Form 20-F
period 2005-12-31
Copa Holdings, S.A.
filed 2006-06-30
CIK 1345105

As filed with the Securities and Exchange Commission on June 30, 2006

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2005
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Commission file number: 001-32696

COPA HOLDINGS, S.A.
(Exact name of Registrant as specified in its charter)
Not Applicable
(Translation of Registrant’s name into English)

Republic of Panama
(Jurisdiction of incorporation or organization)
Avenida Principal y Avenida de la Rotonda, Costa del Este
Complejo Business Park, Torre Norte
Parque Lefevre, Panama City
Panama
(+507 304-2677)
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act

Title of each class:	Name of each exchange on which registered

Class A Common Stock, without par value	New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act:
None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None

     Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: At December 31, 2005, there were outstanding 42,812,500 shares of common stock, without par value, of which 30,034,375 were Class A shares and 12,778,125 were Class B shares.
     Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☐ Yes      ☑ No
     If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. ☐ Yes       ☑ No
     Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☑ Yes      ☐ No
     Indicate by check mark which financial statement item the registrant has elected to follow. ☐ Item 17       ☑ Item 18
     If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). ☐ Yes       ☑ No

INTRODUCTION
     In this annual report, we use the term “Copa Holdings” to refer to Copa Holdings, S.A., “Copa” or “Copa Airlines” to refer to Compañía Panameña de Aviación, S.A., a subsidiary of Copa Holdings, S.A., and “AeroRepública” to refer to AeroRepública, S.A., a subsidiary of Copa Holdings, S.A. The terms “we,” “us” and “our” refer to Copa Holdings, S.A. together with its subsidiaries, except where the context requires otherwise. References to “Class A shares” refer to Class A shares of Copa Holdings, S.A.
     This annual report contains terms relating to operating performance that are commonly used within the airline industry and are defined as follows:
•	“Aircraft utilization” represents the average number of block hours operated per day per aircraft for the total aircraft fleet.

•	“Available seat miles” or “ASMs” represents the aircraft seating capacity multiplied by the number of miles the seats are flown.

•	“Average stage length” represents the average number of miles flown per flight.

•	“Block hours” refers to the elapsed time between an aircraft leaving an airport gate and arriving at an airport gate.

•	“Break-even load factor” represents the load factor that would have resulted in total revenues being equal to total expenses.

•	“Load factor” represents the percentage of aircraft seating capacity that is actually utilized (calculated by dividing revenue passenger miles by available seat miles).

•	“Operating expense per available seat mile” represents operating expenses divided by available seat miles.

•	“Operating revenue per available seat mile” represents operating revenues divided by available seat miles.

•	“Passenger revenue per available seat mile” represents passenger revenue divided by available seat miles.

•	“Revenue passenger miles” represents the number of miles flown by revenue passengers.

•	“Revenue passengers” represents the total number of paying passengers (including all passengers redeeming OnePass frequent flyer miles and other travel awards) flown on all flight segments (with each connecting segment being considered a separate flight segment).

•	“Yield” represents the average amount one passenger pays to fly one mile.
Market Data
     This annual report contains certain statistical data regarding our airline routes and our competitive position and market share in, and the market size of, the Latin American airline industry. This information has been derived from a variety of sources, including the International Air Transport Association, the U.S. Federal Aviation Administration, the International Monetary Fund and other third-party sources, governmental agencies or industry or general publications. Information for which no source is cited has been prepared by us on the basis of our knowledge of Latin American airline markets and other information available to us. The methodology and terminology used by different sources are not always consistent, and data from different sources are not readily comparable. In addition, sources other than us use methodologies that are not identical to ours and may produce results that differ from our own estimates. Although we have not independently verified the information concerning our competitive position, market share, market size, market growth or other similar data provided by third-party sources or by industry or general publications, we believe these sources and publications are generally accurate and reliable.
Presentation of Financial and Statistical Data
     Included elsewhere in this annual report are our audited consolidated balance sheets as of December 31, 2005 and 2004 and the audited consolidated statements of income, changes in shareholders’ equity and cash flows for the years ended December 31, 2005, 2004 and 2003. The consolidated financial information as of December 31, 2003 and for the year ended December 31, 2002 has been derived from our audited consolidated financial statements that were prepared in accordance with accounting principles generally accepted in the United States, or U.S. GAAP and which have not been included in this annual report. The consolidated financial information as of December 31, 2001 and 2002 and for the year ended December 31, 2001 has been derived from our audited consolidated financial statements that were prepared under International Financial Reporting Standards and adjusted to be presented on a basis consistent with U.S. GAAP and which have not been included in this annual report.
     Our audited consolidated financial statements have been prepared in accordance with U.S. GAAP and are stated in U.S. dollars. We began consolidating the results of our AeroRepública operating subsidiary as of its acquisition date on April 22, 2005. Unless otherwise indicated, all references in the annual report to “$” or “dollars” refer to U.S. dollars, and all references to “Pesos” or “Ps.” refer to Colombian pesos, the local currency of Colombia.
     Certain figures included in this annual report have been subject to rounding adjustments. Accordingly, figures shown as totals in certain tables may not be an arithmetic aggregation of the figures that precede them.
Special Note About Forward-Looking Statements
     This annual report includes forward-looking statements, principally under the captions “Risk Factors,” “Business Overview” and “Operating and Financial Review and Prospects.” We have based these forward-looking statements largely on our current beliefs, expectations and projections about future events and financial trends affecting our business. Many important factors, in addition to those discussed elsewhere in this annual report, could cause our actual results to differ substantially from those anticipated in our forward-looking statements, including, among other things:
•	general economic, political and business conditions in Panama and Latin America and particularly in the geographic markets we serve;

•	our management’s expectations and estimates concerning our future financial performance and financing plans and programs;

•	our level of debt and other fixed obligations;

•	demand for passenger and cargo air service in the markets in which we operate;

•	competitive pressures on pricing;

•	our capital expenditure plans;

•	changes in the regulatory environment in which we operate;

•	changes in labor costs, maintenance costs, fuel costs and insurance premiums;

•	changes in market prices, customer demand and preferences and competitive conditions;

•	cyclical and seasonal fluctuations in our operating results;

•	defects or mechanical problems with our aircraft;

•	our ability to successfully implement our growth strategy;

•	our ability to obtain financing on commercially reasonable terms; and

•	the risk factors discussed under “Risk Factors” beginning on page 4.
     The words “believe,” “may,” “will,” “aim,” “estimate,” “continue,” “anticipate,” “intend,” “expect” and similar words are intended to identify forward-looking statements. Forward-looking statements include information concerning our possible or assumed future results of operations, business strategies, financing plans, competitive position, industry environment, potential growth opportunities, the effects of future regulation and the effects of competition. Forward-looking statements speak only as of the date they were made, and we undertake no obligation to update publicly or to revise any forward-looking statements after we distribute this annual report because of new information, future events or other factors. In light of the risks and uncertainties described above, the forward-looking events and circumstances discussed in this annual report might not occur and are not guarantees of future performance. Considering these limitations, you should not place undue reliance on forward-looking statements contained in this annual report.

PART I
Item 1. Identity of Directors, Senior Management and Advisers
     Not applicable.
Item 2. Offer Statistics and Expected Timetable
     Not applicable.
Item 3. Key Information
A. Selected Financial Data
     The following table presents summary consolidated financial and operating data for each of the periods indicated. Our consolidated financial statements are prepared in accordance with U.S. GAAP and are stated in U.S. dollars. You should read this information in conjunction with our consolidated financial statements included in this annual report and the information under “—Selected Financial Data” and “Item 5. Operating and Financial Review and Prospects” appearing elsewhere in this annual report.
     The summary consolidated financial information as of December 31, 2005 and 2004 and for the years ended December 31, 2005, 2004 and 2003 has been derived from our audited consolidated financial statements included elsewhere in this annual report. The consolidated financial information as of December 31, 2003 and for the year ended December 31, 2002 has been derived from our audited consolidated financial statements that were prepared under U.S. GAAP and which have not been included in this annual report. The consolidated financial information as of December 31, 2001 and 2002 and for the year ended December 31, 2001 has been derived from our audited consolidated financial statements that were prepared under International Accounting Standards and adjusted to be presented on a basis consistent with U.S. GAAP and which have not been included in this annual report.
     We acquired 99.8% of the stock of AeroRepública, S.A., or AeroRepública, a Colombian air carrier, and began consolidating its results on April 22, 2005. As a result of this acquisition, our financial information at and for the year ended December 31, 2005 is not comparable to the information at and for the year ended December 31, 2004.

	Year Ended December 31,
	2001	2002	2003	2004	2005(20)
	(in thousands of dollars, except share and per share data and operating data)
INCOME STATEMENT DATA
Operating revenue:
Passenger revenue	$257,918	$269,629	$311,683	$364,611	$565,131
Cargo, mail and other	32,454	31,008	30,106	35,226	43,443

Total operating revenues	290,372	300,637	341,789	399,837	608,574

Operating expenses:
Aircraft fuel	46,514	40,024	48,512	62,549	149,303
Salaries and benefits	38,709	39,264	45,254	51,701	69,730
Passenger servicing	32,834	33,892	36,879	39,222	50,622
Commissions	31,652	28,720	27,681	29,073	45,087
Reservations and sales	18,629	16,707	18,011	22,118	29,213
Maintenance, materials and repairs	25,369	20,733	20,354	19,742	32,505
Depreciation	13,325	13,377	14,040	19,279	19,857
Flight operations	13,887	14,567	15,976	17,904	24,943
Aircraft rentals	20,106	21,182	16,686	14,445	27,631
Landing fees and other rentals	8,451	8,495	10,551	12,155	17,909
Other	15,892	19,166	25,977	29,306	32,622
Fleet impairment charge(1)	—	13,669	3,572	—	—

Total operating expenses	265,368	269,796	283,493	317,494	499,422

Operating income	25,004	30,841	58,296	82,343	109,152

Non-operating income (expense):
Interest expense	(10,988)	(7,629)	(11,613)	(16,488)	(21,629)
Interest capitalized	1,592	1,114	2,009	963	1,089
Interest income	701	831	887	1,423	3,584
Other, net(2)	331	(1,490)	2,554	6,063	395

Total non-operating expenses, net	(8,364)	(7,174)	(6,163)	(8,039)	(16,561)
Income (loss) before income taxes	16,640	23,667	52,133	74,304	92,591

	Year Ended December 31,
	2001	2002	2003	2004	2005(20)
	(in thousands of dollars, except share and per share data and operating data)
Provision for income taxes	(1,822)	(2,999)	(3,644)	(5,732)	(9,592)

Net income (loss)	14,818	20,668	48,489	68,572	82,999

BALANCE SHEET DATA
Total cash, cash equivalents and short-term investments	$28,385	$34,476	$61,432	$110,943	$114,490
Accounts receivable, net	30,210	24,006	31,019	27,706	49,492
Total current assets	69,040	68,940	103,523	152,087	184,793
Purchase deposits for flight equipment	46,540	55,867	45,869	7,190	52,753
Total property and equipment	227,717	345,411	480,488	541,211	637,543
Total assets	300,121	421,935	591,915	702,050	916,912
Long-term debt	111,125	211,698	311,991	380,827	402,954
Total shareholders’ equity	46,426	67,094	115,583	174,155	245,867

CASH FLOW DATA
Net cash provided by operating activities	$32,997	$55,543	$73,479	$98,051	$119,089
Net cash used in investing activities	(39,473)	(150,203)	(151,802)	(85,738)	(163,570)
Net cash provided by financing activities	14,466	100,400	105,298	29,755	38,921

OTHER FINANCIAL DATA
EBITDA(3)	38,660	42,728	74,890	107,685	129,404
Aircraft rentals	20,106	21,182	16,686	14,445	27,631
Operating margin(4)	8.6%	10.3%	17.1%	20.6%	17.9%
Weighted average shares used in computing net income per share(5)	42,812,500	42,812,500	42,812,500	42,812,500	42,812,500
Net income (loss) per share(5)	$0.35	$0.48	$1.13	$1.60	$1.94

OPERATING DATA
Revenue passengers carried(6)	1,794	1,819	2,028	2,333	4,361
Revenue passenger miles(7)	1,870	1,875	2,193	2,548	3,831
Available seat miles(8)	2,920	2,847	3,226	3,639	5,368
Load factor(9)	64.0%	65.9%	68.0%	70.0%	71.4%
Break-even load factor(10)	58.7%	54.5%	52.8%	52.6%	57.9%
Total block hours(11)	59,760	58,112	64,909	70,228	103,628
Average daily aircraft utilization(12)	9.1	8.8	9.0	9.3	9.8
Average passenger fare	143.8	148.2	153.7	156.3	129.6
Yield(13)	13.79	14.38	14.22	14.31	14.75
Passenger revenue per ASM(14)	8.83	9.47	9.66	10.02	10.53
Operating revenue per ASM(15)	9.94	10.56	10.60	10.99	11.34
Operating expenses per ASM (CASM)(16)	9.09	9.48	8.79	8.72	9.30
Departures	23,742	23,361	25,702	27,434	48,934
Average daily departures	65.0	64.0	70.4	75.0	156.6
Average number of aircraft	18.0	18.1	19.8	20.6	31.0
Airports served at period end	28	27	28	29	43

SEGMENT FINANCIAL DATA
Copa:
Operating revenue	$290,372	$300,637	$341,789	$399,837	$505,655
Operating expenses	265,368	269,796	283,493	317,494	402,684
Depreciation	13,325	13,377	14,040	19,279	19,242
Aircraft rentals	20,106	21,182	16,686	14,445	22,096
Interest expense	10,988	7,629	11,613	16,488	19,424
Interest capitalized	1,592	1,114	2,009	963	1,089
Interest income	701	831	887	1,423	3,376
Net income (loss) before tax	16,640	23,667	52,133	74,304	89,745
Total assets	300,121	421,935	591,915	702,050	851,075
AeroRepública:
Operating revenue	—	—	—	—	$102,976
Operating expenses	—	—	—	—	96,839
Depreciation	—	—	—	—	615
Aircraft rentals	—	—	—	—	5,535
Interest expense	—	—	—	—	2,205
Interest capitalized	—	—	—	—	—
Interest income	—	—	—	—	208
Net income (loss) before tax	—	—	—	—	2,846
Total assets	—	—	—	—	98,091

SEGMENT OPERATING DATA
Copa:
Available seat miles(8)	2,920	2,847	3,226	3,639	4,409
Load factor(9)	64.0%	65.9%	68.0%	70.0%	73.4%
Break-even load factor	58.7%	54.5%	52.8%	52.6%	56.8%
Yield(13)	13.79	14.38	14.22	14.31	14.41
Operating revenue per ASM(15)	9.94	10.56	10.60	10.99	11.47
CASM(16)	9.09	9.48	8.79	8.72	9.13
Average stage length(18)	1,023	1,010	1,028	1,047	1,123

	Year Ended December 31,
	2001	2002	2003	2004	2005(20)
	(in thousands of dollars, except share and per share data and operating data)
On time performance(17)	87.7%	90.5%	91.4%	91.8%	91.7%

AeroRepública:
Available seat miles(8)	—	—	—	—	950
Load factor(9)	—	—	—	—	62.0%
Break even load factor	—	—	—	—	60.8%
Yield(13)	—	—	—	—	16.61	(21)
Operating revenue per ASM(15)	—	—	—	—	10.74
CASM(16)	—	—	—	—	10.10
Average stage length(18)	—	—	—	—	360
On time performance(19)	—	—	—	—	70.4%

(1)	Represents impairment losses on our Boeing 737-200 aircraft and related assets. See Note 10 to our consolidated financial statements.

(2)	Consists primarily of changes in the fair value of fuel derivative contracts, foreign exchange gains/losses and gains on sale of Boeing 737-200 aircraft. See “Item 5. Operating and Financial Review and Prospects” and the notes to our consolidated financial statements.

(3)	EBITDA represents net income (loss) plus the sum of interest expense, income taxes, depreciation and amortization minus the sum of interest capitalized and interest income. EBITDA is presented as supplemental information because we believe it is a useful indicator of our operating performance and is useful in comparing our operating performance with other companies in the airline industry. However, EBITDA should not be considered in isolation, as a substitute for net income prepared in accordance with U.S. GAAP or as a measure of a company’s profitability. In addition, our calculation of EBITDA may not be comparable to other companies’ similarly titled measures. The following table presents a reconciliation of our net income to EBITDA for the specified periods:

	Year Ended December 31,
	2001	2002	2003	2004	2005
	(in thousands of dollars)
Net income (loss)	$14,818	$20,668	$48,489	$68,572	$82,999
Interest expense	10,988	7,629	11,613	16,488	21,629
Income taxes	1,822	2,999	3,644	5,732	9,592
Depreciation	13,325	13,377	14,040	19,279	19,857

Subtotal	40,953	44,673	77,786	110,071	134,077

Interest capitalized	(1,592)	(1,114)	(2,009)	(963)	(1,089)
Interest income	(701)	(831)	(887)	(1,423)	(3,584)

EBITDA	38,660	42,728	74,890	107,685	129,404

Aircraft rentals represents a significant operating expense of our business. Because we leased several of our aircraft during the periods presented, we believe that when assessing our EBITDA you should also consider the impact of our aircraft rent expense, which was $20.1 million in 2001, $21.2 million in 2002, $16.7 million in 2003, $14.4 million in 2004, and $27.6 million in 2005.

(4)	Operating margin represents operating income divided by operating revenues.

(5)	All share and per share amounts have been retroactively restated to reflect the current capital structure described under “Description of Capital Stock” and in the notes to our consolidated financial statements.

(6)	Total number of paying passengers (including all passengers redeeming OnePass frequent flyer miles and other travel awards) flown on all flight segments, expressed in thousands.

(7)	Number of miles flown by scheduled revenue passengers, expressed in millions.

(8)	Aircraft seating capacity multiplied by the number of miles the seats are flown, expressed in millions.

(9)	Percentage of aircraft seating capacity that is actually utilized. Load factors are calculated by dividing revenue passenger miles by available seat miles.

(10)	Load factor that would have resulted in total revenues being equal to total expenses.

(11)	The number of hours from the time an airplane moves off the departure gate for a revenue flight until it is parked at the gate of the arrival airport.

(12)	Average number of block hours operated per day per aircraft for the total aircraft fleet.

(13)	Average amount (in cents) one passenger pays to fly one mile.

(14)	Passenger revenues (in cents) divided by the number of available seat miles.

(15)	Total operating revenues for passenger aircraft related costs (in cents) divided by the number of available seat miles.

(16)	Total operating expenses for passenger aircraft related costs (in cents) divided by the number of available seat miles.

(17)	Percentage of flights that arrive at the destination gate within fifteen minutes of scheduled arrival.

(18)	The average number of miles flown per flight.

(19)	Percentage of flights that depart within fifteen minutes of the scheduled departure time.

(20)	For AeroRepública operating data, this period covers from April 22, 2005 until December 31, 2005 which corresponds to the period that AeroRepública was consolidated in our financial statements.

(21)	AeroRepública has not historically distinguished between revenue passengers and non-revenue passengers. Although we are implementing systems at AeroRepública to record that information, revenue passenger information and other statistics derived from revenue passenger data for the year ended December 31, 2005 has been derived from estimates that we believe to be materially accurate.
B. Capitalization and Indebtedness
     Not applicable
C. Reasons for the Offer and Use of Proceeds
     Not applicable
D. Risk Factors
     An investment in our Class A shares involves a high degree of risk. You should carefully consider the risks described below before making an investment decision. Our business, financial condition and results of operations could be materially and adversely affected by any of these risks. The trading price of our Class A shares could decline due to any of these risks, and you may lose all or part of your investment. The risks described below are those known to us and that we currently believe may materially affect us.
Risks Relating to Our Company
Our failure to successfully implement our growth strategy may adversely affect our results of operations and harm the market value of our Class A shares.
     We have grown rapidly over the past five years. We intend to continue to grow our fleet, expand our service to new markets and increase the frequency of flights to the markets we currently serve. Achieving these goals is essential in order for our business to benefit from cost efficiencies resulting from economies of scale. We expect to have substantial cash needs as we expand, including cash required to fund aircraft purchases or aircraft deposits as we add to our fleet. We cannot assure you that we will have sufficient cash to fund such projects, and if we are unable to successfully expand our route system, our future revenue and earnings growth would be limited.
     When we commence a new route, our load factors tend to be lower than those on our established routes and our advertising and other promotional costs tend to be higher, which may result in initial losses that could have a negative impact on our results of operations as well as require a substantial amount of cash to fund. We also periodically run special promotional fare campaigns, particularly in connection with the opening of new routes. Promotional fares may have the effect of increasing load factors while reducing our yield on such routes during the period that they are in effect. The number of markets we serve and our flight frequencies depend on our ability to identify the appropriate geographic markets upon which to focus and to gain suitable airport access and route approval in these markets. There can be no assurance that the new markets we enter will provide passenger traffic that is sufficient to make our operations in those new markets profitable. Any condition that would prevent or delay our access to key airports or routes, including limitations on the ability to process more passengers, the imposition of flight capacity restrictions, the inability to secure additional route rights under bilateral agreements or the inability to maintain our existing slots and obtain additional slots, could constrain the expansion of our operations.
     The expansion of our business will also require additional skilled personnel, equipment and facilities. The inability to hire and retain skilled pilots and other personnel or secure the required equipment and facilities efficiently and cost-effectively may adversely affect our ability to execute our growth strategy. Expansion of our markets and flight frequencies may also strain our existing management resources and operational, financial and management information systems to the point where they may no longer be adequate to support our operations, requiring us to make significant expenditures in these areas. In light of these factors, we cannot assure you that we will be able to successfully establish new markets or expand our existing markets, and our failure to do so could harm our business and results of operations, as well as the value of our Class A shares.
If we fail to successfully integrate the new Embraer 190 aircraft we have agreed to purchase into our operations, our business could be harmed.
     In October 2004, Copa announced an order to purchase ten new Embraer 190 aircraft with options for an additional 20 new aircraft. Since then, Copa accepted delivery of two Embraer aircraft in the fourth quarter of 2005 and increased its firm orders for the Embraer 190 aircraft by exercising two of these options in April 2005 and three of these options in April 2006. In March 2006, AeroRepública announced an order to purchase five new Embraer 190 aircraft with options for an additional 20 new aircraft. Acquisition of an all-new type of aircraft, such as the Embraer 190, involves a variety of risks, including:
•	difficulties or delays in obtaining the necessary certifications from the aviation regulatory authorities of the countries to which we fly;

•	manufacturer’s delays in meeting the agreed upon aircraft delivery schedule;

•	difficulties in obtaining financing on acceptable terms to complete our purchase of all of the aircraft we have committed to purchase; and

•	the inability of the new aircraft and its components to comply with agreed upon specifications and performance standards.
     The Embraer 190 is a new aircraft and, although to date we have not had any significant problems with this aircraft, certain other airlines have in the past experienced problems generally associated with it, including difficulties with the software that operates the Embraer avionics system. As a result, we may experience similar or other problems with the Embraer 190s that will be delivered to us which could result in increased costs or service interruptions.
     In addition, we also face risks in integrating a second type of aircraft into our existing infrastructure and operations, including, among other things, the additional costs, resources and time needed to hire and train new pilots, technicians and other skilled support personnel. If we fail to successfully take delivery of, place into service and integrate into our operations the new Embraer 190 aircraft, our business, financial condition and results of operations could be harmed.
We are dependent on our alliance with Continental and cannot assure you that it will continue.
     We maintain a broad commercial and marketing alliance with Continental Airlines, Inc., or Continental, that has allowed us to enhance our network and, in some cases, offer our customers services that we could not otherwise offer. If Continental were to experience severe financial difficulties or go bankrupt, our alliance and service agreements may be terminated or we may not realize the anticipated benefits from our relationship with Continental. Continental has incurred significant losses since September 11, 2001, primarily as a result of record high fuel prices and decreased yields. Continental reported a net loss of $68 million for 2005 and has indicated that losses of the magnitude incurred since September 11, 2001 are not sustainable if they continue. We cannot assure you that Continental’s results will improve, or that it will avoid bankruptcy, and as a result we may be materially and adversely affected by a continuing deterioration of Continental’s financial condition.
     Since we began the alliance in 1998, we have benefited from Continental’s support in negotiations for aircraft purchases, insurance and fuel purchases, sharing of “best practices” and engineering support in our maintenance operations, and significant other intangible support. This support has assisted us in our growth strategy, while also improving our operational performance and the quality of our service. Our alliance relationship with Continental is the subject of a grant of antitrust immunity from the U.S. Department of Transportation, or DOT. If our relationship with Continental were to deteriorate, or our alliance relationship were no longer to benefit from a grant of antitrust immunity, or our alliance or services agreements were terminated, our business, financial condition and results of operations would likely be materially and adversely affected. The loss of Copa’s codesharing relationship with Continental would likely result in a significant decrease in our revenues. We also rely on Continental’s OnePass frequent flyer program that we participate in globally and on a co-branded basis in Latin America, and our business may be adversely affected if the OnePass program does not remain a competitive marketing program. In addition, our competitors may benefit from alliances with other airlines that are more extensive than our alliance with Continental. We cannot predict the extent to which we will be disadvantaged by competing alliances. See “Item 7. Major Shareholders and Related Party Transactions.”
Continental’s economic interest in our continued success can be expected to further decline over time.
     In connection with our initial public offering in December 2005, Continental reduced its investment in us from 49% to approximately 27.3% of our capital stock. After giving effect to the proposed offering which we are currently making, Continental is expected to further reduce its investment in us to approximately 12.3% of our capital stock (or 10.0% if the over-allotment option is exercised). Continental can be expected to seek to monetize its remaining investment in us. Continental has certain rights pursuant to a shareholders’ agreement among Continental, Corporación de Inversiones Aéreas, S.A., or CIASA, and us, including the right to appoint one of our directors so long as our alliance agreement with Continental continues. As a result of Continental’s right, following consummation of the proposed offering, to appoint one member of our board of directors and our dependence on the alliance between the airlines, Continental will continue to have the ability to exercise significant influence over us following the proposed offering. Nevertheless, Continental’s interests will likely diverge from those of our other shareholders as Continental reduces its investment in us over time. Other than certain exclusivity provisions and a termination event for certain competitive activities contained in our alliance agreement, we do not have any non-competition agreement with Continental, and as Continental continues to reduce its economic stake in us, it may take actions that are adverse to the interests of the majority of our shareholders. See “Item 7. Major Shareholders and Related Party Transactions.”
We operate using a hub-and-spoke model and are vulnerable to competitors offering direct flights between destinations we serve.
     The structure of substantially all of our current flight operations (other than those of AeroRepública) generally follows what is known in the airline industry as a “hub-and-spoke” model. This model aggregates passengers by operating flights from a number of “spoke” origins to a central hub through which they are transported to their final destinations. In recent years, many traditional hub-and-spoke operators have faced significant and increasing competitive pressure from low-cost, point-to-point carriers on routes with sufficient demand to sustain point-to-point service. A point-to-point structure enables airlines to focus on the most profitable, high-demand routes and to offer greater convenience and, in many instances, lower fares. With the passage of time, and in particular as demand for air travel in Latin America increases, it is increasingly likely that one or more of our competitors will initiate non-stop service between important destinations that we currently serve through our Panamanian hub. By bypassing our hub in Panama, any non-stop service would be more convenient and possibly less expensive, than our connecting service and could significantly decrease demand for our service to those destinations. We believe that future competition from point-to-point carriers will be directed towards the largest markets that we serve. As a result, the effect of such competition on us could be significant and could have a material adverse effect on our business, financial condition and results of operations.
The Panamanian Aviation Act and certain of the bilateral agreements under which we operate contain Panamanian ownership requirements that are not clearly defined, and our failure to comply with these requirements could cause us to lose our authority to operate in Panama or to the international destinations we serve.
     Under Law No. 21 of January 29, 2003, which regulates the aviation industry in the Republic of Panama and which we refer to as the Aviation Act, “substantial ownership” and “effective control” of our airline must remain in the hands of Panamanian nationals. Under certain of the bilateral agreements between Panama and other countries pursuant to which we have the right to fly to those other countries and over their territory, we must continue to have substantial Panamanian ownership and effective control by Panamanian nationals to retain these rights. Neither “substantial ownership” nor “effective control” are defined in the Aviation Act or in the bilateral agreements, and it is unclear how a Panamanian court or, in the case of the bilateral agreements, foreign regulatory authorities might interpret these requirements. In addition, the manner in which these requirements are interpreted may change over time. We cannot predict whether these requirements would be satisfied through ownership and control by Panamanian record holders, or if these requirements would be satisfied only by direct and indirect ownership and control by Panamanian beneficial owners.
     At the present time, CIASA, a Panamanian entity, is the record owner of all of our Class B voting shares, representing approximately 29.2% of our total share capital and all of the voting power of our capital stock.
     On November 25, 2005, the Executive Branch of the Government of Panama promulgated a decree stating that the “substantial ownership” and “effective control” requirements of the Aviation Act are met if a Panamanian citizen or a Panamanian company is the record holder of shares representing 51% or more of the voting power of the company. Although the decree has the force of law for so long as it remains in effect, it does not supersede the Aviation Act, and it can be modified or superseded at any time by a future Executive Branch decree. Additionally, the decree has no binding effect on regulatory authorities of other countries whose bilateral agreements impose Panamanian ownership and control limitations on us. We cannot assure you that the decree will not be challenged, modified or superseded in the future, or that record ownership of a majority of our Class B shares by Panamanian entities will be sufficient to satisfy the “substantial ownership” requirement of the Aviation Act and the decree. If the Panamanian Civil Aviation Authority (the Autoridad de Aeronáutica Civil), which we refer to as the AAC, or a Panamanian court were to determine that “substantial” Panamanian ownership should be determined on the basis of our direct and indirect ownership, we could lose our license to operate our airline in Panama. Likewise, if a foreign regulatory authority were to determine that our direct or indirect Panamanian ownership fails to satisfy the minimum Panamanian ownership requirements for a Panamanian carrier under the applicable bilateral agreement, we may lose the benefit of that agreement and be prohibited from flying to the relevant country or over its territory. Any such determination would have a material adverse effect on our business, financial condition and results of operations, as well as on the value of the Class A shares.
Our business is subject to extensive regulation which may restrict our growth or our operations or increase our costs.
     Our business, financial condition and results of operations could be adversely affected if we or certain aviation authorities in the countries to which we fly fail to maintain the required foreign and domestic governmental authorizations necessary for our operations. In order to maintain the necessary authorizations issued by the AAC and other corresponding foreign authorities, we must continue to comply with applicable statutes, rules and regulations pertaining to the airline industry, including any rules and regulations that may be adopted in the future. We cannot predict or control any actions that the AAC or foreign aviation regulators may take in the future, which could include restricting our operations or imposing new and costly regulations. Also, our fares are technically subject to review by the AAC and the regulators of certain other countries to which we fly, any of which may in the future impose restrictions on our fares.
     We are also subject to international bilateral air transport agreements that provide for the exchange of air traffic rights between Panama and various other countries, and we must obtain permission from the applicable foreign governments to provide service to foreign destinations. There can be no assurance that existing bilateral agreements between the countries in which our airline operating companies are based and foreign governments will continue, or that we will be able to obtain more route rights under those agreements to accommodate our future expansion plans. A modification, suspension or revocation of one or more bilateral agreements could have a material adverse effect on our business, financial condition and results of operations. The suspension of our permits to operate to certain airports or destinations or the imposition of other sanctions could also have a material adverse effect. Due to the nature of bilateral agreements, we can fly to many destinations only from Panama. We cannot assure you that a change in a foreign government’s administration of current laws and regulations or the adoption of new laws and regulations will not have a material adverse effect on our business, financial condition and results of operations.
     We plan to continue to increase the scale of our operations and revenues by expanding our presence on new and existing routes. Our ability to successfully implement this strategy will depend upon many factors, several of which are outside our control or subject to change. These factors include the permanence of a suitable political, economic and regulatory environment in the Latin American countries in which we operate or intend to operate and our ability to identify strategic local partners.
     The most active government regulator among the countries to which we fly is the U.S. Federal Aviation Administration, or FAA. The FAA from time to time issues directives and other regulations relating to the maintenance and operation of aircraft that require significant expenditures. FAA requirements cover, among other things, collision avoidance systems, airborne windshear avoidance systems, noise abatement and other environmental issues, and increased inspections and maintenance procedures to be conducted on older aircraft. We expect to continue incurring expenses to comply with the FAA’s regulations, and any increase in the cost of compliance could have an adverse effect on our financial condition and results of operations. Additional new regulations continue to be regularly implemented by the U.S. Transportation Security Administration, or TSA, as well.
The growth of our operations to the United States and the benefits of our code-sharing arrangements with Continental are dependent on Panama’s continued favorable safety assessment.
     The FAA periodically audits the aviation regulatory authorities of other countries. As a result of its investigation, each country is given an International Aviation Safety Assessment, or IASA, rating. In May 2001, Panama’s IASA rating was downgraded from Category 1 to Category 2 due to alleged deficiencies in Panamanian air safety standards and AAC’s capability to provide regulatory oversight. As a result of this downgrade, we were prevented from offering our Copa flights to any new destinations in the United States and from certifying new aircraft for flights to the United States, and Continental was no longer able to codeshare on our flights. In April 2004, after extensive investment by the Panamanian government in the AAC and consultations among Copa, the AAC and U.S. safety officials, Panama’s IASA rating was restored to Category 1. We cannot assure you that the government of Panama, and the AAC in particular, will continue to meet international safety standards, and we have no direct control over their compliance with IASA guidelines. If Panama’s IASA rating were to be downgraded in the future, it could prohibit us from increasing service to the United States and Continental would have to suspend the placing of its code on our flights, causing us to lose direct revenue from codesharing as well as reducing flight options to our customers.
We are highly dependent on our hub at Panama City’s Tocumen International Airport.
     Our business is heavily dependent on our operations at our hub at Panama City’s Tocumen International Airport. Substantially all of our Copa flights either depart from or arrive at our hub. The hub-and-spoke structure of our operations is particularly dependent on the on-time arrival of tightly coordinated groupings of flights to ensure that passengers can make timely connections to continuing flights. Like other airlines, we are subject to delays caused by factors beyond our control, including air traffic congestion at airports, adverse weather conditions and increased security measures. Delays inconvenience passengers, reduce aircraft utilization and increase costs, all of which in turn negatively affect our profitability. A significant interruption or disruption in service at Tocumen International Airport could have a serious impact on our business, financial condition and operating results. Also, Tocumen International Airport provides international service to the Republic of Panama’s population of approximately 3.0 million, whereas the hub markets of our current competitors tend to be much larger, providing those competitors with a larger base of customers at their hub.
     Tocumen International Airport is operated by a corporation that is controlled by the government of the Republic of Panama. We depend on our good working relationship with the quasi-governmental corporation that operates the airport to ensure that we have adequate access to aircraft parking positions, landing rights and gate assignments for our aircraft to accommodate our current operations and future plans for expansion. The corporation that operates Tocumen International Airport does not enter into any formal, written leases or other agreements with airlines that govern rights to use the airport’s jetways or aircraft parking spaces. Therefore, in connection with the ongoing or future expansion of the airport, the airport authority could assign new capacity to competing airlines or could reassign resources that are currently used by us to other aircraft operators. Either such event could result in significant new competition for our routes or could otherwise have a material adverse effect on our current operations or ability for future growth.

We are exposed to increases in landing charges and other airport access fees and cannot be assured access to adequate facilities and landing rights necessary to achieve our expansion plans.
     We must pay fees to airport operators for the use of their facilities. Any substantial increase in airport charges could have a material adverse impact on our results of operations. Passenger taxes and airport charges have also increased in recent years, sometimes substantially. Certain important airports that we use, such as Bogota’s El Dorado airport, may be privatized in the near future which is likely to result in significant cost increases to the airlines that use these airports. We cannot assure you that the airports used by us will not impose, or further increase, passenger taxes and airport charges in the future, and any such increases could have an adverse effect on our financial condition and results of operations.
     Certain airports that we serve (or that we plan to serve in the future) are subject to capacity constraints and impose slot restrictions during certain periods of the day. We cannot assure you that we will be able to obtain a sufficient number of slots, gates and other facilities at airports to expand our services as we are proposing to do. It is also possible that airports not currently subject to capacity constraints may become so in the future. In addition, an airline must use its slots on a regular and timely basis or risk having those slots re-allocated to others. Where slots or other airport resources are not available or their availability is restricted in some way, we may have to amend our schedules, change routes or reduce aircraft utilization. Any of these alternatives could have an adverse financial impact on us.
     Some of the airports to which we fly impose various restrictions, including limits on aircraft noise levels, limits on the number of average daily departures and curfews on runway use. In addition, we cannot assure you that airports at which there are no such restrictions may not implement restrictions in the future or that, where such restrictions exist, they may not become more onerous. Such restrictions may limit our ability to continue to provide or to increase services at such airports.
We and our auditors identified a “material weakness” in our internal controls over financial reporting in connection with the preparation of our financial statements under U.S. GAAP, and if we fail to remediate this material weakness and achieve and maintain an effective system of internal controls, we may not be able to accurately report our financial results on a timely basis. As a result, current and potential stockholders could lose confidence in our financial reporting, which would harm our business and the trading price of our Class A shares.
     In connection with the preparation of our financial statements under U.S. GAAP as of and for the year ended December 31, 2005, we and our auditors identified a material weakness (as defined under standards established by the Public Company Accounting Oversight Board) in our internal controls over financial reporting. A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of our annual or interim financial statements will not be prevented or detected. Specifically, we found that we did not have appropriate expertise in U.S. GAAP accounting and reporting among our financial and accounting staff to prepare our periodic financial statements without needing to make material corrective adjustments and footnote revisions when those statements are audited or reviewed. In light of this material weakness, in preparing the financial statements included in this annual report, we performed additional analyses and other post-closing procedures in the course of preparing our financial statements and related footnotes in accordance with U.S. GAAP.
     Pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, beginning with our Annual Report on Form 20-F for the fiscal year ending December 31, 2006, we will be required to furnish a report by our management on our internal control over financial reporting. This report will contain, among other matters, an assessment of the effectiveness of our internal controls over financial reporting as of the end of the fiscal year, including a statement as to whether or not our internal controls over financial reporting are effective. We have contracted an additional accounting manager with experience in preparing financial statements under U.S. GAAP; we have engaged an internationally recognized accounting firm to assist us in developing our procedures to comply with the requirements of Section 404; and our management and audit committee are developing other plans to prepare for our compliance with the requirements of Section 404 and to correct the weakness identified above. We will incur incremental costs as a result of these efforts, including increased auditing and legal fees, the magnitude of which we are not able to estimate at this time. We may not be able to effectively and timely implement controls and procedures that adequately respond to Section 404 or other increased regulatory compliance and reporting requirements that will be applicable to us as a public company. We cannot assure you that we will not discover further weaknesses or deficiencies as we continue to develop these procedures. In addition, we cannot assure you that the steps we plan to take or the procedures we plan to implement will be sufficient to ensure that we will be able to prevent or detect any misstatements to our financial statements in the future.
     Any failure to implement and maintain the improvements in the controls over our financial reporting, or difficulties encountered in the implementation of these improvements in our controls, could result in a material misstatement to the annual or interim financial statements that would not be prevented or detected or cause us to fail to meet our reporting obligations under applicable securities laws. Any failure to improve our internal controls to address the identified weakness could result in our incurring substantial liability for not having met our legal obligations and could also cause investors to lose confidence in our reported financial information, which could have a negative impact on the trading price of our Class A shares. Similar adverse effects could result if our auditors express an adverse opinion or disclaim or qualify an opinion on management’s assessment or on the effectiveness of our internal control over financial reporting.
We have significant fixed financing costs and expect to incur additional fixed costs as we expand our fleet.
     The airline business is characterized by high leverage, and accordingly we have a high level of indebtedness. We also have significant expenditures in connection with our operating leases and facility rental costs, and substantially all of our property and equipment is pledged to secure indebtedness. For the year ended December 31, 2005, our interest expense and aircraft and facility rental expense under operating leases aggregated $57.1 million. At March 31, 2006, approximately 62% of our total indebtedness bore interest at fixed rates, and a small portion of our lease obligations was determined with reference to LIBOR. Accordingly, our financing and rent expense will not decrease significantly if market interest rates decline.
     As of May 31, 2006, we had firm commitments to purchase eight Boeing 737-Next Generation and 18 Embraer 190s, with an aggregate manufacturer’s list price of approximately $1.1 billion. We have arranged for financing for a significant portion of the commitment relating to such aircraft and will require substantial capital from external sources to meet our remaining financial commitment. The acquisition and financing of these aircraft will likely result in a substantial increase in our leverage and fixed financing costs. A high degree of leverage and fixed payment obligations could:
•	limit our ability in the future to obtain additional financing for working capital or other important needs;

•	impair our liquidity by diverting substantial cash from our operating needs to service fixed financing obligations; or

•	limit our ability to plan for or react to changes in our business, in the airline industry or in general economic conditions.
     Any one of these could have a material adverse effect on our business, financial condition and results of operations.
The cost of refinancing our debt and obtaining additional financing for new aircraft could increase significantly if the Export-Import Bank of the United States does not continue to guarantee our debt.
     We currently finance our aircraft through bank loans and, to a lesser extent, operating leases and local bond offerings. In the past, we have obtained most of the financing for our Boeing aircraft purchases from commercial financial institutions utilizing guarantees provided by the Export-Import Bank of the United States. The Export-Import Bank provides guarantees to companies that purchase goods from U.S. companies for export, enabling them to obtain financing at substantially lower interest rates as compared to those that they could obtain without a guarantee. The Export-Import Bank will not be able to provide similar guarantees in connection with financing for our aircraft purchases from Embraer since those aircraft are not exports from the United States. At December 31, 2005, we had $337.1 million of outstanding indebtedness that is owed to financial institutions under financing arrangements guaranteed by the Export-Import Bank. We cannot predict whether the Export-Import Bank’s credit support will continue to be available to us to fund future purchases of Boeing aircraft. The Export-Import Bank may in the future limit its exposure to Panama-based companies, to our airline or to airlines generally, or may encourage us to diversify our credit sources by limiting future guarantees. Similarly, we cannot assure you that we will be able to continue to raise financing from past sources, or from other sources, on terms comparable to our existing financing. We may not be able to continue to obtain lease or debt financing on terms attractive to us, or at all, and if we are unable to obtain financing, we may be forced to modify our aircraft acquisition plans or to incur higher than anticipated financing costs which could have an adverse impact on the execution of our growth strategy and business.
Our existing debt financing agreements and our aircraft operating leases contain restrictive covenants that impose significant operating and financial restrictions on us.
     Our aircraft financing loans and operating leases and the instruments governing our other indebtedness contain a number of significant covenants and restrictions that limit our ability and our subsidiaries’ ability to:
•	create material liens on our assets;

•	take certain actions that may impair creditors’ rights to our aircraft;

•	sell assets or engage in certain mergers or consolidations; and

•	engage in other specified significant transactions.
     In addition, several of our aircraft financing agreements require us to maintain compliance with specified financial ratios and other financial and operating tests. For example, our access to certain borrowings under our aircraft financing arrangements is conditioned upon our maintenance of minimum debt service coverage and capitalization ratios. See “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources.” Complying with these covenants may cause us to take actions that make it more difficult to execute successfully our business strategy, and we may face competition from companies not subject to such restrictions. Moreover, our failure to comply with these covenants could result in an event of default or refusal by our creditors to extend certain of our loans.
If we were to determine that our aircraft, rotable parts or inventory were impaired, it would have a significant adverse effect on our operating results.
     We perform impairment reviews when there are particular risks of impairment or other indicators described in Statement of Financial Accounting Standards No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, in order to determine whether we need to reduce the carrying value of our aircraft and related assets with a related charge to our earnings. In addition to the fact that the value of our fleet declines as it ages, the excess capacity that currently exists in the airline industry, airline bankruptcies and other factors beyond our control may further contribute to the decline of the fair market value of our aircraft and related rotable parts and inventory. If such an impairment does occur, we would be required under U.S. GAAP to write down these assets to their estimated fair market value through a charge to earnings. A significant charge to earnings would adversely affect our financial condition and operating results. In addition, the interest rates on and the availability of certain of our aircraft financing loans are tied to the value of the aircraft securing the loans. If those values were to decrease substantially, our interest rates may rise or the lenders under those loans may cease extending credit to us, either of which could have an adverse impact on our financial condition and results of operations.
We rely on information technology systems, and we may become more dependent on such systems in the future.
     We rely upon information technology systems to operate our business and increase our efficiency. We are highly reliant on certain critical systems, such as the Sceptre system for maintenance, the “SHARES” computer reservation and check-in system and our new revenue management system. Other systems are designed to decrease distribution costs through Internet reservations and to maximize cargo distributions. These systems may not deliver their anticipated benefits. Also, in transitioning to new systems we may lose data or experience interruptions in service, which could harm our business.
Our quarterly results can fluctuate substantially, and the trading price of our Class A shares may be affected by such variations.
     The airline industry is by nature cyclical and seasonal, and our operating results may vary from quarter to quarter. We tend to experience the highest levels of traffic and revenue in July and August, with a smaller peak in traffic in December and January. In general, demand for air travel is higher in the third and fourth quarters, particularly in international markets, because of the increase in vacation travel during these periods relative to the remainder of the year. We generally experience our lowest levels of passenger traffic in April and May. Given our high proportion of fixed costs, seasonality can affect our profitability from quarter to quarter. Demand for air travel is also affected by factors such as economic conditions, war or the threat of war, fare levels and weather conditions.
     Due to the factors described above and others described in this annual report, quarter-to-quarter comparisons of our operating results may not be good indicators of our future performance. In addition, it is possible that in any quarter our operating results could be below the expectations of investors and any published reports or analyses regarding our company. In that event, the price of our Class A shares could decline, perhaps substantially.
Our reputation and financial results could be harmed in the event of an accident or incident involving our aircraft.
     An accident or incident involving one of our aircraft could involve significant claims by injured passengers and others, as well as significant costs related to the repair or replacement of a damaged aircraft and its temporary or permanent loss from service. A short time prior to our acquisition of AeroRepública, one of its aircraft slid off of a runway in an accident without serious injuries to passengers; however, the aircraft was severely damaged and declared a total loss by its insurers. We are required by our creditors and the lessors of our aircraft under our operating lease agreements to carry liability insurance, but the amount of such liability insurance coverage may not be adequate and we may be forced to bear substantial losses in the event of any future accident. Our insurance premiums may also increase due to an accident or incident affecting one of our aircraft. Substantial claims resulting from an accident in excess of our related insurance coverage or increased premiums would harm our business and financial results. Moreover, any aircraft accident or incident, even if fully insured, could cause the public to perceive us as less safe or reliable than other airlines which could harm our business and results of operations. Our business would also be significantly harmed if the public avoids flying our aircraft due to an adverse perception of the types of aircraft that we operate arising from safety concerns or other problems, whether real or perceived, or in the event of an accident involving those types of aircraft.
Fluctuations in foreign exchange rates could negatively affect our net income.
     In 2005, approximately 72% of our expenses and 42% of our revenues were denominated in U.S. dollars. The remainder of our expenses and revenues were denominated in the currencies of the various countries to which we fly, with the largest non-dollar amount denominated in Pesos. As a result of the acquisition of AeroRepública in April 2005, we have an increased exposure to the Colombian Peso. If any of these currencies decline in value against the U.S. dollar, our revenues, expressed in U.S. dollars, and our operating margin would be adversely affected. We may not be able to adjust our fares denominated in other currencies to offset any increases in U.S. dollar-denominated expenses, increases in interest expense or exchange losses on fixed obligations or indebtedness denominated in foreign currency. Copa currently does not hedge the risk of fluctuation in foreign exchange rates, and AeroRepública currently has only limited hedging. We are exposed to exchange rate losses and gains due to the fluctuation in the value of local currencies vis-à-vis the U.S. dollar during the period of time (typically between 1 to 2 weeks) between the time we are paid in local currencies and the time we are able to repatriate the revenues in U.S. dollars.
Our maintenance costs will increase as Copa’s fleet ages and as we perform maintenance on AeroRepública’s older fleet.

     Because the average age of Copa’s aircraft was approximately 3.6 years as of May 31, 2006, the fleet requires less maintenance now than it will in the future. We have incurred a low level of maintenance expenses in recent years because most of the parts on Copa’s aircraft were still covered under multi-year warranties. Our maintenance costs will increase significantly, both on an absolute basis and as a percentage of our operating expenses as our fleet ages and these warranties expire.
     AeroRepública’s fleet is considerably older than Copa’s fleet, having an average age of 20.4 years as of May 31, 2006 (not taking into account our currently retired DC-9 aircraft). The aircraft operated by AeroRepública will likely be less reliable than Copa’s newer aircraft and can be expected to require significantly greater expenditures on maintenance which may lead to an overall increase in our consolidated operating expenses.
If we enter into a prolonged dispute with any of our employees, many of whom are represented by unions, or if we are required to increase substantially the salaries or benefits of our employees, it may have an adverse impact on our operations and cash flows.
     Approximately 61% of our Copa employees belong to a labor union. There are currently five unions covering our Copa employees based in Panama: the pilots’ union; the flight attendants’ union; the mechanics’ union; the traffic attendants’ union; and a generalized union, which represents baggage handlers, aircraft cleaners, counter agents, and other non-executive administrative staff. Copa is scheduled to begin its next negotiations with the pilots’ union in mid-2008. Copa entered into new collective bargaining agreements with its general union and its flight attendants’ union on October 26, 2005 and April 3, 2006, respectively. After extensive negotiations which did not lead to a mutually satisfactory resolution, Copa and the mechanics’ union entered into a government-mandated arbitration, and a collective bargaining agreement was agreed to on March 29, 2006 as a result of such arbitration proceedings. Previously, Copa has not had to resort to arbitration to resolve negotiations with its unions. Collective bargaining agreements in Panama are typically between three and four year terms. We also have union contracts with our Copa employees in Brazil and Mexico. AeroRepública is a party to collective bargaining agreements that cover 95 of AeroRepública’s 109 pilots and co-pilots and all of AeroRepública’s 176 flight attendants. A strike, work interruption or stoppage or any prolonged dispute with our employees who are represented by any of these unions could have an adverse impact on our operations. These risks are typically exacerbated during periods of renegotiation with the unions. For example, in 2000 we experienced a brief localized pilots’ union work slow-down during contract negotiations that was eventually resolved to our satisfaction. Any renegotiated collective bargaining agreement could feature significant wage increases and a consequent increase in our operating expenses. Employees outside of Panama that are not currently members of unions may also form new unions that may seek further wage increases or benefits.
     Our business is labor intensive. We expect salaries, wages and benefits to increase on a gross basis, and these costs could increase as a percentage of our overall costs. If we are unable to hire, train and retain qualified pilots and other employees at a reasonable cost, our business could be harmed and we may be unable to complete our expansion plans.
Our investment in AeroRepública may not generate the benefits we sought when we purchased the company.
     In the second quarter of 2005, we purchased AeroRepública, a Colombian airline currently providing point-to-point service among 12 cities in Colombia and to Panama City. AeroRepública’s results of operations are highly sensitive to competitive conditions in the Colombian domestic air travel market. AeroRepública’s rapid growth in recent years came during a period in which the domestic market leader, Aerovías del Continente Americano S.A. (Avianca), experienced severe financial difficulties that resulted in its bankruptcy and the exit from the market of several other competitors. Avianca has emerged from bankruptcy with new management and an improved financial condition. It is therefore likely that AeroRepública will face stronger competition in the future than it has in recent years, and its prior results may not be indicative of its future performance.
     AeroRepública’s results of operations are significantly less profitable than those of Copa. During the first three months of 2006, AeroRepública had a net loss of approximately $746,000 and may have continuing net losses in future fiscal periods. We may not be able to achieve the cost savings and other improvements we seek at

AeroRepública, and our failure to do so would harm our consolidated operating margins and results of operations. Our investment in AeroRepública is subject to many risks and uncertainties that will ultimately determine whether the acquisition will increase or reduce our overall profitability. See “Item 4B. Business Overview—AeroRepública.”
The integration of AeroRepública into our business may require a significant amount of our management’s time and distract our management from our core operations.
     Although we believe that our acquisition of AeroRepública represents an attractive opportunity, substantial resources are needed to implement our plan to improve its profitability. Implementation of our plan is subject to many uncertainties and may eventually require us to dedicate a potentially significant portion of our limited management resources to this effort. Inconsistencies in standards, internal controls, procedures, policies, business cultures and compensation structures between Copa and AeroRepública, and the need to implement, coordinate and harmonize various business-specific operating procedures and systems, as well as the financial, accounting, information and other systems of Copa and AeroRepública, may result in substantial costs and may divert a substantial amount of our management’s resources from our core international operations. Diversion of Copa’s resources could materially and negatively affect our financial condition and results of operations.
Our revenues depend on our relationship with travel agents and tour operators.
     In 2005, approximately 58% of our revenues were derived from tickets sold by travel agents or tour operators. We cannot assure you that we will be able to maintain favorable relationships with these ticket sellers. Our revenues could be adversely impacted if travel agents or tour operators elect to favor other airlines or to disfavor us. Our relationship with travel agents and tour operators may be affected by:
•	the size of commissions offered by other airlines;

•	changes in our arrangements with other distributors of airline tickets; and

•	the introduction and growth of new methods of selling tickets.
We rely on third parties to provide our customers and us with facilities and services that are integral to our business.
     We have entered into agreements with third-party contractors to provide certain facilities and services required for our operations, such as heavy aircraft and engine maintenance; call center services; and catering, ground handling, cargo and baggage handling, or “below the wing” aircraft services. For example, at airports other than Tocumen International Airport, all of the “below the wing” aircraft services for Copa flights are performed by contractors. AeroRepública contracts ground handling equipment in eleven of the thirteen cities it serves and has contracted labor for “below the wing” tasks in eleven of the thirteen cities. Overhaul maintenance and “C-checks” for Copa are handled by contractors in the United States and Costa Rica, and some line maintenance for Copa is handled at certain airports by contract workers rather than our employees. Substantially all of our agreements with third-party contractors are subject to termination on short notice. The loss or expiration of these agreements or our inability to renew these agreements or to negotiate new agreements with other providers at comparable rates could harm our business and results of operations. Further, our reliance on third parties to provide essential services on our behalf gives us less control over the costs, efficiency, timeliness and quality of those services. A contractor’s negligence could compromise our aircraft or endanger passengers and crew. This could also have a material adverse effect on our business. We expect to be dependent on such agreements for the foreseeable future and if we enter any new market, we will need to have similar agreements in place.
We depend on a limited number of suppliers for our aircraft and engines.
     One of the elements of our business strategy is to save costs by operating a simplified aircraft fleet. Copa currently operates the Boeing 737-700/800 Next Generation aircraft powered by CFM 56-7B engines from CFM International and the Embraer 190, powered by General Electric CF 34-10 engines. AeroRepública has firm commitments to accept delivery of five Embraer 190 aircraft with options to purchase an additional 20 Embraer 190 aircraft. We currently intend to continue to rely exclusively on these aircraft for the foreseeable future. If any of Boeing, Embraer, CFM International or GE Engines were unable to perform their contractual obligations, or if we are unable to acquire or lease new aircraft or engines from aircraft or engine manufacturers or lessors on acceptable terms, we would have to find another supplier for a similar type of aircraft or engine.
     If we have to lease or purchase aircraft from another supplier, we could lose the benefits we derive from our current fleet composition. We cannot assure you that any replacement aircraft would have the same operating advantages as the Boeing 737-700/800 Next Generation or Embraer 190 aircraft that would be replaced or that Copa could lease or purchase engines that would be as reliable and efficient as the CFM 56-7B and GE CF34-10. We may also incur substantial transition costs, including costs associated with retraining our employees, replacing our manuals and adapting our facilities. Our operations could also be harmed by the failure or inability of Boeing, Embraer, CFM International or GE Engines to provide sufficient parts or related support services on a timely basis.
     Our business would be significantly harmed if a design defect or mechanical problem with any of the types of aircraft that we operate were discovered that would ground any of our aircraft while the defect or problem was corrected, assuming it could be corrected at all. The use of our aircraft could be suspended or restricted by regulatory authorities in the event of any actual or perceived mechanical or design problems. Our business would also be significantly harmed if the public began to avoid flying with us due to an adverse perception of the types of aircraft that we operate stemming from safety concerns or other problems, whether real or perceived, or in the event of an accident involving those types of aircraft. Carriers that operate a more diversified fleet are better positioned than we are to manage such events.
We are dependent on key personnel.
     Our success depends to a significant extent upon the efforts and abilities of our senior management team and key financial, commercial, operating and maintenance personnel. In particular, we depend on the services of our senior management team, including Pedro Heilbron, our Chief Executive Officer, Victor Vial, our Chief Financial Officer, Lawrence Ganse, our Chief Operating Officer, Jorge Isaac García, our Vice-President, Commercial, and Daniel Gunn, our Vice-President, Planning. We have no employment agreements or non-competition agreements in place with members of our senior management team other than Mr. Heilbron, our Chief Executive Officer. Competition for highly qualified personnel is intense, and the loss of any executive officer, senior manager or other key employee without adequate replacement or the inability to attract new qualified personnel could have a material adverse effect upon our business, operating results and financial condition.
Risks Relating to the Airline Industry
The airline industry is highly competitive.
     We face intense competition throughout our route network. Overall airline industry profit margins are low and industry earnings are volatile. Airlines compete in the areas of pricing, scheduling (frequency and flight times), on-time performance, frequent flyer programs and other services. We compete with a number of other airlines that currently serve the routes on which we operate, including Grupo TACA, American Airlines Inc. and Avianca. Some of our competitors, such as American Airlines, have larger customer bases and greater brand recognition in the markets we serve outside Panama, and some of our competitors have significantly greater financial and marketing resources than we have. Airlines based in other countries may also receive subsidies, tax incentives or other state aid from their respective governments, which are not provided by the Panamanian government. The commencement of, or increase in, service on the routes we serve by existing or new carriers could negatively impact our operating results. Likewise, competitors’ service on routes that we are targeting for expansion may make those expansion plans less attractive.
     We must constantly react to changes in prices and services offered by our competitors to remain competitive. The airline industry is highly susceptible to price discounting, particularly because airlines incur very low marginal costs for providing service to passengers occupying otherwise unsold seats. Carriers use discount fares to stimulate traffic during periods of lower demand to generate cash flow and to increase market share. Any lower fares offered by one airline are often matched by competing airlines, which often results in lower industry yields with little or no increase in traffic levels. Price competition among airlines in the future could lead to lower fares or passenger traffic on some or all of our routes, which could negatively impact our profitability. Grupo TACA lowered many of its fares over a year ago in an effort to generate higher demand, and we were forced to respond by adjusting our fares to remain competitive on the affected routes. We cannot assure you that Grupo TACA or any of our other competitors will not undercut our fares in the future or increase capacity on routes in an effort to increase their respective market shares as they have done in the past. Although we intend to compete vigorously and to assert our rights against any predatory conduct, such activity by other airlines could reduce the level of fares or passenger traffic on our routes to the point where profitable levels of operations could not be maintained. Due to our smaller size and financial resources compared to several of our competitors, we may be less able to withstand aggressive marketing tactics or fare wars engaged in by our competitors should such events occur.
We may face increasing competition from low-cost carriers offering discounted fares.
     Traditional hub-and-spoke carriers in the United States and Europe have in recent years faced substantial and increasing competitive pressure from low-cost carriers offering discounted fares. The low-cost carriers’ operations are typically characterized by point-to-point route networks focusing on the highest demand city pairs, high aircraft utilization, single class service and fewer in-flight amenities. As evidenced by the operations of Gol Intelligent Airlines Inc., or Gol, in Brazil and several new low-cost carriers planning to start service in Mexico, among others, the low-cost carrier business model appears to be gaining acceptance in the Latin American aviation industry. As a result, we may face new and substantial competition from low-cost carriers in the future which could result in significant and lasting downward pressure on the fares we charge for flights on our routes.
Significant changes or extended periods of high fuel costs or fuel supply disruptions could materially affect our operating results.
     Fuel costs constitute a significant portion of our total operating expenses, representing approximately 17.1% of our operating expenses in 2003, 19.7% in 2004 and 29.9% in 2005. Our fuel prices increased very significantly in 2005 and are likely to increase further, perhaps significantly. As a result, substantial increases in fuel costs may materially and adversely affect our operating results. Jet fuel costs have been subject to wide fluctuations as a result of increases in demand, sudden disruptions in and other concerns about global supply, as well as market speculation. Both the cost and availability of fuel are subject to many economic, political, weather, environmental and other factors and events occurring throughout the world that we can neither control nor accurately predict, including international political and economic circumstances such as the political instability in major oil-exporting countries in Latin America, Africa and Asia. Although we have entered into hedging agreements for a portion of Copa’s fuel needs through the first five months of 2007 to hedge against fuel price volatility, these agreements provide only limited protection against future increases in the price of fuel, and we may discontinue such agreements in the future. Our current or future arrangements will not be adequate to protect us from further increases in the price of fuel, and fuel prices are likely to increase above their current levels and may do so in the near future. Indeed, numerous market experts and analysts have predicted that fuel prices can be expected to increase further, perhaps significantly, from their already high levels. If a future fuel supply shortage were to arise as a result of production curtailments by the Organization of the Petroleum Exporting Countries, or OPEC, a disruption of oil imports, supply disruptions resulting from severe weather or natural disasters, a further delay in the restart of the Gulf Coast refineries as a result of weather disruptions, the continued unrest in Iraq, other conflicts in the Middle East or otherwise, higher fuel prices or further reductions of scheduled airline services could result. Significant increases in fuel costs would materially and negatively affect our operating results. We cannot assure you that we would be able to offset any increases in the price of fuel by increasing our fares.
Because the airline industry is characterized by high fixed costs and relatively elastic revenues, airlines cannot quickly reduce their costs to respond to shortfalls in expected revenue.
     The airline industry is characterized by low gross profit margins, high fixed costs and revenues that generally exhibit substantially greater elasticity than costs. The operating costs of each flight do not vary significantly with the number of passengers flown and, therefore, a relatively small change in the number of passengers, fare pricing or traffic mix could have a significant effect on operating and financial results. These fixed costs cannot be adjusted quickly to respond to changes in revenues and a shortfall from expected revenue levels could have a material adverse effect on our net income.

Airline bankruptcies could adversely affect the industry.
     Since September 11, 2001 several air carriers have sought to reorganize under Chapter 11 of the United States Bankruptcy Code, including some of our competitors such as Avianca and Delta. Successful completion of such reorganizations could present us with competitors with significantly lower operating costs derived from labor, supply and financing contracts renegotiated under the protection of the Bankruptcy Code. For example, Avianca emerged from bankruptcy with a significantly improved financial condition. In addition, air carriers involved in reorganizations have historically undertaken substantial fare discounting in order to maintain cash flows and to enhance continued customer loyalty. Such fare discounting could further lower yields for all carriers, including us. Further, the market value of aircraft would likely be negatively impacted if a number of air carriers seek to reduce capacity by eliminating aircraft from their fleets.
The 2001 terrorist attacks on the United States have adversely affected, and any additional terrorist attacks or hostilities would further adversely affect, the airline industry by decreasing demand and increasing costs.
     The terrorist attacks in the United States on September 11, 2001 had a severe adverse impact on the airline industry. Airline traffic in the United States fell dramatically after the attacks and decreased less severely throughout Latin America. Our revenues depend on the number of passengers traveling on our flights. Therefore, any future terrorist attacks or threat of attacks, whether or not involving commercial aircraft, any increase in hostilities relating to reprisals against terrorist organizations or otherwise and any related economic impact could result in decreased passenger traffic and materially and negatively affect our business, financial condition and results of operations.
     The airline industry experienced increased costs following the 2001 terrorist attacks. Airlines have been required to adopt additional security measures and may be required to comply with more rigorous security guidelines in the future. Premiums for insurance against aircraft damage and liability to third parties increased substantially, and insurers could reduce their coverage or increase their premiums even further in the event of additional terrorist attacks, hijackings, airline crashes or other events adversely affecting the airline industry abroad or in Latin America. In the future, certain aviation insurance could become unaffordable, unavailable or available only for reduced amounts of coverage that are insufficient to comply with the levels of insurance coverage required by aircraft lenders and lessors or applicable government regulations. While governments in other countries have agreed to indemnify airlines for liabilities that they might incur from terrorist attacks or provide low-cost insurance for terrorism risks, the Panamanian government has not indicated an intention to provide similar benefits to us. Increases in the cost of insurance may result in both higher airline ticket prices and a decreased demand for air travel generally, which could materially and negatively affect our business, financial condition and results of operations.
The negative impact on the airline industry of the current global state of affairs, including the aftermath of the Iraq war and the threat of another outbreak of a communicable disease, may continue or possibly worsen.
     The combination of continued instability in the aftermath of the Iraq war and the public’s concerns about the possibility of an outbreak of a disease that can be spread by fellow commercial air passengers (such as avian flu or Severe Acute Respiratory Syndrome) has continued to have a negative impact on the public’s willingness to travel by air. It is impossible to determine if and when such adverse effects will abate and whether they will further decrease demand for air travel, which could materially and negatively affect our business, financial condition and results of operations.
Risks Relating to Panama and our Region
Our performance is heavily dependent on economic conditions in the countries in which we do business.
     Passenger demand is heavily cyclical and highly dependent on global and local economic growth, economic expectations and foreign exchange rate variations. In the past, we have been negatively impacted by poor economic performance in certain emerging market countries in which we operate. Any of the following developments in the countries in which we operate could adversely affect our business, financial condition and results of operations:

•	changes in economic or other governmental policies;

•	changes in regulatory, legal or administrative practices; or

•	other political or economic developments over which we have no control.
     Additionally, a significant portion of our revenues is derived from discretionary and leisure travel which are especially sensitive to economic downturns. A worsening of economic conditions could result in a reduction in passenger traffic, and leisure travel in particular, which in turn would materially and negatively affect our financial condition and results of operations. Any perceived weakening of economic conditions in this region could likewise negatively affect our ability to obtain financing to meet our future capital needs in international capital markets.
We are highly dependent on conditions in Panama.
     A substantial portion of our assets are located in the Republic of Panama, a significant proportion of our customers are Panamanian, and substantially all of Copa’s flights operate through our hub at Tocumen International Airport. As a result, we depend on economic and political conditions prevailing from time to time in Panama. Panama’s economic conditions in turn highly depend on the continued profitability and economic impact of the Panama Canal. Control of the Panama Canal and many other assets were transferred from the United States to Panama in 1999 after nearly a century of U.S. control. Although the Panamanian government is democratically elected and the Panamanian political climate is currently stable, we cannot assure you that current conditions will continue. If the Panamanian economy experiences a recession or a reduction in its economic growth rate, or if Panama experiences significant political disruptions, our business, financial condition and results of operations could be materially and negatively affected.
We have paid low taxes in the past, and any increase in the taxes we or our shareholders pay in Panama or the other countries where we do business would adversely affect the value of our Class A shares.
     We cannot assure you that we will not be subject to additional taxes in the future or that current taxes will not be increased. Our provision for income taxes was $3.6 million, $5.7 million and $9.6 million in the years ended December 31, 2003, 2004 and 2005, which represented an effective income tax rate of 7.0%, 7.7% and 10.4% for the respective periods. We are subject to local tax regulations in each of the jurisdictions where we operate, the great majority of which are related to the taxation of income. In six of the countries to which we fly, we do not pay any income taxes, because we do not generate income under the laws of those countries either because they do not have income tax or because of treaties or other arrangements those countries have with Panama. In the remaining countries, we pay income tax at a rate ranging from 25% to 35% of income. Different countries calculate income in different ways, but they are typically derived from sales in the applicable country multiplied by our net margin or by a presumed net margin set by the relevant tax legislation. The determination of our taxable income in several countries is based on a combination of revenues sourced to each particular country and the allocation of expenses of our operations to that particular country. The methodology for multinational transportation company sourcing of revenue and expense is not always specifically prescribed in the relevant tax regulations, and therefore is subject to interpretation by both us and the respective taxing authorities. Additionally, in some countries, the applicability of certain regulations governing non-income taxes and the determination of our filing status are also subject to interpretation. We cannot estimate the amount, if any, of potential tax liabilities that might result if the allocations, interpretations and filing positions used by us in our tax returns were challenged by the taxing authorities of one or more countries. The low rate at which we pay income tax has been critical to our profitability in recent years and if it were to increase, our financial performance and results of operations would be materially and adversely affected.
     In the past, our expenses attributable to operations in Panama have consistently exceeded our revenues attributable to operations in Panama. As a result, we have typically experienced losses for Panamanian income tax purposes and were not subject to any income tax obligations. Beginning in 2004, we adopted an alternate method of calculating income tax in Panama. Under this alternative method, allocation of revenues for operations in Panama is based on a general territorial principle, not specifically defined in the tax regulations. If the Panamanian tax authorities do not agree with our methods of allocating revenues, we may be subject to additional tax liability.

Airlines in Panama are currently not subject to any taxes relating specifically to the airline industry other than the 4% tax collected from passengers on tickets sold in Panama for the benefit of the Panamanian Tourism Bureau.
     Panama has historically afforded favorable tax treatment to investors in publicly held companies and has exempted capital gains on the sale of shares registered with the National Securities Commission, or NSC, and sold in an exchange or other organized market. From time to time, however, the Panamanian legislature considers amendments to Panama’s favorable tax regime. For example, a proposed law was recently presented to the Legislative Assembly that would have imposed a tax on the sales of shares on exchanges outside of Panama, including the NYSE. Although this proposal was revised within a week of its initial presentation so as not to apply to the sale of shares registered with the NSC, which includes our shares, we cannot assure you that changes to Panama’s current tax regime will not be implemented in the future. Any future change in the Panamanian tax law increasing the taxes payable by us or by investors in our shares could have a material adverse effect on the demand for, and the market value of, our Class A shares.
Political unrest and instability in Colombia may adversely affect our business and the market price of our Class A shares.
     We completed our acquisition of AeroRepública in the second quarter of 2005. Almost all of AeroRepública’s scheduled operations are conducted within Colombia. As a result, AeroRepública’s results of operations are highly sensitive to macroeconomic and political conditions prevailing in Colombia, which have been highly volatile and unstable and may continue to be so for the foreseeable future. In addition, terrorism and violence have plagued Colombia in the past. Continuing guerrilla activity could cause political unrest and instability in Colombia, which could adversely affect AeroRepública’s financial condition and results of operations. The threat of terrorist attacks could impose additional costs on us, including enhanced security to protect our aircraft, facilities and personnel against possible attacks as well as increased insurance premiums. As a result, we may encounter significant unanticipated problems at AeroRepública which could have a material adverse effect on our consolidated financial condition and results of operations.
Risks Relating to Our Class A Shares
The value of our Class A shares may be adversely affected by ownership restrictions on our capital stock and the power of our board of directors to take remedial actions to preserve our operating license and international route rights by requiring sales of certain outstanding shares or issuing new stock.
     Pursuant to the Panamanian Aviation Act, as amended and interpreted to date, and certain of the bilateral treaties affording us the right to fly to other countries, we are required to be “substantially owned” and “effectively controlled” by Panamanian nationals. Our failure to comply with such requirements could result in the loss of our Panamanian operating license and/or our right to fly to certain important countries. Our Articles of Incorporation (Pacto Social) give special powers to our independent directors to take certain significant actions to attempt to ensure that the amount of shares held in us by non-Panamanian nationals does not reach a level which could jeopardize our compliance with Panamanian and bilateral ownership and control requirements. If our independent directors determine it is reasonably likely that we will be in violation of these ownership and control requirements and our Class B shares represent less than 10% of our total outstanding capital stock (excluding newly issued shares sold with the approval of our independent directors committee), our independent directors will have the power to issue additional Class B shares or Class C shares with special voting rights solely to Panamanian nationals. See “10B. Memorandum and Articles of Association—Description of Capital Stock.”
     If any of these remedial actions are taken, the trading price of the Class A shares may be materially and adversely affected. An issuance of Class C shares could have the effect of discouraging certain changes of control of Copa Holdings or may reduce any voting power that the Class A shares enjoy prior to the Class C share issuance. There can be no assurance that we would be able to complete an issuance of Class B shares to Panamanian nationals. We cannot assure you that restrictions on ownership by non-Panamanian nationals will not impede the development of an active public trading market for the Class A shares, adversely affect the market price of the Class A shares or materially limit our ability to raise capital in markets outside of Panama in the future.

Our controlling shareholder has the ability to direct our business and affairs, and its interests could conflict with yours.
     All of our Class B shares, representing approximately 29.2% of the economic interest in Copa Holdings and all of the voting power of our capital stock, are owned by CIASA. CIASA is in turn controlled by a group of Panamanian investors. In order to comply with the Panamanian Aviation Act, as amended and interpreted to date, we have amended our organizational documents to modify our share capital so that CIASA will continue to exercise voting control of Copa Holdings. CIASA will not be able to transfer its voting control unless control of our company will remain with Panamanian nationals. CIASA will maintain voting control of the company so long as CIASA continues to own a majority of our Class B shares and the Class B shares continue to represent more than 10% of our total share capital (excluding newly issued shares sold with the approval of our independent directors committee). Even after CIASA ceases to own the majority of the voting power of our capital stock, CIASA may continue to control our board of directors indirectly through its control of our Nominating and Corporate Governance Committee. As the controlling shareholder, CIASA may direct us to take actions that could be contrary to your interests and under certain circumstances CIASA will be able to prevent other shareholders, including you, from blocking these actions. Also, CIASA may prevent change of control transactions that might otherwise provide you with an opportunity to dispose of or realize a premium on your investment in our Class A shares.
The Class A shares will only be permitted to vote in very limited circumstances and may never have full voting rights.
     The holders of Class A shares have no right to vote at our shareholders’ meetings except with respect to corporate transformations of Copa Holdings, mergers, consolidations or spin-offs of Copa Holdings, changes of corporate purpose, voluntary delistings of the Class A shares from the NYSE, the approval of nominations of our independent directors and amendments to the foregoing provisions that adversely affect the rights and privileges of any Class A shares. The holders of Class B shares have the power, subject to our shareholders’ agreement with Continental, to elect the board of directors and to determine the outcome of all other matters to be decided by a vote of shareholders. Class A shares will not have full voting rights unless the Class B shares represent less than 10% of our total capital stock (excluding newly issued shares sold with the approval of our independent directors committee). See “Item 10B. Memorandum and Articles of Association—Description of Capital Stock.” We cannot assure you that the Class A shares will ever carry full voting rights.
Substantial future sales of our Class A shares by Continental or CIASA after the proposed offering could cause the price of the Class A shares to decrease.
     CIASA owns all of our Class B shares, and those Class B shares will be converted into Class A shares if they are sold to non-Panamanian investors. In connection with our initial public offering in December 2005, Continental and CIASA reduced their ownership of our total capital stock from 49% to approximately 27.3% and from 51% to approximately 29.2%, respectively. CIASA holds registration rights with respect to a significant portion of its shares pursuant to a registration rights agreement entered into in connection with our initial public offering. The market price of our Class A shares could drop significantly if Continental or CIASA further reduces its investment in us, other significant holders of our shares sell a significant number of shares or if the market perceives that Continental, CIASA or other significant holders intend to sell them. In connection with the proposed offering which we are currently making, Continental has agreed, subject to certain exceptions, not to issue or transfer without the consent of the underwriters, until the first anniversary of the date of the proposed offering, any shares of our capital stock, any options or warrants to purchase shares of our capital stock, or any securities convertible into, or exchangeable for, shares of our capital stock. Continental has also agreed not to make any demand for, or exercise any right with respect to, the registration of any Class A shares or any security convertible into or exercisable or exchangeable for Class A shares until one year after the date of the proposed offering. In addition, Continental has agreed, subject to the same exceptions, not to issue or transfer without the consent of CIASA, until the second anniversary of the date of the proposed offering, any shares of our capital stock, any options or warrants to purchase shares of our capital stock or any securities convertible into or exchangeable for shares of our capital stock. Nevertheless, these lock-up agreements can be waived at any time and, in any event, after these lock-up agreements expire, Continental will not be restricted from selling its shares in the public market.

Holders of our common stock are not entitled to preemptive rights, and as a result you may experience substantial dilution upon future issuances of stock by us.
     Under Panamanian law and our organizational documents, holders of our Class A shares are not entitled to any preemptive rights with respect to future issuances of capital stock by us. Therefore, unlike companies organized under the laws of many other Latin American jurisdictions, we will be free to issue new shares of stock to other parties without first offering them to our existing shareholders. In the future we may sell Class A or other shares to persons other than our existing shareholders at a lower price than the shares already sold, and as a result you may experience substantial dilution of your interest in us.
You may not be able to sell our Class A shares at the price or at the time you desire because an active or liquid market for the Class A shares may not develop.
     Our Class A shares are listed on the NYSE. During the three months ended March 31, 2006, the average daily trading volume for our Class A shares as reported by the NYSE was approximately 212,477 shares. We cannot predict whether an active liquid public trading market for our Class A shares will be sustained. Active, liquid trading markets generally result in lower price volatility and more efficient execution of buy and sell orders for our investors. The liquidity of a securities market is often affected by the volume of shares publicly held by unrelated parties.
Our board of directors may, in its discretion, amend or repeal our dividend policy. You may not receive the level of dividends provided for in the dividend policy or any dividends at all.
     Our board of directors has adopted a dividend policy that provides for the payment of dividends to shareholders equal to approximately 10% of our annual consolidated net income. Our board of directors may, in its sole discretion and for any reason, amend or repeal this dividend policy. Our board of directors may decrease the level of dividends provided for in this dividend policy or entirely discontinue the payment of dividends. Future dividends with respect to shares of our common stock, if any, will depend on, among other things, our results of operations, cash requirements, financial condition, contractual restrictions, business opportunities, provisions of applicable law and other factors that our board of directors may deem relevant. See “Item 8A. Consolidated Financial Statements and Other Financial Information—Dividend Policy.”
To the extent we pay dividends to our shareholders, we will have less capital available to meet our future liquidity needs.
     Our board of directors has adopted a dividend policy that provides for the payment of dividends to shareholders equal to approximately 10% of our annual consolidated net income. The aviation industry has cyclical characteristics, and many international airlines are currently experiencing difficulties meeting their liquidity needs. Also, our business strategy contemplates substantial growth over the next several years, and we expect such growth will require a great deal of liquidity. To the extent that we pay dividends in accordance with our dividend policy, the money that we distribute to shareholders will not be available to us to fund future growth and meet our other liquidity needs.
Our Articles of Incorporation impose ownership and control restrictions on our company which ensure that Panamanian nationals will continue to control us and that these restrictions operate to prevent any change of control or some transfers of ownership in order to comply with the Aviation Act and other bilateral restrictions.
     Under the Panamanian Aviation Act, as amended and interpreted to date, Panamanian nationals must exercise “effective control” over the operations of the airline and must maintain “substantial ownership.” These phrases are not defined in the Aviation Act itself and it is unclear how a Panamanian court would interpret them. The share ownership requirements and transfer restrictions contained in our Articles of Incorporation, as well as the dual-class structure of our voting capital stock are designed to ensure compliance with these ownership and control restrictions. See “Item 10B. Memorandum and Articles of Association—Description of Capital Stock.” These provisions of our Articles of Incorporation may prevent change of control transactions that might otherwise provide you with an opportunity to realize a premium on your investment in our Class A shares. They also ensure that Panamanians will continue to control all the decisions of our company for the foreseeable future.

The protections afforded to minority shareholders in Panama are different from and more limited than those in the United States and may be more difficult to enforce.
     Under Panamanian law, the protections afforded to minority shareholders are different from, and much more limited than, those in the United States and some other Latin American countries. For example, the legal framework with respect to shareholder disputes is less developed under Panamanian law than under U.S. law and there are different procedural requirements for bringing shareholder lawsuits, including shareholder derivative suits. As a result, it may be more difficult for our minority shareholders to enforce their rights against us or our directors or controlling shareholder than it would be for shareholders of a U.S. company. In addition, Panamanian law does not afford minority shareholders as many protections for investors through corporate governance mechanisms as in the United States and provides no mandatory tender offer or similar protective mechanisms for minority shareholders in the event of a change in control. While our Articles of Incorporation provide limited rights to holders of our Class A shares to sell their shares at the same price as CIASA in the event that a sale of Class B shares by CIASA results in the purchaser having the right to elect a majority of our board, there are other change of control transactions in which holders of our Class A shares would not have the right to participate, including the sale of interests by a party that had previously acquired Class B shares from CIASA, the sale of interests by another party in conjunction with a sale by CIASA, the sale by CIASA of control to more than one party, or the sale of controlling interests in CIASA itself.
Developments in Latin American countries and other emerging market countries may cause the market price of our Class A shares to decrease.
     The market value of securities issued by Panamanian companies may be affected to varying degrees by economic and market conditions in other countries, including other Latin American and emerging market countries. Although economic conditions in emerging market countries outside Latin America may differ significantly from economic conditions in Panama and Colombia or elsewhere in Latin America, investors’ reactions to developments in these other countries may have an adverse effect on the market value of securities of Panamanian issuers or issuers with significant operations in Latin America. As a result of economic problems in various emerging market countries in recent years (such as the Asian financial crisis of 1997, the Russian financial crisis of 1998 and the Argentine financial crisis in 2001), investors have viewed investments in emerging markets with heightened caution. Crises in other emerging market countries may hamper investor enthusiasm for securities of Panamanian issuers, including our shares, which could adversely affect the market price of our Class A shares.
Item 4. Information on the Company
A. History and Development of the Company
General
     Copa was established in 1947 by a group of Panamanian investors and Pan American World Airways, which provided technical and economic assistance as well as capital. Initially, Copa served three domestic destinations in Panama with a fleet of three Douglas C-47 aircraft. In the 1960s, Copa began its international service with three weekly flights to cities in Costa Rica, Jamaica and Colombia using a small fleet of Avro 748s and Electra 188s. In 1971, Pan American World Airways sold its stake in Copa to a group of Panamanian investors who retained control of the airline until 1986. During the 1980s, Copa suspended its domestic service to focus on international flights.
     In 1986, CIASA purchased 99% of Copa, which was controlled by the group of Panamanian shareholders who currently control CIASA. From 1992 until 1998, Copa was a part of a commercial alliance with Grupo TACA’s network of Central American airline carriers. In 1997, together with Grupo TACA, Copa entered into a strategic alliance with American Airlines. After a year our alliance with American was terminated by mutual consent. In May 1998, CIASA sold a 49% stake in Copa Holdings to Continental and entered into an extensive alliance agreement with Continental providing for code-sharing, joint marketing, technical ex-changes and other cooperative initiatives between the airlines.

     Since 1998, we have grown and modernized our fleet while improving customer service and reliability. In 1999, we received our first Boeing 737-700s and in 2003 we received our first Boeing 737-800s. In the first quarter of 2005, we completed our fleet renovation program and discontinued use of our last Boeing 737-200s. Since 1998, Copa has expanded from 24 destinations in 18 countries to 30 destinations in 20 countries. We plan to continue our expansion in the future, and we plan to almost double our fleet over the next five years.
     Copa Holdings was formed on May 6, 1998 as a corporation (sociedad anónima) duly incorporated under the laws of Panama with an indefinite duration. Copa Holdings was organized to be a holding company for Copa and related companies in connection with the acquisition by Continental of its 49% interest in us at that time.
     During the second quarter of 2005, we purchased AeroRepública, a Colombian air carrier that was the second-largest domestic carrier in Colombia in terms of number of passengers carried in 2005, providing predominantly point-to-point service among 12 cities in Colombia and to Copa’s Panama City hub.
     Our principal executive offices are located at Boulevard Costa del Este, Avenida Principal y Avenida de la Rotonda, Urbanización Costa del Este, Complejo Business Park, Torre Norte, Parque Lefevre, Panama City, Panama and our telephone number is +507 303-2677. The website of Copa is www.copaair.com. AeroRepública maintains a website at www.aerorepublica.com.co. Information contained on, or accessible through, these websites is not incorporated by reference herein and shall not be considered part of this annual report. Our agent for service in the United States is Puglisi & Associates, 850 Library Avenue, Suite 204, Newark, Delaware 19715, and its telephone number is (302) 738-6680.
Capital Expenditures
     During 2005, capital expenditures were $63.3 million, which consisted primarily of expenditures related to our purchase of two Embraer 190 aircraft. During 2004, capital expenditures were $65.8 million, which consisted primarily of expenditures related to our purchase of three Boeing 737-Next Generation aircraft. During 2003, capital expenditures were $112.2 million, which consisted primarily of expenditures related to our purchase of four Boeing 737-Next Generation aircraft and one CFM 56-7B spare engine.
B. Business Overview
     We are a leading Latin American provider of airline passenger and cargo service through our two principal operating subsidiaries, Copa and AeroRepública. Copa operates from its strategically located position in the Republic of Panama, and AeroRepública provides service primarily within Colombia. Our fleet currently consists of 22 Boeing 737-Next Generation aircraft, two Embraer 190 aircraft, 11 MD-80 aircraft and two DC-9 aircraft (one of which is currently retired). We currently have firm orders for eight Boeing 737-Next Generation and 18 Embraer 190s, and purchase rights and options for up to nine additional Boeing 737-Next Generation and 35 additional Embraer 190s.
     Copa was established in 1947 and currently offers approximately 92 daily scheduled flights among 30 destinations in 20 countries in North, Central and South America and the Caribbean from its Panama City hub. Copa provides passengers with access to flights to more than 120 other destinations through codeshare arrangements with Continental pursuant to which each airline places its name and flight designation code on the other’s flights. Through its Panama City hub, Copa is able to consolidate passenger traffic from multiple points to serve each destination effectively.
     Copa operates a modern fleet of 22 Boeing 737-Next Generation aircraft and two Embraer 190 aircraft with an average age of approximately 3.6 years as of May 31, 2006. To meet its growing capacity requirements, Copa has firm commitments to accept delivery of 21 additional aircraft through 2009 and has purchase rights and options that, if exercised, would allow it to accept delivery of up to 24 additional aircraft through 2009. Copa’s firm orders are for eight additional Boeing 737-Next Generation aircraft and 13 additional Embraer 190s, and its purchase rights and options are for up to nine Boeing 737-Next Generation aircraft and up to 15 Embraer 190s.

     Copa started its strategic alliance with Continental in 1998. Since then, it has conducted joint marketing and code-sharing arrangements, and participated in the award-winning OnePass frequent flyer loyalty program globally and on a co-branded basis in Latin America. We believe that Copa’s co-branding and joint marketing activities with Continental have enhanced its brand in Latin America, and that the relationship with Continental has afforded it cost-related benefits, such as improving purchasing power in negotiations with aircraft vendors and insurers. Copa’s alliance and related services agreements with Continental are in effect until 2015.
     During the second quarter of 2005, we purchased AeroRepública, a Colombian air carrier that was the second-largest domestic carrier in Colombia in terms of number of passengers carried in 2005, providing predominantly point-to-point service among 12 cities in Colombia and to Copa’s Panama City hub. AeroRepública currently operates a fleet of eleven leased MD-80s and two owned DC-9s (one of which is currently retired). As part of its fleet modernization and expansion plan, AeroRepública has firm commitments to accept delivery of five Embraer 190 aircraft through 2007 and purchase rights and options to purchase up to 20 additional Embraer 190 aircraft through 2011.
     Since January 2001, we have grown significantly and have established a track record of consistent profitability, recording five consecutive years of increasing earnings. Our total operating revenues have increased from $290.4 million in 2001 to $608.6 million in 2005, while our net income has increased from $14.8 million to $83.0 million over the same period. Our operating margins also improved from 8.6% in 2001 to 17.9% in 2005.
Our Strengths
     We believe our primary business strengths that have allowed us to compete successfully in the airline industry include the following:
•	Our “Hub of the Americas” airport is strategically located. We believe that Copa’s base of operations at the geographically central location of Tocumen International Airport in Panama City, Panama provides convenient connections to our principal markets in North, Central and South America and the Caribbean, enabling us to consolidate traffic to serve several destinations that do not generate enough demand to justify point-to-point service. Flights from Panama operate with few service disruptions due to weather, contributing to high completion factors and on-time performance. Tocumen International Airport’s sea-level altitude allows our aircraft to operate without performance restrictions that they would be subject to at higher-altitude airports. We believe that Copa’s hub in Panama allows us to benefit from Panama City’s status as a center for financial services, shipping and commerce and from Panama’s stable, dollar-based economy, free-trade zone and growing tourism industry.

•	We focus on keeping our operating costs low. In recent years, our low operating costs and efficiency have contributed significantly to our profitability. Our operating cost per available seat mile was 8.72 cents in 2004 and 9.30 cents in 2005. Our operating cost per available seat mile excluding costs for fuel and fleet impairment charges was 7.50 cents in 2001, 7.59 cents in 2002, 7.17 cents in 2003, 7.01 cents in 2004 and 6.52 cents in 2005. See “Item 5. Operating and Financial Review and Prospects” for a reconciliation of our operating cost per available seat mile when excluding costs for fuel and fleet impairment charges to our operating cost per available seat mile. We believe that our cost per available seat mile reflects our modern fleet, efficient operations and the competitive cost of labor in Panama.

•	Copa operates a modern fleet. Copa completed the replacement of all of its Boeing 737-200 aircraft in the first quarter of 2005 with Boeing 737-Next Generation aircraft equipped with winglets and other modern cost-saving and safety features. Copa also recently accepted delivery of its first two Embraer 190 aircraft. Over the next four years, Copa intends to enhance its modern fleet through the addition of at least eight additional Boeing 737-Next Generation aircraft and 13 new Embraer 190s. We believe that Copa’s modern fleet contributes to its on-time performance and high completion factor (percentage of scheduled flights not cancelled). We expect our Boeing 737-700s and 737-800s and our new Embraer 190s to offer substantial operational cost savings over the replaced aircraft in terms of fuel efficiency and maintenance costs. AeroRepública is currently implementing a fleet modernization and expansion plan with firm commitments on five new Embraer 190s and options for an additional 20 Embraer 190 aircraft.

•	We believe Copa has a strong brand and a reputation for quality service. We believe that the Copa brand is associated with value to passengers, providing world-class service and competitive pricing. For the three months ended March 31, 2006, Copa Airline’s statistic for on-time performance was 92.3%, completion factor was 99.7% and baggage handling was 1.2 mishandled bags per 1000 passengers. Our goal is to apply our expertise in these areas to improve AeroRepública’s service statistics to comparable levels. Our focus on customer service has helped to build passenger loyalty. We believe that our brand has also been enhanced through our relationship with Continental, including our joint marketing of the OnePass loyalty program in Latin America, the similarity of our aircraft livery and aircraft interiors and our participation in Continental’s President’s Club lounge program.

•	Our management fosters a culture of teamwork and continuous improvement. Our management team has been successful at creating a culture based on teamwork and focused on continuous improvement. Each of our employees at Copa has individual objectives based on corporate goals that serve as a basis for measuring performance. When corporate operational and financial targets are met, employees at Copa are eligible to receive bonuses according to our profit sharing program. See “Item 6D. Employees.” We also recognize outstanding performance of individual employees through company-wide recognition, one-time awards, special events and, in the case of our senior management, grants of restricted stock and stock options. Copa’s goal-oriented culture and incentive programs have contributed to a motivated work force that is focused on satisfying customers, achieving efficiencies and growing profitability. We seek to create a similar culture at AeroRepública.
Our Strategy
     Our goal is to continue to grow profitably and enhance our position as a leader in Latin American aviation by providing a combination of superior customer service, convenient schedules and competitive fares, while maintaining competitive costs. The key elements of our business strategy include the following:
•	Expand our network by increasing frequencies and adding new destinations. We believe that demand for air travel in Latin America is likely to expand in the next decade, and we intend to use our increasing fleet capacity to meet this growing demand. We intend to focus on expanding our operations by increasing flight frequencies on our most profitable routes and initiating service to new destinations. Copa’s Panama City hub allows us to consolidate traffic and provide service to certain underserved markets, particularly in Central America and the Caribbean, and we intend to focus on providing new service to regional destinations that we believe best enhance the overall connectivity and profitability of our network. With the addition of Embraer 190 aircraft and growth in overall capacity, we expect to have more flexibility in scheduling our flights for our customers’ convenience.

•	Continue to focus on keeping our costs low. We seek to reduce our cost per available seat mile without sacrificing services valued by our customers as we execute our growth plans. Our goal is to maintain a modern fleet and to make effective use of our resources through efficient aircraft utilization and employee productivity. We intend to reduce our distribution costs by increasing direct sales, including internet and call center sales, as well as improving efficiency through technology and automated processes.

•	Introduce service with new Embraer 190 aircraft. We believe that the addition of the Embraer 190 aircraft allows us to provide efficient service to new destinations in underserved markets. In addition, we believe that the Embraer 190s enhance our ability to efficiently match our capacity to demand, allowing us to improve service frequencies to currently served markets and to redeploy our higher capacity aircraft to serve routes with greater demand.

•	Emphasize superior service and value to our customers. We intend to continue to focus on satisfying our customers and earning their loyalty by providing a combination of superior service and competitive fares. We believe that continuing our operational success in keeping flights on time, reducing mishandled luggage and offering convenient schedules to attractive destinations will be essential to achieving this goal. We intend to continue to incentivize our employees to improve or maintain operating and service metrics relating to our customers’ satisfaction by continuing our profit sharing plan and employee recognition programs and to reward customer loyalty with the popular OnePass frequent flyer program, upgrades and access to President’s Club lounges.

•	Capitalize on opportunities at AeroRepública. We are seeking to enhance AeroRepública’s market share and profitability through a variety of initiatives, including modernizing its fleet, integrating its route network with Copa’s and improving overall efficiency. We also seek to increase customer loyalty by making further operational improvements at AeroRepública, such as on-time performance which improved from 70.4% during the six months ended December 31, 2005 to 81.9% during the three months ended March 31, 2006, and in March 2006, we implemented the OnePass frequent flyer program at AeroRepública.
AeroRepública
     We acquired 85.6% of AeroRepública on April 22, 2005 and another 14.2% in a series of transactions ending in March 2006. We carried out the acquisition by purchasing substantially all of the equity ownership interest in AeroRepública from its several former shareholders for an aggregate purchase price of approximately $23.4 million, including acquisition costs. According to the Colombian Civil Aviation Administration, Unidad Especial Administrative de Aeronáutica Civil, AeroRepública is the second largest passenger air carrier in Colombia, with a market share of approximately 25% of the domestic traffic in Colombia in 2005 and approximately 1,238 employees.
     Our goal is to achieve growth at AeroRepública through a combination of increasing Colombian domestic passenger traffic volume and increasing market share, particularly in the business travelers segment. We believe that Copa’s operational coordination with AeroRepública may create additional passenger traffic in our existing route network by providing Colombian passengers more convenient access to the international destinations served through our Panama hub.
     Since our acquisition, AeroRepública’s on-time performance has improved from 70.4% during the period from the date of our acquisition to December 31, 2005 to 81.9% during the three months ended March 31, 2006. We have centralized certain administrative functions common to Copa and AeroRepública, including information technology, corporate planning and internal audits. We have also implemented e-ticketing at AeroRepública, and AeroRepública now participates in the OnePass frequent flyer loyalty program. Looking ahead, we seek to continue aircraft interior renovations in our AeroRepública aircraft and complete our fleet renovation program.
     We believe that AeroRepública’s revenues were approximately $87 million for 2003 and approximately $118 million for 2004. We also believe that during those years AeroRepública operated with very low net operating margins and experienced a net loss in 2003. However, in the course of our due diligence investigations in connection with the purchase, we and our external accounting advisors discovered certain inconsistencies in AeroRepública’s accounting and internal controls that caused us to believe that its published financial statements as prepared under Colombian GAAP may not have accurately reflected its results of operations for the years covered. Since we acquired AeroRepública, we have retained an internationally recognized accounting firm to assist us in the maintenance of accounting records, perform additional analyses and post-closing procedures necessary for the preparation of AeroRepública’s financial statements and provide other assistance in areas in which AeroRepública had insufficient internal resources. Additionally, our accounting personnel have been directly involved in the preparation and review of AeroRepública’s financial information consolidated into our financial statements subsequent to the acquisition. As a result, we believe the financial information of AeroRepública that is consolidated into our financial statements has been prepared in accordance with U.S. GAAP and that our interim financial statements for the periods subsequent to our acquisition of AeroRepública are materially correct. Our management and audit committee have developed plans for the remediation of the deficiencies in AeroRepública’s internal controls. These plans include additional oversight by our accounting personnel, further education and training in U.S. GAAP for AeroRepública’s existing personnel and engaging outside resources to assist in the design and implementation of additional internal controls. We expect to continue to carry out these plans during the next year in connection with our initial assessment of our internal control over financial reporting as of December 31, 2006, as required by Section 404 of the Sarbanes-Oxley Act of 2002. The consolidation of AeroRepública into our results of operations has substantially increased our revenues and decreased our operating margins and is likely to do so for the foreseeable future.
Industry
     In Latin America, the scheduled passenger service market consists of three principal groups of travelers: strictly leisure, business and travelers visiting friends and family. Leisure passengers and passengers visiting friends and family typically place a higher emphasis on lower fares, whereas business passengers typically place a higher emphasis on flight frequency, on-time performance, breadth of network and service enhancements, including loyalty programs and airport lounges.
     According to data from the International Air Transport Association, or IATA, Latin America comprised approximately 8.2% of worldwide passengers flown in 2005, or 105 million passengers. A significant percentage of this traffic consisted of passengers flying between the United States and Latin America.
     The Central American aviation market is dominated by international traffic. According to data from IATA, international traffic represented more than 69.2% of passengers carried and 84.4% of passenger miles flown in Central America in 2005. International passenger traffic is concentrated between North America and Central America. This segment represented 73.3% of international passengers flown in Central America in 2005, compared to 18.1% for passengers flown between Central America and South America and 8.6% for passengers flown between Central American countries. Total passengers flown on international flights in Central America grew by 26.0% in 2005, and load factors on international flights to and from Central America were 72.8% on average.
     Domestic traffic, or flights within Central American countries, represented approximately 30.8% of passengers carried and 15.6% of passenger miles flown in 2005. Average load factors on domestic flights within Central America were 66.6% in 2005. The chart below details passenger traffic in 2005.

	2005 IATA Traffic Results
	Passengers		Passenger
	Carried		Miles
	(Thousands)	Change (%)	(Millions)	Change (%)	ASMs (Million)	Change (%)	Load Factor
International Scheduled Service
North America — Central America	18,922	4.1%	27,855	1.2%	37,718	(2.1)%	73.9%
North America — South America	19,377	10.4%	37,171	11.4%	51,486	6.6%	72.2%
Central America — South America	4,666	17.2%	8,951	28.2%	12,601	26.1%	71.0%
Within Central America	2,214	(5.6)%	1,090	(16.9)%	1,712	(27.4)%	63.6%
Within South America	8,595	21.8%	10,862	12.3%	14,771	7.2%	73.5%
Domestic Scheduled Service
Central America	11,487	(4.4)%	6,992	(3.7)%	16,900	(7.7)%	66.6%
South America	40,183	19.7%	20,657	18.4%	48,010	13.9%	69.2%
     Panama serves as a hub for connecting passenger traffic between major North American, South American, Caribbean and Central American markets. Accordingly, passenger traffic to and from Panama is significantly influenced by economic growth in surrounding regions. Major passenger traffic markets in North America, South America and Central America experienced growth in their GDP in 2005 on both an absolute and per capita basis. Real GDP in our two most important markets also grew in 2004, increasing by 7.6% in Panama and 4.0% in Colombia in 2004. In 2005, real GDP increased by 5.5% in Panama and by 5.1% in Colombia, according to the International Monetary Fund’s estimates.

	GDP		GDP per Capita
	2005 GDP		2005 GDP per Capita
	Current Prices	2005 Real GDP	Current Prices
	(US$bn)	(% Growth)	(US$)
Brazil	792.7	2.3%	4,315.7
Argentina	181.7	9.2%	4,802.1
Chile	114.0	6.3%	7,040.3
Mexico	768.4	3.0%	7,297.6

	GDP		GDP per Capita
	2005 GDP		2005 GDP per Capita
	Current Prices	2005 Real GDP	Current Prices
	(US$bn)	(% Growth)	(US$)
Colombia	122.3	5.1%	2,742.5
Panama	15.2	5.5%	4,722.2
USA	12,485.7	3.5%	42,101.3

Source:	International Monetary Fund, World Economic Outlook Database, April 2006; real GDP growth calculated in local currency
     Panama has benefited from a stable economy with moderate inflation and steady GDP growth. According to World Bank estimates, from 1999 to 2003 Panama’s real GDP grew at an average annual rate of 2.9% while inflation averaged 0.6% per year. The service sector represents approximately 76% of total real GDP in Panama, a higher percentage of GDP than the service sector represents in most other Latin American countries. The World Bank currently estimates Panama’s population to be approximately 3.2 million in 2004, an increase of approximately 3.3% from 3.1 million in 2003, with the majority of the population concentrated in Panama City, where our hub at Tocumen International Airport is located. We believe the combination of a stable, service-oriented economy and steady population growth has helped drive our domestic origin and destination passenger traffic. The World Bank estimates that annual aircraft departures in Panama increased by approximately 5.1% from 25,700 in 2003 to 27,000 in 2004.
     Domestic travel within Panama primarily consists of individuals visiting families as well as domestic and foreign tourist visiting the countryside. Most of this travel is done via ground transportation, and its main flow is to and from Panama City, where most of the economic activity and population is concentrated. Demand for domestic air travel is growing and relates primarily to leisure travel from foreign and local tourist. The market is served primarily by two local airlines, Turismo Aereo and Aeroperlas, which operate turbo prop aircraft generally with less than 50 seats. These airlines do not offer international service and operate in the domestic terminal of Panama City, which is located 30 minutes by car from Tocumen International Airport.
     Colombia is the third largest country in Latin America in terms of population, with a population of approximately 45 million in 2004 according to the World Bank, and has a land area of approximately 440,000 square miles. Colombia’s GDP was approximately $122.3 billion in 2005, and per capita income was approximately $2,742 (current prices) according to the International Monetary Fund. Colombia’s geography is marked by the Andean mountains and an inadequate road and rail infrastructure, making air travel a convenient and attractive transportation alternative. Colombia shares a border with Panama, and for historic, cultural and business reasons it represents a significant market for many Panamanian businesses.
Route Network and Schedules
Copa
     As of March 31, 2006, Copa provided regularly scheduled flights to 30 cities in North, Central and South America and the Caribbean. Substantially all of our Copa flights operate through our hub in Panama which allows us to transport passengers and cargo among a large number of destinations with service which is more frequent than if each route were served directly.
     We believe our hub-and-spoke model is the most efficient way for us to operate our business since most of the origination/destination city pairs we serve do not generate sufficient traffic to justify a point-to-point service. Also, since we serve many countries, it would be very difficult to obtain the bilateral route rights necessary to operate a competitive point-to-point system.
     We schedule a morning bank and an evening bank of flights, with flights timed to arrive at the hub at approximately the same time and to depart a short time later. Over the next few years, as our hub expands to allow us to de-peak our schedules and with the addition of two new banks to our hub, we intend to increase the number of destinations and frequencies. Operating more banks during the day will increase our asset utilization and allow us to utilize the employees at our hub more efficiently since periods of low activity without arriving or departing flights at the hub will be shorter. Additional banks will also give us the opportunity to provide more frequent service to many destinations, allow some passengers more convenient connections and increase the flexibility of scheduling flights throughout our route network.

     The following table sets forth certain information with respect to our route system based on our flight schedule in effect as of March 31, 2006:
Number of Passengers Carried

		Year Ended December 31,
Region	ASMs per Week	2003	2004	2005
North America	22,961,778	335,294	395,497	487,852
Central America	8,900,633	655,726	741,295	855,491
South America	49,098,742	799,057	884,298	1,120,355
Caribbean	13,614,008	265,660	290,372	339,975
     As a part of our strategic relationship with Continental, Copa provides flights through code-sharing arrangements to over 120 other destinations. Copa also provides flights through its tactical and regional code-sharing arrangements with AeroRepública, Mexicana, Gol and Gulfstream International Airlines.
     In addition to increasing the frequencies to destinations we already serve, Copa’s business strategy is also focused on adding new destinations across Latin America, the Caribbean and North America in order to increase the attractiveness of our Hub of the Americas at Tocumen International Airport hub for intra-American traffic. We currently plan to introduce new destinations and to increase frequencies to many of the destinations that Copa currently serves. The addition of the Embraer 190 aircraft, together with the Boeing 737-Next Generation aircraft, allows us to improve our service by increasing frequencies and service to new destinations with the right-sized aircraft.
     Our plans to introduce new destinations and increase frequencies depend on the allocation of route rights, a process over which we do not have direct influence. Route rights are allocated through negotiations between the government of Panama and the governments of countries to which we intend to increase flights. If we are unable to obtain route rights, we will exercise the flexibility within our route network to re-allocate capacity as appropriate.
     We do not currently provide any domestic service in the Republic of Panama, choosing instead to focus entirely on international traffic. We divide our sales and marketing into the following regions: North America; South America; Central America (excluding Panama); the Caribbean; and Panama. The following table shows our revenue generated in each of these regions.
Revenue by Region

	Year Ended December 31,
Region	2003	2004	2005
North America(1)	15.2%	16.6%	17.2%
South America	38.1%	37.2%	39.6%
Central America(2)	34.6%	34.3%	31.6%
Caribbean(3)	12.1%	11.9%	11.6%

(1)	The United States, Canada and Mexico.

(2)	Includes Panama.

(3)	Cuba, Dominican Republic, Haiti, Jamaica, Puerto Rico
AeroRepública
     AeroRepública currently provides scheduled service to the following cities in Colombia:

			Number of Passengers
		Departures	Carried During the
	Date Service	Scheduled	Year Ended
Destinations Served	Commenced	per Week(1)	December 31, 2005
Barranquilla	Jun 1995	26	102,252
Bogotá	Jun 1993	259	985,391
Bucaramanga	May 1995	20	84,025

			Number of Passengers
		Departures	Carried During the
	Date Service	Scheduled	Year Ended
Destinations Served	Commenced	per Week(1)	December 31, 2005
Cali	Jun 1993	61	275,731
Cartagena	Jun 1993	50	193,255
Cúcuta	Nov 2005	14	5,347
Leticia	Nov 1993	7	31,667
Medellín	Oct 1994	69	213,758
Montería	Jul 1994	14	64,107
Panama	Dec 2005	14	4,839
Pereira	Mar 2003	14	40,500
San Andrés	Jun 1993	33	179,746
Santa Marta	Jun 1993	15	74,696

(1)	As of March 31, 2006.
     In addition to the destinations described above, AeroRepública periodically operates charter flights to Margarita Island, Venezuela; Havana, Cuba; Punta Cana, Dominican Republic and Montego Bay, Jamaica.
     AeroRepública was granted the authorization to fly regular services to Panama City from Cali, Medellín , Cartagena and San Andrés, Colombia. As a result, AeroRepública added international service to its schedule in December 2005, with daily flights to Panama City from Medellin and Cartagena, Colombia. We expect that AeroRepública’s new service on these routes will provide feeder traffic and complement Copa’s existing service out of Panama City. In addition, AeroRepública started operations on the routes from Cali, Medellín and Bogotá to Cúcuta in December 2005 and November 2005, respectively. While AeroRepública retains the right to operate the Cali to Medellín route, service was temporarily discontinued in January 2006.
     AeroRepública was also granted the authorization to fly between Pereira and Panama, Pereira and San José (Costa Rica), Panama and San José (Costa Rica) and San Andrés and San José (Costa Rica). AeroRepública has applied for authorization to fly routes between Bogotá and Panamá and Bogotá and Armenia (Colombia). In addition to code-sharing with Copa, AeroRepública also has code-sharing agreements with Air Plus Comet, which provides AeroRepública the ability to offer expanded international service to its customers. Colombia has open-skies agreements with the Andean Pact (Comunidad Andina) nations of Bolivia, Ecuador, Peru and Venezuela.
Airline Operations
Passenger Operations
     Passenger revenues accounted for approximately $466.1 million or 92.2% of Copa’s total revenues in 2005, all earned from international routes. Leisure traffic, which makes up close to half of Copa’s total traffic, tends to coincide with holidays, school vacations and cultural events and peaks in July and August and again in December and January. Despite these seasonal variations, Copa’s overall traffic pattern is relatively stable due to the constant influx of business travelers. Approximately 40% of Copa passengers regard Panama City as their destination or origination point, and most of the remaining passengers pass through Panama City in transit to other points on our route network.
     AeroRepública’s business is more concentrated on passenger service, which in 2005 accounted for approximately 96.2% of its total revenues. The majority of AeroRepública’s customers are leisure travelers and travelers visiting friends and family, and traffic is heaviest during the vacation months of July, August and the holiday season in December.
Cargo Operations
     In addition to our passenger service, we make efficient use of extra capacity in the belly of our aircraft by carrying cargo. Copa’s cargo business generated revenues of approximately $24.1 million in 2003, $28.2 million in 2004 and $31.0 million in 2005, representing 7.0%, 7.0% and 6.1%, respectively, of Copa’s operating revenues. We sold our remaining dedicated Boeing 737-200 Freighter aircraft in April 2002. However, we still wet-lease freighter capacity from time to time to reliably meet our cargo customers’ needs. In 2005, our cargo business consisted of approximately 75.6% in courier and freight; 22.4% in wet leases; and 2.0% in mail service. Of these sub-categories of service, courier traffic has shown the most growth, and we expect that in the future it will constitute a larger share of our cargo business.

Pricing and Revenue Management
Copa
     Copa has designed its fare structure to balance its load factors and yields in a way that it believes will maximize profits on its flights. Copa also maintains revenue management policies and procedures that are intended to maximize total revenues, while remaining generally competitive with those of our major competitors.
     Copa charges slightly more for tickets on higher-demand routes, tickets purchased on short notice and other itineraries suggesting a passenger would be willing to pay a premium. This represents strong value to Copa’s business customers, who can count on competitive rates when flying with Copa. The number of seats Copa offers at each fare level in each market results from a continual process of analysis and forecasting. Past booking history, seasonality, the effects of competition and current booking trends are used to forecast demand. Current fares and knowledge of upcoming events at destinations that will affect traffic volumes are included in Copa’s forecasting model to arrive at optimal seat allocations for its fares on specific routes. Copa uses a combination of approaches, taking into account yields, flight load factors and effects on load factors of continuing traffic, depending on the characteristics of the markets served, to arrive at a strategy for achieving the best possible revenue per available seat mile, balancing the average fare charged against the corresponding effect on our load factors. Copa recently replaced its Revenue Management software with Airmax, a more sophisticated revenue management system designed by Sabre.
     During 2002, Copa purchased an automated pricing system from SMG Technologies that allows it to efficiently monitor its competitors’ published, unpublished and web fares and easily file fares with automated services. This gives Copa the time to publish competitive fares to and from points in the United States that it serves via its code-share agreement with Continental and to analyze the impact of any change on revenue. The system was fully implemented in February 2004.
AeroRepública
     Improvements are being made to AeroRepública’s revenue management, pricing capabilities and systems that we expect will be completely in place by late 2006. We are in the process of implementing the Airmax revenue management system in AeroRepública.
Relationship with Continental Airlines
     In recent years, many airlines have sought to form marketing alliances with other carriers. Such alliances generally provide for code-sharing, frequent flyer reciprocity, coordinated scheduling of flights of each alliance member to permit convenient connections and other joint marketing activities. Such arrangements permit an airline to market flights operated by other alliance members as its own. This increases the destinations, connections and frequencies offered by the airline, which provide an opportunity for the airline to increase traffic on flight segments which connect with those of the alliance partners.
     In May 1998, Continental entered into an alliance agreement, as well as related services, frequent flyer participation, trademark and other agreements with Copa. These agreements were initially signed for a period of ten years. Copa amended and restated the major agreements in November 2005 and extended them through 2015. Continental’s continued ownership of our shares is not a condition to the ongoing effectiveness of these agreements. We have started to involve AeroRepública in some aspects of Copa’s alliance with Continental, beginning with AeroRepública’s participation in the OnePass frequent flyer loyalty program. Our alliance with Continental currently enjoys antitrust immunity in the United States which allows us to coordinate pricing, scheduling and joint marketing initiatives. In an effort to maximize the benefit from the relationship, Continental and Copa work together on the following initiatives:
     Product Positioning. Since the start of the alliance with Continental, Copa has introduced a new image to align itself more tangibly with the U.S. carrier. Copa’s color scheme, logo, aircraft interior and staff uniforms are similar to Continental’s. With initiatives such as the introduction of Copa’s business class product Clase Ejecutiva and a smoke-free cabin, the Copa “in-flight” product was modeled on Continental’s. Furthermore, Copa’s business class passengers enjoy access to Continental’s President’s Club business lounges, and Copa jointly operates a co-branded President’s Club lounge with Continental at Tocumen International Airport.
     Copa has also fully adopted Continental’s OnePass frequent flyer program and rolled out a co-branded joint product in much of Latin America which has enabled it to develop brand loyalty among its travelers. The co-branding of the OnePass loyalty programs has helped it by leveraging the brand recognition that Continental already enjoyed across Latin America and enabling the two airlines to compete more effectively against regional competitors such as Grupo TACA and the oneworld alliance represented by American Airlines and LAN Airlines.
     Continental is currently sponsoring Copa’s proposed association with the Sky Team global alliance network, which also includes Delta, Northwest, Aeromexico, Air France, Alitalia, KLM, Korean Air, AeroFlot and CSA Czech.
     Code-sharing. We currently place the Copa designator code on Continental operated flights from Panama to Houston and Panama to Newark. In addition, Continental flights carrying the Copa code operate to over 120 other Continental destinations, primarily through Continental’s gateways in Houston and Newark. Continental’s flights from Guatemala City and Managua City to Houston, and from Guatemala City to Newark also carry Copa’s code. In May 2001, the DOT awarded Copa antitrust immunity for our code-share agreement, allowing Copa to deepen the alliance through, among other things, coordinating schedules and pricing. The downgrading of the Panamanian AAC to IASA’s Category 2 in 2001, although no reflection on Copa’s own safety standards, resulted in the suspension of its code-share status with Continental until Category 1 status was restored in April 2004. See “—Safety.”
     Aircraft Maintenance & Flight Safety. Continental and Copa have been cooperating closely to fully integrate both airlines’ maintenance programs. Continental and Copa’s maintenance programs for the Boeing 737-Next Generation are identical. We share Continental’s Sceptre inventory management software which allows Copa to pool spare parts with the larger airline and we rely on Continental to provide engineering support for maintenance projects. We have also been able to take advantage of Continental’s purchasing power and negotiate more competitive rates for spare parts and third-party maintenance work.
     Sales & Revenue Management. The two airlines have implemented a co-branding of our city ticket offices, or CTOs, throughout Latin America, and as a result both now enjoy greater access to this important direct sales channel at little incremental cost. Joint corporate and travel agency incentive programs are in place. Also, a new revenue management system and team were introduced at Copa under the direct management of experts brought in from Continental. We believe that we benefit from Continental’s experience in distribution costs and channel strategy studies, and management as a whole is gaining an intangible benefit from the high level of cooperation with Continental.
     Information Technology. By leveraging Continental’s expertise and experience, we have implemented several important information technology systems, such as the Sceptre system for maintenance and the “SHARES” computer reservation system. In November 2000, we transitioned from the SABRE reservation and airport check-in system to “SHARES” in an effort to maintain commonality with Continental.
     Fleet Modernization. All of Copa’s Boeing aircraft share nearly identical configurations to Continental’s configurations. We have also been able to take advantage of Continental’s greater purchasing power with its suppliers, including Boeing, thus enabling us to negotiate lower purchase prices for these new aircraft.
Sales, Marketing and Distribution
Copa
     Sales and Distribution. Approximately 75% of sales during 2004 were through travel agents and other airlines while approximately 25% were direct sales via our CTOs, our call centers, our airport counters or our website. Travel agents receive base commissions, not including back-end incentive payments, ranging from 0% to 12% depending on the country. The weighted average rate for these commissions during 2005 was 4.9%. In recent years, base commissions have decreased significantly in most markets as more efficient back-end incentive programs have been implemented to reward selected travel agencies that exceed their sales targets.
     Travel agents obtain airline travel information and issue airline tickets through global distribution systems, or GDSs, that enable them to make reservations on flights from a large number of airlines. GDSs are also used by travel agents to make hotel and car rental reservations. Copa participates actively in all major international GDSs, including SABRE, Amadeus, Galileo and Worldspan. In return for access to these systems, Copa pays transaction fees that are generally based on the number of reservations booked through each system.
     Copa has a sales and marketing network consisting of 78 domestic and international ticket offices, including airport and city ticket offices. Copa has 17 CTOs co-branded with Continental. During the year ended December 31, 2005, approximately 21% and 4% of its sales were booked through its ticket counters and its call centers, respectively.
     E-tickets, a key component of our sales efforts through the Internet and Copa’s call centers, was launched at the end of 2002 and, by December 2003, E-Ticketing for direct sales, non-revenue passengers (company business, elite reward travel and promotional travel), as well as American Airlines and Continental interline tickets had been implemented. E-tickets for travel agencies was implemented in the second quarter of 2004.
     The call center that operates Copa’s reservations and sales services handles calls from Panama as well as most other countries Copa flies to. Such centralization has resulted in a significant increase in telephone sales as it efficiently allowed for improvements in service levels such as 24-hour-a-day, 7-days-a-week service.
     Copa encourages the use of direct Internet bookings by its customers because it is Copa’s most efficient distribution channel. During mid 2002, Copa signed a contract with Amadeus to use their booking engine to facilitate ticket purchases on www.copaair.com and launched the system on January 6, 2003. The cost of each booking via the website is roughly 25% the cost of a regular travel agency booking. In 2004, Copa purchased a new booking engine in order to further reduce distribution costs; 2.3% of its 2005 sales were made via the website. Copa’s goal is to channel more of its total sales through the website.
     Advertising and Promotional Activities. Our advertising and promotional activities include the use of television, print, radio and billboards, as well as targeted public relation events in the cities where we fly. We believe that the corporate traveler is an important part of our business, and we particularly promote our service to these customers by conveying the reliability, convenience and consistency of our service and offering value-added services such as convention and conference travel arrangements, as well as our Business Rewards loyalty program for our frequent corporate travelers. We also promote package deals among the destinations where we fly through combined efforts with selected hotels and travel agencies.
AeroRepública
     AeroRepública successfully implemented the OnePass frequent flyer program in March 2006. AeroRepública also implemented e-ticket host in January 2006 and expects to implement e-ticket interline with Copa and e-ticket with Amadeus during the second quarter of 2006, to complement its call center, 26 city ticket offices and 12 airport ticket offices. We believe e-ticketing will improve passenger convenience and reduce commission costs. In 2005, approximately 76% of AeroRepública’s sales were made through travel agencies and 24% were made directly to passengers.
Competition
     We face intense competition throughout our route network. Overall airline industry profit margins are low and industry earnings are volatile. Airlines compete in the areas of pricing, scheduling (frequency and flight times), on-time performance, frequent flyer programs and other services. Copa competes with a number of other airlines that currently serve the routes on which we operate, including Grupo TACA, American Airlines Inc. and Avianca. Some of our competitors, such as American Airlines, have larger customer bases and greater brand recognition in the markets we serve outside Panama, and some of our competitors have significantly greater financial and marketing resources than we have. Airlines based in other countries may also receive subsidies, tax incentives or other state aid from their respective governments, which are not provided by the Panamanian government. The commencement of, or increase in, service on the routes we serve by existing or new carriers could negatively impact our operating results. Likewise, competitors’ service on routes that we are targeting for expansion may make those expansion plans less attractive. We must constantly react to changes in prices and services offered by our competitors to remain competitive.
     Traditional hub-and-spoke carriers in the United States and Europe have in recent years faced substantial and increasing competitive pressure from low-cost carriers offering discounted fares. The low-cost carriers’ operations are typically characterized by point-to-point route networks focusing on the highest demand city pairs, high aircraft utilization, single class service and fewer in-flight amenities. As evidenced by the operations of Gol in Brazil and several new low-cost carriers planning to start service in Mexico, among others, the “low-cost carrier” business model appears to be gaining acceptance in the Latin American aviation industry, and we may face new and substantial competition from low-cost carriers in the future.
     The main source of competition to Copa, and our alliance with Continental, comes from the multinational Grupo TACA and American Airlines, the U.S. airline with the largest Latin American route network. Colombian carrier Avianca is also a significant competitor.
     Grupo TACA’s strategy has been to develop three hubs at San Jose, Costa Rica, San Salvador, El Salvador and Lima, Peru, which serve more than 40 cities in 19 countries and compete with Copa’s hub at Tocumen International Airport. Grupo TACA primarily operates a fleet of Airbus A319 and A320 aircraft and they have announced their intent to take delivery of a significant number of new Airbus aircraft between now and December 2009. We have routes to several of the Central American republics where Grupo TACA has established service, including Managua, Nicaragua, San Jose, Costa Rica and Guatemala.
     American Airlines also offers significant competition. American attracts strong brand recognition throughout the Americas and is able to attract brand loyalty through its “AAdvantage” frequent flyer program. American Airlines competes through its hubs at Miami and San Juan, Puerto Rico. American Airlines was a founding member of the oneworld global marketing alliance.
     LAN Airlines is another oneworld member that offers service to more than 50 destinations, primarily in Latin America. LAN Airlines is comprised of LAN Chile, LAN Peru, LAN Ecuador, LAN Argentina, LAN Cargo and LAN Express. While we do not compete directly with LAN Airlines on many of our current routes, LAN Airlines has grown rapidly over the past several years and may become a significant competitor in the future.
     Copa is also introducing service to and from destinations where the local airline is less viable and competitive, such as the Dominican Republic (Santo Domingo and Santiago de los Caballeros), Ecuador (Quito and Guayaquil) and Venezuela (Maracaibo). Several smaller airlines also compete in Central America, such as Tikal Jets.
     Copa has also established itself as a significant player on traffic to and from Colombia, with strong market share on routes to and from Barranquilla, Bogotá, Cali, Cartagena, Medellin and San Andres. AeroRepública competes more directly with Avianca and other Colombian carriers in the Colombian domestic market. Avianca emerged from U.S. bankruptcy protection, after being purchased by Brazil’s Synergy Group. The new owners of Avianca have announced their intention to increase Avianca’s market share and transform Bogotá into a major international aviation hub which, if successful, will compete directly with our hub at Tocumen International Airport. We cannot predict whether Avianca will become more competitive under its new management, or if their increased operations from Bogotá will prove successful. The other Colombian carriers against which AeroRepública competes, Aires, Aerolineas de Antioquia and the state-owned airline Satena, collectively accounted for approximately 21% of the domestic Colombian market in 2005. Airlines that seek to compete in the Colombian air transportation market face substantial barriers to entry, as the Colombian government requires an airline to operate at least five aircraft and comply with extensive filing and certification requirements before it becomes eligible to receive domestic route rights on certain Colombian routes between major cities. In addition, the number of air carriers offering service on any route is currently regulated by the Colombian Aviation Authority.

     With respect to our cargo operations, we will continue to face competition from all of the major airfreight companies, most notably DHL, which has a cargo hub operation at Tocumen International Airport.
Aircraft
Copa
     As of May 31, 2006, Copa operated a fleet consisting of 24 aircraft, including 18 Boeing 737-700 Next Generation aircraft, four Boeing 737-800 Next Generation aircraft and two Embraer 190 aircraft. Copa currently has firm orders to purchase eight additional Boeing 737-Next Generation aircraft and thirteen Embraer 190s. Copa also has options for an additional 15 Embraer 190s and purchase rights for an additional nine Boeing 737-Next Generation aircraft.
     The current composition of the Copa fleet as of May 31, 2006 is more fully described below:

				Average
				Term
				of Lease
	Number of Aircraft			Remaining	Average Age	Seating
	Total	Owned	Leased	(Years)	(Years)	Capacity
Boeing 737-700	18	12	6	4.8	4.4	124
Boeing 737-800	4	3	1	6.5	2.0	155
Embraer 190	2	2	—	—	0.5	96

Total	24	17	7	5.0	3.6	—
     As of May 31, 2006, the Copa fleet consisted of 18 Boeing 737-700s (six of which we leased), four Boeing 737-800s (one of which we leased) and two Embraer 190 aircraft. We expect our Copa fleet to continue to center on the Boeing 737-700 model, although we expect to continue to add Boeing 737-800s to our fleet to cover high-demand routes and Embraer 190s to serve underserved markets as well as fly additional frequencies where we believe excess demand exists. The table below describes the expected size of our Copa fleet at the end of each year set forth below, assuming delivery of all aircraft for which we currently have firm orders but not taking into account any aircraft for which we have options and purchase rights:

Aircraft Type	2006	2007	2008	2009
737-700	20	20	20	20
737-800(1)	4	6	8	10
Embraer 190	6	11	15	20

Total Fleet	30	37	43	50

(1)	We have the flexibility to choose between the Boeing 737-700 or the Boeing 737-800 aircraft for most of the 737-700 aircraft deliveries scheduled after 2006.
     The Boeing 737-700 and Boeing 737-800 aircraft currently in our Copa fleet are fuel-efficient and suit our operations well for the following reasons:
•	They have simplified maintenance procedures.

•	They require just one type of standardized training for our crews.

•	They have one of the lowest operating costs in their class.
     Our focus on profitable operations means that we periodically review our fleet composition. As a result, our fleet composition changes over time when we conclude that adding other types of aircraft will help us achieve this goal. The introduction of any new type of aircraft to our fleet is only done if, after careful consideration, we determine that such a step will improve our profitability. In line with this philosophy, after conducting a careful cost-benefit analysis, we decided to add the Embraer 190 aircraft because its combination of smaller size and highly efficient operating characteristics made it the ideal aircraft to serve new mid-sized markets and to increase frequency to existing destinations. The Embraer 190 incorporates advanced design features, such as integrated avionics, fly-by-wire flight controls, and efficient CF34-10 engines made by General Electric. The Embraer E190 is expected to have a range of approximately 2,000 nautical miles enabling it to fly to a wide range of destinations from short-haul to certain medium-haul destinations. We have configured Copa’s Embraer aircraft with a business class section similar to the business class section we have on our Boeing 737-Next Generation aircraft.
     Through several special purpose vehicles, we currently have beneficial ownership of 17 of our aircraft, including two Embraer 190s. In addition, we lease six of our Boeing 737-700s and one of our Boeing 737-800s under long-term operating lease agreements that have an average remaining term of 60 months. Leasing some of our aircraft provides us with flexibility to change our fleet composition if we consider it to be in our best interests to do so. We make monthly rental payments, some of which are based on floating rates, but are not required to make termination payments at the end of the lease. Currently, we do not have purchase options in any of our lease agreements. Under our operating lease agreements, we are required in some cases to maintain maintenance reserve accounts and in other cases to make supplemental rent payments at the end of the lease that are calculated with reference to the aircrafts’ maintenance schedule. In either case, we must return the aircraft in the agreed upon condition at the end of the lease term. Title to the aircraft remains with the lessor. We are responsible for the maintenance, servicing, insurance, repair and overhaul of the aircraft during the term of the lease.
     To better serve the growing number of business travelers, we introduced business class (Clase Ejecutiva) in November of 1998. Our business class service features twelve luxury seats in the Boeing 737-700s with a 38-inch pitch, upgraded meal service, special check-in desks, bonus mileage for full-fare business class passengers and access to VIP lounges. Our Boeing 737-800s are configured with 14 business class seats. Our Embraer 190s have 10 business class seats in a three abreast configuration and 38-inch pitch.
     Each of our Boeing 737-Next Generation aircraft is powered by two CFM International Model CFM 56-7B engines. We currently have three spare engines for service replacements and for periodic rotation through our fleet.
AeroRepública
     AeroRepública’s fleet consists of two owned DC-9s (one of which is currently retired), five leased MD-81s, four leased MD-82s and two leased MD-83s with an average age in excess of 20 years. All of AeroRepública’s fleet is configured as a single class, with the MD fleet having an average capacity of 157 seats and the DC-9 fleet having an average capacity of 110 seats. In the first quarter of 2006, we placed firm orders for five Embraer 190 aircraft with purchase rights and options for up to 20 additional Embraer aircraft. Delivery of four Embraer 190 aircraft is expected in late 2006. The configuration of AeroRepública’s Embraer 190 will be single class with a capacity of 106 passengers.
Maintenance
Copa
     The maintenance performed on our Copa aircraft can be divided into two general categories: line and heavy maintenance. Line maintenance consists of routine, scheduled maintenance checks on our aircraft, including pre-flight, daily and overnight checks, “A-checks” and any diagnostics and routine repairs. Most of Copa’s line maintenance is performed by Copa’s own highly experienced technicians at our base in Panama. Some line maintenance is also carried out at the foreign stations by Copa employees or third-party contractors. Heavy maintenance consists of more complex inspections and overhauls, including “C-checks,” and servicing of the aircraft that cannot be accomplished during an overnight visit. Maintenance checks are performed as defined by the aircraft manufacturer. These checks are based on the number of hours or calendar months flown. We contract with certified outside maintenance providers, such as Goodrich Aviation Technical Services, Inc. in Everett, Washington, which is certified as an authorized repair station by the FAA and the AAC, for heavy aircraft maintenance services. Copa also has an exclusive long-term contract with GE Engines whereby they will perform maintenance on all of its

CFM-56 engines. There were no heavy maintenance events in 2005. When possible, Copa attempts to schedule heavy maintenance during its lower-demand season in April, May, October and November.
     Copa employs over 200 maintenance professionals, including engineers, supervisors, technicians and mechanics, who perform maintenance in accordance with maintenance programs that are established by the manufacturer and approved and certified by international aviation authorities. Every mechanic is trained in factory procedures and goes through our own rigorous in-house training program. Every mechanic is licensed by the AAC and approximately 22 of our mechanics are also licensed by the FAA. Copa’s safety and maintenance procedures are reviewed and periodically audited by the aircraft manufacturer, the AAC, the FAA, IATA and, to a lesser extent, every foreign country to which its flies. Copa’s maintenance facility at Tocumen International Airport has been certified by the FAA as an approved repair station, and each year the FAA inspects its facilities to renew the certification. Copa’s aircraft are initially covered by warranties that have a term of four years, resulting in lower maintenance expenses during the period of coverage. As part of the purchase agreement for the new Embraer 190s, several of Copa’s mechanics are enrolled in a comprehensive factory training course on the maintenance program for the Embraer 190s. All of Copa’s mechanics will eventually be trained to perform line maintenance on the Embraer 190s. As part of the purchase agreement for the new Embraer 190s, all of Copa’s mechanics have been qualified in Embraer maintenance procedures through a comprehensive factory training course as well as local on the job training in order to perform line maintenance on the Embraer 190s.
AeroRepública
     All maintenance for AeroRepública’s DC-9s and line maintenance for the MD-80s is performed by AeroRepública’s in-house maintenance staff, while C-checks on the MD-80s are performed by FAA certified third-party aviation maintenance companies. All of AeroRepública’s maintenance and safety procedures are performed according to Boeing standards (certified by the FAA), and certified by the Aeronautica Civil of Colombia and BVQi, the institute that issues ISO quality certificates. All of AeroRepública’s maintenance personnel are licensed by the Aeronautica Civil of Colombia.
Safety
     We place a high priority on providing safe and reliable air service. Copa has uniform safety standards and safety-related training programs that cover all of its operations. In particular, Copa periodically evaluates the skills, experience and safety records of its pilots in order to maintain strict control over the quality of its pilot crews. All of Copa’s pilots participate in training programs, some of which are sponsored by aircraft manufacturers, and all are required to undergo recurrent training two times per year. We have a full time program of Flight Data Analysis (FOQA) wherein the flight data from every Copa flight is analyzed for safety or technical anomalies. During 2005, Copa completed a Line Operations Safety Audit under contract with University of Texas researchers. Copa also recently successfully completed our IATA Operational Safety Audit (IOSA).
     In the last ten years, Copa has had no accidents or incidents involving major injury to passengers, crew or aircraft. Over thirteen years ago, we lost one aircraft and all of its passengers in an accident believed to have been caused by failure of a navigation instrument. Just prior to our acquisition of AeroRepública, one of its planes slid off of a runway in an accident without serious injuries to passengers; however, the aircraft was severely damaged and declared a total loss by its insurers.
     The FAA periodically audits the aviation regulatory authorities of other countries. As a result of their investigation, each country is given an International Aviation Safety Assessment, or IASA, rating. In May 2001, Panama’s IASA rating was downgraded from Category 1 to Category 2 due to alleged deficiencies in the Panamanian government’s air safety standards and AAC’s capability to provide regulatory oversight. As a result of this downgrade, we were prevented from adding flights to new destinations in the United States and from certifying new aircraft for flights to the United States, and Continental was prevented from placing its code on our flights. On April 14, 2004, the FAA upgraded the IASA rating for Panama from “Category 2” to “Category 1,” which indicates a strong level of confidence in the safety regulation of the AAC. The return to Category 1 allowed Continental to reestablish placing its code on our flights and allowed us to add new U.S. destinations to our network.

     In order to recover Category 1 status, the Panamanian government passed a new law regulating aviation; and the AAC issued new regulations compliant with standards of the International Civil Aviation Organization, or ICAO. FAA inspectors and ICAO advisors were hired to help with training; and the government approved a budget of $14 million for the AAC to comply with various regulations of ICAO.
Airport Facilities
     We believe that our hub at Panama City’s Tocumen International Airport (PTY) is an excellent base of operations for the following reasons:
•	Panama’s consistently temperate climate is ideal for airport operations. For example, Tocumen was closed and unavailable for flight operations for a total of less than two hours in each of 2004 and 2005.

•	Tocumen is the only airport in Central America with two operational runways. Also unlike some other regional airports, we are currently not constrained by a lack of available gates/parking positions at Tocumen, and there is ample room to expand Tocumen.

•	From Panama’s central location, our 124-seat Boeing 737-700s can efficiently serve long-haul destinations in South American cities such as Santiago, Chile; Buenos Aires, Argentina; and São Paulo, Brazil as well as short-haul destinations in Central and South America.

•	Travelers can generally make connections easily through Tocumen because of its manageable size and Panama’s policies accommodating in-transit passengers.
     Tocumen International Airport is operated by an independent corporate entity established by the government, where stakeholders have a say in the operation and development of the airport. A Copa executive, as a representative of the Panamanian Airline Association, holds a seat on the board of this airport operator. The law that created this entity also provided for a significant portion of revenues generated at Tocumen to be used for airport expansion and improvements. We do not have any formal, written agreements with the airport management that govern access fees, landing rights or allocation of terminal gates. We rely upon our good working relationship with the airport’s management and the Panamanian government to ensure that we have access to the airport resources we need at prices that are reasonable.
     We have worked closely with the airport’s management and consulted with the IATA infrastructure group to provide plans and guidance for Phase I of an airport expansion that will provide up to eight new gate positions with jet bridges, six new remote parking positions, expand retail areas and improve the baggage-handling facilities. The government has authorized $70 million to cover the costs of this expansion. In April 2004, Leo A. Daly, an American company whose experience includes the renovation of the Miami, Dallas and Washington, D.C. (Reagan) airports, won the bid to remodel and expand the terminal. Work on Phase I is expected to be completed in the third quarter of 2006. We are considering an increased role for Copa in facilitating a planned Phase II of the airport expansion that would add another five gates to the airport.
     We provide all of our own ground services and handling of passengers and cargo at Tocumen International Airport. In addition, we provide services to several of the principal foreign airlines that operate at Tocumen. At most of the foreign airports where we operate, foreign airport services companies provide all of our support services other than sales, counter services and some minor maintenance.
     We lease a variety of facilities at Tocumen, including our maintenance hangar and our operations facilities in the airport terminal. From our System Operations Control Center located within our corporate headquarters building, we dispatch, track and direct our aircraft throughout the hemisphere and respond to operational contingencies as necessary. We generally cooperate with the airport authority to modify the lease terms as necessary to account for capital improvements and expansion plans. Currently, our elite passengers have access to a President’s Club at the airport, which is jointly operated with Continental and was opened in March 2000. The

President’s Club will be expanded to approximately twice its current size as part of the Tocumen International Airport expansion project.
     Bogota’s El Dorado Airport is AeroRepública’s main operating terminal. It is also Colombia’s main international and domestic terminal, with two operational runways. El Dorado is undergoing a privatization process in which improvements are expected to the passenger and cargo terminals. AeroRepública currently leases a variety of facilities at El Dorado, including counters, maintenance and administrative and dispatch areas.
Fuel
     Fuel costs are extremely volatile, as they are subject to many global economic, geopolitical, weather, environmental and other factors that we can neither control nor accurately predict. Due to its inherent volatility, aircraft fuel has historically been our most unpredictable unit cost. Concurrent with the world’s economic recovery, demand for oil has surged, especially in fast-growing China. This increase in demand coupled with limited refinery capacity and instability in oil-exporting countries has led to a rapid increase in prices. When combined with the relative weakness of the U.S. dollar, the currency in which oil is traded, these factors have caused a record high price for oil in nominal dollar terms.

	Aircraft Fuel Data
	2001	2002	2003	2004	2005
Copa
Average price per gallon of jet fuel into plane (excluding hedge) (in U.S. dollars)	$0.95	$0.86	$1.01	$1.32	$1.87
Gallons consumed (in thousands)	46,669	44,788	48,444	50,833	58,924
Available seat miles (in millions)	2,920	2,847	3,226	3,639	4,409
Gallons per ASM (in hundredths)	1.60	1.57	1.50	1.40	1.34
AeroRepública(1)
Average price per gallon of jet fuel into plane (excluding hedge) (in U.S. dollars)	—	—	—	—	$2.12
Gallons consumed (in thousands)	—	—	—	—	17,887
Available seat miles (in millions)	—	—	—	—	950
Gallons per ASM (in hundredths)	—	—	—	—	1.88

(1)	Since April 22, 2005.
     Since 2004, the price of jet fuel has continued to climb. During 2005, Copa paid an average price, including plane charges, of $1.87 per gallon of jet fuel, a 41.8% increase from 2004’s rate of $1.32 per gallon. On a per unit basis, Copa’s consumption did not increase in line with the rise in the cost of jet fuel due to the replacement of older, less fuel efficient Boeing 737-200s with new Boeing 737-Next Generation aircraft. Based on our experience, the Boeing 737-Next Generation family is 15-20% more fuel efficient than first generation Boeing 737 models.
     We believe that fuel prices are likely to increase in the future and may do so in the near future. In 2005, we hedged 12% of our requirements through the use of swap and zero-cost collar transactions. We have hedged approximately 13% of Copa’s anticipated fuel needs for 2006 and approximately 5% of Copa’s projected fuel consumption from January 1, 2007 to May 31, 2007. Although AeroRepública does not currently have a hedging policy, we may implement one in the future. We will continue to evaluate various hedging strategies, and we may enter into additional hedging agreements in the future. Any prolonged increase in the price of jet fuel will likely materially and negatively affect our business, financial condition and results of operation.
     AeroRepública is supplied by two fuel providers. The price for fuel is fixed by the Colombian government on a monthly basis based on international fuel indices.
Insurance
     We maintain passenger liability insurance in an amount consistent with industry practice, and we insure our aircraft against losses and damages on an “all risks” basis. We have obtained all insurance coverage required by the terms of our leasing and financing agreements. We believe our insurance coverage is consistent with airline industry standards and appropriate to protect us from material loss in light of the activities we conduct. No assurance can be given, however, that the amount of insurance we carry will be sufficient to protect us from material losses. We have negotiated lower premiums on our Copa insurance policies by leveraging the purchasing power of our alliance partner, Continental. Our Copa operations are insured under Continental’s joint insurance policy with Northwest Airlines. We maintain separate insurance policies for our AeroRepública operations.
Environmental
     Our operations are covered by various local, national, and international environmental regulations. These regulations cover, among other things, emissions into the atmosphere, disposal of solid waste and aqueous effluents, aircraft noise and other activities that result from the operation of aircraft. Our aircraft comply with all environmental standards applicable to their operations as described in this annual report. We have hired a consulting firm to conduct an environmental audit of our hanger and support facilities at the Tocumen International Airport to determine what, if any, measures we need to implement in order to satisfy the Panamanian effluent standards and the General Environmental Law at those facilities. A base line study of our effluents has been completed. We plan to implement all measures required for compliance once the audit is finalized, notwithstanding the lapse of the grace period set forth in the regulations. Additionally, the Panamanian Civil Aviation Code (RAC) contains certain environmental provisions that are similar to those set forth in the General Environmental Law regarding effluents, although such provisions do not contain compliance grace periods. In the event the AAC determines that our facilities do not currently meet the RAC standards, we could be subject to a fine. The measures that will be implemented pursuant to the environmental audit that is underway will also satisfy the requirements of the RAC. We have installed a water treatment plant to serve part of our facilities and seek to finalize the audit and have any other remediation measures that may be required in operation by the end of 2007. While we do not believe that compliance with these regulations will expose us to material expenditures, compliance with these or other environmental regulations, whether new or existing, that may be applicable to us in the future could increase our costs. In addition, failure to comply with these regulations could adversely affect us in a variety of ways, including adverse effects on our reputation.
Regulation
Panama
     Panamanian law requires airlines providing commercial services in Panama to hold an Operation Certificate and an Air Transportation License/Certificate issued by the AAC. The Air Transportation Certificate specifies the routes, equipment used, capacity, and the frequency of flights. This certificate must be updated every time Copa acquires new aircraft, or when routes and frequencies to a particular destination are modified.
     Panamanian law also requires that the aircraft operated by Copa be registered with the Panamanian National Aviation Registrar kept by the AAC, and that the Panamanian National Aviation authority certify the airworthiness of each aircraft in Copa’s fleet. This requirement does not apply to AeroRepública’s aircraft which are registered in Colombia. Copa’s aircraft must be re-certified every year.
     The government of the Republic of Panama does not have an equity interest in our company. Panamanian government officials have typically worked closely with us to establish policies that benefit both our company and the country. Bilateral agreements signed by the government of Panama have protected our operational position and route network, allowing us to have in Panama a significant hub to transport intraregion traffic within and between the Americas and the Caribbean. All international fares are filed and technically subject to the approval of the Panamanian government. Historically, we have been able to modify ticket prices on a daily basis to respond to market conditions.
     We cooperated with the government of Panama to restore the country’s Category 1 status after it was downgraded to Category 2 in early May 2001 by the FAA, a status that is important both to the operations of Copa as an airline and the general perception of Panama as a country, particularly in view of the fact that a major initiative is in place to boost tourism in Panama. The country’s Category 1 status was restored April 2004. In meeting the requirements for Category 1 status, the Panamanian government approved $14 million for the AAC to comply with various regulations of the ICAO, and AAC personnel are currently receiving training on Embraer airworthiness certification so they will continue to be qualified to evaluate our pilots and aircraft.
     Our status as a private carrier means that we are not required under Panamanian law to serve any particular route and are free to withdraw service from any of the routes we currently serve as we see fit, subject to bilateral agreements. We are also free to determine the frequency of service we offer across our route network without any minimum frequencies imposed by the Panamanian authorities.
     The most significant restriction on our company imposed by the Panamanian Aviation Act, as amended and interpreted to date, is that Panamanian nationals must exercise “effective control” over the operations of the airline and must maintain “substantial ownership.” These phrases are not defined in the Aviation Act itself and it is unclear how a Panamanian court would interpret them. The share ownership requirements and transfer restrictions contained in our Articles of Incorporation, as well as the structure of our capital stock described under the caption “Description of Capital Stock,” are designed to ensure compliance with these ownership and control restrictions created by the Aviation Act. While we believe that our ownership structure complies with the ownership and control restrictions of the Aviation Act as interpreted by a recent decree by the Executive Branch, we cannot assure you that a Panamanian court would share our interpretation of the Aviation Act or the decree or that any such interpretations would remain valid for the entire time you hold our Class A shares.
     Although the Panamanian government does not currently have the authority to dictate the terms of our service, the government is responsible for negotiating the bilateral agreements with other nations that allow us to fly to other countries. Several of these agreements require Copa to remain “effectively controlled” and “substantially owned” by Panamanian nationals in order for us to use the rights conferred by the agreements. Such requirements are analogous to the Panamanian aviation law described above that requires Panamanian control of our business.
     During 1997, several Central American countries (including Panama) and the United States signed an open-skies agreement allowing carriers from each country to initiate service in any other. There is no bilateral agreement between Panama and either El Salvador or Costa Rica, the nations in which Grupo TACA has its principal hubs. Panama only has reciprocity agreements with these countries at present.
Antitrust regulation, enforcement
     In 1996, the Republic of Panama enacted antitrust legislation, which regulates industry concentration and vertical anticompetitive practices and prohibits horizontal collusion. The Consumer Protection and Free Trade Authority is in charge of enforcement and may impose fines only after a competent court renders an adverse judgment. The law also provides for direct action by any affected market participant or consumer, independently or though class actions. The law does not provide for the granting of antitrust immunity, as is the case in the United States. In February 2006, the antitrust legislation was amended to increase the maximum fines that may be assessed for violations to $1,000,000 for per se violations and $250,000 for relative violations of antitrust law.
Noise regulations effects
     Panama has adopted Annex 16 of the ICAO regulations and the noise abatement provisions of ICAO, through Book XIV of the Panamanian Civil Aviation Regulations (RAC). Thus, articles 227-229 of Book XIV of the RAC require aircraft registered in Panama to comply with at least Stage 2 noise requirements, and all aircraft registered for the first time with the Panamanian Civil Aviation Authority after January 1, 2003, to comply with Stage 3 noise restrictions. Currently, all the airplanes we operate or have on order meet the most stringent noise requirements established by both ICAO and the AAC.
Colombia
     The Colombian aviation market is heavily regulated by the Colombian Civil Aviation Administration, Unidad Especial Administrativa de Aeronáutica Civil, or Aeronautica Civil. Colombia is a Category 1 country under the FAA’s IASA program. With respect to domestic aviation, airlines must present feasibility studies to secure specific route rights, and no airline may serve the city pairs with the most traffic unless that airline has at least five aircraft with their airworthiness certificates in force. In addition, Aeronautica Civil sets minimum and maximum fares for each route and a maximum number of competing airlines for each route based on the size of the city pairs served. Airlines in Colombia must also add a surcharge for fuel to their ticket prices. Passengers in Colombia are also entitled by law to compensation in cases of delays in excess of four hours, over-bookings and cancellations. Currently, the Cali, Cartagena and Barranquilla airports are under private management arrangements, as well as the runways of El Dorado Airport in Bogotá. However, the government has stated its intention of privatizing other airports in order to finance necessary expansion projects and increase the efficiency of operations, which may lead to increases in landing fees and facility rentals at those airports.
     AeroRepública may not have as much productive cooperation with the Colombian government over the negotiation of route rights with other countries as we may enjoy in Panama. Colombia has open-skies agreements with Aruba and the Andean Pact (Comunidad Andina) nations of Bolivia, Ecuador, Peru, and Venezuela. AeroRepública has been recently granted the use of 17 of the 56 available route rights for service by Colombian carriers between Colombia and Panama and, as a result, began scheduled service between the two countries in late 2005. There are currently no route rights available to the United States from Colombia.
U.S. Airline Regulation
     Operations to the United States by non-U.S. airlines, such as Copa, are subject to Title 49 of the U.S. Code, under which the DOT, the FAA and the TSA exercise regulatory authority. The U.S. Department of Justice also has jurisdiction over airline competition matters under the federal antitrust laws.
     Authorizations and Licenses. The DOT has jurisdiction over international aviation with respect to the United States and related route authorities, subject to review by the President of the United States. The DOT also has jurisdiction with respect to unfair practices and methods of competition by airlines and related consumer protection matters. We are authorized by the DOT to engage in scheduled and charter air transportation services, including the transportation of persons, property (cargo) and mail, or combinations thereof, between points in Panama and points in the United States and beyond (via intermediate points in other countries). We hold the necessary authorizations from the DOT in the form of a foreign air carrier permit, an exemption authority and statements of authorization to conduct our current operations to and from the United States. The exemption authority was granted by the DOT in February 1998. This exemption authority was due to expire in February 2000. However, the authority remains in effect by operation of law under the terms of the Administrative Procedure Act pending final DOT action on the application we filed to renew the authority on January 3, 2000. There can be no assurance that the DOT will grant the application. Our foreign air carrier permit has no expiration date.
     Our operations to the United States are also subject to regulation by the FAA with respect to safety matters, including aircraft maintenance and operations, equipment, aircraft noise, ground facilities, dispatch, communications, personnel, training, weather observation, air traffic control and other matters affecting air safety. The FAA requires each foreign air carrier serving the United States to obtain operational specifications pursuant to Part 129 of its regulations and to meet operational criteria associated with operating specified equipment on approved international routes. We believe that we are in compliance in all material respects with all requirements necessary to maintain in good standing our operations specifications issued by the FAA. The FAA can amend, suspend, revoke or terminate those specifications, or can suspend temporarily or revoke permanently our authority if we fail to comply with the regulations, and can assess civil penalties for such failure. A modification, suspension or revocation of any of our DOT authorizations or FAA operating specifications could have a material adverse effect on our business. The FAA also conducts safety audits and has the power to impose fines and other sanctions for violations of airline safety regulations. We have not incurred any material fines related to operations.
     Security. On November 19, 2001, the U.S. Congress passed, and the President signed into law, the Aviation and Transportation Security Act, also referred to as the Aviation Security Act. This law federalized substantially all aspects of civil aviation security and created the TSA to which the security responsibilities previously held by the FAA were transitioned. The TSA is an agency of the Department of Homeland Security. The Aviation Security Act requires, among other things, the implementation of certain security measures by airlines and airports, such as the requirement that all passenger bags be screened for explosives. Funding for airline and airport security required under the Aviation Security Act is provided in part by a $2.50 per segment passenger security fee for flights departing from the U.S., subject to a $10 per roundtrip cap; however, airlines are responsible for costs incurred to meet security requirements beyond those provided by the TSA. There is no assurance this fee will not be raised in the future as the TSA’s costs exceed the revenue it receives from these fees. The current administration has proposed to raise this fee to $5.50, which is subject to approval by the U.S. Congress. Implementation of the requirements of the Aviation Security Act has resulted in increased costs for airlines and their passengers. Since the events of September 11, 2001, the U.S. Congress has mandated and the TSA has implemented numerous security procedures and requirements that have imposed and will continue to impose burdens on airlines, passengers and shippers.
     Noise Restrictions. Under the Airport Noise and Capacity Act of 1990, or ANCA, and related FAA regulations, aircraft that fly to the United States must comply with certain Stage 3 noise restrictions, which are currently the most stringent FAA operating noise requirements. All of our Copa aircraft meet the Stage 3 requirement.
     FAA regulations also require compliance with the Traffic Alert and Collision Avoidance System, approved airborne windshear warning system and aging aircraft regulations. Our fleet meets these requirements.
     Proposed Laws and Regulations. Additional U.S. laws and regulations have been proposed from time to time that could significantly increase the cost of airline operations by imposing additional requirements or restrictions on airlines. There can be no assurance that laws and regulations currently enacted or enacted in the future will not adversely affect our ability to maintain our current level of operating results.
Other Jurisdictions
     We are also subject to regulation by the aviation regulatory bodies which set standards and enforce national aviation legislation in each of the jurisdictions to which we fly. These regulators may have the power to set fares, enforce environmental and safety standards, levy fines, restrict operations within their respective jurisdictions or any other powers associated with aviation regulation. We cannot predict how these various regulatory bodies will perform in the future and the evolving standards enforced by any of them could have a material adverse effect on our operations.
C. Organizational Structure
     The following is an organizational chart showing Copa Holdings and its principal subsidiaries.

*	Includes ownership by us held through wholly-owned holding companies organized in the British Virgin Islands as of March 31, 2006.
     Copa is our principal airline operating subsidiary that operates out of our hub in Panama and provides passenger service in North, South and Central America and the Caribbean. AeroRepública is our operating subsidiary that is primarily engaged in domestic air travel within Colombia. Oval Financial Leasing, Ltd. controls the special purpose vehicles that have a beneficial interest in the majority of our aircraft. OPAC, S.A. is a property holding company that owns our former corporate headquarters facility.
D. Property, Plants and Equipment
Headquarters
     We have recently moved into a newly built headquarters building located six miles away from Tocumen International Airport. We have leased five floors consisting of approximately 104,000 square feet of the building from Desarollo Inmobiliario del Este, S.A., an entity controlled by the same group of investors that controls CIASA, under a 10-year lease at a rate of $106,000 per month during the first three years, $110,000 per month from year 4 to year 6, $113,000 from year 7 to year 9 and $116,000 per month in year 10, which we believe to be a market rate. We are in the process of selling our previous headquarters building in Panama City and currently expect to complete the sale in 2006.
Other property
     At Tocumen International Airport, we lease a maintenance hangar, operations offices in the terminal, counter space, parking spaces and other operational properties from the entity that manages the airport. We pay approximately $91,000 per month for this leased property. Around Panama City, we also lease various office spaces, parking spaces and other properties from a variety of lessors, for which we pay approximately $9,000 per month in the aggregate.
     In each of our destination cities, we also lease space at the airport for check-in, reservations and airport ticket office sales, and we lease space for CTOs in more than 25 of those cities.
AeroRepública
     AeroRepública leases most of its airport and city ticket offices. Owned properties include one city ticket office, a warehouse close to the airport and one floor in a high-rise building in downtown Bogota.
Item 4A. Unresolved Staff Comments
     None.
Item 5. Operating and Financial Review and Prospects
A. Operating Results
     You should read the following discussion in conjunction with our consolidated financial statements and the related notes and the other financial information included elsewhere in this annual report.
     We are a leading Latin American provider of airline passenger and cargo service through our two principal operating subsidiaries, Copa and AeroRepública. Copa operates from its strategically located position in the Republic of Panama, and AeroRepública provides service primarily within Colombia. Our fleet currently consists of 22 Boeing 737-Next Generation aircraft, two Embraer 190 aircraft, 11 MD-80 aircraft and two DC-9 aircraft (one of which is currently retired). We currently have firm orders for eight Boeing 737-Next Generation and 18 Embraer 190s, and purchase rights and options for up to nine additional Boeing 737-Next Generation and 35 additional Embraer 190s.
     Copa was established in 1947, and currently offers approximately 92 daily scheduled flights among 30 destinations in 20 countries in North, Central and South America and the Caribbean from its Panama City hub. Copa provides passengers with access to flights to more than 120 other destinations through codeshare arrangements with Continental pursuant to which each airline places its name and flight designation code on the other’s flights.

Through its Panama City hub, Copa is able to consolidate passenger traffic from multiple points to serve each destination effectively.
     Copa operates a modern fleet of 22 Boeing 737-Next Generation aircraft and two Embraer 190 aircraft with an average age of approximately 3.6 years as of May 31, 2006. To meet its growing capacity requirements, Copa has firm commitments to accept delivery of 21 additional aircraft through 2009 and has purchase rights and options that, if exercised, would allow it to accept delivery of up to 24 additional aircraft through 2009. Copa’s firm orders are for eight additional Boeing 737-Next Generation aircraft and 13 additional Embraer 190s, and its purchase rights and options are for up to nine Boeing 737-Next Generation aircraft and up to 15 Embraer 190s.
     Copa started its strategic alliance with Continental in 1998. Since then, it has conducted joint marketing and code-sharing arrangements, and participated in the award-winning OnePass frequent flyer loyalty program globally and on a co-branded basis in Latin America. We believe that Copa’s co-branding and joint marketing activities with Continental have enhanced its brand in Latin America, and that the relationship with Continental has afforded it cost-related benefits, such as improving purchasing power in negotiations with aircraft vendors and insurers. Copa’s alliance and related services agreements with Continental are in effect until 2015.
     During the second quarter of 2005, we purchased AeroRepública S.A., a Colombian air carrier that according to the Colombian Civil Aviation Administration, Unidad Especial Administrativa de Aeronáutica Civil, was the second-largest domestic carrier in Colombia in terms of number of passengers carried in 2005, providing predominantly point-to-point service among 12 cities in Colombia and to Copa’s Panama City hub. AeroRepública currently operates a fleet of eleven leased MD-80s and two owned DC-9s (one of which is currently retired). As part of its fleet modernization and expansion plan, AeroRepública has firm commitments to accept delivery of five Embraer 190 aircraft through 2007 and purchase rights and options to purchase up to 20 additional Embraer 190 aircraft through 2011.
     Fuel is our single largest operating expense and, as a result, our results of operations are likely to continue to be materially affected by the cost of fuel as compared with prior periods. Prices for jet fuel have risen significantly in 2005 and remained at historically high levels. Copa’s fuel cost increased from $1.01 per gallon during 2003 to $1.32 per gallon in 2004 and $1.87 per gallon in 2005. To date, we have managed to offset some of the increases in fuel prices with higher load factors, fuel surcharges and fare increases. In addition, we entered into hedging agreements with respect to approximately 12% of Copa’s fuel needs for 2005 and have hedged approximately 13% of Copa’s projected fuel needs for 2006 and approximately 5% of the needs for the first five months of 2007. We will continue to evaluate various hedging strategies, and we may enter into additional hedging agreements in the future.
Our 2005 acquisition of AeroRepública has affected the comparability of our recent results of operations.
     On April 22, 2005 we acquired an initial 85.6% equity ownership interest in AeroRepública which was followed by subsequent acquisitions increasing our total ownership interest in AeroRepública to 99.8% as of March 31, 2006. The total purchase price we paid for our investment in AeroRepública, including acquisition costs, was $23.4 million. According to the Colombian Civil Aviation Administration, Unidad Especial Administrativa de Aeronáutica Civil, in 2005 AeroRepública was the second-largest domestic carrier in Colombia in terms of number of passengers carried, providing service among 12 cities in Colombia and Panama City with a point-to-point route network.
     We began to consolidate AeroRepública’s results of operations in our consolidated financial statements beginning April 22, 2005. For the year ended December 31, 2005 and for future periods, we are reporting AeroRepública’s operations as a separate segment in our financial statements and the related notes. See Note 14 to our audited consolidated financial statements included elsewhere in this annual report for segment data for AeroRepública for the year ended December 31, 2005. As a result of this acquisition and our consolidation of AeroRepública’s results as of April 22, 2005, our financial information as of and for the year ended December 31, 2005 is not comparable to the information as of and for the year ended December 31, 2004.

Regional Economic Environment
     Our historical financial results have been, and we expect them to continue to be, materially affected by the general level of economic activity and growth of per capita disposable income in North, South and Central America and the Caribbean (drivers of our passenger revenue) and the volume of trade between countries in the region (the principal driver of our cargo revenue).
     According to data from The Preliminary Overview of the Economies of Latin America and the Caribbean, an annual United Nations publication prepared by the Economic Development Division, the economy of Latin America (including the Caribbean) grew by approximately 5.5% in 2004 and 1.9% in 2003, while the region’s per capita gross domestic product is estimated to have risen by approximately 4% in 2004. According to data from the International Monetary Fund, in the sub-regions we serve gross domestic product rose in 2005 (in real terms) by approximately 4.2% in the Mercosur countries, 6.3% in the Andean region, 3.8% in Central America and 5.9% in the Caribbean, with each region continuing to build on gains made during 2004 of approximately 6.0% in the Mercosur countries, 7.8% in the Andean region, 3.9% in Central America and 2.3% in the Caribbean. As is often the case, the regional economic performance was closely tied to developments in the international economy. World economic activity increased in 2005, resulting in estimated global GDP growth of approximately 4.8% (versus 4.0% in 2004). In recent years, the Panamanian economy has closely tracked the Latin American economy as a whole, and in 2005 the Panamanian economy grew in real terms by approximately 5.5% (versus 7.6% in 2004), according to the International Monetary Fund’s estimates. Inflation in Panama rose approximately 2.9% in 2005 (versus 0.5% in 2004). Additionally, the Colombian economy has experienced relatively stable growth. According to the International Monetary Fund estimates, the Colombian gross domestic product grew by approximately 3.9% in 2003, 4.8% in 2004 and by 5.1% in 2005, with inflation (as indicated by the consumer price index) rising by approximately 7.1% in 2003, 5.9% in 2004 and 5.0% in 2005.
Revenues
     We derive our revenues primarily from passenger transportation which represents approximately 93% of our revenues, with approximately 7% derived from cargo and other revenues.
     We recognize passenger revenue when transportation is provided and when unused tickets expire. Passenger revenues reflect the capacity of our aircraft on the routes we fly, load factor and yield. Our capacity is measured in terms of available seat miles (ASMs) which represents the number of seats available on our aircraft multiplied by the number of miles the seats are flown. Our usage is measured in terms of revenue passenger miles (RPMs) which is the number of revenue passengers multiplied by the miles these passengers fly. Load factor, or the percentage of our capacity that is actually used by paying customers, is calculated by dividing RPMs by ASMs. Yield is the average amount that one passenger pays to fly one mile. We use a combination of approaches, taking into account yields, flight load factors and effects on load factors of connecting traffic, depending on the characteristics of the markets served, to arrive at a strategy for achieving the best possible revenue per available seat mile, balancing the average fare charged against the corresponding effect on our load factors.
     We recognize cargo revenue when transportation is provided. Our other revenue consists primarily of excess baggage charges, ticket change fees and charter flights.
     Overall demand for our passenger and cargo services is highly dependent on the regional economic environment in which we operate, including the GDP of the countries we serve and the disposable income of the residents of those countries. We believe that approximately 50% of our passengers travel at least in part for business reasons, and the growth of intraregional trade greatly affects that portion of our business. The remaining 50% of our passengers are tourists or travelers visiting friends and family.
     The following table sets forth our capacity, load factor and yields for the periods indicated.

	Year Ended December 31,
	2003	2004	2005
Copa Segment
Capacity (in available seat miles, in millions)	3,225.9	3,639.4	4,409.1
Load factor	68.0%	70.0%	73.4%

	Year Ended December 31,
	2003	2004	2005
Yield (in cents)	14.22	14.31	14.41
AeroRepública Segment(1)
Capacity (in available seat miles, in millions)	—	—	950.0
Load factor	—	—	62.0%
Yield (in cents)(2)	—	—	16.61

(1)	Since April 22, 2005.

(2)	AeroRepública has not historically distinguished between revenue passengers and non-revenue passengers. While we are implementing systems at AeroRepública to record that information, revenue passenger information and other statistics derived from revenue passenger data for the year ended December 31, 2005 has been derived from estimates that we believe to be materially accurate.
Seasonality
     Generally, our revenues from and profitability of our flights peak during the northern hemisphere’s summer season in July and August and again during the December and January holiday season. Given our high proportion of fixed costs, this seasonality is likely to cause our results of operations to vary from quarter to quarter.
Operating Expenses
     The main components of our operating expenses are aircraft fuel, salaries and benefits, passenger servicing, commissions, aircraft maintenance, reservations and sales and aircraft rent. A common measure of per unit costs in the airline industry is cost per available seat mile (CASM) which is generally defined as operating expenses divided by ASMs.
     Aircraft fuel. The price we pay for aircraft fuel varies significantly from country to country primarily due to local taxes. While we purchase aircraft fuel at all the airports to which we fly, we attempt to negotiate fueling contracts with companies that have a multinational presence in order to benefit from volume purchases. During 2005, as a result of the location of its hub, Copa purchased approximately 50% of its aircraft fuel in Panama, where it was able to obtain better prices due to volume discounts. Copa has over eleven suppliers of aircraft fuel across its network. In some cases we tanker fuel in order to minimize our cost by fueling in airports where fuel prices are lowest. Our aircraft fuel expenses are variable and fluctuate based on global oil prices. From 2002 to 2005, the price of West Texas Intermediate crude oil, a benchmark widely used for crude oil prices that is measured in barrels and quoted in U.S. dollars, increased by 116.8% from $26.15 per barrel to $56.70 per barrel. Historically, we have not hedged a significant portion of our fuel costs. We entered into hedging agreements with respect to approximately 12% of Copa’s fuel needs for 2005 and 13% for 2006 and approximately 5% of Copa’s projected fuel needs for the first five months of 2007. Additionally, because our derivatives have historically not qualified as hedges for financial reporting purposes in accordance with Statement of Financial Accounting Standard No. 133, “Accounting for Derivative Instruments and Hedging Activities,” changes in the fair value of our derivative contracts are recorded currently, rather than in the period in which the hedged fuel is consumed, and recorded as a component of “Other, net” within non-operating income (expense) in our statement of operations. We may enter into additional hedging agreements in the future. Although AeroRepública does not currently have a hedging policy, we may implement one in the future.

	Aircraft Fuel Data
	2001	2002	2003	2004	2005
Copa Segment
Average price per gallon of jet fuel into plane (excluding hedge) (in U.S. dollars)	$0.95	$0.86	$1.01	$1.32	$1.87
Gallons consumed (in thousands)	46,669	44,788	48,444	50,833	58,924
Available seat miles (in millions)	2,920	2,847	3,226	3,639	4,409
Gallons per ASM (in hundredths)	1.60	1.57	1.50	1.40	1.34
AeroRepública Segment(1)
Average price per gallon of jet fuel into plane (excluding hedge) (in U.S. dollars)	—	—	—	—	$2.12
Gallons consumed (in thousands)	—	—	—	—	17,887
Available seat miles (in millions)	—	—	—	—	950
Gallons per ASM (in hundredths)	—	—	—	—	1.88

(1)	Since April 22, 2005.

     Salaries and benefits. Salaries and benefits expenses have historically increased at the rate of inflation and by the growth in the number of our employees. In some cases, we have adjusted salaries of our employees to correspond to changes in the cost of living in the countries where these employees work. We do not increase salaries based on seniority.
     Passenger servicing expenses. Our passenger servicing expenses consist of expenses for liability insurance, baggage handling, catering, in-flight entertainment and other costs related to aircraft and airport services. These expenses are generally directly related to the number of passengers we carry or the number of flights we operate.
     Commissions. Our commission expenses consist primarily of payments for ticket sales made by travel agents and commissions paid to credit card companies. Travel agents receive base commissions, not including back-end incentive programs, ranging from 0% to 9% depending on the country. The weighted average rate for these commissions during 2005 was 4.9%. During the last few years we have reduced our commission expense per available seat mile as a result of an industry-wide trend of paying lower commissions to travel agencies and by increasing the proportion of our sales made through direct channels. We expect this trend to continue as more of our customers become accustomed to purchasing through our call center and through the internet. While increasing direct sales may increase the commissions we pay to credit card companies, we expect that the savings from the corresponding reduction in travel agency commissions will more than offset this increase. In recent years, base commissions paid to travel agents have decreased significantly. At the same time, we have encouraged travel agencies to move from standard base commissions to incentive compensation based on sales volume and fare types.
     Maintenance, material and repair expenses. Our maintenance, material and repair expenses consist of aircraft repair and charges related to light and heavy maintenance of our aircraft, including maintenance materials. Maintenance and repair expenses, including overhaul of aircraft components, are charged to operating expenses as incurred. With an average age of only 3.6 years as of May 31, 2006, our Copa fleet requires a low level of maintenance compared to the older fleets of some of our competitors. We also currently incur lower maintenance expenses on our Boeing and Embraer aircraft because a significant number of our aircraft parts remain under multi-year warranties. As the age of our fleet increases and when our warranties expire, our maintenance expenses will increase. We only conduct line maintenance internally and outsource heavy maintenance to independent third party contractors. In 2003, we negotiated with GE Engine Services a maintenance cost per hour program for the repair and maintenance of our CFM-56 engines which power our Boeing 737 Next Generation fleet. Our engine maintenance costs are also aided by the sea-level elevation of our hub and the use of winglets which allow us to operate the engines on our Boeing 737-700s with lower thrust thus putting less strain on the engines.
     All maintenance for AeroRepública’s DC-9s and line maintenance for the MD-80s is performed by AeroRepública’s in-house maintenance staff. Heavy maintenance for the MD-80s is performed by FAA-certified third-party aviation maintenance companies.
     Aircraft rent. Our aircraft rental expenses are generally fixed by the terms of our operating lease agreements. Currently, six of Copa’s operating leases have fixed rates which are not subject to fluctuations in interest rates and the seventh is tied to LIBOR. All of AeroRepública’s operating leases have fixed rates which are not subject to fluctuations in interest rates. Our aircraft rent expense also includes rental payments related to our wet-leasing of freighter aircraft to supplement our cargo operations.
     Reservations and sales expenses. Our reservations and sales expenses arise primarily from payments to global distribution systems, such as Amadeus and Sabre, that list our flight offerings on reservation systems around the world. These reservation systems tend to raise their rates periodically, but we expect that if we are successful in encouraging our customers to purchase tickets through our direct sales channels, these costs will decrease as a percentage of our operating costs. A portion of our reservations and sales expense is also comprised of our licensing payments for the SHARES reservation and check-in management software we use, which is not expected to change significantly from period to period.

     Flight operations and landing fees and other rentals are generally directly related to the number of flights we operate.
     Other include publicity and promotion expenses, expenses related to our cargo operations, technology related initiatives and miscellaneous other expenses.
Taxes
     We are subject to income tax in Panama based on the principle of territoriality. Beginning in 2004, we adopted an alternate method of calculating tax in Panama. Based on Article 121 of Executive Decree 170 of 1993, as amended in 1996, income for international transportation companies is calculated based on a territoriality method that determines gross revenues earned in Panama by applying the percentage of miles flown within the Panamanian territory against total revenues. Under this method, loss carry forwards cannot be applied to offset tax liability. Prior to 2004, our Panamanian taxable income was estimated using revenues from passengers originating in or destined for Panama which typically resulted in losses for purposes of Panamanian corporate income tax. Dividends from our Panamanian subsidiaries, including Copa, are separately subject to a ten percent tax if such dividends can be shown to be derived from Panamanian income that has not been otherwise taxed.
     We are also subject to local tax regulations in each of the jurisdictions where we operate, the great majority of which are related to the taxation of our income. In some of the countries to which we fly, we do not pay any income taxes because we do not generate income under the laws of those countries either because they do not have income tax or due to treaties or other arrangements those countries have with Panama. In the remaining countries, we pay income tax at a rate ranging from 25% to 35% of our income attributable to those countries. Different countries calculate our income in different ways, but they are typically derived from our sales in the applicable country multiplied by our net margin or by a presumed net margin set by the relevant tax legislation. It is possible that we may become subject to tax in jurisdictions in which, for prior years, we had not been subject to tax and that, in the future, we may become subject to increased taxes in the countries to which we fly.
     AeroRepública’s taxes are based on Colombian income tax legislation which calculates tax based on the higher of the “ordinary” and “presumptive” income. “Ordinary” income is defined as the company’s operating results under Colombian GAAP, and “presumptive” income is defined as 6% of net assets under Colombian GAAP.
     We paid taxes totaling approximately $2.4 million in 2003, $4.3 million in 2004 and $7.4 million in 2005.
Internal Controls
     In connection with the preparation of our financial statements under U.S. GAAP as of and for the year ended December 31, 2005, we and our auditors identified a material weakness (as defined under standards established by the Public Company Accounting Oversight Board) in our internal control over financial reporting. Specifically, we found that we did not have appropriate expertise in U.S. GAAP accounting and reporting among our financial and accounting staff to prepare our periodic financial statements without needing to make material corrective adjustments and footnote revisions when those statements are audited or reviewed. This ineffective control over the application of U.S. GAAP in relation to our business could result in a material misstatement to the annual or interim financial statements that would not be prevented or detected. In light of this material weakness, in preparing the financial statements in connection with our initial public offering, we performed additional analyses and other post-closing procedures in the course of preparing our financial statements and related footnotes in accordance with U.S. GAAP so that management would be able to come to the conclusion that those financial statements fairly presented, in all material respects, our financial condition, results of operations and cash flows as of and for the periods presented.
     Pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, beginning with our Annual Report on Form 20-F for the fiscal year ending December 31, 2006, we will be required to furnish a report by our management on our internal control over financial reporting. This report will contain, among other matters, an assessment of the effectiveness of our internal controls over financial reporting as of the end of the fiscal year, including a statement as to whether or not our internal controls over financial reporting are effective. We have contracted an additional accounting manager with experience in preparing financial statements under U.S. GAAP, we have engaged an internationally recognized accounting firm to assist us in developing our procedures to comply with the requirements of Section 404, and our management and audit committee are developing other plans to prepare for our compliance with the requirements of Section 404 and to correct the weakness identified above. We expect that these plans may include hiring additional personnel with appropriate levels of U.S. GAAP experience and accounting expertise, requiring further education and training in U.S. GAAP for our existing personnel and engaging outside resources to assist in the design and implementation of procedures for the testing of our internal controls. We will incur incremental costs as a result of these efforts, including increased auditing and legal fees, the magnitude of which we are not able to estimate at this time.
Critical Accounting Policies and Estimates
     The preparation of our consolidated financial statements in conformity with U.S. GAAP requires our management to adopt accounting policies and make estimates and judgments to develop amounts reported in our consolidated financial statements and related notes. We strive to maintain a process to review the application of our accounting policies and to evaluate the appropriateness of the estimates required for the preparation of our consolidated financial statements. We believe that our estimates and judgments are reasonable; however, actual results and the timing of recognition of such amounts could differ from those estimates. In addition, estimates routinely require adjustments based on changing circumstances and the receipt of new or better information.
     Critical accounting policies and estimates are defined as those that are reflective of significant judgments and uncertainties and potentially result in materially different results under different assumptions and conditions. For a discussion of these and other accounting policies, see Note 1 to our annual consolidated financial statements.
     Revenue recognition. Passenger revenue is recognized when transportation is provided rather than when a ticket is sold. The amount of passenger ticket sales not yet recognized as revenue is reflected in the “Air traffic liability” line on our consolidated balance sheet. Tickets whose fares have expired and/or are more than one year old are recognized as passenger revenue.
     Cargo and mail services revenue are recognized when we provide the shipping services and thereby complete the earning process. Other revenue is primarily comprised of excess baggage charges, commissions earned on tickets sold for flights on other airlines and charter flights and is recognized when transportation or service is provided.
     Frequent flyer program. We participate in Continental’s frequent flyer program “OnePass,” through which our passengers receive all the benefits and privileges offered by the OnePass program. Continental is responsible for the administration of the OnePass program. Under the terms of our frequent flyer agreement with Continental, OnePass members receive OnePass frequent flyer mileage credits for travel on Copa and AeroRepública, and we pay Continental a per mile rate for each mileage credit granted by Continental, at which point we have no further obligation. The amounts due to Continental under this agreement are expensed by us as the mileage credits are earned.
     Impairment of long-lived assets. We record impairment losses on long-lived assets used in operations, consisting principally of property and equipment, when events or changes in circumstances indicate, in management’s judgment, that the assets might be impaired and that the undiscounted cash flows estimated to be generated by those assets are less than the carrying amount of those assets. Our cash flow estimates are based on historical results adjusted to reflect our best estimate of future market and operating conditions. The net carrying value of non-recoverable assets is reduced to fair value if it is lower than carrying value. Our estimates of fair value represent our best estimate based on industry trends and reference to market rates and transactions and are subject to change. We recognized impairment losses on our Boeing 737-200 aircraft of $3.6 million during the year ended December 31, 2003.
     Goodwill and indefinite-lived purchased intangible assets. We review goodwill and purchased intangible assets with indefinite lives, all of which relate to our acquisition of AeroRepública, for impairment annually and whenever events or changes in circumstances indicate the carrying value of an asset may not be recoverable in accordance with Statement of Financial Accounting Standard No. 142, Goodwill and Other Intangible Assets (“SFAS No. 142”). The provisions of SFAS No. 142 require that a two-step impairment test be performed on goodwill. In the first step, we compare the fair value of the AeroRepública reporting unit to its carrying value. If the fair value of the AeroRepública reporting unit exceeds the carrying value of its net assets, goodwill is not impaired and we are not required to perform further testing. If the carrying value of the net assets of the AeroRepública reporting unit exceeds its fair value, then we must perform the second step of the impairment test in order to determine the implied fair value of the AeroRepública reporting unit’s goodwill. If the carrying value of the goodwill exceeds its implied fair value, then we record an impairment loss equal to the difference. SFAS No. 142 also requires that the fair value of the purchased intangible assets with indefinite lives be estimated and compared to the carrying value. We recognize an impairment loss when the estimated fair value of the intangible asset is less than the carrying value. Determining the fair value of a reporting unit or an indefinite-lived purchased intangible asset is judgmental in nature and involves the use of significant estimates and assumptions. These estimates and assumptions include revenue growth rates and operating margins used to calculate projected future cash flows, risk-adjusted discount rates, future economic and market conditions, and determination of appropriate market comparables. We base our fair value estimates on assumptions we believe to be reasonable but that are unpredictable and inherently uncertain. Actual future results may differ from those estimates.
     Derivative instruments used for aircraft fuel. In the past, we have periodically entered into crude oil call options, jet fuel zero cost collars, and jet fuel swap contracts to provide for short to mid-term hedge protection (generally three to eighteen months) against sudden and significant increases in jet fuel prices, while simultaneously ensuring that we are not competitively disadvantaged in the event of a substantial decrease in the price of jet fuel. These derivatives have historically not qualified as hedges for financial reporting purposes in accordance with Statement of Financial Accounting Standard No. 133, Accounting for Derivative Instruments and Hedging Activities. Accordingly, changes in the fair value of such derivative contracts, which amounted to $0.2 million in 2005, ($0.9) million in 2004 and $0.2 million in 2003, were recorded as a component of “Other, net” within “Other non-operating income (expense)”. The fair value of hedge contracts amounted to $0.3 million at December 31, 2005 and $0.2 million at December 31, 2004, and was recorded in the “Other current assets” line of our consolidated balance sheet.
     Maintenance and repair costs. Maintenance and repair costs for owned and leased flight equipment, including the overhaul of aircraft components, are charged to operating expenses as incurred. Engine overhaul costs covered by power-by-the-hour arrangements are paid and expensed as incurred, on the basis of hours flown per the contract. Under the terms of our power-by-the-hour agreements, we pay a set dollar amount per engine hour flown on a monthly basis and the third-party vendor assumes the obligation to repair the engines at no additional cost to us, subject to certain specified exclusions.
     Additionally, although our aircraft lease agreements specifically provide that we, as lessee, are responsible for maintenance of the leased aircraft, we do, under certain of our existing lease agreements, pay maintenance reserves to aircraft and engine lessors that are to be applied towards the cost of future maintenance events. These reserves are calculated based on a performance measure, such as flight hours, and are specifically to be used to reimburse third-party providers that furnish services in connection with maintenance of our leased aircraft. If there are sufficient funds on deposit to pay the invoices submitted, they are paid. However, if amounts on deposit are insufficient to cover the invoices, we must cover the shortfall because, as noted above, we are legally responsible for maintaining the lease aircraft. Under four of our existing aircraft lease agreements, if there are excess amounts on deposit at the expiration of the lease, the lessor is entitled to retain any excess amounts. The maintenance reserves paid under our lease agreements do not transfer either the obligation to maintain the aircraft or the cost risk associated with the maintenance activities to the aircraft lessor. In addition, we maintain the right to select any third-party maintenance providers. Therefore, we record these amounts as prepaid maintenance within Other Assets on our balance sheet and then recognize maintenance expense when the underlying maintenance is performed, in accordance with our maintenance accounting policy. Any excess amounts retained by the lessor upon the expiration of the lease, which are not expected to be material, would be recognized as additional aircraft rental expense at that time.

Results of Operation
     The following table shows each of the line items in our income statements for the periods indicated as a percentage of our total operating revenues for that period:

	Year Ended December 31,
	2003	2004	2005(1)
Operating revenues:
Passenger revenue	91.2%	91.2%	92.9%
Cargo, mail and other	8.8%	8.8%	7.1%
Total	100.0%	100.0%	100.0%
Operating expenses:
Aircraft fuel	(14.2)%	(15.6)%	(24.5)%
Salaries and benefits	(13.2)%	(12.9)%	(11.5)%
Passenger servicing	(10.8)%	(9.8)%	(8.3)%
Commissions	(8.1)%	(7.3)%	(7.4)%
Reservation and sales	(5.3)%	(5.5)%	(4.8)%
Maintenance, materials and repairs	(6.0)%	(4.9)%	(5.3)%
Depreciation	(4.1)%	(4.8)%	(3.3)%
Flight operations	(4.7)%	(4.5)%	(4.1)%
Aircraft rentals	(4.9)%	(3.6)%	(4.5)%
Landing fees and other rentals	(3.1)%	(3.0)%	(2.9)%
Other	(7.6)%	(7.3)%	(5.4)%
Fleet impairment charges	(1.0)%	0.0%	0.0%
Total	(82.9)%	(79.4)%	(82.1)%
Operating income	17.1%	20.6%	17.9%
Non-operating income (expenses):
Interest expense	(3.4)%	(4.1)%	(3.6)%
Interest capitalized	0.6%	0.2%	0.2%
Interest income	0.3%	0.4%	0.6%
Other, net	0.7%	1.5%	0.1%
Total	(1.8)%	(2.0)%	(2.7)%
Income/(loss) before income taxes	15.3%	18.6%	15.2%
Income taxes	(1.1)%	(1.4)%	(1.6)%
Net income	14.2%	17.1%	13.6%

(1)	Includes results from our AeroRepública segment for the period from April 22, 2005 to December 31, 2005.
Year 2005 Compared to Year 2004
     Our consolidated net income 2005 totaled $83.0 million, a 21.0% increase over net income of $68.6 million in 2004. We had consolidated operating income of $109.2 million in 2005, a 32.6% increase over operating income of $82.3 million in 2004. Our consolidated operating margin in 2005 was 17.9%, a decrease of 2.7 percentage points over an operating margin of 20.6% in 2004, primarily as a result of higher fuel prices and our consolidation of AeroRepública’s results from its acquisition on April 22, 2005.
Operating revenue
     Our consolidated revenue totaled $608.6 million in 2005, a 52.2% increase over operating revenue of $399.8 million in 2004 due to increases in our Copa segment’s passenger and cargo revenues, and the consolidation of $103.0 million in operating revenues from our AeroRepública segment.
Copa segment operating revenue
     Copa’s operating revenue totaled $505.7 million in 2005, a 26.5% increase over operating revenue of $399.8 million in 2004 due to increases in both passenger and cargo revenues.
     Passenger revenue. Passenger revenue totaled $466.1 million in 2005, a 27.8% increase over passenger revenue of $364.6 million in 2004. This increase resulted primarily from the addition of capacity (ASMs increased by 21.2% in 2005 as compared to 2004) that resulted from an increase in departures and, to a lesser extent, longer average stage length and the addition of larger aircraft. Revenues also increased due to our higher overall load factor

(load factor increased from 70.1% in 2004 to 73.4% in 2005) during the period and the simultaneous increase in passenger yield, which rose by 0.8% to 14.41 cents in 2005.
     Cargo, mail and other. Cargo, mail and other totaled $39.6 million in 2005, a 12.4% increase over cargo, mail and other of $35.2 million in 2004. This increase was primarily the result of higher cargo revenue resulting from an increase in belly space capacity available, and to a lesser extent higher other operating revenue from excess baggage fees.
AeroRepública segment operating revenue
     Since April 22, 2005, the date on which we began consolidating AeroRepública’s results, AeroRepública generated operating revenues of $103.0 million.
Operating expenses
     Our consolidated operating expenses totaled $499.4 million in 2005, a 57.3% increase over operating expenses of $317.5 million in 2004 that was primarily attributable to the growth of our operations, higher fuel costs, and the consolidation of $96.8 million in operating expenses from our AeroRepública segment.
     In 2005, our operating expenses per available seat mile excluding aircraft fuel was 6.52 cents, a 6.9% decrease over operating expenses per available seat mile excluding aircraft fuel of 7.01 cents in 2004. Aircraft fuel per available seat mile was 2.78 cents in 2005, compared to 1.72 cents in 2004. In 2005 our total operating expenses per available seat mile was 9.30 cents, a 6.6% increase over operating expenses per available seat mile of 8.72 cents in 2004.
     An overview of the major variances on a consolidated basis follows:
     Aircraft fuel. Aircraft fuel totaled $149.3 million in 2005, a 138.7% increase over aircraft fuel of $62.5 million in 2004. This increase was primarily a result of higher fuel costs, higher fuel consumption, and the consolidation of $38.4 million in AeroRepública’s aircraft fuel expenses.
     Salaries and benefits. Salaries and benefits totaled $69.7 million in 2005, a 34.9% increase over salaries and benefits of $51.7 million in 2004. This increase was primarily a result of an overall increase in headcount and the consolidation of $11.0 million in AeroRepública salaries and benefits expenses.
     Passenger servicing. Passenger servicing totaled $50.6 million in 2005, a 29.1% increase over passenger servicing of $39.2 million in 2004. This increase was primarily a result of an increase in Copa’s capacity, an increase in Copa’s on-board passengers, and the consolidation of $5.5 million in AeroRepública passenger servicing expenses.
     Commissions. Commissions totaled $45.1 million in 2005, a 55.1% increase over commissions of $29.1 million in 2004. This increase was primarily a result of higher passenger revenue and the consolidation of $9.5 million in AeroRepública commission expenses.
     The remaining operating expenses totaled $184.7 million in 2005, an increase of $49.7 million in 2004, of which $32.4 million corresponded to the consolidation of AeroRepública.
Copa segment operating expenses
     The breakdown of operating expenses per available seat mile is as follows:

	Year Ended
	December 31,		Percent
	2004	2005	Change
	(in cents)
Operating Expenses per ASM:
Salaries and benefits	1.42	1.33	(6.2)%
Passenger servicing	1.08	1.02	(4.9)%
Commissions	0.80	0.81	1.0%
Reservation and sales	0.61	0.57	(5.6)%
Maintenance, materials and repairs	0.54	0.48	(10.8)%
Depreciation	0.53	0.44	(17.6)%
Flight operations	0.49	0.50	1.0%
Aircraft rentals	0.40	0.50	26.2%
Landing fees and other rentals	0.33	0.34	0.9%
Other	0.81	0.62	(22.4)%

Total operating expenses per ASM before aircraft fuel	7.01	6.62	(5.5)%
Aircraft fuel	1.72	2.51	46.3%

Total operating expenses per ASM	8.72	9.13	4.7%

     Aircraft fuel. Aircraft fuel totaled $110.9 million in 2005, a 77.3% increase over aircraft fuel of $62.5 million in 2004. This increase was primarily a result of a 54.0% increase in the average price per gallon of jet fuel ($1.84 in 2005 compared to $1.19 in 2004 and the consumption of 15.9% more fuel due to a 10.8% increase in departures and an increase in average stage length. These increases were partially offset by our newer, more fuel-efficient aircraft. Aircraft fuel per available seat mile increased by approximately 46.3% due to the increase in average fuel cost per gallon.
     Salaries and benefits. Salaries and benefits totaled $58.8 million in 2005, a 13.7% increase over salaries and benefits of $51.7 million in 2004. This increase was primarily a result of an overall increase of 12.5% in headcount at period end in 2005 versus the same period end in 2004, mainly to cover increased operations. Salaries and benefits per available seat mile decreased by 6.2%.
     Passenger servicing. Passenger servicing totaled $45.2 million in 2005, a 15.2% increase over passenger servicing of $39.2 million in 2004. This increase was primarily a result of Copa’s 21.2% increase in capacity and an increase of 20.2% in on-board passengers. Passenger servicing per available seat mile decreased by 4.9% as a result of fixed costs being spread over a higher number of available seat miles.
     Commissions. Commissions totaled $35.6 million in 2005, a 22.3% increase over commissions of $29.1 million in 2004. This increase was primarily a result of higher passenger revenue. Commissions per available seat mile increased by 1.0%.
     Reservations and sales. Reservations and sales totaled $25.3 million in 2005, a 14.4% increase over reservations and sales of $22.1 million in 2004. This increase was primarily a result of a 31.3% increase in charges related to global distribution systems resulting from a 20.1% increase in on-board passengers and a 9.5% increase in average rates. Reservations and sales expenses per available seat mile decreased by 5.6%.
     Maintenance, materials and repairs. Maintenance, materials and repairs totaled $21.3 million in 2005, a 8.1% increase over maintenance, materials and repairs of $19.7 million in 2004. This decrease was a result of lower overhaul related costs and lower average maintenance costs due to the replacement of the older Boeing 737-200s. Maintenance, materials and repair per available seat mile decreased by 10.8% primarily as a result of the lower cost associated with the newer Boeing 737-Next Generation fleet.
     Depreciation. Depreciation totaled $19.2 million in 2005, a negligible decrease over depreciation of $19.3 million in 2004, as the higher depreciation attributable to our acquisition of two new Embraer 190 aircraft in 2005 was partially offset by lower depreciation expenses related to non-aircraft related assets. Depreciation per available seat mile decreased by 17.6%.
     Aircraft rentals. Aircraft rentals totaled $22.1 million in 2005, a 53.0% increase over aircraft rentals of $14.4 million in 2004. This increase was a result of three additional leased Boeing 737-Next Generation aircraft in

December 2004, February 2005 and May 2005. Aircraft rentals per available seat mile increased by 26.2% as a result of the higher average lease rate of the three aircraft received.
     Flight operations and landing fees and other rentals. Combined, flight operations and landing fees and other rentals increased from $30.1 million in 2004 to $36.8 million in 2005, primarily as a result of Copa’s 21.2% increase in capacity.
     Other. Other expenses totaled $27.5 million in 2005, a 6.0% decrease over other expenses of $29.3 million in 2004. This increase was primarily a result of a 17.0% increase in OnePass frequent flyer miles earned by customers during the period, as well as other miscellaneous administrative expenses such as software licenses and legal expenses. Other expenses per available seat mile decreased by 22.4% as result of administrative expenses growing slower than capacity.
AeroRepública segment operating expenses
     Since April 22, 2005, the date on which we began consolidating AeroRepública’s results, AeroRepública generated operating expenses of $96.8 million.
Non-operating income (expense)
     Our consolidated non-operating expenses totaled $16.6 million in 2005, a 106.0% increase over non-operating expenses of $8.0 million in 2004 that was primarily attributable to the consolidation of $3.3 million in non-operating expenses from our AeroRepública segment and higher expenses related to our initial public offering in 2005.
Copa segment non-operating income (expense)
     Non-operating expense totaled $13.2 million in 2005, a 64.5% increase over non-operating expense of $8.0 million in 2004, attributable primarily to higher interest expense partially offset by higher interest income and lower other non-operating income.
     Interest expense. Interest expense totaled $19.4 million in 2005, a 17.8% increase over interest expense of $16.5 million in 2004, primarily resulting from higher interest rates. The average effective interest rates on our debt also increased by 29 basis points from 4.21% during 2004 to 4.50% during 2005. At period’s end, approximately 65% of our outstanding debt was fixed at an average effective rate of 4.46%.
     Interest capitalized. Interest capitalized totaled $1.1 million in 2005, a 13.1% increase over interest capitalized of $1.0 million in 2004, resulting from higher average interest rates on debt relating to pre-delivery payments on aircraft.
     Interest income. Interest income totaled $3.4 million in 2005, a 137.2% increase over interest income of $1.4 million in 2004. This increase was mainly a result of our higher average cash balance over the year and higher interest rates during the period.
     Other, net. Other, net income totaled $1.7 million in 2005, a 71.4% decrease over other, net income of $6.1 million in 2004. This decrease was primarily the result of approximately $3.7 million in expenses related to our initial public offering in 2005.
Year 2004 Compared to Year 2003
     Our net income for 2004 was $68.6 million, a 41.4% increase over net income of $48.5 million in 2003. We had operating income of $82.3 million in 2004, a 41.2% increase over operating income of $58.3 million in 2003. Our operating margin in 2004 was 20.6%, an increase of 3.5 percentage points over an operating margin of 17.1% in 2003.

Operating revenue
     Our operating revenue totaled $399.8 million in 2004, a 17.0% increase over operating revenue of $341.8 million in 2003 due to increases in both passenger and cargo revenues.
     Passenger revenue. Passenger revenue totaled $364.6 million in 2004, a 17.0% increase over passenger revenue of $311.7 million in 2003. This increase resulted primarily from the addition of capacity (ASMs increased by 12.8% in 2004 as compared to 2003) that resulted from an increase in departures and, to a lesser extent, an increase in average departures per aircraft, higher average stage length and the addition of larger aircraft. Revenues also increased due to our higher overall load factor (load factor increased from 68.0% in 2003 to 70.0% in 2004) during the period and the simultaneous increase in passenger yield, which rose by 0.7% to 14.31 cents in 2004. A general increase in passenger demand for air travel in 2004, in part as a result of growing Latin American and U.S. economies, allowed us to increase both capacity and load factor without affecting yields.
     Cargo, mail and other. Cargo, mail and other totaled $35.2 million in 2004, a 17.0% increase over cargo, mail and other of $30.1 million in 2003. This increase was primarily the result of higher cargo revenue primarily resulting from an increase in belly space capacity available as we replaced four Boeing 737-200s with larger Boeing 737-Next Generation aircraft during 2004, plus the full year effect of four Boeing 737-Next Generation aircraft received in the second half of 2003. There was also a general increase in demand for courier services in the region during 2004.
Operating expenses
     Operating expenses totaled $317.5 million in 2004, a 12.0% increase over operating expenses of $283.5 million in 2003. The increase in operating expenses was primarily attributable to a 12.0% increase in capacity, an increase in the average cost of jet fuel and an increase in salaries and benefits expenses. The breakdown of operating expenses per available seat mile is as follows:

	Year Ended
	December 31,		Percent
	2003	2004	Change
	(in cents)
Operating expenses per ASM:
Salaries and benefits	1.40	1.42	1.3%
Passenger servicing	1.14	1.08	(5.7)%
Commissions	0.86	0.80	(6.9)%
Reservation and sales	0.56	0.61	8.8%
Depreciation	0.44	0.53	21.7%
Maintenance, materials and repairs	0.63	0.54	(14.0)%
Flight operations	0.50	0.49	(0.7)%
Aircraft rentals	0.52	0.40	(23.3)%
Landing fees and other rentals	0.33	0.33	2.1%
Other	0.81	0.81	0.0%

Total operating expenses per ASM before aircraft fuel and fleet impairment charges	7.17	7.01	(2.3)%
Aircraft fuel	1.50	1.72	14.3%

Total operating expenses per ASM before fleet impairment charges	8.68	8.72	0.5%
Fleet impairment charges	0.11	0.00	N/A

Total operating expenses per ASM	8.79	8.72	(0.7)%

     Aircraft fuel. Aircraft fuel totaled $62.5 million in 2004, a 28.9% increase over aircraft fuel of $48.5 million in 2003. This increase was primarily a result of a 22.7% increase in the average price per gallon of jet fuel ($1.19 in 2004 compared to $0.97 in 2003) and the consumption of 4.9% more fuel due to a 6.7% increase in departures. These increases were partially offset by our newer, more fuel-efficient aircraft. Aircraft fuel per available seat mile increased by approximately 14.3% due to the increase in average fuel cost per gallon.
     Salaries and benefits. Salaries and benefits totaled $51.7 million in 2004, a 14.2% increase over salaries and benefits of $45.3 million in 2003. This increase was primarily a result of the full year effect of employees hired throughout 2003, higher performance bonuses paid as a result of our improved operating results and an overall increase of 4.3% in full-time equivalent employees at period end from 2003 to 2004, mainly to cover increased operations. Salaries and benefits per available seat mile increased by 1.3%.
     Passenger servicing. Passenger servicing totaled $39.2 million in 2004, a 6.4% increase over passenger servicing of $36.9 million in 2003. This increase was primarily a result of our 12.8% increase in capacity and an increase of 15.0% in on-board passengers. Passenger servicing per available seat mile decreased by 5.7% as a result of fixed costs being spread over a higher number of available seat miles.
     Commissions. Commissions totaled $29.1 million in 2004, a 5.0% increase over commissions of $27.7 million in 2003. This increase was primarily a result of higher passenger revenue, partially offset by lower average commissions. Commissions per available seat mile decreased by approximately 6.9% due to lower average commissions and more direct sales.
     Reservations and sales. Reservations and sales totaled $22.1 million in 2004, a 22.8% increase over reservations and sales of $18.0 million in 2003. This increase was a result of a 15.0% increase in on-board passengers, a 5.7% increase in average rates charged by global distribution systems and the cost of terminating our relationship with a General Sales Agent in Puerto Rico. Reservations and sales expenses per available seat mile increased by 8.8%.
     Depreciation. Depreciation totaled $19.3 million in 2004, a 37.3% increase over depreciation of $14.0 million in 2003. This increase was primarily due three new Boeing 737-Next Generation aircraft acquired in 2004 and the full year effect of four Boeing 737-Next Generation aircraft acquired in 2003. Depreciation per available seat mile increased by 21.7%.
     Maintenance, materials and repairs. Maintenance, materials and repairs totaled $19.7 million in 2004, a 3.0% decrease over maintenance, materials and repairs of $20.4 million in 2003. This decreased was a result of the replacement of four Boeing 737-200 aircraft with newer Boeing 737-Next Generation and the full year effect of disposing of two Boeing 737-200 aircraft in 2003, partially offset by beginning of the airframe overhaul schedule for the first four of our Boeing 737-Next Generation aircraft. Maintenance, materials and repair per available seat mile decreased by 14.0%.
     Aircraft rentals. Aircraft rentals totaled $14.4 million in 2004, a 13.4% decrease over aircraft rentals cost of $16.7 million in 2003. This decrease resulted from new aircraft leases with better rates as we experienced the effect of four lease contracts we renegotiated in 2003. Aircraft rentals per available seat mile decreased by 23.3% due to higher capacity and the lower lease rates.
     Flight operations and landing fees and other rentals. As a group, flight operations and landing fees and other rentals increased from $26.5 million in 2003 to $30.1 million in 2004, or 13.3%, primarily as a result of our 12.8% increase in capacity.
     Other. Other expenses totaled $29.3 million in 2004, a 12.8% increase over other expenses of $26.0 million in 2003. This increase was primarily due to technology initiatives related to improving our telecommunications capabilities, non-recurring expenses related to our evaluation of a potential acquisition that we chose not to pursue and a 9.0% increase in publicity and promotion resulting from higher OnePass frequent flyer miles earned by customers. Other expenses per available seat mile remained unchanged.
Non-operating income (expense)
     Non-operating expense totaled $8.0 million in 2004, a 30.4% increase over non-operating expense of $6.2 million in 2003, attributable primarily to greater interest expense partially offset by higher interest income and other non-operating income.
     Interest expense. Interest expense totaled $16.5 million in 2004, a 42.0% increase over interest expense of $11.6 million in 2003, resulting from a higher amount of debt related to a greater number of owned aircraft. The average effective interest rates on our debt also increased by 57 basis points from 3.64% during 2003 to 4.21% during 2004. At the end of 2004, we had approximately 77% of our outstanding debt fixed at an effective rate of 4.47%.
     Interest capitalized. Interest capitalized totaled $1.0 million in 2004, a 52.1% decrease over interest capitalized of $2.0 million in 2003, resulting from lower average debt relating to pre-delivery payments on aircraft.
     Interest income. Interest income totaled $1.4 million in 2004, a 60.4% increase over interest income of $0.9 million in 2003. This increase was mainly a result of our higher average cash balance over the year and higher prevailing interest rates during 2004.
     Other, net. Other, net income totaled $6.1 million in 2004, a 137.4% increase over other, net income of $2.6 million in 2003. This increase was the result of non-recurring adjustments and a gain of $1.1 million resulting from the sale of two Boeing 737-200 aircraft, partially offset by a decrease in the market value of fuel hedge instruments of $0.9 million.
B. Liquidity and Capital Resources
     In recent years, we have been able to meet our working capital requirements through cash from our operations. Our capital expenditures, which consist primarily of aircraft purchases, are funded through a combination of our cash from operations and long-term financing. From time to time, we finance pre-delivery payments related to our aircraft with medium-term financing in the form of bonds privately placed with commercial banks. Our accounts receivable at December 31, 2005 increased by $21.8 million compared with December 31, 2004, primarily as a result of the consolidation of $15.3 million of AeroRepública’s receivables and growth in operating revenues.
     Our cash, cash equivalents and short-term investments at December 31, 2005 remained near the prior year’s level at $114.5 million. At December 31, 2005 we had available credit lines totaling $38.5 million under which there were no amounts outstanding.
Operating Activities
     We rely primarily on cash flows from operations to provide working capital for current and future operations. Cash flows from operating activities totaled $119.1 million in 2005, $98.1 million in 2004, and $73.5 million in 2003. The increase in operating cash flows over these periods was primarily due to the growth of our business.
Investing Activities
     During 2005, capital expenditures were $63.3 million, which consisted primarily of expenditures related to our purchase of two Embraer 190 aircraft. During 2004, capital expenditures were $65.8 million, which consisted primarily of expenditures related to our purchase of three Boeing 737-Next Generation aircraft. During 2003, capital expenditures were $112.2 million, which consisted primarily of expenditures related to our purchase of four Boeing 737-Next Generation aircraft and one CFM 56-7B spare engine.
Financing Activities
     Financing activities during 2005 consisted of $68.4 million, primarily to the financing of two Embraer 190 aircraft, $27.5 million related to the financing of aircraft pre-delivery payments through privately-placed bonds, the repayment of $46.9 million in long-term debt and $10.1 million in dividends declared and paid.
     Financing activities during 2004 consisted primarily of financing for three Boeing 737-Next Generation aircraft for $101.2 million ($35.7 million of the proceeds of which were used to redeem privately-placed bonds used for pre-delivery payments related to those aircraft), the financing for aircraft pre-delivery payments with

$6.4 million of privately-placed bonds, the repayment of $32.1 million in long-term debt and $10.0 million in dividends declared and paid.
     Financing activities during 2003 consisted primarily of financing for four Boeing 737-Next Generation aircraft and a spare engine for $140.7 million ($35.2 million of the proceeds of which were used to redeem privately-placed bonds used for pre-delivery payments related to those aircraft), the financing for aircraft pre-delivery payments with $21.7 million of privately-placed bonds and the repayment of $22.0 million in long-term debt.
     We have generally been able to arrange medium-term financing for pre-delivery payments through loans with commercial banks through a private issuance of bonds. Although we believe that financing on similar terms should be available for our future aircraft pre-delivery payments, we may not be able to secure such financing on terms attractive to us.
     We have financed the acquisition of fifteen Boeing 737-Next Generation aircraft and three spare engines through syndicated loans provided by international financial institutions with the support of partial guarantees issued by the Export-Import Bank of the United States, or Ex-Im, with repayment profiles of 12 years. The Ex-Im guarantees support 85% of the net purchase price and are secured with a first priority mortgage on the aircraft in favor of a security trustee on behalf of Ex-Im. The documentation for each loan follows standard market forms for this type of financing, including standard events of default. Our Ex-Im supported financings amortize on a quarterly basis, are denominated in dollars and originally bear interest at a floating rate linked to LIBOR. Our Ex-Imguarantee facilities typically offer an option to fix the applicable interest rate. We have exercised this option with respect to $292.5 million as of December 31, 2005 at an average weighted interest rate of 4.46%. The remaining $44.6 million bears interest at an average weighted interest of LIBOR plus 0.03%. At December 31, 2005, the total amount outstanding under our Ex-Im-supported financings totaled $337.1 million.
     We effectively extend the maturity of our Boeing aircraft financing to 15 years through the use of a “Stretched Overall Amortization and Repayment,” or SOAR, structure which provides serial draw-downs calculated to result in a 100% loan accreting to a recourse balloon at the maturity of the Ex-Im guaranteed loan. The SOAR portions of our facilities require us to maintain certain financial covenants, including an EBITDAR to fixed charge ratio, a net debt to capitalization ratio and minimum net worth. To comply with the first ratio, our EBITDA plus aircraft rent expense, or EBITDAR, for the prior year must be at least 2.5 times our fixed charge expenses (including interest, commission, fees, discounts and other finance payments) for that year. To comply with the second ratio, our tangible net worth shall be at least five times our long-term obligations. Third, our tangible net worth must be at least $50 million. As of December 31, 2005, we complied with all required covenants. We also pay a commitment fee on the unutilized portion of our SOAR loans.
     We also typically finance approximately 10% of the purchase price of our Boeing aircraft through commercial loans which totaled $64.4 million as of December 31, 2005. Under the commercial loan agreements for aircraft received in 2002, we are required to comply with four specific financial covenants. The first covenant requires our EBITDAR for the prior year to be at least 1.9 times our finance charge expenses (including interest, commission, fees, discounts and other finance payments) for the first year of the agreement and 2.0 times our finance charge expenses for the remainder of the agreement. The second covenant limits our net borrowings to 92% of our capitalization during the first two years, 90% during the next two years and 85% during the last six years of the agreement. The third covenant requires our tangible net worth to be at least $30 million for the first two years, $70 million for the next three years and $120 million for the last four years of the agreement. The last covenant requires us to maintain a minimum of $30 million in available cash (including cash equivalents and committed credit facilities) for the first five years and $50 million for the last five years of the agreement. As of December 31, 2005 we complied with all required covenants.
     Our Embraer aircraft purchases are not eligible for Ex-Im guaranteed financing. We arranged financing for the six Embraer aircraft to be delivered through the end of 2006, having obtained a commitment for senior term loan facilities in the amount of approximately $134 million from PK AirFinance US, Inc., an affiliate of General Electric. The loans have a term of twelve years.

     Upon our acquisition of AeroRepública, we arranged a commercial credit facility in the amount of $15.0 million, primarily to refinance existing liabilities and to provide AeroRepública with working capital. This facility was divided in two tranches of $5.0 million and $10.0 million with maturities of three and five years, respectively. This facility is secured by credit card receivables. The facility required AeroRepública to maintain certain financial covenants such as a financial debt to EBITDAR ratio of less than 4.5. AeroRepública is currently in negotiations with lenders to restructure the existing two tranche facility into a one tranche facility with more favorable terms in the amount of approximately $15 million which will be backed by a guarantee from Copa Holdings, S.A. The new facility under negotiation will include revised covenants which under the current facility are not being met by AeroRepública as of December 31, 2005. AeroRepública received a waiver from the lending institution through July 2006. If, upon the termination of the waiver noted above, the covenants are still not being met and no other recourse exists with this institution, we would provide the funds necessary to repay the debt via other long-term borrowings or from non-working capital funds.
     Capital resources. We finance our aircraft through long term debt and operating lease financings. Although we expect to finance future aircraft deliveries with a combination of similar debt arrangements and financing leases, we may not be able to secure such financing on attractive terms. To the extent we cannot secure financing, we may be required to modify our aircraft acquisition plans or incur higher than anticipated financing costs. We expect to meet our operating obligations as they become due through available cash and internally generated funds, supplemented as necessary by short-term credit lines.
     We have placed firm orders with The Boeing Company for eight Boeing 737-Next Generation aircraft and we have purchase rights for an additional nine Boeing 737-Next Generation aircraft. We have also placed firm orders with Embraer for 18 Embraer 190 aircraft and we have options to purchase an additional 35 Embraer 190 aircraft. The schedule for delivery of our firm orders is as follows: ten in 2006, eight in 2007, six in 2008 and two in 2009. We meet our pre-delivery deposit requirements for our Boeing 737-Next Generation aircraft by paying cash, or by using medium-term borrowing facilities and/or vendor financing for deposits required 24 to 6 months prior to delivery. Pre-delivery deposits for our Embraer 190 aircraft are required 18, 12 and 6 months prior to delivery. We fund these deposits with our own cash.
C. Research and Development, Patents and Licenses, etc.
     We believe that the Copa brand has strong value and indicates superior service and value in the Latin American travel industry. We have registered the trademarks “Copa” and “Copa Airlines” with the trademark office in Panama and have filed requests for registration in other countries, including the United States. We license certain brands, logos and trade dress under the trademark license agreement with Continental related to our alliance. We will have the right to continue to use our current logos on our aircraft for up to five years after the end of the alliance agreement term. AeroRepública’s has registered its name as a trademark in Colombia for the next ten years, and plans to register its trademark in Panama, Ecuador, Venezuela and Peru.
     We operate a number of software products under licenses from our vendors, including our booking engine, our automated pricing system from SMG Technologies, our SABRE revenue management software and our Cargo Management system. Under our agreements with Boeing, we also use a large amount of Boeing’s proprietary information to maintain our aircraft. The loss of these software systems or technical support information from Boeing could negatively affect our business.
D. Trend Information
     We seek to expand our Copa Airlines operation by adding frequencies and new routes with the addition of six new aircraft to our fleet, including two Boeing-737 Next Generation and four Embraer 190 aircraft. New routes for 2006 include Maracaibo, Venezuela; Montevideo, Uruguay; San Pedro Sula, Honduras; Port of Spain, Trinidad and Tobago; Manaus, Brazil; and Santiago, Dominican Republic. For the remainder of 2006, we expect to continue to concentrate on keeping our operating costs low and pursuing ways to make our operations more efficient.
     We intend to continue to apply our know-how to improve the operations at AeroRepública. As part of our plan to modernize AeroRepública’s fleet, we currently expect to take delivery of four Embraer aircraft in late 2006. We seek to make further improvements at AeroRepública, including a continued focus on on-time performance, a renovation of aircraft interiors, further integration of Copa’s and AeroRepública’s network through codesharing agreements and improvement of overall efficiency.
     We expect jet fuel prices will continue to be high in 2006 and expect to continue evaluating fuel hedging programs to help protect us against short-term movements in crude oil prices. We also expect interest rates to increase during the rest of 2006 which would increase the amount of interest expense related to the 38% of our debt that bears interest at floating rates.
     We expect our consolidated capacity to increase by approximately 21% in the last seven months of 2006 compared to our consolidated capacity at May 31, 2006, primarily as a result of six new aircraft scheduled to be received by Copa in the last seven months of 2006.
E. Off-balance sheet arrangements
     None of our operating lease obligations are reflected on our balance sheet and we have no other off-balance sheet arrangements. We are responsible for all maintenance, insurance and other costs associated with operating these aircraft; however, we have not made any residual value or other guarantees to our lessors.
F. Tabular Disclosure of Contractual Obligations
     Our non-cancelable contractual obligations at December 31, 2005 included the following:

	At December 31, 2005
		Less than 1			More than 5
	Total	Year	1-3 Years	3-5 Years	Years
	(in thousands of dollars)
Aircraft and engine purchase commitments	$480,339	$181,515	$280,649	$18,175	$—
Aircraft operating leases	143,513	33,358	60,732	35,083	14,340
Other operating leases	21,213	3,561	5,122	4,721	7,809
Short-term debt and long-term debt(1)	576,243	90,645	109,013	96,524	280,061

Total	$1,221,308	$309,079	$455,516	$154,503	$302,210

(1)	Includes actual interest and estimated interest for floating-rate debt based on December 31, 2005 rates.
     Most contract leases include renewal options. Non-aircraft related leases have renewable terms of one year, and their respective amounts included in the table below have been estimated through 2010, but we cannot estimate amounts with respect to those leases for later years. Our leases do not include residual value guarantees.
Item 6. Directors, senior management and employees
A. Directors and Senior Management
     We are managed by our board of directors which currently consists of ten members who serve two-year terms and may be re-elected. We expect to add an additional independent director to the board of directors shortly. The number of directors elected each year will alternate between six directors and five directors. Messrs. Pedro Heilbron, Osvaldo Heilbron, Ricardo A. Arias, Mark Erwin and Roberto Artavia were each re-elected for two-year terms at our annual shareholders’ meeting held in May 2006. Our charter does not have a mandatory retirement age for our directors.
     The following table sets forth the name, age and position of each member of our board of directors as of May 31, 2006. A brief biographical description of each member of our board of directors follows the table.

Name	Position	Age
Pedro Heilbron	Chief Executive Officer and Director	48
Stanley Motta	Chairman and Director	60
Osvaldo Heilbron	Director	79
Jaime Arias	Director	70

Name	Position	Age
Ricardo Alberto Arias	Director	66
Alberto C. Motta, Jr.	Director	59
Mark Erwin	Director	50
George Mason	Director	59
Roberto Artavia Loria	Director	46
Jose Castañeda Velez	Director	61
     Mr. Pedro Heilbron. See “—Executive Officers.”
     Mr. Stanley Motta has been one of the directors of Copa Airlines since 1986 and a director of Copa Holdings, since it was established in 1998. Since 1990, he has served as the President of Motta Internacional, S.A. an international importer of alcohol, cosmetics, jewelry and other consumer goods. Mr. Motta is the brother of our director, Alberto C. Motta Jr. He serves on the boards of directors of Motta Internacional, S.A., Banco Continental de Panama, S.A., ASSA Compañía de Seguros, S.A., Televisora Nacional, S.A., Inversiones Bahía, Ltd. and GBM Corporation. Mr. Motta is a graduate of Tulane University.
     Mr. Osvaldo Heilbron has been one of the directors of Copa Airlines since 1986 and a director of Copa Holdings, since it was established in 1998. He is Treasurer of Banco Continental de Panama, S.A. Mr. Heilbron is the father of Mr. Pedro Heilbron, our chief executive officer. He serves on the boards of directors of CIASA, Desarrollo Costa Del Este, S.A., Harinas Panama, S.A., Televisora Nacional, S.A., Petroleos Delta, S.A., SSA Panama Inc. and Banco Continental de Panama, S.A.
     Mr. Jaime Arias has been one of the directors of Copa Airlines since 1983 and a director of Copa Holdings, since it was established in 1998. He is a founding partner of Galindo, Arias & Lopez. Mr. Arias holds a B.A. from Yale University, a J.D. from Tulane University and legal studies at the University of Paris, Sorbonne. He serves as an advisor to the President of the Republic of Panama and serves on the boards of directors of Televisora Nacional, S.A., ASSA Compañía de Seguros, S.A. , Empresa General de Inversiones, S.A., Compañía General de Petróleos, S.A., Banco Continental de Panama, S.A. and Bac International Bank, Inc.
     Mr. Ricardo Arias has been one of the directors of Copa Airlines since 1985 and a director of Copa Holdings, since it was established in 1998. He is a founding partner of Galindo, Arias & Lopez. Mr. Arias currently serves as Panama’s ambassador to the United Nations. Mr. Arias holds a B.A. in international relations from Georgetown University, an LL.B. from the University of Puerto Rico and an LL.M. from Yale Law School. He serves on the boards of directors of Banco General, S.A. and Empresa General de Inversiones, S.A., which is the holding company that owns Banco General S.A., and Empresa General de Petróleos, S.A. Mr. Arias is also listed as a principal or alternate director of several subsidiary companies of Banco General, S.A. and Empresa General de Inversiones, S.A.,
     Mr. Alberto Motta, Jr. has been one of the directors of Copa Airlines since 1983 and a director of Copa Holdings, since it was established in 1998. He is a Vice President of Inversiones Bahía, Ltd. Mr. Motta attended the University of Hartwick. He is the brother of Mr. Stanley Motta. He also serves on the boards of directors of Motta Internacional, S.A., Grupo Financiero Continental, S.A., Inversiones Costa del Este, S.A., ASSA Compañía de Seguros, S.A., Petroleos Delta, S.A., Productos Toledanos, S.A., Financiera Automotriz, S.A., Televisora Nacional, S.A., Hotel Miramar Inter-Continental and Industrias Panama Boston, S.A.
     Mr. Mark Erwin has been one of the directors of Copa Airlines and Copa Holdings since 2004. He is the Senior Vice President—Asia/Pacific and Corporate Development of Continental Airlines and the President and Chief Executive Officer and serves on the board of directors of Continental Micronesia, Inc., the wholly owned western Pacific subsidiary of Continental Airlines, Inc. Mr. Erwin held the position of Senior Vice President of Airport Services of Continental Airlines, Inc. from 1995 through 2002.
     Mr. George Mason has been one of the directors of Copa Holdings since 1999. He was the Senior Vice President for Technical Operations of Continental Airlines, Inc. from 1996 until his retirement in 2003. He has held officer level positions at Piedmont Airlines, Inc., USAir and Midway Airlines. He is a graduate of Grove City College and the University of Pittsburgh.
     Mr. Roberto Artavia Loria is one of the independent directors of Copa Holdings. He is currently Chief Executive Officer of INCAE Business School, Chairman of Asociacion MarViva de Costa Rica and Protector of Viva Trust. Mr. Artavia Loria is also an advisor to the Interamerican Development Bank and to the governments of nine countries in Latin America, and a strategic advisor to Purdy Motor, S.A., Grupo Nacion and FUNDESA. Mr. Artavia Loria serves on the board of directors of INCAE Business School, Foundation for Management Education in Central America, Asociación MarViva de Costa Rica, Viva Trust, Global Foundation for Management Development, Compañía Cervecera de Nicaragua, SUMAQ Alliance OBS de Costa Rica and OBS Americas.
     Mr. José Castañeda Velez is one of the independent directors of Copa Holdings. He is currently director of MMG Bank Corporation. Previously, Mr. Castañeda Velez was the chief executive officer of Banco Latinoamericano de Exportaciones, S.A.—BLADEX and has held managerial and officer level positions at Banco Río de la Plata, Citibank, N.A., Banco de Credito del Peru and Crocker National Bank. He is a graduate of the University of Lima.
     The following table sets forth the name, age and position of each of our executive officers as of May 31, 2006. A brief biographical description of each of our executive officers follows the table.

Name	Position	Age
Pedro Heilbron	Chief Executive Officer	48
Victor Vial	Chief Financial Officer	40
Lawrence Ganse	Senior Vice-President of Operations	62
Jorge Isaac García	Vice-President, Commercial	46
Daniel Gunn	Vice-President of Planning	38
Jaime Aguirre	Vice President of Maintenance	43
Vidalia de Casado	Vice President of Passenger Services	49
Alexander Gianareas	Senior Director of Human Resources	53
Roberto Junguito Pombo	Chief Executive Officer of AeroRepública	36
     Mr. Pedro Heilbron has been our Chief Executive Officer for 18 years. He received an MBA from George Washington University and a B.A. from Holy Cross. Mr. Heilbron is a Member of the Board of Governors of IATA and an Alternate Member of the Board of Directors of Banco Continenal de Panama, S.A.
     Mr. Victor Vial has been our Chief Financial Officer since 2000. From 1995 until 2000, Mr. Vial served as our Director of Planning. Prior to his service at Copa, Mr. Vial was a Senior Financial Analyst for HBO-Time Warner. Mr. Vial holds a B.B.A. in International Business from George Washington University.
     Captain Lawrence Ganse has been our Senior Vice-President of Operations and Chief Operating Officer since 2000. Captain Ganse has 39 years of experience in the airline industry, including management positions at TWA, Northwest Airlines, and, most recently, Grupo TACA in El Salvador. Captain Ganse received a B.B.A. in Aviation Administration from the University of Miami and an M.B.A. in Management Science from California State University at Hayward.
     Mr. Jorge Isaac Garciá has been our Vice-President, Commercial since 1999. He has also served as our Vice-President of Maintenance and as our Assistant to the President. Prior to joining Copa, he was a Project Director at Petroleos Delta. Mr. Garcia received a B.S. in Mechanical Engineering from Worcester Polytechnic Institute and an M.B.A. from Boston College.
     Mr. Daniel Gunn has been our Vice-President of Planning and Alliances since 2002. He joined Copa in 1999 and has served as our Director of Alliances and Senior Director of Planning and Alliances. Prior to joining Copa, he spent five years with American Airlines holding positions in Finance, Real Estate and Alliances. Mr. Gunn received a B.A. in Business & Economics from Wheaton College and an M.B.A. with an emphasis in Finance and International Business from the University of Southern California.

     Mr. Jaime Aguirre has been our Vice President of Maintenance since 2002. Prior to that, he served as our Director of Engineering and Quality Assurance. Before joining Copa, Mr. Aguirre was the Technical Services Director at Avianca, S.A. Mr. Aguirre received a B.S. in Mechanical Engineering from Los Andes University, a Master of Engineering with an emphasis on Engineering Management from Javeriana University and is currently pursuing an M.B.A. from the University of Louisville.
     Ms. Vidalia de Casado has been our Vice-President of Passenger Services since 1995. She joined Copa in 1989 and served as our Passenger Services Manager from 1989 to 1995. Prior to joining Copa, she spent seven years with Air Panama Internacional, S.A. Ms. de Casado received a B.S. in Business from Universidad Latina and an M.B.A. from the University of Louisville.
     Mr. Alexander Gianareas has been our Senior Director of Human Resources since 2001. Prior to joining Copa, he was the Director of Organizational Effectiveness for the Panama Canal Commission. Mr. Gianareas received a B.S. in Electrical Engineering from Cornell University and an M.B.A. from Nova Southeastern.
     Mr. Roberto Junguito Pombo joined our company on November 8, 2005 as the Chief Executive Officer of our AeroRepública operating subsidiary. Mr. Junguito previously spent two years with Avianca, holding positions as the Vice President of Planning, Chief Operating Officer and Chief Restructuring Officer. Avianca declared bankruptcy in March 2003. Mr. Junguito received a B.S. in Industrial Engineering at the Universidad de Los Andes, an M.A. in International Studies from the Joseph H. Lauder Institute of the University of Pennsylvania and an M.B.A. with an emphasis on finance from the Wharton School of the University of Pennsylvania.
     The business address for all of our senior management is c/o Copa Airlines, Avenida Principal y Avenida de la Rotonda, Urbanización Costa del Este, Complejo Business Park, Torre Norte, Parque Lefevre Panama City, Panama.
B. Compensation
     In 2005, we paid an aggregate of approximately $2.42 million in cash compensation to our executive officers. We have not set aside any funds for future payments to executive officers.
     Members of our board of directors that are not officers of either Copa or Continental receive $25,000 per year plus expenses incurred to attend our board of directors meetings. In addition, members of committees of the board of directors receive $1,000 per committee meeting, with the chairman of the audit committee receiving $2,000 per meeting of the audit committee. All of the members of our board of directors and their spouses receive benefits to travel on Copa flights as well.
Long Term Incentive Compensation Plan
     The Compensation Committee of our board of directors has approved increases in salaries and one time restricted stock bonuses for certain executive officers and eliminated the existing Long Term Retention Plan. The restricted stock awards are granted pursuant to a new equity-based long-term incentive compensation plan that was adopted in March 2006. The plan provides for awards to our executive officers, certain key employees and non-employee directors. The plan provides for the grant of restricted stock, stock options and certain other equity-based awards. A number of shares equal to five percent of our aggregate outstanding shares as of December 14, 2005 has been reserved for future issuances that will be granted to our employees. This includes a grant of restricted stock awards under the plan to our executive officers that have an aggregate value of $18.8 million. The restricted stock awards granted to our named executive officers under the plan consist of approximately 890,625 shares of restricted stock, which will vest over five years in yearly installments equal to 15% of the awarded stock on each of the first three anniversaries of the offering, 25% on the fourth anniversary and 30% on the fifth anniversary. We also intend to pay $3 million to management that will be tied to an agreement not to compete with us in the future. We also granted a small amount of restricted stock having an aggregate value of approximately $989,063, to each of our managers, officers and key employees that are not on our senior management team which will vest on March 28, 2008. The Compensation Committee plans to make additional equity based awards under the plan from time to time, including additional restricted stock and stock option awards. While the Compensation Committee will retain discretion to vary the exact terms of future awards, we anticipate that future employee restricted stock and stock option awards granted pursuant to the plan after the offering will generally vest over a three year period and the stock options will carry a ten year term.
C. Board Practices
     Our board of directors currently meets quarterly. Additionally, informal meetings with Continental are held on an ongoing basis, and are supported by quarterly formal meetings of an “Alliance Steering Committee,” which directs and reports on the progress of the Copa and Continental Alliance. Our board of directors is focused on providing our overall strategic direction and as a result is responsible for establishing our general business policies and for appointing our executive officers and supervising their management.
     Currently, our board of directors is comprised of ten members. We expect to add an additional independent director to the board of directors shortly. The additional independent director will be appointed by the Nominating and Corporate Goverance Committee of the board. Members of our board of directors serve two-year terms and may be reelected. The number of directors elected each year will alternate between six directors and five directors. Messrs. Pedro Heilbron, Osvaldo Heilbron, Ricardo Arias, Mark Erwin, and Roberto Artavia were each re-elected to two-year terms at our annual shareholders’ meeting held on May 12, 2006. Our charter does not have a mandatory retirement age for our directors.
     Pursuant to contractual arrangements with us and CIASA, Continental is entitled to designate two of our directors for so long as it owns at least 19% of our common stock and is entitled to designate one of our directors for so long as our alliance agreement remains in effect. After giving effect to the proposed offering which we are currently making, Continental will be entitled to designate one of our directors and CIASA will be entitled to designate seven of our directors.
Committees of the Board of Directors
     Audit Committee. Our Audit Committee is responsible for the coordination of the internal audit process, appointment of the independent auditors and presenting to the board of directors its opinion with respect to the financial statements and the areas that are subject to an audit process. Messrs. José Castañeda and Roberto Artavia are the current members of our Audit Committee, and Mr. José Castañeda is the chairman of the audit committee as well as our audit committee financial expert. We expect that our third independent director will also be a member of the audit committee.
     Compensation Committee. Our Compensation Committee is responsible for the selection process of the Chief Executive Officer and the evaluation of all executive officers (including the CEO), recommending the level of compensation and any associated bonus. Messrs. Stanley Motta, Jaime Arias and José Castañeda are the members of our Compensation Committee, and Mr. Stanley Motta is the Chairman of the Compensation Committee.
     Nominating and Corporate Governance Committee. Our Nominating and Corporate Governance Committee is responsible for developing and recommending criteria for selecting new directors, overseeing evaluations of the board of directors, its members and committees of the board of directors and handling other matters that are specifically delegated to the compensation committee by the board of directors from time to time. Our charter documents require that there be at least one independent member of the Nominating and Corporate Governance Committee until the first shareholders’ meeting to elect directors after such time as the Class A shares are entitled to full voting rights. Messrs. Ricardo Arias, Osvaldo Heilbron and Roberto Artavia are the members of our Nominating and Corporate Governance Committee, and Mr. Ricardo Arias is the Chairman of the Nominating and Corporate Governance Committee.
     Independent Directors Committee. Our Independent Directors Committee is created by our Articles of Incorporation and consists of any directors that the board of directors determines from time to time meet the independence requirements of the NYSE and the Securities Act. Our Articles of Incorporation provide that there will be three independent directors at all times, subject to certain exceptions. Under our Articles of Incorporation, the Independent Directors Committee must approve:

•	any transactions in excess of $5 million between us and our controlling shareholders,

•	the designation of certain primary share issuances that will not be included in the calculation of the percentage ownership pertaining to the Class B shares for purposes of determining whether the Class A shares should be converted to voting shares under our Articles of Incorporation, and

•	the issuance of additional Class B shares or Class C shares to ensure Copa Airline’s compliance with aviation laws and regulations.
     The Independent Directors Committee shall also have any other powers expressly delegated by the Board of Directors. Under the Articles of Incorporation, these powers can only be changed by the Board of Directors acting as a whole upon the written recommendation of the Independent Directors Committee. The Independent Directors Committee will only meet regularly until the first shareholders’ meeting at which the Class A shareholders will be entitled to vote for the election of directors and afterwards at any time that Class C shares are outstanding. All decisions of the Independent Directors Committee shall be made by a majority of the members of the committee. See “Item 10B. Memorandum and Articles of Association—Description of Capital Stock.”
D. Employees
     We believe that our growth potential and the achievement of our results-oriented corporate goals are directly linked to our ability to attract, motivate and maintain the best professionals available in the airline business. In order to help retain our employees, we encourage open communication channels between our employees and management. Our CEO meets quarterly with all of our Copa employees in Panama in town hall-style meetings during which he explains the company’s performance and encourages feedback from attendees. A similar presentation is made by our senior executives at each of our foreign stations. Our compensation strategy reinforces our determination to retain talented and highly motivated employees and is designed to align the interests of our employees with our shareholders through profit-sharing.
     Our profit-sharing program at Copa reflects our belief that our employees will remain dedicated to our success if they have a stake in that success. We identify key performance drivers within each employee’s control as part of our annual objectives plan, or “Path to Success.” Typically, we pay bonuses in February based on our performance during the preceding calendar year. For members of management, 75% of the bonus amount is based on our performance as a whole and 25% is based on the achievement of individual goals. Bonuses for non-management employees is based on the company’s performance, and is typically a multiple of the employee’s weekly salary. For 2005, the non-management employees received five or six weeks’ salary, depending on their position. The bonus payments are at the discretion of our compensation committee. We typically make accruals each month for the expected annual bonuses which are reconciled to actual payments at their dispersal in February.
     We maintain generally good relations with our union and non-union employees and have not experienced work stoppages for the past twenty years. Approximately 76% of Copa’s employees are located in Panama, while the remaining 24% are distributed among our stations. Copa’s employees can be categorized as follows:

	December 31,					March 31,
	2001	2002	2003	2004	2005	2006
Pilots	178	192	220	224	235	242
Flight attendants	334	330	349	372	448	442
Mechanics	154	203	209	189	200	213
Customer service agents, reservation agents, ramp and other	1,248	1,299	1,382	1,470	1,626	1,589
Management and clerical	367	429	480	499	587	650

Total employees	2,281	2,453	2,640	2,754	3,096	3,136

     We provide training for all of our employees including technical training for our pilots, dispatchers, flight attendants and other technical staff. In addition, we provide recurrent customer service training to frontline staff, as well as leadership training for managers. We recently invested in a Level B flight simulator for 737-Next Generation training that will serve 80% of our initial training, transition and upgrade training and 100% of our recurrent training needs relating to that aircraft.

     Approximately 61% of Copa’s employees are unionized. There are currently five unions covering our Copa employees in Panama: the pilots’ union (SIPAC); the flight attendants’ union (SIPANAB); the mechanics’ union (SINTECMAP); the traffic attendants’ union (UTRACOPA); and a generalized union, SIELAS, which represents ground personnel, messengers, drivers, counter agents and other non-executive administrative staff. Copa is scheduled to begin negotiations with the pilots’ union in mid-2008. Copa entered into new collective bargaining agreements with its general union and its flight attendants’ union on October 26, 2005 and April 3, 2006, respectively. After extensive negotiations which did not lead to a mutually satisfactory resolution, Copa and the mechanics’ union entered into a government-mandated arbitration and a collective bargaining agreement was agreed to on March 29, 2006 as a result of such arbitration proceeding. Previously, we have not had to resort to arbitration to resolve negotiations with our unions. Collective bargaining agreements in Panama typically extend for four years. We also have agreements with our Copa employees in São Paulo, Brazil and Mexico. We have traditionally experienced good relations with our unions, and we generally agree to terms in line with the economic environment affecting Panama, our company and the airline industry generally. Approximately 8% of Copa’s employees work part-time.
     AeroRepública’s pilots and flight attendants are represented by two separate unions. The pilots’ union, Asociación Colombiana de Aviadores Civiles (ACDAC), represents 96 of AeroRepública’s 112 pilots and co-pilots. The flight attendants’ union, Asociación Colombiana de Auxiliares de Vuelo (ACAV), represents all of AeroRepública’s 178 flight attendants. Contracts with both unions were signed or affirmed in May 2005 with customary increases in wages and benefits that provide for annual salary increases of two percent in addition to adjustments to reflect inflation. The agreement with the pilots’ union will be in effect until the end of 2006, and the agreement with the flight attendants’ union will be in effect until March 2008. In general our relationships with the labor unions representing AeroRepública’s employees are believed to be good as reflected by the agreements reached this year.
E. Share Ownership
     The members of our board of directors and our executive officers as a group own 2.8% of our Class A shares. See “Item 7A. Major Shareholders and Related Party Transactions.”
Item 7. Major Shareholders and Related Party Transactions
A. Major Shareholders
     The following table sets forth information relating to the beneficial ownership of our Class A shares as of June 8, 2006 by each person known to us to beneficially own 5% or more of our common shares and all our directors and officers as a group.

	Class A Shares
	Beneficially Owned
	Shares	(%)(1)
CIASA(2)	—	—
Continental(3)(4)	11,921,875	38.4%
Executive officers and directors as a group (18 persons)	829,625	2.8%
Others	18,220,375	58.8%

Total	30,971,875	100%

(1)	Based on a total of 30,971,875 Class A shares outstanding.

(2)	CIASA owns 100% of the Class B shares of Copa Holdings, representing 29.2% of our total capital stock.

(3)	Based on a Schedule 13G filed with the Securities and Exchange Commission, dated February 2, 2006, in which Continental reported that it had sole voting and dispositive power over 11,921,875 of Class A shares. f (4) After giving effect to the proposed offering which we are currently making, Continental will own 5,359,375 Class A shares, representing 17.3% of our Class A shares.
     CIASA currently owns 100% of the Class B shares of Copa Holdings, representing all of the voting power of our capital stock. CIASA is controlled by a group of Panamanian investors representing several prominent families in Panama. This group of investors has historically acted together in a variety of business activities both in Panama and elsewhere in Latin America, including banking, insurance, real estate, telecommunications, international trade and commerce and wholesale. Members of the Motta, Heilbron and Arias families and their affiliates beneficially own approximately 90% of CIASA’s shares. Our Chief Executive Officer, Mr. Pedro Heilbron, and several of our directors, including Messrs. Stanley Motta and Alberto C. Motta Jr., Mr. Osvaldo Heilbron, Mr. Jaime Arias and Mr. Ricardo Alberto Arias as a group hold beneficial ownership of approximately 78% of CIASA’s shares. This ownership includes 33.4% of the shares of CIASA acquired by Messrs. Stanley Motta and Alberto C. Motta Jr., Mr. Osvaldo Heilbron, Mr. Jaime Arias, Mr. Ricardo Alberto Arias, Mr. Pedro Heilbron and other CIASA shareholders in June 2005 from the controlling shareholders of Copa’s principal Latin American competitor in a transaction valued at approximately $60,000,000.
     The holders of more than 78% of the issued and outstanding stock of CIASA have entered into a shareholders’ agreement providing that the parties to the agreement will vote all of their shares in CIASA together as a group on all matters concerning CIASA’s holdings of Class B shares. Additionally, the shareholders’ agreement restricts transfers of CIASA shares to non-Panamanian nationals. Messrs. Stanley Motta and Alberto C. Motta Jr. together exercise effective control of CIASA.
     One of our directors, Mr. Erwin, is an officer of Continental and may be deemed to share beneficial ownership with Continental of our Class A shares held by Continental, but Mr. Erwin disclaims such beneficial ownership.
     The address of CIASA is Corporación de Inversiones Aéreas, S.A., c/o Campaia Panameña de Aviación, S.A., Boulevard Costa del Este, Avenida Principal y Avenida de la Rotonda, Urbanización Costa del Este, Complejo Business Park, Torre Norte, Parque Lefevre, Panama City, Panama. The address of Continental is Continental Airlines, Inc., 1600 Smith Street, Houston, Texas 77002.
B. Related Party Transactions
Shareholders’ Agreement
     Copa Holdings is a party to the amended and restated shareholders’ agreement with CIASA and Continental entered into in connection with our initial public offering. The amended and restated shareholders’ agreement provides for, among other things:
•	a right of each of CIASA and Continental to designate a certain number of directors to our board of directors for so long as they hold a certain amount of our common stock. Of the 11 members of our board, CIASA initially had the right to designate six directors and Continental initially had the right to designate two directors, with the remaining three directors being “independent” under the rules of the New York Stock Exchange. After consummation of the proposed offering which we are currently making, Continental will have the right to designate one of our directors and CIASA will have the right to designate seven of our directors;

•	certain limitations on transfers of our common stock by CIASA or Continental;

•	subject to certain exceptions, a right of first offer in favor of CIASA to purchase any shares of our common stock Continental proposes to sell to any third party; and

•	the ability of Continental to “tag-along” their shares of our common stock to certain sales of common stock by CIASA to non-Panamanians or, in the case of certain sales of Class B stock by CIASA to Panamanians, to receive additional registration rights with respect to the shares they would otherwise have been able to sell.
     Continental has entered into a lock-up agreement with CIASA which restricts its sale of common stock, without the prior written consent of CIASA and subject to certain other exceptions, until the second anniversary of the date of the proposed offering.

     A material uncured breach of the Shareholders’ Agreement by CIASA or Copa Holdings will trigger rights of Continental in the Alliance Agreement, Services Agreement and Frequent Flyer Agreement to terminate those agreements as described below.
Registration Rights Agreement
     Copa Holdings is party to an amended and restated registration rights agreement with CIASA and Continental pursuant to which CIASA and Continental were entitled to certain demand and piggyback rights with respect to the registration and sale of our common stock held by them. The registration rights agreement initially permitted each of CIASA and Continental to make up to two demands on us to register certain shares of common stock held by them. Continental has used one of its two demand rights in connection with the proposed offering which we are currently making. Upon consummation of the proposed offering, Continental will no longer have the right to register any of our class A shares that it holds except in the event that CIASA reduces its investment in us to a level below that of Continental’s ownership in us. One half of the registration expenses incurred in connection with the first demand registration requested after the date hereof, which expenses exclude underwriting discounts and commissions, will be paid ratably by each security holder participating in such offering in proportion to the number of their shares that are included in the offering, and the balance of such expenses will be paid by the Copa Holdings for such demand registrations. Thereafter, all such expenses will be paid ratably by each security holder participating in such offering in proportion to the number of their shares that are included in the offering. Continental has entered into a lock-up agreement with the underwriters which restrict its sale of our common stock until the first anniversary of the proposed offering.
     In addition, under the registration rights agreement, in connection with a registered underwritten offering, CIASA has agreed, if required by the underwriters of such offering, not to effect any sale or distribution of any securities of Copa Holdings for a period of up to 180 days after the effective date of such registration, so long as we have agreed to cause other holders of any securities of ours purchased from us (at any time other than in a public offering) to so agree.
     A material uncured breach of the registration rights agreement by CIASA or Copa Holdings will trigger rights of Continental in the alliance agreement, services agreement and frequent flyer agreement to terminate those agreements as described below.
Commercial Agreements with Continental
     Our alliance relationship with Continental is governed by several interrelated agreements between Copa and Continental. Each of the agreements as amended and restated will expire only upon three years’ written notice by one of the airlines to the other, which may not be given before May 2012. Other events of termination are set forth in the descriptions of the major alliance-related agreements set forth below.
     Alliance Agreement. Under our alliance agreement with Continental, both airlines agree to continue their codesharing relationship with extensions as they feel are appropriate and to work to maintain our antitrust immunity with the DOT. In order to support the codesharing relationship, the alliance agreement also contains provisions mandating a continued frequent flyer relationship between the airlines, setting minimum levels of quality of service for the airlines and encouraging cooperation in marketing and other operational initiatives. Continental and Copa are prohibited by the alliance agreement from entering into commercial agreements with certain classes of competing airlines, and the agreement requires both parties to include each other, as practicable, in their commercial relationships with other airlines. Other than by expiration as described above, the agreement is also terminable by an airline in cases of, among other things, uncured material breaches of the alliance agreement by the other airline, bankruptcy of the other airline, termination of the services agreement for breach by the other airline, termination of the frequent flyer participation agreement without entering into a successor agreement by the other airline, termination by Continental upon the material unremedied breach of the shareholders agreement or the registration rights agreement by CIASA or Copa Holdings, termination by Copa upon the material unremedied breach of the shareholders agreement or the registration rights agreement by Continental, certain competitive activities, certain changes of control of either of the parties and certain significant operational service failures by the other airline.

     Services Agreement. Under the services agreement, both airlines agree to provide to each other certain services over the course of the agreement at the providing carrier’s incremental cost, subject to certain limitations. Services covered under the agreement include consolidating purchasing power for equipment purchases and insurance coverage, sharing management information systems, pooling maintenance programs and inventory management, joint training and employee exchanges, sharing the benefits of other purchase contracts for goods and services, telecommunications and other services. Other than by expiration as described above, the agreement is also terminable by an airline in cases of, among other things, uncured material breaches of the alliance agreement by the other airline, bankruptcy of the other airline, termination of the services agreement for breach by the other airline, termination of the frequent flyer participation agreement without entering into a successor agreement by the other airline, termination by Continental upon the material unremedied breach of the shareholders agreement or the registration rights agreement by CIASA or Copa Holdings, termination by Copa upon the material unremedied breach of the shareholders agreement or the registration rights agreement by Continental, certain changes of control of either of the parties and certain significant operational service failures by the other airline.
     Frequent Flyer Participation Agreement. Under the frequent flyer participation agreement, we participate in Continental’s OnePass frequent flyer global program and on a co-branded basis in Latin America. Customers in the program receive credit for flying on segments operated by us, which can be redeemed for award travel on our flights and those of other partner airlines. The agreement also governs joint marketing agreements under the program, settlement procedures between the airlines and revenue-sharing under bank card affinity relationships. Further, if the Services Agreement is terminated or expires, the compensation structure of the frequent flyer program will be revised to be comparable to other of Continental’s frequent flyer relationships. We also have the right under the agreement to participate on similar terms in any successor program operated by Continental. Other than by expiration as described above, the agreement is also terminable by an airline in cases of, among other things, uncured material breaches of the alliance agreement by the other airline, bankruptcy of the other airline, termination of the services agreement for breach by the other airline, termination of the frequent flyer participation agreement without entering into a successor agreement by the other airline, termination by Continental upon the material unremedied breach of the shareholders agreement or the registration rights agreement by CIASA or Copa Holdings, termination by Copa upon the material unremedied of the shareholders agreement or the registration rights agreement by Continental, certain changes of control of either of the parties and certain significant operational service failures by the other airline.
     Trademark License Agreement. Under the trademark license agreement, we have the right to use a logo incorporating a globe design that is similar to the globe design of Continental’s logo. We also have the right to use Continental’s trade dress, aircraft livery and certain other Continental marks under the agreement that allow us to more closely align our overall product with our alliance partner. The trademark license agreement is coterminous with the Alliance Agreement and can also be terminated for breach. In most cases, we will have a period of five years after termination to cease to use the marks on our aircraft, with less time provided for signage and other uses of the marks or in cases where the agreement is terminated for a breach by us.
Agreements with our controlling shareholders and their affiliates
     Our directors and controlling shareholders have many other commercial interests within Panama and throughout Latin America. We have commercial relationships with several of these affiliated parties from which we purchase goods or services, as described below. In each case we believe our transactions with these affiliated parties are at arms’ length and on terms that we believe reflect prevailing market rates.
Banco Continental de Panama, S.A.
     We have a strong commercial banking relationship with Banco Continental de Panama, S.A., a bank with approximately $2.5 billion in assets and which is controlled by our controlling shareholders. As of December 31, 2005, we owed Banco Continental de Panama, S.A., approximately $25.7 million under short to medium term financing arrangements made to fund aircraft pre-payments and for part of the commercial loan tranche of one of our Ex-Im facilities. We also maintain general lines of credit and time deposit accounts with Banco Continental.

ASSA Compañía de Seguros, S.A.
     Panamanian law requires us to maintain our insurance policies through a local insurance company. We have contracted with ASSA, an insurance company controlled by our controlling shareholders, to provide substantially all of our insurance. ASSA has, in turn, reinsured almost all of the risks under those policies with insurance companies around the world. The net payment to ASSA, after taking into account the reinsurance of these risks, is approximately $30,000 per year.
Petróleos Delta, S.A.
     In July 2005, we entered into a contract with Petróleos Delta, S.A. to supply our jet fuel needs. The price we pay under this contract is based on the two week average of the U.S. Gulf Coast Waterborne Mean index plus local taxes, certain third-party handling charges and a handling charge to Delta which is expected to aggregate between $2.5 million and $3 million per year assuming we maintain a rate of fuel consumption comparable to expected volumes for 2005. The contract has a one year term that automatically renews for one year periods unless terminated by one of the parties. While our controlling shareholders do not hold a controlling equity interest in Petróleos Delta, S.A., one of our executive officers, Jorge Garcia, previously served as a Project Director at Petróleos Delta, S.A., one of our directors, Alberto Motta Jr., serves on its board of directors, one of our directors, Osvaldo Heilbron, serves on the board of directors of Empresa General de Petróleos, S.A., the holding company that owns Petróleos Delta, S.A., and one of our directors, Ricardo Arias, serves on the board of directors of Empresa General de Inversiones, S.A., the holding company that owns Empresa General de Petróleos, S.A.
Desarollo Inmobiliario del Este, S.A.
     We recently moved our headquarters to a new location six miles away from Tocumen International Airport later this year. We are leasing five floors consisting of approximately 104,000 square feet of the building from Desarollo Inmobiliario del Este, S.A., an entity controlled by the same group of investors that controls CIASA, under a 10-year lease at a rate of $106,000 per month during the first three years, $110,000 per month from year 4 to year 6, $113,000 from year 7 to year 9 and $116,000 per month in year 10, which we believe to be a market rate.
Galindo, Arias & Lopez
     Most of our legal work is carried out by the law firm Galindo, Arias & Lopez. Messrs. Jaime Arias and Ricardo Alberto Arias, partners of Galindo, Arias & Lopez, are indirect shareholders of CIASA and serve on our board of directors.
Other Transactions
     We also purchase most of the alcohol and some of the other beverages served on our aircraft from Motta Internacional, S.A. and Global Brands, S.A., both of which are controlled by our controlling shareholders. We do not have any formal contracts for these purchases, but pay wholesale prices based on price lists periodically submitted by those importers. We pay approximately $0.4 million per year to these entities.
     Our telecommunications services have been provided by Telecarrier, Inc. since February 2003. Some of the controlling shareholders of CIASA have a controlling interest in Telecarrier, Inc. Additionally, one of our directors, Ricardo Arias, serves on the board of directors of Empresa General de Inversiones, a holding company that has a minority interest in Telecarrier, Inc. Payments to Telecarrier, Inc. totaled $0.4 million, $0.4 million and $0.2 million in 2005, 2004 and 2003, respectively.
     The advertising agency that we use in Panama, Rogelio Diaz Publicidad (RDP), is owned by the brother-in-law of our chief executive officer. Gross invoices for all services performed through RDP total approximately $1.3 million annually.
C. Interests of Experts and Counsel
     Not applicable.

Item 8. Financial Information
A. Consolidated Statements and Other Financial Information
     See “Item 3. Key Information—Selected Financial Data” and “Item 18. Financial Statements.”
Legal Proceedings
     In the ordinary course of our business, we are party to various legal actions, which we believe are incidental to the operation of our business. While legal proceedings are inherently uncertain, we believe that the outcome of the proceedings to which we are currently a party are not likely to have a material adverse effect on our financial position, results of operations and cash flows. The Antitrust Administrative Agency (Comisión de Libre Competencia y Asuntos del Consumidor, or CLICAC), together with a group of travel agencies, has filed an antitrust lawsuit against Copa, Continental, American Airlines, Grupo TACA and Delta Airlines in the Panamanian Commercial Tribunal alleging monopolistic practices in reducing travel agents’ commissions. The outcome of this lawsuit is still uncertain and may take several years. We believe that in the worst scenario the airlines could be required to pay up to $20 million. In addition, ACES, a now-defunct Colombian airline, filed an antitrust lawsuit against Copa, Avianca and SAM, alleging monopolistic practices in relation to their code-sharing agreements. This case is currently in the discovery period and could take several years to be resolved. If Copa, Avianca and/or SAM were found at fault and in breach of antitrust legislation, they could be potentially liable for up to $11 million.
Dividends and Dividend Policy
     The payment of dividends on our shares is subject to the discretion of our board of directors. Under Panamanian law, we may pay dividends only out of retained earnings and capital surplus. So long as we do not default in our payments under our loan agreements, there are no covenants or other restrictions on our ability to declare and pay dividends. Our Articles of Incorporation provide that all dividends declared by our board of directors will be paid equally with respect to all of the Class A and Class B shares. See “Item 7B. Memorandum and Articles of Association—Description of Capital Stock—Dividends.”
     Our board of directors has adopted a dividend policy that provides for the payment of approximately 10% of our annual consolidated net income to shareholders as a dividend to be declared at our annual shareholders’ meeting and paid shortly thereafter. Our board of directors may, in its sole discretion and for any reason, amend or discontinue the dividend policy. Our board of directors may change the level of dividends provided for in this dividend policy or entirely discontinue the payment of dividends. Future dividends with respect to shares of our common stock, if any, will depend on, among other things, our results of operations, cash requirements, financial condition, contractual restrictions, business opportunities, provisions of applicable law and other factors that our board of directors may deem relevant.
     On May 11, 2006, our board of directors declared an annual dividend of $0.19 per share payable June 15, 2006 to shareholders of record as of May 31, 2006 which will represent in an aggregate dividend payment of $8.3 million. In addition, we paid an extraordinary dividend of $10 million to our shareholders in December 2004 and another extraordinary dividend of $10 million in June 2005. Prior to the December 2004 dividend payment, we had not paid a dividend since the formation of Copa Holdings in 1998.
B. Significant Changes
     On June 15, 2006, we filed a registration statement with the Securities and Exchange Commission for a proposed offering of 6,562,000 shares of Class A common stock by a selling shareholder, Continental, which includes an over-allotment option of up to 984,375 additional shares. After completion of the proposed offering, Continental will hold approximately 12.3% of our total capital stock (or 10.0% if the over-allotment option is exercised in full.
Item 9. The Offer and Listing
A. Offer and Listing Details

     Our Class A shares have been listed on the New York Stock Exchange, or NYSE, under the symbol “CPA” since December 14, 2005. The following table sets forth, for the periods indicated, the high and low closing sale prices for the Class A shares on the NYSE for the periods indicated.

	Low	High
2005
Fourth quarter(1)	$20.00	$27.30
Last Six Months
January 2006	$22.20	$27.10
February 2006	$20.90	$23.75
March 2006	$21.10	$23.20
April 2006	$21.20	$23.13
May 2006	$21.15	$23.80
June 2006(2)	$22.03	$24.25

Source: FactSet Research Systems

(1)	Period beginning December 14, 2005 through December 31, 2005.

(2)	Period through June 28, 2006.
B. Plan of Distribution
     Not applicable.
C. Markets
     Our Class A shares have been listed on the NYSE under the symbol “CPA” since December 14, 2005. Our Class B shares are not listed on any exchange and are not publicly traded. We are subject to the NYSE corporate governance listing standards. The NYSE requires that corporations with shares listed on the exchange comply with certain corporate governance standards. As a foreign private issuer, we are only required to comply with certain NYSE rules relating to audit committees and periodic certifications to the NYSE. The NYSE also requires that we provide a summary of the significant differences between our corporate governance practices and those that would apply to a U.S. domestic issuer. We believe the following to be the significant differences between our corporate governance practices and those that would typically apply to a U.S. domestic issuer under the NYSE corporate governance rules.
     In addition, companies that are registered in Panama are required to disclose whether or not they comply with certain corporate governance guidelines and principles that are recommended by the National Securities Commission (Comisión Nacional de Valores, or CNV). Statements below referring to Panamanian governance standards reflect these voluntary guidelines set by the CNV rather than legal requirements or standard national practices. Our Class A shares are registered with the CNV, and we comply with the CNV’s disclosure requirements.

NYSE Standards	Our Corporate Governance Practice
Director Independence. Majority of board of directors must be independent. §303A.01	Panamanian corporate governance standards recommend that one in every five directors should be an independent director. The criteria for determining independence under the Panamanian corporate governance standards differs from the NYSE rules. In Panama, a director would be considered independent as long as the director does not directly or indirectly own 5% or more of the issued and outstanding voting shares of the company, is not involved in the daily management of the company and is not a spouse or related to the second degree by blood or marriage to the persons named above.

Our Articles of Incorporation require us to have three independent directors as defined under the NYSE rules.

NYSE Standards	Our Corporate Governance Practice
Executive Sessions. Non-management directors must meet regularly in executive sessions without management. Independent directors should meet alone in an executive session at least once a year. §303A.03
There are no mandatory requirements under Panamanian law that a company should hold, and we currently do not hold, such executive sessions.

Nominating/corporate governance committee. Nominating/corporate governance committee of independent directors is required. The committee must have a charter specifying the purpose, duties and evaluation procedures of the committee. §303A.04
Panamanian corporate governance standards recommend that registered companies have a nominating committee composed of three members of the board of directors, at least one of which should be an independent director, plus the chief executive officer and the chief financial officer. In Panama, the majority of public corporations do not have a nominating or corporate governance committee. Our Articles of Incorporation require that we maintain a Nominating and Corporate Governance Committee with at least one independent director until the first shareholders’ meeting to elect directors after such time as the Class A shares are entitled to full voting rights.

Compensation committee. Compensation committee of independent directors is required, which must approve executive officer compensation. The committee must have a charter specifying the purpose, duties and evaluation procedures of the committee. §303A.05
Panamanian corporate governance standards recommend that the compensation of executives and directors be overseen by the nominating committee but do not otherwise address the need for a compensation committee.

While we maintain a compensation committee that operates under a charter as described by the NYSE governance standards, currently one of the members of that committee is independent.

Equity compensation plans. Equity compensation plans require shareholder approval, subject to limited exemptions.	Under Panamanian law, shareholder approval is not required for equity compensation plans.

Code of Ethics. Corporate governance guidelines and a code of business conduct and ethics is required, with disclosure of any waiver for directors or executive officers. §303A.10	Panamanian corporate governance standards do not require the adoption of specific guidelines as contemplated by the NYSE standards, although they do require that companies disclose differences between their practices and a list of specified practices recommended by the CNV.

We have not adopted a set of corporate governance guidelines as contemplated by the NYSE, although we will be required to comply with the disclosure requirement of the CNV.

Panamanian corporate governance standards recommend that registered companies adopt a code of ethics covering such topics as its ethical and moral principles, how to address conflicts of interest, the appropriate use of resources, obligations to inform of acts of corruption and mechanism to enforce the compliance with established rules of conduct.
D. Selling Shareholders

     Not applicable.
E. Dilution
     Not applicable.
F. Expenses of the Issue
     Not applicable.
Item 10. Additional Information
A. Share Capital
     Not applicable.
B. Memorandum and Articles of Association
     Copa Holdings was formed on May 6, 1998 as a corporation (sociedad anónima) duly incorporated under the laws of Panama with an indefinite duration. The Registrant is registered under Public Document No. 3.989 of May 5, 1998 of the Notary Number Eight of the Circuit of Panama and recorded in the Public Registry Office, Microfilm (Mercantile) Section, Microjacket 344962, Film Roll 59672, Frame 0023.
Description of Capital Stock
     The following is a summary of the material terms of Copa Holding’s capital stock and a brief summary of certain significant provisions of Copa Holding’s Articles of Incorporation. This description contains all material information concerning the common stock but does not purport to be complete. For additional information regarding the common stock, reference is made to the Articles of Incorporation, a copy of which has been filed as an exhibit to the registration statement of which this prospectus forms a part.
     For purposes of this section only, reference to “our” or “the company” shall refer only to Copa Holdings and references to “Panamanians” shall refer to those entities or natural persons that are considered Panamanian nationals under the Panamanian Aviation Act, as it may be amended or interpreted.
Common Stock
     Our authorized capital stock consists of 80 million shares of common stock without par value, divided into Class A shares, Class B shares and Class C shares. As of May 31, 2006, we had 30,971,875 Class A shares, 12,778,125 Class B shares and no Class C shares outstanding. Class A and Class B shares have the same economic rights and privileges, including the right to receive dividends, except as described in this section.
Class A Shares
     The holders of the Class A shares are not entitled to vote at our shareholders’ meetings, except in connection with the following specific matters:
•	a transformation of Copa Holdings into another corporate type;

•	a merger, consolidation or spin-off of Copa Holdings;

•	a change of corporate purpose;

•	voluntarily delisting Class A shares from the NYSE;

•	approving the nomination of Independent Directors nominated by our board of director’s Nominating and Corporate Governance Committee following our next annual general shareholders meeting; and

•	any amendment to the foregoing special voting provisions adversely affecting the rights and privileges of the Class A shares.
At least 30 days prior to taking any of the actions listed above, we must give notice to the Class A and Class B shareholders of our intention to do so. If requested by shareholders representing at least 5% of our outstanding shares, the board of directors shall call an extraordinary shareholders’ meeting to approve such action. At the extraordinary shareholders’ meeting, shareholders representing a majority of all of the outstanding shares must approve a resolution authorizing the proposed action. For such purpose, every holder of our shares is entitled to one vote per share. See “—Shareholders Meetings.”
     The Class A shareholders will acquire full voting rights, entitled to one vote per Class A share on all matters upon which shareholders are entitled to vote, if in the future our Class B shares ever represent fewer than 10% of the total number of shares of our common stock and the Independent Directors Committee shall have determined that such additional voting rights of Class A shareholders would not cause a triggering event referred to below. In such event, the right of the Class A shareholders to vote on the specific matters described in the preceding paragraph will no longer be applicable. The 10% threshold described in the first sentence of this paragraph will be calculated without giving effect to any newly issued shares sold with the approval of the Independent Directors Committee.
     At such time, if any, as the Class A shareholders acquire full voting rights, the Board of Directors shall call an extraordinary shareholders’ meeting to be held within 90 days following the date as of which the Class A shares are entitled to vote on all matters at our shareholders’ meetings. At the extraordinary shareholders’ meeting, the shareholders shall vote to elect all eleven members of the board of directors in a slate recommended by the Nominating and Governance Committee. The terms of office of the directors that were serving prior to the extraordinary shareholders’ meeting shall terminate upon the election held at that meeting.
Class B Shares
     Every holder of Class B shares is entitled to one vote per share on all matters for which shareholders are entitled to vote. Class B shares will be automatically converted into Class A shares upon the registration of transfer of such shares to holders which are not Panamanian as described below under “—Restrictions on Transfer of Common Stock; Conversion of Class B Shares.”
Class C Shares
     Upon the occurrence and during the continuance of a triggering event described below in "—Aviation Rights Protections,” the Independent Directors Committee of our board of directors, or the board of directors as a whole if applicable, are authorized to issue Class C shares to the Class B holders pro rata in proportion to such Class B holders’ ownership of Copa Holdings. The Class C shares will have no economic value and will not be transferable, but will possess such voting rights as the Independent Directors Committee shall deem necessary to ensure the effective control of the company by Panamanians. The Class C shares will be redeemable by the company at such time as the Independent Directors Committee determines that such a triggering event shall no longer be in effect. The Class C shares will not be entitled to any dividends or any other economic rights.
Objects and Purposes
     Copa Holdings is principally engaged in the investment in airlines and aviation-related companies and ventures, although our Articles of Incorporation grant us general powers to engage in any other lawful business, whether or not related to any of the specific purposes set forth in the Articles of Incorporation.
Restrictions on Transfer of Common Stock; Conversion of Class B Shares
     The Class B shares may only be held by Panamanians, and upon registration of any transfer of a Class B share to a holder that does not certify that it is Panamanian, such Class B share shall automatically convert into a Class A share. Transferees of Class B shares will be required to deliver to us written certification of their status as a

Panamanian as a condition to registering the transfer to them of Class B shares. Class A shareholders will not be required or entitled to provide such certification. If a Class B shareholder intends to sell any Class B shares to a person that has not delivered a certification as to Panamanian nationality and immediately after giving effect to such proposed transfer the outstanding Class B shares would represent less than 10% of our outstanding stock (excluding newly issued shares sold with the approval of our Independent Directors Committee), the selling shareholder must inform the board of directors at least ten days prior to such transfer. The Independent Directors Committee may determine to refuse to register the transfer if the Committee reasonably concludes, on the basis of the advice of a reputable external aeronautical counsel, that such transfer would be reasonably likely to cause a triggering event as described below. After the first shareholders’ meeting at which the Class A shareholders are entitled to vote for the election of our directors, the role of the Independent Directors described in the preceding sentence shall be exercised by the entire board of directors acting as a whole.
     Also, the board of directors may refuse to register a transfer of stock if the transfer violates any provision of the Articles of Incorporation.
Tag-along Rights
     Our board of directors may refuse to register any transfer of shares in which CIASA proposes to sell Class B shares pursuant to a sale at a price per share that is greater than the average public trading price per share of the Class A shares for the preceding 30 days to an unrelated third party that would, after giving effect to such sale, have the right to elect a majority of the board of directors and direct our management and policies, unless the proposed purchaser agrees to make, as promptly as possible, a public offer for the purchase of all outstanding Class A shares and Class B shares at a price per share equal to the price per share paid for the shares being sold by CIASA. While our Articles of Incorporation provide limited rights to holders of our Class A shares to sell their shares at the same price as CIASA in the event that a sale of Class B shares by CIASA results in the purchaser having the right to elect a majority of our board, there are other change of control transactions in which holders of our Class A shares would not have the right to participate, including the sale of interests by a party that had previously acquired Class B shares from CIASA, the sale of interests by another party in conjunction with a sale by CIASA, the sale by CIASA of control to more than one party, or the sale of controlling interests in CIASA itself.
Aviation Rights Protections
     As described in “Regulation—Panama,” the Panamanian Aviation Act, including the related decrees and regulations, and the bilateral treaties between Panama and other countries that allow us to fly to those countries require that Panamanians exercise “effective control” of Copa and maintain “significant ownership” of the airline. The Independent Directors Committee have certain powers under our Articles of Incorporation to ensure that certain levels of ownership and control of Copa Holdings remain in the hands of Panamanians upon the occurrence of certain triggering events referred to below.
     In the event that the Class B shareholders represent less than 10% of the total share capital of the company (excluding newly issued shares sold with the approval of our Independent Directors Committee) and the Independent Directors Committee determines that it is reasonably likely that Copa’s or Copa Holdings’ legal ability to engage in the aviation business or to exercise its international route rights will be revoked, suspended or materially inhibited in a manner which would materially and adversely affect the company, in each case as a result of such non-Panamanian ownership (each a triggering event), the Independent Directors Committee may take either or both of the following actions:
•	authorize the issuance of additional Class B shares to Panamanians at a price determined by the Independent Directors to reflect the current market value of such shares or

•	authorize the issuance to Class B shareholders such number of Class C shares as the Independent Directors Committee, or the board of directors if applicable, deems necessary and with such other terms and conditions established by the Independent Directors Committee that do not confer economic rights on the Class C shares.

Dividends
          The payment of dividends on our shares is subject to the discretion of our board of directors. Under Panamanian law, we may pay dividends only out of retained earnings and capital surplus. Our Articles of Incorporation provide that all dividends declared by our board of directors will be paid equally with respect to all of the Class A and Class B shares. Our board of directors has adopted a dividend policy that provides for the payment of approximately 10% of our annual consolidated net income to Class A and Class B shareholders. Our board of directors may, in its sole discretion and for any reason, amend or discontinue the dividend policy. Our board of directors may change the level of dividends provided for in this dividend policy or entirely discontinue the payment of dividends.
Shareholder Meetings
     Ordinary Meetings
          Our Articles of Incorporation require us to hold an ordinary annual meeting of shareholders within the first five months of each fiscal year. The ordinary annual meeting of shareholders is the corporate body that elects the board of directors, approves the annual financial statements of Copa Holdings and approves any other matter that does not require an extraordinary shareholders’ meeting. Shareholders representing at least 5% of the issued and outstanding common stock entitled to vote may submit proposals to be included in such ordinary shareholders meeting, provided the proposal is submitted at least 45 days prior to the meeting.
     Extraordinary Meetings
          Extraordinary meetings may be called by the board of directors when deemed appropriate. Ordinary and extraordinary meetings must be called by the board of directors when requested by shareholders representing at least 5% of the issued shares entitled to vote at such meeting. Only matters that have been described in the notice of an extraordinary meeting may be dealt with at that extraordinary meeting.
     Vote required
          Resolutions are passed at shareholders meetings by the affirmative vote of a majority of those shares entitled to vote at such meeting and present or represented at the meeting.
     Notice and Location
          Notice to convene the ordinary annual meeting or extraordinary meeting is given by publication in at least one national newspaper in Panama and at least one national newspaper widely read in New York City not less than 30 days in advance of the meeting. We intend to publish such official notices in a national journal recognized by the NYSE.
          Shareholders’ meetings are to be held in Panama City, Panama unless otherwise specified by the board of directors.
     Quorum
          Generally, a quorum for a shareholders’ meeting is established by the presence, in person or by proxy, of shareholders representing a simple majority of the issued shares eligible to vote on any actions to be considered at such meeting. If a quorum is not present at the first meeting and the original notice for such meeting so provides, the meeting can be immediately reconvened on the same day and, upon the meeting being reconvened, shareholders present or represented at the reconvened meeting are deemed to constitute a quorum regardless of the percentage of the shares represented.

     Proxy Representation
          Our Articles of Incorporation provide that, for so long as the Class A shares do not have full voting rights, each holder, by owning our Class A shares, grants a general proxy to the Chairman of our board of directors or any person designated by our Chairman to represent them and vote their shares on their behalf at any shareholders’ meeting, provided that due notice was made of such meeting and that no specific proxy revoking or replacing the general proxy has been received from such holder prior to the meeting in accordance with the instructions provided by the notice.
Other Shareholder Rights
          As a general principle, Panamanian law bars the majority of a corporation’s shareholders from imposing resolutions which violate its articles of incorporation or the law, and grants any shareholder the right to challenge, within 30 days, any shareholders’ resolution that is illegal or that violates its articles of incorporation or by-laws, by requesting the annulment of said resolution and/or the injunction thereof pending judicial decision. Minority shareholders representing at least 5% of all issued and outstanding shares have the right to require a judge to call a shareholders’ meeting and to appoint an independent auditor (revisor) to examine the corporate accounting books, the background of the company’s incorporation or its operation.
          Shareholders have no pre-emptive rights on the issue of new shares.
          Our Articles of Incorporation provide that directors will be elected in staggered two-year terms, which may have the effect of discouraging certain changes of control.
Listing
          Our Class A shares are listed on the NYSE under the symbol “CPA.” The Class B shares and Class C shares will not be listed on any exchange unless the board of directors determines that it is in the best interest of the company to list the Class B shares on the Panama Stock Exchange.
Transfer Agent and Registrar
          The transfer agent and registrar for our Class A shares is Mellon Investor Services LLC. Until the board of directors otherwise provides, the transfer agent for our Class B shares and any Class C shares is Galindo, Arias & Lopez which maintains the share register for each class in Panama. Transfers of Class B shares must be accompanied by a certification of the transferee that such transferee is Panamanian.
Summary of Significant Differences between Shareholders’ Rights and Other Corporate Governance Matters Under Panamanian Corporation Law and Delaware Corporation Law
          Copa Holdings is a Panamanian corporation (sociedad anónima). The Panamanian corporation law was originally modeled after the Delaware General Corporation Law. As such, many of the provisions applicable to Panamanian and Delaware corporations are substantially similar, including (1) a director’s fiduciary duties of care and loyalty to the corporation, (2) a lack of limits on the number of terms a person may serve on the board of directors, (3) provisions allowing shareholders to vote by proxy and (4) cumulative voting if provided for in the articles of incorporation. The following table highlights the most significant provisions that materially differ between Panamanian corporation law and Delaware corporation law.

Panama	Delaware
Directors
Conflict of Interest Transactions. Transactions involving a Panamanian corporation and an interested director or officer are initially subject to the approval of the board of directors. At the next shareholders’ meeting, shareholders will then have the right to disapprove the board of directors’ decision and to decide to take legal actions against the directors or officers who voted in favor of the transaction.
Conflict of Interest Transactions. Transactions involving a Delaware corporation and an interested director of that corporation are generally permitted if:

(1) the material facts as to the interested director’s relationship or interest are disclosed and a majority of disinterested directors approve the transaction;
(2) the material facts are disclosed as to the interested director’s relationship or interest and the stockholders approve the transaction; or
(3) the transaction is fair to the corporation at the time it is authorized by the board of directors, a committee of the board of directors or the stockholders.
Terms. Panamanian law does not set limits on the length of the terms that a director may serve. Staggered terms are allowed but not required.	Terms. The Delaware General Corporation Law generally provides for a one-year term for directors. However, the directorships may be divided into up to three classes with up to three-year terms, with the years for each class expiring in different years, if permitted by the articles of incorporation, an initial by-law or a by-law adopted by the shareholders.
Number. The board of directors must consist of a minimum of three members, which could be natural persons or legal entities.	Number. The board of directors must consist of a minimum of one member.
Authority to take Actions. In general, a simple majority of the board of directors is necessary and sufficient to take any action on behalf of the board of directors.	Authority to take Actions. The articles of incorporation or by-laws can establish certain actions that require the approval of more than a majority of directors.
Shareholder Meetings and Voting Rights
Quorum. The quorum for shareholder meetings must be set by the articles of incorporation or the by-laws. If the articles of incorporation and the notice for a given meeting so provide, if quorum is not met a new meeting can be immediately called and quorum shall consist of those present at such new meeting.
Quorum. For stock corporations, the articles of incorporation or bylaws may specify the number to constitute a quorum but in no event shall a quorum consist of less than one-third of shares entitled to vote at a meeting. In the absence of such specifications, a majority of shares entitled to vote shall constitute a quorum.

Panama	Delaware
Action by Written Consent. Panamanian law does not permit shareholder action without formally calling a meeting.	Action by Written Consent. Unless otherwise provided in the articles of incorporation, any action required or permitted to be taken at any annual meeting or special meeting of stockholders of a corporation may be taken without a meeting, without prior notice and without a vote, if a consent or consents in writing, setting forth the action to be so taken, is signed by the holders of outstanding shares having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and noted.
Other Shareholder Rights
Shareholder Proposals. Shareholders representing 5% of the issued and outstanding capital of the corporation have the right to require a judge to call a general shareholders’ meeting and to propose the matters for vote.
Shareholder Proposals. Delaware law does not specifically grant shareholders the right to bring business before an annual or special meeting. If a Delaware corporation is subject to the SEC’s proxy rules, a shareholder who owns at least $2,000 in market value, or 1% of the corporation’s securities entitled to vote, may propose a matter for a vote at an annual or special meeting in accordance with those rules.
Appraisal Rights. Shareholders of Panamanian corporation do not have the right to demand payment in cash of the judicially determined fair value of their shares in connection with a merger or consolidation involving the corporation. Nevertheless, in a merger, the majority of shareholders could approve the total or partial distribution of cash, instead of shares, of the surviving entity.
Appraisal Rights. Delaware law affords shareholders in certain cases the right to demand payment in cash of the judicially-determined fair value of their shares in connection with a merger or consolidation involving their corporation. However, no appraisal rights are available if, among other things and subject to certain exceptions, such shares were listed on a national securities exchange or designated national market system or such shares were held of record by more than 2,000 holders.
Shareholder Derivative Actions. Any shareholder, with the consent of the majority of the shareholders, can sue on behalf of the corporation, the directors of the corporation for a breach of their duties of care and loyalty to the corporation or a violation of the law, the articles of incorporation or the by-laws.
Shareholder Derivative Actions. Subject to certain requirements that a shareholder make prior demand on the board of directors or have an excuse not to make such demand, a shareholder may bring a derivative action on behalf of the corporation to enforce the rights of the corporation against officers, directors and third parties. An individual may also commence a class action suit on behalf of himself and other similarly-situated stockholders if the requirements for maintaining a class action under the Delaware General Corporation Law have been met. Subject to equitable principles, a three-year period of limitations generally applies to such shareholder suits against officers and directors.

Panama	Delaware
Inspection of Corporate Records. Shareholders representing at least 5% of the issued and outstanding shares of the corporation have the right to require a judge to appoint an independent auditor to examine the corporate accounting books, the background of the company’s incorporation or its operation.
Inspection of Corporate Records. A shareholder may inspect or obtain copies of a corporation’s shareholder list and its other books and records for any purpose reasonably related to a person’s interest as a shareholder.
Anti-takeover Provisions
Panamanian corporations may include in their articles of incorporation or by-laws classified board and super-majority provisions.	Delaware corporations may have a classified board, super-majority voting and shareholders’ rights plan.
Panamanian corporation law’s anti-takeover provisions apply only to companies that are(1) registered with the CNV for a period of six months before the public offering,(2) have over 3,000 shareholders, and(3) have a permanent office in Panama with full time employees and investments in the country for more than $1,000,000.
Unless Delaware corporations specifically elect otherwise, Delaware corporations may not enter into a “business combination,” including mergers, sales and leases of assets, issuances of securities and similar transactions, with an “interested stockholder,” or one that beneficially owns 15% or more of a corporation’s voting stock, within three years of such person becoming an interested shareholder unless:
These provisions are triggered when a buyer makes a public offer to acquire 5% or more of any class of shares with a market value of at least $5,000,000. In sum, the buyer must deliver to the corporation a complete and accurate statement that includes(1) the name of the company, the number of the shares that the buyer intends to acquire and the purchase price;(2) the identity and background of the person acquiring the shares;(3) the source and amount of the funds or other goods that will be used to pay the purchase price;(4) the plans or project the buyer has once it has acquired the control of the company;(5) the number of shares of the company that the buyer already has or is a beneficiary of and those owned by any of its directors, officers, subsidiaries, or partners or the same, and any transactions made regarding the shares in the last 60 days;(6) contracts, agreements, business relations or negotiations regarding securities issued by the company in which the buyer is a party;(7) contract, agreements, business relations or negotiations between the buyer and any director, officer or beneficiary of the securities; and(8) any other significant information. This declaration will be accompanied by, among other things, a copy of the buyer’s financial statements.
(1) the transaction that will cause the person to become an interested shareholder is approved by the board of directors of the target prior to the transactions;

(2) after the completion of the transaction in which the person becomes an interested shareholder, the interested shareholder holds at least 85% of the voting stock of the corporation not including shares owned by persons who are directors and also officers of interested shareholders and shares owned by specified employee benefit plans; or

(3) after the person becomes an interested shareholder, the business combination is approved by the board of directors of the corporation and holders of at least 66.67% of the outstanding voting stock, excluding shares held by the interested shareholder.

Panama	Delaware
If the board of directors believes that the statement does not contain all required information or that the statement is inaccurate, the board of directors must send the statement to the CNV within 45 days from the buyer’s initial delivery of the statement to the CNV. The CNV may then hold a public hearing to determine if the information is accurate and complete and if the buyer has complied with the legal requirements. The CNV may also start an inquiry into the case, having the power to decide whether or not the offer may be made.

Regardless of the above, the board of directors has the authority to submit the offer to the consideration of the shareholders. The board should only convene a shareholders’ meeting when it deems the statement delivered by the offeror to be complete and accurate. If convened, the shareholders’ meeting should take place within the next 30 days. At the shareholders’ meeting, two-thirds of the holders of the issued and outstanding shares of each class of shares of the corporation with a right to vote must approve the offer and the offer is to be executed within 60 days from the shareholders’ approval. If the board decides not to convene the shareholders’ meeting within 15 days following the receipt of a complete and accurate statement from the offeror, shares may then be purchased. In all cases, the purchase of shares can take place only if it is not prohibited by an administrative or judicial order or injunction.

The law also establishes some actions or recourses of the sellers against the buyer in cases the offer is made in contravention of the law.
Previously Acquired Rights
In no event can the vote of the majority shareholders deprive the shareholders of a corporation of previously-acquired rights. Panamanian jurisprudence and doctrine has established that the majority shareholders cannot amend the articles of incorporation and deprive minority shareholders of previously-acquired rights nor impose upon them an agreement that is contrary to those articles of incorporation.
No comparable provisions exist under Delaware law.

Panama	Delaware
Once a share is issued, the shareholders become entitled to the rights established in the articles of incorporation and such rights cannot be taken away, diminished nor extinguished without the express consent of the shareholders entitled to such rights. If by amending the articles of incorporation, the rights granted to a class of shareholders is somehow altered or modified to their disadvantage, those shareholders will need to approve the amendment unanimously.

C. Material Contracts
          Commercial Agreements with Continental Airlines
          Our alliance relationship with Continental is governed by several interrelated agreements. We have amended and restated each of these agreements and extended them through 2015 in connection with our initial public offering in December 2005.
          Alliance Agreement between Continental and Copa Airlines. Under the alliance agreement, both airlines agreement to continue their codesharing relationship with extensions as they feel are appropriate and to work to maintain our antitrust immunity with the DOT. In order to support the codesharing relationship, the alliance agreement also contains provisions mandating a continued frequent flyer relationship between the airlines, setting minimum levels of quality of service for the airlines and encouraging cooperation in marketing and other operational initiatives.
          Services Agreement between Continental and Copa Airlines. Under the services agreement, both airlines agree to provide to each other certain services over the course of the agreement at the providing carrier’s incremental cost, subject to certain limitations. Services covered under the agreement include consolidating purchasing power for equipment purchases and insurance coverage, sharing management information systems, pooling maintenance programs and inventory management, joint training and employee exchanges, sharing the benefits of other purchase contracts for goods and services, telecommunications and other services.
          Frequent Flyer Participation Agreement between Continental and Copa Airlines. Under the frequent flyer participation agreement, we participate in Continental’s OnePass frequent flyer global program and on a co-branded basis in Latin America. Customers in the program receive credit for flying on segments operated by us, which can be redeemed for award travel on flights and those of other partner airlines. The agreement also governs joint marketing agreements under the program, settlement procedures between the airlines and revenue-sharing under bank card affinity relationships.
          Trademark License Agreement between Continental and Copa Airlines. Under the trademark license agreement, Copa has the right to use a logo incorporating a globe design that is similar to the globe design of Continental’s logo. Copa also has the right to use Continental’s trade dress, aircraft livery and certain other Continental marks under the agreement that allow us to more closely align our overall product with our alliance partner.
          Aircraft General Terms Agreement between The Boeing Company and Copa Airlines
          In 1998, Copa entered into an agreement with the Boeing Company for the purchase of aircraft, installation of buyer furnished equipment provided by Copa, customer support services and product assurance. In addition to the aircraft supplied, The Boeing Company will provide maintenance training and flight training programs, as well as operations engineering support. The agreement has been amended several times since then, most recently in May 2006.

          Purchase Agreement between Empresa Brasileira de Aeronautica, S.A. and Copa Holdings, S.A.
          In February 2006, we entered into a purchase agreement with Empresa Brasileira de Aeronautica, S.A (Embraer) for the purchase of aircraft, customer support services and technical publications.
D. Exchange Controls
          There are currently no Panamanian restrictions on the export or import of capital, including foreign exchange controls, and no restrictions on the payment of dividends or interest, nor are there limitations on the rights of foreign stockholders to hold or vote stock.
E. Taxation
United States
          The following summary describes the material United States federal income tax consequences of the ownership and disposition of our Class A shares as of the date hereof. The discussion set forth below is applicable to United States Holders (as defined below) that hold our Class A shares as capital assets for United States federal income tax purposes (generally, property held for investment). This summary does not represent a detailed description of the United States federal income tax consequences applicable to you if you are subject to special treatment under the United States federal income tax laws, including if you are:
•	a bank;

•	a dealer in securities or currencies;

•	a financial institution;

•	a regulated investment company;

•	a real estate investment trust;

•	an insurance company;

•	a tax-exempt organization;

•	a person holding our Class A shares as part of a hedging, integrated or conversion transaction, a constructive sale or a straddle;

•	a trader in securities that has elected the mark-to-market method of accounting for your securities;

•	a person liable for alternative minimum tax;

•	a person who owns 10% or more of our voting stock;

•	a partnership or other pass-through entity for United States federal income tax purposes; or

•	a person whose “functional currency” is not the United States dollar.
          The discussion below is based upon the provisions of the Internal Revenue Code of 1986, as amended (the “Code”), and regulations, rulings and judicial decisions thereunder as of the date hereof, and such authorities may be replaced, revoked or modified so as to result in United States federal income tax consequences different from those discussed below. This discussion, to the extent that it states matters of United States federal income tax law or legal conclusions and subject to the qualifications herein, represents the opinion of Simpson Thacher & Bartlett LLP, our United States counsel.

          If a partnership holds our Class A shares, the tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. If you are a partner of a partnership holding our Class A shares, you should consult your tax advisors.
          If you are considering the purchase, ownership or disposition of our Class A shares, you should consult your own tax advisors concerning the United States federal income tax consequences to you in light of your particular situation as well as any consequences arising under the laws of any other taxing jurisdiction.
          As used herein, “United States Holder” means a holder of our Class A shares that is for United States federal income tax purposes:
•	an individual citizen or resident of the United States;

•	a corporation (or other entity treated as a corporation for United States federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to United States federal income taxation regardless of its source; or

•	a trust if it (1) is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person.
     Taxation of Dividends
          Distributions on the Class A shares (including amounts withheld to reflect Panamanian withholding taxes) will be taxable as dividends to the extent paid out of our current or accumulated earnings and profits, as determined under United States federal income tax principles. Such income (including withheld taxes) will be includable in your gross income as ordinary income on the day actually or constructively received by you. Such dividends will not be eligible for the dividends received deduction allowed to corporations.
          With respect to non-corporate United States investors, certain dividends received in taxable years beginning before January 1, 2011 from a qualified foreign corporation may be subject to reduced rates of taxation. A foreign corporation generally is treated as a qualified foreign corporation with respect to dividends paid by that corporation on shares that are readily tradable on an established securities market in the United States. United States Treasury Department guidance indicates that our Class A shares, which are listed on the NYSE, are readily tradable on an established securities market in the United States. There can be no assurance, however, that our Class A shares will be considered readily tradable on an established securities market in later years. Non-corporate holders that do not meet a minimum holding period requirement during which they are not protected from the risk of loss or that elect to treat the dividend income as “investment income” pursuant to Section 163(d)(4) of the Code will not be eligible for the reduced rates of taxation regardless of our status as a qualified foreign corporation. In addition, the rate reduction will not apply to dividends if the recipient of a dividend is obligated to make related payments with respect to positions in substantially similar or related property. This disallowance applies even if the minimum holding period has been met. You should consult your own tax advisors regarding the application of these rules to your particular circumstances.
          Subject to certain conditions and limitations, Panamanian withholding taxes on dividends may be treated as foreign taxes eligible for credit against your United States federal income tax liability. For purposes of calculating the foreign tax credit, dividends paid on the Class A shares will be treated as income from sources outside the United States and will generally constitute passive income. Further, in certain circumstances, if you:
•	have held Class A shares for less than a specified minimum period during which you are not protected from risk of loss, or

•	are obligated to make payments related to the dividends,

          you will not be allowed a foreign tax credit for foreign taxes imposed on dividends paid on the Class A shares. The rules governing the foreign tax credit are complex. You are urged to consult your tax advisors regarding the availability of the foreign tax credit under your particular circumstances.
          To the extent that the amount of any distribution exceeds our current and accumulated earnings and profits for a taxable year, as determined under United States federal income tax principles, the distribution will first be treated as a tax-free return of capital, causing a reduction in the adjusted basis of the Class A shares (thereby increasing the amount of gain, or decreasing the amount of loss, to be recognized by you on a subsequent disposition of the Class A shares), and the balance in excess of adjusted basis will be taxed as capital gain recognized on a sale or exchange (as discussed below under “—Taxation of Capital Gains”). Consequently, such distributions in excess of our current and accumulated earnings and profits would generally not give rise to foreign source income and you would generally not be able to use the foreign tax credit arising from any Panamanian withholding tax imposed on such distributions unless such credit can be applied (subject to applicable limitations) against United States federal income tax due on other foreign source income in the appropriate category for foreign tax credit purposes. However, we do not intend to keep earnings and profits in accordance with United States federal income tax principles. Therefore, you should expect that a distribution will generally be treated as a dividend (as discussed above).
     Passive Foreign Investment Company
          We do not believe that we are a passive foreign investment company (a “PFIC”) for United States federal income tax purposes (or that we were one in 2005), and we expect to operate in such a manner so as not to become a PFIC. If, however, we are or become a PFIC, you could be subject to additional United States federal income taxes on gain recognized with respect to the Class A shares and on certain distributions, plus an interest charge on certain taxes treated as having been deferred under the PFIC rules. Further, non-corporate United States Holders will not be eligible for reduced rates of taxation on any dividends received from us in taxable years beginning prior to January 1, 2011, if we are a PFIC in the taxable year in which such dividends are paid or the preceding taxable year. Our United States counsel expresses no opinion with respect to our statements of belief and expectation contained in this paragraph.
     Taxation of Capital Gains
          For United States federal income tax purposes, you will recognize taxable gain or loss on any sale, exchange or redemption of a Class A share in an amount equal to the difference between the amount realized for the Class A share and your tax basis in the Class A share. Such gain or loss will generally be capital gain or loss. Capital gains of individuals derived with respect to capital assets held for more than one year are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations. Any gain or loss recognized by you will generally be treated as United States source gain or loss.
     Information reporting and backup withholding
          In general, information reporting will apply to dividends in respect of our Class A shares and the proceeds from the sale, exchange or redemption of our Class A shares that are paid to you within the United States (and in certain cases, outside the United States), unless you are an exempt recipient such as a corporation. A backup withholding tax may apply to such payments if you fail to provide a taxpayer identification number or certification of other exempt status or fail to report in full dividend and interest income.
          Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against your United States federal income tax liability provided the required information is timely furnished to the Internal Revenue Service.
Panamanian Taxation
          The following is a discussion of the material Panamanian tax considerations to holders of Class A shares under Panamanian tax law, and is based upon the tax laws and regulations in force and effect as of the date hereof, which may be subject to change. This discussion, to the extent it states matters of Panamanian tax law or legal conclusions and subject to the qualifications herein, represents the opinion of Galindo, Arias & Lopez, our Panamanian counsel.
     General principles
          Panama’s income tax regime is based on territoriality principles, which define taxable income only as that revenue which is generated from a source within the Republic of Panama, or for services rendered outside of Panama, but which, by their nature, are intended to directly benefit the local commercial activities of individuals or corporations which operate within its territory. Said taxation principles have governed the Panamanian fiscal regime for decades, and have been upheld through judicial and administrative precedent.
     Taxation of dividends
          Distributions by Panamanian corporations, whether in the form of cash, stock or other property, are subject to a 10% withholding tax for the portion of the distribution that is attributable to Panamanian sourced income, as defined pursuant to the territoriality principles that govern Panamanian tax law. Distributions made by a holding company which correspond to dividends paid by its subsidiary for which the dividend tax was paid, are not subject to any further withholding under Panamanian law. Therefore, distributions on the Class A shares being offered would not be subject to withholding taxes to the extent that said distributions are attributable to dividends received from any of our subsidiaries.
     Taxation of capital gains
          As long as the Class A shares are registered with the CNV and are sold through an organized market, Panamanian taxes on capital gains will not apply either to Panamanians or other countries’ nationals. As part of this offering process, we will register the Class A shares, with both the New York Stock Exchange and the CNV.
     Other Panamanian taxes
          There are no estate, gift or other taxes imposed by the Panamanian government that would affect a holder of the Class A shares, whether such holder were Panamanian or a national of another country.
F. Dividends and Paying Agents
          Not applicable.
G. Statement by Experts
          Not applicable.
H. Documents on Display
          We are subject to the informational requirements of the U.S. Securities Exchange Act of 1934, which is also known as the Exchange Act. Accordingly, we are required to file reports and other information with the Commission, including annual reports on Form 20-F and reports on Form 6-K. You may inspect and copy reports and other information to be filed with the Commission at the Public Reference Room of the Commission at 100 F Street, N.W., Washington D.C. 20549, and copies of the materials may be obtained there at prescribed rates. The public may obtain information on the operation of the Commission’s Public Reference Room by calling the Commission in the United States at 1-800-SEC-0330. In addition, the Commission maintains a website at www.sec.gov, from which you can electronically access the registration statement and its materials.
          As a foreign private issuer, we are not subject to the same disclosure requirements as a domestic U.S. registrant under the Exchange Act. For example, we are not required to prepare and issue quarterly reports. However, we furnish our shareholders with annual reports containing financial statements audited by our independent auditors and make available to our shareholders quarterly reports containing unaudited financial data for the first three quarters of each fiscal year. We file quarterly financial statements with the SEC within two months of the first three quarters of our fiscal year, and we file annual reports on Form 20-F within the time period required by the SEC, which is currently six months from December 31, the end of our fiscal year.

I. Subsidiary Information
          Not applicable.
Item 11. Quantitative and Qualitative Disclosures about Market Risk
          The risks inherent in our business are the potential losses arising from adverse changes to the price of fuel, interest rates and the U.S. dollar exchange rate.
          Aircraft Fuel. Our results of operations are affected by changes in the price and availability of aircraft fuel. To manage the price risk, we use crude oil option contracts, zero cost collars and swap agreements. Market risk is estimated as a hypothetical 10% increase in the December 31, 2005 cost per gallon of fuel. Based on projected 2006 fuel consumption, such an increase would result in an increase to aircraft fuel expense of approximately $17.6 million in 2006, not taking into account our derivative contracts. We currently have hedged approximately 13% of Copa’s projected 2006 fuel requirements and 5% of Copa’s projected fuel consumption from January 1, 2007 to May 31, 2007. All existing hedge contracts settle by May 2007. We may enter into additional hedging agreements in the future to reduce volatility in our fuel expenses.
          Interest. Our earnings are affected by changes in interest rates due to the impact those changes have on interest expense from variable-rate debt instruments and operating leases and on interest income generated from our cash and investment balances. If interest rates average 10% more in 2006 than they did during 2005, our interest expense would increase by approximately $0.6 million and the fair value of our debt would decrease by approximately $5.8 million. If interest rates average 10% less in 2006 than they did in 2005, our interest income from cash equivalents would decrease by approximately $0.4 million and the fair value of our debt would increase by approximately $6.1 million. These amounts are determined by considering the impact of the hypothetical interest rates on our variable-rate debt and cash equivalent balances at December 31, 2005.
          Foreign Currencies. The majority of our obligations are denominated in U.S. dollars. Since Panama uses the U.S. dollar as legal tender, the majority of our operating expenses are also denominated in U.S. dollars. Our foreign exchange risk is limited as approximately 42% of our revenues are in U.S. dollars. While a significant part of our revenues are in foreign currency, no single currency represented more than 6% of our operating revenues in 2005, except for the Colombian Peso which represented 24%. Generally, our exposure to most of these foreign currencies is limited to the period of up to two weeks between the completion of a sale and the repatriation to Panama in dollars.
2005 Revenues and Expenses Breakdown by Currency

	Revenue	Expense
Argentinian Peso	4.3%	2.5%
Brazilian Real	5.9%	3.0%
Colombian Peso	24.3%	12.6%
Costa Rican Colon	3.7%	1.8%
Mexican Peso	4.2%	2.0%
U.S. Dollar	42.2%	71.9%
Venezuelan Bolivar	3.9%	1.7%
Other(1)	11.6%	4.5%

(1)	Chilean Peso, Dominican Peso, Guatemalan Quetzal, Jamaican Dollar, Honduran Lempira, Haitian Gourde.
          As a result of the acquisition of AeroRepública in April 2005, we have an increased exposure to the Colombian Peso than that noted in the table above. AeroRepública’s revenues from April 22, 2005 to December 31, 2005 represent 16.9% of total consolidated revenues.
Item 12. Description of Securities Other than Equity Securities
          Not applicable.

PART II
Item 13. Defaults, Dividend Arrearages and Delinquencies
          None.
Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds
          None.
Item 15. Controls and Procedures
Disclosure controls and procedures
          Disclosure controls and procedures are designed to ensure that information required to be disclosed by the Company in reports filed or submitted under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms. We carried out an evaluation under the supervision of our management, including our chief executive officer and chief financial officer, of the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2005. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures were not effective as of December 31, 2005, due to a material weakness (as defined under standards established by the Public Company Accounting Oversight Board) in our internal controls over financial reporting. A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of our annual or interim financial statements will not be prevented or detected.
          Specifically, we found that we did not have appropriate expertise in U.S. GAAP accounting and reporting among our financial and accounting staff to prepare our periodic financial statements without needing to make material corrective adjustments and footnote revisions when those statements are audited or reviewed. In light of this material weakness, in preparing the financial statements included in this annual report, we performed additional analyses and other post-closing procedures in the course of preparing our financial statements and related footnotes in accordance with U.S. GAAP.
          Pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, beginning with our Annual Report on Form 20-F for the fiscal year ending December 31, 2006, we will be required to furnish a report by our management on our internal control over financial reporting. This report will contain, among other matters, an assessment of the effectiveness of our internal controls over financial reporting as of the end of the fiscal year, including a statement as to whether or not our internal controls over financial reporting are effective.
Changes in internal control
          On April 22, 2005, we acquired a controlling ownership interest in AeroRepública. AeroRepública’s assets and liabilities, and the results of its operations, have been included in our consolidated financial statements beginning April 22, 2005. Also, to remedy the material weakness described above, we contracted additional accounting personnel with experience in preparing financial statements under U.S. GAAP and engaged an internationally recognized accounting firm to assist us in developing our procedures. These matters had a material effect on our internal control over financial reporting during the period covered by this report.
          Additionally, our management, under the supervision of our audit committee, is developing other plans to prepare for our compliance with the requirements of Section 404.

Item 16. Reserved
Item 16A. Audit Committee Financial Expert
          Our board of directors has determined that Mr. José Castañeda qualifies as an “audit committee financial expert” as defined by current SEC rules and meets the independence requirements of the SEC and the NYSE listing standards. For a discussion of the role of our audit committee, see “Item 6C. Board Practices—Audit Committee.”
Item 16B. Code of Ethics
          Our board of directors has adopted a Code of Business Conduct and Ethics applicable to our directors, officers, employees and consultants. The Code of Business Conduct and Ethics can be found at www.copaair.com under the heading “Investor Relations—Corporate Governance.” Information found at this website is not incorporated by reference into this document.
Item 16C. Principal Accountant Fees and Services
          The following table sets forth by category of service the total fees for services performed by Ernst & Young during the fiscal years ended December 31, 2004 and 2005:

	2004	2005
Audit Fees	$95,000	$1,717,003
Audit-Related Fees	—	—
Tax Fees	—	—
All Other Fees	—	—
Total	$95,000	$1,717,003
Audit Fees
          Audit fees included the audit of our annual financial statements and approximately $1.2 million related to services rendered in connection with our initial public offering in December 2005. These services included the review of our quarterly reports in 2005 as well as other accounting consultations related to and the application of U.S. GAAP.
Audit-Related Fees
           There were no audit-related fees for 2005.

Tax Fees
          There were no tax fees.
All Other Fees
          There were no other fees for services performed by Ernst & Young during the fiscal years ended December 31, 2004 and 2005.
Pre-Approval Policies and Procedures
          Our audit committee approves all audit, audit-related services, tax services and other services provided by Ernst & Young. Any services provided by Ernst & Young that are not specifically included within the scope of the audit must be pre-approved by the audit committee in advance of any engagement. Pursuant to Rule 2-01 of Regulation S-X, audit committees are permitted to approve certain fees for audit-related services, tax services and other services pursuant to a de minimis exception prior to the completion of an audit engagement. In 2005, none of the fees paid to Ernst & Young were approved pursuant to the de minimis exception.
Item 16D. Exemptions from the Listing Standards for Audit Committees
          The NYSE listing standards mandated by Rule 10A-3(b) of the Securities Exchange Act (which require, among other things, that each member of the audit committee of a listed company be independent) is operative with respect to foreign private issuers, including us. Between December 14, 2005 and the first anniversary of our IPO on December 14, 2006, an exemption set forth in Exchange Act Rule 10A-3(b)(1)(iv)(A) from compliance with the independence requirements is available to us. Two out of our three audit committee members are currently independent. We expect to appoint a third independent audit committee member before the first anniversary of our IPO.
Item 16E. Purchase of Equity Securities by the Issuer and Affiliated Purchasers
          None.
PART III
Item 17. Financial Statements
          See “Item 18. Financial Statements.”
Item 18. Financial Statements
          See our consolidated financial statements beginning on Page F-1.
Item 19. Exhibits

1.1**	English translation of the Articles of Incorporation (Pacto Social) of the Registrant
2.1*	Form of Second Amended and Restated Shareholders’ Agreement among Copa Holdings, S.A., Corporación de Inversiones Aéreas, S.A. and Continental Airlines, Inc.
2.2*	Form of Amended and Restated Registration Rights Agreement among Copa Holdings, S.A., Corporación de Inversiones Aéreas, S.A. and Continental Airlines, Inc.
10.1**†	Aircraft Lease Agreement, dated as of October 1, 1998, between First Security Bank and Compañía Panameña de Aviación, S.A., in respect of Boeing Model 737-71Q Aircraft, Serial No. 29047
10.2**†	Letter Agreement dated as of November 6, 1998 amending Aircraft Lease Agreement, dated October 1, 1998, between First Security Bank and Compañía Panameña de Aviación, S.A., in respect of One Boeing Model 737-71Q Aircraft, Manufacturer’s Serial No. 29047
10.3**†	Aircraft Lease Amendment Agreement dated as of May 21, 2004 to Aircraft Lease Agreement, dated October 1, 1998, between First Security Bank and Compañía Panameña de Aviación, S.A., in respect of Boeing Model 737-71Q Aircraft, Serial No. 29047
10.4**†	Aircraft Lease Agreement, dated as of October 1, 1998, between First Security Bank and Compañía Panameña de Aviación, S.A., in respect of Boeing Model 737-71Q Aircraft, Serial No. 29048
10.5**†	Letter Agreement dated as of November 6, 1998 amending Aircraft Lease Agreement, dated as of October 1, 1998, between First Security Bank and Compañía Panameña de Aviación, S.A., in respect of Boeing Model 737-71Q Aircraft, Serial No. 29048

10.6**†	Aircraft Lease Amendment Agreement dated as of May 21, 2003 to Aircraft Lease Agreement, dated October 1, 1998, between First Security Bank and Compañía Panameña de Aviación, S.A., in respect of Boeing Model 737-71Q Aircraft, Serial No. 29048
10.7**†	Aircraft Lease Agreement, dated as of November 18, 1998, between Aviation Financial Services Inc. and Compañía Panameña de Aviación, S.A., Boeing Model 737-700 Aircraft, Serial No. 28607
10.8**†	Letter Agreement No. 1 dated as of November 18, 1998 to Aircraft Lease Agreement, dated November 18, 1998, between Aviation Financial Services Inc. and Compañía Panameña de Aviación, S.A., Boeing Model 737-700 Aircraft, Serial No. 28607
10.9**†	Letter Agreement No. 2 dated as of March 8, 1999 to Aircraft Lease Agreement, dated November 18, 1998, between Aviation Financial Services Inc. and Compañía Panameña de Aviación, S.A., Boeing Model 737-700 Aircraft, Serial No. 28607
10.10**†	Lease Extension and Amendment Agreement dated as of April 30, 2003, to Aircraft Lease Agreement, dated November 18, 1998, between Aviation Financial Services Inc. and Compañía Panameña de Aviación, S.A., Boeing Model 737-700 Aircraft, Serial No. 28607
10.11**†	Aircraft Lease Agreement, dated as of November 18, 1998, between Aviation Financial Services Inc. and Compañía Panameña de Aviación, S.A., Boeing Model 737-700 Aircraft, Serial No. 30049
10.12**†	Letter Agreement No. 1 dated as of November 18, 1998 to Aircraft Lease Agreement, dated November 18, 1998, between Aviation Financial Services Inc. and Compañía Panameña de Aviación, S.A., Boeing Model 737-700 Aircraft, Serial No. 30049
10.13**†	Letter Agreement No. 2 dated as of March 8, 1999 to Aircraft Lease Agreement, dated November 18, 1998, between Aviation Financial Services Inc. and Compañía Panameña de Aviación, S.A., Boeing Model 737-700 Aircraft, Serial No. 30049
10.14**†	Lease Extension and Amendment Agreement dated as of April 30, 2003, to Aircraft Lease Agreement, dated November 18, 1998, between Aviation Financial Services Inc. and Compañía Panameña de Aviación, S.A., Boeing Model 737-700 Aircraft, Serial No. 30049
10.15**†	Aircraft Lease Agreement, dated as of November 30, 2003, between International Lease Finance Corporation and Compañía Panameña de Aviación, S.A., New B737-700 or 800, Serial No. 30676
10.16**†	Aircraft Lease Agreement, dated as of March 4, 2004, between International Lease Finance Corporation and Compañía Panameña de Aviación, S.A., New B737-700 or 800, Serial No. 32800
10.17**†	Aircraft Lease Agreement dated as of December 23, 2004, between Wells Fargo Bank Northwest, N.A. and Compañía Panameña de Aviación, S.A., in respect of Boeing B737-800 Aircraft, Serial No. 29670
10.18**†	Embraer 190LR Purchase Agreement DCT-006/2003 dated as of May 2003 between Embraer— Empresa Brasileira de Aeronáutica S.A. and Regional Aircraft Holdings Ltd.
10.19**†	Letter Agreement DCT-007/2003 between Embraer—Empresa Brasileira de Aeronáutica S.A. and Regional Aircraft Holdings Ltd., relating to Purchase Agreement DCT-006/2003
10.20**†	Letter Agreement DCT-008/2003 between Embraer—Empresa Brasileira de Aeronáutica S.A. and Regional Aircraft Holdings Ltd., relating to Purchase Agreement DCT-006/2003
10.21*†	Embraer 190 Purchase Agreement COM 0028-06 dated February 2006 between Embraer—Empresa Brasileira de Aeronáutica S.A. and Copa Holdings, S.A. relating to Embraer 190LR aircraft
10.22*†	Letter Agreement COM 0029-06 to the Embraer Agreement dated February 2006 between Embraer—Empresa Brasileira de Aeronáutica S.A. and Copa Holdings, S.A. relating to Embraer 190LR aircraft
10.23**†	Aircraft General Terms Agreement, dated November 25, 1998, between The Boeing Company and Copa Holdings, S.A.
10.24**†	Purchase Agreement Number 2191, dated November 25, 1998, between The Boeing Company and Copa Holdings, S.A., Inc. relating to Boeing Model 737-7V3 & 737-8V3 Aircraft
10.25**†	Supplemental Agreement No. 1 dated as of June 29, 2001 to Purchase Agreement Number 2191 between The Boeing Company and Copa Holdings, S.A.
10.26**†	Supplemental Agreement No. 2 dated as of December 21, 2001 to Purchase Agreement Number 2191 between The Boeing Company and Copa Holdings, S.A.
10.27**†	Supplemental Agreement No. 3 dated as of June 14, 2002 to Purchase Agreement Number 2191 between The Boeing Company and Copa Holdings, S.A.
10.28**†	Supplemental Agreement No. 4 dated as of December 20, 2002 to Purchase Agreement Number 2191 between The Boeing Company and Copa Holdings, S.A.
10.29**†	Supplemental Agreement No. 5 dated as of October 31, 2003 to Purchase Agreement Number 2191 between The Boeing Company and Copa Holdings, S.A.
10.30**†	Supplemental Agreement No. 6 dated as of September 9, 2004 to Purchase Agreement Number 2191 between The Boeing Company and Copa Holdings, S.A.
10.31**†	Supplemental Agreement No. 7 dated as of December 9, 2004 to Purchase Agreement Number 2191 between The Boeing Company and Copa Holdings, S.A.
10.32**†	Supplemental Agreement No. 8 dated as of April 15, 2005 to Purchase Agreement Number 2191 between The Boeing Company and Copa Holdings, S.A.
10.33*†	Supplemental Agreement No. 9 dated as of March 16, 2006 to the Boeing Purchase Agreement Number 2191 dated November 25, 1998 between the Boeing Company and Copa Holdings, S.A.
10.34*†	Supplemental Agreement No. 10 dated as of May 8, 2006 to the Boeing Purchase Agreement Number 2191 dated November 25, 1998 between the Boeing Company and Copa Holdings, S.A.
10.35**†	Maintenance Cost per Hour Engine Service Agreement, dated March 5, 2003, between G.E. Engine Services, Inc. and Copa Holdings, S.A.
10.36**†	English translation of Aviation Fuel Supply Agreement, dated July 18, 2005, between Petróleos Delta, S.A. and Compañía Panameña de Aviación, S.A.
10.37**	Form of Guaranteed Loan Agreement
10.38**	Form of Amended and Restated Alliance Agreement between Continental Airlines, Inc. and Compañía Panameña de Aviación, S.A.
10.39**	Form of Amended and Restated Services Agreement between Continental Airlines, Inc. and Compañía Panameña de Aviación, S.A.
10.40**	Form of Amended and Restated Frequent Flyer Program Participation Agreement
10.41**	Form of Copa Holdings, S.A. 2005 Stock Incentive Plan
10.42**	Form of Copa Holdings, S.A. Restricted Stock Award Agreement
10.43**	Form of Indemnification Agreement with the Registrant’s directors
12.1	Rule 13a-14(a)/15d-14(a) Certification of Chief Executive Officer
12.2	Rule 13a-14(a)/15d-14(a) Certification of Chief Financial Officer
13.1	Section 1350 Certification of Chief Executive Officer
13.2	Section 1350 Certification of Chief Financial Officer
21.1**	Subsidiaries of the Registrant

*	Previously filed with the SEC as an exhibit and incorporated by reference from our Registration Statement on Form F-1, filed June 15, 2006, File No. 333-135031.

**	Previously filed with the SEC as an exhibit and incorporated by reference from our Registration Statement on Form F-1, filed November 28, 2005, as amended on December 1, 2005 and December 13, 2005, File No. 333-

129967.

†	The Registrant was granted confidential treatment for portions of this exhibit.

SIGNATURES
          The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

COPA HOLDINGS, S.A.
By:	/s/ PEDRO HEILBRON
	Name:	Pedro Heilbron
	Title:	Chief Executive Officer

Dated: June 30, 2006

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

THE BOARD OF DIRECTORS AND SHAREHOLDERS
COPA HOLDINGS, S. A.

We have audited the accompanying consolidated balance sheets of Copa Holdings, S. A. and its subsidiaries (“the Company”) as of December 31, 2005 and 2004, and the related consolidated statements of income, shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2005. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries at December 31, 2005 and 2004, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2005, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst and Young

Panama City, Republic of Panama
April 28, 2006

COPA HOLDINGS, S. A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	As of December 31,
	2005	2004
	(In US$ thousands, except share and per share data)

ASSETS
Current Assets:
Cash and cash equivalents	$94,106	$99,666
Short-term investments	20,384	11,277

Total cash, cash equivalents and short-term investments	114,490	110,943
Accounts receivable, net of allowance for doubtful accounts of $4,911 and $2,622 as of December 31, 2005 and 2004, respectively	49,044	27,706
Accounts receivable from related parties	448	—
Expendable parts and supplies, net of allowance for obsolescence of $9 and $1,739 as of December 31, 2005 and 2004, respectively	4,070	2,333
Prepaid expenses	13,502	8,403
Other current assets	3,239	2,702

Total Current Assets	184,793	152,087
Long-term Investments	26,175	3,948
Property and Equipment:
Owned property and equipment:
Flight equipment	628,876	593,825
Other	35,899	27,233

	664,775	621,058
Less: Accumulated depreciation	(79,985)	(87,037)

	584,790	534,021
Purchase deposits for flight equipment	52,753	7,190

Total Property and Equipment	637,543	541,211
Other Assets:
Prepaid pension asset	1,261	1,153
Goodwill	20,512	—
Other intangible asset	31,298	—
Other assets, net	15,330	3,651

Total Other Assets	68,401	4,804

Total Assets	$916,912	$702,050

COPA HOLDINGS, S. A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS—(Continued)

	As of December 31,
	2005	2004
	(In US$ thousands, except share and per share data)

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities:
Current maturities of long-term debt	$67,905	$30,573
Accounts payable	44,848	25,335
Accounts payable to related parties	7,750	3,733
Air traffic liability	85,673	53,423
Taxes and interest payable	27,450	16,269
Accrued expenses payable	14,780	12,848
Other current liabilities	5,573	830

Total Current Liabilities	253,979	143,011
Non-Current Liabilities:
Long-term debt	402,954	380,827
Post employment benefits liability	1,283	1,158
Other long-term liabilities	8,790	1,310
Deferred tax liabilities	4,039	1,589

Total Non-Current Liabilities	417,066	384,884

Total Liabilities	671,045	527,895

Shareholders’ Equity:
Class A common stock—30,034,375 shares authorized, issued, and outstanding	19,813	19,813
Class B common stock—12,778,125 shares authorized, issued, and outstanding	9,410	9,410
Retained earnings	217,862	144,932
Accumulated other comprehensive loss	(1,218)	—

Total Shareholders’ Equity	245,867	174,155

Total Liabilities and Shareholders’ Equity	$916,912	$702,050

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

COPA HOLDINGS, S. A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

	Year Ended December 31,
	2005	2004	2003
	(In US$ thousands, except share and per share data)

Operating Revenue:
Passenger revenue	$565,131	$364,611	$311,683
Cargo, mail and other	43,443	35,226	30,106

	608,574	399,837	341,789
Operating Expenses:
Aircraft fuel	149,303	62,549	48,512
Salaries and benefits	69,730	51,701	45,254
Passenger servicing	50,622	39,222	36,879
Commissions	45,087	29,073	27,681
Maintenance, material and repairs	32,505	19,742	20,354
Reservations and sales	29,213	22,118	18,011
Aircraft rentals	27,631	14,445	16,686
Flight operations	24,943	17,904	15,976
Depreciation	19,857	19,279	14,040
Landing fees and other rentals	17,909	12,155	10,551
Other	32,622	29,306	25,977
Fleet impairment charges	—	—	3,572

	499,422	317,494	283,493

Operating Income	109,152	82,343	58,296
Non-operating Income (Expense):
Interest expense	(21,629)	(16,488)	(11,613)
Interest capitalized	1,089	963	2,009
Interest income	3,584	1,423	887
Other, net	395	6,063	2,554

	(16,561)	(8,039)	(6,163)

Income before Income Taxes	92,591	74,304	52,133
Provision for Income Taxes	9,592	5,732	3,644

Net Income	$82,999	$68,572	$48,489

Earnings per Share:
Basic and diluted	$1.94	$1.60	$1.13
Shares used for computation	42,812,500	42,812,500	42,812,500

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

COPA HOLDINGS, S. A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

						Accumulated
	Common Stock					Other
	(No-par value)		Issued Capital		Retained	Comprehensive
	Class A	Class B	Class A	Class B	Earnings	Loss	Total
	(In US$ thousands, except share and per share data)

At December 31, 2002	30,034,375	12,778,125	$19,813	$9,410	$37,871		$67,094
Net Income			—	—	48,489		48,489

At December 31, 2003	30,034,375	12,778,125	19,813	9,410	86,360	—	115,583
Net Income			—	—	68,572		68,572
Dividends declared			—	—	(10,000)		(10,000)

At December 31, 2004	30,034,375	12,778,125	19,813	9,410	144,932	—	174,155
Net Income			—	—	82,999	—	82,999
Other comprehensive loss:
Foreign currency translation			—	—	—	(1,218)	(1,218)

Total comprehensive income							81,781
Dividends Declared			—	—	(10,069)	—	(10,069)

At December 31, 2005	30,034,375	12,778,125	$19,813	$9,410	$217,862	$(1,218)	$245,867

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

COPA HOLDINGS, S. A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,
	2005	2004	2003
	(In US$ thousands)

Cash flows from operating activities
Net income	$82,999	$68,572	$48,489
Adjustments for:
Deferred income taxes	(885)	(519)	447
Depreciation	19,857	19,279	14,040
(Gain) / Loss on sale of property and equipment	(1,340)	(1,125)	—
Fleet impairment charge	—	—	3,572
Provision for doubtful accounts	812	1,026	2,154
Provision for obsolescence of expendable parts and supplies	3	6	938
Derivative instruments mark to market	(165)	945	(207)
Changes in:
Accounts receivable	(11,252)	2,287	(9,167)
Accounts receivable from related parties	(448)	—	—
Other current assets	278	(3,317)	(2,130)
Other assets	(9,321)	(1,430)	(402)
Accounts payable	(4,330)	25	295
Accounts payable to related parties	4,017	1,089	1,063
Air traffic liability	27,759	6,200	8,809
Other liabilities	11,105	5,013	5,578

Net cash provided by operating activities	119,089	98,051	73,479
Cash flows from investing activities
Acquisition of investments	(48,294)	(38,082)	—
Proceed from redemption of investments	20,658	30,639	19
Restricted cash	(3,698)	582	82
Advance payments on aircraft purchase contracts	(49,461)	(16,314)	(41,232)
Acquisition of property and equipment	(63,296)	(65,764)	(112,181)
Disposal of property and equipment	2,803	3,201	1,510
Purchase of AeroRepublica, net of acquired cash	(22,282)	—	—

Net cash flows used in investing activities	(163,570)	(85,738)	(151,802)
Cash flows from financing activities
Proceeds from loans and borrowings	68,416	101,198	140,732
Payments on loans and borrowings	(46,929)	(32,125)	(21,969)
Issuance of bonds	27,503	6,357	21,736
Redemption of bonds	—	(35,675)	(35,201)
Dividends declared and paid	(10,069)	(10,000)	—

Net cash flows provided by financing activities	38,921	29,755	105,298

	Year Ended December 31,
	2005	2004	2003
	(In US$ thousands)

Net (decrease) increase in cash and cash equivalents	(5,560)	42,068	26,975
Cash and cash equivalents at January 1st	99,666	57,598	30,623

Cash and cash equivalents at December 31	$94,106	$99,666	$57,598

Supplemental disclosure of cash flow information
Interest paid, net of amount capitalized	$21,126	$16,021	$10,449
Income taxes paid	7,411	4,286	2,400

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

COPA HOLDINGS, S. A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Corporate Information

Copa Holdings, S. A. (“the Company”) is a leading Latin American provider of international airline passenger and cargo services. The Company was incorporated according to the laws of the Republic of Panama. The Company owns 99.8% of the shares of Compañía Panameña de Aviación, S. A. (“Copa”), 100% of the shares of Oval Financial Leasing, Ltd. (“OVAL”), OPAC, S. A. (“OPAC”), and 99.7% of the shares of AeroRepública, S.A. (“AeroRepública”).

Copa, the Company’s core operation, is incorporated according to the laws of the Republic of Panama and provides international air transportation for passengers, cargo and mail. Copa operates from its Panama City hub in the Republic of Panama, from where it offers approximately 92 daily scheduled flights among 30 destinations in 20 countries in North, Central and South America and the Caribbean. Additionally, Copa provides passengers with access to flights to more than 120 other international destinations through codeshare agreements with Continental Airlines, Inc. (“Continental”) and other airlines. The Company has a broad commercial alliance with Continental which includes joint marketing, code-sharing arrangements, participation in Continental’s OnePass frequent flyer loyalty program and access to Continental’s VIP lounge program, President’s Club, along with other benefits such as improved purchasing power in negotiations with service providers, aircraft vendors and insurers. As of December 31, 2005, Copa operated a fleet of 24 aircraft with an average age of 3.2 years; consisting of 22 modern Boeing 737-Next Generation aircraft and two (2) Embraer 190 aircraft. OVAL is incorporated according to the laws of the British Virgin Islands, and controls the special-purpose vehicles that have a beneficial interest in 17 aircraft, with a carrying value of $531 million, all of which are leased to Copa. The aircraft are pledged as collateral for the obligation of the special-purpose vehicles, which are all consolidated by the Company for financial reporting purposes; however, the creditors of the special-purpose vehicles have no recourse to the general credit of the Company or Copa. OPAC is incorporated according to the laws of the Republic of Panama, and owns the old corporate headquarters building located in Panama City.

Additionally, during 2005 the Company purchased 99.7% of AeroRepública, a domestic Colombian air carrier, which is incorporated according to the laws of the Republic of Colombia and operates a fleet of eleven leased MD-80s and two owned DC-9s as of December 31, 2005 (See Note 2).

On December 15, 2005, the Company concluded the initial public listing on the New York Stock Exchange (“NYSE”) and its principal shareholders sold 18,112,500 shares of Class A common stock held by them. Cost related to this initial public listing amounted $3.7 million which are included as a component of “Other, net” within Non-operating income (expense) in the Consolidated Statements of Income.

A substantial portion of the Company’s assets are located in the Republic of Panama, a significant proportion of the Company’s customers are Panamanian, and substantially all of the Company’s flights operate through its hub at Tocumen International Airport in Panama City. As a result, the Company depends on economic and political conditions prevailing from time to time in Panama.

As used in these Notes to Consolidated Financial Statements, the terms “the Company”, “we”, “us”, “our” and similar terms refer to Copa Holdings, S.A. and, unless the context indicates otherwise, its consolidated subsidiaries.

1.  Summary of Significant Accounting Policies

Basis of Presentation

These consolidated financial statements were prepared in accordance with U.S. generally accepted accounting principles for financial reporting using the U.S. Dollar as the reporting currency.

Principles of Consolidation

The consolidated financial statements comprise the accounts of the Company and its subsidiaries. The financial statements of subsidiaries are prepared for the same reporting period as the parent company, using

COPA HOLDINGS, S. A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

consistent accounting policies. Subsidiaries are consolidated from the date on which control is transferred to the Company and cease to be consolidated from the date on which control is transferred from the Company. All intercompany accounts, transactions and profits arising from consolidated entities have been eliminated in consolidation.

Use of Estimates

The preparation of the consolidated financial statements requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents comprise cash at banks, short-term time deposits, asset-backed commercial paper and securities, and U.S. agency securities with original maturities of three months or less when purchased.

Investments

The Company invests in short-term time deposits, asset-backed commercial paper and securities, and U.S. government agency securities with original maturities of more than three months but less than one year. Additionally, the Company invests in long-term time deposits and U.S. government agency securities with maturities greater than 365 days. These investments are classified as short-term and long-term investments respectively, in the accompanying Consolidated Balance Sheets. All of these investments are classified as held-to-maturity securities, and are stated at their amortized cost, since the Company has determined that it has the intent and ability to hold the securities to maturity. Restricted cash is classified within long-term investments, and are primarily held as collateral for letters of credit.

Expendable Parts and Supplies

Expendable parts and supplies for flight equipment are carried at average acquisition cost and are expensed when used in operations. An allowance for obsolescence is provided over the remaining estimated useful life of the related aircraft, plus an allowance for expendable parts currently identified as excess to reduce the carrying cost to net realizable value. These allowances are based on management estimates, which are subject to change.

COPA HOLDINGS, S. A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Property and Equipment

Property and equipment are recorded at cost and are depreciated to estimated residual values over their estimated useful lives using the straight-line method. Jet aircraft, jet engines and aircraft rotables are assumed to have an estimated residual value of 15% of original cost; other categories of property and equipment are assumed to have no residual value. The estimated useful lives for property and equipment are as follows:

Years

Building	40
Jet aircraft	25 to 30
Jet engines	10 to 30
Ground property and equipment	10
Furniture, fixture, equipment and others	5 to 10
Software rights and licenses	3 to 8
Aircraft rotables	7 to 30
Leasehold improvements	Lesser of
remaining lease term
or useful life

Measurement of Impairment of Long-Lived Assets

The Company records impairment losses on long-lived assets used in operations, consisting principally of property and equipment, when events or changes in circumstances indicate, in management’s judgment, that the assets might be impaired and the undiscounted cash flows estimated to be generated by those assets are less than the carrying amount of those assets. Cash flow estimates are based on historical results adjusted to reflect the Company’s best estimate of future market and operating conditions. The net carrying value of assets not recoverable is reduced to fair value if lower than carrying value. Estimates of fair value represent the Company’s best estimate based on industry trends and reference to market rates and transactions and are subject to change.

Revenue Recognition

Passenger Revenue

Passenger revenue is recognized when transportation is provided rather than when a ticket is sold. The amount of passenger ticket sales not yet recognized as revenue is reflected as “Air traffic liability” in the Consolidated Balance Sheets. Tickets whose fares have expired and/or are one year old are recognized as passenger revenue. A significant portion of the Company’s ticket sales are processed through major credit card companies, resulting in accounts receivable which are generally short-term in duration and typically collected prior to when revenue is recognized. The Company believes that the credit risk associated with these receivables is minimal.

Cargo and Mail Services Revenue

Cargo and mail services revenue are recognized when the Company provides the shipping services and thereby completes the earning process.

Other Revenue

Other revenue is primarily comprised of excess baggage charges, commissions earned on tickets sold for flights on other airlines and charter flights, and is recognized when transportation or service is provided.

COPA HOLDINGS, S. A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Frequent Flyer Program

The Company participates in Continental’s “OnePass” frequent flyer program, for which the Company’s passengers receive all the benefits and privileges offered by the OnePass program. Continental is responsible for the administration of the OnePass program. Under the terms of the Company’s frequent flyer agreement with Continental, OnePass members receive OnePass frequent flyer mileage credits for travel on Copa and the Company pays Continental a per mile rate for each mileage credit granted by Continental, at which point the Company has no further obligation. The amounts due to Continental under this agreement are expensed by the Company as the mileage credits are earned.

Passenger Traffic Commissions

Passenger traffic commissions are recognized as expense when the transportation is provided and the related revenue is recognized. Passenger traffic commissions paid but not yet recognized as expense are included in “Prepaid expenses” in the accompanying Consolidated Balance Sheets.

Foreign Currency Transactions and Translation

The Company’s functional currency is the U.S. Dollar, the legal tender in Panama. Assets and liabilities in foreign currencies are translated at end-of-period exchange rates, except for non-monetary assets, which are translated at equivalent U.S. dollar costs at dates of acquisition and maintained at historical rate. Operations are translated at average exchange rates in effect during the period. Foreign exchange gains and losses are included as a component of “Other, net” within Non-operating income (expense) in the Consolidated Statements of Income.

The financial statements of AeroRepública are measured using the Colombian Peso as the functional currency; adjustments to translate those statements into U.S. Dollars are recorded in other comprehensive income.

In 2005, approximately 72% of the Company’s expenses and 42% of the Company’s revenues were denominated in U.S. Dollars. The remainder of the Company’s expenses and revenues were denominated in the currencies of the various countries to which the Company flies, with the largest non-dollar amount denominated in Colombian pesos. The Company currently does not hedge the risk of fluctuations in foreign exchange rates; generally, its exposure to foreign currencies is limited to a period of up to two weeks, from the time a sale is completed to the time funds are repatriated into U.S. Dollars.

Maintenance and Repair Costs

Maintenance and repair costs for owned and leased flight equipment, including the overhaul of aircraft components, are charged to operating expenses as incurred. Engine overhaul costs covered by power-by-the-hour arrangements are paid and expensed as incurred, on the basis of hours flown per the contract. Maintenance reserves paid to aircraft lessors in advance of the performance of major maintenance activities are recorded as prepaid maintenance within Other Assets and then recognized as maintenance expense when the underlying maintenance is performed.

Employee Profit Sharing

The Company sponsors a profit-sharing program for both management and non-management personnel. For members of management, profit-sharing is based on a combination of the Company’s performance as a whole and the achievement of individual goals. Profit-sharing for non-management employees is based solely on the Company’s performance. The Company accrues each month for the expected profit-sharing, which is paid annually in February. Amounts accrued for the Company’s profit-sharing program as of December 31, 2005 and 2004 were $5.8 million and $5.5 million, respectively.

Advertising Costs

Advertising costs are expensed when incurred. The Company recognized as advertising expense $3.7 million, $2.8 million, and $3.4 million in 2005, 2004 and 2003, respectively.

COPA HOLDINGS, S. A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Income Taxes

Deferred income taxes are provided under the liability method and reflect the net tax effects of temporary differences between the tax basis of assets and liabilities and their reported amounts in the financial statements.

Goodwill and Intangibles

The Company performs impairment testing, in accordance with SFAS No. 142, “Goodwill and Other Intangible Assets”, of goodwill separately from impairment testing of indefinite-lived intangibles. The Company test goodwill for impairment, at least annually on December 31, by reviewing the book value compared to the fair value at the reporting segment level and tests individually indefinite-lived intangibles, at least annually, by reviewing the individual book values compared to the fair value. Considerable management judgment is necessary to evaluate the impact of operating and macroeconomic changes and to estimate future cash flows to measure fair value. Assumptions used in the Company’s impairment evaluations are consistent with internal projections and operating plans. We did not recognize any material impairment charges for goodwill or intangibles assets during the years presented.

Reclassifications

Certain reclassifications have been made in the prior years’ consolidated financial statements amounts and related note disclosures to conform with the current year’s presentation.

2.	Acquisition of AeroRepública

On April 22, 2005, the Company acquired a controlling ownership interest in AeroRepública, a Colombian domestic airline. According to the Colombian Civil Aviation Administration, Unidad Especial Administrativa de Aeronáutica Civil, in 2005 AeroRepública was the second-largest domestic carrier in Colombia in terms of number of passengers carried, providing service to 11 cities in Colombia with a point-to-point route network. As of the acquisition date AeroRepública operated a fleet of seven (7) leased MD-80s and two (2) owned DC-9s. The acquisition of AeroRepública represents an attractive opportunity to increase the Company’s access and visibility to Colombia, one of the largest airline passenger markets in Latin America with more than 45 million inhabitants, and to improve AeroRepública’s operational and financial performance. Colombia shares a border with Panama, and for historic, cultural and business reasons it represents a significant market for many Panamanian businesses. Management believes that operational coordination with AeroRepública may create additional passenger traffic in the Company’s existing route network by providing Colombian passengers more convenient access to the international destinations served through the Company’s Panama hub.

The results of AeroRepública’s operations have been included in the Company’s Consolidated Financial Statements beginning April 22, 2005, the date the Company acquired an initial 85.56% equity ownership interest in AeroRepública and gained control of AeroRepública. The initial acquisition was followed by subsequent acquisitions increasing the total equity ownership interest in AeroRepública to 99.7% as of December 31, 2005. The total purchase price paid through December 31, 2005 of $23.4 million, including acquisition costs, was negotiated individually with each of the respective selling parties and, largely due to the factors described above, resulted in the recognition of goodwill. The Company funded these acquisitions with a combination of existing cash and short-term investments.

Under the purchase method of accounting, the total purchase price is allocated to the net tangible and intangible assets of AeroRepública based on their fair values as of the dates of acquisition. Independent valuation specialists conducted an independent valuation in order to assist management in determining the fair values of a significant portion of these assets. The work performed by the independent valuation specialists has been considered in management’s estimates of the fair values reflected in the Consolidated Financial Statements. This

COPA HOLDINGS, S. A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

final valuation was based on the actual net tangible and intangible assets of AeroRepública that existed as of the date of acquisition.

The following table summarizes the Company’s estimates of the fair value of the assets acquired and liabilities assumed at the date of acquisition (in millions).

Assets:
Cash and cash equivalents	$1.1
Accounts receivable	10.7
Prepaid expenses	2.6
Other current assets	4.7
Property, plant & equipment	4.8
Goodwill	20.1
Intangibles	30.6
Other non-current assets	4.1

Total assets acquired	$78.7
Liabilities:
Accounts payable	$23.3
Air traffic liability	4.4
Accrued liabilities	7.6
Debt	10.2
Deferred tax liability	3.3
Other liabilities	6.5

Total liabilities assumed	$55.3

Net assets acquired	$23.4

Of the total estimated purchase price, approximately $50.7 million has been allocated to goodwill and intangible assets with indefinite lives. Goodwill, approximately $20.1 million, represents the excess of the purchase price of the acquired business over the fair value of the underlying net tangible and intangible assets and is recorded in the AeroRepública segment. Intangible assets with indefinite lives consist primarily of the fair value allocated to the routes and the AeroRepública trade name, valued at $25.7 million and $4.9 million, respectively.

AeroRepública’s domestic route network within Colombia was determined to have an indefinite useful life as the access to each domestic city is limited to a set number of airline carriers in addition to requiring the necessary permits to operate within Colombia. The permit to fly into each city does not have a set expiration date. The AeroRepública trade name was determined to have an indefinite useful life due to several factors and considerations, including the brand awareness and market position, customer recognition and loyalty and the continued use of the AeroRepública brand. In the event that the Company determines that the value of goodwill or intangible assets with indefinite lives has become impaired, the Company will incur an accounting charge for the amount of impairment during the period in which the determination is made.

During December 2005 and April 2006, the Company invested an additional $8.0 million and $2.0 million in AeroRepública, respectively, in exchange for 4.7 million and 1.2 million new shares of AeroRepública, respectively. As a result of these transactions the Company’s total investment increased to $33.4 million.

COPA HOLDINGS, S. A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table presents pro forma financial information as if the acquisition had occurred as of the beginning of each period presented. The pro forma financial information is not intended to represent or be indicative of the combined results which would have occurred had the transaction actually been consummated on the date indicated above and should not be taken as representative of the consolidated results of operations which may occur in the future (in millions except share data).

	Year Ended
	December 31,
	2005	2004
	(Unaudited)

Pro forma
Total Revenue	$646.3	$513.0
Operating Income	106.3	90.8
Income before income taxes	92.4	78.5
Net income	$83.0	$70.3
Net income per share:
Basic and diluted	$1.94	$1.64

3.  Long-Term Debt

At December 31, long-term debt consisted of the following (in millions):

	2005	2004

Long-term fixed rate debt	$292.5	$318.7
(Secured fixed rate indebtedness due through 2017
Effective rates ranged from 3.98% to 8.96%)
Long-term variable rate debt	150.9	92.7
(Secured variable rate indebtedness due through 2017
Effective rates ranged from 4.15% to 19.35%)
Private bond issuances	27.5	—

(Unsecured variable rate indebtedness due in 2006
Weighted average rate of 7.22%, as of December 31, 2005)
Sub-total	470.9	411.4
Less current maturities	67.9	30.6

Long-term debt less current maturities	$403.0	$380.8

Maturities of long-term debt for the next five years are as follows (in millions):

Year ending December 31,
2006	$67.9
2007	$35.9
2008	$35.4
2009	$33.6
2010	$31.9
Thereafter	$266.2

COPA HOLDINGS, S. A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of December 31, 2005 and 2004, the Company had $337.1 million and $368.1 million of outstanding indebtedness, respectively, that is owed to financial institutions under financing arrangements guaranteed by the Export-Import Bank of the United States. The Export-Import Bank guarantees support 85% of the net purchase price of the aircraft and are secured with a first priority mortgage on the aircraft in favor of a security trustee on behalf of Export-Import Bank.

The Company’s Export-Import Bank supported financings are amortized on a quarterly basis, are denominated in dollars and originally bear interest at a floating rate linked to LIBOR. The Export-Import Bank guaranteed facilities typically offer an option to fix the applicable interest rate. The Company has exercised this option with respect to $292.5 million as of December 31, 2005.

The Company effectively extends the maturity of its aircraft financing to 15 years through the use of a “Stretched Overall Amortization and Repayment,” or SOAR, structure which provides serial draw-downs calculated to result in a 100% loan accreting to a recourse balloon at the maturity of the Export-Import Bank guaranteed loan which totaled $23.0 million as of December 31, 2005.

The Company also typically finances portion of the purchase price of the Boeing aircraft through commercial loans which totaled $20.6 million as of December 31, 2005.

During 2005, the Company secured a senior term loan facility in the amount of $134 million with PK AirFinance US, Inc., an affiliate of General Electric, for the purchase of six (6) Embraer 190 aircraft. The loans have a term of twelve years. During 2005, the Company utilized $43.8 million of this facility upon the delivery of two Embraer 190 aircraft, the remainder of the facility will be drawn during 2006.

During 2005, the Company issued private bonds in the amount of $27.5 million to fund advance delivery payments of two (2) Boeing 737-700 aircraft having delivery months of May and June 2006. The Company has granted, for the benefit of the bondholders, a first priority security interest in the rights, title and interest over the two (2) Boeing 737-700 aircraft. Interest on the bonds is paid on March 31, June 30, September 30, and December 31 with the balance of the bonds to be repaid upon delivery of the aircraft for which the advance payments related.

See description of AeroRepública’s debt in Note 12.

Assets, primarily aircraft, subject to agreements securing the Company’s indebtedness amounted to $536.1 million and $508.4 million as of December 31, 2005 and 2004 respectively.

4.  Investments

The Company invests in time deposits, asset-backed commercial paper and securities, and U.S. government agency securities. These investments are classified within short-term and long-term investments in the accompanying Consolidated Balance Sheets. Investments are classified as held-to-maturity securities since the Company has the intent and the ability to hold them until maturity. These investments are stated at their amortized cost which is essentially the same as their fair value. Long-term investments mature within three (3) years. Restricted cash classified within long-term investments, held in time deposits, amounted to $7.7 million and $3.9 million as of December 31, 2005 and 2004, respectively.

5.  Leases

The Company leases certain aircraft and other assets under long-term lease arrangements. Other leased assets include real property, airport and terminal facilities, sales offices, maintenance facilities, training centers and general offices. Most contract leases include renewal options. Non-aircraft related leases, primarily held with local governments, generally have renewable terms of one year. In certain cases, the rental payments during the renewal periods would be greater than the current payments. Because the lease renewals are not considered to be reasonably assured, as defined in SFAS No. 13, “Accounting for Leases”, the rental payments that would be due during the renewal periods are not included in the determination of rent expense until the leases are renewed. Leasehold

COPA HOLDINGS, S. A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

improvements are amortized over the contractually committed lease term, which does not include the renewal periods. The Company’s leases do not include residual value guarantees.

At December 31, 2005, the scheduled future minimum lease payments under operating leases that have initial or remaining non-cancelable lease terms in excess of one year are as follows (in millions):

	Operating Leases
	Aircraft	Non-Aircraft

Year ending December 31,
2006	$33.4	$3.6
2007	31.9	2.7
2008	28.8	2.4
2009	22.5	2.4
2010	12.6	2.3
Later years	14.3	7.8

Total minimum lease payments	$143.5	$21.2

Total rent expense was $35.4 million, $20.0 million and $21.6 million for the years ended December 31, 2005, 2004 and 2003, respectively.

6.  Financial Instruments and Risk Management

Fuel Price Risk Management

The Company periodically enters into crude oil call options, jet fuel zero cost collars, and jet fuel swap contracts to provide for short to mid-term hedge protection (generally three to eighteen months) against sudden and significant increases in jet fuel prices, while simultaneously ensuring that the Company is not competitively disadvantaged in the event of a substantial decrease in the price of jet fuel. The Company does not hold or issue derivative financial instruments for trading purposes.

The Company’s derivatives have historically not qualified as hedges for financial reporting purposes in accordance with SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities”. Accordingly, changes in the fair value of such derivative contracts, which amounted to $0.2 million, ($0.9) million and $0.2 million in years 2005, 2004 and 2003 respectively, were recorded as a component of “Other, net” within Non-operating income (expense). The fair value of hedge contracts amounted to $0.3 million and $0.2 million at December 31, 2005 and 2004, respectively, and was recorded in “Other current assets” in the Consolidated Balance Sheets. The Company’s purchases of jet fuel are made substantially from one supplier.

As of December 31, 2005, the Company held derivative instruments on 10% of its projected 2006 fuel consumption, as compared with derivatives held on 12% of actual fuel consumed in 2005.

Debt

The fair value of the Company’s debt with a carrying value of $470.9 million and $411.4 million as of December 31, 2005 and 2004, respectively, was approximately $469.0 million and $438.5 million. These estimates were based on the discounted amount of future cash flows using the Company’s current incremental rate of borrowing for a similar liability.

COPA HOLDINGS, S. A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Other Financial Instruments

The carrying amounts of cash, cash equivalents, restricted cash, accounts receivable and accounts payable approximate fair value due to their short-term nature.

7.  Issued Capital and Corporate Reorganization

On November 23, 2005, the Company’s Board of Directors approved a reorganization of the Company’s capital stock. Following the reorganization, the Company’s authorized capital stock consists of 80 million shares of common stock without par value, divided into Class A shares, Class B shares and Class C shares. Immediately following the reorganization, there were 30,034,375 Class A shares outstanding, 12,778,125 Class B shares outstanding, all owned by CIASA (a Panamanian entity), and no Class C shares outstanding. The reorganization did not impact the operations or financial condition of the Company in any respect and, as such, does not result in a new basis of accounting. All share and per share information for all periods presented have been restated to give retroactive effect to the reorganization. Class A and Class B shares have the same economic rights and privileges, including the right to receive dividends, except that the holders of the Class A shares are not entitled to vote at the Company’s shareholders’ meetings, except in connection with a transformation of the Company into another corporate type; a merger, consolidation or spin-off of the Company; a change of corporate purpose; voluntarily delisting Class A shares from the NYSE; approving the nomination of independent directors nominated by the Company’s Board of Director’s Nominating and Corporate Governance Committee; and any amendment to the foregoing special voting provisions adversely affecting the rights and privileges of the Class A shares.

The Class A shareholders will acquire full voting rights, entitled to one vote per Class A share on all matters upon which shareholders are entitled to vote, if in the future the Company’s Class B shares ever represent fewer than 10% of the total number of shares of the Company’s common stock outstanding and the Independent Directors Committee of the Company’s Board of Directors (the “Independent Directors Committee”) shall have determined that such additional voting rights of Class A shareholders would not cause a triggering event referred to below. In such event, the right of the Class A shareholders to vote on the specific matters described in the preceding paragraph will no longer be applicable. At such time, if any, as the Class A shareholders acquire full voting rights, the Board of Directors shall call an extraordinary shareholders’ meeting to be held within 90 days following the date as of which the Class A shares are entitled to vote on all matters at the Company’s shareholders’ meetings. At the extraordinary shareholders’ meeting, the shareholders shall vote to elect all eleven members of the Board of Directors in a slate recommended by the Nominating and Governance Committee. The terms of office of the directors that were serving prior to the extraordinary shareholders’ meeting shall terminate upon the election held at that meeting.

Every holder of Class B shares is entitled to one vote per share on all matters for which shareholders are entitled to vote. Class B shares will be automatically converted into Class A shares upon the registration of transfer of such shares to holders which are not Panamanian.

The Class C shares will have no economic value and will not be transferable, but will possess such voting rights as the Independent Directors Committee shall deem necessary to ensure the effective control of the Company by Panamanians. The Class C shares will be redeemable by the Company at such time as the Independent Directors Committee determines that a triggering event, as discussed below, shall no longer be in effect. The Class C shares will not be entitled to any dividends or any other economic rights.

The Panamanian Aviation Act, including the related decrees and regulations, which regulates the aviation industry in the Republic of Panama, requires that “substantial ownership” and “effective control” of Copa remain in the hands of Panamanian nationals. Under certain of the bilateral treaties between Panama and other countries pursuant to which the Company has the right to fly to those other countries and over their territory, the Company must continue to have substantial Panamanian ownership and effective control to retain these rights. Neither “substantial ownership” nor “effective control” are defined in the Panamanian Aviation Act or in the bilateral treaties, and it is unclear how a Panamanian court or, in the case of the bilateral treaties, foreign regulatory

COPA HOLDINGS, S. A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

authorities might interpret these requirements. On November 25, 2005, the Executive Branch of the Government of Panama promulgated a decree stating that the “substantial ownership” and “effective control” requirements of the Panamanian Aviation Act are met if a Panamanian citizen or a Panamanian company is the record holder of shares representing 51% or more of the voting power of the Company. Although the decree has the force of law for so long as it remains in effect, it does not supersede the Panamanian Aviation Act, and it can be modified or superseded at any time by a future Executive Branch decree. Additionally, the decree has no binding effect on regulatory authorities of other countries whose bilateral agreements impose Panamanian ownership and control limitations on the Company. In the event that the Class B shareholders represent less than 10% of the total share capital of the Company (excluding newly issued shares sold with the approval of the Independent Directors Committee) and the Independent Directors Committee determines that it is reasonably likely that the Company’s legal ability to engage in the aviation business or to exercise its international route rights will be revoked, suspended or materially inhibited in a manner which would materially and adversely affect the Company, in each case as a result of such non-Panamanian ownership (each a triggering event), the Independent Directors Committee may authorize the issuance of additional Class B shares to Panamanians at a price determined by the Independent Directors to reflect the current market value of such shares and/or authorize the issuance to Class B shareholders such number of Class C shares as the Independent Directors Committee, or the Board of Directors if applicable, deems necessary and with such other terms and conditions established by the Independent Directors Committee that do not confer economic rights on the Class C shares.

On December 15, 2005, the Company’s primary shareholders, Continental and CIASA, concluded the initial public listing of the Company on the NYSE and selling 18,112,500 shares of Class A common stock at $20.00 per share previously held by these shareholders. Proceeds of $344.1 million, net of the commissions and discounts of $18.1 million, were received directly by the selling shareholders with no proceeds being received by the Company.

8.  Income Taxes

The Company pays taxes in the Republic of Panama and in other countries in which it operates, based on regulations in effect in each respective country. The Company’s revenues come principally from foreign operations and according to the Panamanian Fiscal Code these foreign operations are not subject to income tax in Panama.

In the past, the Company’s expenses attributable to operations in Panama have consistently exceeded the revenue attributable to operations in Panama. As a result, the Company typically experienced losses for Panamanian income tax purposes and did not recognize any Panamanian income tax obligations through the year ended December 31, 2003. Beginning in 2004, the Company adopted an alternate method of calculating income tax in Panama. Under this alternative method, based on Article 121 of the Panamanian Fiscal Code, income for international transportation companies is calculated based on a territoriality method that determines gross revenues earned in Panama by applying the percentage of miles flown within the Panamanian territory against total revenues. Under this method, loss carry forwards cannot be applied to offset tax liability. Dividends from the Company’s Panamanian subsidiaries, including Copa Airlines, are separately subject to a ten percent tax if such dividends can be shown to be derived from income from sources in Panama.

The Company is also subject to local tax regulations in each of the jurisdictions where it operates, the great majority of which are related to the taxation of income. In some of the countries to which the Company flies, the Company does not pay any income taxes because it does not generate taxable income under the laws of those countries or because of treaties or other arrangements those countries have with Panama. In the remaining countries, the Company pays income tax at a rate ranging from 25% to 35% of income. Different countries calculate income in different ways, but they are typically derived from sales in the applicable country multiplied by the Company’s net margin or by a presumed net margin set by the relevant tax legislation. The determination of the Company’s taxable income in several countries is based on a combination of revenues sourced to each particular country and the allocation of expenses of the Company’s operations to that particular country. The methodology for multinational transportation company sourcing of revenue and expense is not always specifically prescribed in the relevant tax

COPA HOLDINGS, S. A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

regulations, and therefore is subject to interpretation by both the Company and the respective taxing authorities. Additionally, in some countries, the applicability of certain regulations governing non-income taxes and the determination of the filing status of the Company are also subject to interpretation. The Company cannot estimate the amount, if any, of the potential tax liabilities that might result if the allocations, interpretations and filing positions used by the Company in its income tax returns were challenged by the taxing authorities of one or more countries.

Under a reciprocal exemption confirmed by a bilateral agreement between Panama and the United States the Company is exempt from the U.S. source transportation income tax derived from the international operation of aircraft.

The provision for income taxes recorded in the Consolidated Statements of Income was as follows:

	2005	2004	2003

Panama
Current	$0.8	$0.7	—
Deferred	—	—	—
Foreign
Current	7.9	5.5	3.2
Deferred	0.9	(0.5)	0.4

Total	$9.6	$5.7	$3.6

The Company paid taxes of $7.4 million, $4.3 million and $2.4 million in years 2005, 2004 and 2003, respectively.

Pretax income, based on the Copa Airlines’ internal route profitability measures, related to Panamanian operations was $32.3 million, $25.5 million, and $23.5 million in 2005, 2004, and 2003, respectively, and related to foreign operations was $60.3 million, $48.8 million, and $28.6 million in 2005, 2004, and 2003, respectively.

AeroRepública’s benefit from operating loss carryforwards amounted to $1.8 million as of December 31, 2005. The benefit from operating loss carryforwards are available for a period of seven (7) years from when they were realized.

Income tax returns for all companies incorporated in the Republic of Panama are subject to review by tax authorities up to the last three (3) years, including the year ended December 31, 2005 according to current tax regulations. For other countries where the Company operates, it is subject to review by their respective tax authorities for periods ranging from the last two (2) to six (6) years.

The amount of income tax expense incurred in Panama prior to 2004 varies from the Panamanian statutory rate because of the excess of Panamanian source expenses over Panamanian source revenues, and, beginning in 2004, the tax varies from the statutory rate because of the Panamanian gross tax election. Income taxes outside of Panama are generally determined on the basis of net income or revenue, and all of the countries have rates that vary from the Panamanian statutory rate.

COPA HOLDINGS, S. A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The reconciliations of income tax computed at the Panamanian statutory tax rate to income tax expense for the years ended December 31 are as follows (in millions):

	Amount			Percentage
	2005	2004	2003	2005	2004	2003

Provision for income taxes at Panamanian statutory rates	$27.8	$22.3	$15.6	30.0%	30.0%	30.0%
Panamanian gross tax election	(8.9)	(6.9)	—	(9.6)%	(9.3)%	—
Impact of excess of Panamanian source expenses over Panamanian source revenues	—	—	(7.0)	—	—	(13.5)%
Difference in Panamanian statutory rates and non-Panamanian statutory rates	(9.3)	(9.7)	(5.0)	(10.0)%	(13.0)%	(9.5)%

Provision for income taxes	$9.6	$5.7	$3.6	10.4%	7.7%	7.0%

Deferred income taxes are provided under the liability method and reflect the net tax effects of temporary differences between the tax basis of assets and liabilities and their reported amounts in the financial statements.

Significant components of the Company’s deferred tax liabilities and assets are as follows (in millions):

	2005	2004

Deferred tax liabilities
Maintenance reserves	$(1.5)	$(1.5)
Pension obligation	(0.1)	(0.2)
Other assets	(1.1)	—
Others	(1.3)	—

Total deferred tax liabilities	(4.0)	(1.7)
Deferred tax assets
Post-employment benefit obligation	0.1	0.1
Allowance for doubtful receivables	0.8	—
Expendable parts and supplies	1.1	—
Prepaid expenses	0.5	—
Others	0.3	—

Total deferred tax assets	2.8	0.1

Net deferred tax liabilities	$(1.2)	$(1.6)

The Company’s deferred tax assets recognized in the Consolidated Balance Sheets, within other current assets, for AeroRepública segment was $2.7 million for 2005.

9.  Employee Benefit Plans

The Company, in accordance with Panamanian labor laws, is required to establish and fund both a severance fund and a termination indemnity plan.

The Company contributes to the Severance Fund based on 1.92% of applicable wages paid annually. Upon cessation of the labor relationship, regardless of cause, the company is required to pay the employee the amount accumulated up to the cessation of the labor relationship. This plan is accounted for as a defined benefit pension

COPA HOLDINGS, S. A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

plan under SFAS No. 87, “Employers’ Accounting for Pensions”, whereby pension benefit expense is recognized over the employees’ approximate service periods.

The Company contributes to the Termination Indemnity Plan based on 0.33% of total applicable wages paid annually. Upon cessation of the labor relationship due to termination, the Company is required to pay 6.54% of applicable wages earned over the duration of the employment period of the terminated employee. This plan is accounted for as a post-employment benefit plan under SFAS No. 112, “Employers’ Accounting for Postemployment Benefits”, whereby post-employment benefit expense is recognized over the employees’ approximate service periods.

In Panama, all employees are covered by one or more of these plans. In Colombia, all employees hired before April 1, 1994 are covered by a defined benefit pension plan. The benefits under these plans are based on years of service and an employee’s accumulated compensation. Pension obligations are measured as of December 31 of each year.

Panama Pension and Post Employment Plans

Pension Plan

The following table sets forth the defined benefit pension plan’s change in projected benefit obligation (in millions) at December 31:

	2005	2004

Accumulated benefit obligation	$2.6	$2.2
Projected benefit obligation at beginning of year	$2.5	$2.1
Service cost	0.3	0.3
Interest cost	0.1	0.1
Actuarial losses	0.2	0.2
Benefits paid	(0.2)	(0.2)

Projected benefit obligation at end of year	$2.9	$2.5

The following table sets forth the defined benefit pension plan’s change in the fair value of plan assets
(in millions) at December 31:

	2005	2004

Fair value of plan assets at beginning of year	$2.9	$2.4
Actual return on plan assets	0.0	0.1
Employer contributions	0.7	0.6
Benefits paid	(0.2)	(0.2)

Fair value of plan assets at end of year	$3.4	$2.9

Pension cost recognized in the accompanying Consolidated Balance Sheets at December 31 is computed as follows (in millions):

	2005	2004

Funded status of the plan—net over funded	$0.5	$0.4
Unrecognized net actuarial loss	0.8	0.8

Net asset recognized	$1.3	$1.2

COPA HOLDINGS, S. A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following actuarial assumptions were used to determine the actuarial present value of projected benefit obligation at December 31:

	2005	2004

Weighted average assumed discount rate	5.50%	5.75%
Weighted average rate of compensation increase	3.25%	3.50%

Net periodic benefit expense for the years ended December 31 included the following components
(in millions):

	2005	2004	2003

Service cost	$0.3	$0.3	$0.2
Interest cost	0.1	0.1	0.1
Expected return on plan assets	(0.1)	(0.1)	(0.1)

Net periodic benefit expense	$0.3	$0.3	$0.2

The following actuarial assumptions were used to determine the net periodic benefit expense for the year ended December 31:

	2005	2004	2003

Weighted average assumed discount rate	5.75%	6.25%	6.75%
Expected long-term rate of return on plan assets	4.00%	4.00%	4.00%
Weighted average rate of compensation increase	3.50%	4.00%	4.50%

The Company’s discount rate is determined based upon the review of high quality corporate bond rates, the change in these rates during the year, and year-end rate levels.

The Company holds its Seniority Premium funds with Profuturo, a Panamanian pension fund management company backed by various banks and insurance companies. The Seniority Premium is invested in Proahorro, a conservative fund which invests in instruments such as savings accounts (2.58%) and time deposits (97.4%), with return on funds amounting to 4.4% in 2005. The expected return on plan assets is based upon an evaluation of the Company’s historical trends and experience taking into account current and expected market conditions.

Estimated future contribution and benefit payments, which reflect expected future service, for the years ended December 31, are as follows (in millions):

Future contribution payments:
2006	$0.6
Future benefit payments:
2006	$0.5
2007	$0.5
2008	$0.5
2009	$0.5
2010	$0.4
Remaining five years	$2.1

COPA HOLDINGS, S. A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Post-employment Benefit Plan

For the years ended December 31, 2005, 2004, and 2003, total expense for the post-employment benefits was $0.4 million, $0.4 million, and $0.3 million, respectively.

Colombia Pension Plan

Pension Plan

Colombian labor laws require that employers establish pension plan for its employees. AeroRepública, based on this labor laws, had establish two (2) defined benefit pension plans. All employees hired before April 1, 1994 are covered by one of these defined benefit pension plans, the future pension plan or the pension bond plan. Additionally, AeroRepública has a pension which is paid to widows. There are 9 members covered under these programs.

The Company’s unfunded benefit obligation recognized, within other long term liabilities, for these plans is $0.3 million at December 31, 2005.

10.	Fleet Impairment Charges

In light of the impairment charge recorded in 2002, the downward pressure realized on the value of Boeing 737-200’s thereafter, and the ongoing distress in the industry, the Company re-evaluated the value of its Boeing 737-200 aircraft, rotable and expendable parts in accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” in 2003. The Company determined that the undiscounted future cash flows to be derived by the fleet were not sufficient to recover the carrying value of the fleet and therefore an impairment to their value existed. As a result, the Company recorded an impairment charge in fiscal 2003 to write the aircraft down to their estimated fair value.

The Company estimated the undiscounted future cash flows to be derived from the Boeing 737-200 fleet based on historical results adjusted to reflect its best estimate of future market and operating conditions. Estimates of the undiscounted future cash flows were not sufficient to recover the carrying values of the Boeing 737-200 aircraft in 2003. As a result, the net carrying values of impaired aircraft and related items not recoverable were reduced to their respective fair value and an impairment charge of $3.6 million was recognized in 2003. Estimates of fair value represent the Company’s best estimate based on industry trends and reference to market rates.

In 2004, the Company entered into a sales agreement for its remaining Boeing 737-200 aircraft. Gains on the sale of the aircraft of $1.1 million in each of 2004 and 2005 are included within Non-operating income (expense). In 2005, the Company sold parts related to its Boeing 737-200, resulting in a gain of $0.3 million which is also included within Non-operating income (expense).

11.	Related Party Transactions

The following is a summary of significant related party transactions that occurred during 2005, 2004 and 2003. Except as otherwise discussed, the payments to and from the related parties in the ordinary course of business were based on prevailing market rates.

Continental Airlines.  Since 1998, Continental has implemented a comprehensive commercial and services alliance with COPA. Key elements of the alliance include: similar brand images, code sharing, co-branding of the OnePass frequent flyer program in Latin America, joint construction and operation of the Panama Presidents Club VIP lounge, joint purchasing, maintenance and engineering support and a number of other marketing, sales and service initiatives.

As a result of these activities, the Company paid Continental $16.9 million, $14.1 million, and $13.5 million in 2005, 2004 and 2003, respectively, and Continental paid COPA $16.1 million, $12.3 million, and $14.1 million in

COPA HOLDINGS, S. A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

2005, 2004 and 2003, respectively. The Company owed Continental $2.3 million and $3.3 million at December 31, 2005 and 2004, respectively. The services provided are considered normal to the daily operations of both airlines.

Banco Continental de Panamá, S.A. (“Banco Continental”).  The Company has a strong commercial banking relationship with Banco Continental, which is controlled by the Company’s controlling shareholders. The Company obtains financing from Banco Continental under short- to medium-term financing arrangements to fund aircraft pre-payments and for part of the commercial loan tranche of one of the Company’s Export-Import Bank facilities. The Company also maintains general lines of credit and time deposit accounts with Banco Continental.

Interest payments to Banco Continental totaled $1.6 million, $1.1 million and $0.7 million in 2005, 2004 and 2003, respectively, and the Company received $1.0 million, $1.1 million, and $0.5 million in 2005, 2004 and 2003, respectively. The debt balance outstanding at December 31 amounted to $25.7 million and $15.3 million in 2005 and 2004, respectively. These amounts are included in “Current maturities of long-term debt” and “Long-term debt” in the Consolidated Balance Sheets.

ASSA Compañía de Seguros, S.A. (“ASSA”).  Panamanian law requires the Company to maintain its insurance policies through a local insurance company. The Company has contracted ASSA, an insurance company controlled by the Company’s controlling shareholders, to provide substantially all of its insurance. ASSA has, in turn, reinsured almost all of the risks under those policies with insurance companies in North America. The net payment to ASSA, after taking into account the reinsurance of these risks totaled $0.03 million in each of 2005, 2004 and 2003.

Petróleos Delta, S.A. (“Delta Petroleum”).  During 2005, the Company entered into a contract with Petróleos Delta, S.A. to supply its jet fuel needs. The price agreed to under this contract is based on the two week average of the U.S. Gulf Coast Waterborne Mean index plus local taxes, certain third-party handling charges and a handling charge to Delta. The contract has a one year term that automatically renews for one year period unless terminated by one of the parties. While the Company’s controlling shareholders do not hold a controlling equity interest in Petróleos Delta, S.A., one of the Company’s executive officers, Jorge Garcia, previously served as a Project Director at Petróleos Delta, S.A. and one of the Company’s directors, Alberto Motta, served on its board of directors. Payments to Petróleos Delta totaled $26.5 million from August to December of 2005.

Desarrollo Inmobiliario del Este, S.A. (“Desarrollo Inmobiliario”).  During January 2006, the Company moved into its new headquarters, a recently constructed building located six miles away from Tocumen International Airport. The Company leases five floors consisting of approximately 104,000 square feet of the building from Desarollo Inmobiliario, an entity controlled by the same group of investors that controls CIASA, under a ten-year lease at a rate of $0.1 million per month. Payments to Desarrollo Inmobiliario del Este, S.A. totaled $0.6 million in 2005.

Galindo, Arias & Lopez.  Most of the Company’s legal work, including passing on the validity of the shares offered, is carried out by the law firm Galindo, Arias & Lopez. Certain partners of Galindo, Arias & Lopez are indirect shareholders of CIASA and serve on the Company’s Board of Directors. Payments to Galindo, Arias & Lopez totaled $0.3 million, $0.1 million and $0.2 million in 2005, 2004 and 2003, respectively.

Other Transactions.  The Company purchases most of the alcohol and other beverages served on its aircraft from Motta Internacional, S.A. and Global Brands, S.A., both of which are controlled by the Company’s controlling shareholders. The Company does not have any formal contracts for these purchases, but pays wholesale prices based on price lists periodically submitted by those importers. The Company paid $0.4 million, $0.4 million and $0.5 million in 2005, 2004 and 2003, respectively.

The Company’s telecommunications and other data services have been provided by Telecarrier, Inc. since February 2003. Some of the controlling shareholders of CIASA have a controlling interest in Telecarrier, Inc. Payments to Telecarrier, Inc. totaled $0.4 million, $0.4 million and $0.2 million in 2005, 2004 and 2003, respectively.

COPA HOLDINGS, S. A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

12.	Commitments and Contingencies

Aircraft Commitments

The Company has a purchase contract with Boeing for 17 Boeing 737-Next Generation aircraft, under which the Company has seven (7) firm orders and ten (10) purchase rights. Additionally, the Company has a purchase contract with Embraer for 28 Embraer 190 aircraft, under which the Company has ten (10) firm orders and 18 purchase options. The firm orders have an approximate value of $719.3 million based on the aircraft list price, including estimated amounts for contractual price escalation and pre-delivery deposits.

During 2006, the Company entered into agreements to execute three (3) Embraer 190 purchase options as well as one (1) Boeing 737-Next Generation purchase right, and additional firm commitments to purchase five (5) Embraer 190 aircraft to be operated by its AeroRepública subsidiary. These additional firm orders have an approximate value of $357.5 million based on the aircraft list price, including estimated amounts for contractual price escalation and pre-delivery deposits.

The following table summarizes the Company’s firm orders (in millions):

	Expected Firm
	Order Deliveries	Total

2006	8	$308.8
2007	10	400.9
2008	6	245.6
2009	2	121.5

	26	$1,076.8

  Covenants

As a result of the various contracts entered into by the Company to finance Boeing 737-Next Generation aircraft that are guaranteed by the Export - Import Bank of the United States, the Company is required to comply with certain financial covenants. These financing covenants, among other things requires us to maintain, EBITDAR to fixed charge ratio of at least 2.5 times, a tangible net worth of at least 5 times the long-term obligations, minimum tangible net worth of $50 million, EBITDAR for the prior year to be at least 1.9 times the finance charge expenses for the first year of the agreement and 2.0 times the finance charge expenses for the remainder of the agreement, net borrowings no more than 92% of the Company’s capitalization during the first two years, 90% during the next two years and 85% during the last six years of the agreement, tangible net worth of at least $30 million for the first two years, $70 million for the next three years and $120 million for the last five years of the agreement, and to maintain a minimum of $30 million in available cash for the first five years and $50 million for the last five years of the agreement.

As of December 31, 2005, the Company was in compliance with all required covenants.

A commercial credit facility requires AeroRepública to maintain certain financial covenants such as a financial debt to EBITDAR ratio of less than 4.5. The Company is currently in negotiations with this institution to restructure the existing two (2) tranche facilities with a one (1) tranche facility at more favorable terms in the amount of approximately $15 million which will be backed by a guarantee from Copa Holdings, S.A. The new facility under negotiation will include revised covenants which under the current facility are not being met by AeroRepública as of December 31, 2005; AeroRepública received a waiver from the institution through July 2006.

If, upon the termination of the waiver noted above, the covenants are still not being met and no other recourse exists with this institution, the Company would provide the funds necessary to repay the debt via other long-term borrowings or from non-working capital funds.

COPA HOLDINGS, S. A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

  Labor Unions

Approximately 48% of the Company’s 4,340 employees are unionized. There are currently seven (7) union organizations; five (5) covering employees in Panama and two (2) covering employees in Colombia.

The five (5) unions covering employees in Panama include: the pilots’ union (SIPAC); the flight attendants’ union (SIPANAB); the mechanics’ union (SINTECMAP); the traffic attendants’ union (UTRACOPA); and a generalized union (SIELAS), which represents ground personnel, messengers, drivers, counter agents and other non-executive administrative staff. The two (2) unions covering employees in Colombia include: the pilots’ union (ACDAC) and the traffic attendant’s union (ACAV).

The Company finalized negotiations with SIELAS in 2005, and in early 2006, it finalized negotiations with SIPANAB and an arbitration proceeding with SINTECMAP; extending current agreements with each of these labor unions for an additional period of four (4) years.

Lines of Credit for Working Capital and Letters of Credit

The Company maintained available facilities for working capital with several banks with year-end available balances of $38.5 million and $9.4 million at December 31, 2005 and 2004, respectively.

The Company maintained available facilities for letters of credit with several banks with outstanding balances of $13.7 million and $10.8 million at December 31, 2005 and 2004, respectively. These letters of credit are pledged for aircraft rentals, maintenance and guarantees for airport facilities.

In June 2005, the Company and The International Finance Corporation entered into an agreement for a $15.0 million revolving line of credit available for working capital purposes. This line of credit facility includes commitment fees of 0.50%, plus availability fees of 0.25%.

In September 2005, the Company and Banco Continental entered into an agreement for a $15.0 million revolving line of credit available for working capital purposes. There are no commitment fees or availability fees on this line of credit facility.

Upon acquisition of AeroRepública, the Company arranged a commercial credit facility in the amount of $15.0 million, primarily to refinance existing liabilities and to provide AeroRepública with working capital. This facility was divided in two (2) tranches of $5.0 million and $10.0 million with maturities of three (3) and five (5) years, respectively. This facility is secured by credit card receivables.

Termination of General Sales Agent

The Company historically outsourced sales functions in some outstations through agreements with general sales agents. Over the past few years, the Company has been discontinuing existing agreements in order to reduce distribution costs and take direct control over these functions. As a result of this process, the Company terminated general sales agent agreements in 2004 and 2003. In accordance with SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities”, the Company recorded, within other operating expenses, provisions amounting to $1.3 million and $1.0 million in the years ending December 31, 2004 and 2003 respectively, when the general sales agreements were terminated.

Payments relating to the termination of the general sales agent agreements amounted to $1.3 million, $2.9 million, and $0.1 million in 2005, 2004 and 2003, respectively.

The Company has no remaining GSA agreements with significant termination contingencies.

COPA HOLDINGS, S. A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

13.	Subsequent Events

Restricted Stock Awards

In connection with the Company’s 2005 initial public offering, the Company’s Board of Directors approved one time restricted stock bonuses to executive officers, managers, certain key employees and non-employee directors. The restricted stock awards will be granted pursuant to a new equity-based long-term incentive compensation plan that the Company adopted in conjunction with the initial public offering, which provides for grants of restricted stock, stock options and certain equity-based awards.

On March 28, 2006, the Company granted approximately 937,500 shares of restricted stock awards which will vest over periods ranging from two (2) to five (5) years. The Company estimates the 2006 compensation cost related to this plan will be $2.5 million.

Dividend distribution (Unaudited)

On May 11, 2006, the Company’s Board of Directors approved a dividend distribution of approximately $8.3 million, which represents 10% of the 2005 net income. This distribution is expected to be paid in June 2006.

Debt (Unaudited)

On May 15, 2006, the Company entered into a loan agreement for $34.2 million to finance a portion of advanced delivery payments on two Boeing 737-800 aircraft with delivery months of August and November 2007. The Company has granted, for the benefit of the borrower, a first priority security interest in the rights, title and interest over these aircraft.

14.	Segment Reporting

Prior to the acquisition of AeroRepública on April 22, 2005, the Company had one reportable segment. Upon the acquisition of AeroRepública, as discussed in Note 2, the Company determined it has two reportable segments, the Copa segment and the AeroRepública segment, primarily because: (1) management evaluates the financial and operational results of the Copa segment and AeroRepública segment separately for internal reporting and management performance evaluation purposes; and (2) management intends to allow AeroRepública’s existing management to continue operating the airline as a point-to-point Colombian carrier, without significant integration into the Copa network. The accounting policies of the segments are the same as those described in Note 1, “Summary of Significant Accounting Policies”. General corporate and other assets are allocated to the Copa segment.

Operating information for the Copa segment and the AeroRepública segment for the period ended December 31, 2005 (which includes the results of AeroRepública only from the date of acquisition) is as follow (in millions):

December 31, 2005

Operating Revenues:
Copa Segment	$505.7
AeroRepública segment	103.0
Eliminations	(0.1)

Consolidated	$608.6

COPA HOLDINGS, S. A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2005

Depreciation:
Copa Segment	$19.3
AeroRepública segment	0.6

Consolidated	$19.9

Aircraft Rentals:
Copa Segment	$22.1
AeroRepública segment	5.5

Consolidated	$27.6

Operating income:
Copa Segment	$103.0
AeroRepública segment	6.1

Consolidated	$109.1

Interest expense:
Copa Segment	$(18.3)
AeroRepública segment	(2.2)

Consolidated	$(20.5)

Interest income:
Copa Segment	$3.4
AeroRepública segment	0.2

Consolidated	$3.6

Income before income taxes:
Copa Segment	$89.8
AeroRepública segment	2.8

Consolidated	$92.6

Total Assets at End of Period:
Copa Segment	$851.1
AeroRepública segment	98.1
Eliminations	(32.3)

Consolidated	$916.9

COPA HOLDINGS, S. A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Information concerning operating revenue by principal geographic area for the period ended December 31 is as follow (in millions):

	2005	2004	2003

North America	$86.9	$66.3	$51.9
Central America and Caribbean	125.3	104.2	90.7
South America	303.2	148.8	130.4
Panama	93.2	80.5	68.8

Total operating revenue	$608.6	$399.8	$341.8

We attribute revenue among the geographical areas based upon point of sales. Our tangible assets and capital expenditures consist primarily of flight and related ground support equipment, which is mobile across geographic markets and, therefore, has not been allocated.

EXHIBIT INDEX

Exhibit No.	Description

1.1**	English translation of the Articles of Incorporation (Pacto Social) of the Registrant

2.1*	Form of Second Amended and Restated Shareholders’ Agreement among Copa Holdings, S.A., Corporación de Inversiones Aéreas, S.A. and Continental Airlines, Inc.

2.2*	Form of Amended and Restated Registration Rights Agreement among Copa Holdings, S.A., Corporación de Inversiones Aéreas, S.A. and Continental Airlines, Inc.

10.1**†	Aircraft Lease Agreement, dated as of October 1, 1998, between First Security Bank and Compañía Panameña de Aviación, S.A., in respect of Boeing Model 737-71Q Aircraft, Serial No. 29047

10.2**†	Letter Agreement dated as of November 6, 1998 amending Aircraft Lease Agreement, dated October 1, 1998, between First Security Bank and Compañía Panameña de Aviación, S.A., in respect of One Boeing Model 737-71Q Aircraft, Manufacturer’s Serial No. 29047

10.3**†	Aircraft Lease Amendment Agreement dated as of May 21, 2004 to Aircraft Lease Agreement, dated October 1, 1998, between First Security Bank and Compañía Panameña de Aviación, S.A., in respect of Boeing Model 737-71Q Aircraft, Serial No. 29047

10.4**†	Aircraft Lease Agreement, dated as of October 1, 1998, between First Security Bank and Compañía Panameña de Aviación, S.A., in respect of Boeing Model 737-71Q Aircraft, Serial No. 29048

10.5**†	Letter Agreement dated as of November 6, 1998 amending Aircraft Lease Agreement, dated as of October 1, 1998, between First Security Bank and Compañía Panameña de Aviación, S.A., in respect of Boeing Model 737-71Q Aircraft, Serial No. 29048

10.6**†	Aircraft Lease Amendment Agreement dated as of May 21, 2003 to Aircraft Lease Agreement, dated October 1, 1998, between First Security Bank and Compañía Panameña de Aviación, S.A., in respect of Boeing Model 737-71Q Aircraft, Serial No. 29048

10.7**†	Aircraft Lease Agreement, dated as of November 18, 1998, between Aviation Financial Services Inc. and Compañía Panameña de Aviación, S.A., Boeing Model 737-700 Aircraft, Serial No. 28607

10.8**†	Letter Agreement No. 1 dated as of November 18, 1998 to Aircraft Lease Agreement, dated November 18, 1998, between Aviation Financial Services Inc. and Compañía Panameña de Aviación, S.A., Boeing Model 737-700 Aircraft, Serial No. 28607

10.9**†	Letter Agreement No. 2 dated as of March 8, 1999 to Aircraft Lease Agreement, dated November 18, 1998, between Aviation Financial Services Inc. and Compañía Panameña de Aviación, S.A., Boeing Model 737-700 Aircraft, Serial No. 28607

10.10**†	Lease Extension and Amendment Agreement dated as of April 30, 2003, to Aircraft Lease Agreement, dated November 18, 1998, between Aviation Financial Services Inc. and Compañía Panameña de Aviación, S.A., Boeing Model 737-700 Aircraft, Serial No. 28607

10.11**†	Aircraft Lease Agreement, dated as of November 18, 1998, between Aviation Financial Services Inc. and Compañía Panameña de Aviación, S.A., Boeing Model 737-700 Aircraft, Serial No. 30049

10.12**†	Letter Agreement No. 1 dated as of November 18, 1998 to Aircraft Lease Agreement, dated November 18, 1998, between Aviation Financial Services Inc. and Compañía Panameña de Aviación, S.A., Boeing Model 737-700 Aircraft, Serial No. 30049

10.13**†	Letter Agreement No. 2 dated as of March 8, 1999 to Aircraft Lease Agreement, dated November 18, 1998, between Aviation Financial Services Inc. and Compañía Panameña de Aviación, S.A., Boeing Model 737-700 Aircraft, Serial No. 30049

10.14**†	Lease Extension and Amendment Agreement dated as of April 30, 2003, to Aircraft Lease Agreement, dated November 18, 1998, between Aviation Financial Services Inc. and Compañía Panameña de Aviación, S.A., Boeing Model 737-700 Aircraft, Serial No. 30049
10.15**†	Aircraft Lease Agreement, dated as of November 30, 2003, between International Lease Finance Corporation and Compañía Panameña de Aviación, S.A., New B737-700 or 800, Serial No. 30676
10.16**†	Aircraft Lease Agreement, dated as of March 4, 2004, between International Lease Finance Corporation and Compañía Panameña de

Exhibit No.	Description

Aviación, S.A., New B737-700 or 800, Serial No. 32800

10.17**†	Aircraft Lease Agreement dated as of December 23, 2004, between Wells Fargo Bank Northwest, N.A. and Compañía Panameña de Aviación, S.A., in respect of Boeing B737-800 Aircraft, Serial No. 29670

10.18**†	Embraer 190LR Purchase Agreement DCT-006/2003 dated as of May 2003 between Embraer— Empresa Brasileira de Aeronáutica S.A. and Regional Aircraft Holdings Ltd.

10.19**†	Letter Agreement DCT-007/2003 between Embraer—Empresa Brasileira de Aeronáutica S.A. and Regional Aircraft Holdings Ltd., relating to Purchase Agreement DCT-006/2003

10.20**†	Letter Agreement DCT-008/2003 between Embraer—Empresa Brasileira de Aeronáutica S.A. and Regional Aircraft Holdings Ltd., relating to Purchase Agreement DCT-006/2003

10.21*†	Embraer 190 Purchase Agreement COM 0028-06 dated February 2006 between Embraer—Empresa Brasileira de Aeronáutica S.A. and Copa Holdings, S.A. relating to Embraer 190LR aircraft

10.22*†	Letter Agreement COM 0029-06 to the Embraer Agreement dated February 2006 between Embraer—Empresa Brasileira de Aeronáutica S.A. and Copa Holdings, S.A. relating to Embraer 190LR aircraft

10.23**†	Aircraft General Terms Agreement, dated November 25, 1998, between The Boeing Company and Copa Holdings, S.A.

10.24**†	Purchase Agreement Number 2191, dated November 25, 1998, between The Boeing Company and Copa Holdings, S.A., Inc. relating to Boeing Model 737-7V3 & 737-8V3 Aircraft

10.25**†	Supplemental Agreement No. 1 dated as of June 29, 2001 to Purchase Agreement Number 2191 between The Boeing Company and Copa Holdings, S.A.

10.26**†	Supplemental Agreement No. 2 dated as of December 21, 2001 to Purchase Agreement Number 2191 between The Boeing Company and Copa Holdings, S.A.

10.27**†	Supplemental Agreement No. 3 dated as of June 14, 2002 to Purchase Agreement Number 2191 between The Boeing Company and Copa Holdings, S.A.

10.28**†	Supplemental Agreement No. 4 dated as of December 20, 2002 to Purchase Agreement Number 2191 between The Boeing Company and Copa Holdings, S.A.

10.29**†	Supplemental Agreement No. 5 dated as of October 31, 2003 to Purchase Agreement Number 2191 between The Boeing Company and Copa Holdings, S.A.

10.30**†	Supplemental Agreement No. 6 dated as of September 9, 2004 to Purchase Agreement Number 2191 between The Boeing Company and Copa Holdings, S.A.

10.31**†	Supplemental Agreement No. 7 dated as of December 9, 2004 to Purchase Agreement Number 2191 between The Boeing Company and Copa Holdings, S.A.

10.32**†	Supplemental Agreement No. 8 dated as of April 15, 2005 to Purchase Agreement Number 2191 between The Boeing Company and Copa Holdings, S.A.

10.33*†	Supplemental Agreement No. 9 dated as of March 16, 2006 to the Boeing Purchase Agreement Number 2191 dated November 25, 1998 between the Boeing Company and Copa Holdings, S.A.

10.34*†	Supplemental Agreement No. 10 dated as of May 8, 2006 to the Boeing Purchase Agreement Number 2191 dated November 25, 1998 between the Boeing Company and Copa Holdings, S.A.

10.35**†	Maintenance Cost per Hour Engine Service Agreement, dated March 5, 2003, between G.E. Engine Services, Inc. and Copa Holdings, S.A.

10.36**†	English translation of Aviation Fuel Supply Agreement, dated July 18, 2005, between Petróleos Delta, S.A. and Compañía Panameña de Aviación, S.A.

Exhibit No.	Description

10.37**	Form of Guaranteed Loan Agreement

10.38**	Form of Amended and Restated Alliance Agreement between Continental Airlines, Inc. and Compañía Panameña de Aviación, S.A.

10.39**	Form of Amended and Restated Services Agreement between Continental Airlines, Inc. and Compañía Panameña de Aviación, S.A.

10.40**	Form of Amended and Restated Frequent Flyer Program Participation Agreement

10.41**	Form of Copa Holdings, S.A. 2005 Stock Incentive Plan

10.42**	Form of Copa Holdings, S.A. Restricted Stock Award Agreement

10.43**	Form of Indemnification Agreement with the Registrant’s directors

12.1	Rule 13a-14(a)/15d-14(a) Certification of Chief Executive Officer

12.2	Rule 13a-14(a)/15d-14(a) Certification of Chief Financial Officer

13.1	Section 1350 Certification of Chief Executive Officer

13.2	Section 1350 Certification of Chief Financial Officer

21.1**	Subsidiaries of the Registrant

*	Previously filed with the SEC as an exhibit and incorporated by reference from our Registration Statement on Form F-1, filed June 15, 2006, File No. 333-135031.

**	Previously filed with the SEC as an exhibit and incorporated by reference from our Registration Statement on Form F-1, filed November 28, 2005, as amended on December 1, 2005 and December 13, 2005, File No. 333-129967.

†	The Registrant was granted confidential treatment for portions of this exhibit.