Form 20-F
period 2006-12-31
Copa Holdings, S.A.
filed 2007-07-02
CIK 1345105

As filed with the Securities and Exchange Commission on July 2, 2007

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2006
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Commission file number: 001-32696

COPA HOLDINGS, S.A.
(Exact name of Registrant as specified in its charter)
Not Applicable
(Translation of Registrant’s name into English)

Republic of Panama
(Jurisdiction of incorporation or organization)
Avenida Principal y Avenida de la Rotonda, Costa del Este
Complejo Business Park, Torre Norte
Parque Lefevre, Panama City
Panama
(+507 304 2677)
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
None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: At December 31, 2006, there were outstanding 42,812,500 shares of common stock, without par value, of which 30,034,375 were Class A shares and 12,778,125 were Class B shares.
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.   ☑ Yes   ☐ No
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.   ☐ Yes   ☑ No
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and non-accelerated filer” in Rule 12b-2 of Exchange Act. (Check one):

Large Accelerated Filer ☐	Accelerated Filer ☑	Non-accelerated Filer ☐
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.   ☑ Yes   ☐ No
Indicate by check mark which financial statement item the registrant has elected to follow. ☐ Item 17 ☑ Item 18
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).   ☐ Yes   ☑ No

 i

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

Presentation of Financial and Statistical Data
Included elsewhere in this annual report are our audited consolidated balance sheets at December 31, 2005 and 2006 and the audited consolidated statements of income, changes in shareholders’ equity and cash flows for the years ended December 31, 2004, 2005 and 2006. The consolidated financial information as of December 31, 2003 and 2004, and for the years ended December 31, 2002 and 2003 has been derived from our audited consolidated financial statements that were prepared in accordance with accounting principles generally accepted in the United States, or U.S. GAAP and which have not been included in this annual report. The consolidated financial information as of December 31, 2002 has been derived from our audited consolidated financial statements that were prepared under International Financial Reporting Standards and adjusted to be presented on a basis consistent with U.S. GAAP and which have not been included in this annual report.
Our audited and unaudited consolidated financial statements have been prepared in accordance with U.S. GAAP and are stated in U.S. dollars. We began consolidating the results of our AeroRepública operating subsidiary as of its acquisition date on April 22, 2005. Unless otherwise indicated, all references in the annual report to “$” or “dollars” refer to U.S. dollars, and all references to “Pesos” or “Ps.” refer to Colombian pesos, the local currency of Colombia.
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
Special Note About Forward-Looking Statements
This annual report includes forward-looking statements, principally under the captions “Risk Factors,” “Business Overview” and “Operating and Financial Review and Prospects.” We have based these forward-looking statements largely on our current beliefs, expectations and projections about future events and financial trends affecting our business. Many important factors, in addition to those discussed elsewhere in this annual report, could cause our actual results to differ substantially from those anticipated in our forward-looking statements, including, among other things:
•	general economic, political and business conditions in Panama and Latin America and particularly in the geographic markets we serve;
•	our management’s expectations and estimates concerning our future financial performance and financing plans and programs;
•	our level of debt and other fixed obligations;
•	demand for passenger and cargo air service in the markets in which we operate;
•	competition;
•	our capital expenditure plans;
•	changes in the regulatory environment in which we operate;
•	changes in labor costs, maintenance costs, fuel costs and insurance premiums;
•	changes in market prices, customer demand and preferences and competitive conditions;
•	cyclical and seasonal fluctuations in our operating results;
•	defects or mechanical problems with our aircraft;
•	our ability to successfully implement our growth strategy;

•	our ability to obtain financing on commercially reasonable terms; and
•	the risk factors discussed under “Risk Factors” beginning on page 4.
The words “believe,” “may,” “will,” “aim,” “estimate,” “continue,” “anticipate,” “intend,” “expect” and similar words are intended to identify forward-looking statements. Forward-looking statements include information concerning our possible or assumed future results of operations, business strategies, financing plans, competitive position, industry environment, potential growth opportunities, the effects of future regulation and the effects of competition. Forward-looking statements speak only as of the date they were made, and we undertake no obligation to update publicly or to revise any forward-looking statements after the date of this annual report because of new information, future events or other factors. In light of the risks and uncertainties described above, the forward-looking events and circumstances discussed in this annual report might not occur and are not guarantees of future performance. Considering these limitations, you should not place undue reliance on forward-looking statements contained in this annual report.

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
The summary consolidated financial information as of December 31, 2005 and 2006 and for the years ended December 31, 2004, 2005 and 2006 has been derived from our audited consolidated financial statements included elsewhere in this annual report. The consolidated financial information as of December 31, 2003 and 2004, and for the years ended December 31, 2002 and 2003 has been derived from our audited consolidated financial statements that were prepared under U.S. GAAP and which have not been included in this annual report. The consolidated financial information as of December 31, 2002 has been derived from our audited consolidated financial statements that were prepared under International Financial Reporting Standards and adjusted to be presented on a basis consistent with U.S. GAAP and which have not been included in this annual report.
We acquired 99.8% of the stock of AeroRepública, a Colombian air carrier, and began consolidating its results on April 22, 2005. As a result of this acquisition, our financial information prior to and after the acquisition is not comparable.

	Year Ended December 31,
	2002	2003	2004	2005(20)	2006
	(in thousands of dollars, except share and per share data and operating data)
INCOME STATEMENT DATA
Operating revenue:
Passenger revenue	$269,629	$311,683	$364,611	$563,520	$798,901
Cargo, mail and other	31,008	30,106	35,226	45,094	52,259

Total operating revenues	300,637	341,789	399,837	608,614	851,160
Operating expenses:
Aircraft fuel	40,024	48,512	62,549	149,303	217,730
Salaries and benefits	39,264	45,254	51,701	69,730	91,382
Passenger servicing	33,892	36,879	39,222	50,622	64,380
Commissions	28,720	27,681	29,073	45,087	57,808
Reservations and sales	16,707	18,011	22,118	29,213	38,212
Maintenance, materials and repairs	20,733	20,354	19,742	32,505	50,057
Depreciation	13,377	14,040	19,279	19,857	24,874
Flight operations	14,567	15,976	17,904	24,943	33,740
Aircraft rentals	21,182	16,686	14,445	27,631	38,169
Landing fees and other rentals	8,495	10,551	12,155	17,909	23,929
Other	19,166	25,977	29,306	32,622	44,758
Fleet impairment charge(1)	13,669	3,572	—	—	—

Total operating expenses	269,796	283,493	317,494	499,422	685,039

Operating income	30,841	58,296	82,343	109,192	166,121

Non-operating income (expense):
Interest expense	(7,629)	(11,613)	(16,488)	(21,629)	(29,150)
Interest capitalized	1,114	2,009	963	1,089	1,712
Interest income	831	887	1,423	3,544	7,257
Other, net(2)	(1,490)	2,554	6,063	395	185

Total non-operating expenses, net	(7,174)	(6,163)	(8,039)	(16,601)	(19,996)
Income before income taxes	23,667	52,133	74,304	92,591	146,125
Provision for income taxes	(2,999)	(3,644)	(5,732)	(9,592)	(12,286)

Net income	20,668	48,489	68,572	82,999	133,839

	Year Ended December 31,
	2002	2003	2004	2005(20)	2006
	(in thousands of dollars, except share and per share data and operating data)
BALANCE SHEET DATA
Total cash, cash equivalents and short-term investments	$34,476	$61,432	$110,943	$114,490	$197,380
Accounts receivable, net	24,006	31,019	27,706	46,533	62,137
Total current assets	68,940	103,523	152,087	184,351	290,651
Purchase deposits for flight equipment	55,867	45,869	7,190	52,753	65,150
Total property and equipment	345,411	480,488	541,211	637,543	862,283
Total assets	421,935	591,915	702,050	916,912	1,255,015
Long-term debt	211,698	311,991	380,827	402,954	529,802
Total shareholders’ equity	67,094	115,583	174,155	245,867	371,669

CASH FLOW DATA
Net cash provided by operating activities	$55,543	$73,479	$98,051	$115,368	$193,468
Net cash used in investing activities	(150,203)	(151,802)	(85,738)	(159,886)	(258,980)
Net cash provided by financing activities	100,400	105,298	29,755	38,929	141,498

OTHER FINANCIAL DATA
EBITDA(3)	42,728	74,890	107,685	129,444	191,180
Aircraft rentals	21,182	16,686	14,445	27,631	38,169
Operating margin(4)	10.3%	17.1%	20.6%	17.9%	19.5%
Weighted average shares used in computing net income per share (basic)(5)	42,812,500	42,812,500	42,812,500	42,812,500	42,812,500
Weighted average shares used in computing net income per share (diluted)(5)	42,812,500	42,812,500	42,812,500	42,812,500	43,234,553
Net income (loss) per share (basic)(5)	$0.48	$1.13	$1.60	$1.94	$3.13
Net income (loss) per share (diluted)(5)	$0.48	$1.13	$1.60	$1.94	$3.10

OPERATING DATA
Revenue passengers carried(6)	1,819	2,028	2,333	4,361	5,741
Revenue passenger miles(7)	1,875	2,193	2,548	3,824	5,017
Available seat miles(8)	2,847	3,226	3,639	5,359	6,866
Load factor(9)	65.9%	68.0%	70.0%	71.4%	73.1%
Break-even load factor(10)	54.5%	52.8%	52.6%	57.9%	58.0%
Total block hours(11)	58,112	64,909	70,228	103,628	130,818
Average daily aircraft utilization(12)	8.8	9.0	9.3	9.8	9.8
Average passenger fare	148.2	153.7	156.3	129.2	139.2
Yield(13)	14.38	14.22	14.31	14.74	15.92
Passenger revenue per ASM(14)	9.47	9.66	10.02	10.51	11.64
Operating revenue per ASM(15)	10.56	10.60	10.99	11.36	12.40
Operating expenses per ASM (CASM)(16)	9.48	8.79	8.72	9.32	9.98
Departures	23,361	25,702	27,434	48,934	65,471
Average daily departures	64.0	70.4	75.0	156.6	179.4
Average number of aircraft	18.1	19.8	20.6	31.0	38.6
Airports served at period end	27	28	29	36	42

SEGMENT FINANCIAL DATA
Copa:
Operating revenue	$300,637	$341,789	$399,837	$505,655	$676,168
Operating expenses	269,796	283,493	317,494	402,684	509,540
Depreciation	13,377	14,040	19,279	19,242	23,732
Aircraft rentals	21,182	16,686	14,445	22,096	23,842
Interest expense	7,629	11,613	16,488	19,424	26,907
Interest capitalized	1,114	2,009	963	1,089	1,712
Interest income	831	887	1,423	3,376	6,887
Net income (loss) before tax	23,667	52,133	74,304	89,745	155,533
Total assets	421,935	591,915	702,050	851,075	1,168,121
AeroRepública: (21)
Operating revenue	—	—	—	$103,016	$175,883
Operating expenses	—	—	—	96,839	176,388
Depreciation	—	—	—	615	1,142
Aircraft rentals	—	—	—	5,535	14,604
Interest expense	—	—	—	2,205	2,243
Interest capitalized	—	—	—	—	—
Interest income	—	—	—	168	370
Net income (loss) before tax	—	—	—	2,846	(9,408)
Total assets	—	—	—	98,091	132,872

	Year Ended December 31,
	2002	2003	2004	2005(20)	2006
	(in thousands of dollars, except share and per share data and operating data)
SEGMENT OPERATING DATA
Copa:
Available seat miles(8)	2,847	3,226	3,639	4,409	5,239
Load factor(9)	65.9%	68.0%	70.0%	73.4%	77.8%
Break-even load factor	54.5%	52.8%	52.6%	56.8%	56.1%
Yield(13)	14.38	14.22	14.31	14.41	15.49
Operating revenue per ASM(15)	10.56	10.60	10.99	11.47	12.91
CASM(16)	9.48	8.79	8.72	9.13	9.73
Average stage length(18)	1,010	1,028	1,047	1,123	1,158
On time performance(17)	90.5%	91.4%	91.8%	91.7%	91.0%

AeroRepública:(21)
Available seat miles(8)	—	—	—	950	1,627
Load factor(9)	—	—	—	62.0%	57.9%
Break even load factor	—	—	—	60.8%	61.9%
Yield(13)	—	—	—	16.53	17.79
Operating revenue per ASM(15)	—	—	—	10.84	10.81
CASM(16)	—	—	—	10.19	10.84
Average stage length(18)	—	—	—	360	370
On time performance(19)	—	—	—	70.4%	80.3%

(1)	Represents impairment losses on our Boeing 737-200 aircraft and related assets.

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

	Year Ended December 31,
	2002	2003	2004	2005	2006
	(in thousands of dollars)
Net income	$20,668	$48,489	$68,572	$82,999	$133,839
Interest expense	7,629	11,613	16,488	21,629	29,150
Income taxes	2,999	3,644	5,732	9,592	12,286
Depreciation	13,377	14,040	19,279	19,857	24,874

Subtotal	44,673	77,786	110,071	134,077	200,149

Interest capitalized	(1,114)	(2,009)	(963)	(1,089)	(1,712)
Interest income	(831)	(887)	(1,423)	(3,544)	(7,257)

EBITDA	42,728	74,890	107,685	129,444	191,180

Aircraft rentals represents a significant operating expense of our business. Because we leased several of our aircraft during the periods presented, we believe that when assessing our EBITDA you should also consider the impact of our aircraft rent expense, which was $21.2 million in 2002, $16.7 million in 2003, $14.4 million in 2004, $27.6 million in 2005, and $38.2 million in 2006.

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

(21)
AeroRepública has not historically distinguished between revenue passengers and non-revenue passengers. Although we are implementing systems at AeroRepública to record that information, revenue passenger information and other statistics derived from revenue passenger data for the year ended December 31, 2005 and 2006 has been derived from estimates that we believe to be materially accurate.

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
We have grown rapidly over the past seven years. We intend to continue to grow our fleet, expand our service to new markets and increase the frequency of flights to the markets we currently serve. Achieving these goals is essential in order for our business to benefit from cost efficiencies resulting from economies of scale. We expect to have substantial cash needs as we expand, including cash required to fund aircraft purchases or aircraft deposits as we add to our fleet. We cannot assure you that we will have sufficient cash to fund such projects, and if we are unable to successfully expand our route system, our future revenue and earnings growth would be limited.
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
In October 2004, Copa announced an order to purchase ten new Embraer 190 aircraft with options for an additional 20 new aircraft. Subsequently, Copa increased its firm orders for the Embraer 190 aircraft by exercising five of these options. Through the first quarter of 2007, Copa has accepted delivery of six Embraer 190 aircraft. In March 2006, AeroRepública announced an order to purchase five new Embraer 190 aircraft with options for an additional 10 new aircraft. Since then AeroRepública has accepted delivery of four Embraer 190 aircraft. Acquisition of an all-new type of aircraft, such as the Embraer 190, involves a variety of risks, including:
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
In addition, we also face risks integrating a second type of aircraft into our existing infrastructure and operations, including, among other things, the additional costs, resources and time needed to hire and train new pilots, technicians and other skilled support personnel. If we fail to successfully take delivery of, place into service and integrate into our operations the new Embraer 190 aircraft, our business, financial condition and results of operations could be harmed.
We are dependent on our alliance with Continental and cannot assure you that it will continue.
We maintain a broad commercial and marketing alliance with Continental Airlines, Inc., or Continental, that has allowed us to enhance our network and, in some cases, offer our customers services that we could not otherwise offer. If Continental were to experience severe financial difficulties or go bankrupt, our alliance and service agreements may be terminated or we may not realize the anticipated benefits from our relationship with Continental. While Continental recorded net income of $343 million for 2006, it suffered significant losses following September 11, 2001, and it has indicated that several factors threaten its ability to sustain profitability, including competition from low-cost carriers and carriers emerging from bankruptcy protection, high fuel cost and terrorism or other international hostilities. We cannot assure you that Continental will be able to sustain its profitability, and as a result, we may be materially and adversely affected by a deterioration of Continental’s financial condition.

Since we began the alliance in 1998, we have benefited from Continental’s support in negotiations for aircraft purchases, insurance and fuel purchases, sharing of “best practices” and engineering support in our maintenance operations, and significant other intangible support. This support has assisted us in our growth strategy, while also improving our operational performance and the quality of our service. Our alliance relationship with Continental is the subject of a grant of antitrust immunity from the U.S. Department of Transportation, or DOT. If our relationship with Continental were to deteriorate, or our alliance relationship were no longer to benefit from a grant of antitrust immunity, or our alliance or services agreements were terminated, our business, financial condition and results of operations would likely be materially and adversely affected. The loss of Copa’s codesharing relationship with Continental would likely result in a significant decrease in our revenues. We also rely on Continental’s OnePass frequent flyer program that we participate in globally and on a co-branded basis in Latin America, and our business may be adversely affected if the OnePass program does not remain a competitive marketing program. In addition, our competitors may benefit from alliances with other airlines that are more extensive than our alliance with Continental. We cannot predict the extent to which we will be disadvantaged by competing alliances. See “Item 7. Major Shareholders and Related Party Transactions.” Our relationship with suppliers depends in part on our alliance with Continental. As a result of our follow-on offering in June 2006, Continental’s investment in our company diminished to approximately 10% of our total outstanding capital stock. We cannot assure you that Continental’s reduced participation in our company will not have an adverse effect on our relationships with suppliers or that the terms of our current or future supply agreements will not be affected by this reduced participation.
Continental’s economic interest in our continued success can be expected to further decline over time.
In connection with our initial public offering in December 2005, Continental reduced its investment in us from 49% to approximately 27.3% of our capital stock. Through a follow-on offering in 2006, Continental further reduced its investment in us to approximately 10.0% of our capital stock. Continental may seek to monetize its remaining investment in us. Continental has certain rights pursuant to a shareholders’ agreement among Continental, Corporación de Inversiones Aéreas, S.A., or CIASA, and us, including the right to appoint one of our directors so long as our alliance agreement with Continental continues. As a result of Continental’s right to appoint one member of our board of directors and our dependence on the alliance between the airlines, Continental has the ability to exercise significant influence over us. Nevertheless, Continental’s interests will likely diverge from those of our other shareholders as Continental reduces its investment in us over time. Other than certain exclusivity provisions and a termination event for certain competitive activities contained in our alliance agreement, we do not have any non-competition agreement with Continental, and as Continental continues to reduce its economic stake in us, it may take actions that are adverse to the interests of the majority of our shareholders. See “Item 7. Major Shareholders and Related Party Transactions.”
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
On November 25, 2005, the Executive Branch of the Government of Panama promulgated a decree stating that the “substantial ownership” and “effective control” requirements of the Aviation Act are met if a Panamanian citizen or a Panamanian company is the record holder of shares representing 51% or more of the voting power of the company. Although the decree has the force of law for so long as it remains in effect, it does not supersede the Aviation Act, and it can be modified or superseded at any time by a future Executive Branch decree. Additionally, the decree has no binding effect on regulatory authorities of other countries whose bilateral agreements impose Panamanian ownership and control limitations on us. We cannot assure you that the decree will not be challenged, modified or superseded in the future, that CIASA will continue to own a majority of the Class B shares, or that record ownership of a majority of our Class B shares by Panamanian entities will be sufficient to satisfy the “substantial ownership” requirement of the Aviation Act and the decree. A change in the ownership of the Class B shares or a determination by the Panamanian Civil Aviation Authority (the Autoridad de Aeronáutica Civil), which we refer to as the AAC, or a Panamanian court that “substantial” Panamanian ownership should be determined on the basis of our direct and indirect ownership, could cause us to lose our license to operate our airline in Panama. Likewise, if a foreign regulatory authority were to determine that our direct or indirect Panamanian ownership fails to satisfy the minimum Panamanian ownership requirements for a Panamanian carrier under the applicable bilateral agreement, we may lose the benefit of that agreement and be prohibited from flying to the relevant country or over its territory. Any such determination would have a material adverse effect on our business, financial condition and results of operations, as well as on the value of the Class A shares.
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
We are also subject to international bilateral air transport agreements that provide for the exchange of air traffic rights between Panama and various other countries, and we must obtain permission from the applicable foreign governments to provide service to foreign destinations. There can be no assurance that existing bilateral agreements between the countries in which our airline operating companies are based and foreign governments will continue, or that we will be able to obtain more route rights under those agreements to accommodate our future expansion plans. A modification, suspension or revocation of one or more bilateral agreements could have a material adverse effect on our business, financial condition and results of operations. The suspension of our permits to operate to certain airports or destinations, the cancellation of any of our provisional routes or the imposition of other sanctions could also have a material adverse effect. For example, recently, our third daily frequency to Mexico City, which was under provisional permit, was not extended by the Mexican civil aviation authority. We do not expect this to have a material adverse effect on our business, but it is indicative of the route changes to which we may be subject. Due to the nature of bilateral agreements, we can fly to many destinations only from Panama. We cannot assure you that a change in a foreign government’s administration of current laws and regulations or the adoption of new laws and regulations will not have a material adverse effect on our business, financial condition and results of operations.

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
We must pay fees to airport operators for the use of their facilities. Any substantial increase in airport charges could have a material adverse impact on our results of operations. Passenger taxes and airport charges have also increased in recent years, sometimes substantially. Certain important airports that we use may be privatized in the near future which is likely to result in significant cost increases to the airlines that use these airports. We cannot assure you that the airports used by us will not impose, or further increase, passenger taxes and airport charges in the future, and any such increases could have an adverse effect on our financial condition and results of operations.
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
The airline business is characterized by high leverage, and we have a high level of indebtedness. We also have significant expenditures in connection with our operating leases and facility rental costs, and substantially all of our property and equipment is pledged to secure indebtedness. For the year ended December 31, 2006, our interest expense and aircraft and facility rental expense under operating leases aggregated $76.1 million. At March 31, 2007, approximately 45% of our total indebtedness bore interest at fixed rates, and a small portion of our lease obligations was determined with reference to LIBOR. Accordingly, our financing and rent expense will not decrease significantly if market interest rates decline.
As of May 31, 2007, we had firm commitments to purchase ten Boeing 737-Next Generation and ten Embraer 190s, with an aggregate manufacturer’s list price of approximately $1.1 billion. We have arranged for financing for a significant portion of the commitment relating to such aircraft and will require substantial capital from external sources to meet our remaining financial commitment. The acquisition and financing of these aircraft will likely result in a substantial increase in our leverage and fixed financing costs. A high degree of leverage and fixed payment obligations could:
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
We currently finance our aircraft through bank loans and, to a lesser extent, operating leases and local bond offerings. In the past, we have obtained most of the financing for our Boeing aircraft purchases from commercial financial institutions utilizing guarantees provided by the Export-Import Bank of the United States. The Export-Import Bank provides guarantees to companies that purchase goods from U.S. companies for export, enabling them to obtain financing at substantially lower interest rates as compared to those that they could obtain without a guarantee. The Export-Import Bank will not be able to provide similar guarantees in connection with financing for our aircraft purchases from Embraer since those aircraft are not exports from the United States. At December 31, 2006, we had $365.4 million of outstanding indebtedness that is owed to financial institutions under financing arrangements guaranteed by the Export-Import Bank. We cannot predict whether the Export-Import Bank’s credit support will continue to be available to us to fund future purchases of Boeing aircraft. The Export-Import Bank may in the future limit its exposure to Panama-based companies, to our airline or to airlines generally, or may encourage us to diversify our credit sources by limiting future guarantees. Similarly, we cannot assure you that we will be able to continue to raise financing from past sources, or from other sources, on terms comparable to our existing financing. We may not be able to continue to obtain lease or debt financing on terms attractive to us, or at all, and if we are unable to obtain financing, we may be forced to modify our aircraft acquisition plans or to incur higher than anticipated financing costs which could have an adverse impact on the execution of our growth strategy and business.
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
We perform impairment reviews when there are particular risks of impairment or other indicators described in Statement of Financial Accounting Standards No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, in order to determine whether we need to reduce the carrying value of our aircraft and related assets with a related charge to our earnings. In addition to the fact that the value of our fleet declines as it ages, the excess capacity that currently exists in the airline industry, airline bankruptcies and other factors beyond our control may further contribute to the decline of the fair market value of our aircraft and related rotable parts and inventory. If such impairment does occur, we would be required under U.S. GAAP to write down these assets to their estimated fair market value through a charge to earnings. A significant charge to earnings would adversely affect our financial condition and operating results. In addition, the interest rates on and the availability of certain of our aircraft financing loans are tied to the value of the aircraft securing the loans. If those values were to decrease substantially, our interest rates may rise or the lenders under those loans may cease extending credit to us, either of which could have an adverse impact on our financial condition and results of operations.
We rely on information technology systems, and we may become more dependent on such systems in the future.
We rely upon information technology systems to operate our business and increase our efficiency. We are highly reliant on certain critical systems, such as the Sceptre and Visaer systems for maintenance, the “SHARES” computer reservation and check-in system and the Airmax revenue management system. Other systems are designed to decrease distribution costs through Internet reservations and to maximize cargo distributions. These systems may not deliver their anticipated benefits. Also, in transitioning to new systems we may lose data or experience interruptions in service, which could harm our business.
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
An accident or incident involving one of our aircraft could involve significant claims by injured passengers and others, as well as significant costs related to the repair or replacement of a damaged aircraft and its temporary or permanent loss from service. A short time prior to our acquisition of AeroRepública, one of its aircraft slid off of a runway in an accident without serious injuries to passengers; although, the aircraft was severely damaged and declared a total loss by its insurers. We are required by our creditors and the lessors of our aircraft under our operating lease agreements to carry liability insurance, but the amount of such liability insurance coverage may not be adequate and we may be forced to bear substantial losses in the event of any future accident. Our insurance premiums may also increase due to an accident or incident affecting one of our aircraft. Substantial claims resulting from an accident in excess of our related insurance coverage or increased premiums would harm our business and financial results. Moreover, any aircraft accident or incident, even if fully insured, could cause the public to perceive us as less safe or reliable than other airlines which could harm our business and results of operations. Our business would also be significantly harmed if the public avoids flying our aircraft due to an adverse perception of the types of aircraft that we operate arising from safety concerns or other problems, whether real or perceived, or in the event of an accident involving those types of aircraft.

Fluctuations in foreign exchange rates could negatively affect our net income.
In 2006, approximately 71% of our expenses and 41% of our revenues were denominated in U.S. dollars. The remainder of our expenses and revenues were denominated in the currencies of the various countries to which we fly, with the largest non-dollar amount denominated in Colombian Pesos. As a result of the acquisition of AeroRepública in April 2005, we have an increased exposure to the Colombian Peso. If any of these currencies decline in value against the U.S. dollar, our revenues, expressed in U.S. dollars, and our operating margin would be adversely affected. We may not be able to adjust our fares denominated in other currencies to offset any increases in U.S. dollar-denominated expenses, increases in interest expense or exchange losses on fixed obligations or indebtedness denominated in foreign currency. Copa currently does not hedge the risk of fluctuation in foreign exchange rates. AeroRepública currently has hedges in place with respect to some of its U.S. dollar / Colombian Peso exposure. We are exposed to exchange rate losses and gains due to the fluctuation in the value of local currencies vis-à-vis the U.S. dollar during the period of time (typically between 1 to 2 weeks) between the time we are paid in local currencies and the time we are able to repatriate the revenues in U.S. dollars.
Our maintenance costs will increase as Copa’s fleet ages and as we perform maintenance on AeroRepública’s older fleet.
Because the average age of Copa’s aircraft was approximately 3.9 years as of May 31, 2007, the fleet requires less maintenance now than it will in the future. We have incurred a low level of maintenance expenses in recent years because most of the parts on Copa’s aircraft were still covered under multi-year warranties. Our maintenance costs will increase significantly, both on an absolute basis and as a percentage of our operating expenses as our fleet ages and these warranties expire.
AeroRepública’s fleet is considerably older than Copa’s fleet, having an average age of 13.1 years as of May 31, 2007. The MD-80 aircraft operated by AeroRepública will likely be less reliable than Copa’s newer aircraft and can be expected to require significantly greater expenditures on maintenance, which may lead to an overall increase in our consolidated operating expenses.
If we enter into a prolonged dispute with any of our employees, many of whom are represented by unions, or if we are required to increase substantially the salaries or benefits of our employees, it may have an adverse impact on our operations and cash flows.
Approximately 50% of the Company’s employees belong to a labor union. There are currently five unions covering our Copa employees based in Panama: the pilots’ union; the flight attendants’ union; the mechanics’ union; the traffic attendants’ union; and a generalized union, which represents baggage handlers, aircraft cleaners, counter agents, and other non-executive administrative staff. Copa is scheduled to begin its next negotiations with the pilots’ union in mid-2008. Copa entered into new collective bargaining agreements with its general union and its flight attendants’ union on October 26, 2005 and April 3, 2006, respectively. After extensive negotiations which did not lead to a mutually satisfactory resolution, Copa and the mechanics’ union entered into a government-mandated arbitration, and a collective bargaining agreement was agreed to on March 29, 2006 as a result of such arbitration proceedings. Previously, Copa has not had to resort to arbitration to resolve negotiations with its unions. Collective bargaining agreements in Panama are typically between three and four year terms. We also have union contracts with our Copa employees in Brazil and Mexico. AeroRepública is a party to collective bargaining agreements that cover all of AeroRepública’s 126 pilots and co-pilots and all of AeroRepública’s 178 flight attendants. A strike, work interruption or stoppage or any prolonged dispute with our employees who are represented by any of these unions could have an adverse impact on our operations. These risks are typically exacerbated during periods of renegotiation with the unions. For example, in 2000 we experienced a brief localized pilots’ union work slow-down during contract negotiations that was eventually resolved to our satisfaction. Any renegotiated collective bargaining agreement could feature significant wage increases and a consequent increase in our operating expenses. Employees outside of Panama that are not currently members of unions may also form new unions that may seek further wage increases or benefits.
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
AeroRepública’s results of operations are significantly less profitable than those of Copa. AeroRepublica has experienced loses in recent periods and may have continuing net losses in future fiscal periods. We may not be able to achieve the cost savings and other improvements we seek at AeroRepública, and our failure to do so would harm our consolidated operating margins and results of operations. Our investment in AeroRepública is subject to many risks and uncertainties that will ultimately determine whether the acquisition will increase or reduce our overall profitability. See “Item 4B. Business Overview—AeroRepública.”
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
In 2006, approximately 56% of our revenues were derived from tickets sold by travel agents or tour operators. We cannot assure you that we will be able to maintain favorable relationships with these ticket sellers. Our revenues could be adversely impacted if travel agents or tour operators elect to favor other airlines or to disfavor us. Our relationship with travel agents and tour operators may be affected by:
•	the size of commissions offered by other airlines;
•	changes in our arrangements with other distributors of airline tickets; and
•	the introduction and growth of new methods of selling tickets.
We rely on third parties to provide our customers and us with facilities and services that are integral to our business.
We have entered into agreements with third-party contractors to provide certain facilities and services required for our operations, such as heavy aircraft and engine maintenance; call center services; and catering, ground handling, cargo and baggage handling, or “below the wing” aircraft services. For example, at airports other than Tocumen International Airport, all of the “below the wing” aircraft services for Copa flights are performed by contractors. AeroRepública contracts ground handling equipment in eleven of the thirteen cities it serves and has contracted labor for “below the wing” tasks in eleven of the thirteen cities. Overhaul maintenance and “C-checks” for Copa are handled by contractors in the United States, Panama and Costa Rica, and some line maintenance for Copa is handled at certain airports by contract workers rather than our employees. Substantially all of our agreements with third-party contractors are subject to termination on short notice. The loss or expiration of these agreements or our inability to renew these agreements or to negotiate new agreements with other providers at comparable rates could harm our business and results of operations. Further, our reliance on third parties to provide essential services on our behalf gives us less control over the costs, efficiency, timeliness and quality of those services. A contractor’s negligence could compromise our aircraft or endanger passengers and crew. This could also have a material adverse effect on our business. We expect to be dependent on such agreements for the foreseeable future and if we enter any new market, we will need to have similar agreements in place.

We depend on a limited number of suppliers for our aircraft and engines.
One of the elements of our business strategy is to save costs by operating a simplified aircraft fleet. Copa currently operates the Boeing 737-700/800 Next Generation aircraft powered by CFM 56-7B engines from CFM International and the Embraer 190, powered by General Electric CF 34-10 engines. AeroRepública currently operates the Embraer 190, powered by General Electric CF 34-10 engines and MD-80 fleet powered by Pratt & Whitney JT8D-219 engines. We currently intend to continue to rely exclusively on these aircraft for the foreseeable future. If any of Boeing, Embraer, CFM International or GE Engines were unable to perform their contractual obligations, or if we are unable to acquire or lease new aircraft or engines from aircraft or engine manufacturers or lessors on acceptable terms, we would have to find another supplier for a similar type of aircraft or engine.
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
Our business would be significantly harmed if a design defect or mechanical problem with any of the types of aircraft or components that we operate were discovered that would ground any of our aircraft while the defect or problem was corrected, assuming it could be corrected at all. The use of our aircraft could be suspended or restricted by regulatory authorities in the event of any actual or perceived mechanical or design problems. Our business would also be significantly harmed if the public began to avoid flying with us due to an adverse perception of the types of aircraft that we operate stemming from safety concerns or other problems, whether real or perceived, or in the event of an accident involving those types of aircraft or components. Carriers that operate a more diversified fleet are better positioned than we are to manage such events.
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
Our operations in Cuba, which has been identified by the U.S. Department of State as a state sponsor of terrorism, may adversely affect our reputation and the liquidity and value of our Class A shares.
We currently operate approximately six daily departures to and from Cuba which provide passenger, cargo and mail transportation service. For the year ended December 31, 2006, our transported passengers to and from Cuba represented approximately 4.1% of our total passengers carried. Our operating revenues from Cuban operations during the year ended December 31, 2006 represented approximately 7.0% of our total consolidated operating revenues for such year. Our assets located in Cuba are insignificant.

Cuba has been identified by the United States government as a state sponsor of terrorism, and the U.S. Treasury Department’s Office of Foreign Assets Control (OFAC) administers and enforces economic and trade sanctions based on U.S. foreign policy against Cuba and certain other targeted foreign countries. You should understand that our overall business reputation may suffer as a result of our activities in Cuba, particularly if such activities grow in the future. Certain U.S. states have recently enacted legislation regarding investments by pension funds and other retirement systems in companies, such as ours, that have business activities with Cuba and other countries that have been identified as terrorist-sponsoring states. Similar legislation may be pending in other states. As a result, pension funds and other retirement systems may be subject to new reporting requirements and other burdensome restrictions with respect to investments in companies such as ours. Pension funds and similar institutions represent an important source of demand for our shares, and if their willingness to invest in and hold our shares were to diminish as a result of any such requirements or restrictions, or for any other reason, it would likely have a material adverse effect on the liquidity and value of our Class A shares.
Risks Relating to the Airline Industry
The airline industry is highly competitive.
We face intense competition throughout our route network. Overall airline industry profit margins are low and industry earnings are volatile. Airlines compete in the areas of pricing, scheduling (frequency and flight times), on-time performance, frequent flyer programs and other services. We compete with a number of other airlines that currently serve some of the routes on which we operate, including Grupo TACA, American Airlines Inc., Mexicana and Avianca. Some of our competitors, such as American Airlines, have larger customer bases and greater brand recognition in the markets we serve outside Panama, and some of our competitors have significantly greater financial and marketing resources than we have. Airlines based in other countries may also receive subsidies, tax incentives or other state aid from their respective governments, which are not provided by the Panamanian government. The commencement of, or increase in, service on the routes we serve by existing or new carriers could negatively impact our operating results. Likewise, competitors’ service on routes that we are targeting for expansion may make those expansion plans less attractive.
We must constantly react to changes in prices and services offered by our competitors to remain competitive. The airline industry is highly susceptible to price discounting, particularly because airlines incur very low marginal costs for providing service to passengers occupying otherwise unsold seats. Carriers use discount fares to stimulate traffic during periods of lower demand to generate cash flow and to increase market share. Any lower fares offered by one airline are often matched by competing airlines, which often results in lower industry yields with little or no increase in traffic levels. Price competition among airlines in the future could lead to lower fares or passenger traffic on some or all of our routes, which could negatively impact our profitability. We cannot assure you that any of our competitors will not undercut our fares in the future or increase capacity on routes in an effort to increase their respective market share. Although we intend to compete vigorously and to assert our rights against any predatory conduct, such activity by other airlines could reduce the level of fares or passenger traffic on our routes to the point where profitable levels of operations could not be maintained. Due to our smaller size and financial resources compared to several of our competitors, we may be less able to withstand aggressive marketing tactics or fare wars engaged in by our competitors should such events occur.
We may face increasing competition from low-cost carriers offering discounted fares.
Traditional hub-and-spoke carriers in the United States and Europe have in recent years faced substantial and increasing competitive pressure from low-cost carriers offering discounted fares. The low-cost carriers’ operations are typically characterized by point-to-point route networks focusing on the highest demand city pairs, high aircraft utilization, single class service and fewer in-flight amenities. As evidenced by the operations of Gol Intelligent Airlines Inc., or Gol, which continues to grow both in Brazil as well as in other South American countries, Spirit, which has begun to serve Latin America from Fort Lauderdale, and a number of low-cost carriers which have recently launched or are planning to start service in Mexico, among others, the low-cost carrier business model appears to be gaining acceptance in the Latin American aviation industry. As a result, we may face new and substantial competition from low-cost carriers in the future which could result in significant and lasting downward pressure on the fares we charge for flights on our routes.

Significant changes or extended periods of high fuel costs or fuel supply disruptions could materially affect our operating results.
Fuel costs constitute a significant portion of our total operating expenses, representing approximately 19.7% of our operating expenses in 2004, 29.9% in 2005 and 31.8% in 2006. Our fuel prices increased very significantly in 2005 and are likely to increase further. As a result, substantial increases in fuel costs may materially and adversely affect our operating results. Jet fuel costs have been subject to wide fluctuations as a result of increases in demand, sudden disruptions in and other concerns about global supply, as well as market speculation. Both the cost and availability of fuel are subject to many economic, political, weather, environmental and other factors and events occurring throughout the world that we can neither control nor accurately predict, including international political and economic circumstances such as the political instability in major oil-exporting countries in Latin America, Africa and Asia. Although we have entered into hedging agreements for a portion of Copa’s fuel needs through the first six months of 2008 to hedge against fuel price volatility, these agreements provide only limited protection against future increases in the price of fuel, and we may discontinue such agreements in the future. Our current or future arrangements will not be adequate to protect us from further increases in the price of fuel, and fuel prices are likely to increase above their current levels and may do so in the near future. Indeed, numerous market experts and analysts have predicted that fuel prices can be expected to increase further, perhaps significantly, from their already high levels. If a future fuel supply shortage were to arise as a result of production curtailments by the Organization of the Petroleum Exporting Countries, or OPEC, a disruption of oil imports, supply disruptions resulting from severe weather or natural disasters, the continued unrest in Iraq, other conflicts in the Middle East or otherwise, higher fuel prices or further reductions of scheduled airline services could result. Significant increases in fuel costs would materially and negatively affect our operating results. We cannot assure you that we would be able to offset any increases in the price of fuel by increasing our fares.
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
Since September 11, 2001, several air carriers have sought to reorganize under Chapter 11 of the United States Bankruptcy Code, including some of our competitors such as Avianca and Delta. Successful completion of such reorganizations could present us with competitors with significantly lower operating costs derived from labor, supply and financing contracts renegotiated under the protection of the Bankruptcy Code. For example, Avianca emerged from bankruptcy with a significantly improved financial condition. In addition, air carriers involved in reorganizations have historically undertaken substantial fare discounting in order to maintain cash flows and to enhance continued customer loyalty. Such fare discounting could further lower yields for all carriers, including us. Further, the market value of aircraft would likely be negatively impacted if a number of air carriers seek to reduce capacity by eliminating aircraft from their fleets.
Our business may be adversely affected by downturns in the airline industry caused by terrorist attacks, war or outbreak of disease, which may alter travel behavior or increase costs.
Demand for air transportation may be adversely affected by terrorist attacks, war or political and social instability, epidemics, natural disasters and other events. Any of these events in the markets in which we operate could have a material impact on our business, financial condition and results of operations. Furthermore, these types of situations could have a prolonged effect on air transportation demand and on certain cost items.

For example, the terrorist attacks in the United States on September 11, 2001 had a severe adverse impact on the airline industry. Airline traffic in the United States fell dramatically after the attacks and decreased less severely throughout Latin America. Our revenues depend on the number of passengers traveling on our flights. Therefore, any future terrorist attacks or threat of attacks, whether or not involving commercial aircraft, any increase in hostilities relating to reprisals against terrorist organizations or otherwise and any related economic impact could result in decreased passenger traffic and materially and negatively affect our business, financial condition and results of operations.
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
Increases in insurance costs and/or significant reductions in coverage would harm our business, financial condition and results of operations.
Following the 2001 terrorist attacks, premiums for insurance against aircraft damage and liability to third parties increased substantially, and insurers could reduce their coverage or increase their premiums even further in the event of additional terrorist attacks, hijackings, airline crashes or other events adversely affecting the airline industry abroad or in Latin America. In the future, certain aviation insurance could become unaffordable, unavailable or available only for reduced amounts of coverage that are insufficient to comply with the levels of insurance coverage required by aircraft lenders and lessors or applicable government regulations. While governments in other countries have agreed to indemnify airlines for liabilities that they might incur from terrorist attacks or provide low-cost insurance for terrorism risks, the Panamanian government has not indicated an intention to provide similar benefits to us. Increases in the cost of insurance may result in both higher fares and a decreased demand for air travel generally, which could materially and negatively affect our business, financial condition and results of operations.
We may experience difficulty finding, training and retaining employees.
The airline industry is a labor-intensive business. We employ a large number of pilots, flight attendants, maintenance technicians and other operating and administrative personnel. The airline industry has, from time to time, experienced a shortage of qualified personnel. In addition, as is common with most of our competitors, we may, from time to time, face considerable turnover of our employees. Should the turnover of employees sharply increase, our training costs will be significantly higher. We cannot assure you that we will be able to recruit, train and retain the qualified employees that we need to continue our current operations or replace departing employees. A failure to hire and retain qualified employees at a reasonable cost could materially adversely affect our business, financial condition and results of operations.
Failure to comply with applicable environmental regulations could adversely affect our business.
Our operations are covered by various local, national and international environmental regulations. These regulations cover, among other things, emissions to the atmosphere, disposal of solid waste and aqueous effluents, aircraft noise and other activities that result from the operation of aircraft. Future operations and financial results may vary as a result of such regulations. Compliance with these regulations and new or existing regulations that may be applicable to us in the future could increase our cost base and adversely affect our operations and financial results.

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
We cannot assure you that we will not be subject to additional taxes in the future or that current taxes will not be increased. Our provision for income taxes was $5.7 million, $9.6 million and $12.3 in the years ended December 31, 2004, 2005 and 2006, which represented an effective income tax rate of 7.7%, 10.4% and 8.4% for the respective periods. We are subject to local tax regulations in each of the jurisdictions where we operate, the great majority of which are related to the taxation of income. In six of the countries to which we fly, we do not pay any income taxes, because we do not generate income under the laws of those countries either because they do not have income tax or because of treaties or other arrangements those countries have with Panama. In the remaining countries, we pay income tax at a rate ranging from 25% to 35% of income. Different countries calculate income in different ways, but they are typically derived from sales in the applicable country multiplied by our net margin or by a presumed net margin set by the relevant tax legislation. The determination of our taxable income in several countries is based on a combination of revenues sourced to each particular country and the allocation of expenses of our operations to that particular country. The methodology for multinational transportation company sourcing of revenue and expense is not always specifically prescribed in the relevant tax regulations, and therefore is subject to interpretation by both us and the respective taxing authorities. Additionally, in some countries, the applicability of certain regulations governing non-income taxes and the determination of our filing status are also subject to interpretation. We cannot estimate the amount, if any, of potential tax liabilities that might result if the allocations, interpretations and filing positions used by us in our tax returns were challenged by the taxing authorities of one or more countries. The low rate at which we pay income tax has been critical to our profitability in recent years and if it were to increase, our financial performance and results of operations would be materially and adversely affected.

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
Any future change in the Panamanian tax law increasing the taxes payable by us could have materially adverse effects on our business, financial condition and result of operations.
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
Substantial future sales of our Class A shares by Continental or CIASA could cause the price of the Class A shares to decrease.
CIASA owns all of our Class B shares, and those Class B shares will be converted into Class A shares if they are sold to non-Panamanian investors. In connection with our initial public offering in December 2005, Continental and CIASA reduced their ownership of our total capital stock from 49% to approximately 27.3% and from 51% to approximately 29.2%, respectively. In a follow-on offering in June 2006, Continental further reduced its ownership of our total capital stock from 27.3% to 10.0%. CIASA holds registration rights with respect to a significant portion of its shares pursuant to a registration rights agreement entered into in connection with our initial public offering. The market price of our Class A shares could drop significantly if Continental or CIASA further reduces its investment in us, other significant holders of our shares sell a significant number of shares or if the market perceives that Continental, CIASA or other significant holders intend to sell them. Continental has agreed, subject to certain exceptions, not to issue or transfer without the consent of the underwriters, until June 29, 2007 any shares of our capital stock, any options or warrants to purchase shares of our capital stock, or any securities convertible into, or exchangeable for, shares of our capital stock. Continental has also agreed not to make any demand for, or exercise any right with respect to, the registration of any Class A shares or any security convertible into or exercisable or exchangeable for Class A shares until one year after the date of the proposed offering. In addition, Continental has agreed, subject to the same exceptions, not to issue or transfer without the consent of CIASA, until June 29, 2008 any shares of our capital stock, any options or warrants to purchase shares of our capital stock or any securities convertible into or exchangeable for shares of our capital stock. Nevertheless, these lock-up agreements can be waived at any time and, in any event, after these lock-up agreements expire, Continental will not be restricted from selling its shares in the public market.

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
You may not be able to sell our Class A shares at the price or at the time you desire because an active or liquid market for the Class A shares may not continue.
Our Class A shares are listed on the NYSE. During the three months ended March 31, 2007, the average daily trading volume for our Class A shares as reported by the NYSE was approximately 442,934 shares. We cannot predict whether an active liquid public trading market for our Class A shares will be sustained. Active, liquid trading markets generally result in lower price volatility and more efficient execution of buy and sell orders for our investors. The liquidity of a securities market is often affected by the volume of shares publicly held by unrelated parties.
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

Since 1998, we have grown and modernized our fleet while improving customer service and reliability. Copa has expanded its fleet from 13 aircraft to 30 aircraft. In 1999, we received our first Boeing 737-700s, in 2003 we received our first Boeing 737-800s, and in 2005 we received our first Embraer 190. In the first quarter of 2005, we completed our fleet renovation program and discontinued use of our last Boeing 737-200s. During the same period, Copa has expanded from 24 destinations in 18 countries to 36 destinations in 21 countries. We plan to continue our expansion in the future, and we plan to almost double our fleet over the next five years.
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
Our principal executive offices are located at Boulevard Costa del Este, Avenida Principal y Avenida de la Rotonda, Urbanización Costa del Este, Complejo Business Park, Torre Norte, Parque Lefevre, Panama City, Panama and our telephone number is +507 304-2677. The website of Copa is www.copaair.com. AeroRepública maintains a website at www.aerorepublica.com.co. Information contained on, or accessible through, these websites is not incorporated by reference herein and shall not be considered part of this annual report. Our agent for service in the United States is Puglisi & Associates, 850 Library Avenue, Suite 204, Newark, Delaware 19715, and its telephone number is (302) 738-6680.
Capital Expenditures
During 2006, capital expenditures were $252.0 million, which consisted primarily of expenditures related to our purchase of five Embraer 190 aircraft and two Boeing 737-700 aircraft, as well as to expenditures related to advance payments on aircraft purchase contracts. During 2005, capital expenditures were $112.8 million, which consisted primarily of expenditures related to our purchase of two Embraer 190 aircraft, as well as to expenditures related advance payments on aircraft purchase contracts. During 2004, capital expenditures were $82.1 million, which consisted primarily of expenditures related to our purchase of three Boeing 737-Next Generation aircraft, as well as to expenditures related to advance payments on aircraft purchase contracts.
B. Business Overview
We are a leading Latin American provider of airline passenger and cargo service through our two principal operating subsidiaries, Copa and AeroRepública. Copa operates from its strategically located position in the Republic of Panama, and AeroRepública provides service primarily within Colombia complemented by international flights from various cities in Colombia to Panama’s Tocumen International Airport. We currently operate a fleet of 43 aircraft, 24 Boeing 737-Next Generation aircraft, ten Embraer 190 aircraft and nine MD-80 aircraft. We currently have firm orders for ten Boeing 737-Next Generation and 13 Embraer 190s, and purchase rights and options for up eight additional Boeing 737-Next Generation and 22 additional Embraer 190s.
Copa currently offers approximately 108 daily scheduled flights among 36 destinations in 21 countries in North, Central and South America and the Caribbean from its Panama City hub. Copa provides passengers with access to flights to more than 120 other destinations through codeshare arrangements with Continental pursuant to which each airline places its name and flight designation code on the other’s flights. Through its Panama City hub, Copa is able to consolidate passenger traffic from multiple points to serve each destination effectively.
Copa operates a modern fleet of 24 Boeing 737-Next Generation aircraft and six Embraer 190 aircraft with an average age of approximately 3.9 years as of May 31, 2007. To meet its growing capacity requirements, Copa has firm commitments to accept delivery of 19 additional aircraft through 2012 and has purchase rights and options that, if exercised, would allow it to accept delivery of up to 22 additional aircraft through 2013. Copa’s firm orders are for ten additional Boeing 737-Next Generation aircraft and nine additional Embraer 190s, and its purchase rights and options are for up to eight Boeing 737-Next Generation aircraft and up to 14 Embraer 190s.

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
During the second quarter of 2005, we purchased AeroRepública, a Colombian air carrier that was the second-largest domestic carrier in Colombia in terms of number of passengers carried in 2005, providing predominantly point-to-point service among 12 cities in Colombia and to Panama City. AeroRepública currently operates a fleet of four Embraer 190 and nine MD-80s. As part of its fleet modernization and expansion plan, AeroRepública has firm commitments to accept delivery of four Embraer 190 aircraft through the end of 2007 and options to purchase up to eight additional Embraer 190 aircraft through 2011.
Since January 2001, we have grown significantly and have established a track record of consistent profitability, recording six consecutive years of increasing earnings. Our total operating revenues have increased from $290.4 million in 2001 to $851.2 million in 2006, while our net income has increased from $14.8 million to $134.0 million over the same period. Our operating margins also improved from 8.6% in 2001 to 19.5% in 2006.
Our Strengths
We believe our primary business strengths that have allowed us to compete successfully in the airline industry include the following:
•
Our “Hub of the Americas” airport is strategically located. We believe that Copa’s base of operations at the geographically central location of Tocumen International Airport in Panama City, Panama provides convenient connections to our principal markets in North, Central and South America and the Caribbean, enabling us to consolidate traffic to serve several destinations that do not generate enough demand to justify point-to-point service. Flights from Panama operate with few service disruptions due to weather, contributing to high completion factors and on-time performance. Tocumen International Airport’s sea-level altitude allows our aircraft to operate without performance restrictions that they would be subject to at higher-altitude airports. We believe that Copa’s hub in Panama allows us to benefit from Panama City’s status as a center for financial services, shipping and commerce and from Panama’s stable, dollar-based economy, free-trade zone and growing tourism.

•
We focus on keeping our operating costs low. In recent years, our low operating costs and efficiency have contributed significantly to our profitability. Our operating cost per available seat mile, excluding costs for fuel and fleet impairment charges, was 7.59 cents in 2002, 7.17 cents in 2003, 7.01 cents in 2004, 6.53 cents in 2005 and 6.81 cents in 2006. See “Item 5. Operating and Financial Review and Prospects” for a reconciliation of our operating cost per available seat mile when excluding costs for fuel and fleet impairment charges to our operating cost per available seat mile. We believe that our cost per available seat mile reflects our modern fleet, efficient operations and the competitive cost of labor in Panama.

•
Copa operates a modern fleet. Copa’s fleet consists of modern Boeing 737-Next Generation and Embraer 190 aircraft equipped with winglets and other modern cost-saving and safety features. Over the next four years, Copa intends to enhance its modern fleet through the addition of at least ten additional Boeing 737-Next Generation aircraft and nine new Embraer 190s. We believe that Copa’s modern fleet contributes to its on-time performance and high completion factor (percentage of scheduled flights not cancelled). We expect our Boeing 737-700s, 737-800s and Embraer 190s to continue offering substantial operational cost advantages in terms of fuel efficiency and maintenance costs. AeroRepública is currently implementing a fleet modernization and expansion plan. Since December 2006, AeroRepública has taken delivery of its first four Embraer 190 aircraft and had firm commitments on four additional Embraer 190s and options for an additional eight Embraer 190 aircraft.

•
We believe Copa has a strong brand and a reputation for quality service. We believe that the Copa brand is associated with value to passengers, providing world-class service and competitive pricing. For the three months ended March 31, 2007, Copa Airline’s statistic for on-time performance was 91.0%, completion factor was 99.8% and baggage handling was 1.5 mishandled bags per 1000 passengers. Our goal is to apply our expertise in these areas to improve AeroRepública’s service statistics to comparable levels. Our focus on customer service has helped to build passenger loyalty. We believe that our brand has also been enhanced through our relationship with Continental, including our joint marketing of the OnePass loyalty program in Latin America, the similarity of our aircraft livery and aircraft interiors and our participation in Continental’s President’s Club lounge program.

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

•
Capitalize on opportunities at AeroRepública. We are seeking to enhance AeroRepública’s market share and profitability through a variety of initiatives, including modernizing its fleet, integrating its route network with Copa’s and improving overall efficiency. We also seek to increase customer loyalty by making further improvements at AeroRepública, such as implementing the OnePass frequent flyer program and improving on-time performance, which increased from 70.4% during the period from the date of our acquisition to December 31, 2005 to 80.3% during the year ended December 31, 2006.

AeroRepública
On April 22, 2005, we acquired an initial 85.6% equity ownership interest in AeroRepública which was followed by subsequent acquisitions increasing our total ownership interest in AeroRepública to 99.8% as of May 31, 2007. The total purchase price we paid for our investment in AeroRepública, including acquisition costs, was $23.4 million. According to the Colombian Civil Aviation Administration, Unidad Especial Administrative de Aeronáutica Civil, AeroRepública is the second largest passenger air carrier in Colombia, with a market share of approximately 24% of the domestic traffic in Colombia in 2006 and approximately 1,236 employees.
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
Since our acquisition, AeroRepública’s on-time performance has improved from 70.4% during the period from the date of our acquisition to December 31, 2005 to 80.3% during the year ended December 31, 2006. We have centralized certain administrative functions common to Copa and AeroRepública. We have also implemented e-ticketing at AeroRepública, and since the first quarter of 2006, AeroRepública participates in the OnePass frequent flyer loyalty program. Looking ahead, we seek to continue aircraft interior renovations in our AeroRepública MD-80 aircraft and complete our fleet renovation program.
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
According to data from the International Air Transport Association, or IATA, Latin America comprised approximately 7.6% of worldwide passengers flown in 2006, or 105 million passengers.
The Central American aviation market is dominated by international traffic. According to data from IATA, international traffic represented more than 70.4% of passengers carried and 85.4% of passenger miles flown in Central America in 2006. International passenger traffic is concentrated between North America and Central America. This segment represented 85.9% of international passengers flown in Central America in 2006, compared to 5.7% for passengers flown between Central America and South America and 8.4% for passengers flown between Central American countries. Total passengers flown on international flights in Central America grew by 5.8% in 2006, and load factors on international flights to and from Central America were 73.0% on average.
Domestic traffic and traffic within Central American countries represented approximately 35.5% of passengers carried and 17.2% of passenger miles flown in 2006. Average load factors on domestic flights and flights within Central America were 63.9% in 2006. The chart below details passenger traffic in 2006.

	2006 IATA Traffic Results
	Passengers		Passenger
	Carried		Miles
	(Thousands)	Change (%)	(Millions)	Change (%)	ASMs (Million)	Change (%)	Load Factor
International Scheduled Service
North America — Central America	22,453	7.0%	35,431	8.8%	48,176	8.0%	73.5%
North America — South America	19,744	4.8%	39,505	6.3%	52,459	2.4%	75.3%
Central America — South America	1,485	-4.5%	2,465	-10.6%	3,520	-13.3%	70.0%
Within Central America	2,192	1.3%	1,153	5.8%	1,818	6.2%	63.4%
Within South America	9,190	10.5%	8,869	7.1%	12,504	5.1%	70.9%

Domestic Scheduled Service
Central America	11,000	-4.2%	6,700	-4.2%	10,472	-0.3%	64.0%
South America	38,826	-3.4%	19,983	-3.3%	28,246	-5.3%	70.7%
Panama serves as a hub for connecting passenger traffic between major markets in North, South, and Central America and the Caribbean. Accordingly, passenger traffic to and from Panama is significantly influenced by economic growth in surrounding regions. Major passenger traffic markets in North, South and Central America experienced growth in their GDP in 2005 and 2006 on both an absolute and per capita basis. In 2006, real GDP increased by 8.1% in Panama and by 6.8% in Colombia, according to the International Monetary Fund’s estimates.

	GDP		GDP per Capita
			2006 GDP
	2006 GDP		per Capita
	Current Prices	2005 Real GDP	Current Prices
	(US$bn)	(% Growth)	(US$)
Brazil	1,067.7	3.7%	5,716.7
Argentina	212.7	8.5%	5,458.0
Chile	145.2	4.0%	8,864.3
Mexico	840.0	4.8%	8,066.2
Colombia	135.1	6.8%	2,887.9
Panama	17.1	8.1%	5,210.6
USA	13,244.6	3.3%	44,190.5

Source:	International Monetary Fund, World Economic Outlook Database, April 2007; real GDP growth calculated in local currency
Panama has benefited from a stable economy with moderate inflation and steady GDP growth. According to International Monetary Fund estimates, from 1998 to 2006 Panama’s real GDP grew at an average annual rate of 4.8% while inflation averaged 1.2% per year. The service sector represents approximately 75% of total real GDP in Panama, a higher percentage of GDP than the service sector represents in most other Latin American countries. The World Bank currently estimates Panama’s population to be approximately 3.2 million in 2005, with the majority of the population concentrated in Panama City, where our hub at Tocumen International Airport is located. We believe the combination of a stable, service-oriented economy and steady population growth has helped drive our domestic origin and destination passenger traffic.
Domestic travel within Panama primarily consists of individuals visiting families as well as domestic and foreign tourist visiting the countryside. Most of this travel is done via ground transportation, and its main flow is to and from Panama City, where most of the economic activity and population is concentrated. Demand for domestic air travel is growing and relates primarily to leisure travel from foreign and local tourist. The market is served primarily by two local airlines, Air Panama and Aeroperlas, which operate turbo prop aircraft generally with less than 50 seats. These airlines offer limited international service and operate in the domestic terminal of Panama City, which is located 30 minutes by car from Tocumen International Airport.
Colombia is the third largest country in Latin America in terms of population, with a population of approximately 45.6 million in 2005 according to the World Bank, and has a land area of approximately 440,000 square miles. Colombia’s GDP was approximately $135.1 billion in 2006, and per capita income was approximately $2.9 thousand (current prices) according to the International Monetary Fund. Colombia’s geography is marked by the Andean mountains and an inadequate road and rail infrastructure, making air travel a convenient and attractive transportation alternative. Colombia shares a border with Panama, and for historic, cultural and business reasons it represents a significant market for many Panamanian businesses.

Route Network and Schedules
Copa
As of March 31, 2007, Copa provided regularly scheduled flights to 36 cities in North, Central and South America and the Caribbean. Substantially all of our Copa flights operate through our hub in Panama which allows us to transport passengers and cargo among a large number of destinations with service which is more frequent than if each route were served directly.
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
The following table sets forth certain information with respect to our route system based on our flight schedule in effect as of March 31, 2007:
Number of Passengers Carried

		Year Ended December 31,
Region	ASMs per Week	2003	2004	2005
North America	26,221,945	395,497	487,852	591,486
Central America	10,173,168	741,295	855,491	902,267
South America	63,413,364	884,298	1,120,355	1,363,424
Caribbean	13,893,987	290,372	339,975	484,551
As a part of our strategic relationship with Continental, Copa provides flights through code-sharing arrangements to over 120 other destinations. Copa also provides flights through its tactical and regional code-sharing arrangements with AeroRepública, Gol and Gulfstream International Airlines.
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
We do not currently provide any domestic service in the Republic of Panama, choosing instead to focus entirely on international traffic. The following table shows our revenue generated in each of our major operating regions.

Revenue by Region

	Year Ended December 31,
Region	2004	2005	2006
North America(1)	16.6%	17.2%	19.4%
South America	37.2%	39.6%	41.5%
Central America(2)	34.3%	31.6%	29.0%
Caribbean(3)	11.9%	11.6%	10.1%

(1)	The United States, Canada and Mexico.

(2)	Includes Panama.

(3)	Cuba, Dominican Republic, Haiti, Jamaica, Puerto Rico
AeroRepública
AeroRepública currently provides scheduled service to the following cities in Colombia:

			Number of Passengers
		Departures	Carried During the
	Date Service	Scheduled	Year Ended
Destinations Served	Commenced	per Week(1)	December 31, 2006
Barranquilla	Jun 1995	28	103,502
Bogotá	Jun 1993	247	1,017,558
Bucaramanga	May 1995	20	85,156
Cali	Jun 1993	67	250,073
Cartagena	Jun 1993	39	210,211
Cúcuta	Nov 2005	13	41,211
Leticia	Nov 1993	7	37,112
Medellín	Oct 1994	59	238,703
Montería	Jul 1994	14	51,952
Panama	Dec 2005	21	41,243
Pereira	Mar 2003	13	52,811
San Andrés	Jun 1993	37	204,504
Santa Marta	Jun 1993	15	77,188

(1)	As of March 31, 2007.
In addition to the destinations described above, AeroRepública has periodically operated charter flights to Margarita Island, Venezuela; Havana, Cuba; Punta Cana, Dominican Republic and Montego Bay, Jamaica.
AeroRepública has been granted the authorization to fly regular services to Panama City from Bogota, Cali, Medellín , Cartagena and San Andrés, Colombia. As a result, AeroRepública has added daily flights to Panama City from Bogota, Medellin, Cali and Cartagena. In March 2007, AeroRepública was granted authorization to operate a second frequency from Bogotá to Panama City, in addition to routes from Panama City to Caracas (Venezuela), Panama to San José (Costa Rica), Cali to Santa Marta and Cali to Barranquilla.
In addition to code-sharing with Copa, AeroRepública is leveraging Copa’s technology and relationships to increase international traffic with other international carriers. Colombia has open-skies agreements with the Andean Pact (Comunidad Andina) nations of Bolivia, Ecuador and Peru. While Venezuela is no longer part of this agreement, it has preserved a bilateral open skies agreement with Colombia.
Airline Operations
Passenger Operations
Passenger revenue accounted for approximately $364.6 million in 2004, $466.1 million in 2005 and $631.1 million, representing 91.2%, 92.2% and 93.3%, respectively, of Copa’s total revenues, all earned from international routes. Leisure traffic, which makes up close to half of Copa’s total traffic, tends to coincide with holidays, school vacations and cultural events and peaks in July and August and again in December and January. Despite these seasonal variations, Copa’s overall traffic pattern is relatively stable due to the constant influx of business travelers. Approximately 48% of Copa passengers regard Panama City as their destination or origination point, and most of the remaining passengers pass through Panama City in transit to other points on our route network.

AeroRepública’s business is more concentrated on passenger service, which in 2006 accounted for approximately 95.3% of its total revenues. The majority of AeroRepública’s customers are leisure travelers and travelers visiting friends and family, and traffic is heaviest during the vacation months of July, August and the holiday season in December.
Cargo Operations
In addition to our passenger service, we make efficient use of extra capacity in the belly of our aircraft by carrying cargo. Copa’s cargo business generated revenues of approximately $28.2 million in 2004, $31.0 million in 2005 and $33.2 million in 2006, representing 7.0%, 6.1% and 4.9%, respectively, of Copa’s operating revenues. We sold our remaining dedicated Boeing 737-200 Freighter aircraft in April 2002. We primarily move our cargo in the belly of our aircraft, however, we also wet-lease and charter freighter capacity when necessary to meet our cargo customers’ needs. In 2006, our cargo business consisted of approximately 87.1% in freight; 10.9% in courier; and 1.9% in mail service. Of these sub-categories of service, courier traffic has shown the most growth, and we expect that in the future it will constitute a larger share of our cargo business.
Pricing and Revenue Management
Copa
Copa has designed its fare structure to balance its load factors and yields in a way that it believes will maximize profits on its flights. Copa also maintains revenue management policies and procedures that are intended to maximize total revenues, while remaining generally competitive with those of our major competitors.
Copa charges slightly more for tickets on higher-demand routes, tickets purchased on short notice and other itineraries suggesting a passenger would be willing to pay a premium. This represents strong value to Copa’s business customers, who can count on competitive rates when flying with Copa. The number of seats Copa offers at each fare level in each market results from a continual process of analysis and forecasting. Past booking history, seasonality, the effects of competition and current booking trends are used to forecast demand. Current fares and knowledge of upcoming events at destinations that will affect traffic volumes are included in Copa’s forecasting model to arrive at optimal seat allocations for its fares on specific routes. Copa uses a combination of approaches, taking into account yields, flight load factors and effects on load factors of continuing traffic, depending on the characteristics of the markets served, to arrive at a strategy for achieving the best possible revenue per available seat mile, balancing the average fare charged against the corresponding effect on our load factors. In 2005, Copa replaced its Revenue Management software with Airmax, a more sophisticated revenue management system designed by Sabre.
AeroRepública
Various improvements have been made to AeroRepública’s revenue management, pricing capabilities and systems since its acquisition in 2005. We are currently implementing the Airmax revenue management system in AeroRepública and expect completion to be in the third quarter of 2007.
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

In May 1998, Continental entered into an alliance agreement, as well as related services, frequent flyer participation, trademark and other agreements with Copa. These agreements were initially signed for a period of ten years. In November 2005, Continental and Copa amended and restated these agreements through 2015. Continental’s continued ownership of our shares is not a condition to the ongoing effectiveness of these agreements. We have started to involve AeroRepública in some aspects of Copa’s alliance with Continental, beginning with AeroRepública’s participation in the OnePass frequent flyer loyalty program. Our alliance with Continental currently enjoys antitrust immunity in the United States which allows us to coordinate pricing, scheduling and joint marketing initiatives. In an effort to maximize the benefit from the relationship, Continental and Copa work together on the following initiatives:
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
Continental is currently sponsoring Copa’s proposed association with the Sky Team global alliance network, which also includes Delta, Northwest, Aeromexico, Air France, Alitalia, KLM, Korean Air, AeroFlot and CSA Czech and will soon include China Southern. In February 2007, Copa and SkyTeam signed a formal adherence agreement. Copa is currently working with all Sky Team members in order to join as an Associate Member by the second half of 2007.
Code-sharing. We currently place the Copa designator code on Continental operated flights from Panama to Continental’s two principal gateways in the U.S., Houston and Newark. In addition, Continental flights carrying the Copa code operate to over 120 other Continental destinations. Continental’s flights from Guatemala City and Managua City to Houston, and from Guatemala City to Newark also carry Copa’s code. In May 2001, the U.S. DOT awarded Copa antitrust immunity for our code-share agreement, allowing Copa to deepen the alliance through, among other things, coordinating schedules and pricing.
Aircraft Maintenance & Flight Safety. Continental and Copa have been cooperating closely to integrate both airlines’ maintenance programs. Continental and Copa’s maintenance programs for the Boeing 737-Next Generation are identical. We share Continental’s Sceptre inventory management software which allows Copa to pool spare parts with the larger airline and we rely on Continental to provide engineering support for maintenance projects. We have also been able to take advantage of Continental’s purchasing power and negotiate more competitive rates for spare parts and third-party maintenance work.
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

Sales, Marketing and Distribution
Copa
Sales and Distribution. Approximately 72% of sales during 2006 were through travel agents and other airlines while approximately 28% were direct sales via our CTOs, call centers, airport counters or website. Travel agents receive base commissions, not including back-end incentive payments, ranging from 0% to 10% depending on the country. The weighted average rate for these commissions during 2006 was 4.3%. In recent years, base commissions have decreased significantly in most markets as more efficient back-end incentive programs have been implemented to reward selected travel agencies that exceed their sales targets.
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
Copa has a sales and marketing network consisting of 74 domestic and international ticket offices, including airport and city ticket offices. Copa has 30 CTOs co-branded with Continental and 24 CTOs co-branded with AeroRepublica. During the year ended December 31, 2006, approximately 16% and 5% of its sales were booked through its ticket counters and call center, respectively.
E-tickets, a key component of our sales efforts through the Internet and call centers, was launched at the end of 2002 and, by December 2003, E-Ticketing for direct sales, non-revenue passengers (company business, elite reward travel and promotional travel), as well as interline tickets had been implemented with several airlines. E-tickets for travel agencies was implemented in the second quarter of 2004.
The call center that operates Copa’s reservations and sales services handles calls from Panama as well as most other countries Copa flies to. Such centralization has resulted in a significant increase in telephone sales as it efficiently allowed for improvements in service levels such as 24-hour-a-day, 7-days-a-week service.
Copa encourages the use of direct Internet bookings by its customers because it is Copa’s most efficient distribution channel. During mid 2002, Copa signed a contract with Amadeus to use their booking engine to facilitate ticket purchases on www.copaair.com and launched the system on January 6, 2003. The cost of each booking via the website is roughly 25% the cost of a regular travel agency booking. In 2004, Copa purchased a new booking engine in order to further reduce distribution costs; 4% of its 2006 sales were made via the website. Copa’s goal is to channel more of its total sales through the website.
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
AeroRepública
AeroRepública successfully implemented the OnePass frequent flyer program in March 2006. AeroRepública also implemented e-ticket in January 2006 and e-ticket interline with Copa and Amadeus during the second quarter of 2006, complementing its call center, 26 city ticket offices and 12 airport ticket offices. We believe e-ticketing will improve passenger convenience and reduce commission costs. In February 2007, AeroRepublica was brought into Copa’s SHARES reservations and check-in platform providing significant benefits in terms of costs and functionality.

Competition
We face intense competition throughout our route network. Overall airline industry profit margins are low and industry earnings are volatile. Airlines compete in the areas of pricing, scheduling (frequency and flight times), on-time performance, frequent flyer programs and other services. Copa competes with a number of other airlines that currently serve the routes on which we operate, including Grupo TACA, American Airlines Inc., Mexicana and Avianca. Some of our competitors, such as American Airlines, have larger customer bases and greater brand recognition in the markets we serve outside Panama, and some of our competitors have significantly greater financial and marketing resources than we have. Airlines based in other countries may also receive subsidies, tax incentives or other state aid from their respective governments, which are not provided by the Panamanian government. The commencement of, or increase in, service on the routes we serve by existing or new carriers could negatively impact our operating results. Likewise, competitors’ service on routes that we are targeting for expansion may make those expansion plans less attractive. We must constantly react to changes in prices and services offered by our competitors to remain competitive.
Traditional hub-and-spoke carriers in the United States and Europe have in recent years faced substantial and increasing competitive pressure from low-cost carriers offering discounted fares. The low-cost carriers’ operations are typically characterized by point-to-point route networks focusing on the highest demand city pairs, high aircraft utilization, single class service and fewer in-flight amenities. As evidenced by the operations of Gol in Brazil and several new low-cost carriers which have recently launched service or planning to start service in Mexico, among others, the “low-cost carrier” business model appears to be gaining acceptance in the Latin American aviation industry, and we may face new and substantial competition from low-cost carriers in the future.
The main source of competition to Copa, and our alliance with Continental, come from the multinational Grupo TACA and American Airlines, the U.S. airline with the largest Latin American route network. Colombian carrier Avianca is also a significant competitor.
Grupo TACA’s strategy has been to develop three hubs at San Jose, Costa Rica, San Salvador, El Salvador and Lima, Peru, which serve more than 35 cities in 20 countries and compete with Copa’s hub at Tocumen International Airport. Grupo TACA primarily operates a fleet of Airbus A320 family aircraft and they have announced their intent to take delivery of a significant number of new Airbus aircraft between now and December 2009. We have routes to several of the Central American and Caribbean countries where Grupo TACA has established service, including Managua, Nicaragua, San Jose, Costa Rica, Guatemala and the Dominican Republic.
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
Copa has significant presence in destinations where the local airline is less viable and competitive, such as the Dominican Republic (Santo Domingo and Santiago de los Caballeros), Ecuador (Quito and Guayaquil) and Venezuela (Caracas and Maracaibo).
Copa has also established itself as a significant player on traffic to and from Colombia, with strong market share on routes to and from Barranquilla, Bogotá, Cali, Cartagena, Medellin and San Andres. AeroRepública competes more directly with Avianca and other Colombian carriers in the Colombian domestic market. Avianca emerged from U.S. bankruptcy protection, after being purchased by Brazil’s Synergy Group. The new owners of Avianca have announced their intention to increase Avianca’s market share and transform Bogotá into a major international aviation hub which, if successful, will compete directly with our hub at Tocumen International Airport. Avianca recently announced a fleet renovation project which includes the Boeing 787 and either Boeing or Airbus narrow body aircraft.

We cannot predict whether Avianca will become more competitive under its new management, or if their increased operations from Bogotá will prove successful. The other Colombian carriers against which AeroRepública competes, Aires, Aerolineas de Antioquia and the state-owned airline Satena, collectively accounted for approximately 19% of the domestic Colombian market in 2006. Airlines that seek to compete in the Colombian air transportation market face substantial barriers to entry, as the Colombian government requires an airline to operate at least five aircraft and comply with extensive filing and certification requirements before it becomes eligible to receive domestic route rights on certain Colombian routes between major cities. In addition, the number of air carriers offering service on any route is currently regulated by the Colombian Aviation Authority.
With respect to our cargo operations, we will continue to face competition from all of the major airfreight companies, most notably DHL, which has a cargo hub operation at Tocumen International Airport.
Aircraft
Copa
As of May 31, 2007, Copa operated a fleet consisting of 30 aircraft, including 20 Boeing 737-700 Next Generation aircraft, four Boeing 737-800 Next Generation aircraft and six Embraer 190 aircraft. Copa currently has firm orders to purchase ten additional Boeing 737-Next Generation aircraft and nine Embraer 190s. Copa also has options for an additional 14 Embraer 190s and purchase rights and options for an additional eight Boeing 737-Next Generation aircraft.
The current composition of the Copa fleet as of May 31, 2007 is more fully described below:

				Average
				Term
				of Lease	Average
	Number of Aircraft			Remaining	Age	Seating
	Total	Owned	Leased	(Years)	(Years)	Capacity
Boeing 737-700	20	14	6	3.8	4.9	124
Boeing 737-800	4	3	1	5.5	3.0	155
Embraer 190	6	6	—	—	1.0	94

Total	30	23	7	4.0	3.9	—
We expect our Copa fleet to continue to center on the Boeing 737-700 model, although we expect to continue to add Boeing 737-800s to our fleet to cover high-demand routes and Embraer 190s to serve underserved markets as well as fly additional frequencies where we believe excess demand exists. The table below describes the expected size of our Copa fleet at the end of each year set forth below, assuming delivery of all aircraft for which we currently have firm orders but not taking into account any aircraft for which we have purchase rights and options:

Aircraft Type	2008	2009	2010	2011	2012
737-700	21	22	22	22	22
737-800(1)	7	8	8	10	12
Embraer 190	15	15	15	15	15

Total Fleet	43	45	45	47	49

(1)	We have the flexibility to choose between the Boeing 737-700 or the Boeing 737-800 aircraft for most of the 737-700 aircraft deliveries scheduled after 2006.

The Boeing 737-700 and Boeing 737-800 aircraft currently in our Copa fleet are fuel-efficient and suit our operations well for the following reasons:
•	They have simplified maintenance procedures.
•	They require just one type of standardized training for our crews.
•	They have one of the lowest operating costs in their class.
Our focus on profitable operations means that we periodically review our fleet composition. As a result, our fleet composition changes over time when we conclude that adding other types of aircraft will help us achieve this goal. The introduction of any new type of aircraft to our fleet is only done if, after careful consideration, we determine that such a step will improve our profitability. In line with this philosophy, after conducting a careful cost-benefit analysis, we decided to add the Embraer 190 aircraft because its combination of smaller size and highly efficient operating characteristics made it the ideal aircraft to serve new mid-sized markets and to increase frequency to existing destinations. The Embraer 190 incorporates advanced design features, such as integrated avionics, fly-by-wire flight controls, and efficient CF34-10 engines made by General Electric. The Embraer E190 has a range of approximately 2,000 nautical miles enabling it to fly to a wide range of destinations from short-haul to certain medium-haul destinations. We have configured Copa’s Embraer aircraft with a business class section similar to the business class section we have on our Boeing 737-Next Generation aircraft.
Through several special purpose vehicles, we currently have beneficial ownership of 23 of our aircraft, including six Embraer 190s. In addition, we lease six of our Boeing 737-700s and one of our Boeing 737-800s under long-term operating lease agreements that have an average remaining term of 48 months. Leasing some of our aircraft provides us with flexibility to change our fleet composition if we consider it to be in our best interests to do so. We make monthly rental payments, some of which are based on floating rates, but are not required to make termination payments at the end of the lease. Currently, we do not have purchase options in any of our lease agreements. Under our operating lease agreements, we are required in some cases to maintain maintenance reserve accounts and in other cases to make supplemental rent payments at the end of the lease that are calculated with reference to the aircrafts’ maintenance schedule. In either case, we must return the aircraft in the agreed upon condition at the end of the lease term. Title to the aircraft remains with the lessor. We are responsible for the maintenance, servicing, insurance, repair and overhaul of the aircraft during the term of the lease.
To better serve the growing number of business travelers, we introduced business class (Clase Ejecutiva) in November of 1998. Our business class service features twelve luxury seats in the Boeing 737-700s with a 38-inch pitch, upgraded meal service, special check-in desks, bonus mileage for full-fare business class passengers and access to VIP lounges. Our Boeing 737-800s are currently configured with 14 business class seats. In 2008, we plan to reconfigure our Boeing 737-800 aircraft by adding two additional business class seats and three additional economy seats, increasing the total number of seats from 155 to 160. Our Embraer 190s have 10 business class seats in a three abreast configuration and 38-inch pitch.
Each of our Boeing 737-Next Generation aircraft is powered by two CFM International Model CFM 56-7B engines. Each of our Embraer 190 aircraft is powered by two CF34-10 engines made by General Electric. We currently have four spare engines for service replacements and for periodic rotation through our fleet.
AeroRepública
AeroRepública’s operates a fleet of three leased MD-81s, four leased MD-82s, two leased MD-83s and four owned Embraer 190 with an average age in excess of 13.1 years as of May 31, 2007. All of AeroRepública’s fleet is configured as a single class, with the MD fleet having an average capacity of 157 seats and the Embraer 190 fleet having a capacity of 106 seats. AeroRepública has firm commitments to accept delivery of four Embraer 190 aircraft through the end of 2007 and options to purchase up to eight additional Embraer 190 aircraft through 2011.

Maintenance
Copa
The maintenance performed on our Copa aircraft can be divided into two general categories: line and heavy maintenance. Line maintenance consists of routine, scheduled maintenance checks on our aircraft, including pre-flight, daily and overnight checks, “A-checks” and any diagnostics and routine repairs. Most of Copa’s line maintenance is performed by Copa’s own highly experienced technicians at our base in Panama. Some line maintenance is also carried out at the foreign stations by Copa employees or third-party contractors. Heavy maintenance consists of more complex inspections and overhauls, including “C-checks,” and servicing of the aircraft that cannot be accomplished during an overnight visit. Maintenance checks are performed as defined by the aircraft manufacturer. These checks are based on the number of hours or calendar months flown. We have contract with certified outside maintenance providers, principally with Panama Aerospace Engineering, a subsidiary of Singapore Technologies Aerospace, which is certified as an authorized repair station by the FAA and the AAC, for heavy aircraft maintenance services. Copa also has an exclusive long-term contract with GE Engines whereby they will perform maintenance on all of its CFM-56 engines. There were two heavy maintenance events in 2006. When possible, Copa attempts to schedule heavy maintenance during its lower-demand season in April, May, October and November.
Copa employs over 200 maintenance professionals, including engineers, supervisors, technicians and mechanics, who perform maintenance in accordance with maintenance programs that are established by the manufacturer and approved and certified by international aviation authorities. Every mechanic is trained in factory procedures and goes through our own rigorous in-house training program. Every mechanic is licensed by the AAC and approximately 22 of our mechanics are also licensed by the FAA. Copa’s safety and maintenance procedures are reviewed and periodically audited by the aircraft manufacturer, the AAC, the FAA, IATA and, to a lesser extent, every foreign country to which its flies. Copa’s maintenance facility at Tocumen International Airport has been certified by the FAA as an approved repair station, and each year the FAA inspects its facilities to renew the certification. Copa’s aircraft are initially covered by warranties that have a term of four years, resulting in lower maintenance expenses during the period of coverage. All of Copa’s mechanics are trained to perform line maintenance on both the Boeing 737-Next Generation and Embraer 190s aircraft.
AeroRepública
All line maintenance for AeroRepública’s MD-80s and Embraer 190 is performed by AeroRepública’s in-house maintenance staff, while C-checks on the MD-80s are performed by FAA certified third-party aviation maintenance companies. All of AeroRepública’s maintenance and safety procedures are performed according to Boeing standards (certified by the FAA), and certified by the Aeronautica Civil of Colombia and BVQi, the institute that issues ISO quality certificates. All of AeroRepública’s maintenance personnel are licensed by the Aeronautica Civil of Colombia.
Safety
We place a high priority on providing safe and reliable air service. Copa has uniform safety standards and safety-related training programs that cover all of its operations. In particular, Copa periodically evaluates the skills, experience and safety records of its pilots in order to maintain strict control over the quality of its pilot crews. All of Copa’s pilots participate in training programs, some of which are sponsored by aircraft manufacturers, and all are required to undergo recurrent training two times per year. We have a full time program of Flight Data Analysis (FOQA) wherein the flight data from every Copa flight is analyzed for safety or technical anomalies. During 2006, Copa completed a Line Operations Safety Audit under contract with University of Texas researchers. Copa also recently successfully completed our second IATA Operational Safety Audit (IOSA).
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
Airport Facilities
We believe that our hub at Panama City’s Tocumen International Airport (PTY) is an excellent base of operations for the following reasons:
•
Panama’s consistently temperate climate is ideal for airport operations. For example, in recent years Tocumen was closed and unavailable for flight operations for a total of less than two hours per year on average

•
Tocumen is the only airport in Central America with two operational runways. Also unlike some other regional airports, we are currently not constrained by a lack of available gates/parking positions at Tocumen, and there is ample room to expand Tocumen.

•
From Panama’s central location, our Boeing 737-Next Generation can efficiently serve long-haul destinations in South American cities such as Santiago, Chile; Montevideo, Uruguay; Buenos Aires, Argentina; Rio de Janeiro, Brazil; and São Paulo, Brazil as well as short-haul destinations in Central and South America.

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
We worked closely with the airport’s management and consulted with the IATA infrastructure group to provide plans and guidance for Phase I of an airport expansion that provided eight new gate positions with jet bridges, six new remote parking positions, expanded retail areas and improved the baggage-handling facilities. The government authorized $70 million to cover the costs of this expansion. Work on Phase I was completed in the third quarter of 2006. A plan phase II of the expansion of the terminal will add 10 to 12 additional jet bridge gates. Copa is actively participating in the design definition of this expansion, and the project is scheduled for completion in the second half of 2009.
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

We lease a variety of facilities at Tocumen, including our maintenance hangar and our operations facilities in the airport terminal. From our System Operations Control Center located within our corporate headquarters building, we dispatch, track and direct our aircraft throughout the hemisphere and respond to operational contingencies as necessary. We generally cooperate with the airport authority to modify the lease terms as necessary to account for capital improvements and expansion plans. Currently, our elite passengers have access to a President’s Club at the airport, which is jointly operated with Continental and was opened in March 2000. The President’s Club will be expanded to approximately one and half times its current size, utilizing space made available during the recent expansion of the terminal.
Bogota’s El Dorado Airport is AeroRepública’s main operating terminal. It is also Colombia’s main international and domestic terminal, with two operational runways. El Dorado has recently completed a privatization process in which improvements are expected to the passenger and cargo terminals. AeroRepública currently leases a variety of facilities at El Dorado, including counters, maintenance and administrative and dispatch areas.
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

	Aircraft Fuel Data
	2002	2003	2004	2005	2006
Copa
Average price per gallon of jet fuel into plane (excluding hedge) (in U.S. dollars)	$0.86	$1.01	$1.32	$1.87	$2.10
Gallons consumed (in thousands)	44,788	48,444	50,833	58,924	70,770
Available seat miles (in millions)	2,847	3,226	3,639	4,409	5,239
Gallons per ASM (in hundredths)	1.57	1.50	1.40	1.34	1.35
AeroRepública(1)
Average price per gallon of jet fuel into plane (excluding hedge) (in U.S. dollars)	—	—	—	$2.12	$2.24
Gallons consumed (in thousands)	—	—	—	17,887	28,321
Available seat miles (in millions)	—	—	—	950	1,627
Gallons per ASM (in hundredths)	—	—	—	1.88	1.74

(1)	Since April 22, 2005.
Since 2002, aircraft fuel prices have been rising. During 2006, Copa paid an average price, including plane charges, of $2.10 per gallon of jet fuel, a 12.2% increase from 2005’s rate of $1.87 per gallon.
We believe that fuel prices are likely to increase in the future and may do so in the near future. In 2006, we hedged 19% of our requirements through the use of jet fuel swap contracts. We have hedged approximately 27% of Copa’s anticipated fuel needs for 2007 and approximately 6% of Copa’s projected fuel consumption from January 1, 2008 to June 30, 2008. Although AeroRepública does not currently have a fuel price hedging policy, we may implement one in the future. We will continue to evaluate various hedging strategies, and we may enter into additional hedging agreements in the future. Any prolonged increase in the price of jet fuel will likely materially and negatively affect our business, financial condition and results of operation.
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

We cooperated with the government of Panama to restore the country’s Category 1 status after it was downgraded to Category 2 in early May 2001 by the FAA, a status that is important both to the operations of Copa as an airline and the general perception of Panama as a country, particularly in view of the fact that a major initiative is in place to boost tourism in Panama. The country’s Category 1 status was restored April 2004. In meeting the requirements for Category 1 status, the Panamanian government approved $14 million for the AAC to comply with various regulations of the ICAO, and AAC personnel have received training on Embraer airworthiness certification so they will continue to be qualified to evaluate our pilots and aircraft.
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

Colombia
The Colombian aviation market is heavily regulated by the Colombian Civil Aviation Administration, Unidad Especial Administrativa de Aeronáutica Civil, or Aeronautica Civil. Colombia is a Category 1 country under the FAA’s IASA program. With respect to domestic aviation, airlines must present feasibility studies to secure specific route rights, and no airline may serve the city pairs with the most traffic unless that airline has at least five aircraft with their airworthiness certificates in force. In addition, Aeronautica Civil sets minimum and maximum fares for each route and a maximum number of competing airlines for each route based on the size of the city pairs served. Airlines in Colombia must also add a surcharge for fuel to their ticket prices. In addition, since November 2006, airlines have to charge an administrative fee (“Tarifa administrativa”) for each ticket sold through airlines direct channels. Passengers in Colombia are also entitled by law to compensation in cases of delays in excess of four hours, over-bookings and cancellations. Currently, the San Andres, Bogotá, Cali, Cartagena and Barranquilla airports are under private management arrangements. Furthermore, the government has stated its intention of privatizing other airports in order to finance necessary expansion projects and increase the efficiency of operations, which may lead to increases in landing fees and facility rentals at those airports.
AeroRepública may not have as much productive cooperation with the Colombian government over the negotiation of route rights with other countries as we may enjoy in Panama. Colombia has open-skies agreements with Aruba, Venezuela and the Andean Pact (Comunidad Andina) nations of Bolivia, Ecuador and Peru. AeroRepública has been recently granted the use of 28 of the 56 available route rights for service by Colombian carriers between Colombia and Panama and, as a result, began scheduled service between the two countries in late 2005. There are currently 12 route rights available to the United States from Colombia.
U.S.
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

Security. On November 19, 2001, the U.S. Congress passed, and the President signed into law, the Aviation and Transportation Security Act, also referred to as the Aviation Security Act. This law federalized substantially all aspects of civil aviation security and created the TSA to which the security responsibilities previously held by the FAA were transitioned. The TSA is an agency of the Department of Homeland Security. The Aviation Security Act requires, among other things, the implementation of certain security measures by airlines and airports, such as the requirement that all passenger bags be screened for explosives. Funding for airline and airport security required under the Aviation Security Act is provided in part by a $2.50 to $4.50 per segment passenger security fee for flights departing from the U.S., subject to a $10 per roundtrip cap; however, airlines are responsible for costs incurred to meet security requirements beyond those provided by the TSA. There is no assurance this fee will not be raised in the future as the TSA’s costs exceed the revenue it receives from these fees. The current administration has proposed to raise this fee to $5.50, which is subject to approval by the U.S. Congress. Implementation of the requirements of the Aviation Security Act has resulted in increased costs for airlines and their passengers. Since the events of September 11, 2001, the U.S. Congress has mandated and the TSA has implemented numerous security procedures and requirements that have imposed and will continue to impose burdens on airlines, passengers and shippers.
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
C. Organizational Structure
The following is an organizational chart showing Copa Holdings and its principal subsidiaries.

*	Includes ownership by us held through wholly-owned holding companies organized in the British Virgin Islands.

Copa is our principal airline operating subsidiary that operates out of our hub in Panama and provides passenger service in North, South and Central America and the Caribbean. AeroRepública S.A. is our operating subsidiary that is primarily engaged in domestic air travel within Colombia. Oval Financial Leasing, Ltd. controls the special purpose vehicles that have a beneficial interest in the majority of our aircraft. OPAC, S.A. owned the former corporate headquarters building located in Panama City which was sold to a third party during the fourth quarter of 2006. OPAC, S.A. is currently in the process of being dissolved.
D. Property, Plants and Equipment
Headquarters
In 2005, we moved into a newly built headquarters building located six miles away from Tocumen International Airport. We have leased five floors consisting of approximately 104,000 square feet of the building from Desarollo Inmobiliario del Este, S.A., an entity controlled by the same group of investors that controls CIASA, under a 10-year lease at a rate of $106,000 per month during the first three years, $110,000 per month from year 4 to year 6, $113,000 from year 7 to year 9 and $116,000 per month in year 10, which we believe to be a market rate. During the fourth quarter of 2006, we sold to a third party our previous headquarters building in Panama City.
Other property
At Tocumen International Airport, we lease a maintenance hangar, operations offices in the terminal, counter space, parking spaces and other operational properties from the entity that manages the airport. We pay approximately $100,000 per month for this leased property. Around Panama City, we also lease various office spaces, parking spaces and other properties from a variety of lessors, for which we pay approximately $6,000 per month in the aggregate.
In each of our destination cities, we also lease space at the airport for check-in, reservations and airport ticket office sales, and we lease space for CTOs in more than 34 of those cities.
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
We are a leading Latin American provider of airline passenger and cargo service through our two principal operating subsidiaries, Copa and AeroRepública. Copa operates from its strategically located position in the Republic of Panama, and AeroRepública provides service primarily within Colombia complemented by international flights from various cities in Colombia to Panama’s Tocumen International Airport. We currently operate a fleet of 43 aircraft, 24 Boeing 737-Next Generation aircraft, ten Embraer 190 aircraft and nine MD-80 aircraft. We currently have firm orders for ten Boeing 737-Next Generation and 13 Embraer 190s, and purchase rights and options for up eight additional Boeing 737-Next Generation and 22 additional Embraer 190s.

Copa currently offers approximately 108 daily scheduled flights among 36 destinations in 21 countries in North, Central and South America and the Caribbean from its Panama City hub. Copa provides passengers with access to flights to more than 120 other destinations through codeshare arrangements with Continental pursuant to which each airline places its name and flight designation code on the other’s flights. Through its Panama City hub, Copa is able to consolidate passenger traffic from multiple points to serve each destination effectively.
Copa operates a modern fleet of 24 Boeing 737-Next Generation aircraft and six Embraer 190 aircraft with an average age of approximately 3.9 years as of May 31, 2007. To meet its growing capacity requirements, Copa has firm commitments to accept delivery of 19 additional aircraft through 2012 and has purchase rights and options that, if exercised, would allow it to accept delivery of up to 22 additional aircraft through 2013. Copa’s firm orders are for ten additional Boeing 737-Next Generation aircraft and nine additional Embraer 190s, and its purchase rights and options are for up to eight Boeing 737-Next Generation aircraft and up to 14 Embraer 190s.
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
During the second quarter of 2005, we purchased AeroRepública, a Colombian air carrier that was the second-largest domestic carrier in Colombia in terms of number of passengers carried in 2006, providing predominantly point-to-point service among 12 cities in Colombia and to Panama City. AeroRepública currently operates a fleet of four Embraer 190 and nine MD-80s. As part of its fleet modernization and expansion plan, AeroRepública has firm commitments to accept delivery of four Embraer 190 aircraft through the end of 2007 and options to purchase up to eight additional Embraer 190 aircraft through 2011.
Fuel is our single largest operating expense and, as a result, our results of operations are likely to continue to be materially affected by the cost of fuel as compared with prior periods. Prices for jet fuel have risen significantly in 2006 and remained at historically high levels. Copa’s fuel cost increased from $1.32 per gallon in 2004 to $1.87 per gallon in 2005 and $2.10 per gallon in 2006. To date, we have managed to offset some of the increases in fuel prices with higher load factors, fuel surcharges and fare increases. In addition, we entered into hedging agreements with respect to approximately 19% of Copa’s fuel estimated needs for 2006 and have hedged approximately 27% of Copa’s projected fuel needs for 2007 and approximately 6% of the estimated needs for the first six months of 2008. We will continue to evaluate various hedging strategies, and we may enter into additional hedging agreements in the future.
Our 2005 acquisition of AeroRepública has affected the comparability of our recent results of operations.
On April 22, 2005 we acquired an initial 85.6% equity ownership interest in AeroRepública which was followed by subsequent acquisitions increasing our total ownership interest in AeroRepública to 99.8% as of May 31, 2007. The total purchase price we paid for our investment in AeroRepública, including acquisition costs, was $23.4 million. According to the Colombian Civil Aviation Administration, Unidad Especial Administrativa de Aeronáutica Civil, in 2006 AeroRepública was the second-largest domestic carrier in Colombia in terms of number of passengers carried, providing service among 12 cities in Colombia and to Panama City with a point-to-point route network.
We began to consolidate AeroRepública’s results of operations in our consolidated financial statements beginning April 22, 2005. We report AeroRepública’s operations as a separate segment in our financial statements and the related notes. See Note 18 to our audited financial statements included elsewhere in this annual report for segment data for AeroRepública for the year ended December 31, 2006. As a result of this acquisition and our consolidation of AeroRepública’s results as of April 22, 2005, our financial information prior to and after the acquisition is not comparable.

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
According to data from The Preliminary Overview of the Economies of Latin America and the Caribbean, an annual United Nations publication prepared by the Economic Development Division, the economy of Latin America (including the Caribbean) grew by approximately 5.3% in 2006 and 4.5% in 2005, while the region’s per capita gross domestic product is estimated to have risen by approximately 3.8% in 2006. According to data from the International Monetary Fund, in the sub-regions we serve gross domestic product rose in 2006 (in real terms) by approximately 5.8% in the Mercosur countries, 7.3% in the Andean region, 5.7% in Central America, 4.1% in North America and 5.2% in the Caribbean, with each region continuing to build on gains made during 2005 of approximately 4.2% in the Mercosur countries, 6.3% in the Andean region, 3.8% in Central America, 3.0% in North America and 5.9% in the Caribbean. As is often the case, the regional economic performance was closely tied to developments in the international economy. World economic activity increased in 2006, resulting in estimated global GDP growth of approximately 5.4% (versus 4.9% in 2005). In recent years, the Panamanian economy has closely tracked the Latin American economy as a whole, and in 2006 the Panamanian economy grew in real terms by approximately 8.1% (versus 6.9% in 2005), according to the International Monetary Fund’s estimates. Inflation in Panama rose approximately 2.5% in 2006 (versus 2.9% in 2005). Additionally, the Colombian economy has experienced relatively stable growth. According to the International Monetary Fund estimates, the Colombian gross domestic product grew by approximately 4.9% in 2004, 5.3% in 2005 and 6.8% in 2006, with inflation (as indicated by the consumer price index) rising by approximately 5.9% in 2004, 5.0% in 2005 and 4.3% in 2006.
Revenues
We derive our revenues primarily from passenger transportation which represents approximately 94% of our revenues, with approximately 6% derived from cargo and other revenues.
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

The following table sets forth our capacity, load factor and yields for the periods indicated.

	Year Ended December 31,
	2004	2005	2006
Copa Segment
Capacity (in available seat miles, in millions)	3,639.4	4,408.8	5,239.1
Load factor	70.0%	73.4%	77.8%
Yield (in cents)	14.31	14.41	15.49
AeroRepública Segment(1)
Capacity (in available seat miles, in millions)	—	950.5	1,627.1
Load factor	—	62.0%	57.9%
Yield (in cents)(2)	—	16.53	17.79

(1)	Since April 22, 2005.

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
Operating Expenses
The main components of our operating expenses are aircraft fuel, salaries and benefits, passenger servicing, commissions, aircraft maintenance, reservations and sales and aircraft rent. A common measure of per unit costs in the airline industry is cost per available seat mile (CASM), which is generally defined as operating expenses divided by ASMs.
Aircraft fuel. The price we pay for aircraft fuel varies significantly from country to country primarily due to local taxes. While we purchase aircraft fuel at all the airports to which we fly, we attempt to negotiate fueling contracts with companies that have a multinational presence in order to benefit from volume purchases. During 2006, as a result of the location of its hub, Copa purchased approximately 50% of its aircraft fuel in Panama, where it was able to obtain better prices due to volume discounts. Copa has over eleven suppliers of aircraft fuel across its network. In some cases we tanker fuel in order to minimize our cost by fueling in airports where fuel prices are lowest. Our aircraft fuel expenses are variable and fluctuate based on global oil prices. From 2002 to 2006, the average price of West Texas Intermediate crude oil, a benchmark widely used for crude oil prices that is measured in barrels and quoted in U.S. dollars, increased by 153% from $26.15 per barrel to $66.28 per barrel. Historically, we have not hedged a significant portion of our fuel costs. We entered into hedging agreements with respect to approximately 19% of our fuel needs for 2006, 27% for 2007 and approximately 6% of our projected fuel needs for the first six months of 2008. During 2006, The Company began accounting for these derivatives as cash flow hedges for financial reporting purposes. They are recorded at fair value as a component of prepayments and other current assets or other current liabilities in the accompanying Consolidated Balance Sheets with the offset to “Accumulated other comprehensive loss”, net of hedge ineffectiveness, and recognized as a component of fuel expense when the underlying fuel being hedged is used. Hedge ineffectiveness included in “Other non-operating income (expense)” in the Consolidated Statement of Income in 2006 was ($0.7) million. Our loss related to fuel hedging instruments included in aircraft fuel in our Consolidated Statement of Income was ($3.1) million in 2006. We may enter into additional hedging agreements in the future. Although AeroRepública does not currently have a hedging policy, we may implement one in the future.

	Aircraft Fuel Data
	2002	2003	2004	2005	2006
Copa Segment
Average price per gallon of jet fuel into plane (excluding hedge) (in U.S. dollars)	$0.86	$1.01	$1.32	$1.87	$2.10
Gallons consumed (in thousands)	44,788	48,444	50,833	58,924	70,770
Available seat miles (in millions)	2,847	3,226	3,639	4,409	5,239
Gallons per ASM (in hundredths)	1.57	1.50	1.40	1.34	1.35
AeroRepública(1)
Average price per gallon of jet fuel into plane (excluding hedge) (in U.S. dollars)	—	—	—	$2.12	$2.24
Gallons consumed (in thousands)	—	—	—	17,887	28,321
Available seat miles (in millions)	—	—	—	950	1,627
Gallons per ASM (in hundredths)	—	—	—	1.88	1.74

(1)	Since April 22, 2005.
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
Commissions. Our commission expenses consist primarily of payments for ticket sales made by travel agents and commissions paid to credit card companies. Travel agents receive base commissions, not including back-end incentive programs, ranging from 0% to 9% depending on the country. The weighted average rate for these commissions during 2006 was 5.8%. During the last few years we have reduced our commission expense per available seat mile as a result of an industry-wide trend of paying lower commissions to travel agencies and by increasing the proportion of our sales made through direct channels. We expect this trend to continue as more of our customers become accustomed to purchasing through call centers and through the internet. While increasing direct sales may increase the commissions we pay to credit card companies, we expect that the savings from the corresponding reduction in travel agency commissions will more than offset this increase. In recent years, base commissions paid to travel agents have decreased significantly. At the same time, we have encouraged travel agencies to move from standard base commissions to incentive compensation based on sales volume and fare types.
Maintenance, material and repair expenses. Our maintenance, material and repair expenses consist of aircraft repair and charges related to light and heavy maintenance of our aircraft, including maintenance materials. Maintenance and repair expenses, including overhaul of aircraft components, are charged to operating expenses as incurred. With an average age of only 3.9 years as of May 31, 2007, our Copa fleet requires a low level of maintenance compared to the older fleets of some of our competitors. We also currently incur lower maintenance expenses on our Boeing and Embraer aircraft because a significant number of our aircraft parts remain under multi-year warranties. As the age of our fleet increases and when our warranties expire, our maintenance expenses will increase. We only conduct line maintenance internally and outsource heavy maintenance to independent third party contractors. In 2003, we negotiated with GE Engine Services a maintenance cost per hour program for the repair and maintenance of our CFM-56 engines which power our Boeing 737 Next Generation fleet. Our engine maintenance costs are also aided by the sea-level elevation of our hub and the use of winglets which allow us to operate the engines on our Boeing 737-700s with lower thrust, thus putting less strain on the engines.
Line maintenance for AeroRepública’s MD-80s and Embraer fleet is performed by AeroRepública’s in-house maintenance staff. Heavy maintenance for the MD-80s is performed by FAA-certified third-party aviation maintenance companies. The average age of AeroRepública’s fleet as of May 31, 2007 was 13.1 years.
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
Taxes
We are subject to income tax in Panama based on the principle of territoriality. Beginning in 2004, we adopted an alternate method of calculating tax in Panama. Based on Article 121 of Executive Decree 170 of 1993, as amended in 1996, income for international transportation companies is calculated based on a territoriality method that determines gross revenues earned in Panama by applying the percentage of miles flown within the Panamanian territory against total revenues. Under this method, loss carry-forwards cannot be applied to offset tax liability. Prior to 2004, our Panamanian taxable income was estimated using revenues from passengers originating in or destined for Panama which typically resulted in losses for purposes of Panamanian corporate income tax. Dividends from our Panamanian subsidiaries, including Copa, are separately subject to a ten percent tax if such dividends can be shown to be derived from Panamanian income that has not been otherwise taxed.
We are also subject to local tax regulations in each of the jurisdictions where we operate, the great majority of which are related to the taxation of our income. In some of the countries to which we fly, we do not pay any income taxes because we do not generate income under the laws of those countries either because they do not have income tax or due to treaties or other arrangements those countries have with Panama. In the remaining countries, we pay income tax at a rate ranging from 25% to 35% of our income attributable to those countries. Different countries calculate our income in different ways, but they are typically derived from our sales in the applicable country multiplied by our net margin or by a presumed net margin set by the relevant tax legislation. The determination of our taxable income in several countries is based on a combination of revenues sourced to each particular country and the allocation of expenses to that particular country. The methodology for multinational transportation company sourcing of revenue and expense is not always specifically prescribed in the relevant tax regulations, and therefore is subject to interpretation by both ourselves and the respective tax authorities. Additionally, in some countries, the applicability of certain regulations governing non-income taxes and the determination of our filing status are also subject to interpretation. We cannot estimate the amount, if any, of the potential tax liabilities that might result if the allocations, interpretations and filing positions we use in preparing our income tax returns were challenged by the tax authorities of one or more countries. It is possible that we may become subject to tax in jurisdictions in which, for prior years, we had not been subject to tax and that, in the future, we may become subject to increased taxes in the countries to which we fly.
Under a reciprocal exemption confirmed by a bilateral agreement between Panama and the United States, we are exempt from the U.S. source transportation income tax derived from the international operation of aircraft.
AeroRepública’s taxes are based on Colombian income tax legislation which calculates tax based on the higher of the “ordinary” and “presumptive” income. “Ordinary” income is defined as the company’s operating results under Colombian GAAP, and “presumptive” income is defined as 6% of net assets under Colombian GAAP.
We paid taxes totaling approximately $4.3 million in 2004, $7.4 million in 2005 and $11.3 million in 2006.
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
Revenue recognition. Passenger revenue is recognized when transportation is provided rather than when a ticket is sold. The amount of passenger ticket sales not yet recognized as revenue is reflected in the “Air traffic liability” line on our consolidated balance sheet. Fares for tickets that have expired and/or are more than one year old are recognized as passenger revenue upon expiration.
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
Additionally, although our aircraft lease agreements specifically provide that we, as lessee, are responsible for maintenance of the leased aircraft, we do, under certain of our existing lease agreements, pay maintenance reserves to aircraft and engine lessors that are to be applied towards the cost of future maintenance events. These reserves are calculated based on a performance measure, such as flight hours, and are specifically to be used to reimburse third-party providers that furnish services in connection with maintenance of our leased aircraft. If there are sufficient funds on deposit to pay the invoices submitted, they are paid. However, if amounts on deposit are insufficient to cover the invoices, we must cover the shortfall because, as noted above, we are legally responsible for maintaining the lease aircraft. Under four of our existing aircraft lease agreements, if there are excess amounts on deposit at the expiration of the lease, the lessor is entitled to retain any excess amounts. The maintenance reserves paid under our lease agreements do not transfer either the obligation to maintain the aircraft or the cost risk associated with the maintenance activities to the aircraft lessor. In addition, we maintain the right to select any third-party maintenance providers. Therefore, we record these amounts as prepaid maintenance within Other Assets on our balance sheet and then recognize maintenance expense when the underlying maintenance is performed, in accordance with our maintenance accounting policy. Any excess amounts retained by the lessor upon the expiration of the lease, which are not expected to be material, would be recognized as additional aircraft rental expense when it becomes probable that we would not benefit from such excess, mostly at expiration of the lease.
Recently Issued Accounting Pronouncement
In June 2006, the Financial Accounting Standards Board issued Interpretation No. 48, “Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109” (“FIN 48”), which clarifies the accounting for uncertainty in income taxes recognized in financial statements. FIN 48 requires the impact of a tax position to be recognized in the financial statements if that position is more likely than not of being sustained upon examination by the taxing authority. FIN 48 is effective for fiscal years beginning after December 15, 2006. The cumulative effect of applying the provisions of FIN 48, if any, will be reported as an adjustment to the opening balance of retained earnings in 2007. We are currently evaluating the requirements of FIN 48 and its effect on our consolidated financial statements.
In September 2006, the FASB issued SFAS No. 157 “Fair Value Measurements” (“SFAS 157”). SFAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. The provisions of this standard apply to other accounting pronouncements that require or permit fair value measurements. SFAS 157 becomes effective for the fiscal years beginning after November 15, 2007. Upon adoption, the provisions of SFAS 157 are to be applied prospectively with limited exceptions. The Company is currently evaluating the potential impact, if any, that the adoption of SFAS 157 will have on the consolidated financial position or results of operations.
In February 2007, the FASB issued SFAS 159, “The Fair Value Option for Financial Assets and Financial Liabilities”. The standard allows entities to voluntarily choose, at specified election dates, to measure many financial assets and financial liabilities (as well as certain non-financial instruments that are similar to financial instruments) at fair value (the “fair value option”). The election is made on an instrument-by-instrument basis and is irrevocable. If the fair value option is elected for an instrument, the Statement specifies that all subsequent changes in fair value for that instrument shall be reported in earnings. SFAS 159 becomes effective for the fiscal years beginning after November 15, 2007. The Company is currently evaluating the potential impact, if any, that the adoption of SFAS 159 will have on the consolidated financial position or results of operations.

Results of Operation
The following table shows each of the line items in our income statements for the periods indicated as a percentage of our total operating revenues for that period:

	Year Ended December 31,
	2004	2005(1)	2006
Operating revenues:
Passenger revenue	91.2%	92.6%	93.9%
Cargo, mail and other	8.8%	7.4%	6.1%
Total	100.0%	100.0%	100.0%
Operating expenses:
Aircraft fuel	(15.6)%	(24.5)%	(25.6)%
Salaries and benefits	(12.9)%	(11.5)%	(10.7)%
Passenger servicing	(9.8)%	(8.3)%	(7.6)%
Commissions	(7.3)%	(7.4)%	(6.8)%
Reservation and sales	(5.5)%	(4.8)%	(4.5)%
Maintenance, materials and repairs	(4.9)%	(5.3)%	(5.9)%
Depreciation	(4.8)%	(3.3)%	(2.9)%
Flight operations	(4.5)%	(4.1)%	(4.0)%
Aircraft rentals	(3.6)%	(4.5)%	(4.5)%
Landing fees and other rentals	(3.0)%	(2.9)%	(2.8)%
Other	(7.3)%	(5.4)%	(5.3)%
Total	(79.4)%	(82.1)%	(80.5)%
Operating income	20.6%	17.9%	19.5%
Non-operating income (expenses):
Interest expense	(4.1)%	(3.6)%	(3.4)%
Interest capitalized	0.2%	0.2%	0.2%
Interest income	0.4%	0.6%	0.9%
Other, net	1.5%	0.1%	0.0%
Total	(2.0)%	(2.7)%	(2.3)%
Income/(loss) before income taxes	18.6%	15.2%	17.2%
Income taxes	(1.4)%	(1.6)%	(1.4)%
Net income	17.1%	13.6%	15.7%

(1)	Includes results from our AeroRepública segment for the period from April 22, 2005 to December 31, 2005.
Year 2006 Compared to Year 2005
Our consolidated net income in 2006 totaled $133.8 million, a 61.3% increase over net income of $83.0 million in 2005. We had consolidated operating income of $166.1 million in 2006, a 52.1% increase over operating income of $109.2 million in 2005. Our consolidated operating margin in 2006 was 19.5%, an increase of 1.6 percentage points over an operating margin of 17.9% in 2005, primarily as a result of overall operating expenses growing slower than operating revenue.
Operating revenue
Our consolidated revenue totaled $851.2 million in 2006, a 39.9% increase over operating revenue of $608.6 million in 2005 due to increases in our Copa segment’s passenger and cargo revenues, and the full year effect of the consolidation of operating revenue from our AeroRepública segment, acquired on April 22, 2005.
Copa segment operating revenue
Copa’s operating revenue totaled $676.2 million in 2006, a 33.7% increase over operating revenue of $505.7 million in 2005 due to increases in both passenger and cargo revenues.
Passenger revenue. Passenger revenue totaled $631.1 million in 2006, a 35.4% increase over passenger revenue of $466.1 million in 2005. This increase resulted primarily from the addition of capacity (ASMs increased by 18.8% in 2006 as compared to 2005) that resulted from an increase in departures and, to a lesser extent, longer average stage length. Revenues also increased due to our higher overall load factor (load factor increased from 73.4% in 2005 to 77.8% in 2006) during the period and the simultaneous increase in passenger yield, which rose by 7.5% to 15.49 cents in 2006.

Cargo, mail and other. Cargo, mail and other totaled $45.0 million in 2006, a 13.7% increase over cargo, mail and other of $39.6 million in 2005. This increase was primarily the result of higher cargo revenue resulting from an increase in belly space capacity available, and to a lesser extent higher other operating revenue from excess baggage fees.
AeroRepública segment operating revenue
AeroRepública’s operating revenue totaled $175.9 million in 2006, an increase of $72.9 million over operating revenue of $103.0 million registered during 2005 primarily as result of the full year effect of the consolidation of its results since it was acquired on April 22, 2005.
Operating expenses
Our consolidated operating expenses totaled $685.0 million in 2006, a 37.2% increase over operating expenses of $499.4 million in 2005 that was primarily attributable to the growth of our operations, higher fuel costs, and the full year effect of the consolidation of AeroRepública.
In 2006, our operating expenses per available seat mile excluding aircraft fuel was 6.81 cents, a 4.2% increase over operating expenses per available seat mile excluding aircraft fuel of 6.53 cents in 2005. Aircraft fuel per available seat mile was 3.17 cents in 2006, compared to 2.79 cents in 2005. In 2006, our total operating expenses per available seat mile was 9.98 cents, a 7.1% increase over operating expenses per available seat mile of 9.32 cents in 2005.
An overview of the major variances on a consolidated basis follows:
Aircraft fuel. Aircraft fuel totaled $217.7 million in 2006, a 45.8% increase over aircraft fuel of $149.3 million in 2005. This increase was primarily a result of higher fuel costs, higher fuel consumption, and the full year effect of the consolidation of AeroRepública.
Salaries and benefits. Salaries and benefits totaled $91.4 million in 2006, a 31.1% increase over salaries and benefits of $69.7 million in 2005. This increase was primarily a result of an overall increase in headcount and the full year effect of the consolidation of AeroRepública.
Passenger servicing. Passenger servicing totaled $64.4 million in 2006, a 27.2% increase over passenger servicing of $50.6 million in 2005. This increase was primarily a result of an increase in Copa’s capacity, an increase in Copa’s on-board passengers, and the full year effect of the consolidation of AeroRepública.
Commissions. Commissions totaled $57.8 million in 2006, a 28.2% increase over commissions of $45.1 million in 2005. This increase was primarily a result of higher passenger revenue and the full year effect of the consolidation of AeroRepública.
Maintenance, materials and repairs. Maintenance, materials and repairs totaled $50.1 million in 2006, a 54.0% increase over maintenance, materials and repairs of $32.5 million in 2005. This increase was primarily a result of more overhaul events at AeroRepública and the full year effect of the consolidation of AeroRepública.
The remaining operating expenses totaled $203.7 million in 2006, an increase of $51.5 million in 2006.

Copa segment operating expenses
The breakdown of operating expenses per available seat mile is as follows:

	Year Ended December 31,		Percent
	2005	2006	Change
	(in cents)
Operating Expenses per ASM:
Salaries and benefits	1.33	1.43	7.2%
Passenger servicing	1.02	1.03	0.9%
Commissions	0.81	0.77	(4.4)%
Reservation and sales	0.57	0.58	1.3%
Maintenance, materials and repairs	0.48	0.52	8.3%
Depreciation	0.44	0.45	3.8%
Flight operations	0.50	0.54	9.2%
Aircraft rentals	0.50	0.46	(9.2)%
Landing fees and other rentals	0.34	0.35	4.8%
Other	0.62	0.64	1.9%

Total operating expenses per ASM before aircraft fuel	6.62	6.78	2.4%
Aircraft fuel	2.52	2.95	17.1%

Total operating expenses per ASM	9.13	9.73	6.5%

Aircraft fuel. Aircraft fuel totaled $154.3 million in 2006, a 39.2% increase over aircraft fuel of $110.9 million in 2005. This increase was primarily a result of a 16.7% increase in the all-in average price per gallon of jet fuel ($2.14 in 2006 compared to $1.84 in 2005) and the consumption of 20.1% more fuel due to a 17.7% increase in departures and an increase in average stage length. Aircraft fuel per available seat mile increased by approximately 16.9% due to the increase in average fuel cost per gallon.
Salaries and benefits. Salaries and benefits totaled $74.9 million in 2006, a 27.4% increase over salaries and benefits of $58.8 million in 2005. This increase was mainly a result of an overall increase in operating headcount to support increased capacity deployed during the year as well as during 2007, increased profit sharing expenses and the effect of the stock compensation program that was implemented pursuant to the Company’s initial public offering. Salaries and benefits per available seat mile increased by 7.2%.
Passenger servicing. Passenger servicing totaled $54.2 million in 2006, a 19.9% increase over passenger servicing of $45.2 million in 2005. This increase was primarily a result of Copa’s 18.8% increase in capacity and an increase of 21.0% in on-board passengers. Passenger servicing per available seat mile increased by 0.9%.
Commissions. Commissions totaled $40.4 million in 2006, a 13.6% increase over commissions of $35.6 million in 2005. This increase was primarily a result of higher passenger revenue partially offset by lower average commission rate. Commissions per available seat mile decreased by 4.4%.
Reservations and sales. Reservations and sales totaled $30.5 million in 2006, a 20.4% increase over reservations and sales of $25.3 million in 2005. This increase was primarily a result of a 25.2% increase in charges related to global distribution systems resulting from a 21.0% increase in on-board passengers and a 3.6% increase in average rates. Reservations and sales expenses per available seat mile increased by 1.3%.
Maintenance, materials and repairs. Maintenance, materials and repairs totaled $27.5 million in 2006, a 28.6% increase over maintenance, materials and repairs of $21.3 million in 2005. This increase was primarily a result of more flight hours and additional materials and repairs related to the Boeing 737-NG fleet. Maintenance, materials and repair per available seat mile increased by 8.3%.
Depreciation. Depreciation totaled $23.7 million in 2006, a $4.5 million increase over depreciation of $19.2 million in 2005, as a result of higher depreciation attributable to our acquisition of two new Embraer 190 aircraft in 2005, five new Embraer 190 aircraft in 2006 and two new Boeing 737-700 aircraft in 2006. Depreciation per available seat mile increased by 3.8%.
Aircraft rentals. Aircraft rentals totaled $23.8 million in 2006, a 7.9% increase over aircraft rentals of $22.1 million in 2005. This increase was a result of the full year effect of two additional leased Boeing 737-Next Generation aircraft in February 2005 and May 2005. Aircraft rentals per available seat mile decreased by 9.2%.

Flight operations and landing fees and other rentals. Combined, flight operations and landing fees and other rentals increased from $36.8 million in 2005 to $46.9 million in 2006, primarily as a result of Copa’s 18.8% increase in capacity.
Other. Other expenses totaled $33.4 million in 2006, a 21.1% increase over other expenses of $27.5 million in 2005. This increase was primarily a result of an increase in OnePass frequent flyer miles earned by customers during the period, as well as higher implementation fees related to the internal controls requirements of the Sarbanes-Oxley Act. Other expenses per available seat mile increased by 1.9%.
AeroRepública segment operating expenses
AeroRepública’s operating expenses totaled $176.3 million in 2006, an increase of $79.5 million over operating revenue of $96.8 million reported during 2005 primarily as result of the full year effect of the consolidation of its results since it was acquired in April 22, 2005.
Non-operating income (expense)
Our consolidated non-operating expenses totaled $20.0 million in 2006, a 20.5% increase over non-operating expenses of $16.6 million in 2005, attributable primarily to higher interest expense.
Copa segment non-operating income (expense)
Non-operating expense totaled $11.1 million in 2006, a 16.1% decrease over non-operating expense of $13.2 million in 2005, attributable primarily to higher interest income and higher other non-operating income partially offset by higher interest expense.
Interest expense. Interest expense totaled $26.9 million in 2006, a 38.5% increase over interest expense of $19.4 million in 2005, primarily resulting from the full year effect of the financing related to aircraft purchased in 2005, as well as the effect of the financing related to aircraft purchased in 2006. The average effective interest rates on our debt also increased by 74 basis points from 4.50% during 2005 to 5.24% during 2006. At period’s end, approximately 57% of our outstanding debt was fixed at an average effective rate of 4.66%.
Interest capitalized. Interest capitalized totaled $1.7 million in 2006, a 57.1% increase over interest capitalized of $1.1 million in 2005, resulting from higher average debt balance relating to pre-delivery payments on aircraft.
Interest income. Interest income totaled $6.9 million in 2006, a 104.0% increase over interest income of $3.4 million in 2005. This increase was mainly a result of our higher average cash balance over the year and higher interest rates during the period.
Other, net. Other, net income totaled $7.2 million in 2006, a $5.5 million increase over other, net income of $1.7 million in 2005. This increase was primarily the result of lower non-recurring expense related to our initial public offering in 2005.
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
Passenger revenue. Passenger revenue totaled $466.1 million in 2005, a 27.8% increase over passenger revenue of $364.6 million in 2004. This increase resulted primarily from the addition of capacity (ASMs increased by 21.1% in 2005 as compared to 2004) that resulted from an increase in departures and, to a lesser extent, longer average stage length and the addition of larger aircraft. Revenues also increased due to our higher overall load factor (load factor increased from 70.0% in 2004 to 73.4% in 2005) during the period and the simultaneous increase in passenger yield, which rose by 0.7% to 14.41 cents in 2005.
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
In 2005, our operating expenses per available seat mile excluding aircraft fuel was 6.53 cents, a 6.7% decrease over operating expenses per available seat mile excluding aircraft fuel of 7.01 cents in 2004. Aircraft fuel per available seat mile was 2.79 cents in 2005, compared to 1.72 cents in 2004. In 2005, our total operating expenses per available seat mile was 9.32 cents, a 6.8% increase over operating expenses per available seat mile of 8.72 cents in 2004.
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

Copa segment operating expenses
The breakdown of operating expenses per available seat mile is as follows:

	Year Ended December 31,		Percent
	2004	2005	Change
	(in cents)
Operating Expenses per ASM:
Salaries and benefits	1.42	1.33	(6.2)%
Passenger servicing	1.08	1.02	(4.9)%
Commissions	0.80	0.81	1.0%
Reservation and sales	0.61	0.57	(5.6)%
Maintenance, materials and repairs	0.54	0.48	(10.8)%
Depreciation	0.53	0.44	(17.6)%
Flight operations	0.49	0.50	1.0%
Aircraft rentals	0.40	0.50	26.3%
Landing fees and other rentals	0.33	0.34	0.9%
Other	0.81	0.62	(22.4)%

Total operating expenses per ASM before aircraft fuel	7.01	6.62	(5.5)%
Aircraft fuel	1.72	2.52	46.3%

Total operating expenses per ASM	8.72	9.13	4.7%

Aircraft fuel. Aircraft fuel totaled $110.9 million in 2005, a 77.3% increase over aircraft fuel of $62.5 million in 2004. This increase was primarily a result of a 54.0% increase in the average price per gallon of jet fuel ($1.84 in 2005 compared to $1.19 in 2004) and the consumption of 15.9% more fuel due to a 10.8% increase in departures and an increase in average stage length. These increases were partially offset by our newer, more fuel-efficient aircraft. Aircraft fuel per available seat mile increased by approximately 46.3% due to the increase in average fuel cost per gallon.
Salaries and benefits. Salaries and benefits totaled $58.8 million in 2005, a 13.7% increase over salaries and benefits of $51.7 million in 2004. This increase was primarily a result of an overall increase of 12.5% in headcount at period end in 2005 versus the same period end in 2004, mainly to cover increased operations. Salaries and benefits per available seat mile decreased by 6.2%.
Passenger servicing. Passenger servicing totaled $45.2 million in 2005, a 15.2% increase over passenger servicing of $39.2 million in 2004. This increase was primarily a result of Copa’s 21.1% increase in capacity and an increase of 20.2% in on-board passengers. Passenger servicing per available seat mile decreased by 4.9% as a result of fixed costs being spread over a higher number of available seat miles.
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
Aircraft rentals. Aircraft rentals totaled $22.1 million in 2005, a 53.0% increase over aircraft rentals of $14.4 million in 2004. This increase was a result of three additional leased Boeing 737-Next Generation aircraft in December 2004, February 2005 and May 2005. Aircraft rentals per available seat mile increased by 26.3% as a result of the higher average lease rate of the three aircraft received.
Flight operations and landing fees and other rentals. Combined, flight operations and landing fees and other rentals increased from $30.1 million in 2004 to $36.8 million in 2005, primarily as a result of Copa’s 21.1% increase in capacity.
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

B. Liquidity and Capital Resources
In recent years, we have been able to meet our working capital requirements through cash from our operations. Our capital expenditures, which consist primarily of aircraft purchases, are funded through a combination of our cash from operations and long-term financing. From time to time, we finance pre-delivery payments related to our aircraft with medium-term financing in the form of commercial banks loans and/or bonds privately placed with commercial banks. Our accounts receivable at December 31, 2006 increased by $15.6 million compared with December 31, 2005, primarily as a result of the growth in operating revenues.
Our cash, cash equivalents and short-term investments at December 31, 2006 increased by $82.9 million to $197.4 million. At December 31, 2006 we had available credit lines totaling $34.5 million under which there were no amounts outstanding.
Operating Activities
We rely primarily on cash flows from operations to provide working capital for current and future operations. Cash flows from operating activities totaled $193.5 million in 2006, $115.4 million in 2005 and $98.6 million in 2004. The increase in operating cash flows over these periods was primarily due to the growth of our business.
Investing Activities
During 2006, capital expenditures were $252.0 million, which consisted primarily of expenditures related to our purchase of five Embraer 190 aircraft and two Boeing 737-700 aircraft, as well as to expenditures related to advance payments on aircraft purchase contracts. During 2005, capital expenditures were $112.8 million, which consisted primarily of expenditures related to our purchase of two Embraer 190 aircraft, as well as to expenditures related to advance payments on aircraft purchase contracts. During 2004, capital expenditures were $82.1 million, which consisted primarily of expenditures related to our purchase of three Boeing 737-Next Generation aircraft, as well as to expenditures related to advance payments on aircraft purchase contracts.
Financing Activities
Financing activities during 2006 consisted primarily of financing for Embraer 190 aircraft, two Boeing 737-700 aircraft and aircraft pre-delivery payments for $254.6 million ($27.5 million of the proceeds of which were used to redeem privately-placed bonds used for pre-delivery payments related to those aircraft), the repayment of $27.5 million in privately-placed bonds, the repayment of $77.2 million in long-term debt and $8.3 million in dividends declared and paid.
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

We have financed the acquisition of seventeen Boeing 737-Next Generation aircraft and three spare engines through syndicated loans provided by international financial institutions with the support of partial guarantees issued by the Export-Import Bank of the United States, or Ex-Im, with repayment profiles of 12 years. The Ex-Im guarantees support 85% of the net purchase price and are secured with a first priority mortgage on the aircraft in favor of a security trustee on behalf of Ex-Im. The documentation for each loan follows standard market forms for this type of financing, including standard events of default. Our Ex-Im supported financings amortize on a quarterly basis, are denominated in dollars and originally bear interest at a floating rate linked to LIBOR. Our Ex-Imguarantee facilities typically offer an option to fix the applicable interest rate. We have exercised this option with respect to $325.4 million as of December 31, 2006 at an average weighted interest rate of 4.66%. The remaining $40.0 million bears interest at an average weighted interest of LIBOR plus 0.03%. At December 31, 2006, the total amount outstanding under our Ex-Im-supported financings totaled $365.4 million.
We effectively extend the maturity of our Boeing aircraft financing to 15 years through the use of a “Stretched Overall Amortization and Repayment,” or SOAR, structure which provides serial draw-downs calculated to result in a 100% loan accreting to a recourse balloon at the maturity of the Ex-Im guaranteed loan. The SOAR portions of our facilities require us to maintain certain financial covenants, including an EBITDAR to fixed charge ratio, a long-term obligations to tangible net worth ratio, a long-term obligations to EBITDAR ratio, a minimum net worth and a minimum unrestricted cash balance. To comply with the first ratio, our EBITDA plus aircraft rent expense, or EBITDAR, for the prior year must be at least 2.5 times our fixed charge expenses (including interest, commission, fees, discounts and other finance payments) for that year. To comply with the second ratio, our long-term obligations shall be no more than five times our tangible net worth. Third, our long-term obligations must be no more than 6 times EBITDAR. Fourth, our tangible net worth must be at least $50 million. Fifth, our cash, cash equivalents and short-term investment balance should be at least $50 million. As of December 31, 2006, we complied with all required covenants. We also pay a commitment fee on the unutilized portion of our SOAR loans.
We also typically finance approximately 10% of the purchase price of our Boeing aircraft through commercial loans which totaled $17.6 million as of December 31, 2006. Under the commercial loan agreements for aircraft received in 2002, we are required to comply with four specific financial covenants. The first covenant requires our EBITDAR for the prior year to be at least 1.9 times our finance charge expenses (including interest, commission, fees, discounts and other finance payments) for the first year of the agreement and 2.0 times our finance charge expenses for the remainder of the agreement. The second covenant limits our net borrowings to 92% of our capitalization during the first two years, 90% during the next two years and 85% during the last six years of the agreement. The third covenant requires our tangible net worth to be at least $30 million for the first two years, $70 million for the next three years and $120 million for the last four years of the agreement. The last covenant requires us to maintain a minimum of $30 million in available cash (including cash equivalents and committed credit facilities) for the first five years and $50 million for the last five years of the agreement. As of December 31, 2006 we complied with all required covenants.
Our Embraer aircraft purchases are not eligible for Ex-Im guaranteed financing. During 2005, we secured a senior term loan facility in the amount of $134 million for the purchase of six (6) Embraer 190 aircraft. The loans have a term of twelve years. During 2005, we utilized $43.8 million of this facility and the remaining $90.1 million was drawn during 2006.
During 2006, we secured a senior and junior term loan facility in the amount of $239.6 million for the purchase of ten Embraer 190 aircraft. The loans have a term of twelve years. During 2006, we utilized $23.8 million of this facility and the remainder of the facility will be drawn during 2007. This loan agreement we are required to comply with certain financial covenants. The first covenant requires our EBITDAR for the prior year to be at least 2.5 times our fixed charge expenses (including interest, commission, fees, discounts and other finance payments) for that year. The second covenant requires a total liability plus operating leases minus operating cash to tangible net worth ratio of less than 5.5. The third covenant requires our tangible net worth to be at least $160 million. The last covenant requires us to maintain a minimum of $75 million in available cash, cash equivalents and short-term investments. As of December 31, 2006 we complied with all required covenants.
During 2006, we secured a medium term loan facility in the amount of $34.3 million for the financing of pre-delivery payments of two Boeing 737-800 aircraft having delivery months of August and November 2007. We have granted, for the benefit of the bank, a first priority security interest in the rights, title and interest over the two Boeing 737-800 aircraft. Interest on the loans is paid on a quarterly basis with the principal balance to be repaid upon delivery of the aircraft.
During 2006, we arranged a $22 million facility to consolidate and refinance AeroRepública’s existing debt with more favorable conditions.

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
We have placed firm orders with The Boeing Company for ten Boeing 737-Next Generation aircraft and we have purchase rights and options for an additional eight Boeing 737-Next Generation aircraft. We have also placed firm orders with Embraer for 13 Embraer 190 aircraft and we have options to purchase an additional 22 Embraer 190 aircraft. The schedule for delivery of our firm orders is as follows: 11 in 2007, six in 2008, two in 2009, two in 2011 and two in 2012 . We meet our pre-delivery deposit requirements for our Boeing 737-Next Generation aircraft by paying cash, or by using medium-term borrowing facilities and/or vendor financing for deposits required 24 to 6 months prior to delivery. Pre-delivery deposits for our Embraer 190 aircraft are required 18, 12 and 6 months prior to delivery. We fund these deposits with our own cash.
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
D. Trend Information
We seek to expand our Copa Airlines operation by adding frequencies and new routes with the addition of seven new aircraft to our fleet in 2007, including two Boeing-737 Next Generation and five Embraer 190 aircraft. New routes for 2007 include Guadalajara, Mexico; Punta Cana, Dominican Republic; Cordoba, Argentina and Washington, D.C. For the remainder of 2007, we expect to continue to concentrate on keeping our operating costs low and pursuing ways to make our operations more efficient.
We intend to continue developing initiatives to improve the operations at AeroRepública. As part of our plan to modernize AeroRepública’s fleet, we currently expect to take delivery of four Embraer aircraft in late 2007. We seek to make further improvements at AeroRepública, including a continued focus on on-time performance, a renovation of aircraft interiors, further integration of Copa’s and AeroRepública’s network through codesharing agreements and improvement of overall efficiency.
We expect jet fuel prices will continue to be high in 2007 and expect to continue evaluating fuel hedging programs to help protect us against short-term movements in crude oil prices.
We expect our operating capacity to increase 19% in 2007, primarily as a result of the addition of seven new aircraft to Copa’s fleet, and to a lesser extent due to the addition of AeroRepublica’s seven new aircraft.
E. Off-balance sheet arrangements
None of our operating lease obligations are reflected on our balance sheet and we have no other off-balance sheet arrangements. We are responsible for all maintenance, insurance and other costs associated with operating these aircraft; however, we have not made any residual value or other guarantees to our lessors.

F. Tabular Disclosure of Contractual Obligations
Our non-cancelable contractual obligations at December 31, 2006 included the following:

	At December 31, 2006
		Less than	1-3	3-5	More than
	Total	1 Year	Years	Years	5 Years
	(in thousands of dollars)
Aircraft and engine purchase commitments	518,691	312,574	206,117	0	0
Aircraft operating leases	172,472	35,346	67,264	37,307	32,555
Other operating leases	40,380	5,317	11,165	9,111	14,787
Short-term debt and long-term debt(1)	756,384	125,422	140,742	132,532	357,688

Total	1,487,927	478,659	425,288	178,950	405,030

(1)	Includes actual interest and estimated interest for floating-rate debt based on December 31, 2006 rates.
Most contract leases include renewal options. Non-aircraft related leases have renewable terms of one year, and their respective amounts included in the table below have been estimated through 2011, but we cannot estimate amounts with respect to those leases for later years. Our leases do not include residual value guarantees.
The Company has a Prepaid Pension Asset, but estimates that contribution payments to the plan, which reflect expected future services, will be $0.8 million for 2007.
Item 6. Directors, senior management and employees
A. Directors and Senior Management
We are managed by our board of directors which currently consists of eleven members who serve two-year terms and may be re-elected. The number of directors elected each year alternates between six directors and five directors. Messrs. Pedro Heilbron, Osvaldo Heilbron, Ricardo A. Arias, Mark Erwin and Roberto Artavia were each re-elected for two-year terms at our annual shareholders’ meeting held in May 2006. At an extraordinary shareholders’ meeting held in December 2006, Mr. Alfredo Arias Loredo was elected as an independent director to hold office until the 2008 annual shareholders’ meeting. Also at the December 2006 meeting, Mr. Joseph Fidanque III was elected as a director to hold office until the 2007 annual shareholders’ meeting. Mr. Fidanque filled the vacancy left by George Mason who resigned on July 18, 2006. At our 2007 annual shareholders’ meeting held on May 9, 2007, Mr. José Castañeda Velez was re-elected as an independent director until the 2009 annual shareholders’ meeting. Also at the May 9, 2007 meeting, Messrs. Stanley Motta, Jaime Arias, Alberto C. Motta Jr., and Joseph Fidanque were re-elected as directors until the 2009 annual shareholders’ meeting. Our charter does not have a mandatory retirement age for our directors.
The following table sets forth the name, age and position of each member of our board of directors as of May 31, 2007. A brief biographical description of each member of our board of directors follows the table.

Name	Position	Age
Pedro Heilbron	Chief Executive Officer and Director	49
Stanley Motta	Chairman and Director	61
Osvaldo Heilbron	Director	80
Jaime Arias	Director	71
Ricardo Alberto Arias	Director	67
Alberto C. Motta, Jr.	Director	60
Mark Erwin	Director	51
Joseph Fidanque III	Director	40
Jose Castañeda Velez	Director	63
Roberto Artavia Loria	Director	47
Alfredo Arias Loredo	Director	60
Mr. Pedro Heilbron. See “—Executive Officers.”

Mr. Stanley Motta has been one of the directors of Copa Airlines since 1986 and a director of Copa Holdings, since it was established in 1998. Since 1990, he has served as the President of Motta Internacional, S.A. an international importer of alcohol, cosmetics, jewelry and other consumer goods. Mr. Motta is the brother of our director, Alberto C. Motta Jr. He serves on the boards of directors of Motta Internacional, S.A., Grupo Financiero Continental, S.A., ASSA Compañía de Seguros, S.A., Televisora Nacional, S.A., Inversiones Bahía, Ltd. and GBM Corporation. Mr. Motta is a graduate of Tulane University.
Mr. Osvaldo Heilbron has been one of the directors of Copa Airlines since 1986 and a director of Copa Holdings, since it was established in 1998. Mr. Heilbron is the father of Mr. Pedro Heilbron, our chief executive officer. He serves on the boards of directors of CIASA, Desarrollo Costa Del Este, S.A., Harinas Panama, S.A., Televisora Nacional, S.A., Petroleos Delta, S.A., and SSA Panama Inc.
Mr. Jaime Arias has been one of the directors of Copa Airlines since 1983 and a director of Copa Holdings, since it was established in 1998. He is a founding partner of Galindo, Arias & Lopez. Mr. Arias holds a B.A. from Yale University, a J.D. from Tulane University and legal studies at the University of Paris, Sorbonne. He serves as an advisor to the President of the Republic of Panama and serves on the boards of directors of Televisora Nacional, S.A., ASSA Compañía de Seguros, S.A. , Empresa General de Inversiones, S.A., Petróleos Delta, S.A., Bac International Bank, Inc., Direct Vision, S.A. and Promed, S.A.
Mr. Ricardo Arias has been one of the directors of Copa Airlines since 1985 and a director of Copa Holdings, since it was established in 1998. He is a founding partner of Galindo, Arias & Lopez. Mr. Arias currently serves as Panama’s ambassador to the United Nations. Mr. Arias holds a B.A. in international relations from Georgetown University, an LL.B. from the University of Puerto Rico and an LL.M. from Yale Law School. He serves on the boards of directors of Banco General, S.A. and Empresa General de Inversiones, S.A., which is the holding company that owns Banco General S.A., and Empresa General de Petróleos, S.A. Mr. Arias is also listed as a principal or alternate director of several subsidiary companies of Banco General, S.A. and Empresa General de Inversiones, S.A.,
Mr. Alberto Motta, Jr. has been one of the directors of Copa Airlines since 1983 and a director of Copa Holdings, since it was established in 1998. He is a Vice President of Inversiones Bahía, Ltd. Mr. Motta attended the University of Hartwick. He is the brother of Mr. Stanley Motta. He also serves on the boards of directors of Motta Internacional, S.A., Inversiones Costa del Este, S.A., ASSA Compañía de Seguros, S.A., Petroleos Delta, S.A., Productos Toledanos, S.A., Financiera Automotriz, S.A., Televisora Nacional, S.A., Hotel Miramar Inter-Continental and Industrias Panama Boston, S.A.
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
Mr. Joseph Fidanque III has been one of the directors of Copa Airlines since 2006. He is President of Fidanque Hermanos e Hijos, S.A., Mobilphone de Panama, S.A. and Star Contact, Ltd. He serves on the boards of directors of Multiholding Corporation — Panama, Fundación Filantrópica Fidanque, Colon Import and Export and Sky Technologies Network. Mr. Fidanque holds a B.S. in Economics from Tufts University.
Mr. Roberto Artavia Loria is one of the independent directors of Copa Holdings. He is the former Chief Executive Officer of INCAE Business School where he now serves as Academic and Business Consultant, Chairman of Asociacion MarViva de Costa Rica and Protector of Viva Trust. Mr. Artavia Loria is also an advisor to the Interamerican Development Bank and to the governments of nine countries in Latin America, and a strategic advisor to Purdy Motor, S.A., Grupo Nacion and FUNDESA. Mr. Artavia Loria serves on the board of directors of INCAE Business School, Foundation for Management Education in Central America, Asociación MarViva de Costa Rica, Viva Trust, Global Foundation for Management Development, Compañía Cervecera de Nicaragua, SUMAQ Alliance OBS de Costa Rica and OBS Americas.

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
Mr. Alfredo Arias Loredo is one of the independent directors of Copa Holdings. He is the former Executive President of Cerveceria Nacional, S.A. Mr. Arias Loredo is Chairman of the Board of Trustees of ANCON (Asociación Nacional para la Conservación de la Naturaleza). Mr. Arias received a B.S. in Mechanical Engineering and an M.S. in Industrial Management, both from Georgia Institute of Technology.
The following table sets forth the name, age and position of each of our executive officers as of May 31, 2007. A brief biographical description of each of our executive officers follows the table.

Name	Position	Age
Pedro Heilbron	Chief Executive Officer	49
Victor Vial	Chief Financial Officer	41
Lawrence Ganse	Senior Vice-President of Operations	63
Jorge Isaac García	Vice-President, Commercial	47
Daniel Gunn	Vice-President of Planning	39
Jaime Aguirre	Vice President of Maintenance	44
Vidalia de Casado	Vice President of Passenger Services	50
Alexander Gianareas	Senior Director of Human Resources	54
Roberto Junguito Pombo	Chief Executive Officer of AeroRepública	37
Mr. Pedro Heilbron has been our Chief Executive Officer for 19 years. He received an M.B.A. from George Washington University and a B.A. from Holy Cross. Mr. Heilbron is the son of Mr. Osvaldo Heilbron, a member of our board of directors. Mr. Heilbron is a Member of the Board of Governors of IATA.
Mr. Victor Vial has been our Chief Financial Officer since 2000. From 1995 until 2000, Mr. Vial served as our Director of Planning. Prior to his service at Copa, Mr. Vial was a Senior Financial Analyst for HBO-Time Warner. Mr. Vial holds a B.B.A. in International Business from George Washington University.
Captain Lawrence Ganse has been our Senior Vice-President of Operations and Chief Operating Officer since 2000. Captain Ganse has 40 years of experience in the airline industry, including management positions at TWA, Northwest Airlines, and, most recently, Grupo TACA in El Salvador. Captain Ganse received a B.B.A. in Aviation Administration from the University of Miami and an M.B.A. in Management Science from California State University at Hayward.
Mr. Jorge Isaac García has been our Vice-President, Commercial since 1999. He has also served as our Vice-President of Maintenance and as our Assistant to the President. Prior to joining Copa, he was a Project Director at Petroleos Delta. Mr. Garcia received a B.S. in Mechanical Engineering from Worcester Polytechnic Institute and an M.B.A. from Boston College.
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
Mr. Jaime Aguirre has been our Vice President of Maintenance since 2002. Prior to that, he served as our Director of Engineering and Quality Assurance. Before joining Copa, Mr. Aguirre was the Technical Services Director at Avianca, S.A. Mr. Aguirre received a B.S. in Mechanical Engineering from Los Andes University, a Master of Engineering with an emphasis on Engineering Management from Javeriana University and a M.B.A. from the University of Louisville.

Ms. Vidalia de Casado has been our Vice-President of Passenger Services since 1995. She joined Copa in 1989 and served as our Passenger Services Manager from 1989 to 1995. Prior to joining Copa, she spent seven years as Human Resource and Service Director with Air Panama Internacional, S.A. Ms. de Casado received a B.S. in Business from Universidad Latina and an M.B.A. from the University of Louisville.
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
B. Compensation
In 2006, we paid an aggregate of approximately $2.83 million in cash compensation to our executive officers. During 2006, we also set aside $3.0 million for payment to senior management related to covenants not to compete with us in the future. We have not set aside any other funds for future payments to executive officers.
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
Long Term Incentive Compensation Plan
The Compensation Committee of our board of directors approved a one time non vested stock bonus for certain executive officers and eliminated the existing Long Term Retention Plan in 2005. Non vested stock delivered under this award program may be sourced from treasury stock, or authorized un-issued shares. In March 2006, in accordance with this program, the Compensation Committee of our board of directors granted 935,650 restricted stock awards. Senior management were granted 847,625 non vested stock awards, which vest over five years in yearly installments equal to 15% of the awarded stock on each of the first three anniversaries of the grant date, 25% on the fourth anniversary and 30% on the fifth anniversary. Managers, officers and key employees, not on our senior management team, were granted 88,025 non vested stock awards which vest on the second anniversary of the grant date. The related compensation costs charged against income for this plan was $3.3 million in 2006.
The Compensation Committee plans to make additional equity based awards under the plan from time to time, including additional non vested stock and stock option awards. While the Compensation Committee will retain discretion to vary the exact terms of future awards, we anticipate that future employee non vested stock and stock option awards granted pursuant to the plan will generally vest over a three year period and the stock options will carry a ten year term
During first quarter of 2007, the Compensation Committee approved two new plans to our named executive officers. These new plans granted 15,969 shares of non vested stock and 38,003 options, which will vested over three years. The Company estimates the 2007 compensation cost for these plans is $0.6 million.

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
Currently, our board of directors is comprised of eleven members. The number of directors elected each year alternates between six directors and five directors. Messrs. Pedro Heilbron, Osvaldo Heilbron, Ricardo Arias, Mark Erwin, and Roberto Artavia were each re-elected to two-year terms at our annual shareholders’ meeting held on May 12, 2006. In December 2006, Mr. Alfredo Arias Loredo was elected as an independent Director to hold office until the 2008 annual shareholders’ meeting. Also, in December 2006 Mr. Joseph Fidanque III was elected as a Director to hold office until the 2007 annual shareholders’ meeting. Mr. Fidanque filled the vacancy left by George Mason who resigned on July 18, 2006. Messrs. Stanley Motta, Jaime Arias, Alberto C. Motta Jr., Joseph Fidanque and José Castañeda were re-elected to two-year terms at our annual shareholders’ meeting held on May 9, 2007. Our charter does not have a mandatory retirement age for our directors.
Pursuant to contractual arrangements with us and CIASA, Continental is entitled to designate one of our directors and CIASA is entitled to designate seven of our directors.
Committees of the Board of Directors
Audit Committee. Our Audit Committee is responsible for overseeing the integrity of our financial statements, the effectiveness of our internal financial control and risk management systems, the effectiveness of our internal audit function, the independent audit process including recommending the appointment and evaluating the performance of the independent auditor, and the compliance with legal and regulatory requirements. The Audit Committee has implemented procedures for receiving, retaining and addressing complaints regarding accounting, internal control and auditing matters, including the submission of confidential, anonymous complaints from employees regarding questionable accounting or auditing matters. The charter of our Audit Committee requires that all its members shall be independent directors under the applicable rules of the New York Stock Exchange. Messrs. José Castañeda, Alfredo Arias Loredo and Roberto Artavia are the current members of our Audit Committee, and Mr. José Castañeda is the chairman of the audit committee as well as our audit committee financial expert.
Compensation Committee. Our Compensation Committee is responsible for the selection process of the Chief Executive Officer and the evaluation of all executive officers (including the CEO), recommending the level of compensation and any associated bonus. The charter of our Compensation Committee requires that all its members shall be non-executive directors, of which at least one member will be an independent director under the applicable rules of the New York Stock Exchange. Messrs. Stanley Motta, Jaime Arias and José Castañeda are the members of our Compensation Committee, and Mr. Stanley Motta is the Chairman of the Compensation Committee.
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
Our profit-sharing program at Copa reflects our belief that our employees will remain dedicated to our success if they have a stake in that success. We identify key performance drivers within each employee’s control as part of our annual objectives plan, or “Path to Success.” Typically, we pay bonuses in February based on our performance during the preceding calendar year. For members of management, 75% of the bonus amount is based on our performance as a whole and 25% is based on the achievement of individual goals. Bonuses for non-management employees is based on the company’s performance, and is typically a multiple of the employee’s weekly salary. For 2006, the non-management employees received up to seven weeks’ salary, depending on their position. The bonus payments are at the discretion of our compensation committee. We typically make accruals each month for the expected annual bonuses which are reconciled to actual payments at their dispersal in February.
We maintain generally good relations with our union and non-union employees and have not experienced work stoppages for the past twenty years. Approximately 75% of Copa’s employees are located in Panama, while the remaining 25% are distributed among our stations. Copa’s employees can be categorized as follows:

	December 31,
	2002	2003	2004	2005	2006
Pilots	192	220	224	235	299
Flight attendants	330	349	372	448	514
Mechanics	203	209	189	200	155
Customer service agents, reservation agents, ramp and other	1,299	1,382	1,470	1,626	1,861
Management and clerical	429	480	499	587	675

Total employees	2,453	2,640	2,754	3,096	3,504

We provide training for all of our employees including technical training for our pilots, dispatchers, flight attendants and other technical staff. In addition, we provide recurrent customer service training to frontline staff, as well as leadership training for managers. In 2005, we leased a Level B flight simulator for B737-Next Generation training that will serve 80% of our initial training, transition and upgrade training and 100% of our recurrent training needs relating to that aircraft. We are planning to upgrade this simulator to provide 100% of our initial training. We have also entered into an agreement to lease a flight simulator for EMB-190 training, which should be available for use in Panama at the beginning of 2008.

Approximately 60% of Copa’s employees are unionized. There are currently five unions covering our Copa employees in Panama: the pilots’ union (SIPAC); the flight attendants’ union (SIPANAB); the mechanics’ union (SINTECMAP); the traffic attendants’ union (UTRACOPA); and a generalized union, SIELAS, which represents ground personnel, messengers, drivers, counter agents and other non-executive administrative staff. Copa is scheduled to begin negotiations with the pilots’ union in mid-2008. Copa entered into new collective bargaining agreements with its general union and its flight attendants’ union on October 26, 2005 and April 3, 2006, respectively. After extensive negotiations which did not lead to a mutually satisfactory resolution, Copa and the mechanics’ union entered into a government-mandated arbitration and a collective bargaining agreement was agreed to on March 29, 2006 as a result of such arbitration proceeding. Previously, we have not had to resort to arbitration to resolve negotiations with our unions. Collective bargaining agreements in Panama typically extend for four years. We also have agreements with our Copa employees in São Paulo, Brazil and Mexico. We have traditionally experienced good relations with our unions, and we generally agree to terms in line with the economic environment affecting Panama, our company and the airline industry generally. Approximately 19% of Copa’s employees work part-time.
AeroRepública’s pilots and flight attendants are represented by two separate unions. The pilots’ union, Asociación Colombiana de Aviadores Civiles (ACDAC), represents AeroRepública’s 126 pilots and co-pilots. The flight attendants’ union, Asociación Colombiana de Auxiliares de Vuelo (ACAV), represents all of AeroRepública’s 178 flight attendants. Contracts with both unions were signed or affirmed in May 2005 with customary increases in wages and benefits that provide for annual salary increases of two percent in addition to adjustments to reflect inflation. The agreement with the pilots’ union will be in effect until June 2007, and the agreement with the flight attendants’ union will be in effect until March 2008. In general our relationships with the labor unions representing AeroRepública’s employees are believed to be good as reflected by the agreements reached this year.
E. Share Ownership
The members of our board of directors and our executive officers as a group own 2.5% of our Class A shares. See “Item 7A. Major Shareholders and Related Party Transactions.”
Item 7. Major Shareholders and Related Party Transactions
A. Major Shareholders
The following table sets forth information relating to the beneficial ownership of our Class A shares as of June 13, 2007 by each person known to us to beneficially own 5% or more of our common shares and all our directors and officers as a group. Class A shares are limited voting shares entitled only to vote in certain specified circunstances. See “Item 10B. Additional Information — Memorandum and Articles of Association — Description of Capital Stock.”

	Class A Shares
	Beneficially Owned
	Shares	(%)(1)
CIASA(2)	—	—
Continental(3)	4,375,000	14.1%
Executive officers and directors as a group (19 persons)	771,725	2.5%
Others	25,820,669	83.4%

Total	30,967,394	100%

(1)	Based on a total of 30,967,394 Class A shares issued.

(2)	CIASA owns 100% of the Class B shares of Copa Holdings, representing 29.2% of our total capital stock.

(3)
Based on a Schedule 13G filed with the Securities and Exchange Commission, dated July 5, 2006, in which Continental reported that it had sole voting and dispositive power over 4,375,000 of Class A shares.

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
The address of CIASA is Corporación de Inversiones Aéreas, S.A., c/o Compañía Panameña de Aviación, S.A., Boulevard Costa del Este, Avenida Principal y Avenida de la Rotonda, Urbanización Costa del Este, Complejo Business Park, Torre Norte, Parque Lefevre, Panama City, Panama. The address of Continental is Continental Airlines, Inc., 1600 Smith Street, Houston, Texas 77002.
B. Related Party Transactions
Shareholders’ Agreement
Copa Holdings is a party to the amended and restated shareholders’ agreement with CIASA and Continental entered into in connection with our initial public offering. The amended and restated shareholders’ agreement provides for, among other things:
•
a right of each of CIASA and Continental to designate a certain number of directors to our board of directors for so long as they hold a certain amount of our common stock. Of the 11 members of our board, CIASA initially had the right to designate six directors and Continental initially had the right to designate two directors, with the remaining three directors being “independent” under the rules of the New York Stock Exchange. Continental has the right to designate one of our directors and CIASA has the right to designate seven of our directors;

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

Continental has entered into a lock-up agreement with CIASA which restricts its sale of common stock, without the prior written consent of CIASA and subject to certain other exceptions, until June 29, 2008.
A material uncured breach of the Shareholders’ Agreement by CIASA or Copa Holdings will trigger rights of Continental in the Alliance Agreement, Services Agreement and Frequent Flyer Agreement to terminate those agreements as described below.
Registration Rights Agreement
Copa Holdings is party to an amended and restated registration rights agreement with CIASA and Continental pursuant to which CIASA and Continental were entitled to certain demand and piggyback rights with respect to the registration and sale of our common stock held by them. The registration rights agreement initially permitted each of CIASA and Continental to make up to two demands on us to register certain shares of common stock held by them. Continental has used one of its two demand rights in connection with the 2006 follow-on offering. Since the 2006 follow-on offering, Continental no longer has the right to register any of our class A shares that it holds except in the event that CIASA reduces its investment in us to a level below that of Continental’s ownership in us. One half of the registration expenses incurred in connection with the first demand registration requested after the date hereof, which expenses exclude underwriting discounts and commissions, will be paid ratably by each security holder participating in such offering in proportion to the number of their shares that are included in the offering, and the balance of such expenses will be paid by the Copa Holdings for such demand registrations. Thereafter, all such expenses will be paid ratably by each security holder participating in such offering in proportion to the number of their shares that are included in the offering. Continental entered into a lock-up agreement with the underwriters which restrict its sale of our common stock until the first anniversary of the 2006 follow-on offering.
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
Banco Continental de Panama, S.A.
We have a strong commercial banking relationship with Banco Continental de Panama, S.A., which has been controlled by our controlling shareholders. In January 3, 2007 Grupo Financiero Continental, S.A., the parent company of Banco Continental, agreed to merge the operations of Banco Continental with Banco General to form Panama’s largest privately owned bank. Following the execution of the merger the shareholders of Grupo Financiero Continental S.A. will own approximately 39% of the combined entity.
We have obtained financing from Banco Continental under short to medium-term financing arrangements for part of the commercial loan tranche of one of the Company’s Export-Import Bank facilities. We also maintain general lines of credit and time deposit accounts with Banco Continental. Interest payments to Banco Continental totaled $1.4 million, $1.6 million and $1.1 million in 2006, 2005 and 2004, respectively, and we received $1.5 million, $1.0 million, and $1.1 million in 2006, 2005 and 2004, respectively. The debt balance outstanding at December 31 amounted to $8.5 million and $25.7 million in 2006 and 2005, respectively.

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
Petróleos Delta, S.A.
During 2005, we entered into a contract with Petróleos Delta, S.A. to supply our jet fuel needs. The price agreed to under this contract is based on the two week average of the U.S. Gulf Coast Waterborne Mean index plus local taxes, certain third-party handling charges and a handling charge to Delta. The contract has a one year term that automatically renews for one year period unless terminated by one of the parties. While our controlling shareholders do not hold a controlling equity interest in Petróleos Delta, S.A., one of our executive officers, Jorge Garcia, previously served as a Project Director at Petróleos Delta, S.A. Payments to Petróleos Delta totaled $77.9 million in 2006 and $26.5 million from August to December of 2005.
Desarollo Inmobiliario del Este, S.A.
During January 2006, we moved into our recently constructed new headquarters located six miles away from Tocumen International Airport. We lease five floors consisting of approximately 104,000 square feet of the building from Desarollo Inmobiliario del Este, S.A., an entity controlled by the same group of investors that controls CIASA, under a 10-year lease at a rate of $106,000 per month during the first three years, $110,000 per month from year 4 to year 6, $113,000 from year 7 to year 9 and $116,000 per month in year 10, which we believe to be a market rate.
Galindo, Arias & Lopez
Most of our legal work is carried out by the law firm Galindo, Arias & Lopez. Messrs. Jaime Arias and Ricardo Alberto Arias, partners of Galindo, Arias & Lopez, are indirect shareholders of CIASA and serve on our board of directors.
Other Transactions
We also purchase most of the alcohol and some of the other beverages served on our aircraft from Motta Internacional, S.A. and Global Brands, S.A., both of which are controlled by our controlling shareholders. We do not have any formal contracts for these purchases, but pay wholesale prices based on price lists periodically submitted by those importers. We paid approximately $0.5 million in 2006 and $0.4 million in 2005 and 2004 to these entities.
Since February 2003 our telecommunications services have been provided by Ziad Holding, formerly Telecarrier, Inc. Some of the controlling shareholders of CIASA have a controlling interest in Ziad Holding. Payments to Ziad Holding totaled $0.4 million, $0.4 million and $0.4 million in 2006, 2005 and 2004, respectively.
The advertising agency that we use in Panama, Rogelio Diaz Publicidad (RDP), is owned by the brother-in-law of our chief executive officer. Gross invoices for all services performed through RDP totaled $1.5 million, $1.5 million and $1.8 million in 2006, 2005 and 2004.
We have received services from Call Center Corporation, a call center that operates Copa’s reservations and sales services and handles calls from Panama as well as to most other countries to which Copa flies. One of our directors, Joseph Fidanque III, is one of the owners of this call center. Payments to Call Center Corporation totaled $2.4 million in 2006.

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
Dividends and Dividend Policy
The payment of dividends on our shares is subject to the discretion of our board of directors. Under Panamanian law, we may pay dividends only out of retained earnings and capital surplus. So long as we do not default in our payments under our loan agreements, there are no covenants or other restrictions on our ability to declare and pay dividends. Our Articles of Incorporation provide that all dividends declared by our board of directors will be paid equally with respect to all of the Class A and Class B shares. See “Item 10B. Additional Information —Memorandum and Articles of Association—Description of Capital Stock—Dividends.”
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
On May 9, 2007, our board of directors declared an annual dividend of $0.31 per share payable June 15, 2007 to shareholders of record as of May 31, 2007 which will represent in an aggregate dividend payment of $13.6 million. On May 11, 2006, our board of directors declared an annual dividend of $0.19 per share payable June 15, 2006 to shareholders of record as of May 31, 2006 which will represent in an aggregate dividend payment of $8.3 million. In addition, we paid an extraordinary dividend of $10 million to our shareholders in December 2004 and another extraordinary dividend of $10 million in June 2005. Prior to the December 2004 dividend payment, we had not paid a dividend since the formation of Copa Holdings in 1998.
B. Significant Changes
None

Item 9. The Offer and Listing
A. Offer and Listing Details
Our Class A shares have been listed on the New York Stock Exchange, or NYSE, under the symbol “CPA” since December 14, 2005. The following table sets forth, for the periods indicated, the high and low closing sale prices for the Class A shares on the NYSE for the periods indicated.

	Low	High
2005
Annual(1)	21.95	27.40
2006
Annual	20.31	49.05
First quarter	20.31	27.10
Second quarter	20.95	24.25
Third quarter	21.53	35.22
Fourth quarter	33.15	49.05
Last Six Months
January 2007	46.70	56.50
February 2007	53.47	66.47
March 2007	49.50	59.00
April 2007	50.54	63.23
May 2007	59.04	70.94
June 2007	59.33	71.00

(1)	Period beginning December 14, 2005 through December 31, 2005.
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

NYSE Standards	Our Corporate Governance Practice
Director Independence. Majority of board of directors must be independent. §303A.01	Panamanian corporate governance standards recommend that one in every five directors should be an independent director. The criteria for determining independence under the Panamanian corporate governance standards differs from the NYSE rules. In Panama, a director would be considered independent as long as the director does not directly or indirectly own 5% or more of the issued and outstanding voting shares of the company, is not involved in the daily management of the company and is not a spouse or related to the second degree by blood or marriage to the persons named above.

NYSE Standards	Our Corporate Governance Practice

Our Articles of Incorporation require us to have three independent directors as defined under the NYSE rules.

Executive Sessions. Non-management directors must meet regularly in executive sessions without management. Independent directors should meet alone in an executive session at least once a year. §303A.03	There are no mandatory requirements under Panamanian law that a company should hold, and we currently do not hold, such executive sessions.

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
Common Stock
Our authorized capital stock consists of 80 million shares of common stock without par value, divided into Class A shares, Class B shares and Class C shares. As of May 31, 2007, we had 30,967,394 Class A shares, 12,778,125 Class B shares and no Class C shares issued. Class A and Class B shares have the same economic rights and privileges, including the right to receive dividends, except as described in this section.

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

Action by Written Consent. Panamanian law does not permit shareholder action without formally calling a meeting.	Action by Written Consent. Unless otherwise provided in the articles of incorporation, any action required or permitted to be taken at any annual meeting or special meeting of stockholders of a corporation may be taken without a meeting, without prior notice and without a vote, if a consent or consents in writing, setting forth the action to be so taken, is signed by the holders of outstanding shares having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and noted.

Panama	Delaware

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

Panama	Delaware

Anti-takeover Provisions

Panamanian corporations may include in their articles of incorporation or by-laws classified board and super-majority provisions.	Delaware corporations may have a classified board, super-majority voting and shareholders’ rights plan.

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

The law also establishes some actions or recourses of the sellers against the buyer in cases the offer is made in contravention of the law.

Panama	Delaware

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
Alliance Agreement between Continental and Copa Airlines. Under the alliance agreement, both airlines agree to continue their codesharing relationship with extensions as they feel are appropriate and to work to maintain our antitrust immunity with the DOT. In order to support the codesharing relationship, the alliance agreement also contains provisions mandating a continued frequent flyer relationship between the airlines, setting minimum levels of quality of service for the airlines and encouraging cooperation in marketing and other operational initiatives.
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
Aircraft General Terms Agreement between The Boeing Company and Copa Airlines
In 1998, Copa entered into an agreement with the Boeing Company for the purchase of aircraft, installation of buyer furnished equipment provided by Copa, customer support services and product assurance. In addition to the aircraft supplied, The Boeing Company will provide maintenance training and flight training programs, as well as operations engineering support. The agreement has been amended several times since then, most recently in May 2007.
Purchase Agreement between Empresa Brasileira de Aeronautica, S.A. and Copa Airlines
In 2003, Copa entered into a purchase agreement with Empresa Brasileira de Aeronautica, S.A (Embraer) for the purchase of aircraft, customer support services and technical publications.
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
E. Taxation
United States
The following summary describes the material United States federal income tax consequences of the ownership and disposition of our Class A shares as of the date hereof. The discussion set forth below is applicable to United States Holders (as defined below) that beneficially own our Class A shares as capital assets for United States federal income tax purposes (generally, property held for investment). This summary does not represent a detailed description of the United States federal income tax consequences applicable to you if you are subject to special treatment under the United States federal income tax laws, including if you are:
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
As used herein, “United States Holder” means a beneficial owner of our Class A shares that is for United States federal income tax purposes:
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

Taxation of Dividends
Distributions on the Class A shares (including amounts withheld to reflect Panamanian withholding taxes, if any) will be taxable as dividends to the extent paid out of our current or accumulated earnings and profits, as determined under United States federal income tax principles. Such income (including withheld taxes) will be includable in your gross income as ordinary income on the day actually or constructively received by you. Such dividends will not be eligible for the dividends received deduction allowed to corporations.

With respect to non-corporate United States Holders, certain dividends received in taxable years beginning before January 1, 2011 from a qualified foreign corporation may be subject to reduced rates of taxation. A foreign corporation generally is treated as a qualified foreign corporation with respect to dividends paid by that corporation on shares that are readily tradable on an established securities market in the United States. United States Treasury Department guidance indicates that our Class A shares, which are listed on the NYSE, are readily tradable on an established securities market in the United States. There can be no assurance, however, that our Class A shares will be considered readily tradable on an established securities market in later years. Non-corporate United States Holders that do not meet a minimum holding period requirement during which they are not protected from the risk of loss or that elect to treat the dividend income as “investment income” pursuant to Section 163(d)(4) of the Code will not be eligible for the reduced rates of taxation regardless of our status as a qualified foreign corporation. In addition, the rate reduction will not apply to dividends if the recipient of a dividend is obligated to make related payments with respect to positions in substantially similar or related property. This disallowance applies even if the minimum holding period has been met. You should consult your own tax advisors regarding the application of these rules to your particular circumstances.
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
you will not be allowed a foreign tax credit for foreign taxes imposed on dividends paid on the Class A shares, if any. The rules governing the foreign tax credit are complex. You are urged to consult your tax advisors regarding the availability of the foreign tax credit under your particular circumstances.
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
Passive Foreign Investment Company
We do not believe that we are a passive foreign investment company (a “PFIC”) for United States federal income tax purposes (or that we were one in 2006), and we expect to operate in such a manner so as not to become a PFIC. If, however, we are or become a PFIC, you could be subject to additional United States federal income taxes on gain recognized with respect to the Class A shares and on certain distributions, plus an interest charge on certain taxes treated as having been deferred under the PFIC rules. Further, non-corporate United States Holders will not be eligible for reduced rates of taxation on any dividends received from us in taxable years beginning prior to January 1, 2011, if we are a PFIC in the taxable year in which such dividends are paid or the preceding taxable year.
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
Taxation of dividends
Distributions by Panamanian corporations, whether in the form of cash, stock or other property, are subject to a 10% withholding tax for the portion of the distribution that is attributable to Panamanian sourced income, as defined pursuant to the territoriality principles that govern Panamanian tax law. Distributions made by a holding company which correspond to dividends paid by its subsidiary for which the dividend tax was paid, are not subject to any further withholding under Panamanian law. Therefore, distributions on the Class A shares would not be subject to withholding taxes to the extent that said distributions are attributable to dividends received from any of our subsidiaries.
Taxation of capital gains
As long as the Class A shares are registered with the CNV and are sold through an organized market, Panamanian taxes on capital gains will not apply either to Panamanians or other countries’ nationals. As part of the offering process, we have registered the Class A shares, with both the New York Stock Exchange and the CNV.
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
As a foreign private issuer, we are not subject to the same disclosure requirements as a domestic U.S. registrant under the Exchange Act. For example, we are not required to prepare and issue quarterly reports. However, we furnish our shareholders with annual reports containing financial statements audited by our independent auditors and make available to our shareholders quarterly reports containing unaudited financial data for the first three quarters of each fiscal year. We file quarterly financial statements with the SEC within two months of each quarter of our fiscal year, and we file annual reports on Form 20-F within the time period required by the SEC, which is currently six months from December 31, the end of our fiscal year.
I. Subsidiary Information
Not applicable.
Item 11. Quantitative and Qualitative Disclosures about Market Risk
The risks inherent in our business are the potential losses arising from adverse changes to the price of fuel, interest rates and the U.S. dollar exchange rate.
Aircraft Fuel. Our results of operations are affected by changes in the price and availability of aircraft fuel. To manage the price risk, we use crude oil option contracts, zero cost collars and swap agreements. Market risk is estimated as a hypothetical 10% increase in the December 31, 2006 cost per gallon of fuel. Based on projected 2007 fuel consumption, such an increase would result in an increase to aircraft fuel expense of approximately $23.0 million in 2007, not taking into account our derivative contracts. We currently have hedged approximately 27% of our projected 2007 fuel requirements and 6% of our projected fuel consumption from January 1, 2008 to June 30, 2008. All existing hedge contracts settle by June 2008. We may enter into additional hedging agreements in the future to reduce volatility in our fuel expenses.
Interest. Our earnings are affected by changes in interest rates due to the impact those changes have on interest expense from variable-rate debt instruments and operating leases and on interest income generated from our cash and investment balances. If interest rates average 10% more in 2007 than they did during 2006, our interest expense would increase by approximately $0.9 million and the fair value of our debt would decrease by approximately $5.9 million. If interest rates average 10% less in 2007 than they did in 2006, our interest income from cash equivalents would decrease by approximately $0.9 million and the fair value of our debt would increase by approximately $6.2 million. These amounts are determined by considering the impact of the hypothetical interest rates on our variable-rate debt and cash equivalent balances at December 31, 2006.
Foreign Currencies. The majority of our obligations are denominated in U.S. dollars. Since Panama uses the U.S. dollar as legal tender, the majority of our operating expenses are also denominated in U.S. dollars. Our foreign exchange risk is limited as approximately 41% of our revenues are in U.S. dollars. While a significant part of our revenues are in foreign currency, no single currency represented more than 6% of our operating revenues in 2006, except for the Colombian Peso which represented 25%. Generally, our exposure to most of these foreign currencies is limited to the period of up to two weeks between the completion of a sale and the conversion to U.S. dollars.

2006 Revenues and Expenses Breakdown by Currency

	Revenue	Expense
Argentinean Peso	4.5%	2.1%
Brazilian Real	6.4%	3.3%
Chilean Peso	3.5%	1.6%
Colombian Peso	25.4%	13.5%
Costa Rican Colon.	3.4%	1.6%
Mexican Peso	4.1%	1.9%
U.S. Dollar	41.2%	70.9%
Venezuelan Bolivar	4.0%	1.7%
Other(1)	7.6%	3.4%

(1)	Dominican Peso, Euro, Guatemalan Quetzal, Jamaican Dollar, Honduran Lempira, Haitian Gourde, Uruguayan Peso
Item 12. Description of Securities Other than Equity Securities
Not applicable.

PART II
Item 13. Defaults, Dividend Arrearages and Delinquencies
None.
Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds
None.
Item 15. Controls and Procedures
Disclosure controls and procedures
Disclosure controls and procedures are designed to ensure that information required to be disclosed by the Company in reports filed or submitted under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms. We carried out an evaluation under the supervision of our management, including our chief executive officer and chief financial officer, of the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2006. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure.
Management’s Report on Internal Control over Financial Reporting
Management of the Company is responsible for establishing and maintaining effective internal control over financial reporting as defined in Rules 13a-15(f) under the Securities Exchange Act of 1934. The Company’s internal control over financial reporting is designed to provide reasonable assurance to the Company’s management and board of directors regarding the preparation and fair presentation of published financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.
Management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2006. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control—Integrated Framework. Based on this assessment, management believes that, as of December 31, 2006, the Company’s internal control over financial reporting is effective based on those criteria.
Management’s assessment of the effectiveness of internal controls over financial reporting as of December 31, 2006 has been audited by Ernst & Young, the independent registered public accounting firm who also audited the Company’s consolidated financial statements. Ernst & Young’s attestation report on management’s assessment of the Company’s internal controls over financial reporting is included herein.
Changes in internal control
No significant changes in our internal controls or in other factors that could significantly affect these controls subsequent to the date of the evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses, were made as a result of the evaluation.

Report of Independent Registered Public Accounting Firm
THE BOARD OF DIRECTORS AND SHAREHOLDERS
COPA HOLDINGS, S. A.
We have audited management’s assessment, included in the accompanying Management’s Report on Internal Control over Financial Reporting, that Copa Holdings, S.A. and its subsidiaries (the “Company”) maintained effective internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management’s assessment and an opinion on the effectiveness of the Company’s internal control over financial reporting based on our audit.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
In our opinion, management’s assessment that the Company maintained effective internal control over financial reporting as of December 31, 2006, is fairly stated, in all material respects, based on the COSO criteria. Also, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on the COSO criteria.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the Company as of December 31, 2006 and 2005, and the related consolidated statements of income, shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2006 of the Company and our report dated May 30, 2007 expressed an unqualified opinion thereon.

/s/ Ernst and Young

Panama City, Republic of Panama
May 30, 2007

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
Item 16C. Principal Accountant Fees and Services
The following table sets forth by category of service the total fees for services performed by our independent auditors Ernst & Young during the fiscal years ended December 31, 2005 and 2006:

	2005	2006
Audit Fees	$1,717,003	$959,428
Audit-Related Fees	—	—
Tax Fees	—	—
All Other Fees	—	—
Total	$1,717,003	$959,428
Audit Fees
Audit fees for 2006 included the audit of our annual financial statements and internal controls, the review of our quarterly reports, and $64 thousand related to services rendered in connection with our follow-on offering of Class A shares in June 2006.
Audit fees for 2005 included the audit of our annual financial statements and approximately $1.1 million related to services rendered in connection with our initial public offering in December 2005.
Audit-Related Fees
There were no audit-related fees for 2006.
Tax Fees
There were no tax fees.
All Other Fees
There were no other fees for services performed by Ernst & Young during the fiscal years ended December 31, 2005 and 2006.
Pre-Approval Policies and Procedures
Our audit committee approves all audit, audit-related services, tax services and other services provided by Ernst & Young. Any services provided by Ernst & Young that are not specifically included within the scope of the audit must be pre-approved by the audit committee in advance of any engagement. Pursuant to Rule 2-01 of Regulation S-X, audit committees are permitted to approve certain fees for audit-related services, tax services and other services pursuant to a de minimis exception prior to the completion of an audit engagement. In 2006, none of the fees paid to Ernst & Young were approved pursuant to the de minimis exception.

Item 16D. Exemptions from the Listing Standards for Audit Committees
None.
Item 16E. Purchase of Equity Securities by the Issuer and Affiliated Purchasers
None.
PART III
Item 17. Financial Statements
See “Item 18. Financial Statements.”
Item 18. Financial Statements
See our consolidated financial statements beginning on Page F-1.
Item 19. Exhibits

1.1**	English translation of the Articles of Incorporation (Pacto Social) of the Registrant

2.1*	Form of Second Amended and Restated Shareholders’ Agreement among Copa Holdings, S.A., Corporación de Inversiones Aéreas, S.A. and Continental Airlines, Inc.

2.2*	Form of Amended and Restated Registration Rights Agreement among Copa Holdings, S.A., Corporación de Inversiones Aéreas, S.A. and Continental Airlines, Inc.

10.1**†	Aircraft Lease Agreement, dated as of October 1, 1998, between First Security Bank and Compañía Panameña de Aviación, S.A., in respect of Boeing Model 737-71Q Aircraft, Serial No. 29047

10.2**†	Letter Agreement dated as of November 6, 1998 amending Aircraft Lease Agreement, dated October 1, 1998, between First Security Bank and Compañía Panameña de Aviación, S.A., in respect of One Boeing Model 737-71Q Aircraft, Manufacturer’s Serial No. 29047

10.3**†	Aircraft Lease Amendment Agreement dated as of May 21, 2004 to Aircraft Lease Agreement, dated October 1, 1998, between First Security Bank and Compañía Panameña de Aviación, S.A., in respect of Boeing Model 737-71Q Aircraft, Serial No. 29047

10.4**†	Aircraft Lease Agreement, dated as of October 1, 1998, between First Security Bank and Compañía Panameña de Aviación, S.A., in respect of Boeing Model 737-71Q Aircraft, Serial No. 29048

10.5**†	Letter Agreement dated as of November 6, 1998 amending Aircraft Lease Agreement, dated as of October 1, 1998, between First Security Bank and Compañía Panameña de Aviación, S.A., in respect of Boeing Model 737-71Q Aircraft, Serial No. 29048

10.6**†	Aircraft Lease Amendment Agreement dated as of May 21, 2003 to Aircraft Lease Agreement, dated October 1, 1998, between First Security Bank and Compañía Panameña de Aviación, S.A., in respect of Boeing Model 737-71Q Aircraft, Serial No. 29048

10.7**†	Aircraft Lease Agreement, dated as of November 18, 1998, between Aviation Financial Services Inc. and Compañía Panameña de Aviación, S.A., Boeing Model 737-700 Aircraft, Serial No. 28607

10.8**†	Letter Agreement No. 1 dated as of November 18, 1998 to Aircraft Lease Agreement, dated November 18, 1998, between Aviation Financial Services Inc. and Compañía Panameña de Aviación, S.A., Boeing Model 737-700 Aircraft, Serial No. 28607

10.9**†	Letter Agreement No. 2 dated as of March 8, 1999 to Aircraft Lease Agreement, dated November 18, 1998, between Aviation Financial Services Inc. and Compañía Panameña de Aviación, S.A., Boeing Model 737-700 Aircraft, Serial No. 28607

10.10**†	Lease Extension and Amendment Agreement dated as of April 30, 2003, to Aircraft Lease Agreement, dated November 18, 1998, between Aviation Financial Services Inc. and Compañía Panameña de Aviación, S.A., Boeing Model 737-700 Aircraft, Serial No. 28607

10.11**†	Aircraft Lease Agreement, dated as of November 18, 1998, between Aviation Financial Services Inc. and Compañía Panameña de Aviación, S.A., Boeing Model 737-700 Aircraft, Serial No. 30049

10.12**†	Letter Agreement No. 1 dated as of November 18, 1998 to Aircraft Lease Agreement, dated November 18, 1998, between Aviation Financial Services Inc. and Compañía Panameña de Aviación, S.A., Boeing Model 737-700 Aircraft, Serial No. 30049

10.13**†	Letter Agreement No. 2 dated as of March 8, 1999 to Aircraft Lease Agreement, dated November 18, 1998, between Aviation Financial Services Inc. and Compañía Panameña de Aviación, S.A., Boeing Model 737-700 Aircraft, Serial No. 30049

10.14**†	Lease Extension and Amendment Agreement dated as of April 30, 2003, to Aircraft Lease Agreement, dated November 18, 1998, between Aviation Financial Services Inc. and Compañía Panameña de Aviación, S.A., Boeing Model 737-700 Aircraft, Serial No. 30049

10.15**†	Aircraft Lease Agreement, dated as of November 30, 2003, between International Lease Finance Corporation and Compañía Panameña de Aviación, S.A., New B737-700 or 800, Serial No. 30676

10.16**†	Aircraft Lease Agreement, dated as of March 4, 2004, between International Lease Finance Corporation and Compañía Panameña de Aviación, S.A., New B737-700 or 800, Serial No. 32800

10.17**†	Aircraft Lease Agreement dated as of December 23, 2004, between Wells Fargo Bank Northwest, N.A. and Compañía Panameña de Aviación, S.A., in respect of Boeing B737-800 Aircraft, Serial No. 29670

10.18**†	Embraer 190LR Purchase Agreement DCT-006/2003 dated as of May 2003 between Embraer— Empresa Brasileira de Aeronáutica S.A. and Regional Aircraft Holdings Ltd.

10.19**†	Letter Agreement DCT-007/2003 between Embraer—Empresa Brasileira de Aeronáutica S.A. and Regional Aircraft Holdings Ltd., relating to Purchase Agreement DCT-006/2003

10.20**†	Letter Agreement DCT-008/2003 between Embraer—Empresa Brasileira de Aeronáutica S.A. and Regional Aircraft Holdings Ltd., relating to Purchase Agreement DCT-006/2003

10.21*†	Embraer 190 Purchase Agreement COM 0028-06 dated February 2006 between Embraer—Empresa Brasileira de Aeronáutica S.A. and Copa Holdings, S.A. relating to Embraer 190LR aircraft

10.22*†	Letter Agreement COM 0029-06 to the Embraer Agreement dated February 2006 between Embraer—Empresa Brasileira de Aeronáutica S.A. and Copa Holdings, S.A. relating to Embraer 190LR aircraft

10.23**†	Aircraft General Terms Agreement, dated November 25, 1998, between The Boeing Company and Copa Holdings, S.A.

10.24**†	Purchase Agreement Number 2191, dated November 25, 1998, between The Boeing Company and Copa Holdings, S.A., Inc. relating to Boeing Model 737-7V3 & 737-8V3 Aircraft

10.25**†	Supplemental Agreement No. 1 dated as of June 29, 2001 to Purchase Agreement Number 2191 between The Boeing Company and Copa Holdings, S.A.

10.26**†	Supplemental Agreement No. 2 dated as of December 21, 2001 to Purchase Agreement Number 2191 between The Boeing Company and Copa Holdings, S.A.

10.27**†	Supplemental Agreement No. 3 dated as of June 14, 2002 to Purchase Agreement Number 2191 between The Boeing Company and Copa Holdings, S.A.

10.28**†	Supplemental Agreement No. 4 dated as of December 20, 2002 to Purchase Agreement Number 2191 between The Boeing Company and Copa Holdings, S.A.

10.29**†	Supplemental Agreement No. 5 dated as of October 31, 2003 to Purchase Agreement Number 2191 between The Boeing Company and Copa Holdings, S.A.

10.30**†	Supplemental Agreement No. 6 dated as of September 9, 2004 to Purchase Agreement Number 2191 between The Boeing Company and Copa Holdings, S.A.

10.31**†	Supplemental Agreement No. 7 dated as of December 9, 2004 to Purchase Agreement Number 2191 between The Boeing Company and Copa Holdings, S.A.

10.32**†	Supplemental Agreement No. 8 dated as of April 15, 2005 to Purchase Agreement Number 2191 between The Boeing Company and Copa Holdings, S.A.

10.33*†	Supplemental Agreement No. 9 dated as of March 16, 2006 to the Boeing Purchase Agreement Number 2191 dated November 25, 1998 between the Boeing Company and Copa Holdings, S.A.

10.34*†	Supplemental Agreement No. 10 dated as of May 8, 2006 to the Boeing Purchase Agreement Number 2191 dated November 25, 1998 between the Boeing Company and Copa Holdings, S.A.

10.35**†	Maintenance Cost per Hour Engine Service Agreement, dated March 5, 2003, between G.E. Engine Services, Inc. and Copa Holdings, S.A.

10.36**†	English translation of Aviation Fuel Supply Agreement, dated July 18, 2005, between Petróleos Delta, S.A. and Compañía Panameña de Aviación, S.A.

10.37**	Form of Guaranteed Loan Agreement

10.38**	Form of Amended and Restated Alliance Agreement between Continental Airlines, Inc. and Compañía Panameña de Aviación, S.A.

10.39**	Form of Amended and Restated Services Agreement between Continental Airlines, Inc. and Compañía Panameña de Aviación, S.A.

10.40**	Form of Amended and Restated Frequent Flyer Program Participation Agreement

10.41**	Form of Copa Holdings, S.A. 2005 Stock Incentive Plan

10.42**	Form of Copa Holdings, S.A. Restricted Stock Award Agreement

10.43**	Form of Indemnification Agreement with the Registrant’s directors

10.44††	Supplemental Agreement No. 11 dated as of August 30, 2006 to the Boeing Purchase Agreement Number 2191 dated November 25, 1998 between the Boeing Company and Copa Holdings, S.A.

10.45††	Supplemental Agreement No. 12 dated as of February 26, 2007 to the Boeing Purchase Agreement Number 2191 dated November 25, 1998 between the Boeing Company and Copa Holdings, S.A.

10.46††	Supplemental Agreement No. 13 dated as of April 23, 2007 to the Boeing Purchase Agreement Number 2191 dated November 25, 1998 between the Boeing Company and Copa Holdings, S.A.

12.1	Certification of the Chief Executive Officer, pursuant to Rules 13a-14 and 15d-14 under the Securities Exchange Act of 1934.

12.2	Certification of the Chief Financial Officer, pursuant to Rules 13a-14 and 15d-14 under the Securities Exchange Act of 1934.

13.1	Certification of Chief Executive Officer, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2	Certification of the Chief Financial Officer, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

21.1**	Subsidiaries of the Registrant

*	Previously filed with the SEC as an exhibit and incorporated by reference from our Registration Statement on Form F-1, filed June 15, 2006, File No. 333-135031.

**
Previously filed with the SEC as an exhibit and incorporated by reference from our Registration Statement on Form F-1, filed November 28, 2005, as amended on December 1, 2005 and December 13, 2005, File No. 333-129967.

†	The Registrant was granted confidential treatment for portions of this exhibit.

††	The Registrant has requested confidential treatment for portions of this exhibit.

SIGNATURES
The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

COPA HOLDINGS, S.A.
By:	/s/ Pedro Heilbron
	Name:	Pedro Heilbron
	Title:	Chief Executive Officer

Dated: July 2, 2007

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
THE BOARD OF DIRECTORS AND SHAREHOLDERS
COPA HOLDINGS, S. A.
We have audited the accompanying consolidated balance sheets of Copa Holdings, S. A. and its subsidiaries (the “Company”) as of December 31, 2006 and 2005, and the related consolidated statements of income, shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2006. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries at December 31, 2006 and 2005, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2006, in conformity with U.S. generally accepted accounting principles.
As discussed in Note 10 to the consolidated financial statements, the Company adopted, effective December 31, 2006, Statement of Financial Accounting Standard No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88 and 106 and 132(R)”.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company’s internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated May 30, 2007 expressed an unqualified opinion thereon.
/s/ Ernst and Young
Panama City, Republic of Panama
May 30, 2007

COPA HOLDINGS, S.A. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(In US$ thousands, except share and per share data)

	As of December 31,
	2006	2005

ASSETS

Current Assets:
Cash and cash equivalents	$169,880	$94,106
Short-term investments	27,500	20,384

Total cash, cash equivalents and short-term investments	197,380	114,490

Accounts receivable, net of allowance for doubtful accounts of of $7,305 and $4,911 as of December 31, 2006 and 2005, respectively	60,319	46,377
Accounts receivable from related parties	1,818	156
Expendable parts and supplies, net of allowance for obsolescence of of $21 and $9 as of December 31, 2006 and 2005, respectively	8,667	4,108
Prepaid expenses	16,590	15,402
Other current assets	5,877	3,818

Total Current Assets	290,651	184,351

Investments	29,032	26,175

Property and Equipment:
Owned property and equipment:
Flight equipment	857,598	628,876
Other	43,713	35,899

	901,311	664,775
Less: Accumulated depreciation	(104,178)	(79,985)

	797,133	584,790

Purchase deposits for flight equipment	65,150	52,753

Total Property and Equipment	862,283	637,543

Other Assets:
Prepaid pension asset	645	1,261
Goodwill	21,779	20,512
Other intangible asset	31,933	31,298
Other assets	18,692	15,772

Total Other Assets	73,049	68,843

Total Assets	$1,255,015	$916,912

COPA HOLDINGS, S.A. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS (continued)
(In US$ thousands, except share and per share data)

	As of December 31,
	2006	2005

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current Liabilities:
Current maturities of long-term debt	$91,453	$67,905
Accounts payable	47,627	44,848
Accounts payable to related parties	8,819	7,750
Air traffic liability	116,812	85,673
Taxes and interest payable	31,490	27,450
Accrued expenses payable	32,104	14,780
Other current liabilities	11,268	5,573

Total Current Liabilities	339,573	253,979

Non-Current Liabilities:
Long-term debt	529,802	402,954
Post employment benefits liability	1,701	1,602
Other long-term liabilities	7,713	8,471
Deferred tax liabilities	4,557	4,039

Total Non-Current Liabilities	543,773	417,066

Total Liabilities	883,346	671,045

Shareholders’ Equity:

Class A common stock - 30,951,425 shares authorized and issued, 30,034,375 shares outstanding	20,501	20,501
Class B common stock - 12,778,125 shares authorized, issued, and outstanding	8,722	8,722
Additional paid in capital	3,340	—
Retained earnings	343,390	217,862
Accumulated other comprehensive loss	(4,284)	(1,218)

Total Shareholders’ Equity	371,669	245,867

Total Liabilities and Shareholders’ Equity	$1,255,015	$916,912

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

COPA HOLDINGS, S.A. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
(In US$ thousands, except share and per share data)

	Year Ended December 31,
	2006	2005	2004

Operating Revenue:
Passenger revenue	$798,901	$563,520	$364,611
Cargo, mail and other	52,259	45,094	35,226

	851,160	608,614	399,837

Operating Expenses:
Aircraft fuel	217,730	149,303	62,549
Salaries and benefits	91,382	69,730	51,701
Passenger servicing	64,380	50,622	39,222
Commissions	57,808	45,087	29,073
Maintenance, material and repairs	50,057	32,505	19,742
Reservations and sales	38,212	29,213	22,118
Aircraft rentals	38,169	27,631	14,445
Flight operations	33,740	24,943	17,904
Depreciation	24,874	19,857	19,279
Landing fees and other rentals	23,929	17,909	12,155
Other	44,758	32,622	29,306

	685,039	499,422	317,494

Operating Income	166,121	109,192	82,343

Non-operating Income (Expense):
Interest expense	(29,150)	(21,629)	(16,488)
Interest capitalized	1,712	1,089	963
Interest income	7,257	3,544	1,423
Other, net	185	395	6,063

	(19,996)	(16,601)	(8,039)

Income before Income Taxes	146,125	92,591	74,304
Provision for Income Taxes	12,286	9,592	5,732

Net Income	$133,839	$82,999	$68,572

Earnings per share:
Basic	$3.13	$1.94	$1.60
Diluted	$3.10	$1.94	$1.60
The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

COPA HOLDINGS, S.A. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
(In US$ thousands, except share and per share data)

					(US$Thousands)
							Accumulated
	Common Stock				Additional		Other
	(Non-par value)		Issued Capital		Paid in	Retained	Comprehensive
	Class A	Class B	Class A	Class B	Capital	Earnings	Loss	Total

At December 31, 2003	30,034,375	12,778,125	$20,501	$8,722	—	$86,360	—	$115,583
Net Income			—	—		68,572		68,572
Dividends declared			—	—		(10,000)		(10,000)

At December 31, 2004	30,034,375	12,778,125	20,501	8,722	—	144,932	—	174,155
Net Income			—	—		82,999	—	82,999
Other comprehensive loss:
Foreign currency translation			—	—		—	(1,218)	(1,218)

Total comprehensive income								81,781
Dividends Declared			—	—		(10,069)	—	(10,069)

At December 31, 2005	30,034,375	12,778,125	20,501	8,722	—	217,862	(1,218)	245,867
Net Income						133,839		133,839
Other comprehensive loss:
Net Change in fair value of derivative instruments							(3,998)	(3,998)
Foreign currency translation							1,861	1,861

Total comprehensive income								131,702
Restricted Stock Plan					3,340			3,340
Actuarial loss (Adoption of FAS 158), net of tax of $84							(929)	(929)
Dividends Declared			—	—		(8,311)		(8,311)

At December 31, 2006	30,034,375	12,778,125	$20,501	$8,722	$3,340	$343,390	$(4,284)	$371,669

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

COPA HOLDINGS, S.A. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In US$ thousands)

	(US$ Thousands)
	Year Ended December 31,
	2006	2005	2004
Cash flows from operating activities
Net income	$133,839	$82,999	$68,572
Adjustments for:
Deferred income taxes	(328)	(885)	(519)
Depreciation	24,874	19,857	19,279
(Gain) / Loss on sale of property and equipment	(612)	(1,340)	(1,125)
Provision for doubtful accounts	3,764	813	1,026
Provision for obsolescence of expendable parts and supplies	12	3	6
Derivative instruments mark to market	4,496	(165)	945
Stock compensation	3,340	—	—
Changes in:
Accounts receivable	(15,317)	(11,256)	2,287
Accounts receivable from related parties	(1,661)	(448)	—
Other current assets	(8,690)	282	(3,317)
Restricted cash	110	(3,698)	582
Other assets	(3,412)	(7,601)	(1,430)
Accounts payable	2,699	(4,336)	25
Accounts payable to related parties	975	4,017	1,089
Air traffic liability	30,658	27,766	6,200
Other liabilities	18,721	9,360	5,013

Net cash provided by operating activities	193,468	115,368	98,633

Cash flows from investing activities
Acquisition of investments	(32,988)	(48,298)	(38,082)
Proceed from redemption of investments	22,906	20,662	30,639
Advance payments on aircraft purchase contracts	(58,697)	(49,461)	(16,314)
Acquisition of property and equipment	(193,330)	(63,308)	(65,764)
Disposal of property and equipment	3,129	2,804	3,201
Purchase of AeroRepublica, net of acquired cash	—	(22,285)	—

Net cash flows used in investing activities	(258,980)	(159,886)	(86,320)

Cash flows from financing activities
Proceeds from loans and borrowings	254,559	68,423	101,198
Payments on loans and borrowings	(77,247)	(46,929)	(32,125)
Issuance of bonds	—	27,504	6,357
Redemption of bonds	(27,503)	—	(35,675)
Dividends declared and paid	(8,311)	(10,069)	(10,000)

Net cash flows provided by financing activities	141,498	38,929	29,755

Effect of exchange rate change on cash	(212)	29	—

Net increase (decrease) in cash and cash equivalents	75,774	(5,560)	42,068
Cash and cash equivalents at January 1st	94,106	99,666	57,598

Cash and cash equivalents at December 31	$169,880	$94,106	$99,666

Supplemental disclosure of cash flow information
Interest paid, net of amount capitalized	$26,779	$21,126	$16,021
Income taxes paid	11,284	7,411	4,286
The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

COPA HOLDINGS, S.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Corporate Information
Copa Holdings, S. A. (“the Company”) is a leading Latin American provider of international airline passenger and cargo services. The Company was incorporated according to the laws of the Republic of Panama. The Company owns 99.8% of the shares of Compañía Panameña de Aviación, S. A. (“Copa”), 100% of the shares of Oval Financial Leasing, Ltd. (“OVAL”), OPAC, S. A. (“OPAC”), and 99.8% of the shares of AeroRepública, S.A. (“AeroRepública”).
Copa, the Company’s core operation, is incorporated according to the laws of the Republic of Panama and provides international air transportation for passengers, cargo and mail. Copa operates from its Panama City hub in the Republic of Panama, from where it offers approximately 108 daily scheduled flights among 36 destinations in 21 countries in North, Central and South America and the Caribbean. Additionally, Copa provides passengers with access to flights to more than 120 other international destinations through codeshare agreements with Continental Airlines, Inc. (“Continental”) and other airlines. The Company has a broad commercial alliance with Continental which includes joint marketing, code-sharing arrangements, participation in Continental’s OnePass frequent flyer loyalty program and access to Continental’s VIP lounge program, President’s Club, along with other benefits such as improved purchasing power in negotiations with service providers, aircraft vendors and insurers. As of December 31, 2006, Copa operated a fleet of 30 aircraft with an average age of 3.5 years; consisting of 24 modern Boeing 737-Next Generation aircraft and six (6) Embraer 190 aircraft. OVAL is incorporated according to the laws of the British Virgin Islands, and controls the special-purpose vehicles that have a beneficial interest in 24 aircraft, with a carrying value of $726 million, all of which are leased to either Copa Airlines or AeroRepublica. The aircraft are pledged as collateral for the obligation of the special-purpose vehicles, which are all consolidated by the Company for financial reporting purposes; however, the creditors of the special-purpose vehicles have no recourse to the general credit of the Company or Copa. OPAC is incorporated according to the laws of the Republic of Panama. OPAC owned the old corporate headquarters building located in Panama City which was sold to a third party during 2006.
Additionally, during 2005 the Company purchased 99.7% of AeroRepública, a domestic Colombian air carrier, which is incorporated according to the laws of the Republic of Colombia and operates a fleet of ten (10) leased MD-80s and one (1) Embraer 190 aircraft as of December 31, 2006 (See Note 3).
On December 15, 2005, the Company concluded the initial public listing on the New York Stock Exchange (“NYSE”) and its principal shareholders sold 18,112,500 shares of Class A common stock held by them. Cost related to this initial public listing amounted $3.7 million which are included as a component of “Other, net” within Non-operating income (expense) in the Consolidated Statements of Income for 2005.
On June 28, 2006, the Company concluded a follow-on offering on the NYSE whereby Continental Airlines, one of the Company’s principal shareholders, sold 6,562,500 shares of Class A common stock at $21.75 per share. Proceeds of $136.0 million, net of the commissions and discounts of $6.8 million, were received directly by the selling shareholder with no proceeds being received by the Company. Cost related to this follow-on offering amounted $0.3 million which are included as a component of “Other, net” within Non-operating income (expense) in the Consolidated Statements of Income for 2006.

COPA HOLDINGS, S.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
A substantial portion of the Company’s assets are located in the Republic of Panama, a significant proportion of the Company’s customers are Panamanian, and a significant proportion of the Company’s flights operate through its hub at Tocumen International Airport in Panama City. As a result, the Company depends on economic and political conditions prevailing from time to time in Panama.
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
Principles of Consolidation
The consolidated financial statements comprise the accounts of the Company and its subsidiaries. The financial statements of subsidiaries are prepared for the same reporting period as the parent company, using consistent accounting policies. Subsidiaries are consolidated from the date on which control is transferred to the Company and cease to be consolidated from the date on which control is transferred from the Company. All intercompany accounts, transactions and profits arising from consolidated entities have been eliminated in consolidation.
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
Investments
The Company invests in short-term time deposits, asset-backed commercial paper and securities, and U.S. government agency securities with original maturities of more than three months but less than one year. Additionally, the Company invests in long-term time deposits and U.S. government agency securities with maturities greater than 365 days. These investments are classified as short-term and long-term investments respectively, in the accompanying Consolidated Balance Sheets. All of these investments are classified as held-to-maturity securities, and are stated at their amortized cost, since the Company has determined that it has the intent and ability to hold the securities to maturity. Restricted cash is classified within long-term investments, and is primarily held as collateral for letters of credit.

COPA HOLDINGS, S.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
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

Years
Building	40
Jet aircraft	30
Jet engines	30
Ground property and equipment	10
Furniture, fixture, equipment and others	5 to 10
Software rights and licenses	3 to 8
Aircraft rotables	7 to 30
Leasehold improvements	Lesser of remaining lease term or useful life
Measurement of Impairment of Long-Lived Assets
The Company records impairment losses on long-lived assets used in operations, consisting principally of property and equipment, when events or changes in circumstances indicate, in management’s judgment, that the assets might be impaired and the undiscounted cash flows estimated to be generated by those assets are less than the carrying amount of those assets. Cash flows estimates are based on historical results adjusted to reflect the Company’s best estimate of future market and operating conditions. The net carrying value of assets not recoverable is reduced to fair value. Estimates of fair value represent the Company’s best estimate based on industry trends and reference to market rates and transactions and are subject to change.
Revenue Recognition
Passenger Revenue
Passenger revenue is recognized when transportation is provided rather than when a ticket is sold. The amount of passenger ticket sales not yet recognized as revenue is reflected as “Air traffic liability” in the Consolidated Balance Sheets. Fares for tickets that have expired and/or are one year old are recognized as passenger revenue. A significant portion of the Company’s ticket sales are processed through major credit card companies, resulting in accounts receivable which are generally short-term in duration and typically collected prior to when revenue is recognized. The Company believes that the credit risk associated with these receivables is minimal.

COPA HOLDINGS, S.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
We are required to charge certain taxes and fees on our passenger tickets. These taxes and fees include transportation taxes, airport passenger facility charges and foreign arrival and departure taxes. These taxes and fees are legal assessments on the customer. As we have a legal obligation to act as a collection agent with respect to these taxes and fees, we do not include such amounts in passenger revenue. We record a liability when the amounts are collected and relieve the liability when payments are made to the applicable government agency or operating carrier.
Cargo and Mail Services Revenue
Cargo and mail services revenue are recognized when the Company provides the shipping services and thereby completes the earning process.
Other Revenue
Other revenue is primarily comprised of excess baggage charges, commissions earned on tickets sold for flights on other airlines and charter flights, and is recognized when transportation or service is provided.
Frequent Flyer Program
The Company participates in Continental’s “OnePass” frequent flyer program, for which the Company’s passengers receive all the benefits and privileges offered by the OnePass program. Continental is responsible for the administration of the OnePass program. Under the terms of the Company’s frequent flyer agreement with Continental, OnePass members receive OnePass frequent flyer mileage credits for travel on Copa and AeroRepublica and the Company pays Continental a per mile rate for each mileage credit granted by Continental, at which point the Company has no further obligation. The amounts due to Continental under this agreement are expensed by the Company as the mileage credits are earned.
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

COPA HOLDINGS, S.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
The financial statements of AeroRepública are measured using the Colombian Peso as the functional currency; adjustments to translate those statements into U.S. Dollars are recorded in other comprehensive loss.
In 2006, approximately 71% of the Company’s expenses and 41% of the Company’s revenues were denominated in U.S. Dollars. The remainder of the Company’s expenses and revenues were denominated in the currencies of the various countries to which the Company flies, with the largest non-dollar amount denominated in Colombian pesos for which the Company hedge the risk of fluctuation from time to time (see Note 7). Generally, the Company’s exposure to others foreign currencies is limited to a period of up to two weeks, from the time a sale is completed to the time funds are converted into U.S. Dollars.
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
Additionally, although our aircraft lease agreements specifically provide that we, as lessee, are responsible for maintenance of the leased aircraft, we do, under certain of our existing lease agreements, pay maintenance reserves to aircraft and engine lessors that are to be applied towards the cost of future maintenance events. These reserves are calculated based on a performance measure, such as flight hours, and are specifically to be used to reimburse third-party providers that furnish services in connection with maintenance of our leased aircraft. If there are sufficient funds on deposit to pay the invoices submitted, they are paid. However, if amounts on deposit are insufficient to cover the invoices, we must cover the shortfall because, as noted above, we are legally responsible for maintaining the lease aircraft. Under four of our existing aircraft lease agreements, if there are excess amounts on deposit at the expiration of the lease, the lessor is entitled to retain any excess amounts. The maintenance reserves paid under our lease agreements do not transfer either the obligation to maintain the aircraft or the cost risk associated with the maintenance activities to the aircraft lessor. In addition, we maintain the right to select any third-party maintenance providers. Therefore, we record these amounts as prepaid maintenance within Other Assets on our Consolidated Balance Sheets and then recognize maintenance expense when the underlying maintenance is performed, in accordance with our maintenance accounting policy. Any excess amounts retained by the lessor upon the expiration of the lease, which are not expected to be material, would be recognized as additional aircraft rental expense when it becomes probable that we would not benefit from such excess, mostly at expiration of the lease.

COPA HOLDINGS, S.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Employee Profit Sharing
The Company sponsors a profit-sharing program for both management and non-management personnel. For members of management, profit-sharing is based on a combination of the Company’s performance as a whole and the achievement of individual goals. Profit-sharing for non-management employees is based solely on the Company’s performance. The Company accrues each month for the expected profit-sharing, which is paid annually in February. Amounts expensed for the Company’s profit-sharing program for each of the three years in the period ended December 31, 2006 were $8.4 million, $5.8 million and $5.5 million respectively.
Advertising Costs
Advertising costs are expensed when incurred. The Company recognized as advertising expense $4.8 million, $3.7 million, and $2.8 million in 2006, 2005 and 2004, respectively.
Income Taxes
Deferred income taxes are provided under the liability method and reflect the net tax effects of temporary differences between the tax basis of assets and liabilities and their reported amounts in the financial statements.
Goodwill and Intangibles
The Company performs impairment testing, in accordance with SFAS No. 142, “Goodwill and Other Intangible Assets”, of goodwill separately from impairment testing of indefinite-lived intangibles. The Company tests goodwill for impairment, at least annually, by comparing the book value to the fair value at the reporting segment level and tests individually indefinite-lived intangibles, at least annually, by reviewing the individual book values compared to the fair value. Considerable management judgment is necessary to evaluate the impact of operating and macroeconomic changes and to estimate future cash flows to measure fair value. Assumptions used in the Company’s impairment evaluations are consistent with internal projections and operating plans. The Company did not recognize any material impairment charges for goodwill or intangibles assets during the years presented.
Reclassifications
Certain reclassifications have been made in the prior years’ consolidated financial statement amounts and related note disclosures to conform with the current year’s presentation.

COPA HOLDINGS, S.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
2. Recently Issued Accounting Pronouncement
In June 2006, the Financial Accounting Standards Board issued Interpretation No. 48, “Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109” (“FIN 48”), which clarifies the accounting for uncertainty in income taxes recognized in financial statements. FIN 48 requires the impact of a tax position to be recognized in the financial statements if that position is more likely than not of being sustained upon examination by the taxing authority. FIN 48 is effective for fiscal years beginning after December 15, 2006. The cumulative effect of applying the provisions of FIN 48, if any, will be reported as an adjustment to the opening balance of retained earnings in 2007. We are currently evaluating the requirements of FIN 48 and its effect on our consolidated financial statements.
In September 2006, the FASB issued SFAS No. 157 “Fair Value Measurements” (“SFAS 157”). SFAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. The provisions of this standard apply to other accounting pronouncements that require or permit fair value measurements. SFAS 157 becomes effective for the fiscal years beginning after November 15, 2007. Upon adoption, the provisions of SFAS 157 are to be applied prospectively with limited exceptions. The Company is currently evaluating the potential impact, if any, that the adoption of SFAS 157 will have on the consolidated financial position or results of operations.
In February 2007, the FASB issued SFAS 159, “The Fair Value Option for Financial Assets and Financial Liabilities”. The standard allows entities to voluntarily choose, at specified election dates, to measure many financial assets and financial liabilities (as well as certain non-financial instruments that are similar to financial instruments) at fair value (the “fair value option”). The election is made on an instrument-by-instrument basis and is irrevocable. If the fair value option is elected for an instrument, the Statement specifies that all subsequent changes in fair value for that instrument shall be reported in earnings. SFAS 159 becomes effective for the fiscal years beginning after November 15, 2007. The Company is currently evaluating the potential impact, if any, that the adoption of SFAS 159 will have on the consolidated financial position or results of operations.
3. Acquisition of AeroRepública
On April 22, 2005, the Company acquired a controlling ownership interest in AeroRepública, a Colombian domestic airline. According to the Colombian Civil Aviation Administration, Unidad Especial Administrativa de Aeronáutica Civil, in 2006 AeroRepública was the second-largest domestic carrier in Colombia in terms of number of passengers carried, providing domestic service to 12 cities in Colombia with a point-to-point route network as well as international service to Panama City from Bogota, Cali and Medellin. The acquisition of AeroRepública represents an attractive opportunity to increase the Company’s access and visibility to Colombia, one of the largest airline passenger markets in Latin America with more than 45 million inhabitants, and to improve AeroRepública’s operational and financial performance. Colombia shares a border with Panama, and for historic, cultural and business reasons it represents a significant market for many Panamanian businesses. Management believes that operational coordination with AeroRepública may create additional passenger traffic in the Company’s existing route network by providing Colombian passengers more convenient access to the international destinations served through the Company’s Panama hub.
Of the total estimated purchase price, approximately $50.7 million has been allocated to goodwill and intangible assets with indefinite lives. Goodwill, approximately $20.1 million, represents the excess of the purchase price of the acquired business over the fair value of the underlying net tangible and intangible assets and is recorded in the AeroRepública segment. Intangible assets with indefinite lives consist primarily of the fair value allocated to the routes and the AeroRepública trade name, valued at $25.7 million and $4.9 million, respectively. Goodwill was increased in 2006 for an adjustment to assume airport tax obligations of AeroRepublica.
As of December 2005, the investment in AeroRepública totaled $31.4M. During 2006 and first quarter 2007, the Company invested an additional $5.8 million and $5.8 million, respectively, in exchange for 5.4 million and 6.4 million new shares of AeroRepública, respectively. As a result of these transactions the Company’s total investment increased to $43.0 million.

COPA HOLDINGS, S.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
4. Long-Term Debt
At December 31, long-term debt consisted of the following (in millions):

	2006	2005
Long-term fixed rate debt	$347.6	$292.5
(Secured fixed rate indebtedness due through 2017. Effective rates ranged from 3.98% to 6.75%)

Long-term variable rate debt	247.4	150.9
(Secured variable rate indebtedness due through 2017. Effective rates ranged from 5.40% to 19.76%)

Medium-term variable rate debt	26.3	—
(Unsecured variable rate indebtedness due in 2007 Weighted average rate of 5.86%, as of December 31, 2006)

Private bond issuances	—	27.5
(Unsecured variable rate indebtedness due in 2006 Weighted average rate of 7.22%, as of December 31, 2005)

Sub-total	621.3	470.9

Less current maturities	91.5	67.9

Long-term debt less current maturities	$529.8	$403.0

Maturities of long-term debt for the next five years are as follows (in millions):

Year ending December 31,
2007	$91.5
2008	$43.7
2009	$42.5
2010	$42.4
2011	$43.4
Thereafter	$357.8
As of December 31, 2006 and 2005, the Company had $365.4 million and $337.1 million of outstanding indebtedness, respectively, that is owed to financial institutions under financing arrangements guaranteed by the Export-Import Bank of the United States. The Export-Import Bank guarantees support 85% of the net purchase price of the aircraft and are secured with a first priority mortgage on the aircraft in favor of a security trustee on behalf of Export-Import Bank.

COPA HOLDINGS, S.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
The Company’s Export-Import Bank supported financings are amortized on a quarterly basis, are denominated in dollars and originally bear interest at a floating rate linked to LIBOR. The Export-Import Bank guaranteed facilities typically offer an option to fix the applicable interest rate. The Company has exercised this option with respect to $325.4 million as of December 31, 2006.
The Company effectively extends the maturity of its aircraft financing to 15 years through the use of a “Stretched Overall Amortization and Repayment,” or SOAR, structure which provides serial draw-downs calculated to result in a 100% loan accreting to a recourse balloon at the maturity of the Export-Import Bank guaranteed loan which totaled $31.9 million as of December 31, 2006.
The Company also typically finances a portion of the purchase price of the Boeing aircraft through commercial loans which totaled $17.6 million as of December 31, 2006.
During 2005, the Company secured a senior term loan facility in the amount of $134 million for the purchase of six (6) Embraer 190 aircraft. The loans have a term of twelve years. During 2005, the Company utilized $43.8 million of this facility and the remaining $90.1 million was drawn during 2006.
During 2006, the Company secured a senior and junior term loan facility in the amount of $239.6 million for the purchase of ten (10) Embraer 190 aircraft. The loans have a term of twelve years. During 2006, the Company utilized $23.8 million of this facility and the remainder of the facility will be drawn during 2007. In January 2007, the Company utilized $71.8 million of this facility.
During 2006, the Company secured a medium term loan facility in the amount of $34.3 million for the financing of pre-delivery payments of two (2) Boeing 737-800 aircraft having delivery months of August and November 2007. The Company has granted, for the benefit of the bank, a first priority security interest in the rights, title and interest over the two (2) Boeing 737-800 aircraft. Interest on the loans are paid on a quarterly basis with the principal balance to be repaid upon delivery of the aircraft.
During 2006, the Company arranged a $22 million facility to consolidate and refinance AeroRepública’s existing debt with more favorable conditions.
Assets, primarily aircraft, subject to agreements securing the Company’s indebtedness amounted to $736.0 million and $536.1 million as of December 31, 2006 and 2005, respectively.
5. Investments
The Company invests in time deposits, asset-backed commercial paper and securities, and U.S. government agency securities. These investments are classified within short-term and long-term investments in the accompanying Consolidated Balance Sheets. Investments are classified as held-to-maturity securities since the Company has the intent and the ability to hold them until maturity. These investments are stated at their amortized cost which is essentially the same as their fair value. Long-term investments mature within three (3) years. Restricted cash classified within long-term investments, held in time deposits, amounted to $7.5 million and $7.7 million as of December 31, 2006 and 2005, respectively.

COPA HOLDINGS, S.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
6. Leases
The Company leases certain aircraft and other assets under long-term lease arrangements. Other leased assets include real property, airport and terminal facilities, sales offices, maintenance facilities, training centers and general offices. Most contract leases include renewal options. Non-aircraft related leases, primarily held with local governments, generally have renewable terms of one year. In certain cases, the rental payments during the renewal periods would be greater than the current payments. Because the lease renewals are not considered to be reasonably assured, as defined in SFAS No. 13, “Accounting for Leases”, the rental payments that would be due during the renewal periods are not included in the determination of rent expense until the leases are renewed. Leasehold improvements are amortized over the contractually committed lease term, which does not include the renewal periods. The Company’s leases do not include residual value guarantees.
At December 31, 2006, the scheduled future minimum lease payments under operating leases that have initial or remaining non-cancelable lease terms in excess of one year are as follows (in millions):

	Operating Leases
	Aircraft	Non-Aircraft
Year ending December 31, 2007	$35.4	$5.4
2008	36.8	5.9
2009	30.5	5.3
2010	20.3	4.8
2011	17.0	4.3
Later years	32.6	14.8

Total minimum lease payments	$172.6	$40.5

Total rent expense was $38.1 million, $35.4 million and $20.0 million for the years ended December 31, 2006, 2005 and 2004, respectively.
7. Financial Instruments and Risk Management
Fuel Price Risk Management
The Company periodically enters into crude oil call options, jet fuel zero cost collars, and jet fuel swap contracts to provide for short to mid-term hedge protection (generally three to eighteen months) against sudden and significant increases in jet fuel prices, while simultaneously ensuring that the Company is not competitively disadvantaged in the event of a substantial decrease in the price of jet fuel. The Company does not hold or issue derivative financial instruments for trading purposes. During 2006, the Company began accounting for these derivatives as cash flow hedges for financial reporting purposes.

COPA HOLDINGS, S.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
They are recorded at fair value as a component of prepayments and other current assets or other current liabilities in the accompanying Consolidated Balance Sheets with the offset to “Accumulated other comprehensive loss”, net of hedge ineffectiveness. Hedge ineffectiveness included in “Other non-operating income (expense)” in the accompanying Consolidated Statement of Income was $(0.7) million in 2006. Our loss related to fuel hedging instruments included in aircraft fuel in our Consolidated Statement of Income was $(3.1) million in 2006.
The fair value of hedge contracts amounted to $(6.1) million at December 31, 2006, and was recorded in “Other current liabilities” in the Consolidated Balance Sheet. The Company’s purchases of jet fuel are made substantially from one supplier.
Prior to accounting for these derivatives as cash flow hedges, all changes in the fair value of such derivative contracts, which amounted to $(1.8) million, $0.2 million and $(0.9) million in years 2006, 2005 and 2004, respectively, were recorded as a component of “Other, net” within Non-operating income (expense).
As of December 31, 2006, the Company held derivative instruments on 20% of its projected 2007 fuel consumption, as compared with derivatives held on 19% of actual fuel consumed in 2006.
Outstanding financial derivatives instruments expose the Company to credit loss in the event of nonperformance by the counterparties to the agreements. However, the Company does not expect any failure of the counterparties to meet their obligations, as the Company’s policy to manage credit risk is to engage in business with counterparties who are financially stable and well-versed in the matters of energy risk management. The amount of such credit exposure is generally the unrealized gain, if any, in such contracts.
Foreign Currency Exchange Risk Management.
In 2006, the Company began to use forward contracts to hedge against the risk associated with its forecasted peso-denominated cash flows. This derivative does not qualify as hedges for financial reporting purposes in accordance with SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities”. Accordingly, changes in the fair value of such derivative contracts, which amounted to $(2.0) million were recorded as a component of “Other, net” within Non-operating income (expense). The fair value of forward contracts amounted to $(2.1) million at December 31, 2006, and was recorded in “Accrued Expense Payable” in the Consolidated Balance Sheets.
Debt
The fair value of the Company’s debt with a carrying value of $621.3 million and $470.9 million as of December 31, 2006 and 2005, respectively, was approximately $613.0 million and $469.0 million. These estimates were based on the discounted amount of future cash flows using the Company’s current incremental rate of borrowing for a similar liability.

COPA HOLDINGS, S.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Other Financial Instruments
The carrying amounts of cash, cash equivalents, restricted cash, accounts receivable and accounts payable approximate fair value due to their short-term nature.
8. Cash and Stock Based Compensation Plans
The company has established equity compensation plans under which it administers restricted stock, stock options and certain other equity-based awards to attract, retain and motivate executive officers, certain key employees and non-employee directors to compensate them for their contributions to the growth and profits of the company.
Adoption of SFAS 123R
We adopted Statement of Financial Accounting Standards (“SFAS”) No. 123R, “Share-Based Payment” (“SFAS 123R”) effective January 1, 2006. This pronouncement requires companies to measure the cost of employee services received in exchange for an award of equity instruments (typically stock options) based on the grant-date fair value of the award or at fair value of the award at each reporting date, depending on the type of award granted. The fair value is estimated using option-pricing models. The resulting cost is recognized over the period during which an employee is required to provide service in exchange for the award, which is usually the vesting period. For those awards issued subsequent to the adoption of SFAS 123R that allow for acceleration of vesting upon retirement, total compensation cost is recognized over the period ending on the first eligible retirement date.
Prior to the adoption of SFAS 123R, this accounting treatment was optional with pro forma disclosures required. Prior to 2006, the Company did not have stock-based compensation, therefore a special transition method was not required for the accounting of prior years compensation cost.
Non-vested Stock
The Compensation Committee of our board of directors approved a one time non-vested stock bonus for certain executive officers and eliminated the existing Long Term Retention Plan. Non-vested stock delivered under this award program may be sourced from treasury stock, or authorized un-issued shares.
In March 2006, in accordance with this program, the Compensation Committee of our Board of Directors granted 935,650 non-vested stock awards.
Senior management were granted 847,625 non-vested stock awards which vest over five (5) years in yearly installments equal to 15% of the awarded stock on each of the first three anniversaries of the grant date, 25% on the fourth anniversary and 30% on the fifth anniversary. Managers, officers and key employees, not on our senior management team, were granted 88,025 non-vested stock awards which vest on the second anniversary of the grant date.
The related compensation cost charged against income for this plan was $3.3 million in 2006.

COPA HOLDINGS, S.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
The Compensation Committee plans to make additional equity based awards under the plan from time to time, including additional non-vested stock and stock option awards. We anticipate that future employee non-vested stock and stock option awards granted pursuant to the plan will generally vest over a three year period and the stock options will carry a ten year term.
Non-vested stock awards were measured at their fair value, which is the same amount for which a similarly restricted share would be issued to third party, on the grant date. For the 2006 grants the fair value of these non-vested stock awards was $21.10.
A summary of non-vested stock award activity under the plan as of December 31, 2006 and changes during the year is as follows:

2006
Shares
Outstanding at beginning of the year	—
Granted	935,650
Exercised	—
Forfeited	18,600

Outstanding at end of the year	917,050

The Company uses the straight-line attribution method to recognize the compensation cost for awards with graded vesting periods. The Company estimates that the remaining compensation cost, not yet recognized for the non-vested stock plan, is $16.0 million with an weighted average remaining contractual life is 2.5 years. Additionally, the Company estimates that the 2007 compensation cost related to this plan will be $4.4 million.

COPA HOLDINGS, S.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
9. Earnings Per Share
The following is a reconciliation of the income and share data used in the basic and diluted earnings per share computations for the dates indicated (in millions, except share and share data):

		December 31,
		2006	2005	2004
Income available to common stockholders for both, basic and diluted EPS	US$	133.8	83.0	68.6

Weighted average common shares outstanding applicable to basic EPS		42,812,500	42,812,500	42,812,500

Basic earnings per share	US$	3.13	1.94	1.60

Weighted average common shares outstanding applicable to diluted EPS		42,812,500	42,812,500	42,812,500
Effect of dilutive shares:
Non-vested Stock Plan		422,053	0	0

Adjusted weighted average common shares outstanding applicable to diluted EPS		43,234,553	42,812,500	42,812,500

Diluted earnings per share	US$	3.10	1.94	1.60

10. Accumulated Other Comprehensive Loss
As of December 31, 2006 and 2005 the components of accumulated other comprehensive loss is as follows (in millions):

		Foreign		Derivatives
		Currency		Financial
		Translation	Pensions	Instruments	Total
Balance as of December 31, 2004	US$	—	—	—	—
Foreign Currency Translation		(1.2)	—	—	(1.2)

Balance as of December 31, 2005		(1.2)	—	—	(1.2)
Foreign Currency Translation		1.8	—	—	1.8
Unrealized gain (loss) on derivatives instruments		—	—	(4.0)	(4.0)
Impact of adoption of SFAS 158, net of tax of $0.1		—	(0.9)	—	(0.9)

Balance as of December 31, 2006	US$	0.6	(0.9)	(4.0)	(4.3)

COPA HOLDINGS, S.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
On December 31, 2006 the Company adopted SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88 and 106 and 132(R)” (SFAS 158). Under SFAS 158, unrecognized actuarial (gains) losses related to the defined benefit pension are recorded in accumulated other comprehensive loss. The actuarial (gains) losses recorded in accumulated other comprehensive loss were $0.9 million net of applicable income taxes at December 31, 2006.
11. Issued Capital and Corporate Reorganization
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

COPA HOLDINGS, S.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
The Class C shares will have no economic value and will not be transferable, but will possess such voting rights as the Independent Directors Committee shall deem necessary to ensure the effective control of the Company by Panamanians. The Class C shares will be redeemable by the Company at such time as the Independent Directors Committee determines that a triggering event, shall no longer be in effect. The Class C shares will not be entitled to any dividends or any other economic rights.
12. Income Taxes
The Company pays taxes in the Republic of Panama and in other countries in which it operates, based on regulations in effect in each respective country. The Company’s revenues come principally from foreign operations and according to the Panamanian Fiscal Code these foreign operations are not subject to income tax in Panama.
The Company has elected to calculate its Panamanian income tax with the alternative gross tax election. Under this method, based on Article 121 of the Panamanian Fiscal Code, income for international transportation companies is calculated based on a territoriality method that determines gross revenues earned in Panama by applying the percentage of miles flown within the Panamanian territory against total revenues. Under this method, loss carry forwards cannot be applied to offset tax liability. Dividends from the Company’s Panamanian subsidiaries, including Copa Airlines, are separately subject to a ten percent tax if such dividends can be shown to be derived from income from sources in Panama.
The Company is also subject to local tax regulations in each of the jurisdictions where it operates, the great majority of which are related to the taxation of income. In some of the countries to which the Company flies, the Company does not pay any income taxes because it does not generate taxable income under the laws of those countries or because of treaties or other arrangements those countries have with Panama. In the remaining countries, the Company pays income tax at a rate ranging from 25% to 35% of income. Different countries calculate income in different ways, but they are typically derived from sales in the applicable country multiplied by the Company’s net margin or by a presumed net margin set by the relevant tax legislation. The determination of the Company’s taxable income in several countries is based on a combination of revenues sourced to each particular country and the allocation of expenses of the Company’s operations to that particular country. The methodology for multinational transportation company sourcing of revenue and expense is not always specifically prescribed in the relevant tax regulations, and therefore is subject to interpretation by both the Company and the respective taxing authorities. Additionally, in some countries, the applicability of certain regulations governing non-income taxes and the determination of the filing status of the Company are also subject to interpretation. The Company cannot estimate the amount, if any, of the potential tax liabilities that might result if the allocations, interpretations and filing positions used by the Company in its income tax returns were challenged by the taxing authorities of one or more countries.

COPA HOLDINGS, S.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Under a reciprocal exemption confirmed by a bilateral agreement between Panama and the United States the Company is exempt from the U.S. source transportation income tax derived from the international operation of aircraft.
The provision for income taxes recorded in the Consolidated Statements of Income was as follows:

	2006	2005	2004

Panama
Current	$1.1	$0.8	$0.7
Deferred	—	—	—

Foreign
Current	11.5	7.9	5.5
Deferred	(0.3)	0.9	(0.5)

Total	12.3	$9.6	$5.7

The Company paid taxes of $11.3 million, $7.4 million and $4.3 million in years 2006, 2005 and 2004, respectively.
Pre-tax income, based on the Copa Airlines’ internal route profitability measures, related to Panamanian operations was $44.9 million, $32.3 million, and $25.5 million in 2006, 2005, and 2004, respectively, and related to foreign operations was $101.2 million, $60.3 million, and $48.8 million in 2006, 2005, and 2004, respectively.
AeroRepública’s benefit from operating loss carryforwards amounted to $0.8 million as of December 31, 2006. The benefit from operating loss carryforwards are available for a period of seven (7) years from when they were generated in 2005.
Income tax returns for all companies incorporated in the Republic of Panama are subject to review by tax authorities up to the last three (3) years, including the year ended December 31, 2006 according to current tax regulations. For other countries where the Company operates, it is subject to review by their respective tax authorities for periods ranging from the last two (2) to six (6) years.
The amount of income tax expense incurred in Panama varies from the statutory rate because of the Panamanian gross tax election. Income taxes outside of Panama are generally determined on the basis of net income or revenue, and all of the countries have rates that vary from the Panamanian statutory rate.

COPA HOLDINGS, S.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
The reconciliations of income tax computed at the Panamanian statutory tax rate to income tax expense for the years ended December 31 are as follows (in millions):

	Amount			Percentage
	2006	2005	2004	2006	2005	2004
Provision for income taxes at Panamanian statutory rates	$43.8	$27.8	$22.3	30.0%	30.0%	30.0%
Panamanian gross tax election	(12.4)	(8.9)	(6.9)	(8.5%)	(9.6%)	(9.3%)
Difference in Panamanian statutory rates and non-Panamanian statutory rates	(19.1)	(9.3)	(9.7)	(13.1%)	(10.0%)	(13.0%)

Provision for income taxes	$12.3	$9.6	$5.7	8.4%	10.4%	7.7%

Deferred income taxes are provided under the liability method and reflect the net tax effects of temporary differences between the tax basis of assets and liabilities and their reported amounts in the consolidated financial statements.
Significant components of the Company’s deferred tax liabilities and assets are as follows (in millions):

	2006	2005
Deferred tax liabilities:
Intangible Assets	$(10.5)	$(11.6)
Maintenance reserves	(1.7)	$(1.5)
Pension obligation	—	(0.1)
Others	0.0	(1.0)

	(12.2)	(14.2)

Deferred tax assets:
Property and Equipment	6.8	7.0
Post-employment benefit obligation	0.1	0.1
Allowance for doubtful accounts	1.5	0.8
Expendable parts and supplies	0.6	1.1
Prepaid expenses	0.4	0.5
Others	2.1	3.5

	11.5	13.0

Net deferred tax liabilities	(0.7)	(1.2)

Less: Current deferred tax assets	3.9	2.8

Non current deferred tax liabilities	$(4.6)	$(4.0)

The Company’s deferred tax assets recognized in the Consolidated Balance Sheets, within other current assets, for AeroRepública segment was $3.8 million for 2006.

COPA HOLDINGS, S.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
13. Employee Benefit Plans
The Company, in accordance with Panamanian labor laws, is required to establish and fund both a severance fund and a termination indemnity plan.
The Company contributes to the Severance Fund based on 1.92% of applicable wages paid annually. Upon cessation of the labor relationship, regardless of cause, the company is required to pay the employee the amount accumulated up to the cessation of the labor relationship. This plan is accounted for as a defined benefit pension plan under SFAS No. 87, “Employers’ Accounting for Pensions” (SFAS 87), whereby pension benefit expense is recognized over the employees’ approximate service periods.
The Company contributes to the Termination Indemnity Plan based on 0.33% of total applicable wages paid annually. Upon cessation of the labor relationship due to termination, the Company is required to pay 6.54% of applicable wages earned over the duration of the employment period of the terminated employee. This plan is accounted for as a post-employment benefit plan under SFAS No. 112, “Employers’ Accounting for Post-employment Benefits” (SFAS 112), whereby post-employment benefit expense is recognized over the employees’ approximate service periods.
In Panama, all employees are covered by one or more of these plans. In Colombia, all employees hired before April 1, 1994 are covered by a defined benefit pension plan. The benefits under these plans are based on years of service and an employee’s accumulated compensation. Pension obligations are measured as of December 31 of each year.
The Company adopted SFAS 158 for its fiscal year ending December 31, 2006. Under SFAS 158, the funded status of the defined benefit pension plan is required to be reported on balance sheet. This standard does not change the amounts recognized regarding the Post-employment Benefit Plan.
The impact of adopting SFAS 158 on individual line items of the Consolidated Balance Sheet at December 31, 2006 is as follows (in millions):

	Before	Adjustment	After
	Adopting	to Adopt	Adopting
	SFAS 158	SFAS 158	SFAS 158

Non-current benefit asset	$1.6	$(1.0)	$0.6
Deferred tax liability	4.7	(0.1)	4.6
Accumulated other comprehensive loss	(3.4)	(0.9)	(4.3)

COPA HOLDINGS, S.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Panama Pension and Post Employment Plans
Pension Plan
The following table sets forth the defined benefit pension plan’s change in projected benefit obligation (in millions) at December 31:

	2006	2005

Accumulated benefit obligation	$2.8	$2.6

Projected benefit obligation at beginning of year	$2.9	$2.5
Service cost	0.3	0.3
Interest cost	0.2	0.1
Actuarial losses	0.4	0.2
Benefits paid	(0.4)	(0.2)

Projected benefit obligation at end of year	$3.4	$2.9

The following table sets forth the defined benefit pension plan’s change in the fair value of plan assets (in millions) at December 31:

	2006	2005

Fair value of plan assets at beginning of year	$3.4	$2.9
Actual return on plan assets	0.2	0.0
Employer contributions	0.8	0.7
Benefits paid	(0.4)	(0.2)

Fair value of plan assets at end of year	$4.0	$3.4

The following table sets forth the amounts (in millions) recognized in the consolidated balance sheet and the funded status of the plan at December 31:

	2006	2005
Noncurrent benefit asset	$0.6	$1.3

Net overfunded amount recognized in balance sheet	0.6	1.3
Unrecognized net actuarial gain (loss)	—	(0.8)

Funded status of the plans — net overfunded	$0.6	$0.5

COPA HOLDINGS, S.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
At December 31, 2006 the amount of net actuarial loss, net of tax, recorded in accumulated other comprehensive loss that have not yet been recognized as components of net periodic benefit expense is $0.9 millions.
The amount of unrecognized net actuarial loss recorded in accumulated other comprehensive loss expected to be recognized as components of net periodic benefit expense during 2007 is $0.1 million.
The following actuarial assumptions were used to determine the actuarial present value of projected benefit obligation at December 31:

	2006	2005

Weighted average assumed discount rate	5.54%	5.50%
Weighted average rate of compensation increase	3.25%	3.25%
Net periodic benefit expense for the years ended December 31 included the following components (in millions):

	2006	2005	2004

Service cost	$0.3	$0.3	$0.3
Interest cost	0.2	0.1	0.1
Expected return on plan assets	(0.1)	(0.1)	(0.1)

Net periodic benefit expense	$0.4	$0.3	$0.3

The following actuarial assumptions were used to determine the net periodic benefit expense for the year ended December 31:

	2006	2005	2004

Weighted average assumed discount rate	5.50%	5.75%	6.25%
Expected long-term rate of return on plan assets	4.50%	4.00%	4.00%
Weighted average rate of compensation increase	3.25%	3.50%	4.00%
The Company’s discount rate is determined based upon the review of high quality corporate bond rates, the change in these rates during the year, and year-end rate levels.

COPA HOLDINGS, S.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
The Company holds its Seniority Premium funds with Profuturo, a Panamanian pension fund management company backed by various banks and insurance companies. The Seniority Premium is invested in Proahorro, a conservative fund which invests in instruments such as savings accounts (0.76%) and time deposits (99.24%), with return on funds amounting to 5.35% in 2006. The expected return on plan assets is based upon an evaluation of the Company’s historical trends and experience taking into account current and expected market conditions.
Estimated future contribution and benefit payments, which reflect expected future service, for the years ended December 31, are as follows (in millions):

Future contribution payments:
2007	$0.8

Future benefit payments:
2007	$0.6
2008	$0.6
2009	$0.6
2010	$0.6
2011	$0.6
Remaining five years	$2.5
Post-employment Benefit Plan
For the years ended December 31, 2006, 2005, and 2004, total expense for the post-employment benefits was $0.5 million, $0.4 million, and $0.4 million, respectively.
Colombia Pension Plan
Pension Plan
Colombian labor laws require employers establish a pension plan for their employees. AeroRepública, based on these labor laws, had established two (2) defined benefit pension plans. All employees hired before April 1, 1994 are covered by one of these defined benefit pension plans, the future pension plan or the pension bond plan. Additionally, AeroRepública has a pension which is paid to widows. There are 9 members covered under these programs.
The Company’s unfunded benefit obligation recognized, within other long term liabilities, for these plans is $0.4 million at December 31, 2006.
14. Fleet Impairment Charges
The Company re-evaluated the value of its Boeing 737-200 aircraft, rotable and expendable parts in accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” in 2003.
In 2004, the Company entered into a sales agreement for its remaining Boeing 737-200 aircraft. Gains on the sale of the aircraft of $1.1 million in each of 2004 and 2005 are included within Other, net. In 2005, the Company sold parts related to its Boeing 737-200, resulting in a gain of $0.3 million which is also included within Other, net.

COPA HOLDINGS, S.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
15. Related Party Transactions
The following is a summary of significant related party transactions that occurred during 2006, 2005 and 2004. Except as otherwise discussed, the payments to and from related parties in the ordinary course of business were based on prevailing market rates.
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
As a result of these activities, the Company paid Continental $25.1 million, $16.9 million, and $14.1 million in 2006, 2005 and 2004, respectively, and Continental paid COPA $17.8 million, $16.1 million, and $12.3 million in 2006, 2005 and 2004, respectively. The Company owed Continental $0.9 million and $2.3 million at December 31, 2006 and 2005, respectively. Continental owed the Company $1.5 million in 2006. The services provided are considered normal to the daily operations of both airlines.
Banco Continental de Panamá, S.A. (“Banco Continental”). The Company has a strong commercial banking relationship with Banco Continental de Panama, S. A., which is controlled by the Company’s controlling shareholders. In January 3, 2007 Grupo Financiero Continental, S. A., the parent company of Banco Continental agreed to merge the operations of Banco Continental with Banco General to form Panama’s largest privately owned bank. Following the execution of the merger the shareholders of Grupo Financiero Continental S. A. will own approximately 39% of the combined entity.
The Company obtains financing from Banco Continental under short to medium-term financing arrangements for part of the commercial loan tranche of one of the Company’s Export-Import Bank facilities. The Company also maintains general lines of credit and time deposit accounts with Banco Continental.
Interest payments to Banco Continental totaled $1.4 million, $1.6 million and $1.1 million in 2006, 2005 and 2004, respectively, and the Company received $1.5 million, $1.0 million, and $1.1 million in 2006, 2005 and 2004, respectively. The debt balance outstanding at December 31 amounted to $8.5 million and $25.7 million in 2006 and 2005, respectively. These amounts are included in “Current maturities of long-term debt” and “Long-term debt” in the Consolidated Balance Sheets.
ASSA Compañía de Seguros, S.A. (“ASSA”). Panamanian law requires the Company to maintain its insurance policies through a local insurance company. The Company has contracted ASSA, an insurance company controlled by the Company’s controlling shareholders, to provide substantially all of its insurance. ASSA has, in turn, reinsured almost all of the risks under those policies with insurance companies in Europe. The net payment to ASSA, after taking into account the reinsurance of these risks totaled $0.03 million in each of 2006, 2005 and 2004.

COPA HOLDINGS, S.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Petróleos Delta, S.A. (“Delta Petroleum”). During 2005, the Company entered into a contract with Petróleos Delta, S.A. to supply its jet fuel needs. The price agreed to under this contract is based on the two week average of the U.S. Gulf Coast Waterborne Mean index plus local taxes, certain third-party handling charges and a handling charge to Delta. The contract has a one year term that automatically renews for one year period unless terminated by one of the parties. While the Company’s controlling shareholders do not hold a controlling equity interest in Petróleos Delta, S.A., one of the Company’s executive officers, Jorge Garcia, previously served as a Project Director at Petróleos Delta, S.A. Payments to Petróleos Delta totaled $77.9 million in 2006 and $26.5 million from August to December of 2005.
Desarrollo Inmobiliario del Este, S.A. (“Desarrollo Inmobiliario”). During January 2006, the Company moved into its new headquarters, a recently constructed building located six miles away from Tocumen International Airport. The Company leases five floors consisting of approximately 104,000 square feet of the building from Desarollo Inmobiliario, an entity controlled by the same group of investors that controls CIASA, under a ten-year lease at a rate of $0.1 million per month. Payments to Desarrollo Inmobiliario del Este, S.A. totaled $1.8 million and 0.6 million in 2006 and 2005, respectively.
Galindo, Arias & Lopez. Most of the Company’s legal work, including passing on the validity of the shares offered, is carried out by the law firm Galindo, Arias & Lopez. Certain partners of Galindo, Arias & Lopez are indirect shareholders of CIASA and serve on the Company’s Board of Directors. Payments to Galindo, Arias & Lopez totaled $0.3 million, $0.3 million and $0.1 million in 2006, 2005 and 2004, respectively.
Other Transactions. The Company purchases most of the alcohol and other beverages served on its aircraft from Motta Internacional, S.A. and Global Brands, S.A., both of which are controlled by the Company’s controlling shareholders. The Company does not have any formal contracts for these purchases, but pays wholesale prices based on price lists periodically submitted by those importers. The Company paid $0.5million, $0.4 million and $0.4 million in 2006, 2005 and 2004, respectively.
The Company’s telecommunications and other data services have been provided by Ziad Holdings, former Telecarrier, Inc., since February 2003. Some of the controlling shareholders of CIASA have a controlling interest in Ziad Holdings. Payments to Ziad Holdings totaled $0.5 million, $0.4 million and $0.4 million in 2006, 2005 and 2004, respectively.
The Company receives services from Call Center Corporation, a call center that operates Copa’s reservations and sales services and handles calls from Panama as well as most other countries Copa flies to. One of the Company directors, Joseph Fidanque III, is one of the owners of this call center. Payments to Call Center Corporation totaled $2.4 million in 2006.
The advertising agency that the Company uses in Panama, Rogelio Diaz Publicidad (RDP), is owned by the brother-in-law of the Company’s chief executive officer. Gross invoices for all services performed through RDP totaled $1.5 million, $1.5 million and $1.8 million in 2006, 2005 and 2004, respectively.

COPA HOLDINGS, S.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
16. Commitments and Contingencies
The Company has a purchase contract with Boeing for 15 Boeing 737-Next Generation aircraft, under which the Company has six (6) firm orders and nine (9) purchase rights. Additionally, the Company has a purchase contract with Embraer for 35 Embraer 190 aircraft, under which the Company has thirteen (13) firm orders and twenty two (22) purchase options.
The firm orders have an approximate value of $845.5 million based on aircraft list prices, including estimated amounts for contractual price escalation and pre-delivery deposits. The Company is scheduled to take delivery of the aircraft underlying the 19 firm orders between 2007 and 2009.
Covenants
As a result of the various aircraft financing contracts entered into by the Company, the Company is required to comply with certain financial covenants. These covenants, among other things, require the Company to maintain an EBITDAR to fixed charge ratio of at least 2.5 times, the ratio of long-term obligations to tangible net worth not to exceed 5 to 1, a minimum tangible net worth of $160 million, an EBITDAR to finance charge expense ration of at least 2.0 times, a net borrowings to Company’s capitalization ratio of less than 85%, a total liability plus operating leases minus operating cash to tangible net worth ratio of less than 5.5, a long-term obligations to EBITDAR ratio of less than 6.0, a minimum unrestricted cash balance of $50 million and a minimum of $75 million in available cash, cash equivalents and short-term investments.
As of December 31, 2006, the Company was in compliance with all required covenants.
Labor Unions
Approximately 50% of the Company’s 4,770 employees are unionized. There are currently seven (7) union organizations; five (5) covering employees in Panama and two (2) covering employees in Colombia.
The five (5) unions covering employees in Panama include: the pilots’ union (SIPAC); the flight attendants’ union (SIPANAB); the mechanics’ union (SINTECMAP); the traffic attendants’ union (UTRACOPA); and a generalized union (SIELAS), which represents ground personnel, messengers, drivers, counter agents and other non-executive administrative staff. After negotiations, Copa Airlines entered into a new collective bargaining agreement with SIELAS on October 26, 2005, and with SITECMAP and SIPANAB on April 1, 2006. Copa Airlines will enter into negotiation with the pilots in the third quarter of 2008. Typically, collective bargaining agreements in Panama extend for four years. Copa Airlines has traditionally experienced good relations with its unions.
The two (2) unions covering employees in Colombia include: the pilots’ union (ACDAC) and the traffic attendant’s union (ACAV). AeroRepública entered into a new collective bargaining agreement with ACAV on April 1,2005 and will be effect until March 2008. AeroRepública’s next negotiation with the pilots union will begin around June 2007. Typically, collective bargaining agreements in Colombia extend from two to four years. AeroRepública has traditionally experienced good relations with its unions.

COPA HOLDINGS, S.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Lines of Credit for Working Capital and Letters of Credit
The Company maintained available facilities for working capital with several banks with year-end available balances of $34.5 million and $38.5 million at December 31, 2006 and 2005, respectively.
The Company maintained available facilities for letters of credit with several banks with outstanding balances of $27.3 million and $13.7 million at December 31, 2006 and 2005, respectively. These letters of credit are pledged for aircraft rentals, maintenance and guarantees for airport facilities. Of this total, $15.2 million are letters of credit opened on behalf of AeroRepública for the same purposes listed above.
These lines of credit have been put in place to bridge liquidity gaps and for other potential contingencies. Due to the Company’s current cash position, the lines of credit do not have outstanding balances.
Termination of General Sales Agent
The Company historically outsourced sales functions in some outstations through agreements with general sales agents (GSA). Over the past few years, the Company has been discontinuing existing agreements in order to reduce distribution costs and take direct control over these functions. As a result of this process, the Company terminated general sales agent agreements in 2004. In accordance with SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities”, the Company recorded, within other operating expenses, provisions amounting to $1.3 million at December 31, 2004, when the general sales agreements were terminated.
Payments relating to the termination of the general sales agent agreements amounted to $1.3 million, and $2.9 million in 2005 and 2004, respectively.
The Company has no remaining GSA agreements with significant termination contingencies.
17. Subsequent Events
Debt
In February 2007, the Company entered into a loan agreement for $36.3 million to finance a portion of advanced delivery payments on two Boeing 737-800 aircraft with delivery months of May and November 2008. The Company has granted, for the benefit of the borrowers, a first priority security interest in the rights, title and interest over these aircrafts.
In addition, in March, 2007, the Company entered into a loan agreement for $4.7 million to finance the purchase of an engine.

COPA HOLDINGS, S.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Stock Grants
During first quarter 2007 the Compensation Committee of our Board of Directors approved two (2) new plans to certain named executive officers. These new plans granted 15,969 shares of non-vested stock awards and 38,003 options, which will vested over three (3) years. The Company estimates the 2007 compensation cost for these plans is $0.6 million.
Commitment
In April 2007, the Company entered into agreements to purchase four (4) Boeing 737-Next Generation aircraft with the option to purchase an additional three (3) Boeing 737-Next Generation aircraft. The approximate total value of these firms and option aircraft is $585.1 million based on aircraft list prices, including estimated amounts for contractual price escalation and pre-delivery deposits. The Company is scheduled to take delivery of the four (4) aircraft underlying the firm orders between 2011 and 2012 and the option aircraft (if exercised) in 2013.
Dividend distribution
On May 9, 2007, the Company’s Board of Directors approved a dividend distribution of approximately $13.6 million, which represents 10.10% of the 2006 net income. This dividend was paid on June 15, 2007.
18. Segment Reporting
Prior to the acquisition of AeroRepública on April 22, 2005, the Company had one reportable segment. Upon the acquisition of AeroRepública, the Company determined it has two reportable segments, the Copa segment and the AeroRepública segment, primarily because: (1) management evaluates the financial and operational results of the Copa segment and AeroRepública segment separately for internal reporting and management performance evaluation purposes; and (2) management intends to allow AeroRepública’s existing management to continue operating the airline as a point-to-point Colombian carrier, without significant integration into the Copa network. The accounting policies of the segments are the same as those described in Note 1, “Summary of Significant Accounting Policies”. General corporate and other assets are allocated to the Copa segment.

COPA HOLDINGS, S.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Operating information for the Copa segment and the AeroRepública segment for the period ended December 31, 2006 and 2005 is as follow (in millions):

	2006	2005

Operating Revenues:
Copa Segment	$676.2	$505.7
AeroRepública segment	175.9	103.0
Eliminations	(0.9)	(0.1)

Consolidated	$851.2	$608.6

Depreciation:
Copa Segment	$23.7	$19.3
AeroRepública segment	1.2	0.6

Consolidated	$24.9	$19.9

Aircraft Rentals:
Copa Segment	$23.9	$22.1
AeroRepública segment	14.6	5.5
Eliminations	(0.3)	0.0

Consolidated	$38.2	$27.6

Operating income:
Copa Segment	$166.6	$103.0
AeroRepública segment	(0.5)	6.1

Consolidated	$166.1	$109.1

Interest expense:
Copa Segment	$(25.2)	$(18.3)
AeroRepública segment	(2.2)	(2.2)

Consolidated	$(27.4)	$(20.5)

Interest income:
Copa Segment	$6.9	$3.4
AeroRepública segment	0.4	0.2

Consolidated	$7.3	$3.6

Income (loss) before income taxes:
Copa Segment	$155.5	$89.8
AeroRepública segment	(9.4)	2.8

Consolidated	$146.1	$92.6

Total Assets at End of Period:
Copa Segment	$1,168.1	$851.1
AeroRepública segment	132.9	98.1
Eliminations	(46.0)	(32.3)

Consolidated	$1,255.0	$916.9

COPA HOLDINGS, S.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Information concerning operating revenue by principal geographic area for the period ended December 31 is as follow (in millions):

	2006	2005	2004
North America	$131.2	$86.9	$66.3
Central America and Caribbean	157.0	125.3	104.2
South America	450.3	303.2	148.8
Panama	112.7	93.2	80.5

Total operating revenue	$851.2	$608.6	$399.8

We attribute revenue among the geographical areas based upon point of sales. Our tangible assets and capital expenditures consist primarily of flight and related ground support equipment, which is mobile across geographic markets and, therefore, has not been allocated.

EXHIBIT INDEX

Exhibit No.	Description

10.44†	Supplemental Agreement No. 11 dated as of August 30, 2006 to the Boeing Purchase Agreement Number 2191 dated November 25, 1998 between the Boeing Company and Copa Holdings, S.A.

10.45†	Supplemental Agreement No. 12 dated as of February 26, 2007 to the Boeing Purchase Agreement Number 2191 dated November 25, 1998 between the Boeing Company and Copa Holdings, S.A.

10.46†	Supplemental Agreement No. 13 dated as of April 23, 2007 to the Boeing Purchase Agreement Number 2191 dated November 25, 1998 between the Boeing Company and Copa Holdings, S.A.

12.1	Certification of the Chief Executive Officer, pursuant to Rules 13a-14 and 15d-14 under the Securities Exchange Act of 1934.

12.2	Certification of the Chief Financial Officer, pursuant to Rules 13a-14 and 15d-14 under the Securities Exchange Act of 1934.

13.1	Certification of Chief Executive Officer, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2	Certification of the Chief Financial Officer, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

†	The Registrant was granted confidential treatment for portions of this exhibit.