Form 20-F
period 2007-12-31
Copa Holdings, S.A.
filed 2008-05-09
CIK 1345105

As filed with the Securities and Exchange Commission on May 9, 2008

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2007
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Commission file number: 001-32696

COPA HOLDINGS, S.A.
(Exact name of Registrant as specified in its charter)
Not Applicable
(Translation of Registrant’s name into English)

Republic of Panama
(Jurisdiction of incorporation or organization)
Avenida Principal y Avenida de la Rotonda, Costa del Este
Complejo Business Park, Torre Norte
Parque Lefevre, Panama City
Panama
(+507 304 2677)
Contact person: Joseph Putaturo
e-mail: Jputaturo@copaair.com
(Address of registrant’s principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act

Title of each class:	Name of each exchange on which registered

Class A Common Stock, without par value	New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act:
None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: At December 31, 2007, there were outstanding 42,937,844 shares of common stock, without par value, of which 30,159,719 were Class A shares and 12,778,125 were Class B shares.
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

Large Accelerated Filer ☑	Accelerated Filer ☐	Non-accelerated Filer ☐
Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing.

US GAAP ☑	IRFS ☐	Other ☐
If “other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.
☐ Item 17 ☐ Item 18
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

ii

Presentation of Financial and Statistical Data
Included elsewhere in this annual report are our audited consolidated balance sheets as of December 31, 2006 and 2007 and the audited consolidated statements of income, changes in shareholders’ equity and cash flows for the years ended December 31, 2005, 2006 and 2007. The consolidated financial information as of December 31, 2003, 2004 and 2005, and for the years ended December 31, 2003 and 2004 has been derived from our audited consolidated financial statements that were prepared in accordance with accounting principles generally accepted in the United States, or U.S. GAAP and which have not been included in this annual report. Our audited consolidated financial statements have been prepared in accordance with U.S. GAAP and are stated in U.S. dollars. We began consolidating the results of our AeroRepública operating subsidiary as of its acquisition date on April 22, 2005. Unless otherwise indicated, all references in the annual report to “$” or “dollars” refer to U.S. dollars, and all references to “Pesos” or “Ps.” refer to Colombian pesos, the local currency of Colombia.
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

iii

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
The summary consolidated financial information as of December 31, 2006 and 2007 and for the years ended December 31, 2005, 2006 and 2007 has been derived from our audited consolidated financial statements included elsewhere in this annual report. The consolidated financial information as of December 31, 2003, 2004 and 2005, and for the years ended December 31, 2003 and 2004 has been derived from our audited consolidated financial statements that were prepared under U.S. GAAP and which have not been included in this annual report.
We have acquired 99.9% of the stock of AeroRepública, a Colombian air carrier, and began consolidating its results on April 22, 2005. As a result of this acquisition, our financial information prior to and after the acquisition is not comparable.

	Year Ended December 31,
	2003	2004	2005(22)	2006	2007
	(in thousands of dollars, except share and per share data, capital stock and operating data)
INCOME STATEMENT DATA
Operating revenue:
Passenger revenue	$311,683	$364,611	$563,520	$798,901	$967,066
Cargo, mail and other	30,106	35,226	45,094	52,259	60,198

Total operating revenues	341,789	399,837	608,614	851,160	1,027,264
Operating expenses:
Aircraft fuel	48,512	62,549	149,303	217,730	265,387
Salaries and benefits	45,254	51,701	69,730	91,382	116,691
Passenger servicing	36,879	39,222	50,622	64,380	82,948
Commissions	27,681	29,073	45,087	57,808	65,930
Reservations and sales	18,011	22,118	29,213	38,212	48,229
Maintenance, materials and repairs	20,354	19,742	32,505	50,057	51,249
Depreciation	14,040	19,279	19,857	24,874	35,328
Flight operations	15,976	17,904	24,943	33,740	43,958
Aircraft rentals	16,686	14,445	27,631	38,169	38,636
Landing fees and other rentals	10,551	12,155	17,909	23,929	27,017
Other	25,977	29,306	32,622	44,758	55,093
Fleet impairment charge(1)	3,572	—	—	—	—
Special fleet charges(2)	—	—	—	—	7,309
Gain from involuntary conversion(3)	—	—	—	—	(8,019)

Total operating expenses	283,493	317,494	499,422	685,039	829,756

Operating income	58,296	82,343	109,192	166,121	197,508

Non-operating income (expense):
Interest expense	(11,613)	(16,488)	(21,629)	(29,150)	(44,332)
Interest capitalized	2,009	963	1,089	1,712	2,570
Interest income	887	1,423	3,544	7,257	12,193
Other, net(4)	2,554	6,063	395	185	10,987

Total non-operating expenses, net	(6,163)	(8,039)	(16,601)	(19,996)	(18,582)
Income before income taxes	52,133	74,304	92,591	146,125	178,926
Provision for income taxes	(3,644)	(5,732)	(9,592)	(12,286)	(17,106)

Net income	48,489	68,572	82,999	133,839	161,820

	Year Ended December 31,
	2003	2004	2005(22)	2006	2007
	(in thousands of dollars, except share and per share data, and
	operating data)
BALANCE SHEET DATA
Total cash, cash equivalents and short-term investments	$61,432	$110,943	$114,490	$197,380	$308,358
Accounts receivable, net	31,019	27,706	46,533	62,137	74,169
Total current assets	103,523	152,087	184,351	290,651	435,736
Purchase deposits for flight equipment	45,869	7,190	52,753	65,150	64,079
Total property and equipment	480,488	541,211	637,543	862,283	1,166,262
Total assets	591,915	702,050	916,912	1,255,015	1,707,251
Long-term debt	311,991	380,827	402,954	529,802	732,209
Total shareholders’ equity	115,583	174,155	245,867	371,669	531,637
Capital stock	29,223	29,223	29,223	32,563	37,372

CASH FLOW DATA
Net cash provided by operating activities	$73,479	$98,051	$115,368	$193,468	$221,941
Net cash used in investing activities	(151,802)	(85,738)	(159,886)	(258,980)	(334,758)
Net cash provided by financing activities	105,298	29,755	38,929	141,498	228,295

OTHER FINANCIAL DATA
EBITDA(5)	74,890	107,685	129,444	191,180	243,823
Aircraft rentals	16,686	14,445	27,631	38,169	38,636
Operating margin(6)	17.1%	20.6%	17.9%	19.5%	19.2%
Weighted average shares used in computing net income per share (basic)(7)	42,812,500	42,812,500	42,812,500	42,812,500	42,907,967
Weighted average shares used in computing net income per share (diluted)(7)	42,812,500	42,812,500	42,812,500	43,234,553	43,463,759
Net income (loss) per share (basic)(7)	$1.13	$1.60	$1.94	$3.13	$3.77
Net income (loss) per share (diluted)(7)	$1.13	$1.60	$1.94	$3.10	$3.72
Dividends declared per share	$—	$0.23	$0.24	$0.19	$0.31

OPERATING DATA
Revenue passengers carried(8)	2,028	2,333	4,361	5,741	6,015
Revenue passenger miles(9)	2,193	2,548	3,824	5,017	5,861
Available seat miles(10)	3,226	3,639	5,359	6,866	7,918
Load factor(11)	68.0%	70.0%	71.4%	73.1%	74.0%
Break-even load factor(12)	52.8%	52.6%	57.9%	58.0%	58.6%
Total block hours(13)	64,909	70,228	103,628	130,818	157,200
Average daily aircraft utilization(14)	9.0	9.3	9.8	9.8	9.6
Average passenger fare	153.7	156.3	129.2	139.2	160.8
Yield(15)	14.22	14.31	14.74	15.92	16.50
Passenger revenue per ASM(16)	9.66	10.02	10.51	11.64	12.21
Operating revenue per ASM(17)	10.60	10.99	11.36	12.40	12.97
Operating expenses per ASM (CASM)(18)	8.79	8.72	9.32	9.98	10.48
Departures	25,702	27,434	48,934	65,471	71,893
Average daily departures	70.4	75.0	156.6	179.4	197.0
Average number of aircraft	19.8	20.6	31.0	38.6	45.0
Airports served at period end	28	29	36	42	46

SEGMENT FINANCIAL DATA
Copa:
Operating revenue	$341,789	$399,837	$505,655	$676,168	$806,201
Operating expenses	283,493	317,494	402,684	509,540	634,521
Depreciation	14,040	19,279	19,242	23,732	30,710
Aircraft rentals	16,686	14,445	22,096	23,842	27,756
Interest expense	11,613	16,488	19,424	26,907	36,300
Interest capitalized	2,009	963	1,089	1,712	2,570
Interest income	887	1,423	3,376	6,887	11,720
Net income (loss) before tax	52,133	74,304	89,745	155,533	165,571
Total assets	591,915	702,050	851,075	1,168,121	1,546,623
AeroRepública:
Operating revenue	—	—	$103,016	$175,883	$226,042
Operating expenses	—	—	96,839	176,388	200,474
Depreciation	—	—	615	1,142	4,618
Aircraft rentals	—	—	5,535	14,604	14,760
Interest expense	—	—	2,205	2,243	8,032
Interest capitalized	—	—	—	—	—
Interest income	—	—	168	370	473
Net income (loss) before tax	—	—	2,846	(9,408)	13,354
Total assets	—	—	98,091	132,872	256,349

	Year Ended December 31,
	2003	2004	2005(22)	2006	2007
	(in thousands of dollars, except share and per share data, capital stock and operating data)
SEGMENT OPERATING DATA
Copa:
Available seat miles(10)	3,226	3,639	4,409	5,239	6,298
Load factor(11)	68.0%	70.0%	73.4%	77.8%	78.4%
Break-even load factor	52.8%	52.6%	56.8%	56.1%	58.7%
Yield(15)	14.22	14.31	14.41	15.49	15.33
Operating revenue per ASM(17)	10.60	10.99	11.47	12.91	12.80
CASM(18)	8.79	8.72	9.13	9.73	10.08
Average stage length(20)	1,028	1,047	1,123	1,158	1,207
On time performance(19)	91.4%	91.8%	91.7%	91.0%	86.9%

AeroRepública:(23)
Available seat miles(10)	—	—	950	1,627	1,620
Load factor(11)	—	—	62.0%	57.9%	57.2%
Break even load factor	—	—	60.8%	61.9%	54.1%
Yield(15)	—	—	16.53	17.79	22.74
Operating revenue per ASM(17)	—	—	10.84	10.81	13.95
CASM(18)	—	—	10.19	10.84	12.37
Average stage length(20)	—	—	360	370	398
On time performance(21)	—	—	70.4%	80.3%	72.8%

(1)	Represents impairment losses on our Boeing 737-200 aircraft and related assets.

(2)	Represents expenses related to costs associated with terms negotiated for the early termination of three MD-80 aircraft as a result of AeroRepública’s ongoing transition to a more fuel efficient all Embraer-190 fleet.

(3)	Represents gain on involuntary conversion of non-monetary assets to monetary assets related to insurance proceeds in excess of aircraft book value.

(4)	Consists primarily of changes in the fair value of fuel derivative contracts, foreign exchange gains/losses and gains on sale of Boeing 737-200 aircraft. See “Item 5. Operating and Financial Review and Prospects” and the notes to our consolidated financial statements.

(5)	EBITDA represents net income (loss) plus the sum of interest expense, income taxes, depreciation and amortization minus the sum of interest capitalized and interest income. EBITDA is presented as supplemental information because we believe it is a useful indicator of our operating performance and is useful in comparing our operating performance with other companies in the airline industry. However, EBITDA should not be considered in isolation, as a substitute for net income prepared in accordance with U.S. GAAP or as a measure of a company’s profitability. In addition, our calculation of EBITDA may not be comparable to other companies’ similarly titled measures. The following table presents a reconciliation of our net income to EBITDA for the specified periods:

	Year Ended December 31,
	2003	2004	2005	2006	2007
	(in thousands of dollars)
Net income	$48,489	$68,572	$82,999	$133,839	$161,820
Interest expense	11,613	16,488	21,629	29,150	44,332
Income taxes	3,644	5,732	9,592	12,286	17,106
Depreciation	14,040	19,279	19,857	24,874	35,328

Subtotal	77,786	110,071	134,077	200,149	258,586

Interest capitalized	(2,009)	(963)	(1,089)	(1,712)	(2,570)
Interest income	(887)	(1,423)	(3,544)	(7,257)	(12,193)

EBITDA	74,890	107,685	129,444	191,180	243,823

Aircraft rentals represents a significant operating expense of our business. Because we leased several of our aircraft during the periods presented, we believe that when assessing our EBITDA you should also consider the impact of our aircraft rent expense, which was $16.7 million in 2003, $14.4 million in 2004, $27.6 million in 2005, $38.2 million in 2006 and $38.6 million in 2007.

(6)	Operating margin represents operating income divided by operating revenues.

(7)	All share and per share amounts have been retroactively restated to reflect the current capital structure described under “Description of Capital Stock” and in the notes to our consolidated financial statements.

(8)	Total number of paying passengers (including all passengers redeeming OnePass frequent flyer miles and other travel awards) flown on all flight segments, expressed in thousands.

(9)	Number of miles flown by scheduled revenue passengers, expressed in millions.

(10)	Aircraft seating capacity multiplied by the number of miles the seats are flown, expressed in millions.

(11)	Percentage of aircraft seating capacity that is actually utilized. Load factors are calculated by dividing revenue passenger miles by available seat miles.

(12)	Load factor that would have resulted in total revenues being equal to total expenses.

(13)	The number of hours from the time an airplane moves off the departure gate for a revenue flight until it is parked at the gate of the arrival airport.

(14)	Average number of block hours operated per day per aircraft for the total aircraft fleet.

(15)	Average amount (in cents) one passenger pays to fly one mile.

(16)	Passenger revenues (in cents) divided by the number of available seat miles.

(17)	Total operating revenues for passenger aircraft related costs (in cents) divided by the number of available seat miles.

(18)	Total operating expenses for passenger aircraft related costs (in cents) divided by the number of available seat miles.

(19)	Percentage of flights that arrive at the destination gate within fifteen minutes of scheduled arrival.

(20)	The average number of miles flown per flight.

(21)	Percentage of flights that depart within fifteen minutes of the scheduled departure time.

(22)	For AeroRepública operating data, this period covers from April 22, 2005 until December 31, 2005 which corresponds to the period that AeroRepública was consolidated in our financial statements.

(23)	AeroRepública has not historically distinguished between revenue passengers and non-revenue passengers. Although we have implemented systems at AeroRepública to record that information, revenue passenger information and other statistics derived from revenue passenger data for the year ended December 31, 2005, 2006 and 2007 has been derived from estimates that we believe to be materially accurate.
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

The expansion of our business will also require additional skilled personnel, equipment and facilities. The inability to hire and retain skilled pilots and other personnel or secure the required equipment and facilities efficiently and cost-effectively may adversely affect our ability to execute our growth strategy. In recent years, the airline industry has experienced a pilot shortage that has disproportionately affected smaller and regional carriers, such as Copa. Expansion of our markets and flight frequencies may also strain our existing management resources and operational, financial and management information systems to the point where they may no longer be adequate to support our operations, requiring us to make significant expenditures in these areas. In light of these factors, we cannot assure you that we will be able to successfully establish new markets or expand our existing markets, and our failure to do so could harm our business and results of operations, as well as the value of our Class A shares.
If we fail to successfully take delivery of and operate reliably the new Embraer 190 aircraft we have agreed to purchase, our business could be harmed.
In October 2004, Copa announced an order to purchase ten new Embraer 190 aircraft with options for an additional 20 new aircraft. Subsequently, Copa increased its firm orders for the Embraer 190 aircraft by exercising five of these options. Through the end of 2007, Copa had accepted delivery of 11 Embraer 190 aircraft. In March 2006, AeroRepública announced an order to purchase five new Embraer 190 aircraft with options for an additional 10 new aircraft. Since then AeroRepública has accepted delivery of five Embraer 190 aircraft, one of which has since sustained damages and has been permanently removed from operation. Acquisition of an all-new type of aircraft, such as the Embraer 190, involves a variety of risks relating to its ability to be successfully placed into service including:
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
Although to date we have not had any significant problems with this aircraft, we have experienced certain issues generally associated with it, including difficulties with the software that operates the Embraer avionics system. We may experience similar or other problems with the Embraer 190s that will be delivered to us which could result in increased costs or service interruptions. In addition, new aircraft, such as the Embraer 190, are generally less reliable than the more established aircraft within the fleet with which we have more experience. If we fail to successfully take delivery of, and operate reliably the new Embraer 190 aircraft, our business, financial condition and results of operations could be harmed.
We are dependent on our alliance with Continental and cannot assure you that it will continue.
We maintain a broad commercial and marketing alliance with Continental Airlines, Inc., or Continental, that has allowed us to enhance our network and, in some cases, offer our customers services that we could not otherwise offer. If Continental were to experience severe financial difficulties or go bankrupt, our alliance and service agreements may be terminated or we may not realize the anticipated benefits from our relationship with Continental. While Continental recorded net income of $343 and $459 million for 2006 and 2007, respectively, it suffered significant losses following September 11, 2001, and it has indicated that several factors threaten its ability to sustain profitability, including competition from low-cost carriers and carriers emerging from bankruptcy protection, high fuel cost and terrorism or other international hostilities. We cannot assure you that Continental will be able to sustain its profitability, and as a result, we may be materially and adversely affected by a deterioration of Continental’s financial condition.

Since we began the alliance in 1998, we have benefited from Continental’s support in negotiations for aircraft purchases, insurance and fuel purchases, sharing of “best practices” and engineering support in our maintenance operations, and significant other intangible support. This support has assisted us in our growth strategy, while also improving our operational performance and the quality of our service. Our alliance relationship with Continental is the subject of a grant of antitrust immunity from the U.S. Department of Transportation, or DOT. If our relationship with Continental were to deteriorate, or our alliance relationship were no longer to benefit from a grant of antitrust immunity, or our alliance or services agreements were terminated, our business, financial condition and results of operations would likely be materially and adversely affected. The loss of Copa’s codesharing relationship with Continental would likely result in a significant decrease in our revenues. We also rely on Continental’s OnePass frequent flyer program that we participate in globally and on a co-branded basis in Latin America, and our business may be adversely affected if the OnePass program does not remain a competitive marketing program. In addition, our competitors may benefit from alliances with other airlines that are more extensive than our alliance with Continental. We cannot predict the extent to which we will be disadvantaged by competing alliances. See “Item 7. Major Shareholders and Related Party Transactions.” Our relationship with suppliers depends in part on our alliance with Continental. As a result of our follow-on offering in June 2006, Continental’s investment in our company diminished to approximately 10% of our total outstanding capital stock. Although Continental’s reduced participation in our company has not had an adverse effect on our relationships with suppliers, we cannot assure you that the terms of our current or future supply agreements will not be affected by this reduced participation.
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
The structure of substantially all of our current flight operations (other than those of AeroRepública) generally follows what is known in the airline industry as a “hub-and-spoke” model. This model aggregates passengers by operating flights from a number of “spoke” origins to a central hub through which they are transported to their final destinations. In recent years, many traditional hub-and-spoke operators have faced significant and increasing competitive pressure from low-cost, point-to-point carriers on routes with sufficient demand to sustain point-to-point service. A point-to-point structure enables airlines to focus on the most profitable, high-demand routes and to offer greater convenience and, in many instances, lower fares. As demand for air travel in Latin America increases, some of our competitors have initiated non-stop service between destinations that we currently serve through our Panamanian hub. Non-stop service, which bypasses our hub in Panama is more convenient and possibly less expensive, than our connecting service and could significantly decrease demand for our service to those destinations. We believe that competition from point-to-point carriers will be directed towards the largest markets that we serve and such competition is likely to continue at this level or intensify in the future. As a result, the effect of such competition on us could be significant and could have a material adverse effect on our business, financial condition and results of operations.

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

The suspension of our permits to operate to certain airports or destinations, the cancellation of any of our provisional routes or the imposition of other sanctions could also have a material adverse effect. In 2007, for example, our third daily frequency to Mexico City, which was under provisional permit, was not extended by the Mexican civil aviation authority. This development did not have a material adverse effect on our business, but it is indicative of the route changes to which we may be subject. Due to the nature of bilateral agreements, we can fly to many destinations only from Panama. We cannot assure you that a change in a foreign government’s administration of current laws and regulations or the adoption of new laws and regulations will not have a material adverse effect on our business, financial condition and results of operations.
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
The most active government regulator among the countries to which we fly is the U.S. Federal Aviation Administration, or FAA. The FAA from time to time issues directives and other regulations relating to the maintenance and operation of aircraft that require significant expenditures. FAA requirements cover, among other things, security measures, collision avoidance systems, airborne windshear avoidance systems, noise abatement and other environmental issues, and increased inspections and maintenance procedures to be conducted on older aircraft. We expect to continue incurring expenses to comply with the FAA’s regulations, and any increase in the cost of compliance could have an adverse effect on our financial condition and results of operations. Additional new regulations continue to be regularly implemented by the U.S. Transportation Security Administration, or TSA, as well.
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
Our business is heavily dependent on our operations at our hub at Panama City’s Tocumen International Airport. Substantially all of our Copa flights either depart from or arrive at our hub. The hub-and-spoke structure of our operations is particularly dependent on the on-time arrival of tightly coordinated groupings of flights to ensure that passengers can make timely connections to continuing flights. Like other airlines, we are subject to delays caused by factors beyond our control, including air traffic congestion at airports, adverse weather conditions and increased security measures. Delays inconvenience passengers, reduce aircraft utilization and increase costs, all of which in turn negatively affect our profitability. A significant interruption or disruption in service at Tocumen International Airport could have a serious impact on our business, financial condition and operating results. Also, Tocumen International Airport provides international service to the Republic of Panama’s population of approximately 3.3 million, whereas the hub markets of our current competitors tend to be much larger, providing those competitors with a larger base of customers at their hub.

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
The airline business is characterized by high leverage, and we have a high level of indebtedness. We also have significant expenditures in connection with our operating leases and facility rental costs, and substantially all of our property and equipment is pledged to secure indebtedness. For the year ended December 31, 2007, our interest expense and aircraft and facility rental expense under operating leases aggregated $91.9 million. At December 31, 2007, approximately 42% of our total indebtedness bore interest at fixed rates, and a small portion of our lease obligations was determined with reference to LIBOR. Accordingly, our financing and rent expense will not decrease significantly if market interest rates decline.
As of December 31, 2007, we had firm commitments to purchase eight Boeing 737-Next Generation and four Embraer 190s, with an aggregate manufacturer’s list price of approximately $760.1 million. We have arranged for financing for a significant portion of the commitment relating to such aircraft and will require substantial capital from external sources to meet our remaining financial commitment. The acquisition and financing of these aircraft will likely result in a substantial increase in our leverage and fixed financing costs. A high degree of leverage and fixed payment obligations could:
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
We currently finance our aircraft through bank loans and, to a lesser extent, operating leases and local bond offerings. In the past, we have obtained most of the financing for our Boeing aircraft purchases from commercial financial institutions utilizing guarantees provided by the Export-Import Bank of the United States. The Export-Import Bank provides guarantees to companies that purchase goods from U.S. companies for export, enabling them to obtain financing at substantially lower interest rates as compared to those that they could obtain without a guarantee. The Export-Import Bank will not be able to provide similar guarantees in connection with financing for our aircraft purchases from Embraer since those aircraft are not exports from the United States. At December 31, 2007, we had $390.7 million of outstanding indebtedness that is owed to financial institutions under financing arrangements guaranteed by the Export-Import Bank. We cannot predict whether the Export-Import Bank’s credit support will continue to be available to us to fund future purchases of Boeing aircraft. The Export-Import Bank may in the future limit its exposure to Panama-based companies, to our airline or to airlines generally, or may encourage us to diversify our credit sources by limiting future guarantees. Similarly, we cannot assure you that we will be able to continue to raise financing from past sources, or from other sources, on terms comparable to our existing financing. In addition, the ongoing uncertainty in the credit markets of the United States could tighten the availability of credit and impact our ability to obtain lease or debt financing on terms attractive to us, or at all, in the future. If we are unable to obtain financing, we may be forced to modify our aircraft acquisition plans or to incur higher than anticipated financing costs, which could have an adverse impact on the execution of our growth strategy and business.
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
We perform impairment reviews when there are particular risks of impairment or other indicators described in Statement of Financial Accounting Standards No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, in order to determine whether we need to reduce the carrying value of our aircraft and related assets with a related charge to our earnings. In addition to the fact that the value of our fleet declines as it ages, any potential excess capacity in the airline industry, airline bankruptcies and other factors beyond our control may further contribute to the decline of the fair market value of our aircraft and related rotable parts and inventory. If such impairment does occur, we would be required under U.S. GAAP to write down these assets to their estimated fair market value through a charge to earnings. A significant charge to earnings would adversely affect our financial condition and operating results. In addition, the interest rates on and the availability of certain of our aircraft financing loans are tied to the value of the aircraft securing the loans. If those values were to decrease substantially, our interest rates may rise or the lenders under those loans may cease extending credit to us, either of which could have an adverse impact on our financial condition and results of operations.
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
An accident or incident involving one of our aircraft could involve significant claims by injured passengers and others, as well as significant costs related to the repair or replacement of a damaged aircraft and its temporary or permanent loss from service. A short time prior to our acquisition of AeroRepública, one of its aircraft slid off of a runway in an accident without serious injuries to passengers; although, the aircraft was severely damaged and declared a total loss by its insurers. More recently, in July of 2007, one of our AeroRepública Embraer 190s overran a wet runway at Santa Marta, Colombia. The accident did not cause any serious injuries but the aircraft sustained damages causing its permanent removal from service. We are required by our creditors and the lessors of our aircraft under our operating lease agreements to carry liability insurance, but the amount of such liability insurance coverage may not be adequate and we may be forced to bear substantial losses in the event of any future accident. Our insurance premiums may also increase due to an accident or incident affecting one of our aircraft. Substantial claims resulting from an accident in excess of our related insurance coverage or increased premiums would harm our business and financial results. Moreover, any aircraft accident or incident, even if fully insured, could cause the public to perceive us as less safe or reliable than other airlines which could harm our business and results of operations. Our business would also be significantly harmed if the public avoids flying our aircraft due to an adverse perception of the types of aircraft that we operate arising from safety concerns or other problems, whether real or perceived, or in the event of an accident involving those types of aircraft.

Fluctuations in foreign exchange rates could negatively affect our net income.
In 2007, approximately 69% of our expenses and 40% of our revenues were denominated in U.S. dollars. The remainder of our expenses and revenues were denominated in the currencies of the various countries to which we fly, with the largest non-dollar amount denominated in Colombian Pesos. As a result of the acquisition of AeroRepública in April 2005, we have an increased exposure to the Colombian Peso. If any of these currencies decline in value against the U.S. dollar, our revenues, expressed in U.S. dollars, and our operating margin would be adversely affected. We may not be able to adjust our fares denominated in other currencies to offset any increases in U.S. dollar-denominated expenses, increases in interest expense or exchange losses on fixed obligations or indebtedness denominated in foreign currency. Copa currently does not hedge the risk of fluctuation in foreign exchange rates. AeroRepública currently has hedges in place with respect to some of its U.S. dollar / Colombian Peso exposure. Although we benefited from currency fluctuations in 2007, we are exposed to exchange rate losses, as well as gains, due to the fluctuation in the value of local currencies vis-à-vis the U.S. dollar during the period of time (typically between 1 to 2 weeks) between the time we are paid in local currencies and the time we are able to repatriate the revenues in U.S. dollars.
Our maintenance costs will increase as Copa’s fleet ages and as we perform maintenance on AeroRepública’s older fleet.
Because the average age of Copa’s aircraft was approximately 3.7 years as of December 31, 2007, the fleet requires less maintenance now than it will in the future. We have incurred a low level of maintenance expenses in recent years because most of the parts on Copa’s aircraft were still covered under multi-year warranties. Our maintenance costs will increase significantly, both on an absolute basis and as a percentage of our operating expenses as our fleet ages and these warranties expire.
AeroRepública’s fleet is considerably older than Copa’s fleet, having an average age of 7.4 years as of December 31, 2007. The MD-80 aircraft operated by AeroRepública will likely be less reliable than Copa’s newer aircraft and can be expected to require significantly greater expenditures on maintenance, which may lead to an overall increase in our consolidated operating expenses.
If we enter into a prolonged dispute with any of our employees, many of whom are represented by unions, or if we are required to increase substantially the salaries or benefits of our employees, it may have an adverse impact on our operations and cash flows.
Approximately 49% of the Company’s employees belong to a labor union. There are currently five unions covering our Copa employees based in Panama: the pilots’ union; the flight attendants’ union; the mechanics’ union; the traffic attendants’ union; and a generalized union, which represents baggage handlers, aircraft cleaners, counter agents, and other non-executive administrative staff. Copa entered into new collective bargaining agreements with its general union on October 26, 2005, its flight attendants’ union on April 3, 2006 and its pilot union on November 2007. After extensive negotiations which did not lead to a mutually satisfactory resolution, Copa and the mechanics’ union entered into a government-mandated arbitration, and a collective bargaining agreement was agreed to on March 29, 2006 as a result of such arbitration proceedings. Previously, Copa has not had to resort to arbitration to resolve negotiations with its unions. Collective bargaining agreements in Panama are typically between three and four year terms. We also have union contracts with our Copa employees in Brazil and Mexico. AeroRepública is a party to collective bargaining agreements that cover all of AeroRepública’s 151 pilots and co-pilots and all of AeroRepública’s 196 flight attendants. A strike, work interruption or stoppage or any prolonged dispute with our employees who are represented by any of these unions could have an adverse impact on our operations. These risks are typically exacerbated during periods of renegotiation with the unions. Any renegotiated collective bargaining agreement could feature significant wage increases and a consequent increase in our operating expenses. Employees outside of Panama that are not currently members of unions may also form new unions that may seek further wage increases or benefits.

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
AeroRepública’s results of operations are significantly less profitable than those of Copa. While AeroRepública recorded net income of $9.7 million in 2007, AeroRepública has experienced loses in recent periods and may have continuing net losses in future fiscal periods. We may not be able to achieve the cost savings and other improvements we seek at AeroRepública, and our failure to do so would harm our consolidated operating margins and results of operations. Our investment in AeroRepública is subject to many risks and uncertainties that will ultimately determine whether the acquisition will continue to increase our overall profitability. See “Item 4B. Business Overview—AeroRepública.”
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
In 2007, approximately 56% of our revenues were derived from tickets sold by travel agents or tour operators. We cannot assure you that we will be able to maintain favorable relationships with these ticket sellers. Our revenues could be adversely impacted if travel agents or tour operators elect to favor other airlines or to disfavor us. Our relationship with travel agents and tour operators may be affected by:
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
We are dependent on key personnel.
Our success depends to a significant extent upon the efforts and abilities of our senior management team and key financial, commercial, operating and maintenance personnel. In particular, we depend on the services of our senior management team, including Pedro Heilbron, our Chief Executive Officer, Victor Vial, our Chief Financial Officer, Lawrence Ganse, our Chief Operating Officer, and Daniel Gunn, our Vice-President, Planning. Competition for highly qualified personnel is intense, and the loss of any executive officer, senior manager or other key employee without adequate replacement or the inability to attract new qualified personnel could have a material adverse effect upon our business, operating results and financial condition.

Our operations in Cuba, which has been identified by the U.S. Department of State as a state sponsor of terrorism, may adversely affect our reputation and the liquidity and value of our Class A shares.
We currently operate approximately six daily departures to and from Cuba which provide passenger, cargo and mail transportation service. For the year ended December 31, 2007, our transported passengers to and from Cuba represented approximately 4.2% of our total passengers carried. Our operating revenues from Cuban operations during the year ended December 31, 2007 represented approximately 6.5% of our total consolidated operating revenues for such year. Our assets located in Cuba are insignificant.
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
We face intense competition throughout our route network. Overall airline industry profit margins are low and industry earnings are volatile. Airlines compete in the areas of pricing, scheduling (frequency and flight times), on-time performance, frequent flyer programs and other services. We compete with a number of other airlines that currently serve some of the routes on which we operate, including Grupo TACA, American Airlines Inc., Delta Air Lines, Mexicana and Avianca. Some of our competitors, such as American Airlines, have larger customer bases and greater brand recognition in the markets we serve outside Panama, and some of our competitors have significantly greater financial and marketing resources than we have. Airlines based in other countries may also receive subsidies, tax incentives or other state aid from their respective governments, which are not provided by the Panamanian government. The commencement of, or increase in, service on the routes we serve by existing or new carriers could negatively impact our operating results. Likewise, competitors’ service on routes that we are targeting for expansion may make those expansion plans less attractive.
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
Traditional hub-and-spoke carriers in the United States and Europe have in recent years faced substantial and increasing competitive pressure from low-cost carriers offering discounted fares. The low-cost carriers’ operations are typically characterized by point-to-point route networks focusing on the highest demand city pairs, high aircraft utilization, single class service and fewer in-flight amenities. As evidenced by the operations of Gol Intelligent Airlines Inc., or Gol, which continues to grow both in Brazil as well as in other South American countries, Spirit, which has begun to serve Latin America from Fort Lauderdale, JetBlue, which has obtained route rights to fly from Orlando to Bogota, and a number of low-cost carriers which have recently launched or are planning to start service in Mexico, among others, the low-cost carrier business model appears to be gaining acceptance in the Latin American aviation industry. As a result, we may face new and substantial competition from low-cost carriers in the future which could result in significant and lasting downward pressure on the fares we charge for flights on our routes.
Significant changes or extended periods of high fuel costs or fuel supply disruptions could materially affect our operating results.
Fuel costs constitute a significant portion of our total operating expenses, representing approximately 29.9% of our operating expenses in 2005, 31.8% in 2006 and 32.0% in 2007. Our fuel prices increased significantly in 2007 and are likely to increase further. As a result, substantial increases in fuel costs may materially and adversely affect our operating results. Jet fuel costs have been subject to wide fluctuations as a result of increases in demand, sudden disruptions in and other concerns about global supply, as well as market speculation. Both the cost and availability of fuel are subject to many economic, political, weather, environmental and other factors and events occurring throughout the world that we can neither control nor accurately predict, including international political and economic circumstances such as the political instability in major oil-exporting countries in Latin America, Africa and Asia. Although we have entered into hedging agreements for a portion of our fuel needs through the first quarter of 2009 to hedge against fuel price volatility, these agreements provide only limited protection against future increases in the price of fuel, and we may discontinue such agreements in the future. Our current or future arrangements will not be adequate to protect us from further increases in the price of fuel, and fuel prices are likely to increase above their current levels and may do so in the near future. Indeed, numerous market experts and analysts have predicted that fuel prices can be expected to increase further, perhaps significantly, from their already high levels. If a future fuel supply shortage were to arise as a result of production curtailments by the Organization of the Petroleum Exporting Countries, or OPEC, a disruption of oil imports, supply disruptions resulting from severe weather or natural disasters, the continued unrest in Iraq, other conflicts in the Middle East or otherwise, higher fuel prices or further reductions of scheduled airline services could result. Significant increases in fuel costs would materially and negatively affect our operating results. We cannot assure you that we would be able to offset any increases in the price of fuel by increasing our fares.
We may experience difficulty finding, training and retaining pilots and other employees.
The airline industry is currently experiencing a pilot shortage caused by extraordinary air traffic growth in the Persian Gulf, China and India; the rise of lucrative low-cost carriers in Europe and Asia; and the sustained recovery of the U.S. airlines from the industry recession caused by the September 11 terrorist attacks. This worldwide shortage of pilots disproportionately affects smaller and regional carriers. An inability to attract and retain pilots may adversely affect our growth strategy by limiting our ability to add new routes or increase the frequency of existing routes.
The airline industry is a labor-intensive business. We employ a large number of flight attendants, maintenance technicians and other operating and administrative personnel. The airline industry has, from time to time, experienced a shortage of qualified personnel. In addition, as is common with most of our competitors, we may, from time to time, face considerable turnover of our employees. Should the turnover of employees sharply increase, our training costs will be significantly higher. We cannot assure you that we will be able to recruit, train and retain the qualified employees that we need to continue our current operations or replace departing employees. A failure to hire and retain qualified employees at a reasonable cost could materially adversely affect our business, financial condition and results of operations.
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
A substantial portion of our assets are located in the Republic of Panama, a significant proportion of our customers are Panamanian, and substantially all of Copa’s flights operate through our hub at Tocumen International Airport. As a result, we depend on economic and political conditions prevailing from time to time in Panama. Panama’s economic conditions in turn highly depend on the continued profitability and economic impact of the Panama Canal. Control of the Panama Canal and many other assets were transferred from the United States to Panama in 1999 after nearly a century of U.S. control. Political events in Panama may significantly affect our operations. Although the Panamanian government is democratically elected and the Panamanian political climate is currently stable, Panamanian elections will be held in 2009, and we cannot assure you that current conditions will continue under a new administration. If the Panamanian economy experiences a recession or a reduction in its economic growth rate, or if Panama experiences significant political disruptions, our business, financial condition and results of operations could be materially and negatively affected.
We have paid low taxes in the past, and any increase in the taxes we or our shareholders pay in Panama or the other countries where we do business would adversely affect the value of our Class A shares.
We cannot assure you that we will not be subject to additional taxes in the future or that current taxes will not be increased. Our provision for income taxes was $9.6 million, $12.3 million and $17.1 million in the years ended December 31, 2005, 2006 and 2007, which represented an effective income tax rate of 10.4%, 8.4% and 9.6% for the respective periods. We are subject to local tax regulations in each of the jurisdictions where we operate, the great majority of which are related to the taxation of income. In some of the countries to which we fly, we do not pay any income taxes, because we do not generate income under the laws of those countries either because they do not have income tax or because of treaties or other arrangements those countries have with Panama.

In the remaining countries, we pay income tax at a rate ranging from 25% to 34% of income. Different countries calculate income in different ways, but they are typically derived from sales in the applicable country multiplied by our net margin or by a presumed net margin set by the relevant tax legislation. The determination of our taxable income in several countries is based on a combination of revenues sourced to each particular country and the allocation of expenses of our operations to that particular country. The methodology for multinational transportation company sourcing of revenue and expense is not always specifically prescribed in the relevant tax regulations, and therefore is subject to interpretation by both us and the respective taxing authorities. Additionally, in some countries, the applicability of certain regulations governing non-income taxes and the determination of our filing status are also subject to interpretation. The low rate at which we pay income tax has been critical to our profitability in recent years and if it were to increase, our financial performance and results of operations would be materially and adversely affected. Due to the competitive revenue environment, many increases in fees and taxes have been absorbed by the airline industry rather than being passed on to the passenger. Any such increases in our fees and taxes may reduce demand for air travel and thus our revenues.
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
CIASA owns all of our Class B shares, and those Class B shares will be converted into Class A shares if they are sold to non-Panamanian investors. In connection with our initial public offering in December 2005, Continental and CIASA reduced their ownership of our total capital stock from 49% to approximately 27.3% and from 51% to approximately 29.2%, respectively. In a follow-on offering in June 2006, Continental further reduced its ownership of our total capital stock from 27.3% to 10.0%. CIASA holds registration rights with respect to a significant portion of its shares pursuant to a registration rights agreement entered into in connection with our initial public offering. The market price of our Class A shares could drop significantly if Continental or CIASA further reduces its investment in us, other significant holders of our shares sell a significant number of shares or if the market perceives that Continental, CIASA or other significant holders intend to sell them. Continental has agreed, subject to certain exceptions, not to issue or transfer without the consent of CIASA, until June 29, 2008 any shares of our capital stock, any options or warrants to purchase shares of our capital stock or any securities convertible into or exchangeable for shares of our capital stock. Nevertheless, this lock-up agreement can be waived at any time and, in any event, after this lock-up agreement expires, Continental will not be restricted from selling its shares in the public market.

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
Our Class A shares are listed on the NYSE. During the three months ended December 31, 2007, the average daily trading volume for our Class A shares as reported by the NYSE was approximately 617,763 shares. We cannot predict whether an active liquid public trading market for our Class A shares will be sustained. Active, liquid trading markets generally result in lower price volatility and more efficient execution of buy and sell orders for our investors. The liquidity of a securities market is often affected by the volume of shares publicly held by unrelated parties.
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
The market value of securities issued by Panamanian companies may be affected to varying degrees by economic and market conditions in other countries, including other Latin American and emerging market countries. Although economic conditions in emerging market countries outside Latin America may differ significantly from economic conditions in Panama and Colombia or elsewhere in Latin America, investors’ reactions to developments in these other countries may have an adverse effect on the market value of securities of Panamanian issuers or issuers with significant operations in Latin America. As a result of economic problems in various emerging market countries in the past (such as the Asian financial crisis of 1997, the Russian financial crisis of 1998 and the Argentine financial crisis in 2001), investors have viewed investments in emerging markets with heightened caution. Crises in other emerging market countries may hamper investor enthusiasm for securities of Panamanian issuers, including our shares, which could adversely affect the market price of our Class A shares.
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

In 1986, CIASA purchased 99% of Copa, which was controlled by the group of Panamanian shareholders who currently control CIASA. From 1992 until 1998, Copa was a part of a commercial alliance with Grupo TACA’s network of Central American airline carriers. In 1997, together with Grupo TACA, Copa entered into a strategic alliance with American Airlines. After a year our alliance with American was terminated by mutual consent. In May 1998, CIASA sold a 49% stake in Copa Holdings to Continental and entered into an extensive alliance agreement with Continental providing for code-sharing, joint marketing, technical exchanges and other cooperative initiatives between the airlines.
Since 1998, we have grown and modernized our fleet while improving customer service and reliability. Copa has expanded its fleet from 13 aircraft to 37 aircraft. In 1999, we received our first Boeing 737-700s, in 2003 we received our first Boeing 737-800s, and in 2005 we received our first Embraer 190. In the first quarter of 2005, we completed our fleet renovation program and discontinued use of our last Boeing 737-200s. During the same period, Copa has expanded from 24 destinations in 18 countries to 40 destinations in 21 countries. We plan to continue our expansion, which includes increasing our fleet, over the next several years.
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
Recent Development
CIASA, our controlling shareholder, has recently reached an agreement in principle with Continental Airlines, Inc. (“Continental”) to waive the lock-up under the shareholders agreement dated June 29, 2006, which currently restricts Continental’s ability to sell its remaining shares of Copa’s Class A common stock through June 29, 2008. We are preparing a registration statement to be filed with the U.S. Securities and Exchange Commission. Once the registration statement is effective, Continental will have the flexibility to sell its remaining shares.
The foregoing shall not constitute an offer to sell or the solicitation of an offer to buy any securities. There shall be no sale of any securities in any jurisdiction in which such offer; solicitation or sale would be unlawful prior to registration under the securities laws of such jurisdiction.
Capital Expenditures
During 2007, our capital expenditures were $366.1 million, which consisted primarily of expenditures related to our purchase of ten Embraer 190 aircraft and two Boeing 737-800 aircraft, as well as to expenditures related to advance payments on aircraft purchase contracts. During 2006, our capital expenditures were $252.0 million, which consisted primarily of expenditures related to our purchase of five Embraer 190 aircraft and two Boeing 737-700 aircraft, as well as to expenditures related to advance payments on aircraft purchase contracts. During 2005, our capital expenditures were $112.8 million, which consisted primarily of expenditures related to our purchase of two Embraer 190 aircraft, as well as to expenditures related advance payments on aircraft purchase contracts.
B. Business Overview
We are a leading Latin American provider of airline passenger and cargo service through our two principal operating subsidiaries, Copa and AeroRepública. Copa operates from its strategically located position in the Republic of Panama, and AeroRepública provides service primarily within Colombia complemented by international flights from various cities in Colombia to Panama’s Tocumen International Airport. We currently operate a fleet of 50 aircraft, 26 Boeing 737-Next Generation aircraft, 18 Embraer 190 aircraft and six MD-80 aircraft. We currently have firm orders, including purchase and lease commitments, for ten Boeing 737-Next Generation and eight Embraer 190s, and purchase rights and options for up eight additional Boeing 737-Next Generation and 22 additional Embraer 190s.

Copa currently offers approximately 125 daily scheduled flights among 40 destinations in 21 countries in North, Central and South America and the Caribbean from its Panama City hub. Copa provides passengers with access to flights to more than 120 other destinations through codeshare arrangements with Continental pursuant to which each airline places its name and flight designation code on the other’s flights. Through its Panama City hub, Copa is able to consolidate passenger traffic from multiple points to serve each destination effectively.
Copa operates a modern fleet of 26 Boeing 737-Next Generation aircraft and 11 Embraer 190 aircraft with an average age of approximately 3.7 years as of December 31, 2007. To meet its growing capacity requirements, Copa has firm orders, including purchase and lease commitments, to accept delivery of 14 additional aircraft through 2012 and has purchase rights and options that, if exercised, would allow it to accept delivery of up to 22 additional aircraft through 2013. Copa’s firm orders, including purchase and lease commitments, are for ten additional Boeing 737-Next Generation aircraft and four additional Embraer 190s, and its purchase rights and options are for up to eight Boeing 737-Next Generation aircraft and up to 14 Embraer 190s.
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
In 2007, Copa joined the SkyTeam global alliance as an Associate Member, in part due to the support and sponsorship of Continental. The SkyTeam global alliance network includes carriers such as Delta Air Lines, Northwest, Aeromexico, Air France, Alitalia, KLM, Korean Air, AeroFlot, CSA Czech and China Southern. As an Associate Member of SkyTeam, passengers flying Copa receive the same alliance benefits on Copa flights as they receive on the flights of any other member of this alliance.
During the second quarter of 2005, we purchased AeroRepública, a Colombian air carrier that was the second-largest domestic carrier in Colombia in terms of number of passengers carried in 2005, providing predominantly point-to-point service among 12 cities in Colombia and to Panama City. AeroRepública currently operates a fleet of seven Embraer 190 and six MD-80s. As part of its fleet modernization and expansion plan, AeroRepública has firm orders, including purchase and lease commitments, to accept delivery of four Embraer 190 aircraft through the end of 2009 and options to purchase up to eight additional Embraer 190 aircraft through 2011.
Since January 2001, we have grown significantly and have established a track record of consistent profitability, recording seven consecutive years of increasing earnings. Our total operating revenues have increased from $290.4 million in 2001 to $1.0 billion in 2007, while our net income has increased from $14.8 million to $161.8 million over the same period. Our operating margins also improved from 8.6% in 2001 to 19.2% in 2007.
Our Strengths
We believe our primary business strengths that have allowed us to compete successfully in the airline industry include the following:
•	Our “Hub of the Americas” airport is strategically located. We believe that Copa’s base of operations at the geographically central location of Tocumen International Airport in Panama City, Panama provides convenient connections to our principal markets in North, Central and South America and the Caribbean, enabling us to consolidate traffic to serve several destinations that do not generate enough demand to justify point-to-point service. Flights from Panama operate with few service disruptions due to weather, contributing to high completion factors and on-time performance. Tocumen International Airport’s sea-level altitude allows our aircraft to operate without performance restrictions that they would be subject to at higher-altitude airports. We believe that Copa’s hub in Panama allows us to benefit from Panama City’s status as a center for financial services, shipping and commerce and from Panama’s stable, dollar-based economy, free-trade zone and growing tourism.

•	We focus on keeping our operating costs low. In recent years, our low operating costs and efficiency have contributed significantly to our profitability. Our operating cost per available seat mile, excluding costs for fuel and fleet impairment charges, was 7.17 cents in 2003, 7.01 cents in 2004, 6.53 cents in 2005, 6.81 cents in 2006, and 7.13 cents in 2007. See “Item 5. Operating and Financial Review and Prospects” for a reconciliation of our operating cost per available seat mile when excluding costs for fuel and fleet impairment charges to our operating cost per available seat mile. We believe that our cost per available seat mile reflects our modern fleet, efficient operations and the competitive cost of labor in Panama.

•	Copa operates a modern fleet. Copa’s fleet consists of modern Boeing 737-Next Generation and Embraer 190 aircraft equipped with winglets and other modern cost-saving and safety features. Over the next years, Copa intends to enhance its modern fleet through the addition of at least ten additional Boeing 737-Next Generation aircraft and four new Embraer 190s. We believe that Copa’s modern fleet contributes to its on-time performance and high completion factor (percentage of scheduled flights not cancelled). We expect our Boeing 737-700s, 737-800s and Embraer 190s to continue offering substantial operational cost advantages in terms of fuel efficiency and maintenance costs. AeroRepública is currently implementing a fleet modernization and expansion plan. Since December 2007, AeroRepública has taken delivery of eight Embraer 190 aircraft and had firm commitments on four additional Embraer 190s and options for an additional eight Embraer 190 aircraft.

•	We believe Copa has a strong brand and a reputation for quality service. We believe that the Copa brand is associated with value to passengers, providing world-class service and competitive pricing. For the year ended December 31, 2007, Copa Airline’s statistic for on-time performance was 86.9%, completion factor was 99.7% and baggage handling was 2.1 mishandled bags per 1000 passengers. Our goal is to apply our expertise in these areas to improve AeroRepública’s service statistics to comparable levels. Our focus on customer service has helped to build passenger loyalty. We believe that our brand has also been enhanced through our relationship with Continental, including our joint marketing of the OnePass loyalty program in Latin America, the similarity of our aircraft livery and aircraft interiors and our participation in Continental’s President’s Club lounge program.

•	Our management fosters a culture of teamwork and continuous improvement. Our management team has been successful at creating a culture based on teamwork and focused on continuous improvement. Each of our employees at Copa has individual objectives based on corporate goals that serve as a basis for measuring performance. When corporate operational and financial targets are met, employees at Copa are eligible to receive bonuses according to our profit sharing program. See “Item 6D. Employees.” We also recognize outstanding performance of individual employees through company-wide recognition, one-time awards, special events and, in the case of our senior management, grants of restricted stock and stock options. Copa’s goal-oriented culture and incentive programs have contributed to a motivated work force that is focused on satisfying customers, achieving efficiencies and growing profitability. We seek to create a similar culture at AeroRepública.
Our Strategy
Our goal is to continue to grow profitably and enhance our position as a leader in Latin American aviation by providing a combination of superior customer service, convenient schedules and competitive fares, while maintaining competitive costs. The key elements of our business strategy include the following:
•	Expand our network by increasing frequencies and adding new destinations. We believe that demand for air travel in Latin America is likely to expand in the next decade, and we intend to use our increasing fleet capacity to meet this growing demand. We intend to focus on expanding our operations by increasing flight frequencies on our most profitable routes and initiating service to new destinations. Copa’s Panama City hub allows us to consolidate traffic and provide service to certain underserved markets, particularly in Central America and the Caribbean, and we intend to focus on providing new service to regional destinations that we believe best enhance the overall connectivity and profitability of our network. With the addition of Embraer 190 aircraft and growth in overall capacity, we expect to have more flexibility in scheduling our flights for our customers’ convenience.

•	Continue to focus on keeping our costs low. We seek to reduce our cost per available seat mile without sacrificing services valued by our customers as we execute our growth plans. Our goal is to maintain a modern fleet and to make effective use of our resources through efficient aircraft utilization and employee productivity. We intend to reduce our distribution costs by increasing direct sales, including internet and call center sales, as well as improving efficiency through technology and automated processes.

•	Emphasize superior service and value to our customers. We intend to continue to focus on satisfying our customers and earning their loyalty by providing a combination of superior service and competitive fares. We believe that continuing our operational success in keeping flights on time, reducing mishandled luggage and offering convenient schedules to attractive destinations will be essential to achieving this goal. We intend to continue to incentivize our employees to improve or maintain operating and service metrics relating to our customers’ satisfaction by continuing our profit sharing plan and employee recognition programs and to reward customer loyalty with the popular OnePass frequent flyer program, upgrades and access to President’s Club lounges.

•	Capitalize on opportunities at AeroRepública. We are seeking to enhance AeroRepública’s profitability through a variety of initiatives, including modernizing its fleet, integrating its route network with Copa’s and improving overall efficiency. We also seek to increase customer loyalty by making further improvements at AeroRepública, such as implementing the OnePass frequent flyer program and improving on-time performance.
AeroRepública
On April 22, 2005, we acquired an initial 85.6% equity ownership interest in AeroRepública which was followed by subsequent acquisitions increasing our total ownership interest in AeroRepública to 99.9% as of December 31, 2007. According to the Colombian Civil Aviation Administration, Unidad Especial Administrative de Aeronáutica Civil, AeroRepública is the second largest passenger air carrier in Colombia, with a market share of approximately 21% of the domestic traffic in Colombia in 2007 and approximately 1,342 employees.
Our goal is to achieve growth at AeroRepública, particularly in the business travelers segment. We believe that Copa’s operational coordination with AeroRepública may create additional passenger traffic in our existing route network by providing Colombian passengers more convenient access to the international destinations served through our Panama hub.
We have centralized certain administrative functions common to Copa and AeroRepública. We have also implemented e-ticketing at AeroRepública, and since the first quarter of 2006, AeroRepública participates in the OnePass frequent flyer loyalty program. Looking ahead, we seek to complete our fleet renovation program.
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

	2006 IATA Traffic Results(1)
	Passengers		Passenger
	Carried		Miles
	(Thousands)	Change (%)	(Millions)	Change (%)	ASMs (Million)	Change (%)	Load Factor
International Scheduled Service
North America — Central America	22,453	7.0%	35,431	8.8%	48,176	8.0%	73.5%
North America — South America	19,744	4.8%	39,505	6.3%	52,459	2.4%	75.3%
Central America — South America	1,485	-4.5%	2,465	-10.6%	3,520	-13.3%	70.0%
Within Central America	2,192	1.3%	1,153	5.8%	1,818	6.2%	63.4%
Within South America	9,190	10.5%	8,869	7.1%	12,504	5.1%	70.9%
Domestic Scheduled Service
Central America	11,000	-4.2%	6,700	-4.2%	10,472	-0.3%	64.0%
South America	38,826	-3.4%	19,983	-3.3%	28,246	-5.3%	70.7%

(1)	IATA passenger traffic data is not yet available for 2007.
Panama serves as a hub for connecting passenger traffic between major markets in North, South, and Central America and the Caribbean. Accordingly, passenger traffic to and from Panama is significantly influenced by economic growth in surrounding regions. Major passenger traffic markets in North, South and Central America experienced growth in their GDP in 2006 and 2007 on both an absolute and per capita basis. In 2007, real GDP increased by 8.5% in Panama and by 6.6% in Colombia, according to the International Monetary Fund’s estimates.

	GDP		GDP per Capita
	2007 GDP		2007 GDP per Capita
	Current Prices	2007 Real GDP	Current Prices
	(US$bn)	(% Growth)	(US$)
Brazil	1,295	4.4%	6,842
Argentina	248	7.5%	6,310
Chile	161	5.9%	9,698
Mexico	886	2.9%	8,426
Colombia	172	6.6%	3,614
Panama	19	8.5%	5,767
USA	13,794	1.9%	45,594

Source:	International Monetary Fund, World Economic Outlook Database, October 2007; real GDP growth calculated in local currency
Panama has benefited from a stable economy with moderate inflation and steady GDP growth. According to International Monetary Fund estimates, from 1997 to 2007 Panama’s real GDP grew at an average annual rate of 6.7% while inflation averaged 1.4% per year. The service sector represents approximately 75% of total real GDP in Panama, a higher percentage of GDP than the service sector represents in most other Latin American countries. The World Bank currently estimates Panama’s population to be approximately 3.3 million in 2007, with the majority of the population concentrated in Panama City, where our hub at Tocumen International Airport is located. We believe the combination of a stable, service-oriented economy and steady population growth has helped drive our domestic origin and destination passenger traffic.

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
Colombia is the third largest country in Latin America in terms of population, with a population of approximately 47.5 million in 2007 according to the International Monetary Fund, and has a land area of approximately 440,000 square miles. Colombia’s GDP was approximately $172 billion in 2007, and per capita income was approximately $3.6 thousand (current prices) according to the International Monetary Fund. Colombia’s geography is marked by the Andean mountains and an inadequate road and rail infrastructure, making air travel a convenient and attractive transportation alternative. Colombia shares a border with Panama, and for historic, cultural and business reasons it represents a significant market for many Panamanian businesses.
Route Network and Schedules
Copa
As of December 31, 2007, Copa provided regularly scheduled flights to 40 cities in North, Central and South America and the Caribbean. Substantially all of our Copa flights operate through our hub in Panama which allows us to transport passengers and cargo among a large number of destinations with service that is more frequent than if each route were served directly.
We believe our hub-and-spoke model is the most efficient way for us to operate our business since most of the origination/destination city pairs we serve do not generate sufficient traffic to justify a point-to-point service. Also, since we serve many countries, it would be very difficult to obtain the bilateral route rights necessary to operate a competitive point-to-point system.
We schedule two morning banks and two evening banks of flights, with flights timed to arrive at the hub at approximately the same time and to depart a short time later.
As a part of our strategic relationship with Continental, Copa provides flights through code-sharing arrangements to over 120 other destinations. Copa also provides flights through its tactical and regional code-sharing arrangements with AeroRepública, Gol, Aeroméxico and Gulfstream International Airlines.
In 2007, Copa joined the SkyTeam global alliance as an Associate Member, in part due to the support and sponsorship of Continental. The SkyTeam global alliance network includes carriers such as Delta Air Lines, Northwest, Aeromexico, Air France, Alitalia, KLM, Korean Air, AeroFlot, CSA Czech and China Southern. As an Associate Member of SkyTeam, passengers flying on Copa receive the same alliance benefits on Copa flights as they receive on the flights of any other member of this alliance.
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
Revenue by Region

	Year Ended December 31,
Region	2005	2006	2007
North America(1)	17.2%	19.4%	18.9%
South America	39.6%	41.5%	46.1%
Central America(2)	31.6%	29.0%	26.2%
Caribbean(3)	11.6%	10.1%	8.8%

(1)	The United States, Canada and Mexico.

(2)	Includes Panama.

(3)	Cuba, Dominican Republic, Haiti, Jamaica, Puerto Rico
AeroRepública
AeroRepública currently provides scheduled service to the following cities in Colombia:

Date Service
Destinations Served	Commenced
Barranquilla	Jun 1995
Bogotá	Jun 1993
Bucaramanga	May 1995
Cali	Jun 1993
Cartagena	Jun 1993
Cúcuta	Nov 2005
Leticia	Nov 1993
Medellín	Oct 1994
Montería	Jul 1994
Panama	Dec 2005
Pereira	Mar 2003
San Andrés	Jun 1993
Santa Marta	Jun 1993
In addition to the destinations described above, AeroRepública has periodically operated charter flights to Margarita Island, Venezuela; Havana, Cuba; Punta Cana, Dominican Republic and Puerto Plata, Dominican Republic.
AeroRepública was granted the authorization to fly regular services to Panama City from Bogota, Cali, Medellín, Bucaramanga, and Cartagena, Colombia. As a result, AeroRepública has added daily flights to Panama City from Bogota, Medellin, and Cali; three frequencies per week from Cartagena, and four frequencies per week from Bucaramanga. In March 2007, AeroRepública was granted authorization to operate a second frequency from Bogotá to Panama City. Currently, AeroRepública is waiting authorization from the Colombian Civil aviation to operate a second frequency from Medellin and Cali, and a new service from Pereira and Barranquilla.
In addition to code-sharing with Copa, AeroRepública is leveraging Copa’s technology and relationships to increase international traffic with other international carriers. Colombia has open-skies agreements with the Andean Pact (Comunidad Andina) nations of Bolivia, Ecuador and Peru.

Airline Operations
Passenger Operations
Passenger revenue accounted for approximately $466.1 million in 2005, $631.1 million in 2006 and $756.4 million in 2007 representing 92.2%, 93.3% and 93.8%, respectively, of Copa’s total revenues, all earned from international routes. Leisure traffic, which makes up close to half of Copa’s total traffic, tends to coincide with holidays, school vacations and cultural events and peaks in July and August and again in December and January. Despite these seasonal variations, Copa’s overall traffic pattern is relatively stable due to the constant influx of business travelers. Approximately half of Copa passengers regard Panama City as their destination or origination point, and most of the remaining passengers pass through Panama City in transit to other points on our route network.
AeroRepública’s business is concentrated on passenger service and in 2007 its passenger revenue accounted for approximately 93.2% of its total revenues. The majority of AeroRepública’s customers are leisure travelers and travelers visiting friends and family, and traffic is heaviest during the vacation months of July, August and the holiday season in December.
Cargo Operations
In addition to our passenger service, we make efficient use of extra capacity in the belly of our aircraft by carrying cargo. Copa’s cargo business generated revenues of approximately $31.0 million in 2005, $33.2 million in 2006 and $34.7 million in 2007, representing 6.1%, 4.9% and 4.3%, respectively, of Copa’s operating revenues. We primarily move our cargo in the belly of our aircraft, however, we also wet-lease and charter freighter capacity when necessary to meet our cargo customers’ needs. In 2007, our cargo business consisted of approximately 85.4% in freight; 13.1% in courier; and 1.6% in mail service.
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
AeroRepública
Various improvements have been made to AeroRepública’s revenue management, pricing capabilities and systems since its acquisition in 2005. During the fourth quarter of 2007, for example, we completed the implementation of the Airmax revenue management system at AeroRepública.

Relationship with Continental Airlines
It is common practice in the commercial aviation industry for airlines to develop marketing and commercial alliances with other carriers in order to offer a more complete and seamless travel experience to passengers. These alliances typically yield certain conveniences such as code-sharing, frequent flyer reciprocity, and, where permitted, coordinated scheduling of flights as well as additional joint marketing activities.
In May 1998, Copa Airlines and Continental Airlines entered into a comprehensive alliance agreement, encompassing a broad array of activities such as Copa’s participation in Continental’s frequent flyer programs and VIP lounge; as well as agreements in other areas, such as trademarks. These agreements were initially signed for a period of ten years. In November 2005, Copa and Continental amended and restated these agreements and extended their term through the year 2015.
As a result of the Copa -Continental alliance, we have benefited from Continental’s expertise and experience over the past decade. Copa has, for example, fully adopted Continental’s OnePass frequent flyer program and rolled out a co-branded joint product in much of Latin America, enabling us to develop brand loyalty among our travelers. The co-branding of the OnePass loyalty programs has helped to leverage the brand recognition that Continental already enjoyed across Latin America and enables the two airlines to compete more effectively against regional competitors such as Grupo TACA and the oneworld alliance represented by American Airlines and LAN Airlines. We also share Continental’s Sceptre inventory management software, which allows Copa to pool spare parts with the larger airline and to rely on Continental to provide engineering support for maintenance projects. We have also been able to take advantage of Continental’s purchasing power and negotiate more competitive rates for spare parts and third-party maintenance work. In addition to the Sceptre system, we have implemented several important information technology systems, such as the “SHARES” computer reservation system in an effort to maintain commonality with Continental
Continental’s continued ownership of Copa shares is not a requirement for, or condition of, the ongoing validity or effectiveness of these agreements. Building on the existing track-record of successful alliance accomplishments, Copa and Continental have started to involve, where appropriate, AeroRepública in aspects of the existing alliance cooperation, beginning with AeroRepública’s participation in the OnePass frequent flyer loyalty program.
The Copa — Continental alliance enjoys antitrust immunity in the United States which allows the carriers to coordinate pricing, scheduling and joint marketing initiatives.
In 2007, Copa joined the SkyTeam global alliance as an Associate Member, in part due to the support and sponsorship of Continental. The SkyTeam global alliance network includes carriers such as Delta Air Lines, Northwest, Aeromexico, Air France, Alitalia, KLM, Korean Air, AeroFlot, CSA Czech and China Southern. As an Associate Member of SkyTeam, passengers flying on Copa receive the same alliance benefits on Copa flights as they receive on the flights of any other member of this alliance.
Sales, Marketing and Distribution
Copa
Sales and Distribution. Approximately 72% of sales during 2007 were through travel agents and other airlines while approximately 28% were direct sales via our CTOs, call centers, airport counters or website. Travel agents receive base commissions, not including back-end incentive payments, ranging from 0% to 10% depending on the country. The weighted average rate for these commissions during 2007 was 3.8%. In recent years, base commissions have decreased significantly in most markets as more efficient back-end incentive programs have been implemented to reward selected travel agencies that exceed their sales targets.
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

Copa has a sales and marketing network consisting of 83 domestic and international ticket offices, including airport and city ticket offices. Copa has 33 CTOs co-branded with Continental and 24 CTOs co-branded with AeroRepublica. During the year ended December 31, 2007, approximately 17% and 4% of its sales were booked through its ticket counters and call center, respectively.
The call center that operates Copa’s reservations and sales services handles calls from Panama as well as most other countries Copa flies to. Such centralization has resulted in a significant increase in telephone sales as it efficiently allowed for improvements in service levels such as 24-hour-a-day, 7-days-a-week service, in three different languages.
Copa encourages the use of direct Internet bookings by its customers because it is Copa’s most efficient distribution channel. During mid 2002, Copa signed a contract with Amadeus to use their booking engine to facilitate ticket purchases on www.copaair.com and launched the system on January 6, 2003. The cost of each booking via the website is roughly 25% the cost of a regular travel agency booking. In 2004, Copa purchased a new booking engine in order to further reduce distribution costs; 6% of its 2007 sales were made via the website. Copa’s goal is to channel more of its total sales through the website.
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
AeroRepública
AeroRepública successfully implemented the OnePass frequent flyer program in March 2006. AeroRepública also implemented e-ticket in January 2006 and e-ticket interline with Copa and Amadeus during the second quarter of 2006, complementing its call center, 24 city ticket offices and 12 airport ticket offices. In February 2007, AeroRepublica was brought into Copa’s SHARES reservations and check-in platform providing significant benefits in terms of costs and functionality.
Competition
We face intense competition throughout our route network. Overall airline industry profit margins are low and industry earnings are volatile. Airlines compete in the areas of pricing, scheduling (frequency and flight times), on-time performance, frequent flyer programs and other services. Copa competes with a number of other airlines that currently serve the routes on which we operate, including Grupo TACA, American Airlines Inc., Delta Air Lines, Mexicana and Avianca. Some of our competitors, such as American Airlines, have larger customer bases and greater brand recognition in the markets we serve outside Panama, and some of our competitors have significantly greater financial and marketing resources than we have. Airlines based in other countries may also receive subsidies, tax incentives or other state aid from their respective governments, which are not provided by the Panamanian government. The commencement of, or increase in, service on the routes we serve by existing or new carriers could negatively impact our operating results. Likewise, competitors’ service on routes that we are targeting for expansion may make those expansion plans less attractive. We must constantly react to changes in prices and services offered by our competitors to remain competitive.
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
Grupo TACA’s strategy has been to develop three hubs at San Jose, Costa Rica, San Salvador, El Salvador and Lima, Peru, which serve more than 35 cities in 20 countries and compete with Copa’s hub at Tocumen International Airport. Grupo TACA primarily operates a fleet of Airbus A320 family aircraft and they have announced their intent to take delivery of a significant number of new Airbus and Embraer 190 aircraft between now and December 2009. We have routes to several of the Central American and Caribbean countries where Grupo TACA has established service, including Managua, Nicaragua, San Jose, Costa Rica, Guatemala and the Dominican Republic.
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
Copa has significant presence in destinations where the local airline is less viable and competitive, such as the Dominican Republic (Santo Domingo, Santiago de los Caballeros and Punta Cana), Ecuador (Quito and Guayaquil) and Venezuela (Caracas and Maracaibo).
Copa has also established itself as a significant player on traffic to and from Colombia, with strong market share on routes to and from Barranquilla, Bogotá, Cali, Cartagena, Medellin and San Andres. AeroRepública competes more directly with Avianca and other Colombian carriers in the Colombian domestic market. Avianca emerged from U.S. bankruptcy protection, after being purchased by Brazil’s Synergy Group. Avianca has announced its intention to transform Bogotá into a major international aviation hub which, if successful, will compete directly with our hub at Tocumen International Airport. Avianca recently announced a fleet renovation project which includes the Boeing 787 and the Airbus A320 narrow body aircraft.
We cannot predict whether Avianca will become more competitive in the future, or if its increased operations from Bogotá will prove successful. The other Colombian carriers against which AeroRepública competes, Aires, Aerolineas de Antioquia and the state-owned airline Satena, collectively accounted for approximately 20.4% of the domestic Colombian market in 2007. Airlines that seek to compete in the Colombian air transportation market face substantial barriers to entry, as the Colombian government requires an airline to operate at least five aircraft and comply with extensive filing and certification requirements before it becomes eligible to receive domestic route rights on certain Colombian routes between major cities. In addition, the number of air carriers offering service on any route is currently regulated by the Colombian Aviation Authority.
With respect to our cargo operations, we will continue to face competition from all of the major airfreight companies, most notably DHL, which has a cargo hub operation at Tocumen International Airport.

Aircraft
Copa
As of December 31, 2007, Copa operated a fleet consisting of 37 aircraft, including 20 Boeing 737-700 Next Generation aircraft, six Boeing 737-800 Next Generation aircraft and 11 Embraer 190 aircraft. Copa currently has firm orders, including purchase and lease commitments, for ten additional Boeing 737-Next Generation aircraft and four Embraer 190s. Copa also has options for an additional 14 Embraer 190s and purchase rights and options for an additional eight Boeing 737-Next Generation aircraft.
The current composition of the Copa fleet as of December 31, 2007 is more fully described below:

				Average
				Term
				of Lease	Average
	Number of Aircraft			Remaining	Age	Seating
	Total	Owned	Leased	(Years)	(Years)	Capacity
Boeing 737-700	20	14	6	3.2	5.6	124
Boeing 737-800	6	5	1	4.9	2.5	155
Embraer 190	11	11	—	—	1.0	94

Total	37	30	7	3.4	3.7	—
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

Aircraft Type	2008	2009	2010	2011	2012
737-700	20	20	20	20	20
737-800(1)	8	10	10	12	14
Embraer 190	15	15	15	15	15

Total Fleet	43	45	45	47	49

(1)	We have the flexibility to choose between the Boeing 737-700 or the Boeing 737-800 aircraft for most of the 737-700 aircraft deliveries scheduled after 2007.
The Boeing 737-Next Generation aircraft currently in our Copa fleet are fuel-efficient and suit our operations well for the following reasons:
•	They have simplified maintenance procedures.

•	They require just one type of standardized training for our crews.

•	They have one of the lowest operating costs in their class.
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

Through several special purpose vehicles, we currently have beneficial ownership of 30 of our aircraft, including 11 Embraer 190s. In addition, we lease six of our Boeing 737-700s and one of our Boeing 737-800s under long-term operating lease agreements that have an average remaining term of 3.3 years. Leasing some of our aircraft provides us with flexibility to change our fleet composition if we consider it to be in our best interests to do so. We make monthly rental payments, some of which are based on floating rates, but are not required to make termination payments at the end of the lease. Currently, we do not have purchase options in any of our lease agreements. Under our operating lease agreements, we are required in some cases to maintain maintenance reserve accounts and in other cases to make supplemental rent payments at the end of the lease that are calculated with reference to the aircrafts’ maintenance schedule. In either case, we must return the aircraft in the agreed upon condition at the end of the lease term. Title to the aircraft remains with the lessor. We are responsible for the maintenance, servicing, insurance, repair and overhaul of the aircraft during the term of the lease.
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
Each of our Boeing 737-Next Generation aircraft is powered by two CFM International Model CFM 56-7B engines. Each of our Embraer 190 aircraft is powered by two CF34-10 engines made by General Electric. We currently have six spare engines for service replacements and for periodic rotation through our fleet.
AeroRepública
AeroRepública’s operates a fleet of four leased MD-82s, two leased MD-83s, four owned Embraer 190 and three leased Embraer 190, with an average age in excess of 7.4 years as of December 31, 2007. All of AeroRepública’s fleet is configured as a single class, with the MD fleet having an average capacity of 157 seats and the Embraer 190 fleet having a capacity of 106 seats. AeroRepública has firm commitments to accept delivery of four Embraer 190 aircraft through the end of 2009 and options to purchase up to eight additional Embraer 190 aircraft through 2011.
Maintenance
Copa
The maintenance performed on our Copa aircraft can be divided into two general categories: line and heavy maintenance. Line maintenance consists of routine, scheduled maintenance checks on our aircraft, including pre-flight, daily and overnight checks, “A-checks” and any diagnostics and routine repairs. Most of Copa’s line maintenance is performed by Copa’s own highly experienced technicians at our base in Panama. Some line maintenance is also carried out at stations outside Panama by Copa employees or third-party contractors. Heavy maintenance consists of more complex inspections and overhauls, including “C-checks,” and servicing of the aircraft that cannot be accomplished during an overnight visit. Maintenance checks are performed as defined by the aircraft manufacturer. These checks are based on the number of hours or calendar months flown. We have contract with certified outside maintenance providers, principally with Panama Aerospace Engineering, a subsidiary of Singapore Technologies Aerospace, which is certified as an authorized repair station by the FAA and the AAC, for heavy aircraft maintenance services. Copa also has an exclusive long-term contract with GE Engines whereby they will perform maintenance on all of its CFM-56 engines. There were ten heavy maintenance events in 2007. When possible, Copa attempts to schedule heavy maintenance during its lower-demand season in April, May, October and November.

Copa employs over 200 maintenance professionals, including engineers, supervisors, technicians and mechanics, who perform maintenance in accordance with maintenance programs that are established by the manufacturer and approved and certified by international aviation authorities. Every mechanic is trained in factory procedures and goes through our own rigorous in-house training program. Every mechanic is licensed by the AAC and approximately 26 of our mechanics are also licensed by the FAA. Copa’s safety and maintenance procedures are reviewed and periodically audited by the aircraft manufacturer, the AAC, the FAA, IATA and, to a lesser extent, every foreign country to which its flies. Copa’s maintenance facility at Tocumen International Airport has been certified by the FAA as an approved repair station, and each year the FAA inspects its facilities to renew the certification. Copa’s aircraft are initially covered by warranties that have a term of four years, resulting in lower maintenance expenses during the period of coverage. All of Copa’s mechanics are trained to perform line maintenance on both the Boeing 737-Next Generation and Embraer 190s aircraft.
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
Safety
We place a high priority on providing safe and reliable air service. Copa has uniform safety standards and safety-related training programs that cover all of its operations. In particular, Copa periodically evaluates the skills, experience and safety records of its pilots in order to maintain strict control over the quality of its pilot crews. All of Copa’s pilots participate in training programs, some of which are sponsored by aircraft manufacturers, and all are required to undergo recurrent training two times per year. We have a full time program of Flight Data Analysis (FOQA) wherein the flight data from every Copa flight is analyzed for safety or technical anomalies. During 2007, Copa successfully completed its second IATA Operational Safety Audit (IOSA).
In the last ten years, Copa has had no accidents or incidents involving major injury to passengers, crew or aircraft. Just prior to our acquisition of AeroRepública, one of its planes slid off of a runway in an accident without serious injuries to passengers; however, the aircraft was severely damaged and declared a total loss by its insurers. More recently, on July 17, 2007, one of our AeroRepública Embraer 190s overran a wet runway at Santa Marta, Colombia. As a result of this incident, six people suffered minor injuries and the aircraft sustained damages that caused its permanent removal from service
The FAA periodically audits the aviation regulatory authorities of other countries. As a result of their investigation, each country is given an International Aviation Safety Assessment, or IASA, rating. Panama is currently rated as “Category 1”, which indicates a strong level of confidence in the safety regulation of the AAC.
Airport Facilities
We believe that our hub at Panama City’s Tocumen International Airport (PTY) is an excellent base of operations for the following reasons:
•	Panama’s consistently temperate climate is ideal for airport operations. For example, in recent years Tocumen was closed and unavailable for flight operations for a total of less than two hours per year on average

•	Tocumen is the only airport in Central America with two operational runways. Also unlike some other regional airports, we are currently not constrained by a lack of available gates/parking positions at Tocumen, and there is ample room to expand.

•	From Panama’s central location, our Boeing 737-Next Generation can efficiently serve long-haul destinations in South American cities such as Santiago, Chile; Montevideo, Uruguay; Cordoba, Argentina; Buenos Aires, Argentina; Rio de Janeiro, Brazil; and São Paulo, Brazil as well as short-haul destinations in Central and South America.

•	Travelers can generally make connections easily through Tocumen because of its manageable size and Panama’s policies accommodating in-transit passengers.
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
We lease a variety of facilities at Tocumen, including our maintenance hangar and our operations facilities in the airport terminal. From our System Operations Control Center located within our corporate headquarters building, we dispatch, track and direct our aircraft throughout the hemisphere and respond to operational contingencies as necessary. We generally cooperate with the airport authority to modify the lease terms as necessary to account for capital improvements and expansion plans. Currently, our elite passengers have access to a President’s Club at the airport, which is jointly operated with Continental. The President’s Club will be expanded to approximately one and half times its current size, utilizing space made available during the recent expansion of the terminal.
Fuel
Fuel costs are extremely volatile, as they are subject to many global economic, geopolitical, weather, environmental and other factors that we can neither control nor accurately predict. Due to its inherent volatility, aircraft fuel has historically been our most unpredictable unit cost. As a result of the world’s economic condition, demand for oil has surged, especially in fast-growing China. This increase in demand coupled with limited refinery capacity and instability in oil-exporting countries has led to a rapid increase in prices.

	Aircraft Fuel Data
	2003	2004	2005	2006	2007
Copa
Average price per gallon of jet fuel into plane (excluding hedge) (in U.S. dollars)	$1.01	$1.32	$1.87	$2.10	$2.29
Gallons consumed (in thousands)	48,444	50,833	58,924	70,770	85,463
Available seat miles (in millions)	3,226	3,639	4,409	5,239	6,298
Gallons per ASM (in hundredths)	1.50	1.40	1.34	1.35	1.36
AeroRepública(1)
Average price per gallon of jet fuel into plane (excluding hedge) (in U.S. dollars)	—	—	$2.12	$2.24	$2.43
Gallons consumed (in thousands)	—	—	17,887	28,321	26,984
Available seat miles (in millions)	—	—	950	1,627	1,620
Gallons per ASM (in hundredths)	—	—	1.88	1.74	1.67

(1)	Since April 22, 2005.

Since 2002, aircraft fuel prices have been rising. From 2003 to 2007, the average price of West Texas Intermediate crude oil, a benchmark widely used for crude oil prices that is measured in barrels and quoted in U.S. dollars, increased by 134% from $30.99 per barrel to $72.44 per barrel. We believe that fuel prices are likely to increase in the future and may do so in the near future. In 2007, we hedged 29% of our requirements through the use of jet fuel swap contracts. We have hedged approximately 14% of our anticipated fuel needs for 2008 and approximately 3% of our projected fuel consumption for the first quarter of 2009. We will continue to evaluate various hedging strategies, and we may enter into additional hedging agreements in the future. Any prolonged increase in the price of jet fuel will likely materially and negatively affect our business, financial condition and results of operation. To date, we have managed to offset some of the increases in fuel prices with higher load factors, fuel surcharges and fare increases. In addition, our relative young, winglet-equipped fleet also helps us mitigate the impact of higher fuel prices.
Insurance
We maintain passenger liability insurance in an amount consistent with industry practice, and we insure our aircraft against losses and damages on an “all risks” basis. We have obtained all insurance coverage required by the terms of our leasing and financing agreements. We believe our insurance coverage is consistent with airline industry standards and appropriate to protect us from material loss in light of the activities we conduct. No assurance can be given, however, that the amount of insurance we carry will be sufficient to protect us from material losses. We have negotiated low premiums on our Copa insurance policies by leveraging the purchasing power of our alliance partner, Continental. Copa’s hull and liability operations are insured under Continental’s joint insurance policy with Northwest Airlines. We maintain separate insurance policies for our AeroRepública operations.
Environmental
Our operations are covered by various local, national, and international environmental regulations. These regulations cover, among other things, emissions into the atmosphere, disposal of solid waste and aqueous effluents, aircraft noise and other activities that result from the operation of aircraft. Our aircraft comply with all environmental standards applicable to their operations as described in this annual report. We have hired a consulting firm to conduct an environmental audit of our hanger and support facilities at the Tocumen International Airport to determine what, if any, measures we need to implement in order to satisfy the Panamanian effluent standards and the General Environmental Law at those facilities. A base line study of our effluents has been completed. We plan to implement all measures required for compliance based on the environmental audit recently finalized, in order to qualify for the Environmental Excellence Certification Program before the Environmental Authority. Additionally, the Panamanian Civil Aviation Code (RAC) contains certain environmental provisions that are similar to those set forth in the General Environmental Law regarding effluents, although such provisions do not contain compliance grace periods. In the event the AAC determines that our facilities do not currently meet the RAC standards, we could be subject to a fine. The measures that will be implemented pursuant to the environmental audit will also satisfy the requirements of the RAC. We have installed a water treatment plant to serve part of our facilities and seek to complete the preparation of an Environmental Remediation and Management Program (PAMA) in order to seek approval thereof by the Environmental Authority. Such Program shall set forth an environmental compliance schedule. While we do not believe that compliance with these regulations will expose us to material expenditures, compliance with these or other environmental regulations, whether new or existing, that may be applicable to us in the future could increase our costs. In addition, failure to comply with these regulations could adversely affect us in a variety of ways, including adverse effects on our reputation.

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
Colombia
The Colombian aviation market is heavily regulated by the Colombian Civil Aviation Administration, Unidad Especial Administrativa de Aeronáutica Civil, or Aeronautica Civil. Colombia is a Category 1 country under the FAA’s IASA program. With respect to domestic aviation, airlines must present feasibility studies to secure specific route rights, and no airline may serve the city pairs with the most traffic unless that airline has at least five aircraft with their airworthiness certificates in force. In addition, Aeronautica Civil sets maximum fares for each route and a maximum number of competing airlines for each route based on the size of the city pairs served. Airlines in Colombia must also add a surcharge for fuel to their ticket prices. In addition, since November 2006, airlines have to charge an administrative fee (“Tarifa administrativa”) for each ticket sold through airlines direct channels. Passengers in Colombia are also entitled by law to compensation in cases of delays in excess of four hours, over- bookings and cancellations. Currently, the San Andres, Bogotá, Cali, Cartagena and Barranquilla airports are under private management arrangements. Furthermore, the government is privatizing other airports in order to finance necessary expansion projects and increase the efficiency of operations, which may lead to increases in landing fees and facility rentals at those airports.
Colombia has open-skies agreements with Aruba and the Andean Pact (Comunidad Andina) nations of Bolivia, Ecuador and Peru. AeroRepública has been granted the use of 30 of the 56 available route rights for service by Colombian carriers between Colombia and Panama and, as a result, began scheduled service between the two countries in late 2005. In addition, AeroRepública was granted five extra bilateral frequencies per week to fly the Bucaramanga to Panama route. In November 2007 the Colombian civil aviation authorized AeroRepública to fly from Bogota to Miami (seven flights per week) and from Cali and/or Medellin to Miami (five times per week).
U.S.
Operations to the United States by non-U.S. airlines, such as Copa, are subject to Title 49 of the U.S. Code, under which the DOT, the FAA and the TSA exercise regulatory authority. The U.S. Department of Justice also has jurisdiction over airline competition matters under the federal antitrust laws.
Authorizations and Licenses. The DOT has jurisdiction over international aviation with respect to the United States and related route authorities, subject to review by the President of the United States. The DOT also has jurisdiction with respect to unfair practices and methods of competition by airlines and related consumer protection matters. We are authorized by the DOT to engage in scheduled and charter air transportation services, including the transportation of persons, property (cargo) and mail, or combinations thereof, between points in Panama and points in the United States and beyond (via intermediate points in other countries). We hold the necessary authorizations from the DOT in the form of a foreign air carrier permit, an exemption authority and statements of authorization to conduct our current operations to and from the United States. The exemption authority was granted by the DOT in February 1998 and was due to expire in February 2000. However, the authority remains in effect by operation of law under the terms of the Administrative Procedure Act pending final DOT action on the application we filed to renew the authority on January 3, 2000. There can be no assurance that the DOT will grant the application. Our foreign air carrier permit has no expiration date.

Our operations to the United States are also subject to regulation by the FAA with respect to safety matters, including aircraft maintenance and operations, equipment, aircraft noise, ground facilities, dispatch, communications, personnel, training, weather observation, air traffic control and other matters affecting air safety. The FAA requires each foreign air carrier serving the United States to obtain operational specifications pursuant to Part 129 of its regulations and to meet operational criteria associated with operating specified equipment on approved international routes. We believe that we are in compliance in all material respects with all requirements necessary to maintain in good standing our operations specifications issued by the FAA. The FAA can amend, suspend, revoke or terminate those specifications, or can suspend temporarily or revoke permanently our authority if we fail to comply with the regulations, and can assess civil penalties for such failure. A modification, suspension or revocation of any of our DOT authorizations or FAA operating specifications could have a material adverse effect on our business. The FAA also conducts safety audits and has the power to impose fines and other sanctions for violations of airline safety regulations. We have not incurred any material fines related to operations.]
Security. On November 19, 2001, the U.S. Congress passed, and the President signed into law, the Aviation and Transportation Security Act, (the “Aviation Security Act”). This law federalized substantially all aspects of civil aviation security and created the TSA, an agency of the Department of Homeland Security, to which the security responsibilities previously held by the FAA were transitioned. The Aviation Security Act requires, among other things, the implementation of certain security measures by airlines and airports, such as the requirement that all passenger bags be screened for explosives. Funding for airline and airport security required under the Aviation Security Act is provided in part by a $2.50 per segment passenger security fee for flights departing from the U.S., subject to a $10 per roundtrip cap; however, airlines are responsible for costs incurred to meet security requirements beyond those provided by the TSA. There is no assurance this fee will not be raised in the future as the TSA’s costs exceed the revenue it receives from these fees. Implementation of the requirements of the Aviation Security Act has resulted in increased costs for airlines and their passengers. Since the events of September 11, 2001, the U.S. Congress has mandated and the TSA has implemented numerous security procedures and requirements that have imposed and will continue to impose burdens on airlines, passengers and shippers.
Passenger Facility Charges. Most major U.S. airports impose passenger facility charges. The ability of airlines to contest increases in these charges is restricted by federal legislation, DOT regulations and judicial decisions. With certain exceptions, air carriers pass these charges on to passengers. However, our ability to pass through passenger facility charges to our customers is subject to various factors, including market conditions and competitive factors. The current cap on passenger facility charges is $4.50 per segment, subject to an $18 per roundtrip cap; however, there is legislation in Congress to raise the cap on passenger facility charges.
Airport Access. Two U.S. airports at which we operate, John F. Kennedy International Airport in New York (“JFK”) and Reagan National Airport in Washington, D.C., have been designated by the FAA as “high density traffic airports”. From time to time, operations at these airports have been subject to arrival and departure slot restrictions during certain periods of the day. Although slot restrictions at JFK were eliminated as of January 1, 2007, on January 15, 2008, the FAA issued an order limiting the number of scheduled flight operations at JFK during peak hours to address the over-scheduling, congestion and delays at JFK during 2007. The DOT also recently issued a notice of proposed amendment to its Airport Rates and Charges policy that would allow airports to establish non-weight based fees during peak hours in a effort to limit congestion. We cannot predict the outcome of this potential rule change on our costs or ability to operate in congested airports.
Noise Restrictions. Under the Airport Noise and Capacity Act of 1990, or ANCA, and related FAA regulations, aircraft that fly to the United States must comply with certain Stage 3 noise restrictions, which are currently the most stringent FAA operating noise requirements. All of our Copa aircraft meet the Stage 3 requirement.
Other Regulation. FAA regulations also require compliance with the Traffic Alert and Collision Avoidance System, approved airborne windshear warning system and aging aircraft regulations. Our fleet meets these requirements. In addition, all air carriers are subject to certain provisions of the Communications Act of 1934, because of their extensive use of radio and other communication facilities, and are required to obtain an aeronautical radio license from the Federal Communications Commission (FCC). To the extent we are subject to FCC requirements, we have taken and will continue to take all necessary steps to comply with those requirements. Additional U.S. laws and regulations have been proposed from time to time that could significantly increase the cost of airline operations by imposing additional requirements or restrictions on airlines. There can be no assurance that laws and regulations currently enacted or enacted in the future will not adversely affect our ability to maintain our current level of operating results.

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
D. Property, Plants and Equipment
Headquarters
In 2005, we moved into a newly built headquarters building located six miles away from Tocumen International Airport. We have leased five floors consisting of approximately 104,000 square feet of the building from Desarollo Inmobiliario del Este, S.A., an entity controlled by the same group of investors that controls CIASA, under a 10-year lease at a rate of $106,000 per month during the first three years, $110,000 per month from year 4 to year 6, $113,000 from year 7 to year 9 and $116,000 per month in year 10, which we believe to be a market rate. During the fourth quarter of 2006, we sold our previous headquarters building in Panama City to a third party.
Other property
At Tocumen International Airport, we lease a maintenance hangar, operations offices in the terminal, counter space, parking spaces and other operational properties from the entity that manages the airport. We pay approximately $82,000 per month for this leased property. Around Panama City, we also lease various office spaces, parking spaces and other properties from a variety of lessors, for which we pay approximately $8,000 per month in the aggregate.

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
We are a leading Latin American provider of airline passenger and cargo service through our two principal operating subsidiaries, Copa and AeroRepública. Copa operates from its strategically located position in the Republic of Panama, and AeroRepública provides service primarily within Colombia complemented by international flights from various cities in Colombia to Panama’s Tocumen International Airport. We currently operate a fleet of 50 aircraft, 26 Boeing 737-Next Generation aircraft, 18 Embraer 190 aircraft and six MD-80 aircraft. We currently have firm orders, including purchase and lease commitments, for ten Boeing 737-Next Generation and eight Embraer 190s, and purchase rights and options for up eight additional Boeing 737-Next Generation and 22 additional Embraer 190s.
Copa currently offers approximately 125 daily scheduled flights among 40 destinations in 21 countries in North, Central and South America and the Caribbean from its Panama City hub. Copa provides passengers with access to flights to more than 120 other destinations through codeshare arrangements with Continental pursuant to which each airline places its name and flight designation code on the other’s flights. Through its Panama City hub, Copa is able to consolidate passenger traffic from multiple points to serve each destination effectively.
Copa operates a modern fleet of 26 Boeing 737-Next Generation aircraft and 11 Embraer 190 aircraft with an average age of approximately 3.7 years as of December 31, 2007. To meet its growing capacity requirements, Copa has firm orders, including purchase and lease commitments, to accept delivery of 14 additional aircraft through 2012 and has purchase rights and options that, if exercised, would allow it to accept delivery of up to 22 additional aircraft through 2013. Copa’s firm orders are for ten additional Boeing 737-Next Generation aircraft and four additional Embraer 190s, and its purchase rights and options are for up to eight Boeing 737-Next Generation aircraft and up to 14 Embraer 190s.
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
During the second quarter of 2005, we purchased AeroRepública, a Colombian air carrier that was the second-largest domestic carrier in Colombia in terms of number of passengers carried in 2006, providing predominantly point-to-point service among 12 cities in Colombia and to Panama City. AeroRepública currently operates a fleet of seven Embraer 190 and six MD-80s. As part of its fleet modernization and expansion plan, AeroRepública has firm orders, including purchase and lease commitments, to accept delivery of four Embraer 190 aircraft through the end of 2009 and options to purchase up to eight additional Embraer 190 aircraft through 2011.

Fuel is our single largest operating expense and, as a result, our results of operations are likely to continue to be materially affected by the cost of fuel as compared with prior periods. Prices for jet fuel have risen significantly in 2007 and remained at historically high levels. From 2003 to 2007, the average price of West Texas Intermediate crude oil, a benchmark widely used for crude oil prices that is measured in barrels and quoted in U.S. dollars, increased by 134% from $30.99 per barrel to $72.44 per barrel. To date, we have managed to offset some of the increases in fuel prices with higher load factors, fuel surcharges and fare increases. In addition, our relative young, winglet-equipped fleet also helps us mitigate the impact of higher fuel prices. We have hedged approximately 14% of our anticipated fuel needs for 2008 and approximately 3% of our projected fuel consumption for the first quarter of 2009. We will continue to evaluate various hedging strategies, and we may enter into additional hedging agreements in the future.
Our 2005 acquisition of AeroRepública has affected the comparability of our recent results of operations.
On April 22, 2005 we acquired an initial 85.6% equity ownership interest in AeroRepública which was followed by subsequent acquisitions increasing our total ownership interest in AeroRepública to 99.9% as of December 31, 2007. According to the Colombian Civil Aviation Administration, Unidad Especial Administrativa de Aeronáutica Civil, in 2007 AeroRepública was the second-largest domestic carrier in Colombia in terms of number of passengers carried, providing service among 12 cities in Colombia and to Panama City with a point-to-point route network.
We began to consolidate AeroRepública’s results of operations in our consolidated financial statements beginning April 22, 2005. We report AeroRepública’s operations as a separate segment in our financial statements and the related notes. See Note 18 to our audited financial statements included elsewhere in this annual report for segment data for AeroRepública for the year ended December 31, 2007. As a result of this acquisition and our consolidation of AeroRepública’s results as of April 22, 2005, our financial information prior to and after the acquisition is not comparable.
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
According to data from The Preliminary Overview of the Economies of Latin America and the Caribbean, an annual United Nations publication prepared by the Economic Development Division, the economy of Latin America (including the Caribbean) grew by approximately 5.6% in both 2007 and 2006, while the region’s per capita gross domestic product is estimated to have risen by approximately 4.2% in 2007. In recent years, the Panamanian economy has closely tracked the Latin American economy as a whole. In 2007, however, the Panamanian economy grew in real terms by approximately 8.5% (versus 8.1% in 2006), according to the International Monetary Fund’s estimates, and significantly exceeded the growth rate of the region. Inflation in Panama rose approximately 3.8% in 2007 (versus 2.5% in 2006). Additionally, the Colombian economy has experienced relatively stable growth. According to the International Monetary Fund estimates, the Colombian gross domestic product grew by approximately 4.7% in 2005, 6.8% 2006 and 6.6% in 2007, with inflation (as indicated by the consumer price index) rising by approximately 5.0% in 2005, 4.3% in 2006 and 5.5% in 2007.
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
The following table sets forth our capacity, load factor and yields for the periods indicated.

	Year Ended December 31,
	2005	2006	2007
Copa Segment
Capacity (in available seat miles, in millions)	4,408.8	5,239.1	6,297.9
Load factor	73.4%	77.8%	78.4%
Yield (in cents)	14.41	15.49	15.33
AeroRepública Segment(1)
Capacity (in available seat miles, in millions)	950.5	1,627.1	1,620.4
Load factor	62.0%	57.9%	57.2%
Yield (in cents)(2)	16.53	17.79	22.74

(1)	Since April 22, 2005.

(2)	AeroRepública has not historically distinguished between revenue passengers and non-revenue passengers. While we are implementing systems at AeroRepública to record that information, revenue passenger information and other statistics derived from revenue passenger data for the year ended December 31, 2005 has been derived from estimates that we believe to be materially accurate.
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
Aircraft fuel. The price we pay for aircraft fuel varies significantly from country to country primarily due to local taxes. While we purchase aircraft fuel at all the airports to which we fly, we attempt to negotiate fueling contracts with companies that have a multinational presence in order to benefit from volume purchases. During 2007, as a result of the location of its hub, Copa purchased approximately 58% of its aircraft fuel in Panama, where it was able to obtain better prices due to volume discounts. Copa has over eleven suppliers of aircraft fuel across its network. In some cases we tanker fuel in order to minimize our cost by fueling in airports where fuel prices are lowest. Our aircraft fuel expenses are variable and fluctuate based on global oil prices.

From 2003 to 2007, the average price of West Texas Intermediate crude oil, a benchmark widely used for crude oil prices that is measured in barrels and quoted in U.S. dollars, increased by 134% from $30.99 per barrel to $72.44 per barrel. To date, we have managed to offset some of the increases in fuel prices with higher load factors, fuel surcharges and fare increases. In addition, our relative young, winglet-equipped fleet also helps us mitigate the impact of higher fuel prices. Historically, we have not hedged a significant portion of our fuel costs. We have entered into hedging agreements with respect to approximately 14% of our projected fuel needs for 2008 and 3% of our fuel needs for the first quarter of 2009.

	Aircraft Fuel Data
	2003	2004	2005	2006	2007
Copa Segment
Average price per gallon of jet fuel into plane (excluding hedge) (in U.S. dollars)	$1.01	$1.32	$1.87	$2.10	$2.29
Gallons consumed (in thousands)	48,444	50,833	58,924	70,770	85,463
Available seat miles (in millions)	3,226	3,639	4,409	5,239	6,298
Gallons per ASM (in hundredths)	1.50	1.40	1.34	1.35	1.36
AeroRepública(1)
Average price per gallon of jet fuel into plane (excluding hedge) (in U.S. dollars)	—	—	$2.12	$2.24	$2.43
Gallons consumed (in thousands)	—	—	17,887	28,321	26,984
Available seat miles (in millions)	—	—	950	1,627	1,620
Gallons per ASM (in hundredths)	—	—	1.88	1.74	1.67

(1)	Since April 22, 2005.
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
Maintenance, material and repair expenses. Our maintenance, material and repair expenses consist of aircraft repair and charges related to light and heavy maintenance of our aircraft, including maintenance materials. Maintenance and repair expenses, including overhaul of aircraft components, are charged to operating expenses as incurred. With an average age of only 3.7 years as of December 31, 2007, our Copa fleet requires a low level of maintenance compared to the older fleets of some of our competitors. We also currently incur lower maintenance expenses on our Boeing and Embraer aircraft because a significant number of our aircraft parts remain under multi-year warranties. As the age of our fleet increases and when our warranties expire, our maintenance expenses will increase. We only conduct line maintenance internally and outsource heavy maintenance to independent third party contractors. In 2003, we negotiated with GE Engine Services a maintenance cost per hour program for the repair and maintenance of our CFM-56 engines which power our Boeing 737 Next Generation fleet. Our engine maintenance costs are also aided by the sea-level elevation of our hub and the use of winglets which allow us to operate the engines on our Boeing 737-700s with lower thrust, thus putting less strain on the engines.

Line maintenance for AeroRepública’s MD-80s and Embraer fleet is performed by AeroRepública’s in-house maintenance staff. Heavy maintenance for the MD-80s is performed by FAA-certified third-party aviation maintenance companies. The average age of AeroRepública’s fleet as of December 31, 2007 was 7.4 years.
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
Other includes publicity and promotion expenses, expenses related to our cargo operations, technology related initiatives and miscellaneous other expenses.
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
AeroRepública’s taxes are based on Colombian income tax legislation, which calculates tax based on the higher of the “ordinary” and “presumptive” income. “Ordinary” income is defined as the company’s operating results under Colombian GAAP and “presumptive” income is defined as 3% of net assets under Colombian GAAP.
We are also subject to local tax regulations in each of the other jurisdictions where we operate, the great majority of which are related to the taxation of our income. In some of the countries to which we fly, we do not pay any income taxes because we do not generate income under the laws of those countries either because they do not have income tax or due to treaties or other arrangements those countries have with Panama. In the remaining countries, we pay income tax at a rate ranging from 25% to 34% of our income attributable to those countries. Different countries calculate our income in different ways, but they are typically derived from our sales in the applicable country multiplied by our net margin or by a presumed net margin set by the relevant tax legislation. The determination of our taxable income in several countries is based on a combination of revenues sourced to each particular country and the allocation of expenses to that particular country. The methodology for multinational transportation company sourcing of revenue and expense is not always specifically prescribed in the relevant tax regulations, and therefore is subject to interpretation by both ourselves and the respective tax authorities. Additionally, in some countries, the applicability of certain regulations governing non-income taxes and the determination of our filing status are also subject to interpretation. We cannot estimate the amount, if any, of the potential tax liabilities that might result if the allocations, interpretations and filing positions we use in preparing our income tax returns were challenged by the tax authorities of one or more countries. It is possible that we may become subject to tax in jurisdictions in which, for prior years, we had not been subject to tax and that, in the future, we may become subject to increased taxes in the countries to which we fly.

Under a reciprocal exemption confirmed by a bilateral agreement between Panama and the United States, we are exempt from the U.S. source transportation income tax derived from the international operation of aircraft.
We paid taxes totaling approximately $7.4 million in 2005, $11.3 million in 2006 and $16.6 million in 2007.
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
Goodwill and indefinite-lived purchased intangible assets. In accordance with SFAS No. 142, “Goodwill and Other Intangible Assets”, we perform impairment testing of goodwill separately from impairment testing of indefinite-lived intangibles. We test goodwill for impairment, at least annually, by comparing the book value to the fair value at the reporting segment level and individually test indefinite-lived intangibles, at least annually, by comparing the individual book values to fair values. Considerable management judgment is necessary to evaluate the impact of operating and macroeconomic changes and to estimate future cash flows to measure fair value. Assumptions used in our impairment evaluations are consistent with internal projections and operating plans. We did not recognize any impairment charges for goodwill or intangibles assets during the years presented. All of our goodwill and indefinite-lived intangible are allocated in the AeroRepública segment and are tested annually for impairment. For the years ended December 2007 and 2006, amounts of goodwill and intangible assets have changed due to exchange effect.

Derivative instruments used for aircraft fuel. We periodically enter into crude oil call options, jet fuel zero cost collars, and jet fuel swap contracts to provide for short to mid-term hedge protection (generally three to eighteen months) against sudden and significant increases in jet fuel prices, while simultaneously ensuring that we are not competitively disadvantaged in the event of a substantial decrease in the price of jet fuel. We do not hold or issue derivative financial instruments for trading purposes. Derivative contracts signed during 2006 were accounted for as cash flow hedges for financial reporting purposes. They are recorded at fair value with changes reflected in prepayments and other current assets or other current liabilities in the accompanying Consolidated Balance Sheets with the offset to “Accumulated other comprehensive loss,” net of hedge ineffectiveness. Hedge ineffectiveness included in “Other non-operating income (expense)” in the accompanying Consolidated Statement of Income was a gain of $0.7 million and a loss of $0.7 million in 2007 and 2006, respectively. Our losses related to fuel hedging instruments included in aircraft fuel in our Consolidated Statement of Income was $19 thousand and $3.1 million in 2007 and 2006, respectively. The fair value of derivative contracts amounted to a gain of $7.0 million in 2007 and was recorded in “Other current assets” and a loss of $6.1 million in 2006, that was recorded in “Other current liabilities” in the Consolidated Balance Sheet. Our purchases of jet fuel are made substantially from one supplier. For derivative contracts that do not qualify as hedges for financial reporting purposes, all changes in the fair value, which amounted to a gain of $8.4 million, a loss of $1.8 million and a gain of $0.2 million in years 2007, 2006, and 2005, respectively, were recorded as a component of “Other, net” within “Non-operating income (expense).” None of the derivative contracts we entered into in 2007 are accounted for under hedge accounting.
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
Additionally, although our aircraft lease agreements specifically provide that we, as lessee, are responsible for maintenance of the leased aircraft, we do, under certain of our existing lease agreements, pay maintenance reserves to aircraft and engine lessors that are to be applied towards the cost of future maintenance events. These reserves are calculated based on a performance measure, such as flight hours, and are specifically to be used to reimburse third-party providers that furnish services in connection with maintenance of our leased aircraft. If there are sufficient funds on deposit to pay the invoices submitted, they are paid. However, if amounts on deposit are insufficient to cover the invoices, we must cover the shortfall because, as noted above, we are legally responsible for maintaining the lease aircraft. Under four of our existing aircraft lease agreements, if there are excess amounts on deposit at the expiration of the lease, the lessor is entitled to retain any excess amounts. The maintenance reserves paid under our lease agreements do not transfer either the obligation to maintain the aircraft or the cost risk associated with the maintenance activities to the aircraft lessor. In addition, we maintain the right to select any third-party maintenance providers. Therefore, we record these amounts as prepaid maintenance within “Other Assets” on our balance sheet and then recognize maintenance expense when the underlying maintenance is performed, in accordance with our maintenance accounting policy. Any excess amounts retained by the lessor upon the expiration of the lease, which are not expected to be material, would be recognized as additional aircraft rental expense when it becomes probable that we would not benefit from such excess, mostly at expiration of the lease.
Recently Issued Accounting Pronouncement
In February 2007, the Financial Accounting Standards Board (“FASB”) issued Statement No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (“SFAS 159”). This standard allows entities to voluntarily choose, at specified election dates, to measure many financial assets and financial liabilities (as well as certain non-financial instruments that are similar to financial instruments) at fair value (the “fair value option”). The election is made on an instrument-by-instrument basis and is irrevocable. If the fair value option is elected for an instrument, SFAS 159 specifies that all subsequent changes in fair value for that instrument shall be reported in earnings. SFAS 159 becomes effective for the fiscal years beginning after November 15, 2007. We are currently evaluating the potential impact, if any, that the adoption of SFAS 159 will have on our consolidated financial position or results of operations.

In September 2006, the FASB issued Statement No. 157, “Fair Value Measurements” (“SFAS 157”), which defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. SFAS 157 applies to other accounting pronouncements that require or permit fair value measurements, but does not require any new fair value measurements. SFAS 157 is effective for us as of January 1, 2008; however, in February 2008, the FASB issued a FASB Staff Position that defers the effective date for us to January 1, 2009 for all nonfinancial assets and liabilities, except those that are recognized or disclosed in the financial statements at fair value on a recurring basis (that is, at least annually). We are currently finalizing the evaluation of the potential impact the adoption of SFAS 157 will have on our consolidated financial position and results of operations. Based on our preliminary analysis we do not expect any significant impact.
In December 2007, the FASB issued Statement No. 141 (Revised 2007), “Business Combinations” (“SFAS 141(R)”). SFAS 141(R) will change the accounting for business combinations. Under SFAS 141(R), an acquiring entity will be required to recognize all the assets acquired and liabilities assumed in a transaction at the acquisition-date fair value with limited exceptions. SFAS 141(R) will change the accounting treatment and disclosure for certain specific items in a business combination. SFAS 141(R) applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. Accordingly, any business combinations the Company engages in will be recorded and disclosed following existing US GAAP until January 1, 2009. We expect SFAS 141(R) will have an impact on accounting for business combinations once adopted but the effect is dependent upon acquisitions at that time.
In December 2007, the FASB issued Statement No. 160, “Noncontrolling Interests in Consolidated Financial Statements—An Amendment of ARB No. 51” (“SFAS 160”). SFAS 160 establishes new accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. SFAS 160 is effective for fiscal years beginning on or after December 15, 2008. We believe that SFAS 160 should not have impact on the consolidated financial position or results of our operations.
In March 2008, the FASB issued Statement No. 161, “Disclosures about Derivative Instruments and Hedging Activities — an amendment of FASB Statement No. 133” (“SFAS 161”). SFAS 161 requires enhanced disclosures about an entity’s derivative and hedging activities. SFAS 161 is effective for fiscal years beginning on or after November 15, 2008. We believe that SFAS 161 should not have impact on the consolidated financial position or results of our operations.
Gain from Involuntary Conversion
In 2007, we recorded an $8.0 million gain on involuntary conversion of non-monetary assets to monetary assets related to insurance proceeds in excess of aircraft book value.
Special Fleet Charges
In 2007, we decided to terminate early five MD-80 aircraft leases, in connection with the transition of AeroRepública’s fleet to Embraer 190. Penalties paid for early termination are recognized as Special Fleet Charges in the Statement of Income.
Results of Operation
The following table shows each of the line items in our income statements for the periods indicated as a percentage of our total operating revenues for that period:

	Year Ended December 31,
	2005(1)	2006	2007
Operating revenues:
Passenger revenue	92.6%	93.9%	94.1%
Cargo, mail and other	7.4%	6.1%	5.9%
Total	100.0%	100.0%	100.0%
Operating expenses:
Aircraft fuel	(24.5)%	(25.6)%	(25.8)%
Salaries and benefits	(11.5)%	(10.7)%	(11.4)%
Passenger servicing	(8.3)%	(7.6)%	(8.1)%
Commissions	(7.4)%	(6.8)%	(6.4)%

	Year Ended December 31,
	2005(1)	2006	2007
Reservation and sales	(4.8)%	(4.5)%	(4.7)%
Maintenance, materials and repairs	(5.3)%	(5.9)%	(5.0)%
Depreciation	(3.3)%	(2.9)%	(3.4)%
Flight operations	(4.1)%	(4.0)%	(4.3)%
Aircraft rentals	(4.5)%	(4.5)%	(3.8)%
Landing fees and other rentals	(2.9)%	(2.8)%	(2.6)%
Other	(5.4)%	(5.3)%	(5.4)%
Special fleet charges	—	—	(0.7)%
Gain from involuntary conversion	—	—	0.8%
Total	(82.1)%	(80.5)%	(80.8)%
Operating income	17.9%	19.5%	19.2%
Non-operating income (expenses):
Interest expense	(3.6)%	(3.4)%	(4.3)%
Interest capitalized	0.2%	0.2%	0.3%
Interest income	0.6%	0.9%	1.2%
Other, net	0.1%	0.0%	1.1%
Total	(2.7)%	(2.3)%	(1.8)%
Income/(loss) before income taxes	15.2%	17.2%	17.4%
Income taxes	(1.6)%	(1.4)%	(1.7)%
Net income	13.6%	15.7%	15.8%

(1)	Includes results from our AeroRepública segment for the period from April 22, 2005 to December 31, 2005.
Year 2007 Compared to Year 2006
Our consolidated net income in 2007 totaled $161.8 million, a 20.9% increase over net income of $133.8 million in 2006. We had consolidated operating income of $197.5 million in 2007, an 18.9% increase over operating income of $166.1 million in 2006. Our consolidated operating margin in 2007 was 19.2%, a decrease of 0.3 percentage points over an operating margin of 19.5% in 2006.
Operating revenue
Our consolidated revenue totaled $1.0 billion in 2007, a 20.7% increase over operating revenue of $851.2 million in 2006 due to increases in both passenger and cargo revenues.
Copa segment operating revenue
Copa’s operating revenue totaled $806.2 million in 2007, a 19.2% increase over operating revenue of $676.2 million in 2006 due to increases in both passenger and cargo revenues.
Passenger revenue. Passenger revenue totaled $756.4 million in 2007, a 19.9% increase over passenger revenue of $631.1 million in 2006. This increase resulted primarily from the addition of capacity (ASMs increased by 20.2% in 2007 as compared to 2006) that resulted from an increase in departures and, to a lesser extent, longer average stage length. Revenues also increased due to our higher overall load factor (load factor increased from 77.8% in 2006 to 78.4% in 2007) during the period, partially offset by a 1.0 decrease in passenger yield to 15.33 cents.
Cargo, mail and other. Cargo, mail and other revenue totaled $49.8 million in 2007, a 10.5% increase over cargo, mail and other revenue of $45.0 million in 2006. This increase was primarily the result of higher excess baggage fees and higher cargo revenue resulting from an increase in belly space capacity available.
AeroRepública segment operating revenue
AeroRepública’s operating revenue totaled $226.0 million in 2007, an increase of $50.2 million over operating revenue of $175.9 million registered during 2006 resulting from an increase in both passenger and cargo revenues. This increase resulted primarily from higher passenger yield (yield increased from 17.79 cents in 2006 to 22.74 cents) during the period, partly due to a stronger Colombian currency.

Operating expenses
Our consolidated operating expenses totaled $829.8 million in 2007, a 21.1% increase over operating expenses of $685.0 million in 2006 that was primarily attributable to the growth of our operations and higher fuel cost.
In 2007, our operating expenses per available seat mile excluding aircraft fuel was 7.13 cents, a 4.7% increase over operating expenses per available seat mile excluding aircraft fuel of 6.81 cents in 2006. Aircraft fuel per available seat mile was 3.35 cents in 2007, compared to 3.17 cents in 2006. In 2007, our total operating expenses per available seat mile was 10.48 cents, a 5.0% increase over operating expenses per available seat mile of 9.98 cents in 2006.
An overview of the major variances on a consolidated basis follows:
Aircraft fuel. Aircraft fuel totaled $265.4 million in 2007, a 21.9% increase over aircraft fuel of $217.7 million in 2006. This increase was primarily a result of higher fuel costs and higher fuel consumption.
Salaries and benefits. Salaries and benefits totaled $116.7 million in 2007, a 27.7% increase over salaries and benefits of $91.4 million in 2006. This increase was primarily a result of an overall increase in headcount to support our operations.
Passenger servicing. Passenger servicing totaled $82.9 million in 2007, a 28.8% increase over passenger servicing of $64.4 million in 2006. This increase was primarily a result of an increase in Copa’s capacity and on-board passengers.
Commissions. Commissions totaled $65.9 million in 2007, a 14.1% increase over commissions of $57.8 million in 2006. This increase was primarily a result of higher passenger revenue.
The remaining operating expenses totaled $298.8 million in 2007, an increase of $45.1 million in 2007.
Copa segment operating expenses
The breakdown of operating expenses per available seat mile is as follows:

	Year Ended
	December 31,		Percent
	2006	2007	Change
	(in cents)
Operating Expenses per ASM:
Salaries and benefits	1.43	1.45	1.4%
Passenger servicing	1.03	1.09	5.2%
Commissions	0.77	0.74	(4.5)%
Reservation and sales	0.58	0.57	(2.1)%
Maintenance, materials and repairs	0.52	0.62	18.8%
Depreciation	0.45	0.49	7.6%
Flight operations	0.54	0.58	7.4%
Aircraft rentals	0.46	0.44	(3.2)%
Landing fees and other rentals	0.35	0.32	(9.4)%
Other	0.64	0.61	(4.3)%

Total operating expenses per ASM before aircraft fuel	6.78	6.90	1.8%
Aircraft fuel	2.95	3.17	7.6%

Total operating expenses per ASM	9.73	10.08	3.6%

Aircraft fuel. Aircraft fuel totaled $199.7 million in 2007, a 29.4% increase over aircraft fuel of $154.3 million in 2006. This increase was primarily a result of a 7.0% increase in the all-in average price per gallon of jet fuel ($2.29 in 2007 compared to $2.14 in 2006) and the consumption of 20.8% more fuel due to a 16.2% increase in departures and an increase in average stage length. Aircraft fuel per available seat mile increased by approximately 7.6% due to the increase in average fuel cost per gallon.
Salaries and benefits. Salaries and benefits totaled $91.2 million in 2007, a 21.9% increase over salaries and benefits of $74.9 million in 2006. This increase was mainly a result of an overall increase in operating headcount to support increased capacity deployed during the year. Salaries and benefits per available seat mile increased by 1.4%.
Passenger servicing. Passenger servicing totaled $68.6 million in 2007, a 26.7% increase over passenger servicing of $54.2 million in 2006. This increase was primarily a result of Copa’s 20.2% increase in capacity and the effect of flying to higher cost destinations. Passenger servicing per available seat mile increased by 5.2%.
Commissions. Commissions totaled $46.4 million in 2007, a 14.8% increase over commissions of $40.4 million in 2006. This increase was primarily a result of higher passenger revenue partially offset by lower average commission rate. Commissions per available seat mile decreased by 4.5%.
Reservations and sales. Reservations and sales totaled $35.9 million in 2007, a 17.7% increase over reservations and sales of $30.5 million in 2006. This increase was primarily a result of an 11.3% increase in charges related to global distribution systems resulting from a 13.9% increase in on-board passengers and a 4.3% increase in average rates. Reservations and sales expenses per available seat mile decreased by 2.1%.
Maintenance, materials and repairs. Maintenance, materials and repairs totaled $39.2 million in 2007, a 42.8% increase over maintenance, materials and repairs of $27.5 million in 2006. This increase was primarily a result of more overhaul events. Maintenance, materials and repair per available seat mile increased by 18.8%.
Depreciation. Depreciation totaled $30.7 million in 2007, a 29.4% increase over depreciation of $23.7 million in 2006, as a result of higher depreciation attributable to our acquisition of four new Embraer 190 and two new Boeing 737-700 aircraft in 2006, and five new Embraer 190 and two new Boeing 737-800 aircraft in 2007. Depreciation per available seat mile increased by 7.6%.
Flight operations, aircraft rentals and landing fees and other rentals. Combined, flight operations, aircraft rentals and landing fees and other rentals increased from $70.8 million in 2006 to $84.7 million in 2007, primarily as a result of Copa’s 20.2% increase in capacity. Combined flight operations, aircraft rentals and landing fees and other rentals per available seat mile remained flat.
Other. Other expenses totaled $38.1 million in 2007, a 14.3% increase over other expenses of $33.3 million in 2006. This increase was primarily a result of an increase in OnePass frequent flyer miles earned by customers during the period, as well as higher transaction taxes in several of the countries we fly. Other expenses per available seat mile decreased by 4.3%.
AeroRepública segment operating expenses
AeroRepública’s operating expenses totaled $200.5 million in 2007, an increase of $24.1 million over operating expenses of $176.4 million reported during 2006 primarily due to a 5.7% increase in departures, the strengthening of the Colombian currency and the effect of special fleet charges related to costs associated with terms negotiated for the early termination of three MD-80 aircraft as a result of AeroRepública’s ongoing transition to a more fuel efficient all Embraer 190 fleet.

Non-operating income (expense)
Our consolidated non-operating expenses totaled $18.6 million in 2007, a decrease over non-operating expenses of $20.0 million in 2006, attributable primarily to higher other non-operating income and higher interest income, partially offset by higher interest expense.
Copa segment non-operating income (expense)
Non-operating expense totaled $6.1 million in 2007, a decrease from non-operating expense of $11.1 million in 2006, attributable primarily to higher interest income and higher other non-operating income partially offset by higher interest expense.
Interest expense. Interest expense totaled $36.3 million in 2007, a 34.9% increase over interest expense of $26.9 million in 2006, primarily resulting from the full year effect of the financing related to aircraft purchased in 2006, as well as the effect of the financing related to aircraft purchased in 2007. The average effective interest rates on our debt also increased by 32 basis points from 5.24% during 2006 to 5.56% during 2007. At period’s end, interest rate on approximately 49% of our outstanding debt was fixed at an average effective rate of 4.71%.
Interest capitalized. Interest capitalized totaled $2.6 million in 2007, a 50.2% increase over interest capitalized of $1.7 million in 2006, resulting from higher average monthly balance relating to pre-delivery payments on aircraft.
Interest income. Interest income totaled $11.7 million in 2007, a 70.2% increase over interest income of $6.9 million in 2006. This increase was mainly a result of our higher average cash and investment balance over the year and higher interest rates during the period.
Other, net. Other, net income totaled $15.9 million in 2007, an $8.7 million increase over other, net income of $7.2 million in 2005. This change was primarily the result of an increase of $9.1 million in the market value of fuel hedge instruments.
AeroRepública segment non-operating income (expense)
Non-operating expense totaled $12.2 million in 2007, an increase over non-operating expense of $8.9 million in 2006, attributable primarily to higher interest expense.
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

Depreciation. Depreciation totaled $23.7 million in 2006, a $4.4 million increase over depreciation of $19.3 million in 2005, as a result of higher depreciation attributable to our acquisition of two new Embraer 190 aircraft in 2005, five new Embraer 190 aircraft in 2006 and two new Boeing 737-700 aircraft in 2006. Depreciation per available seat mile increased by 3.8%.
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
Interest capitalized. Interest capitalized totaled $1.7 million in 2006, a 57.1% increase over interest capitalized of $1.1 million in 2005, resulting from higher average monthly balance relating to pre-delivery payments on aircraft.
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

B. Liquidity and Capital Resources
In recent years, we have been able to meet our working capital requirements through cash from our operations. Our capital expenditures, which consist primarily of aircraft purchases, are funded through a combination of our cash from operations and long-term financing. From time to time, we finance pre-delivery payments related to our aircraft with medium-term financing in the form of commercial banks loans and/or bonds privately placed with commercial banks. Our accounts receivable at December 31, 2007 increased by $13.1 million compared with December 31, 2006, primarily as a result of the growth in operating revenues.
Our cash, cash equivalents and short-term investments at December 31, 2007 increased by $111.0 million to $308.4 million. At December 31, 2007 we had available credit lines totaling $34.5 million under which there were no amounts outstanding.
Operating Activities
We rely primarily on cash flows from operations to provide working capital for current and future operations. Cash flows from operating activities totaled $221.9 million in 2007, $193.5 million in 2006 and $115.4 million in 2005. The increase in operating cash flows over these periods was primarily due to the growth of our business.
Investing Activities
During 2007, our capital expenditures were $366.1 million, which consisted primarily of expenditures related to our purchase of nine Embraer 190 aircraft and two Boeing 737-800 aircraft, as well as to expenditures related to advance payments on aircraft purchase contracts. During 2006, our capital expenditures were $252.0 million, which consisted primarily of expenditures related to our purchase of five Embraer 190 aircraft and two Boeing 737-700 aircraft, as well as to expenditures related to advance payments on aircraft purchase contracts. During 2005, our capital expenditures were $112.8 million, which consisted primarily of expenditures related to our purchase of two Embraer 190 aircraft, as well as to expenditures related to advance payments on aircraft purchase contracts.
Financing Activities
Financing activities during 2007 consisted primarily of $329.1 million of financing for nine Embraer 190 aircraft, two Boeing 737-800 aircraft and aircraft pre-delivery payments, the repayment of $87.3 million in long-term debt and $13.6 million in dividends declared and paid.
Financing activities during 2006 consisted primarily of $254.6 million of financing for Embraer 190 aircraft, two Boeing 737-700 aircraft and aircraft pre-delivery payments ($27.5 million of the proceeds of which were used to redeem privately-placed bonds used for pre-delivery payments related to those aircraft), the repayment of $27.5 million in privately-placed bonds, the repayment of $77.2 million in long-term debt and $8.3 million in dividends declared and paid.
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
Over the past several months, several banks and other financial institutions in the United States have announced multi-billion dollar write-downs related to their exposure to mortgage-backed securities and other financial instruments. Although we have not experienced any difficulty obtaining financing, these write downs, combined with other factors, has led to a tightening in the credit markets, which could impact our ability to obtain lease or debt financing on terms attractive to us, or at all, in the future.

We have financed the acquisition of 19 Boeing 737-Next Generation aircraft and three spare engines through syndicated loans provided by international financial institutions with the support of partial guarantees issued by the Export-Import Bank of the United States, or Ex-Im, with repayment profiles of 12 years. The Ex-Im guarantees support 85% of the net purchase price and are secured with a first priority mortgage on the aircraft in favor of a security trustee on behalf of Ex-Im. The documentation for each loan follows standard market forms for this type of financing, including standard events of default. Our Ex-Im supported financings amortize on a quarterly basis, are denominated in dollars and originally bear interest at a floating rate linked to LIBOR. Our Ex-Im guarantee facilities typically offer an option to fix the applicable interest rate. We have exercised this option with respect to $355.5 million as of December 31, 2007 at an average weighted interest rate of 4.71%. The remaining $35.2 million bears interest at an average weighted interest of LIBOR plus 0.03%. At December 31, 2007, the total amount outstanding under our Ex-Im-supported financings totaled $390.7 million.
We effectively extend the maturity of our Boeing aircraft financing to 15 years through the use of a “Stretched Overall Amortization and Repayment,” or SOAR, structure which provides serial draw-downs calculated to result in a 100% loan accreting to a recourse balloon at the maturity of the Ex-Im guaranteed loan. The SOAR portions of our facilities require us to maintain certain financial covenants, including an EBITDAR to fixed charge ratio, a long-term obligations to EBITDAR ratio and a minimum unrestricted cash balance. To comply with the first ratio, our EBITDA plus aircraft rent expense, or EBITDAR, for the prior year must be at least 2.0 times our fixed charge expenses (including interest, commission, fees, discounts and other finance payments) for that year. To comply with the second ratio, our long-term obligations must be no more than six times EBITDAR. Third, our cash, cash equivalents and short-term investment balance should be at least $50 million. As of December 31, 2007, we complied with all required covenants. We also pay a commitment fee on the unutilized portion of our SOAR loans.
We also typically finance approximately 10% of the purchase price of our Boeing aircraft through commercial loans which totaled $15.2 million as of December 31, 2007. Under the commercial loan agreements for aircraft received in 2002, we are required to comply with four specific financial covenants. The first covenant requires our EBITDAR for the prior year to be at least 2.0 times our finance charge expenses (including interest, commission, fees, discounts and other finance payments). The second covenant limits our net borrowings to 85% of our capitalization. The third covenant requires our tangible net worth to be at least $120 million. The last covenant requires us to maintain a minimum of $50 million in available cash (including cash equivalents and committed credit facilities). As of December 31, 2007, we complied with all required covenants.
Our Embraer aircraft purchases are not eligible for Ex-Im guaranteed financing. During 2005, we secured a senior term loan facility in the amount of $134 million for the purchase of six Embraer 190 aircraft. The loans have a term of twelve years. During 2005, we utilized $43.8 million of this facility and the remaining $90.1 million was drawn during 2006. During 2006, we secured a senior and junior term loan facility in the amount of $239.6 million for the purchase of ten Embraer 190 aircraft. The loans have a term of twelve years. During 2006, we utilized $23.8 million of this facility and the remainder was drawn during 2007. Under this loan agreement we are required to comply with certain financial covenants. The first covenant requires our EBITDAR for the prior year to be at least 2.5 times our fixed charge expenses (including interest, commission, fees, discounts and other finance payments) for that year. The second covenant requires a total liability plus operating leases minus operating cash to tangible net worth ratio of less than 5.5. The third covenant requires our tangible net worth to be at least $160 million. The last covenant requires us to maintain a minimum of $75 million in available cash, cash equivalents and short-term investments. As of December 31, 2007, we complied with all required covenants.
During 2006, we secured a medium term loan facility in the amount of $36.3 million for the financing of pre-delivery payments of two Boeing 737-800 aircraft having delivery months of May and November 2008. During 2007, we secured a medium term loan facility in the amount of $37.5 million for the financing of pre-delivery payments of two Boeing 737-800 aircraft having delivery months of May and October 2009. We have granted, for the benefit of the bank, a first priority security interest in the rights, title and interest over the two Boeing 737-800 aircraft. Interest on the loans is paid on a quarterly basis with the principal balance to be repaid upon delivery of the aircraft.

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
We have placed firm purchase orders with The Boeing Company for eight Boeing 737-Next Generation aircraft and we have purchase rights and options for an additional eight Boeing 737-Next Generation aircraft. We have also placed firm purchase orders with Embraer for four Embraer 190 aircraft and we have options to purchase an additional 22 Embraer 190 aircraft. The schedule for delivery of our firm purchase orders is as follows: six in 2008, two in 2009, two in 2011 and two in 2012. We meet our pre-delivery deposit requirements for our Boeing 737-Next Generation aircraft by paying cash, or by using medium-term borrowing facilities and/or vendor financing for deposits required 24 to 6 months prior to delivery. Pre-delivery deposits for our Embraer 190 aircraft are required 18, 12 and 6 months prior to delivery. We fund these deposits with our own cash.
We maintain available facilities for letters of credit with several banks with outstanding balances of $33.8 million and $27.3 million at December 31, 2007 and 2006, respectively. These letters of credit are pledged for aircraft rentals, maintenance and guarantees for airport facilities. Of this total, $22.1 million are letters of credit opened on behalf of AeroRepública for the same purposes listed above.
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
D. Trend Information
We seek to expand our Copa Airlines operation by adding frequencies and new routes with the addition of seven new aircraft to our fleet in 2008, including two Boeing-737 Next Generation and four Embraer 190 aircraft. We recently announced a new route for 2008 to Port-of-Spain, Trinidad and Tobago. For the remainder of 2008, we expect to continue to concentrate on keeping our operating costs low and pursuing ways to make our operations more efficient.
We intend to continue developing initiatives to improve the operations at AeroRepública. As part of our plan to modernize AeroRepública’s fleet, we currently expect to take delivery of four Embraer aircraft during 2008. We seek to make further improvements at AeroRepública, including a continued focus on on-time performance, further integration of Copa’s and AeroRepública’s network through codesharing agreements and improvement of overall efficiency.
We expect jet fuel prices will continue to be high in 2008 and expect to continue evaluating fuel hedging programs to help protect us against short-term movements in crude oil prices.
We expect our operating capacity to increase 17% in 2008, primarily as a result of the addition of six new aircraft to Copa’s fleet, and to a lesser extent due to the addition of AeroRepublica’s four new aircraft.

E. Off-balance sheet arrangements
None of our operating lease obligations are reflected on our balance sheet and we have no other off-balance sheet arrangements. We are responsible for all maintenance, insurance and other costs associated with operating these aircraft; however, we have not made any residual value or other guarantees to our lessors.
F. Tabular Disclosure of Contractual Obligations
Our non-cancelable contractual obligations at December 31, 2007 included the following:

	At December 31, 2007
		Less than	1-3	3-5	More than
	Total	1 Year	Years	Years	5 Years
	(in thousands of dollars)
Aircraft and engine purchase commitments	213,534	172,895	40,639	—	—
Aircraft operating leases	292,696	37,538	81,614	69,845	103,699
Other operating leases	38,928	7,359	12,083	9,208	10,278
Short-term debt and long-term debt(1)	1,023,050	156,274	202,073	205,255	459,448
Total	1,568,208	374,066	336,409	284,308	573,425

(1)	Includes actual interest and estimated interest for floating-rate debt based on December 31, 2007 rates.
Most contract leases include renewal options. Non-aircraft related leases have renewable terms of one year, and their respective amounts included in the table above have been estimated through 2012, but we cannot estimate amounts with respect to those leases for later years. Our leases do not include residual value guarantees.
The Company has a Prepaid Pension Asset, but estimates that contribution payments to the plan, which reflect expected future services, will be $0.8 million for 2008.
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
The following table sets forth the name, age and position of each member of our board of directors as of April 30, 2008. A brief biographical description of each member of our board of directors follows the table.

Name	Position	Age
Pedro Heilbron	Chief Executive Officer and Director	50
Stanley Motta	Chairman and Director	62
Osvaldo Heilbron	Director	82
Jaime Arias	Director	73
Ricardo Alberto Arias	Director	68
Alberto C. Motta, Jr.	Director	61
Mark Erwin	Director	52
Joseph Fidanque III	Director	41
Jose Castañeda Velez	Director	64
Roberto Artavia Loria	Director	49
Alfredo Arias Loredo	Director	61

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
The following table sets forth the name, age and position of each of our executive officers as of April 30, 2008. A brief biographical description of each of our executive officers follows the table.

Name	Position	Age
Pedro Heilbron	Chief Executive Officer	50
Victor Vial	Chief Financial Officer	42
Lawrence Ganse	Senior Vice-President of Operations	65
Daniel Gunn	Vice-President of Commercial and Planning	40
Jaime Aguirre	Vice President of Maintenance	47
Vidalia de Casado	Vice President of Passenger Services	51
Leo Marchosky	Vice-President of Human Resources	51
Joe Mohan	Vice-President of Marketing and Sales	39
Roberto Junguito Pombo	Chief Executive Officer of AeroRepública	38
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
Captain Lawrence Ganse has been our Senior Vice-President of Operations and Chief Operating Officer since 2000. Captain Ganse has 43 years of experience in the airline industry, including management positions at TWA, Northwest Airlines, and, most recently, Grupo TACA in El Salvador. Captain Ganse is a long standing member of the IATA Operations Committee. Captain Ganse received a B.B.A. in Aviation Administration from the University of Miami and an M.B.A. in Management Science from California State University at Hayward.
Mr. Daniel Gunn has been our Vice-President of Commercial and Planning since the first quarter of 2008. Prior to this Mr. Gunn had served as Vice-President of Planning and Alliances since 2002. He joined Copa in 1999 and has served as our Director of Alliances and Senior Director of Planning and Alliances. Prior to joining Copa, he spent five years with American Airlines holding positions in Finance, Real Estate and Alliances. Mr. Gunn received a B.A. in Business & Economics from Wheaton College and an M.B.A. with an emphasis in Finance and International Business from the University of Southern California.

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
Dr. Leo Marchosky has been our Vice-President of Human Resources since February 2008. Before joining Copa, he was CEO and President of Novartis Mexico and previously held top management and regional positions with the same company in Latin America, Asia and Europe. Dr. Marchosky has a Master in Business Administration from the Sao Paulo Business School in Brazil, and is also an MD with a specialty in Internal Medicine.
Mr. Joe Mohan has been our Vice-President of Marketing and Sales since February 2008. Prior to joining Copa, he was the Senior Vice President of Sales at American Land Lease and held several senior positions at Continental Airlines. Mr. Mohan received a B.A. in Economics from the University of Florida and a M.B.A. with an emphasis on strategy from Georgetown University.
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
B. Compensation
In 2007, we paid an aggregate of approximately $2.9 million in cash compensation to our executive officers. During 2006, we also set aside $3.0 million for payment to senior management related to covenants not to compete with us in the future. We have not set aside any other funds for future payments to executive officers.
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

Managers, officers and key employees, not on our senior management team, were granted 88,025 non vested stock awards which vest on the second anniversary of the grant date. In March 2007, the Compensation Committee of our Board of Directors granted 16,955 shares of non-vested stock awards to certain named executive officers, which vest over three years in yearly installments equal to one-third of the awarded stock on each of the three anniversaries of the grant date. Non-vested stock awards were measured at their fair value, which is the same amount for which a similarly restricted share would be issued to third party, on the grant date. The fair value of these non-vested stocks award was $53.14 and $21.10 for the 2007 and the 2006 grants, respectively.
In March 2007, the Compensation Committee of our Board of Directors granted, for the first time, 35,657 equity stock options to certain named executive officers, which vest over three years in yearly installments equal to one-third of the awarded stock on each of the three anniversaries of the grant date. The exercise price of the options is $53.14, which is the market price of the Company’s stock at the grant date. The stock options have a contractual term of 10 years.
The weighted-average fair value of the stock options at the grant date was $22.33, and was estimated using the Black-Scholes option-pricing model assuming an expected dividend yield of 0.58%, expected volatility of approximately 37.8% based on historical volatility, weighted average risk-free interest rate of 4.59%, and an expected term of 6 years calculated under the simplified method.
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
The total compensation cost recognized for non-vested stocks and options awards was $4.8 and $3.3 million in 2007 and 2006, respectively, and were recorded as a component of “Salaries and benefits” within Operating expense.
During first quarter of 2008, the Compensation Committee of our Board of Directors approved two new stock compensation plans. Awards were granted under these new plans for 62,935 shares of non-vested stock awards, which will vest over three years. We estimate the fair value of these awards to be approximately $2.4 million and the 2008 compensation cost for these plans to be $0.6 million.
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
Currently, our board of directors is comprised of eleven members. The number of directors elected each year alternates between six directors and five directors. Messrs. Pedro Heilbron, Osvaldo Heilbron, Ricardo Arias, Mark Erwin, and Roberto Artavia were each re-elected to two-year terms at our annual shareholders’ meeting held on May 12, 2006 and will be seeking re-election at this year’ shareholders meeting scheduled for May 2008. In December 2006, Mr. Alfredo Arias Loredo was elected as an independent Director to hold office until the 2008 annual shareholders’ meeting. Messrs. Stanley Motta, Jaime Arias, Alberto C. Motta Jr., Joseph Fidanque and José Castañeda were re-elected to two-year terms at our annual shareholders’ meeting held on May 9, 2007. Our charter does not have a mandatory retirement age for our directors.
Pursuant to contractual arrangements with us and CIASA, Continental is entitled to designate one of our directors and CIASA is entitled to designate seven of our directors.

Committees of the Board of Directors
Audit Committee. The Audit Committee’s primary function is to assist the board of directors in fulfilling its oversight responsibilities by reviewing:
•	the integrity of financial reports and other financial information made available to the public or any regulator or governmental body;

•	the effectiveness of our internal financial control and risk management systems; the effectiveness of our internal audit function, the independent audit process including the appointment, retention, compensation, and supervision of the independent auditor; and

•	the compliance with laws and regulations, as well as the policies and ethical codes established by management and the board of directors.
The Audit Committee is also responsible for implementing procedures for receiving, retaining and addressing complaints regarding accounting, internal control and auditing matters, including the submission of confidential, anonymous complaints from employees regarding questionable accounting or auditing matters.
Messrs. Jose Castañeda, Roberto Artavia and Alfredo Arias, all independent non-executive directors under the applicable rules of the New York Stock Exchange, are the current members of the committee, which is chaired by Mr. Jose Castañeda. All members are financially literate and Messrs. Jose Castañeda and Roberto Artavia have been determined to be financial experts by the board of directors.
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
Independent Directors Committee. Our Independent Directors Committee is created by our Articles of Incorporation and consists of any directors that the board of directors determines from time to time meet the independence requirements of the NYSE Act applicable to audit committee members of foreign private issuers. Our Articles of Incorporation provide that there will be three independent directors at all times, subject to certain exceptions. Under our Articles of Incorporation, the Independent Directors Committee must approve:
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
Our profit-sharing program at Copa reflects our belief that our employees will remain dedicated to our success if they have a stake in that success. We identify key performance drivers within each employee’s control as part of our annual objectives plan, or “Path to Success.” Typically, we pay bonuses in February based on our performance during the preceding calendar year. For members of management, 75% of the bonus amount is based on our performance as a whole and 25% is based on the achievement of individual goals. Bonuses for non-management employees is based on the company’s performance, and is typically a multiple of the employee’s weekly salary. For 2007, the non-management employees received up to seven weeks’ salary, depending on their position. The bonus payments are approved by our compensation committee. We typically make accruals each month for the expected annual bonuses which are reconciled to actual payments at their dispersal in February.
We generally maintain good relations with our union and non-union employees and have not experienced work stoppages for the past twenty years. Approximately 76% of Copa’s employees are located in Panama, while the remaining 24% are distributed among our stations. Copa’s employees can be categorized as follows:

	December 31,
	2003	2004	2005	2006	2007
Pilots	220	224	235	299	375
Flight attendants	349	372	448	514	575
Mechanics	209	189	200	155	213
Customer service agents, reservation agents, ramp and other	1,382	1,470	1,626	1,861	1,898
Management and clerical	480	499	587	675	742

Total employees	2,640	2,754	3,096	3,504	3,803

We provide training for all of our employees including technical training for our pilots, dispatchers, flight attendants and other technical staff. In addition, we provide recurrent customer service training to frontline staff, as well as leadership training for managers. In 2005, we leased a Level B flight simulator for Boeing 737-Next Generation training that served 80% of our initial training, transition and upgrade training and 100% of our recurrent training needs relating to that aircraft. During 2007, we upgraded this simulator to provide 100% of our initial training. We have also entered into an agreement to lease a flight simulator for Embraer 190 training, which should be available for use in Panama in the middle of 2008.
Approximately 57% of Copa’s employees are unionized. There are currently five unions covering our Copa employees in Panama: the pilots’ union (SIPAC); the flight attendants’ union (SIPANAB); the mechanics’ union (SINTECMAP); the traffic attendants’ union (UGETRACO); and a generalized union, SIELAS, which represents ground personnel, messengers, drivers, counter agents and other non-executive administrative staff. In November of 2007, Copa entered into early negotiations with its pilot union, reaching a new collective bargaining agreement that will remain in effect for more than four years, with the next negotiation scheduled for August 2012.

Copa believes that this new agreement improves its ability to retain and hire the pilots needed to continue with its expansion plans without compromising its long term cost structure or competitiveness. Copa entered into new collective bargaining agreements with its general union and its flight attendants’ union on October 26, 2005 and April 3, 2006, respectively. After extensive negotiations which did not lead to a mutually satisfactory resolution, Copa and the mechanics’ union entered into a government-mandated arbitration and a collective bargaining agreement was agreed to on March 29, 2006 as a result of such arbitration proceeding. Previously, we have not had to resort to arbitration to resolve negotiations with our unions. Collective bargaining agreements in Panama typically extend for four years. We also have agreements with our Copa employees in São Paulo, Brazil and Mexico. We have traditionally experienced good relations with our unions, and we generally agree to terms in line with the economic environment affecting Panama, our company and the airline industry generally. Approximately 19% of Copa’s employees work part-time.
AeroRepública’s pilots and flight attendants are represented by two separate unions. The pilots’ union, Asociación Colombiana de Aviadores Civiles (ACDAC), represents AeroRepública’s 151 pilots and co-pilots. The flight attendants’ union, Asociación Colombiana de Auxiliares de Vuelo (ACAV), represents all of AeroRepública’s 196 flight attendants. AeroRepública’s entered into a new collective bargaining agreement with ACDAC on March 3, 2008 and will be effect until December 31, 2010. Typically, collective bargaining agreements in Colombia are valid for a period of two to four years. AeroRepública has traditionally experienced good relations with its unions.
E. Share Ownership
The members of our board of directors and our executive officers as a group own 0.6% of our Class A shares. See “Item 7A. Major Shareholders and Related Party Transactions.”
For a description of stock options granted to our board of directors and our executive officers, see “—Compensation—Long Term Incentive Compensation Plan”.
Item 7. Major Shareholders and Related Party Transactions
A. Major Shareholders
The following table sets forth information relating to the beneficial ownership of our Class A shares as of March 31, 2008 by each person known to us to beneficially own 5% or more of our common shares and all our directors and officers as a group. Class A shares are limited voting shares entitled only to vote in certain specified circunstances. See “Item 10B. Additional Information — Memorandum and Articles of Association — Description of Capital Stock.”

	Class A Shares
	Beneficially Owned
	Shares	(%)(1)
CIASA(2)	—	—
Continental(3)	4,375,000	14.4%
Executive officers and directors as a group (19 persons)	168,486	0.6%
Others	25,872,954	85.1%

Total	30,416,440	100%

(1)	Based on a total of 30,416,440 Class A shares outstanding.

(2)	CIASA owns 100% of the Class B shares of Copa Holdings, representing 29.2% of our total capital stock.

(3)	Based on a Schedule 13G filed with the Securities and Exchange Commission, dated July 5, 2006, in which Continental reported that it had sole voting and dispositive power over 4,375,000 of Class A shares.
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
B. Related Party Transactions
Shareholders’ Agreement
Copa Holdings is a party to the amended and restated shareholders’ agreement with CIASA and Continental entered into in connection with our initial public offering. The amended and restated shareholders’ agreement provides for, among other things:
•	a right of each of CIASA and Continental to designate a certain number of directors to our board of directors for so long as they hold a certain amount of our common stock. Of the 11 members of our board, currently CIASA has the right to designate seven directors and Continental has the right to designate one directors, with the remaining three directors being “independent” under the rules of the New York Stock Exchange.

•	certain limitations on transfers of our common stock by CIASA or Continental;

•	subject to certain exceptions, a right of first offer in favor of CIASA to purchase any shares of our common stock Continental proposes to sell to any third party; and

•	the ability of Continental to “tag-along” their shares of our common stock to certain sales of common stock by CIASA to non-Panamanians or, in the case of certain sales of Class B stock by CIASA to Panamanians, to receive additional registration rights with respect to the shares they would otherwise have been able to sell.
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

Registration Rights Agreement
Copa Holdings is party to an amended and restated registration rights agreement with CIASA and Continental pursuant to which CIASA and Continental were entitled to certain demand and piggyback rights with respect to the registration and sale of our common stock held by them. The registration rights agreement initially permitted each of CIASA and Continental to make up to two demands on us to register certain shares of common stock held by them. Continental has used one of its two demand rights in connection with the 2006 follow-on offering. Since the 2006 follow-on offering, Continental no longer has the right to register any of our class A shares that it holds except in the event that CIASA reduces its investment in us to a level below that of Continental’s ownership in us. One half of the registration expenses incurred in connection with the first demand registration requested after the date hereof, which expenses exclude underwriting discounts and commissions, will be paid ratably by each security holder participating in such offering in proportion to the number of their shares that are included in the offering, and the balance of such expenses will be paid by the Copa Holdings for such demand registrations. Thereafter, all such expenses will be paid ratably by each security holder participating in such offering in proportion to the number of their shares that are included in the offering. Continental had also entered into a lock-up agreement with the underwriters, which restricted its sale of our common stock until the first anniversary of the 2006 follow-on offering.
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
Banco General, S.A.
We have a strong commercial banking relationship with Banco General, S. A. On January 3, 2007 Grupo Financiero Continental, S. A., which is controlled by some of our shareholders, agreed to merge the operations of Banco Continental with Banco General to form Panama’s largest privately owned bank. Since the execution of the merger, the shareholders of Grupo Financiero Continental S. A. own approximately 39% of the combined entity. We have obtained financing from Banco General under short to medium-term financing arrangements for part of the commercial loan tranche of one of the Company’s Export-Import Bank facilities. We also maintain general lines of credit and time deposit accounts with Banco General. Interest payments to Banco General totaled $0.6 million, $1.4 million and $1.6 million in 2007, 2006 and 2005, respectively, and interest received from Banco General amounted to $4.5 million, $1.5 million, and $1.0 million in 2007, 2006 and 2005, respectively. The outstanding debt balance at December 31, 2007, amounted to $4.8 million and $8.5 million in 2007 and 2006, respectively. These amounts are included in “Current maturities of long-term debt” and “Long-term debt” in the Consolidated Balance Sheets.
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

Petróleos Delta, S.A.
During 2005, we entered into a contract with Petróleos Delta, S.A. to supply our jet fuel needs. The price agreed to under this contract is based on the two week average of the U.S. Gulf Coast Waterborne Mean index plus local taxes, certain third-party handling charges and a handling charge to Delta. The contract has a one year term that automatically renews for one year periods unless terminated by one of the parties. While our controlling shareholders do not hold a controlling equity interest in Petróleos Delta, S.A., several of our directors are also Board members of Petróleos Delta, S.A. Payments to Petróleos Delta totaled $126.0 million in 2007, $77.9 million in 2006 and $26.5 million from August to December of 2005.
Desarollo Inmobiliario del Este, S.A.
During January 2006, we moved into our recently constructed new headquarters located six miles away from Tocumen International Airport. We lease five floors consisting of approximately 104,000 square feet of the building from Desarollo Inmobiliario del Este, S.A., an entity controlled by the same group of investors that controls CIASA, under a 10-year lease at a rate of $0.1 million per month, which we believe to be a market rate. Payments to Desarrollo Inmobiliario del Este, S.A. totaled $1.9 million, 1.8 million, $0.6 million in 2007, 2006 and 2005, respectively.
Galindo, Arias & Lopez
Most of our legal work is carried out by the law firm Galindo, Arias & Lopez. Messrs. Jaime Arias and Ricardo Alberto Arias, partners of Galindo, Arias & Lopez, are indirect shareholders of CIASA and serve on our board of directors. Payments to Galindo, Arias & Lopez totaled $0.4 million, $0.3 million and $0.3 million in 2007, 2006 and 2005, respectively.
Other Transactions
We also purchase most of the alcohol and some of the other beverages served on our aircraft from Motta Internacional, S.A. and Global Brands, S.A., both of which are controlled by our controlling shareholders. We do not have any formal contracts for these purchases, but pay wholesale prices based on price lists periodically submitted by those importers. We paid approximately $0.6 million in 2007, $0.5 million in 2006 and $0.4 million in 2005 to these entities.
Since February 2003 our telecommunications services have been provided by Telecarrier. Some of the controlling shareholders of CIASA have a controlling interest in Telecarrier. Payments to Telecarrier totaled $0.6 million, $0.5 million and $0.4 million in 2007, 2006 and 2005, respectively.
The advertising agency that we use in Panama, Rogelio Diaz Publicidad (RDP), is owned by the brother-in-law of our chief executive officer. Gross invoices for all services performed through RDP totaled $1.6 million, $1.5 million and $1.5 million in 2007, 2006 and 2005, respectively.
We have received services from Call Center Corporation, a call center that operates Copa’s reservations and sales services and handles calls from Panama as well as to most other countries to which Copa flies. One of our directors, Joseph Fidanque III, is one of the owners of this call center. Payments to Call Center Corporation totaled $2.6 million and $2.4 million in 2007 and 2006, respectively.
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
On May 9, 2007, our board of directors declared an annual dividend of $0.31 per share payable June 15, 2007 to shareholders of record as of May 31, 2007 which represented an aggregate dividend payment of $13.6 million. On May 11, 2006, our board of directors declared an annual dividend of $0.19 per share payable June 15, 2006 to shareholders of record as of May 31, 2006 which represented an aggregate dividend payment of $8.3 million. In addition, we paid an extraordinary dividend of $10 million to our shareholders in December 2004 and another extraordinary dividend of $10 million in June 2005. Prior to the December 2004 dividend payment, we had not paid a dividend since the formation of Copa Holdings in 1998.
B. Significant Changes
None

Item 9. The Offer and Listing
A. Offer and Listing Details
Our Class A shares have been listed on the New York Stock Exchange, or NYSE, under the symbol “CPA” since December 14, 2005. The following table sets forth, for the periods indicated, the high and low closing sale prices for the Class A shares on the NYSE for the periods indicated.

	Low	High
2005
Annual(1)	21.95	27.40
2006
Annual	20.31	49.05
First quarter	20.31	27.10
Second quarter	20.95	24.25
Third quarter	21.53	35.22
Fourth quarter	33.15	49.05
2007
Annual	30.25	73.33
First quarter	46.70	66.47
Second quarter	50.54	71.00
Third quarter	38.31	73.33
Fourth quarter	30.25	45.24
Last Six Months
November 2007	30.25	37.37
December 2007	35.27	39.25
January 2008	32.59	40.25
February 2008	36.01	41.97
March 2008	30.00	38.39
April 2008	34.53	40.74

(1)	Period beginning December 14, 2005 through December 31, 2005.
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
Common Stock
Our authorized capital stock consists of 80 million shares of common stock without par value, divided into Class A shares, Class B shares and Class C shares. As of December 31, 2007, we had 30,965,444 Class A shares issued, 12,778,125 Class B shares issued and outstanding, and no Class C shares outstanding. Class A and Class B shares have the same economic rights and privileges, including the right to receive dividends, except as described in this section.

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
Class C Shares
Upon the occurrence and during the continuance of a triggering event described below in “—Aviation Rights Protections,” the Independent Directors Committee of our board of directors, or the board of directors as a whole if applicable, are authorized to issue Class C shares to the Class B holders pro rata in proportion to such Class B holders’ ownership of Copa Holdings. The Class C shares will have no economic value and will not be transferable, but will possess such voting rights as the Independent Directors Committee shall deem necessary to ensure the effective control of the company by Panamanians. The Class C shares will be redeemable by the company at such time as the Independent Directors Committee determines that such a triggering event shall no longer be in effect. The Class C shares will not be entitled to any dividends or any other economic rights.

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

Panama	Delaware

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
Aircraft General Terms Agreement between The Boeing Company and Copa Airlines
In 1998, Copa entered into an agreement with the Boeing Company for the purchase of aircraft, installation of buyer furnished equipment provided by Copa, customer support services and product assurance. In addition to the aircraft supplied, The Boeing Company will provide maintenance training and flight training programs, as well as operations engineering support. The agreement has been amended several times since then, most recently in February 2008.
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
Passive Foreign Investment Company
We do not believe that we are a passive foreign investment company (a “PFIC”) for United States federal income tax purposes (or that we were one in 2007), and we expect to operate in such a manner so as not to become a PFIC. If, however, we are or become a PFIC, you could be subject to additional United States federal income taxes on gain recognized with respect to the Class A shares and on certain distributions, plus an interest charge on certain taxes treated as having been deferred under the PFIC rules. Further, non-corporate United States Holders will not be eligible for reduced rates of taxation on any dividends received from us in taxable years beginning prior to January 1, 2011, if we are a PFIC in the taxable year in which such dividends are paid or the preceding taxable year.
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
As a foreign private issuer, we are not subject to the same disclosure requirements as a domestic U.S. registrant under the Exchange Act. For example, we are not required to prepare and issue quarterly reports. However, we furnish our shareholders with annual reports containing financial statements audited by our independent auditors and make available to our shareholders quarterly reports containing unaudited financial data for the first three quarters of each fiscal year. We file such quarterly reports with the SEC within two months of each quarter of our fiscal year, and we file annual reports on Form 20-F within the time period required by the SEC, which is currently six months from December 31, the end of our fiscal year.
I. Subsidiary Information
Not applicable.
Item 11. Quantitative and Qualitative Disclosures about Market Risk
The risks inherent in our business are the potential losses arising from adverse changes to the price of fuel, interest rates and the U.S. dollar exchange rate.
Aircraft Fuel. Our results of operations are affected by changes in the price and availability of aircraft fuel. To manage the price risk, we use crude oil option contracts, zero cost collars and swap agreements. Market risk is estimated as a hypothetical 10% increase in the December 31, 2007 cost per gallon of fuel. Based on projected 2008 fuel consumption, such an increase would result in an increase to aircraft fuel expense of approximately $35.3 million in 2008, not taking into account our derivative contracts. We currently have hedged approximately 14% of our projected 2008 fuel requirements and 3% of our projected fuel consumption for the first quarter of 2009. We may enter into additional hedging agreements in the future to reduce volatility in our fuel expenses.
Interest. Our earnings are affected by changes in interest rates due to the impact those changes have on interest expense from variable-rate debt instruments and operating leases and on interest income generated from our cash and investment balances. If interest rates average 10% more in 2008 than they did during 2007, our interest expense would increase by approximately $2.9 million and the fair value of our debt would decrease by approximately $5.9 million. If interest rates average 10% less in 2008 than they did in 2007, our interest income from marketable securities would decrease by approximately $1.4 million and the fair value of our debt would increase by approximately $6.2 million. These amounts are determined by considering the impact of the hypothetical interest rates on our variable-rate debt and marketable securities equivalent balances at December 31, 2007.
Foreign Currencies. The majority of our obligations are denominated in U.S. dollars. Since Panama uses the U.S. dollar as legal tender, the majority of our operating expenses are also denominated in U.S. dollars. Our foreign exchange risk is limited as approximately 40% of our revenues are in U.S. dollars. While a significant part of our revenues are in foreign currency, no single currency represented more than 7% of our operating revenues in 2007, except for the Colombian Peso which represented 24%. Generally, our exposure to most of these foreign currencies, besides the Colombian Peso for AeroRepública, is limited to the period of up to two weeks between the completion of a sale and the conversion to U.S. dollars. The Colombian Peso is the functional currency of AeroRepública, and therefore any revenue exposure is mitigated by the operating expenses, which we also denominate in Colombian Peso.

2007 Revenues and Expenses Breakdown by Currency

	Revenue	Expense
Argentinean Peso	5.1%	2.2%
Brazilian Real	7.2%	3.9%
Chilean Peso	3.3%	1.4%
Colombian Peso	23.8%	14.3%
Costa Rican Colon	3.1%	1.3%
Mexican Peso	3.5%	1.9%
U.S. Dollar	40.5%	69.3%
Venezuelan Bolivar	5.5%	2.1%
Other(1)	7.9%	3.6%

(1)	Dominican Peso, Euro, Guatemalan Quetzal, Jamaican Dollar, Honduran Lempira, Haitian Gourde, Uruguayan Peso
Item 12. Description of Securities Other than Equity Securities
Not applicable.

PART II
Item 13. Defaults, Dividend Arrearages and Delinquencies
None.
Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds
None.
Item 15. Controls and Procedures
Disclosure controls and procedures
Disclosure controls and procedures are designed to ensure that information required to be disclosed by the Company in reports filed or submitted under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms. We carried out an evaluation under the supervision of our management, including our chief executive officer and chief financial officer, of the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2007. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure.
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
Management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2007. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control—Integrated Framework. Based on this assessment, management believes that, as of December 31, 2007, the Company’s internal control over financial reporting is effective based on those criteria.
The effectiveness of our internal controls over financial reporting as of December 31, 2007 has been audited by Ernst & Young, the independent registered public accounting firm who also audited the Company’s consolidated financial statements. Ernst & Young’s attestation report on the effectiveness of the Company’s internal controls over financial reporting is included herein.
Changes in internal control
No significant changes in our internal controls or in other factors that could significantly affect these controls subsequent to the date of the evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses, were made as a result of the evaluation.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The Board of Directors and Shareholders
COPA HOLDINGS, S.A.

We have audited Copa Holdings, S.A. (the “Company”) and its subsidiaries’ internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Copa Holdings, S. A. and its subsidiaries’ management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

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

In our opinion, Copa Holdings S. A. and its subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on the COSO criteria.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Copa Holdings, S.A. and its subsidiaries as of December 31, 2007 and 2006, and related consolidated statements of income, shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2007 of Copa Holdings, S.A. and its subsidiaries and our report dated May 5, 2008 expressed an unqualified opinion thereon.

/s/ Ernst and Young

Panama City, Republic of Panama
May 5, 2008

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
Item 16C. Principal Accountant Fees and Services
The following table sets forth by category of service the total fees for services performed by our independent auditors Ernst & Young during the fiscal years ended December 31, 2006 and 2007:

	2006	2007
Audit Fees	$959,428	$823,085
Audit-Related Fees	—	—
Tax Fees	—	—
All Other Fees	—	—

Total	$959,428	$823,085

Audit Fees
Audit fees for 2007 included the audit of our annual financial statements and internal controls and the review of our quarterly reports.
Audit fees for 2006 included the audit of our annual financial statements and internal controls, the review of our quarterly reports, and $64 thousand related to services rendered in connection with our follow-on offering of Class A shares in June 2006.
Audit-Related Fees
There were no audit-related fees for 2007.
Tax Fees
There were no tax fees.
All Other Fees
There were no other fees for services performed by Ernst & Young during the fiscal years ended December 31, 2006 and 2007.
Pre-Approval Policies and Procedures
Our audit committee approves all audit, audit-related services, tax services and other services provided by Ernst & Young. Any services provided by Ernst & Young that are not specifically included within the scope of the audit must be pre-approved by the audit committee in advance of any engagement. Pursuant to Rule 2-01 of Regulation S-X, audit committees are permitted to approve certain fees for audit-related services, tax services and other services pursuant to a de minimis exception prior to the completion of an audit engagement. In 2007, none of the fees paid to Ernst & Young were approved pursuant to the de minimis exception.

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

10.15**†	Aircraft Lease Agreement, dated as of November 30, 2003, between International Lease Finance Corporation and Compañía Panameña de Aviación, S.A., New B737-700 or 800, Serial No. 30676

10.16**†	Aircraft Lease Agreement, dated as of March 4, 2004, between International Lease Finance Corporation and Compañía Panameña de Aviación, S.A., New B737-700 or 800, Serial No. 32800

10.17**†	Aircraft Lease Agreement dated as of December 23, 2004, between Wells Fargo Bank Northwest, N.A. and Compañía Panameña de Aviación, S.A., in respect of Boeing B737-800 Aircraft, Serial No. 29670

10.18**†	Embraer 190LR Purchase Agreement DCT-006/2003 dated as of May 2003 between Embraer— Empresa Brasileira de Aeronáutica S.A. and Regional Aircraft Holdings Ltd.

10.19**†	Letter Agreement DCT-007/2003 between Embraer—Empresa Brasileira de Aeronáutica S.A. and Regional Aircraft Holdings Ltd., relating to Purchase Agreement DCT-006/2003

10.20**†	Letter Agreement DCT-008/2003 between Embraer—Empresa Brasileira de Aeronáutica S.A. and Regional Aircraft Holdings Ltd., relating to Purchase Agreement DCT-006/2003

10.21*†	Embraer 190 Purchase Agreement COM 0028-06 dated February 2006 between Embraer—Empresa Brasileira de Aeronáutica S.A. and Copa Holdings, S.A. relating to Embraer 190LR aircraft

10.22*†	Letter Agreement COM 0029-06 to the Embraer Agreement dated February 2006 between Embraer—Empresa Brasileira de Aeronáutica S.A. and Copa Holdings, S.A. relating to Embraer 190LR aircraft

10.23**†	Aircraft General Terms Agreement, dated November 25, 1998, between The Boeing Company and Copa Holdings, S.A.

10.24**†	Purchase Agreement Number 2191, dated November 25, 1998, between The Boeing Company and Copa Holdings, S.A., Inc. relating to Boeing Model 737-7V3 & 737-8V3 Aircraft

10.25**†	Supplemental Agreement No. 1 dated as of June 29, 2001 to Purchase Agreement Number 2191 between The Boeing Company and Copa Holdings, S.A.

10.26**†	Supplemental Agreement No. 2 dated as of December 21, 2001 to Purchase Agreement Number 2191 between The Boeing Company and Copa Holdings, S.A.

10.27**†	Supplemental Agreement No. 3 dated as of June 14, 2002 to Purchase Agreement Number 2191 between The Boeing Company and Copa Holdings, S.A.

10.28**†	Supplemental Agreement No. 4 dated as of December 20, 2002 to Purchase Agreement Number 2191 between The Boeing Company and Copa Holdings, S.A.

10.29**†	Supplemental Agreement No. 5 dated as of October 31, 2003 to Purchase Agreement Number 2191 between The Boeing Company and Copa Holdings, S.A.

10.30**†	Supplemental Agreement No. 6 dated as of September 9, 2004 to Purchase Agreement Number 2191 between The Boeing Company and Copa Holdings, S.A.

10.31**†	Supplemental Agreement No. 7 dated as of December 9, 2004 to Purchase Agreement Number 2191 between The Boeing Company and Copa Holdings, S.A.

10.32**†	Supplemental Agreement No. 8 dated as of April 15, 2005 to Purchase Agreement Number 2191 between The Boeing Company and Copa Holdings, S.A.

10.33*†	Supplemental Agreement No. 9 dated as of March 16, 2006 to the Boeing Purchase Agreement Number 2191 dated November 25, 1998 between the Boeing Company and Copa Holdings, S.A.

10.34*†	Supplemental Agreement No. 10 dated as of May 8, 2006 to the Boeing Purchase Agreement Number 2191 dated November 25, 1998 between the Boeing Company and Copa Holdings, S.A.

10.35**†	Maintenance Cost per Hour Engine Service Agreement, dated March 5, 2003, between G.E. Engine Services, Inc. and Copa Holdings, S.A.

10.36**†	English translation of Aviation Fuel Supply Agreement, dated July 18, 2005, between Petróleos Delta, S.A. and Compañía Panameña de Aviación, S.A.

10.37**	Form of Guaranteed Loan Agreement

10.38**	Form of Amended and Restated Alliance Agreement between Continental Airlines, Inc. and Compañía Panameña de Aviación, S.A.

10.39**	Form of Amended and Restated Services Agreement between Continental Airlines, Inc. and Compañía Panameña de Aviación, S.A.

10.40**	Form of Amended and Restated Frequent Flyer Program Participation Agreement

10.41**	Form of Copa Holdings, S.A. 2005 Stock Incentive Plan

10.42**	Form of Copa Holdings, S.A. Restricted Stock Award Agreement

10.43**	Form of Indemnification Agreement with the Registrant’s directors

10.44**†	Supplemental Agreement No. 11 dated as of August 30, 2006 to the Boeing Purchase Agreement Number 2191 dated November 25, 1998 between the Boeing Company and Copa Holdings, S.A.

10.45**†	Supplemental Agreement No. 12 dated as of February 26, 2007 to the Boeing Purchase Agreement Number 2191 dated November 25, 1998 between the Boeing Company and Copa Holdings, S.A.

10.46**†	Supplemental Agreement No. 13 dated as of April 23, 2007 to the Boeing Purchase Agreement Number 2191 dated November 25, 1998 between the Boeing Company and Copa Holdings, S.A.

10.47††	Supplemental Agreement No. 14 dated as of August 31, 2007 to the Boeing Purchase Agreement Number 2191 dated November 25, 1998 between the Boeing Company and Copa Holdings, S.A.

10.48††	Supplemental Agreement No. 15 dated as of February 21, 2008 to the Boeing Purchase Agreement Number 2191 dated November 25, 1998 between the Boeing Company and Copa Holdings, S.A.

12.1	Certification of the Chief Executive Officer, pursuant to Rules 13a-14 and 15d-14 under the Securities Exchange Act of 1934.

12.2	Certification of the Chief Financial Officer, pursuant to Rules 13a-14 and 15d-14 under the Securities Exchange Act of 1934.

13.1	Certification of Chief Executive Officer, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2	Certification of the Chief Financial Officer, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

21.1**	Subsidiaries of the Registrant

*	Previously filed with the SEC as an exhibit and incorporated by reference from our Registration Statement on Form F-1, filed June 15, 2006, File No. 333-135031.

**	Previously filed with the SEC as an exhibit and incorporated by reference from our Registration Statement on Form F-1, filed November 28, 2005, as amended on December 1, 2005 and December 13, 2005, File No. 333-129967.

†	The Registrant was granted confidential treatment for portions of this exhibit.

††	The Registrant has requested confidential treatment for portions of this exhibit.

SIGNATURES
The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

COPA HOLDINGS, S.A.
By:	/s/ Pedro Heilbron
	Name:	Pedro Heilbron
	Title:	Chief Executive Officer
Dated: May 9, 2008

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

THE BOARD OF DIRECTORS AND SHAREHOLDERS
COPA HOLDINGS, S. A.

We have audited the accompanying consolidated balance sheets of Copa Holdings, S. A. (“the Company”) and its subsidiaries as of December 31, 2007 and 2006, and the related consolidated statements of income, shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2007. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries at December 31, 2007 and 2006, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2007, in conformity with U.S. generally accepted accounting principles.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company’s internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated May 5, 2008 expressed an unqualified opinion thereon.

/s/ Ernst and Young

Panama City, Republic of Panama
May 5, 2008

COPA HOLDINGS, S. A. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(In US$ thousands, except share and per share data)

	As of December 31,
	2007	2006

ASSETS

Current Assets:
Cash and cash equivalents	$285,858	$169,880
Short-term investments	22,500	27,500

Total cash, cash equivalents and short-term investments	308,358	197,380

Accounts receivable, net of allowance for doubtful accounts of of $8,157 and $7,305 as of December 31, 2007 and 2006, respectively	73,389	60,319
Accounts receivable from related parties	780	1,818
Expendable parts and supplies, net of allowance for obsolescence of of $35 and $21 as of December 31, 2007 and 2006, respectively	14,088	8,667
Prepaid expenses	25,574	16,590
Other current assets	13,547	5,877

Total Current Assets	435,736	290,651

Investments	17,038	29,032

Property and Equipment:
Owned property and equipment:
Flight equipment	1,188,641	857,598
Other	50,909	43,713

	1,239,550	901,311
Less: Accumulated depreciation	(137,367)	(104,178)

	1,102,183	797,133

Purchase deposits for flight equipment	64,079	65,150

Total Property and Equipment	1,166,262	862,283

Other Assets:
Prepaid pension asset	1,034	645
Goodwill	24,201	21,779
Other intangible assets	35,484	31,933
Other assets	27,496	18,692

Total Other Assets	88,215	73,049

Total Assets	$1,707,251	$1,255,015

COPA HOLDINGS, S. A. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS (continued)
(In US$ thousands, except share and per share data)

	As of December 31,
	2007	2006

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current Liabilities:
Current maturities of long-term debt	$110,658	$91,453
Accounts payable	57,468	47,627
Accounts payable to related parties	10,824	8,819
Air traffic liability	153,422	116,812
Taxes and interest payable	36,644	31,490
Accrued expenses payable	52,233	32,104
Other current liabilities	3,740	11,268

Total Current Liabilities	424,989	339,573

Non-Current Liabilities:
Long-term debt	732,209	529,802
Post employment benefits liability	1,894	1,701
Other long-term liabilities	9,775	7,713
Deferred tax liabilities	6,747	4,557

Total Non-Current Liabilities	750,625	543,773

Total Liabilities	1,175,614	883,346

Shareholders’ Equity:

Class A common stock — 30,966,430 shares issued, 30,159,719 outstanding, no par value	20,586	20,501
Class B common stock — 12,778,125 shares issued and outstanding, no par value	8,722	8,722
Additional paid in capital	8,064	3,340
Retained earnings	491,599	343,390
Accumulated other comprehensive Income (loss)	2,666	(4,284)

Total Shareholders’ Equity	531,637	371,669

Total Liabilities and Shareholders’ Equity	$1,707,251	$1,255,015

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

COPA HOLDINGS, S. A. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
(In US$ thousands, except share and per share data)

	Years Ended December 31,
	2007	2006	2005

Operating Revenue:
Passenger revenue	$967,066	$798,901	$563,520
Cargo, mail and other	60,198	52,259	45,094

	1,027,264	851,160	608,614

Operating Expenses:
Aircraft fuel	265,387	217,730	149,303
Salaries and benefits	116,691	91,382	69,730
Passenger servicing	82,948	64,380	50,622
Commissions	65,930	57,808	45,087
Maintenance, material and repairs	51,249	50,057	32,505
Reservations and sales	48,229	38,212	29,213
Aircraft rentals	38,636	38,169	27,631
Flight operations	43,958	33,740	24,943
Depreciation	35,328	24,874	19,857
Landing fees and other rentals	27,017	23,929	17,909
Other	55,093	44,758	32,622
Special fleet charges	7,309	—	—
Gain from involuntary conversion	(8,019)	—	—

	829,756	685,039	499,422

Operating Income	197,508	166,121	109,192

Non-operating Income (Expense):
Interest costs	(44,332)	(29,150)	(21,629)
Interest capitalized	2,570	1,712	1,089
Interest income	12,193	7,257	3,544
Other, net	10,987	185	395

	(18,582)	(19,996)	(16,601)

Income before Income Taxes	178,926	146,125	92,591

Provision for Income Taxes	17,106	12,286	9,592

Net Income	$161,820	$133,839	$82,999

Earnings per share:
Basic	$3.77	$3.13	$1.94
Diluted	$3.72	$3.10	$1.94

COPA HOLDINGS, S. A. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
(In US$ thousands, except share and per share data)

			(US$ Thousands)
							Accumulated
	Common Stock				Additional		Other
	(Non-par value)		Issued Capital		Paid in	Retained	Comprehensive
	Class A	Class B	Class A	Class B	Capital	Earnings	Income (Loss)	Total

At December 31, 2004	30,034,375	12,778,125	$20,501	$8,722	$—	$144,932	$—	$174,155
Net Income						82,999		82,999
Other comprehensive loss:
Foreign currency translation							(1,218)	(1,218)

Total comprehensive income								81,781
Dividends declared						(10,069)		(10,069)

At December 31, 2005	30,034,375	12,778,125	20,501	8,722	—	217,862	(1,218)	245,867
Net Income						133,839		133,839
Other comprehensive loss:
Net change in fair value of derivative instruments							(3,998)	(3,998)
Foreign currency translation							1,861	1,861

Total comprehensive income								131,702
Restricted stock Plan					3,340			3,340
Actuarial loss (Adoption of FAS 158), net of tax of $84							(929)	(929)
Dividends declared			—	—		(8,311)		(8,311)

At December 31, 2006	30,034,375	12,778,125	20,501	8,722	3,340	343,390	(4,284)	371,669
Issuance of stock	125,344		85		(85)			—
Net Income						161,820		161,820
Other comprehensive income (loss):
Net change in fair value of derivative instruments							3,998	3,998
Foreign currency translation							2,954	2,954

Total comprehensive income								6,952
Restricted stock plan					4,809			4,809
Actuarial loss, net of current period loss and amortization							(2)	(2)
Other						(50)		(50)
Dividends declared						(13,561)		(13,561)

At December 31, 2007	30,159,719	12,778,125	$20,586	$8,722	$8,064	$491,599	$2,666	$531,637

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

COPA HOLDINGS, S. A. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In US$ thousands)

	Years Ended December 31,
	2007	2006	2005
Cash flows from operating activities
Net income	$161,820	$133,839	$82,999
Adjustments for:
Deferred income taxes	2,352	(328)	(885)
Depreciation	35,328	24,874	19,857
(Gain) / Loss on sale of property, equipment and involuntary conversion	(9,579)	(612)	(1,340)
Special fleet charges	6,300	—	—
Provision for doubtful accounts	4,276	3,764	813
Provision for obsolescence of expendable parts and supplies	12	12	3
Derivative instruments mark to market	(6,291)	4,496	(165)
Stock compensation	4,809	3,340	—

Changes in:
Accounts receivable	(14,805)	(15,317)	(11,256)
Accounts receivable from related parties	1,256	(1,661)	(448)
Other current assets	(14,149)	(8,690)	282
Restricted cash	(1)	110	(3,698)
Other assets	(7,835)	(3,412)	(7,601)
Accounts payable	7,611	2,699	(4,336)
Accounts payable to related parties	1,671	975	4,017
Air traffic liability	35,215	30,658	27,766
Other liabilities	13,951	18,721	9,360

Net cash provided by operating activities	221,941	193,468	115,368

Cash flows from investing activities
Acquisition of investments	(500)	(32,988)	(48,298)
Proceeds from redemption of investments	17,495	22,906	20,662
Advance payments on aircraft purchase contracts	(62,128)	(58,697)	(49,461)
Acquisition of property and equipment	(304,013)	(193,330)	(63,308)
Disposal of property and equipment	2,354	3,129	2,804
Insurance proceeds on involuntary conversion	12,034	—
Purchase of AeroRepublica, net of acquired cash	—	—	(22,285)

Net cash flows used in investing activities	(334,758)	(258,980)	(159,886)

Cash flows from financing activities
Proceeds from loans and borrowings	329,147	254,559	68,423
Payments on loans and borrowings	(87,291)	(77,246)	(46,929)
Issuance of bonds	—	—	27,504
Redemption of bonds	—	(27,504)	—
Dividends declared and paid	(13,561)	(8,311)	(10,069)

Net cash flows provided by financing activities	228,295	141,498	38,929

Effect of exchange rate change on cash	500	(212)	29

Net increase (decrease) in cash and cash equivalents	115,978	75,774	(5,560)
Cash and cash equivalents at January 1st	169,880	94,106	99,666

Cash and cash equivalents at December 31	$285,858	$169,880	$94,106

Supplemental disclosure of cash flow information
Interest paid, net of amount capitalized	$40,108	$26,779	$21,126
Income taxes paid	16,553	11,284	7,411
Investing and financing activities not affecting cash:
Settlement of debt through insurance proceed on involuntary conversion	22,820	—	-
The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

COPA HOLDINGS, S. A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Corporate Information
Copa Holdings, S. A. (“the Company”) is a leading Latin American provider of international airline passenger and cargo services. The Company was incorporated according to the laws of the Republic of Panama. The Company owns 99.8% of the shares of Compañía Panameña de Aviación, S. A. (“Copa”), 100% of the shares of Oval Financial Leasing, Ltd. (“OVAL”), and 99.9% of the shares of AeroRepública, S.A. (“AeroRepública”).
Copa, the Company’s core operation, is incorporated according to the laws of the Republic of Panama and provides international air transportation for passengers, cargo and mail. Copa operates from its Panama City hub in the Republic of Panama, from where it offers approximately 125 daily scheduled flights among 40 destinations in 21 countries in North, Central and South America and the Caribbean. Additionally, Copa provides passengers with access to flights to more than 120 other international destinations through codeshare agreements with Continental Airlines, Inc. (“Continental”) and other airlines. The Company has a broad commercial alliance with Continental which includes joint marketing, code-sharing arrangements, participation in Continental’s OnePass frequent flyer loyalty program and access to Continental’s VIP lounge program, President’s Club, along with other benefits such as improved purchasing power in negotiations with service providers, aircraft vendors and insurers. In 2007, Copa became an Associate member of the SkyTeam Alliance. Copa passengers earn OnePass miles on all flights operated by SkyTeam partners as well as are eligible to redeem their OnePass miles for free reward tickets on any of SkyTeam’s 790 global destinations.
As of December 31, 2007, Copa operated a fleet of 37 aircraft with an average age of 3.7 years; consisting of 26 modern Boeing 737-Next Generation aircraft and 11 Embraer 190 aircraft.
OVAL is incorporated according to the laws of the British Virgin Islands, and controls the special-purpose vehicles that have a beneficial interest in 34 aircraft, with a carrying value of $1.0 billion, all of which are leased to either Copa or AeroRepública. The aircraft are pledged as collateral for the obligation of the special-purpose vehicles, which are all consolidated by the Company for financial reporting purposes; however, the creditors of the special-purpose vehicles have no recourse to the general credit of the Company, Copa or AeroRepública.
AeroRepública is a domestic Colombian air carrier, which is incorporated according to the laws of the Republic of Colombia and provides domestic service to 12 cities in Colombia with a point-to-point route network as well as international service to Panama City from five (5) different cities. AeroRepública operates a fleet of six (6) leased MD-80s and seven (7) Embraer 190 aircraft as of December 31, 2007.
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

COPA HOLDINGS, S. A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
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

COPA HOLDINGS, S. A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
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

Years
Building	20 to 40
Jet aircraft	30
Jet engines	30
Ground property and equipment	5 to 10
Furniture, fixture, equipment and others	5 to 10
Software rights and licenses	3 to 8
Aircraft rotables	10 to 30
Leasehold improvements	Lesser of remaining lease term or useful life
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

COPA HOLDINGS, S. A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
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

COPA HOLDINGS, S. A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Foreign Currency Transactions and Translation
The Company’s functional currency is the U.S. Dollar, the legal tender in Panama. Assets and liabilities in foreign currencies are translated at end-of-period exchange rates, except for non-monetary assets and liabilities, which are translated at equivalent U.S. dollar costs at dates of acquisition and maintained at historical rate. Operations are translated at average exchange rates in effect during the period. Foreign exchange gains and losses are included as a component of “Other, net” within Non-operating income (expense) in the Consolidated Statements of Income.
The financial statements of AeroRepública are measured using the Colombian Peso as the functional currency; adjustments to translate those statements into U.S. Dollars are recorded in other comprehensive income (loss).
In 2007, approximately 69% of the Company’s expenses and 40% of the Company’s revenues were denominated in U.S. Dollars. The remainder of the Company’s expenses and revenues were denominated in the currencies of the various countries to which the Company flies, with the largest non-dollar amount denominated in Colombian pesos for which the Company hedges the risk of fluctuation from time to time (see Note 7). Generally, the Company’s exposure to other foreign currencies is limited to a period of up to two weeks, from the time a sale is completed to the time funds are converted into U.S. Dollars.
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
Additionally, although our aircraft lease agreements specifically provide that we, as lessee, are responsible for maintenance of the leased aircraft, we do, under certain of our existing lease agreements, pay maintenance reserves to aircraft and engine lessors that are to be applied towards the cost of future maintenance events. These reserves are calculated based on a performance measure, such as flight hours, and are specifically to be used to reimburse third-party providers that furnish services in connection with maintenance of our leased aircraft. If there are sufficient funds on deposit to pay the invoices submitted, they are paid. However, if amounts on deposit are insufficient to cover the invoices, we must cover the shortfall because, as noted above, we are legally responsible for maintaining the lease aircraft. Under four of our existing aircraft lease agreements, if there are excess amounts on deposit at the expiration of the lease, the lessor is entitled to retain any excess amounts. The maintenance reserves paid under our lease agreements do not transfer either the obligation to maintain the aircraft or the cost risk associated with the maintenance activities to the aircraft lessor. In addition, we maintain the right to select any third-party maintenance providers. Therefore, we record these amounts as prepaid maintenance within Other Assets on our Consolidated Balance Sheets and then recognize maintenance expense when the underlying maintenance is performed, in accordance with our maintenance accounting policy. As of December 31, 2007, based on the experience of the Company’s maintenance personnel and industry available data, management determined that it was probable that all maintenance deposits recorded as prepaid maintenance in the accompanying Consolidated Balance Sheets will be used to fund the cost of maintenance events and are therefore recoverable.

COPA HOLDINGS, S. A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Employee Profit Sharing
The Company sponsors a profit-sharing program for both management and non-management personnel. For members of management, profit-sharing is based on a combination of the Company’s performance as a whole and the achievement of individual goals. Profit-sharing for non-management employees is based solely on the Company’s performance. The Company accrues each month for the expected profit-sharing, which is paid annually in February. Amounts expensed for the Company’s profit-sharing program were $8.4 million, $8.4 million and $5.8 million in 2007, 2006 and 2005, respectively.
Advertising Costs
Advertising costs are expensed when incurred. The Company recognized as advertising expense $6.6 million, $4.8 million, and $3.7 million in 2007, 2006 and 2005, respectively.
Income Taxes
Deferred income taxes are provided under the liability method and reflect the net tax effects of temporary differences between the tax basis of assets and liabilities and their reported amounts in the financial statements.
Goodwill and Intangibles
The Company performs impairment testing of goodwill, in accordance with SFAS No. 142, “Goodwill and Other Intangible Assets”, separately from impairment testing of indefinite-lived intangibles. The Company tests goodwill for impairment, at least annually, by comparing the book value to the fair value at the reporting segment level and tests individually indefinite-lived intangibles, at least annually, by reviewing the individual book values compared to the fair value. Considerable management judgment is necessary to evaluate the impact of operating and macroeconomic changes and to estimate future cash flows to measure fair value. Assumptions used in the Company’s impairment evaluations are consistent with internal projections and operating plans. The Company did not recognize any impairment charges for goodwill or intangibles assets during the years presented.
All of the Company’s goodwill and indefinite-lived intangibles are allocated to its AeroRepública segment and are tested annually for impairment. Indefinite-lived intangible assets consist primarily of the fair value allocated to the routes and the AeroRepública trade name, valued at $29.8 million and $5.7 million, respectively. For the years ended December 2007 and 2006, amounts of goodwill and intangible assets have changed due to exchange effects.

COPA HOLDINGS, S. A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Gain from Involuntary Conversion
In 2007, the Company recorded an $8.0 million gain on involuntary conversion of non-monetary assets to monetary assets related to insurance proceeds in excess of aircraft book value.
Reclassifications
Certain reclassifications have been made in the prior years’ Consolidated Financial Statement amounts and related note disclosures to conform with the current year’s presentation.
2. Recently Issued Accounting Pronouncement
In February 2007, the Financial Accounting Standards Board (“FASB”) issued Statement No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (“SFAS 159”),. The standard allows entities to voluntarily choose, at specified election dates, to measure many financial assets and financial liabilities (as well as certain non-financial instruments that are similar to financial instruments) at fair value (the “fair value option”). The election is made on an instrument-by-instrument basis and is irrevocable. If the fair value option is elected for an instrument, the Statement specifies that all subsequent changes in fair value for that instrument shall be reported in earnings. SFAS 159 becomes effective for the fiscal years beginning after November 15, 2007. The Company is currently evaluating the potential impact, if any, that the adoption of SFAS 159 will have on the consolidated financial position or results of operations.
In September 2006, the FASB issued Statement No. 157, “Fair Value Measurements” (“SFAS 157”), which defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. SFAS 157 applies to other accounting pronouncements that require or permit fair value measurements, but does not require any new fair value measurements. SFAS 157 is effective for us as of January 1, 2008; however, in February 2008, the FASB issued a FASB Staff Position that defers the effective date for us to January 1, 2009 for all nonfinancial assets and liabilities, except those that are recognized or disclosed in the financial statements at fair value on a recurring basis (that is, at least annually). The Company is currently finalizing the evaluation of the potential impact the adoption of SFAS 157 will have on the consolidated financial position and results of operations. Based on its preliminary analysis management does not expect any significant impact.
In December 2007, the FASB issued Statement No. 141 (Revised 2007), “Business Combinations” (“SFAS 141(R)”). SFAS 141(R) will change the accounting for business combinations. Under SFAS 141(R), an acquiring entity will be required to recognize all the assets acquired and liabilities assumed in a transaction at the acquisition-date fair value with limited exceptions. SFAS 141(R) will change the accounting treatment and disclosure for certain specific items in a business combination. SFAS 141(R) applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. Accordingly, any business combinations the Company engages in will be recorded and disclosed following existing US GAAP until January 1, 2009. The Company expects SFAS 141(R) will have an impact on accounting for business combinations once adopted but the effect is dependent upon acquisitions at that time.

COPA HOLDINGS, S. A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
In December 2007, the FASB issued Statement No. 160, “Noncontrolling Interests in Consolidated Financial Statements—An Amendment of ARB No. 51” (“SFAS 160”). SFAS 160 establishes new accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. SFAS 160 is effective for fiscal years beginning on or after December 15, 2008. The Company believes that SFAS 160 should not have impact on the consolidated financial position or results of operations.
In March 2008, the FASB issued Statement No. 161, “Disclosures about Derivative Instruments and Hedging Activities — an amendment of FASB Statement No. 133” (“SFAS 161”). SFAS 161 requires enhanced disclosures about an entity’s derivative and hedging activities. SFAS 161 is effective for fiscal years beginning on or after November 15, 2008. The Company believes that SFAS 161 should not have impact on the consolidated financial position or results of operations.
3. Special Fleet Charges
In 2007, the Company decided to terminate early five MD-80 aircraft leases, in connection with the transition of AeroRepública’s fleet to EMBRAER-190. Penalties paid for early termination is recognized as Special Fleet Charges in the Statement of Income.

COPA HOLDINGS, S. A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
4. Long-Term Debt
At December 31, long-term debt consisted of the following (in millions):

	2007	2006
Long-term fixed rate debt	$376.4	$347.6
(Secured fixed rate indebtedness due through 2019 Effective rates ranged from 3.98% to 6.75%)

Long-term variable rate debt	431.6	247.4
(Secured variable rate indebtedness due through 2019 Effective rates ranged from 4.25% to 7.20%)

Medium-term variable rate debt	34.9	26.3
(Unsecured variable rate indebtedness due in 2009 Weighted average rate of 4.71% to 6.41%)

Sub-total	842.9	621.3

Less current maturities	110.7	91.5

Long-term debt less current maturities	$732.2	$529.8

Maturities of long-term debt for the next five years are as follows (in millions):

Year ending December 31,
2008		$110.7
2009		67.3
2010		60.8
2011		60.5
2012		84.2
Thereafter		$459.4
As of December 31, 2007 and 2006, the Company had $390.7 million and $365.4 million of outstanding indebtedness, respectively, that is owed to financial institutions under financing arrangements guaranteed by the Export-Import Bank of the United States. The Export-Import Bank guarantees support 85% of the net purchase price of the aircraft and are secured with a first priority mortgage on the aircraft in favor of a security trustee on behalf of Export-Import Bank.
The Company’s Export-Import Bank supported financings are amortized on a quarterly basis, are denominated in U.S. Dollars and originally bear interest at a floating rate linked to LIBOR. The Export-Import Bank guaranteed facilities typically offer an option to fix the applicable interest rate. The Company has exercised this option with respect to $355.5 million as of December 31, 2007.

COPA HOLDINGS, S. A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
The Company effectively extends the maturity of its aircraft financing to 15 years through the use of a “Stretched Overall Amortization and Repayment,” or SOAR, structure which provides serial draw-downs calculated to result in a 100% loan accreting to a recourse balloon at the maturity of the Export-Import Bank guaranteed loan which totaled $42 million as of December 31, 2007.
The Company also typically finances a portion of the purchase price of the Boeing aircraft through commercial loans which totaled $15.2 million as of December 31, 2007.
During 2006, the Company secured a senior and junior term loan facility in the amount of $239.6 million for the purchase of ten (10) Embraer 190 aircraft. The loans have a term of twelve years. During 2006, the Company utilized $23.8 million of this facility and the remainder was drawn during 2007.
During 2006, the Company secured a medium term loan facility in the amount of $36.3 million for the financing of pre-delivery payments of two (2) Boeing 737-800 aircraft having delivery months of May and November 2008. During 2007, the Company secured a medium term loan facility in the amount of $37.5 million for the financing of pre-delivery payments of two (2) Boeing 737-800 aircraft having delivery months of May and October 2009.The Company has granted, for the benefit of the banks, a first priority security interest in the rights, title and interest over the four (4) Boeing 737-800 aircraft. Interests on the loans are paid on a quarterly basis with the principal balance to be repaid upon delivery of the aircraft.
Assets, primarily aircraft, subject to agreements securing the Company’s indebtedness amounted to $1.0 billion and $736.0 million as of December 31, 2007 and 2006, respectively.
As of December 31, 2007 the Company has two unused commitments for long-term financing agreements for approximately $166 million to acquire four (4) Embraer model 190 aircraft, two (2) Boeing 737-800 aircraft and one (1) CFM 56-7B22 engine to be delivered between April and November 2008.
5. Investments
The Company invests in time deposits, asset-backed commercial paper and securities, and U.S. government agency securities. These investments are classified within short-term and long-term investments in the accompanying Consolidated Balance Sheets. Investments are classified as held-to-maturity securities since the Company has the intent and the ability to hold them until maturity. These investments are stated at their amortized cost which is essentially the same as their fair value. Long-term investments mature within three (3) years. Restricted cash classified within long-term investments, held in time deposits, amounted to $7.5 million as of December 31, 2007 and 2006.
As of December 31, 2007 investments hold by the Company are composed principally of time deposits.

COPA HOLDINGS, S. A. AND SUBSIDIARIES
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
At December 31, 2007, the scheduled future minimum lease payments under operating leases that have initial or remaining non-cancelable lease terms in excess of one year are as follows (in millions):

	Operating Leases
	Aircraft	Non-Aircraft
Year ending December 31,
2008	$37.5	$7.4
2009	41.1	6.5
2010	40.5	5.5
2011	37.3	4.8
2012	32.6	4.4
Later years	103.7	10.3

Total minimum lease payments	$292.7	$38.9

Total rent expense was $50.2 million, $48.7 million and $35.4 million for the years ended December 31, 2007, 2006 and 2005, respectively.

COPA HOLDINGS, S. A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
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
Derivative contracts signed during 2006, where accounted as cash flow hedges for financial reporting purposes. They are recorded at fair value with changes reflected in prepayments and other current assets or other current liabilities in the accompanying Consolidated Balance Sheets with the offset to “Accumulated other comprehensive loss”, net of hedge ineffectiveness. Hedge ineffectiveness included in “Other non-operating income (expense)” in the accompanying Consolidated Statement of Income was $0.7 million and $(0.7) millions in 2007 and 2006 respectively. Our loss related to fuel hedging instruments included in aircraft fuel in our Consolidated Statement of Income was $(19) thousand and $(3.1) million in 2007 and 2006 respectively.
The fair value of derivative contracts amounted to $7.0 million in 2007 was recorded in “Other current assets“and $(6.1) million in 2006 was recorded in “Other current liabilities” in the Consolidated Balance Sheet. The Company’s purchases of jet fuel are made substantially from one supplier.
Changes in the fair value of derivative contracts that did not qualify as hedges for financial reporting purposes, which amounted to $8.4 million, $(1.8) million and $0.2 million in years 2007, 2006, and 2005 respectively, were recorded as a component of “Other, net” within Non-operating income (expense). Commencing with new contracts entered into in 2007, none of our derivative contracts are accounted under hedge accounting.
As of December 31, 2007, the Company held derivative instruments on 11% of its projected 2008 fuel consumption, as compared with derivatives held on 29% of actual fuel consumed in 2007.
Financial derivative instruments expose the Company to credit loss in the event of nonperformance by the counterparties to the agreements. However, the Company does not expect any failure of the counterparties to meet their obligations, as the Company’s policy to manage credit risk is to engage in business with counterparties who are financially stable and well-versed in the matters of energy risk management. The amount of such credit exposure is generally the unrealized gain, if any, in such contracts.
Foreign Currency Exchange Risk Management.
The Company uses forward contracts to hedge against the risk associated with its forecasted Colombian peso-denominated cash flows. This derivative does not qualify as hedges for financial reporting purposes in accordance with SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities”. Accordingly, changes in the fair value of such derivative contracts, which amounted to $2.6 million and $(2.0) million in 2007 and 2006, respectively were recorded as a component of “Other, net” within Non-operating income (expense). The fair value of forward contracts amounted to $0.2 million at December 31, 2007 was recorded in “Other Current Assets” and $(2.1) million at December 31, 2006, was recorded in “Other Current Liabilities” in the Consolidated Balance Sheets.

COPA HOLDINGS, S. A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Debt
The fair value of the Company’s debt with a carrying value of $842.9 million and $621.3 million as of December 31, 2007 and 2006, respectively, was approximately $842.9 million and $613.0 million. These estimates were based on the discounted amount of future cash flows using the Company’s current incremental rate of borrowing for a similar liability.
Other Financial Instruments
The carrying amounts of cash, cash equivalents, restricted cash, investment, accounts receivable and accounts payable approximate fair value due to their short-term nature.
8. Cash and Stock Based Compensation Plans
The Company has established equity compensation plans under which it administers non-vested stock, stock options and certain other equity-based awards to attract, retain and motivate executive officers, certain key employees and non-employee directors to compensate them for their contributions to the growth and profits of the Company. Shares delivered under this award program may be sourced from treasury stock, or authorized un-issued shares.
The Company’s equity compensation plans are accounted for under SFAS No. 123R, “Share-Based Payment” (SFAS 123R). SFAS 123R requires companies to measure the cost of employee services received in exchange for an award of equity instruments (typically stock options) based on the grant-date fair value of the award or at fair value of the award at each reporting date, depending on the type of award granted. The fair value is estimated using option-pricing models. The resulting cost is recognized over the period during which an employee is required to provide service in exchange for the award, which is usually the vesting period. For those awards issued subsequent to the adoption of SFAS 123R that allow for acceleration of vesting upon retirement, total compensation cost is recognized over the period ending on the first eligible retirement date.
The total compensation cost recognized for non-vested stock and options awards was $4.8 and $3.3 million in 2007 and 2006, respectively, and were recorded as a component of “Salaries and benefits” within Operating expense.

COPA HOLDINGS, S. A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Non-vested Stock
In March 2006, the Compensation Committee of our Board of Directors granted 935,650 non-vested stock awards for senior management, officers, managers and key employees as follow:
Senior management were granted 847,625 non-vested stock awards which vest over five (5) years in yearly installments equal to 15% of the awarded stock on each of the first three (3) anniversaries of the grant date, 25% on the fourth anniversary and 30% on the fifth anniversary. Managers, officers and key employees, not on our senior management team, were granted 88,025 non-vested stock awards which vest on the second anniversary of the grant date.
In March 2007, the Compensation Committee of our Board of Directors granted 16,955 shares of non-vested stock awards to certain named executive officers, which vest over three (3) years in yearly installments equal to one-third of the awarded stock on each of the three anniversaries of the grant date.
Non-vested stock awards were measured at their fair value, which is the same amount for which a similarly restricted share would be issued to third party, on the grant date. The fair value of these non-vested stocks awards were $53.14 and $21.10 for the 2007 and the 2006 grants, respectively.
A summary of non-vested stock award activity under the plan as of December 31, 2007 and changes during the year are as follows:

	2007		2006
		Weighted-Average		Weighted-Average
		Grant-Date		Grant-Date
	Shares	Fair Value	Shares	Fair Value
Non-vested at beginning of year	917,050	$21.10	—	—
Granted	16,955	53.14	935,650	21.10
Vested	(125,344)	21.10	—	—
Forfeited	(1,950)	21.10	(18,600)	21.10

Non-vested at end of year	806,711	$21.77	917,050	$21.10

The Company uses the straight-line attribution method to recognize the compensation cost for awards with graded vesting periods. The Company estimates that the remaining compensation cost, not yet recognized for the non-vested stock plan, is $12.3 million with a weighted average remaining contractual life of 1.9 years. Additionally, the Company estimates that the 2008 compensation cost related to this plan will be $4.0 million.
The total fair value of shares vested during the year ended December 31, 2007 was $2.6 million.
Stock Options
In March 2007, the Compensation Committee of our Board of Directors granted, for the first time, 35,657 equity stock options to certain named executive officers, which vest over three (3) years in yearly installments equal to one-third of the awarded stock on each of the three anniversaries of the grant date. The exercise price of the options is $53.14, which was the market price of the Company’s stock at the grant date. The stock options have a contractual term of 10 years.

COPA HOLDINGS, S. A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
The weighted-average fair value of the stock options at the grant date was $22.33, and was estimated using the Black-Scholes option-pricing model assuming an expected dividend yield of 0.58% based on our historical dividends payments, expected volatility of approximately 37.8% based on our historical volatility, weighted average risk-free interest rate of 4.59% based on the yield of the U.S. Treasury ten year bond, and an expected term of 6 years calculated under the simplified method.
A summary of options award activity under the plan as of December 31, 2007 and changes during the year is as follows:

Shares

Outstanding at January 1, 2007	—
Granted	35,657
Exercised	—
Forfeited or expired	—

Outstanding at December 31, 2007	35,657

The Company uses the straight-line attribution method to recognize the compensation cost for stock options. The Company estimates that the remaining compensation cost, not yet recognized for stock options, is $0.6 million with a weighted average contractual life of 9.2 years and zero intrinsic value. Additionally, the Company estimates that the 2008 compensation cost related to this plan will be $0.3 million.
9. Earnings Per Share
The following is a reconciliation of the income and share data used in the basic and diluted earnings per share computations for the dates indicated (in millions, except share and share data):

		December 31,
		2007	2006	2005
Income available to common stockholders for both, basic and diluted EPS	US$	161.8	133.8	83.0

Weighted average common shares outstanding applicable to basic EPS		42,907,967	42,812,500	42,812,500

Basic earnings per share	US$	3.77	3.13	1.94

Weighted average common shares outstanding applicable to diluted EPS		42,907,967	42,812,500	42,812,500
Effect of dilutive shares:
Non-vested Stock Plan		555,792	422,053	0

Adjusted weighted average common shares outstanding applicable to diluted EPS		43,463,759	43,234,553	42,812,500

Diluted earnings per share	US$	3.72	3.10	1.94

COPA HOLDINGS, S. A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Options to purchase 35,657 shares of common stock at $53.14 per share outstanding at the end of 2007 were excluded in the computation of diluted EPS because the options’ exercise price was greater than the average market price of the common shares.
10. Accumulated Other Comprehensive Income (Loss)
As of December 31, 2007 and 2006 the components of accumulated other comprehensive income (loss) are as follows (in millions):

	Foreign		Derivatives
	Currency		Financial
	Translation	Pensions	Instruments	Total
Balance as of December 31, 2005	$(1.2)	—	—	$(1.2)
Foreign Currency Translation	1.8	—	—	1.8
Unrealized gain (loss) on derivatives instruments	—	—	(4.0)	(4.0)

Impact of adoption of SFAS 158, net of tax of $0.1	—	(0.9)	—	(0.9)

Balance as of December 31, 2006	0.6	(0.9)	(4.0)	(4.3)

Foreign Currency Translation	3.0			3.0
Unrealized gain (loss) on derivatives instruments	—		4.0	4.0
SFAS 158 Unrecognized actuarial loss of the period	—	(0.1)	—	(0.1)

Amortization of actuarial loss	—	0.1	—	0.1

Balance as of December 31, 2007	$3.6	$(0.9)	$0.0	$2.7

11. Issued Capital and Corporate Reorganization
On November 23, 2005, the Company’s Board of Directors approved a reorganization of the Company’s capital stock. Following the reorganization, the Company’s authorized capital stock consists of 80 million shares of common stock without par value, divided into Class A shares, Class B shares and Class C shares. Immediately following the reorganization, there were 30,034,375 Class A shares outstanding, 12,778,125 Class B shares outstanding, all owned by CIASA (a Panamanian entity), and no Class C shares outstanding. The reorganization did not impact the operations or financial condition of the Company in any respect and, as such, does not result in a new basis of accounting. All share and per share information for the period give retroactive effect to the reorganization. Class A and Class B shares have the same economic rights and privileges, including the right to receive dividends, except that the holders of the Class A shares are not entitled to vote at the Company’s shareholders’ meetings, except in connection with a transformation of the Company into another corporate type; a merger, consolidation or spin-off of the Company; a change of corporate purpose; voluntarily delisting Class A shares from the NYSE; approving the nomination of independent directors nominated by the Company’s Board of Director’s Nominating and Corporate Governance Committee; and any amendment to the foregoing special voting provisions adversely affecting the rights and privileges of the Class A shares.

COPA HOLDINGS, S. A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
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

COPA HOLDINGS, S. A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
The Company is also subject to local tax regulations in each of the jurisdictions where it operates, the great majority of which are related to the taxation of income. In some of the countries to which the Company flies, the Company does not pay any income taxes because it does not generate taxable income under the laws of those countries or because of treaties or other arrangements those countries have with Panama. In the remaining countries, the Company pays income tax at a rate ranging from 25% to 34% of income. Different countries calculate income in different ways, but they are typically derived from sales in the applicable country multiplied by the Company’s net margin or by a presumed net margin set by the relevant tax legislation. The determination of the Company’s taxable income in several countries is based on a combination of revenues sourced to each particular country and the allocation of expenses of the Company’s operations to that particular country. The methodology for multinational transportation company sourcing of revenue and expense is not always specifically prescribed in the relevant tax regulations, and therefore is subject to interpretation by both the Company and the respective taxing authorities. Additionally, in some countries, the applicability of certain regulations governing non-income taxes and the determination of the filing status of the Company are also subject to interpretation.
Under a reciprocal exemption confirmed by a bilateral agreement between Panama and the United States the Company is exempt from the U.S. source transportation income tax derived from the international operation of its aircraft.
The provision for income taxes recorded in the Consolidated Statements of Income was as follows:

	2007	2006	2005

Panama
Current	$1.3	$1.1	$0.8
Deferred	—	—	—
Foreign
Current	13.4	11.5	7.9
Deferred	2.4	(0.3)	0.9

Total	17.1	12.3	$9.6

The Company paid taxes of $16.6 million, $11.3 million and $7.4 million in years 2007, 2006 and 2005, respectively.
Pre-tax income, based on the Copa Airlines’ internal route profitability measures, related to Panamanian operations was $49.7 million, $44.9 million, and $32.3 million in 2007, 2006, and 2005, respectively, and related to foreign operations was $129.3 million, $101.2 million, and $60.3 million in 2007, 2006, and 2005, respectively.
AeroRepública’s benefit from operating loss carryforwards amounted to $0.6 million and $0.8 million as of December 31, 2007 and 2006, respectively. The benefit from operating loss carryforwards are available for a period of seven (7) years from when they were generated in 2005.
Income tax returns for all companies incorporated in the Republic of Panama are subject to review by tax authorities up to the last three (3) years, including the year ended December 31, 2007 according to current tax regulations. For other countries where the Company operates, it is subject to review by their respective tax authorities for periods ranging from the last two (2) to six (6) years.

COPA HOLDINGS, S. A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
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
The reconciliations of income tax computed at the Panamanian statutory tax rate to income tax expense for the years ended December 31 are as follows (in millions):

	Amount			Percentage
	2007	2006	2005	2007	2006	2005
Provision for income taxes at Panamanian statutory rates	$53.7	$43.8	$27.8	30.0%	30.0%	30.0%
Panamanian gross tax election	(13.6)	(12.4)	(8.9)	(7.6%)	(8.5%)	(9.6%)
Difference in Panamanian statutory rates and non-Panamanian statutory rates	(23.0)	(19.1)	(9.3)	(12.8%)	(13.1%)	(10.0%)

Provision for income taxes	$17.1	$12.3	$9.6	9.6%	8.4%	10.4%

Deferred income taxes are provided under the liability method and reflect the net tax effects of temporary differences between the tax basis of assets and liabilities and their reported amounts in the consolidated financial statements.

COPA HOLDINGS, S. A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Significant components of the Company’s deferred tax liabilities and assets are as follows (in millions):

	2007	2006
Deferred tax liabilities:
Intangible Assets	$(11.7)	$(10.5)
Maintenance reserves	(1.8)	(1.7)

	(13.5)	(12.2)

Deferred tax assets:
Property and Equipment	6.3	6.8
Post-employment benefit obligation	0.0	0.1
Allowance for doubtful accounts	0.9	1.5
Expendable parts and supplies	0.4	0.6
Prepaid expenses	0.1	0.4
Others	2.9	2.1

	10.6	11.5

Net deferred tax liabilities	(2.9)	(0.7)

Less: Current deferred tax assets	3.8	3.9

Non current deferred tax liabilities	$(6.7)	$(4.6)

The Company’s deferred tax assets recognized in the Consolidated Balance Sheets, within other current assets, for AeroRepública segment was $3.4 million and $3.8 million for 2007 and 2006, respectively.
The Company adopted Financial Accounting Standards Board’s Interpretation No. 48, “Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109” (FIN 48), effective January 1, 2007. FIN 48 clarifies the accounting for uncertainty in income taxes recognized in financial statements and requires the impact of a tax position to be recognized in the financial statements if that position is more likely than not of being sustained by the taxing authority. The adoption of FIN 48 did not have a material effect on our consolidated financial position or results of operations. Interest and penalties related to unrecognized tax benefits are recognized within interest expense and other non-operating income (expense), respectively, in our consolidated statement of operations.
13. Employee Benefit Plans
The Company, in accordance with Panamanian labor laws, is required to establish and fund both a severance fund and a termination indemnity plan.
The Company contributes to the Severance Fund based on 1.92% of applicable wages paid annually. Upon cessation of the labor relationship, regardless of cause, the Company is required to pay the employee the amount accumulated up to the cessation of the labor relationship. This plan is accounted for as a defined benefit pension plan under SFAS No. 87, “ Employers’ Accounting for Pensions” (SFAS 87), as amended, whereby pension benefit expense is recognized over the employees’ approximate service periods.

COPA HOLDINGS, S. A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
The Company contributes to the Termination Indemnity Plan based on 0.33% of total applicable wages paid annually. Upon cessation of the labor relationship due to termination, the Company is required to pay 6.54% of applicable wages earned over the duration of the employment period of the terminated employee. This plan is accounted for as a post-employment benefit plan under SFAS No. 112, "Employers’ Accounting for Post-employment Benefits” (SFAS 112), whereby post-employment benefit expense is recognized over the employees’ approximate service periods.
In Panama, all employees are covered by one or more of these plans. In Colombia, all employees hired before April 1, 1994 are covered by a defined benefit pension plan. The benefits under these plans are based on years of service and an employee’s accumulated compensation. Pension obligations are measured as of December 31 of each year.
Panama Pension and Post Employment Plans
Pension Plan
The following table sets forth the defined benefit pension plan’s change in projected benefit obligation (in millions) at December 31:

	2007	2006

Accumulated benefit obligation	$3.1	$2.8

Projected benefit obligation at beginning of year	$3.4	$2.9
Service cost	0.4	0.3
Interest cost	0.2	0.2
Actuarial losses	0.0	0.4
Benefits paid	(0.4)	(0.4)

Projected benefit obligation at end of year	$3.6	$3.4

The following table sets forth the defined benefit pension plan’s change in the fair value of plan assets (in millions) at December 31:

	2007	2006

Fair value of plan assets at beginning of year	$4.0	$3.4
Actual return on plan assets	0.2	0.2
Employer contributions	0.9	0.8
Benefits paid	(0.4)	(0.4)

Fair value of plan assets at end of year	$4.7	$4.0

COPA HOLDINGS, S. A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
The following table sets forth the amounts (in millions) recognized in the consolidated balance sheet and the funded status of the plan at December 31:

	2007	2006

Noncurrent benefit asset	$1.1	$0.6

Net overfunded amount recognized in balance sheet	1.1	0.6

Unrecognized net actuarial gain (loss)	—	—

Funded status of the plans — net overfunded	$1.1	$0.6

The amount of net actuarial loss, net of tax, recorded in “Accumulated Other Comprehensive Income (Loss)” that have not yet been recognized as components of net periodic benefit expense are $0.9 million for the years ending December 31, 2007 and 2006, respectively.
The amount of unrecognized net actuarial loss recorded in accumulated other comprehensive loss expected to be recognized as components of net periodic benefit expense during 2008 is $ 0.1 million.
Other changes in plan assets and benefit obligations recognized in other comprehensive income for the years ended December 31 are as follow (in millions):

2007

Actuarial losses of current period	$0.1
Amortization of actuarial losses into net periodic benefit expense	(0.1)
Total recognized in other comprehensive income	$0.0
Net periodic benefit expense for the years ended December 31 included the following components (in millions):

	2007	2006	2005

Service cost	$0.4	$0.3	$0.3
Interest cost	0.2	0.2	0.1
Expected return on plan assets	(0.2)	(0.1)	(0.1)
Actuarial loss	0.1	0.0	0.0

Net periodic benefit expense	$0.5	$0.4	$0.3

The following actuarial assumptions were used to determine the actuarial present value of projected benefit obligation at December 31:

	2007	2006

Weighted average assumed discount rate	5.54%	5.54%
Weighted average rate of compensation increase	3.25%	3.25%

COPA HOLDINGS, S. A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
The following actuarial assumptions were used to determine the net periodic benefit expense for the year ended December 31:

	2007	2006	2005

Weighted average assumed discount rate	5.54%	5.50%	5.75%
Expected long-term rate of return on plan assets	5.00%	4.50%	4.00%
Weighted average rate of compensation increase	3.25%	3.25%	3.50%
The Company’s discount rate is determined based upon the review of high quality corporate bond rates, the change in these rates during the year, and year-end rate levels.
The Company holds its Seniority Premium funds with Profuturo, a Panamanian pension fund management company backed by various banks and insurance companies. The Seniority Premium is invested in Proahorro, a conservative fund which invests in instruments such as savings accounts (0.03%), panamanian commercial paper (4.74%) and time deposits (95.23%), with return on funds amounting to 5.8% in 2007. The expected return on plan assets is based upon an evaluation of the Company’s historical trends and experience taking into account current and expected market conditions.
Estimated future contribution and benefit payments, which reflect expected future service, for the years ended December 31, are as follows (in millions):

Future contribution payments:

2008	$0.8

Future benefit payments:
2008	$0.7
2009	$0.6
2010	$0.7
2011	$0.6
2012	$0.6
Remaining five years	$2.6
Post-employment Benefit Plan
For the years ended December 31, 2007, 2006, and 2005, total expense for the post-employment benefits was $0.4 million, $0.5 million, and $0.4 million, respectively.

COPA HOLDINGS, S. A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
14. Fleet Impairment Charges
The Company re-evaluated the value of its Boeing 737-200 aircraft, rotable and expendable parts in accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” in 2003.
In 2004, the Company entered into a sales agreement for its remaining Boeing 737-200 aircraft. Gains on the sale of the aircraft of $1.1 million in each of 2004 and 2005 are included within Other, net . In 2005, the Company sold parts related to its Boeing 737-200, resulting in a gain of $0.3 million which is also included within Other, net.
15. Related Party Transactions
The following is a summary of significant related party transactions that occurred during 2007, 2006 and 2005. Except as otherwise discussed, the payments to and from related parties in the ordinary course of business were based on prevailing market rates.
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
As a result of these activities, the Company paid Continental $29.4 million, $25.1 million, and $16.9 million in 2007, 2006 and 2005, respectively, and Continental paid Copa $21.2 million, $17.8 million, and $16.1 million in 2007, 2006 and 2005, respectively. The Company owed Continental $0.2 million and $0.9 million at December 31, 2007 and 2006, respectively. Continental owed the Company $0.5 million and $1.5 million at December 31, 2007 and 2006, respectively. The services provided are considered normal to the daily operations of both airlines.
Banco General, S. A. (“Banco General”). The Company has a strong commercial banking relationship with Banco General, S. A. On January 3, 2007 Grupo Financiero Continental, S. A., which is controlled by the Company’s shareholders, agreed to merge the operations of Banco Continental with Banco General to form Panama’s largest privately owned bank. After the execution of the merger, the shareholders of Grupo Financiero Continental S. A. own approximately 39% of the combined entity.
The Company obtains financing from Banco General under short to medium-term financing arrangements for part of the commercial loan tranche of one of the Company’s Export-Import Bank facilities. The Company also maintains general lines of credit and time deposit accounts with Banco General.
Interest payments to Banco General totaled $0.6 million, $1.4 million and $1.6 million in 2007, 2006 and 2005, respectively, and the Company received interest income of $4.5 million, $1.5 million, and $1.0 million in 2007, 2006 and 2005, respectively. The debt balance outstanding at December 31 amounted to $4.8 million and $8.5 million in 2007 and 2006, respectively. These amounts are included in “Current maturities of long-term debt” and “Long-term debt” in the Consolidated Balance Sheets.

COPA HOLDINGS, S. A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
ASSA Compañía de Seguros, S. A. (“ASSA”). Panamanian law requires the Company to maintain its insurance policies through a local insurance company. The Company has contracted ASSA, an insurance company controlled by the Company’s controlling shareholders, to provide substantially all of its insurance. ASSA has, in turn, reinsured almost all of the risks under those policies with insurance companies in Europe. The net payment to ASSA, after taking into account the reinsurance of these risks totaled $0.03 million in each of 2007, 2006 and 2005.
Petróleos Delta, S. A. (“Delta Petroleum”). During 2005, the Company entered into a contract with Petróleos Delta, S.A. to supply its jet fuel needs. The price agreed to under this contract is based on the two week average of the U.S. Gulf Coast Waterborne Mean index plus local taxes, certain third-party handling charges and a handling charge to Delta. The contract has a one year term that automatically renews for one year period unless terminated by one of the parties. While the Company’s controlling shareholders do not hold a controlling equity interest in Petróleos Delta, S.A., various of the Company’s Board of Directors also are Board members of Petróleos Delta, S.A. Payments to Petróleos Delta totaled $126.0 million in 2007, $77.9 million in 2006 and $26.5 million from August to December of 2005.
Desarrollo Inmobiliario del Este, S. A. (“Desarrollo Inmobiliario”). During January 2006, the Company moved into its new headquarters, a recently constructed building located six miles away from Tocumen International Airport. The Company leases five floors consisting of approximately 104,000 square feet of the building from Desarrollo Inmobiliario, an entity controlled by the same group of investors that controls CIASA, under a ten-year lease at a rate of $0.1 million per month. Payments to Desarrollo Inmobiliario del Este, S.A. totaled $1.9 million, $1.8 million, $0.6 million in 2007, 2006 and 2005, respectively.
Galindo, Arias & Lopez. Most of the Company’s legal work, including passing on the validity of the shares offered, is carried out by the law firm Galindo, Arias & Lopez. Certain partners of Galindo, Arias & Lopez are indirect shareholders of CIASA and serve on the Company’s Board of Directors. Payments to Galindo, Arias & Lopez totaled $0.4 million, $0.3 million and $0.3 million in 2007, 2006 and 2005, respectively.
Other Transactions. The Company purchases most of the alcohol and other beverages served on its aircraft from Motta Internacional, S.A. and Global Brands, S.A., both of which are controlled by the Company’s controlling shareholders. The Company does not have any formal contracts for these purchases, but pays wholesale prices based on price lists periodically submitted by those importers. The Company paid $0.6 million, $0.5 million and $0.4 million in 2007, 2006 and 2005, respectively.
The Company’s telecommunications and other data services have been provided by Telecarrier, Inc., since February 2003. Some of the controlling shareholders of CIASA have a controlling interest in Telecarrier. Payments to Telecarrier totaled $0.6 million, $0.5 million and $0.4 million in 2007, 2006 and 2005, respectively.

COPA HOLDINGS, S. A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
The Company receives services from Call Center Corporation, a call center that operates Copa’s reservations and sales services and handles calls from Panama as well as most other countries Copa flies to. One of the Company’s directors, Joseph Fidanque III, is one of the owners of this call center. Payments to Call Center Corporation totaled $2.6 million and $2.4 million in 2007 and 2006, respectively.
The advertising agency that the Company uses in Panama, Rogelio Diaz Publicidad (RDP), is owned by the brother-in-law of the Company’s chief executive officer. Gross invoices for all services performed through RDP totaled $1.6 million, $1.5 million and $1.5 million in 2007, 2006 and 2005, respectively.
16. Commitments and Contingencies
The Company has a purchase contract with Boeing for 16 Boeing 737-Next Generation aircraft, under which the Company has eight (8) firm orders, three (3) purchase options and five (5) purchase rights. Additionally, the Company has a purchase contract with Embraer for 26 Embraer 190 aircraft, under which the Company has four (4) firm orders, sixteen (16) purchase options and six (6) purchase options rights.
The firm orders have an approximate value of $760.1 million based on aircraft list prices, including estimated amounts for contractual price escalation and pre-delivery deposits. The Company is scheduled to take delivery of the aircraft underlying the 12 firm orders between 2008 and 2012.
Covenants
As a result of the various aircraft financing contracts entered into by the Company, the Company is required to comply with certain financial covenants. These covenants, among other things, require the Company to maintain an EBITDAR to fixed charge ratio of at least 2.5 times, a minimum tangible net worth of $160 million, an EBITDAR to finance charge expense ration of at least 2.0 times, a net borrowings to Company’s capitalization ratio of less than 85%, a total liability plus operating leases minus operating cash to tangible net worth ratio of less than 5.5, a long-term obligations to EBITDAR ratio of less than 6.0, a minimum unrestricted cash balance of $50 million and a minimum of $75 million in available cash, cash equivalents and short-term investments.
As of December 31, 2007, the Company was in compliance with all required covenants.
Labor Unions
Approximately 49% of the Company’s 5,145 employees are unionized. There are currently seven (7) union organizations; five (5) covering employees in Panama and two (2) covering employees in Colombia.
The five (5) unions covering employees in Panama include: the pilots’ union (SIPAC); the flight attendants’ union (SIPANAB); the mechanics’ union (SINTECMAP); the traffic attendants’ union (UGETRACO); and a generalized union (SIELAS), which represents ground personnel, messengers, drivers, counter agents and other non-executive administrative staff. Copa Airlines entered into a new collective bargaining agreement with SIPAC on October 31, 2007 which will end August 31, 2012. Typically, collective bargaining agreements in Panama have terms of four years. Copa Airlines has traditionally experienced good relations with its unions.

COPA HOLDINGS, S. A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
The two (2) unions covering employees in Colombia are: the pilots’ union (ACDAC) and the traffic attendant’s union (ACAV). AeroRepública is now negotiating a new collective bargaining agreement with ACAV, this negotiation is expected to finish during second quarter of 2008. AeroRepública’s entered into a new collective bargaining agreement with ACDAC on March 3, 2008 that will be effect until December 31, 2010. Typically, collective bargaining agreements in Colombia have terms of two to four years. AeroRepública has traditionally experienced good relations with its unions.
Lines of Credit for Working Capital and Letters of Credit
The Company maintained available facilities for working capital with several banks with available balances of $34.5 million at December 31, 2007 and 2006.
The Company maintained available facilities for letters of credit with several banks with outstanding balances of $33.8 million and $27.3 million at December 31, 2007 and 2006, respectively. These letters of credit are pledged for aircraft rentals, maintenance and guarantees for airport facilities. Of this total, $22.1 million are letters of credit opened on behalf of AeroRepública for the same purposes listed above.
These lines of credit have been put in place to bridge liquidity gaps and for other potential contingencies. Due to the Company’s current cash position, the lines of credit do not have outstanding balances.
Termination of General Sales Agent
The Company historically outsourced sales functions in some outstations through agreements with general sales agents (GSA). Over the past few years, the Company has been discontinuing existing agreements in order to reduce distribution costs and take direct control over these functions. As a result of this process, the Company terminated general sales agent agreements in 2004. Payments relating to the termination of the general sales agent agreements amounted to $1.3 million and was expensed in 2005.
The Company has no remaining GSA agreements with significant termination contingencies.
17. Subsequent Events
Stock Grants
During first quarter of 2008, the Compensation Committee of the Company’s Board of Directors approved two (2) new awards. Awards were granted under these new plans for 62,935 shares of non-vested stock, which will vest over three (3) years. The Company estimates the fair value of these awards to be approximately $2.4 million and the 2008 compensation cost for these plans is $0.6 million.

COPA HOLDINGS, S. A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Investment in subsidiary
During the first quarter of 2008, the Company invested an additional $4.3 million in its subsidiary AeroRepública Airlines.
18. Segment Reporting
The Company determined it has two reportable segments, the Copa segment and the AeroRepública segment, primarily because: (1) management evaluates the financial and operational results of the Copa segment and AeroRepública segment separately for internal reporting and management performance evaluation purposes; and (2) management intends to allow AeroRepública’s existing management to continue operating the airline as a point-to-point Colombian carrier. The accounting policies of the segments are the same as those described in Note 1, “Summary of Significant Accounting Policies”. General corporate and other assets are allocated to the Copa segment.

COPA HOLDINGS, S. A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Operating information for the Copa segment and the AeroRepública segment for the period ended December 31, 2007, 2006 and 2005 is as follow (in millions):

	2007	2006	2005

Operating Revenues:
Copa Segment	$806.2	$676.2	$505.7
AeroRepública segment	226.0	175.9	103.0
Elimnations	(4.9)	(0.9)	(0.1)

Consolidated	$1,027.3	$851.2	$608.6

Depreciation:
Copa Segment	$30.7	$23.7	$19.3
AeroRepública segment	4.6	1.2	0.6

Consolidated	$35.3	$24.9	$19.9

Aircraft Rentals:
Copa Segment	$27.8	$23.9	$22.1
AeroRepública segment	14.8	14.6	5.5
Elimnations	(4.0)	(0.3)	0.0

Consolidated	$38.6	$38.2	$27.6

Operating income:
Copa Segment	$171.7	$166.6	$103.0
AeroRepública segment	25.8	(0.5)	6.1

Consolidated	$197.5	$166.1	$109.1

Interest expense:
Copa Segment	$(33.8)	$(25.2)	$(18.3)
AeroRepública segment	(8.0)	(2.2)	(2.2)

Consolidated	$(41.8)	$(27.4)	$(20.5)

Interest income:
Copa Segment	$11.7	$6.9	$3.4
AeroRepública segment	0.5	0.4	0.2

Consolidated	$12.2	$7.3	$3.6

Income (loss) before income taxes:
Copa Segment	$165.6	$155.5	$89.8
AeroRepública segment	13.3	(9.4)	2.8

Consolidated	$178.9	$146.1	$92.6

Total Assets at End of Period:
Copa Segment	$1,546.6	$1,168.1
AeroRepública segment	256.3	132.9
Elimnations	(95.6)	(46.0)

Consolidated	$1,707.3	$1,255.0

Capital Expenditures:
Copa Segment	$250.5	$222.0	$109.9
AeroRepública segment	115.6	30.0	2.9

Consolidated	$366.1	$252.0	$112.8

COPA HOLDINGS, S. A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Information concerning operating revenue by principal geographic area for the period ended December 31 is as follow (in millions):

	2007	2006	2005
North America	$152.1	$131.2	$86.9
Central America and Caribbean	162.3	157.0	125.3
South America	573.6	450.3	303.2
Panama	139.3	112.7	93.2

Total operating revenue	$1,027.3	$851.2	$608.6

We attribute revenue among the geographical areas based upon point of sales. Our tangible assets and capital expenditures consist primarily of flight and related ground support equipment, which is mobile across geographic markets and, therefore, has not been allocated.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

THE BOARD OF DIRECTORS AND SHAREHOLDERS
COPA HOLDINGS, S.A.

We have audited the consolidated financial statements of Copa Holdings, S.A. (the “Company”) and subsidiaries as of December 31, 2007 and 2006, and for each of the three years in the period ended December 31, 2007, and have issued our report thereon dated May 5, 2008 (included elsewhere in this Annual Report Form 20F). Our audits also included the financial statement schedule II - Valuation and Qualifying Accounts listed in Item 18 of this Annual Report. This schedule is the responsibility of the Company’s management. Our responsibility is to express an opinion based on our audits.

In our opinion, the financial statement schedule referred to above, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

/s/  Ernst & Young

Panama City, Republic of Panama
May 5, 2008

S-1

Schedule II — Valuation and Qualifying Accounts

	Balance at	Additions	Deductions
	Beginning of	Charged To	from		Balance at
Description	Year	Expense	Reserves		End of Year
	(in thousands)

2007
Allowance for Doubtful Accounts	$7,305	$4,276	$(3,424	) (a)	$8,157
Allowance for Obsolescence of Expendable Parts and Supplies	21	14	0		35

2006
Allowance for Doubtful Accounts	$4,911	$3,764	($1,370	) (a)	$7,305
Allowance for Obsolescence of Expendable Parts and Supplies	9	12	0		21

2005
Allowance for Doubtful Accounts	$4,713	$812	($614	) (a)	$4,911
Allowance for Obsolescence of Expendable Parts and Supplies	1,739	3	(1,733)		9
General Sales Agent Contract Termination Reserves	1,300	0	(1,300)		0

(a) Doubtful accounts written off.

S-2

EXHIBIT INDEX

10.47†	Supplemental Agreement No. 14 dated as of August 31, 2007 to the Boeing Purchase Agreement Number 2191 dated November 25, 1998 between the Boeing Company and Copa Holdings, S.A.

10.48†	Supplemental Agreement No. 15 dated as of February 21, 2008 to the Boeing Purchase Agreement Number 2191 dated November 25, 1998 between the Boeing Company and Copa Holdings, S.A.

12.1	Certification of the Chief Executive Officer, pursuant to Rules 13a-14 and 15d-14 under the Securities Exchange Act of 1934.

12.2	Certification of the Chief Financial Officer, pursuant to Rules 13a-14 and 15d-14 under the Securities Exchange Act of 1934.

13.1	Certification of Chief Executive Officer, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2	Certification of the Chief Financial Officer, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

†	The Registrant has requested confidential treatment for portions of this exhibit.