Form 20-F
period 2008-12-31
Copa Holdings, S.A.
filed 2009-05-06
CIK 1345105

As filed with the Securities and Exchange Commission on May 6, 2009

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2008
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Commission file number: 001-32696

COPA HOLDINGS, S.A.
(Exact name of Registrant as Specified in Its Charter)
Not Applicable
(Translation of Registrant’s Name Into English)

Republic of Panama
(Jurisdiction of Incorporation or Organization)
Avenida Principal y Avenida de la Rotonda, Costa del Este
Complejo Business Park, Torre Norte
Parque Lefevre, Panama City
Panama
(Address of Principal Executive Offices)

Joseph Putaturo
Complejo Business Park, Torre Norte
Parque Lefevre, Panama City, Panama
+507 304 2677 (Telephone)
+507 304 2535 (Facsimile)
(Registrant’s Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act

Title of Each Class:	Name of Each Exchange On Which Registered

Class A Common Stock, without par value	New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act:
None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: At December 31, 2008, there were outstanding 43,194,566 shares of common stock, without par value, of which 30,416,441 were Class A shares and 12,778,125 were Class B shares.
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☑ Yes ☐ No
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. ☐ Yes ☑ No
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☑ Yes ☐ No
Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).  Yes ☐ No ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and non-accelerated filer” in Rule 12b-2 of Exchange Act. (Check one):

Large Accelerated Filer ☑	Accelerated Filer ☐	Non-accelerated Filer ☐
Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:
U.S. GAAP ☑ IFRS ☐ Other ☐
If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:
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

Presentation of Financial and Statistical Data
Included elsewhere in this annual report are our audited consolidated balance sheets as of December 31, 2007 and 2008 and the audited consolidated statements of income, changes in shareholders’ equity and cash flows for the years ended December 31, 2006, 2007 and 2008. The consolidated financial information as of December 31, 2004, 2005 and 2006, and for the years ended December 31, 2004 and 2005 has been derived from our audited consolidated financial statements that were prepared in accordance with accounting principles generally accepted in the United States, or U.S. GAAP and which have not been included in this annual report. Our audited consolidated financial statements have been prepared in accordance with U.S. GAAP and are stated in U.S. dollars. We began consolidating the results of our AeroRepública operating subsidiary as of its acquisition date on April 22, 2005. Unless otherwise indicated, all references in the annual report to “$” or “dollars” refer to U.S. dollars, and all references to “Pesos” or “Ps.” refer to Colombian pesos, the local currency of Colombia.
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
The summary consolidated financial information as of December 31, 2007 and 2008 and for the years ended December 31, 2006, 2007 and 2008 has been derived from our audited consolidated financial statements included elsewhere in this annual report. The consolidated financial information as of December 31, 2004, 2005 and 2006, and for the years ended December 31, 2004 and 2005 has been derived from our audited consolidated financial statements that were prepared under U.S. GAAP and which have not been included in this annual report.
We have acquired 99.9% of the stock of AeroRepública, a Colombian air carrier, and began consolidating its results on April 22, 2005. As a result of this acquisition, our financial information prior to and after the acquisition is not comparable.

	Year Ended December 31,
	2004	2005(21)	2006	2007	2008
	(in thousands of dollars, except share and per share data and operating data)
INCOME STATEMENT DATA
Operating revenue:
Passenger revenue	$364,611	$563,520	$798,901	$967,066	$1,217,311
Cargo, mail and other	35,226	45,094	52,259	60,198	71,478

Total operating revenues	399,837	608,614	851,160	1,027,264	1,288,789
Operating expenses:
Aircraft fuel	62,549	149,303	217,730	265,387	404,669
Salaries and benefits	51,701	69,730	91,382	116,691	139,431
Passenger servicing	39,222	50,622	64,380	82,948	98,775
Commissions	29,073	45,087	57,808	65,930	67,177
Reservations and sales	22,118	29,213	38,212	48,229	54,996
Maintenance, materials and repairs	19,742	32,505	50,057	51,249	66,438
Depreciation	19,279	19,857	24,874	35,328	42,891
Flight operations	17,904	24,943	33,740	43,958	56,425
Aircraft rentals	14,445	27,631	38,169	38,636	43,008
Landing fees and other rentals	12,155	17,909	23,929	27,017	32,467
Other	29,306	32,622	44,758	55,093	58,521
Special fleet charges(1)	—	—	—	7,309	—
Gain from involuntary conversion(2)	—	—	—	(8,019)	—

Total operating expenses	317,494	499,422	685,039	829,756	1,064,798

Operating income	82,343	109,192	166,121	197,508	223,991

Non-operating income (expense):
Interest expense	(16,488)	(21,629)	(29,150)	(44,332)	(42,071)
Interest capitalized	963	1,089	1,712	2,570	1,921
Interest income	1,423	3,544	7,257	12,193	11,130
Other, net(3)	6,063	395	185	10,987	(58,843)

Total non-operating expenses, net	(8,039)	(16,601)	(19,996)	(18,582)	(87,863)
Income before income taxes	74,304	92,591	146,125	178,926	136,128
Provision for income taxes	(5,732)	(9,592)	(12,286)	(17,106)	(17,469)

Net income	68,572	82,999	133,839	161,820	118,659

	Year Ended December 31,
	2004	2005(21)	2006	2007	2008
	(in thousands of dollars, except share and per share data and operating data)
BALANCE SHEET DATA
Total cash, cash equivalents and short-term investments	$110,943	$114,490	$197,380	$308,358	$396,826
Accounts receivable, net	27,706	46,533	62,137	74,169	75,201
Total current assets	152,087	184,351	290,651	435,736	522,464
Purchase deposits for flight equipment	7,190	52,753	65,150	64,079	84,861
Total property and equipment	541,211	637,543	862,283	1,166,262	1,337,669
Total assets	702,050	916,912	1,255,015	1,707,251	1,954,225
Long-term debt	380,827	402,954	529,802	732,209	800,196
Total shareholders’ equity	174,155	245,867	371,669	531,637	632,432
Capital stock	29,223	29,223	32,563	37,372	42,964

CASH FLOW DATA
Net cash provided by operating activities	$98,051	$115,368	$193,468	$221,941	$198,105
Net cash used in investing activities	(85,738)	(159,886)	(258,980)	(334,758)	(322,780)
Net cash provided by financing activities	29,755	38,929	141,498	228,295	59,519

OTHER FINANCIAL DATA
EBITDA(4)	107,685	129,444	191,180	243,823	208,039
Aircraft rentals	14,445	27,631	38,169	38,636	43,008
Operating margin(5)	20.6%	17.9%	19.5%	19.2%	17.4%
Weighted average shares used in computing net income per share (basic)(6)	42,812,500	42,812,500	42,812,500	42,907,967	43,142,515
Weighted average shares used in computing net income per share (diluted)(6)	42,812,500	42,812,500	43,234,553	43,463,759	43,439,879
Net income (loss) per share (basic)(6)	$1.60	$1.94	$3.13	$3.77	$2.75
Net income (loss) per share (diluted)(6)	$1.60	$1.94	$3.10	$3.72	$2.73
Dividends declared per share	$0.23	$0.24	$0.19	$0.31	$0.37

OPERATING DATA
Revenue passengers carried(7)	2,333	4,361	5,741	6,015	6,485
Revenue passenger miles(8)	2,548	3,824	5,017	5,861	6,717
Available seat miles(9)	3,639	5,359	6,866	7,918	8,845
Load factor(10)	70.0%	71.4%	73.1%	74.0%	75.9%
Break-even load factor(11)	52.6%	57.9%	58.0%	58.6%	67.1%
Total block hours(12)	70,228	103,628	130,818	157,200	182,692
Average daily aircraft utilization(13)	9.3	9.8	9.8	9.6	9.6
Average passenger fare	156.3	129.2	139.2	160.8	187.7
Yield(14)	14.31	14.74	15.92	16.50	18.12
Passenger revenue per ASM(15)	10.02	10.51	11.64	12.21	13.76
Operating revenue per ASM(16)	10.99	11.36	12.40	12.97	14.57
Operating expenses per ASM (CASM)(17)	8.72	9.32	9.98	10.48	12.04
Departures	27,434	48,934	65,471	71,893	79,664
Average daily departures	75.0	156.6	179.4	197.0	217.7
Average number of aircraft	20.6	31.0	38.6	45.0	52.0
Airports served at period end	29	36	42	46	51

	Year Ended December 31,
	2004	2005(21)	2006	2007	2008
	(in thousands of dollars, except share and per share data and operating data)
SEGMENT FINANCIAL DATA
Copa:
Operating revenue	$399,837	$505,655	$676,168	$806,201	$1,035,945
Operating expenses	317,494	402,684	509,540	634,521	827,714
Depreciation	19,279	19,242	23,732	30,710	38,108
Aircraft rentals	14,445	22,096	23,842	27,756	31,271
Interest expense	16,488	19,424	26,907	36,300	36,208
Interest capitalized	963	1,089	1,712	2,570	1,921
Interest income	1,423	3,376	6,887	11,720	10,514
Net income (loss) before tax	74,304	89,745	155,533	165,571	130,851
Total assets	702,050	851,075	1,168,121	1,546,623	1,823,512
AeroRepública:
Operating revenue	—	$103,016	$175,883	$226,042	$264,912
Operating expenses	—	96,839	176,388	200,474	249,152
Depreciation	—	615	1,142	4,618	4,783
Aircraft rentals	—	5,535	14,604	14,760	22,732
Interest expense	—	2,205	2,243	8,032	5,863
Interest capitalized	—	—	—	—	—
Interest income	—	168	370	473	616
Net income (loss) before tax	—	2,846	(9,408)	13,354	5,277
Total assets	—	98,091	132,872	256,349	258,562

SEGMENT OPERATING DATA
Copa:
Available seat miles(9)	3,639	4,409	5,239	6,298	7,342
Load factor(10)	70.0%	73.4%	77.8%	78.4%	78.8%
Break-even load factor	52.6%	56.8%	56.1%	58.7%	67.2%
Yield(14)	14.31	14.41	15.49	15.33	16.81
Operating revenue per ASM(16)	10.99	11.47	12.91	12.80	14.11
CASM(17)	8.72	9.13	9.73	10.08	11.27
Average stage length(19)	1,047	1,123	1,158	1,207	1,216
On time performance(18)	91.8%	91.7%	91.0%	86.9%	87.5%

AeroRepública:(22)
Available seat miles(9)	—	950	1,627	1,620	1,503
Load factor(10)	—	62.0%	57.9%	57.2%	61.7%
Break even load factor	—	60.7%	61.9%	54.1%	62.0%
Yield(14)	—	16.53	17.79	22.74	26.31
Operating revenue per ASM(16)	—	10.84	10.81	13.95	17.63
CASM(17)	—	10.19	10.84	12.37	16.58
Average stage length(19)	—	360	370	398	421
On time performance(20)	—	70.4%	80.3%	72.8%	84.2%

(1)	Represents expenses related to costs associated with terms negotiated for the early termination of three MD-80 aircraft as a result of AeroRepública’s ongoing transition to a more fuel efficient all Embraer-190 fleet.

(2)	Represents gain on involuntary conversion of non-monetary assets to monetary assets related to insurance proceeds in excess of aircraft book value.

(3)	Consists primarily of changes in the fair value of fuel derivative contracts, foreign exchange gains/losses and gains on sale of Boeing 737-200 aircraft. See “Item 5. Operating and Financial Review and Prospects” and the notes to our consolidated financial statements.

(4)	EBITDA represents net income (loss) plus the sum of interest expense, income taxes, depreciation and amortization minus the sum of interest capitalized and interest income. EBITDA is presented as supplemental information because we believe it is a useful indicator of our operating performance and is useful in comparing our operating performance with other companies in the airline industry. However, EBITDA should not be considered in isolation, as a substitute for net income prepared in accordance with U.S. GAAP or as a measure of a company’s profitability. In addition, our calculation of EBITDA may not be comparable to other companies’ similarly titled measures. The following table presents a reconciliation of our net income to EBITDA for the specified periods:

	Year Ended December 31,
	2004	2005	2006	2007	2008
	(in thousands of dollars)
Net income	$68,572	$82,999	$133,839	$161,820	$118,659
Interest expense	16,488	21,629	29,150	44,332	42,071
Income taxes	5,732	9,592	12,286	17,106	17,469
Depreciation	19,279	19,857	24,874	35,328	42,891

Subtotal	110,071	134,077	200,149	258,586	221,090

Interest capitalized	(963)	(1,089)	(1,712)	(2,570)	(1,921)
Interest income	(1,423)	(3,544)	(7,257)	(12,193)	(11,130)

EBITDA	107,685	129,444	191,180	243,823	208,039

Aircraft rentals represents a significant operating expense of our business. Because we leased several of our aircraft during the periods presented, we believe that when assessing our EBITDA you should also consider the impact of our aircraft rent expense, which was $14.4 million in 2004, $27.6 million in 2005, $38.2 million in 2006, $38.6 million in 2007 and $43.0 million in 2008.

(5)	Operating margin represents operating income divided by operating revenues.

(6)	All share and per share amounts have been retroactively restated to reflect the current capital structure described under Item 10.B “—Description of Capital Stock” and in the notes to our consolidated financial statements.

(7)	Total number of paying passengers (including all passengers redeeming OnePass frequent flyer miles and other travel awards) flown on all flight segments, expressed in thousands.

(8)	Number of miles flown by scheduled revenue passengers, expressed in millions.

(9)	Aircraft seating capacity multiplied by the number of miles the seats are flown, expressed in millions.

(10)	Percentage of aircraft seating capacity that is actually utilized. Load factors are calculated by dividing revenue passenger miles by available seat miles.

(11)	Load factor that would have resulted in total revenues being equal to total expenses, excluding the effect of fuel derivative mark-to-market, this figure would have been 52.6% in 2004, 57.9% in 2005, 57.7% in 2006, 59.5% in 2007 and 63.0% in 2008.

(12)	The number of hours from the time an airplane moves off the departure gate for a revenue flight until it is parked at the gate of the arrival airport.

(13)	Average number of block hours operated per day per aircraft for the total aircraft fleet.

(14)	Average amount (in cents) one passenger pays to fly one mile.

(15)	Passenger revenues (in cents) divided by the number of available seat miles.

(16)	Total operating revenues for passenger aircraft related costs (in cents) divided by the number of available seat miles.

(17)	Total operating expenses for passenger aircraft related costs (in cents) divided by the number of available seat miles.

(18)	Percentage of flights that arrive at the destination gate within fifteen minutes of scheduled arrival.

(19)	The average number of miles flown per flight.

(20)	Percentage of flights that depart within fifteen minutes of the scheduled departure time.

(21)	For AeroRepública operating data, this period covers from April 22, 2005 until December 31, 2005 which corresponds to the period that AeroRepública was consolidated in our financial statements.

(22)	AeroRepública has not historically distinguished between revenue passengers and non-revenue passengers. Although we have implemented systems at AeroRepública to record that information, revenue passenger information and other statistics derived from revenue passenger data for the year ended December 31, 2005, 2006, 2007 and 2008 has been derived from estimates that we believe to be materially accurate.
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
We have grown rapidly over the past eight years. During the next several years we intend to continue to grow our fleet, expand our service to new markets and increase the frequency of flights to the markets we currently serve. Achieving these goals is essential in order for our business to benefit from cost efficiencies resulting from economies of scale. We expect to have substantial cash needs as we expand, including cash required to fund aircraft purchases or aircraft deposits as we add to our fleet. We cannot assure you that we will have sufficient cash to fund such projects, and if we are unable to successfully expand our route system, our future revenue and earnings growth would be limited.
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
While our “hub-and-spoke” business model allows us the flexibility to focus on the most profitable, high-demand routes, decreased demand on any such route may disproportionately affect our business, financial condition and results of operation in the short term.
Additionally, a significant portion of our revenues is derived from discretionary and leisure travel which are especially sensitive to economic downturns. Current economic conditions could result in a reduction in passenger traffic, and leisure travel in particular, as well as a reduction in our cargo business, which in turn would materially and negatively affect our financial condition and results of operations. Any perception of further weakening of economic conditions in this region could likewise negatively affect our ability to obtain financing to meet our future capital needs in international capital markets.
The cost of refinancing our debt and obtaining additional financing for new aircraft has increased and may continue to increase.
We currently finance our aircraft through bank loans and operating leases. In the past, we have been able to obtain lease or debt financing on terms attractive to us. We have obtained most of the financing for our Boeing aircraft purchases from commercial financial institutions utilizing guarantees provided by the Export-Import Bank of the United States. The Export-Import Bank provides guarantees to companies that purchase goods from U.S. companies for export, enabling them to obtain financing at substantially lower interest rates as compared to those that they could obtain without a guarantee. The Export-Import Bank does not provide similar guarantees in connection with financing for our aircraft purchases from Embraer since those aircraft are not exports from the United States. At December 31, 2008, we had $379.3 million of outstanding indebtedness that is owed to financial institutions under financing arrangements guaranteed by the Export-Import Bank. We cannot predict whether the Export-Import Bank’s credit support will continue to be available to us to fund future purchases of Boeing aircraft. The Export-Import Bank may in the future limit its exposure to Panama-based companies, to our airline or to airlines generally, or may encourage us to diversify our credit sources by limiting future guarantees.
Similarly, we cannot assure you that we will be able to continue to raise financing from past sources, or from other sources, on terms comparable to our existing financing or at all. The ongoing uncertainty in the credit markets of the United States and the related turmoil in the global financial system has tightened the availability of credit and has increased the cost of obtaining lease or debt financing. If the cost of such financing continues to increase or we are unable to obtain such financing, we may be forced to modify our aircraft acquisition plans or to incur higher than anticipated financing costs, which could have an adverse impact on the execution of our growth strategy and business.

We are dependent on our alliance with Continental and cannot assure you that it will continue.
We maintain a broad commercial and marketing alliance with Continental Airlines, Inc., or Continental, that has allowed us to enhance our network and, in some cases, offer our customers services that we could not otherwise offer. If Continental were to experience severe financial difficulties or go bankrupt, our alliance and service agreements may be terminated or we may not realize the anticipated benefits from our relationship with Continental. While Continental recorded net income of $459 million, for 2007, it has also suffered significant losses in recent years and has indicated that several factors threaten its ability to maintain profitability, including high fuel cost, the troubled global capital markets, industry competition and terrorism or other international hostilities. We cannot assure you that Continental will be able to maintain its profitability, and as a result, we may be materially and adversely affected by a deterioration of Continental’s financial condition.
Since we began the alliance in 1998, we have benefited from Continental’s support in negotiations for aircraft purchases, insurance and fuel purchases, sharing of “best practices” and engineering support in our maintenance operations, and significant other intangible support. This support has assisted us in our growth strategy, while also improving our operational performance and the quality of our service. Our alliance relationship with Continental is the subject of a grant of antitrust immunity from the U.S. Department of Transportation, or DOT. If our relationship with Continental were to deteriorate, or our alliance relationship were no longer to benefit from a grant of antitrust immunity, or our alliance or services agreements were terminated, our business, financial condition and results of operations would likely be materially and adversely affected. The loss of Copa’s codesharing relationship with Continental would likely result in a significant decrease in our revenues. We also rely on Continental’s OnePass frequent flyer program that we participate in globally and on a co-branded basis in Latin America, and our business may be adversely affected if the OnePass program does not remain a competitive marketing program. In addition, our competitors may benefit from alliances with other airlines that are more extensive than our alliance with Continental. We cannot predict the extent to which we will be disadvantaged by competing alliances. Our relationship with suppliers depends in part on our alliance with Continental.
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

At the present time, Corporación de Inverstiones Aereas, S.A., or CIASA, a Panamanian entity, is the record owner of all of our Class B voting shares, representing approximately 29.2% of our total share capital and all of the voting power of our capital stock.
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
The FAA periodically audits the aviation regulatory authorities of other countries. As a result of its investigation, each country is given an International Aviation Safety Assessment, or IASA, rating. Since April 2004, IASA has rated Panama as a Category 1 jurisdiction. We cannot assure you that the government of Panama, and the AAC in particular, will continue to meet international safety standards, and we have no direct control over their compliance with IASA guidelines. If Panama’s IASA rating were to be downgraded in the future, it could prohibit us from increasing service to the United States and Continental would have to suspend the placing of its code on our flights, causing us to lose direct revenue from codesharing as well as reducing flight options to our customers.
We are highly dependent on our hub at Panama City’s Tocumen International Airport.
Our business is heavily dependent on our operations at our hub at Panama City’s Tocumen International Airport. Substantially all of our Copa flights either depart from or arrive at our hub. The hub-and-spoke structure of our operations is particularly dependent on the on-time arrival of tightly coordinated groupings of flights to ensure that passengers can make timely connections to continuing flights. Like other airlines, we are subject to delays caused by factors beyond our control, including air traffic congestion at airports, adverse weather conditions and increased security measures. Delays inconvenience passengers, reduce aircraft utilization and increase costs, all of which in turn negatively affect our profitability. A significant interruption or disruption in service at Tocumen International Airport could have a serious impact on our business, financial condition and operating results. Also, Tocumen International Airport provides international service to the Republic of Panama’s population of approximately 3.4 million, whereas the hub markets of our current competitors tend to be much larger, providing those competitors with a larger base of customers at their hub.
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
The airline business is characterized by high leverage, and we have a high level of indebtedness. We also have significant expenditures in connection with our operating leases and facility rental costs, and substantially all of our property and equipment is pledged to secure indebtedness. For the year ended December 31, 2008, our interest expense and aircraft and facility rental expense under operating leases aggregated $98.5 million. At December 31, 2008, approximately 47% of our total indebtedness bore interest at fixed rates, and a small portion of our lease obligations was determined with reference to LIBOR. Accordingly, our financing and rent expense will not decrease significantly if market interest rates decline.
As of December 31, 2008, we had firm commitments to purchase 13 Boeing 737-Next Generation, with an aggregate manufacturer’s list price of approximately $1.0 billion. We will require substantial capital from external sources to meet our future financial commitments. The continued credit crisis and related turmoil in the global financial system has increased and may continue to increase the costs of such financing. In addition, the acquisition and financing of these aircraft will likely result in a substantial increase in our leverage and fixed financing costs. A high degree of leverage and fixed payment obligations could:
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
If we fail to successfully take delivery of or reliably operate new aircraft, our business could be harmed.
In recent years we have decided to incorporate a number of new aircraft, including Embraer 190 aircraft. Through the end of 2008, Copa and AeroRepublica had accepted delivery of 15 and 9 Embraer 190 aircraft, respectively. The decision to incorporate new aircraft has been based on their potential to enhance customer satisfaction and increase efficiency. Acquisition of new aircraft, involves a variety of risks relating to its ability to be successfully placed into service including:
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
If we fail to successfully take delivery of, or reliably operate new aircraft, our business, financial condition and results of operations could be harmed.
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
In 2008, approximately 69.7% of our expenses and 40.9% of our revenues were denominated in U.S. dollars. The remainder of our expenses and revenues were denominated in the currencies of the various countries to which we fly, with the largest non-dollar amount denominated in Colombian Pesos. As a result of the acquisition of AeroRepública in April 2005, we have an increased exposure to the Colombian Peso. If any of these currencies decline in value against the U.S. dollar, our revenues, expressed in U.S. dollars, and our operating margin would be adversely affected. We may not be able to adjust our fares denominated in other currencies to offset any increases in U.S. dollar-denominated expenses, increases in interest expense or exchange losses on fixed obligations or indebtedness denominated in foreign currency. Copa currently does not hedge the risk of fluctuation in foreign exchange rates. AeroRepública currently has hedges in place with respect to some of its U.S. dollar / Colombian Peso exposure. We are exposed to exchange rate losses, as well as gains, due to the fluctuation in the value of local currencies vis-à-vis the U.S. dollar during the period of time (typically between 1 to 2 weeks) between the time we are paid in local currencies and the time we are able to repatriate the revenues in U.S. dollars. Exchange controls in Venezuela, however, delay our ability to repatriate cash generated from operations in Venezuela and increase our U.S. dollar/Venezuelan Bolivar exposure.

Our maintenance costs will increase as Copa’s fleet ages and as we perform maintenance on AeroRepública’s older fleet.
The average age of Copa’s fleet was approximately 4.2 years as of December 31, 2008. In past years we have incurred a low level of maintenance expenses because most of the parts on Copa’s aircraft were still covered under multi-year warranties. We expect that our maintenance costs will increase significantly, both on an absolute basis and as a percentage of our operating expenses as our fleet ages and these warranties expire.
In recent years, AeroRepública’s fleet average age has decreased significantly, as a result of the fleet renewal program which has replaced older MD-80 aircraft with new Embraer-190 aircraft. As of December 31, 2008, the average age of AeroRepública’s fleet was approximately 5.7 years. We believe the MD-80 aircraft operated by AeroRepública will likely be less reliable than its newer aircraft and can be expected to require significantly greater expenditures on maintenance, which may lead to an overall increase in our consolidated operating expenses.
If we enter into a prolonged dispute with any of our employees, many of whom are represented by unions, or if we are required to increase substantially the salaries or benefits of our employees, it may have an adverse impact on our operations and cash flows.
Approximately 49% of the Company’s employees belong to a labor union. There are currently five unions covering our Copa employees based in Panama: the pilots’ union; the flight attendants’ union; the mechanics’ union; the traffic attendants’ union; and a generalized union, which represents baggage handlers, aircraft cleaners, counter agents, and other non-executive administrative staff. Copa entered into new collective bargaining agreements with its general union on July 2008, its flight attendants’ union on April 2006 and its pilot union on November 2007. After extensive negotiations which did not lead to a mutually satisfactory resolution, Copa and the mechanics’ union entered into a government-mandated arbitration, and a collective bargaining agreement was agreed to on March 29, 2006 as a result of such arbitration proceedings. Previously, Copa has not had to resort to arbitration to resolve negotiations with its unions. Collective bargaining agreements in Panama are typically between three and four year terms. We also have union contracts with our Copa employees in Brazil and Mexico. AeroRepública is a party to collective bargaining agreements that cover all of AeroRepública’s 160 pilots and co-pilots and all of AeroRepública’s 208 flight attendants. A strike, work interruption or stoppage or any prolonged dispute with our employees who are represented by any of these unions could have an adverse impact on our operations. These risks are typically exacerbated during periods of renegotiation with the unions. Any renegotiated collective bargaining agreement could feature significant wage increases and a consequent increase in our operating expenses. Employees outside of Panama that are not currently members of unions may also form new unions that may seek further wage increases or benefits.
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
In the second quarter of 2005, we purchased AeroRepública, a Colombian airline currently providing point-to-point service among 12 cities within Colombia and international service to Panama City and Caracas. AeroRepública’s results of operations are highly sensitive to competitive conditions in the Colombian domestic air travel market. AeroRepública’s rapid growth in recent years came during a period in which the domestic market leader, Aerovías del Continente Americano S.A. (Avianca), experienced severe financial difficulties that resulted in its bankruptcy and the exit from the market of several other competitors. Avianca has emerged from bankruptcy with new management and an improved financial condition. It is therefore likely that AeroRepública will face stronger competition in the future than it has in recent years, and its prior results may not be indicative of its future performance.

AeroRepública’s results of operations are significantly less profitable than those of Copa. AeroRepública has experienced losses in recent periods and may have continuing net losses in future fiscal periods. We may not be able to achieve the cost savings and other improvements we seek at AeroRepública, and our failure to do so would harm our consolidated operating margins and results of operations. Our investment in AeroRepública is subject to many risks and uncertainties that will ultimately determine whether the acquisition will continue to increase our overall profitability. See “Item 4B. Business Overview—AeroRepública.”
Our revenues depend on our relationship with travel agents and tour operators.
In 2008, approximately 56% of our revenues were derived from tickets sold by travel agents or tour operators. We cannot assure you that we will be able to maintain favorable relationships with these ticket sellers. Our revenues could be adversely impacted if travel agents or tour operators elect to favor other airlines or to disfavor us. Our relationship with travel agents and tour operators may be affected by:
•	the size of commissions offered by other airlines;
•	changes in our arrangements with other distributors of airline tickets; and
•	the introduction and growth of new methods of selling tickets.
We rely on third parties to provide our customers and us with facilities and services that are integral to our business.
We have entered into agreements with third-party contractors to provide certain facilities and services required for our operations, such as heavy aircraft and engine maintenance; call center services; and catering, ground handling, cargo and baggage handling, or “below the wing” aircraft services. For example, at airports other than Tocumen International Airport, all of the “below the wing” aircraft services for Copa flights are performed by contractors. AeroRepública contracts ground handling equipment and “below the wing” tasks in twelve of the fourteen cities it serves. Overhaul maintenance and “C-checks” for Copa are handled by contractors in the United States, Panama and Costa Rica, and some line maintenance for Copa is handled at certain airports by contract workers rather than our employees. Substantially all of our agreements with third-party contractors are subject to termination on short notice. The loss or expiration of these agreements or our inability to renew these agreements or to negotiate new agreements with other providers at comparable rates could harm our business and results of operations. Further, our reliance on third parties to provide essential services on our behalf gives us less control over the costs, efficiency, timeliness and quality of those services. A contractor’s negligence could compromise our aircraft or endanger passengers and crew. This could also have a material adverse effect on our business. We expect to be dependent on such agreements for the foreseeable future and if we enter any new market, we will need to have similar agreements in place.
We depend on a limited number of suppliers.
We are subject to the risks of having a limited number of suppliers for our aircraft and engines. One of the elements of our business strategy is to save costs by operating a simplified aircraft fleet. Copa currently operates the Boeing 737-700/800 Next Generation aircraft powered by CFM 56-7B engines from CFM International and the Embraer 190, powered by General Electric CF 34-10 engines. AeroRepública currently operates the Embraer 190, powered by General Electric CF 34-10 engines and MD-80 fleet powered by Pratt & Whitney JT8D-219 engines. With the exception of the MD-80 fleet, which is currently being phased out of operation in connection with our fleet renovation strategy, we currently intend to continue to rely exclusively on these aircraft for the foreseeable future. If any of Boeing, Embraer, CFM International or GE Engines were unable to perform their contractual obligations, or if we are unable to acquire or lease new aircraft or engines from aircraft or engine manufacturers or lessors on acceptable terms, we would have to find another supplier for a similar type of aircraft or engine.

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
We also depend on limited suppliers with respect to supplies obtained locally, such as our fuel supply. These local suppliers may not be able to maintain the pace of our growth and our requirements may exceed their capabilities, which may adversely affect our ability to execute our growth strategy
We are dependent on key personnel.
Our success depends to a significant extent upon the efforts and abilities of our senior management team and key financial, commercial, operating and maintenance personnel. In particular, we depend on the services of our senior management team, including Pedro Heilbron, our Chief Executive Officer, Victor Vial, our Chief Financial Officer, Daniel Gunn, our Chief Operating Officer and Joe Mohan, our Vice-President of Commercial and Planning. Competition for highly qualified personnel is intense, and the loss of any executive officer, senior manager or other key employee without adequate replacement or the inability to attract new qualified personnel could have a material adverse effect upon our business, operating results and financial condition.
Our operations in Cuba, which has been identified by the U.S. Department of State as a state sponsor of terrorism, may adversely affect our reputation and the liquidity and value of our Class A shares.
We currently operate approximately eight daily departures to and from Cuba which provide passenger, cargo and mail transportation service. For the year ended December 31, 2008, our transported passengers to and from Cuba represented approximately 4.8% of our total passengers carried. Our operating revenues from Cuban operations during the year ended December 31, 2008 represented approximately 6.4% of our total consolidated operating revenues for such year. Our assets located in Cuba are insignificant.
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
Traditional hub-and-spoke carriers in the United States and Europe have in recent years faced substantial and increasing competitive pressure from low-cost carriers offering discounted fares. The low-cost carriers’ operations are typically characterized by point-to-point route networks focusing on the highest demand city pairs, high aircraft utilization, single class service and fewer in-flight amenities. As evidenced by the operations of Gol Intelligent Airlines Inc., or Gol, which continues to grow both in Brazil as well as in other South American countries, Spirit, which serves Latin America from Fort Lauderdale, JetBlue, which has flies from Orlando to Bogota, and a number of low-cost carriers which operate within Mexico, among others, the low-cost carrier business model appears to be gaining acceptance in the Latin American aviation industry. As a result, we may face new and substantial competition from low-cost carriers in the future which could result in significant and lasting downward pressure on the fares we charge for flights on our routes.
Significant changes or extended periods of high fuel costs or fuel supply disruptions could materially affect our operating results.
Fuel costs constitute a significant portion of our total operating expenses, representing approximately 31.8% of our operating expenses in 2006, 32.0% in 2007 and 38.0% in 2008. Fuel prices reached record levels during the middle of 2008, but decreased substantially in the second half of 2008. Jet fuel costs have been subject to wide fluctuations as a result of increases in demand, sudden disruptions in and other concerns about global supply, as well as market speculation. Both the cost and availability of fuel are subject to many economic, political, weather, environmental and other factors and events occurring throughout the world that we can neither control nor accurately predict, including international political and economic circumstances such as the political instability in major oil-exporting countries in Latin America, Africa and Asia. Although we have entered into hedging agreements for a portion of our fuel needs through the fourth quarter of 2011, we have, in recent periods, entered into such hedging arrangements on a much more selective basis. These agreements provide only limited protection against future increases in the price of fuel, and can be less effective during volatile market conditions. Fuel prices are likely to increase above their current levels and may do so in the near future. If a future fuel supply shortage were to arise as a result of production curtailments by the Organization of the Petroleum Exporting Countries, or OPEC, a disruption of oil imports, supply disruptions resulting from severe weather or natural disasters, the continued unrest in Iraq, other conflicts in the Middle East or otherwise, higher fuel prices or further reductions of scheduled airline services could result. We cannot assure you that we would be able to offset any increases in the price of fuel by increasing our fares. Conversely, lower fuel prices may result in lower fares through the reduction or elimination of fuel surcharges. Significant increases in fuel costs would materially and negatively affect our operating results.
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
In recent years, several air carriers have sought to reorganize under Chapter 11 of the United States Bankruptcy Code, including some of our competitors such as Avianca and Delta. Successful completion of such reorganizations could present us with competitors with significantly lower operating costs derived from labor, supply and financing contracts renegotiated under the protection of the Bankruptcy Code. For example, Avianca emerged from bankruptcy with a significantly improved financial condition. In addition, air carriers involved in reorganizations have historically undertaken substantial fare discounting in order to maintain cash flows and to enhance continued customer loyalty. Such fare discounting could further lower yields for all carriers, including us. Further, the market value of aircraft would likely be negatively impacted if a number of air carriers seek to reduce capacity by eliminating aircraft from their fleets.

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
In addition, the escalation of military involvement in the Middle East and the public’s concerns about the possibility of an outbreak of disease (such as swine flu) could have a negative impact on the public’s willingness to travel by air. It is impossible to determine if and when such adverse effects will abate and whether they will decrease demand for air travel, which could materially and negatively affect our business, financial condition and results of operations.
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
A substantial portion of our assets are located in the Republic of Panama, a significant proportion of our customers are Panamanian, and substantially all of Copa’s flights operate through our hub at Tocumen International Airport. As a result, we depend on economic and political conditions prevailing from time to time in Panama. Panama’s economic conditions in turn highly depend on the continued profitability and economic impact of the Panama Canal. Control of the Panama Canal and many other assets were transferred from the United States to Panama in 1999 after nearly a century of U.S. control. Political events in Panama may significantly affect our operations. The Panamanian government is democratically elected and presidential elections were successfully held on May 3, 2009. Although the Panamanian political climate is currently stable, we cannot assure you that current conditions will continue under the new administration. Although the countries of Latin America and the Caribbean fared comparatively well at the beginning of the global financial crisis, as of late 2008, and continuing into 2009, many of the countries we serve, including Panama, are experiencing either economic slowdowns or recessions, which may translate into a weakening of demand and an adverse effect on our business in the future. If the Panamanian economy experiences a sustained recession, or if Panama experiences significant political disruptions, our business, financial condition and results of operations could be materially and negatively affected.

We have paid low taxes in the past, and any increase in the taxes we or our shareholders pay in Panama or the other countries where we do business would adversely affect the value of our Class A shares.
We cannot assure you that we will not be subject to additional taxes in the future or that current taxes will not be increased. Our provision for income taxes was $12.3 million, $17.1 million and $17.5 million in the years ended December 31, 2006, 2007 and 2008, which represented an effective income tax rate of 8.4%, 9.6% and 12.8% for the respective periods. We are subject to local tax regulations in each of the jurisdictions where we operate, the great majority of which are related to the taxation of income. In some of the countries to which we fly, we do not pay any income taxes, because we do not generate income under the laws of those countries either because they do not have income tax or because of treaties or other arrangements those countries have with Panama. In the remaining countries, we pay income tax at a rate ranging from 25% to 34% of income. Different countries calculate income in different ways, but they are typically derived from sales in the applicable country multiplied by our net margin or by a presumed net margin set by the relevant tax legislation. The determination of our taxable income in certain countries is based on a combination of revenues sourced to each particular country and the allocation of expenses of our operations to that particular country. The methodology for multinational transportation company sourcing of revenue and expense is not always specifically prescribed in the relevant tax regulations, and therefore is subject to interpretation by both us and the respective taxing authorities. Additionally, in some countries, the applicability of certain regulations governing non-income taxes and the determination of our filing status are also subject to interpretation. We cannot estimate the amount, if any, of potential tax liabilities that might result if the allocations, interpretations and filing positions used by us in our tax returns were challenged by the taxing authorities of one or more countries. The low rate at which we pay income tax has been critical to our profitability in recent years and if it were to increase, our financial performance and results of operations would be materially and adversely affected. Due to the competitive revenue environment, many increases in fees and taxes have been absorbed by the airline industry rather than being passed on to the passenger. Any such increases in our fees and taxes may reduce demand for air travel and thus our revenues.
We have elected to calculate our Panamanian income tax with the alternative gross tax election. Under this method, based on Article 121 of the Panamanian Fiscal Code, income for international transportation companies is calculated based on a territoriality method that determines gross revenues earned in Panama by applying the percentage of miles flown within the Panamanian territory against total revenues. Under this method, loss carry-forwards cannot be applied to offset tax liability. If the Panamanian tax authorities do not agree with our methods of allocating revenues, we may be subject to additional tax liability. Airlines in Panama are currently not subject to any taxes relating specifically to the airline industry other than the 4% tax collected from passengers on tickets sold in Panama for the benefit of the Panamanian Tourism Bureau.
Any future change in the Panamanian tax law increasing the taxes payable by us could have materially adverse effects on our business, financial condition and result of operations.
Political unrest and instability in Colombia may adversely affect our business and the market price of our Class A shares.
We completed our acquisition of AeroRepública in the second quarter of 2005. Most of AeroRepública’s scheduled operations are conducted within Colombia. As a result, AeroRepública’s results of operations are highly sensitive to macroeconomic and political conditions prevailing in Colombia, which have been highly volatile and unstable and may continue to be so for the foreseeable future. In addition, terrorism and violence have plagued Colombia in the past. Continuing guerrilla activity could cause political unrest and instability in Colombia, which could adversely affect AeroRepública’s financial condition and results of operations. The threat of terrorist attacks could impose additional costs on us, including enhanced security to protect our aircraft, facilities and personnel against possible attacks as well as increased insurance premiums. As a result, we may encounter significant unanticipated problems at AeroRepública which could have a material adverse effect on our consolidated financial condition and results of operations.

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
The holders of Class A shares have no right to vote at our shareholders’ meetings except with respect to corporate transformations of Copa Holdings, mergers, consolidations or spin-offs of Copa Holdings, changes of corporate purpose, voluntary delistings of the Class A shares from the NYSE, the approval of nominations of our independent directors and amendments to the foregoing provisions that adversely affect the rights and privileges of any Class A shares. The holders of Class B shares have the power, subject to our supplemental agreement with Continental, to elect the Board of Directors and to determine the outcome of all other matters to be decided by a vote of shareholders. Class A shares will not have full voting rights unless the Class B shares represent less than 10% of our total capital stock (excluding newly issued shares sold with the approval of our independent directors committee). See “Item 10B. Memorandum and Articles of Association—Description of Capital Stock.” We cannot assure you that the Class A shares will ever carry full voting rights.

Substantial future sales of our Class A shares by CIASA could cause the price of the Class A shares to decrease.
CIASA owns all of our Class B shares, and those Class B shares will be converted into Class A shares if they are sold to non-Panamanian investors. In connection with our initial public offering in December 2005, Continental and CIASA reduced their ownership of our total capital stock from 49% to approximately 27.3% and from 51% to approximately 29.2%, respectively. In a follow-on offering in June 2006, Continental further reduced its ownership of our total capital stock from 27.3% to 10.0%. In May 2008, we, and CIASA, released Continental from its standstill obligations and they sold down their remaining shares in the public market. CIASA holds registration rights with respect to a significant portion of its shares pursuant to a registration rights agreement entered into in connection with our initial public offering. The market price of our Class A shares could drop significantly if CIASA further reduces its investment in us, other significant holders of our shares sell a significant number of shares or if the market perceives CIASA or other significant holders intend to sell them.
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
Our Class A shares are listed on the NYSE. During the three months ended December 31, 2008, the average daily trading volume for our Class A shares as reported by the NYSE was approximately 648,319 shares. We cannot predict whether an active liquid public trading market for our Class A shares will be sustained. Active, liquid trading markets generally result in lower price volatility and more efficient execution of buy and sell orders for our investors. The liquidity of a securities market is often affected by the volume of shares publicly held by unrelated parties.
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
In 1986, CIASA purchased 99% of Copa, which was controlled by the group of Panamanian shareholders who currently control CIASA. From 1992 until 1998, Copa was a part of a commercial alliance with Grupo TACA’s network of Central American airline carriers. In 1997, together with Grupo TACA, Copa entered into a strategic alliance with American Airlines. After a year our alliance with American Airlines was terminated by mutual consent.
On May 6, 1998, Copa Holdings, the holding company for Copa and related companies was incorporated as a sociedad anónima under the laws of Panama to facilitate the sale by CIASA of a 49% stake in Copa Holdings to Continental. In connection with Continental’s investment, we entered into an extensive alliance agreement with Continental providing for code-sharing, joint marketing, technical exchanges and other cooperative initiatives between the airlines. At the time of our initial public offering in December 2005, Continental reduced its ownership of our total capital stock from 49% to approximately 27.3%. In a follow-on offering in June 2006, Continental further reduced its ownership of our total capital stock from 27.3% to 10.0%. In May 2008, Continental sold its remaining shares in the public market.
Since 1998, we have grown and modernized our fleet while improving customer service and reliability. Copa has expanded its fleet from 13 aircraft to 42 aircraft. In 1999, we received our first Boeing 737-700s, in 2003 we received our first Boeing 737-800s, and in 2005 we received our first Embraer 190. In the first quarter of 2005, we completed our fleet renovation program and discontinued use of our last Boeing 737-200s. During the second quarter of 2005, we purchased AeroRepública, the second-largest domestic air carrier in Colombia in terms of number of passengers carried each year since 2005. During this same period, we have expanded from 24 destinations in 18 countries to 45 destinations in 24 countries. We plan to continue our expansion, which includes increasing our fleet, over the next several years.
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
Capital Expenditures
During 2008, our capital expenditures were $215.9 million, which consisted primarily of expenditures related to our purchase of four Embraer 190 aircraft and one Boeing 737-800 aircraft, as well as to expenditures related to advance payments on aircraft purchase contracts. During 2007, our capital expenditures were $366.1 million, which consisted primarily of expenditures related to our purchase of nine Embraer 190 aircraft and two Boeing 737-800 aircraft, as well as to expenditures related to advance payments on aircraft purchase contracts. During 2006, our capital expenditures were $252.0 million, which consisted primarily of expenditures related to our purchase of five Embraer 190 aircraft and two Boeing 737-700 aircraft, as well as to expenditures related to advance payments on aircraft purchase contracts.

B. Business Overview
We are a leading Latin American provider of airline passenger and cargo service through our two principal operating subsidiaries, Copa and AeroRepública. Copa operates from its strategically located position in the Republic of Panama, and AeroRepública provides service primarily within Colombia complemented by international flights from various cities in Colombia to Panama City and Caracas. We currently operate a fleet of 55 aircraft, 27 Boeing 737-Next Generation aircraft, 24 Embraer 190 aircraft and 4 MD-80 aircraft. We currently have firm orders, including purchase and lease commitments, for 15 Boeing 737-Next Generation and two Embraer 190s, and purchase rights and options for up three additional Boeing 737-Next Generation and 11 additional Embraer 190s.
Copa currently offers approximately 152 daily scheduled flights among 45 destinations in 24 countries in North, Central and South America and the Caribbean from its Panama City hub. Copa provides passengers with access to flights to more than 120 other destinations through codeshare arrangements with Continental pursuant to which each airline places its name and flight designation code on the other’s flights. Through its Panama City hub, Copa is able to consolidate passenger traffic from multiple points to serve each destination effectively.
Copa operates a modern fleet of 27 Boeing 737-Next Generation aircraft and 15 Embraer 190 aircraft with an average age of approximately 4.2 years as of December 31, 2008. To meet its growing capacity requirements, Copa has firm orders, including purchase and lease commitments, to accept delivery of 15 additional aircraft through 2012 and has purchase rights and options that, if exercised, would allow it to accept delivery of up to nine additional aircraft through 2012. Copa’s firm orders, including purchase and lease commitments, are for 15 additional Boeing 737-Next Generation aircraft, and its purchase rights and options are for up to three Boeing 737-Next Generation aircraft and up to six Embraer 190s.
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
In 2007, Copa joined the SkyTeam global alliance (SkyTeam) as an Associate Member, in part due to the support and sponsorship of Continental. The SkyTeam network includes carriers such as Delta Air Lines, Northwest, Aeromexico, Air France, Alitalia, KLM, Korean Air, AeroFlot, CSA Czech and China Southern. As an Associate Member of SkyTeam, passengers flying Copa receive the same alliance benefits on Copa flights as they receive on the flights of any other member of this alliance. Recently, Continental Airlines announced its intention to leave SkyTeam effective the fourth quarter of 2009. Due to the long-standing alliance relationship with Continental, and in order to ensure Copa remains fully aligned with Continental on a number of important joint initiatives, Copa will also be leaving SkyTeam.
During the second quarter of 2005, we purchased AeroRepública, the second-largest domestic carrier in Colombia in terms of number of passengers carried in 2005, which at the time provided point-to-point service among 11 cities in Colombia. AeroRepública currently operates a fleet of nine Embraer 190 and four MD-80s. As part of its fleet modernization and expansion plan, AeroRepública has firm orders, including purchase and lease commitments, to accept delivery of two Embraer 190 aircraft through the end of 2009 and options to purchase up to five additional Embraer 190 aircraft through 2013.
Since January 2001, we have grown significantly and have established a track record of consistent profitability. Our total operating revenues have increased from $290.4 million in 2001 to $1.3 billion in 2008, while our operating margins have also increased from 8.6% to 17.4% over the same period.

Our Strengths
We believe our primary business strengths that have allowed us to compete successfully in the airline industry include the following:
•	Our “Hub of the Americas” airport is strategically located. We believe that Copa’s base of operations at the geographically central location of Tocumen International Airport in Panama City, Panama provides convenient connections to our principal markets in North, Central and South America and the Caribbean, enabling us to consolidate traffic to serve several destinations that do not generate enough demand to justify point-to-point service. Flights from Panama operate with few service disruptions due to weather, contributing to high completion factors and on-time performance. Tocumen International Airport’s sea-level altitude allows our aircraft to operate without performance restrictions that they would be subject to at higher-altitude airports. We believe that Copa’s hub in Panama allows us to benefit from Panama City’s status as a center for financial services, shipping and commerce and from Panama’s stable, dollar-based economy, free-trade zone and growing tourism.
•	We focus on keeping our operating costs low. In recent years, our low operating costs and efficiency have contributed significantly to our profitability. Our operating cost per available seat mile, excluding costs for fuel and fleet impairment charges, was 7.01 cents in 2004, 6.53 cents in 2005, 6.81 cents in 2006, 7.13 cents in 2007 and 7.46 in 2008. See “Item 5. Operating and Financial Review and Prospects” for a reconciliation of our operating cost per available seat mile when excluding costs for fuel and fleet impairment charges to our operating cost per available seat mile. We believe that our cost per available seat mile reflects our modern fleet, efficient operations and the competitive cost of labor in Panama.
•	Copa operates a modern fleet. Copa’s fleet consists of modern Boeing 737-Next Generation and Embraer 190 aircraft equipped with winglets and other modern cost-saving and safety features. Over the next years, Copa intends to enhance its modern fleet through the addition of at least 13 additional Boeing 737-Next Generation aircraft. We believe that Copa’s modern fleet contributes to its on-time performance and high completion factor (percentage of scheduled flights not cancelled). We expect our Boeing 737-700s, 737-800s and Embraer 190s to continue offering substantial operational cost advantages in terms of fuel efficiency and maintenance costs. AeroRepública is currently implementing a fleet modernization and expansion plan. Since December 2007, AeroRepública has taken delivery of nine Embraer 190 aircraft and as of December 31, 2008 had firm lease commitments on two additional Embraer 190s and purchase options and purchase rights for an additional five Embraer 190 aircraft.
•	We believe Copa has a strong brand and a reputation for quality service. We believe that the Copa brand is associated with value to passengers, providing world-class service and competitive pricing. For the year ended December 31, 2008, Copa Airline’s statistic for on-time performance was 87.5%, completion factor was 99.6% and baggage handling was 2.1 mishandled bags per 1000 passengers. Our goal is to apply our expertise in these areas to improve AeroRepública’s service statistics to comparable levels. Our focus on customer service has helped to build passenger loyalty. We believe that our brand has also been enhanced through our relationship with Continental, including our joint marketing of the OnePass loyalty program in Latin America, the similarity of our aircraft livery and aircraft interiors and our participation in Continental’s President’s Club lounge program.
•	Our management fosters a culture of teamwork and continuous improvement. Our management team has been successful at creating a culture based on teamwork and focused on continuous improvement. Each of our employees at Copa has individual objectives based on corporate goals that serve as a basis for measuring performance. When corporate operational and financial targets are met, employees at Copa are eligible to receive bonuses according to our profit sharing program. See “Item 6D. Employees.” We also recognize outstanding performance of individual employees through company-wide recognition, one-time awards, special events and, in the case of our senior management, grants of restricted stock and stock options. Copa’s goal-oriented culture and incentive programs have contributed to a motivated work force that is focused on satisfying customers, achieving efficiencies and growing profitability. We seek to create a similar culture at AeroRepública.

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
AeroRepública
On April 22, 2005, we acquired an initial 85.6% equity ownership interest in AeroRepública which was followed by subsequent acquisitions increasing our total ownership interest in AeroRepública to 99.9% as of December 31, 2008. According to the Colombian Civil Aviation Administration, Unidad Especial Administrative de Aeronáutica Civil, AeroRepública is the second largest passenger air carrier in Colombia, with a market share of approximately 25% of the domestic traffic on principal routes in 2008 and approximately 1,311 employees.
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

According to data from the International Air Transport Association, or IATA, Latin America comprised approximately 7.5% of worldwide passengers flown in 2007, or 105 million passengers.
The Central American aviation market is dominated by international traffic. According to data from IATA, international traffic represented more than 78% of passengers carried and 89% of passenger miles flown in Central America in 2007. International passenger traffic is concentrated between North America and Central America. This segment represented 89% of international passengers flown in Central America in 2007, compared to 4% for passengers flown between Central America and South America and 7% for passengers flown between Central American countries. Total passengers flown on international flights in Central America grew by 5.7% in 2007, and load factors on international flights to and from Central America were 72% on average.
Domestic traffic and traffic within Central American countries represented approximately 27% of passengers carried and 13% of passenger miles flown in 2007. Average load factors on domestic flights and flights within Central America were 67% in 2007. The chart below details passenger traffic in 2007.

	2007 IATA Traffic Results(1)
	Passengers		Passenger
	Carried		Miles
	(Thousands)	Change (%)	(Millions)	Change (%)	ASMs (Million)	Change (%)	Load Factor
International Scheduled Service
North America — Central America	33,275	4.9%	48,551	6.3%	64,520	3.6%	75.3%
North America — South America	10,320	8.4%	30,642	10.5%	39,294	8.5%	78.0%
Central America — South America	1,628	8.6%	2,707	17.1%	3,738	14.6%	72.4%
Within Central America	2,538	14.5%	1,319	12.5%	1,949	4.5%	67.7%
Within South America	10,105	25.4%	9,852	28.7%	13,302	24.9%	74.1%
Domestic Scheduled Service
Central America	10,441	-5.1%	6,468	-3.5%	9,895	-5.5%	65.4%
South America	37,062	7.3%	19,555	13.4%	27,566	15.2%	70.9%

(1)	IATA passenger traffic data is not yet available for 2008.
Panama serves as a hub for connecting passenger traffic between major markets in North, South, and Central America and the Caribbean. Accordingly, passenger traffic to and from Panama is significantly influenced by economic growth in surrounding regions. Major passenger traffic markets in North, South and Central America experienced growth in their GDP in 2007 and 2008 on both an absolute and per capita basis. In 2008, real GDP increased by 8.3% in Panama and by 4.0% in Colombia, according to the International Monetary Fund’s estimates.

	GDP		GDP per Capita
	2008 GDP		2008 GDP per Capita
	Current Prices	2008 Real GDP	Current Prices
	(US$bn)	(% Growth)	(US$)
Brazil	1,665	5.2%	8,676
Argentina	339	6.5%	8,522
Chile	181	4.5%	10,814
Mexico	1,143	2.1%	10,747
Colombia	250	4.0%	5,174
Panama	23	8.3%	6,883
USA	14,334	1.6%	47,025

Source:	International Monetary Fund, World Economic Outlook Database, October 2008; real GDP growth calculated in local currency.

Panama has benefited from a stable economy with moderate inflation and steady GDP growth. According to International Monetary Fund estimates, from 1998 to 2008 Panama’s real GDP grew at an average annual rate of 5.8% while inflation averaged 2.2% per year. The service sector represents approximately 75% of total real GDP in Panama, a higher percentage of GDP than the service sector represents in most other Latin American countries. The World Bank currently estimates Panama’s population to be approximately 3.4 million in 2008, with the majority of the population concentrated in Panama City, where our hub at Tocumen International Airport is located. We believe the combination of a stable, service-oriented economy and steady population growth has helped drive our domestic origin and destination passenger traffic.
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
Colombia is the third largest country in Latin America in terms of population, with a population of approximately 48.35 million in 2008 according to the International Monetary Fund, and has a land area of approximately 440,000 square miles. Colombia’s GDP was approximately $250 billion in 2008, and per capita income was approximately $5.2 thousand (current prices) according to the International Monetary Fund. Colombia’s geography is marked by the Andean mountains and an inadequate road and rail infrastructure, making air travel a convenient and attractive transportation alternative. Colombia shares a border with Panama, and for historic, cultural and business reasons it represents a significant market for many Panamanian businesses.
Route Network and Schedules
Copa
As of December 31, 2008, Copa provided regularly scheduled flights to 45 cities in North, Central and South America and the Caribbean. Substantially all of our Copa flights operate through our hub in Panama which allows us to transport passengers and cargo among a large number of destinations with service that is more frequent than if each route were served directly.
We believe our hub-and-spoke model is the most efficient way for us to operate our business since most of the origination/destination city pairs we serve do not generate sufficient traffic to justify a point-to-point service. Also, since we serve many countries, it would be very difficult to obtain the bilateral route rights necessary to operate a competitive point-to-point system.
We schedule four banks of flights during the day, with flights timed to arrive at the hub at approximately the same time and to depart a short time later.
As a part of our strategic relationship with Continental, Copa provides flights through code-sharing arrangements to over 120 other destinations. Copa also provides flights through its tactical and regional code-sharing arrangements with AeroRepública, KLM, Gol, Aeroméxico and Gulfstream International Airlines.
In 2007, Copa joined SkyTeam as an Associate Member, in part due to the support and sponsorship of Continental. The SkyTeam network includes carriers such as Delta Air Lines, Northwest, Aeromexico, Air France, Alitalia, KLM, Korean Air, AeroFlot, CSA Czech and China Southern. As an Associate Member of SkyTeam, passengers flying on Copa receive the same alliance benefits on Copa flights as they receive on the flights of any other member of this alliance. Recently, Continental Airlines announced its intention to leave SkyTeam effective the fourth quarter of 2009. Due to the long-standing alliance relationship with Continental, and in order to ensure Copa remains fully aligned with Continental on a number of important joint initiatives, Copa will also be leaving SkyTeam.

In addition to increasing the frequencies to destinations we already serve, Copa’s business strategy is also focused on adding new destinations across Latin America, the Caribbean and North America in order to increase the attractiveness of our Hub of the Americas at Tocumen International Airport hub for intra-American traffic. We currently plan to introduce new destinations and to increase frequencies to many of the destinations that Copa currently serves. Our Embraer 190 aircraft, together with the Boeing 737-Next Generation aircraft, allows us to improve our service by increasing frequencies and service to new destinations with the right-sized aircraft.
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
Revenue by Region

	Year Ended December 31,
Region	2006	2007	2008
North America(1)	19.4%	18.9%	14.4%
South America	41.5%	46.1%	55.4%
Central America(2)	29.0%	26.2%	23.7%
Caribbean(3)	10.1%	8.8%	6.6%

(1)	The United States, Canada and Mexico.

(2)	Includes Panama.

(3)	Cuba, Dominican Republic, Haiti, Jamaica, Puerto Rico, Trinidad and Tobago
AeroRepública
AeroRepública currently provides scheduled service to the following cities in Colombia, Panama and Venezuela:

Date Service
Destinations Served	Commenced
Barranquilla	Jun 1995
Bogotá	Jun 1993
Bucaramanga	May 1995
Cali	Jun 1993
Caracas, Venezuela	May 2008
Cartagena	Jun 1993
Cúcuta	Nov 2005
Leticia	Nov 1993
Medellín	Oct 1994
Montería	Jul 1994
Panama City, Panama	Dec 2005
Pereira	Mar 2003
San Andrés	Jun 1993
Santa Marta	Jun 1993
In addition to the destinations described above, AeroRepública has periodically operated charter flights to Margarita Island, Venezuela; Havana, Cuba; Punta Cana, Dominican Republic, Puerto Plata, Dominican Republic, Santo Domingo, Dominican Republic, and Aruba.

Since its acquisition, AeroRepública has been granted the authorization to fly regular services to Panama City from Bogota, Cali, Medellín, Bucaramanga, Pereira and Cartagena, Colombia. As a result, AeroRepública has added daily flights to Panama City from Bogota, Medellin, and Cali; three frequencies per week from Cartagena, four frequencies per week from Bucaramanga and four frequencies per week to Pereira. In March 2007, AeroRepública was granted authorization to operate a second frequency from Bogotá to Panama City. AeroRepública was also granted the authorization to fly two daily frequencies from Bogotá to Caracas, Venezuela, and from Medellín to Caracas, Venezuela.
In addition to code-sharing with Copa, AeroRepública is leveraging Copa’s technology and relationships to increase international traffic with other international carriers. Colombia has open-skies agreements with the Andean Pact (Comunidad Andina) nations of Bolivia, Ecuador and Peru.
Airline Operations
Passenger Operations
Passenger revenue accounted for approximately $631.1 million in 2006, $756.4 million in 2007 and $973.2 million in 2008 representing 93.3%, 93.8% and 93.9% , respectively, of Copa’s total revenues, all earned from international routes. Leisure traffic, which makes up close to half of Copa’s total traffic, tends to coincide with holidays, school vacations and cultural events and peaks in July and August and again in December and January. Despite these seasonal variations, Copa’s overall traffic pattern is relatively stable due to the constant influx of business travelers. Approximately half of Copa passengers regard Panama City as their destination or origination point, and most of the remaining passengers pass through Panama City in transit to other points on our route network.
AeroRepública’s business is concentrated on passenger service and in 2008 its passenger revenue accounted for approximately 92.4% of its total revenues. The majority of AeroRepública’s customers are leisure travelers and travelers visiting friends and family, and traffic is heaviest during the vacation months of July, August and the holiday season in December.
Cargo Operations
In addition to our passenger service, we make efficient use of extra capacity in the belly of our aircraft by carrying cargo. Copa’s cargo business generated revenues of approximately $33.2 million in 2006, $34.7 million in 2007 and $41.5 million in 2008, representing 4.9%, 4.3% and 4.0%, respectively, of Copa’s operating revenues. We primarily move our cargo in the belly of our aircraft, however, we also wet-lease and charter freighter capacity when necessary to meet our cargo customers’ needs. In 2008, our cargo business consisted of approximately 84.7% in freight; 13.5% in courier; and 1.8% in mail service.
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
As a result of the Copa — Continental alliance, we have benefited from Continental’s expertise and experience over the past decade. Copa has, for example, fully adopted Continental’s OnePass frequent flyer program and rolled out a co-branded joint product in much of Latin America, enabling us to develop brand loyalty among our travelers. The co-branding of the OnePass loyalty programs has helped to leverage the brand recognition that Continental already enjoyed across Latin America and enables the two airlines to compete more effectively against regional competitors such as Grupo TACA and the oneworld alliance represented by American Airlines and LAN Airlines. We also share Continental’s Sceptre inventory management software, which allows Copa to pool spare parts with the larger airline and to rely on Continental to provide engineering support for maintenance projects. We have also been able to take advantage of Continental’s purchasing power and negotiate more competitive rates for spare parts and third-party maintenance work. In addition to the Sceptre system, we have implemented several important information technology systems, such as the “SHARES” computer reservation system in an effort to maintain commonality with Continental.
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
In 2007, Copa joined SkyTeam as an Associate Member, in part due to the support and sponsorship of Continental. Recently, Continental Airlines announced its intention to leave SkyTeam effective the fourth quarter of 2009. Due to the long-standing alliance relationship with Continental, and in order to ensure Copa remains fully aligned with Continental on a number of important joint initiatives, Copa will also be leaving SkyTeam.

Sales, Marketing and Distribution
Copa
Sales and Distribution. Approximately 70% of sales during 2008 were completed through travel agents and other airlines while approximately 30% were direct sales via our city ticket offices (CTOs), call centers, airport counters or websites. Travel agents receive base commissions, not including back-end incentive payments, ranging from 0% to 6% depending on the country. The weighted average rate for these commissions during 2008 was 3.3%. In recent years, base commissions have decreased significantly in most markets as more efficient back-end incentive programs have been implemented to reward selected travel agencies that exceed their sales targets.
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
Copa has a sales and marketing network consisting of 94 domestic and international ticket offices, including airport and city ticket offices. Copa has 33 CTOs co-branded with Continental and 29 CTOs co-branded with AeroRepublica. During the year ended December 31, 2008, approximately 18% and 5% of its sales were booked through its ticket counters and call center, respectively.
The call center that operates Copa’s reservations and sales services handles calls from Panama as well as most other countries to which Copa flies. Such centralization has resulted in a significant increase in telephone sales as it efficiently allowed for improvements in service levels such as 24-hour-a-day, 7-days-a-week service, in three different languages.
We encourage the use of direct Internet bookings by its customers because it is our most efficient distribution channel. During mid 2002, Copa signed a contract with Amadeus to use its booking engine to facilitate ticket purchases on www.copaair.com and launched the system on January 6, 2003. The cost of each booking via the website is roughly 25% the cost of a regular travel agency booking. In 2004, Copa purchased a new booking engine in order to further reduce distribution costs; 7% of its 2008 sales were made via the website. Copa’s goal is to channel more of its total sales through the website.
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
Grupo TACA’s strategy has been to develop three hubs at San Jose, Costa Rica, San Salvador, El Salvador and Lima, Peru, which serve more than 39 cities in 22 countries and compete with Copa’s hub at Tocumen International Airport. Grupo TACA primarily operates a fleet of Airbus A320 family aircraft and they have announced their intent to take delivery of a significant number of new Airbus and Embraer 190 aircraft between now and December 2009. We have routes to several of the Central American and Caribbean countries where Grupo TACA has established service, including Guatemala City, Havana, Managua, San Jose, San Salvador, San Pedro Sula, Santo Domingo and Tegucigalpa.
American Airlines also offers significant competition. American Airlines attracts strong brand recognition throughout the Americas and is able to attract brand loyalty through its “AAdvantage” frequent flyer program. American Airlines competes through its hubs at Miami and San Juan, Puerto Rico. American Airlines was a founding member of the oneworld global marketing alliance.
LAN Airlines is another oneworld alliance member that offers service to approximately 60 destinations, primarily in Latin America. LAN Airlines is comprised of LAN Chile, LAN Peru, LAN Ecuador, LAN Argentina, LAN Cargo and LAN Express. While we do not compete directly with LAN Airlines on many of our current routes, LAN Airlines has grown rapidly over the past several years and may become a significant competitor in the future.
Copa has significant presence in destinations where the local airline is less viable and competitive, such as the Dominican Republic (Santo Domingo, Santiago de los Caballeros and Punta Cana), Ecuador (Quito and Guayaquil) and Venezuela (Caracas, Maracaibo and Valencia).
Copa has also established itself as a significant player on traffic to and from Colombia, with strong market share on routes to and from Barranquilla, Bogotá, Cali, Cartagena, Medellin and San Andres. AeroRepública competes more directly with Avianca and other Colombian carriers in the Colombian domestic market. Avianca emerged from U.S. bankruptcy protection, after being purchased by Brazil’s Synergy Group. Avianca has announced its intention to transform Bogotá into a major international aviation hub which, if successful, will compete directly with our hub at Tocumen International Airport. Avianca recently commenced a fleet renovation project which includes the incorporation of the Boeing 787 and the Airbus A330 wide body aircraft, as well as Airbus A320 and A319 narrow body aircraft.

We cannot predict whether Avianca will become more competitive in the future, or if its increased operations from Bogotá will prove successful. The other Colombian carriers, Aerolineas de Antioquia, the state-owned airline Satena, Easy Fly and Aires, collectively accounted for approximately 23.2% of the domestic Colombian market in 2008. Airlines that seek to compete in the Colombian air transportation market face substantial barriers to entry, as the Colombian government requires an airline to operate at least five aircraft and comply with extensive filing and certification requirements before it becomes eligible to receive domestic route rights on certain Colombian routes between major cities. In addition, the number of air carriers offering service on any route is currently regulated by the Colombian Aviation Authority.
With respect to our cargo operations, we will continue to face competition from all of the major airfreight companies, most notably DHL, which has a cargo hub operation at Tocumen International Airport.
Aircraft
Copa
As of December 31, 2008, Copa operated a fleet consisting of 42 aircraft, including 20 Boeing 737-700 Next Generation aircraft, seven Boeing 737-800 Next Generation aircraft and 15 Embraer 190 aircraft. Copa currently has firm orders, including purchase and lease commitments, for 15 additional Boeing 737-Next Generation aircraft. Copa also has options for an additional six Embraer 190s and purchase rights and options for an additional three Boeing 737-Next Generation aircraft.
The current composition of the Copa fleet as of December 31, 2008 is more fully described below:

				Average
				Term
				of Lease
	Number of Aircraft			Remaining	Average Age	Seating
	Total	Owned	Leased	(Years)	(Years)	Capacity
Boeing 737-700	20	14	6	2.2	6.5	124
Boeing 737-800	7	6	1	3.9	3.1	155
Embraer 190	15	15	—	—	1.6	94

Total	42	35	7	2.4	4.2	—
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

Aircraft Type	2009	2010	2011	2012	2013
737-700(1)	18	16	16	15	15
737-800(2)	10	13	18	20	20
Embraer 190(3)	13	13	13	13	13
Total Fleet	41	42	47	48	48

(1)	Assumes the return of leased aircraft upon expiration of lease contracts.

(2)	We have the flexibility to choose between the Boeing 737-700 or the Boeing 737-800 aircraft for most of the 737-700 aircraft deliveries.

(3)	Assumes that two Embraer 190 aircraft from Copa are transferred to AeroRepublica during 2009.

The Boeing 737-Next Generation aircraft currently in our Copa fleet are fuel-efficient and suit our operations well for the following reasons:
•	They have simplified maintenance procedures.
•	They require just one type of standardized training for our crews.
•	They have one of the lowest operating costs in their class.
Our focus on profitable operations means that we periodically review our fleet composition. As a result, our fleet composition changes over time when we conclude that adding other types of aircraft will help us achieve this goal. The introduction of any new type of aircraft to our fleet is only done if, after careful consideration, we determine that such a step will improve our profitability. In line with this philosophy, after conducting a careful cost-benefit analysis, we added the Embraer 190 aircraft because its combination of smaller size and highly efficient operating characteristics made it the ideal aircraft to serve new mid-sized markets and to increase frequency to existing destinations. The Embraer 190 incorporates advanced design features, such as integrated avionics, fly-by-wire flight controls, and efficient CF34-10 engines made by General Electric. The Embraer E190 has a range of approximately 2,000 nautical miles enabling it to fly to a wide range of destinations from short-haul to certain medium-haul destinations. We have configured Copa’s Embraer aircraft with a business class section similar to the business class section we have on our Boeing 737-Next Generation aircraft.
Through several special purpose vehicles, we currently have beneficial ownership of 35 of our aircraft, including 15 Embraer 190s. In addition, we lease six of our Boeing 737-700s and one of our Boeing 737-800s under long-term operating lease agreements that have an average remaining term of 2.4 years. Leasing some of our aircraft provides us with flexibility to change our fleet composition if we consider it to be in our best interests to do so. We make monthly rental payments, some of which are based on floating rates, but are not required to make termination payments at the end of the lease. Currently, we do not have purchase options in any of our lease agreements. Under our operating lease agreements, we are required in some cases to maintain maintenance reserve accounts and in other cases to make supplemental rent payments at the end of the lease that are calculated with reference to the aircrafts’ maintenance schedule. In either case, we must return the aircraft in the agreed upon condition at the end of the lease term. Title to the aircraft remains with the lessor. We are responsible for the maintenance, servicing, insurance, repair and overhaul of the aircraft during the term of the lease.
To better serve the growing number of business travelers, we introduced business class (Clase Ejecutiva) in November of 1998. Our business class service features twelve luxury seats in the Boeing 737-700s with a 38-inch pitch, upgraded meal service, special check-in desks, bonus mileage for full-fare business class passengers and access to VIP lounges. Our Boeing 737-800s are currently configured with 14 business class seats. In 2009, we plan to reconfigure our Boeing 737-800 aircraft by adding two additional business class seats and three additional economy seats, increasing the total number of seats from 155 to 160. Our Embraer 190s have 10 business class seats in a three abreast configuration and 38-inch pitch.
Each of our Boeing 737-Next Generation aircraft is powered by two CFM International Model CFM 56-7B engines. Each of our Embraer 190 aircraft is powered by two CF34-10 engines made by General Electric. We currently have seven spare engines for service replacements and for periodic rotation through our fleet.
AeroRepública
AeroRepública’s operates a fleet of two leased MD-82s, two leased MD-83s, four owned Embraer 190 and five leased Embraer 190, with an average age in excess of 4.6 years as of December 31, 2008. All of AeroRepública’s fleet is configured as a single class, with the MD fleet having an average capacity of 157 seats and the Embraer 190 fleet having a capacity of 106 seats. AeroRepública has firm commitments to accept delivery of two Embraer 190 aircraft through the end of 2009 and options to purchase up to five additional Embraer 190 aircraft through 2013.

Maintenance
Copa
The maintenance performed on our Copa aircraft can be divided into two general categories: line and heavy maintenance. Line maintenance consists of routine, scheduled maintenance checks on our aircraft, including pre-flight, daily and overnight checks, “A-checks” and any diagnostics and routine repairs. Most of Copa’s line maintenance is performed by Copa’s own highly experienced technicians at our base in Panama. Some line maintenance is also carried out at stations outside Panama by Copa employees or third-party contractors. Heavy maintenance consists of more complex inspections and overhauls, including “C-checks,” and servicing of the aircraft that cannot be accomplished during an overnight visit. Maintenance checks are performed as defined by the aircraft manufacturer. These checks are based on the number of hours or calendar months flown. We have contract with certified outside maintenance providers, principally with Panama Aerospace Engineering, a subsidiary of Singapore Technologies Aerospace, which is certified as an authorized repair station by the FAA and the AAC, for heavy aircraft maintenance services. Copa also has an exclusive long-term contract with GE Engines whereby they will perform maintenance on all of its CFM-56 engines. There were nine heavy maintenance events in 2008. When possible, Copa attempts to schedule heavy maintenance during its lower-demand season in April, May, October and November.
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
AeroRepública
All line maintenance for AeroRepública’s MD-80s and Embraer 190 is performed by AeroRepública’s in-house maintenance staff, while C-checks on the MD-80s are performed by FAA certified third-party aviation maintenance companies. All of AeroRepública’s maintenance and safety procedures are performed according to Boeing standards (certified by the FAA), and certified by the Aeronautica Civil of Colombia and BVQi, the institute that issues ISO (International Organization for Standardization) quality certificates. All of AeroRepública’s maintenance personnel are licensed by the Aeronautica Civil of Colombia. In December 2007, AeroRepública received its IATA Operational Safety Audit (IOSA) compliance certification.
Safety
We place a high priority on providing safe and reliable air service. Copa has uniform safety standards and safety-related training programs that cover all of its operations. In particular, Copa periodically evaluates the skills, experience and safety records of its pilots in order to maintain strict control over the quality of its pilot crews. All of Copa’s pilots participate in training programs, some of which are sponsored by aircraft manufacturers, and all are required to undergo recurrent training two times per year. We have a full time program of Flight Data Analysis (FOQA) wherein the flight data from every Copa flight is analyzed for safety or technical anomalies. During 2007, Copa successfully completed its second IOSA.
On July 17, 2007, one of our AeroRepública Embraer 190s overran a wet runway at Santa Marta, Colombia. As a result of this incident, six people suffered minor injuries and the aircraft sustained damages that caused its permanent removal from service.
The FAA periodically audits the aviation regulatory authorities of other countries. As a result of their investigation, each country is given an International Aviation Safety Assessment, or IASA, rating. Panama is currently rated as “Category 1”, which indicates a strong level of confidence in the safety regulation of the AAC.

Airport Facilities
We believe that our hub at Panama City’s Tocumen International Airport (PTY) is an excellent base of operations for the following reasons:
•	Panama’s consistently temperate climate is ideal for airport operations. For example, in recent years Tocumen was closed and unavailable for flight operations for a total of less than two hours per year on average.
•	Tocumen is the only airport in Central America with two operational runways. Also unlike some other regional airports, we are currently not constrained by a lack of available gates/parking positions at Tocumen, and there is ample room to expand.
•	From Panama’s central location, our Boeing 737-Next Generation can efficiently serve long-haul destinations in South American cities such as Santiago, Chile; Montevideo, Uruguay; Cordoba, Argentina; Buenos Aires, Argentina; Santa Cruz de la Sierra, Bolivia; Belo Horizonte, Brazil; Rio de Janeiro, Brazil; and São Paulo, Brazil as well as short-haul destinations in Central and South America.
•	Travelers can generally make connections easily through Tocumen because of its manageable size and Panama’s policies accommodating in-transit passengers.
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
We worked closely with the airport’s management and consulted with the IATA infrastructure group to provide plans and guidance for Phase I of an airport expansion that provided eight new gate positions with jet bridges, six new remote parking positions, expanded retail areas and improved the baggage-handling facilities. The government authorized $70 million to cover the costs of this expansion. Work on Phase I was completed in the third quarter of 2006. Phase II of the expansion of the terminal will add 12 additional jet bridge gates. Copa is actively participating in the design of this expansion, and the project is scheduled for completion in 2011.
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
We lease a variety of facilities at Tocumen, including our maintenance hangar and our operations facilities in the airport terminal. From our System Operations Control Center located within our corporate headquarters building, we dispatch, track and direct our aircraft throughout the hemisphere and respond to operational contingencies as necessary. We generally cooperate with the airport authority to modify the lease terms as necessary to account for capital improvements and expansion plans. Currently, our elite passengers have access to a President’s Club at the airport, which is jointly operated with Continental. The President’s Club was recently expanded to approximately one and half times its current size, utilizing space made available during the recent expansion of the terminal.

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

	Aircraft Fuel Data
	2004	2005	2006	2007	2008
Copa
Average price per gallon of jet fuel into plane (excluding hedge) (in U.S. dollars)	$1.32	$1.87	$2.10	$2.29	$3.21
Gallons consumed (in thousands)	50,833	58,924	70,770	85,463	100,266
Available seat miles (in millions)	3,639	4,409	5,239	6,298	7,342
Gallons per ASM (in hundredths)	1.40	1.34	1.35	1.36	1.37
AeroRepública(1)
Average price per gallon of jet fuel into plane (excluding hedge) (in U.S. dollars)	—	$2.12	$2.24	$2.43	$3.49
Gallons consumed (in thousands)	—	17,887	28,321	26,984	24,798
Available seat miles (in millions)	—	950	1,627	1,620	1,503
Gallons per ASM (in hundredths)	—	1.88	1.74	1.67	1.65

(1)	Since April 22, 2005.
Since 2002, aircraft fuel prices have been rising. From 2004 to 2008, the average price of West Texas Intermediate crude oil, a benchmark widely used for crude oil prices that is measured in barrels and quoted in U.S. dollars, increased by 141% from $41.47 per barrel to $99.93 per barrel. During 2008, fuel prices experienced significant volatility, with West Texas Intermediate crude prices reaching the record price of approximately $145 per barrel in July. Prices then dropped to approximately $44 per barrel at the end of December. While prices have significantly decreased since their peak in 2008, we believe that fuel prices are likely to increase in the future. In 2008, we hedged 27% of our requirements through the use of jet fuel swap contracts and crude oil zero-cost collars. We have hedged approximately 27%, 6% and 9% of our anticipated fuel needs for 2009, 2010 and 2011, respectively. We will continue to evaluate various hedging strategies, and we may enter into additional hedging agreements in the future. Any prolonged increase in the price of jet fuel will likely materially and negatively affect our business, financial condition and results of operation. To date, we have managed to offset some of the increases in fuel prices with higher load factors, fuel surcharges and fare increases. In addition, our relative young, winglet-equipped fleet also helps us mitigate the impact of higher fuel prices.
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
Environmental
Our operations are covered by various local, national, and international environmental regulations. These regulations cover, among other things, emissions into the atmosphere, disposal of solid waste and aqueous effluents, aircraft noise and other activities that result from the operation of aircraft. Our aircraft comply with all environmental standards applicable to their operations as described in this annual report. We have hired a consulting firm to conduct an environmental audit of our hanger and support facilities at the Tocumen International Airport to determine what, if any, measures we need to implement in order to satisfy the Panamanian effluent standards and the General Environmental Law at those facilities. A base line study of our effluents was completed. We plan to implement all measures required for compliance based on the environmental audit recently finalized, in order to qualify for the Environmental Excellence Certification Program before the Environmental Authority. Additionally, the Panamanian Civil Aviation Code (RAC) contains certain environmental provisions that are similar to those set forth in the General Environmental Law regarding effluents, although such provisions do not contain compliance grace periods.

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
Regulation
Panama
Authorization and Licenses. Panamanian law requires airlines providing commercial services in Panama to hold an Operation Certificate and an Air Transportation License/Certificate issued by the AAC. The Air Transportation Certificate specifies the routes, equipment used, capacity, and the frequency of flights. This certificate must be updated every time Copa acquires new aircraft, or when routes and frequencies to a particular destination are modified.
Panamanian law also requires that the aircraft operated by Copa be registered with the Panamanian National Aviation Registrar kept by the AAC, and that the Panamanian National Aviation Authority certify the airworthiness of each aircraft in Copa’s fleet. Copa’s aircraft must be re-certified every year. This requirement does not apply to AeroRepública’s aircraft which are registered in Colombia.
The Panamanian government does not have an equity interest in our company. Bilateral agreements signed by the Panamanian government have protected our operational position and route network, allowing us to have in Panama a significant hub to transport intraregion traffic within and between the Americas and the Caribbean. All international fares are filed and technically subject to the approval of the Panamanian government. Historically, we have been able to modify ticket prices on a daily basis to respond to market conditions. Our status as a private carrier means that we are not required under Panamanian law to serve any particular route and are free to withdraw service from any of the routes we currently serve as we see fit, subject to bilateral agreements. We are also free to determine the frequency of service we offer across our route network without any minimum frequencies imposed by the Panamanian authorities.
Safety Assessment. In May 2001, the FAA downgraded Panama’s IASA rating from a Category 1 rating to a Category 2 rating due to alleged deficiencies in Panamanian air safety standards and the AAC’s capacity to provide regulatory oversight. We collaborated with the Panamanian government to restore the country’s Category 1 status, a status that is important both to the operations of Copa as an airline and the general perception of Panama as a country, particularly in view of the fact that the major initiative is to boost tourism in Panama. The country’s Category 1 status was restored in April 2004.
Ownership Requirements. The most significant restriction on our company imposed by the Panamanian Aviation Act, as amended and interpreted to date, is that Panamanian nationals must exercise “effective control” over the operations of the airline and must maintain “substantial ownership.” These phrases are not defined in the Aviation Act itself and it is unclear how a Panamanian court would interpret them. The share ownership requirements and transfer restrictions contained in our Articles of Incorporation, as well as the structure of our capital stock described under the caption “Description of Capital Stock,” are designed to ensure compliance with these ownership and control restrictions created by the Aviation Act. While we believe that our ownership structure complies with the ownership and control restrictions of the Aviation Act as interpreted by a recent decree by the Executive Branch, we cannot assure you that a Panamanian court would share our interpretation of the Aviation Act or the decree or that any such interpretations would remain valid for the entire time you hold our Class A shares.

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
Antitrust Regulations. In 1996, the Republic of Panama enacted antitrust legislation, which regulates industry concentration and vertical anticompetitive practices and prohibits horizontal collusion. The Consumer Protection and Free Trade Authority is in charge of enforcement and may impose fines only after a competent court renders an adverse judgment. The law also provides for direct action by any affected market participant or consumer, independently or though class actions. The law does not provide for the granting of antitrust immunity, as is the case in the United States. In February 2006, the antitrust legislation was amended to increase the maximum fines that may be assessed for violations to $1,000,000 for per se violations and $250,000 for relative violations of antitrust law.
Noise Restrictions. Panama has adopted Annex 16 of the ICAO regulations and the noise abatement provisions of ICAO, through Book XIV of the Panamanian Civil Aviation Regulations (RAC). Thus, articles 227-229 of Book XIV of the RAC require aircraft registered in Panama to comply with at least Stage 2 noise requirements, and all aircraft registered for the first time with the Panamanian Civil Aviation Authority after January 1, 2003, to comply with Stage 3 noise restrictions. Currently, all the airplanes we operate or have on order meet the most stringent noise requirements established by both ICAO and the AAC.
Colombia
The Colombian aviation market is heavily regulated by the Colombian Civil Aviation Administration, Unidad Especial Administrativa de Aeronáutica Civil, or Aeronautica Civil. Colombia is a Category 1 country under the FAA’s IASA program. With respect to domestic aviation, airlines must present feasibility studies to secure specific route rights, and no airline may serve the city pairs with the most traffic unless that airline has at least five aircraft with valid airworthiness certificate. In addition, Aeronautica Civil sets maximum fares for each route and a maximum number of competing airlines for each route based on the size of the city pairs served. Airlines in Colombia must also add a surcharge for fuel to their ticket prices. In addition, since November 2006, airlines must have to charge an administrative fee (“Tarifa administrativa”) for each ticket sold through an airline’s direct channels. Passengers in Colombia are also entitled by law to compensation in the event of delays in excess of four hours, over-bookings and cancellations. Currently, the San Andres, Bogotá, Cali, Cartagena, Medellin, Monteria and Barranquilla airports are under private management arrangements. Furthermore, the government is privatizing other airports in order to finance necessary expansion projects and increase the efficiency of operations, which may lead to increases in landing fees and facility rentals at those airports.
Colombia has open-skies agreements with Aruba and the Andean Pact nations of Bolivia, Ecuador and Peru (Comunidad Andina). AeroRepública has been granted the use of 30 of the 56 available route rights for service by Colombian carriers between Colombia and Panama, and as a result, began scheduled service between the two countries in late 2005. In addition, AeroRepública was granted 33 additional bilateral frequencies per week, 13 of these frequencies to Panama from Bucaramanga, Pereira and Barranquilla, have yet to be utilized.
U.S.
Operations to the United States by non-U.S. airlines, such as Copa, are subject to Title 49 of the U.S. Code, under which the DOT, the FAA and the TSA exercise regulatory authority. The U.S. Department of Justice also has jurisdiction over airline competition matters under the federal antitrust laws.

Authorizations and Licenses. The DOT has jurisdiction over international aviation with respect to air transportation to and from the United States, including regulation of related route authorities, the granting of which are subject to review by the President of the United States. The DOT exercises its jurisdiction with respect to unfair practices and methods of competition by airlines and related consumer protection matters as to all airlines operating to and from the United States. We are authorized by the DOT to engage in scheduled and charter air transportation services, including the transportation of persons, property (cargo) and mail, or combinations thereof, between points in Panama and points in the United States and beyond (via intermediate points in other countries). We hold the necessary authorizations from the DOT in the form of a foreign air carrier permit, an exemption authority and statements of authorization to conduct our current operations to and from the United States. The exemption authority was granted by the DOT in February 1998 and was due to expire in February 2000. However, the authority remains in effect by operation of law under the terms of the Administrative Procedure Act pending final DOT action on the application we filed to renew the authority on January 3, 2000. There can be no assurance that the DOT will grant the application. Our foreign air carrier permit has no expiration date.
Our operations to the United States are also subject to regulation by the FAA with respect to aviation safety matters, including aircraft maintenance and operations, equipment, aircraft noise, ground facilities, dispatch, communications, personnel, training, weather observation, air traffic control and other matters affecting air safety. The FAA requires each foreign air carrier serving the United States to obtain operational specifications pursuant to 14 CFR Part 129 of its regulations and to meet operational criteria associated with operating specified equipment on approved international routes. We believe that we are in compliance in all material respects with all requirements necessary to maintain in good standing our operations specifications issued by the FAA. The FAA can amend, suspend, revoke or terminate those specifications, or can temporarily suspend or permanently revoke our authority if we fail to comply with the regulations, and can assess civil penalties for such failure. A modification, suspension or revocation of any of our DOT authorizations or FAA operating specifications could have a material adverse effect on our business. The FAA also conducts safety audits and has the power to impose fines and other sanctions for violations of airline safety regulations. We have not incurred any material fines related to operations. The FAA also conducts safety International Aviation Safety Assessment (IASA) as to Panama’s compliance with International Civil Aviation Organization (ICAO) safety standards. Panama is currently considered a Category 1 country that complies with ICAO international safety standards. As a Class 1 country, no limitations are placed upon our operating rights to the Unites States. If the FAA should determine that Panama does not meet the ICAO safety standards, the FAA and DOT would restrict our rights to expand operations to the United States. We can offer no assurance of Panama’s continued compliance with ICAO safety standards.
Security. On November 19, 2001, the U.S. Congress passed, and the President signed into law, the Aviation and Transportation Security Act, (the “Aviation Security Act”). This law federalized substantially all aspects of civil aviation security and created the TSA, an agency of the Department of Homeland Security, to which the security responsibilities previously held by the FAA were transitioned. The Aviation Security Act requires, among other things, the implementation of certain security measures by airlines and airports, such as the requirement that all passengers, their bags and all cargo be screened for explosives and other security related contraband. Funding for airline and airport security required under the Aviation Security Act is provided in part by a $2.50 per segment passenger security fee for flights departing from the U.S., subject to a $10 per roundtrip cap; however, airlines are responsible for costs incurred to meet security requirements beyond those provided by the TSA. The United States Government is considering increases to this fee as the TSA’s costs exceed the revenue it receives from these fees. Implementation of the requirements of the Aviation Security Act has resulted in increased costs for airlines and their passengers. Since the events of September 11, 2001, the U.S. Congress has mandated and the TSA has implemented numerous security procedures and requirements that have imposed and will continue to impose burdens on airlines, passengers and shippers.
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
Airport Access. Two U.S. airports at which we operate, John F. Kennedy International Airport in New York (“JFK”) and Reagan National Airport in Washington, D.C., have been designated by the FAA as “high density traffic airports”. From time to time, operations at these airports have been subject to arrival and departure slot restrictions during certain periods of the day. Although slot restrictions at JFK were eliminated as of January 1, 2007, on January 15, 2008, the FAA issued an order limiting the number of scheduled flight operations at JFK during peak hours to address the over-scheduling, congestion and delays at JFK during 2007. The DOT also recently issued a notice of proposed amendment to its Airport Rates and Charges policy that would allow airports to establish non-weight based fees during peak hours and to apportion certain expenses from “reliever” airports to the charges for larger airports in an effort to limit congestion. We cannot predict the outcome of this potential rule change on our costs or ability to operate in congested airports.

Noise Restrictions. Under the Airport Noise and Capacity Act of 1990 and related FAA regulations, aircraft that fly to the United States must comply with certain Stage 3 noise restrictions, which are currently the most stringent FAA operating noise requirements. All of our Copa aircraft meet the Stage 3 requirement.
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
Copa is our principal airline operating subsidiary that operates out of our hub in Panama and provides passenger service in North, South and Central America and the Caribbean. AeroRepública S.A. is our operating subsidiary that is primarily engaged in domestic air travel within Colombia and international service from various points in Colombia to Panama City and Caracas. Oval Financial Leasing, Ltd. controls the special purpose vehicles that have a beneficial interest in the majority of our aircraft.

D. Property, Plants and Equipment
Headquarters
In 2005, we moved into a newly built headquarters building located six miles away from Tocumen International Airport. We have leased five floors consisting of approximately 104,000 square feet of the building from Desarollo Inmobiliario del Este, S.A., an entity controlled by the same group of investors that controls CIASA, under a 10-year lease at a rate of $106,000 per month during the first three years, $110,000 per month during year 4 through year 6, $113,000 during year 7 through year 9 and $116,000 per month in year 10, which we believe to be a market rate. During the fourth quarter of 2006, we sold our previous headquarters building in Panama City to a third party.
Other Property
At Tocumen International Airport, we lease a maintenance hangar, operations offices in the terminal, counter space, parking spaces and other operational properties from the entity that manages the airport. We pay approximately $85,000 per month for this leased property. Around Panama City, we also lease various office spaces, parking spaces and other properties from a variety of lessors, for which we pay approximately $10,000 per month in the aggregate.
In each of our destination cities, we also lease space at the airport for check-in, reservations and airport ticket office sales, and we lease space for CTOs in more than 34 of those cities.
AeroRepública
AeroRepública leases most of its airport and CTOs. Owned properties include one city ticket office, a warehouse close to the airport and one floor in a high-rise building in downtown Bogota.
Item 4A. Unresolved Staff Comments
None.
Item 5. Operating and Financial Review and Prospects
A. Operating Results
You should read the following discussion in conjunction with our consolidated financial statements and the related notes and the other financial information included elsewhere in this annual report.
We are a leading Latin American provider of airline passenger and cargo service through our two principal operating subsidiaries, Copa and AeroRepública. Copa operates from its strategically located position in the Republic of Panama, and AeroRepública provides service primarily within Colombia complemented by international flights from various cities in Colombia to Panama City and Caracas. We currently operate a fleet of 55 aircraft, 27 Boeing 737-Next Generation aircraft, 24 Embraer 190 aircraft and four MD-80 aircraft. We currently have firm orders, including purchase and lease commitments, for 15 Boeing 737-Next Generation and two Embraer 190s, and purchase rights and options for up three additional Boeing 737-Next Generation and 11 additional Embraer 190s.
Copa currently offers approximately 152 daily scheduled flights among 45 destinations in 24 countries in North, Central and South America and the Caribbean from its Panama City hub. Copa provides passengers with access to flights to more than 120 other destinations through codeshare arrangements with Continental pursuant to which each airline places its name and flight designation code on the other’s flights. Through its Panama City hub, Copa is able to consolidate passenger traffic from multiple points to serve each destination effectively.

Copa operates a modern fleet of 27 Boeing 737-Next Generation aircraft and 15 Embraer 190 aircraft with an average age of approximately 4.2 years as of December 31, 2008. To meet its growing capacity requirements, Copa has firm orders, including purchase and lease commitments, to accept delivery of 15 additional aircraft through 2012 and has purchase rights and options that, if exercised, would allow it to accept delivery of up to nine additional aircraft through 2012. Copa’s firm orders are for 15 additional Boeing 737-Next Generation aircraft, and its purchase rights and options are for up to three Boeing 737-Next Generation aircraft and up to six Embraer 190s.
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
During the second quarter of 2005, we purchased AeroRepública, a Colombian air carrier that was the second-largest domestic carrier in Colombia in terms of number of passengers carried in 2005, which at the time provided point-to-point service among 11 cities in Colombia. AeroRepública currently operates a fleet of nine Embraer 190 and four MD-80 and has expanded its routes to include international point-to-point service from various Colombian cities to Panama City and Caracas. As part of its fleet modernization and expansion plan, AeroRepública has firm orders, including purchase and lease commitments, to accept delivery of two Embraer 190 aircraft through the end of 2009 and options to purchase up to five additional Embraer 190 aircraft through 2013.
Fuel is our single largest operating expense and, as a result, our results of operations are likely to continue to be materially affected by the cost of fuel as compared with prior periods. From 2004 to 2008, the average price of West Texas Intermediate crude oil, a benchmark widely used for crude oil prices that is measured in barrels and quoted in U.S. dollars, increased by 141% from $41.47 per barrel to $99.93 per barrel. During 2008, fuel prices experienced significant volatility, with West Texas Intermediate crude prices reaching the record price of approximately $145 per barrel in July. Prices then dropped to approximately $44 per barrel at the end of December. While prices have decreased since their peak in 2008, we believe that fuel prices are likely to increase in the future. To date, we have managed to offset some of the increases in fuel prices by managing load factors, fuel related price increases, which may take the form of fare increases or fuel surcharges, and cost cutting initiatives. We estimate that we were able to offset approximately 100% of the increase in unit costs in 2008 as compared to 2007 through higher unit revenues. Although there are other factors affecting unit costs, management considers the 100% cost recoverability to be a fair estimate of the coverage of incremental fuel prices, as most of the increase in unit costs is related to fuel price. We have hedged approximately 27%, 6% and 9% of our anticipated fuel needs for 2009, 2010 and 2011, respectively. We will continue to evaluate various hedging strategies, and we may enter into additional hedging agreements in the future.

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
According to data from The Preliminary Overview of the Economies of Latin America and the Caribbean, an annual United Nations publication prepared by the Economic Development Division, the economy of Latin America (including the Caribbean) grew by approximately 4.6% and 5.7% in 2008 and 2007, respectively. In recent years, the Panamanian economy has closely tracked the economies of the United States and of Latin America. In 2008, however, the Panamanian economy grew in real terms by approximately 8.3% (versus 8.5% in 2007), according to the International Monetary Fund’s estimates, and significantly exceeded the growth rate of the region. Inflation in Panama rose approximately 5.8% in 2008 (versus 3.8% in 2007). Additionally, the Colombian economy has experienced relatively stable growth. According to the International Monetary Fund estimates, the Colombian gross domestic product grew by approximately 6.8% 2006, 6.6% in 2007 and 4.0% in 2008 with inflation (as indicated by the consumer price index) rising by approximately 4.3% in 2006, 5.5% in 2007 and 7.3% in 2008.
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
The following table sets forth our capacity, load factor and yields for the periods indicated.

	Year Ended December 31,
	2006	2007	2008
Copa Segment
Capacity (in available seat miles, in millions)	5,239.1	6,297.9	7,341.9
Load factor	77.8%	78.4%	78.8%
Yield (in cents)	15.49	15.33	16.81
AeroRepública Segment
Capacity (in available seat miles, in millions)	1,627.1	1,620.4	1,502.7
Load factor	57.9%	57.2%	61.7%
Yield (in cents)(1)	17.79	22.74	26.31

(1)	AeroRepública has not historically distinguished between revenue passengers and non-revenue passengers. We are implementing systems at AeroRepública to record that information.

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
Aircraft fuel. The price we pay for aircraft fuel varies significantly from country to country primarily due to local taxes. While we purchase aircraft fuel at all the airports to which we fly, we attempt to negotiate fueling contracts with companies that have a multinational presence in order to benefit from volume purchases. During 2008, as a result of the location of its hub, Copa purchased approximately 58% of its aircraft fuel in Panama, where it was able to obtain better prices due to volume discounts. Copa has over 15 suppliers of aircraft fuel across its network. In some cases we tanker fuel in order to minimize our cost by fueling in airports where fuel prices are lowest. Our aircraft fuel expenses are variable and fluctuate based on global oil prices. From 2004 to 2008, the average price of West Texas Intermediate crude oil, a benchmark widely used for crude oil prices that is measured in barrels and quoted in U.S. dollars, increased by 141% from $41.47 per barrel to $99.93 per barrel. To date, we have managed to offset some of the increases in fuel prices with higher load factors, fuel surcharges and fare increases. In addition, our relatively young, winglet-equipped fleet also helps us mitigate the impact of higher fuel prices. Historically, we have not hedged a significant portion of our fuel costs. We have hedged approximately 27%, 6% and 9% of our anticipated fuel needs for 2009, 2010 and 2011, respectively.

	Aircraft Fuel Data
	2004	2005	2006	2007	2008
Copa Segment
Average price per gallon of jet fuel into plane (excluding hedge) (in U.S. dollars)	$1.32	$1.87	$2.10	$2.29	$3.21
Gallons consumed (in thousands)	50,833	58,924	70,770	85,463	100,266
Available seat miles (in millions)	3,639	4,409	5,239	6,298	7,342
Gallons per ASM (in hundredths)	1.40	1.34	1.35	1.36	1.37
AeroRepública(1)
Average price per gallon of jet fuel into plane (excluding hedge) (in U.S. dollars)	—	$2.12	$2.24	$2.43	$3.49
Gallons consumed (in thousands)	—	17,887	28,321	26,984	24,798
Available seat miles (in millions)	—	950	1,627	1,620	1,503
Gallons per ASM (in hundredths)	—	1.88	1.74	1.67	1.65

(1)	Since April 22, 2005.
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

Commissions. Our commission expenses consist primarily of payments for ticket sales made by travel agents and commissions paid to credit card companies. Travel agents receive base commissions, not including back-end incentive programs, ranging from 0% to 6% depending on the country. During the last few years we have reduced our commission expense per available seat mile as a result of an industry-wide trend of paying lower commissions to travel agencies and by increasing the proportion of our sales made through direct channels. We expect this trend to continue as more of our customers become accustomed to purchasing through call centers and through the internet. While increasing direct sales may increase the commissions we pay to credit card companies, we expect that the savings from the corresponding reduction in travel agency commissions will more than offset this increase. In recent years, base commissions paid to travel agents have decreased significantly. At the same time, we have encouraged travel agencies to move from standard base commissions to incentive compensation based on sales volume and fare types.
Maintenance, material and repair expenses. Our maintenance, material and repair expenses consist of aircraft repair and charges related to light and heavy maintenance of our aircraft, including maintenance materials. Maintenance and repair expenses, including overhaul of aircraft components, are charged to operating expenses as incurred. With an average age of only 4.2 years as of December 31, 2008, our Copa fleet requires a low level of maintenance compared to the older fleets of some of our competitors. We also currently incur lower maintenance expenses on our Boeing and Embraer aircraft because a significant number of our aircraft parts remain under multi-year warranties. As the age of our fleet increases and when our warranties expire, our maintenance expenses will increase. We only conduct line maintenance internally and outsource heavy maintenance to independent third party contractors. In 2003, we negotiated with GE Engine Services a maintenance cost per hour program for the repair and maintenance of our CFM-56 engines which power our Boeing 737 Next Generation fleet. Our engine maintenance costs are also aided by the sea-level elevation of our hub and the use of winglets which allow us to operate the engines on our Boeing 737 Next Generation aircraft with lower thrust, thus putting less strain on the engines.
Line maintenance for AeroRepública’s MD-80s and Embraer fleet is performed by AeroRepública’s in-house maintenance staff. Heavy maintenance for the MD-80s is performed by FAA-certified third-party aviation maintenance companies. The average age of AeroRepública’s fleet as of December 31, 2008 was 5.7 years.
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

Taxes
We pay taxes in the Republic of Panama and in other countries in which we operate, based on regulations in effect in each respective country. Our revenues come principally from foreign operations and according to the Panamanian Fiscal Code these foreign operations are not subject to income tax in Panama.
We have elected to calculate our Panamanian income tax with the alternative gross tax election. Under this method, based on Article 121 of the Panamanian Fiscal Code, income for international transportation companies is calculated based on a territoriality method that determines gross revenues earned in Panama by applying the percentage of miles flown within the Panamanian territory against total revenues. Under this method, loss carry-forwards cannot be applied to offset tax liability. Dividends from our Panamanian subsidiaries, including Copa, are separately subject to a ten percent tax if such dividends can be shown to be derived from Panamanian income that has not been otherwise taxed.
We are also subject to local tax regulations in each of the other jurisdictions where we operate, the great majority of which are related to the taxation of our income. In some of the countries to which we fly, we do not pay any income taxes because we do not generate income under the laws of those countries either because they do not have income taxes or due to treaties or other arrangements those countries have with Panama. In the remaining countries, we pay income tax at a rate ranging from 25% to 34% of our income attributable to those countries. Different countries calculate our income in different ways, but they are typically derived from our sales in the applicable country multiplied by our net margin or by a presumed net margin set by the relevant tax legislation. The determination of our taxable income in several countries is based on a combination of revenues sourced to each particular country and the allocation of expenses to that particular country. The methodology for multinational transportation company sourcing of revenue and expense is not always specifically prescribed in the relevant tax regulations, and therefore is subject to interpretation by both ourselves and the respective tax authorities. Additionally, in some countries, the applicability of certain regulations governing non-income taxes and the determination of our filing status are also subject to interpretation. We cannot estimate the amount, if any, of the potential tax liabilities that might result if the allocations, interpretations and filing positions we use in preparing our income tax returns were challenged by the tax authorities of one or more countries. It is possible that we may become subject to tax in jurisdictions in which, for prior years, we had not been subject to tax and that, in the future, we may become subject to increased taxes in the countries to which we fly.
Under a reciprocal exemption confirmed by a bilateral agreement between Panama and the United States, we are exempt from the U.S. source transportation income tax derived from the international operation of aircraft.
We paid taxes totaling approximately $11.3 million in 2006, $16.6 million in 2007, and $14.9 million in 2008.
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
Goodwill and indefinite-lived purchased intangible assets. In accordance with SFAS No. 142, “Goodwill and Other Intangible Assets”, we perform impairment testing of goodwill separately from impairment testing of indefinite-lived intangibles. We test goodwill for impairment, at least annually, by comparing the book value to the fair value at the reporting segment level and individually test indefinite-lived intangibles, at least annually, by comparing the individual book values to fair values. Considerable management judgment is necessary to evaluate the impact of operating and macroeconomic changes and to estimate future cash flows to measure fair value. Assumptions used in our impairment evaluations are consistent with internal projections and operating plans. We did not recognize any impairment charges for goodwill or intangibles assets during the years presented. All of our goodwill and indefinite-lived intangible are allocated in the AeroRepública segment and are tested annually for impairment. For the years ended December 2008 and 2007, amounts of goodwill and intangible assets have changed due to exchange effect.
Derivative instruments and hedging activities. We account for derivatives and hedging activities in accordance with FASB Statement No. 133, Accounting for Derivative Instruments and Certain Hedging Activities, as amended, which requires entities to recognize all derivative instruments as either assets or liabilities on their balance sheet at their respective fair values. For derivatives designated as hedges, changes in the fair value are either offset against the change in fair value, for the risk being hedged, of the assets and liabilities through earnings, or recognized in accumulated other comprehensive income until the hedged item is recognized in earnings.
We enter into derivative contracts that we designate as a hedge of a forecasted transaction or the variability of cash flows to be received or paid related to a recognized asset or liability (cash flow hedge). For all hedging relationships we formally document the hedging relationship and its risk-management objective and strategy for undertaking the hedge, the hedging instrument, the hedged item, the nature of the risk being hedged, how the hedging instrument’s effectiveness in offsetting the hedged risk will be assessed prospectively and retrospectively, and a description of the method of measuring ineffectiveness. We also formally assess, both at the hedge’s inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting cash flows of hedged items.
Changes in the fair value of a derivative that is highly effective and that is designated and qualifies as a cash-flow hedge are recorded in accumulated other comprehensive income to the extent that the derivative is effective as a hedge, until earnings are affected by the variability in cash flows of the designated hedged item. The ineffective portion of the change in fair value of a derivative instrument that qualifies as a cash-flow hedge is reported in earnings.
We discontinue hedge accounting prospectively when we determine that the derivative is no longer effective in offsetting cash flows of the hedged item, the derivative expires or is sold, terminated, or exercised, the derivative is de-designated as a hedging instrument because it is unlikely that a forecasted transaction will occur, or management determines that designation of the derivative as a hedging instrument is no longer appropriate.
In all situations in which hedge accounting is discontinued and the derivative is retained, we continue to carry the derivative at its fair value on the balance sheet and recognize any subsequent changes in its fair value in earnings. When it is probable that a forecasted transaction will not occur, we discontinue hedge accounting and recognize immediately in earnings gains and losses that were accumulated in other comprehensive income.

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
Additionally, although our aircraft lease agreements specifically provide that we, as lessee, are responsible for maintenance of the leased aircraft, we do, under certain of our existing lease agreements, pay maintenance reserves to aircraft and engine lessors that are to be applied towards the cost of future maintenance events. These reserves are calculated based on a performance measure, such as flight hours, and are specifically to be used to reimburse third-party providers that furnish services in connection with maintenance of our leased aircraft. If there are sufficient funds on deposit to pay the invoices submitted, they are paid. However, if amounts on deposit are insufficient to cover the invoices, we must cover the shortfall because, as noted above, we are legally responsible for maintaining the lease aircraft. Under our aircraft lease agreements, if there are excess amounts on deposit at the expiration of the lease, the lessor is entitled to retain any excess amounts. The maintenance reserves paid under our lease agreements do not transfer either the obligation to maintain the aircraft or the cost risk associated with the maintenance activities to the aircraft lessor. In addition, we maintain the right to select any third-party maintenance providers. Therefore, we record these amounts as prepaid maintenance within “Other Assets” on our consolidated balance sheet and then recognize maintenance expense when the underlying maintenance is performed, in accordance with our maintenance accounting policy. Any excess amounts retained by the lessor upon the expiration of the lease, would be recognized as additional aircraft rental expense when it becomes probable that we would not benefit from such excess, mostly at expiration of the lease.
Recently Issued Accounting Pronouncement
In March 2008, the Financial Accounting Standards Board (FASB) issued Statement No. 161, “Disclosures about Derivative Instruments and Hedging Activities — an amendment of FASB Statement No. 133” (“SFAS 161”). SFAS 161 requires entities that utilize derivative instruments to provide qualitative disclosures about their objectives and strategies for using such instruments, as well as any details of credit-risk-related contingent features contained within derivatives. SFAS 161 also requires entities to disclose additional information about the amounts and location of derivatives located within the financial statements, how the provisions of SFAS 133 have been applied, and the impact that hedges have on an entity’s financial position, financial performance, and cash flows. SFAS 161 is effective for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. We do not believe the adoption of SFAS 161 will have a material impact on our consolidated financial statements.
In October 2008, the FASB issued Staff Position No. FAS 157-3, “Determining the Fair Value of a Financial Asset When the Market for That Asset is Not Active” (FSP 157-3). FSP 157-3 clarifies the application of SFAS 157, in cases where a market is not active. We have considered the guidance provided by FSP 157-3 in its determination of estimated fair values as of December 31, 2008, and the impact was not material.

In February 2007, the FASB issued Statement No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (“SFAS 159”). The standard allows entities to voluntarily choose, at specified election dates, to measure many financial assets and financial liabilities (as well as certain non-financial instruments that are similar to financial instruments) at fair value (the “fair value option”). The election is made on an instrument-by-instrument basis and is irrevocable. If the fair value option is elected for an instrument, SFAS 159 specifies that all subsequent changes in fair value for that instrument shall be reported in earnings. SFAS 159 becomes effective for the fiscal years beginning after November 15, 2007. We did not elect to adopt SFAS 159.
In December 2007, the FASB issued Statement No. 141 (Revised 2007), “Business Combinations” (“SFAS 141(R)”). SFAS 141(R) will change the accounting for business combinations. Under SFAS 141(R), an acquiring entity will be required to recognize all the assets acquired and liabilities assumed in a transaction at the acquisition-date fair value with limited exceptions. SFAS 141(R) will change the accounting treatment and disclosure for certain specific items in a business combination. SFAS 141(R) applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. The impact of our adoption of SFAS 141(R) will depend upon nature and terms of business combinations, if any, that we consummate on or after January 1, 2009.
In December 2008, the FASB affirmed Staff Position No. FAS 132(R)-1, “Employers’ Disclosures about Postretirement Benefit Plan Assets” (“FSP FAS 132(R)-1”). FSP FAS 132(R)-1 requires additional disclosures about assets held in an employee’s defined benefit pension or other postretirement plan, primarily related to categories and fair value measurements of plan assets. We do not believe the adoption of the FSP FAS 132(R)-1 will have a material impact on our consolidated financial statements.
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
Results of Operation
The following table shows each of the line items in our income statements for the periods indicated as a percentage of our total operating revenues for that period:

	Year Ended December 31,
	2006	2007	2008
Operating revenues:
Passenger revenue	93.9%	94.1%	94.5%
Cargo, mail and other	6.1%	5.9%	5.5%
Total	100.0%	100.0%	100.0%
Operating expenses:
Aircraft fuel	(25.6)%	(25.8)%	(31.4)%
Salaries and benefits	(10.7)%	(11.4)%	(10.8)%
Passenger servicing	(7.6)%	(8.1)%	(7.7)%
Commissions	(6.8)%	(6.4)%	(5.2)%
Reservation and sales	(4.5)%	(4.7)%	(4.3)%
Maintenance, materials and repairs	(5.9)%	(5.0)%	(5.2)%
Depreciation	(2.9)%	(3.4)%	(3.3)%
Flight operations	(4.0)%	(4.3)%	(4.4)%
Aircraft rentals	(4.5)%	(3.8)%	(3.3)%
Landing fees and other rentals	(2.8)%	(2.6)%	(2.5)%
Other	(5.3)%	(5.4)%	(4.5)%
Special fleet charges	—	(0.7)%	—
Gain from involuntary conversion	—	0.8%	—
Total	(80.5)%	(80.8)%	(82.6)%
Operating income	19.5%	19.2%	17.4%
Non-operating income (expenses):
Interest expense	(3.4)%	(4.3)%	(3.3)%
Interest capitalized	0.2%	0.3%	0.1%
Interest income	0.9%	1.2%	0.9%
Other, net	0.0%	1.1%	(4.6)%
Total	(2.3)%	(1.8)%	(6.8)%
Income/(loss) before income taxes	17.2%	17.4%	10.6%
Income taxes	(1.4)%	(1.7)%	(1.4)%
Net income	15.7%	15.8%	9.2%

Year 2008 Compared to Year 2007
Our consolidated net income in 2008 totaled $118.7 million, a 26.7% decrease over net income of $161.8 million in 2007. This decrease was due to a $54.9 million loss in the fair value of fuel derivative instruments. Operationally, we had a consolidated income of $224.0 million in 2008, a 13.4% increase over operating income of $197.5 million in 2007. Our consolidated operating margin in 2008 was 17.4%, a decrease of 1.8 percentage points over an operating margin of 19.2% in 2007.
Operating revenue
Our consolidated revenue totaled $1.3 billion in 2008, a 25.5% increase over operating revenue of $1.0 billion in 2007 due to increases in both passenger and cargo revenues.
Copa segment operating revenue
Copa’s operating revenue totaled $1.0 billion in 2008, a 28.5% increase over operating revenue of $806.2 million in 2007 due to increases in both passenger and cargo revenues.
Passenger revenue. Passenger revenue totaled $973.2 million in 2008, a 28.7% increase over passenger revenue of $756.4 million in 2007. This increase resulted primarily from the addition of capacity (ASMs increased by 16.6% in 2008 as compared to 2007) that resulted from an increase in departures and, to a lesser extent, longer average stage length. Revenues also increased due to our higher overall load factor (load factor increased from 78.4% in 2007 to 78.8% in 2008) during the period and the simultaneous increase in passenger yield, which rose by 9.7% to 16.81 cents in 2008.
Cargo, mail and other. Cargo, mail and other revenue totaled $62.7 million in 2007, a 26.1% increase over cargo, mail and other revenue of $49.8 million in 2007. This increase was primarily the result of higher excess baggage fees and higher cargo revenue resulting from an increase in belly space capacity available.
AeroRepública segment operating revenue
AeroRepública’s operating revenue totaled $264.9 million in 2008, an increase of $38.9 million over operating revenue of $226.0 million registered during 2007 resulting from an increase in both passenger and cargo revenues. This increase resulted primarily from higher passenger yield (yield increased from 22.74 cents in 2007 to 26.31 cents in 2008) during the period, partly due to a stronger Colombian currency during the year and higher ticket prices.
Operating expenses
Our consolidated operating expenses totaled $1.1 billion in 2008, a 28.3% increase over operating expenses of $829.8 million in 2007 that was primarily attributable to the growth of our operations and higher fuel cost.
In 2008, our operating expenses per available seat mile excluding aircraft fuel was 7.46 cents, a 4.7% increase over operating expenses per available seat mile excluding aircraft fuel of 7.13 cents in 2007. Aircraft fuel per available seat mile was 4.58 cents in 2008, compared to 3.35 cents in 2007. In 2008, our total operating expenses per available seat mile was 12.04 cents, a 14.9% increase over operating expenses per available seat mile of 10.48 cents in 2007.

An overview of the major variances on a consolidated basis follows:
Aircraft fuel. Aircraft fuel totaled $404.7 million in 2008, a 52.5% increase over aircraft fuel of $265.4 million in 2007. This increase was primarily a result of higher fuel prices and higher fuel consumption.
Salaries and benefits. Salaries and benefits totaled $139.4 million in 2008, a 19.5% increase over salaries and benefits of $116.7 million in 2007. This increase was primarily a result of an overall increase in headcount to support our operations.
Passenger servicing. Passenger servicing totaled $98.8 million in 2008, a 19.1% increase over passenger servicing of $82.9 million in 2007. This increase was primarily a result of an increase in Copa’s capacity and on-board passengers.
Commissions. Commissions totaled $67.2 million in 2008, a 1.9% increase over commissions of $65.9 million in 2007. This increase was primarily a result of higher passenger revenue offset by lower average commissions.
The remaining operating expenses totaled $354.7 million in 2008, an increase of $55.9 million in 2008.
Copa segment operating expenses
The breakdown of operating expenses per available seat mile is as follows:

	Year Ended
	December 31,		Percent
	2007	2008	Change
	(in cents)
Operating Expenses per ASM:
Salaries and benefits	1.45	1.48	2.4%
Passenger servicing	1.09	1.11	1.6%
Commissions	0.74	0.71	(3.6%)
Reservation and sales	0.57	0.55	(2.6%)
Maintenance, materials and repairs	0.62	0.63	0.6%
Depreciation	0.49	0.52	6.4%
Flight operations	0.58	0.64	8.7%
Aircraft rentals	0.44	0.43	(3.4%)
Landing fees and other rentals	0.32	0.33	1.8%
Other	0.61	0.55	(8.8%)

Total operating expenses per ASM before aircraft fuel	6.90	6.94	0.5%
Aircraft fuel	3.17	4.33	36.7%

Total operating expenses per ASM	10.08	11.27	11.9%

Aircraft fuel. Aircraft fuel totaled $318.2 million in 2008, a 59.4% increase over aircraft fuel of $199.7 million in 2007. This increase was primarily a result of a 37.0% increase in the all-in average price per gallon of jet fuel ($3.14 in 2008 compared to $2.29 in 2007) and the consumption of 16.6% more fuel due to a 18.9% increase in departures and an increase in average stage length. Aircraft fuel per available seat mile increased by approximately 36.7% due to the increase in average fuel cost per gallon.

Salaries and benefits. Salaries and benefits totaled $108.9 million in 2008, a 19.4% increase over salaries and benefits of $91.2 million in 2007. This increase was mainly a result of an overall increase in operating headcount to support increased capacity deployed during the year. Salaries and benefits per available seat mile increased by 2.5%.
Passenger servicing. Passenger servicing totaled $81.2 million in 2008, an 18.4% increase over passenger servicing of $68.6 million in 2007. This increase was primarily a result of Copa’s 16.6% increase in capacity. Passenger servicing per available seat mile increased by 1.6%.
Commissions. Commissions totaled $52.1 million in 2008, a 12.3% increase over commissions of $46.4 million in 2007. This increase was primarily a result of higher passenger revenue partially offset by lower average commission rates. Commissions per available seat mile decreased by 3.6%.
Reservations and sales. Reservations and sales totaled $40.7 million in 2008, a 13.5% increase over reservations and sales of $35.9 million in 2007. This increase was primarily a result of a 15.4% increase in on-board passengers. Reservations and sales expenses per available seat mile decreased by 2.6%.
Maintenance, materials and repairs. Maintenance, materials and repairs totaled $45.9 million in 2008, a 17.2% increase over maintenance, materials and repairs of $39.2 million in 2007. This increase was primarily a result of a 16.6% increase in capacity. Maintenance, materials and repair per available seat mile increased by 0.6%.
Depreciation. Depreciation totaled $38.1 million in 2008, a 24.1% increase over depreciation of $30.7 million in 2007, as a result of higher depreciation attributable to our acquisition of five new Embraer 190 and two new Boeing 737-800 aircraft in 2007, and four new Embraer 190 and one new Boeing 737-800 in 2008. Depreciation per available seat mile increased by 6.4%.
Flight operations, aircraft rentals and landing fees and other rentals. Combined, flight operations, aircraft rentals and landing fees and other rentals increased from $84.7 million in 2007 to $101.9 million in 2008, primarily as a result of Copa’s 16.6% increase in capacity. Combined flight operations, aircraft rentals and landing fees and other rentals per available seat mile increased by 3.1%.
Other. Other expenses totaled $40.6 million in 2008, a 6.4% increase over other expenses of $38.1 million in 2007. This increase was primarily a result of an increase in OnePass frequent flyer miles earned by customers during the period. Other expenses per available seat mile decreased by 8.8%.
AeroRepública segment operating expenses
AeroRepública’s operating expenses totaled $249.2 million in 2008, an increase of $48.7 million over operating expenses of $200.5 million reported during 2007 primarily due to higher aircraft fuel cost and higher maintenance expenses related to the retirement of the older MD-80 aircraft.
Non-operating income (expense)
Our consolidated non-operating expenses totaled $87.9 million in 2008, an increase over non-operating expenses of $18.6 million in 2007, attributable primarily to a $54.9 million loss in the market value of fuel derivative instruments.
Copa segment non-operating income (expense)
Non-operating expense totaled $77.4 million in 2008, an increase from non-operating expense of $6.1 million in 2007, attributable primarily to a $54.5 million loss in the market value of fuel derivative instruments.
Interest expense. Interest expense totaled $36.2 million in 2008, a 0.3% decrease over interest expense of $36.3 million in 2007, primarily resulting from lower average interest rates during the period. The average effective interest rates on our debt decreased by 88 basis points from 5.56% during 2007 to 4.68% during 2008. At period’s end, interest rate on approximately 47% of our outstanding debt was fixed at an average effective rate of 4.89%.

Interest capitalized. Interest capitalized totaled $1.9 million in 2008, a 25.3% decrease over interest capitalized of $2.6 million in 2007, resulting from lower average monthly balance relating to pre-delivery payments on aircraft.
Interest income. Interest income totaled $10.5 million in 2008, a 10.3% decrease over interest income of $11.7 million in 2007. This decrease was mainly a result of lower average interest rates during the period, partially offset by a higher average cash and investment balance.
Other, net. Other, net loss totaled $53.6 million in 2008, compared to a $15.9 million other, net income in 2007. This change was primarily the result of a $54.5 million loss in the market value of fuel derivative instruments during the period.
AeroRepública segment non-operating income (expense)
Non-operating expense totaled $10.5 million in 2008, a decrease over non-operating expense of $12.2 million in 2007, attributable primarily to lower interest expense.
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
B. Liquidity and Capital Resources
In recent years, we have been able to meet our working capital requirements through cash from our operations. Our capital expenditures, which consist primarily of aircraft purchases, are funded through a combination of our cash from operations and long-term financing. From time to time, we finance pre-delivery payments related to our aircraft with medium-term financing in the form of commercial banks loans and/or bonds privately placed with commercial banks. Our accounts receivable at December 31, 2008 increased by $1.0 million compared with December 31, 2007, primarily as a result of the growth in operating revenues.
Our cash, cash equivalents and short-term investments at December 31, 2008 increased by $88.5 million to $396.8 million. At December 31, 2008, we had $39.7 million in restricted cash within short-term investments, which are cash collateral deposits with counterparties under derivative contracts and $7.6 million in restricted cash within long-term investments as collateral for letters of credits. At December 31, 2008 we had available credit lines totaling $31.1 million under which there were no amounts outstanding. As a result of exchange controls in Venezuela, cash generated from operations in Venezuela and not yet repatriated in U.S. dollars may not be available to fund our cash obligations.
Operating Activities
We rely primarily on cash flows from operations to provide working capital for current and future operations. Cash flows from operating activities totaled $198.1 million in 2008, $221.9 million in 2007 and $193.5 million in 2006. The decrease in operating cash flow during 2008 was primarily the result of restricted cash used to secure obligations related to hedge contracts.

Investing Activities
During 2008, our capital expenditures were $215.9 million, which consisted primarily of expenditures related to our purchase of four Embraer 190 aircraft and one Boeing 737-800 aircraft, as well as to expenditures related to advance payments on aircraft purchase contracts. During 2007, our capital expenditures were $366.1 million, which consisted primarily of expenditures related to our purchase of nine Embraer 190 aircraft and two Boeing 737-800 aircraft, as well as to expenditures related to advance payments on aircraft purchase contracts. During 2006, our capital expenditures were $252.0 million, which consisted primarily of expenditures related to our purchase of five Embraer 190 aircraft and two Boeing 737-700 aircraft, as well as to expenditures related to advance payments on aircraft purchase contracts.
Financing Activities
Financing activities during 2008 consisted primarily of $160.2 million of financing for four Embraer 190 aircraft, one Boeing 737-800 aircraft and aircraft pre-delivery payments, the repayment of $84.5 million in long-term debt and $16.2 million in dividends declared and paid.
Financing activities during 2007 consisted primarily of $329.1 million of financing for nine Embraer 190 aircraft, two Boeing 737-800 aircraft and aircraft pre-delivery payments, the repayment of $87.3 million in long-term debt and $13.6 million in dividends declared and paid.
Financing activities during 2006 consisted primarily of $254.6 million of financing for Embraer 190 aircraft, two Boeing 737-700 aircraft and aircraft pre-delivery payments, the repayment of $27.5 million in privately-placed bonds, the repayment of $77.2 million in long-term debt and $8.3 million in dividends declared and paid.
We have generally been able to arrange medium-term financing for pre-delivery payments through loans with commercial banks. Although we believe that financing on similar terms should be available for our future aircraft pre-delivery payments, we may not be able to secure such financing on terms attractive to us.
Over the past year, banks and other financial institutions worldwide have announced multi-billion dollar write-downs related primarily to their credit losses. Although we have not experienced any difficulty obtaining financing, these write downs, combined with other factors, has led to a tightening in the credit markets, which has increased the cost of our lease and debt financing and we may not be able to continue to raise financing on terms attractive to us, or at all, in the future.
We have financed the acquisition of 20 Boeing 737-Next Generation aircraft and three spare engines through syndicated loans provided by international financial institutions with the support of partial guarantees issued by the Export-Import Bank of the United States, or Ex-Im, with repayment profiles of 12 years. The Ex-Im guarantees support 85% of the net purchase price and are secured with a first priority mortgage on the aircraft in favor of a security trustee on behalf of Ex-Im. The documentation for each loan follows standard market forms for this type of financing, including standard events of default. Our Ex-Im supported financings amortize on a quarterly basis, are denominated in dollars and originally bear interest at a floating rate linked to LIBOR. Our Ex-Im guarantee facilities typically offer an option to fix the applicable interest rate. We have exercised this option with respect to $348.9 million as of December 31, 2008 at an average weighted interest rate of 4.69%. The remaining $30.3 million bears interest at an average weighted interest of LIBOR plus 0.03%. At December 31, 2008, the total amount outstanding under our Ex-Im-supported financings totaled $379.2 million.

We have effectively extended the maturity of certain of our Boeing aircraft financing to 15 years through the use of a “Stretched Overall Amortization and Repayment,” or SOAR, structure which provides serial draw-downs calculated to result in a 100% loan accreting to a recourse balloon at the maturity of the Ex-Im guaranteed loan. The SOAR portions of our facilities require us to maintain certain financial covenants, including an EBITDAR to fixed charge ratio, a long-term obligations to EBITDAR ratio and a minimum unrestricted cash balance. To comply with the first ratio, our EBITDA plus aircraft rent expense, or EBITDAR, for the prior year must be at least 2.0 times our fixed charge expenses (including interest, commission, fees, discounts and other finance payments) for that year. To comply with the second ratio, our long-term obligations must be no more than six times EBITDAR. Third, our cash, cash equivalents and short-term investment balance should be at least $50 million. As of December 31, 2008, we complied with all required covenants. We also pay a commitment fee on the unutilized portion of our SOAR loans.
We also have financed approximately 10% of the purchase price of certain of our Boeing aircraft through commercial loans. Under the commercial loan agreements for aircraft received in 2002, we are required to comply with four specific financial covenants. The first covenant requires our EBITDAR for the prior year to be at least 2.0 times our finance charge expenses (including interest, commission, fees, discounts and other finance payments). The second covenant limits our net borrowings to 85% of our capitalization. The third covenant requires our tangible net worth to be at least $120 million. The last covenant requires us to maintain a minimum of $50 million in available cash (including cash equivalents and committed credit facilities). As of December 31, 2008, we complied with all required covenants.
Our Embraer aircraft purchases are not eligible for Ex-Im guaranteed financing. During 2005, we secured a senior term loan facility in the amount of $134 million for the purchase of six Embraer 190 aircraft. The loans have a term of twelve years. During 2005, we utilized $44 million of this facility and the remaining $90 million was drawn during 2006. During 2006, we secured a senior and junior term loan facility in the amount of $240 million for the purchase of ten Embraer 190 aircraft. The loans have a term of twelve years. During 2006, we utilized $24 million of this facility and the remainder was drawn during 2007. During 2008, we secured a senior term loan facility in the amount of $100 million for the purchase of four Embraer 190 aircraft. The loans have a term of twelve years. During 2008, we utilized all of this facility. Under the 2006 loan agreement we are required to comply with certain financial covenants. The first covenant requires our EBITDAR for the prior year to be at least 2.5 times our fixed charge expenses (including interest, commission, fees, discounts and other finance payments) for that year. The second covenant requires a total liability plus operating leases minus operating cash to tangible net worth ratio of less than 5.5. The third covenant requires our tangible net worth to be at least $160 million. The last covenant requires us to maintain a minimum of $75 million in available cash, cash equivalents and short-term investments. As of December 31, 2008, we complied with all required covenants.
During 2007, we secured a medium term loan facility in the amount of $38 million for the financing of pre-delivery payments of two Boeing 737-800 aircraft having delivery months of July and December 2009. We have granted, for the benefit of the bank, a first priority security interest in the rights, title and interest over the two Boeing 737-800 aircraft. Interest on the loans is paid on a quarterly basis with the principal balance to be repaid upon delivery of the aircraft.
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
As of December 31, 2008, we had placed firm purchase orders with The Boeing Company for thirteen Boeing 737-Next Generation aircraft and we have purchase rights and options for an additional three Boeing 737-Next Generation aircraft. We have also options to purchase an additional 11 Embraer 190 aircraft. The schedule for delivery of our firm purchase orders is as follows: three in 2009, three in 2010, five in 2011 and two in 2012. We meet our pre-delivery deposit requirements for our Boeing 737-Next Generation aircraft by paying cash, or by using medium-term borrowing facilities and/or vendor financing for deposits required 24 to 6 months prior to delivery. Pre-delivery deposits for our Embraer 190 aircraft are required 18, 12 and 6 months prior to delivery. We fund these deposits with our own cash.

We maintain available facilities for letters of credit with several banks with outstanding balances of $34.6 million and $33.8 million at December 31, 2008 and 2007, respectively. These letters of credit are pledged for aircraft rentals, maintenance and guarantees for airport facilities. Of this total, $20.0 million are letters of credit opened on behalf of AeroRepública for the same purposes listed above. In addition, we have committed lines of credit totaling $31.1 million, including one line of credit for $15 million with Banco General and an overdraft line of credit of $10 million with Towerbank. These lines of credit have been put in place to bridge liquidity gaps and for other potential contingencies. As of December 31, 2008, none of these lines of credit had outstanding balances.
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
D. Trend Information
We seek to expand our Copa Airlines operation by adding frequencies and new routes with the addition of five new aircraft to our fleet in 2009, including three Boeing-737 Next Generation. For the remainder of 2009, we expect to continue to concentrate on keeping our operating costs low and pursuing ways to make our operations more efficient.
We intend to continue developing initiatives to improve the operations at AeroRepública. As part of our plan to modernize AeroRepública’s fleet, we expect to take delivery of two Embraer aircraft during 2009. We seek to make further improvements at AeroRepública, including a continued focus on on-time performance, which during 2008, was the highest of any Colombia carrier; further integration of Copa’s and AeroRepública’s network through codesharing agreements; and improvement of overall efficiency.
We expect jet fuel prices will continue to be volatile in 2009 and expect to continue evaluating fuel hedging programs to help protect us against short-term movements in crude oil prices.
We expect our operating capacity to increase 13% in 2009, primarily as a result of the addition of three new aircraft to Copa’s fleet, and to a lesser extent due to the addition of AeroRepublica’s two new aircraft.
E. Off-balance sheet arrangements
None of our operating lease obligations are reflected on our consolidated balance sheet and we have no other off-balance sheet arrangements. We are responsible for all maintenance, insurance and other costs associated with operating these aircraft; however, we have not made any residual value or other guarantees to our lessors.

F. Tabular Disclosure of Contractual Obligations
Our non-cancelable contractual obligations at December 31, 2008 included the following:

	At December 31, 2008
		Less than 1	1-3	3-5	More than 5
	Total	Year	Years	Years	Years
	(in thousands of dollars)
Aircraft and engine purchase commitments	470,646	156,946	268,722	44,978	—
Aircraft operating leases	254,263	41,197	77,827	60,208	75,031
Other operating leases	43,445	10,124	14,407	11,011	7,903
Short-term debt and long-term debt(1)	1,050,557	149,167	204,623	201,896	494,871
Total	1,818,911	357,434	565,579	318,093	577,805

(1)	Includes actual interest and estimated interest for floating-rate debt based on December 31, 2008 rates.
Most contract leases include renewal options. Non-aircraft related leases have renewable terms of one year, and their respective amounts included in the table above have been estimated through 2013, but we cannot estimate amounts with respect to those leases for later years. Our leases do not include residual value guarantees.
The Company has a Prepaid Pension Asset, but estimates that contribution payments to the plan, which reflect expected future services, will be $1.0 million for 2009.
Item 6. Directors, Senior Management and Employees
A. Directors and Senior Management
We are managed by our Board of Directors which currently consists of eleven members who serve two-year terms and may be re-elected. The number of directors elected each year alternates between six directors and five directors. Messrs. Pedro Heilbron, Osvaldo Heilbron, Ricardo A. Arias, Mark Erwin, Alfredo Arias Loredo and Roberto Artavia were each re-elected for two-year terms at our annual shareholders’ meeting held in May 2008. At our 2007 annual shareholders’ meeting held on May 9, 2007, Messrs. Stanley Motta, José Castañeda Velez, Jaime Arias, Alberto C. Motta Jr., and Joseph Fidanque were re-elected as directors until the 2009 annual shareholders’ meeting. Our charter does not have a mandatory retirement age for our directors.
The following table sets forth the name, age and position of each member of our Board of Directors as of March 31, 2009. A brief biographical description of each member of our Board of Directors follows the table.

Name	Position	Age
Pedro Heilbron	Chief Executive Officer and Director	51
Stanley Motta	Chairman and Director	63
Osvaldo Heilbron	Director	83
Jaime Arias	Director	74
Ricardo Alberto Arias	Director	69
Alberto C. Motta, Jr.	Director	62
Mark Erwin	Director	53
Joseph Fidanque III	Director	42
Jose Castañeda Velez	Director	65
Roberto Artavia Loria	Director	50
Alfredo Arias Loredo	Director	62
Mr. Pedro Heilbron. See “—Executive Officers.”
Mr. Stanley Motta has been one of the directors of Copa Airlines since 1986 and a director of Copa Holdings, since it was established in 1998. Since 1990, he has served as the President of Motta Internacional, S.A. an international importer and distributor of consumer goods. Mr. Motta is the brother of our director, Alberto C. Motta Jr. He serves on the boards of directors of Motta Internacional, S.A., BG Financial Group, S.A., ASSA Compañía de Seguros, S.A., Televisora Nacional, S.A., Inversiones Bahía, Ltd. and GBM Corporation. Mr. Motta is a graduate of Tulane University.

Mr. Osvaldo Heilbron has been one of the directors of Copa Airlines since 1986 and a director of Copa Holdings, since it was established in 1998. Mr. Heilbron is the father of Mr. Pedro Heilbron, our chief executive officer. He serves on the boards of directors of CIASA, Desarrollo Costa Del Este, S.A., Harinas Panama, S.A., Televisora Nacional, S.A. and SSA Panama Inc.
Mr. Jaime Arias has been one of the directors of Copa Airlines since 1983 and a director of Copa Holdings, since it was established in 1998. He is a founding partner of Galindo, Arias & Lopez. Mr. Arias holds a B.A. from Yale University, a J.D. from Tulane University and legal studies at the University of Paris, Sorbonne. He serves on the boards of directors of Televisora Nacional, S.A., ASSA Compañía de Seguros, S.A. , Empresa General de Inversiones, S.A., Petróleos Delta, S.A., Bac International Bank, Inc., Direct Vision, S.A. and Promed, S.A.
Mr. Ricardo Arias has been one of the directors of Copa Airlines since 1985 and a director of Copa Holdings, since it was established in 1998. He is a founding partner of Galindo, Arias & Lopez. Mr. Arias is the former Panamanian ambassador to the United Nations. Mr. Arias holds a B.A. in international relations from Georgetown University, an LL.B. from the University of Puerto Rico and an LL.M. from Yale Law School. He serves on the boards of directors of Banco General, S.A. and Empresa General de Inversiones, S.A., which is the holding company that owns Banco General S.A. Mr. Arias is also listed as a principal or alternate director of several subsidiary companies of Banco General, S.A. and Empresa General de Inversiones, S.A. Mr. Arias is a former Director and President of the Panamanian Stock Exchange.
Mr. Alberto Motta, Jr. has been one of the directors of Copa Airlines since 1983 and a director of Copa Holdings, since it was established in 1998. He is a Vice President of Inversiones Bahía, Ltd. Mr. Motta attended the University of Hartwick. He is the brother of Mr. Stanley Motta. He also serves on the boards of directors of Motta Internacional, S.A., BG Financial Group, S.A., Inversiones Costa del Este, S.A., ASSA Compañía de Seguros, S.A., Petroleos Delta, S.A., Productos Toledanos, S.A., Financiera Automotriz, S.A., Televisora Nacional, S.A., Hotel Miramar Inter-Continental and Industrias Panama Boston, S.A.
Mr. Mark Erwin has been one of the directors of Copa Airlines and Copa Holdings since 2004. He is the Senior Vice President Corporate Development and Alliances of Continental Airlines and serves on the Board of Directors of Continental Micronesia, Inc., the wholly owned western Pacific subsidiary of Continental Airlines, Inc. Mr. Erwin held the position of Senior Vice President of Airport Services of Continental Airlines, Inc. from 1995 through 2002. Mr. Erwin is a graduate of Portland State University.
Mr. Joseph Fidanque III has been one of the directors of Copa Airlines since 2006. He is President of Fidanque Hermanos e Hijos, S.A. and Star Contact, Ltd. He serves on the boards of directors of Multiholding Corporation — Panama, Fundación Filantrópica Fidanque, Colon Import and Export and Sky Technologies Network. Mr. Fidanque holds a B.S. in Economics from Tufts University.
Mr. Roberto Artavia Loria is one of the independent directors of Copa Holdings. He is Chairman of Viva Trust and Viva Services, President of the Fundación Latinoamérica Posible in Panama and Costa Rica, Board Member and visiting professor of INCAE Business School, and Director of MarViva Foundation in Panama. Mr. Artavia Loria is also an advisor to the governments of five countries in Latin America, and a strategic advisor to Purdy Motor, S.A., the Panama Canal Authority, Coyol Free Zone and Business Park, Grupo Nacion and FUNDESA, among other organizations in the region. Mr. Artavia Loria also serves on the Board of Directors of the World Resources Institute and the Foundation for Management Education in Central America, both in Washington, Compañía Cervecera de Nicaragua, OBS Americas in Costa Rica, and IDC of Guatemala.
Mr. José Castañeda Velez is one of the independent directors of Copa Holdings. He is currently director of MMG Bank Corporation, MMG Fiduciary & Trust Corp., and the Instituto de Gobierno Corporativo de Panamá. Previously, Mr. Castañeda Velez was the chief executive officer of Banco Latinoamericano de Exportaciones, S.A.—BLADEX and has held managerial and officer level positions at Banco Río de la Plata, Citibank, N.A., Banco de Credito del Peru and Crocker National Bank. He is a graduate of the University of Lima.
Mr. Alfredo Arias Loredo is one of the independent directors of Copa Holdings. He is the former Executive President of Cerveceria Nacional, S.A. Mr. Arias Loredo is a member of the Board of Trustees of ANCON (Asociación Nacional para la Conservación de la Naturaleza). Mr. Arias received a B.S. in Mechanical Engineering and an M.S. in Industrial Management, both from Georgia Institute of Technology.

The following table sets forth the name, age and position of each of our executive officers as of March 31, 2009. A brief biographical description of each of our executive officers follows the table.

Name	Position	Age
Pedro Heilbron	Chief Executive Officer	51
Victor Vial	Chief Financial Officer	43
Daniel Gunn	Senior Vice-President of Operations	41
Jaime Aguirre	Vice-President of Maintenance	46
Vidalia de Casado	Vice-President of Passenger Services	52
David Lindskoog	Vice-President of Flight Operations	58
Leo Marchosky	Vice-President of Human Resources	52
Joe Mohan	Vice-President of Commercial and Planning	39
Roberto Junguito Pombo	Chief Executive Officer of AeroRepública	39
Mr. Pedro Heilbron has been our Chief Executive Officer for 20 years. He received an M.B.A. from George Washington University and a B.A. from Holy Cross. Mr. Heilbron is the son of Mr. Osvaldo Heilbron, a member of our Board of Directors. Mr. Heilbron is a Member of the Board of Governors of IATA.
Mr. Victor Vial has been our Chief Financial Officer since 2000. From 1995 until 2000, Mr. Vial served as our Director of Planning. Prior to his service at Copa, Mr. Vial was a Senior Financial Analyst for HBO-Time Warner. Mr. Vial holds a B.B.A. in International Business from George Washington University.
Mr. Daniel Gunn has been our Senior Vice-President of Operations since February 2009. Prior to this Mr. Gunn had served as Vice-President of Commercial and Planning and Vice-President of Planning and Alliances. Prior to joining Copa in 1999, he spent five years with American Airlines holding positions in Finance, Real Estate and Alliances. Mr. Gunn received a B.A. in Business & Economics from Wheaton College and an M.B.A. with an emphasis in Finance and International Business from the University of Southern California.
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
Captain David Lindskoog has been our Vice-President of Flight Operations since 2008. Captain Lindskoog has worked in the airline industry since 1981, both in line operations and in management. Prior to joining Copa he held management positions at North American Airlines and ATA Airlines. Captain Lindskoog received a B.S. in Professional Pilot Technology from Purdue University.
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

Mr. Joe Mohan has been our Vice-President of Commercial and Planning since February 2008. Prior to joining Copa, he was the Senior Vice President of Sales at American Land Lease and held several senior positions at Continental Airlines. Mr. Mohan received a B.A. in Economics from the University of Florida and a M.B.A. with an emphasis on strategy from Georgetown University.
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
B. Compensation
In 2008, we paid an aggregate of approximately $2.9 million in cash compensation to our executive officers. Although in 2006 we set aside $3.0 million for payment to senior management related to covenants not to compete with us in the future, we have not set aside any other funds for future payments to executive officers.
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
Incentive Compensation Program
In 2005, the Compensation Committee of our Board of Directors eliminated the then existing Long Term Retention Plan and approved a one time non vested stock bonus award program for certain executive officers (the “Stock Incentive Plan”). Non vested stock delivered under the Stock Incentive Plan may be sourced from treasury stock, or authorized un-issued shares. In March 2006, in accordance with this program, the Compensation Committee of our Board of Directors granted 935,650 restricted stock awards. Senior management were granted 847,625 non vested stock awards, which vest over five years in yearly installments equal to 15% of the awarded stock on each of the first three anniversaries of the grant date, 25% on the fourth anniversary and 30% on the fifth anniversary. Managers, officers and key employees, not on our senior management team, were granted 88,025 non vested stock awards which vest on the second anniversary of the grant date. In each March 2007 and February 2008, the Compensation Committee of our Board of Directors granted 16,955 and 73,374 shares of non-vested stock awards, respectively, to certain named executive officers, which vest over three years in yearly installments equal to one-third of the awarded stock on each of the three anniversaries of the grant date. Non-vested stock awards were measured at their fair value, which is the same amount for which a similarly restricted share would be issued to third party, on the grant date. The fair value of these non-vested stocks award was $37.97, $53.14 and $21.10 for the 2008, 2007 and 2006 grants, respectively.
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
The total compensation cost recognized for non-vested stocks and options awards was $5.7 and $4.8 million in 2008 and 2007, respectively, and was recorded as a component of “Salaries and benefits” within Operating Expense.
During first quarter of 2009 the Compensation Committee of our Board of Directors approved one new stock compensation plans. Awards were granted under these new plans for 124,052 shares of non-vested stock awards, which will vest over three years. We estimate the fair value of these awards to be approximately $2.7 million and the 2009 compensation cost for these plans to be $0.9 million.
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
Currently, our Board of Directors is comprised of eleven members. The number of directors elected each year alternates between six directors and five directors. Messrs. Pedro Heilbron, Osvaldo Heilbron, Alfredo Arias Loredo, Ricardo Arias, Mark Erwin, and Roberto Artavia were each re-elected to two-year terms at our annual shareholders’ meeting held in May 2008. Messrs. Stanley Motta, Jaime Arias, Alberto C. Motta Jr., Joseph Fidanque and José Castañeda were re-elected to two-year terms at our annual shareholders’ meeting held in May 2007. Our charter does not have a mandatory retirement age for our directors.
Pursuant to contractual arrangements with us and CIASA, Continental is entitled to designate one of our directors.
Committees of the Board of Directors
Audit Committee. The primary function of the Audit Committee is to assist the Board of Directors in fulfilling its oversight responsibilities by reviewing:
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
Independent Directors Committee. Our Independent Directors Committee is created by our Articles of Incorporation and consists of any directors that the Board of Directors determines from time to time meet the independence requirements of the NYSE rules applicable to audit committee members of foreign private issuers. Our Articles of Incorporation provide that there will be three independent directors at all times, subject to certain exceptions. Under our Articles of Incorporation, the Independent Directors Committee must approve:
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

Approximately 75% of Copa’s employees are located in Panama, while the remaining 24% are distributed among our foreign stations. Copa’s employees can be categorized as follows:

	December 31,
	2004	2005	2006	2007	2008
Pilots	224	235	299	375	492
Flight attendants	372	448	514	575	719
Mechanics	189	200	155	213	247
Customer service agents, reservation agents, ramp and other	1,470	1,626	1,861	1,898	2,270
Management and clerical	499	587	675	742	807

Total employees	2,754	3,096	3,504	3,803	4,535

Our profit-sharing program at Copa reflects our belief that our employees will remain dedicated to our success if they have a stake in that success. We identify key performance drivers within each employee’s control as part of our annual objectives plan, or “Path to Success.” Typically, we pay bonuses in February based on our performance during the preceding calendar year. For members of management, 75% of the bonus amount is based on our performance as a whole and 25% is based on the achievement of individual goals. Bonuses for non-management employees are based on the company’s performance, and is typically a multiple of the employee’s weekly salary. For 2008, the non-management employees received up to six weeks’ salary, depending on their position. The bonus payments are approved by our compensation committee. We typically make accruals each month for the expected annual bonuses which are reconciled to actual payments at their dispersal in the first quarter.
We provide training for all of our employees including technical training for our pilots, dispatchers, flight attendants and other technical staff. In addition, we provide recurrent customer service training to frontline staff, as well as leadership training for managers. In 2005, we leased a Level B flight simulator for Boeing 737-Next Generation training that served 80% of our initial training, transition and upgrade training and 100% of our recurrent training needs relating to that aircraft. During 2007, we upgraded this simulator to provide 100% of our initial training. In 2008, we leased a similar flight simulator for Embraer 190 training that serves for all of our initial and recurrent training needs.
We generally maintain good relations with our union and non-union employees and have not experienced work stoppages during the past twenty years. Approximately 56% of Copa’s employees are unionized. There are currently five unions covering our Copa employees in Panama: the pilots’ union (SIPAC); the flight attendants’ union (SIPANAB); the mechanics’ union (SINTECMAP); the traffic agents union (UGETRACO); and a generalized union, SIELAS, which represents ground personnel, messengers, drivers, counter agents and other non-executive administrative staff. In November of 2007, Copa negotiated a new collective bargaining agreement with its pilot union that will remain in effect for more than four years, with the next negotiation scheduled for August 2012. Copa entered into new collective bargaining agreements with its general union and its flight attendants’ union in July 2008 and April 2006, respectively. After extensive negotiations which did not lead to a mutually satisfactory resolution, Copa and the mechanics’ union entered into a government-mandated arbitration and a collective bargaining agreement was agreed to on March 2006 as a result of such arbitration proceeding. Previously, we have not had to resort to arbitration to resolve negotiations with our unions. In April 2009, we entered into a new collective bargaining agreement with the mechanics union. Collective bargaining agreements in Panama typically extend for four years. We also have agreements with our Copa employees in São Paulo, Brazil and Mexico. We have traditionally experienced good relations with our unions, and we generally agree to terms in line with the economic environment affecting Panama, our company and the airline industry generally.
AeroRepública’s pilots and flight attendants are represented by two separate unions. The pilots’ union, Asociación Colombiana de Aviadores Civiles (ACDAC), represents AeroRepública’s 160 pilots and co-pilots. The flight attendants’ union, Asociación Colombiana de Auxiliares de Vuelo (ACAV), represents all of AeroRepública’s 208 flight attendants. AeroRepública’s entered into a new collective bargaining agreement with ACDAC on March 3, 2008 and will be effect until December 31, 2010. Typically, collective bargaining agreements in Colombia are valid for a period of two to four years. AeroRepública has traditionally experienced good relations with its unions.

E. Share Ownership
The members of our Board of Directors and our executive officers as a group own 0.9% of our Class A shares. See “Item 7A. Major Shareholders and Related Party Transactions.”
For a description of stock options granted to our Board of Directors and our executive officers, see “—Compensation—Incentive Compensation Program”.
Item 7. Major Shareholders and Related Party Transactions
A. Major Shareholders
The following table sets forth information relating to the beneficial ownership of our Class A shares as of December 31, 2008 by each person known to us to beneficially own 5% or more of our common shares and all our directors and officers as a group. Class A shares are limited voting shares entitled only to vote in certain specified circumstances. See “Item 10B. Additional Information — Memorandum and Articles of Association — Description of Capital Stock.”

	Class A Shares
	Beneficially Owned
	Shares	(%) (1)
CIASA (2)	—	—
Executive officers and directors as a group (20 persons)	282,246	0.9%
Bank of America Corp. (3)	2,872,549	9.4%
Orbis group (4)	2,665,800	8.8%
Others	24,595,846	85.1%

Total	30,416,441	100%

(1)	Based on a total of 30,416,441 Class A shares outstanding.

(2)	CIASA owns 100% of the Class B shares of Copa Holdings, representing 29.2% of our total capital stock.

(3)	Based on a Schedule 13G filed with the SEC, dated February 12, 2009, in which Bank of America Corp. and certain related parties, reported beneficial ownership of 2,872,549 Class A Shares.

(4)	Based on Schedule 13G filed with the SEC, dated February 17, 2009, in which Orbis Investment Management Limited and Orbis Asset Management Limited reported beneficial ownership of 2,645,230 and 20,570 Class A Shares, respectively.
Although at the time of our initial public offering in 2005 Continental held 49% of our capital stock, it has since divested its entire interest through a series of public offerings. In June 2006, Continental reduced its ownership of our total capital stock from 27.3% to 10.0%. In May 2008, Continental sold down its remaining shares in the public market.
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
B. Related Party Transactions
Supplemental Agreement
Copa Holdings is a party to supplemental agreement with CIASA and Continental entered into in connection with Continental’s May 2008 offering of our shares (the “Supplemental Agreement”). The Supplemental Agreement terminates the shareholders’ agreement that existed prior to Continental’s exit and further amends the amended and restated registration rights agreement between the parties. Pursuant to the Supplemental Agreement, Continental has the right to appoint a member of its senior management to our Board of Directors during the term of our alliance agreement with Continental.
Registration Rights Agreement
Under the amended and restated registration rights agreement, as amended by the Supplemental Agreement, CIASA continues to have the right to make up to two demands on us with respect to the registration and sale of our common stock held by them. One half of the registration expenses incurred in connection with the first demand registration requested after the date hereof, which expenses exclude underwriting discounts and commissions, will be paid ratably by each security holder participating in such offering in proportion to the number of their shares that are included in the offering, and the balance of such expenses will be paid by the Copa Holdings for such demand registrations.
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

Frequent Flyer Participation Agreement. Under the frequent flyer participation agreement, we participate in Continental’s OnePass frequent flyer global program and on a co-branded basis in Latin America. Customers in the program receive credit for flying on segments operated by us, which can be redeemed for award travel on our flights and those of other partner airlines. The agreement also governs joint marketing agreements under the program, settlement procedures between the airlines and revenue-sharing under bank card affinity relationships. Further, if the Services Agreement is terminated or expires, the compensation structure of the frequent flyer program will be revised to be comparable to other of Continental’s frequent flyer relationships. We also have the right under the agreement to participate on similar terms in any successor program operated by Continental. Other than by expiration as described above, the agreement is also terminable by an airline in cases of, among other things, uncured material breaches of the alliance agreement by the other airline, bankruptcy of the other airline, termination of the services agreement for breach by the other airline, termination of the frequent flyer participation agreement without entering into a successor agreement by the other airline, certain changes of control of either of the parties and certain significant operational service failures by the other airline.
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
Banco General, S.A.
We have a strong commercial banking relationship with Banco General, S. A., a Panamanian bank partially owned by our controlling shareholders. We have obtained financing from Banco General under short to medium-term financing arrangements for part of the commercial loan tranche of one of the Company’s Export-Import Bank facilities. We also maintain general lines of credit and time deposit accounts with Banco General. Interest payments to Banco General totaled $0.2 million, $0.6 million and $1.4 million in 2008, 2007 and 2006, respectively, and interest received from Banco General amounted to $0.2 million, $4.5 million, and $1.5 million in 2008, 2007 and 2006, respectively. The outstanding debt balance at December 31, 2008, amounted to $1.1 million and $4.8 million in 2008 and 2007, respectively. These amounts are included in “Current maturities of long-term debt” and “Long-term debt” on our consolidated balance sheet.
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

Petróleos Delta, S.A.
During 2005, we entered into a contract with Petróleos Delta, S.A. to supply our jet fuel needs. The price agreed to under this contract is based on the two week average of the U.S. Gulf Coast Waterborne Mean index plus local taxes, certain third-party handling charges and a handling charge to Delta. The contract has a one year term that automatically renews for one year periods unless terminated by one of the parties. While our controlling shareholders do not hold a controlling equity interest in Petróleos Delta, S.A., several of our directors are also board members of Petróleos Delta, S.A. Payments to Petróleos Delta totaled $185.8 million in 2008, $126.0 million in 2007, and $77.9 million in 2006.
Desarollo Inmobiliario del Este, S.A.
During January 2006, we moved into our recently constructed new headquarters located six miles away from Tocumen International Airport. We lease five floors consisting of approximately 104,000 square feet of the building from Desarollo Inmobiliario del Este, S.A., an entity controlled by the same group of investors that controls CIASA, under a 10-year lease at a rate of $0.1 million per month, which we believe to be a market rate. Payments to Desarrollo Inmobiliario del Este, S.A. totaled $2.0 million, $1.9 million, 1.8 million in 2008, 2007 and 2006, respectively.
Galindo, Arias & Lopez
Most of our legal work is carried out by the law firm Galindo, Arias & Lopez. Messrs. Jaime Arias and Ricardo Alberto Arias, partners of Galindo, Arias & Lopez, are indirect shareholders of CIASA and serve on our Board of Directors. Payments to Galindo, Arias & Lopez totaled $0.3 million, $0.4 million, and $0.3 million in 2008, 2007 and 2006, respectively.
Other Transactions
We also purchase most of the alcohol and some of the other beverages served on our aircraft from Motta Internacional, S.A. and Global Brands, S.A., both of which are controlled by our controlling shareholders. We do not have any formal contracts for these purchases, but pay wholesale prices based on price lists periodically submitted by those importers. We paid approximately $0.7 million in 2008, $0.6 million in 2007 and $0.5 million in 2006 to these entities.
Our telecommunications services have been provided by Telecarrier. Some of the controlling shareholders of CIASA have a controlling interest in Telecarrier. Payments to Telecarrier totaled $0.6 million, $0.6 million and $0.5 million in 2008, 2007 and 2006, respectively.
The advertising agency that we use in Panama, Rogelio Diaz Publicidad (RDP), is owned by the brother-in-law of our chief executive officer. Gross invoices for all services performed through RDP totaled $1.2 million, $1.6 million and $1.5 million in 2008, 2007 and 2006, respectively.
We have received services from Call Center Corporation, a call center that operates Copa’s reservations and sales services and handles calls from Panama as well as to most other countries to which Copa flies. One of our directors, Joseph Fidanque III, is one of the owners of this call center. Payments to Call Center Corporation totaled $4.0 million, $2.6 million and $2.4 million in 2008, 2007 and 2006, respectively.
C. Interests of Experts and Counsel
Not applicable.
Item 8. Financial Information
A. Consolidated Statements and Other Financial Information
See “Item 3. Key Information—Selected Financial Data” and “Item 18. Financial Statements.”

Legal Proceedings
In the ordinary course of our business, we are party to various legal actions, which we believe are incidental to the operation of our business. While legal proceedings are inherently uncertain, we believe that the outcome of the proceedings to which we are currently a party are not likely to have a material adverse effect on our financial position, results of operations and cash flows. The Antitrust Administrative Agency (Comisión de Libre Competencia y Asuntos del Consumidor, or CLICAC), together with a group of travel agencies, has filed an antitrust lawsuit against Copa, Continental, American Airlines, Grupo TACA and Delta Airlines in the Panamanian Commercial Tribunal alleging monopolistic practices in reducing travel agents’ commissions. The outcome of this lawsuit is still uncertain and may take several years. We believe that in the worst scenario the airlines could be required to pay up to $20 million. In addition, ACES, a now-defunct Colombian airline, filed an antitrust lawsuit against Copa, Avianca and SAM, alleging monopolistic practices in relation to their code-sharing agreements. The court of first instance ruled in favor of Copa, but the defendant has appealed the decision and it is currently being reviewed by the superior court. This case could take several years to be resolved. If Copa, Avianca and/or SAM were found at fault and in breach of antitrust legislation, they could be potentially liable for up to $11 million.
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
On May 7, 2008, our Board of Directors declared an annual dividend of $0.37 per share payable June 15, 2008 to shareholders of record as of May 30, 2008 which represented an aggregate dividend payment of $16.2 million. On May 9, 2007, our Board of Directors declared an annual dividend of $0.31 per share payable June 15, 2007 to shareholders of record as of May 31, 2007 which represented an aggregate dividend payment of $13.6 million. On May 11, 2006, our Board of Directors declared an annual dividend of $0.19 per share payable June 15, 2006 to shareholders of record as of May 31, 2006 which represented an aggregate dividend payment of $8.3 million. In addition, we paid an extraordinary dividend of $10 million to our shareholders in December 2004 and another extraordinary dividend of $10 million in June 2005. Prior to the December 2004 dividend payment, we had not paid a dividend since the formation of Copa Holdings in 1998.
B. Significant Changes
None.

Item 9. The Offer and Listing
A. Offer and Listing Details
Our Class A shares have been listed on the New York Stock Exchange, or NYSE, under the symbol “CPA” since December 14, 2005. The following table sets forth, for the periods indicated, the high and low prices for the Class A shares on the NYSE for the periods indicated.

	Low	High
2005
Annual(1)	21.95	27.40
2006
Annual	20.31	49.05
2007
Annual	30.25	73.33
First quarter	46.70	66.47
Second quarter	50.54	71.00
Third quarter	38.31	73.33
Fourth quarter	30.25	45.24
2008
Annual	18.00	43.64
First quarter	30.00	41.97
Second quarter	27.53	43.64
Third quarter	24.69	42.00
Fourth quarter	18.00	34.00
Last Six Months
November 2008	18.00	27.00
December 2008	21.60	30.90
January 2009	25.48	32.00
February 2009	25.35	33.10
March 2009	20.36	28.99
April 2009	27.20	34.31

(1)	Period beginning December 14, 2005 through December 31, 2005.
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
Description of Capital Stock
The following is a summary of the material terms of Copa Holding’s capital stock and a brief summary of certain significant provisions of Copa Holding’s Articles of Incorporation. This description contains all material information concerning the common stock but does not purport to be complete. For additional information regarding the common stock, reference is made to the Articles of Incorporation, a copy of which has been filed as an exhibit to our registration statement.
For purposes of this section only, reference to “our” or “the company” shall refer only to Copa Holdings and references to “Panamanians” shall refer to those entities or natural persons that are considered Panamanian nationals under the Panamanian Aviation Act, as it may be amended or interpreted.
Common Stock
Our authorized capital stock consists of 80 million shares of common stock without par value, divided into Class A shares, Class B shares and Class C shares. As of December 31, 2008, we had 31,031,129 Class A shares issued, 12,778,125 Class B shares issued and outstanding, and no Class C shares outstanding. Class A and Class B shares have the same economic rights and privileges, including the right to receive dividends, except as described in this section.

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

Summary of Significant Differences between Shareholder’s Rights and Other Corporate Governance Matters Under Panamanian Corporation Law and Delaware Corporation Law
Copa Holdings is a Panamanian corporation (sociedad anónima). The Panamanian corporation law was originally modeled after the Delaware General Corporation Law. As such, many of the provisions applicable to Panamanian and Delaware corporations are substantially similar, including (1) a director’s fiduciary duties of care and loyalty to the corporation, (2) a lack of limits on the number of terms a person may serve on the board of directors, (3) provisions allowing shareholders to vote by proxy and (4) cumulative voting if provided for in the articles of incorporation. The following table highlights the most significant provisions that materially differ between Panamanian corporation law and Delaware corporation law.

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

Terms. Panamanian law does not set limits on the length of the terms that a director may serve. Staggered terms are allowed but not required.	Terms. The Delaware General Corporation Law generally provides for a one-year term for directors. However, the directorships may be divided into up to three classes with up to three-year terms, with the years for each class expiring in different years, if permitted by the articles of incorporation, an initial by-law or a by-law adopted by the shareholders.

Number. The board of directors must consist of a minimum of three members, which could be natural persons or legal entities.	Number. The board of directors must consist of a minimum of one member.

Authority to take Actions. In general, a simple majority of the board of directors is necessary and sufficient to take any action on behalf of the board of directors.	Authority to take Actions. The articles of incorporation or by-laws can establish certain actions that require the approval of more than a majority of directors.

Panama	Delaware

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

Passive Foreign Investment Company
We do not believe that we are a passive foreign investment company (a “PFIC”) for United States federal income tax purposes (or that we were one in 2008), and we expect to operate in such a manner so as not to become a PFIC. If, however, we are or become a PFIC, you could be subject to additional United States federal income taxes on gain recognized with respect to the Class A shares and on certain distributions, plus an interest charge on certain taxes treated as having been deferred under the PFIC rules. Further, non-corporate United States Holders will not be eligible for reduced rates of taxation on any dividends received from us in taxable years beginning prior to January 1, 2011, if we are a PFIC in the taxable year in which such dividends are paid or the preceding taxable year.
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
Aircraft Fuel. Our results of operations are affected by changes in the price and availability of aircraft fuel. To manage the price risk, we use crude oil option contracts, zero cost collars and swap agreements. Market risk is estimated as a hypothetical 10% increase in the December 31, 2008 cost per gallon of fuel. Based on projected 2009 fuel consumption, such an increase would result in an increase to aircraft fuel expense of approximately $22.3 million in 2009, not taking into account our derivative contracts. We have entered into derivative instruments to manage approximately 27%, 6% and 9% of our anticipated fuel needs for 2009, 2010 and 2011, respectively. We may enter into additional agreements in the future to reduce volatility in our fuel expenses.

Interest. Our earnings are affected by changes in interest rates due to the impact those changes have on interest expense from variable-rate debt instruments and operating leases and on interest income generated from our cash and investment balances. If interest rates average 10% more in 2009 than they did during 2008, our interest expense would increase by approximately $1.3 million and the fair value of our debt would decrease by approximately $2.3 million. If interest rates average 10% less in 2009 than they did in 2008, our interest income from marketable securities would decrease by approximately $1.2 million and the fair value of our debt would increase by approximately $2.4 million. These amounts are determined by considering the impact of the hypothetical interest rates on our variable-rate debt and marketable securities equivalent balances at December 31, 2008.
Foreign Currencies. The majority of our obligations are denominated in U.S. dollars. Since Panama uses the U.S. dollar as legal tender, the majority of our operating expenses are also denominated in U.S. dollars. Our foreign exchange risk is limited as approximately 41% of our revenues are in U.S. dollars. While a significant part of our revenues are in foreign currency, no single currency represented more than 9% of our operating revenues in 2008, except for the Colombian Peso which represented 20%. The Colombian Peso is the functional currency of AeroRepública, and therefore any revenue exposure is mitigated by the operating expenses, which we also denominate in Colombian Peso. Generally, our exposure to foreign currencies, besides the Colombian Peso for AeroRepública, is limited to a period of up to two weeks between the completion of a sale and the conversion to U.S. dollars. Due to exchange controls in Venezuela, however, we experience additional delays converting cash generated from local operations in Venezuela.
2008 Revenues and Expenses Breakdown by Currency

	Revenue	Expense
Argentinean Peso	6.4%	2.5%
Brazilian Real	7.1%	4.4%
Chilean Peso	3.2%	1.5%
Colombian Peso	19.5%	11.7%
Costa Rican Colon	2.7%	1.4%
Mexican Peso	3.3%	1.8%
U.S. Dollar	40.9%	69.7%
Venezuelan Bolivar	8.8%	3.0%
Other(1)	8.1%	3.9%

(1)	Dominican Peso, European Euro, Guatemalan Quetzal, Jamaican Dollar, Honduran Lempira, Haitian Gourde, Uruguayan Peso, Bolivian Boliviano, Trinidad and Tobago Dollar.
Item 12. Description of Securities Other than Equity Securities
Not applicable.

PART II
Item 13. Defaults, Dividend Arrearages and Delinquencies
None.
Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds
None.
Item 15. Controls and Procedures
Disclosure controls and procedures
Disclosure controls and procedures are designed to ensure that information required to be disclosed by the Company in reports filed or submitted under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms. We carried out an evaluation under the supervision of our management, including our chief executive officer and chief financial officer, of the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2008. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure.
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
Management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2008. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control—Integrated Framework. Based on this assessment, management believes that, as of December 31, 2008, the Company’s internal control over financial reporting is effective based on those criteria.
The effectiveness of our internal controls over financial reporting as of December 31, 2008 has been audited by Ernst & Young, the independent registered public accounting firm who also audited the Company’s consolidated financial statements. Ernst & Young’s attestation report on the effectiveness of the Company’s internal controls over financial reporting is included herein.
Changes in internal control
No significant changes in our internal controls or in other factors that could significantly affect these controls subsequent to the date of the evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses, were made as a result of the evaluation.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

THE BOARD OF DIRECTORS AND SHAREHOLDERS
COPA HOLDINGS, S.A.

We have audited Copa Holdings, S.A. and subsidiaries’ (the “Company”) internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on the COSO criteria.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the Company as of December 31, 2008 and 2007, and related consolidated statements of income, shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2008, and our report dated May 5, 2009 expressed an unqualified opinion thereon.

/s/ Ernst and Young

May 5, 2009
Panama City, Republic of Panama

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
Item 16C. Principal Accountant Fees and Services
The following table sets forth by category of service the total fees for services performed by our independent auditors Ernst & Young during the fiscal years ended December 31, 2007 and 2008:

	2007	2008
Audit Fees	$823,085	$769,860
Audit-Related Fees	—	—
Tax Fees	—	—
All Other Fees	—	—
Total	$823,085	$769,860
Audit Fees
Audit fees for 2008 and 2007 included the audit of our annual financial statements and internal controls, the review of our quarterly reports.
Audit-Related Fees
There were no audit-related fees for 2008.
Tax Fees
There were no tax fees.
All Other Fees
There were no other fees for services performed by Ernst & Young during the fiscal years ended December 31, 2007 and 2008.
Pre-Approval Policies and Procedures
Our audit committee approves all audit, audit-related services, tax services and other services provided by Ernst & Young. Any services provided by Ernst & Young that are not specifically included within the scope of the audit must be pre-approved by the audit committee in advance of any engagement. Pursuant to Rule 2-01 of Regulation S-X, audit committees are permitted to approve certain fees for audit-related services, tax services and other services pursuant to a de minimis exception prior to the completion of an audit engagement. In 2008, none of the fees paid to Ernst & Young were approved pursuant to the de minimis exception.

Item 16D. Exemptions from the Listing Standards for Audit Committees
None.
Item 16E. Purchase of Equity Securities by the Issuer and Affiliated Purchasers
None.
Item 16F. Change in Registrant’s Certifying Accountant
Not applicable.
Item 16G. Corporate Governance
Our Class A shares are listed on the NYSE and we are subject to the NYSE corporate governance listing standards. The NYSE requires that corporations with shares listed on the exchange comply with certain corporate governance standards. As a foreign private issuer, we are only required to comply with certain NYSE rules relating to audit committees and periodic certifications to the NYSE. The NYSE also requires that we provide a summary of the significant differences between our corporate governance practices and those that would apply to a U.S. domestic issuer. We believe the following to be the significant differences between our corporate governance practices and those that would typically apply to a U.S. domestic issuer under the NYSE corporate governance rules.
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

PART III
Item 17. Financial Statements
See “Item 18. Financial Statements.”
Item 18. Financial Statements
See our consolidated financial statements beginning on Page F-1.
Item 19. Exhibits

1.1	**	English translation of the Articles of Incorporation (Pacto Social) of the Registrant

2.1
Supplemental Agreement, dated May 13, 2008, among Copa Holdings, S.A., Corporación de Inversiones Aéreas, S.A. and Continental Airlines, Inc. (Incorporated by reference to our Registration Statement on Form F-3ASR filed on May 13, 2008)

2.2	*	Form of Amended and Restated Registration Rights Agreement among Copa Holdings, S.A., Corporación de Inversiones Aéreas, S.A. and Continental Airlines, Inc.

10.1	**†	Aircraft Lease Agreement, dated as of October 1, 1998, between First Security Bank and Compañía Panameña de Aviación, S.A., in respect of Boeing Model 737-71Q Aircraft, Serial No. 29047

10.2	**†
Letter Agreement dated as of November 6, 1998 amending Aircraft Lease Agreement, dated October 1, 1998, between First Security Bank and Compañía Panameña de Aviación, S.A., in respect of One Boeing Model 737-71Q Aircraft, Manufacturer’s Serial No. 29047

10.3	**†
Aircraft Lease Amendment Agreement dated as of May 21, 2004 to Aircraft Lease Agreement, dated October 1, 1998, between First Security Bank and Compañía Panameña de Aviación, S.A., in respect of Boeing Model 737-71Q Aircraft, Serial No. 29047

10.4	**†	Aircraft Lease Agreement, dated as of October 1, 1998, between First Security Bank and Compañía Panameña de Aviación, S.A., in respect of Boeing Model 737-71Q Aircraft, Serial No. 29048

10.5	**†
Letter Agreement dated as of November 6, 1998 amending Aircraft Lease Agreement, dated as of October 1, 1998, between First Security Bank and Compañía Panameña de Aviación, S.A., in respect of Boeing Model 737-71Q Aircraft, Serial No. 29048

10.6	**†
Aircraft Lease Amendment Agreement dated as of May 21, 2003 to Aircraft Lease Agreement, dated October 1, 1998, between First Security Bank and Compañía Panameña de Aviación, S.A., in respect of Boeing Model 737-71Q Aircraft, Serial No. 29048

10.7	**†	Aircraft Lease Agreement, dated as of November 18, 1998, between Aviation Financial Services Inc. and Compañía Panameña de Aviación, S.A., Boeing Model 737-700 Aircraft, Serial No. 28607

10.8	**†
Letter Agreement No. 1 dated as of November 18, 1998 to Aircraft Lease Agreement, dated November 18, 1998, between Aviation Financial Services Inc. and Compañía Panameña de Aviación, S.A., Boeing Model 737-700 Aircraft, Serial No. 28607

10.9	**†
Letter Agreement No. 2 dated as of March 8, 1999 to Aircraft Lease Agreement, dated November 18, 1998, between Aviation Financial Services Inc. and Compañía Panameña de Aviación, S.A., Boeing Model 737-700 Aircraft, Serial No. 28607

10.10	**†
Lease Extension and Amendment Agreement dated as of April 30, 2003, to Aircraft Lease Agreement, dated November 18, 1998, between Aviation Financial Services Inc. and Compañía Panameña de Aviación, S.A., Boeing Model 737-700 Aircraft, Serial No. 28607

10.11	**†	Aircraft Lease Agreement, dated as of November 18, 1998, between Aviation Financial Services Inc. and Compañía Panameña de Aviación, S.A., Boeing Model 737-700 Aircraft, Serial No. 30049

10.12	**†
Letter Agreement No. 1 dated as of November 18, 1998 to Aircraft Lease Agreement, dated November 18, 1998, between Aviation Financial Services Inc. and Compañía Panameña de Aviación, S.A., Boeing Model 737-700 Aircraft, Serial No. 30049

10.13	**†
Letter Agreement No. 2 dated as of March 8, 1999 to Aircraft Lease Agreement, dated November 18, 1998, between Aviation Financial Services Inc. and Compañía Panameña de Aviación, S.A., Boeing Model 737-700 Aircraft, Serial No. 30049

10.14	**†
Lease Extension and Amendment Agreement dated as of April 30, 2003, to Aircraft Lease Agreement, dated November 18, 1998, between Aviation Financial Services Inc. and Compañía Panameña de Aviación, S.A., Boeing Model 737-700 Aircraft, Serial No. 30049

10.15	**†	Aircraft Lease Agreement, dated as of November 30, 2003, between International Lease Finance Corporation and Compañía Panameña de Aviación, S.A., New B737-700 or 800, Serial No. 30676

10.16	**†	Aircraft Lease Agreement, dated as of March 4, 2004, between International Lease Finance Corporation and Compañía Panameña de Aviación, S.A., New B737-700 or 800, Serial No. 32800

10.17	**†	Aircraft Lease Agreement dated as of December 23, 2004, between Wells Fargo Bank Northwest, N.A. and Compañía Panameña de Aviación, S.A., in respect of Boeing B737-800 Aircraft, Serial No. 29670

10.18	**†	Embraer 190LR Purchase Agreement DCT-006/2003 dated as of May 2003 between Embraer— Empresa Brasileira de Aeronáutica S.A. and Regional Aircraft Holdings Ltd.

10.19	**†	Letter Agreement DCT-007/2003 between Embraer—Empresa Brasileira de Aeronáutica S.A. and Regional Aircraft Holdings Ltd., relating to Purchase Agreement DCT-006/2003

10.20	**†	Letter Agreement DCT-008/2003 between Embraer—Empresa Brasileira de Aeronáutica S.A. and Regional Aircraft Holdings Ltd., relating to Purchase Agreement DCT-006/2003

10.21	*†	Embraer 190 Purchase Agreement COM 0028-06 dated February 2006 between Embraer—Empresa Brasileira de Aeronáutica S.A. and Copa Holdings, S.A. relating to Embraer 190LR aircraft

10.22	*†	Letter Agreement COM 0029-06 to the Embraer Agreement dated February 2006 between Embraer—Empresa Brasileira de Aeronáutica S.A. and Copa Holdings, S.A. relating to Embraer 190LR aircraft

10.23	**†	Aircraft General Terms Agreement, dated November 25, 1998, between The Boeing Company and Copa Holdings, S.A.

10.24	**†	Purchase Agreement Number 2191, dated November 25, 1998, between The Boeing Company and Copa Holdings, S.A., Inc. relating to Boeing Model 737-7V3 & 737-8V3 Aircraft

10.25	**†	Supplemental Agreement No. 1 dated as of June 29, 2001 to Purchase Agreement Number 2191 between The Boeing Company and Copa Holdings, S.A.

10.26	**†	Supplemental Agreement No. 2 dated as of December 21, 2001 to Purchase Agreement Number 2191 between The Boeing Company and Copa Holdings, S.A.

10.27	**†	Supplemental Agreement No. 3 dated as of June 14, 2002 to Purchase Agreement Number 2191 between The Boeing Company and Copa Holdings, S.A.

10.28	**†	Supplemental Agreement No. 4 dated as of December 20, 2002 to Purchase Agreement Number 2191 between The Boeing Company and Copa Holdings, S.A.

10.29	**†	Supplemental Agreement No. 5 dated as of October 31, 2003 to Purchase Agreement Number 2191 between The Boeing Company and Copa Holdings, S.A.

10.30	**†	Supplemental Agreement No. 6 dated as of September 9, 2004 to Purchase Agreement Number 2191 between The Boeing Company and Copa Holdings, S.A.

10.31	**†	Supplemental Agreement No. 7 dated as of December 9, 2004 to Purchase Agreement Number 2191 between The Boeing Company and Copa Holdings, S.A.

10.32	**†	Supplemental Agreement No. 8 dated as of April 15, 2005 to Purchase Agreement Number 2191 between The Boeing Company and Copa Holdings, S.A.

10.33	*†	Supplemental Agreement No. 9 dated as of March 16, 2006 to the Boeing Purchase Agreement Number 2191 dated November 25, 1998 between the Boeing Company and Copa Holdings, S.A.

10.34	*†	Supplemental Agreement No. 10 dated as of May 8, 2006 to the Boeing Purchase Agreement Number 2191 dated November 25, 1998 between the Boeing Company and Copa Holdings, S.A.

10.35	**†	Maintenance Cost per Hour Engine Service Agreement, dated March 5, 2003, between G.E. Engine Services, Inc. and Copa Holdings, S.A.

10.36	**†	English translation of Aviation Fuel Supply Agreement, dated July 18, 2005, between Petróleos Delta, S.A. and Compañía Panameña de Aviación, S.A.

10.37	**	Form of Guaranteed Loan Agreement

10.38	**	Form of Amended and Restated Alliance Agreement between Continental Airlines, Inc. and Compañía Panameña de Aviación, S.A.

10.39	**	Form of Amended and Restated Services Agreement between Continental Airlines, Inc. and Compañía Panameña de Aviación, S.A.

10.40	**	Form of Amended and Restated Frequent Flyer Program Participation Agreement

10.41	**	Form of Copa Holdings, S.A. 2005 Stock Incentive Plan

10.42	**	Form of Copa Holdings, S.A. Restricted Stock Award Agreement

10.43	**	Form of Indemnification Agreement with the Registrant’s directors

10.44	†
Supplemental Agreement No. 11 dated as of August 30, 2006 to the Boeing Purchase Agreement Number 2191 dated November 25, 1998 between the Boeing Company and Copa Holdings, S.A. (Incorporated by reference to our Annual Report on Form 20-F filed on July 2, 2007)

10.45	†
Supplemental Agreement No. 12 dated as of February 26, 2007 to the Boeing Purchase Agreement Number 2191 dated November 25, 1998 between the Boeing Company and Copa Holdings, S.A. (Incorporated by reference to our Annual Report on Form 20-F filed on July 2, 2007)

10.46	†
Supplemental Agreement No. 13 dated as of April 23, 2007 to the Boeing Purchase Agreement Number 2191 dated November 25, 1998 between the Boeing Company and Copa Holdings, S.A. (Incorporated by reference to our Annual Report on Form 20-F filed on July 2, 2007)

10.47	†
Supplemental Agreement No. 14 dated as of August 31, 2007 to the Boeing Purchase Agreement Number 2191 dated November 25, 1998 between the Boeing Company and Copa Holdings, S.A. (Incorporated by reference to our Annual Report on Form 20-F filed on May 9, 2008)

10.48	†
Supplemental Agreement No. 15 dated as of February 21, 2008 to the Boeing Purchase Agreement Number 2191 dated November 25, 1998 between the Boeing Company and Copa Holdings, S.A. (Incorporated by reference to our Annual Report on Form 20-F filed on May 9, 2008)

10.49	††	Supplemental Agreement No. 16 dated as of June 30, 2008 to the Boeing Purchase Agreement Number 2191 dated November 25, 1998 between the Boeing Company and Copa Holdings, S.A.

10.50	††	Supplemental Agreement No. 17 dated as of December 15, 2008 to the Boeing Purchase Agreement Number 2191 dated November 25, 1998 between the Boeing Company and Copa Holdings, S.A.

12.1		Certification of the Chief Executive Officer, pursuant to Rules 13a-14 and 15d-14 under the Securities Exchange Act of 1934.

12.2		Certification of the Chief Financial Officer, pursuant to Rules 13a-14 and 15d-14 under the Securities Exchange Act of 1934.

13.1		Certification of Chief Executive Officer, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2		Certification of the Chief Financial Officer, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

21.1	**	Subsidiaries of the Registrant

*	Previously filed with the SEC as an exhibit and incorporated by reference from our Registration Statement on Form F-1, filed June 15, 2006, File No. 333-135031.

**	Previously filed with the SEC as an exhibit and incorporated by reference from our Registration Statement on Form F-1, filed November 28, 2005, as amended on December 1, 2005 and December 13, 2005, File No. 333-129967.

†	The Registrant was granted confidential treatment for portions of this exhibit.

††	The Registrant has requested confidential treatment for portions of this exhibit.

SIGNATURES
The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

COPA HOLDINGS, S.A.

By:	/s/ Pedro Heilbron

	Name:	Pedro Heilbron
	Title:	Chief Executive Officer
Dated: May 6, 2009

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

THE BOARD OF DIRECTORS AND SHAREHOLDERS
COPA HOLDINGS, S. A.

We have audited the accompanying consolidated balance sheets of Copa Holdings, S.A. and subsidiaries (“the Company”) as of December 31, 2008 and 2007, and the related consolidated statements of income, shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2008.  Our audits also included the financial statement schedule included in Item 18.These financial statements and schedule are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company at December 31, 2008 and 2007, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2008, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated May 5, 2009 expressed an unqualified opinion thereon.

/s/ Ernst and Young

May 5, 2009
Panama City, Republic of Panama

COPA HOLDINGS, S. A. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(In US$ thousands, except share and per share data)

	As of December 31,
	2008	2007

ASSETS

Current Assets:
Cash and cash equivalents	$220,808	$285,858
Short-term investments	176,018	22,500

Total cash, cash equivalents and short-term investments	396,826	308,358

Accounts receivable, net of allowance for doubtful accounts of of $5,002 and $8,157 as of December 31, 2008 and 2007, respectively	70,609	73,389
Accounts receivable from related parties	4,592	780
Expendable parts and supplies, net of allowance for obsolescence of of $53 and $35 as of December 31, 2008 and 2007, respectively	18,405	14,088
Prepaid expenses	26,694	25,574
Other current assets	5,338	13,547

Total Current Assets	522,464	435,736

Investments	11,145	17,038

Property and Equipment:
Owned property and equipment:
Flight equipment	1,372,352	1,188,641
Other	55,291	50,909

	1,427,643	1,239,550
Less: Accumulated depreciation	(174,835)	(137,367)

	1,252,808	1,102,183

Purchase deposits for flight equipment	84,861	64,079

Total Property and Equipment	1,337,669	1,166,262

Other Assets:
Prepaid pension asset	1,486	1,034
Goodwill	21,732	24,201
Other intangible assets	31,865	35,484
Other assets	27,864	27,496

Total Other Assets	82,947	88,215

Total Assets	$1,954,225	$1,707,251

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

COPA HOLDINGS, S. A. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS (continued)
(In US$ thousands, except share and per share data)

	As of December 31,
	2008	2007

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current Liabilities:
Current maturities of long-term debt	$115,833	$110,658
Accounts payable	54,066	57,468
Accounts payable to related parties	11,510	10,824
Air traffic liability	182,490	153,422
Taxes and interest payable	37,194	36,644
Accrued expenses payable	40,642	52,233
Other current liabilities	60,349	3,740

Total Current Liabilities	502,084	424,989

Non-Current Liabilities:
Long-term debt	800,196	732,209
Post employment benefits liability	2,072	1,894
Other long-term liabilities	8,694	9,775
Deferred tax liabilities	8,747	6,747

Total Non-Current Liabilities	819,709	750,625

Total Liabilities	1,321,793	1,175,614

Shareholders’ Equity:

Class A common stock — 31,031,129 and 30,966,430 shares issued, 30,416,441 and 30,159,719 outstanding in 2008 and 2007	20,761	20,586
Class B common stock — 12,778,125 shares issued and outstanding, no par value	8,722	8,722
Additional paid in capital	13,481	8,064
Retained earnings	594,004	491,599
Accumulated other comprehensive (loss) Income	(4,536)	2,666

Total Shareholders’ Equity	632,432	531,637

Total Liabilities and Shareholders’ Equity	$1,954,225	$1,707,251

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

COPA HOLDINGS, S. A. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
(In US$ thousands, except share and per share data)

	Years Ended December 31,
	2008	2007	2006

Operating Revenue:
Passenger revenue	$1,217,311	$967,066	$798,901
Cargo, mail and other	71,478	60,198	52,259

	1,288,789	1,027,264	851,160

Operating Expenses:
Aircraft fuel	404,669	265,387	217,730
Salaries and benefits	139,431	116,691	91,382
Passenger servicing	98,775	82,948	64,380
Commissions	67,177	65,930	57,808
Maintenance, material and repairs	66,438	51,249	50,057
Reservations and sales	54,996	48,229	38,212
Aircraft rentals	43,008	38,636	38,169
Flight operations	56,425	43,958	33,740
Depreciation	42,891	35,328	24,874
Landing fees and other rentals	32,467	27,017	23,929
Other	58,521	55,093	44,758
Special fleet charges	—	7,309	—
Gain from involuntary conversion	—	(8,019)	—

	1,064,798	829,756	685,039

Operating Income	223,991	197,508	166,121

Non-operating Income (Expense):
Interest costs	(42,071)	(44,332)	(29,150)
Interest capitalized	1,921	2,570	1,712
Interest income	11,130	12,193	7,257
Other, net	(58,843)	10,987	185

	(87,863)	(18,582)	(19,996)

Income before Income Taxes	136,128	178,926	146,125

Provision for Income Taxes	17,469	17,106	12,286

Net Income	$118,659	$161,820	$133,839

Earnings per share:
Basic	$2.75	$3.77	$3.13
Diluted	$2.73	$3.72	$3.10
The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

COPA HOLDINGS, S. A. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
(In US$ thousands, except share and per share data)

							Accumulated
	Common Stock				Additional		Other
	(Non-par value)		Issued Capital		Paid in	Retained	Comprehensive
	Class A	Class B	Class A	Class B	Capital	Earnings	Income (Loss)	Total

At December 31, 2005	30,034,375	12,778,125	20,501	8,722	—	217,862	(1,218)	245,867

Net Income						133,839		133,839
Other comprehensive loss:
Net change in fair value of derivative instruments							(3,998)	(3,998)
Foreign currency translation							1,861	1,861

Total comprehensive income								131,702
Restricted stock Plan					3,340			3,340
Actuarial loss (Adoption of FAS 158), net of tax of $84							(929)	(929)
Dividends declared						(8,311)		(8,311)

At December 31, 2006	30,034,375	12,778,125	20,501	8,722	3,340	343,390	(4,284)	371,669
Issuance of stock	125,344		85		(85)
Net Income						161,820		161,820
Other comprehensive income (loss):
Net change in fair value of derivative instruments							3,998	3,998
Foreign currency translation							2,954	2,954
Actuarial loss, net of amortization							(2)	(2)

Total comprehensive income								168,770
Restricted stock plan					4,809			4,809
Other						(50)		(50)
Dividends declared						(13,561)		(13,561)

At December 31, 2007	30,159,719	12,778,125	20,586	8,722	8,064	491,599	2,666	531,637
Issuance of stock	256,722		175		(175)
Net Income						118,659		118,659
Other comprehensive income (loss):
Net change in fair value of derivative instruments							(6,713)	(6,713)
Exchange effect on intercompany long term balance							2,155	2,155
Foreign currency translation							(2,503)	(2,503)
Actuarial loss, net of amortization							(141)	(141)

Total comprehensive income								111,456
Restricted stock plan					5,592			5,592
Other						(47)		(47)
Dividends declared						(16,207)		(16,207)

At December 31, 2008	30,416,441	12,778,125	$20,761	$8,722	$13,481	$594,004	$(4,536)	$632,432

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

COPA HOLDINGS, S. A. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In US$ thousands)

	Years Ended December 31,
	2008	2007	2006
Cash flows from operating activities
Net income	$118,659	$161,820	$133,839
Adjustments for:
Deferred income taxes	4,649	2,352	(328)
Depreciation	42,891	35,328	24,874
Gain on sale of property, equipment and involuntary conversion	—	(9,579)	(612)
Special fleet charges	199	6,300	—
Provision for doubtful accounts	3,230	4,276	3,764
Provision for obsolescence of expendable parts and supplies	21	12	12
Derivative instruments mark to market	53,290	(6,291)	4,496
Stock compensation	5,593	4,809	3,340

Changes in:
Accounts receivable	(4,459)	(14,805)	(15,317)
Accounts receivable from related parties	(3,177)	1,256	(1,661)
Other current assets	(6,346)	(14,149)	(8,690)
Restricted cash	(39,803)	(1)	110
Other assets	974	(7,835)	(3,412)
Accounts payable	(2,074)	7,611	2,699
Accounts payable to related parties	1,681	1,671	975
Air traffic liability	32,090	35,215	30,658
Other liabilities	(9,313)	13,951	18,721

Net cash provided by operating activities	198,105	221,941	193,468

Cash flows from investing activities
Acquisition of investments	(240,407)	(500)	(32,988)
Proceeds from redemption of investments	132,586	17,495	22,906
Advance payments on aircraft purchase contracts	(53,434)	(62,128)	(58,697)
Acquisition of property and equipment	(162,479)	(304,013)	(193,330)
Disposal of property and equipment	954	2,354	3,129
Insurance proceeds on involuntary conversion	—	12,034	—

Net cash flows used in investing activities	(322,780)	(334,758)	(258,980)

Cash flows from financing activities
Proceeds from loans and borrowings	160,197	329,147	254,559
Payments on loans and borrowings	(84,471)	(87,291)	(77,246)
Redemption of bonds	—	—	(27,504)
Dividends declared and paid	(16,207)	(13,561)	(8,311)

Net cash flows provided by financing activities	59,519	228,295	141,498

Effect of exchange rate change on cash	106	500	(212)

Net increase (decrease) in cash and cash equivalents	(65,050)	115,978	75,774
Cash and cash equivalents at January 1st	285,858	169,880	94,106

Cash and cash equivalents at December 31	$220,808	$285,858	$169,880

Supplemental disclosure of cash flow information
Interest paid, net of amount capitalized	$40,383	$40,108	$26,779
Income taxes paid	14,906	16,553	11,284
Investing and financing activities not affecting cash:
Settlement of debt through insurance proceed on involuntary conversion	—	22,820	—
The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

COPA HOLDINGS, S. A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Corporate Information
Copa Holdings, S. A. (“the Company”) is a leading Latin American provider of international airline passenger and cargo services. The Company was incorporated according to the laws of the Republic of Panama. The Company owns 99.8% of the shares of Compañía Panameña de Aviación, S. A. (“Copa Airlines”), 100% of the shares of Oval Financial Leasing, Ltd. (“OVAL”), and 99.9% of the shares of AeroRepública, S.A. (“AeroRepública”).
Copa Airlines, the Company’s core operation, is incorporated according to the laws of the Republic of Panama and provides international air transportation for passengers, cargo and mail. Copa Airlines operates from its Panama City hub in the Republic of Panama, from where it offers approximately 156 daily scheduled flights among 45 destinations in 24 countries in North, Central and South America and the Caribbean. Additionally, Copa Airlines provides passengers with access to flights to more than 120 other international destinations through codeshare agreements with Continental Airlines, Inc. (“Continental”) and other airlines. The Company has a broad commercial alliance with Continental which includes joint marketing, code-sharing arrangements, participation in Continental’s OnePass frequent flyer loyalty program and access to Continental’s VIP lounge program, President’s Club, along with other benefits such as improved purchasing power in negotiations with service providers, aircraft vendors and insurers. In 2007, Copa Airlines became an Associate member of the SkyTeam Alliance. Copa Airlines passengers earn OnePass miles on all flights operated by SkyTeam partners as well as are eligible to redeem their OnePass miles for free reward tickets on any of SkyTeam’s 790 global destinations.
As of December 31, 2008, Copa Airlines operated a fleet of 42 aircraft with an average age of 4.2 years; consisting of 27 modern Boeing 737-Next Generation aircraft and 15 Embraer 190 aircraft.
OVAL is incorporated according to the laws of the British Virgin Islands, and controls the special-purpose vehicles that have a beneficial interest in 39 aircraft, with a carrying value of $1.1 billion, all of which are leased to either Copa Airlines or AeroRepública. The aircraft are pledged as collateral for the obligation of the special-purpose vehicles, which are all consolidated by the Company for financial reporting purposes.
AeroRepública is a domestic Colombian air carrier, which is incorporated according to the laws of the Republic of Colombia and provides domestic service to 12 cities in Colombia with a point-to-point route network as well as international service to Panama City and Venezuela from five (5) different cities. AeroRepública operates a fleet of four (4) leased MD-80s and nine (9) Embraer 190 aircraft as of December 31, 2008.
A substantial portion of the Company’s assets are located in the Republic of Panama, and a significant proportion of the Company’s flights operate through its hub at Tocumen International Airport in Panama City. As a result, the Company depends on economic and political conditions prevailing from time to time in Panama.
As used in these Notes to Consolidated Financial Statements, the terms “the Company”, “we”, “us”, “our” and similar terms refer to Copa Holdings, S.A. and, unless the context indicates otherwise, its consolidated subsidiaries.

COPA HOLDINGS, S. A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
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
Cash and Cash Equivalents
Cash and cash equivalents comprise cash at banks, short-term time deposits, asset-backed commercial paper and securities, U.S. Government agency securities and U.S. Government treasury securities with original maturities of three months or less when purchased.
Investments
The Company invests in short-term time deposits, asset-backed commercial paper and securities, U.S. Government agency securities and U.S. Government treasury securities with original maturities of more than three months but less than one year. Additionally, the Company invests in long-term time deposits and U.S. government agency securities with maturities greater than 365 days. These investments are classified as short-term and long-term investments respectively, in the accompanying Consolidated Balance Sheets. All of these investments are classified as held-to-maturity securities, and are stated at their amortized cost, since the Company has determined that it has the intent and ability to hold the securities to maturity. Restricted cash is classified within short-term and long-term investments, and is held as collateral for derivatives contracts and letters of credit.

COPA HOLDINGS, S. A. AND SUBSIDIARIES
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
Measurement of Impairment of Long-Lived Assets
The Company records impairment losses on long-lived assets used in operations, consisting principally of property and equipment, when events or changes in circumstances indicate, in management’s judgment, that the assets might be impaired and the undiscounted cash flows estimated to be generated from the use of those assets are less than the carrying amount of those assets. Cash flows estimates are based on historical results adjusted to reflect the Company’s best estimate of future market and operating conditions. The net carrying value of assets not recoverable is reduced to fair value. Estimates of fair value represent the Company’s best estimate based on industry trends and reference to market rates and transactions and are subject to change.
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

COPA HOLDINGS, S. A. AND SUBSIDIARIES
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
Frequent Flyer Program
The Company participates in Continental’s “OnePass” frequent flyer program, for which the Company’s passengers receive all the benefits and privileges offered by the OnePass program. Continental is responsible for the administration of the OnePass program. Under the terms of the Company’s frequent flyer agreement with Continental, OnePass members receive OnePass frequent flyer mileage credits for travel on Copa Airlines and AeroRepublica and the Company pays Continental a per mile rate for each mileage credit granted by Continental, at which point the Company has no further obligation. The amounts due to Continental under this agreement are expensed by the Company as the mileage credits are earned. Continental pays Copa Airlines a per flown mile rate for every OnePass Member that uses his/her miles to obtain reward tickets on Copa Airlines and AeroRepublica flights. These rates depend on the class of service, the flight length and the availability of the reward.
Passenger Traffic Commissions
Passenger traffic commissions are recognized as expense when the transportation is provided and the related revenue is recognized. Passenger traffic commissions paid but not yet recognized as expense are included in “Prepaid expenses” in the accompanying Consolidated Balance Sheets.
Foreign Currency Transactions and Translation
The Company’s functional currency is the U.S. Dollar, the legal tender in Panama. Assets and liabilities in foreign currencies are translated at end-of-period exchange rates, except for non-monetary assets and liabilities, which are translated at equivalent U.S. dollar costs at dates of acquisition and maintained at historical rate. Results of operations are translated at average exchange rates in effect during the period. Foreign exchange gains and losses are included as a component of “Other, net” within Non-operating income (expense) in the Consolidated Statements of Income.

COPA HOLDINGS, S. A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
The financial statements of AeroRepública are measured using the Colombian Peso as the functional currency; adjustments to translate those statements into U.S. Dollars are recorded in other comprehensive income (loss).
In 2008, approximately 70% of the Company’s expenses and 41% of the Company’s revenues were denominated in U.S. Dollars. The remainder of the Company’s expenses and revenues were denominated in the currencies of the various countries to which the Company flies, with the largest non-dollar amount denominated in Colombian pesos for which the Company hedges the risk of fluctuation from time to time (see Note 7). Generally, the Company’s exposure to other foreign currencies is limited to a period of up to two weeks, from the time a sale is completed to the time funds are converted into U.S. Dollars. As a result of exchange controls in Venezuela, we often experience additional delays converting cash generated from local operations in Venezuela.
Derivative Instruments and Hedging Activities
The Company accounts for derivatives and hedging activities in accordance with FASB Statement No. 133, Accounting for Derivative Instruments and Certain Hedging Activities, as amended, which requires entities to recognize all derivative instruments as either assets or liabilities in the balance sheet at their respective fair values. For derivatives designated as hedges, changes in the fair value are either offset against the change in fair value, for the risk being hedged, of the assets and liabilities through earnings, or recognized in accumulated other comprehensive income until the hedged item is recognized in earnings.
The Company only enters into derivative contracts that it intends to designate as a hedge of a forecasted transaction or the variability of cash flows to be received or paid related to a recognized asset or liability (cash flow hedge). For all hedging relationships the Company formally documents the hedging relationship and its risk-management objective and strategy for undertaking the hedge, the hedging instrument, the hedged item, the nature of the risk being hedged, how the hedging instrument’s effectiveness in offsetting the hedged risk will be assessed prospectively and retrospectively, and a description of the method of measuring ineffectiveness. The Company also formally assesses, both at the hedge’s inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting cash flows of hedged items.
Changes in the fair value of a derivative that is highly effective and that is designated and qualifies as a cash-flow hedge are recorded in accumulated other comprehensive income to the extent that the derivative is effective as a hedge, until earnings are affected by the variability in cash flows of the designated hedged item. The ineffective portion of the change in fair value of a derivative instrument that qualifies as a cash-flow hedge is reported in earnings.
The Company discontinues hedge accounting prospectively when it determines that the derivative is no longer effective in offsetting cash flows of the hedged item, the derivative expires or is sold, terminated, or exercised, the derivative is de-designated as a hedging instrument because it is unlikely that a forecasted transaction will occur, or management determines that designation of the derivative as a hedging instrument is no longer appropriate.

COPA HOLDINGS, S. A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
In all situations in which hedge accounting is discontinued and the derivative is retained, the Company continues to carry the derivative at its fair value on the balance sheet and recognizes any subsequent changes in its fair value in earnings. When it is probable that a forecasted transaction will not occur, the Company discontinues hedge accounting and recognizes immediately in earnings gains and losses that were accumulated in other comprehensive income.
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
Additionally, although our aircraft lease agreements specifically provide that we, as lessee, are responsible for maintenance of the leased aircraft, we do, under certain of our existing lease agreements, pay maintenance reserves to aircraft and engine lessors that are to be applied towards the cost of future maintenance events. These reserves are calculated based on a performance measure, such as flight hours, and are specifically to be used to reimburse third-party providers that furnish services in connection with maintenance of our leased aircraft. If there are sufficient funds on deposit to pay the invoices submitted, they are paid. However, if amounts on deposit are insufficient to cover the invoices, we must cover the shortfall because, as noted above, we are legally responsible for maintaining the leased aircraft. Under aircraft lease agreements, if there are excess amounts on deposit at the expiration of the lease, the lessor is entitled to retain any excess amounts. The maintenance reserves paid under our lease agreements do not transfer either the obligation to maintain the aircraft or the cost risk associated with the maintenance activities to the aircraft lessor. In addition, we maintain the right to select any third-party maintenance providers. Therefore, we record these amounts as prepaid maintenance within Other Assets on our Consolidated Balance Sheets and then recognize maintenance expense when the underlying maintenance is performed, in accordance with our maintenance accounting policy. As of December 31, 2008 and 2007, based on the experience of the Company’s maintenance personnel and industry available data, management determined that it was probable that all maintenance deposits recorded as prepaid maintenance in the accompanying Consolidated Balance Sheets will be used to fund the cost of maintenance events and are therefore recoverable.
Employee Profit Sharing
The Company sponsors a profit-sharing program for both management and non-management personnel. For members of management, profit-sharing is based on a combination of the Company’s performance as a whole and the achievement of individual goals. Profit-sharing for non-management employees is based solely on the Company’s performance. The Company accrues each month for the expected profit-sharing, which is paid annually in February. Amounts expensed for the Company’s profit-sharing program were $7.7 million, $8.4 million and $8.4 million in 2008, 2007 and 2006, respectively.

COPA HOLDINGS, S. A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Advertising Costs
Advertising costs are expensed when incurred. The Company recognized as advertising expense $7.7 million, $6.6 million, and $4.8 million in 2008, 2007 and 2006, respectively.
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
All of the Company’s goodwill and indefinite-lived intangibles are allocated to its AeroRepública segment. Indefinite-lived intangible assets consist primarily of the fair value allocated to the routes and the AeroRepública trade name, valued at $26.8 million and $5.1 million, respectively. For the years ended December 2008 and 2007, amounts of goodwill and intangible assets have changed due to exchange effects.
Gain from Involuntary Conversion
In 2007, the Company recorded an $8.0 million gain on involuntary conversion of non-monetary assets to monetary assets related to insurance proceeds in excess of aircraft book value.
Concentration Risk
The Company attempts to minimize its concentration risk with regards to its cash, cash equivalents, and its investment portfolio. This is accomplished by diversifying and limiting amounts among different counterparties, the type of investment, and the amount invested in any individual security. Even though the Company’s exposure to other foreign currencies is generally limited to a period of up to two weeks, there is some risk related to devaluation of certain currencies where the Company is restricted by law and faces delays in converting our funds into U.S. Dollars. In Venezuela, for example, we often experience additional delays converting cash generated from our local operations in Venezuela.

COPA HOLDINGS, S. A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Reclassifications
Certain reclassifications have been made in the prior years’ Consolidated Financial Statement amounts and related note disclosures to conform with the current year’s presentation.
2. Recently Issued Accounting Pronouncement
In March 2008, the Financial Accounting Standards Board (FASB) issued Statement No. 161, “Disclosures about Derivative Instruments and Hedging Activities — an amendment of FASB Statement No. 133” (“SFAS 161”). SFAS 161 requires entities that utilize derivative instruments to provide qualitative disclosures about their objectives and strategies for using such instruments, as well as any details of credit-risk-related contingent features contained within derivatives. SFAS 161 also requires entities to disclose additional information about the amounts and location of derivatives located within the financial statements, how the provisions of SFAS 133 have been applied, and the impact that hedges have on an entity’s financial position, financial performance, and cash flows. SFAS 161 is effective for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. The Company does not believe the adoption of that SFAS 161 will have a material impact on the Consolidated Financial Statements.
In October 2008, the FASB issued Staff Position No. FAS 157-3, “Determining the Fair Value of a Financial Asset When the Market for That Asset is Not Active” (FSP 157-3). FSP 157-3 clarifies the application of SFAS 157, in cases where a market is not active. The Company has considered the guidance provided by FSP 157-3 in its determination of estimated fair values as of December 31, 2008, and the impact was not material.
In February 2007, the FASB issued Statement No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (“SFAS 159”). The standard allows entities to voluntarily choose, at specified election dates, to measure many financial assets and financial liabilities (as well as certain non-financial instruments that are similar to financial instruments) at fair value (the “fair value option”). The election is made on an instrument-by-instrument basis and is irrevocable. If the fair value option is elected for an instrument, the Statement specifies that all subsequent changes in fair value for that instrument shall be reported in earnings. SFAS 159 becomes effective for the fiscal years beginning after November 15, 2007. The Company did not elect to adopt SFAS 159.

COPA HOLDINGS, S. A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
In December 2007, the FASB issued Statement No. 141 (Revised 2007), “Business Combinations” (“SFAS 141(R)”). SFAS 141(R) will change the accounting for business combinations. Under SFAS 141(R), an acquiring entity will be required to recognize all the assets acquired and liabilities assumed in a transaction at the acquisition-date fair value with limited exceptions. SFAS 141(R) will change the accounting treatment and disclosure for certain specific items in a business combination. SFAS 141(R) applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. The impact of our adoption of SFAS 141(R) will depend upon nature and terms of business combinations, if any, that we consummate on or after January 1, 2009.
In December 2008, the FASB affirmed Staff Position No. FAS 132(R)-1, “Employers’ Disclosures about Postretirement Benefit Plan Assets” (“FSP FAS 132(R)-1”). FSP FAS 132(R)-1 requires additional disclosures about assets held in an employee’s defined benefit pension or other postretirement plan, primarily related to categories and fair value measurements of plan assets. The Company does not believe the adoption of the FSP FAS 132(R)-1 will have a material impact on the Consolidated Financial Statements.
3. Special Fleet Charges
In 2007, the Company decided to terminate early five MD-80 aircraft leases, in connection with the transition of AeroRepública’s fleet to EMBRAER-190. Penalties paid for early termination amounted $7.3 million and were recognized as Special Fleet Charges in the Statement of Income.

COPA HOLDINGS, S. A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
4. Long-Term Debt
At December 31, long-term debt consisted of the following (in millions):

	2008	2007
Long-term fixed rate debt	$363.8	$376.4
(Secured fixed rate indebtedness due through 2019 Effective rates ranged from 3.98% to 6.75%)

Long-term variable rate debt	504.4	431.6
(Secured variable rate indebtedness due through 2019 Effective rates ranged from 1.90% to 3.90%)

Medium-term variable rate debt	47.8	34.9
(Unsecured variable rate indebtedness due in 2009 Effective rates ranged of 2.52% to 4.89%)

Sub-total	916.0	842.9

Less current maturities	115.8	110.7

Long-term debt less current maturities	$800.2	$732.2

Maturities of long-term debt for the next five years are as follows (in millions):

Year ending December 31,
2009	$115.8
2010	73.7
2011	73.9
2012	96.6
2013	61.2
Thereafter	$494.8
As of December 31, 2008 and 2007, the Company had $379.3 million and $379.2 million of outstanding indebtedness, respectively, that is owed to financial institutions under financing arrangements guaranteed by the Export-Import Bank of the United States. The Export-Import Bank guarantees support 85% of the net purchase price of the aircraft and are secured with a first priority mortgage on the aircraft in favor of a security trustee on behalf of Export-Import Bank.
The Company’s Export-Import Bank supported financings are amortized on a quarterly basis, are denominated in U.S. Dollars and originally bear interest at a floating rate linked to LIBOR. The Export-Import Bank guaranteed facilities typically offer an option to fix the applicable interest rate. The Company has exercised this option with respect to $348.9 million as of December 31, 2008.
The Company effectively extends the maturity of its aircraft financing to 15 years through the use of a “Stretched Overall Amortization and Repayment,” or SOAR, structure which provides serial draw- downs calculated to result in a 100% loan accreting to a recourse balloon at the maturity of the Export-Import Bank guaranteed loan which totaled $53.6 million as of December 31, 2008.

COPA HOLDINGS, S. A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
The Company also typically finances a portion of the purchase price of the Boeing aircraft through commercial loans which totaled $9.2 million as of December 31, 2008.
During 2007, the Company secured a medium term loan facility in the amount of $37.5 million for the financing of pre-delivery payments of two (2) Boeing 737-800 aircraft having delivery months of May and October 2009. The Company has granted, for the benefit of the bank, a first priority security interest in the rights, title and interest over the two (2) Boeing 737-800 aircraft. Interests on the loans are paid on a quarterly basis with the principal balance to be repaid upon delivery of the aircraft.
Assets, primarily aircraft, subject to agreements securing the Company’s indebtedness amounted to $1.1 billion and $1.0 billion as of December 31, 2008 and 2007, respectively.
As of December 31, 2008 the Company has one unused commitment for long-term financing agreement for approximately $33.7 million to acquire one (1) Boeing 737-800 aircraft to be delivered during first quarter 2009.
5. Investments
During 2008, the Company invests in time deposits and U.S. Government treasury securities. These investments are classified within short-term and long-term investments in the accompanying Consolidated Balance Sheets. Investments are classified as held-to-maturity securities since the Company has the intent and the ability to hold them until maturity. These investments are stated at their amortized cost which is essentially the same as their fair value. Long-term investments mature within three (3) years. Investments held by the Company are composed principally of time deposits.
At December 31, 2008, the Company had $39.7 million in restricted cash within short-term investments, which are cash collateral deposits with counterparty under collateral provisions for derivatives contracts and $7.6 million in restricted cash within long-term investments for letters of credits.

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
At December 31, 2008, the scheduled future minimum lease payments under operating leases that have initial or remaining non-cancelable lease terms in excess of one year are as follows (in millions):

	Operating Leases
Year ending December 31,	Aircraft	Non-Aircraft
2009	$41.2	$10.1
2010	40.6	8.0
2011	37.3	6.5
2012	32.6	5.9
2013	27.6	5.1
Later years	75.0	7.9

Total minimum lease payments	$254.3	$43.5

Total rent expense was $58.3 million, $50.2 million and $48.7 million for the years ended December 31, 2008, 2007 and 2006, respectively.

COPA HOLDINGS, S. A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
7. Financial Instruments and Risk Management
Fuel Price Risk Management
The Company periodically enters into crude oil call options, jet fuel zero cost collars, and jet fuel swap contracts to provide for short to mid-term hedge protection (generally three to eighteen months) against sudden and significant increases in jet fuel prices, while simultaneously ensuring that the Company is not competitively disadvantaged in the event of a substantial decrease in the price of jet fuel. The Company does not hold or issue derivative financial instruments for trading purposes. The Company’s derivative contracts did not qualify as hedges for financial reporting purposes in accordance with SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities” (SFAS 133). Accordingly, changes in fair value of such derivative contracts, which amounted to ($54.9) million, $8.4 million and $(1.8) million in years 2008, 2007, and 2006 respectively, were recorded as a component of “Other, net” within Non-operating income (expense).
The fair value of derivative contracts amounted to $47.9 million in 2008 was recorded in “Other current liabilities” and $7.0 million in 2007 was recorded in “Other current assets” in the Consolidated Balance Sheets. The Company’s purchases of jet fuel are made substantially from one supplier.
As of December 31, 2008, the Company held derivative instruments on 24% of its projected 2009 fuel consumption, as compared with derivatives held on 22% of actual fuel consumed in 2008.
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
Foreign Currency Exchange Risk Management
The Company for it subsidiary AeroRepública, uses forward contracts to hedge against the risk associated with its forecasted U.S. Dollars-denominated cash flows. During 2008, the Company decided, for some contracts, to accounting these derivatives as cash flow hedges for financial reporting purposes in accordance with SFAS 133. They are recorded at fair value with changes reflected in prepayments and other current assets or other current liabilities in the accompanying Consolidated Balance Sheets with the offset to “Accumulated other comprehensive income (loss)”, net of hedge ineffectiveness. Hedge ineffectiveness included in “Other non-operating income (expense)” in the accompanying Consolidated Statement of Income was immaterial. Our loss related to currency hedging instruments included in “Accumulated other comprehensive income (loss)” was $0.3 million. The fair value of forward contracts, which amounted to $0.3 million in 2008, was recorded in “Other current liabilities”.
Certain derivative contracts did not qualify as hedges for financial reporting purposes in accordance with SFAS 133. Accordingly, changes in the fair value of such derivative contracts, which amounted to $1.3 million and $2.6 million in 2008 and 2007, respectively, were recorded as a component of “Other, net” within Non-operating income (expense). The fair value of forward contracts amounted to $1.3 million and $0.2 million at December 31, 2008 and 2007, respectively, were recorded in “Other current assets” in the Consolidated Balance Sheets.

COPA HOLDINGS, S. A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Interest Rates Risk Management
The Company uses interest rate swap contracts to hedge against the interest rate risk variations associated with its firm commitments to pay for aircraft leasing denominated in USD. The Company records these derivatives as interest rates cash flow hedges for financial reporting purposes in accordance with SFAS 133. They are recorded at fair value with changes reflected in prepayments and other current assets or other current liabilities in the accompanying Consolidated Balance Sheets with the offset to “Accumulated other comprehensive income (loss)” net of hedge ineffectiveness. Hedge ineffectiveness included in “Other non-operating income (expense)” in the accompanying Consolidated Statements of Income was ($0.1) million in 2008. Our loss related to the interest rates hedging instruments included in “Accumulated other comprehensive income (loss)” was $6.5 million. The fair value of forward contracts amounted to $6.6 million and was recorded in “Other current liabilities”.
Debt
The fair value of the Company’s debt with a carrying value of $916.0 million and $842.9 million as of December 31, 2008 and 2007, respectively, was approximately $961.2 million and $842.9 million. These estimates were based on the discounted amount of future cash flows using the Company’s current incremental rate of borrowing for a similar liability.
Other Financial Instruments
The carrying amounts of cash, cash equivalents, restricted cash, investments, accounts receivable, and accounts payable approximate fair value due to their short-term nature.
8. Fair Value Measurement
In September 2006, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 157, “Fair Value Measurements” (SFAS 157). SFAS 157 does not establish requirements for any new fair value measurements, but it does apply to existing accounting pronouncements in which fair value measurements are already required. SFAS 157 defines fair value, establishes a framework for measuring fair value in accordance with accounting principles generally accepted in the United States, and expands disclosures about fair value measurements. The Company has adopted the provisions of SFAS 157 as of January 1, 2008, for financial instruments. As allowed by FASB staff position FAS 157-2, “Effective dates of FASB statement No. 157”, the Company elected to defer the adoption of SFAS 157 with respect to all remaining non financial assets and liabilities until January 1, 2009.
SFAS 157 establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. These tiers include: Level 1, defined as observable inputs such as quoted prices in active markets; Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and Level 3, defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

COPA HOLDINGS, S. A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2008, the Company held certain items that are required to be measured at fair value on a recurring basis. These included interest rate hedge contracts, fuel derivative contracts and currency hedge contracts which are related to the Company’s attempts to hedge interest rates, fuel costs and currency fluctuations.
The Company’s fuel derivative instruments consist of over-the-counter (OTC) contracts, which are not traded on a public exchange. These contracts include both swaps as well as combination of option contracts. See Note 7 for further information on the Company’s derivative instruments and hedging activities. The fair values of swap contracts are determined based on inputs that can be derived from information available in publicly quoted markets. Therefore, the Company has categorized these swap contracts as Level 2. The Company determines the value of option contracts utilizing a standard option pricing model based on inputs that can be derived from information available in publicly quoted markets, or are quoted by financial institutions that trade these contracts. The Company also considers counterparty credit risk and its own credit risk in its determination of all estimated fair values. Therefore, the Company has categorized these option contracts as Level 2.
The Company’s interest rate hedge instruments also consist of OTC swap contracts. The inputs utilized to determine the fair values of these contracts are obtained in quoted public markets.
The Company’s currency hedge instruments consist of forward contracts to hedge against the risk associated with its forecasted Colombian peso-denominated cash flows.
The following items are measured at fair value on a recurring basis subject to the disclosure requirements of SFAS 157 at December 31, 2008 (in millions):

		Fair Value Measurements at Reporting Date Using
		Quoted Prices in	Significant
		Active Markets	Other	Significant
		for Identical	Observable	Unobservable
	December 31,	Assets	Inputs	Inputs
Description	2008	(Level 1)	(Level 2)	(Level 3)

Assets
Currency hedges	$1.3		$1.3

Liabilities
Fuel derivatives	47.9		47.9
Interest rate hedges	6.6		6.6
Currency hedges	0.3		0.3

Total liabilities	$54.8		$54.8

COPA HOLDINGS, S. A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
9. Cash and Stock Based Compensation Plans
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
The total compensation cost recognized for non-vested stock and options awards was $5.6 million, $4.8 million and $3.3 million in 2008, 2007 and 2006, respectively, and was recorded as a component of “Salaries and benefits” within Operating expense.
Non-vested Stock
In March 2006, the Compensation Committee of our Board of Directors granted 935,650 non-vested stock awards for senior management, officers, managers and key employees as follows:
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
During 2008, the Compensation Committee of our Board of Directors granted 73,374 shares of non-vested stock awards to certain named executive officers and key employees which vest over three (3) years in yearly installments equal to one-third of the awarded stock on each of the three anniversaries of the grant date.
Non-vested stock awards were measured at their fair value, which is the same amount for which a similarly restricted share would be issued to a third party, on the grant date. The fair value of each non- vested stocks award was $37.97, $53.14 and $21.10 for the 2008, 2007 and the 2006 grants, respectively.

COPA HOLDINGS, S. A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
A summary of non-vested stock award activity under the plan as of December 31, 2008 and 2007 and changes during the year are as follows:

	2008		2007
		Weighted-Average		Weighted-Average
		Grant-Date		Grant-Date
	Shares	Fair Value	Shares	Fair Value

Non-vested at beginning of year	806,711	$21.77	917,050	$21.10
Granted	76,689	37.97	16,955	53.14
Vested	(256,722)	22.11	(125,344)	21.10
Forfeited	(11,990)	24.49	(1,950)	21.10

Non-vested at end of year	614,688	$23.60	806,711	$21.77

The Company uses the straight-line attribution method to recognize the compensation cost for awards with graded vesting periods. The Company estimates that the remaining compensation cost, not yet recognized for the non-vested stock plan, is $9.5 million with a weighted average remaining contractual life of 1.4 years. Additionally, the Company estimates that the 2009 compensation cost related to this plan will be $4.4 million.
The total fair value of shares vested during the year ended December 31, 2008 and 2007 was $5.7 million and $2.6 million, respectively.

COPA HOLDINGS, S. A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Stock Options
In March 2007, the Compensation Committee of our Board of Directors granted, 35,657 equity stock options to certain named executive officers, which vest over three (3) years in yearly installments equal to one-third of the awarded stock on each of the three anniversaries of the grant date. The exercise price of the options is $53.14, which was the market price of the Company’s stock at the grant date. The stock options have a contractual term of 10 years.
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
A summary of options award activity under the plan as of December 31, 2008 and changes during the year is as follows:

Shares

Outstanding at January 1, 2008	35,657
Granted	0
Exercised	0
Forfeited or expired	(2,028)

Outstanding at December 31, 2008	33,629

The Company uses the straight-line attribution method to recognize the compensation cost for stock options. The Company estimates that the remaining compensation cost, not yet recognized for stock options, is $0.3 million with a weighted average contractual life of 8.2 years and zero intrinsic value. Additionally, the Company estimates that the 2009 compensation cost related to this plan will be $0.3 million.

COPA HOLDINGS, S. A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
10. Earnings Per Share
The following is a reconciliation of the income and share data used in the basic and diluted earnings per share computations for the dates indicated (in millions, except share and per share data):

	December 31,
	2008	2007	2006
Income available to common stockholders for both basic and diluted EPS	$118.7	$161.8	$133.8

Weighted average common shares outstanding applicable to basic EPS	43,142,515	42,907,967	42,812,500

Basic earnings per share	$2.75	$3.77	$3.13

Weighted average common shares outstanding applicable to diluted EPS	43,142,515	42,907,967	42,812,500
Effect of dilutive shares:
Non-vested Stock Plan	297,363	555,792	422,053

Adjusted weighted average common shares outstanding applicable to diluted EPS	43,439,878	43,463,759	43,234,553

Diluted earnings per share	$2.73	$3.72	$3.10

Options to purchase 33,629 shares of common stock at $53.14 per share outstanding at the end of 2008 were excluded in the computation of diluted EPS because the options’ exercise price was greater than the average market price of the common shares.

COPA HOLDINGS, S. A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
11. Accumulated Other Comprehensive Income (Loss)
As of December 31, 2008 and 2007 the components of accumulated other comprehensive income (loss) are as follows (in millions):

	Foreign		Derivatives
	Currency		Financial
	Translation	Pensions	Instruments	Total

Balance as of December 31, 2006	$0.6	$(0.9)	$(4.0)	$(4.3)

Foreign currency translation	3.0	—	—	3.0
Unrealized gain (loss) on derivatives instruments	—	—	4.0	4.0

SFAS 158 Unrecognized actuarial loss of the period	—	(0.1)	—	(0.1)

Amortization of actuarial loss	—	0.1	—	0.1

Balance as of December 31, 2007	$3.6	$(0.9)	$0.0	$2.7

Foreign currency translation	(0.3)	—	—	(0.3)
Unrealized gain (loss) on derivatives instruments	—	—	(6.8)	(6.8)
SFAS 158 Unrecognized actuarial loss of the period	—	(0.2)	—	(0.2)

Amortization of actuarial loss	—	0.1	—	0.1

Balance as of December 31, 2008	$3.3	$(1.0)	$(6.8)	$(4.5)

12. Issued Capital and Corporate Reorganization
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
13. Income Taxes
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
The provision for income taxes recorded in the Consolidated Statements of Income was as follows (in millions):

	2008	2007	2006

Panama
Current	$1.7	$1.3	$1.1
Deferred	—	—	—

Foreign
Current	11.2	13.4	11.5
Deferred	4.6	2.4	(0.3)

Total	17.5	17.1	12.3

The Company paid taxes of $14.9 million, $16.6 million and $11.3 million in years 2008, 2007 and 2006, respectively.
Pre-tax income, based on the Copa Airlines’ internal route profitability measures, related to Panamanian operations was $50.4 million, $49.7 million, and $44.9 million in 2008, 2007, and 2006, respectively, and related to foreign operations was $85.8 million, $129.3 million, and $101.2 million in 2008, 2007, and 2006, respectively.
AeroRepública’s benefit from operating loss carryforwards amounted to $0.4 million and $0.6 million as of December 31, 2008 and 2007, respectively. The benefit from operating loss carry forwards are available for a period of seven (7) years from when they were generated in 2005.

COPA HOLDINGS, S. A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Income tax returns for all companies incorporated in the Republic of Panama are subject to review by tax authorities up to the last three (3) years, including the year ended December 31, 2008 according to current tax regulations. For other countries where the Company operates, it is subject to review by their respective tax authorities for periods ranging from the last two (2) to six (6) years.
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
The reconciliations of income tax computed at the Panamanian statutory tax rate to income tax expense for the years ended December 31 are as follows (in millions):

	Amount			Percentage
	2008	2007	2006	2008	2007	2006
Provision for income taxes at Panamanian statutory rates	$40.8	$53.7	$43.8	30.0%	30.0%	30.0%
Panamanian gross tax election	(13.5)	(13.6)	(12.4)	(9.9%)	(7.6%)	(8.5%)
Exemption in non-taxable countries	(2.2)	(2.4)	(1.0)	(1.7%)	(1.3%)	(0.7%)
Difference in Panamanian statutory rates and non-Panamanian statutory rates	(7.6)	(20.6)	(18.1)	(5.6%)	(11.5%)	(12.4%)

Provision for income taxes	$17.5	$17.1	$12.3	12.8%	9.6%	8.4%

Deferred income taxes are provided under the liability method and reflect the net tax effects of temporary differences between the tax basis of assets and liabilities and their reported amounts in the Consolidated Financial Statements.

COPA HOLDINGS, S. A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Significant components of the Company’s deferred tax liabilities and assets are as follows (in millions):

	2008	2007
Deferred tax liabilities:
Intangible Assets	$(10.5)	$(11.7)
Maintenance reserves	(2.2)	(1.8)
Others	(0.5)	(0.0)

	(13.2)	(13.5)

Deferred tax assets:
Property and Equipment	3.5	6.3
Allowance for doubtful accounts	0.1	0.9
Expendable parts and supplies	0.4	0.4
Prepaid expenses	0.0	0.1
Others	2.0	2.9

	6.0	10.6

Net deferred tax liabilities	(7.2)	(2.9)

Less: Current deferred tax assets	1.5	3.8

Non current deferred tax liabilities	$(8.7)	$(6.7)

The Company adopted Financial Accounting Standards Board’s Interpretation No. 48, “Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109” (FIN 48), effective January 1, 2007. FIN 48 clarifies the accounting for uncertainty in income taxes recognized in financial statements and requires the impact of a tax position to be recognized in the financial statements if that position is more likely than not of being sustained by the taxing authority. The adoption of FIN 48 did not have a material effect on our consolidated financial position or results of operations. Interest and penalties related to unrecognized tax benefits are recognized within interest expense and other non-operating income (expense), respectively, in our Consolidated Statements of Income.
14. Related Party Transactions
The following is a summary of significant related party transactions that occurred during 2008, 2007 and 2006. Except as otherwise discussed, the payments to and from related parties in the ordinary course of business were based on prevailing market rates.
Continental Airlines. Since 1998, Continental has implemented a comprehensive commercial and services alliance with Copa Airlines. Key elements of the alliance include: similar brand images, code sharing, co-branding of the OnePass frequent flyer program in Latin America, joint construction and operation of the Panama Presidents Club VIP lounge, joint purchasing, maintenance and engineering support and a number of other marketing, sales and service initiatives.

COPA HOLDINGS, S. A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As a result of these activities, the Company paid Continental $33.1 million, $29.4 million, and $25.1 million in 2008, 2007 and 2006, respectively, and Continental paid Copa Airlines $31.5 million, $21.2 million, and $17.8 million in 2008, 2007 and 2006, respectively. The Company owed Continental $1.9 million, $0.2 million, and $0.9 million at December 31, 2008, 2007 and 2006, respectively. Continental owed the Company $0.5 million and $1.5 million at December 31, 2007 and 2006, respectively. The services provided are considered normal to the daily operations of both airlines.
Banco General, S. A. (“Banco General”). The Company has a strong commercial banking relationship with Banco General, S. A. The Company’s shareholders own approximately 40% of BG Financial Group, which is the controlling company of Banco General.
The Company obtains financing from Banco General under short to medium-term financing arrangements for part of the commercial loan tranche of one of the Company’s Export-Import Bank facilities. The Company also maintains general lines of credit and time deposit accounts with Banco General.
Interest payments to Banco General totaled $0.2 million, $0.6 million and $1.4 million in 2008, 2007 and 2006, respectively, and the Company received interest income of $0.2 million, $4.5 million, and $1.5 million in 2008, 2007 and 2006, respectively. The debt balance outstanding at December 31 amounted to $1.1 million and $4.8 million in 2008 and 2007, respectively. These amounts are included in “Current maturities of long-term debt” and “Long-term debt” in the Consolidated Balance Sheets.
ASSA Compañía de Seguros, S. A. (“ASSA”). Panamanian law requires the Company to maintain its insurance policies through a local insurance company. The Company has contracted ASSA, an insurance company controlled by the Company’s controlling shareholders, to provide substantially all of its insurance. ASSA has, in turn, reinsured almost all of the risks under those policies with insurance companies in Europe. The net payment to ASSA, after taking into account the reinsurance of these risks totaled $0.03 million in each of 2008, 2007 and 2006.
Petróleos Delta, S. A. (“Delta Petroleum”). During 2005, the Company entered into a contract with Petróleos Delta, S.A. to supply its jet fuel needs. The price agreed to under this contract is based on the two week average of the U.S. Gulf Coast Waterborne Mean index plus local taxes, certain third-party handling charges and a handling charge to Delta. The contract has a one year term that automatically renews for one year period unless terminated by one of the parties. While the Company’s controlling shareholders do not hold a controlling equity interest in Petróleos Delta, S.A., various of the Company’s Board of Directors also are board members of Petróleos Delta, S.A. Payments to Petróleos Delta totaled $185.8 million in 2008, $126.0 million in 2007 and $77.9 million in 2006.
Desarrollo Inmobiliario del Este, S. A. (“Desarrollo Inmobiliario”). During January 2006, the Company moved into its new headquarters, a recently constructed building located six miles away from Tocumen International Airport. The Company leases five floors consisting of approximately 104,000 square feet of the building from Desarrollo Inmobiliario, an entity controlled by the same group of investors that controls CIASA, under a ten-year lease at a rate of $0.1 million per month. Payments to Desarrollo Inmobiliario del Este, S.A. totaled $2.0 million, $1.9 million, $1.8 million in 2008, 2007 and 2006, respectively.

COPA HOLDINGS, S. A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Galindo, Arias & Lopez. Most of the Company’s legal work, including passing on the validity of the shares offered, is carried out by the law firm Galindo, Arias & Lopez. Certain partners of Galindo, Arias & Lopez are indirect shareholders of CIASA and serve on the Company’s Board of Directors. Payments to Galindo, Arias & Lopez totaled $0.3 million, $0.4 million and $0.3 million in 2008, 2007 and 2006, respectively.
Other Transactions. The Company purchases most of the alcohol and other beverages served on its aircraft from Motta Internacional, S.A. and Global Brands, S.A., both of which are controlled by the Company’s controlling shareholders. The Company does not have any formal contracts for these purchases, but pays wholesale prices based on price lists periodically submitted by those importers. The Company paid $0.7 million, $0.6 million and $0.5 million in 2008, 2007 and 2006, respectively.
The Company’s telecommunications and other data services have been provided by Telecarrier, Inc., since February 2003. Some of the controlling shareholders of CIASA have a controlling interest in Telecarrier. Payments to Telecarrier totaled $0.6 million, $0.6 million and $0.5 million in 2008, 2007 and 2006, respectively.
The Company receives services from Call Center Corporation, a call center that operates Copa Airlines’ reservations and sales services and handles calls from Panama as well as most other countries Copa Airlines flies to. One of the Company’s directors is one of the owners of this call center. Payments to Call Center Corporation totaled $4.0 million, $2.6 million and $2.4 in 2008, 2007 and 2006, respectively.
The advertising agency that the Company uses in Panama, RD Nexos, S.A., is owned by the brother-in-law of the Company’s chief executive officer. Gross invoices for all services performed through RDP totaled $1.2 million, $1.6 million and $1.5 million in 2008, 2007 and 2006, respectively.
15. Commitments and Contingencies
The Company has a purchase contract with Boeing for 16 Boeing 737-Next Generation aircraft, under which the Company has thirteen (13) firm orders and three (3) purchase options. Additionally, the Company has a purchase contract with Embraer for 11 Embraer 190 aircraft, under which the Company has five (5) purchase options and six (6) purchase rights.
The firm orders have an approximate value of $1.0 billion based on aircraft list prices, including estimated amounts for contractual price escalation and pre-delivery deposits. The Company is scheduled to take delivery of the aircraft underlying the 13 firm orders between 2009 and 2012.
Covenants
As a result of the various aircraft financing contracts entered into by the Company, the Company is required to comply with certain financial covenants. These covenants, among other things, require the Company to maintain an EBITDAR to fixed charge ratio of at least 2.5 times, a minimum tangible net worth of $160 million, an EBITDAR to finance charge expense ratio of at least 2.0 times, a net borrowings to Company’s capitalization ratio of less than 85%, a total liability plus operating leases minus operating cash to tangible net worth ratio of less than 5.5, a long-term obligations to EBITDAR ratio of less than 6.0, a minimum unrestricted cash balance of $50 million and a minimum of $75 million in available cash, cash equivalents and short-term investments.
As of December 31, 2008, the Company was in compliance with all required covenants.

COPA HOLDINGS, S. A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Labor Unions
Approximately 49% of the Company’s 5,901 employees are unionized. There are currently seven (7) union organizations; five (5) covering employees in Panama and two (2) covering employees in Colombia.
The five (5) unions covering employees in Panama include: the pilots’ union (SIPAC); the flight attendants’ union (SIPANAB); the mechanics’ union (SINTECMAP); the traffic attendants’ union (UGETRACO); and a generalized union (SIELAS), which represents ground personnel, messengers, drivers, counter agents and other non-executive administrative staff. Copa Airlines entered into a new collective bargaining agreement with SIELAS on June 2008 which will end May 2013. Typically, collective bargaining agreements in Panama have terms of four years. Copa Airlines has traditionally experienced good relations with its unions.
The two (2) unions covering employees in Colombia are: the pilots’ union (ACDAC) and the traffic attendant’s union (ACAV). AeroRepública entered into a new collective bargaining agreement with ACAV, on July 17, 2008 which will end December 31, 2011. AeroRepública’s entered into a new collective bargaining agreement with ACDAC on March 3, 2008 that will end December 31, 2010. Typically, collective bargaining agreements in Colombia have terms of two to four years. AeroRepública has traditionally experienced good relations with its unions.
Lines of Credit for Working Capital and Letters of Credit
The Company maintained available facilities for letters of credit with several banks with outstanding balances of $34.6 million and $33.8 million at December 31, 2008 and 2007, respectively. These letters of credit are pledged for operating lessors, maintenance providers and airport operators. Of this total, $20 million are letters of credit opened on behalf of AeroRepública for the same purposes listed above.
In addition, Copa Airlines has committed lines of credit totaling $31.1 million, including one line of credit for $15 million with Banco General and an overdraft line of credit of $10 million with Towerbank. These lines of credit have been put in place to bridge liquidity gaps and for other potential contingencies. Due to Copa Airlines’ current cash position, the lines of credit do not have outstanding balances.

COPA HOLDINGS, S. A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
16. Subsequent Events
Stock Grants
During first quarter of 2009, the Compensation Committee of the Company’s Board of Directors approved two (2) new awards. Awards were granted under these new plans for 124,052 shares of non-vested stock, which will vest over three (3) years. The Company estimates the fair value of these awards to be approximately $2.7 million and the 2009 compensation cost for these plans is $0.9 million.
17. Segment Reporting
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

COPA HOLDINGS, S. A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Operating information for the Copa segment and the AeroRepública segment for the period ended December 31, 2008, 2007 and 2006 is as follow (in millions):

	2008	2007	2006

Operating Revenues:
Copa Segment	$1,035.9	$806.2	$676.2
AeroRepública segment	264.9	226.0	175.9
Eliminations	(12.1)	(4.9)	(0.9)

Consolidated	$1,288.8	$1,027.3	$851.2

Depreciation:
Copa Segment	$38.1	$30.7	$23.7
AeroRepública segment	4.8	4.6	1.2

Consolidated	$42.9	$35.3	$24.9

Aircraft Rentals:
Copa Segment	$31.3	$27.8	$23.9
AeroRepública segment	22.7	14.8	14.6
Eliminations	(11.0)	(4.0)	(0.3)

Consolidated	$43.0	$38.6	$38.2

Operating income:
Copa Segment	$208.2	$171.7	$166.6
AeroRepública segment	15.8	25.8	(0.5)

Consolidated	$224.0	$197.5	$166.1

Interest expense:
Copa Segment	$(34.3)	$(33.8)	$(25.2)
AeroRepública segment	(5.9)	(8.0)	(2.2)

Consolidated	$(40.2)	$(41.8)	$(27.4)

Interest income:
Copa Segment	$10.5	$11.7	$6.9
AeroRepública segment	0.6	0.5	0.4

Consolidated	$11.1	$12.2	$7.3

Income (loss) before income taxes:
Copa Segment	$130.9	$165.6	$155.5
AeroRepública segment	5.3	13.3	(9.4)

Consolidated	$136.1	$178.9	$146.1

Total Assets at End of Period:
Copa Segment	$1,823.5	$1,546.6	$1,168.1
AeroRepública segment	258.6	256.3	132.9
Eliminations	(127.8)	(95.6)	(46.0)

Consolidated	$1,954.2	$1,707.3	$1,255.0

Capital Expenditures:
Copa Segment	$212.7	$250.5	$222.0
AeroRepública segment	3.2	115.6	30.0

Consolidated	$215.9	$366.1	$252.0

COPA HOLDINGS, S. A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Information concerning operating revenue by principal geographic area for the period ended December 31 is as follow (in millions):

	2008	2007	2006
North America	$186.1	$152.1	$131.2
Central America and Caribbean	192.4	162.3	157.0
South America	710.3	573.6	450.3
Panama	200.0	139.3	112.7

Total operating revenue	$1,288.8	$1,027.3	$851.2

We attribute revenue among the geographical areas based upon point of sales. Our tangible assets and capital expenditures consist primarily of flight and related ground support equipment, which is mobile across geographic markets and, therefore, has not been allocated.

Schedule II — Valuation and Qualifying Accounts

	Balance at	Additions	Deductions
	Beginning of	Charged To	from	Balance at
Description	Year	Expense	Reserves	End of Year
	(in thousands)

2008
Allowance for Doubtful Accounts	$8,157	$3,401	$(6,556)	$5,002
Allowance for Obsolescence of Expendable Parts and Supplies	35	18	0	53

2007
Allowance for Doubtful Accounts	$7,305	$4,276	$(3,424)	$8,157
Allowance for Obsolescence of Expendable Parts and Supplies	21	14	0	35

2006
Allowance for Doubtful Accounts	$4,911	$3,764	$(1,370)	$7,305
Allowance for Obsolescence of Expendable Parts and Supplies	9	12	0	21

S-2

EXHIBIT INDEX

Exhibit
Number		Description

1.1	**	English translation of the Articles of Incorporation (Pacto Social) of the Registrant

2.1
Supplemental Agreement, dated May 13, 2008, among Copa Holdings, S.A., Corporación de Inversiones Aéreas, S.A. and Continental Airlines, Inc. (Incorporated by reference to our Registration Statement on Form F-3ASR filed on May 13, 2008)

2.2	*	Form of Amended and Restated Registration Rights Agreement among Copa Holdings, S.A., Corporación de Inversiones Aéreas, S.A. and Continental Airlines, Inc.

10.1	**†	Aircraft Lease Agreement, dated as of October 1, 1998, between First Security Bank and Compañía Panameña de Aviación, S.A., in respect of Boeing Model 737-71Q Aircraft, Serial No. 29047

10.2	**†
Letter Agreement dated as of November 6, 1998 amending Aircraft Lease Agreement, dated October 1, 1998, between First Security Bank and Compañía Panameña de Aviación, S.A., in respect of One Boeing Model 737-71Q Aircraft, Manufacturer’s Serial No. 29047

10.3	**†
Aircraft Lease Amendment Agreement dated as of May 21, 2004 to Aircraft Lease Agreement, dated October 1, 1998, between First Security Bank and Compañía Panameña de Aviación, S.A., in respect of Boeing Model 737-71Q Aircraft, Serial No. 29047

10.4	**†	Aircraft Lease Agreement, dated as of October 1, 1998, between First Security Bank and Compañía Panameña de Aviación, S.A., in respect of Boeing Model 737-71Q Aircraft, Serial No. 29048

10.5	**†
Letter Agreement dated as of November 6, 1998 amending Aircraft Lease Agreement, dated as of October 1, 1998, between First Security Bank and Compañía Panameña de Aviación, S.A., in respect of Boeing Model 737-71Q Aircraft, Serial No. 29048

10.6	**†
Aircraft Lease Amendment Agreement dated as of May 21, 2003 to Aircraft Lease Agreement, dated October 1, 1998, between First Security Bank and Compañía Panameña de Aviación, S.A., in respect of Boeing Model 737-71Q Aircraft, Serial No. 29048

10.7	**†	Aircraft Lease Agreement, dated as of November 18, 1998, between Aviation Financial Services Inc. and Compañía Panameña de Aviación, S.A., Boeing Model 737-700 Aircraft, Serial No. 28607

10.8	**†
Letter Agreement No. 1 dated as of November 18, 1998 to Aircraft Lease Agreement, dated November 18, 1998, between Aviation Financial Services Inc. and Compañía Panameña de Aviación, S.A., Boeing Model 737-700 Aircraft, Serial No. 28607

10.9	**†
Letter Agreement No. 2 dated as of March 8, 1999 to Aircraft Lease Agreement, dated November 18, 1998, between Aviation Financial Services Inc. and Compañía Panameña de Aviación, S.A., Boeing Model 737-700 Aircraft, Serial No. 28607

10.10	**†
Lease Extension and Amendment Agreement dated as of April 30, 2003, to Aircraft Lease Agreement, dated November 18, 1998, between Aviation Financial Services Inc. and Compañía Panameña de Aviación, S.A., Boeing Model 737-700 Aircraft, Serial No. 28607

10.11	**†	Aircraft Lease Agreement, dated as of November 18, 1998, between Aviation Financial Services Inc. and Compañía Panameña de Aviación, S.A., Boeing Model 737-700 Aircraft, Serial No. 30049

10.12	**†
Letter Agreement No. 1 dated as of November 18, 1998 to Aircraft Lease Agreement, dated November 18, 1998, between Aviation Financial Services Inc. and Compañía Panameña de Aviación, S.A., Boeing Model 737-700 Aircraft, Serial No. 30049

10.13	**†
Letter Agreement No. 2 dated as of March 8, 1999 to Aircraft Lease Agreement, dated November 18, 1998, between Aviation Financial Services Inc. and Compañía Panameña de Aviación, S.A., Boeing Model 737-700 Aircraft, Serial No. 30049

10.14	**†
Lease Extension and Amendment Agreement dated as of April 30, 2003, to Aircraft Lease Agreement, dated November 18, 1998, between Aviation Financial Services Inc. and Compañía Panameña de Aviación, S.A., Boeing Model 737-700 Aircraft, Serial No. 30049

Exhibit
Number		Description

10.15	**†	Aircraft Lease Agreement, dated as of November 30, 2003, between International Lease Finance Corporation and Compañía Panameña de Aviación, S.A., New B737-700 or 800, Serial No. 30676

10.16	**†	Aircraft Lease Agreement, dated as of March 4, 2004, between International Lease Finance Corporation and Compañía Panameña de Aviación, S.A., New B737-700 or 800, Serial No. 32800

10.17	**†	Aircraft Lease Agreement dated as of December 23, 2004, between Wells Fargo Bank Northwest, N.A. and Compañía Panameña de Aviación, S.A., in respect of Boeing B737-800 Aircraft, Serial No. 29670

10.18	**†	Embraer 190LR Purchase Agreement DCT-006/2003 dated as of May 2003 between Embraer— Empresa Brasileira de Aeronáutica S.A. and Regional Aircraft Holdings Ltd.

10.19	**†	Letter Agreement DCT-007/2003 between Embraer—Empresa Brasileira de Aeronáutica S.A. and Regional Aircraft Holdings Ltd., relating to Purchase Agreement DCT-006/2003

10.20	**†	Letter Agreement DCT-008/2003 between Embraer—Empresa Brasileira de Aeronáutica S.A. and Regional Aircraft Holdings Ltd., relating to Purchase Agreement DCT-006/2003

10.21	*†	Embraer 190 Purchase Agreement COM 0028-06 dated February 2006 between Embraer—Empresa Brasileira de Aeronáutica S.A. and Copa Holdings, S.A. relating to Embraer 190LR aircraft

10.22	*†	Letter Agreement COM 0029-06 to the Embraer Agreement dated February 2006 between Embraer—Empresa Brasileira de Aeronáutica S.A. and Copa Holdings, S.A. relating to Embraer 190LR aircraft

10.23	**†	Aircraft General Terms Agreement, dated November 25, 1998, between The Boeing Company and Copa Holdings, S.A.

10.24	**†	Purchase Agreement Number 2191, dated November 25, 1998, between The Boeing Company and Copa Holdings, S.A., Inc. relating to Boeing Model 737-7V3 & 737-8V3 Aircraft

10.25	**†	Supplemental Agreement No. 1 dated as of June 29, 2001 to Purchase Agreement Number 2191 between The Boeing Company and Copa Holdings, S.A.

10.26	**†	Supplemental Agreement No. 2 dated as of December 21, 2001 to Purchase Agreement Number 2191 between The Boeing Company and Copa Holdings, S.A.

10.27	**†	Supplemental Agreement No. 3 dated as of June 14, 2002 to Purchase Agreement Number 2191 between The Boeing Company and Copa Holdings, S.A.

10.28	**†	Supplemental Agreement No. 4 dated as of December 20, 2002 to Purchase Agreement Number 2191 between The Boeing Company and Copa Holdings, S.A.

10.29	**†	Supplemental Agreement No. 5 dated as of October 31, 2003 to Purchase Agreement Number 2191 between The Boeing Company and Copa Holdings, S.A.

10.30	**†	Supplemental Agreement No. 6 dated as of September 9, 2004 to Purchase Agreement Number 2191 between The Boeing Company and Copa Holdings, S.A.

10.31	**†	Supplemental Agreement No. 7 dated as of December 9, 2004 to Purchase Agreement Number 2191 between The Boeing Company and Copa Holdings, S.A.

10.32	**†	Supplemental Agreement No. 8 dated as of April 15, 2005 to Purchase Agreement Number 2191 between The Boeing Company and Copa Holdings, S.A.

10.33	*†	Supplemental Agreement No. 9 dated as of March 16, 2006 to the Boeing Purchase Agreement Number 2191 dated November 25, 1998 between the Boeing Company and Copa Holdings, S.A.

10.34	*†	Supplemental Agreement No. 10 dated as of May 8, 2006 to the Boeing Purchase Agreement Number 2191 dated November 25, 1998 between the Boeing Company and Copa Holdings, S.A.

10.35	**†	Maintenance Cost per Hour Engine Service Agreement, dated March 5, 2003, between G.E. Engine Services, Inc. and Copa Holdings, S.A.

10.36	**†	English translation of Aviation Fuel Supply Agreement, dated July 18, 2005, between Petróleos Delta, S.A. and Compañía Panameña de Aviación, S.A.

Exhibit
Number		Description

10.37	**	Form of Guaranteed Loan Agreement

10.38	**	Form of Amended and Restated Alliance Agreement between Continental Airlines, Inc. and Compañía Panameña de Aviación, S.A.

10.39	**	Form of Amended and Restated Services Agreement between Continental Airlines, Inc. and Compañía Panameña de Aviación, S.A.

10.40	**	Form of Amended and Restated Frequent Flyer Program Participation Agreement

10.41	**	Form of Copa Holdings, S.A. 2005 Stock Incentive Plan

10.42	**	Form of Copa Holdings, S.A. Restricted Stock Award Agreement

10.43	**	Form of Indemnification Agreement with the Registrant’s directors

10.44	†
Supplemental Agreement No. 11 dated as of August 30, 2006 to the Boeing Purchase Agreement Number 2191 dated November 25, 1998 between the Boeing Company and Copa Holdings, S.A. (Incorporated by reference to our Annual Report on Form 20-F filed on July 2, 2007)

10.45	†
Supplemental Agreement No. 12 dated as of February 26, 2007 to the Boeing Purchase Agreement Number 2191 dated November 25, 1998 between the Boeing Company and Copa Holdings, S.A. (Incorporated by reference to our Annual Report on Form 20-F filed on July 2, 2007)

10.46	†
Supplemental Agreement No. 13 dated as of April 23, 2007 to the Boeing Purchase Agreement Number 2191 dated November 25, 1998 between the Boeing Company and Copa Holdings, S.A. (Incorporated by reference to our Annual Report on Form 20-F filed on July 2, 2007)

10.47	†
Supplemental Agreement No. 14 dated as of August 31, 2007 to the Boeing Purchase Agreement Number 2191 dated November 25, 1998 between the Boeing Company and Copa Holdings, S.A. (Incorporated by reference to our Annual Report on Form 20-F filed on May 9, 2008)

10.48	†
Supplemental Agreement No. 15 dated as of February 21, 2008 to the Boeing Purchase Agreement Number 2191 dated November 25, 1998 between the Boeing Company and Copa Holdings, S.A. (Incorporated by reference to our Annual Report on Form 20-F filed on May 9, 2008)

10.49	††	Supplemental Agreement No. 16 dated as of June 30, 2008 to the Boeing Purchase Agreement Number 2191 dated November 25, 1998 between the Boeing Company and Copa Holdings, S.A.

10.50	††	Supplemental Agreement No. 17 dated as of December 15, 2008 to the Boeing Purchase Agreement Number 2191 dated November 25, 1998 between the Boeing Company and Copa Holdings, S.A.

12.1		Certification of the Chief Executive Officer, pursuant to Rules 13a-14 and 15d-14 under the Securities Exchange Act of 1934.

12.2		Certification of the Chief Financial Officer, pursuant to Rules 13a-14 and 15d-14 under the Securities Exchange Act of 1934.

13.1		Certification of Chief Executive Officer, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2		Certification of the Chief Financial Officer, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

21.1	**	Subsidiaries of the Registrant

*	Previously filed with the SEC as an exhibit and incorporated by reference from our Registration Statement on Form F-1, filed June 15, 2006, File No. 333-135031.

**	Previously filed with the SEC as an exhibit and incorporated by reference from our Registration Statement on Form F-1, filed November 28, 2005, as amended on December 1, 2005 and December 13, 2005, File No. 333-129967.

†	The Registrant was granted confidential treatment for portions of this exhibit.

††	The Registrant has requested confidential treatment for portions of this exhibit.