Form 20-F
period 2009-12-31
Copa Holdings, S.A.
filed 2010-03-17
CIK 1345105

As filed with the Securities and Exchange Commission on March 16, 2010

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
FOR THE FISCAL YEAR ENDED DECEMBER 31, 2009
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
None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: At December 31, 2009, there were outstanding 43,344,978 shares of common stock, without par value, of which 30,566,853 were Class A shares and 12,778,125 were Class B shares.
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☑ Yes ☐ No
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. ☐ Yes ☑ No
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☑ Yes ☐ No
Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). ☐ Yes ☐ No
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☑	Accelerated filer ☐	Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company ☐
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

ii

Presentation of Financial and Statistical Data
Included elsewhere in this annual report are our audited consolidated balance sheets as of December 31, 2008 and 2009 and the audited consolidated statements of income, changes in shareholders’ equity and cash flows for the years ended December 31, 2007, 2008 and 2009. The consolidated financial information as of December 31, 2005, 2006 and 2007, and for the years ended December 31, 2005 and 2006 has been derived from our audited consolidated financial statements that were prepared in accordance with accounting principles generally accepted in the United States, or U.S. GAAP and which have not been included in this annual report. Our audited consolidated financial statements have been prepared in accordance with U.S. GAAP and are stated in U.S. dollars. We began consolidating the results of our AeroRepública operating subsidiary as of its acquisition date on April 22, 2005. Unless otherwise indicated, all references in the annual report to “$” or “dollars” refer to U.S. dollars, and all references to “Pesos” or “Ps.” refer to Colombian pesos, the local currency of Colombia.
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
Item 2. Offer Statistics and Expected Timetable
Not applicable.
Item 3. Key Information
A. Selected Financial Data
The following table presents summary consolidated financial and operating data for each of the periods indicated. Our consolidated financial statements are prepared in accordance with U.S. GAAP and are stated in U.S. dollars. You should read this information in conjunction with our consolidated financial statements included in this annual report and the information under “Item 5. Operating and Financial Review and Prospects” appearing elsewhere in this annual report.
The summary consolidated financial information as of December 31, 2008 and 2009 and for the years ended December 31, 2007, 2008 and 2009 has been derived from our audited consolidated financial statements included elsewhere in this annual report. The consolidated financial information as of December 31, 2005, 2006 and 2007, and for the years ended December 31, 2005 and 2006 has been derived from our audited consolidated financial statements that were prepared under U.S. GAAP and which have not been included in this annual report.
We have acquired 99.9% of the stock of AeroRepública, a Colombian air carrier, and began consolidating its results on April 22, 2005. As a result of this acquisition, our financial information prior to and after the acquisition is not comparable.

	Year Ended December 31,
	2005(21)	2006	2007	2008	2009
	(in thousands of dollars, except share and per share data and operating data)
INCOME STATEMENT DATA
Operating revenue:
Passenger revenue	$563,520	$798,901	$967,066	$1,217,311	$1,186,717
Cargo, mail and other	45,094	52,259	60,198	71,478	66,370

Total operating revenues	608,614	851,160	1,027,264	1,288,789	1,253,087
Operating expenses:
Aircraft fuel	149,303	217,730	265,387	404,669	300,816
Salaries and benefits	69,730	91,382	116,691	139,431	157,879
Passenger servicing	50,622	64,380	82,948	98,775	110,768
Commissions	45,087	57,808	65,930	67,177	57,565
Reservations and sales	29,213	38,212	48,229	54,996	56,280
Maintenance, materials and repairs	32,505	50,057	51,249	66,438	76,732
Depreciation	19,857	24,874	35,328	42,891	47,079
Flight operations	24,943	33,740	43,958	56,425	60,873
Aircraft rentals	27,631	38,169	38,636	43,008	46,538
Landing fees and other rentals	17,909	23,929	27,017	32,467	33,628
Other	32,622	44,758	55,093	58,521	62,186
Special fleet charges(1)	—	—	7,309	—	19,417
Gain from involuntary conversion(2)	—	—	(8,019)	—	—

Total operating expenses	499,422	685,039	829,756	1,064,798	1,029,761

Operating income	109,192	166,121	197,508	223,991	223,326

Non-operating income (expense):
Interest expense	(21,629)	(29,150)	(44,332)	(42,071)	(32,938)
Interest capitalized	1,089	1,712	2,570	1,921	693
Interest income	3,544	7,257	12,193	11,130	9,185
Other, net(3)	395	185	10,987	(58,843)	59,703

Total non-operating expenses, net	(16,601)	(19,996)	(18,582)	(87,863)	36,643
Income before income taxes	92,591	146,125	178,926	136,128	259,969
Provision for income taxes	(9,592)	(12,286)	(17,106)	(17,469)	(19,610)

Net income	82,999	133,839	161,820	118,659	240,359

BALANCE SHEET DATA
Total cash, cash equivalents and short-term investments	$114,490	$197,380	$308,358	$396,826	$352,068

	Year Ended December 31,
	2005(21)	2006	2007	2008	2009
	(in thousands of dollars, except share and per share data and operating data)
Accounts receivable, net	46,533	62,137	74,169	75,201	80,791
Total current assets	184,351	290,651	435,736	522,464	502,154
Purchase deposits for flight equipment	52,753	65,150	64,079	84,861	198,697
Total property and equipment	637,543	862,283	1,166,262	1,337,669	1,481,687
Total assets	916,912	1,255,015	1,707,251	1,954,225	2,092,869
Long-term debt	402,954	529,802	732,209	800,196	750,971
Total shareholders’ equity	245,867	371,669	531,637	632,432	865,628
Capital stock	29,223	32,563	37,372	42,964	48,244

CASH FLOW DATA
Net cash provided by operating activities	$115,368	$193,468	$221,941	$198,105	$282,436
Net cash used in investing activities	(159,886)	(258,980)	(334,758)	(322,780)	(151,451)
Net cash provided by financing activities	38,929	141,498	228,295	59,519	(87,849)

OTHER FINANCIAL DATA
EBITDA(4)	129,444	191,180	243,823	208,039	330,108
Aircraft rentals	27,631	38,169	38,636	43,008	46,538
Operating margin(5)	17.9%	19.5%	19.2%	17.4%	17.8%
Weighted average shares used in computing net income per share (basic)(6)	42,812,500	43,517,489	43,782,386	43,822,879	43,910,929
Weighted average shares used in computing net income per share (diluted)(6)	42,812,500	43,517,489	43,782,386	43,822,879	43,910,929
Net income (loss) per share (basic)(6)	$1.94	$3.08	$3.70	$2.71	$5.47
Net income (loss) per share (diluted)(6)	$1.94	$3.08	$3.70	$2.71	$5.47
Dividends declared per share	$0.24	$0.19	$0.31	$0.37	$0.37

OPERATING DATA
Revenue passengers carried(7)	4,361	5,741	6,015	6,485	7,182
Revenue passenger miles(8)	3,824	5,017	5,861	6,717	7,397
Available seat miles(9)	5,359	6,866	7,918	8,845	9,911
Load factor(10)	71.4%	73.1%	74.0%	75.9%	74.6%
Break-even load factor(11)	58.0%	58.0%	58.5%	67.1%	56.2%
Total block hours(12)	103,628	130,818	157,200	182,692	206,720
Average daily aircraft utilization(13)	9.8	9.8	9.6	9.6	10.1
Average passenger fare	129.2	139.2	160.8	187.7	165.2
Yield(14)	14.74	15.92	16.50	18.12	16.04
Passenger revenue per ASM(15)	10.51	11.64	12.21	13.76	11.97
Operating revenue per ASM(16)	11.36	12.40	12.97	14.57	12.64
Operating expenses per ASM (CASM)(17)	9.32	9.98	10.48	12.04	10.39
Departures	48,934	65,471	71,893	79,664	88,294
Average daily departures	156.6	179.4	197.0	217.7	241.9
Average number of aircraft	31.0	38.6	45.0	52.0	56.3
Airports served at period end	36	42	46	51	51

SEGMENT FINANCIAL DATA
Copa:
Operating revenue	$505,655	$676,168	$806,201	$1,035,945	$1,024,473
Operating expenses	402,684	509,540	634,521	827,713	810,201
Depreciation	19,242	23,732	30,710	38,107	43,174
Aircraft rentals	22,096	23,842	27,756	31,271	26,037
Interest expense	19,424	26,907	36,300	36,208	30,086
Interest capitalized	1,089	1,712	2,570	1,921	693
Interest income	3,376	6,887	11,720	10,514	8,121
Net income (loss) before tax	89,745	155,533	165,571	119,355	254,346
Total assets	851,075	1,168,121	1,546,623	1,823,512	1,918,964
AeroRepública:
Operating revenue	$103,016	$175,883	$226,042	$264,912	$240,359
Operating expenses	96,839	176,388	200,474	249,152	232,743
Depreciation	615	1,142	4,618	4,783	3,905
Aircraft rentals	5,535	14,604	14,760	22,732	26,187
Interest expense	2,205	2,243	8,032	5,863	2,852
Interest capitalized	—	—	—	—	—
Interest income	168	370	473	616	1,064
Net income (loss) before tax	2,846	(9,408)	13,354	5,277	5,229
Total assets	98,091	132,872	256,349	258,562	318,906

SEGMENT OPERATING DATA
Copa:
Available seat miles(9)	4,409	5,239	6,298	7,342	8,319
Load factor(10)	73.4%	77.8%	78.4%	78.8%	76.0%
Break-even load factor	56.8%	56.1%	58.7%	67.2%	53.2%
Yield(14)	14.41	15.49	15.33	16.81	15.25
Operating revenue per ASM(16)	11.47	12.91	12.80	14.11	12.31
CASM(17)	9.13	9.73	10.08	11.27	9.74
Average stage length(19)	1,123	1,158	1,207	1,216	1,214

	Year Ended December 31,
	2005(21)	2006	2007	2008	2009
	(in thousands of dollars, except share and per share data and operating data)
On time performance(18)	91.7%	91.0%	86.9%	87.5%	87.6%

AeroRepública:(22)
Available seat miles(9)	950	1,627	1,620	1,503	1,592
Load factor(10)	62.0%	57.9%	57.2%	61.7%	67.5%
Break even load factor	60.7%	61.9%	53.8%	62.0%	67.3%
Yield(14)	16.53	17.79	22.74	26.31	20.71
Operating revenue per ASM(16)	10.84	10.81	13.95	17.63	15.10
CASM(17)	10.19	10.84	12.37	16.58	14.62
Average stage length(19)	360	370	398	421	429
On time performance(20)	70.4%	80.3%	72.8%	84.2%	90.1%

(1)	Represents expenses related to costs associated with terms negotiated for the early termination its MD-80 aircraft as a result of AeroRepública’s transition to a more fuel efficient all Embraer-190 fleet.

(2)	Represents gain on involuntary conversion of non-monetary assets to monetary assets related to insurance proceeds in excess of aircraft book value.

(3)	Consists primarily of changes in the fair value of fuel derivative contracts, foreign exchange gains/losses and gains on sale of Boeing 737-200 aircraft. See “Item 5. Operating and Financial Review and Prospects” and the notes to our consolidated financial statements.

(4)	EBITDA represents net income (loss) plus the sum of interest expense, income taxes, depreciation and amortization minus the sum of interest capitalized and interest income. EBITDA is presented as supplemental information because we believe it is a useful indicator of our operating performance and is useful in comparing our operating performance with other companies in the airline industry. However, EBITDA should not be considered in isolation, as a substitute for net income prepared in accordance with U.S. GAAP or as a measure of a company’s profitability. In addition, our calculation of EBITDA may not be comparable to other companies’ similarly titled measures. The following table presents a reconciliation of our net income to EBITDA for the specified periods:

	Year Ended December 31,
	2005	2006	2007	2008	2009
	(in thousands of dollars)
Net income	$82,999	$133,839	$161,820	$118,659	$240,359
Interest expense	21,629	29,150	44,332	42,071	32,938
Income taxes	9,592	12,286	17,106	17,469	19,610
Depreciation	19,857	24,874	35,328	42,891	47,079

Subtotal	134,077	200,149	258,586	221,090	339,986

Interest capitalized	(1,089)	(1,712)	(2,570)	(1,921)	(693)
Interest income	(3,544)	(7,257)	(12,193)	(11,130)	(9,185)

EBITDA	129,444	191,180	243,823	208,039	330,108

Aircraft rentals represents a significant operating expense of our business. Because we leased several of our aircraft during the periods presented, we believe that when assessing our EBITDA you should also consider the impact of our aircraft rent expense, which was $27.6 million in 2005, $38.2 million in 2006, $38.6 million in 2007, $43.0 million in 2008 and $46.5 million in 2009.

(5)	Operating margin represents operating income divided by operating revenues.

(6)	All share and per share amounts have been retroactively adjusted to reflect the current capital structure described under “Description of Capital Stock” and in the notes to our consolidated financial statements. In 2009, we changed our method of calculating earnings per share and adjusted prior period data accordingly. See Note 10 to our Consolidated Financial Statements.

(7)	Total number of paying passengers (including all passengers redeeming OnePass frequent flyer miles and other travel awards) flown on all flight segments, expressed in thousands.

(8)	Number of miles flown by scheduled revenue passengers, expressed in millions.

(9)	Aircraft seating capacity multiplied by the number of miles the seats are flown, expressed in millions.

(10)	Percentage of aircraft seating capacity that is actually utilized. Load factors are calculated by dividing revenue passenger miles by available seat miles.

(11)	Load factor that would have resulted in total revenues being equal to total expenses, excluding the effect of fuel derivative mark-to-market and special fleet charges, this figure would have been 57.9% in 2005, 57.7% in 2006, 58.6% in 2007, 63.0% in 2008 and 59.2% in 2009.

(12)	The number of hours from the time an airplane moves off the departure gate for a revenue flight until it is parked at the gate of the arrival airport.

(13)	Average number of block hours operated per day per aircraft for the total aircraft fleet.

(14)	Average amount (in cents) one passenger pays to fly one mile.

(15)	Passenger revenues (in cents) divided by the number of available seat miles.

(16)	Total operating revenues for passenger related costs (in cents) divided by the number of available seat miles.

(17)	Total operating expenses for passenger aircraft related costs (in cents) divided by the number of available seat miles.

(18)	Percentage of flights that arrive at the destination gate within fifteen minutes of scheduled arrival.

(19)	The average number of miles flown per flight.

(20)	Percentage of flights that depart within fifteen minutes of the scheduled departure time.

(21)	For AeroRepública operating data, this period covers from April 22, 2005 until December 31, 2005 which corresponds to the period that AeroRepública was consolidated in our financial statements.

(22)	AeroRepública has not historically distinguished between revenue passengers and non-revenue passengers. Although we have implemented systems at AeroRepública to record that information, revenue passenger information and other statistics derived from revenue passenger data for the year ended December 31, 2005, 2006, 2007, 2008 and 2009 has been derived from estimates that we believe to be materially accurate.
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
We have grown rapidly over the past nine years. During the next several years we intend to continue to grow our fleet, expand our service to new markets and increase the frequency of flights to the markets we currently serve. Achieving these goals is essential in order for our business to benefit from cost efficiencies resulting from economies of scale. We expect to have substantial cash needs as we expand, including cash required to fund aircraft purchases or aircraft deposits as we add to our fleet. We cannot assure you that we will have sufficient cash to fund such projects, and if we are unable to successfully expand our route system, our future revenue and earnings growth would be limited.
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
Additionally, a significant portion of our revenues is derived from discretionary and leisure travel which are especially sensitive to economic downturns. A continued recessionary environment could result in a reduction in passenger traffic, and leisure travel in particular, as well as a reduction in our cargo business, and could also impact our ability to raise fares, which in turn would materially and negatively affect our financial condition and results of operations.
The cost of refinancing our debt and obtaining additional financing for new aircraft has increased and may continue to increase.
We currently finance our aircraft through bank loans and operating leases. In the past, we have been able to obtain lease or debt financing on terms attractive to us. We have obtained most of the financing for our Boeing aircraft purchases from commercial financial institutions utilizing guarantees provided by the Export-Import Bank of the United States. The Export-Import Bank provides guarantees to companies that purchase goods from U.S. companies for export, enabling them to obtain financing at substantially lower interest rates as compared to those that they could obtain without a guarantee. The Export-Import Bank does not provide similar guarantees in connection with financing for our aircraft purchases from Embraer since those aircraft are not exports from the United States. At December 31, 2009, we had $363.5 million of outstanding indebtedness that is owed to financial institutions under financing arrangements guaranteed by the Export-Import Bank. We cannot predict whether the Export-Import Bank’s credit support will continue to be available to us to fund future purchases of Boeing aircraft. The Export-Import Bank may in the future limit its exposure to Panama-based companies, to our airline or to airlines generally, or may encourage us to diversify our credit sources by limiting future guarantees.
Similarly, we cannot assure you that we will be able to continue to raise financing from past sources, or from other sources, on terms comparable to our existing financing or at all. The recent turmoil in the financial markets has tightened the availability of credit and has increased the cost of obtaining lease or debt financing. If the cost of such financing continues to increase or we are unable to obtain such financing, we may be forced to incur higher than anticipated financing costs, which could have an adverse impact on the execution of our growth strategy and business.

We are dependent on our alliance with Continental and cannot assure you that it will continue.
We maintain a broad commercial and marketing alliance with Continental Airlines, Inc., or Continental, that has allowed us to enhance our network and, in some cases, offer our customers services that we could not otherwise offer. If Continental were to experience severe financial difficulties or go bankrupt, our alliance and service agreements may be terminated or we may not realize the anticipated benefits from our relationship with Continental. While Continental recorded net income of $459 million, for 2007, it has also suffered significant losses in recent years and has indicated that several factors threaten its ability to sustain profitability, including high fuel cost, the troubled global capital markets, industry competition and terrorism or other international hostilities. We cannot assure you that Continental will be able to sustain its profitability, and as a result, we may be materially and adversely affected by a deterioration of Continental’s financial condition.
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
During 2008, Continental Airlines announced its intention to leave the SkyTeam Alliance and join the Star Alliance, effective the fourth quarter of 2009. Due to the long-standing alliance relationship with Continental, and in order to ensure we remain fully aligned with Continental on a number of important joint initiatives, we also exited the SkyTeam Alliance during the fourth quarter of 2009. We are currently studying our global alliance options, including potentially following Continental to Star Alliance or whether to remain independent of global alliances while forming strong bilateral partnerships with multiple carriers. The absence of, or entrance into, another airline alliance could involve significant risks because we may incur costs or a loss of revenue and anticipated benefits may not be realized. These risks include an inability to join or a delay in joining another alliance due to lack of applicable approvals or difficulty in satisfying entrance requirements, including the requirement that we enter into certain bilateral agreements with each member of another alliance and/or difficulties integrating our technology processes with the other airline members of a prospective alliance. If any of these risks or costs materializes, they could have a material adverse effect on our business, results of operations and financial condition.
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
At the present time, Corporación de Inverstiones Aereas, S.A., or CIASA, a Panamanian entity, is the record owner of all of our Class B voting shares, representing approximately 29.1% of our total share capital and all of the voting power of our capital stock.
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
Our business, financial condition and results of operations could be adversely affected if we or certain aviation authorities in the countries to which we fly fail to maintain the required foreign and domestic governmental authorizations necessary for our operations. In order to maintain the necessary authorizations issued by the AAC, the Colombian Civil Aviation Administration (the Unidad Administrativa Especial de Aeronáutica Civil or UAEAC), and other corresponding foreign authorities, we must continue to comply with applicable statutes, rules and regulations pertaining to the airline industry, including any rules and regulations that may be adopted in the future. We cannot predict or control any actions that the AAC, the UAEAC, or foreign aviation regulators may take in the future, which could include restricting our operations or imposing new and costly regulations. Also, our fares are technically subject to review by the AAC, the UAEAC, and the regulators of certain other countries to which we fly, any of which may in the future impose restrictions on our fares.

We are also subject to international bilateral air transport agreements that provide for the exchange of air traffic rights between each of Panama and Colombia, and various other countries, and we must obtain permission from the applicable foreign governments to provide service to foreign destinations. There can be no assurance that existing bilateral agreements between the countries in which our airline operating companies are based and foreign governments will continue, or that we will be able to obtain more route rights under those agreements to accommodate our future expansion plans. A modification, suspension or revocation of one or more bilateral agreements could have a material adverse effect on our business, financial condition and results of operations. The suspension of our permits to operate to certain airports or destinations, the cancellation of any of our provisional routes or the imposition of other sanctions could also have a material adverse effect. Due to the nature of bilateral agreements, we can fly to many destinations only from Panama, and to certain destinations only from Colombia. We cannot assure you that a change in a foreign government’s administration of current laws and regulations or the adoption of new laws and regulations will not have a material adverse effect on our business, financial condition and results of operations.
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
Our business is heavily dependent on our operations at our hub at Panama City’s Tocumen International Airport. Substantially all of our Copa flights either depart from or arrive at our hub. The hub-and-spoke structure of our operations is particularly dependent on the on-time arrival of tightly coordinated groupings of flights to ensure that passengers can make timely connections to continuing flights. Like other airlines, we are subject to delays caused by factors beyond our control, including air traffic congestion at airports, adverse weather conditions and increased security measures. Delays inconvenience passengers, reduce aircraft utilization and increase costs, all of which in turn negatively affect our profitability. In addition, at its current utilization level, Tocumen International Airport only has fuel storage capacity for three days worth of fuel. In the event there is a disruption in the transport of fuel to the airport, we may be forced to suspend flights until the fuel tanks can be refueled. A significant interruption or disruption in service or fuel at Tocumen International Airport could have a serious impact on our business, financial condition and operating results. Also, Tocumen International Airport provides international service to the Republic of Panama’s population of approximately 3.5 million, whereas the hub markets of our current competitors tend to be much larger, providing those competitors with a larger base of customers at their hub.

Tocumen International Airport is operated by a corporation that is owned and controlled by the government of the Republic of Panama. We depend on our good working relationship with the quasi-governmental corporation that operates the airport to ensure that we have adequate access to aircraft parking positions, landing rights and gate assignments for our aircraft to accommodate our current operations and future plans for expansion. The corporation that operates Tocumen International Airport does not enter into any formal, written leases or other agreements with airlines that govern rights to use the airport’s jetways or aircraft parking spaces. Therefore, we do not have contractual recourse in the event the airport authority assigns new capacity to competing airlines, reassigns our resources to other aircraft operators, raises fees or discontinues investments in the airport’s maintenance and expansion. Any of these events could result in significant new competition for our routes or could otherwise have a material adverse effect on our current operations or ability for future growth.
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
The airline business is characterized by high leverage, and we have a high level of indebtedness. We also have significant expenditures in connection with our operating leases and facility rental costs, and substantially all of our property and equipment is pledged to secure indebtedness. For the year ended December 31, 2009, our interest expense and aircraft and facility rental expense under operating leases aggregated $94.0 million. At December 31, 2009, approximately 49% of our total indebtedness bore interest at fixed rates, and a small portion of our lease obligations was determined with reference to LIBOR. Accordingly, our financing and rent expense will not decrease significantly if market interest rates decline.
As of December 31, 2009, we had firm commitments to purchase 29 Boeing 737-Next Generation, with an aggregate manufacturer’s list price of approximately $2.3 billion. We will require substantial capital from external sources to meet our future financial commitments. The credit crisis and the related recessionary environment has increased and may continue to increase the costs of such financing. In addition, the acquisition and financing of these aircraft will likely result in a substantial increase in our leverage and fixed financing costs. A high degree of leverage and fixed payment obligations could:
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
In 2010, we expect to take delivery of eight Boeing 737-800 and we expect to continue to incorporate new aircraft into our fleet. The decision to incorporate new aircraft is based on a variety of factors, including the implementation of our growth strategy. Acquisition of new aircraft involves a variety of risks relating to its ability to be successfully placed into service including:
•	manufacturer’s delays in meeting the agreed upon aircraft delivery schedule;
•	difficulties in obtaining financing on acceptable terms to complete our purchase of all of the aircraft we have committed to purchase; and
•	the inability of new aircraft and their components to comply with agreed upon specifications and performance standards.
In addition, our fleet includes 26 Embraer 190 aircraft, which is a relatively new aircraft to the industry. Although we have not had significant problems with this aircraft, we cannot predict the reliability of the Embraer aircraft as the aircraft age.
If we fail to successfully take delivery of or reliably operate new aircraft, our business, financial condition and results of operations could be harmed.

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
We rely upon information technology systems to operate our business and increase our efficiency. We are highly reliant on certain systems for maintenance, reservations, check-in, revenue management, accounting and cargo distribution. Other systems are designed to decrease distribution costs through Internet reservations and to maximize cargo distributions. These systems may not deliver their anticipated benefits. Also, in transitioning to new systems we may lose data or experience interruptions in service, which could harm our business.
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
An accident or incident involving one of our aircraft could involve significant claims by injured passengers and others, as well as significant costs related to the repair or replacement of a damaged aircraft and its temporary or permanent loss from service. We are required by our creditors and the lessors of our aircraft under our operating lease agreements to carry liability insurance, but the amount of such liability insurance coverage may not be adequate and we may be forced to bear substantial losses in the event of an accident. Our insurance premiums may also increase due to an accident or incident affecting one of our aircraft. Substantial claims resulting from an accident in excess of our related insurance coverage or increased premiums would harm our business and financial results. Moreover, any aircraft accident or incident, even if fully insured, could cause the public to perceive us as less safe or reliable than other airlines which could harm our business and results of operations. Our business would also be significantly harmed if the public avoids flying our aircraft due to an adverse perception of the types of aircraft that we operate arising from safety concerns or other problems, whether real or perceived, or in the event of an accident involving those types of aircraft.

Fluctuations in foreign exchange rates could negatively affect our net income.
In 2009, approximately 71.0% of our expenses and 43.4% of our revenues were denominated in U.S. dollars. The remainder of our expenses and revenues were denominated in the currencies of the various countries to which we fly, with the largest non-dollar amount denominated in Colombian Pesos due to our acquisition of AeroRepública in April 2005. If any of these currencies decline in value against the U.S. dollar, our revenues, expressed in U.S. dollars, and our operating margin would be adversely affected. We may not be able to adjust our fares denominated in other currencies to offset any increases in U.S. dollar-denominated expenses, increases in interest expense or exchange losses on fixed obligations or indebtedness denominated in foreign currency. We currently have hedges in place with respect to some of our U.S. dollar / Colombian Peso exposure.
We are also exposed to exchange rate losses, as well as gains, due to the fluctuation in the value of local currencies vis-à-vis the U.S. dollar during the period of time between the time we are paid in local currencies and the time we are able to repatriate the revenues in U.S. dollars. Although in most countries to which we fly this period is typically between one and two weeks, in Venezuela, foreign companies, including airlines, have experienced increasing delays for approvals by the Venezuelan government to repatriate funds. We have significant cash balances in Bolivars subject to Venezuelan exchange controls. In recent periods, we have experienced up to a nine month delay in repatriating funds. On January 8, 2010, the Venezuelan government announced its decision to implement new fixed exchange rates effective January 11, 2010, which resulted in a significant devaluation of the Bolivar against the U.S. dollar. As a result, we incurred losses of approximately $21 million, which will be recorded in the first quarter of 2010 in accordance with US GAAP. Given the uncertainty with respect to the exchange control regime in Venezuela, we continue to be exposed in respect of our cash balance in Venezuelan Bolivares should there be a further devaluation of the Bolivar.
Our maintenance costs will increase as our fleet ages.
The average age of our fleet was approximately 4.6 years as of December 31, 2009. In recent years, our fleet average age has decreased significantly, mainly as a result of AeroRepública’s fleet renewal program which has replaced older MD-80 aircraft with new Embraer-190 aircraft. In past years we have incurred a low level of maintenance expenses because most of the parts on our aircraft were still covered under multi-year warranties. As our fleet ages and these warranties expire, we expect that our maintenance costs will increase significantly, both on an absolute basis and as a percentage of our operating expenses.
If we enter into a prolonged dispute with any of our employees, many of whom are represented by unions, or if we are required to increase substantially the salaries or benefits of our employees, it may have an adverse impact on our operations and financial condition.
Approximately 49% of the Company’s employees belong to a labor union. There are currently five unions covering our Copa employees based in Panama: the pilots’ union; the flight attendants’ union; the mechanics’ union; the traffic attendants’ union; and a generalized union, which represents baggage handlers, aircraft cleaners, counter agents, and other non-executive administrative staff. Copa entered into collective bargaining agreements with its mechanics union in April 2009, its general union in July 2008, its pilot union in November 2007 and its flight attendants union in March 2010. Collective bargaining agreements in Panama are typically between three and four year terms. We also have union contracts with our Copa employees in Brazil and Mexico. AeroRepública is a party to collective bargaining agreements that cover all of AeroRepública’s pilots, co-pilots, and flight attendants. A strike, work interruption or stoppage or any prolonged dispute with our employees who are represented by any of these unions could have an adverse impact on our operations. These risks are typically exacerbated during periods of renegotiation with the unions. Any renegotiated collective bargaining agreement could feature significant wage increases and a consequent increase in our operating expenses. Employees outside of Panama that are not currently members of unions may also form new unions that may seek further wage increases or benefits.

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
In 2009, approximately 52% of our revenues were derived from tickets sold by travel agents or tour operators. We cannot assure you that we will be able to maintain favorable relationships with these ticket sellers. Our revenues could be adversely impacted if travel agents or tour operators elect to favor other airlines or to disfavor us. Our relationship with travel agents and tour operators may be affected by:
•	the size of commissions offered by other airlines;
•	changes in our arrangements with other distributors of airline tickets; and
•	the introduction and growth of new methods of selling tickets.
We rely on third parties to provide our customers and us with facilities and services that are integral to our business.
We have entered into agreements with third-party contractors to provide certain facilities and services required for our operations, such as heavy aircraft and engine maintenance; call center services; and catering, ground handling, cargo and baggage handling, or “below the wing” aircraft services. For example, at airports other than Tocumen International Airport, most of our “below the wing” aircraft services are performed by third party contractors. Overhaul maintenance and “C-checks” are handled by contractors in the United States, Panama and Costa Rica, and some line maintenance is handled at certain airports by contract workers rather than our employees. Substantially all of our agreements with third-party contractors are subject to termination on short notice. The loss or expiration of these agreements or our inability to renew these agreements or to negotiate new agreements with other providers at comparable rates could harm our business and results of operations. Further, our reliance on third parties to provide essential services on our behalf gives us less control over the costs, efficiency, timeliness and quality of those services. A contractor’s negligence could compromise our aircraft or endanger passengers and crew. This could also have a material adverse effect on our business. We expect to be dependent on such agreements for the foreseeable future and if we enter any new market, we will need to have similar agreements in place.
We depend on a limited number of suppliers.
We are subject to the risks of having a limited number of suppliers for our aircraft and engines. One of the elements of our business strategy is to save costs by operating a simplified aircraft fleet. Copa currently operates the Boeing 737-700/800 Next Generation aircraft powered by CFM 56-7B engines from CFM International and the Embraer 190, powered by General Electric CF 34-10 engines. AeroRepública currently operates the Embraer 190, powered by General Electric CF 34-10 engines . We currently intend to continue to rely exclusively on these aircraft for the foreseeable future. If any of Boeing, Embraer, CFM International or GE Engines were unable to perform their contractual obligations, or if we are unable to acquire or lease new aircraft or engines from aircraft or engine manufacturers or lessors on acceptable terms, we would have to find another supplier for a similar type of aircraft or engine.
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
Our success depends to a significant extent upon the efforts and abilities of our senior management team and key financial, commercial, operating and maintenance personnel. In particular, we depend on the services of our senior management team, including Pedro Heilbron, our Chief Executive Officer, Victor Vial, our Chief Financial Officer, Daniel Gunn, our Chief Operating Officer, and Joe Mohan our Vice-President of Commercial and Planning. Competition for highly qualified personnel is intense, and the loss of any executive officer, senior manager or other key employee without adequate replacement or the inability to attract new qualified personnel could have a material adverse effect upon our business, operating results and financial condition.
Our operations in Cuba, which has been identified by the U.S. Department of State as a state sponsor of terrorism, may adversely affect our reputation and the liquidity and value of our Class A shares.
We currently operate approximately eight daily departures to and from Cuba which provide passenger, cargo and mail transportation service. For the year ended December 31, 2009, our transported passengers to and from Cuba represented approximately 5.4% of our total passengers carried. Our operating revenues from Cuban operations during the year ended December 31, 2009 represented approximately 7.1% of our total consolidated operating revenues for such year. Our assets located in Cuba are insignificant.
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

We compete with a number of other airlines that currently serve some of the routes on which we operate, including American Airlines, Delta Air Lines, Mexicana and Avianca-Taca Limited (“Avianca-Taca”), the entity created by the recent merger of two of our competitors, Aerovías del Continente Americano S.A. (“Avianca”) and Grupo Taca. AeroRepública’s results of operations, in particular, are highly sensitive to competitive conditions in the Colombian domestic air travel market. AeroRepública’s rapid growth in recent years occurred during a period in which the domestic market leader, Avianca, experienced severe financial difficulties that resulted in its bankruptcy and the exit from the market of several other competitors. Avianca emerged from bankruptcy with new management and an improved financial condition and recently consummated a merger with Grupo Taca. In addition, Aerovías de Integración Regional, or Aires, a low-cost carrier based in Bogotá, Colombia, has recently captured a significant portion of the domestic market in Colombia. It is therefore likely that AeroRepública will face stronger competition in the future than it has in recent years, and its prior results may not be indicative of its future performance.
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
Traditional hub-and-spoke carriers in the United States and Europe continue to face substantial and increasing competitive pressure from low-cost carriers offering discounted fares. The low-cost carriers’ operations are typically characterized by point-to-point route networks focusing on the highest demand city pairs, high aircraft utilization, single class service and fewer in-flight amenities. As evidenced by the operations of Gol Intelligent Airlines or Gol, which continues to grow both in Brazil as well as in other South American countries, Spirit, which serves Latin America from Fort Lauderdale, JetBlue, which flies from Orlando to Bogota, Aires, which recently has expanded aggressively in the domestic Colombian market and introduced flights between Bogota and Fort Lauderdale, and a number of low-cost carriers which operate within Mexico, among others, the low-cost carrier business model appears to be gaining acceptance in the Latin American aviation industry. As a result, we may face new and substantial competition from low-cost carriers in the future which could result in significant and lasting downward pressure on the fares we charge for flights on our routes.
Significant changes or extended periods of high fuel costs or fuel supply disruptions could materially affect our operating results.
Fuel costs constitute a significant portion of our total operating expenses, representing approximately 32.0% of our operating expenses in 2007, 38.0% in 2008 and 29.2% in 2009. Fuel prices reached record levels during the middle of 2008, but decreased substantially in the second half of 2008. Jet fuel costs have been subject to wide fluctuations as a result of increases in demand, sudden disruptions in and other concerns about global supply, as well as market speculation. Both the cost and availability of fuel are subject to many economic, political, weather, environmental and other factors and events occurring throughout the world that we can neither control nor accurately predict, including international political and economic circumstances such as the political instability in major oil-exporting countries in Latin America, Africa and Asia. If a future fuel supply shortage were to arise as a result of production curtailments by the Organization of the Petroleum Exporting Countries, or OPEC, a disruption of oil imports, supply disruptions resulting from severe weather or natural disasters, the continued unrest in Iraq, other conflicts in the Middle East or otherwise, higher fuel prices or further reductions of scheduled airline services could result. We cannot assure you that we would be able to offset any increases in the price of fuel by increasing our fares.

We routinely enter into derivative contracts for a portion of our fuel needs to protect against rising fuel costs, although in recent periods, we have entered into such arrangements on a much more selective basis. These agreements provide only limited protection against increases in the price of fuel or our counterparties’ inability to perform under the agreement, can be less effective during volatile market conditions and may be unavailable to us in the event of a deterioration in our financial condition. Because of the large volume of jet fuel that we consume in our business, entering into derivative contracts for any substantial portion of our future projected fuel requirements is costly. Fuel prices are likely to increase above their current levels and may do so in the near future, which could materially and negatively affect our operating results. Conversely, declines in fuel prices (such as those experienced in the last six months of 2008) may increase the costs associated with our fuel hedging arrangements to the extent we have entered into swaps or collars. Swaps and put options sold as part of a collar obligate us to make payments to the counterparty upon settlement of the contracts if the price of the commodity hedged falls below the agreed upon amount. Historically, declining crude oil prices have resulted in our being required to post significant amounts of collateral to cover potential amounts owed with respect to swap and collar contracts that have not yet settled. Additionally, lower fuel prices may result in lower fares through the reduction or elimination of fuel surcharges.
We may experience difficulty finding, training and retaining pilots and other employees.
In previous years, the airline industry has experienced a sustained pilot shortage caused by extraordinary air traffic growth in the Persian Gulf, China and India; the rise of lucrative low-cost carriers in Europe and Asia; and the sustained recovery of the U.S. airlines from the industry recession caused by the September 11 terrorist attacks. This worldwide shortage of pilots disproportionately affects smaller and regional carriers. Our need for qualified pilots has caused us to hire a substantial number of non-Panamanian national pilots. We cannot assure you that we will continue to attract or obtain government approvals for such pilots. Although the current recessionary environment has provided some relief to the pilot shortage, as economies improve, the inability to attract and retain pilots may adversely affect our growth strategy by limiting our ability to add new routes or increase the frequency of existing routes.
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
The terrorist attacks in the United States on September 11, 2001, for example, have had a severe and lasting adverse impact on the airline industry. Airline traffic in the United States fell dramatically after the attacks and decreased less severely throughout Latin America. The repercussions of September 11th, including increases in security, insurance and fear of similar attacks, continue to affect us and the airline industry. Our revenues depend on the number of passengers traveling on our flights. Therefore, any future terrorist attacks or threat of attacks, whether or not involving commercial aircraft, any increase in hostilities relating to reprisals against terrorist organizations, including an escalation of military involvement in the Middle East, or otherwise and any related economic impact could result in decreased passenger traffic and materially and negatively affect our business, financial condition and results of operations.
Public health threats, such as the H1N1 flu virus, the bird flu, Severe Acute Respiratory Syndrome (SARs) and other highly communicable diseases, affect travel behavior and could have a material adverse effect on the industry. During the second quarter of 2009, passenger traffic was negatively affected as a result of the H1N1 flu crisis, which resulted in lower overall demand for intra-Latin America travel, especially to and from Mexico. Although we quickly responded to the crisis by reducing capacities to Mexico and the H1NI flu situation normalized by July 2009, we cannot assure you that the adverse effects of future outbreaks of H1NI or other such health threats will be able to be similarly contained. It is impossible to determine if and when such health threats, or perceived health threats, will occur, when the resulting adverse effects will abate and the extent to which they will further decrease demand for air travel, which could materially and negatively affect our business, financial condition and results of operations.
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

Risks Relating to Panama and our Region
We are highly dependent on conditions in Panama and, to a lesser extent, in Colombia.
A substantial portion of our assets are located in the Republic of Panama, a significant proportion of our customers are Panamanian, and substantially all of Copa’s flights operate through our hub at Tocumen International Airport. As a result, we depend on economic and political conditions prevailing from time to time in Panama. Panama’s economic conditions in turn highly depend on the continued profitability and economic impact of the Panama Canal. Control of the Panama Canal and many other assets were transferred from the United States to Panama in 1999 after nearly a century of U.S. control. Political events in Panama may significantly affect our operations. Although the Panamanian government is democratically elected and the Panamanian political climate is currently stable, Panamanian elections were held in 2009, we cannot assure you that current conditions will continue under the new administration.
During the second quarter of 2005, we completed our acquisition of AeroRepública. Most of AeroRepública’s scheduled operations are conducted within Colombia. As a result, AeroRepública’s results of operations are highly sensitive to macroeconomic and political conditions prevailing in Colombia, which have been highly volatile and unstable in recent decades. Although the state of affairs in Colombia has been steadily improving since 2002, continuing guerrilla activity, among other factors, could cause a renewal of political unrest and instability in Colombia, which could adversely affect AeroRepública’s financial condition and results of operations. The threat of terrorist attacks could impose additional costs on us, including enhanced security to protect our aircraft, facilities and personnel against possible attacks as well as increased insurance premiums. As a result, we may encounter significant unanticipated problems at AeroRepública, which could have a material adverse effect on our consolidated financial condition and results of operations.
Although the economies of Panama and Colombia fared comparatively well during 2009, many of the countries we serve are experiencing either economic slowdowns or recessions, which have translated into a weakening of demand and may have an adverse effect on our business in the future. According to International Monetary Fund estimates, both the Panamanian and Colombian economies are expected to grow in 2010, however, if either economy experiences a sustained recession, or significant political disruptions, our business, financial condition and results of operations could be materially and negatively affected.
Any increase in the taxes we or our shareholders pay in Panama or the other countries where we do business could adversely affect the value of our Class A shares.
We cannot assure you that we will continue to pay taxes at the current rate. Our provision for income taxes was $17.1 million, $17.5 million and $19.6 million in the years ended December 31, 2007, 2008 and 2009, which represented an effective income tax rate of 9.6%, 12.8% and 7.5% for the respective periods. We are subject to local tax regulations in each of the jurisdictions where we operate, the great majority of which are related to the taxation of income. In some of the countries to which we fly, we do not pay any income taxes, because we do not generate income under the laws of those countries either because they do not have income tax or because of treaties or other arrangements those countries have with Panama. In the remaining countries, we pay income tax at a rate ranging from 25% to 34% of income. Different countries calculate income in different ways, but they are typically derived from sales in the applicable country multiplied by our net margin or by a presumed net margin set by the relevant tax legislation. The determination of our taxable income in certain countries is based on a combination of revenues sourced to each particular country and the allocation of expenses of our operations to that particular country. The methodology for multinational transportation company sourcing of revenue and expense is not always specifically prescribed in the relevant tax regulations, and therefore is subject to interpretation by both us and the respective taxing authorities. Additionally, in some countries, the applicability of certain regulations governing non-income taxes and the determination of our filing status are also subject to interpretation. We cannot estimate the amount, if any, of potential tax liabilities that might result if the allocations, interpretations and filing positions used by us in our tax returns were challenged by the taxing authorities of one or more countries. If taxes were to increase, our financial performance and results of operations could be materially and adversely affected. Due to the competitive revenue environment, many increases in fees and taxes have been absorbed by the airline industry rather than being passed on to the passenger. Any such increases in our fees and taxes may reduce demand for air travel and thus our revenues.

We have elected to calculate our Panamanian income tax with the gross tax method based on Article 121 of the Panamanian Fiscal Code (as defined in “Item 5A. Operating Results – Subsequent Events”), under which income for international transportation companies is calculated based on a territoriality method that determines gross revenues earned in Panama by applying the percentage of miles flown within the Panamanian territory against total revenues. Under this method, loss carry-forwards cannot be applied to offset tax liability. If the Panamanian tax authorities do not agree with our methods of allocating revenues, we may be subject to additional tax liability. Dividends from our Panamanian subsidiaries, including Copa, are separately subject to a 10% percent withholding tax on the portion attributable to Panamanian sourced income and a 5% withholding tax on the portion attributable to foreign sourced income. Airlines in Panama are currently not subject to any taxes relating specifically to the airline industry other than the 4% tax collected from passengers on tickets sold in Panama for the benefit of the Panamanian Tourism Bureau.
In addition, Law 8 of 2010 (the “Tax Reform”), which modifies material sections of the Panamanian Fiscal Code was approved and became effective on March 15, 2010. As a result of this reform package, the airline industry will be subject to higher tax rates than it has paid in the past. We estimate, however, that we will benefit from certain tax credits in respect to taxes paid in foreign jurisdictions in 2010 and on a going-forward basis. We, therefore, anticipate that our effective tax rate for the immediate future will remain within the historical range of the past five years. As a result, we do not believe this tax reform is likely to have a material adverse effect on our financial position, results of operations and cash flows. Any future change in the Panamanian tax law increasing the taxes payable by us could have materially adverse effects on our business, financial condition and result of operations.
Political unrest and instability in Latin American countries to which we fly may adversely affect our business and the market price of our Class A shares.
While geographic diversity helps to reduce our exposure to risks in any one country, we operate primarily within Latin America and are subject to a full range of risks associated with our international operations. These risks may include unstable political or economic conditions, lack of well-established or reliable legal systems, exchange controls and other limits on our ability to repatriate earnings and changeable legal and regulatory requirements. Although conditions throughout Latin America vary from country to country, our customers’ reactions to developments in Latin America generally may result in a reduction in passenger traffic, which could materially and negatively affect our financial condition, results of operations and the market price of our Class A shares.
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
All of our Class B shares, representing approximately 29.1% of the economic interest in Copa Holdings and all of the voting power of our capital stock, are owned by CIASA. CIASA is in turn controlled by a group of Panamanian investors. In order to comply with the Panamanian Aviation Act, as amended and interpreted to date, we have amended our organizational documents to modify our share capital so that CIASA will continue to exercise voting control of Copa Holdings. CIASA will not be able to transfer its voting control unless control of our company will remain with Panamanian nationals. CIASA will maintain voting control of the company so long as CIASA continues to own a majority of our Class B shares and the Class B shares continue to represent more than 10% of our total share capital (excluding newly issued shares sold with the approval of our independent directors committee). Even after CIASA ceases to own the majority of the voting power of our capital stock, CIASA may continue to control our Board of Directors indirectly through its control of our Nominating and Corporate Governance Committee. As the controlling shareholder, CIASA may direct us to take actions that could be contrary to your interests and under certain circumstances CIASA will be able to prevent other shareholders, including you, from blocking these actions. Also, CIASA may prevent change of control transactions that might otherwise provide you with an opportunity to dispose of or realize a premium on your investment in our Class A shares.
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
Our Class A shares are listed on the NYSE. During the three months ended December 31, 2009, the average daily trading volume for our Class A shares as reported by the NYSE was approximately 252,084 shares. We cannot predict whether an active liquid public trading market for our Class A shares will be sustained. Active, liquid trading markets generally result in lower price volatility and more efficient execution of buy and sell orders for our investors. The liquidity of a securities market is often affected by the volume of shares publicly held by unrelated parties.
Our Board of Directors may, in its discretion, amend or repeal our dividend policy. You may not receive the level of dividends provided for in the dividend policy or any dividends at all.
Our Board of Directors has adopted a dividend policy that provides for the payment of dividends to shareholders in an amount ranging from 10% to 20% of our annual consolidated net income. Our Board of Directors may, in its sole discretion and for any reason, amend or repeal this dividend policy. On February 10, 2010, for example, our Board of Directors amended the dividend policy to increase the level of dividends to its current range. Our Board of Directors may decrease the level of dividends provided for in this dividend policy or entirely discontinue the payment of dividends. Future dividends with respect to shares of our common stock, if any, will depend on, among other things, our results of operations, cash requirements, financial condition, contractual restrictions, business opportunities, provisions of applicable law and other factors that our Board of Directors may deem relevant. See “Item 8A. Consolidated Financial Statements and Other Financial Information—Dividend Policy.”
To the extent we pay dividends to our shareholders, we will have less capital available to meet our future liquidity needs.
Our Board of Directors has adopted a dividend policy that provides for the payment of dividends to shareholders in amounts ranging from 10% to 20% of our annual consolidated net income. Our Board of Directors has also reserved the right to amend the dividend policy, or pay dividends in excess of the level circumscribed in the dividend policy. The aviation industry has cyclical characteristics, and many international airlines are currently experiencing difficulties meeting their liquidity needs. Also, our business strategy contemplates substantial growth over the next several years, and we expect such growth will require a great deal of liquidity. To the extent that we pay dividends in accordance with, or in excess of, our dividend policy, the money that we distribute to shareholders will not be available to us to fund future growth and meet our other liquidity needs.
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
Since 1998, we have grown and modernized our fleet while improving customer service and reliability. Copa has expanded its fleet from 13 aircraft to 44 aircraft. In 1999, we received our first Boeing 737-700s, in 2003 we received our first Boeing 737-800s, and in 2005 we received our first Embraer 190. In the first quarter of 2005, we completed our fleet renovation program and discontinued use of our last Boeing 737-200s. During the second quarter of 2005, we purchased AeroRepública, the second-largest domestic air carrier in Colombia in terms of number of passengers carried each year since 2005. During this same period, we have expanded from 24 destinations in 18 countries to 45 destinations in 24 countries. We plan to continue our expansion, which includes increasing our fleet, over the next several years.
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
Capital Expenditures
During 2009, our capital expenditures were $202.7 million, which consisted primarily of expenditures related to our purchase of one Boeing 737-800 aircraft, as well as to expenditures related to advance payments on aircraft purchase contracts. During 2008, our capital expenditures were $215.9 million, which consisted primarily of expenditures related to our purchase of four Embraer 190 aircraft and one Boeing 737-800 aircraft, as well as to expenditures related to advance payments on aircraft purchase contracts. During 2007, our capital expenditures were $366.1 million, which consisted primarily of expenditures related to our purchase of nine Embraer 190 aircraft and two Boeing 737-800 aircraft, as well as to expenditures related to advance payments on aircraft purchase contracts.
B. Business Overview
We are a leading Latin American provider of airline passenger and cargo service through our two principal operating subsidiaries, Copa and AeroRepública. Copa operates from its strategically located position in the Republic of Panama, and AeroRepública provides service primarily within Colombia complemented by international flights from various cities in Colombia to Panama, Venezuela and Ecuador. We currently operate a fleet of 58 aircraft, 32 Boeing 737-Next Generation aircraft and 26 Embraer 190 aircraft. We currently have firm orders, including purchase and lease commitments, for 26 Boeing 737-Next Generation, and purchase rights and options for up to eight additional Boeing 737-Next Generation and 11 additional Embraer 190s.
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
Copa operates a modern fleet of 32 Boeing 737-Next Generation aircraft and 13 Embraer 190 aircraft. To meet its growing capacity requirements, Copa has firm orders, including purchase and lease commitments, to accept delivery of 26 additional aircraft through 2015 and has purchase rights and options that, if exercised, would allow it to accept delivery of up to 14 additional aircraft through 2017. Copa’s firm orders, including purchase and lease commitments, are for 26 additional Boeing 737-Next Generation aircraft, and its purchase rights and options are for up to eight Boeing 737-Next Generation aircraft and up to six Embraer 190s.

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
In 2007, Copa joined the SkyTeam global alliance as an Associate Member, in part due to the support and sponsorship of Continental. Continental Airlines left the SkyTeam Alliance and joined the Star Alliance effective the fourth quarter of 2009. Due to the long-standing alliance relationship with Continental, and in order to ensure Copa remains fully aligned with Continental on a number of important joint initiatives, Copa also exited the SkyTeam Alliance during the fourth quarter of 2009. Copa is considering various new alliance options to compliment its current portfolio of alliance partnerships.
During the second quarter of 2005, we purchased AeroRepública, the second-largest domestic carrier in Colombia in terms of number of passengers carried in 2005, which at the time provided point-to-point service among 11 cities in Colombia. AeroRepública currently operates a fleet of 13 Embraer 190. As part of its fleet expansion plan, AeroRepública has options to purchase up to five additional Embraer 190 aircraft through 2013.
Since January 2001, we have grown significantly and have established a track record of consistent profitability. Our total operating revenues have increased from $290.4 million in 2001 to $1.3 billion in 2009, while our operating margins have also increased from 8.6% to 17.8% over the same period.
Our Strengths
We believe our primary business strengths that have allowed us to compete successfully in the airline industry include the following:
•	Our “Hub of the Americas” airport is strategically located. We believe that Copa’s base of operations at the geographically central location of Tocumen International Airport in Panama City, Panama provides convenient connections to our principal markets in North, Central and South America and the Caribbean, enabling us to consolidate traffic to serve several destinations that do not generate enough demand to justify point-to-point service. Flights from Panama operate with few service disruptions due to weather, contributing to high completion factors and on-time performance. Tocumen International Airport’s sea-level altitude allows our aircraft to operate without performance restrictions that they would be subject to at higher-altitude airports. We believe that Copa’s hub in Panama allows us to benefit from Panama City’s status as a center for financial services, shipping and commerce and from Panama’s stable, dollar-based economy, free-trade zone and growing tourism.
•	We focus on keeping our operating costs low. In recent years, our low operating costs and efficiency have contributed significantly to our profitability. Our operating cost per available seat mile, excluding costs for fuel and fleet impairment charges, was 6.53 cents in 2005, 6.81 cents in 2006, 7.13 cents in 2007, 7.46 in 2008, and 7.36 in 2009. See “Item 5. Operating and Financial Review and Prospects” for a reconciliation of our operating cost per available seat mile when excluding costs for fuel and fleet impairment charges to our operating cost per available seat mile. We believe that our cost per available seat mile reflects our modern fleet, efficient operations and the competitive cost of labor in Panama.
•	We operate a modern fleet. Our fleet consists of modern Boeing 737-Next Generation and Embraer 190 aircraft equipped with winglets and other modern cost-saving and safety features. Over the next several years, we intend to enhance our modern fleet through the addition of at least 28 additional Boeing 737-Next Generation aircraft. We believe that our modern fleet contributes to our on-time performance and high completion factor (percentage of scheduled flights not cancelled). We expect our Boeing 737-700s, 737-800s and Embraer 190s to continue offering substantial operational cost advantages in terms of fuel efficiency and maintenance costs. Since December 2007, AeroRepública has taken delivery of 13 Embraer 190 aircraft and as of February 2010 has completed its fleet modernization and expansion plan.

•	We believe Copa has a strong brand and a reputation for quality service. We believe that the Copa brand is associated with value to passengers, providing world-class service and competitive pricing. For the year ended December 31, 2009, Copa Airlines’ statistic for on-time performance was 87.6%, completion factor was 99.4% and baggage handling was 2.5 mishandled bags per 1000 passengers. Additionally, AeroRepública’s statistics for on-time performance was 90.1%, completion factor was 99.7% and baggage handling was 1.1 mishandled bags per 1000 passengers. Our focus on customer service has helped to build passenger loyalty. We believe that our brand has also been enhanced through our relationship with Continental, including our joint marketing of the OnePass loyalty program in Latin America, the similarity of our aircraft livery and aircraft interiors and our participation in Continental’s President’s Club lounge program.
•	Our management fosters a culture of teamwork and continuous improvement. Our management team has been successful at creating a culture based on teamwork and focused on continuous improvement. Each of our employees has individual objectives based on corporate goals that serve as a basis for measuring performance. When corporate operational and financial targets are met, employees are eligible to receive bonuses according to our profit sharing program. See “Item 6D. Employees.” We also recognize outstanding performance of individual employees through company-wide recognition, one-time awards, special events and, in the case of our senior management, grants of restricted stock and stock options. Our goal-oriented culture and incentive programs have contributed to a motivated work force that is focused on satisfying customers, achieving efficiencies and growing profitability.
Our Strategy
Our goal is to continue to grow profitably and enhance our position as a leader in Latin American aviation by providing a combination of superior customer service, convenient schedules and competitive fares, while maintaining competitive costs. The key elements of our business strategy include the following:
•	Expand our network by increasing frequencies and adding new destinations. We believe that demand for air travel in Latin America is likely to expand in the next decade, and we intend to use our increasing fleet capacity to meet this growing demand. We intend to focus on expanding our operations by increasing flight frequencies on our most profitable routes and initiating service to new destinations. Copa’s Panama City hub allows us to consolidate traffic and provide service to certain underserved markets, particularly in Central America and the Caribbean, and we intend to focus on providing new service to regional destinations that we believe best enhance the overall connectivity and profitability of our network.
•	Continue to focus on keeping our costs low. We seek to reduce our cost per available seat mile without sacrificing services valued by our customers as we execute our growth plans. Our goal is to maintain a modern fleet and to make effective use of our resources through efficient aircraft utilization and employee productivity. We intend to reduce our distribution costs by increasing direct sales, including internet and call center sales, as well as improving efficiency through technology and automated processes.
•	Emphasize superior service and value to our customers. We intend to continue to focus on satisfying our customers and earning their loyalty by providing a combination of superior service and competitive fares. We believe that continuing our operational success in keeping flights on time, reducing mishandled luggage and offering convenient schedules to attractive destinations will be essential to achieving this goal. We intend to continue to incentivize our employees to improve or maintain operating and service metrics relating to our customers’ satisfaction by continuing our profit sharing plan and employee recognition programs and to reward customer loyalty with the popular OnePass frequent flyer program, upgrades and access to President’s Club lounges.
•	Capitalize on opportunities at AeroRepública. We are seeking to enhance AeroRepública’s profitability through a variety of initiatives, including, expanding its international routes, capitalizing on aircraft interchange with Copa, integrating its route network with Copa’s and improving overall efficiency.

AeroRepública
On April 22, 2005, we acquired an initial 85.6% equity ownership interest in AeroRepública which was followed by subsequent acquisitions increasing our total ownership interest in AeroRepública to 99.9% as of December 31, 2009. AeroRepública is the second largest passenger air carrier in Colombia in terms of revenue, with a market share of approximately 17% of the domestic traffic on principal routes in 2009 and approximately 1,430 employees.
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
According to data from the International Air Transport Association, or IATA, Latin America comprised approximately 7.6% of worldwide passengers flown in 2008, or 108 million passengers.
The Central American aviation market is dominated by international traffic. According to data from IATA, international traffic represented more than 81% of passengers carried and 90% of passenger miles flown in Central America in 2008. International passenger traffic is concentrated between North America and Central America. This segment represented 89% of international passengers flown in Central America in 2008, compared to 4% for passengers flown between Central America and South America and 7% for passengers flown between Central American countries. Total passengers flown on international flights in Central America grew by 3.2% in 2008, and load factors on international flights to and from Central America were 71% on average.
Domestic traffic and traffic within Central American countries represented approximately 19% of passengers carried and 10% of passenger miles flown in 2008. Average load factors on domestic flights and flights within Central America were 70% in 2008. The chart below details passenger traffic in 2008.

	2008 IATA Traffic Results(1)
	Passengers		Passenger
	Carried		Miles
	(Thousands)	Change (%)	(Millions)	Change (%)	ASMs (Million)	Change (%)	Load Factor
International Scheduled Service
North America — Central America	34,327	3.2%	50,046	3.1%	64,979	0.7%	77.0%
North America — South America	10,699	5.0%	32,076	3.1%	41,080	3.0%	78.1%
Central America — South America	1,539	8.5%	2,216	13.4%	3,080	8.6%	72.0%
Within Central America	2,543	0.2%	1,431	8.5%	2,218	13.8%	64.5%
Within South America	12,437	18.4%	11,231	14.9%	15,263	15.8%	73.6%
Domestic Scheduled Service
Central America	8,693	-16.7%	5,636	-12.9%	8,085	-18.3%	69.7%
South America	38,119	5.3%	20,966	8.5%	29,858	10.3%	70.2%

(1)	IATA passenger traffic data is not yet available for 2009.

Panama serves as a hub for connecting passenger traffic between major markets in North, South, and Central America and the Caribbean. Accordingly, passenger traffic to and from Panama is significantly influenced by economic growth in surrounding regions. Major passenger traffic markets in North, South and Central America experienced either decline or weak growth in their GDP in 2009 on both an absolute and per capita basis, after strong growth years in 2007 and 2008. In 2009, real GDP increased by 1.8% in Panama and declined by 0.2% in Colombia, according to the International Monetary Fund’s estimates.

	GDP		GDP per Capita
	2009 GDP		2009 GDP per Capita
	Current Prices	2009 Real GDP	Current Prices
	(US$bn)	(% Growth)	(US$)
Brazil	1,482	-0.7%	7,737
Argentina	301	-2.5%	7,508
Chile	150	-1.7%	8,853
Mexico	866	-7.3%	8,040
Colombia	229	-0.2%	4,661
Panama	25	1.8%	7,145
USA	14,266	-2.7%	46,443

Source:	International Monetary Fund, World Economic Outlook Database, October 2009; real GDP growth calculated in local currency
Panama has benefited from a stable economy with moderate inflation and steady GDP growth. According to International Monetary Fund estimates, from 2000 to 2009 Panama’s real GDP grew at an average annual rate of 5.6% while inflation averaged 2.4% per year. The service sector represents approximately 75% of total real GDP in Panama, a higher percentage of GDP than the service sector represents in most other Latin American countries. The International Monetary Fund currently estimates Panama’s population to be approximately 3.5 million in 2009, with the majority of the population concentrated in Panama City, where our hub at Tocumen International Airport is located. We believe the combination of a stable, service-oriented economy and steady population growth has helped drive our domestic origin and destination passenger traffic.
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
Colombia is the third largest country in Latin America in terms of population, with a population of approximately 49.0 million in 2009 according to the International Monetary Fund, and has a land area of approximately 440,000 square miles. Colombia’s GDP was approximately $229 billion in 2009, and per capita income was approximately $4.7 thousand (current prices) according to the International Monetary Fund. Colombia’s geography is marked by the Andean mountains and an inadequate road and rail infrastructure, making air travel a convenient and attractive transportation alternative. Colombia shares a border with Panama, and for historic, cultural and business reasons it represents a significant market for many Panamanian businesses.
Route Network and Schedules
Copa
As of December 31, 2009, Copa provided regularly scheduled flights to 45 cities in North, Central and South America and the Caribbean. Substantially all of our Copa flights operate through our hub in Panama which allows us to transport passengers and cargo among a large number of destinations with service that is more frequent than if each route were served directly.

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
In 2007, Copa joined the SkyTeam global alliance as an Associate Member, in part due to the support and sponsorship of Continental. Continental Airlines left the SkyTeam Alliance and joined the Star Alliance effective the fourth quarter of 2009. Due to the long-standing alliance relationship with Continental, and in order to ensure Copa remains fully aligned with Continental on a number of important joint initiatives, Copa also exited the SkyTeam Alliance during the fourth quarter of 2009. Copa is considering various new alliance options to compliment its current portfolio of alliance partnerships.
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
Revenue by Region

	Year Ended December 31,
Region	2007	2008	2009
North America(1)	18.9%	14.4%	14.4%
South America	46.1%	55.4%	57.2%
Central America(2)	26.2%	23.7%	21.7%
Caribbean(3)	8.8%	6.6%	6.6%

(1)	The United States, Canada and Mexico.

(2)	Includes Panama.

(3)	Cuba, Dominican Republic, Haiti, Jamaica, Puerto Rico, Trinidad and Tobago

AeroRepública
AeroRepública currently provides scheduled service to the following cities in Colombia, Panama, Venezuela and Ecuador:

Date Service
Destinations Served	Commenced
Barranquilla	Jun 1995
Bogotá	Jun 1993
Bucaramanga	May 1995
Cali	Jun 1993
Caracas, Venezuela	May 2008
Cartagena	Jun 1993
Cúcuta	Nov 2005
Leticia	Nov 1993
Medellín	Oct 1994
Montería	Jul 1994
Panama City, Panama	Dec 2005
Pereira	Mar 2003
San Andrés	Jun 1993
Santa Marta	Jun 1993
Quito, Ecuador	Dec 2009
In addition to the destinations described above, AeroRepública has periodically operated charter flights to Margarita Island, Venezuela; Havana, Cuba; Punta Cana, Dominican Republic, Puerto Plata, Dominican Republic, Santo Domingo, Dominican Republic, and Aruba.
Since its acquisition, AeroRepública has been granted the authorization to fly regular services to Panama City from Bogota, Cali, Medellín, Bucaramanga, Pereira, Barranquilla and Cartagena, Colombia. As a result, AeroRepública has added daily flights to Panama City from Bogota, Medellin, and Cali; four frequencies per week from Bucaramanga and Pereira, as well as, three frequencies per week from Cartagena and Barranquilla. In March 2007, AeroRepública was granted authorization to operate a second frequency from Bogotá to Panama City. AeroRepública was also granted the authorization to fly four frequencies per week from Medellín to Caracas and four frequencies per week from Cartagena to Caracas.
During 2009, AeroRepública launched its third international destination, Quito, Ecuador. AeroRepública was also granted the authorization to fly to Guayaquil, Ecuador and San Jose, Costa Rica.
In addition to code-sharing with Copa, AeroRepública is leveraging Copa’s technology and relationships to increase international traffic with other international carriers. Colombia has open-skies agreements with the Andean Pact (Comunidad Andina) nations of Bolivia, Ecuador and Peru.
Airline Operations
Passenger Operations
Passenger revenue accounted for approximately $756.4 million in 2007, $973.2 million in 2008, and $964.3 million in 2009 representing 93.8%, 93.9% and 94.1%, respectively, of Copa’s total revenues, all earned from international routes. Leisure traffic, which makes up close to half of Copa’s total traffic, tends to coincide with holidays, school vacations and cultural events and peaks in July and August and again in December and January. Despite these seasonal variations, Copa’s overall traffic pattern is relatively stable due to the constant influx of business travelers. Approximately half of Copa passengers regard Panama City as their destination or origination point, and most of the remaining passengers pass through Panama City in transit to other points on our route network.
Passenger revenue accounted for approximately $210.6 million in 2007, $244.1 million in 2008, and $222.4 million in 2009 representing 93.2%, 92.1% and 92.5%, respectively, of AeroRepublica’s total revenues. The majority of AeroRepública’s customers are leisure travelers and travelers visiting friends and family, and traffic is heaviest during the vacation months of July, August and the holiday season in December.

Cargo Operations
In addition to our passenger service, we make efficient use of extra capacity in the belly of our aircraft by carrying cargo. Copa’s cargo business generated revenues of approximately $34.7 million in 2007, $41.5 million in 2008 and $35.6 million in 2009, representing 4.3%, 4.0% and 3.5%, respectively, of Copa’s operating revenues. We primarily move our cargo in the belly of our aircraft, however, we also wet-lease and charter freighter capacity when necessary to meet our cargo customers’ needs. In 2009, our cargo business consisted of approximately 81.0% in freight; 15.6% in courier; and 3.4% in mail service.
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
As a result of the Copa —Continental alliance, we have benefited from Continental’s expertise and experience over the past decade. Copa has, for example, fully adopted Continental’s OnePass frequent flyer program and rolled out a co-branded joint product in much of Latin America, enabling us to develop brand loyalty among our travelers. The co-branding of the OnePass loyalty programs has helped to leverage the brand recognition that Continental already enjoyed across Latin America and enables the two airlines to compete more effectively against regional competitors such as the recently merged Avianca-Taca and the oneworld alliance represented by American Airlines and LAN Airlines. We also share Continental’s Sceptre inventory management software, which allows Copa to pool spare parts with the larger airline and to rely on Continental to provide engineering support for maintenance projects. We have also been able to take advantage of Continental’s purchasing power and negotiate more competitive rates for spare parts and third-party maintenance work. In addition to the Sceptre system, we have implemented several important information technology systems, such as the “SHARES” computer reservation system in an effort to maintain commonality with Continental.

Building on the existing track-record of successful alliance accomplishments, Copa and Continental have integrated, where appropriate, AeroRepública in aspects of the existing alliance cooperation, beginning with AeroRepública’s participation in the OnePass frequent flyer loyalty program.
The Copa — Continental alliance enjoys antitrust immunity in the United States which allows the carriers to coordinate pricing, scheduling and joint marketing initiatives.
In 2007, Copa joined the SkyTeam global alliance as an Associate Member, in part due to the support and sponsorship of Continental. Continental Airlines left the SkyTeam Alliance and joined the Star Alliance effective the fourth quarter of 2009. Due to the long-standing alliance relationship with Continental, and in order to ensure Copa remains fully aligned with Continental on a number of important joint initiatives, Copa also exited the SkyTeam Alliance during the fourth quarter of 2009. Copa is considering various new alliance options to compliment its current portfolio of alliance partnerships.
Sales, Marketing and Distribution
Copa
Sales and Distribution. Approximately 69% of sales during 2009 were completed through travel agents and other airlines while approximately 31% were direct sales via our city ticket offices (CTOs), call centers, airport counters or website. Travel agents receive base commissions, not including back-end incentive payments, ranging from 0% to 6% depending on the country. The weighted average rate for these commissions during 2009 was 2.98%. In recent years, base commissions have decreased significantly in most markets as more efficient back-end incentive programs have been implemented to reward selected travel agencies that exceed their sales targets.
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
Copa has a sales and marketing network consisting of 89 domestic and international ticket offices, including airport and city ticket offices. Copa has 33 CTOs co-branded with Continental and 29 CTOs co-branded with AeroRepublica. During the year ended December 31, 2009, approximately 17% and 5% of its sales were booked through its ticket counters and call center, respectively.
The call center that operates Copa’s reservations and sales services handles calls from Panama as well as most other countries to which Copa flies. Such centralization has resulted in a significant increase in telephone sales as it efficiently allowed for improvements in service levels such as 24-hour-a-day, 7-days-a-week service, in three different languages.
We encourage the use of direct Internet bookings by our customers because it is our most efficient distribution channel. In the third quarter of 2009, Copa introduced a new booking engine in order to offer more functionality to customers and further reduce distribution costs; 10% of its 2009 sales were made via the website. Copa’s goal is to channel more of its total sales through the website.

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
Competition
We face intense competition throughout our route network. Overall airline industry profit margins are low and industry earnings are volatile. Airlines compete in the areas of pricing, scheduling (frequency and flight times), on-time performance, frequent flyer programs and other services. Copa competes with a number of other airlines that currently serve the routes on which we operate, including American Airlines, Delta Air Lines, Mexicana, and the newly combined Avianca-Taca. Some of our competitors, such as American Airlines, have larger customer bases and greater brand recognition in the markets we serve outside Panama, and some of our competitors have significantly greater financial and marketing resources than we have. Airlines based in other countries may also receive subsidies, tax incentives or other state aid from their respective governments, which are not provided by the Panamanian government. The commencement of, or increase in, service on the routes we serve by existing or new carriers could negatively impact our operating results. Likewise, competitors’ service on routes that we are targeting for expansion may make those expansion plans less attractive. We must constantly react to changes in prices and services offered by our competitors to remain competitive.
Traditional hub-and-spoke carriers in the United States and Europe have in recent years faced substantial and increasing competitive pressure from low-cost carriers offering discounted fares. The low-cost carriers’ operations are typically characterized by point-to-point route networks focusing on the highest demand city pairs, high aircraft utilization, single class service and fewer in-flight amenities. As evidenced by the operations of Gol in Brazil and other South American countries and several new low-cost carriers which have recently launched service, the “low-cost carrier” business model appears to be gaining acceptance in the Latin American aviation industry, and we may face new and substantial competition from low-cost carriers in the future.
The main sources of competition to Copa, and our alliance with Continental, come from the newly combined Avianca-Taca and American Airlines, the U.S. airline with the largest Latin American route network.
Avianca-Taca is the resulting entity from a merger consummated on February 2, 2010 between two of our competitors, Avianca and Grupo Taca. Avianca-Taca will be the fourth largest airline group in Latin America in terms of annual revenues. We cannot predict whether this newly combined entity will prove successful or its impact on our financial results or operations.
Taca’s, part of newly combined Avianca-Taca, strategy has been to develop hubs at San Jose, Costa Rica, San Salvador, El Salvador and Lima, Peru, each of which competes with Copa’s hub at Tocumen International Airport. Taca primarily operates a fleet of Airbus A320 family aircraft. We have routes to several of the Central American and Caribbean countries where Taca has established service, including Guatemala City, Havana, Managua, San Jose, San Salvador, San Pedro Sula, Santo Domingo and Tegucigalpa.
American Airlines also offers significant competition. American Airlines attracts strong brand recognition throughout the Americas and is able to attract brand loyalty through its “AAdvantage” frequent flyer program. American Airlines competes with us through its hubs at Miami and San Juan, Puerto Rico. American Airlines was a founding member of the Oneworld global marketing alliance.

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
Copa has significant presence in destinations where local airlines are less viable and competitive, such as the Dominican Republic (Santo Domingo, Santiago de los Caballeros and Punta Cana), Ecuador (Quito and Guayaquil) and Venezuela (Caracas, Maracaibo and Valencia). Copa has also established itself as a significant player on traffic to and from Colombia, with strong market share on routes to and from Barranquilla, Bogotá, Cali, Cartagena, Medellin and San Andres.
AeroRepública competes more directly with Avianca, part of the newly combined Avianca-Taca, and other Colombian carriers in the Colombian domestic market. Avianca emerged from U.S. bankruptcy protection in 2004, after being purchased by Brazil’s Synergy Group. Avianca has announced its intention to transform Bogotá into a major international aviation hub which, if successful, will compete directly with our hub at Tocumen International Airport. Avianca recently commenced a fleet renovation project which includes the incorporation of the Boeing 787 and the Airbus A330 wide body aircraft, as well as Airbus A320 and A319 narrow body aircraft.
We cannot predict whether Avianca will become more competitive in the future, if its increased operations from Bogotá will prove successful or the impact of the merger on our financial results of operations. We also experience competition from other Colombian carriers such as Aerolineas de Antioquia, the state-owned airline Satena, Easy Fly and Aires, which has recent expanded aggressively. Airlines that seek to compete in the Colombian air transportation market face substantial barriers to entry, as the Colombian government requires an airline to operate at least five aircraft and comply with extensive filing and certification requirements before it becomes eligible to receive domestic route rights on certain Colombian routes between major cities. In addition, the number of air carriers offering service on any route is currently regulated by the Colombian Aviation Authority.
With respect to our cargo operations, we will continue to face competition from all of the major airfreight companies, most notably DHL, which has a cargo hub operation at Tocumen International Airport.
Aircraft
Copa
As of December 31, 2009, Copa operated a fleet consisting of 42 aircraft, including 20 Boeing 737-700 Next Generation aircraft, nine Boeing 737-800 Next Generation aircraft and 13 Embraer 190 aircraft. As of December 31, 2009, Copa had firm orders, including purchase and lease commitments, for 28 additional Boeing 737-Next Generation aircraft. Copa also has options for an additional six Embraer 190s and purchase rights and options for an additional eight Boeing 737-Next Generation aircraft.
The current composition of the Copa fleet as of December 31, 2009 is more fully described below:

				Average
				Term
				of Lease	Average
	Number of Aircraft			Remaining	Age	Seating
	Total	Owned	Leased	(Years)	(Years)	Capacity

Boeing 737-700	20	14	6	2.2	7.5	124
Boeing 737-800	9	7	2	5.3	3.3	160
Embraer 190	13	13	—	—	2.6	94

Total	42	34	8	3.0	5.1	—

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

Aircraft Type	2010	2011	2012	2013	2014
737-700(1)	20	18	13	13	13
737-800(2)	17	22	27	31	35
Embraer 190(3)	11	11	11	11	11

Total Fleet	48	51	51	55	59

(1)	Assumes the return of leased aircraft upon expiration of lease contracts.

(2)	We have the flexibility to choose between the Boeing 737-700 or the Boeing 737-800 aircraft for most of the 737-700 aircraft deliveries.

(3)	Assumes that two additional Embraer 190 aircraft from Copa are transferred to AeroRepublica during 2010.
The Boeing 737-Next Generation aircraft currently in our Copa fleet are fuel-efficient and suit our operations well for the following reasons:
•	They have simplified maintenance procedures.
•	They require just one type of standardized training for our crews.
•	They have one of the lowest operating costs in their class.
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
Through several special purpose vehicles, we currently have beneficial ownership of 40 of our aircraft, including 19 Embraer 190s. In addition, we lease six of our Boeing 737-700s and two of our Boeing 737-800s under long-term operating lease agreements that have an average remaining term of 3.0 years. Leasing some of our aircraft provides us with flexibility to change our fleet composition if we consider it to be in our best interests to do so. We make monthly rental payments, some of which are based on floating rates, but are not required to make termination payments at the end of the lease. Currently, we do not have purchase options in any of our lease agreements. Under our operating lease agreements, we are required in some cases to maintain maintenance reserve accounts and in other cases to make supplemental rent payments at the end of the lease that are calculated with reference to the aircrafts’ maintenance schedule. In either case, we must return the aircraft in the agreed upon condition at the end of the lease term. Title to the aircraft remains with the lessor. We are responsible for the maintenance, servicing, insurance, repair and overhaul of the aircraft during the term of the lease.
To better serve the growing number of business travelers, we introduced business class (Clase Ejecutiva) in November of 1998. Our business class service features twelve luxury seats in the Boeing 737-700s with a 38-inch pitch, upgraded meal service, special check-in desks, bonus mileage for full-fare business class passengers and access to VIP lounges. Our Boeing 737-800s are currently configured with 14 business class seats. In 2010, we plan to reconfigure our Boeing 737-800 aircraft by adding two additional business class seats and three additional economy seats, increasing the total number of seats from 155 to 160. Our Embraer 190s have 10 business class seats in a three abreast configuration and 38-inch pitch.

Each of our Boeing 737-Next Generation aircraft is powered by two CFM International Model CFM 56-7B engines. Each of our Embraer 190 aircraft is powered by two CF34-10 engines made by General Electric. We currently have seven spare engines for service replacements and for periodic rotation through our fleet.
AeroRepública
As of December 31, 2009, AeroRepública’s operated a fleet of one MD-83, six owned Embraer 190 and seven leased Embraer 190, with an average age of 3.2 years. All of AeroRepública’s fleet is configured as a single class, with the MD aircraft having a capacity of 157 seats and the Embraer 190 fleet having a capacity of 106 seats. AeroRepública has options to purchase up to five additional Embraer 190 aircraft through 2013.
Maintenance
Copa
The maintenance performed on our Copa aircraft can be divided into two general categories: line and heavy maintenance. Line maintenance consists of routine, scheduled maintenance checks on our aircraft, including pre-flight, daily and overnight checks, “A-checks” and any diagnostics and routine repairs. Copa’s line maintenance is performed by Copa’s own technicians at our base in Panama and at stations outside Panama by Copa employees or third-party contractors. Heavy maintenance consists of more complex inspections and overhauls, including “C-checks,” and servicing of the aircraft that cannot be accomplished during an overnight visit. Maintenance checks are performed as defined by the aircraft manufacturer. These checks are based on the number of hours or calendar months flown. We have contract with certified outside maintenance providers, principally with Panama Aerospace Engineering, a subsidiary of Singapore Aerospace Technologies, which is certified as an authorized repair station by the FAA and the AAC, for heavy aircraft maintenance services. Copa also has an exclusive long-term contract with GE Engines whereby they will perform maintenance on all of its CFM-56 engines. There were 17 heavy maintenance events in 2009. When possible, Copa attempts to schedule heavy maintenance during its lower-demand seasons in order to maximize productive use of its aircraft.
Copa employs 249 maintenance professionals, including engineers, supervisors, technicians and mechanics, who perform maintenance in accordance with maintenance programs that are established by the manufacturer and approved and certified by international aviation authorities. Every mechanic is trained in factory procedures and goes through our own rigorous in-house training program. Every mechanic is licensed by the AAC and approximately 33 of our maintenance Professionals are also licensed by the FAA. Copa’s safety and maintenance procedures are reviewed and periodically audited by the aircraft manufacturer, the AAC, the FAA, IATA and, to a lesser extent, every foreign country to which its flies. Copa’s maintenance facility at Tocumen International Airport has been certified by the FAA as an approved repair station, and twice a year the FAA inspects its facilities to validate and renew the certification. Copa’s aircraft are initially covered by warranties that have a term of four years, resulting in lower maintenance expenses during the period of coverage. All of Copa’s mechanics are trained to perform line maintenance on both the Boeing 737-Next Generation and Embraer 190s aircraft.
AeroRepública
Line maintenance for AeroRepública’s aircraft is primarily performed by AeroRepública’s in-house maintenance staff, while C-checks on its fleet are performed by FAA certified third-party aviation maintenance companies. All of AeroRepública’s maintenance and safety procedures are performed according to Boeing standards (certified by the FAA), and certified by the Aeronautica Civil of Colombia and BVQi, the institute that issues ISO (International Organization for Standardization) quality certificates. All of AeroRepública’s maintenance personnel are licensed by the Aeronautica Civil of Colombia. In December 2007, AeroRepública received its IATA Operational Safety Audit (IOSA) compliance certification.

Safety
We place a high priority on providing safe and reliable air service. Copa has uniform safety standards and safety-related training programs that cover all of its operations. In particular, Copa periodically evaluates the skills, experience and safety records of its pilots in order to maintain strict control over the quality of its pilot crews. All of Copa’s pilots participate in training programs, some of which are sponsored by aircraft manufacturers, and all are required to undergo recurrent training two times per year. We have a full time program of Flight Data Analysis (FDA) wherein the flight data from every Copa flight is analyzed for safety or technical anomalies. During 2007, Copa successfully completed its second IOSA.
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
Airport Facilities
We believe that our hub at Panama City’s Tocumen International Airport (PTY) is an excellent base of operations for the following reasons:
•	Panama’s consistently temperate climate is ideal for airport operations. For example, in recent years Tocumen was closed and unavailable for flight operations for a total of less than two hours per year on average
•	Tocumen is the only airport in Central America with two operational runways. Also unlike some other regional airports, consistent modernization and growth of our hub has kept pace with our needs. The Tocumen airport recently began an expansion project which is scheduled to be completed in 2011, and there is ample room for further expansion.
•	Panama’s central and sea level location provides a very efficient base to operate our narrow body fleet, efficiently serving short and long-haul destinations in Central, North and South America.
•	Travelers can generally make connections easily through Tocumen because of its manageable size and Panama’s policies accommodating in-transit passengers.
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
We worked closely with the airport’s management and consulted with the IATA infrastructure group to provide plans and guidance for Phase I of an airport expansion that provided eight new gate positions with jet bridges, six new remote parking positions, expanded retail areas and improved the baggage-handling facilities. The government authorized $70 million to cover the costs of this expansion. Work on Phase I was completed in the third quarter of 2006. Phase II of the expansion which will add 12 additional jet bridge gates has begun and is expected to be completed in 2011.
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

	Aircraft Fuel Data
	2005	2006	2007	2008	2009
Copa
Average price per gallon of jet fuel into plane (excluding hedge) (in U.S. dollars)	$1.87	$2.10	$2.29	$3.21	$1.84
Gallons consumed (in thousands)	58,924	70,770	85,463	100,266	112,401
Available seat miles (in millions)	4,409	5,239	6,298	7,342	8,319
Gallons per ASM (in hundredths)	1.34	1.35	1.36	1.37	1.35
AeroRepública(1)
Average price per gallon of jet fuel into plane (excluding hedge) (in U.S. dollars)	$2.12	$2.24	$2.43	$3.49	$1.97
Gallons consumed (in thousands)	17,887	28,321	26,984	24,798	25,617
Available seat miles (in millions)	950	1,627	1,620	1,503	1,592
Gallons per ASM (in hundredths)	1.88	1.74	1.67	1.65	1.61

(1)	Since April 22, 2005.
Since 2002, aircraft fuel prices have been rising. From 2004 to 2009, the average price of West Texas Intermediate crude oil, a benchmark widely used for crude oil prices that is measured in barrels and quoted in U.S. dollars, increased by 50% from $41.47 per barrel to $62.07 per barrel. During 2008, fuel prices experienced significant volatility, with West Texas Intermediate crude prices reaching the record price of approximately $145 per barrel in July. Prices then dropped below $40 per barrel at the beginning of 2009, and then stabilized at approximately $70 per barrel in the second half of 2009. While prices have significantly decreased since their peak in 2008, we believe that fuel prices are likely to increase in the future. In 2009, we hedged 31% of our requirements through the use of jet fuel and crude oil swap contracts, and crude oil zero-cost collars. We have hedged approximately 24% and 11% of our anticipated fuel needs for 2010 and 2011, respectively. We will continue to evaluate various hedging strategies, and we may enter into additional hedging agreements in the future. Any prolonged increase in the price of jet fuel will likely materially and negatively affect our business, financial condition and results of operation. To date, we have managed to offset some of the increases in fuel prices with higher load factors, fuel surcharges and fare increases. In addition, our relative young, winglet-equipped fleet also helps us mitigate the impact of higher fuel prices.
Insurance
We maintain passenger liability insurance in an amount consistent with industry practice, and we insure our aircraft against losses and damages on an “all risks” basis. We have obtained all insurance coverage required by the terms of our leasing and financing agreements. We believe our insurance coverage is consistent with airline industry standards and appropriate to protect us from material loss in light of the activities we conduct. No assurance can be given, however, that the amount of insurance we carry will be sufficient to protect us from material losses. We have negotiated low premiums on our Copa insurance policies by leveraging the purchasing power of our alliance partner, Continental. Copa’s hull and liability operations are insured under Continental’s insurance policy. We maintain separate insurance policies for our AeroRepública operations.

Environmental
Our operations are covered by various local, national, and international environmental regulations. These regulations cover, among other things, emissions into the atmosphere, disposal of solid waste and aqueous effluents, aircraft noise and other activities that result from the operation of aircraft. Our aircraft comply with all environmental standards applicable to their operations as described in this annual report. We conducted, through a consulting firm, an environmental audit of our hangar and support facilities at the Tocumen International Airport to determine what, if any, measures we need to implement in order to satisfy the Panamanian effluent standards and the General Environmental Law at those facilities. We plan to implement all measures required for compliance based on our environmental audit. Additionally, the Panamanian Civil Aviation Code (RAC) contains certain environmental provisions that are similar to those set forth in the General Environmental Law regarding effluents, although such provisions do not contain compliance grace periods. In the event the AAC determines that our facilities do not currently meet the RAC standards, we could be subject to a fine. The measures that will be implemented pursuant to the environmental audit will also satisfy the requirements of the RAC. We have installed a water treatment plant to serve part of our facilities and have formally submitted an Environmental Remediation and Management Program (PAMA) in order to seek approval thereof by the Environmental Authority. Such program sets forth an environmental compliance schedule. While we do not believe that compliance with these regulations will expose us to material expenditures, compliance with these or other environmental regulations, whether new or existing, that may be applicable to us in the future could increase our costs. In addition, failure to comply with these regulations could adversely affect us in a variety of ways, including adverse effects on our reputation.
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

Colombia
The Colombian aviation market is heavily regulated by the Colombian Civil Aviation Administration, Unidad Especial Administrativa de Aeronáutica Civil, or Aeronautica Civil. Colombia is a Category 1 country under the FAA’s IASA program. With respect to domestic aviation, airlines must present feasibility studies to secure specific route rights, and no airline may serve the city pairs with the most traffic unless that airline has at least five aircraft with valid airworthiness certificate. In addition, Aeronautica Civil sets maximum fares for each route and a maximum number of competing airlines for each route based on the size of the city pairs served. Airlines in Colombia must also add a surcharge for fuel to their ticket prices. In addition, since November 2006, airlines must have to charge an administrative fee (“Tarifa administrativa”) for each ticket sold through an airline’s direct channels. Passengers in Colombia are also entitled by law to compensation in the event of delays in excess of four hours, over-bookings and cancellations. Currently, the San Andres, Bogotá, Pereira, Cali, Cartagena, Medellin, Monteria and Barranquilla airports are under private management arrangements. Furthermore, the government is privatizing other airports in order to finance necessary expansion projects and increase the efficiency of operations, which may lead to increases in landing fees and facility rentals at those airports.
Colombia has open-skies agreements with Aruba and the Andean Pact nations of Bolivia, Ecuador and Peru (Comunidad Andina). AeroRepública has been granted the use of 30 of the 56 available route rights for service by Colombian carriers between Colombia and Panama, and as a result, began scheduled service between the two countries in late 2005. In addition, AeroRepública was granted 30 additional bilateral frequencies per week, 7 of these frequencies to Panama from Bucaramanga, Pereira and Barranquilla, have yet to be utilized.
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

Security. On November 19, 2001, the U.S. Congress passed, and the President signed into law, the Aviation and Transportation Security Act, (the “Aviation Security Act”). This law federalized substantially all aspects of civil aviation security and created the TSA, an agency of the Department of Homeland Security, to which the security responsibilities previously held by the FAA were transitioned. The Aviation Security Act requires, among other things, the implementation of certain security measures by airlines and airports, such as the requirement that all passenger, their bags and all cargo be screened for explosives and other security related contraband. Funding for airline and airport security required under the Aviation Security Act is provided in part by a $2.50 per segment passenger security fee for flights departing from the U.S., subject to a $10 per roundtrip cap; however, airlines are responsible for costs incurred to meet security requirements beyond those provided by the TSA. The United States Government is considering increases to this fee as the TSA’s costs exceed the revenue it receives from these fees. Implementation of the requirements of the Aviation Security Act has resulted in increased costs for airlines and their passengers. Since the events of September 11, 2001, the U.S. Congress has mandated and the TSA has implemented numerous security procedures and requirements that have imposed and will continue to impose burdens on airlines, passengers and shippers.
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
Airport Access. Two U.S. airports at which we operate, John F. Kennedy International Airport in New York (“JFK”) and Reagan National Airport in Washington, D.C., have been designated by the FAA as “high density traffic airports”. From time to time, operations at these airports have been subject to arrival and departure slot restrictions during certain periods of the day. Although slot restrictions at JFK were eliminated as of January 1, 2007, on January 15, 2008, the FAA issued an order limiting the number of scheduled flight operations at JFK during peak hours to address the over-scheduling, congestion and delays at JFK. In January 2008, the DOT also issued a notice of proposed amendment to its Airport Rates and Charges policy that would allow airports to establish non-weight based fees during peak hours and to apportion certain expenses from “reliever” airports to the charges for larger airports in an effort to limit congestion. We cannot predict the outcome of this potential rule change on our costs or ability to operate in congested airports.
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
Other Property
At Tocumen International Airport, we lease a maintenance hangar, operations offices in the terminal, counter space, parking spaces and other operational properties from the entity that manages the airport. We pay approximately $88,000 per month for this leased property. Around Panama City, we also lease various office spaces, parking spaces and other properties from a variety of lessors, for which we pay approximately $13,000 per month in the aggregate.

In each of our destination cities, we also lease space at the airport for check-in, reservations and airport ticket office sales, and we lease space for CTOs in more than 34 of those cities.
AeroRepública leases most of its airport and CTO. Owned properties include one city ticket office, a warehouse close to the airport and one floor in a high-rise building in downtown Bogota.
See also our discussion of “Aircraft” and “Airport Facilities” above.
Item 4A. Unresolved Staff Comments
None.
Item 5. Operating and Financial Review and Prospects
A. Operating Results
You should read the following discussion in conjunction with our consolidated financial statements and the related notes and the other financial information included elsewhere in this annual report.
We are a leading Latin American provider of airline passenger and cargo service through our two principal operating subsidiaries, Copa and AeroRepública. Copa operates from its strategically located position in the Republic of Panama, and AeroRepública provides service primarily within Colombia complemented by international flights from various cities in Colombia to Panama, Venezuela and Ecuador. We currently operate a fleet of 58 aircraft, 32 Boeing 737-Next Generation aircraft and 26 Embraer 190 aircraft. We currently have firm orders, including purchase and lease commitments, for 26 Boeing 737-Next Generation and purchase rights and options for up to eight additional Boeing 737-Next Generation and 11 additional Embraer 190s.
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
Copa operates a modern fleet of 32 Boeing 737-Next Generation aircraft and 13 Embraer 190 aircraft. To meet its growing capacity requirements, Copa has firm orders, including purchase and lease commitments, to accept delivery of 26 additional aircraft through 2015 and has purchase rights and options that, if exercised, would allow it to accept delivery of up to 14 additional aircraft through 2017. Copa’s firm orders are for 26 additional Boeing 737-Next Generation aircraft, and its purchase rights and options are for up to eight Boeing 737-Next Generation aircraft and up to six Embraer 190s.
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
During the second quarter of 2005, we purchased AeroRepública, a Colombian air carrier that was the second-largest domestic carrier in Colombia in terms of number of passengers carried in 2005, which at the time provided point-to-point service among 11 cities in Colombia. AeroRepública currently operates a fleet of 13 Embraer 190 and has expanded its routes to include international point-to-point service from various Colombian cities to Panama, Venezuela and Ecuador. As part of its fleet expansion plan, AeroRepública has options to purchase up to five additional Embraer 190 aircraft through 2013.

Fuel is our single largest operating expense and, as a result, our results of operations are likely to continue to be materially affected by the cost of fuel as compared with prior periods. From 2004 to 2009, the average price of West Texas Intermediate crude oil, a benchmark widely used for crude oil prices that is measured in barrels and quoted in U.S. dollars, increased by 50% from $41.47 per barrel to $62.07 per barrel. During 2008, fuel prices experienced significant volatility, with West Texas Intermediate crude prices reaching the record price of approximately $145 per barrel in July. Prices then dropped below $40 per barrel at the beginning of 2009, and then stabilized at approximately $70 per barrel in the second half of 2009. While prices have decreased since their peak in 2008, we believe that fuel prices are likely to increase in the future. In past years, we have managed to offset some of the increases in fuel prices by managing load factors, fuel related price increases, which may take the form of fare increases or fuel surcharges, and cost cutting initiatives. For example, we estimate that we were able to offset approximately 100% of the increase in unit costs in 2008 as compared to 2007 through higher unit revenues. Although there are other factors affecting unit costs, management considers the 100% cost recoverability to be a fair estimate of the coverage of incremental fuel prices, as most of the increase in unit costs is related to fuel price. We have hedged 24% and 11% of our anticipated fuel needs for 2010 and 2011, respectively. We will continue to evaluate various hedging strategies, and we may enter into additional hedging agreements in the future.
Our 2005 acquisition of AeroRepública has affected the comparability of our recent results of operations.
On April 22, 2005 we acquired an initial 85.6% equity ownership interest in AeroRepública which was followed by subsequent acquisitions increasing our total ownership interest in AeroRepública to 99.9% as of December 31, 2009. AeroRepública is the second-largest domestic carrier in Colombia in terms of revenue, currently providing service among 12 cities in Colombia and international service to cities in Panama, Venezuela and Ecuador with a point-to-point route network.
We began to consolidate AeroRepública’s results of operations in our consolidated financial statements in April of 2005. We report AeroRepública’s operations as a separate segment in our financial statements and the related notes. See Note 17 to our audited financial statements included elsewhere in this annual report for segment data for AeroRepública for the year ended December 31, 2009. As a result of this acquisition and our consolidation of AeroRepública’s results as of April 22, 2005, our financial information prior to and after the acquisition is not comparable.
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
According to data from The Preliminary Overview of the Economies of Latin America and the Caribbean, an annual United Nations publication prepared by the Economic Development Division, the economy of Latin America (including the Caribbean) decreased by 1.7% in 2009 and grew by 4.1% in 2008. In recent years, the Panamanian economy has closely tracked the economies of the United States and of Latin America. In 2009, however, the Panamanian economy grew in real terms by 1.8% (versus 9.2% in 2008), according to the International Monetary Fund’s estimates. Inflation in Panama rose 2.3% in 2009 (versus 8.8% in 2008). Additionally, the Colombian economy has experienced relatively stable growth. According to the International Monetary Fund’s estimates, the Colombian gross domestic product grew by 7.5% in 2007, 2.5% in 2008 and only slightly decreased by -0.2% in 2009 with inflation (as indicated by the consumer price index) rising by 5.5% in 2007, 7.0% in 2008 and 4.6% in 2009.

Revenues
We derive our revenues primarily from passenger transportation which represents 95% of our revenues, with 5% derived from cargo and other revenues.
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
Overall demand for our passenger and cargo services is highly dependent on the regional economic environment in which we operate, including the GDP of the countries we serve and the disposable income of the residents of those countries. We believe that 50% of our passengers travel at least in part for business reasons, and the growth of intraregional trade greatly affects that portion of our business. The remaining 50% of our passengers are tourists or travelers visiting friends and family.
The following table sets forth our capacity, load factor and yields for the periods indicated.

	Year Ended December 31,
	2007	2008	2009
Copa Segment
Capacity (in available seat miles, in millions)	6,297.9	7,341.9	8,319.0
Load factor	78.4%	78.8%	76.0%
Yield (in cents)	15.33	16.81	15.25
AeroRepública Segment
Capacity (in available seat miles, in millions)	1,620.4	1,502.7	1,591.7
Load factor	57.2%	61.7%	67.5%
Yield (in cents)	22.74	26.31	20.71
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
Aircraft fuel. The price we pay for aircraft fuel varies significantly from country to country primarily due to local taxes. While we purchase aircraft fuel at all the airports to which we fly, we attempt to negotiate fueling contracts with companies that have a multinational presence in order to benefit from volume purchases. During 2009, as a result of the location of its hub, Copa purchased 57% of its aircraft fuel in Panama. Copa has over 15 suppliers of aircraft fuel across its network. In some cases, we tanker fuel in order to minimize our cost by fueling in airports where fuel prices are lowest. Our aircraft fuel expenses are variable and fluctuate based on global oil prices. From 2004 to 2009, the average price of West Texas Intermediate crude oil, a benchmark widely used for crude oil prices that is measured in barrels and quoted in U.S. dollars, increased by 50% from $41.47 per barrel to $62.07 per barrel. To date, we have managed to offset some of the increases in fuel prices with higher load factors, fuel surcharges and fare increases. In addition, our relatively young, winglet-equipped fleet also helps us mitigate the impact of higher fuel prices. Historically, we have not hedged a significant portion of our fuel costs. We have hedged 24% and 11% of our anticipated fuel needs for 2010 and 2011, respectively.

	Aircraft Fuel Data
	2005	2006	2007	2008	2009
Copa Segment
Average price per gallon of jet fuel into plane (excluding hedge) (in U.S. dollars)	$1.87	$2.10	$2.29	$3.21	$1.84
Gallons consumed (in thousands)	58,924	70,770	85,463	100,266	112,401
Available seat miles (in millions)	4,409	5,239	6,298	7,342	8,319
Gallons per ASM (in hundredths)	1.34	1.35	1.36	1.37	1.35
AeroRepública(1)
Average price per gallon of jet fuel into plane (excluding hedge) (in U.S. dollars)	$2.12	$2.24	$2.43	$3.49	$1.97
Gallons consumed (in thousands)	17,887	28,321	26,984	24,798	25,617
Available seat miles (in millions)	950	1,627	1,620	1,503	1,592
Gallons per ASM (in hundredths)	1.88	1.74	1.67	1.65	1.61

(1)	Since April 22, 2005.
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
Maintenance, material and repair expenses. Our maintenance, material and repair expenses consist of aircraft repair and charges related to light and heavy maintenance of our aircraft, including maintenance materials. Maintenance and repair expenses, including overhaul of aircraft components, are charged to operating expenses as incurred. As the age of our fleet increases and our warranties expire, our maintenance expenses will increase. We only conduct line maintenance internally and outsource heavy maintenance to independent third party contractors. In 2003, we negotiated with GE Engine Services a maintenance cost per hour program for the repair and maintenance of our CFM-56 engines which power our Boeing 737 Next Generation fleet. Our engine maintenance costs are also aided by the sea-level elevation of our hub and the use of winglets which allow us to operate the engines on our Boeing 737 Next Generation aircraft with lower thrust, thus putting less strain on the engines.
Line maintenance for AeroRepública’s fleet is performed by AeroRepública’s in-house maintenance staff. The average age of AeroRepública’s fleet as of December 31, 2009 was 3.2 years.

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
Taxes
We pay taxes in the Republic of Panama and in other countries in which we operate, based on regulations in effect in each respective country. Our revenues come principally from foreign operations and according to the Panamanian Tax Code, including all regulations, decrees and executives decrees (“Panamanian Fiscal Code”) these foreign operations are not subject to income tax in Panama.
We have elected to calculate our Panamanian income tax with the gross tax method. Under this method, based on the Panamanian Fiscal Code, income for international transportation companies is calculated based on a territoriality method that determines gross revenues earned in Panama by applying the percentage of miles flown within the Panamanian territory against total revenues. Under this method, loss carry-forwards cannot be applied to offset tax liability. Dividends from our Panamanian subsidiaries, including Copa, are separately subject to a 10% percent withholding tax on the portion attributable to Panamanian sourced income and a 5% withholding tax on the portion attributable to foreign sourced income.
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
We paid taxes totaling approximately $16.6 million in 2007, $14.9 million in 2008 and $13.8 million in 2009.
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
Goodwill and indefinite-lived purchased intangible assets. In accordance with ASC Topic 350, “Intangibles-Goodwill and Other” (“ASC Topic 350”), we perform impairment testing of goodwill separately from impairment testing of indefinite-lived intangibles. We test goodwill for impairment, at least annually, by comparing the book value to the fair value at the reporting segment level and individually test indefinite-lived intangibles, at least annually, by comparing the individual book values to fair values. Considerable management judgment is necessary to determine the assumptions that marketplace participants would consider in determining the fair value of these assets. We did not recognize any impairment charges for goodwill or intangibles assets during the years presented. All of our goodwill and indefinite-lived intangible are allocated in the AeroRepública segment and are tested annually for impairment. For the years ended December 2009 and 2008, amounts of goodwill and intangible assets have changed due to exchange effect.
Derivative instruments and hedging activities. We account for derivatives and hedging activities in accordance with ASC Topic 815, “Derivatives and Hedging” (“ASC Topic 815”), which requires entities to recognize all derivative instruments as either assets or liabilities in the balance sheet at their respective fair values.
We only enter into derivative contracts that we intend to use in managing the variability in market related values of a forecasted transaction or the variability of cash flows to be received or paid related to a recognized asset or liability (cash flow hedge). For all hedging relationships we formally document the hedging relationship and its risk-management objective and strategy for undertaking the hedge, the hedging instrument, the hedged item, the nature of the risk being hedged, how the hedging instrument’s effectiveness in offsetting the hedged risk will be assessed prospectively and retrospectively, and a description of the method of measuring ineffectiveness. We also formally assess, both at the hedge’s inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting cash flows of hedged items.

Changes in the fair value of a derivative that is highly effective and that is designated and qualifies as a cash-flow hedge are recorded in accumulated other comprehensive income to the extent that the derivative is effective as a hedge, until earnings are affected by the variability in cash flows of the designated hedged item. The ineffective portion of the change in fair value of a derivative instrument that qualifies as a cash-flow hedge or that is not designated as a hedge is reported in earnings.
We discontinued hedge accounting prospectively when we determines that the derivative is no longer effective in offsetting cash flows of the hedged item, the derivative expires or is sold, terminated, or exercised, the derivative is de-designated as a hedging instrument because it is unlikely that a forecasted transaction will occur, or management determines that designation of the derivative as a hedging instrument is no longer appropriate.
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
Adopted and Recently Issued Accounting Pronouncement
Effective July 1, 2009, the Financial Accounting Standards Board’s (“FASB”) Accounting Standards Codification (“ASC”) became the single official source of authoritative, nongovernmental generally accepted accounting principles (“GAAP”) in the United States. The historical GAAP hierarchy was eliminated and the ASC became the only level of authoritative GAAP, other than guidance issued by the Securities and Exchange Commission (“Commission”). Our accounting policies were not affected by the conversion to ASC. However, references to specific accounting standards in the footnotes to our consolidated financial statements have been changed to refer to the appropriate section of ASC.
In March 2008, the Financial Accounting Standards Board (FASB) issued Statement No. 161, “Disclosures about Derivative Instruments and Hedging Activities — an amendment of FASB Statement No. 133” (“SFAS 161”). SFAS 161 requires entities that utilize derivative instruments to provide qualitative disclosures about their objectives and strategies for using such instruments, as well as any details of credit-risk-related contingent features contained within derivatives. SFAS 161 also requires entities to disclose additional information about the amounts and location of derivatives located within the financial statements, how the provisions of SFAS 133 have been applied, and the impact that hedges have on an entity’s financial position, financial performance, and cash flows. SFAS 161 is effective for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. This concept is contained in ASC Topic 815, “Derivatives and Hedging” (“ASC Topic 815”). The adoption of this amendment did not have a material impact on our Consolidated Financial Statements.

In September 2006, the FASB issued guidance which defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. This guidance is contained in ASC Topic 820, “Fair Value Measurements and Disclosures” (“ASC Topic 820”). In February 2008, the FASB deferred the effective date to January 1, 2009 for all nonfinancial assets and liabilities, except for those that are recognized or disclosed at fair value on a recurring basis (that is, at least annually). We adopted the deferred provisions of ASC Topic 820 on January 1, 2009. Application of the new rules affected our annual impairment testing goodwill and other intangible assets.
In April 2009, the FASB issued additional guidance for estimating fair value in accordance with ASC Topic 820. The additional guidance addresses estimating fair value when the volume and level of activity for an asset or liability has significantly decreased in relation to normal market activity for the asset or liability. We adopted the provisions of this guidance for the fourth quarter of 2009. The adoption did not have a material effect on our Consolidated Financial Statements.
In June 2009, the FASB issued guidance to change financial reporting by enterprises involved with variable interest entities (“VIEs”). The standard replaces the quantitative-based risks and rewards calculation for determining which enterprise has a controlling financial interest in a VIE with an approach focused on identifying which enterprise has the power to direct the activities of a VIE and the obligation to absorb losses of the entity or the right to receive the entity’s residual returns. This accounting standard is effective for us on January 1, 2010. We are currently evaluating the requirements of this pronouncement and have not determined the impact, if any, that adoption of this standard will have on our Consolidated Financial Statements.
In October 2009, the FASB issued guidance that changes the accounting for revenue arrangements with multiple deliverables. The guidance requires an entity to allocate consideration at the inception of an arrangement to all of its deliverables based on their relative selling prices and eliminates the use of the residual method of allocation. The guidance establishes a hierarchy for determining the selling price of a deliverable, based on vendor-specific objective evidence, third-party evidence or estimated selling price. In addition, this guidance expands required disclosures related to a vendor’s multiple-deliverable revenue arrangements. This accounting standard is effective for us on January 1, 2011. This guidance did not have a material impact on our Consolidated Financial Statements.
Gain from Involuntary Conversion
In 2007, we recorded an $8.0 million gain on involuntary conversion of non-monetary assets to monetary assets related to insurance proceeds in excess of aircraft book value.
Special Fleet Charges
In 2009, we decided to terminate early three MD-80 aircraft leases prior to their scheduled expiration, in connection with the transition of AeroRepublica’s fleet to Embraer 190. Fees paid for early termination amounted to $10.5 million and were recognized as Special Fleet Charges in the Consolidated Statements of Income.
In addition to the early lease termination, we wrote down amounts related property, plant and equipment such as rotable parts, spare engines and tools totaling $4.9 million, and recognized a loss of $4.0 million related to the scrapping of obsolete expendable parts.
In 2007, we decided to terminate early five MD-80 aircraft leases, in connection with the transition of AeroRepública’s fleet to Embraer 190. Penalties paid for early termination are recognized as Special Fleet Charges in the Statement of Income.

Subsequent Events
Currency Devaluation
On Friday, January 8, 2010, the Venezuelan government announced its decision to implement new fixed exchange rates effective Monday, January 11, 2010, which will result in a significant devaluation of the Bolivar against the U.S. dollar.
Since 2005 the official exchange rate had been fixed at VEB 2.15 per U.S. dollar, however, the new regime applies two official rates to different sectors of the economy. The first exchange rate, applicable to imported goods characterized as essential, will be VEB 2.60 per U.S. dollar, and the rate applicable to all other imported goods and services, including the aviation sector, will be VEB 4.30 per U.S. dollar. At this time we are uncertain how this devaluation will affect future demand for air travel in Venezuela and the results of our business.
In addition, we have significant cash balances in Bolivars subject to Venezuelan exchange controls. Since 2003, under the Venezuelan foreign exchange control regime, foreign companies are required to obtain Venezuelan government approval to exchange Bolivars into U.S. dollars at the fixed official exchange rate for the purpose of transferring funds out of Venezuela. Furthermore, since 2008 foreign companies with operations in Venezuela have experienced increasing delays in obtaining such government approvals. As a result of these delays, as of March 11, 2010, we have approximately $92 million in Venezuelan Bolivares pending approval and repatriation. In addition, on Wednesday, January 27, the Venezuelan government announced that it would apply the exchange rate of VEB 2.60 per U.S. dollar to all funds pending approval by the Venezuela Central Bank through January 8, 2010 and committed to a four month disbursement schedule for the repatriation of these funds. As a result of the devaluation, we estimate that the Company will incur losses of approximately $21 million, which will be recorded in the first quarter of 2010 in accordance with US GAAP. Moreover, the exchange control situation in Venezuela remains uncertain, and we cannot guarantee that we will be able to repatriate funds on a timely basis and therefore continue to be exposed should there be a further devaluation of the Bolivar before such approvals.
Tax Reform
Law 8 of 2010 (the “Tax Reform”), which modifies material sections of the Panamanian Fiscal Code was approved and became effective on March 15, 2010. As a result of this reform, the airline industry will be subject to higher tax rates than it has paid in the past. We estimate, however, that we will benefit from certain tax credits in respect to taxes paid in foreign jurisdictions in 2010 and on a going-forward basis. We, therefore, anticipate that our effective tax rate for the immediate future will remain within the historical range of the past five years. As a result, we do not believe this tax reform is likely to have a material adverse effect on our financial position, results of operations and cash flows. Any future change in the Panamanian tax law increasing the taxes payable by us could have materially adverse effects on our business, financial condition and result of operations.
Results of Operation
The following table shows each of the line items in our income statements for the periods indicated as a percentage of our total operating revenues for that period:

	Year Ended December 31,
	2007	2008	2009
Operating revenues:
Passenger revenue	94.1%	94.5%	94.7%
Cargo, mail and other	5.9%	5.5%	5.3%
Total	100.0%	100.0%	100.0%
Operating expenses:
Aircraft fuel	(25.8)%	(31.4)%	(24.0)%
Salaries and benefits	(11.4)%	(10.8)%	(12.6)%
Passenger servicing	(8.1)%	(7.7)%	(8.8)%
Commissions	(6.4)%	(5.2)%	(4.6)%
Reservation and sales	(4.7)%	(4.3)%	(4.5)%
Maintenance, materials and repairs	(5.0)%	(5.2)%	(6.1)%
Depreciation	(3.4)%	(3.3)%	(3.8)%
Flight operations	(4.3)%	(4.4)%	(4.9)%
Aircraft rentals	(3.8)%	(3.3)%	(3.7)%
Landing fees and other rentals	(2.6)%	(2.5)%	(2.7)%
Other	(5.4)%	(4.5)%	(5.0)%
Special fleet charges	(0.7)%	—	(1.5)%
Gain from involuntary conversion	0.8%	—	—
Total	(80.8)%	(82.6)%	(82.2)%
Operating income	19.2%	17.4%	17.8%
Non-operating income (expenses):
Interest expense	(4.3)%	(3.3)%	(2.6)%
Interest capitalized	0.3%	0.1%	0.1%
Interest income	1.2%	0.9%	0.7%
Other, net	1.1%	(4.6)%	(4.8)%
Total	(1.8)%	(6.8)%	(2.9)%
Income/(loss) before income taxes	17.4%	10.6%	20.7%
Income taxes	(1.7)%	(1.4)%	(1.6)%
Net income	15.8%	9.2%	19.2%

Year 2009 Compared to Year 2008
Our consolidated net income in 2009 totaled $240.4 million, a 102.6% increase over net income of $118.7 million in 2008. This increase was primarily due to a $58.0 million gain in the fair value of fuel hedge instruments in 2009 as compared to a $54.8 million loss in the fair value of fuel hedge instruments in 2008. We had consolidated operating income of $223.3 million in 2009, a 0.3% decrease from operating income of $224.0 million in 2008. Our consolidated operating margin in 2009 was 17.8%, an increase of 0.4 percentage points over an operating margin of 17.4% in 2008.
Operating revenue
Our consolidated revenue totaled $1.25 billion in 2009, a 2.8% decrease from operating revenue of $1.29 billion in 2008 due to decreases in both passenger and cargo revenues.
Copa segment operating revenue
Copa’s operating revenue totaled $1.02 billion in 2009, a 1.1% decrease from operating revenue of $1.04 billion in 2008 due to decreases in both passenger and cargo revenues.
Passenger revenue. Passenger revenue totaled $964.3 million in 2009, a 0.9% decrease over passenger revenue of $973.2 million in 2008. This decrease resulted primarily from lower passenger yield, which decreased by 9.3% to 15.25 in 2009, and lower load factor, which decreased by 2.8 percentage points to 76.0% in 2009. This decrease in yield and load factor was partially offset by the increase in capacity as available seat miles increased by 13.3% in 2009 as compared to 2008 as a result of increase in departures.
Cargo, mail and other. Cargo, mail and other revenue totaled $60.2 million in 2009, a 4.1% decrease from cargo, mail and other revenue of $62.7 million in 2008. This decrease was primarily the result of lower cargo revenue resulting from a decrease in cargo volume and cargo unit prices.
AeroRepública segment operating revenue
AeroRepública’s operating revenue totaled $240.4 million in 2009, a decrease of $24.6 million from operating revenue of $264.9 million in 2008, resulting from a decrease in both passenger and cargo revenues. This decrease resulted primarily from lower passenger yield (yield decreased from 26.31 cents in 2008 to 20.71 cents in 2009) during the period, partly due to a weaker Colombian currency and lower ticket prices. The decrease in yield was partially offset by higher load factor (load factor increased by 9.3 percentage points to 67.5% in 2009) and 5.9% more capacity.
Operating expenses
Our consolidated operating expenses totaled $1.03 billion in 2009, a 3.3% decrease from operating expenses of $1.06 billion in 2008 that was primarily the result of savings due to lower fuel cost, partially offset by higher operating cost due to growth in capacity.
In 2009, our operating expenses per available seat mile excluding aircraft fuel was 7.36 cents, a 1.5% decrease from operating expenses per available seat mile excluding aircraft fuel of 7.46 cents in 2008. Aircraft fuel per available seat mile was 3.04 cents in 2009, compared to 4.58 cents in 2008. In 2009, our total operating expenses per available seat mile was 10.39 cents, a 13.7% decrease from operating expenses per available seat mile of 12.04 cents in 2008.
An overview of the major variances on a consolidated basis follows:
Aircraft fuel. Aircraft fuel totaled $300.8 million in 2009, a 25.7% decrease from aircraft fuel of $404.7 million in 2008. This decrease was primarily a result of lower fuel prices, partially offset by 10.4% higher fuel consumption and a realized fuel hedge loss of $41.9 million in 2009, as compared to a realized fuel hedge gain of $7.3 million in 2008.

Salaries and benefits. Salaries and benefits totaled $157.9 million in 2009, a 13.2% increase over salaries and benefits of $139.4 million in 2008. This increase was primarily a result of an overall increase in headcount to support our operations.
Passenger servicing. Passenger servicing totaled $110.8 million in 2009, a 12.1% increase over passenger servicing of $98.8 million in 2008. This increase was primarily a result of an increase in capacity and on-board passengers.
Maintenance, materials and repairs. Maintenance, materials and repairs totaled $76.7 million in 2009, a 15.5% increase over maintenance, materials and repairs of $66.4 million in 2008. This increase was primarily a result of increase in capacity and overhaul events.
The remaining operating expenses totaled $383.6 million in 2009, an increase of $28.1 million over 2008.
Copa segment operating expenses
The breakdown of operating expenses per available seat mile is as follows:

	Year Ended December 31,		Percent
	2008	2009	Change
	(in cents)
Operating Expenses per ASM:
Salaries and benefits	1.48	1.50	1.4%
Passenger servicing	1.11	1.12	0.9%
Commissions	0.71	0.55	(22.3%)
Reservation and sales	0.55	0.50	(10.0%)
Maintenance, materials and repairs	0.63	0.77	23.4%
Depreciation	0.52	0.52	0.0%
Flight operations	0.64	0.62	(3.2%)
Aircraft rentals	0.43	0.31	(26.5%)
Landing fees and other rentals	0.33	0.30	(7.0%)
Other	0.55	0.55	(0.1%)

Total operating expenses per ASM before aircraft fuel	6.94	6.75	(2.8%)
Aircraft fuel	4.33	2.99	(30.9%)

Total operating expenses per ASM	11.27	9.74	(13.6%)

Aircraft fuel. Aircraft fuel totaled $249.0 million in 2009, a 21.7% decrease from aircraft fuel of $318.2 million in 2008. This decrease was primarily a result of a 29.9% decrease in the all-in average price per gallon of jet fuel ($2.20 in 2009 compared to $3.14 in 2008) and the consumption of 12.1% more fuel due to a 12.2% increase in departures. Aircraft fuel per available seat mile decreased by 30.9% due to the decrease in average fuel cost per gallon.
Salaries and benefits. Salaries and benefits totaled $125.2 million in 2009, a 14.9% increase over salaries and benefits of $108.9 million in 2008. This increase was mainly a result of an overall increase in operating headcount to support increased capacity deployed during the year. Salaries and benefits per available seat mile increased by 1.4%.
Passenger servicing. Passenger servicing totaled $92.9 million in 2009, a 14.3% increase over passenger servicing of $81.2 million in 2008. This increase was primarily a result of Copa’s 13.3% increase in capacity. Passenger servicing per available seat mile increased by 0.9%.

Commissions. Commissions totaled $45.9 million in 2009, a 12.0% decrease from commissions of $52.1 million in 2008. This decrease was primarily a result of lower passenger revenue and lower average commission rates. Commissions per available seat mile decreased by 22.3%.
Reservations and sales. Reservations and sales totaled $41.5 million in 2009, a 2.0% increase over reservations and sales of $40.7 million in 2008. This increase was primarily a result of an 8.2% increase in on-board passengers. Reservations and sales expenses per available seat mile decreased by 10.0%.
Maintenance, materials and repairs. Maintenance, materials and repairs totaled $64.2 million in 2009, a 39.8% increase over maintenance, materials and repairs of $45.9 million in 2008. This increase was primarily a result of a 13.3% increase in capacity and more overhaul events. Maintenance, materials and repair per available seat mile increased by 23.4%. We recognize the cost of overhaul events when they occur. Therefore, our maintenance cost will fluctuate due the timing of these activities.
Depreciation. Depreciation totaled $43.2 million in 2009, a 13.3% increase over depreciation of $38.1 million in 2008, as a result of higher depreciation attributable to our acquisition of four new Embraer 190 and one new Boeing 737-800 in 2008, and one new Boeing 737-800 in 2009.
Flight operations, aircraft rentals and landing fees and other rentals. Combined, flight operations, aircraft rentals and landing fees and other rentals increased from $101.9 million in 2008 to $102.5 million in 2009. Combined flight operations, aircraft rentals and landing fees and other rentals per available seat mile decreased by 11.2%, as the increase in the combined expense was offset by a 13.3% increase in available seat miles.
Other. Other expenses totaled $45.9 million in 2009, a 13.2% increase over other expenses of $40.6 million in 2008. This increase was primarily a result of an increase in OnePass frequent flyer miles earned by customers during the period and higher technology related expenses. Other expenses per available seat mile decreased by 0.1%.
AeroRepública segment operating expenses
AeroRepública’s operating expenses totaled $232.7 million in 2009, a decrease of $16.4 million from operating expenses of $249.2 million reported during 2008, primarily as a result of lower aircraft fuel cost, partially offset by higher expenses related to 8.6% more departures and special fleet charges related to the retirement of the older MD-80 aircraft.
Non-operating income (expense)
Our consolidated non-operating income totaled $36.6 million in 2009, an increase over non-operating expenses of $87.9 million in 2008, attributable primarily to a $58.0 million gain in the market value of fuel hedge instruments as compared to a $54.8 million loss in the market value of fuel hedge instruments during 2008.
Copa segment non-operating income (expense)
Non-operating income totaled $40.1 million in 2009, an increase over non-operating expense of $77.4 million in 2008, attributable primarily to a $53.1 million gain in the market value of fuel hedge instruments.
Interest expense. Interest expense totaled $30.1 million in 2009, a 16.9% decrease from interest expense of $36.2 million in 2008, primarily resulting from lower average interest rates during the period. The average effective interest rates on our debt decreased by 76 basis points from 4.68% during 2008 to 3.92% during 2009. At period’s end, interest rate on 49% of our outstanding debt was fixed at an average effective rate of 4.87%.
Interest capitalized. Interest capitalized totaled $0.7 million in 2009, a 63.9% decrease from interest capitalized of $1.9 million in 2008, resulting from lower average monthly balance relating to pre-delivery payments on aircraft.

Interest income. Interest income totaled $8.1 million in 2009, a 22.8% decrease from interest income of $10.5 million in 2008. This decrease was mainly a result of lower average interest rates during the period.
Other, net. Other, net income totaled $61.3 million in 2009, compared to a $53.6 million other, net loss in 2008. This change was primarily the result of a $55.9 million gain in the market value of fuel hedge instruments during 2009 as compared to a loss of $53.1 million during 2008.
AeroRepública segment non-operating income (expense)
Non-operating expense totaled $2.4 million in 2009, a decrease from non-operating expense of $10.5 million in 2008, attributable primarily to a gain in the market value of fuel hedge instruments during 2009, as compared to a loss in the market value of fuel hedge instruments during 2008.
Year 2008 Compared to Year 2007
Our consolidated net income in 2008 totaled $118.7 million, a 26.7% decrease from net income of $161.8 million in 2007. This decrease was due to a $54.9 million loss in the fair value of fuel hedge instruments. Operationally, we had a consolidated income of $224.0 million in 2008, a 13.4% increase over operating income of $197.5 million in 2007. Our consolidated operating margin in 2008 was 17.4%, a decrease of 1.8 percentage points from an operating margin of 19.2% in 2007.
Operating revenue
Our consolidated revenue totaled $1.29 billion in 2008, a 25.5% increase over operating revenue of $1.0 billion in 2007 due to increases in both passenger and cargo revenues.
Copa segment operating revenue
Copa’s operating revenue totaled $1.04 billion in 2008, a 28.5% increase over operating revenue of $806.2 million in 2007 due to increases in both passenger and cargo revenues.
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

Operating expenses
Our consolidated operating expenses totaled $1.06 billion in 2008, a 28.3% increase over operating expenses of $829.8 million in 2007 that was primarily attributable to the growth of our operations and higher fuel cost.
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
The remaining operating expenses totaled $354.7 million in 2008, an increase of $55.9 million over 2007.
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

Aircraft fuel. Aircraft fuel totaled $318.2 million in 2008, a 59.4% increase over aircraft fuel of $199.7 million in 2007. This increase was primarily a result of a 37.0% increase in the all-in average price per gallon of jet fuel ($3.14 in 2008 compared to $2.29 in 2007) and the consumption of 16.6% more fuel due to a 18.9% increase in departures and an increase in average stage length. Aircraft fuel per available seat mile increased by 36.7% due to the increase in average fuel cost per gallon.
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
Flight operations, aircraft rentals and landing fees and other rentals. Combined, flight operations, aircraft rentals and landing fees and other rentals increased from $84.7 million in 2007 to $101.9 million in 2008, primarily as a result of Copa’s 16.6% increase in capacity. Combined, flight operations, aircraft rentals and landing fees and other rentals per available seat mile increased by 3.1%.
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
Non-operating income (expense)
Our consolidated non-operating expenses totaled $87.9 million in 2008, an increase over non-operating expenses of $18.6 million in 2007, attributable primarily to a $54.9 million loss in the market value of fuel hedge instruments.

Copa segment non-operating income (expense)
Non-operating expense totaled $77.4 million in 2008, an increase over non-operating expense of $6.1 million in 2007, attributable primarily to a $53.1 million loss in the market value of fuel hedge instruments.
Interest expense. Interest expense totaled $36.2 million in 2008, a 0.3% decrease from interest expense of $36.3 million in 2007, primarily resulting from lower average interest rates during the period. The average effective interest rates on our debt decreased by 88 basis points from 5.56% during 2007 to 4.68% during 2008. At period’s end, interest rate on 47% of our outstanding debt was fixed at an average effective rate of 4.89%.
Interest capitalized. Interest capitalized totaled $1.9 million in 2008, a 25.3% decrease over interest capitalized of $2.6 million in 2007, resulting from lower average monthly balance relating to pre-delivery payments on aircraft.
Interest income. Interest income totaled $10.5 million in 2008, a 10.3% decrease from interest income of $11.7 million in 2007. This decrease was mainly a result of lower average interest rates during the period, partially offset by a higher average cash and investment balance.
Other, net. Other, net loss totaled $53.6 million in 2008, compared to a $15.9 million other, net income in 2007. This change was primarily the result of a $53.1 million loss in the market value of fuel hedge instruments during the period.
AeroRepública segment non-operating income (expense)
Non-operating expense totaled $10.5 million in 2008, a decrease from non-operating expense of $12.2 million in 2007, attributable primarily to lower interest expense.
B. Liquidity and Capital Resources
In recent years, we have been able to meet our working capital requirements through cash from our operations. Our capital expenditures, which consist primarily of aircraft purchases, are funded through a combination of our cash from operations and long-term financing. From time to time, we finance pre-delivery payments related to our aircraft with medium-term financing in the form of commercial banks loans and/or bonds privately placed with commercial banks. Our accounts receivable at December 31, 2009 increased by $5.6 million compared with December 31, 2008, primarily as a result of the growth in operating revenues.
Our cash, cash equivalents and short-term investments at December 31, 2009 decreased by $44.7 million to $352.1 million. At December 31, 2009, we had $6.4 million in restricted cash within long-term investments as collateral for letters of credits. At December 31, 2009 we had available committed lines of credit totaling $29.6 million under which there were no amounts outstanding and uncommitted lines of credit totaling $60.0 million under which there was $20.0 million outstanding. These lines of credit have been secured to bridge potential liquidity gaps and account for other potential contingencies.
Operating Activities
We rely primarily on cash flows from operations to provide working capital for current and future operations. Cash flows from operating activities totaled $282.4 million in 2009, $198.1 million in 2008 and $221.9 million in 2007. The increase in operating cash flows over these periods was primarily due to the growth of our business.

Investing Activities
During 2009, our capital expenditures were $202.7 million, which consisted primarily of expenditures related to our purchase of one Boeing 737-800 aircraft, as well as $151.7 million in expenditures related to advance payments on aircraft purchase contracts for aircraft delivering in 2010, 2011 and 2012. During 2008, our capital expenditures were $215.9 million, which consisted primarily of expenditures related to our purchase of four Embraer 190 aircraft and one Boeing 737-800 aircraft, as well as to expenditures related to advance payments on aircraft purchase contracts. During 2007, our capital expenditures were $366.1 million, which consisted primarily of expenditures related to our purchase of nine Embraer 190 aircraft and two Boeing 737-800 aircraft, as well as to expenditures related to advance payments on aircraft purchase contracts.
Financing Activities
Financing activities during 2009 consisted primarily of $103.8 million of financing of one aircraft and aircraft pre-delivery payments, the repayment of $175.4 million in short and long-term debt and $16.3 million in dividends declared and paid.
Financing activities during 2008 consisted primarily of $160.2 million of financing for five aircraft and aircraft pre-delivery payments, the repayment of $84.5 million in long-term debt and $16.2 million in dividends declared and paid.
Financing activities during 2007 consisted primarily of $329.1 million of financing for 11 aircraft and aircraft pre-delivery payments, the repayment of $87.3 million in long-term debt and $13.6 million in dividends declared and paid.
In past years we have generally been able to arrange medium-term financing for pre-delivery payments through loans with commercial banks. In 2009, we financed our pre-delivery payments with our own cash. As the aircraft are delivered and the financing for the aircraft is received, these pre-delivery payments will be recovered by the company.
Although we have not experienced any difficulty obtaining financing, the current recessionary environment, combined with other factors, has led to a tightening in the credit markets, which has increased the cost of our lease and debt financing and we may not be able to continue to raise financing on terms attractive to us, or at all, in the future.
We have financed the acquisition of 21 Boeing 737-Next Generation aircraft and three spare engines through syndicated loans provided by international financial institutions with the support of partial guarantees issued by the Export-Import Bank of the United States, or Ex-Im, with repayment profiles of 12 years. The Ex-Im guarantees support 85% of the net purchase price and are secured with a first priority mortgage on the aircraft in favor of a security trustee on behalf of Ex-Im. The documentation for each loan follows standard market forms for this type of financing, including standard events of default. Our Ex-Im supported financings amortize on a quarterly basis, are denominated in dollars and originally bear interest at a floating rate linked to LIBOR. Our Ex-Im guarantee facilities typically offer an option to fix the applicable interest rate. We have exercised this option with respect to $337.8 million as of December 31, 2009 at an average weighted interest rate of 4.67%. The remaining $25.8 million bears interest at an average weighted interest of LIBOR plus 0.03%. At December 31, 2009, the total amount outstanding under our Ex-Im-supported financings totaled $363.5 million.
We have effectively extended the maturity of certain of our Boeing aircraft financing to 15 years through the use of a “Stretched Overall Amortization and Repayment,” or SOAR, structure which provides serial draw-downs calculated to result in a 100% loan accreting to a recourse balloon at the maturity of the Ex-Im guaranteed loan. The SOAR portions of our facilities require us to maintain certain financial covenants, including an EBITDAR to fixed charge ratio, a long-term obligations to EBITDAR ratio and a minimum unrestricted cash balance. To comply with the first ratio, our EBITDA plus aircraft rent expense, or EBITDAR, for the prior year must be at least 2.0 times our fixed charge expenses (including interest, commission, fees, discounts and other finance payments) for that year. To comply with the second ratio, our long-term obligations must be no more than six times EBITDAR. Third, our cash, cash equivalents and short-term investment balance should be at least $50 million. As of December 31, 2009, we complied with all required covenants. We also pay a commitment fee on the unutilized portion of our SOAR loans.

We also have financed 10% of the purchase price of certain of our Boeing aircraft through commercial loans. Under the commercial loan agreements for aircraft received in 2002, we are required to comply with four specific financial covenants. The first covenant requires our EBITDAR for the prior year to be at least 2.0 times our finance charge expenses (including interest, commission, fees, discounts and other finance payments). The second covenant limits our net borrowings to 85% of our capitalization. The third covenant requires our tangible net worth to be at least $120 million. The last covenant requires us to maintain a minimum of $50 million in available cash (including cash equivalents and committed credit facilities). As of December 31, 2009, we complied with all required covenants.
Our Embraer aircraft purchases are not eligible for Ex-Im guaranteed financing. During 2005, we secured a senior term loan facility in the amount of $134 million for the purchase of six Embraer 190 aircraft. The loans have a term of twelve years. During 2005, we utilized $44 million of this facility and the remaining $90 million was drawn during 2006. During 2006, we secured a senior and junior term loan facility for a total $240 million for the purchase of ten Embraer 190 aircraft. The loans have a term of twelve years. During 2006, we utilized $24 million of this facility and the remainder was drawn during 2007. During 2008, we secured a senior term loan facility in the amount of $100 million for the purchase of four Embraer 190 aircraft. The loans have a term of twelve years. During 2008, we utilized all of this facility. Under the 2006 loan agreement we are required to comply with certain financial covenants. The first covenant requires our EBITDAR for the prior year to be at least 2.5 times our fixed charge expenses (including interest, commission, fees, discounts and other finance payments) for that year. The second covenant requires a total liability plus operating leases minus operating cash to tangible net worth ratio of less than 5.5 to 1. The third covenant requires our tangible net worth to be at least $160 million. The last covenant requires us to maintain a minimum of $75 million in available cash, cash equivalents and short-term investments. As of December 31, 2009, we complied with all required covenants.
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
As of December 31, 2009, we had placed firm purchase orders with The Boeing Company for 27 Boeing 737-Next Generation aircraft and we have purchase rights and options for an additional eight Boeing 737-Next Generation aircraft. We also have options to purchase an additional 11 Embraer 190 aircraft. The schedule for delivery of our firm purchase orders is as follows: seven in 2010, five in 2011, five in 2012, four in 2013, four in 2014, and two in 2015. We meet our pre-delivery deposit requirements for our Boeing 737-Next Generation aircraft by paying cash, or by using medium-term borrowing facilities and/or vendor financing for deposits required between two years and 6 months prior to delivery. Pre-delivery deposits for our Embraer 190 aircraft are required 18, 12 and 6 months prior to delivery. We fund these deposits with our own cash.
We maintain available facilities for letters of credit with several banks with outstanding balances of $25.7 million and $34.6 million at December 31, 2009 and 2008, respectively. These letters of credit are pledged for aircraft rentals, maintenance and guarantees for airport facilities. Of this total, $7.7 million are letters of credit opened on behalf of AeroRepública for the same purposes listed above. In addition, we have committed lines of credit totaling $29.6 million, including one line of credit for $15.0 million with Banco General and an overdraft line of credit of $10.0 million with Towerbank. We also had a non committed line of credit of $60.0 million with Bladex. These lines of credit have been secured to bridge liquidity gaps and for other potential contingencies. As of December 31, 2009, we had an outstanding balance of $20.0 million with Bladex.

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
D. Trend Information
We seek to expand our operations by adding frequencies and new routes with the addition of eight new Boeing 737-800 aircraft to our fleet in 2010. For the remainder of 2010, we expect to continue to concentrate on keeping our operating costs low and pursuing ways to make our operations more efficient.
We intend to continue developing initiatives to improve the operations at both Copa and AeroRepública, including a continued focus on on-time performance and completion factors. In February 2010, as part of our plan to modernize AeroRepública’s fleet, we completed the retirement of our last remaining MD-80 aircraft. Additionally, we continue to seek further integration of Copa’s and AeroRepública’s network through codesharing and fleet interchange agreements.
We expect jet fuel prices will continue to be volatile in 2010 and expect to continue evaluating fuel hedging programs to help protect us against short-term movements in crude oil prices. We also expect some recovery of the regional economic environment during 2010.
We expect our operating capacity to increase approximately 10% in 2010, primarily as a result of the addition of nine new aircraft throughout the year.
E. Off-balance sheet arrangements
None of our operating lease obligations are reflected on our consolidated balance sheet, and we have no other off-balance sheet arrangements. We are responsible for all maintenance, insurance and other costs associated with operating these aircraft; however, we have not made any residual value or other guarantees to our lessors.
F. Tabular Disclosure of Contractual Obligations
Our non-cancelable contractual obligations at December 31, 2009 included the following:

	At December 31, 2009
		Less than	1-3	3-5	More than
	Total	1 Year	Years	Years	5 Years
	(in thousands of dollars)
Aircraft and engine purchase commitments	980,883	246,243	347,587	319,975	67,078
Aircraft operating leases	226,557	46,670	79,433	53,038	47,416
Other operating leases	35,935	9,741	13,536	9,396	3,262
Short-term debt and long-term debt(1)	937,630	122,271	206,184	190,124	419,051
Total	2,181,005	424,925	646,740	572,533	536,807

(1)	Includes actual interest and estimated interest for floating-rate debt based on December 31, 2009 rates.

Most contract leases include renewal options. Non-aircraft related leases have renewable terms of one year, and their respective amounts included in the table above have been estimated through 2014, but we cannot estimate amounts with respect to those leases for later years. Our leases do not include residual value guarantees.
The Company has a prepaid pension asset, but estimates that contribution payments to the plan, which reflect expected future services, will be $1.2 million for 2010.
Item 6. Directors, senior management and employees
A. Directors and Senior Management
We are managed by our Board of Directors which currently consists of eleven members who serve two-year terms and may be re-elected. The number of directors elected each year alternates between six directors and five directors. Messrs. Pedro Heilbron, Osvaldo Heilbron, Ricardo A. Arias, Mark Erwin, Alfredo Arias Loredo and Roberto Artavia were each re-elected for two-year terms at our annual shareholders’ meeting held in May 2008. At our 2009 annual shareholders’ meeting held on May 6, 2009, Messrs. Stanley Motta, José Castañeda Velez, Jaime Arias, Alberto C. Motta Jr., and Joseph Fidanque were re-elected as directors until the 2011 annual shareholders’ meeting. Our charter does not have a mandatory retirement age for our directors.
The following table sets forth the name, age and position of each member of our Board of Directors as of February 26, 2010. A brief biographical description of each member of our Board of Directors follows the table.

Name	Position	Age
Pedro Heilbron	Chief Executive Officer and Director	52
Stanley Motta	Chairman and Director	64
Osvaldo Heilbron	Director	84
Jaime Arias	Director	75
Ricardo Alberto Arias	Director	70
Alberto C. Motta, Jr.	Director	63
Mark Erwin	Director	54
Joseph Fidanque III	Director	43
Jose Castañeda Velez	Director	65
Roberto Artavia Loria	Director	51
Alfredo Arias Loredo	Director	63
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
Mr. Jaime Arias has been one of the directors of Copa Airlines since 1983 and a director of Copa Holdings, since it was established in 1998. He is a founding partner of Galindo, Arias & Lopez. Mr. Arias holds a B.A. from Yale University, a J.D. from Tulane University and legal studies at the University of Paris, Sorbonne. He serves on the boards of directors of Televisora Nacional, S.A., ASSA Compañía de Seguros, S.A., Empresa General de Inversiones, S.A., Petróleos Delta, S.A., Bac International Bank, Inc., Direct Vision, S.A. and Promed, S.A.

Mr. Ricardo Arias has been one of the directors of Copa Airlines since 1985 and a director of Copa Holdings, since it was established in 1998. He is a founding partner of Galindo, Arias & Lopez. Mr. Arias is the former Panamanian ambassador to the United Nations. Mr. Arias holds a B.A. in international relations from Georgetown University, an LL.B. from the University of Puerto Rico and an LL.M. from Yale Law School. He serves on the boards of directors of Banco General, S.A. and Empresa General de Inversiones, S.A., which is the holding company that owns Banco General, S.A. Mr. Arias is also listed as a principal or alternate director of several subsidiary companies of Banco General, S.A. and Empresa General de Inversiones, S.A. Mr. Arias is a former Director and President of the Panamanian Stock Exchange.
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
Mr. Mark Erwin has been one of the directors of Copa Airlines and Copa Holdings since 2004. He is the Senior Vice President Corporate Development and Alliances of Continental Airlines and serves on the board of directors of Continental Micronesia, Inc., the wholly owned western Pacific subsidiary of Continental Airlines, Inc. Mr. Erwin held the position of Senior Vice President of Airport Services of Continental Airlines, Inc. from 1995 through 2002. Mr. Erwin is a graduate of Portland State University. Mr. Erwin has been appointed to our Board of Director pursuant to our supplemental agreement with Continental (see “Item 7.B Related Party and Certain Significant Transactions — Supplemental Agreement”).
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
Mr. Alfredo Arias Loredo is one of the independent directors of Copa Holdings. He is the former Executive President of Cerveceria Nacional, S.A. Mr. Arias Loredo is a member of the Board of Trustees of ANCON (Asociación Nacional para la Conservación de la Naturaleza). Mr. Arias Loredo received a B.S. in Mechanical Engineering and an M.S. in Industrial Management, both from Georgia Institute of Technology.

The following table sets forth the name, age and position of each of our executive officers as of February 26, 2010. A brief biographical description of each of our executive officers follows the table.

Name	Position	Age
Pedro Heilbron	Chief Executive Officer	52
Victor Vial	Chief Financial Officer	44
Daniel Gunn	Senior Vice-President of Operations	42
Leo Marchosky	Vice-President of Human Resources	53
Joe Mohan	Vice-President of Commercial and Planning	40
Jaime Aguirre	Vice-President of Maintenance	47
Vidalia de Casado	Vice-President of On-Board Services	52
David Lindskoog	Vice-President of Flight Operations	59
Peter Diaz	Vice-President of Airport Services	43
Roberto Junguito Pombo	Chief Executive Officer of AeroRepública	39
Mr. Pedro Heilbron has been our Chief Executive Officer for 21 years. He received an M.B.A. from George Washington University and a B.A. from College of the Holy Cross. Mr. Heilbron is the son of Mr. Osvaldo Heilbron, a member of our Board of Directors. Mr. Heilbron is a Member of the Board of Governors of IATA.
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
Ms. Vidalia de Casado has been our Vice-President of On-Board Services since January 2010. She joined Copa in 1989, serving as Passenger Services Manager from 1989 to 1995 and Vice-President of Passenger Services from 1995 to 2010. Prior to joining Copa, she spent seven years as Human Resource and Service Director with Air Panama Internacional, S.A. Ms. de Casado received a B.S. in Business from Universidad Latina and an M.B.A. from the University of Louisville.
Captain David Lindskoog has been our Vice-President of Flight Operations since 2008. Captain Lindskoog has worked in the airline industry since 1981, both in line operations and in management. Prior to joining Copa he held management positions at North American Airlines and ATA Airlines. Captain Lindskoog received a B.S. in Professional Pilot Technology from Purdue University.

Mr. Peter Díaz has been our Vice-President of Airport Services since January 2010. Prior to joining COPA he served as Vice-President of Primeflight Aviation Services and also held regional positions with JetBlue Airways from 2003 through 2008. He received a B.S. in Business Administration from Embry-Riddle University.
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
B. Compensation
In 2009, we paid an aggregate of approximately $2.7 million in cash compensation to our executive officers. Although in 2006 we set aside $3.0 million for payment to senior management related to covenants not to compete with us in the future, we have not set aside any other funds for future payments to executive officers.
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
Incentive Compensation Program
In 2005, the Compensation Committee of our Board of Directors eliminated the then existing Long Term Retention Plan and approved a one time non vested stock bonus award program for certain executive officers (the “Stock Incentive Plan”). Non vested stock delivered under the Stock Incentive Plan may be sourced from treasury stock, or authorized un-issued shares. In March 2006, in accordance with this program, the Compensation Committee of our Board of Directors granted 935,650 restricted stock awards. Senior management were granted 847,625 non vested stock awards, which vest over five years in yearly installments equal to 15% of the awarded stock on each of the first three anniversaries of the grant date, 25% on the fourth anniversary and 30% on the fifth anniversary. Managers, officers and key employees, not on our senior management team, were granted 88,025 non vested stock awards which vest on the second anniversary of the grant date. In each of March 2007, February 2008, and March 2009 the Compensation Committee of our Board of Directors granted 16,955, 73,374 and 113,714 shares of non-vested stock awards, respectively, to certain named executive officers, which vest over three years in yearly installments equal to one-third of the awarded stock on each of the three anniversaries of the grant date. Non-vested stock awards were measured at their fair value, which is the same amount for which a similarly restricted share would be issued to third party, on the grant date. The fair value of these non-vested stocks award was $22.05, $37.97, $53.14 and $21.10 for the 2009, 2008, 2007 and 2006 grants, respectively.
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

The Compensation Committee plans to make additional equity based awards under the plan from time to time, including additional non vested stock and stock option awards. While the Compensation Committee will retain discretion to vary the exact terms of future awards, we anticipate that future employee non-vested stock and stock option awards granted pursuant to the plan will generally vest over a three year period and the stock options will carry a ten year term.
The total compensation cost recognized for non-vested stocks and options awards was $5.3 million, $5.6 million and $4.8 million in 2009, 2008 and 2007, respectively, and was recorded as a component of “Salaries and benefits” within Operating Expense.
During first quarter of 2010 the Compensation Committee of our Board of Directors approved two new stock compensation plans. Awards were granted under these new plans for 55,758 shares of non-vested stock awards, which will vest over three years. We estimate the fair value of these awards to be approximately $3.1 million and the 2010 compensation cost for these plans to be $1.0 million.
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
Currently, our Board of Directors is comprised of eleven members. The number of directors elected each year alternates between six directors and five directors. Messrs. Pedro Heilbron, Osvaldo Heilbron, Alfredo Arias Loredo, Ricardo Arias, Mark Erwin, and Roberto Artavia were each re-elected to two-year terms at our annual shareholders’ meeting held in May 2008. Messrs. Stanley Motta, Jaime Arias, Alberto C. Motta Jr., Joseph Fidanque and José Castañeda were re-elected to two-year terms at our annual shareholders’ meeting held in May 2009. Our charter does not have a mandatory retirement age for our directors.
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

Approximately 76% of Copa’s employees are located in Panama, while the remaining 24% are distributed among our foreign stations. Copa’s employees can be categorized as follows:

	December 31,
	2005	2006	2007	2008	2009
Pilots	235	299	375	492	529
Flight attendants	448	514	575	719	783
Mechanics	200	155	213	247	249
Customer service agents, reservation agents, ramp and other	1,626	1,861	1,898	2,270	2,143
Management and clerical	587	675	742	807	1,068

Total employees	3,096	3,504	3,803	4,535	4,772

Our profit-sharing program at Copa reflects our belief that our employees will remain dedicated to our success if they have a stake in that success. We identify key performance drivers within each employee’s control as part of our annual objectives plan, or “Path to Success.” Typically, we pay bonuses in February based on our performance during the preceding calendar year. For members of management, 75% of the bonus amount is based on our performance as a whole and 25% is based on the achievement of individual goals. Bonuses for non-management employees are based on the company’s performance and payment is typically a multiple of the employee’s weekly salary. The bonus payments are approved by our compensation committee. We typically make accruals each month for the expected annual bonuses which are reconciled to actual payments at their dispersal in the first quarter.
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
We generally maintain good relations with our union and non-union employees and have not experienced work stoppages during the past twenty years. Approximately 56% of Copa’s employees are unionized. There are currently five unions covering our Copa employees in Panama: the pilots’ union (SIPAC); the flight attendants’ union (SIPANAB); the mechanics’ union (SINTECMAP); the traffic attendants’ union (UGETRACO); and a generalized union, SIELAS, which represents ground personnel, messengers, drivers, counter agents and other non-executive administrative staff. In November of 2007, Copa negotiated a new collective bargaining agreement with its pilot union that will remain in effect for more than four years, with the next negotiation scheduled for August 2012. Copa entered into new collective bargaining agreements with its general union, mechanics union and flight attendants union in July 2008, April 2009, and March 2010 respectively. Collective bargaining agreements in Panama typically extend for four years. We also have agreements with our Copa employees in São Paulo, Brazil and Mexico. We have traditionally experienced good relations with our unions, and we generally agree to terms in line with the economic environment affecting Panama, our company and the airline industry generally.
AeroRepública’s pilots and flight attendants are represented by two separate unions. The pilots’ union, Asociación Colombiana de Aviadores Civiles (ACDAC), represents AeroRepública’s pilots and co-pilots. The flight attendants’ union, Asociación Colombiana de Auxiliares de Vuelo (ACAV), represents all of AeroRepública’s flight attendants. AeroRepública’s entered into a new collective bargaining agreement with ACDAC on March 3, 2008 and will be effect until December 31, 2010. Typically, collective bargaining agreements in Colombia are valid for a period of two to four years. AeroRepública has traditionally experienced good relations with its unions.
E. Share Ownership
The members of our Board of Directors and our executive officers as a group own 0.3% of our Class A shares. See “Item 7A. Major Shareholders and Related Party Transactions.”

For a description of stock options granted to our Board of Directors and our executive officers, see “—Compensation—Long Term Incentive Compensation Program”.
Item 7. Major Shareholders and Related Party Transactions
A. Major Shareholders
The following table sets forth information relating to the beneficial ownership of our Class A shares as of December 31, 2009 by each person known to us to beneficially own 5% or more of our common shares and all our directors and officers as a group. Class A shares are limited voting shares entitled only to vote in certain specified circumstances. See “Item 10B. Additional Information — Memorandum and Articles of Association — Description of Capital Stock.”

	Class A Shares
	Beneficially Owned
	Shares	(%)(1)
CIASA(2)	—	—
Executive officers and directors as a group (20 persons)	98,069	0.3%
Bank of America Corp. (3)	2,243,288	7.3%
Others	28,225,496	92.3%

Total	30,566,853	100%

(1)	Based on a total of 30,566,853 Class A shares outstanding.

(2)	CIASA owns 100% of the Class B shares of Copa Holdings, representing 29.1% of our total capital stock.

(3)	Based on a Schedule 13G filed with the SEC, dated February 2, 2010, in which Bank of America Corp. and certain related parties, reported beneficial ownership of 2,243,288 Class A Shares.
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
The holders of more than 78% of the issued and outstanding stock of CIASA have entered into a shareholders’ agreement providing that the parties to the agreement will vote all of their shares in CIASA together as a group on all matters concerning CIASA’s holdings of Class B shares. Additionally, this shareholders’ agreement restricts transfers of CIASA shares to non-Panamanian nationals. Messrs. Stanley Motta and Alberto C. Motta Jr. together exercise effective control of CIASA.
The address of CIASA is Corporación de Inversiones Aéreas, S.A., c/o Compañía Panameña de Aviación, S.A., Boulevard Costa del Este, Avenida Principal y Avenida de la Rotonda, Urbanización Costa del Este, Complejo Business Park, Torre Norte, Parque Lefevre, Panama City, Panama. The address of Continental is Continental Airlines, Inc., 1600 Smith Street, Houston, Texas 77002.

B. Related Party and Certain Significant Transactions
Supplemental Agreement
Copa Holdings is a party to a supplemental agreement with CIASA and Continental entered into in connection with Continental’s May 2008 offering of our shares. The supplemental agreement terminates the shareholders’ agreement between the Company, CIASA and Continental that existed prior to Continental’s exit and further amends the amended and restated registration rights agreement between the parties. Pursuant to the supplemental agreement, Continental has the right to appoint a member of its senior management to our Board of Directors during the term of our alliance agreement with Continental.
Registration Rights Agreement
Under the registration rights agreement, as amended by the supplemental agreement, CIASA continues to have the right to make up to two demands on us with respect to the registration and sale of our common stock held by them. One half of the registration expenses incurred in connection with the first demand registration requested after the date hereof, which expenses exclude underwriting discounts and commissions, will be paid ratably by each security holder participating in such offering in proportion to the number of their shares that are included in the offering, and the balance of such expenses will be paid by the Copa Holdings for such demand registrations.
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
Alliance Agreement. Under our alliance agreement with Continental, both airlines agree to continue their codesharing relationship with extensions as they feel are appropriate and to work to maintain our antitrust immunity with the DOT. In order to support the codesharing relationship, the alliance agreement also contains provisions mandating a continued frequent flyer relationship between the airlines, setting minimum levels of quality of service for the airlines and encouraging cooperation in marketing and other operational initiatives. Continental and Copa are prohibited by the alliance agreement from entering into commercial agreements with certain classes of competing airlines, and the agreement requires both parties to include each other, as practicable, in their commercial relationships with other airlines. Other than by expiration as described above, the agreement is also terminable by an airline in cases of, among other things, uncured material breaches of the alliance agreement by the other airline, bankruptcy of the other airline, termination of the services agreement for breach by the other airline, termination of the frequent flyer participation agreement without entering into a successor agreement by the other airline, termination by Continental upon the material unremedied breach of the registration rights agreement by CIASA or Copa Holdings, termination by Copa upon the material unremedied breach of the registration rights agreement by Continental, certain competitive activities, certain changes of control of either of the parties and certain significant operational service failures by the other airline.
Services Agreement. Under the services agreement, both airlines agree to provide to each other certain services over the course of the agreement at the providing carrier’s incremental cost, subject to certain limitations. Services covered under the agreement include consolidating purchasing power for equipment purchases and insurance coverage, sharing management information systems, pooling maintenance programs and inventory management, joint training and employee exchanges, sharing the benefits of other purchase contracts for goods and services, telecommunications and other services. Other than by expiration as described above, the agreement is also terminable by an airline in cases of, among other things, uncured material breaches of the alliance agreement by the other airline, bankruptcy of the other airline, termination of the services agreement for breach by the other airline, termination of the frequent flyer participation agreement without entering into a successor agreement by the other airline, termination by Continental upon the material unremedied breach of the shareholders agreement or the registration rights agreement by CIASA or Copa Holdings, termination by Copa upon the material unremedied breach of the registration rights agreement by Continental, certain changes of control of either of the parties and certain significant operational service failures by the other airline.

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
Banco General, S.A.
We have a strong commercial banking relationship with Banco General, S.A., a Panamanian bank partially owned by our controlling shareholders. We have obtained financing from Banco General under short to medium-term financing arrangements for part of the commercial loan tranche of one of the Company’s Export-Import Bank facilities. We also maintain general lines of credit and time deposit accounts with Banco General. Interest payments to Banco General totaled $0.2 million, $0.4 million and $0.6 million in 2009, 2008 and 2007, respectively, and interest received from Banco General amounted to $1.4 million, $1.9 million and $4.5 million in 2009, 2008 and 2007, respectively. The outstanding debt balance at December 31 amounted to $2.3 million, $4.1 million and $4.8 million in 2009, 2008 and 2007, respectively. These amounts are included in “Current maturities of long-term debt” and “Long-term debt” in the consolidated balance sheet.
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
Petróleos Delta, S.A.
During 2005, we entered into a contract with Petróleos Delta, S.A. to supply our jet fuel needs. The price agreed to under this contract is based on the two week average of the U.S. Gulf Coast Waterborne Mean index plus local taxes, certain third-party handling charges and a handling charge to Delta. The contract has a one year term that automatically renews for one year periods unless terminated by one of the parties. While our controlling shareholders do not hold a controlling equity interest in Petróleos Delta, S.A., several of our directors are also board members of Petróleos Delta, S.A. Payments to Petróleos Delta totaled $116.1 million in 2009, $185.8 million in 2008 and $126.0 million in 2007.

Desarollo Inmobiliario del Este, S.A.
During January 2006, we moved into our recently constructed new headquarters located six miles away from Tocumen International Airport. We lease five floors consisting of approximately 104,000 square feet of the building from Desarollo Inmobiliario del Este, S.A., an entity controlled by the same group of investors that controls CIASA, under a 10-year lease at a rate of $0.1 million per month, which we believe to be a market rate. Payments to Desarrollo Inmobiliario del Este, S.A. totaled $1.9 million, $2.0 million and $1.9 million in 2009, 2008 and 2007, respectively.
Galindo, Arias & Lopez
Most of our legal work is carried out by the law firm Galindo, Arias & Lopez. Messrs. Jaime Arias and Ricardo Alberto Arias, partners of Galindo, Arias & Lopez, are indirect shareholders of CIASA and serve on our Board of Directors. Payments to Galindo, Arias & Lopez totaled $0.4 million, $0.3 million and $0.4 million in 2009, 2008 and 2007, respectively.
Other Transactions
We also purchase most of the alcohol and some of the other beverages served on our aircraft from Motta Internacional, S.A. and Global Brands, S.A., both of which are controlled by our controlling shareholders. We do not have any formal contracts for these purchases, but pay wholesale prices based on price lists periodically submitted by those importers. We paid approximately $0.6 million in 2009, $0.7 million in 2008 and $0.6 million in 2007 to these entities.
Our telecommunications services have been provided by Telecarrier. Some of the controlling shareholders of CIASA have a controlling interest in Telecarrier. Payments to Telecarrier totaled $0.9 million, $0.6 million and $0.6 million in 2009, 2008 and 2007, respectively.
The advertising agency that we use in Panama, Rogelio Diaz Publicidad (RDP), is owned by the brother-in-law of our chief executive officer. Gross invoices for all services performed through RDP totaled $1.0 million, $1.2 million and $1.6 million in 2009, 2008 and 2007, respectively.
We have received services from Call Center Corporation, a call center that operates Copa’s reservations and sales services and handles calls from Panama as well as to most other countries to which Copa flies. One of our directors, Joseph Fidanque III, is one of the owners of this call center. Payments to Call Center Corporation totaled $3.3 million, $4.0 million and $2.6 million in 2009, 2008 and 2007, respectively.
C. Interests of Experts and Counsel
Not applicable.
Item 8. Financial Information
A. Consolidated Statements and Other Financial Information
See “Item 3. Key Information—Selected Financial Data” and “Item 18. Financial Statements.”

Legal Proceedings
In the ordinary course of our business, we are party to various legal actions, which we believe are incidental to the operation of our business. While legal proceedings are inherently uncertain, we believe that the outcome of the proceedings to which we are currently a party is not likely to have a material adverse effect on our financial position, results of operations and cash flows. The Antitrust Administrative Agency (Comisión de Libre Competencia y Asuntos del Consumidor, or CLICAC), together with a group of travel agencies, has filed an antitrust lawsuit against Copa, Continental, American Airlines, Taca and Delta Airlines in the Panamanian Commercial Tribunal alleging monopolistic practices in reducing travel agents’ commissions. The outcome of this lawsuit is still uncertain and may take several years. We believe that in the worst scenario the airlines could be required to pay up to $20 million. In addition, ACES, a now-defunct Colombian airline, filed an antitrust lawsuit against Copa, Avianca and SAM, alleging monopolistic practices in relation to their code-sharing agreements. The court of first instance ruled in favor of Copa, but the defendant has appealed the decision and it is currently being reviewed by the superior court. This case could take several years to be resolved. If Copa, Avianca and/or SAM were found at fault and in breach of antitrust legislation, they could be potentially liable for up to $11 million.
We are also plaintiffs in an action we filed against INFRAERO, Brazil’s airport operator, in October of 2003 challenging the legality of the Additional Airport Tariffs (Adicional das Tarifas Aeroportuárias, or ATAERO), which is a 50% surcharge imposed on all airlines which fly to Brazil.  Similar suits have been filed against INFRAERO by other major airline carriers. In our case, the court of first instance ruled in favor of INFRAERO and we have appealed the judgment.  During the pendency of the litigation, we continue to pay the amounts due ATAERO into an escrow account and as of December 31, 2009, the aggregate amount in such account totaled US$12 million.  In the event we receive a final unfavorable judgment, we will be required to release the escrowed fund to INFRAERO and will not be able to recover such amounts. We do not, however, expect the release of such amounts to have a material impact on our financial results.
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
Our Board of Directors recently amended the dividend policy that had provided for the payment of approximately 10% of our annual consolidated net income to shareholders as a dividend. Effective February 10, 2010, the amended dividend policy allows the Board of Directors to provide our shareholders with a dividend payment in an amount ranging from 10% to 20% of our annual consolidated net income to be declared at our annual shareholders’ meeting and paid shortly thereafter. Our Board of Directors may, in its sole discretion and for any reason, amend or discontinue the dividend policy. Our Board of Directors may change the level of dividends provided for in this dividend policy or entirely discontinue the payment of dividends. Future dividends with respect to shares of our common stock, if any, will depend on, among other things, our results of operations, cash requirements, financial condition, contractual restrictions, business opportunities, provisions of applicable law and other factors that our Board of Directors may deem relevant.
On May 6, 2009, our Board of Directors declared an annual dividend of $0.37 per share payable June 15, 2009 to shareholders of record as of May 30, 2009 which represented an aggregate dividend payment of $16.3 million. On May 7, 2008, our Board of Directors declared an annual dividend of $0.37 per share payable June 15, 2008 to shareholders of record as of May 30, 2008 which represented an aggregate dividend payment of $16.2 million. On May 9, 2007, our Board of Directors declared an annual dividend of $0.31 per share payable June 15, 2007 to shareholders of record as of May 31, 2007 which represented an aggregate dividend payment of $13.6 million.
B. Significant Changes
None

Item 9. The Offer and Listing
A. Offer and Listing Details
Our Class A shares have been listed on the New York Stock Exchange, or NYSE, under the symbol “CPA” since December 14, 2005. The following table sets forth, for the periods indicated, the high and low prices for the Class A shares on the NYSE for the periods indicated.

	Low	High
2005
Annual(1)	21.95	27.40
2006
Annual	20.31	49.05
2007
Annual	30.25	73.33
2008
Annual	18.00	43.64
First quarter	30.00	41.97
Second quarter	27.53	43.64
Third quarter	24.69	42.00
Fourth quarter	18.00	34.00
2009
Annual	20.36	56.78
First quarter	20.36	33.10
Second quarter	27.20	42.17
Third quarter	38.15	46.70
Fourth quarter	40.00	56.78
Last Six Months
September 2009	38.66	46.70
October 2009	40.00	47.61
November 2009	41.13	51.35
December 2009	50.55	56.78
January 2010	50.33	58.37
February 2010	47.76	56.33

(1)	Period beginning December 14, 2005 through December 31, 2005
B. Plan of Distribution
Not applicable.
C. Markets
Our Class A shares have been listed on the NYSE under the symbol “CPA” since December 14, 2005. Our Class B shares are not listed on any exchange and are not publicly traded. We are subject to the NYSE corporate governance listing standards. The NYSE requires that corporations with shares listed on the exchange comply with certain corporate governance standards. As a foreign private issuer, we are only required to comply with certain NYSE rules relating to audit committees and periodic certifications to the NYSE. The NYSE also requires that we provide a summary of the significant differences between our corporate governance practices and those that would apply to a U.S. domestic issuer. Please refer to “Item 16 G. Corporate Governance” for a summary of the significant differences between our corporate governance practices and those that would typically apply to a U.S. domestic issuer under the NYSE corporate governance rules.
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
Description of Capital Stock
The following is a summary of the material terms of Copa Holding’s capital stock and a brief summary of certain significant provisions of Copa Holding’s Articles of Incorporation. This description contains all material information concerning the common stock but does not purport to be complete. For additional information regarding the common stock, reference is made to the Articles of Incorporation, a copy of which has been filed as an exhibit to this Form 20-F.
For purposes of this section only, reference to “our” or “the company” shall refer only to Copa Holdings and references to “Panamanians” shall refer to those entities or natural persons that are considered Panamanian nationals under the Panamanian Aviation Act, as it may be amended or interpreted.
Common Stock
Our authorized capital stock consists of 80 million shares of common stock without par value, divided into Class A shares, Class B shares and Class C shares. As of December 31, 2009, we had 31,136,619 Class A shares issued, 12,778,125 Class B shares issued and outstanding, and no Class C shares outstanding. Class A and Class B shares have the same economic rights and privileges, including the right to receive dividends, except as described in this section.
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
Class C Shares
Upon the occurrence and during the continuance of a triggering event described below in “—Aviation Rights Protections,” the Independent Directors Committee of our Board of Directors, or the Board of Directors as a whole if applicable, are authorized to issue Class C shares to the Class B holders pro rata in proportion to such Class B holders’ ownership of Copa Holdings. The Class C shares will have no economic value and will not be transferable except to Class B holders, but will possess such voting rights as the Independent Directors Committee shall deem necessary to ensure the effective control of the company by Panamanians. The Class C shares will be redeemable by the company at such time as the Independent Directors Committee determines that such a triggering event shall no longer be in effect. The Class C shares will not be entitled to any dividends or any other economic rights.
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
Dividends
The payment of dividends on our shares is subject to the discretion of our Board of Directors. Under Panamanian law, we may pay dividends only out of retained earnings and capital surplus. Our Articles of Incorporation provide that all dividends declared by our Board of Directors will be paid equally with respect to all of the Class A and Class B shares. Our Board of Directors has adopted a dividend policy that provides for the payment of annual dividends, which range from 10% to 20% of our annual consolidated net income to Class A and Class B shareholders. Our Board of Directors may, in its sole discretion and for any reason, amend or discontinue the dividend policy. Our Board of Directors may change the level of dividends provided for in this dividend policy or entirely discontinue the payment of dividends.

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

Panama	Delaware

Terms. Panamanian law does not set limits on the length of the terms that a director may serve. Staggered terms are allowed but not required.	Terms. The Delaware General Corporation Law generally provides for a one-year term for directors. However, the directorships may be divided into up to three classes with up to three-year terms, with the years for each class expiring in different years, if permitted by the articles of incorporation, an initial by-law or a by-law adopted by the shareholders.

Number. The board of directors must consist of a minimum of three members, which could be natural persons or legal entities.	Number. The board of directors must consist of a minimum of one member.

Authority to take Actions. In general, a simple majority of the board of directors is necessary and sufficient to take any action on behalf of the board of directors.	Authority to take Actions. The articles of incorporation or by-laws can establish certain actions that require the approval of more than a majority of directors.

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
Shareholder Proposals. Delaware law does not specifically grant shareholders the right to bring business before an annual or special meeting. If a Delaware corporation is subject to the SEC’s proxy rules, a shareholder who owns for at least one year by the date of the proposal at least $2,000 in market value, or 1% of the corporation’s securities entitled to vote, may propose a matter for a vote at an annual or special meeting in accordance with those rules.

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

Panama	Delaware

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

Panamanian corporation law’s anti-takeover provisions apply only to companies that are:

(1) registered with the CNV for a period of six months before the public offering,

(2) have over 3,000 shareholders, and

(3) have a permanent office in Panama with full time employees and investments in the country for more than $1,000,000.
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

These provisions are triggered when a buyer makes a public offer to acquire 5% or more of any class of shares with a market value of at least $5,000,000. In sum, the buyer must deliver to the corporation a complete and accurate statement that includes

(1) the name of the company, the number of the shares that the buyer intends to acquire and the purchase price;

(2) the identity and background of the person acquiring the shares;
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

Panama	Delaware

(3) the source and amount of the funds or other goods that will be used to pay the purchase price; (4) the plans or project the buyer has once it has acquired the control of the company;	(3) after the person becomes an interested shareholder, the business combination is approved by the board of directors of the corporation and holders of at least 66.67% of the outstanding voting stock, excluding shares held by the interested shareholder.

(5) the number of shares of the company that the buyer already has or is a beneficiary of and those owned by any of its directors, officers, subsidiaries, or partners or the same, and any transactions made regarding the shares in the last 60 days;

(6) contracts, agreements, business relations or negotiations regarding securities issued by the company in which the buyer is a party;

(7) contract, agreements, business relations or negotiations between the buyer and any director, officer or beneficiary of the securities; and

(8) any other significant information. This declaration will be accompanied by, among other things, a copy of the buyer’s financial statements.

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
With respect to non-corporate United States Holders, certain dividends received in taxable years beginning before January 1, 2011 from a qualified foreign corporation may be subject to reduced rates of taxation. A foreign corporation generally is treated as a qualified foreign corporation with respect to dividends paid by that corporation on shares that are readily tradable on an established securities market in the United States. United States Treasury Department guidance indicates that our Class A shares, which are listed on the NYSE, are currently readily tradable on an established securities market in the United States. There can be no assurance, however, that our Class A shares will be considered readily tradable on an established securities market at a later date. Non-corporate United States Holders that do not meet a minimum holding period requirement during which they are not protected from the risk of loss or that elect to treat the dividend income as “investment income” pursuant to Section 163(d)(4) of the Code will not be eligible for the reduced rates of taxation regardless of our status as a qualified foreign corporation. In addition, the rate reduction will not apply to dividends if the recipient of a dividend is obligated to make related payments with respect to positions in substantially similar or related property. This disallowance applies even if the minimum holding period has been met. You should consult your own tax advisors regarding the application of these rules to your particular circumstances.

Subject to certain conditions and limitations, Panamanian withholding taxes on dividends may be treated as foreign taxes eligible for credit against your United States federal income tax liability. For purposes of calculating the foreign tax credit, dividends paid on the Class A shares generally will be treated as income from sources outside the United States and will generally constitute passive income. Further, in certain circumstances, if you:
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
Passive Foreign Investment Company
We do not believe that we are a passive foreign investment company (a “PFIC”) for United States federal income tax purposes (or that we were one in 2009), and we expect to operate in such a manner so as not to become a PFIC. If, however, we are or become a PFIC, you could be subject to additional United States federal income taxes on gain recognized with respect to the Class A shares and on certain distributions, plus an interest charge on certain taxes treated as having been deferred under the PFIC rules. Further, non-corporate United States Holders will not be eligible for reduced rates of taxation on any dividends received from us in taxable years beginning prior to January 1, 2011, if we are a PFIC in the taxable year in which such dividends are paid or the preceding taxable year.
Taxation of Capital Gains
For United States federal income tax purposes, you will recognize taxable gain or loss on any sale or exchange of a Class A share in an amount equal to the difference between the amount realized for the Class A share and your tax basis in the Class A share. Such gain or loss will generally be capital gain or loss. Capital gains of individuals derived with respect to capital assets held for more than one year are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations. Any gain or loss recognized by you will generally be treated as United States source gain or loss.
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
Taxation of dividends
Dividends paid by a corporation duly licensed to do business in Panama, whether in the form of cash, stock or other property, are subject to a 10% withholding tax on the portion attributable to Panamanian sourced income, and a 5% withholding tax on the portion attributable to foreign sourced income. Dividends paid by a holding company which correspond to dividends received from its subsidiaries for which the dividend tax was previously paid, are not subject to any further withholding tax under Panamanian law. Therefore, distributions on the Class A shares would not be subject to withholding tax to the extent that said distributions are attributable to dividends received from any of our subsidiaries.
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
Aircraft Fuel. Our results of operations are affected by changes in the price and availability of aircraft fuel. To manage the price risk, we use crude oil option contracts, zero cost collars and swap agreements. Market risk is estimated as a hypothetical 10% increase in the December 31, 2009 cost per gallon of fuel. Based on projected 2010 fuel consumption, such an increase would result in an increase to aircraft fuel expense of approximately $29.2 million in 2010, not taking into account our derivative contracts. We have hedged approximately 24% and 11% of our anticipated fuel needs for 2010 and 2011, respectively. We may enter into additional hedging agreements in the future to reduce volatility of our fuel expenses.
Interest. Our earnings are affected by changes in interest rates due to the impact those changes have on interest expense from variable-rate debt instruments and operating leases and on interest income generated from our cash and investment balances. If interest rates average 10% more in 2010 than they did during 2009, our interest expense would increase by approximately $0.3 million and the fair value of our debt would decrease by approximately $0.4 million. If interest rates average 10% less in 2010 than they did in 2009, our interest income from marketable securities would decrease by approximately $0.9 million and the fair value of our debt would increase by approximately $0.4 million. These amounts are determined by considering the impact of the hypothetical interest rates on our variable-rate debt and marketable securities equivalent balances at December 31, 2009.
Foreign Currencies. The majority of our obligations are denominated in U.S. dollars. Since Panama uses the U.S. dollar as legal tender, the majority of our operating expenses are also denominated in U.S. dollars. Our foreign exchange risk is limited as approximately 43% of our revenues are in U.S. dollars. While a significant part of our revenues are in foreign currency, no single currency represented more than 11% of our operating revenues in 2009, except for the Colombian Peso which represented 17%. Generally, our exposure to most of these foreign currencies, with the exception of the Venezuelan Bolivar and Cuban Peso, is limited to the period of up to two weeks between the completion of a sale and the conversion to U.S. dollars. The Colombian Peso is the functional currency of AeroRepública, and therefore any revenue exposure is mitigated by the operating expenses, which we also denominate in Colombian Peso.
2009 Revenues and Expenses Breakdown by Currency

	Revenue	Expense
Argentinean Peso	6.4%	2.2%
Brazilian Real	6.3%	3.4%
Chilean Peso	2.6%	1.1%
Colombian Peso	16.9%	12.5%
Costa Rican Colon	2.2%	1.0%
Mexican Peso	3.1%	1.4%
U.S. Dollar	43.4%	71.0%
Venezuelan Bolivar	11.4%	3.7%
Other(1)	7.8%	3.7%

(1)	Dominican Peso, European Euro, Guatemalan Quetzal, Jamaican Dollar, Honduran Lempira, Haitian Gourde, Uruguayan Peso, Bolivian Boliviano, Trinidad and Tobago Dollar

Item 12. Description of Securities Other than Equity Securities
Not applicable.

PART II
Item 13. Defaults, Dividend Arrearages and Delinquencies
None.
Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds
None.
Item 15. Controls and Procedures
Disclosure controls and procedures
Disclosure controls and procedures are designed to ensure that information required to be disclosed by the Company in reports filed or submitted under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms. We carried out an evaluation under the supervision of our management, including our chief executive officer and chief financial officer, of the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2009. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure.
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
Management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2009. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control—Integrated Framework. Based on this assessment, management believes that, as of December 31, 2009, the Company’s internal control over financial reporting is effective based on those criteria.
The effectiveness of our internal controls over financial reporting as of December 31, 2009 has been audited by Ernst & Young, the independent registered public accounting firm who also audited the Company’s consolidated financial statements. Ernst & Young’s attestation report on the effectiveness of the Company’s internal controls over financial reporting is included herein.
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

We have audited Copa Holdings, S. A. (the “Company”) and its subsidiaries’ internal control over financial reporting as of December 31, 2009, based on criteria established in Internal            Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Comission (the COSO criteria). Copa Holdings, S. A. and its subsidiaries’ management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit.

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

In our opinion, Copa Holdings S. A. and its subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Copa Holdings, S. A. and its subsidiaries as of December 31, 2009 and 2008, and related consolidated statements of income, shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2009 and our report dated March 12, 2010 expressed an unqualified opinion thereon.

/s/ Ernst and Young

March 16, 2010
Panama City, Republic of Panama

Item 16. Reserved
Item 16A. Audit Committee Financial Expert
Our Board of Directors has determined that Mr. José Castañeda and Roberto Artavia qualify as an “audit committee financial experts” as defined by current SEC rules and meet the independence requirements of the SEC and the NYSE listing standards. For a discussion of the role of our audit committee, see “Item 6C. Board Practices—Audit Committee.”

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
Item 16C. Principal Accountant Fees and Services
The following table sets forth by category of service the total fees for services performed by our independent auditors Ernst & Young during the fiscal years ended December 31, 2008 and 2009:

	2008	2009
Audit Fees	$769,860	$715,000
Audit-Related Fees	—	—
Tax Fees	—	—
All Other Fees	—	538,991
Total	$769,860	$1,253,991
Audit Fees
Audit fees for 2009 and 2008 included the audit of our annual financial statements and internal controls, the review of our quarterly reports.
Audit-Related Fees
There were no audit-related fees for 2008.
Tax Fees
There were no tax fees.
All Other Fees
Other fees for 2009 included amounts paid for permitted consulting services performed by Ernst & Young and pre-approved by our audit committee.
There were no other fees for services performed by Ernst & Young during 2008.
Pre-Approval Policies and Procedures
Our audit committee approves all audit, audit-related services, tax services and other services provided by Ernst & Young. Any services provided by Ernst & Young that are not specifically included within the scope of the audit must be pre-approved by the audit committee in advance of any engagement. Pursuant to Rule 2-01 of Regulation S-X, audit committees are permitted to approve certain fees for audit-related services, tax services and other services pursuant to a de minimis exception prior to the completion of an audit engagement. In 2009, none of the fees paid to Ernst & Young were approved pursuant to the de minimis exception.
Item 16D. Exemptions from the Listing Standards for Audit Committees
None.
Item 16E. Purchase of Equity Securities by the Issuer and Affiliated Purchasers
None.
Item 16F. Change in Registrant’s Certifying Accountant
None.

Item 16G.	Corporate Governance
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

While we maintain a compensation committee that operates under a charter as described by the NYSE governance standards, currently only one of the members of that committee is independent.

Equity compensation plans. Equity compensation plans require shareholder approval, subject to limited exemptions.	Under Panamanian law, shareholder approval is not required for equity compensation plans.

NYSE Standards	Our Corporate Governance Practice
Code of Ethics. Corporate governance guidelines and a code of business conduct and ethics is required, with disclosure of any waiver for directors or executive officers. §303A.10	Panamanian corporate governance standards do not require the adoption of specific guidelines as contemplated by the NYSE standards, although they do require that companies disclose differences between their practices and a list of specified practices recommended by the CNV.

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
PART III

Item 17.	Financial Statements
See “Item 18. Financial Statements.”

Item 18.	Financial Statements
See our consolidated financial statements beginning on Page F-1.

Item 19.	Exhibits

1.1	**	English translation of the Articles of Incorporation (Pacto Social) of the Registrant

2.1	*	Form of Second Amended and Restated Shareholders’ Agreement among Copa Holdings, S.A., Corporación de Inversiones Aéreas, S.A. and Continental Airlines, Inc.

2.2	*	Form of Amended and Restated Registration Rights Agreement among Copa Holdings, S.A., Corporación de Inversiones Aéreas, S.A. and Continental Airlines, Inc.

10.1	**†	Aircraft Lease Agreement, dated as of October 1, 1998, between First Security Bank and Compañía Panameña de Aviación, S.A., in respect of Boeing Model 737-71Q Aircraft, Serial No. 29047

10.2	**†
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

10.15	**†	Aircraft Lease Agreement, dated as of November 30, 2003, between International Lease Finance Corporation and Compañía Panameña de Aviación, S.A., New B737-700 or 800, Serial No. 30676

10.16	**†	Aircraft Lease Agreement, dated as of March 4, 2004, between International Lease Finance Corporation and Compañía Panameña de Aviación, S.A., New B737-700 or 800, Serial No. 32800

10.17	**†	Aircraft Lease Agreement dated as of December 23, 2004, between Wells Fargo Bank Northwest, N.A. and Compañía Panameña de Aviación, S.A., in respect of Boeing B737-800 Aircraft, Serial No. 29670

10.18	**†	Embraer 190LR Purchase Agreement DCT-006/2003 dated as of May 2003 between Embraer— Empresa Brasileira de Aeronáutica S.A. and Regional Aircraft Holdings Ltd.

10.19	**†	Letter Agreement DCT-007/2003 between Embraer—Empresa Brasileira de Aeronáutica S.A. and Regional Aircraft Holdings Ltd., relating to Purchase Agreement DCT-006/2003

10.20	**†	Letter Agreement DCT-008/2003 between Embraer—Empresa Brasileira de Aeronáutica S.A. and Regional Aircraft Holdings Ltd., relating to Purchase Agreement DCT-006/2003

10.21	*†	Embraer 190 Purchase Agreement COM 0028-06 dated February 2006 between Embraer—Empresa Brasileira de Aeronáutica S.A. and Copa Holdings, S.A. relating to Embraer 190LR aircraft

10.22	*†	Letter Agreement COM 0029-06 to the Embraer Agreement dated February 2006 between Embraer—Empresa Brasileira de Aeronáutica S.A. and Copa Holdings, S.A. relating to Embraer 190LR aircraft

10.23	**†	Aircraft General Terms Agreement, dated November 25, 1998, between The Boeing Company and Copa Holdings, S.A.

10.24	**†	Purchase Agreement Number 2191, dated November 25, 1998, between The Boeing Company and Copa Holdings, S.A., Inc. relating to Boeing Model 737-7V3 & 737-8V3 Aircraft

10.25	**†	Supplemental Agreement No. 1 dated as of June 29, 2001 to Purchase Agreement Number 2191 between The Boeing Company and Copa Holdings, S.A.

10.26	**†	Supplemental Agreement No. 2 dated as of December 21, 2001 to Purchase Agreement Number 2191 between The Boeing Company and Copa Holdings, S.A.

10.27	**†	Supplemental Agreement No. 3 dated as of June 14, 2002 to Purchase Agreement Number 2191 between The Boeing Company and Copa Holdings, S.A.

10.28	**†	Supplemental Agreement No. 4 dated as of December 20, 2002 to Purchase Agreement Number 2191 between The Boeing Company and Copa Holdings, S.A.

10.29	**†	Supplemental Agreement No. 5 dated as of October 31, 2003 to Purchase Agreement Number 2191 between The Boeing Company and Copa Holdings, S.A.

10.30	**†	Supplemental Agreement No. 6 dated as of September 9, 2004 to Purchase Agreement Number 2191 between The Boeing Company and Copa Holdings, S.A.

10.31	**†	Supplemental Agreement No. 7 dated as of December 9, 2004 to Purchase Agreement Number 2191 between The Boeing Company and Copa Holdings, S.A.

10.32	**†	Supplemental Agreement No. 8 dated as of April 15, 2005 to Purchase Agreement Number 2191 between The Boeing Company and Copa Holdings, S.A.

10.33	*†	Supplemental Agreement No. 9 dated as of March 16, 2006 to the Boeing Purchase Agreement Number 2191 dated November 25, 1998 between the Boeing Company and Copa Holdings, S.A.

10.34	*†	Supplemental Agreement No. 10 dated as of May 8, 2006 to the Boeing Purchase Agreement Number 2191 dated November 25, 1998 between the Boeing Company and Copa Holdings, S.A.

10.35	**†	Maintenance Cost per Hour Engine Service Agreement, dated March 5, 2003, between G.E. Engine Services, Inc. and Copa Holdings, S.A.

10.36	**†	English translation of Aviation Fuel Supply Agreement, dated July 18, 2005, between Petróleos Delta, S.A. and Compañía Panameña de Aviación, S.A.

10.37	**	Form of Guaranteed Loan Agreement

10.38	**	Form of Amended and Restated Alliance Agreement between Continental Airlines, Inc. and Compañía Panameña de Aviación, S.A.

10.39	**	Form of Amended and Restated Services Agreement between Continental Airlines, Inc. and Compañía Panameña de Aviación, S.A.

10.40	**	Form of Amended and Restated Frequent Flyer Program Participation Agreement

10.41	**	Form of Copa Holdings, S.A. 2005 Stock Incentive Plan

10.42	**	Form of Copa Holdings, S.A. Restricted Stock Award Agreement

10.43	**	Form of Indemnification Agreement with the Registrant’s directors

10.44	†	Supplemental Agreement No. 11 dated as of August 30, 2006 to the Boeing Purchase Agreement Number 2191 dated November 25, 1998 between the Boeing Company and Copa Holdings, S.A.

10.45	†	Supplemental Agreement No. 12 dated as of February 26, 2007 to the Boeing Purchase Agreement Number 2191 dated November 25, 1998 between the Boeing Company and Copa Holdings, S.A.

10.46	†	Supplemental Agreement No. 13 dated as of April 23, 2007 to the Boeing Purchase Agreement Number 2191 dated November 25, 1998 between the Boeing Company and Copa Holdings, S.A.

10.47	†	Supplemental Agreement No. 14 dated as of August 31, 2007 to the Boeing Purchase Agreement Number 2191 dated November 25, 1998 between the Boeing Company and Copa Holdings, S.A.

10.48	†	Supplemental Agreement No. 15 dated as of February 21, 2008 to the Boeing Purchase Agreement Number 2191 dated November 25, 1998 between the Boeing Company and Copa Holdings, S.A.

10.49	†	Supplemental Agreement No. 16 dated as of June 30, 2008 to the Boeing Purchase Agreement Number 2191 dated November 25, 1998 between the Boeing Company and Copa Holdings, S.A.

10.50	†	Supplemental Agreement No. 17 dated as of December 15, 2008 to the Boeing Purchase Agreement Number 2191 dated November 25, 1998 between the Boeing Company and Copa Holdings, S.A.

10.51	††	Supplemental Agreement No. 18 dated as of July 15, 2009 to the Boeing Purchase Agreement Number 2191 dated November 25, 1998 between the Boeing Company and Copa Holdings, S.A

10.52	††	Supplemental Agreement No. 19 dated as of August 31, 2009 to the Boeing Purchase Agreement Number 2191 dated November 25, 1998 between the Boeing Company and Copa Holdings, S.A

10.53	††	Supplemental Agreement No. 20 dated as of November 19, 2009 to the Boeing Purchase Agreement Number 2191 dated November 25, 1998 between the Boeing Company and Copa Holdings, S.A

12.1		Certification of the Chief Executive Officer, pursuant to Rules 13a-14 and 15d-14 under the Securities Exchange Act of 1934.

12.2		Certification of the Chief Financial Officer, pursuant to Rules 13a-14 and 15d-14 under the Securities Exchange Act of 1934.

13.1		Certification of Chief Executive Officer, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2		Certification of the Chief Financial Officer, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

21.1	**	Subsidiaries of the Registrant

*	Previously filed with the SEC as an exhibit and incorporated by reference from our Registration Statement on Form F-1, filed June 15, 2006, File No. 333-135031.

**	Previously filed with the SEC as an exhibit and incorporated by reference from our Registration Statement on Form F-1, filed November 28, 2005, as amended on December 1, 2005 and December 13, 2005, File No. 333-129967.

†	The Registrant was granted confidential treatment for portions of this exhibit.

††	The Registrant has requested confidential treatment for portions of this exhibit.

SIGNATURES
The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

COPA HOLDINGS, S.A.
By:	/s/ Pedro Heilbron
	Name:	Pedro Heilbron
	Title:	Chief Executive Officer

Dated: March 16, 2010

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

THE BOARD OF DIRECTORS AND SHAREHOLDERS
COPA HOLDINGS, S. A.

We have audited the accompanying consolidated balance sheets of Copa Holdings, S. A. (“the Company”) and its subsidiaries as of December 31, 2009 and 2008, and the related consolidated statements of income, shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2009.  Our audits also included the financial statement schedule included in Item 18. These consolidated financial statements and schedule are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these consolidated financial statements and schedule based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries at December 31, 2009 and 2008, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2009, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related consolidated financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

As discussed in Note 10, Earnings per Share (Adjusted), in 2009, the Company changed its method of calculating earnings per share.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Company’s internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 12, 2010 expressed an unqualified opinion thereon”.

/s/ Ernst and Young

March 16, 2010
Panama City, Republic of Panama

COPA HOLDINGS, S. A. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEET
(In US$ thousands, except share and per share data)

	As of December 31,
	2009	2008

ASSETS

Current Assets:
Cash and cash equivalents	$262,656	$220,808
Short-term investments	89,412	176,018

Total cash, cash equivalents and short-term investments	352,068	396,826

Accounts receivable, net of allowance for doubtful accounts of $4,947 and $5,002 as of December 31, 2009 and 2008, respectively	76,392	70,609
Accounts receivable from related parties	4,399	4,592
Expendable parts and supplies, net of allowance for obsolescence of $78 and $53 as of December 31, 2009 and 2008, respectively	23,327	18,405
Prepaid expenses	32,314	26,694
Other current assets	13,654	5,338

Total Current Assets	502,154	522,464

Investments	6,407	11,145

Property and Equipment:
Owned property and equipment:
Flight equipment	1,439,759	1,372,352
Other	61,339	55,291

	1,501,098	1,427,643
Less: Accumulated depreciation	(218,108)	(174,835)

	1,282,990	1,252,808

Purchase deposits for flight equipment	198,697	84,861

Total Property and Equipment	1,481,687	1,337,669

Other Assets:

Prepaid pension asset	2,227	1,486
Goodwill	23,852	21,732
Other intangible assets	34,973	31,865
Other assets	41,569	27,864

Total Other Assets	102,621	82,947

Total Assets	$2,092,869	$1,954,225

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

COPA HOLDINGS, S. A. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS (continued)
(In US$ thousands, except share and per share data)

	As of December 31,
	2009	2008

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current Liabilities:

Current maturities of long-term debt	$94,550	$115,833
Accounts payable	51,343	54,066
Accounts payable to related parties	14,103	11,510
Air traffic liability	183,344	182,490
Taxes and interest payable	43,227	37,194
Accrued expenses payable	49,058	40,642
Other current liabilities	10,957	60,349

Total Current Liabilities	446,582	502,084

Non-Current Liabilities:
Long-term debt	750,971	800,196
Post employment benefits liability	2,370	2,072
Other long-term liabilities	13,908	8,694
Deferred tax liabilities	13,410	8,747

Total Non-Current Liabilities	780,659	819,709

Total Liabilities	1,227,241	1,321,793

Shareholders’ Equity:

Class A common stock - 31,136,619 and 31,031,129 shares issued, 30,566,853 and 30,416,441 outstanding in 2009 and 2008	20,864	20,761
Class B common stock - 12,778,125 shares issued and outstanding, no par value	8,722	8,722
Additional paid in capital	18,658	13,481
Retained earnings	817,649	594,004
Accumulated other comprehensive loss	(265)	(4,536)

Total Shareholders’ Equity	865,628	632,432

Total Liabilities and Shareholders’ Equity	$2,092,869	$1,954,225

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

COPA HOLDINGS, S. A. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
(In US$ thousands, except share and per share

	Years Ended December 31,
	2009	2008	2007

Operating Revenue:
Passenger revenue	$1,186,717	$1,217,311	$967,066
Cargo, mail and other	66,370	71,478	60,198

	1,253,087	1,288,789	1,027,264

Operating Expenses:
Aircraft fuel	300,816	404,669	265,387
Salaries and benefits	157,879	139,431	116,691
Passenger servicing	110,768	98,775	82,948
Commissions	57,565	67,177	65,930
Maintenance, material and repairs	76,732	66,438	51,249
Reservations and sales	56,280	54,996	48,229
Aircraft rentals	46,538	43,008	38,636
Flight operations	60,873	56,425	43,958
Depreciation	47,079	42,891	35,328
Landing fees and other rentals	33,628	32,467	27,017
Other	62,186	58,521	55,093
Special fleet charges	19,417	—	7,309
Gain from involuntary conversion	—	—	(8,019)

	1,029,761	1,064,798	829,756

Operating Income	223,326	223,991	197,508

Non-operating Income (Expense):
Interest costs	(32,938)	(42,071)	(44,332)
Interest capitalized	693	1,921	2,570
Interest income	9,185	11,130	12,193
Other, net	59,703	(58,843)	10,987

	36,643	(87,863)	(18,582)

Income before Income Taxes	259,969	136,128	178,926

Provision for Income Taxes	19,610	17,469	17,106

Net Income	$240,359	$118,659	$161,820

Earnings per share, as adjusted:
Basic	$5.47	$2.71	$3.70
Diluted	$5.47	$2.71	$3.70
Denominator for basic and diluted earnings per share, as adjusted	43,910,929	43,822,879	43,782,386
The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

COPA HOLDINGS, S. A. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
(In US$ thousands, except share and per share data)

							Accumulated
	Common Stock				Additional		Other
	(Non-par value)		Issued Capital		Paid in	Retained	Comprehensive
	Class A	Class B	Class A	Class B	Capital	Earnings	Income (Loss)	Total

At December 31, 2006	30,034,375	12,778,125	20,501	8,722	3,340	343,390	(4,284)	371,669
Issuance of stock	125,344		85		(85)
Net Income						161,820		161,820
Other comprehensive income (loss):
Net change in fair value of derivative instruments							3,998	3,998
Foreign currency translation							2,954	2,954
Actuarial loss, net of amortization							(2)	(2)

Total comprehensive income								168,770
Restricted stock plan					4,809			4,809
Other						(50)		(50)
Dividends declared						(13,561)		(13,561)

At December 31, 2007	30,159,719	12,778,125	20,586	8,722	8,064	491,599	2,666	693,457
Issuance of stock	256,722		175		(175)
Net Income						118,659		118,659
Other comprehensive income (loss):
Net change in fair value of derivative instruments							(6,713)	(6,713)
Exchange effect on intercompany long term balance							2,155	2,155
Foreign currency translation							(2,503)	(2,503)
Actuarial loss, net of amortization							(141)	(141)

Total comprehensive income								111,456
Restricted stock plan					5,592			5,592
Other						(47)		(47)
Dividends declared						(16,207)		(16,207)

At December 31, 2008	30,416,441	12,778,125	$20,761	$8,722	$13,481	$594,004	$(4,536)	$632,432

Issuance of stock	150,412		103		(103)
Net Income						240,359		240,359
Other comprehensive income (loss):
Net change in fair value of derivative instruments							1,509	1,509
Exchange effect on intercompany long term balance							(1,486)	(1,486)
Foreign currency translation							4,248	4,248

Total comprehensive income								244,630
Restricted stock plan					5,280			5,280
Other						(459)		(459)
Dividends declared						(16,255)		(16,255)

At December 31, 2009	30,566,853	12,778,125	$20,864	$8,722	$18,658	$817,649	$(265)	$865,628

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

COPA HOLDINGS, S. A. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In US$ thousands)

	Years Ended December 31,
	2009	2008	2007
Cash flows from operating activities
Net income	$240,359	$118,659	$161,820
Adjustments for:
Deferred income taxes	3,816	4,649	2,352
Depreciation	47,079	42,891	35,328
Gain on sale of property, equipment and involuntary conversion	—	—	(9,579)
Special fleet charges	8,923	199	6,300
Provision for doubtful accounts	55	3,230	4,276
Provision for obsolescence of expendable parts and supplies	27	21	12
Derivative instruments mark to market	(59,010)	53,290	(6,291)
Stock compensation	5,278	5,593	4,809

Changes in:
Accounts receivable	(4,280)	(4,459)	(14,805)
Accounts receivable from related parties	524	(3,177)	1,256
Other current assets	(12,781)	(6,346)	(14,149)
Restricted cash	40,934	(39,803)	(1)
Other assets	(11,831)	974	(7,835)
Accounts payable	(3,669)	(2,074)	7,611
Accounts payable to related parties	7,444	1,681	1,671
Air traffic liability	(246)	32,090	35,215
Other liabilities	19,814	(9,313)	13,951

Net cash provided by operating activities	282,436	198,105	221,941

Cash flows from investing activities
Acquisition of investments	(217,905)	(240,407)	(500)
Proceeds from redemption of investments	268,314	132,586	17,495

Advance payments on aircraft purchase contracts	(151,676)	(53,434)	(62,128)
Acquisition of property and equipment	(50,994)	(162,479)	(304,013)
Disposal of property and equipment	810	954	2,354
Insurance proceeds on involuntary conversion	—	—	12,034

Net cash flows used in investing activities	(151,451)	(322,780)	(334,758)

Cash flows from financing activities
Proceeds from loans and borrowings	103,780	160,197	329,147
Payments on loans and borrowings	(175,374)	(84,471)	(87,291)
Dividends declared and paid	(16,255)	(16,207)	(13,561)

Net cash flows (used) provided by financing activities	(87,849)	59,519	228,295

Effect of exchange rate change on cash	(1,288)	106	500

Net increase (decrease) in cash and cash equivalents	41,848	(65,050)	115,978
Cash and cash equivalents at January 1st	220,808	285,858	169,880

Cash and cash equivalents at December 31	$262,656	$220,808	$285,858

Supplemental disclosure of cash flow information
Interest paid, net of amount capitalized	$34,170	$40,383	$40,108
Income taxes paid	13,843	14,906	16,553
Investing and financing activities not affecting cash:
Settlement of debt through insurance proceed on involuntary conversion	—	—	22,820
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
Copa Airlines, the Company’s core operation, is incorporated according to the laws of the Republic of Panama and provides international air transportation for passengers, cargo and mail. Copa Airlines operates from its Panama City hub in the Republic of Panama, from where it offers approximately 152 daily scheduled flights among 45 destinations in 24 countries in North, Central and South America and the Caribbean. Additionally, Copa Airlines provides passengers with access to flights to more than 120 other international destinations through codeshare agreements with Continental Airlines, Inc. (“Continental”) and other airlines. The Company has a broad commercial alliance with Continental which includes joint marketing, code-sharing arrangements, participation in Continental’s OnePass frequent flyer loyalty program and access to Continental’s VIP lounge program, President’s Club, along with other benefits such as improved purchasing power in negotiations with service providers, aircraft vendors and insurers.
As of December 31, 2009, Copa Airlines operates a fleet of 42 aircraft with an average age of 5.1 years; consisting of 29 modern Boeing 737-Next Generation aircraft and 13 Embraer 190 aircraft.
OVAL is incorporated according to the laws of the British Virgin Islands, and controls the special-purpose vehicles that have a beneficial interest in 40 aircraft, with a carrying value of $1.1 billion, all of which are leased to either Copa Airlines or AeroRepública. The aircraft are pledged as collateral for the obligation of the special-purpose vehicles, which are all consolidated by the Company for financial reporting purposes.
AeroRepública is a domestic Colombian air carrier, which is incorporated according to the laws of the Republic of Colombia and provides domestic service to 12 cities in Colombia with a point-to-point route network as well as international service to Panama City, Ecuador and Venezuela from seven (7) different cities. As of December 31, 2009, AeroRepública operates a fleet of 14 aircraft with an average age of 3.2 years; consisting of one leased MD-80s and 13 Embraer 190 aircraft.
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
Cash and Cash Equivalents
Cash and cash equivalents comprise cash at banks, short-term time deposits and U.S. Government treasury securities with original maturities of three months or less when purchased.
Investments
The Company invests in short-term time deposits and U.S. Government treasury securities with original maturities of more than three months but less than one year. Additionally, the Company invests in long-term time deposits with maturities greater than 365 days. These investments are classified as short-term and long-term investments respectively, in the accompanying Consolidated Balance Sheets. All of these investments are classified as held-to-maturity securities, and are stated at their amortized cost, since the Company has determined that it has the intent and ability to hold the securities to maturity. Restricted cash is classified within short-term and long-term investments and is held as collateral for letters of credit.

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
Measurement of Impairment of Long-Lived Assets
The Company records impairment losses on long-lived assets used in operations, consisting principally of property and equipment, when events or changes in circumstances indicate, in management’s judgment, that the assets might be impaired and the undiscounted cash flows estimated to be generated from the use of those assets are less than the carrying amount of those assets. Cash flows estimates are based on historical results adjusted to reflect the Company’s best estimate of future market and operating conditions. The net carrying value of assets not recoverable is reduced to fair value. Estimates of fair value represent the Company’s best estimate based on industry trends and reference to assumptions that market participants would use in pricing the asset and are subject to change.
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
Frequent Flyer Program
The Company participates in Continental’s “OnePass” frequent flyer program, for which the Company’s passengers receive all the benefits and privileges offered by the OnePass program. Continental is responsible for the administration of the OnePass program. Under the terms of the Company’s frequent flyer agreement with Continental, OnePass members receive OnePass frequent flyer mileage credits for travel on Copa Airlines and AeroRepública and the Company pays Continental a per mile rate for each mileage credit granted by Continental, at which point the Company has no further obligation. The amounts due to Continental under this agreement are expensed by the Company as the mileage credits are earned. Continental pays Copa Airlines a per flown mile rate for every OnePass Member that uses his/her miles to obtain reward tickets on Copa Airlines and AeroRepública flights. These rates depend on the class of service, the flight length and the availability of the reward.
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
In 2009, approximately 71% of the Company’s expenses and 43% of the Company’s revenues were denominated in U.S. Dollars. The remainder of the Company’s expenses and revenues were denominated in the currencies of the various countries to which the Company flies, with the largest non-dollar amount denominated in Colombian pesos for which the Company hedges the risk of fluctuation from time to time (see Note 7). Generally, the Company’s exposure to foreign currencies is limited to a period of up to two weeks, from the time a sale is completed to the time funds are converted into U.S. Dollars. As a result of exchange controls in Venezuela, cash generated from Venezuelan operations may not be available to fund our cash obligations.
Derivative Instruments and Hedging Activities
The Company accounts for derivatives and hedging activities in accordance with ASC Topic 815, “Derivatives and Hedging” (“ASC Topic 815”) which requires entities to recognize all derivative instruments as either assets or liabilities in the balance sheet at their respective fair values.
The Company only enters into derivative contracts that it intends to use in managing the variabilities in market related values of forecasted transaction or the variability of cash flows to be received or paid related to a recognized asset or liability (cash flow hedge). For all hedging relationships the Company formally documents the hedging relationship and its risk-management objective and strategy for undertaking the hedge, the hedging instrument, the hedged item, the nature of the risk being hedged, how the hedging instrument’s effectiveness in offsetting the hedged risk will be assessed prospectively and retrospectively, and a description of the method of measuring ineffectiveness. The Company also formally assesses, both at the hedge’s inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting cash flows of hedged items.
Changes in the fair value of a derivative that is highly effective and that is designated and qualifies as a cash-flow hedge are recorded in accumulated other comprehensive income to the extent that the derivative is effective as a hedge, until earnings are affected by the variability in cash flows of the designated hedged item. The ineffective portion of the change in fair value of a derivative instrument that qualifies as a cash-flow hedge or that is not designated as a hedge is reported in earnings.
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

COPA HOLDINGS, S. A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
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
Additionally, although our aircraft lease agreements specifically provide that we, as lessee, are responsible for maintenance of the leased aircraft, we do, under certain of our existing lease agreements, pay maintenance reserves to aircraft and engine lessors that are to be applied towards the cost of future maintenance events. These reserves are calculated based on a performance measure, such as flight hours, and are specifically to be used to reimburse third-party providers that furnish services in connection with maintenance of our leased aircraft. If there are sufficient funds on deposit to pay the invoices submitted, they are paid. However, if amounts on deposit are insufficient to cover the invoices, we must cover the shortfall because, as noted above, we are legally responsible for maintaining the leased aircraft. Under aircraft lease agreements, if there are excess amounts on deposit at the expiration of the lease, the lessor is entitled to retain any excess amounts. The maintenance reserves paid under our lease agreements do not transfer either the obligation to maintain the aircraft or the cost risk associated with the maintenance activities to the aircraft lessor. In addition, we maintain the right to select any third-party maintenance providers. Therefore, we record these amounts as prepaid maintenance within Other Assets on our Consolidated Balance Sheets and then recognize maintenance expense when the underlying maintenance is performed, in accordance with our maintenance accounting policy. As of December 31, 2009 and 2008, based on the experience of the Company’s maintenance personnel and industry available data, management determined that it was probable that all maintenance deposits recorded as prepaid maintenance in the accompanying Consolidated Balance Sheets will be used to fund the cost of maintenance events and are therefore recoverable.
Employee Profit Sharing
The Company sponsors a profit-sharing program for both management and non-management personnel. For members of management, profit-sharing is based on a combination of the Company’s performance as a whole and the achievement of individual goals. Profit-sharing for non-management employees is based solely on the Company’s performance. The Company accrues each month for the expected profit-sharing, which is paid annually in February. Amounts expensed for the Company’s profit-sharing program were $10.7 million, $7.7 million and $8.4 million in 2009, 2008 and 2007, respectively.

COPA HOLDINGS, S. A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Advertising Costs
Advertising costs are expensed when incurred. The Company recognized as advertising expense $6.2 million, $7.7 million, and $6.6 million in 2009, 2008 and 2007, respectively.
Income Taxes
Deferred income taxes are provided under the liability method and reflect the net tax effects of temporary differences between the tax basis of assets and liabilities and their reported amounts in the financial statements.
Goodwill and Intangibles
The Company performs impairment testing of goodwill, in accordance with ASC Topic 350, “Intangibles-Goodwill and Other” (“ASC Topic 350”), separately from impairment testing of indefinite-lived intangibles. The Company tests goodwill for impairment, at least annually, by comparing the book value to the fair value at the reporting segment level and tests individually indefinite-lived intangibles, at least annually, by reviewing the individual book values compared to the fair value. Considerable management judgment is necessary to determine the assumptions that marketplace participants would consider in determining the fair value of these assets. The Company did not recognize any impairment charges for goodwill or intangibles assets during the years presented.
All of the Company’s goodwill and indefinite-lived intangibles are allocated to its AeroRepública segment. Indefinite-lived intangible assets consist primarily of the fair value allocated to the routes and the AeroRepública trade name, valued at $29.4 million and $5.6 million, respectively. For the years ended December 2009 and 2008, amounts of goodwill and intangible assets have changed due to exchange effects.
Gain from Involuntary Conversion
In 2007, the Company recorded an $8.0 million gain on involuntary conversion of non-monetary assets to monetary assets related to insurance proceeds in excess of aircraft book value.
Concentration Risk
The Company attempts to minimize its concentration risk with regards to its cash, cash equivalents, and its investment portfolio. This is accomplished by diversifying and limiting amounts among different counterparties, the type of investment, and the amount invested in any individual security. Even, the Company’s exposure to other foreign currencies is limited to a period of up to two weeks, there is some risk related to devaluation of some currencies where the Company has some restrictions by law to convert our funds into U.S. Dollars. Due to exchange controls in Venezuela, however, we often experience additional delays in repatriating cash generated Venezuelan Bolivares to U.S. dollars. See also Note 16.

COPA HOLDINGS, S. A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Earnings per Share
Earnings per share information is determined using the two-class method, which includes the weighted-average number of common shares outstanding during the period and other securities that participate in dividends (“participating securities”). Our non-vested stock awards are considered “participating securities” because they include non-forfeitable rights to dividends. In applying the two-class method, earnings are allocated to both common stock shares and participating securities based on their respective weighted-average shares outstanding for the period. Diluted earnings per share information may include the additional effect of other securities, if dilutive, in which case the dilutive effect of such securities is calculated using the treasury stock method.
2. Adopted and Recently Issued Accounting Pronouncements
Effective July 1, 2009, the Financial Accounting Standards Board’s (“FASB”) Accounting Standards Codification (“ASC”) became the single official source of authoritative, nongovernmental generally accepted accounting principles (“GAAP”) in the United States. The historical GAAP hierarchy was eliminated and the ASC became the only level of authoritative GAAP, other than guidance issued by the Securities and Exchange Commission. Our accounting policies were not affected by the conversion to ASC. However, references to specific accounting standards in the footnotes to our consolidated financial statements have been changed to refer to the appropriate section of ASC.
In March 2008, the Financial Accounting Standards Board (FASB) issued Statement No. 161, “Disclosures about Derivative Instruments and Hedging Activities — an amendment of FASB Statement No. 133” (“SFAS 161”). SFAS 161 requires entities that utilize derivative instruments to provide qualitative disclosures about their objectives and strategies for using such instruments, as well as any details of credit-risk-related contingent features contained within derivatives. SFAS 161 also requires entities to disclose additional information about the amounts and location of derivatives located within the financial statements, how the provisions of SFAS 133 have been applied, and the impact that hedges have on an entity’s financial position, financial performance, and cash flows. SFAS 161 is effective for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. This is contained in ASC Topic 815, “Derivatives and Hedging” (“ASC Topic 815”). The adoption of this amendment did not have a material impact on these Consolidated Financial Statements.
In September 2006, the FASB issued guidance which defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. This guidance is contained in ASC Topic 820, “Fair Value Measurements and Disclosures” (“ASC Topic 820”). In February 2008, the FASB deferred the effective date to January 1, 2009 for all nonfinancial assets and liabilities, except for those that are recognized or disclosed at fair value on a recurring basis (that is, at least annually). We adopted the deferred provisions of ASC Topic 820 on January 1, 2009. Application of the new rules affected our annual impairment testing for goodwill and other intangible assets.

COPA HOLDINGS, S. A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
In April 2009, the FASB issued additional guidance for estimating fair value in accordance with ASC Topic 820. The additional guidance addresses estimating fair value when the volume and level of activity for an asset or liability has significantly decreased in relation to normal market activity for the asset or liability. We adopted the provisions of this guidance for the fourth quarter of 2009. The adoption did not have a material effect on these Consolidated Financial Statements.
In June 2009, the FASB issued guidance to change financial reporting by enterprises involved with variable interest entities (“VIEs”). The standard replaces the quantitative-based risks and rewards calculation for determining which enterprise has a controlling financial interest in a VIE with an approach focused on identifying which enterprise has the power to direct the activities of a VIE and the obligation to absorb losses of the entity or the right to receive the entity’s residual returns. This accounting standard is effective for us on January 1, 2010. We are currently evaluating the requirements of this pronouncement and have not determined the impact, if any, that adoption of this standard will have on these Consolidated Financial Statements.
In October 2009, the FASB issued guidance that changes the accounting for revenue arrangements with multiple deliverables. The guidance requires an entity to allocate consideration at the inception of an arrangement to all of its deliverables based on their relative selling prices and eliminates the use of the residual method of allocation. The guidance establishes a hierarchy for determining the selling price of a deliverable, based on vendor-specific objective evidence, third-party evidence or estimated selling price. In addition, this guidance expands required disclosures related to a vendor’s multiple-deliverable revenue arrangements. This accounting standard is effective for us on January 1, 2011. We are currently evaluating the requirements of this pronouncement and we have not determined the impact, if any on these Consolidated Financial Statements.
3. Special Fleet Charges
In 2009, the Company decided to terminate early three MD-80 aircraft leases, in connection with the fleet renovation plan of AeroRepública to Embraer -190 aircraft. Early termination charges amounted to $10.5 million and were recognized as Special Fleet Charges in the Consolidated Statements of Income.
In connection with the early lease terminations, the Company wrote off related property, plant and equipment such as rotable parts, spare engines and tools that amounted to $4.9 million and recognized a loss of $4.0 million related to the scrap of obsolete expendable parts. We estimated the fair values based on current market conditions, the condition of our aircraft and our expected proceeds from the sale of the assets, using unobservable inputs for which there is little or no market data and which require us to develop our own assumptions about how market participants would price the assets.
During 2007, the Company terminated five MD-80 aircraft leases, in connection with the fleet renovation plan in AeroRepública. Early termination charges amounted to $7.3 million and were recognized as Special Fleet Charges in the Consolidated Statements of Income.

COPA HOLDINGS, S. A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
4. Long-Term Debt
At December 31, long-term debt consisted of the following (in millions):

	2009	2008

Long-term fixed rate debt	$347.2	$363.8
(Secured fixed rate indebtedness due through 2019 Effective rates ranged from 3.95% to 6.75%)

Long-term variable rate debt	498.3	504.4
(Secured variable rate indebtedness due through 2019 Effective rates ranged from 1.00% to 2.80%)

Medium-term variable rate debt	—	47.8
(Unsecured variable rate indebtedness due in 2009 Effective rates ranged of 2.52% to 4.89%)

Sub-total	845.5	916.0

Less current maturities	94.5	115.8

Long-term debt less current maturities	$751.0	$800.2

Maturities of long-term debt for the next five years are as follows (in millions):

Year ending December 31,
2010	$94.5
2011	76.0
2012	95.0
2013	63.7
2014	97.3
Thereafter	$419.0
As of December 31, 2009 and 2008, the Company had $363.5 million and $379.2 million of outstanding indebtedness, respectively, that is owed to financial institutions under financing arrangements guaranteed by the Export-Import Bank of the United States. The Export-Import Bank guarantees support 85% of the net purchase price of the aircraft and are secured with a first priority mortgage on the aircraft in favor of a security trustee on behalf of Export-Import Bank.
The Company’s Export-Import Bank supported financings are amortized on a quarterly basis, are denominated in U.S. Dollars and originally bear interest at a floating rate linked to LIBOR. The Export-Import Bank guaranteed facilities typically offer an option to fix the applicable interest rate. The Company has exercised this option with respect to $337.8 million as of December 31, 2009.
The Company effectively extends the maturity of its aircraft financing to 15 years through the use of a “Stretched Overall Amortization and Repayment,” or SOAR, structure which provides serial draw-downs calculated to result in a 100% loan accreting to a recourse balloon at the maturity of the Export-Import Bank guaranteed loan which totaled $66.0 million as of December 31, 2009.
The Company also typically finances a portion of the purchase price of the Boeing aircraft through commercial loans which totaled $5.8 million as of December 31, 2009.

COPA HOLDINGS, S. A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Assets, primarily aircraft, subject to agreements securing the Company’s indebtedness amounted to $1.1 billion as of December 31, 2008 and 2009.
As of December 31, 2009 the Company has one unused commitment for long-term financing agreements for approximately $67.1 million to acquire two (2) Boeing 737-800 aircraft to be delivered in the first quarter of 2010.
5. Investments
During 2009, the Company invested in time deposits and U.S. Government treasury securities. These investments are classified within short-term and long-term investments in the accompanying Consolidated Balance Sheets. Investments are classified as held-to-maturity securities since the Company has the intent and the ability to hold them until maturity. These investments are stated at their amortized cost which is essentially the same as their fair value. Long-term investments mature within three (3) years. Investments held by the Company are composed principally of time deposits.
At December 31, 2009, the Company had $6.4 million in restricted cash within long-term investments for letters of credits.

COPA HOLDINGS, S. A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
6. Leases
The Company leases certain aircraft and other assets under long-term lease arrangements. Other leased assets include real property, airport and terminal facilities, sales offices, maintenance facilities, training centers and general offices. Most contract leases include renewal options. Non-aircraft related leases, primarily held with local governments, generally have renewable terms of one year. In certain cases, the rental payments during the renewal periods would be greater than the current payments. Because the lease renewals are not considered to be reasonably assured, as defined in ASC Topic 840, “Leases”, the rental payments that would be due during the renewal periods are not included in the determination of rent expense until the leases are renewed. Leasehold improvements are amortized over the contractually committed lease term, which does not include the renewal periods. The Company’s leases do not include residual value guarantees.
At December 31, 2009, the scheduled future minimum lease payments under operating leases that have initial or remaining non-cancelable lease terms in excess of one year are as follows (in millions):

	Operating Leases
	Aircraft	Non-Aircraft
Year ending December 31,
2010	$46.8	$9.7
2011	46.0	7.4
2012	33.5	6.1
2013	26.6	5.3
2014	26.6	4.1
Later years	47.5	3.3

Total minimum lease payments	$227.0	$35.9

Total rent expense was $61.7 million, $58.3 million and $50.2 million for the years ended December 31, 2009, 2008 and 2007, respectively.

COPA HOLDINGS, S. A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
7. Financial Instruments and Risk Management
Fuel Price Risk Management
The Company periodically enters into crude oil call options, jet fuel zero cost collars, and jet fuel swap contracts to provide for short to mid-term hedge protection (generally three to eighteen months) against sudden and significant increases in jet fuel prices, while simultaneously ensuring that the Company is not competitively disadvantaged in the event of a substantial decrease in the price of jet fuel. The Company does not hold or issue derivative financial instruments for trading purposes. The Company’s derivative contracts did not qualify as hedges for financial reporting purposes as defined in ASC Topic 815, “Derivatives and Hedging” Accordingly, changes in fair value of such derivative contracts, which amounted to $57.9 million, ($54.9) million and $8.4 million in years 2009, 2008, and 2007 respectively, were recorded as a component of “Other, net” within Non-operating income (expense).
The fair value of derivative contracts amounted to $10.0 million at December 31, 2009 and was recorded in “Other current assets” and $47.9 million at December 31, 2008 was recorded in “Other current liabilities” in the Consolidated Balance Sheets. The Company’s purchases of jet fuel are made substantially from one supplier.
As of December 31, 2009, the Company held derivative instruments on 20% of its projected 2010 fuel consumption, as compared with derivatives held on 29% of actual fuel consumed in 2009.
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
Foreign Currency Exchange Risk Management.
The Company, for its subsidiary AeroRepública, uses forward contracts to hedge against the risk associated with its forecasted U.S. Dollars-denominated cash flows.
The Company’s forward derivative contracts did not qualify as hedges for financial reporting purposes in accordance with ASC Topic 815. Accordingly, changes in the fair value of such derivative contracts, which amounted to $0.4 million, $1.3 million and $2.6 million in 2009, 2008 and 2007, respectively, were recorded as a component of “Other, net” within Non-operating income (expense). The fair value of forward contracts amounted to $0.5 million and $1.3 million at December 31, 2009 and 2008, respectively, were recorded in “Other current assets” in the Consolidated Balance Sheets.
During 2008, the Company decided, for some contracts, to accounting these derivatives as cash flow hedges for financial reporting purposes in accordance with ASC Topic 815. They are recorded at fair value with changes reflected in other current assets or other current liabilities in the accompanying Consolidated Balance Sheets with the offset to “Accumulated other comprehensive loss”, net of hedge ineffectiveness. Hedge ineffectiveness included in “Other non-operating income (expense)” in the accompanying Consolidated Statement of Income was immaterial. Our loss related to currency hedging instruments included in “Accumulated other comprehensive loss” was $0.3 million at December 31, 2008. The fair value of forward contracts, until its maturity date were recorded in “Other current assets”.

COPA HOLDINGS, S. A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Interest Rates Risk Management
The Company uses interest rate swap contracts to hedge against the interest rate risk variations associated with its firm commitments to pay for aircraft leasing denominated in USD. The Company records these derivatives as interest rates cash flow hedges for financial reporting purposes in accordance with ASC Topic 815. They are recorded at fair value with changes reflected in other current assets or other current liabilities in the accompanying Consolidated Balance Sheets with the offset to “Accumulated other comprehensive loss” net of hedge ineffectiveness. During 2009, there was no new hedge ineffectiveness included in “Other non-operating income (expense)” in the accompanying Consolidated Statements of Income. Our gain (loss) related to the interest rates hedging instruments included in “Accumulated other comprehensive loss” was $1.4 million and ($6.5) million in 2009 and 2008 respectively. The fair value of forward contracts amounted to $5.2 million and $6.6 million at December 31, 2009 and 2008 respectively, and was recorded in “Other current liabilities”.
Debt
The fair value of the Company’s debt with a carrying value of $845.5 and $916.0 millions as of December 31, 2009 and 2008, respectively, was approximately $900.6 and $961.2 millions respectively. These estimates were based on the discounted amount of future cash flows using the Company’s current incremental rate of borrowing for a similar liability.
Other Financial Instruments
The carrying amounts of cash, cash equivalents, restricted cash, investments, accounts receivable, and accounts payable approximate fair value due to their short-term nature.
8. Fair Value Measurement
In September 2006, the Financial Accounting Standards Board (FASB) issued the Accounting Standard Codification Topic 820 “Fair Value Measurement and Disclosures” (originally issued as SFAS 157, “Fair Value Measurement”) that does not establish requirements for any new fair value measurements, but it does apply to existing accounting pronouncements in which fair value measurements are already required. ASC Topic 820 defines fair value, establishes a framework for measuring fair value in accordance with accounting principles generally accepted in the United States, and expands disclosures about fair value measurements. The Company has adopted the provisions of ASC Topic 820 as of January 1, 2008, for financial instruments. As allowed by ASC Topic 820-10, “Effective dates of ASC Topic 820”, the Company elected to defer the adoption of ASC Topic 820 with respect to all remaining non financial assets and liabilities until January 1, 2009.

COPA HOLDINGS, S. A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
ASC Topic 820 establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. These tiers include: Level 1, defined as observable inputs such as quoted prices in active markets; Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and Level 3, defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.
As of December 31, 2009 and 2008, the Company held certain items that are required to be measured at fair value on a recurring basis. These included interest rate hedge contracts, fuel derivative contracts, currency derivatives contracts, cash and cash equivalents, short term investments and restricted cash which are related to the Company’s attempts to hedge interest rates, fuel costs and currency fluctuations.
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
The Company’s currency derivatives instruments consist of forward contracts to hedge against the risk associated with its forecasted Colombian peso-denominated cash flows.
Property and Equipment – MD-80’s Aircraft Fleets. As discussed in Note 3, we terminated early our MD-80’s lease fleets in the third quarter of 2009. Fleet assets include leased aircraft, rotable spare parts, tools and spare engines. We estimated the fair values based on current market conditions, the present value of the expected cash flows payments for the lease aircraft and our expected proceeds from the sale of the assets.
Goodwill and indefinite-lived intangibles – As discussed in Note 1, the Company performs an annual impairment test of its goodwill and indefinite-lived intangible assets. As required by ASC Topic 820, the Company considers in determining the fair values of these assets, assumptions that marketplace participants would consider in determining the fair values of similar assets.

COPA HOLDINGS, S. A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
The following financial instruments are measured at fair value on a recurring basis subject to the disclosure requirements of ASC Topic 820 at December 31, 2009 (in millions):

		Fair Value Measurements at Reporting Date Using
		Quoted Prices in	Significant
		Active Markets	Other	Significant
		for Identical	Observable	Unobservable
	December 31,	Assets	Inputs	Inputs
Description	2009	(Level 1)	(Level 2)	(Level 3)
Assets
Currency derivatives	$0.5		$0.5
Fuel derivatives	10.0		10.0

Total assets	10.5		10.5

Liabilities
Interest rate hedges	5.2		5.2

Total liabilities	$5.2		$5.2

The valuation techniques that may be use to measure fair value are as follows:
•	Market approach: Uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities.

•	Income approach: Uses valuation techniques to convert future amounts to a single present amount based on current market expectations about those future amounts, including present value techniques, option-pricing models and excess earnings method.

•	Cost approach: Based on the amount that currently would be required to replace the service capacity of an asset (replacement cost)
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
The Company’s equity compensation plans are accounted for under ASC Topic 718, “Compensation-Stock Compensation” (“ASC Topic 718”) which requires companies to measure the cost of employee services received in exchange for an award of equity instruments (typically stock options) based on the grant-date fair value of the award or at fair value of the award at each reporting date, depending on the type of award granted. The fair value is estimated using option-pricing models. The resulting cost is recognized over the period during which an employee is required to provide service in exchange for the award, which is usually the vesting period. For those awards issued subsequent to the adoption of ASC Topic 718 that allow for acceleration of vesting upon retirement, total compensation cost is recognized over the period ending on the first eligible retirement date.

COPA HOLDINGS, S. A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
The total compensation cost recognized for non-vested stock and options awards was $5.3 million, $5.6 million and $4.8 million in 2009, 2008 and 2007, respectively, and was recorded as a component of “Salaries and benefits” within Operating expense.
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
In March 2009, the Compensation Committee of our Board of Directors granted 113,714 non-vested stock awards for senior management, officers, managers and key employees as follows:
Senior management were granted 67,652 non-vested stock awards which vest over three (3) years in yearly installments equal to one-third of the awarded stock on each of the three anniversaries of the grant date. Managers, officers and key employees, not on our senior management team, were granted 46,062 non-vested stock awards, which vest over three (3) years in yearly installments equal to one-third of the awarded stock on each of the three anniversaries of the grant date.
Non-vested stock awards were measured at their fair value, which is the same amount for which a similarly restricted share would be issued to a third party, on the grant date. The fair value of each non-vested stocks award was $22.05, $37.97 and $53.14 for the 2009, 2008 and the 2007 grants, respectively.

COPA HOLDINGS, S. A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
A summary of non-vested stock award activity under the plan as of December 31, 2009 and 2008 and changes during the year are as follows:

	2009		2008
		Weighted-Average		Weighted-Average
		Grant-Date		Grant-Date
	Shares	Fair Value	Shares	Fair Value
Non-vested at beginning of year	614,688	$23.60	806,711	$21.77
Granted	113,714	22.05	76,689	37.97
Vested	(150,412)	24.79	(256,722)	22.11
Forfeited	(8,224)	24.83	(11,990)	24.49

Non-vested at end of year	569,766	$22.96	614,688	$23.60

The Company uses the straight-line attribution method to recognize the compensation cost for awards with graded vesting periods. The Company estimates that the remaining compensation cost, not yet recognized for the non-vested stock plan, is $6.7 million with a weighted average remaining contractual life of 0.8 years. Additionally, the Company estimates that the 2010 compensation cost related to this plan will be $4.9 million. In determining the expense for stock-based awards, the Company estimates the number of awards that are expected to be forfeited.
The total fair value of shares vested during the year ended December 31, 2009 and 2008 was $3.7 million and $5.7 million, respectively.

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
A summary of options award activity under the plan as of December 31, 2009 and changes during the year is as follows:

Shares
Outstanding at January 1, 2009	33,629
Granted	0
Exercised	0
Forfeited or expired	0

Outstanding at December 31, 2009	33,629

The Company uses the straight-line attribution method to recognize the compensation cost for stock options. The Company estimates that the remaining compensation cost, not yet recognized for stock options, is immaterial with a weighted average contractual life of 7.2 years and zero intrinsic value. Additionally, the Company estimates that the 2010 compensation cost related to this plan will be immaterial.

COPA HOLDINGS, S. A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
10. Earnings Per Share (Adjusted)
In 2009, the Company changes its method of calculating earnings per share, following the guidance provided in FSP EITF 03-6-1, “Determining whether Instruments Granted in Share-Based Payment Transactions are Participating Securities”; which was subsequently codified in ASC 260, Earnings Per Share. The Company adjusted its basic and diluted earnings per share and weighted average shares outstanding calculations to give effect to participating securities under the two-class method of calculating earnings per share. Historically, the Company had utilized the “treasury stock method” in order to give effect to non-vested stock awards. Under the two-class method, securities that participate in dividends, such as the Company’s outstanding non-vested stock awards which include non-forfeitable rights to dividends, are considered “participating securities.”
The following table sets forth the computation of basic and diluted earnings per share (in thousands, except per share data):

	December 31,
	2009	2008	2007
Numerator for earnings per share:
Net Income	$240,359	$118,659	$161,820

Denominator for basic and diluted earnings per share, as adjusted
Weighted average common shares outstanding	43,308	43,143	42,908
Non-vested shares deemed participating securities	603	680	874

Total shares for basic and diluted earnings per share	43,911	43,823	43,782

Earnings per share, as adjusted
Basic	$5.47	$2.71	$3.70

Diluted	$5.47	$2.71	$3.70

Earnings per share, as previously reported
Basic		$2.75	$3.77

Diluted		$2.73	$3.72

Weighted average shares outstanding, as reported
Basic		43,143	42,908

Diluted		43,440	43,464

Options to purchase 33,629 shares of common stock at $53.14 per share outstanding at the end of 2009 were excluded in the computation of diluted EPS because the options’ exercise price was greater than the average market price of the common shares.

COPA HOLDINGS, S. A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
11. Accumulated other comprehensive loss
As of December 31, 2009 and 2008 the components of accumulated other comprehensive loss are as follows (in millions):

	Foreign		Derivatives
	Currency		Financial
	Translation	Pensions	Instruments	Total

Balance as of December 31, 2007	$3.6	$(0.9)	$0.0	$2.7

Foreign currency translation	(0.3)	—	—	(0.3)
Unrealized gain (loss) on derivatives instruments	—	—	(6.8)	(6.8)

SFAS 158 Unrecognized actuarial loss of the period	—	(0.2)	—	(0.2)

Amortization of actuarial loss	—	0.1	—	0.1

Balance as of December 31, 2008	$3.3	$(1.0)	$(6.8)	$(4.5)

Foreign currency translation	2.7	—	—	2.7
Unrealized gain (loss) on derivatives instruments	—	—	1.5	1.5

Balance as of December 31, 2009	$6.0	$(1.0)	$(5.3)	$(0.3)

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
The Company has elected to calculate our Panamanian income tax with the gross tax method based on Article 121 of the Panamanian Fiscal Code, under which income for international transportation companies is calculated based on a territoriality method that determines gross revenues earned in Panama by applying the percentage of miles flown within the Panamanian territory against total revenues. Under this method, loss carry-forwards cannot be applied to offset tax liability. If the Panamanian tax authorities do not agree with this method of allocating revenues, the Company may be subject to additional tax liability. Airlines in Panama are currently not subject to any taxes relating specifically to the airline industry other than the 4% tax collected from passengers on tickets sold in Panama for the benefit of the Panamanian Tourism Bureau.

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
The provision for income taxes recorded in the Consolidated Statements of Income was as follows (in millions):

	2009	2008	2007

Panama
Current	$1.7	$1.7	$1.3
Deferred	—	—	—

Foreign
Current	14.1	11.2	13.4
Deferred	3.8	4.6	2.4

Total	19.6	17.5	17.1

The Company paid taxes of $13.8 million, $14.9 million and $16.6 million in years 2009, 2008 and 2007, respectively.
Pre-tax income, based on the Copa Airlines’ internal route profitability measures, related to Panamanian operations was $54.5 million, $50.4 million and $49.7 million in 2009, 2008, and 2007, respectively, and related to foreign operations was $205.5 million, $85.8 million and $129.3 million in 2009, 2008, and 2007, respectively.
AeroRepública’s benefit from operating loss carryforwards amounted to $0.3 million, $0.4 million and $0.6 million as of December 31, 2009, 2008 and 2007, respectively. The benefit from operating loss carryforwards are available for a period of seven (7) years from when they were generated in 2005.
Income tax returns for all companies incorporated in the Republic of Panama are subject to review by tax authorities up to the last three (3) years, including the year ended December 31, 2009 according to current tax regulations. For other countries where the Company operates, it is subject to review by their respective tax authorities for periods ranging from the last two (2) to six (6) years.
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

COPA HOLDINGS, S. A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
The reconciliations of income tax computed at the Panamanian statutory tax rate to income tax expense for the years ended December 31 are as follows (in millions):

	Amount			Percentage
	2009	2008	2007	2009	2008	2007
Provision for income taxes at Panamanian statutory rates	$78.0	$40.8	$53.7	30.0%	30.0%	30.0%
Panamanian gross tax election	(14.6)	(13.5)	(13.6)	(5.6%)	(9.9%)	(7.6%)
Exemption in non-taxable countries	(4.0)	(2.2)	(2.4)	(1.6%)	(1.7%)	(1.3%)
Difference in Panamanian statutory rates and non-Panamanian statutory rates	(39.8)	(7.6)	(20.6)	(15.3%)	(5.6%)	(11.5%)

Provision for income taxes	$19.6	$17.5	$17.1	7.5%	12.8%	9.6%

Deferred income taxes are provided under the liability method and reflect the net tax effects of temporary differences between the tax basis of assets and liabilities and their reported amounts in the Consolidated Financial Statements.

COPA HOLDINGS, S. A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Significant components of the Company’s deferred tax liabilities and assets are as follows (in millions):

	2009	2008
Deferred tax liabilities:
Intangible Assets	$(11.5)	$(10.5)
Maintenance reserves	(2.3)	(2.2)
Others	(0.1)	(0.5)

	(13.9)	(13.2)

Deferred tax assets:
Property and Equipment	0.0	3.5
Allowance for doubtful accounts	0.0	0.1
Expendable parts and supplies	0.0	0.4
Others	2.3	2.0

	2.3	6.0

Net deferred tax liabilities	(11.6)	(7.2)

Less: Current deferred tax assets	1.8	1.5

Non current deferred tax liabilities	$(13.4)	$(8.7)

The Company accounts for uncertainty in income taxes following ASC Topic 740, Income Taxes, which requires the impact of a tax position to be recognized in the financial statements if that position is more likely than not of being sustained by the taxing authority. Interest and penalties related to unrecognized tax benefits are recognized within interest expense and other non-operating income (expense), respectively, in our Consolidated Statements of Income.
14. Related Party Transactions
The following is a summary of significant related party transactions that occurred during 2009, 2008 and 2007. Except as otherwise discussed, the payments to and from related parties in the ordinary course of business were based on prevailing market rates.
Continental Airlines. Since 1998, Continental has implemented a comprehensive commercial and services alliance with Copa Airlines. Key elements of the alliance include: similar brand images, code sharing, co-branding of the OnePass frequent flyer program in Latin America, joint construction and operation of the Panama Presidents Club VIP lounge, joint purchasing, maintenance and engineering support and a number of other marketing, sales and service initiatives.As a result of these activities, the Company paid Continental $36.4 million, $33.1 million, and $29.4 million in 2009, 2008 and 2007, respectively, and Continental paid Copa Airlines $30.9 million, $31.5 million, and $21.2 million in 2009, 2008 and 2007, respectively. The Company owed Continental $1.9 million, $1.9 million, and $0.2 million at December 31, 2009, 2008 and 2007, respectively. Continental owed the Company $0.5 million at December 31, 2007. The services provided are considered normal to the daily operations of both airlines.

COPA HOLDINGS, S. A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Banco General, S. A. (“Banco General” ). The Company has a strong commercial banking relationship with Banco General, S. A. The Company’s shareholders own approximately 40% of BG Financial Group, which is the controlling company of Banco General.
The Company obtains financing from Banco General under short to medium-term financing arrangements for part of the commercial loan tranche of one of the Company’s Export-Import Bank facilities. The Company also maintains general lines of credit and time deposit accounts with Banco General.
Interest payments to Banco General totaled $0.2 million, $0.4 million, and $0.6 million in 2009, 2008 and 2007, respectively, and the Company received interest income of $1.4 million, $1.9 million, and $4.5 million in 2009, 2008 and 2007, respectively. The debt balance outstanding at December 31 amounted to $2.3 million and $4.1 million in 2009 and 2008 respectively. These amounts are included in “Current maturities of long-term debt” and “Long-term debt” in the Consolidated Balance Sheets.
ASSA Compañía de Seguros, S. A. (“ASSA” ). Panamanian law requires the Company to maintain its insurance policies through a local insurance company. The Company has contracted ASSA, an insurance company controlled by the Company’s controlling shareholders, to provide substantially all of its insurance. ASSA has, in turn, reinsured almost all of the risks under those policies with insurance companies in Europe. The net payment to ASSA, after taking into account the reinsurance of these risks totaled $0.03 million in each of 2009, 2008 and 2007.
Petróleos Delta, S. A. (“Delta Petroleum” ). During 2005, the Company entered into a contract with Petróleos Delta, S.A. to supply its jet fuel needs. The price agreed to under this contract is based on the two week average of the U.S. Gulf Coast Waterborne Mean index plus local taxes, certain third-party handling charges and a handling charge to Delta. The contract has a one year term that automatically renews for one year period unless terminated by one of the parties. While the Company’s controlling shareholders do not hold a controlling equity interest in Petróleos Delta, S.A., various members of the Company’s Board of Directors also are board members of Petróleos Delta, S.A. Payments to Petróleos Delta totaled $116.1 million in 2009, $185.8 million in 2008 and $126.0 million in 2007.
Desarrollo Inmobiliario del Este, S. A. (“Desarrollo Inmobiliario” ). During January 2006, the Company moved into its new headquarters, a recently constructed building located six miles away from Tocumen International Airport. The Company leases five floors consisting of approximately 104,000 square feet of the building from Desarrollo Inmobiliario, an entity controlled by the same group of investors that controls CIASA, under a ten-year lease at a rate of $0.1 million per month. Payments to Desarrollo Inmobiliario del Este, S.A. totaled $1.9 million, $2.0 million, and $1.9 million in 2009, 2008 and 2007, respectively.
Galindo, Arias & Lopez. Most of the Company’s legal work, including passing on the validity of the shares offered, is carried out by the law firm Galindo, Arias & Lopez. Certain partners of Galindo, Arias & Lopez are indirect shareholders of CIASA and serve on the Company’s Board of Directors. Payments to Galindo, Arias & Lopez totaled $0.4 million, $0.3 million and $0.4 million in 2009, 2008 and 2007, respectively.

COPA HOLDINGS, S. A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Other Transactions. The Company purchases most of the alcohol and other beverages served on its aircraft from Motta Internacional, S.A. and Global Brands, S.A., both of which are controlled by the Company’s controlling shareholders. The Company does not have any formal contracts for these purchases, but pays wholesale prices based on price lists periodically submitted by those importers. The Company paid $0.6 million, $0.7 million and $0.6 million in 2009, 2008 and 2007, respectively.
The Company’s telecommunications and other data services have been provided by Telecarrier, Inc., since February 2003. Some of the controlling shareholders of CIASA have a controlling interest in Telecarrier. Payments to Telecarrier totaled $0.9 million, $0.6 million and $0.6 million in 2009, 2008 and 2007, respectively.
The Company receives services from Call Center Corporation, a call center that operates Copa Airlines’ reservations and sales services and handles calls from Panama as well as most other countries to which Copa Airlines flies. One of the Company’s directors is one of the owners of this call center. Payments to Call Center Corporation totaled $3.3 million, $4.0 million and $2.6 million in 2009, 2008 and 2007, respectively.
The advertising agency that the Company uses in Panama, RD Nexos, S.A., is owned by the brother-in-law of the Company’s chief executive officer. Gross invoices for all services performed through RDP totaled $1.0 million, $1.2 million and $1.6 million in 2009, 2008 and 2007, respectively.
15. Commitments and Contingencies
The Company has a purchase contract with Boeing for 35 Boeing 737-Next Generation aircraft, under which the Company has twenty nine (27) firm orders and eight (8) purchase options. Additionally, the Company has eleven purchase options with Embraer for Embraer 190 aircraft.
The firm orders have an approximate value of $2.3 billion based on aircraft list prices, including estimated amounts for contractual price escalation and pre-delivery deposits. The Company is scheduled to take delivery of the aircraft underlying the 29 firm orders between 2010 and 2015.
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
As of December 31, 2009, the Company was in compliance with all required covenants.

COPA HOLDINGS, S. A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Labor Unions
Approximately 50% of the Company’s 6,108 employees are unionized. There are currently seven (7) union organizations; five (5) covering employees in Panama and two (2) covering employees in Colombia.
The five (5) unions covering employees in Panama include: the pilots’ union (SIPAC); the flight attendants’ union (SIPANAB); the mechanics’ union (SINTECMAP); the traffic attendants’ union (UGETRACO); and a generalized union (SIELAS), which represents ground personnel, messengers, drivers, counter agents and other non-executive administrative staff. Copa Airlines entered into a new collective bargaining agreement with SIELAS on June 2008 which will end May 2013 and another one on April 2009 with SITECMAP from 2010 which will end in 2014. Typically, collective bargaining agreements in Panama have terms of four years. Copa Airlines has traditionally experienced good relations with its unions.
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
Lines of Credit for Working Capital and Letters of Credit
The Company maintained available facilities for letters of credit with several banks with outstanding balances of $25.7 million and $34.6 million at December 31, 2009 and 2008, respectively. These letters of credit are pledged for operating lessors, maintenance providers and airport operators. Of this total, $7.7 million are letters of credit opened on behalf of AeroRepública for the same purposes listed above.
Copa Airlines has letters of credit at total amount of $89.6 million, in which it has committed lines of credit totaling $29.6 million, including one line of credit for $15 million with Banco General, an overdraft line of credit of $10 million with Towerbank and one line of credit of $4.6 million with Banco Panama. Copa Airlines also has a non committed line of credit of $60.0 million with Bladex. These lines of credit have been put in place to bridge liquidity gaps and for other potential contingencies.
As of December 31, 2009 Copa Airlines has an outstanding balance of $20.0 million dollars with Bladex.
Litigation
We are plaintiffs in an action we filed against INFRAERO, Brazil’s airport operator, in October of 2003 challenging the legality of the Additional Airport Tariffs (Adicional das Tarifas Aeroportuárias, or ATAERO), which is a 50% surcharge imposed on all airlines which fly to Brazil.  Similar suits have been filed against INFRAERO by other major airline carriers. In our case, the court of first instance ruled in favor of INFRAERO and we have appealed the judgment.  During the pendency of the litigation, we continue to pay the amounts due ATAERO into an escrow account and as of December 31, 2009, the aggregate amount in such account totaled US$12 million.  In the event we receive a final unfavorable judgment, we will be required to release the escrowed fund to INFRAERO and will not be able to recover such amounts. We do not, however, expect the release of such amounts to have a material impact on our financial results.

COPA HOLDINGS, S. A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
16. Subsequent Events
Stock Grants
During first quarter of 2010, the Compensation Committee of the Company’s Board of Directors approved two (2) new awards. Awards were granted under these new plans for 55,758 shares of non-vested stock, which will vest over three (3) years. The Company estimates the fair value of these awards to be approximately $3.1 million and the 2010 compensation cost for these plans is $1.0 million.
Currency devaluation
On January 8, 2010, the Venezuelan government announced its decision to implement new fixed exchange rates effective Monday, January 11, 2010, which will result in a significant devaluation of the Bolivar against the U.S. dollar.
Since 2005 the official exchange rate had been fixed at VEB 2.15 per U.S. dollar, however, the new regime applies two official rates to different sectors of the economy. The first exchange rate, applicable to imported goods characterized as essential, will be VEB 2.60 per U.S. dollar, and the rate applicable to all other imported goods and services, including the aviation sector, will be VEB 4.30 per U.S. dollar. At this time we are uncertain how this devaluation will affect future demand for air travel in Venezuela and the results of our business.
In addition, we have significant cash balances in Bolivars subject to Venezuelan exchange controls. Since 2003, under the Venezuelan foreign exchange control regime, foreign companies are required to obtain Venezuelan government approval to exchange Bolivars into U.S. dollars at the fixed official exchange rate for the purpose of transferring funds out of Venezuela. Furthermore, since 2008 foreign companies with operations in Venezuela have experienced increasing delays in obtaining such government approvals. On January 27, 2010 the Venezuelan government announced that it would apply the exchange rate of VEB 2.60 per U.S. dollar to all authorization requests in process of approval by the Venezuela Central Bank through January 8, 2010. As a result, we estimate that the Company will incur losses related to the devaluation of these funds of approximately US$21 million, which will be recorded in the first quarter of 2010 in accordance with US GAAP.
Tax Reform
Law 8 of 2010 (the “Tax Reform”), which modifies material sections of the Panamanian Fiscal Code was approved and became effective on March 15, 2010. As a result of this reform, the airline industry will be subject to higher tax rates than it has paid in the past. We have not yet determined the exact impact of the new law, but we estimate, however, that we will benefit from certain tax credits in respect to taxes paid in foreign jurisdictions in 2010 and on a going-forward basis. We, therefore, anticipate that our effective tax rate for the immediate future will remain within the historical range of the past five years. As a result, we do not believe this tax reform is likely to have a material adverse effect on our financial position, results of operations and cash flows. Any future change in the Panamanian tax law increasing the taxes payable by us could have materially adverse effects on our business, financial condition and result of operations.

COPA HOLDINGS, S. A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
The following table illustrates the pro forma effect on net income and earnings per share for the year ended December 31, 2009 had we applied the Venezuelan Bolivar devaluation (in million, except per share data):

2009
Net income, as reported	$240.4
Losses related to the Venezuelan Bolivar devaluation	(21)

Net Income, pro forma	$219.4

Basic earnings per share:
As reported	$5.47
Pro forma	$5.00

Diluted earnings per share:
As reported	$5.47
Pro forma	$5.00
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

COPA HOLDINGS, S. A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Operating information for the Copa segment and the AeroRepública segment for the period ended December 31, 2009, 2008 and 2007 is as follow (in millions):

	2009	2008	2007

Operating Revenues:
Copa Segment	$1,024.5	$1,035.9	$806.2
AeroRepública segment	240.3	264.9	226.0
Elimnations	(11.7)	(12.1)	(4.9)

Consolidated	$1,253.1	$1,288.8	$1,027.3

Depreciation:
Copa Segment	$43.2	$38.1	$30.7
AeroRepública segment	3.9	4.8	4.6

Consolidated	$47.1	$42.9	$35.3

Aircraft Rentals:
Copa Segment	$26.0	$31.3	$27.8
AeroRepública segment	25.7	22.7	14.8
Elimnations	(5.2)	(11.0)	(4.0)

Consolidated	$46.5	$43.0	$38.6

Operating income:
Copa Segment	$214.3	$208.2	$171.7
AeroRepública segment	7.6	15.8	25.8
Adjustments	1.4

Consolidated	$223.3	$224.0	$197.5

Interest expense:
Copa Segment	$(29.4)	$(34.3)	$(33.8)
AeroRepública segment	(2.8)	(5.9)	(8.0)

Consolidated	$(32.2)	$(40.2)	$(41.8)

Interest income:
Copa Segment	$8.1	$10.5	$11.7
AeroRepública segment	1.1	0.6	0.5

Consolidated	$9.2	$11.1	$12.2

Income (loss) before income taxes:
Copa Segment	$254.8	$130.9	$165.6
AeroRepública segment	5.2	5.3	13.3

Consolidated	$260.0	$136.1	$178.9

Total Assets at End of Period:
Copa Segment	$1,919.0	$1,823.5	$1,546.6
AeroRepública segment	318.9	258.6	256.3
Elimnations	(146.5)	(127.8)	(95.6)

Consolidated	$2,091.4	$1,954.2	$1,707.3

Capital Expenditures:
Copa Segment	$200.5	$212.7	$250.5
AeroRepública segment	55.0	3.2	115.6

Consolidated	$255.5	$215.9	$366.1

COPA HOLDINGS, S. A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Information concerning operating revenue by principal geographic area for the period ended December 31 is as follow (in millions):

	2009	2008	2007
North America	$180.7	$186.1	$152.1
Central America and Caribbean	179.7	192.4	162.3
South America	717.0	710.3	573.6
Panama	175.7	200.0	139.3

Total operating revenue	$1,253.1	$1,288.8	$1,027.3

We attribute revenue among the geographical areas based upon point of sales. Our tangible assets and capital expenditures consist primarily of flight and related ground support equipment, which is mobile across geographic markets and, therefore, has not been allocated.

Schedule II — Valuation and Qualifying Accounts

	Balance at	Additions	Deductions
	Beginning of	Charged To	from	Balance at
Description	Year	Expense	Reserves	End of Year
	(in thousands)
2009
Allowance for Doubtful Accounts	$5,002	$2,017	$(2,073)	$4,947
Allowance for Obsolescence of Expendable Parts and Supplies	53	25	0	78

2008
Allowance for Doubtful Accounts	$8,157	$3,401	$(6,556)	$5,002
Allowance for Obsolescence of Expendable Parts and Supplies	35	18	0	53

2007
Allowance for Doubtful Accounts	$7,305	$4,276	$(3,424)	$8,157
Allowance for Obsolescence of Expendable Parts and Supplies	21	14	0	35

2006
Allowance for Doubtful Accounts	$4,911	$3,764	$(1,370)	$7,305
Allowance for Obsolescence of Expendable Parts and Supplies	9	12	0	21