Form 20-F
period 2010-12-31
Copa Holdings, S.A.
filed 2011-05-17
CIK 1345105

As filed with the Securities and Exchange Commission on May 17, 2011

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
FOR THE FISCAL YEAR ENDED DECEMBER 31, 2010
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
None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: At December 31, 2010, there were outstanding 43,594,523 shares of common stock, without par value, of which 32,655,398 were Class A shares and 10, 938,125 were Class B shares.
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
U.S. GAAP ☐ IFRS ☑ Other ☐
If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:
☐ Item 17 ☐ Item 18
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). ☐ Yes ☑ No

i

INTRODUCTION
In this annual report, we use the term “Copa Holdings” to refer to Copa Holdings, S.A., “Copa” or “Copa Airlines” to refer to Compañía Panameña de Aviación, S.A., a subsidiary of Copa Holdings, S.A., and “Copa Colombia” to refer to AeroRepública, S.A., a subsidiary of Copa Holdings, S.A. The terms “we,” “us” and “our” refer to Copa Holdings, S.A. together with its subsidiaries, except where the context requires otherwise. References to “Class A shares” refer to Class A shares of Copa Holdings, S.A.
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

ii

Presentation of Financial and Statistical Data
Included elsewhere in this annual report are our audited consolidated statement of financial position as of December 31, 2010 and 2009 and the related audited consolidated statements of income, changes in shareholders’ equity and cash flows for the years ended December 31, 2010 and 2009.
The Company’s consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”). These are the Company’s first consolidated financial statements prepared in accordance with IFRS and IFRS 1 First-time Adoption of International Financial Reporting Standards (“IFRS 1”) has been applied.
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

iii

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
Item 2. Offer Statistics and Expected Timetable
Not applicable.
Item 3. Key Information
A. Selected Financial Data
The following table presents summary consolidated financial and operating data for each of the periods indicated. Our consolidated financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”), issued by the International Accounting Standards Board (“IASB”) and are stated in U.S. dollars. These are our first consolidated financial statements prepared in accordance with IFRS and IFRS 1 First-time Adoption of International Financial Reporting Standards (“IFRS 1”) has been applied. You should read this information in conjunction with our consolidated financial statements included in this annual report and the information under “Item 5. Operating and Financial Review and Prospects” appearing elsewhere in this annual report.
The summary consolidated financial information as of for the years ended December 31, 2010 and 2009 has been derived from our audited consolidated financial statements included elsewhere in this annual report.

	Year Ended December 31, (in
	thousands of dollars, except share
	and per share data and operating
	data)
	2009	2010
INCOME STATEMENT DATA
Operating revenue:
Passenger revenue	$1,189,706	$1,338,581
Cargo, mail and other	66,370	76,225

Total operating revenues	1,256,076	1,414,806
Operating expenses:
Aircraft fuel	300,816	354,427
Salaries and benefits	157,045	178,845
Passenger servicing	125,150	133,718
Commissions	47,457	45,331
Reservations and sales	56,280	58,813
Maintenance, materials and repairs	55,720	62,229
Depreciation and amortization	50,876	62,962
Flight operations	60,873	70,648
Aircraft rentals	46,538	46,334
Landing fees and other rentals	33,628	40,320
Other	62,190	71,531
Special fleet charges(1)	19,417	0
Total operating expenses	1,015,990	1,125,158

Operating income	240,086	289,648

Non-operating income (expense):
Interest expense	(32,938)	(29,981)
Interest capitalized	693	0
Interest income	9,185	4,759
Other, net(2)	58,955	(4,403)

Total non-operating expenses, net	35,895	(29,625)

Income before income taxes	275,981	260,023
Provision for income taxes	26,894	18,966

Net income	249,087	241,057

	Year Ended December 31, (in
	thousands of dollars, except share
	and per share data and operating
	data)
	2009	2010
STATEMENT OF FINANCIAL POSITION DATA
Total cash, cash equivalents and short-term investments	$352,068	$402,603
Accounts receivable, net	80,791	89,387
Total current assets	503,022	594,383
Purchase deposits for flight equipment	198,697	205,972
Total property and equipment	1,480,172	1,772,528
Total assets	2,161,208	2,555,997
Long-term debt	750,971	888,681
Total shareholders’ equity	911,133	1,109,969
Capital stock	51,782	55,867

CASH FLOW DATA
Net cash provided by operating activities	$291,299	$292,801
Net cash used in investing activities	(160,314)	(445,432)
Net cash (used in) provided by financing activities	(87,849)	95,520

OTHER FINANCIAL DATA
EBITDA(3)	313,838	324,482
Aircraft rentals	46,538	46,334
Operating margin(4)	19.1%	20.5%
Weighted average shares used in computing net income per share (basic)	43,910,929	43,995,671
Weighted average shares used in computing net income per share (diluted)	43,910,929	43,995,671
Net income per share (basic)	$5.67	$5.48
Net income per share (diluted)	$5.67	$5.48
Dividends declared per share	$0.37	$1.09

OPERATING DATA
Revenue passengers carried(5)	7,182	7,998
Revenue passenger miles(6)	7,397	8,416
Available seat miles(7)	9,911	10,950
Load factor(8)	74.6%	76.9%
Break-even load factor(9)	55.3%	61.9%
Total block hours(10)	206,726	221,298
Average daily aircraft utilization(11)	10.1	10.16
Average passenger fare	167.0	168.8
Yield(12)	16.08	15.90
Passenger revenue per ASM(13)	12.00	12.22
Operating revenue per ASM(14)	12.67	12.92
Operating expenses per ASM (CASM)(15)	10.25	10.28
Departures	88,294	95,004
Average daily departures	241.9	260.3
Average number of aircraft	56.3	59.7
Airports served at period end	51	52

SEGMENT FINANCIAL DATA
Copa:
Operating revenue	1,013,136	1,163,993
Operating expenses	780,466	871,988
Depreciation and Amortization	46,691	55,208
Aircraft rentals	25,507	30,377
Interest expense	30,086	27,075
Interest capitalized	(693)	0
Interest income	(8,121)	(3,908)
Income before income tax	271,997	264,707
Total assets	1,984,358	2,386,169
Copa Colombia:
Operating revenue	254,685	269,974
Operating expenses	248,178	274,980
Depreciation and amortization	4,186	7,753
Aircraft rentals	26,187	27,199
Interest expense	2,852	2,906
Interest capitalized	0	0
Interest income	(1,064)	(851)
Income (loss) before income tax	4,120	(4,685)
Total assets	321,852	340,923

	Year Ended December 31, (in
	thousands of dollars, except share
	and per share data and operating
	data)
	2009	2010

SEGMENT OPERATING DATA
Copa:
Available seat miles(7)	8,319	9,228
Load factor(8)	76%	77.9%
Break-even load factor	51.9%	57.1%
Yield(12)	15.07	15.16
Operating revenue per ASM(14)	12.18	12.61
CASM(15)	9.38	9.45
Average stage length(17)	1,214	1,246
On time performance(18)	87.6%	90.6%
Copa Colombia:(19)
Available seat miles(8)	1,592	1,722
Load factor(9)	67.5%	71.1%
Breakeven load factor	67.6%	72.3%
Yield(13)	22.04	20.28
Operating revenue per ASM(15)	15.10	15.06
CASM(16)	14.62	15.30
Average stage length(18)	429	435
On time performance(19)	90.1%	86.9%

(1)
Represents expenses related to costs associated with terms negotiated for the early termination its MD-80 aircraft as a result of Copa Colombia’s transition to a more fuel efficient all Embraer-190 fleet in 2009.

(2)	Consists primarily of changes in the fair value of fuel derivative contracts and foreign exchange gains/losses.

(3)
EBITDA represents net income (loss) plus the sum of interest expense, income taxes, depreciation and amortization minus the sum of interest capitalized and interest income. EBITDA is presented as supplemental information because we believe it is a useful indicator of our operating performance and is useful in comparing our operating performance with other companies in the airline industry. However, EBITDA should not be considered in isolation, as a substitute for net income prepared in accordance with IFRS or as a measure of a company’s profitability. In addition, our calculation of EBITDA may not be comparable to other companies’ similarly titled measures. The following table presents a reconciliation of our net income to EBITDA for the specified periods:

	2009	2010

Net income	$249,087	$241,057
Interest expense	32,938	29,981
Income taxes	(9,185)	(4,759)
Depreciation	50,876	62,962

Subtotal	323,716	329,241

Interest capitalized	(693)	0
Interest income	(9,185)	(4,759)

EBITDA	313,838	324,482

Aircraft rentals represent a significant operating expense of our business. Because we leased several of our aircraft during the periods presented, we believe that when assessing our EBITDA you should also consider the impact of our aircraft rent expense.

(4)	Operating margin represents operating income divided by operating revenues.

(5)	Total number of paying passengers (including all passengers redeeming OnePass frequent flyer miles and other travel awards) flown on all flight segments, expressed in thousands.

(6)	Number of miles flown by scheduled revenue passengers, expressed in millions.

(7)	Aircraft seating capacity multiplied by the number of miles the seats are flown, expressed in millions.

(8)	Percentage of aircraft seating capacity that is actually utilized. Load factors are calculated by dividing revenue passenger miles by available seat miles.

(9)
Load factor that would have resulted in total revenues being equal to total expenses, excluding the effect of fuel derivative mark-to-market and special fleet charges, this figure would have been 54.0% in 2009 and 61.2 in 2010.

(10)	The number of hours from the time an airplane moves off the departure gate for a revenue flight until it is parked at the gate of the arrival airport.

(11)	Average number of block hours operated per day per aircraft for the total aircraft fleet.

(12)	Average amount (in cents) one passenger pays to fly one mile.

(13)	Passenger revenues (in cents) divided by the number of available seat miles.

(14)	Total operating revenues for passenger related costs (in cents) divided by the number of available seat miles.

(15)	Total operating expenses for passenger aircraft related costs (in cents) divided by the number of available seat miles.

(16)	Percentage of flights that arrive at the destination gate within fifteen minutes of scheduled arrival.

(17)	The average number of miles flown per flight.

(18)	Percentage of flights that depart within fifteen minutes of the scheduled departure time.

(19)
Has not historically distinguished between revenue passengers and non-revenue passengers. Revenue passenger information and other statistics derived from revenue passenger data for the year ended December 31, 2009 and 2010 has been derived from estimates that we believe to be materially accurate.

B. Capitalization and Indebtedness
Not applicable
C. Reasons for the Offer and Use of Proceeds
Not applicable
D. Risk Factors
Risks Relating to Our Company
Our failure to successfully implement our growth strategy may adversely affect our results of operations and harm the market value of our Class A shares.
We have grown rapidly over the past ten years. During the next several years we intend to continue to grow our business. We intend to grow our fleet, having recently signed leases for ten new Boeing 737-800 airplanes, five for delivery in 2011 and five during 2012. We also intend to expand our service to new markets and to increase the frequency of flights to the markets we currently serve. Achieving these goals is essential in order for our business to benefit from cost efficiencies resulting from economies of scale. We expect to have substantial cash needs as we expand, including cash required to fund aircraft purchases or aircraft deposits as we add to our fleet. We cannot assure you that we will have sufficient cash to fund such projects, and if we are unable to successfully expand our route system, our future revenue and earnings growth would be limited.
When we commence a new route, our load factors tend to be lower than those on our established routes and our advertising and other promotional costs tend to be higher, which may result in initial losses that could have a negative impact on our results of operations as well as require a substantial amount of cash to fund. We also periodically run special promotional fare campaigns, particularly in connection with the opening of new routes. Promotional fares may have the effect of increasing load factors while reducing our yield on such routes during the period that they are in effect. The number of markets we serve and our flight frequencies depend on our ability to identify the appropriate geographic markets upon which to focus and to gain suitable airport access and route approval in these markets. There can be no assurance that the new markets we enter will provide passenger traffic that is sufficient to make our operations in those new markets profitable. Any condition that would prevent or delay our access to key airports or routes, including limitations on the ability to process more passengers, the imposition of flight capacity restrictions, the inability to secure additional route rights under bilateral agreements or the inability to maintain our existing slots and banks and obtain additional slots and flight banks, could constrain the expansion of our operations.

The expansion of our business will also require additional skilled personnel, equipment and facilities. The inability to hire and retain skilled pilots and other personnel or secure the required equipment and facilities efficiently, cost-effectively, and on a timely basis, may adversely affect our ability to execute our growth strategy. In recent years, the airline industry has experienced a pilot shortage that has disproportionately affected smaller and regional carriers. Expansion of our markets and flight frequencies may also strain our existing management resources and operational, financial and management information systems to the point where they may no longer be adequate to support our operations, requiring us to make significant expenditures in these areas. In light of these factors, we cannot assure you that we will be able to successfully establish new markets or expand our existing markets, and our failure to do so could harm our business and results of operations, as well as the value of our Class A shares.
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
Additionally, a significant portion of our revenues is derived from discretionary and leisure travel which are especially sensitive to economic downturns. An adverse economic environment, such as the one triggered by the 2008 global financial crisis, could result in a reduction in passenger traffic, and leisure travel in particular, as well as a reduction in our cargo business, and could also impact our ability to raise fares, which in turn would materially and negatively affect our financial condition and results of operations.
The cost of refinancing our debt and obtaining additional financing for new aircraft has increased and may continue to increase.
We currently finance our aircraft through bank loans and operating leases. In the past, we have been able to obtain lease or debt financing on terms attractive to us. We have obtained most of the financing for our Boeing aircraft purchases from commercial financial institutions utilizing guarantees provided by the Export-Import Bank of the United States. The Export-Import Bank provides guarantees to companies that purchase goods from U.S. companies for export, enabling them to obtain financing at substantially lower interest rates as compared to those that they could obtain without a guarantee. The Export-Import Bank does not provide similar guarantees in connection with financing for our aircraft purchases from Embraer since those aircraft are not exports from the United States. At December 31, 2010, we had $547.1 million of outstanding indebtedness that is owed to financial institutions under financing arrangements guaranteed by the Export-Import Bank. We cannot predict whether the Export-Import Bank’s credit support will continue to be available to us to fund future purchases of Boeing aircraft. The Export-Import Bank may in the future limit its exposure to Panama-based companies, to our airline or to airlines generally, or may encourage us to diversify our credit sources by limiting future guarantees.
Similarly, we cannot assure you that we will be able to continue to raise financing from past sources, or from other sources, on terms comparable to our existing financing or at all. The recent turmoil in the financial markets, for example, tightened the availability of credit and increased the cost of obtaining lease or debt financing. If the cost of such financing increases or we are unable to obtain such financing, we may be forced to incur higher than anticipated financing costs, which could have an adverse impact on the execution of our growth strategy and business.

We are dependent on our alliance with United Continental Holdings and cannot assure you that it will continue.
We have maintained a broad commercial and marketing alliance with Continental Airlines, Inc., or Continental, for the past 12 years. This alliance allowed us to enhance our network and, in some cases, offer our customers services that we could not otherwise offer. Our alliance with Continental has provided us with support in negotiations for aircraft purchases, insurance and fuel purchases, sharing of “best practices” and engineering support in our maintenance operations, and significant other intangible support. This support has assisted us in our growth strategy, while also improving our operational performance and the quality of our service. On October 1, 2010, Continental merged with United Airlines and became a wholly-owned subsidiary of United Continental Holdings, Inc. (“UAL”). Although the airlines continue to operate separately until the integration is complete, all of the benefits from our previous alliance with Continental have been recognized by UAL.
If UAL were to experience severe financial difficulties or go bankrupt, our alliance and service agreements may be terminated or we may not realize the anticipated benefits from our relationship with UAL. In addition, high fuel costs, slowdowns in the global capital markets, industry competition and terrorism or other international hostilities may all affect UAL’s profitability. We cannot assure you that UAL will be able to sustain its profitability, and as a result, we may be materially and adversely affected by a deterioration of UAL’s financial condition.
Our alliance relationship with Continental was the subject of a grant of antitrust immunity from the U.S. Department of Transportation, or DOT. If our relationship with UAL, however, were deemed unable to benefit from a grant of antitrust immunity, our business, financial condition and results of operations would likely be materially and adversely affected. There are currently appeals pending challenging the merger of Continental and United Airlines in the U.S. District Court for the Northern District of California. We cannot assure you that these challenges will be unsuccessful.
In addition, if our alliance with UAL or our service agreements were terminated, our business, financial condition and results of operations would likely be materially and adversely affected. The loss of Copa’s codesharing relationship with UAL would likely result in a significant decrease in our revenues. We also rely on UAL’s OnePass frequent flyer program that we participate in globally and on a co-branded basis in Latin America, and our business may be adversely affected if the OnePass program does not remain a competitive marketing program. In addition, our competitors may benefit from alliances with other airlines that are more extensive than our alliance with UAL. We cannot predict the extent to which we will be disadvantaged by competing alliances. Our relationship with suppliers depends in part on our alliance with UAL.
We have decided to change our global airlines alliance, which could involve significant transition and integration risks.
During 2008, Continental Airlines announced its intention to leave the SkyTeam Alliance and join the Star Alliance, effective the fourth quarter of 2009. Due to our long-standing alliance relationship with Continental, and in order to ensure we remain fully aligned with Continental on a number of important joint initiatives, we also exited the SkyTeam Alliance during the fourth quarter of 2009. As a result, we are currently not affiliated with any global airline alliance. In November 2010, Copa and Star Alliance jointly announced Copa’s intention to join Star Alliance. Copa is currently in the process of complying with the requirements to join,with a target entry date into Star Alliance of April 30, 2012. The process of joining an alliance like the Star Alliance involves execution risks, including potential delays due to lack of applicable approvals or difficulty in satisfying entrance requirements. In particular, we may be required to execute bilateral agreements with members and integrate our technology processes. Delays in joining Star Alliance or our inability to comply with these requirements could result in additional costs and anticipated benefits may not be realized, which could have a material adverse effect on our business, results of operations and financial condition.

We operate using a hub-and-spoke model and are vulnerable to competitors offering direct flights between destinations we serve.
The structure of our flight operations follows what is known in the airline industry as a “hub-and-spoke” model. This model aggregates passengers by operating flights from a number of “spoke” origins to a central hub through which they are transported to their final destinations. In recent years, many traditional hub-and-spoke operators have faced significant and increasing competitive pressure from low-cost, point-to-point carriers on routes with sufficient demand to sustain point-to-point service. A point-to-point structure enables airlines to focus on the most profitable, high-demand routes and to offer greater convenience and, in many instances, lower fares. As demand for air travel in Latin America increases, some of our competitors have initiated non-stop service between destinations that we currently serve through our hub in Panama. Non-stop service, which bypasses our hub in Panama is more convenient and possibly less expensive, than our connecting service and could significantly decrease demand for our service to those destinations. We believe that competition from point-to-point carriers will be directed towards the largest markets that we serve and such competition is likely to continue at this level or intensify in the future. As a result, the effect of such competition on us could be significant and could have a material adverse effect on our business, financial condition and results of operations.
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
At the present time, Corporación de Inverstiones Aereas, S.A., or CIASA, a Panamanian entity, is the record owner of all of our Class B voting shares, representing approximately 25.1% of our total share capital and all of the voting power of our capital stock.
On November 25, 2005, the Executive Branch of the Government of Panama promulgated a decree stating that the “substantial ownership” and “effective control” requirements of the Aviation Act are met if a Panamanian citizen or a Panamanian company is the record holder of shares representing 51% or more of the voting power of the company. Although the decree has the force of law for so long as it remains in effect, it does not supersede the Aviation Act, and it can be modified or superseded at any time by a future Executive Branch decree. Additionally, the decree has no binding effect on regulatory authorities of other countries whose bilateral agreements impose Panamanian ownership and control limitations on us. We cannot assure you that the decree will not be challenged, modified or superseded in the future, that CIASA will continue to own a majority of the Class B shares, or that record ownership of a majority of our Class B shares by Panamanian entities will be sufficient to satisfy the “substantial ownership” requirement of the Aviation Act and the decree. A change in the ownership of the Class B shares or a determination by the Panamanian Civil Aviation Authority (the Autoridad de Aeronáutica Civil), which we refer to as the AAC, or a Panamanian court that “substantial” Panamanian ownership should be determined on the basis of our direct and indirect ownership, could cause us to lose our license to operate our airline in Panama. Likewise, if a foreign regulatory authority were to determine that our direct or indirect Panamanian ownership fails to satisfy the minimum Panamanian ownership requirements for a Panamanian carrier under the applicable bilateral agreement; we may lose the benefit of that agreement and be prohibited from flying to the relevant country or over its territory. Any such determination would have a material adverse effect on our business, financial condition and results of operations, as well as on the value of the Class A shares.

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
We are also subject to international bilateral air transport agreements that provide for the exchange of air traffic rights between each of Panama and Colombia, and various other countries, and we must obtain permission from the applicable foreign governments to provide service to foreign destinations. There can be no assurance that existing bilateral agreements between the countries in which our airline operating companies are based and foreign governments will continue, or that we will be able to obtain more route rights under those agreements to accommodate our future expansion plans. A modification, suspension or revocation of one or more bilateral agreements could have a material adverse effect on our business, financial condition and results of operations. The suspension of our permits to operate to certain airports or destinations, the cancellation of any of our provisional routes or the imposition of other sanctions could also have a material adverse effect. Due to the nature of bilateral agreements, we can fly to many destinations only from Panama and to certain destinations only from Colombia. We cannot assure you that a change in a foreign government’s administration of current laws and regulations or the adoption of new laws and regulations will not have a material adverse effect on our business, financial condition and results of operations.
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
Our business is heavily dependent on our operations at our hub at Panama City’s Tocumen International Airport. Substantially all of our Copa flights either depart from or arrive at our hub. Our growth strategy is therefore, at least in part, dependent on the completion of the expansion of Tocumen International Airport expected to be completed in September 2011. We cannot assure you that this expansion will be fully implemented in 2011, and thus cannot assure you that our expansion will be implemented with the speed we have anticipated.
In addition, the hub-and-spoke structure of our operations is particularly dependent on the on-time arrival of tightly coordinated groupings of flights (or banks) to ensure that passengers can make timely connections to continuing flights. Like other airlines, we are subject to delays caused by factors beyond our control, including air traffic congestion at airports, adverse weather conditions and increased security measures. Delays inconvenience passengers, reduce aircraft utilization and increase costs, all of which in turn negatively affect our profitability. In addition, at its current utilization level, Tocumen International Airport has limited fuel storage capacity. In the event there is a disruption in the transport of fuel to the airport, we may be forced to suspend flights until the fuel tanks can be refueled. A significant interruption or disruption in service or fuel at Tocumen International Airport could have a serious impact on our business, financial condition and operating results.
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
The airline business is characterized by high leverage, and we have a high level of indebtedness. We also have significant expenditures in connection with our operating leases and facility rental costs, and substantially all of our property and equipment is pledged to secure indebtedness. For the year ended December 31, 2010, our interest expense and aircraft and facility rental expense under operating leases aggregated $95.4 million. At December 31, 2010, approximately 61% of our total indebtedness bore interest at fixed rates, and a small portion of our lease obligations was determined with reference to LIBOR. Accordingly, our financing and rent expense will not decrease significantly if market interest rates decline.
As of December 31, 2010, we had firm commitments to purchase 42 Boeing 737-Next Generation, with an aggregate manufacturer’s list price of approximately $3.7 billion. We will require substantial capital from external sources to meet our future financial commitments. In addition, the acquisition and financing of these aircraft will likely result in a substantial increase in our leverage and fixed financing costs. A high degree of leverage and fixed payment obligations could:
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
In addition, several of our aircraft financing agreements require us to maintain compliance with specified financial ratios and other financial and operating tests. For example, our access to certain borrowings under our aircraft financing arrangements is conditioned upon our maintenance of minimum debt service coverage and capitalization ratios. See “Item 5 Operating and Financial Review and Prospects—Liquidity and Capital Resources.” Complying with these covenants may cause us to take actions that make it more difficult to execute successfully our business strategy, and we may face competition from companies not subject to such restrictions. Moreover, our failure to comply with these covenants could result in an event of default or refusal by our creditors to extend certain of our loans.
If we fail to successfully take delivery of or reliably operate new aircraft, our business could be harmed.
In 2011, we expect to take delivery of ten Boeing 737-800 and we expect to continue to incorporate new aircraft into our fleet. The decision to incorporate new aircraft is based on a variety of factors, including the implementation of our growth strategy. Acquisition of new aircraft involves a variety of risks relating to its ability to be successfully placed into service including:
•	manufacturer’s delays in meeting the agreed upon aircraft delivery schedule;

•	difficulties in obtaining financing on acceptable terms to complete our purchase of all of the aircraft we have committed to purchase; and
•	the inability of new aircraft and their components to comply with agreed upon specifications and performance standards.
In addition, our fleet includes 26 Embraer 190 aircraft, which is a relatively new aircraft to the industry. Technical issues with our Embraer 190 aircraft would increase our maintenance expenses, and we cannot predict the reliability of the Embraer aircraft as the aircraft matures.
If we fail to successfully take delivery of or reliably operate new aircraft, our business, financial condition and results of operations could be harmed.
If we were to determine that our aircraft, rotable parts or inventory were impaired, it would have a significant adverse effect on our operating results.
If there is objective evidence that an impairment loss on long-lived assets carried at amortized cost has been incurred, the amount of the impairment loss is measured as the difference between the asset’s carrying amount and the higher of its fair value less cost to sell and its value in use, defined as the present value of estimated future cash flows (excluding future expected credit losses that have not been incurred) discounted at the asset’s risk adjusted interest rate. The carrying amount of the asset is reduced and the loss is recorded in the consolidated statement of income. In addition to the fact that the value of our fleet declines as it ages, any potential excess capacity in the airline industry, airline bankruptcies and other factors beyond our control may further contribute to the decline of the fair market value of our aircraft and related rotable parts and inventory. If such impairment does occur, we would be required under IFRS to write down these assets through a charge to earnings. A significant charge to earnings would adversely affect our financial condition and operating results. In addition, the interest rates on and the availability of certain of our aircraft financing loans are tied to the value of the aircraft securing the loans. If those values were to decrease substantially, our interest rates may rise or the lenders under those loans may cease extending credit to us, either of which could have an adverse impact on our financial condition and results of operations.
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
Moreover, any aircraft accident or incident, even if fully insured, could cause the public to perceive us as less safe or reliable than other airlines which could harm our business and results of operations. The Copa brand name and our corporate reputation are important and valuable assets. Adverse publicity (whether or not justified) could tarnish our reputation and reduce the value of our brand. Adverse perceptions of the types of aircraft that we operate arising from safety concerns or other problems, whether real or perceived, or in the event of an accident involving those types of aircraft could significantly harm our business as the public may avoid flying our aircrafts. In addition, as a result of the rebranding of AeroRepública to Copa Colombia, issues related to, and perceptions of, Copa Colombia may negatively impact our brand and affect our business or profitability.
Fluctuations in foreign exchange rates could negatively affect our net income.
In 2010, approximately 66.7% of our expenses and 42.0% of our revenues were denominated in U.S. dollars. The remainder of our expenses and revenues were denominated in the currencies of the various countries to which we fly, with the largest non-dollar amount denominated in Colombian Pesos due to our volume of business in Colombia. If any of these currencies decline in value against the U.S. dollar, our revenues, expressed in U.S. dollars, and our operating margin would be adversely affected. We may not be able to adjust our fares denominated in other currencies to offset any increases in U.S. dollar-denominated expenses, increases in interest expense or exchange losses on fixed obligations or indebtedness denominated in foreign currency. We currently have hedges in place with respect to some of our U.S. dollar / Colombian Peso exposure.
We are also exposed to exchange rate losses, as well as gains, due to the fluctuation in the value of local currencies vis-à-vis the U.S. dollar during the period of time between the time we are paid in local currencies and the time we are able to repatriate the revenues in U.S. dollars. Although in most countries to which we fly this period is typically between one and two weeks, in Venezuela, foreign companies, including airlines, have experienced increasing delays for approvals by the Venezuelan government to repatriate funds. We have significant cash balances in Bolivar Fuerte subject to Venezuelan exchange controls. In recent periods, we have experienced up to a nine month delay in repatriating funds. On January 8, 2010, the Venezuelan government announced its decision to implement new fixed exchange rates effective January 11, 2010, which resulted in a significant devaluation of the Bolivar Fuerte against the U.S. dollar. As a result, we incurred losses of approximately $19.7 million. Given the uncertainty with respect to the exchange control regime in Venezuela, we continue to be exposed in respect of our cash balance in Venezuelan Bolivar Fuertes should there be a further devaluation of the Bolivar Fuerte
Our maintenance costs will increase as our fleet ages.
The average age of our fleet was approximately 4.8 years as of December 31, 2010. In recent years, our average fleet age has decreased significantly, mainly as a result of our fleet renewal program. Historically, we have incurred low levels of maintenance expenses relative to the size of our fleet because most of the parts on our aircraft are covered under multi-year warranties. As our fleet ages, these warranties expire and the mileage on each aircraft increases, our maintenance costs may increase significantly, both on an absolute basis and as a percentage of our operating expenses.

If we enter into a prolonged dispute with any of our employees, many of whom are represented by unions, or if we are required to increase substantially the salaries or benefits of our employees, it may have an adverse impact on our operations and financial condition.
Approximately 54% of the Company’s employees belong to a labor union. There are currently five unions covering our Copa employees based in Panama: the pilots union (UNPAC); the flight attendants’ union (SIPANAB); the mechanics’ union (SITECMAP); the traffic attendants’ union (UGETRACO); and a generalized union (SIELAS), which represents ground personnel, messengers, drivers, counter agents, and other non-executive administrative staff. Copa entered into collective bargaining agreements with its mechanics union in April 2009, its general union in July 2008, its pilot union in November 2007 and its flight attendants union in March 2010. Collective bargaining agreements in Panama are typically between three and four year terms. Recently, Copa closed the negotiation of a final statement of alleged violations submitted by UNPAC. In such negotiations, UNCAP also agreed to schedule the negotiations for the new collective bargaining agreements for September 2011. Negotiations with generalized union (SIELAS) are expected to take place in September 2013. In the event such negotiations do not lead to a mutually satisfactory resolution, the government may require us to enter into arbitration proceedings and agree to terms that are less favorable to us than our existing agreement. In the event the government does not mandate arbitration, these negotiations may result in a prolonged dispute with our pilots. We also have union contracts with Copa employees in Brazil. Copa Colombia is a party to collective bargaining agreements that cover all of Copa Colombia’s pilots, co-pilots, and flight attendants. A strike, work interruption or stoppage or any prolonged dispute with our employees who are represented by any of these unions could have an adverse impact on our operations. These risks are typically exacerbated during periods of renegotiation with the unions. Any renegotiated collective bargaining agreement could feature significant wage increases and a consequent increase in our operating expenses. Employees outside of Panama that are not currently members of unions may also form new unions that may seek further wage increases or benefits.
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
In 2010, approximately 52% of our revenues were derived from tickets sold by travel agents or tour operators. We cannot assure you that we will be able to maintain favorable relationships with these ticket sellers. Our revenues could be adversely impacted if travel agents or tour operators elect to favor other airlines or to disfavor us. Our relationship with travel agents and tour operators may be affected by:
•	the size of commissions offered by other airlines;
•	changes in our arrangements with other distributors of airline tickets; and
•	the introduction and growth of new methods of selling tickets.
We rely on third parties to provide our customers and us with facilities and services that are integral to our business.
We have entered into agreements with third-party contractors to provide certain facilities and services required for our operations, such as heavy aircraft and engine maintenance; call center services; catering, ground handling, cargo and baggage handling, or “below the wing” aircraft services. For example, at airports other than Tocumen International Airport, most of our “below the wing” aircraft services are performed by third party contractors. Overhaul maintenance and “C-checks” are handled by contractors in the United States and Costa Rica, and some line maintenance is handled at certain airports by contract workers rather than our employees. Substantially all of our agreements with third-party contractors are subject to termination on short notice. The loss or expiration of these agreements or our inability to renew these agreements or to negotiate new agreements with other providers at comparable rates could harm our business and results of operations. Further, our reliance on third parties to provide reliable equipment or essential services on our behalf gives us less control over the costs, efficiency, timeliness and quality of our service. A contractor’s negligence could compromise our aircraft or endanger passengers and crew. This could also have a material adverse effect on our business. We expect to be dependent on such agreements for the foreseeable future and if we enter any new market, we will need to have similar agreements in place.

We depend on a limited number of suppliers.
We are subject to the risks of having a limited number of suppliers for our aircraft and engines. One of the elements of our business strategy is to save costs by operating a simplified aircraft fleet. Copa currently operates the Boeing 737-700/800 Next Generation aircraft powered by CFM 56-7B engines from CFM International and the Embraer 190, powered by General Electric CF 34-10 engines. Copa Colombia currently operates the Embraer 190, powered by General Electric CF 34-10 engines. We currently intend to continue to rely exclusively on these aircraft for the foreseeable future. If any of Boeing, Embraer, CFM International or GE Engines were unable to perform their contractual obligations, or if we are unable to acquire or lease new aircraft or engines from aircraft or engine manufacturers or lessors on acceptable terms, we would have to find another supplier for a similar type of aircraft or engine.
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
We also depend on limited suppliers with respect to supplies obtained locally, such as our fuel supply. These local suppliers may not be able to maintain the pace of our growth and our requirements may exceed their capabilities, which may adversely affect our ability to execute our growth strategy.
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
We currently operate approximately five daily departures to and from Cuba which provide passenger, cargo and mail transportation service. For the year ended December 31, 2010, our transported passengers to and from Cuba represented approximately 4.8% of our total passengers carried. Our operating revenues from Cuban operations during the year ended December 30, 2010 represented approximately 6.6% of our total consolidated operating revenues for such year. Our assets located in Cuba are insignificant.
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
We compete with a number of other airlines that currently serve some of the routes on which we operate, including American Airlines, Delta Air Lines, Aero-México, Avianca-Taca and Aires. Alliances, bankruptcy restructurings and industry consolidations characterize the airline industry and tend to intensify competition. In recent years, several air carriers have sought to reorganize, including certain of our competitors, such as Avianca-Taca and Delta, and have benefited from lower operating costs and fare discounting in order to maintain cash flows and to enhance continued customer loyalty. In addition, since 2008, the airline industry has experienced increased consolidation and changes in international alliances, both of which have altered and will continue to alter the competitive landscape in the industry by resulting in the formation of airlines and alliances with increased financial resources, more extensive global networks and altered cost structures. Although we intend to compete vigorously and maintain our strong competitive position in the industry, Avianca-Taca and Aires represent a significant portion of the domestic market in Colombia and have access to greater resources as a result of their recent combinations. It is therefore likely that Copa Colombia will face stronger competition in the future than it has in recent years, and its prior results may not be indicative of its future performance.
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
Traditional hub-and-spoke carriers in the United States and Europe continue to face substantial and increasing competitive pressure from low-cost carriers offering discounted fares. The low-cost carriers’ operations are typically characterized by point-to-point route networks focusing on the highest demand city pairs, high aircraft utilization, single class service and fewer in-flight amenities. As evidenced by the operations of Gol Intelligent Airlines or Gol, which continues to grow both in Brazil as well as in other South American countries, Spirit, which serves Latin America from Fort Lauderdale, JetBlue, which flies from Orlando to Bogota, San José, San Juan, Santo Domingo, and Bahamas; Aires (recently acquired by LAN), which recently has expanded aggressively in the domestic Colombian market and introduced flights between Bogota and Fort Lauderdale, and a number of low-cost carriers which operate within Mexico, among others, the low-cost carrier business model appears to be gaining acceptance in the Latin American aviation industry. As a result, we may face new and substantial competition from low-cost carriers in the future which could result in significant and lasting downward pressure on the fares we charge for flights on our routes.
Significant changes or extended periods of high fuel costs or fuel supply disruptions could materially affect our operating results.
Fuel costs constitute a significant portion of our total operating expenses, representing approximately 29.6% of operating expenses in 2009 and 31.5% in 2010. Jet fuel costs have been subject to wide fluctuations as a result of increases in demand, sudden disruptions in and other concerns about global supply, as well as market speculation. Fuel prices reached record levels during the middle of 2008, decreased substantially in 2009, and then began to increase once again in 2010. Both the cost and availability of fuel are subject to many economic, political, weather, environmental and other factors and events occurring throughout the world that we can neither control nor accurately predict, including international political and economic circumstances such as the political instability in major oil-exporting countries in Latin America, Africa and Asia. If a future fuel supply shortage were to arise as a result of production curtailments by the Organization of the Petroleum Exporting Countries, or OPEC, a disruption of oil imports, supply disruptions resulting from severe weather or natural disasters, the continued unrest in Iraq, other conflicts in the Middle East or otherwise, higher fuel prices or further reductions of scheduled airline services could result. We cannot assure you that we would be able to offset any increases in the price of fuel by increasing our fares.
We routinely enter into derivative contracts for a portion of our fuel needs to protect against rising fuel costs, although in recent periods, we have entered into such arrangements on a much more selective basis. These agreements provide only limited protection against increases in the price of fuel or our counterparties’ inability to perform under the agreement, can be less effective during volatile market conditions and may be unavailable to us in the event of a deterioration in our financial condition. Because of the large volume of jet fuel that we consume in our business, entering into derivative contracts for any substantial portion of our future projected fuel requirements is costly. Fuel prices are likely to increase above their current levels and may do so in the near future, which could materially and negatively affect our operating results. Conversely, declines in fuel prices may increase the costs associated with our fuel hedging arrangements to the extent we have entered into swaps or collars. Swaps and put options sold as part of a collar obligate us to make payments to the counterparty upon settlement of the contracts if the price of the commodity hedged falls below the agreed upon amount. Historically, declining crude oil prices have resulted in our being required to post significant amounts of collateral to cover potential amounts owed with respect to swap and collar contracts that have not yet settled. Additionally, lower fuel prices may result in lower fares through the reduction or elimination of fuel surcharges.

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
Copa Colombia’s results of operations are highly sensitive to macroeconomic and political conditions prevailing in Colombia, which have been highly volatile and unstable in recent decades. Although the state of affairs in Colombia has been steadily improving since 2002 political unrest and instability in Colombia could resume, which could adversely affect Copa Colombia’s financial condition and results of operations. The threat of terrorist attacks could impose additional costs on us, including enhanced security to protect our aircraft, facilities and personnel against possible attacks as well as increased insurance premiums. As a result, we may encounter significant unanticipated problems at Copa Colombia, which could have a material adverse effect on our consolidated financial condition and results of operations.

According to International Monetary Fund estimates, the Panamanian and Colombian economies are expected to grow by 6.2% and 4.7%, respectively, in 2011 as measured by their GDP, however, if either economy experiences a sustained recession, or significant political disruptions, our business, financial condition and results of operations could be materially and negatively affected.
Any increase in the taxes we or our shareholders pay in Panama or the other countries where we do business could adversely affect the value of our Class A shares.
We cannot assure you that we will continue to pay taxes at the current rate. Our provision for income taxes was $26.9 million and $18.9 million in the years ended December 31, 2009 and 2010, which represented an effective income tax rate of 9.7% and 7.3% for the respective periods. We are subject to local tax regulations in each of the jurisdictions where we operate, the great majority of which are related to the taxation of income. In some of the countries to which we fly, we do not pay any income taxes, because we do not generate income under the laws of those countries either because they do not have income tax or because of treaties or other arrangements those countries have with Panama. In the remaining countries, we pay income tax at a rate ranging from 25% to 34% of income. Different countries calculate income in different ways, but they are typically derived from sales in the applicable country multiplied by our net margin or by a presumed net margin set by the relevant tax legislation. The determination of our taxable income in certain countries is based on a combination of revenues sourced to each particular country and the allocation of expenses of our operations to that particular country. The methodology for multinational transportation company sourcing of revenue and expense is not always specifically prescribed in the relevant tax regulations, and therefore is subject to interpretation by both us and the respective taxing authorities. Additionally, in some countries, the applicability of certain regulations governing non-income taxes and the determination of our filing status are also subject to interpretation. We cannot estimate the amount, if any, of potential tax liabilities that might result if the allocations, interpretations and filing positions used by us in our tax returns were challenged by the taxing authorities of one or more countries. If taxes were to increase, our financial performance and results of operations could be materially and adversely affected. Due to the competitive revenue environment, many increases in fees and taxes have been absorbed by the airline industry rather than being passed on to the passenger. Any such increases in our fees and taxes may reduce demand for air travel and thus our revenues.
As of 2010, the Panamanian tax code for the airline industry was amended, tax is now based on net income earned for traffic whose origin or destination is the Republic of Panama. The applicable tax rate for 2010 was 27.5%. For 2011 and going forward, the applicable tax rate will be 25.0%. Dividends from our Panamanian subsidiaries, including Copa, are separately subject to a 10% percent withholding tax on the portion attributable to Panamanian sourced income and a 5% withholding tax on the portion attributable to foreign sourced income. Additionally, a 7% value added tax is levied on tickets issued in Panama for travel commencing in Panama and going abroad, irrespective of where such tickets were ordered.
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
All of our Class B shares, representing approximately 25.1% of the economic interest in Copa Holdings and all of the voting power of our capital stock, are owned by CIASA. CIASA is in turn controlled by a group of Panamanian investors. In order to comply with the Panamanian Aviation Act, as amended and interpreted to date, we have amended our organizational documents to modify our share capital so that CIASA will continue to exercise voting control of Copa Holdings. CIASA will not be able to transfer its voting control unless control of our company will remain with Panamanian nationals. CIASA will maintain voting control of the company so long as CIASA continues to own a majority of our Class B shares and the Class B shares continue to represent more than 10% of our total share capital (excluding newly issued shares sold with the approval of our independent directors committee). Even after CIASA ceases to own the majority of the voting power of our capital stock, CIASA may continue to control our Board of Directors indirectly through its control of our Nominating and Corporate Governance Committee. As the controlling shareholder, CIASA may direct us to take actions that could be contrary to your interests and under certain circumstances CIASA will be able to prevent other shareholders, including you, from blocking these actions. Also, CIASA may prevent change of control transactions that might otherwise provide you with an opportunity to dispose of or realize a premium on your investment in our Class A shares.
The Class A shares will only be permitted to vote in very limited circumstances and may never have full voting rights.
The holders of Class A shares have no right to vote at our shareholders’ meetings except with respect to corporate transformations of Copa Holdings, mergers, consolidations or spin-offs of Copa Holdings, changes of corporate purpose, voluntary delistings of the Class A shares from the NYSE, the approval of nominations of our independent directors and amendments to the foregoing provisions that adversely affect the rights and privileges of any Class A shares. The holders of Class B shares have the power, subject to our supplemental agreement with UAL, to elect the Board of Directors and to determine the outcome of all other matters to be decided by a vote of shareholders. Class A shares will not have full voting rights unless the Class B shares represent less than 10% of our total capital stock (excluding newly issued shares sold with the approval of our independent directors committee). See “Item 10B. Memorandum and Articles of Association—Description of Capital Stock.” We cannot assure you that the Class A shares will ever carry full voting rights.

Substantial future sales of our Class A shares by CIASA could cause the price of the Class A shares to decrease.
CIASA owns all of our Class B shares, and those Class B shares will be converted into Class A shares if they are sold to non-Panamanian investors. In connection with our initial public offering in December 2005, Continental and CIASA reduced their ownership of our total capital stock from 49% to approximately 27.3% and from 51% to approximately 25.1.2%, respectively. In a follow-on offering in June 2006, Continental further reduced its ownership of our total capital stock from 27.3% to 10.0%. In May 2008, we, and CIASA, released Continental from its standstill obligations and they sold down their remaining shares in the public market. CIASA holds registration rights with respect to a significant portion of its shares pursuant to a registration rights agreement entered into in connection with our initial public offering. In March 2010, CIASA converted a portion of its Class B shares into 1.6 million non-voting Class A shares and sold such Class A shares in a SEC registered public offering. In the event CIASA seeks to reduce its ownership below 10% of our total share capital, our independent directors may decide to issue special voting shares solely to Panamanian nationals to maintain the ownership requirements mandated by the Panamanian Aviation Act. As a result, the market price of our Class A shares could drop significantly if CIASA further reduces its investment in us, other significant holders of our shares sell a significant number of shares or if the market perceives CIASA or other significant holders intend to sell them.
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
Our Class A shares are listed on the NYSE. During the three months ended December 31, 2010, the average daily trading volume for our Class A shares as reported by the NYSE was approximately 253,567 shares. We cannot predict whether an active liquid public trading market for our Class A shares will be sustained. Active, liquid trading markets generally result in lower price volatility and more efficient execution of buy and sell orders for our investors. The liquidity of a securities market is often affected by the volume of shares publicly held by unrelated parties.
Our Board of Directors may, in its discretion, amend or repeal our dividend policy. You may not receive the level of dividends provided for in the dividend policy or any dividends at all.
Our Board of Directors has adopted a dividend policy that provides for the payment of dividends to shareholders in an amount ranging from 20% to 30% of our annual consolidated net income. Our Board of Directors may, in its sole discretion and for any reason, amend or repeal this dividend policy. On May 4, 2011, for example, our Board of Directors amended the dividend policy to increase the level of dividends to its current range. Our Board of Directors may decrease the level of dividends provided for in this dividend policy or entirely discontinue the payment of dividends. Future dividends with respect to shares of our common stock, if any, will depend on, among other things, our results of operations, cash requirements, financial condition, contractual restrictions, business opportunities, provisions of applicable law and other factors that our Board of Directors may deem relevant. See “Item 8A. Consolidated Financial Statements and Other Financial Information—Dividend Policy.”
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
On May 6, 1998, Copa Holdings, the holding company for Copa and related companies was incorporated as a sociedad anónima under the laws of Panama to facilitate the sale by CIASA of a 49% stake in Copa Holdings to Continental Airlines. In connection with Continental Airlines’ investment, we entered into an extensive alliance agreement with Continental Airlines providing for code-sharing, joint marketing, technical exchanges and other cooperative initiatives between the airlines. At the time of our initial public offering in December 2005, Continental Airlines reduced its ownership of our total capital stock from 49% to approximately 27.3%. In a follow-on offering in June 2006, Continental Airlines further reduced its ownership of our total capital stock from 27.3% to 10.0%. In May 2008,Continental Airlines sold its remaining shares in the public market. In March 2010, CIASA sold 4.2% of its interest and as of December 31, 2010 held 25.1% of our total capital stock.
Since 1998, we have grown and modernized our fleet while improving customer service and reliability. Copa has expanded its fleet from 13 aircraft to 47 aircraft. In 1999, we received our first Boeing 737-700s, in 2003 we received our first Boeing 737-800s, and in 2005 we received our first Embraer 190. In the first quarter of 2005, we completed our fleet renovation program and discontinued use of our last Boeing 737-200s. During the second quarter of 2005, we purchased Copa Colombia, the third -largest domestic air carrier in Colombia in terms of number of passengers carried during 2010. Since 2005, we have expanded from 24 destinations in 18 countries to 46 destinations in 25 countries. We plan to continue our expansion, which includes increasing our fleet, over the next several years.
Our principal executive offices are located at Boulevard Costa del Este, Avenida Principal y Avenida de la Rotonda, Urbanización Costa del Este, Complejo Business Park, Torre Norte, Parque Lefevre, Panama City, Panama and our telephone number is +507 304-2677. The website of Copa is www.copaair.com. Copa Colombia maintains a website at www.aerorepublica.com. Information contained on, or accessible through, these websites is not incorporated by reference herein and shall not be considered part of this annual report. Our agent for service in the United States is Puglisi & Associates, 850 Library Avenue, Suite 204, Newark, Delaware 19715, and its telephone number is (302) 738-6680.
Capital Expenditures
During 2010, our capital expenditures were $348.7 million, which consisted primarily of expenditures related to our purchase of three Boeing 737-800 aircraft, as well as to expenditures related to advance payments on aircraft purchase contracts. During 2009, our capital expenditures were $211.5 million, which consisted primarily of expenditures related to our purchase of one Boeing 737-800 aircraft, as well as to expenditures related to advance payments on aircraft purchase contracts.

B. Business Overview
We are a leading Latin American provider of airline passenger and cargo service through our two principal operating subsidiaries, Copa and Copa Colombia. Copa operates from its strategically located position in the Republic of Panama, and Copa Colombia provides service primarily within Colombia complemented by international flights from various cities in Colombia to Panama, Venezuela, Ecuador, México, Cuba, Guatemala and Costa Rica. We currently operate a fleet of 63 aircraft, 37 Boeing 737-Next Generation aircraft and 26 Embraer 190 aircraft. To meet its growing capacity requirements, Copa has firm orders, including purchase and lease commitments, to accept delivery of 56 additional aircraft through 2017 and has purchase rights and options that, if exercised, would allow it to accept delivery of up to 22 additional aircraft through 2018.
Copa’s firm orders, including purchase and lease commitments, are for 56 additional Boeing 737-Next Generation aircraft, and its purchase rights and options are for up to sixteen Boeing 737-Next Generation aircraft and up to six Embraer 190s.
Copa currently offers approximately 166 daily scheduled flights among 46 destinations in 25 countries in North, Central and South America and the Caribbean from its Panama City hub. Copa provides passengers with access to flights to more than 107 other destinations through codeshare arrangements with UAL pursuant to which each airline places its name and flight designation code on the other’s flights. Through its Panama City hub, Copa is able to consolidate passenger traffic from multiple points to serve each destination effectively.
Copa started its strategic alliance with Continental, in 1998. Since then, it has conducted joint marketing and code-sharing arrangements, and participated in the award-winning OnePass frequent flyer loyalty program globally and on a co-branded basis in Latin America. We believe that Copa’s co-branding and joint marketing activities which today continue with UAL have enhanced its brand in Latin America, and that the relationship with UAL has afforded it cost-related benefits, such as improving purchasing power in negotiations with aircraft vendors and insurers. Copa’s alliance and related services agreements with UAL are in effect until 2015.
In 2007, Copa joined the SkyTeam global alliance as an Associate Member, in part due to the support and sponsorship of UAL. Continental left the SkyTeam Alliance and joined the Star Alliance effective the fourth quarter of 2009. Due to the long-standing alliance relationship with Continental, and in order to ensure Copa remains fully aligned with Continental on a number of important joint initiatives, Copa also exited the SkyTeam Alliance during the fourth quarter of 2009. In 2010, Continental merged with United Airlines. The combined carrier will take the United Airlines name but will use Continental’s logo. All of the service and alliance agreements we had in place with Continental have been transferred to the combined UAL entity. We are currently in the process of joining Star Alliance.
During the second quarter of 2005, we purchased AeroRepública, now known as Copa Colombia, the second-largest domestic carrier in Colombia in terms of number of passengers carried in 2005, which at the time provided point-to-point service among 11 cities in Colombia. Copa Colombia currently operates a fleet of 14 Embraer 190 and 2 Boeing 737-Next Generation. As part of its fleet expansion plan, Copa Colombia has options to purchase up to three additional Embraer 190 aircraft through 2013.
Since January 2001, we have grown significantly and have established a track record of consistent profitability. Our total operating revenues have increased from $290.4 million in 2001 to $1.4 billion in 2010 while our operating margins have also increased from 8.6% to 20.5% over the same period.
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

•
We focus on keeping our operating costs low. In recent years, our low operating costs and efficiency have contributed significantly to our profitability. Our operating cost per available seat mile, excluding costs for fuel and fleet impairment charges, was 7.36 in 2009 and 7.52 in 2010. We believe that our cost per available seat mile reflects our modern fleet, efficient operations and the competitive cost of labor in Panama.

•
We operate a modern fleet. Our fleet consists of modern Boeing 737-Next Generation and Embraer 190 aircraft equipped with winglets and other modern cost-saving and safety features. Over the next several years, we intend to enhance our modern fleet through the addition of at least 56 additional Boeing 737-Next Generation aircraft. We believe that our modern fleet contributes to our on-time performance and high completion factor (percentage of scheduled flights not cancelled). We expect our Boeing 737-700s, 737-800s and Embraer 190s to continue offering substantial operational cost advantages.

•
We believe Copa has a strong brand and a reputation for quality service. We believe that the Copa brand is associated with value to passengers, providing world-class service and competitive pricing. For the year ended December 31, 2010, Copa Airlines’ statistic for on-time performance was 90.6% and completion factor was 99.61%. Additionally, Copa Colombia’s statistics for on-time performance was 85.85% and completion factor was 99.54%. Baggage handling for Copa was 2.06 mishandled bags per 1000 passengers. Our focus on customer service has helped to build passenger loyalty. We believe that our brand has also been enhanced through our relationship with UAL, including our joint marketing of the OnePass loyalty program in Latin America, the similarity of our aircraft livery and aircraft interiors and our participation in UAL’s President’s Club lounge program.

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

•
Capitalize on opportunities at Copa Colombia. We are seeking to enhance Copa Colombia’s profitability through a variety of initiatives, including, expanding its international routes, capitalizing on aircraft interchange with Copa, further integrating its route network with Copa’s and improving overall efficiency.

Copa Colombia
On April 22, 2005, we acquired an initial 85.6% equity ownership interest in Copa Colombia which was followed by subsequent acquisitions increasing our total ownership interest in Copa Colombia to 99.9% as of December 31, 2010. Copa Colombia is the third largest passenger air carrier in Colombia in terms of revenue, with a market share of approximately 14.7% of the domestic traffic on principal routes in 2010 and approximately 1,536 employees.
Our goal is to achieve growth at Copa Colombia, particularly in the business travelers segment. We believe that Copa’s operational coordination with Copa Colombia may create additional passenger traffic in our existing route network by providing Colombian passengers more convenient access to the international destinations served through our Panama hub.
We have centralized certain administrative functions common to Copa and Copa Colombia. We have also implemented e-ticketing at Copa Colombia, and since the first quarter of 2006, Copa Colombia participates in the OnePass frequent flyer loyalty program.
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
According to data from the International Air Transport Association, or IATA, Latin America comprised approximately 7.4% of worldwide passengers flown in 2009, or 107 million passengers.
The Central American aviation market is dominated by international traffic. According to data from IATA, international traffic represented more than 84% of passengers carried and 92% of passenger miles flown in Central America in 2009. International passenger traffic is concentrated between North America and Central America. This segment represented 88% of international passengers flown in Central America in 2009, compared to 5% for passengers flown between Central America and South America and 8% for passengers flown between Central American countries. Total passengers flown on international flights in Central America drop by 6.1% in 2009, and load factors on international flights to and from Central America were 70% on average.

Domestic traffic and traffic within Central American countries represented approximately 16% of passengers carried and 8% of passenger miles flown in 2009. Average load factors on domestic flights and flights within Central America were 72.6% in 2009. The chart below details passenger traffic in 2009.

	2009 IATA Traffic Results(1)
	Passengers		Passenger
	Carried		Miles
	(Thousands)	Change (%)	(Millions)	Change (%)	ASMs (Million)	Change (%)	Load Factor

International Scheduled Service

North America — Central America	31,860	-5.1%	51,186	4.6%	67,242	6.0%	76.1%

North America — South America	10,985	1.9%	32,199	-0.2%	41,610	0.0%	77.4%

Central America — South America	1,692	-16.5%	3,327	-3.1%	5,011	2.6%	66.4%

Within Central America	2,741	-10.1%	1,500	-6.0%	2,263	-7.3%	66.3%

Within South America	13,068	5.1%	11,968	-6.5%	16,583	8.7%	72.2%

Domestic Scheduled Service

Central America	7,101	-21.6%	4,735	-15.5%	6,526	-18.6%	72.6%

South America	39,543	3.7%	22,757	8.5%	33,602	12.55	67.7%

(1)	IATA passenger traffic data is not yet available for 2010.
Panama serves as a hub for connecting passenger traffic between major markets in North, South, and Central America and the Caribbean. Accordingly, passenger traffic to and from Panama is significantly influenced by economic growth in surrounding regions. Major passenger traffic markets in North, South and Central America experienced growth in their GDP in 2010. In 2010, real GDP increased by 6.2% in Panama and by 4.7% in Colombia, according to the International Monetary Fund’s estimates for 2010.

	GDP		GDP per Capita
	2010 GDP		2010 GDP per Capita
	Current Prices	2010 Real GDP	Current Prices
	(US$bn)	(% Growth)	(US$)
Brazil	2,023	7.5%	10,470
Argentina	351	7.4%	8,662
Chile	199	5.0%	11,587
Mexico	1,004	4.9%	9,243
Colombia	283	4.7%	6,220
Panama	27	6.2%	7,712
USA	14,624	2.6%	47,131

Source:	International Monetary Fund, World Economic Outlook Database, October 2010; estimated GDP growth calculated in local currency

Panama has benefited from a stable economy with moderate inflation and steady GDP growth. According to International Monetary Fund estimates, from 1999 to 2010 Panama’s real GDP grew at an average annual rate of 5.7% while inflation averaged 2.4% per year. The service sector represents approximately 75% of total real GDP in Panama, a higher percentage of GDP than the service sector represents in most other Latin American countries. The World Bank currently estimates Panama’s population to be approximately 3.5 million in 2010, with the majority of the population concentrated in Panama City, where our hub at Tocumen International Airport is located. We believe the combination of a stable, service-oriented economy and steady population growth has helped drive our domestic origin and destination passenger traffic.
Domestic travel within Panama primarily consists of individuals visiting families as well as domestic and foreign tourist visiting the countryside. Most of this travel is done via ground transportation, and its main flow is to and from Panama City, where most of the economic activity and population is concentrated. Demand for domestic air travel is growing and relates primarily to leisure travel from foreign and local tourist. The market is served primarily by two local airlines, Air Panama and Aeroperlas, which operate a fleet primarily consisting of turbo prop aircraft generally with less than 50 seats. These airlines offer limited international service and operate in the domestic terminal of Panama City, which is located 30 minutes by car from Tocumen International Airport.
Colombia is the third largest country in Latin America in terms of population, with a population of approximately 45.0 million in 2010 according to the International Monetary Fund, and has a land area of approximately 440,000 square miles. Colombia’s GDP was approximately $283 billion in 2010, and per capita income was approximately $6.2 thousand (current prices) according to the International Monetary Fund. Colombia’s geography is marked by the Andean mountains and an inadequate road and rail infrastructure, making air travel a convenient and attractive transportation alternative. Colombia shares a border with Panama, and for historic, cultural and business reasons it represents a significant market for many Panamanian businesses.
Route Network and Schedules
Copa
As of December 31, 2010, Copa provided regularly scheduled flights to 46 cities in North, Central and South America and the Caribbean. Substantially all of our Copa flights operate through our hub in Panama which allows us to transport passengers and cargo among a large number of destinations with service that is more frequent than if each route were served directly.
We believe our hub-and-spoke model is the most efficient way for us to operate our business since most of the origination/destination city pairs we serve do not generate sufficient traffic to justify a point-to-point service. Also, since we serve many countries, it would be very difficult to obtain the bilateral route rights necessary to operate a competitive point-to-point system.
We schedule four banks of flights during the day, with flights timed to arrive at the hub at approximately the same time and to depart a short time later. We are currently in the process of adding two more banks per day to increase efficiency in the use of Hub infrastructure in addition to providing more time of day choices to passengers.
As a part of our strategic relationship with UAL, Copa provides flights through code-sharing arrangements to over 107 other destinations. Copa also provides flights through its code-sharing arrangements with Copa Colombia, KLM, Gol, Aeroméxico and Gulfstream International Airlines.

In 2007, Copa joined the SkyTeam global alliance as an Associate Member, in part due to the support and sponsorship of Continental. Continental Airlines left the SkyTeam Alliance and joined the Star Alliance effective the fourth quarter of 2009. Due to the long-standing alliance relationship with Continental, and in order to ensure Copa remains fully aligned with Continental on a number of important joint initiatives, Copa also exited the SkyTeam Alliance during the fourth quarter of 2009. We are currently in the process of joining Star Alliance, in which UAL is a member.
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
Revenue by Region

	Year Ended December 31,
Region	2009	2010
North America(1)	15.2%	15.1%
South America	58.5%	55.0%
Central America(2)	19.5%	23.4%
Caribbean(3)	6.8%	6.5%

(1)	The United States, Canada and Mexico.

(2)	Includes Panama.

(3)	Cuba, Dominican Republic, Haiti, Jamaica, Puerto Rico, Trinidad and Tobago
Copa Colombia
Copa Colombia currently provides scheduled service to the following cities in Colombia, Panama, Venezuela, Ecuador, Costa Rica, Guatemala, Mexico and Cuba:

Date Service
Destinations Served	Commenced
Barranquilla	Jun 1995
Bogotá	Jun 1993
Bucaramanga	May 1995
Cali	Jun 1993
Caracas, Venezuela	May 2008
Cartagena	Jun 1993
Cúcuta	Nov 2005
Leticia	Nov 1993
Medellín	Oct 1994
Montería	Jul 1994
Panama City, Panama	Dec 2005
Pereira	Mar 2003
San Andrés	Jun 1993
Santa Marta	Jun 1993
Quito, Ecuador	Dec 2009
Guatemala, Guatemala	Ago 2010
Guayaquil, Ecuador	Mar 2010
Havana, Cuba	Dec 2010
México D.F., México	Oct 2010
San José, Costa Rica	Jun 2010
Cancún, México	Dec 2010

In addition to the destinations described above, Copa Colombia has periodically operated charter flights to: Havana, Cuba; Punta Cana, Dominican Republic and Cancun Mexico.
Since its acquisition, Copa Colombia has been granted the authorization to fly regular services to Panama City from Bogota, Cali, Medellín, Bucaramanga, Pereira, Barranquilla and Cartagena, Colombia. As a result, Copa Colombia has been operating four daily flights to Panama City from Bogota, three from Medellin, and three from Cali; four frequencies per week from Bucaramanga, Pereira and Cartagena, and five from Barranquilla. Copa Colombia has also been operating four frequencies per week from Medellin to Caracas and one daily frequency from Bogota to Quito.
During 2010, Copa Colombia launched service to six additional international destinations: Guayaquil, Ecuador with four frequencies per week; San José, Costa Rica with six frequencies per week; Guatemala, Guatemala with five frequencies per week; Mexico City, Mexico with daily flights; and Havana, Cuba and Cancun, Mexico with one frequency per week. Copa Colombia was also granted authorization to fly to San Juan, Puerto Rico, Managua, Nicaragua and San Pedro Sula, Honduras via Panama, as well as to Mexico City, Mexico from Medellin and to Cucuta, Colombia via Panama.
In addition to code-sharing with Copa, Copa Colombia is leveraging Copa’s technology and relationships to increase international traffic with other international carriers. Colombia has open-skies agreements with the Andean Pact (Comunidad Andina) nations of Bolivia, Ecuador and Peru.
Airline Operations
Passenger Operations
Passenger revenue accounted for approximately $1,090 million in 2010, and $953 million in 2009, representing 93.7% and 94.1% respectively, of Copa’s total revenues, all earned from international routes. Leisure traffic, which makes up close to half of Copa’s total traffic, tends to coincide with holidays, school vacations and cultural events and peaks in July and August and again in December and January. Despite these seasonal variations, Copa’s overall traffic pattern is relatively stable due to the constant influx of business travelers. Approximately half of Copa passengers regard Panama City as their destination or origination point, and most of the remaining passengers pass through Panama City in transit to other points on our route network.
Passenger revenue accounted for approximately $248.2 in 2010, $236.7 million in 2009, representing 92.0% and 92.9%,respectively, of Copa Colombia’s total revenues. The majority of Copa Colombia’s customers are leisure travelers and travelers visiting friends and family, and traffic is heaviest during the vacation months of July, August and the holiday season in December.
Cargo Operations
In addition to our passenger service, we make efficient use of extra capacity in the belly of our aircraft by carrying cargo. Our cargo operations consist principally of freight service. Copa’s cargo business generated a gain of approximately $35.6 million in 2009 and $40.7 million in 2010, representing 3.5% in both years, of Copa’s operating revenues. We primarily move our cargo in the belly of our aircraft, however, we also wet-lease and charter freighter capacity when necessary to meet our cargo customers’ needs.
Pricing and Revenue Management
Copa has designed its fare structure to balance its load factors and yields in a way that it believes will maximize profits on its flights. Copa also maintains revenue management policies and procedures that are intended to maximize total revenues, while remaining generally competitive with those of our major competitors. Copa uses Airmax, the revenue management software designed by Sabre.

Copa charges more for tickets on higher-demand routes, tickets purchased on short notice and other itineraries suggesting a passenger would be willing to pay a premium. This represents strong value to Copa`s business customer, who need more flexibility with their flight plan. The number of seats Copa offers at each fare level in each market results from a continual process of analysis and forecasting. Past booking history, seasonality, the effects of competition and current booking trends are used to forecast demand. Current fares and knowledge of upcoming events at destinations that will affect traffic volumes are included in Copa’s forecasting model to arrive at optimal seat allocations for its fares on specific routes. Copa uses a combination of approaches, taking into account yields, flight load factors and effects on load factors of continuing traffic, depending on the characteristics of the markets served, to arrive at a strategy for achieving the best possible revenue per available seat mile, balancing the average fare charged against the corresponding effect on our load factors.
Relationship with UAL
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
In May 1998, Copa Airlines and Continental entered into a comprehensive alliance agreement, encompassing a broad array of activities such as Copa’s participation in Continental’s frequent flyer programs and VIP lounge; as well as agreements in other areas, such as trademarks. These agreements were initially signed for a period of ten years. In November 2005, Copa and Continental amended and restated these agreements and extended their term through the year 2015.
On October 1, 2010, Continental merged with United Airlines and became a wholly-owned subsidiary of UAL. Although the airlines continue to operate separately until the integration is complete, all of the benefits from our previous alliance with Continental have been recognized by UAL in respect of the new entity, UAL.
As a result of our alliance, we have benefited from Continental’s expertise and experience over the past decade. Copa has, for example, fully adopted Continental’s OnePass frequent flyer program and rolled out a co-branded joint product in much of Latin America, enabling us to develop brand loyalty among our travelers. The co-branding of the OnePass loyalty programs has helped to leverage the brand recognition that Continental already enjoyed across Latin America and enables the two airlines to compete more effectively against regional competitors such as Avianca-Taca and the Oneworld alliance represented by American Airlines and LAN Airlines. We also share Continental’s Sceptre inventory management software, which allows Copa to pool spare parts with the larger airline and to rely on Continental to provide engineering support for maintenance projects. We have also been able to take advantage of Continental’s purchasing power and negotiate more competitive rates for spare parts and third-party maintenance work. In addition to the Sceptre system, we have implemented several important information technology systems, such as the “SHARES” computer reservation system in an effort to maintain commonality with Continental.
Building on the existing track-record of successful alliance accomplishments, Copa has integrated, where appropriate, Copa Colombia in aspects of the existing alliance cooperation, beginning with Copa Colombia’s participation in the OnePass frequent flyer loyalty program.
Our alliance relationship with Continental has enjoyed a grant of antitrust immunity from the US Department of Transportation, or DOT. We are pleased to note that the DOT has issued a “route transfer order” document whereby the existing antitrust immunity grant between Continental and Copa Airlines is now in effect between UAL and Copa Airlines.
In 2007, Copa joined the SkyTeam global alliance as an Associate Member, in part due to the support and sponsorship of Continental. Continental left the SkyTeam Alliance and joined the Star Alliance effective the fourth quarter of 2009. Due to the long-standing alliance relationship with Continental, and in order to ensure Copa remains fully aligned with Continental on a number of important joint initiatives, Copa also exited the SkyTeam Alliance during the fourth quarter of 2009. We are currently in the process of joining Star Alliance, in which UAL is a member.

Sales, Marketing and Distribution
Copa
Sales and Distribution. Approximately 69% of sales during 2010 were completed through travel agents and other airlines while approximately 31% were direct sales via our city ticket offices (CTOs), call centers, airport counters or website. Travel agents receive base commissions, not including back-end incentive payments, ranging from 0% to 6% depending on the country. The weighted average rate for these commissions during 2010 was 2.54%. In recent years, base commissions have decreased significantly in most markets as more efficient back-end incentive programs have been implemented to reward selected travel agencies that exceed their sales targets.
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
Copa has a sales and marketing network consisting of 141 domestic and international ticket offices, including airport and city ticket offices located in Panama and Colombia. Copa has 36 CTOs co-branded with UAL. During the year ended December 31, 2010, approximately 14% and 4% of its sales were booked through its ticket counters and call center, respectively.
The call center that operates Copa’s reservations and sales services handles calls from Panama as well as most other countries to which Copa flies. Such centralization has resulted in a significant increase in telephone sales as it efficiently allowed for improvements in service levels such as 24-hour-a-day, 7-days-a-week service, in three different languages.
We encourage the use of direct Internet bookings by our customers because it is our most efficient distribution channel. In the third quarter of 2009, Copa introduced a new booking engine in order to offer more functionality to customers and further reduce distribution costs; 10.9% of its 2010 sales were made via the website. Copa’s goal is to channel more of its total sales through the website.
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
Copa Colombia
Copa Colombia successfully implemented the OnePass frequent flyer program in March 2006. Copa Colombia also implemented e-ticket in January 2006 and e-ticket interline with Copa and Amadeus during the second quarter of 2006, complementing its call center, city ticket offices and airport ticket offices. In February 2007, Copa Colombia was brought into Copa’s SHARES reservations and check-in platform providing significant benefits in terms of costs and functionality.

Competition
We face considerable competition throughout our route network. Overall airline industry profit margins are low and industry earnings are volatile. Airlines compete in the areas of pricing, scheduling (frequency and flight times), on-time performance, frequent flyer programs and other services. Alliances, bankruptcy restructurings and industry consolidations characterize the airline industry and tend to intensify competition.
Copa competes with a number of other airlines that currently serve the routes on which we operate, including international air carriers such as American Airlines, Delta Air Lines; and regional air carrier such as Aero-México, Avianca-Taca and Aires and “low cost carriers” such as Gol. In order to remain competitive, we must constantly react to changes in prices and services offered by our competitors.
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
Traditional hub-and-spoke carriers in the United States and Europe have in recent years faced substantial and increasing competitive pressure from low-cost carriers offering discounted fares. The low-cost carriers’ operations are typically characterized by point-to-point route networks focusing on the highest demand city pairs, high aircraft utilization, single class service and fewer in-flight amenities. As evidenced by the operations of competitors in Brazil and other South American countries and several new low-cost carriers which have recently launched service, the “low-cost carrier” business model appears to be gaining acceptance in the Latin American aviation industry, and we may face new and substantial competition from low-cost carriers in the future.
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
Aircraft
Copa Airlines
As of December 31, 2010, Copa operated a fleet consisting of 47 aircraft, including 18 Boeing 737-700 Next Generation aircraft, 17 Boeing 737-800 Next Generation aircraft and 12 Embraer 190 aircraft. As of December 31, 2010, Copa had firm orders, including purchase and lease commitments, for 56 additional Boeing 737-Next Generation aircraft. Copa also has options for an additional three Embraer 190s and purchase rights and options for an additional sixteen Boeing 737-Next Generation aircraft.

The current composition of the Copa fleet as of December 31, 2010 is more fully described below:

				Average
				Term
				of Lease	Average
	Number of Aircraft			Remaining	Age	Seating
	Total	Owned	Leased	(Years)	(Years)	Capacity

Boeing 737-700	18	14	4	2.3	8.3	124
Boeing 737-800	17	14	3	4.7	2.5	160
Embraer 190	12	12	—	—	3.7	94

Total	47	40	7	3.3	5.0	—
We expect our Copa fleet to continue to center on the Boeing 737-700/800 model. The table below describes the expected size of our Copa fleet at the end of each year set forth below, assuming delivery of all aircraft for which we currently have firm orders but not taking into account any aircraft for which we have purchase rights and options:

Aircraft Type	2011	2012	2013	2014	2015
737-700(1)	18	16	16	12	12
737-800(2)	17	39	46	50	58
Embraer 190	12	12	12	12	9

Total Fleet	47	67	74	74	79

(1)	Assumes the return of leased aircraft upon expiration of lease contracts.

(2)	We have the flexibility to choose between the Boeing 737-700 and the Boeing 737-800 aircraft for most of the 737-700 aircraft deliveries.
The Boeing 737-Next Generation aircraft currently in our Copa fleet are fuel-efficient and suit our operations well for the following reasons:
•	They have simplified maintenance procedures.
•	They require just one type of standardized training for our crews.
•	They have one of the lowest operating costs in their class.
Our focus on profitable operations means that we periodically review our fleet composition. As a result, our fleet composition changes over time when we conclude that adding other types of aircraft will help us achieve this goal. The introduction of any new type of aircraft to our fleet is only done if, after careful consideration, we determine that such a step will improve our profitability. In line with this philosophy, after conducting a careful cost-benefit analysis, we added the Embraer 190 aircraft because its combination of smaller size and highly efficient operating characteristics made it the ideal aircraft to serve new mid-sized markets and to increase frequency to existing destinations. The Embraer 190 incorporates advanced design features, such as integrated avionics, fly-by-wire flight controls, and CF34-10 engines made by General Electric. The Embraer E190 has a range of approximately 2,000 nautical miles enabling it to fly to a wide range of destinations from short-haul to certain medium-haul destinations. We have configured Copa’s Embraer aircraft with a business class section similar to the business class section we have on our Boeing 737-Next Generation aircraft.

Through several special purpose vehicles, we currently have beneficial ownership of 40 of our aircraft, including 12 Embraer 190s. In addition, we lease four of our Boeing 737-700s and three of our Boeing 737-800s under long-term operating lease agreements that have an average remaining term of 3.3 years. Leasing some of our aircraft provides us with flexibility to change our fleet composition if we consider it to be in our best interests to do so. We make monthly rental payments, some of which are based on floating rates, but are not required to make termination payments at the end of the lease. Currently, we do not have purchase options in any of our lease agreements. Under our operating lease agreements, we are required in some cases to maintain maintenance reserve accounts and in other cases to make supplemental rent payments at the end of the lease that are calculated with reference to the aircrafts’ maintenance schedule. In either case, we must return the aircraft in the agreed upon condition at the end of the lease term. Title to the aircraft remains with the lessor. We are responsible for the maintenance, servicing, insurance, repair and overhaul of the aircraft during the term of the lease.
To better serve the growing number of business travelers, we introduced business class (Clase Ejecutiva) in November of 1998. Our business class service features twelve luxury seats in the Boeing 737-700s with a 38-inch pitch, upgraded meal service, special check-in desks, bonus mileage for full-fare business class passengers and access to VIP lounges. Our Boeing 737-800s are currently configured with 14 business class seats. In 2010, we reconfigured our Boeing 737-800 aircraft by adding two additional business class seats and three additional economy seats, increasing the total number of seats from 155 to 160. Our Embraer 190s have 10 business class seats in a three abreast configuration and 38-inch pitch.
Each of our Boeing 737-Next Generation aircraft is powered by two CFM International Model CFM 56-7B engines. Each of our Embraer 190 aircraft is powered by two CF34-10 engines made by General Electric. We currently have eleven spare engines for service replacements and for periodic rotation through our fleet.
Copa Colombia
As of December 31, 2010, Copa Colombia’s operated a fleet of 2 leased Boeing 737-700, seven owned Embraer 190 and seven leased Embraer 190, with an average age of 4.1 years. Copa Colombia’s fleet consists of Boeing 737-700’s, which have a capacity of 124 seats and Embraer 190’s, which have a capacity of 106 seats. Copa Colombia has options to purchase up to three additional Embraer 190 aircraft through 2013.
Maintenance
Copa
The maintenance performed on our Copa aircraft can be divided into two general categories: line and heavy maintenance. Line maintenance consists of routine, scheduled maintenance checks on our aircraft, including pre-flight, daily and overnight checks, “A-checks” and any diagnostics and routine repairs. Copa’s line maintenance is performed by Copa’s own technicians at our base in Panama and at stations outside Panama by Copa employees or third-party contractors. Heavy maintenance consists of more complex inspections and overhauls, including “C-checks,” and servicing of the aircraft that cannot be accomplished during an overnight visit. Maintenance checks are performed as defined by the aircraft manufacturer. These checks are based on the number of hours or calendar months flown. We have contract with certified outside maintenance providers, such as COOPESA,which is certified as an authorized repair station by the FAA and the AAC, for heavy aircraft maintenance services. Copa also has an exclusive long-term contract with GE Engines whereby they will perform maintenance on all of its CFM-56 engines. There were 13 heavy maintenance events in 2010. When possible, Copa attempts to schedule heavy maintenance during its lower-demand seasons in order to maximize productive use of its aircraft.
Copa employs over 252 maintenance professionals, including engineers, supervisors, technicians and mechanics, who perform maintenance in accordance with maintenance programs that are established by the manufacturer and approved and certified by international aviation authorities. Every mechanic is trained in factory procedures and goes through our own rigorous in-house training program. Every mechanic is licensed by the AAC and approximately 34 of our mechanics are also licensed by the FAA. Copa’s safety and maintenance procedures are reviewed and periodically audited by the aircraft manufacturer, the AAC, the FAA, IATA and, to a lesser extent, every foreign country to which its flies. Copa’s maintenance facility at Tocumen International Airport has been certified by the FAA as an approved repair station, and twice a year the FAA inspects its facilities to validate and renew the certification. Copa’s aircraft are initially covered by warranties that have a term of four years, resulting in lower maintenance expenses during the period of coverage. All of Copa’s mechanics are trained to perform line maintenance on both the Boeing 737-Next Generation and Embraer 190s aircraft.

Copa Colombia
Line maintenance for Copa Colombia’s aircraft is primarily performed by Copa Colombia’s in-house maintenance staff, while C-checks on its fleet are performed by FAA certified third-party aviation maintenance companies. All of Copa Colombia’s maintenance and safety procedures are performed according to Boeing standards (certified by the FAA), and certified by the Aeronautica Civil of Colombia and BVQi, the institute that issues ISO (International Organization for Standardization) quality certificates. All of Copa Colombia’s maintenance personnel are licensed by the Aeronautica Civil of Colombia. In December 2007, Copa Colombia received its IATA Operational Safety Audit (IOSA) compliance certification.
Safety
We place a high priority on providing safe and reliable air service. Copa has uniform safety standards and safety-related training programs that cover all of its operations. In particular, Copa periodically evaluates the skills, experience and safety records of its pilots in order to maintain strict control over the quality of its pilot crews. All of Copa’s pilots participate in training programs, some of which are sponsored by aircraft manufacturers, and all are required to undergo recurrent training two times per year. We have a full time program of Flight Data Analysis (FDA) wherein the flight data from every Copa flight is analyzed for safety or technical anomalies. During 2007, Copa successfully completed its second security certification IOSA.
On July 17, 2007, one of our Copa Colombia Embraer 190s overran a wet runway at Santa Marta, Colombia. As a result of this incident, six people suffered minor injuries and the aircraft sustained damages that caused its permanent removal from service
The FAA periodically audits the aviation regulatory authorities of other countries. As a result of their investigation, each country is given an International Aviation Safety Assessment, or IASA, rating. Panama is currently rated as “Category 1”, which indicates a strong level of confidence in the safety regulation of the AAC.
Airport Facilities
We believe that our hub at Panama City’s Tocumen International Airport (PTY) is an excellent base of operations for the following reasons:
•
Panama’s consistently temperate climate is ideal for airport operations. For example, in recent years Tocumen was closed and unavailable for flight operations for a total of less than two hours per year on average

•
Tocumen is the only airport in Central America with two operational runways. Also unlike some other regional airports, consistent modernization and growth of our hub has kept pace with our needs. Tocumen airport is currently in the process of completing phase 2 of an expansion project which is scheduled for September 2011, and there is ample room for further expansion.

•
Panama’s central and sea level location provides a very efficient base to operate our narrow body fleet, efficiently serving short and long-haul destinations in Central, North and South America, as well as the Caribbean.

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
We worked closely with the airport’s management and consulted with the IATA infrastructure group to provide plans and guidance for Phase I of an airport expansion that provided eight new gate positions with jet bridges, six new remote parking positions, expanded retail areas and improved the baggage-handling facilities. The government authorized $70 million to cover the costs of this expansion. Work on Phase I was completed in the third quarter of 2006. Phase II of the expansion which will add 12 additional jet bridge gates is expected to be completed in September 2011.
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
We lease a variety of facilities at Tocumen, including our maintenance hangar and our operations facilities in the airport terminal. From our System Operations Control Center located within our corporate headquarters building, we dispatch, track and direct our aircraft throughout the hemisphere and respond to operational contingencies as necessary. We generally cooperate with the airport authority to modify the lease terms as necessary to account for capital improvements and expansion plans. Currently, our elite passengers have access to a President’s Club at the airport, which is jointly operated with UAL. The President’s Club was recently expanded to approximately one and half times its current size, utilizing space made available during the recent expansion of the terminal.
Fuel
Fuel costs are extremely volatile, as they are subject to many global economic, geopolitical, weather, environmental and other factors that we can neither control nor accurately predict. Due to its inherent volatility, aircraft fuel has historically been our most unpredictable unit cost. The global economy has experienced increase demand for oil coupled with limited refinery capacity and instability in oil-exporting countries has led to a rapid increase in prices.

	Aircraft Fuel Data
	2009	2010
Copa Segment
Average price per gallon of jet fuel into plane (excluding hedge) (in U.S. dollars)	$1.84	$2.35
Gallons consumed (in thousands)	112,401	120,913
Available seat miles (in millions)	8,319	9,228
Gallons per ASM (in hundredths)	1.35	1.31
Copa Colombia(1)
Average price per gallon of jet fuel into plane (excluding hedge) (in U.S. dollars)	$1.97	$2.53
Gallons consumed (in thousands)	25,617	27,668
Available seat miles (in millions)	1,592	1,722
Gallons per ASM (in hundredths)	1.61	1.61

From 2005 to 2010, the average price of West Texas Intermediate crude oil, a benchmark widely used for crude oil prices that is measured in barrels and quoted in U.S. dollars, increased by 40.3% from $56.64 per barrel to $79.48 per barrel. During 2008, fuel prices experienced significant volatility, with West Texas Intermediate crude prices reaching the record price of approximately $133.88 per barrel in June. Prices then dropped below $41 per barrel at the beginning of 2009, and then stabilized at approximately $71 per barrel in the second half of 2009. While prices have significantly decreased since their peak in 2008, we believe that fuel prices are likely to increase in the future. At the end of 2010, prices reached $89.15 per barrel. In 2010, we hedged 27% of our requirements through the use of jet fuel and crude oil swap contracts. We have hedged approximately 25% and 9% of our anticipated fuel needs for 2011 and 2012, respectively. We will continue to evaluate various hedging strategies, and we may enter into additional hedging agreements in the future. Any prolonged increase in the price of jet fuel will likely materially and negatively affect our business, financial condition and results of operation. To date, we have managed to offset some of the increases in fuel prices with higher load factors, fuel surcharges and fare increases. In addition, our relatively young, winglet-equipped fleet also helps us mitigate the impact of higher fuel prices.
Insurance
We maintain passenger liability insurance in an amount consistent with industry practice, and we insure our aircraft against losses and damages on an “all risks” basis. We have obtained all insurance coverage required by the terms of our leasing and financing agreements. We believe our insurance coverage is consistent with airline industry standards and appropriate to protect us from material loss in light of the activities we conduct. No assurance can be given, however, that the amount of insurance we carry will be sufficient to protect us from material losses. We have negotiated low premiums on our Copa insurance policies by leveraging the purchasing power of our alliance partner, UAL. Copa’s hull and liability operations are insured under UAL’s insurance policy. We maintain separate insurance policies for our Copa Colombia operations.
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

Panamanian law also requires that the aircraft operated by Copa be registered with the Panamanian National Aviation Registrar kept by the AAC, and that the Panamanian National Aviation Authority certify the airworthiness of each aircraft in Copa’s fleet. Copa’s aircraft must be re-certified every year. This requirement does not apply to Copa Colombia’s aircraft which are registered in Colombia.
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

Colombia
The Colombian aviation market is heavily regulated by the Colombian Civil Aviation Administration, Unidad Especial Administrativa de Aeronáutica Civil, or Aeronautica Civil. In October 2010 Colombia was recertified as a Category 1 country under the FAA’s IASA program. With respect to domestic aviation, airlines must present feasibility studies to secure specific route rights, and no airline may serve the city pairs with the most traffic unless that airline has at least five aircraft with valid airworthiness certificate. In addition, Aeronautica Civil sets maximum fares for each route and a maximum number of competing airlines for each route based on the size of the city pairs served. Airlines in Colombia must also add a surcharge for fuel to their ticket prices. In addition, since November 2006, airlines must have to charge an administrative fee (“Tarifa administrativa”) for each ticket sold through an airline’s direct channels. Passengers in Colombia are also entitled by law to compensation in the event of delays in excess of four hours, over-bookings and cancellations. Currently, the San Andres, Bogotá, Pereira, Cali, Cartagena, Medellin, Monteria and Barranquilla airports are under private management arrangements. Furthermore, the government is privatizing other airports in order to finance necessary expansion projects and increase the efficiency of operations, which may lead to increases in landing fees and facility rentals at those airports.
Colombia has open-skies agreements with Aruba and the Andean Pact nations of Bolivia, Ecuador and Peru (Comunidad Andina). Copa Colombia has been granted the use of 30 of the 56 available route rights for service by Colombian carriers between Colombia and Panama, and as a result, began scheduled service between the two countries in late 2005. In addition, Copa Colombia was granted 30 additional bilateral frequencies per week, seven of these frequencies to Panama from Bucaramanga, Pereira and Barranquilla, have yet to be utilized. In November 2010, Colombia signed open-skies agreements with United States, which will take effect in January 2013.
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
Copa is our principal airline operating subsidiary that operates out of our hub in Panama and provides passenger service in North, South and Central America and the Caribbean. Copa Colombia S.A. is our operating subsidiary that is primarily engaged in domestic air travel within Colombia and international service from various points in Colombia to Panama City and Caracas. Oval Financial Leasing, Ltd. controls the special purpose vehicles that have a beneficial interest in the majority of our aircraft.
D. Property, Plants and Equipment
Headquarters
Our headquarters are located six miles away from Tocumen International Airport. We have leased five floors consisting of approximately 104,000 square feet of the building from Desarollo Inmobiliario del Este, S.A., an entity controlled by the same group of investors that controls CIASA, under a 10-year lease at a rate of $106,000 per month during the first three years, $110,000 per month during year 4 through year 6, $113,000 during year 7 through year 9 and $116,000 per month in year 10, which we believe to be a market rate.
Other Property
At Tocumen International Airport, we lease a maintenance hangar, operations offices in the terminal, counter space, parking spaces and other operational properties from the entity that manages the airport. We pay approximately $118,700 per month for this leased property. Around Panama City, we also lease various office spaces, parking spaces and other properties from a variety of lessors, for which we pay approximately $11,845 per month in the aggregate.

In each of our destination cities, we also lease space at the airport for check-in, reservations and airport ticket office sales, and we lease space for CTOs in more than 34 of those cities.
Copa Colombia leases most of its airport offices and CTOs. Owned properties include one city ticket office, a warehouse close to the airport and one floor in a high-rise building in downtown Bogota.
See also our discussion of “Aircraft” and “Airport Facilities” above.
Item 4A. Unresolved Staff Comments
None.
Item 5. Operating and Financial Review and Prospects
A. Operating Results
You should read the following discussion in conjunction with our consolidated financial statements and the related notes and the other financial information included elsewhere in this annual report.
We are a leading Latin American provider of airline passenger and cargo service through our two principal operating subsidiaries, Copa and Copa Colombia. Copa operates from its strategically located position in the Republic of Panama, and Copa Colombia provides service primarily within Colombia complemented by international flights from various cities in Colombia to Panama, Venezuela, Ecuador, México, Cuba, Guatemala and Costa Rica. We currently operate a fleet of 63 aircraft, 37 Boeing 737-Next Generation aircraft and 26 Embraer 190 aircraft.
Copa currently offers approximately 166 daily scheduled flights among 46 destinations in 25 countries in North, Central and South America and the Caribbean from its Panama City hub. Copa provides passengers with access to flights to more than 120 other destinations through code-share arrangements with UAL pursuant to which each airline places its name and flight designation code on the other’s flights. Through its Panama City hub, Copa is able to consolidate passenger traffic from multiple points to serve each destination effectively.
Copa operates a modern fleet of 35 Boeing 737-Next Generation aircraft and 12 Embraer 190 aircraft. To meet its growing capacity requirements, Copa has firm orders, including purchase and lease commitments, to accept delivery of 56 additional aircraft through 2017 and has purchase rights and options that, if exercised, would allow it to accept delivery of up to 22 additional aircraft through 2018. Copa’s firm orders are for 56 additional Boeing 737-Next Generation aircraft, and its purchase rights and options are for up to sixteen Boeing 737-Next Generation aircraft and up to six Embraer 190s.
Copa started its strategic alliance with UAL in 1998. Since then, it has conducted joint marketing and code-sharing arrangements, and participated in the award-winning OnePass frequent flyer loyalty program globally and on a co-branded basis in Latin America. We believe that Copa’s co-branding and joint marketing activities with UAL have enhanced its brand in Latin America, and that the relationship with UALhas afforded it cost-related benefits, such as improving purchasing power in negotiations with aircraft vendors and insurers. Copa’s alliance and related service agreements with UAL are in effect until 2015.
During the second quarter of 2005, we purchased Copa Colombia, a Colombian air carrier that was the third-largest domestic carrier in Colombia in terms of number of passengers carried in 2010, which at the time provided point-to-point service among 11 cities in Colombia. Copa Colombia currently operates a fleet of 14 Embraer 190 and 2 Boeing and has expanded its routes to include international point-to-point service from various Colombian cities to Panama, Venezuela and Ecuador, México, Cuba, Guatemala and Costa Rica. As part of its fleet expansion plan, Copa Colombia has options to purchase up to three additional Embraer 190 aircraft through 2013.

Fuel is our single largest operating expense and, as a result, our results of operations are likely to continue to be materially affected by the cost of fuel as compared with prior periods. From 2005 to 2010, the average price of West Texas Intermediate crude oil, a benchmark widely used for crude oil prices that is measured in barrels and quoted in U.S. dollars, increased by 40.3% from $56.64 per barrel to $79.48 per barrel. During 2008, fuel prices experienced significant volatility, with West Texas Intermediate crude prices reaching the record price of approximately $145 per barrel in July. Prices then dropped below $40 per barrel at the beginning of 2009, and then stabilized at approximately $70 per barrel in the second half of 2009. In 2010, prices continued to rise, reaching $91.45 by the end of the year. While prices have decreased since their peak in 2008, we believe that fuel prices are likely to increase in the future. In past years, we have managed to offset some of the increases in fuel prices by managing load factors, fuel related price increases, which may take the form of fare increases or fuel surcharges, and cost cutting initiatives. For example, we estimate that we were able to offset approximately 100% of the increase in unit costs in 2008 as compared to 2007 through higher unit revenues. Although there are other factors affecting unit costs, management considers the 100% cost recoverability to be a fair estimate of the coverage of incremental fuel prices, as most of the increase in unit costs is related to fuel price. We have hedged 25% and 9% of our anticipated fuel needs for 2011 and 2012, respectively. We will continue to evaluate various hedging strategies, and we may enter into additional hedging agreements in the future.
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
According to data from The Preliminary Overview of the Economies of Latin America and the Caribbean, an annual United Nations publication prepared by the Economic Development Division, the economy of Latin America (including the Caribbean) decreased by 1.7% in 2009, but grew by 5.7% in 2010. In recent years, the Panamanian economy has closely tracked the economies of the United States and of Latin America. In 2010, however, the Panamanian economy grew in real terms by 6.2% (versus 3% in 2009), according to the International Monetary Fund’s estimates. Inflation in Panama rose 3.4% in 2010 (versus 2.4% in 2009). Additionally, the Colombian economy has experienced relatively stable growth. According to the International Monetary Fund’s estimates, the Colombian gross domestic product grew by 0.83% in 2009 and by 4.7% in 2010 with inflation (as indicated by the consumer price index) rising by 4.2% in 2009 and 2.4% in 2010.
Revenues
We derive our revenues primarily from passenger transportation which represents 95% of our revenues, with 5% derived from cargo and other revenues.
We recognize passenger revenue when transportation is provided. Passenger revenues reflect the capacity of our aircraft on the routes we fly, load factor and yield. Our capacity is measured in terms of available seat miles (ASMs) which represents the number of seats available on our aircraft multiplied by the number of miles the seats are flown. Our usage is measured in terms of revenue passenger miles (RPMs), which is the number of revenue passengers multiplied by the miles these passengers fly. Load factor, or the percentage of our capacity that is actually used by paying customers, is calculated by dividing RPMs by ASMs. Yield is the average amount that one passenger pays to fly one mile. We use a combination of approaches, taking into account yields, flight load factors and effects on load factors of connecting traffic, depending on the characteristics of the markets served, to arrive at a strategy for achieving the best possible revenue per available seat mile, balancing the average fare charged against the corresponding effect on our load factors.
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
The following table sets forth our capacity, load factor and yields for the periods indicated.

	2009	2010
Copa Segment
Capacity (in available seat miles, in millions)	8,319	9,228
Load factor	76%	77.9%
Yield (in cents)	15.07	15.16
Copa Colombia
Capacity (in available seat miles, in millions)	1,592	1,722
Load factor	67.5%	71.1%
Yield (in cents)	22.04	20.28
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
Aircraft fuel. The price we pay for aircraft fuel varies significantly from country to country primarily due to local taxes. While we purchase aircraft fuel at all the airports to which we fly, we attempt to negotiate fueling contracts with companies that have a multinational presence in order to benefit from volume purchases. During 2010, as a result of the location of its hub, Copa purchased 58% of its aircraft fuel in Panama. Copa has 18 suppliers of aircraft fuel across its network. In some cases, we tanker fuel in order to minimize our cost by fueling in airports where fuel prices are lowest. Our aircraft fuel expenses are variable and fluctuate based on global oil prices. From 2005 to 2010, the average price of West Texas Intermediate crude oil, a benchmark widely used for crude oil prices that is measured in barrels and quoted in U.S. dollars, increased by 40.3% from $56.64 per barrel to $79.48 per barrel. To date, we have managed to offset some of the increases in fuel prices with higher load factors, fuel surcharges and fare increases. In addition, our relatively young, winglet-equipped fleet also helps us mitigate the impact of higher fuel prices. Historically, we have not hedged a significant portion of our fuel costs. We have hedged 25% and 9% of our anticipated fuel needs for 2011 and 2012, respectively.

	Aircraft Fuel Data
	2009	2010
Copa Segment
Average price per gallon of jet fuel into plane (excluding hedge) (in U.S. dollars)	$1.84	$2.35
Gallons consumed (in thousands)	112,401	120,913
Available seat miles (in millions)	8,319	9,228
Gallons per ASM (in hundredths)	1.35	1.31
Copa Colombia(1)
Average price per gallon of jet fuel into plane (excluding hedge) (in U.S. dollars)	$1.97	$2.53
Gallons consumed (in thousands)	25,617	27,688
Available seat miles (in millions)	1,592	1,722
Gallons per ASM (in hundredths)	1.61	1.61

Salaries and benefits. Salaries and benefits expenses have historically increased at the rate of inflation and by the growth in the number of our employees. In some cases, we have adjusted salaries of our employees to correspond to changes in the cost of living in the countries where these employees work. We do not increase salaries based on seniority.
Passenger servicing expenses. Our passenger servicing expenses consist of expenses for liability insurance, baggage handling, catering, in-flight entertainment and other costs related to aircraft and airport services. These expenses are generally directly related to the number of passengers we carry or the number of flights we operate. Passenger servicing expenses provide us with a directional measurement of cost variances.
Commissions. Commission expenses are driven mainly by passenger revenues, indirect channel penetration performance, and agreed commission rates, as opposed to ASM growth. Our commission expenses consist primarily of payments for ticket sales made by travel agents and commissions paid to credit card companies. Travel agents receive base commissions, not including back-end incentive programs, ranging from 0% to 6% depending on the country. During the last few years we have reduced our commission expense per available seat mile as a result of an industry- wide trend of paying lower commissions to travel agencies and by increasing the proportion of our sales made through direct channels. We expect this trend to continue as more of our customers become accustomed to purchasing through call centers and through the internet. While increasing direct sales may increase the commissions we pay to credit card companies, we expect that the savings from the corresponding reduction in travel agency commissions will more than offset this increase. In recent years, base commissions paid to travel agents have decreased significantly. At the same time, we have encouraged travel agencies to move from standard base commissions to incentive compensation based on sales volume and fare types.
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
Line maintenance for Copa Colombia’s fleet is performed by Copa Colombia’s in-house maintenance staff. The average age of Copa Colombia’s fleet as of December 31, 2010 was 4.1 years.
Aircraft rent. Our aircraft rental expenses are generally fixed by the terms of our operating lease agreements. Currently, six of Copa’s operating leases have fixed rates which are not subject to fluctuations in interest rates and the seventh is tied to LIBOR. All of Copa Colombia’s operating leases have fixed rates which are not subject to fluctuations in interest rates. Our aircraft rent expense also includes rental payments related to our wet-leasing of freighter aircraft to supplement our cargo operations.
Reservations and sales expenses. The main variable involved in driving Reservations and Sales Expenses is the number of bookings made through our global distribution channels, as opposed to ASM. Our reservations and sales expenses arise primarily from payments to these global distribution systems, such as Amadeus and Sabre, that list our flight offerings on reservation systems around the world. These reservation systems tend to raise their rates periodically, but we expect that if we are successful in encouraging our customers to purchase tickets through our direct sales channels, these costs will decrease as a percentage of our operating costs. A portion of our reservations and sales expense is also comprised of our licensing payments for the SHARES reservation and check-in management software we use, which is not expected to change significantly from period to period.

Flight operations and landing fees and other rentals are generally directly related to the number of flights we operate, with a component attributed to fixed costs relating to facility rental expenses.
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
As of 2010, the Panamanian tax code for the airline industry was amended, tax is now based on net income earned for traffic whose origin or destination is the Republic of Panama. The applicable tax rate for 2010 was 27.5%. For 2011 and going forward, the applicable tax rate will be 25.0%. Dividends from our Panamanian subsidiaries, including Copa, are separately subject to a 10% percent withholding tax on the portion attributable to Panamanian sourced income and a 5% withholding tax on the portion attributable to foreign sourced income. Additionally, a 7% value added tax is levied on tickets issued in Panama for travel commencing in Panama and going abroad, irrespective of where such tickets were ordered.
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
We paid taxes totaling approximately $13.8 million in 2009 and $13.0 million in 2010.
Special Fleet Charges
In 2009, we decided to terminate early three MD-80 aircraft leases prior to their scheduled expiration, in connection with the transition of Copa Airlines’s fleet to Embraer 190. Fees paid for early termination amounted to $10.5 million and were recognized as Special Fleet Charges in the Consolidated Statements of Income.
In addition to the early lease termination, we wrote down amounts related property, plant and equipment such as rotable parts, spare engines and tools totaling $4.9 million, and recognized a loss of $4.0 million related to the scrapping of obsolete expendable parts.

Critical Accounting Policies and Estimates
The preparation of our consolidated financial statements in conformity with IFRS as issued by the IASB requires our management to adopt accounting policies and make estimates and judgments to develop amounts reported in our consolidated financial statements and related notes. We strive to maintain a process to review the application of our accounting policies and to evaluate the appropriateness of the estimates required for the preparation of our consolidated financial statements. We believe that our estimates and judgments are reasonable; however, actual results and the timing of recognition of such amounts could differ from those estimates. In addition, estimates routinely require adjustments based on changing circumstances and the receipt of new or better information.
Critical accounting policies and estimates are defined as those that are reflective of significant judgments and uncertainties and potentially result in materially different results under different assumptions and conditions. For a discussion of these and other accounting policies, see Note 1 to our annual consolidated financial statements.
Goodwill and Intangible Assets. We have allocated goodwill and intangible assets with indefinite lives acquired through business combinations for the purposes of impairment testing to a single cash-generating unit. Goodwill is tested for impairment annually by comparing the carrying amount to the recoverable amount of the cash-generating unit level that has been measured on the basis of its value-in-use, by applying cash flow projections in the functional currency based on the Company’s approved business plan covering a five-year period followed by the a long-term growth rate. Considerable judgment is necessary to evaluate the impact of operating and macroeconomic changes to estimate future cash flows and to measure the recoverable amount. Assumptions in the Company’s impairment evaluations are consistent with internal projections and operating plans. AeroRepublicca tradename and routes were acquired as part of the AeroRepublica acquisition and were capitalized at fair value at that date. The trade name and routes were considered to have an indefinite useful life (and are not amortized) due to several factors and considerations, including the brand awareness and market position, customer recognition and loyalty. The carrying values of the routes and trade names are reviewed for impairment at each reporting date and are subject to impairment testing when events or changes in circumstances indicate that carrying values may not be recoverable. The Company assesses at each statement of financial position date whether intangibles assets with indefinite useful lives are impaired using discounted cash flow analyses. In the third quarter of 2010, the company changed the commercial name of AeroRepublica and began to operate under the brand Copa Colombia, and an impairment has been recognized for $1.5 million during 2010. The remaining balance of this intangible asset will be amortized over the 5 years. No impairment on goodwill and other intangible assets was recognized.
Maintenance Deposit. Under its lease agreements, Copa pays maintenance deposits to lessors to be applied to future maintenance events cost, calculated based on a performance measure, such as flight hours, and are specifically to be used to reimburse 3rd-party maintenance providers. If amounts on deposit are insufficient, Copa must cover shortfall since Copa is legally responsible for maintaining leased aircraft. If there are excess amounts on deposit at expiration of lease, the lessor is entitled to retain any excess amounts. Maintenance deposits paid under lease agreements do not transfer either the obligation to maintain aircraft or cost risk associated with maintenance activities to the lessor. Any excess amounts held by the lessor or retained by the lessor upon the expiration of the lease, which are not expected to be significant, would be recognized as additional aircraft rental expense at the time it is no longer probable that such amounts will be used for maintenance for which they were deposited.
The Company makes payments for engine overhauls under power by the hour agreements (PBH). These payments related to engine overhauls under PBH agreements are recorded as other assets.
These payments are capitalized and recorded as prepaid assets until the event occurs and then will be amortized until the next event. Management performs regular reviews of the recovery of maintenance deposits and believes that the values reflected in the consolidated statement of financial position are recoverable.

Accounting for Property, Plant and Equipment. Property, plant and equipment, including rotable parts, are recorded at cost and are depreciated to estimated residual values over their estimated useful lives using the straight-line method. Each component of property, plant and equipment that has a cost that is significant in relation to the overall cost of the item is depreciated separately. Pre-delivery deposits refer to prepayments made based on the agreements entered into with Boeing Company for the purchase of Boeing 737-800 Next Generation aircraft and includes interest and finance charges incurred during the manufacture of aircraft and the leasehold improvements.
Under IAS 16 “Property, Plant and Equipment,” major engine overhauls including replacement spares and labor costs, are treated as a separate asset component with the cost capitalized and amortized over the period to the next major overhaul. All other replacement spares and costs relating to maintenance of fleet assets are charged to the income statement on consumption or as incurred. Interest costs incurred on borrowings that fund progress payments on assets under construction, including pre-delivery deposits to acquire new aircraft, are capitalized and included as part of the cost of the assets through the earlier of the date of completion or aircraft delivery.

In estimating the lives and expected residual values of its aircraft, the Company primarily has relied upon actual experience with the same or similar aircraft types and recommendations from Boeing and Embraer, the manufacturers of the Company’s aircraft. Subsequent revisions to these estimates, which can be significant, could be caused by changes to the Company’s maintenance program, changes in utilization of the aircraft (actual cycles during a given period of time), governmental regulations related to aging aircraft, and changing market prices of new and used aircraft of the same or similar types. The Company evaluates its estimates and assumptions each reporting period and, when warranted, adjusts these estimates and assumptions. These adjustments are accounted for on a prospective basis through depreciation and amortization expense, as required by IFRS.
We evaluate annually whether there is an indication that our property, plant and equipment may be impaired. Factors that would indicate potential impairment may include, but are not limited to, significant decreases in the market value of the long-lived asset(s), a significant change in the long-lived asset’s physical condition, and operating or cash flow losses associated with the use of the long-lived assets. We have not identified any impairments related to our existing aircraft fleet. As of 31 December 2010 and 2009, no impairment on property, plant and equipment assets was recognized.
Lease accounting. Aircraft lease agreements are accounted as either operating or (finance leases). When the risks and benefits of the lease are transferred to us, as lessee, the lease is classified as a finance lease. Finance leases are accounted as an acquisition obtained through a financing, with the aircraft recorded as a fixed asset and a corresponding liability recorded as a loan. Finance leases are recorded based on the lesser of the fair value of the aircraft or the present value of the minimum lease payments, discounted at an implicit interest rate, when it is clearly identified in the lease agreement, or our incremental borrowing rate. The aircraft is depreciated through the lesser of its useful life or the lease term. Interest expense is recognized through the effective interest rate method, based on the implicit interest rate of the lease. Lease agreements that do not transfer the risks and benefits to us are classified as operating leases. Operating leases are accounted as a rent, and the lease minimum lease expense is recognized through the straight line method.
Lease accounting is critical for us because it requires an extensive analysis of the lease agreements in order to classify and measure the transactions in our financial statements and significantly impacts our financial position and results of operations. Changes in the terms of our outstanding lease agreements and the terms of future lease agreements may impact the accounting for the lease transactions and our future financial position and results of operations.
Deferred taxes. Deferred taxes are calculated based on tax losses, temporary differences between tax bases and carrying amounts for financial reporting purposes of our assets and liabilities. Deferred taxes is a critical accounting policy for us because it requires a number of assumptions and is based on our best estimate of our projections related to future taxable profit. In addition, because the preparation of our business plan is subject to a variety of market conditions, the results of our operations may vary significantly from our projections and as such, the amounts recorded as deferred tax assets may be impacted significantly in the future.

Recently Issued Accounting Pronouncements
Standards issued but not yet effective
•	IAS 24 Related Party Disclosures (Amendment)
•	IAS 32 Financial Instruments: Presentation — Classification of Rights Issues (Amendment)
•	IFRS 9 Financial Instruments: Classification and Measurement
•	IFRIC 14 Prepayment of a minimum funding requirement (Amendment)
•	IFRIC 19 Extinguishing Financial Liabilities with Equity Instruments
Improvements to IFRSs (issued in May 2010)
The IASB issued Improvements to IFRSs, an omnibus of amendments to its IFRS standards. The amendments have not been adopted as they become effective for annual periods on or after either 1 July 2010 or 1 January 2011. The amendments listed below are considered to have a reasonable possible impact on the Group:
•	IFRS 3 Business Combinations
•	IFRS 7 Financial Instruments: Disclosures
•	IAS 1 Presentation of Financial Statements
•	IAS 27 Consolidated and Separate Financial Statements
•	IFRIC 13 Customer Loyalty Programmes
Results of Operation
The following table shows each of the line items in our income statements for the periods indicated as a percentage of our total operating revenues for that period:

	2009	2010
Operating revenues:
Passenger revenue	94.7%	94.6%
Cargo, mail and other	5.3%	5.4%
Total	100%	100%
Operating expenses:
Aircraft fuel	(23.9)%	(25.1)%
Salaries and benefits	(12.5)%	(12.6)%
Passenger servicing	(10.0)%	(9.5)%
Commissions	(3.8)%	(3.2)%
Reservation and sales	(4.5)%	(4.2)%
Maintenance, materials and repairs	(4.4)%	(4.4)%
Depreciation and amortization	(4.1)%	(4.5)%
Flight operations	(4.8)%	(5.0)%
Aircraft rentals	(3.7)%	(3.3)%
Landing fees and other rentals	(2.7)%	(2.8)%
Other	(5.0)%	(5.1)%
Special fleet charges	(1.5)%	(0.0)%
Total	(80.9)%	(79.5)%
Operating income	19.1%	20.5%
Non-operating income (expenses):
Interest expense	(2.6)%	(2.1)%
Interest capitalized	0.1%	0.0%
Interest income	0.7%	0.3%
Other, net	4.7%	(0.30)%
Total	2.9%	(2.1)%
Income/(loss) before income taxes	22.0%	18.4%
Income taxes	2.1%	1.3%
Net income	24.1%	19.7%
Year 2010 Compared to Year 2009
Our consolidated net income in 2010 totaled $241.1 million, a 3.2% decrease from net income of $249.1 million in 2009. This decrease was primarily due to a $58.0 million gain in the fair value of fuel hedge instruments in 2009 as compared to a $11.7 million gain in the fair value of fuel hedge instruments in 2010. We had consolidated operating income of $289.6 million in 2010, a 20.6% increase over operating income of $240.1 million in 2009. Our consolidated operating margin in 2010 was 20.5%, an increase of 1.4 percentage points over an operating margin of 19.1% in 2009.

Operating revenue
Our consolidated revenue totaled $1.4 billion in 2010, a 12.6% increase from operating revenue of $1.3 billion in 2009, due to increases in both passenger and cargo revenue.
Copa’s segment operating revenue
Copa’s operating revenue totaled $1.2 billion in 2010, a 14.9% increase from operating revenue of $1.0 billion in 2009 due to increases in both passenger and cargo revenues.
Passenger revenue. Passenger revenue totaled $1.1 billion in 2010, a 14.4% increase over passenger revenue of $953.0 million in 2009. This increase resulted primarily from higher passenger yield, which increased by 0.6% to 15.16 in 2010, and higher load factor, which increased by 1.9 percentage points to 77.9% in 2010. The increase in yield and load factor was in spite of the increase in capacity as available seat miles increased by 10.9% in 2010 as compared to 2009.
Cargo, mail and other. Cargo, mail and other revenue totaled $73.6 million in 2010, a 22.5% increase from cargo, mail and other revenue of $60.2 million in 2009. This increase was primarily the result of higher cargo revenue.
Copa Colombia segment operating revenue
Copa Colombia’s operating revenue totaled $270.0 million in 2010, an increase of $15.3 million over operating revenue of $254.6 million in 2009, resulting from an increase in both passenger and cargo revenues. This increase resulted primarily from a stronger Colombian currency. There was a decrease in yield that was partially offset by higher load factor (load factor increased by 3.6 percentage points to 71.1% in 2010) and 8.2% more capacity.
Operating expenses
Our consolidated operating expenses totaled $1.1 billion in 2010, an 10.7% increase over operating expenses of $1.0 billion in 2009 that was primarily the result of higher fuel cost, stronger currency and higher operating costs due to growth in capacity.
In 2010, our operating expenses per available seat mile excluding aircraft fuel was 7.04 cents, a 2.5% decrease from operating expenses per available seat mile excluding aircraft fuel of 7.22 cents in 2009. Aircraft fuel per available seat mile was 3.24 cents in 2010, compared to 3.04 cents in 2009. In 2010, our total operating expenses per available seat mile was 10.39 cents, a 0.3% increase from operating expenses per available seat mile of 10.35 cents in 2009.
An overview of the major variances on a consolidated basis follows:
Aircraft fuel. Aircraft fuel totaled $354.4 million in 2010, a 17.8% increase from aircraft fuel of $300.8 million in 2009. This increase was primarily a result of higher fuel prices and 7.65% higher fuel consumption which was partially offset by a realized fuel hedge gain of $2.4 million in 2010, as compared to a realized fuel hedge loss of $41.9 million in 2009.
Salaries and benefits. Salaries and benefits totaled $178.8 million in 2010, a 13.9% increase over salaries and benefits of $157.0 million in 2009. This increase was primarily a result of an overall increase in headcount to support our operations.
Passenger servicing. Passenger servicing totaled $133.7 million in 2010, a 6.8% increase over passenger servicing of $125.2 million in 2009. This increase was primarily a result of an increase in capacity and on-board passengers.

Maintenance, materials and repairs. Maintenance, materials and repairs totaled $62.2 million in 2010, a 11.7% increase over maintenance, materials and repairs of $55.7 million in 2009. This increase was primarily a result of increase in capacity and overhaul events.
The remaining operating expenses totaled $395.9 million in 2010, an increase of $18.7 million over 2009.
Copa segment operating expenses
The breakdown of operating expenses per available seat mile is as follows:

	Year Ended
	December 31,		Percent
	2009	2010	Change
	(in cents)
Operating Expenses per ASM:
Salaries and benefits	1.49	1.50	0.1%
Passenger servicing	1.12	1.09	(2.0)%
Commissions	0.43	0.40	(6.1)%
Reservation and sales	0.50	0.46	(7.7)%
Maintenance, materials and repairs	0.51	0.50	(2.6)%
Depreciation and Amortization	0.56	0.60	6.6%
Flight operations	0.62	0.63	2.0%
Aircraft rentals	0.31	0.33	7.4%
Landing fees and other rentals	0.30	0.32	4.1%
Other	0.55	0.54	(1.8)%

Total operating expenses per ASM before aircraft fuel	6.39	6.36	(0.4)%
Aircraft fuel	2.99	3.09	3.1%

Total operating expenses per ASM	9.38	9.45	0.7%

Aircraft fuel. Aircraft fuel totaled $284.8 million in 2010, a 14.4% decrease from aircraft fuel of $249.0 million in 2009. This increase was primarily a result of a 6.3% increase in the all-in average price per gallon of jet fuel ($2.30 in 2010 compared to $2.20 in 2009) and the consumption of 7.6% more fuel due to a 2.1% increase in departures. Aircraft fuel per available seat mile increased by 3.1% due to the increase in average fuel cost per gallon.
Salaries and benefits. Salaries and benefits totaled $138.0 million in 2010, an 11% increase over salaries and benefits of $124.3 million in 2009. This increase was mainly a result of an overall increase in operating headcount to support increased capacity deployed during the year. Salaries and benefits per available seat mile increased by 0.1%.
Passenger servicing. Passenger servicing totaled $100.9 million in 2010 compared to $92.9 million in 2009. This represented an 8.7% increase driven mainly by 9.0% increase in the number of passengers transported during 2010. As a result, certain variable costs increased during the period. Passenger meal expenses increased by 14.3%, passenger liability insurance increased by 21% and handling by 7.5%. This was partially offset by better controls in the on board service process, which decreased interrupted flights expenses by 26.7%. Passenger servicing per available seat mile decreased by 2.0%.
Commissions. Commissions totaled $37.2 million in 2010, an 4.2% increase from commissions of $35.8 million in 2009. This increase was primarily a result of 9% increase in on board passengers which led to higher passenger revenue sold by travel agencies, which was somewhat offset by a lower average commission rate. Commissions represented 3.2% of our operating revenue in 2010 compared to 3.5% in 2009.
Reservations and sales. Reservations and sales totaled $42.5 million in 2010, a 2.4% increase compared to $41.5 million in 2009. This increase was primarily due to an 1.5% increase in our net booking per passenger on our main global distribution systems. Reservations and sales represented 3.7% of our operating revenue in 2010 compared to 4.1% in 2009, a reduction of 0.5 percentage points. Reservations and sales expenses per available seat mile decreased by 7.7%.

Maintenance, materials and repairs. Maintenance, materials and repairs totaled $45.8 million in 2010, a 8.0% increase over maintenance, materials and repairs of $42.4 million in 2009. This increase was primarily a result of a 10.9% increase in capacity and more overhaul events. Maintenance, materials and repair per available seat mile decreased by 2.6%.
Depreciation. Depreciation totaled $55.2 million in 2010, a 18.2% increase over depreciation of $46.7 million in 2009, as a result of higher depreciation attributable to our acquisition of seven new Boeing 737-800.
Flight operations, aircraft rentals and landing fees and other rentals. Combined, flight operations, aircraft rentals and landing fees and other rentals increased from $101.9 million in 2009 to $117.5 million in 2010. Flight operations amounted $57.9 million in 2010 compared to $51.2 million in 2009. This represented an 13.2% increase driven mainly by an increase of average daily departures from 152 in 2009 to 155 in 2010. As a result, air to ground communications increased by 13%, from $32.5 million to $36.7 million. Landing fees amounted $29.1 million in 2010 compared to $25.2 million in 2009. This represented an 15.5 % increased driven mainly by the same reasons, which includes the effects of expanded operations in certain markets. Additionally, simulator rental expense increased by 35% from $2.6 million in 2009 to $3.5 million in 2010.
Aircraft rental. Aircraft rental expense amounted to $30.4 million in the 2010 fiscal year, a 19.1% increase from $25.5 million reported in the 2009 fiscal year. This increase results from the addition of one leased Boeing 737NG aircraft, bringing our total operating aircraft leased fleet to 16 aircraft which is comprised of both Boeing 737NG aircraft and EMB 190 aicraft.
Other. Other expenses totaled $50.0 million in 2010, an increase over other expenses of $45.9 million in 2009. This increase was primarily a result of an increase in OnePass frequent flyer miles earned by customers during the period and higher technology related expenses. Other expenses per available seat mile decreased by 1.8%.
Copa Colombia segment operating expenses. Copa Colombia’s operating expenses totaled $274.9 million in 2010, an increase of $26.8 million from operating expenses of $248.2 million reported during 2009, primarily as a result of higher aircraft fuel cost and currency appreciation.
Non-operating income (expense)
Our consolidated non-operating expense totaled $29.6 million in 2010, decrease from non-operating income of $35.9 million in 2009, primarily as a result of an $11.7 million mark to market gain of our fuel hedge contracts in 2010 compared to a $58.0M gain in 2009 and to a $19.7 million loss due to the devaluation of the Venezuelan Bolivar Fuerte in the first quarter of 2010.
Copa segment non-operating income (expense)
Non-operating expense totaled $27.3 million in 2010, a decrease from non-operating income of $39.3 million in 2009, attributable primarily to a $19.7 million loss due to the devaluation of the Venezuelan Bolivar Fuerte in the first quarter of 2010.
Interest expense. Interest expense totaled $27.1 million in 2010, a 10.0% decrease from interest expense of $30.1 million in 2009, primarily resulting from lower average interest rates during the period. The average effective interest rates on our debt decreased by 49 basis points from 3.92% during 2009 to 3.43% during 2010. At period’s end, interest rate on 69% of our outstanding debt was fixed at an average effective rate of 4.44%.
Interest capitalized. Interest capitalized totaled $0 million in 2010, a 100% decrease from interest capitalized of $0.7 million in 2009.
Interest income. Interest income totaled $3.9 million in 2010, a 51.9% decrease from interest income of $8.1 million in 2009. This decrease was mainly a result of lower average interest rates during the period.

Other, net. Other, net expense totaled $4.1 million in 2010, compared to a $60.6 million other, net loss in 2009. This change was primarily the result of a loss of $19.7 million due to Venezuela currency depreciation and mark to market gain of our $10.2 of fuel hedge contracts in 2010 compared to 2009.
Copa Colombia segment non-operating income (expense)
Non-operating income totaled $0.3 million in 2010, a decrease from non-operating expense of $2.4 million in 2009, attributable primarily to a currency appreciation.
B. Liquidity and Capital Resources
In recent years, we have been able to meet our working capital requirements through cash from our operations. Our capital expenditures, which consist primarily of aircraft purchases, are funded through a combination of our cash from operations and long-term financing. From time to time, we finance pre-delivery payments related to our aircraft with medium-term financing in the form of commercial banks loans and/or bonds privately placed with commercial banks. Our accounts receivable at December 31, 2010 increased by $8.6 million compared with December 31, 2009, primarily as a result of the growth in operating revenues.
Our cash, cash equivalents and short-term investments at December 31, 2010 increased by $50.5 million to $402.6 million. At December 31, 2010, we had $6.2 million in restricted cash within long-term investments as collateral for letters of credits. At December 31, 2010 we had available committed lines of credit totaling $ 79.0 million under which there were no amounts outstanding and uncommitted lines of credit totaling $60.0 million. These lines of credit have been secured to bridge potential liquidity gaps and account for other potential contingencies.
Operating Activities
We rely primarily on cash flows from operations to provide working capital for current and future operations. Net cash flows provided by operations for the year ended December 31, 2010 were $292.8 million, decreasing $1.5 million compared to the $291.3 million in 2009. The decrease in cash flows from operations in 2010 is primarily due the increase in fuel costs.
Investing Activities
During 2010, our capital expenditures were $348.7 million, which consisted primarily of expenditures related to our purchase of three Boeing 737-800 aircraft, as well as $157.3 million in expenditures related to advance payments on aircraft purchase contracts for aircraft delivering in 2013. During 2009, our capital expenditures were $211.5 million, which consisted primarily of expenditures related to our purchase of one Boeing 737-800 aircraft, as well as $151.7 million in expenditures related to advance payments on aircraft purchase contracts.
Financing Activities
Financing activities during 2010 consisted primarily of $282.1 million of aircraft financing, the repayment of $138.7 million in long-term debt and $47.9 million in dividends declared and paid.
Financing activities during 2009 consisted primarily of $103.8 million of financing of one aircraft and aircraft pre-delivery payments, the repayment of $175.4 million in long-term debt and $16.3 million in dividends declared and paid.
In past years we have generally been able to arrange medium-term financing for pre-delivery payments through loans with commercial banks. In 2010, we financed our pre-delivery payments with our own cash. As the aircraft are delivered and the financing for the aircraft is received, these pre-delivery payments will be recovered by the company.

We have financed the acquisition of 26 Boeing 737-Next Generation aircraft and three spare engines through syndicated loans provided by international financial institutions with the support of partial guarantees issued by the Export-Import Bank of the United States, or Ex-Im, with repayment profiles of 12 years. The Ex-Im guarantees support 85% of the net purchase price and are secured with a first priority mortgage on the aircraft in favor of a security trustee on behalf of Ex-Im. The documentation for each loan follows standard market forms for this type of financing, including standard events of default. Our Ex-Im supported financings amortize on a quarterly basis, are denominated in dollars and originally bear interest at a floating rate linked to LIBOR. Our Ex-Im guarantee facilities typically offer an option to fix the applicable interest rate. We have exercised this option with respect to $526.3 million as of December 31, 2010 at an average weighted interest rate of 4.27%. The remaining $20.8 million bears interest at an average weighted interest of LIBOR plus 0.33%. At December 31, 2010, the total amount outstanding under our Ex-Im-supported financings totaled $547.1 million.
We have effectively extended the maturity of certain of our Boeing aircraft financing to 15 years through the use of a “Stretched Overall Amortization and Repayment,” or SOAR, structure which provides serial draw-downs calculated to result in a 100% loan accreting to a recourse balloon at the maturity of the Ex-Im guaranteed loan. The SOAR portions of our facilities require us to maintain certain financial covenants, including an EBITDAR to fixed charge ratio, a long-term obligation to EBITDAR ratio and a minimum unrestricted cash balance. To comply with the first ratio, our EBITDA plus aircraft rent expense, or EBITDAR, for the prior year must be at least 2.0 times our fixed charge expenses (including interest, commission, fees, discounts and other finance payments) for that year. To comply with the second ratio, our long-term obligations must be no more than six times EBITDAR. Third, our cash, cash equivalents and short-term investment balance should be at least $50 million. As of December 31, 2010, we complied with all required covenants. We also pay a commitment fee on the unutilized portion of our SOAR loans.
We also have financed 10% of the purchase price of certain of our Boeing aircraft through commercial loans. Under the commercial loan agreements for aircraft received in 2002, we are required to comply with four specific financial covenants. The first covenant requires our EBITDAR for the prior year to be at least 2.0 times our finance charge expenses (including interest, commission, fees, discounts and other finance payments). The second covenant limits our net borrowings to 85% of our capitalization. The third covenant requires our tangible net worth to be at least $120 million. The last covenant requires us to maintain a minimum of $50 million in available cash (including cash equivalents and committed credit facilities). As of December 31, 2010, we complied with all required covenants.
Our Embraer aircraft purchases are not eligible for Ex-Im guaranteed financing. During 2008, we secured a senior term loan facility in the amount of $100 million for the purchase of four Embraer 190 aircraft. The loans have a term of twelve years. During 2008, we utilized all of this facility. Under the 2006 loan agreement we are required to comply with certain financial covenants. The first covenant requires our EBITDAR for the prior year to be at least 2.5 times our fixed charge expenses (including interest, commission, fees, discounts and other finance payments) for that year. The second covenant requires a total liability plus operating leases minus operating cash to tangible net worth ratio of less than 5.5 to 1. The third covenant requires our tangible net worth to be at least $160 million. The last covenant requires us to maintain a minimum of $75 million in available cash, cash equivalents and short-term investments. As of December 31, 2010, we complied with all required covenants.
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
As of December 31, 2010, we had placed firm purchase orders with The Boeing Company for 42 Boeing 737-Next Generation aircraft and we have purchase rights and options for an additional sixteen Boeing 737-Next Generation aircraft. We also have options to purchase an additional 6 Embraer 190 aircraft. The schedule for delivery of our firm purchase orders is as follows: five in 2011, seven in 2012, four in 2013, four in 2014, eight in 2015, seven in 2016 and seven in 2017. We meet our pre-delivery deposit requirements for our Boeing 737-Next Generation aircraft by paying cash, or by using medium-term borrowing facilities and/or vendor financing for deposits required between two years and 6 months prior to delivery. Pre-delivery deposits for our Embraer 190 aircraft are required 18, 12 and 6 months prior to delivery. We fund these deposits with our own cash.

We maintain available facilities for letters of credit with several banks with outstanding balances of $26.8 million and $25.7 million at December 31, 2010 and 2009, respectively. These letters of credit are pledged for aircraft rentals, maintenance and guarantees for airport facilities. Of this total, $52.5 million are letters of credit opened on behalf of Copa Colombia for the same purposes listed above. In addition, we have committed lines of credit totaling $29.6 million, including one line of credit for $15.0 million with Banco General, an overdraft line of credit of $10.0 million with Towerbank, a line of credit of $20.0 million with Citibank, a line of credit of $30.0 million with Banco Nacional de Panama and a line of credit of $4.0 million with Banco Panama. We also had a non committed line of credit of $60.0 million with Bladex. These lines of credit have been secured to bridge liquidity gaps and for other potential contingencies. As of December 31, 2010, we had an outstanding balance of $13.0 million with Bladex.
C. Research and Development, Patents and Licenses, etc.
We believe that the Copa brand has strong value and indicates superior service and value in the Latin American travel industry. We have registered the trademarks “Copa” and “Copa Airlines” with the trademark office in Panama and have filed requests for registration in other countries, including the United States. We license certain brands, logos and trade dress under the trademark license agreement with UAL related to our alliance. We will have the right to continue to use our current logos on our aircraft for up to five years after the end of the alliance agreement term. Copa Colombia’s has registered its name as a trademark in Colombia for the next ten years, and plans to register its trademark in Panama, Ecuador, Venezuela and Peru.
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
D. Trend Information
We seek to expand our operations by adding frequencies and new routes with the addition of ten new Boeing 737-800 aircraft to our fleet in 2011. For the remainder of 2011, we expect to continue to concentrate on keeping our operating costs low and pursuing ways to make our operations more efficient.
We intend to continue developing initiatives to improve the operations at both Copa and Copa Colombia, including a continued focus on on-time performance and completion factors. In February 2010, as part of our plan to modernize Copa Colombia’s fleet, we completed the retirement of our last remaining MD-80 aircraft. Additionally, we continue to seek further integration of Copa’s and Copa Colombia’s network through code-sharing and fleet interchange agreements.
Our maintenance expenses are dependent on a large number of factors, some of which can be estimated, such as aircraft usage, aircraft destination and overhaul events, while many others result from unforeseen events. In 2010, maintenance expenses increased by 18% and we estimate that our maintenance expenses will increase by at least 13% in 2011.
We expect jet fuel prices will continue to be volatile in 2011 and expect to continue evaluating fuel hedging programs to help protect us against short-term movements in crude oil prices. We expect our operating capacity to increase approximately 20.0% in 2011, primarily as a result of the addition of ten new aircraft throughout the year.
E. Off-statement of financial position arrangements
None of our operating lease obligations are reflected on our consolidated statement of financial position, and we have no other off-statement of financial position arrangements. We are responsible for all maintenance, insurance and other costs associated with operating these aircraft; however, we have not made any residual value or other guarantees to our lessors.

F. Tabular Disclosure of Contractual Obligations
Our non-cancelable contractual obligations at December 31, 2010 included the following:

	At December 31, 2010
		Less than 1	1-3	3-5
	Total	Year	Years	Years	More than 5 Years
	(in thousands of dollars)
Aircraft and engine purchase commitments	1,632,071	164,041	383,382	588,339	496,309
Aircraft operating leases	360,102	55,231	111,134	93,627	100,110
Other operating leases	32,056	10,270	12,133	7,013	2,640
Short-term debt and long-term debt(1)	1,079,245	143,617	264,641	284,453	386,534
Total	3,103,474	373,159	771,290	973,432	985,593

(1)	Includes actual interest and estimated interest for floating-rate debt based on December 31, 2010 rates.
Most contract leases include renewal options. Non-aircraft related leases have renewable terms of one year, and their respective amounts included in the table above have been estimated through 2015, but we cannot estimate amounts with respect to those leases for later years. Our leases do not include residual value guarantees.
The Company has a prepaid pension asset, but estimates that contribution payments to the plan, which reflect expected future services, will be $1.4 million for 2011.
Item 6. Directors, senior management and employees
A. Directors and Senior Management
We are managed by our Board of Directors which currently consists of eleven members who serve two-year terms and may be re-elected. The number of directors elected each year alternates between six directors and five directors. Messrs. Pedro Heilbron, Osvaldo Heilbron, Ricardo A. Arias, Mark Erwin, Alfredo Arias Loredo and Roberto Artavia were each re-elected for two-year terms at our annual shareholders’ meeting held in May 2010. Messsrs. Stanley Motta, José Castañeda Velez, Jaime Arias, Alberto C. Motta Jr., and Joseph Fidanque were re-elected as directors at our annual shareholders’ meeting held on May 4, 2011. In November 2010, Mr. Douglas Leo was elected as director, filling the vacancy created by the resignation of Mr. Mark Erwin and serving for the remainder of Mr. Mark Erwin’s term. Mr. Douglas Leo’s election was confirmed at our annual shareholders’ meeting held on May 4, 2011. Our charter does not have a mandatory retirement age for our directors.
The following table sets forth the name, age and position of each member of our Board of Directors as of March 30, 2011. A brief biographical description of each member of our Board of Directors follows the table.

Name	Position	Age
Pedro Heilbron	Chief Executive Officer and Director	52
Stanley Motta	Chairman and Director	65
Osvaldo Heilbron	Director	85
Jaime Arias	Director	76
Ricardo Alberto Arias	Director	71
Alberto C. Motta, Jr.	Director	64
Douglas Leo	Director	51
Joseph Fidanque III	Director	44
Jose Castañeda Velez	Director	67
Roberto Artavia Loria	Director	52
Alfredo Arias Loredo	Director	64
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
Mr. Douglas Leo has been one of the directors of Copa Holdings since the end of 2010. He is Vice President of Pricing and Revenue Management for United Airlines which is based in Chicago, Illinois. Prior to joining United Airlines in 2005, Mr. Leo was Vice President of Worldwide Sales, Distribution and the International Division for US Airways and also held several positions during a 17 year career at Northwest Airlines. Before joining the aviation industry, Mr. Leo worked at Touche-Ross and Peat, Marwick and Mitchell. Mr. Leo has a bachelor’s degree from Minnesota State University-Mankato and is a Certified Public Accountant. He has also been a guest lecturer at the Sloan School of Business at M.I.T.
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

Mr. José Castañeda Velez is one of the independent directors of Copa Holdings. He is currently director of MMG Bank Corporation, MMG Trust S.A, and Multibank. Previously, Mr. Castañeda Velez was the chief executive officer of Banco Latinoamericano de Exportaciones, S.A.—BLADEX and has held managerial and officer level positions at Banco Río de la Plata, Citibank, N.A., Banco de Credito del Peru and Crocker National Bank. He is a graduate of the University of Lima.
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
The following table sets forth the name, age and position of each of our executive officers as of March 30, 2011. A brief biographical description of each of our executive officers follows the table.

Name	Position	Age
Pedro Heilbron	Chief Executive Officer	52
Victor Vial	Chief Financial Officer	45
Daniel Gunn	Senior Vice-President of Operations	43
Leo Marchosky	Vice-President of Human Resources	54
Joe Mohan	Vice-President of Commercial and Planning	41
Ahmad Zamany	Vice-President of Maintenance	53
Vidalia de Casado	Vice-President of On-Board Services	53
David Lindskoog	Vice-President of Flight Operations	60
Peter Diaz	Vice-President of Airport Services	44
Glen Baker	Vice-President of Technology	52
Roberto Junguito Pombo	Chief Executive Officer of Copa Colombia	40
Mr. Pedro Heilbron has been our Chief Executive Officer for 22 years. He received an M.B.A. from George Washington University and a B.A. from College of the Holy Cross. Mr. Heilbron is the son of Mr. Osvaldo Heilbron, a member of our Board of Directors. Mr. Heilbron is a Member of the Board of Governors of IATA.
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
Mr. Ahmad Zamany joined Copa Airlines in August of 2010 as Vice President of Technical Operations, ultimately responsible for the Maintenance, Engineering and Technical Purchasing of the Company. Mr. Zamany started his aviation career with Pan Am and has held several key roles with other carriers. He was previously with Atlas Air & Polar Air Cargo as Vice President of Technical Operations, and Gemini Air Cargo as Senior Vice President and Chief Operating Officer. Mr. Zamany graduated from Parks College of Saint Louis University with a bachelor’s degree in Aeronautics concentrated in Aircraft Maintenance Engineering in 1985.

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
Mr. Glen Baker has been our Vice-President of Technology since March 2011. Prior to joining COPA he served as Chief Information Officer of ATA Airlines from 2001 through 2008. He also served in the Government of the City of Indianapolis.
Mr. Roberto Junguito Pombo joined our company on November 8, 2005 as the Chief Executive Officer of our Copa Colombia operating subsidiary. Mr. Junguito previously spent two years with Avianca, holding positions as the Vice President of Planning, Chief Operating Officer and Chief Restructuring Officer. Avianca declared bankruptcy in March 2003. Mr. Junguito received a B.S. in Industrial Engineering at the Universidad de Los Andes, an M.A. in International Studies from the Joseph H. Lauder Institute of the University of Pennsylvania and an M.B.A. with an emphasis on finance from the Wharton School of the University of Pennsylvania.
The business address for all of our senior management is c/o Copa Airlines, Avenida Principal y Avenida de la Rotonda, Urbanización Costa del Este, Complejo Business Park, Torre Norte, Parque Lefevre Panama City, Panama.
B. Compensation
In 2010, we paid an aggregate of approximately $3.5 million in cash compensation to our executive officers. Although in 2006 we set aside $3.0 million for payment to senior management related to covenants not to compete with us in the future, we have not set aside any other funds for future payments to executive officers.
At the Compensation Committee meeting held in Feb 2011, the Chaiman announced members of our Board of Directors that are not officers of either Copa or UAL will receive an increase of $15,000 per year to $40,000 per year plus expenses incurred to attend our Board of Directors meetings. In addition, members of committees of the Board of Directors receive $1,000 per committee meeting, with the chairman of the audit committee receiving $2,000 per meeting of the audit committee. All of the members of our Board of Directors and their spouses receive benefits to travel on Copa flights as well.

Incentive Compensation Program
In 2005, the Compensation Committee of our Board of Directors eliminated the then existing Long Term Retention Plan and approved a one-time non vested stock bonus award program for certain executive officers (the “Stock Incentive Plan”). Non vested stock delivered under the Stock Incentive Plan may be sourced from treasury stock, or authorized un-issued shares. In March 2006, in accordance with this program, the Compensation Committee of our Board of Directors granted 935,650 restricted stock awards. Senior management were granted 847,625 non vested stock awards, which vest over five years in yearly installments equal to 15% of the awarded stock on each of the first three anniversaries of the grant date, 25% on the fourth anniversary and 30% on the fifth anniversary. Managers, officers and key employees, not on our senior management team, were granted 88,025 non vested stock awards which vest on the second anniversary of the grant date. In each 2007, 2008, 2009 and 2010 the Compensation Committee of our Board of Directors granted 16,955, 73,374, 113,714 and 52,567 shares of non-vested stock awards, respectively., to certain named executive officers, which vest over three years in yearly installments equal to one-third of the awarded stock on each of the three anniversaries of the grant date. Non-vested stock awards were measured at their fair value, which is the same amount for which a similarly restricted share would be issued to third party, on the grant date. The fair value of these non-vested stocks award was $53.92 and $22.05, for the 2010, 2009, grants, respectively.
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
The total compensation cost recognized for non-vested stocks and options awards was $4.0 million and $4.7 million in 2010 and 2009, respectively, and was recorded as a component of “Salaries and benefits” within Operating Expense.
During first quarter of 2011, the Compensation Committee of our Board of Directors approved four new stock compensation plans. Awards were granted under these new plans for approximately 319,000 shares of non-vested stock awards which will vest over a period of three to five years. We estimate the fair value of these awards to be $18.1 million and the compensation cost in 2011 to be $7.2 million.
C. Board Practices
Our Board of Directors currently meets quarterly. Additionally, informal meetings with UAL are held on an ongoing basis, and are supported by annually formal meetings of an “Alliance Steering Committee,” which directs and reports on the progress of the Copa and UAL Alliance. Our Board of Directors is focused on providing our overall strategic direction and as a result is responsible for establishing our general business policies and for appointing our executive officers and supervising their management.
Currently, our Board of Directors is comprised of eleven members. The number of directors elected each year alternates between six directors and five directors. Messrs. Pedro Heilbron, Osvaldo Heilbron, Ricardo A. Arias, Mark Erwin, Alfredo Arias Loredo and Roberto Artavia were each re-elected for two-year terms at our annual shareholders’ meeting held in May 2010. Messsrs. Stanley Motta, José Castañeda Velez, Jaime Arias, Alberto C. Motta Jr., and Joseph Fidanque were re-elected as directors at our annual shareholders’ meeting held on May 4, 2011. In November 2010, Mr. Douglas Leo was elected as director, filling the vacancy created by the resignation of Mr. Mark Erwin and serving for the remainder of Mr. Mark Erwin’s term. Mr. Douglas Leo’s election was confirmed at our annual shareholders’ meeting held on May 4, 2011. Our charter does not have a mandatory retirement age for our directors.

Pursuant to contractual arrangements with us and CIASA, UAL is entitled to designate one of our directors and Mr. Douglas Leo is the UAL appointed director.
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
Approximately 79% of Copa’s employees are located in Panama, while the remaining 21% are distributed among our foreign stations. Copa’s employees can be categorized as follows:

	December 31,
	2008	2009	2010
Pilots	492	529	612
Flight attendants	719	783	949
Mechanics	247	249	252
Customer service agents, reservation agents, ramp and other	2,270	2,143	2,376
Management and clerical	807	1,068	1,200

Total employees	4535	4,772	5,389

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

We generally maintain good relations with our union and non-union employees and have not experienced work stoppages during the past twenty years. Approximately 54% of Copa’s employees are unionized. There are currently five unions covering our Copa employees in Panama: the pilots’ union (UNPAC); the flight attendants’ union (SIPANAB); the mechanics’ union (SITECMAP); the traffic attendants’ union (UGETRACO); and a generalized union (SIELAS), which represents ground personnel, messengers, drivers, counter agents and other non-executive administrative staff. Copa entered into collective bargaining agreements with its mechanics’ union in April 2009, its general union in July 2008, its pilots’ union in November 2007 and its flight attendants’ union in March 2010. Collective bargaining agreements in Panama typically have a term of three to four years. Copa recently finalized negotiations with UNCAP, where both parties agreed to schedule renegotiations for the new collective bargaining agreements for September 2011. Renegotiations with Copa’s general union are expected to take place in September 2013. In the event such negotiations do not lead to a mutually satisfactory resolution, the government may require us to enter into arbitration proceedings and agree to terms that are less favorable to us than our existing agreement. In the event the government does not mandate arbitration, these negotiations may result in a prolonged dispute with our general union. We also have agreements with our Copa employees in São Paulo, Brazil. We have traditionally experienced good relations with our unions, and we generally agree to terms in line with the economic environment affecting Panama, our company and the airline industry generally.
Copa Colombia’s pilots and flight attendants are represented by two separate unions. The pilots’ union, Asociación Colombiana de Aviadores Civiles (ACDAC), represents Copa Colombia’s pilots and co-pilots. The flight attendants’ union, Asociación Colombiana de Auxiliares de Vuelo (ACAV), represents all of Copa Colombia’s flight attendants. Copa Colombia’s entered into a new collective bargaining agreement with ACDAC on March 3, 2008 and will be effect until June 30, 2011. Typically, collective bargaining agreements in Colombia are valid for a period of two to four years. Copa Colombia has traditionally experienced good relations with its unions.
E. Share Ownership
The members of our Board of Directors and our executive officers as a group own 1.03% of our Class A shares. See “Item 7A. Major Shareholders and Related Party Transactions.”
For a description of stock options granted to our Board of Directors and our executive officers, see “—Compensation—Long Term Incentive Compensation Program”.
Item 7. Major Shareholders and Related Party Transactions
A. Major Shareholders
The following table sets forth information relating to the beneficial ownership of our Class A shares as of December 31, 2010 by each person known to us to beneficially own 5% or more of our common shares and all our directors and officers as a group. Class A shares are limited voting shares entitled only to vote in certain specified circumstances. See “Item 10B. Additional Information — Memorandum and Articles of Association — Description of Capital Stock.”

	Class A Shares
	Beneficially Owned
	Shares	(%)(1)
CIASA(2)	0	—
Executive officers and directors as a group (20 persons)(4)	334,407	1.02%
Tempus Quo Capital Management, LLC. (3)	1,912,323	5.9%
Others	30,412,827	93.1%

Total	32,659,557	100%

(1)	Based on a total of 32,659,557 Class A shares outstanding.

(2)	CIASA owns 100% of the Class B shares of Copa Holdings, representing 25.1% of our total capital stock.

(3)
Based on a Schedule 13G filed with the SEC, dated February 11, 2011, in which Tempus Quo Capital Management, LLC. and certain related parties, reported beneficial ownership of 1,912,323 Class A Shares.

(4)	Number of shares as of March, 2011.

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
The holders of more than 78% of the issued and outstanding stock of CIASA have entered into a shareholders’ agreement providing that the parties to the agreement will vote all of their shares in CIASA together as a group on all matters concerning CIASA’s holdings of Class B shares. Additionally, this shareholders’ agreement restricts transfers of CIASA shares to non-Panamanian nationals. Messrs. Stanley Motta and Alberto C. Motta Jr. together exercise effective control of CIASA. In March 2010, CIASA converted a portion of its Class B shares into 1.6 million non-voting New York Stock Exchange listed Class A shares and sold such Class A shares in a SEC registered public offering. As a result, CIASA ´s ownership decreased from 29.2% to 25.1% of our capital stock. In the event CIASA seeks to reduce its ownership below 10% of our total share capital, our independent directors may decide to issue special voting shares solely to Panamanian nationals to maintain the ownership requirements mandated by the Panamanian Aviation Act.
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
B. Related Party and Certain Significant Transactions
Supplemental Agreement
Copa Holdings is a party to a supplemental agreement with CIASA and Continental entered into in connection with Continental’s May 2008 offering of our shares. The supplemental agreement terminates the shareholders’ agreement between the Company, CIASA and Continental that existed prior to Continental’s exit and further amends the amended and restated registration rights agreement between the parties. Pursuant to the supplemental agreement, UAL has the right to appoint a member of its senior management to our Board of Directors during the term of our alliance agreement with Continental.
Registration Rights Agreement
Under the registration rights agreement, as amended by the supplemental agreement, CIASA continues to have the right to make one demand on us with respect to the registration and sale of our common stock held by them. The registration expenses incurred in connection with the demand registration requested after the date hereof, which expenses exclude underwriting discounts and commissions, will be paid ratably by each security holder participating in such offering in proportion to the number of their shares that are included in the offering.

Commercial Agreements with UAL
Our alliance relationship with UAL is governed by several interrelated agreements between Copa and UAL. Each of the agreements as amended and restated will expire only upon three years’ written notice by one of the airlines to the other, which may not be given before May 2012. Other events of termination are set forth in the descriptions of the major alliance-related agreements set forth below.
Alliance Agreement. Under our alliance agreement with UAL, both entities agree to continue their codesharing relationship with extensions as they feel are appropriate and to work to maintain our antitrust immunity with the DOT. In order to support the codesharing relationship, the alliance agreement also contains provisions mandating a continued frequent flyer relationship between the airlines, setting minimum levels of quality of service for the airlines and encouraging cooperation in marketing and other operational initiatives. UAL and Copa are prohibited by the alliance agreement from entering into commercial agreements with certain classes of competing airlines, and the agreement requires both parties to include each other, as practicable, in their commercial relationships with other airlines. Other than by expiration as described above, the agreement is also terminable by an airline in cases of, among other things, uncured material breaches of the alliance agreement by the other airline, bankruptcy of the other airline, termination of the services agreement for breach by the other airline, termination of the frequent flyer participation agreement without entering into a successor agreement by the other airline, certain competitive activities, certain changes of control of either of the parties and certain significant operational service failures by the other airline.
Services Agreement. Under the services agreement, both entities agree to provide to each other certain services over the course of the agreement at the providing carrier’s incremental cost, subject to certain limitations. Services covered under the agreement include consolidating purchasing power for equipment purchases and insurance coverage, sharing management information systems, pooling maintenance programs and inventory management, joint training and employee exchanges, sharing the benefits of other purchase contracts for goods and services, telecommunications and other services. Other than by expiration as described above, the agreement is also terminable by a party in cases of, among other things, uncured material breaches of the alliance agreement by the other party , bankruptcy of the other party , termination of the services agreement for breach by the other party , termination of the frequent flyer participation agreement without entering into a successor agreement by the other party or certain changes of control of either of the parties and certain significant operational service failures by the other airline.
Frequent Flyer Participation Agreement. Under the frequent flyer participation agreement, we participate in Continental’s OnePass frequent flyer global program and on a co-branded basis in Latin America. Customers in the program receive credit for flying on segments operated by us, which can be redeemed for award travel on our flights and those of other partner airlines. The agreement also governs joint marketing agreements under the program, settlement procedures between the airlines and revenue-sharing under bank card affinity relationships. Further, if the services agreement is terminated or expires, the compensation structure of the frequent flyer program will be revised to be comparable to other of Continental’s frequent flyer relationships. We also have the right under the agreement to participate on similar terms in any successor program operated by Continental. Other than by expiration as described above, the agreement is also terminable by a party in cases of, among other things, uncured material breaches of the alliance agreement by the other party , bankruptcy of the other party , termination of the services agreement for breach by the other party , termination of the frequent flyer participation agreement without entering into a successor agreement by the other airline, certain changes of control of either of the parties and certain significant operational service failures by the other party. After the merger of United and Continental airlines, Continental and United airlines have maintained their individual frequent flyer programs “One Pass” and “Mileage Plus”, respectively. While eventually the two airlines may unify their frequent flyer programs, there is as of yet no concrete plan to do so.
Trademark License Agreement. Under the trademark license agreement, we have the right to use a logo incorporating a design that is similar to the design of the new UAL logo. We also have the right to use Continental’s trade dress, aircraft livery and certain other Continental marks under the agreement that allow us to more closely align our overall product with our alliance partner. The trademark license agreement is coterminous with the alliance agreement and can also be terminated for breach. In most cases, we will have a period of five years after termination to cease to use the marks on our aircraft, with less time provided for signage and other uses of the marks or in cases where the agreement is terminated for a breach by us.

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
Banco General, S.A.
We have a strong commercial banking relationship with Banco General, S.A., a Panamanian bank partially owned by our controlling shareholders. We have obtained financing from Banco General under short to medium-term financing arrangements for part of the commercial loan tranche of one of the Company’s Export-Import Bank facilities. We also maintain general lines of credit and time deposit accounts with Banco General Interest payments to Banco General totaled $1.0 million and 0.2 million in 2010 and 2009, respectively, and interest received from Banco General amounted to $ 0.1 million and $0.4 million and in 2010 and 2009, respectively. The outstanding debt balance at December 31 amounted to $ 1.5 million and $2.3 million in 2010 and 2009 respectively. These amounts are included in “Current maturities of long-term debt” and “Long-term debt” in the consolidated statement of financial position
ASSA Compañía de Seguros, S.A.
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
Petróleos Delta, S.A.
During 2005, we entered into a contract with Petróleos Delta, S.A. to supply our jet fuel needs. The price agreed to under this contract is based on the two week average of the U.S. Gulf Coast Waterborne Mean index plus local taxes, certain third-party handling charges and a handling charge to Delta. The contract has a one year term that automatically renews for one year periods unless terminated by one of the parties. While our controlling shareholders do not hold a controlling equity interest in Petróleos Delta, S.A., several of our directors are also board members of Petróleos Delta, S.A. Payments to Petróleos Delta totaled $170.7 million in 2010, $116.1 million in 2009.
Desarollo Inmobiliario del Este, S.A.
During January 2006, we moved into our recently constructed new headquarters located six miles away from Tocumen International Airport. We lease five floors consisting of approximately 104,000 square feet of the building from Desarollo Inmobiliario del Este, S.A., an entity controlled by the same group of investors that controls CIASA, under a 10-year lease at a rate of $0.1 million per month, which we believe to be a market rate. Payments to Desarrollo Inmobiliario del Este, S.A. totaled $ 2.0 million and $1.9 million in 2010 and 2009 respectively.
Galindo, Arias & Lopez
Most of our legal work is carried out by the law firm Galindo, Arias & Lopez. Messrs. Jaime Arias and Ricardo Alberto Arias, partners of Galindo, Arias & Lopez, are indirect shareholders of CIASA and serve on our Board of Directors. Payments to Galindo, Arias & Lopez totaled $0.6 million and $0.4 million in 2010 and 2009 respectively.

Other Transactions
We also purchase most of the alcohol and some of the other beverages served on our aircraft from Motta Internacional, S.A. and Global Brands, S.A., both of which are controlled by our controlling shareholders. We do not have any formal contracts for these purchases, but pay wholesale prices based on price lists periodically submitted by those importers. We paid approximately $0.8 million in 2010, $0.6 million in 2009 in these entities.
Our telecommunications services have been provided by Telecarrier. Some of the controlling shareholders of CIASA have a controlling interest in Telecarrier. Payments to Telecarrier totaled $0.7 million, and $0.9 million in 2010, and 2009 respectively.
The advertising agency that we use in Panama, Rogelio Diaz Publicidad (RDP), is owned by the brother-in-law of our chief executive officer. Gross invoices for all services performed through RDP totaled $0.6 million, $1.0 million in 2010, and 2009 respectively.
We have received services from Call Center Corporation, a call center that operates one of Copa’s reservations and sales services and handles calls from Panama as well as to most other countries to which Copa flies. One of our directors, Joseph Fidanque III, is one of the owners of this call center. Payments to Call Center Corporation totaled $3.8 million and $3.3 million in 2010 and 2009, respectively.
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
Dividends and Dividend Policy
The payment of dividends on our shares is subject to the discretion of our Board of Directors. Under Panamanian law, we may pay dividends only out of retained earnings and capital surplus. So long as we do not default in our payments under our loan agreements, there are no covenants or other restrictions on our ability to declare and pay dividends. Our Articles of Incorporation provide that all dividends declared by our Board of Directors will be paid equally with respect to all of the Class A and Class B shares. See “Item 10B. Additional Information—Memorandum and Articles of Association—Description of Capital Stock—Dividends.”

Effective February 10, 2010, our dividend policy allows the Board of Directors to provide our shareholders with a dividend payment in an amount ranging from 10% to 20% of our annual consolidated net income to be declared at our annual shareholders’ meeting and paid shortly thereafter. Our Board of Directors may, in its sole discretion and for any reason, amend or discontinue the dividend policy. Our Board of Directors may change the level of dividends provided for in this dividend policy or entirely discontinue the payment of dividends. Future dividends with respect to shares of our common stock, if any, will depend on, among other things, our results of operations, cash requirements, financial condition, contractual restrictions, business opportunities, provisions of applicable law and other factors that our Board of Directors may deem relevant.
On May 5, 2010, our Board of Directors declared an annual dividend of $1.09 per share payable June 15, 2010 to shareholders of record as of May 31, 2010 which represented an aggregate dividend payment of $47.9 million. On May 6, 2009, our Board of Directors declared an annual dividend of $0.37 per share payable June 15, 2009 to shareholders of record as of May 30, 2009 which represented an aggregate dividend payment of $16.3 million. On May 7, 2008, our Board of Directors declared an annual dividend of $0.37 per share payable June 15, 2008 to shareholders of record as of May 30, 2008 which represented an aggregate dividend payment of $16.2 million.
B. Significant Changes
None
Item 9. The Offer and Listing
A. Offer and Listing Details
Our Class A shares have been listed on the New York Stock Exchange, or NYSE, under the symbol “CPA” since December 14, 2005. The following table sets forth, for the periods indicated, the high and low prices for the Class A shares on the NYSE for the periods indicated.

	Low	High
2006
Annual	20.31	49.05
2007
Annual	30.25	73.33
2008
Annual	18.00	43.64
2009
Annual	20.36	56.78
First quarter	20.36	33.10
Second quarter	27.20	42.17
Third quarter	38.15	46.70
Fourth quarter	40.00	56.78
2010
Annual	42.06	63.08
First quarter	47.76	61.74
Second quarter	43.56	63.08
Third quarter	42.60	55.95
Fourth quarter	46.97	59.06
Last Six Months
November 2010	49.04	56.62
December 2010	55.62	59.06
January 2011	55.88	59.92
February 2011	50.95	58.50
March 2011	56.01	58.50
April 2011	49.54	55.24
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
Common Stock
Our authorized capital stock consists of 80 million shares, of common stock without par value, divided into Class A shares, Class B shares and Class C shares. As of December 31, 2010, we had 32,659,557 Class A shares issued, 10,938,125 Class B shares issued and outstanding, and no Class C shares outstanding. Class A and Class B shares have the same economic rights and privileges, including the right to receive dividends, except as described in this section.

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

Dividends
The payment of dividends on our shares is subject to the discretion of our Board of Directors. Under Panamanian law, we may pay dividends only out of retained earnings and capital surplus. Our Articles of Incorporation provide that all dividends declared by our Board of Directors will be paid equally with respect to all of the Class A and Class B shares. Our Board of Directors has adopted a dividend policy that provides for the payment of annual dividends, which range from 20% to 30% of our annual consolidated net income to Class A and Class B shareholders. Our Board of Directors may, in its sole discretion and for any reason, amend or discontinue the dividend policy. Our Board of Directors may change the level of dividends provided for in this dividend policy or entirely discontinue the payment of dividends.
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

C. Material Contracts
Commercial Agreements with UAL Airlines
Our alliance relationship with UAL is governed by several interrelated agreements. We have amended and restated each of these agreements and extended them through 2015 in connection with our initial public offering in December 2005. As a result of the UAL merger, UAL succeeded Continental as the contracting party in each of these commercial agreements.
Alliance Agreement between UAL and Copa Airlines. Under the alliance agreement, both parties agree to continue their codesharing relationship with extensions as they feel are appropriate and to work to maintain our antitrust immunity with the DOT. In order to support the codesharing relationship, the alliance agreement also contains provisions mandating a continued frequent flyer relationship between the parties, setting minimum levels of quality of service for the airlines and encouraging cooperation in marketing and other operational initiatives.
Services Agreement between UAL and Copa Airlines. Under the services agreement, both parties agree to provide to each other certain services over the course of the agreement at the providing carrier’s incremental cost, subject to certain limitations. Services covered under the agreement include consolidating purchasing power for equipment purchases and insurance coverage, sharing management information systems, pooling maintenance programs and inventory management, joint training and employee exchanges, sharing the benefits of other purchase contracts for goods and services, telecommunications and other services.
Frequent Flyer Participation Agreement between UAL and Copa Airlines. Under the frequent flyer participation agreement, we participate in Continental’s OnePass frequent flyer global program and on a co-branded basis in Latin America. Customers in the program receive credit for flying on segments operated by us, which can be redeemed for award travel on flights and those of other partner airlines. The agreement also governs joint marketing agreements under the program, settlement procedures between the airlines and revenue-sharing under bank card affinity relationships.
Trademark License Agreement between UAL and Copa Airlines. Under the trademark license agreement, Copa has the right to use a logo incorporating a globe design that is similar to the globe design of UAL’s logo. Copa also has the right to use UAL’s trade dress, aircraft livery and certain other UAL marks under the agreement that allow us to more closely align our overall product with our alliance partner.
Aircraft General Terms Agreement between The Boeing Company and Copa Airlines
In 1998, Copa entered into an agreement with the Boeing Company for the purchase of aircraft, installation of buyer furnished equipment provided by Copa, customer support services and product assurance. In addition to the aircraft supplied, the Boeing Company will provide maintenance training and flight training programs, as well as operations engineering support. The agreement has been amended several times since then, most recently in October 2010.
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
With respect to non-corporate United States Holders, certain dividends received in taxable years beginning before January 1, 2013 from a qualified foreign corporation may be subject to reduced rates of taxation. A foreign corporation generally is treated as a qualified foreign corporation with respect to dividends paid by that corporation on shares that are readily tradable on an established securities market in the United States. United States Treasury Department guidance indicates that our Class A shares, which are listed on the NYSE, are currently readily tradable on an established securities market in the United States. There can be no assurance, however, that our Class A shares will be considered readily tradable on an established securities market at a later date. Non-corporate United States Holders that do not meet a minimum holding period requirement during which they are not protected from the risk of loss or that elect to treat the dividend income as “investment income” pursuant to Section 163(d)(4) of the Code will not be eligible for the reduced rates of taxation regardless of our status as a qualified foreign corporation. In addition, the rate reduction will not apply to dividends if the recipient of a dividend is obligated to make related payments with respect to positions in substantially similar or related property. This disallowance applies even if the minimum holding period has been met. You should consult your own tax advisors regarding the application of these rules to your particular circumstances.
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

Passive Foreign Investment Company
We do not believe that we are a passive foreign investment company (a “PFIC”) for United States federal income tax purposes (or that we were one in 2010), and we expect to operate in such a manner so as not to become a PFIC. If, however, we are or become a PFIC, you could be subject to additional United States federal income taxes on gain recognized with respect to the Class A shares and on certain distributions, plus an interest charge on certain taxes treated as having been deferred under the PFIC rules. Further, non-corporate United States Holders will not be eligible for reduced rates of taxation on any dividends received from us in taxable years beginning prior to January 1, 2013, if we are a PFIC in the taxable year in which such dividends are paid or the preceding taxable year.
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
Aircraft Fuel. Our results of operations are affected by changes in the price and availability of aircraft fuel. To manage the price risk, we use crude oil option contracts, zero cost collars and swap agreements. Market risk is estimated as a hypothetical 10% increase in the December 31, 2010 cost per gallon of fuel. Based on projected 2011 fuel consumption, such an increase would result in an increase to aircraft fuel expense of approximately $38.4 million in 2011, not taking into account our derivative contracts. We have hedged approximately 25% and 9% of our anticipated fuel needs for 2011 and 2012, respectively. We may enter into additional hedging agreements in the future to reduce volatility of our fuel expenses.
Interest. Our earnings are affected by changes in interest rates due to the impact those changes have on interest expense from variable-rate debt instruments and operating leases and on interest income generated from our cash and investment balances. If interest rates average 10% more in 2011 than they did during 2010, our interest expense would increase by approximately $0.1 million and the fair value of our debt would decrease by approximately $0.9 million. If interest rates average 10% less in 2011 than they did in 2010, our interest income from marketable securities would decrease by approximately $0.5 million and the fair value of our debt would increase by approximately $0.9 million. These amounts are determined by considering the impact of the hypothetical interest rates on our variable-rate debt and marketable securities equivalent balances at December 31, 2010.

Foreign Currencies. The majority of our obligations are denominated in U.S. dollars. Since Panama uses the U.S. dollar as legal tender, the majority of our operating expenses are also denominated in U.S. dollars. Our foreign exchange risk is limited as approximately 42% of our revenues are in U.S. dollars. While a significant part of our revenues are in foreign currency, no single currency represented more than 11% of our operating revenues in 2010, except for the Colombian Peso which represented 15.7%. Generally, our exposure to most of these foreign currencies, with the exception of the Venezuelan Bolivar Fuerte and Cuban Peso, is limited to the period of up to two weeks between the completion of a sale and the conversion to U.S. dollars. The Colombian Peso is the functional currency of Copa Colombia, and therefore any revenue exposure is mitigated by the operating expenses, which we also denominate in Colombian Peso.
2010 Revenues and Expenses Breakdown by Currency

	Revenue	Expense
Argentinean Peso	6.5%	2.0%
Brazilian Real	8.3%	4.2%
Chilean Peso	2.9%	1.1%
Colombian Peso	15.7%	11.5%
Costa Rican Colon	2.1%	0.9%
Mexican Peso	3.2%	1.6%
U.S. Dollar	42.0%	66.7%
Venezuelan Bolivar Fuerte	11.1%	8.5%
Other(1)	8.1%	3.6%

(1)	Dominican Peso, European Euro, Guatemalan Quetzal, Jamaican Dollar, Honduran Lempira, Haitian Gourde, Uruguayan Peso, Bolivian Boliviano, Trinidad and Tobago Dollar
Item 12. Description of Securities Other than Equity Securities
Not applicable.
Part II
Item 13. Defaults, Dividend Arrearages and Delinquencies
None
Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds
None
Item 15. Controls and Procedures
Disclosure controls and procedures
Disclosure controls and procedures are designed to ensure that information required to be disclosed by the Company in reports filed or submitted under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms. We carried out an evaluation under the supervision of our management, including our chief executive officer and chief financial officer, of the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2010. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure.

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
Management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2010. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control—Integrated Framework. Based on this assessment, management believes that, as of December 31, 2010, the Company’s internal control over financial reporting is effective based on those criteria.
The effectiveness of our internal controls over financial reporting as of December 31, 2010 has been audited by Ernst & Young, the independent registered public accounting firm who also audited the Company’s consolidated financial statements. Ernst & Young’s attestation report on the effectiveness of the Company’s internal controls over financial reporting is included herein.
Changes in internal control
No significant changes in our internal controls or in other factors that could significantly affect these controls subsequent to the date of the evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses, were made as a result of the evaluation.
Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders
COPA HOLDINGS, S.A.

We have audited Copa Holdings, S.A. (the “Company”) and its subsidiaries’ internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Copa Holdings, S.A. and its subsidiaries’ management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s report. Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provide a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Copa Holdings, S.A. and its subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated statements of financial position of Copa Holdings, S.A. and its subsidiaries as of December 31, 2010 and 2009 and January 1, 2009 and related statements of income, comprehensive income, changes in equity and cash flows for each of the two years in the period ended December 31, 2010 and our report dated May 13, 2011 expressed an unqualified opinion thereon.

/s/ Ernst and Young

May 13, 2011
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

Item 16C. Principal Accountant Fees and Services
The following table sets forth by category of service the total fees for services performed by our independent auditors Ernst & Young during the fiscal years ended December 31, 2010 and 2009:

	2009	2010
Audit Fees	$715,000	$662,000
Audit-Related Fees	—	—
Tax Fees	—	—
All Other Fees	538,991	205,000

Total	$1,253,991	$867,000
Audit Fees
Audit fees for 2010 and 2009 included the audit of our annual financial statements and internal controls, the review of our quarterly reports.
Audit-Related Fees
There were no audit-related fees for 2010.
Tax Fees
There were no tax fees for 2010.
All Other Fees
Other fees for 2010 and 2009 included amounts paid for permitted consulting services performed by Ernst & Young and pre-approved by our audit committee.
Pre-Approval Policies and Procedures
Our audit committee approves all audit, audit-related services, tax services and other services provided by Ernst & Young. Any services provided by Ernst & Young that are not specifically included within the scope of the audit must be pre-approved by the audit committee in advance of any engagement. Pursuant to Rule 2-01 of Regulation S-X, audit committees are permitted to approve certain fees for audit-related services, tax services and other services pursuant to a de minimis exception prior to the completion of an audit engagement. In 2010, none of the fees paid to Ernst & Young were approved pursuant to the de minimis exception.
Item 16D. Exemptions from the Listing Standards for Audit Committees
None
Item 16E. Purchase of Equity Securities by the Issuer and Affiliated Purchasers
None
Item 16F. Changes in Registrant’s Certifying Accountant
None
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
See “Item 18. Financial Statements”
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

10.15	**†	Aircraft Lease Agreement, dated as of November 30, 2003, between International Lease Finance Corporation and Compañía Panameña de Aviación, S.A., New B737-700 or 800, Serial No. 30676
10.16	**†	Aircraft Lease Agreement, dated as of March 4, 2004, between International Lease Finance Corporation and Compañía Panameña de Aviación, S.A., New B737-700 or 800, Serial No. 32800
10.17	**†	Aircraft Lease Agreement dated as of December 23, 2004, between Wells Fargo Bank Northwest, N.A. and Compañía Panameña de Aviación, S.A., in respect of Boeing B737-800 Aircraft, Serial No. 29670
10.18	**†	Embraer 190LR Purchase Agreement DCT-006/2003 dated as of May 2003 between Embraer— Empresa Brasileira de Aeronáutica S.A. and Regional Aircraft Holdings Ltd.
10.19	**†	Letter Agreement DCT-007/2003 between Embraer—Empresa Brasileira de Aeronáutica S.A. and Regional Aircraft Holdings Ltd., relating to Purchase Agreement DCT-006/2003
10.20	**†	Letter Agreement DCT-008/2003 between Embraer—Empresa Brasileira de Aeronáutica S.A. and Regional Aircraft Holdings Ltd., relating to Purchase Agreement DCT-006/2003
10.21	*†	Embraer 190 Purchase Agreement COM 0028-06 dated February 2006 between Embraer—Empresa Brasileira de Aeronáutica S.A. and Copa Holdings, S.A. relating to Embraer 190LR aircraft
10.22	*†	Letter Agreement COM 0029-06 to the Embraer Agreement dated February 2006 between Embraer—Empresa Brasileira de Aeronáutica S.A. and Copa Holdings, S.A. relating to Embraer 190LR aircraft
10.23	**†	Aircraft General Terms Agreement, dated November 25, 1998, between The Boeing Company and Copa Holdings, S.A.
10.24	**†	Purchase Agreement Number 2191, dated November 25, 1998, between The Boeing Company and Copa Holdings, S.A., Inc. relating to Boeing Model 737-7V3 & 737-8V3 Aircraft
10.25	**†	Supplemental Agreement No. 1 dated as of June 29, 2001 to Purchase Agreement Number 2191 between The Boeing Company and Copa Holdings, S.A.
10.26	**†	Supplemental Agreement No. 2 dated as of December 21, 2001 to Purchase Agreement Number 2191 between The Boeing Company and Copa Holdings, S.A.

10.27	**†	Supplemental Agreement No. 3 dated as of June 14, 2002 to Purchase Agreement Number 2191 between The Boeing Company and Copa Holdings, S.A.
10.28	**†	Supplemental Agreement No. 4 dated as of December 20, 2002 to Purchase Agreement Number 2191 between The Boeing Company and Copa Holdings, S.A.
10.29	**†	Supplemental Agreement No. 5 dated as of October 31, 2003 to Purchase Agreement Number 2191 between The Boeing Company and Copa Holdings, S.A.
10.30	**†	Supplemental Agreement No. 6 dated as of September 9, 2004 to Purchase Agreement Number 2191 between The Boeing Company and Copa Holdings, S.A.
10.31	**†	Supplemental Agreement No. 7 dated as of December 9, 2004 to Purchase Agreement Number 2191 between The Boeing Company and Copa Holdings, S.A.
10.32	**†	Supplemental Agreement No. 8 dated as of April 15, 2005 to Purchase Agreement Number 2191 between The Boeing Company and Copa Holdings, S.A.
10.33	*†	Supplemental Agreement No. 9 dated as of March 16, 2006 to the Boeing Purchase Agreement Number 2191 dated November 25, 1998 between the Boeing Company and Copa Holdings, S.A.
10.34	*†	Supplemental Agreement No. 10 dated as of May 8, 2006 to the Boeing Purchase Agreement Number 2191 dated November 25, 1998 between the Boeing Company and Copa Holdings, S.A.
10.35	**†	Maintenance Cost per Hour Engine Service Agreement, dated March 5, 2003, between G.E. Engine Services, Inc. and Copa Holdings, S.A.
10.36	**†	English translation of Aviation Fuel Supply Agreement, dated July 18, 2005, between Petróleos Delta, S.A. and Compañía Panameña de Aviación, S.A.
10.37	**	Form of Guaranteed Loan Agreement
10.38	**	Form of Amended and Restated Alliance Agreement between Continental Airlines, Inc. and Compañía Panameña de Aviación, S.A.
10.39	**	Form of Amended and Restated Services Agreement between Continental Airlines, Inc. and Compañía Panameña de Aviación, S.A.
10.40	**	Form of Amended and Restated Frequent Flyer Program Participation Agreement
10.41	**	Form of Copa Holdings, S.A. 2005 Stock Incentive Plan
10.42	**	Form of Copa Holdings, S.A. Restricted Stock Award Agreement
10.43	**	Form of Indemnification Agreement with the Registrant’s directors
10.44	†	Supplemental Agreement No. 11 dated as of August 30, 2006 to the Boeing Purchase Agreement Number 2191 dated November 25, 1998 between the Boeing Company and Copa Holdings, S.A.
10.45	†	Supplemental Agreement No. 12 dated as of February 26, 2007 to the Boeing Purchase Agreement Number 2191 dated November 25, 1998 between the Boeing Company and Copa Holdings, S.A.
10.46	†	Supplemental Agreement No. 13 dated as of April 23, 2007 to the Boeing Purchase Agreement Number 2191 dated November 25, 1998 between the Boeing Company and Copa Holdings, S.A.
10.47	†	Supplemental Agreement No. 14 dated as of August 31, 2007 to the Boeing Purchase Agreement Number 2191 dated November 25, 1998 between the Boeing Company and Copa Holdings, S.A.
10.48	†	Supplemental Agreement No. 15 dated as of February 21, 2008 to the Boeing Purchase Agreement Number 2191 dated November 25, 1998 between the Boeing Company and Copa Holdings, S.A.
10.49	†	Supplemental Agreement No. 16 dated as of June 30, 2008 to the Boeing Purchase Agreement Number 2191 dated November 25, 1998 between the Boeing Company and Copa Holdings, S.A.

10.50	†	Supplemental Agreement No. 17 dated as of December 15, 2008 to the Boeing Purchase Agreement Number 2191 dated November 25, 1998 between the Boeing Company and Copa Holdings, S.A.
10.51	†	Supplemental Agreement No. 18 dated as of July 15, 2009 to the Boeing Purchase Agreement Number 2191 dated November 25, 1998 between the Boeing Company and Copa Holdings, S.A
10.52	†	Supplemental Agreement No. 19 dated as of August 31, 2009 to the Boeing Purchase Agreement Number 2191 dated November 25, 1998 between the Boeing Company and Copa Holdings, S.A
10.53	†	Supplemental Agreement No. 20 dated as of November 19, 2009 to the Boeing Purchase Agreement Number 2191 dated November 25, 1998 between the Boeing Company and Copa Holdings, S.A
10.54	††	Supplemental Agreement No. 21 dated as of May 28, 2010 to the Boeing Purchase Agreement Number 2191 dated November 25, 1998 between the Boeing Company and Copa Holdings, S.A
10.55	††	Supplemental Agreement No. 22 dated as of September 24, 2010 to the Boeing Purchase Agreement Number 2191 dated November 25, 1998 between the Boeing Company and Copa Holdings, S.A
10.56	††	Supplemental Agreement No. 23 dated as of October, 2010 to the Boeing Purchase Agreement Number 2191 dated November 25, 1998 between the Boeing Company and Copa Holdings, S.A
12.1		Certification of the Chief Executive Officer, pursuant to Rules 13a-14 and 15d-14 under the Securities Exchange Act of 1934.
12.2		Certification of the Chief Financial Officer, pursuant to Rules 13a-14 and 15d-14 under the Securities Exchange Act of 1934.
13.1		Certification of Chief Executive Officer, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2		Certification of the Chief Financial Officer, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
21.1	**	Subsidiaries of the Registrant

*	Previously filed with the SEC as an exhibit and incorporated by reference from our Registration Statement on Form F-1, filed June 15, 2006, File No. 333-135031.

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
Title: Chief Executive Officer
Dated: May 13, 2011

Consolidated Financial Statements
Copa Holdings, S. A. and Subsidiaries
Year ended December 31, 2010
with Independent Auditors’ Report

COPA HOLDINGS, S. A. AND SUBSIDIARIES

Contents

COPA HOLDINGS, S. A. AND SUBSIDIARIES

Contents

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders
COPA HOLDINGS, S.A.

We have audited the accompanying consolidated statements of financial position of Copa Holdings, S.A. and its subsidiaries as of December 31, 2010 and 2009 and January 1, 2009, and the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the two years in the period ended December 31, 2010. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Copa Holdings, S.A. and its subsidiaries at December 31, 2010 and 2009 and January 1, 2009, and the consolidated results of their operations and their cash flows for each of the two years in the period ended December 31, 2010, in conformity with International Financial Reporting Standards, as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Company’s internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated May 13, 2011 expressed an unqualified opinion thereon.

/s/ Ernst and Young

May 13, 2011
Panama City, Republic of Panama

COPA HOLDINGS, S. A. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(In US$ thousands)

		As of	As of	As of
		December 31,	December 31,	January 1,
	Notes	2010	2009	2009
ASSETS
Current Assets:
Cash and cash equivalents	4	$207,690	$262,656	$220,808
Short-term investments	5	194,913	89,412	176,018

Total cash, cash equivalents and short-term investments		402,603	352,068	396,826

Accounts receivable	6	88,774	76,392	70,609
Accounts receivable from related parties	18	613	4,399	4,592
Expendable parts and supplies	7	45,982	27,098	22,049
Prepaid expenses	8	31,789	30,458	24,470
Other current assets	9	24,622	12,607	4,571

Total Current Assets		594,383	503,022	523,117

Investments	5	6,224	6,407	11,145

Property, Plant and Equipment:
Flight equipment	11	1,782,070	1,451,312	1,375,042
Other		59,426	45,126	41,415

		1,841,496	1,496,438	1,416,457
Less: Accumulated depreciation	11	(274,940)	(214,963)	(168,802)

		1,566,556	1,281,475	1,247,655

Purchase deposits for flight equipment	12	205,972	198,697	84,861

Total Property and Equipment		1,772,528	1,480,172	1,332,516

Other Assets:
Prepaid pension asset		8,157	6,831	5,594
Goodwill	13	25,475	23,852	21,732
Other intangible assets	13	43,465	42,593	38,057
Other assets	10	105,765	98,331	73,950

Total Other Assets		182,862	171,607	139,333

Total Assets		$2,555,997	$2,161,208	$2,006,111

The accompanying notes are an integral part of these consolidated financial statements.

COPA HOLDINGS, S. A. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (CONTINUED)
(In US$ thousands)

		As of	As of	As of
		December 31,	December 31,	January 1,
	Notes	2010	2009	2009

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current Liabilities:
Current maturities of long-term debt	14	$100,860	$94,550	115,833
Accounts payable		66,005	50,884	54,066
Accounts payable to related parties	18	13,895	14,103	11,510
Air traffic liability		208,735	180,957	178,818
Taxes and interest payable		49,852	43,227	37,194
Accrued expenses payable	15	47,614	49,058	40,642
Other current liabilities	16	10,934	10,837	60,349

Total Current Liabilities		497,895	443,616	498,412

Non-Current Liabilities:
Long-term debt	14	888,681	750,971	800,196
Post employment benefits liability		5,733	5,285	4,606
Other long-term liabilities	17	33,703	26,283	18,176
Deferred tax liabilities	21	20,016	23,920	15,377

Total Non-Current Liabilities		948,133	806,459	838,355

Total Liabilities		1,446,028	1,250,075	1,336,767

Shareholders’ Equity:
Class A common stock - 33,025,284 (2009 - 31,136,619) shares issued, 32,659,557 (2009 - 30,566,853) outstanding		22,291	20,864	20,761
Class B common stock - 10,938,125 (2009 - 12,778,125) shares issued			—	—
and outstanding, no par value		7,466	8,722	8,722
Additional paid in capital		26,110	22,196	17,613
Retained earnings		1,051,692	858,543	625,711
Accumulated other comprehensive income (loss)		2,410	808	(3,463)

Total Shareholders’ Equity		1,109,969	911,133	669,344

Total Liabilities and Shareholders’ Equity		$2,555,997	$2,161,208	$2,006,111

The accompanying notes are an integral part of these consolidated financial statements.

COPA HOLDINGS, S. A. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
(In US$ thousands)

		Year Ended December 31,
	Notes	2010	2009

Operating revenue:
Passenger revenue		$1,338,581	$1,189,706
Cargo, mail and other		76,225	66,370

		1,414,806	1,256,076

Operating expenses:
Aircraft fuel		354,427	300,816
Salaries and benefits	22	178,845	157,045
Passenger servicing		133,718	125,150
Commissions		45,331	47,457
Maintenance, material and repairs		62,229	55,720
Reservations and sales		58,813	56,280
Aircraft rentals		46,334	46,538
Flight operations		70,648	60,873
Depreciation and amortization	11,13	62,962	50,876
Landing fees and other rentals		40,320	33,628
Other		71,531	62,190
Special fleet charges	27	—	19,417

		1,125,158	1,015,990

Operating income		289,648	240,086

Non-operating expense (income):
Interest costs		29,981	32,938
Interest capitalized		—	(693)
Interest income		(4,759)	(9,185)
Exchange rate difference	19	20,625	(208)
Mark to market fuel derivative		(11,721)	(58,040)
Other, net		(4,501)	(707)

		29,625	(35,895)

Income before income taxes		260,023	275,981

Provision for income taxes	21	18,966	26,894

Net income		$241,057	$249,087

Earnings per share (Basic and diluted)	23	$5.48	$5.67
The accompanying notes are an integral part of these consolidated financial statements.

COPA HOLDINGS, S. A. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(In US$ thousands)

	Year Ended December 31,
	2010	2009

Net income	$241,057	$249,087

Other income and expense credited/charge to net equity, net of tax
Net change in fair value of derivative instruments	(1,301)	1,509
Exchange effect on intercompany long term balance	(1,062)	(1,486)
Foreign currency translation	3,965	4,248

Other comprehensive income for the year	1,602	4,271

Total comprehensive income for the year	$242,659	$253,358

The accompanying notes are an integral part of these consolidated financial statements.

COPA HOLDINGS, S. A. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(In US$ thousands)

								Accumulated
		Common Stock				Additional		Other
		(Non-par value)		Issued Capital		Paid in	Retained	Comprehensive
	Notes	Class A	Class B	Class A	Class B	Capital	Earnings	Income (Loss)	Total
At January 1, 2009		30,416,441	12,778,125	$20,761	$8,722	$17,613	$625,711	$(3,463)	$669,344
Issuance of stock		150,412		103		(103)
Total comprehensive income							249,087	4,271	253,358
Restricted stock plan						4,686			4,686
Dividends declared							(16,255)		(16,255)

At December 31, 2009		30,566,853	12,778,125	$20,864	$8,722	$22,196	$858,543	$808	$911,133

Issuance of stock		2,092,704	(1,840,000)	1,427	(1,256)	(171)
Total comprehensive income							241,057	1,602	242,659
Restricted stock plan						4,085			4,085
Dividends declared	24						(47,908)		(47,908)

At December 31, 2010		32,659,557	10,938,125	$22,291	$7,466	$26,110	$1,051,692	$2,410	$1,109,969

The accompanying notes are an integral part of these consolidated financial statements.

COPA HOLDINGS, S. A. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In US$ thousands)

	Years Ended December 31,
	2010	2009
Cash flows from operating activities
Net income	$241,057	$249,087
Adjustments for:
Provision for income tax	18,966	26,894
Interest cost	29,981	32,938
Interest income	(4,759)	(9,185)
Depreciation and amortization	62,962	50,876
Gain on sale of property and equipment	(20)	—
Special fleet charges	—	8,923
Provision for impairment	(540)	55
Allowance for obsolescence	36	25
Derivative instruments mark to market	(13,555)	(59,010)
Stock compensation	4,032	4,686
Impairment to the brand name	1,500	—
Currency translation adjustment	62	—
Income tax paid	(13,041)	(13,843)
Interest paid	(26,249)	(32,076)
Interest received	3,319	8,304

Changes in:
Accounts receivable	(10,208)	(4,280)
Accounts receivable from related parties	4,064	524
Other current assets	(32,448)	(12,997)
Restricted cash	182	40,934
Other assets	(9,197)	(23,002)
Accounts payable	13,207	(3,666)
Accounts payable to related parties	(1,832)	7,444
Air traffic liability	27,106	1,039
Other liabilities	(1,824)	17,629

Net cash provided by operating activities	292,801	291,299

Cash flows from investing activities
Acquisition of investments	(340,268)	(217,905)
Proceeds from redemption of investments	234,768	268,314
Advance payments on aircraft purchase contracts	(157,292)	(151,676)
Acquisition of property and equipment	(191,437)	(59,857)
Disposal of property and equipment	8,797	810

Net cash flows used in investing activities	(445,432)	(160,314)

Cash flows from financing activities
Proceeds from loans and borrowings	282,072	103,780
Payments on loans and borrowings	(138,697)	(175,374)
Paid-in capital	53	—
Dividends declared and paid	(47,908)	(16,255)

Net cash flows provided (used) in financing activities	95,520	(87,849)

Effect of exchange rate change on cash	2,145	(1,288)

Net (decrease) increase in cash and cash equivalents	(54,966)	41,848
Cash and cash equivalents at January 1st	262,656	220,808

Cash and cash equivalents at December 31	$207,690	$262,656

The accompanying notes are an integral part of these consolidated financial statements.

COPA HOLDINGS, S. A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2010
(In US$ thousands)
1. Corporate Information
Copa Holdings, S. A. (“the Company”) is a leading Latin American provider of international airline passenger and cargo services. The Company was incorporated according to the laws of the Republic of Panama. The Company owns 99.9% of the shares of Compañía Panameña de Aviación, S. A. (“Copa Airlines”), 100% of the shares of Oval Financial Leasing, Ltd. (“OVAL”), and 99.9% of the shares of AeroRepública, S.A. (“Copa Colombia”).
Copa Airlines, the Company’s core operation, is incorporated according to the laws of the Republic of Panama and provides international air transportation for passengers, cargo and mail. Copa Airlines operates from its Panama City hub in the Republic of Panama, from where it offers approximately 166 daily scheduled flights among 46 destinations in 25 countries in North, Central and South America and the Caribbean. Additionally, Copa Airlines provides passengers with access to flights to more than 130 other international destinations through codeshare agreements with United Continental and other airlines. The Company has a broad commercial alliance with United Continental which includes joint marketing, code-sharing arrangements, participation in United Continental’s OnePass frequent flyer loyalty program and access to United Continental’s VIP lounge program, President’s Club, along with other benefits such as improved purchasing power in negotiations with service providers, aircraft vendors and insurers. In 2010, Copa Airlines was accepted to become a future member of the Star Alliance. Copa Airlines’ passengers, who are members of the frequent flyer program, can earn OnePass miles on all flights operated by Star Alliance partners as well as are eligible to redeem their OnePass miles for free reward tickets on any of Star Alliance’s 1,292 global destinations.
Copa Colombia is a domestic Colombian air carrier, which is incorporated according to the laws of the Republic of Colombia and provides domestic service to 12 cities in Colombia with a point-to-point route network as well as international service to seven (7) cities. During the third quarter 2010, AeroRepública, S, A. began to operate under Copa Colombia brand.
OVAL is incorporated according to the laws of the British Virgin Islands, and controls the special purpose entities that have a beneficial interest in 47 aircraft, all of which are leased to either Copa Airlines or Copa Colombia.
As of December 31, 2010, the Company operates a fleet of 63 aircraft with an average age of 4.79 years; consisting of 37 modern Boeing 737-Next Generation aircraft and 26 Embraer 190 aircraft.

COPA HOLDINGS, S. A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2010
(In US$ thousands)
1. Corporate Information (continued)
The Company’s principal executive offices are located at Boulevard Costa del Este, Avenida Principal y Avenida de la Rotonda, Urbanización Costa del Este, Complejo Business Park, Torre Norte, Parque Lefevre, Panama City, Republic of Panama.
As used in these Notes to Consolidated Financial Statements, the terms “the Company”, “we”, “us”, “our” and similar terms refer to Copa Holdings, S.A. and, unless the context indicates otherwise, its consolidated subsidiaries.
The consolidated financial statements have been authorized by Management for issue on May 13, 2011.
2. Summary of Significant Accounting Policies
The principal accounting policies adopted by the Company for the preparation of these consolidated financial statements are as follows:
2.1 Basis of Presentation
The Company’s consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”). These are the Company first consolidated financial statements prepared in accordance with IFRS and IFRS 1 First-time Adoption of International Financial Reporting Standards (“IFRS 1”) has been applied.
The consolidated financial statements have been prepared on a historical cost basis, except for certain assets and liabilities, which are measured at fair value, as set out in each specific accounting policy for such assets and liabilities. The consolidated financial statements are presented in United States dollars and all values are rounded to the nearest thousand U.S.$000, except when otherwise indicated.
The Company has applied all IFRS standards that are effective as of December 31, 2010, the end of its first IFRS financial reporting period.
An explanation of how the transition to IFRSs has affected the reported financial position, financial performance and cash flows of the Company is provided in note 3.

COPA HOLDINGS, S. A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2010
(In US$ thousands)
Standards issued but not yet effective
Standards issued but not yet effective up to the date of issuance of the Company’s financial statements are listed below. This listing is of standards and interpretations issued, which the Company reasonably expects to be applicable at a future date. The Company intends to adopt those standards when they become effective.
•
IAS 24 Related Party Disclosures (Amendment) The amended standard is effective for annual periods beginning on or after 1 January 2011. It clarified the definition of a related party to simplify the identification of such relationships and to eliminate inconsistencies in its application. The revised standard introduces a partial exemption of disclosure requirements for government related entities. The Company does not expect any impact on its financial position or performance. Early adoption is permitted for either the partial exemption for government-related entities or for the entire standard. The Company has not early adopted this standard.

•
IAS 32 Financial Instruments: Presentation — Classification of Rights Issues (Amendment) The amendment to IAS 32 is effective for annual periods beginning on or after 1 February 2010 and amended the definition of a financial liability in order to classify rights issues (and certain options or warrants) as equity instruments in cases where such rights are given pro rata to all of the existing owners of the same class of an entity’s non-derivative equity instruments, or to acquire a fixed number of the entity’s own equity instruments for a fixed amount in any currency. This amendment will have no impact on the Company after initial application.

•
IFRS 9 Financial Instruments: Classification and Measurement IFRS 9 as issued reflects the first two phases of the IASBs work on the replacement of IAS 39 and applies to classification and measurement of financial assets and financial liabilities as defined in IAS 39. The standard is effective for annual periods beginning on or after 1 January 2013. In subsequent phases, the IASB will address hedge accounting and derecognition. The completion of this project is expected in early 2011. The adoption of the first two phases of IFRS 9 will have an effect on the classification and measurement of the Company’s financial assets and financial liabilities. The Company will quantify the effect in conjunction with the other phases, when issued, to present a comprehensive picture.

•
IFRIC 14 Prepayment of a minimum funding requirement (Amendment) The amendment to IFRIC 14 is effective for annual periods beginning on or after 1 January 2011 with retrospective application. The amendment provides guidance on assessing the recoverable amount of a net pension asset. The amendment permits an entity to treat the prepayment of a minimum funding requirement as an asset. The amendment is not expected to have a material impact on the financial statements of the Company.

COPA HOLDINGS, S. A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2010
(In US$ thousands)
2.2 New and Amended Accounting Pronouncements and Interpretations (continued)
•
IFRIC 19 Extinguishing Financial Liabilities with Equity Instruments IFRIC 19 is effective for annual periods beginning on or after 1 July 2010. The interpretation clarifies that equity instruments issued to a creditor to extinguish a financial liability qualify as consideration paid. The equity instruments issued are measured at their fair value. In case that this cannot be reliably measured, the instruments are measured at the fair value of the liability extinguished. Any gain or loss is recognized immediately in profit or loss. The adoption of this interpretation is not expected to have a material effect on the financial statements of the Company.

Improvements to IFRSs (issued in May 2010)
The IASB issued Improvements to IFRSs, an omnibus of amendments to its IFRS standards. The amendments have not been adopted as they become effective for annual periods on or after either 1 July 2010 or 1 January 2011. The amendments listed below, are considered to have a reasonable possible impact on the Company:
•	IFRS 3 Business Combinations

•	IFRS 7 Financial Instruments: Disclosures

•	IAS 1 Presentation of Financial Statements

•	IAS 27 Consolidated and Separate Financial Statements

•	IFRIC 13 Customer Loyalty Programmes
2.3 Principles of Consolidation
These consolidated financial statements comprise the financial statements of the Company and its subsidiaries. The financial statements of subsidiaries are prepared for the same reporting period as the parent company, using consistent accounting policies. Subsidiaries are consolidated from the date on which control is obtained by the Company and continue to be consolidated until the date when control ceases. All intercompany accounts, transactions and profits arising from consolidated entities have been eliminated in consolidation.
2.4 Significant Accounting Judgments, Estimates and Assumptions
The preparation of the Company’s financial statements requires management to make judgments, estimates and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities, at the reporting date. Actual results could differ from those estimates. However, uncertainty about these assumptions and estimates could result in outcomes that could require a material adjustment to the carrying amount of the related asset or liability in the future.
a) Judgments
In the process of applying the Company’s accounting policies, management has made judgment, apart from those involving estimations. The judgments that have the most significant effect on the amounts recognized in the consolidated financial statements are operating lease commitments.

COPA HOLDINGS, S. A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2010
(In US$ thousands)
2.4 Significant Accounting Judgments, Estimates and Assumptions (continued)
The Company has entered into lease contracts on the aircraft it operates. The Company has determined, based on the terms and conditions of the arrangements, that all the significant risks and rewards of ownership of the aircraft it operates are not transferred, so it accounts for the contracts as operating leases.
b) Estimates and Assumptions
The estimates and associated assumptions are based on historical experience and various other factors believed to be reasonable under the circumstances. These underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised.
The Company believes that the tax positions taken are reasonable. However, various taxing authorities may challenge the positions taken resulting in additional liabilities for taxes and interest that may become payable in future years as a result of audits by the tax authorities. The tax positions involve considerable judgment on the part of management and tax positions are reviewed and adjusted to account for changes in circumstances, such as lapsing of applicable statutes of limitations, conclusions of tax audits, additional exposures based on identification of new issues or court decisions affecting a particular tax issue. Actual results could differ from estimates.
The Company assesses whether there are any indicators of impairment for all non-financial assets at each reporting date. Goodwill and indefinite-lived intangible assets are tested for impairment annually and at other times when such indicators exist. The recoverable amounts of cash-generating units have been determined based on value-in-use calculations. The value in use is determined using discounted cash flow assumptions established by management.
The Company’s management has determined that the residual value of the aircraft components owned is 15% of the cost of the asset, so the depreciation of flight equipment is made accordingly. Annually, management reviews the useful life and salvage value of each of these assets.
2.5 Cash and Cash Equivalents
Cash and cash equivalents comprise cash at banks, money market accounts and time deposits with original maturities of three months or less when purchased.
For the purpose of the consolidated statement of cash flows, cash and cash equivalents consist of cash net of outstanding bank overdraft.

COPA HOLDINGS, S. A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2010
(In US$ thousands)
2.6 Financial Instruments — Initial recognition and subsequent measurement
Financial instruments within the scope of IAS 39 are classified as: (a) financial assets and liabilities at fair value through profit or loss, (b) receivables, (c) held to maturity investments or as (d) derivatives designated as hedging instruments in an effective hedge, as appropriate. The Company determines the classification of its financial assets at initial recognition.
All financial assets and liabilities are recognized initially at fair value plus directly attributable transaction costs, in the case of investments not at fair value through profit and loss.
Subsequent measurement of financial assets and liabilities depends on their classification.
The Company’s financial assets include cash and short-term and long-term deposits, trade and other receivables and derivative financial instruments.
a) Held to maturity investments
The Company invests in short-term time deposits with original maturities of more than three months but less than one year. Additionally, the Company invests in long-term time deposits with maturities greater than one year. These investments are classified as short and long-term investments, respectively, in the accompanying consolidated statement of financial position. All of these investments are classify as held-to-maturity securities and are subsequently measured at amortized cost, since the Company has determined that it has the intent and ability to hold the securities to maturity. Restricted cash is classified within short-term and long-term investments and is held as collateral for letters of credit.
b) Receivable
Accounts receivable, which generally have 30 days terms, are recognized and carried at original invoice amount less a provision for impairment which approximates fair value given their short term nature.
The Company records its best estimate of provision for impairment of receivables, on the basis of various factors, including: varying customer classifications, agreed upon credit terms, and the age of the individual debt.

COPA HOLDINGS, S. A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2010
(In US$ thousands)
2.7 Impairment
a) Impairment of Financial Assets
Company assesses at the end of each reporting period whether there is objective evidence that a financial asset or group of financial assets is impaired. A financial asset or group of financial assets are impaired and impairment losses are incurred only if there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the asset (a “loss event”) and that loss event (or events) has an impact on the estimated future cash flows of the financial asset or group of financial assets that can be reliably estimated.
The criteria that the Company uses to determine that there is objective evidence of an impairment loss include: significant financial difficulty of the issuer or obligor; a breach of contract, such as default or delinquency in interest or principal payments; it becomes probable that the borrower will enter bankruptcy or other financial reorganization; and observable data indicating that there is a measurable decrease in the estimated future cash flows.
b) Impairment of Financial Assets Carried at Amortized Cost
For financial assets carried at amortized cost, the Company first assesses whether objective evidence of impairment exists individually for financial assets that are individually significant, or collectively for financial assets that are not individually significant. If the Company determines that no objective evidence of impairment exists for an individually assessed financial asset, whether significant or not, it includes the asset in a group of financial assets with similar credit risk characteristics and collectively assesses them for impairment. Assets that are individually assessed for impairment and for which an impairment loss is, or continues to be, recognized are not included in a collective assessment of impairment.
If there is objective evidence that an impairment loss on assets carried at amortized cost has been incurred, the amount of the impairment loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows (excluding future expected credit losses that have not been incurred) discounted at the financial asset’s original effective interest rate. The carrying amount of the asset is reduced and the loss is recorded in the consolidated statement of income.
c) Impairment of Non-Financial Assets
The Company assesses at each reporting date whether there is an indication that a non-financial asset may be impaired. If any such indication exists, or when annual impairment testing for an asset is required, the Company estimates the asset’s recoverable amount. An asset’s recoverable amount is the higher of an asset’s or cash-generating unit’s fair value less costs to sell and its value in use.

COPA HOLDINGS, S. A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2010
(In US$ thousands)
c) Impairment of Non-Financial Assets (continued)
Impairment losses of continuing operations are recognized in the consolidated statement of income in those expense categories consistent with the function of the impaired asset, except for a property previously revalued where the revaluation was taken to other comprehensive income. In this case, the impairment is also recognized in other comprehensive income up to the amount of any previous revaluation.
For assets, excluding goodwill and intangible asset with indefinite lives, an assessment is made at each reporting date as to whether there is any indication that previously recognized impairment losses may no longer exists or may have decreased. If such indication exists, the Company makes an estimate of recoverable amount. If that is the case, the carrying amount of the asset is increased to its recoverable amount. That increase cannot exceed the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognized for the asset in prior years. Such reversal is recognized in the consolidated statement of income unless the asset is carried at the revalued amount, in which case the reversal is treated as an increase the revaluation reserve.
d) Impairment testing of goodwill and intangibles with indefinite lives
Goodwill result from business combinations, have indefinite lives and have been allocated to each of the Company ´s cash generating units that are expected to benefit from the business combination in which the goodwill arose.
The Company performed its annual impairment testing as of December 31, 2010. The Company considers the determination of the terminal value based on the present value of the Company ´s cash flows in perpetuity (see discussion of key assumptions below). The recoverable amount has been determined based on a value in use calculation using cash flow projections form financial budgets approved by management covering a five-year period.
Key assumptions used in value in use calculations
The calculations of value in use for the impairment testing are most sensitive to the following assumptions:
Discount rates — The discount factors are based on the Company’s Weighted Average Cost of Capital (“WACC”), and are applied using the mid-year convention. Mid-year convention assumes that cash flows are generated evenly throughout the year, as opposed to in a lump sum at the end of the year.
Long-Term Growth Rate — was determined by considering industry research, including analyst reports, and various government studies which are believed to be reliable. Additionally, management considered perpetual growth rate fairly represented the long-term growth prospects of the business.

COPA HOLDINGS, S. A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2010
(In US$ thousands)
d) Impairment testing of goodwill and intangibles with indefinite lives (continued)
Terminal Value — Determination of the terminal value is based on the present value of the Company’s cash flows in perpetuity. When estimating the cash flow for use in the residual value calculation, it is essential to clearly define the normalized cash flow level, the appropriate discount rate for the degree of risk inherent in that return stream and a constant future growth rate for the related cash flows. To estimate the value, we have used the Gordon Growth Model.
2.8 Derecognition
a) Derecognition of Financial Assets
A financial asset (or, where applicable a part of a financial asset or part of a group of similar financial assets) is derecognized when:
•	The rights to receive cash flows from the asset have expired;
•
Company has transferred its rights to receive cash flows from the asset and either has transferred substantially all risks and rewards of the asset, or has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

•	Company retains the right to receive cash flows from the asset, but has assumed an obligation to pay them in full without material delay to third party under a ‘pass through’ arrangement.
When the Company has transferred its rights to receive cash flows from an asset or has entered into a pass through arrangement, and has neither transferred nor retained substantially all of the risks and rewards of the asset nor transferred control of the asset, the asset is recognized to the extent of the Company ´s continuing involvement in the asset.
In that case, the Company also recognizes an associated liability. The transferred asset and the associated liability are measured on a basis that reflects the rights and obligations that the Company has retained.
Continuing involvement that takes the form of a guarantee over the transferred asset is measured at the lower of the original carrying amount of the asset and the maximum amount of consideration that the Company could be required to repay.
b) Derecognition of Financial Liabilities
Financial liabilities are derecognized when the obligation under the liability is discharged, cancelled or expired. When a financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as a derecognition of the original liability and the recognition of a new liability, and the difference in the respective carrying amounts is recognized in the consolidated statement of income.

COPA HOLDINGS, S. A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2010
(In US$ thousands)
2.9 Expendable Parts and Supplies
Expendable parts and supplies for flight equipment are carried at the lower of the average acquisition cost or net realizable value, and are expensed when used in operations. The net realizable value is the estimated selling price in the normal course of business, less estimated costs of completion and the estimated costs necessary to make the sale.
The amount of expendable parts and supplies recognized as an expense was $13.6 million in 2010 and $12.2 million in 2009.
2.10 Property, plant and equipment
Property, plant and equipment comprise mainly airframe, engines and other related flight equipments. All property, plant and equipment is shown at cost, less subsequent depreciation and impairment, if any. Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Company and the cost of the item can be measured reliably. All other repairs and maintenance expenditures are charged to the statement of income during the financial period in which they are incurred.
Depreciation is calculated using the straight-line method to allocate the cost of each asset to its residual value over its estimated useful life as follows:

•	Airframe and engines	30 years
•	Aircraft components	30 years
•	Ground equipment	10 years
•	Furniture, fixture, equipment and other	5 to 10 years
•	Major maintenance events	1 to 8 years
•	Leasehold improvements	lesser of remaining lease term or useful life
The assets’ residual values and useful lives are reviewed, and adjusted if appropriate, at each statement of financial position date. An asset’s carrying amount is written down immediately to its recoverable amount if the asset’s carrying amount is greater than its estimated recoverable amount. The carrying value of equipment and leasehold improvements are reviewed for impairment when events or changes in circumstances indicate that the carrying value may not be recoverable.
Gains and losses on disposals are determined by comparing the disposal proceeds with the carrying amount and are included in the income statement.

COPA HOLDINGS, S. A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2010
(In US$ thousands)
2.10 Property, plant and equipment (continued)
Borrowing costs incurred for the construction of any qualifying asset are capitalized during the period of time that is required to complete and prepare the asset for its intended use. Other borrowing costs are expensed.
Under IAS 16 “Property, Plant and Equipment”, major maintenance events, including major engine overhauls, are treated as a separate asset component with the cost capitalized and depreciated over the period to the next major event. All other replacement spares and costs relating to maintenance of fleet assets are charged to the income statement on consumption or as incurred.
2.11 Goodwill
Goodwill is initially measured at cost being the excess of the aggregate of the consideration transferred over the net identifiable assets acquired and liabilities assumed of the acquired subsidiary at the date of acquisition.
After initial recognition, goodwill is measured at cost less any accumulated impairment losses.
2.12 Intangible assets
Intangible assets acquired separately are measured on initial recognition at cost. The cost of intangible assets acquired in a business combination is its fair value at the date of acquisition. Following initial recognition, intangible assets are carried at cost less any accumulated amortization and accumulated impairment losses, if any. Internally generated intangible assets, excluding capitalized development costs, are not capitalized and the expenditure is reflected in the statement of income in the year in which the expenditure is incurred.
Useful live of intangible assets are assessed as either finite or indefinite.

COPA HOLDINGS, S. A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2010
(In US$ thousands)
2.12 Intangible assets (continued)
Intangible assets with finite lives are amortized over the useful economic life and assessed for impairment whenever there is an indication that the intangible asset may be impaired. The amortization period and method for an intangible asset with a finite useful life is reviewed at least at the end of each reporting period. Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset is accounted for by changing the amortization period or method, as appropriate, and are treated as changes in accounting estimates. The amortization expense on intangible assets with finite lives is recognized in the statement of income.
Intangible assets with indefinite useful lives are not amortized, but are tested for impairment annually, either individually or at the cash-generating unit level. The assessment of indefinite life is reviewed annually to determine whether the indefinite life continues to be supportable. If not, the change in useful life from indefinite to finite is made on a prospective basis.
Gain and losses arising from the derecognition of an intangible asset are measured as the difference between the net disposal proceeds and the carrying amount of the asset and are recognized in the consolidated statement of income when the asset is derecognized.
A summary of the Company ´s intangible assets and the policies applied is:
a) Computer Software
Acquired computer software licenses are capitalized on the basis of the costs incurred to acquire and bring to use the specific software. These costs are amortized using the straight-line method over their estimated useful lives (three to eight years).
Costs associated with developing or maintaining computer software programs are recognized as an expense as incurred. Costs that are directly associated with the production of identifiable and unique software products controlled by the Company, and that are estimated to generate economic benefits exceeding costs beyond one year, are recognized as intangible assets. Direct costs include the software development employee costs and an appropriate portion of relevant overheads.
Computer software development costs recognized as assets are amortized using the straight-line method over their estimated useful lives.
Licenses and software rights acquired by the Company have finite useful lives and are amortized on a straight-line basis over the term of the contract and the amortization is recognized in the consolidated statement of income.

COPA HOLDINGS, S. A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2010
(In US$ thousands)
b) Brand name and routes
Brand name and routes have an indefinite useful life and are carried at cost, less any accumulated impairment. Annually they are tested for impairment.
During the third quarter 2010, AeroRepública began to operate under Copa Colombia brand, causing a change in management’s assumption from indefinite live to 5 years for the AeroRepública’s brand name. Based on the change of the commercial name, an impairment loss has been recognized for $1.5 million during 2010. The remaining balance of this intangible asset will be amortized over the 5 years.
2.13 Maintenance Deposit
Under lease agreement with aircraft lessors, Copa pays maintenance deposits, for two aircrafts, to lessors to be applied to future maintenance event costs, calculated based on a performance measure, such as flight hours, and are specifically to be used to reimburse 3rd-party maintenance providers. If amounts on deposit are insufficient, Copa must cover the shortfall since Copa is legally responsible for maintaining the leased aircraft. If there are excess amounts on deposit at expiration of the lease, the lessor is entitled to retain any excess amounts. Maintenance deposits paid under lease agreements do not transfer either the obligation to maintain the aircraft or cost risk associated with maintenance activities to lessors.
The Company also makes payments for engine overhauls under power by the hour agreements (“PBH”). Payments related to engine overhauls under PBH agreements as well as the maintenance deposits under aircraft leases are capitalized as prepaid assets until the maintenance event occurs and are then amortized over the expected period until the next event. Management performs regular reviews of the recovery of maintenance deposits and believes that the values reflected in the consolidated statement of financial position are recoverable.
2.14 Loans Payable
All borrowings and loans are initially recognized at fair value less any directly attributable transaction costs. Subsequent to initial recognition, these liabilities are measured at amortized cost using the effective interest rate method.
Gain and losses are recognized in the consolidated statement of income when the liabilities are derecognized as well as through the amortization process.

COPA HOLDINGS, S. A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2010
(In US$ thousands)
2.15 Other Financial Liabilities
Other financial liabilities are initially recognized at fair value, including directly attributable transaction costs. Subsequent to initial recognition, they are measured at amortized cost using the effective interest rate method.
Gain and losses are recognized in the consolidated statement of income when the liabilities are derecognized as well as through the amortization process.
2.16 Provisions
For certain operating leases, the Company is contractually obliged to return aircraft in a defined condition. The Company accrues for restitution costs related to aircraft held under operating leases at the time the asset does not meet the return conditions criteria and throughout the remaining duration of the lease. Provisions for costs, including restitution, restructuring and legal claims and assessments are recognized when:
•	The Company has a present legal or constructive obligation as a result of past events;

•	It is more likely than not that an outflow of resources will be required to settle the obligation; and
The amount has been reliably estimated.
2.17 Revenue Recognition
Revenue is recognized to the extent that it is probable that the economic benefits will flow to the Company and the revenue can be reliably measured, regardless of when the payment is being made. Revenue is measured at the fair value of the consideration received or receivable, taking into account contractually defined terms of payment and excluding taxes or duty. The following specific recognition criteria must also be met before revenue is recognized:
a) Passenger Revenue
Passenger revenue is recognized when transportation is provided rather than when a ticket is sold. The amount of passenger ticket sales but not yet recognized as revenue is reflected as “Air traffic liability” in the consolidated statement of financial position. Fares for tickets that expire unused are recognized as revenue based on historical data and experience. The Company performs periodic evaluations of this liability, and any adjustments resulting therefrom, which can be significant, are included in operations for the periods in which the evaluations are completed.
A significant portion of the Company’s ticket sales are processed through major credit card companies, resulting in accounts receivable which are generally short-term in duration and typically collected prior to when revenue is recognized. The Company believes that the credit risk associated with these receivables is minimal.

COPA HOLDINGS, S. A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2010
(In US$ thousands)
a)	Passenger Revenue (continued)
The Company is required to charge certain taxes and fees on its passenger tickets. These taxes and fees include transportation taxes, airport passenger facility charges and arrival and departure taxes. These taxes and fees are legal assessments on the customer. As the Company has a legal obligation to act as a collection agent with respect to these taxes and fees, we do not include such amounts in passenger revenue. The Company records a liability when the amounts are collected and relieve the liability when payments are made to the applicable government agency or operating carrier.
b) Cargo and Courier Services
Cargo and courier services are recognized when the Company provides the shipping services and thereby completes the earning process.
c) Other Revenue
Other revenue is primarily comprised of excess baggage charges, commissions earned on tickets sold for flights on other airlines and charter flights, and is recognized when transportation or service is provided.
d) Frequent Flyer Program
The Company participates in United Continentals’ OnePass frequent flyer program, for which the Company’s passengers receive all the benefits and privileges offered by the OnePass program. United Continental is responsible for the administration of the OnePass program. Under the terms of the Company’s frequent flyer agreement with United Continental, OnePass members receive OnePass frequent flyer mileage credits for travel on the Company, and the Company pays United Continental a per mile rate for each mileage credit granted by United Continental, at which point the Company has no further obligation. The amounts due to United Continental under this agreement are expensed by the Company as the mileage credits are earned.
2.18 Passenger Traffic Commissions
Passenger traffic commissions are recognized as expense when the transportation is provided and the related revenue is recognized. Passenger traffic commissions paid but not yet recognized as expense are included in “Prepaid expenses” in the accompanying consolidated statement of financial position.

COPA HOLDINGS, S. A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2010
(In US$ thousands)
2.19 Foreign Currency Transactions and Translation
The Company’s functional currency is the U.S. Dollar, the legal tender in Panama. Assets and liabilities in foreign currencies are translated at end-of-period exchange rates, except for non-monetary assets and liabilities, which are translated at equivalent U.S. dollar costs at dates of acquisition and maintained at historical rate. Results of operations are translated at average exchange rates in effect during the period. Foreign exchange gains and losses are included in the exchange rate difference line in the consolidated statements of income for the year.
The financial statements of AeroRepública (Copa Colombia) are measured using the Colombian Peso as the functional currency and are translated to U.S. Dollars as follows: for assets and liabilities at the exchange rate prevailing at the reporting date and for income statement at average exchange rate for each month. Exchange differences arising on the translation are recognized in other comprehensive income (loss).
Any goodwill arising on the acquisition of a foreign operation is treated as asset of the foreign operation and translated at the closing exchange rate.
2.20 Leases
Leases where lessor effectively retains substantially all the risks and benefits of ownership of the leased item, are classified as operating leases. Operating lease payments are recognized as an expense in the consolidated statement of income on a straight-line basis over the lease term.
The determination of whether an arrangement is, or contains a lease is based on the substance of the arrangement at inception date of whether the fulfillment of the agreement is dependent on the use of a specific asset or assets or the arrangement conveys a right to use the asset, even if that right is not explicitly specified in an arrangement. A reassessment is made after inception of the lease only if one of the following applies:
•	There is a change in contractual terms, other than a renewal or extension of the arrangement;
•	A renewal option is exercised or extension granted, unless the term of the renewal or extension was initially included in the lease term;
•	There is a change in the determination of whether fulfillment is dependent on a specified asset; or
•	There is a substantial change to the asset.
Where a reassessment is made, lease accounting shall commence or cease from the date when the change in circumstances gave rise to the reassessment. When a renewal option is exercised or extension granted, lease accounting shall commence or cease at the date of renewal or extension period.

COPA HOLDINGS, S. A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2010
(In US$ thousands)
2.21 Taxes
a) Current Income Tax
The current income tax is calculated on the basis of the tax laws enacted or substantially enacted at the reporting date. Income tax for the current period and for prior periods is recognized by the Company as a liability to the extent that it has not been settled. If the amount already paid in respect of the current period and of prior periods, exceeds the amount due for those periods, the excess is recognized as an asset.
b) Deferred tax
Deferred tax is provided using the liability method on temporary differences at the reporting date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes. Deferred tax liabilities are recognized for all taxable temporary differences, except:
•
Where the deferred tax liability arises from the initial recognition of goodwill or of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss.

•
In respect of taxable temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, where the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

Deferred tax assets are recognized for all deductible temporary differences, carry forward of unused tax credits and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and the carry forward of unused tax credits and unused tax losses can be utilized, except:
•
Where deferred tax asset relating to the deductible temporary difference arises from initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss.

•
In respect of deductible temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, deferred tax assets are recognized only to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilized.

The carrying amount of deferred tax assets is reviewed at each reporting date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilized. Unrecognized deferred tax assets are reassessed at each reporting date and are recognized to the extent that it has become probable that future taxable profits will allow the deferred tax asset to be recovered.
Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the year when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the reporting date.

COPA HOLDINGS, S. A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2010
(In US$ thousands)
2.21 Taxes (continued)
Deferred tax relating to items recognized outside profit or loss is recognized outside profit or loss. Deferred tax items are recognized in correlation to the underlying transaction either in other comprehensive income or directly in equity.
Deferred tax assets and deferred tax liabilities are offset, if a legally enforceable right exists to set off current tax assets against current income tax liabilities and the deferred taxes relate to the same taxable entity and the same taxation authority.
Tax benefits acquired as part of a business combination, but not satisfying the criteria for separate recognition at that date, would be recognized subsequently if new information about facts and circumstances changed. The adjustment would either be treated as a reduction to goodwill (as long as it does not exceed goodwill) if it incurred during the measurement period or in profit or loss.
2.22 Derivative financial instruments and hedging activities
Derivatives instruments are initially recognized at fair value on the date on which a derivative contract is entered into and are subsequently re-measured at their fair value. Derivatives are carried as financial assets when the fair value is positive and as financial liabilities when the fair value is negative. The method for recognizing the resulting gain or loss depends on whether the derivative is designated as a hedging instrument, and if so, the nature of the item being hedged. The Company designates certain derivatives as cash flow hedges.
The Company documents at the inception of the transaction the relationship between hedging instruments and hedged items, as well as its risk management objectives and strategy for undertaking various hedging transactions.
The Company also documents its assessment both at hedge inception and on an ongoing basis, of whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items.
The fair values of various derivative instruments used for hedging purposes and movements on the hedging reserve in shareholders’ equity are shown in note 16.
Any gain or loss on the hedging instrument relating to the effective portion of the hedge is recognized in the consolidated statement of comprehensive income. The gain or loss relating to the ineffective portion is recognized immediately in the consolidated statement of income.
2.23 Monetary unit
The consolidated financial statements are presented in U.S. Dollar, the legal tender of the Republic of Panama. The Republic of Panama does not issue its own paper currency, instead, the U.S. Dollar (US$) is used as legal currency.

COPA HOLDINGS, S. A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2010
(In US$ thousands)
3. Application of IFRS 1
These consolidated financial statements related to the period ended December 31, 2010 are the Company’s first consolidated financial statements prepared in accordance with International Financial Reporting Standards (IFRS). The Company has applied the provisions of IFRS 1 in preparing its consolidated financial statements.
The Company’s transition date is January 1, 2009, for which it has prepared its opening consolidated statement of financial position under IFRS at that date.
In accordance with IFRS 1, all the mandatory exceptions and some of the optional exemptions from retrospective application have been used in the preparation of these consolidated financial statements. The most significant changes from its previous financial statements prepared in accordance with accounting standards generally accepted in the United States (US GAAP) relate to the following:
(a) Maintenance
Under US GAAP, maintenance events were expensed as incurred. Under IFRS, major maintenance of the whole fleet is capitalized when it occurs and amortized until next event.
(b) Engine Overhaul under power by the hour agreements
Under US GAAP, payments related to engine overhauls under power by the hour agreements were recorded as expenses when paid. Under IFRS, these payments are capitalized and recorded as prepaid asset until the event occurs and then amortized until the next event.
(c) Leased Aircraft Return Conditions
Under US GAAP, return conditions were expensed upon return of the aircraft. Under IFRS, expenses related to complying with return conditions are being accrued over the life of the lease.
(d) Stock Compensation
Under US GAAP, the straight-line attribution method was used to recognize the compensation cost for awards with graded vesting periods. Under IFRS, only one method is used to book the compensation cost for awards that vest in installments (graded vesting method).

COPA HOLDINGS, S. A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2010
(In US$ thousands)
3. Application of IFRS 1 (continued)
(e) Revenue Recognition
Under US GAAP, for tourist package revenue was recognized only for the fare portion and a liability was booked for the hotel and land portion. Under IFRS, the Company is recognizing the entire value of the package as revenue and the hotel and land portion are recorded as a related cost. In addition, under USGAAP, the Company recognized the revenue when unused ticket expires and / or are more than one year old. Under IFRS, fares for tickets that expire unused are recognized as revenue based on historical data and experience.
(f) Seniority Plan and Indemnity Plan
The Company has chosen to recognize all actuarial gains and losses accumulated at January 1, 2009.
IAS 19 specifies that a “terminal accounting method” must be used for Termination Indemnity Plan. Under this method, only the obligation for those with benefits in pay status is reflected. Since only lump sums are paid for the plan, the plan has no obligation for future benefits in pay status once the lump sums are paid out and therefore the obligation is zero for accounting purposes. At transition, this reduction in obligation produces a credit to beginning Retained Earnings for the Indemnity Plan of $1.6 million.
(g) Deferred Tax
On the other hand, all the differences between US GAAP and IFRS transition that were booked, either in retained earnings or in other comprehensive income, were subjected to the calculation and booking of the corresponding deferred tax.
The reconciliations set out below show the quantification of the impact of the transition to IFRS on the Company:

COPA HOLDINGS, S. A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2010
(In US$ thousands)
3. Application of IFRS 1 (continued)
3.1.1 Reconciliation of net equity as of December 31, 2009

US GAAP	$865,628

Passenger revenue	13,464
Stock compensation	(3,539)
Additional paid in capital	3,539
Pension	1,711
Passenger servicing	(14,382)
Maintenance events	15,122
Overhaul repair	54,345
Return conditions	(11,576)
Depreciation	(5,709)
Provision for income taxes	(7,929)
Other	459

Effect of transition to IFRS	45,505

Net equity according to IFRS	$911,133

3.1.2 Reconciliation of net equity as of January 1, 2009

US GAAP	$632,432

Passenger revenue	1,000
Stock compensation	(4,132)
Additional paid in capital	4,132
Pension	1,477
Maintenance Events	5,508
Overhaul repair	40,280
Return conditions	(8,911)
Depreciation	(1,797)
Provision for income taxes	(645)
Effect of transition to IFRS	36,912

Net equity according to IFRS	$669,344

COPA HOLDINGS, S. A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2010
(In US$ thousands)
3. Application of IFRS 1 (continued)
3.1.3 Reconciliation of comprehensive income for the period ended December 31, 2009

US GAAP-Net income	$240,359

Passenger revenue	12,462
Stock compensation	594
Pension	235
Passenger servicing	(14,382)
Maintenance Events	9,614
Overhaul repair	14,065
Return conditions	(2,665)
Depreciation	(3,912)
Provision for income taxes	(7,283)

Effect of transition to IFRS	8,728

Net income according to IFRS	249,087
Comprehensive income according to US GAAP	4,271

Comprehensive income according to IFRS	$253,358

4. Cash and Cash Equivalents
Cash and cash equivalents as of December 31, 2010, December 31, 2009 and January 1, 2009, are as follows:

	As of	As of	As of
	December 31,	December 31,	January 1,
	2010	2009	2009
Checking and saving accounts	$89,889	$49,345	$74,530
Time deposits of no more than ninety days	91,958	174,310	111,940
Overnight deposits	17,097	18,271	16,972
Others	8,746	20,730	17,366

	$207,690	$262,656	$220,808

Time deposits earn interest based on rates determined by the banks in which the instruments are held. The use of the time deposits depends on the cash requirements of the Company and bear interest rates ranging between 0.20% and 4.00% as of December 31, 2010 and 2009.
As of December 31, 2010 and 2009 there were no restrictions for the use of cash and cash equivalents.

COPA HOLDINGS, S. A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2010
(In US$ thousands)
5. Investments
Investments as of December 31, 2010, December 31, 2009 and January 1, 2009, consisted of the following:

	As of	As of	As of
	December 31,	December 31,	January 1,
	2010	2009	2009
Short-term investments:

Time deposits between 90 and 365 days	$194,913	$89,412	$176,018

	$194,913	$89,412	$176,018

Long-term investments:

Time deposits of more than 365 days	$—	$—	$3,500
Restricted cash	6,224	6,407	7,645

	$6,224	$6,407	$11,145

6. Accounts Receivable
Accounts receivable as of December 31, 2010, December 31, 2009 and January 1, 2009, are summarized as follows:

	As of	As of	As of
	December 31,	December 31,	January 1,
	2010	2009	2009

Travel agencies and airlines clearing house	$29,900	$39,894	$41,711
Credit cards	32,248	19,966	13,043
Cargo and other travel agencies	13,540	7,876	8,289
Mail	2,035	2,019	1,738
Other	15,241	11,367	10,613

	92,964	81,122	75,394
Provision for impairment	(4,190)	(4,730)	(4,785)

	$88,774	$76,392	$70,609

COPA HOLDINGS, S. A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2010
(In US$ thousands)
6. Accounts Receivable (continued)
The following is an analysis of accounts receivable, due but not impaired, as of December 31, 2010, December 31, 2009 and January 1, 2009:

	As of	As of	As of
	December 31,	December 31,	January 1,
	2010	2009	2009
Current	$57,484	$44,959	$44,349
Past due 0 to 30 days	15,076	10,711	7,553
Past due 31 to 60 days	10,684	8,483	4,504
More than 60 days	9,720	16,969	18,988

	$92,964	$81,122	$75,394

Current accounts receivable are those that do not show delays in their payments, according to the date agreed with the customer. The provision for impairment is made collectively when the Company estimates that it will not be able to collect all of the amounts past due. Movements in the provision for impairment of receivables were as follows:

	As of	As of
	December 31,	December 31,
	2010	2009

Balance at beginning of year	$4,730	$4,785
Additions	4,797	2,354
Write-offs	(5,337)	(2,409)

Balance at end of year	$4,190	$4,730

COPA HOLDINGS, S. A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2010
(In US$ thousands)
7. Expendable parts and supplies
Expendable parts and supplies as of December 31, 2010, December 31, 2009 and January 1, 2009, are summarized as follows:

	As of	As of	As of
	December 31,	December 31,	January 1,
	2010	2009	2009
Material for repair and maitenance	$35,096	$23,405	$18,458
Purchases in transit	9,930	3,771	3,644
Other inventories	1,071	—	—

	46,097	27,176	22,102
Allowance for obsolescence	(115)	(78)	(53)

	$45,982	$27,098	$22,049

8. Prepaid expenses
Prepaid expenses as of December 31, 2010, December 31, 2009 and January 1, 2009, are summarized as follows:

	As of	As of	As of
	December 31,	December 31,	January 1,
	2010	2009	2009
Prepaid taxes	$10,662	$11,135	$8,221
Prepaid commissions	3,038	2,634	3,319
Prepaid insurance	6,136	6,509	5,577
Prepaid rent	1,772	1,046	1,260
Prepaid — other	10,181	9,134	6,093

	$31,789	$30,458	$24,470

COPA HOLDINGS, S. A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2010
(In US$ thousands)
9. Other current assets
Other current assets as of December 31, 2010, December 31, 2009 and January 1, 2009, are summarized as follows:

	As of	As of	As of
	December 31,	December 31,	January 1,
	2010	2009	2009
Derivative financial instruments	$21,946	$10,016	$—
Others	2,676	2,591	4,571

	$24,622	$12,607	$4,571

10. Other assets
Other assets as of December 31, 2010, December 31, 2009 and January 1, 2009, are summarized as follows:

	As of	As of	As of
	December 31,	December 31,	January 1,
	2010	2009	2009
Guaranty deposits	$11,130	$12,149	$10,016
Deposits for litigation	16,347	12,291	6,679
Maintenance deposits	69,475	63,036	48,051
Other assets	8,813	10,855	9,204

	$105,765	$98,331	$73,950

Guaranty deposits are amounts paid to fuel suppliers and lessors of monthly lease payments, as require at the inception of the agreements.
Deposit for litigation is paid into escrow account until the related dispute is settled. (see note 25)
Maintenance deposits mainly refer to payments made by the Company for overhaul covered by power by the hour arrangements to be used in future engines maintenance events, and for payments to lessors to be applied to future maintenance events cost. Maintenance deposits paid do not transfer either obligation to maintain aircraft or cost risk associated with maintenance activities to lessors or providers.

COPA HOLDINGS, S. A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2010
(In US$ thousands)
11. Property, plant and equipment, net
A summary of equipment and leasehold improvements as of December, 31 2010, are as follows:

		Ramp and			Furniture,
		Miscellaneous			Fixtures,
	Aircraft	Flight			Equipment	Leasehold	Construction
	Components	Equipment	Airframe	Engines	and Other	Improvements	in Progress	Total
At January 1, 2010, net of accumulated depreciation and amortization	$62,787	$8,009	$725,758	$463,697	$4,851	$8,296	$8,077	$1,281,475
Additions	12,008	3,924	196,836	127,687	2,561	54	10,411	353,481
Reclassifications	25	(25)	—	—	—	2,170	(2,170)	0
Disposals	(331)	(389)	0	0	(488)	—	(7,215)	(8,423)
Disposals depreciation	54	397	—	—	351	—	—	802
Depreciation and amortization	(2,516)	(2,335)	(35,422)	(16,295)	(2,243)	(1,968)	—	(60,779)

At December 31, 2010, net of accumulated depreciation and amortization	$72,027	$9,581	$887,172	$575,089	$5,032	$8,552	$9,103	$1,566,556

At January 1, 2010
At cost	$74,206	$23,746	$837,217	$522,507	$17,023	$13,662	$8,077	$1,496,438
Accumulated depreciation and amortization	(11,419)	(15,737)	(111,459)	(58,810)	(12,172)	(5,366)	—	(214,963)

Net carrying amount	$62,787	$8,009	$725,758	$463,697	$4,851	$8,296	$8,077	$1,281,475

At December 31, 2010
At cost	$85,908	$27,256	$1,034,054	$650,194	$19,099	$15,882	$9,103	$1,841,496
Accumulated depreciation and amortization	(13,881)	(17,675)	(146,882)	(75,105)	(14,067)	(7,330)	—	(274,940)

Net carrying amount	$72,027	$9,581	$887,172	$575,089	$5,032	$8,552	$9,103	$1,566,556

COPA HOLDINGS, S. A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2010
(In US$ thousands)
11. Property, plant and equipment, Net (continued)
A summary of equipment and leasehold improvements as of December, 31 2009, are as follows:

		Ramp,
		miscellaneous			Furniture,
		Flight equipment			Fixtures,
	Aircraft	and other			Equipment	Leasehold	Construction
	Components	Equipment	Airframe	Engines	and Other	Improvements	in Progress	Total
At January 1, 2009, net of accumulated depreciation	$56,661	$7,362	$723,196	$441,428	$4,519	$7,164	$7,325	$1,247,655
Additions	12,402	3,586	28,677	35,714	1,879	106	3,434	85,798
Reclassifications	(1)	(9)	—	—	10	2,682	(2,682)	0
Disposals	(4,640)	(1,954)	(1,496)	(884)	(1,210)	—	—	(10,184)
Disposals depreciation	888	1,083	2,240	1,739	1,202	—	—	7,152
Depreciation	(2,523)	(2,059)	(26,859)	(14,300)	(1,549)	(1,656)	—	(48,946)

At December 31, 2009, net of accumulated depreciation	$62,787	$8,009	$725,758	$463,697	$4,851	$8,296	$8,077	$1,281,475

At January 1, 2009
At cost	$66,446	$22,226	$807,938	$485,805	$15,880	$10,837	$7,325	$1,416,457
Accumulated depreciation	(9,785)	(14,864)	(84,742)	(44,377)	(11,361)	(3,673)	—	(168,802)

Net carrying amount	$56,661	$7,362	$723,196	$441,428	$4,519	$7,164	$7,325	$1,247,655

At December 31, 2009
At cost	$74,206	$23,746	$837,217	$522,507	$17,023	$13,662	$8,077	$1,496,438
Accumulated depreciation	(11,419)	(15,737)	(111,459)	(58,810)	(12,172)	(5,366)	—	(214,963)

Net carrying amount	$62,787	$8,009	$725,758	$463,697	$4,851	$8,296	$8,077	$1,281,475

47 aircraft with a carrying value of $1.4 billion are pledged as collateral for the obligation of the special purpose entities.

COPA HOLDINGS, S. A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2010
(In US$ thousands)
12. Purchase deposits for flight equipment
A detail of purchase deposit for flight equipment for the years ended December 31, is as follows:

Pre-Delivery Payments

At January 1, 2009	$84,861
Additions	265,512
Capitalize Transfers	(151,676)

Year ended December 31, 2009	$198,697

Additions	164,566
Capitalize Transfers	(157,291)

Year ended December 31, 2010	$205,972

13. Intangible assets, net
A detail of intangibles assets as of December 31, 2010, December 31, 2009 and January 1, 2009, is as follows:

	As of	As of	As of
	December 31,	December 31,	January 1,
	2010	2009	2009
Routes	$31,371	$29,373	$26,763
Brand name	4,482	5,600	5,102
Software and licenses	7,612	7,620	6,192

Intangible balance	$43,465	$42,593	$38,057

At the acquisition date both (routes and brand name) were valued and recognized as intangible assets with an indefinite useful life, and recorded in Colombian pesos, which is the functional currency of the subsidiary. Variations year over year, in the value of the indefinite life intangible assets correspond to the changes in the USD / Colombian Peso exchange rates.

COPA HOLDINGS, S. A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2010
(In US$ thousands)
13. Intangible assets, net (continued)
A detail of routes and brand name rights for the years ended December 31, 2010, December 31, 2009 and January 1, 2009 is as follows:

	Year Ended
	December 31,	December 31,
	2010	2009

Balance at beginning of year	$34,973	$31,865
Changes in exchange rates	2,380	3,108
Impairment of brand name	(1,500)	—

Balance at end of year	$35,853	$34,973

A detail of licenses and software rights as of December 31, 2010, December 31, 2009 and January 1, 2009, is as follows:

	Year Ended
	December 31,	December 31,
	2010	2009
Balance at beginning of year, net of amortization	$7,620	$6,192
Additions — internal development	946	951
Additions — acquired separately	893	3,764
Intangibles in process — completed	(1,839)	(4,712)
Intangibles in process — additions	2,175	3,355
Disposals	(652)	(1,021)
Disposals amortization	652	1,021
Amortization	(2,183)	(1,930)

Balance at end of year, net of amortization	$7,612	$7,620

Intangibles, at cost	$15,803	$14,617
Intangibles in process	1,933	1,596
Accumulated amortization	(10,124)	(8,593)

Net value	$7,612	$7,620

COPA HOLDINGS, S. A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2010
(In US$ thousands)
13. Intangible assets, net (continued)
Movements in goodwill were as follows:

	Year Ended
	December 31,	December 31,
	2010	2009

Balance at beginning of year	$23,852	$21,732
Change in exchange rates	1,623	2,120

Balance at end of year net of exchange rates	$25,475	$23,852

14. Loans Payable
At December 31, long-term debt consisted of the following:

	As of	As of	As of
	December 31,	December 31,	January 1,
	2010	2009	2009
Long-term fixed rate debt (secured fixed rate indebtedness due through 2022 effective rates ranged from 3.95% to 6.75%)	$526,288	$347,246	$363,709

Long-term variable rate debt (secured variable rate indebtedness due through 2022 effective rates ranged from 1.00% to 2.80%)	463,253	498,275	504,363

Medium-term variable rate debt (unsecured variable rate indebtedness due in 2009 effective rates ranged of 2.52% to 4.89%)	—	—	47,957

Sub-total	989,541	845,521	916,029

Less current maturities	100,860	94,550	115,833

Long-term debt less current maturities	$888,681	$750,971	$800,196

COPA HOLDINGS, S. A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2010
(In US$ thousands)
14. Loans Payable (continued)
Maturities of long-term debt for the next five years are as follows:

Year ending December 31,
2011	$100,860
2012	$112,723
2013	$82,161
2014	$117,060
2015	$113,837
Thereafter	$462,900
As of December 31, 2010 and 2009, the Company had $547.1 and $363.5 million of outstanding indebtedness, respectively, that is owed to financial institutions under financing arrangements guaranteed by the Export-Import Bank of the United States. The Export-Import Bank guarantees support 85% of the net purchase price of the aircraft and are secured with a first priority mortgage on the aircraft in favor of a security trustee on behalf of Export-Import Bank.
The Company’s Export-Import Bank supported financings are amortized on a quarterly basis, are denominated in U.S. Dollars and originally bear interest at a floating rate linked to LIBOR.
The Export-Import Bank guaranteed facilities typically offer an option to fix the applicable interest rate. The Company has exercised this option with respect to $526,288 as of December 31, 2010.
The Company effectively extends the maturity of its aircraft financing to 15 years through the use of a “Stretched Overall Amortization and Repayment,” or SOAR, structure which provides serial draw-downs calculated to result in a 100% loan accreting to a recourse balloon at the maturity of the Export-Import Bank guaranteed loan which totaled $75.4 million as of
December 31, 2010.
The Company also typically finances a portion of the purchase price of the Boeing aircraft through commercial loans which totaled $3.5 million as of December 31, 2010.
As of December 31, 2010 the Company has one unused commitment for long-term financing agreements for approximately $178.5 million to acquire five (5) Boeing 737-800 aircraft to be delivered between March and October 2011.

COPA HOLDINGS, S. A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2010
(In US$ thousands)
15. Accrued expenses payable
Labor Related Provisions
The Company sponsors a profit-sharing program for both management and non-management personnel. For members of management, profit-sharing is based on a combination of the Company’s performance as a whole and the achievement of individual goals. Profit-sharing for non-management employees is based solely on the Company’s performance.
GDS Expenses and Miscellaneous Provisions
The Company records estimation for charges received through clearinghouse for general distribution systems (GDS) charges related to ticket transactions; and for centralized Bank Settlement Plan (BSP) charges related to processing costs and administrative fees. These provisions are established every month and reversed the next month.
The provisions detail as of December 31, 2010, December 31, 2009 and January 1, 2009, is as follows:

	As of	As of	As of
	December 31,	December 31,	January 1,
	2010	2009	2009
Provisions and estimations	$27,332	$30,429	$25,597
Labor related provisions	20,282	18,629	15,045

	$47,614	$49,058	$40,642

COPA HOLDINGS, S. A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2010
(In US$ thousands)
16. Other current liabilities
Other current liabilities as of December 31, 2010, December 31, 2009 and January 1, 2009, are summarized as follows:

	As of	As of	As of
	December 31,	December 31,	January 1,
	2010	2009	2009

Derivative financial instruments	$6,503	$5,472	$54,690
Vacation payable	1,439	1,027	886
Others	2,992	4,338	4,773

	$10,934	$10,837	$60,349

17. Other long-term liabilities
Other long-term liabilities as of December 31, 2010, December 31, 2009 and January 1, 2009, are summarized as follows:

	As of	As of	As of
	December 31,	December 31,	January 1,
	2010	2009	2009
Provision for contingencies	$378	$303	$680
Provision for litigations	16,684	12,534	6,806
Provision for return conditions	14,680	11,576	8,911
Other long term liabilities	1,961	1,870	1,779

	$33,703	$26,283	$18,176

COPA HOLDINGS, S. A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2010
(In US$ thousands)
18. Accounts and Transactions with Related Parties
The accounts receivable from and accounts payable to related parties detail at December 31, are as follows:

	As of	As of	As of
	December 31,	December 31,	January 01,
	2010	2009	2009

Accounts Receivable from related parties:

ASSA Compañía de Seguros, S.A.	$563	$4,367	$4,506
Others	50	32	86

	$613	$4,399	$4,592

	As of	As of	As of
	December 31,	December 31,	January 01,
	2010	2009	2009

Accounts Payable to related parties
United Continental	$2,955	$1,922	$1,835
ASSA Compañía de Seguros, S.A.	6,393	6,082	5,670
Petróleos Delta	4,281	5,149	3,353
Desarrollo Inmobiliario del Este, SA	32	33	28
Galindo, Arias & López	6	—	15
Motta Internacional & Global Brands	54	59	59
RD Nexos	88	123	227
Call Center Corporation	—	393	—
Telecarrier, S.A.	11	71	60
BDM Internacional	19	57	263
Others	56	214	—

	$13,895	$14,103	$11,510

COPA HOLDINGS, S. A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2010
(In US$ thousands)
18. Accounts and Transactions with Related Parties (continued)
Transaction with related parties detail for the year ended December 31, are as follows:

		Amount of	Amount of
		transaction	transaction
Related Party	Transaction	2010	2009
United Continental	Commercial Alliance	$50,258	$36,392
	Received Payments	37,576	30,874
Banco General	Debt	1,515	2261
	Interest received	100	398
	Interest paid	988	170
ASSA Compañía de Seguros, S.A.	Insurance	30	30
Petróleos Delta	Purchase Jet Fuel	170,727	116,120
Desarrollo Inmobiliario del Este, SA	Property	2,018	1,947
Galindo, Arias & López	Legal Services	608	367
Motta Internacional & Global Brands	Payments	821	637
RD Nexos	Advertising	616	1,000
Call Center Corporation	Call center	3,869	3,312
Telecarrier, S.A.	Payments	754	863
United Continental: The Airlines has comprehensive commercial and services alliance. Key elements of the alliance include: similar brand images, code sharing, co-branding of the One Pass frequent flyer program in Latin America, joint construction and operation of the Panama Presidents Club VIP lounge, joint purchasing, maintenance and engineering support and a number of other marketing, sales and service initiatives.
Banco General: The Company’s shareholders own approximately 40% of BG Financial Group, which is the controlling company.
ASSA Campania de Seguros, S.A.: An insurance company controlled by the Company’s controlling shareholders, to provide substantially all of its insurance.
Petróleos Delta: The fuel company, during 2005 entered into a contract with The Company to supply its jet fuel needs. The contract has a one year term that automatically renews for one year period unless terminated by one of the parties.

COPA HOLDINGS, S. A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2010
(In US$ thousands)
18. Accounts and Transactions with Related Parties (continued)
Desarrollo Inmobiliario del Este, SA: The Company leases five floors consisting of approximately 104,000 square feet of the building from Desarrollo Inmobiliario, an entity crontolled by the same group of investors that controls CIASA.
Galindo, Arias & López: Law Firm Certain partners of Galindo, Arias & Lopez are indirect shareholders of CIASA and serve on the Company’s Board of Directors.
Motta Internacional & Global Brands: The Company purchases most of the alcohol and other beverages served on its aircraft from Motta Internacional, S.A. and Global Brands, S.A., both of which are controlled by the Company’s controlling shareholders.
RD Nexos: The advertising agency that the Company uses in Panama, RD Nexos, S.A., is own by a family member of one the company officers.
Call Center Corporation: A call center that operates Copa Airlines’ reservations and sales services and handles calls from Panama as well as most other countries to which Copa Airlines flies. One of the Company’s directors is one of the owners of this call center.
Telecarrier, S.A.: The Company’s telecommunications and other data services have been provided by Telecarrier, Inc. Some of the controlling shareholders of CIASA have a controlling interest in Telecarrier.
Compensation of Key Management Personnel
As of December 31, 2010 and 2009, the Company paid in compensation to its key management personnel the following amounts:

	Year ended
	December 31,	December 31,
	2010	2009

Short-term employees benefits	$3,500	$2,700
Post-employment pension	68	52
Stock based compensation	4,000	4,661

	$7,568	$7,413

The Company has not set aside any other additional funds for future payments to executive officers, other than pursuant to a non-compete agreement for $3.0 million established in 2006.

COPA HOLDINGS, S. A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2010
(In US$ thousands)
19. Exchange Rate Difference
Results of operations are translated at average exchange rates in effect during the period. Foreign exchange gains and losses are included in the exchange rate difference line in the consolidated statements of income for the year.
On January 8, 2010, the Venezuelan government announced its decision to implement new fixed exchange rates effective January 11, 2010, resulting in a significant devaluation of the bolivar (VEB) against the U.S. dollar.
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
In addition, we have significant cash balances in Bolivars subject to Venezuelan exchange controls. Since 2003, under the Venezuelan foreign exchange control regime, foreign companies are required to obtain Venezuelan government approval to exchange Bolivars into U.S. dollars at the fixed official exchange rate for the purpose of transferring funds out of Venezuela. Furthermore, since 2008 foreign companies with operations in Venezuela have experienced increasing delays in obtaining such government approvals. On January 27, 2010 the Venezuelan government announced that it would apply the exchange rate of VEB 2.60 per U.S. dollar to all authorization requests in process of approval by the Venezuela Central Bank through January 8, 2010. As a result, the Company losses related to the devaluation of these funds were approximately US$19.7 million, which were recorded in the first quarter of 2010 in accordance with IFRS.

COPA HOLDINGS, S. A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2010
(In US$ thousands)
20. Operating Leases
The Company leases the aircraft it operates and other assets under long-term lease arrangements. Other leased assets include real property, airport and terminal facilities, sales offices, maintenance facilities, training centers and general offices. Most contract leases include renewal options; a few have escalation clauses, but no purchase options. Non-aircraft related leases, primarily held with local governments, generally have renewable terms of one year. In certain cases, the rental payments during the renewal periods would be greater than the current payments. Because the lease renewals are not considered to be reasonably assured, the rental payments that would be due during the renewal periods are not included in the determination of rent expense until the leases are renewed. Leasehold improvements are amortized over the contractually committed lease term, which does not include the renewal periods.
At December 31, 2010, the scheduled future minimum lease rental payments required under aircraft and non-aircraft operating leases that have initial or remaining non-cancelable lease terms in excess of one year are as follows:

		Engines
	Aircraft	and Other

Up to one year	$55,231	$10,270
One to five years	204,761	19,147
Over five years	100,110	2,640

Total minimum lease rental payments	$360,102	$32,057

Total rent expense was $72.8 million and $61.7 million for the years ended December 31, 2010 and 2009, respectively.

COPA HOLDINGS, S. A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2010
(In US$ thousands)
21. Income Taxes
Expense for deferred taxes and income tax for the years ended at December 31, 2010 and 2009, are attributable to the following:

	As of	As of
	December 31,	December 31,
	2010	2009
Current tax expense
Current period	$26,460	$15,794
Under provided in prior periods	1,151	—

	27,611	15,794

Deferred tax expense
Origination and reversal of temporary differences	(8,645)	11,100

Total income tax expense	$18,966	$26,894

The balances of deferred taxes are as follows:

	As of	As of	As of
	December 31,	December 31,	January 1,
	2010	2009	2009
Deferred tax liabilities
Intangible assets	$(11,831)	$(11,541)	$(10,515)
Reserve for maintenance	(4,567)	(4,446)	(4,037)
Prepaid dividend tax	(1,324)	(7,060)	—
Others	(2,294)	(873)	(825)

	(20,016)	(23,920)	(15,377)

Deferred tax assets
Return conditions	2,976	1,761	1,212
Property and equipment	—	—	3,482
Others	5,497	2,555	2,700

	8,473	4,316	7,394

Net deferred tax liabilities	$(11,543)	$(19,604)	$(7,983)

COPA HOLDINGS, S. A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2010
(In US$ thousands)
21. Income Taxes (continued)
The aggregate amount of temporary differences associated with investments in subsidiaries, branches and associates and interests in joint ventures, for which deferred tax liabilities have not been recognized is $9,090.
Reconciliation of effective tax rate is as follows:

	For the year ended		For the year ended
	December 31,		December 31,
	2010		2009
Net Income		241,057		249,087
Total income tax expense		18,966		26,894

Profit excluding income tax		260,023		275,981

Income taxes at Panamanian statutory rates	27.5%	71,506	30.0%	82,794
Panamanian gross tax election	0.0%	—	(1.7%)	(4,630)
Effect of tax rates in non-Panamanian jurisdictions	(9.2%)	(23,992)	(7.3%)	(20,086)
Exemption in non-taxable countries	(11.4%)	(29,699)	(11.3%)	(31,184)
Under (over) provided in prior periods	0.4%	1,151	0.0%	—

Provision for income taxes	7.3%	18,966	9.7%	26,894

COPA HOLDINGS, S. A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2010
(In US$ thousands)
22. Share-Based Payments
Copa Holdings has established equity compensation plans under which it administers restricted stock, stock options and certain other equity-based awards to attract, retain and motivate executive officers, certain key employees and non-employee directors to compensate them for their contributions to the growth and profitability of the Company. Shares delivered under this award program may be sourced from treasury stock, or authorized un-issued shares.
The Company’s equity compensation plans are accounted for under IFRS No. 2, “Share-Based Payment” (“IFRS 2”). IFRS 2 requires companies to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award or at fair value of the award at each reporting date, depending on the type of award granted. The fair value is estimated using option-pricing models. The resulting cost is recognized over the period during which an employee is required to provide service in exchange for the award, which is usually the vesting period.
The total compensation cost recognized for non-vested stock and options awards was $4.0 million and $4.7 million in 2010 and 2009, respectively, and was recorded as a component of “Salaries and benefits” within Administrative expenses.
Non-vested Stock
Copa Holdings approved a one-time non-vested stock bonus award for certain executive officers of the Company and eliminated the existing Long Term Retention Plan.
A summary of the terms and conditions, properly approved by the Compensation Committee of our Board of Directors, relating to the grants of the non-vested stock award under the equity compensation plan is as follows:

	Number of		Contractual
Grand Date	Instruments	Vesting Conditions	life
March, 2006	847,625	15% first three anniversaries, 25% fourth and 30% fifth anniversary	5 years
March, 2006	88,025	Second anniversary	2 years
March, 2007	16,955	One-third every anniversary	3 years
March, 2008	73,374	One-third every anniversary	3 years
March, 2009	113,714	One-third every anniversary	3 years
March, 2010	52,567	One-third every anniversary	3 years

COPA HOLDINGS, S. A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2010
(In US$ thousands)
22. Share-Based Payments (continued)
Non-vested stock awards were measured at their fair value, which is the same amount for which a similarly restricted share would be issued to third party, on the grant date. For the 2010 grants, the fair value of these non-vested stocks award was $53.92 ($22.05 — 2009).
A summary of non-vested stock award activity under the plan as of December 31, 2010 and 2009 with changes during these years are as follows:

	Shares
	2010	2009
Non-vested at January 1st	569,766	614,688
Granted	52,567	113,714
Vested	(252,704)	(150,412)
Forfeited	(3,902)	(8,224)

Non-vested at December 31st	365,727	569,766

The Company uses the accelerated attribution method to recognize the compensation cost for awards with graded vesting periods. The Company estimates that the remaining compensation cost, not yet recognized for the non-vested stock awards, is $2.0 million with a weighted average remaining contractual life of 0.4 years. Additionally, the Company estimates that the 2011 compensation cost related to this plan will be $1.5 million.
Stock Options
In March 2007, Copa Holdings granted 35,657 equity stock options to certain named executive officers, which vested over three (3) years in yearly installments equal to one-third of the awarded stock on each of the three anniversaries of the grant date. The exercise price of the options is $53.14, which was the market price of the Company’s stock at the grant date. The stock options have a contractual term of 10 years.
The weighted-average fair value of the stock options at the grant date was B/.22.33, and was estimated using the Black-Scholes option-pricing model assuming an expected dividend yield of 0.58%, expected volatility of approximately 37.8% based on historical volatility, weighted average risk-free interest rate of 4.59%, and an expected term of 6 years calculated under the simplified method.

COPA HOLDINGS, S. A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2010
(In US$ thousands)
22. Share-Based Payments (continued)
Stock Options (continued)
A summary of options award activity under the plan as of December 31, 2010 and changes during the year is as follows:

Shares
Outstanding at January 1, 2010	33,629
Granted	—
Exercised	(990)
Forfeited or expired	—

Outstanding at December 31, 2010	32,639

The Company uses the accelerated method to recognize the compensation cost for stock options. There is no additional compensation cost to be recognized for stock options and the weighted average contractual life of 6.2 years and zero intrinsic value.
Copa Holdings plans to make additional equity based awards under the plan from time to time, including additional non-vested stock and stock option awards. The Company anticipates that future employee non-vested stock and stock option awards granted pursuant to the plan will generally vest over a three year period and the stock options will carry a ten year term.
23. Earnings per share
Basic earnings per share amounts are calculated by dividing the net income for the year attributable to ordinary equity holders of the parent by the weighted average number of ordinary shares outstanding during the year.
Diluted earnings per share amounts are calculated by dividing the net income attributable to ordinary equity holders of the parent by the weighted average number of ordinary shares outstanding during the year plus the weighted average number of ordinary shares that would be issued on conversion of all the dilutive potential ordinary shares into ordinary shares.

COPA HOLDINGS, S. A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2010
(In US$ thousands)
23. Earnings per share (continued)
The following reflects the income and share data used in the basic and diluted earnings per share computations:

	As of	As of
	December 31,	December 31,
	2010	2009
Net income	$241,057	$249,087
Denominator for basic and diluted earnings per share
Weighted average common shares outstanding	43,534	43,308
Non-vested shares	462	603

Total shares for basic and diluted earnings per share	43,996	43,911

Earnings per share
Basic and diluted	$5.48	$5.67

Options to purchase 32,882 shares of common stock at $53.14 per share outstanding at the end of 2010 were excluded in the computation of diluted EPS because the options’ exercise price was greater than the average market price of the common shares.
24. Dividends paid
Dividends declared and paid were 1.09 cents per share in 2010 and 0.37 cents per share in 2009.
25. Commitments and Contingencies
The Company has 2 purchase contracts with Boeing, one for 28 Boeing 737-Next Generation aircraft, under which the Company has twenty two (22) firm orders and six (6) purchase options, and another order for thirty (30) Boeing 737-Next Generation aircraft, under which the company has twenty (20) firm orders and ten (10) purchase orders. Additionally, the Company has six purchase options with Embraer for Embraer 190 aircraft. The firm orders have an approximate value of $4 billion based on aircraft list prices, including estimated amounts for contractual price escalation and pre-delivery deposits. The Company is scheduled to take delivery of the aircraft underlying the 29 firm orders between 2010 and 2015, and the aircraft underlying the 30 firm orders between 2015 and 2018.

COPA HOLDINGS, S. A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2010
(In US$ thousands)
25. Commitments and Contingencies (continued)
Covenants
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
As of December 31, 2010, the Company was in compliance with all required covenants.
Labor Unions
Approximately 54% of the Company’s 7,047 employees are unionized. There are currently seven (7) union organizations; five (5) covering employees in Panama and two (2) covering employees in Colombia.
The five (5) unions covering employees in Panama include: the pilots’ union (SIPAC); the flight attendants’ union (SIPANAB); the mechanics’ union (SITECMAP); the traffic attendants’ union (UGETRACO); and a generalized union (SIELAS), which represents ground personnel, messengers, drivers, counter agents and other non-executive administrative staff. Copa Airlines entered into a new collective bargaining agreement with SIELAS on June 20008 which will end May 2013 and another one on April 2009 with SITECMAP on 2010 which will end in 2014. Typically, collective bargaining agreements in Panama have terms of four years.
In 2010, SIELAS introduced a list of demands which are in arbitration with the Ministry of Labour.
The two (2) unions covering employees in Colombia are: pilots’ union (ACDAC): The current collective bargaining agreement, which was valid from March 3, 2009 until December 31, 2010 expired without having the union presenting a bill of petitions. So the present agreement will be extended for another 6 months, which means that will be expiring again on June 30, 2011; flight attendants’ union (ACAV): there is currently a collective bargaining agreement signed with ACDAC valid from July 17, 2008 until December 31, 2011.

COPA HOLDINGS, S. A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2010
(In US$ thousands)
25. Commitments and Contingencies (continued)
Typically, collective bargaining agreements in Colombia have terms of two to four years. Copa Colombia has traditionally experienced good relations with its unions.
Lines of Credit for Working Capital and Letters of Credit
The Company maintained available facilities for letters of credit with several banks with outstanding balances of $26.8 million and $25.7 million at December 31, 2010 and 2009, respectively. These letters of credit are pledged mainly for operating lessors, maintenance providers and airport operators. Of this total, $2.9 million are letters of credit opened on behalf of Copa Colombia for the same purposes listed above.
Copa Airlines has lines of credit at total amount of $139 million, in which it has committed lines of credit totaling $79 million, including one line of credit for $15 million with Banco General, an overdraft line of credit of $10 million with Towerbank, a line of credit of $20 million with Citibank, a line of credit of $30 million with Banco Nacional de Panamá and one line of credit of $4 million with Banco Panama. Copa Airlines also has a non committed line of credit of $60.0 million with Bladex. These lines of credit have been put in place to bridge liquidity gaps and for other potential contingencies.
As of December 31, 2010 Copa Airlines has an outstanding balance of $13.0 million dollars with Bladex
Litigation
We are plaintiffs in an action we filed against INFRAERO, Brazil’s airport operator, in October of 2003 challenging the legality of the Additional Airport Tariffs (Adicional das Tarifas Aeroportuárias, or ATAERO), which is a 50% surcharge imposed on all airlines which fly to Brazil. Similar suits have been filed against INFRAERO by other major airline carriers. In our case, the court of first instance ruled in favor of INFRAERO and we have appealed the judgment. During the pendency of the litigation, we continue to pay the amounts of ATAERO due into an escrow account and as of December 31, 2010, the aggregate amount in such account totaled US$16 million. In the event we receive a final unfavorable judgment, we will be required to release the escrowed fund to INFRAERO and will not be able to recover such amounts. We do not, however, expect the release of such amounts to have a material impact on our financial results.

COPA HOLDINGS, S. A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2010
(In US$ thousands)
26. Objectives and Policies for Managing Financial Risk
26.1 Fuel Price Risk
In the normal course of its operations, the Company is exposed to a variety of financial risks: market risk (especially cash flow, currency, commodity price and interest rate risk), credit risk and liquidity risk. The Company has established risk management policies to minimize potential adverse effects on the Company’s financial performance.
Also the Company has risks that are common in their industry and these are mitigated through derivatives contracts. The main risk associated with the industry is the variation in fuel prices, which the Company mitigates through derivatives instruments contracts.
The Company periodically enters into transactions with derivative financial instruments, namely, fuel derivative instruments, with the purpose of providing for short to mid-term hedge protection (generally three to eighteen months) against sudden and significant increases in jet fuel prices, while simultaneously ensuring that the Company is not competitively disadvantaged in the event of a substantial decrease in the price of jet fuel. The Company does not hold or issue derivative financial instruments for trading purposes.
The Company’s derivative contracts did not qualify as hedges for financial reporting purposes. Accordingly, changes in fair value of such derivative contracts, which amounted to $11.7 million and $58.0 million in years 2010 and 2009, respectively, were recorded as a component of “Other operating expenses” in the consolidated statement of income.
The fair value of derivative contracts amounted to $21.9 million at December 31, 2010 and $10.0 million at December 31, 2009 and was recorded in “Other current assets” in the consolidated statement of financial position. The Company’s purchases of jet fuel are made substantially from one supplier.
At December 31, 2010, the Company held derivative instruments for 23% of its projected fuel consumption for 2011, in comparison with 27% of its 2010 fuel expense.
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
The sensitivity of a possible change in the price of jet fuel, with all other variables held constant, of the Company’s income before income taxes if the price of jet fuel were to increase or decrease by 5% would be $17,721 and $15,041 in 2010 and 2009, respectively.

COPA HOLDINGS, S. A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2010
(In US$ thousands)
26. Objectives and Policies for Managing Financial Risk (continued)
26.2 Market Risk
Foreign Currency Risk
Foreign exchange risk is originated when the Company performs transactions and maintains monetary assets and liabilities in currencies that are different to the functional currency of the Company. Assets and liabilities in foreign currency are converted with the exchange rates at the end of the period, except for non-monetary assets and liabilities that are converted at the equivalent cost of the (US$) United States Dollar at the acquisition date and maintain at the historical rate. The results of operations are converted with the average exchange rates that were in place during the period. Earnings and losses deriving from exchange rates are included within “Exchange rate difference” in the consolidated statement of income.
In 2010, approximately 67% of the Company’s expenses and 42% of its revenues are denominated in dollars. The rest of revenue and expenses are denominated in currencies from countries the Company flies to, on which the most significant is the Colombian Peso. Generally, the Company’s exposure to foreign currency risk is limited to a period of up to two weeks, from the moment that the sale is completed until the funds are repatriated to Panama in balboa or dollars of the United States of America.
If the devaluation percentage of the most representatives currencies would have been 5% during 2010 and the remaining market variables were constant, the pretax income would have fallen by $0.23 in 2010 and $0.22 in 2009. The decrease origin would be principally for exchange losses, due to the repatriation of the currency, due to the Company generally maintains more assets than liabilities in foreign currency, basically cash and cash equivalents.
Due to exchange controls in Venezuela, however, we often experience additional delays converting cash generated from our local operations in Venezuela.

COPA HOLDINGS, S. A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2010
(In US$ thousands)
26.2 Market Risk (continued)
Foreign Currency Risk (continued)
The following chart summarized the Company’s exchange risk exposure (assets and liabilities denominated in foreign currency) at December 31, 2010 and 2009:

	As of	As of
	December 31,	December 31,
	2010	2009
Assets
Cash and cash equivalents	$344,890	$265,396
Documents and accounts receivables, net	58,719	36,358
Prepaid expenses	28,660	24,968
Other assets	46,003	41,331

Total assets	$478,272	$368,053

Liabilities
Loans	$2,905	$13,188
Accounts payables suppliers and agencies	144,157	86,946
Accumulated taxes and expenses payables	51,284	53,330
Air traffic liability	7,766	5,035
Other liabilities	41,684	19,197

Total liabilities	247,796	177,696

Net position	$230,476	$190,357

COPA HOLDINGS, S. A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2010
(In US$ thousands)
26.3 Credit Risk
The credit risk is originated from the cash and cash equivalents, deposits in banks, investments in financial instruments, accounts and documents receivables and consist in the risk that the counterparty could not be capable to fulfill its contracted obligations, causing financial losses to the Company. The Company, to mitigate the credit risk arising from deposit in banks and investments in financial instruments, only performs business with financial instruments that have investment grade of Fitch and Standard & Poor above BBB- with strength and liquidity indicators aligning with or above the market average. Also, for the credit risk originated for commercial accounts receivables, the Company does not consider it is a significant one, since most of the accounts receivables can be easily converted into cash, usually in periods no longer to one month. Accounts receivables from cargo agencies are more likely to be exposed to credit risk, but this is mitigated with the established policies to make sure that the credit sales are to clients with good credit history. Specific credit limits and payment terms have been established according to periodic analysis of the payment capacity of the clients.
A considerable amount of the sales of tickets by the Company are processed through major credit cards, resulting in accounts receivable that are generally short-term, and usually collected before revenue is recognized. The Company considers that the credit risk associated with these accounts receivable is controllable based on the industry’s trends and strong policies and procedures established and followed up by the Company.
26.4 Interest Rates and Cash Flow Risk
The income and operating cash flow of the Company are substantially independent of changes in interest rates, because the Company does not have significant assets that generate interest except for surplus cash.
The interest rate risk is originated mainly for long term aircraft lease payments. These long term lease payments at variable interest rates expose the Company to cash flow risk. To mitigate the effect of variable cash flows associated to contracted rates and transform them into fixed rates, the Company has entered into one Interest Rates Swap contract to hedge against market rates fluctuations. This eliminate interest rates hedge contract has been designated and qualified as cash flow hedge contracts with changes in fair value recorded in “Other current assets” or in “Other current liabilities” in the Consolidated Statement of Financial Position and offset in “Accumulated other comprehensive income (loss)”.

COPA HOLDINGS, S. A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2010
(In US$ thousands)
26.4 Interest Rates and Cash Flow Risk (continued)
At December 31, 2010, the fixed interest rates vary from 0.28% to 6.07% and the main floating rate is LIBOR. Gains and losses recognized in the other comprehensive income in equity on interest rate swap contracts as of December 31, 2010 will be continuously released to the consolidated statement of income until the repayment of the debt.
The fair value of the interest rate swap hedge derivative contract amounted to $6,504 and $5,204 at December 31, 2010 and 2009 respectively and is recorded as a component of “Other current liabilities” against the ”Accumulated other comprehensive income (loss)”.
The ineffective portion of this contract, if any, is recognized in the consolidated statement of income as a component of “Other operating expenses”. During these periods there was no ineffectiveness of the hedging contracts.
26.5 Liquidity Risk
The Company’s policy requires having sufficient cash to fulfill its obligations. The Company maintains sufficient cash on hand and in banks or equivalents of easy realization into cash. The Company also has credit lines in financial institutions that allows it to withstand potential cash deficit to fulfill its short term commitments.

COPA HOLDINGS, S. A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2010
(In US$ thousands)
26.5 Liquidity Risk (continued)
The table below summarizes the Company’s financial liabilities according to their maturity date. The amounts in the table are the contractual undiscounted cash flows. Balances due within twelve months equal their carrying balances as the impact of discounting is not significant.

	Less than		More than
December 31, 2010	twelve months	1 to 4 years	four years
Long term debt	100,860	425,781	462,900
Accounts payable	66,005	—	—
Air traffic liability	208,735	—	—
Accounts payable to related parties	13,895	—	—
Other liabilities	108,400	59,452	—

December 31, 2009
Long term debt	94,550	326,593	424,378
Accounts payable	50,884	—	—
Air traffic liability	180,957	—	—
Accounts payable to related parties	14,103	—	—
Other liabilities	103,122	55,488	—
26.6 Capital Risk Management
The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to provide returns for shareholders and benefits for other stakeholders and to maintain an optimal capital structure to reduce the cost of capital.
Consistent with others in the industry, the Company monitors capital on the basis of the gearing ratio. This ratio is calculated as net debt divided by total capital. Net debt is calculated as total borrowings (including current and non-current borrowings as shown in the consolidated statement of financial position) less cash and cash equivalents. Total capital is calculated as equity as shown in the consolidated statement of financial position plus net debt.
Following is summarized the gearing ratio of the Company:

2011
Total loans payable (Note 14)	$989,541
Less: cash and cash equivalents (Note 4)	(402,603)

Net debt	586,938
Total equity	1,109,969
Total capital	$1,696,907

Gearing ratio	35%

COPA HOLDINGS, S. A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2010
(In US$ thousands)
26.7 Fair value measurement
The carrying amount of cash, cash equivalents, restricted cash, accounts receivable and accounts payable approximate fair value due to their short-term nature.
Fair value measurement is classified entirely following the hierarchy level of fair value that was included in the IFRS 7 Financial Instruments: Disclosures; as following:
Level 1: Quoted prices (unadjusted) in active markets for identical assets and liabilities.
Level 2: Inputs other than quoted prices including within level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is derived from prices).
Level 3: Inputs for the asset or liability that is not based on observable market data (that is unobservable inputs).
The following chart summarizes the Company’s financial instruments measured at fair value, classified according to the valuation method:

	Fair Value Measurement at Reporting Date Using
	December 31,
Description	2010	Level 1	Level 2	Level 3

Assets
Fuel derivatives	$21,785	—	$21,785	—
Currency derivatives	209	—	209	—

Total assets	$21,994	—	$21,994	—

Liabilities
Interest rates hedges	6,504	—	6,504	—

Total liabilities	$6,504	—	$6,504	—

COPA HOLDINGS, S. A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2010
(In US$ thousands)
27. Special Fleet Charges
In 2009, the Company decided to terminate early three MD-80 aircraft leases, in connection with the fleet renovation plan of Copa Colombia to Embraer -190 aircraft. Early termination charges amounted to $10.5 million and were recognized as Special Fleet Charges in the consolidated statements of income.
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
28. Subsequent Events
Stock Grants
During first quarter of 2011, the Compensation Committee of the Company’s Board of Directors approved four (4) new awards. Awards were granted under these new plans for approximately 319,000 shares of non-vested stock, which will vest over a period of three (3) to five (5) years. The Company estimates the fair value of these awards to be approximately $18.1 million and the 2011 compensation cost for these plans is $7.2 million.
Dividend distribution
On May 4, 2011, the Company’s Board of Directors approved a dividend distribution of approximately $72 million, which represents 30% of the 2010 net income. This dividend will be paid on June 15, 2011.

COPA HOLDINGS, S. A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2010
(In US$ thousands)
29. Segment Reporting
The Company determined it has two reportable segments, the Copa segment and the Copa Colombia segment, primarily because: (1) management evaluates the financial and operational results of the Copa segment and Copa Colombia segment separately for internal reporting and management performance evaluation purposes; and (2) management intends to allow Copa Colombia’s existing management to continue operating the airline as a point-to-point Colombian carrier. The accounting policies of the segments are the same as those described in Note 2, “Summary of Significant Accounting Policies”. General corporate and other assets are allocated to the Copa segment.
Information concerning operating revenue by principal geographic area for the period ended December 31 is as follow (in millions):

	2010	2009

North America	$215.3	$192.6
Central America and Caribbean	208.2	188.1
South America	784.4	740.2
Panama	206.9	135.1

	$1,414.8	$1,256.0

We attribute revenue among the geographical areas based upon point of sales. Our tangible assets and capital expenditures consist primarily of flight and related ground support equipment, which is mobile across geographic markets and, therefore, has not been allocated.

COPA HOLDINGS, S. A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2010
(In US$ thousands)
29. Segment Reporting
Operating information for the Copa segment and the Copa Colombia segment for the period ended December 31, 2010 and 2009 is as follow (in millions):

	2010	2009
Operating revenues:
Copa segment	1,164.0	1,013.1
Copa Colombia segment	270.0	254.6
Eliminations	(19.2)	(11.7)

Consolidated	1,414.8	1,256.0

Depreciation:
Copa segment	55.2	46.7
Copa Colombia segment	7.7	4.1

Consolidated	62.9	50.8

Aircraft rentals:
Copa segment	30.4	25.5
Copa Colombia segment	27.2	26.2
Eliminations	(11.3)	(5.2)

Consolidated	46.3	46.5

Operating income:
Copa segment	292.0	232.7
Copa Colombia segment	(5.0)	6.5
Eliminations	2.6	0.9

Consolidated	289.6	240.1

Interest expense:
Copa segment	27.0	30.0
Copa Colombia segment	2.9	2.9

Consolidated	29.9	32.9

Interest income:
Copa segment	3.9	8.1
Copa Colombia segment	0.9	1.0

Consolidated	4.8	9.1

Income before income taxes:
Copa segment	264.7	271.8
Copa Colombia segment	(4.7)	4.1

Consolidated	260.0	275.9

Total Assets at End of Period:
Copa segment	2,386.1	1,984.4
Copa Colombia segment	340.9	321.8
Eliminations	(171.1)	(145.0)

Consolidated	2,555.9	2,161.2

Capital Expenditures:
Copa segment	(270.4)	(155.7)
Copa Colombia segment	(58.5)	(55.8)

Consolidated	(328.9)	(211.5)

Total Liabilities at End of Period:
Copa Segment	1,277.5	1,082.0
Copa Colombia segment	273.3	246.8
Eliminations	(104.8)	(78.7)

Consolidated	1,446.0	1,250.1