Form 20-F
period 2011-12-31
Copa Holdings, S.A.
filed 2012-04-16
CIK 1345105

As filed with the Securities and Exchange Commission on April 13, 2012

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2011

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: At December 31, 2011, there were outstanding 43,895,888 shares of common stock, without par value, of which 32,957,763 were Class A shares and 10,938,125 were Class B shares.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    ☒  Yes    ☐  No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    ☐  Yes    ☒  No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    ☒  Yes    ☐  No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).     ☒  Yes    ☐  No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and non-accelerated filer” in Rule 12b-2 of Exchange Act. (Check one):

Large Accelerated Filer ☒	Accelerated Filer ☐	Non-accelerated Filer ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:

☐  Item 17    ☐  Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    ☐  Yes    ☒  No

i

INTRODUCTION

In this annual report on Form 20-F, unless the context otherwise requires, references to “Copa Airlines” are to Compañía Panameña de Aviación, S.A., the unconsolidated operating entity, “Copa Colombia” to refer to AeroRepública, S.A., the unconsolidated operating entity, and references to “Copa,” “Copa Holdings,” “we,” “us” or the “Company” are to Copa Holdings, S.A. and its consolidated subsidiaries. References to “Class A shares” refer to Class A shares of Copa Holdings, S.A.

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

•

“Revenue passengers” represents the total number of paying passengers (including all passengers redeeming OnePass frequent flyer miles – which have been renamed MileagePlus as of March 3rd, 2012 – and other travel awards) flown on all flight segments (with each connecting segment being considered a separate flight segment).

•	“Yield” represent the average amount one passenger pays to fly one mile.

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

Presentation of Financial and Statistical Data

Included elsewhere in this annual report are our audited consolidated statement of financial position as of December 31, 2011 and 2010, and the related audited consolidated statements of income, changes in shareholders’ equity and cash flows for the years ended December 31, 2011, 2010, and 2009.

The Company’s consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”).

Unless otherwise indicated, all references in the annual report to “$” or “dollars” refer to U.S. dollars.

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

A. Selected Financial Data

The following table presents summary consolidated financial and operating data for each of the periods indicated. Our consolidated financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”) and are stated in U.S. dollars. You should read this information in conjunction with our consolidated financial statements included in this annual report and the information under “Item 5. Operating and Financial Review and Prospects” appearing elsewhere in this annual report.

The summary consolidated financial information for the years ended December 31, 2011, 2010, and 2009 has been derived from our audited consolidated financial statements included elsewhere in this annual report.

	Year Ended December 31, (in thousands of dollars, except share and per share data and operating data)
	2011	2010	2009
INCOME STATEMENT DATA
Operating revenue:
Passenger revenue	1,747,102	1,338,581	1,189,706
Cargo, mail and other	83,819	76,225	66,370
Total operating revenues	1,830,921	1,414,806	1,256,076

Operating expenses:
Aircraft fuel	547,221	354,427	300,816
Salaries and benefits	213,094	178,845	157,045
Passenger servicing	160,725	133,718	125,150
Commissions	72,947	57,677	57,564
Reservations and sales	70,363	58,813	56,280
Maintenance, materials and repairs	70,969	62,229	55,720
Depreciation and amortization	75,458	62,962	50,876
Flight operations	83,782	70,648	60,873
Aircraft rentals	51,259	46,334	46,538
Landing fees and other rentals	41,881	40,320	33,628

	xxxx	xxxx	xxxx
Other	58,237	59,185	52,083
Special fleet charges(1)	0	0	19,417
Total operating expenses	1,445,936	1,125,158	1,015,990

Operating income	384,985	289,648	240,086

Non-operating income (expense):
Interest expense	-32,680	-29,981	-32,938
Interest capitalized	0	0	693
Interest income	6,774	4,759	9,185
Other, net(2)	-13,068	-4,403	58,955

Total non-operating expenses, net	-38,974	-29,625	35,895

Income before income taxes	346,011	260,023	275,981
Provision for income taxes	35,586	18,966	26,894

Net income	310,425	241,057	249,087

STATEMENT OF FINANCIAL POSITION DATA
Total cash, cash equivalents and short-term investments	506,146	402,603	352,068
Accounts receivable, net	143,001	89,387	80,791
Total current assets	754,719	594,383	503,022
Purchase deposits for flight equipment	242,287	205,972	198,697
Total property and equipment	2,000,191	1,772,528	1,480,172
Total assets	3,066,273	2,555,997	2,161,208
Long-term debt	936,657	888,681	750,971
Total shareholders’ equity	1,389, 531	1,144,656	911,133
Capital stock	63,528	55,867	51,782

CASH FLOW DATA
Net cash provided by operating activities	498,289	292,801	291,299
Net cash used in investing activities	-468,250	-445,432	-160,314
Net cash (used in) provided by financing activities	5,775	95,520	-87,849

OTHER FINANCIAL DATA
EBITDA(3)	447,375	348,207	349,917
Aircraft rentals	51,259	46,334	46,538
Operating margin(4)	21.0%	20.5%	19.1%
Weighted average shares used in computing net income per share (basic)	44,493,379	43,995,671	43,910,929
Weighted average shares used in computing net income per share (diluted)	44,493,379	43,995,671	43,910,929
Net income per share (basic)	$6.98	$5.48	$5.67
Net income per share (diluted)	$6.98	$5.48	$5.67
Dividends declared per share	$1.64	$1.09	$0.37
Total number of shares at end of period	43,895,888	43,597,682	43,344,978

OPERATING DATA
Revenue passengers carried(5)	8,723	7,998	7,182
Revenue passenger miles(6)	10,198	8,416	7,397
Available seat miles(7)	13,352	10,950	9,911
Load factor(8)	76.40%	76.90%	74.60%
Break-even load factor(9)	60.10%	61.90%	55.30%
Total block hours(10)	255,638	221,298	206,726
Average daily aircraft utilization(11)	10.5	10.2	10.1
Average passenger fare	200.3	167.4	165.6
Yield(12)	17.14	15.9	16.08
Passenger revenue per ASM(13)	13.08	12.22	12.00
Operating revenue per ASM(14)	13.71	12.92	12.67
Operating expenses per ASM (CASM)(15)	10.83	10.28	10.25
Departures	99,864	95,004	88,294
Average daily departures	273.6	260.3	241.9
Average number of aircraft	67.5	59.7	56.3
Airports served at period end	59	52	51

(1)	Represents expenses related to costs associated with terms negotiated for the early termination its MD-80 aircraft as a result of Copa Colombia’s transition to a more fuel efficient all Embraer-190 fleet in 2009.
(2)	Consists primarily of changes in the fair value of fuel derivative contracts and foreign exchange gains/losses.
(3)	EBITDA represents net income (loss) plus the sum of interest expense, income taxes, depreciation and amortization minus the sum of interest capitalized and interest income. EBITDA is presented as supplemental information because we believe it is a useful indicator of our operating performance and is useful in comparing our operating performance with other companies in the airline industry. However, EBITDA should not be considered in isolation, as a substitute for net income prepared in accordance with IFRS or as a measure of a company’s profitability. In addition, our calculation of EBITDA may not be comparable to other companies’ similarly titled measures. The following table presents a reconciliation of our net income to EBITDA for the specified periods:

	2011	2010	2009
Net income	310,425	241,057	249,087
Interest expense	32,680	29,981	32,938
Income taxes	35,586	18,966	26,894
Depreciation	75,458	62,962	50,876

Subtotal	454,149	352,966	359,795

Interest capitalized	(0)	(0)	(693)
Interest income	(6,774)	(4,759)	(9,185)

EBITDA	447,375	348,207	349,917

Aircraft rentals represent a significant operating expense of our business. Because we leased several of our aircraft during the periods presented, we believe that when assessing our EBITDA you should also consider the impact of our aircraft rent expense.

(4)	Operating margin represents operating income divided by operating revenues.
(5)	Total number of paying passengers (including all passengers redeeming OnePass (now MileagePlus) frequent flyer miles and other travel awards) flown on all flight segments, expressed in thousands.
(6)	Number of miles flown by scheduled revenue passengers, expressed in millions.
(7)	Aircraft seating capacity multiplied by the number of miles the seats are flown, expressed in millions.
(8)	Percentage of aircraft seating capacity that is actually utilized. Load factors are calculated by dividing revenue passenger miles by available seat miles.
(9)	Load factor that would have resulted in total revenues being equal to total expenses. Excluding the effect of fuel derivative mark-to-market and special fleet charges, this figure would have been 58.3% in 2009, 61.2% in 2010, and 59.6% in 2011.
(10)	The number of hours from the time an airplane moves off the departure gate for a revenue flight until it is parked at the gate of the arrival airport.
(11)	Average number of block hours operated per day per aircraft for the total aircraft fleet.
(12)	Average amount (in cents) one passenger pays to fly one mile.
(13)	Passenger revenues (in cents) divided by the number of available seat miles.
(14)	Total operating revenues for passenger related costs (in cents) divided by the number of available seat miles.
(15)	Total operating expenses for passenger aircraft related costs (in cents) divided by the number of available seat miles.
(16)	Percentage of flights that arrive at the destination gate within fifteen minutes of scheduled arrival.
(17)	The average number of miles flown per flight.
(18)	Percentage of flights that depart within fifteen minutes of the scheduled departure time.
(19)	Has not historically distinguished between revenue passengers and non-revenue passengers. Revenue passenger information and other statistics derived from revenue passenger data for the year ended December 31, 2009, 2010 and 2011 has been derived from estimates that we believe to be materially accurate.

B. Capitalization and Indebtedness

Not applicable

C. Reasons for the Offer and Use of Proceeds

Not applicable

D. Risk Factors

Risks Relating to Our Company

Our failure to successfully implement our growth strategy may adversely affect our results of operations and harm the market value of our Class A shares.

We have been growing rapidly for more than ten years. Through a growth-oriented fleet plan, we intend to expand our service to new markets and to increase the frequency of flights to the markets we currently serve. Achieving these goals is essential in order for our business to benefit from cost efficiencies resulting from economies of scale. We expect to have substantial cash needs as we expand, including cash required to fund aircraft acquisitions or aircraft deposits as we add to our fleet. We cannot assure you that we will have sufficient cash to fund such projects, and if we are unable to successfully expand our route system, our future revenue and earnings growth would be limited.

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

Additionally, a significant portion of our revenues is derived from discretionary and leisure travel which are especially sensitive to economic downturns. An adverse economic environment, global or regional, could result in a reduction in passenger traffic, and leisure travel in particular, as well as a reduction in our cargo business, and could also impact our ability to raise fares, which in turn would materially and negatively affect our financial condition and results of operations.

The cost of refinancing our debt and obtaining additional financing for new aircraft has increased and may continue to increase.

We currently finance our aircraft through bank loans and operating leases. In the past, we have been able to obtain lease or debt financing on terms attractive to us. We have obtained most of the financing for our Boeing aircraft purchases from commercial financial institutions utilizing guarantees provided by the Export-Import Bank of the United States. The Export-Import Bank provides guarantees to companies that purchase goods from U.S. companies for export, enabling them to obtain financing at substantially lower interest rates as compared to those that they could obtain without a guarantee. The Export-Import Bank does not provide similar guarantees in connection with financing for our aircraft purchases from Embraer since those aircraft are not exports from the United States. At December 31, 2011, we had $651.3 million of outstanding indebtedness that is owed to financial institutions under financing arrangements guaranteed by the Export-Import Bank. In February 2011, participants from the members states of the Organization for Economic Co-operation and Development (OECD), including the the Export-Import Bank, agreed to a new common approach with respect to aircraft purchase financing (the “2011 Aircraft Sector Understanding”). The 2011 Aircraft Sector Understanding unifies the terms, conditions and procedures governing large and regional aircraft exports and in particular attempts to reduce the subsidies from which we benefit by setting forth increased minimum guarantee premium rates based on a borrower’s credit risk classification. Although aircraft delivered prior to December 31, 2012 pursuant to firm orders placed prior to December 31, 2010 will continue to benefit from the previous regime, the 2011 Aircraft Sector Understanding is likely to increase our financing costs and may negatively affect our results of operation. In addition, we cannot predict whether the Export-Import Bank’s credit support will continue to be available to us to fund future purchases of Boeing aircraft. The Export-Import Bank may in the future limit its exposure to Panama-based companies, to our airline or to airlines generally, or may encourage us to diversify our credit sources by limiting future guarantees.

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

Historically, we maintained a broad commercial and marketing alliance with Continental Airlines, Inc., or Continental. On October 1, 2010, Continental merged with United Airlines and became a wholly-owned subsidiary of United Continental Holdings, Inc. (“UAL”). All of the benefits from our previous alliance with Continental have been recognized by UAL. In addition, the U.S. Department of Transportation, or DOT, has issued a “route transfer order” pursuant to which the antitrust immunity granted to Continental Airlines and Copa Airlines has been transfered to UAL and Copa Airlines. This alliance allows us to enhance our network and, in some cases, offer our customers services that we could not otherwise offer. Our alliance has provided us with support in negotiations for aircraft purchases, insurance and fuel purchases, sharing of “best practices” and engineering support in our maintenance operations, and significant other intangible support. This support has assisted us in our growth strategy, while also improving our operational performance and the quality of our service. In addition, the DOT has issued a “route transfer order” document whereby the existing antitrust immunity grand between Continental Airlines and Copa Airlines is now in effect between UAL and Copa Airlines

If UAL were to experience severe financial difficulties or go bankrupt, our alliance and service agreements may be terminated or we may not realize the anticipated benefits from our relationship with UAL. In addition, high fuel costs, slowdowns in the global capital markets, industry competition and terrorism or other international hostilities may all affect UAL’s profitability. We cannot assure you that UAL will be able to sustain its profitability, and as a result, we may be materially and adversely affected by a deterioration of UAL’s financial condition.

In addition, if our alliance with UAL or our service agreements were terminated, our business, financial condition and results of operations would likely be materially and adversely affected. The loss of Copa’s codesharing relationship with UAL would adversely affect our revenues. We also rely on UAL’s OnePass frequent flyer program, which has been renamed MileagePlus as of March 3rd, 2012, in which we participate globally and on a co-branded basis in Latin America. Our business may be adversely affected if this frequent flyer program does not remain a competitive marketing program. In addition, our competitors may benefit from alliances with other airlines that are more extensive than our alliance with UAL. We cannot predict the extent to which we will be disadvantaged by competing alliances. Our relationship with suppliers depends in part on our alliance with UAL.

We have decided to join Star Alliance, which could involve significant risks.

During 2008, Continental Airlines announced its intention to leave the SkyTeam Alliance and join the Star Alliance, effective the fourth quarter of 2009. Due to our long-standing alliance relationship with Continental, and in order to ensure we remain fully aligned with Continental on a number of important joint initiatives, we also exited the SkyTeam Alliance during the fourth quarter of 2009. As a result, we are currently not affiliated with any global airline alliance. In November 2010, Copa and Star Alliance jointly announced Copa’s intention to join Star Alliance. Copa is currently in the process of complying with the requirements to join with a target entry date into Star Alliance during the 2nd quarter of 2012. In particular, we have been required to execute bilateral agreements with members of the alliance and integrate our technology processes. The process of joining an alliance like Star Alliance involves execution risks including potential delays due to lack of applicable approvals or difficulty in satisfying entrance requirements and is subject to our decision to withdraw from the joining process. One of our main competitors, Avianca-Taca, is also in the process of joining Star Alliance. We cannot predict the extent to which participating in the same alliance as one of our direct competitors may impact our revenues, our ability for future growth, or any additional implications to our current operations. Any of these factors could result in additional costs and anticipated benefits may not be realized, which could have a material adverse effect on our business, results of operations and financial condition.

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

At the present time, Corporación de Inversiones Aereas, S.A., or CIASA, a Panamanian entity, is the record owner of all of our Class B voting shares, representing approximately 25.1% of our total share capital and all of the voting power of our capital stock.

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

The growth of our operations to the United States and the benefits of our code-sharing arrangements with UAL are dependent on Panama’s continued favorable safety assessment.

The FAA periodically audits the aviation regulatory authorities of other countries. As a result of its investigation, each country is given an International Aviation Safety Assessment, or IASA, rating. Since April 2004, IASA has rated Panama as a Category 1 jurisdiction. We cannot assure you that the government of Panama and the AAC in particular, will continue to meet international safety standards, and we have no direct control over their compliance with IASA guidelines. If Panama’s IASA rating were to be downgraded in the future, it could prohibit us from increasing service to the United States and UAL would have to suspend the placing of its code on our flights, causing us to lose direct revenue from codesharing as well as reducing flight options to our customers.

We are highly dependent on our hub at Panama City’s Tocumen International Airport.

Our business is heavily dependent on our operations at our hub at Panama City’s Tocumen International Airport. Substantially all of our Copa flights either depart from or arrive at our hub. Our operations and growth strategy is therefore, at least in part, dependent on the facilities and infrastructure, and on the completion of the expansion of Tocumen International Airport expected to be fully operational in the 2nd quarter of 2012.

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

We are exposed to increases in airport charges, taxes and various other fees and cannot be assured access to adequate facilities and landing rights necessary to achieve our expansion plans.

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

Certain airports that we serve (or that we plan to serve in the future) are subject to capacity constraints and impose various restrictions, including slot restrictions during certain periods of the day, limits on aircraft noise levels, limits on the number of average daily departures and curfews on runway use. We cannot assure you that we will be able to obtain a sufficient number of slots, gates and other facilities at airports to expand our services as we are proposing to do. It is also possible that airports not currently subject to capacity constraints may become so in the future. In addition, an airline must use its slots on a regular and timely basis or risk having those slots re-allocated to others. Where slots or other airport resources are not available or their availability is restricted in some way, we may have to amend our schedules, change routes or reduce aircraft utilization. Any of these alternatives could have an adverse financial impact on us. In addition, we cannot assure you that airports at which there are no such restrictions may not implement restrictions in the future or that, where such restrictions exist, they may not become more onerous. Such restrictions may limit our ability to continue to provide or to increase services at such airports.

We have significant fixed financing costs and expect to incur additional fixed costs as we expand our fleet.

The airline business is characterized by high leverage, and we have a high level of indebtedness. We also have significant expenditures in connection with our operating leases and facility rental costs, and substantially all of our property and equipment is pledged to secure indebtedness. For the year ended December 31, 2011, our interest expense and aircraft and facility rental expense under operating leases aggregated $102.7 million. At December 31, 2011, approximately 62% of our total indebtedness bore interest at fixed rates, and a small portion of our lease obligations was determined with reference to LIBOR. Accordingly, our financing and rent expense will not decrease significantly if market interest rates decline.

As of December 31, 2011, we had firm commitments to purchase 37 Boeing 737-Next Generation, with an aggregate manufacturer’s list price of approximately $3.3 billion. We will require substantial capital from external sources to meet our future financial commitments. In addition, the acquisition and financing of these aircraft will likely result in a substantial increase in our leverage and fixed financing costs. A high degree of leverage and fixed payment obligations could:

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

In 2012, we expect to take delivery of 13 Boeing 737-800 and in the future we expect to continue to incorporate new aircraft into our fleet. The decision to incorporate new aircraft is based on a variety of factors, including the implementation of our growth strategy. Acquisition of new aircraft involves a variety of risks relating to its ability to be successfully placed into service including:

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

Due to the factors described above and others described in this annual report, quarter-to-quarter comparisons of our operating results may not be good indicators of our future performance. In addition, it is possible that in any quarter our operating results could be below the expectations of investors and any published reports or analysis regarding our company. In that event, the price of our Class A shares could decline, perhaps substantially.

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

Moreover, any aircraft accident or incident, even if fully insured, could cause the public to perceive us as less safe or reliable than other airlines which could harm our business and results of operations. The Copa brand name and our corporate reputation are important and valuable assets. Adverse publicity (whether or not justified) could tarnish our reputation and reduce the value of our brand. Adverse perceptions of the types of aircraft that we operate arising from safety concerns or other problems, whether real or perceived, or in the event of an accident involving those types of aircraft could significantly harm our business as the public may avoid flying our aircraft.

Fluctuations in foreign exchange rates could negatively affect our net income.

In 2011, approximately 68.3% of our expenses and 40.3% of our revenues were denominated in U.S. dollars. The remainder of our expenses and revenues were denominated in the currencies of the various countries to which we fly, with the largest non-dollar amount denominated in Colombian Pesos due to our volume of business in Colombia. If any of these currencies decline in value against the U.S. dollar, our revenues, expressed in U.S. dollars, and our operating margin would be adversely affected. We may not be able to adjust our fares denominated in other currencies to offset any increases in U.S. dollar-denominated expenses, increases in interest expense or exchange losses on fixed obligations or indebtedness denominated in foreign currency. In 2011, we had hedges in place with respect to some of our U.S. dollar / Colombian Peso exposure.

We are also exposed to exchange rate losses, as well as gains, due to the fluctuation in the value of local currencies vis-à-vis the U.S. dollar during the period of time between the time we are paid in local currencies and the time we are able to repatriate the revenues in U.S. dollars. Although in most countries to which we fly this period is typically between one and two weeks, in Venezuela, foreign companies, including airlines, have experienced increasing delays for approvals by the Venezuelan government to repatriate funds. We have significant cash balances in Venezuelan Bolivars subject to Venezuelan exchange controls. In recent periods, we have experienced up to a nine month delay in repatriating funds. On January 8, 2010, the Venezuelan government announced its decision to implement new fixed exchange rates effective January 11, 2010, which resulted in a significant devaluation of the Bolivars against the U.S. dollar. As a result, we incurred losses of approximately $19.7 million in 2010. Given the uncertainty with respect to the exchange control regime in Venezuela, we continue to be exposed in respect of our cash balance in Venezuelan Bolivars should there be a further devaluation.

Our maintenance costs will increase as our fleet ages.

The average age of our fleet was approximately 5.1 years as of December 31, 2011. Historically, we have incurred low levels of maintenance expenses relative to the size of our fleet because most of the parts on our aircraft are covered under multi-year warranties. As our fleet ages, these warranties expire and the mileage on each aircraft increases, our maintenance costs may increase significantly, both on an absolute basis and as a percentage of our operating expenses.

If we enter into a prolonged dispute with any of our employees, many of whom are represented by unions, or if we are required to increase substantially the salaries or benefits of our employees, it may have an adverse impact on our operations and financial condition.

Approximately 58% of the Company’s employees belong to a labor union. There are currently five unions covering our Copa employees based in Panama and four unions covering our Copa Colombia employees in Colombia.

The five unions in Panama are: the pilots’ union (UNPAC); the flight attendants’ union (SIPANAB); the mechanics’ union (SITECMAP); the traffic attendants’ union (UGETRACO); and a generalized union (SIELAS), which represents ground personnel, messengers, drivers, counter agents, and other non-executive administrative staff. Copa entered into collective bargaining agreements with its pilot union in November 2007, its general union in July 2008, its mechanics union in April 2009, and its flight attendants union in March 2010. Collective bargaining agreements in Panama are typically between three and four year terms. Recently, Copa settled negotiations related to alleged labor violations submitted by SIELAS. The next negotiations with SIELAS are expected to take place in September 2013. We started negotiations with UNPAC for a new collective bargaining agreement with a target completion date of August 2012. Copa Airlines has traditionally experienced good relations with its unions.

Four unions cover our employees in Colombia: the pilots’ union (ACDAC), the flight attendants’ union (ACAV), the industry union, and the mechanics union. We commenced negotiations with ACDAC on February 28, 2012, and expect to enter into arbitration proceedings to reach settlement with each of the ACAV, the industry union, and the mechanics union. Typically, collective bargaining agreements in Colombia have terms of two to four years. Although Copa Colombia usually settles many of its collective bargaining agreement negotiations through arbitration proceedings, it has traditionally experienced good relations with its unions.

The Company’s employees in Brazil are covered by industry union agreements that cover all airline industry employees in the country.

A strike, work interruption or stoppage or any prolonged dispute with our employees who are represented by any of these unions could have an adverse impact on our operations. These risks are typically exacerbated during periods of renegotiation with the unions. Any renegotiated collective bargaining agreement could feature significant wage increases and a consequent increase in our operating expenses. Any failure to reach an agreement during negotiations with unions may require us to enter into arbitration proceedings, and agree to terms that are less favorable to us than our existing agreements. Employees outside of Panama that are not currently members of unions may also form new unions that may seek further wage increases or benefits.

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

In 2011, approximately 61% of our revenues were derived from tickets sold by travel agents or tour operators. We cannot assure you that we will be able to maintain favorable relationships with these ticket sellers. Our revenues could be adversely impacted if travel agents or tour operators elect to favor other airlines or to disfavor us. Our relationship with travel agents and tour operators may be affected by:

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

We are dependent on key personnel.

Our success depends to a significant extent on the ability of our senior management team and key personnel to operate and manage our business effectively. Our employment agreements with key personnel do not contain any non-competition provisions applicable upon termination. Competition for highly qualified personnel is intense. If we lose any executive officer, senior manager or other key employee and are not able to obtain an adequate replacement, or if we are unable to attract and retain new qualified personnel, our business, financial condition and results of operations could be materially adversely affected.

Our operations in Cuba, which has been identified by the U.S. Department of State as a state sponsor of terrorism, may adversely affect our reputation and the liquidity and value of our Class A shares.

We currently operate approximately five daily departures to and from Cuba which provide passenger, cargo and mail transportation service. For the year ended December 31, 2011, our transported passengers to and from Cuba represented approximately 5.2% of our total passengers carried. Our operating revenues from Cuban operations during the year ended December 31, 2011 represented approximately 5.8% of our total consolidated operating revenues for such year. Our assets located in Cuba are insignificant.

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

We compete with a number of other airlines that currently serve some of the routes on which we operate, including Avianca-Taca, American Airlines, Delta Air Lines, AeroMéxico, and to a lesser extent, the LAN Group, among others. Strategic alliances, bankruptcy restructurings and industry consolidations characterize the airline industry and tend to intensify competition. In 2011, the LAN Group acquired Aires, a low-cost Colombian air carrier, which is now operated as LAN Colombia. In addition, several air carriers have reorganized in recent years, including certain of our competitors, such as Avianca-Taca and Delta, and have benefited from lower operating costs and fare discounting in order to maintain cash flows and to enhance continued customer loyalty. In addition, since 2008, the airline industry has experienced increased consolidation and changes in international alliances, both of which have altered and will continue to alter the competitive landscape in the industry by resulting in the formation of airlines and alliances with increased financial resources, more extensive global networks and altered cost structures. Although we intend to compete vigorously and maintain our strong competitive position in the industry, Avianca-Taca and LAN Colombia represent a significant portion of the domestic market in Colombia and have access to greater resources as a result of their recent combinations. It is therefore likely that Copa Colombia will face stronger competition in the future than it has in recent years, and its prior results may not be indicative of its future performance. In addition, Copa is currently in the process of complying with the requirements to join Star Alliance with a target entry date during the 2nd quarter of 2012. One of our main competitors, Avianca-Taca, is also in the process of joining Star Alliance. We cannot predict the extent to which participating in the same alliance as one of our direct competitors may impact our revenues, current operations or ability for future growth.

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

Traditional hub-and-spoke carriers in the United States and Europe continue to face substantial and increasing competitive pressure from low-cost carriers offering discounted fares. The low-cost carriers’ operations are typically characterized by point-to-point route networks focusing on the highest demand city pairs, high aircraft utilization, single class service and fewer in-flight amenities. As evidenced by the operations of Gol Intelligent Airlines or Gol, which continues to grow both in Brazil as well as in other South American countries, Spirit, which serves Latin America, including Panama, from Fort Lauderdale, JetBlue, which flies from Orlando to Bogota, San José, San Juan, Santo Domingo, and Bahamas; and a number of low-cost carriers which operate within Mexico, among others, the low-cost carrier business model appears to be gaining acceptance in the Latin American aviation industry. As a result, we may face new and substantial competition from low-cost carriers in the future which could result in significant and lasting downward pressure on the fares we charge for flights on our routes.

Significant changes or extended periods of high fuel costs or fuel supply disruptions could materially affect our operating results.

Fuel costs constitute a significant portion of our total operating expenses, representing approximately 31.5% of operating expenses in 2010 and 37.8% in 2011. Jet fuel costs have been subject to wide fluctuations as a result of increases in demand, sudden disruptions in and other concerns about global supply, as well as market speculation. Fuel prices reached record levels during the middle of 2008, decreased substantially in 2009, and increased once again throughout 2010 and 2011. Both the cost and availability of fuel are subject to many economic, political, weather, environmental and other factors and events occurring throughout the world that we can neither control nor accurately predict, including international political and economic circumstances such as the political instability in major oil-exporting countries in Latin America, Africa and Asia. If a future fuel supply shortage were to arise as a result of production curtailments by the Organization of the Petroleum Exporting Countries, or OPEC, a disruption of oil imports, supply disruptions resulting from severe weather or natural disasters, the continued unrest in the Middle East or otherwise, higher fuel prices or further reductions of scheduled airline services could result. We cannot assure you that we would be able to offset any increases in the price of fuel by increasing our fares.

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

Under Panamanian law, there is a limit on the maximum number of non-Panamanian national employees we may employ. Our need for qualified pilots at times exceeded the domestic supply and has caused us to hire a substantial number of non-Panamanian national pilots. We cannot assure you that we will continue to attract foreign pilots or obtain government approvals to hire such pilots. The inability to attract and retain pilots may adversely affect our growth strategy by limiting our ability to add new routes or increase the frequency of existing routes.

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

Our business may be adversely affected by downturns in the airline industry caused by terrorist attacks, political unrest, war or outbreak of disease, which may alter travel behavior or increase costs.

Demand for air transportation may be adversely affected by terrorist attacks, war or political and social instability, epidemics, natural disasters and other events. Any of these events in the markets in which we operate could have a material impact on our business, financial condition and results of operations. Furthermore, these types of situations could have a prolonged effect on air transportation demand and on certain cost items, such as security and insurance costs.

The terrorist attacks in the United States on September 11, 2001, for example had a severe and lasting adverse impact on the airline industry, in particular, a decrease in airline traffic in the United States and, to a lesser extent, in Latin America. Our revenues depend on the number of passengers traveling on our flights. Therefore, any future terrorist attacks or threat of attacks, whether or not involving commercial aircraft, any increase in hostilities relating to reprisals against terrorist organizations, including an escalation of military involvement in the Middle East, or otherwise and any related economic impact could result in decreased passenger traffic and materially and negatively affect our business, financial condition and results of operations.

Public health threats, such as the H1N1 flu virus, the bird flu, Severe Acute Respiratory Syndrome (SARS) and other highly communicable diseases, affect travel behavior and could have a material adverse effect on the industry. During the second quarter of 2009, passenger traffic was negatively affected as a result of the H1N1 flu crisis, which resulted in lower overall demand for intra-Latin America travel, especially to and from Mexico. Although we quickly responded to the crisis by reducing capacity, especially to Mexico, and the H1NI flu situation normalized by July 2009, we cannot assure you that the adverse effects of future outbreaks of H1NI or other such health threats will be able to be similarly contained. It is impossible to determine if and when such health threats, or perceived health threats, will occur, when the resulting adverse effects will abate and the extent to which they will further decrease demand for air travel, which could materially and negatively affect our business, financial condition and results of operations.

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

A substantial portion of our assets are located in the Republic of Panama and a significant proportion of our passengers either originates or ends their trip in Panama. Furthermore, substantially all of Copa’s flights operate through our hub at Tocumen International Airport. As a result, we depend on economic and political conditions prevailing from time to time in Panama. Panama’s economic conditions in turn highly depend on the continued profitability and economic impact of the Panama Canal. Control of the Panama Canal and many other assets were transferred from the United States to Panama in 1999 after nearly a century of U.S. control. Political events in Panama may significantly affect our operations.

Copa Colombia’s results of operations are highly sensitive to macroeconomic and political conditions prevailing in Colombia, which have been highly volatile and unstable in recent decades. Although the state of affairs in Colombia has been steadily improving since 2002, political unrest and instability in Colombia could resume, which could adversely affect Copa Colombia’s financial condition and results of operations.

According to International Monetary Fund estimates, the Panamanian and Colombian economies are expected to grow by 7.2% and 4.5%, respectively, in 2012 as measured by their GDP, however, if either economy experiences a sustained recession, or significant political disruptions, our business, financial condition and results of operations could be materially and negatively affected.

Any increase in the taxes we or our shareholders pay in Panama or the other countries where we do business could adversely affect the value of our Class A shares.

We cannot assure you that we will continue to pay taxes at the current rate. Our provision for income taxes was $18.9 million and $35.6 million in the years ended December 31, 2010 and 2011, which represented an effective income tax rate of 7.3% and 10.3% for the respective periods. We are subject to local tax regulations in each of the jurisdictions where we operate, the great majority of which are related to the taxation of income. In some of the countries to which we fly, we do not pay any income taxes, because we do not generate income under the laws of those countries either because they do not have income tax or because of treaties or other arrangements those countries have with Panama. In the remaining countries, we pay income tax at a rate ranging from 25% to 34% of income. Different countries calculate income in different ways, but they are typically derived from sales in the applicable country multiplied by our net margin or by a presumed net margin set by the relevant tax legislation. The determination of our taxable income in certain countries is based on a combination of revenues sourced to each particular country and the allocation of expenses of our operations to that particular country. The methodology for multinational transportation company sourcing of revenue and expense is not always specifically prescribed in the relevant tax regulations, and therefore is subject to interpretation by both us and the respective taxing authorities. Additionally, in some countries, the applicability of certain regulations governing non-income taxes and the determination of our filing status are also subject to interpretation. We cannot estimate the amount, if any, of potential tax liabilities that might result if the allocations, interpretations and filing positions used by us in our tax returns were challenged by the taxing authorities of one or more countries. If taxes were to increase, our financial performance and results of operations could be materially and adversely affected. Due to the competitive revenue environment, many increases in fees and taxes have been absorbed by the airline industry rather than being passed on to the passenger. Any such increases in our fees and taxes may reduce demand for air travel and thus our revenues.

As of 2010, the Panamanian tax code for the airline industry was amended and tax is now based on net income earned for traffic whose origin or destination is the Republic of Panama. The applicable tax rate for 2010 was 27.5%. For 2011 and going forward, the applicable tax rate will be 25.0%. Dividends from our Panamanian subsidiaries, including Copa, are separately subject to a 10% percent withholding tax on the portion attributable to Panamanian sourced income and a 5% withholding tax on the portion attributable to foreign sourced income. Additionally, a 7% value added tax is levied on tickets issued in Panama for travel commencing in Panama and going abroad, irrespective of where such tickets were ordered.

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

The holders of Class A shares have no right to vote at our shareholders’ meetings except with respect to corporate transformations of Copa Holdings, mergers, consolidations or spin-offs of Copa Holdings, changes of corporate purpose, voluntary delisting of the Class A shares from the NYSE, the approval of nominations of our independent directors and amendments to the foregoing provisions that adversely affect the rights and privileges of any Class A shares. The holders of Class B shares have the power, subject to our supplemental agreement with UAL, to elect the Board of Directors and to determine the outcome of all other matters to be decided by a vote of shareholders. Class A shares will not have full voting rights unless the Class B shares represent less than 10% of our total capital stock (excluding newly issued shares sold with the approval of our independent directors committee). See “Item 10B. Memorandum and Articles of Association—Description of Capital Stock.” We cannot assure you that the Class A shares will ever carry full voting rights.

Substantial future sales of our Class A shares by CIASA could cause the price of the Class A shares to decrease.

CIASA owns all of our Class B shares, and those Class B shares will be converted into Class A shares if they are sold to non-Panamanian investors. In connection with our initial public offering in December 2005, Continental and CIASA reduced their ownership of our total capital stock from 49% to approximately 27.3% and from 51% to approximately 25.1%, respectively. In a follow-on offering in June 2006, Continental further reduced its ownership of our total capital stock from 27.3% to 10.0%. In May 2008, we, and CIASA, released Continental from its standstill obligations and they sold down their remaining shares in the public market. CIASA holds registration rights with respect to a significant portion of its shares pursuant to a registration rights agreement entered into in connection with our initial public offering. In March 2010, CIASA converted a portion of its Class B shares into 1.6 million non-voting Class A shares and sold such Class A shares in a SEC registered public offering. In the event CIASA seeks to reduce its ownership below 10% of our total share capital, our independent directors may decide to issue special voting shares solely to Panamanian nationals to maintain the ownership requirements mandated by the Panamanian Aviation Act. As a result, the market price of our Class A shares could drop significantly if CIASA further reduces its investment in us, other significant holders of our shares sell a significant number of shares or if the market perceives CIASA or other significant holders intend to sell them.

Holders of our common stock are not entitled to preemptive rights, and as a result you may experience substantial dilution upon future issuances of stock by us.

Under Panamanian corporate law and our organizational documents, holders of our Class A shares are not entitled to any preemptive rights with respect to future issuances of capital stock by us. Therefore, unlike companies organized under the laws of many other Latin American jurisdictions, we are free to issue new shares of stock to other parties without first offering them to our existing shareholders. In the future we may sell Class A or other shares to persons other than our existing shareholders at a lower price than the shares already sold, and as a result you may experience substantial dilution of your interest in us.

You may not be able to sell our Class A shares at the price or at the time you desire because an active or liquid market for the Class A shares may not continue.

Our Class A shares are listed on the NYSE. During the three months ended December 31, 2011, the average daily trading volume for our Class A shares as reported by the NYSE was approximately 348,048 shares. We cannot predict whether an active liquid public trading market for our Class A shares will be sustained. Active, liquid trading markets generally result in lower price volatility and more efficient execution of buy and sell orders for our investors. The liquidity of a securities market is often affected by the volume of shares publicly held by unrelated parties.

Our Board of Directors may, in its discretion, amend or repeal our dividend policy. You may not receive the level of dividends provided for in the dividend policy or any dividends at all.

Our Board of Directors has adopted a dividend policy that provides for the payment of dividends to shareholders in an amount ranging from up to 30% of our annual consolidated net income. Our Board of Directors may, in its sole discretion and for any reason, amend or repeal this dividend policy. On May 4, 2011, for example, our Board of Directors amended the dividend policy to increase the level of dividends to its current range. Our Board of Directors may decrease the level of dividends provided for in this dividend policy or entirely discontinue the payment of dividends. Future dividends with respect to shares of our common stock, if any, will depend on, among other things, our results of operations, cash requirements, financial condition, contractual restrictions, business opportunities, provisions of applicable law and other factors that our Board of Directors may deem relevant. See “Item 8A. Consolidated Financial Statements and Other Financial Information—Dividend Policy.”

To the extent we pay dividends to our shareholders, we will have less capital available to meet our future liquidity needs.

Our Board of Directors has adopted a dividend policy that provides for the payment of dividends to shareholders in an amount up to 30% of our annual consolidated net income. Our Board of Directors has also reserved the right to amend the dividend policy, or pay dividends in excess of the level circumscribed in the dividend policy. The aviation industry has cyclical characteristics, and many international airlines are currently experiencing difficulties meeting their liquidity needs. Also, our business strategy contemplates substantial growth over the next several years, and we expect such growth will require a great deal of liquidity. To the extent that we pay dividends in accordance with, or in excess of, our dividend policy, the money that we distribute to shareholders will not be available to us to fund future growth and meet our other liquidity needs.

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

On May 6, 1998, Copa Holdings, S.A., the holding company for Copa and related companies was incorporated as a sociedad anónima under the laws of Panama to facilitate the sale by CIASA of a 49% stake in Copa Holdings to Continental Airlines. In connection with Continental Airlines’ investment, we entered into an extensive alliance agreement with Continental Airlines providing for code-sharing, joint marketing, technical exchanges and other cooperative initiatives between the airlines. At the time of our initial public offering in December 2005, Continental Airlines reduced its ownership of our total capital stock from 49% to approximately 27.3%. In a follow-on offering in June 2006, Continental Airlines further reduced its ownership of our total capital stock from 27.3% to 10.0%. In May 2008, Continental Airlines sold its remaining shares in the public market. In March 2010, CIASA sold 4.2% of its interest and as of December 31, 2011 held 25.1% of our total capital stock.

Since 1998, we have grown and modernized our fleet while improving customer service and reliability. Copa has expanded its fleet from 13 aircraft to 73 aircraft. In 1999, we received our first Boeing 737-700s, in 2003 we received our first Boeing 737-800s, and in 2005 we received our first Embraer 190. In the first quarter of 2005, we completed our fleet renovation program and discontinued use of our last Boeing 737-200s. During the second quarter of 2005, we purchased Copa Colombia, the third -largest domestic air carrier in Colombia in terms of number of passengers carried during 2011. Since 2005, we have expanded from 24 destinations in 18 countries to 59 destinations in 28 countries. We plan to continue our expansion, which includes increasing our fleet, over the next several years.

On April 22, 2005, we acquired an initial 85.6% equity ownership interest in Copa Colombia which was followed by subsequent acquisitions increasing our total ownership interest in Copa Colombia to 99.9% as of December 31, 2011. Since its acquisition, Copa Colombia has been granted the authorization to fly regular services to Panama City from various cities in Colombia. During 2010, Copa Colombia launched service to six additional international destinations: Guayaquil, Ecuador; San Jose, Costa Rica; Guatemala City, Guatemala; Mexico City, Mexico; Havana, Cuba, and Cancun, Mexico. Copa Colombia was also granted authorization to fly to San Juan, Puerto Rico, Managua, Nicaragua and San Pedro Sula, Honduras via Panama as well as Mexico City, Mexico from Medellin, Colombia and to Cucuta, Colombia via Panama. We believe that Copa Airlines’s operational coordination with Copa Colombia may create additional passenger traffic in our existing route network by providing Colombian passengers more convenient access to the international destinations served through our Panama hub.

Our registered office is located at Boulevard Costa del Este, Avenida Principal y Avenida de la Rotonda, Urbanización Costa del Este, Complejo Business Park, Torre Norte, Parque Lefevre, Panama City, Panama and our telephone number is +507 304-2677. The website of Copa Airlines is www.copaair.com. Information contained on, or accessible through, this website is not incorporated by reference herein and shall not be considered part of this annual report. Our agent for service in the United States is Puglisi & Associates, 850 Library Avenue, Suite 204, Newark, Delaware 19715, and its telephone number is (302) 738-6680.

Capital Expenditures

During 2012, our capital expenditures are expected to be $358.3 million, consisting primarily of expenditures related to our purchase of seven Boeing 737-800 aircraft, as well as to expenditures related to advance payments on aircraft purchase contracts. During 2011, our capital expenditures were $306.3 million, which consisted primarily of expenditures related to our purchase of five Boeing 737-800 aircraft, as well as to expenditures related to advance payments on aircraft purchase contracts. During 2010, our capital expenditures were $348.7 million, which consisted primarily of expenditures related to our purchase of seven Boeing 737-800 aircraft, as well as to expenditures related to advance payments on aircraft purchase contracts. During 2009, our capital expenditures were $211.5 million, which consisted primarily of expenditures related to advance payments on aircraft purchase contracts and also expenditures related to our purchase of one Boeing 737-800 aircraft.

B. Business Overview

We are a leading Latin American provider of airline passenger and cargo service through our two principal operating subsidiaries, Copa Airlines and Copa Colombia. Copa Airlines operates from its strategically located position in the Republic of Panama, and Copa Colombia provides service within Colombia and international flights from various cities in Colombia to Panama, Venezuela, Ecuador, México, Cuba, Guatemala and Costa Rica. We currently operate a fleet of 73 aircraft, 47 Boeing 737-Next Generation aircraft and 26 Embraer 190 aircraft. To meet its growing capacity requirements, Copa has firm orders, including purchase and lease commitments, to accept delivery of 46 additional aircraft through 2017 and has purchase rights and options that, if exercised, would allow it to accept delivery of up to 22 additional aircraft through 2018.

Copa’s firm orders, including purchase and lease commitments, are for 46 additional Boeing 737-Next Generation aircraft, and its options are for up to sixteen Boeing 737-Next Generation aircraft and up to six Embraer 190s.

Copa currently offers approximately 295 daily scheduled flights among 59 destinations in 28 countries in North, Central and South America and the Caribbean from its Panama City hub. Copa provides passengers with access to flights to more than 130 other destinations through codeshare arrangements with UAL pursuant to which each airline places its name and flight designation code on the other’s flights. Through its Panama City hub, Copa is able to consolidate passenger traffic from multiple points to serve each destination effectively.

Copa started its strategic alliance with Continental, in 1998. Since then, it has conducted joint marketing and code-sharing arrangements, and participated in the award-winning OnePass (now MileagePlus) frequent flyer loyalty program globally and on a co-branded basis in Latin America. We believe that Copa’s co-branding and joint marketing activities, which today continue with UAL, have enhanced its brand in Latin America, and that the relationship with UAL has afforded it cost-related benefits, such as improving purchasing power in negotiations with aircraft vendors and insurers. Copa’s alliance and related services agreements with UAL are in effect until 2015.

In 2007, Copa joined the SkyTeam global alliance as an Associate Member, in part due to the support and sponsorship of Continental. Continental left the SkyTeam Alliance and joined the Star Alliance effective the fourth quarter of 2009. Due to the long-standing alliance relationship with Continental, and in order to ensure Copa remains fully aligned with Continental on a number of important joint initiatives, Copa also exited the SkyTeam Alliance during the fourth quarter of 2009. On October 1st, 2010, Continental merged with United Airlines. The combined carrier took the United Airlines name but uses the former Continental’s livery and logo. All of the service and alliance agreements we had in place with Continental have been transferred to the combined UAL entity. We are currently in the process of joining Star Alliance with a target entry date of 2nd quarter of 2012.

During the second quarter of 2005, we purchased AeroRepública, now known as Copa Colombia, the second-largest domestic carrier in Colombia in terms of number of passengers carried in 2005, which at the time provided point-to-point service among 11 cities in Colombia. Copa Colombia currently operates a fleet of 14 Embraer 190 and 3 Boeing 737-Next Generation. As part of its fleet expansion plan, Copa Colombia has options to purchase up to three additional Embraer 190 aircraft through 2013.

Since January 2001, we have grown significantly and have established a track record of consistent profitability. Our total operating revenues have increased from $290.4 million in 2001 to $1.83 billion in 2011 while our operating margins have also increased from 8.6% to 21.0% over the same period.

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

•

We focus on keeping our operating costs low. In recent years, our low operating costs and efficiency have contributed significantly to our profitability. Our operating cost per available seat mile, excluding costs for fuel and fleet impairment charges, was 7.0 in 2009, 7.0 in 2010 and 6.7 in 2011. We believe that our cost per available seat mile reflects our modern fleet, efficient operations and the competitive cost of labor in Panama.

•

We operate a modern fleet. Our fleet consists of modern Boeing 737-Next Generation and Embraer 190 aircraft equipped with winglets and other modern cost-saving and safety features. Over the next several years, we intend to enhance our modern fleet through the addition of at least 46 additional Boeing 737-Next Generation aircraft. We believe that our modern fleet contributes to our on-time performance and high completion factor (percentage of scheduled flights not cancelled). We expect our Boeing 737-700s, 737-800s and Embraer 190s to continue offering substantial operational cost advantages.

•

We believe Copa has a strong brand and a reputation for quality service. We believe that the Copa brand is associated with value to passengers, providing world-class service and competitive pricing. For the year ended December 31, 2011, Copa’s statistic for on-time performance was 89% and completion factor was 99.6%. Baggage handling for Copa was 2.25 mishandled bags per 1000 passengers. Our focus on customer service has helped to build passenger loyalty. We believe that our brand has also been enhanced through our relationship with UAL, including our joint marketing of the OnePass (now MileagePlus) loyalty program in Latin America, the similarity of our aircraft livery and aircraft interiors and our participation in UAL’s United Club lounge program, which operates in partnership with our Copa Club lounge program.

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

•

Emphasize superior service and value to our customers. We intend to continue to focus on satisfying our customers and earning their loyalty by providing a combination of superior service and competitive fares. We believe that continuing our operational success in keeping flights on time, reducing mishandled luggage and offering convenient schedules to attractive destinations will be essential to achieving this goal. We intend to continue to incentivize our employees to improve or maintain operating and service metrics relating to our customers’ satisfaction by continuing our profit sharing plan and employee recognition programs and to reward customer loyalty with the popular OnePass (now MileagePlus) frequent flyer program, upgrades and access to our Copa Club lounges, which operate in partnership with United Clubs worldwide.

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

According to data from the International Air Transport Association, or IATA, Latin America comprised approximately 7.1% of worldwide passengers flown in 2010, or 127 million passengers.

The Central American aviation market is dominated by international traffic. According to data from IATA, international traffic represented more than 81% of passengers carried in Central America in 2010. International passenger traffic is concentrated between North America and Central America. This segment represented 70% of international passengers flown in Central America in 2010, compared to 4% for passengers flown between Central America and South America and 7% for passengers flown between Central American countries. Total passengers flown on international flights in Central America remained flat in 2010, and load factors on international flights to and from Central America were 76% on average.

The chart below details passenger traffic between regions in 2010:

	2010 IATA Traffic Results(1)
	Passengers Carried (Thousands)	Change (%)	Passenger Miles (Millions)	Change (%)	ASMs (Million)	Change (%)	Load Factor
International Scheduled Service

North America — Central America	31,499	8.8%	74,418	8.3%	94,574	7.5%	78.7%

North America — South America	12,864	11.4%	69,008	17.5%	85,497	13.1%	80.7%

Central America — South America	1,682	12.2%	2,578	18.8%	3,660	15.9%	70.4%

Within Central America	3,130	2.1%	3,825	9.8%	5,354	7.3%	71.4%

Within South America	16,849	10.8%	28,601	12.3%	37,856	8.3%	75.6%

Domestic Scheduled Service

Central America	8,819	9.8%	10,761	13.2%	15,392	11.3%	69.9%

South America	48,283	15.5%	45,206	18.5%	63,988	14.0%	70.6%

(1)	IATA passenger traffic data is not yet available for 2011.

Panama serves as a hub for connecting passenger traffic between major markets in North, South, and Central America and the Caribbean. Accordingly, passenger traffic to and from Panama is significantly influenced by economic growth in surrounding regions. Major passenger traffic markets in North, South and Central America experienced growth in their GDP in 2011. Preliminary figures indicate that real GDP increased by 8.1% in Panama and by 4.6% in Colombia, according to data of the World Economic and Financial Survey conducted by the International Monetary Fund.

	GDP (in US$ billions)		GDP per Capita
	2010 Current Prices	2010 Real GDP (% Growth)	2010 Current Prices (US$)
Brazil	2,090.3	4.2%	11,273
Argentina	370.0	7.2%	15,901
Chile	203.3	3.6%	15,040
Mexico	1,034.3	2.0%	14,406
Colombia	289.4	4.6%	9,593
Panama	26.8	8.1%	12,615
USA	14,526.6	1.1%	46,860

Source:	International Monetary Fund, World Economic and Financial Survey, October 2011; estimated GDP growth calculated in local currency

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

Domestic travel within Panama primarily consists of individuals visiting families as well as domestic and foreign tourist visiting the countryside. Most of this travel is done via ground transportation, and its main flow is to and from Panama City, where most of the economic activity and population is concentrated. Demand for domestic air travel is growing and relates primarily to leisure travel from foreign and local tourist. The market is served primarily by one local airline, Air Panama, which operates a fleet primarily consisting of turbo prop aircraft generally with less than 50 seats. This airline offers limited international service and operates in the domestic terminal of Panama City, which is located 30 minutes by car from Tocumen International Airport.

Colombia is the third largest country in Latin America in terms of population, with a population of approximately 45.5 million in 2010 according to the International Monetary Fund, and has a land area of approximately 440,000 square miles. Colombia’s GDP was approximately $289 billion in 2010, and per capita income was approximately $9.6 thousand (current prices) according to the International Monetary Fund. Colombia’s geography is marked by the Andean mountains and an inadequate road and rail infrastructure, making air travel a convenient and attractive transportation alternative. Colombia shares a border with Panama, and for historic, cultural and business reasons it represents a significant market for many Panamanian businesses.

Route Network and Schedules

As of December 31, 2011, Copa provided regularly scheduled flights to 59 cities in North, Central and South America and the Caribbean. The majority of Copa flights operate through our hub in Panama which allows us to transport passengers and cargo among a large number of destinations with service that is more frequent than if each route were served directly.

We believe our hub-and-spoke model is the most efficient way for us to operate our business since most of the origination/destination city pairs we serve do not generate sufficient traffic to justify a point-to-point service. Also, since we serve many countries, it would be very difficult to obtain the bilateral route rights necessary to operate a competitive point-to-point system.

Copa schedules its hub flights using a “connecting bank” structure, where flights arrive at the hub at approximately the same time and to depart a short time later. In June 2011, we increased our banks of flights from four to six a day. This allowed us to increase efficiency in the use of Hub infrastructure in addition to providing more time of day choices to passengers.

As a part of our strategic relationship with UAL, Copa provides flights through code-sharing arrangements to over 130 other destinations. Copa also provides flights through its code-sharing arrangements with Copa Colombia, KLM, Gol, and Aeromexico.

In 2007, Copa joined the SkyTeam global alliance as an Associate Member, in part due to the support and sponsorship of Continental. Continental Airlines left the SkyTeam Alliance and joined the Star Alliance effective the fourth quarter of 2009. Due to the long-standing alliance relationship with Continental, and in order to ensure Copa remains fully aligned with Continental on a number of important joint initiatives, Copa also exited the SkyTeam Alliance during the fourth quarter of 2009. We are currently in the process of joining Star Alliance, in which UAL is a member, and we have a target entry date during the 2nd quarter of 2012.

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

Our plans to introduce new destinations and increase frequencies depend on the allocation of route rights, a process over which we do not have direct influence. Route rights are allocated through negotiations between the government of Panama and Colombia, and the governments of countries to which we intend to increase flights. If we are unable to obtain route rights, we will exercise the flexibility within our route network to re-allocate capacity as appropriate.

We do not currently provide any domestic service in the Republic of Panama, choosing instead to focus entirely on international traffic. The following table shows our revenue generated in each of our major operating regions.

Revenue by Region

	Year Ended December 31,
Region	2011	2010	2009
North America(1)	16.9%	15.1%	15.2%
South America	57.9%	55.0%	58.5%
Central America(2)	19.3%	23.4%	19.5%
Caribbean(3)	5.9%	6.5%	6.8%

(1)	The United States, Canada and Mexico.
(2)	Includes Panama.
(3)	Cuba, Dominican Republic, Haiti, Jamaica, Puerto Rico, Trinidad and Tobago.

Airline Operations

Passenger Operations

Passenger revenue accounted for approximately $1,748 million in 2011, $1,339 million in 2010, and $1,190 in 2009, representing 95.5%, 94.6%, and 94.7% respectively of Copa’s total revenues – all earned from international routes. Leisure traffic, which makes up close to half of Copa’s total traffic, tends to coincide with holidays, school vacations and cultural events and peaks in July and August, and again in December and January. Despite these seasonal variations, Copa’s overall traffic pattern is relatively stable due to the constant influx of business travelers. Approximately half of Copa passengers regard Panama City as their destination or origination point, and most of the remaining passengers pass through Panama City in transit to other points on our route network.

Cargo Operations

In addition to our passenger service, we make efficient use of extra capacity in the belly of our aircraft by carrying cargo. Our cargo operations consist principally of freight service. Copa’s cargo business generated revenues of approximately $52.7 million in 2011, $50.1 million in 2010 and $43.7 million in 2009, representing 2.9%, 3.5% and 3.5% respectively, of Copa’s operating revenues. We primarily move our cargo in the belly of our aircraft. However, we also wet-lease and charter freighter capacity when necessary to meet our cargo customers’ needs.

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

On October 1, 2010, Continental merged with United Airlines and became a wholly-owned subsidiary of UAL. All the benefits from our previous alliance with Continental have been recognized by UAL.

As a result of our alliance, we have benefited from Continental’s and now UAL’s expertise and experience over the past decade. Copa has, for example, fully adopted Continental’s OnePass (now MileagePlus) frequent flyer program and rolled out a co-branded joint product in much of Latin America, enabling us to develop brand loyalty among our travelers. The co-branding of the OnePass (now MileagePlus) loyalty programs has helped to leverage the brand recognition that Continental already enjoyed across Latin America and enables us to compete more effectively against regional competitors such as Avianca-Taca and the Oneworld alliance represented by American Airlines and LAN Airlines. We also share Continental’s Sceptre inventory management software, which allows Copa to pool spare parts with the larger airline and to rely on Continental to provide engineering support for maintenance projects. We have also been able to take advantage of Continental’s purchasing power and negotiate more competitive rates for spare parts and third-party maintenance work. In addition to the Sceptre system, we have implemented several important information technology systems, such as the “SHARES” computer reservation system in an effort to maintain commonality with Continental.

Our alliance relationship with Continental has enjoyed a grant of antitrust immunity from the US Department of Transportation, or DOT. We are pleased to note that the DOT has issued a “route transfer order” document whereby the existing antitrust immunity grant between Continental and Copa Airlines is now in effect between UAL and Copa Airlines.

In 2007, Copa joined the SkyTeam global alliance as an Associate Member, in part due to the support and sponsorship of Continental. Continental left the SkyTeam Alliance and joined the Star Alliance effective the fourth quarter of 2009. Due to the long-standing alliance relationship with Continental, and in order to ensure Copa remains fully aligned with Continental on a number of important joint initiatives, Copa also exited the SkyTeam Alliance during the fourth quarter of 2009. We are currently in the process of joining Star Alliance, in which UAL is a member, with a target entry date during the 2nd quarter of 2012.

Sales, Marketing and Distribution

Sales and Distribution. Approximately 68% of sales during 2011 were completed through travel agents and other airlines while approximately 32% were direct sales via our city ticket offices (CTOs), call centers, airport counters or website. Travel agents receive base commissions, not including back-end incentive payments, ranging from 0% to 6% depending on the country. The weighted average rate for these commissions during 2011 was 2.30%. In recent years, base commissions have decreased significantly in most markets as more efficient back-end incentive programs have been implemented to reward selected travel agencies that exceed their sales targets.

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

Copa has a sales and marketing network consisting of 147 domestic and international ticket offices, including airport and city ticket offices located in Panama and Colombia. Copa has 40 CTOs co-branded with UAL. During the year ended December 31, 2011, approximately 16% and 5% of its sales were booked through its ticket counters and call center, respectively.

The call center that operates Copa’s reservations and sales services handles calls from Panama as well as most other countries to which Copa flies. Such centralization has resulted in a significant increase in telephone sales as it efficiently allowed for improvements in service levels such as 24-hour-a-day, 7-days-a-week service, in three different languages.

We encourage the use of direct Internet bookings by our customers because it is our most efficient distribution channel. In the third quarter of 2009, Copa introduced a new booking engine in order to offer more functionality to customers and further reduce distribution costs; 10.5% of its 2011 sales were made via the website. Copa’s goal is to channel more of its total sales through the website.

Advertising and Promotional Activities. Our advertising and promotional activities include the use of television, print, radio and billboards, as well as targeted public relation events in the cities where we fly. In recent years, we have increased our use of social media via Facebook and Twitter to enhance our brand image and engage customers in a new way. We believe that the corporate traveler is an important part of our business, and we particularly promote our service to these customers by conveying the reliability, convenience and consistency of our service and offering value-added services such as convention and conference travel arrangements, as well as our Business Rewards loyalty program for our small and medium-sized corporate customers. We also promote package deals among the destinations where we fly through combined efforts with selected hotels and travel agencies.

Competition

We face considerable competition throughout our route network. Overall airline industry profit margins are low and industry earnings are volatile. Airlines compete in the areas of pricing, scheduling (frequency and flight times), on-time performance, frequent flyer programs and other services. Strategic alliances, bankruptcy restructurings and industry consolidations characterize the airline industry and tend to intensify competition.

Copa competes with a number of other airlines that currently serve the routes on which we operate, including Avianca-Taca, American Airlines, Delta Airlines, AeroMexico and, to a lesser extent, the LAN Group, among others. In order to remain competitive, we must constantly react to changes in prices and services offered by our competitors.

In 2011, the LAN Group acquired Aires, a low-cost Colombian air carrier, which is now operated as LAN Colombia. In addition, several air carriers have reorganized in recent years, including certain of our competitors, such as Avianca-Taca and Delta, and have benefited from lower operating costs and fare discounting in order to maintain cash flows and to enhance continued customer loyalty. In addition, since 2008, the airline industry has experienced increased consolidation and changes in international alliances, both of which have altered and will continue to alter the competitive landscape in the industry by resulting in the formation of airlines and alliances with increased financial resources, more extensive global networks and altered cost structures.

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

In addition, Copa is currently in the process of complying with the requirements to join Star Alliance with a target entry date during the 2nd quarter of 2012. One of our main competitors, Avianca-Taca, is also in the process of joining Star Alliance. We cannot predict the extent to which participating in the same global alliance as one of our direct competitors may impact our revenues, our ability for future growth, or any additional implications to our current operations.

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

Aircraft

As of December 31, 2011, Copa operated a fleet consisting of 73 aircraft, including 20 Boeing 737-700 Next Generation aircraft, 27 Boeing 737-800 Next Generation aircraft and 26 Embraer 190 aircraft. As of December 31, 2011, Copa had firm orders, including purchase and lease commitments, for 46 additional Boeing 737-Next Generation aircraft. Copa also has options for an additional six Embraer 190s and purchase rights and options for an additional sixteen Boeing 737-Next Generation aircraft.

The current composition of the Copa fleet as of December 31, 2011 is fully described below:

				Average
				Term
				of Lease	Average
	Number of Aircraft			Remaining	Age	Seating
	Total	Owned	Leased	(Years)	(Years)	Capacity
Boeing 737-700	20	14	6	1.8	9.6	124
Boeing 737-800	27	19	8	5.9	2.4	160
Embraer 190	26	19	7	4.4	4.4	94/106

Total	73	52	21	4.4	5.1	—

We expect our fleet to continue to center on the Boeing 737-800 model. The table below describes the expected size of our fleet at the end of each year set forth below, assuming delivery of all aircraft for which we currently have firm orders but not taking into account any aircraft for which we have purchase rights and options:

Aircraft Type	2012	2013	2014	2015	2016
737-700(1)	18	18	14	14	14
737-800(2)	39	46	50	60	69
Embraer 190	26	26	26	23	21

Total Fleet	83	90	90	97	104

(1)	Assumes the return of leased aircraft upon expiration of lease contracts.
(2)	We have the flexibility to choose between the Boeing 737-700 and the Boeing 737-800 aircraft for most of the 737-700 aircraft deliveries.

The Boeing 737-Next Generation aircraft currently in our fleet are fuel-efficient and suit our operations well for the following reasons:

•	They have simplified maintenance procedures.

•	They require just one type of standardized training for our crews.

•	They have one of the lowest operating costs in their class.

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

Through several special purpose vehicles, we currently have beneficial ownership of 52 of our aircraft, including 19 Embraer 190s. In addition, we lease six of our Boeing 737-700s, eight of our Boeing 737-800s, and seven of our Embrar 190’s under long-term operating lease agreements that have an average remaining term of 4.4 years. Leasing some of our aircraft provides us with flexibility to change our fleet composition if we consider it to be in our best interests to do so. We make monthly rental payments, some of which are based on floating rates, but are not required to make termination payments at the end of the lease. Currently, we do not have purchase options in any of our operating lease agreements. Under our operating lease agreements, we are required in some cases to maintain maintenance reserve accounts and in other cases to make supplemental rent payments at the end of the lease that are calculated with reference to the aircrafts’ maintenance schedule. In either case, we must return the aircraft in the agreed upon condition at the end of the lease term. Title to the aircraft remains with the lessor. We are responsible for the maintenance, servicing, insurance, repair and overhaul of the aircraft during the term of the lease.

To better serve the growing number of business travelers, we offer a business class (Clase Ejecutiva) configuration in our fleet. Our business class service features twelve luxury seats in the Boeing 737-700s with a 38-inch pitch, upgraded meal service, special check-in desks, bonus mileage for full-fare business class passengers and access to VIP lounges. Our Boeing 737-800s are currently configured with 14 business class seats. In 2010, we reconfigured our Boeing 737-800 aircraft by adding two additional business class seats and three additional economy seats, increasing the total number of seats from 155 to 160. Our Embraer 190s have 10 business class seats in a three abreast configuration and 38-inch pitch.

Each of our Boeing 737-Next Generation aircraft is powered by two CFM International Model CFM 56-7B engines. Each of our Embraer 190 aircraft is powered by two CF34-10 engines made by General Electric. We currently have eleven spare engines for service replacements and for periodic rotation through our fleet.

Maintenance

The maintenance performed on our aircraft can be divided into two general categories: line and heavy maintenance. Line maintenance consists of routine, scheduled maintenance checks on our aircraft, including pre-flight, daily and overnight checks, “A-checks” and any diagnostics and routine repairs. Copa’s line maintenance is performed by Copa’s own technicians at our base in Panama and at stations outside Panama by Copa Airlines, Copa Colombia employees or third-party contractors. Heavy maintenance consists of more complex inspections and overhauls, including “C-checks,” and servicing of the aircraft that cannot be accomplished during an overnight visit. Maintenance checks are performed as defined by the aircraft manufacturer. These checks are based on the number of hours or calendar months flown. We have contract with certified outside maintenance providers, such as COOPESA, which is certified as an authorized repair station by the FAA and the AAC, for heavy aircraft maintenance services. There were 23 heavy maintenance events in 2011. Copa also has an exclusive long-term contract with GE Engines whereby they will perform maintenance on all of its CFM-56 and CFM-34 engines. When possible, Copa attempts to schedule heavy maintenance during its lower-demand seasons in order to maximize productive use of its aircraft.

Copa Airlines and Copa Colombia employ, system-wide, over 436 maintenance professionals, including engineers, supervisors, technicians and mechanics, who perform maintenance in accordance with maintenance programs that are established by the manufacturer and approved and certified by international aviation authorities. Every mechanic is trained in factory procedures and goes through our own rigorous in-house training program. Every mechanic is licensed by the AAC and approximately 36 of our mechanics are also licensed by the FAA. Our safety and maintenance procedures are reviewed and periodically audited by the aircraft manufacturer, the AAC, the FAA, IATA and, to a lesser extent, every foreign country to which its flies. Copa Airlines’ maintenance facility at Tocumen International Airport has been certified by the FAA as an approved repair station, and twice a year the FAA inspects its facilities to validate and renew the certification. Copa’s aircraft are initially covered by warranties that have a term of four years, resulting in lower maintenance expenses during the period of coverage. All of Copa Airlines’ and Copa Colombia’s mechanics are trained to perform line maintenance on both the Boeing 737-Next Generation and Embraer 190s aircraft.

All of Copa Colombia’s maintenance and safety procedures are performed according to Boeing standards (certified by the FAA), and certified by the Aeronautica Civil of Colombia and BVQi, the institute that issues ISO (International Organization for Standardization) quality certificates. All of Copa Colombia’s maintenance personnel are licensed by the Aeronautica Civil of Colombia. In 2011, Copa Colombia received its IATA Operational Safety Audit (IOSA) compliance certification until 2013.

Safety

We place a high priority on providing safe and reliable air service. Copa has uniform safety standards and safety-related training programs that cover all of its operations. In particular, Copa periodically evaluates the skills, experience and safety records of its pilots in order to maintain strict control over the quality of its pilot crews. All of Copa’s pilots participate in training programs, some of which are sponsored by aircraft manufacturers, and all are required to undergo recurrent training two times per year. We have a full time program of Flight Data Analysis (FDA) wherein the flight data from every Copa flight is analyzed for safety or technical anomalies. During 2011, Copa successfully completed its second security certification IOSA.

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

Airport Facilities

We believe that our hub at Panama City’s Tocumen International Airport (PTY) is an excellent base of operations for the following reasons:

•

Panama’s consistently temperate climate is ideal for airport operations. For example, in recent years Tocumen was closed and unavailable for flight operations for a total of less than two hours per year on average

•

Tocumen is the only airport in Central America with two operational runways. Also unlike some other regional airports, consistent modernization and growth of our hub has kept pace with our needs. Tocumen airport is currently in the process of completing Phase 2 of an expansion project which is scheduled for completion in the 2nd quarter of 2012, and there is ample room for further expansion.

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

We worked closely with the airport’s management and consulted with the IATA infrastructure group to provide plans and guidance for Phase I of an airport expansion that provided eight new gate positions with jet bridges, six new remote parking positions, expanded retail areas and improved the baggage-handling facilities. The government authorized $70 million to cover the costs of this expansion. Work on Phase I was completed in the third quarter of 2006. Phase II of the expansion which will add 12 additional jet bridge gates is expected to be completed in the 2nd quarter of 2012.

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

We lease a variety of facilities at Tocumen, including our maintenance hangar and our operations facilities in the airport terminal. From our System Operations Control Center located within our corporate headquarters building, we dispatch, track and direct our aircraft throughout the hemisphere and respond to operational contingencies as necessary. We generally cooperate with the airport authority to modify the lease terms as necessary to account for capital improvements and expansion plans. Currently, our elite passengers have access to a Copa Club at the airport, which is jointly operated with UAL. The Copa Club was expanded in 2010 to approximately one and half times, utilizing space made available during the recent expansion of the terminal.

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

	Aircraft Fuel Data
	2011	2010	2009
Average price per gallon of jet fuel into plane (excluding hedge) (in U.S. dollars)	$3.27	$2.39	$1.88
Gallons consumed (in thousands)	176,494	148,581	138,018
Available seat miles (in millions)	13,352	10,950	9,911
Gallons per ASM (in hundredths)	1.32	1.36	1.39

From 2006 to 2011, the average price of West Texas Intermediate crude oil, a benchmark widely used for crude oil prices that is measured in barrels and quoted in U.S. dollars, increased by 43.6% from $66.05 per barrel to $94.87 per barrel. During 2008, fuel prices experienced significant volatility, with West Texas Intermediate crude prices reaching the record price of approximately $133.88 per barrel in June. Prices then dropped below $41 per barrel at the beginning of 2009, and then stabilized at approximately $71 per barrel in the second half of 2009. At the end of 2011, prices reached $98.53 per barrel. In 2011, we hedged 27% of our requirements through the use of jet fuel and crude oil swap contracts. While prices have significantly decreased since their peak in 2008, we believe that fuel prices are likely to increase in the future. We have hedged approximately 20% and 10% of our anticipated fuel needs for 2012 and 2013, respectively. We will continue to evaluate various hedging strategies, and we may enter into additional hedging agreements in the future. Any prolonged increase in the price of jet fuel will likely materially and negatively affect our business, financial condition and results of operation. To date, we have managed to offset some of the increases in fuel prices with higher load factors, fuel surcharges and fare increases. In addition, our relatively young, winglet-equipped fleet also helps us mitigate the impact of higher fuel prices.

Insurance

We maintain passenger liability insurance in an amount consistent with industry practice, and we insure our aircraft against losses and damages on an “all risks” basis. We have obtained all insurance coverage required by the terms of our leasing and financing agreements. We believe our insurance coverage is consistent with airline industry standards and appropriate to protect us from material loss in light of the activities we conduct. No assurance can be given, however, that the amount of insurance we carry will be sufficient to protect us from material losses. We have negotiated low premiums on our Copa Airlines’ insurance policies by leveraging the purchasing power of our alliance partner, UAL. Copa Airlines’ hull and liability operations are insured under UAL’s insurance policy. We maintain separate insurance policies for our Copa Colombia operations.

Environmental

Our operations are covered by various local, national, and international environmental regulations. These regulations cover, among other things, emissions into the atmosphere, disposal of solid waste and aqueous effluents, aircraft noise, and other activities that result from the operation of aircraft. Our aircraft comply with all environmental standards applicable to their operations as described in this annual report. In 2010, we were recognized by GreenHorizon Aviation with the “World’s Most Sustainable Airline” Environmental Award. In 2011, we conducted, through a consulting firm, an environmental audit of our hangar and support facilities at the Tocumen International Airport to determine what, if any, measures we needed to implement in order to satisfy the Panamanian effluent standards and the General Environmental Law at those facilities. We currently comply with the General Environmental Law and are in the first phase of a multi-year plan to implement all measures based on the environmental audit. Some of these measures include maintaining a young fleet, new navigation technologies such as RNAV to reduce fuel consumption, installation of Winglets in our planes to reduce fuel consumption, CO2 emission compensation programs for our passengers, recycling, among many others. Additionally, the Panamanian Civil Aviation Code (RACP) contains certain environmental provisions that are similar to those set forth in the General Environmental Law regarding effluents, although such provisions do not contain compliance grace periods. In the event the AAC determines that our facilities do not currently meet the RACP standards, we could be subject to a fine. The measures that will be implemented pursuant to the environmental audit will also satisfy the requirements of the RACP. In 2012, we expect to start a water treatment program using a basin for residual waters to serve part of our facilities and have formally submitted an Environmental Remediation and Management Program (PAMA) in order to seek approval thereof by the Environmental Authority. Such program sets forth an environmental compliance schedule. While we do not believe that compliance with these regulations will expose us to material expenditures, compliance with these or other environmental regulations, whether new or existing, that may be applicable to us in the future could increase our costs. In addition, failure to comply with these regulations could adversely affect us in a variety of ways, including adverse effects on our reputation.

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

Panamanian law also requires that the aircraft operated by Copa Airlines be registered with the Panamanian National Aviation Registrar kept by the AAC, and that the AAC certifies the airworthiness of each aircraft in the fleet. Copa Airlines’ aircraft must be re-certified every year. This requirement does not apply to Copa Colombia’s aircraft which are registered in Colombia.

The Panamanian government does not have an equity interest in our company. Bilateral agreements signed by the Panamanian government have protected our operational position and route network, allowing us to have in Panama a significant hub to transport intraregional traffic within and between the Americas and the Caribbean. All international fares are filed and technically subject to the approval of the Panamanian government. Historically, we have been able to modify ticket prices on a daily basis to respond to market conditions. Copa Airlines’ status as a private carrier means that it is not required under Panamanian law to serve any particular route and is free to withdraw service from any of the routes it currently serves, subject to bilateral agreements. We are also free to determine the frequency of service we offer across our route network without any minimum frequencies imposed by the Panamanian authorities.

Safety Assessment. Since April 2004, Panama is certified as a Category 1 country under the FAA’s IASA program.

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

Antitrust Regulations. In 1996, the Republic of Panama enacted antitrust legislation, which regulates industry concentration and vertical anticompetitive practices and prohibits horizontal collusion. The Consumer Protection and Free Trade Authority is in charge of enforcement and may impose fines only after a competent court renders an adverse judgment. The law also provides for direct action by any affected market participant or consumer, independently or though class actions. The law does not provide for the granting of antitrust immunity, as is the case in the United States. In February 2006, the antitrust legislation was amended to increase the maximum fines that may be assessed for violations to $1,000,000 for violations and $250,000 for relative violations of antitrust law.

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

Colombia

Even though the Colombian aviation market continues to be regulated by the Colombian Civil Aviation Administration, Unidad Especial Administrativa de Aeronáutica Civil, or Aeronáutica Civil, the government policies have become more liberal in recent years.

Colombia has expanded its open-skies agreements with several countries in the last two years. In addition to Aruba and the Andean Pact nations of Bolivia, Ecuador and Peru, open-skies agreements have been negotiated with Costa Rica, Salvador, Panama, Dominican Republic and Ecuador. In the framework of liberalization between Colombia and Panama, any airline has the right to operate unlimited frequencies between any city pair of the two countries. As a result, Copa offers scheduled services between nine main cities in Colombia and Panama. In November 2010, Colombia signed an open-skies agreement with the United States, which will take effect in January 2013. With respect to domestic aviation, airlines must present feasibility studies to secure specific route rights, and no airline may serve the city pairs with the most traffic unless that airline has at least five aircraft with valid airworthiness certificate. In addition, Aeronautica Civil sets a maximum number of competing airlines for each route based on the size of the city pairs served.

In October 2011, Aeronautica Civil announced its decision to liberalize air fares in Colombia starting April 1, 2012, including the elimination of fuel surcharges. However, airlines are required to charge an administrative fee (“Tarifa administrativa”) for each ticket sold through an airline’s direct channels. Passengers in Colombia are also entitled by law to compensation in the event of delays in excess of four hours, over-bookings and cancellations. Currently, the San Andres, Bogotá, Pereira, Cali, Cartagena, Medellin, Monteria, Bucaramanga, Cucuta, and Santa Marta airports, among others, are under private management arrangements. The government’s decision to privatize airports in order to finance the necessary expansion projects and increase the efficiency of operations has increased airports fees and facility rentals at those airports.

On December 9, 2010, Colombia was recertified as a Category 1 country under the FAA’s IASA program.

U.S.

Operations to the United States by non-U.S. airlines, such as Copa Airlines, are subject to Title 49 of the U.S. Code, under which the DOT, the FAA and the TSA exercise regulatory authority. The U.S. Department of Justice also has jurisdiction over airline competition matters under the federal antitrust laws.

Authorizations and Licenses. The DOT has jurisdiction over international aviation with respect to air transportation to and from the United States, including regulation of related route authorities, the granting of which are subject to review by the President of the United States. The DOT exercises its jurisdiction with respect to unfair practices and methods of competition by airlines and related consumer protection matters as to all airlines operating to and from the United States. Copa Airlines is authorized by the DOT to engage in scheduled and charter air transportation services, including the transportation of persons, property (cargo) and mail, or combinations thereof, between points in Panama and points in the United States and beyond (via intermediate points in other countries). Copa Airlines hold the necessary authorizations from the DOT in the form of a foreign air carrier permit, an exemption authority and statements of authorization to conduct our current operations to and from the United States. The exemption authority was granted by the DOT in February 1998 and was due to expire in February 2000. However, the authority remains in effect by operation of law under the terms of the Administrative Procedure Act pending final DOT action on the application we filed to renew the authority on January 3, 2000. There can be no assurance that the DOT will grant the application. Our foreign air carrier permit has no expiration date.

Copa Airlines’ operations to the United States are also subject to regulation by the FAA with respect to aviation safety matters, including aircraft maintenance and operations, equipment, aircraft noise, ground facilities, dispatch, communications, personnel, training, weather observation, air traffic control and other matters affecting air safety. The FAA requires each foreign air carrier serving the United States to obtain operational specifications pursuant to 14 CFR Part 129 of its regulations and to meet operational criteria associated with operating specified equipment on approved international routes. We believe that we are in compliance in all material respects with all requirements necessary to maintain in good standing our operations specifications issued by the FAA. The FAA can amend, suspend, revoke or terminate those specifications, or can temporarily suspend or permanently revoke our authority if we fail to comply with the regulations, and can assess civil penalties for such failure. A modification, suspension or revocation of any of our DOT authorizations or FAA operating specifications could have a material adverse effect on our business. The FAA also conducts safety audits and has the power to impose fines and other sanctions for violations of airline safety regulations. We have not incurred any material fines related to operations. The FAA also conducts safety International Aviation Safety Assessment (IASA) as to Panama’s compliance with International Civil Aviation Organization (ICAO) safety standards. Panama is currently considered a Category 1 country that complies with ICAO international safety standards. As a Class 1 country, no limitations are placed upon our operating rights to the Unites States. If the FAA should determine that Panama does not meet the ICAO safety standards, the FAA and DOT would restrict our rights to expand operations to the United States. We can offer no assurance of Panama’s continued compliance with ICAO safety standards.

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

Passenger Facility Charges. Most major U.S. airports impose passenger facility charges. The ability of airlines to contest increases in these charges is restricted by federal legislation, DOT regulations and judicial decisions. With certain exceptions, air carriers pass these charges on to passengers. However, our ability to pass through passenger facility charges to our customers is subject to various factors, including market conditions and competitive factors. The current cap on passenger facility charges is $4.50 per segment, subject to a $9 per one-way trip and an $18 per roundtrip cap.

Airport Access. Two U.S. airports at which we operate, O’Hare International Airport in Chicago (“O’Hare”) and John F. Kennedy International Airport in New York (“JFK”) were formerly designated by the FAA as “high density traffic airports subject to arrival and departure slot restrictions during certain periods of the day. From time to time, the FAA has also issued temporary orders imposing slot restrictions at certain airports. Although slot restrictions at JFK were formally eliminated as of January 1, 2007, on January 15, 2008, the FAA issued an order limiting the number of scheduled flight operations at JFK during peak hours to address the over-scheduling, congestion and delays at JFK. The FAA is currently contemplating the implementation of a long-term congestion management rule at LaGuardia Airport, John F. Kennedy International Airport and Newark Liberty International Airport, which would replace the order currently in effect at JFK. We cannot predict the outcome of this potential rule change on our costs or ability to operate at JFK.

On July 8, 2008, the DOT also issued a revised Airport Rates and Charges policy that allows airports to establish non-weight based fees during peak hours and to apportion certain expenses from “reliever” airports to the charges for larger airports in an effort to limit congestion.

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

Copa Airlines is our principal airline operating subsidiary that operates out of our hub in Panama and provides passenger service in North, South and Central America and the Caribbean. Copa Airlines Colombia is our operating subsidiary that is primarily engaged in domestic air travel within Colombia and international service from various cities in Colombia to Panama, Venezuela, Ecuador, México, Cuba, Guatemala and Costa Rica. Oval Financial Leasing, Ltd. controls the special purpose vehicles that have a beneficial interest in the majority of our fleet.

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

Other Property

At Tocumen International Airport, we lease a maintenance hangar, operations offices in the terminal, counter space, parking spaces and other operational properties from the entity that manages the airport. We pay approximately $119,255 per month for this leased property. Around Panama City, we also lease various office spaces, parking spaces and other properties from a variety of lessors, for which we pay approximately $14,813 per month in the aggregate.

In each of our destination cities, we also lease space at the airport for check-in, reservations and airport ticket office sales, and we lease space for CTOs in 42 of those cities.

Copa Colombia leases most of its airport offices and CTOs. Owned properties only include one city ticket office and a warehouse close to the Bogota airport.

See also our discussion of “Aircraft” and “Airport Facilities” above.

Item 4A.	Unresolved Staff Comments

None.

Item 5.	Operating and Financial Review and Prospects

A. Operating Results

You should read the following discussion in conjunction with our consolidated financial statements and the related notes and the other financial information included elsewhere in this annual report.

We are a leading Latin American provider of airline passenger and cargo service through our two principal operating subsidiaries, Copa Airlines and Copa Colombia. Copa Airlines operates from its strategically located position in the Republic of Panama, and Copa Colombia provides service primarily within Colombia complemented by international flights from various cities in Colombia to Panama, Venezuela, Ecuador, México, Cuba, Guatemala and Costa Rica.

Copa currently offers approximately 295 daily scheduled flights among 59 destinations in 28 countries in North, Central and South America and the Caribbean from its Panama City hub. Copa provides passengers with access to flights to more than 120 other destinations through code-share arrangements with UAL pursuant to which each airline places its name and flight designation code on the other’s flights. Through its Panama City hub, Copa Airlines is able to consolidate passenger traffic from multiple points to serve each destination effectively.

Copa Airlines and Copa Colombia operate a modern fleet of 47 Boeing 737-Next Generation aircraft and 26 Embraer 190 aircraft. To meet growing capacity requirements, we have firm orders, including purchase and lease commitments, to accept delivery of 46 additional aircraft through 2017 and purchase rights and options that, if exercised, would allow us to accept delivery of up to 22 additional aircraft through 2018. Our firm orders are for 46 additional Boeing 737-Next Generation aircraft, and purchase rights and options are for up to sixteen Boeing 737-Next Generation aircraft and up to six Embraer 190s.

We started our strategic alliance with UAL in 1998. Since then, we have conducted joint marketing and code-sharing arrangements, and participated in the award-winning OnePass (now MileagePlus) frequent flyer loyalty program globally and on a co-branded basis in Latin America. We believe that Copa’s co-branding and joint marketing activities with UAL have enhanced our brand in Latin America, and that the relationship with UAL has afforded cost-related benefits, such as improving purchasing power in negotiations with aircraft vendors and insurers. Copa’s alliance and related service agreements with UAL are in effect until 2015.

Fuel is our single largest operating expense and, as a result, our results of operations are likely to continue to be materially affected by the cost of fuel as compared with prior periods. From 2006 to 2011, the average price of West Texas Intermediate crude oil, a benchmark widely used for crude oil prices that is measured in barrels and quoted in U.S. dollars, increased by 43.6% from $66.05 per barrel to $94.87 per barrel. During 2008, fuel prices experienced significant volatility, with West Texas Intermediate crude prices reaching the record price of approximately $133.88 per barrel in June. Prices then dropped below $41 per barrel at the beginning of 2009, and then stabilized at approximately $71 per barrel in the second half of 2009. At the end of 2011, prices reached $98.53 per barrel. In 2011, we hedged 27% of our requirements through the use of jet fuel and crude oil swap contracts. While prices have significantly decreased since their peak in 2008, we believe that fuel prices are likely to increase in the future. We have hedged approximately 20% and 10% of our anticipated fuel needs for 2012 and 2013, respectively. We will continue to evaluate various hedging strategies, and we may enter into additional hedging agreements in the future. Any prolonged increase in the price of jet fuel will likely materially and negatively affect our business, financial condition and results of operation. To date, we have managed to offset some of the increases in fuel prices with higher load factors, fuel surcharges and fare increases. In addition, our relatively young, winglet-equipped fleet also helps us mitigate the impact of higher fuel prices.

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

According to data from The Preliminary Overview of the Economies of Latin America and the Caribbean, an annual United Nations publication prepared by the Economic Development Division, the economy of Latin America (including the Caribbean) increased by 5.9% in 2010 and grew by 4.3% in 2011. In recent years, the Panamanian economy has outpaced the economic growth of the United States and of Latin America. In 2011, preliminary figures indicate that the Panamanian economy grew by 10.5% (versus 7.6% in 2010). Inflation in Panama rose approximately 6.8% in 2011. Additionally, the Colombian economy has experienced relatively stable growth. Preliminary numbers indicate that the Colombian gross domestic product grew by 4.3% in 2010 and by 5.5% in 2011 with inflation (as indicated by the consumer price index) rising by approximately 4.0% in 2011.

Revenues

We derive our revenues primarily from passenger transportation, which represents 95.5% of our revenues for the year ended December 31, 2011. In addition, 4.5% of our total revenues are derived from cargo and other revenues.

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

The following table sets forth our capacity, load factor and yields for the periods indicated.

	2011	2010	2009
Capacity (in available seat miles, in millions)	13.352	10,950	9,911
Load factor	76.4%	76.9%	74.6%
Yield (in cents)	17.14	15.90	16.08

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

Aircraft fuel. The price we pay for aircraft fuel varies significantly from country to country primarily due to local taxes. While we purchase aircraft fuel at all the airports to which we fly, we attempt to negotiate fueling contracts with companies that have a multinational presence in order to benefit from volume purchases. During 2011, as a result of the location of its hub, Copa purchased 57% of its aircraft fuel in Panama. Copa has 18 suppliers of aircraft fuel across its network. In some cases, we tanker fuel in order to minimize our cost by fueling in airports where fuel prices are lowest. Our aircraft fuel expenses are variable and fluctuate based on global oil prices. From 2006 to 2011, the average price of West Texas Intermediate crude oil, a benchmark widely used for crude oil prices that is measured in barrels and quoted in U.S. dollars, increased by 43.6% from $66.05 per barrel to $94.87 per barrel. To date, we have managed to offset some of the increases in fuel prices with higher load factors, fuel surcharges and fare increases. In addition, our relatively young, winglet-equipped fleet also helps us mitigate the impact of higher fuel prices. Historically, we have not hedged a significant portion of our fuel costs. We have hedged 20% and 10% of our anticipated fuel needs for 2012 and 2013, respectively.

	Aircraft Fuel Data
	2011	2010	2009
Average price per gallon of jet fuel into plane (excluding hedge) (in U.S. dollars)	$3.27	$2.39	$1.88
Gallons consumed (in thousands)	176,494	148,581	138,018
Available seat miles (in millions)	13,352	10,950	9,911
Gallons per ASM (in hundredths)	1.32	1,36	1.39

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

Maintenance, material and repair expenses. Our maintenance, material and repair expenses consist of aircraft repair and charges related to light and heavy maintenance of our aircraft, including maintenance materials. As the age of our fleet increases and our warranties expire, our maintenance expenses will increase. We only conduct line maintenance internally and outsource most heavy maintenance to independent third party contractors. In 2003, we negotiated with GE Engine Services a maintenance cost per hour program for the repair and maintenance of our CFM-56 engines which power our Boeing 737 Next Generation fleet. Our engine maintenance costs are also aided by the sea-level elevation of our hub and the use of winglets which allow us to operate the engines on our Boeing 737 Next Generation aircraft with lower thrust, thus putting less strain on the engines. In 2011, we negotiated with GE Engine Services a maintenance agreement for the repair and maintenance of our CF-34 engines which power our Embraer 190 fleet.

Aircraft rent. Our aircraft rental expenses are generally fixed by the terms of our operating lease agreements. We currently have twenty one operating leases, twenty of which are operating leases with fixed rates which are not subject to fluctuations in interest rates and one operating lease tied to LIBOR. Our aircraft rent expense also includes rental payments related to any wet-leasing of freighter aircraft to supplement our cargo operations.

Reservations and sales expenses. The main variable involved in driving Reservations and Sales Expenses is the number of bookings made through our global distribution channels, as opposed to ASM. Our reservations and sales expenses arise primarily from payments to these global distribution systems, such as Amadeus and Sabre, which list our flight offerings on reservation systems around the world. These reservation systems tend to raise their rates periodically, but we expect that if we are successful in encouraging our customers to purchase tickets through our direct sales channels, these costs will decrease as a percentage of our operating costs. A portion of our reservations and sales expense is also comprised of our licensing payments for the SHARES reservation and check-in management software we use, which is not expected to change significantly from period to period.

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

As of 2010, the Panamanian tax code for the airline industry was amended; tax is now based on net income earned for traffic whose origin or destination is the Republic of Panama. The applicable tax rate for 2010 was 27.5%. For 2011 and going forward, the applicable tax rate was and will be 25.0%. Dividends from our Panamanian subsidiaries, including Copa, are separately subject to a 10% percent withholding tax on the portion attributable to Panamanian sourced income and a 5% withholding tax on the portion attributable to foreign sourced income. Additionally, a 7% value added tax is levied on tickets issued in Panama for travel commencing in Panama and going abroad, irrespective of where such tickets were ordered.

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

We incurred income taxes totaling approximately $35.6 million in 2011, $19.0 million in 2010, and $26.9 million in 2009.

Special Fleet Charges

In 2009, we decided to terminate early three MD-80 aircraft leases prior to their scheduled expiration, in connection with the transition of Copa Colombia’s fleet to Embraer 190. Fees paid for early termination amounted to $10.5 million and were recognized as Special Fleet Charges in the Consolidated Statements of Income.

In addition to the early lease termination, we wrote down amounts related to property, plant and equipment such as rotable parts, spare engines and tools totaling $4.9 million, and recognized a loss of $4.0 million related to the scrapping of obsolete expendable parts.

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

Our critical accounting policies and estimates are described below and are defined as those that are reflective of significant judgments and uncertainties and potentially result in materially different results under different assumptions and conditions. For a discussion of these and other accounting policies, see Note 1 to our annual consolidated financial statements.

Goodwill and Intangible Assets. We have allocated goodwill and intangible assets with indefinite lives acquired through business combinations for the purposes of impairment testing to a single cash-generating unit. Goodwill is tested for impairment annually, or when events or changes in circumstances indicate that the carrying amount may not be recoverable, by comparing the carrying amount to the recoverable amount of the cash-generating unit level that has been measured on the basis of its value-in-use, by applying cash flow projections in the functional currency based on the Company’s approved business plan covering a five-year period followed by the a long-term growth rate. Considerable judgment is necessary to evaluate the impact of operating and macroeconomic changes to estimate future cash flows and to measure the recoverable amount. Assumptions in the Company’s impairment evaluations are consistent with internal projections and operating plans. AeroRepublica trade name and routes were acquired as part of the AeroRepublica acquisition and were capitalized at fair value at that date. The trade name and routes were considered to have an indefinite useful life (and are not amortized) due to several factors and considerations, including the brand awareness and market position, customer recognition and loyalty. The carrying values of the routes and trade names are reviewed for impairment annually or when events or changes in circumstances indicate that carrying values may not be recoverable. The Company assesses at each statement of financial position date whether intangibles assets with indefinite useful lives are impaired using discounted cash flow analyses. In the third quarter of 2010, the company changed the commercial name of AeroRepublica and began to operate under the brand Copa Colombia. As a result, we recognized an impairment to the value of the brand name of $1.5 million during 2010. The remaining balance of this intangible asset is being amortized over 5 years. No impairment on goodwill and any other intangible assets was recognized.

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

These payments are recognized as prepaid assets until the event occurs, at which time the actual costs of the maintenance are capitalized and amortized over the expected period until the next event. Management performs regular reviews of the recovery of maintenance deposits and believes that the values reflected in the consolidated statement of financial position are recoverable.

Accounting for Property, Plant and Equipment. Property, plant and equipment, including rotable parts, are recorded at cost and are depreciated to estimated residual values over their estimated useful lives using the straight-line method. Each component of property, plant and equipment that has a cost that is significant in relation to the overall cost of the item is depreciated separately. Pre-delivery deposits refer to prepayments made based on the agreements entered into with the Boeing Company for the purchase of Boeing 737 Next Generation aircraft and includes interest and finance charges incurred during the manufacture of aircraft and the leasehold improvements.

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

In estimating the useful lives and expected residual values of its aircraft, the Company primarily has relied upon actual experience with the same or similar aircraft types and recommendations from Boeing and Embraer, the manufacturers of the Company’s aircraft. Subsequent revisions to these estimates, which can be significant, could be caused by changes to the Company’s maintenance program, changes in utilization of the aircraft (actual cycles during a given period of time), governmental regulations related to aging aircraft, and changing market prices of new and used aircraft of the same or similar types. The Company evaluates its estimates and assumptions each reporting period and, when warranted, adjusts these estimates and assumptions. These adjustments are accounted for on a prospective basis through depreciation and amortization expense, as required by IFRS.

We evaluate annually whether there is an indication that our property, plant and equipment may be impaired. Factors that would indicate potential impairment may include, but are not limited to, significant decreases in the market value of the long-lived asset(s), a significant change in the long-lived asset’s physical condition, and operating or cash flow losses associated with the use of the long-lived assets. We have not identified any impairment related to our existing aircraft fleet. As of December 31, 2011, 2010 and 2009, no impairment on property, plant and equipment assets was recognized.

Lease accounting. Aircraft lease agreements can be accounted as either operating or financial leases. When the risks and benefits of the lease are transferred to us, as lessee, the lease is classified as a finance lease. Finance leases are accounted as an acquisition obtained through a financing, with the aircraft recorded as a fixed asset and a corresponding liability recorded as a loan. Financial leases are recorded based on the lesser of the fair value of the aircraft or the present value of the minimum lease payments, discounted at an implicit interest rate, when it is clearly identified in the lease agreement, or our incremental borrowing rate. The aircraft is depreciated through the lesser of its useful life or the lease term. Interest expense is recognized through the effective interest rate method, based on the implicit interest rate of the lease. Lease agreements that do not transfer the risks and benefits to us are classified as operating leases. Operating leases are accounted as a rent, and the minimum lease expense is recognized through the straight line method.

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

Deferred taxes. Deferred taxes are calculated for tax losses, tax credits, and temporary differences between tax bases and carrying amounts for financial reporting purposes of our assets and liabilities. Recognition and measurement of deferred taxes is a critical accounting policy for us because it requires a number of assumptions and is based on our best estimate of our projections related to future taxable profit. In addition, because the preparation of our business plan is subject to a variety of market conditions, the results of our operations may vary significantly from our projections and as such, the amounts recorded as deferred tax assets may be impacted significantly in the future.

Recently Issued Accounting Pronouncements

New and Ammended Standards and Interpretations

•	IAS 24 Related Party Disclosures (Amendment)

•	IAS 32 Financial Instruments: Presentation – Classification of Rights Issues (Amendment)

•	IFRIC 14 Prepayment of a minimum funding requirement (Amendment)

Improvements to IFRSs

In May 2010, the IASB issued its third omnibus of amendments to its standards, primarily with a view to removing inconsistencies and clarifying wording. The adoption of the following amendments resulted in changes to accounting policies, but no impact on the financial position or performance of the Company:

•	IFRS 7 Financial Instruments: Disclosures

•	IAS 1 Presentation of Financial Statements

Other amendments resulting from Improvements to IFRSs to the following standards did not have any impact on the accounting policies, financial position or performance of the Company:

•	IFRS 3 Business Combinations (Measurement of Non Controlling Interest – NCI)

•	IFRS 3 Business Combinations (Contingent consideration arising from business combination prior to adoption of IFRS 3 (as revised in 2008))

•	IFRS 3 Business Combinations (Un-replaced and voluntarily replaced share-based payment awards)

•	IAS 27 Consolidated and Separate Financial Statements

The following interpretation and amendments to interpretations did not have any impact on the accounting policies, financial position or performance of the Company:

•	IFRIC 13 Customer Loyalty Programs (determining the fair value of award credits)

•	IFRIC 19 Extinguishing Financial Liabilities with Equity Instruments

Standards issued but not yet effective

Standards issued but not yet effective up to the date of issuance of the Company’s financial statements are listed below. This listing of standards and interpretations issued are those that the Company reasonably expects to have an impact on disclosures, financial position or performance when applied at a future date. The Company intends to adopt those standards when they become effective.

•	IAS 1 Financial Statement Presentation – Presentation of Items of Other Comprehensive Income

•	IAS 12 Income Taxes – Recovery of Underlying Assets

•	IAS 19 Employee Benefits (Amendment)

•	IAS 27 Separate Financial Statements (as revised in 2011)

•	IAS 28 Investments in Associates and Joint Ventures (as revised in 2011)

•	IFRS 7 Financial Instruments: Disclosures — Enhanced Derecognition Disclosure Requirements

•	IFRS 9 Financial Instruments: Classification and Measurement

•	IFRS 10 Consolidated Financial Statements

•	IFRS 11 Joint Arrangements

•	IFRS 12 Disclosure of Involvement with Other Entities

•	IFRS 13 Fair Value Measurement

Results of Operation

The following table shows each of the line items in our income statements for the periods indicated as a percentage of our total operating revenues for that period:

	2011	2010	2009
Operating revenues:
Passenger revenue	95.4%	94.6%	94.7%
Cargo, mail and other	4.6%	5.4%	5.3%
Total	100.0%	100.0%	100.0%
Operating expenses:
Aircraft fuel	-29.9%	-25.1%	-23.9%
Salaries and benefits	-11.6%	-12.6%	-12.5%
Passenger servicing	-8.8%	-9.5%	-10.0%
Commissions	-4.0%	-4.1%	-4.6%
Reservation and sales	-3.8%	-4.2%	-4.5%
Maintenance, materials and repairs	-3.9%	-4.4%	-4.4%
Depreciation and amortization	-4.1%	-4.5%	-4.1%
Flight operations	-4.6%	-5.0%	-4.8%
Aircraft rentals	-2.8%	-3.3%	-3.7%
Landing fees and other rentals	-2.3%	-2.8%	-2.7%
Other	-3.2%	-4.2%	-4.1%
Special fleet charges	0.0%	0.0%	-1.5%
Total	-79.0%	-79.5%	-80.9%
Operating income	21.0%	20.5%	19.1%
Non-operating income (expenses):
Interest expense	-1.8%	-2.1%	-2.6%
Interest capitalized	0.0%	0.0%	0.1%
Interest income	0.4%	0.3%	0.7%
Other, net	-0.7%	-0.3%	4.7%
Total	-2.1%	-2.1%	2.9%
Income/(loss) before income taxes	18.9%	18.4%	22.0%
Income taxes	-1.9%	-1.3%	-2.1%
Net income	17.0%	17.0%	19.8%

The breakdown of operating expenses per available seat mile is as follows:

	Year Ended December 31,			Percent	Percent
	2011	2010	2009	Change B/(W) 2011 vs. 2010	Change B/(W) 2010 vs. 2009
Operating Expenses per ASM (in cents):
Salaries and benefits	1.60	1.63	1.58	(2.28)	3.08
Passenger servicing	1.20	1.22	1.26	(1.43)	(3.29)
Commissions	0.55	0.53	0.58	3.72	(9.31)
Reservation and sales	0.53	0.54	0.57	(1.88)	(5.41)
Maintenance, materials and repairs	0.53	0.57	0.56	(6.47)	1.08
Depreciation and Amortization	0.57	0.57	0.51	(1.71)	12.01
Flight operations	0.63	0.65	0.61	(2.74)	5.05
Aircraft rentals	0.38	0.42	0.47	(9.27)	(9.89)
Landing fees and other rentals	0.31	0.37	0.34	(14.81)	8.52
Other (includes special fleet charges)	0.44	0.54	0.72	(19.30)	(25.08)
Total operating expenses per ASM before aircraft fuel	6.73	7.04	7.22	(4.37)	(2.46)
Aircraft fuel	4.10	3.24	3.04	26.62	6.64
Total operating expenses per ASM	10.83	10.28	10.25	5.39	0.24

Year 2011 Compared to Year 2010

Our consolidated net income in 2011 totaled $310.4 million, a 28.8% increase from net income of $241.1 million in 2010. This increase was primarily due to an increase in operating income driven by a 29.4% increase in operating revenues. We had a consolidated operating income of $384.9 million in 2011, a 32.9% increase over operating income of $289.6 million in 2010. Our consolidated operating margin in 2011 was 21.0%, an increase of 0.5 percentage points over an operating margin of 20.5% in 2010.

Operating revenue

Our consolidated revenue totaled $1.8 billion in 2011, a 29.4% increase from operating revenue of $1.4 billion in 2010, due to increases in both passenger and cargo revenue.

Passenger revenue. Passenger revenue totaled $1.7 billion in 2011, a 30.5% increase over passenger revenue of $1.3 billion in 2010. This increase resulted primarily from higher passenger yield, which increased by 7.8% to 17.1 cents in 2011.The increase in yield was in spite of the increase in capacity as available seat miles increased by 21.9% in 2011 as compared to 2010.

Cargo, mail and other. Cargo, mail and other revenue totaled $83.8 million in 2011, a 10.0% increase from cargo, mail and other revenue of $76.3 million in 2010. This increase was primarily the result of higher freight and courier revenue.

Operating expenses

Our consolidated operating expenses totaled $1.4 billion in 2011, a 28.5% increase over operating expenses of $1.1 billion in 2010 that was primarily the result of higher fuel cost and higher operating costs due to growth in capacity.

In 2011, our operating expenses per available seat mile excluding aircraft fuel was 6.7 cents, a 4.4% decrease from operating expenses per available seat mile excluding aircraft fuel of 7.0 cents in 2010. Aircraft fuel per available seat mile was 4.1 cents in 2011, compared to 3.2 cents in 2010. In 2011, our total operating expenses per available seat mile was 10.8 cents, a 5.3% increase from operating expenses per available seat mile of 10.3 cents in 2010.

An overview of the major variances on a consolidated basis follows:

Aircraft fuel. Aircraft fuel totaled $547.2 million in 2011, a 54.4% increase from aircraft fuel of $354.4 million in 2010. This increase was primarily a result of a 36.8% increase in the all-in average fuel price per gallon of jet fuel ($3.27 in 2011 compared to $2.39 in 2010) and a 19.0% higher fuel consumption due to 15.5% more block hours which was partially offset by a realized fuel hedge gain of $29.4 million in 2011, as compared to a realized fuel hedge gain of $2.4 million in 2010. Aircraft fuel cost per available seat mile increased by 26.6% in 2011 as compared to 2010, mainly driven by a higher fuel price.

Salaries and benefits. Salaries and benefits totaled $213.1 million in 2011, a 19.2% increase over salaries and benefits of $178.8 million in 2010. This increase was primarily a result of an 8.1% increase over 2010 in our employee base to support our growth in operations, the full year effect of our 13% headcount growth in 2010, and the impact of inflationary adjustments.

Passenger servicing. Passenger servicing totaled $160.7 million in 2011 compared to $133.7 million in 2010. This represented a 20.2% increase driven mainly by a 9.1% increase in the number of passengers transported during 2011 compared to 2010, a growth in departures of 5.1% and a higher passenger servicing rate due to the growth of our operation and longer haul flights. Passenger servicing per available seat mile decreased by 1.4%.

Commissions. Commissions totaled $72.9 million in 2011, a 26.5% increase from commissions of $57.7 million in 2010. This increase was due to a 30.5% increase in passenger revenue, which was partially offset by a lower average commission rate. Commissions represented 4.0% of our operating revenue in 2011 compared to 4.1% in 2010.

Reservations and sales. Reservations and sales totaled $70.4 million in 2011, a 19.6% increase compared to $58.8 million in 2010. This increase was primarily due to higher passenger revenues. Reservations and sales represented 3.8% of our operating revenue in 2011 compared to 4.2% in 2010, a reduction of 0.4 percentage point. Reservations and sales expenses per available seat mile decreased by 1.9%.

Maintenance, materials and repairs. Maintenance, materials and repairs totaled $71.0 million in 2011, a 14.0% increase over maintenance, materials and repairs of $62.2 million in 2010. This increase was primarily a result of a 21.9% increase in capacity. Maintenance, materials and repair per available seat mile decreased by 6.5% in 2011 as compared to 2010.

Depreciation. Depreciation totaled $75.5 million in 2011, a 19.8% increase over depreciation of $63.0 million in 2010, as a result of higher depreciation attributable to our acquisition of ten new Boeing 737-800s in 2011.

Flight operations, aircraft rentals, and landing fees and other rentals. Combined, flight operations, aircraft rentals, and landing fees and other rentals increased from $157.3 million in 2010 to $176.9 million in 2011. Flight operations amounted to $83.8 million in 2011 compared to $70.6 million in 2010. This represented an 18.6% increase driven mainly by an increase in capacity of 21.9%. As a result, air to ground communications increased by 25%, from $41.5 million in 2010 to $51.9 million in 2011. Landing fees and other rentals amounted to $41.9 million in 2011 compared to $40.3 million in 2010. This represented a 3.9 % increase driven mainly by the same reasons, which includes the effects of expanded operations in certain markets. Additionally, simulator rent expense increased by 4% from $5.2 million in 2010 to $5.4 million in 2011 due to a higher usage driven by the growth in our operations.

Aircraft rentals. Aircraft rental expense amounted to $51.3 million in the 2011 fiscal year, a 10.6% increase from $46.3 million reported in the 2010 fiscal year. This increase results from the addition of five leased Boeing 737NG aircraft in 2011 and the full year effect of 2010, bringing our total operating aircraft leased fleet to 21 aircraft which is comprised of both Boeing 737NG aircraft and EMB 190 aircraft.

Other. Other expenses totaled $58.2 million in 2011, a 1.6% decrease over other expenses of $59.2 million in 2010. This decrease was primarily as a result of less discretionary spending. Other expenses per available seat mile decreased by 19.3% in 2011, as compared to 2010.

Non-operating income (expense)

Non-operating expense totaled $38.9 million in 2011, an increase from non-operating expense of $29.6 million in 2010, primarily due to a $3.6 million mark-to-market loss of our fuel contracts in 2011 compared to a $11.7 million gain in 2010 and a higher interest expense in 2011 due to more debt.

Interest expense. Interest expense totaled $32.7 million in 2011, a 9.0% increase from interest expense of $30.0 million in 2010, primarily resulting from a higher debt offset by lower average interest rates during the period. The average effective interest rate on our debt decreased by 22 basis points, from 3.26% during 2010 to 3.04% during 2011. At the end of 2011, 62% of our outstanding debt was fixed at an average effective rate of 3.96%.

Interest income. Interest income totaled $6.8 million in 2011, a 42.3% increase from interest income of $4.8 million in 2010. This increase was mainly a result of a higher cash and investment balance in the period.

Other, net. Other, net expense totaled $13.1 million in 2011, compared to a $4.4 million other, net expense in 2010. This change was primarily due to a $3.6 million mark-to-market loss of our fuel contracts in 2011 compared to an $11.7 million gain in 2010.

Year 2010 Compared to Year 2009

Our consolidated net income in 2010 totaled $241.1 million, a 3.2% lower from net income of $249.1 million in 2009. This decrease was primarily due to a decrease in non operating income due to a $58.0 million gain in 2009 on mark-to-market fuel derivatives. We had a consolidated operating income of $289.6 million in 2010, a 20.6% increase over operating income of $240.1 million in 2009. Our consolidated operating margin in 2010 was 20.5%, an increase of 1.4 percentage point over an operating margin of 19.1% in 2009.

Operating revenue

Our consolidated revenue totaled $1.4 billion in 2010, a 12.6% increase from operating revenue of $1.3 billion in 2009, due to increases in both passenger and cargo revenue.

Passenger revenue. Passenger revenue totaled $1.3 billion in 2010, a 12.5% increase over passenger revenue of $1.2 billion in 2009. This increase resulted primarily from a higher load factor, which increased from 74.6% in 2009 to 76.9% in 2010.

Cargo, mail and other. Cargo, mail and other revenue totaled $76.2 million in 2010, a 14.8% increase from cargo, mail and other revenue of $66.4 million in 2009. This increase was primarily the result of higher cargo revenue.

Operating expenses

Our consolidated operating expenses totaled $1.1 billion in 2010, a 10.7% increase over operating expenses of $1.0 billion in 2009 primarily the result of higher fuel cost and higher operating cost due to growth in capacity.

In 2010, our operating expenses per available seat mile excluding aircraft fuel was 7.04 cents, a 0.3% increase from operating expenses per available seat mile excluding aircraft fuel of 7.02 cents in 2009. Aircraft fuel per available seat mile was 3.24 cents in 2010, compared to 3.04 cents in 2009. In 2010, our total operating expenses per available seat mile was 10.28 cents, a 0.2% increase from operating expenses per available seat mile of 10.25 cents in 2009.

Aircraft fuel. Aircraft fuel totaled $354.4 million in 2010, a 17.8% increase from aircraft fuel of $300.8 million in 2009. This increase was primarily a result of a 27.1% increase in the all-in average fuel price per gallon of jet fuel ($2.39 in 2010 compared to $1.88 in 2009) and a 7.7% higher fuel consumption due to 7.0% more block hours which was partially offset by a realized fuel hedge gain of $2.4 million in 2010, as compared to a realized fuel hedge loss of $41.9 million in 2009. Aircraft fuel cost per available seat mile increased by 6.6% in 2010 as compared to 2009, mainly driven by a higher fuel price.

Salaries and benefits. Salaries and benefits totaled $178.8 million in 2010, a 13.9% increase over salaries and benefits of $157.0 million in 2009. This increase was primarily a result of a 13.5% increase over 2009 in our employee base to support our growth in operations and the impact of inflationary adjustments.

Passenger servicing. Passenger servicing totaled $133.7 million in 2010 compared to $125.2 million in 2009. This represented a 6.8% increase driven mainly by 11.4% increase in the number of passengers transported during 2010 compared to 2009, a growth in departures of 7.6% and higher passenger servicing rate due to the growth of our operation and longer haul flights. Passenger servicing per available seat mile decreased by 3.2% in 2010 as compared to 2009.

Commissions. Commissions totaled $57.7 million in 2010, a 0.2% increase from commissions of $57.6 million in 2009. This slight increase was due to a 12.5% increase in passenger revenue offset by a lower average commission rate. Commissions represented 4.1% of our operating revenue in 2010 compared to 4.6% in 2009.

Reservations and sales. Reservations and sales totaled $58.8 million in 2010, a 4.5% increase compared to $56.3 million in 2009. This increase was primarily due to higher revenue base. Reservations and sales represented 4.2% of our operating revenue in 2010 compared to 4.5% in 2009, a reduction of 0.3 percentage point. Reservations and sales expenses per available seat mile decreased by 5.4% in 2010 as compared to 2009.

Maintenance, materials and repairs. Maintenance, materials and repairs totaled $62.2 million in 2010, an 11.7% increase over maintenance, materials and repairs of $55.7 million in 2009. This increase was primarily a result of a 10.5% increase in capacity and more overhaul events. Maintenance, materials and repair per available seat mile increased by 1.1% in 2010 as compared to 2009.

Depreciation. Depreciation totaled $63.0 million in 2010, a 23.8% increase over depreciation of $50.9 million in 2009, as a result of higher depreciation attributable to the acquisition of seven new Boeing 737-800s.

Flight operations, aircraft rentals, and landing fees and other rentals. Combined, flight operations, aircraft rentals, and landing fees and other rentals increased from $141.0 million in 2009 to $157.3 million in 2010. Flight operations amounted to $70.6 million in 2010 compared to $60.9 million in 2009. This represented a 16.1% increase driven mainly by an increase in capacity of 10.5%. As a result, air to ground communications increased by 25%, from $35.9 million to $41.4 million. Landing fees and other rentals amounted to $40.3 million in 2010 compared to $33.6 million in 2009. This represented a 19.9% increase driven mainly by the same reasons, which include the effects of expanded operations in certain markets. Additionally, simulator rent expense increased by 35% from $3.8 million in 2009 to $5.2 million in 2010 due to a higher usage of our own simulator driven by the growth in our operations.

Aircraft rentals. Aircraft rental expense amounted to $46.3 million in 2010, a 0.4% decrease from $46.5 million reported in 2009. In 2010 we did not increase the number of aircraft that we lease.

Other. Other expenses totaled $59.2 million in 2010, a 13.6% increase over other expenses of $52.1 million in 2009, primarily due to cargo and technology expense increases driven by our operational growth. Other expenses per available seat mile decreased by 2.9% in 2010 as compared to 2009.

Non-operating income (expense)

Non-operating expense totaled $29.6 million in 2010, an increase from non-operating income of $35.9 million in 2009, primarily as a result of an $11.7 mark-to-market gain in our fuel hedge contracts in 2010 compared to a $58.0 million mark-to-market gain in 2009, and to a $19.7 million loss due to the devaluation of the Venezuelan Bolivar in the first quarter of 2010.

Interest expense. Interest expense totaled $30.0 million in 2010, a 9.0% decrease from interest expense of $32.9 million in 2009, primarily resulting from lower average interest rates during the period. The average effective interest rate on our debt decreased by 11 basis points, from 3.37% during 2009 to 3.26% during 2010. At period’s end, interest rate on 61% of our outstanding debt was fixed at an average effective rate of 4.44%.

Interest income. Interest income totaled $4.8 million in 2010, a 48.2% decrease from interest income of $9.2 million in 2009. This decrease was mainly a result of lower average interest rates during the period.

Other, net. Other, net expense totaled $4.4 million in 2010, compared to a $59.0 million other, net gain in 2009. This change was primarily the result of an $11.7 million mark-to-market gain in our fuel hedge contracts in 2010 compared to a $58.0 million mark-to-market gain in 2009, and to a $19.7 million loss due to the devaluation of the Venezuelan Bolivar in the first quarter of 2010.

B. Liquidity and Capital Resources

In recent years, we have been able to meet our working capital requirements through cash from our operations. Our capital expenditures, which consist primarily of aircraft purchases, are funded through a combination of our cash from operations and long-term financing. From time to time, we finance pre-delivery payments related to our aircraft with medium-term financing in the form of commercial bank loans and/or bonds privately placed with commercial banks. Our accounts receivable at December 31, 2011 increased by $53.5 million compared with December 31, 2010, primarily as a result of the growth in operating revenues. In our opinion, the Company’s working capital is sufficient for the Company’s present requirements.

Our cash, cash equivalents and short-term investments at December 31, 2011 increased by $103.5 million, to $506.1 million. At December 31, 2011, we had $6.3 million in restricted cash within long-term investments as collateral for letters of credit. At December 31, 2011 we had available committed lines of credit totaling $ 58.0 million under which there were $5.0 million outstanding with Citi, and uncommitted lines of credit totaling $84.2 million. These lines of credit have been secured to bridge potential liquidity gaps and account for other potential contingencies.

Operating Activities

We rely primarily on cash flows from operations to provide working capital for current and future operations. Net cash flows provided by operations for the year ended December 31, 2011 were $498.3 million, increasing $205.5 million compared to the $292.8 million in 2010. The increase in cash flows from operations in 2011 is primarily due to an increase in our net income as well as an increase in air traffic liability driven by higher ticket sales in 2011 as a result of added capacity and strong demand. Net cash flows provided by operations for the year ended December 31, 2010 were $292.8 million, increasing $1.5 million compared to the $291.3 million in 2009. The increase in cash flows from operations in 2010 is primarily due to more passenger ticket sales offset by higher fuel prices.

Investing Activities

During 2011, our capital expenditures were $306.3 million, which consisted primarily of expenditures related to our purchase of five Boeing 737-800 aircraft, as well as $175.3 million in expenditures related to advance payments on aircraft purchase contracts for aircraft delivering in 2013. During 2010, our capital expenditures were $348.7 million, which consisted primarily of expenditures related to our purchase of three Boeing 737-800 aircraft, as well as $157.3 million in expenditures related to advance payments on aircraft purchase contracts. During 2009, our capital expenditures were $211.5 million, which consisted primarily of expenditures related to our purchase of three Boeing 737-800 aircraft, as well as $151.7 million in expenditures related to advance payments on aircraft purchase contracts.

Financing Activities

Financing activities during 2011 consisted primarily of $171.7 million of aircraft financing, the repayment of $93.6 million in long-term debt and $72.4 million in dividends declared and paid. Financing activities during 2010 consisted primarily of $282.1 million of aircraft financing, the repayment of $138.7 million in long-term debt and $47.9 million in dividends declared and paid. Financing activities during 2009 consisted primarily of $103.8 million of financing of one aircraft and aircraft pre-delivery payments, the repayment of $175.4 million in long-term debt and $16.3 million in dividends declared and paid.

Before 2010, we had generally been able to arrange medium-term financing for pre-delivery payments through loans with commercial banks. In 2010 and 2011, we financed our pre-delivery payments with our own cash. As the aircraft are delivered and the financing for the aircraft is received, these pre-delivery payments will be recovered by the company.

We have financed the acquisition of 33 Boeing 737-Next Generation aircraft through syndicated loans provided by international financial institutions with the support of partial guarantees issued by the Export-Import Bank of the United States, or Ex-Im, with repayment profiles of 12 years. The Ex-Im guarantees support 85% of the net purchase price and are secured with a first priority mortgage on the aircraft in favor of a security trustee on behalf of Ex-Im. The documentation for each loan follows standard market forms for this type of financing, including standard events of default. Our Ex-Im supported financings amortize on a quarterly basis, are denominated in dollars and originally bear interest at a floating rate linked to LIBOR. Our Ex-Im guarantee facilities typically offer an option to fix the applicable interest rate. We have exercised this option with respect to $600.07 million as of December 31, 2011 at an average weighted interest rate of 3.77%. The remaining $51.26 million bears interest at a weighted average interest of LIBOR plus 0.15%. At December 31, 2011, the total amount outstanding under our Ex-Im-supported financings totaled $651.33 million.

We have effectively extended the maturity of certain of our Boeing aircraft financing to 15 years through the use of a “Stretched Overall Amortization and Repayment,” or SOAR, structure which provides serial draw-downs calculated to result in a 100% loan accreting to a recourse balloon at the maturity of the Ex-Im guaranteed loan. The SOAR portions of our facilities require us to maintain certain financial covenants, including an EBITDAR to fixed charge ratio, a long-term obligation to EBITDAR ratio and a minimum unrestricted cash balance. To comply with the first ratio, our EBITDA plus aircraft rent expense, or EBITDAR, for the prior year must be at least 2.0 times our fixed charge expenses (including interest, commission, fees, discounts and other finance payments) for that year. To comply with the second ratio, our long-term obligations must be no more than six times EBITDAR. Third, our cash, cash equivalents and short-term investment balance should be at least $50 million. As of December 31, 2011, we complied with all required covenants. We also pay a commitment fee on the unutilized portion of our SOAR loans.

In February 2011, participants from the member states of the Organization for Economic Co-operation and Development (OECD), including the Export-Import Bank of the United States, agreed to a new common approach with respect to aircraft purchase financing (the “2011 Aircraft Sector Understanding”). The 2011 Aircraft Sector Understanding unifies the terms, conditions and procedures governing large and regional aircraft exports and in particular attempts to reduce the subsidies from which we benefit by setting forth increased minimum guarantee premium rates, lower loan-to-value ratios and more restrictive repayment terms, all based on the borrower’s credit risk classification. The former 2007 Aircraft Sector Understanding will, however, continue to apply to transactions for former category 1 aircraft (e.g., Boeing 737-800) delivered by December 31, 2012 and for former category 2 and 3 aircraft (e.g., EMBRAER-190) delivered by December 31, 2013, provided the financed aircraft was subject to a firm contract concluded no later than December 31, 2010, and subject to the payment of additional commitment fee. These developments are likely to increase our financing costs and may negatively affect our results of operation.

We also have financed 10% of the purchase price of certain of our Boeing aircraft through commercial loans. Under the commercial loan agreements for aircraft received in 2002, we are required to comply with four specific financial covenants. The first covenant requires our EBITDAR for the prior year to be at least 2.0 times our finance charge expenses (including interest, commission, fees, discounts and other finance payments). The second covenant limits our net borrowings to 85% of our capitalization. The third covenant requires our tangible net worth to be at least $120 million. The last covenant requires us to maintain a minimum of $50 million in available cash (including cash equivalents and committed credit facilities). As of December 31, 2011, we complied with all required covenants.

Our Embraer aircraft purchases are not eligible for Ex-Im guaranteed financing. During 2008, we secured a senior term loan facility in the amount of $100 million for the purchase of four Embraer 190 aircraft. The loans have a term of twelve years. During 2008, we utilized all of this facility. Under the 2008 loan agreement we are required to comply with certain financial covenants. The first covenant requires our EBITDAR for the prior year to be at least 2.5 times our fixed charge expenses (including interest, commission, fees, discounts and other finance payments) for that year. The second covenant requires a total liability plus operating leases minus operating cash to tangible net worth ratio of less than 5.5 to 1. The third covenant requires our tangible net worth to be at least $160 million. The last covenant requires us to maintain a minimum of $75 million in available cash, cash equivalents and short-term investments. As of December 31, 2011, we complied with all required covenants.

Capital resources. We finance our aircraft through long term debt and operating lease financings. Although we expect to finance future aircraft deliveries with a combination of similar debt arrangements and financing leases, we may not be able to secure such financing on attractive terms. To the extent we cannot secure financing, we may be required to modify our aircraft acquisition plans or incur higher than anticipated financing costs. In particular, the 2011 Aircraft Sector Understanding is likely to increase our financing costs and may negatively affect our results of operations. We expect to meet our operating obligations as they become due through available cash and internally generated funds, supplemented as necessary by short-term credit lines.

As of December 31, 2011, we had placed firm purchase orders with The Boeing Company for 37 Boeing 737-Next Generation aircraft and we have purchase rights and options for an additional 16 Boeing 737-Next Generation aircraft. We also have options to purchase an additional six Embraer 190 aircraft. The schedule for delivery of our firm purchase orders is as follows: seven in 2012, four in 2013, four in 2014, eight in 2015, seven in 2016 and seven in 2017. We meet our pre-delivery deposit requirements for our Boeing 737-Next Generation aircraft by using cash from operations, or by using medium-term borrowing facilities and/or vendor financing for deposits required between two years and 6 months prior to delivery. Pre-delivery deposits for our Embraer 190 aircraft are required 18, 12 and 6 months prior to delivery. In 2010 and 2011, we funded these deposits with our own cash from operations.

We maintain available facilities for letters of credit with several banks with outstanding balances of $33.7 million and $26.8 million at December 31, 2011 and 2010, respectively. These letters of credit are pledged for aircraft rentals, maintenance and guarantees for airport facilities. Of this total, $2.9 million are letters of credit opened on behalf of Copa Colombia for the same purposes listed above. In addition, Copa Airlines has lines of credit of total amount of $142.1 million, in which it has committed lines of credit totaling $58 million, including one line of credit for $15 million and one overdraft line of credit of $3 million with Banco General, an overdraft line of credit of $10 million with Towerbank and a line of credit of $30 million with Banco Nacional de Panamá. These lines of credit have been put in place to bridge liquidity gaps and for other potential contingencies.

As of December 31, 2011 Copa Airlines has an outstanding balance of $5 million dollars with Citibank.

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

D. Trend Information

We seek to expand our operations by adding frequencies and new routes with the addition of 13 new Boeing 737-800 aircraft to our fleet in 2012. For the remainder of 2012, we expect to continue to concentrate on keeping our operating costs low and pursuing ways to make our operations more efficient.

We intend to continue developing initiatives to improve our operations, including a continued focus on on-time performance and completion factor. Additionally, we continue to seek further integration of Copa Airlines’s and Copa Colombia’s network through code-sharing and fleet interchange agreements.

Our maintenance expenses are dependent on a large number of factors, some of which can be estimated, such as aircraft usage, aircraft destination and overhaul events, while many others result from unforeseen events. In 2011, our maintenance expenses increased by 14% and we estimate that our maintenance expenses will increase by approximately 30% in 2012 mainly due to the increase in block hours, a general increase in the age of our fleet and an increase in aircraft return provisions due to 5 new leased aircraft in 2011 and 6 new leased aircraft in 2012.

We expect jet fuel prices will continue to be volatile in 2012 and expect to continue evaluating fuel hedging programs to help protect us against short-term movements in crude oil prices. We expect our operating capacity to increase approximately 22% in 2012, primarily as a result of the addition of 13 new aircraft throughout the year.

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

F. Tabular Disclosure of Contractual Obligations

Our non-cancelable contractual obligations at December 31, 2011 included the following:

	At December 31, 2011
	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
	(in thousands of dollars)
Aircraft and engine purchase commitments	1,450,482	221,493	420,248	650,373	158,368

Aircraft operating leases	290,614	56,291	95,350	80,552	58,421

Other operating leases	25,298	8,316	12,042	2,627	2,313

Short-term debt and long-term debt(1)	1,275,344	166,514	303,907	327,586	477,337

Total	3,041,738	452,614	831,547	1,061,138	696,439

(1)	Includes actual interest and estimated interest for floating-rate debt based on December 31, 2011 rates.

Additionally, the Company has statutory minimal contribution to pension asset which is not material.

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

The following table sets forth the name, age and position of each member of our Board of Directors as of March 31, 2012. A brief biographical description of each member of our Board of Directors follows the table.

Name	Position	Age
Pedro Heilbron	Chief Executive Officer and Director	54
Stanley Motta	Chairman and Director	66
Osvaldo Heilbron	Director	86
Jaime Arias	Director	77
Ricardo Alberto Arias	Director	72
Alberto C. Motta, Jr.	Director	65
Douglas Leo	Director	52
Joseph Fidanque III	Director	45
Jose Castañeda Velez	Director	68
Roberto Artavia Loria	Director	53
Alfredo Arias Loredo	Director	65

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

Mr. Osvaldo Heilbron has been one of the directors of Copa Airlines since 1986 and a director of Copa Holdings, since it was established in 1998. Mr. Heilbron is the father of Mr. Pedro Heilbron, our chief executive officer. He serves on the boards of directors of CIASA, Desarrollo Costa Del Este, S.A., Harinas Panama, S.A., |Televisora Nacional, S.A. and SSA Panama Inc.

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

Mr. Joseph Fidanque III has been one of the directors of Copa Airlines since 2006. He is President of Fidanque Hermanos e Hijos, S.A. and Star Contact, Ltd. He serves on the boards of directors of Multiholding Corporation – Panama, Fundación Filantrópica Fidanque, Colon Import and Export and Sky Technologies Network. Mr. Fidanque holds a B.S. in Economics from Tufts University.

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

The following table sets forth the name, age and position of each of our executive officers as of March 31, 2012. A brief biographical description of each of our executive officers follows the table.

Name	Position	Age
Pedro Heilbron	Chief Executive Officer	54
Victor Vial	Chief Financial Officer	46
Daniel Gunn	Senior Vice-President of Operations	44
Leo Marchosky	Vice-President of Human Resources	55
Joe Mohan	Vice-President of Commercial and Planning	42
Ahmad Zamany	Vice-President of Maintenance	54
Vidalia de Casado	Vice-President of On-Board Services	54
David Lindskoog	Vice-President of Flight Operations	61
Peter Diaz	Vice-President of Airport Services	45
Glen Baker	Vice-President of Technology	53
Eduardo Lombana	Interim Chief Executive Officer of Copa Colombia	50

Mr. Pedro Heilbron has been our Chief Executive Officer since 1988. He received an M.B.A. from George Washington University and a B.A. from College of the Holy Cross. Mr. Heilbron is the son of Mr. Osvaldo Heilbron, a member of our Board of Directors.

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

Mr. Glen Baker has been our Vice-President of Technology since March 2011.Prior to joining Copa, he served as Chief Information Officer of ATA Airlines from 2001 through 2008. He also served in the Government of the City of Indianapolis. He received his B.S. in Political Science from Franklin College in 1980.

Mr. Eduardo Lombana joined the Company in May 2005 as Chief Operating Officer and has been appointed as the interim Chief Executive officer of Copa Colombia as of February 2012. He served three years at Avianca as Vice-President of Network, responsible for revenue management, network planning and revenue accounting during the company’s bankruptcy turn over. Prior to that he served as Vice-President of Flight Operations for ACES before it merged with Avianca. Mr. Lombana holds a BS in Aviation Technology and an AS in Aviation Maintenance Technology from Embry Riddle Aeronautical University.

The business address for all of our senior management is c/o Copa Airlines, Avenida Principal y Avenida de la Rotonda, Urbanización Costa del Este, Complejo Business Park, Torre Norte, Parque Lefevre Panama City, Panama.

B. Compensation

In 2011, we paid an aggregate of approximately $3.3 million in cash compensation to our executive officers. Although in 2006 we set aside $3.0 million for payment to senior management related to covenants not to compete with us in the future, we have not set aside any other funds for future payments to executive officers.

At the Compensation Committee meeting held in February 2011, the Chairman announced members of our Board of Directors that are not officers of either Copa or UAL will receive an increase of $15,000 per year to $40,000 per year plus expenses incurred to attend our Board of Directors meetings. In addition, members of committees of the Board of Directors receive $1,000 per committee meeting, with the chairman of the audit committee receiving $2,000 per meeting of the audit committee. All of the members of our Board of Directors and their spouses receive benefits to travel on Copa flights as well.

Incentive Compensation Program

In 2005, the Compensation Committee of our Board of Directors eliminated the then existing Long Term Retention Plan and approved a one-time non-vested stock bonus award program for certain executive officers (the “Stock Incentive Plan”). Non vested stock delivered under the Stock Incentive Plan may be sourced from treasury stock, or authorized un-issued shares. In March 2006, in accordance with this program, the Compensation Committee of our Board of Directors granted 935,650 restricted stock awards. Senior management were granted 847,625 non vested stock awards, which vest over five years in yearly installments equal to 15% of the awarded stock on each of the first three anniversaries of the grant date, 25% on the fourth anniversary and 30% on the fifth anniversary. Managers, officers and key employees, not on our senior management team, were granted 88,025 non vested stock awards which vest on the second anniversary of the grant date. In each 2007, 2008, 2009, 2010 and 2011 the Compensation Committee of our Board of Directors granted 16,955, 73,374, 113,714, 52,567 and 318,464 shares of non-vested stock awards, respectively, to certain named executive officers, which vest over three to five years in yearly installments equal to one-third or one-fifth of the awarded stock on each of the anniversaries of the grant date. Non-vested stock awards were measured at their fair value, which is the same amount for which a similarly restricted share would be issued to third party, on the grant date. The fair value of these non-vested stocks award was $56.57, $53.92 and $22.05, for the 2011, 2010, and 2009, grants, respectively.

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

The Compensation Committee plans to make additional equity based awards under the plan from time to time, including additional non vested stock and stock option awards. While the Compensation Committee will retain discretion to vary the exact terms of future awards, we anticipate that future employee non-vested stock and stock option awards granted pursuant to the plan will generally vest over a three-year period and the stock options will carry a ten year term.

The total compensation cost recognized for non-vested stocks and options awards was $7.7 million, $4.0 million and $4.7 million in 2011, 2010 and 2009, respectively, and was recorded as a component of “Salaries and benefits” within Operating Expense.

During the first quarter of 2012, the Compensation Committee of the Company’s Board of Directors approved two (2) new awards. Awards were granted under these new plans for approximately 42,358 shares of non-vested stock, which will vest over a period of three (3) years. The Company estimates the fair value of these awards to be approximately $3.5 million and the 2012 compensation cost for these plans is $1.9 million.

Please also see section 6.D. “Employees” for a description of the bonus plan implemented by the Company.

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

Currently, our Board of Directors is comprised of eleven members. The number of directors elected each year alternates between six directors and five directors. Messrs. Pedro Heilbron, Osvaldo Heilbron, Ricardo A. Arias, Mark Erwin, Alfredo Arias Loredo and Roberto Artavia were each re-elected for two-year terms at our annual shareholders’ meeting held in May 2010. Messrs. Stanley Motta, José Castañeda Velez, Jaime Arias, Alberto C. Motta Jr., and Joseph Fidanque were re-elected as directors for two-year terms at our annual shareholders’ meeting held on May 4, 2011. In November 2010, Mr. Douglas Leo was elected as director, filling the vacancy created by the resignation of Mr. Mark Erwin and serving for the remainder of Mr. Mark Erwin’s term. Mr. Douglas Leo’s election was confirmed at our annual shareholders’ meeting held on May 4, 2011. Our charter does not have a mandatory retirement age for our directors.

Pursuant to contractual arrangements with us and CIASA, UAL is entitled to designate one of our directors and Mr. Douglas Leo is the UAL appointed director.

None of our Directors has entered into any service contract with the Company or its subsidiaries.

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

Messrs. Jose Castañeda, Roberto Artavia and Alfredo Arias, all independent non-executive directors under the applicable rules of the New York Stock Exchange, are the current members of the committee.

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

Approximately 65% of Copa Airlines’ and Copa Colombia’s employees are located in Panama, while the remaining 35% are distributed among our foreign stations. Copa’s employees can be categorized as follows:

	December 31,
	2011	2010	2009
Pilots	877	791	687
Flight attendants	1,431	1,178	980
Mechanics	511	488	450
Customer service agents, reservation agents, ramp and other	3,023	2,859	2,544
Management and clerical	1,685	1,650	1,477

Total employees	7,527	6,966	6,138

Our profit-sharing program reflects our belief that our employees will remain dedicated to our success if they have a stake in that success. We identify key performance drivers within each employee’s control as part of our annual objectives plan, or “Path to Success.” Typically, we pay bonuses in the first quarter of the year based on our performance during the preceding calendar year. For members of management, 75% of the bonus amount is based on our performance as a whole and 25% is based on the achievement of individual goals. Bonuses for non-management employees are based on the company’s performance and payment is typically a multiple of the employee’s weekly salary. The bonus payments are approved by our compensation committee. We typically make accruals each month for the expected annual bonuses which are reconciled to actual payments at their dispersal in the first quarter.

We provide training for all of our employees including technical training for our pilots, dispatchers, flight attendants and other technical staff. In addition, we provide recurrent customer service training to frontline staff, as well as leadership training for managers. We currently have three flight simulators at our training facility in Panama’s City of Knowledge. In 2005, we leased a Level B flight simulator for Boeing 737-Next Generation training that served 80% of our initial training, transition and upgrade training and 100% of our recurrent training needs relating to that aircraft. During 2007, we upgraded this simulator to provide 100% of our initial training. In 2008, we leased a similar flight simulator for Embraer 190 training that serves for all of our initial and recurrent training needs. In 2011 Copa bought a second 737-Next Generation Full Flight Simulator (FFS), Level D. The level D qualification is the highest certification provided by the Federal Aviation Administration (FAA) to any Flight Training Device. Another important acquisition in 2011 is the second B737 Virtual Procedure Trainer (VPT), which complements the new FFS training.

Approximately 58% of the Company’s employees belong to a labor union. There are currently five unions covering our Copa employees based in Panama and four unions covering our Copa Colombia employees in Colombia.

The five unions in Panama are: the pilots’ union (UNPAC); the flight attendants’ union (SIPANAB); the mechanics’ union (SITECMAP); the traffic attendants’ union (UGETRACO); and a generalized union (SIELAS), which represents ground personnel, messengers, drivers, counter agents, and other non-executive administrative staff. Copa entered into collective bargaining agreements with its pilot union in November 2007, its general union in July 2008, its mechanics union in April 2009, and its flight attendants union in March 2010. Collective bargaining agreements in Panama are typically between three and four year terms. Recently, Copa settled negotiations related to alleged labor violations submitted by SIELAS. The next negotiations with SIELAS are expected to take place in September 2013. We are currently negotiating a new collective bargaining agreement with UNPAC, with a target completion date of August 2012. Copa Airlines has traditionally experienced good relations with its unions.

Four unions cover our employees in Colombia: the pilots’ union (ACDAC), the flight attendants’ union (ACAV), the industry union, and the mechanics union. We commenced negotiations with ACDAC on February 28, 2012, and expect to enter into arbitration proceedings to reach settlement with each of the ACAV, the industry union, and the mechanics union. Typically, collective bargaining agreements in Colombia have terms of two to four years. Although Copa Colombia usually settles many of its collective bargaining agreement negotiations through arbitration proceedings, it has traditionally experienced good relations with its unions.

The Company’s employees in Brazil are covered by industry union agreements that cover all airline industry employees in the country.

A strike, work interruption or stoppage or any prolonged dispute with our employees who are represented by any of these unions could have an adverse impact on our operations. These risks are typically exacerbated during periods of renegotiation with the unions. Any renegotiated collective bargaining agreement could feature significant wage increases and a consequent increase in our operating expenses. Any failure to reach an agreement during negotiations with unions may require us to enter into arbitration proceedings, and agree to terms that are less favorable to us than our existing agreements. Employees outside of Panama that are not currently members of unions may also form new unions that may seek further wage increases or benefits.

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

For a description of stock options granted to our Board of Directors and our executive officers, see “—Compensation—Long Term Incentive Compensation Program.”

Item 7.	Major Shareholders and Related Party Transactions

A. Major Shareholders

The following table sets forth information relating to the beneficial ownership of our Class A shares as of December 31, 2011 by each person known to us to beneficially own 5% or more of our common shares and all our directors and officers as a group. Class A shares are limited voting shares entitled only to vote in certain specified circumstances. See “Item 10B. Additional Information – Memorandum and Articles of Association – Description of Capital Stock.”

	Class A Shares Beneficially Owned
	Shares	(%)(1)
CIASA(2)	0	—
Executive officers and directors as a group (20 persons)(4)	175,394	0.5%
FMR, LLC. (3)	3,058,566	9.3%
Ameriprise Financial, Inc. (5)	2,524,209	7.6%
Others	27,199,594	82.6%
Total	32,957,763	100.0%

(1)	Based on a total of 32,957,763 Class A shares outstanding.
(2)	CIASA owns 100% of the Class B shares of Copa Holdings, representing 25.1% of our total capital stock.
(3)	Based on a Schedule 13G filed with the SEC, dated February 14, 2012, in which FMR, LLC. and certain related parties, reported beneficial ownership of 3,058,566 Class A Shares.
(4)	Number of shares as of March, 2012.
(5)	Based on a Schedule 13G filed with the SEC, dated February 14, 2012, in which Ameriprise Financial, Inc. and certain related parties reported beneficial ownership of 2,524,209 Class A Shares.

In June 2006, Continental reduced its ownership of our total capital stock from 27.3% to 10.0%. In May 2008, Continental sold down its remaining shares in the public market.

On February 11, 2011, Ameriprise Financial, Inc. and certain related parties, filed a schedule 13G with the SEC in which they reported beneficial ownership of 2,781,337 Class A Shares, representing 8.5% of the Class A Shares. On February 14, 2012, they subsequently reported beneficial ownership of 2,524,209 Class A Shares, representing 7.6% of the Class A Shares.

On August 10, 2011, FMR, LLC. and certain related parties, filed a schedule 13G with the SEC in which they reported beneficial ownership of 3,731,364 Class A Shares, representing 11.3% of the Class A Shares. On February 14, 2012, they subsequently reported beneficial ownership of 3,058,566 Class A Shares, representing 9.3% of the Class A Shares.

On February 14, 2012, Tempus Quo Capital Management, LLC. and certain related parties, filed a schedule 13G with the SEC in which they reported benefical ownership of zero Class A Shares. They previously reported beneficial ownership of 1,912,323 Class A Shares, representing 5.9% of the Class A Shares, as of February 11, 2011.

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

The holders of more than 78% of the issued and outstanding stock of CIASA have entered into a shareholders’ agreement providing that the parties to the agreement will vote all of their shares in CIASA together as a group on all matters concerning CIASA’s holdings of Class B shares. Additionally, this shareholders’ agreement restricts transfers of CIASA shares to non-Panamanian nationals. Messrs. Stanley Motta and Alberto C. Motta Jr. together exercise effective control of CIASA. In March 2010, CIASA converted a portion of its Class B shares into 1.6 million non-voting New York Stock Exchange listed Class A shares and sold such Class A shares in a SEC registered public offering. As a result, CIASA’s ownership decreased from 29.2% to 25.1% of our capital stock. In the event CIASA seeks to reduce its ownership below 10% of our total share capital, our independent directors may decide to issue special voting shares solely to Panamanian nationals to maintain the ownership requirements mandated by the Panamanian Aviation Act.

The address of CIASA is Corporación de Inversiones Aéreas, S.A., c/o Compañía Panameña de Aviación, S.A., Boulevard Costa del Este, Avenida Principal y Avenida de la Rotonda, Urbanización Costa del Este, Complejo Business Park, Torre Norte, Parque Lefevre, Panama City, Panama.

It is not practicable for us to determine the number of Class A shares beneficially owned in the United States. As of March 30, 2012, we had 145 registered record holders of our Class A shares.

B. Related Party Transactions

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

Banco General, S.A.

We have a strong commercial banking relationship with Banco General, S.A., a Panamanian bank partially owned by our controlling shareholders. We have obtained financing from Banco General under short to medium-term financing arrangements for part of the commercial loan tranche of one of the Company’s Export-Import Bank facilities. We also maintain general lines of credit and time deposit accounts with Banco General Interest payments to Banco General totaled $0.05 million, $1.0 million, and $0.2 million in 2011, 2010, and 2009, respectively, and interest received from Banco General amounted to $ 1.2 million, $0.1 million and $0.4 million in 2011, 2010, and 2009, respectively. The outstanding debt balance at December 31 amounted to $ 0.7 million, $1.5 million, and $1.3 million in 2011, 2010, and 2009, respectively. These amounts are included in “Current maturities of long-term debt” and “Long-term debt” in the consolidated statement of financial position.

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

Petróleos Delta, S.A.

During 2005, we entered into a contract with Petróleos Delta, S.A. to supply our jet fuel needs. The price agreed to under this contract is based on the two week average of the U.S. Gulf Coast Waterborne Mean index plus local taxes, certain third-party handling charges and a handling charge to Delta. The contract has a one year term that automatically renews for one year periods unless terminated by one of the parties. While our controlling shareholders do not hold a controlling equity interest in Petróleos Delta, S.A., several of our directors are also board members of Petróleos Delta, S.A. Payments to Petróleos Delta totaled $283.2 million in 2011, $170.7 million in 2010, and $116.1 million in 2009.

Desarollo Inmobiliario del Este, S.A.

During January 2006, we moved into headquarters located six miles away from Tocumen International Airport. We lease five floors consisting of approximately 104,000 square feet of the building from Desarollo Inmobiliario del Este, S.A., an entity controlled by the same group of investors that controls CIASA, under a 10-year lease at a rate of $0.1 million per month, which we believe to be a market rate. Payments to Desarrollo Inmobiliario del Este, S.A. totaled $ 2.0 million, $2.0 million, and $2.0 million in 2011, 2010, and 2009, respectively.

Galindo, Arias & Lopez

Most of our legal work is carried out by the law firm Galindo, Arias & Lopez. Messrs. Jaime Arias and Ricardo Alberto Arias, partners of Galindo, Arias & Lopez, are indirect shareholders of CIASA and serve on our Board of Directors. Payments to Galindo, Arias & Lopez totaled $0.5 million, $0.6 million, and $0.4 million in 2011, 2010, and 2009, respectively.

Other Transactions

We also purchase most of the alcohol and some of the other beverages served on our aircraft from Motta Internacional, S.A. and Global Brands, S.A., both of which are controlled by our controlling shareholders. We do not have any formal contracts for these purchases, but pay wholesale prices based on price lists periodically submitted by those importers. We paid approximately $0.9 million in 2011, $0.8 million in 2010, and $0.6 million in 2009 in these entities.

Our telecommunications services have been provided by Telecarrier. Some of the controlling shareholders of CIASA have a controlling interest in Telecarrier. Payments to Telecarrier totaled $0.8 million in 2010 and $0.9 million in 2009.

The advertising agency that we use in Panama is Rogelio Diaz Publicidad (RD Nexos), formerly owned by the brother -in-law of our chief executive officer and where his brother has a minority stake. Gross invoices for all services performed through RD Nexos totaled $0.3 million, $0.6 million and $1.0 million in 2011, 2010, and 2009, respectively.

We have received services from Call Center Corporation, a call center that operates one of Copa’s reservations and sales services and handles calls from Panama as well as to most other countries to which Copa flies. One of our directors, Joseph Fidanque III, is one of the owners of this call center. Payments to Call Center Corporation totaled $2.6 million in 2011, $3.9 million in 2010, and $3.3 million in 2009.

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

Effective May 4, 2011, our dividend policy allows the Board of Directors to provide our shareholders with a dividend payment in an amount ranging up to 30% of our annual consolidated net income to be declared at our annual shareholders’ meeting and paid shortly thereafter. Our Board of Directors may, in its sole discretion and for any reason, amend or discontinue the dividend policy. Our Board of Directors may change the level of dividends provided for in this dividend policy or entirely discontinue the payment of dividends. Future dividends with respect to shares of our common stock, if any, will depend on, among other things, our results of operations, cash requirements, financial condition, contractual restrictions, business opportunities, provisions of applicable law and other factors that our Board of Directors may deem relevant.

On May 4, 2011, our Board of Directors declared an annual dividend of $1.64 per share payable June 15, 2011 to shareholders of record as of May 31, 2011 which represented an aggregate dividend payment of $72 million. On May 5, 2010, our Board of Directors declared an annual dividend of $1.09 per share payable June 15, 2010 to shareholders of record as of May 31, 2010 which represented an aggregate dividend payment of $47.9 million. On May 6, 2009, our Board of Directors declared an annual dividend of $0.37 per share payable June 15, 2009 to shareholders of record as of May 30, 2009 which represented an aggregate dividend payment of $16.3 million. On May 7, 2008, our Board of Directors declared an annual dividend of $0.37 per share payable June 15, 2008 to shareholders of record as of May 30, 2008 which represented an aggregate dividend payment of $16.2 million.

B. Significant Changes

None

Item 9.	The Offer and Listing

A. Offer and Listing Details

Our Class A shares have been listed on the New York Stock Exchange, or NYSE, under the symbol “CPA” since December 14, 2005. The following table sets forth, for the periods indicated, the high and low prices for the Class A shares on the NYSE for the periods indicated.

	Low	High
2006
Annual	20.31	49.05

2007
Annual	30.25	73.33

2008
Annual	18.00	43.64

2009
Annual	20.36	56.78

2010
Annual	42.60	63.08

First quarter	47.76	61.74

Second quarter	43.56	63.08

Third quarter	42.60	55.95

Fourth quarter	46.97	59.06

2011
Annual	49.54	72.86

First quarter	49.54	59.92

Second quarter	51.89	68.44

Third quarter	59.42	72.86

Fourth quarter	55.80	71.99

2012
First Quarter	58.58	80.31

Last Six Months
October 2011	55.80	71.37

November 2011	58.30	71.99

December 2011	57.57	66.89

January 2012	58.58	68.39

February 2012	67.37	77.80

March 2012	70.95	80.31

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

B. Articles of Incorporation

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

Objects and Purposes

Copa Holdings is principally engaged in the investment in airlines and aviation-related companies and ventures, although our Articles of Incorporation grant us general powers to engage in any other lawful business, whether or not related to any of the specific purposes set forth in the Articles of Incorporation (See Article 2 of the Company’s Articles of Incorporation).

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

Common Stock

Our authorized capital stock consists of 80 million shares of common stock without par value, divided into Class A shares, Class B shares and Class C shares. As of December 31, 2011, we had 32,957,763 Class A shares issued, 10,938,125 Class B shares issued and outstanding, and no Class C shares outstanding. Class A and Class B shares have the same economic rights and privileges, including the right to receive dividends, except as described in this section.

Class A Shares

The holders of the Class A shares are not entitled to vote at our shareholders’ meetings, except in connection with the following specific matters:

•	a transformation of Copa Holdings into another corporate type;

•	a merger, consolidation or spin-off of Copa Holdings;

•	a change of corporate purpose;

•	voluntarily delisting Class A shares from the NYSE;

•	approving the nomination of Independent Directors nominated by our board of director’s Nominating and Corporate Governance Committee; and

•	any amendment to the foregoing special voting provisions adversely affecting the rights and privileges of the Class A shares.

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

Tag-along Rights

Our Board of Directors shall refuse to register any transfer of shares in which CIASA proposes to sell Class B shares pursuant to a sale at a price per share that is greater than the average public trading price per share of the Class A shares for the preceding 30 days to an unrelated third party that would, after giving effect to such sale, have the right to elect a majority of the Board of Directors and direct our management and policies, unless the proposed purchaser agrees to make, as promptly as possible, a public offer for the purchase of all outstanding Class A shares and Class B shares at a price per share equal to the price per share paid for the shares being sold by CIASA. While our Articles of Incorporation provide limited rights to holders of our Class A shares to sell their shares at the same price as CIASA in the event that a sale of Class B shares by CIASA results in the purchaser having the right to elect a majority of our board, there are other change of control transactions in which holders of our Class A shares would not have the right to participate, including the sale of interests by a party that had previously acquired Class B shares from CIASA, the sale of interests by another party in conjunction with a sale by CIASA, the sale by CIASA of control to more than one party, or the sale of controlling interests in CIASA itself.

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

Dividends

The payment of dividends on our shares is subject to the discretion of our Board of Directors. Under Panamanian law, we may pay dividends only out of retained earnings and capital surplus. Our Articles of Incorporation provide that all dividends declared by our Board of Directors will be paid equally with respect to all of the Class A and Class B shares. Our Board of Directors has adopted a dividend policy that provides for the payment of annual dividends, which amounts up to 30% of our annual consolidated net income to Class A and Class B shareholders. Our Board of Directors may, in its sole discretion and for any reason, amend or discontinue the dividend policy. Our Board of Directors may change the level of dividends provided for in this dividend policy or entirely discontinue the payment of dividends.

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

Terms. Panamanian law does not set limits on the length of the terms that a director may serve. Staggered terms are allowed but not required.	Terms. The Delaware General Corporation Law generally provides for a one-year term for directors. However, the directorships may be divided into up to three classes with up to three-year terms, with the years for each class expiring in different years, if permitted by the articles of incorporation, an initial by-law or a by-law adopted by the shareholders.

Number. The board of directors must consist of a minimum of three members, which could be natural persons or legal entities.	Number. The board of directors must consist of a minimum of one member.

Authority to take Actions. In general, a simple majority of the board of directors is necessary and sufficient to take any action on behalf of the board of directors.	Authority to take Actions. The articles of incorporation or by-laws can establish certain actions that require the approval of more than a majority of directors.

Shareholder Meetings and Voting Rights

Quorum. The quorum for shareholder meetings must be set by the articles of incorporation or the by-laws. If the articles of incorporation and the notice for a given meeting so provide, if quorum is not met a new meeting can be immediately called and quorum shall consist of those present at such new meeting.	Quorum. For stock corporations, the articles of incorporation or bylaws may specify the number to constitute a quorum but in no event shall a quorum consist of less than one-third of shares entitled to vote at a meeting. In the absence of such specifications, a majority of shares entitled to vote shall constitute a quorum.

Action by Written Consent. Panamanian law does not permit shareholder action without formally calling a meeting.	Action by Written Consent. Unless otherwise provided in the articles of incorporation, any action required or permitted to be taken at any annual meeting or special meeting of stockholders of a corporation may be taken without a meeting, without prior notice and without a vote, if a consent or consents in writing, setting forth the action to be so taken, is signed by the holders of outstanding shares having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and noted.

Panama	Delaware
Other Shareholder Rights

Shareholder Proposals. Shareholders representing 5% of the issued and outstanding capital of the corporation have the right to require a judge to call a general shareholders’ meeting and to propose the matters for vote.	Shareholder Proposals. Delaware law does not specifically grant shareholders the right to bring business before an annual or special meeting. If a Delaware corporation is subject to the SEC’s proxy rules, a shareholder who has continuously owned at least $2,000 in market value, or 1% of the corporation’s securities entitled to vote for at least one year, may propose a matter for a vote at an annual or special meeting in accordance with those rules.

Appraisal Rights. Shareholders of Panamanian corporation do not have the right to demand payment in cash of the judicially determined fair value of their shares in connection with a merger or consolidation involving the corporation. Nevertheless, in a merger, the majority of shareholders could approve the total or partial distribution of cash, instead of shares, of the surviving entity.	Appraisal Rights. Delaware law affords shareholders in certain cases the right to demand payment in cash of the judicially-determined fair value of their shares in connection with a merger or consolidation involving their corporation. However, no appraisal rights are available if, among other things and subject to certain exceptions, such shares were listed on a national securities exchange or such shares were held of record by more than 2,000 holders.

Shareholder Derivative Actions. Any shareholder, with the consent of the majority of the shareholders, can sue on behalf of the corporation, the directors of the corporation for a breach of their duties of care and loyalty to the corporation or a violation of the law, the articles of incorporation or the by-laws.	Shareholder Derivative Actions. Subject to certain requirements that a shareholder make prior demand on the board of directors or have an excuse not to make such demand, a shareholder may bring a derivative action on behalf of the corporation to enforce the rights of the corporation against officers, directors and third parties. An individual may also commence a class action suit on behalf of himself and other similarly-situated stockholders if the requirements for maintaining a class action under the Delaware General Corporation Law have been met. Subject to equitable principles, a three-year period of limitations generally applies to such shareholder suits against officers and directors.

Inspection of Corporate Records. Shareholders representing at least 5% of the issued and outstanding shares of the corporation have the right to require a judge to appoint an independent auditor to examine the corporate accounting books, the background of the company’s incorporation or its operation.	Inspection of Corporate Records. A shareholder may inspect or obtain copies of a corporation’s shareholder list and its other books and records for any purpose reasonably related to a person’s interest as a shareholder.

Panama	Delaware
Anti-takeover Provisions

Panamanian corporations may include in their articles of incorporation or by-laws classified board and super-majority provisions.	Delaware corporations may have a classified board, super-majority voting and shareholders’ rights plan.

Panamanian corporation law’s anti-takeover provisions apply only to companies that are:

(1) registered with the SMV for a period of six months before the public offering,

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

If the board of directors believes that the statement does not contain all required information or that the statement is inaccurate, the board of directors must send the statement to the SMV within 45 days from the buyer’s initial delivery of the statement to the SMV. The SMV may then hold a public hearing to determine if the information is accurate and complete and if the buyer has complied with the legal requirements. The SMV may also start an inquiry into the case, having the power to decide whether or not the offer may be made.

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

Services Agreement between UAL and Copa Airlines. Under the services agreement, both parties agree to provide to each other certain services over the course of the agreement at the providing carrier’s incremental cost,subject to certain limitations. Services covered under the agreement include consolidating purchasing power for equipment purchases and insurance coverage, sharing management information systems, pooling maintenance programs and inventory management, joint training and employee exchanges, sharing the benefits of other purchase contracts for goods and services, telecommunications and other services. Other than by expiration as described above, the agreement is also terminable by a party in cases of, among other things, uncured material breaches of the alliance agreement by the other party, bankruptcy of the other party, termination of the services agreement for breach by the other party, termination of the frequent flyer participation agreement without entering into a successor agreement by the other party or certain changes of control of either of the parties and certain significant operational service failures by the other airline.

Frequent Flyer Participation Agreement between UAL and Copa Airlines. Under the frequent flyer participation agreement, we participate in Continental’s OnePass (now UAL’s MileagePlus) frequent flyer global program and on a co-branded basis in Latin America. Customers in the program receive credit for flying on segments operated by us, which can be redeemed for award travel on flights and those of other partner airlines. The agreement also governs joint marketing agreements under the program, settlement procedures between the airlines and revenue-sharing under bank card affinity relationships. Further, if the services agreement is terminated or expires, the compensation structure of the frequent flyer program will be revised to be comparable to other of UAL’s frequent flyer relationships. We also have the right under the agreement to participate on similar terms in any successor program operated by UAL. Other than by expiration as described above, the agreement is also terminable by a party in cases of, among other things, uncured material breaches of the alliance agreement by the other party, bankruptcy of the other party, termination of the services agreement for breach by the other party, termination of the frequent flyer participation agreement without entering into a successor agreement by the other airline, certain changes of control of either of the parties and certain significant operational service failures by the other party.

Trademark License Agreement between UAL and Copa Airlines. Under the trademark license agreement, Copa has the right to use a logo incorporating a globe design that is similar to the globe design of UAL’s logo. Copa also has the right to use UAL’s trade dress, aircraft livery and certain other UAL marks under the agreement that allow us to more closely align our overall product with our alliance partner. The trademark license agreement is conterminous with the alliance agreement and can also be terminated for breach. In most cases, we will have a period of five years after termination to cease to use the marks on our aircraft, with less time provided for signage and other uses of the marks or in cases where the agreement is terminated for a breach by us.

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

Engine Services Agreement between GE Engine Services, LLC. and Copa Holdings, S.A.

On May 22, 2011, we entered into a Rate per Engine Flight Hour Engine Services Agreement with GE Engine Services, LLC. pursuant to which GE shall be the exclusive provider of maintenance, repair and overhaul services to our aircraft engines. Most maintenance services are performed at a certain rate per engine flight hour incurred by our engines. These rates were set based on our predicated operating parameters and shall be adjusted in case of variation of those parameters. Unless terminated, this agreement will continue through September 30, 2022 and may be renewed upon the parties’ mutual agreement. Either party may terminate the agreement in the event of the insolvency of the other party or, upon a material breach by the other party which remains uncured. Any material breach by us of this agreement could, at the option of GE, trigger a cross-default of all our other contracts with GE. GE may also terminate this agreement if the number of engines covered decreases below the prescribed minimum.

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

Passive Foreign Investment Company

We do not believe that we are a passive foreign investment company (a “PFIC”) for United States federal income tax purposes (or that we were one in 2011), and we expect to operate in such a manner so as not to become a PFIC. If, however, we are or become a PFIC, you could be subject to additional United States federal income taxes on gain recognized with respect to the Class A shares and on certain distributions, plus an interest charge on certain taxes treated as having been deferred under the PFIC rules. Further, non-corporate United States Holders will not be eligible for reduced rates of taxation on any dividends received from us in taxable years beginning prior to January 1, 2013, if we are a PFIC in the taxable year in which such dividends are paid or the preceding taxable year.

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

Taxation of dividends

Dividends paid by a corporation duly licensed to do business in Panama, whether in the form of cash, stock or other property, are subject to a 10% withholding tax on the portion attributable to Panamanian sourced income, and a 5% withholding tax on the portion attributable to foreign sourced income. Dividends paid by a holding company which correspond to dividends received from its subsidiaries for which the dividend tax was previously paid, are not subject to any further withholding tax under Panamanian law. Therefore, distributions on the Class A shares would not be subject to withholding tax to the extent that said distributions are attributable to dividends received from any of our subsidiaries for which the dividend tax was previously paid.

Taxation of capital gains

As long as the Class A shares are registered with the SMV and are sold through an organized market, Panamanian taxes on capital gains will not apply either to Panamanians or other countries’ nationals. We have registered the Class A shares, with both the New York Stock Exchange and the SMV.

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

Item 11. Quantitative and Qualitative Disclosures about Market Risk

The risks inherent in our business are the potential losses arising from adverse changes to the price of fuel, interest rates and the U.S. dollar exchange rate. Please also refer to note 26 of our financial statements.

Aircraft Fuel. Our results of operations are affected by changes in the price and availability of aircraft fuel. To manage the price risk, we use crude oil swap agreements. Market risk is estimated as a hypothetical 10% increase in the December 31, 2011 cost per gallon of fuel. Based on projected 2012 fuel consumption, such an increase would result in an increase to aircraft fuel expense of approximately $64.7 million in 2012, not taking into account our derivative contracts. We have hedged approximately 20% and 10% of our anticipated fuel needs for 2012 and 2013, respectively. We may enter into additional hedging agreements in the future to reduce volatility of our fuel expenses.

Interest. Our earnings are affected by changes in interest rates due to the impact those changes have on interest expense from variable-rate debt instruments and operating leases and on interest income generated from our cash and investment balances. If interest rates average 10% more in 2012 than they did during 2011, our interest expense would increase by approximately $0.1 million and the fair value of our debt would decrease by approximately $1.0 million. If interest rates average 10% less in 2012 than they did in 2011, our interest income from marketable securities would decrease by approximately $0.7 million and the fair value of our debt would increase by approximately $1.0 million. These amounts are determined by considering the impact of the hypothetical interest rates on our variable-rate debt and marketable securities equivalent balances at December 31, 2011.

Foreign Currencies. The majority of our obligations are denominated in U.S. dollars. Since Panama uses the U.S. dollar as legal tender, the majority of our operating expenses are also denominated in U.S. dollars. Our foreign exchange risk is limited as approximately 40% of our revenues are in U.S. dollars. While a significant part of our revenues are in foreign currency, no single currency represented more than 12% of our operating revenues in 2011, except for the Colombian Peso which represented 16.2%. Generally, our exposure to most of these foreign currencies, with the exception of the Venezuelan Bolivar, is limited to the period of up to two weeks between the completion of a sale and the conversion to U.S. dollars. As of February 29, 2012 we had a cash balance of $86.1 million in Venezuela. The Colombian Peso is the functional currency of Copa Colombia, and therefore any revenue exposure is mitigated by the operating expenses, which we also denominate in Colombian Peso.

2011 Revenues and Expenses Breakdown by Currency

	Revenue	Expense
Argentinean Peso	7.6%	2.4%
Brazilian Real	11.4%	6.3%
Chilean Peso	3.6%	1.5%
Colombian Peso	16.2%	10.1%
Costa Rican Colon	1.8%	0.9%
Mexican Peso	3.2%	2.0%
U.S. Dollar	40.3%	68.3%
Venezuelan Bolivar Fuerte	7.7%	3.4%
Other(1)	8.1%	5.0%

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

Part II

Item 13. Defaults, Dividend Arrearages and Delinquencies

None

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

None

Item 15. Controls and Procedures

Disclosure controls and procedures

Disclosure controls and procedures are designed to ensure that information required to be disclosed by the Company in reports filed or submitted under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms. We carried out an evaluation under the supervision of our management, including our chief executive officer and chief financial officer, of the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2011. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control over Financial Reporting

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

Management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2011. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control—Integrated Framework. Based on this assessment, management believes that, as of December 31, 2011, the Company’s internal control over financial reporting is effective based on those criteria.

The effectiveness of our internal controls over financial reporting as of December 31, 2011 has been audited by Ernst & Young, the independent registered public accounting firm who also audited the Company’s consolidated financial statements. Ernst & Young’s attestation report on the effectiveness of the Company’s internal controls over financial reporting is included herein.

Changes in internal control over financial reporting

During 2011, Management identified an adjustment and concluded that the Company’s previously issued financial statements for the year ended December 31, 2010 should be restated. The effects of the restatement are discussed in Note 3, Prior Period Correction, of the Notes to the Consolidated Financial Statements included in this Annual Report.

As a result of this error, Management evaluated the Company’s consolidation procedures and enhanced control’s over the financial statements consolidation process. Based on these enhancements, Management has concluded the related internal controls are effective as of December 31, 2011.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The Board of Directors and Shareholders

COPA HOLDINGS, S.A.

We have audited Copa Holdings, S.A. (the “Company”) and its subsidiaries’ internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Copa Holdings, S.A. and its subsidiaries’ management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s report. Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit.

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

In our opinion, Copa Holdings, S.A. and its subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated statements of financial position of Copa Holdings, S.A. and its subsidiaries as of December 31, 2011 and 2010 and the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2011 and our report dated April 13, 2012 expressed an unqualified opinion thereon.

/s/ Ernst & Young

April 13, 2012

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

Item 16C. Principal Accountant Fees and Services

The following table sets forth by category of service the total fees for services performed by our independent auditors Ernst & Young during the fiscal years ended December 31, 2011, 2010, and 2009:

	2011	2010	2009
Audit Fees	$668,000	$662,000	$715,000
Audit-Related Fees	—	—	—
Tax Fees	$2,850	—	—
All Other Fees	—	$205,000	$538,991
Total	$670,850	$867,000	$1,253,991

Audit Fees

Audit fees for 2011, 2010, and 2009 included the audit of our annual financial statements and internal controls, the review of our quarterly reports.

Audit-Related Fees

There were no audit-related fees for 2011, 2010, and 2009.

Tax Fees

For 2011, there were $2,850 related to tax fees. There were no tax fees for 2010 and 2009.

All Other Fees

Other fees for 2011, 2010, and 2009 included amounts paid for permitted consulting services performed by Ernst & Young and pre-approved by our audit committee.

Pre-Approval Policies and Procedures

Our audit committee approves all audit, audit-related services, tax services and other services provided by Ernst & Young. Any services provided by Ernst & Young that are not specifically included within the scope of the audit must be pre-approved by the audit committee in advance of any engagement. Pursuant to Rule 2-01 of Regulation S-X, audit committees are permitted to approve certain fees for audit-related services, tax services and other services pursuant to a de minimis exception prior to the completion of an audit engagement. In 2011, none of the fees paid to Ernst & Young were approved pursuant to the de minimis exception.

Item 16D. Exemptions from the Listing Standards for Audit Committees

None

Item 16E. Purchase of Equity Securities by the Issuer and Affiliated Purchasers

None

Item 16F. Changes in Registrant’s Certifying Accountant

None

Item 16G. Corporate Governance

Companies that are registered in Panama are required to disclose whether or not they comply with certain corporate governance guidelines and principles that are recommended by the Superintendence of the Securities Market (Superintendencia del Mercado de Valores, or SMV). Statements below referring to Panamanian governance standards reflect these voluntary guidelines set by the SMV rather than legal requirements or standard national practices. Our Class A shares are registered with the SMV, and we comply with the SMV’s disclosure requirements.

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

Executive Sessions. Non-management

directors must meet regularly in

executive sessions without management.

Independent directors should meet alone

in an executive session at least once a

year. §303A.03

There are no mandatory requirements under Panamanian law that a company should hold, and we currently do not hold, such executive sessions.

NYSE Standards	Our Corporate Governance Practice

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

Compensation committee. Compensation

committee of independent directors is required, which must approve or make a recommendation to the board regarding executive officer compensation. The committee must have a charter specifying the purpose, duties and evaluation procedures of the committee. §303A.05

Panamanian corporate governance standards recommend that the compensation of executives and directors be overseen by the nominating committee but do not otherwise address the need for a compensation committee.

While we maintain a compensation committee that operates under a charter as described by the NYSE governance standards, currently only one of the members of that committee is independent.

Equity compensation plans. Equity compensation plans require shareholder approval, subject to limited exemptions.	Under Panamanian law, shareholder approval is not required for equity compensation plans.

Code of Ethics. Corporate governance guidelines and a code of business conduct and ethics is required, with disclosure of any waiver for directors or executive officers. §303A.10

Panamanian corporate governance standards do not require the adoption of specific guidelines as contemplated by the NYSE standards, although they do require that companies disclose differences between their practices and a list of specified practices recommended by the SMV.

We have not adopted a set of corporate governance guidelines as contemplated by the NYSE, although we will be required to comply with the disclosure requirement of the SMV.

Panamanian corporate governance standards recommend that registered companies adopt a code of ethics covering such topics as its ethical and moral principles, how to address conflicts of interest, the appropriate use of resources, obligations to inform of acts of corruption and mechanism to enforce the compliance with established rules of conduct.

PART III

Item 17. Financial Statements

See “Item 18. Financial Statements”

Item 18. Financial Statements

See our consolidated financial statements beginning on page F-1.

Item 19. Exhibits

3.1(2)	English translation of the Articles of Incorporation (Pacto Social) of the Registrant

10.1(2)†	Aircraft Lease Agreement, dated as of October 1, 1998, between First Security Bank and Compañía Panameña de Aviación, S.A., in respect of Boeing Model 737-71Q Aircraft, Serial No. 29047

10.1(5)	Supplemental Agreement dated as of May 13, 2008 by and among Copa Holdings, S.A. Corporation de Inversiones Aereas, S.A. and Continental Airlines, Inc.

10.2(2)†	Letter Agreement dated as of November 6, 1998 amending Aircraft Lease Agreement, dated October 1, 1998, between First Security Bank and Compañía Panameña de Aviación, S.A., in respect of One Boeing Model 737-71Q Aircraft, Manufacturer’s Serial No. 29047

10.3(2)†	Aircraft Lease Amendment Agreement dated as of May 21, 2003 to Aircraft Lease Agreement, dated October 1, 1998, between First Security Bank and Compañía Panameña de Aviación, S.A., in respect of Boeing Model 737-71Q Aircraft, Serial No. 29047

10.4(2)†	Aircraft Lease Agreement, dated as of October 1, 1998, between First Security Bank and Compañía Panameña de Aviación, S.A., in respect of Boeing Model 737-71Q Aircraft, Serial No. 29048

10.5(2)†	Letter Agreement dated as of November 6, 1998 amending Aircraft Lease Agreement, dated as of October 1, 1998, between First Security Bank and Compañía Panameña de Aviación, S.A., in respect of Boeing Model 737-71Q Aircraft, Serial No. 29048

10.6(2)†	Aircraft Lease Amendment Agreement dated as of May 21, 2003 to Aircraft Lease Agreement, dated October 1, 1998, between First Security Bank and Compañía Panameña de Aviación, S.A., in respect of Boeing Model 737-71Q Aircraft, Serial No. 29048

10.7(2)†	Aircraft Lease Agreement, dated as of November 18, 1998, between Aviation Financial Services Inc. and Compañía Panameña de Aviación, S.A., Boeing Model 737-700 Aircraft, Serial No. 28607

10.8(2)†	Letter Agreement No. 1 dated as of November 18, 1998 to Aircraft Lease Agreement, dated November 18, 1998, between Aviation Financial Services Inc. and Compañía Panameña de Aviación, S.A., Boeing Model 737-700 Aircraft, Serial No. 28607

10.9(2)†	Letter Agreement No. 2 dated as of March 8, 1999 to Aircraft Lease Agreement, dated November 18, 1998, between Aviation Financial Services Inc. and Compañía Panameña de Aviación, S.A., Boeing Model 737-700 Aircraft, Serial No. 28607

10.10(2)†	Lease Extension and Amendment Agreement dated as of April 30, 2003, to Aircraft Lease Agreement, dated November 18, 1998, between Aviation Financial Services Inc. and Compañía Panameña de Aviación, S.A., Boeing Model 737-700 Aircraft, Serial No. 28607

10.11(2)†	Aircraft Lease Agreement, dated as of November 18, 1998, between Aviation Financial Services Inc. and Compañía Panameña de Aviación, S.A., Boeing Model 737-700 Aircraft, Serial No. 30049

10.12(2)†	Letter Agreement No. 1 dated as of November 18, 1998 to Aircraft Lease Agreement, dated November 18, 1998, between Aviation Financial Services Inc. and Compañía Panameña de Aviación, S.A., Boeing Model 737-700 Aircraft, Serial No. 30049

10.13(2)†	Letter Agreement No. 2 dated as of March 8, 1999 to Aircraft Lease Agreement, dated November 18, 1998, between Aviation Financial Services Inc. and Compañía Panameña de Aviación, S.A., Boeing Model 737-700 Aircraft, Serial No. 30049

10.14(2)†	Lease Extension and Amendment Agreement dated as of April 30, 2003, to Aircraft Lease Agreement, dated November 18, 1998, between Aviation Financial Services Inc. and Compañía Panameña de Aviación, S.A., Boeing Model 737-700 Aircraft, Serial No. 30049

10.15(2)†	Aircraft Lease Agreement, dated as of November 30, 2003, between International Lease Finance Corporation and Compañía Panameña de Aviación, S.A., New B737-700 or 800, Serial No. 30676

10.16(2)†	Aircraft Lease Agreement, dated as of March 4, 2004, between International Lease Finance Corporation and Compañía Panameña de Aviación, S.A., New B737-700 or 800, Serial No. 32800

10.17(2)†	Aircraft Lease Agreement dated as of December 23, 2004, between Wells Fargo Bank Northwest, N.A. and Compañía Panameña de Aviación, S.A., in respect of Boeing B737-800 Aircraft, Serial No. 29670

10.18(2)†	Embraer 190LR Purchase Agreement DCT-006/2003 dated as of May 2003 between Embraer— Empresa Brasileira de Aeronáutica S.A. and Regional Aircraft Holdings Ltd.

10.19(2)†	Letter Agreement DCT-007/2003 between Embraer—Empresa Brasileira de Aeronáutica S.A. and Regional Aircraft Holdings Ltd., relating to Purchase Agreement DCT-006/2003

10.20(2)†	Letter Agreement DCT-008/2003 between Embraer—Empresa Brasileira de Aeronáutica S.A. and Regional Aircraft Holdings Ltd., relating to Purchase Agreement DCT-006/2003

10.21(2)	Aircraft General Terms Agreement, dated November 25, 1998, between The Boeing Company and Copa Holdings, S.A.

10.22(2)†	Purchase Agreement Number 2191, dated November 25, 1998, between The Boeing Company and Copa Holdings, S.A., Inc. relating to Boeing Model 737-7V3 & 737-8V3 Aircraft

10.23(2)†	Supplemental Agreement No. 1 dated as of June 29, 2001 to Purchase Agreement Number 2191 between The Boeing Company and Copa Holdings, S.A.

10.24(2)†	Supplemental Agreement No. 2 dated as of December 21, 2001 to Purchase Agreement Number 2191 between The Boeing Company and Copa Holdings, S.A.

10.25(2)†	Supplemental Agreement No. 3 dated as of June 14, 2002 to Purchase Agreement Number 2191 between The Boeing Company and Copa Holdings, S.A.

10.26(2)†	Supplemental Agreement No. 4 dated as of December 20, 2002 to Purchase Agreement Number 2191 between The Boeing Company and Copa Holdings, S.A.

10.27(2)†	Supplemental Agreement No. 5 dated as of October 31, 2003 to Purchase Agreement Number 2191 between The Boeing Company and Copa Holdings, S.A.

10.28(2)†	Supplemental Agreement No. 6 dated as of September 9, 2004 to Purchase Agreement Number 2191 between The Boeing Company and Copa Holdings, S.A.

10.29(2)†	Supplemental Agreement No. 7 dated as of December 9, 2004 to Purchase Agreement Number 2191 between The Boeing Company and Copa Holdings, S.A.

10.30(2)†	Supplemental Agreement No. 8 dated as of April 15, 2005 to Purchase Agreement Number 2191 between The Boeing Company and Copa Holdings, S.A.

10.31(2)†	Maintenance Cost per Hour Engine Service Agreement, dated March 5, 2003, between G.E. Engine Services, Inc. and Copa Holdings, S.A.

10.32(2)†	English translation of Aviation Fuel Supply Agreement, dated July 18, 2005, between Petróleos Delta, S.A. and Compañía Panameña de Aviación, S.A.

10.33(2)†	Form of Amended and Restated Alliance Agreement between Continental Airlines, Inc. and Compañía Panameña de Aviación, S.A.

10.34(2)	Form of Amended and Restated Services Agreement between Continental Airlines, Inc. and Compañía Panameña de Aviación, S.A.

10.35(1)	Form of Second Amended and Restated Shareholders’ Agreement among Copa Holdings, S.A., Corporación de Inversiones Aéreas, S.A. and Continental Airlines, Inc.

10.36(2)	Form of Guaranteed Loan Agreement

10.37(1)	Form of Amended and Restated Registration Rights Agreement among Copa Holdings, S.A., Corporación de Inversiones Aéreas, S.A. and Continental Airlines, Inc.

10.38(2)	Form of Copa Holdings, S.A. 2005 Stock Incentive Plan

10.39(2)	Form of Copa Holdings, S.A. Restricted Stock Award Agreement

10.40(2)	Form of Indemnification Agreement with the Registrant’s directors

10.41(2)	Form of Amended and Restated Trademark License Agreement between Continental Airlines, Inc. and Compañía Panameña de Aviación, S.A.

10.42(1)†	Embraer 190 Purchase Agreement COM 0028-06 dated February 2006 between Embraer—Empresa Brasileira de Aeronáutica S.A. and Copa Holdings, S.A. relating to Embraer 190LR aircraft

10.43(1)†	Letter Agreement COM 0029-06 to the Embraer Agreement dated February 2006 between Embraer—Empresa Brasileira de Aeronáutica S.A. and Copa Holdings, S.A. relating to Embraer 190LR aircraft

10.44(1)†	Supplemental Agreement No. 9 dated as of March 16, 2006 to the Boeing Purchase Agreement Number 2191 dated November 25, 1998 between the Boeing Company and Copa Holdings, S.A.

10.45(1)†	Supplemental Agreement No. 10 dated as of May 8, 2006 to the Boeing Purchase Agreement Number 2191 dated November 25, 1998 between the Boeing Company and Copa Holdings, S.A.

10.44(3)†	Supplemental Agreement No. 11 dated as of August 30, 2006 to the Boeing Purchase Agreement Number 2191 dated November 25, 1998 between the Boeing Company and Copa Holdings, S.A.

10.45(3)†	Supplemental Agreement No. 12 dated as of February 26, 2007 to the Boeing Purchase Agreement Number 2191 dated November 25, 1998 between the Boeing Company and Copa Holdings, S.A.

10.46(3)†	Supplemental Agreement No. 13 dated as of April 23, 2007 to the Boeing Purchase Agreement Number 2191 dated November 25, 1998 between the Boeing Company and Copa Holdings, S.A.

10.47(4)†	Supplemental Agreement No. 14 dated as of August 31, 2007 to the Boeing Purchase Agreement Number 2191 dated November 25, 1998 between the Boeing Company and Copa Holdings, S.A.

10.48(4)†	Supplemental Agreement No. 15 dated as of February 21, 2008 to the Boeing Purchase Agreement Number 2191 dated November 25, 1998 between the Boeing Company and Copa Holdings, S.A.

10.49(6)†	Supplemental Agreement No. 16 dated as of June 30, 2008 to the Boeing Purchase Agreement Number 2191 dated November 25, 1998 between the Boeing Company and Copa Holdings, S.A.

10.50(6)†	Supplemental Agreement No. 17 dated as of December 15, 2008 to the Boeing Purchase Agreement Number 2191 dated November 25, 1998 between the Boeing Company and Copa Holdings, S.A.

10.51(7)†	Supplemental Agreement No. 18 dated as of July 15, 2009 to the Boeing Purchase Agreement Number 2191 dated November 25, 1998 between the Boeing Company and Copa Holdings, S.A

10.52(7)†	Supplemental Agreement No. 19 dated as of August 31, 2009 to the Boeing Purchase Agreement Number 2191 dated November 25, 1998 between the Boeing Company and Copa Holdings, S.A

10.53(7)†	Supplemental Agreement No. 20 dated as of November 19, 2009 to the Boeing Purchase Agreement Number 2191 dated November 25, 1998 between the Boeing Company and Copa Holdings, S.A

10.54(8)†	Supplemental Agreement No. 21 dated as of May 28, 2010 to the Boeing Purchase Agreement Number 2191 dated November 25, 1998 between the Boeing Company and Copa Holdings, S.A

10.55(8)†	Supplemental Agreement No. 22 dated as of September 24, 2010 to the Boeing Purchase Agreement Number 2191 dated November 25, 1998 between the Boeing Company and Copa Holdings, S.A

10.56(8)†	Supplemental Agreement No. 23 dated as of October, 2010 to the Boeing Purchase Agreement Number 2191 dated November 25, 1998 between the Boeing Company and Copa Holdings, S.A

10.57††	On Pointsm Solutions Rate per Engine Flight Hour Service Agreement dated as of May 22, 2011 between GE Engine Services, LLC., Copa Holdings, S.A., and Lease Management Services, LLC.

12.1	Certification of the Chief Executive Officer, pursuant to Rules 13a-14 and 15d-14 under the Securities Exchange Act of 1934.

12.2	Certification of the Chief Financial Officer, pursuant to Rules 13a-14 and 15d-14 under the Securities Exchange Act of 1934.

13.1	Certification of Chief Executive Officer, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2	Certification of the Chief Financial Officer, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

21.1(2)	Subsidiaries of the Registrant

(1)	Previously filed with the SEC as an exhibit and incorporated by reference from our Registration Statement on Form F-1, filed June 15, 2006, File No. 333-135031.

(2)	Previously filed with the SEC as an exhibit and incorporated by reference from our Registration Statement on Form F-1, filed November 28, 2005, as amended on December 1, 2005 and December 13, 2005, File No. 333-129967.

(3)	Previously filed with the SEC as an exhibit and incorporated by reference from our Annual Report on Form 20-F, filed July 2, 2007, File No. 001-07956031.

(4)	Previously filed with the SEC as an exhibit and incorporated by reference from our Annual Report on Form 20-F, filed May 9, 2008, File No. 001-08818238.

(5)	Previously filed with the SEC as an exhibit and incorporated by reference from our Registration Statement on Form F-3, filed May 13, 2008, File No. 333-150882

(6)	Previously filed with the SEC as an exhibit and incorporated by reference from our Annual Report on Form 20-F, filed May 6, 2009, File No. 001-09801609.

(7)	Previously filed with the SEC as an exhibit and incorporated by reference from our Annual Report on Form 20-F, filed March 16, 2010, File No. 001-10686910

(8)	Previously filed with the SEC as an exhibit and incorporated by reference from our Annual Report on Form 20-F, filed May 17, 2011, as amended on December 22, 2011, File No. 001-111276555

†	The Registrant was granted confidential treatment for portions of this exhibit.

††	The Registrant has requested confidential treatment for portions of this exhibit.

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

COPA HOLDINGS, S.A.

By:	/s/ Pedro Heilbron
Name: Pedro Heilbron
Title: Chief Executive Officer

Dated: April 13, 2012

By:	/s/ Victor Vial
Name: Victor Vial
Title: Chief Financial Officer

Consolidated Financial Statements

Copa Holdings, S. A. and Subsidiaries

Year ended December 31, 2011

with Independent Auditors’ Report

COPA HOLDINGS, S. A. AND SUBSIDIARIES

COPA HOLDINGS, S. A. AND SUBSIDIARIES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders

COPA HOLDINGS, S.A.

We have audited the accompanying consolidated statements of financial position of Copa Holdings, S.A. and its subsidiaries as of December 31, 2011 and 2010, and the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2011. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Copa Holdings, S.A. and its subsidiaries at December 31, 2011 and 2010, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2011, in conformity with International Financial Reporting Standards, as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Copa Holdings, S.A. and its subsidiaries’ internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 13, 2012 expressed an unqualified opinion thereon.

/s/ Ernst & Young

April 13, 2012

Panama City, Republic of Panama

COPA HOLDINGS, S. A. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

(In US$ thousands)

		As of December 31,
	Notes		2010
	3	2011	Restated
ASSETS

Current Assets:
Cash and cash equivalents	4	$243,801	$207,690
Short-term investments	5	262,345	194,913

Total cash, cash equivalents and short-term investments		506,146	402,603

Accounts receivable	6	142,297	88,774
Accounts receivable from related parties	18	704	613
Expendable parts and supplies	7	42,382	45,982
Prepaid expenses	8	40,058	31,789
Other current assets	9	22,655	24,622

Total Current Assets		754,242	594,383

Investments	5	104,834	6,224

Property, Plant and Equipment:
Flight equipment	11	2,036,983	1,782,070
Other		67,577	59,426

		2,104,560	1,841,496
Less: accumulated depreciation	11	(346,656)	(274,940)

		1,757,904	1,566,556

Purchase deposits for flight equipment	12	242,287	205,972

Total Property and Equipment		2,000,191	1,772,528

Other Assets:
Prepaid pension asset		8,974	8,157
Goodwill	13	25,099	25,475
Other intangible assets	13	47,047	43,465
Other assets	10	125,409	105,765

Total Other Assets		206,529	182,862

Total Assets		$3,065,796	$2,555,997

The accompanying notes are an integral part of these consolidated financial statements.

COPA HOLDINGS, S. A. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL POSITION (CONTINUED)

(In US$ thousands)

		As of December 31,
	Notes		2010
	3	2011	Restated
LIABILITIES AND SHAREHOLDERS’ EQUITY

Current Liabilities:
Current maturities of long-term debt	14	$131,069	$100,860
Accounts payable		92,842	68,960
Accounts payable to related parties	18	22,074	10,940
Air traffic liability	3	297,135	171,417
Taxes and interest payable		71,223	49,852
Accrued expenses payable	15	30,472	47,614
Other current liabilities	16	13,845	10,934

Total Current Liabilities		658,660	460,577

Non-Current Liabilities:
Long-term debt	14	936,657	888,681
Post employment benefits liability		5,847	5,733
Other long-term liabilities	17	44,657	33,703
Deferred tax liabilities	3, 21	30,444	22,647

Total Non-Current Liabilities		1,017,605	950,764

Total Liabilities		1,676,265	1,411,341

Shareholders’ Equity:
Class A common stock—33,343,164 (2010—33,025,284) shares issued, 32,957,763 (2010—32,659,557) outstanding		22,495	22,291
Class B common stock—10,938,125 (2010- 10,938,125) shares issued and outstanding, no par value		7,466	7,466
Additional paid in capital		33,567	26,110
Retained earnings	3	1,324,394	1,086,379
Accumulated other comprehensive income		1,609	2,410

Total Shareholders’ Equity		1,389,531	1,144,656

Total Liabilities and Shareholders’ Equity		$3,065,796	$2,555,997

The accompanying notes are an integral part of these consolidated financial statements.

COPA HOLDINGS, S. A. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF INCOME

(In US$ thousands)

		Years Ended December 31,
	Notes	2011	2010	2009
Operating Revenue:
Passenger revenue		$1,747,102	$1,338,581	$1,189,706
Cargo, mail and other		83,819	76,225	$66,370

		1,830,921	1,414,806	1,256,076

Operating Expenses:
Aircraft fuel		547,221	354,427	300,816
Salaries and benefits	22	213,094	178,845	157,045
Passenger servicing		160,725	133,718	125,150
Commissions		72,947	57,677	57,564
Maintenance, material and repairs		70,969	62,229	55,720
Reservations and sales		70,363	58,813	56,280
Aircraft rentals		51,259	46,334	46,538
Flight operations		83,782	70,648	60,873
Depreciation and amortization	11, 13	75,458	62,962	50,876
Landing fees and other rentals		41,881	40,320	33,628
Other		58,237	59,185	52,083
Special fleet charges		—	—	19,417

		1,445,936	1,125,158	1,015,990

Operating Income		384,985	289,648	240,086

Non-operating expense:
Interest costs		32,680	29,981	32,938
Interest capitalized		—	—	(693)
Interest income		(6,774)	(4,759)	(9,185)
Exchange rate difference	19	6,036	20,625	(208)
Mark to market fuel derivative		3,585	(11,721)	(58,040)
Other, net		3,447	(4,501)	(707)

		38,974	29,625	(35,895)

Income before income taxes		346,011	260,023	275,981

Provision for income taxes	21	35,586	18,966	26,894

Net income		$310,425	$241,057	$249,087

Earnings per share (Basic and diluted)	23	$6.98	$5.48	$5.67

The accompanying notes are an integral part of these consolidated financial statements.

COPA HOLDINGS, S. A. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

(In US$ thousands)

	Year Ended December 31,
	2011	2010	2009
Net income	$310,425	$241,057	$249,087

Other income and expense credited/charge to net equity, net of tax:
Net change in fair value of derivative instruments	47	(1,301)	1,509
Exchange effect on intercompany long term balance	(1,075)	(1,062)	(1,486)
Foreign currency translation	227	3,965	4,248

Other comprehensive income for the year	(801)	1,602	4,271

Total comprehensive income for the year	$309,624	$242,659	$253,358

The accompanying notes are an integral part of these consolidated financial statements.

COPA HOLDINGS, S. A. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

(In US$ thousands)

								Accumulated
		Common Stock				Additional		Other
		(Non-par value)		Issued Capital		Paid in	Retained	Comprehensive
	Notes	Class A	Class B	Class A	Class B	Capital	Earnings	Income (Loss)	Total
At January 1, 2009 (reported)		30,416,441	12,778,125	$20,761	$8,722	$17,613	$625,711	$(3,463)	$669,344
Prior period correction	3						34,687		34,687

At January 1, 2009 (restated)		30,416,441	12,778,125	$20,761	$8,722	$17,613	$660,398	(3,463)	704,031
Issuance of stock		150,412		103		(103)
Total comprehensive income							249,087	4,271	253,358
Restricted stock plan						4,686			4,686
Dividends declared							(16,255)		(16,255)

At December 31, 2009 (restated)		30,566,853	12,778,125	$20,864	$8,722	$22,196	893,230	$808	945,820
Issuance of stock		2,092,704	(1,840,000)	1,427	(1,256)	(171)	—	—	—
Total comprehensive income		—	—	—	—	—	241,057	1,602	242,659
Restricted stock plan		—	—	—	—	4,085	—	—	4,085
Dividends declared	24	—	—	—	—	—	(47,908)	—	(47,908)

At December 31, 2010 (restated)		32,659,557	10,938,125	$22,291	$7,466	$26,110	$1,086,379	$2,410	$1,144,656
Issuance of stock		298,206	—	204	—	(204)	—	—	—
Total comprehensive income		—	—	—	—	—	310,425	(801)	309,624
Restricted stock plan		—	—	—	—	7,661	—	—	7,661
Dividends declared		—	—	—	—	—	(72,410)	—	(72,410)

At December 31, 2011		32,957,763	10,938,125	22,495	7,466	33,567	1,324,394	1,609	$1,389,531

The accompanying notes are an integral part of these consolidated financial statements.

COPA HOLDINGS, S. A. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CASH FLOWS

(In US$ thousands)

	Years Ended December 31,
	2011	2010	2009
Cash flows from operating activities
Net income	$310,425	$241,057	$249,087
Adjustments for:
Provision for income tax	35,586	18,966	26,894
Interest cost	32,680	29,981	32,938
Interest income	(6,774)	(4,759)	(9,185)
Depreciation and amortization	75,458	62,962	50,876
Gain on sale of property and equipment	(801)	(20)	—
Special fleet charges	—	—	8,923
Provision for impairment	347	(540)	55
Allowance for obsolescence	45	36	25
Derivative instruments mark to market	4,989	(13,555)	(59,010)
Stock compensation	7,661	4,032	4,686
Amortization and impairment of brand name	883	1,500	—
Currency translation adjustment	(1,145)	62	—
Income tax paid	(25,568)	(13,041)	(13,843)
Interest paid	(28,911)	(26,249)	(32,076)
Interest received	3,795	3,319	8,304

Changes in:
Accounts receivable	(53,870)	(10,208)	(4,280)
Accounts receivable from related parties	(91)	4,064	524
Other current assets	(5,037)	(32,448)	(12,997)
Restricted cash	(110)	182	40,934
Other assets	(24,550)	(9,197)	(23,002)
Accounts payable	23,882	13,666	(3,666)
Accounts payable to related parties	11,134	(1,832)	7,444
Air traffic liability	125,719	26,351	1,039
Other liabilities	12,542	(1,528)	17,629

Net cash provided by operating activities	498,289	292,801	291,299

Cash flows from investing activities
Acquisition of investments	(319,652)	(340,268)	(217,905)
Proceeds from redemption of investments	153,722	234,768	268,314
Advance payments on aircraft purchase contracts	(175,354)	(157,292)	(151,676)
Acquisition of property and equipment	(130,973)	(191,437)	(59,857)
Disposal of property and equipment	4,007	8,797	810

Net cash flows used in investing activities	(468,250)	(445,432)	(160,314)

Cash flows from financing activities
Proceeds from loans and borrowings	171,747	282,072	103,780
Payments on loans and borrowings	(93,562)	(138,697)	(175,374)
Paid-in capital	—	53	—
Dividends declared and paid	(72,410)	(47,908)	(16,255)

Net cash flows provided in financing activities	5,775	95,520	(87,849)

Effect of exchange rate change on cash	297	2,145	(1,288)

Net increase (decrease) in cash and cash equivalents	36,111	(54,966)	41,848
Cash and cash equivalents at January 1st	207,690	262,656	220,808

Cash and cash equivalents at December 31	$243,801	$207,690	$262,656

The accompanying notes are an integral part of these consolidated financial statements.

COPA HOLDINGS, S. A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2011

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

Copa Airlines, the Company’s core operation, is incorporated according to the laws of the Republic of Panama and provides international air transportation for passengers, cargo and mail. Copa Airlines operates from its Panama City hub in the Republic of Panama. AeroRepublica (Copa Colombia) is a Colombian air carrier, which is incorporated according to the laws of the Republic of Colombia and provides domestic and international air transportation for passengers, cargo and mail. Copa Colombia operates in Colombia with a point-to-point route network as well as international service. During the third quarter of 2010, AeroRepública, S. A. began to operate under Copa Colombia brand. OVAL is incorporated according to the laws of the British Virgin Islands, and controls the special purpose entities that have a beneficial interest in the majority of our fleet, which are all leased to either Copa Airlines or Copa Colombia.

The Company currently offers approximately 295 daily scheduled flights among 59 destinations in 28 countries in North, Central and South America and the Caribbean, mainly from its Panama City Hub. Additionally, the Company provides passengers with access to flights to more than 130 other international destinations through codeshare agreements with United Continental and other airlines. The Company has a broad commercial alliance with United Continental which includes joint marketing, code-sharing arrangements, participation in United Continental’s OnePass (starting March 2012 Mileage Plus) frequent flyer loyalty program and access to United Continental’s VIP lounge program, President’s Club, along with other benefits such as improved purchasing power in negotiations with service providers, aircraft vendors and insurers. In 2010, Copa Airlines was accepted to become a future member of the Star Alliance. Copa Airlines’ passengers, who are members of the frequent flyer program, can earn OnePass (now Mileage Plus) miles on all flights operated by Star Alliance partners as well as are eligible to redeem their OnePass (now Mileage Plus) miles for free reward tickets to any of Star Alliance’s 1,292 global destinations.

As of December 31, 2011, the Company operates a fleet of 73 aircraft with an average age of 5.05 years; consisting of 47 modern Boeing 737-Next Generation aircraft and 26 Embraer 190 aircraft.

COPA HOLDINGS, S. A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2011

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

The consolidated financial statements have been authorized by Management for issue on April 13, 2012.

2. Summary of Significant Accounting Policies

The principal accounting policies adopted by the Company for the preparation of these consolidated financial statements are as follows:

2.1 Basis of Preparation

The Company’s consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

The consolidated financial statements have been prepared on a historical cost basis, except for certain assets and liabilities, which are measured at fair value, as set out in the specific accounting policy for such assets and liabilities. The consolidated financial statements are presented in United States dollars and all values are rounded to the nearest thousand U.S.$000, except when otherwise indicated.

2.2 New and Amended Standards and Interpretations

The accounting policies adopted are consistent with those of the previous financial year, except for the following new and amended IFRS and IFRIC interpretations effective as of 1 January 2011:

•	IAS 24 Related Party Transactions (Amendment)

The IASB issued an amendment to IAS 24 that clarifies the definitions of a related party. The new definitions emphasize a symmetrical view of related party relationships and clarify the circumstances in which persons and key management personnel affect related party relationships of an entity. In addition, the amendment introduces an exemption from the general related party disclosure requirements for transactions with government and entities that are controlled, jointly controlled or significantly influenced by the same government as the reporting entity. The adoption of the amendment did not have any impact on the financial position or performance of the Company.

COPA HOLDINGS, S. A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2011

(In US$ thousands)

2.2 New and Amended Standards and Interpretations (continued)

•	IAS 32 Financial Instruments: Presentation (Amendment)

The IASB issued an amendment that alters the definition of a financial liability in IAS 32 to enable entities to classify rights issues and certain options or warrants as equity instruments. The amendment is applicable if the rights are given pro rata to all of the existing owners of the same class of an entity’s non-derivative equity instruments, to acquire a fixed number of the entity’s own equity instruments for a fixed amount in any currency. The amendment has had no effect on the financial position or performance of the Company because the Company does not have these types of instruments.

•	IFRIC 14 Prepayments of a Minimum Funding Requirement (Amendment)

The amendment removes an unintended consequence when an entity is subject to minimum funding requirements and makes an early payment of contributions to cover such requirements. The amendment permits a prepayment of future service cost by the entity to be recognised as a pension asset. The amendment of the interpretation has no effect on the financial position or performance of the Company.

•	Improvements to IFRSs

In May 2010, the IASB issued its third omnibus of amendments to its standards, primarily with a view to removing inconsistencies and clarifying wording. The adoption of the following amendments resulted in changes to accounting policies, but had no impact on the financial position or performance of the Company.

•	IFRS 7 Financial Instruments — Disclosures: The amendment was intended to simplify the disclosures provided by reducing the volume of disclosures around collateral held and improving disclosures by requiring qualitative information to put the quantitative information in context.

•	IAS 1 Presentation of Financial Statements: The amendment clarifies that an entity may present an analysis of each component of other comprehensive income either in the statement of changes in equity or in the notes to the financial statements.

Other amendments resulting from Improvements to IFRSs to the following standards did not have any impact on the accounting policies, financial position or performance of the Company:

•	IFRS 3 Business Combinations (Measurement of Non Controlling Interest – NCI)

•	IFRS 3 Business Combinations (Contingent consideration arising from business combination prior to adoption of IFRS 3 (as revised in 2008))

•	IFRS 3 Business Combinations (Un-replaced and voluntarily replaced share-based payment awards)

•	IAS 27 Consolidated and Separate Financial Statements

COPA HOLDINGS, S. A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2011

(In US$ thousands)

2.2 New and Amended Standards and Interpretations (continued)

The following interpretation and amendments to interpretations did not have any impact on the accounting policies, financial position or performance of the Company:

•	IFRIC 13 Customer Loyalty Programs (determining the fair value of award credits)

•	IFRIC 19 Extinguishing Financial Liabilities with Equity Instruments

Standards issued but not yet effective

Standards issued but not yet effective up to the date of issuance of the Company’s financial statements are listed below. This listing of standards and interpretations issued are those that the Company reasonably expects to have an impact on disclosures, financial position or performance when applied at a future date. The Company intends to adopt those standards when they become effective.

•	IAS 1 Financial Statement Presentation – Presentation of Items of Other Comprehensive Income

The amendments to IAS 1 change the grouping of items presented in OCI. Items that could be reclassified (or ‘recycled’) to profit or loss at a future point in time would be presented separately from items that will never be reclassified. The amendment affects presentation only and has no impact on the Company’s financial position or performance. The amendment becomes effective for annual periods beginning on or after 1 July 2012.

•	IAS 12 Income Taxes – Recovery of Underlying Assets

The amendment clarified the determination of deferred tax on investment property measured at fair value. The amendment introduces a rebuttable presumption that deferred tax on investment property measured using the fair value model in IAS 40 should be determined on the basis that its carrying amount will be recovered through sale. Furthermore, it introduces the requirement that deferred tax on non-depreciable assets that are measured using the revaluation model in IAS 16 always be measured on a sale basis of the asset. The amendment becomes effective for annual periods beginning on or after 1 January 2012. The amendment is not expected to have a material impact on the financial statements of the Company.

•	IAS 19 Employee Benefits (Amendment)

The IASB has issued numerous amendments to IAS 19. These range from fundamental changes such as removing the corridor mechanism and the concept of expected returns on plan assets to simple clarifications and re-wording. The amendment becomes effective for annual periods beginning on or after 1 January 2013. The Company is currently determining the impact that this standard will have on financial position and performance, if any.

COPA HOLDINGS, S. A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2011

(In US$ thousands)

2.2 New and Amended Standards and Interpretations (continued)

•	IAS 27 Separate Financial Statements (as revised in 2011)

As a consequence of the new IFRS 10 and IFRS 12, what remains of IAS 27 is limited to accounting for subsidiaries, jointly controlled entities, and associates in separate financial statements. The Company does not present separate financial statements. The amendment becomes effective for annual periods beginning on or after 1 January 2013.

•	IAS 28 Investments in Associates and Joint Ventures (as revised in 2011)

As a consequence of the new IFRS 11 and IFRS 12, IAS 28 has been renamed IAS 28 Investments in Associates and Joint Ventures, and describes the application of the equity method to investments in joint ventures in addition to associates. The amendment becomes effective for annual periods beginning on or after 1 January 2013. The amendment is not expected to have a material impact on the financial statements of the Company.

•	IFRS 7 Financial Instruments: Disclosures — Enhanced Derecognition Disclosure Requirements

The amendment requires additional disclosure about financial assets that have been transferred but not derecognised to enable the user of the Company’s financial statements to understand the relationship with those assets that have not been derecognised and their associated liabilities. In addition, the amendment requires disclosures about continuing involvement in derecognised assets to enable the user to evaluate the nature of, and risks associated with, the entity’s continuing involvement in those derecognised assets. The amendment becomes effective for annual periods beginning on or after 1 July 2011. The amendment affects disclosure only and has no impact on the Company’s financial position or performance.

•	IFRS 9 Financial Instruments: Classification and Measurement

IFRS 9 as issued reflects the first phase of the IASBs work on the replacement of IAS 39 and applies to classification and measurement of financial assets and financial liabilities as defined in IAS 39. The standard is effective for annual periods beginning on or after 1 January 2013. In subsequent phases, the IASB will address hedge accounting and impairment of financial assets. The completion of this project is expected over the course of 2012. The adoption of the first phase of IFRS 9 will have an effect on the classification and measurement of the Company’s financial assets and liabilities. The Company is currently determining the impact that this standard will have on the financial position or performance, if any. The Company will quantify the effect in conjunction with the other phases, when issued, to present a comprehensive picture.

COPA HOLDINGS, S. A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2011

(In US$ thousands)

2.2 New and Amended Standards and Interpretations (continued)

•	IFRS 10 Consolidated Financial Statements

IFRS 10 replaces the portion of IAS 27 Consolidated and Separate Financial Statements that addresses the accounting for consolidated financial statements. It also includes the issues raised in SIC-12 Consolidation — Special Purpose Entities. IFRS 10 establishes a single control model that applies to all entities including special purpose entities. The changes introduced by IFRS 10 will require management to exercise significant judgment to determine which entities are controlled, and therefore, are required to be consolidated by a parent, compared with the requirements that were in IAS 27. This standard becomes effective for annual periods beginning on or after 1 January 2013. The replacement is not expected to have a material impact on the financial statements of the Company.

•	IFRS 11 Joint Arrangements

IFRS 11 replaces IAS 31 Interests in Joint Ventures and SIC-13 Jointly-controlled Entities- Non-monetary Contributions by Venturers. IFRS 11 removes the option to account for jointly controlled entities (JCEs) using proportionate consolidation. Instead, JCEs that meet the definition of a joint venture must be accounted for using the equity method. This standard becomes effective for annual periods beginning on or after 1 January 2013. The replacement is not expected to have a material impact on the financial statements of the Company.

•	IFRS 12 Disclosure of Involvement with Other Entities

IFRS 12 includes all of the disclosures that were previously in IAS 27 related to consolidated financial statements, as well as all of the disclosures that were previously included in IAS 31 and IAS 28. These disclosures relate to an entity’s interests in subsidiaries, joint arrangements, associates and structured entities. A number of new disclosures are also required. This standard becomes effective for annual periods beginning on or after 1 January 2013. The amendment is not expected to have a material impact on the financial statements of the Company.

•	IFRS 13 Fair Value Measurement

IFRS 13 establishes a single source of guidance under IFRS for all fair value measurements. IFRS 13 does not change when an entity is required to use fair value, but rather provides guidance on how to measure fair value under IFRS when fair value is required or permitted. The Company is currently assessing the impact that this standard will have on the financial position and performance. This standard becomes effective for annual periods beginning on or after 1 January 2013.

COPA HOLDINGS, S. A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2011

(In US$ thousands)

2.3 Principles of Consolidation

These consolidated financial statements comprise the financial statements of the Company and its subsidiaries as at 31 December 2011. The financial statements of subsidiaries are prepared for the same reporting period as the parent company, using consistent accounting policies. Subsidiaries are fully consolidated from the date on which control is obtained by the Company and continue to be consolidated until the date when such control ceases. All intercompany balances, transactions and profits arising from consolidated entities have been eliminated in consolidation.

2.4 Significant Accounting Judgments, Estimates and Assumptions

The preparation of the Company’s consolidated financial statements requires management to make judgments, estimates and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities, at the reporting date. Actual results could differ from those estimates. However, uncertainty about these assumptions and estimates could result in outcomes that could require a material adjustment to the carrying amount of the related asset or liability in the future.

a) Judgments

In the process of applying the Company’s accounting policies, management has made judgment, apart from those involving estimations. The judgments that have the most significant effect on the amounts recognized in the consolidated financial statements are related to operating lease commitments.

COPA HOLDINGS, S. A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2011

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

The Company recognizes revenue from fares for tickets that are expected to expire unused based on historical data and experience. Estimating expected breakage requires management to make informed judgment about, among other things, the extent to which historical experience is an indication of the future customer behavior. Annually, or more frequently as the experience data suggests, management reassesses the historical data and makes required improvements.

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

COPA HOLDINGS, S. A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2011

(In US$ thousands)

2.6 Financial Assets – Initial recognition and subsequent measurement

Financial assets within the scope of IAS 39 are classified as: (a) financial assets at fair value through profit or loss, (b) receivables, (c) held to maturity investments or as (d) derivatives designated as hedging instruments in an effective hedge, as appropriate. The Company determines the classification of its financial assets at initial recognition.

All financial assets are recognized initially at fair value plus directly attributable transaction costs, in the case of investments not at fair value through profit and loss.

Subsequent measurement of financial assets depends on their classification.

The Company’s financial assets include cash, short-term and long-term deposits, trade and other receivables and derivative financial instruments.

a) Held to maturity investments

The Company invests in short-term time deposits with original maturities of more than three months but less than one year. Additionally, the Company invests in long-term time deposits with maturities greater than one year. These investments are classified as short and long-term investments, respectively, in the accompanying consolidated statement of financial position. All of these investments are classified as held-to-maturity securities and are subsequently measured at amortized cost using the Effective Interest Rate (EIR) method, less impairment, since the Company has determined that it has the intent and ability to hold the securities to maturity. Amortized cost is calculated by taking into account any discount or premium on acquisition and fees or costs that are an integral part of the EIR. The EIR amortization is included in finance income in the consolidated statement of income. Restricted cash is classified within short-term and long-term investments and is held as collateral for letters of credit.

b) Receivables

Accounts receivable are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. These financial instruments, which generally have 30 days terms, are initially recognized and carried at original invoice amount, less a provision for impairment: The losses arising from impairment are recognized in the consolidated statement of income in “Other operating expenses”.

The Company records its best estimate of provision for impairment of receivables, on the basis of various factors, including: varying customer classifications, agreed upon credit terms, and the age of the individual debt.

c) Derivative financial assets

See 2.7 below for discussion of derivative financial instruments.

COPA HOLDINGS, S. A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2011

(In US$ thousands)

2.7 Financial Liabilities—Initial recognition and subsequent measurement

Financial liabilities within the scope of IAS 39 are classified as financial liabilities at fair value through profit or loss, loans and borrowings, or as derivatives designated as hedging instruments in an effective hedge, as appropriate. The Company determines the classification of its financial liabilities at initial recognition.

All financial liabilities are recognised initially at fair value plus, in the case of loans and borrowings, directly attributable transaction costs.

The Company’s financial liabilities include trade and other payables, loans and borrowings, and derivative financial instruments.

a) Long-term debt

All borrowings and loans are initially recognized at fair value plus any directly attributable transaction costs. Subsequent to initial recognition, these liabilities are measured at amortized cost using the effective interest rate method.

Gain and losses are recognized in the consolidated statement of income when the liabilities are derecognized as well as through the EIR amortization process.

Amortized cost is calculated by taking into account any discount or premium on acquisition and fees or costs that are an integral part of the EIR. The EIR amortization is included in finance costs in the consolidated statement of income.

b) Other Financial Liabilities

Other financial liabilities are initially recognized at fair value, including directly attributable transaction costs. Subsequent to initial recognition, they are measured at amortized cost using the effective interest rate method.

Gain and losses are recognized in the consolidated statement of income when the liabilities are derecognized as well as through the amortization process.

c) Derivative financial instruments and hedging activities

Derivatives instruments are initially recognized at fair value on the date on which a derivative contract is entered into and are subsequently remeasured at their fair value. Derivatives are carried as financial assets when the fair value is positive and as financial liabilities when the fair value is negative. The method for recognizing the resulting gain or loss depends on whether the derivative is designated as a hedging instrument, and if so, the designation of the hedging.

For the purpose of hedge accounting, hedges are classified as:

•	Fair value hedges

•	Cash flow hedges

•	Hedges of a net investment in a foreign operation.

COPA HOLDINGS, S. A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2011

(In US$ thousands)

c) Derivative financial instruments and hedging activities (continued)

The Company designates certain derivatives as cash flow hedges.

The Company documents at the inception of the transaction the relationship between hedging instruments and hedged items, as well as its risk management objectives and strategy for undertaking various hedging transactions.

The Company also documents its assessment both at hedge inception and on an ongoing basis, of whether the derivatives that are used in hedging transactions, as expected, are highly effective in offsetting changes in fair values or cash flows of hedged items.

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

Amounts recognized as other comprehensive income are transferred to the income statement when the hedged transaction affects profit or loss, such as when the hedged financial income or financial expense is recognized. When the hedged item is the cost of a non-financial asset or non-financial liability, the amounts recognized as other comprehensive income are transferred to the initial carrying amount of the nonfinancial asset or liability when recognized.

Current versus non-current classification

Derivative instruments that are not designated as effective hedging instruments are classified as current or non-current or separated into a current and non-current portion based on an assessment of the facts and circumstances:

•	When the Company will hold a derivative as an economic hedge (and does not apply hedge accounting) for a period beyond 12 months after the reporting date, the derivative is classified as non-current (or separated into current and non-current portions) consistent with the classification of the underlying item.

•	Embedded derivates that are not closely related to the host contract are classified consistent with the cash flows of the host contract.

•	Derivative instruments that are designated as, and are effective hedging instruments, are classified consistently with the classification of the underlying hedged item. The derivative instrument is separated into a current portion and a non-current portion only if a reliable allocation can be made.

COPA HOLDINGS, S. A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2011

(In US$ thousands)

2.8 Fair value of financial instruments

The fair value of financial instruments that are traded in active markets at each reporting date is determined by reference to quoted market prices or dealer price quotations (bid price for long positions and ask price for short positions), without any deduction for transaction costs.

For financial instruments not traded in an active market, the fair value is determined using appropriate valuation techniques. Such techniques may include:

•	Using recent arm’s length market transactions

•	Reference to the current fair value of another instrument that is substantially the same

•	A discounted cash flow analysis or other valuation models.

An analysis of fair values of financial instruments and further details as to how they are measured are provided in Note 26.7.

2.9 Impairment

a) Impairment of Financial Assets

Company assesses at the end of each reporting period whether there is objective evidence that a financial asset or group of financial assets is impaired. A financial asset or group of financial assets is deemed to be impaired and impairment losses are incurred if, and only if, there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the asset (a “loss event”) and that loss event (or events) has an impact on the estimated future cash flows of the financial asset or group of financial assets that can be reliably estimated.

The criteria that the Company uses to determine that there is objective evidence of an impairment loss include: significant financial difficulty of the issuer or obligor; a breach of contract, such as default or delinquency in interest or principal payments; it becomes probable that the debtors will enter bankruptcy or other financial reorganization; and observable data indicating that there is a measurable decrease in the estimated future cash flows.

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

If there is objective evidence that an impairment loss on assets carried at amortized cost has been incurred, the amount of the impairment loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows (excluding future expected credit losses that have not yet been incurred) discounted at the financial asset’s original effective interest rate. The carrying amount of the asset is reduced and the loss is recorded in the consolidated statement of income.

COPA HOLDINGS, S. A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2011

(In US$ thousands)

2.9 Impairment (continued)

c) Impairment of Non-Financial Assets

The Company assesses at each reporting date whether there is an indication that a non-financial asset may be impaired. If any such indication exists, or when annual impairment testing for an asset is required, the Company estimates the asset’s recoverable amount. An asset’s recoverable amount is the higher of an asset’s or cash-generating unit’s fair value less costs to sell and its value in use, and is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets of group of assets.

When the carrying amount of an asset or cash-generating unit (CGU) exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount. In assessing value in use, the estimated future cash flows are discounted to their present value using a pretax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

Impairment losses of continuing operations, including impairment on inventories, are recognized in the consolidated statement of income in those expense categories consistent with the function of the impaired asset, except for a property previously revalued where the revaluation was taken to other comprehensive income. In this case, the impairment is also recognized in other comprehensive income up to the amount of any previous revaluation.

For assets, excluding goodwill and intangible asset with indefinite lives, an assessment is made at each reporting date as to whether there is any indication that previously recognized impairment losses may no longer exists or may have decreased. If such indication exists, the Company makes an estimate of recoverable amount. If that is the case, the carrying amount of the asset is increased to its recoverable amount. That increase cannot exceed the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognized for the asset in prior years. Such reversal is recognized in the consolidated statement of income unless the asset is carried at the revalued amount, in which case the reversal is treated as an increase in the revaluation reserve.

d) Impairment testing of goodwill and intangibles with indefinite lives

Goodwill resulted from business combinations, have indefinite lives and have been allocated to each of the Company’s cash-generating units that are expected to benefit from the business combination in which the goodwill arose.

Goodwill and intangible assets with indefinite useful lives are tested for impairment annually. The Company performs its annual impairment testing as of December 31. The determination of the terminal value is based on the present value of the cash flows in perpetuity (see discussion of key assumptions below) of the CGU to which the goodwill and the intangible assets with indefinite useful live are allocated. The recoverable amount has been determined based on a value in use calculation using cash flow projections from financial budgets approved by management covering a five-year period.

COPA HOLDINGS, S. A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2011

(In US$ thousands)

2.9 Impairment (continued)

Key assumptions used in value in use calculations

The calculations of value in use for the impairment testing are most sensitive to the following assumptions:

Discount rates – The discount factors are based on the Company’s Weighted Average Cost of Capital (“WACC”), and are applied using the mid-year convention. Mid-year convention assumes that cash flows are generated evenly throughout the year, as opposed to in a lump sum at the end of the year.

Long-Term Growth Rate – It was determined by considering industry research, including analyst reports, and various government studies which are believed to be reliable. Additionally, management considered perpetual growth rate fairly represented the long-term growth prospects of the business.

Terminal Value – Determination of the terminal value is based on the present value of the Company’s cash flows in perpetuity. When estimating the cash flow for use in the residual value calculation, it is essential to clearly define the normalized cash flow level, the appropriate discount rate for the degree of risk inherent in that return stream and a constant future growth rate for the related cash flows. To estimate the value, we have used the Gordon Growth Model.

Impairment losses relating to goodwill cannot be reversed in future periods.

COPA HOLDINGS, S. A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2011

(In US$ thousands)

2.10 Derecognition

a) Derecognition of Financial Assets

A financial asset (or, where applicable a part of a financial asset or part of a group of similar financial assets) is derecognized when:

•	The rights to receive cash flows from the asset have expired;

•	Company has transferred its rights to receive cash flows from the asset and either (a) the Company has transferred substantially all risks and rewards of the asset, or (b) the Company has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

•	Company retains the right to receive cash flows from the asset, but has assumed an obligation to pay them in full without material delay to third party under a ‘pass through’ arrangement.

When the Company has transferred its rights to receive cash flows from an asset or has entered into a pass-through arrangement, and has neither transferred nor retained substantially all of the risks and rewards of the asset nor transferred control of the asset, the asset is recognized to the extent of the Company’s continuing involvement in the asset.

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

b) Derecognition of Financial Liabilities

Financial liabilities are derecognized when the obligation under the liability is discharged, cancelled or expires. When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as a derecognition of the original liability and the recognition of a new liability, and the difference in the respective carrying amounts is recognized in the consolidated statement of income.

COPA HOLDINGS, S. A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2011

(In US$ thousands)

2.11 Expendable Parts and Supplies

Expendable parts and supplies for flight equipment are carried at the lower of the average acquisition cost or replacement cost, and are expensed when used in operations. The replacement cost is the estimated purchase price in the normal course of business.

2.12 Property, plant and equipment

Property, plant and equipment comprise mainly airframe, engines and other related flight equipments. All property, plant and equipment is stated at cost, less subsequent accumulated depreciation and accumulated impairment losses, if any. Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Company and the cost of the item can be measured reliably. All other repair and maintenance expenditures are charged to the consolidated statement of income as incurred.

Depreciation is calculated using the straight-line method to allocate the cost of each asset, net of its residual value, over its estimated useful life as follows:

- Airframe and engines	30 years
- Aircraft components	30 years
- Ground equipment	10 years
- Furniture, fixture, equipment and other	5 to 10 years
- Major maintenance events	1 to 8 years
- Leasehold improvements	lesser of remaining lease term or useful life

The assets’ residual values and useful lives are reviewed, and adjusted if appropriate, at each consolidated statement of financial position date. An asset’s carrying amount is written down immediately to its recoverable amount if the asset’s carrying amount is greater than its estimated recoverable amount. The carrying value of equipment and leasehold improvements are reviewed for impairment when events or changes in circumstances indicate that the carrying value may not be recoverable.

An item of property, plant and equipment and any significant part initially recognized is derecognized upon disposal or when no future economic benefits are expected from its use or disposal. Gains and losses on derecognition of the asset are determined by comparing the net disposal proceeds with the carrying amount and are included in the consolidated statement of income.

COPA HOLDINGS, S. A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2011

(In US$ thousands)

2.12 Property, plant and equipment (continued)

Borrowing costs directly attributable to the acquisition, construction or production of any qualifying asset, that necessarily takes a substantial period of time to get ready for its intended use or sale, are capitalized as part of the cost of the asset during that period of time. Other borrowing costs are expensed in the period they occur. Borrowing costs consist of interest and other costs that an entity incurs in connection with the borrowing of funds.

Under IAS 16 “Property, Plant and Equipment”, major maintenance events, including major engine overhauls, are treated as a separate asset component with the cost capitalized and depreciated over the period to the next major event. All other replacement spares and costs relating to maintenance of fleet assets are charged to the consolidated statement of income on consumption or as incurred.

2.13 Goodwill

Goodwill is initially measured at cost being the excess of the aggregate of the consideration transferred over the net identifiable assets acquired and liabilities assumed of the acquired subsidiary at the date of acquisition.

After initial recognition, goodwill is measured at cost less any accumulated impairment losses. For the purpose of impairment testing, goodwill acquired in a business combination is, from the acquisition date, allocated to each of the Company’s cash-generating units that are expected to benefit from the combination, irrespective of whether other assets or liabilities of the acquire are assigned to those units.

2.14 Intangible assets

Intangible assets acquired separately are measured on initial recognition at cost. The cost of intangible assets acquired in a business combination is its fair value at the date of acquisition. Following initial recognition, intangible assets are carried at cost less any accumulated amortization and accumulated impairment losses. Internally generated intangible assets, excluding capitalized development costs, are not capitalized and the expenditure is reflected in the consolidated statement of income in the year in which the expenditure is incurred.

The useful lives of intangible assets are assessed as either finite or indefinite.

Intangible assets with finite lives are amortized over the useful economic life and assessed for impairment whenever there is an indication that the intangible asset may be impaired. The amortization period and method for an intangible asset with a finite useful life is reviewed at least at the end of each reporting period. Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset is accounted for by changing the amortization period or method, as appropriate, and are treated as changes in accounting estimates. The amortization expense on intangible assets with finite lives is recognized in the consolidated statement of income.

COPA HOLDINGS, S. A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2011

(In US$ thousands)

2.14 Intangible assets (continued)

Intangible assets with indefinite useful lives are not amortized, but are tested for impairment annually, either individually or at the cash-generating unit level. The assessment of indefinite life is reviewed annually to determine whether the indefinite life continues to be supportable. If not, the change in useful life from indefinite to finite is made on a prospective basis.

Gains and losses arising from the derecognition of an intangible asset are measured as the difference between the net disposal proceeds and the carrying amount of the asset and are recognized in the consolidated statement of income when the asset is derecognized.

A summary of the Company’s intangible assets and the policies applied is:

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

b) Brand name and routes

Routes rights have an indefinite useful life and are carried at cost, less any accumulated impairment. Annually they are tested for impairment.

During the third quarter of 2010, AeroRepública began to operate under Copa Colombia brand, causing a change in management’s assumption from indefinite life to 5 years for the AeroRepública’s brand name. Based on the change of the commercial name, an impairment loss was recognized for $1.5 million during 2010. The remaining balance of this intangible asset is amortized over the 5 years defined life term.

COPA HOLDINGS, S. A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2011

(In US$ thousands)

2.15 Maintenance Deposit

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

The Company also makes payments for engine overhauls under power by the hour agreements (“PBH”). Payments related to engine overhauls under PBH agreements as well as the maintenance deposits under aircraft leases are recognized as prepaid assets until the maintenance event occurs, at which time the actual costs of the maintenance is capitalized and are amortized over the expected period until the next event. Management performs regular reviews of the recovery of maintenance deposits and believes that the values reflected in the consolidated statement of financial position are recoverable.

2.16 Provisions

Provisions for costs, including restitution, restructuring and legal claims and assessments are recognized when:

•	The Company has a present legal or constructive obligation as a result of past events;

•	It is more likely than not that an outflow of resources embodying economic benefits will be required to settle the obligation; and

•	The amount of obligation can be reliably estimated.

For certain operating leases, the Company is contractually obliged to return aircraft in a defined condition. The Company accrues for restitution costs related to aircraft held under operating leases at the time the asset does not meet the return conditions criteria and throughout the remaining duration of the lease. Restitution costs are based on the net present value of the estimated average costs of returning the aircrafts and are recognized in the consolidated statement of income in “Maintenance, material and repairs.” These costs are reviewed annually and adjusted as appropriate.

COPA HOLDINGS, S. A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2011

(In US$ thousands)

2.17 Revenue Recognition

Revenue is recognized to the extent that it is probable that the economic benefits will flow to the Company and the revenue can be reliably measured, regardless of when the payment is being made. Revenue is measured at the fair value of the consideration received or receivable, taking into account contractually defined terms of payment and excluding taxes or duty. The following specific recognition criteria must also be met before revenue is recognized:

a) Passenger Revenue

Passenger revenue is recognized when transportation is provided rather than when a ticket is sold. The amount of passenger ticket sales, not yet recognized as revenue, is reflected as “Air traffic liability” in the consolidated statement of financial position. Fares for tickets that are expected to expire unused are recognized as revenue based on historical data and experience. The Company performs periodic evaluations of this liability, and any adjustments resulting there from, which can be significant, are included in operations for the periods in which the evaluations are completed.

A significant portion of the Company’s ticket sales are processed through major credit card companies, resulting in accounts receivable which are generally short-term in duration and typically collected prior to when revenue is recognized. The Company believes that the credit risk associated with these receivables is minimal.

The Company is required to charge certain taxes and fees on its passenger tickets. These taxes and fees include transportation taxes, airport passenger facility charges and arrival and departure taxes. These taxes and fees are legal assessments on the customer. As the Company has a legal obligation to act as a collection agent with respect to these taxes and fees, we do not include such amounts in passenger revenue. The Company records a liability when the amounts are collected and derecognize the liability when payments are made to the applicable government agency or operating carrier.

COPA HOLDINGS, S. A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2011

(In US$ thousands)

2.17 Revenue Recognition (continued)

b) Cargo and Courier Services

Cargo and courier services are recognized when the Company provides the shipping services and thereby completes the earning process.

c) Other Revenue

Other revenue is primarily comprised of excess baggage charges, commissions earned on tickets sold for flights on other airlines and charter flights, and is recognized when transportation or service is provided.

d) Frequent Flyer Program

The Company participates in United Continentals’ One Pass (Renamed Mileage Plus in March 2012) frequent flyer program, for which the Company’s passengers receive all the benefits and privileges offered by the Mileage Plus program. United Continental is responsible for the administration of the Mileage Plus program. Under the terms of the Company’s frequent flyer agreement with United Continental, Mileage Plus members receive Mileage Plus frequent flyer mileage credits for traveling on the Company’s flights, and the Company pays United Continental a per mile rate for each mileage credit granted by United Continental, at which point the Company has no further obligation. The amounts due to United Continental under this agreement are recognized by the Company in the passenger revenue line of the consolidated statement of income, as the mileage credits are earned by the passengers.

2.18 Passenger Traffic Commissions

Passenger traffic commissions are recognized as expense when transportation is provided and the related revenue is recognized. Passenger traffic commissions paid but not yet recognized as expense are included in “Prepaid expenses” in the accompanying consolidated statement of financial position.

COPA HOLDINGS, S. A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2011

(In US$ thousands)

2.19 Foreign Currency Transactions and Translation

The Company’s functional currency is the U.S. Dollar, the legal tender in Panama. Transactions in foreign currencies are initially recorded by the Company at the functional currency spot rate at the date the transaction first qualifies for recognition. Monetary assets and liabilities denominated in foreign currencies are retranslated at the functional currency spot rate of exchange at the reporting date.

Non-monetary assets and liabilities are translated at equivalent U.S. dollar costs at dates of the initial transaction and maintained at historical rate. Foreign exchange gains and losses are included in the exchange rate difference line in the consolidated statement of income for the year.

The financial statements of Copa Colombia are measured in Colombian Pesos, the functional currency of the subsidiary, and are translated to U.S. Dollars as follows: for assets and liabilities at the exchange rate prevailing at the reporting date and for income statement at the average exchange rate for each month. Exchange differences arising on the translation are recognized in other comprehensive income (loss).

Any goodwill arising on the acquisition of a foreign operation is treated as asset of the foreign operation and translated at the closing exchange rate.

2.20 Leases

The determination of whether an arrangement is, or contains a lease is based on the substance of the arrangement at inception date, whether the fulfillment of the agreement is dependent on the use of a specific asset or assets or the arrangement conveys a right to use the asset, even if that right is not explicitly specified in an arrangement. A reassessment is made after inception of the lease only if one of the following applies:

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

Company as a lessee

Leases where lessor effectively retains substantially all the risks and benefits of ownership of the leased item, are classified as operating leases. Operating lease payments are recognized as an expense in the consolidated statement of income on a straight-line basis over the lease term.

COPA HOLDINGS, S. A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2011

(In US$ thousands)

2.21 Taxes

a) Current Income Tax

Current income tax assets and liabilities for the current period are measured at the amount expected to be recovered from or paid to the taxation authorities. The current income tax is calculated on the basis of the tax laws and tax rates enacted or substantially enacted at the reporting date in the countries where Company operates and generates taxable income. Income tax for the current period and for prior periods is recognized by the Company as a liability to the extent that it has not been settled. If the amount already paid in respect of the current period and of prior periods, exceeds the amount due for those periods, the excess is recognized as an asset.

Management periodically evaluates positions taken in the tax returns with respect to situations in which applicable tax regulations are subject to interpretation and establishes provisions when appropriate.

b) Deferred tax

Deferred tax is provided using the liability method on temporary differences at the reporting date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes. Deferred tax liabilities are recognized for all taxable temporary differences, except:

•	When the deferred tax liability arises from the initial recognition of goodwill or of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss.

•	In respect of taxable temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, when the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

Deferred tax assets are recognized for all deductible temporary differences, carry forward of unused tax credits and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and the carry forward of unused tax credits and unused tax losses can be utilized, except:

•	When deferred tax asset relating to the deductible temporary difference arises from initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss.

•	In respect of deductible temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, deferred tax assets are recognized only to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilized.

COPA HOLDINGS, S. A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2011

(In US$ thousands)

2.21 Taxes (continued)

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

Tax benefits acquired as part of a business combination, but not satisfying the criteria for separate recognition at that date, would be recognized subsequently if new information about facts and circumstances changed. The adjustment would either be treated as a reduction to goodwill (as long as it does not exceed goodwill) if it was incurred during the measurement period or in profit or loss.

2.22 Share-Based Payments

Employees (including senior executives) of the Company receive remuneration in the form of share-based payment transactions, whereby employees render services as consideration for equity instruments (equity-settled transactions).

Equity-settled transactions

The cost of equity-settled transactions is recognized, together with a corresponding increase in other capital reserves in equity, over the period in which the performance and/or service conditions are fulfilled. The cumulative expense recognized for equity-settled transactions at each reporting date until the vesting date reflects the extent to which the vesting period has expired and the Company’s best estimate of the number of equity instruments that will ultimately vest. The income statement expense or credit for a period represents the movement in cumulative expense recognized as at the beginning and end of that period and is recognized in “Salaries and benefits” expense (Note 22).

2.23 Monetary unit

The consolidated financial statements are presented in U.S. Dollar, the legal tender of the Republic of Panama. The Republic of Panama does not issue its own paper currency, instead, the U.S. Dollar (US$) is used as legal currency.

COPA HOLDINGS, S. A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2011

(In US$ thousands)

2.24 Reclassifications

Reclassification has been made in the prior years’ consolidated statement of income amounts and related note disclosures to conform to the current year’s presentation.

Detail of the reclassifications is presented below:

	As of December 31, 2010	As of December 31, 2009
One Pass (now Mileage Plus) Frequent Flier Program	$12,346	$10,107

Within Operating Expenses, the amounts were reclassified from “Commissions” to “Other” to reflect the reporting of the One Pass (now Mileage Plus) Frequent Flier Program on a net basis within Operating Revenues. These adjustments do not affect operating income for those periods.

3. Prior Period Correction

In connection with its adoption of IFRS and preparation of the related transition date balance sheet, the Company adopted a different accounting policy for recognizing breakage on air traffic tickets that are expected to expire unused. Previously, the Company had recognized such breakage at the expiration date of the ticket. Upon adoption of IFRS, the Company chose to recognize revenue from fares for tickets that are expected to expire unused based on historical data and experience. This change was made retrospectively. However, the Company erroneously determined the amount of the adjustment required to the Air Traffic Liability as a result of the change in accounting as of January 1, 2009. The prior period financial statements affected by this error have been adjusted to properly state the accounts as of the transition date to IFRS as follows:

Net increase in retained earnings	$34,687
Net decrease in air traffic liability	$37,318
Net increase in deferred tax liabilities	$2,631

COPA HOLDINGS, S. A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2011

(In US$ thousands)

3. Prior Period Correction (continued)

In addition to the effect on retained earnings at January 1, 2009 and December 31, 2009 as indicated above. The prior period amounts included in the accompanying consolidated financial statements restated have also been restated as follows:

	December 31, 2010
	Restated	Reported
Liabilities and Shareholder’s Equity
Liabilities
Air traffic liability	$171,417	$208,735
Deferred tax liabilities	$22,647	$20,016

Shareholder’s Equity
Retained earnings	$1,086,379	$1,051,692

The adjustment did not have any effect on the consolidated statements of income, comprehensive income or cash flows for the years ended December 31, 2010 and 2009.

4. Cash and Cash Equivalents

Cash and cash equivalents as of December 31, are as follows:

	As of December 31, 2011	As of December 31, 2010
Checking and saving accounts	$93,132	$89,889
Time deposits of no more than ninety days	110,212	91,958
Overnight deposits	27,914	17,097
Others	12,543	8,746

	$243,801	$207,690

Time deposits earn interest based on rates determined by the banks in which the instruments are held. The use of the time deposits depends on the cash requirements of the Company and bear interest rates ranging between 0.25% and 3.40% as of December 31, 2011 and 0.20% and 4.00% as of December 31, 2010.

As of December 31, 2011 and 2010 there were no restrictions on the use of cash and cash equivalents.

COPA HOLDINGS, S. A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2011

(In US$ thousands)

5. Investments

Investments as of December 31, consisted of the following:

	As of December 31, 2011	As of December 31, 2010
Short-term investments:

Time deposits between 90 and 365 days	$262,345	$194,913

	$262,345	$194,913

Long term investments:

Time deposits of more than 365 days	$98,500	$—
Restricted cash	6,334	6,224

	$104,834	$6,224

6. Accounts Receivable

Accounts receivable as of December 31, are summarized as follows:

	As of December 31, 2011	As of December 31, 2010
Travel agencies and airlines clearing house	$74,955	$29,900
Credit cards	40,423	32,248
Cargo and other travel agencies	12,396	13,540
Mail	2,558	2,035
Other	16,502	15,241

	146,834	92,964
Provision for impairment	(4,537)	(4,190)

	$142,297	$88,774

COPA HOLDINGS, S. A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2011

(In US$ thousands)

6. Accounts Receivable (continued)

The following is an analysis of accounts receivable, due but not impaired, as of December 31,:

	As of December 31, 2011	As of December 31, 2010
Current	$83,859	$57,484
Past due 0 to 30 days	26,382	15,076
Past due 31 to 60 days	7,493	10,684
More than 60 days	29,100	9,720

	$146,834	$92,964

Current accounts receivable are those that do not show delays in their payments, according to the date agreed with the customer. The provision for impairment is made collectively when the Company estimates that it will not be able to collect all of the amounts past due. Movements in the provision for impairment of receivables were as follows:

	As of December 31, 2011	As of December 31, 2010
Balance at beginning of year	$4,190	$4,730
Additions	5,019	4,797
Write-offs	(4,672)	(5,337)

Balance at end of year	$4,537	$4,190

COPA HOLDINGS, S. A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2011

(In US$ thousands)

7. Expendable parts and supplies

Expendable parts and supplies as of December 31, are summarized as follows:

	As of December 31, 2011	As of December 31, 2010
Material for repair and maintenance (at net realizable value)	$36,527	$34,981
Purchases in transit (at cost)	4,049	9,930
Other inventories (at cost)	1,806	1,071

	$42,382	$45,982

The amount of expendable parts and supplies recognized as an expense in the consolidated statement of income in “Maintenance, material and repairs” was $18.1 million in 2011, $17.5 million in 2010 and $15.6 million in 2009.

8. Prepaid expenses

Prepaid expenses as of December 31, are summarized as follows:

	As of December 31, 2011	As of December 31, 2010
Prepaid taxes	$12,550	$10,662
Prepaid commissions	4,195	3,038
Prepaid insurance	7,624	6,136
Prepaid rent	3,342	1,772
Prepaid - other	12,347	10,181

	$40,058	$31,789

COPA HOLDINGS, S. A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2011

(In US$ thousands)

9. Other current assets

Other current assets as of December 31, are summarized as follows:

	As of December 31, 2011	As of December 31, 2010
Derivatives financial instruments	$18,605	$21,946
Others	4,050	2,676

	$22,655	$24,622

10. Other assets

Other assets as of December 31, are summarized as follows:

	As of December 31, 2011	As of December 31, 2010
Guaranty deposits	$17,066	$11,130
Deposits for litigation	18,404	16,347
Maintenance deposits	73,780	69,475
Other assets	16,159	8,813

	$125,409	$105,765

Guaranty deposits are amounts paid to fuel suppliers and lessors of monthly lease payments, as require at the inception of the agreements.

Deposit for litigation is paid into escrow account until the related dispute is settled. (see note 25)

Maintenance deposits mainly refer to payments made by the Company for overhaul covered by power by the hour arrangements to be used for future engines maintenance events, and for payments to lessors to be applied to future maintenance events cost. Maintenance deposits paid do not transfer either obligation to maintain aircraft or cost risk associated with maintenance activities to lessors or providers.

COPA HOLDINGS, S. A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2011

(In US$ thousands)

11. Property, plant and equipment, net

A summary of equipment and leasehold improvements as of December, 31 2011, are as follows:

		Ramp and			Furniture,
		Miscellaneous			Fixtures,
	Aircraft	Flight			Equipment	Leasehold	Construction
	Components	Equipment	Airframe	Engines	and Other	Improvements	in Progress	Total
At January 1, 2011, net of accumulated depreciation and amortization	$72,027	$9,581	$887,172	$575,089	$5,032	$8,552	$9,103	$1,566,556
Additions	12,616	2,977	156,526	87,179	2,487	6	5,004	266,795
Reclassifications	2,336	24	(5,517)	—	(250)	1,611	(1,716)	(3,512)
Disposals	(1,876)	(551)	(306)	0	(1,404)	—	(100)	(4,237)
Disposals depreciation	256	561	3,015	—	1,770	2	—	5,604
Depreciation and amortization	(4,481)	(2,846)	(41,811)	(19,699)	(2,359)	(2,106)	—	(73,302)

At December 31, 2011, net of accumulated depreciation and amortization	$80,878	$9,746	$999,079	$642,569	$5,276	$8,065	$12,291	$1,757,904

At January 1, 2011
At cost	$85,908	$27,256	$1,034,054	$650,194	$19,099	$15,882	$9,103	$1,841,496
Accumulated depreciation and amortization	(13,881)	(17,675)	(146,882)	(75,105)	(14,067)	(7,330)	—	(274,940)

Net carrying amount	$72,027	$9,581	$887,172	$575,089	$5,032	$8,552	$9,103	$1,566,556

At December 31, 2011
At cost	$102,009	$29,623	$1,185,014	$737,197	$20,908	$17,518	$12,291	$2,104,560
Accumulated depreciation and amortization	(21,131)	(19,877)	(185,935)	(94,628)	(15,632)	(9,453)	—	(346,656)

Net carrying amount	$80,878	$9,746	$999,079	$642,569	$5,276	$8,065	$12,291	$1,757,904

52 aircraft with a carrying value of $1.6 billion are pledged as collateral for the obligation of the special purpose entities.

COPA HOLDINGS, S. A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2011

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

December 31, 2011

(In US$ thousands)

12. Purchase deposits for flight equipment

A detail of purchase deposit for flight equipment for the years ended December 31, is as follows:

Pre-Delivery
Payments
At January 1, 2010	$198,697
Additions	164,566
Capitalize transfers	(157,291)

Year ended December 31, 2010	205,972

Additions	175,354
Capitalize transfers	(139,039)

Year ended December 31, 2011	$242,287

13. Intangible assets

A detail of intangibles assets as of December 31, is as follows:

	As of December 31, 2011	As of December 31, 2010
Routes	$30,908	$31,371
Brand name	3,466	4,482
Software and licenses	12,673	7,612

	$47,047	$43,465

At the acquisition date both (routes and brand name) were valued and recognized as intangible assets with an indefinite useful life, and recorded in Colombian pesos, which is the functional currency of the subsidiary. Variations year over year, in the value of the routes correspond to the changes in the USD / Colombian Peso exchange rates.

COPA HOLDINGS, S. A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2011

(In US$ thousands)

13. Intangible assets (continued)

During the third quarter of 2010, AeroRepública began to operate under Copa Colombia brand, causing a change in management’s assumption from indefinite life to 5 years for the AeroRepública’s brand name. Based on the change of the commercial name, an impairment loss was recognized for $1.5 million during 2010. The remaining balance of this intangible asset is being amortized over 5 years.

A detail of routes and brand name rights for the years ended December 31, is as follows:

	Years Ended
	December 31, 2011	December 31, 2010
Balance at beginning of year	$35,853	$34,973
Changes in exchange rates	(596)	2,380
Impairment of brand name	—	(1,500)
Amortization of brand name	(883)	—

Balance at end of year	$34,374	$35,853

A detail of licenses and software rights as of December 31, is as follows:

	Years Ended
	December 31, 2011	December 31, 2010
Balance at beginning of year, net of amortization	$7,612	$7,620
Additions—internal development	178	946
Additions—acquired separately	2,123	893
Intangibles in process—completed	(2,148)	(1,839)
Intangibles in process—additions	7,064	2,175
Disposals	—	(652)
Disposals amortization	—	652
Amortization	(2,156)	(2,183)

Balance at end of year, net of amortization	$12,673	$7,612

Intangibles, at cost	$18,104	$15,803
Intangibles in process	6,849	1,933
Accumulated amortization	(12,280)	(10,124)

Net value	$12,673	$7,612

COPA HOLDINGS, S. A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2011

(In US$ thousands)

13. Intangible assets, net (continued)

Movements in goodwill were as follows:

	Years Ended
	December 31, 2011	December 31, 2010
Balance at beginning of year	$25,475	$23,852
Change in exchange rates	(376)	1,623

Balance at end of year net of exchange rates	$25,099	$25,475

14. Long-term Debt

At December 31, long-term debt consisted of the following:

	As of December 31, 2011	As of December 31, 2010
Long-term fixed rate debt (secured fixed rate indebtedness due through 2023 effective rates ranged from 1.81% to 6.07%)	$661,972	$526,288

Long-term variable rate debt (secured variable rate indebtedness due through 2023 effective rates ranged from 0.50% to 2.08%)	400,754	463,253

Lines of credit	5,000	—

Sub-total	1,067,726	989,541
Less current maturities	131,069	100,860

Long-term debt less current maturities	$936,657	$888,681

COPA HOLDINGS, S. A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2011

(In US$ thousands)

14. Long-term Debt (continued)

Maturities of long-term debt for the next five years are as follows:

Year ending December 31,
2012	$131,069
2013	$95,811
2014	$131,022
2015	$128,085
2016	$104,404
Thereafter	$477,335

As of December 31, 2011 and 2010, the Company had $651.3 and $547.1 million of outstanding indebtedness, respectively, that is owed to financial institutions under financing arrangements guaranteed by the Export-Import Bank of the United States. The Export-Import Bank guarantees support 85% of the net purchase price of the aircraft and are secured with a first priority mortgage on the aircraft in favor of a security trustee on behalf of Export-Import Bank.

The Company’s Export-Import Bank supported financings are amortized on a quarterly basis, are denominated in U.S. Dollars and originally bear interest at a floating rate linked to LIBOR. The Export-Import Bank guaranteed facilities typically offer an option to fix the applicable interest rate. The Company has exercised this option with respect to $600.1 million as of December 31, 2011.

The Company effectively extends the maturity of its aircraft financing to 15 years through the use of a “Stretched Overall Amortization and Repayment,” or SOAR, structure which provides serial draw-downs calculated to result in a 100% loan accreting to a recourse balloon at the maturity of the Export-Import Bank guaranteed loan which totaled $88.7 million as of December 31, 2011.

The Company also typically finances a portion of the purchase price of the Boeing aircraft through commercial loans which totaled $1.7 million as of December 31, 2011.

As of December 31, 2011 the Company has one unused commitment for long-term financing agreements for approximately $270 million to acquire seven (7) Boeing 737-800 aircraft to be delivered between March and October 2012.

COPA HOLDINGS, S. A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2011

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

The provisions detail as of December 31, is as follows:

	As of December 31, 2011	As of December 31, 2010
Provisions and estimations	$5,641	$27,332
Labor related provisions	24,831	20,282

	$30,472	$47,614

16. Other current liabilities

Other current liabilities as of December 31, are summarized as follows:

	As of December 31, 2011	As of December 31, 2010
Derivative financial instruments	$6,831	$6,503
Vacation payable	1,453	1,439
Others	5,561	2,992

	$13,845	$10,934

COPA HOLDINGS, S. A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2011

(In US$ thousands)

17. Other long-term liabilities

A detail of other long-term liabilities as of December 31, 2011 is as follows:

	Provision for	Provision for	Provision for	Other long
	contingencies	litigations	return condition	term liabilities	Total
At 1 January 2011	378	16,684	14,680	1,961	33,703
Arising during the year	77	2,186	9,051	228	11,542
Utilized	(357)	(14)		(137)	(508)
Others	(14)			(66)	(80)

At 31 December 2011	84	18,856	23,731	1,986	44,657

Provision for contingencies

A provision is recognized for expected warranty claims based in labor legal cases. This provision will be used in the next 12 months.

Provision for litigations

Provisions for litigation in process (Note 25- commitments and contingencies).

Provision for return condition

For certain operating leases, the Company is contractually obliged to return aircraft in a defined condition. The Company accrues for restitution costs related to aircraft held under operating leases at the time the asset does not meet the return conditions criteria and throughout the remaining duration of the lease. During 2011 the Company increased, based on new information, its estimates for the provision of aircraft return condition in the amount of $5.7 million.

Other long term liabilities

Provision for non-compete agreement is created for payment to senior management related to covenants not to compete with us in the future.

COPA HOLDINGS, S. A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2011

(In US$ thousands)

18. Accounts and Transactions with Related Parties

The accounts receivable from and accounts payable to related parties detail at December 31, are as follows:

	As of December 31, 2011	As of December 31, 2010
Accounts receivable from related parties:

ASSA Compañía de Seguros, S.A.	$673	$563
Others	31	50

	$704	$613

	As of December 31, 2011	As of December 31, 2010
Accounts payable to related parties
ASSA Compañía de Seguros, S.A.	$7,883	$6,393
Petróleos Delta	13,996	4,281
Others	195	266

	$22,074	$10,940

The Company does not consider United Continental as related company since management believes the current agreements in place do not meet the criteria to classify the relationship as that of a related party. The relationship between both companies is associated to commercial and services agreements which are deemed to be alliance in nature.

COPA HOLDINGS, S. A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2011

(In US$ thousands)

18. Accounts and Transactions with Related Parties (continued)

Transaction with related parties detail for the year ended December 31, are as follows:

Related Party	Transaction	Amount of transaction 2011	Amount of transaction 2010	Amount of transaction 2009
Banco General	Debt	705	1,515	2,261
	Interest received	1,249	100	398
	Interest paid	51	988	170
ASSA Compañía de Seguros, S.A.	Insurance	30	30	30
Petróleos Delta	Purchase jet Fuel	283,174	170,727	116,120
Desarrollo Inmobiliario del Este, SA	Property	2,055	2,018	1,947
Galindo, Arias & López	Legal services	511	608	367
Motta Internacional & Global Brands	Payments	857	821	637
RD Nexos	Advertising	339	616	1,000
Call Center Corporation	Call center	2,593	3,869	3,312
Telecarrier, S.A.	Payments	—	754	863

Banco General: The Company’s shareholders own approximately 40% of BG Financial Group, which is the controlling company of Banco General.

ASSA Campania de Seguros, S.A.: An insurance company controlled by the Company’s controlling shareholders, is used to provide substantially all of the Company’s insurance.

Petróleos Delta: The fuel company, during 2005 entered into a contract with The Company to supply its jet fuel needs. The contract has a one year term that automatically renews for one year period unless terminated by one of the parties.While the Company’s controlling shareholders do not hold a controlling equity interest in Petróleos Delta, S.A., various members of the Company’s Board of Directors also are board members of Petróleos Delta, S.A.

COPA HOLDINGS, S. A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2011

(In US$ thousands)

18. Accounts and Transactions with Related Parties (continued)

Desarrollo Inmobiliario del Este, SA: The Company leases five floors consisting of approximately 104,000 square feet of the building from Desarrollo Inmobiliario, an entity controlled by the same group of investors that controls CIASA.

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

RD Nexos: The advertising agency that the Company uses in Panama is RD Nexos, S.A., formerly owned by the brother-in-law of the Chief Executive Officer and where his brother has minority stake.

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

Compensation of Key Management Personnel

The Company paid in compensation to its key management personnel the following amounts:

	Years ended
	December 31, 2011	December 31, 2010	December 31, 2009
Short-term employees benefits	$3,281	$3,500	$2,700
Post-employment pension	64	68	52
Stock based compensation	4,100	4,000	4,661

	$7,445	$7,568	$7,413

The Company has not set aside any other additional funds for future payments to executive officers, other than pursuant to a non-compete agreement for $3.0 million established in 2006.

COPA HOLDINGS, S. A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2011

(In US$ thousands)

19. Exchange Rate Difference

Results of operations are translated at average exchange rates in effect during the period. Foreign exchange gains and losses are included in the exchange rate difference line in the consolidated statement of income for the year.

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

In addition, we have significant cash balances in Bolivars subject to Venezuelan exchange controls. Since 2003, under the Venezuelan foreign exchange control regime, foreign companies are required to obtain Venezuelan government approval to exchange Bolivars into U.S. dollars at the fixed official exchange rate for the purpose of transferring funds out of Venezuela. Furthermore, since 2008 foreign companies with operations in Venezuela have experienced increasing delays in obtaining such government approvals. On January 27, 2010 the Venezuelan government announced that it would apply the exchange rate of VEB 2.60 per U.S. dollar to all authorization requests in process of approval by the Venezuela Central Bank through January 8, 2010. As a result, the Company’s losses related to the devaluation of these funds were approximately $1.7 million and $19.7 million for the years ended December 31, 2011 and 2010, respectively.

COPA HOLDINGS, S. A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2011

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

At December 31, 2011, the scheduled future minimum lease rental payments required under aircraft and non-aircraft operating leases that have initial or remaining non-cancelable lease terms in excess of one year are as follows:

	Aircraft	Engines and Other
Up to one year	$56,291	$8,316
One to five years	175,904	14,668
Over five years	58,421	2,313

Total minimum lease rental payments	$290,616	$25,297

Total rent expense was $87.4 million, $72.8 million and $61.7 for the years ended December 31, 2011, 2010 and 2009, respectively.

COPA HOLDINGS, S. A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2011

(In US$ thousands)

21. Income Taxes

Expense income tax for the years ended at December 31, are attributable to the following:

	For the year ended December 31, 2011	For the year ended December 31, 2010	For the year ended December 31, 2009
Current tax expense
Current period	$26,966	$26,460	$15,794
Under provided in prior periods	—	1,151	—

	26,966	27,611	15,794

Deferred tax expense
Origination and reversal of temporary differences	8,620	(8,645)	11,100

Total income tax expense	$35,586	$18,966	$26,894

The balances of deferred taxes are as follows:

	Consolidated Statement of Financial Position			Consolidated Statement of Income
	2011	2010	2009	2011	2010	2009
Deferred tax liabilities
Intangible	(11,344)	(11,831)	(11,541)	(314)	(493)	—
Reserve for maintenance	(8,909)	(4,567)	(4,446)	4,255	116	714
Prepaid dividend tax	(3,228)	(1,324)	(7,060)	1,904	(5,737)	7,060
PP&E	(3,486)	(2,303)	(575)	1,200	1,728	3,828
Others	(3,477)	(2,622)	(2,928)	661	(147)	210

	(30,444)	(22,647)	(26,550)	7,706	(4,533)	11,812

Deferred tax assets
Return conditions	2,453	2,976	1,761	494	(1,210)	(550)
Others	5,124	5,497	2,554	410	(2,902)	(162)

	7,577	8,473	4,315	904	(4,112)	(712)

Net deferred tax liabilities	(22,867)	(14,174)	(22,235)	8,610	(8,645)	11,100

COPA HOLDINGS, S. A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2011

(In US$ thousands)

21. Income Taxes (continued)

The aggregate amount of temporary differences associated with investments in subsidiaries, branches and associates and interests in joint ventures, for which deferred tax liabilities have not been recognized is $14,550.

Reconciliation of effective tax rate is as follows:

	For the year ended December 31, 2011		For the year ended December 31, 2010		For the year ended December 31, 2009
Net income		310,425		241,057		249,087
Total income tax expense		35,586		18,966		26,894

Profit excluding income tax		346,011		260,023		275,981

Income taxes at Panamanian statutory rates	25.0%	86,503	27.5%	71,506	30.0%	82,794
Panamanian gross tax election					(1.7%)	(4,630)
Effect of tax rates in non-Panamanian jurisdictions	(3.9%)	(13,374)	(9.2%)	(23,992)	(7.3%)	(20,086)
Exemption in non-taxable countries	(10.9%)	(37,543)	(11.4%)	(29,699)	(11.3%)	(31,184)
Under (over) provided in prior periods	0.0%	—	0.4%	1,151	0.0%	—

Provision for income taxes	10.3%	35,586	7.3%	18,966	9.7%	26,894

COPA HOLDINGS, S. A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2011

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

The total compensation cost recognized for non-vested stock and options awards was $7.7 million, $4.0 million and $4.7 in 2011,2010 and 2009, respectively, and was recorded as a component of “Salaries and benefits” within Administrative expenses.

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

A summary of the terms and conditions, properly approved by the Compensation Committee of our Board of Directors, relating to the grants of the non-vested stock award under the equity compensation plan is as follows:

Grand Date	Number of Instruments	Vesting Conditions	Contractual life
March, 2006	847,625	15% first three anniversaries, 25% fourth and 30% fifth anniversary	5 years
March, 2006	88,025	Second anniversary	2 years
March, 2007	16,955	One-third every anniversary	3 years
March, 2008	73,374	One-third every anniversary	3 years
March, 2009	113,714	One-third every anniversary	3 years
March, 2010	52,567	One-third every anniversary	3 years
March, 2011	43,464	One-third every anniversary	3 years
March, 2011	220,000	15% first two anniversaries, 20% third anniversary, 30% fourth anniversary and 20% fifth anniversary	5 years
March, 2011	55,000	Fifth anniversary	5 years

COPA HOLDINGS, S. A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2011

(In US$ thousands)

22. Share-Based Payments (continued)

Non-vested stock awards were measured at their fair value, which is the same amount for which a similarly restricted share would be issued to third party, on the grant date. For the 2011 grants, the fair value of these non-vested stocks award was $56.57 ($53.92—2010).

A summary of non-vested stock award activity under the plan as of December 31, 2011 and 2010 with changes during these years are as follows:

	Shares
	2011	2010
Non-vested at January 1st	365,727	569,766
Granted	318,464	52,567
Vested	(298,206)	(252,704)
Forfeited	(584)	(3,902)

Non-vested at December 31st	385,401	365,727

The Company uses the accelerated attribution method to recognize the compensation cost for awards with graded vesting periods. The Company estimates that the remaining compensation cost, not yet recognized for the non-vested stock awards, is $12.2 million with a weighted average remaining contractual life of 2.1 years. Additionally, the Company estimates that the 2012 compensation cost related to this plan will be $5.3 million.

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

COPA HOLDINGS, S. A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2011

(In US$ thousands)

22. Share-Based Payments (continued)

Stock Options (continued)

A summary of options award activity under the plan as of December 31, 2011 and changes during the year is as follows:

Shares
Outstanding at January 1, 2011	32,639
Granted	—
Exercised	—
Forfeited or expired	—

Outstanding at December 31, 2011	32,639

The Company uses the accelerated method to recognize the compensation cost for stock options. There is no additional compensation cost to be recognized for stock options and the weighted average contractual life is 5.2 years.

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

COPA HOLDINGS, S. A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2011

(In US$ thousands)

23. Earnings per share (continued)

The following reflects the income and share data used in the basic and diluted earnings per share computations:

	For the year ended December 31, 2011	For the year ended December 31, 2010	For the year ended December 31, 2009
Net income	$310,425	$241,057	$249,087
Denominator for basic and diluted earnings per share
Weighted average common shares outstanding	43,823	43,534	43,308
Non-vested dividend participating shares	670	462	603

Total shares for basic and diluted earnings per share	44,493	43,996	43,911
Earnings per share
Basic and diluted	$6.98	$5.48	$5.67

Options to purchase 32,639 shares of common stock at $53.14 per share outstanding at the end of 2011 were excluded in the computation of diluted EPS because the option’s exercise price was greater than the average market price of the common shares.

24. Dividends paid

Dividends declared and paid were 1.64 cents per share in 2011.

25. Commitments and Contingencies

The Company has 2 purchase contracts with Boeing, one for 23 Boeing 737-Next Generation aircraft, under which the Company has seventeen (17) firm orders and six (6) purchase options, and another order for thirty (30) Boeing 737-Next Generation aircraft, under which the company has twenty (20) firm orders and ten (10) purchase options. Additionally, the Company has six purchase options with Embraer for Embraer 190 aircraft. The firm orders have an approximate value of $3.3 billion based on aircraft list prices, including estimated amounts for contractual price escalation and pre-delivery deposits. The Company is scheduled to take delivery of the aircraft underlying the 23 firm orders between 2011 and 2015, and the aircraft underlying the 30 firm orders between 2015 and 2018.

COPA HOLDINGS, S. A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2011

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

As of December 31, 2011, the Company was in compliance with all required covenants.

Labor Unions

Approximately 58% of the Company’s 7,609 employees are unionized. There are currently nine (9) union organizations; five (5) covering employees in Panama and four (4) covering employees in Colombia.

The five (5) unions covering employees in Panama include: the pilots’ union (UNPAC); the flight attendants’ union (SIPANAB); the mechanics’ union (SITECMAP); the traffic agents’ union (UGETRACO); and a generalized union (SIELAS), which represents ground personnel, messengers, drivers, traffic agents, counter agents and other non-executive administrative staff.

Copa Airlines entered into collective bargaining agreements with its mechanics’ union (SITECMAP) in April 2009; its general union (SIELAS) in July 2008; its pilot union (UNPAC) in November 2007 and its flight attendants’ union (SIPANAB) in March 2010.

Collective bargaining agreements in Panama are typically between three and four years terms.

Recently, Copa Airlines closed the negotiation of a final statement of alleged violations submitted by SIELAS. We started negotiations with UNPAC for a new collective bargaining agreement with a target completion date of August 2012. Copa Airlines has traditionally experienced good relations with its unions.

The four (4) unions covering employees in Colombia are: Pilots’ union (ACDAC) which communicated to Ministry of Labor its decision to negotiate with Copa Airlines Colombia, bill of petitions is expected and can occur until June 30, 2012. Flight attendants’ union (ACAV) with which Copa Airlines Colombia started negotiations on October 10, 2011 that lasted until November 29, the arbitration process is to be initiated.

COPA HOLDINGS, S. A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2011

(In US$ thousands)

25. Commitments and Contingencies (continued)

Industry union in Colombia (SINTRATAC) created in August, 2010. During flight attendants union negotiations received more affiliates and presented bill of petitions on November 23, 2011. Negotiations were held without agreement, so arbitration is to be initiated. Mechanics Union in Colombia (ACMA) which presented bill of petitions along with Industry Union negotiations without agreement, so arbitration in process to be initiated.

Typically, collective bargaining agreements in Colombia have terms of two to four years. Although Copa Colombia usually settles many of its collective bargaining agreement negotiations through arbitration proceedings, it has traditionally experienced good relations with its unions.

Lines of Credit for Working Capital and Letters of Credit

The Company maintained available facilities for letters of credit with several banks with outstanding balances of $33.7 million and $26.8 million at December 31, 2011 and 2010, respectively. These letters of credit are pledged mainly for operating lessors, maintenance providers and airport operators. Of this total, $0.2 million are letters of credit opened on behalf of Copa Colombia for the same purposes listed above.

Copa Airlines has lines of credit at total amount of $142.1 million, in which it has committed lines of credit totaling $58 million, including one line of credit for $15 million and one overdraft line of credit of $3 million with Banco General, an overdraft line of credit of $10 million with Towerbank and a line of credit of $30 million with Banco Nacional de Panamá. These lines of credit have been put in place to bridge liquidity gaps and for other potential contingencies.

As of December 31, 2011 Copa Airlines has an outstanding balance of $5 million dollars with Citibank.

Litigation

The Company is the plaintiffs in an action filed against INFRAERO, Brazil’s airport operator, in October of 2003 challenging the legality of the Additional Airport Tariffs (Adicional das Tarifas Aeroportuárias, or ATAERO), which is a 50% surcharge imposed on all airlines which fly to Brazil. Similar suits have been filed against INFRAERO by other major airline carriers. In its case, the court of first instance ruled in favor of INFRAERO and has appealed the judgment. During the pendency of the litigation, the Company continues to pay the amounts of ATAERO due into an escrow account and as of December 31, 2011, the aggregate amount in such account totaled US$18 million. In the event the Company receives a final unfavorable judgment, it will be required to release the escrowed fund to INFRAERO and will not be able to recover such amounts. The Company does not, however, expect the release of such amounts to have a material impact on its financial results.

COPA HOLDINGS, S. A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2011

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

Also the Company has risks that are common in its industry and these are mitigated through derivatives contracts. The main risk associated with the industry is the variation in fuel prices, which the Company mitigates through derivatives instruments contracts.

The Company periodically enters into transactions for derivative financial instruments, namely, fuel derivative instruments, with the purpose of providing for short to mid-term hedge protection (generally three to eighteen months) against sudden and significant increases in jet fuel prices, while simultaneously ensuring that the Company is not competitively disadvantaged in the event of a substantial decrease in the price of jet fuel. The Company does not hold or issue derivative financial instruments for trading purposes.

The Company’s derivative contracts did not qualify as hedges for financial reporting purposes. Accordingly, changes in fair value of such derivative contracts, which amounted to $3.5 million and $11.7 million in years 2011 and 2010, respectively, were recorded as a component of “Other, net” in the consolidated statement of income.

The fair value of derivative contracts amounted to $18.6 and $(0.4) million at December 31, 2011 and $21.9 million at December 31, 2010 and was recorded in “Other current assets” and “Other current liabilities” in the consolidated statement of financial position. The Company’s purchases of jet fuel are made substantially from one supplier.

At December 31, 2011, the Company held derivative instruments for 20% of its projected fuel consumption for 2012, in comparison with 27% of its 2011 fuel expense.

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

The sensitivity of a possible change in the price of jet fuel, with all other variables held constant, of the Company’s income before income taxes if the price of jet fuel were to increase or decrease by 5% would be $27,361 in 2011.

COPA HOLDINGS, S. A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2011

(In US$ thousands)

26. Objectives and Policies for Managing Financial Risk (continued)

26.2 Market Risk

Foreign Currency Risk

Foreign exchange risk is originated when the Company performs transactions and maintains monetary assets and liabilities in currencies that are different from the functional currency of the Company. Assets and liabilities in foreign currency are converted with the exchange rates at the end of the period, except for non-monetary assets and liabilities that are converted at the equivalent cost of the (US$) United States dollar at the acquisition date and maintain at the historical rate. The results of operations are converted with the average exchange rates that were in place during the period. Earnings and losses deriving from exchange rates are included within “Exchange rate difference” in the consolidated statement of income.

In 2011, approximately 68% of the Company’s expenses and 40% of its revenues are denominated in dollars. The rest of revenue and expenses are denominated in currencies of countries the Company flies to, on which the most significant is the Colombian Peso. Generally, the Company’s exposure to foreign currency risk is limited to a period of up to two weeks, from the moment that the sale is completed until the funds are repatriated to Panama in dollars.

If the devaluation percentage of the most representatives currencies would have been 5% during 2011 and the remaining market variables were constant, the pretax income would have fallen by $0.32 million in 2011. The decrease origin would be principally for exchange losses, due to the repatriation of the currency, due to the Company generally maintains more assets than liabilities in foreign currency, basically cash and cash equivalents.

Due to exchange controls in Venezuela, however, the Company often experiences additional delays converting cash generated from its local operations in Venezuela.

COPA HOLDINGS, S. A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2011

(In US$ thousands)

26.2 Market Risk (continued)

Foreign Currency Risk (continued)

The following chart summarized the Company’s exchange risk exposure (assets and liabilities denominated in foreign currency) at December 31:

	As of December 31, 2011	As of December 31, 2010
Assets
Cash and cash equivalents	$155,303	$96,551
Accounts receivables, net	76,384	52,727
Prepaid expenses	11,043	10,444
Other assets	78,695	80,664

Total assets	$321,425	$240,386

Liabilities
Loans	$400	$2,905
Accounts payables suppliers and agencies	63,366	35,990
Accumulated taxes and expenses payables	42,938	28,951
Air traffic liability	6,797	2,054
Other liabilities	20,779	18,782

Total liabilities	134,280	88,682

Net position	$187,145	$151,704

From time to time the Company enters into factoring agreements on receivables outstanding or credit card sales in certain countries.

COPA HOLDINGS, S. A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2011

(In US$ thousands)

26.3 Credit Risk

The credit risk is originated from cash and cash equivalents, deposits in banks, investments in financial instruments and accounts receivables and consist in the risk that the counterparty could not be capable to fulfill its contracted obligations, causing financial losses to the Company. The Company, to mitigate the credit risk arising from deposit in banks and investments in financial instruments, only conducts business with financial instruments that have investment grade of Fitch and Standard & Poor above BBB- with strength and liquidity indicators aligning with or above the market average. Also, for the credit risk originated for commercial accounts receivables, the Company does not consider it is a significant one, since most of the accounts receivables can be easily converted into cash, usually in periods no longer than one month. Accounts receivables from cargo agencies are more likely to be exposed to credit risk, but this is mitigated with the established policies to make sure that the credit sales are to clients with good credit history. Specific credit limits and payment terms have been established according to periodic analysis of the payment capacity of the clients.

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

26.4 Interest Rates and Cash Flow Risk

The income and operating cash flow of the Company are substantially independent of changes in interest rates, because the Company does not have significant assets that generate interest except for surplus cash and cash equivalents and short and long-term investments.

The interest rate risk is originated mainly for long term aircraft lease payments. These long term lease payments at variable interest rates expose the Company to cash flow risk. To mitigate the effect of variable cash flows associated to contracted rates and transform them into fixed rates, the Company has entered into one Interest Rates Swap contract to hedge against market rates fluctuations. This interest rates hedge contract has been designated and qualified as cash flow hedge contracts with changes in fair value recorded in “Other current assets” or in “Other current liabilities” in the consolidated statement of financial position and offset in “Accumulated other comprehensive income (loss)”.

COPA HOLDINGS, S. A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2011

(In US$ thousands)

26.4 Interest Rates and Cash Flow Risk (continued)

At December 31, 2011, the fixed interest rates vary from 1.81% to 6.07% and the main floating rate is LIBOR. Gains and losses recognized in the other comprehensive income in equity on interest rate swap contracts as of December 31, 2011 will be continuously released to the consolidated statement of income until the repayment of the debt.

The fair value of the interest rate swap hedge derivative contract amounted to $6,464 and $6,504 at December 31, 2011 and 2010 respectively and is recorded as a component of “Other current liabilities” against the “Accumulated other comprehensive income (loss)”.

The ineffective portion of this contract, if any, is recognized in the consolidated statement of income as a component of “Other operating expenses”. During these periods there was no ineffectiveness of the hedging contracts.

26.5 Liquidity Risk

The Company’s policy requires having sufficient cash to fulfill its obligations. The Company maintains sufficient cash on hand and in banks or equivalents of easy realization into cash. The Company also has credit lines in financial institutions that allow it to withstand potential cash deficit to fulfill its short term commitments.

COPA HOLDINGS, S. A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2011

(In US$ thousands)

26.5 Liquidity Risk (continued)

The table below summarizes the Company’s financial liabilities according to their maturity date. The amounts in the table are the contractual undiscounted cash flows. Balances due within twelve months equal their carrying balances as the impact of discounting is not significant.

	Less than twelve months	1 to 4 years	More than four years
December 31, 2011
Long term debt	131,069	354,916	581,741
Accounts payable	92,842	—	—
Air traffic liability	297,135	—	—
Accounts payable to related parties	22,074	—	—
Other liabilities	115,540	80,948	—

December 31, 2010
Long term debt	100,860	425,781	462,900
Accounts payable	68,960	—	—
Air traffic liability	171,417	—	—
Accounts payable to related parties	10,940	—	—
Other liabilities	108,400	62,083	—

26.6 Capital Risk Management

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to provide returns for shareholders and benefits for other stakeholders and to maintain an optimal capital structure to reduce the cost of capital.

Consistent with others in the industry, the Company monitors capital on the basis of the gearing ratio. This ratio is calculated as net debt divided by total capital. Net debt is calculated as total borrowings (including current and non-current borrowings as shown in the consolidated statement of financial position) less cash and cash equivalents and short-term investments. Total capital is calculated as equity as shown in the consolidated statement of financial position plus net debt.

Following is summarized the gearing ratio of the Company:

As of December 31, 2011
Total loans payable (Note 14)	$1,067,726
Less: cash and cash equivalents and short-term investments	(506,146)

Net debt	561,580
Total equity	1,389,531
Total capital	$1,951,111

Gearing ratio	29%

COPA HOLDINGS, S. A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2011

(In US$ thousands)

26.7 Fair value measurement

A comparison by class of the carrying amounts and fair value of the Company’s financial instruments carried in the consolidated financial statements is as follows:

	Carrying amount		Fair value
	December 31, 2011	December 31, 2010	December 31, 2011	December 31, 2010
Financial assets
Cash and cash equivalents	$243,801	$207,690	$243,801	$207,690
Short term investments	$262,345	$194,913	$262,345	$194,913
Investments	$104,834	$6,224	$104,834	$6,224
Accounts receivable	$142,297	$88,774	$142,297	$88,774
Fuel derivatives	$18,605	$21,785	$18,605	$21,785
Currency derivatives	$—	$209	$—	$209

Financial liabilities
Accounts payable	$92,842	$68,960	$93,457	$68,960
Current maturities and long-term debt	$1,067,726	$989,541	$1,143,047	$1,088,560
Fuel derivatives	$366	$—	$366	$—
Interest rate hedges	$6,464	$6,504	$6,464	$6,504

The fair value of the financial assets and liabilities is included at the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale.

The following methods and assumptions were used to estimate the fair values:

•	Cash and cash equivalents, short term investments approximate their carrying amounts largely due to the short-term maturities of these instruments.

•

Accounts receivable are evaluated by the Company based on parameters such s interest rates, risk characteristics. Based on this evaluation, allowances are taken to account for the expected losses of these receivables.

•	Debts obligation, financial assets and financial liabilities are estimated by discounting future cash flows using the Company’s current incremental rate of borrowing for a similar liability.

COPA HOLDINGS, S. A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2011

(In US$ thousands)

26.7 Fair value measurement (continued)

Fair value measurement is classified entirely following the hierarchy level of fair value that was included in IFRS 7 Financial Instruments: Disclosures; as following:

Level 1: Quoted prices (unadjusted) in active markets for identical assets and liabilities.

Level 2: Inputs other than quoted prices including within level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is derived from prices).

Level 3: Inputs for the asset or liability that is not based on observable market data (that is unobservable inputs).

The following chart summarizes the Company’s financial instruments measured at fair value, classified according to the valuation method:

	Fair Value Measurement at Reporting Date Using
Description	December 31, 2011	Level 1	Level 2	Level 3

Assets
Fuel derivatives	18,605	—	18,605	—

Total assets	18,605	—	18,605	—

Liabilities
Interest rates hedges	6,464	—	6,464	—
Fuel derivatives	366	—	366	—

Total liabilities	6,831	—	6,831	—

COPA HOLDINGS, S. A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2011

(In US$ thousands)

27. Subsequent Events

Stock Grants

During first quarter of 2012, the Compensation Committee of the Company’s Board of Directors approved two (2) new awards. Awards were granted under these new plans for approximately 42,358 shares of non-vested stock, which will vest over a period of three (3) years. The Company estimates the fair value of these awards to be approximately $3.5 million and the 2012 compensation cost for these plans is $1.9 million.

28. Segment Reporting

Until December 2010 Management evaluated the financial and operating results of Copa Segment and Copa Colombia segment separately. With the change of structure during 2011, internal reporting has been changed and financial information is now reviewed at the consolidated level. Analysis is made for one segment, which is the information Management reviews in order to make decisions about resources to be deployed for the consolidated entity.

Information concerning operating revenue by principal geographic area for the period ended December 31 is as follows (in millions):

	As of December 31 2011	As of December 31 2010	As of December 31 2009
North America	$308.9	$215.3	$192.6
Central America and Caribbean	241.0	208.2	188.1
Colombia	270.7	245.0	246.4
Brazil	230.7	135.4	88.7
Venezuela	178.5	123.0	176.9
Others South America	380.3	281.0	228.2
Panama	220.8	206.9	135.1

	$1,830.9	$1,414.8	$1,256.0

We attribute revenue among the geographical areas based upon point of sales. Our tangible assets and capital expenditures consist primarily of flight and related ground support equipment, which is mobile across geographic markets and, therefore, has not been allocated.

