Form 20-F
period 2012-12-31
Copa Holdings, S.A.
filed 2013-04-29
CIK 1345105

As filed with the Securities and Exchange Commission on April 29, 2013

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2012

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: At December 31, 2012, there were outstanding 44,036,470 shares of common stock, without par value, of which 33,098,345 were Class A shares and 10,938,125 were Class B shares.

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

This annual report contains terms relating to operating performance that are commonly used within the airline industry and are defined as follows:

•	“Aircraft utilization” represents the average number of block hours operated per day per aircraft for the total aircraft fleet.

•	“Available seat miles” or “ASMs” represents the aircraft seating capacity multiplied by the number of miles the seats are flown.

•	“Average stage length” represents the average number of miles flown per flight.

•	“Block hours” refers to the elapsed time between an aircraft leaving an airport gate and arriving at an airport gate.

•	“Break-even load factor” represents the load factor that would have resulted in total revenues being equal to total expenses.

•	“Load factor” represents the percentage of aircraft seating capacity that is actually utilized (calculated by dividing revenue passenger miles by available seat miles).

•	“Operating expense per available seat mile” represents operating expenses divided by available seat miles.

•	“Operating revenue per available seat mile” represents operating revenues divided by available seat miles.

•	“Passenger revenue per available seat mile” represents passenger revenue divided by available seat miles.

•	“Revenue passenger miles” represents the number of miles flown by revenue passengers.

•	“Revenue passengers” represents the total number of paying passengers (including all passengers redeeming Mileage Plus frequent flyer miles and other travel awards) flown on all flight segments (with each connecting segment being considered a separate flight segment).

•	“Yield” represent the average amount one passenger pays to fly one mile.

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

Presentation of Financial and Statistical Data

Included elsewhere in this annual report are our audited consolidated statement of financial position as of December 31, 2012 and 2011, and the related audited consolidated statements of income, changes in shareholders’ equity and cash flows for the years ended December 31, 2012, 2011, and 2010.

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

The summary consolidated financial information as of December 31, 2012 and 2011, and for the years ended December 31, 2012, 2011, and 2010 has been derived from our audited consolidated financial statements included elsewhere in this annual report. The summary consolidated financial information as of December 31, 2010 and 2009, and for the year ended December 31, 2009, has been derived from our consolidated financial statements for these periods.

	Year Ended December 31, (in thousands of dollars, except share and per share data and operating data)
	2012	2011	2010	2009
INCOME STATEMENT DATA
Operating revenue:
Passenger revenue	2,163,136	1,747,102	1,338,581	1,189,706
Cargo, mail and other	86,252	83,819	76,225	66,370
Total operating revenues	2,249,388	1,830,921	1,414,806	1,256,076

Operating expenses:
Aircraft fuel	725,763	547,221	354,427	300,816
Salaries and benefits	247,405	213,094	178,845	157,045
Passenger servicing	217,137	160,725	133,718	125,150
Commissions	89,378	72,947	57,677	57,564

Reservations and sales	84,992	70,363	58,813	56,280
Maintenance, materials and repairs	92,166	70,969	62,229	55,720
Depreciation and amortization	89,217	75,458	62,962	50,876
Flight operations	104,993	83,782	70,648	60,873
Aircraft rentals	72,468	51,259	46,334	46,538
Landing fees and other rentals	46,233	41,881	40,320	33,628
Other	77,101	58,237	59,185	52,083
Special fleet charges(1)	—	—	—	19,417
Total operating expenses	1,846,853	1,445,936	1,125,158	1,015,990

Operating income	402,535	384,985	289,648	240,086

Non-operating income (expense):
Interest expense	(32,795)	(32,680)	(29,981)	(32,938)
Interest capitalized	—	—	—	693
Interest income	11,689	6,774	4,759	9,185
Other, net(2)	(15,086)	(13,068)	(4,403)	58,955

Total non-operating income, net	(36,192)	(38,974)	(29,625)	35,895
Income before income taxes	366,343	346,011	260,023	275,981
Provision for income taxes	39,867	35,586	18,966	26,894

Net income	326,476	310,425	241,057	249,087

STATEMENT OF FINANCIAL POSITION DATA
Total cash, cash equivalents and short-term investments	651,103	506,146	402,603	352,068
Accounts receivable, net	136,336	143,001	89,387	80,791
Total current assets	917,490	754,242	594,383	503,022
Purchase deposits for flight equipment	245,544	242,287	205,972	198,697
Total property and equipment	2,284,631	2,000,191	1,772,528	1,480,172
Total assets	3,479,500	3,065,796	2,555,997	2,161,209
Long-term debt	1,069,836	936,657	888,681	750,971
Total shareholders’ equity	1,536,544	1,389, 531	1,144,656	911,134
Capital stock	70,717	63,528	55,867	51,782
CASH FLOW DATA
Net cash provided by operating activities	538,026	498,289	292,801	291,299
Net cash used in investing activities	(654,605)	(468,250)	(445,432)	(160,314)
Net cash (used in) provided by financing activities	(54,299)	5,775	95,520	(87,849)
OTHER FINANCIAL DATA
EBITDA(3)	476,666	447,375	348,207	349,917
Aircraft rentals	72,468	51,259	46,334	46,538
Operating margin(4)	17.9%	21.0%	20.5%	19.1%
Weighted average shares used in computing net income per share (basic)	44,400,224	44,493,779	43,995,671	43,910,929
Weighted average shares used in computing net income per share (diluted)	44,400,224	44,493,779	43,995,671	43,910,929

Net income per share (basic)	7.35	6.98	5.48	5.67
Net income per share (diluted)	7.35	6.98	5.48	5.67
Dividends per share paid	$2.10	$1.64	$1.09	$0.37
Dividends per share paid in advance(5)	$2.25	—	—	—
Total number of shares at end of period	44,036,470	43,895,888	43,597,682	43,344,978
OPERATING DATA
Revenue passengers carried(6)	10,214	8,723	7,998	7,182
Revenue passenger miles(7)	12,499	10,198	8,416	7,397
Available seat miles(8)	16,567	13,352	10,950	9,911
Load factor(9)	75.4%	76.4%	76.9%	74.6%
Break-even load factor(10)	61.7%	60.1%	61.9%	55.3%
Total block hours(11)	313,321	255,638	221,298	206,726
Average daily aircraft utilization(12)	10.9	10.5	10.2	10.1
Average passenger fare	211.8	200.3	167.4	165.7
Yield(13)	17.31	17.13	15.91	16.08
Passenger revenue per ASM(14)	13.06	13.08	12.22	12.00
Operating revenue per ASM(15)	13.58	13.71	12.92	12.67
Operating expenses per ASM (CASM)(16)	11.15	10.83	10.28	10.25
Departures	112,551	99,864	95,004	88,294
Average daily departures	307.7	273.6	260.3	241.9
Average number of aircraft	78.5	67.5	59.7	56.3
Airports served at period end	64	59	52	51
On-Time Performance (17)	85.5%	89.5%	89.3%	88.5%
Stage Length (18)	1,076	1,017	919	923

(1)	Represents expenses related to costs associated with terms negotiated for the early termination of its MD-80 aircraft as a result of Copa Colombia’s transition to a more fuel efficient all Embraer-190 fleet in 2009, and also property, plant and equipment associated with the MD-80 fleet.
(2)	Consists primarily of changes in the fair value of fuel derivative contracts and foreign exchange gains/losses.
(3)	EBITDA represents net income plus the sum of interest expense, income taxes, depreciation and amortization minus the sum of interest capitalized and interest income. EBITDA is presented as supplemental information because we believe it is a useful indicator of our operating performance and is useful in comparing our operating performance with other companies in the airline industry. However, EBITDA should not be considered in isolation, as a substitute for net income prepared in accordance with IFRS or as a measure of a company’s profitability. In addition, our calculation of EBITDA may not be comparable to other companies’ similarly titled measures. The following table presents a reconciliation of our net income to EBITDA for the specified periods:

	2012	2011	2010	2009
Net income	326,476	310,425	241,057	249,087
Interest expense	32,795	32,680	29,981	32,938
Income taxes	39,867	35,586	18,966	26,894
Depreciation and amortization	89,217	75,458	62,962	50,876
Interest capitalized	0	0	0	(693)
Interest income	(11,689)	(6,774)	(4,759)	(9,185)
EBITDA	476,666	447,375	348,207	349,917

Aircraft rentals represent a significant operating expense of our business. Because we leased several of our aircraft during the periods presented, we believe that when assessing our EBITDA you should also consider the impact of our aircraft rentals.

(4)	Operating margin represents operating income as a percentage of operating revenues.
(5)	2012 dividend per share payment was accelerated from June 2013 to December 2012.

(6)	Total number of paying passengers (including all passengers redeeming MileagePlus frequent flyer miles and other travel awards) flown on all flight segments, expressed in thousands.
(7)	Number of miles flown by scheduled revenue passengers, expressed in millions.
(8)	Aircraft seating capacity multiplied by the number of miles the seats are flown, expressed in millions.
(9)	Percentage of aircraft seating capacity that is actually utilized. Load factors are calculated by dividing revenue passenger miles by available seat miles.
(10)	Load factor that would have resulted in total revenues being equal to total expenses. Excluding the effect of fuel derivative mark-to-market and special fleet charges, this figure would have been 58.3% in 2009, 61.2% in 2010, 59.6% in 2011, and 61.3% in 2012.
(11)	The number of hours from the time an airplane moves off the departure gate for a revenue flight until it is parked at the gate of the arrival airport.
(12)	Average number of block hours operated per day per aircraft for the total aircraft fleet.
(13)	Average amount (in cents) one passenger pays to fly one mile.
(14)	Passenger revenues (in cents) divided by the number of available seat miles.
(15)	Total operating revenues for passenger related costs (in cents) divided by the number of available seat miles.
(16)	Total operating expenses for passenger aircraft related costs (in cents) divided by the number of available seat miles.
(17)	Percentage of flights that arrive at the destination gate within fourteen minutes of scheduled arrival.
(18)	The average number of miles flown per flight.

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

The expansion of our business will also require additional skilled personnel, equipment and facilities. The inability to hire and retain skilled pilots and other personnel or secure the required equipment and facilities efficiently, cost-effectively, and on a timely basis, may adversely affect our ability to execute our growth strategy. In the past, the airline industry has experienced a pilot shortage that has disproportionately affected smaller and regional carriers. Expansion of our markets and flight frequencies may also strain our existing management resources and operational, financial and management information systems to the point where they may no longer be adequate to support our operations, requiring us to make significant expenditures in these areas. In light of these factors, we cannot assure you that we will be able to successfully establish new markets or expand our existing markets, and our failure to do so could harm our business and results of operations, as well as the value of our Class A shares.

Our performance is heavily dependent on economic and political conditions in the countries in which we do business.

Passenger demand is heavily cyclical and highly dependent on global and regional economic growth, economic expectations and foreign exchange rate variations. In the past, we have been negatively impacted by poor economic performance in certain emerging market countries in which we operate. Any of the following developments in the countries in which we operate could adversely affect our business, financial condition and results of operations:

•	changes in economic or other governmental policies, including exchange controls;

•	changes in regulatory, legal or administrative practices; or

•	other political or economic developments over which we have no control.

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

We currently finance our aircraft through bank loans and operating leases. In the past, we have been able to obtain lease or debt financing on terms attractive to us. We have obtained most of the financing for our Boeing aircraft purchases from commercial financial institutions utilizing guarantees provided by the Export-Import Bank of the United States. The Export-Import Bank provides guarantees to companies that purchase goods from U.S. companies for export, enabling them to obtain financing at substantially lower interest rates as compared to those that they could obtain without a guarantee. The Export-Import Bank does not provide similar guarantees in connection with financing for our aircraft purchases from Embraer since those aircraft are not exports from the United States. At December 31, 2012, we had $811.8 million of outstanding indebtedness that is owed to financial institutions under financing arrangements guaranteed by the Export-Import Bank. In February 2011, participants from the member states of the Organization for Economic Co-operation and Development (OECD), including the Export-Import Bank, agreed to a new common approach with respect to aircraft purchase financing (the “2011 Aircraft Sector Understanding”). The 2011 Aircraft Sector Understanding unifies the terms, conditions and procedures governing large and regional aircraft exports and in particular attempts to reduce the subsidies from which we benefit by setting forth increased minimum guarantee premium rates based on a borrower’s credit risk classification. Although aircraft delivered prior to December 31, 2012 pursuant to firm orders placed prior to December 31, 2010 continue to benefit from the previous regime, the 2011 Aircraft Sector Understanding is likely to increase our financing costs and may negatively affect our results of operation. As a result, we have begun exploring other financing arrangements, including entering into sale-leaseback transactions to finance future aircraft purchases. We cannot predict whether the Export-Import Bank’s credit support will continue to be available to us to fund future purchases of Boeing aircraft. The Export-Import Bank may in the future limit its exposure to Panama-based companies, to our airline or to airlines generally, or may encourage us to diversify our credit sources by limiting future guarantees.

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

Historically, we maintained a broad commercial and marketing alliance with Continental Airlines, Inc., or Continental. On October 1, 2010, Continental merged with United Airlines and became a wholly-owned subsidiary of United Continental Holdings, Inc. (“UAL”). All of the benefits from our previous alliance with Continental have been recognized by UAL. In addition, the DOT has issued a “route transfer order” document whereby the antitrust immunity granted to Continental Airlines and Copa Airlines is now in effect between UAL and Copa Airlines. This alliance allows us to enhance our network and, in some cases, offer our customers services that we could not otherwise offer. Our alliance has provided us with support in negotiations for aircraft purchases, insurance and fuel purchases, sharing of “best practices” and engineering support in our maintenance operations, and significant other intangible support. This support has assisted us in our growth strategy, while also improving our operational performance and the quality of our service.

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

In addition, if our alliance with UAL or our service agreements were terminated, our business, financial condition and results of operations would likely be materially and adversely affected. The loss of Copa’s codesharing relationship with UAL would adversely affect our revenues. We also rely on UAL’s Mileage Plus frequent flyer program, in which we participate globally and on a co-branded basis in Latin America. Our business may be adversely affected if this frequent flyer program does not remain a competitive marketing program. In addition, our competitors may benefit from alliances with other airlines that are more extensive than our alliance with UAL. We cannot predict the extent to which we will be disadvantaged by competing alliances. Our relationship with suppliers depends in part on our alliance with UAL.

We recently entered Star Alliance, and the expected benefits may not be realized.

During 2008, Continental Airlines announced its intention to leave the SkyTeam Alliance and join the Star Alliance, effective the fourth quarter of 2009. Due to our long-standing alliance relationship with Continental, and in order to ensure we remain fully aligned with Continental and now UAL on a number of important joint initiatives, we also exited the SkyTeam Alliance during the fourth quarter of 2009. In November 2010, Copa and Star Alliance jointly announced Copa’s intention to join Star Alliance. Copa officially joined Star Alliance on June 21st, 2012. One of our main competitors, Avianca-Taca, also joined Star Alliance in 2012. We cannot predict the extent to which participating in the same alliance as one of our direct competitors may impact our revenues, our ability for future growth, or any additional implications to our current operations. Any of these factors could result in additional costs and anticipated benefits may not be realized, which could have a material adverse effect on our business, results of operations and financial condition.

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

At the present time, Corporación de Inversiones Aereas, S.A., or CIASA, a Panamanian entity, is the record owner of all of our Class B voting shares, representing approximately 24.8% of our total share capital and all of the voting power of our capital stock.

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

Our business is heavily dependent on our operations at our hub at Panama City’s Tocumen International Airport. Substantially all of our Copa flights either depart from or arrive at our hub. Our operations and growth strategy is therefore, at least in part, dependent on its facilities and infrastructure, including the success of its multi-phase expansion projects certain of which have been completed and others which are underway and are expected to be completed in 2017. Due to the magnitude of the construction required for a proposed new south terminal, we may experience logistical issues and/or be subject to increased passenger taxes and airports charges related to the financing of the construction.

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

Tocumen International Airport is operated by a corporation that is owned and controlled by the government of the Republic of Panama. We depend on our good working relationship with the quasi-governmental corporation that operates the airport to ensure that we have adequate access to aircraft parking positions, landing rights and gate assignments for our aircraft to accommodate our current operations and future plans for expansion. The corporation that operates Tocumen International Airport does not enter into any formal, written leases or other agreements with airlines that govern rights to use the airport’s jet ways or aircraft parking spaces. Therefore, we do not have contractual recourse in the event the airport authority assigns new capacity to competing airlines, reassigns our resources to other aircraft operators, raises fees or discontinues investments in the airport’s maintenance and expansion. Any of these events could result in significant new competition for our routes or could otherwise have a material adverse effect on our current operations or ability for future growth.

We are exposed to increases in airport charges, taxes and various other fees and cannot be assured access to adequate facilities and landing rights necessary to achieve our expansion plans.

We must pay fees to airport operators for the use of their facilities. Any substantial increase in airport charges, including at Tocumen International Airport, could have a material adverse impact on our results of operations. Passenger taxes and airport charges have increased in recent years, sometimes substantially. Certain important airports that we use may be privatized in the near future which is likely to result in significant cost increases to the airlines that use these airports. We cannot assure you that the airports used by us will not impose, or further increase, passenger taxes and airport charges in the future, and any such increases could have an adverse effect on our financial condition and results of operations.

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

The airline business is characterized by high leverage, and we have a high level of indebtedness. We also have significant expenditures in connection with our operating leases and facility rental costs, and substantially all of our property and equipment is pledged to secure indebtedness. For the year ended December 31, 2012, our interest expense and aircraft and facility rental expense under operating leases totaled $119.8 million. At December 31, 2012, approximately 52% of our total indebtedness bore interest at fixed rates and the remainder was determined with reference to LIBOR. All of our aircraft lease obligations bear interest at fixed rates. Accordingly, our financing and rent expense will not decrease significantly if market interest rates decline, but given LIBOR’s record low rates, our financing costs could materially increase as LIBOR rates increase.

As of December 31, 2012, we had firm commitments to purchase 24 Boeing 737-Next Generation, with an aggregate manufacturer’s list price of approximately $2.2 billion. We will require substantial capital from external sources to meet our future financial commitments. In addition, the acquisition and financing of these aircraft will likely result in a substantial increase in our leverage and fixed financing costs. A high degree of leverage and fixed payment obligations could:

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

We fly and rely on Boeing and Embraer aircraft. In 2013, we expect to take delivery of seven (7) Boeing 737-800s, and in the future we expect to continue to incorporate new aircraft into our fleet. The decision to incorporate new aircraft is based on a variety of factors, including the implementation of our growth strategy. Acquisition of new aircraft involves a variety of risks relating to its ability to be successfully placed into service including:

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

We rely on information technology systems to operate our businesses and any failure or disruption of these systems may have an impact on our business.

We rely upon information technology systems to operate our business and increase our efficiency. We are highly reliant on certain systems for maintenance, reservations, check-in, revenue management, accounting and cargo distribution. Other systems are designed to decrease distribution costs through internet reservations and to maximize cargo distributions. These systems may not deliver their anticipated benefits. In the ordinary course of business, our systems will continue to require modification and refinements to address growth and changing business requirements. Our operations could be adversely affected if we are unable to timely or effectively upgrade or replace our systems as necessary. As the systems we use become outdated and attract less clients, such systems may experience a decrease in their performance or reliability as well as in levels of support available to its clients, which may adversely affect our results of operations, our competitive position and the attractiveness of such systems. Information systems could also suffer disruptions due to events beyond our control, including natural disasters, power failures, terrorist attacks, equipment or software failures, computer viruses or cyber security attacks. In addition, any transition to new systems may result in a loss of data or service interruption which could harm our business. Substantial or repeated website, reservations systems or telecommunication system failures or disruptions, including failures or disruptions related to our integration of technology systems could reduce the attractiveness of our company versus our competitors, materially impair our ability to market our services and operate flights, result in the unauthorized release of confidential or otherwise protected information, and result in increased costs, lost revenue, or the loss or compromise of important data.

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

In 2012, approximately 63.5% of our expenses and 39.1% of our revenues were denominated in U.S. dollars. The remainder of our expenses and revenues were denominated in the currencies of the various countries to which we fly, with the largest non-dollar amount denominated in Colombian Pesos due to our volume of business in Colombia. If any of these currencies decline in value against the U.S. dollar, our revenues, expressed in U.S. dollars, and our operating margin would be adversely affected. We may not be able to adjust our fares denominated in other currencies to offset any increases in U.S. dollar-denominated expenses, increases in interest expense or exchange losses on fixed obligations or indebtedness denominated in foreign currency. In 2012, we had hedges in place with respect to some of our U.S. dollar / Colombian Peso exposure.

We are also exposed to exchange rate losses, as well as gains, due to the fluctuation in the value of local currencies vis-à-vis the U.S. dollar during the period of time between the time we are paid in local currencies and the time we are able to repatriate the revenues in U.S. dollars. Although in most countries to which we fly this period is typically between one and two weeks, in Venezuela, foreign companies, including airlines, have experienced increasing delays for approvals by the Venezuelan government to repatriate funds. We have significant cash balances in Venezuelan Bolivars subject to Venezuelan exchange controls. In recent periods, we have experienced up to a nine month delay in repatriating funds. On January 8, 2010, and then again on February 8, 2013, the Venezuelan government announced its decision to implement new fixed exchange rates, which resulted in significant devaluations of the Bolivar against the U.S. dollar. As a result, we incurred losses of $19.7 million in 2010 and $13.9 million in the first quarter of 2013. Given the uncertainty with respect to the exchange control regime in Venezuela, we continue to be exposed in respect of our cash balance in Venezuelan Bolivars should there be a further devaluation.

Our maintenance costs will increase as our fleet ages.

The average age of our fleet was approximately 5.1 years as of December 31, 2012. Historically, we have incurred low levels of maintenance expenses relative to the size of our fleet because most of the parts on our aircraft are covered under multi-year warranties. As our fleet ages, these warranties expire and the mileage on each aircraft increases, our maintenance costs may increase significantly, both on an absolute basis and as a percentage of our operating expenses.

If we enter into a prolonged dispute with any of our employees, many of whom are represented by unions, or if we are required to increase substantially the salaries or benefits of our employees, it may have an adverse impact on our operations and financial condition.

Approximately 55% of the Company’s 8,277 employees are unionized. Our employees currently belong to nine union organizations; five covering employees in Panama and four covering employees in Colombia, in addition to union organizations in other countries to which we fly.

A strike, work interruption or stoppage or any prolonged dispute with our employees who are represented by any of these unions could have an adverse impact on our operations. These risks are typically exacerbated during periods of renegotiation with the unions, which typically occurs every two to four years depending on the jurisdiction and the union. Any renegotiated collective bargaining agreement could feature significant wage increases and a consequent increase in our operating expenses. Any failure to reach an agreement during negotiations with unions may require us to enter into arbitration proceedings, use financial and management resources, and potentially agree to terms that are less favorable to us than our existing agreements. Employees who are not currently members of unions may also form new unions that may seek further wage increases or benefits.

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

In 2012, approximately 63% of our revenues were derived from tickets sold by travel agents or tour operators. We cannot assure you that we will be able to maintain favorable relationships with these ticket sellers. Our revenues could be adversely impacted if travel agents or tour operators elect to favor other airlines or to disfavor us. Our relationship with travel agents and tour operators may be affected by:

•	the size of commissions offered by other airlines;

•	changes in our arrangements with other distributors of airline tickets; and

•	the introduction and growth of new methods of selling tickets.

We rely on third parties to provide our customers and us with facilities and services that are integral to our business.

We have entered into agreements with third-party contractors to provide certain facilities and services required for our operations, such as heavy aircraft and engine maintenance, call center services, catering, ground handling, cargo and baggage handling, or “below the wing” aircraft services. At airports other than Tocumen International Airport, most of our “below the wing” aircraft services are performed by third party contractors. All of our overhaul maintenance and most of our “C-checks” are also handled by third-party contractors in the United States and Costa Rica, and some line maintenance is handled at certain airports by contract workers rather than our employees. Substantially all of our agreements with third-party contractors are subject to termination on short notice. The loss or expiration of these agreements or our inability to renew these agreements or to negotiate new agreements with other providers at comparable rates could harm our business and results of operations. Further, our reliance on third parties to provide reliable equipment or essential services on our behalf gives us less control over the costs, efficiency, timeliness and quality of our service. A contractor’s negligence could compromise our aircraft or endanger passengers and crew. This could also have a material adverse effect on our business. We expect to be dependent on such agreements for the foreseeable future and if we enter any new market, we will need to have similar agreements in place.

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

We also depend on limited suppliers with respect to supplies obtained locally, such as our fuel. These local suppliers may not be able to maintain the pace of our growth and our requirements may exceed their capabilities, which may adversely affect our ability to execute our day to day operations and our growth strategy.

We are dependent on key personnel.

Our success depends to a significant extent on the ability of our senior management team and key personnel to operate and manage our business effectively. Most of our employment agreements with key personnel do not contain any non-competition provisions applicable upon termination. Competition for highly qualified personnel is intense. If we lose any executive officer, senior manager or other key employee and are not able to obtain an adequate replacement, or if we are unable to attract and retain new qualified personnel, our business, financial condition and results of operations could be materially adversely affected.

Our operations in Cuba, which has been identified by the U.S. Department of State as a state sponsor of terrorism, may adversely affect our reputation and the liquidity and value of our Class A shares.

We currently operate approximately six daily departures to and from Cuba which provide passenger, cargo and mail transportation service. For the year ended December 31, 2012, our transported passengers to and from Cuba represented approximately 5.3% of our total passengers carried. Our operating revenues from Cuban operations during the year ended December 31, 2012 represented approximately 5.8% of our total consolidated operating revenues for such year. Our assets located in Cuba are insignificant.

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

We compete with a number of other airlines that currently serve some of the routes on which we operate, including Avianca-Taca, American Airlines, Delta Air Lines, AeroMéxico, and the LAN Group, among others. Strategic alliances, bankruptcy restructurings and industry consolidations characterize the airline industry and tend to intensify competition. In 2011, the LAN Group acquired Aires, a Low-cost Colombian air carrier, which is now operated as LAN Colombia. In addition, several air carriers have reorganized in recent years, including certain of our competitors, such as Avianca-Taca and Delta, and have benefited from lower operating costs and fare discounting in order to maintain cash flows and to enhance continued customer loyalty. In addition, since 2008, the airline industry has experienced increased consolidation and changes in international alliances, both of which have altered and will continue to alter the competitive landscape in the industry by resulting in the formation of airlines and alliances with increased financial resources, more extensive global networks and altered cost structures. Although we intend to compete vigorously and maintain our strong competitive position in the industry, Avianca-Taca and LAN Colombia represent a significant portion of the domestic market in Colombia and have access to greater resources as a result of their recent combinations. Therefore, Copa Colombia faces stronger competition than in recent years, and its prior results may not be indicative of its future performance. In addition, both we and Avianca-Taca joined Star Alliance on June 21, 2012. We cannot predict the extent to which participating in the same alliance as one of our direct competitors may impact our revenues, current operations or ability for future growth.

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

Fuel costs constitute a significant portion of our total operating expenses, representing approximately 31.5% of operating expenses in 2010, 37.8% in 2011 and 39.3% in 2012. Jet fuel costs have been subject to wide fluctuations as a result of increases in demand, sudden disruptions in and other concerns about global supply, as well as market speculation. Fuel prices reached record levels during the middle of 2008, decreased substantially in 2009, and increased once again throughout 2010, 2011, and 2012. Both the cost and availability of fuel are subject to many economic, political, weather, environmental and other factors and events occurring throughout the world that we can neither control nor accurately predict, including international political and economic circumstances such as the political instability in major oil-exporting countries in Latin America, Africa and Asia. If a future fuel supply shortage were to arise as a result of production curtailments by the Organization of the Petroleum Exporting Countries, or OPEC, a disruption of oil imports, supply disruptions resulting from severe weather or natural disasters, the continued unrest in the Middle East or otherwise, higher fuel prices or further reductions of scheduled airline services could result. We cannot assure you that we would be able to offset any increases in the price of fuel by increasing our fares.

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

Under Panamanian law, there is a limit on the maximum number of non-Panamanian employees. Our need for qualified pilots at times exceeded the domestic supply and has caused us to hire a substantial number of non-Panamanian national pilots. We cannot assure you that we will continue to attract foreign pilots or obtain government approvals to hire such pilots. The inability to attract and retain pilots may adversely affect our growth strategy by limiting our ability to add new routes or increase the frequency of existing routes.

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

According to International Monetary Fund estimates, the Panamanian and Colombian economies are expected to grow by 7.5% and 4.4%, respectively, in 2013 as measured by their GDP, however, if either economy experiences a sustained recession, or significant political disruptions, our business, financial condition and results of operations could be materially and negatively affected.

Any increase in the taxes we or our shareholders pay in Panama or the other countries where we do business could adversely affect the value of our Class A shares.

We cannot assure you that we will continue to pay taxes at the current rate. Our provision for income taxes was $19.0 million, $35.6 million, and $39.9 million in the years ended December 31, 2010, 2011 and 2012, which represented an effective income tax rate of 7.3%, 10.3%, and 10.9% for the respective periods. We are subject to local tax regulations in each of the jurisdictions where we operate, the great majority of which are related to the taxation of income. In some of the countries to which we fly, we do not pay any income taxes, because we do not generate income under the laws of those countries either because they do not have income tax or because of treaties or other arrangements those countries have with Panama. In the remaining countries, we pay income tax at a rate ranging from 25% to 34% of income. Different countries calculate income in different ways, but they are typically derived from sales in the applicable country multiplied by our net margin or by a presumed net margin set by the relevant tax legislation. The determination of our taxable income in certain countries is based on a combination of revenues sourced to each particular country and the allocation of expenses of our operations to that particular country. The methodology for multinational transportation company sourcing of revenue and expense is not always specifically prescribed in the relevant tax regulations, and therefore is subject to interpretation by both us and the respective taxing authorities. Additionally, in some countries, the applicability of certain regulations governing non-income taxes and the determination of our filing status are also subject to interpretation. We cannot estimate the amount, if any, of potential tax liabilities that might result if the allocations, interpretations and filing positions used by us in our tax returns were challenged by the taxing authorities of one or more countries. If taxes were to increase, our financial performance and results of operations could be materially and adversely affected. Due to the competitive revenue environment, many increases in fees and taxes have been absorbed by the airline industry rather than being passed on to the passenger. Any such increases in our fees and taxes may reduce demand for air travel and thus our revenues.

As of 2010, the Panamanian tax code for the airline industry was amended and tax is now based on net income earned for traffic whose origin or final destination is the Republic of Panama. The applicable tax rate for 2010 was 27.5%. For 2011 and going forward, the applicable tax rate has been established at 25.0%. Dividends from our Panamanian subsidiaries, including Copa, are separately subject to a 10% percent withholding tax on the portion attributable to Panamanian sourced income and a 5% withholding tax on the portion attributable to foreign sourced income. Additionally, a 7% value added tax is levied on tickets issued in Panama for travel commencing in Panama and going abroad, irrespective of where such tickets were ordered.

Political unrest and instability in Latin American countries to which we fly may adversely affect our business and the market price of our Class A shares.

While geographic diversity helps to reduce our exposure to risks in any one country, we operate primarily within Latin America and are subject to a full range of risks associated with our international operations. These risks may include unstable political or economic conditions, lack of well-established or reliable legal systems, exchange controls and other limits on our ability to repatriate earnings and changeable legal and regulatory requirements. In Venezuela and Argentina, for example, we and other airlines and foreign companies may only repatriate our cash through specific governmental programs, which may effectively preclude us from repatriating cash for periods of time. For the year ended December 31, 2012, 9.2% and 7.7% of our revenue originated from sales in Venezuela and Argentina, respectively.

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

All of our Class B shares, representing approximately 24.8% of the economic interest in Copa Holdings and all of the voting power of our capital stock, are owned by CIASA. CIASA is in turn controlled by a group of Panamanian investors. In order to comply with the Panamanian Aviation Act, as amended and interpreted to date, we have amended our organizational documents to modify our share capital so that CIASA will continue to exercise voting control of Copa Holdings. CIASA will not be able to transfer its voting control unless control of our company will remain with Panamanian nationals. CIASA will maintain voting control of the company so long as CIASA continues to own a majority of our Class B shares and the Class B shares continue to represent more than 10% of our total share capital (excluding newly issued shares sold with the approval of our independent directors committee). Even after CIASA ceases to own the majority of the voting power of our capital stock, CIASA may continue to control our Board of Directors indirectly through its control of our Nominating and Corporate Governance Committee. As the controlling shareholder, CIASA may direct us to take actions that could be contrary to your interests and under certain circumstances CIASA will be able to prevent other shareholders, including you, from blocking these actions. Also, CIASA may prevent change of control transactions that might otherwise provide you with an opportunity to dispose of or realize a premium on your investment in our Class A shares.

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

CIASA owns all of our Class B shares, and those Class B shares will be converted into Class A shares if they are sold to non-Panamanian investors. In connection with our initial public offering in December 2005, Continental and CIASA reduced their ownership of our total capital stock from 49% to approximately 27.3% and from 51% to approximately 25.1%, respectively. In a follow-on offering in June 2006, Continental further reduced its ownership of our total capital stock from 27.3% to 10.0%. In May 2008, we and CIASA, released Continental from its standstill obligations and they sold down their remaining shares in the public market. CIASA holds registration rights with respect to a significant portion of its shares pursuant to a registration rights agreement entered into in connection with our initial public offering. In March 2010, CIASA converted a portion of its Class B shares into 1.6 million non-voting Class A shares and sold such Class A shares in a SEC registered public offering. In the event CIASA seeks to reduce its ownership below 10% of our total share capital, our independent directors may decide to issue special voting shares solely to Panamanian nationals to maintain the ownership requirements mandated by the Panamanian Aviation Act. As a result, the market price of our Class A shares could drop significantly if CIASA further reduces its investment in us, other significant holders of our shares sell a significant number of shares or if the market perceives CIASA or other significant holders intend to sell them.

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

Our Class A shares are listed on the NYSE. During the three months ended December 31, 2012, the average daily trading volume for our Class A shares as reported by the NYSE was approximately 322,810 shares. We cannot predict whether an active liquid public trading market for our Class A shares will be sustained. Active, liquid trading markets generally result in lower price volatility and more efficient execution of buy and sell orders for our investors. The liquidity of a securities market is often affected by the volume of shares publicly held by unrelated parties.

Our Board of Directors may, in its discretion, amend or repeal our dividend policy. You may not receive the level of dividends provided for in the dividend policy or any dividends at all.

Our Board of Directors has adopted a dividend policy that provides for the payment of dividends to shareholders in an amount up to 30% of our annual consolidated net income. Our Board of Directors may, in its sole discretion and for any reason, amend or repeal any aspect of this dividend policy. On November 27, 2012, for example, our Board of Directors decided to accelerate the 2012 payment from June 2013 to December 27, 2012. Our Board of Directors may decrease the level of dividends provided for in this dividend policy or entirely discontinue the payment of dividends. Future dividends with respect to shares of our common stock, if any, will depend on, among other things, our results of operations, cash requirements, financial condition, contractual restrictions, business opportunities, provisions of applicable law and other factors that our Board of Directors may deem relevant. See “Item 8A. Consolidated Financial Statements and Other Financial Information—Dividend Policy.”

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

On May 6, 1998, Copa Holdings, S.A., the holding company for Copa and related companies was incorporated as a sociedad anónima under the laws of Panama to facilitate the sale by CIASA of a 49% stake in Copa Holdings to Continental Airlines. In connection with Continental Airlines’ investment, we entered into an extensive alliance agreement with Continental Airlines providing for code-sharing, joint marketing, technical exchanges and other cooperative initiatives between the airlines. At the time of our initial public offering in December 2005, Continental Airlines reduced its ownership of our total capital stock from 49% to approximately 27.3%. In a follow-on offering in June 2006, Continental Airlines further reduced its ownership of our total capital stock from 27.3% to 10.0%. In May 2008, Continental Airlines sold its remaining shares in the public market. In March 2010, CIASA sold 4.2% of its interest and as of December 31, 2012 held 24.8% of our total capital stock.

Since 1998, we have grown and modernized our fleet while improving customer service and reliability. Copa has expanded its fleet from 13 aircraft to 83 aircraft. In 1999, we received our first Boeing 737-700s, in 2003 we received our first Boeing 737-800s, and in 2005 we received our first Embraer 190. In the first quarter of 2005, we completed our fleet renovation program and discontinued use of our last Boeing 737-200s. During the second quarter of 2005, we purchased Copa Colombia, the third largest domestic air carrier in Colombia in terms of number of passengers carried during 2012. Since 2005, we have expanded from 24 destinations in 18 countries to 64 destinations in 29 countries. We plan to continue our expansion, which includes increasing our fleet, over the next several years.

On April 22, 2005, we acquired an initial 85.6% equity ownership interest in Copa Colombia which was the second largest domestic carrier in Colombia in terms of passengers carried. Through subsequent acquisitions, we increased our total ownership interest in Copa Colombia to 99.9% by the end of that year. We believe that Copa Airlines’s operational coordination with Copa Colombia creates additional passenger traffic in our existing route network by providing Colombian passengers more convenient access to the international destinations served through our Panama hub.

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

Capital Expenditures

During 2012, our capital expenditures were $399.7 million, which consisted primarily of expenditures related to our purchase of seven Boeing 737-800 aircraft, as well as $194.9 million in expenditures related to advance payments on aircraft purchase contracts. During 2011, our capital expenditures were $319.7 million, which consisted primarily of expenditures related to our purchase of five Boeing 737-800 aircraft, as well as $175.3 million in expenditures related to advance payments on aircraft purchase contracts for aircraft deliveries in 2013. During 2010, our capital expenditures were $340.3 million, which consisted primarily of expenditures related to our purchase of three Boeing 737-800 aircraft, as well as $157.3 million in expenditures related to advance payments on aircraft purchase contracts.

B. Business Overview

We are a leading Latin American provider of airline passenger and cargo service through our two principal operating subsidiaries, Copa Airlines and Copa Colombia. Copa Airlines operates from its strategically located position in the Republic of Panama, and Copa Colombia provides service within Colombia and international flights from various cities in Colombia to Panama, Venezuela, Ecuador, México, Cuba, Guatemala and Costa Rica. We currently operate a fleet of 83 aircraft, 57 Boeing 737-Next Generation aircraft and 26 Embraer 190 aircraft. To meet its growing capacity requirements, Copa has firm orders, including purchase and lease commitments, to accept delivery of 35 Boeing 737-Next Generation aircraft through 2018 and purchase rights and options that, if exercised, allow us to accept delivery of up to 14 Boeing 737-Next Generation aircraft through 2019.

Copa currently offers approximately 337 daily scheduled flights among 64 destinations in 29 countries in North, Central and South America and the Caribbean from its Panama City hub. Copa provides passengers with access to flights to more than 150 other destinations through codeshare arrangements with UAL pursuant to which each airline places its name and flight designation code on the other’s flights. Through its Panama City hub, Copa is able to consolidate passenger traffic from multiple points to serve each destination effectively.

Copa started its strategic alliance with Continental, in 1998. Since then, it has conducted joint marketing and code-sharing arrangements, and participated in the award-winning OnePass (now MileagePlus) frequent flyer loyalty program globally and on a co-branded basis in Latin America. On October 1st, 2010, Continental merged with United Airlines. The combined carrier took the United Airlines name but uses the former Continental’s livery and logo. All of the service and alliance agreements we had in place with Continental have been transferred to the combined UAL entity. We believe that Copa’s co-branding and joint marketing activities, which today continue with UAL, have enhanced its brand in Latin America, and that the relationship with UAL has afforded it cost-related benefits, such as improving purchasing power in negotiations with aircraft vendors and insurers. Copa’s alliance and related services agreements with UAL are in effect until 2015. Due to the long-standing alliance relationship with Continental, and in order to ensure Copa remains fully aligned with Continental on a number of important joint initiatives, Copa officially joined Star Alliance on June 21st, 2012, which Continental had joined at the end of 2009.

Since January 2001, we have grown significantly and have established a track record of consistent profitability. Our total operating revenues have increased from $0.3 billion in 2001 to $2.2 billion in 2012 while our operating margins have also increased from 8.6% to 17.9% over the same period.

Our Strengths

We believe our primary business strengths that have allowed us to compete successfully in the airline industry include the following:

•	Our “Hub of the Americas” airport is strategically located. We believe that Copa’s base of operations at the geographically central location of Tocumen International Airport in Panama City, Panama provides convenient connections to our principal markets in North, Central and South America and the Caribbean, enabling us to consolidate traffic to serve several destinations that do not generate enough demand to justify point-to-point service. Flights from Panama operate with few service disruptions due to weather, contributing to high completion factors and on-time performance. Tocumen International Airport’s sea-level altitude allows our aircraft to operate without performance restrictions that they would be subject to at higher-altitude airports. We believe that Copa’s hub in Panama allows us to benefit from Panama City’s status as a center for financial services, shipping and commerce and from Panama’s stable, dollar-based economy, free-trade zone and growing tourism.

•	We focus on keeping our operating costs low. In recent years, our low operating costs and efficiency have contributed significantly to our profitability. Our operating cost per available seat mile, excluding costs for fuel and fleet impairment charges, was 7.04 in 2010, 6.73 in 2011, and 6.77 in 2012. We believe that our cost per available seat mile reflects our modern fleet, efficient operations and the competitive cost of labor in Panama.

•	We operate a modern fleet. Our fleet consists of modern Boeing 737-Next Generation and Embraer 190 aircraft equipped with winglets and other modern cost-saving and safety features. Over the next several years, we intend to enhance our modern fleet through the addition of at least 35 additional Boeing 737-Next Generation aircraft. We believe that our modern fleet contributes to our on-time performance and high completion factor (percentage of scheduled flights not cancelled). We expect our Boeing 737-700s, 737-800s and Embraer 190s to continue offering substantial operational cost advantages.

•	We believe Copa has a strong brand and a reputation for quality service. We believe that the Copa brand is associated with value to passengers, providing world-class service and competitive pricing. For the year ended December 31, 2012, Copa’s statistic for on-time performance was 85.5% and completion factor was 99.6%. Baggage mishandling for Copa was 2.85 mishandled bags per 1000 passengers. Our focus on customer service has helped to build passenger loyalty. We believe that our brand has also been enhanced through our relationship with UAL, including our joint marketing of the MileagePlus loyalty program in Latin America, the similarity of our aircraft livery and aircraft interiors and our participation in UAL’s United Club lounge program, which operates in partnership with our Copa Club lounge program.

•	Our management fosters a culture of teamwork and continuous improvement. Our management team has been successful at creating a culture based on teamwork and focused on continuous improvement. Each of our employees has individual objectives based on corporate goals that serve as a basis for measuring performance. When corporate operational and financial targets are met, employees are eligible to receive bonuses according to our profit sharing program. See “Item 6D. Employees.” We also recognize outstanding performance of individual employees through company-wide recognition, one-time awards, special events and, in the case of our senior management, grants of restricted stock and stock options. Our goal-oriented culture and incentive programs have contributed to a motivated work force that is focused on satisfying customers, achieving efficiencies and growing profitability.

Our Strategy

Our goal is to continue to grow profitably and enhance our position as a leader in Latin American aviation by providing a combination of superior customer service, convenient schedules and competitive fares, while maintaining competitive costs. The key elements of our business strategy include the following:

•	Expand our network by increasing frequencies and adding new destinations. We believe that demand for air travel in Latin America is likely to expand in the next decade, and we intend to use our increasing fleet capacity to meet this growing demand. We intend to focus on expanding our operations by increasing flight frequencies on our most profitable routes and initiating service to new destinations. Copa’s Panama City hub allows us to consolidate traffic and provide service to certain underserved markets, particularly in Central America and the Caribbean, and we intend to focus on providing new service to regional destinations that we believe best enhance the overall connectivity and profitability of our network.

•	Continue to focus on keeping our costs low. We seek to reduce our cost per available seat mile without sacrificing services valued by our customers as we execute our growth plans. Our goal is to maintain a modern fleet and to make effective use of our resources through efficient aircraft utilization and employee productivity. We intend to reduce our distribution costs by increasing direct sales, including internet and call center sales, as well as improving efficiency through technology and automated processes.

•	Emphasize superior service and value to our customers. We intend to continue to focus on satisfying our customers and earning their loyalty by providing a combination of superior service and competitive fares. We believe that continuing our operational success in keeping flights on time, reducing mishandled luggage and offering convenient schedules to attractive destinations will be essential to achieving this goal. We intend to continue to incentivize our employees to improve or maintain operating and service metrics relating to our customers’ satisfaction by continuing our profit sharing plan and employee recognition programs and to reward customer loyalty with the popular Mileage Plus frequent flyer program, upgrades and access to our Copa Club lounges, which operate in partnership with United Clubs worldwide.

•	Capitalize on opportunities at Copa Colombia. We are seeking to enhance Copa Colombia’s profitability through a variety of initiatives, including, expanding its international routes, capitalizing on aircraft interchange with Copa, further integrating its route network with Copa’s and improving overall efficiency.

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

According to data from the International Air Transport Association, or IATA, Latin America comprised approximately 7.4% of worldwide passengers flown in 2011, or 142 million passengers.

The Central American aviation market is dominated by international traffic. According to data from IATA, international traffic represented approximately 80% of passengers carried in Central America in 2011. International passenger traffic is concentrated between North America and Central America. This segment represented 66% of international passengers flown to and from Central America in 2011, compared to 8% for passengers flown between Central America and South America and 6% for passengers flown between Central American countries. Total passengers flown on international flights to and from Central America increased 13% in 2011, and load factors on international flights to and from Central America were 78% on average.

The chart below details passenger traffic between regions in 2011:

	2011 IATA Traffic Results(1)
	Passengers Carried		Revenue Pasenger Miles		Available Seat Miles		Load Factor
	(Thousands)	Change (%)	(Millions)	Change (%)	(Millions)	Change (%)	(%)
International Scheduled Service
North America — Central America	33,160	12.2%	79,469	11.3%	100,534	11.3%	79.0%
North America — South America	11,832	8.5%	60,706	9.5%	74,623	9.5%	81.4%
Central America — South America	4,022	26.1%	14,102	29.3%	17,925	29.3%	78.7%
Within Central America	3,167	10.4%	4,079	14.3%	5,906	14.3%	69.1%
Within South America	19,152	8.9%	22,260	11.0%	29,543	11.0%	75.3%
Domestic Scheduled Service
Central America	9,935	25.3%	13,819	24.2%	18,467	22.7%	74.8%
South America	84,780	9.3%	83,221	6.3%	116,870	4.4%	71.2%

Source: IATA World Air Transport Statistics (WATS) Report, October 2012

Panama serves as a hub for connecting passenger traffic between major markets in North, South, and Central America and the Caribbean. Accordingly, passenger traffic to and from Panama is significantly influenced by economic growth in surrounding regions. Major passenger traffic markets in North, South and Central America experienced growth in their GDP in 2011. Preliminary figures indicate that real GDP increased by 6.3% in Panama and by 3.7% in Colombia, according to data of the World Economic and Financial Survey conducted by the International Monetary Fund (IMF).

	GDP (in US$ billions)		GDP per Capita
	2011	2011	2011
	Current Prices	Real GDP	Current Prices
	(US$)	(% Growth)	(US$)
Brazil	2,492.9	2.7%	12,789
Argentina	444.6	8.9%	10,959
Chile	248.4	5.9%	14,403
Mexico	1,154.0	3.9%	10,146
Colombia	327.6	5.9%	7,114
Panama	30.6	10.6%	8,514
USA	15,075.7	1.8%	48,328

Source: International Monetary Fund, World Economic Outlook Database, October 2012; estimated GDP growth calculated in local currency.

Panama has benefited from a stable economy with moderate inflation and steady GDP growth. According to International Monetary Fund estimates, from 1999 to 2011 Panama’s real GDP grew at an average annual rate of 6.1% while inflation averaged 2.7% per year. The service sector represents approximately 75% of total real GDP in Panama, a higher percentage of GDP than the service sector represents in most other Latin American countries. The IMF currently estimates Panama’s population to be approximately 3.6 million in 2011, with the majority of the population concentrated in Panama City, where our hub at Tocumen International Airport is located. We believe the combination of a stable, service-oriented economy and steady population growth has helped drive our domestic origin and destination passenger traffic.

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

Colombia is the third largest country in Latin America in terms of population, with a population of approximately 46.1 million in 2011 according to the International Monetary Fund, and has a land area of approximately 440,000 square miles. Colombia’s GDP was approximately $289 billion in 2011, and per capita income was approximately $7.1 thousand (current prices) according to the International Monetary Fund. Colombia’s geography is marked by the Andean mountains and an inadequate road and rail infrastructure, making air travel a convenient and attractive transportation alternative. Colombia shares a border with Panama, and for historic, cultural and business reasons it represents a significant market for many Panamanian businesses.

Route Network and Schedules

As of December 31, 2012, Copa provided regularly scheduled flights to 64 cities in North, Central and South America and the Caribbean. The majority of Copa flights operate through our hub in Panama which allows us to transport passengers and cargo among a large number of destinations with service that is more frequent than if each route were served directly.

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

As a part of our strategic relationship with UAL, Copa provides flights through code-sharing arrangements to over 150 other destinations. In addition to code-shares provided with our Star Alliance partners, Copa also has code-sharing arrangements in place with several other carriers, including KLM, Gol, and Aeromexico.

In 2007, Copa joined the SkyTeam global alliance as an Associate Member, in part due to the support and sponsorship of Continental. Continental Airlines left the SkyTeam Alliance and joined the Star Alliance effective the fourth quarter of 2009. Due to the long-standing alliance relationship with Continental, and in order to ensure Copa remains fully aligned with Continental on a number of important joint initiatives, Copa also exited the SkyTeam Alliance during the fourth quarter of 2009 and officially joined Star Alliance on June 21, 2012.

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

Revenue by Region

	Year Ended December 31,
Region	2012	2011	2010	2009
North America(1)	16.7%	16.9%	15.1%	15.2%
South America	60.8%	57.9%	55.0%	58.5%
Central America(2)	17.8%	19.3%	23.4%	19.5%
Caribbean(3)	4.7%	5.9%	6.5%	6.8%

(1)	The United States, Canada and Mexico.
(2)	Includes Panama.
(3)	Cuba, Dominican Republic, Haiti, Jamaica, Puerto Rico, Trinidad and Tobago.

Airline Operations

Passenger Operations

Passenger revenue accounted for approximately $2,163 million in 2012, $1,747 million in 2011, and $1,339 million in 2010, representing 96.2%, 95.4%, and 94.6% respectively of Copa’s total revenues. Leisure traffic, which makes up close to half of Copa’s total traffic, tends to coincide with holidays, school vacations and cultural events and peaks in July and August, and again in December and January. Despite these seasonal variations, Copa’s overall traffic pattern is relatively stable due to the constant influx of business travelers. Approximately half of Copa’s passengers regard Panama City as their destination or origination point, and most of the remaining passengers pass through Panama City in transit to other points on our route network.

Cargo Operations

In addition to our passenger service, we make efficient use of extra capacity in the belly of our aircraft by carrying cargo. Our cargo operations consist principally of freight service. Copa’s cargo business generated revenues of approximately $57.3 million in 2012, $52.8 million in 2011, and $50.3 million in 2010, representing 2.6%, 2.9%, and 3.6% respectively, of Copa’s operating revenues. We primarily move our cargo in the belly of our aircraft. However, we also wet-lease and charter freighter capacity when necessary to meet our cargo customers’ needs.

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

As a result of our alliance, we have benefited from Continental’s and now UAL’s expertise and experience over the past decade. Copa has, for example, fully adopted Continental’s OnePass (now UAL’s MileagePlus) frequent flyer program and rolled out a co-branded joint product in much of Latin America, enabling us to develop brand loyalty among our travelers. The co-branding of the OnePass (now MileagePlus) loyalty programs has helped to leverage the brand recognition that Continental already enjoyed across Latin America and enables us to compete more effectively against regional competitors such as Avianca-Taca and the Oneworld alliance represented by American Airlines and LAN Airlines. We also share Continental’s Sceptre inventory management software, which allows Copa to pool spare parts with the larger airline and to rely on Continental to provide engineering support for maintenance projects. We have also been able to take advantage of Continental’s purchasing power and negotiate more competitive rates for spare parts and third-party maintenance work. In addition to the Sceptre system, we have implemented several important information technology systems, such as the “SHARES” computer reservation system in an effort to maintain commonality with Continental.

Our alliance relationship with Continental has enjoyed a grant of antitrust immunity from the US Department of Transportation, or DOT. We are pleased to note that the DOT has issued a “route transfer order” document whereby the existing antitrust immunity grant between Continental and Copa Airlines is now in effect between UAL and Copa Airlines.

In 2007, Copa joined the SkyTeam global alliance as an Associate Member, in part due to the support and sponsorship of Continental. Continental left the SkyTeam Alliance and joined the Star Alliance effective the fourth quarter of 2009. Due to the long-standing alliance relationship with Continental, and in order to ensure Copa remains fully aligned with Continental on a number of important joint initiatives, Copa also exited the SkyTeam Alliance during the fourth quarter of 2009 and officially joined Star Alliance on June 21, 2012.

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

Frequent Flyer Participation Agreement. Under the frequent flyer participation agreement, we participate in UAL’s MileagePlus frequent flyer global program and on a co-branded basis in Latin America. Customers in the program receive credit for flying on segments operated by us, which can be redeemed for award travel on our flights and those of other partner airlines. The agreement also governs joint marketing agreements under the program, settlement procedures between the airlines and revenue-sharing under bank card affinity relationships. Further, if the services agreement is terminated or expires, the compensation structure of the frequent flyer program will be revised to be comparable to other of UAL’s frequent flyer relationships. We also have the right under the agreement to participate on similar terms in any successor program operated by UAL. Other than by expiration as described above, the agreement is also terminable by a party in cases of, among other things, uncured material breaches of the alliance agreement by the other party, bankruptcy of the other party , termination of the services agreement for breach by the other party, termination of the frequent flyer participation agreement without entering into a successor agreement by the other airline, certain changes of control of either of the parties and certain significant operational service failures by the other party.

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

Sales, Marketing and Distribution

Sales and Distribution. Approximately 68% of sales during 2012 were completed through travel agents and other airlines while approximately 32% were direct sales via our city ticket offices (CTOs), call centers, airport counters or website. Travel agents receive base commissions, not including back-end incentive payments, ranging from 0% to 6% depending on the country. The weighted average rate for these commissions during 2012 was 2.35%. In recent years, base commissions have decreased significantly in most markets as more efficient back-end incentive programs have been implemented to reward selected travel agencies that exceed their sales targets.

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

Copa has a sales and marketing network consisting of 153 domestic and international ticket offices, including airport and city ticket offices located in Panama and Colombia. During the year ended December 31, 2012, approximately 15.1% and 4.4% of its sales were booked through our ticket counters and call center, respectively.

The call center that operates Copa’s reservations and sales services handles calls from Panama as well as most other countries to which Copa flies. Such centralization has resulted in a significant increase in telephone sales as it efficiently allowed for improvements in service levels such as 24-hour-a-day, 7-days-a-week service, in three different languages.

We encourage the use of direct Internet bookings by our customers because it is our most efficient distribution channel. In the third quarter of 2009, Copa introduced a new booking engine in order to offer more functionality to customers and further reduce distribution costs. In 2012, 12% of our sales were made via the website. Copa’s goal is to channel more of its total sales through the website.

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

Copa competes with a number of other airlines that currently serve the routes on which we operate, including Avianca-Taca, American Airlines, Delta Airlines, AeroMexico and the LAN Group, among others. In order to remain competitive, we must constantly react to changes in prices and services offered by our competitors.

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

In addition, Copa officially joined Star Alliance on June 21, 2012. One of our main competitors, Avianca-Taca, also joined Star Alliance in 2012. Although we believe that the benefits associated with participating in Star Alliance outweigh the risk of sharing an alliance with Avianca-Taca, we cannot predict the extent to which participating in the same global alliance as one of our direct competitors may impact our revenues, our ability for future growth, or any additional implications to our current operations.

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

Aircraft

As of December 31, 2012, Copa operated a fleet consisting of 83 aircraft, including 18 Boeing 737-700 Next Generation aircraft, 39 Boeing 737-800 Next Generation aircraft and 26 Embraer 190 aircraft. As of December 31, 2012, Copa had firm orders, including purchase and lease commitments, for 35 additional Boeing 737-Next Generation aircraft. Copa also has options for an additional 14 Boeing 737-Next Generation aircraft. We have also made refundable deposits in an amount totaling $62.5 million to Boeing that may be applied for existing or future aircraft purchase orders, which remain subject to certain agreed upon conditions and further negotiations.

The current composition of the Copa fleet as of December 31, 2012 is fully described below:

				Average Term of Lease

					Average
	Number of Aircraft			Remaining	Age	Seating
	Total	Owned	Leased	(Years)	(Years)	Capacity
Boeing 737-700	18	14	4	1.5	10.9	124
Boeing 737-800	39	26	13	6.3	2.3	154/160
Embraer 190	26	19	7	3.4	5.4	94/106

Total	83	59	24	4.7	5.1	—

We expect our fleet to continue to center on the Boeing 737-800 model. The table below describes the expected size of our fleet at the end of each year set forth below, assuming delivery of all aircraft for which we currently have firm orders but not taking into account any aircraft for which we have purchase rights and options:

Aircraft Type	2013	2014	2015	2016	2017
737-700(1)	18	14	14	14	14
737-800(2)	46	54	60	67	72
Embraer 190	26	26	23	21	19

Total Fleet	90	94	97	102	105

(1)	Assumes the return of leased aircraft upon expiration of lease contracts.
(2)	We have the flexibility to choose between the Boeing 737-700 and the Boeing 737-800 aircraft for most of the 737-800 aircraft deliveries.

The Boeing 737-Next Generation aircraft currently in our fleet are fuel-efficient and suit our operations well for the following reasons:

•	They have simplified maintenance procedures.

•	They require just one type of standardized training for our crews.

•	They have one of the lowest operating costs in their class.

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

Through several special purpose vehicles, we currently have beneficial ownership of 59 of our aircraft, including 19 Embraer 190s. In addition, we lease four of our Boeing 737-700s, 13 of our Boeing 737-800s, and seven of our Embrar 190’s under long-term operating lease agreements that have an average remaining term of 4.7 years. Recently, we have begun financing certain aircraft purchases by entering into sale-leaseback transactions. In January 2013, for example, we sold four Boeing 737-800 aircraft expected to be delivered in 2013 to MC Aviation Partners (“MCAP”), the aircraft leasing arm of Mitsubishi Corporation, and an additional four Boeing 737-800 aircraft with 2014 deliveries to SMBC Aviation Capital (“SMBC”). We have entered into leasing arrangements on market terms with the purchasers for all eight aircraft. Leasing some of our aircraft provides us with flexibility to change our fleet composition if we consider it to be in our best interests to do so. We make monthly rental payments, some of which are based on floating rates, but are not required to make termination payments at the end of the lease. Currently, we do not have purchase options in any of our operating lease agreements. Under our operating lease agreements, we are required in some cases to maintain maintenance reserve accounts and in other cases to make supplemental rent payments at the end of the lease that are calculated with reference to the aircrafts’ maintenance schedule. In either case, we must return the aircraft in the agreed upon condition at the end of the lease term. Title to the aircraft remains with the lessor. We are responsible for the maintenance, servicing, insurance, repair and overhaul of the aircraft during the term of the lease.

To better serve the growing number of business travelers, we offer a business class (Clase Ejecutiva) configuration in our fleet. Our business class service features 12 luxury seats in the Boeing 737-700s with a 38-inch pitch, upgraded meal service, special check-in desks, bonus mileage for full-fare business class passengers and access to VIP lounges. Our Boeing 737-800s are currently configured with 14 business class seats. In 2010, we reconfigured our Boeing 737-800 aircraft by adding two additional business class seats and three additional economy seats, increasing the total number of seats from 155 to 160. Our Embraer 190s have 10 business class seats in a three abreast configuration and 38-inch pitch. In 2012, we introduced a new business class with 50-inch pitch seats, an increase of 12 inches in each row, in 14 of our 737-800s. In order to accommodate these luxury seats, a row from economy class was removed, decreasing the total number of seats from 160 to 154 in those aircraft.

Each of our Boeing 737-Next Generation aircraft is powered by two CFM International Model CFM 56-7B engines. Each of our Embraer 190 aircraft is powered by two CF34-10 engines made by General Electric. We currently have eleven spare engines for service replacements and for periodic rotation through our fleet.

Maintenance

The maintenance performed on our aircraft can be divided into two general categories: line and heavy maintenance. Line maintenance consists of routine, scheduled maintenance checks on our aircraft, including pre-flight, daily and overnight checks, “A-checks” and any diagnostics and routine repairs. Copa’s line maintenance is performed by Copa’s own technicians at our base in Panama and at stations outside Panama by Copa Airlines, Copa Colombia employees or third-party contractors. Heavy maintenance consists of more complex inspections and overhauls, including “C-checks,” and servicing of the aircraft that cannot be accomplished during an overnight visit. Maintenance checks are performed intermittently as determined by the aircraft manufacturer. These checks are based on the number of hours or calendar months flown. Historically we have contracted with certified outside maintenance providers, such as COOPESA, which is certified as an authorized repair station by the FAA and the AAC, for all heavy aircraft maintenance services. In October of 2010, Copa decided to begin performing a portion of the Heavy Maintenance works in-house, and the hiring, training, facility and tooling setup, as well as enhancing certain support shops, were completed during a ten-month period. Copa acquired the required certifications by the local authorities in August 2011in connection with its first in-house C-check and performed its second C-check in October of the same year. In 2012, five of the 29 heavy maintenance checks were successfully performed in-house.

Copa also has an exclusive long-term contract with GE Engines whereby they will perform maintenance on all of our CFM-56 and CFM-34 engines. When possible, Copa attempts to schedule heavy maintenance during its lower-demand seasons in order to maximize productive use of its aircraft.

Copa Airlines and Copa Colombia employ, system-wide, over 503 maintenance professionals, including engineers, supervisors, technicians and mechanics, who perform maintenance in accordance with maintenance programs that are established by the manufacturer and approved and certified by international aviation authorities. Every mechanic is trained in factory procedures and goes through our own rigorous in-house training program. Every mechanic is licensed by the AAC and approximately 34 of our mechanics are also licensed by the FAA. Our safety and maintenance procedures are reviewed and periodically audited by the aircraft manufacturer, the AAC, the FAA, IATA and, to a lesser extent, every foreign country to which its flies. Copa Airlines’ maintenance facility at Tocumen International Airport has been certified by the FAA as an approved repair station, and twice a year the FAA inspects its facilities to validate and renew the certification. Copa’s aircraft are initially covered by warranties that have a term of four years, resulting in lower maintenance expenses during the period of coverage. All of Copa Airlines’ and Copa Colombia’s mechanics are trained to perform line maintenance on both the Boeing 737-Next Generation and Embraer 190s aircraft.

All of Copa Colombia’s maintenance and safety procedures are performed according to Boeing standards (certified by the FAA), and certified by the Aeronautica Civil of Colombia and BVQi, the institute that issues ISO (International Organization for Standardization) quality certificates. All of Copa Colombia’s maintenance personnel are licensed by the Aeronautica Civil of Colombia. In 2011, Copa Colombia received its IATA Operational Safety Audit (IOSA) compliance certification until December 2013.

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

On July 17, 2007, one of our Copa Colombia Embraer 190s overran a wet runway at Santa Marta, Colombia. As a result of this incident, six people suffered minor injuries and the aircraft sustained damages that caused its permanent removal from service. The FAA periodically audits the aviation regulatory authorities of other countries. As a result of their investigation, each country is given an International Aviation Safety Assessment, or IASA, rating. Panama is currently rated as “Category 1,” which indicates a strong level of confidence in the safety regulation of the AAC.

Airport Facilities

We believe that our hub at Panama City’s Tocumen International Airport (PTY) is an excellent base of operations for the following reasons:

•	Panama’s consistently temperate climate is ideal for airport operations. For example, in recent years Tocumen was closed and unavailable for flight operations for a total of less than two hours per year on average

•	Tocumen is the only airport in Central America with two operational runways. Also, unlike some other regional airports, consistent modernization and growth of our hub has kept pace with our needs. In 2012, Tocumen airport completed Phase 2 of an expansion project of the existing terminal. Recently, a bid for the construction of a new south terminal, with an additional 20 gates and a second customs area, was awarded. Construction on the south terminal is expected to start in 2013 and to be completed in 2017.

•	Panama’s central and sea level location provides a very efficient base to operate our narrow body fleet, efficiently serving short and long-haul destinations in Central, North and South America, as well as the Caribbean.

•	Travelers can generally make connections easily through Tocumen because of its manageable size and Panama’s policies accommodating in-transit passengers.

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

We worked closely with the airport’s management and consulted with the IATA infrastructure group to provide plans and guidance for Phase I of an airport expansion that provided eight new gate positions with jet bridges, six new remote parking positions, expanded retail areas and improved baggage-handling facilities. The government authorized $70 million to cover the costs of this expansion. Work on Phase I was completed in the third quarter of 2006. Phase II of the expansion added 12 additional jet bridge gates and was completed in the fourth quarter of 2012. Recently, a bid for the construction of a new south terminal, with an additional 20 gates and a second customs area, was awarded. Construction on the south terminal is expected to start in 2013 and to be completed in 2017.

We provide most of our own ground services and handling of passengers and cargo at Tocumen International Airport. In addition, we provide services to several of the principal foreign airlines that operate at Tocumen. At most of the foreign airports where we operate, foreign airport services companies provide all of our support services other than sales, counter services and some minor maintenance.

We lease a variety of facilities at Tocumen, including our maintenance hangar and our operations facilities in the airport terminal. From our System Operations Control Center located within our corporate headquarters building, we dispatch, track and direct our aircraft throughout the hemisphere and respond to operational contingencies as necessary. We generally cooperate with the airport authority to modify the lease terms as necessary to account for capital improvements and expansion plans. Currently, our elite passengers have access to a Copa Club at the airport, which is jointly operated with UAL. The Copa Club was expanded in 2010 to approximately one and half times, utilizing space made available during the recent expansion of the terminal. It is currently under expansion again to offer more space, improved facilities and additional value to our passengers. The capacity of the lounge will be approximately 250 passengers and will boast a spacious footprint of more than 10,000 square feet.

Our Premier passengers also have access to three Copa Clubs in the region, which are strategically located in Panama, Guatemala and Santo Domingo. These lounges are jointly operated along with UAL. The Copa Club in Guatemala is located at the Aurora International Airport and has a capacity of more than 60 passengers with an area of almost 2,400 square feet. In Santo Domingo, the lounge is located at the Las Americas International Airport with a capacity in excess of 65 passengers and an area of almost 3,000 square feet.

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

		Aircraft Fuel Data
	2012	2011	2010
Average price per gallon of jet fuel into plane (excluding hedge) (in U.S. dollars)	$3.35	$3.27	$2.39
Gallons consumed (in millions)	219.5	176.5	148.6
Available seat miles (in millions)	16,567	13,352	10,950
Gallons per ASM (in hundredths)	1.33	1.32	1.36

From 2006 to 2012, the average price of West Texas Intermediate (WTI) crude oil, a benchmark widely used for crude oil prices that is measured in barrels and quoted in U.S. dollars, increased by 42.6% from $66.02 per barrel to $94.11 per barrel. During 2008, fuel prices experienced significant volatility, with West Texas Intermediate crude prices reaching the record price of approximately $133.88 per barrel on average for the month of June. Prices then dropped below $41 per barrel at the beginning of 2009, and then stabilized at approximately $71 per barrel in the second half of 2009. During 2010, prices gradually increased and averaged $79 per barrel and by the end of 2011, prices had reached approximately $99 per barrel. In 2012, the WTI price gradually dropped to $88 per barrel. In 2012, we hedged 30% of our requirements through the use of jet fuel and crude oil swap contracts. While prices have significantly decreased since their peak in 2008, we believe that fuel prices are likely to increase in the future. We have hedged approximately 28% and 10% of our anticipated fuel needs for 2013 and 2014, respectively. We will continue to evaluate various hedging strategies, and we may enter into additional hedging agreements in the future. Any prolonged increase in the price of jet fuel will likely materially and negatively affect our business, financial condition and results of operation. To date, we have managed to offset some of the increases in fuel prices with higher load factors, fuel surcharges and fare increases. In addition, our relatively young, winglet-equipped fleet also helps us mitigate the impact of higher fuel prices.

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

Environmental

Our operations are covered by various local, national, and international environmental regulations. These regulations cover, among other things, emissions into the atmosphere, disposal of solid waste and aqueous effluents, aircraft noise, and other activities that result from the operation of aircraft and our aircraft comply with all environmental standards applicable to their operations as described in this annual report. In 2010, we were recognized by GreenHorizon Aviation with the “World’s Most Sustainable Airline” Environmental Award. In 2011, we conducted, through a consulting firm, an environmental audit of our hangar and support facilities at the Tocumen International Airport to determine what, if any, measures we needed to implement in order to satisfy the Panamanian effluent standards and the General Environmental Law at those facilities. In 2012, the Panamanian National Environmental Authority (ANAM) approved the Environmental Remediation and Management Program (PAMA) we submitted, which incorporate the remedial actions to be implemented following the 2011 audit. We currently comply with the General Environmental Law. We are currently in the first phase of a multi-year plan to implement all measures based on the environmental audit. Some of these measures include maintaining a young fleet, new navigation technologies such as RNAV to reduce fuel consumption, installation of winglets in our planes to reduce fuel consumption, CO2 emission compensation programs for our passengers, and recycling, among many others. Additionally, the Panamanian Civil Aviation Regulation (RACP) contains certain environmental provisions that are similar to those set forth in the General Environmental Law regarding effluents, although such provisions do not contain compliance grace periods. In the event the AAC determines that our facilities do not currently meet the RACP standards, we could be subject to a fine. The measures that will be implemented pursuant to the environmental audit will also satisfy the requirements of the RACP.

During 2012, we completed the Environmental Impact Studies required for our new operations and maintenance shops, and the installation of a wastewater treatment plant at our On-board Services facilities. During the first quarter of 2013, we expect to publish our final Greenhouse Gases Measurement report using the GHG Protocol, which is a widely-used international accounting tool to understand, quantify, and manage greenhouse gas emissions. The GHG Protocol, a decade-long partnership between the World Resources Institute and the World Business Council for Sustainable Development, is utilized by businesses, governments, and environmental groups globally to develop credible and effective programs to address climate change. With this elective step, we believe we are moving towards managing environmental risk and identifying emission reduction opportunities.

Regulation

Panama

Authorizations and Certificates. Panamanian law requires airlines providing commercial services in Panama to hold an Operation Certificate and an Air Transportation License/Certificate issued by the AAC. The Air Transportation Certificate specifies the routes, equipment used, capacity, and the frequency of flights. This certificate must be updated every time Copa acquires new aircraft, or when routes and frequencies to a particular destination are modified.

Panamanian law also requires that the aircraft operated by Copa Airlines be registered with the Panamanian National Aviation Registrar kept by the AAC, and that the AAC certifies the airworthiness of each aircraft in the fleet.

The Panamanian government does not have an equity interest in our company. Bilateral agreements signed by the Panamanian government have protected our operational position and route network, allowing us to have in Panama a significant hub to transport intraregional traffic within and between the Americas and the Caribbean. All international fares are filed and, depending on the bilateral agreement, are technically subject to the approval of the Panamanian government. Historically, we have been able to modify ticket prices on a daily basis to respond to market conditions. Copa Airlines’ status as a private carrier means that it is not required under Panamanian law to serve any particular route and is free to withdraw service from any of the routes it currently serves, subject to bilateral agreements. We are also free to determine the frequency of service we offer across our route network without any minimum frequencies imposed by the Panamanian authorities.

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

Antitrust Regulations. In 1996, the Republic of Panama enacted antitrust legislation, which regulates industry concentration and vertical anticompetitive practices and prohibits horizontal collusion. The Consumer Protection and Free Trade Authority is in charge of enforcement and may impose fines only after a competent court renders an adverse judgment. The law also provides for direct action by any affected market participant or consumer, independently or though class actions. The law does not provide for the granting of antitrust immunity, as is the case in the United States. In February 2006, the antitrust legislation was amended to increase the maximum fines that may be assessed for violations to $1,000,000 for violations and $250,000 for relative violations of antitrust law. In October 2007, the antitrust legislation was amended again to include new regulations.

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

Colombia has expanded its open-skies agreements with several countries in the last two years. In addition to Aruba and the Andean Pact nations of Bolivia, Ecuador and Peru, open-skies agreements have been negotiated with Costa Rica, Salvador, Panama, Dominican Republic and Ecuador. In the framework of liberalization between Colombia and Panama, any airline has the right to operate unlimited frequencies between any city pair of the two countries. As a result, Copa offers scheduled services between nine main cities in Colombia and Panama. In November 2010, Colombia signed an open-skies agreement with the United States, which will take effect in January 2013. With respect to domestic aviation, airlines must present feasibility studies to secure specific route rights, and no airline may serve the city pairs with the most traffic unless that airline has at least five aircraft with valid airworthiness certificate. While Aeronautica Civil has historically regulated the competition on domestic routes, in December 2012 it revoked the maximum number of competing airlines for each domestic route.

In October 2011, Aeronautica Civil announced its decision to liberalize air fares in Colombia starting April 1, 2012, including the elimination of fuel surcharges. However, airlines are required to charge an administrative fee (“Tarifa administrativa”) for each ticket sold through an airline’s direct channels. Passengers in Colombia are also entitled by law to compensation in the event of delays in excess of four hours, over-bookings and cancellations. Currently, the San Andres, Bogotá, Pereira, Cali, Cartagena, Medellin, Monteria, Bucaramanga, Cucuta, and Santa Marta airports, among others, are under private management arrangements. The government’s decision to privatize airports administration in order to finance the necessary expansion projects and increase the efficiency of operations has increased airports fees and facility rentals at those airports.

Authorization and Certificates: Colombian law requires airlines providing commercial services in Colombia to hold an operation certificate issued by the Unidad Administrativa Especial Aereonautica Civil (UAEAC) which is automatically renewed every five years. AeroRepública´s operation certificate will be eligible for automatic renewal in 2013.

Safety Assessment: On December 9, 2010, Colombia was re-certified as a Category 1 country under the FAA’s IASA program.

Ownership Requirements: Colombian regulations establish that an airline satisfies the ownership requirements of Colombia if it is registered under the Colombian Laws and Regulations.

Antitrust Regulations: In 2009, an antitrust law was issued by the Republic of Colombia, however, commercial aviation activities remain under the authority of the UAEAC.

Airport Facilities: The airports of the major cities in Colombia have been granted to concessionaries, who impose charges to the airlines for the rendering of airport services. The ability to contest these charges is limited, but contractual negotiations with the concessionaries are possible.

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

Copa Airlines’ operations to the United States are also subject to regulation by the FAA with respect to aviation safety matters, including aircraft maintenance and operations, equipment, aircraft noise, ground facilities, dispatch, communications, personnel, training, weather observation, air traffic control and other matters affecting air safety. The FAA requires each foreign air carrier serving the United States to obtain operational specifications pursuant to 14 CFR Part 129 of its regulations and to meet operational criteria associated with operating specified equipment on approved international routes. We believe that we are in compliance in all material respects with all requirements necessary to maintain in good standing our operations specifications issued by the FAA. The FAA can amend, suspend, revoke or terminate those specifications, or can temporarily suspend or permanently revoke our authority if we fail to comply with the regulations, and can assess civil penalties for such failure. A modification, suspension or revocation of any of our DOT authorizations or FAA operating specifications could have a material adverse effect on our business. The FAA also conducts safety audits and has the power to impose fines and other sanctions for violations of airline safety regulations. We have not incurred any material fines related to operations. The FAA also conducts safety International Aviation Safety Assessment (IASA) as to Panama’s compliance with International Civil Aviation Organization (ICAO) safety standards. Panama is currently considered a Category 1 country that complies with ICAO international safety standards. As a Category 1 country, no limitations are placed upon our operating rights to the Unites States. If the FAA should determine that Panama does not meet the ICAO safety standards, the FAA and DOT would restrict our rights to expand operations to the United States. We can offer no assurance of Panama’s continued compliance with ICAO safety standards.

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

Airport Access. Two U.S. airports at which we operate, O’Hare International Airport in Chicago (“O’Hare”) and John F. Kennedy International Airport in New York (“JFK”) were formerly designated by the FAA as “high density” traffic airports subject to arrival and departure slot restrictions during certain periods of the day. From time to time, the FAA has also issued temporary orders imposing slot restrictions at certain airports. Although slot restrictions at JFK were formally eliminated as of January 1, 2007, on January 15, 2008, the FAA issued an order limiting the number of scheduled flight operations at JFK during peak hours to address the over-scheduling, congestion and delays at JFK. The FAA is currently contemplating the implementation of a long-term congestion management rule at LaGuardia Airport, John F. Kennedy International Airport and Newark Liberty International Airport, which would replace the order currently in effect at JFK. We cannot predict the outcome of this potential rule change on our costs or ability to operate at JFK.

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

D. Property, Plants and Equipment

Headquarters

Our headquarters are located six miles away from Tocumen International Airport. We have leased five floors consisting of approximately 104,000 square feet of the building from Desarollo Inmobiliario del Este, S.A., an entity controlled by the same group of investors that controls CIASA, under a ten year lease starting January 2006, at a rate of $106,000 per month during the first three years, $110,000 per month during year four through year six, $113,000 during year seven through year nine and $116,000 per month in year 10, which we believe to be a market rate. In August 2012, we leased an additional floor consisting of approximately 15,700 square feet in the same complex from Desarollo Inmobiliario del Este, S.A. under a three year agreement. The lease rate is $29,000 per month during the first two years and $30,000 during the last year, which we believe to be a market rate.

Other Property

At Tocumen International Airport, we lease a maintenance hangar, operations offices in the terminal, counter space, parking spaces and other operational properties from the entity that manages the airport. We pay approximately $119,256 per month for this leased property. Around Panama City, we also lease various office spaces, parking spaces and other properties from a variety of lessors, for which we pay approximately $28,068 per month in the aggregate.

In each of our destination cities, we also lease space at the airport for check-in, reservations and airport ticket office sales, and we lease space for CTOs in 53 of those cities.

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

We are a leading Latin American provider of airline passenger and cargo service through our two principal operating subsidiaries, Copa Airlines and Copa Colombia. Copa Airlines operates from its strategically located position in the Republic of Panama, and Copa Colombia provides primarily international service from various cities in Colombia to Panama, Venezuela, Ecuador, México, Cuba, Guatemala and Costa Rica, complemented with service within Colombia.

Copa currently offers approximately 337 daily scheduled flights among 64 destinations in 29 countries in North, Central and South America and the Caribbean from its Panama City hub. Copa provides passengers with access to flights to more than 150 other destinations through code-share arrangements with UAL pursuant to which each airline places its name and flight designation code on the other’s flights. Through its Panama City hub, Copa Airlines is able to consolidate passenger traffic from multiple points to serve each destination effectively.

Copa Airlines and Copa Colombia operate a modern fleet of 57 Boeing 737-Next Generation aircraft and 26 Embraer 190 aircraft. To meet growing capacity requirements, we have firm orders, including purchase and lease commitments, to accept delivery of 35 additional aircraft through 2017 and purchase rights and options that, if exercised, would allow us to accept delivery of up to 14 additional aircraft through 2018. All of our firm orders, purchase rights and options are for Boeing 737-Next Generation aircraft.

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

Factors Affecting Our Results of Operations

Fuel

Fuel cost is our single largest operating expense and, as a result, our results of operations are likely to continue to be materially affected by the cost of fuel as compared with prior periods. From 2006 to 2012, the average price of West Texas Intermediate crude oil, a benchmark widely used for crude oil prices that is measured in barrels and quoted in U.S. dollars, increased by 42.6% from $66.02 per barrel to $94.11 per barrel. During 2008, fuel prices experienced significant volatility, with West Texas Intermediate crude prices reaching the record price of approximately $133.88 per barrel on average for the month of June. Prices then dropped below $41 per barrel at the beginning of 2009, and then stabilized at approximately $71 per barrel in the second half of 2009. During 2010, prices gradually increased and averaged $79 per barrel and by the end of 2011, prices had reached approximately $99 per barrel. In 2012, the WTI price gradually dropped to $88 per barrel. In 2012, we hedged 30% of our requirements through the use of jet fuel and crude oil swap contracts. While prices have significantly decreased since their peak in 2008, we believe that fuel prices are likely to increase in the future. We have hedged approximately 28% and 10% of our anticipated fuel needs for 2013 and 2014, respectively. We will continue to evaluate various hedging strategies, and we may enter into additional hedging agreements in the future. Any prolonged increase in the price of jet fuel will likely materially and negatively affect our business, financial condition and results of operation. To date, we have managed to offset some of the increases in fuel prices with higher load factors, fuel surcharges and fare increases. In addition, our relatively young, winglet-equipped fleet also helps us mitigate the impact of higher fuel prices.

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

According to data from The Preliminary Overview of the Economies of Latin America and the Caribbean, an annual United Nations publication prepared by the Economic Development Division, the economy of Latin America (including the Caribbean) increased by 4.3% in 2011 and an estimated 3.1% in 2012. In recent years, the Panamanian economy has outpaced the economic growth of the United States and of Latin America. In 2012, preliminary figures indicate that the Panamanian economy grew by 10.5% (versus 10.8% in 2011) while headline inflation (as indicated by the consumer price index) rose by 5.3% in 2012. Additionally, the Colombian economy has experienced relatively stable growth. The Colombian gross domestic product grew by 5.9% in 2011 and an estimated 4.5% in 2012 while headline inflation (as indicated by the consumer price index) rose by 3.1% in 2012.

Revenues

We derive our revenues primarily from passenger transportation, which represents 96.2% of our revenues for the year ended December 31, 2012. In addition, 3.8% of our total revenues are derived from cargo and other revenues.

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

The following table sets forth our capacity, load factor and yields for the periods indicated.

	2012	2011	2010
Capacity (in available seat miles, in millions)	16,567	13,352	10,950
Load factor	75.4%	76.4%	76.9%
Yield (in cents)	17.31	17.13	15.91

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

Aircraft fuel. The price we pay for aircraft fuel varies significantly from country to country primarily due to local taxes. While we purchase aircraft fuel at all the airports to which we fly, we attempt to negotiate fueling contracts with companies that have a multinational presence in order to benefit from volume purchases. During 2012, as a result of the location of its hub, Copa purchased 52% of its aircraft fuel in Panama. Copa has 19 suppliers of aircraft fuel across its network. In some cases, we tanker fuel in order to minimize our cost by fueling in airports where fuel prices are lowest. Our aircraft fuel expenses are variable and fluctuate based on global oil prices. From 2006 to 2012, the average price of West Texas Intermediate crude oil, a benchmark widely used for crude oil prices that is measured in barrels and quoted in U.S. dollars, increased by 43.6% from $66.02 per barrel to $94.11 per barrel. To date, we have managed to offset some of the increases in fuel prices with higher load factors, fuel surcharges and fare increases. In addition, our relatively young, winglet-equipped fleet also helps us mitigate the impact of higher fuel prices. Historically, we have not hedged a significant portion of our fuel costs. We have hedged 28% and 10% of our anticipated fuel needs for 2013 and 2014, respectively.

	Aircraft Fuel Data
	2012	2011	2010
Average price per gallon of jet fuel into plane (excluding hedge) (in U.S. dollars)	$3.35	$3.27	$2.39
Gallons consumed (in millions)	219.5	176.5	148.6
Available seat miles (in millions)	16,567	13,352	10,950
Gallons per ASM (in hundredths)	1.33	1.32	1.36

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

Maintenance, material and repair expenses. Our maintenance, material and repair expenses consist of aircraft repair and charges related to line and heavy maintenance of our aircraft, including maintenance materials, and aircraft return costs. As the age of our fleet increases and our warranties expire, our maintenance expenses will increase. We conduct line maintenance internally and outsource most heavy maintenance to independent third party contractors. In 2003, we negotiated with GE Engine Services a maintenance cost per hour program for the repair and maintenance of our CFM-56 engines which power our Boeing 737 Next Generation fleet. Our engine maintenance costs are also aided by the sea-level elevation of our hub and the use of winglets which allow us to operate the engines on our Boeing 737 Next Generation aircraft with lower thrust, thus putting less strain on the engines. In 2011 and 2012, we negotiated with GE Engine Services a maintenance agreement for the repair and maintenance of our CF-34 and CF-56 engines.

Aircraft rent. Our aircraft rental expenses are generally fixed by the terms of our operating lease agreements. We currently have 21 operating leases, 20 of which are operating leases with fixed rates which are not subject to fluctuations in interest rates and one operating lease tied to LIBOR. Our aircraft rent expense also includes rental payments related to any wet-leasing of freighter aircraft to supplement our cargo operations.

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

The Panamanian tax code for the airline industry states that tax is based on net income earned for traffic whose origin or final destination is the Republic of Panama. The applicable tax rate is currently 25.0%. Dividends from our Panamanian subsidiaries, including Copa, are separately subject to a 10% percent withholding tax on the portion attributable to Panamanian sourced income and a 5% withholding tax on the portion attributable to foreign sourced income. Additionally, a 7% value added tax is levied on tickets issued in Panama for travel commencing in Panama and going abroad, irrespective of where such tickets were ordered.

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

Our income tax expense totaled approximately $39.9 million in 2012, $35.6 million in 2011, and $19.0 million in 2010.

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

Our critical accounting policies are described below and estimates are defined as those that are reflective of significant judgments and uncertainties and potentially result in materially different results under different assumptions and conditions. For a discussion of these and other accounting policies, see Note 2 and 3 to our annual consolidated financial statements.

Goodwill and Intangible Assets. We have allocated goodwill and intangible assets with indefinite lives acquired through business combinations for the purposes of impairment testing to a single cash-generating unit. Goodwill is tested for impairment annually, or when events or changes in circumstances indicate that the carrying amount may not be recoverable, by comparing the carrying amount to the recoverable amount of the cash-generating unit level that has been measured on the basis of its value-in-use, by applying cash flow projections in the functional currency based on the Company’s approved business plan covering a five-year period followed by the a long-term growth rate. Considerable judgment is necessary to evaluate the impact of operating and macroeconomic changes to estimate future cash flows and to measure the recoverable amount. Assumptions in the Company’s impairment evaluations are consistent with internal projections and operating plans. AeroRepublica trade name and routes were acquired as part of the AeroRepublica acquisition and were capitalized at fair value at that date. The brand name and routes were considered to have an indefinite useful life (and were not amortized) due to several factors and considerations, including the brand awareness and market position, customer recognition and loyalty. The carrying values of the routes and brand names are reviewed for impairment annually or when events or changes in circumstances indicate that carrying values may not be recoverable. The Company assesses at each statement of financial position date whether intangibles assets with indefinite useful lives are impaired using discounted cash flow analyses. In the third quarter of 2010, the company changed the commercial name of AeroRepublica and began to operate under the brand Copa Colombia. As a result, we recognized an impairment to the value of the brand name of $1.5 million during 2010. The remaining balance of this intangible asset is being amortized over five years. No impairment of goodwill and any other intangible assets was recognized.

Maintenance Deposit. The Company makes payments for engine overhauls under power by the hour agreements (PBH). These payments related to engine overhauls under PBH agreements are recorded as other assets.

These payments are recognized as prepaid assets until the event occurs, at which time the actual costs of the maintenance are capitalized and amortized over the expected period until the next event. Management performs regular reviews of the recovery of maintenance deposits and believes that the values reflected in the consolidated statement of financial position are recoverable.

Maintenance Provision. The recording of maintenance provisions related to return conditions on aircraft leases requires management to make estimates of the future costs associated with the maintenance events required under the lease return condition and estimates of the expected future maintenance condition of the aircraft at the time of lease expiry. These estimates take into account current costs of these maintenance events, estimates of inflation surrounding these costs, as well as assumptions surrounding utilization of the related aircraft. Any difference in the actual maintenance cost incurred and the amount of the provision is recorded in maintenance expense in the period. The effect of any changes in estimates, including changes in discount rates, inflation assumptions, cost estimates or lease expiries, is also recognized in maintenance expense in the period.

Accounting for Property, Plant and Equipment. Property, plant and equipment, including rotable parts, are recorded at cost and are depreciated to estimated residual values over their estimated useful lives using the straight-line method. Each component of property, plant and equipment that has a cost that is significant in relation to the overall cost of the item is depreciated separately. Pre-delivery deposits refer to prepayments made based on the agreements entered into with the Boeing Company for the purchase of Boeing 737 Next Generation aircraft and includes interest and other finance charges incurred during the manufacture of aircraft and the leasehold improvements.

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

Revenue recognition – Expired tickets. The Company recognizes revenue from fares for tickets that are expected to expire unused based on historical data and experience. Estimating expected breakage requires management to make informed judgment about, among other things, the extent to which historical experience is an indication of future customer behavior. Quarterly, or more frequently as the experience data suggests, management reassesses the historical data and makes required improvements.

Lease accounting. Aircraft lease agreements can be accounted as either operating or finance leases. When the risks and benefits of the lease are transferred to us, as lessee, the lease is classified as a finance lease. Finance leases are accounted as an acquisition obtained through a financing, with the aircraft recorded as a fixed asset and a corresponding liability recorded as a loan. Finance lease assets are recorded based on the lesser of the fair value of the aircraft or the present value of the minimum lease payments, discounted at an implicit interest rate, when it is clearly identified in the lease agreement, or our incremental borrowing rate. The aircraft is depreciated through the lesser of its useful life or the lease term. Interest expense is recognized through the effective interest rate method, based on the implicit interest rate of the lease. Lease agreements that do not transfer the risks and benefits to us are classified as operating leases. Operating leases are accounted as a rental, and the minimum lease expense is recognized through the straight line method.

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

Deferred taxes. Deferred taxes are recognized for tax losses, tax credits, and temporary differences between tax bases and carrying amounts for financial reporting purposes of our assets and liabilities. Recognition and measurement of deferred taxes is a critical accounting policy for us because it requires a number of assumptions and is based on our best estimate of our projections related to future taxable profit. In addition, because the preparation of our business plan is subject to a variety of market conditions, the results of our operations may vary significantly from our projections and as such, the amounts recorded as deferred tax assets may be impacted significantly in the future.

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

•	IAS 1 Presentation of Items of Other Comprehensive Income – Amendments to IAS 1

•	IAS 19 Employee Benefits (Revised)

•	IAS 28 Investments in Associates and Joint Ventures (as revised in 2011)

•	IAS 32 Offsetting Financial Assets and Financial Liabilities — Amendments to IAS 32

•	IFRS 1 Government Loans – Amendments to IFRS 1

•	IFRS 7 Disclosures — Offsetting Financial Assets and Financial Liabilities — Amendments to IFRS 7

•	IFRS 9 Financial Instruments: Classification and Measurement

•	IFRS 10 Consolidated Financial Statements, IAS 27 Separate Financial Statements

Annual Improvements May 2012:

•	IFRS 1 First-time Adoption of International Financial Reporting Standards

•	IAS 1 Presentation of Financial Statements

•	IAS 16 Property Plant and Equipment

•	IAS 32 Financial Instruments, Presentation

•	IAS 34 Interim Financial Reporting

Results of Operation

The following table shows each of the line items in our income statements for the periods indicated as a percentage of our total operating revenues for that period:

	2012	2011	2010
Operating revenues:
Passenger revenue	96.2%	95.4%	94.6%
Cargo, mail and other	3.8%	4.6%	5.4%
Total	100.0%	100.0%	100.0%
Operating expenses:
Aircraft fuel	-32.3%	-29.9%	-25.1%
Salaries and benefits	-11.0%	-11.6%	-12.6%
Passenger servicing	-9.7%	-8.8%	-9.5%
Commissions	-4.0%	-4.0%	-4.1%
Reservation and sales	-3.8%	-3.8%	-4.2%
Maintenance, materials and repairs	-4.1%	-3.9%	-4.4%
Depreciation and amortization	-4.0%	-4.1%	-4.5%
Flight operations	-4.7%	-4.6%	-5.0%
Aircraft rentals	-3.2%	-2.8%	-3.3%
Landing fees and other rentals	-2.1%	-2.3%	-2.8%
Other	-3.4%	-3.2%	-4.2%
Special fleet charges	0.0%	0.0%	0.0%
Total	-82.1%	-79.0%	-79.5%
Operating income	17.9%	21.0%	20.5%
Non-operating income (expenses):
Interest expense	-1.5%	-1.8%	-2.1%
Interest capitalized	0.0%	0.0%	0.0%
Interest income	0.5%	0.4%	0.3%
Other, net	-0.7%	-0.7%	-0.3%
Total	-1.6%	-2.1%	-2.1%
Income/(loss) before income taxes	16.3%	18.9%	18.4%
Income taxes	-1.8%	-1.9%	-1.3%
Net income	14.5%	17.0%	17.0%

Year 2012 Compared to Year 2011

Our consolidated net income in 2012 totaled $326.5 million, a 5.2% increase from net income of $310.4 million in 2011. This increase was primarily due to an increase in operating income driven by a 22.9% increase in operating revenues. We had consolidated operating income of $402.5 million in 2012, a 4.6% increase over operating income of $385.0 million in 2011. Our consolidated operating margin in 2012 was 17.9%, a decrease of 3.1 percentage points from an operating margin of 21.0% in 2011.

Operating revenue

Our consolidated revenue totaled $2.2 billion in 2012, a 22.9% increase over operating revenue of $1.8 billion in 2011, due to increases in both passenger and cargo revenue.

Passenger revenue. Passenger revenue totaled $2.2 billion in 2012, a 23.8% increase over passenger revenue of $1.7 billion in 2011. This increase was mainly driven by a 24.1% increase in capacity in 2012 compared to 2011. Revenue passenger miles increased 22.6% in 2012 compared to 2011. Passenger yield increased by 1.0% to 17.3 cents in 2012. The increase in yield was in spite of the increase in capacity as available seat miles increased by 24.1% in 2012 as compared to 2011.

Cargo, mail and other. Cargo, mail and other revenue totaled $86.3 million in 2012, a 2.9% increase from cargo, mail and other revenue of $83.8 million in 2011. This increase was primarily the result of higher freight and courier revenue.

Operating expenses

Our consolidated operating expenses totaled $1.8 billion in 2012, a 27.7% increase over operating expenses of $1.4 billion in 2011 that was primarily the result of higher fuel cost and higher operating costs due to growth in capacity.

An overview of the major variances on a consolidated basis follows:

Aircraft fuel. Aircraft fuel totaled $725.8 million in 2012, a 32.6% increase from aircraft fuel of $547.2 million in 2011. This increase was primarily a result of 24.4% higher fuel consumption due to 22.6% more block hours and a 2.4% increase in the all-in average fuel price per gallon of jet fuel ($3.35 in 2012 compared to $3.27 in 2011), and is net of a realized fuel hedge gain of $9.1 million in 2012, as compared to a realized fuel hedge gain of $29.4 million in 2011.

Salaries and benefits. Salaries and benefits totaled $247.4 million in 2012, a 16.1% increase over salaries and benefits of $213.1 million in 2011. This increase was primarily a result of a 10.0% increase over 2011 in our employee base to support our growth in operations, the full year effect of our 8.1% headcount growth in 2011, and the impact of inflationary adjustments.

Passenger servicing. Passenger servicing totaled $217.1 million in 2012 compared to $160.7 million in 2011. This represented a 35.1% increase driven mainly by a 17.1% increase in the number of passengers transported during 2012 compared to 2011, a 12.7% growth in departures and a higher passenger servicing rate due to the growth of our operation, especially in more expensive airports, and longer haul flights.

Commissions. Commissions totaled $89.4 million in 2012, a 22.5% increase from commissions of $72.9 million in 2011. This increase was due to a 23.8% increase in passenger revenue, and our growth in countries with high commission rates. Commissions represented 4.0% of our operating revenue in 2012 and in 2011.

Reservations and sales. Reservations and sales totaled $85.0 million in 2012, a 20.8% increase compared to $70.4 million in 2011. This increase was primarily due to higher passenger revenues. Reservations and sales remained flat as a percentage of our operating revenue in 2011 and 2012 at 3.8%.

Maintenance, materials and repairs. Maintenance, materials and repairs totaled $92.2 million in 2012, a 29.9% increase over maintenance, materials and repairs of $71.0 million in 2011. This increase was primarily a result of an increase in repairs and materials driven by our growth in capacity, as well as an increase in maintenance provisions for additional leased aircraft delivered in 2011 and 2012.

Depreciation. Depreciation totaled $89.2 million in 2012, a 18.2% increase over depreciation of $75.5 million in 2011, as a result of higher depreciation attributable to our acquisition of seven new Boeing 737-800s in 2012.

Flight operations. Flight Operations amounted to $105.0 million in 2012, 25.3% increase compared to $83.8 million in 2011. This increase was driven mainly by a 24.1% increase in capacity and a 5.8% increase in stage length. As a result, air to ground communications increased by 32.0%, from $51.9 million in 2011 to $68.3 million in 2012.

Landing fees and other rentals. Landing fees and other rentals amounted to $46.2 million in 2012, a 10.4% increase compared to $41.9 million in 2011. This increase was driven mainly by our increase in operations, which includes the effect of expanded operations in certain markets, and a 1.5% increase in simulator rent expense, from $5.4 million in 2011 to $5.5 million in 2012, due to a higher usage driven by the growth in our operations.

Aircraft rentals. Aircraft rental expense amounted to $72.5 million in 2012, a 41.4% increase from $51.3 million reported in 2011. This increase is attributable to the addition of six leased Boeing 737NG aircraft in 2012 and the full year effect of five leased aircraft, partially offset by the return of two Boeing 737-700s and one Boeing 737-800s in 2012. At December 31, 2012, we had leased a total of 24 aircraft, comprised of both Boeing 737NG aircraft and EMB 190 aircraft.

Other. Other expenses totaled $77.1 million in 2012, a 32.4% increase over other expenses of $58.2 million in 2011. This increase was mainly driven as a result of an increase in branding and advertising activities, mainly related to the re-styling of our logo, as well as an increase in discretionary spending mostly related to technology and administrative expenses.

Non-operating income (expense)

Non-operating expense totaled $36.1 million in 2012, a decrease from non-operating expense of $38.9 million in 2011, primarily due to an increase in interest income to $11.7 million in 2012 from $6.8 million in 2011, resulting from a higher average cash balance available for investments, partially offset by $9.9 million mark-to-market loss on our fuel contracts in 2012 compared to a $3.6 million loss in 2011. In addition, we recognized a non-operating expense of $5.2 million in 2012, compared to a $9.5 million non-operating expense in 2011. This decrease was driven by higher non-operating revenues partially offset by currency exchange losses mostly in Brazil and Colombia.

Interest expense. Interest expense totaled $32.8 million in 2012, a 0.3% increase over interest expense of $32.7 million in 2011, primarily resulting from higher total debt partially offset by lower average interest rates during the period. The average effective interest rate on our debt decreased by 32 basis points, from 3.04% during 2011 to 2.72% during 2012. At the end of 2012, 52% of our outstanding debt was fixed at an average effective rate of 2.49%.

Interest income. Interest income totaled $11.7 million in 2012, a 72.6% increase over interest income of $6.8 million in 2011. This increase was mainly a result of a higher cash and investment balance during the period.

Other, net. Other, net expense totaled $15.1 million in 2012, compared to a $13.1 million other, net expense in 2011. This change was primarily due to a $9.9 million mark-to-market loss on our fuel contracts in 2012 compared to a $3.6 million gain in 2011. In addition, we recognized a non-operating expense of $5.2 million in 2012, compared to a $9.5 million non-operating expense in 2011. This decrease was driven by higher non-operating revenues partially offset by currency exchange losses mostly in Brazil and Colombia.

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

Reservations and sales. Reservations and sales totaled $70.4 million in 2011, a 19.6% increase compared to $58.8 million in 2010. This increase was primarily due to higher passenger revenues. Reservations and sales represented 3.8% of our operating revenue in 2011 compared to 4.2% in 2010, a reduction of 0.4 percentage points.

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

Flight operations, aircraft rentals, and landing fees and other rentals. Combined, flight operations, aircraft rentals, and landing fees and other rentals increased from $157.3 million in 2010 to $176.9 million in 2011. Flight operations amounted to $83.8 million in 2011 compared to $70.6 million in 2010. This represented an 18.6% increase driven mainly by an increase in capacity of 21.9%. As a result of increased capacity, air to ground communications increased by 25%, from $41.5 million in 2010 to $51.9 million in 2011. Aircraft rental expense amounted to $51.3 million in the 2011 fiscal year, a 10.6% increase from $46.3 million reported in the 2010 fiscal year. This increase results from the addition of five leased Boeing 737NG aircraft in 2011 and the full year effect of 2010, bringing our total operating aircraft leased fleet to 21 aircraft which is comprised of both Boeing 737NG aircraft and EMB 190 aircraft. Landing fees and other rentals amounted to $41.9 million in 2011 compared to $40.3 million in 2010. This represented a 3.9 % increase driven mainly by the same reasons, which includes the effects of expanded operations in certain markets. Additionally, simulator rent expense increased by 4.0% from $5.2 million in 2010 to $5.4 million in 2011 due to a higher usage driven by the growth in our operations.

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

B. Liquidity and Capital Resources

In recent years, we have been able to meet our working capital requirements through cash from our operations. Our capital expenditures, which consist primarily of aircraft purchases, are funded through a combination of our cash from operations and long-term financing. From time to time, we finance pre-delivery payments related to our aircraft with medium-term financing in the form of commercial bank loans and/or bonds privately placed with commercial banks. Our accounts receivable at December 31, 2012 decreased by $7.1 million compared with December 31, 2011, primarily due to an increase in factoring transactions. In our opinion, the Company’s working capital is sufficient for the Company’s present requirements.

Our cash, cash equivalents, and short-term investments, at December 31, 2012, increased by $145.7 million, to $651.1 million. Of such cash, 25.5% or $166.3 million was subject to exchange controls in Venezuela and was pending repatriation. As of April 24, 2013 we had a cash balance of $217.6 million in Venezuela. At December 31, 2012 we had available committed lines of credit totaling $ 60.0 million under which there were $15.0 million outstanding with Bladex, and uncommitted lines of credit totaling $100.5 million. These lines of credit have been secured to bridge potential liquidity gaps and account for other potential contingencies.

Operating Activities

We rely primarily on cash flows from operations to provide working capital for current and future operations. Net cash flows provided by operations for the year ended December 31, 2012 were $538.0 million, increasing $39.7 million compared to the $498.3 million in 2011. The increase in cash flows from operations in 2012 is primarily due to the net effect of a decrease in accounts receivables driven by factoring transactions and a decrease in accounts payable due to a lower fuel obligation compared to 2011 driven by timing, partially offset by a slower increase in air traffic liability and an increase in other assets. Net cash flows provided by operations for the year ended December 31, 2011 were $498.3 million, increasing $205.5 million compared to the $292.8 million in 2010. The increase in cash flows from operations in 2011 was primarily driven by increased passenger ticket sales as a result of a strong demand environment in a period with a large increase in capacity, and an increase in accounts payable due to current fuel obligation as of the reporting date.

Investing Activities

Net cash flow used in investing activities were $654.6 million in 2012 compared to a net cash flow from investing activities of $468.3 million in 2011 and $445.4 million in 2010. During 2012, we made capital expenditures of $399.7 million, which consisted primarily of expenditures related to our purchase of seven Boeing 737-800 aircraft, as well as $194.9 million in expenditures related to advance payments on aircraft purchase contracts. During 2011, our capital expenditures were $319.7 million, which consisted primarily of expenditures related to our purchase of five Boeing 737-800 aircraft, as well as $175.3 million in expenditures related to advance payments on aircraft purchase contracts for aircraft deliveries in 2013. During 2010, our capital expenditures were $340.3 million, which consisted primarily of expenditures related to our purchase of three Boeing 737-800 aircraft, as well as $157.3 million in expenditures related to advance payments on aircraft purchase contracts.

Financing Activities

Net cash flow used in financing activities were $54.3 million in 2012 compared to a net cash flow from financing activities of $5.8 million in 2011 and $95.5 million in 2010. During 2012, $287.5 million of proceeds from aircraft financing were offset by the repayment of $149.4 million in long-term debt and $192.6 million in dividends declared and paid. Financing activities during 2011 consisted primarily of the receipt of $171.7 million of aircraft financing proceeds, the repayment of $93.6 million in long-term debt and $72.4 million in dividends declared and paid. Financing activities during 2010 consisted primarily of the receipt of $282.1 million of aircraft financing proceeds, the repayment of $138.7 million in long-term debt and $47.9 million in dividends declared and paid.

Before 2010, we had generally been able to arrange medium-term financing for pre-delivery payments through loans with commercial banks. In 2010, 2011 and 2012, we financed our pre-delivery payments with our own cash. As the aircraft are delivered and the financing for the aircraft is received, these pre-delivery payments will be recovered by the company.

We have financed the acquisition of 40 Boeing 737-Next Generation aircraft through syndicated loans provided by international financial institutions with the support of partial guarantees issued by the Export-Import Bank of the United States, or Ex-Im, with repayment profiles of 12 years. The financing of the first four 737NG’s was fully repaid in 2012 and then all four aircraft were re-financed in 2012. The Ex-Im guarantees support 85% of the net purchase price and are secured with a first priority mortgage on the aircraft in favor of a security trustee on behalf of Ex-Im. The documentation for each loan follows standard market forms for this type of financing, including standard events of default. Our Ex-Im supported financings amortize on a quarterly basis, are denominated in dollars and originally bear interest at a floating rate linked to LIBOR. Our Ex-Im guarantee facilities typically offer an option to fix the applicable interest rate. We have exercised this option with respect to $563.5 million as of December 31, 2012 at an average weighted interest rate of 3.62%. The remaining $248.3 million bears interest at a weighted average interest of LIBOR plus 0.11%. At December 31, 2012, the total amount outstanding under our Ex-Im-supported financings totaled $811.8 million.

We have effectively extended the maturity of certain of our Boeing aircraft financing to 15 years through the use of a “Stretched Overall Amortization and Repayment,” or SOAR, structure which provides serial draw-downs calculated to result in a 100% loan accreting to a recourse balloon at the maturity of the Ex-Im guaranteed loan. The SOAR portions of our facilities require us to maintain certain financial covenants, including an EBITDAR to fixed charge ratio, a long-term obligation to EBITDAR ratio and a minimum unrestricted cash balance. To comply with the first ratio, our EBITDA plus aircraft rent expense, or EBITDAR, for the prior year must be at least 2.0 times our fixed charge expenses (including interest, commission, fees, discounts and other finance payments) for that year. To comply with the second ratio, our long-term obligations must be no more than six times EBITDAR. Third, our cash, cash equivalents and short-term investment balance should be at least $50 million. As of December 31, 2012, we complied with all required covenants. We also pay a commitment fee on the unutilized portion of our SOAR loans.

In February 2011, participants from the member states of the Organization for Economic Co-operation and Development (OECD), including the Export-Import Bank of the United States, agreed to a new common approach with respect to aircraft purchase financing (the “2011 Aircraft Sector Understanding”). The 2011 Aircraft Sector Understanding unifies the terms, conditions and procedures governing large and regional aircraft exports and in particular attempts to reduce the subsidies from which we benefit by setting forth increased minimum guarantee premium rates, lower loan-to-value ratios and more restrictive repayment terms, all based on the borrower’s credit risk classification. The former 2007 Aircraft Sector Understanding will, however, continue to apply to transactions for former category 1 aircraft (e.g., Boeing 737-800) delivered by December 31, 2012 and for former category 2 and 3 aircraft (e.g., EMBRAER-190) delivered by December 31, 2013, provided the financed aircraft was subject to a firm contract concluded no later than December 31, 2010, and subject to the payment of additional commitment fee. These developments are likely to increase our financing costs and may negatively affect our results of operation. As a result, we have begun exploring other financing arrangements, including entering into sale leaseback transactions to finance future aircraft purchases.

We also have financed 10% of the purchase price of certain of our Boeing aircraft through commercial loans. Under the commercial loan agreements for aircraft received in 2002, we are required to comply with four specific financial covenants. The first covenant requires our EBITDAR for the prior year to be at least 2.0 times our finance charge expenses (including interest, commission, fees, discounts and other finance payments). The second covenant limits our net borrowings to 85% of our capitalization. The third covenant requires our tangible net worth to be at least $120 million. The last covenant requires us to maintain a minimum of $50 million in available cash (including cash equivalents and committed credit facilities). As of December 31, 2012, we complied with all required covenants.

Our Embraer aircraft purchases are not eligible for Ex-Im guaranteed financing. During 2008, we secured a senior term loan facility in the amount of $100 million for the purchase of four Embraer 190 aircraft. The loans have a term of twelve years. During 2008, we utilized all of this facility. Under the 2008 loan agreement we are required to comply with certain financial covenants. The first covenant requires our EBITDAR for the prior year to be at least 2.5 times our fixed charge expenses (including interest, commission, fees, discounts and other finance payments) for that year. The second covenant requires a total liability plus operating leases minus operating cash to tangible net worth ratio of less than 5.5 to 1. The third covenant requires our tangible net worth to be at least $160 million. The last covenant requires us to maintain a minimum of $75 million in available cash, cash equivalents and short-term investments. As of December 31, 2012, we complied with all required covenants.

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

As of December 31, 2012, we had placed firm purchase orders with Boeing for 35 Boeing 737-Next Generation aircraft and we have purchase rights and options for an additional 14 Boeing 737-Next Generation aircraft. The schedule for delivery of our firm purchase orders is as follows: seven in 2013, four in 2014, eight in 2015, seven in 2016 and seven in 2017. We meet our pre-delivery deposit requirements for our Boeing 737-Next Generation aircraft by using cash from operations, or by using medium-term borrowing facilities and/or vendor financing for deposits required between two years and six months prior to delivery. Pre-delivery deposits for our Embraer 190 aircraft are required 18, 12 and 6 months prior to delivery. In 2010, 2011, and 2012, we funded these deposits with our own cash from operations.

We maintain available facilities for letters of credit with several banks with outstanding balances of $29.1 million, $33.7 million and $26.8 million at December 31, 2012, 2011 and 2010, respectively. These letters of credit are pledged for aircraft rentals, maintenance and guarantees for airport facilities. Of this total, $3.4 million are letters of credit opened on behalf of Copa Colombia for the same purposes listed above. In addition, Copa Airlines has lines of credit totaling $150.5 million, in which it has committed lines of credit totaling $60.0 million, including one line of credit for $15.0 million and one overdraft line of credit of $5.0 million with Banco General, an overdraft line of credit of $10 .0million with Towerbank and a line of credit of $30.0 million with Banco Nacional de Panamá. Copa Airlines also has uncommitted lines of credit totaling $90.5 million, including one line of credit of $60.0 million with Bladex, a line of credit of $20.0 million with Citibank and one line of credit of $10.5 million with Banco Panama. These lines of credit have been put in place to bridge liquidity gaps and for other potential contingencies. Copa Colombia has a $10.0 million uncommitted line of credit with Citibank.

As of December 31, 2012 Copa Airlines has an outstanding balance of $15 million dollars with Bladex (Foreign Trade Bank of Latin America).

C. Research and Development, Patents and Licenses, etc.

We believe that the Copa brand has strong value and indicates superior service and value in the Latin American travel industry. We have registered the trademarks “Copa” and “Copa Airlines” with the trademark office in Panama, United States, and the majority of the countries in which we operate. We license certain brands, logos and trade dress under the trademark license agreement with UAL related to our alliance. We will have the right to continue to use our current logos on our aircraft for up to five years after the end of the alliance agreement term. “Copa Colombia” and “Copa Airlines Colombia” are registered names and trademarks in Colombia, Panama, Ecuador, Venezuela, Mexico, Dominican Republic, Honduras, and Peru.

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

D. Trend Information

We seek to expand our operations by adding frequencies and new routes with the addition of seven new Boeing 737-800 aircraft to our fleet in 2013. For the remainder of 2013, we expect to continue to concentrate on keeping our operating costs low and pursuing ways to make our operations more efficient.

We intend to continue developing initiatives to improve our operations, including a continued focus on on-time performance and completion factor. Additionally, we continue to seek further integration of Copa Airlines’s and Copa Colombia’s network through code-sharing and fleet interchange agreements.

Our maintenance expenses are dependent on a large number of factors, some of which can be estimated, such as aircraft usage, aircraft destination and overhaul events, while many others result from unforeseen events. In 2012, our maintenance expenses increased by 30% mainly driven by a 23% increase in block hours and by an increase in aircraft return provisions due to the full year effect of five new leased aircraft in 2011 and six new leased aircraft in 2012. In 2013 we estimate that our maintenance expenses will increase by 15% mainly driven by a 13% increase in block hours and by an increase in aircraft return provisions due to the full year effect of six new leased aircraft in 2012 and seven new leased aircraft in 2013.

We expect jet fuel prices will continue to be volatile in 2013 and expect to continue evaluating fuel hedging programs to help protect us against short-term movements in crude oil prices. We expect our operating capacity to increase approximately 14% in 2013, primarily as a result of the addition of seven new aircraft throughout the year.

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

F. Tabular Disclosure of Contractual Obligations

Our non-cancelable contractual obligations at December 31, 2012 included the following:

	At December 31, 2012
	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
	(in thousands of dollars)
Aircraft and engine purchase commitments	860,499	197,040	435,146	228,313	0
Aircraft operating leases	400,920	73,081	137,371	109,211	81,257
Other operating leases	30,532	9,807	11,922	3,899	4,904
Short-term debt and long-term debt(1)	1,302,606	150,553	353,984	273,971	524,098

Total	2,594,557	430,481	938,423	615,394	610,259

(1)	Includes actual interest and estimated interest for floating-rate debt based on December 31, 2012 rates.

Most contract leases include renewal options. Non-aircraft related leases have renewable terms of one year, and their respective amounts included in the table above have been estimated through 2016, but we cannot estimate amounts with respect to those leases for later years. Our leases do not include residual value guarantees.

Item 6. Directors, senior management and employees

A. Directors and Senior Management

We are managed by our Board of Directors which currently consists of eleven members who serve two-year terms and may be re-elected. The number of directors elected each year alternates between six directors and five directors. Messrs. Stanley Motta, José Castañeda Velez, Jaime Arias, Alberto C. Motta Jr., and Joseph Fidanque were re-elected as directors at our annual shareholders’ meeting held on May 4, 2011. On the other hand, Messrs. Pedro Heilbron, Ricardo A. Arias, Douglas Leo, Alfredo Arias Loredo and Roberto Artavia were each re-elected for two-year terms at our annual shareholders’ meeting held on May 9th, 2012, and Mr. Alvaro Heilbron was also elected as director to replace Mr. Osvaldo Heilbron, who elected not to run for re-election. Our charter does not have a mandatory retirement age for our directors.

The following table sets forth the name, age and position of each member of our Board of Directors as of January 31, 2013. A brief biographical description of each member of our Board of Directors follows the table.

Name	Position	Age
Pedro Heilbron	Chief Executive Officer and Director	55
Stanley Motta	Chairman and Director	67
Alvaro Heilbron	Director	47
Jaime Arias	Director	78
Ricardo Alberto Arias	Director	73
Alberto C. Motta, Jr.	Director	66
Douglas Leo	Director	53
Joseph Fidanque III	Director	46
Jose Castañeda Velez	Director	68
Roberto Artavia Loria	Director	54
Alfredo Arias Loredo	Director	66

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

Mr. Alvaro Heilbron was elected as director of Copa Holdings in 2012. Mr. Heilbron is the brother of Mr. Pedro Heilbron, our chief executive officer. He is an Executive Director at Editora del Caribe, S.A. and a director at Panama Star Tours, S.A. Mr. Heilbron holds a B.S. in Business Administration from George Washington University, and a Post-Graduate degree in Management from INCAE Business School. Mr. Heilbron also served as Vice-President of Commercial for Copa Airlines between the years of 1988 and 1999.

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

Name	Position	Age
Pedro Heilbron	Chief Executive Officer	55
Jose Montero	Chief Financial Officer	43
Daniel Gunn	Senior Vice-President of Operations	45
Leo Marchosky	Vice-President of Human Resources	56
Joe Mohan	Vice-President of Commercial and Planning	43
Ahmad Zamany	Vice-President of Maintenance	55
Vidalia de Casado	Vice-President of On-Board Services	55
Peter Diaz	Vice-President of Airport Services	46
Glen Baker	Vice-President of Technology	54
Eduardo Lombana	Chief Executive Officer of Copa Colombia	51

Mr. Pedro Heilbron has been our Chief Executive Officer since 1988. He received an M.B.A. from George Washington University and a B.A. from College of the Holy Cross. Mr. Heilbron is the brother of Mr. Alvaro Heilbron, a member of our Board of Directors.

Mr. Jose Montero has been our Chief Financial Officer since March 2013. He started his career with Copa Airlines in 1993 and has held various technical, supervisory, and management positions within the company such as Manager of Flight Operations, Director of System Operations Control Center (SOCC), and, between 2004 and 2013, Director of Strategic Planning. He has a BS in Aeronautical Studies from Embry Riddle University and an MBA from Cornell University.

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

Mr. Glen Baker has been our Vice-President of Technology since March 2011.Prior to joining Copa, he served as Chief Information Officer of ATA Airlines from 2001 through 2008. He also served in the Government of the City of Indianapolis. He received his B. S. in Political Science from Franklin College in 1980.

Mr. Eduardo Lombana joined the Company in May 2005 as Chief Operating Officer and was appointed as chief executive officer of Copa Colombia as of February 2012. He served three years at Avianca as Vice-President of Network, responsible for revenue management, network planning and revenue accounting during the company’s bankruptcy turn over. Prior to that, he served as Vice-President of Flight Operations for ACES before it merged with Avianca. Mr. Lombana holds a BS in Aviation Technology and an AS in Aviation Maintenance Technology from Embry Riddle Aeronautical University.

The business address for all of our senior management is c/o Copa Airlines, Avenida Principal y Avenida de la Rotonda, Urbanización Costa del Este, Complejo Business Park, Torre Norte, Parque Lefevre Panama City, Panama.

B. Compensation

In 2012, we paid an aggregate of approximately $3.5 million in cash compensation to our executive officers. Although in 2006 we set aside $3.0 million for payment to senior management related to covenants not to compete with us in the future, we have not set aside any other funds for future payments to executive officers.

At the Compensation Committee meeting held in February 2011, the Chairman announced that members of our Board of Directors that are not officers of either Copa or UAL will receive an increase of $15,000 per year to $40,000 per year plus expenses incurred to attend our Board of Directors meetings. In addition, members of committees of the Board of Directors receive $1,000 per committee meeting, with the chairman of the audit committee receiving $2,000 per meeting of the audit committee. All of the members of our Board of Directors and their spouses receive benefits to travel on Copa flights as well.

Incentive Compensation Program

In 2005, the Compensation Committee of our Board of Directors eliminated the then existing Long Term Retention Plan and approved a one-time non-vested stock bonus award program for certain executive officers (the “Stock Incentive Plan”). Non vested stock delivered under the Stock Incentive Plan may be sourced from treasury stock, or authorized un-issued shares. In March 2006, in accordance with this program, the Compensation Committee of our Board of Directors granted 935,650 restricted stock awards. Senior management were granted 847,625 non vested stock awards, which vest over five years in yearly installments equal to 15% of the awarded stock on each of the first three anniversaries of the grant date, 25% on the fourth anniversary and 30% on the fifth anniversary. Managers, officers and key employees, not on our senior management team, were granted 88,025 non vested stock awards which vest on the second anniversary of the grant date. In 2007, 2008, 2009, 2010, 2011, and 2012, the Compensation Committee of our Board of Directors granted 16,955, 73,374, 113,714, 52,567, 318,464, and 48,420 shares of non-vested stock awards, respectively, to certain named executive officers, which vest over three to five years in yearly installments equal to one-third of the awarded stock on each anniversary of the grant date. Non-vested stock awards were measured at their fair value, which is the same amount for which a similarly restricted share would be issued to third party, on the grant date. The fair value of these non-vested stocks award was $75.39, $56.57, $53.92 and $22.05, for the 2012, 2011, 2010, and 2009, grants, respectively.

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

The total compensation cost recognized for non-vested stocks and options awards was $7.0 million, $7.7 million and $4.0 million in 2012, 2012 and 2000, respectively, and was recorded as a component of “Salaries and benefits” within Operating Expense.

During the first quarter of 2012, the Compensation Committee of the Company’s Board of Directors approved two new awards. Awards were granted under these new plans for approximately 42,358 shares of non-vested stock, which will vest over a period of three years. The Company estimates the fair value of these awards to be approximately $3.5 million and the 2012 compensation cost for these plans is $1.9 million.

During the first quarter of 2013, the Compensation Committee of the Company’s Board of Directors approved three new awards. Awards were granted under these new plans for approximately 43,685 shares of non-vested stock, which will vest over a period of three to five years. The Company estimates the fair value of these awards to be approximately $4.5 million and the 2013 compensation cost for these plans is $1.5 million.

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

Currently, our Board of Directors is comprised of eleven members. The number of directors elected each year alternates between six directors and five directors. Messrs. Stanley Motta, José Castañeda Velez, Jaime Arias, Alberto C. Motta Jr., and Joseph Fidanque were re-elected as directors for two-year terms at our annual shareholders’ meeting held on May 4, 2011. Messrs. Pedro Heilbron, Ricardo A. Arias, Mark Erwin, Alfredo Arias Loredo and Roberto Artavia were each re-elected for two-year terms at our annual shareholders’ meeting held in May 2012 and Mr. Alvaro Heilbron was elected as director to fill the vacancy created by Mr. Osvaldo Heilbron, given his decision not to run for re-election. Our charter does not have a mandatory retirement age for our directors.

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

Nominating and Corporate Governance Committee. Our Nominating and Corporate Governance Committee is responsible for developing and recommending criteria for selecting new directors, overseeing evaluations of the Board of Directors, its members and committees of the Board of Directors and handling other matters that are specifically delegated to the compensation committee by the Board of Directors from time to time. Our charter documents require that there be at least one independent member of the Nominating and Corporate Governance Committee until the first shareholders’ meeting to elect directors after such time as the Class A shares are entitled to full voting rights. Messrs. Ricardo Arias, Joseph Fidanque and Roberto Artavia are the members of our Nominating and Corporate Governance Committee, and Mr. Ricardo Arias is the Chairman of the Nominating and Corporate Governance Committee.

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

Approximately 65% of Copa Airlines’ and Copa Colombia’s employees are located in Panama, while the remaining 35% are distributed among our foreign stations. Copa’s employees can be categorized as follows:

	December 31,
	2012	2011	2010
Pilots	944	877	791
Flight attendants	1,621	1,431	1,178
Mechanics	533	511	488
Customer service agents, reservation agents, ramp and others	3,401	3,023	2,859
Management and clerical	1,778	1,685	1,650

	8,277	7,527	6,966

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

We provide training for all of our employees including technical training for our pilots, dispatchers, flight attendants and other technical staff. In addition, we provide recurrent customer service training to frontline staff, as well as leadership training for managers. We currently have three flight simulators at our training facility in Panama’s City of Knowledge. In 2005, we leased a Level B flight simulator for Boeing 737-Next Generation training that served 80% of our initial training, transition and upgrade training and 100% of our recurrent training needs relating to that aircraft. During 2007, we upgraded this simulator to provide 100% of our initial training. In 2008, we leased a similar flight simulator for Embraer 190 training that serves for all of our initial and recurrent training needs. In 2010 Copa bought a second 737-Next Generation Full Flight Simulator (FFS), Level D. The level D qualification is the highest certification provided by the Federal Aviation Administration (FAA) to any Flight Training Device. Another important acquisition in 2011 was the second B737 Virtual Procedure Trainer (VPT), which complements the new FFS training. In October 2012 the lease on our first B737 NG simulator expired and we bought a FFTX new technology training device, which manages our different training devices and was accompanied by a new Virtual Procedure Trainer.

Approximately 55% of the Company’s 8,277 employees are unionized. Our employees currently belong to nine union organizations; five covering employees in Panama and four covering employees in Colombia, in addition to union organizations in other countries to which we fly. Copa Airlines historically has had good relations with its employees and all the unions.

The five unions covering employees in Panama include: the pilots’ union (UNPAC); the flight attendants’ union (SIPANAB); the mechanics’ union (SITECMAP); the passenger service agents’ union (UGETRACO); and an industry union (SIELAS), which represents ground personnel, messengers, drivers, passenger service agents, counter agents and other non-executive administrative staff. Copa Airlines entered into collective bargaining agreements with its mechanics’ union (SITECMAP) in April 2009; its general union (SIELAS) in July 2008; its flight attendants’ union (SIPANAB) in March 2010 and its pilot union (UNPAC) in August 2012. Collective bargaining agreements in Panama are typically between three and four year terms.

There are four unions covering employees in Colombia: The Pilots’ union (ACDAC) and the Flight attendants’ union (ACAV) currently have bills of petitions pending before an arbiter since agreements were not reached during negotiations. Both arbitrations are expected to be resolved during 2013. The industry union in Colombia (SINTRATAC) was created in August, 2010. They presented a bill of petitions on November 23, 2011. Negotiations were held without agreement, so arbitration is in process. The Mechanics Union in Colombia (ACMA) presented a bill of petitions along with the Industry Union and ended negotiations without agreement, so arbitration is in process. Both arbitrations are expected to be resolved during 2013. Typically, collective bargaining agreements in Colombia have terms of between two to four years. Although Copa Colombia usually settles many of its collective bargaining agreement negotiations through arbitration proceedings, it has traditionally experienced good relations with its unions.

In addition to unions in Panama and Colombia, the Company’s employees in Brazil are covered by industry union agreements that cover all airline industry employees Brazil, employees in Uruguay are covered by an industry union, airport employees in Buenos Aires, Argentina are affiliated with an industry union (UPADEP) and airport employees in Puerto Rico are affiliated with an industry union (IAM).

E. Share Ownership

The members of our Board of Directors and our executive officers as a group own less than one percent of our Class A shares. See “Item 7A. Major Shareholders and Related Party Transactions.”

For a description of stock options granted to our Board of Directors and our executive officers, see “—Compensation—Long Term Incentive Compensation Program.”

Item 7. Major Shareholders and Related Party Transactions

A. Major Shareholders

The following table sets forth information relating to the beneficial ownership of our Class A shares as of December 31, 2012 by each person known to us to beneficially own 5% or more of our common shares and all our directors and officers as a group. Class A shares are limited voting shares entitled only to vote in certain specified circumstances. See “Item 10B. Additional Information – Memorandum and Articles of Association – Description of Capital Stock.”

	Shares	(%)(1)
CIASA(2)	0	0.0%
Executive officers and directors as a group (20 persons)(3)	72,317	0.2%
Others	31,054,535	94.5%
Total	33,098,345	100.0%

(1)	Based on a total of 33,098,345 Class A shares outstanding.
(2)	CIASA owns 100% of the Class B shares of Copa Holdings, representing 24.8% of our total capital stock.
(3)	Number of shares as of February, 2013.

In June 2006, Continental reduced its ownership of our total capital stock from 27.3% to 10.0%. In May 2008, Continental sold down its remaining shares in the public market.

CIASA currently owns 100% of the Class B shares of Copa Holdings, representing all of the voting power of our capital stock. CIASA is controlled by a group of Panamanian investors representing several prominent families in Panama. This group of investors has historically acted together in a variety of business activities both in Panama and elsewhere in Latin America, including banking, insurance, real estate, telecommunications, international trade and commerce and wholesale. Members of the Motta, Heilbron and Arias families and their affiliates companies beneficially own approximately 90% of CIASA’s shares. Our Chief Executive Officer, Mr. Pedro Heilbron, and several of our directors, including Messrs. Stanley Motta and Alberto C. Motta Jr., Mr. Alvaro Heilbron, Mr. Jaime Arias and Mr. Ricardo Alberto Arias, and their immediate families as a group, beneficially own approximately 78% of CIASA’s shares. Such shareholders of CIASA have entered into a shareholders’ agreement providing that the parties to the agreement will vote all of their shares in CIASA together as a group on all matters concerning CIASA’s holdings of Class B shares. Additionally, this shareholders’ agreement restricts transfers of CIASA shares to non-Panamanian nationals. Messrs. Stanley Motta and Alberto C. Motta Jr. together exercise effective control of CIASA.

In March 2010, CIASA converted a portion of its Class B shares into 1.6 million non-voting New York Stock Exchange listed Class A shares and sold such Class A shares in a SEC registered public offering. As a result, CIASA´s ownership decreased from 29.2% to 25.1% of our capital stock. CIASA´s current ownership is 24.8% of our capital stock. In the event CIASA seeks to reduce its ownership below 10% of our total share capital, our independent directors may decide to issue special voting shares solely to Panamanian nationals to maintain the ownership requirements mandated by the Panamanian Aviation Act.

The address of CIASA is Corporación de Inversiones Aéreas, S.A., c/o Compañía Panameña de Aviación, S.A., Boulevard Costa del Este, Avenida Principal y Avenida de la Rotonda, Urbanización Costa del Este, Complejo Business Park, Torre Norte, Parque Lefevre, Panama City, Panama.

It is not practicable for us to determine the number of Class A shares beneficially owned in the United States. As of March 30, 2012, we had 127 registered record holders of our Class A shares.

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

Banco General, S.A.

We have a strong commercial banking relationship with Banco General, S.A., a Panamanian bank partially owned by our controlling shareholders. We have obtained financing from Banco General under short to medium-term financing arrangements for part of the commercial loan tranche of one of the Company’s Export-Import Bank facilities. We also maintain general lines of credit and time deposit accounts with Banco General. Interest payments to Banco General totaled $0.01 million, $0.05 million, and $1.0 million in 2012, 2011, and 2010, respectively, and interest received from Banco General amounted to $1.9 million, $1.2 million, and $0.1 million in 2012, 2011, and 2010, respectively. The outstanding debt balance at December 31 amounted to $0.7 million and $1.5 million in 2011 and 2010, respectively. There was no outstanding debt balance at December 31, 2012. These amounts are included in “Current maturities of long-term debt” and “Long-term debt” in the consolidated statement of financial position.

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

Petróleos Delta, S.A.

During 2005, we entered into a contract with Petróleos Delta, S.A. to supply our jet fuel needs. The price agreed to under this contract is based on the two week average of the U.S. Gulf Coast Waterborne Mean index plus local taxes, certain third-party handling charges and a handling charge to Delta. The contract has a one year term that automatically renews for one year periods unless terminated by one of the parties. While our controlling shareholders do not hold a controlling equity interest in Petróleos Delta, S.A., several of our directors are also board members of Petróleos Delta, S.A. Payments to Petróleos Delta totaled $354.8 million in 2012, $283.2 million in 2011 and $170.7 million in 2010.

Desarollo Inmobiliario del Este, S.A.

During January 2006, we moved into headquarters located six miles away from Tocumen International Airport. We lease five floors consisting of approximately 104,000 square feet of the building from Desarollo Inmobiliario del Este, S.A., an entity controlled by the same group of investors that controls CIASA, under a 10-year lease at a rate of $0.1 million per month, which we believe to be a market rate. In 2012, we leased an additional floor consisting approximately of 15,700 square feet in the same complex from Desarollo Inmobiliario del Este, S.A. under a three year agreement. The lease rate is $30,000 per month, which we believe to be at market rate. Payments to Desarrollo Inmobiliario del Este, S.A. totaled $2.3 million, $ 2.0 million, and $2.0 million in 2012, 2011, and 2010, respectively.

Galindo, Arias & Lopez

Most of our legal work is carried out by the law firm Galindo, Arias & Lopez. Messrs. Jaime Arias and Ricardo Alberto Arias, partners of Galindo, Arias & Lopez, are indirect shareholders of CIASA and serve on our Board of Directors. Payments to Galindo, Arias & Lopez totaled $0.6 million, $0.5 million, and $0.6 million in 2012, 2011, and 2010, respectively.

Other Transactions

We also purchase most of the alcohol and some of the other beverages served on our aircraft from Motta Internacional, S.A. and Global Brands, S.A., both of which are controlled by our controlling shareholders. We do not have any formal contracts for these purchases, but pay wholesale prices based on price lists periodically submitted by those importers. We paid these entities approximately $1.2 million in 2012, $0.9 million in 2011, and $0.8 million in 2010.

Our telecommunications services have been provided by Telecarrier. Some of the controlling shareholders of CIASA have a controlling interest in Telecarrier. Payments to Telecarrier totaled $0.8 million in 2010.

The advertising agency that we use in Panama is Rogelio Diaz Publicidad (RD Nexos), formerly owned by the brother-in-law of our chief executive officer, and where his brother has a minority stake. Gross invoices for all services performed through RD Nexos totaled $0.3 million and $0.6 million in 2011 and 2010. There were no payments made in 2012.

We have received services from Call Center Corporation, a call center that operates one of Copa’s reservations and sales services and handles calls from Panama as well as to most other countries to which Copa flies. One of our directors, Joseph Fidanque III, is one of the owners of this call center. Payments to Call Center Corporation totaled $0.4 million in 2012, $2.6 million in 2011, and $3.9 million in 2010.

C. Interests of Experts and Counsel

Not applicable.

Item 8. Financial Information

A. Consolidated Statements and Other Financial Information

See “Item 3. Key Information—Selected Financial Data” and “Item 18. Financial Statements.”

Legal Proceedings

In the ordinary course of our business, we are party to various legal actions, which we believe are incidental to the operation of our business. While legal proceedings are inherently uncertain, we believe that the outcome of the proceedings to which we are currently a party is not likely to have a material adverse effect on our financial position, results of operations and cash flows. In 2011, the Antitrust Administrative Agency (Comisión de Libre Competencia y Asuntos del Consumidor, or CLICAC, which is now called Autoridad de Protección al Consumidor y Defensa a la Competencia or ACODECO), together with a group of travel agencies, has filed an antitrust lawsuit against Copa, Continental, American Airlines, Taca and Delta Airlines in the Panamanian Commercial Tribunal alleging monopolistic practices in reducing travel agents’ commissions. The outcome of this lawsuit is still uncertain and may take several years. We believe that in the worst scenario the airlines could be required to pay up to $20 million. In addition, in 2000, CLICAC (now ACODECO) and ACES, a now-defunct Colombian airline, filed an antitrust lawsuit against Copa, Avianca and SAM, alleging monopolistic practices in relation to their code-sharing agreements. On July 18, 2009, the court of first instance ruled in favor of Copa, but the defendant has appealed the decision and it is currently being reviewed by the superior court. This case could take several years to be resolved. If Copa, Avianca and/or SAM were found at fault and in breach of antitrust legislation, they could be potentially liable for up to $11 million.

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

Dividend for Fiscal Year:	Payment Date	Total Dividend Payment (U.S. Dollars)	Cash Dividend per Share (U.S. cents)
2012 Accelerated Payment (1)	December 27, 2012	$99 million	2.25
2011	June 15, 2012	$93 million	2.10
2010	June 15, 2011	$72 million	1.64
2009	June 15, 2010	$48 million	1.09
2008	June 15, 2009	$16 million	0.37
2007	June 15, 2008	$16 million	0.37

(1)	Paid in respect of 12-months of consolidated net income ending November 30, 2012

B. Significant Changes

None

Item 9. The Offer and Listing

A. Offer and Listing Details

Our Class A shares have been listed on the New York Stock Exchange, or NYSE, under the symbol “CPA” since December 14, 2005. The following table sets forth, for the periods indicated, the high and low prices for the Class A shares on the NYSE for the periods indicated.

	Low	High
2006
Annual	20.31	49.05
2007
Annual	30.25	73.33
2008
Annual	18.00	43.64
2009
Annual	20.36	56.78
2010
Annual	42.60	63.08
2011
Annual	49.54	72.86
First quarter	49.54	59.92
Second quarter	51.89	68.44
Third quarter	59.42	72.86
Fourth quarter	55.80	71.99
2012
Annual	58.58	99.97
First quarter	58.58	80.31
Second quarter	75.01	86.50
Third quarter	72.61	85.81
Fourth quarter	81.00	99.97
Last Six Months
October 2012	81.00	93.21
November 2012	92.14	99.00
December 2012	92.32	99.97
January 2013	96.38	111.55
February 2013	97.66	111.44
March 2013	104.52	120.00

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

Common Stock

Our authorized capital stock consists of 80 million shares of common stock without par value, divided into Class A shares, Class B shares and Class C shares. As of December 31, 2012, we had 33,098,345 Class A shares issued, 10,938,125 Class B shares issued and outstanding, and no Class C shares outstanding. Class A and Class B shares have the same economic rights and privileges, including the right to receive dividends, except as described in this section.

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

Panama	Delaware
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

Frequent Flyer Participation Agreement between UAL and Copa Airlines. Under the frequent flyer participation agreement, we participate in UAL’s MileagePlus frequent flyer global program and on a co-branded basis in Latin America. Customers in the program receive credit for flying on segments operated by us, which can be redeemed for award travel on flights and those of other partner airlines. The agreement also governs joint marketing agreements under the program, settlement procedures between the airlines and revenue-sharing under bank card affinity relationships.

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

Engine Services Agreements between GE Engine Services, LLC. and Copa Holdings, S.A.

We have entered into two separate Rate per Engine Flight Hour Engine Services Agreements with GE Engine Services, LLC, pursuant to which GE shall be the exclusive provider of maintenance, repair and overhaul services to our CFM-34 and CFM-56 aircraft engines. Most maintenance services are performed at a certain rate per engine flight hour incurred by our engines. These rates were set based on our predicted operating parameters and shall be adjusted in case of variation of those parameters. Unless terminated, the agreement with respect to the CFM-34 engines will continue through September 30, 2022 while the agreement with respect to the CFM-56 engines expires on April 30, 2026, in each case unless renewed upon the parties’ mutual agreement. Either party may terminate the agreement in the event of insolvency of the other party or upon a material breach by the other party which remains uncured. Any material breach by us of this agreement could, at the option of GE, trigger a cross-default of all our other contracts with GE. GE may also terminate this agreement if the number of engines covered decreases below the prescribed minimum. Upon termination of the agreement for any reason, we shall pay GE for all services or work performed by GE up to the time of such termination.

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

With respect to non-corporate United States Holders, certain dividends received from a qualified foreign corporation may be subject to reduced rates of taxation. A foreign corporation generally is treated as a qualified foreign corporation with respect to dividends paid by that corporation on shares that are readily tradable on an established securities market in the United States. United States Treasury Department guidance indicates that our Class A shares, which are listed on the NYSE, are currently readily tradable on an established securities market in the United States. There can be no assurance, however, that our Class A shares will be considered readily tradable on an established securities market at a later date. Non-corporate United States Holders that do not meet a minimum holding period requirement during which they are not protected from the risk of loss or that elect to treat the dividend income as “investment income” pursuant to Section 163(d)(4) of the Code will not be eligible for the reduced rates of taxation regardless of our status as a qualified foreign corporation. In addition, the rate reduction will not apply to dividends if the recipient of a dividend is obligated to make related payments with respect to positions in substantially similar or related property. This disallowance applies even if the minimum holding period has been met. You should consult your own tax advisors regarding the application of these rules to your particular circumstances.

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

Passive Foreign Investment Company

We do not believe that we are a passive foreign investment company (a “PFIC”) for United States federal income tax purposes (or that we were one in 2012), and we expect to operate in such a manner so as not to become a PFIC. If, however, we are or become a PFIC, you could be subject to additional United States federal income taxes on gain recognized with respect to the Class A shares and on certain distributions, plus an interest charge on certain taxes treated as having been deferred under the PFIC rules. Further, non-corporate United States Holders will not be eligible for reduced rates of taxation on any dividends received from us if we are a PFIC in the taxable year in which such dividends are paid or the preceding taxable year.

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

As a foreign private issuer, we are not subject to the same disclosure requirements as a domestic U.S. registrant under the Exchange Act. For example, we are not required to prepare and issue quarterly reports. However, we furnish our shareholders with annual reports containing financial statements audited by our independent auditors and make available to our shareholders quarterly reports containing unaudited financial data for the first three quarters of each fiscal year. We file such quarterly reports with the SEC within two months of each quarter of our fiscal year, and we file annual reports on Form 20-F within the time period required by the SEC, which is currently four months from December 31, the end of our fiscal year.

I. Subsidiary Information

Not applicable.

Item 11. Quantitative and Qualitative Disclosures about Market Risk

The risks inherent in our business are the potential losses arising from adverse changes to the price of fuel, interest rates and the U.S. dollar exchange rate. Please also refer to note 26 of our financial statements.

Aircraft Fuel. Our results of operations are affected by changes in the price and availability of aircraft fuel. To manage the price risk, we use crude oil swap agreements. Market risk is estimated as a hypothetical 10% increase in the December 31, 2012 cost per gallon of fuel. Based on projected 2013 fuel consumption, such an increase would result in an increase to aircraft fuel expense of approximately $83.0 million in 2013, not taking into account our derivative contracts. We have hedged approximately 28% and 10% of our anticipated fuel needs for 2013 and 2014, respectively. We may enter into additional hedging agreements in the future to reduce volatility of our fuel expenses.

Interest. Our earnings are affected by changes in interest rates due to the impact those changes have on interest expense from variable-rate debt instruments and operating leases and on interest income generated from our cash and investment balances. If interest rates average 10% more in 2013 than they did during 2012, our interest expense would increase by approximately $3.3 million and the fair value of our debt would decrease by approximately $1.0 million. If interest rates average 10% less in 2013 than they did in 2012, our interest income from marketable securities would decrease by approximately $1.2 million and the fair value of our debt would increase by approximately $1.0 million. These amounts are determined by considering the impact of the hypothetical interest rates on our variable-rate debt and marketable securities equivalent balances at December 31, 2012.

Foreign Currencies. The majority of our obligations are denominated in U.S. dollars. Since Panama uses the U.S. dollar as legal tender, the majority of our operating expenses are also denominated in U.S. dollars. Our foreign exchange risk is limited as approximately 39% of our revenues are in U.S. dollars. While a significant part of our revenues are in foreign currency, no single currency represented more than 10% of our operating revenues in 2012, except for the Colombian Peso and the Brazilian Real, which represented 13.8% and 13.3%, respectively. Generally, our exposure to most of these foreign currencies, with the exception of the Venezuelan Bolivar, is limited to the period of up to two weeks between the completion of a sale and the conversion to U.S. dollars. As of April 24, 2013 we had a cash balance of $217.6 million in Venezuela. The Colombian Peso is the functional currency of Copa Colombia, and therefore any revenue exposure is mitigated by the operating expenses, which we also denominate in Colombian Peso.

The following chart summarized the Company’s exchange risk exposure (assets and liabilities denominated in foreign currency) at December 31:

	As of December 31, 2012	As of December 31, 2011
Assets
Cash and cash equivalents	$210,695	$155,303
Accounts receivables, net	69,774	76,384
Prepaid expenses	15,478	11,043
Other assets	108,369	78,695

Total assets	$404,316	$321,425

Liabilities
Loans	$—	$400
Accounts payables suppliers and agencies	50,809	63,366
Accumulated taxes and expenses payables	65,161	42,938
Air traffic liability	9,507	6,797
Other liabilities	21,282	20,779

Total liabilities	146,759	134,280

Net position	$257,557	$187,145

Item 12. Description of Securities Other than Equity Securities

Not applicable.

Part II

Item 13. Defaults, Dividend Arrearages and Delinquencies

None

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

None

Item 15. Controls and Procedures

Disclosure controls and procedures

Disclosure controls and procedures are designed to ensure that information required to be disclosed by the Company in reports filed or submitted under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms. We carried out an evaluation under the supervision of our management, including our chief executive officer and chief financial officer, of the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2012. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure.

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

Management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2012. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control—Integrated Framework. Based on this assessment, management believes that, as of December 31, 2012, the Company’s internal control over financial reporting is effective based on those criteria.

The effectiveness of our internal controls over financial reporting as of December 31, 2012 has been audited by Ernst & Young, the independent registered public accounting firm who also audited the Company’s consolidated financial statements. Ernst & Young’s attestation report on the effectiveness of the Company’s internal controls over financial reporting is included herein.

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

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The Board of Directors and Shareholders

COPA HOLDINGS, S.A.

We have audited Copa Holdings, S.A. (the “Company”) and its subsidiaries’ internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Copa Holdings, S.A. and its subsidiaries’ management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s report. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, Copa Holdings, S.A. and its subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated statements of financial position of Copa Holdings, S.A. and its subsidiaries as of December 31, 2012 and 2011 and the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2012 and our report dated April 29, 2013 expressed an unqualified opinion thereon.

/s/ Ernst & Young

April 29, 2013

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

Item 16C. Principal Accountant Fees and Services

The following table sets forth by category of service the total fees for services performed by our independent auditors Ernst & Young during the fiscal years ended December 31, 2012, 2011, and 2010:

	2012	2011	2010
Audit Fees	$672,000	$668,000	$662,000
Audit-Related Fees	—	—	—
Tax Fees	—	$2,850	—
All Other Fees	—	—	$205,000
Total	$672,000	$670,850	$867,000

Audit Fees

Audit fees for 2012, 2011, and 2010 included the audit of our annual financial statements and internal controls, the review of our quarterly reports.

Audit-Related Fees

There were no audit-related fees for 2012, 2011, and 2010.

Tax Fees

For 2011, there was $2,850 related to tax fees. There were no tax fees for 2012 and 2010.

All Other Fees

Other fees for 2012, 2011, and 2010 included amounts paid for permitted consulting services performed by Ernst & Young and pre-approved by our audit committee.

Pre-Approval Policies and Procedures

Our audit committee approves all audit, audit-related services, tax services and other services provided by Ernst & Young. Any services provided by Ernst & Young that are not specifically included within the scope of the audit must be pre-approved by the audit committee in advance of any engagement. Pursuant to Rule 2-01 of Regulation S-X, audit committees are permitted to approve certain fees for audit-related services, tax services and other services pursuant to a de minimis exception prior to the completion of an audit engagement. In 2012, none of the fees paid to Ernst & Young were approved pursuant to the de minimis exception.

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

Item 16H. Mine Safety Disclosure

None

PART III

Item 17. Financial Statements

See “Item 18. Financial Statements”

Item 18. Financial Statements

See our consolidated financial statements beginning on page F-1.

Item 19. Exhibits

3.1**	English translation of the Articles of Incorporation (Pacto Social) of the Registrant

10.1**†	Aircraft Lease Agreement, dated as of October 1, 1998, between First Security Bank and Compañía Panameña de Aviación, S.A., in respect of Boeing Model 737-71Q Aircraft, Serial No. 29047

10.1(2008)	Supplemental Agreement dated as of May 13, 2008 by and among Copa Holdings, S.A. Corporation de Inversiones Aereas, S.A. and Continental Airlines, Inc.

10.2**†	Letter Agreement dated as of November 6, 1998 amending Aircraft Lease Agreement, dated October 1, 1998, between First Security Bank and Compañía Panameña de Aviación, S.A., in respect of One Boeing Model 737-71Q Aircraft, Manufacturer’s Serial No. 29047

10.3**†	Aircraft Lease Amendment Agreement dated as of May 21, 2003 to Aircraft Lease Agreement, dated October 1, 1998, between First Security Bank and Compañía Panameña de Aviación, S.A., in respect of Boeing Model 737-71Q Aircraft, Serial No. 29047

10.4**†	Aircraft Lease Agreement, dated as of October 1, 1998, between First Security Bank and Compañía Panameña de Aviación, S.A., in respect of Boeing Model 737-71Q Aircraft, Serial No. 29048

10.5**†	Letter Agreement dated as of November 6, 1998 amending Aircraft Lease Agreement, dated as of October 1, 1998, between First Security Bank and Compañía Panameña de Aviación, S.A., in respect of Boeing Model 737-71Q Aircraft, Serial No. 29048

10.6**†	Aircraft Lease Amendment Agreement dated as of May 21, 2003 to Aircraft Lease Agreement, dated October 1, 1998, between First Security Bank and Compañía Panameña de Aviación, S.A., in respect of Boeing Model 737-71Q Aircraft, Serial No. 29048

10.7**†	Aircraft Lease Agreement, dated as of November 18, 1998, between Aviation Financial Services Inc. and Compañía Panameña de Aviación, S.A., Boeing Model 737-700 Aircraft, Serial No. 28607

10.8**†	Letter Agreement No. 1 dated as of November 18, 1998 to Aircraft Lease Agreement, dated November 18, 1998, between Aviation Financial Services Inc. and Compañía Panameña de Aviación, S.A., Boeing Model 737-700 Aircraft, Serial No. 28607

10.9**†	Letter Agreement No. 2 dated as of March 8, 1999 to Aircraft Lease Agreement, dated November 18, 1998, between Aviation Financial Services Inc. and Compañía Panameña de Aviación, S.A., Boeing Model 737-700 Aircraft, Serial No. 28607

10.10**†	Lease Extension and Amendment Agreement dated as of April 30, 2003, to Aircraft Lease Agreement, dated November 18, 1998, between Aviation Financial Services Inc. and Compañía Panameña de Aviación, S.A., Boeing Model 737-700 Aircraft, Serial No. 28607

10.11**†	Aircraft Lease Agreement, dated as of November 18, 1998, between Aviation Financial Services Inc. and Compañía Panameña de Aviación, S.A., Boeing Model 737-700 Aircraft, Serial No. 30049

10.12**†	Letter Agreement No. 1 dated as of November 18, 1998 to Aircraft Lease Agreement, dated November 18, 1998, between Aviation Financial Services Inc. and Compañía Panameña de Aviación, S.A., Boeing Model 737-700 Aircraft, Serial No. 30049

10.13**†	Letter Agreement No. 2 dated as of March 8, 1999 to Aircraft Lease Agreement, dated November 18, 1998, between Aviation Financial Services Inc. and Compañía Panameña de Aviación, S.A., Boeing Model 737-700 Aircraft, Serial No. 30049

10.14**†	Lease Extension and Amendment Agreement dated as of April 30, 2003, to Aircraft Lease Agreement, dated November 18, 1998, between Aviation Financial Services Inc. and Compañía Panameña de Aviación, S.A., Boeing Model 737-700 Aircraft, Serial No. 30049

10.15**†	Aircraft Lease Agreement, dated as of November 30, 2003, between International Lease Finance Corporation and Compañía Panameña de Aviación, S.A., New B737-700 or 800, Serial No. 30676

10.16**†	Aircraft Lease Agreement, dated as of March 4, 2004, between International Lease Finance Corporation and Compañía Panameña de Aviación, S.A., New B737-700 or 800, Serial No. 32800

10.17**†	Aircraft Lease Agreement dated as of December 23, 2004, between Wells Fargo Bank Northwest, N.A. and Compañía Panameña de Aviación, S.A., in respect of Boeing B737-800 Aircraft, Serial No. 29670

10.18**†	Embraer 190LR Purchase Agreement DCT-006/2003 dated as of May 2003 between Embraer— Empresa Brasileira de Aeronáutica S.A. and Regional Aircraft Holdings Ltd.

10.19**†	Letter Agreement DCT-007/2003 between Embraer—Empresa Brasileira de Aeronáutica S.A. and Regional Aircraft Holdings Ltd., relating to Purchase Agreement DCT-006/2003

10.20**†	Letter Agreement DCT-008/2003 between Embraer—Empresa Brasileira de Aeronáutica S.A. and Regional Aircraft Holdings Ltd., relating to Purchase Agreement DCT-006/2003

10.21**	Aircraft General Terms Agreement, dated November 25, 1998, between The Boeing Company and Copa Holdings, S.A.

10.22**†	Purchase Agreement Number 2191, dated November 25, 1998, between The Boeing Company and Copa Holdings, S.A., Inc. relating to Boeing Model 737-7V3 & 737-8V3 Aircraft

10.23**†	Supplemental Agreement No. 1 dated as of June 29, 2001 to Purchase Agreement Number 2191 between The Boeing Company and Copa Holdings, S.A.

10.24**†	Supplemental Agreement No. 2 dated as of December 21, 2001 to Purchase Agreement Number 2191 between The Boeing Company and Copa Holdings, S.A.

10.25**†	Supplemental Agreement No. 3 dated as of June 14, 2002 to Purchase Agreement Number 2191 between The Boeing Company and Copa Holdings, S.A.

10.26**†	Supplemental Agreement No. 4 dated as of December 20, 2002 to Purchase Agreement Number 2191 between The Boeing Company and Copa Holdings, S.A.

10.27**†	Supplemental Agreement No. 5 dated as of October 31, 2003 to Purchase Agreement Number 2191 between The Boeing Company and Copa Holdings, S.A.

10.28**†	Supplemental Agreement No. 6 dated as of September 9, 2004 to Purchase Agreement Number 2191 between The Boeing Company and Copa Holdings, S.A.

10.29**†	Supplemental Agreement No. 7 dated as of December 9, 2004 to Purchase Agreement Number 2191 between The Boeing Company and Copa Holdings, S.A.

10.30**†	Supplemental Agreement No. 8 dated as of April 15, 2005 to Purchase Agreement Number 2191 between The Boeing Company and Copa Holdings, S.A.

10.31**†	Maintenance Cost per Hour Engine Service Agreement, dated March 5, 2003, between G.E. Engine Services, Inc. and Copa Holdings, S.A.

10.32**†	English translation of Aviation Fuel Supply Agreement, dated July 18, 2005, between Petróleos Delta, S.A. and Compañía Panameña de Aviación, S.A.

10.33**†	Form of Amended and Restated Alliance Agreement between Continental Airlines, Inc. and Compañía Panameña de Aviación, S.A.

10.34**	Form of Amended and Restated Services Agreement between Continental Airlines, Inc. and Compañía Panameña de Aviación, S.A.

10.35*	Form of Second Amended and Restated Shareholders’ Agreement among Copa Holdings, S.A., Corporación de Inversiones Aéreas, S.A. and Continental Airlines, Inc.

10.36**	Form of Guaranteed Loan Agreement

10.37*	Form of Amended and Restated Registration Rights Agreement among Copa Holdings, S.A., Corporación de Inversiones Aéreas, S.A. and Continental Airlines, Inc.

10.38**	Form of Copa Holdings, S.A. 2005 Stock Incentive Plan

10.39**	Form of Copa Holdings, S.A. Restricted Stock Award Agreement

10.40**	Form of Indemnification Agreement with the Registrant’s directors

10.41**	Form of Amended and Restated Trademark License Agreement between Continental Airlines, Inc. and Compañía Panameña de Aviación, S.A.

10.42*†	Embraer 190 Purchase Agreement COM 0028-06 dated February 2006 between Embraer—Empresa Brasileira de Aeronáutica S.A. and Copa Holdings, S.A. relating to Embraer 190LR aircraft

10.43*†	Letter Agreement COM 0029-06 to the Embraer Agreement dated February 2006 between Embraer—Empresa Brasileira de Aeronáutica S.A. and Copa Holdings, S.A. relating to Embraer 190LR aircraft

10.44(2006)†	Supplemental Agreement No. 9 dated as of March 16, 2006 to the Boeing Purchase Agreement Number 2191 dated November 25, 1998 between the Boeing Company and Copa Holdings, S.A.

10.45(2006)†	Supplemental Agreement No. 10 dated as of May 8, 2006 to the Boeing Purchase Agreement Number 2191 dated November 25, 1998 between the Boeing Company and Copa Holdings, S.A.

10.44(2006)†	Supplemental Agreement No. 11 dated as of August 30, 2006 to the Boeing Purchase Agreement Number 2191 dated November 25, 1998 between the Boeing Company and Copa Holdings, S.A.

10.45(2007)†	Supplemental Agreement No. 12 dated as of February 26, 2007 to the Boeing Purchase Agreement Number 2191 dated November 25, 1998 between the Boeing Company and Copa Holdings, S.A.

10.46(2007)†	Supplemental Agreement No. 13 dated as of April 23, 2007 to the Boeing Purchase Agreement Number 2191 dated November 25, 1998 between the Boeing Company and Copa Holdings, S.A.

10.47(2007)†	Supplemental Agreement No. 14 dated as of August 31, 2007 to the Boeing Purchase Agreement Number 2191 dated November 25, 1998 between the Boeing Company and Copa Holdings, S.A.

10.48(2008)†	Supplemental Agreement No. 15 dated as of February 21, 2008 to the Boeing Purchase Agreement Number 2191 dated November 25, 1998 between the Boeing Company and Copa Holdings, S.A.

10.49(2008)†	Supplemental Agreement No. 16 dated as of June 30, 2008 to the Boeing Purchase Agreement Number 2191 dated November 25, 1998 between the Boeing Company and Copa Holdings, S.A.

10.50(2008)†	Supplemental Agreement No. 17 dated as of December 15, 2008 to the Boeing Purchase Agreement Number 2191 dated November 25, 1998 between the Boeing Company and Copa Holdings, S.A.

10.51(2009)†	Supplemental Agreement No. 18 dated as of July 15, 2009 to the Boeing Purchase Agreement Number 2191 dated November 25, 1998 between the Boeing Company and Copa Holdings, S.A

10.52(2009)†	Supplemental Agreement No. 19 dated as of August 31, 2009 to the Boeing Purchase Agreement Number 2191 dated November 25, 1998 between the Boeing Company and Copa Holdings, S.A

10.53(2009)†	Supplemental Agreement No. 20 dated as of November 19, 2009 to the Boeing Purchase Agreement Number 2191 dated November 25, 1998 between the Boeing Company and Copa Holdings, S.A

10.54(2010)†	Supplemental Agreement No. 21 dated as of May 28, 2010 to the Boeing Purchase Agreement Number 2191 dated November 25, 1998 between the Boeing Company and Copa Holdings, S.A

10.55(2010)†	Supplemental Agreement No. 22 dated as of September 24, 2010 to the Boeing Purchase Agreement Number 2191 dated November 25, 1998 between the Boeing Company and Copa Holdings, S.A

10.56(2010)†	Supplemental Agreement No. 23 dated as of October, 2010 to the Boeing Purchase Agreement Number 2191 dated November 25, 1998 between the Boeing Company and Copa Holdings, S.A

10.57(2011)†	On Pointsm Solutions Rate per Engine Flight Hour Service Agreement dated as of May 22, 2011 between GE Engine Services, LLC., Copa Holdings, S.A., and Lease Management Services, LLC.

10.58(2012)††	On Pointsm Solutions Rate per Engine Flight Hour Service Agreement dated as of April 15, 2012 between GE Engine Services, LLC., Copa Holdings, S.A., and Lease Management Services, LLC.

12.1	Certification of the Chief Executive Officer, pursuant to Rules 13a-14 and 15d-14 under the Securities Exchange Act of 1934.

12.2	Certification of the Chief Financial Officer, pursuant to Rules 13a-14 and 15d-14 under the Securities Exchange Act of 1934.

13.1	Certification of Chief Executive Officer, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2	Certification of the Chief Financial Officer, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

21.1**	Subsidiaries of the Registrant

*	Previously filed with the SEC as an exhibit and incorporated by reference from our Registration Statement on Form F-1, filed June 15, 2006, File No. 333-135031.
**	Previously filed with the SEC as an exhibit and incorporated by reference from our Registration Statement on Form F-1, filed November 28, 2005, as amended on December 1, 2005 and December 13, 2005, File No. 333-129967.

2007	Previously filed with the SEC as an exhibit and incorporated by reference from our Annual Report on Form 20-F, filed July 2, 2007, File No. 001-07956031.
2008	Previously filed with the SEC as an exhibit and incorporated by reference from our Annual Report on Form 20-F, filed May 9, 2008, File No. 001-08818238.

***	Previously filed with the SEC as an exhibit and incorporated by reference from our Registration Statement on Form F-3, filed May 13, 2008, File No. 333-150882

2009	Previously filed with the SEC as an exhibit and incorporated by reference from our Annual Report on Form 20-F, filed May 6, 2009, File No. 001-09801609.
2010	Previously filed with the SEC as an exhibit and incorporated by reference from our Annual Report on Form 20-F, filed March 16, 2010, File No. 001-10686910
2011	Previously filed with the SEC as an exhibit and incorporated by reference from our Annual Report on Form 20-F, filed May 17, 2011, as amended on December 22, 2011, File No. 001-111276555

†	The Registrant was granted confidential treatment for portions of this exhibit.
††	The Registrant has requested confidential treatment for portions of this exhibit.

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

COPA HOLDINGS, S.A.

By:	/s/ Pedro Heilbron
Name: Pedro Heilbron
Title: Chief Executive Officer

By:	/s/ Jose Montero
Name: Jose Montero
Title: Chief Financial Officer

Dated: April 29, 2013

Consolidated Financial Statements

Copa Holdings, S. A. and Subsidiaries

Year ended December 31, 2012

with Independent Auditors’ Report

Copa Holdings, S. A. and subsidiaries

Copa Holdings, S. A. and subsidiaries

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders

COPA HOLDINGS, S.A.

We have audited the accompanying consolidated statements of financial position of Copa Holdings, S.A. and its subsidiaries as of December 31, 2012 and 2011, and the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2012. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Copa Holdings, S.A. and its subsidiaries at December 31, 2012 and 2011, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2012, in conformity with International Financial Reporting Standards, as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Copa Holdings, S.A. and its subsidiaries’ internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 29, 2013 expressed an unqualified opinion thereon.

April 29, 2013

Panama City, Republic of Panama

Copa Holdings, S. A. and Subsidiaries

Consolidated statement of financial position

As at 31 December 2012

(In US$ thousands)

	Notes	2012	2011
Assets
Current assets
Cash and cash equivalents	5	$76,094	$243,801
Short-term investments	6	575,009	262,345
Accounts receivable	7	135,207	142,297
Accounts receivable from related parties	16	1,129	704
Expendable parts and supplies	8	50,603	42,382
Prepaid expenses	9	63,120	40,058
Other current assets	10	16,328	22,655

Total current assets		917,490	754,242
Non-current assets
Investments	6	69,445	104,834
Property, plant and equipment	11	2,284,631	2,000,191
Prepaid pension asset		10,009	8,974
Goodwill	12	27,575	25,099
Other intangible assets	13	59,382	47,047
Other assets	14	1 10,968	125,409

Total non-current assets		2,562,010	2,311,554

Total assets		$3,479,500	$3,065,796

Liabilities and equity
Current Liabilities
Current maturities of long-term debt	15	$136,268	$131,069
Accounts payable		104,975	92,842
Accounts payable to related parties	16	20,255	22,074
Air traffic liability		382,807	297,135
Taxes and interest payable		85,436	71,223
Accrued expenses payable	17	48,047	30,472
Other current liabilities	18	10,902	13,845

Total Current Liabilities		788,690	658,660
Non-Current Liabilities
Long-term debt	15	1,069,836	936,657
Post employment benefits liability		6,340	5,847
Other long-term liabilities	19	43,726	44,657
Deferred tax liabilities	22	34,364	30,444

Total Non-Current Liabilities		1,154,266	1,017,605

Total Liabilities		1,942,956	1,676,265

Equity
Class A common stock—33,391,137 (2011—33,343,164) shares issued, 33,098,345 (2011—32,957,763) outstanding		22,591	22,495
Class B common stock—10,938,125 (2011- 10,938,125) shares issued and outstanding, no par value		7,466	7,466
Additional paid in capital		40,660	33,567
Retained earnings		1,458,258	1,324,394
Accumulated other comprehensive income		7,569	1,609

Total equity		1,536,544	1,389,531
Commitments and Contingencies	26

Total liabilities and equity		$3,479,500	$3,065,796

The accompanying notes are an integral part of these consolidated financial statements.

Copa Holdings, S. A. and Subsidiaries

Consolidated statement of income

For the year ended 31 December 2012

(In US$ thousands)

	Notes	2012	2011	2010
Operating Revenue
Passenger revenue		$2,163,136	$1,747,102	$1,338,581
Cargo, mail and other		86,252	83,819	76,225

		2,249,388	1,830,921	1,414,806
Operating Expenses
Aircraft fuel		725,763	547,221	354,427
Salaries and benefits	23	247,405	213,094	178,845
Passenger servicing		217,137	160,725	133,718
Commissions		89,378	72,947	57,677
Maintenance, material and repairs		92,166	70,969	62,229
Reservations and sales		84,992	70,363	58,813
Aircraft rentals		72,468	51,259	46,334
Flight operations		104,993	83,782	70,648
Depreciation and amortization	11	89,217	75,458	62,962
Landing fees and other rentals		46,233	41,881	40,320
Other		77,101	58,237	59,185

		1,846,853	1,445,936	1,125,158

Operating Income		402,535	384,985	289,648
Non-operating expense:
Finance costs		32,795	32,680	29,981
Finance income		(11,689)	(6,774)	(4,759)
Exchange rate difference	20	9,925	6,036	20,625
Mark to market fuel derivative		9,949	3,585	(11,721)
Other, net		(4,788)	3,447	(4,501)

		36,192	38,974	29,625
Income before income taxes		366,343	346,011	260,023
Income tax expense	22	39,867	35,586	18,966

Net income		$326,476	$310,425	$241,057

Earnings per share (Basic and diluted)	24	$7.35	$6.98	$5.48

The accompanying notes are an integral part of these consolidated financial statements.

Copa Holdings, S. A. and Subsidiaries

Consolidated statement of comprehensive income

For the year ended 31 December 2012

(In US$ thousands)

	2012	2011	2010
Net income	$326,476	$310,425	$241,057

Other comprehensive income:
Net change in fair value of derivative instruments	1,292	47	(1,301)
Exchange effect on intercompany long term balance	(1,516)	(1,075)	(1,062)
Foreign currency translation	6,184	227	3,965

Other comprehensive income (loss) for the year	5,960	(801)	1,602

Total comprehensive income for the year	$332,436	$309,624	$242,659

The accompanying notes are an integral part of these consolidated financial statements.

Copa Holdings, S. A. and Subsidiaries

Consolidated statement of changes in equity

For the year ended 31 December 2012

(In US$ thousands)

								Accumulated
		Common Stock				Additional		Other
		(Non-par value)		Issued Capital		Paid in	Retained	Comprehensive
	Notes	Class A	Class B	Class A	Class B	Capital	Earnings	Income (Loss)	Total
At January 31, 2010 (restated)		30,566,853	12,778,125	$20,864	$8,722	$22,196	893,230	$808	945,820
Issuance of stock		2,092,704	(1,840,000)	1,427	(1,256)	(171)	—	—	—
Total comprehensive income		—	—	—	—	—	241,057	1,602	242,659
Restricted stock plan		—	—	—	—	4,085	—	—	4,085
Dividends declared		—	—	—	—	—	(47,908)	—	(47,908)

At December 31, 2010 (restated)		32,659,557	10,938,125	$22,291	$7,466	$26,110	$1,086,379	$2,410	$1,144,656
Issuance of stock		298,206	—	204	—	(204)	—	—	—
Total comprehensive income		—	—	—	—	—	310,425	(801)	309,624
Restricted stock plan		—	—	—	—	7,661	—	—	7,661
Dividends paid		—	—	—	—	—	(72,410)	—	(72,410)

At December 31, 2011		32,957,763	10,938,125	$22,495	$7,466	$33,567	$1,324,394	$1,609	$1,389,531
Issuance of stock		140,582	—	96	—	(96)	—	—	—
Total comprehensive income		—	—	—	—	—	326,476	5,960	332,436
Restricted stock plan		—	—	—	—	7,014	—	—	7,014
Other		—	—	—	—	175	—	—	175
Dividends paid	25	—	—	—	—	—	(192,612)	—	(192,612)

At December 31, 2012		33,098,345	10,938,125	$22,591	$7,466	$40,660	$1,458,258	$7,569	$1,536,544

The accompanying notes are an integral part of these consolidated financial statements.

Copa Holdings, S. A. and Subsidiaries

Consolidated statement of cash flows

For the year ended 31 December 2012

(In US$ thousands)

	Years Ended December 31,
	2012	2011	2010
Operating activities
Net income	$326,476	$310,425	$241,057
Adjustments for:
Income tax expense	39,867	35,586	18,966
Finance cost	32,795	32,680	29,981
Finance income	(11,689)	(6,774)	(4,759)
Depreciation and amortization	89,217	75,458	62,962
Gain on sale of property and equipment	(68)	(801)	(20)
Loss on disposal of property and equipment	348	—	—
Provision for impairment	6,829	347	(540)
Allowance for obsolescence	43	45	36
Derivative instruments mark to market	10,614	4,989	(13,555)
Stock compensation	7,014	7,661	4,032
Amortization and impairment of brand name	970	883	1,500
Currency translation adjustment	(4,185)	(1,145)	62
Changes in:
Accounts receivable	261	(53,870)	(10,208)
Accounts receivable from related parties	(425)	(91)	4,064
Other current assets	(25,474)	(5,037)	(32,448)
Restricted cash	4,889	(110)	182
Other assets	5,717	(24,550)	(9,197)
Accounts payable	12,133	23,882	13,207
Accounts payable to related parties	(1,819)	11,134	(1,832)
Air traffic liability	85,672	125,719	27,106
Other liabilities	22,490	12,542	(1,824)

Cash flows from operating activities	601,675	548,973	328,772
Income tax paid	(39,653)	(25,568)	(13,041)
Interest paid	(28,946)	(28,911)	(26,249)
Interest received	4,950	3,795	3,319

Net cash flows from operating activities	538,026	498,289	292,801
Investing activities
Acquisition of investments	(399,733)	(319,652)	(340,268)
Proceeds from redemption of investments	117,568	153,722	234,768
Advance payments on aircraft purchase contracts	(194,886)	(175,354)	(157,292)
Acquisition of property and equipment	(177,554)	(130,973)	(191,437)
Proceed on sale of property and equipment	—	4,007	8,797

Net cash flows used in investing activities	(654,605)	(468,250)	(445,432)
Financing activities
Proceeds from loans and borrowings	287,490	171,747	282,072
Payments on loans and borrowings	(149,353)	(93,562)	(138,697)
Paid-in capital	176	—	53
Dividends paid	(192,612)	(72,410)	(47,908)

Net cash flows (used in) provided by financing activities	(54,299)	5,775	95,520
Effect of exchange rate change on cash	3,171	297	2,145
Net increase (decrease) in cash and cash equivalents	(167,707)	36,111	(54,966)
Cash and cash equivalents at January 1st	243,801	207,690	262,656

Cash and cash equivalents at December 31	$76,094	$243,801	$207,690

The accompanying notes are an integral part of these consolidated financial statements.

Copa Holdings, S. A. and Subsidiaries

Notes to the consolidated financial statements

December 31, 2012

(In US$ thousands)

1. Corporate information

Copa Holdings, S. A. (“the Company”) was incorporated according to the laws of the Republic of Panama and owns 99.9% of the shares of Compañía Panameña de Aviación, S. A. (“Copa Airlines”), 100% of the shares of Oval Financial Leasing, Ltd. (“OVAL”), and 99.9% of the shares of AeroRepública, S.A. (“Copa Colombia”).

Copa Airlines, the Company’s core operation, is incorporated according to the laws of the Republic of Panama and provides international air transportation for passengers, cargo and mail. Copa Airlines operates from its Panama City hub in the Republic of Panama. Copa Colombia is a Colombian air carrier, which is incorporated according to the laws of the Republic of Colombia and provides domestic and international air transportation for passengers, cargo and mail with a point-to-point route network. OVAL is incorporated according to the laws of the British Virgin Islands, and controls the special purpose entities that have a beneficial interest in the majority of our fleet, which are all leased to either Copa Airlines or Copa Colombia.

The Company currently offers approximately 334 daily scheduled flights among 64 destinations in 29 countries in North, Central and South America and the Caribbean, mainly from its Panama City Hub. Additionally, the Company provides passengers with access to flights to more than 165 other international destinations through codeshare agreements with United and other airline partners. The Company has a broad commercial alliance with United, which includes joint marketing, code-sharing arrangements, participation in United’s Mileage Plus frequent flyer loyalty program and access to United’s VIP lounge program, President’s Club, along with other benefits such as improved purchasing power in negotiations with service providers, aircraft vendors and insurers. Since June 2012, Copa Airlines is a Star Alliance member. Copa Airlines’ passengers who are members of the frequent flyer program can earn Mileage Plus miles on all flights operated by Star Alliance partners, and are eligible to redeem their Mileage Plus miles for free reward tickets to any of Star Alliance’s 1,292 global destinations.

As of December 31, 2012, the Company operates a fleet of 83 aircraft with an average age of 5.13 years; consisting of 57 modern Boeing 737-Next Generation aircraft and 26 Embraer 190 aircraft.

Copa Holdings, S. A. and Subsidiaries

Notes to the consolidated financial statements

December 31, 2012

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

The consolidated financial statements have been authorized by Management for issue on April 26, 2013.

2.1 Basis of preparation

The Company’s consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

The consolidated financial statements have been prepared on a historical cost basis, except for certain assets and liabilities, which are measured at fair value, as set out in the specific accounting policy for such assets and liabilities. The consolidated financial statements are presented in United States dollars and all values are rounded to the nearest thousand U.S. $000, except when otherwise indicated.

2.2 Basis of consolidation

These consolidated financial statements comprise the financial statements of the Company and its subsidiaries as at 31 December 2012.

Subsidiaries are consolidated from the date of acquisition, being the date on which the Company obtains control, and continue to be consolidated until the date when such control ceases. The financial statements of the subsidiaries are prepared for the same reporting period as the parent company, using consistent accounting policies. All intercompany balances, transactions and dividends are eliminated in full.

Copa Holdings, S. A. and Subsidiaries

Notes to the consolidated financial statements

December 31, 2012

(In US$ thousands)

2.3 Summary of significant accounting policies

a) Goodwill

Goodwill is initially measured at cost, being the excess of the aggregate of the consideration transferred over the net identifiable assets acquired and liabilities assumed of the acquired subsidiary at the date of acquisition.

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

b) Foreign currencies

The Company’s consolidated financial statements are presented in U.S. Dollars, which is also the company’s functional currency. For each entity the Company determines the functional currency and items included in the financial statements of each entity are measured using that functional currency.

i) Transactions and balances

Transactions in foreign currencies are initially recorded by the Company at their respective functional currency spot rates at the date the transaction first qualifies for recognition.

Monetary assets and liabilities denominated in foreign currencies are translated at the functional currency spot rate of exchange at the reporting date.

Non-monetary items are translated at equivalent U.S. Dollar costs at dates of the initial transaction and maintained at historical rate. Foreign exchange gains and losses are included in the exchange rate difference line in the consolidated statement of income for the year.

ii) Group companies

The financial statements of Copa Colombia, S. A. are measured in Colombian Pesos, the functional currency of the subsidiary, and are translated to U.S. Dollars as follows: for assets and liabilities at the exchange rate prevailing at the reporting date and for income statement at the average exchange rate for each month. The exchange differences arising on translation for consolidation are recognized in the consolidated statement of comprehensive income.

Any goodwill arising on the acquisition of a foreign operation is treated as asset of the foreign operation and translated at the closing exchange rate.

Copa Holdings, S. A. and Subsidiaries

Notes to the consolidated financial statements

December 31, 2012

(In US$ thousands)

2.3 Summary of significant accounting policies (continued)

c) Revenue recognition

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

Copa Holdings, S. A. and Subsidiaries

Notes to the consolidated financial statements

December 31, 2012

(In US$ thousands)

2.3 Summary of significant accounting policies (continued)

Frequent flyer program

The Company participates in United Continentals’ One Pass frequent flyer program (Renamed Mileage Plus in March 2012), for which the Company’s passengers receive all the benefits and privileges offered by the Mileage Plus program. United Continental is responsible for the administration of and retains the liability to redeem miles under the Mileage Plus program. Under the terms of the Company’s frequent flyer agreement with United Continental, Mileage Plus members receive Mileage Plus frequent flyer mileage credits for traveling on the Company’s flight and the Company pays United Continental a per mile rate for each mileage credit granted to United Continental at the time of the flight. The amounts paid to United Continental are recognized by the Company through a deduction under “passenger revenue” in the consolidated statement of income and the Company has no further payment or service obligation with respect to the mileage credits. United Continental is then obligated to pay the Company a per mile rate for every mile flown by a Mileage Plus Member redeeming miles on a Copa Airlines or Copa Colombia flight. The rates paid by United Continental depend on the class of service, the flight length and the availability of the reward. This revenue received from United Continental is recorded in “passenger revenue” in the accompanying consolidated income statement as flight services are provided to the passenger.

d) Taxes

Current income tax

Current income tax assets and liabilities are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted, at the reporting date in the countries where the Company operates and generates taxable income.

Management periodically evaluates positions taken in the tax returns with respect to situations in which applicable tax regulations are subject to interpretation and establishes provisions when appropriate.

Deferred tax

Deferred tax is provided using the liability method on temporary differences between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes at the reporting date.

Deferred tax liabilities are recognized for all taxable temporary differences, except:

•

When the deferred tax liability arises from the initial recognition of goodwill or an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss.

Copa Holdings, S. A. and Subsidiaries

Notes to the consolidated financial statements

December 31, 2012

(In US$ thousands)

2.3 Summary of significant accounting policies (continued)

•

In respect of taxable temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, when the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

Deferred tax assets are recognized for all deductible temporary differences, the carry forward of unused tax credits and unused tax losses. Deferred tax assets are recognized to the extent that it is probable that taxable profit will be available against which the deductible temporary differences and the carry forward of unused tax credits and unused tax losses can be utilized, except:

•

When deferred tax asset relating to the deductible temporary difference arises from initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss

•

In respect of deductible temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, deferred tax assets are recognized only to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilized.

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

Copa Holdings, S. A. and Subsidiaries

Notes to the consolidated financial statements

December 31, 2012

(In US$ thousands)

2.3 Summary of significant accounting policies (continued)

e) Property, plant and equipment

Property, plant and equipment comprise mainly airframe, engines and other related flight equipments. All property, plant and equipment are stated at cost, net of accumulated depreciation and accumulated impairment losses, if any. Under IAS 16 “Property, Plant and Equipment”, major maintenance events, including major engine overhauls, are treated as a separate asset component with the cost capitalized and depreciated over the period to the next major event. All other replacement spares and costs relating to maintenance of fleet assets are charged to the consolidated statement of income on consumption or as incurred.

Depreciation is calculated on a straight-line basis over the estimated useful lives of the assets as follows:

• Airframe and engines	30 years
• Aircraft components	30 years
• Ground equipment	10 years
• Furniture, fixture, equipment and other	5 to 10 years
• Major maintenance events	1 to 8 years
• Leasehold improvements	lesser of remaining lease term or useful life

An item of property, plant and equipment and any significant part initially recognized is derecognized upon disposal or when no future economic benefits are expected from its use or disposal. Any gain or loss arising on derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in the income statement when the asset is derecognized.

The residual values, useful lives and methods of depreciation of property, plant and equipment are reviewed at each financial year end and adjusted prospectively, if appropriate.

f) Intangible assets

Intangible assets acquired separately are measured on initial recognition at cost. The cost of intangible assets acquired in a business combination is their fair value at the date of acquisition. Following initial recognition, intangible assets are carried at cost less any accumulated amortization and accumulated impairment losses. Internally generated intangible assets, excluding capitalized development costs, are not capitalized and the expenditure is reflected in the consolidated statement of income in the year in which the expenditure is incurred.

The useful lives of intangible assets are assessed as either finite or indefinite.

Copa Holdings, S. A. and Subsidiaries

Notes to the consolidated financial statements

December 31, 2012

(In US$ thousands)

2.3 Summary of significant accounting policies (continued)

Intangible assets with finite lives are amortized over the useful economic life and assessed for impairment whenever there is an indication that the intangible asset may be impaired. The amortization period and amortization method for an intangible asset with a finite useful life are reviewed at least at the end of each reporting period. Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset are accounted for by changing the amortization period, as appropriate, and are treated as changes in accounting estimates. The amortization expense on intangible assets with finite lives is recognized in the consolidated statement of income.

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

December 31, 2012

(In US$ thousands)

2.3 Summary of significant accounting policies (continued)

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

g) Leases

The determination of whether an arrangement is, or contains a lease is based on the substance of the arrangement at inception date. The arrangement is assessed for whether the fulfillment of the agreement is dependent on the use of a specific asset or assets or the arrangement conveys a right to use the asset, even if that right is not explicitly specified in an arrangement. A reassessment is made after inception of the lease only if one of the following applies:

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

Copa Holdings, S. A. and Subsidiaries

Notes to the consolidated financial statements

December 31, 2012

(In US$ thousands)

2.3 Summary of significant accounting policies (continued)

h) Borrowing costs

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

i) Financial instruments – initial recognition and subsequent measurement

i) Financial assets

Initial recognition and measurement

Financial assets within the scope of IAS 39 are classified as financial assets at fair value through profit or loss, receivables, held to maturity investments or as derivatives designated as hedging instruments in an effective hedge, as appropriate. The Company determines the classification of its financial assets at initial recognition.

All financial assets are recognized initially at fair value plus directly attributable transaction costs, except in the case of financial asset at fair value through profit and loss.

Subsequent measurement

The subsequent measurement of financial assets depends on their classification as describe below:

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

Copa Holdings, S. A. and Subsidiaries

Notes to the consolidated financial statements

December 31, 2012

(In US$ thousands)

2.3 Summary of significant accounting policies (continued)

Receivables

Accounts receivable are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. These financial instruments, which generally have 30 days terms, are initially recognized and carried at original invoice amount, less a provision for impairment. The losses arising from impairment are recognized in the consolidated statement of income in “Other operating expenses”.

The Company records its best estimate of provision for impairment of receivables, on the basis of various factors, including: varying customer classifications, agreed upon credit terms, and the age of the individual debt.

Derecognition

A financial asset is derecognized when:

•	The rights to receive cash flows from the asset have expired

•

The Company has transferred its rights to receive cash flows from the asset or has assumed an obligation to pay the received cash flows in full without material delay to a third party under a “pass-through” arrangement, and either (a) the Company has transferred substantially all the risk and rewards of the asset, or (b) the Company has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

When the Company has transferred its rights to receive cash flows from an asset or has entered into a pass-through arrangement, it evaluates if and to what extent it has retained the risk and rewards of ownership. When it has neither transferred nor retained substantially all of the risks and rewards of the asset nor transferred control of the asset, the asset is recognized to the extent of the Company’s continuing involvement in the asset. In that case, the Company also recognizes an associated liability. The transferred asset and the associated liability are measured on a basis that reflects the rights and obligations that the Company has retained.

Continuing involvement that takes the form of a guarantee over the transferred asset is measured at the lower of the original carrying amount of the asset and the maximum amount of consideration that the Company could be required to repay.

Copa Holdings, S. A. and Subsidiaries

Notes to the consolidated financial statements

December 31, 2012

(In US$ thousands)

2.3 Summary of significant accounting policies (continued)

ii) Impairment of financial assets

The Company assesses at the end of each reporting date, whether there is objective evidence that a financial asset or group of financial assets is impaired. A financial asset or group of financial assets is deemed to be impaired if there is objective evidence as a result of one or more events that has occurred since the initial recognition of the asset (a “loss event”) and that loss event has an impact on the estimated future cash flows of the financial asset or group of financial assets that can be reliably estimated. Evidence of impairment may include indicators that the debtors or the group of debtors is experiencing financial difficulty, default or delinquency in interest or principal payments; the probability that they will enter bankruptcy or other financial reorganization and observable data indicating that there is a measurable decrease in the estimated future cash flows.

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

If there is objective evidence that an impairment loss has been incurred, the amount of the loss is measured as the difference between the assets’s carrying amount and the present value of estimated future cash flows (excluding future expected credit losses that have not yet been incurred). The present value of the estimated future cash flows is discounted at the financial asset’s original effective interest rate. The carrying amount of the asset is reduced and the loss is recorded in the consolidated statement of income.

iii) Financial liabilities

Initial recognition and measurement

Financial liabilities within the scope of IAS 39 are classified as financial liabilities at fair value through profit or loss, loans and borrowings, or as derivatives designated as hedging instruments in an effective hedge, as appropriate. The Company determines the classification of its financial liabilities at initial recognition.

All financial liabilities are recognized initially at fair value and, in the case of loans and borrowings, net of directly attributable transaction costs.

The Company’s financial liabilities include trade and other payables, loans and borrowings, and derivative financial instruments.

Copa Holdings, S. A. and Subsidiaries

Notes to the consolidated financial statements

December 31, 2012

(In US$ thousands)

2.3 Summary of significant accounting policies (continued)

Subsequent measurement

The measurement of financial liabilities depends on their classification as described below:

Long-term debt

All borrowings and loans are initially recognized at fair value less any directly attributable transaction costs. Subsequent to initial recognition, these liabilities are measured at amortized cost using the effective interest rate (EIR) method. Gain and losses are recognized in the consolidated statement of income when the liabilities are derecognized as well as through the EIR amortization process.

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

Derecognition

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

iv) Fair value of financial instruments

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

An analysis of fair values of financial instruments and further details as to how they are measured are provided in Note 27.9.

Copa Holdings, S. A. and Subsidiaries

Notes to the consolidated financial statements

December 31, 2012

(In US$ thousands)

2.3 Summary of significant accounting policies (continued)

j) Derivative financial instruments and hedging activities

Initial recognition and subsequent measurement

Derivatives instruments are initially recognized at fair value on the date on which a derivative contract is entered into and are subsequently remeasured at their fair value. Derivatives are carried as financial assets when the fair value is positive and as financial liabilities when the fair value is negative. The method for recognizing the resulting gain or loss depends on whether the derivative is designated as a hedging instrument, and if so, the classification of the hedging.

For the purpose of hedge accounting, hedges are classified as:

•	Fair value hedges

•	Cash flow hedges

•	Hedges of a net investment in a foreign operation.

The Company designates certain derivatives as cash flow hedges.

At the inception of a hedge relationship, the Company formally designates and documents the relationship between hedging instruments and hedged items, as well as its risk management objectives and strategy for undertaking various hedging transactions.

The Company also documents its assessment both at hedge inception and on an ongoing basis, of whether the derivatives that are used in hedging transactions, as expected, are highly effective in offsetting changes in fair values or cash flows of hedged items.

The fair values of various derivative instruments used for hedging purposes are shown in Note 18.

Any gain or loss on the hedging instrument relating to the effective portion of the hedge is recognized in the consolidated statement of comprehensive income. The gain or loss relating to the ineffective portion is recognized immediately in the consolidated statement of income.

Amounts recognized as other comprehensive income are transferred to the income statement when the hedged transaction affects profit or loss, such as when the hedged financial income or financial expense is recognized. When the hedged item is the cost of a non-financial asset or non-financial liability, the amounts recognized as other comprehensive income are transferred to the initial carrying amount of the nonfinancial asset or liability.

Copa Holdings, S. A. and Subsidiaries

Notes to the consolidated financial statements

December 31, 2012

(In US$ thousands)

2.3 Summary of significant accounting policies (continued)

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

k) Expendable parts and supplies

Expendable parts and supplies for flight equipment are carried at the lower of the average acquisition cost or replacement cost, and are expensed when used in operations. The replacement cost is the estimated purchase price in the normal course of business.

l) Impairment of non – financial assets

The Company assesses at each reporting date whether there is an indication that an asset may be impaired. If any such indication exists, or when annual impairment testing for an asset is required, the Company estimates the asset’s recoverable amount. An asset’s recoverable amount is the higher of an asset’s or cash-generating unit’s fair value less costs to sell and its value in use. Recoverable amount is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets of group of assets. When the carrying amount of an asset or cash-generating unit (CGU) exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount.

In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

Impairment losses of continuing operations, including impairment on inventories, are recognized in the consolidated statement of income in those expense categories consistent with the function of the impaired asset.

Copa Holdings, S. A. and Subsidiaries

Notes to the consolidated financial statements

December 31, 2012

(In US$ thousands)

2.3 Summary of significant accounting policies (continued)

For assets, excluding goodwill, an assessment is made at each reporting date to determine whether there is any indication that previously recognized impairment losses no longer exists or may have decreased. If such indication exists, the Company estimates the asset’s or CGU’s recoverable amount. A previously recognized impairment loss is reversed only if there has been a change in the assumptions used to determine the asset’s recoverable amount since the last impairment loss was recognized. The reversal is limited so that the carrying amount of the asset does not exceed its recoverable amount, nor exceed the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognized for the asset in prior years. Such reversal is recognized in the income statement.

m) Cash and cash equivalents

Cash and cash equivalents in the statement of financial position, comprise cash at banks and on hands, money market accounts and time deposits with original maturities of three months or less when purchased.

For the purpose of the consolidated statement of cash flows, cash and cash equivalents consist of cash net of outstanding bank overdraft.

n) Provisions

Provisions for costs, including restitution, restructuring and legal claims and assessments are recognized when:

•	The Company has a present legal or constructive obligation as a result of past events;

•	It is more likely than not that an outflow of resources embodying economic benefits will be required to settle the obligation; and

•	The amount of obligation can be reliably estimated.

For certain operating leases, the Company is contractually obliged to return aircraft in a defined condition. The Company accrues for restitution costs related to aircraft held under operating leases throughout the duration of the lease. Restitution costs are based on the net present value of the estimated costs of returning the aircrafts and are recognized in the consolidated statement of income in “Maintenance, material and repairs”. These costs are reviewed annually and adjusted as appropriate.

o) Passenger traffic commissions

Passenger traffic commissions are recognized as expense when transportation is provided and the related revenue is recognized. Passenger traffic commissions paid but not yet recognized as expense are included in “Prepaid expenses” in the accompanying consolidated statement of financial position.

Copa Holdings, S. A. and Subsidiaries

Notes to the consolidated financial statements

December 31, 2012

(In US$ thousands)

2.3 Summary of significant accounting policies (continued)

p) Share-based payments

Employees (including senior executives) of the Company receive remuneration in the form of share-based payment transactions, whereby employees render services as consideration for equity instruments (equity-settled transactions).

Equity-settled transactions

The cost of equity-settled transactions is recognized, together with a corresponding increase in other capital reserves in equity, over the period in which the performance and/or service conditions are fulfilled. The cumulative expense recognized for equity-settled transactions at each reporting date until the vesting date reflects the extent to which the vesting period has expired and the Company’s best estimate of the number of equity instruments that will ultimately vest. The income statement expense or credit for a period represents the movement in cumulative expense recognized as at the beginning and end of that period and is recognized in “Salaries and benefits” expense (Note 23).

q) Maintenance deposit

The Company makes payments for engine overhauls under power by the hour agreements (“PBH”). Payments related to engine overhauls under PBH agreements are recognized as prepaid assets until the maintenance event occurs, at which time the actual costs of the maintenance is capitalized and are amortized over the expected period until the next event. Additonally, the PBH covers minor maintenance events which are recognized as an expense when occurs. Management performs regular reviews of the recovery of maintenance deposits and believes that the values reflected in the consolidated statement of financial position are recoverable.

r) Monetary unit

The consolidated financial statements are presented in U.S. Dollar, the legal tender of the Republic of Panama. The Republic of Panama does not issue its own paper currency, instead, the U.S. Dollar (US$) is used as legal currency.

Copa Holdings, S. A. and Subsidiaries

Notes to the consolidated financial statements

December 31, 2012

(In US$ thousands)

3. Significant accounting judgments, estimates and assumptions

The preparation of the Company’s consolidated financial statements requires management to make judgments, estimates and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities and the accompanying disclosures and the disclosure of contingent liabilities. Uncertainty about these assumptions and estimates could result in outcomes that require a material adjustment to the carrying amount assets or liabilities affected in future periods.

Judgments

In the process of applying the Company’s accounting policies, management has made judgment, which has the most significant effect on the amounts recognized in the consolidated financial statements:

Leases

The Company has entered into lease contracts on some of the aircraft it operates. The Company has determined, based on the terms and conditions of the arrangements, that all the significant risks and rewards of ownership of the aircraft it leases are not transferred, so it accounts for the contracts as operating leases.

Estimates and assumptions

The key assumptions concerning the future and other key sources of estimation uncertainty at the reporting date, that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year, are described below. The Company based its assumptions and estimates on parameters available when the consolidated financial statements were prepared. Existing circumstances and assumptions about future developments, however, may change due to market changes or circumstances arising beyond the control of the Company. Such changes are reflected in the assumptions when they occur.

Impairment of non financial asset

Impairment exists when the carrying value of an asset or cash generating unit exceeds its recoverable amount, which is the higher of its fair value less costs to sell and its value in use. The fair value less costs to sell calculation is based on available data from binding sales transactions, conducted at arm’s length, for similar assets or observable market prices less incremental costs for disposing of the asset. The value in use calculation is based on a discounted cash flow model. The cash flows are derived from the budget for the next five years and do not include restructuring activities that the Company is not yet committed to or significant future investments that will enhance the asset’s performance of the CGU being tested. The recoverable amount is most sensitive to the discount rate used for the discounted cash flow model as well as the expected future cash-inflows and the growth rate used for extrapolation purposes.

Property, plant and equipment

The Company’s management has determined that the residual value of the aircraft components owned is 15% of the cost of the asset, so the depreciation of flight equipment is made accordingly. Annually, management reviews the useful life and salvage value of each of these assets.

Copa Holdings, S. A. and Subsidiaries

Notes to the consolidated financial statements

December 31, 2012

(In US$ thousands)

3. Significant accounting judgments, estimates and assumptions (continued)

Maintenance provision

The recording of maintenance provisions related to return conditions on aircraft leases requires management to make estimates of the future costs associated with the maintenance events required under the lease return condition and estimates of the expected future maintenance condition of the aircraft at the time of lease expiry. These estimates take into account current costs of these maintenance events, estimates of inflation surrounding these costs as well as assumptions surrounding utilization of the related aircraft. Any difference in the actual maintenance cost incurred and the amount of the provision is recorded in maintenance expense in the period. The effect of any changes in estimates, including changes in discount rates, inflation assumptions, cost estimates or lease expiries, is also recognized in maintenance expense in the period.

Share-based payments

The Company measures the cost of equity-settled transactions with employees by reference to the fair value of the equity instruments at the date at which they are granted. Estimating fair value for share-based payment transactions requires determination of the most appropriate valuation model, which is dependent on the terms and conditions of the grant. This estimate also requires determination of the most appropriate inputs to the valuation model including the expected life of the share option, volatility and dividend yield and making assumptions about them. The assumptions and models used for estimating fair value for share-based payment transactions are disclosed in Note 23.

Revenue recognition – expired tickets

The Company recognizes revenue from fares for tickets that are expected to expire unused based on historical data and experience. Estimating expected breakage requires management to make informed judgment about, among other things, the extent to which historical experience is an indication of the future customer behavior. Quarterly as the experience data suggests, management reassesses the historical data and makes required improvements.

Copa Holdings, S. A. and Subsidiaries

Notes to the consolidated financial statements

December 31, 2012

(In US$ thousands)

3. Significant accounting judgments, estimates and assumptions (continued)

Taxes

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

4. Standards issued but not yet effective

The standards and interpretations that are issued, but not yet effective, up to the date of issuance of the Company’s financial statements are disclosed below. The Company intends to adopt these standards, if applicable, when they become effective.

IAS 1 Presentation of Items of Other Comprehensive Income – Amendments to IAS 1

The amendments to IAS 1 change the grouping of items presented in other comprehensive income (OCI). Items that could be reclassified (or ‘recycled’) to profit or loss at a future point in time (for example, net gain on hedge of net investment, exchange differences on translation of foreign operations, net movement on cash flow hedges and net loss or gain on available-for-sale financial assets) would be presented separately from items that will never be reclassified (for example, actuarial gains and losses on defined benefit plans and revaluation of land and buildings). The amendment affects presentation only and has no impact on the Group’s financial position or performance. The amendment becomes effective for annual periods beginning on or after 1 July 2012, and will therefore be applied in the Company’s first annual report after becoming effective.

IAS 19 Employee Benefits (Revised)

The IASB has issued numerous amendments to IAS 19. These range from fundamental changes such as removing the corridor mechanism and the concept of expected returns on plan assets to simple clarifications and re-wording. However, the amended standard will impact the net benefit expense as the expected return on plan assets will be calculated using the same interest rate as applied for the purpose of discounting the benefit obligation. The amendment becomes effective for annual periods beginning on or after 1 January 2013.

Copa Holdings, S. A. and Subsidiaries

Notes to the consolidated financial statements

December 31, 2012

(In US$ thousands)

4. Standards issued but not yet effective (continued)

IAS 28 Investments in Associates and Joint Ventures (as revised in 2011)

As a consequence of the new IFRS 11 Joint Arrangements, and IFRS 12 Disclosure of Interests in Other Entities, IAS 28 Investments in Associates, has been renamed IAS 28 Investments in Associates and Joint Ventures, and describes the application of the equity method to investments in joint ventures in addition to associates. The revised standard becomes effective for annual periods beginning on or after 1 January 2013.

IAS 32 Offsetting Financial Assets and Financial Liabilities – Amendments to IAS 32

These amendments clarify the meaning of “currently has a legally enforceable right to set-off”. The amendments also clarify the application of the IAS 32 offsetting criteria to settlement systems (such as central clearing house systems) which apply gross settlement mechanisms that are not simultaneous. These amendments are not expected to impact the Group’s financial position or performance and become effective for annual periods beginning on or after 1 January 2014.

IFRS 1 Government Loans – Amendments to IFRS 1

These amendments require first-time adopters to apply the requirements of IAS 20 Accounting for Government Grants and Disclosure of Government Assistance, prospectively to government loans existing at the date of transition to IFRS. Entities may choose to apply the requirements of IFRS 9 (or IAS 39, as applicable) and IAS 20 to government loans retrospectively if the information needed to do so had been obtained at the time of initially accounting for that loan. The exception would give first-time adopters relief from retrospective measurement of government loans with a below-market rate of interest. The amendment is effective for annual periods on or after 1 January 2013. The amendment has no impact on the Company.

IFRS 7 Disclosures – Offsetting Financial Assets and Financial Liabilities – Amendments to IFRS 7

These amendments require an entity to disclose information about rights to set-off and related arrangements (e.g., collateral agreements). The disclosures would provide users with information that is useful in evaluating the effect of netting arrangements on an entity’s financial position. The new disclosures are required for all recognized financial instruments that are set off in accordance with IAS 32 Financial Instruments: Presentation.

The disclosures also apply to recognized financial instruments that are subject to an enforceable master netting arrangement or similar agreement, irrespective of whether they are set off in accordance with IAS 32. These amendments will not impact the Company’s financial position or performance and become effective for annual periods beginning on or after 1 January 2013.

Copa Holdings, S. A. and Subsidiaries

Notes to the consolidated financial statements

December 31, 2012

(In US$ thousands)

4. Standards issued but not yet effective (continued)

IFRS 9 Financial Instruments: Classification and Measurement

IFRS 9, as issued, reflects the first phase of the IASB’s work on the replacement of IAS 39 and applies to classification and measurement of financial assets and financial liabilities as defined in IAS 39. The standard was initially effective for annual periods beginning on or after 1 January 2013, but Amendments to IFRS 9 Mandatory Effective Date of IFRS 9 and Transition Disclosures, issued in December 2011, moved the mandatory effective date to 1 January 2015. In subsequent phases, the IASB will address hedge accounting and impairment of financial assets. The adoption of the first phase of IFRS 9 will have an effect on the classification and measurement of the Company’s financial assets, but will not have an impact on classification and measurements of financial liabilities. The Company will quantify the effect in conjunction with the other phases, when the final standard including all phases is issued.

IFRS 10 Consolidated Financial Statements, IAS 27 Separate Financial Statements

IFRS 10 replaces the portion of IAS 27 Consolidated and Separate Financial Statements that addresses the accounting for consolidated financial statements. It also addresses the issues raised in SIC-12 Consolidation — Special Purpose Entities.

IFRS 10 establishes a single control model that applies to all entities including special purpose entities. The changes introduced by IFRS 10 will require management to exercise significant judgment to determine which entities are controlled and therefore are required to be consolidated by a parent, compared with the requirements that were in IAS 27. Based on the preliminary analyses performed, IFRS 10 is not expected to have any impact on the currently held investments of the Company. This standard becomes effective for annual periods beginning on or after 1 January 2013.

IFRS 11 Joint Arrangements

IFRS 11 replaces IAS 31 Interests in Joint Ventures and SIC-13 Jointly-controlled Entities — Non-monetary Contributions by Venturers. IFRS 11 removes the option to account for jointly controlled entities (JCEs) using proportionate consolidation. Instead, JCEs that meet the definition of a joint venture must be accounted for using the equity method. These amendments are not expected to impact the Group’s financial position or performance.

IFRS 12 Disclosure of Interests in Other Entities

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

Copa Holdings, S. A. and Subsidiaries

Notes to the consolidated financial statements

December 31, 2012

(In US$ thousands)

4. Standards issued but not yet effective (continued)

A number of new disclosures are also required, but has no impact on the Group’s financial position or performance. This standard becomes effective for annual periods beginning on or after 1 January 2013.

IFRS 13 Fair Value Measurement

IFRS 13 establishes a single source of guidance under IFRS for all fair value measurements. IFRS 13 does not change when an entity is required to use fair value, but rather provides guidance on how to measure fair value under IFRS when fair value is required or permitted. The Company is currently assessing the impact that this standard will have on the financial position and performance, but based on the preliminary analyses, no material impact is expected. This standard becomes effective for annual periods beginning on or after 1 January 2013.

Annual Improvements May 2012

These improvements will not have an impact on the Company, but include:

IFRS 1 First-time Adoption of International Financial Reporting Standards

This improvement clarifies that an entity that stopped applying IFRS in the past and chooses, or is required, to apply IFRS, has the option to re-apply IFRS 1. If IFRS 1 is not re-applied, an entity must retrospectively restate its financial statements as if it had never stopped applying IFRS.

IAS 1 Presentation of Financial Statements

This improvement clarifies the difference between voluntary additional comparative information and the minimum required comparative information. Generally, the minimum required comparative information is provided for the previous period.

IAS 16 Property Plant and Equipment

This improvement clarifies that major spare parts and servicing equipment that meet the definition of property; plant and equipment are not inventory.

IAS 32 Financial Instruments, Presentation

This improvement clarifies that income taxes arising from distributions to equity holders are accounted for in accordance with IAS 12 Income Taxes.

IAS 34 Interim Financial Reporting

The amendment aligns the disclosure requirements for total segment assets with total segment liabilities in interim financial statements. This clarification also ensures that interim disclosures are aligned with annual disclosures.

These improvements are effective for annual periods beginning on or after 1 January 2013.

Copa Holdings, S. A. and Subsidiaries

Notes to the consolidated financial statements

December 31, 2012

(In US$ thousands)

5. Cash and cash equivalents

	2012	2011
Checking and saving accounts	$44,504	$93,132
Time deposits of no more than ninety days	476	110,212
Overnight deposits	30,616	27,914
Cash on hand	498	12,543

	$76,094	$243,801

Time deposits earn interest based on rates determined by the banks in which the instruments are held. The use of the time deposits depends on the cash requirements of the Company and bear interest rates ranging between 0.05% and 3.96% as of December 31, 2012 and 0.25% and 3.40% as of December 31, 2011.

6. Investments

	2012	2011
Short-term investments:
Time deposits between 90 and 365 days	$484,838	$262,345
Other short term investments	90,171	0

	$575,009	$262,345

Long term investments:
Time deposits of more than 365 days	$68,000	$98,500
Restricted cash	1,445	6,334

	$69,445	$104,834

As of December 31, 2012 the Company had $90,171 million, not available for use by the Company due to exchange controls in Venezuela.

Copa Holdings, S. A. and Subsidiaries

Notes to the consolidated financial statements

December 31, 2012

(In US$ thousands)

7. Accounts receivable

	2012	2011
Travel agencies and airlines clearing house	$81,460	$74,955
Credit cards	31,555	40,423
Cargo and other travel agencies	9,491	12,396
Mail	2,385	2,558
Other	13,499	16,502

	138,390	146,834
Provision for impairment	(3,183)	(4,537)

	$135,207	$142,297

	2012	2011
Current	$111,288	$83,859
Past due 0 to 30 days	11,076	26,382
Past due 31 to 60 days	3,611	7,493
More than 60 days	12,415	29,100

	$138,390	$146,834

Current accounts receivable are those that do not show delays in their payments, according to the date agreed with the customer. The provision for impairment is made collectively when the Company estimates that it will not be able to collect all of the amounts past due. Movements in the provision for impairment of receivables were as follows:

	2012	2011
Balance at beginning of year	$4,537	$4,190
Additions	6,829	5,019
Write-offs	(8,183)	(4,672)

Balance at end of year	$3,183	$4,537

Copa Holdings, S. A. and Subsidiaries

Notes to the consolidated financial statements

December 31, 2012

(In US$ thousands)

8. Expendable parts and supplies

	2012	2011
Material for repair and maintenance	$43,476	$36,527
Purchases in transit	5,297	4,049
Other inventories	1,830	1,806

	$50,603	$42,382

The amount of expendable parts and supplies recognized as an expense in the consolidated statement of income in “Maintenance, material and repairs” was $22.7 million, $18.1 million and $17.5 million for the years ended December 31, 2012, 2011 and 2010, respectively.

9. Prepaid expenses

	2012	2011
Prepaid taxes	$19,928	$12,550
Prepaid commissions	6,942	4,195
Prepaid insurance	7,631	7,624
Prepaid rent	2,818	3,342
Prepaid—other	25,801	12,347

	$63,120	$40,058

10. Other current assets

	2012	2011
Derivatives financial instruments	$8,991	$18,605
Others	7,337	4,050

	$16,328	$22,655

Copa Holdings, S. A. and Subsidiaries

Notes to the consolidated financial statements

December 31, 2012

(In US$ thousands)

11. Property, plant and equipment, net

A summary of equipment and leasehold improvements as of December, 31 2012, are as follows:

						Furniture,
			Purchase		Ramp and	Fixtures,
			deposits for flight	Aircraft	Miscellaneous	Equipment and	Leasehold	Construction in
	Airframe	Engines	equipment	Components	Flight Equipment	Other	Improvements	Progress	Total
Cost
Balance at 1 January 2012	$1,184,757	$737,373	$242,287	$103,000	$29,706	19,932	$17,499	$12,291	$2,346,845
Transfer of Pre-Delivery Payments	117,411	86,411	(203,822)	—	—	—	—	—	—
Additions	98,807	43,312	187,970	12,117	3,357	2,265	1	4,191	352,020
Capitalized interest /other	—	—	19,109	—	—	—	—	—	19,109
Disposals	—	—	—	(481)	(418)	(530)	(187)	—	(1,616)
Effect of movements in exchange rates	—	—	—	—	—	—	—	—	—
Reclassifications	—	—	—	9,509	(27)	58	1,799	(10,478)	861

Balance at 31 December 2012	$1,400,975	$867,096	$245,544	$124,145	$32,618	$21,725	$19,112	$6,004	$2,717,219

Depreciation
Balance at 1 January 2012	$(185,678)	$(94,804)	$—	$(22,122)	$(19,960)	$(14,657)	$(9,433)	$—	$(346,654)
Depreciation for the year	(51,806)	(23,136)	—	(3,960)	(2,704)	(2,428)	(2,330)	—	(86,364)
Disposals	—	—	—	110	385	436	103	—	1,034
Effect of movements in exchange rates	—	—	—	(6)	(95)	208	(22)	—	85
Reclassifications	—	—	—	—	(35)	35	(689)	—	(689)

Balance at 31 December 2012	$(237,484)	$(117,940)	$—	$(25,978)	$(22,409)	$(16,406)	$(12,371)	$—	$(432,588)

Carrying Amounts

At 1 January 2012	$999,079	$642,569	$242,287	80,878	9,746	5,275	8,066	12,291	2,000,191

At 31 December 2012	$1,163,491	$749,156	$245,544	$98,167	10,209	5,319	6,741	6,004	2,284,631

59 aircraft with a carrying value of $1.8 billion are pledged as collateral for the obligation of the special purpose entities.

Copa Holdings, S. A. and Subsidiaries

Notes to the consolidated financial statements

December 31, 2012

(In US$ thousands)

11.	Property, plant and equipment, Net (continued)

						Furniture,
			Purchase		Ramp and	Fixtures,
			deposits for flight	Aircraft	Miscellaneous	Equipment and	Leasehold	Construction in
	Airframe	Engines	equipment	Components	Flight Equipment	Other	Improvements	Progress	Total
Cost
Balance at 1 January 2011	$1,034,054	$650,194	$205,972	$85,908	$27,256	19,099	$15,882	$9,103	$2,047,468
Transfer of Pre-Delivery Payments	—	—	(139,039)	—	—	—	—	—	(139,039)
Additions	156,457	87,179	166,407	12,616	3,008	2,499	6	5,004	433,176
Capitalized interest /other	—	—	8,947	—	—	—	—	—	8,947
Disposals	(306)	—	—	(1,876)	(551)	(1,404)	—	(100)	(4,237)
Effect of movements in exchange rates	69	—	—	—	(31)	(12)	—	—	26
Reclassifications	(5,517)	—	—	6,352	24	(250)	1,611	(1,716)	504

Balance at 31 December 2011	$1,184,757	$737,373	$242,287	$103,000	$29,706	$19,932	$17,499	$12,291	$2,346,845

Depreciation
Balance at 1 January 2011	$(146,882)	$(75,105)	$—	$(13,881)	$(17,675)	$(14,068)	$(7,330)	$—	$(274,941)
Depreciation for the year	(41,911)	(19,699)	—	(4,480)	(2,846)	(2,551)	(2,077)	—	(73,564)
Disposals	3,015	—	—	256	561	1,770	2	—	5,604
Effect of movements in exchange rates	100	—	—	(1)	—	192	(28)	—	263
Reclassifications	—	—	—	(4,016)	—	—	—	—	(4,016)

Balance at 31 December 2011	$(185,678)	$(94,804)	$—	$(22,122)	$(19,960)	$(14,657)	$(9,433)	$—	$(346,654)

Carrying Amounts

At 1 January 2011	$887,172	$575,089	$205,972	72,027	9,581	5,031	8,552	9,103	1,772,527

At 31 December 2011	$999,079	$642,569	$242,287	$80,878	9,746	5,275	8,066	12,291	2,000,191

52 aircraft with a carrying value of $1.6 billion are pledged as collateral for the obligation of the special purpose entities.

Copa Holdings, S. A. and Subsidiaries

Notes to the consolidated financial statements

December 31, 2012

(In US$ thousands)

12. Goodwill

Movements in goodwill were as follows:

	2012	2011
Balance at beginning of year	$25,099	$25,475
Effect of movements in exchange rates	2,476	(376)

Balance at end of year net of exchange rates	$27,575	$25,099

13. Other intangible assets

At the acquisition date both (routes and brand name) were valued and recognized as intangible assets with an indefinite useful life, and recorded in Colombian pesos, which is the functional currency of the subsidiary. Variations year over year, in the value of the routes correspond to the changes in the USD / Colombian Peso exchange rates.

During the third quarter of 2010, AeroRepública began to operate under Copa Colombia brand, causing a change in management’s assumption from indefinite life to 5 years for the AeroRepública’s brand name. Based on the change of the commercial name, an impairment loss was recognized for $1.5 million during 2010. The remaining balance of this intangible asset is being amortized over 5 years

Copa Holdings, S. A. and Subsidiaries

Notes to the consolidated financial statements

December 31, 2012

(In US$ thousands)

13.	Other intangible assets (continued)

	Routes and Brand	License and	Working in
	Name Rights	Software Rights	Process	Total
Cost
Balance at 1 January 2012	$35,300	$18,131	$6,821	$60,252
Additions	—	8,976	3,746	12,722
Reclassifications	—	—	(126)	(126)
Effect of movements in exchange rates	3,632	—	—	3,632

Balance at 31 December 2012	$38,932	$27,107	$10,441	$76,480

Amortization
Balance at 1 January 2012	$(926)	$(12,279)	$—	$(13,205)
Amortization for the year	(970)	(2,939)	—	(3,909)
Effect of movements in exchange rates	16	—	—	16

Balance at 31 December 2012	$(1,880)	$(15,218)	$—	$(17,098)

Carrying Amounts

At 1 January 2012	$34,374	$5,852	$6,821	$47,047

At 31 December 2012	$37,052	$11,889	$10,441	$59,382

	Routes and Brand	License and	Working in
	Name Rights	Software Rights	Process	Total
Cost
Balance at 1 January 2011	$35,853	$15,830	$1,905	$53,588
Additions	—	2,301	7,064	9,365
Reclassifications	—	—	(2,148)	(2,148)
Effect of movements in exchange rates	(553)	—	—	(553)

Balance at 31 December 2011	$35,300	$18,131	$6,821	$60,252

Amortization
Balance at 1 January 2011	$—	$(10,123)	$—	$(10,123)
Amortization for the year	(883)	(2,156)	—	(3,039)
Effect of movements in exchange rates	(43)	—	—	(43)

Balance at 31 December 2011	$(926)	$(12,279)	$—	$(13,205)

Carrying Amounts

At 1 January 2011	$35,853	$5,707	$1,905	$43,465

At 31 December 2011	$34,374	$5,852	$6,821	$47,047

Copa Holdings, S. A. and Subsidiaries

Notes to the consolidated financial statements

December 31, 2012

(In US$ thousands)

14. Other assets

	2012	2011
Guaranty deposits	$18,410	$17,066
Deposits for litigation	18,204	18,404
Maintenance deposits	59,375	73,780
Deferred tax assets	3,655	7,577
Other assets	11,322	8,582

	$110,968	$125,409

Guaranty deposits are amounts paid to fuel suppliers and lessors of monthly lease payments, as require at the inception of the agreements.

Deposit for litigation is paid into escrow account until the related dispute is settled. (see note 26)

Maintenance deposits mainly refer to payments made by the Company for overhaul covered by power by the hour arrangements to be used for future engines maintenance events. Maintenance deposits paid do not transfer either obligation to maintain aircraft or cost risk associated with maintenance activities to lessors or providers.

15. Long-term debt

	2012	2011
Long-term fixed rate debt (secured fixed rate indebtedness due through 2023 effective rates ranged from 1.81% to 5.58%)	$619,391	$661,972
Long-term variable rate debt (secured variable rate indebtedness due through 2023 effective rates ranged from 0.33% to 1.90%)	571,713	400,754
Loans payable	15,000	5,000

Sub-total	1,206,104	1,067,726
Less current maturities	136,268	131,069

Long-term debt less current maturities	$1,069,836	$936,657

Copa Holdings, S. A. and Subsidiaries

Notes to the consolidated financial statements

December 31, 2012

(In US$ thousands)

15.	Long-term debt (continued)

Maturities of long-term debt for the next five years are as follows:

Year ending December 31,
2013	$136,268
2014	$156,329
2015	$150,397
2016	$124,271
2017	$114,741
Thereafter	$524,098

As of December 31, 2012 and 2011, the Company had $811.8 and $651.3 million of outstanding indebtedness, respectively, that is owed to financial institutions under financing arrangements guaranteed by the Export-Import Bank of the United States. The Export-Import Bank guarantees support 85% of the net purchase price of the aircraft and are secured with a first priority mortgage on the aircraft in favor of a security trustee on behalf of Export-Import Bank.

The Company’s Export-Import Bank supported financings are amortized on a quarterly basis, are denominated in U.S. Dollars and originally bear interest at a floating rate linked to LIBOR.

The Export-Import Bank guaranteed facilities typically offer an option to fix the applicable interest rate. The Company has exercised this option with respect to $563.5 million as of December 31, 2012.

The Company effectively extends the maturity of its aircraft financing to 15 years through the use of a “Stretched Overall Amortization and Repayment,” or SOAR, structure which provides serial draw-downs calculated to result in a 100% loan accreting to a recourse balloon at the maturity of the Export-Import Bank guaranteed loan which totaled $71.0 million as of December 31, 2012.

The Company also typically finances a portion of the purchase price of the Boeing aircraft through commercial loans which totaled $15.5 million as of December 31, 2012.

As of December 31, 2012 the Company has one unused preliminary commitment for long-term financing agreements for approximately $146.5 million to acquire five (4) Boeing 737-800 aircraft to be delivered between March and October 2013.

See note 26 for information regards financial covenants relating with the Company’s financial agreement.

Copa Holdings, S. A. and Subsidiaries

Notes to the consolidated financial statements

December 31, 2012

(In US$ thousands)

16. Accounts and transactions with related parties

	2012	2011
Accounts receivable from related parties:
ASSA Compañía de Seguros, S.A.	$1,113	$673
Others	16	31

	$1,129	$704

	2012	2011
Accounts payable to related parties:
ASSA Compañía de Seguros, S.A.	$7,437	$7,883
Petróleos Delta	11,861	13,996
Others	957	195

	$20,255	$22,074

Copa Holdings, S. A. and Subsidiaries

Notes to the consolidated financial statements

December 31, 2012

(In US$ thousands)

16.	Accounts and transactions with related parties (continued)

Transaction with related parties detail for the year ended December 31, are as follows:

Related Party	Transaction	Amount of transaction	Amount of transaction	Amount of transaction
		2012	2011	2010
Banco General	Debt	—	705	1,515
	Interest received	1,874	1,249	100
	Interest paid	13	51	988
ASSA Compañía de Seguros, S.A.	Insurance	10,381	12,785	7,631
Petróleos Delta	Purchase jet fuel	354,934	283,174	170,127
Desarrollo Inmobiliario del Este, SA	Property	2,295	2,055	2,018
Galindo, Arias & López	Legal services	587	511	608
Motta Internacional& Global Brands	Payments	1,189	857	821
RD Nexos	Advertising	3,805	339	616
Call Center Corporation	Call center	425	2,593	3,869
Telecarrier, S.A.	Payments	—	—	863

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

Copa Holdings, S. A. and Subsidiaries

Notes to the consolidated financial statements

December 31, 2012

(In US$ thousands)

16. Accounts and transactions with related parties (continued)

Desarrollo Inmobiliario del Este, S. A.: The Company leases five floors consisting of approximately 104,000 square feet of the building from Desarrollo Inmobiliario, an entity controlled by the same group of investors that controls CIASA.

Galindo, Arias & López: Certain partners of Galindo, Arias & Lopez (a law firm) are indirect shareholders of CIASA and serve on the Company’s Board of Directors.

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

Compensation of Key Management Personnel

Compensation to the Company’s key management personnel is as follows:

	2012	2011	2010
Short-term employees benefits	$3,505	$3,281	$3,500
Post-employment pension	67	64	68
Stock based compensation	4,866	4,100	4,000

	$8,438	$7,445	$7,568

The Company has not set aside any additional funds for future payments to executive officers, other than pursuant to a non-compete agreement for $3.0 million established in 2006.

Copa Holdings, S. A. and Subsidiaries

Notes to the consolidated financial statements

December 31, 2012

(In US$ thousands)

17. Accrued expenses payable

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

GDS expenses and miscellaneous provisions

The Company records estimation for charges received through clearinghouse for general distribution systems (GDS) charges related to ticket transactions and for centralized Bank Settlement Plan (BSP) charges related to processing costs and administrative fees. These provisions are established every month and reversed the next month.

The provisions detail as of December 31 is as follows:

	2012	2011
Provisions and estimations	$18,027	$5,641
Labor related provisions	30,020	24,831

	$48,047	$30,472

18. Other current liabilities

	2012	2011
Derivative financial instruments	$5,589	$6,831
Vacation payable	1,224	1,453
Others	4,089	5,561

	$10,902	$13,845

Copa Holdings, S. A. and Subsidiaries

Notes to the consolidated financial statements

December 31, 2012

(In US$ thousands)

19. Other long-term liabilities

	Provision for claims	Provision for litigations	Provision for return condition	Other long term liabilities	Total
At 1 January 2012	$84	$18,856	$23,731	$1,986	$44,657
Increases	117	951	10,114	228	11,410
Used	(64)	(34)	(10,671)	(69)	(10,838)
Effect of movements in exchange rates	8	(1,539)	185	—	(1,346)
Others	—	—	—	(157)	(157)

At 31 December 2012	$145	$18,234	$23,359	$1,988	$43,726

	Provision for claims	Provision for litigations	Provision for return condition	Other long term liabilities	Total
At 1 January 2011	$378	$16,684	$14,680	$1,961	$33,703
Increases	77	2,186	9,051	228	11,542
Used	(357)	(14)	—	(137)	(508)
Effect of movements in exchange rates	—	—	—	—	—
Others	(14)	—	—	(66)	(80)

At 31 December 2011	$84	$18,856	$23,731	$1,986	$44,657

Provision for claims

A provision is recognized for expected warranty claims based in labor legal cases. This provision will be used in the next 12 months.

Provision for litigations

Provisions for litigation in process (Note 26- commitments and contingencies).

Provision for return condition

For certain foreign operating leases, the Company is contractually obliged to return aircraft in a defined condition. The Company accrues for restitution costs related to aircraft held under operating leases throughout the duration of the lease.

Other long term liabilities

Provision for non-compete agreement is created for payment to senior management related to covenants not to compete with us in the future (Relative to the $3 million trust fund).

Copa Holdings, S. A. and Subsidiaries

Notes to the consolidated financial statements

December 31, 2012

(In US$ thousands)

20. Exchange rate difference

Results of operations are translated at average exchange rates in effect during the period. Foreign exchange gains and losses are included in the exchange rate difference line in the consolidated statement of income for the year.

21. Operating leases

The Company leases some of the aircraft it operates and other assets under long-term lease arrangements. Other leased assets include real property, airport and terminal facilities, sales offices, maintenance facilities, training centers and general offices. Most contract leases include renewal options; a few have escalation clauses, but no purchase options. Non-aircraft related leases, primarily held with local governments, generally have renewable terms of one year. In certain cases, the rental payments during the renewal periods would be greater than the current payments. Because the lease renewals are not considered to be reasonably assured, the rental payments that would be due during the renewal periods are not included in the determination of rent expense until the leases are renewed. Leasehold improvements are amortized over the contractually committed lease term, which does not include the renewal periods.

At December 31, 2012, the scheduled future minimum lease rental payments required under aircraft and non-aircraft operating leases that have initial non-cancelable lease terms in excess of one year are as follows:

		Engines and
	Aircraft	Other
Up to one year	$73,081	$9,807
One to five years	246,582	15,820
Over five years	81,257	4,904

Total minimum lease rental payments	$400,920	$30,531

Total rent expense was $118.7 million, $87.4 million and $72.8 million for the years ended December 31, 2012, 2011 and 2010, respectively.

22. Income taxes

	2012	2011	2010
Current tax expense
Current period	$33,285	$27,071	$26,460
Adjustment for prior period	124	(105)	1,151

	33,409	26,966	27,611

Deferred tax expense
Origination and reversal of temporary differences	6,458	8,620	(8,645)

Total income tax expense	$39,867	$35,586	$18,966

Copa Holdings, S. A. and Subsidiaries

Notes to the consolidated financial statements

December 31, 2012

(In US$ thousands)

22. Income taxes (continued)

The balances of deferred taxes are as follows:

	Statements of Financial Positions		Profits & Loss
	2012	2011	2012	2011	2010
Deferred tax liabilities
Intangible	(12,598)	(11,344)	(133)	(314)	(493)
Reserve for maintenance	(11,707)	(8,909)	2,750	4,255	116
Prepaid dividend tax	(5,978)	(3,228)	2,749	1,904	(5,737)
PP&E	(4,955)	(3,486)	1,300	1,200	1,728
Others	(3,091)	(3,477)	(64)	661	(147)

	(38,329)	(30,444)	6,603	7,706	(4,533)
Set off of tax	3,965	—	—	—	—

	(34,364)	(30,444)	6,603	7,706	(4,533)

Deferred tax assets
Return conditions	1,024	2,453	1,538	494	(1,210)
Others	6,596	5,124	(1,683)	410	(2,902)

	7,620	7,577	(145)	903	(4,113)
Set off of tax	(3,965)	—	—	—	—

	3,655	7,577	(145)	903	(4,113)

Net deferred tax liabilities	(30,709)	(22,867)	6,458	8,610	(8,645)

The aggregate amount of temporary differences associated with investments in subsidiaries, branches and associates and interests in joint ventures, for which deferred tax liabilities have not been recognized is $24,014.

Reconciliation of effective tax rate is as follows:

	2012	2012	2011	2011	2010	2010
Profit of the period		326,476		310,425		241,057
Total income tax expense		39,867		35,586	7.3%	18,966

Profit excluding income tax		366,343		346,011		260,023

Income taxes at Panamanian statutory rates	25.0%	91,586	25.0%	86,503	27.5%	71,506
Effect of tax rates in non-Panamanian jurisdictions	(2.5%)	(9,312)	(3.9%)	(13,374)	(9.2%)	(23,992)
Exemption in non-taxable countries	(11.6%)	(42,408)	(10.9%)	(37,543)	(11.4%)	(29,699)
Under (over) provided in prior periods	0.0%	0	0.0%	0	0.4%	1,152

Provision for income taxes	10.9%	39,867	10.3%	35,586	7.3%	18,966

Copa Holdings, S. A. and Subsidiaries

Notes to the consolidated financial statements

December 31, 2012

(In US$ thousands)

23. Share-based payments

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

The total compensation cost recognized for non-vested stock and options awards was $7.0 million, $7.7 million and $4.0 million in 2012, 2011 and 2010 respectively, and was recorded as a component of “Salaries and benefits” within Administrative expenses.

Non-vested Stock

Copa Holdings approved a one-time non-vested stock bonus award for certain executive officers of the Company.

A summary of the terms and conditions, properly approved by the Compensation Committee of our Board of Directors, relating to the grants of the non-vested stock award under the equity compensation plan is as follows:

Grant Date	Number of Instruments	Vesting, Conditions	Contractual life
March, 2010	52,567	One-third every anniversary	3 years
March, 2011	43,464	One-third every anniversary	3 years
March, 2011	220,000	15% first two anniversaries, 20% third anniversary, 30% fourth anniversary and 20% fifth anniversary	5 years
March, 2011	55,000	Fifth anniversary	5 years
February, 2012	42,358	One-third every anniversary	3 years
June, 2012	4,547	15% first two anniversaries, 20% third anniversary, 30% fourth anniversary and 20% fifth anniversary	5 years
June, 2012	1,515	Fifth anniversary	5 years

Copa Holdings, S. A. and Subsidiaries

Notes to the consolidated financial statements

December 31, 2012

(In US$ thousands)

Non-vested stock awards were measured at their fair value, which is the same amount for which a similarly restricted share would be issued to third party, on the grant date. For the 2012 grants, the fair value of these non-vested stocks award was $75.39 ($56.57—2011).

23. Share-based payments (continued)

A summary of non-vested stock award activity under the plan as of December 31, 2012 and 2011 with changes during these years are as follows:

Shares	2012	2011
Non-vested at January 1st	385,401	365,727
Granted	48,420	318,464
Vested	(137,291)	(298,206)
Forfeited	(447)	(584)

Non-vested at December 31st	296,083	385,401

The Company uses the accelerated attribution method to recognize the compensation cost for awards with graded vesting periods. The Company estimates that the remaining compensation cost, not yet recognized for the non-vested stock awards, is $8.7 million with a weighted average remaining contractual life of 2.4 years. Additionally, the Company estimates that the 2013 compensation cost related to this plan will be $6.8 million.

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

A summary of options award activity under the plan as of December 31, 2012 and 2011 and changes during the year is as follows:

Shares	2012	2011
Outstanding at January 1st	32,639	32,639
Granted	—	—
Exercised	(3,291)	—
Forfeited or expired	—	—

Outstanding at December 31st	29,348	32,639

Copa Holdings, S. A. and Subsidiaries

Notes to the consolidated financial statements

December 31, 2012

(In US$ thousands)

23. Share-based payments (continued)

Stock Options (continued)

The Company uses the accelerated method to recognize the compensation cost for stock options. There is no additional compensation cost to be recognized for stock options and the weighted average contractual life is 4.2 years.

Copa Holdings plans to make additional equity based awards under the plan from time to time, including additional non-vested stock and stock option awards. The Company anticipates that future employee non-vested stock and stock option awards granted pursuant to the plan will generally vest over a three year period and the stock options will carry a ten year term.

24. Earnings per share

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

The following reflects the income and share data used in the basic and diluted earnings per share computations:

	2012	2011	2010
Net income	$326,476	$310,425	$241,057
Denominator for basic and diluted earnings per share
Weighted average common shares outstanding	44,002	43,823	43,534
Non-vested dividend participating non vest awards	398	670	462

Total shares for basic and diluted earnings per share	44,400	44,493	43,996
Earnings per share
Basic and diluted	$7.35	$6.98	$5.48

Copa Holdings, S. A. and Subsidiaries

Notes to the consolidated financial statements

December 31, 2012

(In US$ thousands)

25. Dividends paid

In June 2012 the Company declared and paid dividends based on its policy of 30% of the Company’s prior period net income. The amount was $2.10 per share.

During the fourth quarter of 2012 the Company announced an early payment of its dividends of $2.25 per share which represent approximately 30% of the Company’s estimated annual consolidated net income for 2012.

26. Commitments and contingencies

The Company has 2 purchase contracts with Boeing, one for 16 Boeing 737-Next Generation aircraft, under which the Company has ten (10) firm orders and six (6) purchase options, and another order for thirty (30) Boeing 737-Next Generation aircraft, under which the company has twenty (20) firm orders and ten (10) purchase orders. The firm orders have an approximate value of $2.7 billion based on aircraft list prices, including estimated amounts for contractual price escalation and pre-delivery deposits. The Company is scheduled to take delivery of the aircraft underlying the 10 firm orders between 2013 and 2015, and the aircraft underlying the 20 firm orders between 2015 and 2018.

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

As of December 31, 2012, the Company was in compliance with all required covenants.

Labor Unions

Approximately 55% of the Company’s 8,277 employees are unionized. There are currently nine (9) union organizations; five (5) covering employees in Panama and four (4) covering employees in Colombia Copa Airlines traditionally had good relations with its employees and all the unions, and expects to continue to enjoy good relations with its employees and the unions in the future.

Copa Holdings, S. A. and Subsidiaries

Notes to the consolidated financial statements

December 31, 2012

(In US$ thousands)

26. Commitments and contingencies (continued)

Labor Unions (continued)

The five (5) unions covering employees in Panama include: the pilots’ union (UNPAC); the flight attendants’ union (SIPANAB); the mechanics’ union (SITECMAP); the passenger service agents’ union (UGETRACO); and an industry union (SIELAS), which represents ground personnel, messengers, drivers, passenger service agents, counter agents and other non-executive administrative staff.

Copa Airlines entered into collective bargaining agreements with its mechanics’ union (SITECMAP) in April 2009; its general union (SIELAS) in July 2008; its pilot union (UNPAC) in August 2012 and its flight attendants’ union (SIPANAB) in March 2010.

Collective bargaining agreements in Panama cover typically between three and four year terms.

The four (4) unions covering employees in Colombia are: Pilots’ union (ACDAC) whose bill of petitions is going to be resolved by arbitration since it was not possible direct agreement. It is expected to know arbitration results during 2013. Flight attendants’ union (ACAV), whose bill of petitions is going to be resolved by arbitration since it was not possible a direct agreement. It is expected to know arbitration results during 2013.

The industry union in Colombia (SINTRATAC) was created in August, 2010. During the flight attendants union negotiations, SINTRATAC received more affiliates and presented a bill of petitions on November 23, 2011. Negotiations were held without agreement, so arbitration is in process. Mechanics Union in Colombia (ACMA) which presented a bill of petitions along with Industry Union negotiations without agreement, so arbitration is in process.

Typically, collective bargaining agreements in Colombia have terms of two to four years. Although Copa Colombia usually settles many of its collective bargaining agreement negotiations through arbitration proceedings, it has traditionally experienced good relations with its unions.

Additional to Unions in Panama and Colombia, the Company’s employees in Brazil are covered by industry union agreements that cover all airline industry employees in the country; employees in Uruguay are covered by an industry union; airport employees in Buenos Aires, Argentina are affiliated to an industry union (UPADEP); and airport employees in Puerto Rico are affiliated to an industry union (IAM).

Copa Holdings, S. A. and Subsidiaries

Notes to the consolidated financial statements

December 31, 2012

(In US$ thousands)

26. Commitments and contingencies (continued)

Lines of Credit for Working Capital and Letters of Credit

The Company maintained available facilities for letters of credit with several banks with a value of $29.1 million and $33.7 million at December 31, 2012 and 2011, respectively. These letters of credit are pledged mainly for operating lessors, maintenance providers and airport operators. Of this total, $3.4 million are letters of credit opened on behalf of Copa Colombia for the same purposes listed above.

Copa Airlines has lines of credit at total amount of $150.5 million, in which it has committed lines of credit totaling $60.0 million, including one line of credit for $15 million and one overdraft line of credit of $5 million with Banco General, an overdraft line of credit of $10 million with Towerbank and a line of credit of $30 million with Banco Nacional de Panamá. Copa Airlines also has uncommitted lines of credit totaling $90.5 million, including one line of credit of $60.0 million with Bladex, a line of credit of $20 million with Citibank and one line of credit of $10.5 million with Banco Panama. These lines of credit have been put in place to bridge liquidity gaps and for other potential contingencies. Aerorepublica has an uncommitted line of credit of $10 million with Citibank.

As of December 31, 2012 Copa Airlines has an outstanding balance of $15 million dollars with Bladex.

Litigation

The Company is the plaintiffs in an action filed against INFRAERO, Brazil’s airport operator, in October of 2003 challenging the legality of the Additional Airport Tariffs (Adicional das Tarifas Aeroportuárias, or ATAERO), which is a 50% surcharge imposed on all airlines which fly to Brazil. Similar suits have been filed against INFRAERO by other major airline carriers. In its case, the court of first instance ruled in favor of INFRAERO and has appealed the judgment. During the pendency of the litigation, the Company continues to pay the amounts of ATAERO due into an escrow account and as of December 31, 2012, the aggregate amount in such account totaled US$18 million. In the event the Company receives a final unfavorable judgment, it will be required to release the escrowed fund to INFRAERO and will not be able to recover such amounts. The Company does not, however, expect the release of such amounts to have a material impact on its financial results.

Copa Holdings, S. A. and Subsidiaries

Notes to the consolidated financial statements

December 31, 2012

(In US$ thousands)

27. Objectives and policies for managing financial risk

27.1 Fuel price risk

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

The Company’s derivative contracts did not qualify as hedges for financial reporting purposes. Accordingly, changes in fair value of such derivative contracts, which amounted to $9.9 million, $3.5 million and $11.7 millions in years 2012, 2011 and 2010, respectively, were recorded as a component of “Other, net” in the consolidated statement of income.

The fair value of derivative contracts amounted to $9 and $(0.4) million at December 31, 2012 and $18.6; $(0.4) million at December 31, 2011 and was recorded in “Other current assets” and “Other current liabilities” in the consolidated statement of financial position. The Company’s purchases of jet fuel are made substantially from one supplier.

At December 31, 2012, the Company held derivative instruments for 28% of its projected fuel consumption for 2013, in comparison with 20% of its 2012 fuel expense.

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

The sensitivity of a possible change in the price of jet fuel, with all other variables held constant, of the Company’s income before income taxes if the price of jet fuel were to increase or decrease by 5% would be $36.3 million in 2012.

Copa Holdings, S. A. and Subsidiaries

Notes to the consolidated financial statements

December 31, 2012

(In US$ thousands)

27.2 Market risk

Foreign currency risk

Foreign exchange risk is originated when the Company performs transactions and maintains monetary assets and liabilities in currencies that are different from the functional currency of the Company. Assets and liabilities in foreign currency are converted with the exchange rates at the end of the period, except for non-monetary assets and liabilities that are converted at the equivalent cost of the (US$) United States dollar at the acquisition date and maintain at the historical rate. The results of foreign operations are converted with the average exchange rates that were in place during the period. Earnings and losses deriving from exchange rates are included within “Exchange rate difference” in the consolidated statement of income.

In 2012, approximately 64% of the Company’s expenses and 39% of its revenues are denominated in dollars. The rest of revenue and expenses are denominated in currencies of countries the Company flies to, on which the most significant is the Colombian Peso. Generally, the Company’s exposure to foreign currency risk is limited to a period of up to two weeks, from the moment that the sale is completed until the funds are repatriated to Panama in dollars.

If the devaluation percentage of the most representatives currencies would have been 5% during 2012 and the remaining market variables were constant, the pretax income would have fallen by $0.34 million in 2012. The decrease origin would be principally for exchange losses, due to the repatriation of the currency, due to the Company generally maintains more assets than liabilities in foreign currency, basically cash and cash equivalents.

Due to exchange controls in Venezuela, however, the Company often experiences additional delays converting cash generated from its local operations in Venezuela.

Copa Holdings, S. A. and Subsidiaries

Notes to the consolidated financial statements

December 31, 2012

(In US$ thousands)

27.2 Market risk (continued)

Foreign currency risk (continued)

The following chart summarized the Company’s exchange risk exposure (assets and liabilities denominated in foreign currency) at December 31:

	As of December 31, 2012	As of December 31, 2011
Assets
Cash and cash equivalents	$210,695	$155,303
Accounts receivables, net	69,774	76,384
Prepaid expenses	15,478	11,043
Other assets	108,369	78,695

Total assets	$404,316	$321,425

Liabilities
Loans	$—	$400
Accounts payables suppliers and agencies	50,809	63,366
Accumulated taxes and expenses payables	65,161	42,938
Air traffic liability	9,507	6,797
Other liabilities	21,282	20,779

Total liabilities	146,759	134,280

Net position	$257,557	$187,145

From time to time the Company enters into factoring agreements on receivables outstanding or credit card sales in certain countries.

Copa Holdings, S. A. and Subsidiaries

Notes to the consolidated financial statements

December 31, 2012

(In US$ thousands)

27.3 Credit risk

The credit risk is originated from cash and cash equivalents, deposits in banks, investments in financial instruments and accounts receivables and consist in the risk that the counterparty could not be capable to fulfill its contracted obligations, causing financial losses to the Company. The Company, to mitigate the credit risk arising from deposit in banks and investments in financial instruments, only conducts business with financial institution that have investment grade of Fitch and Standard & Poor above BBB- with strength and liquidity indicators aligning with or above the market average. Also, for the credit risk originated for commercial accounts receivables, the Company does not consider it is a significant one, since most of the accounts receivables can be easily converted into cash, usually in periods no longer than one month. Accounts receivables from cargo agencies are more likely to be exposed to credit risk, but this is mitigated with the established policies to make sure that the credit sales are to clients with good credit history. Specific credit limits and payment terms have been established according to periodic analysis of the payment capacity of the clients.

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

27.4 Interest rates and cash flow risk

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

At December 31, 2012, the fixed interest rates vary from 0.05% to 3.96% and the main floating rate is LIBOR. Gains and losses recognized in the other comprehensive income in equity on interest rate swap contracts as of December 31, 2012 will be continuously released to the consolidated statement of income until the repayment of the debt.

The fair value of the interest rate swap hedge derivative contract amounted to $5,172 and $6,464 at December 31, 2012 and 2011 respectively and is recorded as a component of “Other current liabilities” against the “Accumulated other comprehensive income (loss)”.

Copa Holdings, S. A. and Subsidiaries

Notes to the consolidated financial statements

December 31, 2012

(In US$ thousands)

27.4 Interest rates and cash flow risk (continued)

The ineffective portion of this contract, if any, is recognized in the consolidated statement of income as a component of “Other operating expenses”. During these periods there was no ineffectiveness of the hedging contracts.

27.6 Liquidity risk

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

	Less than twelve months	1 to 4 years	More than four years
December 31, 2012
Long term debt	136,268	545,738	524,098
Accounts payable	104,975	—	—
Accounts payable to related parties	20,255	—	—
Air traffic liability	382,807	—	—
Other liabilities	144,385	84,395	—
December 31, 2011
Long term debt	131,069	354,916	581,741
Accounts payable	92,842	—	—
Accounts payable to related parties	22,074	—	—
Air traffic liability	297,135	—	—
Other liabilities	115,540	80,948	—

Copa Holdings, S. A. and Subsidiaries

Notes to the consolidated financial statements

December 31, 2012

(In US$ thousands)

27.8 Capital risk management

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

Following is summarized the gearing ratio of the Company:

As of
December 31,
2012
Total loans payable (Note 14)	$1,206,104
Less: cash and cash equivalents and short-term investments	(651,103)

Net debt	555,001
Total equity	1,536,544

Total capital	$2,091,545

Gearing ratio	27%

Copa Holdings, S. A. and Subsidiaries

Notes to the consolidated financial statements

December 31, 2012

(In US$ thousands)

27.9 Fair value measurement

	Carrying amount		Fair value
	December 31,	December 31,	December 31,	December 31,
	2012	2011	2012	2011
Financial assets
Cash and cash equivalents	$76,094	$243,801	$76,094	$243,801
Short term investments	$575,009	$262,345	$575,009	$262,345
Investments	$69,445	$104,834	$69,445	$104,834
Accounts receivable	$135,207	$142,297	$135,207	$142,297
Fuel derivatives	$8,991	$18,605	$8,991	$18,605
Financial liabilities
Accounts payable	$104,975	$92,842	$104,975	$93,457
Current maturities and long-term debt	$1,206,104	$1,067,726	$1,275,982	$1,143,047
Fuel derivatives	$417	$366	$417	$366
Interest rate hedges	$5,172	$6,464	$5,172	$6,464

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

•

Accounts receivable are evaluated by the Company based on parameters such an interest rates, risk characteristics. Based on this evaluation, allowances are taken to account for the expected losses of these receivables.

•	Debts obligation, financial assets and financial liabilities are estimated by discounting future cash flows using the Company’s current incremental rate of borrowing for a similar liability.

Copa Holdings, S. A. and Subsidiaries

Notes to the consolidated financial statements

December 31, 2012

(In US$ thousands)

27.10 Fair value measurement (continued)

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

Level 3: Inputs for the asset or liability that is not based on observable market data (that is unobservable inputs).

The following chart summarizes the Company’s financial instruments measured at fair value, classified according to the valuation method:

	Fair Value Measurement at Reporting Date
Description	2012	Level 1	Level 2	Level 3
Assets
Fuel derivatives	8,991	—	8,991	—

Total assets	8,991	—	8,991	—

Liabilities
Interest rates hedges	5,172	—	5,172	—
Fuel derivatives	417	—	417	—

Total liabilities	5,589	—	5,589	—

Copa Holdings, S. A. and Subsidiaries

Notes to the consolidated financial statements

December 31, 2012

(In US$ thousands)

28. Subsequent events

Stock Grants

During first quarter of 2013, the Compensation Committee of the Company’s Board of Directors approved three (3) new awards. Awards were granted under these new plans for approximately 43,685 shares of non-vested stock, which will vest over a period of three (3) to five (5) years. The Company estimates the fair value of these awards to be approximately $4.5 million and the 2013 compensation cost for these plans is $1.5 million.

Currency devaluation

On February 8, 2013, the Venezuelan government announced its decision to devalue its currency. Since the previous devaluation in January of 2010, the official exchange rate for all non-essential imported goods and services, including the aviation sector, had been fixed at VEB 4.30 per U.S. dollar. Under the new regime, the official exchange rate will be VEB 6.30 per U.S. dollar.

On Wednesday, February 13, 2013, the Venezuelan government announced that it would continue to apply the exchange rate of VEB 4.30 per U.S. dollar to all authorization requests pending approval by the Venezuela Central Bank through February 8, 2013. As a result, approximately 93% of our cash balance in Venezuela as of December 31, 2012 will be honored at the previous exchange rate, which was in effect when these authorization requests were submitted.

The Company incurred losses related to the devaluation of our cash balance of US$13.9 million, which were recorded in the first quarter of 2013.

29. Segment reporting

Information concerning operating revenue by principal geographic area for the period ended December 31 is as follows (in millions):

	2012	2011	2010
North America	$375.4	$308.9	$215.3
Central America and Caribbean	240.6	241.0	208.2
Colombia	299.4	270.7	245.0
Brazil	327.4	230.7	135.4
Venezuela	257.3	178.5	123.0
Others South America	483.3	380.3	281.0
Panama	265.9	220.8	206.9

	$2,249.3	$1,830.9	$1,414.8

Copa Holdings, S. A. and Subsidiaries

Notes to the consolidated financial statements

December 31, 2012

(In US$ thousands)

We attribute revenue among the geographical areas based upon point of sales. Our tangible assets and capital expenditures consist primarily of flight and related ground support equipment, which is mobile across geographic markets and, therefore, has not been allocated.

