Form 20-F
period 2013-12-31
Copa Holdings, S.A.
filed 2014-04-29
CIK 1345105

As filed with the Securities and Exchange Commission on April 29, 2014

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2013

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

Rafael Arias

Complejo Business Park, Torre Norte

Parque Lefevre, Panama City, Panama

+507 304 2431 (Telephone)

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

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: At December 31, 2013, there were outstanding 44,098,620 shares of common stock, without par value, of which 33,160,495 were Class A shares and 10,938,125 were Class B shares.

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

Presentation of Financial and Statistical Data

Included elsewhere in this annual report are our audited consolidated statement of financial position as of December 31, 2013 and 2012, and the related audited consolidated statements of income, changes in shareholders’ equity and cash flows for the years ended December 31, 2013, 2012 and 2011.

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

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

A. Selected Financial Data

The following table presents summary consolidated financial and operating data for each of the periods indicated. Our consolidated financial statements are prepared in accordance with IFRS, as issued by the IASB and are stated in U.S. dollars. You should read this information in conjunction with our consolidated financial statements included in this annual report and the information under “Item 5. Operating and Financial Review and Prospects” appearing elsewhere in this annual report.

The summary consolidated financial information as of December 31, 2013 and 2012, and for the years ended December 31, 2013, 2012 and 2011 has been derived from our audited consolidated financial statements included elsewhere in this annual report. The summary consolidated financial information as of December 31, 2011, 2010 and 2009, and for the years ended December 31, 2010 and 2009, has been derived from our consolidated financial statements for these periods.

	Year Ended December 31, (in thousands of dollars, except share and per share data and operating data)
	2013	2012	2011	2010	2009
INCOME STATEMENT DATA
Operating revenue:
Passenger revenue	2,519,650	2,163,136	1,747,102	1,338,581	1,189,706
Cargo, mail and other	88,682	86,252	83,819	76,225	66,370
Total operating revenues	2,608,332	2,249,388	1,830,921	1,414,806	1,256,076

Operating expenses:
Aircraft fuel	783,092	725,763	547,221	354,427	300,816
Salaries and benefits	276,156	247,405	213,094	178,845	157,045
Passenger servicing	250,604	217,137	160,725	133,718	125,150
Commissions	103,685	89,378	72,947	57,677	57,564
Reservations and sales	99,822	84,992	70,363	58,813	56,280
Maintenance, materials and repairs	92,993	92,166	70,969	62,229	55,720
Depreciation, amortization and impairment	137,412	89,217	75,458	62,962	50,876
Flight operations	121,903	104,993	83,782	70,648	60,873
Aircraft rentals	90,233	72,468	51,259	46,334	46,538
Landing fees and other rentals	50,288	46,233	41,881	40,320	33,628
Other	84,590	77,101	58,237	59,185	52,083
Special fleet charges(1)	—	—	—	—	19,417

Total operating expenses	2,090,778	1,846,853	1,445,936	1,125,158	1,015,990

Operating income	517,554	402,535	384,985	289,648	240,086

Non-operating income (expense):
Interest expense	(30,180)	(32,795)	(32,680)	(29,981)	(32,938)
Interest capitalized	—	—	—	—	693
Interest income	12,636	11,689	6,774	4,759	9,185
Other, net(2)	(11,440)	(15,086)	(13,068)	(4,403)	58,955

Total non-operating income (expense), net	(28,984)	(36,192)	(38,974)	(29,625)	35,895
Income before income taxes	488,570	366,343	346,011	260,023	275,981
Provision for income taxes	61,099	39,867	35,586	18,966	26,894

Net income	427,471	326,476	310,425	241,057	249,087

STATEMENT OF FINANCIAL POSITION DATA
Total cash, cash equivalents and short-term investments	1,069,509	651,103	506,146	402,603	352,068
Accounts receivable, net	135,056	136,336	143,001	89,387	80,791
Total current assets	1,401,153	917,490	754,242	594,383	503,022
Purchase deposits for flight equipment	327,545	245,544	242,287	205,972	198,697
Total property and equipment	2,348,514	2,284,631	2,000,191	1,772,528	1,480,172
Total assets	3,952,764	3,479,500	3,065,796	2,555,997	2,161,209
Long-term debt	913,507	1,069,836	936,657	888,681	750,971
Total shareholders’ equity	1,901,906	1,536,544	1,389, 531	1,144,656	911,134
Capital stock	77,123	70,717	63,528	55,867	51,782
CASH FLOWS DATA
Net cash provided by operating activities	830,265	538,026	498,289	292,801	291,299
Net cash (used in) provided by investing activities	(596,405)	(654,605)	468,250	445,432	(160,314)
Net cash (used in) provided by financing activities	(197,583)	(54,299)	5,775	95,520	(87,849)
OTHER FINANCIAL DATA
EBITDA(3)	643,526	476,666	447,375	348,207	349,917
Aircraft rentals	90,233	72,468	51,259	46,334	46,538
Operating margin(4)	19.8%	17.9%	21.0%	20.5%	19.1%
Weighted average shares used in computing net income per share (basic)	44,388,098	44,400,224	44,493,779	43,995,671	43,910,929
Weighted average shares used in computing net income per share (diluted)	44,388,098	44,400,224	44,493,779	43,995,671	43,910,929
Net income per share (basic)	9.63	7.35	6.98	5.48	5.67
Net income per share (diluted)	9.63	7.35	6.98	5.48	5.67
Dividends per share paid	$1.46	$2.10	$1.64	$1.09	$0.37
Dividends per share paid in advance(5)	—	$2.25	—	—	—
Total number of shares at end of period	44,098,620	44,036,470	43,895,888	43,597,682	43,344,978
OPERATING DATA
Revenue passengers carried(6)	11,345	10,214	8,723	7,998	7,182
Revenue passenger miles(7)	14,533	12,499	10,198	8,416	7,397
Available seat miles(8)	18,950	16,567	13,352	10,950	9,911
Load factor(9)	76.7%	75.4%	76.4%	76.9%	74.6%
Break-even load factor(10)	59.7%	61.7%	60.1%	61.9%	55.3%
Total block hours(11)	348,882	313,321	255,638	221,298	206,726
Average daily aircraft utilization(12)	11.1	10.9	10.5	10.2	10.1
Average passenger fare	222.1	211.8	200.3	167.4	165.7
Yield(13)	17.34	17.31	17.13	15.91	16.08
Passenger revenue per ASM(14)	13.30	13.06	13.08	12.22	12.00
Operating revenue per ASM(15)	13.76	13.58	13.71	12.92	12.67
Operating expenses per ASM (CASM)(16)	11.03	11.15	10.83	10.28	10.25
Departures	119,177	112,551	99,864	95,004	88,294
Average daily departures	326.5	307.7	273.6	260.3	241.9
Average number of aircraft	86.4	78.5	67.5	59.7	56.3
Airports served at period end	66	64	59	52	51
On-Time Performance (17)	87.7%	85.5%	89.5%	89.3%	88.5%
Stage Length (18)	1,140	1,076	1,017	919	923

(1)	Represents expenses related to costs associated with terms negotiated for the early termination of the MD-80 aircraft as a result of Copa Colombia’s transition to a more fuel efficient all Embraer-190 fleet in 2009, and also property, plant and equipment associated with the MD-80 fleet.
(2)	Consists primarily of changes in the fair value of fuel derivative contracts and foreign exchange gains/losses.
(3)	EBITDA represents net income plus the sum of interest expense, income taxes, depreciation, amortization and impairment minus the sum of interest capitalized and interest income. EBITDA is presented as supplemental information because we believe it is a useful indicator of our operating performance and is useful in comparing our operating performance with other companies in the airline industry. However, EBITDA should not be considered in isolation, as a substitute for net income prepared in accordance with IFRS or as a measure of a Company’s profitability. In addition, our calculation of EBITDA may not be comparable to other companies’ similarly titled measures. The following table presents a reconciliation of our net income to EBITDA for the specified periods:

	2013	2012	2011	2010	2009
Net income	427,471	326,476	310,425	241,057	249,087
Interest expense	30,180	32,795	32,680	29,981	32,938
Income taxes	61,099	39,867	35,586	18,966	26,894
Depreciation, amortization and impairment	137,412	89,217	75,458	62,962	50,876
Interest capitalized	0	0	0	0	(693)
Interest income	(12,636)	(11,689)	(6,774)	(4,759)	(9,185)
EBITDA	643,526	476,666	447,375	348,207	349,917

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

When we commence a new route, our load factors tend to be lower than those on our established routes and our advertising and other promotional costs tend to be higher, which may result in initial losses that could have a negative impact on our results of operations as well as require a substantial amount of cash to fund. We also periodically run special promotional fare campaigns, particularly in connection with the opening of new routes. Promotional fares may have the effect of increasing load factors while reducing our yield on such routes during the period that they are in effect. The number of markets we serve and our flight frequencies depend on our ability to identify the appropriate geographic markets to focus on and to gain suitable airport access and route approval in these markets. There can be no assurance that the new markets we enter will provide passenger traffic that is sufficient to make our operations in those new markets profitable. Any condition that would prevent or delay our access to key airports or routes, including limitations on the ability to process more passengers, the imposition of flight capacity restrictions, the inability to secure additional route rights under bilateral agreements or the inability to maintain our existing slots and banks and obtain additional slots and flight banks, could constrain the expansion of our operations.

The expansion of our business will also require additional skilled personnel, equipment and facilities. The inability to hire and retain skilled pilots and other personnel or secure the required equipment and facilities in an efficient, cost-effective and timely manner, may adversely affect our ability to execute our growth strategy. In the past, the airline industry has experienced a pilot shortage that has disproportionately affected smaller and regional carriers. Expansion of our markets and flight frequencies may also strain our existing management resources and operational, financial and management information systems to the point where they may no longer be adequate to support our operations, requiring us to make significant expenditures in these areas. In light of these factors, we cannot assure you that we will be able to successfully establish new markets or expand our existing markets, and our failure to do so could harm our business and results of operations, as well as the value of our Class A shares.

Our performance is heavily dependent on economic and political conditions in the countries in which we do business.

Passenger demand is heavily cyclical and highly dependent on global, regional and country-specific economic growth, economic expectations and foreign exchange rate variations. In the past, we have been negatively impacted by poor economic performance in certain emerging market countries in which we operate. Any of the following developments (or a continuation or worsening of any of the following currently in existence) in the countries in which we operate could adversely affect our business, financial condition, liquidity and results of operations:

•	changes in economic or other governmental policies, including exchange controls;

•	changes in regulatory, legal or administrative practices; or

•	other political or economic developments over which we have no control.

Additionally, a significant portion of our revenue is derived from discretionary and leisure travel which are especially sensitive to economic downturns. An adverse economic environment, whether global, regional or in a special country, could result in a reduction in passenger traffic, and leisure travel in particular, as well as a reduction in our cargo business, and could also impact our ability to raise fares, which in turn would materially and negatively affect our financial condition and results of operations.

The cost of refinancing our debt and obtaining additional financing for new aircraft has increased and may continue to increase.

We currently finance our aircraft through bank loans and operating leases. In the past, we have been able to obtain lease or debt financing on terms attractive to us. We have obtained most of the financing for our Boeing aircraft purchases from commercial financial institutions utilizing guarantees provided by the Export-Import Bank of the United States. The Export-Import Bank provides guarantees to companies that purchase goods from U.S. companies for export, enabling them to obtain financing at substantially lower interest rates as compared to those that they could obtain without a guarantee. The Export-Import Bank does not provide similar guarantees in connection with financing for our aircraft purchases from Embraer since those aircraft are not exports from the United States. At December 31, 2013, we had $714.9 million of outstanding indebtedness that is owed to financial institutions under financing arrangements guaranteed by the Export-Import Bank. In February 2011, participants from the member states of the Organization for Economic Co-operation and Development (“OECD”), including the Export-Import Bank, agreed to a new common approach with respect to aircraft purchase financing (the “2011 Aircraft Sector Understanding”). The 2011 Aircraft Sector Understanding unifies the terms, conditions and procedures governing large and regional aircraft exports and in particular attempts to reduce the subsidies from which we benefit by setting forth increased minimum guarantee premium rates based on a borrower’s credit risk classification. Although aircraft delivered prior to December 31, 2012 pursuant to firm orders placed prior to December 31, 2010 are not covered by the 2011 Aircraft Sector Understanding, our future financing costs are expected to increase and our results of operation may be negatively affected as a result of this new regime. As a result, we have begun exploring other financing arrangements, including entering into sale-leaseback transactions to finance future aircraft purchases. We cannot predict whether the Export-Import Bank’s credit support will continue to be available to us to fund future purchases of Boeing aircraft. The Export-Import Bank may in the future limit its exposure to Panama-based companies, to our airline or to airlines generally, or may encourage us to diversify our credit sources by limiting future guarantees.

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

We derive significant benefits from our alliance with United Continental Holdings and cannot assure you that it will continue.

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

We may not realize benefits from our membership in Star Alliance.

In November 2010, Copa and Star Alliance jointly announced Copa’s intention to join Star Alliance, which was the first global airline alliance created and still maintains the most member airlines. Copa officially joined Star Alliance on June 21, 2012. One of our main competitors, Avianca, also joined Star Alliance in 2012. We cannot predict the extent to which participating in the same alliance as one of our direct competitors may impact our revenues, our ability for future growth, or have any additional implications on our current operations. We also cannot predict whether any other direct competitors will join Star Alliance in the future. Our participation in Star Alliance could result in additional costs and the anticipated benefits may not be realized, which could have a material adverse effect on our business, results of operations and financial condition.

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

We are also subject to international bilateral air transport agreements that provide for the exchange of air traffic rights between each of Panama and Colombia, and various other countries, and we must obtain permission from the applicable foreign governments to provide service to foreign destinations. There can be no assurance that existing bilateral agreements between the countries in which our airline operating companies are based and foreign governments will continue, or that we will be able to obtain more route rights under those agreements to accommodate our future expansion plans. A modification, suspension or revocation of one or more bilateral agreements could have a material adverse effect on our business, financial condition and results of operations. The suspension of our permits to operate to certain airports or destinations, the cancellation of any of our provisional routes, the inability for us to obtain favorable take-off and landing authorizations at certain high-density airports or the imposition of other sanctions could also have a material adverse effect. Due to the nature of bilateral agreements, we can fly to many destinations only from Panama and to certain destinations only from Colombia. We cannot assure you that a change in a foreign government’s administration of current laws and regulations or the adoption of new laws and regulations will not have a material adverse effect on our business, financial condition and results of operations.

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

The FAA periodically audits the aviation regulatory authorities of other countries. As a result of its investigation, each country is given an International Aviation Safety Assessment, or IASA, rating. Since April 2004, IASA has rated Panama as a Category 1 jurisdiction. We cannot assure you that the government of Panama and the AAC in particular, will continue to meet international safety standards, and we have no direct control over their compliance with IASA guidelines. If Panama’s IASA rating were to be downgraded in the future, it could prohibit us from increasing service to the United States and UAL would have to suspend code sharing on our flights, causing us to lose direct revenue from codesharing as well as reducing flight options to our customers.

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

The airline business is characterized by high leverage, and we have a high level of indebtedness. We also have significant expenditures in connection with our operating leases and facility rental costs, and substantially all of our property and equipment is pledged to secure indebtedness. For the year ended December 31, 2013, our interest expense and aircraft and facility rental expense under operating leases totaled $135.9 million. At December 31, 2013, approximately 51% of our total indebtedness bore interest at fixed rates and the remainder was determined with reference to LIBOR. All of our aircraft lease obligations bear interest at fixed rates. Accordingly, our financing and rent expense will not decrease significantly if market interest rates decline, but given LIBOR’s record low rates, our financing costs could materially increase as LIBOR rates increase.

As of December 31, 2013, we had firm commitments to purchase 42 Boeing 737 aircraft, with an aggregate manufacturer’s list price of approximately $3.8 billion. We will require substantial capital from external sources to meet our future financial commitments. In addition, the acquisition and financing of these aircraft will likely result in a substantial increase in our leverage and fixed financing costs. A high degree of leverage and fixed payment obligations could:

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

We fly and rely on Boeing and Embraer aircraft. As of April 29, 2014, we operated a fleet of 66 Boeing aircraft. In 2014, we expect to take delivery of six (6) additional Boeing 737-800s, and in the future we expect to continue to incorporate new aircraft into our fleet. The decision to incorporate new aircraft is based on a variety of factors, including the implementation of our growth strategy. Acquisition of new aircraft involves a variety of risks relating to its ability to be successfully placed into service including:

•	manufacturer’s delays in meeting the agreed upon aircraft delivery schedule;

•	difficulties in obtaining financing on acceptable terms to complete our purchase of all of the aircraft we have committed to purchase; and

•	the inability of new aircraft and their components to comply with agreed upon specifications and performance standards.

In addition, our fleet includes 26 Embraer 190 aircraft. Technical issues with our Embraer 190 aircraft would increase our maintenance expenses, and we cannot predict the reliability of the Embraer aircraft as the aircraft matures.

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

We rely upon information technology systems to operate our business and increase our efficiency. We are highly reliant on certain systems for flight and operations, maintenance, reservations, check-in, revenue management, accounting and cargo distribution. Other systems are designed to decrease distribution costs through internet reservations and to maximize cargo distributions, crew utilization and to maximize flight operations. These systems may not deliver their anticipated benefits. In the ordinary course of business, our systems will continue to require modification and refinements to address changing business requirements. Our operations and competitive position could be adversely affected if we are unable to timely or effectively upgrade or replace our systems once they become outdated and attract fewer clients. Information systems could also suffer disruptions due to events beyond our control, including natural disasters, power failures, terrorist attacks, equipment or software failures, computer viruses or cyber security attacks. In addition, any transition to new systems may result in a loss of data or service interruption which could harm our business. Substantial or repeated website, reservations systems or telecommunication system failures or disruptions, including failures or disruptions related to our integration of technology systems could reduce the attractiveness of our Company versus our competitors, materially impair our ability to market our services and operate flights, result in the unauthorized release of confidential or otherwise protected information, and result in increased costs, lost revenue, or the loss or compromise of important data.

Our reputation and business may be harmed and we may be subject to legal claims if there is loss, unlawful disclosure or misappropriation of, or unsanctioned access to, our customers’, employees’, business partners’ or our own information or other breaches of our information security.

We make extensive use of online services and centralized data processing, including through third party service providers. The secure maintenance and transmission of customer and employee information is a critical element of our operations. Our information technology and other systems maintain and transmit customer information, or those of service providers or business partners, may be compromised by a malicious third party penetration of our network security, or of a third party service provider or business partner, or impacted by deliberate or inadvertent actions or inactions by our employees, or those of a third party service provider or business partner. As a result, personal information may be lost, disclosed, accessed or taken without consent.

We transmit confidential credit card information by way of secure private retail networks and rely on encryption and authentication technology licensed from third parties to provide the security and authentication necessary to effect secure transmission and storage of confidential information, such as customer credit card information. The Company has made significant efforts to secure its computer network. If any compromise of our security or computer network were to occur, it could have a material adverse effect on the reputation, business, operating results and financial condition of the Company, and could result in a loss of customers. Additionally, any material failure by the Company to achieve or maintain compliance with the Payment Card Industry, or PCI, security requirements or rectify a security issue may result in fines and the imposition of restrictions on the Company’s ability to accept credit cards as a form of payment.

Any such loss, disclosure or misappropriation of, or access to, customers’, employees’ or business partners’ information or other breach of our information security can result in legal claims or legal proceedings, including regulatory investigations and actions, may have a negative impact on our reputation and may materially adversely affect our business, operating results and financial condition. Furthermore, the loss, disclosure or misappropriation of our business information may materially adversely affect our business, operating results and financial condition.

Our liquidity could be adversely impacted in the event one or more of our credit card processors were to impose material reserve requirements for payments due to us from credit card transactions.

We currently have agreements with organizations that process credit card transactions arising from purchases of air travel tickets by our customers. Credit card processors have financial risk associated with tickets purchased for travel which can occur several weeks after the purchase. Our credit card processing agreements provide for reserves to be deposited with the processor in certain circumstances. We do not currently have reserves posted for our credit card processors. If circumstances were to occur requiring us to deposit reserves, the negative impact on our liquidity could be significant which could materially adversely affect our business.

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

In 2013, approximately 52% of our expenses and 39% of our revenues were denominated in U.S. dollars. The remainder of our expenses and revenues were denominated in the currencies of the various countries to which we fly, with the largest non-dollar amount denominated in Colombian Pesos due to our volume of business in Colombia. If any of these currencies decline in value against the U.S. dollar, our revenues, expressed in U.S. dollars, and our operating margin would be adversely affected. We may not be able to adjust our fares denominated in other currencies to offset any increases in U.S. dollar-denominated expenses, increases in interest expense or exchange losses on fixed obligations or indebtedness denominated in foreign currency.

We are also exposed to exchange rate losses, as well as gains, due to the fluctuation in the value of local currencies vis-à-vis the U.S. dollar during the period of time between the time we are paid in local currencies and the time we are able to repatriate the revenues in U.S. dollars. Typically this process takes between one and two weeks in most countries to which we fly, excluding Venezuela.

We hold substantial amount in Venezuelan bolivars and our Venezuelan operations could be adversely affected by conditions in Venezuela or by relations between Panama and Venezuela.

In Venezuela, foreign companies, including airlines, have experienced increasing delays for approvals by the Venezuelan government to repatriate funds. We have substantial cash balances in Venezuelan bolivars subject to Venezuelan exchange controls. Our exposure subject to exchange controls in Venezuela pending repatriation is $508.7 million, as of April 22, 2014. See “Item 5B. Operating and Financial Review and Prospects – Liquidity and Capital Resources.”

In recent periods, we have experienced up to a 12 month delay in repatriating funds from Venezuela. On January 8, 2010, and then again on February 8, 2013, the Venezuelan government announced its decision to implement new fixed exchange rates, which resulted in significant devaluations of the bolivar against the U.S. dollar. As a result, we incurred losses of $19.7 million in 2010 and $13.9 million in the first quarter of 2013. Given the uncertainty with respect to the exchange control regime in Venezuela, we continue to be exposed in respect of our cash balance in Venezuelan bolivars.

On January 23, 2014, the Venezuelan government announced that going forward the foreign exchange rate for airline ticket purchases will no longer be determined through the official CENCOEX (formerly CADIVI) exchange rate. The exchange rate for ticket purchases will now be decided by an alternate (secondary) exchange rate mechanism determined through weekly auctions known as SICAD I. Since January 15, 2014 the SICAD I rate has fluctuated between 10.9 and 11.8 bolivars per dollar. The rate set at the latest SICAD I auction was 10.9 bolivars per dollar, compared with the official CENCOEX exchange rate of 6.3 bolivars per dollar.

On March 10, 2014, the Venezuelan government passed Regulation 27 (Convenio Cambiario No. 27), which described the country’s new currency regime, SICAD II. This new regime, the only one of the three that can be used for all transactions, began operating on March 24, 2014, and the average exchange rate for the auctions held that day was 51.86 bolivars per dollar. Additionally, Regulation 27 revoked certain earlier rules and confirmed that repatriation requests will also be converted at the SICAD I rate, with the exception of repatriation requests only pending settlement by the Venezuelan Central Bank which will instead be converted at the official CENCOEX rate of 6.3 bolivars per dollar.

Political conditions in Venezuela have deteriorated in recent months as a result of protests against the government that began in February. On March 5, 2014, Venezuelan president Nicolás Maduro announced that the country was breaking diplomatic and commercial relations with the Panamanian government. This announcement was made in response to a request by Panamanian president Ricardo Martinelli to hold a special meeting of the Permanent Council of the Organization of American States to discuss the situation in Venezuela. Following this announcement, the Venezuelan government also removed the option to select travel to Panama as a reason to request dollars. A further deterioration of political conditions in Venezuela or the relationship between Panama and Venezuela could adversely affect our business as well as economic conditions in Venezuela, which could affect demand for our services.

We are continuing to work with Venezuelan authorities regarding the anticipated timing of and applicable exchange rate for the repatriation of funds held in local currency. We continue to monitor this situation closely and evaluate our holdings of Venezuelan bolivars for potential impairment. However, we cannot provide any assurance of when we will be able to remit amounts currently held in Venezuela or the exchange rate at which bolivars will be converted to dollar. Delays in remitting funds or converting funds at a lower exchange rate could adversely affect our liquidity.

To reduce our exposure to further accumulations of unremitted cash in Venezuela, we are in the process of substantially reducing our service to Venezuela and have already carried out other actions to restrict ticket sales in the country. These service reductions can be expected to have a significant adverse effect on our consolidated operating revenues and consolidated net income beginning in the first quarter of 2014, as our revenues from operations to and from Venezuela were significant prior to this reduction in service.

Our maintenance costs will increase as our fleet ages.

The average age of our fleet was approximately 5.7 years as of December 31, 2013. Historically, we have incurred low levels of maintenance expenses relative to the size of our fleet because most of the parts on our aircraft are covered under multi-year warranties. As our fleet ages, these warranties expire and the mileage on each aircraft increases, our maintenance costs may increase significantly, both on an absolute basis and as a percentage of our operating expenses.

If we enter into a prolonged dispute with any of our employees, many of whom are represented by unions, or if we are required to increase substantially the salaries or benefits of our employees, it may have an adverse impact on our operations and financial condition.

Approximately 54% of our 8,644 employees are unionized. There are currently four unions covering our employees based in Panama: the pilots’ union; the flight attendants’ union; the mechanics’ union; and a generalized union, which represents baggage handlers, aircraft cleaners, counter agents, and other non-executive administrative staff. Copa entered into collective bargaining agreements with its mechanics’ union in April 2009, its flight attendants’ union March 2010 and its pilot union in August 2012. Most recently, in December 2013, we re-negotiated the collective bargaining agreement with its general’ union. Collective bargaining agreements in Panama are typically between three and four year terms.

There are four unions covering employees in Colombia: The Pilots’ union; the Flight attendants’ union; the industry union in Colombia; and the Mechanics Union in Colombia. While negotiations were held with each of these unions, we were unable to sign new agreements and arbitration processes are ongoing in each case. Typically, once signed, collective bargaining agreements in Colombia remain in effect for two to three years. Although Copa Colombia usually settles many of its collective bargaining agreement negotiations through arbitration proceedings, it has traditionally experienced good relations with its unions. We also have union contracts with our Copa employees in Brazil and Mexico.

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

In 2013, approximately 62.6% of our revenues were derived from tickets sold by travel agents or tour operators. We cannot assure you that we will be able to maintain favorable relationships with these ticket sellers. Our revenues could be adversely impacted if travel agents or tour operators elect to favor other airlines or to disfavor us. Our relationship with travel agents and tour operators may be affected by:

•	the size of commissions offered by other airlines;

•	changes in our arrangements with other distributors of airline tickets; and

•	the introduction and growth of new methods of selling tickets.

We rely on third parties to provide our customers and us with facilities and services that are integral to our business.

We have entered into agreements with third-party contractors to provide certain facilities and services required for our operations, such as heavy aircraft and engine maintenance, call center services, catering, ground handling, cargo and baggage handling, or “below the wing” aircraft services. At airports other than Tocumen International Airport, most of our “below the wing” aircraft services are performed by third party contractors. Also, all of our overhaul maintenance and some of our “C-checks” are handled by third-party contractors in the United States and Costa Rica, and some line maintenance is handled at certain airports by contract workers rather than our employees. Substantially all of our agreements with third-party contractors are subject to termination on short notice. The loss or expiration of these agreements or our inability to renew these agreements or to negotiate new agreements with other providers at comparable rates could harm our business and results of operations. Further, our reliance on third parties to provide reliable equipment or essential services on our behalf gives us less control over the costs, efficiency, timeliness and quality of our service. A contractor’s negligence could compromise our aircraft or endanger passengers and crew. This could also have a material adverse effect on our business. We expect to be dependent on such agreements for the foreseeable future and if we enter any new market, we will need to have similar agreements in place.

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

We currently operate approximately six daily departures to and from Cuba which provide passenger, cargo and mail transportation service. For the year ended December 31, 2013, our transported passengers to and from Cuba represented approximately 7% of our total passengers carried. Our operating revenues from Cuban operations during the year ended December 31, 2013 represented approximately 1.1% of our total consolidated operating revenues for such year. Our assets located in Cuba are insignificant.

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

We recently incurred an intangible write-off and impairment charge as a result of a change in the operating plan for Copa Colombia.

For the year ended December 31, 2013, we recognized an intangible write-off charge of $31.2 million, as a result of shifting Copa Colombia’s capacity from domestic to international markets. As of December 31, 2013, we had goodwill and intangible assets of $26.9 million principally relating to our acquisition of Copa Colombia. Our consolidated financial statements have been prepared in accordance with IFRS, under which goodwill and other intangible assets of indefinite life are not amortized and are tested for impairment annually, or when events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is assessed under IFRS by comparing the carrying amount to the recoverable amount of the cash-generating unit level that has been measured at the higher of its value-in-use and its fair value, by applying cash flow projections in the functional currency based on the Company’s approved business plan covering a five-year period followed by the a long-term growth rate. If the value-in-use of a reporting unit is lower than its corresponding carrying amount, we determine its corresponding fair value using methodologies generally accepted in the markets to determine the value of entities. We may recognize additional impairment charges in future periods as a result of further changes in the operations of Copa Colombia or a deterioration in conditions in the markets in which Copa Colombia operates.

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

We compete with a number of other airlines that currently serve some of the routes on which we operate, including Avianca-Taca, American Airlines, Delta Air Lines, AeroMéxico, and the LAN Group, among others. Strategic alliances, bankruptcy restructurings and industry consolidations characterize the airline industry and tend to intensify competition. In 2011, the LAN Group acquired Aires, a Low-cost Colombian air carrier, which is now operated as LAN Colombia. In 2012, the LAN Group acquired the Brazilian TAM Airlines, which resulted in the creation of the LATAM Airlines Group (LATAM). In addition, several other air carriers have reorganized in recent years, including certain of our competitors, such as Avianca-Taca and Delta, and have benefited from lower operating costs and fare discounting in order to maintain cash flows and to enhance continued customer loyalty. In addition, since 2008, the airline industry has experienced increased consolidation and changes in international alliances, both of which have altered and will continue to alter the competitive landscape in the industry by resulting in the formation of airlines and alliances with increased financial resources, more extensive global networks and altered cost structures. Although we intend to compete vigorously and maintain our strong competitive position in the industry, Avianca-Taca and LAN Colombia represent a significant portion of the domestic market in Colombia and have access to greater resources as a result of their recent combinations. Therefore, Copa Colombia faces stronger competition than in recent years, and its prior results may not be indicative of its future performance. In addition, both we and Avianca-Taca joined Star Alliance on June 21, 2012. We cannot predict the extent to which participating in the same alliance as one of our direct competitors may impact our revenues, current operations or ability for future growth.

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

Changes in aviation technology may affect our competitiveness.

Aircraft relies in advance technology, from time to time this technology leave obsolete some model of aircraft which could drive a negative impact in our financial results.

We may face increasing competition from low-cost carriers offering discounted fares.

Traditional hub-and-spoke carriers in the United States and Europe continue to face substantial and increasing competitive pressure from low-cost carriers offering discounted fares. The low-cost carriers’ operations are typically characterized by point-to-point route networks focusing on the highest demand city pairs, high aircraft utilization, single class service and fewer in-flight amenities. As evidenced by the operations of Gol Intelligent Airlines or Gol, which continues to grow both in Brazil as well as in other South American countries, Spirit, which serves Latin America, including Panama, from Fort Lauderdale, JetBlue, which flies from Orlando to Bogota, San José, San Juan, Santo Domingo, and Nassau; and a number of low-cost carriers which operate within Mexico, among others, the low-cost carrier business model appears to be gaining acceptance in the Latin American aviation industry. As a result, we may face new and substantial competition from low-cost carriers in the future which could result in significant and lasting downward pressure on the fares we charge for flights on our routes.

Significant changes or extended periods of high fuel costs or fuel supply disruptions could materially affect our operating results.

Fuel costs constitute a significant portion of our total operating expenses, representing approximately 37.8% of operating expenses in 2011, 39.3% in 2012 and 37.4% in 2013. Jet fuel costs have been subject to wide fluctuations as a result of increases in demand, sudden disruptions in and other concerns about global supply, as well as market speculation. Fuel prices reached record levels during the middle of 2008, decreased substantially in 2009, and have increased once again during each of the last three years. Both the cost and availability of fuel are subject to many economic, political, weather, environmental and other factors and events occurring throughout the world that we can neither control nor accurately predict, including international political and economic circumstances such as the political instability in major oil-exporting countries in Latin America, Africa and Asia. If a future fuel supply shortage were to arise as a result of production curtailments by the Organization of the Petroleum Exporting Countries, or OPEC, a disruption of oil imports, supply disruptions resulting from severe weather or natural disasters, the continued unrest in the Middle East or otherwise, higher fuel prices or further reductions of scheduled airline services could result. We cannot assure you that we would be able to offset any increases in the price of fuel by increasing our fares.

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

We may experience difficulty recruiting, training and retaining pilots and other employees.

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

Under Panamanian law, there is a limit on the maximum number of non-Panamanian employees that we may employ. Our need for qualified pilots at times exceeded the domestic supply and as such we have had to hire a substantial number of non-Panamanian national pilots. We cannot assure you that we will continue to attract foreign pilots or obtain government approvals to hire such pilots. The inability to attract and retain pilots may adversely affect our growth strategy by limiting our ability to add new routes or increase the frequency of existing routes.

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

An outbreak of a disease or similar public health threat could have a material adverse impact on the Company’s business, financial position and results of operations.

An outbreak of a disease or similar public health threat that affects travel demand or travel behavior, or travel restrictions or reduction in the demand for air travel caused by an outbreak of a disease or similar public health threat in the future, could have a material adverse impact on the Company’s business, financial condition and results of operations.

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

A substantial portion of our assets are located in the Republic of Panama and a significant proportion of our passengers’ trips either originates or ends in Panama. Furthermore, substantially all of Copa’s flights operate through our hub at Tocumen International Airport. As a result, we depend on economic and political conditions prevailing from time to time in Panama. Panama’s economic conditions in turn highly depend on the continued profitability and economic impact of the Panama Canal. Control of the Panama Canal and many other assets were transferred from the United States to Panama in 1999 after nearly a century of U.S. control. Political events in Panama may significantly affect our operations.

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

According to International Monetary Fund estimates, the Panamanian and Colombian economies are expected to grow by 7.5% and 3.7%, respectively, in 2014 as measured by their GDP, however, if either economy experiences a sustained recession, or significant political disruptions, our business, financial condition and results of operations could be materially and negatively affected.

Any increase in the taxes we or our shareholders pay in Panama or the other countries where we do business could adversely affect the value of our Class A shares.

We cannot assure you that we will continue to pay taxes at our current rate. Our provision for income taxes was $35.6 million, $39.9 million, and $60.1 million in the years ended December 31, 2011, 2012 and 2013, which represented an effective income tax rate of 10.3%, 10.9%, and 12.5% for the respective periods. We are subject to local tax regulations in each of the jurisdictions where we operate, the great majority of which are related to the taxation of income. In some of the countries to which we fly, we do not pay any income taxes, because we do not generate income under the laws of those countries either because they do not have income tax or because of treaties or other arrangements those countries have with Panama. In the remaining countries, we pay income tax at a rate ranging from 25% to 34% of income. Different countries calculate income in different ways, but they are typically derived from sales in the applicable country multiplied by our net margin or by a presumed net margin set by the relevant tax legislation. The determination of our taxable income in certain countries is based on a combination of revenues sourced to each particular country and the allocation of expenses of our operations to that particular country. The methodology for multinational transportation company sourcing of revenue and expense is not always specifically prescribed in the relevant tax regulations, and therefore is subject to interpretation by both us and the respective taxing authorities. Additionally, in some countries, the applicability of certain regulations governing non-income taxes and the determination of our filing status are also subject to interpretation. We cannot estimate the amount, if any, of potential tax liabilities that might result if the allocations, interpretations and filing positions used by us in our tax returns were challenged by the taxing authorities of one or more countries. If taxes were to increase, our financial performance and results of operations could be materially and adversely affected. Due to the competitive revenue environment, many increases in fees and taxes have been absorbed by the airline industry rather than being passed on to the passenger. Any such increases in our fees and taxes may reduce demand for air travel and thus our revenues.

In 2010, the Panamanian tax code for the airline industry was amended to make taxes based on net income earned for traffic whose origin or final destination is the Republic of Panama. The applicable tax rate for 2010 was 27.5%. For 2011 and going forward, the applicable tax rate has been established at 25.0%. On December 30, 2013, the Panamanian National Assembly approved amendments to the tax code that would have changed Panama’s tax system from a territoriality regime to a global tax regime, subject to certain exceptions. Although these amendments were repealed on January 10, 2014 by the Assembly, the Panamanian tax code could be subject to further change in the future, which changes could materially increase our effective tax rate.

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

Political unrest and instability in Latin American countries in which we operate may adversely affect our business and the market price of our Class A shares.

While geographic diversity helps to reduce our exposure to risks in any one country, we operate primarily within Latin America and are subject to a full range of risks associated with our international operations. These risks may include unstable political or economic conditions, lack of well-established or reliable legal systems, exchange controls and other limits on our ability to repatriate earnings and changeable legal and regulatory requirements. In Venezuela and Argentina, for example, we and other airlines and foreign companies may only repatriate cash through specific governmental programs, which may effectively preclude us from repatriating cash for periods of time. For the year ended December 31, 2013, 15.5% and 8.3% of our revenue originated from sales in Venezuela and Argentina, respectively. Each of Venezuela and Argentina have experienced difficult political conditions in recent periods as well as governmental actions that have adversely impacted businesses that conduct operations in those countries. See “We hold substantial amount in Venezuelan bolivars and our Venezuelan operations could be adversely affected by conditions in Venezuela or by relations between Panama and Venezuela.”

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

Our Class A shares are listed on the NYSE. During the three months ended December 31, 2013, the average daily trading volume for our Class A shares as reported by the NYSE was approximately 261,842 shares. We cannot predict whether an active liquid public trading market for our Class A shares will be sustained. Active, liquid trading markets generally result in lower price volatility and more efficient execution of buy and sell orders for our investors. The liquidity of a securities market is often affected by the volume of shares publicly held by unrelated parties.

Our Board of Directors may, in its discretion, amend or repeal our dividend policy. You may not receive the level of dividends provided for in the dividend policy or any dividends at all.

Our Board of Directors has adopted a dividend policy that provides for the payment of dividends to shareholders in an amount of up to 40% of the prior year’s annual consolidated net income, distributed in equal quarterly installments. Our Board of Directors may, in its sole discretion and for any reason, amend or repeal any aspect of this dividend policy. On November 27, 2012, for example, our Board of Directors decided to accelerate the 2012 payment from June 2013 to December 27, 2012. Our Board of Directors may decrease the level of dividends provided for in this dividend policy or entirely discontinue the payment of dividends. Future dividends with respect to shares of our common stock, if any, will depend on, among other things, our results of operations, cash requirements, financial condition, contractual restrictions, business opportunities, provisions of applicable law and other factors that our Board of Directors may deem relevant. See “Item 8A. Consolidated Financial Statements and Other Financial Information—Dividend Policy.”

To the extent we pay dividends to our shareholders, we will have less capital available to meet our future liquidity needs.

Our Board of Directors has adopted a dividend policy that provides for the payment of dividends to shareholders in an amount of up to 40% of the prior year’s annual consolidated net income, distributed in equal quarterly installments. Our Board of Directors has also reserved the right to amend the dividend policy, or pay dividends in excess of the level circumscribed in the dividend policy. The aviation industry has cyclical characteristics, and many international airlines are currently experiencing difficulties meeting their liquidity needs. Also, our business strategy contemplates substantial growth over the next several years, and we expect such growth will require a great deal of liquidity. To the extent that we pay dividends in accordance with, or in excess of, our dividend policy, the money that we distribute to shareholders will not be available to us to fund future growth and meet our other liquidity needs.

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

On May 6, 1998, Copa Holdings, S.A., the holding company for Copa and related companies was incorporated as a sociedad anónima under the laws of Panama to facilitate the sale by CIASA of a 49% stake in Copa Holdings to Continental Airlines. In connection with Continental Airlines’ investment, we entered into an extensive alliance agreement with Continental Airlines providing for code-sharing, joint marketing, technical exchanges and other cooperative initiatives between the airlines. At the time of our initial public offering in December 2005, Continental Airlines reduced its ownership of our total capital stock from 49% to approximately 27.3%. In a follow-on offering in June 2006, Continental Airlines further reduced its ownership of our total capital stock from 27.3% to 10.0%. In May 2008, Continental Airlines sold its remaining shares in the public market. In March 2010, CIASA sold 4.2% of its interest and as of December 31, 2013 held 24.8% of our total capital stock.

Since 1998, we have grown and modernized our fleet while improving customer service and reliability. Copa has expanded its fleet from 13 aircraft to 90 aircraft at December 2013. In 1999, we received our first Boeing 737-700s, in 2003 we received our first Boeing 737-800s, and in 2005 we received our first Embraer 190. In the first quarter of 2005, we completed our fleet renovation program and discontinued use of our last Boeing 737-200s. During the second quarter of 2005, we purchased Copa Colombia, one of the largest domestic air carrier in Colombia in terms of number of passengers carried. Since 2005, we have expanded from 24 destinations in 18 countries to 66 destinations in 29 countries. We plan to continue our expansion, which includes increasing our fleet, over the next several years.

On April 22, 2005, we acquired an initial 85.6% equity ownership interest in Copa Colombia which was one of the largest domestic carrier in Colombia in terms of passengers carried. Through subsequent acquisitions, we increased our total ownership interest in Copa Colombia to 99.9% by the end of that year. We believe that Copa Airlines’s operational coordination with Copa Colombia creates additional passenger traffic in our existing route network by providing Colombian passengers more convenient access to the international destinations served through our Panama hub.

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

Capital Expenditures

During 2013, our capital expenditures were $182.8 million, which consisted primarily of $191.0 million in expenditures related to advance payments on aircraft purchase contracts. During 2012, our capital expenditures were $399.7 million, which consisted primarily of expenditures related to our purchase of seven Boeing 737-800 aircraft, as well as $194.9 million in expenditures related to advance payments on aircraft purchase contracts. During 2011, our capital expenditures were $319.7 million, which consisted primarily of expenditures related to our purchase of five Boeing 737-800 aircraft, as well as $175.3 million in expenditures related to advance payments on aircraft purchase contracts.

B. Business Overview

We are a leading Latin American provider of airline passenger and cargo service through our two principal operating subsidiaries, Copa Airlines and Copa Colombia. Copa Airlines operates from its strategically located position in the Republic of Panama, and Copa Colombia provides service within Colombia and international flights from various cities in Colombia to Panama, Venezuela, Ecuador, México, Cuba, Guatemala and Costa Rica. We currently operate a fleet of 90 aircraft, 64 Boeing 737-Next Generation aircraft and 26 Embraer 190 aircraft. To meet its growing capacity requirements, Copa has firm orders, including purchase and lease commitments, to accept delivery of 42 Boeing 737 aircraft through 2019 and purchase rights and options that, if exercised, allow us to accept delivery of up to 10 Boeing 737-Next Generation aircraft through 2019.

Copa currently offers approximately 327 daily scheduled flights among 66 destinations in 29 countries in North, Central and South America and the Caribbean from its Panama City hub. Copa provides passengers with access to flights to more than 150 other destinations through codeshare arrangements with UAL and other airlines pursuant to which each airline places its name and flight designation code on the other’s flights. Through its Panama City hub, Copa is able to consolidate passenger traffic from multiple points to serve each destination effectively.

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

Since January 2001, we have grown significantly and have established a track record of consistent profitability. Our total operating revenues have increased from $0.3 billion in 2001 to $2.6 billion in 2013 while our operating margins have also increased from 8.6% to 20.0% over the same period.

Our Strengths

We believe our primary business strengths that have allowed us to compete successfully in the airline industry include the following:

•	Our “Hub of the Americas” airport is strategically located. We believe that Copa’s base of operations at the geographically central location of Tocumen International Airport in Panama City, Panama provides convenient connections to our principal markets in North, Central and South America and the Caribbean, enabling us to consolidate traffic to serve several destinations that do not generate enough demand to justify point-to-point service. Flights from Panama operate with few service disruptions due to weather, contributing to high completion factors and on-time performance. Tocumen International Airport’s sea-level altitude allows our aircraft to operate without performance restrictions that they would be subject to at higher-altitude airports. We believe that Copa’s hub in Panama allows us to benefit from Panama City’s status as a center for financial services, shipping and commerce and from Panama’s stable, dollar-based economy, free-trade zone and growing tourism.

•	We focus on keeping our operating costs low. In recent years, our low operating costs and efficiency have contributed significantly to our profitability. Our operating cost per available seat mile, excluding costs for fuel and intangible write-off charges, was 7.04 in 2010, 6.73 in 2011, 6.77 in 2012 and 6.75 in 2013. We believe that our cost per available seat mile reflects our modern fleet, efficient operations and the competitive cost of labor in Panama.

•	We operate a modern fleet. Our fleet consists of modern Boeing 737-Next Generation and Embraer 190 aircraft equipped with winglets and other modern cost-saving and safety features. Over the next several years, we intend to enhance our modern fleet through the addition of at least 42 additional Boeing 737 aircraft. We believe that our modern fleet contributes to our on-time performance and high completion factor (percentage of scheduled flights not cancelled). We expect our Boeing 737-700s, 737-800s and Embraer 190s to continue offering substantial operational cost advantages.

•	We believe Copa has a strong brand and a reputation for quality service. We believe that the Copa brand is associated with value to passengers, providing world-class service and competitive pricing. For the year ended December 31, 2013, Copa’s statistic for on-time performance was 87.7% and completion factor was 99.7%. Baggage mishandling for Copa was 7.35 mishandled bags per 1000 passengers. Our focus on customer service has helped to build passenger loyalty. We believe that our brand has also been enhanced through our relationship with UAL, including our joint marketing of the MileagePlus loyalty program in Latin America, the similarity of our aircraft livery and aircraft interiors and our participation in UAL’s United Club lounge program, which operates in partnership with our Copa Club lounge program.

•	Our management fosters a culture of teamwork and continuous improvement. Our management team has been successful at creating a culture based on teamwork and focused on continuous improvement. Each of our employees has individual objectives based on corporate goals that serve as a basis for measuring performance. When corporate operational and financial targets are met, employees are eligible to receive bonuses according to our profit sharing program. See “Item 6D. Employees.” We also recognize outstanding performance of individual employees through company-wide recognition, one-time awards, special events and, in the case of our senior management, grants of restricted stock and stock options. Our goal-oriented culture and incentive programs have contributed to a motivated work force that is focused on satisfying customers, achieving efficiencies and growing profitability.

Our Strategy

Our goal is to continue to grow profitably and enhance our position as a leader in Latin American aviation by providing a combination of superior customer service, convenient schedules and competitive fares, while maintaining competitive costs. The key elements of our business strategy include the following:

•	Expand our network by increasing frequencies and adding new destinations. We believe that demand for air travel in Latin America is likely to expand in the next decade, and we intend to use our increasing fleet capacity to meet this growing demand. We intend to focus on expanding our operations by increasing flight frequencies on our most profitable routes and initiating service to new destinations. Copa’s Panama City hub allows us to consolidate traffic and provide service to certain underserved markets, particularly in Central America and the Caribbean, and we intend to focus on providing new service to regional destinations that we believe best enhance the overall connectivity and profitability of our network.

•	Continue to focus on keeping our costs low. We seek to reduce our cost per available seat mile without sacrificing services valued by our customers as we execute our growth plans. Our goal is to maintain a modern fleet and to make effective use of our resources through efficient aircraft utilization and employee productivity. We intend to reduce our distribution costs by increasing direct sales, including internet and call center sales, as well as improving efficiency through technology and automated processes.

•	Emphasize superior service and value to our customers. We intend to continue to focus on satisfying our customers and earning their loyalty by providing a combination of superior service and competitive fares. We believe that continuing our operational success in keeping flights on time, reducing mishandled luggage and offering convenient schedules to attractive destinations will be essential to achieving this goal. We intend to continue to incentivize our employees to improve or maintain operating and service metrics relating to our customers’ satisfaction by continuing our profit sharing plan and employee recognition programs and to reward customer loyalty with the popular Mileage Plus frequent flyer program, upgrades and access to our Copa Club lounges, which operate in partnership with United Clubs worldwide.

•	Capitalize on opportunities at Copa Colombia. We seek to enhance Copa Colombia’s profitability through a variety of initiatives, including, expanding its international routes, capitalizing on aircraft interchange with Copa, further integrating its route network with Copa’s and improving overall efficiency.

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

According to data from the International Air Transport Association, or IATA, Latin America comprised approximately 4.3% of worldwide passengers flown in 2012, or 50.2 million passengers.

The Central American aviation market is dominated by international traffic. According to data from IATA, International revenue passenger miles (RPMs) are concentrated between North America and Central America. This segment represented 79% of international RPMs flown to and from Central America in 2012, compared to 17% RPMs flown between Central America and South America and 4% for RPMs flown between Central American countries. Total RPMs flown on international flights to and from Central America increased 7.8% in 2012, and load factors on international flights to and from Central America were 78.9% on average.

The chart below details passenger traffic between regions in 2012:

	2012 IATA Traffic Results(1)
	Revenue Passenger Miles		Available Seat Miles		Load Factor
	(Millions)	Change (%)	(Millions)	Change (%)	(%)
International Scheduled Service
North America — Central America	83,442	5.0%	104,354	3.8%	80.0%
North America — South America	65,380	7.7%	79,697	6.8%	82.0%
Central America — South America	17,529	24.3%	22,639	26.3%	77.4%
Within Central America	4,275	4.8%	6,432	8.9%	66.5%
Within South America	26,178	17.6%	33,915	14.8%	77.2%

Panama serves as a hub for connecting passenger traffic between major markets in North, South, and Central America and the Caribbean. Accordingly, passenger traffic to and from Panama is significantly influenced by economic growth in surrounding regions. Major passenger traffic markets in North, South and Central America experienced growth in their GDP in 2013. Preliminary figures indicate that real GDP increased by 7.5% in Panama and by 3.7% in Colombia, according to data of the World Economic and Financial Survey conducted by the International Monetary Fund (IMF).

	GDP (in US$ billions)		GDP per Capita
	2013	2013	2013
	Current Prices	Real GDP	Current Prices
	(US$)	(% Growth)	(US$)
Brazil	2,190.2	2.5%	10,957
Argentina	484.6	3.5%	11,679
Chile	281.7	4.4%	16,043
Mexico	1,327.0	1.2%	11,224
Colombia	369.2	3.7%	7,831
Panama	40.6	7.5%	10,916
USA	16,724.3	1.5%	52,839

Source: International Monetary Fund, World Economic Outlook Database, October 2013; estimated GDP growth calculated in local currency.

Panama has benefited from a stable economy with moderate inflation and steady GDP growth. According to International Monetary Fund estimates, from 1999 to 2013 Panama’s real GDP grew at an average annual rate of 8.6% while inflation averaged 4.3% per year. The service sector represents approximately 75% of total real GDP in Panama, a higher percentage of GDP than the service sector represents in most other Latin American countries. The IMF currently estimates Panama’s population to be approximately 3.7 million in 2013, with the majority of the population concentrated in Panama City, where our hub at Tocumen International Airport is located. We believe the combination of a stable, service-oriented economy and steady population growth has helped drive our domestic origin and destination passenger traffic.

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

Colombia is the third largest country in Latin America in terms of population, with a population of approximately 47.1 million in 2013 according to the International Monetary Fund, and has a land area of approximately 440,000 square miles. Colombia’s GDP is estimated to be $369.2 billion for 2013, and per capita income was approximately $7.8 thousand (current prices) according to the International Monetary Fund. Colombia’s geography is marked by the Andean mountains and an inadequate road and rail infrastructure, making air travel a convenient and attractive transportation alternative. Colombia shares a border with Panama, and for historic, cultural and business reasons it represents a significant market for many Panamanian businesses.

Route Network and Schedules

As of December 31, 2013, Copa provided regularly scheduled flights to 66 cities in North, Central and South America and the Caribbean. The majority of Copa flights operate through our hub in Panama which allows us to transport passengers and cargo among a large number of destinations with service that is more frequent than if each route were served directly.

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

As a part of our strategic relationship with UAL, Copa provides flights through code-sharing arrangements to over 140 other destinations. In addition to code-shares provided with our Star Alliance partners, Copa also has code-sharing arrangements in place with several other carriers, including KLM, Gol, and Aeromexico.

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

Revenue by Region

	Year Ended December 31,
Region	2013	2012	2011
North America(1)	18.0%	16.7%	16.9%
South America	63.6%	60.8%	57.9%
Central America(2)	13.7%	17.8%	19.3%
Caribbean(3)	4.7%	4.7%	5.9%

(1)	The United States, Canada and Mexico.
(2)	Includes Panama.
(3)	Cuba, Dominican Republic, Haiti, Jamaica, Puerto Rico, Aruba, Curaçao, St. Martin, Bahamas and Trinidad and Tobago.

Airline Operations

Passenger Operations

Passenger revenue accounted for approximately $2,520 million in 2013, $2,163 million in 2012, and $1,747 million in 2011, representing 96.6%, 96.2%, and 95.4% respectively of Copa’s total revenues. Leisure traffic, which makes up close to half of Copa’s total traffic, tends to coincide with holidays, school vacations and cultural events and peaks in July and August, and again in December and January. Despite these seasonal variations, Copa’s overall traffic pattern is relatively stable due to the constant influx of business travelers. Approximately half of Copa’s passengers regard Panama City as their destination or origination point, and most of the remaining passengers pass through Panama City in transit to other points on our route network.

Cargo Operations

In addition to our passenger service, we make efficient use of extra capacity in the belly of our aircraft by carrying cargo. Our cargo operations consist principally of freight service. Copa’s cargo business generated revenues of approximately $60.9 million in 2013, $57.3 million in 2012, and $52.8 million in 2011, representing 2.3%, 2.6%, and 2.9% respectively, of Copa’s operating revenues. We primarily move our cargo in the belly of our aircraft. However, we also wet-lease and charter freighter capacity when necessary to meet our cargo customers’ needs.

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

Copa charges more for tickets on higher-demand routes, tickets purchased on short notice and other itineraries suggesting a passenger would be willing to pay a premium. This represents strong value to Copa’s business customer, who need more flexibility with their flight plan. The number of seats Copa offers at each fare level in each market results from a continual process of analysis and forecasting. Past booking history, seasonality, the effects of competition and current booking trends are used to forecast demand. Current fares and knowledge of upcoming events at destinations that will affect traffic volumes are included in Copa’s forecasting model to arrive at optimal seat allocations for its fares on specific routes. Copa uses a combination of approaches, taking into account yields, flight load factors and effects on load factors of continuing traffic, depending on the characteristics of the markets served, to arrive at a strategy for achieving the best possible revenue per available seat mile, balancing the average fare charged against the corresponding effect on our load factors.

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

In May 1998, Copa Airlines and Continental entered into a comprehensive alliance agreement, encompassing a broad array of activities such as Copa’s participation in Continental’s frequent flyer programs and VIP lounges; as well as agreements in other areas, such as trademarks. These agreements were initially signed for a period of ten years. In November 2005, Copa and Continental amended and restated these agreements and extended their term through the year 2015.

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

As a result of our alliance, we have benefited from Continental’s and now UAL’s expertise and experience over the past decade. Copa has, for example, fully adopted Continental’s OnePass (now UAL’s MileagePlus) frequent flyer program and rolled out a co-branded joint product in much of Latin America, enabling us to develop brand loyalty among our travelers. The co-branding of the OnePass (now MileagePlus) loyalty programs has helped to leverage the brand recognition that Continental already enjoyed across Latin America and enables us to compete more effectively against regional competitors such as Avianca-Taca and the Oneworld alliance represented by American Airlines and LAN Airlines. We also share UAL’s Sceptre inventory management software, which allows Copa to pool spare parts with the larger airline and to rely on UAL to provide engineering support for maintenance projects. We have also been able to take advantage of UAL’s purchasing power and negotiate more competitive rates for spare parts and third-party maintenance work. In addition to the Sceptre system, we have implemented several important information technology systems, such as the “SHARES” computer reservation system in an effort to maintain commonality with UAL.

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

Our alliance with UAL is governed by several interrelated agreements. Each of the agreements, as amended and restated, will only expire three years after one of the parties has given written notice to the other. In May 2013, UAL provided us with such notice, and as a result the current alliance will expire in May 2016. However, we have agreed with UAL to work together to update the existing alliance agreements and to prepare similar replacement agreements that will be in effect after May 2016. Other events of termination are set forth in the descriptions of the major alliance-related agreements set forth below.

Alliance Agreement. Under our alliance agreement with UAL, both entities agree to continue their codesharing relationship with extensions as they feel are appropriate and to work to maintain our antitrust immunity with the DOT. In order to support the codesharing relationship, the alliance agreement also contains provisions mandating a continued frequent flyer relationship between the airlines, setting minimum levels of quality of service for the airlines and encouraging cooperation in marketing and other operational initiatives. Under the alliance agreement, UAL and Copa are prohibited from entering into commercial agreements with certain classes of competing airlines, and the agreement requires both parties to include each other, as practicable, in their commercial relationships with other airlines. Other than by expiration as described above, the agreement is also terminable by an airline in cases of, among other things, uncured material breaches of the alliance agreement by the other airline, bankruptcy of the other airline, termination of the services agreement for breach by the other airline, termination of the frequent flyer participation agreement without entering into a successor agreement by the other airline, certain competitive activities, certain changes of control of either of the parties and certain significant operational service failures by the other airline.

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

Sales, Marketing and Distribution

Sales and Distribution. Approximately 68.0% of sales during 2013 were completed through travel agents and other airlines while approximately 32.0% were direct sales via our city ticket offices (CTOs), call centers, airport counters or website. Travel agents receive base commissions, not including back-end incentive payments, ranging from 0% to 6% depending on the country. The weighted average rate for these commissions during 2013 was 2.59%. In recent years, base commissions have decreased significantly in most markets as more efficient back-end incentive programs have been implemented to reward selected travel agencies that exceed their sales targets.

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

Copa has a sales and marketing network consisting of 156 domestic and international ticket offices, including airport and city ticket offices located in Panama and Colombia. During the year ended December 31, 2013, approximately 14.8% and 3.3% of its sales were booked through our ticket counters and call center, respectively.

The call center that operates Copa’s reservations and sales services handles calls from Panama as well as most other countries to which Copa flies. Such centralization has resulted in a significant increase in telephone sales as it efficiently allowed for improvements in service levels such as 24-hour-a-day, 7-days-a-week service, in three different languages.

We encourage the use of direct Internet bookings by our customers because it is our most efficient distribution channel. In the third quarter of 2009, Copa introduced a new booking engine in order to offer more functionality to customers and further reduce distribution costs. In 2013, 13.2% of our sales were made via the website. Copa’s goal is to channel more of its total sales through the website.

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

Copa competes with a number of other airlines that currently serve the routes on which we operate, including Avianca, American Airlines, Delta Airlines, AeroMexico and LATAM Group, among others. In order to remain competitive, we must constantly react to changes in prices and services offered by our competitors.

In 2011, the LAN Group acquired Aires, a low-cost Colombian air carrier, which is now operated as LAN Colombia. In addition, several air carriers have reorganized in recent years, including certain of our competitors, such as Avianca and Delta, and have benefited from lower operating costs and fare discounting in order to maintain cash flows and to enhance continued customer loyalty. In addition, since 2008, the airline industry has experienced increased consolidation and changes in international alliances, both of which have altered and will continue to alter the competitive landscape in the industry by resulting in the formation of airlines and alliances with increased financial resources, more extensive global networks and altered cost structures.

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

In addition, Copa officially joined Star Alliance on June 21, 2012. One of our main competitors, Avianca, also joined Star Alliance in 2012. Although we believe that the benefits associated with participating in Star Alliance outweigh the risk of sharing an alliance with Avianca, we cannot predict the extent to which participating in the same global alliance as one of our direct competitors may impact our revenues, our ability for future growth, or any additional implications to our current operations.

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

Aircraft

As of December 31, 2013, Copa operated a fleet consisting of 90 aircraft, including 18 Boeing 737-700 Next Generation aircraft, 46 Boeing 737-800 Next Generation aircraft and 26 Embraer 190 aircraft. As of December 31, 2013, Copa had firm orders, including purchase and lease commitments, for 42 additional Boeing 737 aircraft. Copa also has options for an additional 10 Boeing 737 aircraft. We have also made refundable deposits in an amount totaling $62.5 million to Boeing that may be applied for existing or future aircraft purchase orders, which remain subject to certain agreed upon conditions and further negotiations.

The current composition of the Copa fleet as of December 31, 2013 is fully described below:

	Number of Aircraft			Average Term of Lease Remaining	Average Age	Seating
	Total	Owned	Leased	(Years)	(Years)	Capacity
Boeing 737-700	18	14	4	2.5	11.9	124
Boeing 737-800	46	26	20	5.9	2.9	154/160
Embraer 190	26	19	7	2.5	6.4	94/106

Total	90	59	31	4.5	5.7	—

We expect our fleet to continue to center on the Boeing 737-800 model. The table below describes the expected size of our fleet at the end of each year set forth below, assuming delivery of all aircraft for which we currently have firm orders but not taking into account any aircraft for which we have purchase rights and options:

Aircraft Type	2014	2015	2016	2017	2018
737-700(1)	18	16	16	14	14
737-800(2)	54	62	69	76	83
Embraer 190	26	23	21	19	19

Total Fleet	98	101	106	109	116

(1)	Assumes the return of leased aircraft upon expiration of lease contracts.
(2)	We have the flexibility to choose between the different members of the 737 family of aircraft for most of the 737-800 aircraft deliveries.

The Boeing 737-Next Generation aircraft currently in our fleet are fuel-efficient and suit our operations well for the following reasons:

•	They have simplified maintenance procedures.

•	They require just one type of standardized training for our crews.

•	They have one of the lowest operating costs in their class.

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

Through several special purpose vehicles, we currently have beneficial ownership of 59 of our aircraft, including 19 Embraer 190s. In addition, we lease four of our Boeing 737-700s, 20 of our Boeing 737-800s, and seven of our Embraer 190’s under long-term operating lease agreements that have an average remaining term of 4.5 years. Recently, we have begun financing certain aircraft by entering into sale-leaseback transactions. In January 2013, for example, we sold four Boeing 737-800 aircraft expected to be delivered in 2013 to MC Aviation Partners (“MCAP”), the aircraft leasing arm of Mitsubishi Corporation, and in 2014 an additional four Boeing 737-800 aircraft with 2014 deliveries to SMBC Aviation Capital (“SMBC”). We have entered into leasing arrangements on market terms with the purchasers for all eight aircraft. Leasing some of our aircraft provides us with flexibility to change our fleet composition if we consider it to be in our best interests to do so. We make monthly rental payments, some of which are based on floating rates, but we are not required to make termination payments at the end of the lease. Currently, we do not have purchase options in any of our operating lease agreements. Under our operating lease agreements, we are required in some cases to maintain maintenance reserve accounts and in other cases to make supplemental rent payments at the end of the lease that are calculated with reference to the aircrafts’ maintenance schedule. In either case, we must return the aircraft in the agreed upon condition at the end of the lease term. Title to the aircraft remains with the lessor. We are responsible for the maintenance, servicing, insurance, repair and overhaul of the aircraft during the term of the lease.

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

Each of our Boeing 737-Next Generation aircraft is powered by two CFM International Model CFM 56-7B engines. Each of our Embraer 190 aircraft is powered by two CF34-10 engines made by General Electric. We currently have 13 spare engines for service replacements and for periodic rotation through our fleet.

Maintenance

The maintenance performed on our aircraft can be divided into two general categories: line and heavy maintenance. Line maintenance consists of routine, scheduled maintenance checks on our aircraft, including pre-flight, daily and overnight checks, “A-checks” and any diagnostics and routine repairs. Copa’s line maintenance is performed by Copa’s own technicians at our base in Panama and at stations outside Panama by Copa Airlines, Copa Colombia employees or third-party contractors. Heavy maintenance consists of more complex inspections and overhauls, including “C-checks,” and servicing of the aircraft that cannot be accomplished during an overnight visit. Maintenance checks are performed intermittently as determined by the aircraft manufacturer. These checks are based on the number of hours or calendar months flown. Historically we have contracted with certified outside maintenance providers, such as COOPESA, which is certified as an authorized repair station by the FAA and the AAC, for all heavy aircraft maintenance services. In October of 2010, Copa decided to begin performing a portion of the heavy maintenance works in-house, and the hiring, training, facility and tooling setup, as well as enhancing certain support shops, were completed during a ten-month period. Copa acquired the required certifications by the local authorities in August 2011 in connection with its first in-house C-check and performed its second C-check in October of the same year. In 2013, eight of the 21 heavy maintenance checks were successfully performed in-house.

Copa also has an exclusive long-term contracts with GE Engines whereby they will perform maintenance on all of our CFM-56 and CFM-34 engines. When possible, Copa attempts to schedule heavy maintenance during its lower-demand seasons in order to maximize productive use of its aircraft.

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

All of Copa Colombia’s maintenance and safety procedures are performed according to Boeing standards (certified by the FAA), and certified by the Aeronáutica Civil of Colombia and BVQi, the institute that issues ISO (International Organization for Standardization) quality certificates. All of Copa Colombia’s maintenance personnel are licensed by the Aeronáutica Civil of Colombia. In 2013, Copa Colombia received its IATA Operational Safety Audit (IOSA) compliance certification until December 2015.

Safety

We place a high priority on providing safe and reliable air service. Copa has uniform safety standards and safety-related training programs that cover all of its operations. In particular, Copa periodically evaluates the skills, experience and safety records of its pilots in order to maintain strict control over the quality of its pilot crews. All of Copa’s pilots participate in training programs, some of which are sponsored by aircraft manufacturers, and all are required to undergo recurrent training two times per year. We have a full time program of Flight Data Analysis (FDA) wherein the flight data from every Copa flight is analyzed for safety or technical anomalies. During 2011, Copa successfully completed its second IOSA safety certification.

On July 17, 2007, one of our Copa Colombia Embraer 190s overran a wet runway at Santa Marta, Colombia. As a result of this incident, six people suffered minor injuries and the aircraft sustained damages that caused its permanent removal from service. The FAA periodically audits the aviation regulatory authorities of other countries. As a result of their investigation, each country is given an International Aviation Safety Assessment, or IASA, rating. During 2013, the FAA renewed Panama’s “Category 1” status, indicating a strong level of confidence in the safety regulation of the AAC.

Airport Facilities

We believe that our hub at Panama City’s Tocumen International Airport (PTY) is an excellent base of operations for the following reasons:

•	Panama’s consistently temperate climate is ideal for airport operations. For example, in recent years Tocumen was closed and unavailable for flight operations for a total of less than two hours per year on average

•	Tocumen is the only airport in Central America with two operational runways. Also, unlike some other regional airports, consistent modernization and growth of our hub has kept pace with our needs. In 2012, Tocumen airport completed Phase 2 of an expansion project of the existing terminal. Recently, a bid for the construction of a new south terminal, with an additional 20 gates and a second customs area, was awarded. Construction on the south terminal started in 2013 and is to be completed in 2017.

•	Panama’s central and sea level location provides a very efficient base to operate our narrow body fleet, efficiently serving short and long-haul destinations in Central, North and South America, as well as the Caribbean.

•	Travelers can generally make connections easily through Tocumen because of its manageable size and Panama’s policies accommodating in-transit passengers.

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

We worked closely with the airport’s management and consulted with the IATA infrastructure group to provide plans and guidance for Phase I of an airport expansion that provided eight new gate positions with jet bridges, six new remote parking positions, expanded retail areas and improved baggage-handling facilities. The government authorized $70 million to cover the costs of this expansion. Work on Phase I was completed in the third quarter of 2006. Phase II of the expansion added 12 additional jet bridge gates and was completed in the fourth quarter of 2012. Recently, a bid for the construction of a new south terminal, with an additional 20 gates and a second customs area, was awarded. Construction on the south terminal started in 2013 and is to be completed in 2017.

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

We lease a variety of facilities at Tocumen, including our maintenance hangar and our operations facilities in the airport terminal. From our System Operations Control Center located within our corporate headquarters building, we dispatch, track and direct our aircraft throughout the hemisphere and respond to operational contingencies as necessary. We generally cooperate with the airport authority to modify the lease terms as necessary to account for capital improvements and expansion plans. Currently, our elite passengers have access to a Copa Club at the airport, which is jointly operated with UAL. The Copa Club was expanded in 2010 to approximately one and half times, utilizing space made available during the recent expansion of the terminal. The capacity of the lounge will be approximately 250 passengers and will boast a spacious footprint of more than 10,000 square feet, offering more space, improved facilities and additional value to our passengers.

Our Premier passengers also have access to four Copa Clubs in the region, which are strategically located in Panama City, San José, Guatemala City and Santo Domingo. The Panama City lounge is jointly operated along with UAL, while the other lounges are operated in partnership with UAL. The Copa Club in San José is located at the Juan Santa Maria International Airport and has a capacity of up to 160 passengers with an area of almost 6,400 square feet. The Copa Club in Guatemala City is located at the Aurora International Airport and has a capacity of more than 60 passengers with an area of almost 2,400 square feet. In Santo Domingo, the lounge is located at the Las Americas International Airport with a capacity in excess of 65 passengers and an area of almost 3,000 square feet.

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

	Aircraft Fuel Data
	2013	2012	2011
Average price per gallon of jet fuel into plane (excluding hedge) (in U.S. dollars)	$3.22	$3.35	$3.27
Gallons consumed (in millions)	247.5	219.5	176.5
Available seat miles (in millions)	18,950	16,567	13,352
Gallons per ASM (in hundredths)	1,31	1.33	1.32

From 2006 to 2013, the average price of West Texas Intermediate (WTI) crude oil, a benchmark widely used for crude oil prices that is measured in barrels and quoted in U.S. dollars, increased by 48% from $66.34 per barrel to $98.10 per barrel. During 2008, fuel prices experienced significant volatility, with West Texas Intermediate crude prices reaching the record price of approximately $134.05 per barrel on average for the month of June. Prices then dropped below $41 per barrel at the beginning of 2009, and then stabilized at approximately $72 per barrel in the second half of 2009. During 2010, prices gradually increased and averaged $79 per barrel and by the end of 2011, prices had reached approximately $99 per barrel. In 2013, the WTI price gradually dropped to $87 per barrel. In 2013, we hedged 35% of our requirements through the use of jet fuel and crude oil swap contracts. While prices have significantly decreased since their peak in 2008, we believe that fuel prices are likely to increase in the future. We have hedged approximately 22% and 14% of our anticipated fuel needs for 2014 and 2015, respectively. We will continue to evaluate various hedging strategies, and we may enter into additional hedging agreements in the future. Any prolonged increase in the price of jet fuel will likely materially and negatively affect our business, financial condition and results of operation. To date, we have managed to offset some of the increases in fuel prices with higher load factors, fuel surcharges and fare increases. In addition, our relatively young, winglet-equipped fleet also helps us mitigate the impact of higher fuel prices.

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

During 2012, we completed the Environmental Impact Studies required for our new operations and maintenance shops, and the installation of a wastewater treatment plant at our On-board Services facilities. During the first quarter of 2013, we published our final Greenhouse Gases Measurement report using the GHG Protocol, which is a widely-used international accounting tool to understand, quantify, and manage greenhouse gas emissions. The GHG Protocol, a decade-long partnership between the World Resources Institute and the World Business Council for Sustainable Development, is utilized by businesses, governments, and environmental groups globally to develop credible and effective programs to address climate change. With this elective step, we believe we are moving towards managing environmental risk and identifying emission reduction opportunities.

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

Safety Assessment. In May 2001, the FAA downgraded Panama’s IASA rating from a Category 1 rating to a Category 2 rating due to alleged deficiencies in Panamanian air safety standards and the AAC’s capacity to provide regulatory oversight. We collaborated with the Panamanian government to restore the country’s Category 1 status, a status that is important both to the operations of Copa as an airline and the general perception of Panama as a country, particularly in view of the fact that the major initiative is to boost tourism in Panama. The country’s Category 1 status was restored in April 2004 and later renewed in 2013.

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

Colombia has expanded its open-skies agreements with several countries in the last years. In addition to Aruba and the Andean Pact nations of Bolivia, Ecuador and Peru, open-skies agreements have been negotiated with Costa Rica, Salvador, Panama, Dominican Republic and Ecuador. In the framework of liberalization between Colombia and Panama, any airline has the right to operate unlimited frequencies between any city pair of the two countries. As a result, Copa offers scheduled services between nine main cities in Colombia and Panama. In November 2010, Colombia signed an open-skies agreement with the United States, which took effect in January 2013. With respect to domestic aviation, airlines must present feasibility studies to secure specific route rights, and no airline may serve the city pairs with the most traffic unless that airline has at least five aircraft with valid airworthiness certificate. While Aeronautica Civil has historically regulated the competition on domestic routes, in December 2012 it revoked the maximum number of competing airlines for each domestic route.

In October 2011, Aeronautica Civil announced its decision to liberalize air fares in Colombia starting April 1, 2012, including the elimination of fuel surcharges. However, airlines are required to charge an administrative fee (“Tarifa Administrativa”) for each ticket sold through an airline’s direct channels. Passengers in Colombia are also entitled by law to compensation in the event of delays in excess of four hours, over-bookings and cancellations. Currently, the San Andrés, Bogotá, Pereira, Cali, Cartagena, Medellin, Bucaramanga, Cúcuta, and Santa Marta airports, among others, are under private management arrangements. The government’s decision to privatize airports administration in order to finance the necessary expansion projects and increase the efficiency of operations has increased airports fees and facility rentals at those airports.

Authorization and Certificates: Colombian law requires airlines providing commercial services in Colombia to hold an operation certificate issued by the Unidad Administrativa Especial Aereonautica Civil (UAEAC) which is automatically renewed every five years. Copa Colombia´s operation certificate was automatically renewed in 2013.

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

Airport Access. Two U.S. airports at which we operate, O’Hare International Airport in Chicago (“O’Hare”) and John F. Kennedy International Airport in New York (“JFK”) were formerly designated by the FAA as “high density” traffic airports subject to arrival and departure slot restrictions during certain periods of the day. From time to time, the FAA has also issued temporary orders imposing slot restrictions at certain airports. Although slot restrictions at JFK were formally eliminated as of January 1, 2007, on January 15, 2008, the FAA issued an order limiting the number of scheduled flight operations at JFK during peak hours to address the over-scheduling, congestion and delays at JFK. The FAA is currently contemplating the implementation of a long-term congestion management rule at LaGuardia Airport, JFK and Newark Liberty International Airport, which would replace the order currently in effect at JFK. We cannot predict the outcome of this potential rule change on our costs or ability to operate at JFK.

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

Copa Airlines is our principal airline operating subsidiary that operates out of our hub in Panama and provides passenger service in North, South and Central America and the Caribbean. Copa Airlines Colombia is our operating subsidiary that provides international services from various cities in Colombia to Panama, Venezuela, Ecuador, México, Cuba, Guatemala, the Dominican Republic and Costa Rica, and some domestic air travel within Colombia. Oval Financial Leasing, Ltd. controls the special purpose vehicles that have a beneficial interest in the majority of our fleet.

D. Property, Plants and Equipment

Headquarters

Our headquarters are located six miles away from Tocumen International Airport. We have leased five floors consisting of approximately 119,700 square feet of the building from Desarollo Inmobiliario del Este, S.A., an entity controlled by the same group of investors that controls CIASA, under a ten year lease that began in January 2006, at a rate of $0.1 million per month, which we believe to be a market rate.

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

We are a leading Latin American provider of airline passenger and cargo service through our two principal operating subsidiaries, Copa Airlines and Copa Colombia. Copa Airlines operates from its strategically located position in the Republic of Panama, and Copa Colombia provides primarily international service from various cities in Colombia to Panama, Venezuela, Ecuador, México, Cuba, Guatemala, the Dominican Republic and Costa Rica, complemented with service within Colombia.

Copa currently offers approximately 327 daily scheduled flights among 66 destinations in 29 countries in North, Central and South America and the Caribbean from its Panama City hub. Copa provides passengers with access to flights to more than 150 other destinations through code-share arrangements with UAL pursuant to which each airline places its name and flight designation code on the other’s flights. Through its Panama City hub, Copa Airlines is able to consolidate passenger traffic from multiple points to serve each destination effectively.

Copa Airlines and Copa Colombia operate a modern fleet of 64 Boeing 737-Next Generation aircraft and 26 Embraer 190 aircraft. To meet growing capacity requirements, we have firm orders, including purchase and lease commitments, to accept delivery of 42 additional aircraft through 2019 and purchase rights and options that, if exercised, would allow us to accept delivery of up to 10 additional aircraft through 2019. All of our firm orders, purchase rights and options are for Boeing 737-Next Generation aircraft.

We started our strategic alliance with UAL in 1998. Since then, we have conducted joint marketing and code-sharing arrangements, and participated in the award-winning MileagePlus frequent flyer loyalty program globally and on a co-branded basis in Latin America. We believe that Copa’s co-branding and joint marketing activities with UAL have enhanced our brand in Latin America, and that the relationship with UAL has afforded cost-related benefits, such as improving purchasing power in negotiations with aircraft vendors and insurers. Copa´s current alliance and related service agreements with UAL are in effect until May 2016. After May 2016, the current agreements will be replaced and extended by similar updated agreements which the carriers will mutually put in place.

Factors Affecting Our Results of Operations

Fuel

Fuel cost is our single largest operating expense and, as a result, our results of operations are likely to continue to be materially affected by the cost of fuel as compared with prior periods. From 2006 to 2013, the average price of West Texas Intermediate crude oil, a benchmark widely used for crude oil prices that is measured in barrels and quoted in U.S. dollars, increased by 48% from $66.34 per barrel to $98.10 per barrel. During 2008, fuel prices experienced significant volatility, with West Texas Intermediate crude prices reaching the record price of approximately $133.88 per barrel on average for the month of June. Prices then dropped below $41 per barrel at the beginning of 2009, and then stabilized at approximately $71 per barrel in the second half of 2009. During 2010, prices gradually increased and averaged $79 per barrel and by the end of 2011, prices had reached approximately $99 per barrel. In 2013, the WTI price gradually dropped to $87 per barrel. In 2013, we hedged 30% of our requirements through the use of jet fuel and crude oil swap contracts. While prices have significantly decreased since their peak in 2008, we believe that fuel prices are likely to increase in the future. We have hedged approximately 22% and 14% of our anticipated fuel needs for 2014 and 2015, respectively. We will continue to evaluate various hedging strategies, and we may enter into additional hedging agreements in the future. Any prolonged increase in the price of jet fuel will likely materially and negatively affect our business, financial condition and results of operation. To date, we have managed to offset some of the increases in fuel prices with higher load factors, fuel surcharges and fare increases. In addition, our relatively young, winglet-equipped fleet also helps us mitigate the impact of higher fuel prices.

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

According to data from The Preliminary Overview of the Economies of Latin America and the Caribbean, an annual United Nations publication prepared by the Economic Development Division, the economy of Latin America (including the Caribbean) increased by 3.1% in 2012 and an estimated 3.8% in 2013. In recent years, the Panamanian economy has outpaced the economic growth of the United States and of Latin America. In 2013, preliminary figures indicate that the Panamanian economy grew by 8.5% (versus 10.5% in 2012) while headline inflation (as indicated by the consumer price index) rose by 3.7% in 2013. Additionally, the Colombian economy has experienced relatively stable growth. The Colombian gross domestic product grew by 4.5% in 2012 and an estimated 4.5% in 2013 while headline inflation (as indicated by the consumer price index) rose by 1.9% in 2013.

Revenues

We derive our revenues primarily from passenger transportation, which represents 96.6% of our revenues for the year ended December 31, 2013. In addition, 3.4% of our total revenues are derived from cargo and other revenues.

We recognize passenger revenue when transportation is provided. Passenger revenues reflect the capacity of our aircraft on the routes we fly, load factor and yield. Our capacity is measured in terms of available seat miles (ASMs) which represents the number of seats available on our aircraft multiplied by the number of miles the seats are flown. Our usage is measured in terms of RPMs, which is the number of revenue passengers multiplied by the miles these passengers fly. Load factor, or the percentage of our capacity that is actually used by paying customers, is calculated by dividing RPMs by ASMs. Yield is the average amount that one passenger pays to fly one mile. We use a combination of approaches, taking into account yields, flight load factors and effects on load factors of connecting traffic, depending on the characteristics of the markets served, to arrive at a strategy for achieving the best possible revenue per available seat mile, balancing the average fare charged against the corresponding effect on our load factors.

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

The following table sets forth our capacity, load factor and yields for the periods indicated.

	2013	2012	2011
Capacity (in available seat miles, in millions)	18,950	16,567	13,352

Load factor	76.7%	75.4%	76.4%

Yield (in cents)	17.33	17.31	17.13

Seasonality

Generally, our revenues from and profitability of our flights peak during the northern hemisphere’s summer season in July and August and again during the December and January holiday season. Given our high proportion of fixed costs, this seasonality is likely to cause our results of operations to vary from quarter to quarter.

Operating Expenses

The main components of our operating expenses are aircraft fuel, salaries and benefits, passenger servicing, commissions, aircraft maintenance, reservations and sales, depreciation and amortization and aircraft rent. A common measure of per unit costs in the airline industry is cost per available seat mile (CASM), which is generally defined as operating expenses divided by ASMs.

Aircraft fuel. The price we pay for aircraft fuel varies significantly from country to country primarily due to local taxes. While we purchase aircraft fuel at all the airports to which we fly, we attempt to negotiate fueling contracts with companies that have a multinational presence in order to benefit from volume purchases. During 2013, as a result of the location of its hub, Copa purchased 52% of its aircraft fuel in Panama. Copa has 19 suppliers of aircraft fuel across its network. In some cases, we tanker fuel in order to minimize our cost by fueling in airports where fuel prices are lowest. Our aircraft fuel expenses are variable and fluctuate based on global oil prices. From 2006 to 2013, the average price of West Texas Intermediate crude oil, a benchmark widely used for crude oil prices that is measured in barrels and quoted in U.S. dollars, increased by 48% from $66.34 per barrel to $98.10 per barrel. To date, we have managed to offset some of the increases in fuel prices with higher load factors, fuel surcharges and fare increases. In addition, our relatively young, winglet-equipped fleet also helps us mitigate the impact of higher fuel prices. Historically, we have not hedged a significant portion of our fuel costs. We have hedged 22% and 14% of our anticipated fuel needs for 2014 and 2015, respectively.

	Aircraft Fuel Data
	2013	2012	2011
Average price per gallon of jet fuel into plane (excluding hedge) (in U.S. dollars)	$3.22	$3.35	$3.27
Gallons consumed (in millions)	247.5	219.5	176.5
Available seat miles (in millions)	18,950	16,567	13,352
Gallons per ASM (in hundredths)	1.31	1.33	1.32

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

Maintenance, material and repair expenses. Our maintenance, material and repair expenses consist of aircraft repair and charges related to line maintenance of our aircraft, including maintenance materials, and aircraft return costs. As the age of our fleet increases and our warranties expire, our maintenance expenses will increase. We conduct line maintenance internally and outsource most heavy maintenance to independent third party contractors. In 2003, we negotiated with GE Engine Services a maintenance cost per hour program for the repair and maintenance of our CFM-56 engines which power our Boeing 737 Next Generation fleet. Our engine maintenance costs are also aided by the sea-level elevation of our hub and the use of winglets which allow us to operate the engines on our Boeing 737 Next Generation aircraft with lower thrust, thus putting less strain on the engines. In 2011 and 2012, we negotiated with GE Engine Services a maintenance agreement for the repair and maintenance of our CF-34 and CFM-56 engines.

Aircraft rent. Our aircraft rental expenses are generally fixed by the terms of our operating lease agreements. We currently have 28 operating leases, 27 of which are operating leases with fixed rates which are not subject to fluctuations in interest rates and one operating lease tied to LIBOR. Our aircraft rent expense also includes rental payments related to any wet-leasing of freighter aircraft to supplement our cargo operations.

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

We are also subject to local tax regulations in each of the other jurisdictions where we operate, the great majority of which are related to the taxation of our income. In some of the countries to which we fly, we do not pay any income taxes because we do not generate income under the laws of those countries either because they do not have income taxes or due to treaties or other arrangements those countries have with Panama. In the remaining countries, we pay income tax at a rate ranging from 22% to 34% of our income attributable to those countries. Different countries calculate our income in different ways, but they are typically derived from our sales in the applicable country multiplied by our net margin or by a presumed net margin set by the relevant tax legislation. The determination of our taxable income in several countries is based on a combination of revenues sourced to each particular country and the allocation of expenses to that particular country. The methodology for multinational transportation company sourcing of revenue and expense is not always specifically prescribed in the relevant tax regulations, and therefore is subject to interpretation by both ourselves and the respective tax authorities. Additionally, in some countries, the applicability of certain regulations governing non-income taxes and the determination of our filing status are also subject to interpretation. We cannot estimate the amount, if any, of the potential tax liabilities that might result if the allocations, interpretations and filing positions we use in preparing our income tax returns were challenged by the tax authorities of one or more countries. If taxes were to increase, our financial performance and results of operations could be materially and adversely affected. Due to the competitive revenue environment, many increases in fees and taxes have been absorbed by the airline industry rather than being passed on to the passenger. Any such increases in our fees and taxes may reduce demand for air travel and thus our revenues.

Under a reciprocal exemption confirmed by a bilateral agreement between Panama and the United States, we are exempt from the U.S. source transportation income tax derived from the international operation of aircraft.

Our income tax expense totaled approximately $61.1 million in 2013, $39.9 million in 2012 and $35.6 million in 2011.

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

Our critical accounting policies are described below and estimates are defined as those that are reflective of significant judgments and uncertainties and potentially result in materially different results under different assumptions and conditions. For a discussion of these and other accounting policies, see notes 2 and 3 to our annual consolidated financial statements.

Goodwill and Intangible Assets. We have allocated goodwill and intangible assets with indefinite lives acquired through business combinations for the purposes of impairment testing to two cash-generating units, one for the intangible assets and two for the Goodwill. Goodwill is tested for impairment annually, or when events or changes in circumstances indicate that the carrying amount may not be recoverable, by comparing the carrying amount to the recoverable amount of the two cash-generating units level that have been measured on the basis of its value-in-use, by applying cash flow projections in the functional currency based on the Company’s approved business plan covering a five-year period followed by the a long-term growth rate. Considerable judgment is necessary to evaluate the impact of operating and macroeconomic changes to estimate future cash flows and to measure the recoverable amount. Assumptions in the Company’s impairment evaluations are consistent with internal projections and operating plans. AeroRepublica trade name and routes were acquired as part of the AeroRepublica acquisition and were capitalized at fair value at that date. The brand name and routes were considered to have an indefinite useful life (and were not amortized) due to several factors and considerations, including the brand awareness and market position, customer recognition and loyalty. The carrying values of the routes are reviewed for impairment annually or when events or changes in circumstances indicate that carrying values may not be recoverable. The Company assesses at each statement of financial position date whether intangibles assets with indefinite useful lives are impaired using discounted cash flow analyses. In the third quarter of 2010, the Company changed the commercial name of AeroRepublica and began to operate under the brand Copa Colombia. As a result, we recognized an impairment to the value of the brand name of $1.5 million during 2010. The remaining balance of this intangible asset is being amortized over five years. For the year ended December 31, 2013, we recognized an intangible’s write-off and an impairment charge of $21.1 million and $10.1 million, respectively as a result of the change in the operational plan for Copa Colombia in connection with the domestic routes in Colombia.

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

Accounting for Property, Plant and Equipment. Property, plant and equipment, including rotable parts, are recorded at cost and are depreciated to estimated residual values over their estimated useful lives using the straight-line method. Each component of property, plant and equipment that has a cost that is significant in relation to the overall cost of the item is depreciated separately. Pre-delivery deposits refer to prepayments made based on the agreements entered into with the Boeing Company for the purchase of Boeing 737 aircraft and includes interest and other finance charges incurred during the manufacture of aircraft and the leasehold improvements.

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

Lease accounting. Aircraft lease agreements can be accounted as either operating or finance leases. When the risks and benefits of the lease are transferred to us, as lessee, the lease is classified as a finance lease. Finance leases are accounted for as an acquisition obtained through a financing, with the aircraft recorded as a fixed asset and a corresponding liability recorded as a loan. Finance lease assets are recorded based on the lesser of the fair value of the aircraft or the present value of the minimum lease payments, discounted at an implicit interest rate, when it is clearly identified in the lease agreement, or our incremental borrowing rate. The aircraft is depreciated through the lesser of its useful life or the lease term. Interest expense is recognized through the effective interest rate method, based on the implicit interest rate of the lease. Lease agreements that do not transfer the risks and benefits to us are classified as operating leases. Operating leases are accounted as a rental, and the minimum lease expense is recognized through the straight line method.

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

•	IFRS 9 Financial Instruments

•	Investment Entities (amendments to IFRS 10, IFRS 12 and IAS 27)

•	IAS 32 Offsetting Financial Assets and Financial Liabilities — Amendments to IAS 32

•	IFRIC Interpretation 21 Levies (IFRIC 21)

For a discussion of these improvements to IFRS, see note 4 to our annual consolidated financial statements.

Results of Operation

The following table shows each of the line items in our income statements for the periods indicated as a percentage of our total operating revenues for that period:

	2013	2012	2011
Operating revenues:
Passenger revenue	96.6%	96.2%	95.4%
Cargo, mail and other	3.4%	3.8%	4.6%
Total	100.0%	100.0%	100.0%
Operating expenses:
Aircraft fuel	-30.0%	-32.3%	-29.9%
Salaries and benefits	-10.6%	-11.0%	-11.6%
Passenger servicing	-9.6%	-9.7%	-8.8%
Commissions	-4.0%	-4.0%	-4.0%
Reservation and sales	-3.8%	-3.8%	-3.8%
Maintenance, materials and repairs	-3.6%	-4.1%	-3.9%
Depreciation and amortization	-5.3%	-4.0%	-4.1%
Flight operations	-4.7%	-4.7%	-4.6%
Aircraft rentals	-3.5%	-3.2%	-2.8%
Landing fees and other rentals	-1.9%	-2.1%	-2.3%
Other	-3.2%	-3.4%	-3.2%
Special fleet charges	0.0%	0.0%	0.0%
Total	-80.2%	-82.1%	-79.0%
Operating income	19.8%	17.9%	21.0%
Non-operating income (expenses):
Interest expense	-1.2%	-1.5%	-1.8%
Interest capitalized	0.0%	0.0%	0.0%
Interest income	0.5%	0.5%	0.4%
Other, net	-0.5%	-0.7%	-0.7%
Total	-1.1%	-1.6%	-2.1%
Income before income taxes	18.7%	16.3%	18.9%
Income taxes	-2.3%	-1.8%	-1.9%
Net income	16.4%	14.5%	17.0%

Year 2013 Compared to Year 2012

Our consolidated net income in 2013 totaled $427.7 million, a 31.0% increase from net income of $326.5 million in 2012. This increase was primarily due to an increase in operating income driven by a 16.0% increase in operating revenues. We had consolidated operating income of $517.6 million in 2013, a 28.6% increase over operating income of $402.5 million in 2012. Our consolidated operating margin in 2013 was 19.8%, an increase of 1.9 percentage points from an operating margin of 17.9% in 2012.

Operating revenue

Our consolidated revenue totaled $2.6 billion in 2013, a 16.0% increase over operating revenue of $2.2 billion in 2012, due to increases in both passenger and cargo revenue. This increase was mainly driven by a 14.4% increase in capacity in 2013 compared to 2012.

Passenger revenue. Passenger revenue totaled $2.5 billion in 2013, a 16.5% increase over passenger revenue of $2.2 billion in 2012. This increase was mainly driven by a 14.4% increase in capacity in 2013 compared to 2012. Revenue passenger miles increased 16.3% in 2013 compared to 2012. Passenger yield increased by 0.2% to 17.34 cents in 2013. The increase in yield was in spite of the increase in capacity as available seat miles increased by 14.4% in 2013 as compared to 2012.

Cargo, mail and other. Cargo, mail and other revenue totaled $88.7 million in 2013, a 2.8% increase from cargo, mail and other revenue of $86.3 million in 2012. This increase was primarily the result of higher freight and courier revenue, which mainly driven by increase in capacity in 2013.

Operating expenses

Our consolidated operating expenses totaled $2.1 billion in 2012, a 13.2% increase over operating expenses of $1.8 billion in 2012 that was primarily the result of higher fuel cost, higher operating costs due to growth in capacity and an intangible write-off and an impairment charge.

An overview of the major variances on a consolidated basis follows:

Aircraft fuel. Aircraft fuel totaled $783.1 million in 2013, a 7.9% increase from aircraft fuel of $725.8 million in 2012. This increase was primarily a result of 12.8% higher fuel consumption due to 11.4% more block hours and a 3.9% decrease in the all-in average fuel price per gallon of jet fuel ($3.22 in 2013 compared to $3.35 in 2012), and is net of a realized fuel hedge gain of $14.0 million in 2013, as compared to a realized fuel hedge gain of $9.1 million in 2012.

Salaries and benefits. Salaries and benefits totaled $276.2 million in 2013, a 11.6% increase over salaries and benefits of $247.4 million in 2012. This increase was primarily a result of a 4.4% increase over 2012 in our employee base to support our growth in operations, the full year effect of our 10% headcount growth in 2012 and the impact of inflationary adjustments.

Passenger servicing. Passenger servicing totaled $250.6 million in 2013 compared to $217.1 million in 2012. This represented a 15.4% increase driven mainly by an 11.1% increase in the number of passengers transported during 2013 compared to 2012, a 5.9% growth in departures and a higher passenger servicing rate due to the growth of our operation, especially in more expensive airports, and longer haul flights.

Commissions. Commissions totaled $103.7 million in 2013, a 16.0% increase from commissions of $89.4 million in 2012. This increase was due to a 16.5% increase in passenger revenue, and our growth in countries with high commission rates. Commissions represented 4.0% of our operating revenue in 2013 and in 2012.

Reservations and sales. Reservations and sales totaled $99.8 million in 2013, a 17.4% increase compared to $85.0 million in 2012. This increase was primarily due to higher passenger revenues. Reservations and sales remained flat as a percentage of our operating revenue in 2013 and 2012 at 3.8%.

Maintenance, materials and repairs. Maintenance, materials and repairs totaled $93.0 million in 2013, a 0.9% increase over maintenance, materials and repairs of $92.2 million in 2012. This increase was primarily a result of an increase in repairs and materials driven by our growth in capacity.

Depreciation, amortization and impairment. Depreciation totaled $137.4 million in 2013, a 54.0% increase over $89.2 million in 2012, as a result of an intangible write-off and an impairment charge of $31.2 million related to the domestic routes in Colombia and higher depreciation attributable to full year effect of our acquisition of seven new Boeing 737-800s in 2012.

Flight operations. Flight operations amounted to $121.9 million in 2013, a 16.1% increase compared to $105.0 million in 2012. This increase was driven mainly by a 14.4% increase in capacity and a 6.0% increase in stage length. As a result, air-to-ground communications increased by 15%, from $68.3 million in 2012 to $78.5 million in 2013.

Landing fees and other rentals. Landing fees and other rentals amounted to $50.3 million in 2013, a 8.8% increase compared to $46.2 million in 2012. This increase was driven mainly by an increase in our operations, which includes the effect of expanded operations in certain markets, and a 13.3% increase in simulator rent expense from $5.5 million in 2012 to $6.2 million in 2013, due to a higher usage driven by the growth in our operations.

Aircraft rentals. Aircraft rental expense amounted to $90.2 million in 2013, a 24.5% increase from $72.5 million reported in 2012. This increase is attributable to the addition of seven leased Boeing 737NG aircraft in 2013 and the full-year effect of six leased aircraft in 2012. At December 31, 2013, we had leased a total of 31 aircraft, comprised of both Boeing 737NG aircraft and Embraer 190 aircraft, as compared to 24 aircraft at December 31, 2012.

Other. Other expenses totaled $84.6 million in 2013, a 9.7% increase over other expenses of $77.1 million in 2012. This increase was mainly driven as a result of an increase in advertising activities, as well as an increase in discretionary spending mostly related to technology and administrative expenses.

Non-operating income (expense)

Non-operating expense totaled $28.9 million in 2013, a decrease from non-operating expense of $36.1 million in 2012, primarily due to an increase in interest income to $12.6 million in 2013 from $11.7 million in 2012, resulting from a higher average cash balance available for investments; plus a $5.2 million mark-to-market gain on our fuel contracts in 2013 compared to a $9.9 million loss in 2012. In addition, we recognized a Venezuelan currency devaluation loss of $13.9M in 2013, and non-operating expense of $3.6 million in 2013, compared to a $5.2 million non-operating expense in 2012. This decrease was driven by higher non-operating revenues partially offset by currency exchange losses mostly in Brazil and Colombia.

Interest expense. Interest expense totaled $30.2 million in 2013, an 8.0% decrease over interest expense of $32.8 million in 2012, primarily resulting from lower total debt partially offset by lower average interest rates during the period. The average effective interest rate on our debt decreased by 26 basis points, from 2.72% during 2012 to 2.46% during 2013. At the end of 2013, 51% of our outstanding debt was fixed at an average effective rate of 2.42%.

Interest income. Interest income totaled $12.6 million in 2013, an 8.1% increase over interest income of $11.7 million in 2012. This increase was mainly a result of a higher cash and investment balance during the period.

Other, net. Other, net expense totaled $11.4 million in 2013, compared to a $15.1 million other, net expense in 2012. This change was primarily due to a $5.2 million mark-to-market gain on our fuel contracts in 2013 compared to a $9.9 million loss in 2012. In addition, we recognized a Venezuelan currency devaluation loss of $13.9M in 2013, and non-operating expense of $3.6 million in 2013, compared to a $5.2 million non-operating expense in 2012. This decrease was driven by higher non-operating revenues partially offset by currency exchange losses mostly in Brazil and Colombia.

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

Depreciation, amortization and impairment. Depreciation totaled $89.2 million in 2012, a 18.2% increase over depreciation of $75.5 million in 2011, as a result of higher depreciation attributable to our acquisition of seven new Boeing 737-800s in 2012.

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

Aircraft rentals. Aircraft rental expense amounted to $72.5 million in 2012, a 41.4% increase from $51.3 million reported in 2011. This increase is attributable to the addition of six leased Boeing 737NG aircraft in 2012 and the full year effect of five leased aircraft, partially offset by the return of two Boeing 737-700s and one Boeing 737-800s in 2012. At December 31, 2012, we had leased a total of 24 aircraft, comprised of both Boeing 737NG aircraft and Embraer 190 aircraft.

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

B. Liquidity and Capital Resources

In recent years, we have been able to meet our working capital requirements through cash from our operations. Our capital expenditures, which consist primarily of aircraft purchases, are funded through a combination of our cash from operations and long-term financing. From time to time, we finance pre-delivery payments related to our aircraft with medium-term financing in the form of commercial bank loans and/or bonds privately placed with commercial banks. Our accounts receivable at December 31, 2013 decreased by $2.3 million compared with December 31, 2012, primarily due to an increase in factoring transactions. In our opinion, the Company’s working capital is sufficient for the Company’s present requirements.

Our cash, cash equivalents, and short-term investments, at December 31, 2013, increased by $480.6 million, to $1.1 billion. Of such cash, $485.8 million was subject to exchange controls in Venezuela and it is pending repatriation, converted at the official CENCOEX exchange rate of 6.3 bolivars per dollar, which is the exchange rate that we use in our consolidated financial statements for the year ended December 31, 2013. As of April 22, 2014 we had a cash balance of $508.7 million in Venezuela (including time deposits classified as short term equivalents). As part of our financing policy, we expect to continue to finance our liquidity needs with cash from operations. We forecast our cash requirements weekly taking into consideration the exchange controls in Venezuela. As of April 22, 2014 and the date hereof, our current unrestricted cash exceeds our forecasted cash requirements to carry out operations, including payment of debt service for fiscal year 2014. We expect to continue to have exposure on our local monetary assets in Venezuela, which will depend on the future availability of U.S. dollars, the exchange rate at which we can acquire U.S. dollar in Venezuela and our ability to remit funds from Venezuela.

We are continuing to work with the Venezuelan authorities regarding the timing and the exchange rate applicable to our local monetary assets that are pending repatriation. For additional information on our funds held in local currency, the related repatriation delays and the new exchange rate regimes recently announced by the Venezuelan government, see “Item 3D. Risk Factors—We hold substantial amount in Venezuelan bolivars and our Venezuelan operations could be adversely affected by conditions in Venezuela or by relations between Panama and Venezuela”

At December 31, 2013 we had available committed lines of credit totaling $ 60.0 million, and there is no outstanding balance from these lines of credit. Additionally, we had uncommitted lines of credit totaling $90.5 million. These lines of credit have been secured to bridge potential liquidity gaps and account for other potential contingencies.

Operating Activities

We rely primarily on cash flows from operations to provide working capital for current and future operations. Net cash flows provided by operating activities for the year ended December 31, 2013 were $830.3 million, an increase of $292.2 million over the $538.0 million in 2012. Our principal source of cash is receipts from ticket sales to customers, which for the year ended December 31, 2013 increased by $468.9 over receipts in the year 2012, driven by the 14.4% growth in our capacity year over year. This increase in cash flow was offset by increases in cash outflows in 2013 resulting from an increase in cash payments for operational expenses of $106.8 million mainly related to fuel purchases, an increase in passenger expenses of $47.8 million, and an increase in administrative expenses of $28.8 million mainly relating to salaries and benefits.

Net cash flows provided by operating activities for the year ended December 31, 2012 were $538.0 million, increasing by $39.7 million, compared to $498.3 million in 2011. Our principal source of cash was receipts from ticket sales to customers, which for the year ended December 31 2012 increased by $378.4 million over receipts in the year 2011, driven by the 24% growth in our capacity year over year. This increase in cash inflow was offset by increases in cash outflows in 2012 resulting from increase in cash payments for operational expenses of $234.9 million mainly related to fuel purchases, increase in passenger expenses of $72.8 million, and increase in administrative expenses of $34.3 million mainly relating to salaries and benefits.

Investing Activities

Net cash flow used in investing activities were $569.4 million in 2013 compared to a net cash flow from investing activities of $654.6 million in 2012 and $468.2 million in 2011. During 2013, we made capital expenditures of $285.2 million, which consisted of $191.0 million in expenditures related to advance payments on aircraft purchase contracts. During 2012, our capital expenditures were $372.4 million, which consisted primarily of expenditures related to our purchase of seven Boeing 737-800 aircraft, as well as $194.9 million in expenditures related to advance payments on aircraft purchase contracts. During 2011, our capital expenditures were $306.3 million, which consisted primarily of expenditures related to our purchase of five Boeing 737-800 aircraft, as well as $175.3 million in expenditures related to advance payments on aircraft purchase contracts.

Financing Activities

Net cash flow used in financing activities were $197.6 million in 2013 compared to a net cash flow from financing activities of $54.3 million in 2012 and $5.8 million in 2011. During 2013, $9.2 million of proceeds from financing were offset by the repayment of $146.3 million in long-term debt and $64.7 million in dividends declared and paid. Financing activities during 2012 consisted primarily of the receipt of $287.5 million of aircraft financing proceeds, the repayment of $149.4 million in long-term debt and $192.6 million in dividends declared and paid. Financing activities during 2011 consisted primarily of the receipt of $171.7 million of aircraft financing proceeds, the repayment of $93.6 million in long-term debt and $72.4 million in dividends declared and paid.

Before 2010, we had generally been able to arrange medium-term financing for pre-delivery payments through loans with commercial banks. Since 2010, we financed our pre-delivery payments with our own cash. As the aircraft are delivered and the financing for the aircraft is received, these pre-delivery payments will be recovered by the Company.

We have financed the acquisition of 40 Boeing 737-Next Generation aircraft through syndicated loans provided by international financial institutions with the support of partial guarantees issued by the Export-Import Bank of the United States, or Ex-Im, with repayment profiles of 12 years and bullet payments at maturity. The Ex-Im guarantees support 85% of the net purchase price and are secured with a first priority mortgage on the aircraft in favor of a security trustee on behalf of Ex-Im. The financing of the first four 737NGs matured and was fully repaid in the first quarter of 2012. As part of our ordinary course cash management practices, we obtained additional financing through commercial loans in February and March of 2012 and secured such financing with the four dc-levered aircraft resulting in a net cash outflow of $8 million. The documentation for each loan follows standard market forms for this type of financing, including standard events of default. Our Ex-Im supported financings amortize on a quarterly basis, are denominated in dollars and originally bear interest at a floating rate linked to LIBOR. Our Ex-Im guarantee facilities typically offer an option to fix the applicable interest rate. We have exercised this option with respect to $490.9 million as of December 31, 2013 at an average weighted interest rate of 3.58%. The remaining $224.0 million bears interest at a weighted average interest of 0.42% representing spreads over LIBOR between 0.03% to 0.20%. At December 31, 2013, the total amount outstanding under our Ex-Im-supported financings totaled $714.9 million.

We have effectively extended the maturity of certain of our Boeing aircraft financing to 15 years through the use of a “Stretched Overall Amortization and Repayment,” or SOAR, structure which provides serial draw-downs calculated to result in a 100% loan accreting to a recourse balloon at the maturity of the Ex-Im guaranteed loan. The SOAR portions of our facilities require us to maintain certain financial covenants, including an EBITDAR to fixed charge ratio, a long-term obligation to EBITDAR ratio and a minimum unrestricted cash balance. To comply with the first ratio, our EBITDA plus aircraft rent expense, or EBITDAR, for the prior year must be at least 2.0 times our fixed charge expenses (including interest, commission, fees, discounts and other finance payments) for that year. To comply with the second ratio, our long-term obligations must be no more than six times EBITDAR. Third, our cash, cash equivalents and short-term investment balance should be at least $50 million. As of December 31, 2013, we complied with all required covenants. We also pay a commitment fee on the unutilized portion of our SOAR loans.

In February 2011, participants from the member states of the Organization for Economic Co-operation and Development (OECD), including the Export-Import Bank of the United States, agreed to a new common approach with respect to aircraft purchase financing (the “2011 Aircraft Sector Understanding”). The 2011 Aircraft Sector Understanding unifies the terms, conditions and procedures governing large and regional aircraft exports and in particular attempts to reduce the subsidies from which we benefit by setting forth increased minimum guarantee premium rates, lower loan-to-value ratios and more restrictive repayment terms, all based on the borrower’s credit risk classification. However, the former 2007 Aircraft Sector Understanding continued to apply to transactions for former category 1 aircraft (e.g., Boeing 737-800) delivered by December 31, 2012 and for former category 2 and 3 aircraft (e.g., EMBRAER-190) delivered by December 31, 2013, provided the financed aircraft was subject to a firm contract concluded no later than December 31, 2010, and subject to the payment of additional commitment fee. These developments are likely to increase our financing costs and may negatively affect our results of operation. As a result, we have begun exploring other financing arrangements, including entering into sale leaseback transactions to finance future aircraft purchases.

We also have financed 10% of the purchase price of certain of our Boeing aircraft through commercial loans. Under the commercial loan agreements for aircraft received in 2002, we are required to comply with four specific financial covenants. The first covenant requires our EBITDAR for the prior year to be at least 2.0 times our finance charge expenses (including interest, commission, fees, discounts and other finance payments). The second covenant limits our net borrowings to 85% of our capitalization. The third covenant requires our tangible net worth to be at least $120 million. The last covenant requires us to maintain a minimum of $50 million in available cash (including cash equivalents and committed credit facilities). As of December 31, 2013, we complied with all required covenants.

Our Embraer aircraft purchases are not eligible for Ex-Im guaranteed financing. During 2008, we secured a senior term loan facility in the amount of $100 million for the purchase of four Embraer 190 aircraft. The loans have a term of twelve years. During 2008, we utilized all of this facility. Under the 2008 loan agreement we are required to comply with certain financial covenants. The first covenant requires our EBITDAR for the prior year to be at least 2.5 times our fixed charge expenses (including interest, commission, fees, discounts and other finance payments) for that year. The second covenant requires a total liability plus operating leases minus operating cash to tangible net worth ratio of less than 5.5 to 1. The third covenant requires our tangible net worth to be at least $160 million. The last covenant requires us to maintain a minimum of $75 million in available cash, cash equivalents and short-term investments. As of December 31, 2013, we complied with all required covenants.

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

As of December 31, 2013, we had placed firm purchase orders with Boeing for 42 Boeing 737 aircraft and we have purchase rights and options for an additional 10 Boeing 737-Next Generation aircraft. The schedule for delivery of our firm purchase orders is as follows: eight in 2014, eight in 2015, seven in 2016, seven in 2017, seven in 2018 and five in 2019. We meet our pre-delivery deposit requirements for our Boeing 737 aircraft by using cash from operations, or by using medium-term borrowing facilities and/or vendor financing for deposits required between two years and six months prior to delivery. Pre-delivery deposits for our Embraer 190 aircraft are required 18, 12 and 6 months prior to delivery. Since 2010, we funded these deposits with our own cash from operations.

We maintain available facilities for letters of credit with several banks with outstanding balances of $33.0 million, $29.1 million and $33.7 million at December 31, 2013, 2012 and 2011, respectively. These letters of credit are pledged for aircraft rentals, maintenance and guarantees for airport facilities. Of this total, $3.8 million are letters of credit opened on behalf of Copa Colombia for the same purposes listed above. In addition, Copa Airlines has lines of credit totaling $150.5 million, in which it has committed lines of credit totaling $60.0 million, including one line of credit for $15.0 million and one overdraft line of credit of $5.0 million with Banco General, an overdraft line of credit of $10.0 million with Towerbank and a line of credit of $30.0 million with Banco Nacional de Panamá. Copa Airlines also has uncommitted lines of credit totaling $90.5 million, including one line of credit of $60.0 million with Bladex, a line of credit of $20.0 million with Citibank and one line of credit of $10.5 million with Banco Panama. These lines of credit have been put in place to bridge liquidity gaps and for other potential contingencies. Copa Colombia has a $10.0 million uncommitted line of credit with Citibank.

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

We operate many software products under licenses from our vendors, including our passenger services system, booking engine, revenue management software and our cargo management system. Under our agreements with Boeing, we also use a large amount of Boeing’s proprietary information to maintain our aircraft. The loss of these software systems or technical support information from our vendors could negatively affect our business.

D. Trend Information

We seek to expand our operations by adding frequencies and new routes with the addition of eight new Boeing 737-800 aircraft to our fleet in 2014. For the remainder of 2014, we expect to continue to concentrate on keeping our operating costs low and pursuing ways to make our operations more efficient.

We intend to continue developing initiatives to improve our operations, including a continued focus on on-time performance and completion factor. Additionally, we continue to seek further integration of Copa Airlines’s and Copa Colombia’s network through code-sharing and fleet interchange agreements.

Our maintenance expenses are dependent on a large number of factors, some of which can be estimated, such as aircraft usage, aircraft destination and overhaul events, while many others result from unforeseen events. In 2013, our maintenance expenses increased by 1% mainly driven by an 11% increase in block hours. In 2014, we estimate that our maintenance expenses will increase by 24% mainly driven by a 10% increase in block hours and by an increase in aircraft return provisions due to the full year effect of seven new leased aircraft in 2013 and four new leased aircraft in 2014.

We expect jet fuel prices will continue to be volatile in 2014 and expect to continue evaluating fuel hedging programs to help protect us against short-term movements in crude oil prices. We expect our operating capacity to increase approximately 10% in 2014, primarily as a result of the addition of eight new aircraft throughout the year.

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

F. Tabular Disclosure of Contractual Obligations

Our non-cancelable contractual obligations at December 31, 2013 included the following:

At December 31, 2013
		Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
	Total
	(in thousands of dollars)
Aircraft and engine purchase commitments	1,552,082	387,564	1,164,518	—	—
Aircraft operating leases	718,523	103,861	197,358	164,658	252,646
Other operating leases	26,055	10,263	7,431	3,983	4,378
Short-term debt and long-term debt(1)	1,069,836	156,329	274,668	249,696	389,143

Total	3,366,496	658,017	1,643,975	418,337	646,167

(1)	Includes actual interest and estimated interest for floating-rate debt based on December 31, 2013 rates.

Most contract leases include renewal options. Non-aircraft related leases have renewable terms of one year, and their respective amounts included in the table above have been estimated through 2017, but we cannot estimate amounts with respect to those leases for later years. Our leases do not include residual value guarantees.

Item 6. Directors, senior management and employees

A. Directors and Senior Management

We are managed by our Board of Directors which currently consists of eleven members who serve two-year terms and may be re-elected. The number of directors elected each year alternates between six directors and five directors. Messrs. Stanley Motta, Jose Castañeda Velez, Jaime Arias, Alberto C. Motta Jr., and Joseph Fidanque were re-elected as directors at our annual shareholders’ meeting held on May 8, 2013. On the other hand, Messrs. Pedro Heilbron, Ricardo A. Arias, Douglas Leo, Alfredo Arias Loredo and Roberto Artavia were each re-elected for two-year terms at our annual shareholders’ meeting held on May 9, 2012, and Mr. Alvaro Heilbron was also elected as director to replace Mr. Osvaldo Heilbron, who elected not to run for re-election. Our charter does not have a mandatory retirement age for our directors.

The following table sets forth the name, age and position of each member of our Board of Directors as of January 31, 2014. A brief biographical description of each member of our Board of Directors follows the table.

Name	Position	Age
Pedro Heilbron	Chief Executive Officer and Director	56
Stanley Motta	Chairman and Director	68
Alvaro Heilbron	Director	48
Jaime Arias	Director	79
Ricardo Alberto Arias	Director	74
Alberto C. Motta, Jr.	Director	67
Douglas Leo	Director	54
Joseph Fidanque III	Director	47
Jose Castañeda Velez	Director	69
Roberto Artavia Loria	Director	55
Alfredo Arias Loredo	Director	67

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

Mr. Jose Castañeda Velez is one of the independent directors of Copa Holdings. He is currently director of MMG Bank Corporation, MMG Trust S.A, and Multibank. Previously, Mr. Castañeda Velez was the chief executive officer of Banco Latinoamericano de Exportaciones, S.A.—BLADEX and has held managerial and officer level positions at Banco Río de la Plata, Citibank, N.A., Banco de Credito del Peru and Crocker National Bank. He is a graduate of the University of Lima.

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

The following table sets forth the name, age and position of each of our executive officers as of March 31, 2013. A brief biographical description of each of our executive officers follows the table.

Name	Position	Age
Pedro Heilbron	Chief Executive Officer	56
Jose Montero	Chief Financial Officer	44
Daniel Gunn	Senior Vice-President of Operations	46
Leo Marchosky	Vice-President of Human Resources	57
Joe Mohan	Vice-President of Commercial and Planning	44
Ahmad Zamany	Vice-President of Maintenance	56
Vidalia de Casado	Vice-President of On-Board Services	56
Glen Baker	Vice-President of Technology	55
Rulon J. Starley	Vice-President of Flight Operations	65
Eduardo Lombana	Chief Executive Officer of Copa Colombia	52

Mr. Pedro Heilbron has been our Chief Executive Officer since 1988. He received an M.B.A. from George Washington University and a B.A. from College of the Holy Cross. Mr. Heilbron is the brother of Mr. Alvaro Heilbron, a member of our Board of Directors.

Mr. Jose Montero has been our Chief Financial Officer since March 2013. He started his career with Copa Airlines in 1993 and has held various technical, supervisory, and management positions within the Company such as Manager of Flight Operations, Director of System Operations Control Center (SOCC), and, between 2004 and 2013, Director of Strategic Planning. He has a B.S. in Aeronautical Studies from Embry Riddle University and an M.B.A. from Cornell University.

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

Captain Rulon J. Starley has been our Vice-President of Flight Operations since May 2013. Prior to joining Copa, he served as Managing Director of Flight Operations at United Airlines from 2011 through 2013. Before the United-Continental merger he served as Management Pilot of Flight Operations at Continental Airlines from 1987 through 2011 in various leadership roles. He received his Bachelor of Arts-Philosophy from Claremont McKenna College in 1971.

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

B. Compensation

In 2013, we paid an aggregate of approximately $3.1 million in cash compensation to our executive officers. Although in 2006 we set aside $3.0 million for payment to senior management related to covenants not to compete with us in the future, we have not set aside any other funds for future payments to executive officers.

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

Incentive Compensation Program

In 2005, the Compensation Committee of our Board of Directors eliminated the then existing Long Term Retention Plan and approved a one-time non-vested stock bonus award program for certain executive officers (the “Stock Incentive Plan”). Non vested stock delivered under the Stock Incentive Plan may be sourced from treasury stock, or authorized un-issued shares. In accordance with this program, the Compensation Committee of our Board of Directors had granted restricted stock awards to our senior management and to certain named executive officers and key employees. Normally, these shares vest over three to five years in yearly installments equal to one-third of the awarded stock on each anniversary of the grant date or in yearly installments equal to 15% of the awarded stock on each of the first three anniversaries of the grant date, 25% on the fourth anniversary and 30% on the fifth anniversary.

The following table shows shares granted.

	2013	2012	2011
Shares	43,685	48,420	318,464
Fair value	$88.83	$75.39	$56.57
Contractual life	3 years	3 years	3 to 5 years

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

The total compensation cost recognized for non-vested stocks and options awards was $6.0 million, $7.0 million, $7.7 million and $4.0 million in 2013, 2012, 2011 and 2010, respectively, and was recorded as a component of “Salaries and benefits” within Operating Expense.

During the first quarter of 2014, the Compensation Committee of the Company’s Board of Directors approved two new awards. Awards were granted under these new plans for approximately 28,495 shares of non-vested stock, which will vest over a period of three years. The Company estimates the fair value of these awards to be approximately $4.0 million and the 2014 compensation cost for these plans is $2.0 million.

Please also see “Item 6D. Employees” for a description of the bonus plan implemented by the Company.

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

Currently, our Board of Directors is comprised of eleven members. The number of directors elected each year alternates between six directors and five directors. Messrs. Stanley Motta, Jose Castañeda Velez, Jaime Arias, Alberto C. Motta Jr., and Joseph Fidanque were re-elected as directors for two-year terms at our annual shareholders’ meeting held on May 8, 2013. Messrs. Pedro Heilbron, Ricardo A. Arias, Douglas Leo, Alfredo Arias Loredo and Roberto Artavia were each re-elected for two-year terms at our annual shareholders’ meeting held in May 9, 2012 and Mr. Alvaro Heilbron was elected as director to fill the vacancy created by Mr. Osvaldo Heilbron, given his decision not to run for re-election. Our charter does not have a mandatory retirement age for our directors.

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

Compensation Committee. Our Compensation Committee is responsible for the selection process of the Chief Executive Officer and the evaluation of all executive officers (including the CEO), recommending the level of compensation and any associated bonus. The charter of our Compensation Committee requires that all its members shall be non-executive directors, of which at least one member will be an independent director under the applicable rules of the New York Stock Exchange. Messrs. Stanley Motta, Jaime Arias and Jose Castañeda are the members of our Compensation Committee, and Mr. Stanley Motta is the Chairman of the Compensation Committee.

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

Approximately 67% of the Company’s employees are located in Panama, while the remaining 33% are distributed among our foreign stations. Copa’s employees can be categorized as follows:

	December 31,
	2013	2012	2011
Pilots	1,025	944	877
Flight attendants	1,807	1,621	1,431
Mechanics	570	533	511
Customer service agents, reservation agents, ramp and others	3,305	3,401	3,023
Management and clerical	1,937	1,778	1,685

	8,644	8,277	7,527

Our profit-sharing program reflects our belief that our employees will remain dedicated to our success if they have a stake in that success. We identify key performance drivers within each employee’s control as part of our annual objectives plan, or “Path to Success.” Typically, we pay bonuses in the first quarter of the year based on our performance during the preceding calendar year. For members of management, 75% of the bonus amount is based on our performance as a whole and 25% is based on the achievement of individual goals. Bonuses for non-management employees are based on the Company’s performance and payment is typically a multiple of the employee’s weekly salary. The bonus payments are approved by our compensation committee. We typically make accruals each month for the expected annual bonuses which are reconciled to actual payments at their dispersal in the first quarter of the following year.

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

Approximately 54% of the Company’s 8,644 employees are unionized. Our employees currently belong to eight union organizations; four covering employees in Panama and four covering employees in Colombia, in addition to union organizations in other countries to which we fly. Copa Airlines has traditionally had good relations with its employees and all the unions, and expects to continue to enjoy good relations with its employees and the unions in the future.

The four unions covering employees in Panama include: the pilots’ union (UNPAC); the flight attendants’ union (SIPANAB); the mechanics’ union (SITECMAP); and an industry union (SIELAS), which represents ground personnel, messengers, drivers, passenger service agents, counter agents and other non-executive administrative staff. Copa Airlines entered into collective bargaining agreements with its mechanics’ union (SITECMAP) in April 2009; its general union (SIELAS) in December 2013; its flight attendants’ union (SIPANAB) in March 2010 and its pilot union (UNPAC) in August 2012. Collective bargaining agreements in Panama are typically between three and four year terms.

There are four unions covering employees in Colombia: The pilots’ union (ACDAC); the flight attendants’ union (ACAV); the industry union in Colombia (SINTRATAC); and the mechanics’ union in Colombia (ACMA). Negotiations were held with each of these unions without reaching agreements; however, arbitration processes are still ongoing in each case. Typically, collective bargaining agreements in Colombia have terms of between two to three years. Although Copa Colombia usually settles many of its collective bargaining agreement negotiations through arbitration proceedings, it has traditionally experienced good relations with its unions.

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

E. Share Ownership

The members of our Board of Directors and our executive officers as a group own less than one percent of our Class A shares. See “Item 7A. Major Shareholders.”

For a description of stock options granted to our Board of Directors and our executive officers, see “—Compensation—Long Term Incentive Compensation Program.”

Item 7. Major Shareholders and Related Party Transactions

A. Major Shareholders

The following table sets forth information relating to the beneficial ownership of our Class A shares as of December 31, 2013 by each person known to us to beneficially own 5% or more of our common shares and all our directors and officers as a group. Class A shares are limited voting shares entitled only to vote in certain specified circumstances. See “Item 10B. Additional Information – Memorandum and Articles of Association – Description of Capital Stock.”

	Shares	(%)(1)
CIASA(2)	0	0.0%
Executive officers and directors as a group (19 persons)(3)	60,960	0.2%
Others	33,099,536	99.8%
Total	33,160,495	100.0%

(1)	Based on a total of 33,160,495 Class A shares outstanding.
(2)	CIASA owns 100% of the Class B shares of Copa Holdings, representing 24.8% of our total capital stock.
(3)	Number of shares as of February 2014.

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

It is not practicable for us to determine the number of Class A shares beneficially owned in the United States. As of March 31, 2014, we had 139 registered record holders of our Class A shares.

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

Banco General, S.A.

We have a strong commercial banking relationship with Banco General, S.A., a Panamanian bank partially owned by our controlling shareholders. We have obtained financing from Banco General under short to medium-term financing arrangements for part of the commercial loan tranche of one of the Company’s Export-Import Bank facilities. We also maintain general lines of credit and time deposit accounts with Banco General. Interest payments to Banco General totaled $0.01 million, $0.01 million and $0.05 million, in 2013, 2012 and 2011, respectively, and interest received from Banco General amounted to $2.2 million, $1.9 million and $1.2 million in 2013, 2012 and 2011, respectively. There was no outstanding debt balance at December 31, 2013 and 2012. These amounts are included in “Current maturities of long-term debt” and “Long-term debt” in the consolidated statement of financial position.

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

Petróleos Delta, S.A.

During 2005, we entered into a contract with Petróleos Delta, S.A. to supply our jet fuel needs. The price agreed to under this contract is based on the two week average of the U.S. Gulf Coast Waterborne Mean index plus local taxes, certain third-party handling charges and a handling charge to Delta. The contract has a one year term that automatically renews for one year periods unless terminated by one of the parties. While our controlling shareholders do not hold a controlling equity interest in Petróleos Delta, S.A., several of our directors are also board members of Petróleos Delta, S.A. Payments to Petróleos Delta totaled $371.4 million in 2013 and $354.8 million in 2012.

Desarollo Inmobiliario del Este, S.A.

During January 2006, we moved into headquarters located six miles away from Tocumen International Airport. We lease five floors consisting of approximately 119,700 square feet of the building from Desarollo Inmobiliario del Este, S.A., an entity controlled by the same group of investors that controls CIASA, under a 10-year lease at a rate of $0.1 million per month, which we believe to be a market rate. Payments to Desarrollo Inmobiliario del Este, S.A. totaled $2.6 million, $2.3 million, and $ 2.0 million in 2013, 2012, and 2011, respectively.

Galindo, Arias & Lopez

Most of our legal work is carried out by the law firm Galindo, Arias & Lopez. Messrs. Jaime Arias and Ricardo Alberto Arias, partners of Galindo, Arias & Lopez, are indirect shareholders of CIASA and serve on our Board of Directors. Payments to Galindo, Arias & Lopez totaled $0.4 million, $0.6 million, and $0.5 million in 2013, 2012, and 2011, respectively.

Other Transactions

We also purchase most of the alcohol and some of the other beverages served on our aircraft from Motta Internacional, S.A. and Global Brands, S.A., both of which are controlled by our controlling shareholders. We do not have any formal contracts for these purchases, but pay wholesale prices based on price lists periodically submitted by those importers. We paid these entities approximately $1.3 million in 2013, $1.2 million in 2012, and $0.9 million in 2011.

The advertising agency that we use in Panama is Rogelio Diaz Publicidad (RD Nexos), formerly owned by the brother-in-law of our chief executive officer, and where his brother has a minority stake. Gross invoices for all services performed through RD Nexos totaled $2.4 million, $3.8 million and $0.3 million in 2013, 2012 and2011.

We have received services from Call Center Corporation, a call center that operates one of Copa’s reservations and sales services and handles calls from Panama as well as to most other countries to which Copa flies. One of our directors, Joseph Fidanque III, is one of the owners of this call center. Payments to Call Center Corporation totaled $0.4 million in 2013, $0.4 million in 2012 and $2.6 million in 2011.

C. Interests of Experts and Counsel

Not applicable.

Item 8. Financial Information

A. Consolidated Statements and Other Financial Information

See “Item 3A. Key Information—Selected Financial Data” and “Item 18. Financial Statements.”

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

On August 7, 2013, the Board of Directors of Copa Holdings resolved to change the Company’s dividend policy to increase the annual distribution to an amount equal to 40% of the prior year’s annual consolidated net income. In addition, future dividends will be distributed in equal quarterly installments during the months of March, June, September and December, subject to board approval. On August 7, 2013, the Board of Directors also approved dividend payments payable at the end of both 3Q13 and 4Q13, in amounts equal to 10% of the consolidated net income of 2012. Our Board of Directors may, in its sole discretion and for any reason, amend or discontinue the dividend policy. Our Board of Directors may change the level of dividends provided for in this dividend policy or entirely discontinue the payment of dividends. Future dividends with respect to shares of our common stock, if any, will depend on, among other things, our results of operations, cash requirements, financial condition, contractual restrictions, business opportunities, provisions of applicable law and other factors that our Board of Directors may deem relevant.

Dividend for Fiscal Year:	Payment Date	Total Dividend Payment (U.S. Dollars)	Cash Dividend per Share (U.S. cents)
2013	December 16, 2013 September 16, 2013	$32.3 million $32.3 million	0.73 0.73
2012 Accelerated Payment (1)	December 27, 2012	$99 million	2.25
2011	June 15, 2012	$93 million	2.10
2010	June 15, 2011	$72 million	1.64
2009	June 15, 2010	$48 million	1.09
2008	June 15, 2009	$16 million	0.37
2007	June 15, 2008	$16 million	0.37

(1)	Paid in respect of 12-months of consolidated net income ending November 30, 2012

B. Significant Changes

None

Item 9. The Offer and Listing

A. Offer and Listing Details

Our Class A shares have been listed on the New York Stock Exchange, or NYSE, under the symbol “CPA” since December 14, 2005. The following table sets forth, for the periods indicated, the high and low prices for the Class A shares on the NYSE for the periods indicated.

		Low	High
	2006
Annual		20.31	49.05
	2007
Annual		30.25	73.33
	2008
Annual		18.00	43.64
	2009
Annual		20.36	56.78
	2010
Annual		42.60	63.08
	2011
Annual		49.54	72.86
	2012
Annual		58.58	99.97
First quarter		58.58	80.31
Second quarter		75.01	86.50
Third quarter		72.61	85.81
Fourth quarter		81.00	99.97
	2013
Annual		96.38	161.36
First quarter		96.38	120.00
Second quarter		110.06	143.18
Third quarter		124.47	148.09
Fourth quarter		136.78	161.36
Last Six Months
October 2013		136.78	156.43
November 2013		143.86	155.43
December 2013		145.79	161.36
January 2014		128.89	162.83
February 2014		124.65	149.92
March 2014		121.11	146.00

B. Plan of Distribution

Not applicable.

C. Markets

Our Class A shares have been listed on the NYSE under the symbol “CPA” since December 14, 2005. Our Class B shares are not listed on any exchange and are not publicly traded. We are subject to the NYSE corporate governance listing standards. The NYSE requires that corporations with shares listed on the exchange comply with certain corporate governance standards. As a foreign private issuer, we are only required to comply with certain NYSE rules relating to audit committees and periodic certifications to the NYSE. The NYSE also requires that we provide a summary of the significant differences between our corporate governance practices and those that would apply to a U.S. domestic issuer. Please refer to “Item 16G. Corporate Governance” for a summary of the significant differences between our corporate governance practices and those that would typically apply to a U.S. domestic issuer under the NYSE corporate governance rules.

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

Common Stock

Our authorized capital stock consists of 80 million shares of common stock without par value, divided into Class A shares, Class B shares and Class C shares. As of December 31, 2013, we had 33,160,496 Class A shares issued, 10,938,125 Class B shares issued and outstanding, and no Class C shares outstanding. Class A and Class B shares have the same economic rights and privileges, including the right to receive dividends, except as described in this section.

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

Dividends

The payment of dividends on our shares is subject to the discretion of our Board of Directors. Under Panamanian law, we may pay dividends only out of retained earnings and capital surplus. Our Articles of Incorporation provide that all dividends declared by our Board of Directors will be paid equally with respect to all of the Class A and Class B shares. Our Board of Directors has adopted a dividend policy that provides for the payment of equal quarterly dividends, which amounts up to 40% of the previous year’s consolidated net income to Class A and Class B shareholders. Our Board of Directors may, in its sole discretion and for any reason, amend or discontinue the dividend policy. Our Board of Directors may change the level of dividends provided for in this dividend policy or entirely discontinue the payment of dividends.

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

Panama	Delaware

Terms. Panamanian law does not set limits on the length of the terms that a director may serve. Staggered terms are allowed but not required.	Terms. The Delaware General Corporation Law generally provides for a one-year term for directors. However, the directorships may be divided into up to three classes with up to three-year terms, with the years for each class expiring in different years, if permitted by the articles of incorporation, an initial by-law or a by-law adopted by the shareholders.

Number. The board of directors must consist of a minimum of three members, which could be natural persons or legal entities.	Number. The board of directors must consist of a minimum of one member.

Authority to take Actions. In general, a simple majority of the board of directors is necessary and sufficient to take any action on behalf of the board of directors.	Authority to take Actions. The articles of incorporation or by-laws can establish certain actions that require the approval of more than a majority of directors.

Shareholder Meetings and Voting Rights

Quorum. The quorum for shareholder meetings must be set by the articles of incorporation or the by-laws. If the articles of incorporation and the notice for a given meeting so provide, if quorum is not met a new meeting can be immediately called and quorum shall consist of those present at such new meeting.	Quorum. For stock corporations, the articles of incorporation or bylaws may specify the number to constitute a quorum but in no event shall a quorum consist of less than one-third of shares entitled to vote at a meeting. In the absence of such specifications, a majority of shares entitled to vote shall constitute a quorum.

Action by Written Consent. Panamanian law does not permit shareholder action without formally calling a meeting.	Action by Written Consent. Unless otherwise provided in the articles of incorporation, any action required or permitted to be taken at any annual meeting or special meeting of stockholders of a corporation may be taken without a meeting, without prior notice and without a vote, if a consent or consents in writing, setting forth the action to be so taken, is signed by the holders of outstanding shares having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and noted.

Other Shareholder Rights

Shareholder Proposals. Shareholders representing 5% of the issued and outstanding capital of the corporation have the right to require a judge to call a general shareholders’ meeting and to propose the matters for vote.	Shareholder Proposals. Delaware law does not specifically grant shareholders the right to bring business before an annual or special meeting. If a Delaware corporation is subject to the SEC’s proxy rules, a shareholder who has continuously owned at least $2,000 in market value, or 1% of the corporation’s securities entitled to vote for at least one year, may propose a matter for a vote at an annual or special meeting in accordance with those rules.

Panama	Delaware

Appraisal Rights. Shareholders of Panamanian corporation do not have the right to demand payment in cash of the judicially determined fair value of their shares in connection with a merger or consolidation involving the corporation. Nevertheless, in a merger, the majority of shareholders could approve the total or partial distribution of cash, instead of shares, of the surviving entity.	Appraisal Rights. Delaware law affords shareholders in certain cases the right to demand payment in cash of the judicially-determined fair value of their shares in connection with a merger or consolidation involving their corporation. However, no appraisal rights are available if, among other things and subject to certain exceptions, such shares were listed on a national securities exchange or such shares were held of record by more than 2,000 holders.

Shareholder Derivative Actions. Any shareholder, with the consent of the majority of the shareholders, can sue on behalf of the corporation, the directors of the corporation for a breach of their duties of care and loyalty to the corporation or a violation of the law, the articles of incorporation or the by-laws.	Shareholder Derivative Actions. Subject to certain requirements that a shareholder make prior demand on the board of directors or have an excuse not to make such demand, a shareholder may bring a derivative action on behalf of the corporation to enforce the rights of the corporation against officers, directors and third parties. An individual may also commence a class action suit on behalf of himself and other similarly-situated stockholders if the requirements for maintaining a class action under the Delaware General Corporation Law have been met. Subject to equitable principles, a three-year period of limitations generally applies to such shareholder suits against officers and directors.

Inspection of Corporate Records. Shareholders representing at least 5% of the issued and outstanding shares of the corporation have the right to require a judge to appoint an independent auditor to examine the corporate accounting books, the background of the company’s incorporation or its operation.	Inspection of Corporate Records. A shareholder may inspect or obtain copies of a corporation’s shareholder list and its other books and records for any purpose reasonably related to a person’s interest as a shareholder.

Anti-takeover Provisions

Panamanian corporations may include in their articles of incorporation or by-laws classified board and super-majority provisions.	Delaware corporations may have a classified board, super-majority voting and shareholders’ rights plan.

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

Panama	Delaware

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

Engine Services Agreements between GE Engine Services, LLC. and Copa Holdings, S.A.

We have entered into three separate Rate per Engine Flight Hour Engine Services Agreements with GE Engine Services, LLC, pursuant to which GE shall be the exclusive provider of maintenance, repair and overhaul services to our CF-34 and CFM-56 aircraft engines. Most maintenance services are performed at a certain rate per engine flight hour incurred by our engines. These rates were set based on our predicted operating parameters and shall be adjusted in case of variation of those parameters. Unless terminated, the agreement with respect to the CF-34 engines will continue through September 30, 2022 while the agreements with respect to the CFM-56 engines expire on December 31, 2016 and April 30, 2026, respectively, in each case unless renewed upon the parties’ mutual agreements. Either party may terminate the agreement in the event of insolvency of the other party or upon a material breach by the other party which remains uncured. Any material breach by us of this agreement could, at the option of GE, trigger a cross-default of all our other contracts with GE. GE may also terminate this agreement if the number of engines covered decreases below the prescribed minimum. Upon termination of the agreement for any reason, we shall pay GE for all services or work performed by GE up to the time of such termination.

D. Exchange Controls

There are currently no Panamanian restrictions on the export or import of capital, including foreign exchange controls, and no restrictions on the payment of dividends or interest, nor are there limitations on the rights.

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

Passive Foreign Investment Company

We do not believe that we are a passive foreign investment company (a “PFIC”) for United States federal income tax purposes (or that we were one in 2013), and we expect to operate in such a manner so as not to become a PFIC. If, however, we are or become a PFIC, you could be subject to additional United States federal income taxes on gain recognized with respect to the Class A shares and on certain distributions, plus an interest charge on certain taxes treated as having been deferred under the PFIC rules. Further, non-corporate United States Holders will not be eligible for reduced rates of taxation on any dividends received from us if we are a PFIC in the taxable year in which such dividends are paid or the preceding taxable year.

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

Aircraft Fuel. Our results of operations are affected by changes in the price and availability of aircraft fuel. To manage the price risk, we use crude oil swap agreements. Market risk is estimated as a hypothetical 10% increase in the December 31, 2013 cost per gallon of fuel. Based on projected 2014 fuel consumption, such an increase would result in an increase to aircraft fuel expense of approximately $81.6 million in 2014, not taking into account our derivative contracts. We have hedged approximately 22% and 14% of our anticipated fuel needs for 2014 and 2015, respectively. We may enter into additional hedging agreements in the future to reduce volatility of our fuel expenses.

Interest. Our earnings are affected by changes in interest rates due to the impact those changes have on interest expense from variable-rate debt instruments and operating leases and on interest income generated from our cash and investment balances. If interest rates average 10% more in 2014 than they did during 2013, our interest expense would increase by approximately $0.4 million and the fair value of our debt would decrease by approximately $0.3 million. If interest rates average 10% less in 2014 than they did in 2013, our interest income from marketable securities would decrease by approximately $1.7 million and the fair value of our debt would increase by approximately $1.1 million. These amounts are determined by considering the impact of the hypothetical interest rates on our variable-rate debt and marketable securities equivalent balances at December 31, 2013.

Foreign Currencies. The majority of our obligations are denominated in U.S. dollars. Since Panama uses the U.S. dollar as legal tender, the majority of our operating expenses are also denominated in U.S. dollars. Our foreign exchange risk is limited as approximately 39% of our revenues are in U.S. dollars. A significant part of our revenue is denominated in foreign currencies, including the Colombian peso, Venezuelan bolivar and the Brazilian real, which represented 11.0%, 12.0% and 13.0%, respectively. Generally, our exposure to most of these foreign currencies, with the exception of the Venezuelan bolivar, is limited to the period of up to two weeks between the completion of a sale and the conversion to U.S. dollars. As of April 22, 2014 we had a cash and investments balance of $508.7 million in Venezuela. The Colombian Peso is the functional currency of Copa Colombia, and therefore any revenue exposure is mitigated by the operating expenses, which are also denominated in Colombian Pesos.

The following chart summarized the Company’s exchange risk exposure (assets and liabilities denominated in foreign currency) at December 31:

	As of December 31, 2013	As of December 31, 2012
Assets
Cash and cash equivalents	$107,012	$210,695
Accounts receivables, net	57,317	69,774
Prepaid expenses	28,119	15,478
Other assets	43,949	108,369

Total assets	$236,397	$404,316

Liabilities
Accounts payables suppliers and agencies	$44,664	$50,809
Accumulated taxes and expenses payables	88,019	65,161
Air traffic liability	4,452	9,507
Other liabilities	34,440	21,282

Total liabilities	171,575	146,759

Net position	$64,822	$257,557

Item 12. Description of Securities Other than Equity Securities

Not applicable.

Part II

Item 13. Defaults, Dividend Arrearages and Delinquencies

None

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

None

Item 15. Controls and Procedures

Disclosure controls and procedures

Disclosure controls and procedures are designed to ensure that information required to be disclosed by the Company in reports filed or submitted under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms. We carried out an evaluation under the supervision of our management, including our chief executive officer and chief financial officer, of the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2013. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure.

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

Management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2013. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control—Integrated Framework (1992 framework). Based on this assessment, management believes that, as of December 31, 2013, the Company’s internal control over financial reporting is effective based on those criteria.

The effectiveness of our internal controls over financial reporting as of December 31, 2013 has been audited by Ernst & Young, the independent registered public accounting firm who also audited the Company’s consolidated financial statements. Ernst & Young’s attestation report on the effectiveness of the Company’s internal controls over financial reporting is included herein.

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

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The Board of Directors and Shareholders

COPA HOLDINGS, S.A.

We have audited Copa Holdings, S.A. and its subsidiaries’ internal control over financial reporting as of December 31, 2013, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission “(1992 framework)” (the COSO criteria). Copa Holdings, S.A. and its subsidiaries’ management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, Copa Holdings, S.A. and its subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2013, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated statements of financial position of Copa Holdings, S.A. and its subsidiaries as of December 31, 2013 and 2012 and the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2013 and our report dated April 29, 2014 expressed an unqualified opinion thereon.

/s/ Ernst & Young

April 29, 2014

Panama City, Republic of Panama

Item  16. Reserved

Item 16A. Audit Committee Financial Expert

Our Board of Directors has determined that Mr. Jose Castañeda and Roberto Artavia qualify as an “audit committee financial experts” as defined by current SEC rules and meet the independence requirements of the SEC and the NYSE listing standards. For a discussion of the role of our audit committee, see “Item 6C. Board Practices—Audit Committee.”

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

Item 16C. Principal Accountant Fees and Services

The following table sets forth by category of service the total fees for services performed by our independent auditors Ernst & Young during the fiscal years ended December 31, 2013, 2012, 2011 and 2010:

	2013	2012	2011	2010
Audit Fees	$755,00	$672,000	$668,000	$662,000
Audit-Related Fees	—	—	—	—
Tax Fees	—	—	$2,850	—
All Other Fees	—	—	—	$205,000
Total	$755,000	$672,000	$670,850	$867,000

Audit Fees

Audit fees for 2013, 2012, 2011 and 2010 included the audit of our annual financial statements and internal controls, the review of our quarterly reports.

Audit-Related Fees

There were no audit-related fees for 2013, 2012, 2011 and 2010.

Tax Fees

For 2011, there was $2,850 related to tax fees. There were no tax fees for 2013, 2012 and 2010.

All Other Fees

Other fees for 2013, 2012, 2011 and 2010 included amounts paid for permitted consulting services performed by Ernst & Young and pre-approved by our audit committee.

Pre-Approval Policies and Procedures

Our audit committee approves all audit, audit-related services, tax services and other services provided by Ernst & Young. Any services provided by Ernst & Young that are not specifically included within the scope of the audit must be pre-approved by the audit committee in advance of any engagement. Pursuant to Rule 2-01 of Regulation S-X, audit committees are permitted to approve certain fees for audit-related services, tax services and other services pursuant to a de minimis exception prior to the completion of an audit engagement. In 2013, none of the fees paid to Ernst & Young were approved pursuant to the de minimis exception.

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

NYSE Standards	Our Corporate Governance Practice
Equity compensation plans. Equity compensation plans require shareholder approval, subject to limited exemptions.	Under Panamanian law, shareholder approval is not required for equity compensation plans.

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

Item 16H. Mine Safety Disclosure

None

PART III

Item 17. Financial Statements

See “Item 18. Financial Statements”

Item 18. Financial Statements

See our consolidated financial statements beginning on page F-1.

Item 19. Exhibits

3.1**	English translation of the Articles of Incorporation (Pacto Social) of the Registrant

10.1**†	Aircraft Lease Agreement, dated as of October 1, 1998, between First Security Bank and Compañía Panameña de Aviación, S.A., in respect of Boeing Model 737-71Q Aircraft, Serial No. 29047

10.1 (2008)	Supplemental Agreement dated as of May 13, 2008 by and among Copa Holdings, S.A. Corporation de Inversiones Aereas, S.A. and Continental Airlines, Inc.

10.2**†	Letter Agreement dated as of November 6, 1998 amending Aircraft Lease Agreement, dated October 1, 1998, between First Security Bank and Compañía Panameña de Aviación, S.A., in respect of One Boeing Model 737-71Q Aircraft, Manufacturer’s Serial No. 29047

10.3**†	Aircraft Lease Amendment Agreement dated as of May 21, 2003 to Aircraft Lease Agreement, dated October 1, 1998, between First Security Bank and Compañía Panameña de Aviación, S.A., in respect of Boeing Model 737-71Q Aircraft, Serial No. 29047

10.4**†	Aircraft Lease Agreement, dated as of October 1, 1998, between First Security Bank and Compañía Panameña de Aviación, S.A., in respect of Boeing Model 737-71Q Aircraft, Serial No. 29048

10.5**†	Letter Agreement dated as of November 6, 1998 amending Aircraft Lease Agreement, dated as of October 1, 1998, between First Security Bank and Compañía Panameña de Aviación, S.A., in respect of Boeing Model 737-71Q Aircraft, Serial No. 29048

10.6**†	Aircraft Lease Amendment Agreement dated as of May 21, 2003 to Aircraft Lease Agreement, dated October 1, 1998, between First Security Bank and Compañía Panameña de Aviación, S.A., in respect of Boeing Model 737-71Q Aircraft, Serial No. 29048

10.7**†	Aircraft Lease Agreement, dated as of November 18, 1998, between Aviation Financial Services Inc. and Compañía Panameña de Aviación, S.A., Boeing Model 737-700 Aircraft, Serial No. 28607

10.8**†	Letter Agreement No. 1 dated as of November 18, 1998 to Aircraft Lease Agreement, dated November 18, 1998, between Aviation Financial Services Inc. and Compañía Panameña de Aviación, S.A., Boeing Model 737-700 Aircraft, Serial No. 28607

10.9**†	Letter Agreement No. 2 dated as of March 8, 1999 to Aircraft Lease Agreement, dated November 18, 1998, between Aviation Financial Services Inc. and Compañía Panameña de Aviación, S.A., Boeing Model 737-700 Aircraft, Serial No. 28607

10.10**†	Lease Extension and Amendment Agreement dated as of April 30, 2003, to Aircraft Lease Agreement, dated November 18, 1998, between Aviation Financial Services Inc. and Compañía Panameña de Aviación, S.A., Boeing Model 737-700 Aircraft, Serial No. 28607

10.11**†	Aircraft Lease Agreement, dated as of November 18, 1998, between Aviation Financial Services Inc. and Compañía Panameña de Aviación, S.A., Boeing Model 737-700 Aircraft, Serial No. 30049

10.12**†	Letter Agreement No. 1 dated as of November 18, 1998 to Aircraft Lease Agreement, dated November 18, 1998, between Aviation Financial Services Inc. and Compañía Panameña de Aviación, S.A., Boeing Model 737-700 Aircraft, Serial No. 30049

10.13**†	Letter Agreement No. 2 dated as of March 8, 1999 to Aircraft Lease Agreement, dated November 18, 1998, between Aviation Financial Services Inc. and Compañía Panameña de Aviación, S.A., Boeing Model 737-700 Aircraft, Serial No. 30049

10.14**†	Lease Extension and Amendment Agreement dated as of April 30, 2003, to Aircraft Lease Agreement, dated November 18, 1998, between Aviation Financial Services Inc. and Compañía Panameña de Aviación, S.A., Boeing Model 737-700 Aircraft, Serial No. 30049

10.15**†	Embraer 190LR Purchase Agreement DCT-006/2003 dated as of May 2003 between Embraer— Empresa Brasileira de Aeronáutica S.A. and Regional Aircraft Holdings Ltd.

10.16**†	Letter Agreement DCT-007/2003 between Embraer—Empresa Brasileira de Aeronáutica S.A. and Regional Aircraft Holdings Ltd., relating to Purchase Agreement DCT-006/2003

10.17**†	Letter Agreement DCT-008/2003 between Embraer—Empresa Brasileira de Aeronáutica S.A. and Regional Aircraft Holdings Ltd., relating to Purchase Agreement DCT-006/2003

10.18**	Aircraft General Terms Agreement, dated November 25, 1998, between The Boeing Company and Copa Holdings, S.A.

10.19**†	Purchase Agreement Number 2191, dated November 25, 1998, between The Boeing Company and Copa Holdings, S.A., Inc. relating to Boeing Model 737-7V3 & 737-8V3 Aircraft

10.20**†	Supplemental Agreement No. 1 dated as of June 29, 2001 to Purchase Agreement Number 2191 between The Boeing Company and Copa Holdings, S.A.

10.21**†	Supplemental Agreement No. 2 dated as of December 21, 2001 to Purchase Agreement Number 2191 between The Boeing Company and Copa Holdings, S.A.

10.22**†	Supplemental Agreement No. 3 dated as of June 14, 2002 to Purchase Agreement Number 2191 between The Boeing Company and Copa Holdings, S.A.

10.23**†	Supplemental Agreement No. 4 dated as of December 20, 2002 to Purchase Agreement Number 2191 between The Boeing Company and Copa Holdings, S.A.

10.24**†	Supplemental Agreement No. 5 dated as of October 31, 2003 to Purchase Agreement Number 2191 between The Boeing Company and Copa Holdings, S.A.

10.25**†	Supplemental Agreement No. 6 dated as of September 9, 2004 to Purchase Agreement Number 2191 between The Boeing Company and Copa Holdings, S.A.

10.26**†	Supplemental Agreement No. 7 dated as of December 9, 2004 to Purchase Agreement Number 2191 between The Boeing Company and Copa Holdings, S.A.

10.27**†	Supplemental Agreement No. 8 dated as of April 15, 2005 to Purchase Agreement Number 2191 between The Boeing Company and Copa Holdings, S.A.

10.28**†	Maintenance Cost per Hour Engine Service Agreement, dated March 5, 2003, between G.E. Engine Services, Inc. and Copa Holdings, S.A.

10.29**†	English translation of Aviation Fuel Supply Agreement, dated July 18, 2005, between Petróleos Delta, S.A. and Compañía Panameña de Aviación, S.A.

10.30**†	Form of Amended and Restated Alliance Agreement between Continental Airlines, Inc. and Compañía Panameña de Aviación, S.A.

10.31**	Form of Amended and Restated Services Agreement between Continental Airlines, Inc. and Compañía Panameña de Aviación, S.A.

10.32*	Form of Second Amended and Restated Shareholders’ Agreement among Copa Holdings, S.A., Corporación de Inversiones Aéreas, S.A. and Continental Airlines, Inc.

10.33**	Form of Guaranteed Loan Agreement

10.34*	Form of Amended and Restated Registration Rights Agreement among Copa Holdings, S.A., Corporación de Inversiones Aéreas, S.A. and Continental Airlines, Inc.

10.35**	Form of Copa Holdings, S.A. 2005 Stock Incentive Plan

10.36**	Form of Copa Holdings, S.A. Restricted Stock Award Agreement

10.37**	Form of Indemnification Agreement with the Registrant’s directors

10.38**	Form of Amended and Restated Trademark License Agreement between Continental Airlines, Inc. and Compañía Panameña de Aviación, S.A.

10.39*†	Embraer 190 Purchase Agreement COM 0028-06 dated February 2006 between Embraer—Empresa Brasileira de Aeronáutica S.A. and Copa Holdings, S.A. relating to Embraer 190LR aircraft

10.40*†	Letter Agreement COM 0029-06 to the Embraer Agreement dated February 2006 between Embraer—Empresa Brasileira de Aeronáutica S.A. and Copa Holdings, S.A. relating to Embraer 190LR aircraft

10.41 (2006)†	Supplemental Agreement No. 9 dated as of March 16, 2006 to the Boeing Purchase Agreement Number 2191 dated November 25, 1998 between the Boeing Company and Copa Holdings, S.A.

10.42(2006)†	Supplemental Agreement No. 10 dated as of May 8, 2006 to the Boeing Purchase Agreement Number 2191 dated November 25, 1998 between the Boeing Company and Copa Holdings, S.A.

10.43(2006)†	Supplemental Agreement No. 11 dated as of August 30, 2006 to the Boeing Purchase Agreement Number 2191 dated November 25, 1998 between the Boeing Company and Copa Holdings, S.A.

10.44(2007)†	Supplemental Agreement No. 12 dated as of February 26, 2007 to the Boeing Purchase Agreement Number 2191 dated November 25, 1998 between the Boeing Company and Copa Holdings, S.A.

10.45(2007)†	Supplemental Agreement No. 13 dated as of April 23, 2007 to the Boeing Purchase Agreement Number 2191 dated November 25, 1998 between the Boeing Company and Copa Holdings, S.A.

10.46(2007)†	Supplemental Agreement No. 14 dated as of August 31, 2007 to the Boeing Purchase Agreement Number 2191 dated November 25, 1998 between the Boeing Company and Copa Holdings, S.A.

10.47(2008)†	Supplemental Agreement No. 15 dated as of February 21, 2008 to the Boeing Purchase Agreement Number 2191 dated November 25, 1998 between the Boeing Company and Copa Holdings, S.A.

10.48(2008)†	Supplemental Agreement No. 16 dated as of June 30, 2008 to the Boeing Purchase Agreement Number 2191 dated November 25, 1998 between the Boeing Company and Copa Holdings, S.A.

10.49(2008)†	Supplemental Agreement No. 17 dated as of December 15, 2008 to the Boeing Purchase Agreement Number 2191 dated November 25, 1998 between the Boeing Company and Copa Holdings, S.A.

10.50(2009)†	Supplemental Agreement No. 18 dated as of July 15, 2009 to the Boeing Purchase Agreement Number 2191 dated November 25, 1998 between the Boeing Company and Copa Holdings, S.A

10.51(2009)†	Supplemental Agreement No. 19 dated as of August 31, 2009 to the Boeing Purchase Agreement Number 2191 dated November 25, 1998 between the Boeing Company and Copa Holdings, S.A

10.52(2009)†	Supplemental Agreement No. 20 dated as of November 19, 2009 to the Boeing Purchase Agreement Number 2191 dated November 25, 1998 between the Boeing Company and Copa Holdings, S.A

10.53(2010)†	Supplemental Agreement No. 21 dated as of May 28, 2010 to the Boeing Purchase Agreement Number 2191 dated November 25, 1998 between the Boeing Company and Copa Holdings, S.A

10.54(2010)†	Supplemental Agreement No. 22 dated as of September 24, 2010 to the Boeing Purchase Agreement Number 2191 dated November 25, 1998 between the Boeing Company and Copa Holdings, S.A

10.55(2010)†	Supplemental Agreement No. 23 dated as of October, 2010 to the Boeing Purchase Agreement Number 2191 dated November 25, 1998 between the Boeing Company and Copa Holdings, S.A

10.56(2011)†	On Pointsm Solutions Rate per Engine Flight Hour Service Agreement dated as of May 22, 2011 between GE Engine Services, LLC., Copa Holdings, S.A., and Lease Management Services, LLC.

10.57(2012)††	On Pointsm Solutions Rate per Engine Flight Hour Service Agreement dated as of April 15, 2012 between GE Engine Services, LLC., Copa Holdings, S.A., and Lease Management Services, LLC.

12.1	Certification of the Chief Executive Officer, pursuant to Rules 13a-14 and 15d-14 under the Securities Exchange Act of 1934.

12.2	Certification of the Chief Financial Officer, pursuant to Rules 13a-14 and 15d-14 under the Securities Exchange Act of 1934.

13.1	Certification of Chief Executive Officer, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2	Certification of the Chief Financial Officer, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

21.1**	Subsidiaries of the Registrant

*	Previously filed with the SEC as an exhibit and incorporated by reference from our Registration Statement on Form F-1, filed June 15, 2006, File No. 333-135031.

**	Previously filed with the SEC as an exhibit and incorporated by reference from our Registration Statement on Form F-1, filed November 28, 2005, as amended on December 1, 2005 and December 13, 2005, File No. 333-129967.

2006	Previously filed with the SEC as an exhibit and incorporated by reference from our Annual Report on Form 20-F, filed June 30, 2006, File No. 001-06938776.

2007	Previously filed with the SEC as an exhibit and incorporated by reference from our Annual Report on Form 20-F, filed July 2, 2007, File No. 001-07956031.

2008	Previously filed with the SEC as an exhibit and incorporated by reference from our Annual Report on Form 20-F, filed May 9, 2008, File No. 001-08818238.

***	Previously filed with the SEC as an exhibit and incorporated by reference from our Registration Statement on Form F-3, filed May 13, 2008, File No. 333- 150882

2009	Previously filed with the SEC as an exhibit and incorporated by reference from our Annual Report on Form 20-F, filed May 6, 2009, File No. 001- 09801609.

2010	Previously filed with the SEC as an exhibit and incorporated by reference from our Annual Report on Form 20-F, filed March 16, 2010, File No. 001- 10686910

2011	Previously filed with the SEC as an exhibit and incorporated by reference from our Annual Report on Form 20-F, filed May 17, 2011, as amended on December 22, 2011, File No. 001- 111276555

2012	Previously filed with the SEC as an exhibit and incorporated by reference from our Annual Report on Form 20-F, filed April 16,2012, File No. 001- 12762135

2013	Previously filed with the SEC as an exhibit and incorporated by reference from our Annual Report on Form 20-F, filed April 29, 2013, as amended on July 25, 2013, File No. 001- 13987262

†	The Registrant was granted confidential treatment for portions of this exhibit.

††	The Registrant has requested confidential treatment for portions of this exhibit.

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

COPA HOLDINGS, S.A.

By:	/s/ Pedro Heilbron
Name: Pedro Heilbron
Title: Chief Executive Officer

By:	/s/ Jose Montero
Name: Jose Montero
Title: Chief Financial Officer

Dated: April 29, 2014

Consolidated Financial Statements

Copa Holdings, S. A. and Subsidiaries

Year ended December 31, 2013

with Report of Independent Registered Public Accounting Firm

Copa Holdings, S. A. and subsidiaries

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF COPA HOLDINGS, S. A.

We have audited the accompanying consolidated statements of financial position of Copa Holdings, S.A. and its subsidiaries as of December 31, 2013 and 2012, and the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2013. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Copa Holdings, S.A. and its subsidiaries at December 31, 2013 and 2012, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2013, in conformity with International Financial Reporting Standards, as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Copa Holdings, S.A. and its subsidiaries’ internal control over financial reporting as of December 31, 2013, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission “(1992 framework)” and our report dated April 29, 2014 expressed an unqualified opinion thereon.

/s/ Ernst & Young

April 29, 2014

Panama City, Republic of Panama

Copa Holdings, S. A. and subsidiaries

Consolidated statement of financial position

As at 31 December 2013

(In US$ thousands)

	Notes	2013	2012
Assets
Current assets
Cash and cash equivalents	5	$139,110	$76,094
Investments	6	992,579	575,009
Accounts receivable	7	132,867	135,207
Accounts receivable from related parties	16	2,189	1,129
Expendable parts and supplies	8	56,814	50,603
Prepaid expenses	9	54,811	63,120
Other current assets	10	22,783	16,328

		1,401,153	917,490
Non-current assets
Investments	6	37,590	69,445
Property, plant and equipment	11	2,348,514	2,284,631
Prepaid pension asset		11,114	10,009
Goodwill	12,14	25,305	27,575
Other intangible assets	13,14	28,214	59,382
Other assets	15	100,874	110,968

		2,551,611	2,562,010

Total assets		$3,952,764	$3,479,500

Liabilities and equity
Current Liabilities
Current maturities of long-term debt	16	$156,329	$136,268
Accounts payable		95,046	104,975
Accounts payable to related parties	17	14,483	20,255
Air traffic liability		578,439	382,807
Taxes and interest payable		113,541	85,436
Accrued expenses payable	18	75,975	48,047
Other current liabilities	19	8,133	10,902

		1,041,946	788,690
Non-Current Liabilities
Long-term debt	16	913,507	1,069,836
Post employment benefits liability		6,223	6,340
Other long-term liabilities	20	51,223	43,726
Deferred tax liabilities	22	37,959	34,364

		1,008,912	1,154,266

Total Liabilities		2,050,858	1,942,956

Equity
Class A common stock—33,407,876 (2012—33,391,137) shares issued, 33,160,495 (2012 -33,098,345) outstanding		22,626	22,591
Class B common stock—10,938,125 (2012—10,938,125) shares issued and outstanding, no par value		7,466	7,466
Additional paid in capital		47,031	40,660
Retained earnings		1,820,583	1,458,258
Accumulated other comprehensive income		4,200	7,569

Total equity		1,901,906	1,536,544
Commitments and Contingencies	26

Total liabilities and equity		$3,952,764	$3,479,500

The accompanying notes are an integral part of these consolidated financial statements.

Copa Holdings, S. A. and subsidiaries

Consolidated statement of income

For the year ended 31 December 2013

(In US$ thousands)

	Notes	2013	2012	2011
Operating revenue
Passenger revenue		$2,519,650	$2,163,136	$1,747,102
Cargo, mail and other		88,682	86,252	83,819

		2,608,332	2,249,388	1,830,921
Operating expenses
Aircraft fuel		783,092	725,763	547,221
Salaries and benefits	23	276,156	247,405	213,094
Passenger servicing		250,604	217,137	160,725
Commissions		103,685	89,378	72,947
Maintenance, material and repairs		92,993	92,166	70,969
Reservations and sales		99,822	84,992	70,363
Aircraft rentals		90,233	72,468	51,259
Flight operations		121,903	104,993	83,782
Depreciation, amortization and impairment	11,13,14	137,412	89,217	75,458
Landing fees and other rentals		50,288	46,233	41,881
Other		84,590	77,101	58,237

		2,090,778	1,846,853	1,445,936

Operating income		517,554	402,535	384,985
Non-operating expense:
Finance costs		30,180	32,795	32,680
Finance income		(12,636)	(11,689)	(6,774)
Exchange rate difference	27	24,303	9,925	6,036
Mark to market fuel derivative		(5,241)	9,949	3,585
Other income		(10,958)	(4,932)	(3,254)
Other expense		3,336	144	6,701

		28,984	36,192	38,974
Income before income taxes		488,570	366,343	346,011
Income tax expense	22	61,099	39,867	35,586

Net income		$427,471	$326,476	$310,425

Earnings per share (Basic and diluted)	24	$9.63	$7.35	$6.98

The accompanying notes are an integral part of these consolidated financial statements.

Copa Holdings, S. A. and subsidiaries

Consolidated statement of comprehensive income

For the year ended 31 December 2013

(In US$ thousands)

	2013	2012	2011
Net income	$427,471	$326,476	$310,425

Other comprehensive income:
Other comprhensive income to be reclassified to profit or loss in subsequent periods:
Net change in fair value of derivative instruments	1,931	1,292	47
Exchange effect on intercompany long term balance	1,375	(1,516)	(1,075)
Foreign currency translation	(6,617)	6,184	227

Net other comprehensive income to be reclassified to profit or loss in subsequent periods:	(3,311)	5,960	(801)
Other comprhensive income not to be reclassified to profit or loss in subsequent periods:
Actuarial loss, net of amortization	(58)	—	—

Net other comprehensive income not to be reclassified to profit or loss in subsequent periods	(58)	—	—

Other comprehensive income (loss) for the year	(3,369)	5,960	(801)

Total comprehensive income for the year	$424,102	$332,436	$309,624

The accompanying notes are an integral part of these consolidated financial statements.

Copa Holdings, S. A. and subsidiaries

Consolidated statement of changes in equity

For the year ended 31 December 2013

(In US$ thousands)

								Accumulated
		Common Stock				Additional		Other
		(Non-par value)		Issued Capital		Paid in	Retained	Comprehensive
	Notes	Class A	Class B	Class A	Class B	Capital	Earnings	Income (Loss)	Total
At December 31, 2010 (restated)		32,659,557	10,938,125	$22,291	$7,466	$26,110	$1,086,379	$2,410	$1,144,656
Issuance of stock for employee awards		298,206	—	204	—	(204)	—	—	—
Total comprehensive income		—	—	—	—	—	310,425	(801)	309,624
Restricted stock plan		—	—	—	—	7,661	—	—	7,661
Dividends paid		—	—	—	—	—	(72,410)	—	(72,410)

At December 31, 2011		32,957,763	10,938,125	$22,495	$7,466	$33,567	$1,324,394	$1,609	$1,389,531
Issuance of stock for employee awards		140,582	—	96	—	(96)	—	—	—
Total comprehensive income		—	—	—	—	—	326,476	5,960	332,436
Restricted stock plan		—	—	—	—	7,014	—	—	7,014
Other		—	—	—	—	175	—	—	175
Dividends paid	25	—	—	—	—	—	(192,612)	—	(192,612)

At December 31, 2012		33,098,345	10,938,125	$22,591	$7,466	$40,660	$1,458,258	$7,569	$1,536,544
Issuance of stock for employee awards		62,150	—	35	—	(35)	—	—	—
Total comprehensive income		—	—	—	—	—	427,471	(3,369)	424,102
Restricted stock plan		—	—	—	—	5,967	—	—	5,967
Other		—	—	—	—	439	—	—	439
Dividends paid	25	—	—	—	—	—	(65,146)	—	(65,146)

At December 31, 2013		33,160,495	10,938,125	$22,626	$7,466	$47,031	$1,820,583	$4,200	$1,901,906

The accompanying notes are an integral part of these consolidated financial statements.

Copa Holdings, S. A. and subsidiaries

Consolidated statement of cash flows

For the year ended 31 December 2013

(In US$ thousands)

	2013	2012	2011
Operating activities
Net income	$427,471	$326,476	$310,425
Adjustments for:
Income tax expense	61,099	39,867	35,586
Finance cost	30,180	32,795	32,680
Finance income	(12,636)	(11,689)	(6,774)
Depreciation, amortization and impairment	136,522	89,217	75,458
Gain on sale of property and equipment	(3,685)	(68)	(801)
Loss on disposal of property and equipment	16,514	348	—
Provision for accounts receivable impairment	4,560	6,829	347
Allowance for inventory obsolescence	62	43	45
Derivative instruments mark to market	(3,661)	10,614	4,989
Stock compensation	5,967	7,014	7,661
Amortization and impairment of brand name	890	970	883
Currency translation adjustment	6,863	(4,185)	(1,145)
Changes in:
Accounts receivable	(174)	261	(53,870)
Accounts receivable from related parties	(1,917)	(425)	(91)
Other current assets	(8,169)	(25,474)	(5,037)
Restricted cash	855	4,889	(110)
Other assets	(1,160)	5,717	(24,550)
Accounts payable	(13,212)	12,133	23,882
Accounts payable to related parties	(5,974)	(1,819)	11,134
Air traffic liability	195,630	85,672	125,719
Other liabilities	57,672	22,490	12,542

Cash flows from operating activities	893,697	601,675	548,973
Income tax paid	(44,846)	(39,653)	(25,568)
Interest paid	(30,579)	(28,946)	(28,911)
Interest received	11,993	4,950	3,795

Net cash flows from operating activities	830,265	538,026	498,289
Investing activities
Acquisition of investments	(989,674)	(399,733)	(319,652)
Proceeds from redemption of investments	603,105	117,568	153,722
Advance payments on aircraft purchase contracts	(191,025)	(194,886)	(175,354)
Advance payments on aircraft purchase contracts reimbursement	102,366	—	—
Acquisition of property and equipment	(94,177)	(177,554)	(130,973)
Proceed on sale of property and equipment	—	—	4,007

Net cash flows used in investing activities	(569,405)	(654,605)	(468,250)
Financing activities
Proceeds from loans and borrowings	9,249	287,490	171,747
Payments on loans and borrowings	(146,268)	(149,353)	(93,562)
Proceeds from sale of property and equipment	3,685	—	—
Paid-in capital	447	176	—
Dividends paid	(64,696)	(192,612)	(72,410)

Net cash flows (used in) from financing activities	(197,583)	(54,299)	5,775
Net increase (decrease) in cash and cash equivalents	63,277	(170,878)	35,814
Effect of exchange rate change on cash	(261)	3,171	297
Cash and cash equivalents at January 1st	76,094	243,801	207,690

Cash and cash equivalents at December 31	$139,110	$76,094	$243,801

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

The Company currently offers approximately 327 daily scheduled flights among 66 destinations in 29 countries in North, Central and South America and the Caribbean, mainly from its Panama City Hub. Additionally, the Company provides passengers with access to flights to more than 170 other international destinations through codeshare agreements with United and Star Alliance partners. The Company has a broad commercial alliance with United, which includes joint marketing, code-sharing arrangements, participation in United’s Mileage Plus frequent flyer loyalty program and access to United’s VIP lounge program, United Club, along with other benefits such as improved purchasing power in negotiations with service providers, aircraft vendors and insurers. Since June 2012, Copa Airlines is a Star Alliance member. Copa Airlines’ passengers who are members of the frequent flyer program can earn Mileage Plus miles on all flights operated by Star Alliance partners, and are eligible to redeem their Mileage Plus miles for free reward tickets to any of Star Alliance’s 1,328 global destinations.

As of December 31, 2013, the Company operates a fleet of 90 aircraft with an average age of 5.70 years; consisting of 64 Boeing 737-Next Generation aircraft and 26 Embraer 190 aircraft.

The Company’s principal executive offices are located at Boulevard Costa del Este, Avenida Principal y Avenida de la Rotonda, Urbanización Costa del Este, Complejo Business Park, Torre Norte, ParqueLefevre, Panama City, Republic of Panama.

As used in these Notes to Consolidated Financial Statements, the terms “the Company”, “we”, “us”, “our” and similar terms refer to Copa Holdings, S.A. and, unless the context indicates otherwise, its consolidated subsidiaries.

The consolidated financial statements have been authorized by Management for issue on April 29, 2014.

Copa Holdings, S. A. and subsidiaries

Notes to the consolidated financial statements

2.1 Basis of preparation

The Company’s consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

The consolidated financial statements have been prepared on a historical cost basis, except for certain assets and liabilities, which are measured at fair value, as set out in the specific accounting policy for such assets and liabilities. The consolidated financial statements are presented in United States dollars and all values are rounded to the nearest thousand US $000, except when otherwise indicated.

2.2 Basis of consolidation

These consolidated financial statements comprise the financial statements of the Company and its subsidiaries as at 31 December 2013. Control is achieved when the Company is exposed, or has right, to variable return from its involvement with the investee and has the ability to affect those returns through its power over the investee. Specifically, the group controls the investee, when it has:

i)	Power over the investee;

ii)	Exposure, or rights, to variable returns from its involvement with the investee; and

iii)	The ability to use its power over the investee to affect its returns.

The Company re-assesses whether or not it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control. Consolidation of a subsidiary begins when the Company obtains control over the subsidiary and ceases when the Company loses control of the subsidiary.

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

After initial recognition, goodwill is measured at cost less any accumulated impairment losses. For the purpose of impairment testing, goodwill acquired in a business combination is, from the acquisition date, allocated to each of the Company’s cash-generating units (CGU) or groups of CGUs, that are expected to benefit from the combination, irrespective of whether other assets or liabilities of the acquire are assigned to those units. When the recoverable amount of the CGU is less than its carrying amount, an impairment loss is recognized. Impairment losses relating to goodwill cannot be reversed in future periods.

The Company has evaluated that goodwill contributes to the cash flows of two CGUs. Goodwill cannot be allocated on a non-arbitrary basis to individual CGUs but only groups of CGUs. Aero Republica, consisting of two CGUs to which goodwill can be attributed, but not separately allocated, is the lower level at which the goodwill is monitored by management.

b) Current versus non-current classification

The Company presents assets and liabilities in the statement of financial position based on current/non-current classification. An asset is current when it is:

i)	Expected to be realized or intended to be sold or consumed in normal operating cycle;

ii)	Expected to be realized within twelve months after the reporting period; or

iii)	Cash or cash equivalent, unless restricted.

All other assets are classified as non-current.

A liability is current when:

i)	It is expected to be settled in normal operating cycle;

ii)	It is due to be settled within twelve months after the reporting period; or

iii)	There is no unconditional right to defer the settlement of the liability for at least twelve months after the reporting period.

The Company classifies all other liabilities as non-current.

Deferred tax assets and liabilities are classified as non-current assets and liabilities.

Copa Holdings, S. A. and subsidiaries

Notes to the consolidated financial statements

2.3 Summary of significant accounting policies (continued)

c) Fair value measurement

The Company measures financial instruments such as derivatives at fair value at each balance sheet date. Also, fair values of financial instruments measured at amortized cost are disclosed in Note 27.7.

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value measurement is based on the presumption that the transaction to sell the asset or transfer the liability takes place either:

i)	In the principal market for the asset or liability; or

ii)	In the absence of a principal market, in the most advantageous market for the asset of liability.

The principal or the most advantageous market must be accessible to by the Company.

The fair value of an asset or a liability is measured using the assumptions that market participants would use when pricing the asset or liability, assuming that market participants act in their economic best interest.

A fair value measurement of a non-financial asset takes into account a market participant’s ability to generate economic benefits by using the asset in its highest and best use or by selling it to another market participant that would use the asset in its highest and best use.

The Company uses valuation techniques that are appropriate in the circumstances and for which sufficient data are available to measure fair value, maximizing the use of relevant observable inputs and minimizing the use of unobservable inputs.

All assets and liabilities for which fair value is measured or disclosed in the financial statements are categorized within the fair value hierarchy, described as follows, based on the lowest level input that is significant to the fair value measurement as a whole:

Copa Holdings, S. A. and subsidiaries

Notes to the consolidated financial statements

2.3 Summary of significant accounting policies (continued)

i)	Level 1 – Quoted (unadjusted) market prices in active markets for identical assets or liabilities;

ii)	Level 2 – Valuation techniques for which the lowest level input that is significant to the fair value measurement is directly or indirectly observable; and

iii)	Level 3 – Valuation techniques for which the lowest level input that is significant to the fair value measurement is unobservable.

For assets and liabilities that are recognized in the financial statements on a recurring basis, the Company determines whether transfers have occurred between levels in the hierarchy by re-assessing categorization (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of each reporting period.

d) Foreign currencies

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

The financial statements of Copa Colombia, are measured in Colombian Pesos, the functional currency of the subsidiary, and are translated to U.S. Dollars as follows: for assets and liabilities at the exchange rate prevailing at the reporting date and for income statement at the average exchange rate for each month. The exchange differences arising on translation for consolidation are recognized in the consolidated statement of comprehensive income.

Any goodwill arising on the acquisition of a foreign operation is treated as an asset of the foreign operation and translated at the closing exchange rate.

Copa Holdings, S. A. and subsidiaries

Notes to the consolidated financial statements

2.3 Summary of significant accounting policies (continued)

e) Revenue recognition

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

Copa Holdings, S. A. and subsidiaries

Notes to the consolidated financial statements

2.3 Summary of significant accounting policies (continued)

Frequent flyer program

The Company participates in United Airlines (“United”) Mileage Plus frequent flyer program, for which the Company’s passengers receive all the benefits and privileges offered by the Mileage Plus program. United is responsible for the administration of and retains the liability to redeem miles under the Mileage Plus program. Under the terms of the Company’s frequent flyer agreement with United, Mileage Plus members receive Mileage Plus frequent flyer mileage credits for traveling on the Company’s flight and the Company pays United a per mile rate for each mileage credit granted to United at the time of the flight. The amounts paid to United are recognized by the Company through a deduction under “passenger revenue” in the consolidated statement of income and the Company has no further payment or service obligation with respect to the mileage credits. United is then obligated to pay the Company a per mile rate for every mile flown by a Mileage Plus Member redeeming miles on a Copa Airlines or Copa Colombia flight. The rates paid by United depend on the class of service, the flight length and the availability of the reward. This revenue received from United is recorded in “passenger revenue” in the accompanying consolidated income statement as flight services are provided to the passenger.

f) Taxes

Current income tax

Current period income tax assets and liabilities are measured at the amount expected to be paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted, at the reporting date in the countries where the Company operates and generates taxable income.

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

Deferred tax liabilities are recognized for all taxable temporary differences, except:

•	When the deferred tax liability arises from the initial recognition of goodwill or an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and

Copa Holdings, S. A. and subsidiaries

Notes to the consolidated financial statements

2.3 Summary of significant accounting policies (continued)

•	In respect of taxable temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, when the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

Deferred tax assets are recognized for all deductible temporary differences, the carry forward of unused tax credits and unused tax losses. Deferred tax assets are recognized to the extent that it is probable that taxable profit will be available against which the deductible temporary differences and the carry forward of unused tax credits and unused tax losses can be utilized, except:

•	When deferred tax asset relating to the deductible temporary difference arises from initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and

•	In respect of deductible temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, deferred tax assets are recognized only to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilized.

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

2.3 Summary of significant accounting policies (continued)

g) Property, plant and equipment

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

Depreciation is calculated on a straight-line basis over the estimated useful lives of the assets and considering residual value as follows:

-Airframe and engines	30 years and residual value of 15%
-Aircraft components	30 years and residual value of 15%
-Ground equipment	10 years
-Furniture, fixture, equipment and other	5 to 10 years
-Major maintenance events	1 to 8 years
-Leasehold improvements	lesser of remaining lease term or useful life

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

h) Intangible assets

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

Copa Holdings, S. A. and subsidiaries

Notes to the consolidated financial statements

2.3 Summary of significant accounting policies (continued)

Intangible assets with finite lives are amortized over the useful economic life and assessed for impairment whenever there is an indication that the intangible asset may be impaired. The amortization period and amortization method for an intangible asset with a finite useful life are reviewed at least at the end of each reporting period. Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset are considered to modify the amortization period or method, as appropriate, and are treated as changes in accounting estimates. The amortization expense on intangible assets with finite lives is recognized in the consolidated statement of income as the expense category that is consistent with the function of the intangible assets.

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

Copa Holdings, S. A. and subsidiaries

Notes to the consolidated financial statements

2.3 Summary of significant accounting policies (continued)

Brand name and routes

Routes rights had an indefinite useful life until 2012 and were carried at cost, less any accumulated impairment.

The Company reviews the useful life of the routes each reporting period to determine whether events and circumstances continue to support an indefinite useful life assessment. If they do not, a change in useful life maybe required together with an impairment, if necessary.

During the 4th quarter of 2013, Aero Republica decided to change its business strategy, focusing on international routes from Colombia and substantially reducing its presence on domestic routes. As a result of this decision, a write - off of $21.1 million and an impairment of $10.1 million were recorded at year end.

During the third quarter of 2010, Aero Republica began to operate under Copa Colombia brand, causing a change in management’s assumption from indefinite life to 5 years for the Aero Republica’s brand name. Based on the change of the commercial name, an impairment loss was recognized for $1.5 million during 2010. The remaining balance of this intangible asset is amortized over its then remaining useful life of 5 years.

i) Leases

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

Where a reassessment is made, lease accounting shall commence or cease from the date when the change in circumstances gave rise to the reassessment. When a renewal option is exercised or extension granted, lease accounting shall commence or cease at the date of renewal or extension.

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

Copa Holdings, S. A. and subsidiaries

Notes to the consolidated financial statements

2.3 Summary of significant accounting policies (continued)

Sale and leaseback transactions

The Company enters into transactions whereby aircraft are sold and subsequently leased back.

If a sale and leaseback transaction results in an operating lease, and it is clear that the transaction is established at fair value, any profit or loss should be recognized immediately. If the sale price is below fair value any profit shall be recognized immediately. If the transaction is not at fair value, any resulting loss that is compensated for by future lease payments at below market is deferred and amortized over the lease term.

j) Borrowing costs

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

k) Financial instruments – initial recognition and subsequent measurement

A financial instrument is any contract that gives rise to a financial asset of one entity and a financial liability or equity instrument of another entity.

The Company’s financial assets include cash and cash equivalents, short and long term investments and account receivables.

i)	Financial assets

Initial recognition and measurement

Financial assets are classified, at initial recognition, as financial assets at fair value through profit or loss, receivables, held to maturity investments or as derivatives designated as hedging instruments in an effective hedge, as appropriate. All financial assets are recognized initially at fair value plus directly attributable transaction costs, except in the case of financial asset at fair value through profit and loss.

Subsequent measurement

The subsequent measurement of financial assets depends on their classification as describe below (See Note 27.1 Fair value measurement for derivative financial assets):

Copa Holdings, S. A. and subsidiaries

Notes to the consolidated financial statements

2.3 Summary of significant accounting policies (continued)

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

Amortized cost is calculated by taking into account any discount or premium on acquisition and fees or costs that are an integral part of the EIR. The EIR amortization is included in finance income in the consolidated statement of income. Restricted cash and cash equivalents is classified within short-term and long-term investments and is held as collateral for letters of credit or correspond to a balance that is not available for use due to exchange control restrictions.

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

Derecognition

A financial asset is derecognized when:

•	The rights to receive cash flows from the asset have expired; and

•	The Company has transferred its rights to receive cash flows from the asset or has assumed an obligation to pay the received cash flows in full without material delay to a third party under a “pass-through” arrangement, and either (a) the Company has transferred substantially all the risk and rewards of the asset, or (b) the Company has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

Copa Holdings, S. A. and subsidiaries

Notes to the consolidated financial statements

2.3 Summary of significant accounting policies (continued)

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

The Company assesses at the end of each reporting date, whether there is objective evidence that a financial asset or group of financial assets is impaired. An impairment exists if one or more events that has occurred since the initial recognition of the asset (an incurred “loss event”) has an impact on the estimated future cash flows of the financial asset or group of financial assets that can be reliably estimated. Evidence of impairment may include indicators that the debtors or the group of debtors is experiencing financial difficulty, default or delinquency in interest or principal payments; the probability that they will enter bankruptcy or other financial reorganization and observable data indicating that there is a measurable decrease in the estimated future cash flows.

Impairment of financial assets carried at amortized cost

For financial assets carried at amortized cost, the Company first assesses whether impairment exists individually for financial assets that are individually significant, or collectively for financial assets that are not individually significant. If the Company determines that no objective evidence of impairment exists for an individually assessed financial asset, whether significant or not, it includes the asset in a group of financial assets with similar credit risk characteristics and collectively assesses them for impairment. Assets that are individually assessed for impairment and for which an impairment loss is, or continues to be, recognized are not included in a collective assessment of impairment.

The amount of any impairment loss identified is measured as the difference between the assets’s carrying amount and the present value of estimated future cash flows (excluding future expected credit losses that have not yet been incurred). The present value of the estimated future cash flows is discounted at the financial asset’s original effective interest rate.

The carrying amount of the asset is reduced and the loss is recorded in the consolidated statement of income.

Copa Holdings, S. A. and subsidiaries

Notes to the consolidated financial statements

2.3 Summary of significant accounting policies (continued)

iii)	Financial liabilities

Initial recognition and measurement

Financial liabilities are classified as financial liabilities at fair value through profit or loss, loans and borrowings, or as derivatives designated as hedging instruments in an effective hedge, as appropriate. The Company determines the classification of its financial liabilities at initial recognition.

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

Copa Holdings, S. A. and subsidiaries

Notes to the consolidated financial statements

2.3 Summary of significant accounting policies (continued)

An analysis of fair values of financial instruments and further details as to how they are measured are provided in Note 27.7.

l) Derivative financial instruments and hedging activities

Initial recognition and subsequent measurement

Derivatives instruments are initially recognized at fair value on the date on which a derivative contract is entered into and are subsequently remeasured at their fair value. Derivatives are carried as financial assets when the fair value is positive and as financial liabilities when the fair value is negative. The method for recognizing the resulting gain or loss depends on whether the derivative is designated as a hedging instrument, and if so, the classification of the hedge.

For the purpose of hedge accounting, hedges are classified as:

•	Fair value hedges;

•	Cash flow hedges; or

•	Hedges of a net investment in a foreign operation.

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

The fair values of various derivative instruments used for hedging purposes are shown in Note 19.

Any gain or loss on the hedging instrument relating to the effective portion of a cash flow hedge is recognized in the consolidated statement of comprehensive income. The gain or loss relating to the ineffective portion is recognized immediately in the consolidated statement of income.

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

2.3 Summary of significant accounting policies (continued)

m) Expendable parts and supplies

Expendable parts and supplies for flight equipment are carried at the lower of the average acquisition cost or replacement cost, and are expensed when used in operations. The replacement cost is the estimated purchase price in the normal course of business.

n) Impairment of non – financial assets

The Company assesses at each reporting date whether there is an indication that an asset or CGU may be impaired. If any such indication exists, or when annual impairment testing for an asset is required, the Company estimates the asset’s or CGU’s recoverable amount. The recoverable amount is the higher of an asset’s or its cash-generating unit’s fair value less costs to sell and its value in use. Recoverable amount is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or group of assets. When the carrying amount of an asset or CGU exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount.

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

o) Cash and cash equivalents

Cash and cash equivalents in the statement of financial position, comprise cash at banks and on hands, money market accounts and time deposits with original maturities of three months or less when purchased.

For the purpose of the consolidated statement of cash flows, cash and cash equivalents consist of cash net of outstanding bank overdraft, if any.

Cash and cash equivalents which are not freely remissible to the holding Company because of currency exchange restrictions are classified as investment in the consolidated statement of financial position.

Copa Holdings, S. A. and subsidiaries

Notes to the consolidated financial statements

2.3 Summary of significant accounting policies (continued)

p) Provisions

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

q) Passenger traffic commissions

Passenger traffic commissions are recognized as expense when transportation is provided and the related revenue is recognized. Passenger traffic commissions paid but not yet recognized as expense are included in “Prepaid expenses” in the accompanying consolidated statement of financial position.

r) Share-based payments

Employees (including senior executives) of the Company receive remuneration in the form of share-based payment transactions, whereby employees render services as consideration for equity instruments (equity-settled transactions).

Equity-settled transactions

The cost of equity-settled transactions is recognized, together with a corresponding increase in additional paid in capital in equity, over the period in which the performance and/or service conditions are fulfilled. The cumulative expense recognized for equity-settled transactions at each reporting date until the vesting date reflects the extent to which the vesting period has expired and the Company’s best estimate of the number of equity instruments that will ultimately vest. The income statement expense or credit for a period represents the movement in cumulative expense recognized as at the beginning and end of that period and is recognized in “Salaries and benefits” expense (Note 23).

Copa Holdings, S. A. and subsidiaries

Notes to the consolidated financial statements

2.3 Summary of significant accounting policies (continued)

s) Maintenance deposit

The Company makes payments for engine overhauls under power by the hour agreements (“PBH”). Payments related to engine overhauls under PBH agreements are recognized as prepaid assets until the maintenance event occurs, at which time the actual costs of the maintenance is capitalized and are amortized over the expected period until the next event.

Additionally, the PBH covers minor maintenance events which are recognized as an expense when they occur. Management performs regular reviews of the recovery of maintenance deposits and believes that the values reflected in the consolidated statement of financial position are recoverable.

An impairment loss is recognized in the consolidated statement of income when the amount paid plus future estimated payments under the agreement exceed the future expected benefits.

t) Monetary unit

The consolidated financial statements are presented in U.S. Dollar, the legal tender of the Republic of Panama. The Republic of Panama does not issue its own paper currency, instead, the U.S. Dollar (US$) is used as legal currency.

2.4 Changes in accounting policies

Except for the changes below, the Company has consistently applied the accounting policies set out in Note 2.3 to all periods presented in these consolidated financial statement.

The Company has adopted the following new standards and amendments to standards with a date of initial application of 1 January 2013.

a.	Fair value measurement

b.	Presentation of items of other comprehensive income

c.	IAS 19 Employee benefits 2011

Fair value measurement

IFRS 13 establishes a single framework for measuring fair value and making disclosures about fair value measurements when such measurements are required or permitted by other IFRSs. It unifies the definition of fair value as the price that would be received to sell asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. It replaces and expands the disclosure requirements about fair value measurements in other IFRSs, including additional disclosures in this regard (see note 27.1)

Copa Holdings, S. A. and subsidiaries

Notes to the consolidated financial statements

2.4 Changes in accounting policies (continued)

In accordance with the transitional provisions of IFRS 13, the Company has applied the new fair value measurement guidance prospectively and has not provided any comparative information for new disclosures. Notwithstanding the above, the change had no significant impact on the measurements of the Company’s assets and liabilities

Presentation of items of other comprehensive income

As a result of the amendments to IAS 1, the Company has modified the presentation of items of OCI in its statement of profit or loss and OCI, to present separately items that would be reclassified to profit or loss from those that would never be. Comparative information has been re-presented accordingly.

IAS 19 Employee benefits 2011

As a result of IAS 19 (2011), the Group has changed its accounting policy with respect to the basis for determining the income or expense related to its post-employment defined benefit plans.

Under IAS 19 (2011), the Group determined the net interest expense (income) on the net defined benefit liability (asset) for the period by applying the discount rate used to measure the defined benefit obligation at the beginning of the annual period to the then-net defined benefit liability (asset) during the period as a result of contributions and benefit payments. Consequently, the net interest on the net defined benefit liability (asset) now comprises: interest cost on the defined benefit obligation, interest income on plan assets, and interest on the effect on the asset ceiling. Previously, the Company determined interest income on plan assets based on their long-term rate of expected return.

3. Significant accounting judgments, estimates and assumptions

The preparation of the Company’s consolidated financial statements requires management to make judgments, estimates and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities and the accompanying disclosures and the disclosure of contingent liabilities. Uncertainty about these assumptions and estimates could result in outcomes that require a material adjustment to the carrying amount of assets or liabilities in future periods.

Copa Holdings, S. A. and subsidiaries

Notes to the consolidated financial statements

3. Significant accounting judgments, estimates and assumptions (continued)

Judgments

In the process of applying the Company’s accounting policies, management has made judgment, which has the most significant effect on the amounts recognized in the consolidated financial statements in the following areas:

Leases

The Company has entered into lease contracts on some of the aircraft it operates. The Company has determined, based on the terms and conditions of the arrangements, that all the significant risks and rewards of ownership of the aircraft it leases are not transferred by the lessor, so it accounts for the contracts as operating leases.

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

Impairment of non financial assets

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

Property, plant and equipment

The Company’s management has determined that the residual value of the airframe, engines and components (rotable parts) owned is 15% of the cost of the asset, so the depreciation of flight equipment is made accordingly. Annually, management reviews the useful life and salvage value of each of these assets.

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

Taxes

The Company believes that tax positions taken are reasonable. However, various taxing authorities may challenge the positions taken resulting in additional liabilities for taxes and interest that may become payable in future years as a result of audits by the tax authorities. The tax positions involve considerable judgment on the part of management and tax positions are reviewed and adjusted to account for changes in circumstances, such as lapsing of applicable statutes of limitations, conclusions of tax audits, additional exposures based on identification of new issues or court decisions affecting a particular tax issue. Actual results could differ from estimates.

Copa Holdings, S. A. and subsidiaries

Notes to the consolidated financial statements

3. Significant accounting judgments, estimates and assumptions (continued)

Fair value measurement of financial instruments

When the fair value of financial assets and financial liabilities recorded in the statement of financial position cannot be measured based on quoted prices in active markets, their fair value is measured using valuation techniques. The inputs to these models are taken from observable markets where possible, but where this is not feasible, a degree of judgment is required in establishing fair values. Judgments include considerations of inputs such as liquidity risk, credit risk and volatility. Changes in assumptions about these factors could affect the reported fair value of financial instruments. See Note 27.7 for further disclosures.

Copa Holdings, S. A. and subsidiaries

Notes to the consolidated financial statements

4. Standards issued but not yet effective

The standards and interpretations that are issued, but not yet effective, up to the date of issuance of the Company’s financial statements are disclosed below. The Company intends to adopt these standards, if applicable, when they become effective.

IFRS 9 Financial Instruments:

IFRS 9, as issued, reflects the first phase of the IASB’s work on the replacement of IAS 39 and applies to classification and measurement of financial assets and financial liabilities as defined in IAS 39. The standard was initially effective for annual periods beginning on or after 1 January 2013, but Amendments to IFRS 9 Mandatory Effective Date of IFRS 9 and Transition Disclosures, issued in December 2011, moved the mandatory effective date to 1 January 2015. In subsequent phases, the IASB is addressing hedge accounting and impairment of financial assets. The Company will quantify the effect in conjunction with the other phases, when the final standard including all phases is issued.

Investment Entities (amendments to IFRS 10, IFRS 12 and IAS 27)

These amendments are effective for annual periods beginning on or after 1 January 2014 provide an exception to the consolidation requirement for entities that meet the definition of an investment entity under IFRS 10. The exception to consolidation requires investment entities to account for subsidiaries at fair value through profit or loss. It is not expected that this amendment would be relevant to the Company, since none of the entities in the Group would qualify to be an investment entity under IFRS 10.

IAS 32 Offsetting Financial Assets and Financial Liabilities — Amendments to IAS 32

These amendments clarify the meaning of “currently has a legally enforceable right to set-off” and the criteria for non-simultaneous settlement mechanisms for clearing houses to qualify for offsetting. These are effective for annual periods beginning on or after 1 January 2014. These amendments are not expected to be relevant to the Company.

IFRIC Interpretation 21 Levies (IFRIC 21)

IFRIC 21 clarifies that an entity recognizes a liability for a levy when the activity that triggers payment, as identified by the relevant legislation, occurs. For a levy that is triggered upon reaching a minimum threshold, the interpretation clarifies that no liability should e anticipated before the specified minimum threshold is reached. IFRIC 21 is effective for annual periods beginning on or after 1 January 2014. The Company does not expect that IFRIC 21 will have material financial impact in future financial statements.

Copa Holdings, S. A. and subsidiaries

Notes to the consolidated financial statements

5. Cash and cash equivalents

	2013	2012
Checking and saving accounts	$96,770	$44,504
Time deposits of no more than ninety days	14	476
Overnight deposits	41,630	30,616
Cash on hand	696	498

	$139,110	$76,094

Time deposits earn interest based on rates determined by the banks in which the instruments are held. The use of the time deposits depends on the cash requirements of the Company and bear interest rates ranging between 0.27% and 3.75% as of December 31, 2013 (0.05% and 3.75% as of December 31, 2012).

6. Investments

	2013	2012
Short-term investments:
Time deposits between 90 and 365 days	$513,523	$484,838
Other restricted cash investments	479,056	90,171

	$992,579	$575,009

Long term investments:
Time deposits of more than 365 days	$37,000	$68,000
Restricted cash	590	1,445

	$37,590	$69,445

As of December 31, 2013 $479,056 are not available for use by the Company due to exchange controls in Venezuela ($ 90,171 million not available for use as of December 31, 2012).

Copa Holdings, S. A. and subsidiaries

Notes to the consolidated financial statements

7. Accounts receivable

	2013	2012
Travel agencies and airlines clearing house	$60,947	$81,460
Credit cards	45,131	31,555
Cargo and other travel agencies	13,940	9,491
Mail	2,535	2,385
Other	14,562	13,499

	137,115	138,390
Provision for impairment	(4,248)	(3,183)

	$132,867	$135,207

	2013	2012
Current	$98,751	$111,288
Past due 0 to 30 days	19,280	11,076
Past due 31 to 60 days	5,865	3,611
More than 60 days	13,219	12,415

	$137,115	$138,390

Current accounts receivable are those that do not show delays in their payments, according to the date agreed with the customer. The provision for impairment is made collectively when the Company estimates that it will not be able to collect all of the amounts past due. Movements in the provision for impairment of receivables were as follows:

	2013	2012
Balance at beginning of year	$3,183	$4,537
Additions	4,560	6,829
Write-offs	(3,495)	(8,183)

Balance at end of year	$4,248	$3,183

Copa Holdings, S. A. and subsidiaries

Notes to the consolidated financial statements

8. Expendable parts and supplies

	2013	2012
Material for repair and maintenance	$50,871	$43,476
Purchases in transit	3,637	5,297
Other inventories	2,306	1,830

	$56,814	$50,603

The amount of expendable parts and supplies recognized as an expense in the consolidated statement of income in “Maintenance, material and repairs” was $26.9 million, $22.7 million and $18.1 million for the years ended December 31, 2013, 2012 and 2011, respectively.

9. Prepaid expenses

	2013	2012
Prepaid taxes	$24,631	$19,928
Prepaid commissions	10,935	6,942
Prepaid insurance	261	7,631
Prepaid rent	5,635	2,818
Prepaid—other	13,349	25,801

	$54,811	$63,120

10. Other current assets

	2013	2012
Derivatives financial instruments	$13,748	$8,991
Others	9,035	7,337

	$22,783	$16,328

Copa Holdings, S. A. and subsidiaries

Notes to the consolidated financial statements

11. Property, plant and equipment, net

A summary of equipment and leasehold improvements as of December, 31 2013, are as follows:

	Airframe	Engines	Purchase deposits for flight equipment	Aircraft Components	Ramp and Miscellaneous Flight Equipment	Furniture, Fixtures, Equipment and Other	Leasehold Improvements	Construction in Progress	Total
Cost
Balance at 1 January 2013	$1,400,975	$867,096	$245,544	$124,145	$32,618	$21,725	$19,112	$6,004	$2,717,219
Transfer of Pre-Delivery Payments	—	6,737	(109,103)	—	—	—	—	—	(102,366)
Additions	40,097	—	189,626	36,355	4,323	2,512	534	4,900	278,347
Other	—	—	2,578	—	—	—	—	—	2,578
Disposals	—	—	—	(4,906)	(276)	(1,301)	—	(1,469)	(7,952)
Effect of movements in exchange rates	(878)	—	—	(9)	(219)	(437)	(17)	—	(1,560)
Reclassifications	20,016	1,239	—	(28,094)	320	1,025	5,377	(6,188)	(6,305)
Other	—	—	(1,100)	—	—	—	—	—	(1,100)

Balance at 31 December 2013	$1,460,210	$875,072	$327,545	$127,491	$36,766	$23,524	$25,006	$3,247	$2,878,861

Accumulated Depreciation
Balance at 1 January 2013	$(237,484)	$(117,940)	$—	$(25,978)	$(22,409)	$(16,406)	$(12,371)	$—	$(432,588)
Depreciation for the year	(61,288)	(26,164)	—	(4,904)	(3,060)	(2,286)	(3,030)	—	(100,732)
Disposals	—	—	—	338	127	1,244	—	—	1,709
Effect of movements in exchange rates	805	—	—	14	108	324	15	—	1,266
Reclassifications	(359)	—	—	991	83	(1,493)	776	—	(2)

Balance at 31 December 2013	$(298,326)	$(144,104)	$—	$(29,539)	$(25,151)	$(18,617)	$(14,610)	$—	$(530,347)

Carrying Amounts
At January 2013	$1,163,491	$749,156	$245,544	98,167	$10,209	$5,319	$6,741	$6,004	$2,284,631

At December 2013	$1,161,884	$730,968	$327,545	$97,952	$11,615	$4,907	$10,396	$3,247	$2,348,514

59 aircraft with a carrying value of $1.7 billion are pledged as collateral for the obligation of the special purpose entities.

Copa Holdings, S. A. and subsidiaries

Notes to the consolidated financial statements

11. Property, plant and equipment, Net (continued)

	Airframe	Engines	Purchase deposits for flight equipment	Aircraft Components	Ramp and Miscellaneous Flight Equipment	Furniture, Fixtures, Equipment and Other	Leasehold Improvements	Construction in Progress	Total
Cost
Balance at 1 January 2012	$1,184,757	$737,373	$242,287	$103,000	$29,706	$19,932	$17,499	$12,291	$2,346,845
Transfer of Pre-Delivery Payments	117,411	86,411	(203,822)	—	—	—	—	—	—
Additions	98,807	43,312	187,970	12,117	3,357	2,265	1	4,191	352,020
Other	—	—	19,109	—	—	—	—	—	19,109
Disposals	—	—	—	(481)	(418)	(530)	(187)	—	(1,616)
Effect of movements in exchange rates	—	—	—	—	—	—	—	—	—
Reclassifications	—	—	—	9,509	(27)	58	1,799	(10,478)	861
Other	—	—	—	—	—	—	—	—	—

Balance at 31 December 2012	$1,400,975	$867,096	$245,544	$124,145	$32,618	$21,725	$19,112	$6,004	$2,717,219

Accumulated Depreciation
Balance at 1 January 2012	$(185,678)	$(94,804)	$—	$(22,122)	$(19,960)	$(14,657)	$(9,433)	$—	$(346,654)
Depreciation for the year	(51,806)	(23,136)	—	(3,960)	(2,704)	(2,428)	(2,330)	—	(86,364)
Disposals	—	—	—	110	385	436	103	—	1,034
Effect of movements in exchange rates	—	—	—	(6)	(95)	208	(22)	—	85
Reclassifications	—	—	—	—	(35)	35	(689)	—	(689)
Other	—	—	—	—	—	—	—	—	—

Balance at 31 December 2012	$(237,484)	$(117,940)	$—	$(25,978)	$(22,409)	$(16,406)	$(12,371)	$—	$(432,588)

Carrying Amounts
At January 2012	$999,079	$642,569	$242,287	80,878	$9,746	$5,275	$8,066	$12,291	$2,000,191

At December 2012	$1,163,491	$749,156	$245,544	$98,167	$10,209	$5,319	$6,741	$6,004	$2,284,631

59 aircraft with a carrying value of $1.8 billion are pledged as collateral for the obligation of the special purpose entities.

Copa Holdings, S. A. and subsidiaries

Notes to the consolidated financial statements

12. Goodwill

Movements in goodwill were as follows:

	2013	2012
Balance at beginning of year	$27,575	$25,099
Effect of movements in exchange rates	(2,270)	2,476

Balance at end of year net of exchange rates	$25,305	$27,575

13. Other intangible assets

At the acquisition date both (routes and brand name) were valued and recognized as intangible assets with an indefinite useful life, and recorded in Colombian pesos, which is the functional currency of the subsidiary. Variations year over year in the gross amounts of Routes and Brand Name Rights, correspond to the changes in the USD / Colombian Peso exchange rates.

During the third quarter of 2010, AeroRepública began to operate under the Copa Colombia brand, causing a change in management’s assumption from indefinite life to 5 years for the AeroRepública’s brand name. Based on the change of the commercial name, an impairment loss was recognized for $1.5 million during 2010. The remaining balance of this intangible asset is being amortized over 5 years

As of December 31, 2013, the Company recognized a write-off and an impairment charge of $21.1 and $10.1 million, respectively, due to the change in operating plan for Copa Colombia. The strategy consists of shifting Copa Colombia’s capacity from domestic to international markets. The total amount was recognized on the consolidated income statement in the depreciation, amortization and impairment caption.

Copa Holdings, S. A. and subsidiaries

Notes to the consolidated financial statements

13. Other intangible assets (continued)

	Routes and Brand Name Rights	License and Software Rights	Intangibles in Process	Total
Cost
Balance at 1 January 2013	$38,932	$27,107	$10,441	$76,480
Additions	—	60	9,525	9,585
Write off of domestics routes	(21,066)	—	—	(21,066)
Disposals	—	—	(724)	(724)
Reclassifications	—	6,670	(6,670)	—
Effect of movements in exchange rates	(3,328)	—	—	(3,328)

Balance at 31 December 2013	$14,538	$33,837	$12,572	$60,947

Amortization
Balance at 1 January 2013	$(1,880)	$(15,218)	$—	$(17,098)
Amortization, impairment for the year	(10,986)	(4,627)	—	(15,613)
Effect of movements in exchange rates	(22)	—	—	(22)

Balance at 31 December 2013	$(12,888)	$(19,845)	$—	$(32,733)

Carrying Amounts
At 1 January 2013	$37,052	$11,889	$10,441	$59,382

At 31 December 2013	$1,650	$13,992	$12,572	$28,214

	Routes and Brand Name Rights	License and Software Rights	Intangibles in Process	Total
Cost
Balance at 1 January 2012	$35,300	$18,131	$6,821	$60,252
Additions	—	8,976	3,746	12,722
Reclassifications	—	—	(126)	(126)
Effect of movements in exchange rates	3,632	—	—	3,632

Balance at 31 December 2012	$38,932	$27,107	$10,441	$76,480

Amortization
Balance at 1 January 2012	$(926)	$(12,279)	$—	$(13,205)
Amortization for the year	(970)	(2,939)	—	(3,909)
Effect of movements in exchange rates	16	—	—	16

Balance at 31 December 2012	$(1,880)	$(15,218)	$—	$(17,098)

Carrying Amounts
At 1 January 2012	$34,374	$5,852	$6,821	$47,047

At 31 December 2012	$37,052	$11,889	$10,441	$59,382

Copa Holdings, S. A. and subsidiaries

Notes to the consolidated financial statements

14. Impairment testing of goodwill and intangible assets with indefinite lives

Goodwill acquired through business combination and the intangible with indefinite lives has been allocated to the domestic and international routes comprising CGUs of Aero Republica.

Carrying amount of goodwill and intangible allocated to the CGU.

	Domestic routes CGU		Aero Republica (International and Domestic CGUs)		Total
	2013	2012	2013	2012	2013	2012
Goodwill	$—	$—	$25,305	$27,575	$25,305	$27,575
Domestics routes	—	31,170	—	—	—	31,170

	$—	$31,170	$25,305	$27,575	$25,305	$58,745

The Company performed its annual impairment test in December 2013 and 2012. The Company considers several variables when reviewing for indicators of impairment. As at 31 December 2013, recoverable amount of the routes was below the carrying amount, indicating impairment of intangible asset related with the domestic routes. Changes to the operating plan for Copa Colombia have had affected this asset.

Domestic routes

The recoverable amount of the CGU as at 31 December 2013 has been determined based on the multi-period excess earnings method under the income approach. The multi-period excess earnings method reflects the present value of the cash flow generated by existing routes after taking into account the cost to realize the revenue and appropriate discount rate to reflect the time value and risk associated with the projected performance o the intangible asset. The cash flows generated has been updated to reflect the changes to the operating plan of Copa Colombia. It was conclude that the carrying value of the domestic routes CGU is greater than the recoverable amount. As a result of this analysis, management has recognized a write-off and an impairment charge of US$21.1 millions and $ 10.1 million, respectively, representing the total amount of the intangible.

Aero República

Through our analysis we determined the recoverable amount for Aero Republica of US$230 million at December 31, 2013 by comparing the income approach via the discounted cash flow method and the market approach via the guideline public company method, based on our assessment that they were the most appropriate methods for estimating the recoverable amount of the CGUs. The Company prepared financial projections from 2014 to 2018 for the CGUs, which formed the bases for the analysis. As of the valuation date, the forecast represent management best estimate regarding the future operations of the CGUs.

Copa Holdings, S. A. and subsidiaries

Notes to the consolidated financial statements

14. Impairment testing of goodwill and intangible assets with indefinite lives (continued)

Key assumptions used in fair value calculations

The calculations of fair value of the asset is sensitive to the following assumptions:

•	Revenue

•	Discount rates

Revenue – the revenue attributable to the routes were solely based on the passenger revenue from existing routes as of the valuation date. The Company calculated the projected passenger revenue from existing routes by subtracting the forecast for revenues expected to be generated from new routes and charters from the total passenger revenue forecasts. A decrease in revenues is considered based on the operating plan of Copa Colombia.

Discount rates – The selected rate for the routes was 13.0%, which approximates the WACC. In determining the discount rate for the routes, in addition to the WACC, it is considered two other factors in selecting the discount rate: 1) the nature of the asset; and 2) the overall composition of the CGU asset. The selected discount rate reflects the amount of risk associated with the hypothetical future cash flow generated by the routes. The routes are an integral part of the overall business and therefore, the Company considered the routes to have the same inherent risk as the overall business.

Sensitivity to changes in assumptions

Revenue – price competition is a fundamental wapon that carriers commonly use to seek a greater share of the market. The company estimated a reduction in revenue related with the domestic routes and an increase of revenues related with international routes. This increase is related with the operational plan of the company to enforce the international flights.

15. Other assets

	2013	2012
Guaranty deposits	$18,506	$18,410
Deposits for litigation	16,398	18,204
Maintenance deposits	41,581	59,375
Deferred tax assets	7,453	3,654
Complementary tax	4,365	0
Other assets	12,571	11,325

	$100,874	$110,968

Guaranty deposits mainly are amounts paid to fuel suppliers, as require at the inception of the agreements.

Deposit for litigation is paid into escrow account until the related dispute is settled. (See Note 26)

Copa Holdings, S. A. and subsidiaries

Notes to the consolidated financial statements

15. Other assets (continued)

Maintenance deposits mainly refer to payments made by the Company for overhaul covered by power by the hour arrangements to be used for future engines maintenance events. Maintenance deposits paid do not transfer either obligation to maintain aircraft or cost risk associated with maintenance activities to providers. During 2013 the Company recognized an impairment loss of $1.2 million in connection with the estimated unrecoverable amount of the prepayment. This amount is included in Maintenance, material and repairs in the income statement.

16. Long-term debt

	2013	2012
Long-term fixed rate debt (secured fixed rate indebtedness due through 2023 effective rates ranged from 1.81% to 5.58%)	$540,452	$619,391
Long-term variable rate debt (secured variable rate indebtedness due through 2023 effective rates ranged from 0.27% to 2.12%)	529,384	571,713
Loans payable	—	15,000

Sub-total	1,069,836	1,206,104
Less current maturities	156,329	136,268

Long-term debt less current maturities	$913,507	$1,069,836

Maturities of long-term debt for the next five years are as follows:

Year ending December 31,
2014	$156,329
2015	$150,397
2016	$124,271
2017	$114,718
2018	$134,978
Thereafter	$389,143

As of December 31, 2013 and 2012, the Company had $714.9 and $811.8 million of outstanding indebtedness, respectively, that is owed to financial institutions under financing arrangements guaranteed by the Export-Import Bank of the United States. The Export-Import Bank guarantees support 85% of the net purchase price of the aircraft and are secured with a first priority mortgage on the aircraft in favor of a security trustee on behalf of Export-Import Bank.

Copa Holdings, S. A. and subsidiaries

Notes to the consolidated financial statements

16. Long-term debt (continued)

The Company’s Export-Import Bank supported financings are amortized on a quarterly basis, are denominated in U.S. Dollars and originally bear interest at a floating rate linked to LIBOR.

The Export-Import Bank guaranteed facilities typically offer an option to fix the applicable interest rate. The Company has exercised this option with respect to $490.9 million as of December 31, 2013 ($563.5 million as of December 31, 2012)

The Company effectively extends the maturity of its aircraft financing to 15 years through the use of a “Stretched Overall Amortization and Repayment,” or SOAR, structure which provides serial draw-downs calculated to result in a 100% loan accreting to a recourse balloon at the maturity of the Export-Import Bank guaranteed loan which totaled $81.9 million as of December 31, 2013 ($71.0 million as of December 31, 2012)

See Note 26 for information regards financial covenants relating with the Company’s financial agreement.

17. Accounts and transactions with related parties

	2013	2012
Accounts receivable from related parties:
ASSA Compañía de Seguros, S.A.	$2,183	$1,113
Others	6	16

	$2,189	$1,129

	2013	2012
Accounts payable to related parties:
ASSA Compañía de Seguros, S.A.	$226	$7,437
Petróleos Delta	14,189	11,861
Others	68	957

	$14,483	$20,255

Copa Holdings, S. A. and subsidiaries

Notes to the consolidated financial statements

17. Accounts and transactions with related parties (continued)

Transaction with related parties detail for the year ended December 31, are as follows:

		Amount of transaction	Amount of transaction	Amount of transaction
Related Party	Transaction	2013	2012	2011
Banco General	Debt	—	—	705
	Interest received	2,183	1,874	1,249
	Interest paid	—	13	51
ASSA Compañía de Seguros, S.A.	Insurance	1,691	10,381	12,785
Petróleos Delta	Purchase jet fuel	371,369	354,934	283,174
Desarrollo Inmobiliario del Este, SA	Property	2,615	2,295	2,055
Galindo, Arias & López	Legal services	431	587	511
Motta Internacional & Global Brands	Purchases	1,340	1,189	857
RD Nexos	Advertising	2,355	3,805	339
Call Center Corporation	Call center	—	425	2,593
Telecarrier, S.A.	Payments	—	—	—

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

17. Accounts and transactions with related parties (continued)

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

Compensation of Key Management Personnel

Compensation to the Company’s key management personnel is as follows:

	2013	2012	2011
Short-term employees benefits	$3,093	$3,505	$3,281
Post-employment pension	59	67	64
Stock based compensation	5,152	4,866	4,100

	$8,304	$8,438	$7,445

The Company has not set aside any additional funds for future payments to executive officers, other than one pursuant to a non-compete agreement for $3.0 million established in 2006.

Copa Holdings, S. A. and subsidiaries

Notes to the consolidated financial statements

18. Accrued expenses payable

Labor related provisions

The Company sponsors a profit-sharing program for both management and non-management personnel. For members of management, profit-sharing is based on a combination of the Company’s performance as a whole and the achievement of individual goals. Profit-sharing for non-management employees is based solely on the Company’s performance. The accrual at year end represents the amount expensed for the current year which is expected to be settled within 12 months.

GDS expenses and miscellaneous provisions

The Company records estimation for charges received through clearinghouse for general distribution systems (GDS) charges related to ticket transactions and for centralized Bank Settlement Plan (BSP) charges related to processing costs and administrative fees. These provisions are established every month and reversed the next month when paid.

The provisions detail at December 31 is as follows:

	2013	2012
Accruals and estimations	$39,078	$18,027
Labor related provisions	36,897	30,020

	$75,975	$48,047

19. Other current liabilities

	2013	2012
Derivative financial instruments	$3,240	$5,589
Vacation payable	1,250	1,224
Others	3,643	4,089

	$8,133	$10,902

Copa Holdings, S. A. and subsidiaries

Notes to the consolidated financial statements

20. Other long-term liabilities

	Provision for claims	Provision for litigations	Provision for return condition	Other long term liabilities	Total
At 1 January 2013	$145	$18,234	$23,359	$1,988	$43,726
Increases	1	615	10,483	228	11,327
Used	(10)	(16)	—	—	(26)
Effect of movements in exchange rates	(5)	(2,382)	(532)	—	(2,919)
Others	—	—	—	(885)	(885)

At 31 December 2013	$131	$16,451	$33,310	$1,331	$51,223

	Provision for claims	Provision for litigations	Provision for return condition	Other long term liabilities	Total
At 1 January 2012	$84	$18,856	$23,731	$1,986	$44,657
Increases	117	951	10,114	228	11,410
Used	(64)	(34)	(10,671)	(69)	(10,838)
Effect of movements in exchange rates	8	(1,539)	185	—	(1,346)
Others	—	—	—	(157)	(157)

At 31 December 2012	$145	$18,234	$23,359	$1,988	$43,726

Provision for claims

A provision is recognized for expected payments related with labor legal cases. This provision will be used in the next 12 months.

Provision for litigations

Provisions for litigation in process (Note 26- commitments and contingencies).

Provision for return condition

For operating leases, the Company is contractually obliged to return aircraft in a defined condition. The Company accrues for restitution costs related to aircraft held under operating leases throughout the duration of the lease.

Other long term liabilities

Provision for non-compete agreement is created for payment to senior management related to covenants not to compete with us in the future (Relative to the $3 million trust fund). This provision is accounted for as other long term employee benefit under IAS 19—Employ benefits.

Copa Holdings, S. A. and subsidiaries

Notes to the consolidated financial statements

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

At December 31, 2013, the scheduled future minimum lease rental payments required under aircraft and non-aircraft operating leases that have initial non-cancelable lease terms in excess of one year are as follows:

	Aircraft	Engines and Other
Up to one year	$103,861	$10,263
One to five years	362,016	11,414
Over five years	252,646	4,378

Total minimum lease rental payments	$718,523	$26,055

Total rent expense was $140.5 million, $118.7 million and $87.4 million for the years ended December 31, 2013, 2012 and 2011, respectively.

Copa Holdings, S. A. and subsidiaries

Notes to the consolidated financial statements

22. Income taxes

	2013	2012	2011
Current tax expense
Current period	$59,671	$33,285	$27,071
Adjustment for prior period	423	124	(105)

	60,094	33,409	26,966

Deferred tax expense
Origination and reversal of temporary differences	1,005	6,458	8,620

Total income tax expense	$61,099	$39,867	$35,586

The balances of deferred taxes are as follows:

	Statements of Financial Positions		Profits & Loss
	2013	2012	2013	2012	2011
Deferred tax liabilities
Intangible	(561)	(12,598)	(10,965)	(133)	(314)
Reserve for maintenance	(14,441)	(11,707)	2,796	2,750	4,255
Undistributed earnings	(14,132)	(5,978)	8,155	2,749	1,904
PP&E	(7,099)	(4,955)	2,297	1,300	1,200
Others	(2,988)	(3,091)	1,426	(64)	671
Set off tax	1,262	3,965	—	—	—

	(37,959)	(34,364)	3,709	6,602	7,716
Deferred tax assets
Return conditions	504	1,024	501	1,538	494
ATL stations	4,079	1,613	(2,357)	(524)	(432)
Other provisions	4,132	4,982	(848)	(1,158)	841
Set off tax	(1,262)	(3,965)		—	—

	7,453	3,654	(2,704)	(144)	903

Net deferred tax liabilities	(30,506)	(30,710)	1,005	6,458	8,619

The aggregate amount of temporary differences associated with investments in subsidiaries, branches and associates and interests in joint ventures, for which deferred tax liabilities have not been recognized is $24,014 at December 31, 2013.

Copa Holdings, S. A. and subsidiaries

Notes to the consolidated financial statements

22. Income taxes (continued)

Reconciliation of effective tax rate is as follows:

	2013	2013	2012	2012	2011	2011
Net income		427,471		326,476		310,425
Total income tax expense		61,099		39,867		35,586

Profit excluding income tax		488,570		366,343		346,011

Income taxes at Panamanian statutory rates	25.0%	122,143	25.0%	91,586	25.0%	86,503
Panamanian gross tax election
Effect of tax rates in non-Panamanian jurisdictions	(5.2%)	(25,240)	(2.6%)	(9,436)	(3.9%)	(13,269)
Exemption in non-taxable countries	(7.4%)	(36,228)	(11.6%)	(42,407)	(10.9%)	(37,543)
Under (over) provided in prior periods	0.1%	424	0.0%	124	0.0%	(105)

Provision for income taxes	12.5%	61,099	10.9%	39,867	10.3%	35,586

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

The total compensation cost recognized for non-vested stock and options awards was $6.0 million, $7.0 million and $7.7 million in 2013, 2012 and 2011 respectively, and was recorded as a component of “Salaries and benefits” within Administrative expenses.

Non-vested Stock

Copa Holdings approved a one-time non-vested stock bonus award for certain executive officers of the Company.

A summary of the terms and conditions, properly approved by the Compensation Committee of our Board of Directors, relating to the grants of the non-vested stock award under the equity compensation plan is as follows:

Copa Holdings, S. A. and subsidiaries

Notes to the consolidated financial statements

23. Share-based payments (continued)

Grant Date	Number of Instruments	Vesting, Conditions	Contractual life
March, 2011	43,464	One-third every anniversary	3 years
March, 2011	220,000	15% first two anniversaries, 20% third anniversary, 30% fourth anniversary and 20% fifth anniversary	5 years
March, 2011	55,000	Fifth anniversary	5 years
February, 2012	42,358	One-third every anniversary	3 years
June, 2012	4,547	15% first two anniversaries, 20% third anniversary, 30% fourth anniversary and 20% fifth anniversary	5 years
June, 2012	1,515	Fifth anniversary	5 years
February, 2013	23,899	One-third every anniversary	3 years
February, 2013	19,786	15% first three anniversaries, 25% fourth and 30% fifth anniversary	5 years

Non-vested stock awards were measured at their fair value, which is the same amount for which a similarly restricted share would be issued to third party, on the grant date. For the 2013 grants, the fair value of these non-vested stocks award was $103.73 ($75.39—2012).

A summary of non-vested stock award activity under the plan as of December 31, 2013 and 2012 with changes during these years are as follows:

Shares	2013	2012
Non-vested at January 1st	296,083	385,401
Granted	43,685	48,420
Vested	(53,742)	(137,291)
Forfeited	(26,946)	(447)

Non-vested at December 31st	259,080	296,083

The Company uses the accelerated attribution method to recognize the compensation cost for awards with graded vesting periods. The Company estimates that the remaining compensation cost, not yet recognized for the non-vested stock awards, is $6.1 million with a weighted average remaining contractual life of 2.6 years. Additionally, the Company estimates that the 2014 compensation cost related to this plan will be $3.6 million.

Copa Holdings, S. A. and subsidiaries

Notes to the consolidated financial statements

23. Share-based payments (continued)

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

A summary of options award activity under the plan as of December 31, 2013 and 2012 and changes during the year is as follows:

Shares	2013	2012
Outstanding at January 1st	29,348	32,639
Exercised	(8,408)	(3,291)

Outstanding at December 31st	20,940	29,348

Stock Options

The Company uses the accelerated method to recognize the compensation cost for stock options. There is no additional compensation cost to be recognized for stock options and the weighted average contractual life is 3.2 years.

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

The following reflects the income and share data used in the basic and diluted earnings per share computations:

	2013	2012	2011
Net income	$427,471	$326,476	$310,425
Denominator for basic and diluted earnings per share
Weighted average common shares outstanding	44,083	44,002	43,823
Non-vested dividend participating non vested awards	305	398	670

Total shares for basic and diluted earnings per share	44,388	44,400	44,493
Earnings per share
Basic and diluted	$9.63	$7.35	$6.98

25. Dividends paid

On August 7, 2013, the Board of Directors of Copa Holdings resolved to change the Company’s dividend policy to increase the annual distribution to an amount equal to 40% of the prior year’s annual consolidated net income. In addition, future dividends will be distributed in equal quarterly installments during the months of March, June, September and December, subject to board approval each quarter.

In September and December 2013 the Company paid dividends in the amount $0.73 per share, each.

Copa Holdings, S. A. and subsidiaries

Notes to the consolidated financial statements

26. Commitments and contingencies

The Company has two (2) purchase contracts with Boeing, one for 12 Boeing 737-Next Generation aircraft, under which the Company has twelve (12) firm orders, and another order for thirty (30) Boeing 737-Next Generation aircraft, under which the company has twenty (20) firm orders and ten (10) purchase orders. The firm orders have an approximate value of $3.0 billion based on aircraft list prices, including estimated amounts for contractual price escalation and pre-delivery deposits. The Company is scheduled to take delivery of the aircraft underlying the 12 firm orders between 2014 and 2015, and the aircraft underlying the 20 firm orders between 2015 and 2018.

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

As of December 31, 2013, the Company was in compliance with all required covenants.

Labor Unions

Approximately 54% of the Company’s 8,644 employees are unionized. There are currently nine (9) union organizations; five (5) covering employees in Panama and four (4) covering employees in Colombia. Traditionally Copa Airlines had good relations with its employees and all the unions, and expects to continue to enjoy good relations with its employees and the unions in the future.

Labor Unions (continued)

The four (4) unions covering employees in Panama include: the pilots’ union (UNPAC); the flight attendants’ union (SIPANAB); the mechanics’ union (SITECMAP); and an industry union (SIELAS), which represents ground personnel, messengers, drivers, passenger service agents, counter agents and other non-executive administrative staff.

Copa Airlines entered into collective bargaining agreements with its mechanics’ union (SITECMAP) in April 2009; its general union (SIELAS) in December 2013; its pilot union (UNPAC) in August 2012 and its flight attendants’ union (SIPANAB) in March 2010.

Collective bargaining agreements in Panama are typically between three and four year terms.

Copa Holdings, S. A. and subsidiaries

Notes to the consolidated financial statements

26. Commitments and contingencies (continued)

The four (4) unions covering employees in Colombia are: Pilots’ union (ACDAC), flight attendants’ union (ACAV), a Mechanics union (ACMA) and an industry union (SINTRATAC). With these unions, negotiations were held without agreement and arbitration processes are ongoing in these cases.

Typically, collective bargaining agreements in Colombia have terms of two to three years. Copa Colombia had usually settled its collective bargaining agreement negotiations directly with the unions or through arbitration proceedings and had traditionally experienced good relations with its unions.

Additional to Unions in Panama and Colombia, the Company’s employees in Brazil are covered by industry union agreements that cover all airline industry employees in the country; employees in Uruguay are covered by an industry union; airport employees in Argentina are affiliated to an industry union (UPADEP); airport employees in Puerto Rico are affiliated an industry union (IAM) and most airport employees in Chile are covered by a union.

Lines of Credit for Working Capital and Letters of Credit

The Company maintained available facilities for letters of credit with several banks with a value of $33.0 million and $29.1 million at December 31, 2013 and 2012, respectively. These letters of credit are pledged mainly for operating lessors, maintenance providers and airport operators. Of this total, $3.8 million ($3.4 million for 2012) are letters of credit opened on behalf of Copa Colombia for the same purposes listed above.

Copa Airlines has lines of credit at total amount of $150.5 million, in which it has committed lines of credit totaling $60.0 million, including one line of credit for $15 million and one overdraft line of credit of $5 million with Banco General, an overdraft line of credit of $10 million with Towerbank and a line of credit of $30 million with BancoNacional de Panamá. Copa Airlines also has uncommitted lines of credit totaling $90.5 million, including one line of credit of $60.0 million with Bladex, a line of credit of $20 million with Citibank and one line of credit of $10.5 million with Banco Panama. These lines of credit have been put in place to bridge liquidity gaps and for other potential contingencies. Aerorepublica has an uncommitted line of credit of $10 million with Citibank.

As of December 31, 2013 Copa Airlines and Aerorepublica do not have any outstanding balances from lines of credit ($15 million dollars of outstanding balance with Bladex as of December 31, 2012).

Copa Holdings, S. A. and subsidiaries

Notes to the consolidated financial statements

26. Commitments and contingencies (continued)

Litigation

The Company is the plaintiffs in an action filed against INFRAERO, Brazil’s airport operator, in October of 2003 challenging the legality of the Additional Airport Tariffs (Adicional das Tarifas Aeroportuárias, or ATAERO), which is a 50% surcharge imposed on all airlines which fly to Brazil. Similar suits have been filed against INFRAERO by other major airline carriers. In its case, the court of first instance ruled in favor of INFRAERO and the Company has appealed the judgment. During the pendency of the litigation, the Company continues to pay the amounts of ATAERO due into an escrow account and as of December 31, 2013, the aggregate amount in such account totaled US$16 million (US$18 million in 2012). In the event the Company receives a final unfavorable judgment, it will be required to release the escrowed fund to INFRAERO and will not be able to recover such amounts. The Company does not, however, expect the release of such amounts to have a material impact on its financial results.

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

The Company’s derivative contracts did not qualify as hedges for financial reporting purposes. Accordingly, changes in fair value of such derivative contracts, which amounted to $25.9 million, $9.9 million and $3.5 million in years 2013, 2012 and 2011, respectively, were recorded as a component of “Other, net” in the consolidated statement of income.

Copa Holdings, S. A. and subsidiaries

Notes to the consolidated financial statements

27.1 Fuel price risk (continued)

The fair value of derivative contracts amounted to $14 million at December 31, 2013 recorded in “Other current assets”, $9 million and; $(0.4) million at December 31, 2012 and was recorded in “Other current assets” and “Other current liabilities” in the consolidated statement of financial position respectively. The Company’s purchases of jet fuel are made primarily from one supplier.

At December 31, 2013, the Company held derivative instruments for 23% of its projected fuel consumption for 2014, in comparison with 35% of its 2013 fuel expense.

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

The sensitivity of a possible change in the price of jet fuel, with all other variables held constant, of the Company’s income before income taxes if the price of jet fuel were to increase or decrease by 5% would be $39.2 million in 2013.

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

In 2013, approximately 52% of the Company’s expenses and 39% of its revenues are denominated in dollars. The rest of revenue and expenses are denominated in currencies of countries to/from which the Company flies, on which the most significant is the Colombian Peso. Generally, the Company’s exposure to foreign currency risk is limited to a period of up to two weeks, from the moment that the sale is completed until the funds are repatriated to Panama in dollars.

.

Copa Holdings, S. A. and subsidiaries

Notes to the consolidated financial statements

27.2 Market risk (continued)

Foreign currency risk (continued)

If the devaluation percentage of the most representative currencies, excluding Venezuela’s bolivar would have been 5% during 2013 and the remaining market variables were constant, the pretax income would have fallen by $0.28 million in 2013. The decrease origin would be principally for exchange losses, due to the repatriation of the currency, because the Company generally maintains more assets than liabilities in foreign currency, basically cash and cash equivalents.

Due to exchange controls in Venezuela, however, the Company often experiences additional delays converting cash generated from its local operations in Venezuela. If the devaluation percentage of the Venezuelan bolivar had been 40% during 2013 and the remaining market variables remained constant, pretax income would have fallen by $194.3 millions in 2013.

The following chart summarized the Company’s exchange risk exposure (assets and liabilities denominated in foreign currency) at December 31:

	As of December 31, 2013	As of December 31, 2012
Assets
Cash and cash equivalents	$107,012	$210,695
Investments	479,056	90,171
Accounts receivables, net	57,317	68,774
Prepaid expenses	28,119	15,478
Other assets	43,949	108,369

Total assets	$715,453	$493,487

Liabilities
Accounts payables suppliers and agencies	$44,664	$50,809
Accumulated taxes and expenses payables	88,019	65,161
Air traffic liability	4,452	9,507
Other liabilities	34,440	21,282

Total liabilities	171,575	146,759

Net position	$64,822	$257,557

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

The interest rate risk is originated mainly for long term debts related with aircraft acquisition. These long term lease payments at variable interest rates expose the Company to cash flow risk. To mitigate the effect of variable cash flows associated to contracted rates and transform them into fixed rates, the Company has entered into one Interest Rates Swap contract to hedge against market rates fluctuations. This interest rates hedge contract has been designated and qualified as cash flow hedge contract with changes in fair value recorded in “Other current assets” or in “Other current liabilities” in the consolidated statement of financial position and offset in “Accumulated other comprehensive income (loss)”.

At December 31, 2013, the fixed interest rates varied from 1.81% to 5.58% and the main floating rate is LIBOR. Gains and losses recognized in the other comprehensive income in equity on interest rate swap contract as of December 31, 2013 and 2012 will be continuously released to the consolidated statement of income until the repayment of the debt. At December 31, 2012, the fixed interest rates varied from 0.05% to 3.96%.

The fair value of the interest rate swap hedge derivative contract amounted to $3,240 and $5,172 at December 31, 2013 and 2012, respectively and is recorded as a component of “Other current liabilities” against the “Accumulated other comprehensive income (loss)”.

Copa Holdings, S. A. and subsidiaries

Notes to the consolidated financial statements

27.4 Interest rates and cash flow risk (continued)

The ineffective portion of this contract, if any, is recognized in the consolidated statement of income as a component of “Other operating expenses”. During these periods there was no ineffectiveness of the hedging contract.

27.5 Liquidity risk

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

	Less than twelve months	1 to 4 years	More than four years
December 31, 2013
Long term debt	156,329	545,714	367,793
Accounts payable	95,046	—	—
Accounts payable to related parties	14,483	—	—
Other liabilities	197,649	95,405	—
December 31, 2012
Long term debt	136,268	545,738	524,098
Accounts payable	104,975	—	—
Accounts payable to related parties	20,255	—	—
Other liabilities	144,385	84,430	—

27.6 Capital risk management

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to provide returns for shareholders and benefits for other stakeholders and to maintain an optimal capital structure to reduce the cost of capital.

Consistent with others in the industry, the Company monitors capital on the basis of the gearing ratio. This ratio is calculated as net debt divided by total capital. Net debt is calculated as total borrowings (including current and non-current borrowings as shown in the consolidated statement of financial position) less cash and cash equivalents and short-term investments. Total capitalization is calculated as equity as shown in the consolidated statement of financial position plus net debt.

Copa Holdings, S. A. and subsidiaries

Notes to the consolidated financial statements

27.6 Capital risk management (continued)

Following is summarized the gearing ratio of the Company:

	As of December 31, 2013
Total loans payable (Note 16)	$1,069,836
Less: cash and cash equivalents and short-term investments	(1,131,689)

Net debt	(61,853)
Total equity	1,901,906
Total capitalization	$1,840,053

Gearing ratio	(3.36	) %

As of December 31, 2012
Total loans payable (Note 16)	$1,206,104
Less: cash and cash equivalents and short-term investments	(651,103)

Net debt	555,001
Total equity	1,536,544
Total capitalization	$2,091,545

Gearing ratio	27%

27.7 Fair value measurement

	Carrying amount		Fair value
	December 31,	December 31,	December 31,	December 31,
	2013	2012	2013	2012
Financial assets
Cash and cash equivalents	$139,110	$76,094	$139,110	$76,094
Short term investments	$992,579	$575,009	$992,579	$575,009
Investments	$37,590	$69,445	$37,590	$69,445
Accounts receivable	$132,867	$135,207	$132,867	$135,207
Fuel derivatives	$13,748	$8,991	$13,748	$8,991
Financial liabilities
Accounts payable	$95,046	$104,975	$95,046	$104,975
Current maturities and long-term debt	$1,069,836	$1,206,104	$1,021,057	$1,275,982
Fuel derivatives	$—	$417	$—	$417
Interest rate hedges	$3,240	$5,172	$3,240	$5,172

The fair value of the financial assets and liabilities is included at the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale.

Copa Holdings, S. A. and subsidiaries

Notes to the consolidated financial statements

27.7 Fair value measurement (continued)

The following methods and assumptions were used to estimate the fair values:

•	Cash and cash equivalents, short term investments approximate their carrying amounts largely due to the short-term maturities of these instruments.

•	Accounts receivable are evaluated by the Company based on parameters such an interest rates, risk characteristics. Based on this evaluation, allowances are taken to account for the expected losses of these receivables.

•	Debts obligation, financial assets and financial liabilities are estimated by discounting future cash flows using the Company’s current incremental rate of borrowing for a similar liability.

The following chart summarizes the Company’s financial instruments measured at fair value, classified according to the valuation method:

	Fair Value Measurement at Reporting Date
	2013	Level 1	Level 2	Level 3
Description
Assets
Fuel derivatives	13,748	—	13,748	—

Total assets	13,748	—	13,748	—

Liabilities
Interest rates hedges	3,240	—	3,240	—

Total liabilities	3,240	—	3,240	—

	Fair Value Measurement at Reporting Date
	2012	Level 1	Level 2	Level 3
Description
Assets
Fuel derivatives	8,991	—	8,991	—

Total assets	8,991	—	8,991	—

Liabilities
Interest rates hedges	5,172	—	5,172	—
Fuel derivatives	417	—	417	—

Total liabilities	5,589	—	5,589	—

Copa Holdings, S. A. and subsidiaries

Notes to the consolidated financial statements

28. Subsequent events

Stock Grants

During the first quarter of 2014, the Compensation Committee of the Company’s Board of Directors approved two (2) new awards. Awards were granted under these new plans for approximately 28,495 shares of non-vested stock, which will vest over a period of three (3) years. The Company estimates the fair value of these awards to be approximately $4.0 million and the 2014 compensation cost for these plans is $2.0 million.

Venezuela’s Currency

On January 23, 2014, the Venezuelan government announced that the Airline industry repatriation requests will move from the CADIVI (6.3 bolivares per 1 USD) official exchange rate to the SICAD rate which will be determined on a weekly basis via an auction mechanism (latest was 11.36 bolivares per 1 USD). The Gazette published by the government indicates that this move applies to future repatriation requests and that those already submitted to the Central Bank of Venezuela will be honored at the 6.3 official exchange rate.

The Company has US$489 million, amounts of requests for remittance outstanding as of December 31, 2013.

29. Segment reporting

Information concerning operating revenue by principal geographic area for the period ended December 31 is as follows (in millions):

	2013	2012	2011
North America	$468.1	$375.4	$308.9
Central America and Caribbean	271.2	240.6	241.0
Colombia	291.0	299.4	270.7
Brazil	357.0	327.4	230.7
Venezuela	396.4	257.3	178.5
Others South America	535.2	483.3	380.3
Panama	289.4	265.9	220.8

	$2,608.3	$2,249.3	$1,830.9

We attribute revenue among the geographical areas based upon point of sales. Our tangible assets and capital expenditures consist primarily of flight and related ground support equipment, which is mobile across geographic markets and, therefore, has not been allocated.