Form 20-F
period 2014-12-31
Copa Holdings, S.A.
filed 2015-04-30
CIK 1345105

As filed with the Securities and Exchange Commission on April 30, 2015

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2014

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

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: At December 31, 2014, there were outstanding 43,988,423 shares of common stock, without par value, of which 33,050,298 were Class A shares and 10,938,125 were Class B shares.

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

INTRODUCTION

In this annual report on Form 20-F, unless the context otherwise requires, references to “Copa Airlines” are to Compañía Panameña de Aviación, S.A., the unconsolidated operating entity, “Copa Colombia” refers to AeroRepública, S.A., the unconsolidated operating entity, and references to “Copa,” “Copa Holdings,” “we,” “us” or the “Company” are to Copa Holdings, S.A. and its consolidated subsidiaries. References to “Class A shares” refer to Class A shares of Copa Holdings, S.A.

This annual report contains terms relating to operating performance that are commonly used within the airline industry and are defined as follows:

•	“Aircraft utilization” represents the average number of block hours operated per day per aircraft for the total aircraft fleet.

•	“Available seat miles” or “ASMs” represents the aircraft seating capacity multiplied by the number of miles the seats are flown.

•	“Average stage length” represents the average number of miles flown per flight.

•	“Block hours” refers to the elapsed time between an aircraft leaving an airport gate and arriving at an airport gate.

•	“Break-even load factor” represents the load factor that would have resulted in total revenues being equal to total expenses.

•	“Load factor” represents the percentage of aircraft seating capacity that is actually utilized (calculated by dividing revenue passenger miles by available seat miles).

•	“Operating expense per available seat mile” represents operating expenses divided by available seat miles.

•	“Operating revenue per available seat mile” represents operating revenues divided by available seat miles.

•	“Passenger revenue per available seat mile” represents passenger revenue divided by available seat miles.

•	“Revenue passenger miles” represents the number of miles flown by revenue passengers.

•	“Revenue passengers” represents the total number of paying passengers (including all passengers redeeming frequent flyer miles and other travel awards) flown on all flight segments (with each connecting segment being considered a separate flight segment).

•	“Yield” represent the average amount one passenger pays to fly one mile.

Market Data

This annual report contains certain statistical data regarding our airline routes and our competitive position and market share in, and the market size of, the Latin American airline industry. This information has been derived from a variety of sources, including the International Air Transport Association, the U.S. Federal Aviation Administration, the International Monetary Fund and other third-party sources, governmental agencies or industry or general publications. Information for which no source is cited has been prepared by us on the basis of our knowledge of Latin American airline markets and other information available to us. The methodology and terminology used by different sources are not always consistent, and data from different sources are not readily

ii

comparable. In addition, sources other than us use methodologies that are not identical to ours and may produce results that differ from our own estimates. Although we have not independently verified the information concerning our competitive position, market share, market size, market growth or other similar data provided by third-party sources or by industry or general publications, we believe these sources and publications are generally accurate and reliable.

Presentation of Financial and Statistical Data

Included elsewhere in this annual report are our audited consolidated statement of financial position as of December 31, 2014 and 2013, and the related audited consolidated statements of income, changes in shareholders’ equity and cash flows for the years ended December 31, 2014, 2013 and 2012.

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

The summary consolidated financial information as of December 31, 2014 and 2013, and for the years ended December 31, 2014, 2013 and 2012 has been derived from our audited consolidated financial statements included elsewhere in this annual report. The summary consolidated financial information as of December 31, 2012, 2011 and 2010, and for the years ended December 31, 2011 and 2010, has been derived from our consolidated financial statements for these periods.

	Year Ended December 31, (in thousands of dollars, except share and per share data and operating data)
	2014	2013	2012	2011	2010

INCOME STATEMENT DATA

Operating revenue:

Passenger revenue	2,619,856	2,519,650	2,163,136	1,747,102	1,338,581

Cargo, mail and other	85,212	88,682	86,252	83,819	76,225

Total operating revenues	2,705,068	2,608,332	2,249,388	1,830,921	1,414,806

Operating expenses:

Aircraft fuel	820,694	783,092	725,763	547,221	354,427

Salaries and benefits	299,182	276,156	247,405	213,094	178,845

Passenger servicing	268,762	250,604	217,137	160,725	133,718

Commissions	99,115	103,685	89,378	72,947	57,677

Reservations and sales	93,766	99,822	84,992	70,363	58,813

Maintenance, materials and repairs	101,421	92,993	92,166	70,969	62,229

Depreciation, amortization and impairment	115,147	137,412	89,217	75,458	62,962

Flight operations	132,156	121,903	104,993	83,782	70,648

Aircraft rentals	112,082	90,233	72,468	51,259	46,334

Landing fees and other rentals	53,746	50,288	46,233	41,881	40,320

Other	87,910	84,590	77,101	58,237	59,185

Total operating expenses	2,183,981	2,090,778	1,846,853	1,445,936	1,125,158

Operating income	521,087	517,554	402,535	384,985	289,648

Non-operating income (expense):

Interest expense	(29,529)	(30,180)	(32,795)	(32,680)	(29,981)

Interest income	18,066	12,636	11,689	6,774	4,759

Other, net(1)	(111,316)	(11,440)	(15,086)	(13,068)	(4,403)

Total non-operating income (expense), net	(122,779)	(28,984)	(36,192)	(38,974)	(29,625)

Income before income taxes	398,308	488,570	366,343	346,011	260,023

Provision for income taxes	36,639	61,099	39,867	35,586	18,966

Net income	361,669	427,471	326,476	310,425	241,057

STATEMENT OF FINANCIAL POSITION DATA

Total cash, cash equivalents and short-term investments	766,603	1,131,689	651,103	506,146	402,603

Accounts receivable, net	122,150	135,056	136,336	143,001	89,387

Total current assets	1,011,449	1,401,153	917,490	754,242	594,383

Purchase deposits for flight equipment	321,175	327,545	245,544	242,287	205,972

Total property and equipment	2,505,336	2,348,514	2,284,631	2,000,191	1,772,528

Total assets	4,090,874	3,952,764	3,479,500	3,065,796	2,555,997

Long-term debt	928,964	913,507	1,069,836	936,657	888,681

Total shareholders’ equity	2,075,108	1,901,906	1,536,544	1,389, 531	1,144,656

Capital stock	81,811	77,123	70,717	63,528	55,867

CASH FLOWS DATA

Net cash provided by operating activities	383,561	830,265	538,026	498,289	292,801

Net cash (used in) provided by investing activities	(152,853)	(565,720)	(654,605)	468,250	445,432

Net cash (used in) provided by financing activities	(142,420)	(201,268)	(54,299)	5,775	95,520

OTHER FINANCIAL DATA

EBITDA(2)	524,918	643,526	476,666	447,375	348,207

Aircraft rentals	112,082	90,233	72,468	51,259	46,334
Operating margin(3)	19.3%	19.8%	17.9%	21.0%	20.5%
Weighted average shares used in computing net income per share (basic)	44,381,265	44,388,098	44,400,224	44,493,779	43,995,671
Weighted average shares used in computing net income per share (diluted)	44,393,055	44,403,352	44,413,343	44,493,779	43,995,671
Net income per share (basic)	8.15	9.63	7.35	6.98	5.48
Net income per share (diluted)	8.15	9.63	7.35	6.98	5.48
Dividends per share paid	$3.84	$1.46	$2.10	$1.64	$1.09
Dividends per share paid in advance(4)		—	$2.25	—	—

Total number of shares at end of period	43,988,423	44,098,620	44,036,470	43,895,888	43,597,682

OPERATING DATA
Revenue passengers carried(5)	11,681	11,345	10,214	8,723	7,998
Revenue passenger miles(6)	15,913	14,533	12,499	10,198	8,416
Available seat miles(7)	20,757	18,950	16,567	13,352	10,950
Load factor(8)	76.7%	76.7%	75.4%	76.4%	76.9%
Break-even load factor(9)	63.5%	61.1%	61.7%	60.1%	61.9%
Total block hours(10)	376,903	348,882	313,321	255,638	221,298
Average daily aircraft utilization(11)	11.0	11.1	10.9	10.5	10.2
Average passenger fare	224.3	222.1	211.8	200.3	167.4
Yield(12)	16.46	17.34	17.31	17.13	15.91
Passenger revenue per ASM(13)	12.62	13.30	13.06	13.08	12.22
Operating revenue per ASM(14)	13.03	13.76	13.58	13.71	12.92
Operating expenses per ASM (CASM)(15)	10.52	11.03	11.15	10.83	10.28
Departures	121,310	119,177	112,551	99,864	95,004
Average daily departures	332.4	326.5	307.7	273.6	260.3
Average number of aircraft	93.3	86.4	78.5	67.5	59.7
Airports served at period end	69	66	64	59	52
On-Time Performance (16)	90.5%	87.7%	85.5%	89.5%	89.3%
Stage Length (17)	1,214	1,140	1,076	1,017	919

(1)	Consists primarily of changes in the fair value of fuel derivative contracts and foreign exchange gains/losses.
(2)	EBITDA represents net income plus the sum of interest expense, income taxes, depreciation, amortization and impairment minus the sum of interest capitalized and interest income. EBITDA is presented as supplemental information because we believe it is a useful indicator of our operating performance and is useful in comparing our operating performance with other companies in the airline industry. However, EBITDA should not be considered in isolation, as a substitute for net income prepared in accordance with IFRS or as a measure of a Company’s profitability. In addition, our calculation of EBITDA may not be comparable to other companies’ similarly titled measures. The following table presents a reconciliation of our net income to EBITDA for the specified periods: Aircraft rentals represent a significant operating expense of our business. Because we leased several of our aircraft during the periods presented, we believe that when assessing our EBITDA you should also consider the impact of our aircraft rentals.

	2014	2013	2012	2011	2010

Net income	361,669	427,471	326,476	310,425	241,057
Interest expense	29,529	30,180	32,795	32,680	29,981
Income taxes	36,639	61,099	39,867	35,586	18,966
Depreciation, amortization and impairment	115,147	137,412	89,217	75,458	62,962
Interest income	(18,066)	(12,636)	(11,689)	(6,774)	(4,759)
EBITDA	524,918	643,526	476,666	447,375	348,207

(3)	Operating margin represents operating income as a percentage of operating revenues.
(4)	2012 dividend per share payment was accelerated from June 2013 to December 2012.
(5)	Total number of paying passengers (including all passengers redeeming frequent flyer miles and other travel awards) flown on all flight segments, expressed in thousands.
(6)	Number of miles flown by scheduled revenue passengers, expressed in millions.
(7)	Aircraft seating capacity multiplied by the number of miles the seats are flown, expressed in millions.
(8)	Percentage of aircraft seating capacity that is actually utilized. Load factors are calculated by dividing revenue passenger miles by available seat miles.
(9)	Load factor that would have resulted in total revenues being equal to total expenses. Excluding the effect of fuel derivative mark-to-market, this figure would have been 61.2% in 2010, 59.6% in 2011, 61.3% in 2012, 59.6% in 2013, and 59.1% in 2014.
(10)	The number of hours from the time an airplane moves off the departure gate for a revenue flight until it is parked at the gate of the arrival airport.
(11)	Average number of block hours operated per day per aircraft for the total aircraft fleet.
(12)	Average amount (in cents) one passenger pays to fly one mile.
(13)	Passenger revenues (in cents) divided by the number of available seat miles.
(14)	Total operating revenues for passenger related costs (in cents) divided by the number of available seat miles.
(15)	Total operating expenses for passenger aircraft related costs (in cents) divided by the number of available seat miles.
(16)	Percentage of flights that arrive at the destination gate within fourteen minutes of scheduled arrival.
(17)	The average number of miles flown per flight.

B.	Capitalization and Indebtedness

Not applicable

C.	Reasons for the Offer and Use of Proceeds

Not applicable

D.	Risk Factors

Risks Relating to Our Company

Failure to successfully implement our growth strategy may adversely affect our results of operations and harm the market value of our Class A shares.

We have been growing rapidly for more than ten years. Through a growth-oriented fleet plan, we intend to expand our service to new markets and to increase the frequency of flights to the markets we currently serve. Achieving these goals is essential in order for our business to benefit from cost efficiencies resulting from economies of scale. We expect to have substantial cash needs as we expand, including cash required to fund aircraft acquisitions or aircraft deposits as we add to our fleet. We cannot ensure that we will have sufficient cash to fund such projects, and if we are unable to successfully expand our route system, our future revenue and earnings growth would be limited.

When we commence a new route, load factors tend to be lower than those on our established routes and our advertising and other promotional costs tend to be higher, which could result in initial losses that could have a negative impact on our results of operations as well as require a substantial amount of cash to fund. We also periodically run special promotional fare campaigns, particularly in connection with the opening of new routes. Promotional fares can have the effect of increasing load factors while reducing our yield on such routes during the period that they are in effect. The number of markets we serve and flight frequencies depend on our ability to identify the appropriate geographic markets upon which to focus and to gain suitable airport access and route approval in these markets. There can be no assurance that the new markets we enter will yield passenger traffic that is sufficient to make our operations in those new markets profitable. Any condition that would prevent or delay our access to key airports or routes, including limitations on the ability to process more passengers, the imposition of flight capacity restrictions, the inability to secure additional route rights under bilateral agreements or the inability to maintain our existing slots and banks and obtain additional slots and flight banks, could constrain the expansion of our operations.

The expansion of our business will also require additional skilled personnel, equipment and facilities. The inability to hire and retain skilled pilots and other personnel or secure the required equipment and facilities efficiently, cost-effectively, and on a timely basis, could adversely affect our ability to execute our growth strategy. In the past, the airline industry has experienced a pilot shortage that has disproportionately affected smaller and regional carriers. Expansion of our markets and flight frequencies may also strain our existing management resources and operational, financial and management information systems to the point where they may no longer be adequate to support our operations, requiring us to make significant expenditures in these areas. In light of these factors, we cannot ensure that we will be able to successfully establish new markets or expand our existing markets, and our failure to do so could harm our business and results of operations, as well as the value of our Class A shares.

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

Additionally, a significant portion of our revenues is derived from discretionary and leisure travel, which are especially sensitive to economic downturns. An adverse economic environment, whether global, regional or in a special country, could result in a reduction in passenger traffic, and leisure travel in particular, as well as a reduction in our cargo business, and could also impact our ability to raise fares, which in turn would materially and negatively affect our financial condition and results of operations.

The cost of refinancing our debt and obtaining additional financing for new aircraft has increased and may continue to increase, which may negatively impact our business.

We currently finance our aircraft through bank loans and operating leases. In the past, we have been able to obtain lease or debt financing on terms attractive to us. We have obtained most of the financing for our Boeing aircraft purchases from commercial financial institutions utilizing guarantees provided by the Export-Import Bank of the United States. The Export-Import Bank provides guarantees to companies that purchase goods from U.S. companies for export, enabling them to obtain financing at substantially lower interest rates as compared to those that they could obtain without a guarantee. The Export-Import Bank does not provide similar guarantees in connection with financing for our aircraft purchases from Embraer since those aircraft are not exports from the United States. As of December 31, 2014, we had $616.7 million of outstanding indebtedness outstanding to financial institutions under financing arrangements guaranteed by the Export-Import Bank.

In February 2011, participants from the member states of the Organization for Economic Co-operation and Development (OECD), including the Export-Import Bank, agreed to a new common approach with respect to aircraft purchase financing (the “2011 Aircraft Sector Understanding”). The 2011 Aircraft Sector Understanding unifies the terms, conditions and procedures governing large and regional aircraft exports and, in particular, attempts to reduce the subsidies from which we benefit by setting forth increased minimum guarantee premium rates based on a borrower’s credit risk classification. Although aircraft delivered prior to December 31, 2012 pursuant to firm orders placed prior to December 31, 2010 are not covered by the 2011 Aircraft Sector Understanding, our future financing costs are expected to increase and our results of operation may be negatively affected as a result of this new regime. As a result, we have begun exploring other financing arrangements, including entering into sale-leaseback transactions to finance future aircraft purchases. We cannot predict whether the Export-Import Bank’s credit support will continue to be available to us to fund future purchases of Boeing aircraft. In the future the Export-Import Bank may limit its exposure to Panama-based companies, to our airline or to airlines generally, or may encourage us to diversify our credit sources by limiting future guarantees.

Similarly, we cannot ensure that we will be able to continue to raise financing from past sources, or from other sources, on terms comparable to our existing financing or at all. The recent turmoil in the financial markets, for example, tightened the availability of credit and increased the cost of obtaining lease or debt financing. If the cost of such financing increases or we are unable to obtain such financing, we may be forced to incur higher than anticipated financing costs, which could have an adverse impact on the execution of our growth strategy and business.

We derive significant benefits from our alliance with United Continental Holdings and cannot be certain that it will continue.

Historically, we maintained a broad commercial and marketing alliance with Continental Airlines, Inc. (“Continental”). On October 1, 2010, Continental merged with United Airlines and became a wholly-owned subsidiary of United Continental Holdings, Inc. (“UAL”). All of the benefits from our previous alliance with Continental have been recognized by UAL. In addition, the DOT has issued a “route transfer order” document whereby the antitrust immunity granted to Continental Airlines and Copa Airlines is now in effect between UAL and Copa Airlines. This alliance allows us to enhance our network and, in some cases, offer our customers services that we could not otherwise offer. Our alliance has provided us with support in negotiations for aircraft purchases, insurance and fuel purchases, sharing of “best practices” and engineering support in our maintenance operations, and significant other intangible support. This support has assisted us in our growth strategy, while also improving our operational performance and the quality of our service.

If UAL were to experience severe financial difficulties or go bankrupt, our alliance and service agreements may be terminated or we may not realize the anticipated benefits from our relationship with UAL. In addition, high fuel costs, slowdowns in the global capital markets, industry competition and terrorism or other international hostilities may all affect UAL’s profitability. We cannot be certain that UAL will be able to sustain its profitability, and as a result, we may be materially and adversely affected by a deterioration of UAL’s financial condition.

In addition, if our alliance with UAL or our service agreements were terminated, our business, financial condition and results of operations would likely be materially and adversely affected. The loss of Copa’s codesharing relationship with UAL would adversely affect our revenues.

We may not realize benefits from our new mileage program.

Copa Airlines has enjoyed a long-standing relationship with UAL and its loyalty program MileagePlus. Previously, we relied on UAL’s MileagePlus frequent flyer program, in which we participated globally and on a co-branded basis in Latin America. We have grown our network and service, and plan to launch our loyalty program, ConnectMiles, in July 2015 to build a more direct relationship with our customers.

In March 2015, we unveiled details of the program: trademarks, benefits, qualifications for preferred status, air and non-air partners, and in May 2015, program enrollment will begin. ConnectMiles will officially launch in July 2015, when members can begin enjoying the exclusive, tailored benefits of the new Copa loyalty program, which has been designed to meet our customer’s specific needs.

UAL’s MileagePlus will continue to be the loyalty program for Copa until our new program begins. Our business may be adversely affected if our new mileage program does not become a competitive marketing program.

We may not realize benefits from our membership in Star Alliance.

In November 2010, Copa and Star Alliance jointly announced Copa’s intention to join Star Alliance, which was the first global airline alliance created and still maintains the most member airlines. Copa officially joined Star Alliance on June 21, 2012.

On December 9, 2013, US Airways and American Airlines closed their merger transaction and, as a result of the merger transaction, US Airways exited Star Alliance on March 31, 2014. LATAM Airlines Group, the parent company of TAM following TAM’s merger with LAN Airlines, exited Star Alliance on March 31, 2014 as well. In addition, on June 24, 2014, Air India had its membership approved by other members, and joined the alliance on July 11, 2014. It is unclear what impact these changes may have on the Star Alliance, and the benefits we realize from our membership in the group.

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

The structure of our flight operations follows what is known in the airline industry as a “hub-and-spoke” model. This model aggregates passengers by operating flights from a number of “spoke” origins to a central hub through which they are transported to their final destinations. In recent years, many traditional hub-and-spoke operators have faced significant and increasing competitive pressure from low-cost, point-to-point carriers on routes with sufficient demand to sustain point-to-point service. A point-to-point structure enables airlines to focus on the most profitable, high-demand routes and to offer greater convenience and, in many instances, lower fares. As demand for air travel in Latin America increases, some of our competitors have initiated non-stop service between destinations that we currently serve through our hub in Panama. Non-stop service, which bypasses our hub in Panama, is more convenient and possibly less expensive than our connecting service and could significantly decrease demand for our service to those destinations. We believe that competition from point-to-point carriers will be directed towards the largest markets that we serve and is likely to continue at this level or intensify in the future. As a result, the effect of competition on us could be significant and could have a material adverse effect on our business, financial condition and results of operations.

The Panamanian Aviation Act and certain of the bilateral agreements under which we operate contain Panamanian ownership requirements that are not clearly defined, and our failure to comply with these requirements could cause us to lose our authority to operate in Panama or to the international destinations we serve.

Under Law No. 21 of January 29, 2003, which regulates the aviation industry in the Republic of Panama and which we refer to as the “Aviation Act”, “substantial ownership” and “effective control” of our airline must remain in the hands of Panamanian nationals. Under certain of the bilateral agreements between Panama and other countries pursuant to which we have the right to fly to those other countries and over their territory, we must continue to have substantial Panamanian ownership and effective control by Panamanian nationals to retain these rights. Neither “substantial ownership” nor “effective control” is defined in the Aviation Act or in the bilateral agreements, and it is unclear how a Panamanian court or, in the case of the bilateral agreements, foreign regulatory authorities, might interpret these requirements. In addition, the manner in which these requirements are interpreted may change over time. We cannot predict whether these requirements would be satisfied through ownership and control by Panamanian record holders, or if these requirements would be satisfied only by direct and indirect ownership and control by Panamanian beneficial owners.

At the present time, Corporación de Inversiones Aereas, S.A., or “CIASA”, a Panamanian entity, is the record owner of all of our Class B voting shares, representing approximately 24.9% of our total share capital and all of the voting power of our capital stock.

On November 25, 2005, the Executive Branch of the Government of Panama promulgated a decree stating that the “substantial ownership” and “effective control” requirements of the Aviation Act are met if a Panamanian citizen or a Panamanian company is the record holder of shares representing 51% or more of the voting power of the company. Although the decree has the force of law for so long as it remains in effect, it does not supersede the Aviation Act, and it can be modified or superseded at any time by a future Executive Branch decree. Additionally, the decree has no binding effect on regulatory authorities of other countries whose bilateral agreements impose Panamanian ownership and control limitations on us. We cannot ensure that the decree will not be challenged, modified or superseded in the future, that CIASA will continue to own a majority of the Class B shares, or that record ownership of a majority of our Class B shares by Panamanian entities will be sufficient to satisfy the “substantial ownership” requirement of the Aviation Act and the decree. A change in the ownership of the Class B shares or a determination by the Panamanian Civil Aviation Authority (the Autoridad de Aeronáutica Civil), which we refer to as the “AAC”, or a Panamanian court that “substantial” Panamanian ownership should be determined on the basis of our direct and indirect ownership, could cause us to lose our license to operate our airline in Panama. Likewise, if a foreign regulatory authority were to determine that our direct or indirect Panamanian ownership fails to satisfy the minimum Panamanian ownership requirements for a Panamanian carrier under the applicable bilateral agreement, we may lose the benefit of that agreement and be prohibited from flying to the relevant country or over its territory. Any such determination would have a material adverse effect on our business, financial condition and results of operations, as well as on the value of the Class A shares.

Our business is subject to extensive regulation which may restrict our growth or our operations or increase our costs.

Our business, financial condition and results of operations could be adversely affected if we or certain aviation authorities in the countries to which we fly fail to maintain the required foreign and domestic governmental authorizations necessary for our operations. In order to maintain the necessary authorizations issued by the AAC, the Colombian Civil Aviation Administration (the Unidad Administrativa Especial de Aeronáutica Civil or “UAEAC”), and other corresponding foreign authorities, we must continue to comply with applicable statutes, rules and regulations pertaining to the airline industry, including any rules and regulations that may be adopted in the future. We cannot predict or control any actions that the AAC, the UAEAC, or foreign aviation regulators may take in the future, which could include restricting our operations or imposing new and costly regulations. Also, our fares are technically subject to review by the AAC, the UAEAC, and the regulators of certain other countries to which we fly, any of which may in the future impose restrictions on our fares.

We are also subject to international bilateral air transport agreements that provide for the exchange of air traffic rights between each of Panama and Colombia, and various other countries, and we must obtain permission from the applicable foreign governments to provide service to foreign destinations. There can be no assurance that existing bilateral agreements between the countries in which our airline operating companies are based and foreign governments will continue, or that we will be able to obtain more route rights under those agreements to accommodate our future expansion plans. Any modification, suspension or revocation of one or more bilateral agreements could have a material adverse effect on our business, financial condition and results of operations. The suspension of our permits to operate to certain airports or destinations, the cancellation of any of our provisional routes, the inability for us to obtain favorable take-off and landing authorizations at certain high-density airports or the imposition of other sanctions could also have a negative impact on our business. Due to the nature of bilateral agreements, we can fly to many destinations only from Panama and to certain destinations only from Colombia. We cannot be certain that a change in a foreign government’s administration of current laws and regulations or the adoption of new laws and regulations will not have a material adverse effect on our business, financial condition and results of operations.

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

The most active government regulator among the countries to which we fly is the U.S. Federal Aviation Administration, or “FAA”. The FAA from time to time issues directives and other regulations relating to the maintenance and operation of aircraft that require significant expenditures. FAA requirements cover, among other things, security measures, collision avoidance systems, airborne windshear avoidance systems, noise abatement and other environmental issues, and increased inspections and maintenance procedures to be conducted on older aircraft. Additional new regulations continue to be regularly implemented by the U.S. Transportation Security Administration, or “TSA”, as well. We expect to continue incurring expenses to comply with the FAA’s regulations, and any increase in the cost of compliance could have an adverse effect on our financial condition and results of operations.

The growth of our operations to the United States and the benefits of our code-sharing arrangements with UAL are dependent on Panama’s continued favorable safety assessment.

The FAA periodically audits the aviation regulatory authorities of other countries. As a result of its investigation, each country is given an International Aviation Safety Assessment, or “IASA”, rating. Since April 2004, IASA has rated Panama as a Category 1 jurisdiction. We cannot guarantee that the government of Panama and the AAC in particular, will continue to meet international safety standards, and we have no direct control over their compliance with IASA guidelines. If Panama’s IASA rating were to be downgraded in the future, it could prohibit us from increasing service to the United States and UAL would have to suspend codesharing on our flights, causing us to lose direct revenue from codesharing as well as reducing flight options to our customers.

We are highly dependent on our hub at Panama City’s Tocumen International Airport.

Our business is heavily dependent on our operations at our hub at Panama City’s Tocumen International Airport. Substantially all of our Copa flights either depart from or arrive at our hub. Our operations and growth strategy is therefore, at least in part, dependent on its facilities and infrastructure, including the success of its multi-phase expansion projects, certain of which have been completed and others that are underway and are expected to be completed in 2017. Due to the magnitude of the construction required for a proposed new south terminal, we may experience logistical issues and/or be subject to increased passenger taxes and airport charges related to the financing of the construction.

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

Tocumen International Airport is operated by a corporation that is owned and controlled by the government of the Republic of Panama. We depend on our good working relationship with the quasi-governmental corporation that operates the airport to ensure that we have adequate access to aircraft parking positions, landing rights and gate assignments for our aircraft to accommodate our current operations and future plans for expansion. The corporation that operates Tocumen International Airport does not enter into any formal, written leases or other agreements with airlines to govern rights to use the airport’s jet ways or aircraft parking spaces. Therefore, we would not have contractual recourse if the airport authority assigned new capacity to competing airlines, reassigned our resources to other aircraft operators, raised fees or discontinued investments in the airport’s maintenance and expansion. Any of these events could result in significant new competition for our routes or could otherwise have a material adverse effect on our current operations or ability for future growth.

We are exposed to increases in airport charges, taxes and various other fees and cannot be assured access to adequate facilities and landing rights necessary to achieve our expansion plans.

We must pay fees to airport operators for the use of their facilities. Any substantial increase in airport charges, including at Tocumen International Airport, could have a material adverse impact on our results of operations. Passenger taxes and airport charges have increased in recent years, sometimes substantially. Certain important airports that we use may be privatized in the near future, which is likely to result in significant cost increases to the airlines that use these airports. We cannot ensure that the airports used by us will not impose, or further increase, passenger taxes and airport charges in the future, and any such increases could have an adverse effect on our financial condition and results of operations.

Certain airports that we serve (or that we plan to serve in the future) are subject to capacity constraints and impose various restrictions, including slot restrictions during certain periods of the day, limits on aircraft noise levels, limits on the number of average daily departures and curfews on runway use. We cannot be certain that we will be able to obtain a sufficient number of slots, gates and other facilities at airports to expand our services in line with our growth strategy. It is also possible that airports not currently subject to capacity constraints may become so in the future. In addition, an airline must use its slots on a regular and timely basis or risk having those slots re-allocated to others. Where slots or other airport resources are not available or their availability is restricted in some way, we may have to amend our schedules, change routes or reduce aircraft utilization. Any of these alternatives could have an adverse financial impact on us. In addition, we cannot ensure that airports at which there are no such restrictions may not implement restrictions in the future or that, where such restrictions exist, they may not become more onerous. Such restrictions may limit our ability to continue to provide or to increase services at such airports.

We have significant fixed financing costs and expect to incur additional fixed costs as we expand our fleet.

The airline business is characterized by high leverage, and we have a high level of indebtedness. We also have significant expenditures in connection with our operating leases and facility rental costs, and substantially all of our property and equipment is pledged to secure indebtedness. For the year ended December 31, 2014, our interest expense and aircraft and facility rental expense under operating leases totaled $159.2 million. At December 31, 2014, approximately 56.7% of our total indebtedness bore interest at fixed rates and the remainder was determined with reference to LIBOR. All of our aircraft lease obligations bear interest at fixed rates. Accordingly, our financing and rent expense will not decrease significantly if market interest rates decline, but given LIBOR’s record low rates, our financing costs could materially increase as LIBOR rates increase.

As of April 10, 2015, we had firm commitments to purchase 21 Boeing 737-Next Generation aircraft, plus 61 additional Boeing 737-MAX 8 and 9, with an aggregate manufacturer’s list price of approximately $9.7 billion. We will require substantial capital from external sources to meet our future financial commitments. In addition, the acquisition and financing of these aircraft will likely result in a substantial increase in our leverage and fixed financing costs. A high degree of leverage and fixed payment obligations could:

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

Our aircraft financing loans and operating leases and the instruments governing our other indebtedness contain a number of significant covenants and restrictions that limit our and our subsidiaries’ ability to:

•	create material liens on our assets;

•	take certain actions that may impair creditors’ rights to our aircraft;

•	sell assets or engage in certain mergers or consolidations; and

•	engage in other specified significant transactions.

In addition, several of our aircraft financing agreements require us to maintain compliance with specified financial ratios and other financial and operating tests. For example, our access to certain borrowings under our aircraft financing arrangements is conditioned upon our maintenance of minimum debt service coverage and capitalization ratios. See “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources.” Complying with these covenants may cause us to take actions that make it more difficult to execute our business strategy successfully, and we may face competition from companies not subject to such restrictions. Moreover, our failure to comply with these covenants could result in an event of default or refusal by our creditors to extend certain of our loans.

If we fail to successfully take delivery of or reliably operate new aircraft, our business could be harmed.

We fly and rely on Boeing and Embraer aircraft. As of December 31, 2014, we operated a fleet of 72 Boeing aircraft. In 2015, we expect to take delivery of nine additional Boeing 737-800s, and in the future we expect to continue to incorporate new aircraft into our fleet. The decision to incorporate new aircraft is based on a variety of factors, including the implementation of our growth strategy. Acquisition of new aircraft involves a variety of risks relating to its ability to be successfully placed into service including:

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

We rely upon information technology systems to operate our business and increase our efficiency. We are highly reliant on certain systems for flight and operations, maintenance, reservations, check-in, revenue management, accounting and cargo distribution. Other systems are designed to decrease distribution costs through internet reservations and to maximize cargo distributions, crew utilization and to maximize flight operations. These systems may not deliver their anticipated benefits. In the ordinary course of business, our systems will continue to require modification and refinements to address changing business requirements. Our operations and competitive position could be adversely affected if we are unable to upgrade or replace our systems in a timely and effective manner once they become outdated and attract fewer clients.

Information systems could also suffer disruptions due to events beyond our control, including natural disasters, power failures, terrorist attacks, equipment or software failures, computer viruses or cyber security attacks. In addition, any transition to new systems may result in a loss of data or service interruption that could harm our business. Substantial or repeated website, reservations systems or telecommunication system failures or disruptions, including failures or disruptions related to our integration of technology systems, could reduce the attractiveness of our Company versus our competitors, materially impair our ability to market our services and operate flights, result in the unauthorized release of confidential or otherwise protected information, and result in increased costs, lost revenue, or the loss or compromise of important data.

Our reputation and business may be harmed and we may be subject to legal claims if there is loss, unlawful disclosure or misappropriation of, or unsanctioned access to, our customers’, employees’, business partners’ or our own information, or any other breaches of our information security.

We make extensive use of online services and centralized data processing, including through third-party service providers. The secure maintenance and transmission of customer and employee information is a critical element of our operations. Our information technology and other systems, or those of service providers or business partners, that maintain and transmit customer information may be compromised by a malicious third-party penetration of our network security, or of a third-party service provider or business partner, or impacted by deliberate or inadvertent actions or inactions by our employees, or those of a third-party service provider or business partner. As a result, personal information may be lost, disclosed, accessed or taken without consent.

We transmit confidential credit card information by way of secure private retail networks and rely on encryption and authentication technology licensed from third parties to provide the security and authentication necessary to effect secure transmission and storage of confidential information, such as customer credit card information. The Company has made significant efforts to secure its computer network. If our security or computer network were compromised in any way, it could have a material adverse effect on the reputation, business, operating results and financial condition of the Company, and could result in a loss of customers. Additionally, any material failure by the Company to achieve or maintain compliance with the Payment Card Industry, or PCI, security requirements or rectify a security issue may result in fines and the imposition of restrictions on the Company’s ability to accept credit cards as a form of payment.

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

We currently have agreements with organizations that process credit card transactions arising from purchases of air travel tickets by our customers. Credit card processors have financial risk associated with tickets purchased for travel that can occur several weeks after the purchase. Our credit card processing agreements provide for reserves to be deposited with the processor in certain circumstances. We do not currently have reserves posted for our credit card processors. If circumstances were to occur requiring us to deposit reserves, the negative impact on our liquidity could be significant, which could materially adversely affect our business.

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

Moreover, any aircraft accident or incident, even if fully insured, could cause the public to perceive us as less safe or reliable than other airlines, which could harm our business and results of operations. The Copa brand name and our corporate reputation are important and valuable assets. Adverse publicity (whether or not justified) could tarnish our reputation and reduce the value of our brand. Adverse perceptions of the types of aircraft that we operate arising from safety concerns or other problems, whether real or perceived, or in the event of an accident involving those types of aircraft, could significantly harm our business as the public may avoid flying our aircraft.

Fluctuations in foreign exchange rates could negatively affect our net income.

In 2014, approximately 47.5% of our expenses and 40.2% of our revenues were denominated in U.S. dollars. The remainder of our expenses and revenues were denominated in the currencies of the various countries to which we fly, with the largest non-dollar amount denominated in Colombian Pesos due to our volume of business in Colombia. If any of these currencies decline in value against the U.S. dollar, our revenues, expressed in U.S. dollars, and our operating margin would be adversely affected. We may not be able to adjust our fares denominated in other currencies to offset any increases in U.S. dollar-denominated expenses, increases in interest expense or exchange losses on fixed obligations or indebtedness denominated in foreign currency.

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

Our substantial cash balances in Venezuelan bolivars are subject to unfavorable exchange controls, and our Venezuelan operations could be adversely affected by conditions in Venezuela or by relations between Panama and Venezuela.

We have substantial cash balances in Venezuelan bolivars subject to Venezuelan exchange controls. Foreign companies operating in Venezuela, including airlines, have experienced increasing delays for approvals by the Venezuelan government to repatriate funds. Our exposure subject to exchange controls in Venezuela pending repatriation was $484.7 million as of December 31, 2014, valued at the official 6.30 bolivars per U.S. dollar for the amounts corresponding to 2013 sales, and at the Sicad rate of 12 bolivars per U.S. dollar for the amounts that correspond to 2014 sales. See “Item 5B. Operating and Financial Review and Prospects – Liquidity and Capital Resources.” The period of time required to exchange those funds into dollars and repatriate them has been increasing and is presently more than a year after the original request date. Our last repatriation was in November 2014, corresponding to requests from January, March and June 2014. Currently there are 14 months pending repatriation: ten months corresponding to 2013 sales of $435.3 million and four months corresponding to 2014 sales of $49.4 million.

Accordingly, our cash in Venezuela has been classified as follows: $26.1 million as cash and cash equivalents, which we expect to use over the next three months as part of our normal operations in Venezuela; $135.7 million as a short-term investment, representing the six repatriation months that we expect we will be approved in 2015; and $322.9 million as a long-term investment, for which we expect repatriation approval after the next 12 months.

On January 8, 2010, and then again on February 8, 2013, the Venezuelan government announced its decision to implement new fixed exchange rates, which resulted in significant devaluations of the bolivar against the dollar. As a result, we incurred losses of $19.7 million in 2010 and $13.9 million in the first quarter of 2013. Given the uncertainty with respect to the exchange control regime in Venezuela, we continue to be exposed in respect of our cash balance in Venezuelan bolivars.

On January 23, 2014, the Venezuelan government issued a regulation to implement a new system for determining an additional variable exchange rate based on the result of limited periodic sales of dollars known as Sicad auctions (12 bolivars to the dollar based on the October 14, 2014 auction). The Sicad I rate is to be used for the repatriation of income from certain specified products and services, including airline ticket sales, and the government introduced new procedures for approval of the conversion and repatriation of local currency. On March 10, 2014, the Venezuelan government passed Regulation 27 (Convenio Cambiario No. 27), which introduced another auction-based currency regime, Sicad II, for general foreign exchange transactions lacking express authorization to use the preferential 6.3 official rate or the Sicad I rate. The regime began operating on March 24, 2014, and the average exchange rate for the auctions held that day was 51.86 bolivars per dollar. Additionally, Regulation 27 revoked certain earlier rules and confirmed that repatriation requests by airlines would be converted at the Sicad I rate, with the exception of repatriation requests only pending settlement by the Venezuelan Central Bank which instead would be converted at the 6.3 official rate.

Most recently, on February 10, 2015, the Venezuelan government replaced the Sicad II system with a new foreign exchange platform called the Marginal Currency System, or Simadi, which allows for legal trading of foreign currency based on supply and demand. The first Simadi rate published on February 12, 2015 was 170.0 bolivars per dollar. The new regulations did not mention airlines, which we believe are still expected to use the Sicad I rate in new repatriation requests.

We continue to work with Venezuelan authorities regarding the timing and exchange rate applicable to the repatriation of funds held in local currency. Further, the current, devaluated rates may have an ongoing adverse effect on our reported results if we are unable to fully adjust prices on flights to and from Venezuela, of which there can be no assurance. More generally, fluctuations in foreign currencies, including devaluations, cannot be predicted by the Company and can significantly affect the value of our assets located outside the United States. These conditions, as well as any further delays, devaluations or impositions of more stringent repatriation restrictions, may materially adversely affect our business, results of operations and financial condition.

To reduce our exposure to further accumulations of unremitted cash in Venezuela, we have reduced service to and from Venezuela and have restricted ticket sales for passengers paying in Venezuelan bolivars. These service reductions and restrictions can be expected to continue to have significant adverse effect on our consolidated operating revenues and consolidated net income, as our revenues from operations to and from Venezuela were significant prior to this reduction in service.

The following table shows a reconciliation of our funds requested for repatriation in Venezuelan bolivars up to December 31, 2014:

	2014		2013		Total
Exchange rate	VEF	12.0	VEF	6.3
Net sales		$73.3		$478.8	$552.1
Funds repatriated		($23.6)		($43.3)	($66.9)
Interests and other repatriation costs		($0.3)		($0.2)	($0.5)

Pending funds		$49.4		$435.3	$484.7

Our maintenance costs will increase as our fleet ages.

The average age of our fleet was approximately 6.2 years as of December 31, 2014. Historically, we have incurred low levels of maintenance expenses relative to the size of our fleet because most of the parts on our aircraft are covered under multi-year warranties. As our fleet ages, as these warranties expire and the mileage on each aircraft increases, our maintenance costs may increase significantly, both on an absolute basis and as a percentage of our operating expenses.

If we enter into a prolonged dispute with any of our employees, many of whom are represented by unions, or if we are required to substantially increase the salaries or benefits of our employees, it may have an adverse impact on our operations and financial condition.

Approximately 59% of our 9,267 employees are unionized. There are currently four unions covering our employees based in Panama: the pilots’ union; the flight attendants’ union; the mechanics’ union; and a generalized union, which represents baggage handlers, aircraft cleaners, counter agents, and other non-executive administrative staff. Copa entered into collective bargaining agreements with the pilot union in August 2012, the generalized union in December 2013, the mechanics’ union in February 2014 and most recently Copa re-negotiated the collective bargaining with the flight attendants’ union in September 2014. Collective bargaining agreements in Panama are typically between three- and four-year terms.

There are four unions covering employees in Colombia: the pilots’ union; the flight attendants’ union; the industry union; and the mechanics union. While negotiations were held with each of these unions, we were unable to sign new agreements and arbitration processes are ongoing in each case. Typically, once signed, collective bargaining agreements in Colombia remain in effect for two to three years. Although Copa Colombia usually settles many of its collective bargaining agreement negotiations through arbitration proceedings, it has traditionally experienced good relations with its unions. We also have union contracts with our Copa employees in Brazil and Mexico.

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

Our business is labor-intensive. We expect salaries, wages and benefits to increase on a gross basis, and these costs could increase as a percentage of our overall costs. If we are unable to hire, train and retain qualified pilots and other employees at a reasonable cost, our business could be harmed and we may be unable to complete our expansion plans.

Our revenues depend on our relationship with travel agents and tour operators.

In 2014, approximately 61.4% of our revenues were derived from tickets sold by travel agents or tour operators. We cannot assure that we will be able to maintain favorable relationships with these ticket sellers. Our revenues could be adversely impacted if travel agents or tour operators elect to favor other airlines or to disfavor us. Our relationship with travel agents and tour operators may be affected by:

•	the size of commissions offered by other airlines;

•	changes in our arrangements with other distributors of airline tickets; and

•	the introduction and growth of new methods of selling tickets.

We rely on third parties to provide our customers and us with facilities and services that are integral to our business.

We have entered into agreements with third-party contractors to provide certain facilities and services required for our operations, such as heavy aircraft and engine maintenance, call center services, catering, ground handling, cargo and baggage handling, or “below the wing” aircraft services. At airports other than Tocumen International Airport, most of our “below the wing” aircraft services are performed by third-party contractors. Also, all of our overhaul maintenance and some of our “C-checks” are handled by third-party contractors in the United States and Costa Rica, and some line maintenance is handled at certain airports by contract workers rather than our employees. Substantially all of our agreements with third-party contractors are subject to termination on short notice. The loss or expiration of these agreements or our inability to renew these agreements or to negotiate new agreements with other providers at comparable rates could harm our business and results of operations. Further, our reliance on third parties to provide reliable equipment or essential services on our behalf gives us less control over the costs, efficiency, timeliness and quality of our service. A contractor’s negligence could compromise our aircraft or endanger passengers and crew. This could also have a material adverse effect on our business. We expect to be dependent on such agreements for the foreseeable future and if we enter any new market, we will need to have similar agreements in place.

We depend on a limited number of suppliers.

We are subject to the risks of having a limited number of suppliers for our aircraft and engines. One of the elements of our business strategy is to save costs by operating a simplified fleet. Copa currently operates the Boeing 737-700/800 Next Generation aircraft powered by CFM 56-7B engines from CFM International and the Embraer 190, powered by General Electric CF 34-10 engines. We currently intend to continue to rely exclusively on these aircraft for the foreseeable future. If any of Boeing, Embraer, CFM International or GE Engines were unable to perform their contractual obligations, or if we are unable to acquire or lease new aircraft or engines from aircraft or engine manufacturers or lessors on acceptable terms, we would have to find another supplier for a similar type of aircraft or engine.

If we have to lease or purchase aircraft from another supplier, we could lose the benefits we derive from our current fleet composition. We cannot ensure that any replacement aircraft would have the same operating advantages as the Boeing 737-700/800 Next Generation or Embraer 190 aircraft that would be replaced or that Copa could lease or purchase engines that would be as reliable and efficient as the CFM 56-7B and GE CF34-10. We may also incur substantial transition costs, including costs associated with retraining our employees, replacing our manuals and adapting our facilities. Our operations could also be harmed by the failure or inability of Boeing, Embraer, CFM International or GE Engines to provide sufficient parts or related support services on a timely basis.

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

We also depend on limited suppliers with respect to supplies obtained locally, such as our fuel. These local suppliers may not be able to maintain the pace of our growth and our requirements may exceed their capabilities, which may adversely affect our ability to execute our day-to-day operations and our growth strategy.

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

We currently operate six daily departures to and from Cuba which provide passenger, cargo and mail transportation service. For the year ended December 31, 2014, our transported passengers to and from Cuba represented approximately 7% of our total passengers carried. Our operating revenues from Cuban operations during the year ended December 31, 2014 represented approximately 1.26% of our total consolidated operating revenues for such year. Our assets located in Cuba are insignificant.

Cuba has been identified by the United States government as a state sponsor of terrorism, and the U.S. Treasury Department’s Office of Foreign Assets Control (OFAC) administers and enforces economic and trade sanctions based on U.S. foreign policy against Cuba and certain other targeted foreign countries. Our overall business reputation may suffer as a result of our activities in Cuba, particularly if such activities grow in the future. Certain U.S. states have enacted legislation regarding investments by pension funds and other retirement systems in companies, such as ours, that have business activities with Cuba and other countries that have been identified as terrorist-sponsoring states. Similar legislation may be pending in other states. As a result, pension funds and other retirement systems may be subject to new reporting requirements and other burdensome restrictions with respect to investments in companies such as ours. Pension funds and similar institutions represent an important source of demand for our shares, and if their willingness to invest in and hold our shares were to diminish as a result of any such requirements or restrictions, or for any other reason, it would likely have a material adverse effect on the liquidity and value of our Class A shares.

We incurred intangible write-off charges as a result of a change in the operating plan for Copa Colombia.

During 2013, we recognized an intangible write-off charge of $31.2 million as a result of shifting Copa Colombia’s capacity from domestic to international markets. As of December 31, 2014, we had goodwill and intangible assets of $20.4 million principally relating to our acquisition of Copa Colombia. Our consolidated financial statements have been prepared in accordance with IFRS, under which goodwill and other intangible assets of indefinite life are not amortized and are tested for impairment annually, or when events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is assessed under IFRS by comparing the carrying amount to the recoverable amount of the cash-generating unit that has been measured at the higher of its value-in-use and its fair value, by applying cash flow projections in the functional currency based on the Company’s approved business plan covering a five-year period followed by the a long-term growth rate. If the value-in-use of a reporting unit is lower than its corresponding carrying amount, we recognize the difference as an impairment charge corresponding to the fair value using methodologies generally accepted in the markets to determine the value of entities. We may recognize additional impairment charges in future periods as a result of further changes in the operations of Copa Colombia or a deterioration in conditions in the markets in which Copa Colombia operates.

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

We compete with a number of other airlines that currently serve some of the routes on which we operate, including Avianca-Taca, American Airlines, Delta airlines, AeroMéxico, and the LAN Group, among others. Strategic alliances, bankruptcy restructurings and industry consolidations characterize the airline industry and tend to intensify competition. In 2011, the LAN Group acquired Aires, a low-cost Colombian air carrier, which is now operated as LAN Colombia. In 2012, the LAN Group acquired the Brazilian TAM Airlines, which resulted in the creation of the LATAM Airlines Group (LATAM). In addition, several other air carriers have reorganized in recent years, including certain of our competitors, such as Avianca-Taca and Delta, and have benefited from lower operating costs and fare discounting in order to maintain cash flows and to enhance continued customer loyalty.

In addition, since 2008, the airline industry has experienced increased consolidation and changes in international alliances, both of which have altered and will continue to alter the competitive landscape in the industry by resulting in the formation of airlines and alliances with increased financial resources, more extensive global networks and altered cost structures. For example, Grupo Viva is a new and expanding low-cost competitor created by Icelandia Anatron and Grupo IAMSA. Although we intend to compete vigorously and maintain our strong competitive position in the industry, Avianca-Taca and LAN Colombia represent a significant portion of the domestic market in Colombia and have access to greater resources as a result of their recent combinations. Therefore, Copa Colombia faces stronger competition than in recent years, and its prior results may not be indicative of its future performance. In addition, both we and Avianca-Taca joined Star Alliance on June 21, 2012. We cannot predict the extent to which participating in the same alliance as one of our direct competitors may impact our revenues, current operations or ability for future growth.

We must constantly react to changes in prices and services offered by our competitors to remain competitive. The airline industry is highly susceptible to price discounting, particularly because airlines incur very low marginal costs for providing service to passengers occupying otherwise unsold seats. Carriers use discount fares to stimulate traffic during periods of lower demand to generate cash flow and to increase market share. Any lower fares offered by one airline are often matched by competing airlines, which often results in lower industry yields with little or no increase in traffic levels. Price competition among airlines in the future could lead to lower fares or passenger traffic on some or all of our routes, which could negatively impact our profitability. We cannot be certain that any of our competitors will not undercut our fares in the future or increase capacity on routes in an effort to increase their respective market share. Although we intend to compete vigorously and to assert our rights against any predatory conduct, such activity by other airlines could reduce the level of fares or passenger traffic on our routes to the point where profitable levels of operations could not be maintained. Due to our smaller size and financial resources compared to several of our competitors, we may be less able to withstand aggressive marketing tactics or fare wars engaged in by our competitors should such events occur.

Changes in aviation technology may affect our competitiveness.

Aircraft rely on advanced technology. From time to time, new technology renders aircraft models obsolete, which could result in a negative impact on our financial results.

We may face increasing competition from low-cost carriers offering discounted fares.

Traditional hub-and-spoke carriers in the United States and Europe continue to face substantial and increasing competitive pressure from low-cost carriers offering discounted fares. The low-cost carriers’ operations are typically characterized by point-to-point route networks focusing on the highest demand city pairs, high aircraft utilization, single class service and fewer in-flight amenities. As evidenced by the operations of Gol Intelligent Airlines or Gol, which continues to grow both in Brazil as well as in other South American countries; Grupo Viva, which is growing in domestic markets in Mexico and Colombia; Spirit, which serves Latin America, including Panama, from Fort Lauderdale, JetBlue, which flies from Orlando to Bogota, San José, San Juan, Santo Domingo, and Nassau; and a number of low-cost carriers which operate within Mexico, among others, the low-cost carrier business model appears to be gaining acceptance in the Latin American aviation industry. As a result, we may face new and substantial competition from low-cost carriers in the future which could result in significant and lasting downward pressure on the fares we charge for flights on our routes.

Significant changes or extended periods of high fuel costs or fuel supply disruptions could materially affect our operating results.

Fuel costs constitute a significant portion of our total operating expenses, representing approximately 39.3% of operating expenses in 2012, 37.4% in 2013 and 37.6% in 2014. Jet fuel costs have been subject to wide fluctuations as a result of increases in demand, sudden disruptions in and other concerns about global supply, as well as market speculation. Fuel prices reached record levels during the middle of 2008, decreased substantially in 2009, and have increased once again during each of the last three years. Both the cost and availability of fuel are subject to many economic, political, weather, environmental and other factors and events occurring throughout the world that we can neither control nor accurately predict, including international political and economic circumstances such as the political instability in major oil-exporting countries in Latin America, Africa and Asia. If a future fuel supply shortage were to arise as a result of production curtailments by the Organization of the Petroleum Exporting Countries, or OPEC, a disruption of oil imports, supply disruptions resulting from severe weather or natural disasters, the continued unrest in the Middle East or otherwise, higher fuel prices or further reductions of scheduled airline services could result. We cannot assure that we would be able to offset any increases in the price of fuel by increasing our fares.

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

The airline industry is a labor-intensive business. We employ a large number of flight attendants, maintenance technicians and other operating and administrative personnel. The airline industry has, from time to time, experienced a shortage of qualified personnel. In addition, as is common with most of our competitors, we may, from time to time, face considerable turnover of our employees. Should the turnover of employees sharply increase, our training costs will be significantly higher. We cannot be certain that we will be able to recruit, train and retain the qualified employees that we need to continue our current operations or replace departing employees. A failure to hire and retain qualified employees at a reasonable cost could materially adversely affect our business, financial condition and results of operations.

Under Panamanian law, there is a limit on the maximum number of non-Panamanian employees that we may employ. Our need for qualified pilots has at times exceeded the domestic supply and as such, we have had to hire a substantial number of non-Panamanian national pilots. We cannot ensure that we will continue to attract foreign pilots or obtain government approvals to hire such pilots. The inability to attract and retain pilots may adversely affect our growth strategy by limiting our ability to add new routes or increase the frequency of existing routes.

Because the airline industry is characterized by high fixed costs and relatively elastic revenues, airlines cannot quickly reduce their costs to respond to shortfalls in expected revenue.

The airline industry is characterized by low gross profit margins, high fixed costs and revenues that generally exhibit substantially greater elasticity than costs. The operating costs of each flight do not vary significantly with the number of passengers flown and, therefore, a relatively small change in the number of passengers, fare pricing or traffic mix could have a significant effect on operating and financial results. These fixed costs cannot be adjusted quickly to respond to changes in revenues, and a shortfall from expected revenue levels could have a material adverse effect on our net income.

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

The terrorist attacks in the United States on September 11, 2001, for example, had a severe and lasting adverse impact on the airline industry, in particular, a decrease in airline traffic in the United States and, to a lesser extent, in Latin America. Our revenues depend on the number of passengers traveling on our flights. Therefore, any future terrorist attacks or threat of attacks, whether or not involving commercial aircraft, any increase in hostilities relating to reprisals against terrorist organizations, including an escalation of military involvement in the Middle East, or otherwise, and any related economic impact could result in decreased passenger traffic and materially and negatively affect our business, financial condition and results of operations.

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

Following the 2001 terrorist attacks, premiums for insurance against aircraft damage and liability to third parties increased substantially, and insurers could reduce their coverage or increase their premiums even further in the event of additional terrorist attacks, hijackings, airline crashes or other events adversely affecting the airline industry abroad or in Latin America. In the future, certain aviation insurance could become unaffordable, unavailable, or available only for reduced amounts of coverage that are insufficient to comply with the levels of insurance coverage required by aircraft lenders and lessors or applicable government regulations. While governments in other countries have agreed to indemnify airlines for liabilities that they might incur from terrorist attacks or provide low-cost insurance for terrorism risks, the Panamanian government has not indicated an intention to provide similar benefits to us. Increases in the cost of insurance may result in both higher fares and a decreased demand for air travel generally, which could materially and negatively affect our business, financial condition and results of operations.

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

According to International Monetary Fund estimates, the Panamanian and Colombian economies are expected to grow by 9.9% and 6.7%, respectively, in 2015 as measured by their GDP, however, if either economy experiences a sustained recession, or significant political disruptions, our business, financial condition and results of operations could be materially and negatively affected.

Any increase in the taxes we or our shareholders pay in Panama or the other countries where we do business could adversely affect the value of our Class A shares.

We cannot assure that we will continue to pay taxes at our current rate. Our provision for income taxes was $39.9 million, $60.1 million, and $36.6 million in the years ended December 31, 2012, 2013 and 2014, respectively, which represented an effective income tax rate of 10.9%, 12.5%, and 9.2%, respectively. We are subject to local tax regulations in each of the jurisdictions where we operate, the great majority of which are related to the taxation of income. In some of the countries to which we fly, we do not pay any income taxes, because we do not generate income under the laws of those countries either because they do not have income tax or because of treaties or other arrangements those countries have with Panama. In the remaining countries, we pay income tax at rates ranging from 25% to 34% of income.

Different countries calculate income in different ways, but they are typically derived from sales in the applicable country multiplied by our net margin or by a presumed net margin set by the relevant tax legislation. The determination of our taxable income in certain countries is based on a combination of revenues sourced to each particular country and the allocation of expenses of our operations to that particular country. The methodology for multinational transportation company sourcing of revenues and expenses is not always specifically prescribed in the relevant tax regulations, and therefore is subject to interpretation by both us and the respective taxing authorities. Additionally, in some countries, the applicability of certain regulations governing non-income taxes and the determination of our filing status are also subject to interpretation. We cannot estimate the amount, if any, of potential tax liabilities that might result if the allocations, interpretations and filing positions used by us in our tax returns were challenged by the taxing authorities of one or more countries. If taxes were to increase, our financial performance and results of operations could be materially and adversely affected. Due to the competitive revenue environment, many increases in fees and taxes have been absorbed by the airline industry rather than being passed on to the passenger. Any such increases in our fees and taxes may reduce demand for air travel and thus our revenues.

In 2010, the Panamanian tax code for the airline industry was amended to make taxes based on net income earned for traffic whose origin or final destination is the Republic of Panama. The applicable tax rate for 2010 was 27.5%. For 2011 and going forward, the applicable tax rate has been established at 25.0%. On December 30, 2013, the Panamanian National Assembly approved amendments to the tax code that would have changed Panama’s tax system from a territoriality regime to a global tax regime, subject to certain exceptions. Although these amendments were repealed on January 10, 2014 by the Assembly, the Panamanian tax code could be subject to further change in the future, which could materially increase our effective tax rate.

Dividends from our Panamanian subsidiaries, including Copa, are separately subject to a 10% percent withholding tax on the portion attributable to Panamanian-sourced income and a 5% withholding tax on the portion attributable to foreign-sourced income. Additionally, a 7% value added tax is levied on tickets issued in Panama for travel commencing in Panama and going abroad, irrespective of where such tickets were ordered.

Political unrest and instability in Latin American countries in which we operate may adversely affect our business and the market price of our Class A shares.

While geographic diversity helps reduce our exposure to risks in any one country, we operate primarily within Latin America and are subject to a full range of risks associated with our international operations. These risks may include unstable political or economic conditions, lack of well-established or reliable legal systems, exchange controls and other limits on our ability to repatriate earnings and changeable legal and regulatory requirements. In Venezuela and Argentina, for example, we and other airlines and foreign companies may only repatriate cash through specific governmental programs, which may effectively preclude us from repatriating cash for periods of time. For the year ended December 31, 2014 sales in Venezuela and Argentina represented 6.0% and 5.2% of our total sales, respectively. Each of Venezuela and Argentina have experienced difficult political conditions in recent periods as well as governmental actions that have adversely impacted businesses that conduct operations in those countries. See “Our substantial cash balances in Venezuelan bolivars are subject to unfavorable exchange controls, and our Venezuelan operations could be adversely affected by conditions in Venezuela or by relations between Panama and Venezuela.”

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

Pursuant to the Panamanian Aviation Act, as amended and interpreted to date, and certain of the bilateral treaties affording us the right to fly to other countries, we are required to be “substantially owned” and “effectively controlled” by Panamanian nationals. Our failure to comply with such requirements could result in the loss of our Panamanian operating license and/or our right to fly to certain important countries. Our Articles of Incorporation (Pacto Social) give special powers to our independent directors to take certain significant actions to attempt to ensure that the amount of shares held in us by non-Panamanian nationals does not reach a level that could jeopardize our compliance with Panamanian and bilateral ownership and control requirements. If our independent directors determine it is reasonably likely that we will be in violation of these ownership and control requirements and our Class B shares represent less than 10% of our total outstanding capital stock (excluding newly issued shares sold with the approval of our independent directors committee), our independent directors will have the power to issue additional Class B shares or Class C shares with special voting rights solely to Panamanian nationals. See “10B. Memorandum and Articles of Association—Description of Capital Stock.”

If any of these remedial actions are taken, the trading price of the Class A shares may be materially and adversely affected. An issuance of Class C shares could have the effect of discouraging certain changes of control of Copa Holdings or may reduce any voting power that the Class A shares enjoy prior to the Class C share issuance. There can be no assurance that we would be able to complete an issuance of Class B shares to Panamanian nationals. We cannot be certain that restrictions on ownership by non-Panamanian nationals will not impede the development of an active public trading market for the Class A shares, adversely affect the market price of the Class A shares or materially limit our ability to raise capital in markets outside of Panama in the future.

Our controlling shareholder has the ability to direct our business and affairs, and its interests could conflict with other shareholders’.

All of our Class B shares, representing approximately 24.9% of the economic interest in Copa Holdings and all of the voting power of our capital stock, are owned by CIASA. CIASA is in turn controlled by a group of Panamanian investors. In order to comply with the Panamanian Aviation Act, as amended and interpreted to date, we have amended our organizational documents to modify our share capital so that CIASA will continue to exercise voting control of Copa Holdings. CIASA will not be able to transfer its voting control unless control of our Company will remain with Panamanian nationals. CIASA will maintain voting control of the Company so long as CIASA continues to own a majority of our Class B shares and the Class B shares continue to represent more than 10% of our total share capital (excluding newly issued shares sold with the approval of our independent directors committee). Even after CIASA ceases to own the majority of the voting power of our capital stock, CIASA may continue to control our Board of Directors indirectly through its control of our Nominating and Corporate Governance Committee. As the controlling shareholder, CIASA may direct us to take actions that could be contrary to other shareholders’ interests and under certain circumstances CIASA will be able to prevent other shareholders, including you, from blocking these actions. Also, CIASA may prevent change of control transactions that might otherwise provide an opportunity to dispose of or realize a premium on investments in our Class A shares.

The Class A shares will only be permitted to vote in very limited circumstances and may never have full voting rights.

The holders of Class A shares have no right to vote at our shareholders’ meetings except with respect to corporate transformations of Copa Holdings, mergers, consolidations or spin-offs of Copa Holdings, changes of corporate purpose, voluntary delisting of the Class A shares from the NYSE, the approval of nominations of our independent directors and amendments to the foregoing provisions that adversely affect the rights and privileges of any Class A shares. The holders of Class B shares have the power, subject to our supplemental agreement with UAL, to elect the Board of Directors and to determine the outcome of all other matters to be decided by a vote of shareholders. Class A shares will not have full voting rights unless the Class B shares represent less than 10% of our total capital stock (excluding newly issued shares sold with the approval of our independent directors committee). See “Item 10B. Memorandum and Articles of Association—Description of Capital Stock.” We cannot assure that the Class A shares will ever carry full voting rights.

Substantial future sales of our Class A shares by CIASA could cause the price of the Class A shares to decrease.

CIASA owns all of our Class B shares, and those Class B shares will be converted into Class A shares if they are sold to non-Panamanian investors. In connection with our initial public offering in December 2005, Continental and CIASA reduced their ownership of our total capital stock from 49% to approximately 27.3% and from 51% to approximately 25.1%, respectively. In a follow-on offering in June 2006, Continental further reduced its ownership of our total capital stock from 27.3% to 10.0%. In May 2008, we and CIASA released Continental from its standstill obligations and they sold down their remaining shares in the public market. CIASA holds registration rights with respect to a significant portion of its shares pursuant to a registration rights agreement entered into in connection with our initial public offering. In March 2010, CIASA converted a portion of its Class B shares into 1.6 million non-voting Class A shares and sold such Class A shares in an SEC-registered public offering. In the event CIASA seeks to reduce its ownership below 10% of our total share capital, our independent directors may decide to issue special voting shares solely to Panamanian nationals to maintain the ownership requirements mandated by the Panamanian Aviation Act. As a result, the market price of our Class A shares could drop significantly if CIASA further reduces its investment in us, other significant holders of our shares sell a significant number of shares or if the market perceives CIASA or other significant holders intend to sell them.

Holders of our common stock are not entitled to preemptive rights, and as a result shareholders may experience substantial dilution upon future issuances of stock by us.

Under Panamanian corporate law and our organizational documents, holders of our Class A shares are not entitled to any preemptive rights with respect to future issuances of capital stock by us. Therefore, unlike companies organized under the laws of many other Latin American jurisdictions, we are free to issue new shares of stock to other parties without first offering them to our existing shareholders. In the future we may sell Class A or other shares to persons other than our existing shareholders at a lower price than the shares already sold, and as a result shareholders may experience substantial dilution of their interest in us.

Shareholders may not be able to sell our Class A shares at the price or at the time desired because an active or liquid market for the Class A shares may not continue.

Our Class A shares are listed on the NYSE. During the three months ended December 31, 2014, the average daily trading volume for our Class A shares as reported by the NYSE was approximately 771,603 shares. Active, liquid trading markets generally result in lower price volatility and more efficient execution of buy and sell orders for our investors. The liquidity of a securities market is often affected by the volume of shares publicly held by unrelated parties. We cannot predict whether an active liquid public trading market for our Class A shares will be sustained.

Our Board of Directors may, in its discretion, amend or repeal our dividend policy. Shareholders may not receive the level of dividends provided for in the dividend policy or any dividends at all.

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

Our Board of Directors has reserved the right to amend the dividend policy, or pay dividends in excess of the level circumscribed in the dividend policy. The aviation industry has cyclical characteristics, and many international airlines are currently experiencing difficulties meeting their liquidity needs. Also, our business strategy contemplates substantial growth over the next several years, and we expect such growth will require a great deal of liquidity. To the extent that we pay dividends in accordance with, or in excess of, our dividend policy, the money that we distribute to shareholders will not be available to us to fund future growth and meet our other liquidity needs.

Our Articles of Incorporation impose ownership and control restrictions on our Company that ensure that Panamanian nationals will continue to control us and that these restrictions operate to prevent any change of control or some transfers of ownership in order to comply with the Aviation Act and other bilateral restrictions.

Under the Panamanian Aviation Act, as amended and interpreted to date, Panamanian nationals must exercise “effective control” over the operations of the airline and must maintain “substantial ownership.” These phrases are not defined in the Aviation Act itself and it is unclear how a Panamanian court would interpret them. The share ownership requirements and transfer restrictions contained in our Articles of Incorporation, as well as the dual-class structure of our voting capital stock are designed to ensure compliance with these ownership and control restrictions. See “Item 10B. Memorandum and Articles of Association—Description of Capital Stock.” These provisions of our Articles of Incorporation may prevent change of control transactions that might otherwise provide an opportunity to realize a premium on investments in our Class A shares. They also ensure that Panamanians will continue to control all the decisions of our Company for the foreseeable future.

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

On May 6, 1998, Copa Holdings, S.A., the holding company for Copa and related companies was incorporated as a sociedad anónima under the laws of Panama to facilitate the sale by CIASA of a 49% stake in Copa Holdings to Continental. In connection with Continental’s investment, we entered into an extensive alliance agreement with Continental providing for code-sharing, joint marketing, technical exchanges and other cooperative initiatives between the airlines. At the time of our initial public offering in December 2005, Continental reduced its ownership of our total capital stock from 49% to approximately 27.3%. In a follow-on offering in June 2006, Continental further reduced its ownership of our total capital stock from 27.3% to 10.0%. In May 2008, Continental Airlines sold its remaining shares in the public market. In March 2010, CIASA sold 4.2% of its interest and as of December 31, 2014 held 24.9% of our total capital stock.

Since 1998, we have grown and modernized our fleet while improving customer service and reliability. Copa has expanded its fleet from 13 aircraft to 98 aircraft at December 2014. In 1999, we received our first Boeing 737-700s, in 2003 we received our first Boeing 737-800s, and in 2005 we received our first Embraer 190. In the first quarter of 2005, we completed our fleet renovation program and discontinued use of our last Boeing 737-200s. During the second quarter of 2005, we purchased Copa Colombia, one of the largest domestic air carriers in Colombia in terms of number of passengers carried. Since 2005, we have expanded from 24 destinations in 18 countries to 69 destinations in 30 countries. We plan to continue our expansion, which includes increasing our fleet, over the next several years.

On April 22, 2005, we acquired an initial 85.6% equity ownership interest in Copa Colombia, which was one of the largest domestic carriers in Colombia in terms of passengers carried. Through subsequent acquisitions, we increased our total ownership interest in Copa Colombia to 99.9% by the end of that year. We believe that Copa Airlines’s operational coordination with Copa Colombia creates additional passenger traffic in our existing route network by providing Colombian passengers more convenient access to the international destinations served through our Panama hub.

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

Capital Expenditures

During 2014, our capital expenditures were $273.9 million, which consisted primarily of advance payments on aircraft purchase contracts and acquisition of property and equipment. During 2013, our capital expenditures were $182.8 million, which consisted primarily of expenditures related to our purchase of seven Boeing 737-800 aircraft, as well as $191.0 million in expenditures related to advance payments on aircraft purchase contracts. During 2012, our capital expenditures were $399.7 million, which consisted primarily of expenditures related to our purchase of seven Boeing 737-800 aircraft, as well as $194.9 million in expenditures related to advance payments on aircraft purchase contracts.

B. Business Overview

We are a leading Latin American provider of airline passenger and cargo service through our two principal operating subsidiaries, Copa Airlines and Copa Colombia. Copa Airlines operates from its strategically-located position in the Republic of Panama, and Copa Colombia provides service within Colombia and international flights from various cities in Colombia to Panama, Venezuela, Ecuador, Mexico, Cuba, Guatemala and Costa Rica. We currently operate a fleet of 98 aircraft, 72 Boeing 737-Next Generation aircraft and 26 Embraer 190 aircraft. To meet its growing capacity requirements, Copa has firm orders, including purchase and lease commitments, to accept delivery of 21 Boeing 737-Next Generation aircraft through 2019 and purchase rights and options that, if exercised, allow us to accept delivery of up to eight Boeing 737-Next Generation aircraft through 2019. We have also announced an order of 61 additional Boeing 737-MAX 8 and 9 aircraft to be delivered between 2018 and 2024.

Copa currently offers approximately 355 daily scheduled flights among 69 destinations in 30 countries in North, Central and South America and the Caribbean from its Panama City hub. Copa provides passengers with access to flights to more than 170 other destinations through codeshare arrangements with UAL and other airlines pursuant to which each airline places its name and flight designation code on the other’s flights. Through its Panama City hub, Copa is able to consolidate passenger traffic from multiple points to serve each destination effectively.

Copa began its strategic alliance with Continental in 1998. Since then, it has conducted joint marketing and codesharing arrangements. On October 1, 2010, Continental merged with United Airlines. The combined carrier took the United Airlines name but uses the former Continental’s livery and logo. All of the service and alliance agreements we had in place with Continental have been transferred to the combined UAL entity. We believe that Copa’s co-branding and joint marketing activities, which continue with UAL, have enhanced its brand in Latin America, and that the relationship with UAL has afforded it cost-related benefits, such as improved purchasing power in negotiations with aircraft vendors and insurers. Copa’s alliance and related services agreements with UAL are in effect until May 2016. Due to the long-standing alliance relationship with Continental, and in order to ensure Copa remained fully aligned with Continental on a number of important joint initiatives, Copa officially joined Star Alliance on June 21, 2012, which Continental had joined at the end of 2009.

Since January 2001, we have grown significantly and have established a track record of consistent profitability. Our total operating revenues have increased from $0.3 billion in 2001 to $2.7 billion in 2014 while our operating margins have also increased from 8.6% to 19.3% over the same period.

Our Strengths

We believe our primary business strengths that have allowed us to compete successfully in the airline industry include the following:

•	Our “Hub of the Americas” airport is strategically located. We believe that Copa’s base of operations at the geographically central location of Tocumen International Airport in Panama City, Panama provides convenient connections to our principal markets in North, Central and South America and the Caribbean, enabling us to consolidate traffic to serve several destinations that do not generate enough demand to justify point-to-point service. Flights from Panama operate with few service disruptions due to weather, contributing to high completion factors and on-time performance. Tocumen International Airport’s sea-level altitude allows our aircraft to operate without the performance restrictions they would be subject to at higher-altitude airports. We believe that Copa’s hub in Panama allows us to benefit from Panama City’s status as a center for financial services, shipping and commerce and from Panama’s stable, dollar-based economy, free-trade zone and growing tourism.

•	We focus on keeping our operating costs low. In recent years, our low operating costs and efficiency have contributed significantly to our profitability. Our operating cost per available seat mile, excluding costs for fuel and intangible write-off charges, was 7.04 in 2010, 6.73 in 2011, 6.77 in 2012, 6.75 in 2013 and 6.57 in 2014. We believe that our cost per available seat mile reflects our modern fleet, efficient operations and the competitive cost of labor in Panama.

•	We operate a modern fleet. Our fleet consists of modern Boeing 737-Next Generation and Embraer 190 aircraft equipped with winglets and other modern cost-saving and safety features. Over the next several years, we intend to enhance our modern fleet through the addition of at least 21 additional Boeing 737-Next Generation aircraft. We recently announced an order of 61 additional 737-MAX 8 and 9 aircraft to be delivered between 2018 and 2024. We believe that our modern fleet contributes to our on-time performance and high completion factor (percentage of scheduled flights not cancelled). We expect our Boeing 737-700, 737-800, 737-MAX 8, 737-MAX 9 and Embraer 190 aircraft to continue offering substantial operational cost advantages.

•	We believe Copa has a strong brand and a reputation for quality service. We believe that the Copa brand is associated with value to passengers, providing world-class service and competitive pricing. For the year ended December 31, 2014, Copa’s statistic for on-time performance was 90.36% and its completion factor was 99.8%. Baggage mishandling for Copa over the same period was 6.14 mishandled bags per 1000 passengers. Our focus on customer service has helped to build passenger loyalty. We believe that our brand has also been enhanced through our relationship with UAL, the similarity of our aircraft livery and aircraft interiors and our participation in UAL’s United Club lounge program, which operates in partnership with our Copa Club lounge program.

•	Our management fosters a culture of teamwork and continuous improvement. Our management team has been successful at creating a culture based on teamwork and focused on continuous improvement. Each of our employees has individual objectives based on corporate goals that serve as a basis for measuring performance. When corporate operational and financial targets are met, employees are eligible to receive bonuses according to our profit sharing program. See “Item 6D. Employees.” We also recognize outstanding performance of individual employees through company-wide recognition, one-time awards, special events and, in the case of our senior management, grants of restricted stock and stock options. Our goal-oriented culture and incentive programs have contributed to a motivated work force that is focused on satisfying customers, achieving efficiencies and growing profitability.

Our Strategy

Our goal is to continue to grow profitably and enhance our position as a leader in Latin American aviation by providing a combination of superior customer service, convenient schedules and competitive fares, while maintaining competitive costs. The key elements of our business strategy include the following:

•	Expand our network by increasing frequencies and adding new destinations. We believe that demand for air travel in Latin America is likely to expand in the next decade, and we intend to use our increasing fleet capacity to meet this growing demand. We intend to focus on expanding our operations by increasing flight frequencies on our most profitable routes and initiating service to new destinations. Copa’s Panama City hub allows us to consolidate traffic and provide service to certain underserved markets, particularly in Central America and the Caribbean, and we intend to focus on providing new service to regional destinations that we believe best enhance the overall connectivity and profitability of our network.

•	Continue to focus on keeping our costs low. We seek to reduce our cost per available seat mile without sacrificing services valued by our customers as we execute our growth plans. Our goal is to maintain a modern fleet and to make effective use of our resources through efficient aircraft utilization and employee productivity. We intend to reduce our distribution costs by increasing direct sales, including internet and call center sales, as well as improving efficiency through technology and automated processes.

•	Emphasize superior service and value to our customers. We intend to continue to focus on satisfying our customers and earning their loyalty by providing a combination of superior service and competitive fares. We believe that continuing our operational success in keeping flights on time, reducing mishandled luggage and offering convenient schedules to attractive destinations will be essential to achieving this goal. We intend to continue to incentivize our employees to improve or maintain operating and service metrics relating to our customers’ satisfaction by continuing our profit sharing plan and employee recognition programs and to reward customer loyalty with our new frequent flyer program, ConnectMiles, upgrades and access to our Copa Club lounges, which operate in partnership with United Clubs worldwide.

•	Capitalize on opportunities at Copa Colombia. We are seeking to enhance Copa Colombia’s profitability through a variety of initiatives, including expanding its international routes, capitalizing on aircraft interchange with Copa, further integrating its route network with Copa’s and improving overall efficiency.

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

According to data from the International Air Transport Association, or “IATA”, Latin America comprised approximately 7.6% of worldwide passengers flown in 2013, or 240.4 million passengers.

The Central American aviation market is dominated by international traffic. According to data from IATA, International revenue passenger miles (“RPMs”) are concentrated between North America and Central America. This segment represented 78% of international RPMs flown to and from Central America in 2013, compared to 17% RPMs flown between Central America and South America and 5% for RPMs flown between Central American countries. Total RPMs flown on international flights to and from Central America increased 7.2% in 2013, and load factors on international flights to and from Central America were 80.6% on average.

The chart below details passenger traffic between regions in 2013:

	2013 IATA Traffic Results
	Passenger Kms Flown		Available Seat Kms		Passenger LF
	(Millions)	Change (%)	(Millions)	Change (%)	LF	Change (%)

North America - Central America / Caribbean	115,174	5.5	140,700	4.4	81.9%	0.9 p.p.

North America - South America	87,060	8.7	106,379	4.4	81.8%	0.3 p.p.

Within South America	34,712	7.1	44,987	5.5	77.2%	1.1 p.p.

Central America/Caribbean - South America	24,866	16.9	31,740	15.3	78.3%	1.1 p.p.

Within Central America	7,077	3.4	10,033	(3.3)	70.5%	4.6 p.p.

Panama serves as a hub for connecting passenger traffic between major markets in North, South, and Central America and the Caribbean. Accordingly, passenger traffic to and from Panama is significantly influenced by economic growth in surrounding regions. Major passenger traffic markets in North, South and Central America experienced growth in their GDP in 2014. Preliminary figures indicate that real GDP increased by 6.6% in Panama and by 4.8% in Colombia, according to data of the World Economic and Financial Survey conducted by the International Monetary Fund (“IMF”).

	GDP (in US$ billions)		GDP per Capita
	2014	2014	2014
	Current Prices	Real GDP	Current Prices
	(US$)	(% Growth)	(US$)
Argentina	536	(1.70)	12,778
Brazil	2,244	0.30	11,067
Chile	264	2.00	14,911
Colombia	400	4.81	8,394
Mexico	1,296	2.39	10,837
Panama	45	6.61	11,800
USA	17,416	2.15	54,678

Source: International Monetary Fund, World Economic Outlook Database, October 2014.

Panama has benefited from a stable economy with moderate inflation and steady GDP growth. According to IMF estimates, from 2008 to 2014, Panama’s real GDP grew at an average annual rate of 8.3%, while inflation averaged 4.1% per year. The service sector represents approximately 75% of total real GDP in Panama, a higher percentage of GDP than the service sector represents in most other Latin American countries. The IMF currently estimates Panama’s population to be approximately 3.8 million in 2014, with the majority of the population concentrated in Panama City, where our hub at Tocumen International Airport is located. We believe the combination of a stable, service-oriented economy and steady population growth has helped drive our domestic origin and destination passenger traffic.

Domestic travel within Panama primarily consists of individuals visiting families as well as domestic and foreign tourists visiting the countryside. Most of this travel is done via ground transportation, and its main flow is to and from Panama City, where most of the economic activity and population is concentrated. Demand for domestic air travel is growing and relates primarily to leisure travel from foreign and local tourists. Since January 2015, Copa has operated two daily flights to the second-largest city in Panama, David in Chiriqui. The remaining market is served primarily by one local airline, Air Panama, which operates a fleet primarily consisting of turbo prop aircraft generally with less than 50 seats. This airline offers limited international service and operates in the domestic terminal of Panama City, which is located 30 minutes by car from Tocumen International Airport.

Colombia is the third largest country in Latin America in terms of population, with a population of approximately 47.7 million in 2014 according to the IMF, and has a land area of approximately 440,000 square miles. Colombia’s GDP is estimated to be $400 billion for 2014, and per capita income was approximately $8.4 thousand (current prices) according to the IMF. Colombia’s geography is marked by the Andean mountains and an inadequate road and rail infrastructure, making air travel a convenient and attractive transportation alternative. Colombia shares a border with Panama, and for historic, cultural and business reasons it represents a significant market for many Panamanian businesses.

Route Network and Schedules

As of December 31, 2014, Copa provided regularly-scheduled flights to 69 cities in North, Central and South America and the Caribbean. The majority of Copa flights operate through our hub in Panama which allows us to transport passengers and cargo among a large number of destinations with service that is more frequent than if each route were served directly.

We believe our hub-and-spoke model is the most efficient way for us to operate our business since most of the origination/destination city pairs we serve do not generate sufficient traffic to justify a point-to-point service. Also, since we serve many countries, it would be very difficult to obtain the bilateral route rights necessary to operate a competitive point-to-point system.

Copa schedules its hub flights using a “connecting bank” structure, where flights arrive at the hub at approximately the same time and depart a short time later. In June 2011, we increased our banks of flights from four to six a day. This allowed us to increase efficiency in the use of hub infrastructure in addition to providing more time of day choices to passengers.

As a part of our strategic relationship with UAL, Copa provides flights through codesharing arrangements to over 170 other destinations. In addition to codeshares provided with our Star Alliance partners, Copa also has codesharing arrangements in place with several other carriers, including KLM, Gol, and Aeromexico.

In addition to increasing the frequencies to destinations we already serve, Copa’s business strategy is also focused on adding new destinations across Latin America, the Caribbean and North America in order to increase the attractiveness of our Hub of the Americas at Tocumen International Airport hub for intra-American traffic. We currently plan to introduce new destinations and to increase frequencies to many of the destinations that Copa currently serves. Our Embraer 190 aircraft, together with the Boeing 737-Next Generation aircraft, allow us to improve our service by increasing frequencies and service to new destinations with the right-sized aircraft.

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

The following table shows our revenue generated in each of our major operating regions.

Revenue by Region

	Year Ended December 31,
Region	2014	2013	2012	2011	2010
North America (1)	20.5%	18.0%	16.7%	16.9%	15.1%
South America	55.1%	63.6%	60.8%	57.9%	55.0%
Central America (2)	19.7%	13.7%	17.8%	19.3%	23.4%
Caribbean (3)	4.7%	4.7%	4.7%	5.9%	6.5%

(1)	Includes USA, Canada, Mexico
(2)	Includes Panama
(3)	Cuba, Dominican Republic, Haiti, Jamaica, Puerto Rico, Aruba, Curaçao, St. Marteen, Bahamas, and Trinidad and Tobago.

Airline Operations

Passenger Operations

Passenger revenue accounted for approximately $2,620 million in 2014, $2,520 million in 2013, and $2,163 million in 2012, representing 96.8%, 96.6%, and 96.2%, respectively, of Copa’s total revenues. Leisure traffic, which makes up close to half of Copa’s total traffic, tends to coincide with holidays, school vacations and cultural events and peaks in July and August, and again in December and January. Despite these seasonal variations, Copa’s overall traffic pattern is relatively stable due to the constant influx of business travelers. Approximately half of Copa’s passengers regard Panama City as their destination or origination point, and most of the remaining passengers pass through Panama City in transit to other points on our route network.

Cargo Operations

In addition to our passenger service, we make efficient use of extra capacity in the belly of our aircraft by carrying cargo. Our cargo operations consist principally of freight service. Copa’s cargo business generated revenues of approximately $60.6 million in 2014, $60.9 million in 2013, and $57.3 million in 2012, representing 2.2%, 2.3%, and 2.6% respectively, of Copa’s operating revenues. We primarily move our cargo in the belly of our aircraft. However, we also wet-lease and charter freighter capacity when necessary to meet our cargo customers’ needs.

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

Copa charges more for tickets on higher-demand routes, tickets purchased on short notice and other itineraries suggesting a passenger would be willing to pay a premium. This represents strong value to Copa’s business customers, who need more flexibility with their flight plans. The number of seats Copa offers at each fare level in each market results from a continual process of analysis and forecasting. Past booking history, seasonality, the effects of competition and current booking trends are used to forecast demand. Current fares and knowledge of upcoming events at destinations that will affect traffic volumes are included in Copa’s forecasting model to arrive at optimal seat allocations for its fares on specific routes. Copa uses a combination of approaches, taking into account yields, flight load factors and effects on load factors of continuing traffic, depending on the characteristics of the markets served, to arrive at a strategy for achieving the best possible revenue per available seat mile, balancing the average fare charged against the corresponding effect on our load factors.

Relationship with UAL

It is common practice in the commercial aviation industry for airlines to develop marketing and commercial alliances with other carriers in order to offer a more complete and seamless travel experience to passengers. These alliances typically yield certain conveniences such as codesharing, frequent flyer reciprocity, and, where permitted, coordinated scheduling of flights as well as additional joint marketing activities.

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

                As a result of our alliance, we have benefited from Continental’s and now UAL’s expertise and experience over the past decade. For example, although we will be launching our own frequent flyer program, ConnectMiles, in July 2015, we adopted Continental’s OnePass (now UAL’s MileagePlus) frequent flyer program and rolled out a co-branded joint product in much of Latin America, which enabled Copa to develop brand loyalty among travelers. The co-branding of the OnePass (now MileagePlus) loyalty programs helped to leverage the brand recognition that Continental already enjoyed across Latin America and has enabled Copa to compete more effectively against regional competitors such as Avianca-Taca and the Oneworld alliance represented by American Airlines and LAN Airlines. We also share UAL’s Sceptre inventory management software, which allows Copa to pool spare parts with the larger airline and to rely on UAL to provide engineering support for maintenance projects. We have also been able to take advantage of UAL’s purchasing power and negotiate more competitive rates for spare parts and third-party maintenance work. In addition to the Sceptre system, we have implemented several important information technology systems, such as the “SHARES” computer reservation system in an effort to maintain commonality with UAL.

Our alliance relationship with Continental enjoyed a grant of antitrust immunity from the U.S. Department of Transportation, or DOT. The DOT has issued a “route transfer order” document whereby the existing antitrust immunity grant between Continental and Copa Airlines is now in effect between UAL and Copa Airlines.

In 2007, Copa joined the SkyTeam global alliance as an Associate Member, in part due to the support and sponsorship of Continental. Continental left the SkyTeam Alliance and joined the Star Alliance effective the fourth quarter of 2009. Due to the long-standing alliance relationship with Continental, and in order to ensure Copa remained fully aligned with Continental on a number of important joint initiatives, Copa also exited the SkyTeam Alliance during the fourth quarter of 2009 and officially joined Star Alliance on June 21, 2012.

Our alliance with UAL is governed by several interrelated agreements. Each of the agreements, as amended and restated, will only expire three years after one of the parties has given written notice to the other. In May 2013, UAL provided us with such notice, and as a result the current alliance will expire in May 2016. However, we have agreed with UAL to work together to update the existing alliance agreements and to prepare similar replacement agreements that will take effect after May 2016. Other events of termination are set forth in the descriptions of the major alliance-related agreements set forth below.

Alliance Agreement. Under our alliance agreement with UAL, both entities agree to continue their codesharing relationship with extensions as they feel appropriate and to work to maintain our antitrust immunity with the DOT. In order to support the codesharing relationship, the alliance agreement also contains provisions mandating a continued frequent flyer relationship between the airlines, setting minimum levels of quality of service for the airlines and encouraging cooperation in marketing and other operational initiatives. Under the alliance agreement, UAL and Copa are prohibited from entering into commercial agreements with certain classes of competing airlines, and the agreement requires both parties to include each other, as practicable, in their commercial relationships with other airlines. Other than by expiration as described above, the agreement is also terminable by an airline in cases of, among other things, uncured material breaches of the alliance agreement by the other airline, bankruptcy of the other airline, termination of the services agreement for breach by the other airline, termination of the frequent flyer participation agreement without entering into a successor agreement by the other airline, certain competitive activities, certain changes of control of either of the parties and certain significant operational service failures by the other airline.

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

Frequent Flyer Participation Agreement. We have elected to cease co-branding the MileagePlus frequent flyer program in Latin America and will launch our own frequent flyer program in July 2015, ConnectMiles. We have reached a scale where establishing our own direct relationship with our customers is warranted. Copa and UAL will remain strong loyalty partners through our participation in the Star Alliance.

Trademark License Agreement. Under the trademark license agreement, we have the right to use a logo incorporating a design that is similar to the design of the new UAL logo. We also have the right to use UAL’s trade dress, aircraft livery and certain other UAL marks under the agreement that allow us to more closely align our overall product with our alliance partner. The trademark license agreement is coterminous with the alliance agreement and can also be terminated for breach. In most cases, we will have a period of five years after termination to cease to use the marks on our aircraft, with less time provided for signage and other uses of the marks or in cases where the agreement is terminated for a breach by us.

Sales, Marketing and Distribution

Sales and Distribution. Approximately 69.0% of sales during 2014 were completed through travel agents and other airlines while approximately 31.0% were direct sales via our city ticket offices (“CTOs”), call centers, airport counters or website. Travel agents receive base commissions, not including back-end incentive payments, ranging from 0% to 6% depending on the country. The weighted average rate for these commissions during 2014 was 2.15%. In recent years, base commissions have decreased significantly in most markets as more efficient back-end incentive programs have been implemented to reward selected travel agencies that exceed their sales targets.

                Travel agents obtain airline travel information and issue airline tickets through global distribution systems, or “GDSs”, that enable them to make reservations on flights from a large number of airlines. GDSs are also used by travel agents to make hotel and car rental reservations. Copa participates actively in all major international GDSs, including SABRE, Amadeus, Galileo and Worldspan. In return for access to these systems, Copa pays transaction fees that are generally based on the number of reservations booked through each system.

Copa has a sales and marketing network consisting of 83 domestic and international ticket offices, including airport and city ticket offices located in Panama and Colombia. During the year ended December 31, 2014, approximately 11.8% and 2.4% of its sales were booked through our ticket counters and call center, respectively.

The call center that operates Copa’s reservations and sales services handles calls from Panama as well as most other countries to which Copa flies. Such centralization has resulted in a significant increase in telephone sales, as it efficiently allows for improvements in service levels such as 24-hour-a-day, 7-days-a-week service, in three different languages.

We encourage the use of direct internet bookings by our customers because it is our most efficient distribution channel. In the third quarter of 2009, Copa introduced a new booking engine in order to offer more functionality to customers and further reduce distribution costs. In 2014, 16.6% of our sales were made via the website. Copa’s goal is to channel more of its total sales through the website.

Advertising and Promotional Activities. Our advertising and promotional activities include the use of television, print, radio and billboards, as well as targeted public relation events in the cities where we fly. In recent years, we have increased our use of social media via Facebook and Twitter to enhance our brand image and engage customers in a new way. We believe that the corporate traveler is an important part of our business, and we particularly promote our service to these customers by conveying the reliability, convenience and consistency of our service and offering value-added services such as convention and conference travel arrangements, as well as our Business Rewards loyalty program for our small and medium-sized corporate customers. We also promote package deals for the destinations where we fly through combined efforts with selected hotels and travel agencies.

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

Copa competes with a number of other airlines that currently serve the routes on which we operate, including Avianca, American Airlines, Delta Airlines, AeroMexico, LATAM Group and Viva Colombia, among others. In order to remain competitive, we must constantly react to changes in prices and services offered by our competitors.

In 2011, the LAN Group acquired Aires, a low-cost Colombian air carrier, which is now operated as LAN Colombia. In 2012, the LAN Group acquired the Brazilian TAM Airlines, which resulted in the creation of the LATAM Airlines Group (LATAM). In addition, several other air carriers have reorganized in recent years, including certain of our competitors, such as Avianca-Taca and Delta, and have benefited from lower operating costs and fare discounting in order to maintain cash flows and to enhance continued customer loyalty. For example, Grupo Viva is a new and expanding low-cost competitor created by Icelandia Anatron and Grupo IAMSA.

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

The airline industry is highly susceptible to price discounting, particularly because airlines incur very low marginal costs for providing service to passengers occupying otherwise unsold seats. Carriers use discount fares to stimulate traffic during periods of lower demand to generate cash flow and to increase market share. Any lower fares offered by one airline are often matched by competing airlines, which frequently results in lower industry yields with little or no increase in traffic levels. Price competition among airlines in the future could lead to lower fares or passenger traffic on some or all of our routes, which could negatively impact our profitability. We cannot assure you that any of our competitors will not undercut our fares in the future or increase capacity on routes in an effort to increase their respective market share. Although we intend to compete vigorously and to assert our rights against any predatory conduct, such activity by other airlines could reduce the level of fares or passenger traffic on our routes to the point where profitable levels of operations could not be maintained. Due to our smaller size and financial resources compared to several of our competitors, we may be less able to withstand aggressive marketing tactics or fare wars engaged in by our competitors should such events occur.

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

Aircraft

As of December 31, 2014, Copa operated a fleet consisting of 98 aircraft, including 18 Boeing 737-700 Next Generation aircraft, 54 Boeing 737-800 Next Generation aircraft and 26 Embraer 190 aircraft. As of December 31, 2014, Copa had firm orders, including purchase and lease commitments, for 21 additional Boeing 737 Next Generation aircraft. Copa also has options for additional 8 Boeing 737 Next Generation aircraft. We have also announced an order for 61 additional 737-MAX 8 and 9 aircraft to be delivered between 2018 and 2024.

The current composition of the Copa fleet as of December 31, 2014 is fully described below:

	Average Term of Lease
	Number of Aircraft			Remaining	Average Age	Seating
	Total	Owned	Leased	(Years)	(Years)	Capacity
Boeing 737-700	18	14	4	1.3	12.9	124
Boeing 737-800	54	30	24	5.8	3.6	154/160
Embraer 190	26	19	7	2.0	7.6	94/106

Total	98	63	35	4.3	6.2	—

The table below describes the expected size of our fleet at the end of each year set forth below, assuming delivery of all aircraft for which we currently have firm orders but not taking into account any aircraft for which we have purchase rights and options:

Aircraft Type	2015	2016	2017	2018	2019	2020
737-700(1)	14	14	12	12	12	14
737-800(2)	63	67	74	76	67	64
737-MAX(3)	0	0	0	5	10	22
Embraer 190	23	21	19	19	19	19

Total Fleet	100	102	105	112	108	119

(1)	Assumes the return of leased aircraft upon expiration of lease contracts.
(2)	We have the flexibility to choose between the different members of the 737-Next Generation family of aircraft for most of the 737-800 aircraft deliveries.
(3)	We have the flexibility to choose between the different members of the 737-MAX family.

The Boeing 737 aircraft currently in our fleet are fuel-efficient and suit our operations well for the following reasons:

•	They have simplified maintenance procedures.

•	They require just one type of standardized training for our crews.

•	They have one of the lowest operating costs in their class.

Our focus on profitable operations means that we periodically review our fleet composition. As a result, our fleet composition changes over time when we conclude that adding other types of aircraft will help us achieve this goal. The introduction of any new type of aircraft to our fleet is only done if, after careful consideration, we determine that such a step will improve our profitability. In line with this philosophy, after conducting a careful cost-benefit analysis, we added the Embraer 190 aircraft because its combination of smaller size and highly efficient operating characteristics made it the ideal aircraft to serve new mid-sized markets and to increase frequency to existing destinations. The Embraer 190 incorporates advanced design features, such as integrated avionics, fly-by-wire flight controls, and CF34-10 engines made by General Electric. The Embraer E190 has a range of approximately 2,000 nautical miles, enabling it to fly to a wide range of destinations from short-haul to certain medium-haul destinations. We have configured Copa’s Embraer aircraft with a business class section similar to the business class section we have on our Boeing 737-Next Generation aircraft. Following our growth strategy, we have placed an order of 61 Boeing 737-MAX 8 and 9 aircraft. The 737-MAX will provide additional benefits to the current fleet such as fuel efficiency, longer range and additional capacity compared to the current Copa seat configuration.

Through several special purpose vehicles, we currently have beneficial ownership of 63 of our aircraft, including 19 Embraer 190s. In addition, we lease four of our Boeing 737-700s, 24 of our Boeing 737-800s, and seven of our Embraer 190s under long-term operating lease agreements that have an average remaining term of 4.3 years. In the last two years, we have begun financing certain aircraft by entering into sale-leaseback transactions. In 2013, we sold four Boeing 737-800 aircraft delivered in 2013 to MC Aviation Partners (MCAP), the aircraft leasing arm of Mitsubishi Corporation, and in 2014 an additional four Boeing 737-800 aircraft delivered in 2014 to SMBC Aviation Capital (SMBC). We have entered into leasing arrangements on market terms with the purchasers for all eight aircraft. Leasing some of our aircraft provides us with flexibility to change our fleet composition if we consider it to be in our best interests to do so. We make monthly rental payments, some of which are based on floating rates, but we are not required to make termination payments at the end of the lease. Currently, we do not have purchase options in any of our operating lease agreements. Under our operating lease agreements, we are required in some cases to maintain maintenance reserve accounts and in other cases to make supplemental rent payments at the end of the lease that are calculated with reference to the aircraft’s maintenance schedule. In either case, we must return the aircraft in the agreed upon condition at the end of the lease term. Title to the aircraft remains with the lessor. We are responsible for the maintenance, servicing, insurance, repair and overhaul of the aircraft during the term of the lease.

To better serve the growing number of business travelers, we offer a business class (Clase Ejecutiva) configuration in our fleet. Our business class service features 12 luxury seats in the Boeing 737-700s with a 38-inch pitch, upgraded meal service, special check-in desks, bonus mileage for full-fare business class passengers and access to VIP lounges. Our Boeing 737-800s are currently configured with 14 business class seats. In 2010, we reconfigured our Boeing 737-800 aircraft by adding two additional business class seats and three additional economy seats, increasing the total number of seats from 155 to 160. Our Embraer 190s have ten business class seats in a three abreast configuration and 38-inch pitch. In 2012, we introduced a new business class with 50-inch pitch seats, an increase of 12 inches in each row, in 29 of our 737-800s. In order to accommodate these luxury seats, a row from economy class was removed, decreasing the total number of seats from 160 to 154 in those aircraft.

Each of our Boeing 737-Next Generation aircraft is powered by two CFM International Model CFM 56-7B engines. Each of our Embraer 190 aircraft is powered by two CF34-10 engines made by General Electric. We currently have 14 spare engines for service replacements and for periodic rotation through our fleet.

Maintenance

The maintenance performed on our aircraft can be divided into two general categories: line and heavy maintenance. Line maintenance consists of routine, scheduled maintenance checks on our aircraft, including pre-flight, daily and overnight checks, “A-checks” and any diagnostics and routine repairs. Copa’s line maintenance is performed by Copa’s own technicians at our base in Panama and at stations outside Panama by Copa Airlines, Copa Colombia employees or third-party contractors. Heavy maintenance consists of more complex inspections and overhauls, including “C-checks,” and servicing of the aircraft that cannot be accomplished during an overnight visit. Maintenance checks are performed intermittently as determined by the aircraft manufacturer. These checks are based on the number of hours or calendar months flown. Historically we have contracted with certified outside maintenance providers, such as COOPESA, which is certified as an authorized repair station by the FAA and the AAC, for all heavy aircraft maintenance services. In October of 2010, Copa decided to begin performing a portion of the heavy maintenance works in-house, and the hiring, training, facility and tooling setup, as well as enhancing certain support shops, were completed during a ten-month period. Copa acquired the required certifications by the local authorities in August 2011 in connection with its first in-house C-check and performed its second C-check in October of the same year. In 2014, 12 of the 23 heavy maintenance checks were successfully performed in-house.

Copa also has an exclusive long-term contracts with GE Engines whereby they perform maintenance on all of our CFM-56 and CFM-34 engines. When possible, Copa attempts to schedule heavy maintenance during its lower-demand seasons in order to maximize productive use of its aircraft.

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

Airport Facilities

We believe that our hub at Panama City’s Tocumen International Airport (PTY) is an excellent base of operations for the following reasons:

•	Panama’s consistently temperate climate is ideal for airport operations. For example, in recent years Tocumen was closed and unavailable for flight operations for a total of fewer than two hours per year on average

•	Tocumen is the only airport in Central America with two operational runways. Also, unlike some other regional airports, consistent modernization and growth of our hub has kept pace with our needs. In 2012, Tocumen airport completed Phase 2 of an expansion project of the existing terminal. Recently, a bid for the construction of a new south terminal, with an additional 20 gates and a second customs area, was awarded. Construction on the south terminal started in 2013 and is expected to be completed in 2017.

•	Panama’s central and sea level location provides a very efficient base to operate our narrow body fleet, efficiently serving short and long-haul destinations in Central, North and South America, as well as the Caribbean.

•	Travelers can generally make connections easily through Tocumen because of its manageable size and Panama’s policies accommodating in-transit passengers.

Tocumen International Airport is operated by an independent corporate entity established by the government, where stakeholders have a say in the operation and development of the airport. The law that created this entity also provided for a significant portion of revenues generated at Tocumen to be used for airport expansion and improvements. We do not have any formal, written agreements with the airport management to govern access fees, landing rights or allocation of terminal gates. We rely upon our good working relationship with the airport’s management and the Panamanian government to ensure that we have access to the airport resources we need at prices that are reasonable.

We worked closely with the airport’s management and consulted with the IATA infrastructure group to provide plans and guidance for Phase I of an airport expansion that provided eight new gate positions with jet bridges, six new remote parking positions, expanded retail areas and improved baggage-handling facilities. The government authorized $70 million to cover the costs of this expansion. Work on Phase I was completed in the third quarter of 2006. Phase II of the expansion added 12 additional jet bridge gates and was completed in the fourth quarter of 2012. Recently, a bid for the construction of a new south terminal, with an additional 20 gates and a second customs area, was awarded. Construction on the south terminal started in 2013 and is expected to be completed in 2017.

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

We lease a variety of facilities at Tocumen, including our maintenance hangar and our operations facilities in the airport terminal. From our System Operations Control Center located within our corporate headquarters building, we dispatch, track and direct our aircraft throughout the hemisphere and respond to operational contingencies as necessary. We generally cooperate with the airport authority to modify the lease terms as necessary to account for capital improvements and expansion plans. Currently, our elite passengers have access to a Copa Club at the airport, which is jointly operated with UAL. The Copa Club was expanded in 2010 to approximately one and half times its original size, utilizing space made available during the recent expansion of the terminal. The capacity of the lounge is approximately 250 passengers and boasts a spacious footprint of more than 10,000 square feet, offering more space, improved facilities and additional value to our passengers.

Our Premier passengers also have access to four Copa Clubs in the region, which are strategically located in Panama City, San José, Guatemala City, Santo Domingo, and Medellin. The Copa Club in San José is located at the Juan Santa Maria International Airport and has a capacity of up to 160 passengers with an area of almost 6,400 square feet. The Copa Club in Guatemala City is located at the Aurora International Airport and has a capacity of more than 55 passengers with an area of almost 2,400 square feet. In Santo Domingo, the lounge is located at the Las Americas International Airport with a capacity in excess of 65 passengers and an area of almost 3,000 square feet. Additionally, the Copa Club in Medellin, located at Jose Maria Cordova International Airport, has an area close to 2,800 square feet and a capacity for more than 75 passengers.

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

	Aircraft Fuel Data
	2014	2013	2012

Average price per gallon of jet fuel into plane (excluding hedge) (in U.S. dollars)	$3.05	$3.22	$3.35
Gallons consumed (in millions)	268.5	247.5	219.5
Available seat miles (in millions)	20,757	18,950	16,567
Gallons per ASM (in hundredths)	1.29	1.31	1.33

From 2009 to 2014, the average price of West Texas Intermediate (“WTI”) crude oil, a benchmark widely used for crude oil prices that is measured in barrels and quoted in U.S. dollars, increased by 50% from $62.07 per barrel to $92.91 per barrel. During 2009, fuel prices experienced a continuous increase, with WTI crude prices reaching the price of approximately $81.37 per barrel for the month of October. Prices then remained stable at an average of $79.58 during 2010. By the end of 2011, prices had reached approximately $99 per barrel. In 2013, the WTI price gradually dropped to $87 per barrel. In 2014, we hedged 26% of our requirements through the use of jet fuel and crude oil swap contracts. While prices have significantly decreased since their peak in 2008, we believe that fuel prices are likely to increase in the future. We have hedged approximately 27% and 16% of our anticipated fuel needs for 2015 and 2016, respectively. We will continue to evaluate various hedging strategies, and we may enter into additional hedging agreements in the future. Any prolonged increase in the price of jet fuel will likely materially and negatively affect our business, financial condition and results of operation. To date, we have managed to offset some of the increases in fuel prices with higher load factors, fuel surcharges and fare increases. In addition, our relatively young, winglet-equipped fleet also helps us mitigate the impact of higher fuel prices.

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

Environmental

                Our operations are covered by various local, national, and international environmental regulations. These regulations cover, among other things, emissions into the atmosphere, disposal of solid waste and aqueous effluents, aircraft noise, and other activities that result from the operation of aircraft and our aircraft comply with all environmental standards applicable to their operations as described in this annual report. In 2010, we were recognized by GreenHorizon Aviation with the “World’s Most Sustainable Airline” Environmental Award. In 2011, we conducted, through a consulting firm, an environmental audit of our hangar and support facilities at the Tocumen International Airport to determine what, if any, measures we needed to implement in order to satisfy the Panamanian effluent standards and the General Environmental Law at those facilities. In 2012, the Panamanian National Environmental Authority (ANAM) approved the Environmental Remediation and Management Program (PAMA) we submitted, which incorporates the remedial actions to be implemented following the 2011 audit. We currently comply with the General Environmental Law. We are currently in the first phase of a multi-year plan to implement all measures based on the environmental audit. Some of these measures include maintaining a young fleet, new navigation technologies such as RNAV to reduce fuel consumption, installation of winglets in our planes to reduce fuel consumption, CO2 emission compensation programs for our passengers, and recycling, among many others. Additionally, the Panamanian Civil Aviation Regulation (“RACP”) contains certain environmental provisions that are similar to those set forth in the General Environmental Law regarding effluents, although such provisions do not contain compliance grace periods. In the event the AAC determines that our facilities do not currently meet the RACP standards, we could be subject to a fine. The measures that will be implemented pursuant to the environmental audit will also satisfy the requirements of the RACP.

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

The Panamanian government does not have an equity interest in our Company. Bilateral agreements signed by the Panamanian government have protected our operational position and route network, allowing us to have a significant hub in Panama to transport intraregional traffic within and between the Americas and the Caribbean. All international fares are filed and, depending on the bilateral agreement, are technically subject to the approval of the Panamanian government. Historically, we have been able to modify ticket prices on a daily basis to respond to market conditions. Copa Airlines’ status as a private carrier means that it is not required under Panamanian law to serve any particular route and is free to withdraw service from any of the routes it currently serves, subject to bilateral agreements. We are also free to determine the frequency of service we offer across our route network without any minimum frequencies imposed by the Panamanian authorities.

Safety Assessment. Currently, Panama is rated as Category-1 by the FAA. This allows air carriers based in Panama to expand their operations in the United States as well as engage in codeshare agreements with USA-based airlines. Given the recent change in government in Panama, most of the senior staff at the AAC (the aviation regulator in Panama) are new in their position and, therefore, the FAA may conduct a review of their ability to provide adequate oversight. If that review indicates shortcomings, the FAA may decide to return Panama to Category-2 status, as it did in 2001.

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

Noise Restrictions. Panama has adopted Annex 16 of the ICAO regulations and the noise-abatement provisions of ICAO, through Book XIV of the Panamanian Civil Aviation Regulations (“RAC”). Thus, articles 227-229 of Book XIV of the RAC require aircraft registered in Panama to comply with at least Stage 2 noise requirements, and all aircraft registered for the first time with the Panamanian Civil Aviation Authority after January 1, 2003, to comply with Stage 3 noise restrictions. Currently, all the airplanes we operate or have on order meet the most stringent noise requirements established by both ICAO and the AAC.

Colombia

Even though the Colombian aviation market continues to be regulated by the Colombian Civil Aviation Administration, Unidad Especial Administrativa de Aeronáutica Civil, or “Aeronáutica Civil”, the government policies have become more liberal in recent years.

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

In October 2011, Aeronautica Civil announced its decision to liberalize air fares in Colombia starting April 1, 2012, including the elimination of fuel surcharges. However, airlines are required to charge an administrative fee (tarifa administrativa) for each ticket sold through an airline’s direct channels. Passengers in Colombia are also entitled by law to compensation in the event of delays in excess of four hours, over-bookings and cancellations. Currently, the San Andrés, Bogotá, Pereira, Cali, Cartagena, Medellin, Bucaramanga, Cúcuta, and Santa Marta airports, among others, are under private management arrangements. The government’s decision to privatize airports administration in order to finance the necessary expansion projects and increase the efficiency of operations has increased airports fees and facility rentals at those airports.

Authorization and Certificates: Colombian law requires airlines providing commercial services in Colombia to hold an operation certificate issued by the Unidad Administrativa Especial Aereonautica Civil (“UAEAC”), which is automatically renewed every five years. Copa Colombia’s operation certificate was automatically renewed in 2013.

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

U.S.

Operations to the United States by non-U.S. airlines, such as Copa Airlines, are subject to Title 49 of the U.S. Code, under which the DOT, the FAA and the TSA exercise regulatory authority. The U.S. Department of Justice also has jurisdiction over airline competition matters under federal antitrust laws.

                Authorizations and Licenses. The DOT has jurisdiction over international aviation with respect to air transportation to and from the United States, including regulation of related route authorities, the granting of which are subject to review by the President of the United States. The DOT exercises its jurisdiction with respect to unfair practices and methods of competition by airlines and related consumer protection matters as to all airlines operating to and from the United States. Copa Airlines is authorized by the DOT to engage in scheduled and charter air transportation services, including the transportation of persons, property (cargo) and mail, or combinations thereof, between points in Panama and points in the United States and beyond (via intermediate points in other countries). Copa Airlines holds the necessary authorizations from the DOT in the form of a foreign air carrier permit, an exemption authority and statements of authorization to conduct our current operations to and from the United States. The exemption authority was granted by the DOT in February 1998 and was due to expire in February 2000. However, the authority remains in effect by operation of law under the terms of the Administrative Procedure Act pending final DOT action on the application we filed to renew the authority on January 3, 2000. There can be no assurance that the DOT will grant the application. Our foreign air carrier permit has no expiration date.

Copa Airlines’ operations to the United States are also subject to regulation by the FAA with respect to aviation safety matters, including aircraft maintenance and operations, equipment, aircraft noise, ground facilities, dispatch, communications, personnel, training, weather observation, air traffic control and other matters affecting air safety. The FAA requires each foreign air carrier serving the United States to obtain operational specifications pursuant to 14 CFR Part 129 of its regulations and to meet operational criteria associated with operating specified equipment on approved international routes. We believe that we are in compliance in all material respects with all requirements necessary to maintain in good standing our operations specifications issued by the FAA. The FAA can amend, suspend, revoke or terminate those specifications, or can temporarily suspend or permanently revoke our authority if we fail to comply with the regulations, and can assess civil penalties for such failure. A modification, suspension or revocation of any of our DOT authorizations or FAA operating specifications could have a material adverse effect on our business. The FAA also conducts safety audits and has the power to impose fines and other sanctions for violations of airline safety regulations. We have not incurred any material fines related to operations. The FAA also conducts safety International Aviation Safety Assessment (IASA) as to Panama’s compliance with International Civil Aviation Organization (“ICAO”) safety standards. Panama is currently considered a Category 1 country that complies with ICAO international safety standards. As a Category 1 country, no limitations are placed upon our operating rights to the Unites States. If the FAA should determine that Panama does not meet the ICAO safety standards, the FAA and DOT would restrict our rights to expand operations to the United States. We can offer no assurance of Panama’s continued compliance with ICAO safety standards.

Security. On November 19, 2001, the U.S. Congress passed, and the President signed into law, the Aviation and Transportation Security Act, (the “Aviation Security Act”). This law federalized substantially all aspects of civil aviation security and created the TSA, an agency of the Department of Homeland Security, to which the security responsibilities previously held by the FAA were transitioned. The Aviation Security Act requires, among other things, the implementation of certain security measures by airlines and airports, such as the requirement that all passengers, their bags and all cargo be screened for explosives and other security related contraband. Funding for airline and airport security required under the Aviation Security Act is provided in part by a $2.50 per segment passenger security fee for flights departing from the U.S., subject to a $10 per roundtrip cap; however, airlines are responsible for costs incurred to meet security requirements beyond those provided by the TSA. The United States Government is considering increases to this fee, as the TSA’s costs exceed the revenue it receives from these fees. Implementation of the requirements of the Aviation Security Act has resulted in increased costs for airlines and their passengers. Since the events of September 11, 2001, the U.S. Congress has mandated and the TSA has implemented numerous security procedures and requirements that have imposed and will continue to impose burdens on airlines, passengers and shippers.

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

Airport Access. Two U.S. airports at which we operate, O’Hare International Airport in Chicago (O’Hare) and John F. Kennedy International Airport in New York (“JFK”) were formerly designated by the FAA as “high density” traffic airports subject to arrival and departure slot restrictions during certain periods of the day. From time to time, the FAA has also issued temporary orders imposing slot restrictions at certain airports. Although slot restrictions at JFK were formally eliminated as of January 1, 2007, on January 15, 2008, the FAA issued an order limiting the number of scheduled flight operations at JFK during peak hours to address the over-scheduling, congestion and delays at JFK. The FAA is currently contemplating the implementation of a long-term congestion management rule at LaGuardia Airport, JFK and Newark Liberty International Airport, which would replace the order currently in effect at JFK. We cannot predict the outcome of this potential rule change on our costs or ability to operate at JFK.

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

                Other Regulation. FAA regulations also require compliance with the Traffic Alert and Collision Avoidance System, approved airborne windshear warning system and aging aircraft regulations. Our fleet meets these requirements. In addition, all air carriers are subject to certain provisions of the Communications Act of 1934, because of their extensive use of radio and other communication facilities, and are required to obtain an aeronautical radio license from the Federal Communications Commission (“FCC”). To the extent we are subject to FCC requirements, we have taken and will continue to take all necessary steps to comply with those requirements. Additional U.S. laws and regulations have been proposed from time to time that could significantly increase the cost of airline operations by imposing additional requirements or restrictions on airlines. There can be no assurance that laws and regulations currently enacted or enacted in the future will not adversely affect our ability to maintain our current level of operating results.

Other Jurisdictions

                We are also subject to regulation by the aviation regulatory bodies that set standards and enforce national aviation legislation in each of the jurisdictions to which we fly. These regulators may have the power to set fares, enforce environmental and safety standards, levy fines, restrict operations within their respective jurisdictions or any other powers associated with aviation regulation. We cannot predict how these various regulatory bodies will perform in the future, and the evolving standards enforced by any of them could have a material adverse effect on our operations.

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

D. Property, Plants and Equipment

Headquarters

Our headquarters are located six miles away from Tocumen International Airport. We have leased five floors consisting of approximately 119,700 square feet of the building from Desarollo Inmobiliario del Este, S.A., an entity controlled by the same group of investors that controls CIASA, under a ten-year lease that began in January 2006, at a rate of $0.15 million per month, which we believe to be a market rate.

Other Property

At Tocumen International Airport, we lease a maintenance hangar, operations offices in the terminal, counter space, parking spaces and other operational properties from the entity that manages the airport. We pay approximately $125,000 per month for this leased property. Around Panama City, we also lease various office spaces, parking spaces and other properties from a variety of lessors, for which we pay approximately $19,779 per month in the aggregate.

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

Copa currently offers approximately 355 daily scheduled flights among 69 destinations in 30 countries in North, Central and South America and the Caribbean from its Panama City hub. Copa provides passengers with access to flights to more than 170 other destinations through codeshare arrangements with UAL pursuant to which each airline places its name and flight designation code on the other’s flights. Through its Panama City hub, Copa Airlines is able to consolidate passenger traffic from multiple points to serve each destination effectively.

Copa Airlines and Copa Colombia operate a modern fleet of 72 Boeing 737-Next Generation aircraft and 26 Embraer 190 aircraft. To meet growing capacity requirements, we have firm orders, including purchase and lease commitments, to accept delivery of 21 Boeing 737-Next Generation aircraft through 2019 and purchase rights and options that, if exercised, would allow us to accept delivery of up to eight additional Boeing 737-Next Generation aircraft through 2019. We have also announced an order of 61 additional Boeing 737-MAX 8 and 9 aircraft to be delivered between 2018 and 2024.

We began our strategic alliance with UAL in 1998. Since then, we have conducted joint marketing and code-sharing arrangements, and until we launch our own frequent flyer program, ConnectMiles, in July 2015, we have participated in UAL’s MileagePlus frequent flyer loyalty program globally and on a co-branded basis in Latin America. We believe that Copa’s co-branding and joint marketing activities with UAL have enhanced our brand in Latin America, and that the relationship with UAL has afforded cost-related benefits, such as improved purchasing power in negotiations with aircraft vendors and insurers. Copa’s current alliance and related service agreements with UAL are in effect until May 2016. After May 2016, the current agreements will be replaced and extended by similar updated agreements which the carriers will mutually put in place.

Factors Affecting Our Results of Operations

Fuel

Fuel cost is our single largest operating expense and, as a result, our results of operations are likely to continue to be materially affected by the cost of fuel as compared with prior periods. From 2009 to 2014, the average price of WTI crude oil, a benchmark widely used for crude oil prices that is measured in barrels and quoted in U.S. dollars, increased by 50% from $62.07 per barrel to $92.91 per barrel. During 2009, fuel prices experienced a continuous increase, with West Texas Intermediate crude prices reaching the price of approximately $81.37 per barrel for the month of October. Prices then remained stable at an average of $79.58 during 2010. By the end of 2011, prices had reached approximately $99 per barrel. In 2014, the WTI price gradually dropped to $93 per barrel. In 2014, we hedged 26% of our requirements through the use of jet fuel and crude oil swap contracts. While prices have significantly decreased since their peak in 2008, we believe that fuel prices are likely to increase in the future. We have hedged approximately 27% and 16% of our anticipated fuel needs for 2015 and 2016, respectively. We will continue to evaluate various hedging strategies, and we may enter into additional hedging agreements in the future. Any prolonged increase in the price of jet fuel will likely materially and negatively affect our business, financial condition and results of operation. To date, we have managed to offset some of the increases in fuel prices with higher load factors, fuel surcharges and fare increases. In addition, our relatively young, winglet-equipped fleet also helps us mitigate the impact of higher fuel prices.

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

According to data from The Preliminary Overview of the Economies of Latin America and the Caribbean, an annual United Nations publication prepared by the Economic Development Division, the economy of Latin America (including the Caribbean) increased by 1.1% in 2014 and is estimated to increase by 2.2% in 2015. In recent years, the Panamanian economy has outpaced the economic growth of the United States and of Latin America. In 2014, preliminary figures indicate that the Panamanian economy grew by 6.6% (versus 8.4% in 2013) while headline inflation (as indicated by the consumer price index) rose by 3.2% in 2014. Additionally, the Colombian economy has experienced relatively stable growth. The Colombian gross domestic product grew by 4.7% in 2013 and an estimated 4.8% in 2014 while headline inflation (as indicated by the consumer price index) rose by 2.8% in 2014.

Revenues

We derive our revenues primarily from passenger transportation, which represents 96.8% of our revenues for the year ended December 31, 2014. In addition, 3.2% of our total revenues are derived from cargo and other revenues.

We recognize passenger revenue when transportation is provided. Passenger revenues reflect the capacity of our aircraft on the routes we fly, load factor and yield. Our capacity is measured in terms of available seat miles (“ASMs”), which represents the number of seats available on our aircraft multiplied by the number of miles the seats are flown. Our usage is measured in terms of RPMs, which is the number of revenue passengers multiplied by the miles these passengers fly. Load factor, or the percentage of our capacity that is actually used by paying customers, is calculated by dividing RPMs by ASMs. Yield is the average amount that one passenger pays to fly one mile. We use a combination of approaches, taking into account yields, flight load factors and effects on load factors of connecting traffic, depending on the characteristics of the markets served, to arrive at a strategy for achieving the best possible revenue per available seat mile, balancing the average fare charged against the corresponding effect on our load factors.

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

The following table sets forth our capacity, load factor and yields for the periods indicated.

	2014	2013	2012	2011	2010

Capacity (in available seat miles, in millions)	20,757	18,950	16,567	13,352	10,950
Load factor	76.66%	76.69%	75.45%	76.38%	76.86%
Yield (in cents)	16.46	17.34	17.31	17.13	15.91

Seasonality

Generally, our revenues from and the profitability of our flights peak during the northern hemisphere’s summer season in July and August and again during the December and January holiday season. Given our high proportion of fixed costs, this seasonality is likely to cause our results of operations to vary from quarter to quarter.

Operating Expenses

The main components of our operating expenses are aircraft fuel, salaries and benefits, passenger servicing, commissions, aircraft maintenance, reservations and sales, depreciation and amortization and aircraft rent. A common measure of per unit costs in the airline industry is cost per available seat mile (“CASM”), which is generally defined as operating expenses divided by ASMs.

Aircraft fuel. The price we pay for aircraft fuel varies significantly from country to country primarily due to local taxes. While we purchase aircraft fuel at all the airports to which we fly, we attempt to negotiate fueling contracts with companies that have a multinational presence in order to benefit from volume purchases. During 2014, as a result of the location of its hub, Copa purchased 52% of its aircraft fuel in Panama. Copa has 20 suppliers of aircraft fuel across its network. In some cases, we tanker fuel in order to minimize our cost by fueling in airports where fuel prices are lowest. Our aircraft fuel expenses are variable and fluctuate based on global oil prices. From 2009 to 2014, the average price of WTI crude oil, a benchmark widely used for crude oil prices that is measured in barrels and quoted in U.S. dollars, increased by 50% from $62.07 per barrel to $92.91 per barrel. To date, we have managed to offset some of the increases in fuel prices with higher load factors, fuel surcharges and fare increases. In addition, our relatively young, winglet-equipped fleet also helps us mitigate the impact of higher fuel prices. Historically, we have not hedged a significant portion of our fuel costs. We have hedged 27% and 16% of our anticipated fuel needs for 2015 and 2016, respectively.

	Aircraft Fuel Data
	2014	2013	2012

Average price per gallon of jet fuel into plane (excluding hedge) (in U.S. dollars)	$3.05	$3.22	$3.35
Gallons consumed (in millions)	268.5	247.5	219.5
Available seat miles (in millions)	20,757	18,950	16,567
Gallons per ASM (in hundredths)	1.29	1.31	1.33

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

Maintenance, material and repair expenses. Our maintenance, material and repair expenses consist of aircraft repair and charges related to line maintenance of our aircraft, including maintenance materials, and aircraft return costs. As the age of our fleet increases and our warranties expire, our maintenance expenses will increase. We conduct line maintenance internally and outsource most heavy maintenance to independent third-party contractors. In 2003, we negotiated a maintenance cost per hour program with GE Engine Services for the repair and maintenance of our CFM-56 engines that power our Boeing 737 Next Generation fleet. Our engine maintenance costs are also aided by the sea-level elevation of our hub and the use of winglets that allow us to operate the engines on our Boeing 737 Next Generation aircraft with lower thrust, thus putting less strain on the engines. In 2011 and 2012, we negotiated a maintenance agreement with GE Engine Services for the repair and maintenance of our CF-34 and CFM-56 engines.

Aircraft rent. Our aircraft rental expenses are generally fixed by the terms of our operating lease agreements. We currently have 35 operating leases, 33 of which are operating leases with fixed rates not subject to fluctuations in interest rates; the remaining two operating leases are tied to LIBOR. Our aircraft rent expense also includes rental payments related to any wet-leasing of freighter aircraft to supplement our cargo operations.

Reservations and sales expenses. The main variable involved in driving reservations and sales expenses is the number of bookings made through our global distribution channels, as opposed to ASM. Our reservations and sales expenses arise primarily from payments to these global distribution systems, such as Amadeus and Sabre, which list our flight offerings on reservation systems around the world. These reservation systems tend to raise their rates periodically, but we expect that if we are successful in encouraging our customers to purchase tickets through our direct sales channels, these costs will decrease as a percentage of our operating costs. A portion of our reservations and sales expenses is also comprised of our licensing payments for the SHARES reservation and check-in management software we use, which is not expected to change significantly from period to period.

Flight operations and landing fees and other rentals are generally directly related to the number of flights we operate, with a component attributed to fixed costs relating to facility rental expenses.

Other includes publicity and promotion expenses, expenses related to our cargo operations, technology related initiatives and miscellaneous other expenses.

Taxes

We pay taxes in the Republic of Panama and in other countries in which we operate, based on regulations in effect in each respective country. Our revenues come principally from foreign operations, and according to the Panamanian Fiscal Code income form these foreign operations are not subject to income tax in Panama.

The Panamanian tax code for the airline industry states that tax is based on net income earned for traffic whose origin or final destination is the Republic of Panama. The applicable tax rate is currently 25%. Dividends from our Panamanian subsidiaries, including Copa, are separately subject to a 10% percent withholding tax on the portion attributable to Panamanian sourced income and a 5% withholding tax on the portion attributable to foreign sourced income. Additionally, a 7% value added tax is levied on tickets issued in Panama for travel commencing in Panama and going abroad, irrespective of where such tickets were ordered.

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

Our income tax expense totaled approximately $36.6 million in 2014, $61.1 million in 2013 and $39.9 million in 2012.

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

Goodwill and Intangible Assets. We have allocated goodwill and intangible assets with indefinite lives acquired through business combinations for the purposes of impairment testing to two cash-generating units, one for the intangible assets and two for the goodwill. Goodwill is tested for impairment annually, or when events or changes in circumstances indicate that the carrying amount may not be recoverable, by comparing the carrying amount to the recoverable amount of the two cash-generating units level that have been measured on the basis of its value-in-use, by applying cash flow projections in the functional currency based on the Company’s approved business plan covering a five-year period followed by the a long-term growth rate. Considerable judgment is necessary to evaluate the impact of operating and macroeconomic changes to estimate future cash flows and to measure the recoverable amount. Assumptions in the Company’s impairment evaluations are consistent with internal projections and operating plans. AeroRepublica trade name and routes were acquired as part of the AeroRepublica acquisition and were capitalized at fair value at that date. The brand name and routes were considered to have an indefinite useful life (and were not amortized) due to several factors and considerations, including the brand awareness and market position, customer recognition and loyalty. The carrying values of the routes were reviewed for impairment annually or when events or changes in circumstances indicated that carrying values may not be recoverable. The Company assessed at each statement of financial position date whether intangibles assets with indefinite useful lives are impaired using discounted cash flow analyses. In the third quarter of 2010, the Company changed the commercial name of AeroRepublica and began to operate under the brand Copa Colombia. As a result, we recognized an impairment to the value of the brand name of $1.5 million during 2010. The remaining balance of this intangible asset is being amortized over five years. During 2013, we recognized intangible write-off charges and an impairment charge of $21.1 million and $10.1 million, respectively as a result of the change in the operational plan for Copa Colombia in connection with the domestic routes in Colombia.

Maintenance Deposit. The Company makes payments for engine overhauls under power by the hour (PBH) agreements. These payments related to engine overhauls under PBH agreements are recorded as other assets.

These payments are recognized as prepaid assets until the event occurs, at which time the actual costs of the maintenance are capitalized and amortized over the expected period until the next event. Management performs regular reviews of the recovery of maintenance deposits and believes that the values reflected in the consolidated statement of financial position are recoverable.

Maintenance Provision. The recording of maintenance provisions related to return conditions on aircraft leases requires management to make estimates of the future costs associated with the maintenance events required under the lease return condition and estimates of the expected future maintenance condition of the aircraft at the time of lease expiry. These estimates take into account current costs of these maintenance events and estimates of inflation surrounding these costs, as well as assumptions surrounding utilization of the related aircraft. Any difference in the actual maintenance cost incurred and the amount of the provision is recorded in maintenance expense in the period. The effect of any changes in estimates, including changes in discount rates, inflation assumptions, cost estimates or lease expiries, is also recognized in maintenance expense in the period of change.

Accounting for Property, Plant and Equipment. Property, plant and equipment, including rotable parts, are recorded at cost and are depreciated to estimated residual values over their estimated useful lives using the straight-line method. Each component of property, plant and equipment that has a cost that is significant in relation to the overall cost of the item is depreciated separately. Pre-delivery deposits refer to prepayments made based on the agreements entered into with the Boeing Company for the purchase of Boeing 737 aircraft and include interest and other finance charges incurred during the manufacture of aircraft and the leasehold improvements.

Under IAS 16 “Property, Plant and Equipment,” major engine overhauls, including replacement spares and labor costs, are treated as a separate asset component with the cost capitalized and amortized over the period to the next major overhaul. All other replacement spares and costs relating to maintenance of fleet assets are charged to the income statement on consumption or as incurred. Interest costs incurred on borrowings that fund progress payments on assets under construction, including pre-delivery deposits to acquire new aircraft, are capitalized and included as part of the cost of the assets through the earlier of the date of completion or aircraft delivery.

In estimating the useful lives and expected residual values of its aircraft, the Company has relied primarily upon actual experience with the same or similar aircraft types and recommendations from Boeing and Embraer, the manufacturers of the Company’s aircraft. Subsequent revisions to these estimates, which can be significant, could be caused by changes to the Company’s maintenance program, changes in utilization of the aircraft (actual cycles during a given period of time), governmental regulations related to aging aircraft, and changing market prices of new and used aircraft of the same or similar types. The Company evaluates its estimates and assumptions each reporting period and, when warranted, adjusts these estimates and assumptions. These adjustments are accounted for on a prospective basis through depreciation and amortization expense, as required by IFRS.

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

Lease accounting. Aircraft lease agreements can be accounted as either operating or finance leases. When the risks and benefits of the asset under lease are transferred to us, as lessee, the lease is classified as a finance lease. Finance leases are accounted for as an acquisition obtained through a financing, with the aircraft recorded as a fixed asset and a corresponding liability recorded as a loan. Finance lease assets are recorded based on the lesser of the fair value of the aircraft or the present value of the minimum lease payments, discounted at an implicit interest rate, when it is clearly identified in the lease agreement, or our incremental borrowing rate. The aircraft is depreciated through the lesser of its useful life or the lease term. Interest expense is recognized through the effective interest rate method, based on the implicit interest rate of the lease. Lease agreements that do not transfer the risks and benefits to us are classified as operating leases. Operating leases are accounted as a rental, and the minimum lease expense is recognized through the straight line method.

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

Recently Issued Accounting Pronouncements

The standards and interpretations that are issued, but not yet effective, up to date of issuance of the Company’s financial statements are disclosed bellow. The Company intends to adopt these standards, if applicable, when they become effective.

•	Amendment to IFRS 11 Accounting for Acquisitions of Interests in Joint Operations

•	Amendments to IAS 16 and 38 Clarification of Acceptable Methods of Depreciation and Amortization

•	IFRS 15 Revenue from Contracts with Customers

•	IFRS 9 Financial Instruments

For a discussion of these improvements to IFRS, see note 5 to our annual consolidated financial statements.

Results of Operation

The following table shows each of the line items in our income statements for the periods indicated as a percentage of our total operating revenues for that period:

	2014	2013	2012

Operating revenues:
Passenger revenue	96.8%	96.6%	96.2%
Cargo, mail and other	3.2%	3.4%	3.8%
Total	100.0%	100.0%	100.0%
Operating expenses:
Aircraft fuel	-30.3%	-30.0%	-32.3%
Salaries and benefits	-11.1%	-10.6%	-11.0%
Passenger servicing	-9.9%	-9.6%	-9.7%
Commissions	-3.7%	-4.0%	-4.0%
Reservation and sales	-3.5%	-3.8%	-3.8%
Maintenance, materials and repairs	-3.7%	-3.6%	-4.1%
Depreciation and amortization	-4.3%	-5.3%	-4.0%
Flight operations	-4.9%	-4.7%	-4.7%
Aircraft rentals	-4.1%	-3.5%	-3.2%
Landing fees and other rentals	-2.0%	-1.9%	-2.1%
Other	-3.2%	-3.2%	-3.4%
Total	-80.7%	-80.2%	-82.1%
Operating income	19.3%	19.8%	17.9%
Non-operating income (expenses):
Interest expense	-1.1%	-1.2%	-1.5%
Interest capitalized	0.0%	0.0%	0.0%
Interest income	0.7%	0.5%	0.5%
Other, net	-4.1%	-0.5%	-0.7%
Total	-4.5%	-1.1%	-1.6%
Income before income taxes	14.7%	18.7%	16.3%
Income taxes	-1.4%	-2.3%	-1.8%
Net income	13.4%	16.4%	14.5%

Year 2014 Compared to Year 2013

Our consolidated net income in 2014 totaled $361.7 million, a 15.4% decrease from net income of $427.5 million in 2013. This decrease was primarily due to mark-to-market loss on our jet fuel derivatives of $116.6 million in 2014. We had consolidated operating income of $521.1 million in 2014, a 0.7% increase over operating income of $517.6 million in 2013. Our consolidated operating margin in 2014 was 19.3%, a decrease of 0.5 percentage points versus 2013.

Operating revenue

Our consolidated revenue totaled $2.7 billion in 2014, a 3.7% increase over operating revenue of $2.6 billion in 2013, due to increases in both passenger and cargo revenue. This increase was mainly driven by a 9.5% increase in capacity in 2014 compared to 2013.

Passenger revenue. Passenger revenue totaled $2.6 billion in 2014, a 4.0% increase over passenger revenue of $2.5 billion in 2013. This increase was mainly driven by a 9.5% increase in revenue passenger miles in 2014 compared to 2013. Passenger yield decreased by 5.1% to 12.6 cents in 2014, mainly due to dollarized sales in Venezuela.

Cargo, mail and other. Cargo, mail and other revenue totaled $85.2 million in 2014, a 3.9% decrease from cargo, mail and other revenue of $88.7 million in 2013. This decrease was primarily the result of lower mail and other revenue, which was mainly driven by a decrease of domestic capacity in 2014.

Operating expenses

Our consolidated operating expenses totaled $2.2 billion in 2014, a 4.5% increase over operating expenses of $2.1 billion in 2013 that was primarily the result of higher fuel cost, and an increase in salaries and benefits costs due to growth in capacity.

An overview of the major variances on a consolidated basis follows:

Aircraft fuel. Aircraft fuel totaled $820.7 million in 2014, a 4.8% increase from aircraft fuel of $783.1 million in 2013. This increase was primarily a result of 8.5% higher fuel consumption due to 8.0% more block hours offset by a 3.4% decrease in the all-in average fuel price per gallon of jet fuel ($3.06 in 2014 compared to $3.16 in 2013), and is net of a realized fuel hedge loss of $2.3 million in 2014, as compared to a realized fuel hedge gain of $14.0 million in 2013.

Salaries and benefits. Salaries and benefits totaled $299.2 million in 2014, a 8.3% increase over salaries and benefits of $276.2 million in 2013. This increase was primarily a result of a 7.2% increase over 2013 in our employee base to support our growth in operations, the full-year effect of our 6.8% headcount growth in 2013 and the impact of inflationary adjustments.

Passenger servicing. Passenger servicing totaled $268.7 million in 2014 compared to $250.6 million in 2013. This represented a 7.2% increase, driven mainly by a 3.0% increase in the number of passengers transported during 2014 compared to 2013, a 2.0% growth in departures and a higher passenger servicing rate due to the growth of our operation, especially in more expensive airports, and longer-haul flights.

Commissions. Commissions totaled $99.1 million in 2014, a 4.4% decrease from commissions of $103.7 million in 2013. This decrease was due to a lower base of passengers in countries with high commission rates. Commissions represented 3.7% of our operating revenue in 2014 and 4.0% in 2013.

Reservations and sales. Reservations and sales totaled $93.7 million in 2014, a 6.1% decrease compared to $99.8 million in 2013. This decrease was primarily because of lower sales taxes due to fewer sales in Venezuela. Reservations and sales represented 3.4% and 3.8% of our operating revenue in 2014 and 2013.

Maintenance, materials and repairs. Maintenance, materials and repairs totaled $101.4 million in 2014, a 9.1% increase over maintenance, materials and repairs of $93.0 million in 2013. This increase was primarily a result of an increase in repairs and materials driven by our capacity growth and fleet age.

Depreciation, amortization and impairment. Depreciation totaled $115.1 million in 2014, a 16.2% decrease over $137.4 million in 2013, mainly because of an intangible write-off and impairment charge of $32 million during 2013 related to the domestic routes in Colombia, and an increase of $9.9 million in depreciation of aircraft, maintenance events and other facilities.

Flight operations. Flight operations amounted to $132.1 million in 2014, a 8.4% increase compared to $121.9 million in 2013. This increase was driven mainly by a 9.5% increase in capacity and a 6.4% increase in stage length. As a result, air-to-ground communications increased by 8.5%, from $78.5 million in 2013 to $85.2 million in 2014.

Landing fees and other rentals. Landing fees and other rentals amounted to $53.7 million in 2014, a 6.9% increase compared to $50.3 million in 2013. This increase was driven mainly by a 10.0% increase in international departures, offset by a 55.0% decrease in domestic departures.

Aircraft rentals. Aircraft rental expense amounted to $112.1 million in 2014, a 24.2% increase from $90.2 million reported in 2013. This increase is attributable to the addition of four leased Boeing 737NG aircraft in 2014 and the full-year effect of seven leased aircraft in 2013. At December 31, 2014, we had leased a total of 35 aircraft, comprised of both Boeing 737NG aircraft and Embraer 190 aircraft, as compared to 31 aircraft at December 31, 2013.

Other. Other expenses totaled $87.9 million in 2014, a 3.9% increase from $84.6 million in 2013. This increase was mainly driven as a result of an increase in discretionary spending mostly related to technology and administrative expenses.

Non-operating income (expense)

Non-operating expense totaled $122.8 million in 2014, an increase from a non-operating expense of $28.9 million in 2013, primarily due to a $116.6 million mark-to-market loss on our jet fuel derivative contracts in 2014 compared to a $5.2 million gain in 2013, partially offset by an increase in interest income to $18.1 million in 2014 from $12.6 million in 2013, resulting from a higher average cash balance available for investments,. In addition, we recognized a Venezuelan currency devaluation loss of $6.6 million in 2014 compared to a currency devaluation loss of $13.9 million in 2013.

Interest expense. Interest expense totaled $29.5 million in 2014, a 2.2% decrease over interest expense of $30.2 million in 2013, primarily resulting from lower total debt, partially offset by a higher average interest rates during the period. The average effective interest rate on our debt increased by 0.13 basis points, from 2.46% during 2013 to 2.59% during 2014. At the end of 2014, 56.7% of our outstanding debt was fixed at an average effective rate of 2.52%.

Interest income. Interest income totaled $18.0 million in 2014, an 43.0% increase over interest income of $12.6 million in 2013. This increase was mainly a result of a higher average investment balance during the period.

Other, net. Other, net expense totaled $111.3 million in 2014, compared to a $11.4 million other, net expense in 2013. This change was primarily due to a $116.6 million mark-to-market loss on our jet fuel derivative contracts in 2014 compared to a $5.2 million gain in 2013. In addition, we recognized a Venezuelan currency devaluation loss of $6.6 million in 2014 compared to a currency loss of $13.9 million in 2013, and a non-operating expense of $11.9 million in 2014, compared to a $2.7 million non-operating expense in 2013.

Year 2013 Compared to Year 2012

Our consolidated net income in 2013 totaled $427.5 million, a 31.0% increase from net income of $326.5 million in 2012. This increase was primarily due to an increase in operating income driven by a 16.0% increase in operating revenues. We had consolidated operating income of $517.6 million in 2013, a 28.6% increase over operating income of $402.5 million in 2012. Our consolidated operating margin in 2013 was 19.8%, an increase of 1.9 percentage points from an operating margin of 17.9% in 2012.

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

Cargo, mail and other. Cargo, mail and other revenue totaled $88.7 million in 2013, a 2.8% increase from cargo, mail and other revenue of $86.3 million in 2012. This increase was primarily the result of higher freight and courier revenue, which was mainly driven by an increase in capacity in 2013.

Operating expenses

Our consolidated operating expenses totaled $2.1 billion in 2012, a 13.2% increase over operating expenses of $1.8 billion in 2012 that was primarily the result of higher fuel cost, higher operating costs due to growth in capacity and an intangible write-off and impairment charge.

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

Salaries and benefits. Salaries and benefits totaled $276.2 million in 2013, a 11.6% increase over salaries and benefits of $247.4 million in 2012. This increase was primarily a result of a 4.4% increase over 2012 in our employee base to support our growth in operations, the full-year effect of our 10% headcount growth in 2012 and the impact of inflationary adjustments.

Passenger servicing. Passenger servicing totaled $250.6 million in 2013 compared to $217.1 million in 2012. This represented a 15.4% increase, driven mainly by an 11.1% increase in the number of passengers transported during 2013 compared to 2012, a 5.9% growth in departures and a higher passenger servicing rate due to the growth of our operation, especially in more expensive airports, and longer-haul flights.

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

Depreciation, amortization and impairment. Depreciation totaled $137.4 million in 2013, a 54.0% increase over $89.2 million in 2012, as a result of an intangible write-off and impairment charge of $31.2 million related to the domestic routes in Colombia and higher depreciation attributable to the full-year effect of our acquisition of seven new Boeing 737-800s in 2012.

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

Non-operating income (expense)

Non-operating expense totaled $28.9 million in 2013, a decrease from non-operating expense of $36.2 million in 2012, primarily due to an increase in interest income to $12.6 million in 2013 from $11.7 million in 2012, resulting from a higher average cash balance available for investments; plus a $5.2 million mark-to-market gain on our fuel contracts in 2013 compared to a $9.9 million loss in 2012. In addition, we recognized a Venezuelan currency devaluation loss of $13.9 million in 2013, and non-operating expense of $3.6 million in 2013, compared to a $5.2 million non-operating expense in 2012. This decrease was driven by higher non-operating revenues partially offset by currency exchange losses mostly in Brazil and Colombia.

Interest expense. Interest expense totaled $30.2 million in 2013, an 8.0% decrease over interest expense of $32.8 million in 2012, primarily resulting from lower total debt, partially offset by lower average interest rates during the period. The average effective interest rate on our debt decreased by 26 basis points, from 2.72% during 2012 to 2.46% during 2013. At the end of 2013, 51% of our outstanding debt was fixed at an average effective rate of 2.42%.

Interest income. Interest income totaled $12.6 million in 2013, an 8.1% increase over interest income of $11.7 million in 2012. This increase was mainly a result of a higher cash and investment balance during the period.

Other, net. Other, net expense totaled $11.4 million in 2013, compared to a $15.1 million other, net expense in 2012. This change was primarily due to a $5.2 million mark-to-market gain on our fuel contracts in 2013 compared to a $9.9 million loss in 2012. In addition, we recognized a Venezuelan currency devaluation loss of $13.9 million in 2013, and non-operating expense of $3.6 million in 2013, compared to a $5.2 million non-operating expense in 2012. This decrease was driven by higher non-operating revenues partially offset by currency exchange losses mostly in Brazil and Colombia.

B. Liquidity and Capital Resources

In recent years, we have been able to meet our working capital requirements through cash from our operations. Our capital expenditures, which consist primarily of aircraft purchases, are funded through a combination of our cash from operations and long-term financing. From time to time, we finance pre-delivery payments related to our aircraft with medium-term financing in the form of commercial bank loans and/or bonds privately placed with commercial banks. Our accounts receivable at December 31, 2014 decreased by $12.9 million compared with December 31, 2013, primarily due to an increase in factoring transactions. In our opinion, the Company’s working capital is sufficient for the Company’s present requirements.

Our cash, cash equivalents, and short-term investments at December 31, 2014, decreased by $365.1 million, to $766.6 million. Of such cash, $484.7 million was subject to exchange controls in Venezuela and is pending repatriation, converted at the official CENCOEX exchange rate of 6.3 bolivars per dollar for the amounts corresponding to 2013 sales, and Sicad rate of 12 bolivars per dollar for the amounts corresponding to 2014 sales, which are the exchange rates that we use in our consolidated financial statements for the year ended December 31, 2014. As of March 31, 2015 we had a cash balance of $471.0 million in Venezuela (including time deposits classified as short term equivalents). As part of our financing policy, we expect to continue to finance our liquidity needs with cash from operations. We forecast our cash requirements weekly, taking into consideration the exchange controls in Venezuela. As of March 31, 2015 and the date hereof, our current unrestricted cash exceeds our forecasted cash requirements to carry out operations, including payment of debt service for fiscal year 2015. We expect to continue to have exposure on our local monetary assets in Venezuela, which will depend on the future availability of U.S. dollars, the exchange rate at which we can acquire U.S. dollar in Venezuela and our ability to remit funds from Venezuela.

We are continuing to work with the Venezuelan authorities regarding the timing and the exchange rate applicable to our local monetary assets that are pending repatriation. For additional information on our funds held in local currency, the related repatriation delays and the new exchange rate regimes recently announced by the Venezuelan government, see “Item 3D. Risk Factors — Our substantial cash balances in Venezuelan bolivars are subject to unfavorable exchange controls, and our Venezuelan operations could be adversely affected by conditions in Venezuela or by relations between Panama and Venezuela.”

                Historically, we have not been required to rely on income from operations in Venezuela to meet our liquidity requirements and have had sufficient cash balances and other sources of liquidity outside of Venezuela to fund our operations. Our cash and cash equivalent position without the funds in Venezuela represented 26.9% of our revenues for the year ended December 31, 2014 and 17.8% of our total assets and 35.8% of our total equity as of December 31, 2014, which we believe provides us with a strong liquidity position. Nonetheless, as a result of these cash balances in Venezuela and the applicable exchange controls, we are required to maintain larger balances on a consolidated basis than would otherwise be required to conduct our operations. We may also be required to incur debt financing we would not otherwise need if this cash were available to us. Both of these factors result in a financial cost to us. While we are unable to calculate the exact costs to us, we believe the amount of this cost is approximately similar to our cost of borrowing over the amount of the cash balances in Venezuela, consistent with those financing facilities described below under “— Financing Activities.”

At December 31, 2014 Copa Holdings and its subsidiaries have lines of credit in the aggregate amount of $195.5 million. This amount includes a $120 million uncommitted credit line with Bladex available to Copa Holdings and its subsidiaries. In addition, Copa Airlines has lines of credit at total amount of $65.5 million, which include committed lines of credit with Banco General totaling $20.0 million, and uncommitted lines of credit with Citibank of $20 million, Banco Nacional de Panama of $15 million and Banco de Panama of $10.5 million. Aerorepublica has an uncommitted line of credit of $10 million with Citibank. These lines of credit have been put in place to bridge liquidity gaps and for other potential contingencies.

Operating Activities

We rely primarily on cash flows from operations to provide working capital for current and future operations. Net cash flows provided by operating activities for the year ended December 31, 2014 were $383.6 million, a decrease of $446.7 million over the $830.3 million in 2013. Our principal source of cash is receipts from ticket sales to customers, which for the year ended December 31, 2014 decreased by $286.1 million over receipts in the year 2013, primarily driven by capacity cuts and dollarized sales in Venezuela and by increases in cash outflows in 2014 resulting from an increase in cash payments for operational expenses of $63.7 million mainly related to fuel purchases, an increase in passenger expenses of $13.6 million, and an increase in administrative expenses of $23.0 million mainly relating to salaries and benefits.

Net cash flows provided by operating activities for the year ended December 31, 2013 were $830.3 million, increasing by $292.2 million, compared to $538.0 million in 2012. Our principal source of cash was receipts from ticket sales to customers, which for the year ended December 31 2013 increased by $468.9 million over receipts in the year 2012, driven by the 14.1% growth in our capacity year over year. This increase in cash inflow was offset by increases in cash outflows in 2013 resulting from an increase in cash payments for operational expenses of $106.8 million mainly related to fuel purchases, an increase in passenger expenses of $47.8 million, and an increase in administrative expenses of $28.8 million mainly relating to salaries and benefits.

Investing Activities

Net cash flow used in investing activities was $152.9 million in 2014 compared to a net cash flow from investing activities of $565.7 million in 2013 and $654.6 million in 2012. During 2014, we made capital expenditures of $273.9 million, which consisted of expenditures related to advance payments on aircraft purchase contracts and the acquisition of property plant and equipment. In 2014, the company realized net proceeds of $140.6 million from sale of investments as compared to $386.6 million for acquisition of financial investments in 2013. During 2013, our capital expenditures were $285.2 million, which consisted of $191.0 million in expenditures related to advance payments on aircraft purchase contracts. During 2012, our capital expenditures were $372.4 million, which consisted primarily of expenditures related to our purchase of seven Boeing 737-800 aircraft, as well as $194.9 million in expenditures related to advance payments on aircraft purchase contracts.

Financing Activities

Net cash flow used in financing activities were $142.4 million in 2014 compared to a net cash flow from financing activities of $201.3 million in 2013 and $54.3 million in 2012. During 2014, $194.0 million of proceeds from financing were offset by the repayment of $147.2 million in long-term debt, $170.8 million in dividends declared and paid and $18.4 million in repurchase of treasury shares. Financing activities during 2013, $9.2 million of proceeds from financing were offset by the repayment of $146.3 million in long-term debt and $64.7 million in dividends declared and paid. Financing activities during 2012 consisted primarily of the receipt of $287.5 million of aircraft financing proceeds, the repayment of $149.4 million in long-term debt and $192.6 million in dividends declared and paid.

Before 2010, we had generally been able to arrange medium-term financing for pre-delivery payments through loans with commercial banks. Since 2010, we have financed our pre-delivery payments with our own cash. As the aircraft are delivered and the financing for the aircraft is received, these pre-delivery payments will be recovered by the Company.

We have financed the acquisition of 40 Boeing 737-Next Generation aircraft through syndicated loans provided by international financial institutions with the support of partial guarantees issued by the Export-Import Bank of the United States, or “Ex-Im”, with repayment profiles of 12 years and bullet payments at maturity. The Ex-Im guarantees support 85% of the net purchase price and are secured with a first priority mortgage on the aircraft in favor of a security trustee on behalf of Ex-Im. The financing of the first four 737NGs matured and was fully repaid in the first quarter of 2012. As part of our ordinary-course cash-management practices, we obtained additional financing through commercial loans in February and March of 2012 and secured such financing with the four de-levered aircraft resulting in a net cash outflow of $8.0 million. The documentation for each loan follows standard market forms for this type of financing, including standard events of default. Our Ex-Im supported financings amortize on a quarterly basis, are denominated in dollars and originally bear interest at a floating rate linked to LIBOR. Our Ex-Im guarantee facilities typically offer an option to fix the applicable interest rate. We have exercised this option with respect to $416.9 million as of December 31, 2014 at an average weighted interest rate of 3.52%. The remaining $199.9 million bears interest at a weighted average interest of 0.46% representing spreads over LIBOR between 0.03% to 0.20%. At December 31, 2013, the total amount outstanding under our Ex-Im-supported financings totaled $616.7 million.

We have effectively extended the maturity of certain of our Boeing aircraft financing to 15 years through the use of a Stretched Overall Amortization and Repayment, or “SOAR”, structure which provides serial draw-downs calculated to result in a 100% loan accreting to a recourse balloon at the maturity of the Ex-Im guaranteed loan. The SOAR portions of our facilities require us to maintain certain financial covenants, including an EBITDAR to fixed-charge ratio, a long-term obligation to EBITDAR ratio and a minimum unrestricted cash balance. To comply with the first ratio, our EBITDA plus aircraft rent expense, or EBITDAR, for the prior year must be at least 2.0 times our fixed-charge expenses (including interest, commission, fees, discounts and other finance payments) for that year. To comply with the second ratio, our long-term obligations must be no more than six times EBITDAR. Third, our cash, cash equivalents and short-term investment balance should be at least $50 million. As of December 31, 2014, we complied with all required covenants. We also pay a commitment fee on the unutilized portion of our SOAR loans.

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

In 2014 we financed four Boeing 737-800 aircraft through Japanese Operating Leases with Call Option (“JOLCO”). JOLCO is a Japanese-sourced lease transaction that provides for 100% financing, and is typically used to finance new aircraft and has a minimum lease term of 10 years. In a JOLCO, the aircraft is purchased by a Japanese equity investor. The Japanese equity investor funds approximately 20-30% of the acquisition cost of the aircraft and becomes the owner of the aircraft via a Special Purpose Entity. An international bank with on-shore lending capabilities provides the balance of the aircraft purchase price (approximately 70-80%) via a senior secured mortgage loan. JOLCOs have a call option, which lessees often expect the lessor to exercise. Under IFRS, these transactions are accounted for as financial leases.

We also have financed 10% of the purchase price of certain of our Boeing aircraft through commercial loans. Under the commercial loan agreements for aircraft received in 2002, we are required to comply with four specific financial covenants. The first covenant requires our EBITDAR for the prior year to be at least 2.0 times our finance charge expenses (including interest, commission, fees, discounts and other finance payments). The second covenant limits our net borrowings to 85% of our capitalization. The third covenant requires our tangible net worth to be at least $120 million. The last covenant requires us to maintain a minimum of $50 million in available cash (including cash equivalents and committed credit facilities). As of December 31, 2014, we complied with all required covenants.

Our Embraer aircraft purchases are not eligible for Ex-Im guaranteed financing. During 2008, we secured a senior term loan facility in the amount of $100 million for the purchase of four Embraer 190 aircraft. The loans have a term of twelve years. During 2008, we utilized all of this facility. Under the 2008 loan agreement we are required to comply with certain financial covenants. The first covenant requires our EBITDAR for the prior year to be at least 2.5 times our fixed-charge expenses (including interest, commission, fees, discounts and other finance payments) for that year. The second covenant requires a total liability plus operating leases minus operating cash to tangible net worth ratio of less than 5.5 to 1. The third covenant requires our tangible net worth to be at least $160 million. The last covenant requires us to maintain a minimum of $75 million in available cash, cash equivalents and short-term investments. As of December 31, 2014, we complied with all required covenants.

Capital resources. We finance our aircraft through long-term debt and operating lease financings. Although we expect to finance future aircraft deliveries with a combination of similar debt arrangements and financing leases, we may not be able to secure such financing on attractive terms. To the extent we cannot secure financing, we may be required to modify our aircraft acquisition plans or incur higher than anticipated financing costs. In particular, the 2011 Aircraft Sector Understanding is likely to increase our financing costs and may negatively affect our results of operations. We expect to meet our operating obligations as they become due through available cash and internally generated funds, supplemented as necessary by short-term credit lines.

As of December 31, 2014, we had placed firm purchase orders with Boeing for 21 Boeing 737 aircraft and we have purchase rights and options for an additional 8 Boeing 737-Next Generation aircraft to be delivered between 2015 and 2019. We have also announced an order of 61 additional 737-MAX 8 and 9 aircraft to be delivered between 2018 and 2024. We meet our pre-delivery deposit requirements for our Boeing 737 aircraft by using cash from operations, or by using medium-term borrowing facilities and/or vendor financing for deposits required between two years and six months prior to delivery. Pre-delivery deposits for our Embraer 190 aircraft are required 18, 12 and six months prior to delivery. Since 2010, we funded these deposits with our own cash from operations.

We maintain available facilities for letters of credit with several banks with outstanding balances of $29.9 and $33.3 million at December 31, 2014 and 2013, respectively. These letters of credit are pledged for aircraft rentals, maintenance and guarantees for airport facilities. Of this total, $4.1 million are letters of credit opened on behalf of Copa Colombia for the same purposes listed above.

Copa Holdings and its subsidiaries have lines of credit in the aggregate amount of $195.5 million. This amount includes a $120 million uncommitted credit line with Bladex. In addition, Copa Airlines has lines of credit totaling $65.5 million, which include committed lines of credit with Banco General totaling $20.0 million, and uncommitted lines of credit with Citibank of $20 million, Banco Nacional de Panama of $15 million and Banco de Panama of $10.5 million. Aerorepublica has an uncommitted line of credit of $10 million with Citibank. These lines of credit have been put in place to bridge liquidity gaps and for other potential contingencies.

C. Research and Development, Patents and Licenses, etc.

We believe that the Copa brand has strong value and indicates superior service and value in the Latin American travel industry. We have registered the trademarks “Copa” and “Copa Airlines” with the trademark office in Panama, United States, and the majority of the countries in which we operate. We license certain brands, logos and trade dress under the trademark license agreement with UAL related to our alliance. We will have the right to continue to use our current logos on our aircraft for up to five years after the end of the alliance agreement term. “Copa Colombia” and “Copa Airlines Colombia” are registered names and trademarks in Colombia, Panama, Ecuador, Venezuela, Mexico, Dominican Republic, and Guatemala.

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

D. Trend Information

We seek to expand our operations by adding frequencies and new routes with the addition of nine new Boeing 737-800 aircraft to our fleet in 2015. For the remainder of 2015, we expect to continue to concentrate on keeping our operating costs low and pursuing ways to make our operations more efficient.

We intend to continue developing initiatives to improve our operations, including a continued focus on on-time performance and completion factor. Additionally, we continue to seek further integration of Copa Airlines’ and Copa Colombia’s network through code-sharing and fleet interchange agreements.

Our maintenance expenses are dependent on a large number of factors, some of which can be estimated, such as aircraft usage, aircraft destination and overhaul events, while many others result from unforeseen events. In 2014, our maintenance expenses increased by 9.1%, mainly driven by a 17.5% increase in flight hours. In 2015, we estimate that our maintenance expenses will increase by 10.3%, mainly driven by an estimate 7.2% increase in flight hours and by an increase in aircraft return provisions due to the full-year effect of eight new leased aircraft in 2014 and three new leased aircraft in 2015.

We expect jet fuel prices will continue to be volatile in 2015 and expect to continue evaluating fuel hedging programs to help protect us against short-term movements in crude oil prices. We expect our operating capacity to increase approximately 8.4% in 2015, primarily as a result of 2014 growth full-year effect.

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

F. Tabular Disclosure of Contractual Obligations

Our non-cancelable contractual obligations at December 31, 2014 included the following:

At December 31, 2014
	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
	(in thousands of dollars)
Aircraft and engine purchase commitments	9,727,529	542,539	1,353,801	1,870,980	5,960,209
Aircraft operating leases	1,599,244	114,558	291,824	72,563	1,120,299
Other operating leases	53,680	3,868	28,581	12,105	9,126
Short-term debt and long-term debt(1)	1,116,610	187,646	131,794	415,691	381,479

Total	12,497,063	848,610	1,806,000	2,371,399	7,471,112

(1)	Includes actual interest and estimated interest for floating-rate debt based on December 31, 2014 rates.

Most contract leases include renewal options. Non-aircraft related leases have renewable terms of one year, and their respective amounts included in the table above have been estimated through 2017, but we cannot estimate amounts with respect to those leases for later years. Our leases do not include residual value guarantees.

Item 6. Directors, senior management and employees

A. Directors and Senior Management

Currently, our Board of Directors is comprised of up to 12 members, 11 of which are currently in office; one position is vacant. The number of directors elected each year alternates. Messrs. Stanley Motta, Jose Castañeda Velez, Jaime Arias, and Alberto C. Motta Jr. were re-elected as directors at our annual shareholders’ meeting held on May 8, 2013. Messrs. Pedro Heilbron, Ricardo A. Arias, Alfredo Arias Loredo Roberto Artavia and Alvaro Heilbron were each re-elected for two-year terms at our annual shareholders’ meeting held on May 7, 2014, while Mr. Carlos A. Motta was elected as director at the meeting where the shareholders agreed to increase the number of directors to 12. Mr. John Gebo was elected as director to fill the vacancy created by Mr. Douglas Leo, who resigned his position in 2014. Mr. Joseph Fidanque III tendered his resignation as director of the Company in 2014 and his position remains vacant as of today.

The following table sets forth the name, age and position of each member of our Board of Directors as of February 11, 2015. A brief biographical description of each member of our Board of Directors follows the table.

Name	Position	Age
Pedro Heilbron	Chief Executive Officer and Director	57
Stanley Motta	Chairman and Director	69
Alvaro Heilbron	Director	49
Jaime Arias	Director	80
Ricardo Alberto Arias	Director	75
Alberto C. Motta, Jr.	Director	68
Carlos A. Motta	Director	42
John Gebo	Director	45
Jose Castañeda Velez	Director	70
Roberto Artavia Loria	Director	56
Alfredo Arias Loredo	Director	68

Mr. Pedro Heilbron. See “—Executive Officers.”

Mr. Stanley Motta has been one of the directors of Copa Airlines since 1986 and a director of Copa Holding since it was established in 1998. Since 1990, he has served as the President of Motta Internacional, S.A. an international importer and distributor of consumer goods. Mr. Motta is the brother of our director, Alberto C. Motta Jr. He serves on the boards of directors of Motta Internacional, S.A., BG Financial Group, S.A., ASSA Compañía de Seguros, S.A., Televisora Nacional, S.A., Inversiones Bahía, Ltd. and GBM Corporation. Mr. Motta is a graduate of Tulane University.

Mr. Alvaro Heilbron was elected as director of Copa Holdings in 2012. Mr. Heilbron is the brother of Mr. Pedro Heilbron, our chief executive officer. He is an Executive Director at Editora del Caribe, S.A. and a director at Panama Star Tours, S.A. Mr. Heilbron holds a BS in Business Administration from George Washington University, and a Post-Graduate degree in Management from INCAE Business School. Mr. Heilbron also served as Vice-President of Commercial for Copa Airlines between the years of 1988 and 1999.

Mr. Jaime Arias has been one of the directors of Copa Airlines since 1983 and a director of Copa Holding since it was established in 1998. He is a founding partner of Galindo, Arias & Lopez. Mr. Arias holds a BA from Yale University, a JD from Tulane University and completed legal studies at the University of Paris, Sorbonne. He serves on the boards of directors of Televisora Nacional, S.A., ASSA Compañía de Seguros, S.A., Empresa General de Inversiones, S.A., Petróleos Delta, S.A., Bac International Bank, Inc., Direct Vision, S.A. and Promed, S.A.

Mr. Ricardo Arias has been one of the directors of Copa Airlines since 1985 and a director of Copa Holding since it was established in 1998. He is a founding partner of Galindo, Arias & Lopez. Mr. Arias is the former Panamanian ambassador to the United Nations. Mr. Arias holds a BA in international relations from Georgetown University, an LL.B. from the University of Puerto Rico and an LL.M. from Yale Law School. He serves on the boards of directors of Banco General, S.A. and Empresa General de Inversiones, S.A., which is the holding company that owns Banco General, S.A. Mr. Arias is also listed as a principal or alternate director of several subsidiary companies of Banco General, S.A. and Empresa General de Inversiones, S.A. Mr. Arias is a former Director and President of the Panamanian Stock Exchange.

Mr. Alberto C. Motta, Jr. has been one of the directors of Copa Airlines since 1983 and a director of Copa Holding since it was established in 1998. He is a Vice President of Inversiones Bahía, Ltd. Mr. Motta attended the University of Hartwick. He is the brother of Mr. Stanley Motta. He also serves on the boards of directors of Motta Internacional, S.A., BG Financial Group, S.A., Inversiones Costa del Este, S.A., ASSA Compañía de Seguros, S.A., Petroleos Delta, S.A., Productos Toledanos, S.A., Financiera Automotriz, S.A., Televisora Nacional, S.A., Hotel Miramar Inter-Continental and Industrias Panama Boston, S.A.

Mr. Carlos A. Motta was elected as a director of Copa Holdings in 2014. He has held several positions within Motta Internacional, S.A. and is currently a director and part of the executive committee. Mr. Motta serves on the board of Inversiones Bahia, Copa Holdings, Motco Inc, Latamel SLU, Cable Onda, Fundación Alberto C. Motta, and IFF Panama (Panama Film Festival) among others. He is on the international advisory board of the IAE Business School, Universidad Austral in Buenos Aires Argentina, and is a member of Young Presidents Organization (YPO) and Entrepreneurs Organization (EO). Mr. Motta received a bachelor’s degree in marketing from Boston College and a MBA from Thunderbird (The American Graduate School of International Management) in 2000.

Mr. John Gebo was elected as a director of Copa Holdings in 2015. He is Senior Vice President of Alliances for United Airlines. He is responsible for United’s global alliance strategy and its relationships with its many airline partners. Prior to his current position, Mr. Gebo was United’s Senior Vice President of Financial Planning and Analysis. Mr. Gebo joined United in 2000, and has held positions of increasing responsibility. Prior to joining United, Mr. Gebo worked at General Motors Corporation in manufacturing engineering. Mr. Gebo received his bachelor’s degree in mechanical engineering from the University of Texas and his master’s degree in business administration from the University of Michigan. Mr. Gebo is also Vice Chairman of the board of directors of the Alliant Credit Union.

Mr. Jose Castañeda Velez is one of the independent directors of Copa Holdings. He is currently a director on the boards of MMG Bank Corporation and MMG Trust S.A. Previously, Mr. Castañeda Velez was the chief executive officer of Banco Latinoamericano de Exportaciones, S.A.—BLADEX and has held managerial and officer level positions at Banco Río de la Plata, Citibank, N.A., Banco de Credito del Peru and Crocker National Bank. He is a graduate of the University of Lima.

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

Mr. Alfredo Arias Loredo is one of the independent directors of Copa Holdings. He is the former Executive President of Cerveceria Nacional, S.A. Mr. Arias Loredo is a member of the Board of Trustees of ANCON (Asociación Nacional para la Conservación de la Naturaleza). Mr. Arias Loredo received a BS in Mechanical Engineering and an M.S. in Industrial Management, both from Georgia Institute of Technology.

The following table sets forth the name, age and position of each of our executive officers as of March 31, 2015. A brief biographical description of each of our executive officers follows the table.

Name	Position	Age

Pedro Heilbron	Chief Executive Officer	57

Jose Montero	Chief Financial Officer	45

Daniel Gunn	Senior Vice-President of Operations	47

Dennis Cary	Senior Vice-President of Commercial and Planning	50

Leo Marchosky	Vice-President of Human Resources	58

Ahmad Zamany	Vice-President of Maintenance	57

Vidalia de Casado	Vice-President of On-Board Services	57

Rulon J. Starley	Vice-President of Flight Operations	66

Michael New	Vice-President of Safety	56

Michael Hinckley	Vice-President of Frequent Flyer Program	55

Edwin Garcia	Vice-President of Airport Services	43

Eduardo Lombana	Chief Executive Officer of Copa Colombia	53

Mr. Pedro Heilbron has been our Chief Executive Officer since 1988. He received an MBA from George Washington University and a BA from College of the Holy Cross. Mr. Heilbron is the brother of Mr. Alvaro Heilbron, a member of our Board of Directors.

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

Mr. Daniel Gunn has been our Senior Vice-President of Operations since February 2009. Prior to this Mr. Gunn had served as Vice-President of Commercial and Planning and Vice-President of Planning and Alliances. Prior to joining Copa in 1999, he spent five years with American Airlines holding positions in Finance, Real Estate and Alliances. Mr. Gunn received a BA in Business & Economics from Wheaton College and an MBA from the University of Southern California.

Mr. Dennis Cary has been our Senior Vice-President of Commercial and Planning since April 2015. Prior joining Copa Airlines, Mr. Cary held Senior Vice-President positions in various industries, including aviation. Mr. Cary served as Senior Vice-President, Chief Marketing and Customer Officer at United Airlines, and several other top management positions in United Airlines and American Airlines. Mr. Carry graduated from California State University with a bachelor’s degree in Computer Sciences and holds an MBA from Duke University.

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

Ms. Vidalia de Casado has been our Vice-President of On-Board Services since January 2010. She joined Copa in 1989, serving as Passenger Services Manager from 1989 to 1995 and Vice-President of Passenger Services from 1995 to 2010. Prior to joining Copa, she spent seven years as Human Resource and Service Director with Air Panama Internacional, S.A. Ms. de Casado received a BS in Business from Universidad Latina and an MBA from the University of Louisville.

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

Mr. Michael New has been our Vice-President of Corporate Safety since March 2014. Prior to joining Copa, he served in leadership positions at several companies, developing programs to actively manage operational risk. Some of his previous roles include: Senior Vice President for Corporate Safety, Security, and Compliance at Korean Air; Managing Director at United Airlines; and Director of Aviation Safety and Captain at Delta Airlines. He has a PhD degree in Human Factors Engineering from the Georgia Institute of Technology in 1998. As an operational leader, he has successfully instituted risk management programs in several countries and developed innovative analysis techniques to support data-driven decision-making.

Mr. Michael Hinckley has been our Vice-President of Frequent Flyer Program since February 2014. Prior to joining Copa, he ran the Loyalty Program for US Airways, Dividend Miles, and helped work on combining the program with American Airlines as the merger progressed. He started his airline career with Northwest Airlines in 1985. He had assignments in Sales/Sales Management, Financial Analysis, Marketing, Call Center Management, and Loyalty. He ran the Northwest Loyalty Program, WorldPerks, for over six years. After Northwest, he ran the Specialty & Retail Co-Brand division for U.S. Bank with responsibility for 12 co-brand programs prior to launching his own Loyalty Consulting and Technology Company. He holds a BA degree from the University of Utah and an MBA degree from Brigham Young University.

Mr. Edwin Garcia joined Copa Airlines in April 2013 and has been our Vice President of Airports since November 2014. Edwin is a seasoned executive with more than 18 years of experience in airport and airline operations. Prior to joining Copa Airlines he held several leading positions in United Airlines based in Chicago, Denver and Los Angeles. He also served honorably and was educated in the United States Marine Corps.

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

B. Compensation

In 2014, we paid an aggregate of approximately $3.8 million in cash compensation to our executive officers. Although in 2006 we set aside $3.0 million for payment to senior management related to covenants not to compete with us in the future, we have not set aside any other funds for future payments to executive officers.

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

Incentive Compensation Program

In 2005, the Compensation Committee of our Board of Directors eliminated the then-existing Long Term Retention Plan and approved a one-time non-vested stock bonus award program for certain executive officers (the “Stock Incentive Plan”). Non vested stock delivered under the Stock Incentive Plan may be sourced from treasury stock, or authorized un-issued shares. In accordance with this program, the Compensation Committee of our Board of Directors had granted restricted stock awards to our senior management and to certain named executive officers and key employees. Normally, these shares vest over three to five years in yearly installments equal to one-third of the awarded stock on each anniversary of the grant date or in yearly installments equal to 15% of the awarded stock on each of the first three anniversaries of the grant date, 25% on the fourth anniversary and 30% on the fifth anniversary.

The following table shows shares granted.

	2014	2013	2012
Shares	26,309	43,685	48,420
Fair value	$139.93	$103.73	$75.39

Contractual life	3 years	3 years	3 years

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

The Compensation Committee plans to make additional equity-based awards under the plan from time to time, including additional non-vested stock and stock option awards. While the Compensation Committee will retain discretion to vary the exact terms of future awards, we anticipate that future employee non-vested stock and stock option awards granted pursuant to the plan will generally vest over a three-year period and the stock options will carry a ten year term.

The total compensation cost recognized for non-vested stock and option awards was $4.7 million, $6.0 million, $7.0 million, $7.7 million and $4.0 million in 2014, 2013, 2012, 2011 and 2010, respectively, and was recorded as a component of “Salaries and benefits” within Operating Expense.

During the first quarter of 2015, the Compensation Committee of the Company’s Board of Directors approved two new awards. Awards were granted under these new plans for approximately 30,392 shares of non-vested stock, which will vest over a period of three to five years. The Company estimates the fair value of these awards to be approximately $3.5 million and the 2015 compensation cost for these plans will be $1.3 million.

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

Currently, our Board of Directors is comprised of up to twelve members, eleven of which are currently in office, with one position vacant. The number of directors elected each year alternates. Messrs. Stanley Motta, Jose Castañeda Velez, Jaime Arias, and Alberto C. Motta Jr. were re-elected as directors at our annual shareholders’ meeting held on May 8, 2013. Messrs. Pedro Heilbron, Ricardo A. Arias, Alfredo Arias Loredo Roberto Artavia and Alvaro Heilbron were each re-elected for two-year terms at our annual shareholders’ meeting held on May 7, 2014, while Mr. Carlos A. Motta was elected as director at the meeting where the shareholders agreed to increase the number of directors to twelve. Mr. John Gebo was elected as director to fill the vacancy created by Mr. Douglas Leo, who resigned his position in 2014. Mr. Joseph Fidanque III tendered his resignation as director of the Company in 2014 and his position remains vacant as of today.

Pursuant to contractual arrangements with us and CIASA, UAL is entitled to designate one of our directors. Currently, Mr. John Gebo is the UAL-appointed director.

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

Nominating and Corporate Governance Committee. Our Nominating and Corporate Governance Committee is responsible for developing and recommending criteria for selecting new directors, overseeing evaluations of the Board of Directors, its members and committees of the Board of Directors and handling other matters that are specifically delegated to the compensation committee by the Board of Directors from time to time. Our charter documents require that there be at least one independent member of the Nominating and Corporate Governance Committee until the first shareholders’ meeting to elect directors after such time as the Class A shares are entitled to full voting rights. Messrs. Ricardo Arias, Carlos A. Motta and Roberto Artavia are the members of our Nominating and Corporate Governance Committee, and Mr. Ricardo Arias is the Chairman of the Nominating and Corporate Governance Committee.

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

Approximately 70% of the Company’s employees are located in Panama, while the remaining 30% are distributed among our foreign stations. Copa’s employees can be categorized as follows:

	December 31,
	2014	2013	2012

Pilots	1,287	1,025	944

Flight attendants	1,955	1,807	1,621

Mechanics	575	570	533

Customer service agents, reservation agents, ramp and others	3,483	3,305	3,401

Management and clerical	1,967	1,937	1,778

	9,267	8,644	8,277

Our profit-sharing program reflects our belief that our employees will remain dedicated to our success if they have a stake in that success. We identify key performance drivers within each employee’s control as part of our annual objectives plan, or “Path to Success.” Typically, we pay bonuses in the first quarter of the year based on our performance during the preceding calendar year. For members of management, 75% of the bonus amount is based on our performance as a whole and 25% is based on the achievement of individual goals. Bonuses for non-management employees are based on the Company’s performance and payment is typically a multiple of the employee’s weekly salary. The bonus payments are approved by our compensation committee. We typically make accruals each month for the expected annual bonuses, which are reconciled to actual payments at their dispersal in the first quarter of the following year.

We provide training for all of our employees, including technical training for our pilots, dispatchers, flight attendants and other technical staff. In addition, we provide recurrent customer service training to frontline staff, as well as leadership training for managers. We currently have three flight simulators at our training facility in Panama’s City of Knowledge. In 2005, we leased a Level B flight simulator for Boeing 737-Next Generation training that served 80% of our initial training, transition and upgrade training, and 100% of our recurrent training needs relating to that aircraft. During 2007, we upgraded this simulator to provide 100% of our initial training. In 2008, we leased a similar flight simulator for Embraer 190 training that serves for all of our initial and recurrent training needs. In 2010, Copa bought a second 737-Next Generation Full Flight Simulator (FFS), Level D. The Level D qualification is the highest certification provided by the Federal Aviation Administration (FAA) to any Flight Training Device. Another important acquisition in 2011 was the second B737 Virtual Procedure Trainer (VPT), which complements the new FFS training. In October 2012, the lease on our first B737 NG simulator expired and we bought a new FFTX technology training device accompanied by a new Virtual Procedure Trainer (VPT). We plan to buy a new Boeing 737-800 Full Flight Simulator (FFS-X) compliant with regulatory Qualification Level D, and two new B737-800 Cockpit Procedure Trainers (CPTs) compliant with regulatory Qualification FTD Level 4 to provide 100% of our initial, recurrent, transition and upgrade training needs.

Approximately 59% of the Company’s 9,267 employees are unionized. Our employees currently belong to eight union organizations; four covering employees in Panama and four covering employees in Colombia, in addition to union organizations in other countries to which we fly. Copa Airlines has traditionally had good relations with its employees and all the unions, and expects to continue to enjoy good relations with its employees and the unions in the future.

The four unions covering employees in Panama include: the pilots’ union (UNPAC); the flight attendants’ union (SIPANAB); the mechanics’ union (SITECMAP); and an industry union (SIELAS), which represents ground personnel, messengers, drivers, passenger service agents, counter agents and other non-executive administrative staff. Copa entered into collective bargaining agreements with the pilot union in August 2012, the generalized union in December 2013, the mechanics’ union in February 2014 and most recently, Copa re-negotiated the collective bargaining with the flight attendants’ union in September 2014.

There are four unions covering employees in Colombia: the pilots’ union (ACDAC); the flight attendants’ union (ACAV); the industry union in Colombia (SINTRATAC); and the mechanics’ union in Colombia (ACMA). Negotiations were held with each of these unions and resolved by arbitration: for the pilots’ union (ACDAC) in January 2015, and for the industry union (SINTRATAC) and the Mechanics Union (ACMA) in November 2014.

Typically, collective bargaining agreements in Colombia have terms of between two to three years. Although Copa Colombia usually settles many of its collective bargaining agreement negotiations through arbitration proceedings, it has traditionally experienced good relations with its unions.

In addition to unions in Panama and Colombia, the Company’s employees in Brazil are covered by industry union agreements that cover all airline industry employees in the country, employees in Uruguay are covered by an industry union, airport employees in Buenos Aires, Argentina are affiliated with an industry union (UPADEP) and airport employees in Puerto Rico are affiliated with an industry union (IAM), and most employees in Chile are covered by a company union.

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

Item 7. Major Shareholders and Related Party Transactions

A. Major Shareholders

The following table sets forth information relating to the beneficial ownership of our Class A shares as of December 31, 2014 by each person known to us to beneficially own 5% or more of our common shares and all our directors and officers as a group. Class A shares are limited voting shares entitled only to vote in certain specified circumstances. See “Item 10B. Additional Information – Memorandum and Articles of Association – Description of Capital Stock.”

	Shares	(%)(1)

CIASA(2)	0	0.0%

Executive officers and directors as a group (17 persons)(3)	78,807	0.2%

Others	32,971,491	99.8%

Total	33,050,298

(1)	Based on a total of 33,050,298 Class A shares outstanding.
(2)	CIASA owns 100% of the Class B shares of Copa Holdings representing 24.9% of our total capital stock.
(3)	Number of shares as of December 2014.

In June 2006, Continental reduced its ownership of our total capital stock from 27.3% to 10.0%. In May 2008, Continental sold down its remaining shares in the public market.

CIASA currently owns 100% of the Class B shares of Copa Holdings, representing all of the voting power of our capital stock. CIASA is controlled by a group of Panamanian investors representing several prominent families in Panama. This group of investors has historically acted together in a variety of business activities both in Panama and elsewhere in Latin America, including banking, insurance, real estate, telecommunications, international trade and commerce and wholesale. Members of the Motta, Heilbron and Arias families and their affiliates companies beneficially own approximately 90% of CIASA’s shares. Our Chief Executive Officer, Mr. Pedro Heilbron, and several of our directors, including Messrs. Stanley Motta, Alberto C. Motta Jr. and Carlos A. Motta, Mr. Alvaro Heilbron, Mr. Jaime Arias and Mr. Ricardo Alberto Arias, and their immediate families as a group, beneficially own approximately 78% of CIASA’s shares. Such shareholders of CIASA have entered into a shareholders’ agreement providing that the parties to the agreement will vote all of their shares in CIASA together as a group on all matters concerning CIASA’s holdings of Class B shares. Additionally, this shareholders’ agreement restricts transfers of CIASA shares to non-Panamanian nationals. Messrs. Stanley Motta and Alberto C. Motta Jr. together exercise effective control of CIASA.

In March 2010, CIASA converted a portion of its Class B shares into 1.6 million non-voting New York Stock Exchange-listed Class A shares and sold such Class A shares in a SEC registered public offering. As a result, CIASA’s ownership decreased from 29.2% to 25.1% of our capital stock. CIASA’s current ownership is 24.9% of our capital stock. In the event CIASA seeks to reduce its ownership below 10% of our total share capital, our independent directors may decide to issue special voting shares solely to Panamanian nationals to maintain the ownership requirements mandated by the Panamanian Aviation Act.

The address of CIASA is Corporación de Inversiones Aéreas, S.A., c/o Compañía Panameña de Aviación, S.A., Boulevard Costa del Este, Avenida Principal y Avenida de la Rotonda, Urbanización Costa del Este, Complejo Business Park, Torre Norte, Parque Lefevre, Panama City, Panama.

It is not practicable for us to determine the number of Class A shares beneficially owned in the United States. As of March 31, 2015, we had 142 registered record holders of our Class A shares.

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

Banco General, S.A.

We have a strong commercial banking relationship with Banco General, S.A., a Panamanian bank partially owned by our controlling shareholders. We have obtained financing from Banco General under short to medium-term financing arrangements for part of the commercial loan tranche of one of the Company’s Export-Import Bank facilities. We also maintain general lines of credit and time deposit accounts with Banco General. Interest received from Banco General amounted to $1.1 million, $2.2 million, $1.9 million and $1.2 million in 2014, 2013, 2012 and 2011, respectively. There have not been any material interest payments for the last three years. There was no outstanding debt balance at December 31, 2014, 2013 or 2012. These amounts are included in “Current maturities of long-term debt” and “Long-term debt” in the consolidated statement of financial position.

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

Petróleos Delta, S.A.

During 2005, we entered into a contract with Petróleos Delta, S.A. to supply our jet fuel needs. The price agreed to under this contract is based on the two-week average of the U.S. Gulf Coast Waterborne Mean index plus local taxes, certain third-party handling charges and a handling charge to Delta. The contract has a one-year term that automatically renews for one-year periods unless terminated by one of the parties. While our controlling shareholders do not hold a controlling equity interest in Petróleos Delta, S.A., several of our directors are also board members of Petróleos Delta, S.A. Payments to Petróleos Delta totaled $395.7 million in 2014, $371.4 million in 2013 and $354.8 million in 2012.

Desarollo Inmobiliario del Este, S.A.

During January 2006, we moved into headquarters located six miles away from Tocumen International Airport. We lease five floors consisting of approximately 119,700 square feet of the building from Desarollo Inmobiliario del Este, S.A., an entity controlled by the same group of investors that controls CIASA, under a 10-year lease at a rate of $0.2 million per month, which we believe to be a market rate. Payments to Desarrollo Inmobiliario del Este, S.A. totaled $2.9 million, $2.6 million and $2.3 million in 2014, 2013 and 2012, respectively.

Galindo, Arias & Lopez

Most of our legal work is carried out by the law firm Galindo, Arias & Lopez. Messrs. Jaime Arias and Ricardo Alberto Arias, partners of Galindo, Arias & Lopez, are indirect shareholders of CIASA and serve on our Board of Directors. Payments to Galindo, Arias & Lopez totaled $0.4 million, $0.4 million and $0.6 million, in 2014, 2013 and 2012, respectively.

Other Transactions

We also purchase most of the alcohol and some of the other beverages served on our aircraft from Motta Internacional, S.A. and Global Brands, S.A., both of which are controlled by our controlling shareholders. We do not have any formal contracts for these purchases, but pay wholesale prices based on price lists periodically submitted by those importers. We paid these entities approximately $1.5 million in 2014, $1.3 million in 2013 and $1.2 million in 2012.

The advertising agency that we use in Panama is Rogelio Diaz Publicidad (RD Nexos), formerly owned by the brother-in-law of our chief executive officer, and where his brother has a minority stake. Gross invoices for all services performed through RD Nexos totaled $2.4 million and $3.8 million in 2013 and 2012, respectively. There were no invoices for 2014.

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

Dividend for Fiscal Year:	Payment Date	Total Dividend Payment (U.S. Dollars)		Cash Dividend per Share (U.S. cents)

2014	December 15, 2014		$43 million	0.96
	September 15, 2014		$43 million	0.96
	June 16, 2014		$42 million	0.96
	March 17, 2014		$43 million	0.96
2013	December 16, 2013 September 16, 2013	$ $	32.3 million 32.3 million	0.73 0.73
2012 Accelerated Payment (1)	December 27, 2012		$99 million	2.25
2011	June 15, 2012		$93 million	2.10
2010	June 15, 2011		$72 million	1.64
2009	June 15, 2010		$48 million	1.09
2008	June 15, 2009		$16 million	0.37
2007	June 15, 2008		$16 million	0.37

(1)	Paid in respect of 12-months of consolidated net income ending November 30, 2012

B. Significant Changes

None

Item 9. The Offer and Listing

A. Offer and Listing Details

Our Class A shares have been listed on the New York Stock Exchange, or NYSE, under the symbol “CPA” since December 14, 2005. The following table sets forth, for the periods indicated, the high and low prices for the Class A shares on the NYSE for the periods indicated.

		Low	High
	2006
Annual		20.31	49.05
	2007
Annual		30.25	73.33
	2008
Annual		18.00	43.64
	2009
Annual		20.36	56.78
	2010
Annual		42.60	63.08
	2011
Annual		49.54	72.86
	2012
Annual		58.58	99.97
	2013
Annual		96.38	161.36
First quarter		96.38	120.00
Second quarter		110.06	143.18
Third quarter		124.47	148.09
Fourth quarter		136.78	161.36
	2014
Annual		87.00	162.83

First Quarter		121.11	162.83
Second Quarter		130.79	147.95
Third Quarter		104.21	157.98
Fourth Quarter		87.00	117.89

Last Six Months
October 2014		97.07	117.28
November 2014		106.52	117.89
December 2014		87.00	111.69
January 2015		98.76	114.98
February 2015		105.00	121.25
March 2015		99.88	114.85

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

Common Stock

Our authorized capital stock consists of 80 million shares of common stock without par value, divided into Class A shares, Class B shares and Class C shares. As of December 31, 2014, we had 33,050,298 Class A shares issued, 10,938,125 Class B shares issued and outstanding, and no Class C shares outstanding. Class A and Class B shares have the same economic rights and privileges, including the right to receive dividends, except as described in this section.

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

At such time, if any, as the Class A shareholders acquire full voting rights, the Board of Directors shall call an extraordinary shareholders’ meeting to be held within 90 days following the date as of which the Class A shares are entitled to vote on all matters at our shareholders’ meetings. At the extraordinary shareholders’ meeting, the shareholders shall vote to elect all 11 members of the Board of Directors in a slate recommended by the Nominating and Governance Committee. The terms of office of the directors that were serving prior to the extraordinary shareholders’ meeting shall terminate upon the election held at that meeting.

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

In the event that the Class B shareholders represent less than 10% of the total share capital of the company (excluding newly issued shares sold with the approval of our Independent Directors Committee) and the Independent Directors Committee determines that it is reasonably likely that Copa’s or Copa Holdings’ legal ability to engage in the aviation business or to exercise its international route rights will be revoked, suspended or materially inhibited in a manner that would materially and adversely affect the company, in each case as a result of such non-Panamanian ownership (each a triggering event), the Independent Directors Committee may take either or both of the following actions:

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

Transfer Agent and Registrar

The transfer agent and registrar for our Class A shares is Mellon Investor Services LLC. Until the Board of Directors otherwise provides, the transfer agent for our Class B shares and any Class C shares is Galindo, Arias & Lopez, who maintains the share register for each class in Panama. Transfers of Class B shares must be accompanied by a certification of the transferee that such transferee is Panamanian.

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

Terms. Panamanian law does not set limits on the length of the terms that a director may serve. Staggered terms are allowed but not required.	Terms. The Delaware General Corporation Law generally provides for a one-year term for directors. However, the directorships may be divided into up to three classes with up to three-year terms, with the years for each class expiring in different years, if permitted by the articles of incorporation, an initial by-law or a by-law adopted by the shareholders.

Number. The board of directors must consist of a minimum of three members, which could be natural persons or legal entities.	Number. The board of directors must consist of a minimum of one member.

Panama	Delaware

Authority to Take Actions. In general, a simple majority of the board of directors is necessary and sufficient to take any action on behalf of the board of directors.	Authority to Take Actions. The articles of incorporation or by-laws can establish certain actions that require the approval of more than a majority of directors.

Shareholder Meetings and Voting Rights

Quorum. The quorum for shareholder meetings must be set by the articles of incorporation or the by-laws. If the articles of incorporation and the notice for a given meeting so provide, if quorum is not met a new meeting can be immediately called and quorum shall consist of those present at such new meeting.	Quorum. For stock corporations, the articles of incorporation or bylaws may specify the number to constitute a quorum but in no event shall a quorum consist of less than one-third of shares entitled to vote at a meeting. In the absence of such specifications, a majority of shares entitled to vote shall constitute a quorum.

Action by Written Consent. Panamanian law does not permit shareholder action without formally calljing a meeting.	Action by Written Consent. Unless otherwise provided in the articles of incorporation, any action required or permitted to be taken at any annual meeting or special meeting of stockholders of a corporation may be taken without a meeting, without prior notice and without a vote, if a consent or consents in writing, setting forth the action to be so taken, is signed by the holders of outstanding shares having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and noted.

Other Shareholder Rights

Shareholder Proposals. Shareholders representing 5% of the issued and outstanding capital of the corporation have the right to require a judge to call a general shareholders’ meeting and to propose the matters for vote.	Shareholder Proposals. Delaware law does not specifically grant shareholders the right to bring business before an annual or special meeting. If a Delaware corporation is subject to the SEC’s proxy rules, a shareholder who has continuously owned at least $2,000 in market value, or 1% of the corporation’s securities entitled to vote for at least one year, may propose a matter for a vote at an annual or special meeting in accordance with those rules.

Appraisal Rights. Shareholders of Panamanian corporation do not have the right to demand payment in cash of the judicially determined fair value of their shares in connection with a merger or consolidation involving the corporation. Nevertheless, in a merger, the majority of shareholders could approve the total or partial distribution of cash, instead of shares, of the surviving entity.	Appraisal Rights. Delaware law affords shareholders in certain cases the right to demand payment in cash of the judicially-determined fair value of their shares in connection with a merger or consolidation involving their corporation. However, no appraisal rights are available if, among other things and subject to certain exceptions, such shares were listed on a national securities exchange or such shares were held of record by more than 2,000 holders.

Shareholder Derivative Actions. Any shareholder, with the consent of the majority of the shareholders, can sue on behalf of the corporation, the directors of the corporation for a breach of their duties of care and loyalty to the corporation or a violation of the law, the articles of incorporation or the by-laws.	Shareholder Derivative Actions. Subject to certain requirements that a shareholder make prior demand on the board of directors or have an excuse not to make such demand, a shareholder may bring a derivative action on behalf of the corporation to enforce the rights of the corporation against officers, directors and third parties. An individual may also commence a class action suit on behalf of himself and other similarly-situated stockholders if the requirements for maintaining a class action under the Delaware General Corporation Law have been met. Subject to equitable principles, a three-year period of limitations generally applies to such shareholder suits against officers and directors.

Inspection of Corporate Records. Shareholders representing at least 5% of the issued and outstanding shares of the corporation have the right to require a judge to appoint an independent auditor to examine the corporate accounting books, the background of the company’s incorporation or its operation.	Inspection of Corporate Records. A shareholder may inspect or obtain copies of a corporation’s shareholder list and its other books and records for any purpose reasonably related to a person’s interest as a shareholder.

Panama	Delaware

Anti-Takeover Provisions

Panamanian corporations may include in their articles of incorporation or by-laws classified board and super-majority provisions.	Delaware corporations may have a classified board, super-majority voting and shareholders’ rights plan.

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

Panama	Delaware

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

C. Material Contracts

Commercial Agreements with UAL

Our alliance relationship with UAL is governed by several interrelated agreements. We have amended and restated each of these agreements and extended them through May 2016 in connection with our initial public offering in December 2005. As a result of the UAL merger, UAL succeeded Continental as the contracting party in each of these commercial agreements.

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

Frequent Flyer Participation Agreement between UAL and Copa Airlines. We have elected to cease co-branding the MileagePlus frequent flyer program in Latin America and launch our own frequent flyer program in July 2015, ConnectMiles. We have reached a scale where establishing our own direct relationship with our customers is warranted. Copa and UAL will remain strong loyalty partners through our participation in the Star Alliance.

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

1998 Aircraft General Terms Agreement between The Boeing Company and Copa Airlines

In 1998, Copa entered into an agreement with the Boeing Company for the purchase of aircraft, installation of buyer furnished equipment provided by Copa, customer support services and product assurance. In addition to the aircraft supplied, the Boeing Company will provide maintenance training and flight training programs, as well as operations engineering support. The agreement has been amended several times since then, most recently in March 2015.

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

MAX Aircraft Purchase Agreement between The Boeing Company and Copa Airlines

In April 2015, Copa finalized negotiations with the Boeing Company for the purchase of 737 MAX 8 and MAX 9 airplanes. These negotiations started in 2013, and the agreement has been amended several times since then, most recently in March 2015.

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

If you are considering the purchase, ownership or disposition of our Class A shares, you should consult your own tax advisors concerning the United States federal income tax consequences to you in light of your particular situation as well as any consequences arising under state or local law or under the laws of any other taxing jurisdiction.

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

If a partnership holds our Class A shares, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership. An investor who is a partner of a partnership holding our Class A shares should consult its own tax advisor.

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

Passive Foreign Investment Company

We do not believe that we are a passive foreign investment company (a “PFIC”) for United States federal income tax purposes (or that we were one in 2014), and we expect to operate in such a manner so as not to become a PFIC. If, however, we are or become a PFIC, you could be subject to additional United States federal income taxes on gain recognized with respect to the Class A shares and on certain distributions, plus an interest charge on certain taxes treated as having been deferred under the PFIC rules. Further, non-corporate United States Holders will not be eligible for reduced rates of taxation on any dividends received from us if we are a PFIC in the taxable year in which such dividends are paid or the preceding taxable year.

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

Aircraft Fuel. Our results of operations are affected by changes in the price and availability of aircraft fuel. To manage the price risk, we use crude oil swap agreements. Market risk is estimated as a hypothetical 10% increase in the December 31, 2014 cost per gallon of fuel. Based on projected 2014 fuel consumption, such an increase would result in an increase to aircraft fuel expense of approximately $52.6 million in 2015, not taking into account our derivative contracts. We have hedged approximately 27 % and 16% of our anticipated fuel needs for 2015 and 2016, respectively. We may enter into additional hedging agreements in the future to reduce volatility of our fuel expenses.

Interest. Our earnings are affected by changes in interest rates due to the impact those changes have on interest expense from variable-rate debt instruments and operating leases and on interest income generated from our cash and investment balances. If interest rates average 10% more in 2015 than they did during 2014, our interest expense would increase by approximately $1.1 million and the fair value of our debt would decrease by approximately $3.7 million. If interest rates average 10% less in 2015 than they did in 2014, our interest income from marketable securities would decrease by approximately $1.8 million and the fair value of our debt would increase by approximately $3.7 million. These amounts are determined by considering the impact of the hypothetical interest rates on our variable-rate debt and marketable securities equivalent balances at December 31, 2014.

Foreign Currencies. The majority of our obligations are denominated in U.S. dollars. Since Panama uses the U.S. dollar as legal tender, the majority of our operating expenses are also denominated in U.S. dollars. Our foreign exchange risk is limited as approximately 40.2% of our revenues are in U.S. dollars. A significant part of our revenue is denominated in foreign currencies, including the Brazilian real, Colombian peso, and Venezuelan bolivar, which represented 14.6%, 10.0% and 7.0%, respectively. Generally, our exposure to most of these foreign currencies, with the exception of the Venezuelan bolivar, is limited to the period of up to two weeks between the completion of a sale and the conversion to U.S. dollars. As of December 31, 2014 we had a cash and investments balance of $484.7 million in Venezuela. The Colombian Peso is the functional currency of Copa Colombia, and therefore any revenue exposure is mitigated by the operating expenses, which are also denominated in Colombian Pesos.

The following chart summarizes the Company’s exchange risk exposure (assets and liabilities denominated in foreign currency) at December 31:

	As of December 31, 2014	As of December 31, 2013
Assets
Cash and cash equivalents	$84,914	$107,012
Investments	458,666	479,056
Accounts receivables, net	82,702	57,317
Prepaid expenses	51,039	28,119
Other assets	80,803	43,949

Total assets	$758,124	$715,453

Liabilities
Accounts payables suppliers and agencies	$104,625	$44,664
Accumulated taxes and expenses payables	31,009	88,019
Air traffic liability	48,406	4,452
Other liabilities	72,532	34,440

Total liabilities	$256,572	$171,575

Net position	$501,552	$543,878

Item 12. Description of Securities Other than Equity Securities

Not applicable.

Part II

Item 13. Defaults, Dividend Arrearages and Delinquencies

None

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

None

Item 15. Controls and Procedures

Disclosure controls and procedures

Disclosure controls and procedures are designed to ensure that information required to be disclosed by the Company in reports filed or submitted under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms. We carried out an evaluation under the supervision of our management, including our chief executive officer and chief financial officer, of the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2014. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control over Financial Reporting

The Management of Copa Holdings, S.A. (“the Company”) is responsible for establishing and maintaining effective internal control over financial reporting as defined in Rules 13a-15(f) under the Securities Exchange Act of 1934. The Company’s internal control over financial reporting is designed to provide reasonable assurance to the Company’s management and board of directors regarding the preparation and fair presentation of published financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

Management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2014. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control – Integrated Framework (1992). Based on this assessment, management believes that, as of December 31, 2014, the Company’s internal control over financial reporting is effective based on those criteria.

Changes in internal control over financial reporting

During fiscal year ended December 31, 2014 the Company implemented a new revenue system and initiated the phased implementation of an enterprise resource planning system (“ERP”). The revenue system went live company-wide on June 2014 and the ERP system went live on October 2014 for AeroRepublica. In 2015, the ERP system will go-live for Copa Airlines as the second phase of the project concludes.

Procedures were reviewed, documented and activities were put in place to ensure that internal controls over financial reporting (“ICOFR”) processes provide reasonable assurance throughout the new systems.

The effectiveness of our internal controls over financial reporting as of December 31, 2014 has been audited by Ernst & Young, the independent registered public accounting firm who also audited the Company’s consolidated financial statements. Ernst & Young’s attestation report on the effectiveness of the Company’s internal control over financial reporting is included herein.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The Board of Directors and Shareholders

COPA HOLDINGS, S.A.

We have audited Copa Holdings, S.A. and its subsidiaries’ internal control over financial reporting as of December 31, 2014, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission “(1992 framework)” (the COSO criteria). Copa Holdings, S.A. and its subsidiaries’ management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, Copa Holdings, S.A. and its subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2014, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated statements of financial position of Copa Holdings, S.A. and its subsidiaries as of December 31, 2014 and 2013 and the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2014 and our report dated April 30, 2015 expressed an unqualified opinion thereon.

/s/ Ernst & Young

April 30, 2015

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

Item 16C. Principal Accountant Fees and Services

The following table sets forth by category of service the total fees for services performed by our independent auditors Ernst & Young during the fiscal years ended December 31, 2014, 2013 and 2012:

	2014	2013	2012
Audit Fees	$886,800	$755,00	$672,000
Audit-Related Fees	—	—	—
Tax Fees	—	—	—
All Other Fees	—	—	—
Total	$886,800	$755,000	$672,000

Audit Fees

Audit fees for 2014, 2013 and 2012 included the audit of our annual financial statements and internal controls, the review of our quarterly reports.

Audit-Related Fees

There were no audit-related fees for 2014, 2013 and 2012.

Tax Fees

There were no tax fees for 2014, 2013 and 2012.

All Other Fees

Other fees for 2014, 2013 and 2012 included amounts paid for permitted consulting services performed by Ernst & Young and pre-approved by our audit committee.

Pre-Approval Policies and Procedures

Our audit committee approves all audit, audit-related services, tax services and other services provided by Ernst & Young. Any services provided by Ernst & Young that are not specifically included within the scope of the audit must be pre-approved by the audit committee in advance of any engagement. Pursuant to Rule 2-01 of Regulation S-X, audit committees are permitted to approve certain fees for audit-related services, tax services and other services pursuant to a de minimis exception prior to the completion of an audit engagement. In 2014, none of the fees paid to Ernst & Young were approved pursuant to the de minimis exception.

Item 16D. Exemptions from the Listing Standards for Audit Committees

None

Item 16E. Purchase of Equity Securities by the Issuer and Affiliated Purchasers

The following table provides information related to the share repurchase program executed by month:

Period	Total number of shares purchased	Average price paid per share	Total number of shares purchased as part of publicly announced program	Maximum number of shares that may be yet be purchased under the program

December 1-31	182,592	$101.84	182,592	2,274,440

Total	182,592	$101.84	182,592	2,274,440

A $250 million share repurchase program approved by the board of directors and announced during third quarter 2014 results.

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

Item 16H. Mine Safety Disclosure

None

PART III

Item 17. Financial Statements

See “Item 18. Financial Statements”

Item 18. Financial Statements

See our consolidated financial statements beginning on page F-1.

Item 19. Exhibits

3.1**	English translation of the Articles of Incorporation (Pacto Social) of the Registrant

10.1**†	Aircraft Lease Agreement, dated as of October 1, 1998, between First Security Bank and Compañía Panameña de Aviación, S.A., in respect of Boeing Model 737-71Q Aircraft, Serial No. 29047

10.1(2008)	Supplemental Agreement dated as of May 13, 2008 by and among Copa Holdings, S.A. Corporation de Inversiones Aereas, S.A. and Continental Airlines, Inc.

10.2**†	Letter Agreement dated as of November 6, 1998 amending Aircraft Lease Agreement, dated October 1, 1998, between First Security Bank and Compañía Panameña de Aviación, S.A., in respect of One Boeing Model 737-71Q Aircraft, Manufacturer’s Serial No. 29047

10.3**†	Aircraft Lease Amendment Agreement dated as of May 21, 2003 to Aircraft Lease Agreement, dated October 1, 1998, between First Security Bank and Compañía Panameña de Aviación, S.A., in respect of Boeing Model 737-71Q Aircraft, Serial No. 29047

10.4**†	Aircraft Lease Agreement, dated as of October 1, 1998, between First Security Bank and Compañía Panameña de Aviación, S.A., in respect of Boeing Model 737-71Q Aircraft, Serial No. 29048

10.5**†	Letter Agreement dated as of November 6, 1998 amending Aircraft Lease Agreement, dated as of October 1, 1998, between First Security Bank and Compañía Panameña de Aviación, S.A., in respect of Boeing Model 737-71Q Aircraft, Serial No. 29048

10.6**†	Aircraft Lease Amendment Agreement dated as of May 21, 2003 to Aircraft Lease Agreement, dated October 1, 1998, between First Security Bank and Compañía Panameña de Aviación, S.A., in respect of Boeing Model 737-71Q Aircraft, Serial No. 29048

10.7**†	Aircraft Lease Agreement, dated as of November 18, 1998, between Aviation Financial Services Inc. and Compañía Panameña de Aviación, S.A., Boeing Model 737-700 Aircraft, Serial No. 28607

10.8**†	Letter Agreement No. 1 dated as of November 18, 1998 to Aircraft Lease Agreement, dated November 18, 1998, between Aviation Financial Services Inc. and Compañía Panameña de Aviación, S.A., Boeing Model 737-700 Aircraft, Serial No. 28607

10.9**†	Letter Agreement No. 2 dated as of March 8, 1999 to Aircraft Lease Agreement, dated November 18, 1998, between Aviation Financial Services Inc. and Compañía Panameña de Aviación, S.A., Boeing Model 737-700 Aircraft, Serial No. 28607

10.10**†	Lease Extension and Amendment Agreement dated as of April 30, 2003, to Aircraft Lease Agreement, dated November 18, 1998, between Aviation Financial Services Inc. and Compañía Panameña de Aviación, S.A., Boeing Model 737-700 Aircraft, Serial No. 28607

10.11**†	Aircraft Lease Agreement, dated as of November 18, 1998, between Aviation Financial Services Inc. and Compañía Panameña de Aviación, S.A., Boeing Model 737-700 Aircraft, Serial No. 30049

10.12**†	Letter Agreement No. 1 dated as of November 18, 1998 to Aircraft Lease Agreement, dated November 18, 1998, between Aviation Financial Services Inc. and Compañía Panameña de Aviación, S.A., Boeing Model 737-700 Aircraft, Serial No. 30049

10.13**†	Letter Agreement No. 2 dated as of March 8, 1999 to Aircraft Lease Agreement, dated November 18, 1998, between Aviation Financial Services Inc. and Compañía Panameña de Aviación, S.A., Boeing Model 737-700 Aircraft, Serial No. 30049

10.14**†	Lease Extension and Amendment Agreement dated as of April 30, 2003, to Aircraft Lease Agreement, dated November 18, 1998, between Aviation Financial Services Inc. and Compañía Panameña de Aviación, S.A., Boeing Model 737-700 Aircraft, Serial No. 30049

10.15**†	Embraer 190LR Purchase Agreement DCT-006/2003 dated as of May 2003 between Embraer—Empresa Brasileira de Aeronáutica S.A. and Regional Aircraft Holdings Ltd.

10.16**†	Letter Agreement DCT-007/2003 between Embraer—Empresa Brasileira de Aeronáutica S.A. and Regional Aircraft Holdings Ltd., relating to Purchase Agreement DCT-006/2003

10.17**†	Letter Agreement DCT-008/2003 between Embraer—Empresa Brasileira de Aeronáutica S.A. and Regional Aircraft Holdings Ltd., relating to Purchase Agreement DCT-006/2003

10.18**	Aircraft General Terms Agreement, dated November 25, 1998, between The Boeing Company and Copa Holdings, S.A.

10.19**†	Purchase Agreement Number 2191, dated November 25, 1998, between The Boeing Company and Copa Holdings, S.A., Inc. relating to Boeing Model 737-7V3 & 737-8V3 Aircraft

10.20**†	Supplemental Agreement No. 1 dated as of June 29, 2001 to Purchase Agreement Number 2191 between The Boeing Company and Copa Holdings, S.A.

10.21**†	Supplemental Agreement No. 2 dated as of December 21, 2001 to Purchase Agreement Number 2191 between The Boeing Company and Copa Holdings, S.A.

10.22**†	Supplemental Agreement No. 3 dated as of June 14, 2002 to Purchase Agreement Number 2191 between The Boeing Company and Copa Holdings, S.A.

10.23**†	Supplemental Agreement No. 4 dated as of December 20, 2002 to Purchase Agreement Number 2191 between The Boeing Company and Copa Holdings, S.A.

10.24**†	Supplemental Agreement No. 5 dated as of October 31, 2003 to Purchase Agreement Number 2191 between The Boeing Company and Copa Holdings, S.A.

10.25**†	Supplemental Agreement No. 6 dated as of September 9, 2004 to Purchase Agreement Number 2191 between The Boeing Company and Copa Holdings, S.A.

10.26**†	Supplemental Agreement No. 7 dated as of December 9, 2004 to Purchase Agreement Number 2191 between The Boeing Company and Copa Holdings, S.A.

10.27**†	Supplemental Agreement No. 8 dated as of April 15, 2005 to Purchase Agreement Number 2191 between The Boeing Company and Copa Holdings, S.A.

10.28**†	Maintenance Cost per Hour Engine Service Agreement, dated March 5, 2003, between G.E. Engine Services, Inc. and Copa Holdings, S.A.

10.29**†	English translation of Aviation Fuel Supply Agreement, dated July 18, 2005, between Petróleos Delta, S.A. and Compañía Panameña de Aviación, S.A.

10.30**†	Form of Amended and Restated Alliance Agreement between Continental Airlines, Inc. and Compañía Panameña de Aviación, S.A.

10.31**	Form of Amended and Restated Services Agreement between Continental Airlines, Inc. and Compañía Panameña de Aviación, S.A.

10.32*	Form of Second Amended and Restated Shareholders’ Agreement among Copa Holdings, S.A., Corporación de Inversiones Aéreas, S.A. and Continental Airlines, Inc.

10.33**	Form of Guaranteed Loan Agreement

10.34*	Form of Amended and Restated Registration Rights Agreement among Copa Holdings, S.A., Corporación de Inversiones Aéreas, S.A. and Continental Airlines, Inc.

10.35**	Form of Copa Holdings, S.A. 2005 Stock Incentive Plan

10.36**	Form of Copa Holdings, S.A. Restricted Stock Award Agreement

10.37**	Form of Indemnification Agreement with the Registrant’s directors

10.38**	Form of Amended and Restated Trademark License Agreement between Continental Airlines, Inc. and Compañía Panameña de Aviación, S.A.

10.39*†	Embraer 190 Purchase Agreement COM 0028-06 dated February 2006 between Embraer—Empresa Brasileira de Aeronáutica S.A. and Copa Holdings, S.A. relating to Embraer 190LR aircraft

10.40*†	Letter Agreement COM 0029-06 to the Embraer Agreement dated February 2006 between Embraer—Empresa Brasileira de Aeronáutica S.A. and Copa Holdings, S.A. relating to Embraer 190LR aircraft

10.41(2006)†	Supplemental Agreement No. 9 dated as of March 16, 2006 to the Boeing Purchase Agreement Number 2191 dated November 25, 1998 between the Boeing Company and Copa Holdings, S.A.

10.42(2006)†	Supplemental Agreement No. 10 dated as of May 8, 2006 to the Boeing Purchase Agreement Number 2191 dated November 25, 1998 between the Boeing Company and Copa Holdings, S.A.

10.43(2006)†	Supplemental Agreement No. 11 dated as of August 30, 2006 to the Boeing Purchase Agreement Number 2191 dated November 25, 1998 between the Boeing Company and Copa Holdings, S.A.

10.44(2007)†	Supplemental Agreement No. 12 dated as of February 26, 2007 to the Boeing Purchase Agreement Number 2191 dated November 25, 1998 between the Boeing Company and Copa Holdings, S.A.

10.45(2007)†	Supplemental Agreement No. 13 dated as of April 23, 2007 to the Boeing Purchase Agreement Number 2191 dated November 25, 1998 between the Boeing Company and Copa Holdings, S.A.

10.46(2007)†	Supplemental Agreement No. 14 dated as of August 31, 2007 to the Boeing Purchase Agreement Number 2191 dated November 25, 1998 between the Boeing Company and Copa Holdings, S.A.

10.47(2008)†	Supplemental Agreement No. 15 dated as of February 21, 2008 to the Boeing Purchase Agreement Number 2191 dated November 25, 1998 between the Boeing Company and Copa Holdings, S.A.

10.48(2008)†	Supplemental Agreement No. 16 dated as of June 30, 2008 to the Boeing Purchase Agreement Number 2191 dated November 25, 1998 between the Boeing Company and Copa Holdings, S.A.

10.49(2008)†	Supplemental Agreement No. 17 dated as of December 15, 2008 to the Boeing Purchase Agreement Number 2191 dated November 25, 1998 between the Boeing Company and Copa Holdings, S.A.

10.50(2009)†	Supplemental Agreement No. 18 dated as of July 15, 2009 to the Boeing Purchase Agreement Number 2191 dated November 25, 1998 between the Boeing Company and Copa Holdings, S.A

10.51(2009)†	Supplemental Agreement No. 19 dated as of August 31, 2009 to the Boeing Purchase Agreement Number 2191 dated November 25, 1998 between the Boeing Company and Copa Holdings, S.A

10.52(2009)†	Supplemental Agreement No. 20 dated as of November 19, 2009 to the Boeing Purchase Agreement Number 2191 dated November 25, 1998 between the Boeing Company and Copa Holdings, S.A

10.53(2010)†	Supplemental Agreement No. 21 dated as of May 28, 2010 to the Boeing Purchase Agreement Number 2191 dated November 25, 1998 between the Boeing Company and Copa Holdings, S.A

10.54(2010)†	Supplemental Agreement No. 22 dated as of September 24, 2010 to the Boeing Purchase Agreement Number 2191 dated November 25, 1998 between the Boeing Company and Copa Holdings, S.A

10.55(2010)†	Supplemental Agreement No. 23 dated as of October, 2010 to the Boeing Purchase Agreement Number 2191 dated November 25, 1998 between the Boeing Company and Copa Holdings, S.A

10.56(2011)†	On Pointsm Solutions Rate per Engine Flight Hour Service Agreement dated as of May 22, 2011 between GE Engine Services, LLC., Copa Holdings, S.A., and Lease Management Services, LLC.

10.57(2012)†	On Pointsm Solutions Rate per Engine Flight Hour Service Agreement dated as of April 15, 2012 between GE Engine Services, LLC., Copa Holdings, S.A., and Lease Management Services, LLC.

12.1	Certification of the Chief Executive Officer, pursuant to Rules 13a-14 and 15d-14 under the Securities Exchange Act of 1934.

12.2	Certification of the Chief Financial Officer, pursuant to Rules 13a-14 and 15d-14 under the Securities Exchange Act of 1934.

13.1	Certification of Chief Executive Officer, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2	Certification of the Chief Financial Officer, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

21.1**	Subsidiaries of the Registrant

*	Previously filed with the SEC as an exhibit and incorporated by reference from our Registration Statement on Form F-1, filed June 15, 2006, File No. 333-135031.
**	Previously filed with the SEC as an exhibit and incorporated by reference from our Registration Statement on Form F-1, filed November 28, 2005, as amended on December 1, 2005 and December 13, 2005, File No. 333-129967.
2006	Previously filed with the SEC as an exhibit and incorporated by reference from our Annual Report on Form 20-F, filed June 30, 2006, File No. 001-06938776.
2007	Previously filed with the SEC as an exhibit and incorporated by reference from our Annual Report on Form 20-F, filed July 2, 2007, File No. 001-07956031.

2008	Previously filed with the SEC as an exhibit and incorporated by reference from our Annual Report on Form 20-F, filed May 9, 2008, File No. 001-08818238.
***	Previously filed with the SEC as an exhibit and incorporated by reference from our Registration Statement on Form F-3, filed May 13, 2008, File No. 333-150882
2009	Previously filed with the SEC as an exhibit and incorporated by reference from our Annual Report on Form 20-F, filed May 6, 2009, File No. 001-09801609.
2010	Previously filed with the SEC as an exhibit and incorporated by reference from our Annual Report on Form 20-F, filed March 16, 2010, File No. 001-10686910
2011	Previously filed with the SEC as an exhibit and incorporated by reference from our Annual Report on Form 20-F, filed May 17, 2011, as amended on December 22, 2011, File No. 001-111276555
2012	Previously filed with the SEC as an exhibit and incorporated by reference from our Annual Report on Form 20-F, filed April 16,2012, File No. 001-12762135
†	The Registrant was granted confidential treatment for portions of this exhibit.

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

COPA HOLDINGS, S.A.

By:	/s/ Pedro Heilbron
	Name:	Pedro Heilbron
	Title:	Chief Executive Officer

By:	/s/ Jose Montero
	Name:	Jose Montero
	Title:	Chief Financial Officer

Dated: April 30, 2015

Consolidated Financial Statements

Copa Holdings, S. A. and subsidiaries

Year ended December 31, 2014

with Report of Independent Registered Public Accounting Firm

Copa Holdings, S. A. and subsidiaries

(Continued)

Copa Holdings, S. A. and subsidiaries

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF COPA HOLDINGS, S. A.

We have audited the accompanying consolidated statements of financial position of Copa Holdings, S.A. and subsidiaries as of December 31, 2014 and 2013, and the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2014. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Copa Holdings, S.A. and subsidiaries at December 31, 2014 and 2013, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2014, in conformity with International Financial Reporting Standards, as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Copa Holdings, S.A. and subsidiaries’ internal control over financial reporting as of December 31, 2014, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission “(1992 framework)” and our report dated April 30, 2015 expressed an unqualified opinion thereon.

/s/ Ernst & Young

April 30, 2015

Panama City, Republic of Panama

Copa Holdings, S. A. and subsidiaries

Consolidated statement of financial position

As at 31 December

(In US$ thousands)

	Notes	2014	2013
ASSETS

Current assets
Cash and cash equivalents	7	$221,443	$139,110
Investments	8	545,160	992,579
Accounts receivable	9, 21	122,150	135,056
Expendable, parts and supplies	10	59,954	56,814
Prepaid expenses	11	56,793	54,811
Other currents assets	15	5,949	22,783

		1,011,449	1,401,153

Non - current assets
Investments	8	396,802	37,590
Property and equipment	12	2,505,336	2,348,514
Prepaid pension asset		13,784	12,276
Intangible assets	14	57,295	53,519
Deferred tax assets	20	17,235	7,453
Other non - current assets	15	88,973	92,259

		3,079,425	2,551,611

Total assets		$4,090,874	$3,952,764

LIABILITIES AND EQUITY

Current liabilities
Current maturities of long - term debt	16	$187,646	$156,329
Trade, other payable and financial liabilities	17, 21	241,438	114,565
Air traffic liability		408,012	578,439
Taxes and interest payable		31,538	76,636
Accrued expenses payable	18	81,291	67,732
Income tax payable		31,572	45,148

		981,497	1,038,849

Non - current liabilities

Long - term debt	16	928,964	913,507
Post employment benefits liability		11,262	9,320
Other long - term liability	19	57,747	51,223
Deferred tax liabilities	20	36,296	37,959

		1,034,269	1,012,009

Total liabilities		2,015,766	2,050,858

Equity	22

Issued Capital
Class A common stock - 33,420,977 (2013 - 33,407,876) share issued, 33,050,298 (2013 - 33,160.495) outstanding		20,859	22,626
Class B common stock - 10,938,125 (2013 - 10,938,125) share issued and outstanding, no par value		7,466	7,466
Additional paid in capital		53,486	47,031
Treasury Stock		(18,426)	—
Retained earnings		2,011,485	1,820,583
Accumulated other comprehensive income		238	4,200

Total equity		2,075,108	1,901,906

Commitments and contingencies	25	—	—

Total liabilities and equity		$4,090,874	$3,952,764

The accompanying notes are an integral part of these consolidated financial statements.

Copa Holdings, S. A. and subsidiaries

Consolidated statement of income

For the year ended 31 December

(In US$ thousands)

	Notes	2014	2013	2012
Operating revenue
Passenger revenue		$2,619,856	$2,519,650	$2,163,136
Cargo, mail and other		85,212	88,682	86,252

	6	2,705,068	2,608,332	2,249,388
Operating expenses
Aircraft fuel		820,694	783,092	725,763
Salaries and benefits		299,182	276,156	247,405
Passenger servicing		268,762	250,604	217,137
Commissions		99,115	103,685	89,378
Reservations and sales		93,766	99,822	84,992
Maintenance, material and repairs		101,421	92,993	92,166
Aircraft rentals	13	112,082	90,233	72,468
Flight operations		132,156	121,903	104,993
Depreciation, amortization and impairment	12,14	115,147	137,412	89,217
Landing fees and other rentals	13	53,746	50,288	46,233
Other		87,910	84,590	77,101

		2,183,981	2,090,778	1,846,853

Operating income		521,087	517,554	402,535

Non - operating expense (income)
Finance cost	16	29,529	30,180	32,795
Finance income	16	(18,066)	(12,636)	(11,689)
Exchange rate difference, net		6,543	24,303	9,925
Mark to market fuel derivate expense (income)		117,950	(5,241)	9,949
Other income		(21,018)	(10,958)	(4,932)
Other expense		7,841	3,336	144

		122,779	28,984	36,192

Income before taxes		398,308	488,570	366,343

Income tax expense	20	36,639	61,099	39,867

Net income		$361,669	$427,471	$326,476

Earnings per share	24

Basic and diluted		$8.15	$9.63	$7.35

The accompanying notes are an integral part of these consolidated financial statements.

Copa Holdings, S. A. and subsidiaries

Consolidated statement of comprehensive income

For the year ended 31 December

(In US$ thousands)

	2014	2013	2012
Net income	$361,669	$427,471	$326,476

Other comprehensive income
Other comprehensive income to be reclassified to profit or loss in subsequent periods -
Net change in fair value of derivative instrument	2,034	1,931	1,292
Exchange effect on intercompany long term balance	3,492	1,375	(1,516)
Foreign currency translation income (expense)	(9,442)	(6,617)	6,184

	(3,916)	(3,311)	5,960
Other comprehensive income not to be reclassified to profit or loss in subsequent periods -
Remeasurement loss, net of amortization	(46)	(58)	—

	(46)	(58)	—

Other comprehensive (loss) income for the year, net of tax	(3,962)	(3,369)	5,960

Total comprehensive income for the year	$357,707	$424,102	$332,436

The accompanying notes are an integral part of these consolidated financial statements.

Copa Holdings, S. A. and subsidiaries

Consolidated statement of changes in equity

For the year ended 31 December

(In US$ thousands)

									Accumulated
		Common stock				Additional			other
		(Non - par value)		Issued Capital		paid in	Treasury	Retained	comprehensive	Total
	Notes	Class A	Class B	Class A	Class B	capital	Stock	Earnings	income (loss)	equity
At December 31, 2011		32,957,763	10,938,125	$22,495	$7,466	$33,567	$—	$1,324,394	$1,609	$1,389,531
Net income		—	—	—	—	—	—	326,476	—	326,476
Total comprehensive income		—	—	—	—	—	—		5,960	5,960
Issuance of stock for employee awards		140,582	—	96	—	(96)	—	—	—	—
Share - based compensation expense	23	—	—	—	—	7,014	—	—	—	7,014
Other		—	—	—	—	175	—	—	—	175
Dividends paid	22	—	—	—	—	—	—	(192,612)	—	(192,612)

At December 31, 2012		33,098,345	10,938,125	$22,591	$7,466	$40,660	$—	$1,458,258	$7,569	$1,536,544
Net income		—	—	—	—	—	—	427,471	—	427,471
Total comprehensive income		—	—	—	—	—	—	—	(3,369)	(3,369)
Issuance of stock for employee awards		62,150	—	35	—	(35)	—	—	—	—
Share - based compensation expense	23	—	—	—	—	5,967	—	—	—	5,967
Other		—	—	—	—	439	—	—	—	439
Dividends paid	22	—	—	—	—	—	—	(65,146)	—	(65,146)

At December 31, 2013		33,160,495	10,938,125	$22,626	$7,466	$47,031	$—	$1,820,583	$4,200	$1,901,906
Net income		—	—	—	—	—	—	361,669	—	361,669
Total comprehensive income		—	—	—	—	—	—	—	(3,962)	(3,962)
Issuance of stock for employee awards		72,395	—	(1,767)	—	1,767	—	—	—	—
Share - based compensation expense	23	—	—	—	—	4,688	—	—	—	4,688
Repurchase of treasury shares		(182,592)	—	—	—	—	(18,426)	—	—	(18,426)
Dividends paid	22	—	—	—	—	—	—	(170,767)	—	(170,767)

At December 31, 2014		33,050,298	10,938,125	$20,859	$7,466	$53,486	$(18,426)	$2,011,485	$238	$2,075,108

The accompanying notes are an integral part of these consolidated financial statements.

Copa Holdings, S. A. and subsidiaries

Consolidated statement of cash flows

For the year ended 31 December

(In US$ thousands)

	Notes	2014	2013	2012
Operating activities

Net income		$361,669	$427,471	$326,476

Adjustments for -
Income tax expense		36,639	61,099	39,867
Finance cost	16	29,529	30,180	32,795
Finance income	16	(18,066)	(12,636)	(11,689)
Depreciation, amortization and impairment	12,14	115,147	136,522	89,217
Gain on sale of property and equipment	13	(415)	(3,685)	(68)
Disposal of property and equipment	12	8,961	16,514	348
Provision for account receivable impairment	9	1,851	4,560	6,829
Allowance for obsolescence of expendable parts and supplies	10	344	62	43
Derivate instruments mark to market		117,950	(3,661)	10,614
Stock compensation	23	4,688	5,967	7,014
Amortization and impairment of brand name		—	890	970
Currency translation adjustment		—	6,863	(4,185)
Change in -
Accounts receivable	9	9,758	(174)	261
Accounts receivable from related parties	9	1,296	(1,917)	(425)
Other current assets		(5,354)	(8,169)	(25,474)
Restricted cash	8	(52,425)	855	4,889
Other assets		1,152	(1,160)	5,717
Account payable	17	30,366	(13,212)	12,133
Account payable from related parties	17	(7,734)	(5,974)	(1,819)
Air traffic liability		(170,427)	195,630	85,672
Other liability		(35,254)	57,672	22,490

Cash from operating activities		429,675	893,697	601,675
Income tax paid		(37,869)	(44,846)	(39,653)
Interest paid		(27,953)	(30,579)	(28,946)
Interest received		21,039	11,993	4,950

Net cash from operating activities		383,561	830,265	538,026

Investing activities
Acquisition of investments		(464,384)	(989,674)	(399,733)
Proceeds from redemption of investments		605,017	603,105	117,568
Advance payments on aircraft purchase contracts	12	(204,084)	(191,025)	(194,886)
Reimbursement of advance payments on aircraft purchase contracts	12	210,454	102,366	—
Acquisition of property and equipment	12	(280,307)	(94,177)	(177,554)
Proceeds from sale of property and equipment	12	415	3,685	—
Acquisition of intangible assets	14	(19,964)	—	—

Net cash used in investing activities		(152,853)	(565,720)	(654,605)

Financing activities
Proceeds for new borrowings		194,000	9,249	287,490
Payments on loans, borrowings and finance leases		(147,227)	(146,268)	(149,353)
Paid - in capital	23	—	447	176
Dividends paid	22	(170,767)	(64,696)	(192,612)
Repurchase of treasury shares	22	(18,426)	—	—

Net cash used in financing activities		(142,420)	(201,268)	(54,299)

Net increase (decrease) in cash and cash equivalents		88,288	63,277	(170,878)

Cash and cash equivalent at January 1		139,110	76,094	243,801
Effect of exchange rate change on cash		(7,286)	(261)	3,171

Cash and cash equivalent at December 31		$221,443	$139,110	$76,094

The accompanying notes are an integral part of these consolidated financial statements.

COPA HOLDINGS, S. A. AND SUBSIDIARIES

Notes to the consolidated financial statements

1.	Corporate information

Copa Holdings, S. A. (“the Company”) was incorporated according to the laws of the Republic of Panama in May 6, 1988 with an indefinite duration. The Company is a public company, which is listed in the New York Stock Exchange (NYSE) under the symbol CPA since December 14, 2005. The address of this registered office is at Boulevard Costa del Este, Avenida Principal y Avenida de la Rotonda, Urbanización Costa del Este, Complejo Business Park, Torre Norte, Parque Lefevre, Panama City, Republic of Panama.

These consolidated financial statements comprise the Company and its subsidiaries: Compañía Panameña de Aviación, S. A. (“Copa Airlines”), Oval Financial Leasing, Ltd. (“OVAL”), AeroRepública, S. A. (“Copa Colombia”):

•	Copa Airlines: the Company’s core operation is incorporated according to the laws of the Republic of Panama and provides international air transportation for passengers, cargo and mail, operating from its Panama City hub in the Republic of Panama.

•	Copa Colombia: is a colombian air carrier, which is incorporated according to the laws of the Republic of Colombia and provides domestic and international air transportation for passengers, cargo and mail with a point-to-point route network.

•	OVAL: is incorporated according to the laws of the British Virgin Islands, and controls the special purpose entities that have a beneficial interest in the majority of our fleet, which are all leased to either Copa Airlines or Copa Colombia.

The Company currently offers approximately 355 daily scheduled flights among 69 destinations in 30 countries in North, Central and South America and the Caribbean, mainly from its Panama City Hub. Additionally, the Company provides passengers with access to flights to more than 170 other international destinations through codeshare agreements with United and Star Alliance partners, where is member since June 2012.

The Company has a broad commercial alliance with United Continental Holdings, Inc (“United”), which includes joint marketing, code-sharing arrangements, participation in United’s Mileage Plus frequent flyer loyalty program and access to United’s VIP lounge program, United Club, along with other benefits such as improved purchasing power in negotiations with service providers, aircraft vendors and insurers. Copa Airlines’ passengers who are members of the frequent flyer program can earn Mileage Plus miles on all flights operated by Star Alliance partners, and are eligible to redeem their Mileage Plus miles for free reward tickets to any of Star Alliance’s 1,321 global destinations.

As of December 31, 2014, the Company operates a fleet of 98 aircraft with an average age of 6.19 years; consisting of 72 Boeing 737-Next Generation aircraft and 26 Embraer E190 aircraft

The consolidated financial statements have been authorized by the CEO and the CFO of the company for issue on April 30, 2015.

2.	Basis of preparation

Statement of compliance

The Company’s consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

F-7	(Continued)

COPA HOLDINGS, S. A. AND SUBSIDIARIES

Notes to the consolidated financial statements

As used in these Notes to consolidated financial statements, the terms “the Company”, “we”, “us”, “our” and similar terms refer to Copa Holdings, S. A. and, unless the context indicates otherwise, its consolidated subsidiaries.

Basis of measurement

The consolidated financial statements have been prepared on a historical cost basis, except for certain assets and liabilities, which are measured at fair value, as set out in the specific accounting policy for such assets and liabilities.

Functional and presentation currency

These consolidated financial statements are presented in United States dollars (U.S. Dollar, “$”), which is the Company’s functional currency, and it’s the legal tender of the Republic of Panama. The Republic of Panama does not issue its own paper currency; instead, U.S. Dollar is used as legal currency.

All values are rounded to the nearest thousand U.S. Dollar $000, except when otherwise indicated.

3.	Significant accounting policies

(a)	Basis of consolidation

These consolidated financial statements comprise the financial statements of the Company and its subsidiaries. Control is achieved when the Company is exposed, or has right, to variable return from its involvement with the investee and has the ability to affect those returns through its power over the investee. Specifically, the group controls the investee, when it has:

•	Power over the investee

•	Exposure, or rights, to variable returns from its involvement with the investee, and

•	The ability to use its power over the investee to affect its returns

The Company re-assesses whether or not it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control. Consolidation of a subsidiary begins when the Company obtains control over the subsidiary and ceases when the Company loses control of the subsidiary.

The financial statements of the subsidiaries are prepared for the same reporting period as the parent company, using consistent accounting policies. All intercompany balances, transactions and dividends are eliminated in full. The following are the significant subsidiaries included within these financial statements:

		Ownership
	Country of	interest
Name	Incorporation	2014	2013
Copa Airlines	Panama	99%	99%
Copa Colombia	Colombia	99%	99%
Oval	British Virgin Islands	100%	100%

COPA HOLDINGS, S. A. AND SUBSIDIARIES

Notes to the consolidated financial statements

(b)	Current versus non-current classification

The Company presents assets and liabilities in the statement of financial position based on current/non-current classification. An asset is current when it is:

•	Expected to be realized or intended to be sold or consumed in normal operating cycle

•	Expected to be realized within twelve months after the reporting period, or

•	Cash or cash equivalent, unless restricted

All other assets are classified as non-current.

A liability is current when:

•	It is expected to be settled in normal operating cycle

•	It is due to be settled within twelve months after the reporting period, or

•	There is no unconditional right to defer the settlement of the liability for at least twelve months after the reporting period.

The Company classifies all other liabilities as non-current.

Deferred tax assets and liabilities are classified as non-current assets and liabilities.

(c)	Foreign currencies

The Company´s consolidated financial statements are presented in U.S. Dollars, which is also the company’s functional currency. For each entity the Company determines the functional currency and items included in the financial statements of each entity are measured using that functional currency.

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

Group companies

The financial statements of Copa Colombia, are measured in Colombian Pesos, the functional currency of the subsidiary, and are translated to U.S. Dollars as follows: for assets and liabilities at the exchange rate prevailing at the reporting date and for the statements of income and comprehensive income at the average exchange rate for each month to the extent the exchange rate does not fluctuate significantly. The exchange differences arising on translation for consolidation are recognized in the consolidated statement of comprehensive income.

COPA HOLDINGS, S. A. AND SUBSIDIARIES

Notes to the consolidated financial statements

Any goodwill arising on the acquisition of a foreign operation is treated as an asset of the foreign operation and translated at the closing exchange rate.

(d)	Revenue recognition

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

Passenger revenue

Passenger revenue is recognized when transportation is provided rather than when a ticket is sold. The amount of passenger ticket sales, not yet recognized as revenue, is reflected as “Air traffic liability” in the consolidated statement of financial position. The Company performs monthly evaluations of this liability recognizing in sales of current month, a provision of unredeemed sales revenue calculated based on a regression analysis of historical ticket by ticket unredeemed data. A year after the sale was made, all unredeemed sales are transferred from “Air Traffic liability” and recognized as revenue and the provision is reversed.

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

Cargo and courier services

Cargo and courier services are recognized when the Company provides and completes the shipping services as requested by client.

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

COPA HOLDINGS, S. A. AND SUBSIDIARIES

Notes to the consolidated financial statements

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

(e)	Cash and cash equivalents

Cash and cash equivalents in the statement of financial position, comprise cash at banks and on hands, money market accounts and time deposits with original maturities of three months or less when purchased.

For the purpose of the consolidated statement of cash flows, cash and cash equivalents consist of cash net of outstanding bank overdraft, if any. The Company has determined using the indirect method for preparing the statement of cash flows.

Cash and cash equivalents which maybe not freely remissible to the holding company because of currency exchange restrictions are classified as investment in the statement of financial position.

(f)	Financial instruments

A financial instrument is any contract that gives rise to a financial asset of one entity and a financial liability or equity instrument of another entity.

The Company’s financial assets include cash and cash equivalents, short and long term investments and account receivables.

(i)	Initial recognition and derecognition

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

A financial asset is derecognized when:

•	The rights to receive cash flows from the asset have expired, or

•	The Company has transferred its rights to receive cash flows from the asset or has assumed an obligation to pay the received cash flows in full without material delay to a third party under a “pass-through” arrangement, and either (a) the Company has transferred substantially all the risk and rewards of the asset, or (b) the Company has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

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

(ii)	Measurement

The subsequent measurement of financial assets depends on their classification as describe below (See also Note 4, Fair value measurement for financial assets):

•	Held to maturity investments

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

Amortized cost is calculated by taking into account any discount or premium on acquisition and fees or costs that are an integral part of the EIR. The EIR amortization is included in finance income in the consolidated statement of income. Restricted cash and cash equivalent is classified within short-term and long-term investments and is held as collateral for letters of credit or corresponds to balances not available for use due to exchange control restrictions.

•	Receivables

Accounts receivable are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. These financial instruments, which generally have 30 days terms, are initially recognized and carried at original invoice amount since recognition of interest under the amortized cost would be immaterial, less a provision for impairment. The losses arising from impairment are recognized in the consolidated statement of income in “Other operating expenses”.

The Company records its best estimate of provision for impairment of receivables, on the basis of various factors, including: varying customer classifications, agreed upon credit terms, and the age of the individual debt.

(iii)	Offsetting financial instruments

Financial assets and liabilities are offset and the net amount reported in the balance sheet when there is a legally enforceable right to offset the recognised amounts and there is an intention to settle on a net basis or realise the asset and settle the liability simultaneously. The legally enforceable right must not be contingent on future events and must be enforceable in the normal course of business and in the event of default, insolvency or bankruptcy of the company or the counterparty.

COPA HOLDINGS, S. A. AND SUBSIDIARIES

Notes to the consolidated financial statements

Non derivate financial liabilities

(i)	Initial recognition and derecognition

The Company’s financial liabilities include trade and other payables and loans and borrowings.

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

(ii)	Measurement

The measurement of financial liabilities depends on their classification as described below:

•	Debt

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

•	Other financial liabilities

Other financial liabilities are initially recognized at fair value, including directly attributable transaction costs. Subsequent to initial recognition, they are measured at amortized cost using the effective interest rate method.

Gain and losses are recognized in the consolidated statement of income when the liabilities are derecognized as well as through the amortization process.

Derivate financial instruments and hedging activities

Derivatives instruments are initially recognized at fair value on the date on which a derivative contract is entered into and are subsequently remeasured at their fair value.

COPA HOLDINGS, S. A. AND SUBSIDIARIES

Notes to the consolidated financial statements

Derivatives are carried as financial assets when the fair value results in a right to the Company and as financial liabilities when the fair value results in an obligation. The accounting for changes in value depends on whether the derivative is designated as a hedging instrument, and if so, the classification of the hedge.

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

The fair values of various derivative instruments used for hedging purposes are shown in Note 26.6.

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

(g)	Impairment

Impairment of financial assets

The Company assesses at the end of each reporting date, whether there is objective evidence that a financial asset or group of financial assets is impaired. An impairment exists if one or more events that has occurred since the initial recognition of the asset (an incurred “loss event”) has an impact on the estimated future cash flows of the financial asset or group of financial assets that can be reliably estimated. Evidence of impairment may include indicators that the debtors or the group of debtors are experiencing financial difficulty, default or delinquency in interest or principal payments; the probability that they will enter bankruptcy or other financial reorganization and observable data indicating that there is a measurable decrease in the estimated future cash flows.

COPA HOLDINGS, S. A. AND SUBSIDIARIES

Notes to the consolidated financial statements

(i)	Impairment of financial assets carried at amortized cost

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

The amount of any impairment loss identified is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows (excluding future expected credit losses that have not yet been incurred). The present value of the estimated future cash flows is discounted at the financial asset’s original effective interest rate.

The carrying amount of the asset is reduced and the loss is recorded in the consolidated statement of income.

Impairment of non – financial assets

The Company assesses at each reporting date whether there is an indication that an asset or its cash - generating unit (CGU) may be impaired. If any such indication exists, or when annual impairment testing for an asset is required, the Company estimates the assets or CGU’s recoverable amount. The recoverable amount is the higher of an asset’s or its cash-generating unit’s fair value less costs to sell and its value in use. Recoverable amount is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or group of assets. When the carrying amount of an asset or CGU exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount.

In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted.

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

COPA HOLDINGS, S. A. AND SUBSIDIARIES

Notes to the consolidated financial statements

(h)	Expendable parts and supplies

Expendable parts and supplies for flight equipment are carried at the lower of the average acquisition cost or replacement cost, and are expensed when used in operations. The replacement cost is the estimated purchase price in the normal course of business.

(i)	Passenger traffic commissions

Passenger traffic commissions are recognized as expense when transportation is provided and the related revenue is recognized. Passenger traffic commissions paid but not yet recognized as expense are included in “Prepaid expenses” in the accompanying consolidated statement of financial position.

(j)	Maintenance deposit

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

An impairment loss is recognized in the income statement when the amount paid plus future estimated payments under the agreement, exceed the future expected benefits.

(k)	Property and equipment

Property and equipment comprise mainly airframe, engines and other related flight equipments. All property and equipment are stated at cost, net of accumulated depreciation and accumulated impairment losses, if any. Under IAS 16 “Property, Plant and Equipment”, major maintenance events, including major engine overhauls, are treated as a separate asset component with the cost capitalized and depreciated over the period to the next major event. All other replacement spares and costs relating to maintenance of fleet assets are charged to the consolidated statement of income on consumption or as incurred.

Depreciation is calculated on a straight-line basis over the estimated useful lives of the assets and considering residual value as follows:

Property and equipment	Estimate useful life (years)	Residual Value
Airframe and engines	30	15%
Aircraft components (rotable parts)	30	15%
Ground equipment	10	—
Furniture, fixture, equipment and other	5-10	—
Major maintenance events	1-8	—
Leasehold improvements	lesser of remaining lease term or useful life	—

COPA HOLDINGS, S. A. AND SUBSIDIARIES

Notes to the consolidated financial statements

An item of property and equipment and any significant part initially recognized is derecognized upon disposal or when no future economic benefits are expected from its use or disposal. Any gain or loss arising on derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in the income statement when the asset is derecognized.

The costs of major maintenance events for owned and leased aircraft (including operating leases) are capitalized and depreciated over the shorter of the scheduled usage period to the next major inspection event or the remaining life of the aircraft or lease term (as appropriate).

The residual values, useful lives and methods of depreciation of property and equipment are reviewed at each financial year end and adjusted prospectively, if appropriate.

The land of the company is recognized at cost less any loss accumulated deterioration.

(l)	Leases

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

Company as a lessee

(i)	Operating leases

Leases where lessor effectively retains substantially all the risks and benefits of ownership of the leased item, are classified as operating leases.

Operating lease payments are recognized as an expense in the consolidated statement of income on a straight-line basis over the lease term except where another systematic basis is more representative of the time pattern in which economic benefits from the leased asset are consumed.

COPA HOLDINGS, S. A. AND SUBSIDIARIES

Notes to the consolidated financial statements

(ii)	Financial leases

Leases where lessor substantially transfers all the risks and benefits of ownership of the leased item, are classified as financial leases.

The leased assets are measured initially at an amount equal to the lower of their fair value and the present value of the minimum lease payments. Minimum lease payments made under financial leases are apportioned between the finance expense and the reduction of the outstanding liability. The finance expense is allocated to each period during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability.

Sale and leaseback transactions

The Company enters into transactions whereby aircraft are sold and subsequently lease back.

If a sale and leaseback transaction results in an operating lease, and it is clear that the transaction is established at fair value, any profit or loss should be recognized immediately. If the sale price is below fair value any profit shall be recognized immediately. If the transaction is not at fair value, any resulting loss that is compensated for by future lease payments at below market is deferred and amortized over the lease term. The Company has not entered into sale and leaseback transactions that resulted in finance leases.

(m)	Intangible assets

Goodwill

Goodwill is initially measured at cost, being the excess of the aggregate of the consideration transferred over the net identifiable assets acquired and liabilities assumed of the acquired subsidiary at the date of acquisition.

After initial recognition, goodwill is measured at cost less any accumulated impairment losses. For the purpose of impairment testing, goodwill acquired in a business combination is, from the acquisition date, allocated to each of the Company’s cash-generating units (CGU) or Group of CGU’s that are expected to benefit from the combination, irrespective of whether other assets or liabilities of the acquire are assigned to those units. When the recoverable amount of the CGU is less than its carrying amount, an impairment loss is recognized. Impairment losses relating to goodwill cannot be reversed in future periods.

The Company has evaluated that the goodwill contributes to the cash flows of two CGUs. Goodwill cannot be allocated on a non-arbitrary basis to individual CGUs, but only to Group CGUs.

Aero Republica, comprising two CGUs, to which the goodwill relates out cannot be allocated, is the lowest level at which the Goodwill is monitored by management.

Other intangible assets

Intangible assets acquired separately are measured on initial recognition at cost. The cost of intangible assets acquired in a business combination is their fair value at the date of acquisition. Following initial recognition, intangible assets are carried at cost less any accumulated

COPA HOLDINGS, S. A. AND SUBSIDIARIES

Notes to the consolidated financial statements

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

A summary of the Company’s intangible assets and the policies applied is:

•	Licenses and software rights

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

Computer software development costs recognized as assets are amortized using the straight-line method over their estimated useful lives that are ranged between 3 and 5 years.

Licenses and software rights acquired by the Company have finite useful lives and are amortized on a straight-line basis over the term of the contract and the amortization is recognized in the consolidated statement of income.

•	Brand name and routes

Routes rights had an indefinite useful life until 2012 and were carried at cost, less any accumulated impairment.

COPA HOLDINGS, S. A. AND SUBSIDIARIES

Notes to the consolidated financial statements

(n)	Taxes

Income tax expense

Income tax expense comprises current and deferred tax. It is recognized in profit or loss except the items recognized directly in equity or in OCI.

Current income tax

The Company pay taxes in the Republic of Panama and in other countries in which it operate, based on regulations in effect in each respective country

The revenues come principally from foreign operations, and according to the Panamanian Fiscal Code these foreign operations are not subject to income tax in Panama.

The Panamanian tax code for the airline industry states that tax is based on net income earned for traffic whose origin or final destination is the Republic of Panama. The applicable tax rate is currently 25.0%. Dividends from the panamanian subsidiaries, including Copa, are separately subject to a 10% percent withholding tax on the portion attributable to panamanian sourced income and a 5% withholding tax on the portion attributable to foreign sourced income. Additionally, a 7% value added tax is levied on tickets issued in Panama for travel commencing in Panama and going abroad, irrespective of where such tickets were ordered.

The Company also is subject to local tax regulations in each of the other jurisdictions where it operate, the great majority of which are related to the taxation of the income.

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

(o)	Borrowing costs

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

(p)	Provisions

Provisions for costs, including restitution, restructuring and legal claims and assessments are recognized when:

•	The Company has a present legal or constructive obligation as a result of past events;

•	It is probable than not that an outflow of resources embodying economic benefits will be required to settle the obligation; and

•	The amount of obligation can be reliably estimated.

COPA HOLDINGS, S. A. AND SUBSIDIARIES

Notes to the consolidated financial statements

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

(q)	Share-based payments

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

4.	Significant accounting judgments, estimates and assumption

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

•	Leases

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

•	Impairment of non-financial assets

Impairment exists when the carrying value of an asset or cash generating unit (CGU) exceeds its recoverable amount, which is the higher of its fair value less costs to sell and its value in use. The fair value less costs to sell calculation is based on available data from binding sales transactions, conducted at arm’s length, for similar assets or observable market prices less incremental costs for disposing of the asset. The value in use calculation is based on a discounted cash flow model. The cash flows are derived from the budget for the next five years and do not include restructuring activities that the Company is not yet committed to or significant future investments that will enhance the asset’s performance of the CGU being tested. The recoverable amount is most sensitive to the discount rate used for the discounted cash flow model as well as the expected future cash-inflows and the growth rate used for extrapolation purposes. See Note 14.

•	Property and equipment

The Company’s management has determined that the salvage value of the airframe, engines and components (rotable parts) owned is 15% of the cost of the asset, so the depreciation of flight equipment is made accordingly. Annually, management reviews the useful life and salvage value of each of these assets.

•	Maintenance provision

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

•	Share-based payments

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

•	Revenue recognition – expired tickets

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

COPA HOLDINGS, S. A. AND SUBSIDIARIES

Notes to the consolidated financial statements

•	Taxes

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

•	Fair value measurement

The Company measures financial instruments such as derivatives at fair value at each balance sheet date. Also, fair values of financial instruments measured at amortized cost are disclosed in Note 26.6.

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

The fair value measurement is based on the presumption that the transaction to sell the asset or transfer the liability takes place either:

•	In the principal market for the asset or liability, or

•	In the absence of a principal market, in the most advantageous market for the asset of liability

The principal or the most advantageous market must be accessible by the Company.

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

All assets and liabilities for which fair value is measured or disclosed in the financial statements are categorized within the fair value hierarchy, described as follows, based on the lowest level input that is significant to the fair value measurement as a whole (See Note 26.6 for further disclosures):

i)	Level 1 – Quoted (unadjusted) market prices in active markets for identical assets or liabilities.

ii)	Level 2 – Valuation techniques for which the lowest level input that is significant to the fair value measurement is directly or indirectly observable

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

5.	New standards and interpretations not yet adopted

The standards and interpretations that are issued, but not yet effective, up to date of issuance of the Company’s financial statements are disclosed below. The Company intends to adopt these standards, if applicable, when they become effective.

IFRS 9 Financial Instruments

The new standard includes revised guidance on the classification and measurement of financial assets, including impairment and supplements the new hedge accounting principles published in 2013. IFRS 9, contains three principal classification categories for financial asset measured at: amortized cost, fair value through other comprehensive income (FVOCI) and fair value through profit or loss (FVTPL). Otherwise, the new standard retains almost all of the existing requirements in IAS 39 for financial liabilities

The new standard takes effect in January 2018. The Company will quantify the effect of this application.

Amendment to IFRS 11 Accounting for Acquisitions of Interests in Joint Operations

The amendment requires business combination accounting to be applied to acquisitions of interests in joint operation that constitutes a business. These Amendments takes effect in January 2016, and are not expected to be relevant to the Company.

IFRS 15 Revenue from contracts with customers

The new standard provides a framework that replaces existing revenue recognition guidance in IFRS. Entities will apply a five-step model to determine when to recognize revenue, and at what amount.

The model specifies that revenue should be recognized when (or as) an entity transfers control of goods or services to a customer at the amount to which the entity expects to be entitled. Depending on whether certain criteria are met, revenue is recognized:

•	over time, in a manner that depicts the entity’s performance; or

•	at a point in time, when control of the goods or services is transferred to the customer.

The new standard takes effect in January 2017. The Company will quantify the effect of this application.

Amendments to IAS 16 and 38 Clarification of Acceptable Methods of Depreciation and Amortization

Amendment introducing a new judgmental threshold designed to severely restrict use of revenue-based amortization for intangible assets and depreciation of tangible. These Amendments takes effect in January 2016, and are not expected to be relevant to the Company.

Amendments to IAS 27 Equity method in separate financial statements

The amendments allow the use of the equity method in separate financial statements, and apply to the accounting not only for associates and joint ventures, but also for subsidiaries. The amendments apply retrospectively for annual periods beginning on or after 1 January 2016 and are not expected to be relevant for the consolidated financial statements of the Company.

COPA HOLDINGS, S. A. AND SUBSIDIARIES

Notes to the consolidated financial statements

Amendments to IFRS 10 and IAS 28 Investment Entities: Applying the Consolidation Exception

The main change of this modification is that the total gains or losses are recognized when a transaction involves a business (whether located in a subsidiary or not). A gain or partial loss is recognized when a transaction involves assets that are not constituted as a business, even if they are located in a subsidiary.

The amendments apply retrospectively for annual periods beginning on or after 1 January 2016. Early adoption is permitted and are not expected to be relevant for the consolidated financial statements of the Company.

Amendment to IAS 1, Presentation of financial statements: on the disclosure initiative

These amendments are as part of the IASB initiative to improve presentation and disclosure in financial reports. Effective for annual periods beginning on or after 1 January 2016. The amendments address additional subtotals in the statement of financial position or the statement of income and other comprehensive income. The amendments provide guidance on what additional subtotals are acceptable and how they are presented. The company is evaluating the effect of this application.

6.	Segment reporting

The Company’s business activities are conducted as one operating segment – Air transportation, the reporting reults for which are regurlarly reviewed by management for purposes of analyzing its performance and making decisions about resource allocations. Information concerning operating revenue by principal geographic area for the period ended December 31 is as follows (in millions):

	2014	2013	2012
North America	$554.6	$468.1	$375.4
Central America and Caribbean	284.7	271.2	240.6
Colombia	267.2	291.0	299.4
Brazil	395.6	357.0	327.4
Venezuela	281.5	396.4	257.3
Others South America	546.8	535.2	483.3
Panama	374.7	289.4	265.9

	$2,705.1	$2,608.3	$2,249.3

We attribute revenue among the geographical areas based upon point of sales. Our tangible assets and capital expenditures consist primarily of flight and related ground support equipment, which is mobile across geographic markets and, therefore, has not been allocated.

COPA HOLDINGS, S. A. AND SUBSIDIARIES

Notes to the consolidated financial statements

7.	Cash and cash equivalents

Cash and cash equivalents include $26.1 million in Venezuela, which the Company expects to use over the next three months as part of the normal operations in that country.

	2014	2013
Checking and saving accounts	$174,989	$96,770
Time deposits of no more than ninety days	14,007	14
Overnight deposits	32,126	41,630
Cash on hand	321	696

	$221,443	$139,110

At December 31, 2014 and 2013, cash and cash equivalents of the company, are free of restriction or charges that could limit availability.

During the year ended at 2014, time deposits earned interest based on rates determined by the banks in which the instruments are held. The use of the time deposits depends on the cash requirements of the Company and bear interest rates ranging between 0.20% and 3.75% for US dollar investments (0.27% and 3.75% as, 2013).

8.	Investments

	2014	2013
Short-term -
Time deposits between 90 and 365 days	$357,000	$513,523
Restricted cash and investments	188,160	479,056

	$545,160	$992,579

Long term -
Time deposits of more than 365 days	$73,282	$37,000
Restricted cash	323,520	590

	$396,802	$37,590

During the year ended at 2014, time deposits earned interest based on rates determined by the banks in which the instruments are held. The use of the time deposits depends on the cash requirements of the Company and bear interest rates ranging between 0.20% and 3.75% for US dollar investments (0.27% and 3.75% during, 2013). and between 0.50% and 13.00% for Venezuelan Bolivar investments, (0.50% and 3.50% during, 2013).

At December 31, 2014 restricted cash of $511,680 are not available for use by the Company, included $458,666 due to exchange controls in Venezuela ($479,056, among others as of December 31, 2013) and $52,425 in margin calls to secure derivative financial instruments transactions (See Note 26.1).

COPA HOLDINGS, S. A. AND SUBSIDIARIES

Notes to the consolidated financial statements

9.	Accounts receivable

	2014	2013
Travel agencies and airlines clearing house	$56,071	$60,947
Credit cards	42,676	45,131
Cargo and other travel agencies	12,977	13,940
Mail	4,640	2,535
Trade receivables due from related parties	892	2,189
Other	8,585	14,562

	125,841	139,304

Provision for impairment	(3,691)	(4,248)

	$122,150	$135,056

See detail of trade receivables due from related parties in Note 21

The maturity of the portfolio at the end of each year is as follows:

	2014	2013
Current	$106,101	$100,940
Past due 0 to 30 days	9,465	19,280
Past due 31 to 60 days	1,606	5,865
More than 60 days	4,978	8,971

	$122,150	$135,056

Current accounts receivable are those that do not show delays in their payments, according to the date agreed with the customer. The provision for impairment is made collectively when the Company estimates that it will not be able to collect all of the amounts past due.

Movements in the provision for impairment of receivables were as follows:

	2014	2013
Balance at beginning of year	$(4,248)	$(3,183)
Additions	(1,851)	(4,560)
Write-offs	2,408	3,495

Balance at end of year	$(3,691)	$(4,248)

COPA HOLDINGS, S. A. AND SUBSIDIARIES

Notes to the consolidated financial statements

10.	Expendable parts and supplies

	2014	2013
Material for repair and maintenance	$55,192	$51,135
Purchases in transit	3,091	3,637
Other inventories	1,997	2,306

	60,280	57,078
Allowance for obsolescence	(326)	(264)

	$59,954	$56,814

The amount of expendable parts and supplies recognized as an expense in the consolidated statement of income in “Maintenance, material and repairs” was $25.9 million, $26.9 million and $22.7 million for the years ended December 31, 2014, 2013 and 2012, respectively.

11.	Prepaid expenses

	2014	2013
Prepaid taxes	$17,640	$24,631
Prepaid commissions	4,891	10,935
Prepaid insurance	824	261
Prepaid rent	11,932	5,635
Prepaid - other	21,506	13,349

	$56,793	$54,811

COPA HOLDINGS, S. A. AND SUBSIDIARIES

Notes to the consolidated financial statements

12.	Property and equipment

	Land	Airframe	Engines	Purchase deposits for flight equipment	Aircraft components	Ramp and miscellaneous flight equipment	Furniture, fixture, equipment and other	Leasehold improvements	Construction in progress	Total
Cost -
Balance at 1 January 2014	$—	$1,460,210	$875,072	$327,545	$127,491	$36,766	$23,524	$25,006	$3,247	$2,878,861
Transfer of pre-delivery payments	—	105,398	—	(210,454)	—	—	—	—	—	(105,056)
Additions	6,301	46,328	79,582	204,084	19,870	7,787	6,885	—	8,157	378,994
Disposals	—	—	—	—	(3,726)	(1,542)	(7,654)	(30)	(41)	(12,993)
Effect of movements in exchange rates	—	(3,206)	—	—	—	(114)	(609)	(38)	—	(3,967)
Reclassifications	—	—	—	—	—	(3,157)	3,162	3,642	(3,647)	—

Balance at 31 December 2014	$6,301	$1,608,730	$954,654	$321,175	$143,635	$39,740	$25,308	$28,580	$7,716	$3,135,839
Accumulated depreciation -
Balance at 1 January 2014	$—	$(298,326)	$(144,104)	$—	$(29,539)	$(25,151)	$(18,617)	$(14,610)	$—	$(530,347)
Depreciation for the year	—	(66,740)	(26,998)	—	(5,264)	(3,031)	(2,224)	(3,863)	—	(108,120)
Disposals	—	—	—	—	697	662	2,637	37	—	4,033
Effect of movements in exchange rates	—	2,929	—	—	4	95	872	31	—	3,931
Reclassifications	—	—	—	—	—	865	(865)	—	—	—

Balance at 31 December 2014	$—	$(362,137)	$(171,102)	$—	$(34,102)	$(26,560)	$(18,197)	$(18,405)	$—	$(630,503)
Carrying Amounts -
At January 1, 2014	$—	$1,161,884	$730,968	$327,545	$97,952	$11,615	$4,907	$10,396	$3,247	$2,348,514

At December 31, 2014	$6,301	$1,246,593	$783,552	$321,175	$109,533	$13,180	$7,111	$10,175	$7,716	$2,505,336

F-30	(Continued)

COPA HOLDINGS, S. A. AND SUBSIDIARIES

Notes to the consolidated financial statements

	Airframe	Engines	Purchase deposits for flight equipment	Aircraft components	Ramp and miscellaneous flight equipment	Furniture, fixture, equipment and other	Leasehold improvements	Construction in progress	Total
Cost -
Balance at 1 January 2013	$1,400,975	$867,096	$245,544	$124,145	$32,618	$21,725	$19,112	$6,004	$2,717,219
Transfer of pre-delivery payments	—	6,737	(109,103)	—	—	—	—	—	(102,366)
Additions	40,097	—	189,626	36,355	4,323	2,512	534	4,900	278,347
Disposals	—	—	—	(4,906)	(276)	(1,301)	—	(1,469)	(7,952)
Effect of movements in exchange rates	(878)	—	—	(9)	(219)	(437)	(17)	—	(1,560)
Reclassifications	20,016	1,239	—	(28,094)	320	1,025	5,377	(6,188)	(6,305)
Other	—	—	1,478	—	—	—	—	—	1,478

Balance at 31 December 2013	$1,460,210	$875,072	$327,545	$127,491	$36,766	$23,524	$25,006	$3,247	$2,878,861
Accumulated depreciation -
Balance at 1 January 2013	$(237,484)	$(117,940)	$—	$(25,978)	$(22,409)	$(16,406)	$(12,371)	$—	$(432,588)
Depreciation for the year	(61,288)	(26,164)	—	(4,904)	(3,060)	(2,286)	(3,030)	—	(100,732)
Disposals	—	—	—	338	127	1,244	—	—	1,709
Effect of movements in exchange rates	805	—	—	14	108	324	15	—	1,266
Reclassifications	(359)	—	—	991	83	(1,493)	776	—	(2)

Balance at 31 December 2013	$(298,326)	$(144,104)	$—	$(29,539)	$(25,151)	$(18,617)	$(14,610)	$—	$(530,347)
Carrying Amounts -
At January 1, 2013	$1,163,491	$749,156	$245,544	$98,167	$10,209	$5,319	$6,741	$6,004	$2,284,631

At December 31, 2013	$1,161,884	$730,968	$327,545	$97,952	$11,615	$4,907	$10,396	$3,247	$2,348,514

At December 31, 2014, the carrying amount of the asset acquired under finance leases is $173.8 million. See Note 13.

Aircrafts with a carrying value of $1.8 billion are pledged as collateral for the obligation of the special purpose entities at December 31, 2014. Aircrafts with a carrying value of $1.7 billion are pledged as collateral for the obligation of the special purpose entities at December 31, 2013.

The gross carrying amount of property and equipment, being fully depreciated, and are still in use; is $66.6 millions.

F-31	(Continued)

COPA HOLDINGS, S. A. AND SUBSIDIARIES

Notes to the consolidated financial statements

13.	Leases

Finance leases

During 2014, the Company entered into finance leases of aircraft through a Japanese Operating Leases with Call Option (JOLCO) arrangements. These arrangements establish semiannual payments of obligations, and has a minimum lease term of 10 years, with a purchase options at the end of the lease.

At December 31, 2014, the scheduled future minimum lease rental payments required under financial leases are as follows:

	Future minimum lease payments	Interest	Present value of minimum lease payments
Up to one year	$13,684	$6,413	$7,271
One to five years	63,278	25,865	37,413
Over five years	146,161	17,739	128,422

Total minimum lease rental payments	$223,123	$50,017	$173,106

Assets acquired under finance leases are classified under property and equipment, and the finance leases are classified as long - term debt. See Notes 12 and 16.

Operating leases

At December 31, 2014, the scheduled future minimum lease rental payments required under aircraft and non-aircraft operating leases that have initial non-cancellable lease terms in excess of one year are as follows:

	Aircraft	Others
Up to one year	$114,558	$3,868
One to five years	364,387	40,686
Over five years	1,120,299	9,126

Total minimum lease rental payments	$1,599,244	$53,680

Total rent expense was $129.7 million, $140.5 million and $118.7 million for the years ended December 31, 2014, 2013 and 2012, respectively.

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

F-32	(Continued)

COPA HOLDINGS, S. A. AND SUBSIDIARIES

Notes to the consolidated financial statements

14.	Intangibles

		Other intangible assets
	Goodwill	Routes and Brand name rights	License and Software rights	Intangible in process	Total
Cost -
Balance at 1 January 2013	$27,575	$38,932	$27,107	$10,441	$104,055
Additions	—	—	60	9,525	9,585
Write off of domestic routes	—	(21,066)	—	—	(21,066)
Disposals	—	—	—	(724)	(724)
Reclassifications	—	—	6,670	(6,670)	—
Effect of movements in exchange rates	(2,270)	(3,328)	—	—	(5,598)

Balance at December 2013	25,305	14,538	33,837	12,572	86,252
Additions	—	—	3,826	16,138	19,964
Reclassifications	—	—	—	(3,826)	(3,826)
Disposals	—	—	—	(410)	(410)
Effect of movements in exchange rates	(4,925)	—	—	—	(4,925)

Balance at December 2014	20,380	14,538	37,663	24,474	97,055
Amortization -
Balance at 1 January 2013	$—	$(1,880)	$(15,218)	$—	$(17,098)
Amortization for the year	—	(890)	(4,627)	—	(5,517)
Impairment loss	—	(10,096)	—	—	(10,096)
Effect of movements in exchange rates	—	(22)	—	—	(22)

Balance at December 2013	—	(12,888)	(19,845)	—	(32,733)
Amortization for the year	—	(1,650)	(5,377)	—	(7,027)

Balance at December 2014	—	(14,538)	(25,222)	—	(39,760)
Carrying amounts -
At 31 December 2013	$25,305	$1,650	$13,992	$12,572	$53,519

At 31 December 2014	$20,380	$—	$12,441	$24,474	$57,295

Goodwill

Goodwill acquired through business combination and the intangible with indefinite lives have been allocated to the domestic and international routes comprising the CGUs of Aero Republica.

Carrying amount of goodwill and intangible allocated to the CGU.

	Aero Republica (International and domestic CGUs)		Total
	2014	2013	2014	2013
Goodwill	$20,380	$25,305	$20,380	$25,305

The Company performed its annual impairment test in December 2014 and 2013. The Company considers several variables when reviewing for indicators of impairment.

Through the analysis was determined the recoverable amount for goodwill of $275 million at December 31, 2014 by comparing the income approach via the discounted cash flow method and the market approach via the guideline public company method, based on the assessment that they were the most appropriate methods for estimating the recoverable amount of the CGUs. As December 31, 2013 the recoverable amount for goodwill was $230 million.

F-33	(Continued)

COPA HOLDINGS, S. A. AND SUBSIDIARIES

Notes to the consolidated financial statements

The Company prepared financial projections from 2015 to 2019 for the CGU, which formed the bases for the analysis. As of the valuation date, the forecast represent management’s best estimate regarding the future operations of the CGU.

Other intangible assets

Domestic routes

At the acquisition date both (routes and brand name) were valued and recognized as intangible assets with an indefinite useful life, and recorded in Colombian pesos, which is the functional currency of the subsidiary. Variations year over year in the gross amounts of routes and brand name rights, correspond to the changes in the USD / Colombian Peso exchange rates.

Aero Republica began to operate under Copa Colombia brand, during the third quarter of 2010 causing a change in management’s assumption from indefinite life to 5 years for the Aero Republica’s brand name. Based on the change of the commercial name, an impairment loss was recognized for $1.5 million during 2010.

As at 31 December 2014, routes were fully amortized during the year. As at 31 December 2013, fair value of the routes was below the carrying amount, indicating impairment of intangible asset related with the domestic routes. Changes to the operating plan for Copa Colombia had affected this asset; the strategy consisted in shifting Copa Colombia’s capacity from domestic to international markets. The total amount was recognized in the statement of income in the depreciation, amortization and impairment caption.

The recoverable amount of the CGU as at 31 December 2013 was determined based on the multi-period excess earnings method under the Income Approach. The multi-period excess earnings method reflects the present value of the cash flow generated by existing routes after taking into account the cost to realize the revenue and appropriate discount rate to reflect the time value and risk associated with the projected performance of the intangible asset. The cash flow generated has been updated to reflect the changes to the operating plan of the Copa Colombia. It was conclude that the carrying value of the routes is greater than the fair value. As a result of this analysis, management has recognized a write off and an impairment charge of $21.1 million and $10.1 million respectively, representing the total amount of the intangible.

Key assumptions used in fair value calculations

The calculations of fair value of the asset is sensitive to the following assumptions:

•	Revenue – the revenue attributable to the routes were solely based on the passenger revenue from existing routes as of the valuation date. The Company calculated the projected passenger revenue from existing routes by subtracting the forecast for revenues expected to be generated from new routes and charters from the total passenger revenue forecasts. A decrease in revenues is considered based on the operating plan of Copa Colombia.

•	Cash flows – determination of the terminal value is based on the present value of the Company’s cash flows in perpetuity. When estimating the cash flow for use in the residual value calculation, it is essential to clearly define the normalized cash flows level, the appropriate discount rate for the degree of risk inherent in that return stream and a constant future growth rate for the related cash flows. The Gordon Growth Model was used to estimate the value.

•	Discount rates – The selected rate for the routes was 13.0%, based on the Company’s Weighted Average Cost of Capital (“WACC”). In determining the discount rate for the routes, in addition to the WACC, it is considered two other factors in selecting the discount rate: 1) the nature of the asset; and 2) the overall composition of the CGU asset. The selected discount rate reflects the amount of risk associated with the hypothetical future cash flow generated by the routes. The routes are an integral part of the overall business and therefore, the Company considered the routes to have the same inherent risk as the overall business.

F-34	(Continued)

COPA HOLDINGS, S. A. AND SUBSIDIARIES

Notes to the consolidated financial statements

Sensitivity to changes in assumptions

•	Revenue – price competition is a fundamental wapon that carriers commonly use to seek a greater share of the market. The Company estimated a reduction in revenue related with the domestic routes and an increase of revenues related with international routes. This increase is related with the operational plan of the Company to focus on the international flights.

Intangible assets in process

Intangible in progress as at 31 December, 2014 and 2013 mainly comprises the deployment of new operating and administrative systems.

15.	Other assets

	2014	2013
Current -
Derivatives financial instruments	$—	$13,748
Others	5,949	9,035

	5,949	22,783

Non current -

Guaranty deposits	26,224	18,506
Deposits for litigation	14,677	16,398
Maintenance deposits	32,836	41,581
Complementary tax	1,116	4,365
Other assets	14,120	11,409

	88,973	92,259

	$94,922	$115,042

Guaranty deposits mainly are amounts paid to fuel suppliers, as require at the inception of the agreements.

Deposit for litigation is paid into escrow account until the related dispute is settled. (See Note 25)

Maintenance deposits mainly refer to payments made by the Company for overhaul covered by power by the hour arrangements to be used for future engines maintenance events. Maintenance deposits paid do not transfer either obligation to maintain aircraft or cost risk associated with maintenance activities to providers. The Company recognized an impairment loss of $1.9 million ($1.2 million, during 2013) in connection with the estimated unrecoverable amount of the prepayment. This amount is included in Maintenance, material and repairs in the income statement.

F-35	(Continued)

COPA HOLDINGS, S. A. AND SUBSIDIARIES

Notes to the consolidated financial statements

16.	Debt

	2014	2013
Long term fixed rate debt (secured fixed rate indebteness due through 2023 effective rates ranged from 1.81% to 5.58%)	$632,830	$540,452
Long term variable rate debt (secured variable rate indebteness due through 2023 effective rates ranged from 0.27% to 2.12%)	453,780	529,384
Loan payable	30,000	—

	1,116,610	1,069,836
Current maturities	(187,646)	(156,329)

Long - term debt	$928,964	$913,507

Maturities of long-term debt for the next five years are as follows:

Year ending December 31,
2015	$187,646
2016	131,795
2017	122,526
2018	143,083
2019	150,082
Thereafter	381,478

$1,116,610

At December 31, 2014, long term fixed rate debt included $173.1 million corresponding to finance leases. See Note 13.

As of December 31, 2014 and 2013, the Company had $616.7 million and $714.9 million of outstanding indebtedness, respectively, that is owed to financial institutions under financing arrangements guaranteed by the Export-Import Bank of the United States. The Export-Import Bank guarantees support 85% of the net purchase price of the aircraft and are secured with a first priority mortgage on the aircraft in favor of a security trustee on behalf of Export-Import Bank.

The Company’s Export-Import Bank supported financings are amortized on a quarterly basis, are denominated in U.S. Dollars and originally bear interest at a floating rate linked to LIBOR. The Export-Import Bank guaranteed facilities typically offer an option to fix the applicable interest rate. The Company has exercised this option with respect to $416.8 million as of December 31, 2014 ($490.9 million as of December 31, 2013)

The Company effectively extends the maturity of its aircraft financing to 15 years through the use of a “Stretched Overall Amortization and Repayment,” or SOAR, structure which provides serial draw-downs calculated to result in a 100% loan accreting to a recourse balloon at the maturity of the Export-Import Bank guaranteed loan which totaled $60.9 million as of December 31, 2014 ($81.9 million as of December 31, 2013).

At December 31, 2014, the loan payable of $30 million resulted of the use of the line of credit with Bladex, with floating rate. See Note 25 for information regards financial covenants relating with the Company’s financial agreement.

F-36	(Continued)

COPA HOLDINGS, S. A. AND SUBSIDIARIES

Notes to the consolidated financial statements

The detail of the net finance cost, is as follow:

	2014	2013

Finance income -
Interest income on short - term bank deposits	$(2,514)	$(1,170)
Interest income on investment	(15,552)	(11,466)

	(18,066)	(12,636)

Finance cost -
Interests expense for bank loan	24,936	25,888
Interest expense on derivatives	1,968	2,305
Interest on factoring	2,625	1,937
Others	—	50

	29,529	30,180

Net finance cost	$11,463	$17,544

17.	Trade, other payable and financial liabilities

	2014	2013
Account payable	$125,412	$95,046
Account payable to related parties	6,749	14,483

	132,161	109,529

Other Payables and financial liabilities -
Derivative financial instruments
Interest swap hedge derivative	1,206	3,240
Fuel derivative instruments	102,871	—
Vacation payable	1,262	1,250
Others	3,938	546

	109,277	5,036

	$241,438	$114,565

See details of account payable to related parties in Note 21.

The Company enters into one Interest Rates Swap contract to hedge against market rates fluctuations. See details in Note 26.4

The Company periodically enters into fuel derivative instruments, with the purpose of providing for short to mid-term economic hedge protection against sudden and significant increases in jet fuel prices, however, the use of these instruments does not satisfy the requirement for hedge accounting. See details in Note 26.1

F-37	(Continued)

COPA HOLDINGS, S. A. AND SUBSIDIARIES

Notes to the consolidated financial statements

18.	Accrued expenses payable

	2014	2013
Accruals and estimations	$41,811	$30,835
Labor related provisions	39,480	36,897

	$81,291	$67,732

Accruals and estimations for GDS and miscellaneous provisions

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

19.	Other Long – Term liabilities

	Provision for claims	Provision for litigations	Provision for return condition	Other long term liabilities	Total
Balance at January 2013	$145	$18,234	$23,359	$1,988	$43,726
Increases	1	615	10,483	228	11,327
Used	(10)	(16)	—	—	(26)
Effect of movements in exchange rates	(5)	(2,382)	(532)	—	(2,919)
Others	—	—	—	(885)	(885)

Balance at December 2013	131	16,451	33,310	1,331	51,223
Increases	345	365	8,027	229	8,966
Used	(70)	(8)	—	—	(78)
Effect of movements in exchange rates	(12)	(2,021)	(331)	—	(2,364)
Others	—	—	—	—	—

Balance at December 2014	$394	$14,787	$41,006	$1,560	$57,747

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

F-38	(Continued)

COPA HOLDINGS, S. A. AND SUBSIDIARIES

Notes to the consolidated financial statements

Other long term liabilities

Provision for non-compete agreement is created for payment to senior management related to covenants not to compete with us in the future (Relative to the $3 million trust fund). This provision is accounted for as other long term employee benefit under IAS 19R - Employee benefits.

20.	Income taxes

	2014	2013	2012
Current taxes expense -
Current period	$47,308	$59,671	$33,285
Adjustment for prior period	776	423	124

	$48,084	$60,094	$33,409

Deferred taxes expenses -
Origination and reversal of temporary differences	(11,445)	1,005	6,458

Total income tax expense	$36,639	$61,099	$39,867

During the year 2014, the deferred tax balances have been re-measured as a result of a change in Colombia’s tax rate from 34% to 39%, for short term position, and 34% to 42%, for long term position, according to the law No 1739 published on December 23, 2014. Deferred tax expected to reverse in the year 2015, has been measured using the effective rate that will apply in Colombia for the period (39%).

The balances of deferred taxes are as follows:

	Statement of financial position		Profit & Loss
	2014	2013	2014	2013	2012
Deferred tax liabilities

Intangible assets	$—	$(561)	$(561)	$(10,965)	$(133)
Maintenance deposits	(15,638)	(14,441)	1,197	2,796	2,750
Prepaid dividend tax	(7,132)	(14,132)	(7,000)	8,155	2,749
Property and equipment	(5,887)	(7,099)	(1,212)	2,297	1,300
Other	(4,468)	(2,988)	1,480	1,426	(64)
Set off tax	(3,171)	1,262	4,433	—	—

	$(36,296)	$(37,959)	$(1,663)	$3,709	$6,602

Deferred tax assets

Provision for return conditions	$820	$504	$(316)	$501	$1,538
Air traffic liability	2,396	4,079	1,683	(2,357)	(524)
Fuel derivative	4,604	—	(4,604)	—	—
Other provisions	6,244	4,132	(2,112)	(848)	(1,158)
Set off tax	3,171	(1,262)	(4,433)	—	—

	$17,235	$7,453	$(9,782)	$(2,704)	$(144)

	$(19,061)	$(30,506)	$(11,445)	$1,005	$6,458

The aggregate amount of temporary differences associated with investments in subsidiaries, branches and associates and interests in joint ventures, for which deferred tax liabilities have not been recognized is $35.4 million at December 31, 2014.

F-39	(Continued)

COPA HOLDINGS, S. A. AND SUBSIDIARIES

Notes to the consolidated financial statements

Reconciliation of effective tax rate is as follows:

	Tax rate	2014	Tax rate	2013	Tax rate	2012
Net income		$361,669		$427,471		$326,476
Total income tax expense		36,639		61,099		39,867

Profit excluding income tax		398,308		488,570		366,343

Income taxes at Panamanian statutory rates	25.0%	99,577	25.0%	122,143	25.0%	91,586
Panamanian gross tax election
Effect of tax rates in non - panamanian jurisdictions	(4.5%)	(17,811)	(5.2%)	(25,240)	(2.6%)	(9,436)
Exemption in non - taxable countries	(11.5%)	(45,903)	(7.4%)	(36,228)	(11.6%)	(42,407)
Under (over) provided in prior periods	0.2%	776	0.1%	424	0.0%	124

Provision for income taxes	9.2%	$36,639	12.5%	$61,099	10.9%	$39,867

21.	Accounts and transactions with related parties

	2014	2013
Account receivable -

Assa Compañía de Seguros, S. A.	$879	$2,183
Others	13	6

	$892	$2,189

Account payable -

Assa Compañía de Seguros, S. A.	$663	$226
Petroleos Delta	5,369	14,189
Galindo, Arias & López	156	54
Others	561	14

	$6,749	$14,483

Transaction with related parties detail for the year ended December 31, are as follows:

Related party	Transaction	Amount of transaction 2014	Amount of transaction 2013	Amount of transaction 2012
Banco General	Interest received	$1,113	$2,183	$1,874
	Interest paid	—	—	13
ASSA Compañía de Seguros, S. A.	Insurance	9,950	8,872	10,381
Petroleos Delta	Purchase jet fuel	395,763	371,369	354,934
Desarrollo inmobiliario del Este, S. A.	Property	2,959	2,615	2,295
Galido, Arias & Lopez	Legal Services	399	431	587
Motta International & Global Brands	Purchase	1,553	1,340	1,189
RD Nexos	Advertising	—	2,355	3,805
Call center Coroporation	Call center	—	—	425

Banco General: The Company’s shareholders own approximately 40% of BG Financial Group, which is the controlling company of Banco General.

F-40	(Continued)

COPA HOLDINGS, S. A. AND SUBSIDIARIES

Notes to the consolidated financial statements

ASSA Campania de Seguros, S. A.: An insurance company controlled by the Company’s controlling shareholders, is used to provide substantially all of the Company’s insurance.

Petróleos Delta: The fuel company, during 2005 entered into a contract with the Company to supply its jet fuel needs. The contract has a one year term that automatically renews for one year period unless terminated by one of the parties. While the Company’s controlling shareholders do not hold a controlling equity interest in Petróleos Delta, S. A., various members of the Company’s Board of Directors also are board members of Petróleos Delta, S. A.

Desarrollo Inmobiliario del Este, S. A.: The Company leases five floors consisting of approximately 104,000 square feet of the building from Desarrollo Inmobiliario, an entity controlled by the same group of investors that controls Corporacion de Inversiones Aereas, S. A. (“CIASA”). CIASA owns 100% of the class B shares of the Company.

Galindo, Arias & López: Certain partners of Galindo, Arias & Lopez (a law firm) are indirect shareholders of CIASA and serve on the Company’s Board of Directors.

Motta Internacional & Global Brands: The Company purchases most of the alcohol and other beverages served on its aircraft from Motta Internacional, S. A. and Global Brands, S. A., both of which are controlled by the Company’s controlling shareholders.

RD Nexos: The advertising agency that the Company uses in Panama is RD Nexos, S. A., formerly owned by the brother-in-law of the Chief Executive Officer and where his brother has minority stake.

Call Center Corporation: A call center that operates Copa Airlines’ reservations and sales services and handles calls from Panama as well as most other countries to which Copa Airlines flies. One of the Company’s directors is one of the owners of this call center.

Compensation of Key Management Personnel

Key management personnel compensation comprised the following:

	2014	2013	2012
Short-term employees benefits	$3,766	$3,093	$3,505
Post-employment pension	72	59	67
Share-based payments	3,527	5,152	4,866

	$7,365	$8,304	$8,438

The Company has not set aside any additional funds for future payments to executive officers, other than one pursuant to a non-compete agreement for $3.0 million established in 2006.

22.	Equity

Common stock

The authorized capital stock consists of 80 million shares of common stock without par value, divided into Class A shares, Class B shares and Class C shares. As of December 31, 2014, we had 33,420,977 Class A shares issued (December 31, 2013 - 33,407,876), 10,938,125 Class B shares (December 31, 2013 - 10,938,125), issued and outstanding, and no Class C shares outstanding. Class A and Class B shares have the same economic rights and privileges, including the right to receive dividends.

F-41	(Continued)

COPA HOLDINGS, S. A. AND SUBSIDIARIES

Notes to the consolidated financial statements

•	Class A Shares

The holders of the Class A shares are not entitled to vote at our shareholders’ meetings, except in connection with the following specific matters: (i) a transformation of the Company into another corporate type; (ii) a merger, consolidation or spin-off of the company, (iii) a change of corporate purpose; (iv) voluntarily delisting Class A shares from the NYSE; (v) and any amendment to the foregoing special voting provisions adversely affecting the rights and privileges of the Class A shares.

•	Class B Shares

Every holder of Class B shares is entitled to one vote per share on all matters for which shareholders are entitled to vote. The Class B shares may only be held by Panamanians, and upon registration of any transfer of a Class B share to a holder that does not certify that it is Panamanian, such Class B share shall automatically convert into a Class A share. Transferees of Class B shares will be required to deliver to the Company written certification of their status as a Panamanian as a condition to registering the transfer to them of Class B shares.

•	Class C Shares

The Independent Directors Committee of the Board of Directors, or the Board of Directors as a whole if applicable, are authorized to issue Class C shares to the Class B holders pro rata in proportion to such Class B holders’ ownership of Copa Holdings. The Class C shares will have no economic value and will not be transferable except to Class B holders, but will possess such voting rights as the Independent Directors Committee shall deem necessary to ensure the effective control of the Company by Panamanians. The Class C shares will be redeemable by the Company at such time as the Independent Directors Committee determines that such a triggering event shall no longer be in effect. The Class C shares will not be entitled to any dividends or any other economic rights.

Class A shares are listed on the NYSE under the symbol “CPA.” The Class B shares and Class C shares will not be listed on any exchange unless the Board of Directors determines that it is in the best interest of the company to list the Class B shares on the Panama Stock Exchange.

Dividends

The payment of dividends on shares is subject to the discretion of the Board of Directors. Under Panamanian law, the Company may pay dividends only out of retained earnings and capital surplus. The Articles of Incorporation provide that all dividends declared by the Board of Directors will be paid equally with respect to all of the Class A and Class B shares.

On August 7, 2013, the Board of Directors of the Company resolved to change the Company’s dividend policy to increase the annual distribution to an amount equal to 40% of the prior year’s annual consolidated net income. In addition, future dividends will be distributed in equal quarterly installments during the months of March, June, September and December, subject to board approval each quarter.

In 2014 the Company paid quarterly dividends in the amount $0.96 per share each.

In September and December 2013 the Company paid dividends in the amount $0.73 per share each.

In June 2012 the Company declared and paid dividends based on its policy of 30% of the Company’s prior period net income. The amount was $2.10 per share.

F-42	(Continued)

COPA HOLDINGS, S. A. AND SUBSIDIARIES

Notes to the consolidated financial statements

Treasury Stock

When shares recognized as equity are repurchased, the amount of the consideration paid, which includes directly attributable cost net of any tax effects, is recognized as a deduction from equity and presented separately on the balance sheet. When treasury shares are sold or reissued subsequently, the amount received is recognized as an increase in equity and the resulting surplus or deficit on the transaction is presented within share premium.

Since treasury stock is not considered outstanding for share count purposes, it is excluded from average common shares outstanding for basic and diluted earnings per share

On November, 2014, the Board of Directors of the Company approved a $250 million share repurchase program. Purchases will be made from time to time, subject to market and economic conditions, applicable legal requirements, and other relevant factors. During December of 2014 the Company repurchased 182,592 shares for total amount of $18.4 million.

23.	Share-based payments

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

The Company’s equity compensation plans are accounted for under IFRS 2, “Share-Based Payment” (“IFRS 2”). IFRS 2 requires companies to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award or at fair value of the award at each reporting date, depending on the type of award granted. The fair value is estimated using option-pricing models. The resulting cost is recognized over the period during which an employee is required to provide service in exchange for the award, which is usually the vesting period.

The total compensation cost recognized for non-vested stock and options awards was $4.7 million, $6.0 million and $7.0 million in 2014, 2013 and 2012 respectively, and was recorded as a component of “Salaries and benefits” within operating expenses.

Non-vested Stock

The Company approved a one-time non-vested stock bonus award for certain executive officers of the Company.

F-43	(Continued)

COPA HOLDINGS, S. A. AND SUBSIDIARIES

Notes to the consolidated financial statements

A summary of the terms and conditions, properly approved by the Compensation Committee of our Board of Directors, relating to the grants of the non-vested stock award under the equity compensation plan is as follows:

Grant Date	Number of instruments	Vesting, Conditions	Contractual life
February, 2012	42,358	One-third every anniversary	3 years
June, 2012	4,547	15% first two anniversaries	5 years
		20% third anniversary
		30% fourth anniversary
		20% fifth anniversary
June, 2012	1,515	Fifth anniversary	5 years
February, 2013	23,899	One-third every anniversary	3 years
February, 2013	19,786	15% first three anniversaries	5 years
		25% fourth and 30% fifth anniversary
February, 2014	26,309	One-third every anniversary	3 years

Non-vested stock awards were measured at their fair value, on the grant date. For the 2014 grants, the fair value of these non-vested stocks award was $139.9 million ($103.7 million - 2013).

A summary of non-vested stock award activity under the plan as of December 31, 2014 and 2013 with changes during these years are as follows (in number of shares):

	2014	2013
Non-vested at January 1st	259,080	296,083
Granted	26,309	43,685
Vested	(72,395)	(53,742)
Forfeited	(13,208)	(26,946)

Non-vested at December 31st	199,786	259,080

The Company uses the accelerated attribution method to recognize the compensation cost for awards with graded vesting periods. The Company estimates that the remaining compensation cost, not yet recognized for the non-vested stock awards, is $3.2 million with a weighted average remaining contractual life of 1.9 years. Additionally, the Company estimates that the 2015 compensation cost related to this plan will be $4.2 million.

Stock Options

In March 2007, Copa Holdings granted 35,657 equity stock options to certain named executive officers, which vested over three (3) years in yearly installments equal to one-third of the awarded stock on each of the three anniversaries of the grant date. The exercise price of the options is $53.1, which was the market price of the Company’s stock at the grant date. The stock options have a contractual term of 10 years.

The weighted-average fair value of the stock options at the grant date was $22.3, and was estimated using the Black-Scholes option-pricing model assuming an expected dividend yield of 0.58%, expected volatility of approximately 37.8% based on historical volatility, weighted average risk-free interest rate of 4.59%, and an expected term of 6 years calculated under the simplified method.

F-44	(Continued)

COPA HOLDINGS, S. A. AND SUBSIDIARIES

Notes to the consolidated financial statements

A summary of options award activity under the plan as of December 31, 2014 and 2013 and changes during the year is as follows (in number of shares):

	2014	2013
Outstanding at January 1st	20,940	29,348
Exercised	—	(8,408)

Outstanding at December 31st	20,940	20,940

The Company uses the accelerated method to recognize the compensation cost for stock options. There is no additional compensation cost to be recognized for stock options and the weighted average contractual life is 3.2 years.

The Company plans to make additional equity based awards under the plan from time to time, including additional non-vested stock and stock option awards. The Company anticipates that future employee non-vested stock and stock option awards granted pursuant to the plan will generally vest over a three year period and the stock options will carry a ten year term.

24.	Earnings per share

Basic earnings per share amounts are calculated by dividing the net income for the year attributable to ordinary equity holders of the parent by the weighted average number of non – vested shares outstanding during the year.

Diluted earnings per share amounts are calculated by dividing the net income attributable to ordinary equity holders of the parent by the weighted average number of ordinary shares outstanding during the year plus the weighted average number of ordinary shares that would be issued on conversion of all the dilutive potential ordinary shares into ordinary shares.

The following reflects the income and share data used in the basic and diluted earnings per share computations:

	2014	2013	2012
Basic earnings per share -

Net income	$361,669	$427,471	$326,476
Weighted-average shares outstanding	44,162	44,083	44,002
Non - Vested dividend participating non vested awards	219	305	398

	44,381	44,388	44,400

	8.15	9.63	7.35

Diluted earnings per share -

Net income	$361,669	$427,471	$326,476
Weighted-average shares outstanding	44,381	44,388	44,400
Share options on issue	12	15	13

	44,393	44,403	44,413

	8.15	9.63	7.35

F-45	(Continued)

COPA HOLDINGS, S. A. AND SUBSIDIARIES

Notes to the consolidated financial statements

25.	Commitments and contingencies

Purchase contracts

The Company has three (3) purchase contracts with Boeing: the first contract entails two (2) firm orders of Boeing 737 aircraft, which will be delivered in 2015, the second contract entails twenty four (24) firm orders and eight (8) purchase orders of Boeing 737 aircraft, which will be delivered between 2015 and 2019, the third contract entails ten (10) firm orders of Boeing 737 aircraft, which will be delivered between 2018 and 2019. The firm orders have an approximate value of $3.7 billion based on aircraft list prices, including estimated amounts for contractual price escalation and pre-delivery deposits.

Covenants

As a result of the various aircraft financing contracts entered into by the Company, the Company is required to comply with certain financial covenants. These covenants, among other things, require the Company to maintain an earnings before income taxes, depreciation, amortization, and restructuring or rent cost (“EBITDAR”) to fixed charge ratio of at least 2.5 times, a minimum tangible net worth of $160 million, an EBITDAR to finance charge expense ratio of at least 2.0 times, a net borrowings to Company’s capitalization ratio of less than 85%, a total liability plus operating leases minus operating cash to tangible net worth ratio of less than 5.5, a long-term obligations to EBITDAR ratio of less than 6.0, a minimum unrestricted cash balance of $50 million and a minimum of $75 million in available cash, cash equivalents and short-term investments.

As of December 31, 2014 and 2013, the Company was in compliance with all required “covenants”.

Labor Unions

Approximately 59% of the Company’s 9,267 employees are unionized. There are currently nine (9) union organizations; five (5) covering employees in Panama and four (4) covering employees in Colombia and Copa Airlines traditionally had good relations with its employees and all the unions, and expects to continue to enjoy good relations with its employees and the unions in the future.

The four unions covering employees in Panama include: the pilots’ union (UNPAC); the flight attendants’ union (SIPANAB); the mechanics’ union (SITECMAP); and an industry union (SIELAS), which represents ground personnel, messengers, drivers, passenger service agents, counter agents and other non-executive administrative staff. Copa entered into collective bargaining agreements with the pilot union in August 2012; the generalized union in December 2013, the mechanics’ union in February 2014 and most recently, Copa re-negotiated the collective bargaining with the flight attendants’ union in September 2014.

Collective bargaining agreements in Panama typically have terms of four years.

There are four unions covering employees in Colombia: the pilots’ union (ACDAC); the flight attendants’ union (ACAV); the industry union in Colombia (SINTRATAC); and the mechanics’ union in Colombia (ACMA). Negotiations were held with each of these unions and resolved by arbitration: for the pilots’ union (ACDAC) in January 2015, and for the industry union (SINTRATAC) and the Mechanics Union (ACMA) in November 2014.

Typically, collective bargaining agreements in Colombia have terms of two to three years. Although Copa Colombia usually settles many of its collective bargaining agreement negotiations through arbitration proceedings, it has traditionally experienced good relations with its unions.

F-46	(Continued)

COPA HOLDINGS, S. A. AND SUBSIDIARIES

Notes to the consolidated financial statements

In addition to unions in Panama and Colombia, the Company’s employees in Brazil are covered by industry union agreements that cover all airline industry employees in the country, employees in Uruguay are covered by an industry union, airport employees in Buenos Aires, Argentina are affiliated with an industry union (UPADEP) and airport employees in Puerto Rico are affiliated with an industry union (IAM), and most employees in Chile are covered by a company union.

Lines of Credit for Working Capital and Letters of Credit

The Company maintained available facilities for letters of credit with several banks with a value of $ 29.9 million and $33.3 million at December 31, 2014 and 2013, respectively. These letters of credit are pledged mainly for operating lessors, maintenance providers and airport operators.

Copa Airlines has lines of credit at total amount of $185.5 million, in which it has committed lines of credit totaling $20.0 million, including one line of credit for $15 million and one overdraft line of credit of $5 million with Banco General. Copa Airlines also has uncommitted lines of credit totaling $165.5 million, including one line of credit of $120.0 million with Bladex, a line of credit of $20 million with Citibank, a line of credit of $15 million with Banco Nacional de Panama and one line of credit of $10.5 million with Banco Panama. These lines of credit have been put in place to bridge liquidity gaps and for other potential contingencies. Aerorepublica has an uncommitted line of credit of $10 million with Citibank.

As of December 31, 2014 and 2013 Copa Airlines and Aerorepublica do not have any outstanding balances from lines of credit.

Litigation

The Company is the plaintiffs in an action filed against Empresa Brasileira de Infraestrutura Aeroportuária (“INFRAERO”), Brazil’s airport operator, in October of 2003 challenging the legality of the Additional Airport Tariffs (Adicional das Tarifas Aeroportuárias, or ATAERO), which is a 50% surcharge imposed on all airlines which fly to Brazil. Similar suits have been filed against INFRAERO by other major airline carriers. In its case, the court of first instance ruled in favor of INFRAERO and the Company has appealed the judgment. During the pendency of the litigation, the Company continues to pay the amounts of ATAERO due into an escrow account and as of December 31, 2014, the aggregate amount in such account totaled $14 million ($16 million in 2013). In the event the Company receives a final unfavorable judgment, it will be required to release the escrowed fund to INFRAERO and will not be able to recover such amounts. The Company does not, however, expect the release of such amounts to have a material impact on its financial results.

26.	Financial instruments – Risk management and fair value

In the normal course of its operations, the Company is exposed to a variety of financial risks: market risk (especially cash flow, currency, commodity price and interest rate risk), credit risk and liquidity risk. The Company has established risk management policies to minimize potential adverse effects on the Company’s financial performance:

26.1	Fuel price risk

The Company has risks that are common in its industry and these are mitigated through derivatives contracts. The main risk associated with the industry is the variation in fuel prices, which the Company mitigates through derivatives instruments contracts.

F-47	(Continued)

COPA HOLDINGS, S. A. AND SUBSIDIARIES

Notes to the consolidated financial statements

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

The Company’s derivative contracts did not qualify as hedges for financial reporting purposes. Accordingly, changes in fair value of such derivative contracts, which amounted to $117.9 million, $(5.2) million, and $9.9 million in years 2014, 2013 and 2012, respectively, were recorded as a component of “Mark to market fuel derivate” in the consolidated statement of income.

The fair value of derivative contracts amounted to $(102.8) million at December 31, 2014 recorded in “Trade and other payable”, $14 million at December 31, 2013 and was recorded in “Other current assets” in the consolidated statement of financial position. The Company’s purchases of jet fuel are made primarily from one supplier. (See Note 15 and 17).

At December 31, 2014, the Company held derivative instruments for 27% of its projected fuel consumption for 2015, in comparison with 29% of its 2014 fuel expense.

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

Fuel price risk is estimated as a hypothetical 10% increase in the December 31, 2014 cost per gallon of fuel. Based on projected 2014 fuel consumption, such an increase would result in an increase to aircraft fuel expense of approximately $52.6 million in 2015, not taking into account the derivative contracts. The Company has hedged approximately 27% and 16% of its anticipated fuel needs for 2015 and 2016, respectively.

26.2	Market risk

Foreign currency risk

Foreign exchange risk is originated when the Company performs transactions and maintains monetary assets and liabilities in currencies that are different from the functional currency of the Company. Assets and liabilities in foreign currency are converted with the exchange rates at the end of the period, except for non-monetary assets and liabilities that are converted at the equivalent cost of the U.S. Dollar at the acquisition date and maintained at the historical rate. The results of foreign operations are converted with the average exchange rates that were in place during the period. Earnings and losses deriving from exchange rates are included within “Exchange rate difference” in the consolidated statement of income.

The majority of the obligations are denominated in U.S. dollars. Since Panama uses the U.S. dollar as legal tender, the majority of our operating expenses are also denominated in U.S. dollars. The foreign exchange risk is limited as approximately 40.2 % of the revenues and 47.5% of the expenses are in U.S. dollars (39% and 52% in 2013, respectively). A significant part of our revenue is denominated in foreign currencies, including the Brazilian real, Colombian peso, and Venezuelan bolivar, which represented 14.6%, 10.0% and 7.0%, respectively (13.0%, 11.0%. and 12.0%, respectively in 2013).

F-48	(Continued)

COPA HOLDINGS, S. A. AND SUBSIDIARIES

Notes to the consolidated financial statements

Generally, our exposure to most of these foreign currencies, with the exception of the Venezuelan bolivar, is limited to the period of up to two weeks between the completion of a sale and the conversion to U.S.

The Company has substantial cash balances in Venezuelan bolivars subject to Venezuelan exchange controls. Foreign companies operating in Venezuela, including airlines, have experienced increasing delays for approvals by the Venezuelan government to repatriate funds. To reduce the cash exposure in Venezuela, the Company, process its passenger tickets in US dollars, constantly monitors sales and adjust capacity.

The Colombian Peso is the functional currency of Copa Colombia, and therefore any revenue exposure is mitigated by the operating expenses, which are also denominated in Colombian Pesos.

The following chart summarized the Company’s exchange risk exposure (assets and liabilities denominated in foreign currency) at December 31:

	As of December 31, 2014	As of December 31, 2013
Assets

Cash and cash equivalents	$84,914	$107,012
Investments	458,666	479,056
Accounts receivables, net	82,702	57,317
Prepaid expenses	51,039	28,119
Other assets	80,803	43,949

Total assets	$758,124	$715,453
Liabilities

Accounts payables suppliers and agencies	104,625	44,664
Accumulated taxes and expenses payables	31,009	88,019
Air traffic liability	48,406	4,452
Other liabilities	72,532	34,440

Total liabilities	$256,572	$171,575

Net position	$501,552	$543,878

From time to time the Company enters into factoring agreements on receivables outstanding or credit card sales in certain countries.

26.3	Credit risk

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

F-49	(Continued)

COPA HOLDINGS, S. A. AND SUBSIDIARIES

Notes to the consolidated financial statements

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

The interest rate risk is originated mainly for long term debts related with aircraft acquisition. These long term lease payments at variable interest rates expose the Company to cash flow risk. To mitigate the effect of variable cash flows associated to contracted rates and transform them into fixed rates, the Company has entered into one Interest Rates Swap contract to hedge against market rates fluctuations. This interest rates hedge contract has been designated and qualified as cash flow hedge contract with changes in fair value recorded in “Other current assets” or in “Other current liabilities” in the consolidated statement of financial position and offset in “Accumulated other comprehensive income (loss)”. (See Note 15 and 17)

At December 31, 2014 and 2013, the fixed interest rates vary from 1.81% to 5.58% and the main floating rate is LIBOR. Gains and losses recognized in the other comprehensive income in equity on interest rate swap contract as of December 31, 2014 and 2013 will be continuously released to the consolidated statement of income until the repayment of the debt.

The fair value of the interest rate swap hedge derivative (notional amount $42.9 million) contract amounted to $1,206 and $3,240 at December 31, 2014 and 2013, respectively and is recorded as a component of “Other current liabilities” against the “Accumulated other comprehensive income (loss)”.

The ineffective portion of this contract, if any, is recognized in the consolidated statement of income as a component of “Other operating expenses”. During these periods there was no ineffectiveness of the hedging contract.

The Company earnings are affected by changes in interest rates due to the impact those changes have on interest expense from variable-rate debt instruments and operating leases and on interest income generated from the cash and investment balances. If interest rates average are 10% more in 2015 than they did during 2014, the interest expense would increase by approximately $1.1 million and the fair value of the debt would decrease by approximately $3.7 million. If interest rates average 10% less in 2015 than they did in 2014, the interest income from marketable securities would decrease by approximately $1.8 million and the fair value of the debt would increase by approximately $3.7 million. These amounts are determined by considering the impact of the hypothetical interest rates on the variable-rate debt and marketable securities equivalent balances at December 31, 2014.

The Company’s policy requires having sufficient cash to fulfill its obligations. The Company maintains sufficient cash on hand and in banks or equivalents of easy realization into cash. The Company also has credit lines in financial institutions that allow it to withstand potential cash deficit to fulfill its short term commitments. (See Note 25)

F-50	(Continued)

COPA HOLDINGS, S. A. AND SUBSIDIARIES

Notes to the consolidated financial statements

The table below summarizes the Company’s financial liabilities according to their maturity date. The amounts in the table are the contractual undiscounted cash flows. Balances due within twelve months equal their carrying balances as the impact of discounting is not significant.

December 31, 2014

	Note	Carrying amount	Less than twelve months	Between 1 and 4 years
Non - derivative financial liabilities
Debt	16	$1,116,610	$187,646	$547,486
Account payable	17	125,412	125,412	—
Account payable to related parties	17	6,749	6,749	—

		1,248,771	319,807	547,486
Derivative financial liabilities
Interest swap hedge derivative	17	1,206	1,206	—
Fuel derivative instrument	17	102,871	69,255	33,616

		$104,077	$70,461	$33,616

December 31, 2013

	Note	Carrying amount	Less than twelve months	Between 1 and 4 years
Non - derivative financial liabilities
Debt	16	$1,069,836	$156,329	$524,364
Account payable	17	95,046	95,046	—
Account payable to related parties	17	14,483	14,483	—

		1,179,365	265,858	524,364.00
Derivative financial liabilities
Interest swap hedge derivative	17	3,240	—	3,240

		$3,240	$—	$3,240

26.5	Capital risk management

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

F-51	(Continued)

COPA HOLDINGS, S. A. AND SUBSIDIARIES

Notes to the consolidated financial statements

Following is summarized the gearing ratio of the Company (unaudited):

	2014	2013

Total debt (Note 16)	$1,116,610	$1,069,836

Less: cash and cash equivalents and short-term investments	578,443	652,633

Net debt	350,007	(61,853)

Total equity	2,083,040	1,901,906
Total capitalization	2,433,047	$1,840,053

Gearing ratio	26.6%	18.0%

26.6	Fair value measurement

The following table shows the carrying amount and fair values of financial assets and financial liabilities at December 31:

		Carrying amount		Fair Value
	Note	2014	2013	2014	2013
Financial assets

Cash and cash equivalents	7	$221,443	$139,110	$221,443	$139,110
Short term investments	8	545,160	992,579	545,160	992,579
Investments	8	396,802	37,590	396,802	37,590
Account receivable	9	122,150	135,056	122,150	135,056
Fuel derivative instruments	15	—	13,748	—	13,748

Financial liabilities

Debt	16	1,116,610	1,069,836	1,171,350	1,119,902
Account payable	17	132,161	109,929	132,161	109,929
Fuel derivative instruments	17	102,871	—	102,871	—
Interest swap hedge derivative	17	1,206	3,240	1,206	3,240

The fair value of the financial assets and liabilities is included at the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale.

The following methods and assumptions were used to estimate the fair values:

•	Cash and cash equivalents, short term investments approximate their carrying amounts largely due to the short-term maturities of these instruments.

•	Accounts receivable are evaluated by the Company based on parameters such an interest rates, risk characteristics. Based on this evaluation, allowances are taken to account for the expected losses of these receivables.

•	Debts obligation, financial assets and financial liabilities are estimated by discounting future cash flows using the Company´s current incremental rate of borrowing for a similar liability.

F-52	(Continued)

COPA HOLDINGS, S. A. AND SUBSIDIARIES

Notes to the consolidated financial statements

The following chart summarizes the Company’s financial instruments measured at fair value, classified according to the valuation method:

	Fair value measurement at reporting date
	2014	Level 1	Level 2	Level 3
Liabilities

Interest rate hedges	$1,206	$—	$1,206	$—
Fuel derivatives	102,871	—	102,871	—

Total liabilities	$104,077	$—	$104,077	$—

	Fair value measurement at reporting date
	2013	Level 1	Level 2	Level 3
Assets

Fuel derivatives	$13,748	$—	$13,748	$—

Total assets	$13,748	$—	$13,748	$—

Liabilities

Interest rate hedges	$3,240	$—	$3,240	$—

Total liabilities	$3,240	$—	$3,240	$—

27.	Subsequent events

Stock Grants

During the first quarter of 2015, the Compensation Committee of the Company’s Board of Directors approved two (2) new awards. Awards were granted under these new plans for approximately 30,392 shares of non-vested stock, which will vest over a period of three to five years. The Company estimates the fair value of these awards to be approximately $3.5 million and the 2015 compensation cost for these plans is estimated of $1.3 million.

Dividends

On February 11, 2015, the Board of Directors of Copa Holdings approved a 2015 dividend of $0.84 cents per share per quarter, corresponding to 40% of Copa Holdings’ annual consolidated net income for 2014. Dividends will be distributed quarterly during the months of March, June, September and December.

Frequent flyer loyalty program

On March, 2015, Copa Airlines presented its new loyalty program “ConnectMiles”, designed to strengthen the relationship with their frequent flyer and give exclusive attention. The program preserves the model of accumulation and redemption of miles that Copa Airlines´s passengers have enjoyed in recent years. The program will start in July of 2015. MileagePlus will continue to be the loyalty program for Copa until the new program begins.

Purchase Commitment

In April 2015, Copa finalized negotiations on the Boeing Company for the purchase of 737 MAX 8 and MAX 9 airplanes. These negotiations started in 2013, and the agreement has been amended several times since then, most recently in March 2015.