Form 20-F
period 2015-12-31
Copa Holdings, S.A.
filed 2016-05-02
CIK 1345105

As filed with the Securities and Exchange Commission on May 2, 2016

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2015

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

Raul Pascual

Complejo Business Park, Torre Norte

Parque Lefevre, Panama City, Panama

+507 304 2774 (Telephone)

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

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: At December 31, 2015, there were outstanding 41,955,227 shares of common stock, without par value, of which 31,017,102 were Class A shares and 10,938,125 were Class B shares.

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

INTRODUCTION

In this annual report on Form 20-F, unless the context otherwise requires, references to “CopaAirlines” are to Compañía Panameña de Aviación, S.A., the unconsolidated operating entity, “Copa Colombia” refers to AeroRepública, S.A., the unconsolidated operating entity, and references to “Copa,” “Copa Holdings,” “we,” “us” or the “Company” are to Copa Holdings, S.A. and its consolidated subsidiaries. References to “Class A shares” refer to Class A shares of Copa Holdings, S.A.

This annual report contains terms relating to operating performance that are commonly used within the airline industry and are defined as follows:

•	“Aircraft utilization” represents the average number of block hours operated per day per aircraft for the total aircraft fleet.

•	“Available seat miles” or “ASMs” represents the aircraft seating capacity multiplied by the number of miles the seats are flown.

•	“Average stage length” represents the average number of miles flown per flight segment.

•	“Block hours” refers to the elapsed time between an aircraft leaving an airport gate and arriving at an airport gate.

•	“Break-even load factor” represents the load factor that would have resulted in total revenues being equal to total expenses.

•	“Load factor” represents the percentage of aircraft seating capacity that is actually utilized (calculated by dividing revenue passenger miles by available seat miles).

•	“Operating expense per available seat mile” represents operating expenses divided by available seat miles.

•	“Operating revenue per available seat mile” represents operating revenues divided by available seat miles.

•	“Passenger revenue per available seat mile” represents passenger revenue divided by available seat miles.

•	“Revenue passenger miles” represents the number of miles flown by revenue passengers.

•	“Revenue passengers” represents the total number of paying passengers (including all passengers redeeming frequent flyer miles and other travel awards) flown on all flight segments (with each connecting segment being considered a separate flight segment).

•	“Yield” represent the average amount one passenger pays to fly one mile.

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

Presentation of Financial and Statistical Data

Included elsewhere in this annual report are our audited consolidated statement of financial position as of December 31, 2015 and 2014, and the related audited consolidated statements of profit or loss, comprehensive income or loss, changes in equity and cash flows for the years ended December 31, 2015, 2014 and 2013.

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

The summary consolidated financial information as of December 31, 2015 and 2014, and for the years ended December 31, 2015, 2014 and 2013 has been derived from our audited consolidated financial statements included elsewhere in this annual report. The summary consolidated financial information as of December 31, 2013, 2012 and 2011, and for the years ended December 31, 2012 and 2011, has been derived from our consolidated statements of profit or loss for these periods.

	Year Ended December 31, (in thousands of dollars, except share and per share data and operating data)
	2015	2014	2013	2012	2011

STATEMENT OF PROFIT OR LOSS DATA
Operating revenue:

Passenger revenue	2,166,727	2,619,856	2,519,650	2,163,136	1,747,102

Cargo, mail and other	83,335	85,212	88,682	86,252	83,819

Total operating revenues	2,250,062	2,705,068	2,608,332	2,249,388	1,830,921

Operating expenses:

Aircraft fuel	602,777	820,694	783,092	725,763	547,221

Salaries and benefits	289,512	299,182	276,156	247,405	213,094

Passenger servicing	258,302	268,762	250,604	217,137	160,725

Commissions	88,557	99,115	103,685	89,378	72,947

Reservations and sales	88,051	93,766	99,822	84,992	70,363

Maintenance, materials and repairs	111,181	101,421	92,993	92,166	70,969

Depreciation, amortization and impairment	134,888	115,147	137,412	89,217	75,458

Flight operations	130,930	132,156	121,903	104,993	83,782

Aircraft rentals	122,217	112,082	90,233	72,468	51,259

Landing fees and other rentals	56,703	53,746	50,288	46,233	41,881

Other	100,856	87,910	84,590	77,101	58,237

Total operating expenses	1,983,974	2,183,981	2,090,778	1,846,853	1,445,936

Operating profit	266,088	521,087	517,554	402,535	384,985

Non-operating income (expense):

Interest expense	(33,155)	(29,529)	(30,180)	(32,795)	(32,680)

Interest income	25,947	18,066	12,636	11,689	6,774

Other, net(1)	(451,095)	(111,316)	(11,440)	(15,086)	(13,068)

Total non-operating income (expense), net	(458,303)	(122,779)	(28,984)	(36,192)	(38,974)

(Loss) Profit before taxes	(192,215)	398,308	488,570	366,343	346,011

Provision for income taxes	32,759	36,639	61,099	39,867	35,586

Net (loss) income	(224,974)	361,669	427,471	326,476	310,425

STATEMENT OF FINANCIAL POSITION DATA

Total cash, cash equivalents and short-term investments	684,948	766,603	1,131,689	651,103	506,146

Accounts receivable, net	105,777	122,150	135,056	136,336	143,001

Total current assets	907,585	1,011,449	1,401,153	917,490	754,242

Purchase deposits for flight equipment	243,070	321,175	327,545	245,544	242,287

Total property and equipment	2,650,653	2,505,336	2,348,514	2,284,631	2,000,191

Total assets	3,715,476	4,079,612	3,952,764	3,479,500	3,065,796

Long-term debt	1,055,183	928,964	913,507	1,069,836	936,657

Total shareholders’ equity	1,587,422	2,075,108	1,901,906	1,536,544	1,389, 531

Capital stock	85,845	81,811	77,123	70,717	63,528

CASH FLOW DATA

Net cash from operating activities	316,863	381,066	830,265	538,026	498,289

Net cash from (used in) investing activities	32,384	21,147	(565,720)	(654,605)	468,250

Net cash (used in) from financing activities	(357,466)	(316,420)	(201,268)	(54,299)	5,775

OTHER FINANCIAL DATA

Underlying net income(2)	226,002	486,181	436,157	336,053	314,059

EBITDA(3)	(50,119)	524,918	643,526	476,666	447,375

Aircraft rentals	122,217	112,082	90,233	72,468	51,259

Operating margin(4)	11.8%	19.3%	19.8%	17.9%	21.0%
Weighted average shares used in computing net income per share (basic)	43,861,084	44,381,265	44,388,098	44,400,224	44,493,779
Weighted average shares used in computing net income per share (diluted)	43,868,864	44,393,054	44,403,098	44,400,224	44,493,779
(Loss) Earnings per share (basic)	(5.13)	8.15	9.63	7.35	6.98

(Loss) Earnings per share (diluted)	(5.13)	8.15	9.63	7.35	6.98
Dividends per share paid	$3.36	$3.84	$1.46	$2.10	$1.64
Dividends per share paid in advance(5)	—	—	—	$2.25	—
Total number of shares at end of period	41,955,227	43,988,423	44,098,620	44,036,470	43,895,888

OPERATING DATA
Revenue passengers carried(6)	11,876	11,681	11,345	10,214	8,723
Revenue passenger miles(7)	16,310	15,913	14,533	12,499	10,198
Available seat miles(8)	21,675	20,757	18,950	16,567	13,352
Load factor(9)	75.3%	76.7%	76.7%	75.4%	76.4%
Break-even load factor(10)	85.6%	63.5%	61.1%	61.7%	60.1%
BELF w/o effect of MTM	65.4%	59.6%	59.6%	61.3%	59.6%
Total block hours(11)	388,355	376,903	348,882	313,321	255,638
Average daily aircraft utilization(12)	10.8	11.0	11.1	10.9	10.5
Average passenger fare	182.4	224.3	222.1	211.8	200.3
Yield(13)	13.28	16.46	17.34	17.31	17.13
Passenger revenue per ASM(14)	10.00	12.62	13.30	13.06	13.08
Operating revenue per ASM(15)	10.38	13.03	13.76	13.58	13.71
Operating expenses per ASM (CASM)(16)	9.15	10.52	11.03	11.15	10.83
Departures	122,588	121,310	119,177	112,551	99,864
Average daily departures	335.9	332.4	326.5	307.7	273.6
Average number of aircraft	98.3	93.3	86.4	78.5	67.5
Airports served at period end	73	69	66	64	59
On-Time Performance (17)	90.6%	90.5%	87.7%	85.5%	89.5%
Stage Length (18)	1,236	1,213	1,140	1,076	1,017

(1)	Consists primarily of foreign currency translation gains/losses, including the Venezuelan foreign currency translation loss in 2015 and changes in the fair value of fuel derivative contracts.
(2)	Underlying net income represents the Net (loss) income minus the sum of Fuel hedge Mark-to-Market (loss)/gain, and devaluation and translation losses in Venezuela and Argentina.

	2015	2014	2013	2012	2011

Net (loss) income	(224,974)	361,669	427,471	326,476	310,425
Fuel hedge Mark to market loss/(gain)	11,572	117,950	(5,241)	9,577	3,634
Venezuela Devaluation	432,503	6,562	13,927	—	—
Argentina Devaluation	6,901	—	—	—	—
Underlying net income	226,002	486,181	436,157	336,053	314,059

(3)	EBITDA represents net income plus the sum of interest expense, income taxes, depreciation, amortization and impairment minus the sum of interest capitalized and interest income. EBITDA is presented as supplemental information because we believe it is a useful indicator of our operating performance and is useful in comparing our operating performance with other companies in the airline industry. However, EBITDA should not be considered in isolation, as a substitute for net income prepared in accordance with IFRS or as a measure of a company’s profitability. In addition, our calculation of EBITDA may not be comparable to other companies’ similarly titled measures. The following table presents a reconciliation of our net income to EBITDA for the specified periods: Aircraft rentals represent a significant operating expense of our business. Because we leased several of our aircraft during the periods presented, we believe that when assessing our EBITDA you should also consider the impact of our aircraft rentals.

	2015	2014	2013	2012	2011

Net (Loss) Income	(224,974)	361,669	427,471	326,476	310,425
Interest expense	33,155	29,529	30,180	32,795	32,680
Income taxes	32,759	36,639	61,099	39,867	35,586
Depreciation, amortization and impairment	134,888	115,147	137,412	89,217	75,458
Interest income	(25,947)	(18,066)	(12,636)	(11,689)	(6,774)
EBITDA	(50,119)	524,918	643,526	476,666	447,375

(4)	Operating margin represents operating income as a percentage of operating revenues.
(5)	2012 dividend per share payment was accelerated from June 2013 to December 2012.
(6)	Total number of paying passengers (including all passengers redeeming frequent flyer miles and other travel awards) flown on all flight segments, expressed in thousands.

(7)	Number of miles flown by revenue passengers, expressed in millions.
(8)	Aircraft seating capacity multiplied by the number of miles the seats are flown, expressed in millions.
(9)	Percentage of aircraft seating capacity that is actually utilized. Load factors are calculated by dividing revenue passenger miles by available seat miles.
(10)	Load factor that would have resulted in total revenues being equal to total expenses. Excluding the effect of fuel derivative mark-to-market and foreign currency translation losses, this figure would have been 65.4% in 2015, 59.6% in 2014, 59.6% in 2013, 61.3% in 2012 and 59.6% in 2011.
(11)	The number of hours from the time an airplane moves off the departure gate for a revenue flight until it is parked at the gate of the arrival airport.
(12)	Average number of block hours operated per day per aircraft for the total aircraft fleet.
(13)	Average amount (in cents) one passenger pays to fly one mile.
(14)	Passenger revenues (in cents) divided by the number of available seat miles.
(15)	Total operating revenues (in cents) divided by the number of available seat miles.
(16)	Total operating expenses (in cents) divided by the number of available seat miles.
(17)	Percentage of flights that arrive at the destination gate within fourteen minutes of scheduled arrival.
(18)	The average number of miles flown per flight.

B. Capitalization and Indebtedness

Not applicable

C. Reasons for the Offer and Use of Proceeds

Not applicable

D. Risk Factors

Risks Relating to Our Company

Failure to successfully implement our growth strategy may adversely affect our results of operations and harm the market value of our Class A shares.

We have been growing rapidly for more than ten years. Through a growth-oriented fleet plan, we intend to expand our service to new markets and to increase the frequency of flights to the markets we currently serve. Achieving these goals is essential in order for our business to benefit from cost efficiencies resulting from economies of scale. We expect to have substantial cash needs as we expand, including cash required to fund aircraft acquisitions or aircraft deposits as we add to our fleet. If we do not have sufficient cash to fund such projects, we may not be able to successfully expand our route system and our future revenue and earnings growth would be limited.

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

Passenger demand is heavily cyclical and highly dependent on global, regional and country-specific economic growth, economic expectations and foreign exchange rate variations. In the past, we have been negatively impacted by poor economic performance in certain emerging market countries in which we operate and in 2015, we were particularly affected by economic downturns in Venezuela, Brazil and Colombia. Any of the following developments (or a continuation or worsening of any of the following currently in existence) in the countries in which we operate could adversely affect our business, financial condition, liquidity and results of operations:

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

We currently finance our aircraft through bank loans, sale-leasebacks and operating leases. In the past, we have been able to obtain lease or debt financing on terms attractive to us. We have obtained most of the financing for our Boeing aircraft purchases from commercial financial institutions utilizing guarantees provided by the Export-Import Bank of the United States. The Export-Import Bank provides guarantees to companies that purchase goods from U.S. companies for export, enabling them to obtain financing at substantially lower interest rates as compared to those that they could obtain without a guarantee. The Export-Import Bank does not provide similar guarantees in connection with financing for our aircraft purchases from Embraer since those aircraft are not exports from the United States. As of December 31, 2015, we had $525.2 million of outstanding indebtedness to financial institutions under financing arrangements guaranteed by the Export-Import Bank.

In recent years the Company has diversified its financing sources and obtained access to very competitive financing terms. Since 2014 our aircraft deliveries have been financed through a mix of sale-leasebacks and Japanese Operating Leases with Call Options (JOLCO).

Nevertheless, we cannot ensure that we will be able to continue to raise financing from past sources, or from other sources, on terms comparable to our existing financing or at all. The recent turmoil in the financial markets, for example, tightened the availability of credit and increased the cost of obtaining lease or debt financing. If the cost of such financing increases or we are unable to obtain such financing, we may be forced to incur higher than anticipated financing costs, which could have an adverse impact on the execution of our growth strategy and business.

We derive significant benefits from our alliance with United Continental Holdings and cannot be certain that it will continue.

Historically, we maintained a broad commercial and marketing alliance with Continental Airlines, Inc.(“Continental”). On October 1, 2010, Continental merged with United Airlines and became a wholly-owned subsidiary of

United Continental Holdings, Inc. (“UAL”). All of the benefits from our previous alliance with Continental have been recognized by UAL. In addition, the DOT has issued a “route transfer order” document whereby the antitrust immunity granted to Continental Airlines and Copa Airlines is now in effect between UAL and Copa Airlines. This alliance allows us to enhance our network and, in some cases, offer our customers services that we could not otherwise offer. Our alliance has provided us with support in negotiations for aircraft purchases, insurance and fuel purchases, sharing of “best practices” and engineering support in our maintenance operations, and significant other intangible support. This support has assisted us in our growth strategy, while also improving our operational performance and the quality of our service.

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

Our current alliance with UAL will expire in the second quarter of 2016. Although we have agreed with UAL to work together to update the existing alliance agreements and to prepare similar replacement agreements that will take effect after May 2016, we may not be able to reach an agreement with UAL prior to the termination of our current agreements or on the same terms as our current agreements. The loss of Copa’s codesharing relationship with UAL would adversely affect our revenues.

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

Under Law No. 21 of January 29, 2003, which regulates the aviation industry in the Republic of Panama and which we refer to as the “Aviation Act”, “substantial ownership” and “effective control” of our airline must remain in the hands of Panamanian nationals. Under certain of the bilateral agreements between Panama and other countries pursuant to which we have the right to fly to those other countries and over their territories, we must continue to have substantial Panamanian ownership and effective control by Panamanian nationals to retain these rights. Neither “substantial ownership” nor “effective control” is defined in the Aviation Act or in the bilateral agreements, and it is unclear how a Panamanian court or, in the case of the bilateral agreements, foreign regulatory authorities, might interpret these requirements. In addition, the manner in which these requirements are interpreted may change over time. We cannot predict whether these requirements would be satisfied through ownership and control by Panamanian record holders, or if these requirements would be satisfied only by direct and indirect ownership and control by Panamanian beneficial owners.

At the present time, Corporación de Inversiones Aereas, S.A., or “CIASA”, a Panamanian entity, is the record owner of all of our Class B voting shares, representing approximately 26.1% of our total share capital and all of the voting power of our capital stock.

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

The most active government regulator among the countries to which we fly is the U.S. Federal Aviation Administration, or “FAA”. The FAA from time to time issues directives and other regulations relating to the maintenance and operation of aircraft that require significant expenditures. FAA requirements cover, among other things, security measures, collision avoidance systems, airborne windshear avoidance systems, noise abatement and other environmental issues, and increased inspections and maintenance procedures to be conducted on older aircraft. Additional new regulations continue to be regularly implemented by the U.S. Transportation Security Administration, or “TSA”, as well. As we continue to expand our presence on routes to and from the United States, we expect to continue incurring expenses to comply with the FAA’s regulations, and any increase in the cost of compliance could have an adverse effect on our financial condition and results of operations.

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

Our business is heavily dependent on our operations at our hub at Panama City’s Tocumen International Airport. Substantially all of our Copa flights either depart from or arrive at our hub. Our operations and growth strategy is therefore highly dependent on its facilities and infrastructure, including the success of its multi-phase expansion projects, certain of which have been completed and others that are underway and are expected to be completed in 2017. Due to the magnitude of the construction required for a proposed new south terminal, we may experience logistical issues and/or be subject to increased passenger taxes and airport charges related to the financing of the construction.

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

The airline business is characterized by high leverage, and we have a high level of indebtedness. We also have significant fixed expenditures in connection with our operating leases and facility rental costs, and substantially all of our property and equipment is pledged to secure indebtedness. For the year ended December 31, 2015, our interest expense and aircraft and facility rental expense under operating leases totaled $175.6 million. At December 31, 2015, approximately 60.2% of our total indebtedness bore interest at fixed rates and the remainder was determined with reference to LIBOR. All of our aircraft lease obligations bear interest at fixed rates. Accordingly, our financing and rent expense will not decrease significantly if market interest rates decline, but given LIBOR’s record low rates, our financing costs could materially increase as LIBOR rates increase.

As of the December 31, 2015 the Company has two purchase contracts with Boeing: the first contract entails eleven firm orders of Boeing 737 Next Generation aircraft, which will be delivered between 2016 and 2018, the second contract entails 65 firm orders of Boeing 737 MAX aircraft, which will be delivered between 2018 and 2025. The firm orders have an approximate value of $9.4 billion based on aircraft list prices, including estimated amounts for contractual price escalation and pre-delivery deposits. We will require substantial capital from external sources to meet our future financial commitments. In addition, the acquisition and financing of these aircraft will likely result in a substantial increase in our leverage and fixed financing costs. A high degree of leverage and fixed payment obligations could:

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

We fly and rely on Boeing and Embraer aircraft. As of December 31, 2015 we operated a fleet of 77 Boeing aircraft and 23 Embraer 190 aircraft. In 2016, we expect to take delivery of one additional Boeing 737-800s and in the future we expect to continue to incorporate new aircraft into our fleet. The decision to incorporate new aircraft is based on a variety of factors, including the implementation of our growth strategy. Acquisition of new aircraft involves a variety of risks relating to their ability to be successfully placed into service including:

•	manufacturer’s delays in meeting the agreed upon aircraft delivery schedule;

•	difficulties in obtaining financing on acceptable terms to complete our purchase of all of the aircraft we have committed to purchase; and

•	the inability of new aircraft and their components to comply with agreed upon specifications and performance standards.

In addition, we cannot predict the reliability of the Embraer aircraft as the aircraft matures. Any technical issues with our Embraer 190 aircraft would increase our maintenance expenses.

If we fail to successfully take delivery of or reliably operate new aircraft, our business, financial condition and results of operations could be harmed.

If we were to determine that our aircraft, rotable parts or inventory were impaired, it would have a significant adverse effect on our operating results.

If there is objective evidence that an impairment loss on long-lived assets carried at amortized cost has been incurred, the amount of the impairment loss is measured as the difference between the asset’s carrying amount and the higher of its fair value less cost to sell and its value in use, defined as the present value of estimated future cash flows (excluding future expected credit losses that have not been incurred) discounted at the asset’s risk adjusted interest rate. The carrying amount of the asset is reduced and the loss is recorded in the consolidated statement of profit or loss. In addition to the fact that the value of our fleet declines as it ages, any potential excess capacity in the airline industry, airline bankruptcies and other factors beyond our control may further contribute to the decline of the fair market value of our aircraft and related rotable parts and inventory. If such impairment does occur, we would be required under IFRS to write down these assets through a charge to earnings. A significant charge to earnings would adversely affect our financial condition and operating results. In addition, the interest rates on and the availability of certain of our aircraft financing loans are tied to the value of the aircraft securing the loans. If those values were to decrease substantially, our interest rates may rise or the lenders under those loans may cease extending credit to us, either of which could have an adverse impact on our financial condition and results of operations.

We rely on information technology systems to operate our businesses and any failure or disruption of these systems may have an impact on our business.

We rely upon information technology systems to operate our business and increase our efficiency. We are highly reliant on certain systems for flight and operations, maintenance, reservations, check-in, revenue management, accounting and cargo distribution. Other systems are designed to decrease distribution costs through internet reservations and to maximize cargo distributions, crew utilization and flight operations. These systems may not deliver their anticipated benefits. In the ordinary course of business, we may upgrade or replace our systems or otherwise modify and refine our existing systems to address changing business requirements. Our operations and competitive position could be adversely affected if we are unable to upgrade or replace our systems in a timely and effective manner once they become outdated.

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

Our reputation and business may be harmed and we may be subject to legal claims if there is a loss, unlawful disclosure or misappropriation of, or unsanctioned access to, our customers’, employees’, business partners’ or our own information, or any other breaches of our information security.

We make extensive use of online services and centralized data processing, including through third-party service providers. The secure maintenance and transmission of customer and employee information is a critical element of our operations. Our information technology and other systems, or those of service providers or business partners that maintain and transmit customer information, may be compromised by a malicious third-party penetration of our network security, or of a third-party service provider or business partner, or impacted by deliberate or inadvertent actions or inactions by our employees, or those of a third-party service provider or business partner. As a result, personal information may be lost, disclosed, accessed or taken without consent.

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

In 2015, approximately 67.9% of our expenses and 45.7% of our revenues were denominated in U.S. dollars. The remainder of our expenses and revenues were denominated in the currencies of the various countries to which we fly, with the largest non-dollar amount denominated in Colombian Pesos due to our volume of business in Colombia. If any of these currencies decline in value against the U.S. dollar, our revenues, expressed in U.S. dollars, and our operating margin would be adversely affected. We may not be able to adjust our fares denominated in other currencies to offset any increases in U.S. dollar-denominated expenses, increases in interest expense or exchange losses on fixed obligations or indebtedness denominated in foreign currency.

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

We have substantial cash balances in Venezuelan bolivars subject to Venezuelan exchange controls. Foreign companies operating in Venezuela, including airlines, have experienced increasing delays for approvals by the Venezuelan government to repatriate funds. These delays, as well as recent revisions to the exchange rate and political developments have resulted in us and several other airlines recognizing foreign currency translation losses related to the cash balances held in the country at the end of 2015. The period of time required to exchange our funds into dollars and repatriate them has been increasing and is presently more than two years after the original request date. Our last repatriation was in March 2016.

During the last five years, the Venezuelan government has implemented several fixed exchange rates which resulted in significant devaluations of the bolivar against the dollar. Today the prevailing exchange rate is the “Sistema Complementario Flotante” of 249.9 bolivars per dollar, according to the auction rate published on March 21, 2016. This rate has decreased against the dollar approximately 23% since February, 2016.

Prior to December 31, 2015 we valued most of our cash balances at the preferential rate of 6.3 bolivars per dollar, because none of the regulations instituting the new rates expressly applied to airlines’ past balances, and due to the status of negotiations between the Panamanian and Venezuelan governments regarding the timing and exchange rate applicable to the repatriation of funds held in local currency not only for the airline industry but also for other affected Panamanian industries. After determining that we may not be able to repatriate those funds at the preferential official exchange rate due to the high degree of political and economic uncertainty, we recognized $430.2 million as a foreign currency translation loss as of December 31, 2015 using the “Sistema Complementario Flotante” rate of 198.69 bolivars per U.S. dollar, mostly related to sales in 2013. We classified our remaining $13.4 million as cash and cash equivalents, which we expect to use over the next months as part of our normal operations in Venezuela. Devaluation losses recognized during 2014 were of $19.7 million.

Further, the current devaluated rates may have an ongoing adverse effect on our reported results if we are unable to fully adjust prices on flights to and from Venezuela, of which there can be no assurance. More generally, fluctuations in foreign currencies, including devaluations, cannot be predicted by the Company and can significantly affect the value of our assets located outside the United States. These conditions, as well as any further delays, devaluations or impositions of more stringent repatriation restrictions, may materially adversely affect our business, results of operations and financial condition.

To reduce our exposure to further accumulations of unremitted cash in Venezuela, we have restricted ticket sales for passengers paying in Venezuelan bolivars. These restrictions on sales in Venezuelan bolivars can be expected to continue to decrease our yields on routes to and from Venezuela, which will have a significant adverse effect on our consolidated operating revenues and consolidated net income.

The following table shows a reconciliation of our funds requested for repatriation in Venezuelan bolivars up to December 31, 2015:

(in millions)	In Bolivars	In US dollars
Pending repatriation	2,665.8	13.4

Our maintenance costs will increase as our fleet ages.

The average age of our fleet was approximately 6.2 years as of December 31, 2015. Historically, we have incurred low levels of maintenance expenses relative to the size of our fleet because most of the parts on our aircraft are covered under multi-year warranties. As our fleet ages, as these warranties expire and the mileage on each aircraft increases, our maintenance costs may increase significantly, both on an absolute basis and as a percentage of our operating expenses.

If we enter into a prolonged dispute with any of our employees, many of whom are represented by unions, or if we are required to substantially increase the salaries or benefits of our employees, it may have an adverse impact on our operations and financial condition.

Approximately 60% of our 9,302 employees are unionized. There are currently five unions covering our employees based in Panama: the pilots’ union; the flight attendants’ union; the mechanics’ union; the passenger service agents’ union; and an industry union, which represents ground personnel, messengers, drivers, passenger service agents, counter agents and other non-executive administrative staff. Copa entered into collective bargaining agreements with the pilot union in August 2012, the generalized union in December 2013, the mechanics’ union in February 2014. Most recently Copa re-negotiated the collective bargaining with the flight attendants’ union in September 2014 and we expect to re-negotiate the collective bargaining agreement with the pilots’ union in the second half of 2016. Collective bargaining agreements in Panama are typically between three-and four-year terms. We also are in the process of negotiating, or currently have, union contracts with our Copa employees in Colombia, Brazil and Mexico.

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

Our revenues depend on our relationship with travel agents and tour operators and we must manage the costs, rights and functionality of these third-party distribution channels effectively.

In 2015, approximately 66% of our revenues were derived from tickets sold through third-party distribution channels, including those provided by conventional travel agents, online travel agents, or “OTAs”, (for example, Expedia and Orbitz), or tour operators. We cannot assure that we will be able to maintain favorable relationships with these ticket sellers. Our revenues could be adversely impacted if travel agents or tour operators elect to favor other airlines or to disfavor us. Our relationship with travel agents and tour operators may be affected by:

•	the size of commissions offered by other airlines;

•	changes in our arrangements with other distributors of airline tickets; and

•	the introduction and growth of new methods of selling tickets.

These third-party distribution channels, along with global distribution systems, or “GDSs”, that travel agents and tour operators use to obtain airline travel information and issue airline tickets, are more expensive than those we operate ourselves, such as our website. Certain of these distribution channels also effectively restrict the manner in which we distribute our products generally. To remain competitive, we will need to successfully manage our distribution costs and rights, increase our distribution flexibility and improve the functionality of third-party distribution channels, while maintaining an industry-competitive cost structure. These initiatives may affect our relationships with our third-party distribution channels. Any inability to manage our third-party distribution costs, rights and functionality at a competitive level or any material diminishment or disruption in the distribution of our tickets could have a material adverse effect on our business, results of operations and financial condition.

We rely on third parties to provide our customers and us with facilities and services that are integral to our business.

We have entered into agreements with third-party contractors to provide certain facilities and services required for our operations, such as heavy aircraft and engine maintenance, call center services, catering, ground handling, cargo and baggage handling, or “below the wing” aircraft services. At airports other than Tocumen International Airport, most of our aircraft services are performed by third-party contractors. Also, all of our overhaul maintenance and some of our “C-checks” are handled by third-party contractors in the United States and Costa Rica, and some line maintenance is handled at certain airports by contract workers rather than our employees. Substantially all of our agreements with third-party contractors are subject to termination on short notice. The loss or expiration of these agreements or our inability to renew these agreements or to negotiate new agreements with other providers at comparable rates could harm our business and results of operations. Further, our reliance on third parties to provide reliable equipment or essential services on our behalf gives us less control over the costs, efficiency, timeliness and quality of our service. A contractor’s negligence could compromise our aircraft or endanger passengers and crew. This could also have a material adverse effect on our business. We expect to be dependent on such agreements for the foreseeable future and if we enter any new market, we will need to have similar agreements in place.

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

Our operations in Cuba may adversely affect the market price of our Class A shares

We currently operate six daily departures to and from Cuba which provide passenger, cargo and mail transportation service. For the year ended December 31, 2015, our transported passengers to and from Cuba represented approximately 4.3% of our total passengers carried. Our operating revenues from Cuban operations during the year ended December 31, 2015 represented approximately 1.49% of our total consolidated operating revenues for such year. Our assets located in Cuba are insignificant.

The U.S. Treasury Department’s Office of Foreign Assets Control (OFAC) administers and enforces economic and trade sanctions based on U.S. foreign policy against Cuba and certain other targeted foreign countries, and groups opposed to the Cuban regime may seek to exert pressure on companies doing business in Cuba. Although Cuba has been removed from the U.S. Department of State’s list of state sponsors of terrorism, uncertainty remains over OFAC’s enforcement of sanctions against Cuba and the impact the sanctions program will have on our operations, particularly if such activities grow in the future. Certain U.S. states have enacted or may enact legislation regarding investments by state-owned investors, such as public employee pension funds and state university endowments, in companies that have business activities with Cuba. As a result, such state-owned institutional investors may be subject to restrictions with respect to investments in companies such as ours, which could adversely affect the market for our shares.

We incurred intangible write-off charges as a result of a change in the operating plan for Copa Colombia.

During 2013, we recognized an intangible write-off charge of $31.2 million as a result of shifting Copa Colombia’s capacity from domestic to international markets. As of December 31, 2015, we had goodwill and intangible assets of $20.4 million principally relating to our acquisition of Copa Colombia. Our consolidated financial statements have been prepared in accordance with IFRS, under which goodwill and other intangible assets of indefinite life are not amortized and are tested for impairment annually, or when events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is assessed under IFRS by comparing the carrying amount to the recoverable amount of the cash-generating unit that has been measured at the higher of its value-in-use and its fair value, by applying cash flow projections in the functional currency based on the Company’s approved business plan covering a five-year period followed by the a long-term growth rate. If the value-in-use of a reporting unit is lower than its corresponding carrying amount, we recognize the difference as an impairment charge corresponding to the fair value using methodologies generally accepted in the markets to determine the value of entities. We may recognize additional impairment charges in future periods as a result of further changes in the operations of Copa Colombia or a deterioration in conditions in the markets in which Copa Colombia operates.

Risks Relating to the Airline Industry

The airline industry is highly competitive.

We face intense competition throughout our route network. Overall airline industry profit margins are low and industry earnings are volatile. Airlines compete in the areas of pricing, scheduling (frequency and flight times), on-time performance, frequent flyer programs and other services. Some of our competitors, such as American Airlines, have larger customer bases and greater brand recognition in the markets we serve outside Panama, and some of our competitors have significantly greater financial and marketing resources than we have. Airlines based in other countries may also receive subsidies, tax incentives or other state aid from their respective governments, which are not provided by the Panamanian government. Changes in our interactions with our passengers or our product offerings could negatively impact our business. For example, prior to 2015, we had participated in UAL’s loyalty program, MileagePlus, but in July 2015, we launched our ConnectMiles frequent flyer program. Although we hope that ConnectMiles will allow us to build a more direct relationship with our customers, it may not be as successful as UAL’s MileagePlus program in building, and maintaining, brand loyalty. In addition, the commencement of, or increase in, service on the routes we serve by existing or new carriers could negatively impact our operating results. Likewise, competitors’ service on routes that we are targeting for expansion may make those expansion plans less attractive.

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

In addition, since 2008, the airline industry has experienced increased consolidation and changes in international alliances, both of which have altered and will continue to alter the competitive landscape in the industry by resulting in the formation of airlines and alliances with increased financial resources, more extensive global networks and altered cost structures. For example, Grupo Viva is a new and expanding low-cost competitor created by Irelandia Aviation and Grupo IAMSA, which operates flights in Colombia and Mexico. Although we intend to compete vigorously and maintain our strong competitive position in the industry, Avianca-Taca and LAN Colombia represent a significant portion of the domestic market in Colombia and have access to greater resources as a result of their recent combinations. Therefore, Copa faces stronger competition than in recent years, and its prior results may not be indicative of its future performance. In addition, both we and Avianca-Taca joined Star Alliance on June 21, 2012. We cannot predict the extent to which participating in the same alliance as one of our direct competitors may impact our revenues, current operations or ability for future growth.

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

Traditional hub-and-spoke carriers in the United States and Europe continue to face substantial and increasing competitive pressure from low-cost carriers offering discounted fares. The low-cost carriers’ operations are typically characterized by point-to-point route networks focusing on the highest demand city pairs, high aircraft utilization, single class service and fewer in-flight amenities. As evidenced by the operations of Gol Intelligent Airlines or Gol, which continues to grow both in Brazil as well as in other South American countries; Grupo Viva, which is growing in domestic and international markets in Latin America; Spirit, which serves Latin America, including Panama, from Fort Lauderdale; JetBlue, which flies from Orlando to Latin America; Azul, which flies from Brazil to several Latin America countries and the United States and a number of low-cost carriers which operate within the Latin America region, the low-cost carrier business model appears to be gaining acceptance in the Latin American aviation industry. As a result, we may face new and substantial competition from low-cost carriers in the future which could result in significant and lasting downward pressure on the fares we charge for flights on our routes.

Significant changes or extended periods of high fuel costs or fuel supply disruptions could materially affect our operating results.

Fuel costs constitute a significant portion of our total operating expenses, representing approximately 30.4% of operating expenses in 2015, 37.6% in 2014 and 37.5% in 2013. Jet fuel costs have been subject to wide fluctuations as a result of increases in demand, sudden disruptions in and other concerns about global supply, as well as market speculation. Fuel prices reached record levels during the middle of 2008, decreased substantially in 2009, and have fluctuated up and down for the following years, reaching a new low in 2015. Both the cost and availability of fuel are subject to many economic, political, weather, environmental and other factors and events occurring throughout the world that we can neither control nor accurately predict, including international political and economic circumstances such as the political instability in major oil-exporting countries in Latin America, Africa and Asia. If a future fuel supply shortage were to arise as a result of production curtailments by the Organization of the Petroleum Exporting Countries, or OPEC, a disruption of oil imports, supply disruptions resulting from severe weather or natural disasters, the continued unrest in the Middle East or otherwise, higher fuel prices or further reductions of scheduled airline services could result. We cannot assure that we would be able to offset any increases in the price of fuel by increasing our fares.

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

Under Panamanian law, there is a limit on the maximum number of non-Panamanian employees that we may employ. Our need for qualified pilots has at times exceeded the domestic supply and as such, we have had to hire a substantial number of non-Panamanian national pilots. However, we cannot ensure that we will continue to attract foreign pilots. The inability to attract and retain pilots may adversely affect our growth strategy by limiting our ability to add new routes or increase the frequency of existing routes.

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

Demand for air transportation may be adversely affected by terrorist attacks, war or political and social instability, an outbreak of a disease or similar public health threat, natural disasters and other events. Any of these events could cause governmental authorities to impose travel restrictions or otherwise cause a reduction in travel demand or changes in travel behavior in the markets in which we operate. Any of these events in our markets could have a material impact on our business, financial condition and results of operations. Furthermore, these types of situations could have a prolonged effect on air transportation demand and on certain cost items, such as security and insurance costs.

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

Following the 2001 terrorist attacks, premiums for insurance against aircraft damage and liability to third parties increased substantially, and insurers could reduce their coverage or increase their premiums even further in the event of additional terrorist attacks, hijackings, airline crashes or other events adversely affecting the airline industry abroad or in Latin America. In the future, certain aviation insurance could become unaffordable, unavailable, or available only for reduced amounts of coverage that are insufficient to comply with the levels of insurance coverage required by aircraft lenders and lessors or applicable government regulations. While governments in other countries have agreed to indemnify airlines for liabilities that they might incur from terrorist attacks or provide low-cost insurance for terrorism risks, the Panamanian government has not indicated an intention to provide similar benefits to us. Increases in the cost of insurance may result in higher fares, which could result in a decreased demand and materially and negatively affect our business, financial condition and results of operations.

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

Copa Colombia’s results of operations are highly sensitive to macroeconomic and political conditions prevailing in Colombia, which have been highly volatile and unstable in recent decades. Although the state of affairs in Colombia has been steadily improving since 2002, the Colombian economy’s growth slowed in 2015 and political unrest and instability in Colombia could resume, which could adversely affect Copa Colombia’s financial condition and results of operations.

According to International Monetary Fund estimates, the Panamanian and Colombian economies are expected to grow by 6.0% and 2.5%, respectively, in 2016 as measured by their GDP, however, if either economy experiences a sustained recession, or significant political disruptions, our business, financial condition and results of operations could be materially and negatively affected.

Any increase in the taxes we or our shareholders pay in Panama or the other countries where we do business could adversely affect the value of our Class A shares.

We cannot assure that our current tax rates will not increase. Our provision for income taxes was $32.8 million, $36.6 million and $61.1 million, in the years ended December 31, 2015, 2014, and 2013, respectively, which represented an effective income tax rate of 17.0%, 9.2% and 12.5%, respectively. We are subject to local tax regulations in each of the jurisdictions where we operate, the great majority of which are related to the taxation of income. In some of the countries to which we fly, we do not pay any income taxes, because we do not generate income under the laws of those countries either because they do not have income tax or because of treaties or other arrangements those countries have with Panama. In the remaining countries, we pay income tax at rates ranging from 25% to 34% of income.

Different countries calculate income in different ways, but they are typically derived from sales in the applicable country multiplied by our net margin or by a presumed net margin set by the relevant tax legislation. The determination of our taxable income in certain countries is based on a combination of revenues sourced to each particular country and the allocation of expenses of our operations to that particular country. The methodology for multinational transportation company sourcing of revenues and expenses is not always specifically prescribed in the relevant tax regulations, and therefore is subject to interpretation by both us and the respective taxing authorities. Additionally, in some countries, the applicability of certain regulations governing non-income taxes and the determination of our filing status are also subject to interpretation. We cannot estimate the amount, if any, of potential tax liabilities that might result if the allocations, interpretations and filing positions used by us in our tax returns were challenged by the taxing authorities of one or more countries. If taxes were to increase, our financial performance and results of operations could be materially and adversely affected. Due to the competitive revenue environment, many increases in fees and taxes have been absorbed by the airline industry rather than being passed on to the passenger. If we were to pass any of these increases in fees and taxes onto passengers, we may no longer compete effectively and it may reduce customer demand for air travel with us and thus our revenues. If we were to absorb any increases in fees and taxes, the additional costs could have a material adverse effect on our results of operations.

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

While geographic diversity helps reduce our exposure to risks in any one country, we operate primarily within Latin America and are subject to a full range of risks associated with our international operations. These risks may include unstable political or economic conditions, lack of well-established or reliable legal systems, exchange controls and other limits on our ability to repatriate earnings and changeable legal and regulatory requirements. In Venezuela and Argentina, for example, we and other airlines and foreign companies may only repatriate cash through specific governmental programs, which may effectively preclude us from repatriating cash for periods of time. Each of Venezuela and Argentina have also experienced difficult political conditions and declines in the rate of economic growth in recent periods as well as governmental actions that have adversely impacted businesses that conduct operations in those countries. Recently, presidential elections occurred in Argentina, which resulted in Mr. Mauricio Macri being elected president of Argentina. The Macri administration has announced and begun to implement several significant economic and policy reforms since taking office in December 2015, but the impact of these measures and any future measures taken by the new administration on the Argentine economy as a whole and the financial sector in particular cannot be predicted. In addition, there is uncertainty as to which measures announced during Macri presidential campaign will be taken and what the timing will be for any of those measures. Political parties opposed to the Macri administration retained a majority of the seats in the Argentina Congress in the recent elections, which will require the Macri administration to seek political support from the opposition for its economic proposals and creates further uncertainty in the ability of the Macri administration to pass any measures which it may expect to implement. Inflation, any decline in GDP or other future economic, social and political developments in Argentina may adversely affect our financial condition or results of operations. For the year ended December 31, 2015 sales in local currency in Venezuela and Argentina represented 0.05% and 6.3% of our total sales, respectively. See “Our substantial cash balances in Venezuelan bolivars are subject to unfavorable exchange controls, and our Venezuelan operations could be adversely affected by conditions in Venezuela or by relations between Panama and Venezuela.”

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

All of our Class B shares, representing approximately 26.1% of the economic interest in Copa Holdings and all of the voting power of our capital stock, are owned by CIASA. CIASA is in turn controlled by a group of Panamanian investors. In order to comply with the Panamanian Aviation Act, as amended and interpreted to date, we have amended our organizational documents to modify our share capital so that CIASA will continue to exercise voting control of Copa Holdings. CIASA will not be able to transfer its voting control unless control of our Company will remain with Panamanian nationals. CIASA will maintain voting control of the Company so long as CIASA continues to own a majority of our Class B shares and the Class B shares continue to represent more than 10% of our total share capital (excluding newly issued shares sold with the approval of our independent directors committee). Even after CIASA ceases to own the majority of the voting power of our capital stock, CIASA may continue to control our Board of Directors indirectly through its control of our Nominating and Corporate Governance Committee. As the controlling shareholder, CIASA may direct us to take actions that could be contrary to other shareholders’ interests and under certain circumstances CIASA will be able to prevent other shareholders, including you, from blocking these actions. Also, CIASA may prevent change of control transactions that might otherwise provide an opportunity to dispose of or realize a premium on investments in our Class A shares.

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

CIASA owns all of our Class B shares, and those Class B shares will be converted into Class A shares if they are sold to non-Panamanian investors. In connection with our initial public offering in December 2005, Continental and CIASA reduced their ownership of our total capital stock from 49% to approximately 27.3% and from 51% to approximately 25.1%, respectively. In a follow-on offering in June 2006, Continental further reduced its ownership of our total capital stock from 27.3% to 10.0%. In May 2008, we and CIASA released Continental from its standstill obligations and they sold down their remaining shares in the public market. CIASA holds registration rights with respect to a significant portion of its shares pursuant to a registration rights agreement entered into in connection with our initial public offering. In March 2010, CIASA converted a portion of its Class B shares into 1.6 million non-voting Class A shares and sold such Class A shares in an SEC-registered public offering. In the event CIASA seeks to reduce its ownership below 10% of our total share capital, our independent directors may decide to issue special voting shares solely to Panamanian nationals to maintain the ownership requirements mandated by the Panamanian Aviation Act. As a result, the market price of our Class A shares could drop significantly if CIASA further reduces its investment in us, other significant holders of our shares sell a significant number of shares or if the market perceives CIASA or other significant holders intend to sell them. As of December 31, 2015 CIASA owns 26.1% of Copa Holdings’ total capital stock as a result of share repurchase programs executed in 2014 and 2015.

Holders of our common stock are not entitled to preemptive rights, and as a result shareholders may experience substantial dilution upon future issuances of stock by us.

Under Panamanian corporate law and our organizational documents, holders of our Class A shares are not entitled to any preemptive rights with respect to future issuances of capital stock by us. Therefore, unlike companies organized under the laws of many other Latin American jurisdictions, we are free to issue new shares of stock to other parties without first offering them to our existing Class A shareholders. In the future we may sell Class A or other shares to persons other than our existing shareholders at a lower price than the shares already sold, and as a result shareholders may experience substantial dilution of their interest in us.

Shareholders may not be able to sell our Class A shares at the price or at the time desired because an active or liquid market for the Class A shares may not continue.

Our Class A shares are listed on the NYSE. During the three months ended December 31, 2015, the average daily trading volume for our Class A shares as reported by the NYSE was approximately 727,163 shares. Active, liquid trading markets generally result in lower price volatility and more efficient execution of buy and sell orders for our investors. The liquidity of a securities market is often affected by the volume of shares publicly held by unrelated parties. We cannot predict whether an active liquid public trading market for our Class A shares will be sustained.

Our Board of Directors may, in its discretion, amend or repeal our dividend policy. Shareholders may not receive the level of dividends provided for in the dividend policy or any dividends at all.

In February 2016, the Board of Directors approved a change to the dividend policy to limit aggregate annual dividends to an amount equal to 40% of the previous year’s annual consolidated underlying net income, to be distributed in equal quarterly installments subject to board approval. Our Board of Directors may, in its sole discretion and for any reason, amend or repeal any aspect of this dividend policy. Our Board of Directors may decrease the level of dividends provided for in this dividend policy or entirely discontinue the payment of dividends. Future dividends with respect to shares of our common stock, if any, will depend on, among other things, our results of operations, cash requirements, financial condition, contractual restrictions, business opportunities, provisions of applicable law and other factors that our Board of Directors may deem relevant. See “Item 8A. Consolidated Financial Statements and Other Financial Information—Dividend Policy.”

To the extent we pay dividends to our shareholders, we will have less capital available to meet our future liquidity needs.

Our Board of Directors has reserved the right to amend the dividend policy, or pay dividends in excess of the level circumscribed in the dividend policy. The aviation industry has cyclical characteristics, and many international airlines are currently experiencing difficulties meeting their liquidity needs. Also, our business strategy contemplates growth over the next several years, and we expect such growth will require a great deal of liquidity Our ability to repatriate cash balances in Venezuela has limited our liquidity in the past and future changes to the exchange controls in Venezuela may limit our liquidity in the future. To the extent that we pay dividends in accordance with, or in excess of, our dividend policy, the money that we distribute to shareholders will not be available to us to fund future growth and meet our other liquidity needs.

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

Since 1998, we have grown and modernized our fleet while improving customer service and reliability. Copa has expanded its operational fleet from 13 aircraft to 100 aircraft at December 2015. In 1999, we received our first Boeing 737-700s, in 2003 we received our first Boeing 737-800s, and in 2005 we received our first Embraer 190. In the first quarter of 2005, we completed our fleet renovation program and discontinued use of our last Boeing 737-200s. During the second quarter of 2005, we purchased Copa Colombia, one of the largest domestic air carriers in Colombia in terms of number of passengers carried. Since 2005, we have expanded from 24 destinations in 18 countries to 73 destinations in 31 countries. We plan to continue our expansion, which includes increasing our fleet, over the next several years.

On April 22, 2005, we acquired an initial 85.6% equity ownership interest in Copa Colombia, which was one of the largest domestic carriers in Colombia in terms of passengers carried. Through subsequent acquisitions, we increased our total ownership interest in Copa Colombia to 99.9% by the end of that year. We believe that Copa Airlines’ operational coordination with Copa Colombia creates additional passenger traffic in our existing route network by providing Colombian passengers more convenient access to the international destinations served through our Panama hub.

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

Capital Expenditures

During 2015, our capital expenditures were $3.7 million, which consisted primarily of net of advance payments on aircraft purchase contracts and the acquisition of property and equipment. During 2014, our capital expenditures were $99.9 million, which consisted primarily of expenditures related to our purchase of four Boeing 737-800 aircraft, as well as $204.1 million in expenditures related to advance payments on aircraft purchase contracts. During 2013, our capital expenditures were $182.8 million, which consisted primarily of expenditures related to advance payments on aircraft purchase contracts.

B. Business Overview

We are a leading Latin American provider of airline passenger and cargo service through our two principal operating subsidiaries, Copa Airlines and Copa Colombia. Copa Airlines operates from its strategically-located position in the Republic of Panama, and Copa Colombia provides service within Colombia and international flights from various cities in Colombia to Panama, Venezuela, Ecuador, Mexico, Cuba, Guatemala and Costa Rica. We currently operate a fleet of 100 aircraft, 77 Boeing 737-Next Generation aircraft and 23 Embraer 190 aircraft to meet our growing capacity requirements. As of December 31, 2015 the Company has two purchase contracts with Boeing: the first contract entails eleven firm orders of Boeing 737 Next Generation aircraft, which will be delivered between 2016 and 2018, the second contract entails 65 firm orders of Boeing 737 MAX aircraft, which will be delivered between 2018 and 2025.

Copa currently offers approximately 360 daily scheduled flights among 73 destinations in 31 countries in North, Central and South America and the Caribbean from its Panama City hub. Copa provides passengers with access to flights to more than 200 other destinations through codeshare arrangements with UAL and other airlines pursuant to which each airline places its name and flight designation code on the other’s flights. Through its Panama City hub, Copa is able to consolidate passenger traffic from multiple points to serve each destination effectively.

Copa began its strategic alliance with Continental in 1998. Since then, it has conducted joint marketing and codesharing arrangements. On October 1, 2010, Continental merged with United Airlines. The combined carrier took the United Airlines name but uses the former Continental’s livery and logo. All of the service and alliance agreements we had in place with Continental have been transferred to the combined UAL entity. We believe that Copa’s co-branding and joint marketing activities, which continue with UAL, have enhanced its brand in Latin America, and that the relationship with UAL has afforded it cost-related benefits, such as improved purchasing power in negotiations with aircraft vendors and insurers. We are currently advanced in mutually beneficial negotiations with UAL and expect to extend the term, and continue with, an updated Alliance agreement from May 2016 forward. Due to the long-standing alliance relationship with Continental, and in order to ensure Copa remained fully aligned with Continental on a number of important joint initiatives, Copa officially joined Star Alliance on June 21, 2012, which Continental had joined at the end of 2009.

Since January 2001, we have grown significantly and have established a track record of consistent profitability, with the one exception of 2015. Although in 2015 our revenues and margins have decreased as compared to 2014, our total operating revenues have increased from $0.3 billion in 2001 to $2.3 billion in 2015 while our operating margins have also increased from 8.6% to 11.8% over the same period.

Our Strengths

We believe our primary business strengths that have allowed us to compete successfully in the airline industry include the following:

•	Our “Hub of the Americas” airport is strategically located. We believe that Copa’s base of operations at the geographically central location of Tocumen International Airport in Panama City, Panama provides convenient connections to our principal markets in North, Central and South America and the Caribbean, enabling us to consolidate traffic to serve several destinations that do not generate enough demand to justify point-to-point service. Flights from Panama operate with few service disruptions due to weather, contributing to high completion factors and on-time performance. Tocumen International Airport’s sea-level altitude allows our aircraft to operate without the performance restrictions they would be subject to at higher-altitude airports. We believe that Copa’s hub in Panama allows us to benefit from Panama City’s status as a center for financial services, shipping and commerce and from Panama’s stable, dollar-based economy, free-trade zone and growing tourism.

•	We focus on keeping our operating costs low. In recent years, our low operating costs and efficiency have contributed significantly to our profitability. Our operating cost per available seat mile, excluding costs for fuel and intangible write-off charges, was 6.73 in 2011, 6.77 in 2012, 6.75 in 2013, 6.57 in 2014 and 6.37 in 2015. We believe that our cost per available seat mile reflects our modern fleet, efficient operations and the competitive cost of labor in Panama.

•	We operate a modern fleet. Our fleet consists of modern Boeing 737-Next Generation and Embraer 190 aircraft equipped with winglets and other modern cost-saving and safety features. Over the next several years, we intend to enhance our modern fleet through the addition of 11 additional Boeing 737-Next Generation aircraft which will be delivered between 2016-2018 and 65 additional 737-MAX 8 and 9 aircraft to be delivered between 2018 and 2025. We believe that our modern fleet contributes to our on-time performance and high completion factor (percentage of scheduled flights not cancelled).

•	We believe Copa has a strong brand and a reputation for quality service. We believe that the Copa brand is associated with value to passengers, providing world-class service and competitive pricing. For the year ended December 31, 2015, Copa’s statistic for on-time performance, according to DOT standard methodology of arrivals within 14 minutes of scheduled arrival time, was 90.61% and its completion factor was 99.7%. We believe our focus on customer service has helped to build passenger loyalty. In addition, the excellent response to our new loyalty program, ConnectMiles, demonstrates the strong affinity Copa customers have for the brand.

•	Our management fosters a culture of teamwork and continuous improvement. Our management team has been successful at creating a culture based on teamwork and focused on continuous improvement. Each of our employees has individual objectives based on corporate goals that serve as a basis for measuring performance. When corporate operational and financial targets are met, employees are eligible to receive bonuses according to our profit sharing program. See “Item 6D. Employees.” We also recognize outstanding performance of individual employees through company-wide recognition, one-time awards, special events and, in the case of our senior management, grants of restricted stock and stock options. Our goal-oriented culture and incentive programs have contributed to a motivated work force that is focused on satisfying customers, achieving efficiencies and growing profitability.

Our Strategy

Our goal is to continue to grow profitably and enhance our position as a leader in Latin American aviation by providing a combination of superior customer service, convenient schedules and competitive fares, while maintaining competitive costs. The key elements of our business strategy include the following:

•	Expand our network by increasing frequencies and adding new destinations. We believe that demand for air travel in Latin America is likely to expand in the next decade, and we intend to use our increasing fleet capacity to meet this growing demand. We intend to focus on expanding our operations by increasing flight frequencies on our most profitable routes and initiating service to new destinations. Copa’s Panama City hub allows us to consolidate traffic and provide non-stop or one-stop connecting service to over 2,000 city pairs, and we intend to focus on providing new or increased service to destinations that we believe best enhance the overall connectivity and profitability of our network.

•	Continue to focus on keeping our costs low. We seek to reduce our cost per available seat mile without sacrificing services valued by our customers as we execute our growth plans. Our goal is to maintain a modern fleet and to make effective use of our resources through efficient aircraft utilization and employee productivity. We intend to reduce our distribution costs by increasing direct sales as well as improving efficiency through technology and automated processes.

•	Emphasize superior service and value to our customers. We intend to continue to focus on satisfying our customers and earning their loyalty by providing a combination of superior service and competitive fares. We believe that continuing our operational success in keeping flights on time, reducing mishandled luggage and offering convenient schedules to attractive destinations will be essential to achieving this goal. We intend to continue to incentivize our employees to improve or maintain operating and service metrics relating to our customers’ satisfaction by continuing our profit sharing plan and employee recognition programs. We will continue to reward our customer loyalty with, ConnectMiles awards, upgrades and access to our Copa Club lounges.

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

According to data from the International Air Transport Association, or “IATA”, Latin America comprised approximately 7.7% of international worldwide passengers flown in 2014 or 288.4 million passengers.

The Central American aviation market is dominated by international traffic. According to data from IATA, International revenue passenger miles (“RPMs”) are concentrated between North America and Central America. This segment represented 75.7% of international RPMs flown to and from Central America in 2014, compared to 9.5% RPMs flown between Central America and South America and 2.4% for RPMs flown between Central American countries. Total RPMs flown on international flights to and from Central America increased 4.6% in 2014, and load factors on international flights to and from Central America were 79.9% on average.

The chart below details passenger traffic between regions in 2014:

	2014 IATA Traffic Results
	Passenger Kms Flown		Available Seat Kms		Passenger LF
	(Millions)	Change (%)	(Millions)	Change (%)	LF	Change (%)

North America - Central America / Caribbean	126,158	9.5	155,367	10.4	81.2%	-0.7 p.p.
North America - South America	92,068	5.8	112,942	6.2	81.5%	-0.3 p.p.
Within South America	35,882	3.4	45,709	1.6	78.5%	1.3 p.p.
Central America/Caribbean - South America	27,261	9.6	34,502	8.7	79.0%	0.7 p.p.
Within Central America	6,996	(1.1)	10,947	9.1	63.9%	-6.6 p.p.

Panama serves as a hub for connecting passenger traffic between major markets in North, South, and Central America and the Caribbean. Accordingly, passenger traffic to and from Panama is significantly influenced by economic growth in surrounding regions. Major passenger traffic markets in North, South and Central America experienced growth in their GDP in 2015. Preliminary figures indicate that real GDP increased by 6.0% in Panama and by 2.5% in Colombia, according to data of the World Economic and Financial Survey conducted by the International Monetary Fund (“IMF”).

	GDP (in US$ billions)		GDP per Capita
	2015	2015	2015
	Current Prices (US$)	Real GDP (% Growth)	Current Prices (US$)
Argentina	579	(0.41)	13,428

Brazil	1,800	(3.03)	8,802

Chile	240	2.27	13,331

Colombia	274	2.50	5,687

Mexico	1,161	2.31	9,592

Panama	47	6.01	11,850

USA	17,968	2.57	55,904

Source: International Monetary Fund, World Economic Outlook Database, October 2015.

Panama has benefited from a stable economy with moderate inflation and steady GDP growth. According to IMF estimates, from 2009 to 2015, Panama’s real GDP grew at an average annual rate of 7.6%, while inflation averaged 3.6% per year. According to Panama’s Contraloría General, the service sector represents approximately 72% of total real GDP in Panama, a higher percentage of GDP than the service sector represents in most other Latin American countries. The IMF currently estimates Panama’s population to be approximately 3.8 million in 2015, with the majority of the population concentrated in Panama City, where our hub at Tocumen International Airport is located. We believe the combination of a stable, service-oriented economy and steady population growth has helped drive our domestic origin and destination passenger traffic.

Domestic travel within Panama primarily consists of individuals visiting families as well as domestic and foreign tourists visiting the countryside. Most of this travel is done via ground transportation, and its main flow is to and from Panama City, where most of the economic activity and population is concentrated. Demand for domestic air travel is growing and relates primarily to leisure travel from foreign and local tourists. Since January 2015, Copa has operated three daily flights to the second-largest city in Panama, David in Chiriqui. The remaining market is served primarily by one local airline, Air Panama, which operates a fleet primarily consisting of turbo prop aircraft generally with less than 50 seats. This airline offers limited international service and operates in the domestic terminal of Panama City, which is located 30 minutes by car from Tocumen International Airport.

Colombia is the third largest country in Latin America in terms of population, with a population of approximately 48.6 million in 2015 according to the IMF, and has a land area of approximately 440,000 square miles. Colombia’s GDP is estimated to be $274 billion for 2015, and per capita income was approximately $5.7 thousand (current prices) according to the International Monetary Fund. Colombia’s geography is marked by the Andean mountains and an inadequate road and rail infrastructure, making air travel a convenient and attractive transportation alternative. Colombia shares a border with Panama, and for historic, cultural and business reasons it represents a significant market for many Panamanian businesses.

Route Network and Schedules

As of December 31, 2015, Copa provided regularly-scheduled flights to 73 cities in North, Central and South America and the Caribbean. The majority of Copa flights operate through our hub in Panama City which allows us to transport passengers and cargo among a large number of destinations with service that is more frequent than if each route were served directly.

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

As a part of our strategic relationship with UAL, Copa provides flights through codesharing arrangements to over 200 other destinations. In addition to codeshares provided with our Star Alliance partners, Copa also has codesharing arrangements in place with several other carriers, including KLM, Gol, and Aeromexico.

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

The following table shows our revenue generated in each of our major operating regions.

Revenue by Region

	Year Ended December 31,
Region	2015	2014	2013	2012	2011

North America (1)	24.9%	20.5%	18.0%	16.7%	16.9%

South America	45.6%	55.1%	63.6%	60.8%	57.9%

Central America (2)	23.3%	19.7%	13.7%	17.8%	19.3%

Caribbean (3)	6.2%	4.7%	4.7%	4.7%	5.9%

(1)	Includes USA, Canada, Mexico
(2)	Includes Panama
(3)	Includes Cuba, Dominican Republic, Haiti, Jamaica, Puerto Rico, Aruba, Curaçao, St. Marteen, Bahamas, and Trinidad and Tobago.

Airline Operations

Passenger Operations

Passenger revenue accounted for approximately $2,167 million in 2015, $2,620 million in 2014, and $2,520 million in 2013 representing 96.3%, 96.8%, and 96.6%, respectively, of Copa’s total revenues. Leisure traffic, which makes up close to half of Copa’s total traffic, tends to coincide with holidays, school vacations and cultural events and peaks in July and August, and again in December and January. Despite these seasonal variations, Copa’s overall traffic pattern is relatively stable due to the constant influx of business travelers. Approximately half of Copa’s passengers regard Panama City as their destination or origination point, and most of the remaining passengers pass through Panama City in transit to other points on our route network.

Cargo Operations

In addition to our passenger service, we make efficient use of extra capacity in the belly of our aircraft by carrying cargo. Our cargo operations consist principally of freight service. Copa’s cargo business generated revenues of approximately $56.8 million in 2015, $60.6 million in 2014, and $60.9 million in 2013, representing 2.5%, 2.2%, and 2.3% respectively, of Copa’s operating revenues. We primarily move our cargo in the belly of our aircraft. However, we also wet-lease and charter freighter capacity when necessary to meet our cargo customers’ needs.

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

In May 1998, Copa Airlines and Continental entered into a comprehensive alliance agreement package, encompassing a broad array of activities such as Copa’s participation in Continental’s frequent flyer programs and VIP lounges; as well as agreements in other areas, such as trademarks. These agreements were initially signed for a period of ten years. In November 2005, Copa and Continental amended and restated these agreements and extended their term through the year 2016. Currently both carriers are working together to renew and extend the duration of these agreements.

Copa Holdings is also a party to a supplemental agreement with CIASA and Continental entered into in connection with Continental’s May 2008 offering of our shares. The supplemental agreement terminates the shareholders’ agreement between the Company, CIASA and Continental that existed prior to Continental’s exit and further amends the amended and restated registration rights agreement between the parties. Pursuant to the supplemental agreement, Continental received the right to appoint a member of its senior management to our Board of Directors during the term of our alliance agreement with Continental.

On October 1, 2010, Continental merged with United Airlines and became a wholly-owned subsidiary of UAL. All the benefits from our previous alliance with Continental have been recognized by UAL. Our alliance relationship with Continental enjoyed a grant of antitrust immunity from the U.S. Department of Transportation, or DOT. The DOT has issued a “route transfer order” document after Continental merged with UAL, whereby the existing antitrust immunity grant between Continental and Copa Airlines is now in effect between UAL and Copa Airlines.

As a result of our alliance, we have benefited from Continental’s and now UAL’s expertise and experience over the past decade. For example, prior to July 2015 when we launched our own frequent flyer program, ConnectMiles we adopted Continental’s OnePass (now UAL’s MileagePlus) frequent flyer program and rolled out a co-branded joint product in much of Latin America, which enabled Copa to develop brand loyalty among travelers. The co-branding of the OnePass (now MileagePlus) loyalty programs helped to leverage the brand recognition that Continental already enjoyed across Latin America and has enabled Copa to compete more effectively against regional competitors such as Avianca-Taca and the Oneworld alliance represented by American Airlines and LAN Airlines. We also share UAL’s Sceptre inventory management software, which allows Copa to pool spare parts with the larger airline and to rely on UAL to provide engineering support for maintenance projects. We have also been able to take advantage of UAL’s purchasing power and negotiate more competitive rates for spare parts and third-party maintenance work. In addition to the Sceptre system, we have adopted several important information technology systems, such as the “SHARES” computer reservation system in an effort to maintain commonality with UAL.

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

Our alliance with UAL is governed by several interrelated agreements. Each of the agreements, as amended and restated, will expire three years after one of the parties has given written notice to the other. In May 2013, UAL provided us with such notice. We are currently advanced in mutually beneficial negotiations with UAL and expect to extend the term, and continue with, an updated alliance agreement from May 2016 forward.

Alliance Agreement. Under our current alliance agreement with UAL, both entities agree to continue their codesharing relationship with extensions as they feel appropriate and to work to maintain our antitrust immunity with the DOT. In order to support the codesharing relationship, the alliance agreement also contains provisions mandating a continued frequent flyer relationship between the airlines, setting minimum levels of quality of service for the airlines and encouraging cooperation in marketing and other operational initiatives. Under the alliance agreement, UAL and Copa are prohibited from entering into commercial agreements with certain classes of competing airlines, and the agreement requires both parties to include each other, as practicable, in their commercial relationships with other airlines. Other than by expiration as described above, the agreement is also terminable by either airline in cases of, among other things, uncured material breaches of the alliance agreement by the other airline, bankruptcy of the other airline, termination of the services agreement for breach by the other airline, termination of the frequent flyer participation agreement without entering into a successor agreement with the other airline, certain competitive activities, certain changes of control of either of the parties and certain significant operational service failures by the other airline.

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

Frequent Flyer Participation Agreement. In July 2015, we elected to cease co-branding the MileagePlus frequent flyer program in Latin America and launched our own frequent flyer program, ConnectMiles. We have reached a scale where establishing our own direct relationship with our customers is warranted. Copa and UAL will remain strong loyalty partners through our participation in the Star Alliance.

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

Sales, Marketing and Distribution

Sales and Distribution. Approximately 66.0% of sales during 2015 were completed through travel agents, including OTAs, and other airlines while approximately 34.0% were direct sales via our city ticket offices (“CTO”s), call centers, airport counters or website. Travel agents receive base commissions, not including back-end incentive payments, ranging from 0% to 6% depending on the country. The weighted average rate for these commissions during 2015 was 2.09%. In recent years, base commissions have decreased significantly in most markets as more efficient back-end incentive programs have been implemented to reward selected travel agencies that exceed their sales targets.

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

Copa has a sales and marketing network consisting of 71 domestic and international ticket offices, including airport and city ticket offices located in Panama and Colombia. During the year ended December 31, 2015, approximately 12.7% and 3.0% of its sales were booked through our ticket counters and call center, respectively.

The call center that operates Copa’s reservations and sales services handles calls from Panama as well as most other countries to which Copa flies. Such centralization has resulted in a significant increase in telephone sales, as it efficiently allows for improvements in service levels such as 24-hour-a-day, 7-days-a-week service, in three different languages.

We encourage the use of direct internet bookings by our customers because it is our most efficient distribution channel. In 2015, 17.9% of our sales were made via the website. Copa’s goal is to channel more of its total sales through the website.

Advertising and Promotional Activities. Our advertising and promotional activities include the use of television, print, radio and billboards, as well as targeted public relation events in the cities where we fly. In recent years, we have increased our use of social media via Facebook and Twitter to enhance our brand image and engage customers in a new way. We believe that the corporate traveler is an important part of our business, and we particularly promote our service to these customers by conveying the reliability, convenience and consistency of our service and offering value-added services such as convention and conference travel arrangements. We also promote package deals for the destinations where we fly through combined efforts with selected hotels and travel agencies.

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

In 2011, the LAN Group acquired Aires, a low-cost Colombian air carrier, which is now operated as LAN Colombia. In 2012, the LAN Group acquired the Brazilian TAM Airlines, which resulted in the creation of the LATAM Airlines Group (LATAM). In addition, several other air carriers have reorganized in recent years, including certain of our competitors, such as Avianca-Taca and Delta, and have benefited from lower operating costs and fare discounting in order to maintain cash flows and to enhance continued customer loyalty. For example, Grupo Viva is a new and expanding low-cost competitor created by Irelandia Aviation and Grupo IAMSA.

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

Aircraft

As of December 31, 2015, Copa operated a fleet consisting of 100 aircraft, including 14 Boeing 737-700 Next Generation aircraft, 63 Boeing 737-800 Next Generation aircraft and 23 Embraer 190 aircraft. As of December 31, 2015, Copa had firm orders, including purchase and lease commitments, for 11 additional Boeing 737 Next Generation aircraft. We have firm orders for 65 additional 737-MAX 8 and 9 aircraft to be delivered between 2018 and 2025.

The current composition of the Copa fleet as of December 31, 2015 is fully described below:

	Average Term of Lease
	Number of Aircraft			Remaining	Average Age	Seating
	Total	Owned	Leased	(Years)	(Years)	Capacity
Boeing 737-700	14	12	2	1.3	13.6	124
Boeing 737-800	63	36	27	5.0	3.8	154/160
Embraer 190	23	19	4	0.9	8.4	94/106

Total	100	67	33	4.3	6.2	—

The table below describes the expected size of our fleet at the end of each year set forth below, assuming delivery of all aircraft for which we currently have firm orders but not taking into account any aircraft for which we have purchase rights and options:

Aircraft Type	2016	2017	2018	2019	2020	2021
737-700(1)	14	12	12	12	14	14
737-800(2)	64	70	72	63	60	56
737-MAX(3)	0	0	5	10	22	34
Embraer 190	21	19	19	19	19	19
Total Fleet	99	101	108	104	115	123

(1)	Assumes the return of leased aircraft upon expiration of lease contracts.
(2)	We have the flexibility to choose between the different members of the 737-Next Generation family of aircraft for most of the 737-800 aircraft deliveries.
(3)	We have the flexibility to choose between the different members of the 737-MAX family.

The Boeing 737 aircraft currently in our fleet are fuel-efficient and suit our operations well for the following reasons:

•	They have simplified maintenance procedures.

•	They require just one type of standardized training for our crews.

•	They have one of the lowest operating costs in their class.

Our focus on profitable operations means that we periodically review our fleet composition. As a result, our fleet composition changes over time when we conclude that adding other types of aircraft will help us achieve this goal. The introduction of any new type of aircraft to our fleet is only done if, after careful consideration, we determine that such a step will improve our profitability. In line with this philosophy, after conducting a careful cost-benefit analysis, we added the Embraer 190 aircraft because its combination of smaller size and highly efficient operating characteristics made it the ideal aircraft to serve new mid-sized markets and to increase frequency to existing destinations. The Embraer 190 incorporates advanced design features, such as integrated avionics, fly-by-wire flight controls, and CF34-10 engines made by General Electric. The Embraer E190 has a range of approximately 2,000 nautical miles, enabling it to fly to a wide range of destinations from short-haul to certain medium-haul destinations. We have configured Copa’s Embraer aircraft with a business class section similar to the business class section we have on our Boeing 737-Next Generation aircraft. Following our growth strategy, we have placed an order of 65 Boeing 737-MAX 8 and 9 aircraft. The 737-MAX will provide additional benefits to the current fleet such as fuel efficiency, longer range and additional capacity compared to the current Copa seat configuration.

Through several special purpose vehicles, we currently have beneficial ownership of 67 of our aircraft, including 19 Embraer 190s. In addition, we lease two of our Boeing 737-700s, 27 of our Boeing 737-800s, and four of our Embraer 190s under long-term operating lease agreements that have an average remaining term of 4.3 years. In the last three years, we have begun financing certain aircraft by entering into sale-leaseback transactions. In 2013, we sold four Boeing 737-800 aircraft delivered in 2013 to MC Aviation Partners (“MCAP”), the aircraft leasing arm of Mitsubishi Corporation, and in 2014 an additional four Boeing 737-800 aircraft delivered in 2014 to SMBC Aviation Capital (“SMBC”). We have entered into leasing arrangements on market terms with the purchasers for all eight aircraft. Leasing some of our aircraft provides us with flexibility to change our fleet composition if we consider it to be in our best interests to do so. We make monthly rental payments, some of which are based on floating rates, but we are not required to make termination payments at the end of the lease. Currently, we do not have purchase options in any of our operating lease agreements. Under our operating lease agreements, we are required in some cases to maintain maintenance reserve accounts and in other cases to make supplemental rent payments at the end of the lease that are calculated with reference to the aircraft’s maintenance schedule. In either case, we must return the aircraft in the agreed upon condition at the end of the lease term. Title to the aircraft remains with the lessor. We are responsible for the maintenance, servicing, insurance, repair and overhaul of the aircraft during the term of the lease.

To better serve the growing number of business travelers, we offer a business class (Clase Ejecutiva) configuration in our fleet. Our business class service features upgraded meal service, special check-in desks, bonus mileage for full-fare business class passengers and access to VIP lounges. In our Boeing 737-700, we offer 12 business class luxury seats with 38-inch pitch. Our Boeing 737-800 currently have two different configurations, one with 16 business class seats with 38-inch pitch; and a second, introduced in 2012, with 49-inch pitch seats, an increase of 11 inches in each row, which is currently being used on 36 of our 737-800s. In order to accommodate these luxury seats, a row from economy class was removed, decreasing the total number of seats in those aircraft from 160 to 154. On our Embraer 190s, we offer two different configurations, one with twelve business class seats in a four abreast configuration with 40-inch pitch, and one with ten business class seats in a three abreast configuration with 38-inch pitch.

Each of our Boeing 737-Next Generation aircraft is powered by two CFM International Model CFM 56-7B engines. Each of our Embraer 190 aircraft is powered by two CF34-10 engines made by General Electric. We currently have 14 spare engines for service replacements and for periodic rotation through our fleet.

Maintenance

The maintenance performed on our aircraft can be divided into two general categories: line and heavy maintenance. Line maintenance consists of routine, scheduled maintenance checks on our aircraft, including pre-flight, daily and overnight checks, “A-checks” and any diagnostics and routine repairs. Copa’s line maintenance is performed by Copa’s own technicians at our base in Panama and at stations outside Panama by Copa Airlines, Copa Colombia employees or third-party contractors. Heavy maintenance consists of more complex inspections and overhauls, including “C-checks,” and servicing of the aircraft that cannot be accomplished during an overnight visit. Maintenance checks are performed intermittently as determined by the aircraft manufacturer. These checks are based on the number of hours or calendar months flown. Historically we have contracted with certified outside maintenance providers, such as COOPESA, which is certified as an authorized repair station by the FAA and the AAC, for all heavy aircraft maintenance services. In October of 2010, Copa decided to begin performing a portion of the heavy maintenance works in-house, and the hiring, training, facility and tooling setup, as well as enhancing certain support shops, were completed during a ten-month period. Copa acquired the required certifications by the local authorities in August 2011 in connection with its first in-house C-check and performed its second C-check in October of the same year. In 2015, 19 of the 33 heavy maintenance checks were successfully performed in-house.

Copa also has an exclusive long-term contracts with GE Engines whereby they perform maintenance on all of our CFM-56 and CFM-34 engines. When possible, Copa attempts to schedule heavy maintenance during its lower-demand seasons in order to maximize productive use of its aircraft.

Copa Airlines and Copa Colombia employ, system-wide, over 518 maintenance professionals, including engineers, supervisors, technicians and mechanics, who perform maintenance in accordance with maintenance programs that are established by the manufacturer and approved and certified by international aviation authorities. Every mechanic is trained in factory procedures and goes through our own rigorous in-house training program. Every mechanic is licensed by the AAC and approximately 34 of our mechanics are also licensed by the FAA. Our safety and maintenance procedures are reviewed and periodically audited by the aircraft manufacturer, the AAC, the FAA, IATA and, to a lesser extent, every foreign country to which we fly. Copa Airlines’ maintenance facility at Tocumen International Airport has been certified by the FAA as an approved repair station, and twice a year the FAA inspects its facilities to validate and renew the certification. Copa’s aircraft are initially covered by warranties that have a term of four years, resulting in lower maintenance expenses during the period of coverage. All of Copa Airlines’ and Copa Colombia’s mechanics are trained to perform line maintenance on both the Boeing 737-Next Generation and Embraer 190 aircraft.

All of Copa Colombia’s maintenance and safety procedures are performed according to Boeing standards (certified by the FAA), and certified by the Aeronáutica Civil of Colombia and BVQi, the institute that issues ISO (International Organization for Standardization) quality certificates. All of Copa Colombia’s maintenance personnel are licensed by the Aeronáutica Civil of Colombia. In August 2015, Copa Colombia received its IATA Operational Safety Audit (IOSA) compliance certification until December 2017.

Safety

We place a high priority on providing safe and reliable air service. We are focused on continuously improving our safety performance by implementing internationally recognized best-practices such as Safety Management System (SMS), Flight Data Analysis (FDA), internal and external operational safety audits, and associated programs.

Our SMS provides operational leaders with reactive, proactive, and predictive data analyses that are delivered on a frequent and recurring basis. This program also uses a three-tiered meeting structure to ensure the safety risk of all identified hazards are assessed and corrective actions (if required) are implemented. At the lowest meeting level, the Operational Leaders review the risk assessments, assign actions, and monitor progress. At the middle meeting level, the Chief Operations Officer meets with the Operational Leaders to ensure all cross-divisional issues are properly addressed and funded. At the highest meeting level, the Chief Executive Officer monitors the performance of the SMS program and ensures the safety risk is being properly managed.

The SMS is supported by safety investigations and a comprehensive audit program. Investigations are initiated either by operational events or analyses of relevant trend information, such as via our Flight Data Analysis program. These investigations are conducted by properly qualified and trained internal safety professionals. Our audit program consists of three major components. The first serves as the aircraft maintenance quality assurance program and is supported by six dedicated maintenance professionals. The second team consists of an internal team dedicated to conducting standardized audits of airport, flight operations, and associated functions. The third component of our audit program is a biennial audit of all operational components by the internationally recognized standard—IATA Operational Safety Audit (IOSA). We are happy to report that in 2015 both certificates (Copa Airlines—Panama and Copa Airlines—Colombia) successfully completed the IOSA recertification following audits by external providers.

Airport Facilities

We believe that our hub at Panama City’s Tocumen International Airport (PTY) is an excellent base of operations for the following reasons:

•	Panama’s consistently temperate climate is ideal for airport operations. For example, in recent years Tocumen was closed and unavailable for flight operations for a total of fewer than two hours per year on average

•	Tocumen is the only airport in Central America with two operational runways. Also, unlike some other regional airports, consistent modernization and growth of our hub has kept pace with our needs. In 2012, Tocumen Airport completed Phase II of an expansion project of the existing terminal. Recently, a bid for the construction of a new south terminal, with an additional 20 gates and a second customs area, was awarded. Construction on the south terminal started in 2013 and is expected to be completed in 2018.

•	Panama’s central and sea level location provides a very efficient base to operate our narrow body fleet, efficiently serving short and long-haul destinations in Central, North and South America, as well as the Caribbean.

•	Travelers can generally make connections easily through Tocumen because of its manageable size and Panama’s policies accommodating in-transit passengers.

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

We worked closely with the airport’s management and consulted with the IATA infrastructure group to provide plans and guidance for Phase I of an airport expansion that provided eight new gate positions with jet bridges, six new remote parking positions, expanded retail areas and improved baggage-handling facilities. The government authorized $70 million to cover the costs of this expansion. Work on Phase I was completed in the third quarter of 2006. Phase II of the expansion added 12 additional jet bridge gates and was completed in the fourth quarter of 2012. Recently, a bid for the construction of a new south terminal, with an additional 20 gates and a second customs area, was awarded. Construction on the south terminal started in 2013 and is expected to be completed in 2018.

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

We lease a variety of facilities at Tocumen, including our maintenance hangar and our operations facilities in the airport terminal. From our System Operations Control Center located within our corporate headquarters building, we dispatch, track and direct our aircraft throughout the hemisphere and respond to operational contingencies as necessary. We generally cooperate with the airport authority to modify the lease terms as necessary to account for capital improvements and expansion plans. Currently, our Gold and higher PreferMember passengers have access to a Copa Club at the Tocumen International Airport in Panama. The capacity of the lounge is approximately 250 passengers and boasts a spacious footprint of more than 10,000 square feet, offering more space, improved facilities and additional value to our passengers.

Our Gold and higher PrefereMember passengers also have access to four other Copa Clubs in the region, which are strategically located in San José, Guatemala City, Santo Domingo, and Medellin. The Copa Club in San José is located at the Juan Santa Maria International Airport and has a capacity of up to 160 passengers with an area of almost 6,400 square feet. The Copa Club in Guatemala City is located at the Aurora International Airport and has a capacity of more than 55 passengers with an area of almost 2,400 square feet. In Santo Domingo, the lounge is located at the Las Americas International Airport with a capacity in excess of 65 passengers and an area of almost 3,000 square feet. Additionally, the Copa Club in Medellin, located at Jose Maria Cordova International Airport, has an area close to 2,800 square feet and a capacity for more than 75 passengers.

Fuel

Fuel costs are extremely volatile, as they are subject to many global economic, geopolitical, weather, environmental and other factors that we can neither control nor accurately predict. Due to its inherent volatility, aircraft fuel has historically been our most unpredictable unit cost. In the past, rapid increases in prices have come from increased demand for oil coupled with limited refinery capacity and instability in oil-exporting countries. Recently, prices have decreased due to the strong U.S. dollar, declining demand and rising crude oil inventories.

	Aircraft Fuel Data
	2015	2014	2013

Average price per gallon of jet fuel into plane (excluding hedge) (in U.S. dollars)	$1.83	$3.05	$3.22
Gallons consumed (in millions)	277.1	268.5	247.5
Available seat miles (in millions)	21,675	20,757	18,950
Gallons per ASM (in hundredths)	1.28	1.29	1.31

From 2009 to 2015, the average price of West Texas Intermediate (“WTI”) crude oil, a benchmark widely used for crude oil prices that is measured in barrels and quoted in U.S. dollars, decreased by 20.8% from $61.7 per barrel to $48.8 per barrel. During 2015, fuel prices experienced a continuous decrease, with WTI crude prices reaching the price of approximately $37.4 per barrel for the month of December. In 2015, we hedged 28% of our requirements through the use of jet fuel swap and zero cost collars contracts. While prices have significantly decreased since their peak in 2008, we believe that fuel prices are likely to increase in the future. We have hedged approximately 33% and 6% of our anticipated fuel needs for 2016 and 2017, respectively. We will continue to evaluate various hedging strategies, and we may enter into additional hedging agreements in the future. Any prolonged increase in the price of jet fuel will likely materially and negatively affect our business, financial condition and results of operation. In the past, we have managed to offset some of the increases in fuel prices with higher load factors, fuel surcharges and fare increases. In addition, our relatively young, winglet-equipped fleet also helps us mitigate the impact of higher fuel prices.

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

Environmental

Our operations are covered by various local, national, and international environmental regulations. These regulations cover, among other things, gas emissions into the atmosphere, disposal of solid waste and aqueous effluents, aircraft noise, and other activities that result from the operation of aircraft and our aircraft comply with all environmental standards applicable to their operations as described in this annual report. In 2010, we were recognized by GreenHorizon Aviation with the “World’s Most Sustainable Airline” Environmental Award. In 2009, we conducted, through a consulting firm, a voluntary environmental audit of our hangar and support facilities at the Tocumen International Airport to determine what, if any, measures we needed to implement in order to satisfy the Panamanian General Environmental Law and regulations at those facilities. In 2013, the Panamanian National Environmental Authority (“ANAM”) approved the Environmental Management and Adequacy Program (“PAMA”) we submitted, which incorporates the adequacy and compliance actions to be implemented following the 2013 ANAM´s approval, actions like a recycling program, better use of natural resources, electric energy consumption reduction plan, among many others. We currently comply with the General Environmental Law, and we are in the process of final adequacy of our wastewater treatment plant (PTAR) at our on-board services facilities (AAB). Once the PTAR is in compliance with all parameters required by COPANIT 35-2000 then we will apply for its operation permission to ANAM, and the PAMA final report will be presented to ANAM in order to get final resolution and establish its annual following-up assessments. Copa Airlines is an active signatory company of the Global Compact of the United Nations and its local chapter of the Global Compact Network Panama, and have, thus, published our Communication on Progress (COP) since October 2001. This Global Compact agreement required us to implement some measures like maintaining a young fleet, incorporating new navigation technologies such as RNAV to reduce fuel consumption, installation of winglets in our planes to reduce fuel consumption, CO2 emission compensation programs for our passengers, and recycling, among many others During 2015 we collected a total of 194 tons of recycling materials in Panama´s COPA facilities, which represents a total approximately $23,300 in savings resulting from not sending this waste to the landfill. Our recycling programs also include the burned oil from vehicles and contaminated fuel drained from aircrafts. We outsourced the collection of 5,385 gallons of hydrocarbons in 2015 and its subsequent conversion into industrial boiler fuel. We also outsourced the collection of 120,212 gallons of oily water from aircraft cleaning operations and the subsequent treatment of 96,170 gallons which were then returned to nature.

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

The Panamanian government does not have an equity interest in our Company Bilateral agreements signed by the Panamanian government have protected our operational position and route network, allowing us to have a significant hub in Panama to transport intraregional traffic within and between the Americas and the Caribbean. All international fares are filed and, depending on the bilateral agreement, are technically subject to the approval of the Panamanian government. Historically, we have been able to modify ticket prices on a daily basis to respond to market conditions. Copa Airlines’ status as a private carrier means that it is not required under Panamanian law to serve any particular route and is free to withdraw service from any of the routes it currently serves, subject to bilateral agreements. We are also free to determine the frequency of service we offer across our route network without any minimum frequencies imposed by the Panamanian authorities.

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

Although the Panamanian government does not currently have the authority to dictate the terms of our service, the government is responsible for negotiating the bilateral agreements with other nations that allow us to fly to other countries. Several of these agreements require Copa to remain “effectively controlled” and “substantially owned” by Panamanian nationals in order for us to use the rights conferred by the agreements. Such requirements are analogous to the Panamanian Aviation Act described above that requires Panamanian control of our business.

Antitrust Regulations. In 1996, the Republic of Panama enacted antitrust legislation, which regulates industry concentration and vertical anticompetitive practices and prohibits horizontal collusion. The Consumer Protection and Free Trade Authority is in charge of enforcement and may impose fines only after a competent court renders an adverse judgment. The law also provides for direct action by any affected market participant or consumer, independently or through class actions. The law does not provide for the granting of antitrust immunity, as is the case in the United States. In February 2006, the antitrust legislation was amended to increase the maximum fines that may be assessed for violations to $1,000,000 for violations and $250,000 for minor infractions of antitrust law. In October 2007, the antitrust legislation was amended again to include new regulations.

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

Colombia

Even though the Colombian aviation market continues to be regulated by the Colombian Civil Aviation Administration, Unidad Especial Administrativa de Aeronáutica Civil, or “Aeronáutica Civil,” the government policies have become more liberal in recent years.

Colombia has expanded its open-skies agreements with several countries in the last years. In addition to Aruba and the Andean Pact nations of Bolivia, Ecuador and Peru, open-skies agreements have been negotiated with Costa Rica, El Salvador, Panama, Dominican Republic and Ecuador. In the framework of liberalization between Colombia and Panama, any airline has the right to operate unlimited frequencies between any city pair of the two countries. As a result, Copa offers scheduled services between nine main cities in Colombia and Panama. In November 2010, Colombia signed an open-skies agreement with the United States, which took effect in January 2013. With respect to domestic aviation, airlines must present feasibility studies to secure specific route rights, and no airline may serve the city pairs with the most traffic unless that airline has at least five aircraft with valid airworthiness certificates. While Aeronautica Civil has historically regulated the competition on domestic routes, in December 2012 it revoked a restriction requiring a maximum number of competing airlines on each domestic route.

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

Authorization and Certificates: Colombian law requires airlines providing commercial services in Colombia to hold an operation certificate issued by the Aereonautica Civil which is automatically renewed every five years. Copa Colombia’s operation certificate was automatically renewed in 2013.

Safety Assessment: On December 9, 2010, Colombia was re-certified as a Category 1 country under the FAA’s IASA program.

Ownership Requirements: Colombian regulations establish that an airline satisfies the ownership requirements of Colombia if it is registered under the Colombian Laws and Regulations.

Antitrust Regulations: In 2009, an antitrust law was issued by the Republic of Colombia, however, commercial aviation activities remain under the authority of the Aeronautica Civil.

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

Copa Airlines’ operations in the United States are also subject to regulation by the FAA with respect to aviation safety matters, including aircraft maintenance and operations, equipment, aircraft noise, ground facilities, dispatch, communications, personnel, training, weather observation, air traffic control and other matters affecting air safety. The FAA requires each foreign air carrier serving the United States to obtain operational specifications pursuant to 14 CFR Part 129 of its regulations and to meet operational criteria associated with operating specified equipment on approved international routes. We believe that we are in compliance in all material respects with all requirements necessary to maintain in good standing our operations specifications issued by the FAA. The FAA can amend, suspend, revoke or terminate those specifications, or can temporarily suspend or permanently revoke our authority if we fail to comply with the regulations, and can assess civil penalties for such failure. A modification, suspension or revocation of any of our DOT authorizations or FAA operating specifications could have a material adverse effect on our business. The FAA also conducts safety audits and has the power to impose fines and other sanctions for violations of airline safety regulations. We have not incurred any material fines related to operations. The FAA also conducts safety International Aviation Safety Assessment (“IASA”) as to Panama’s compliance with International Civil Aviation Organization (“ICAO”) safety standards. Panama is currently considered a Category 1 country that complies with ICAO international safety standards. As a Category 1 country, no limitations are placed upon our operating rights to the Unites States. If the FAA should determine that Panama does not meet the ICAO safety standards, the FAA and DOT would restrict our rights to expand operations to the United States.

Security. On November 19, 2001, the U.S. Congress passed, and the President signed into law, the Aviation and Transportation Security Act (the “Aviation Security Act”). This law federalized substantially all aspects of civil aviation security and created the TSA, an agency of the Department of Homeland Security, to which the security responsibilities previously held by the FAA were transitioned. The Aviation Security Act requires, among other things, the implementation of certain security measures by airlines and airports, such as the requirement that all passengers, their bags and all cargo be screened for explosives and other security related contraband. Funding for airline and airport security required under the Aviation Security Act is provided in part by a $2.50 per segment passenger security fees for flights departing from the United States, subject to a $10 per roundtrip cap; however, airlines are responsible for costs incurred to meet security requirements beyond those provided by the TSA. The United States government is considering increases to this fee as the TSA’s costs exceed the revenue it receives from these fees. Implementation of the requirements of the Aviation Security Act has resulted in increased costs for airlines and their passengers. Since the events of September 11, 2001, the U.S. Congress has mandated and the TSA has implemented numerous security procedures and requirements that have imposed and will continue to impose burdens on airlines, passengers and shippers.

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

D. Property and Equipment

Headquarters

Our headquarters are located six miles away from Tocumen International Airport. We have leased five floors consisting of approximately 119,700 square feet of the building from Desarollo Inmobiliario del Este, S.A., an entity controlled by the same group of investors that controls CIASA, under a ten-year lease that began in January 2015 at a rate of $0.29 million per month.

Other Property

At Tocumen International Airport, we lease a maintenance hangar, operations offices in the terminal, counter space, parking spaces and other operational properties from the entity that manages the airport. We pay approximately $155,059 per month for this leased property. Around Panama City, we also lease various office spaces, parking spaces and other properties from a variety of lessors, for which we pay approximately $56,169 per month in the aggregate.

In each of our destination cities, we also lease space at the airport for check-in, reservations and airport ticket office sales, and we lease space for CTOs in 60 of those cities.

Copa Colombia leases most of its airport offices and CTOs. Owned properties only include one CTO and a warehouse close to the Bogota airport.

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

Copa currently offers approximately 360 daily scheduled flights among 73 destinations in 31 countries in North, Central and South America and the Caribbean from its Panama City hub. Copa provides passengers with access to flights to more than 200 other destinations through codeshare arrangements with UAL pursuant to which each airline places its name and flight designation code on the other’s flights. Through its Panama City hub, Copa Airlines is able to consolidate passenger traffic from multiple points to serve each destination effectively.

Copa Airlines and Copa Colombia operate a modern fleet of 77 Boeing 737-Next Generation aircraft and 23 Embraer 190 aircraft. To meet growing capacity requirements, we have firm orders, including purchase and lease commitments. As of December 31, 2015 the Company has two purchase contracts with Boeing: the first contract entails eleven firm orders of Boeing 737 Next Generation aircraft, which will be delivered between 2016 and 2018, the second contract entails 65 firm orders of Boeing 737 MAX aircraft, which will be delivered between 2018 and 2025.

We began our strategic alliance with Continental, now UAL, in 1998. Since then, we have conducted joint marketing and code-sharing arrangements. We believe that Copa’s co-branding and joint marketing activities with UAL have enhanced our brand in Latin America, and that the relationship with UAL has afforded cost-related benefits, such as improved purchasing power in negotiations with aircraft vendors and insurers. We are currently advanced in mutually beneficial negotiations with UAL and expect to extend the term, and continue with, an updated alliance agreement from May 2016 forward.

Factors Affecting Our Results of Operations

Fuel

Fuel cost is our single largest operating expense and, as a result, our results of operations are likely to continue to be materially affected by the cost of fuel as compared with prior periods. From 2009 to 2015, the average price of West Texas Intermediate (“WTI”) crude oil, a benchmark widely used for crude oil prices that is measured in barrels and quoted in U.S. dollars, decreased by 20.8% from $61.7 per barrel to $48.8 per barrel. During 2015, fuel prices experienced a continuous decrease, with WTI crude prices reaching the price of approximately $37.4 per barrel for the month of December. In 2015, we hedged 28% of our requirements through the use of jet fuel swap and zero cost collars contracts. While prices have significantly decreased since their peak in 2008, we believe that fuel prices are likely to increase in the future. We have hedged approximately 33% and 6% of our anticipated fuel needs for 2016 and 2017, respectively. We will continue to evaluate various hedging strategies, and we may enter into additional hedging agreements in the future. Any prolonged increase in the price of jet fuel will likely materially and negatively affect our business, financial condition and results of operation. In the past, we have managed to offset some of the increases in fuel prices with higher load factors, fuel surcharges and fare increases. In addition, our relatively young, winglet-equipped fleet also helps us mitigate the impact of higher fuel prices.

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

According to data from The Preliminary Overview of the Economies of Latin America and the Caribbean, an annual United Nations publication prepared by the Economic Development Division, the economy of Latin America (including the Caribbean) decreased by 0.4% in 2015 and is estimated to increase by 0.2% in 2016. In recent years, the Panamanian economy has outpaced the economic growth of the United States and of Latin America. In 2015, preliminary figures indicate that the Panamanian economy grew by 6.0% (versus 6.2% in 2014) while headline inflation (as indicated by the consumer price index) rose by 1.0% in 2015. Additionally, the Colombian economy has experienced relatively stable growth. The Colombian gross domestic product grew by 4.6% in 2014 and an estimated 2.5% in 2015 while headline inflation (as indicated by the consumer price index) rose by 4.4% in 2015.

Revenues

We derive our revenues primarily from passenger transportation, which represents 96.3% of our revenues for the year ended December 31, 2015. In addition, 3.7% of our total revenues are derived from cargo and other revenues.

We recognize passenger revenue when transportation is provided. Passenger revenues reflect the capacity of our aircraft on the routes we fly, load factor and yield. Our capacity is measured in terms of available seat miles (“ASM”s), which represents the number of seats available on our aircraft multiplied by the number of miles the seats are flown. Our usage is measured in terms of RPMs, which is the number of revenue passengers multiplied by the miles these passengers fly. Load factor, or the percentage of our capacity that is actually used by paying customers, is calculated by dividing RPMs by ASMs. Yield is the average amount that one passenger pays to fly one mile. We use a combination of approaches, taking into account yields, flight load factors and effects on load factors of connecting traffic, depending on the characteristics of the markets served, to arrive at a strategy for achieving the best possible revenue per available seat mile, balancing the average fare charged against the corresponding effect on our load factors.

We recognize cargo revenue when transportation is provided. Our other revenue consists primarily of excess baggage charges, ticket change fees and charter flights.

Overall demand for our passenger and cargo services is highly dependent on the regional economic environment in which we operate, including the GDP of the countries we serve and the disposable income of the residents of those countries. Approximately 40% of our passengers travel at least in part for business reasons, and the growth of intraregional trade greatly affects that portion of our business. The remaining 60% of our passengers are tourists or travelers visiting friends and family.

The following table sets forth our capacity, load factor and yields for the periods indicated.

	2015	2014	2013	2012	2011

Capacity (in available seat miles, in millions)	21,675	20,757	18,950	16,567	13,352
Load factor	75.2%	76.7%	76.7%	75.4%	76.4%
Yield (in cents)	13.28	16.46	17.34	17.31	17.13

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

Aircraft fuel. The price we pay for aircraft fuel varies significantly from country to country primarily due to local taxes. While we purchase aircraft fuel at all the airports to which we fly, we attempt to negotiate fueling contracts with companies that have a multinational presence in order to benefit from volume purchases. During 2015, as a result of the location of its hub, Copa purchased 55% of its aircraft fuel in Panama. Copa has 21 suppliers of aircraft fuel across its network. In some cases, we tanker fuel in order to minimize our cost by fueling in airports where fuel prices are lowest. Our aircraft fuel expenses are variable and fluctuate based on global oil prices. From 2009 to 2015, the average price of West Texas Intermediate (“WTI”) crude oil, a benchmark widely used for crude oil prices that is measured in barrels and quoted in U.S. dollars, decreased by 20.8% from $61.7 per barrel to $48.8 per barrel. While prices have significantly decreased since their peak in 2008, we believe that fuel prices are likely to increase in the future. In the past, we have managed to offset some of the increases in fuel prices with higher load factors, fuel surcharges and fare increases. In addition, our relatively young, winglet-equipped fleet also helps us mitigate the impact of higher fuel prices. Historically, we have not hedged a significant portion of our fuel costs. We have hedged 33% and 6% of our anticipated fuel needs for 2016 and 2017, respectively.

	Aircraft Fuel Data
	2015	2014	2013

Average price per gallon of jet fuel into plane (excluding hedge) (in U.S. dollars)	$1.83	$3.05	$3.22
Gallons consumed (in millions)	277.1	268.5	247.5
Available seat miles (in millions)	21,675	20,757	18,950
Gallons per ASM (in hundredths)	1.28	1.29	1.31

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

Aircraft rent. Our aircraft rental expenses are generally fixed by the terms of our operating lease agreements. We currently have 33 operating leases, 28 of which are operating leases with fixed rates not subject to fluctuations in interest rates; the remaining 5 operating leases are tied to LIBOR. Our aircraft rent expense also includes rental payments related to any wet-leasing of freighter aircraft to supplement our cargo operations.

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

Other includes frequent flyer program, publicity and promotion expenses, expenses related to our cargo operations, technology related initiatives and miscellaneous other expenses.

Taxes

We pay taxes in the Republic of Panama and in other countries in which we operate, based on regulations in effect in each respective country. Our revenues come principally from foreign operations, and according to the Panamanian Fiscal Code income from these foreign operations are not subject to income tax in Panama.

The Panamanian Fiscal Code for the airline industry states that tax is based on net income earned for traffic whose origin or final destination is the Republic of Panama. The applicable tax rate is currently 25%. Dividends from our Panamanian subsidiaries, including Copa, are separately subject to a 10% percent withholding tax on the portion attributable to Panamanian sourced income and a 5% withholding tax on the portion attributable to foreign sourced income. Additionally, a 7% value added tax is levied on tickets issued in Panama for travel commencing in Panama and going abroad, irrespective of where such tickets were ordered.

We are also subject to local tax regulations in each of the other jurisdictions where we operate, the great majority of which are related to the taxation of our income. In some of the countries to which we fly, we do not pay any income taxes because we do not generate income under the laws of those countries either because they do not have income taxes or due to treaties or other arrangements those countries have with Panama. In the remaining countries, we pay income tax at rates ranging from 22% to 34% of our income attributable to those countries. Different countries calculate our income in different ways, but they are typically derived from our sales in the applicable country multiplied by our net margin or by a presumed net margin set by the relevant tax legislation.

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

Our income tax expense totaled approximately $32.8 million in 2015, $36.6 million in 2014 and $61.1 million in 2013.

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

Goodwill and Intangible Assets. We have allocated goodwill and intangible assets with indefinite lives acquired through business combinations for the purposes of impairment testing to two cash-generating units, one for the intangible assets and two for the goodwill. Goodwill is tested for impairment annually, or when events or changes in circumstances indicate that the carrying amount may not be recoverable, by comparing the carrying amount to the recoverable amount of the two cash-generating units that have been measured on the basis of its value-in-use, by applying cash flow projections in the functional currency based on the Company’s approved business plan covering a five-year period followed by the a long-term growth rate. Considerable judgment is necessary to evaluate the impact of operating and macroeconomic changes to estimate future cash flows and to measure the recoverable amount. Assumptions in the Company’s impairment evaluations are consistent with internal projections and operating plans.

In particular, the AeroRepublica trade name and routes were acquired as part of the AeroRepublica acquisition and were capitalized at fair value at that date. When acquired the brand name and routes were considered to have an indefinite useful life (and were not amortized) due to several factors and considerations, including the brand awareness and market position, customer recognition and loyalty. The carrying values of the routes were reviewed for impairment annually or when events or changes in circumstances indicated that carrying values may not have been recoverable. The Company assessed at each statement of financial position date whether intangibles assets with indefinite useful lives were impaired using discounted cash flow analyses. In the third quarter of 2010, the Company changed the commercial name of AeroRepublica and began to operate under the brand Copa Colombia. As a result, we recognized an impairment to the value of the brand name of $1.5 million during 2010. The remaining balance of this intangible asset was amortized over five years. During 2013, we recognized intangible write-off charges and an impairment charge of $21.1 million and $10.1 million, respectively, as a result of the change in the operational plan for Copa Colombia in connection with shifting Copa Colombia’s capacity from the domestic to the international market.

Maintenance Deposit. Until December 2014, the Company made payments for engine overhauls under power by the hour (PBH) agreements. These payments related to engine overhauls under PBH agreements are recorded as other assets until the event occurs, at which time the actual costs of the maintenance are capitalized and amortized over the expected period until the next event. Management performs regular reviews of the recovery of maintenance deposits and believes that the values reflected in the consolidated statement of financial position are recoverable.

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

Accounting for Property and Equipment. Property and equipment, including rotable parts, are recorded at cost and are depreciated to estimated residual values over their estimated useful lives using the straight-line method. Each component of property and equipment that has a cost that is significant in relation to the overall cost of the item is depreciated separately.

Under IAS 16 “Property, Plant and Equipment,” major engine overhauls, including replacement spares and labor costs, are treated as a separate asset component with the cost capitalized and amortized over the period to the next major overhaul. All other replacement spares and costs relating to maintenance of fleet assets are charged to the statement of profit or loss on consumption or as incurred.

Pre-delivery deposits refer to prepayments made based on the agreements entered into with the Boeing Company for the purchase of Boeing 737 aircraft and include interest and other finance charges incurred during the manufacture of aircraft. Interest costs incurred on borrowings that fund progress payments on assets under construction, including pre-delivery deposits to acquire new aircraft, are capitalized and included as part of the cost of the assets through the earlier of the date of completion or aircraft delivery.

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

We evaluate annually whether there is an indication that our property, plant and equipment may be impaired. Factors that would indicate potential impairment may include, but are not limited to technological obsolescence, significant decreases in the market value of the long-lived asset(s), a significant change in the long-lived asset’s physical condition or useful life, and operating or cash flow losses associated with the use of the long-lived assets. We have not identified any impairment related to our existing aircraft fleet.

Revenue recognition – Expired tickets. The Company recognizes revenue from fares for tickets that are expected to expire unused based on historical data and experience. Estimating expected breakage requires management to make an informed judgment about, among other things, the extent to which historical experience is an indication of future customer behavior. Quarterly, or more frequently as the experience data suggests, management reassesses the historical data and makes required improvements.

Frequent Flyer Program. On July 1, 2015, the Company launched its frequent flyer program, whose objective is to reward customer loyalty through the earning of miles whenever the program holders make certain flights. The miles or points earned can be exchanged for flights on Copa or any of the other Star Alliance partners’ airlines.

When a passenger elects to receive frequent flyer miles in connection with a flight, the Company recognizes a portion of the ticket sales as revenue when the air transportation is provided and recognizes a deferred liability (frequent flyer deferred revenue) for a portion of the ticket sale representing the value of the related miles as a multiple-deliverable revenue arrangement, in accordance with IFRIC 13: Customer loyalty programs. The deferred liability is classified as a current liability on the consolidated statement of financial position since the company does not have enough history to identify passenger- behavior for redemptions in the short or mid-term. To determine the amount of revenue to be deferred, the Company estimates and allocates the fair value of the miles that were essentially sold along with the airfare, using a blended calculation which includes reward partner´s rate and the average value of a mile to the customer.

Furthermore, the Company estimates miles earned by members which will not be redeemed for an award before they expire (breakage). A statistical model that estimates the percentage of points that will not be redeemed before expiration is utilized to estimate breakage. The breakage is updated annually.

In addition, the Company sells miles to non-airline businesses with which it has marketing agreements. In 2015, the main contracts to sell miles relate to co-branded credit card relationships with two major banks in the region. The Company determined the selling prices of miles according to a negotiated rate.

Prior to July 1, 2015, the Company participated in United Airlines (“United”) Mileage Plus frequent flyer program. Under the terms of the Company’s frequent flyer agreement with United, Mileage Plus members received Mileage Plus frequent flyer mileage credits for traveling on the Company’s flight and the Company paid United a per mile rate for each mileage credit granted by United at the time of the flight.

The amounts paid to United were recognized by the Company through a deduction under “passenger revenue” in the consolidated statement of profit or loss and the Company had no further payment or service obligation with respect to the mileage credits, they are now recognized as operating expense in the consolidated statement of profit or loss. United pays the Company a per mile rate for every mile flown by a Mileage Plus Member redeeming miles on a Copa Airlines or Copa Colombia flight. The rates paid by United depend on the class of service, the flight length and the availability of the reward. This revenue received from United is recorded in “passenger revenue” in the accompanying consolidated statement of profit or loss as flight services are provided to the passenger.

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

•	IFRS 9, Financial Instruments

•	Amendment to IFRS 11, Accounting for Acquisitions of Interests in Joint Operations

•	IFRS 15, Revenue from Contracts with Customers

•	Amendments to IAS 16 and 38, Clarification of Acceptable Methods of Depreciation and Amortization

•	Amendments to IAS 27, Equity method in separate financial statements

•	Amendments to IFRS 10, IFRS 12 and IAS 28, Investment Entities: Applying the Consolidation Exception

•	Amendments to IAS 1, Presentation of financial statements: on the disclosure initiative

•	IFRS 16, Leases

•	Amendment to IAS 12, Recognition of deferred tax assets for unrealized losses

For a discussion of these improvements to IFRS, see note 6 to our annual consolidated financial statements.

Results of Operation

The following table shows each of the line items in our statement of profit or loss for the periods indicated as a percentage of our total operating revenues for that period:

	2015	2014	2013

Operating revenues:
Passenger revenue	96.3%	96.8%	96.6%
Cargo, mail and other	3.7%	3.2%	3.4%
Total	100.0%	100.0%	100.0%
Operating expenses:
Aircraft fuel	-26.8%	-30.3%	-30.0%
Salaries and benefits	-12.9%	-11.1%	-10.6%
Passenger servicing	-11.5%	-9.9%	-9.6%
Commissions	-3.9%	-3.7%	-4.0%
Reservation and sales	-3.9%	-3.5%	-3.8%
Maintenance, materials and repairs	-4.9%	-3.7%	-3.6%
Depreciation and amortization	-6.0%	-4.3%	-5.3%
Flight operations	-5.8%	-4.9%	-4.7%
Aircraft rentals	-5.4%	-4.1%	-3.5%
Landing fees and other rentals	-2.5%	-2.0%	-1.9%
Other	-4.5%	-3.2%	-3.2%
Total	-88.2%	-80.7%	-80.2%
Operating income	11.8%	19.3%	19.8%
Non-operating income (expenses):
Interest expense	-1.5%	-1.1%	-1.2%
Interest income	1.2%	0.7%	0.5%
Other, net	-20.0%	-4.1%	-0.5%
Total	-20.4%	-4.5%	-1.1%
Income (Loss) profit before income taxes	-8.5%	14.7%	18.7%
Income taxes	-1.5%	-1.4%	-2.3%
Net (loss) income	-10.0%	13.4%	16.4%

Year 2015 Compared to Year 2014

Our consolidated net loss in 2015 totaled $225.0 million, a 162.2% decrease from net income of $361.7 million in 2014. This decrease was primarily because we recognized a Venezuelan currency translation and transactional loss of $432.5 million, and due to operating revenue decreasing by 16.8%. In addition, we had consolidated operating income of $266.1 million in 2015, a 48.9% decrease over operating income of $521.1 million in 2014. Our consolidated operating margin in 2015 was 11.8%, a decrease of 7.4 percentage points versus 2014.

Operating revenue

Our consolidated revenue totaled $2.3 billion in 2015, a 16.8% decrease over operating revenue of $2.7 billion in 2014, due to decreases in both passenger and cargo revenue. This decrease was mainly driven by a 19.3% decrease in yield in 2015 compared to 2014.

Passenger revenue. Passenger revenue totaled $2.2 billion in 2015, a 17.3% decrease over passenger revenue of $2.6 billion in 2014. This decrease was mainly driven by a 1.4 percentage points decrease in load factor, combined with 19.3% drop in passenger yield compared to 2014. Passenger yield decreased to 13.28 cents in 2015 mainly due to Brazil, Colombia and Venezuela markets.

Cargo, mail and other. Cargo, mail and other revenue totaled $83.3 million in 2015, a 2.2% decrease from cargo, mail and other revenue of $85.2 million in 2014. This decrease was primarily the result of lower mail and other revenue.

Operating expenses

Our consolidated operating expenses totaled $2.0 billion in 2015, a 9.2% decrease over operating expenses of $2.2 billion in 2014 that was primarily the result of lower fuel cost, offset by an increase in depreciation and other expenses related to the launch of ConnectMiles.

An overview of the major variances on a consolidated basis follows:

Aircraft fuel. Aircraft fuel totaled $602.8 million in 2015, a 26.6 % decrease from aircraft fuel of $820.7 million in 2014. This decrease was primarily a result of 3.2% higher fuel consumption due to 3% more block hours offset by a 28.9% decrease in the all-in average fuel price per gallon of jet fuel ($2.18 in 2015 compared to $3.06 in 2014), and is net of a realized fuel hedge loss of $95.2 million in 2015, as compared to a realized fuel hedge loss of $2.3 million in 2014.

Salaries and benefits. Salaries and benefits totaled $289.5 million in 2015, a 3.2% decrease over salaries and benefits of $299.2 million in 2014. This was primarily a result of decreases in variable compensation and positive effects on foreign exchange rates partly offset by full year effects of inflation adjustments and a 0.4% increase in headcount to support additional capacity.

Passenger servicing. Passenger servicing totaled $258.3 million in 2015 compared to $268.8 million in 2014. This represented a 3.9% decrease driven mainly by efficiencies related to meals, beverages and supplies, on board and airport handling at stations, and a positive effect due to exchange rate depreciation on non-USD denominated costs; offset by a 1.7% increase in the number of passengers transported during 2015 compared to 2014, and a 1.1% growth in departures.

Commissions. Commissions totaled $88.6 million in 2015, a 10.7% decrease from commissions of $99.1 million in 2014. This decrease was due to a lower base of passengers in countries with high commission rates. Commissions represented 3.9% of our operating revenue in 2015 and 3.7% in 2014.

Reservations and sales. Reservations and sales totaled $88.1 million in 2015, a 6.1% decrease compared to $93.8 million in 2014. This decrease was primarily because of lower sales taxes due to fewer sales, especially in Venezuela. Reservations and sales represented 3.9% and 3.5% of our operating revenue in 2015 and 2014.

Maintenance, materials and repairs. Maintenance, materials and repairs totaled $111.2 million in 2015, a 9.6% increase over maintenance, materials and repairs of $101.4 million in 2014. This increase was primarily a result of aircraft leases returned during the quarter and increases to provisions for future lease returns.

Depreciation, amortization and impairment. Depreciation totaled $134.9 million in 2015, a 17.1% increase over $115.1 million in 2014, mainly because of the full-year effect of additional aircraft and maintenance events from 2014, additional 2015 aircraft deliveries, and the accelerated depreciation of maintenance events related to leased aircraft returns scheduled for later this year and next year.

Flight operations. Flight operations amounted to $130.9 million in 2015, a 0.9% decrease compared to $132.2 million in 2014, mainly as a result of efficiencies related to the use of operational programs and a decrease in legal expenses due to fewer foreign pilots.

Landing fees and other rentals. Landing fees and other rentals amounted to $56.7 million in 2015, a 5.5% increase compared to $53.7 million in 2014. This increase was driven mainly by a 2.3% increase in international departures, offset by a 20.5% decrease in domestic departures.

Aircraft rentals. Aircraft rental expense amounted to $122.2 million in 2015, a 9.0% increase from $112.1 million reported in 2014. This increase is attributable to the addition of three leased Boeing 737NG aircraft in 2015 and the full-year effect of four leased aircraft in 2014. At December 31, 2015 we had leased a total of 33 operational aircraft, comprised of both Boeing 737NG aircraft and Embraer 190 aircraft, as compared to 35 aircraft at December 31, 2014.

Other. Other expenses totaled $100.9 million in 2015, a 14.7% increase from $87.9 million in 2014. This increase was mainly driven as a result of costs associated with the launch of ConnectMiles and an increase in discretionary spending mostly related to technology and administrative expenses.

Non-operating income (expense)

Non-operating expense totaled $458.3 million in 2015, an increase from a non-operating expense of $122.8 million in 2014, primarily because we recognized a Venezuelan currency translation and transactional loss of $432.5 million using the “Sistema Complementario Flotante” rate of 198.69 bolivars per U.S. dollar, mostly related to sales in 2013, and a $11.6 million mark-to-market loss on our jet fuel derivative contracts in 2015 compared to a $117.9 million loss in 2014, partially offset by an increase in interest income to $25.9 million in 2015 from $18.1 million in 2014, resulting from a higher average cash balance available for investments.

Interest expense. Interest expense totaled $33.2 million in 2015, a 12.3% increase over interest expense of $29.5 million in 2014, primarily resulting from lower total debt, partially offset by a higher average interest rate during the period. The average effective interest rate on our debt increased by 0.04 basis points, from 2.59% during 2014 to 2.63% during 2015. At the end of 2015, 60.2% of our outstanding debt was fixed at an average effective rate of 3.35%.

Interest income. Interest income totaled $25.9 million in 2015, a 43.6% increase over interest income of $18.1 million in 2014. This increase was mainly a result of a higher average investment balance during the period.

Other, net. Other, net expense totaled $451.1 million in 2015, compared to a $111.3 million other, net expense in 2014. This change was primarily because we recognized a Venezuelan currency translation and transactional loss of $432.5 million, using the “Sistema Complementario Flotante” rate of 198.69 bolivars per U.S. dollar, mostly related to sales in 2013, and a mark-to-market loss of $11.6 million on our jet fuel derivative contracts in 2015, compared to a currency devaluation loss of $6.6 million in 2014 and a mark-to-market loss of $117.9 million in 2014. In addition, we recognized a $6.9 million loss related to the devaluation of the Argentinean Peso.

Year 2014 Compared to Year 2013

Our consolidated net income in 2014 totaled $361.7 million, a 15.4% decrease from net income of $427.5 million in 2013. This decrease was primarily due to mark-to-market loss on our jet fuel derivatives of $117.9 million in 2014. We had consolidated operating income of $521.1 million in 2014, a 0.7% increase over operating income of $517.6 million in 2013. Our consolidated operating margin in 2014 was 19.3%, increase of 0.6 percentage points versus 2013.

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

An overview of the major variances on a consolidated basis follows:

Aircraft fuel. Aircraft fuel totaled $820.7 million in 2014, a 4.8% increase from aircraft fuel of $783.1 million in 2013. This increase was primarily a result of 8.5% higher fuel consumption due to 8% more block hours offset by a 3.4% decrease in the all-in average fuel price per gallon of jet fuel ($3.06 in 2014 compared to $3.16 in 2013), and is net of a realized fuel hedge loss of $2.3 million in 2014, as compared to a realized fuel hedge gain of $14.0 million in 2013.

Salaries and benefits. Salaries and benefits totaled $299.2 million in 2014, a 8.3% increase over salaries and benefits of $276.2 million in 2013. This increase was primarily a result of a 7.2% increase over 2013 in our employee base to support our growth in operations, the full-year effect of our 6.8% headcount growth in 2013 and the impact of inflationary adjustments.

Passenger servicing. Passenger servicing totaled $268.7 million in 2014 compared to $250.6 million in 2013. This represented a 7.2% increase driven mainly by a 3.0% increase in the number of passengers transported during 2014 compared to 2013, a 2.0% growth in departures and a higher passenger servicing rate due to the growth of our operation, especially in more expensive airports, and longer-haul flights.

Commissions. Commissions totaled $99.1 million in 2014, a 4.4% decrease from commissions of $103.7 million in 2013. This decrease was due to lower base of passengers in countries with high commission rates. Commissions represented 3.7% of our operating revenue in 2014 and 4.0% in 2013.

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

Non-operating income (expense)

Non-operating expense totaled $122.8 million in 2014, an increase from a non-operating expense of $28.9 million in 2013, primarily due to a $117.9 million mark-to-market loss on our jet fuel derivative contracts in 2014 compared to a $5.2 million gain in 2013, partially offset by an increase in interest income to $18.1 million in 2014 from $12.6 million in 2013, resulting from a higher average cash balance available for investments,. In addition, we recognized a Venezuelan currency devaluation loss of $6.6 million in 2014 compared to a currency devaluation loss of $13.9 million in 2013.

Interest expense. Interest expense totaled $29.5 million in 2014, a 2.2% decrease over interest expense of $30.2 million in 2013, primarily resulting from lower total debt, partially offset by a higher average interest rates during the period. The average effective interest rate on our debt increased 0.13 basis points, from 2.46% during 2013 to 2.59% during 2014. At the end of 2014, 56.7% of our outstanding debt was fixed at an average effective rate of 2.52%.

Interest income. Interest income totaled $18.0 million in 2014, a 43.0% increase over interest income of $12.6 million in 2013. This increase was mainly a result of a higher average investment balance during the period.

Other, net. Other, net expense totaled $111.3 million in 2014, compared to a $11.4 million other, net expense in 2013. This change was primarily due to a $117.9 million mark-to-market loss on our jet fuel derivative contracts in 2014 compared to a $5.2 million gain in 2013. In addition, we recognized a Venezuelan currency devaluation loss of $6.6 million in 2014 compared to a currency loss of $13.9 million in 2013, and a non-operating expense of $11.9 million in 2014, compared to a $2.7 million non-operating expense in 2013.

B. Liquidity and Capital Resources

Our cash, cash equivalents, and short-term investments at December 31, 2015 decreased by $81.7 million, to $684.9 million. As part of our financing policy, we expect to continue to finance our liquidity needs with cash from operations. We forecast our cash requirements weekly. As of March 31, 2016 and the date hereof, our current unrestricted cash exceeds our forecasted cash requirements to carry out operations, including payment of debt service for fiscal year 2016. Of such cash, $13.4 million was subject to exchange controls in Venezuela and is pending repatriation at a rate of 198.69 bolivars per dollar. We expect to use the full balance pending repatriation to cover operational expenses in Venezuela for the next months.

We are continuing to work with the Venezuelan authorities regarding the timing and the exchange rate applicable to our local monetary assets that are pending repatriation. In March, 2016 the Venezuelan government approved a repatriation request of approximately $18.6 million at the exchange rate of 13.50 bolivars per dollar. This event represents a partial recovery of the foreign translation loss recognized in 2015. For additional information on our funds held in local currency, the related repatriation delays and the new exchange rate regimes recently announced by the Venezuelan government, see “Item 3D. Risk Factors — Our Venezuelan operations could be adversely affected by further deteriorating conditions in Venezuela or by relations between Panama and Venezuela.”

Historically, we have not been required to rely on income from operations in Venezuela to meet our liquidity requirements and have had sufficient cash balances and other sources of liquidity outside of Venezuela to fund our global operations. We expect to continue to be able to meet our liquidity requirements in Venezuela from cash from operations. Our cash and cash equivalent position represented 30.4% of our revenues for the year ended December 31, 2015; 18.3% of our total assets and 43.1% of our total equity as of December 31, 2015, which we believe provides us with a strong liquidity position.

In recent years, we have been able to meet our working capital requirements through cash from our operations. Our capital expenditures, which consist primarily of aircraft purchases, are funded through a combination of our cash from operations and long-term financing. From time to time, we finance pre-delivery payments related to our aircraft with short or medium-term financing in the form of commercial bank loans and/or bonds privately placed with commercial banks. Our accounts receivable at December 31, 2015 decreased by $16.4 million compared to December 31, 2014, primarily due to an increase in factoring transactions. In our opinion, the Company’s working capital is sufficient for the Company’s present requirements.

At December 31, 2015 Copa Holdings and its subsidiaries have lines of credit in the aggregate amount of $185.5 million. This amount includes a $120 million uncommitted credit line with Bladex available to Copa Holdings and its subsidiaries. In addition, Copa Airlines has lines of credit at total amount of $65.5 million, which include committed lines of credit with Banco General totaling $20.0 million, and uncommitted lines of credit with Citibank of $20 million, Banco Nacional de Panama of $15 million and Banco de Panama of $10.5 million. Copa Colombia has an uncommitted line of credit of $10 million with Citibank. These lines of credit have been put in place to bridge liquidity gaps and for other potential contingencies.

Operating Activities

We rely primarily on cash flows from operations to provide working capital for current and future operations. Net cash flows provided by operating activities for the year ended December 31, 2015 were $316.9 million, a decrease of $64.2 million over the $381.1 million in 2014. Our principal source of cash is receipts from ticket sales to customers, which for the year ended December 31, 2015 decreased by $340.5 million over receipts in the year 2014, primarily driven by capacity cuts and lower yields in Brazil, Colombia and Venezuela, which we net against our cash outflows, which decreased overall in 2015 due to a decrease in cash payments for operational expenses of $214.7 million mainly related to fuel purchases, a decrease in passenger expenses of $21.0 million, and a decrease in administrative expenses of $9.7 million mainly relating to salaries and benefits.

Net cash flows provided by operating activities for the year ended December 31, 2014 were $381.1 million, decreasing by $449.2 million, compared to $830.3 million in 2013. Our principal source of cash is receipts from ticket sales to customers, which for the year ended December 31, 2014 decreased by $269.3 million over receipts in the year 2013, primarily driven by capacity cuts and dollarized sales in Venezuela and by increases in cash outflows in 2014 resulting from an increase in cash payments for operational expenses of $63.7 million mainly related to fuel purchases, an increase in passenger expenses of $13.6 million, and an increase in administrative expenses of $23.0 million mainly relating to salaries and benefits.

Investing Activities

Net cash flow from investing activities was $32.4 million in 2015 compared to a net cash flow from investing activities of $25.0 million in 2014 and net cash flow used in investing activities of $565.7 million from 2013. During 2015, we made capital expenditures of $3.7 million, which consisted of expenditures related to the net of advance payments on aircraft purchase contracts and the acquisition of property and equipment, compared to $99.9 million in 2014 and $182.8 million in 2013. In 2015, the company realized net proceeds of $52.1 million from sale of investments as compared to $140.6 million from net proceeds of investments in 2014 and $386.6 million for acquisitions of financial investments in 2013.

Financing Activities

Net cash flow used in financing activities were $357.5 million in 2015 compared to net cash flows used in financing activities of $316.4 million in 2014 and $201.3 million in 2013. During 2015, $130.0 million of proceeds from financing were offset by the repayment of $221.9 million in debt, $147.6 million in dividends declared and paid and $118.0 million in repurchase of treasury shares. During 2014, $20.0 million of proceeds from financing were offset by the repayment of $147.2 million in long-term debt, $170.8 million in dividends declared and paid and $18.4 million in repurchases of treasury shares. During 2013, $9.2 million of proceeds from financing were offset by the repayment of $146.3 million in long-term debt and $64.7 million in dividends declared and paid.

Before 2010, we generally arranged medium-term financing for pre-delivery payments through loans with commercial banks. Since 2010, we have financed our pre-delivery payments mostly with our own cash and short-term credit facilities on occasions. As the aircraft are delivered and the financing for the aircraft is received, these pre-delivery payments will be recovered by the Company.

We have financed the acquisition of 40 Boeing 737-Next Generation aircraft through syndicated loans provided by international financial institutions with the support of partial guarantees issued by the Export-Import Bank of the United States, or “Ex-Im,” with repayment profiles of 12 years. The Ex-Im guarantees support 80% of the net purchase price and are secured with a first priority mortgage on the aircraft in favor of a security trustee on behalf of Ex-Im. The documentation for each loan follows standard market forms for this type of financing, including standard events of default. Our Ex-Im supported financings amortize on a quarterly basis, are denominated in dollars and originally bear interest at a floating rate linked to LIBOR. Our Ex-Im guarantee facilities typically offer an option to fix the applicable interest rate. We have exercised this option with respect to $344.9 million as of December 31, 2015 at an average weighted interest rate of 3.43%. $180.3 million bears interest at a floating weighted average interest of 0.81% representing spreads over LIBOR of 0.20%. At December 31, 2015, the total amount outstanding under our Ex-Im-supported financings totaled $525.2 million.

We have effectively extended the maturity of certain of our Boeing aircraft financing to 15 years through the use of a Stretched Overall Amortization and Repayment, or “SOAR,” structure which provides serial draw-downs calculated to result in a 100% loan accreting to a recourse balloon at the maturity of the Ex-Im guaranteed loan. The SOAR portions of our facilities require us to maintain certain financial covenants, including an EBITDAR to fixed-charge ratio, a long-term obligation to EBITDAR ratio and a minimum unrestricted cash balance. To comply with the first ratio, our EBITDA plus aircraft rent expense, or EBITDAR, for the prior year must be at least 2.0 times our fixed-charge expenses (including interest, commission, fees, discounts and other finance payments) for that year. To comply with the second ratio, our long-term obligations must be no more than six times EBITDAR. Third, our cash, cash equivalents and short-term investment balance should be at least $50 million. We also pay a commitment fee on the unutilized portion of our SOAR loans.

In February 2011, participants from the member states of the Organization for Economic Co-operation and Development (“OECD”), including the Export-Import Bank of the United States, agreed to a new common approach with respect to aircraft purchase financing (the “2011 Aircraft Sector Understanding”). The 2011 Aircraft Sector Understanding unifies the terms, conditions and procedures governing large and regional aircraft exports and in particular attempts to reduce the subsidies from which we benefit by setting forth increased minimum guarantee premium rates, lower loan-to-value ratios and more restrictive repayment terms, all based on the borrower’s credit risk classification. These developments are likely to increase our financing costs and may negatively affect our results of operation. Nevertheless, in recent years the Company has diversified its financing sources and obtained access to very competitive financing terms. In fact, as of 2014 our aircraft deliveries have been financed through a mix of sale-leasebacks and Japanese Operating Leases with Call Options (JOLCO).

JOLCO is a Japanese-sourced lease transaction that provides for 100% financing, and is typically used to finance new aircraft and has a minimum lease term of 10 years. In a JOLCO, the aircraft is purchased by a Japanese equity investor. The Japanese equity investor funds approximately 20-30% of the acquisition cost of the aircraft and becomes the owner of the aircraft via a Special Purpose Entity. An international bank with on-shore lending capabilities provides the balance of the aircraft purchase price

(approximately 70-80%) via a senior secured mortgage loan. JOLCOs have a call option, which lessees often expect the lessor to exercise. Under IFRS, these transactions are accounted for as financial leases. In 2014 and 2015 we financed ten Boeing 737-800 aircraft through JOLCO.

Our Embraer aircraft have all been financed via commercial loans. During 2008, we secured a senior term loan facility in the amount of $100 million for the purchase of four Embraer 190 aircraft. The loans have a term of twelve years. During 2008, we utilized all of this facility. Under the 2008 loan agreement we are required to comply with certain financial covenants. The first covenant requires our EBITDAR for the prior year to be at least 2.5 times our fixed-charge expenses (including interest, commission, fees, discounts and other finance payments) for that year. The second covenant requires a total liability plus operating leases minus operating cash to tangible net worth ratio of less than 5.5 to 1. The third covenant requires our tangible net worth to be at least $160 million. The last covenant requires us to maintain a minimum of $75 million in available cash, cash equivalents and short-term investments.

We received technical waivers in early 2016 from each of the lenders under the senior term loan facility relating to our EBITDAR to fixed charges covenant. These waivers permit us to disregard the Venezuela foreign currency translation loss in calculating the EBITDAR to fixed charges ratio for 2015 and 2016. After giving effect to these waivers, we complied with all required covenants as of December 31, 2015.

Capital resources. We finance our aircraft through long-term debt and operating lease financings. Although we expect to finance future aircraft deliveries with a combination of similar debt arrangements and financing leases, we may not be able to secure such financing on attractive terms. To the extent we cannot secure financing, we may be required to modify our aircraft acquisition plans or incur higher than anticipated financing costs. We expect to meet our operating obligations as they become due through available cash and internally generated funds, supplemented as necessary by short-term or medium term credit lines.

As of December 31, 2015 the Company had two purchase contracts with Boeing: the first contract is for eleven firm orders of Boeing 737 Next Generation aircraft, which will be delivered between 2016 and 2018, the second contract is for 65 firm orders of Boeing 737 MAX aircraft, which will be delivered between 2018 and 2025. The firm orders have an approximate value of $9.4 billion based on aircraft list prices, including estimated amounts for contractual price escalation and pre-delivery deposits. We meet our pre-delivery deposit requirements for our Boeing 737 aircraft by using cash from operations, or by using short or medium-term borrowing facilities and/or vendor financing for deposits required between three years and six months prior to delivery.

We maintain available facilities for letters of credit with several banks with outstanding balances of $29.0 million and $34.0 million at December 31, 2015 and 2014, respectively. These letters of credit are pledged mainly for operating lessors, maintenance providers and airport operators.

Copa Airlines has lines of credit in the aggregate amount of $185.5 million, in which it has committed lines of credit totaling $20.0 million, including one line of credit for $15 million and one overdraft line of credit of $5 million with Banco General. Copa Airlines also has uncommitted lines of credit totaling $165.5 million, including one line of credit of $120.0 million with Bladex, a line of credit of $20 million with Citibank, a line of credit of $15 million with Banco Nacional de Panama and one line of credit of $10.5 million with Banco Panama. These lines of credit have been put in place to bridge liquidity gaps and for other potential contingencies. Copa Colombia has an uncommitted line of credit of $10 million with Citibank. As of December 31, 2015 the Company has a balance of $100 million from lines of credit.

C. Research and Development, Patents and Licenses, etc.

We believe that the Copa brand has strong value and indicates superior service and value in the Latin American travel industry. We have registered the trademarks “Copa” and “Copa Airlines” with the trademark offices in Panama, United States, and the majority of the countries in which we operate. We license certain brands, logos and trade uniforms under the trademark license agreement with UAL related to our alliance. We will have the right to continue to use our current logos on our aircraft for up to five years after the end of the alliance agreement term. “Copa Colombia” and “Copa Airlines Colombia” are registered names and trademarks in Colombia, Panama, Ecuador, Venezuela, Mexico, Dominican Republic, and Guatemala.

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

D. Trend Information

We seek to expand our operations by adding frequencies and new routes with the addition of one new Boeing 737-800 aircraft to our fleet in 2016. For the remainder of 2016, we expect to continue to concentrate on keeping our operating costs low and pursuing ways to make our operations more efficient.

We intend to continue developing initiatives to improve our operations, including a continued focus on on-time performance and our completion factor. Additionally, we continue to seek further integration of Copa Airlines’ and Copa Colombia’s network through code-sharing and fleet interchange agreements.

Our maintenance expenses are dependent on a large number of factors, some of which can be estimated, such as aircraft usage, aircraft destination and overhaul events, while many others result from unforeseen events. In 2015, our maintenance expenses increased by 9.6%, primarily a result of an increase in repairs and materials driven by our capacity growth and fleet age. In 2016, we estimate that our maintenance expenses will increase by 12.2%, mainly driven by an estimated 3.8% increase in flight hours and by an increase in aircraft return provisions due to the full-year effect of three new leased aircraft in 2015 and lease return expenses. We expect jet fuel prices will continue to be volatile in 2016 and expect to continue evaluating fuel hedging programs to help protect us against short-term movements in crude oil prices. We expect our operating capacity to increase approximately 2.8 % in 2016, primarily as a result of 2015 growth full-year effect.

E. Off-Balance Sheet Arrangements

Our only off-balance sheet arrangements are operating leases, which are summarized in the contractual obligations table in “-F. Tabular disclosure of Contractual Obligations” below. We are responsible for all maintenance, insurance and other costs associated with operating these aircraft; however, we have not made any residual value or other guarantees to our lessors.

We have no other off-balance sheet arrangements.

F. Tabular Disclosure of Contractual Obligations

Our non-cancelable contractual obligations at December 31, 2015 included the following:

At December 31, 2015
	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
	(in thousands of dollars)
Aircraft and engine purchase commitments	9,403,342	102,249	1,544,093	2,100,800	5,656,200
Aircraft operating leases	565,311	121,196	208,940	143,855	91,320
Other operating leases	75,050	9,553	21,733	29,078	14,686
Short-term debt and long-term debt(1)	1,300,698	245,514	298,686	271,729	484,769

Total	11,344,401	478,512	2,073,452	2,545,462	6,246,975

(1)	Includes actual interest and estimated interest for floating-rate debt based on December 31, 2015 rates.

Most contract leases include renewal options. Non-aircraft related leases have renewable terms of one year, and their respective amounts included in the table above have been estimated through 2017, but we cannot estimate amounts with respect to those leases for later years. Our leases do not include residual value guarantees.

Item 6. Directors, senior management and employees

A. Directors and Senior Management

Currently, our Board of Directors is comprised of up to twelve members. The number of directors elected each year varies. Messrs. Stanley Motta, Jose Castañeda Velez, Jaime Arias, and Alberto C. Motta Jr. were re-elected as directors for two-year terms at our annual shareholders’ meeting held in 2015. Messrs. Pedro Heilbron, Ricardo A. Arias, Roberto Artavia and Alvaro Heilbron were each re-elected for two-year terms at our annual shareholders’ meeting held in 2014, while Mr. Carlos A. Motta was elected as a director for a two-year term at the meeting where the shareholders agreed to increase the number of directors to 12. Mr. John Gebo was elected as a director in 2015 to fill the vacancy created by the resignation of Mr. Douglas Leo, which term will expire at the 2016 annual shareholders meeting. During 2015, Messrs. Andrew Levy and Josh Connor were elected as directors of the Company to fill the vacancies left by the resignations of Mr. Alfredo Arias, and Mr. Joseph Fidanque, for terms to expire at the 2017 annual shareholders meeting and the 2016 annual shareholders meeting, respectively.

The following table sets forth the name, age and position of each member of our Board of Directors as of March 31, 2016. A brief biographical description of each member of our Board of Directors follows the table. Mr. Alberto C. Motta, Jr. was a director as of March 31, 2016, but passed away on April 11, 2016.

Name	Position	Age
Pedro Heilbron	Chief Executive Officer and Director	58
Stanley Motta	Chairman and Director	70
Alvaro Heilbron	Director	50
Jaime Arias	Director	81
Ricardo Alberto Arias	Director	76
Alberto C. Motta, Jr.	Director	69
Carlos A. Motta	Director	43
John Gebo	Director	46
Jose Castañeda Velez	Director	71
Roberto Artavia Loria	Director	57
Andrew Levy	Director	46
Josh Connor	Director	42

Mr. Pedro Heilbron. See “—Executive Officers.”

Mr. Stanley Motta has been one of the directors of Copa Airlines since 1986 and a director of Copa Holdings since it was established in 1998. Since 1990, he has served as the President of Motta Internacional, S.A. an international importer and distributor of consumer goods. Mr. Motta is the brother of our director, Alberto C. Motta Jr, and father of Mr. Carlos A. Motta. He serves on the boards of directors of Motta Internacional, S.A., BG Financial Group, S.A., ASSA Compañía de Seguros, S.A., Televisora Nacional, S.A., Inversiones Bahía, Ltd. and GBM Corporation. Mr. Motta is a graduate of Tulane University.

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

Mr. Jaime Arias has been one of the directors of Copa Airlines since 1983 and a director of Copa Holdings since it was established in 1998. He is a founding partner of Galindo, Arias & Lopez. Mr. Arias holds a BA from Yale University, a JD from Tulane University and completed legal studies at the University of Paris, Sorbonne. He serves on the boards of directors of Televisora Nacional, S.A., ASSA Compañía de Seguros, S.A., Empresa General de Inversiones, S.A., Petróleos Delta, S.A., Bac International Bank, Inc., Direct Vision, S.A. and Promed, S.A.

Mr. Ricardo Arias has been one of the directors of Copa Airlines since 1985 and a director of Copa Holdings since it was established in 1998. He is a founding partner of Galindo, Arias & Lopez. Mr. Arias is the former Panamanian ambassador to the United Nations. Mr. Arias holds a BA in international relations from Georgetown University, an LL.B. from the University of Puerto Rico and an LL.M. from Yale Law School. He serves on the boards of directors of Banco General, S.A. and Empresa General de Inversiones, S.A., which is the holding company that owns Banco General, S.A. Mr. Arias is also listed as a principal or alternate director of several subsidiary companies of Banco General, S.A. and Empresa General de Inversiones, S.A. Mr. Arias is a former Director and President of the Panamanian Stock Exchange.

Mr. Alberto C. Motta, Jr. had been one of the directors of Copa Airlines since 1983 and a director of Copa Holdings since it was established in 1998. He was a Vice President of Inversiones Bahía, Ltd. Mr. Motta attended the University of Hartwick. He was the brother of Mr. Stanley Motta and uncle to Mr. Carlos A. Motta. He also served on the boards of directors of Motta Internacional, S.A., BG Financial Group, S.A., Inversiones Costa del Este, S.A., ASSA Compañía de Seguros, S.A., Petroleos Delta, S.A., Productos Toledanos, S.A., Financiera Automotriz, S.A., Televisora Nacional, S.A., Hotel Miramar Inter-Continental and Industrias Panama Boston, S.A.

Mr. Carlos A. Motta was elected as a director of Copa Holdings in 2014. He has held several positions within Motta Internacional, S.A. and is currently a director and part of the executive committee. He is the brother of Mr. Stanley Motta and nephew of Mr. Alberto Motta. Mr. Motta serves on the board of Inversiones Bahia, Copa Holdings, Motco Inc, Latamel SLU, Cable Onda, Fundación Alberto C. Motta, and IFF Panama (Panama Film Festival) among others. He is on the international advisory board of the IAE Business School, Universidad Austral in Buenos Aires Argentina, and is a member of Young Presidents Organization (YPO) and Entrepreneurs Organization (EO). Mr. Motta received a bachelor’s degree in marketing from Boston College and a MBA from Thunderbird (The American Graduate School of International Management) in 2000.

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

Mr. Roberto Artavia Loria is one of the independent directors of Copa Holdings. He is Chairman of Viva Trust and Viva Services, President of the Fundación Latinoamérica Posible in Panama and Costa Rica, Board Member and visiting professor of INCAE Business School, and Director of MarViva Foundation in Panama. Mr. Artavia Loria is also an advisor to the governments of five countries in Latin America, and a strategic advisor to Purdy Motor, S.A., the Panama Canal Authority, Coyol Free Zone and Business Park, Grupo Nacion and FUNDESA, among other organizations in the region. Mr. Artavia Loria also serves on the board of directors of the World Resources Institute and the Foundation for Management Education in Central America, both in Washington, Compañía Cervecera de Nicaragua, OBS Americas in Costa Rica, and the IDC of Guatemala.

Mr. Andrew Levy is one of the independent directors of Copa Holdings. Until 2014 he was President, Chief Operating Officer and a member of the Board of Directors of Allegiant Travel Company. He joined Allegiant in early 2001, and during his tenure, his executive responsibilities included strategy, planning, finance, commercial, people and operations. Mr. Levy became President in 2009, served as Chief Financial Officer from 2007 to 2010, and was its Treasurer from 2001 through 2010. Mr. Levy started his airline career in 1994 at ValuJet Airlines, Inc. and then joined Savoy Capital, an investment, banking and advisory firm specializing in the airline industry in 1996. He holds a Juris Doctor degree from Emory University School of Law and a BA degree in Economics from Washington University in St. Louis.

Mr. Josh Connor is one of the independent directors of Copa Holdings. He is the founding partner of the investment firm Connor Capital SB. He was a Managing Director and the Head of the Industrials Banking Group at Barclays until July 2015, and was a member of the firm’s Operating Committee. Prior to joining Barclays in 2011, he was with Morgan Stanley for 15 years and was the Co-Head of Morgan Stanley’s Transportation & Infrastructure Investment Banking Group, a member of the firm’s Investment Banking Management Committee, and was on the Board of Trustees for the Morgan Stanley Foundation. He has a BA degree in Economics from Williams College, is on the Board of Directors of Frontier Airlines, is a strategic adviser to Oaktree Capital Management’s Infrastructure Fund, and is a Trustee of the Pingry School.

The following table sets forth the name, age and position of each of our executive officers as of March 31, 2016. A brief biographical description of each of our executive officers follows the table.

Name	Position	Age

Pedro Heilbron	Chief Executive Officer	58

Jose Montero	Chief Financial Officer	46

Daniel Gunn	Senior Vice-President of Operations	48

Dennis Cary	Senior Vice-President of Commercial and Planning	51

Vidalia De Casado	Vice-President of Human Resources	59

Julio Toro	Vice-President of Technology	41

Ahmad Zamany	Vice-President of Maintenance	58

Rulon J. Starley	Vice-President of Flight Operations	67

Michael New	Vice-President of Safety	57

Michael Hinckley	Vice-President of Frequent Flyer Program	56

Edwin Garcia	Vice-President of Airport Services	44

Eduardo Lombana	Chief Executive Officer of Copa Colombia	54

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

Mr. Dennis Cary has been our Senior Vice-President of Commercial and Planning, since April 2015. Prior joining Copa Airlines, Mr. Cary held Senior Vice-President positions in various industries, including aviation. Mr. Cary served as Senior Vice-President, Chief Marketing and Customer Officer at United Airlines, and several other top management positions in United Airlines and American Airlines. Mr. Carry graduated from California State University, Northridge with a bachelor’s degree in Computer Sciences and holds an MBA from Duke University.

Ms. Vidalia de Casado has been our Vice-President of Human Resources since January 2016. Before, she was our Vice-President of On-Board Services. She joined Copa in 1989, serving as Passenger Services Manager from 1989 to 1995 and Vice-President of Passenger Services from 1995 to 2010. Prior to joining Copa, she spent seven years as Human Resource and Service Director with Air Panama Internacional, S.A. Ms. de Casado received a B.S. in Business from Universidad Latina and an M.B.A. from the University of Louisville.

Mr. Julio Toro has been our Vice-President of Technology since October 2015. He joined Copa in May 2011 as Director of the Project Management Office. Before joining Copa, he served as Operations Manager and Vice-President of Information Systems for Cable & Wireless Panama. He received a B.S. in Electrical Engineering from Texas A&M University, a Master in Renewable Energy from Universidad Tecnológica, and an MBA jointly issued by New York University Stern School of Business, London School of Economics and Political Science, and HEC Paris School of Management.

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

Mr. Michael New has been our Vice-President of Corporate Safety since March 2014. Prior to joining Copa, he served in leadership positions at several companies, developing programs to actively manage operational risk. Some of his previous roles include: Senior Vice President for Corporate Safety, Security, and Compliance at Korean Air; Managing Director at United Airlines; and Director of Aviation Safety and Captain at Delta Airlines. He received a PhD degree in Human Factors Engineering from the Georgia Institute of Technology in 1998. As an operational leader, he has successfully instituted risk management programs in several countries and developed innovative analysis techniques to support data-driven decision-making.

Mr. Michael Hinckley has been our Vice-President of Frequent Flyer Program since February 2014. Prior to joining Copa, he ran the loyalty program for US Airways, Dividend Miles, and helped work on combining the program with American Airlines as the merger progressed. He started his airline career with Northwest Airlines in 1985. He had assignments in Sales/Sales Management, Financial Analysis, Marketing, Call Center Management, and Loyalty. He ran the Northwest loyalty program, WorldPerks, for over six years. After Northwest, he ran the Specialty & Retail Co-Brand division for U.S. Bank with responsibility for 12 co-brand programs prior to launching his own loyalty consulting and technology company. He holds a B.A. degree from the University of Utah and an MBA degree from Brigham Young University.

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

B. Compensation

In 2015, we paid an aggregate of approximately $3.6 million in cash compensation to our executive officers. Although in 2006 we set aside $3.0 million for payment to senior management related to covenants not to compete with us in the future, we have not set aside any other funds for future payments to executive officers.

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

Non-vested stock delivered under the Stock Incentive Plan may be sourced from treasury stock, or authorized un-issued shares. In accordance with this program, the Compensation Committee of our Board of Directors had granted restricted stock awards to our senior management and to certain named executive officers and key employees. Normally, these shares vest over three to five years in yearly installments equal to one-third of the awarded stock on each anniversary of the grant date or in yearly installments equal to 15% of the awarded stock on each of the first three anniversaries of the grant date, 25% on the fourth anniversary and 30% on the fifth anniversary.

The following table shows shares granted.

	2015	2014	2013
Shares	36,291	26,309	43,685
Fair value	$81.48 to $115.16	$139.93	$103.73
Contractual life	3 to 5 years	3 years	3 years

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

The total compensation cost recognized for non-vested stock and option awards was $4.0 million, $4.7 million, $6.0 million, $7.0 million, $7.7 million and $4.0 million in 2015, 2014, 2013, 2012, and 2011, respectively, and was recorded as a component of “Salaries and benefits” within Operating Expense.

During the first quarter of 2016, the Compensation Committee of the Company’s Board of Directors approved and granted four awards. Awards were granted under these plans for approximately 85,000 shares of non-vested stock, which will vest over a period of three to five years. The Company estimates the fair value of these awards to be approximately $4.9 million and the 2016 compensation cost for these plans will be $2.4 million

Please also see “Item 6D. Employees” for a description of the bonus plan implemented by the Company.

C. Board Practices

Our Board of Directors currently meets quarterly. Additionally, informal meetings with UAL are held on an ongoing basis, and are supported by annual formal meetings of an “Alliance Steering Committee,” which directs and reports on the progress of the Copa and UAL Alliance. Our Board of Directors is focused on providing our overall strategic direction and as a result is responsible for establishing our general business policies and for appointing our executive officers and supervising their management.

Currently, our Board of Directors is comprised of up to twelve members. The number of directors elected each year varies. Messrs. Stanley Motta, Jose Castañeda Velez, Jaime Arias, and Alberto C. Motta Jr. were re-elected as directors for two-year terms at our annual shareholders’ meeting held in 2015. Messrs. Pedro Heilbron, Ricardo A. Arias, Roberto Artavia and Alvaro Heilbron were each re-elected for two-year terms at our annual shareholders’ meeting held in 2014, while Mr. Carlos A. Motta was elected as a director for a two-year term at the meeting where the shareholders agreed to increase the number of directors to 12. Mr. John Gebo was elected as a director in 2015 to fill the vacancy created by the resignation Mr. Douglas Leo, which term will expire at the 2016 annual shareholders meeting. During 2015, Messrs. Andrew Levy and Josh Connor were elected as directors of the Company to fill the vacancies left by the resignations of Mr. Alfredo Arias, and Mr. Joseph Fidanque, for terms to expire at the 2017 annual shareholders meeting and the 2016 annual shareholders meeting, respectively.

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

Messrs. Jose Castañeda, Roberto Artavia and Andrew Levy, all independent non-executive directors under the applicable rules of the New York Stock Exchange, are the current members of the committee, which is chaired by Mr. Roberto Artavia. All members are financially literate and have been determined to be financial experts by the Board of Directors.

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

Nominating and Corporate Governance Committee. Our Nominating and Corporate Governance Committee is responsible for developing and recommending criteria for selecting new directors, overseeing evaluations of the Board of Directors, its members and committees of the Board of Directors and handling other matters that are specifically delegated to the Nominating and Corporate Governance Committee by the Board of Directors from time to time. Our charter documents require that there be at least one independent member of the Nominating and Corporate Governance Committee until the first shareholders’ meeting to elect directors after such time as the Class A shares are entitled to full voting rights. Messrs. Ricardo Arias, Carlos A. Motta, Alvaro Heilbron and Roberto Artavia are the members of our Nominating and Corporate Governance Committee, and Mr. Ricardo Arias is the Chairman of the Nominating and Corporate Governance Committee.

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

Messrs. Jose Castañeda, Roberto Artavia and Andrew Levy, all independent non-executive directors under the applicable rules of the New York Stock Exchange, are the current members of the committee.

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

Approximately 70% of the Company’s employees are located in Panama, while the remaining 30% are distributed among our foreign stations. Copa’s employees can be categorized as follows:

	December 31,
	2015	2014	2013
Pilots	1,275	1,287	1,025
Flight attendants	1,965	1,955	1,807
Mechanics	529	575	570
Customer service agents, reservation agents, ramp and others	3,427	3,483	3,305
Management and clerical	2,106	1,967	1,937

	9,302	9,267	8,644

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

Approximately 60% of the Company’s 9,302 employees are unionized. Our employees currently belong to nine union organizations; five covering employees in Panama and four covering employees in Colombia, in addition to union organizations in other countries to which we fly. Copa Airlines has traditionally had good relations with its employees and all the unions, and expects to continue to enjoy good relations with its employees and the unions in the future.

The five unions covering employees in Panama include: the pilots’ union (UNPAC); the flight attendants’ union (SIPANAB); the mechanics’ union (SITECMAP); the passenger service agents’ union (UGETRACO), and an industry union (SIELAS), which represents ground personnel, messengers, drivers, passenger service agents, counter agents and other non-executive administrative staff. Copa entered into collective bargaining agreements with the pilot union in August 2012, the generalized union in December 2013, the mechanics’ union in February 2014. Most recently Copa re-negotiated the collective bargaining with the flight attendants’ union in September 2014 and we expect to re-negotiate the collective bargaining agreement with the pilots’ union in the second half of 2016. Collective bargaining agreements in Panama are typically between three and four-year terms. We also are in the process of negotiating, or currently have, union contracts with our Copa employees in Colombia, Brazil and Mexico.

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

Item 7. Major Shareholders and Related Party Transactions

A. Major Shareholders

The following table sets forth information relating to the beneficial ownership of our Class A shares as of December 31, 2015 by each person known to us to beneficially own 5% or more of our common shares and all our directors and officers as a group. Class A shares are limited voting shares entitled only to vote in certain specified circumstances. See “Item 10B. Additional Information – Memorandum and Articles of Association – Description of Capital Stock.”

	Shares	(%)(1)
CIASA(2)	0	0.0%
Executive officers and directors as a group (23 persons)(3)	118,076	0.4%
Others	30,899,026	99.6%
Total	31,017,102

(1)	Based on a total of 31,017,102 Class A shares outstanding.
(2)	CIASA owns 100% of the Class B shares of Copa Holdings representing 26.1% of our total capital stock.
(3)	Number of shares as of December 2015.

In June 2006, Continental reduced its ownership of our total capital stock from 27.3% to 10.0%. In May 2008, Continental sold down its remaining shares in the public market.

CIASA currently owns 100% of the Class B shares of Copa Holdings, representing all of the voting power of our capital stock. CIASA is controlled by a group of Panamanian investors representing several prominent families in Panama. This group of investors has historically acted together in a variety of business activities both in Panama and elsewhere in Latin America, including banking, insurance, real estate, telecommunications, international trade and commerce and wholesale. Members of the Motta, Heilbron and Arias families and their affiliated companies beneficially own approximately 90% of CIASA’s shares. Our Chief Executive

Officer, Mr. Pedro Heilbron, and several of our directors, including Messrs. Stanley Motta, Alberto C. Motta Jr.,Carlos A. Motta, Mr. Alvaro Heilbron, Mr. Jaime Arias and Mr. Ricardo Alberto Arias, and their immediate families as a group, beneficially owned approximately 78% of CIASA’s shares, as of March 31, 2016. Mr. Alberto C. Motta, Jr. passed away on April 11, 2016. Such individual shareholders of CIASA have entered into a shareholders’ agreement that restricts transfers of CIASA shares to non-Panamanian nationals. Messrs. Stanley Motta and Alberto C. Motta Jr. together exercise effective control of CIASA.

In March 2010, CIASA converted a portion of its Class B shares into 1.6 million non-voting New York Stock Exchange-listed Class A shares and sold such Class A shares in a SEC registered public offering. As a result, CIASA’s ownership decreased from 29.2% to 25.1% of our capital stock. CIASA’s current ownership is 26.1% of our capital stock. In the event CIASA seeks to reduce its ownership below 10% of our total share capital, our independent directors may decide to issue special voting shares solely to Panamanian nationals to maintain the ownership requirements mandated by the Panamanian Aviation Act.

The address of CIASA is Corporación de Inversiones Aéreas, S.A., c/o Compañía Panameña de Aviación, S.A., Boulevard Costa del Este, Avenida Principal y Avenida de la Rotonda, Urbanización Costa del Este, Complejo Business Park, Torre Norte, Parque Lefevre, Panama City, Panama.

It is not practicable for us to determine the number of Class A shares beneficially owned in the United States. As of March 31, 2016, we had 249 registered record holders of our Class A shares.

B. Related Party Transactions

Registration Rights Agreement

Under the registration rights agreement, as amended by the supplemental agreement, CIASA continues to have the right to make one demand on us with respect to the registration and sale of our common stock held by them. The registration expenses incurred in connection with a demand registration requested after the date hereof, which expenses exclude underwriting discounts and commissions, will be paid ratably by each security holder participating in such offering in proportion to the number of their shares that are included in the offering.

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

Banco General, S.A.

We have a strong commercial banking relationship with Banco General, S.A., a Panamanian bank partially owned by our controlling shareholders. We have obtained financing from Banco General under short to medium-term financing arrangements for part of the commercial loan tranche of one of the Company’s Export-Import Bank facilities. We also maintain general lines of credit and time deposit accounts with Banco General. Interest received from Banco General amounted to $1.3 million, $1.1 million and $2.2 million in 2015, 2014 and 2013, respectively. There have not been any material interest payments for the last three years. There was no outstanding debt balance at December 31, 2015, 2014 or 2013. These amounts are included in “Current maturities of long-term debt” and “Long-term debt” in the consolidated statement of financial position.

ASSA Compañía de Seguros, S.A.

Panamanian law requires us to maintain our insurance policies through a local insurance company. We have contracted with ASSA, an insurance company controlled by our controlling shareholders, to provide substantially all of our insurance. ASSA has, in turn, reinsured almost all of the risks under those policies with insurance companies around the world. The net payment to ASSA, after taking into account the reinsurance of these risks, is approximately $9,000 per year.

Petróleos Delta, S.A.

During 2005, we entered into a contract with Petróleos Delta, S.A. to supply our jet fuel needs. The price agreed to under this contract is based on the two-week average of the U.S. Gulf Coast Waterborne Mean index plus local taxes, certain third-party handling charges and a handling charge to Petróleos Delta, S.A. While our controlling shareholders do not hold a controlling equity interest in Petróleos Delta, S.A., several of our directors are also board members of Petróleos Delta, S.A. Payments to Petróleos Delta totaled $248.9 million in 2015, $395.8 million in 2014 and $371.4 million in 2013.

Desarollo Inmobiliario del Este, S.A.

During January 2006, we moved into headquarters located six miles away from Tocumen International Airport. We lease five floors consisting of approximately 119,700 square feet of the building from Desarollo Inmobiliario del Este, S.A., an entity controlled by the same group of investors that controls CIASA. This lease was renewed in 2015 for 10 more years at a rate of approximately $0.29 million per month. Payments to Desarrollo Inmobiliario del Este, S.A. totaled $3.0 million, $2.9 million and $2.6 million in 2015, 2014 and 2013, respectively.

Galindo, Arias & Lopez

Most of our legal work is carried out by the law firm Galindo, Arias & Lopez. Messrs. Jaime Arias and Ricardo Alberto Arias, partners of Galindo, Arias & Lopez, are indirect shareholders of CIASA and serve on our Board of Directors. Payments to Galindo, Arias & Lopez totaled $0.3 million, $0.4 million and $0.4 million, in 2015, 2014 and 2013, respectively.

Other Transactions

We also purchase most of the alcohol and some of the other beverages served on our aircraft from Motta Internacional, S.A. and Global Brands, S.A., both of which are controlled by our controlling shareholders. We do not have any formal contracts for these purchases, but pay wholesale prices based on price lists periodically submitted by those importers. We paid these entities approximately $1.3 million in 2015, $1.5 million in 2014 and $1.3 million in 2013.

The advertising agency that we use in Panama is Rogelio Diaz Publicidad (RD Nexos), formerly owned by the brother-in-law of our chief executive officer, and where his brother has a minority stake. Gross invoices for all services performed through RD Nexos totaled $2.4 million in 2013. There were no invoices for 2014 and 2015.

C. Interests of Experts and Counsel

Not applicable.

Item 8. Financial Information

A. Consolidated Statements and Other Financial Information

See “Item 3A. Key Information—Selected Financial Data” and “Item 18. Financial Statements.”

Legal Proceedings

In the ordinary course of our business, we are party to various legal actions, which we believe are incidental to the operation of our business. While legal proceedings are inherently uncertain, we believe that the outcome of the proceedings to which we are currently a party is not likely to have a material adverse effect on our financial position, results of operations and cash flows. In 2011, the Antitrust Administrative Agency (Comisión de Libre Competencia y Asuntos del Consumidor, or “CLICAC”, which is now called Autoridad de Protección al Consumidor y Defensa a la Competencia or “ACODECO”), together with a group of travel agencies, filed an antitrust lawsuit against Copa, Continental, American Airlines, Taca and Delta Airlines in the Panamanian Commercial Tribunal alleging monopolistic practices in reducing travel agents’ commissions. The outcome of this lawsuit is still uncertain and may take several years. We believe that in the worst scenario the airlines could be required to pay up to $20 million in aggregate.

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

In February 2016, the Board of Directors approved a change to the dividend policy to limit aggregate annual dividends to an amount equal to 40% of the prior year’s annual consolidated underlying net income, to be distributed in equal quarterly installments subject to board approvals. Our Board of Directors may, in its sole discretion and for any reason, amend or discontinue the dividend policy. Our Board of Directors may change the level of dividends provided for in this dividend policy or entirely discontinue the payment of dividends. Future dividends with respect to shares of our common stock, if any, will depend on, among other things, our results of operations, cash requirements, financial condition, contractual restrictions, business opportunities, provisions of applicable law and other factors that our Board of Directors may deem relevant.

Dividend for Fiscal Year:	Payment Date	Total Dividend Payment (U.S. Dollars)		Cash Dividend per Share (U.S. cents)

2015	December 15, 2015		$37 million	0.84
	September 15, 2015		$37 million	0.84
	June 15, 2015		$37 million	0.84
	March 16, 2015		$37 million	0.84
	December 15, 2014		$43 million	0.96
	September 15, 2014		$43 million	0.96
2014	June 16, 2014		$42 million	0.96
	March 17, 2014		$43 million	0.96
2013	December 16, 2013 September 16, 2013	$ $	32.3 million 32.3 million	0.73 0.73
2012 Accelerated Payment (1)	December 27, 2012		$99 million	2.25
2011	June 15, 2012		$93 million	2.10
2010	June 15, 2011		$72 million	1.64
2009	June 15, 2010		$48 million	1.09
2008	June 15, 2009		$16 million	0.37
2007	June 15, 2008		$16 million	0.37

(1)	Paid in respect of 12-months of consolidated net income ending November 30, 2012.

B. Significant Changes

None

Item 9. The Offer and Listing

A. Offer and Listing Details

Our Class A shares have been listed on the New York Stock Exchange, or NYSE, under the symbol “CPA” since December 14, 2005. The following table sets forth, for the periods indicated, the high and low prices for the Class A shares on the NYSE for the periods indicated.

	Low	High
2006
Annual	20.31	49.05
2007
Annual	30.25	73.33
2008
Annual	18.00	43.64
2009
Annual	20.36	56.78
2010
Annual	42.60	63.08
2011
Annual	49.54	72.86
2012
Annual	58.58	99.97

2013
Annual	96.38	161.36
2014
Annual	87.00	162.83
First quarter	121.11	162.83
Second quarter	130.79	147.95
Third quarter	104.21	157.98
Fourth quarter	87.00	117.89
2015

Annual

First Quarter	98.76	121.25
Second Quarter	81.20	115.16
Third Quarter	39.03	86.37
Fourth Quarter	40.67	62.11

Last Six Months
October 2015	40.67	62.11
November 2015	45.00	59.76
December 2015	45.65	53.83
January 2016	42.61	53.61
February 2016	45.00	61.44
March 2016	60.20	72.00

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

Common Stock

Our authorized capital stock consists of 80 million shares of common stock without par value, divided into Class A shares, Class B shares and Class C shares. As of December 31, 2015, we had 33,455,857 Class A shares issued and 31,017,102 Class A outstanding; 10,938,125 Class B shares issued and outstanding, and no Class C shares outstanding. Class A and Class B shares have the same economic rights and privileges, including the right to receive dividends, except as described in this section.

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

At such time, if any, as the Class A shareholders acquire full voting rights, the Board of Directors shall call an extraordinary shareholders’ meeting to be held within 90 days following the date as of which the Class A shares are entitled to vote on all matters at our shareholders’ meetings. At the extraordinary shareholders’ meeting, the shareholders shall vote to elect all 12 members of the Board of Directors in a slate recommended by the Nominating and Governance Committee. The terms of office of the directors that were serving prior to the extraordinary shareholders’ meeting shall terminate upon the election held at that meeting.

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

Aviation Rights Protections

As described in “Regulation—Panama,” the Panamanian Aviation Act, including the related decrees and regulations, and the bilateral treaties between Panama and other countries that allow us to fly to those countries require that Panamanians exercise “effective control” of Copa and maintain “significant ownership” of the airline. The Independent Directors Committee has certain powers under our Articles of Incorporation to ensure that certain levels of ownership and control of Copa Holdings remain in the hands of Panamanians upon the occurrence of certain triggering events referred to below.

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

Dividends

The payment of dividends on our shares is subject to the discretion of our Board of Directors. Under Panamanian law, we may pay dividends only out of retained earnings and capital surplus. Our Articles of Incorporation provide that all dividends declared by our Board of Directors will be paid equally with respect to all of the Class A and Class B shares. Our Board of Directors has adopted a dividend policy that provides for the payment of equal quarterly dividends, which amounts up to 40% of the previous year’s consolidated underlying net income to Class A and Class B shareholders. Our Board of Directors may, in its sole discretion and for any reason, amend or discontinue the dividend policy. Our Board of Directors may change the level of dividends provided for in this dividend policy or entirely discontinue the payment of dividends.

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

Terms. Panamanian law does not set limits on the length of the terms that a director may serve. Staggered terms are allowed but not required.	Terms. The Delaware General Corporation Law generally provides for a one-year term for directors. However, the directorships may be divided into up to three classes with up to three-year terms, with the years for each class expiring in different years, if permitted by the articles of incorporation, an initial by-law or a by-law adopted by the shareholders.

Number. The board of directors must consist of a minimum of three members, which could be natural persons or legal entities.	Number. The board of directors must consist of a minimum of one member.

Authority to Take Actions. In general, a simple majority of the board of directors is necessary and sufficient to take any action on behalf of the board of directors.	Authority to Take Actions. The articles of incorporation or by-laws can establish certain actions that require the approval of more than a majority of directors.

Shareholder Meetings and Voting Rights

Quorum. The quorum for shareholder meetings must be set by the articles of incorporation or the by-laws. If the articles of incorporation and the notice for a given meeting so provide, if quorum is not met a new meeting can be immediately called and quorum shall consist of those present at such new meeting.	Quorum. For stock corporations, the articles of incorporation or bylaws may specify the number to constitute a quorum but in no event shall a quorum consist of less than one-third of shares entitled to vote at a meeting. In the absence of such specifications, a majority of shares entitled to vote shall constitute a quorum.

Action by Written Consent. Panamanian law does not permit shareholder action without formally calling a meeting.	Action by Written Consent. Unless otherwise provided in the articles of incorporation, any action required or permitted to be taken at any annual meeting or special meeting of stockholders of a corporation may be taken without a meeting, without prior notice and without a vote, if a consent or consents in writing, setting forth the action to be so taken, is signed by the holders of outstanding shares having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and noted.

Other Shareholder Rights

Shareholder Proposals. Shareholders representing 5% of the issued and outstanding capital of the corporation have the right to require a judge to call a general shareholders’ meeting and to propose the matters for vote.	Shareholder Proposals. Delaware law does not specifically grant shareholders the right to bring business before an annual or special meeting. If a Delaware corporation is subject to the SEC’s proxy rules, a shareholder who has continuously owned at least $2,000 in market value, or 1%

Panama	Delaware

of the corporation’s securities entitled to vote for at least one year, may propose a matter for a vote at an annual or special meeting in accordance with those rules.

Appraisal Rights. Shareholders of a Panamanian corporation do not have the right to demand payment in cash of the judicially determined fair value of their shares in connection with a merger or consolidation involving the corporation. Nevertheless, in a merger, the majority of shareholders could approve the total or partial distribution of cash, instead of shares, of the surviving entity.	Appraisal Rights. Delaware law affords shareholders in certain cases the right to demand payment in cash of the judicially-determined fair value of their shares in connection with a merger or consolidation involving their corporation. However, no appraisal rights are available if, among other things and subject to certain exceptions, such shares were listed on a national securities exchange or such shares were held of record by more than 2,000 holders.

Shareholder Derivative Actions. Any shareholder, with the consent of the majority of the shareholders, can sue on behalf of the corporation, the directors of the corporation for a breach of their duties of care and loyalty to the corporation or a violation of the law, the articles of incorporation or the by-laws.	Shareholder Derivative Actions. Subject to certain requirements that a shareholder make prior demand on the board of directors or have an excuse not to make such demand, a shareholder may bring a derivative action on behalf of the corporation to enforce the rights of the corporation against officers, directors and third parties. An individual may also commence a class action suit on behalf of himself and other similarly-situated stockholders if the requirements for maintaining a class action under the Delaware General Corporation Law have been met. Subject to equitable principles, a three-year period of limitations generally applies to such shareholder suits against officers and directors.

Inspection of Corporate Records. Shareholders representing at least 5% of the issued and outstanding shares of the corporation have the right to require a judge to appoint an independent auditor to examine the corporate accounting books, the background of the company’s incorporation or its operation.	Inspection of Corporate Records. A shareholder may inspect or obtain copies of a corporation’s shareholder list and its other books and records for any purpose reasonably related to a person’s interest as a shareholder.

Anti-Takeover Provisions

Panamanian corporations may include in their articles of incorporation or by-laws classified board and super-majority provisions.	Delaware corporations may have a classified board, super-majority voting and shareholders’ rights plan.

Panamanian corporation law’s anti-takeover provisions apply only to companies that are:

(1) registered with the Superintendence of the Securities Market (Superintendencia del Mercado de Valores, or SMV) for a period of six months before the public offering,

(2) have over 3,000 shareholders, and

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

(2) after the completion of the transaction in which the person becomes an interested shareholder, the interested

Panama	Delaware

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

C. Material Contracts

Commercial Agreements with UAL

Our alliance relationship with UAL is governed by several interrelated agreements into which we have entered since 1998.We are currently advanced in mutually beneficial negotiations with UAL and expect to extend the term, and continue with, an updated Alliance agreement from May 2016 forward. As a result of the UAL merger, UAL succeeded Continental as the contracting party in each of these commercial agreements.

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

Frequent Flyer Participation Agreement between UAL and Copa Airlines. Beginning July 2015, we elected to cease co-branding the MileagePlus frequent flyer program in Latin America and launch our own frequent flyer program, ConnectMiles. We have reached a scale where establishing our own direct relationship with our customers is warranted. Copa and UAL will remain strong loyalty partners through our participation in the Star Alliance.

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

1998 Aircraft General Terms Agreement between The Boeing Company and Copa Airlines

In 1998, Copa entered into an agreement with the Boeing Company for the purchase of aircraft, installation of buyer furnished equipment provided by Copa, customer support services and product assurance. In addition to the aircraft supplied, the Boeing Company will provide maintenance training and flight training programs, as well as operations engineering support. The agreement is still in effect and has been amended several times since then, most recently in March 2015.

Purchase Agreement between Empresa Brasileira de Aeronautica, S.A. and Copa Airlines

In 2003, Copa entered into a purchase agreement with Empresa Brasileira de Aeronautica, S.A (Embraer) for the purchase of aircraft, customer support services and technical publications. This agreement is still in effect.

Purchase Agreement between Empresa Brasileira de Aeronautica, S.A. and Copa Holdings, S.A.

In February 2006, we entered into a purchase agreement with Empresa Brasileira de Aeronautica, S.A (Embraer) for the purchase of aircraft, customer support services and technical publications. This agreement is still in effect.

Engine Services Agreements between GE Engine Services, LLC. and Copa Holdings, S.A.

Since May 2011, we have entered into three separate Rate per Engine Flight Hour Engine Services Agreements with GE Engine Services, LLC, pursuant to which GE shall be the exclusive provider of maintenance, repair and overhaul services to our CF-34 and CFM-56 aircraft engines. Most maintenance services are performed at a certain rate per engine flight hour incurred by our engines. These rates were set based on our predicted operating parameters and will be adjusted in case of variation of those parameters. Unless terminated, the agreement with respect to the CF-34 engines will continue through September 30, 2022 while the agreements with respect to the CFM-56 engines expire on December 31, 2016 and April 30, 2026, respectively, in each case unless renewed upon the parties’ mutual agreements. Either party may terminate the agreement in the event of insolvency of the other party or upon a material breach by the other party which remains uncured. Any material breach by us of this agreement could, at the option of GE, trigger a cross-default of all our other contracts with GE. GE may also terminate this agreement if the number of engines covered decreases below the prescribed minimum. Upon termination of the agreement for any reason, we shall pay GE for all services or work performed by GE up to the time of such termination.

MAX Aircraft purchase Agreement between the Boeing Company and Copa Airlines.

In April 2015, Copa finalized negotiations with the Boeing Company for the purchase of 737 MAX 8 and MAX 9 airplanes. These negotiations started in 2013, and the agreement has been amended several times since then, most recently in October 2015.

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

Passive Foreign Investment Company

We do not believe that we are a passive foreign investment company (a “PFIC”) for United States federal income tax purposes (or that we were one in 2015), and we expect to operate in such a manner so as not to become a PFIC. If, however, we are or become a PFIC, you could be subject to additional United States federal income taxes on gain recognized with respect to the Class A shares and on certain distributions, plus an interest charge on certain taxes treated as having been deferred under the PFIC rules. Further, non-corporate United States Holders will not be eligible for reduced rates of taxation on any dividends received from us if we are a PFIC in the taxable year in which such dividends are paid or the preceding taxable year.

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

As a foreign private issuer, we are not subject to the same disclosure requirements as a domestic U.S. registrant under the Exchange Act. For example, we are not required to prepare and issue quarterly reports. In 2016, the SEC approved a new rule and the NYSE published a new requirement for foreign private issuers to submit interim financials as of the end of and for the first two quarters of its fiscal year if they do not already furnish interim financials at least semi-annually. This new requirement will not affect us because we furnish our shareholders with annual reports containing financial statements audited by our independent auditors and make available to our shareholders quarterly reports containing unaudited financial data for the first three quarters of each fiscal year. We furnish such quarterly reports with the SEC within two months of each quarter of our fiscal year, and we file annual reports on Form 20-F within the time period required by the SEC, which is currently four months from December 31, the end of our fiscal year.

I. Subsidiary Information

Not applicable.

Item 11. Quantitative and Qualitative Disclosures about Market Risk

The risks inherent in our business are the potential losses arising from adverse changes to the price of fuel, interest rates and the U.S. dollar exchange rate. Please also refer to note 27 of our financial statements.

Aircraft Fuel. Our results of operations are affected by changes in the price and availability of aircraft fuel. To manage the price risk, we use crude oil swap agreements. Market risk is estimated as a hypothetical 10% increase in the December 31, 2015 cost per gallon of fuel. Based on projected 2015 fuel consumption, such an increase would result in an increase to aircraft fuel expense of approximately $30.8 million in 2016, not taking into account our derivative contracts. We have hedged approximately 33 % and 6% of our anticipated fuel needs for 2016 and 2017, respectively. We may enter into additional hedging agreements in the future to reduce the volatility of our fuel expenses.

Interest. Our earnings are affected by changes in interest rates due to the impact those changes have on interest expense from variable-rate debt instruments and operating leases and on interest income generated from our cash and investment balances. If interest rates average 10% more in 2016 than they did during 2015, our interest expense would increase by approximately $0.8 million and the fair value of our debt would decrease by approximately $1.7 million. If interest rates average 10% less in 2016 than they did in 2015, our interest income from marketable securities would decrease by approximately $0.8 million and the fair value of our debt would increase by approximately $1.7 million. These amounts are determined by considering the impact of the hypothetical interest rates on our variable-rate debt and marketable securities equivalent balances at December 31, 2015.

Foreign Currencies. The majority of our obligations are denominated in U.S. dollars. Since Panama uses the U.S. dollar as legal tender, the majority of our operating expenses are also denominated in U.S. dollars. Our foreign exchange risk is limited as approximately 67.9% of our revenues are in U.S. dollars. A significant part of our revenue is denominated in foreign currencies, including the Colombian peso, Argentinian peso, and Brazilian real, which represented 13.4%, 5.6% and 11.6%, respectively. Generally, our exposure to most of these foreign currencies, with the exception of the Venezuelan bolivar, is limited to the period of up to two weeks between the completion of a sale and the conversion to U.S. dollars. As of December 31, 2015 after recording a $420.6 million translation loss of our cash held as long-term investments, we had a cash and investments balance of $13.4 million in Venezuela. –See “Item 3. Key Information – D. Risk Factors- Our substantial cash balances in Venezuelan bolivars are subject to unfavorable exchange controls, and our Venezuelan operations could be adversely affected by conditions in Venezuela or by relations between Panama and Venezuela.” On January 1, 2015, given the change in its business strategy focused on international markets, Copa Colombia concluded that the most appropriate functional currency of the Company would be U.S. dollars. This reflects the fact that the majority of the airline’s business is influenced by pricing in international markets, with a dollar economic environment. In the same way, the major operating expenses such as fuel, leasing, airport services and sales commissions are dollarized. Until December 31, 2014, the previous functional currency of the Company was the Colombian peso.

The following chart summarizes the Company’s exchange risk exposure (assets and liabilities denominated in foreign currency) at December 31, 2015 and 2014:

	As of December 31, 2015	As of December 31, 2014
Assets
Cash and cash equivalents	$75,113	$84,914
Investments	382	458,666
Accounts receivables, net	49,641	82,702
Prepaid expenses	64,669	51,039
Other assets	60,664	80,803

Total assets	$250,469	$758,124

Liabilities
Accounts payables suppliers and agencies	$63,256	$104,625
Accumulated taxes and expenses payables	59,108	31,009
Air traffic liability
Other liabilities	68,231	72,532

Total liabilities	$190,595	$208,166

Net position	$59,874	$549,958

Item 12. Description of Securities Other than Equity Securities

Not applicable.

Part II

Item 13. Defaults, Dividend Arrearages and Delinquencies

None

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

None

Item 15. Controls and Procedures

Disclosure controls and procedures

Disclosure controls and procedures are designed to ensure that information required to be disclosed by the Company in reports filed or submitted under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms. We carried out an evaluation under the supervision of our management, including our chief executive officer and chief financial officer, of the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2015. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures were not effective due to a material weakness related to a method of presentation for non-cash transaction under IFRS within the financing and investing activity sections of the statements of cash flows. Disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure.

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

Management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2015. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control – Integrated Framework (2013).

During the preparation of our 2015 consolidated financial statements, the criteria used to determine the nature of the Japanese Operating Lease with Call Option (“JOLCO”) transactions on the level of detail for presentation purposes in our consolidated statement of cash flows was not in compliance with a non-cash transaction presentation under IFRS. Although this method of presentation had been considered acceptable, recently it was identified as a material weakness in our internal control over financial reporting in 2015 related to this method of presentation. This matter has been corrected in our 2015 consolidated financial statements, and retrospectively adjusted in prior years presented for comparable purposes (Note 5 to our consolidated financial statements). The corrections related to the current and retrospective presentation in the consolidated statement of cash flows of non-cash transactions related to JOLCO structure as either investing or financing cash flow activities in our consolidated statement of cash flow and did not have any effect on the net increase (decrease) in cash balance and availability for the years ended December 31, 2015 or 2014. Furthermore, none of the other statements presented such as: statement of financial position, statement of profit or loss, statement of comprehensive (loss) income and statement of changes in equity, needed to be revised or restated.

Based on the aforementioned assessment of a material weakness, management concluded that its internal control over financial reporting was not effective as of December 31, 2015.

                The effectiveness of our internal controls over financial reporting as of December 31, 2015 has been audited by Ernst & Young, the independent registered public accounting firm who also audited the Company’s consolidated financial statements. Ernst & Young’s attestation report on the effectiveness of the Company’s internal control over financial reporting is included herein.

Changes in internal control over financial reporting

During 2014 the Company implemented a new revenue system and initiated the phased implementation of an enterprise resource planning system (“ERP”). The ERP system went live on October 2014 for Copa Colombia, in June 2015 for Copa Airlines, and the consolidation and budget modules will be implemented throughout 2016. In July 2015, the Company launched its own frequent flyer program brand name “ConnectMiles” which consisted of the implementation of a new process, organizational structure and support system designed to manage the loyalty program. During 2015, the Company also completed the transition of its internal control framework towards COSO 2013.

Procedures were reviewed, documented and activities were put in place to ensure that internal controls over financial reporting (“ICOFR”) processes provide reasonable assurance throughout the new processes and systems.

We will immediately implement appropriate measures to address this material weakness, including enhancing the IFRS knowledge base of our accounting personnel through additional training specifically in the area of preparation of cash flow statements and will enhance procedures and controls for review processes to ensure proper preparation, review, presentation and disclosure of amounts included in our consolidated statement of cash flows.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The Board of Directors and Shareholders

COPA HOLDINGS, S.A.

We have audited Copa Holdings, S.A. and its subsidiaries’ internal control over financial reporting as of December 31, 2015, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the 2013 framework) (the “COSO criteria”). Copa Holdings, S.A. and its subsidiaries’ management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board (IFRS), and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. The following material weakness has been identified and included in management’s assessment. Management’s criteria for determining the presentation of the Company’s Japanese Operating Lease with Call Option (JOLCO) transactions in the Company’s consolidated statement of cash flows for the year ended December 31, 2015 and 2014 was not in compliance with a non-cash transaction presentation under IFRS.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated statements of financial position of Copa Holdings, S.A. and subsidiaries as of December 31, 2015 and 2014 and the related consolidated statements of profit or loss, comprehensive (loss) income, changes in equity and cash flows for each of the three years in the period ended December 31, 2015. This material weakness was considered in determining the nature, timing and extent of audit tests applied in our audit of 2015 consolidated financial statements, and this report does not affect our report dated May 2, 2016, which expressed an unqualified opinion on those financial statements.

In our opinion, because of the effect of the material weakness described above on the achievement of the objectives of the control criteria, Copa Holdings, S.A. and its subsidiaries has not maintained effective internal control over financial reporting as of December 31, 2015, based on the COSO criteria.

/s/ Ernst & Young

May 2, 2016

Panama City, Republic of Panama

Item 16. Reserved

Item 16A. Audit Committee Financial Expert

Our Board of Directors has determined that Messrs. Jose Castañeda,Roberto Artavia and Andrew Levy qualify as an “audit committee financial experts” as defined by current SEC rules and meet the independence requirements of the SEC and the NYSE listing standards. For a discussion of the role of our audit committee, see “Item 6C. Board Practices—Audit Committee.”

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

Item 16C. Principal Accountant Fees and Services

The following table sets forth by category of service the total fees for services performed by our independent auditors Ernst & Young during the fiscal years ended December 31, 2015, 2014 and 2013:

	2015	2014	2013
Audit Fees	$835,200	$886,800	$755,000
Audit-Related Fees	—	—	—
Tax Fees	$4,889	—	—
All Other Fees	—	—	—
Total	$840,089	$886,800	$755,000

Audit Fees

Audit fees for 2015, 2014 and 2013 included the audit of our annual financial statements and internal controls, and the review of our quarterly reports.

Audit-Related Fees

There were no audit-related fees for 2015, 2014 and 2013.

Tax Fees

Tax fees for 2015 were $4,889. There were no tax fees for 2014 and 2013.

All Other Fees

Other fees for 2015, 2014 and 2013 included amounts paid for permitted consulting services performed by Ernst & Young and pre-approved by our audit committee. There were no such fees in 2015, 2014 or 2013.

Pre-Approval Policies and Procedures

Our audit committee approves all audit, audit-related, tax and other services provided by Ernst & Young. Any services provided by Ernst & Young that are not specifically included within the scope of the audit must be pre-approved by the audit committee in advance of any engagement. Pursuant to Rule 2-01 of Regulation S-X, audit committees are permitted to approve certain fees for audit-related services, tax services and other services pursuant to a de minimis exception prior to the completion of an audit engagement. In 2015, none of the fees paid to Ernst & Young were approved pursuant to the de minimis exception.

Item 16D. Exemptions from the Listing Standards for Audit Committees

None

Item 16E. Purchase of Equity Securities by the Issuer and Affiliated Purchasers

The following table provides information related to the share repurchase program executed by month:

Period	Total number of shares purchased	Average price paid per share	Total number of shares purchased as part of publicly announced program	Maximum number of shares that may be yet be purchased under the program

Program 2014 (EOMR)

December 2014	182,592	$101.84	182,592	2,274,440

January 2015	139,196	104.13	321,788	2,084,941

February 2015	28,454	109.65	350,242	1,951,529

ASR 2015

September 2015	500,000		850,242

December 2015	1,460,250		2,310,492
Total	2,310,492

In November 2014, the Board of Directors of the Company approved a $250 million share repurchase program. Purchases will be made from time to time, subject to market and economic conditions, applicable legal requirements, and other relevant factors.

During December of 2014 the Company repurchased 182,592 shares for a total amount of $18.4 million.

In the first quarter of 2015, the Company repurchased 167,650 shares for a total amount of $17.6 million.

During September 2015 the Company entered into an Accelerated Share Repurchase (“ASR”) with Citibank for an approximate period of 3 months for a total amount of $ 100 million. On December 15, 2015, Citibank delivered 1,960,250 shares to the Company, recognized at the settlement price of $51.01 per share.

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

NYSE Standards	Our Corporate Governance Practice
conflicts of interest, the appropriate use of resources, obligations to inform of acts of corruption and mechanism to enforce the compliance with established rules of conduct.

Item 16H. Mine Safety Disclosure

None

PART III

Item 17. Financial Statements

See “Item 18. Financial Statements”

Item 18. Financial Statements

See our consolidated financial statements beginning on page F-1.

Item 19. Exhibits

3.1**	English translation of the Articles of Incorporation (Pacto Social) of the Registrant

10.1**†	Aircraft Lease Agreement, dated as of October 1, 1998, between First Security Bank and Compañía Panameña de Aviación, S.A., in respect of Boeing Model 737-71Q Aircraft, Serial No. 29047

10.1 (2008)	Supplemental Agreement dated as of May 13, 2008 by and among Copa Holdings, S.A. Corporation de Inversiones Aereas, S.A. and Continental Airlines, Inc.

10.2**†	Letter Agreement dated as of November 6, 1998 amending Aircraft Lease Agreement, dated October 1, 1998, between First Security Bank and Compañía Panameña de Aviación, S.A., in respect of One Boeing Model 737-71Q Aircraft, Manufacturer’s Serial No. 29047

10.3**†	Aircraft Lease Amendment Agreement dated as of May 21, 2003 to Aircraft Lease Agreement, dated October 1, 1998, between First Security Bank and Compañía Panameña de Aviación, S.A., in respect of Boeing Model 737-71Q Aircraft, Serial No. 29047

10.4**†	Aircraft Lease Agreement, dated as of October 1, 1998, between First Security Bank and Compañía Panameña de Aviación, S.A., in respect of Boeing Model 737-71Q Aircraft, Serial No. 29048

10.5**†	Letter Agreement dated as of November 6, 1998 amending Aircraft Lease Agreement, dated as of October 1, 1998, between First Security Bank and Compañía Panameña de Aviación, S.A., in respect of Boeing Model 737-71Q Aircraft, Serial No. 29048

10.6**†	Aircraft Lease Amendment Agreement dated as of May 21, 2003 to Aircraft Lease Agreement, dated October 1, 1998, between First Security Bank and Compañía Panameña de Aviación, S.A., in respect of Boeing Model 737-71Q Aircraft, Serial No. 29048

10.7**†	Aircraft Lease Agreement, dated as of November 18, 1998, between Aviation Financial Services Inc. and Compañía Panameña de Aviación, S.A., Boeing Model 737-700 Aircraft, Serial No. 28607

10.8**†	Letter Agreement No. 1 dated as of November 18, 1998 to Aircraft Lease Agreement, dated November 18, 1998, between Aviation Financial Services Inc. and Compañía Panameña de Aviación, S.A., Boeing Model 737-700 Aircraft, Serial No. 28607

10.9**†	Letter Agreement No. 2 dated as of March 8, 1999 to Aircraft Lease Agreement, dated November 18, 1998, between Aviation Financial Services Inc. and Compañía Panameña de Aviación, S.A., Boeing Model 737-700 Aircraft, Serial No. 28607

10.10**†	Lease Extension and Amendment Agreement dated as of April 30, 2003, to Aircraft Lease Agreement, dated November 18, 1998, between Aviation Financial Services Inc. and Compañía Panameña de Aviación, S.A., Boeing Model 737-700 Aircraft, Serial No. 28607

10.11**†	Aircraft Lease Agreement, dated as of November 18, 1998, between Aviation Financial Services Inc. and Compañía Panameña de Aviación, S.A., Boeing Model 737-700 Aircraft, Serial No. 30049

10.12**†	Letter Agreement No. 1 dated as of November 18, 1998 to Aircraft Lease Agreement, dated November 18, 1998, between Aviation Financial Services Inc. and Compañía Panameña de Aviación, S.A., Boeing Model 737-700 Aircraft, Serial No. 30049

10.13**†	Letter Agreement No. 2 dated as of March 8, 1999 to Aircraft Lease Agreement, dated November 18, 1998, between Aviation Financial Services Inc. and Compañía Panameña de Aviación, S.A., Boeing Model 737-700 Aircraft, Serial No. 30049

10.14**†	Lease Extension and Amendment Agreement dated as of April 30, 2003, to Aircraft Lease Agreement, dated November 18, 1998, between Aviation Financial Services Inc. and Compañía Panameña de Aviación, S.A., Boeing Model 737-700 Aircraft, Serial No. 30049

10.15**†	Embraer 190LR Purchase Agreement DCT-006/2003 dated as of May 2003 between Embraer— Empresa Brasileira de Aeronáutica S.A. and Regional Aircraft Holdings Ltd.

10.16**†	Letter Agreement DCT-007/2003 between Embraer—Empresa Brasileira de Aeronáutica S.A. and Regional Aircraft Holdings Ltd., relating to Purchase Agreement DCT-006/2003

10.17**†	Letter Agreement DCT-008/2003 between Embraer—Empresa Brasileira de Aeronáutica S.A. and Regional Aircraft Holdings Ltd., relating to Purchase Agreement DCT-006/2003

10.18**	Aircraft General Terms Agreement, dated November 25, 1998, between The Boeing Company and Copa Holdings, S.A.

10.19**†	Purchase Agreement Number 2191, dated November 25, 1998, between The Boeing Company and Copa Holdings, S.A., Inc. relating to Boeing Model 737-7V3 & 737-8V3 Aircraft

10.20**†	Supplemental Agreement No. 1 dated as of June 29, 2001 to Purchase Agreement Number 2191 between The Boeing Company and Copa Holdings, S.A.

10.21**†	Supplemental Agreement No. 2 dated as of December 21, 2001 to Purchase Agreement Number 2191 between The Boeing Company and Copa Holdings, S.A.

10.22**†	Supplemental Agreement No. 3 dated as of June 14, 2002 to Purchase Agreement Number 2191 between The Boeing Company and Copa Holdings, S.A.

10.23**†	Supplemental Agreement No. 4 dated as of December 20, 2002 to Purchase Agreement Number 2191 between The Boeing Company and Copa Holdings, S.A.

10.24**†	Supplemental Agreement No. 5 dated as of October 31, 2003 to Purchase Agreement Number 2191 between The Boeing Company and Copa Holdings, S.A.

10.25**†	Supplemental Agreement No. 6 dated as of September 9, 2004 to Purchase Agreement Number 2191 between The Boeing Company and Copa Holdings, S.A.

10.26**†	Supplemental Agreement No. 7 dated as of December 9, 2004 to Purchase Agreement Number 2191 between The Boeing Company and Copa Holdings, S.A.

10.27**†	Supplemental Agreement No. 8 dated as of April 15, 2005 to Purchase Agreement Number 2191 between The Boeing Company and Copa Holdings, S.A.

10.28**†	Maintenance Cost per Hour Engine Service Agreement, dated March 5, 2003, between G.E. Engine Services, Inc. and Copa Holdings, S.A.

10.29**†	English translation of Aviation Fuel Supply Agreement, dated July 18, 2005, between Petróleos Delta, S.A. and Compañía Panameña de Aviación, S.A.

10.30**†	Form of Amended and Restated Alliance Agreement between Continental Airlines, Inc. and Compañía Panameña de Aviación, S.A.

10.31**	Form of Amended and Restated Services Agreement between Continental Airlines, Inc. and Compañía Panameña de Aviación, S.A.

10.32*	Form of Second Amended and Restated Shareholders’ Agreement among Copa Holdings, S.A., Corporación de Inversiones Aéreas, S.A. and Continental Airlines, Inc.

10.33**	Form of Guaranteed Loan Agreement

10.34*	Form of Amended and Restated Registration Rights Agreement among Copa Holdings, S.A., Corporación de Inversiones Aéreas, S.A. and Continental Airlines, Inc.

10.35**	Form of Copa Holdings, S.A. 2005 Stock Incentive Plan

10.36**	Form of Copa Holdings, S.A. Restricted Stock Award Agreement

10.37**	Form of Indemnification Agreement with the Registrant’s directors

10.38**	Form of Amended and Restated Trademark License Agreement between Continental Airlines, Inc. and Compañía Panameña de Aviación, S.A.

10.39*†	Embraer 190 Purchase Agreement COM 0028-06 dated February 2006 between Embraer—Empresa Brasileira de Aeronáutica S.A. and Copa Holdings, S.A. relating to Embraer 190LR aircraft

10.40*†	Letter Agreement COM 0029-06 to the Embraer Agreement dated February 2006 between Embraer—Empresa Brasileira de Aeronáutica S.A. and Copa Holdings, S.A. relating to Embraer 190LR aircraft

10.41 (2006)†	Supplemental Agreement No. 9 dated as of March 16, 2006 to the Boeing Purchase Agreement Number 2191 dated November 25, 1998 between the Boeing Company and Copa Holdings, S.A.

10.42(2006)†	Supplemental Agreement No. 10 dated as of May 8, 2006 to the Boeing Purchase Agreement Number 2191 dated November 25, 1998 between the Boeing Company and Copa Holdings, S.A.

10.43(2006)†	Supplemental Agreement No. 11 dated as of August 30, 2006 to the Boeing Purchase Agreement Number 2191 dated November 25, 1998 between the Boeing Company and Copa Holdings, S.A.

10.44(2007)†	Supplemental Agreement No. 12 dated as of February 26, 2007 to the Boeing Purchase Agreement Number 2191 dated November 25, 1998 between the Boeing Company and Copa Holdings, S.A.

10.45(2007)†	Supplemental Agreement No. 13 dated as of April 23, 2007 to the Boeing Purchase Agreement Number 2191 dated November 25, 1998 between the Boeing Company and Copa Holdings, S.A.

10.46(2007)†	Supplemental Agreement No. 14 dated as of August 31, 2007 to the Boeing Purchase Agreement Number 2191 dated November 25, 1998 between the Boeing Company and Copa Holdings, S.A.

10.47(2008)†	Supplemental Agreement No. 15 dated as of February 21, 2008 to the Boeing Purchase Agreement Number 2191 dated November 25, 1998 between the Boeing Company and Copa Holdings, S.A.

10.48(2008)†	Supplemental Agreement No. 16 dated as of June 30, 2008 to the Boeing Purchase Agreement Number 2191 dated November 25, 1998 between the Boeing Company and Copa Holdings, S.A.

10.49(2008)†	Supplemental Agreement No. 17 dated as of December 15, 2008 to the Boeing Purchase Agreement Number 2191 dated November 25, 1998 between the Boeing Company and Copa Holdings, S.A.

10.50(2009)†	Supplemental Agreement No. 18 dated as of July 15, 2009 to the Boeing Purchase Agreement Number 2191 dated November 25, 1998 between the Boeing Company and Copa Holdings, S.A

10.51(2009)†	Supplemental Agreement No. 19 dated as of August 31, 2009 to the Boeing Purchase Agreement Number 2191 dated November 25, 1998 between the Boeing Company and Copa Holdings, S.A

10.52(2009)†	Supplemental Agreement No. 20 dated as of November 19, 2009 to the Boeing Purchase Agreement Number 2191 dated November 25, 1998 between the Boeing Company and Copa Holdings, S.A

10.53(2010)†	Supplemental Agreement No. 21 dated as of May 28, 2010 to the Boeing Purchase Agreement Number 2191 dated November 25, 1998 between the Boeing Company and Copa Holdings, S.A

10.54(2010)†	Supplemental Agreement No. 22 dated as of September 24, 2010 to the Boeing Purchase Agreement Number 2191 dated November 25, 1998 between the Boeing Company and Copa Holdings, S.A

10.55(2010)†	Supplemental Agreement No. 23 dated as of October, 2010 to the Boeing Purchase Agreement Number 2191 dated November 25, 1998 between the Boeing Company and Copa Holdings, S.A

10.56(2011)†	On Pointsm Solutions Rate per Engine Flight Hour Service Agreement dated as of May 22, 2011 between GE Engine Services, LLC., Copa Holdings, S.A., and Lease Management Services, LLC.

10.57(2012)†	On Pointsm Solutions Rate per Engine Flight Hour Service Agreement dated as of April 15, 2012 between GE Engine Services, LLC., Copa Holdings, S.A., and Lease Management Services, LLC.

12.1	Certification of the Chief Executive Officer, pursuant to Rules 13a-14 and 15d-14 under the Securities Exchange Act of 1934.

12.2	Certification of the Chief Financial Officer, pursuant to Rules 13a-14 and 15d-14 under the Securities Exchange Act of 1934.

13.1	Certification of Chief Executive Officer, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2	Certification of the Chief Financial Officer, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

21.1**	Subsidiaries of the Registrant

*	Previously filed with the SEC as an exhibit and incorporated by reference from our Registration Statement on Form F-1, filed June 15, 2006, File No. 333-135031.

**	Previously filed with the SEC as an exhibit and incorporated by reference from our Registration Statement on Form F-1, filed November 28, 2005, as amended on December 1, 2005 and December 13, 2005, File No. 333-129967.

2006	Previously filed with the SEC as an exhibit and incorporated by reference from our Annual Report on Form 20-F, filed June 30, 2006, File No. 001-06938776.

2007	Previously filed with the SEC as an exhibit and incorporated by reference from our Annual Report on Form 20-F, filed July 2, 2007, File No.001-07956031.

2008	Previously filed with the SEC as an exhibit and incorporated by reference from our Annual Report on Form 20-F, filed May 9, 2008, File No.001-08818238.

***	Previously filed with the SEC as an exhibit and incorporated by reference from our Registration Statement on Form F-3, filed May 13, 2008, File No. 333- 150882

2009	Previously filed with the SEC as an exhibit and incorporated by reference from our Annual Report on Form 20-F, filed May 6, 2009, File No. 001- 09801609.

2010	Previously filed with the SEC as an exhibit and incorporated by reference from our Annual Report on Form 20-F, filed March 16, 2010, File No. 001- 10686910

2011	Previously filed with the SEC as an exhibit and incorporated by reference from our Annual Report on Form 20-F, filed May 17, 2011, as amended on December 22, 2011, File No. 001- 111276555

2012	Previously filed with the SEC as an exhibit and incorporated by reference from our Annual Report on Form 20-F, filed April 16,2012, File No. 001- 12762135

†	The Registrant was granted confidential treatment for portions of this exhibit.

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

COPA HOLDINGS, S.A.

By:	/s/ Pedro Heilbron
	Name:	Pedro Heilbron
	Title:	Chief Executive Officer

By:	/s/ Jose Montero
	Name:	Jose Montero
	Title:	Chief Financial Officer

Dated: May 2, 2016

Consolidated Financial Statements

Copa Holdings, S. A. and subsidiaries

Year ended December 31, 2015

with Report of Independent Registered Public Accounting Firm

COPA HOLDINGS, S. A. AND SUBSIDIARIES

COPA HOLDINGS, S. A. AND SUBSIDIARIES

Report of independent registered public accounting firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF COPA HOLDINGS, S.A.

We have audited the accompanying consolidated statements of financial position of Copa Holdings, S.A. and subsidiaries as of December 31, 2015 and 2014, and the related consolidated statements of profit or loss, comprehensive (loss) income, changes in equity and cash flows for each of the three years in the period ended December 31, 2015. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Copa Holdings, S.A. and subsidiaries at December 31, 2015 and 2014, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2015, in conformity with International Financial Reporting Standards, as issued by the International Accounting Standards Board.

As Discussed in Note 5 to the consolidated financial statement, the 2014 financial statement have been restated to correct the presentation in the consolidated statement of cash flow.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Copa Holdings, S.A. and subsidiaries’ internal control over financial reporting as December 31, 2015, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission “(2013 framework)” and our report dated May 2, 2016 expressed an adverse opinion thereon.

/s/ Ernst & Young

May 2, 2016

Panama City, Republic of Panama

Copa Holdings, S. A. and subsidiaries

Consolidated statement of financial position

As at 31 December

(In US$ thousands)

	Notes	2015	2014
ASSETS
Current assets
Cash and cash equivalents	8	$204,715	$221,443
Investments	9	480,233	545,160
Accounts receivable	10	105,777	122,150
Expendable, parts and supplies	11	62,247	59,954
Prepaid expenses	12	48,667	56,793
Other currents assets	16	5,946	5,949

		907,585	1,011,449
Non - current assets
Investments	9	861	396,802
Property and equipment	13	2,650,653	2,505,336
Net pension asset		6,050	2,522
Intangible assets	15	69,426	57,295
Deferred tax assets	21	12,708	17,235
Other non - current assets	16	68,193	88,973

		2,807,891	3,068,163

Total assets		$3,715,476	$4,079,612

LIABILITIES AND EQUITY
Current liabilities
Current maturities of long - term debt	17	$245,514	$187,646
Trade, other payable and financial liabilities	18	218,969	241,438
Air traffic liability		352,110	408,012
Frequent flyer deferred revenue		18,884	—
Taxes and interest payable		43,176	31,538
Accrued expenses payable	19	82,948	81,291
Income tax payable		24,066	31,572

		985,667	981,497
Non - current liabilities
Long - term debt	17	1,055,183	928,964
Other long - term liability	20	54,339	57,747
Deferred tax liabilities	21	32,865	36,296

		1,142,387	1,023,007

Total liabilities		2,128,054	2,004,504

Equity	23
Issued Capital
Class A common stock - 33,455,857 (2014 - 33,420,977) share issued, 31,017,102 (2014 - 33,050,298) outstanding		20,924	20,859
Class B common stock - 10,938,125 (2014 - 10,938,125) share issued and outstanding, no par value		7,466	7,466
Additional paid in capital		57,455	53,486
Treasury Stock		(136,388)	(18,426)
Retained earnings		1,638,733	2,011,485
Accumulated other comprehensive income		(768)	238

Total equity		1,587,422	2,075,108

Commitments and contingencies	26	—	—

Total liabilities and equity		$3,715,476	$4,079,612

The accompanying notes are an integral part of these consolidated financial statements.

Copa Holdings, S. A. and subsidiaries

Consolidated statement of profit or loss

For the year ended 31 December

(In US$ thousands)

	Notes	2015	2014	2013
Operating revenue
Passenger revenue		$2,166,727	$2,619,856	$2,519,650
Cargo, mail and other		83,335	85,212	88,682

	7	2,250,062	2,705,068	2,608,332
Operating expenses
Aircraft fuel		602,777	820,694	783,092
Salaries and benefits		289,512	299,182	276,156
Passenger servicing		258,302	268,762	250,604
Commissions		88,557	99,115	103,685
Reservations and sales		88,051	93,766	99,822
Maintenance, material and repairs		111,181	101,421	92,993
Aircraft rentals		122,217	112,082	90,233
Flight operations		130,930	132,156	121,903
Depreciation, amortization and impairment	13,15	134,888	115,147	137,412
Landing fees and other rentals		56,703	53,746	50,288
Other		100,856	87,910	84,590

		1,983,974	2,183,981	2,090,778

Operating profit		266,088	521,087	517,554
Non - operating expense (income)
Finance cost	17	33,155	29,529	30,180
Finance income	17	(25,947)	(18,066)	(12,636)
Exchange rate difference, net		440,097	6,543	24,303
Mark to market derivate expense (income)		11,572	117,950	(5,241)
Other income		(7,025)	(21,018)	(10,958)
Other expense		6,451	7,841	3,336

		458,303	122,779	28,984

(Loss) profit before taxes		(192,215)	398,308	488,570
Income tax expense	21	32,759	36,639	61,099

Net (loss) profit		$(224,974)	$361,669	$427,471

(Loss) earnings per share

Basic and diluted	25	$(5.13)	$8.15	$9.63

The accompanying notes are an integral part of these consolidated financial statements.

Copa Holdings, S. A. and subsidiaries

Consolidated statement of comprehensive (loss) income

For the year ended 31 December

(In US$ thousands)

	2015	2014	2013
Net (loss) profit	$(224,974)	$361,669	$427,471

Other comprehensive income (loss)
Other comprehensive income (loss) to be reclassified to profit or loss in subsequent periods -
Net change in fair value of derivative instrument	1,206	2,034	1,931
Exchange effect on intercompany long term balance	—	3,492	1,375
Foreign currency translation expense	—	(9,442)	(6,617)

	1,206	(3,916)	(3,311)
Other comprehensive loss not to be reclassified to profit or loss in subsequent periods -
Remeasurement actuarial loss, net of amortization	(2,212)	(46)	(58)

	(2,212)	(46)	(58)

Other comprehensive loss for the year, net of tax	(1,006)	(3,962)	(3,369)

Total comprehensive (loss) income for the year	$(225,980)	$357,707	$424,102

Copa Holdings, S. A. and subsidiaries

Consolidated statement of changes in equity

For the year ended 31 December

(In US$ thousands)

		Common stock (Non - par value)		Issued Capital		Additional paid in	Treasury	Retained	Accumulated other comprehensive	Total
	Notes	Class A	Class B	Class A	Class B	capital	Stock	Earnings	income	equity
At December 31, 2012		33,098,345	10,938,125	$22,591	$7,466	$40,660	$—	$1,458,258	$7,569	$1,536,544
Net profit		—	—	—	—	—	—	427,471	—	427,471
Other comprehensive income		—	—	—	—	—	—	—	(3,369)	(3,369)
Issuance of stock for employee awards		62,150	—	35	—	(35)	—	—	—	—
Share - based compensation expense	24	—	—	—	—	5,967	—	—	—	5,967
Other		—	—	—	—	439	—	—	—	439
Dividends paid	23	—	—	—	—	—	—	(65,146)	—	(65,146)

At December 31, 2013		33,160,495	10,938,125	$22,626	$7,466	$47,031	$—	$1,820,583	$4,200	$1,901,906
Net profit		—	—	—	—	—	—	361,669	—	361,669
Other comprehensive income		—	—	—	—	—	—	—	(3,962)	(3,962)
Issuance of stock for employee awards		72,395	—	(1,767)	—	1,767	—	—	—	—
Share - based compensation expense	24	—	—	—	—	4,688	—	—	—	4,688
Repurchase of treasury shares		(182,592)	—	—	—	—	(18,426)	—	—	(18,426)
Dividends paid	23	—	—	—	—	—	—	(170,767)	—	(170,767)

At December 31, 2014		33,050,298	10,938,125	$20,859	$7,466	$53,486	$(18,426)	$2,011,485	$238	$2,075,108
Net loss		—	—	—	—	—	—	(224,974)	—	(224,974)
Other comprehensive income		—	—	—	—	—	—	—	(1,006)	(1,006)
Issuance of stock for employee awards		94,704	—	65	—	(65)	—	—	—	—
Share - based compensation expense	24	—	—	—	—	4,034	—	—	—	4,034
Repurchase of treasury shares		(2,127,900)	—	—	—		(117,962)	—	—	(117,962)
Dividends paid	23	—	—	—	—	—	—	(147,592)	—	(147,592)
Other		—	—	—	—	—	—	(186)	—	(186)

At December 31, 2015		31,017,102	10,938,125	$20,924	$7,466	$57,455	$(136,388)	$1,638,733	$(768)	$1,587,422

The accompanying notes are an integral part of these consolidated financial statements.

Copa Holdings, S. A. and subsidiaries

Consolidated statement of cash flows

For the year ended 31 December

(In US$ thousands)

	Notes	2015	2014 Restated*	2013
Operating activities
Net (loss) income		$(224,974)	$361,669	$427,471
Adjustments for -
Income tax expense		32,759	36,639	61,099
Finance cost	17	33,155	29,529	30,180
Finance income	17	(25,947)	(18,066)	(12,636)
Depreciation, amortization and impairment	13,15	134,888	115,147	136,522
Loss (gain) on sale of property and equipment		1,896	(415)	(3,685)
Disposal of assets		3,344	8,961	16,514
Provision for account receivable impairment	10	(71)	1,851	4,560
Allowance for obsolescence of expendables parts and supplies		63	344	62
Derivate instruments mark to market		11,572	117,950	(3,661)
Stock compensation	24	4,034	4,688	5,967
Amortization and impairment of brand name		—	—	890
Net foreign exchange differences		435,983	—	6,863
Change in -
Accounts receivable		17,471	9,758	(174)
Accounts receivable from related parties		(317)	1,296	(1,917)
Other current assets		4,398	(5,354)	(8,169)
Restricted cash	9	(11,803)	(52,425)	855
Other assets		14,628	1,152	(1,160)
Account payable	18	(31,913)	30,366	(13,212)
Account payable from related parties	18	(1,801)	(7,734)	(5,974)
Air traffic liability		(55,902)	(170,427)	195,630
Frequent flyer deferred revenue		18,884	—	—
Other liability		2,598	(35,254)	57,672

Cash from operating activities		362,945	429,675	893,697
Income tax paid		(39,168)	(37,869)	(44,846)
Interest paid		(31,668)	(27,953)	(30,579)
Interest received		24,754	21,039	11,993

Net cash from operating activities		316,863	384,892	830,265
Investing activities
Acquisition of investments		(383,005)	(464,384)	(989,674)
Proceeds from redemption of investments		435,110	605,017	603,105
Advance payments on aircraft purchase contracts	13	(83,064)	(204,084)	(191,025)
Reimbursement of advance payments on aircraft purchase contracts	13	161,169	210,454	102,366
Acquisition of property and equipment		(81,788)	(106,307)	(94,177)
Proceeds from sale of property and equipment		3,380	415	3,685
Acquisition of intangible assets	15	(19,418)	(19,964)	—

Net cash from (used in) investing activities		32,384	21,147	(565,720)
Financing activities
Proceeds from new borrowings		130,000	20,000	9,249
Payments on loans, borrowings and finance leases		(221,912)	(147,227)	(146,268)
Paid - in capital		—	—	447
Dividends paid	23	(147,592)	(170,767)	(64,696)
Repurchase of treasury shares	23	(117,962)	(18,426)	—

Net cash used in financing activities		(357,466)	(316,420)	(201,268)

Net (decrease) increase in cash and cash equivalents		(8,219)	89,619	63,277

Cash and cash equivalent at January 1		221,443	139,110	76,094
Effect of exchange rate change on cash		(8,509)	(7,286)	(261)

Cash and cash equivalent at December 31		$204,715	$221,443	$139,110

*	See note 5

The accompanying notes are an integral part of these consolidated financial statements.

COPA HOLDINGS, S. A. AND SUBSIDIARIES

Notes to the consolidated financial statements

1.	Corporate information

Copa Holdings, S. A. (“the Company”) was incorporated according to the laws of the Republic of Panama on May 6, 1988 with an indefinite duration. The Company is a public company, which is listed in the New York Stock Exchange (NYSE) under the symbol CPA since December 14, 2005. The address of its registered office is at Boulevard Costa del Este, Avenida Principal y Avenida de la Rotonda, Urbanización Costa del Este, Complejo Business Park, Torre Norte, Parque Lefevre, Panama City, Republic of Panama.

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

The Company currently offers approximately 360 daily scheduled flights among 73 destinations in 31 countries in North, Central and South America and the Caribbean, mainly from its Panama City Hub. Additionally, the Company provides passengers with access to flights to more than 180 international destinations through codeshare agreements. Copa Airlines is part of Star Alliance, the leading global network since June 2012.

The Company has a broad commercial alliance with United Continental Holdings, Inc (“United”), which includes code-sharing arrangements, other benefits such as improved purchasing power in negotiations with service providers and participation in United’s Mileage Plus frequent flyer loyalty program until June 30, 2015.

In March, 2015, Copa Airlines presented its new loyalty program “ConnectMiles”, designed to strengthen the relationship with its frequent flyers and give exclusive attention. The program preserves the model of accumulation and redemption of miles that Copa Airline’s passengers have enjoyed in recent years in United’s Mileage Plus frequent flyer loyalty program. The program started on July 1, 2015, in which the ConnectMiles members are recognized worldwide on the more than 28 airlines members of Star Alliance and are eligible to earn and redeem miles to any of Star Alliance’s 1,330 (unaudited) destinations in 192 countries (unaudited).

As of December 31, 2015, the Company operates a fleet of 100 aircraft with an average age of 6.24 years; consisting of 63 Boeing 737-800 Next Generation aircraft, 14 Boeing 737-700 Next Generation aircraft and 23 Embraer E190 aircraft.

The consolidated financial statements have been authorized by the CEO, CFO and the Audit Committee of the Company for issue on May 2, 2016.

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

Functional and presentation currency

These consolidated financial statements are presented in United States dollars (U.S. Dollar “$”), which is the Company’s functional currency, and it’s the legal tender of the Republic of Panama. The Republic of Panama does not issue its own paper currency; instead, U.S. Dollar is used as legal currency.

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

The financial statements of the subsidiaries are prepared for the same reporting period as the parent company, using consistent accounting policies. All intercompany balances, transactions and dividends are eliminated in full. The following are the significant subsidiaries included within these financial statements:

Name	Country of Incorporation	Ownership interest
		2015	2014
Copa Airlines	Panama	99%	99%
Copa Colombia	Colombia	99%	99%
Oval	British Virgin Islands	100%	100%

F-8	(Continued)

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

Monetary assets and liabilities denominated in foreign currencies are translated at the functional currency spot rate of exchange at the reporting date. Non-monetary items are translated at equivalent U.S. Dollar costs at dates of the initial transaction and maintained at historical rate. Foreign exchange gains and losses are included in the exchange rate difference line in the consolidated statement of profit or loss for the year.

F-9	(Continued)

COPA HOLDINGS, S. A. AND SUBSIDIARIES

Notes to the consolidated financial statements

Group companies

Until December 31, 2014, the financial statements of Copa Colombia, were measured in Colombian Pesos, the functional currency of the subsidiary, and were translated to U.S. Dollars as follows: for assets and liabilities at the exchange rate prevailing at the reporting date and for the statement of profit or loss and of comprehensive income at the average exchange rate for each month. The exchange differences arising on translation for consolidation were recognized in the consolidated statement of comprehensive income, except for the variation in net investment in foreign subsidiaries, intercompany financing balances with foreign subsidiaries and exchange differences of derivatives.

On January 1, 2015, given the change in its business strategy focused on international markets, Copa Colombia concluded that the most appropriate functional currency of the Company is US dollars. This reflects the fact that the majority of the airlines business is influenced by pricing in international markets, with a dollar economic environment. In the same way, the major operating expenses as fuel, leasing, airport services and sales commissions are dollarized. Until December 31, 2014, the previous functional currency of the Company was the Colombian pesos.

According with the IAS 21 “The effects of changes in foreign exchange rates” the effect of a change in functional currency is accounted for prospectively. Copa Colombia translated all items into the new functional currency using the exchange rate at the date of the change. The resulting translated amounts for non-monetary items were treated as their new historical cost. Exchange differences arising from the translation of a foreign operation previously recognized in other comprehensive income in accordance with paragraphs 32 and 39(c) of this standard, are not reclassified from equity to profit or loss until the disposal of the operation.

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

Passenger revenue

Passenger revenue is recognized when transportation is provided rather than when a ticket is sold. The amount of passenger ticket sales, not yet recognized as revenue, is reflected as “Air traffic liability” in the consolidated statement of financial position. The Company performs monthly evaluation of this liability recognizing in sales of current month, a provision is recognized for tickets that are not expected to be used or redeemed (breakage). A year after the sale was made, all unredeemed sales are transferred from “Air Traffic liability” and recognized as revenue and the provision is reversed.

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

F-10	(Continued)

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

Cargo and courier services

Cargo and courier services are recognized when the Company provides and completes the shipping services as requested by client and the risks on merchandise and goods are transferred.

Other revenue is primarily comprised of excess baggage charges, commissions earned on tickets sold for flights on other airlines and charter flights, and is recognized when transportation or service is provided.

Frequent flyer program

On July 1, 2015, the Company launched its frequent flyer program, whose objective is to reward customer loyalty through the earning of miles whenever the programs holders make certain flights. The miles or points earned can be exchanged for flights on Copa or any of other Star Alliance partners’ airlines.

When a passenger elects to receive frequent flyer miles in connection with a flight, the Company recognizes a portion of the ticket sales as revenue when the air transportation is provided and recognizes a deferred liability (Frequent flyer deferred revenue) for a portion of the ticket sale representing the value of the related miles as a multiple-deliverable revenue arrangement, in accordance with IFRIC 13: Customer loyalty programs. The deferred liability is classified as a current liability on the consolidated statement of financial position since the company does not have enough history to identify passenger’ behavior for redemptions in the short or mid-term. To determine the amount of revenue to be deferred, the Company estimates and allocate the fair value of the miles that were essentially sold along with the airfare, using a blended calculation which includes partner´s rate and the average value of a mile to the customer.

Furthermore, the Company estimates miles earned by members which will not be redeemed for an award before they expire (breakage). A statistical model that estimates the percentage of points that will not be redeemed before expiration is utilized to estimate breakage. The breakage is updated annually .

In addition, the Company sells miles to non-airline businesses with which it has marketing agreements. In 2015, the main contracts to sell miles relate to co-branded credit card relationships with two major Banks in the region. The Company determined the selling prices of miles according to a negotiated rate.

Prior to July 1, 2015, the Company participated in United Airlines (“United”) Mileage Plus frequent flyer program. Under the terms of the Company’s frequent flyer agreement with United, Mileage Plus members received Mileage Plus frequent flyer mileage credits for traveling on the Company’s flight and the Company paid United a per mile rate for each mileage credit granted by United at the time of the flight.

The amounts paid to United were recognized by the Company through a deduction under “passenger revenue” in the consolidated statement of profit or loss and the Company had no further payment or service obligation with respect to the

F-11	(Continued)

COPA HOLDINGS, S. A. AND SUBSIDIARIES

Notes to the consolidated financial statements

mileage credits, now is recognized as operating expense in the consolidated statement of profit or loss. United pays the Company a per mile rate for every mile flown by a Mileage Plus Member redeeming miles on a Copa Airlines or Copa Colombia flight. The rates paid by United depend on the class of service, the flight length and the availability of the reward. This revenue received from United is recorded in “passenger revenue” in the accompanying consolidated statement of profit or loss as flight services are provided to the passenger.

(e)	Cash and cash equivalents

Cash and cash equivalents in the statement of financial position, comprise cash at banks and on hands, money market accounts and time deposits with original maturities of three months or less when purchased.

For the purpose of the consolidated statement of cash flows, cash and cash equivalents consist of cash net of outstanding bank overdraft, if any. Cash and cash equivalents which maybe not freely remitted to the holding company because of currency exchange restrictions are classified as investment in the statement of financial position.

The Company has elected to present the statement of cash flows using the indirect method.

(f)	Financial instruments

A financial instrument is any contract that gives rise to a financial asset of one entity and a financial liability or equity instrument of another entity.

The Company´s financial assets include cash and cash equivalents, short and long term investments and account receivables.

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

When the Company has transferred its rights to receive cash flows from an asset or has entered into a pass-through arrangement, it evaluates if and to what extent it has retained the risk and rewards of ownership. When it has neither transferred nor retained substantially all of the risks and rewards of the asset nor transferred control of the asset, the asset is recognized to the extent of the Company´s continuing involvement in the asset. In that case, the Company also recognizes an associated liability. The transferred asset and the associated liability are measured on a basis that reflects the rights and obligations that the Company has retained.

F-12	(Continued)

COPA HOLDINGS, S. A. AND SUBSIDIARIES

Notes to the consolidated financial statements

(ii)	Measurement

The subsequent measurement of financial assets depends on their classification as described below (See also Note 4, Fair value measurement for financial assets):

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

Amortized cost is calculated by taking into account any discount or premium on acquisition and fees or costs that are an integral part of the EIR. The EIR amortization is included in finance income in the consolidated statement of profit or loss. Restricted cash and cash equivalent is classified within short-term and long-term investments and is held as collateral for letters of credit or corresponds to balances not available for use due to exchange control restrictions in Venezuela.

•	Receivables

Accounts receivable are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. These financial instruments, which generally have 30 days terms, are initially recognized and carried at original invoice amount, since recognition of interest under the amortized cost would be immaterial, less a provision for impairment. The losses arising from impairment are recognized in the consolidated statement of profit or loss in “Other operating expenses”.

The Company records its best estimate of provision for impairment of receivables, on the basis of various factors, including: varying customer classifications, agreed upon credit terms, and the age of the individual debt.

When the Company considers that there are no realistic prospects of recovery of the asset, the relevant amounts are written off. If the amount of impairment loss subsequently decreases and the decrease can be related objectively to an event occurring after the impairment was recognized, then the previously recognized impairment loss is reversed through profit or loss.

The Company considers that there is evidence of impairment if any of the following indicators are present:

•	If the debtor is in a state of permanent disability

•	In cases where they have exhausted all legal resources and / or administrative

•	For those cases where the account exceed one year old without decreases

•	In the event of not having documents establishing the debt

F-13	(Continued)

COPA HOLDINGS, S. A. AND SUBSIDIARIES

Notes to the consolidated financial statements

(iii)	Offsetting financial instruments

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

Financial liabilities are derecognized when the obligation under the liability is discharged, cancelled or expires. When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as a derecognition of the original liability and the recognition of a new liability, and the difference in the respective carrying amounts is recognized in the consolidated statement of profit or loss.

(ii)	Measurement

The measurement of financial liabilities depends on their classification as described below:

•	Debt

All borrowings and loans are initially recognized at fair value less any directly attributable transaction costs. Subsequent to initial recognition, these liabilities are measured at amortized cost using the effective interest rate (EIR) method. Gain and losses are recognized in the consolidated statement of profit or loss when the liabilities are derecognized as well as through the EIR amortization process.

Amortized cost is calculated by taking into account any discount or premium on acquisition and fees or costs that are an integral part of the EIR. The EIR amortization is included in finance costs in the consolidated statement of profit or loss.

•	Other financial liabilities

Other financial liabilities are initially recognized at fair value, including directly attributable transaction costs. Subsequent to initial recognition, they are measured at amortized cost using the effective interest rate method.

F-14	(Continued)

COPA HOLDINGS, S. A. AND SUBSIDIARIES

Notes to the consolidated financial statements

Gain and losses are recognized in the consolidated statement of profit or loss when the liabilities are derecognized as well as through the amortization process.

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

The Company designated certain derivatives as cash flow hedges.

At the inception of a hedge relationship, the Company formally designates and documents the relationship between the hedging instruments and the hedged items, as well as its risk management objectives and strategy for undertaking various hedging transactions.

The Company also documents its assessment both at hedge inception and on an ongoing basis, of whether the derivatives that are used in hedging transactions, as expected, are highly effective in offsetting changes in fair values or cash flows of hedged items.

The fair values of various derivative instruments used for hedging purposes are shown in Note 27.7.

Any gain or loss on the hedging instrument relating to the effective portion of a cash flow hedge is recognized in the consolidated statement of comprehensive income. The gain or loss relating to the ineffective portion is recognized immediately in the consolidated statement of profit or loss.

Amounts recognized as other comprehensive income are transferred to the statement of profit or loss when the hedged transaction affects profit or loss, such as when the hedged financial income or financial expense is recognized. When the hedged item is the cost of a non-financial asset or non-financial liability, the amounts recognized as other comprehensive income are transferred to the initial carrying amount of the nonfinancial asset or liability.

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

F-15	(Continued)

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

The carrying amount of the asset is reduced and the loss is recorded in the consolidated statement of profit or loss.

Impairment of non – financial assets

The Company assesses at each reporting date whether there is an indication that an asset or its cash - generating unit (CGU) may be impaired. If any such indication exists, or when annual impairment testing for an asset is required, the Company estimates the asset´s or CGU´s recoverable amount. The recoverable amount is the higher of an asset’s or its cash-generating unit’s fair value less costs to sell and its value in use. Recoverable amount is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or group of assets. When the carrying amount of an asset or CGU exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount.

In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted.

Impairment losses of continuing operations, including impairment on inventories, are recognized in the consolidated statement of profit or loss in those expense categories consistent with the function of the impaired asset.

For assets, excluding goodwill, an assessment is made at each reporting date to determine whether there is any indication that previously recognized impairment losses no longer exists or may have decreased. If such indication exists, the Company estimates the asset´s or CGU’s recoverable amount.

F-16	(Continued)

COPA HOLDINGS, S. A. AND SUBSIDIARIES

Notes to the consolidated financial statements

A previously recognized impairment loss is reversed only if there has been a change in the assumptions used to determine the asset’s recoverable amount since the last impairment loss was recognized. The reversal is limited so that the carrying amount of the asset does not exceed its recoverable amount, nor exceed the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognized for the asset in prior years. Such reversal is recognized in the statement of profit or loss.

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

Until December 31, 2014, the Company made payments for engine overhauls under power by the hour agreements (“PBH”). Payments related to engine overhauls under PBH agreements are recognized as other assets until the maintenance event occurs, at which time the actual costs of the maintenance is capitalized and are amortized over the expected period until the next event.

Management performs regular reviews of the recovery of maintenance deposits and believes that the values reflected in the consolidated statement of financial position are recoverable.

Currently, the Company maintains PBH contracts covering minor maintenance events which are recognized as an expense when they occur.

An impairment loss is recognized in the statement of profit or loss when the carrying amount of the maintenance deposit exceeds the future expected benefits.

(k)	Property and equipment

Property and equipment comprise mainly airframe, engines and other related flight equipments. All property and equipment are stated at cost, net of accumulated depreciation and accumulated impairment losses, if any. Under IAS 16 “Property, Plant and Equipment”, major maintenance events, including major engine overhauls, are treated as a separate asset component with the cost capitalized and depreciated over the period to the next major event. All other replacement spares and costs relating to maintenance of fleet assets are charged to the consolidated statement of profit or loss on consumption or as incurred.

F-17	(Continued)

COPA HOLDINGS, S. A. AND SUBSIDIARIES

Notes to the consolidated financial statements

Depreciation is calculated on a straight-line basis over the estimated useful lives of the assets and considering residual value as follows:

Property and equipment	Estimate useful life (years)	Residual Value
Airframe and engines	30	15%
Aircraft components (rotable parts)	30	15%
Ground equipment	10	—
Furniture, fixture, equipment and other	5-10	—
Major maintenance events	1-8	—
Leasehold improvements	lesser of remaining lease term or useful life	—

An item of property and equipment and any significant part initially recognized is derecognized upon disposal or when no future economic benefits are expected from its use or disposal. Any gain or loss arising on derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in the statement of profit or loss when the asset is derecognized.

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

The land owned by the Company is recognized at cost less any accumulated impairment.

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

F-18	(Continued)

COPA HOLDINGS, S. A. AND SUBSIDIARIES

Notes to the consolidated financial statements

Company as a lessor

(i)	Operating leases

When assets are leased under operating lease, the asset is included in the consolidated statement of financial position according to the nature of asset. Revenue from operating leases is recognized over the term of the lease on a straight-line basis.

Initial direct costs incurred by Company in negotiating and arranging an operating lease are added to the carrying amount of the leased asset and recognized as an expense over the lease term on the same basis as the related lease income.

Company as a lessee

(ii)	Operating leases

Leases where lessor effectively retains substantially all the risks and benefits of ownership of the leased item, are classified as operating leases.

Operating lease payments are recognized as an expense in the consolidated statement of profit or loss on a straight-line basis over the lease term.

(iii)	Finance leases

Leases where lessor substantially transfers all the risks and benefits of ownership of the leased item, are classified as finance leases.

The leased assets are measured initially at an amount equal to the lower of their fair value and the present value of the minimum lease payments. Minimum lease payments made under finance leases are apportioned between the finance expense and the reduction of the outstanding liability. The finance expense is allocated to each period during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability.

Sale and leaseback transactions

The Company enters into transactions whereby aircraft are sold and subsequently leased back. The Company has not entered into sale and leaseback transactions that resulted in finance leases.

If a sale and leaseback transaction results in an operating lease, and it is clear that the transaction is established at fair value, any profit or loss is recognized immediately. If the sale price is below fair value any profit is recognized immediately. If the transaction is not at fair value, any resulting loss that is compensated for by future lease payments at below market is deferred and amortized over the lease term.

(m)	Intangible assets

Goodwill

Goodwill is initially measured at cost, being the excess of the aggregate of the consideration transferred over the net identifiable assets acquired and liabilities assumed of the acquired subsidiary at the date of acquisition.

F-19	(Continued)

COPA HOLDINGS, S. A. AND SUBSIDIARIES

Notes to the consolidated financial statements

After initial recognition, goodwill is measured at cost less any accumulated impairment losses. For the purpose of impairment testing, goodwill acquired in a business combination is, from the acquisition date, allocated to each of the Company´s cash-generating units (CGU) or Group of CGU´s that are expected to benefit from the combination, irrespective of whether other assets or liabilities of the acquiree are assigned to those units. When the recoverable amount of the CGU is less than its carrying amount, an impairment loss is recognized. Impairment losses relating to goodwill cannot be reversed in future periods.

The Company has evaluated that the goodwill contributes to the cash flows of two CGUs, which is the lowest level at which the goodwill is monitored by management.

Other intangible assets

Intangible assets acquired separately are measured on initial recognition at cost. The cost of intangible assets acquired in a business combination is their fair value at the date of acquisition. Following initial recognition, intangible assets are carried at cost less any accumulated amortization and accumulated impairment losses. Internally generated intangible assets, excluding capitalized development costs, are not capitalized and the expenditure is reflected in the consolidated statement of profit or loss in the year in which the expenditure is incurred.

The useful lives of intangible assets are assessed as either finite or indefinite.

Intangible assets with finite lives are amortized over their useful economic life and assessed for impairment whenever there is an indication that the intangible asset may be impaired. The amortization period and amortization method for an intangible asset with a finite useful life are reviewed at least at the end of each reporting period. Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset are considered to modify the amortization period or method, as appropriate, and are treated as changes in accounting estimates. The amortization expense on intangible assets with finite lives is recognized in the consolidated statement of profit or loss as the expense category that is consistent with the function of the intangible assets.

Intangible assets with indefinite useful lives are not amortized, but are tested for impairment at least annually, either individually or at the cash-generating unit level. The assessment of indefinite life is reviewed annually to determine whether the indefinite life continues to be supportable. If not, the change in useful life from indefinite to finite is made on a prospective basis.

Gains and losses arising from the derecognition of an intangible asset are measured as the difference between the net disposal proceeds and the carrying amount of the asset and are recognized in the consolidated statement of profit or loss when the asset is derecognized.

A summary of the Company´s intangible assets and the policies applied is:

•	Licenses and software rights

Acquired computer software licenses are capitalized on the basis of the costs incurred to acquire and bring to use the specific software. These costs are amortized using the straight-line method over their estimated useful lives (three to eight years).

F-20	(Continued)

COPA HOLDINGS, S. A. AND SUBSIDIARIES

Notes to the consolidated financial statements

Costs associated with developing or maintaining computer software programs are recognized as an expense as incurred. Costs that are directly associated with the production of identifiable and unique software products controlled by the Company, and that are estimated to generate economic benefits exceeding costs beyond one year, are recognized as intangible assets. Direct costs include the software development employee costs and an appropriate portion of relevant overheads. These costs are amortized using the straight-line method over their estimated useful lives (five to fifteen years).

Computer software development costs recognized as assets are amortized using the straight-line method over their estimated useful lives that ranged between 3 and 5 years.

Licenses and software rights acquired by the Company have finite useful lives and are amortized on a straight-line basis over the term of the contract and the amortization is recognized in the consolidated statement of profit or loss.

•	Brand name and routes

Routes rights had an indefinite useful life until December 31, 2012 and were carried at cost, less any accumulated impairment. Subsequently, they were amortized and at December 31, 2014, routes were fully amortized.

(n)	Taxes

Income tax expense

Income tax expense comprises current and deferred tax. It is recognized in profit or loss except when related to the items recognized directly in equity or in OCI.

Current income tax

The Company pays taxes in the Republic of Panama and in other countries in which it operates, based on regulations in effect in each respective country.

The revenues come principally from foreign operations, and according to the Panamanian Fiscal Code these foreign operations are not subject to income tax in Panama.

The Panamanian tax code for the airline industry states that tax is based on net income earned for traffic whose origin or final destination is the Republic of Panama. The applicable tax rate is currently 25.0%. Dividends from the panamanian subsidiaries, including Copa, are separately subject to a 10% withholding tax on the portion attributable to panamanian sourced income and a 5% withholding tax on the portion attributable to foreign sourced income. Additionally, a 7% value added tax is levied on tickets issued in Panama for travel commencing in Panama and going abroad, irrespective of where such tickets were ordered.

The Company also is subject to local tax regulations in each of the other jurisdictions where it operates, the great majority of which are related to the taxation of the income.

Current period income tax assets and liabilities are measured at the amount expected to be paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted, at the reporting date in the countries where the Company operates and generates taxable income.

F-21	(Continued)

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

Deferred tax assets are recognized for all deductible temporary differences, the carry forward of unused tax credits and unused tax losses. Deferred tax assets are recognized to the extent that it is probable that taxable profit will be available against which the deductible temporary differences and the carry forward of unused tax credits and unused tax losses can be utilized, except:

•	When deferred tax asset relating to the deductible temporary difference arises from initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither accounting profit nor taxable profit or loss.

•	In respect of deductible temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, deferred tax assets are recognized only to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilized.

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

Deferred tax liabilities are recognized for all taxable temporary differences, except:

•	When the deferred tax liability arises from the initial recognition of goodwill or an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither accounting profit nor taxable profit or loss.

•	In respect of taxable temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, when the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

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

F-22	(Continued)

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

(p)	Provisions

Provisions for costs, including restitution, restructuring and legal claims and assessments are recognized when:

•	The Company has a present legal or constructive obligation as a result of past events;

•	It is probable that an outflow of resources embodying economic benefits will be required to settle the obligation; and

•	The amount of obligation can be reliably estimated.

For certain operating leases, the Company is contractually obliged to return aircraft in a defined condition. The Company accrues for restitution costs related to aircraft held under operating leases throughout the duration of the lease. Restitution costs are based on the net present value of the estimated costs of returning the aircrafts and are recognized in the consolidated statement of profit or loss in “Maintenance, material and repairs”. These costs are reviewed annually and adjusted as appropriate.

(q)	Share-based payments

Employees (including senior executives) of the Company receive remuneration in the form of share-based payment transactions, whereby employees render services as consideration for equity instruments (equity-settled transactions).

Equity-settled transactions

The cost of equity-settled transactions is recognized, together with a corresponding increase in additional paid in capital in equity, over the period in which the performance and/or service conditions are fulfilled. The cumulative expense recognized for equity-settled transactions at each reporting date until the vesting date reflects the extent to which the vesting period has expired and the Company’s best estimate of the number of equity instruments that will ultimately vest. Expense or credit for a period represents the movement in cumulative expense recognized as at the beginning and end of that period and is recognized in “Salaries and benefits” expense in the consolidated statement of profit or loss (Note 24).

F-23	(Continued)

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

The Company enters into lease contracts on some of the aircraft it operates. The Company assesses, based on the terms and conditions of the arrangements, whether or not substantially all risks and rewards of ownership of the aircraft it leases have been transferred/retained by the lessor, to determine the appropriate accounting classification of the contracts as operating lease or a finance lease.

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

Impairment exists when the carrying value of an asset or cash generating unit (CGU) exceeds its recoverable amount, which is the higher of its fair value less costs to sell and its value in use. The fair value less costs to sell calculation is based on available data from binding sales transactions, conducted at arm’s length, for similar assets or observable market prices less incremental costs for disposing of the asset. The value in use calculation is based on a discounted cash flow model. The cash flows are derived from the budget for the next five years and do not include restructuring activities that the Company is not yet committed to or significant future investments that will enhance the asset’s performance of the CGU being tested. The recoverable amount is most sensitive to the discount rate used for the discounted cash flow model as well as the expected future cash-inflows and the growth rate used for extrapolation purposes. See Note 15.

•	Property and equipment

The Company’s management has determined that the salvage value of the airframe, engines and components (rotable parts) owned is 15% of the cost of the asset, so the depreciation of flight equipment is made accordingly. Annually, management reviews the useful life and salvage value of each of these assets. See Note 13.

F-24	(Continued)

COPA HOLDINGS, S. A. AND SUBSIDIARIES

Notes to the consolidated financial statements

•	Maintenance provision

The recording of maintenance provisions related to return conditions on aircraft leases requires management to make estimates of the future costs associated with the maintenance events required under the lease return condition and estimates of the expected future maintenance condition of the aircraft at the time of lease expiry. These estimates take into account current costs of these maintenance events, estimates of inflation surrounding these costs as well as assumptions surrounding utilization of the related aircraft. Any difference in the actual maintenance cost incurred and the amount of the provision is recorded in maintenance expense in the period. The effect of any changes in estimates, including changes in discount rates, inflation assumptions, cost estimates or lease expiries, is also recognized in maintenance expense in the period. See Note 20.

•	Share-based payments

The Company measures the cost of equity-settled transactions with employees by reference to the fair value of the equity instruments at the date at which they are granted. Estimating fair value for share-based payment transactions requires determination of the most appropriate valuation model, which is dependent on the terms and conditions of the grant. This estimate also requires determination of the most appropriate inputs to the valuation model including the expected life of the share option, volatility and dividend yield and making assumptions about them. The assumptions and models used for estimating fair value for share-based payment transactions are disclosed in Note 24.

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

•	Multiple deliverable revenue arrangements- Frequent flyer program

The Company recognizes a portion of the proceed from sale of tickets as frequent flyer deferred revenue, reflecting the value of the related miles earned by the passenger in a multiple element revenue arrangement. Pursuant to IFRIC 13, the Company estimates the fair value of the miles sold along with the ticketed flight using a blended calculation of rates charged when miles are sold to other partners and the average value of a mile flown by a customer. Also, the Company estimates and reduces the liability for the value of miles earned but expected to expire unused, based on historical experience of comparable partner airlines.

•	Taxes

The Company believes that tax positions taken are reasonable. However, various taxing authorities may challenge the positions taken resulting in additional liabilities for taxes and interest that may become payable in future years as a result of audits by the tax authorities. The tax positions involve considerable judgment on the part of management and tax positions are reviewed and adjusted to account for changes in circumstances, such as lapsing of applicable statutes of limitations, conclusions of tax audits, additional exposures based on identification of new issues or court decisions affecting a particular tax issue. Actual results could differ from estimates. See Note 21.

F-25	(Continued)

COPA HOLDINGS, S. A. AND SUBSIDIARIES

Notes to the consolidated financial statements

•	Fair value measurement

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

All assets and liabilities for which fair value is measured or disclosed in the financial statements are categorized within the fair value hierarchy, described as follows, based on the lowest level input that is significant to the fair value measurement as a whole (See Note 27.7 for further disclosures):

i)	Level 1 – Quoted (unadjusted) market prices in active markets for identical assets or liabilities.

ii)	Level 2 - Valuation techniques for which the lowest level input that is significant to the fair value measurement is directly or indirectly observable

iii)	Level 3- Valuation techniques for which the lowest level input that is significant to the fair value measurement is unobservable. The inputs to these models are taken from observable markets where possible, but where this is not feasible, a degree of judgment is required in establishing fair values. Judgments include considerations of inputs such as liquidity risk, credit risk and volatility. Changes in assumptions about these factors could affect the reported fair value of financial instruments.

For assets and liabilities that are recognized in the financial statements on a recurring basis, the Company determines whether transfers have occurred between levels in the hierarchy by re-assessing categorization (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of each reporting period.

F-26	(Continued)

COPA HOLDINGS, S. A. AND SUBSIDIARIES

Notes to the consolidated financial statements

5.	Correction of an error

During 2015, the Company adjusted the presentation of its statement of cash flows to more accurately reflect its transactions involving its aircraft acquisitions that were financed through Japanese Operating Leases with Call Options (JOLCO). The change consists in not reflecting its JOLCO transactions as cash transactions within the investing activities and financing activities sections of its consolidated statement of cash flows. The Company applied these changes retroactively to its consolidated statements of cash flows for the year ended December 31, 2014 in order to present its cash flows on a consistent basis. This change in presentation does not materially alter any of the company’s financial information except for the statement of cash flows as summarized below.

	As Reported December 31, 2014	Change	Restated December 31, 2014
	(in thousands)
Investing Activities
Acquisition of investments	(464,384)	—	(464,384)
Proceeds from redemption of investments	605,017	—	605,017
Advance payments on aircraft purchase contracts	(204,084)	—	(204,084)
Reimbursement of advance payments on aircraft purchase contracts	210,454	—	210,454
Acquisition of property and equipment	(280,307)	174,000	(106,307)
Proceeds from sale of property and equipment	415	—	415
Acquisition of intangible assets	(19,964)	—	(19,964)

Net cash (used in) provided by investing activities	(152,853)	174,000	21,147

Financing Activities
Proceeds from new borrowings	194,000	(174,000)	20,000
Payments on loans, borrowings and finance leases	(147,227)	—	(147,227)
Paid-in capital	—	—	—
Dividends paid	(170,767)	—	(170,767)
Repurchase of treasury shares	(18,426)	—	(18,426)

Net cash (used in) financing activities	(142,420)	(174,000)	(316,420)

Cash and cash equivalents at December 31	221,443	—	221,443

6.	New standards and interpretations not yet adopted

The standards and interpretations that are issued, but not yet effective, up to date of issuance of the Company´s financial statements are disclosed below. The Company intends to adopt these standards, if applicable, when they become effective.

IFRS 9 Financial Instruments

The new standard includes revised guidance on the classification and measurement of financial assets, including impairment and supplements the new hedge accounting principles published in 2013. IFRS 9 contains three principal classification categories for financial asset measured at: amortized cost, fair value through other comprehensive income (FVOCI) and fair value through profit or loss (FVTPL). Otherwise, the new standard retains almost all of the existing requirements in IAS 39 for financial liabilities.

The new standard takes effect in January 2018. The Company will assess the potential impact on its consolidated financial statements resulting from the application of IFRS 9.

Amendment to IFRS 11 Accounting for Acquisitions of Interests in Joint Operations

The amendment requires business combination accounting to be applied to acquisitions of interests in joint operation that constitutes a business. These Amendments take effect in January 2016, and are not expected to be relevant to the Company.

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

The new standard takes effect in January 2018. The Company is already assessing the potential impact on its consolidated financial statements that may result from the application of IFRS 15.

Amendments to IAS 16 and 38 Clarification of Acceptable Methods of Depreciation and Amortization

Amendment introducing a new judgmental threshold designed to severely restrict use of revenue-based amortization for intangible assets and depreciation of tangible assets. These amendments takes effect in January 2016, and are not expected to be relevant to the Company.

Amendments to IAS 27 Equity method in separate financial statements

The amendments allow the use of the equity method in separate financial statements, and apply to the accounting not only for associates and joint ventures, but also for subsidiaries. The amendments apply retrospectively for annual periods beginning on or after January 1, 2016 and are not expected to be relevant for the consolidated financial statements of the Company.

F-27	(Continued)

COPA HOLDINGS, S. A. AND SUBSIDIARIES

Notes to the consolidated financial statements

Amendments to IFRS 10, IFRS 12and IAS 28 Investment Entities: Applying the Consolidation Exception

The main change of this modification is to clarify how a subsidiary of an investment entity that is not an investment entity itself should be presented in consolidated financial statements of the Company.

The amendments apply retrospectively for annual periods beginning on or after January 1, 2016. Early adoption is permitted and are not expected to be relevant for the consolidated financial statements of the Company.

Amendment to IAS 1, Presentation of financial statements: on the disclosure initiative

These amendments are as part of the IASB initiative to improve presentation and disclosure in financial reports. The amendments address additional subtotals in the statement of financial position or the statement of profit or loss and other comprehensive income. The amendments provide guidance on what additional subtotals are acceptable and how they are presented. These Amendments takes effect in January 2016, and are not expected to be relevant to the Company.

IFRS 16 Lease

This standard was issued in January 2016 and sets out the principles for the recognition, measurement, presentation and disclosure of leases for both parties to a contract, i.e. the customer (‘lessee’) and the supplier (‘lessor’). IFRS 16 eliminates the classification of leases as either operating leases or finance leases for a lessee. Instead all leases are treated in a similar way to finance leases under IAS 17, Leases. The lessee is required to recognize the present values of future lease payments and showing them either as lease assets (right-of-use assets) or together with property, plant and equipment, and also recognizing a financial liability representing its obligation to make future lease payments. IFRS 16 does not require a company to recognize assets and liabilities for (a) short-term leases (i.e. leases of 12 months or less), and (b) leases of low-value assets.

The new standard takes effect in January 2019. The Company has not assessed the impact on its consolidated financial statements that may result from the application of IFRS 16.

Amendment to IAS 12 Recognition of deferred tax assets for unrealized losses

These amendments on the recognition of deferred tax assets for unrealized losses clarify how to account for deferred tax assets related to debt instruments measured at fair value.

These amendments are effective for annual periods beginning on or after January 1, 2017. The Company will assess the impact on its consolidated financial statements resulting from the application of this amendment.

F-28	(Continued)

COPA HOLDINGS, S. A. AND SUBSIDIARIES

Notes to the consolidated financial statements

7.	Segment reporting

The Company’s business activities are conducted as one operating segment – Air transportation, the reporting results for which are regularly reviewed by management for purposes of analyzing its performance and making decisions about resource allocations. Information concerning operating revenue by principal geographic area for the period ended December 31 is as follows (in millions):

	2015	2014	2013
North America	$559.6	$554.6	$468.1
Panama	374.2	374.7	289.4
Brazil	290.6	395.6	357.0
Central America and Caribbean	289.0	284.7	271.2
Colombia	174.2	267.2	291.0
Venezuela	47.3	281.5	396.4
Others South America	515.2	546.8	535.2

	$2,250.1	$2,705.1	$2,608.3

We attribute revenue among the geographical areas based upon point of sales. Our tangible assets and capital expenditures consist primarily of flight and related ground support equipment, which is mobile across geographic markets and, therefore, has not been allocated.

8.	Cash and cash equivalents

	2015	2014
Checking and saving accounts	$120,304	$174,989
Time deposits of no more than ninety days	38,320	14,007
Overnight deposits	45,897	32,126
Cash on hand	194	321

	$204,715	$221,443

At December 31, 2015 and 2014, cash and cash equivalents of the Company, are free of restriction or charges that could limit its availability.

During 2015, the Company used Sistema Complementario de Administracion de divisas (“SICAD”) rate of Bs13.50 per U.S. dollar. At December 31, 2015, the Company decided that in view of the lack of repatriation the SICAD rate could no longer be considered available in practice, this combined with the deterioration of the Venezuelan economy. Instead, the Company has chosen to use Sistema Marginal de Divisas (“SIMADI”) exchange rate of Bs198.7 per U.S. dollar to translate all the financial assets and liabilities at the end of the period 2015, which is considered a better reflection of the Bolivar given the current economic reality of that country.

This rate has been applied to all funds in Venezuela, resulting in a foreign translation loss of $430.2 million at December 31, 2015. The cash balance in Venezuela at December 31, 2015 is $13.4 million. See Note 28 for discussion of remittance received subsequent to the date of the balance sheet date.

F-29	(Continued)

COPA HOLDINGS, S. A. AND SUBSIDIARIES

Notes to the consolidated financial statements

Time deposits earned interest based on rates determined by the banks in which the instruments are held, ranging between 0.20% and 3.75% for US dollar investments in 2015 and 2014.

9.	Investments

	2015	2014
Short-term -
Time deposits between 90 and 365 days	$416,005	$357,000
Restricted cash and investments	64,228	188,160

	$480,233	$545,160

Long term -
Time deposits of more than 365 days	$861	$73,282
Restricted cash	—	323,520

	$861	$396,802

Time deposits earned interest based on rates determined by the banks in which the instruments are held. The use of the time deposits depends on the cash requirements of the Company and bear interest rates ranging between 0.20% and 3.75% for US dollar investments (0.20% and 3.75% during, 2014) and between 1.00% and 15.25% for Venezuelan Bolivar investments, (0.50% and 13.00% during 2014).

At December 31, 2015, short term investments include $64.2 million ($52.4 million at December 31, 2014) in margin calls to secure derivative financial instruments transactions (see Note 27.1).

At December 31, 2014, restricted cash of $458.6 million were not available for use by the Company due to exchange controls in Venezuela.

10.	Accounts receivable

	2015	2014
Credit cards	$53,813	$42,676
Travel agencies and airlines clearing house	25,561	56,071
Cargo, mail and other travel agencies	10,873	17,617
Trade receivables due from related parties	642	892
Government	6,160	3,042
Other	11,725	5,543

	108,774	125,841
Provision for impairment	(2,997)	(3,691)

	$105,777	$122,150

See detail of trade receivables due from related parties in Note 22.

F-30	(Continued)

COPA HOLDINGS, S. A. AND SUBSIDIARIES

Notes to the consolidated financial statements

The maturity of the portfolio at the end of each year is as follows:

	2015	2014
Current	$73,469	$106,101
Past due 0 to 30 days	3,605	9,465
Past due 31 to 60 days	9,902	1,606
More than 60 days	18,801	4,978

	$105,777	$122,150

Current accounts receivable are those that do not show delays in their payments, according to the payment date agreed with the customer. The provision for impairment is made collectively when the Company estimates that it will not be able to collect all of the amounts past due.

Movements in the provision for impairment of receivables were as follows:

	2015	2014
Balance at beginning of year	$(3,691)	$(4,248)
Reversals (additions)	71	(1,851)
Bad debts written-off	623	2,408

Balance at end of year	$(2,997)	$(3,691)

11.	Expendable parts and supplies

	2015	2014
Material for repair and maintenance	$58,882	$55,192
Purchases in transit	15	3,091
Other inventories	3,738	1,997

	62,635	60,280
Allowance for obsolescence	(388)	(326)

	$62,247	$59,954

The amount of expendable parts and supplies recognized as an expense in the consolidated statement of profit or loss in “Maintenance, material and repairs” was $27.2 million, $25.9 million and $26.9 million for the years ended December 31, 2015, 2014 and 2013, respectively.

F-31	(Continued)

COPA HOLDINGS, S. A. AND SUBSIDIARIES

Notes to the consolidated financial statements

12.	Prepaid expenses

	2015	2014
Prepaid taxes	$18,474	$17,640
Prepaid rent	8,698	11,932
Prepaid commissions	4,713	4,891
Prepaid insurance	755	824
Prepaid other	16,027	21,506

	$48,667	$56,793

Prepaid other mainly include operating expenses related to management of fuel.

F-32	(Continued)

COPA HOLDINGS, S. A. AND SUBSIDIARIES

Notes to the consolidated financial statements

13.	Property and equipment

	Land	Airframe	Engines	Purchase deposits for flight equipment	Aircraft components	Ramp and miscellaneous flight equipment	Furniture, fixture, equipment a and other	Leasehold improvements	Construction in progress	Total
Cost -
Balance at January 1, 2015	$6,301	$1,608,730	$954,654	$321,175	$143,635	$39,740	$25,308	$28,580	$7,716	$3,135,839
Transfer of pre-delivery payments	—	96,701	64,468	(161,169)	—	—	—	—	—	—
Additions	—	110,991	55,986	83,064	11,605	2,827	2,269	3,190	9,751	279,683
Disposals	—	(11,206)	—	—	(5,567)	(25)	(864)	(881)	(2,343)	(20,886)
Reclassifications	—	—	—	—	364	495	(766)	4,977	(5,070)	—

Balance at December 31, 2015	$6,301	$1,805,216	$1,075,108	$243,070	$150,037	$43,037	$25,947	$35,866	$10,054	$3,394,636
Accumulated depreciation -
Balance at January 1, 2015	$—	$(362,137)	$(171,102)	$—	$(34,102)	$(26,560)	$(18,197)	$(18,405)	$—	$(630,503)
Depreciation for the year	—	(72,904)	(38,889)	—	(5,592)	(3,214)	(2,774)	(4,229)	—	(127,602)
Disposals	—	9,621	—	—	3,720	23	581	177	—	14,122
Reclassifications	—		—	—	(39)	1,202	(1,501)	338	—	—

Balance at December 31, 2015	$—	$(425,420)	$(209,991)	$—	$(36,013)	$(28,549)	$(21,891)	$(22,119)	$—	$(743,983)
Carrying Amounts -
At January 1, 2015	$6,301	$1,246,593	$783,552	$321,175	$109,533	$13,180	$7,111	$10,175	$7,716	$2,505,336

At December 31, 2015	$6,301	$1,380,394	$865,116	$243,070	$113,427	$14,488	$4,056	$13,747	$10,054	$2,650,653

F-33	(Continued)

COPA HOLDINGS, S. A. AND SUBSIDIARIES

Notes to the consolidated financial statements

	Land	Airframe	Engines	Purchase deposits for flight equipment	Aircraft components	Ramp and miscellaneous flight equipment	Furniture, fixture, equipment a and other	Leasehold improvements	Construction in progress	Total
Cost -
Balance at January 1, 2014	$—	$1,460,210	$875,072	$327,545	$127,491	$36,766	$23,524	$25,006	$3,247	$2,878,861
Transfer of pre-delivery payments	—	105,398	—	(210,454)	—	—	—	—	—	(105,056)
Additions	6,301	46,328	79,582	204,084	19,870	7,787	6,885	—	8,157	378,994
Disposals	—	—	—	—	(3,726)	(1,542)	(7,654)	(30)	(41)	(12,993)
Effect of movements in exchange rates	—	(3,206)	—	—	—	(114)	(609)	(38)	—	(3,967)
Reclassifications	—	—	—	—	—	(3,157)	3,162	3,642	(3,647)	—

Balance at December 31, 2014	$6,301	$1,608,730	$954,654	$321,175	$143,635	$39,740	$25,308	$28,580	$7,716	$3,135,839
Accumulated depreciation -
Balance at January 1, 2014	$—	$(298,326)	$(144,104)	$—	$(29,539)	$(25,151)	$(18,617)	$(14,610)	$—	$(530,347)
Depreciation for the year	—	(66,740)	(26,998)	—	(5,264)	(3,031)	(2,224)	(3,863)	—	(108,120)
Disposals	—	—	—	—	697	662	2,637	37	—	4,033
Effect of movements in exchange rates	—	2,929	—	—	4	95	872	31	—	3,931
Reclassifications	—	—	—	—	—	865	(865)	—	—	—

Balance at December 31, 2014	$—	$(362,137)	$(171,102)	$—	$(34,102)	$(26,560)	$(18,197)	$(18,405)	$—	$(630,503)
Carrying Amounts -
At January 1, 2014	$—	$1,161,884	$730,968	$327,545	$97,952	$11,615	$4,907	$10,396	$3,247	$2,348,514

At December 31, 2014	$6,301	$1,246,593	$783,552	$321,175	$109,533	$13,180	$7,111	$10,175	$7,716	$2,505,336

The amount of $83.1 million corresponds to the advance payments on aircraft purchase contracts during 2015 ($204 million in 2014).

At December 31, 2015, the carrying amount of the asset acquired under finance leases is $433.6 million ($173.8 million at December 31, 2014). Aircrafts with a carrying value of $1.8 billion are pledged as collateral for the obligation of the special purpose entities at December 31, 2015 and 2014.

The gross carrying amount of property and equipment, being fully depreciated, and are still in use; is $38.4 million ($32.7 million at December 31, 2014).

F-34	(Continued)

COPA HOLDINGS, S. A. AND SUBSIDIARIES

Notes to the consolidated financial statements

14.	Leases

Finance leases

During 2015 and 2014, the Company entered into finance leases of aircraft through a Japanese Operating Leases with Call Option (JOLCO) arrangements. These arrangements establish semiannual payments of obligations, and have a minimum lease term of 10 years, with a purchase option at the end of the lease.

At December 31, 2015, the scheduled future minimum lease rental payments required under financial leases are as follows:

	Future minimum lease payments	Interest	Present value of minimum lease payments
Up to one year	$35,315	$13,893	$34,753
One to five years	157,267	52,231	141,820
Over five years	347,692	35,710	265,044

Total minimum lease rental payments	$540,274	$101,834	$441,617

Assets acquired under finance leases are classified under property and equipment, and the finance leases are classified as long - term debt. See Note 17.

During the years ended 2015 and 2014, the Company’s non-cash investing and financing transactions are composed of the acquisition of new aircraft that are financed using JOLCO structure in the amounts of $276.0 million and $174.0 million, respectively.

Operating leases

At December 31, 2015, the scheduled future minimum lease rental payments required under aircraft and non-aircraft operating leases that have initial non-cancellable lease terms in excess of one year are as follows:

	Aircraft	Others
Up to one year	$121,196	$9,553
One to five years	352,795	50,811
Over five years	91,320	14,686

Total minimum lease rental payments	$565,311	$75,050

Total rent expense was $142.2 million, $129.7 million and $140.5 million for the years ended December 31, 2015, 2014 and 2013, respectively.

The Company leases some of the aircraft it operates and other assets under long-term lease arrangements.

Other leased assets include real estate, airport and terminal facilities, sales offices, maintenance facilities, training centers and general offices. Most contract leases include renewal options; a few have escalation clauses, but no purchase options.

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

During 2015, the Company is the lessor of two aircrafts, as part of the strategy of fleet management in 2015, in order to optimize the use of aircraft in relation to the routes scheduled for that year.

At December 31, 2015, the future minimum lease rental receivables under non–cancellable leases are receivable as follows:

2015
Up to one year	$3,480
One to five years	12,035

Total minimum lease rental payments	$15,515

15.	Intangibles

		Other intangible assets
	Goodwill	Routes and Brand name rights	License and Software rights	Intangible in process	Total
Cost -
Balance at January 1, 2014	$25,305	$14,538	$33,837	$12,572	$86,252
Additions	—	—	3,826	16,138	19,964
Reclassifications	—	—	—	(3,826)	(3,826)
Disposals	—	—	—	(410)	(410)
Effect of movements in exchange rates	(4,925)	—	—	—	(4,925)

Balance at December 31, 2014	20,380	14,538	37,663	24,474	97,055
Additions	—	—	121	19,297	19,418
Reclassifications	—	—	26,090	(26,090)	—
Disposals	—	—	(65)	—	(65)

Balance at December 31, 2015	20,380	14,538	63,809	17,681	116,408
Amortization -
Balance at January 1, 2014	$—	$(12,888)	$(19,845)	$—	$(32,733)
Amortization for the year	—	(1,650)	(5,377)	—	(7,027)

Balance at December 31, 2014	—	(14,538)	(25,222)	—	(39,760)
Amortization for the year	—	—	(7,287)	—	(7,287)
Disposals			65		65

Balance at December 31, 2015	—	(14,538)	(32,444)	—	(46,982)
Carrying amounts -
At December 31, 2014	$20,380	$—	$12,441	$24,474	$57,295

At December 31, 2015	$20,380	$—	$31,365	$17,681	69,426

Goodwill

Goodwill acquired through business combination and the intangible assets with indefinite lives have been allocated to the domestic and international routes comprising the CGUs of Aero Republica.

F-36	(Continued)

COPA HOLDINGS, S. A. AND SUBSIDIARIES

Notes to the consolidated financial statements

Carrying amount of goodwill and intangible allocated to the CGU.

	Aero Republica (International and domestic CGUs)
	2015	2014
Goodwill	$20,380	$20,380

The Company performed its annual impairment test in October 2015 and 2014.

Through the analysis it was determined the recoverable amount for goodwill of $269 million at December 31, 2015 by comparing the income approach via the discounted cash flow method and the market approach via the guideline public company method, based on the assessment that they were the most appropriate methods for estimating the recoverable amount of the CGUs. As of December 31, 2014 the recoverable amount for goodwill was $275 million.

The Company prepared financial projections from 2016 to 2020 for the CGU, which formed the bases for the analysis. As of the valuation date, the forecast represent management´s best estimate regarding the future operations of the CGU.

Other intangible assets

Domestic routes

At the acquisition date both (routes and brand name) were valued and recognized as intangible assets with an indefinite useful life, and recorded in Colombian pesos, which was the functional currency of the subsidiary. Variations year over year in the gross amounts of routes and brand name rights, correspond to the changes in the USD / Colombian Peso exchange rates.

Aero Republica began to operate under Copa Colombia brand, during the third quarter of 2010 causing a change in management’s assumption from indefinite life to 5 years for the Aero Republica’s brand name. Based on the change of the commercial name, an impairment loss was recognized for $1.5 million during 2010.

As at December 31, 2014, routes were fully amortized. As at December 31, 2013, fair value of the routes was below the carrying amount, indicating impairment of the intangible asset to domestic routes. Changes to the operating plan for Copa Colombia had affected this asset; the strategy consisted of shifting Copa Colombia’s capacity from domestic to international markets. The impairment amount was recognized in the statement of profit or loss in the depreciation, amortization and impairment caption.

The recoverable amount of the CGU as at December 31, 2013 was determined based on the multi-period excess earnings method under the Income Approach. The multi-period excess earnings method reflects the present value of the cash flow generated by existing routes after taking into account the cost to realize the revenue and appropriate discount rate to reflect the time value and risk associated with the projected performance of the intangible asset. The cash flow generated was updated to reflect the changes to the operating plan of Copa Colombia. It was concluded that the carrying value of the routes was greater than the fair value. As a result of this analysis, management has recognized a write off for discontinued routes and an impairment charge for remaining routes of $21.1 million and $10.1 million respectively, which in aggregate represent the total amount of the intangible asset.

F-37	(Continued)

COPA HOLDINGS, S. A. AND SUBSIDIARIES

Notes to the consolidated financial statements

Key assumptions used in fair value calculations

The calculations of fair value of the asset is sensitive to the following assumptions:

•	Revenue – the revenue attributable to the routes were solely based on the passenger revenue from existing routes as of the valuation date. The Company calculated the projected passenger revenue from existing routes by subtracting the forecast for revenues expected to be generated from new routes and charters from the total passenger revenue forecasts. A decrease in revenues is considered based on the operating plan of Copa Colombia.

•	Cash flows - determination of the terminal value is based on the present value of the Company’s cash flows in perpetuity. When estimating the cash flow for use in the residual value calculation, it is essential to clearly define the normalized cash flows level, the appropriate discount rate for the degree of risk inherent in that return stream and a constant future growth rate for the related cash flows. To estimate the value, was used the Gordon Growth Model.

•	Discount rates – The selected rate was 10.5%, based on the Company’s Weighted Average Cost of Capital (“WACC”). In determining the discount rate for the routes, in addition to the WACC, it is considered two other factors in selecting the discount rate: 1) the nature of the asset; and 2) the overall composition of the CGU asset. The selected discount rate reflects the amount of risk associated with the hypothetical future cash flow generated by the routes. The routes are an integral part of the overall business and therefore, the Company considered the routes to have the same inherent risk as the overall business.

Sensitivity to changes in assumptions

•	Revenue – price competition is a fundamental strategy that carriers commonly use to seek a greater share of the market. The Company estimated a reduction in revenue related with the domestic routes and an increase of revenues related with international routes. This increase is related with the operational plan of the Company to focus on the international flights. Management believes that any reasonably possible change in the key assumptions on which recoverable amount is based would not cause the carrying amounts to exceed the recoverable amount.

Intangible assets in process

During 2015, the Company capitalized $14.3 million of the new business process management software “SAP” and the new frequent flyer program (“FFP”).

Intangible in progress as at December 31, 2015 and 2014 mainly comprises the deployment of new operating and administrative systems and improvements and auxiliary programs for FFP.

F-38	(Continued)

COPA HOLDINGS, S. A. AND SUBSIDIARIES

Notes to the consolidated financial statements

16.	Other assets

	2015	2014
Current -
Interest receivable	$5,267	$4,603
Others	679	1,346

	5,946	5,949

Non current -
Guaranty deposits	12,692	26,224
Maintenance deposits	22,111	32,836
Deposits for litigation	10,497	14,677
Complementary tax	9,567	1,116
Tax credit	7,026	8,251
Other assets	6,300	5,869

	68,193	88,973

	$74,139	$94,922

Guaranty deposits mainly are amounts paid to fuel suppliers, as required at the inception of the agreements (see Note 22).

Deposit for litigation is paid into escrow account until the related dispute is settled (see Note 26).

Maintenance deposits mainly refer to payments made in prior years by the Company for overhaul covered by power by the hour arrangements to be used for future engines maintenance events. Maintenance deposits paid do not transfer either obligation to maintain aircraft or cost risk associated with maintenance activities to providers. The Company recognized an impairment loss of $1.9 million during 2014 ($1.2 million in 2013) in connection with the estimated unrecoverable amount of the prepayment. This amount is included in maintenance, material and repairs in the consolidated statement of profit or loss.

17.	Debt

	2015	2014
Long term fixed rate debt (secured fixed rate indebteness due through 2025 effective rates ranged from 1.81% to 5.58%)	$782,511	$632,830
Long term variable rate debt (secured variable rate indebteness due through 2024 effective rates ranged from 0.81% to 1.96%)	418,186	453,780
Loan payable	100,000	30,000

	1,300,697	1,116,610
Current maturities	(245,514)	(187,646)

Long - term debt	$1,055,183	$928,964

F-39	(Continued)

COPA HOLDINGS, S. A. AND SUBSIDIARIES

Notes to the consolidated financial statements

Maturities of long-term debt for the next five years are as follows:

Year ending December 31,
2016	$245,514
2017	136,839
2018	161,846
2019	161,288
2020	110,441
Thereafter	484,769

$1,300,697

At December 31, 2015, long term fixed rate debt included $437.6 million ($173.1 million at December 31, 2014) corresponding to finance leases. See Note 14.

As of December 31, 2015 and 2014, the Company had $525.2 million and $616.7 million of outstanding indebtedness, respectively, that is owed to financial institutions under financing arrangements guaranteed by the Export-Import Bank of the United States. The Export-Import Bank guarantees support 80% of the net purchase price of the aircraft and are secured with a first priority mortgage on the aircraft in favor of a security trustee on behalf of Export-Import Bank.

The Company’s Export-Import Bank supported financings are amortized on a quarterly basis, are denominated in U.S. Dollars and originally bear interest at a floating rate linked to LIBOR. The Export-Import Bank guaranteed facilities typically offer an option to fix the applicable interest rate. The Company has exercised this option with respect to $344.9 million as of December 31, 2015 ($416.8 million as of December 31, 2014).

The Company effectively extends the maturity of its aircraft financing to 15 years through the use of a “Stretched Overall Amortization and Repayment,” or SOAR, structure which provides serial draw-downs, calculated to result in a 100% loan accreting to a recourse balloon at the maturity of the Export-Import Bank guaranteed loan which totaled $36.2 million as of December 31, 2015 ($60.9 million as of December 31, 2014).

At December 31, 2015, the loan payable of $100 million ($30 million at December 31, 2014) resulted of the use of the line of credit with Bladex, with floating rate. See Note 26 for information regardings financial covenants related to the Company’s financial agreement.

F-40	(Continued)

COPA HOLDINGS, S. A. AND SUBSIDIARIES

Notes to the consolidated financial statements

The detail of finance cost and income is as follows:

	2015	2014	2013
Finance income -
Interest income on short - term bank deposits	$(3,662)	$(2,514)	$(1,170)
Interest income on investment	(22,285)	(15,552)	(11,466)

	(25,947)	(18,066)	(12,636)

Finance cost -
Interests expense on bank loans	30,866	24,936	25,938
Interests expense on derivatives	—	1,968	2,305
Interest on factoring	2,289	2,625	1,937

	33,155	29,529	30,180

18.	Trade, other payable and financial liabilities

	2015	2014
Account payable	$94,741	$125,412
Account payable to related parties	5,605	6,749

	100,346	132,161

Other Payables and financial liabilities -
Derivative financial instruments
Fuel derivative instruments	114,443	102,871
Interest swap hedge derivative	—	1,206
Severance and vacation payable	2,831	1,262
Others	1,349	3,938

	118,623	109,277

	$218,969	$241,438

See details of account payable to related parties in Note 22.

The Interest Rates Swap contracted by the Company matured during 2015. See details in Note 27.4.

The Company periodically enters into fuel derivative instruments, with the purpose of providing for short to mid-term economic hedge protection against sudden and significant increases in jet fuel prices, however, the use of these instruments does not satisfy the requirement for hedge accounting. See details in Note 27.1.

F-41	(Continued)

COPA HOLDINGS, S. A. AND SUBSIDIARIES

Notes to the consolidated financial statements

19.	Accrued expenses payable

	2015	2014
Accruals and estimations	$53,620	$41,811
Labor related provisions	29,328	39,480

	$82,948	$81,291

Accruals and estimations mainly include the accrual of formal agreements with third parties for operational maintenance events. The cost of these agreements are billed by power by the hour and charged to the consolidated statement of profit or loss. As of December 31, 2015, the company reclassified the estimated balance of the current portion of the provision for return condition (see Note 20).

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

20.	Other Long – Term liabilities

	Provision for claims	Provision for litigations	Provision for return condition	Other long term liabilities	Total
Balance at January 2014	$131	$16,451	$33,310	$1,331	$51,223
Increases	345	365	8,027	229	8,966
Used	(70)	(8)	—	—	(78)
Effect of movements in exchange rates	(12)	(2,021)	(331)	—	(2,364)

Balance at December 2014	$394	$14,787	$41,006	$1,560	$57,747
Increases	—	1,245	20,460	474	22,179
Used	—	(2,097)	(9,861)	—	(11,958)
Effect of movements in exchange rates	—	(2,489)	—	—	(2,489)
Reclassifications	(394)	394	(11,140)	—	(11,140)

Balance at December 2015	$—	$11,840	$40,465	$2,034	$54,339

Provision for litigations

Provisions for litigation in process and expected payments related with labor legal cases. (See Note 26- commitments and contingencies, only for litigation in process).

Provision for return condition

For operating leases, the Company is contractually obliged to return aircraft in a defined condition. The Company accrues for restitution costs related to aircraft held under operating leases throughout the duration of the lease. As of December 31, 2015, the company reclassified the estimated balance of the current portion of this provision to “Accrued expenses payable” in the consolidated statement of financial position (see Note 19).

Other long term liabilities

Other long term liabilities, included principally the provision for non-compete agreement created for payment to senior management related to covenants not to compete with the Company in the future (relative to the $3 million trust fund). This provision is accounted for as other long term employee benefit under IAS 19R - Employee benefits. The accrued amount is revalued annually using the projected benefit method as required by IAS 19R.

F-42	(Continued)

COPA HOLDINGS, S. A. AND SUBSIDIARIES

Notes to the consolidated financial statements

21.	Income taxes

	2015	2014	2013
Current taxes expense -
Current period	$30,435	$47,308	$59,671
Adjustment for prior period	1,228	776	423

	$31,663	$48,084	$60,094
Deferred taxes expenses -
Origination and reversal of temporary differences	1,096	(11,445)	1,005

Total income tax expense	$32,759	$36,639	$61,099

During the year 2014, the deferred tax balances have been re-measured as a result of the change in Colombia’s tax rate from 34% to 39% for short term position and 34% to 42% for long term position according to the law N°1739 published on December, 23, 2014. Deferred tax expected to reverse in the year 2016, has been measured using the effective rate that will apply in Colombia for the period (40%).

The balances of deferred taxes are as follows:

	Statement		Statement of
	of financial position		profit or loss
	2015	2014	2015	2014	2013
Deferred tax liabilities
Intangible assets	$—	$—	$—	$(561)	$(10,965)
Maintenance deposits	(21,504)	(15,638)	5,866	1,197	2,796
Prepaid dividend tax	(7,132)	(7,132)	—	(7,000)	8,155
Property and equipment	(9,466)	(5,887)	3,579	(1,212)	2,297
Other	(16,160)	(4,468)	11,692	1,480	1,426
Set off tax	21,397	(3,171)	(24,568)	4,433

	$(32,865)	$(36,296)	$(3,431)	$(1,663)	$3,709
Deferred tax assets
Provision for return conditions	$12,023	$820	$(11,203)	$(316)	$501
Air traffic liability	1,320	2,396	1,076	1,683	(2,357)
Fuel derivative	4,510	4,604	94	(4,604)	—
Other provisions	1,528	6,244	4,716	(2,112)	(848)
Tax Loss	14,724	—	(14,724)	—	—
Set off tax	(21,397)	3,171	24,568	(4,433)

	$12,708	$17,235	$4,527	$(9,782)	$(2,704)

	$(20,157)	$(19,061)	$1,096	$(11,445)	$1,005

The aggregate amount of temporary differences associated with investments in subsidiaries, branches and associates and interests in joint ventures, for which deferred tax liabilities have not been recognized is $49.5 million at December 31, 2015 ($35.4 million at December 31, 2014).

F-43	(Continued)

COPA HOLDINGS, S. A. AND SUBSIDIARIES

Notes to the consolidated financial statements

Reconciliation of the effective tax rate is as follows:

	Tax rate	2015	Tax rate	2014	Tax rate	2013
Net (loss) income		$(224,974)		$361,669		$427,471
Total income tax expese		32,759		36,639		61,099

(Loss) profit excluding income tax		(192,215)		398,308		488,570

Income taxes at Panamanian statutory rates	25.0%	(48,054)	25.0%	99,577	25.0%	122,143
Panamanian gross tax election
Effect of tax rates in non - panamanian jurisdictions	(11.4%)	21,986	(4.5%)	(17,811)	(5.2%)	(25,240)
Exemption in non - taxable countries	(30.0%)	57,599	(11.5%)	(45,903)	(7.4%)	(36,228)
Under (over) provided in prior periods	(0.6%)	1,228	0.2%	776	0.1%	424

Provision for income taxes	(17.0%)	$32,759	9.2%	$36,639	12.5%	$61,099

22.	Accounts and transactions with related parties

	2015	2014
Account receivable -
Assa Compañía de Seguros, S. A.	$642	$879
Others	—	13

	$642	$892

Account payable -
Petroleos Delta	$4,115	$5,369
Assa Compañía de Seguros, S. A.	764	663
Desarrollos Inmobiliarios del Este, S. A.	501	—
Motta International	197	—
Galindo, Arias & López	23	156
Others	5	561

	$5,605	$6,749

Transaction with related parties detail for the year ended December 31, are as follows:

		Amount of	Amount of	Amount of
		transaction	transaction	transaction
Related party	Transaction	2015	2014	2013
Petroleos Delta	Purchase jet fuel	248,944	395,763	371,369
ASSA Compañía de Seguros, S. A.	Insurance	9,170	9,950	8,872
Desarrollo inmobiliario del Este, S. A.	Property	2,982	2,959	2,615
Motta International & Global Brands	Purchase	1,290	1,553	1,340
GBM International, Inc.	Support	533	—	—
Galido, Arias & Lopez	Legal Services	271	399	431
Global Brands-Colón	Purchase	47	—	—
Editora del Caribe, S. A.	Advertising	22	—	—
RD Nexos	Advertising	—	—	2,355
Banco General	Interest income	$(1,301)	$(1,113)	$(2,183)

Banco General: The Company’s controlling shareholders own approximately 40% of BG Financial Group, which is the controlling company of Banco General.

Petróleos Delta: The fuel company, during 2005 entered into a contract with the Company to supply its jet fuel needs. The contract has two year term, being the last signed contract on June 30, 2014. As of December 31, 2015, the Company maintained guaranty

F-44	(Continued)

COPA HOLDINGS, S. A. AND SUBSIDIARIES

Notes to the consolidated financial statements

deposits with Petróleos Delta of $10 million ($17 million at December 31, 2014) recorded as “Other non current assets” in the consolidated statement of financial position. While the Company’s controlling shareholders do not hold a controlling equity interest in Petróleos Delta, S.A., various members of the Company’s Board of Directors also are board members of Petróleos Delta, S.A.

ASSA Campania de Seguros, S. A.: An insurance company controlled by the Company’s controlling shareholders, is used to provide substantially all of the Company’s insurance.

Desarrollo Inmobiliario del Este, S. A.: The Company leases five floors consisting of approximately 119,700 square feet of the building from Desarrollo Inmobiliario, an entity controlled by the same group of investors that controls Corporacion de Inversiones Aereas, S. A. (“CIASA”). CIASA owns 100% of the class B shares of the Company.

Motta Internacional & Global Brands: The Company purchases most of the alcohol and other beverages served on its aircraft from Motta Internacional, S. A. and Global Brands, S. A., both of which are controlled by the Company’s controlling shareholders.

GBM international, Inc.: provides systems integration and computer services. The company also provides technical services and enterprise management.

Galindo, Arias & López: Certain partners of Galindo, Arias & Lopez (a law firm) are indirect shareholders of CIASA and serve on the Company’s Board of Directors.

Editora del Caribe, S. A.: panamanian publisher responsible for publishing the official journal of Copa Airlines, “Panorama of the Americas”.

RD Nexos: The advertising agency that the Company uses in Panama is RD Nexos, S. A., formerly owned by the brother-in-law of the Chief Executive Officer and where his brother has minority stake.

Compensation of Key Management Personnel

Key management personnel compensation comprised the following:

	2015	2014	2013
Short-term employees benefits	$3,570	$3,766	$3,093
Post-employment pension	68	72	59
Share-based payments	3,023	3,527	5,152

	$6,661	$7,365	$8,304

The Company has not set aside any additional funds for future payments to executive officers, other than one pursuant to a non-compete agreement for $3.0 million established in 2006.

F-45	(Continued)

COPA HOLDINGS, S. A. AND SUBSIDIARIES

Notes to the consolidated financial statements

23.	Equity

Common stock

The authorized capital stock consists of 80 million shares of common stock without par value, divided into Class A shares, Class B shares and Class C shares. As of December 31, 2015, the Company had 33,455,857 Class A shares issued (December 31, 2014 - 33,420,977), 10,938,125 Class B shares (December 31, 2014 - 10,938,125), issued and outstanding, and no Class C shares outstanding. Class A and Class B shares have the same economic rights and privileges, including the right to receive dividends.

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

On August 7, 2013, the Board of Directors of the Company resolved to change the Company’s dividend policy to increase the annual distribution to an amount equal to 40% of the prior year’s annual consolidated net profit. In addition, future dividends will be distributed in equal quarterly installments during the months of March, June, September and December, subject to board approval each quarter.

F-46	(Continued)

COPA HOLDINGS, S. A. AND SUBSIDIARIES

Notes to the consolidated financial statements

In 2015, the Company paid quarterly dividends in the amount of $0.84 share each ($0.96 per share each in 2014).

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

Since treasury stock is not considered outstanding for share count purposes, it is excluded from average common shares outstanding for basic and diluted earnings per share

In November, 2014, the Board of Directors of the Company approved a $250 million share repurchase program. Purchases will be made from time to time, subject to market and economic conditions, applicable legal requirements, and other relevant factors.

In the first quarter of 2015, the Company repurchased 167,650 shares for a total amount of $17.9 million.

During September, 2015 the Company entered into an Accelerated Share Repurchase (“ASR”) with Citibank for a period of approximately 3 months for a total amount of $100 million. On December 15, 2015 the Bank delivered to the Company 1,960,250 shares, recognized at the settlement price of $51.01 per share.

During December of 2014 the Company repurchased 182,592 shares for a total amount of $18.4 million.

24.	Share-based payments

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

The total compensation cost recognized for non-vested stock and options awards was $4.0 million, $4.7million and $6.0 million in 2015, 2014 and 2013 respectively, and was recorded as a component of “Salaries and benefits” within operating expenses.

Non-vested Stock

The Company approved a non-vested stock bonus award for certain executive officers of the Company.

F-47	(Continued)

COPA HOLDINGS, S. A. AND SUBSIDIARIES

Notes to the consolidated financial statements

A summary of the terms and conditions, properly approved by the Compensation Committee of our Board of Directors, relating to the grants of the non-vested stock award under the equity compensation plan is as follows:

Grant Date	Number of instruments	Vesting, Conditions	Contractual life
March, 2011	220,000	15% first two anniversaries	5 years
		20% third anniversary
		30% fourth anniversary
		20% fifth anniversary
March, 2011	55,000	Fifth anniversary	5 years
June, 2012	4,547	15% first two anniversaries	5 years
		20% third anniversary
		30% fourth anniversary
		20% fifth anniversary
June, 2012	1,515	Fifth anniversary	5 years
February, 2013	23,899	One-third every anniversary	3 years
February, 2013	19,786	15% first three anniversaries	5 years
		25% fourth and 30% fifth anniversary
February, 2014	26,309	One-third every anniversary	3 years
February, 2015	13,709	One-third every anniversary	3 years
June, 2015	10,920	One-third every anniversary	3 years
June, 2015	4,912	Third anniversary	3 years
June, 2015	6,750	15% first three anniversaries	5 years
		25% fourth 30% fifth anniversary

Non-vested stock awards were measured at their fair value, on the grant date. For the 2015 grants, the fair value of these non-vested stocks award was $115.1 and $81.4 per share at February and June, respectively ($139.9 per share in 2014).

A summary of non-vested stock award activity under the plan as of December 31, 2015 and 2014 with changes during these years are as follows (in number of shares):

	2015	2014
Non-vested at January 1st	199,786	259,080
Granted	36,291	26,309
Vested	(94,704)	(72,395)
Forfeited	(1,411)	(13,208)

Non-vested at December 31st	139,962	199,786

The Company uses the accelerated attribution method to recognize the compensation cost for awards with graded vesting periods. The Company estimates that the remaining compensation cost, not yet recognized for the non-vested stock awards, is $3 million with a weighted average remaining contractual life of 2.6 years. Additionally, the Company estimates that the 2016 compensation cost related to these plans will be $2.0 million.

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

A summary of options award activity under the plan as of December 31, 2015 and 2014 and changes during the year is as follows (in number of shares):

	2015	2014
Outstanding at January 1st	20,940	20,940
Exercised	—	—

Outstanding at December 31st	20,940	20,940

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

25.	Earnings per share

Basic earnings per share amounts are calculated by dividing the net profit (loss) for the year attributable to ordinary equity holders of the parent by the weighted average number of shares outstanding during the year, increased by the number of non-vested dividend participating share-based payment awards outstanding during the period.

Diluted earnings per share amounts are calculated by dividing the net profit (loss) attributable to ordinary equity holders of the parent by the weighted average number of ordinary shares outstanding during the year plus the weighted average number of ordinary shares that would be issued on conversion of all the dilutive potential ordinary shares into ordinary shares, when the effect of their inclusion is dilutive (decreases earnings per share or increases loss per share). For the year ended December 2015, the number of potential ordinary shares was immaterial.

F-49	(Continued)

COPA HOLDINGS, S. A. AND SUBSIDIARIES

Notes to the consolidated financial statements

The following reflects the (loss) income and share data used in the basic and diluted earnings per share computations:

	2015	2014	2013
Basic earnings per share -
Net (loss) income	$(224,974)	$361,669	$427,471
Weighted-average shares outstanding	43,716	44,162	44,083
Non - Vested dividend participating non vested awards	145	219	305

	43,861	44,381	44,388

	(5.13)	8.15	9.63

Diluted earnings per share -
Net (loss) income	$(224,974)	$361,669	$427,471
Weighted-average shares outstanding used for basic earnings per share	43,861	44,381	44,388
Share options on issue	8	12	15

	43,869	44,393	44,403

	(5.13)	8.15	9.63

26.	Commitments and contingencies

Purchase contracts

As of the December 31, 2015, the Company has two (2) purchase contracts with Boeing: the first contract entails eleven (11) firm orders of Boeing 737 Next Generation aircraft, which will be delivered between 2016 and 2018, the second contract entails sixty-five (65) firm orders of Boeing 737 MAX aircraft, which will be delivered between 2018 and 2025.

The firm orders have an approximate value of $9.4 billion based on aircraft list prices, including estimated amounts for contractual price escalation and pre-delivery deposits.

Covenants

As a result of the various aircraft financing contracts entered into by the Company, the Company is required to comply with certain financial covenants. These covenants, among other things, require the Company to maintain an earnings before income taxes, depreciation, amortization, and restructuring or rent cost (“EBITDAR”) to fixed charge ratio of at least 2.5 times, a minimum tangible net worth of $160 million, an EBITDAR to finance charge expense ratio of at least 2.0 times, a net borrowings to Company’s capitalization ratio of less than 85%, a total liability plus operating leases minus operating cash to tangible net worth ratio of less than 5.5, a long-term obligations to EBITDAR ratio of less than 6.0, a minimum unrestricted cash balance of $50 million and a minimum of $75 million in available cash, cash equivalents and short-term investments. The Company did not comply with EBITDAR to fixed charge covenant for the year ended December 31, 2015. However, this event of non-compliance did not constitute an automatic event of default under our debt agreements.

The Company received technical waiver in early 2016 from each of the lenders under the senior term loan facility relating to the EBITDAR to fixed charges covenant. These waivers permit to the Company disregard the Venezuela foreign currency translation loss in calculating the EBITDAR to fixed charges ratio for 2015 and 2016. After giving effect to these waivers, the Company complied with all required covenants as of December 31, 2015.

F-50	(Continued)

COPA HOLDINGS, S. A. AND SUBSIDIARIES

Notes to the consolidated financial statements

As of December 31, 2014, the Company was in compliance with all required covenants.

Labor Unions

Approximately 60% of the Company’s 9,302 employees are unionized. There are currently nine (9) union organizations; five (5) covering employees in Panama and four (4) covering employees in Colombia. The Company traditionally had good relations with its employees and all the unions, and expects to continue to enjoy good relations with its employees and the unions in the future.

The five (5) unions covering employees in Panama include: the pilots’ union (UNPAC); the flight attendants’ union (SIPANAB); the mechanics’ union (SITECMAP); the passenger service agents’ union (UGETRACO) and an industry union (SIELAS), which represents ground personnel, messengers, drivers, passenger service agents, counter agents and other non-executive administrative staff.

Copa entered into collective bargaining agreements with the pilot union in August 2012; the generalized union in December 2013, the mechanics’ union in February 2014 and most recently, Copa re-negotiated the collective bargaining with the flight attendants’ union in September 2014.

Collective bargaining agreements in Panama typically have terms of four years.

The four (4) unions covering employees in Colombia are: Pilots’ union (ACDAC), whose bill of petitions has been resolved by arbitration on May 6, 2014, although the union presented an annulment against this decision. The Supreme Court decided on January 22, 2015 to reject this legal recourse, letting the arbitration award in firm and valid until December, 2015. Given that the benefits have been applied since May, 2014 to all pilots, no further actions related to this decision are required. Flight attendants’ union (ACAV), whose bill of petitions has been resolved by arbitration on July 15, 2014, rejected the arbitration decision presenting an annulment, so the process was leading to the Supreme Court. As of December 31, 2015, the Supreme Court has not issued a resolution of this case.

The industry union in Colombia (SINTRATAC) and the Mechanics Union in Colombia (ACMA), whose bill of petitions has been resolved by arbitration on November 29, 2014, although we are holding for the decision for the arbitration tribunal regarding the annulment presented by the Company in December 2014.

Typically, collective bargaining agreements in Colombia have terms of two to three years. Although Copa Colombia usually settles many of its collective bargaining agreement negotiations through arbitration proceedings, it has traditionally experienced good relations with its unions.

Additional to Unions in Panama and Colombia, the Company’s employees in Brazil are covered by industry union agreements that cover all airline industry employees in the country, employees in Uruguay are covered by an industry union, airport employees in Argentina are affiliated to an industry union (UPADEP). Passenger services operations in Puerto Rico and Chile had been outsourced. Hence, the unions that operated in these two countries are no longer active, which minimizes the risk for the company.

Lines of Credit for Working Capital and Letters of Credit

The Company maintained available facilities for letters of credit with several banks with a value of $29.0 million and $34.0 million at December 31, 2015 and 2014, respectively. These letters of credit are pledged mainly for operating lessors, maintenance providers and airport operators.

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

COPA HOLDINGS, S. A. AND SUBSIDIARIES

Notes to the consolidated financial statements

including one line of credit of $120.0 million with Bladex, a line of credit of $20 million with Citibank, a line of credit of $15million with Banco Nacional de Panama and one line of credit of $10.5 million with Banco Panama. These lines of credit have been put in place to bridge liquidity gaps and for other potential contingencies. Copa Colombia has an uncommitted line of credit of $10 million with Citibank.

As of December 31, 2015, the Company has a balance of $100 million from lines of credit. credit ($30 million as of December 31, 2014).

Litigation

The Company is the plaintiffs in an action filed against Empresa Brasileira de Infraestrutura Aeroportuária (“INFRAERO”), Brazil’s airport operator, in October of 2003 challenging the legality of the Additional Airport Tariffs (Adicional das Tarifas Aeroportuárias, or ATAERO), which is a 50% surcharge imposed on all airlines which fly to Brazil. Similar suits have been filed against INFRAERO by other major airline carriers. In its case, the court of first instance ruled in favor of INFRAERO and the Company has appealed the judgment. During the pendency of the litigation, the Company continues to pay the amounts of ATAERO due into an escrow account and as of December 31, 2015, the aggregate amount in such account totaled $10.4 million ($14 million in 2014). In the event the Company receives a final unfavorable judgment, it will be required to release the escrowed fund to INFRAERO and will not be able to recover such amounts. The Company does not, however, expect the release of such amounts to have a material impact on its financial results.

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

27.1	Fuel price risk

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

The Company’s derivative contracts did not qualify as hedges for financial reporting purposes. Accordingly, changes in fair value of such derivative contracts, which amounted to $11.6 million, $117.9 million and $(5.2) million, in years 2015, 2014 and 2013, respectively, were recorded as a component of “Mark to market fuel derivate” in the consolidated statement of profit or loss.

The fair value of derivative contracts amounted to $(114.4) million at December 31, 2015 and $(102.8) million at December 31, 2014 and is recorded in “Trade and other payable,” in the consolidated statement of financial position. The Company’s purchases of jet fuel are made primarily from one supplier. (See Note 18).

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

Fuel price risk is estimated as a hypothetical 10% increase in the December 31, 2015 cost per gallon of fuel. Based on projected 2016 fuel consumption, such an increase would result in an increase to aircraft fuel expense of approximately $30.8 million in 2016, not taking into account the derivative contracts. The Company has hedged approximately 33% and 6% of its anticipated fuel needs for 2016 and 2017, respectively.

27.2	Market risk

Foreign currency risk

Foreign exchange risk is originated when the Company performs transactions and maintains monetary assets and liabilities in currencies that are different from the functional currency of the Company. Assets and liabilities in foreign currency are converted with the exchange rates at the end of the period, except for non-monetary assets and liabilities that are converted at the equivalent cost of the U.S. Dollar at the acquisition date and maintained at the historical rate. The results of foreign operations are converted with the average exchange rates that were in place during the period. Earnings and losses deriving from exchange rates are included within “Exchange rate difference” in the consolidated statement of profit or loss.

The majority of the obligations are denominated in U.S. dollars. Since Panama uses the U.S. dollar as legal tender, the majority of our operating expenses are also denominated in U.S. dollars. The foreign exchange risk is limited as approximately 45.7% of the revenues and 67.9% of the expenses are in U.S. dollars (40.2% and 47.5% in 2014, respectively). A significant part of our revenue is denominated in foreign currencies, including the Colombian peso, Brazilian real, Argentinian peso and Mexican peso, which represented 13.4%, 11.6%, 5.6% and 3.5%, respectively.

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

As of December 31, 2015, the Company has chosen the exchange rate of Sistema Marginal de Divisas (SIMADI) of Bs198.7 bolivars per U.S. dollar to translate Venezuelan fund. As a result of this revaluation, the cash balance in Venezuela at December 31, 2015 is $13.4 million. At December 31, 2014, the Company had substantial cash balances in Venezuelan bolivars subject to Venezuelan exchange controls. See Notes 8 and 9.

F-53	(Continued)

COPA HOLDINGS, S. A. AND SUBSIDIARIES

Notes to the consolidated financial statements

The following chart summarized the Company’s exchange risk exposure (assets and liabilities denominated in foreign currency) at December 31:

	2015	2014
Assets
Cash and cash equivalents	$75,113	$84,914
Investments	382	458,666
Accounts receivables, net	49,641	82,702
Prepaid expenses	64,669	51,039
Other assets	60,664	80,803

Total assets	$250,469	$758,124
Liabilities
Accounts payables suppliers and agencies	63,256	104,625
Accumulated taxes and expenses payables	59,108	31,009
Other liabilities	68,231	72,532

Total liabilities	$190,595	$208,166

Net position	$59,874	$549,958

From time to time the Company enters into factoring agreements on receivables outstanding or credit card sales in certain countries.

27.3	Credit risk

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

F-54	(Continued)

COPA HOLDINGS, S. A. AND SUBSIDIARIES

Notes to the consolidated financial statements

27.4	Interest rates and cash flow risk

The income and operating cash flow of the Company are substantially independent of changes in interest rates, because the Company does not have significant assets that generate interest except for surplus cash and cash equivalents and short and long-term investments.

The interest rate risk is originated mainly for long term debts related with aircraft acquisition. These long term lease payments at variable interest rates expose the Company to cash flow risk. To mitigate the effect of variable cash flows associated to contracted rates and transform them into fixed rates, the Company had entered into one Interest Rates Swap contract to hedge against market rates fluctuations

The interest rate swap hedge derivative (notional amount $42.9 million) matured in August of 2015. The fair value of the interest rate swap hedge derivative contract was $1,206 at December 31, 2014 and was recorded as a component of “Other current liabilities” against the “Accumulated other comprehensive income (loss)”. During the hedging periods there was no ineffectiveness of the contract (see Note 18).

At December 31, 2015 and 2014, the fixed interest rates vary from 1.81% to 5.58% and the main floating rate is LIBOR. Gains and losses recognized in the other comprehensive income in equity on interest rate swap contract as were continuously released to the consolidated statement of profit or loss until the repayment of the debt.

The Company earnings are affected by changes in interest rates due to the impact those changes have on interest expense from variable-rate debt instruments and operating leases and on interest income generated from the cash and investment balances. If interest rates average is 10% more in 2016 than they were during 2015, the interest expense would increase by approximately $0.8 million and the fair value of the debt would decrease by approximately $1.7 million. If interest rates average 10% less in 2016 than they were in 2015, the interest income from marketable securities would decrease by approximately $0.8 million and the fair value of the debt would increase by approximately $1.7 million. These amounts are determined by considering the impact of the hypothetical interest rates on the variable-rate debt and marketable securities equivalent balances at December 31, 2015.

27.5	Liquidity risk

The Company’s policy requires having sufficient cash to fulfill its obligations. The Company maintains sufficient cash on hand and in banks or equivalents of easy realization into cash. The Company also has credit lines in financial institutions that allow it to withstand potential cash deficit to fulfill its short term commitments (see Note 26).

The table below summarizes the Company’s financial liabilities according to their maturity date. The amounts in the table are the contractual undiscounted cash flows. Balances due within twelve months equal their carrying balances as the impact of discounting is not significant.

F-55	(Continued)

COPA HOLDINGS, S. A. AND SUBSIDIARIES

Notes to the consolidated financial statements

December 31, 2015

		Carrying	Less than	Between 1	More than
	Note	amount	twelve months	and 4 years	4 years
Non - derivative financial liabilities
Debt	16	$1,300,697	$245,514	$570,414	$484,769
Account payable	17	94,741	94,741	—	—
Account payable to related parties	17	5,605	5,605	—	—

		1,401,043	345,860	570,414	484,769
Derivative financial liabilities
Fuel derivative instrument	17	114,443	106,671	7,772	—

		$114,443	$106,671	$7,772	$—

December 31, 2014

	Note	Carrying amount	Less than twelve months	Between 1 and 4 years	More than 4 years
Non - derivative financial liabilities
Debt	16	$1,116,610	$187,646	$547,486	$381,478
Account payable	17	125,412	125,412	—	—
Account payable to related parties	17	6,749	6,749	—	—

		1,248,771	319,807	547,486	381,478
Derivative financial liabilities
Interest swap hedge derivative	17	1,206	1,206	—	—
Fuel derivative instrument	17	102,871	69,255	33,616	—

		$104,077	$70,461	$33,616	$—

27.6	Capital risk management

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

Following is summarized the gearing ratio of the Company (unaudited):

	2015	2014
Total debt (Note 16)	$1,300,697	$1,116,610
Less: non-restricted cash and cash equivalents and short-term investments	(620,720)	(714,178)

Net debt	679,977	402,432

Total equity	1,587,422	2,075,108
Total capitalization	2,267,399	2,477,540

Gearing ratio	30.0%	16.2%

F-56	(Continued)

COPA HOLDINGS, S. A. AND SUBSIDIARIES

Notes to the consolidated financial statements

27.7	Fair value measurement

The following table shows the carrying amount and fair values of financial assets and financial liabilities at December 31:

		Carrying amount		Fair Value
	Note	2015	2014	2015	2014
Financial assets
Cash and cash equivalents	7	$204,715	$221,443	$204,715	$221,443
Short term investments	8	480,233	545,160	480,233	545,160
Account receivable	9	105,777	122,150	105,777	122,150
Long term investments	8	861	396,802	861	396,802
Financial liabilities
Debt	16	1,300,697	1,116,610	1,174,167	1,171,350
Account payable	17	100,346	132,161	100,346	132,161
Fuel derivative instruments	17	114,443	102,871	114,443	102,871
Interest swap hedge derivative	17	—	1,206	—	1,206

The fair value of the financial assets and liabilities is included at the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale.

The following methods and assumptions were used to estimate the fair values:

•	Cash and cash equivalents, short term investments approximate their carrying amounts largely due to the short-term maturities of these instruments.

•	Accounts receivable are evaluated by the Company based on parameters such an interest rates, risk characteristics. Based on this evaluation, allowances are taken to account for the expected losses of these receivables.

•	Debts obligation, financial assets and financial liabilities are estimated by discounting future cash flows using the Company´s current incremental rate of borrowing for a similar liability.

The following chart summarizes the Company’s financial instruments measured at fair value, classified according to the valuation method:

	Fair value measurement at reporting date
	2015	Level 1	Level 2	Level 3
Liabilities
Fuel derivatives	114,443	—	114,443	—

Total liabilities	$114,443	$—	$114,443	$—

F-57	(Continued)

COPA HOLDINGS, S. A. AND SUBSIDIARIES

Notes to the consolidated financial statements

	Fair value measurement at reporting date
	2014	Level 1	Level 2	Level 3
Liabilities
Interest rate hedges	$1,206	$—	$1,206	$—
Fuel derivatives	102,871	—	102,871	—

Total liabilities	$104,077	$—	$104,077	$—

28.	Subsequent events

Stock Grants

During the first quarter of 2016, the Compensation Committee of the Company’s Board of Directors approved and granted four awards. Awards were granted under these plans for approximately 85,000 shares of non-vested stock, which will vest over a period of three to five years. The Company estimates the fair value of these awards to be approximately $4.9 million and the 2016 compensation cost for these plans will be $1.9 million.

Dividends policy

In February 2016, the Board of Directors approved to change the dividend policy to base the calculations of the payment of yearly dividends to shareholders in an amount of up to 40% of the prior year’s annual consolidated underlying net income, distributed in equal quarterly installments upon board ratifications.

Venezuela’s Currency

On March 9, 2016, the Venezuelan government published in official gazette The Exchange Agreement No. 35 where is indicated the elimination of the Sistema complementario de administracion de divisas (SICAD) and the preferential exchange rate of Bs13.50 per dollar for aeronautical operations. The SICAD will be replaced by Sistema cambiario de divisas complementarias (DICOM), which consists of a system of floating exchange rate according to market conditions. As of December 31, 2015, the Company has been already using an exchange rate of Bs198.7 per dollar, based on the SIMADI. The Company does not expect a material impact from this announcement.

In March, 2016 the Venezuelan government approved a repatriation request of approximately $18.6 million at the exchange rate of Bs13.50 per dollar. This event represents a recovery of a portion of the translation loss recognized in 2015.

Tax audit

In March 2016, the Company received notifications from the tax authorities in Colombia and Brazil. The Company, along with its tax advisors, has concluded that it is not probable that on outflow of resources embodying economic benefits will be required to settle them, especially considering that the Company has enough arguments to support it’s position and also taking into consideration that both cases are in preliminary stages.

F-58