Form 20-F
period 2016-12-31
Copa Holdings, S.A.
filed 2017-04-24
CIK 1345105

As filed with the Securities and Exchange Commission on April 21, 2017

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2016

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: At December 31, 2016, there were outstanding 42,050,481 shares of common stock, without par value, of which 31,112,356 were Class A shares and 10,938,125 were Class B shares.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    ☒  Yes    ☐  No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    ☐  Yes    ☒  No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    ☒  Yes    ☐  No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).    ☒  Yes    ☐  No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☒	Accelerated filer	☐

Non-accelerated filer	☐	Emerging growth company	☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.  ☐

†	The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:

☐  Item 17    ☐  Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    ☐  Yes    ☒  No

i

Introduction

In this annual report on Form 20-F, unless the context otherwise requires, references to “Copa Airlines” are to Compañía Panameña de Aviación, S.A., the unconsolidated operating entity, “Copa Colombia” refers to AeroRepública, S.A., the unconsolidated operating entity, and references to “Copa,” ”Copa Holdings,” “we,” “us” or the “Company” are to Copa Holdings, S.A. and its consolidated subsidiaries. References to “Class A shares” refer to Class A shares of Copa Holdings, S.A.

This annual report contains terms relating to operating performance that are commonly used within the airline industry and are defined as follows:

•	“Aircraft utilization” represents the average number of block hours operated per day per aircraft for the total aircraft fleet.

•	“Available seat miles” or “ASMs” represents the aircraft seating capacity multiplied by the number of miles the seats are flown.

•	“Average stage length” represents the average number of miles flown per flight segment.

•	“Block hours” refers to the elapsed time between an aircraft leaving an airport gate and arriving at an airport gate.

•	“Break-even load factor”, or “BELF”, represents the load factor that would have resulted in total revenues being equal to total expenses.

•	“Load factor” represents the percentage of aircraft seating capacity that is actually utilized (calculated by dividing revenue passenger miles by available seat miles).

•	“Operating expense per available seat mile” represents operating expenses divided by available seat miles.

•	“Operating revenue per available seat mile” represents operating revenues divided by available seat miles.

•	“Passenger revenue per available seat mile” represents passenger revenue divided by available seat miles.

•	“Revenue passenger miles” represents the number of miles flown by revenue passengers.

•	“Revenue passengers” represents the total number of paying passengers (including all passengers redeeming frequent flyer miles and other travel awards) flown on all flight segments (with each connecting segment being considered a separate flight segment).

•	“Yield” represent the average amount one passenger pays to fly one mile.

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

Presentation of Financial and Statistical Data

Included in this annual report are our audited consolidated statement of financial position as of December 31, 2016 and 2015, and the related audited consolidated statements of profit or loss, comprehensive income or loss, changes in equity and cash flows for the years ended December 31, 2016, 2015 and 2014.

The Company’s consolidated financial statements have been prepared in accordance with International Financial Reporting Standards or “IFRS,” as issued by the International Accounting Standards Board, or “IASB.”

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

The summary consolidated financial information as of December 31, 2016 and 2015, and for the years ended December 31, 2016, 2015 and 2014 has been derived from our audited consolidated financial statements included elsewhere in this annual report. The summary consolidated financial information as of December 31, 2014, 2013 and 2012, and for the years ended December 31, 2013 and 2012, has been derived from our consolidated statements of profit or loss for these periods.

	Year Ended December 31, (in thousands of dollars, except share and per share data and operating data)
	2016	2015	2014	2013	2012

STATEMENT OF PROFIT OR LOSS DATA
Operating revenue:

Passenger revenue	2,133,186	2,166,727	2,619,856	2,519,650	2,163,136

Cargo, mail and other	88,663	83,335	85,212	88,682	86,252

Total operating revenues	2,221,849	2,250,062	2,705,068	2,608,332	2,249,388

Operating expenses:

Aircraft fuel	527,918	602,777	820,694	783,092	725,763

Salaries and benefits	293,044	289,512	299,182	276,156	247,405

Passenger servicing	259,524	258,302	268,762	250,604	217,137

Commissions	83,981	88,557	99,115	103,685	89,378

Reservations and sales	99,918	88,051	93,766	99,822	84,992

Maintenance, materials and repairs	122,873	111,181	101,421	92,993	92,166

Aircraft rentals	120,841	122,217	112,082	90,233	72,468

Flight operations	127,777	130,930	132,156	121,903	104,993

Depreciation, amortization and impairment	159,278	134,888	115,147	137,412	89,217

Landing fees and other rentals	55,498	56,703	53,746	50,288	46,233

Other	94,584	100,856	87,910	84,590	77,101

Total operating expenses	1,945,236	1,983,974	2,183,981	2,090,778	1,846,852

Operating profit	276,613	266,088	521,087	517,554	402,535

Non-operating income (expense):

Finance cost	(37,024)	(33,155)	(29,529)	(30,180)	(32,795)

Finance income	13,000	25,947	18,066	12,636	11,689

Other, net(1)	120,226	(451,095)	(111,316)	(11,440)	(15,086)

Total non-operating income (expense), net	96,202	(458,303)	(122,779)	(28,984)	(36,192)

Profit (loss) before taxes	372,815	(192,215)	398,308	488,570	366,343

Income tax expense	(38,271)	(32,759)	(36,639)	(61,099)	(39,867)

Net profit (loss)	334,544	(224,974)	361,669	427,471	326,476

STATEMENT OF FINANCIAL POSITION DATA

Total cash, cash equivalents and short-term investments	814,689	684,948	766,603	1,131,689	651,103

Accounts receivable, net	116,100	105,777	122,150	135,056	136,336

Total current assets	1,069,391	907,585	1,011,449	1,401,153	917,490

Purchase deposits for flight equipment	250,165	243,070	321,175	327,545	245,544

Total property and equipment	2,623,682	2,650,653	2,505,336	2,348,514	2,284,631

Total assets	3,846,113	3,715,476	4,079,612	3,952,764	3,479,500

Long-term debt	961,414	1,055,183	928,964	913,507	1,069,836

Total shareholders’ equity	1,842,271	1,587,422	2,075,108	1,901,906	1,536,544

Capital stock	93,440	85,845	81,811	77,123	70,717

CASH FLOW DATA

Net cash from operating activities	594,590	316,863	384,892	830,265	538,026

Net cash (used in) from investing activities	(179,909)	32,384	21,147	(565,720)	(654,605)

Net cash used in financing activities	(248,625)	(357,466)	(316,420)	(201,268)	(54,299)

OTHER FINANCIAL DATA

Underlying net income(2)	201,359	226,002	486,181	436,157	336,053

Adjusted EBITDA(3)	556,117	(50,119)	524,918	643,526	476,666

Aircraft rentals	120,841	122,217	112,082	90,233	72,468

Operating margin(4)	12.4%	11.8%	19.3%	19.8%	17.9%
Weighted average shares used in computing net income per share (basic)	42,358,091	43,861,084	44,381,265	44,388,098	44,400,224
Weighted average shares used in computing net income per share (diluted)	42,363,171	43,868,864	44,393,054	44,403,098	44,400,224

Earnings (Loss) per share (basic)	7.90	(5.13)	8.15	9.63	7.35
Earnings (Loss) per share (diluted)	7.90	(5.13)	8.15	9.63	7.35
Dividends per share paid	$2.04	$3.36	$3.84	$1.46	$2.10
Dividends per share paid in advance(5)	—	—	—	—	$2.25
Total number of shares at end of period	42,050,481	41,955,227	43,988,423	44,098,620	44,036,470

OPERATING DATA
Revenue passengers carried(6)	12,870	11,876	11,681	11,345	10,214
Revenue passenger miles(7)	17,690	16,309	15,913	14,533	12,499
Available seat miles(8)	22,004	21,675	20,757	18,950	16,567
Load factor(9)	80.4%	75.3%	76.7%	76.7%	75.4%
Break-even load factor(10)	64.4%	85.6%	63.5%	61.1%	61.7%
Total block hours(11)	388,058	388,355	376,903	348,882	313,321
Average daily aircraft utilization(12)	10.6	10.8	11.0	11.1	10.9
Average passenger fare	165.7	182.4	224.3	222.1	211.8
Yield(13)	12.06	13.29	16.46	17.34	17.31
Passenger revenue per ASM(14)	9.69	10.00	12.62	13.30	13.06
Operating revenue per ASM(15)	10.10	10.38	13.03	13.76	13.58
Operating expenses per ASM (CASM)(16)	8.84	9.15	10.52	11.03	11.15
Departures	123,098	122,588	121,310	119,177	112,551
Average daily departures	337.3	335.9	332.4	326.5	307.7
Average number of aircraft	99.9	98.3	93.8	86.4	78.5
Cities served at period end	73	73	69	66	64
On-Time Performance (17)	88.4%	90.6%	90.5%	87.7%	85.5%
Stage Length (18)	1,213	1,236	1,213	1,140	1,076

(1)	Consists primarily of foreign currency translation gains/losses, including the Venezuelan foreign currency translation loss in 2015 and changes in the fair value of fuel derivative contracts.
(2)	Underlying net income represents net income (loss) minus the sum of fuel hedge mark-to-market (loss)/gain, and devaluation and translation losses in Venezuela and Argentina. Underlying net income is presented because the Company uses this measure to determine annual dividends. However, underlying net income should not be considered in isolation, as a substitute for net income (loss) prepared in accordance with IFRS as issued by the IASB or as a measure of our profitability. The following table presents a reconciliation of our net income (loss) to underlying net income for the specified periods.

	2016	2015	2014	2013	2012

Net income (loss)	334,544	(224,974)	361,669	427,471	326,476
Fuel hedge Mark to market loss/(gain)	(111,642)	11,572	117,950	(5,241)	9,577
Venezuela Devaluation	(21,543)	432,503	6,562	13,927	0
Argentina Devaluation	0	6,901	0	0	0
Underlying net income	201,359	226,002	486,181	436,157	336,053

(3)	Adjusted EBITDA represents net income (loss) plus the sum of interest expense, income taxes, depreciation, amortization and impairment minus interest income. Adjusted EBITDA is presented as supplemental information because we believe it is a useful indicator of our operating performance and is useful in comparing our operating performance with other companies in the airline industry. However, adjusted EBITDA should not be considered in isolation, as a substitute for net income (loss) prepared in accordance with IFRS as issued by the IASB or as a measure of our profitability. In addition, our calculation of adjusted EBITDA may not be comparable to other companies’ similarly titled measures. The following table presents a reconciliation of our net income (loss) to adjusted EBITDA for the specified periods: Aircraft rentals represent a significant operating expense of our business. Because we leased several of our aircraft during the periods presented, we believe that when assessing our adjusted EBITDA you should also consider the impact of our aircraft rentals.

	2016	2015	2014	2013	2012

Net income	334,544	(224,974)	361,669	427,471	326,476
Interest expense	37,024	33,155	29,529	30,180	32,795
Income taxes	38,271	32,759	36,639	61,099	39,867
Depreciation and amortization	159,278	134,888	115,147	137,412	89,217
Interest income	(13,000)	(25,947)	(18,066)	(12,636)	(11,689)

Adjusted EBITDA	556,117	(50,119)	524,918	643,526	476,666

(4)	Operating margin represents operating income as a percentage of operating revenues.
(5)	2012 dividend per share payment was accelerated from June 2013 to December 2012.
(6)	Total number of paying passengers (including all passengers redeeming frequent flyer miles and other travel awards) flown on all flight segments, expressed in thousands.
(7)	Number of miles flown by revenue passengers, expressed in millions.
(8)	Aircraft seating capacity multiplied by the number of miles the seats are flown, expressed in millions.
(9)	Percentage of aircraft seating capacity that is actually utilized. Load factors are calculated by dividing revenue passenger miles by available seat miles.
(10)	Load factor that would have resulted in total revenues being equal to total expenses. Excluding the effect of fuel derivative mark-to-market and foreign currency translation losses, this figure would have been 69.7% in 2016, 65.4% in 2015, 59.6% in 2014, 59.6% in 2013 and 61.3% in 2012.
(11)	The number of hours from the time an airplane moves off the departure gate for a revenue flight until it is parked at the gate of the arrival airport.
(12)	Average number of block hours operated per day per aircraft for the total aircraft fleet.
(13)	Average amount (in cents) one passenger pays to fly one mile.
(14)	Passenger revenues (in cents) divided by the number of available seat miles.
(15)	Total operating revenues (in cents) divided by the number of available seat miles.
(16)	Total operating expenses (in cents) divided by the number of available seat miles.
(17)	Percentage of flights that arrive at the destination gate within fourteen minutes of scheduled arrival.
(18)	The average number of miles flown per flight.

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

When we commence a new route, load factors tend to be lower than those on our established routes and our advertising and other promotional costs tend to be higher, which could result in initial losses that could have a negative impact on our results of operations as well as require a substantial amount of cash to fund. We also periodically run special promotional fare campaigns, particularly in connection with the opening of new routes. Promotional fares can have the effect of increasing load factors while reducing our yield on such routes during the period that they are in effect. The number of markets we serve and flight frequencies depend on our ability to identify the appropriate geographic markets upon which to focus and to gain suitable airport access and route approval in these markets. There can be no assurance that the new markets we enter will yield passenger traffic that is sufficient to make our operations in those new markets profitable. Any condition that would prevent or delay our access to key airports or routes, including limitations on the ability to process more passengers, the imposition of flight capacity restrictions, the inability to secure additional route rights under bilateral agreements or the inability to maintain our existing slots and flight banks and obtain additional slots and flight banks, could constrain the expansion of our operations.

The expansion of our business will also require additional skilled personnel, equipment and facilities. The inability to hire, retain and/or train pilots and other personnel or secure the required equipment and facilities efficiently, cost-effectively, and on a timely basis, could adversely affect our ability to execute our plans. It also could strain our existing management resources and operational, financial and management information systems to the point where they may no longer be adequate to support our operations, requiring us to make significant expenditures in these areas. In light of these factors, we cannot ensure that we will be able to successfully establish new markets or expand our existing markets, and our failure to do so could have an impact on our business and results of operations, as well as the value of our Class A shares.

Our performance is heavily dependent on economic and political conditions in the countries in which we do business.

Passenger demand is heavily cyclical and highly dependent on global, regional and country-specific economic growth, economic expectations and foreign exchange rate variations. In the past, we have been negatively impacted by poor economic performance in certain emerging market countries in which we operate and in 2016, we were particularly affected by weaker Latin American currencies, especially during the first half of the year, with a more stable demand environment as we approached the fourth quarter. Any of the following developments (or a continuation or worsening of any of the following currently in existence) in the countries in which we operate could adversely affect our business, financial condition, liquidity and results of operations:

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

We currently finance our aircraft through bank loans, sale-leasebacks and operating leases. In the past, we have been able to obtain lease or debt financing on terms attractive to us. We have obtained most of the financing for our Boeing aircraft purchases from commercial financial institutions utilizing guarantees provided by the Export-Import Bank of the United States. The Export-Import Bank provides guarantees to companies that purchase goods from U.S. companies for export, enabling them to obtain financing at substantially lower interest rates as compared to those that they could obtain without a guarantee. Although the terms provided by the Export-Import Bank are competitive, the Export-Import Bank has imposed more restrictive conditions on us in the past when we have requested new guarantees and they may impose additional conditions on us in the future. The Export-Import Bank does not provide similar guarantees in connection with financing for our aircraft purchases from Embraer since those aircraft are not exports from the United States. As of December 31, 2016, we had $446.5 million of outstanding indebtedness with financial institutions under financing arrangements guaranteed by the Export-Import Bank.

In recent years the Company has diversified its financing sources and obtained access to very competitive financing terms. Since 2014 our aircraft deliveries have been financed through a mix of sale-leasebacks and Japanese Operating Leases with Call Options (JOLCO).

Nevertheless, we cannot ensure that we will be able to continue to raise financing from past sources, or from other sources, on terms comparable to our existing financing or at all. The recent turmoil in the financial markets, for example, tightened the availability of credit and increased the cost of obtaining lease and debt financing. If the cost of such financing increases or we are unable to obtain such financing, we may be forced to incur higher than anticipated financing costs, which could have an adverse impact on the execution of our growth strategy and business.

We have historically operated using a hub-and-spoke model and are vulnerable to competitors offering direct flights between destinations we serve.

The general structure of our flight operations follows what is known in the airline industry as a “hub-and-spoke” model. This model aggregates passengers by operating flights from a number of “spoke” origins to a central hub through which they are transported to their final destinations. In recent years, many traditional hub-and-spoke operators have faced significant and increasing competitive pressure from low-cost, point-to-point carriers on routes with sufficient demand to sustain point-to-point service. A point-to-point structure enables airlines to focus on the most profitable, high-demand routes and to offer greater convenience and, in many instances, lower fares. As demand for air travel in Latin America increases, some of our competitors have initiated non-stop service between destinations that we currently serve through our hub in Panama. Non-stop service, which bypasses our hub in Panama, is more convenient and possibly less expensive than our connecting service and could significantly decrease demand for our service to those destinations. In December 2016, we launched a new low-cost model, Wingo, to diversify our offerings and to better compete with other low-cost carriers, or “LCCs,” in the market. However, our traditional hub-and-spoke model remains our primary operational model and we believe that competition from point-to-point carriers will be directed towards the largest markets that we serve and is likely to continue at this level or intensify in the future. As a result, the effect of competition on us could be significant and could have a material adverse effect on our business, financial condition and results of operations.

We may not realize benefits from Wingo, our low-cost carrier.

Wingo, our new low cost business model (“LCC”), which is part of Copa Colombia, utilizes four of our 737-700s, each configured with 142 seats in a single class cabin. Wingo operates point-to-point flights within Colombia and other international destinations in the region. Although LCCs are generally able to offer more basic services at a lower cost structure, our main line services may attain higher average fares, more passenger traffic and a greater percentage of business passengers than Wingo may attain due to a much larger route network with domestic and international connections, more flights and convenient flight schedules on routes that overlap with those offered by Wingo.

We do not have previous experience operating an LCC and we may not be able to accurately predict its impact on our main line services. In particular, if demand for Wingo flights is not substantial, if our pricing strategy does not adequately align with our cost structure, if Wingo does not meet customer expectations or if demand for Wingo flights cannibalizes some of our main line flights, Wingo’s operations may have a negative impact on our reputation or our operating results.

Wingo operates administratively and functionally under Copa Colombia, and it has an independent structure for its commercialization, distribution systems and customer service.

Our business is subject to extensive regulation which may restrict our growth or our operations or increase our costs.

Our business, financial condition and results of operations could be adversely affected if we or certain aviation authorities in the countries to which we fly fail to maintain the required foreign and domestic governmental authorizations necessary for our operations. In order to maintain the necessary authorizations issued by the Panamanian Civil Aviation Authority (the Autoridad de Aeronáutica Civil, or the “AAC”), the Colombian Civil Aviation Administration (the Unidad Administrativa Especial de Aeronáutica Civil, or the “UAEAC”), and other corresponding foreign authorities, we must continue to comply with applicable statutes, rules and regulations pertaining to the airline industry, including any rules and regulations that may be adopted in the future. In addition, Panama is a member state of the International Civil Aviation Organization, or “ICAO,” a UN specialized agency. ICAO coordinates with its member states and various industry groups to establish and maintain international civil aviation standards and recommended practices and policies, which are then used by ICAO member states to ensure that their local civil aviation operations and regulations conform to global norms. We cannot predict or control any actions that the AAC, the UAEAC, ICAO or foreign aviation regulators may take in the future, which could include restricting our operations or imposing new and costly regulations or policies. Also, our fares are technically subject to review by the AAC, the UAEAC, and the regulators of certain other countries to which we fly, any of which may in the future impose restrictions on our fares.

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

The most active government regulator among the countries to which we fly is the U.S. Federal Aviation Administration, or “FAA.” The FAA from time to time issues directives and other regulations relating to the maintenance and operation of aircraft that require significant expenditures. FAA requirements cover, among other things, security measures, collision avoidance systems, airborne wind shear avoidance systems, noise abatement and other environmental issues, and increased inspections and maintenance procedures to be conducted on older aircraft. Additional new regulations continue to be regularly implemented by the U.S. Transportation Security Administration, or “TSA,” as well. As we continue to expand our presence on routes to and from the United States, we expect to continue incurring expenses to comply with the FAA’s regulations, and any increase in the cost of compliance could have an adverse effect on our financial condition and results of operations.

The growth of our operations to the United States and the benefits of our code-sharing arrangements with UAL are dependent on Panama’s continued favorable safety assessment.

The FAA periodically audits the aviation regulatory authorities of other countries. As a result of its investigation, each country is given an International Aviation Safety Assessment, or “IASA,” rating. Since April 2004, IASA has rated Panama as a Category 1 jurisdiction, which means that Panama complies with the safety requirements set forth by the ICAO. A recent ICAO study found significant safety deficiencies in Panama, but the country’s category has not been downgraded. We cannot guarantee that the government of Panama and the AAC in particular, will continue to meet international safety standards, and we have no direct control over their compliance with IASA guidelines. If Panama’s IASA rating were to be downgraded in the future, it could prohibit us from increasing service to the United States and UAL would have to suspend codesharing on our flights, causing us to lose direct revenue from codesharing as well as reducing flight options to our customers.

We are highly dependent on our hub at Panama City’s Tocumen International Airport.

Our business is heavily dependent on our operations at our hub at Panama City’s Tocumen International Airport. Substantially all of our Copa flights either depart from or arrive at our hub. Our operations and growth strategy is therefore highly dependent on its facilities and infrastructure, including the success of its multi-phase expansion projects, certain of which have been completed and others, such as Terminal 2, that are underway and have experienced important delays. One of the contractors responsible for the construction of Terminal 2, Norberto Odebrecht Construction, is under investigation for its past practices related to project approvals. Their involvement in the construction of Terminal 2 may further delay completion of the expansion based on delays related to government approvals of individual projects or if they lack sufficient liquidity to complete their portion of the Tocumen International Airport. Terminal 2 is currently scheduled for completion in 2018. Due to the magnitude of the construction required for this new Terminal 2 currently under construction, we may experience logistical issues and/or be subject to increased passenger taxes and airport charges related to the financing of the construction.

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

Tocumen International Airport is operated by a corporation that is owned and controlled by the government of the Republic of Panama. We depend on our good working relationship with the quasi-governmental corporation that operates the airport to ensure that we have adequate access to aircraft parking positions, landing rights and gate assignments for our aircraft to accommodate our current operations and future plans for expansion. The corporation that operates Tocumen International Airport does not enter into any formal, written leases or other agreements with airlines to govern rights to use the airport’s jet ways or aircraft parking spaces. Therefore, we would not have contractual recourse if the airport authority assigned new capacity to competing airlines, reassigned our resources to other aircraft operators, raised fees or discontinued investments in the airport’s maintenance and expansion. Any of these events could result in significant new competition for our routes or could otherwise have a material adverse effect on our current operations or capacity for future growth.

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

The airline business is characterized by high leverage, and we have a high level of indebtedness. We also have significant fixed expenditures in connection with our operating leases and facility rental costs, and substantially all of our property and equipment is pledged to secure indebtedness. For the year ended December 31, 2016, our interest expense and aircraft and facility rental expense under operating leases totaled $174.4 million. At December 31, 2016, approximately 59.3% of our total indebtedness bore interest at fixed rates and the remainder was determined with reference to LIBOR. Most of our aircraft lease obligations bear interest at fixed rates. Accordingly, our financing and rent expense will not decrease significantly if market interest rates decline, but given LIBOR’s record low rates, our financing costs could materially increase as LIBOR rates increase.

As of December 31, 2016, the Company had two purchase contracts with Boeing: the first contract entails four firm orders of Boeing 737 Next Generation aircraft, which will be delivered between 2017 and 2018, and the second contract entails 71 firm orders of Boeing 737 MAX 8 and 9 aircraft, which will be delivered between 2018 and 2025. The firm orders have an approximate value of $9.5 billion based on aircraft list prices, including estimated amounts for contractual price escalation and pre-delivery deposits. We will require substantial capital from external sources to meet our future financial commitments. In addition, the acquisition and financing of these aircraft will likely result in a substantial increase in our leverage and fixed financing costs. A high degree of leverage and fixed payment obligations could:

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

Our aircraft financing loans, operating leases and the instruments governing our other indebtedness contain a number of significant covenants and restrictions that limit our and our subsidiaries’ ability to:

•	create material liens on our assets;

•	take certain actions that may impair creditors’ rights to our aircraft;

•	sell assets or engage in certain mergers or consolidations; and

•	engage in other specified significant transactions.

In addition, several of our aircraft financing agreements require us to maintain compliance with specified financial ratios and other financial and operating tests. For example, our access to certain borrowings under our aircraft financing arrangements is conditioned upon our maintenance of minimum debt service coverage and capitalization ratios. See “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources.” Complying with these covenants may cause us to take actions that could make it more difficult to execute our business strategy successfully, and we may face competition from companies not subject to such restrictions. Moreover, our failure to comply with these covenants could result in an event of default or refusal by our creditors to extend certain of our loans.

If we fail to successfully take delivery of or reliably operate new aircraft, our business could be harmed.

We fly and rely on Boeing and Embraer aircraft. As of December 31, 2016 we operated a fleet of 78 Boeing aircraft and 21 Embraer 190 aircraft. In 2017, we expect to take delivery of two additional Boeing 737-800s and in the future we expect to continue to incorporate new aircraft into our fleet. The decision to incorporate new aircraft is based on a variety of factors, including the implementation of our growth strategy. Acquisition of new aircraft involves a variety of risks relating to their ability to be successfully placed into service including:

•	manufacturer’s delays in meeting the agreed upon aircraft delivery schedule;

•	difficulties in obtaining financing on acceptable terms to complete our purchase of all of the aircraft we have committed to purchase; and

•	the inability of new aircraft and their components to comply with agreed upon specifications and performance standards.

In addition, we cannot predict the reliability of our fleet as the aircraft matures. Any technical issues with our aircraft would increase our maintenance expenses.

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

We rely on information and other aviation technology systems to operate our businesses and any failure or disruption of these systems may have an impact on our business.

We rely upon information technology systems to operate our business and increase our efficiency. We are highly reliant on certain systems for flight operations, maintenance, reservations, check-in, revenue management, accounting and cargo distribution. Other systems are designed to decrease distribution costs through internet reservations and to maximize cargo distributions, crew utilization and flight operations. These systems may not deliver their anticipated benefits.

In the ordinary course of business, we may upgrade or replace our systems or otherwise modify and refine our existing systems to address changing business requirements. In particular, aircraft rely on advanced technology and, as this technology is updated, old aircraft models may become obsolete. Our operations and competitive position could be adversely affected if we are unable to upgrade or replace our systems in a timely and effective manner once they become outdated, and any inability to upgrade or replace our systems could negatively impact our financial results.

Further, Wingo, our new LCC, uses a reservation system that differs from the system we have traditionally used for our operations, and in 2017 we will change our revenue accounting system. Any transition to new systems may result in a loss of data or service interruption that could harm our business. Information systems could also suffer disruptions due to events beyond our control, including natural disasters, power failures, terrorist attacks, cyber-attacks, data theft, equipment or software failures, computer viruses or telecommunications failures. We cannot assure you that our security measures or disaster recovery plans are adequate to prevent failures or disruptions. Substantial or repeated website, reservations systems or telecommunication system failures or disruptions, including failures or disruptions related to our integration of technology systems, could reduce the attractiveness of our Company versus our competitors, materially impair our ability to market our services and operate flights, result in the unauthorized release of confidential or otherwise protected information, and result in increased costs, lost revenue, or the loss or compromise of important data.

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

We transmit confidential credit card information by way of secure private retail networks and rely on encryption and authentication technology licensed from third parties to provide the security and authentication necessary to effect secure transmission and storage of confidential information, such as customer credit card information. The Company has made significant efforts to secure its computer network. If our security or computer network were compromised in any way, it could have a material adverse effect on the reputation, business, operating results and financial condition of the Company, and could result in a loss of customers. Additionally, any material failure by the Company to achieve or maintain compliance with the Payment Card Industry, or “PCI,” security requirements or rectify a security issue may result in fines and the imposition of restrictions on the Company’s ability to accept credit cards as a form of payment.

As a result of these types of risks, we regularly review and update procedures and processes to prevent and protect against unauthorized access to our systems and information and inadvertent misuse of data. However, we cannot be certain that we will not be the target of attacks on our networks and intrusions into our data, particularly given recent advances in technical capabilities, and increased financial and political motivations to carry out cyber-attacks on physical systems, gain unauthorized access to information, and make information unavailable for use through, for example, ransomware or denial-of-service attacks, and otherwise exploit new and existing vulnerabilities in our infrastructure. The risk of a data security incident or disruption, particularly through cyber-attack or cyber intrusion, including by computer hackers, foreign governments and cyber terrorists, has increased as the number, intensity and sophistication of attempted attacks and intrusions from around the world have increased. Furthermore, in response to these threats there has been heightened legislative and regulatory focus on attacks on critical infrastructures, including those in the transportation sector, and on data security in Panama, the United States and other parts of the world, including requirements for varying levels of data subject notification in the event of a data security incident.

Any such loss, disclosure or misappropriation of, or access to, customers’, employees’ or business partners’ information or other breach of our information security could result in legal claims or legal proceedings, including regulatory investigations and actions, may have a negative impact on our reputation and may materially adversely affect our business, operating results and financial condition. Furthermore, the loss, disclosure or misappropriation of our business information may materially adversely affect our business, operating results and financial condition.

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

Our quarterly results could fluctuate substantially, and the trading price of our Class A shares may be affected by such variations.

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

Moreover, any aircraft accident or incident, even if fully insured, could cause the public to perceive us as less safe or reliable than other airlines, which could harm our business and results of operations. The Copa brand name and our corporate reputation are important and valuable assets. Adverse publicity (whether or not justified) could tarnish our reputation and reduce the value of our brand. Adverse perceptions of the types of aircraft that we operate arising from safety concerns or other problems, whether real or perceived, or in the event of an accident involving those types of aircraft, could significantly harm our business as the public may avoid flying on our aircraft.

Fluctuations in foreign exchange rates could negatively affect our net income.

In 2016, approximately 67.2% of our expenses and 46.8% of our revenues were denominated in U.S. dollars. The remainder of our expenses and revenues were denominated in the currencies of the various countries to which we fly, with the largest non-dollar amount denominated in Colombian Pesos due to our volume of business in Colombia. If any of these currencies decline in value against the U.S. dollar, our revenues, expressed in U.S. dollars, and our operating margin would be adversely affected. We may not be able to adjust our fares denominated in other currencies to offset any increases in U.S. dollar-denominated expenses, increases in interest expense or exchange losses on fixed obligations or indebtedness denominated in foreign currency.

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

The average age of our fleet was approximately 7.2 years as of December 31, 2016. Historically, we have incurred low levels of maintenance expenses relative to the size of our fleet because most of the parts on our aircraft are covered under multi-year warranties. As our fleet ages and these warranties expire and the mileage on each aircraft increases, our maintenance costs may increase significantly, both on an absolute basis and as a percentage of our operating expenses.

If we enter into a prolonged dispute with any of our employees, many of whom are represented by unions, or if we are required to substantially increase the salaries or benefits of our employees, it may have an adverse impact on our operations and financial condition.

Approximately 62.4% of our 8,733 employees are unionized. There are currently five unions covering our employees based in Panama: the pilots’ union; the flight attendants’ union; the mechanics’ union; the passenger service agents’ union; and an industry union, which represents ground personnel, messengers, drivers, passenger service agents, counter agents and other non-executive administrative staff. Copa entered into collective bargaining agreements with the pilot’s union in August 2012, the industry union in December 2013 and the mechanics’ union in February 2014. Currently Copa is re-negotiating the collective bargaining agreement with the pilot’s union, and we expect these negotiations to conclude during the second quarter of 2017. Collective bargaining agreements in Panama typically have four-year terms. We also have union contracts with our Copa employees in Colombia, Brazil and Mexico.

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

In 2016, approximately 66.8% of our revenues were derived from tickets sold through third-party distribution channels, including those provided by conventional travel agents, online travel agents, or “OTAs” (for example, Expedia and Orbitz), or tour operators. We cannot assure that we will be able to maintain favorable relationships with these ticket sellers. Our revenues could be adversely impacted if travel agents or tour operators elect to favor other airlines or to disfavor us. Our relationship with travel agents and tour operators may be affected by:

•	the size of commissions offered by other airlines;

•	changes in our arrangements with other distributors of airline tickets; and

•	the introduction and growth of new methods of selling tickets.

These third-party distribution channels, along with global distribution systems, or “GDSs,” that travel agents and tour operators use to obtain airline travel information and issue airline tickets, are more expensive than those we operate ourselves, such as our website. Certain of these distribution channels also effectively restrict the manner in which we distribute our products generally. To remain competitive, we will need to successfully manage our distribution costs and rights, increase our distribution flexibility and improve the functionality of third-party distribution channels, while maintaining an industry-competitive cost structure. These initiatives may affect our relationships with our third-party distribution channels. Any inability to manage our third-party distribution costs, rights and functionality at a competitive level or any material diminishment or disruption in the distribution of our tickets could have a material adverse effect on our business, results of operations and financial condition.

We rely on third parties to provide our customers and us with services that are integral to our business.

We have several agreements with third-party contractors to provide certain services primarily outside of Panama. Maintenance services include aircraft heavy checks, engine maintenance, overhaul, component repairs and line maintenance activities. In addition to call center services, third-party contractors also provide us with “below the wing” aircraft services. At airports other than Tocumen International Airport, most of our aircraft services are performed by third-party contractors. Substantially all of our agreements with third-party contractors are subject to termination on short notice. The loss or expiration of these agreements or our inability to renew these agreements or to negotiate new agreements with other providers at comparable rates could negatively impact our business and results of operations. Further, our reliance on third parties to provide reliable equipment or essential services on our behalf could lead us to have less control over the costs, efficiency, timeliness and quality of our service. A contractor’s negligence could compromise our aircraft or endanger passengers and crew. This could also have a material adverse effect on our business. We expect to be dependent on such agreements for the foreseeable future and if we enter any new market, we will need to have similar agreements in place.

We depend on a limited number of suppliers.

We are subject to the risks of having a limited number of suppliers for our aircraft and engines. One of the elements of our business strategy is to save costs by operating a simplified fleet. Copa currently operates the Boeing 737-700/800 Next Generation aircraft powered by CFM 56-7B engines from CFM International and the Embraer 190, powered by General Electric CF 34-10 engines. We currently intend to continue to rely exclusively on these aircraft. However, starting in August 2018 we will receive the 737 MAX, which is an advanced version of the existing 737-Next Generation. This aircraft will be equipped with a Leap 1B engine, also manufactured by CFM International. If any of Boeing, Embraer, CFM International or GE Engines are unable to perform their contractual obligations, or if we are unable to acquire or lease new aircraft or engines from aircraft or engine manufacturers or lessors on acceptable terms, we would have to find another supplier for a similar type of aircraft or engine.

If we have to lease or purchase aircraft from another supplier, we could lose the benefits we derive from our current fleet composition. We cannot ensure that any replacement aircraft would have the same operating advantages as the Boeing 737-700/800 Next Generation or Embraer 190 aircraft that would be replaced or that Copa could lease or purchase engines that would be as reliable and efficient as the CFM 56-7B and GE CF34-10. We may also incur substantial transition costs, including costs associated with acquiring spare parts for different aircraft models, retraining our employees, replacing our manuals and adapting our facilities. Our operations could also be harmed by the failure or inability of Boeing, Embraer, CFM International or GE Engines to provide sufficient parts or related support services on a timely basis.

Our business would be impacted if a design defect or mechanical problem with any of the types of aircraft or components that we operate were discovered that would ground any of our aircraft while the defect or problem was being addressed, assuming it could be corrected at all. The use of our aircraft could be suspended or restricted by regulatory authorities in the event of any actual or perceived mechanical or design issues. Our business would also be negatively impacted if the public began to avoid flying with us due to an adverse perception of the types of aircraft that we operate stemming from safety concerns or other problems, whether real or perceived, or in the event of an accident involving those types of aircraft or components.

We also depend on a limited number of suppliers with respect to supplies obtained locally, such as our fuel. These local suppliers may not be able to maintain the pace of our growth and our requirements may exceed their capabilities, which may adversely affect our ability to execute our day-to-day operations and our growth strategy.

Our business financial condition and results of operations could be materially affected by the loss of key personnel.

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

Our operations in Cuba may adversely affect the market price of our Class A shares

We currently operate seven daily departures to and from Cuba which provide passenger, cargo and mail transportation service. For the year ended December 31, 2016, our transported passengers to and from Cuba represented approximately 4.7% of our total passengers. Our operating revenues from Cuban operations during the year ended December 31, 2016 represented approximately 1.7% of our total consolidated operating revenues for such year. Our assets located in Cuba are not significant.

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

We face intense competition throughout our route network. Overall airline industry profit margins are low and industry earnings are volatile. Airlines compete in the areas of pricing, scheduling (frequency and flight times), on-time performance, frequent flyer programs and other services. Some of our competitors, such as American Airlines, have larger customer bases and greater brand recognition in the markets we serve outside Panama, and some of our competitors have significantly greater financial and marketing resources than we have. Airlines based in other countries may also receive subsidies, tax incentives or other state aid from their respective governments, which are not provided by the Panamanian government. Changes in our interactions with our passengers or our product offerings could negatively impact our business. For example, prior to 2015, we had participated in UAL’s loyalty program, MileagePlus, but in July 2015, we launched our ConnectMiles frequent flyer program. Although, ConnectMiles is allowing us to build a more direct relationship with our customers, it may not be as successful as UAL’s MileagePlus program in building, and maintaining, brand loyalty. In addition, the commencement of, or increase in, service on the routes we serve by existing or new carriers could negatively impact our operating results. Likewise, competitors’ service on routes that we are targeting for expansion may make those expansion plans less attractive.

We compete with a number of other airlines that currently serve some of the routes on which we operate, including Avianca-Taca, American Airlines, Delta Air Lines, Aeromexico, and LATAM Group, or “LATAM,” among others. Strategic alliances, bankruptcy restructurings and industry consolidations characterize the airline industry and tend to intensify competition. Several air carriers have merged and/or reorganized in recent years, including certain of our competitors, such as LATAM, Avianca-Taca, American-US Airways and Delta-Northwest, and have benefited from lower operating costs and fare discounting in order to maintain cash flows and to enhance continued customer loyalty.

In addition, since 2008, the airline industry has experienced increased consolidation and changes in international alliances, both of which have altered and will continue to alter the competitive landscape in the industry by resulting in the formation of airlines and alliances with increased financial resources, more extensive global networks and altered cost structures. For example, Viva Colombia and Volaris are low-cost competitors, which operate domestic and international flights out of Colombia and Mexico, respectively. In December 2016, Copa’s subsidiary in Colombia, AeroRepública, launched Wingo, a low-cost product to serve domestic destinations and some point-to-point leisure markets, to improve Copa’s position within Colombia, and better compete with low unbundled prices from LCCs. Although we intend to compete vigorously and maintain our strong competitive position in the industry, Avianca and LAN Colombia (LATAM) represent a significant portion of the domestic market in Colombia and have access to greater resources as a result of their recent combinations. Therefore, Copa faces stronger competition than in recent years, and its prior results may not be indicative of its future performance.

Traditional hub-and-spoke carriers in the United States and Europe continue to face substantial and increasing competitive pressure from low-cost carriers offering discounted fares. The low-cost carriers’ operations are typically characterized by point-to-point route networks focusing on the highest demand city pairs, high aircraft utilization, single class service and fewer in-flight amenities. As evidenced by Grupo Viva, which is growing in domestic and international markets in Latin America; Spirit, which serves Latin America, including Panama, from Fort Lauderdale; JetBlue, which flies from Orlando to Latin America; Azul, which flies from Brazil to several Latin America countries and the United States and a number of LCCs that operate within the Latin America region, the LCC business model appears to be gaining acceptance in the Latin American aviation industry. As a result, we may face new and substantial competition from LCCs in the future which could result in significant and lasting downward pressure on the fares we charge for flights on our routes.

We must constantly react to changes in prices and services offered by our competitors to remain competitive. The airline industry is highly susceptible to price discounting, particularly because airlines incur very low marginal costs for providing service to passengers occupying otherwise unsold seats. Carriers use discount fares to stimulate traffic during periods of lower demand to generate cash flow and to increase market share. Any lower fares offered by one airline are often matched by competing airlines, which often results in lower industry yields with little or no increase in traffic levels. Price competition among airlines in the future could lead to lower fares or passenger traffic on some or all of our routes, which could negatively impact our profitability. We cannot be certain that any of our competitors will not undercut our fares in the future or increase capacity on routes in an effort to increase their respective market share. Although we intend to compete vigorously and to assert our rights against any predatory conduct, such activity by other airlines could reduce the level of fares or passenger traffic on our routes to the point where profitable levels of operations cannot be maintained. Due to our smaller size and financial resources compared to several of our competitors, we may be less able to withstand aggressive marketing tactics or fare wars engaged in by our competitors should such events occur.

Significant changes or extended periods of high fuel costs or fuel supply disruptions could materially affect our operating results.

Fuel costs constitute a significant portion of our total operating expenses, representing approximately 27.1% of operating expenses in 2016, 30.4% in 2015 and 37.6% in 2014. Jet fuel costs have been subject to wide fluctuations as a result of increases in demand, sudden disruptions in and other concerns about global supply, as well as market speculation. Fuel prices reached record levels during the middle of 2008, decreased substantially in 2009, and have fluctuated up and down since 2009, reaching a new low in 2015. Both the cost and availability of fuel are subject to many economic, political, weather, environmental and other factors and events occurring throughout the world that we can neither control nor accurately predict, including international political and economic circumstances such as the political instability in major oil-exporting countries in Latin America, Africa and Asia. Any future fuel supply shortage (for example, as a result of production curtailments by the Organization of the Petroleum Exporting Countries, or “OPEC,” a disruption of oil imports, supply disruptions resulting from severe weather or natural disasters, the continued unrest in the Middle East or otherwise could result in higher fuel prices or further reductions in scheduled airline services). We cannot ensure that we would be able to offset any increases in the price of fuel by increasing our fares.

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

The airline industry is a labor-intensive business. We employ a large number of flight attendants, maintenance technicians and other operating and administrative personnel. The airline industry has, from time to time, experienced a shortage of qualified personnel. Recently, we have experienced significant turnover due to shifting economic environments worldwide that have led competitors to offer incentives to attract skilled pilots. As is common with most of our competitors, considerable turnover of employees may occur and may not always be predictable. When we experience higher turnover, our training costs may be higher due to the significant amount of time required to train each new employee and, in particular, each new pilot. If our pilots terminate their contracts earlier than anticipated, we may be unable to successfully recoup the costs spent to train those pilots. We cannot be certain that we will be able to recruit, train and retain the qualified employees that we need to continue our current operations to replace departing employees. A failure to hire, train and retain qualified employees at a reasonable cost could materially adversely affect our business, financial condition and results of operations.

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

Demand for air transportation may be adversely affected by terrorist attacks, war or political and social instability, an outbreak of a disease or similar public health threat, natural disasters, cyber security threats and other events. Any of these events could cause governmental authorities to impose travel restrictions or otherwise cause a reduction in travel demand or changes in travel behavior in the markets in which we operate. Any of these events in our markets could have a material impact on our business, financial condition and results of operations. Furthermore, these types of situations could have a prolonged effect on air transportation demand and on certain cost items, such as security and insurance costs.

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

Copa Colombia’s results of operations are highly sensitive to macroeconomic and political conditions prevailing in Colombia, which have been highly volatile and unstable in recent decades. Although the state of affairs in Colombia has been steadily improving since 2002, the Colombian economy’s growth slowed in 2015, and political unrest and instability in Colombia could resume, which could adversely affect Copa Colombia’s financial condition and results of operations.

According to International Monetary Fund estimates, during 2017 the Panamanian and Colombian economies are expected to grow by 5.8% and 2.7%, respectively, as measured by their GDP at constant prices. However, if either economy experiences a sustained recession, or significant political disruptions, our business, financial condition or results of operations could be materially and negatively affected.

Any increase in the taxes we or our shareholders pay in Panama or the other countries where we do business could adversely affect the value of our Class A shares.

We cannot ensure that our current tax rates will not increase. Our provision for income taxes was $38.3 million, $32.8 million and $36.6 million in the years ended December 31, 2016, 2015 and 2014, respectively, which represented an effective income tax rate of 10.3%, -17.0% and 9.2%, respectively. We are subject to local tax regulations in each of the jurisdictions where we operate, the great majority of which are related to the taxation of income. In some of the countries to which we fly, we do not pay any income taxes, because we do not generate income under the laws of those countries either because they do not have income tax or because of treaties or other arrangements those countries have with Panama. In the remaining countries, we pay income tax at rates ranging from 22% to 34% of income.

Different countries calculate income in different ways, but they are typically derived from sales in the applicable country multiplied by our net margin or by a presumed net margin set by the relevant tax legislation. The determination of our taxable income in certain countries is based on a combination of revenues sourced to each particular country and the allocation of expenses of our operations to that particular country. The methodology for multinational transportation company sourcing of revenues and expenses is not always specifically prescribed in the relevant tax regulations, and therefore is subject to interpretation by both us and the respective taxing authorities. Additionally, in some countries, the applicability of certain regulations governing non-income taxes and the determination of our filing status are also subject to interpretation. We cannot estimate the amount, if any, of potential tax liabilities that might result if the allocations, interpretations and filing positions used by us in our tax returns were challenged by the taxing authorities of one or more countries. If taxes were to increase, our financial performance and results of operations could be materially and adversely affected. Due to the competitive revenue environment, many increases in fees and taxes have been absorbed by the airline industry rather than being passed on to the passenger. If we were to pass any of these increases in fees and taxes onto passengers, we may no longer compete effectively as those increases may result in reduced customer demand for air travel with us and we may no longer compete effectively, thereby reducing our revenues. If we were to absorb any increases in fees and taxes, the additional costs could have a material adverse effect on our results of operations.

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

While geographic diversity helps reduce our exposure to risks in any one country, we operate primarily within Latin America and are thus subject to a full range of risks associated with our operations in these regions. These risks may include unstable political or economic conditions, lack of well-established or reliable legal systems, exchange controls and other limits on our ability to repatriate earnings and changeable legal and regulatory requirements. In Venezuela and Argentina, for example, we and other airlines and foreign companies may only repatriate cash through specific governmental programs, which may effectively preclude us from repatriating cash for periods of time. In addition, Venezuela has experienced difficult political conditions and declines in the rate of economic growth in recent periods as well as governmental actions that have adversely impacted businesses that operate there. For the year ended December 31, 2016 sales in local currency in Venezuela and Argentina represented 0.1% and 8.2% of our total sales, respectively. Inflation, any decline in GDP or other future economic, social and political developments in Latin America may adversely affect our financial condition or results of operations.

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

Our controlling shareholder has the ability to direct our business and affairs, and its interests could conflict with those of other shareholders.

All of our Class B shares, representing approximately 26.0% of the economic interest in Copa Holdings and 100% of the voting power of our capital stock, are owned by Corporación de Inversiones Aéreas, S.A., or “CIASA,” a Panamanian entity. CIASA is in turn controlled by a group of Panamanian investors. In order to comply with the Panamanian Aviation Act, as amended and interpreted to date, we have amended our organizational documents to modify our share capital so that CIASA will continue to exercise voting control of Copa Holdings. CIASA will not be able to transfer its voting control unless control of our Company will remain with Panamanian nationals. CIASA will maintain voting control of the Company so long as CIASA continues to own a majority of our Class B shares and the Class B shares continue to represent more than 10% of our total share capital (excluding newly issued shares sold with the approval of our independent directors committee). Even if CIASA ceases to own the majority of the voting power of our capital stock, CIASA may continue to control our Board of Directors indirectly through its control of our Nominating and Corporate Governance Committee. As the controlling shareholder, CIASA may direct us to take actions that could be contrary to other shareholders’ interests and under certain circumstances CIASA will be able to prevent other shareholders, including you, from blocking these actions. Also, CIASA may prevent change of control transactions that might otherwise provide an opportunity to dispose of or realize a premium on investments in our Class A shares.

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

CIASA owns all of our Class B shares, and those Class B shares will be converted into Class A shares if they are sold to non-Panamanian investors. In connection with our initial public offering in December 2005, Continental and CIASA reduced their ownership of our total capital stock from 49.0% to approximately 27.3% and from 51.0% to approximately 25.1%, respectively. In a follow-on offering in June 2006, Continental further reduced its ownership of our total capital stock from 27.3% to 10.0%. In May 2008, we and CIASA released Continental from its standstill obligations and they sold down their remaining shares in the public market. CIASA holds registration rights with respect to a significant portion of its shares pursuant to a registration rights agreement entered into in connection with our initial public offering. In March 2010, CIASA converted a portion of its Class B shares into 1.6 million non-voting Class A shares and sold such Class A shares in an SEC-registered public offering. In the event CIASA seeks to reduce its ownership below 10% of our total share capital, our independent directors may decide to issue special voting shares solely to Panamanian nationals to maintain the ownership requirements mandated by the Panamanian Aviation Act. As a result, the market price of our Class A shares could drop significantly if CIASA further reduces its investment in us, other significant holders of our shares sell a significant number of shares or if the market perceives that CIASA or other significant holders intend to sell their shares. As of December 31, 2016 CIASA owns 26.0% of Copa Holdings’ total capital stock mainly as a result of share repurchase programs executed in 2014 and 2015.

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

Our Class A shares are listed on the NYSE. During the three months ended December 31, 2016, the average daily trading volume for our Class A shares as reported by the NYSE was approximately 446,448 shares. Active, liquid trading markets generally result in lower price volatility and more efficient execution of buy and sell orders for our investors. The liquidity of a securities market is often affected by the volume of shares publicly held by unrelated parties. We cannot predict whether an active liquid public trading market for our Class A shares will be sustained.

Our Board of Directors may, in its discretion, amend or repeal our dividend policy. Shareholders may not receive the level of dividends provided for in the dividend policy or any dividends at all.

In February 2016, the Board of Directors approved a change to the dividend policy to limit aggregate annual dividends to an amount equal to 40% of the previous year’s annual consolidated underlying net income, to be distributed in equal quarterly installments subject to board approval. Our Board of Directors may, in its sole discretion and for any reason, amend or repeal any aspect of this dividend policy. Our Board of Directors may decrease the level of dividends provided for in this dividend policy or entirely discontinue the payment of dividends. Future dividends with respect to shares of our common stock, if any, will depend on, among other things, our results of operations, cash requirements, financial condition, contractual restrictions, business opportunities, provisions of applicable law and other factors that our Board of Directors may deem relevant. See “Item 8A. Consolidated Statements and Other Financial Information—Dividend Policy.”

To the extent we pay dividends to our shareholders, we will have less capital available to meet our future liquidity needs.

Our Board of Directors has reserved the right to amend the dividend policy or pay dividends in excess of the level circumscribed in the dividend policy. The aviation industry has cyclical characteristics, and many international airlines are currently experiencing difficulties meeting their liquidity needs. Also, our business strategy contemplates growth over the next several years, and we expect such growth will require a great deal of liquidity. To the extent that we pay dividends in accordance with, or in excess of, our dividend policy, the money that we distribute to shareholders will not be available to us to fund future growth and meet our other liquidity needs.

Our Articles of Incorporation impose ownership and control restrictions on our Company that ensure that Panamanian nationals will continue to control us and these restrictions operate to prevent any change of control or some transfers of ownership in order to comply with the Aviation Act and other bilateral restrictions.

Under Law No. 21 of January 29, 2003, as amended and interpreted to date, or the “Aviation Act,” which regulates the aviation industry in the Republic of Panama, Panamanian nationals must exercise “effective control” over the operations of the airline and must maintain “substantial ownership.” Under certain of the bilateral agreements between Panama and other countries pursuant to which we have the right to fly to those other countries and over their territories, we must also continue to have substantial Panamanian ownership and effective control by Panamanian nationals to retain these rights. On November 25, 2005, the Executive Branch of the Government of Panama promulgated a decree stating that the “substantial ownership” and “effective control” requirements of the Aviation Act are met if a Panamanian citizen or a Panamanian company is the record holder of shares representing 51% or more of the voting power of the Company. Although the decree has the force of law for so long as it remains in effect, it does not supersede the Aviation Act, and it could be modified or superseded at any time by a future Executive Branch decree. Additionally, the decree has no binding effect on regulatory authorities of other countries whose bilateral agreements impose Panamanian ownership and control limitations on us. These phrases are not defined in the Aviation Act itself or in the bilateral agreements to which Panama is a party, and it is unclear how a Panamanian court or, in the case of the bilateral agreements, foreign regulatory authorities, would interpret them.

The share ownership requirements and transfer restrictions contained in our Articles of Incorporation, as well as the dual-class structure of our voting capital stock, are designed to ensure compliance with these ownership and control restrictions. See “Item 10B. Memorandum and Articles of Association—Description of Capital Stock.” At the present time, CIASA is the record owner of 100% of our Class B voting shares, representing approximately 26.0% of our total share capital and all of the voting power of our capital stock. These provisions of our Articles of Incorporation may prevent change of control transactions that might otherwise provide an opportunity to realize a premium on investments in our Class A shares. They also ensure that Panamanians will continue to control all the decisions of our Company for the foreseeable future.

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

On May 6, 1998, Copa Holdings, S.A., the holding company for Copa and related companies was incorporated as a sociedad anónima under the laws of Panama to facilitate the sale by CIASA of a 49% stake in Copa Holdings to Continental. In connection with Continental’s investment, we entered into an extensive alliance agreement with Continental providing for code-sharing, joint marketing, technical exchanges and other cooperative initiatives between the airlines. At the time of our initial public offering in December 2005, Continental reduced its ownership of our total capital stock from 49% to approximately 27.3%. In a follow-on offering in June 2006, Continental further reduced its ownership of our total capital stock from 27.3% to 10.0%. In May 2008, Continental sold its remaining shares in the public market. In March 2010, CIASA sold 4.2% of its interest and as of December 31, 2016 held 26.0% of our total capital stock.

Since 1998, we have grown and modernized our fleet while improving customer service and reliability. Copa has expanded its operational fleet from 13 aircraft to 99 aircraft at December 31, 2016. In 1999, we received our first Boeing 737-700s, in 2003 we received our first Boeing 737-800, and in 2005 we received our first Embraer 190. In the first quarter of 2005, we completed our fleet renovation program and discontinued the use of our last Boeing 737-200.Since 2005, we have expanded from 24 destinations in 18 countries to 73 destinations in 31 countries. We plan to continue our expansion, which includes increasing our fleet, over the next several years.

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

In December 2016, we launched a new low-cost model, Wingo, to diversify our offerings and to better compete with other low cost carriers in the markets. Wingo serves domestic flights in Colombia and some international cities to and from Colombia.

Our registered office is located at Boulevard Costa del Este, Avenida Principal y Avenida de la Rotonda, Urbanización Costa del Este, Complejo Business Park, Torre Norte, Parque Lefevre, Panama City, Panama and our telephone number is +507 304-2774. The website of Copa Airlines is www.copaair.com. Information contained on, or accessible through, this website is not incorporated by reference herein and shall not be considered part of this annual report. Our agent for service of process in the United States is Puglisi & Associates, 850 Library Avenue, Suite 204, Newark, Delaware 19715, and its telephone number is +(302) 738-6680.

Capital Expenditures

During 2016, our capital expenditures were $106.7 million, which consisted primarily of the acquisition of property and equipment. During 2015, our capital expenditures were $3.7 million, which consisted primarily of expenditures related to advance payments on aircraft purchase contracts and acquisition of property and equipment. During 2014, our capital expenditures were $99.9 million, which consisted primarily of expenditures related to our purchase of four Boeing 737-800 aircraft, as well as expenditures related to advance payments on aircraft purchase contracts.

B. Business Overview

We are a leading Latin American provider of airline passenger and cargo service through our two principal operating subsidiaries, Copa Airlines and Copa Colombia. Copa Airlines operates from its strategically-located position in the Republic of Panama, and Copa Colombia flies from Colombia to Copa Airlines Hub of the Americas in Panama, and operates a low cost model within Colombia and various cities in the region. We currently operate a fleet of 99 aircraft, 78 Boeing 737-Next Generation aircraft and 21 Embraer 190 aircraft to meet our growing capacity requirements. As of December 31, 2016 the Company had two purchase contracts with Boeing: the first contract entails four firm orders of Boeing 737 Next Generation aircraft, which will be delivered between 2017 and 2018, and the second contract entails 71 firm orders of Boeing 737 MAX aircraft, which will be delivered between 2018 and 2025.

Copa currently offers approximately 337 daily scheduled flights among 73 destinations in 31 countries in North, Central and South America and the Caribbean from its Panama City hub. Copa provides passengers with access to flights to more than 146 other destinations through codeshare arrangements with UAL and other airlines pursuant to which each airline places its name and flight designation code on the other’s flights. Through its Panama City hub, Copa is able to consolidate passenger traffic from multiple points to serve each destination effectively.

Copa began its strategic alliance with Continental in 1998. Since then, Copa, Continental and Continental’s successor, United Airlines, or “UAL” or “United,” have conducted joint marketing and codesharing arrangements. On October 1st, 2010, Continental merged with United Airlines. The combined carrier took the United Airlines name but uses the former Continental’s livery and logo. All of the service and alliance agreements we had in place with Continental have been transferred to the combined UAL entity. We believe that Copa’s co-branding and joint marketing activities, which continue with UAL, have enhanced its brand in Latin America, and that the relationship with UAL has afforded it cost-related benefits, such as improved purchasing power in negotiations with aircraft vendors and insurers. We have reached a mutually beneficial arrangement with UAL and extended the term, and continue with, an updated alliance agreement from May 2016 forward. Due to the long-standing alliance relationship with Continental, and in order to ensure Copa remained fully aligned with Continental on a number of important joint initiatives, Copa officially joined Star Alliance on June 21, 2012, which Continental had joined at the end of 2009.

Since January 2001, we have grown significantly and have established a track record of consistent profitability, with the one exception of 2015. Although in 2015 and 2016 our revenues and margins decreased as compared to 2014, our total operating revenues increased from $0.3 billion in 2001 to $2.2 billion in 2016 while our operating margins also increased from 8.6% to 12.4% over the same period.

Our Strengths

We believe our primary business strengths that have allowed us to compete successfully in the airline industry include the following:

•	Our “Hub of the Americas” airport is strategically located. We believe that Copa’s base of operations at the geographically central location of Tocumen International Airport in Panama City, Panama provides convenient connections to our principal markets in North, Central and South America and the Caribbean, enabling us to consolidate traffic to serve several destinations that do not generate enough demand to justify point-to-point service. Flights from Panama operate with few service disruptions due to weather, contributing to high completion factors and on-time performance. Tocumen International Airport’s sea-level altitude allows our aircraft to operate without the performance restrictions they would be subject to at higher-altitude airports. We believe that Copa’s hub in Panama allows us to benefit from Panama City’s status as a center for financial services, shipping and commerce and from Panama’s stable, dollar-based economy, free-trade zone and growing tourism.

•	We focus on keeping our operating costs low. In recent years, our low operating costs and efficiency have contributed significantly to our profitability. Our operating cost per available seat mile, excluding costs for fuel, fleet charges and intangible write-off charges, was $5.16 in 2012, $5.50 in 2013, $5.29 in 2014, $5.14 in 2015 and $5.18 in 2016. We believe that our cost per available seat mile reflects our modern fleet, efficient operations and the competitive cost of labor in Panama.

•	We operate a modern fleet. Our fleet consists of modern Boeing 737-Next Generation and Embraer 190 aircraft equipped with winglets and other modern cost-saving and safety features. Over the next several years, we intend to enhance our modern fleet through the addition of four Boeing 737-Next Generation aircraft which will be delivered between 2017 and 2018 and 71 additional 737-MAX 8 and 9 aircraft to be delivered between 2018 and 2025. We believe that our modern fleet contributes to our on-time performance and high completion factor (percentage of scheduled flights not cancelled).

•	We believe Copa has a strong brand and a reputation for quality service. We believe that the Copa brand is associated with value to passengers, providing world-class service and competitive pricing. For the year ended December 31, 2016, Copa’s statistic for on-time performance, according to DOT standard methodology of arrivals within 14 minutes of scheduled arrival time, was 88.4% and its completion factor was 99.8%. We believe our focus on customer service has helped to build passenger loyalty. In addition, the excellent response to our new loyalty program, ConnectMiles, demonstrates the strong affinity Copa customers have for the brand. During 2016 we were recognized by OAG for the second consecutive year as the second most on-time airline in the world, and by Flight Stats, for the fourth consecutive year as the most on-time airline in Latin America. We were also recognized for best airline, best staff and best regional airline in our region by Skytrax Airlines Award.

•	Our management fosters a culture of teamwork and continuous improvement. Our management team has been successful at creating a culture based on teamwork and focused on continuous improvement. Each of our employees has individual objectives based on corporate goals that serve as a basis for measuring performance. When corporate operational and financial targets are met, employees are eligible to receive bonuses according to our profit sharing program. See “Item 6D. Employees.” We also recognize outstanding performance of individual employees through company-wide recognition, one-time awards, special events and, in the case of our senior management, grants of restricted stock and stock options. Our goal-oriented culture and incentive programs have contributed to a motivated work force that is focused on satisfying customers, achieving efficiencies and growing profitability.

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

According to data from the International Air Transport Association, or “IATA,” Latin America comprised approximately 7.5% of international worldwide passengers flown in 2015 or 267.3 million passengers.

The Central American aviation market is dominated by international traffic. According to data from IATA, international revenue passenger miles, or “RPMs,” are concentrated between North America and Central America. This segment represented 79.1% of international RPMs flown to and from Central America in 2015, compared to 16.6% RPMs flown between Central America and South America and 4.3% for RPMs flown between Central American countries. Total RPMs flown on international flights to and from Central America remained flat in 2015, and load factors on international flights to and from Central America were 80% on average.

The chart below details passenger traffic between regions in 2015:

	2015 IATA Traffic Results
	Passenger Kms Flown		Available Seat Kms		Passenger LF
	(Millions)	Change (%)	(Millions)	Change (%)	LF	Change (%)

North America - Central America / Caribbean	138,756	7.4	169,601	6.6	82%	0.6 p.p.
North America - South America	98,382	6.6	120,819	6.7	81%	-0.1 p.p.
Within South America	37,651	4.9	47,345	3.6	80%	-2.4 p.p.
Central America/Caribbean - South America	29,201	7.8	37,822	10.2	77%	2 p.p.
Within Central America	7,548	7.9	11,459	4.7	66%	1.9 p.p.

Panama serves as a hub for connecting passenger traffic between major markets in North, South, and Central America and the Caribbean. Accordingly, passenger traffic to and from Panama is significantly influenced by economic growth in surrounding regions. Major passenger traffic markets in North, South and Central America experienced growth in their GDP in 2016. Preliminary figures indicate that real GDP increased by 5.2% in Panama and by 2.2% in Colombia, according to data of the World Economic and Financial Survey conducted by the International Monetary Fund or “IMF.”

	GDP (in US$ billions)		GDP per Capita
	2016	2016	2016
	Current Prices (US$)	Real GDP (% Growth)	Current Prices (US$)
Argentina	542	(1.76)	12,425

Brazil	1,770	(3.27)	8,587

Chile	235	1.70	12,910

Colombia	274	2.17	5,623

Mexico	1,064	2.09	8,699

Panama	55	5.20	13,515

USA	18,562	1.58	57,294

Source: International Monetary Fund, World Economic Outlook Database, October 2016.

Panama has benefited from a stable economy with moderate inflation and steady GDP growth. According to IMF estimates, from 2010 to 2016, Panama’s real GDP grew at an average annual rate of 7.8%, while inflation averaged 3.4% per year. According to Panama’s Contraloría General, the service sector represents approximately 74.0% of total real GDP in Panama, a higher percentage of GDP than the service sector represents in most other Latin American countries. The IMF currently estimates Panama’s population to be approximately 4.2 million in 2016, with the majority of the population concentrated in Panama City, where our hub at Tocumen International Airport is located. We believe the combination of a stable, service-oriented economy and steady population growth has helped drive our domestic origin and destination passenger traffic.

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

Colombia is the third largest country in Latin America in terms of population, with a population of approximately 48.8 million in 2016 according to the IMF, and has a land area of approximately 440,000 square miles. Colombia’s GDP is estimated to be $274.1 billion for 2016, and per capita income was approximately $5.6 thousand (current prices) according to the IMF. Colombia’s geography is marked by the Andean mountains and an inadequate road and rail infrastructure, making air travel a convenient and attractive transportation alternative. Colombia shares a border with Panama, and for historic, cultural and business reasons it represents a significant market for many Panamanian businesses.

Route Network and Schedules

As of December 31, 2016, Copa provided regularly-scheduled flights to 73 cities in North, Central and South America and the Caribbean. The majority of Copa flights operate through our hub in Panama City which allows us to transport passengers and cargo among a large number of destinations with service that is more frequent than if each route were served directly.

We believe our hub-and-spoke model is the most efficient way for us to operate our business since most of the origination/destination city pairs we serve do not generate sufficient traffic to justify point-to-point service. Also, since we serve many countries, it would be very difficult to obtain the bilateral route rights necessary to operate a competitive network-wide point-to-point system.

Copa schedules its hub flights using a “connecting bank” structure, where flights arrive at the hub at approximately the same time and depart a short time later. In June 2011, we increased our banks of flights from four to six a day. This allowed us to increase efficiency in the use of hub infrastructure in addition to providing more time of day choices to passengers.

As a part of our strategic relationship with UAL, Copa provides flights through codesharing arrangements to over 146 other destinations. In addition to codeshares provided with our Star Alliance partners, Copa also has codesharing arrangements in place with several other carriers, including Air France, KLM, Iberia, Emirates, Gol, Tame and Aeromexico.

In addition to increasing the frequencies to destinations we already serve, Copa’s business strategy is also focused on adding new destinations across Latin America, the Caribbean and North America in order to increase the attractiveness of our Hub of the Americas at Tocumen International Airport for intra-American traffic. We currently plan to introduce new destinations and to increase frequencies to many of the destinations that Copa currently serves. Our Embraer 190 aircraft, together with the Boeing 737-Next Generation aircraft, allow us to improve our service by increasing frequencies and service to new destinations with the right-sized aircraft.

In December 2016, we launched a new low-cost model, Wingo, to diversify our offerings and to better compete with other low cost carriers in the markets. Wingo serves domestic flights in Colombia and some international cities to and from Colombia.

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

Revenue by Region

The following table shows our revenue generated in each of our major operating regions.

	Year Ended December 31,
Region	2016	2015	2014	2013	2012

North America (1)	28.8%	24.9%	20.5%	18.0%	16.7%

South America	42.1%	45.6%	55.1%	63.6%	60.8%

Central America (2)	23.2%	23.3%	19.7%	13.7%	17.8%

Caribbean (3)	5.9%	6.2%	4.7%	4.7%	4.7%

(1)	Includes USA, Canada, Mexico
(2)	Includes Panama
(3)	Cuba, Dominican Republic, Haiti, Jamaica, Puerto Rico, Aruba, Curaçao, St. Maarten, Bahamas, and Trinidad and Tobago.

Airline Operations

Passenger Operations

Passenger revenue accounted for approximately $2,133.2 million in 2016, $2,166.7 million in 2015, and $2,619.9 million in 2014, representing 96.0%, 96.3%, and 96.8%, respectively, of Copa’s total revenues. Leisure traffic, which makes up close to half of Copa’s total traffic, tends to coincide with holidays, school vacations and cultural events and peaks in July and August, and again in December and January. Despite these seasonal variations, Copa’s overall traffic pattern is relatively stable due to the constant influx of business travelers. Approximately half of Copa’s passengers regard Panama City as their destination or origination point, and most of the remaining passengers pass through Panama City in transit to other points on our route network.

Cargo Operations

In addition to our passenger service, we make efficient use of extra capacity in the belly of our aircraft by carrying cargo. Our cargo operations consist principally of freight service. Copa’s cargo business generated revenues of approximately $54.0 million in 2016, $56.8 million in 2015, and $60.6 million in 2014, representing 2.4%, 2.5%, and 2.2% respectively, of Copa’s operating revenues. We primarily move our cargo in the belly of our aircraft; however, we also wet-lease and charter freighter capacity when necessary to meet our cargo customers’ needs.

Pricing and Revenue Management

Copa has designed its fare structure to balance its load factors and yields in a way that it believes will maximize profits on its flights. Copa also maintains revenue management policies and procedures that are intended to maximize total revenues, while remaining generally competitive with those of our major competitors. Copa uses Revenue Manager, the revenue management software designed by Sabre.

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

In May 1998, Copa Airlines and Continental entered into a comprehensive alliance agreement package, encompassing a broad array of activities such as Copa’s participation in Continental’s frequent flyer programs and VIP lounges; as well as agreements in other areas, such as trademarks. These agreements were initially signed for a period of ten years. In November 2005, Copa and Continental amended and restated these agreements and extended their term through the year 2016. In 2010, United Airlines merged with Continental Airlines, keeping the name United Airlines. In May 2016 Copa and United Airlines amended and restated these agreements and extended their term through the year 2021.

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

On October 1st, 2010, Continental merged with United Airlines and became a wholly-owned subsidiary of UAL. All the benefits from our previous alliance with Continental have been recognized by UAL. Our alliance relationship with Continental enjoyed a grant of antitrust immunity from the U.S. Department of Transportation, or “DOT.” The DOT issued a “route transfer order” document after Continental merged with UAL, whereby the existing antitrust immunity grant between Continental and Copa Airlines is now in effect between UAL and Copa Airlines.

As a result of our alliance, we have benefited from Continental’s and now UAL’s expertise and experience over the past decade. For example, prior to July 2015 when we launched our own frequent flyer program, ConnectMiles, we adopted Continental’s OnePass (now UAL’s MileagePlus) frequent flyer program and rolled out a co-branded joint product in much of Latin America, which enabled Copa to develop brand loyalty among travelers. The co-branding of the OnePass (now MileagePlus) loyalty program helped to leverage the brand recognition that Continental already enjoyed across Latin America and has enabled Copa to compete more effectively against regional competitors such as Avianca-Taca and the Oneworld alliance represented by American Airlines and LATAM Airlines. We also share UAL’s Sceptre inventory management software, which allows Copa to pool spare parts with UAL and to rely on UAL to provide engineering support for maintenance projects. We have also been able to take advantage of UAL’s purchasing power and negotiate more competitive rates for spare parts and third-party maintenance work. In addition to the Sceptre system, we have adopted several important information technology systems, such as the SHARES computer reservation system in an effort to maintain commonality with UAL.

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

Sales, Marketing and Distribution

Sales and Distribution. Approximately 65.8% of sales during 2016 were completed through travel agents, including OTAs and other airlines while approximately 34.2% were direct sales via our city ticket offices, or “CTOs,” call centers, airport counters or website. Travel agents receive base commissions, not including back-end incentive payments, ranging from 0% to 6.7% depending on the country. The weighted average rate for these commissions during 2016 was 1.9%. In recent years, base commissions have decreased significantly in most markets as more efficient back-end incentive programs have been implemented to reward selected travel agencies that exceed their sales targets.

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

Copa has a sales and marketing network consisting of 71 domestic and international ticket offices, including city ticket offices located in Panama and Colombia, in addition to the airports where we operate.

The call center that operates Copa’s reservations and sales services handles calls from Panama as well as most other countries to which Copa flies. Such centralization has resulted in a significant increase in telephone sales, as it efficiently allows for improvements in service levels such as 24-hour-a-day, 7-days-a-week service, in three different languages.

Advertising and Promotional Activities. Our advertising and promotional activities include the use of television, print, radio and billboards, as well as targeted public relation events in the cities where we fly. In recent years, we have increased our use of digital marketing, including social media via Facebook and Twitter to enhance our brand image and engage customers in a new way. We believe that the corporate traveler is an important part of our business, and we particularly promote our service to these customers by conveying the reliability, convenience and consistency of our service and offering value-added services such as convention and conference travel arrangements. We also promote package deals for the destinations where we fly through combined efforts with selected hotels and travel agencies.

Competition

We face considerable competition throughout our route network. Overall airline industry profit margins are relatively low and industry earnings are volatile. Airlines compete in the areas of pricing, scheduling (frequency and flight times), on-time performance, frequent flyer programs and other services. Strategic alliances, bankruptcy restructurings and industry consolidations characterize the airline industry and tend to intensify competition.

Copa competes with a number of other airlines that currently serve the routes on which we operate, including Avianca, American Airlines, Delta Airlines, Aeromexico, and LATAM, among others. In order to remain competitive, we must constantly react to changes in prices and services offered by our competitors.

In 2011, the LAN Group acquired Aires, a low-cost Colombian air carrier, which is now operated as LATAM. In 2012, the LAN Group acquired the Brazilian TAM Airlines, which resulted in the creation of the LATAM Airlines Group (LATAM). In addition, several other air carriers have reorganized in recent years, including certain of our competitors, such as Avianca-Taca, American and Delta, and have benefited from lower operating costs and fare discounting in order to maintain cash flows and to enhance continued customer loyalty.

In addition, since 2008, the airline industry has experienced increased consolidation and changes in international alliances, both of which have altered and will continue to alter the competitive landscape in the industry by resulting in the formation of airlines and alliances with increased financial resources, more extensive global networks and altered cost structures.

The airline industry is highly susceptible to price discounting, particularly because airlines incur very low marginal costs for providing service to passengers occupying otherwise unsold seats. Carriers use discount fares to stimulate traffic during periods of lower demand to generate cash flow and to increase market share. Any lower fares offered by one airline are often matched by competing airlines, which frequently results in lower industry yields with little or no increase in traffic levels. Price competition among airlines could lead to lower fares or passenger traffic on some or all of our routes, which could negatively impact our profitability.

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

Traditional hub-and-spoke carriers in the United States and Europe have in recent years faced substantial and increasing competitive pressure from low-cost carriers offering discounted fares. The low-cost carriers’ operations are typically characterized by point-to-point route networks focusing on the highest demand city pairs, high aircraft utilization, single class service and fewer in-flight amenities. As evidenced by the operations of competitors in Brazil and other South American countries and several new low-cost carriers which have launched service, the “low-cost carrier” business model appears to be gaining acceptance in the Latin American aviation industry, and we may face new and substantial competition from low-cost carriers in the future.

With respect to our cargo operations, we will continue to face competition from all of the major airfreight companies, most notably DHL, which has a cargo hub operation at Tocumen International Airport.

Aircraft

As of December 31, 2016, Copa operated a fleet consisting of 99 aircraft, including 14 Boeing 737-700 Next Generation aircraft, 64 Boeing 737-800 Next Generation aircraft and 21 Embraer 190 aircraft. As of December 31, 2016, Copa had firm orders, including purchase and lease commitments, for four additional Boeing 737 Next Generation aircraft to be delivered in 2017 and 2018, and 71 additional 737-MAX 8 and 9 aircraft to be delivered between 2018 and 2025.

The current composition of the Copa fleet as of December 31, 2016 is fully described below:

	Average Term of Lease
	Number of Aircraft			Remaining	Average Age	Seating
	Total	Owned	Leased	(Years)	(Years)	Capacity
Boeing 737-700	14	12	2	4.3	14.6	124
Boeing 737-800	64	37	27	4.3	4.8	154/160
Embraer 190	21	19	2	1.0	9.5	94/106

Total	99	68	31	4.1	7.2	—

The table below describes the expected size of our fleet at the end of each year set forth below, assuming delivery of all aircraft for which we currently have firm orders but not taking into account any aircraft for which we have purchase rights and options:

Aircraft Type	2017	2018	2019	2020	2021	2022
737-700(1)	14	14	14	16	14	14
737-800(2)	66	68	59	56	52	47
737-MAX(3)	—	5	10	22	34	46
Embraer 190	20	19	19	19	19	19

Total Fleet	100	106	102	113	119	126

(1)	Assumes the return of leased aircraft upon expiration of lease contracts.
(2)	We have the flexibility to choose between the different members of the 737-Next Generation family of aircraft for most of the 737-800 aircraft deliveries.
(3)	We have the flexibility to choose between the different members of the 737-MAX family.

The Boeing 737 aircraft currently in our fleet are fuel-efficient and suit our operations well for the following reasons:

•	They have simplified maintenance procedures.

•	They require just one type of standardized training for our crews.

•	They have one of the lowest operating costs in their class.

Our focus on profitable operations means that we periodically review our fleet composition. As a result, our fleet composition changes over time when we conclude that adding other types of aircraft will help us achieve this goal. The introduction of any new type of aircraft to our fleet is only done if, after careful consideration, we determine that such a step will improve our profitability. In line with this philosophy, after conducting a careful cost-benefit analysis, we added the Embraer 190 aircraft because its combination of smaller size and highly efficient operating characteristics made it the ideal aircraft to serve new mid-sized markets and to increase frequency to existing destinations. The Embraer 190 incorporates advanced design features, such as integrated avionics, fly-by-wire flight controls, and CF34-10 engines made by General Electric. The Embraer 190 has a range of approximately 2,000 nautical miles, enabling it to fly to a wide range of destinations from short-haul to certain medium-haul destinations. We have configured Copa’s Embraer aircraft with a business class section similar to the business class section we have on our Boeing 737-Next Generation aircraft. Following our growth strategy, we have placed an order of 71 Boeing 737-MAX 8 and 9 aircraft. The 737-MAX will provide additional benefits to the current fleet such as fuel efficiency, longer range and additional capacity compared to the current Copa seat configuration.

Through several special purpose vehicles, we currently have beneficial ownership of 68 of our aircraft, including 19 Embraer 190s. In addition, we lease two of our Boeing 737-700s, 27 of our Boeing 737-800s, and two of our Embraer 190s under long-term operating lease agreements that have an average remaining term of 4.1 years. In the last three years, we have begun financing certain aircraft by entering into sale-leaseback transactions. In 2013, we sold four Boeing 737-800 aircraft delivered in 2013 to MC Aviation Partners, or “MCAP,” the aircraft leasing arm of Mitsubishi Corporation, and in 2014 an additional four Boeing 737-800 aircraft delivered in 2014 to SMBC Aviation Capital or “SMBC.” We have entered into leasing arrangements on market terms with the purchasers for all eight aircraft. Leasing some of our aircraft provides us with flexibility to change our fleet composition if we consider it to be in our best interests to do so. We make monthly rental payments, some of which are based on floating rates, but we are not required to make termination payments at the end of the lease. Currently, we do not have purchase options under any of our operating lease agreements. Under our operating lease agreements, we are required in some cases to keep maintenance reserve accounts and in other cases to make supplemental rent payments at the end of the lease that are calculated with reference to the aircraft’s maintenance schedule. In either case, we must return the aircraft in the agreed-upon condition at the end of the lease term. Title to the aircraft remains with the lessor. We are responsible for the maintenance, servicing, insurance, repair and overhaul of the aircraft during the term of the lease.

To better serve the growing number of business travelers, we offer a business class (Clase Ejecutiva) configuration in our fleet. Our business class service features upgraded meal service, special check-in desks, bonus mileage for full-fare business class passengers and access to VIP lounges. In each of our Boeing 737-700 aircraft, we offer 12 business class luxury seats with 38-inch pitch. Our Boeing 737-800 aircraft currently have two different configurations, one with 16 business class seats with 38-inch pitch; and a second, with 49-inch pitch seats, which is currently being used in 36 of our 737-800s. In order to accommodate these luxury seats, a row from economy class was removed, decreasing the total number of seats in those aircraft from 160 to 154. On our Embraer 190s, we offer two different configurations, one with 12 business class seats in a four abreast configuration with 40-inch pitch, and one with 10 business class seats in a three abreast configuration with 38-inch pitch.

Also, within the Copa Holdings fleet, there are four 737-700s dedicated to the operations of Wingo. These aircraft are equipped with 142 economy class seats.

Each of our Boeing 737-Next Generation aircraft is powered by two CFM International Model CFM 56-7B engines. Each of our Embraer 190 aircraft is powered by two CF34-10 engines made by General Electric. We currently have 13 spare engines for service replacements and for periodic rotation through our fleet.

Maintenance

The maintenance performed on our aircraft can be divided into two general categories: line and heavy maintenance. Line maintenance consists of routine, scheduled maintenance checks on our aircraft, including pre-flight, daily and overnight checks, “A-checks” and any diagnostics and routine repairs. Copa’s line maintenance is performed by Copa’s own technicians at our main base in Panama and/or at the out stations by Copa Airlines and/or Copa Colombia employees or third-party contractors. Heavy maintenance consists of more complex inspections and overhauls, including “C-checks,” and servicing of the aircraft that cannot be accomplished during an overnight visit. Maintenance checks are performed intermittently as determined by the aircraft manufacturer through Copa Airlines AAC approved maintenance program. These checks are based on the number of hours or calendar months flown. Historically we had contracted with certified outside maintenance providers, such as COOPESA. In October of 2010, Copa decided to begin performing a portion of the heavy maintenance work in-house. The hiring, training, facility and tooling setup, as well as enhancing certain support shops, were completed during a ten-month period. Ultimately, Copa acquired the required certifications by the local authorities to perform the first in-house C-Check in August 2011, followed by its second C-check in October of the same year. Today we are performing a continuous line of C-Checks in-house for the entire year, and on January 20, 2017 we held the ground-breaking of our new maintenance facility which allows us to perform up to three complete continuous lines of C-checks, as required. We estimate the completion date for the new facility to be July 2018. In 2016, 17 heavy maintenance checks were successfully performed in-house. When possible, Copa attempts to schedule heavy maintenance during its lower-demand seasons in order to maximize productive use of its aircraft.

Copa has exclusive long-term contracts with GE Engines whereby they perform maintenance on all of our CFM-56 and CFM-34 engines.

In October of 2014 Copa Airlines established its own maintenance technician training program. Through this program we recruit and train technicians through on-the-job training and formal classes. These future technicians stay in the program for four years and once they have received both airframe and power plant licenses will be released as mechanics to our work force. Presently we have 60 students in the program.

Copa Airlines and Copa Colombia employ, system-wide, around 500 maintenance professionals, who perform maintenance in accordance with maintenance programs that are established by the manufacturer and approved and certified by international aviation authorities. Every mechanic is trained in factory procedures and goes through our own rigorous in-house training program. Every mechanic is licensed by the AAC and approximately 34 of our mechanics are also licensed by the FAA. Our safety and maintenance procedures are reviewed and periodically audited by the aircraft manufacturer, the AAC, the FAA, IATA and, to a lesser extent, every foreign country to which we fly. Copa Airlines’ maintenance facility at Tocumen International Airport has been certified by the FAA as an approved repair station, and twice a year the FAA inspects this facility to validate and renew the certification. Copa’s aircraft are initially covered by warranties that have a term of four years, resulting in lower maintenance expenses during the period of coverage. All of Copa Airlines’ and Copa Colombia’s mechanics are trained to perform line maintenance on both the Boeing 737-Next Generation and Embraer 190 aircraft.

All of Copa Colombia’s maintenance and safety procedures are performed according to Boeing standards (certified by the FAA), and certified by the Aeronáutica Civil of Colombia and BVQi, the institute that issues International Organization for Standardization, or “ISO,” quality certificates. All of Copa Colombia’s maintenance personnel are licensed by the Aeronáutica Civil of Colombia. In August 2015, Copa Colombia received its IATA Operational Safety Audit, or “IOSA,” compliance certification, which will remain valid until December 2017.

Safety

We place a high priority on providing safe and reliable air service. We are focused on continuously improving our safety performance by implementing internationally recognized best practices such as Safety Management System, or “SMS,” Flight Data Analysis (FDA), internal and external operational safety audits, and associated programs.

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

The SMS is supported by safety investigations and a comprehensive audit program. Investigations are initiated either by operational events or analyses of relevant trend information, such as via our Flight Data Analysis program. These investigations are conducted by properly qualified and trained internal safety professionals. Our audit program consists of three major components. The first serves as the aircraft maintenance quality assurance program and is supported by six dedicated maintenance professionals. The second team consists of an internal team dedicated to conducting standardized audits of airport, flight operations, and associated functions. The third component of our audit program is a biennial audit of all operational components by the internationally recognized standard IOSA. We are happy to report that in 2015 Copa Airlines—Colombia, and in 2017 Copa Airlines—Panama successfully completed IOSA audits by external providers. We expect to complete Copa Airlines—Colombia’s recertification later in 2017.

Airport Facilities

We believe that our hub at Panama City’s Tocumen International Airport (PTY) is an excellent base of operations for the following reasons:

•	Panama’s consistently temperate climate is ideal for airport operations. For example, in recent years Tocumen was closed and unavailable for flight operations for a total of fewer than two hours per year on average.

•	Tocumen is the only airport in Central America with two operational runways. Also, unlike some other regional airports, consistent modernization and growth of our hub has kept pace with our needs. In 2012, Tocumen Airport completed Phase II of an expansion project of the existing terminal. In 2013, Tocumen started the bid for the construction of a new south terminal, with an additional 20 gates, eight remote positions and a second customs area, was awarded.

•	Panama’s central and sea level location provides a very efficient base to operate our narrow body fleet, efficiently serving short and long-haul destinations in Central, North and South America, as well as the Caribbean.

•	Travelers can generally make connections seamlessly through Tocumen because of its manageable size and Panama’s policies accommodating in-transit passengers.

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

We worked closely with the airport’s management and consulted with the IATA infrastructure group to provide plans and guidance for Phase I of an airport expansion that provided eight new gate positions with jet bridges, six new remote parking positions, expanded retail areas and improved baggage-handling facilities. The government authorized $70 million to cover the costs of this expansion. Work on Phase I was completed in the third quarter of 2006. Phase II of the expansion added 12 additional jet bridge gates and was completed in the fourth quarter of 2012. Recently, a bid for the construction of a new south terminal, with an additional 20 gates, eight remote positions and a second customs area, was awarded. Construction on the south terminal started in 2013 and is expected to be completed in 2018.

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

We lease a variety of facilities at Tocumen, including our maintenance hangar and our operations facilities in the airport terminal. We generally cooperate with the airport authority to modify the lease terms as necessary to account for capital improvements and expansion plans. Currently, our Gold and higher PreferMember passengers have access to a Copa Club at the Tocumen International Airport in Panama. The capacity of the lounge is approximately 300 passengers and boasts a spacious footprint of more than 13,000 square feet, offering more space, improved facilities and additional value to our passengers.

Our Gold and higher PreferMember passengers also have access to four other Copa Clubs in the region, which are strategically located in San José, Guatemala City, Santo Domingo, and Medellin. The Copa Club in San José is located at the Juan Santa Maria International Airport and has a capacity of up to 160 passengers with an area of almost 6,400 square feet. The Copa Club in Guatemala City is located at the Aurora International Airport and has a capacity of more than 55 passengers with an area of almost 2,400 square feet. In Santo Domingo, the lounge is located at the Las Americas International Airport with a capacity in excess of 65 passengers and an area of almost 3,000 square feet. Additionally, the Copa Club in Medellin, located at Jose Maria Cordova International Airport, has an area close to 2,800 square feet and a capacity of more than 65 passengers.

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

	Aircraft Fuel Data
	2016	2015	2014

Average price per gallon of jet fuel into plane (excluding hedge) (in U.S. dollars)	$1.53	$1.83	$3.05
Gallons consumed (in millions)	284.3	277.1	268.5
Available seat miles (in millions)	22,004	21,675	20,757
Gallons per ASM (in hundredths)	1.29	1.28	1.29

In 2016 the average price of West Texas Intermediate or “WTI” crude oil, a benchmark widely used for crude oil prices that is measured in barrels and quoted in U.S. dollars, increased by 34% from $31.9 per barrel to $42.9 per barrel. For the year 2016 we maintained hedge positions representing 34% of our requirements through the use of jet fuel swap and zero cost collars. For 2017, we have hedged approximately 5% of our anticipated fuel needs. Although we have not added hedge positions since August of 2015, we continue to evaluate various hedging strategies and may enter into additional hedging agreements in the future, as any substantial and prolonged increase in the price of jet fuel will likely materially and negatively affect our business, financial condition and results of operation. In the past, we have managed to offset some of the increases in fuel prices with higher load factors, fuel surcharges and fare increases. In addition, our relatively young, winglet-equipped fleet also helps us mitigate the impact of higher fuel prices.

Tocumen International Airport has limited fuel storage capacity. In the event there is a disruption in the transport of fuel to the airport, we may be forced to suspend flights until the fuel tanks can be refueled.

Insurance

We maintain passenger liability insurance in an amount consistent with industry practice, and we insure our aircraft against losses and damages on an “all risks” basis. We have obtained all insurance coverage required by the terms of our leases. We believe our insurance coverage is consistent with airline industry standards and appropriate to protect us from material losses in light of the activities we conduct. No assurance can be given, however, that the amount of insurance we carry will be sufficient to protect us from material losses. We have negotiated low premiums on our Copa Airlines insurance policies by leveraging the purchasing power of our alliance partner, UAL. Copa Airlines’ hull and liability operations are insured under UAL’s insurance policy. We maintain separate insurance policies for our Copa Colombia operations.

Environmental

Our operations are covered by various local, national, and international environmental regulations. These regulations cover, among other things, gas emissions into the atmosphere, disposal of solid waste and aqueous effluents, aircraft noise, and other activities that result from the operation of aircraft and our aircraft comply with all environmental standards applicable to their operations as described in this annual report. Currently, we maintain an Environmental Management and Adequacy Program, or “PAMA,” in all our facilities, including our maintenance hangar and support facilities at the Tocumen International Airport. This program was approved by the Panamanian National Environmental Authority, or “MiAmbiente,” in 2013, and includes actions like a recycling program, better use of natural resources, an electric energy consumption reduction plan, and final disposition of domestic water, among many others. Currently, we are in the process of presenting the PAMA final report to MiAmbiente in order to get final resolution and establish its annual follow-up assessments. Copa Airlines is an active signatory company of the Global Compact of the United Nations and its local chapter of the Global Compact Network Panama, and have, thus, published our Communication on Progress, or “COP,” since October 2001. This Global Compact agreement requires us to implement measures like maintaining a young fleet, incorporating new navigation technologies such as RNAV to reduce fuel consumption, installing winglets and scimitars in our planes to reduce fuel consumption, and recycling, among many others. During 2016 we collected a total of 257 tons of recycling materials in Panama’s Copa facilities, which represents a total of approximately $30,000 in savings resulting from not sending this waste to the landfill. Our recycling programs also include the utilization of burned oil from vehicles and contaminated fuel drained from aircrafts. We outsourced the collection of 8,500 gallons of hydrocarbons in 2016 and its subsequent conversion into industrial boiler fuel. We also outsourced the collection of 238,219 gallons of oily water from aircraft cleaning and painting operations and the subsequent treatment of that water made it possible to recover 190,575 gallons of water which were then returned to nature.

Regulation

Panama

Authorizations and Certificates. Panamanian law requires airlines providing commercial services in Panama to hold an Operation Certificate and an Air Transportation License/Certificate issued by the AAC. The Air Transportation Certificate specifies the routes, equipment used, capacity, and frequency of flights. This certificate must be updated every time Copa acquires new aircraft, or when routes and frequencies to a particular destination are modified.

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

Colombia has expanded its open-skies agreements with several countries in the last years. In addition to Aruba and the Andean Pact nations of Bolivia, Ecuador and Peru, open-skies agreements have been negotiated with Costa Rica, El Salvador, Panama, and Dominican Republic. In the framework of liberalization between Colombia and Panama, any airline has the right to operate unlimited frequencies between any city pair of the two countries. As a result, Copa offers scheduled services between nine main cities in Colombia and Panama. In November 2010, Colombia signed an open-skies agreement with the United States, which took effect in January 2013. With respect to domestic aviation, airlines must present feasibility studies to secure specific route rights, and no airline may serve the city pairs with the most traffic unless that airline has at least five aircraft with valid airworthiness certificates. While Aeronáutica Civil has historically regulated the competition on domestic routes, in December 2012 it revoked a restriction requiring a maximum number of competing airlines on each domestic route.

In October 2011, Aeronáutica Civil announced its decision to liberalize air fares in Colombia starting April 1, 2012, including the elimination of fuel surcharges. However, airlines are required to charge an administrative fee (tarifa administrativa) for each ticket sold on domestic routes within Colombia through an airline’s direct channels. Passengers in Colombia are also entitled by law to compensation in the event of delays in excess of four hours, over-bookings and cancellations. Currently, the San Andrés, Bogotá, Pereira, Cali, Cartagena, Medellin, Bucaramanga, Cucuta, and Santa Marta airports, among others, are under private management arrangements. The government’s decision to privatize airport administration in order to finance the necessary expansion projects and increase the efficiency of operations has increased airports fees and facility rentals at those airports.

Authorization and Certificates. Colombian law requires airlines providing commercial services in Colombia to hold an operation certificate issued by the Aeronáutica Civil which is automatically renewed every five years. Copa Colombia’s operation certificate was automatically renewed in 2013.

Safety Assessment. On December 9, 2010, Colombia was re-certified as a Category 1 country under the FAA’s IASA program.

Ownership Requirements. Colombian regulations establish that an airline satisfies the ownership requirements of Colombia if it is registered under the Colombian Laws and Regulations.

Antitrust Regulations. In 2009, an antitrust law was issued by the Republic of Colombia; however, commercial aviation activities remain under the authority of the Aeronáutica Civil.

Airport Facilities. The airports of the major cities in Colombia have been granted to concessionaries, who impose charges on the airlines for the rendering of airport services. The ability to contest these charges is limited, but contractual negotiations with the concessionaries are possible.

United States

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

Copa Airlines’ operations in the United States are also subject to regulation by the FAA with respect to aviation safety matters, including aircraft maintenance and operations, equipment, aircraft noise, ground facilities, dispatch, communications, personnel, training, weather observation, air traffic control and other matters affecting air safety. The FAA requires each foreign air carrier serving the United States to obtain operational specifications pursuant to 14 CFR Part 129 of its regulations and to meet operational criteria associated with operating specified equipment on approved international routes. We believe that we are in compliance in all material respects with all requirements necessary to maintain in good standing our operations specifications issued by the FAA. The FAA can amend, suspend, revoke or terminate those specifications, or can temporarily suspend or permanently revoke our authority if we fail to comply with the regulations, and can assess civil penalties for such failure. A modification, suspension or revocation of any of our DOT authorizations or FAA operating specifications could have a material adverse effect on our business. The FAA also conducts safety audits and has the power to impose fines and other sanctions for violations of airline safety regulations. We have not incurred any material fines related to operations. The FAA also conducts safety International Aviation Safety Assessment, or “IASA,” as to Panama’s compliance with ICAO safety standards. Panama is currently considered a Category 1 country that complies with ICAO international safety standards. As a Category 1 country, no limitations are placed upon our operating rights to the Unites States. If the FAA should determine that Panama does not meet the ICAO safety standards, the FAA and DOT would restrict our rights to expand operations to the United States.

Security. On November 19, 2001, the U.S. Congress passed, and the President signed into law, the Aviation and Transportation Security Act or the “Aviation Security Act.” This law federalized substantially all aspects of civil aviation security and created the TSA, an agency of the Department of Homeland Security, to which the security responsibilities previously held by the FAA were transitioned. The Aviation Security Act requires, among other things, the implementation of certain security measures by airlines and airports, such as the requirement that all passengers, their bags and all cargo be screened for explosives and other security-related contraband. Funding for airline and airport security required under the Aviation Security Act is provided in part by a $2.50 per segment passenger security fees for flights departing from the United States, subject to a $10 per roundtrip cap; however, airlines are responsible for costs incurred to meet security requirements beyond those provided by the TSA. The United States government is considering increases to this fee as the TSA’s costs exceed the revenue it receives from these fees. Implementation of the requirements of the Aviation Security Act has resulted in increased costs for airlines and their passengers. Since the events of September 11, 2001, the U.S. Congress has mandated and the TSA has implemented numerous security procedures and requirements that have imposed and will continue to impose burdens on airlines, passengers and shippers.

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

Airport Access. Two U.S. airports at which we operate, O’Hare International Airport in Chicago (O’Hare) and John F. Kennedy International Airport in New York, or “JFK,” were formerly designated by the FAA as “high density” traffic airports subject to arrival and departure slot restrictions during certain periods of the day. From time to time, the FAA has also issued temporary orders imposing slot restrictions at certain airports. Although slot restrictions at JFK were formally eliminated as of January 1st, 2007, on January 15, 2008, the FAA issued an order limiting the number of scheduled flight operations at JFK during peak hours to address the over-scheduling, congestion and delays at JFK. The FAA is currently contemplating the implementation of a long-term congestion management rule at LaGuardia Airport, JFK and Newark Liberty International Airport, which would replace the order currently in effect at JFK. We cannot predict the outcome of this potential rule change on our costs or ability to operate at JFK.

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

Copa Airlines is our principal airline operating subsidiary that operates out of our hub in Panama and provides passenger service in North, South and Central America and the Caribbean. Copa Airlines Colombia is our operating subsidiary that provides air travel from Colombia to Copa Airlines Hub of the Americas in Panama, and operates a low cost model within Colombia and various cities in the region. Oval Financial Leasing, Ltd. controls the special purpose vehicles that have a beneficial interest in the majority of our fleet.

D. Property and Equipment

Headquarters

Our headquarters are located six miles away from Tocumen International Airport. We have leased six floors consisting of approximately 119,700 square feet of the building from Desarollo Inmobiliario del Este, S.A., an entity controlled by the same group of investors that controls CIASA, under a ten-year lease that began in January 2015 at a rate of $0.3 million per month.

Other Property

At Tocumen International Airport, we lease a maintenance hangar, operations offices in the terminal, counter space, parking spaces and other operational properties from the entity that manages the airport. We pay approximately $160,314 per month for this leased property. Around Panama City, we also lease various office spaces, parking spaces and other properties from a variety of lessors, for which we pay approximately $92,908 per month in the aggregate.

In each of our destination cities, we also lease space at the airport for check-in, reservations and airport ticket office sales, and we lease space for CTOs in 52 of those cities.

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

We are a leading Latin American provider of airline passenger and cargo service through our two principal operating subsidiaries, Copa Airlines and Copa Colombia. Copa Airlines operates from its strategically located position in the Republic of Panama, and Copa Colombia provides air travel from Colombia to Copa Airlines Hub of the Americas in Panama, and operates a low cost model within Colombia and various cities in the region.

Copa currently offers approximately 337 daily scheduled flights among 73 destinations in 31 countries in North, Central and South America and the Caribbean from its Panama City hub. Copa provides passengers with access to flights to more than 146 other destinations through codeshare arrangements with UAL pursuant to which each airline places its name and flight designation code on the other’s flights. Through its Panama City hub, Copa Airlines is able to consolidate passenger traffic from multiple points to serve each destination effectively.

Copa Airlines and Copa Colombia operate a modern fleet of 78 Boeing 737-Next Generation aircraft and 21 Embraer 190 aircraft. To meet growing capacity requirements, we have firm orders, including purchase and lease commitments. As of December 31, 2016 the Company has two purchase contracts with Boeing: the first contract entails four firm orders of Boeing 737 Next Generation aircraft, which will be delivered between 2017 and 2018, the second contract entails 71 firm orders of Boeing 737 MAX 8 and 9 aircraft, which will be delivered between 2018 and 2025.

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

Factors Affecting Our Results of Operations

Fuel

In 2016 the average price of WTI crude oil, a benchmark widely used for crude oil prices that is measured in barrels and quoted in U.S. dollars, increased by 34% from $31.9 per barrel to $42.9 per barrel. For the year 2016, we maintained hedge positions representing 34% of our requirements through the use of jet fuel swap and zero cost collars. For 2017, we have hedged approximately 5% of our anticipated fuel needs. Although we have not added hedge positions since August of 2015, we continue to evaluate various hedging strategies and may enter into additional hedging agreements in the future, as any substantial and prolonged increase in the price of jet fuel will likely materially and negatively affect our business, financial condition and results of operation. In the past, we have managed to offset some of the increases in fuel prices with higher load factors, fuel surcharges and fare increases. In addition, our relatively young, winglet-equipped fleet also helps us mitigate the impact of higher fuel prices.

Regional Economic Environment

Our historical financial results have been, and we expect them to continue to be, materially affected by the general level of economic activity and growth of per capita disposable income in North, South and Central America and the Caribbean, which have a material impact on discretionary and leisure travel (drivers of our passenger revenue) and the volume of trade between countries in the region (the principal driver of our cargo revenue). As an example, during 2016 passenger revenue totaled $2.1 billion in 2016, a 1.5% decrease over passenger revenue of $2.2 billion in 2015, mainly driven by a yield decrease of 9.2 percentage points to 12.06 cents in 2016 compared to 2015. This decrease was due to weaker Latin American currencies, especially during the first half of the year.

In 2015, our passenger yield decreased to 13.28 cents, a 19.3% decrease as compared to 2014. This decrease was primarily due to economic downturns and political uncertainty in Brazil, Colombia and Venezuela.

In Brazil, real GDP at constant prices contracted 3.8% in 2015, average inflation of consumer prices rose approximately 9.0% and unemployment was approximately 6.8%, according to the April 2016 World Economic and Financial Survey conducted by the IMF. When combined with political uncertainty, these factors led to a decrease in disposable income.

In Colombia, yields in 2015 decreased primarily due to a significant devaluation of the Colombian peso against the U.S. dollar. Real GDP growth in Colombia at constant prices was approximately 3.1% in 2015, which represents a slower growth rate than in 2014 primarily because of lower oil prices. Average inflation of consumer prices in Colombia rose approximately 5.0% in 2015, according to the April 2016 World Economic and Financial Survey conducted by the IMF.

Our yields in Venezuela were negatively impacted by exchange controls, which led us to restrict ticket sales for passengers paying in Venezuelan bolivars, along with high inflation and political uncertainty. According to data from The World Bank, Venezuela’s GDP contracted by 5.7% in 2015, largely due to decreases in oil prices. Exact data regarding inflation rates in Venezuela varies significantly, depending on the source.

Operating revenue in Brazil, Colombia and Venezuela comprised approximately 12.9%, 7.7% and 2.1%, respectively, of total operating revenue in 2015, and passengers in those countries made up approximately 10.3%, 13.8% and 2.1%, respectively, of our passenger traffic in the same period. In 2016, those countries comprised approximately and 11.1%, 6.4%, and 1.1%, respectively, of total operating revenue, and 9.3%, 11.3% and 1.2%, respectively, of our passenger traffic in the same period. Due to the importance of these countries on a combined basis to our results of operations, the drop in passenger yield on our routes to and from Brazil, Colombia and Venezuela contributed to a material decrease in our 2015 passenger revenue.

During the latter half of 2016, Latin American currencies such as the Brazilian Real, and the Colombian peso have been stronger as compared to 2015, and we have been able to deliver higher load factors and year-over-year yield improvements, resulting in significant revenue expansion. According to data from The Preliminary Overview of the Economies of Latin America and the Caribbean, an annual United Nations publication prepared by the Economic Development Division, the economy of Latin America (including the Caribbean) decreased by 1.1% in 2016 and is estimated to increase by 1.3% in 2017. In recent years, the Panamanian economy has outpaced the economic growth of the United States and of Latin America as a whole. Preliminary figures for 2016 indicate that the Panamanian economy grew by 5.2% (versus 6.0% in 2015), while headline inflation (as indicated by the consumer price index) rose by 1.2% in 2016. Additionally, the Colombian economy has experienced relatively stable growth. The Colombian gross domestic product grew by 2.5% in 2015 and an estimated 2.2% in 2016, while headline inflation (as indicated by the consumer price index) rose by 7.6% in 2016.

Revenues

We derive our revenues primarily from passenger transportation, which represented 96.0% of our revenues for the year ended December 31, 2016. In addition, 4.0% of our total revenues are derived from cargo and other revenues.

We recognize passenger revenue when transportation is provided. Passenger revenues reflect the capacity of our aircraft on the routes we fly, load factor and yield. Our capacity is measured in terms of available seat miles, or “ASMs,” which represents the number of seats available on our aircraft multiplied by the number of miles the seats are flown. Our usage is measured in terms of RPMs, which is the number of revenue passengers multiplied by the miles these passengers fly. Load factor, or the percentage of our capacity that is actually used by paying customers, is calculated by dividing RPMs by ASMs. Yield is the average amount that one passenger pays to fly one mile. We use a combination of approaches, taking into account yields, flight load factors and effects on load factors of connecting traffic, depending on the characteristics of the markets served, to arrive at a strategy for achieving the best possible revenue per available seat mile, balancing the average fare charged against the corresponding effect on our load factors.

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

The following table sets forth our capacity, load factor and yields for the periods indicated.

	2016	2015	2014	2013	2012

Capacity (in available seat miles, in millions)	22,004	21,675	20,757	18,950	16,567
Load factor	80.4%	75.3%	76.7%	76.7%	75.4%
Yield (in cents)	12.06	13.29	16.46	17.34	17.31

Seasonality

Generally, our revenues from and the profitability of our flights peak during the northern hemisphere’s summer season in July and August and again during the December and January holiday season. Given our high proportion of fixed costs, this seasonality is likely to cause our results of operations to vary from quarter to quarter.

Operating Expenses

The main components of our operating expenses are aircraft fuel, salaries and benefits, passenger servicing, depreciation amortization and impairment and flight operations. A common measure of per unit costs in the airline industry is cost per available seat mile, or “CASM,” which is generally defined as operating expenses divided by ASMs.

Aircraft fuel. The price we pay for aircraft fuel varies significantly from country to country primarily due to local taxes. While we purchase aircraft fuel at most of the airports to which we fly, we attempt to negotiate fueling contracts with companies that have a multinational presence in order to benefit from volume purchases. During 2016, as a result of the location of its hub, Copa purchased 56% of its aircraft fuel in Panama. Copa has 21 suppliers of aircraft fuel across its network. In some cases, we tanker fuel in order to minimize our cost by fueling in airports where fuel prices are lowest. Our aircraft fuel expenses are variable and fluctuate based on global oil prices.

	Aircraft Fuel Data
	2016	2015	2014

Average price per gallon of jet fuel into plane (excluding hedge) (in U.S. dollars)	$1.53	$1.83	$3.05
Gallons consumed (in millions)	284.3	277.1	268.5
Available seat miles (in millions)	22,004	21,675	20,757
Gallons per ASM (in hundredths)	1.29	1.28	1.29

Salaries and benefits. Salary and benefit expenses have historically increased at the rate of inflation and by the growth in the number of our employees. In some cases, we have adjusted the salaries of our employees to correspond to changes in the cost of living in the countries where these employees work. We do not increase salaries based on seniority.

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

Commissions. Commission expenses are driven mainly by passenger revenues, indirect channel penetration performance, and agreed commission rates, as opposed to ASM growth. Our commission expenses consist primarily of payments for ticket sales made by travel agents and commissions paid to credit card companies. Travel agents receive base commissions, not including back-end incentive programs, ranging from 0% to 6.7% depending on the country. During the last few years we have reduced our commission expense per available seat mile as a result of an industry-wide trend of paying lower commissions to travel agencies and by increasing the proportion of our sales made through direct channels. We expect this trend to continue as more of our customers become accustomed to purchasing through call centers and through the internet. While increasing direct sales may increase the commissions we pay to credit card companies, we expect that the savings from the corresponding reduction in travel agency commissions will more than offset this increase. In recent years, base commissions paid to travel agents have decreased significantly. At the same time, we have encouraged travel agencies to move from standard base commissions to incentive compensation based on sales volume and fare types.

Maintenance, material and repair expenses. Our maintenance, material and repair expenses consist of aircraft repair expenses and charges related to the line maintenance of our aircraft, including maintenance materials, and aircraft return costs. As the age of our fleet increases and our warranties expire, our maintenance expenses will increase. We conduct line maintenance internally and outsource most heavy maintenance to independent third party contractors. In 2003, we negotiated with GE Engine Services a maintenance cost per hour program for the repair and maintenance of our CFM-56 engines which power our Boeing 737 Next Generation fleet. Our engine maintenance costs are also aided by the sea-level elevation of our hub and the use of winglets which allow us to operate the engines on our Boeing 737 Next Generation aircraft with lower thrust, thus putting less strain on the engines. In 2011 and 2012, we negotiated a maintenance agreement with GE Engine Services for the repair and maintenance of our CF-34 and CFM-56 engines.

Aircraft rent. Our aircraft rental expenses are generally fixed by the terms of our operating lease agreements. We currently have 31 operating leases, 26 of which are operating leases with fixed rates not subject to fluctuations in interest rates; the remaining five operating leases are tied to LIBOR. Our aircraft rent expense also includes rental payments related to any wet-leasing of freighter aircraft to supplement our cargo operations.

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

Flight operations, landing fees and other rentals. These expenses are generally directly related to the number of flights we operate, with a component attributed to fixed costs relating to facility rental expenses.

Other expenses. Other expenses include our frequent flyer program, publicity and promotion expenses, expenses related to our cargo operations, technology related initiatives and miscellaneous other expenses.

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

Our income tax expense totaled approximately $38.3 million in 2016, $32.8 million in 2015 and $36.6 million in 2014.

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

Our critical accounting policies are described below and estimates are defined as those that are reflective of significant judgments and uncertainties and potentially result in materially different results under different assumptions and conditions. For a discussion of these and other accounting policies, see notes 3 and 4 to our annual consolidated financial statements.

Goodwill. During both 2015 and 2014, the goodwill acquired through the Company’s past Colombia business combinations was allocated to the domestic and international routes comprising the cash generating units, or “CGUs,” of Copa Colombia. Through analysis it was estimated that the recoverable amount for goodwill was $269.1 million at December 31, 2015 by comparing the income approach via the discounted cash flow method and the market approach via the guideline public company method, based on the assessment that they were the most appropriate methods for estimating the recoverable amount of the CGUs.

During 2016, as a result of certain restructuring efforts, the Company determined that a change in CGU was appropriate with all goodwill being attributable to consolidated air transportation services.

The Company performed its annual impairment test in October 2016 and the recoverable amount was estimated at $3,491.4 million, an amount far in excess of the $20.4 million of goodwill recorded.

Maintenance Deposit. Until December 2014, the Company made payments for engine overhauls under power by the hour agreements, or “PBH”. Payments related to engine overhauls under PBH agreements were recognized as other assets until the maintenance event occurred, at which time the actual maintenance cost are capitalized and amortized over the expected period until the next event. During 2016, the Company has used the entire balance of this deposit.

Currently, the Company maintains PBH agreements covering minor maintenance events, which are recognized as an expense when they occur.

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

Under IAS 16 “Property, Plant and Equipment,” major maintenance events, including major engine overhauls, are treated as a separate asset component with the cost capitalized and depreciated over the period until the next major event. All other replacement spares and costs relating to maintenance of fleet assets are charged to the consolidated statement of profit or loss on consumption or as incurred.

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

In estimating the useful lives and expected residual values of its aircraft, the Company has relied primarily upon actual experience with the same or similar aircraft types and recommendations from Boeing and Embraer, the manufacturers of the Company’s aircraft. Subsequent revisions to these estimates, which can be significant, could be caused by changes to the Company’s maintenance program, changes in the utilization of aircraft (actual cycles during a given period of time), governmental regulations related to aging aircraft, and changing market prices of new and used aircraft of the same or similar types. The Company evaluates its estimates and assumptions each reporting period and, when warranted, adjusts these estimates and assumptions. These adjustments are accounted for on a prospective basis through depreciation and amortization expense, as required by IFRS.

We evaluate annually whether there is an indication that our property, plant and equipment may be impaired. Factors that would indicate potential impairment may include, but are not limited to technological obsolescence, significant decreases in the market value of long-lived asset(s), a significant change in physical condition or useful life of long-lived asset(s), and operating or cash flow losses associated with the use of long-lived asset(s). We have not identified any impairment related to our existing aircraft fleet.

Revenue recognition – Expired tickets. The Company recognizes estimated fare revenue for tickets that are expected to expire (unused) based on historical data and experience. Estimating the expected expired tickets requires management’s judgment, among other things, the historical data and experience is an indication of future customer behavior.

Frequent Flyer Program. On July 1st, 2015, the Company launched its frequent flyer program, whose objective is to reward customer loyalty through the earning of miles whenever programs holders make certain flights. The miles or points earned can be exchanged for flights on Copa or any of the other Star Alliance partners’ airlines.

When a passenger elects to receive frequent flyer miles in connection with a flight, the Company recognizes a portion of the ticket sales as revenue when the air transportation is provided and recognizes a deferred liability (frequent flyer deferred revenue) for a portion of the ticket sale representing the value of the related miles as a multiple-deliverable revenue arrangement, in accordance with IFRIC 13: Customer loyalty programs. To determine the amount of revenue to be deferred, the Company estimates and allocates the fair value of the miles that were essentially sold along with the airfare, based on a weighted average ticket value less fulfillment discount, which incorporates the expected redemption of miles including such factors as redemption pattern, cabin class, loyalty status and geographic region.

For the short and long-term classification of the frequent flyer deferred revenue the Company use data arising from models that includes estimates based on redemption rates projected by management and clients’ behavior.

Furthermore, the Company estimates miles earned by members which will not be redeemed for an award before they expire (breakage). A statistical model that estimates the percentage of points that will not be redeemed before expiration is utilized to estimate breakage. The breakage and the Fair Value of the miles are reviewed annually.

In addition, the Company sells miles to non-airline businesses with which it has marketing agreements. The main contracts to sell miles relate to co-branded credit card relationships with two major banks in the region. The Company determined the selling prices of miles according to a negotiated rate.

Prior to July 1st, 2015, the Company participated in United’s Mileage Plus frequent flyer program. Under the terms of the Company’s frequent flyer agreement with United, Mileage Plus members received Mileage Plus frequent flyer mileage credits for traveling on the Company’s flight and the Company paid United a per mile rate for each mileage credit granted by United at the time of the flight.

The amounts paid to United were recognized by the Company through a deduction under “Passenger revenue” in the consolidated statement of profit or loss and the Company had no further payment or service obligation with respect to the mileage credits.

United pays the Company a per mile rate for every mile flown by a Mileage Plus Member redeeming miles on a Copa Airlines or Copa Colombia flight. The rates paid by United depend on the class of service, the flight length, and the availability of the reward.

This revenue received from United is recorded in “Passenger revenue” in the accompanying consolidated statement of profit or loss as flight services are provided to the passenger.

Lease accounting. Aircraft lease agreements can be accounted for as either operating or finance leases. When the risks and benefits of the asset under lease are transferred to us, as lessee, the lease is classified as a finance lease. Finance leases are accounted for as an acquisition obtained through a financing, with the aircraft recorded as a fixed asset and a corresponding liability recorded as a loan. Finance lease assets are measured initially at an amount equal to the lower of their fair value and the present value of the minimum lease payments. Minimum lease payments made under finance leases are apportioned between the finance expense and the reduction of the outstanding liability. The finance expense is allocated to each period during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability; these are recognized as finance cost in the consolidated statement of profit or loss. Lease agreements that do not transfer the risks and benefits to us are classified as operating leases. Operating leases are accounted as a rental, and the minimum lease expense is recognized through the straight line method.

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

•	IFRS 9, Financial Instruments

•	IFRS 15, Revenue from Contracts with Customers

•	IFRS 16, Leases

•	Amendment to IAS 12, Recognition of deferred tax assets for unrealized losses

•	Amendments to IAS 7 Statement of cash flows on the disclosure initiative

•	Amendments to IFRS 2 Share based payments

•	Amendments to IFRS 4 Insurance contracts’

•	Amendment to IAS 40 Investment property

•	Annual improvements 2014–2016

•	IFRIC 22 Foreign currency transactions and advance consideration

For a discussion of these improvements to IFRS, see note 5 to our annual consolidated financial statements.

Results of Operation

The following table shows each of the line items in our statement of profit or loss for the periods indicated as a percentage of our total operating revenues for that period:

	2016	2015	2014

Operating revenues:
Passenger revenue	96.0%	96.3%	96.8%
Cargo, mail and other	4.0%	3.7%	3.2%
Total	100.0%	100.0%	100.0%
Operating expenses:
Aircraft fuel	-23.8%	-26.8%	-30.3%
Salaries and benefits	-13.2%	-12.9%	-11.1%
Passenger servicing	-11.7%	-11.5%	-9.9%
Commissions	-3.8%	-3.9%	-3.7%
Reservation and sales	-4.5%	-3.9%	-3.5%
Maintenance, materials and repairs	-5.5%	-4.9%	-3.7%
Aircraft rentals	-5.4%	-5.4%	-4.1%
Flight operations	-5.8%	-5.8%	-4.9%
Depreciation and amortization	-7.2%	-6.0%	-4.3%
Landing fees and other rentals	-2.5%	-2.5%	-2.0%
Other	-4.3%	-4.5%	-3.2%
Total	-87.6%	-88.2%	-80.7%
Operating profit	12.4%	11.8%	19.3%
Non-operating income (expenses):
Interest expense	-1.7%	-1.5%	-1.1%
Interest income	0.6%	1.2%	0.7%
Other, net	5.4%	-20.0%	-4.1%
Total	4.3%	-20.4%	-4.5%
Income/(loss) before income taxes	16.8%	-8.5%	14.7%
Income taxes	-1.7%	-1.5%	-1.4%
Net profit (loss)	15.1%	-10.0%	13.4%

Year 2016 Compared to Year 2015

Our consolidated net profit in 2016 totaled $334.5 million, a 248.7% increase from net loss of $225.0 million in 2015. This increase was primarily because in 2015 we recognized a Venezuelan currency translation and transactional loss of $432.5 million, and due to operating expenses decreasing by 2.0% in 2016. In addition, we had consolidated operating profit of $276.6 million in 2016, a 4.0% increase over operating profit of $266.1 million in 2015. Our consolidated operating margin in 2016 was 12.4%, an increase of 0.6 percentage points versus 2015.

Operating revenue

Our consolidated revenue totaled $2.2 billion in 2016, a 1.3% decrease over operating revenue of $2.3 billion in 2015, due to a decrease in passenger revenue. This decrease was mainly driven by a 9.2% decrease in passenger yield in 2016 compared to 2015.

Passenger revenue. Passenger revenue totaled $2.1 billion in 2016, a 1.5% decrease over passenger revenue of $2.2 billion in 2015. This decrease was mainly driven by 9.2% drop in passenger yield compared to 2015 offset by a 5.1 percentage point increase in load factor. Passenger yield decreased to 12.06 cents in 2016 mainly due to weaker Latin American currencies, especially during the first half of the year.

Cargo, mail and other. Cargo, mail and other revenue totaled $88.7 million in 2016, a 6.4% increase from cargo, mail and other revenue of $83.3 million in 2015. This increase was primarily the result of higher other revenue mainly due to maintenance income and incentives received from airport authorities for new routes.

Operating expenses

Our consolidated operating expenses totaled $1.9 billion in 2016, a 2.0% decrease over operating expenses of $2.0 billion in 2015 that was primarily the result of lower fuel cost, offset by an increase in depreciation, reservation and sales and maintenance.

An overview of the major variances on a consolidated basis follows:

Aircraft fuel. Aircraft fuel totaled $527.9 million in 2016, a 12.4% decrease from aircraft fuel of $602.8 million in 2015. This decrease was primarily a result of 14.6% decrease in the all-in average fuel price per gallon of jet fuel ($1.86 in 2016 compared to $2.17 in 2015) offset by a 2.6% higher fuel consumption, and is net of a realized fuel hedge loss of $93.7 million in 2016, as compared to a realized fuel hedge loss of $95.2 million in 2015.

Salaries and benefits. Salaries and benefits totaled $293.0 million in 2016, a 1.2% increase over salaries and benefits of $289.5 million in 2015. This was primarily a result of an increase in variable compensation accruals and full-year effects of inflation adjustments slightly offset by foreign exchange rates.

Passenger servicing. Passenger servicing totaled $259.5 million in 2016 compared to $258.3 million in 2015. This represented a 0.5% increase driven mainly by passenger traffic growth and higher effective rates related to airport services, offset by efficiencies related to meals, beverages and supplies, on board and airport handling at stations.

Commissions. Commissions totaled $84.0 million in 2016, a 5.2% decrease from commissions of $88.6 million in 2015. This decrease was due to a lower base of sales through indirect channels (BSP) and lower commission rates than 2015. Commissions represented 3.8% of our operating revenue in 2016 and 3.9% in 2015.

Reservations and sales. Reservations and sales totaled $99.9 million in 2016, a 13.5% increase compared to $88.1 million in 2015. This increase was primarily because of higher volumes of net bookings. Reservations and sales represented 4.5% and 3.9% of our operating revenue in 2016 and 2015, respectively.

Maintenance, materials and repairs. Maintenance, materials and repairs totaled $122.9 million in 2016, a 10.5% increase over maintenance, materials and repairs of $111.2 million in 2015. This increase was primarily a result of aircraft lease returns, and increased provisions for future lease returns.

Depreciation, amortization and impairment. Depreciation totaled $159.3 million in 2016, an 18.1% increase over $134.9 million in 2015, mainly as a result of adjusting the fleet’s useful life assumption from 30 to 27 years, the full-year effect of additional aircraft and maintenance events from 2015 and one additional delivery in 2015.

Flight operations. Flight operations amounted to $127.8 million in 2016, a 2.4% decrease compared to $130.9 million in 2015, mainly as a result of less overflights expenses and exchange rate devaluation on non-USD denominated costs mainly in Mexico and Venezuela.

Landing fees and other rentals. Landing fees and other rentals amounted to $55.5 million in 2016, a 2.1% decrease compared to $56.7 million in 2015. This decrease was driven mainly by fewer parts exchanges in 2016.

Aircraft rentals. Aircraft rental expense amounted to $120.8 million in 2016, a 1.1% decrease from $122.2 million reported in 2015. This decrease is attributable to two leased aircraft returns in 2016. At December 31, 2016 we had leased a total of 31 operational aircraft, comprising both Boeing 737 Next Generation aircraft and Embraer 190 aircraft, as compared to 33 aircraft at December 31, 2015.

Other. Other expenses totaled $94.6 million in 2016, a 6.2% decrease from $100.9 million in 2015. This decrease was mainly driven by lower marketing and advertising expenses related to the ConnectMiles launch campaign than in the previous year and less discretionary spending mostly related to technology and administrative expenses.

Net non-operating income (expense)

Net non-operating income totaled $96.2 million in 2016, an increase from a net non-operating expense of $458.3 million in 2015, primarily because we recognized a Venezuelan currency translation and transactional loss of $432.5 million in 2015.

Finance cost. Finance cost totaled $37.0 million in 2016, an 11.7% increase over finance cost of $33.2 million in 2015, primarily resulting from a higher average interest rate during the period, offset by lower total debt. The average effective interest rate on our debt increased by 0.1 basis points, from 2.6% during 2015 to 2.7% during 2016. At the end of 2016, 59.3% of our outstanding debt was fixed at an average effective rate of 3.3%.

Finance income. Finance income totaled $13.0 million in 2016, a 49.9% decrease over finance income of $25.9 million in 2015, mainly due to less interest income generated as a result of less funds invested in Venezuela.

Other, net. Other, net income totaled $120.2 million in 2016, compared to a net expense $451.1 million in 2015. This change was primarily because we recognized a Venezuelan currency translation gain of $21.5 million compared to a loss of $432.5 million in 2015. In addition, we recognized a mark-to-market gain of $111.6 million on our jet fuel derivative contracts in 2016, compared to a mark-to-market loss of $11.6 million in 2015.

Year 2015 Compared to Year 2014

Our consolidated net loss in 2015 totaled $225.0 million, a 162.2% decrease from net profit of $361.7 million in 2014. This decrease was primarily because we recognized a Venezuelan currency translation and transactional loss of $432.5 million, and due to operating revenue decreasing by 16.8%. In addition, we had consolidated operating profit of $266.1 million in 2015, a 48.9% decrease over operating profit of $521.1 million in 2014. Our consolidated operating margin in 2015 was 11.8%, decrease of 7.4 percentage points versus 2014.

Operating revenue

Our consolidated revenue totaled $2.3 billion in 2015, a 16.8% decrease over operating revenue of $2.7 billion in 2014, due to decreases in both passenger and cargo revenue. This decrease was mainly driven by a 19.3% decrease in yield in 2015 compared to 2014.

Passenger revenue. Passenger revenue totaled $2.2 billion in 2015, a 17.3% decrease over passenger revenue of $2.6 billion in 2014. This decrease was mainly driven by a 1.4 percentage point’s decrease in load factor, combined with a 19.3% drop in passenger yield compared to 2014. Passenger yield decreased to 13.28 cents in 2015 mainly due to Brazil, Colombia and Venezuela markets.

Cargo, mail and other. Cargo, mail and other revenue totaled $83.3 million in 2015, a 2.2% decrease from cargo, mail and other revenue of $85.2 million in 2014. This decrease was primarily the result of lower mail and other revenue.

Operating expenses

Our consolidated operating expenses totaled $2.0 billion in 2015, a 9.2% decrease over operating expenses of $2.2 billion in 2014 that was primarily the result of result of lower fuel cost, offset by an increase in depreciation and other expenses related to the launch of ConnectMiles.

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

Salaries and benefits. Salaries and benefits totaled $289.5 million in 2015, a 3.2% decrease over salaries and benefits of $299.2 million in 2014. This was primarily a result of decreases in variable compensation and positive effects on foreign exchange rates partly offset by full-year effects of inflation adjustments and a 0.4% increase in headcount to support additional capacity.

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

Reservations and sales. Reservations and sales totaled $88.1 million in 2015, a 6.1% decrease compared to $93.8 million in 2014. This decrease was primarily because of lower sales taxes due to fewer sales, especially in Venezuela. Reservations and sales represented 3.9% and 3.5% of our operating revenue in 2015 and 2014, respectively.

Maintenance, materials and repairs. Maintenance, materials and repairs totaled $111.2 million in 2015, a 9.6% increase over maintenance, materials and repairs of $101.4 million in 2014. This increase was primarily a result of aircraft leases returned during the third quarter and increases to provisions for future lease returns.

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

Aircraft rentals. Aircraft rental expense amounted to $122.2 million in 2015, a 9.0% increase from $112.1 million reported in 2014. This increase is attributable to the addition of three leased Boeing 737NG aircraft in 2015 and the full-year effect of four leased aircraft in 2014, offset by five leased aircraft returned. At December 31, 2015 we had leased a total of 33 operational aircraft, comprised of both Boeing 737NG aircraft and Embraer 190 aircraft, as compared to 35 aircraft at December 31, 2014.

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

Finance cost. Finance cost totaled $33.2 million in 2015, a 12.3% increase over finance cost of $29.5 million in 2014, primarily resulting from lower total debt, partially offset by a higher average interest rate during the period. The average effective interest rate on our debt increased by 0.04 basis points, from 2.59% during 2014 to 2.63% during 2015. At the end of 2015, 60.2% of our outstanding debt was fixed at an average effective rate of 3.35%.

Finance income. Finance income totaled $25.9 million in 2015, a 43.6% increase over finance income of $18.1 million in 2014. This increase was mainly a result of a higher average investment balance during the period.

Other, net. Other, net expense totaled $451.1 million in 2015, compared to a $111.3 million other, net expense in 2014. This change was primarily because we recognized a Venezuelan currency translation and transactional loss of $432.5 million, using the “Sistema Complementario Flotante” rate of 198.69 bolivars per U.S. dollar, mostly related to sales in 2013, and a million mark-to-market loss of $11.6 million on our jet fuel derivative contracts in 2015, compared to a currency devaluation loss of $6.6 million in 2014 and a mark-to-market loss of $117.9 million in 2014. In addition, we recognized a $6.9 million loss related to the devaluation of the Argentinean Peso.

B. Liquidity and Capital Resources

Our cash, cash equivalents, and short-term investments at December 31, 2016 increased by $129.7 million, to $814.7 million. As part of our financing policy, we expect to continue to finance our liquidity needs with cash from operations. We forecast our cash requirements weekly. As of March 31, 2017 and the date hereof, our current unrestricted cash exceeds our forecasted cash requirements to carry out operations, including payment of debt service for fiscal year 2017.

We are continuing to work with the Venezuelan authorities regarding the timing and the exchange rate applicable to our local monetary assets that are pending repatriation. In March 2016 the Venezuelan government approved a repatriation request of approximately $18.6 million at the exchange rate of 13.5 bolivars per dollar. This event represents a partial recovery of the foreign translation loss recognized in 2015.

Our cash, cash equivalent and short-term investment position represented 36.7% of our revenues for the year ended December 31, 2016; 21.2% of our total assets and 44.2% of our total equity as of December 31, 2016, which we believe provides us with a strong liquidity position.

In recent years, we have been able to meet our working capital requirements through cash from our operations. Our capital expenditures, which consist primarily of aircraft purchases, are funded through a combination of our cash from operations and long-term financing. From time to time, we finance pre-delivery payments related to our aircraft with short or medium-term financing in the form of commercial bank loans and/or bonds privately placed with commercial banks. Our accounts receivable at December 31, 2016 increased by $10.3 million compared to December 31, 2015, primarily due to an increase of $44.1 million in air traffic liability due to higher sales. In our opinion, the Company’s working capital is sufficient for the Company’s present requirements.

At December 31, 2016 Copa Holdings and its subsidiaries had lines of credit in the aggregate amount of $145.0 million. This amount includes a $100.0 million uncommitted credit line with Bladex available to Copa Holdings and its subsidiaries. In addition, Copa Airlines has lines of credit totaling $45.0 million, which include committed lines of credit with Banco General totaling $20.0 million, and uncommitted lines of credit with Citibank of $10.0 million, and Banco Nacional de Panama of $15.0 million. These lines of credit have been put in place to bridge liquidity gaps and for other potential contingencies.

Operating Activities

We rely primarily on cash flows from operations to provide working capital for current and future operations. Net cash flows provided by operating activities for the year ended December 31, 2016 were $594.6 million, an increase of $277.7 million over the $316.9 million in 2015. Our principal source of cash is receipts from ticket sales to customers, which for the year ended December 31, 2016 increased by $71.8 million over receipts in the year 2015. In addition, our cash outflows decreased overall in 2016 due to a decrease in cash payments for operational expenses of $67.5 million mainly related to fuel purchases, a decrease in passenger expenses of $3.4 million, and an increase in administrative expenses of $3.5 million mainly relating to salaries and benefits.

Net cash flows provided by operating activities for the year ended December 31, 2015 were $316.9 million, decreasing by $68.0 million, compared to $384.9 million in 2014. Our principal source of cash is receipts from ticket sales to customers, which for the year ended December 31, 2015 decreased by $340.5 million over receipts in the year 2014, primarily driven by capacity cuts and lower yields in Brazil, Colombia and Venezuela, which we net against our cash outflows, which decreased overall in 2015 due to a decrease in cash payments for operational expenses of $198.2 million mainly related to fuel purchases, a decrease in passenger expenses of $7.4 million, and an increase in administrative expenses of $13.4 million mainly relating to salaries and benefits.

Investing Activities

Net cash flow used in investing activities was $179.9 million in 2016 compared to a net cash flow from investing activities of $32.4 million in 2015 and net cash flow from investing activities of $21.1 million in 2014. During 2016, we made capital expenditures of $106.7 million, which consisted of expenditures related to the net of acquisition of property and equipment and advance payments on aircraft purchase contracts, compared to $3.7 million in 2015 and $99.3 million in 2014. In 2016, the Company used $67.1 million in acquiring investments compared to $52.1 million from net proceeds of investments in 2015 and $140.6 million from net proceeds on investments in 2014.

Financing Activities

Net cash flow used in financing activities were $248.6 million in 2016 compared to net cash flows used in financing activities of $357.5 million in 2015 and $316.4 million in 2014. During 2016, $164.4 million of proceeds from financing were offset by the repayment of $327.0 million in debt and $86.1 million in dividends declared. During 2015, $130.0 million of proceeds from financing were offset by the repayment of $221.9 million in long-term debt, $147.6 million in dividends declared and paid and $118.0 million in repurchases of treasury shares. During 2014, $20.0 million of proceeds from financing were offset by the repayment of $147.2 million in long-term debt and $170.8 million in dividends declared and paid.

We have financed the acquisition of 40 Boeing 737-Next Generation aircraft through syndicated loans provided by international financial institutions with the support of partial guarantees issued by the Export-Import Bank of the United States, or “Ex-Im,” with repayment profiles of 12 years. The Ex-Im guarantees support 80% of the net purchase price and are secured with a first priority mortgage on the aircraft in favor of a security trustee on behalf of Ex-Im. The documentation for each loan follows standard market forms for this type of financing, including standard events of default. Our Ex-Im supported financings amortize on a quarterly basis, are denominated in dollars and originally bear interest at a floating rate linked to LIBOR. Our Ex-Im guarantee facilities typically offer an option to fix the applicable interest rate. We have exercised this option with respect to $286.1 million as of December 31, 2016 at an average weighted interest rate of 3.36%. $160.4 million bears interest at a floating weighted average interest rate of 1.20% representing spreads over a 0.20% LIBOR. At December 31, 2016, the total amount outstanding under our Ex-Im-supported financings totaled $446.5 million.

We have effectively extended the maturity of certain of our Boeing aircraft financing to 15 years through the use of a Stretched Overall Amortization and Repayment, or “SOAR,” structure which provides serial draw-downs calculated to result in a 100% loan accreting to a recourse balloon at the maturity of the Ex-Im guaranteed loan. The SOAR portions of our facilities require us to maintain certain financial covenants, including an EBITDAR to fixed-charge ratio, a long-term obligation to EBITDAR ratio and a minimum unrestricted cash balance. To comply with the first ratio, our EBITDA plus aircraft rent expense, or EBITDAR, for the prior year must be at least 2.0 times our fixed-charge expenses (including interest, commission, fees, discounts and other finance payments) for that year. To comply with the second ratio, our long-term obligations must be no more than six times EBITDAR. Third, our cash, cash equivalents and short-term investment balance should be at least $50.0 million. We also pay a commitment fee on the unutilized portion of our SOAR loans.

In February 2011, participants from the member states of the Organization for Economic Co-operation and Development, or “OECD,” including the Export-Import Bank of the United States, agreed to a new common approach with respect to aircraft purchase financing, or the “2011 Aircraft Sector Understanding.” The 2011 Aircraft Sector Understanding unifies the terms, conditions and procedures governing large and regional aircraft exports and in particular attempts to reduce the subsidies from which we benefit by setting forth increased minimum guarantee premium rates, lower loan-to-value ratios and more restrictive repayment terms, all based on the borrowers’ credit risk classification. These developments are likely to increase our financing costs and may negatively affect our results of operation. Nevertheless, in recent years the Company has diversified its financing sources and obtained access to very competitive financing terms. In fact, as of 2013 our aircraft deliveries have been financed through a mix of sale-leasebacks and Japanese Operating Leases with Call Options or “JOLCO.”

JOLCO is a Japanese-sourced lease transaction that provides for 100% financing, and is typically used to finance new aircraft and has a minimum lease term of 10 years. In a JOLCO, the aircraft is purchased by a Japanese equity investor. The Japanese equity investor funds approximately 20-30% of the acquisition cost of the aircraft and becomes the owner of the aircraft via a Special Purpose Entity. An international bank with on-shore lending capabilities provides the balance of the aircraft purchase price (approximately 70-80%) via a senior secured mortgage loan. JOLCOs have a call option, which lessees often expect the lessor to exercise. Under IFRS, these transactions are accounted for as financial leases. In 2015 and 2016 we financed ten Boeing 737-800 aircraft through JOLCO.

Our Embraer aircraft have all been financed via commercial loans. During 2008, we secured a senior term loan facility in the amount of $100.0 million for the purchase of four Embraer 190 aircraft. The loans have a term of twelve years. During 2008, we utilized all of this facility. Under the 2008 loan agreement we are required to comply with certain financial covenants. The first covenant requires our EBITDAR for the prior year to be at least 2.5 times our fixed-charge expenses (including interest, commission, fees, discounts and other finance payments) for that year. The second covenant requires a total liability plus operating leases minus operating cash to tangible net worth ratio of less than 5.5 to 1. The third covenant requires our tangible net worth to be at least $160.0 million. The last covenant requires us to maintain a minimum of $75.0 million in available cash, cash equivalents and short-term investments.

We met all covenants in 2016. We received technical waivers in early 2016 from each of the lenders under the senior term loan facility relating to our EBITDAR to fixed charges covenant. These waivers permit us to disregard the Venezuela foreign currency translation loss in calculating the EBITDAR to fixed charges ratio for 2015 and 2016. After giving effect to these waivers, we complied with all required covenants as of December 31, 2015.

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

As of December 31, 2016 the Company has two purchase contracts with Boeing: the first contract entails four firm orders of Boeing 737 Next Generation aircraft, which will be delivered between 2017 and 2018, and the second contract entails 71 firm orders of Boeing 737 MAX 8 and 9 aircraft, which will be delivered between 2018 and 2025. The firm orders have an approximate value of $9.5 billion based on aircraft list prices, including estimated amounts for contractual price escalation and pre-delivery deposits. We meet our pre-delivery deposit requirements for our Boeing 737 aircraft by using cash from operations, or by using short or medium-term borrowing facilities and/or vendor financing for deposits required between three years and six months prior to delivery.

We maintain available facilities for letters of credit with several banks with outstanding balances of $26.6 million and $29.0 million at December 31, 2016 and 2015, respectively. These letters of credit are pledged mainly for operating lessors, maintenance providers and airport operators.

At December 31, 2016 Copa Holdings and its subsidiaries have lines of credit in the aggregate amount of $145.0 million. This amount includes a $100.0 million uncommitted credit line with Bladex available to Copa Holdings and its subsidiaries. In addition, Copa Airlines has lines of credit totaling $45.0 million, which include committed lines of credit with Banco General totaling $20.0 million, and uncommitted lines of credit with Citibank of $10.0 million, and Banco Nacional de Panama of $15.0 million. These lines of credit have been put in place to bridge liquidity gaps and for other potential contingencies.

C. Research and Development, Patents and Licenses, etc.

We believe that the Copa brand has strong value and indicates superior service and value in the Latin American travel industry. We have registered the trademarks “Copa” and “Copa Airlines” with the trademark offices in Panama, the United States, and the majority of the countries in which we operate. We license certain brands, logos and trade uniforms under the trademark license agreement with UAL related to our alliance. We will have the right to continue to use our current logos on our aircraft for up to five years after the end of the alliance agreement term. “Copa Colombia” and “Copa Airlines Colombia” are registered names and trademarks in Colombia, Panama, Ecuador, Venezuela, Mexico, Dominican Republic, and Guatemala.

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

D. Trend Information

During the latter half of 2016, we were able to deliver higher load factors and year-over-year yield improvement, resulting in a significant unit revenue expansion, mainly due to stable and improving macro-economic factors in the region. We are optimistic this trend will continue into 2017.

We seek to expand our operations by adding frequencies and new routes with the addition of the new Boeing 737-800 aircraft we added to our fleet in 2016. For the remainder of 2017, we expect to continue to concentrate on keeping our operating costs low and pursuing ways to make our operations more efficient.

We intend to continue developing initiatives to improve our operations, including a continued focus on on-time performance and our completion factor. Additionally, we continue to seek further integration of Copa Airlines’ and Copa Colombia’s network through code-sharing and fleet interchange agreements.

Our maintenance expenses are dependent on a large number of factors, some of which can be estimated, such as aircraft usage, aircraft destination and overhaul events, while many others result from unforeseen events. In 2016, our maintenance expenses increased by 10.5%, primarily as a result of aircraft leases returned during the last quarter. In 2017, we estimate that our maintenance expenses will decrease by 5.5%, mainly driven by one less lease return in 2017. We expect jet fuel prices will continue to be volatile in 2017 and expect to continue evaluating fuel hedging programs to help protect us against short-term movements in crude oil prices. We expect our operating capacity to increase approximately 6.0% in 2017.

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

F. Tabular Disclosure of Contractual Obligations

Our non-cancelable contractual obligations at December 31, 2016 included the following:

At December 31, 2016
	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years

	(in thousands of dollars)
Aircraft and engine purchase commitments	9,549,331	—	970,199	2,112,732	6,466,400
Aircraft operating leases	512,642	118,656	210,660	131,495	51,831
Other operating leases	112,600	15,172	46,541	31,981	18,906
Short-term debt and long-term debt(1)	1,334,816	252,680	377,564	238,468	466,104

Total	11,509,389	386,508	1,604,964	2,514,676	7,003,241

(1)	Includes actual interest and estimated interest for floating-rate debt based on December 31, 2016 rates.

Most contract leases include renewal options. Non-aircraft related leases have renewable terms of one year, and their respective amounts included in the table above have been estimated through 2018, but we cannot estimate amounts with respect to those leases for later years. Our leases do not include residual value guarantees.

Item 6. Directors, senior management and employees

A. Directors and Senior Management

Currently, our Board of Directors is comprised of up to twelve members. The number of directors elected each year varies. Messrs. Pedro Heilbron, Ricardo A. Arias, Alvaro Heilbron, Carlos A. Motta, John Gebo, Roberto Artavia and Andrew Levy were each re-elected for two-year terms at our annual shareholders’ meeting held in 2016, while Mr. Josh Connor was re-elected as a director for a one-year term at the same meeting. Messrs. Stanley Motta, Jose Castañeda Velez and Jaime Arias were re-elected as directors for two-year terms at our annual shareholders’ meeting held in 2015.

The following table sets forth the name, age and position of each member of our Board of Directors as of March 31, 2017. A brief biographical description of each member of our Board of Directors follows the table:

Name	Position	Age
Pedro Heilbron	Chief Executive Officer and Director	59
Stanley Motta	Chairman and Director	71
Alvaro Heilbron	Director	51
Jaime Arias	Director	82
Ricardo Alberto Arias	Director	77
Carlos A. Motta	Director	44
John Gebo	Director	45
Jose Castañeda Velez	Director	72
Roberto Artavia Loria	Director	58
Andrew Levy	Director	47
Josh Connor	Director	43

Mr. Pedro Heilbron. See “—Executive Officers.”

Mr. Stanley Motta has been one of the directors of Copa Airlines since 1986 and a director of Copa Holdings since it was established in 1998. Since 1990, he has served as the President of Motta Internacional, S.A. an international importer and distributor of consumer goods. Mr. Motta is father of Mr. Carlos A. Motta. He serves on the boards of directors of Motta Internacional, S.A., BG Financial Group, S.A., ASSA Compañía de Seguros, S.A., Televisora Nacional, S.A., Inversiones Bahía, Ltd. and GBM Corporation. Mr. Motta is a graduate of Tulane University.

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

Mr. Jaime Arias has been one of the directors of Copa Airlines since 1983 and a director of Copa Holdings since it was established in 1998. He is a founding partner of Galindo, Arias & Lopez. Mr. Arias holds a BA from Yale University, a JD from Tulane University and completed legal studies at the University of Paris, Sorbonne. He serves on the boards of directors of Televisora Nacional, S.A., ASSA Compañía de Seguros, S.A., Empresa General de Inversiones, S.A., Petroleos Delta, S.A., BAC International Bank, Inc., Direct Vision, S.A. and Promed, S.A.

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

Mr. Carlos A. Motta was elected as a director of Copa Holdings in 2014. He has held several positions within Motta Internacional, S.A. and is currently a director and part of the executive committee. He is the son of Mr. Stanley Motta. Mr. Motta serves on the board of Inversiones Bahia, Copa Holdings, Motco Inc., Latamel SLU, Cable Onda, Fundación Alberto C. Motta, and IFF Panama (Panama Film Festival) among others. He is on the international advisory board of the IAE Business School, Universidad Austral in Buenos Aires, Argentina, and is a member of Young Presidents Organization (YPO) and Entrepreneurs Organization (EO). Mr. Motta received a bachelor’s degree in marketing from Boston College and an MBA from Thunderbird (The American Graduate School of International Management) in 2000.

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

Mr. Roberto Artavia Loria is one of the independent directors of Copa Holdings. He is Chairman of Viva Trust and Viva Services, President of the Fundacion Latinoamérica Posible in Panama and Costa Rica, Board Member and visiting professor of INCAE Business School, and Director of MarViva Foundation in Panama. Mr. Artavia Loria is also an advisor to the governments of five countries in Latin America, and a strategic advisor to Purdy Motor, S.A., the Panama Canal Authority, Coyol Free Zone and Business Park, Grupo Nación and FUNDESA, among other organizations in the region. Mr. Artavia Loria also serves on the board of directors of the World Resources Institute and the Foundation for Management Education in Central America, both in Washington, Compañía Cervecera de Nicaragua, OBS Americas in Costa Rica, and the IDC of Guatemala.

Mr. Andrew Levy currently serves as CFO at UAL. Previously, he was President, Chief Operating Officer and a member of the Board of Directors of Allegiant Travel Company. He joined Allegiant in early 2001, and during his tenure, his executive responsibilities included strategy, planning, finance, commercial, people and operations. Mr. Levy became President in 2009, served as Chief Financial Officer from 2007 to 2010, and was its Treasurer from 2001 through 2010. Mr. Levy started his airline career in 1994 at ValuJet Airlines, Inc. and then joined Savoy Capital, an investment, banking and advisory firm specializing in the airline industry in 1996. He holds a Juris Doctor degree from Emory University School of Law and a BA degree in Economics from Washington University in St. Louis.

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

The following table sets forth the name, age and position of each of our executive officers as of March 31, 2017. A brief biographical description of each of our executive officers follows the table.

Name	Position	Age

Pedro Heilbron	Chief Executive Officer	59

Jose Montero	Chief Financial Officer	47

Daniel Gunn	Senior Vice-President of Operations	49

Dennis Cary	Senior Vice-President of Commercial and Planning	52

Vidalia De Casado	Vice-President of Human Resources	60

Julio Toro	Vice-President of Technology	42

Ahmad Zamany	Vice-President of Technical Operations	59

Rulon J. Starley	Vice-President of Flight Operations	68

Michael New	Vice-President of Safety	58

Timothy Manoles	Vice-President of Frequent Flyer Program	56

Edwin Garcia	Vice-President of Airport Services	45

Christophe Didier	Vice-President of Sales	52

Christopher Amenechi	Vice-President of Revenue Management and Pricing	50

Eduardo Lombana	Chief Executive Officer of Copa Colombia	55

Mr. Pedro Heilbron has been our Chief Executive Officer since 1988. He received an MBA from George Washington University and a BA from College of the Holy Cross. Mr. Heilbron is the brother of Mr. Alvaro Heilbron, a member of our Board of Directors.

Mr. Jose Montero has been our Chief Financial Officer since March 2013. He started his career with Copa Airlines in 1993 and has held various technical, supervisory, and management positions including Manager of Flight Operations, Director of System Operations Control Center (SOCC), and, between 2004 and 2013, Director of Strategic Planning. He has a BS in Aeronautical Studies from Embry Riddle University and an MBA from Cornell University.

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

Mr. Dennis Cary has been our Senior Vice-President of Commercial and Planning, since April 2015. Prior to joining Copa Airlines, Mr. Cary held Senior Vice-President positions in various industries, including aviation. Mr. Cary served as Senior Vice-President, Chief Marketing and Customer Officer at United Airlines, and several other top management positions in United Airlines and American Airlines. Mr. Cary graduated from California State University, Northridge with a bachelor’s degree in Computer Sciences and holds an MBA from Duke University.

Ms. Vidalia de Casado has been our Vice-President of Human Resources since January 2016. Prior to this, she was our Vice-President of On-Board Services. She joined Copa in 1989, serving as Passenger Services Manager from 1989 to 1995 and Vice-President of Passenger Services from 1995 to 2010. Prior to joining Copa, she spent seven years as Human Resource and Service Director with Air Panama Internacional, S.A. Ms. de Casado received a BS in Business from Universidad Latina and an MBA from the University of Louisville.

Mr. Julio Toro has been our Vice-President of Technology since October 2015. He joined Copa in May 2011 as Director of the Project Management Office. Before joining Copa, he served as Operations Manager and Vice-President of Information Systems for Cable & Wireless Panama. He received a BS in Electrical Engineering from Texas A&M University, a Master in Renewable Energy from Universidad Tecnológica, and an MBA jointly issued by New York University Stern School of Business, London School of Economics and Political Science, and HEC Paris School of Management.

Mr. Ahmad Zamany joined Copa Airlines in August of 2010 as Vice-President of Technical Operations, ultimately responsible for the maintenance, engineering and technical purchasing of the Company. Mr. Zamany started his aviation career with Pan Am and has held several key roles with other carriers. He was previously with Atlas Air & Polar Air Cargo as Vice President of Technical Operations, and Gemini Air Cargo as Senior Vice President and Chief Operating Officer. Mr. Zamany graduated from Parks College of Saint Louis University with a bachelor’s degree in Aeronautics concentrated in Aircraft Maintenance Engineering in 1985.

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

Mr. Michael New has been our Vice-President of Corporate Safety since March 2014. Prior to joining Copa, he served in leadership positions at several companies, developing programs to actively manage operational risk. Some of his previous roles include: Senior Vice President for Corporate Safety, Security, and Compliance at Korean Air; Managing Director at United Airlines; and Director of Aviation Safety and Captain at Delta Airlines. He received a PhD degree in Human Factors Engineering from the Georgia Institute of Technology in 1998 and has a BA from the University of West Florida. As an operational leader, he has successfully instituted risk management programs in several countries and developed innovative analysis techniques to support data-driven decision-making.

Mr. Timothy Manoles has been our Loyalty Vice-President since October 2016. Prior to joining Copa, he was a senior Partner, Vice President for The Lacek Group, a specialty loyalty marketing agency of Ogilvy and Mather. He has over 30 years of experience in loyalty marketing having led engagements and helped devise, negotiate and manage strategic alliances with a variety of recognized category leaders, including Northwest Airlines, Delta Airlines, US Bank, Polo Ralph Lauren, American Express Travel, Disney, Cox Communications, Swissôtel, American Family Insurance, Foundation Health Systems, American Family Insurance, and Ford Motor Company. He holds a degree in economics from Westmont College, California, and in management information systems from the University of Minnesota.

Mr. Edwin Garcia joined Copa Airlines in April 2013 and has been our Vice-President of Airports since November 2014. Edwin is a seasoned executive with more than 18 years of experience in airport and airline operations. Prior to joining Copa Airlines he held several leading positions in United Airlines based in Chicago, Denver and Los Angeles. He also served honorably and was educated in the United States Marine Corps.

Mr. Christophe Didier has been our Vice-President of Sales since September 2016. Prior to joining Copa Airlines, Mr. Didier held several sales and marketing positions in the airline industry since 1990, including Air France, Delta Air Lines and Etihad Airways, based in Europe and the Americas. He served as Delta’s Vice-President for Latin America and the Caribbean during Delta’s significant expansion in the region, merger with Northwest Airlines and Transatlantic joint venture implementation with Air France / KLM. Mr. Didier, a French and Brazilian National, holds a Master in Management from ESCP Europe business school based in Paris and speaks English, Spanish, Portuguese and French.

Mr. Christopher Amenechi has been our Vice-President of Pricing and Revenue Management since May 2016. Prior to joining Copa, Mr. Amenechi was Vice-President of Revenue Management and Porter Escapes at Porter Airlines in Toronto, Canada. He also served as Vice President of E-Commerce and Merchandising at United Airlines where he held several top management positions over a 20 year career. Mr. Amenechi graduated from Embry Riddle Aeronautical University, Daytona Beach with a bachelor’s degree in Aeronautical Engineering and a Masters in Aviation Management.

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

B. Compensation

In 2016, we paid an aggregate of approximately $3.8 million in cash compensation to our executive officers. Although in 2006 we set aside $3.0 million for payment to senior management related to covenants not to compete with us in the future, we have not set aside any other funds for future payments to executive officers.

At the Compensation Committee meeting held in February 2011, the Chairman announced that members of our Board of Directors that are not officers of either Copa or UAL would receive an increase of $15,000 per year to $40,000 per year plus expenses incurred to attend our Board of Directors meetings. In addition, members of committees of the Board of Directors receive additional compensation per committee meeting. All of the members of our Board of Directors and their spouses receive benefits to travel on Copa flights as well.

Incentive Compensation Program

In 2005, the Compensation Committee of our Board of Directors eliminated the then-existing Long Term Retention Plan and approved a one-time non-vested stock bonus award program for certain executive officers or the “Stock Incentive Plan.” Non-vested stock delivered under the Stock Incentive Plan may be sourced from treasury stock or authorized un-issued shares. In accordance with this program, the Compensation Committee of our Board of Directors had granted restricted stock awards to our senior management and to certain named executive officers and key employees. Normally, these shares vest over three to five years in yearly installments equal to one-third of the awarded stock on each anniversary of the grant date or in yearly installments equal to 15% of the awarded stock on each of the first three anniversaries of the grant date, 25% on the fourth anniversary and 30% on the fifth anniversary.

The following table shows shares granted.

	2016	2015	2014
Shares	291,872	36,291	26,309
Fair value at grant date	$59.94 to $63.3	$81.40 to $115.10	$139.93
Contractual life	3 to 5 years	3 to 5 years	3 years

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

The weighted-average fair value of the stock options at the grant date was $22.3, and was estimated using the Black-Scholes option-pricing model assuming an expected dividend yield of 0.58%, expected volatility of approximately 37.8% based on historical volatility, weighted average risk-free interest rate of 4.6%, and an expected term of 6 years calculated under the simplified method.

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

The total compensation cost recognized for non-vested stock and option awards was $7.5 million, $4.0 million, $4.7 million, $6.0 million, and $7.0 million in 2016, 2015, 2014, 2013, and 2012, respectively, and was recorded as a component of “Salaries and benefits” within Operating Expense.

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

Currently, our Board of Directors is comprised of up to twelve members. The number of directors elected each year varies. Messrs. Pedro Heilbron, Ricardo A. Arias, Alvaro Heilbron, Carlos A. Motta, John Gebo, Roberto Artavia and Andrew Levy were each re-elected for two-year terms at our annual shareholders’ meeting held in 2016, while Mr. Josh Connor was re-elected as a director for a one-year term at the same meeting. Messrs. Stanley Motta, Jose Castañeda Velez, and Jaime Arias were re-elected as directors for two-year terms at our annual shareholders’ meeting held in 2015.

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

Committees of the Board of Directors

Audit Committee. The primary function of the Audit Committee is to assist the Board of Directors in fulfilling its oversight responsibilities by reviewing:

•	the integrity of financial reports and other financial information made available to the public or any regulator or governmental body;

•	the effectiveness of our internal financial control and risk management systems;

•	the effectiveness of our internal audit function, and the independent audit process including the appointment, retention, compensation, and supervision of the independent auditor; and

•	the compliance with laws and regulations, as well as the policies and ethical codes established by management and the Board of Directors.

The Audit Committee is also responsible for implementing procedures for receiving, retaining and addressing complaints regarding accounting, internal control and auditing matters, including the submission of confidential, anonymous complaints from employees regarding questionable accounting or auditing matters.

Messrs. Jose Castañeda, Roberto Artavia and Josh Connor, all independent non-executive directors under the applicable rules of the New York Stock Exchange, are the current members of the committee, which is chaired by Mr. Roberto Artavia. All members are financially literate and have been determined to be financial experts by the Board of Directors.

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

Independent Directors Committee. Our Independent Directors Committee is created by our Articles of Incorporation and consists of any directors that the Board of Directors determines from time to time meet the independence requirements of the NYSE rules applicable to audit committee members of foreign private issuers. Our Articles of Incorporation provide that there will be three independent directors at all times, subject to certain exceptions. Under our Articles of Incorporation, the Independent Directors Committee must approve:

•	any transactions in excess of $5 million between us and our controlling shareholders;

•	the designation of certain primary share issuances that will not be included in the calculation of the percentage ownership pertaining to the Class B shares for purposes of determining whether the Class A shares should be converted to voting shares under our Articles of Incorporation; and

•	the issuance of additional Class B shares or Class C shares to ensure Copa Airlines’ compliance with aviation laws and regulations.

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

Messrs. Josh Connor, Roberto Artavia and Jose Castañeda, all independent non-executive directors under the applicable rules of the New York Stock Exchange, are the current members of the committee.

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

Approximately 74.0% of the Company’s employees are located in Panama, while the remaining 26.0% are distributed among our foreign stations. Copa’s employees can be categorized as follows:

	December 31,
	2016	2015	2014
Pilots	1,183	1,275	1,287
Flight attendants	2,043	1,965	1,955
Mechanics	477	529	575
Customer service agents, reservation agents, ramp and others	2,954	3,427	3,483
Management and clerical	2,076	2,106	1,967

Total employees	8,733	9,302	9,267

Our profit-sharing program reflects our belief that our employees will remain dedicated to our success if they have a stake in that success. We identify key performance drivers within each employee’s control as part of our annual objectives plan, or “Path to Success.” Typically, we pay bonuses in the first quarter of the year based on our performance during the preceding calendar year. For members of management, 75% of the bonus amount is based on our performance as a whole and 25% is based on the achievement of individual goals. Bonuses for non-management employees are based on the Company’s performance and payment is typically a multiple of the employee’s weekly salary. The bonus payments are approved by our compensation committee. We typically make accruals each month for the expected annual bonuses, which are reconciled to actual payments at their dispersal within the first half of the following year.

We provide training for all of our employees, including technical training for our pilots, dispatchers, flight attendants and other technical staff. In addition, we provide recurrent customer service training to frontline staff, as well as leadership training for managers. We currently have four flight simulators at our training facility in Panama’s City of Knowledge. In 2005, we leased a Level B flight simulator for Boeing 737-Next Generation training that served 80% of our initial training, transition and upgrade training, and 100% of our recurrent training needs relating to that aircraft. During 2007, we upgraded this simulator to provide 100% of our initial training. In 2008, we leased a similar flight simulator for Embraer 190 training that serves for all of our initial and recurrent training needs. In 2010, Copa bought a second 737-Next Generation Full Flight Simulator, or “FFS”, Level D. The Level D qualification is the highest certification provided by the Federal Aviation Administration (FAA) to any Flight Training Device. Another important acquisition in 2011 was the second B737 Virtual Procedure Trainer (VPT), which complements the new FFS training. In October 2012, the lease on our first B737 Next Generation simulator expired and we bought a new FFTX technology training device accompanied by a new Virtual Procedure Trainer (VPT). In 2014, Copa bought a new Boeing 737-800 Full Flight Simulator (FFS-X) compliant with regulatory Qualification Level D, and two new B737-800 Cockpit Procedure Trainers (CPTs) compliant with regulatory Qualification FTD Level 4 to provide 100% of our initial, recurrent, transition and upgrade training needs. We plan to buy a new Boeing 737 MAX Full Flight Simulator compliant with regulatory qualification Level D to provide 100% of our training needs.

Approximately 62.4% of the Company’s 8,733 employees are unionized. Our employees currently belong to nine union organizations; five covering employees in Panama and four covering employees in Colombia, in addition to union organizations in other countries to which we fly. Copa Airlines has traditionally had good relations with its employees and all the unions, and expects to continue to enjoy good relations with its employees and the unions in the future.

The five unions covering employees in Panama include: the pilots’ union (UNPAC); the flight attendants’ union (SIPANAB); the mechanics’ union (SITECMAP); the passenger service agents’ union (UGETRACO), and an industry union (SIELAS), which represents ground personnel, messengers, drivers, passenger service agents, counter agents and other non-executive administrative staff. Copa entered into collective bargaining agreements with the pilot union in August 2012, the industry union in December 2013, the mechanics’ union in February 2014 and the flight attendants’ union in September 2014. We expect to re-negotiate the collective bargaining agreement with the pilot’s union during the first half of 2017. Collective bargaining agreements in Panama are typically between three and four-year terms. In addition to unions in Panama and Colombia, the Company’s employees in Brazil are covered by industry union agreements that cover all airline industry employees in the country, employees in Uruguay are covered by an industry union, airport employees in Buenos Aires, Argentina are affiliated with an industry union (UPADEP) and airport employees in Puerto Rico are affiliated with an industry union (IAM), and most employees in Chile are covered by a company union.

E. Share Ownership

The members of our Board of Directors and our executive officers as a group own less than one percent of our Class A shares. See “Item 7A. Major Shareholders.”

For a description of stock options granted to our Board of Directors and our executive officers, see “—Compensation—Incentive Compensation Program.”

Item 7. Major Shareholders and Related Party Transactions

A. Major Shareholders

The following table sets forth information relating to the beneficial ownership of our Class A shares as of December 31, 2016 by each person known to us to beneficially own 5% or more of our common shares and all our directors and officers as a group. Class A shares are limited voting shares entitled only to vote in certain specified circumstances. See “Item 10B. Additional Information – Memorandum and Articles of Association – Description of Capital Stock.”

	Shares	(%)(1)
CIASA(2)	0	0.0%
Executive officers and directors as a group (24 persons)(3)	206,783	0.7%
Others	30,905,573	99.3%
Total	31,112,356

(1)	Based on a total of 31,112,356 Class A shares outstanding.
(2)	CIASA owns 100% of the Class B shares of Copa Holdings representing 26.0% of our total capital stock.

In June 2006, Continental reduced its ownership of our total capital stock from 27.3% to 10.0%. In May 2008, Continental sold down its remaining shares in the public market.

CIASA currently owns 100% of the Class B shares of Copa Holdings, representing 100% of the voting power of our capital stock. CIASA is controlled by a group of Panamanian investors representing several prominent families in Panama. This group of investors has historically acted together in a variety of business activities both in Panama and elsewhere in Latin America, including banking, insurance, real estate, telecommunications, international trade and commerce and wholesale. Members of the Motta, Heilbron and Arias families and their affiliated companies beneficially own approximately 90% of CIASA’s shares. Our Chief Executive Officer, Mr. Pedro Heilbron, and several of our directors, including Messrs. Stanley Motta, Carlos A. Motta, Mr. Alvaro Heilbron, Mr. Jaime Arias and Mr. Ricardo Alberto Arias, and their immediate families as a group, beneficially owned approximately 78% of CIASA’s shares, as of March 31, 2017. Such individual shareholders of CIASA have entered into a shareholders’ agreement that restricts transfers of CIASA shares to non-Panamanian nationals. Mr. Stanley Motta exercises effective control of CIASA.

In March 2010, CIASA converted a portion of its Class B shares into 1.6 million non-voting New York Stock Exchange-listed Class A shares and sold such Class A shares in an SEC-registered public offering. As a result, CIASA’s ownership decreased from 29.2% to 25.1% of our capital stock. CIASA’s current ownership is 26.0% of our capital stock. In the event CIASA seeks to reduce its ownership below 10% of our total share capital, our independent directors may decide to issue special voting shares solely to Panamanian nationals to maintain the ownership requirements mandated by the Panamanian Aviation Act.

The address of CIASA is Corporación de Inversiones Aéreas, S.A., c/o Compañía Panameña de Aviación, S.A., Boulevard Costa del Este, Avenida Principal y Avenida de la Rotonda, Urbanización Costa del Este, Complejo Business Park, Torre Norte, Parque Lefevre, Panama City, Panama.

It is not practicable for us to determine the number of Class A shares beneficially owned in the United States. As of March 31, 2017, we had 293 registered record holders of our Class A shares.

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

Agreements with our controlling shareholders and their affiliates

Our directors and controlling shareholders have many other commercial interests within Panama and throughout Latin America. We have commercial relationships with several of these affiliated parties from which we purchase goods or services, as described below. In each case we believe our transactions with these affiliated parties are consistent with market rates and terms.

Banco General, S.A.

We have a strong commercial banking relationship with Banco General, S.A., a Panamanian bank partially owned by our controlling shareholders. We have obtained financing from Banco General under short to medium-term financing arrangements for part of the commercial loan tranche of one of the Company’s Export-Import Bank facilities. We also maintain general lines of credit and time deposit accounts with Banco General. Interest received from Banco General amounted to $1.3 million, $1.3 million and $1.1 million in 2016, 2015 and 2014, respectively. There have not been any material interest payments for the last three years. There was no outstanding debt balance at December 31, 2016, 2015 or 2014. These amounts are included in “Current maturities of long-term debt” and “Long-term debt” in the consolidated statement of financial position.

ASSA Compañía de Seguros, S.A.

Panamanian law requires us to maintain our insurance policies through a local insurance company. We have contracted with ASSA, an insurance company controlled by our controlling shareholders, to provide substantially all of our insurance. ASSA has, in turn, reinsured almost all of the risks under those policies with insurance companies around the world. The payments to ASSA totaled $7.1 million in 2016, $9.2 million in 2015 and $10.0 million in 2014.

Petróleos Delta, S.A.

During 2005, we entered into a contract with Petróleos Delta, S.A. to supply our jet fuel needs. The price agreed to under this contract is based on the two-week average of the U.S. Gulf Coast Waterborne Mean index plus local taxes, certain third-party handling charges and a handling charge to Petróleos Delta, S.A. The contract term is two years and the last contract subscribed was in June 2016. While our controlling shareholders do not hold a controlling equity interest in Petróleos Delta, S.A., several of our directors are also board members of Petróleos Delta, S.A. Payments to Petróleos Delta totaled $229.9 million in 2016, $248.9 million in 2015 and $395.8 million in 2014.

Desarollo Inmobiliario del Este, S.A.

During January 2006, we moved into headquarters located six miles away from Tocumen International Airport. We lease five floors consisting of approximately 119,700 square feet of the building from Desarollo Inmobiliario del Este, S.A., an entity controlled by the same group of investors that controls CIASA. This lease was renewed in 2015 for 10 more years at a rate of approximately $0.3 million per month. Payments to Desarrollo Inmobiliario del Este, S.A. totaled $3.8 million, $3.0 million and $3.0 million in 2016, 2015 and 2014, respectively.

Galindo, Arias & Lopez

Most of our legal work is carried out by the law firm Galindo, Arias & Lopez. Messrs. Jaime Arias and Ricardo Alberto Arias, partners of Galindo, Arias & Lopez, are indirect shareholders of CIASA and serve on our Board of Directors. Payments to Galindo, Arias & Lopez totaled $0.3 million, $0.3 million and $0.4 million, in 2016, 2015 and 2014, respectively.

Other Transactions

We also purchase most of the alcohol and some of the other beverages served on our aircraft from Motta Internacional, S.A. and Global Brands, S.A., both of which are controlled by our controlling shareholders. We do not have any formal contracts for these purchases, but pay wholesale prices based on price lists periodically submitted by those importers and comparisons to other options in the marketplace. We paid these entities approximately $1.66 million in 2016, $1.3 million in 2015 and $1.5 million in 2014.

C. Interests of Experts and Counsel

Not applicable.

Item 8. Financial Information

A. Consolidated Statements and Other Financial Information

See “Item 3A. Key Information—Selected Financial Data” and “Item 18. Financial Statements.”

Legal Proceedings

In the ordinary course of our business, we are party to various legal actions, which we believe are incidental to the operation of our business. While legal proceedings are inherently uncertain, we believe that the outcome of the proceedings to which we are currently a party is not likely to have a material adverse effect on our financial position, results of operations and cash flows. In 2011, the Antitrust Administrative Agency (Comisión de Libre Competencia y Asuntos del Consumidor, or “CLICAC,” which is now called Autoridad de Protección al Consumidor y Defensa a la Competencia, or “ACODECO”), together with a group of travel agencies, filed an antitrust lawsuit against Copa, Continental, American Airlines, Taca and Delta Airlines in the Panamanian Commercial Tribunal alleging monopolistic practices in reducing travel agents’ commissions. The outcome of this lawsuit is still uncertain and may take several years. We believe that in the worst scenario the airlines could be required to pay up to $20 million in the aggregate.

Dividends and Dividend Policy

The payment of dividends on our shares is subject to the discretion of our Board of Directors. Under Panamanian law, we may pay dividends only out of retained earnings and capital surplus. So long as we do not default on our payments under our loan agreements, there are no covenants or other restrictions on our ability to declare and pay dividends. Our Articles of Incorporation provide that all dividends declared by our Board of Directors will be paid equally with respect to all of the Class A and Class B shares. See “Item 10B. Additional Information—Memorandum and Articles of Association—Description of Capital Stock—Dividends.”

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

Dividend for Fiscal Year:	Payment Date	Total Dividend Payment (U.S. Dollars)	Cash Dividend per Share

2016	December 15, 2016	$22 million	0.51
2016	September 13, 2016	$22 million	0.51
2016	June 16, 2016	$21 million	0.51
2016	March 16, 2016	$21 million	0.51
2015	December 15, 2015	$37 million	0.84
2015	September 15, 2015	$37 million	0.84
2015	June 15, 2015	$37 million	0.84
2015	March 16, 2015	$37 million	0.84
2014	December 15, 2014	$43 million	0.96
2014	September 15, 2014	$43 million	0.96
2014	June 16, 2014	$42 million	0.96
2014	March 17, 2014	$43 million	0.96
2013	December 16, 2013	$32 million	0.73
2013	September 16, 2013	$32 million	0.73
2012 Accelerated Payment (1)	December 27, 2012	$99 million	2.25

(1)	Paid in respect of 12-months of consolidated net income ending November 30, 2012.

B. Significant Changes

None

Item 9. The Offer and Listing

A. Offer and Listing Details

Our Class A shares have been listed on the New York Stock Exchange, or NYSE, under the symbol “CPA” since December 14, 2005. The following table sets forth, for the periods indicated, the high and low prices for the Class A shares on the NYSE for the periods indicated.

	Low	High
2012
Annual	58.58	99.97
2013
Annual	96.38	161.36
2014
Annual	87.00	162.83
2015
Annual	39.03	121.25
First Quarter	98.76	121.25
Second Quarter	81.20	115.16
Third Quarter	39.03	86.37
Fourth Quarter	40.67	62.11

2016

Annual	42.61	97.00

First Quarter	42.61	72.00
Second Quarter	48.57	70.88
Third Quarter	50.36	90.75
Fourth Quarter	83.26	97.00
October	83.26	95.00
November	83.34	97.00
December	87.81	95.36

2017

Annual	90.85	112.80
First Quarter	90.85	112.80
January	90.85	100.23
February	92.98	108.26
March	104.59	112.80

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

Common Stock

Our authorized capital stock consists of 80 million shares of common stock without par value, divided into Class A shares, Class B shares and Class C shares. As of December 31, 2016, we had 33,743,286 Class A shares issued and 31,112,356 Class A shares outstanding; 10,938,125 Class B shares issued and outstanding, and no Class C shares outstanding. Class A and Class B shares have the same economic rights and privileges, including the right to receive dividends, except as described in this section.

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

Panama	Delaware

Terms. Panamanian law does not set limits on the length of the terms that a director may serve. Staggered terms are allowed but not required.	Terms. The Delaware General Corporation Law generally provides for a one-year term for directors. However, the directorships may be divided into up to three classes with up to three-year terms, with the years for each class expiring in different years, if permitted by the articles of incorporation, an initial by-law or a by-law adopted by the shareholders.

Number. The board of directors must consist of a minimum of three members, which could be natural persons or legal entities.	Number. The board of directors must consist of a minimum of one member.

Authority to Take Actions. In general, a simple majority of the board of directors is necessary and sufficient to take any action on behalf of the board of directors.	Authority to Take Actions. The articles of incorporation or by-laws can establish certain actions that require the approval of more than a majority of directors.

Shareholder Meetings and Voting Rights

Quorum. The quorum for shareholder meetings must be set by the articles of incorporation or the by-laws. If the articles of incorporation and the notice for a given meeting so provide, if a quorum is not met a new meeting can be immediately called and a quorum shall consist of those present at such new meeting.	Quorum. For stock corporations, the articles of incorporation or bylaws may specify the number to constitute a quorum but in no event shall a quorum consist of less than one-third of shares entitled to vote at a meeting. In the absence of such specifications, a majority of shares entitled to vote shall constitute a quorum.

Action by Written Consent. Panamanian law does not permit shareholder action without formally calling a meeting.	Action by Written Consent. Unless otherwise provided in the articles of incorporation, any action required or permitted to be taken at any annual meeting or special meeting of stockholders of a corporation may be taken without a meeting, without prior notice and without a vote, if a consent or consents in writing, setting forth the action to be so taken, is signed by the holders of outstanding shares having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and noted.

Other Shareholder Rights

Shareholder Proposals. Shareholders representing 5% of the issued and outstanding capital of the corporation have the right to require a judge to call a general shareholders’ meeting and to propose the matters for vote.	Shareholder Proposals. Delaware law does not specifically grant shareholders the right to bring business before an annual or special meeting. If a Delaware corporation is subject to the SEC’s proxy rules, a shareholder who has continuously owned at least $2,000 in market value, or 1% of the corporation’s securities entitled to vote for at least one year, may propose a matter for a vote at an annual or special meeting in accordance with those rules.

Appraisal Rights. Shareholders of a Panamanian corporation do not have the right to demand payment in cash of the judicially determined fair value of their shares in connection with a merger or consolidation involving the corporation. Nevertheless, in a merger, the majority of shareholders could approve the total or partial distribution of cash, instead of shares, of the surviving entity.	Appraisal Rights. Delaware law affords shareholders in certain cases the right to demand payment in cash of the judicially-determined fair value of their shares in connection with a merger or consolidation involving their corporation. However, no appraisal rights are available if, among other things and subject to certain exceptions, such shares were listed on a national securities exchange or such shares were held of record by more than 2,000 holders.

Shareholder Derivative Actions. Any shareholder, with the consent of the majority of the shareholders, can sue on behalf of the corporation, the directors of the corporation for a breach of their duties of care and loyalty to the corporation or a violation of the law, the articles of incorporation or the by-laws.	Shareholder Derivative Actions. Subject to certain requirements that a shareholder make prior demand on the board of directors or have an excuse not to make such demand, a shareholder may bring a derivative action on behalf of the corporation to enforce the rights of the

Panama	Delaware

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

(2) have over 3,000 shareholders, and

(3) have a permanent office in Panama with full time employees and investments in the country for more than $1,000,000.

These provisions are triggered when a buyer makes a public offer to acquire 5% or more of any class of shares with a market value of at least $5,000,000. In sum, the buyer must deliver to the corporation a complete and accurate statement that includes	(1) the transaction that will cause the person to become an interested shareholder is approved by the board of directors of the target prior to the transactions;

(1) the name of the Company, the number of the shares that the buyer intends to acquire and the purchase price;	(2) after the completion of the transaction in which the person becomes an interested shareholder, the interested shareholder holds at least 85% of the voting stock of the corporation not including shares owned by persons who are directors and also officers of interested shareholders and shares owned by specified employee benefit plans; or

(2) the identity and background of the person acquiring the shares;	(3) after the person becomes an interested shareholder, the business combination is approved by the board of directors of the corporation and holders of at least 66.67% of the outstanding voting stock, excluding shares held by the interested shareholder.

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

Panama	Delaware

(6) contracts, agreements, business relations or negotiations regarding securities issued by the Company in which the buyer is a party;

(7) contracts, agreements, business relations or negotiations between the buyer and any director, officer or beneficiary of the securities; and

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

Once a share is issued, the shareholders become entitled to the rights established in the articles of incorporation and such rights cannot be taken away, diminished or extinguished without the express consent of the

Panama	Delaware

shareholders entitled to such rights. If by amending the articles of incorporation, the rights granted to a class of shareholders is somehow altered or modified to their disadvantage, those shareholders will need to approve the amendment unanimously.

C. Material Contracts

1998 Aircraft General Terms Agreement between The Boeing Company and Copa Airlines

In 1998, Copa entered into an agreement with Boeing for the purchase of aircraft, installation of buyer furnished equipment provided by Copa, customer support services and product assurance. In addition to the aircraft supplied, the Boeing Company will provide maintenance training and flight training programs, as well as operations engineering support. The agreement is still in effect and has been amended several times since then, most recently in March 2015.

Purchase Agreement between Empresa Brasileira de Aeronautica, S.A. and Copa Airlines

In 2003 and 2006, Copa entered into a purchase agreement with Empresa Brasileira de Aeronautica, S.A (Embraer) for the purchase of aircraft, customer support services and technical publications. This agreement is still in effect.

Engine Services Agreements between GE Engine Services, LLC and Copa Holdings, S.A.

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

E. Taxation

United States

The following summary describes the material United States federal income tax consequences of the ownership and disposition of our Class A shares as of the date hereof. The discussion set forth below is applicable to United States Holders (as defined below) that beneficially own our Class A shares as capital assets for United States federal income tax purposes (generally, property held for investment). This summary does not represent a detailed description of the United States federal income tax consequences applicable to you if you are subject to special treatment under the United States federal income tax laws, including if you are:

•	a bank;

•	a dealer in securities or currencies;

•	a financial institution;

•	a regulated investment company;

•	a real estate investment trust;

•	an insurance company;

•	a tax-exempt organization;

•	a person holding our Class A shares as part of a hedging, integrated or conversion transaction, a constructive sale or a straddle;

•	a trader in securities that has elected the mark-to-market method of accounting for your securities;

•	a person liable for alternative minimum tax;

•	a person who owns 10% or more of our voting stock;

•	a partnership or other pass-through entity (or investor there in) for United States federal income tax purposes; or

•	a person whose “functional currency” is not the United States dollar.

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

Taxation of Dividends

Distributions on the Class A shares (including amounts withheld to reflect Panamanian withholding taxes, if any) will be taxable as dividends to the extent paid out of our current or accumulated earnings and profits, as determined under United States federal income tax principles. Such income (including withheld taxes) will be includable in your gross income as foreign-source ordinary income on the day actually or constructively received by you. Such dividends will not be eligible for the dividends received deduction allowed to corporations. Because we do not intend to keep earnings and profits in accordance with United States federal income tax principles, you should expect that distributions on the Class A shares will generally be treated as dividends.

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

Passive Foreign Investment Company

We do not believe that we are a passive foreign investment company (a “PFIC”) for United States federal income tax purposes (or that we were one in 2016), and we expect to operate in such a manner so as not to become a PFIC. If, however, we are or become a PFIC, you could be subject to additional United States federal income taxes on gain recognized with respect to the Class A shares and on certain distributions, plus an interest charge on certain taxes treated as having been deferred under the PFIC rules. Further, non-corporate United States Holders will not be eligible for reduced rates of taxation on any dividends received from us if we are a PFIC in the taxable year in which such dividends are paid or the preceding taxable year.

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

Aircraft Fuel. Our results of operations are affected by changes in the price and availability of aircraft fuel. To manage the price risk, we use crude oil swap agreements. Market risk is estimated as a hypothetical 10% increase in the December 31, 2016 cost per gallon of fuel. Based on projected 2016 fuel consumption, such an increase would result in an increase to aircraft fuel expense of approximately $46.5 million in 2017, not taking into account our derivative contracts. We have hedged approximately 5% of our anticipated fuel needs for 2017. We may enter into additional hedging agreements in the future to reduce the volatility of our fuel expenses.

Interest. Our earnings are affected by changes in interest rates due to the impact those changes have on interest expense from variable-rate debt instruments and operating leases and on interest income generated from our cash and investment balances. If interest rates average 10% more in 2017 than they did during 2016, our interest expense would increase by approximately $0.8 million and the fair value of the debt would decrease by approximately $1.7 million. If interest rates average 10% less in 2017 than they did in 2016, our interest income from marketable securities would decrease by approximately $0.8 million and the fair value of our debt would increase by approximately $1.7 million. These amounts are determined by considering the impact of the hypothetical interest rates on our variable-rate debt and marketable securities equivalent balances at December 31, 2016.

Foreign Currencies. The majority of our obligations are denominated in U.S. dollars. Since Panama uses the U.S. dollar as legal tender, the majority of our operating expenses are also denominated in U.S. dollars. Our foreign exchange risk is limited as approximately 46.8% of our revenues are in U.S. dollars. A significant part of our revenue is denominated in foreign currencies, including the Colombian peso, Brazilian real, Argentinian peso and Chilean peso, which represented 11.8%, 10.1%, 6.8% and 4.0% of our revenue in 2016, respectively. Generally, our exposure to most of these foreign currencies, with the exception of the Venezuelan bolivar, is limited to the period of up to two weeks between the completion of a sale and the conversion to U.S. dollars. As of December 31, 2016, we had a cash and investments balance of $0.5 million in Venezuela. On January 1st, 2015, given the change in its business strategy focused on international markets, Copa Colombia concluded that the most appropriate functional currency of the Company would be U.S. dollars. This reflects the fact that the majority of the airline’s business is influenced by pricing in international markets, with a dollar economic environment. In the same way, the major operating expenses such as fuel, leasing, airport services and sales commissions are dollarized. Until December 31, 2014, the previous functional currency of the Company was the Colombian peso.

The following chart summarizes the Company’s exchange risk exposure (assets and liabilities denominated in foreign currency) at December 31, 2016 and 2015:

	As of December 31, 2016	As of December 31, 2015
Assets
Cash and cash equivalents	$51,718	$75,113
Investments	276	382
Accounts receivables, net	69,670	49,641
Prepaid expenses	23,137	64,669
Other assets	46,631	60,664

Total assets	$191,432	$250,469

Liabilities
Accounts payables suppliers and agencies	$32,098	$63,256
Accumulated taxes and expenses payables	37,435	59,108
Other liabilities	57,967	68,231

Total liabilities	$127,500	$190,595

Net position	$63,932	$59,874

Item 12. Description of Securities Other than Equity Securities

Not applicable.

Part II

Item 13. Defaults, Dividend Arrearages and Delinquencies

None

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

None

Item 15. Controls and Procedures Disclosure controls and procedures

Disclosure controls and procedures

Disclosure controls and procedures are designed to ensure that information required to be disclosed by the Company in reports filed or submitted under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms. We carried out an evaluation under the supervision of our Management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2016. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control over Financial Reporting

The Management of Copa Holdings, S.A. or the “Company”, is responsible for establishing and maintaining effective internal control over financial reporting as defined in Rules 13a-15(f) under the Securities Exchange Act of 1934. The Company’s internal control over financial reporting is designed to provide reasonable assurance to the Company’s management and board of directors regarding the preparation and fair presentation of published financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

Management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2016. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control – Integrated Framework (2013).

Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Our internal control over financial reporting includes those policies and procedures that:

(i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets;

(ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and

(iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on our financial statements.

Based on this assessment, Management believes that, as of December 31, 2016, the Company’s internal control over financial reporting is effective based on those criteria.

Attestation Report of the registered public accounting firm.

The effectiveness of our internal controls over financial reporting as of December 31, 2016 has been audited by Ernst & Young, the independent registered public accounting firm who also audited the Company’s consolidated financial statements. Ernst & Young’s attestation report of the effectiveness of the Company’s internal control over financial reporting is included herein.

Changes in internal control over financial reporting

There has been no change in our internal control over financial reporting during 2016 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The Board of Directors and Shareholders

COPA HOLDINGS, S.A.

We have audited Copa Holdings, S.A. and subsidiaries’ internal control over financial reporting as of December 31, 2016, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). Copa Holdings, S.A. and subsidiaries’ management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, Copa Holdings, S.A. and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2016, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated statements of financial position of Copa Holdings, S.A. and subsidiaries as of December 31, 2016 and 2015 and the related consolidated statements of profit or loss, comprehensive income (loss), changes in equity and cash flows for each of the three years in the period ended December 31, 2016 of Copa Holdings, S.A. and subsidiaries and our report dated April 21, 2017, expressed an unqualified opinion thereon.

/s/ Ernst & Young

Panama City, Republic of Panama

April 21, 2017

Item 16. Reserved

Item 16A. Audit Committee Financial Expert

Our Board of Directors has determined that Messrs. Jose Castañeda, Roberto Artavia and Josh Connor qualify as an “audit committee financial experts” as defined by current SEC rules and meet the independence requirements of the SEC and the NYSE listing standards. For a discussion of the role of our audit committee, see “Item 6C. Board Practices—Audit Committee.”

Item 16B. Code of Ethics

Our Board of Directors has adopted a Code of Business Conduct and Ethics applicable to our directors, officers, employees and consultants. The Code of Business Conduct and Ethics can be found at www.copaair.com under the heading “Investor Relations—Corporate Governance.” Information found on this website is not incorporated by reference into this document.

Item 16C. Principal Accountant Fees and Services

The following table sets forth by category of service the total fees for services performed by our independent registered public accounting firm Ernst & Young and its affiliates during the fiscal years ended December 31, 2016, 2015 and 2014:

	2016	2015	2014
Audit Fees	$1,150,000	$835,200	$866,800
Audit-Related Fees	—	—	—
Tax Fees	—	4,889	—
All Other Fees	—	—	—
Total	$1,150,000	$840,089	$866,800

Audit Fees

Audit fees for 2016, 2015 and 2014 included the audit of our annual financial statements and internal controls, and the review of our quarterly reports.

Audit-Related Fees

There were no audit-related fees for 2016, 2015 or 2014.

Tax Fees

Tax fees for 2015 were $4,889. There were no tax fees for 2016 or 2014.

All Other Fees

Other fees for 2016, 2015 and 2014 included amounts paid for permitted consulting services performed by Ernst & Young and pre-approved by our audit committee. There were no such fees in 2016, 2015 or 2014.

Pre-Approval Policies and Procedures

Our audit committee approves all audit, audit-related, tax and other services provided by Ernst & Young. Any services provided by Ernst & Young that are not specifically included within the scope of the audit must be pre-approved by the audit committee in advance of any engagement. Pursuant to Rule 2-01 of Regulation S-X, audit committees are permitted to approve certain fees for audit-related services, tax services and other services pursuant to a de minimis exception prior to the completion of an audit engagement. In 2016, none of the fees paid to Ernst & Young were approved pursuant to the de minimis exception.

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

During September 2015 the Company entered into an Accelerated Share Repurchase, or “ASR”, with Citibank for an approximate period of 3 months for a total amount of $100 million. On December 15, 2015, Citibank delivered 1,960,250 shares to the Company, recognized at the settlement price of $51.01 per share.

No transactions were made in 2016.

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

Dated: April 21, 2017

Consolidated Financial Statements

Copa Holdings, S. A. and subsidiaries

Year ended December 31, 2016

with Report of the Independent Registered Public Accounting Firm

COPA HOLDINGS, S. A. AND SUBSIDIARIES

COPA HOLDINGS, S. A. AND SUBSIDIARIES

Report of the independent registered public accounting firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF COPA HOLDINGS, S.A.

We have audited the accompanying consolidated statements of financial position of Copa Holdings, S.A. and subsidiaries as of December 31, 2016 and 2015, and the related consolidated statements of profit or loss, comprehensive income (loss), changes in equity and cash flows for each of the three years in the period ended December 31, 2016. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Copa Holdings, S.A. and subsidiaries at December 31, 2016 and 2015, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2016, in conformity with International Financial Reporting Standards, as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Copa Holdings, S.A. and subsidiaries’ internal control over financial reporting as December 31, 2016, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission “(2013 framework)” and our report dated April 21, 2017 expressed an unqualified opinion thereon.

/s/ Ernst & Young

Panama City, Republic of Panama

April 21, 2017

Copa Holdings, S. A. and subsidiaries

Consolidated statement of financial position

As at 31 December

(In US$ thousands)

	Notes	2016	2015
ASSETS
Current assets
Cash and cash equivalents	7	$331,687	$204,715
Investments	8	483,002	480,233
Accounts receivable	9,22	114,143	105,777
Expendable parts and supplies	10	74,502	62,247
Prepaid expenses	11	58,407	48,667
Other currents assets	16	7,650	5,946

		1,069,391	907,585
Non - current assets
Investments	8	953	861
Accounts receivable	9	1,957	—
Property and equipment	12	2,623,682	2,650,653
Net pension asset	14	8,826	6,050
Intangible assets	15	69,502	69,426
Deferred tax assets	21	18,339	12,708
Other non - current assets	16	53,463	68,193

		2,776,722	2,807,891

Total assets		$3,846,113	$3,715,476

LIABILITIES AND EQUITY
Current liabilities
Current maturities of long - term debt	17	$222,718	$245,514
Trade, other payable and financial liabilities	18,22	120,437	218,969
Air traffic liability		396,237	352,110
Frequent flyer deferred revenue		9,044	18,884
Taxes and interest payable		47,389	43,176
Accrued expenses payable	19	80,116	82,948
Income tax payable		22,495	24,066

		898,436	985,667
Non - current liabilities
Long - term debt	17	961,414	1,055,183
Frequent flyer deferred revenue		26,324	—
Other long - term liabilities	20	72,694	54,339
Deferred tax liabilities	21	44,974	32,865

		1,105,406	1,142,387

Total liabilities		2,003,842	2,128,054

Equity	23
Issued Capital
Class A common stock - 33,743,286 (2015 - 33,455,857) share issued, 31,112,356 (2015 - 31,017,102) outstanding		20,988	20,924
Class B common stock - 10,938,125 (2015 - 10,938,125) share issued and outstanding, no par value		7,466	7,466
Additional paid in capital		64,986	57,455
Treasury Stock		(136,388)	(136,388)
Retained earnings		1,887,091	1,638,733
Accumulated other comprehensive loss		(1,872)	(768)

Total equity		1,842,271	1,587,422

Commitments and contingencies	26	—	—

Total liabilities and equity		$3,846,113	$3,715,476

The accompanying notes are an integral part of these consolidated financial statements.

Copa Holdings, S. A. and subsidiaries

Consolidated statement of profit or loss

For the year ended 31 December

(In US$ thousands)

	Notes	2016	2015	2014
Operating revenue
Passenger revenue		$2,133,186	$2,166,727	$2,619,856
Cargo, mail and other		88,663	83,335	85,212

	6	2,221,849	2,250,062	2,705,068
Operating expenses
Aircraft fuel		527,918	602,777	820,694
Salaries and benefits		293,044	289,512	299,182
Passenger servicing		259,524	258,302	268,762
Commissions		83,981	88,557	99,115
Reservations and sales		99,918	88,051	93,766
Maintenance, material and repairs		122,873	111,181	101,421
Aircraft rentals		120,841	122,217	112,082
Flight operations		127,777	130,930	132,156
Depreciation, amortization and impairment	12,15	159,278	134,888	115,147
Landing fees and other rentals		55,498	56,703	53,746
Other		94,584	100,856	87,910

		1,945,236	1,983,974	2,183,981

Operating profit		276,613	266,088	521,087
Non - operating income (expense)
Finance cost	17	(37,024)	(33,155)	(29,529)
Finance income	17	13,000	25,947	18,066
Exchange rate difference, net		13,043	(440,097)	(6,543)
Mark to market derivative income (expense)		111,642	(11,572)	(117,950)
Other income		2,888	7,025	21,018
Other expense		(7,347)	(6,451)	(7,841)

		96,202	(458,303)	(122,779)

Profit (loss) before taxes		372,815	(192,215)	398,308
Income tax expense	21	(38,271)	(32,759)	(36,639)

Net profit (loss)		$334,544	$(224,974)	$361,669

Earnings (loss) per share

Basic and diluted	25	$7.90	$(5.13)	$8.15

The accompanying notes are an integral part of these consolidated financial statements.

Copa Holdings, S. A. and subsidiaries

Consolidated statement of comprehensive income (loss)

For the year ended 31 December

(In US$ thousands)

	2016	2015	2014
Net profit (loss)	$334,544	$(224,974)	$361,669

Other comprehensive income (loss)
Other comprehensive income (loss) to be reclassified to profit or loss in subsequent periods -
Net change in fair value of derivative instrument	—	1,206	2,034
Exchange effect on intercompany long term balance	—	—	3,492
Foreign currency translation expense	—	—	(9,442)

	—	1,206	(3,916)
Other comprehensive loss not to be reclassified to profit or loss in subsequent periods -
Remeasurement actuarial loss, net of amortization	(1,104)	(2,212)	(46)

	(1,104)	(2,212)	(46)

Other comprehensive loss for the year, net of tax	(1,104)	(1,006)	(3,962)

Total comprehensive income (loss) for the year	$333,440	$(225,980)	$357,707

Copa Holdings, S. A. and subsidiaries

Consolidated statement of changes in equity

For the year ended 31 December

(In US$ thousands)

		Common stock (Non - par value)		Issued Capital		Additional paid in	Treasury	Retained	Accumulated other comprehensive	Total
	Notes	Class A	Class B	Class A	Class B	capital	Stock	Earnings	income (loss)	equity
At December 31, 2013		33,160,495	10,938,125	$22,626	$7,466	$47,031	$—	$1,820,583	$4,200	$1,901,906
Net profit		—	—	—	—	—	—	361,669	—	361,669
Other comprehensive income		—	—	—	—	—	—	—	(3,962)	(3,962)
Issuance of stock for employee awards		72,395	—	(1,767)	—	1,767	—	—	—	—
Share - based compensation expense		—	—	—	—	4,688	—	—	—	4,688
Repurchase of treasury shares		(182,592)	—	—	—	—	(18,426)	—	—	(18,426)
Dividends paid		—	—	—	—	—	—	(170,767)	—	(170,767)

At December 31, 2014		33,050,298	10,938,125	$20,859	$7,466	$53,486	$(18,426)	$2,011,485	$238	$2,075,108
Net loss		—	—	—	—	—	—	(224,974)	—	(224,974)
Other comprehensive income		—	—	—	—	—	—	—	(1,006)	(1,006)
Issuance of stock for employee awards		94,704	—	65	—	(65)	—	—	—	—
Share - based compensation expense		—	—	—	—	4,034	—	—	—	4,034
Repurchase of treasury shares		(2,127,900)	—	—	—		(117,962)	—	—	(117,962)
Dividends paid		—	—	—	—	—	—	(147,592)	—	(147,592)
Other		—	—	—	—	—	—	(186)	—	(186)

At December 31, 2015		31,017,102	10,938,125	$20,924	$7,466	$57,455	$(136,388)	$1,638,733	$(768)	$1,587,422
Net income		—	—	—	—	—	—	334,544	—	334,544
Other comprehensive income		—	—	—	—	—	—	—	(1,104)	(1,104)
Issuance of stock for employee awards		94,208	—	64	—	(64)	—	—	—	—
Share - based compensation expense	24	—	—	—	—	7,539	—	—	—	7,539
Dividends paid	23	—	—	—	—	—	—	(86,116)	—	(86,116)
Other		1,046	—	—	—	56	—	(70)	—	(14)

At December 31, 2016		31,112,356	10,938,125	$20,988	$7,466	$64,986	$(136,388)	$1,887,091	$(1,872)	$1,842,271

The accompanying notes are an integral part of these consolidated financial statements.

Copa Holdings, S. A. and subsidiaries

Consolidated statement of cash flows

For the year ended 31 December

(In US$ thousands)

	Notes	2016	2015	2014
Operating activities
Net profit (loss)		$334,544	$(224,974)	$361,669
Adjustments for -
Income tax expense		38,271	32,759	36,639
Finance cost	17	37,024	33,155	29,529
Finance income	17	(13,000)	(25,947)	(18,066)
Depreciation, amortization and impairment	12,15	159,194	134,888	115,147
Loss (gain) on sale of property and equipment		604	1,896	(415)
Disposal of assets		4,139	3,344	8,961
Provision for account receivable impairment	9	1,511	(71)	1,851
Allowance for obsolescence of expendables parts and supplies		87	63	344
Derivate instruments mark to market		(111,642)	11,572	117,950
Stock compensation	24	7,539	4,034	4,688
Net foreign exchange differences		35,525	435,983	—
Change in -
Accounts receivable		(9,967)	17,471	9,758
Accounts receivable from related parties	9	143	(317)	1,296
Other current assets		(14,745)	4,398	(5,354)
Restricted cash	8	64,228	(11,803)	(52,425)
Other assets		10,202	14,628	1,152
Account payable		16,387	(31,913)	30,366
Account payable from related parties	18	3,076	(1,801)	(7,734)
Air traffic liability		44,127	(55,902)	(170,427)
Frequent flyer deferred revenue		16,484	18,884	—
Other liability		30,117	2,598	(35,254)

Cash from operating activities		653,848	362,945	429,675
Income tax paid		(33,364)	(39,168)	(37,869)
Interest paid		(37,420)	(31,668)	(27,953)
Interest received		11,526	24,754	21,039

Net cash from operating activities		594,590	316,863	384,892
Investing activities
Acquisition of investments		(553,037)	(383,005)	(464,384)
Proceeds from redemption of investments		485,944	435,110	605,017
Advance payments on aircraft purchase contracts and others		(47,479)	(83,064)	(204,084)
Reimbursement of advance payments on aircraft purchase contracts		29,150	161,169	210,454
Acquisition of property and equipment		(88,345)	(81,788)	(106,307)
Proceeds from sale of property and equipment		8,332	3,380	415
Acquisition of intangible assets		(14,474)	(19,418)	(19,964)

Net cash (used in) from investing activities		(179,909)	32,384	21,147
Financing activities
Proceeds from new borrowings		164,400	130,000	20,000
Payments on loans, borrowings and finance leases		(326,965)	(221,912)	(147,227)
Dividends paid		(86,116)	(147,592)	(170,767)
Proceeds from exercise of share options		56	—	—
Repurchase of treasury shares	23	—	(117,962)	(18,426)

Net cash used in financing activities		(248,625)	(357,466)	(316,420)

Net increase (decrease) in cash and cash equivalents		166,056	(8,219)	89,619

Cash and cash equivalent at January 1		204,715	221,443	139,110
Effect of exchange rate change on cash		(39,084)	(8,509)	(7,286)

Cash and cash equivalent at December 31		$331,687	$204,715	$221,443

The accompanying notes are an integral part of these consolidated financial statements.

COPA HOLDINGS, S. A. AND SUBSIDIARIES

Notes to the consolidated financial statements

1.	Corporate information

Copa Holdings, S. A. (“the Company”) was incorporated according to the laws of the Republic of Panama on May 6, 1988 with an indefinite duration. The Company is a public company, which is listed in the New York Stock Exchange (NYSE) under the symbol CPA since December 14, 2005. The address of its registered office is Boulevard Costa del Este, Avenida Principal y Avenida de la Rotonda, Urbanización Costa del Este, Complejo Business Park, Torre Norte, Parque Lefevre, Panama City, Republic of Panama.

These consolidated financial statements comprise the Company and its subsidiaries: Compañía Panameña de Aviación, S. A. (“Copa Airlines”), Oval Financial Leasing, Ltd. (“OVAL”), AeroRepública, S. A. (“Copa Colombia”):

•	Copa Airlines: the Company’s core operation is incorporated according to the laws of the Republic of Panama and provides international air transportation for passengers, cargo and mail, operating from its Panama City hub in the Republic of Panama.

•	Copa Colombia: is a Colombian air carrier, which is incorporated according to the laws of the Republic of Colombia and provides domestic and international air transportation for passengers, cargo, and mail with a point-to-point route network.

In October 2016, Copa Colombia officially launched “Wingo” a new low-cost business model. Wingo operates administratively and functionally under Copa Colombia, with independent structure for its commercialization, distribution systems and customer service. Wingo began operations on December 1st, 2016, with flights to 16 destinations within Colombia and in 9 countries in South, Central America and the Caribbean.

•	OVAL: incorporated according to the laws of the British Virgin Islands, and controls the special purpose entities that have a beneficial interest in the majority of the Company’s fleet, which is leased to either Copa Airlines or Copa Colombia.

The Company currently offers approximately 345 daily scheduled flights to 73 destinations in 31 countries in North, Central and South America and the Caribbean, mainly from its Panama City Hub. Additionally, the Company provides passengers with access to flights to more than 146 international destinations through codeshare agreements. Copa Airlines is part of Star Alliance, the leading global network since June 2012.

The Company has a broad commercial alliance with United Continental Holdings, Inc. (“United”), which was renewed during May 2016, for another five years. This Alliance includes an extensive and expanding code sharing and technology cooperation. The Company participated in United’s Mileage Plus frequent flyer loyalty program until June 30, 2015.

In March 2015, Copa Airlines presented its new loyalty program “ConnectMiles”, designed to strengthen the relationship with its frequent flyers and give exclusive attention. The program preserves the model of accumulation and redemption of miles that Copa Airline’s passengers have enjoyed in recent years in United’s Mileage Plus frequent flyer loyalty program. The program started on July 1, 2015, in which the ConnectMiles members are recognized worldwide on the more than 28 airlines members of Star Alliance and are eligible to earn and redeem miles to any of Star Alliance’s 1,300 (unaudited) destinations in 190 countries (unaudited).

As of December 31, 2016, the Company operates a fleet of 99 aircraft with an average age of 7.15 years, consisting of 64 Boeing 737-800 Next Generation aircraft, 14 Boeing 737-700 Next Generation aircraft and 21 Embraer E190 aircraft.

F-9	(Continued)

COPA HOLDINGS, S. A. AND SUBSIDIARIES

Notes to the consolidated financial statements

The consolidated financial statements have been authorized for issue by the CEO and CFO of the Company for issuance on April 21, 2017.

2.	Basis of preparation

Statement of compliance

The Company’s consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

As used in these notes to consolidated financial statements, the terms “the Company”, “we”, “us”, “our”, and similar terms refer to Copa Holdings, S. A. and, unless the context indicates otherwise, its consolidated subsidiaries.

Basis of measurement

The consolidated financial statements have been prepared on a historical cost basis, except for certain assets and liabilities, which are measured at fair value, as set out in the specific accounting policy for such assets and liabilities.

Functional and presentation currency

These consolidated financial statements are presented in United States dollars (U.S. dollars “$”), which is the Company’s functional currency and the legal tender of the Republic of Panama. The Republic of Panama does not issue its own paper currency; instead, the U.S. dollar is used as legal currency.

All values are rounded to the nearest thousand in U.S. dollars ($000), except when otherwise indicated.

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

The financial statements of the subsidiaries are prepared for the same reporting period as the parent company, using consistent accounting policies. All intercompany balances, transactions, and dividends are eliminated in full.

F-10	(Continued)

COPA HOLDINGS, S. A. AND SUBSIDIARIES

Notes to the consolidated financial statements

The following are the significant subsidiaries included within these financial statements:

Name	Country of Incorporation	Ownership interest
		2016	2015
Copa Airlines	Panama	99%	99%
Copa Colombia	Colombia	99%	99%
Oval	British Virgin Islands	100%	100%

(b)	Current versus non-current classification

The Company presents assets and liabilities in the statement of financial position based on current/non-current classification. An asset is current when it is:

•	expected to be realized or intended to be sold or consumed in normal operating cycle

•	expected to be realized within 12 months after the reporting period, or

•	cash or cash equivalent, unless restricted.

All other assets are classified as non-current.

A liability is current when:

•	it is expected to be settled in normal operating cycle

•	it is due to be settled within 12 months after the reporting period, or

•	there is no unconditional right to defer the settlement of the liability for at least 12 months after the reporting period.

The Company classifies all other liabilities as non-current.

Deferred tax assets and liabilities are classified as non-current assets and liabilities.

(c)	Foreign currencies

The Company’s consolidated financial statements are presented in U.S. dollars, which is also the Company’s functional currency. For each entity, the Company determines the functional currency, and the items included in the financial statements of each entity are measured using that functional currency.

Transactions and balances

Transactions in foreign currencies are initially recorded by the Company at their respective functional currency spot rates at the date the transaction first qualifies for recognition.

Monetary assets and liabilities denominated in foreign currencies are translated at the functional currency spot exchange rate at the reporting date. Non-monetary items are translated at equivalent U.S. dollar costs at dates of the initial transaction and maintained at historical rate. Foreign exchange gains and losses are included in the exchange rate difference line in the consolidated statement of profit or loss for the year.

F-11	(Continued)

COPA HOLDINGS, S. A. AND SUBSIDIARIES

Notes to the consolidated financial statements

Group companies

On January 1, 2015, given the change in its business strategy focused on international markets, Copa Colombia concluded that the most appropriate functional currency of Copa Colombia is the U.S. dollars. This reflects the fact that the majority of the airlines business is influenced by pricing in international markets, with a dollar economic environment. In the same way, the major operating expenses as fuel, leasing, airport services, and sales commissions are dollarized. Until December 31, 2014, the previous functional currency of Copa Colombia was the Colombian peso.

In accordance with IAS 21 The effects of changes in foreign exchange rate the effect of a change in functional currency is accounted for prospectively. Copa Colombia translated all items into the new functional currency using the exchange rate at the date of the change. The resulting translated amounts for non-monetary items were treated as their new historical cost. Exchange differences arising from the translation of a foreign operation previously recognized in other comprehensive income in accordance with paragraphs 32 and 39(c) of this standard are not reclassified from equity to profit or loss until the disposal of the operation. During 2014, exchange differences arising on this translation were recognized in the consolidated statement of other comprehensive income for ($9.4) million.

(d)	Revenue recognition

Revenue is recognized to the extent that it is probable that the economic benefits will flow to the Company and the revenue can be reliably measured, regardless of when the payment is made. Revenue is measured at the fair value of the consideration received or receivable, taking into account contractually defined terms of payment and excluding taxes or duty. The following specific recognition criteria must also be met before revenue is recognized:

Passenger revenue

Passenger revenue is recognized when transportation is provided rather than when a ticket is sold. The amount of passenger ticket sales, not yet recognized as revenue, is reflected under “Air traffic liability” in the consolidated statement of financial position. The Company performs a monthly liability evaluation, and a provision is recognized for tickets that are expected not to be used or redeemed. A year after the sales is made, all unredeemed sales are transferred from “Air Traffic liability” and recognize as revenue and the provision is reversed.

A significant portion of the Company’s ticket sales are processed through major credit card companies, resulting in accounts receivable that are generally short-term in duration and typically collected prior to when revenue is recognized. The Company believes that the credit risk associated with these receivables is minimal.

The Company is required to charge certain taxes and fees on its passenger tickets. These taxes and fees include transportation taxes, airport passenger facility charges, and arrival and departure taxes. These taxes and fees are legal assessments on the customer. As the Company has a legal obligation to act as a collection agent with respect to these taxes and fees, we do not include such amounts in passenger revenue. The Company records a liability when the amounts are collected and derecognizes the liability when payments are made to the applicable government agency or operating carrier.

F-12	(Continued)

COPA HOLDINGS, S. A. AND SUBSIDIARIES

Notes to the consolidated financial statements

Cargo and courier services

Cargo and courier services are recognized when the Company provides and completes the shipping services as requested by the client and the risks on merchandise and goods are transferred.

Other revenue is primarily comprised of excess baggage charges, commissions earned on tickets sold for flights on other airlines, and charter flights, and are recognized when transportation or service is provided.

Frequent flyer program

On July 1, 2015, the Company launched its frequent flyer program, whose objective is to reward customer loyalty through the earning of miles whenever the programs holders make certain flights. The miles or points earned can be exchanged for flights on Copa or any of other Star Alliance partners’ airlines.

When a passenger elects to receive frequent flyer miles in connection with a flight, the Company recognizes a portion of the ticket sales as revenue when the air transportation is provided and recognizes a deferred liability (Frequent flyer deferred revenue) for a portion of the ticket sale representing the value of the related miles as a multiple-deliverable revenue arrangement, in accordance with IFRIC 13: Customer loyalty programs. To determine the amount of revenue to be deferred, the Company estimates and allocates the fair value of the miles that were essentially sold along with the airfare, based on an weighted average ticket value less fulfillment discount, which incorporates the expected redemption of miles including such factors as redemption pattern, cabin class, loyalty status and geographic region.

For the short and long term classification of the frequent flyer deferred revenue the Company use data arising from models that includes estimates based on redemption rates projected by management and clients’ behavior.

Furthermore, the Company estimates miles earned by members which will not be redeemed for an award before they expire (breakage). A statistical model that estimates the percentages of points that will not be redeemed before expiration is utilized to estimate breakage. The breakage and the fair value of the miles are reviewed annually.

In addition, the Company sells miles to non-airline businesses with which it has marketing agreements. The main contracts to sell miles are relate to co-branded credit card relationships with two major banks in the region. The Company determined the selling prices of miles according to a negotiated rate.

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

The amounts paid to United were recognized by the Company through a deduction under “Passenger revenue” in the consolidated statement of profit or loss and the Company had no further payment or service obligation with respect to the mileage credits.

F-13	(Continued)

COPA HOLDINGS, S. A. AND SUBSIDIARIES

Notes to the consolidated financial statements

United pays the Company a per mile rate for every mile flown by a Mileage Plus Member redeeming miles on a Copa Airlines or Copa Colombia flight. The rates paid by United depend on the class of service, the flight length, and the availability of the reward.

This revenue received from United is recorded in “Passenger revenue” in the accompanying consolidated statement of profit or loss as flight services are provided to the passenger.

(e)	Cash and cash equivalents

Cash and cash equivalents in the statement of financial position, comprise cash on hands and in banks, money market accounts, and time deposits with original maturities of three months or less from the date of purchased.

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

The Company’s financial assets include cash and cash equivalents, short and long - term investments and accounts receivable.

(i)	Initial recognition and derecognition

Financial assets are classified, at initial recognition, as financial assets at fair value through profit or loss, receivables, held to maturity investments, or as derivatives designated as hedging instruments in an effective hedge, as appropriate. All financial assets are recognized initially at fair value plus directly attributable transaction costs, except in the case of financial asset at fair value through profit and loss.

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

The Company invests in short-term deposits with original maturities of more than three months but less than one year. Additionally, the Company invests in long-term deposits with maturities greater than one year. These investments are classified as short and long-term investments, respectively, in the accompanying consolidated statement of financial position. All of these investments are classified as held-to-maturity securities and are subsequently measured at amortized cost using the Effective Interest Rate (EIR) method, less impairment, since the Company has determined that it has the intent and ability to hold the securities to maturity.

Amortized cost is calculated by taking into account any discount or premium on acquisition and fees or costs that are an integral part of the EIR. The EIR amortization is included in finance income in the consolidated statement of profit or loss. Restricted cash and cash equivalents are classified within short-term and long-term investments and are held as collateral for letters of credit or correspond to balances not available for use due to exchange control restrictions in Venezuela.

•	Receivables

Accounts receivable are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. These financial instruments, which generally have 30 days terms, are initially recognized and carried at the original invoice amount, since recognition of interest under the amortized cost would be immaterial, less a provision for impairment. Losses arising from impairment are recognized under “Other operating expenses” in the consolidated statement of profit or loss.

The Company records its best estimate of provision for impairment of receivables, on the basis of various factors, including varying customer classifications, agreed upon credit terms, and the aging of the individual debt.

When the Company considers that there are no realistic prospects of recovery of the asset, the relevant amounts are written off. If the amount of impairment loss subsequently decreases and the decrease can be related objectively to an event occurring after the impairment was recognized, then the previously recognized impairment loss is reversed through profit or loss.

The Company considers that there is evidence of impairment if any of the following indicators are present:

•	the debtor is in a state of permanent disability

•	the Company has exhausted all legal and/or administrative recourse

•	where the account exceeds one year without decreases

•	when there are not documents that establishing the debt.

F-15	(Continued)

COPA HOLDINGS, S. A. AND SUBSIDIARIES

Notes to the consolidated financial statements

(iii)	Offsetting financial instruments

Financial assets and liabilities are offset and the net amount reported in the balance sheet when there is a legally enforceable right to offset the recognized amounts and there is an intention to settle on a net basis or realize the asset and settle the liability simultaneously. The legally enforceable right must not be contingent on future events and must be enforceable in the normal course of business and in the event of default, insolvency or bankruptcy of the Company or the counterparty.

Non- derivative financial liabilities

(i)	Initial recognition and derecognition

The Company’s financial liabilities include trade and other payables and loans and borrowings.

Financial liabilities are classified as financial liabilities at fair value through profit or loss, loans and borrowings, or derivatives designated as hedging instruments in an effective hedge, as appropriate. The Company determines the classification of its financial liabilities at initial recognition.

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

Amortized cost is calculated by taking into account any discount or premium on acquisition and fees or costs that are an integral part of the EIR. The EIR amortization is included under finance cost in the consolidated statement of profit or loss.

•	Other financial liabilities

Other financial liabilities are initially recognized at fair value, including directly attributable transaction costs. Subsequent to initial recognition, they are measured at amortized cost using the EIR method.

F-16	(Continued)

COPA HOLDINGS, S. A. AND SUBSIDIARIES

Notes to the consolidated financial statements

Gain and losses are recognized in the consolidated statement of profit or loss when the liabilities are derecognized as well as through the amortization process.

Derivative financial instruments and hedging activities

Derivative instruments are initially recognized at fair value on the date on which a derivative contract is entered into and are subsequently remeasured at their fair value.

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

The Company also documents its assessment, both at hedge inception and on an ongoing basis, of whether the derivatives that are used in hedging transactions, as expected, are highly effective in offsetting changes in fair values or cash flows of hedged items.

Any gain or loss on the hedging instrument relating to the effective portion of a cash flow hedge is recognized in the consolidated statement of comprehensive income. The gain or loss relating to the ineffective portion is recognized immediately in the consolidated statement of profit or loss.

Amounts recognized as other comprehensive income are transferred to the statement of profit or loss when the hedged transaction affects profit or loss, such as when the hedged financial income or financial expense is recognized. When the hedged item is the cost of a non-financial asset or non-financial liability, the amounts recognized as other comprehensive income are transferred to the initial carrying amount of the non-financial asset or liability.

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

COPA HOLDINGS, S. A. AND SUBSIDIARIES

Notes to the consolidated financial statements

Evidence of impairment may include indicators that the debtors or the group of debtors are experiencing financial difficulty, default or delinquency in interest or principal payments, the probability that they will enter bankruptcy or other financial reorganization, and observable data indicating that there is a measurable decrease in the estimated future cash flows.

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

The amount of any impairment loss identified is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows (excluding future expected credit losses that have not yet been incurred). The present value of the estimated future cash flows is discounted at the financial asset’s original EIR.

The carrying amount of the asset is reduced and the loss recorded in the consolidated statement of profit or loss.

Impairment of non – financial assets

The Company assesses at each reporting date whether there is an indication that an asset or its cash-generating unit (CGU) may be impaired. If any such indication exists, or when annual impairment testing for an asset is required, the Company estimates the asset’s or CGU’s recoverable amount. The recoverable amount is the higher of an asset’s or its CGU’s fair value less costs to sell and its value in use. The recoverable amount is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or group of assets. When the carrying amount of an asset or CGU exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount.

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

For assets, excluding goodwill, an assessment is made at each reporting date to determine whether there is any indication that previously recognized impairment losses no longer exist or may have decreased. If such indication exists, the Company estimates the asset’s or CGU’s recoverable amount.

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

Passenger traffic commissions are recognized as expense when transportation is provided and the related revenue is recognized. Passenger traffic commissions paid but not yet recognized as expense are included under “Prepaid expenses” in the accompanying consolidated statement of financial position.

(j)	Maintenance deposit

Until December 31, 2014, the Company made payments for engine overhauls under power by the hour agreements (“PBH”). Payments related to engine overhauls under PBH agreements were recognized as other assets until the maintenance event occurred, at which time the actual maintenance costs are capitalized and, amortized over the expected period until the next event. During 2016, the Company has used the entire balance of this deposit.

Currently, the Company maintains PBH agreements covering minor maintenance events, which are recognized as an expense when they occur.

(k)	Property and equipment

Property and equipment comprise mainly airframe, engines, and other related flight equipment. All property and equipment are stated at cost, net of accumulated depreciation and accumulated impairment losses, if any. Under IAS 16 “Property, Plant and Equipment”, major maintenance events, including major engine overhauls, are treated as a separate asset component with the cost capitalized and depreciated over the period until the next major event. All other replacement spares and costs relating to maintenance of fleet assets are charged to the consolidated statement of profit or loss on consumption or as incurred. Depreciation is calculated on a straight-line basis over the estimated useful lives of the assets and considering residual value as follows:

Property and equipment	Estimate useful life (years)	Residual Value
Airframe and engines	27	15%
Aircraft components (rotable parts)	30	15%
Ground equipment	10	—
Furniture, fixture, equipment and other	5-10	—
Major maintenance events	1-8	—
Leasehold improvements	lesser of remaining lease term or useful life	—

F-19	(Continued)

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

The residual values, useful lives, and methods of depreciation of property and equipment are reviewed at each financial year-end and adjusted prospectively, if appropriate.

During 2016, as result of the annual review of the useful life, the Company concluded that airframe and engines are now expected to remain in operations for 27 years from the purchase date. As consequence the expected useful life of the fleet decreased by 3 years (see note 12).

The land owned by the Company is recognized at cost less any accumulated impairment.

(l)	Leases

The determination of whether an arrangement is, or contains, a lease is based on the substance of the arrangement at inception date. The arrangement is assessed for whether the fulfillment of the agreement is dependent on the use of a specific asset or assets or the arrangement conveys a right to use the asset, even if that right is not explicitly specified in an arrangement.

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

The Company as lessor

(i)	Operating leases

When assets are leased under operating leases, the asset is included in the consolidated statement of financial position according to its nature. Revenue from operating leases is recognized over the lease term on a straight-line basis.

Initial direct costs incurred by the Company in negotiating and arranging an operating lease are added to the carrying amount of the leased asset and recognized as an expense over the lease term on the same basis as the related lease income.

F-20	(Continued)

COPA HOLDINGS, S. A. AND SUBSIDIARIES

Notes to the consolidated financial statements

The Company as lessee

(ii)	Operating leases

Leases where the lessor effectively retains substantially all the risks and benefits of ownership of the leased item are classified as operating leases.

Operating lease payments are recognized as an expense in the consolidated statement of profit or loss on a straight-line basis over the lease term.

(iii)	Finance leases

Leases where the lessor substantially transfers all the risks and benefits of ownership of the leased item are classified as finance leases.

The leased assets are measured initially at an amount equal to the lower of their fair value and the present value of the minimum lease payments. Minimum lease payments made under finance leases are apportioned between the finance expense and the reduction of the outstanding liability. The finance expense is allocated to each period during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability; these are recognized as finance cost in the consolidated statement of profit or loss.

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

After initial recognition, goodwill is measured at cost less any accumulated impairment losses. For the purpose of impairment testing, goodwill acquired in a business combination is, from the acquisition date, allocated to each of the Company’s CGU or group of CGU’s that are expected to benefit from the combination, irrespective of whether other assets or liabilities of the acquiree are assigned to those units. When the recoverable amount of the CGU is less than its carrying amount, an impairment loss is recognized. Impairment losses relating to goodwill cannot be reversed in future periods.

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

Intangible assets with indefinite useful lives are not amortized but are tested for impairment at least annually, either individually or at the CGU level. The assessment of indefinite life is reviewed annually to determine whether the indefinite life continues to be supportable. If not, the change in useful life from indefinite to finite is made on a prospective basis.

Gains and losses arising from the derecognition of an intangible asset are measured as the difference between the net disposal proceeds and the carrying amount of the asset and are recognized in the consolidated statement of profit or loss when the asset is derecognized.

The Company´s intangible assets and the policies applied are summarized as follows:

•	Licenses and software rights

Acquired computer software licenses are capitalized on the basis of the costs incurred to acquire and bring to use the specific software. These costs are amortized using the straight-line method over their estimated useful lives (from three to eight years).

Costs associated with developing or maintaining computer software programs are recognized as an expense as incurred. Costs that are directly associated with the production of identifiable and unique software products controlled by the Company and that are estimated to generate economic benefits exceeding costs beyond one year, are recognized as intangible assets. Direct costs include the software development employee costs and an appropriate portion of relevant overheads. These costs are amortized using the straight-line method over their estimated useful lives (from five to fifteen years).

Computer software development costs recognized as assets are amortized using the straight-line method over their estimated useful lives that ranged between three and five years.

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

Revenues arises come principally from foreign operations, and according to the Panamanian Fiscal Code, these foreign operations are not subject to income tax in Panama.

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

The Company is also is subject to local tax regulations in each of the other jurisdictions where it operates, the great majority of which are related to the taxation of income.

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

Deferred tax assets are recognized for all deductible temporary differences, the carry forward of unused tax credits and unused tax losses. Deferred tax assets are recognized to the extent that it is probable that taxable profit will be available against which the deductible temporary differences and the carry forward of unused tax credits and unused tax losses can be utilized, except:

•	when the deferred tax asset relating to the deductible temporary difference arises from initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither accounting profit nor taxable profit or loss

F-23	(Continued)

COPA HOLDINGS, S. A. AND SUBSIDIARIES

Notes to the consolidated financial statements

•	in respect of deductible temporary differences associated with investments in subsidiaries, associates, and interests in joint ventures, deferred tax assets are recognized only to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilized.

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

Deferred tax liabilities are recognized for all taxable temporary differences, except:

•	when the deferred tax liability arises from the initial recognition of goodwill or an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither accounting profit nor taxable profit or loss

•	in respect of taxable temporary differences associated with investments in subsidiaries, associates, and interests in joint ventures, when the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the year when the asset is realized or the liability settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the reporting date.

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

Borrowing costs directly attributable to the acquisition, construction, or production of any qualifying asset, that necessarily takes a substantial period of time to get ready for its intended use or sale, are capitalized as part of the cost of the asset during that period of time.

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

For certain operating leases, the Company is contractually obliged to return aircraft in a defined condition. The Company accrues for restitution costs related to aircraft held under operating leases throughout the duration of the lease. Restitution costs are based on the net present value of the estimated costs of returning the aircraft and are recognized in the consolidated statement of profit or loss under “Maintenance, material and repairs”. These costs are reviewed annually and adjusted as appropriate.

(q)	Employee benefits

Defined benefit plan

The Company sponsors a defined benefit plan, which require contributions to be made to separately administered fund.

The calculation of defined benefit obligation is performed annually by a qualified actuary using the projected unit credit actuarial cost method (PUC).

Remeasurements of the net defined benefit liability, which comprise actuarial gain and losses, the return on plan assets and the effect of the assets ceiling (if any), are recognized immediately in other comprehensive income. The Company determines the net interest by applying the discount rate to the net defined benefit liability or asset. The Company recognizes the following changes in the net defined benefit obligation in the consolidated statement of profit or loss.

Share-based payments

Employees (including senior executives) of the Company receive remuneration in the form of share-based payment transactions, whereby employees render services as consideration for equity instruments (equity-settled transactions).

The cost of equity-settled transactions is recognized, together with a corresponding increase in additional paid in capital in equity, over the period in which the performance and/or service conditions are fulfilled. The cumulative expense recognized for equity-settled transactions at each reporting date until the vesting date reflects the extent to which the vesting period has expired and the Company’s best estimate of the number of equity instruments that will ultimately vest. Expense or credit for a period represents the movement in cumulative expense recognized as of the beginning and end of that period and is recognized under “Salaries and benefits” expense in the consolidated statement of profit or loss (note 24).

Termination benefits

Termination benefits are payable when employment is terminated by the Company before the normal retirement date, or whenever an employee accepts voluntary redundancy in exchange for these benefits. The Company recognizes termination benefits when it is demonstrably committed to either terminating the employment of current employees according to a detailed formal plan without realistic possibility of withdrawal, or providing termination benefits as a result of an offer made to encourage voluntary redundancy.

F-25	(Continued)

COPA HOLDINGS, S. A. AND SUBSIDIARIES

Notes to the consolidated financial statements

4.	Significant accounting judgments, estimates and assumptions

The preparation of the Company’s consolidated financial statements requires management to make judgments, estimates, and assumptions that affect the reported amounts of revenues, expenses, assets, and liabilities and the accompanying disclosures and the disclosure of contingent liabilities. Uncertainty about these assumptions and estimates could result in outcomes that require a material adjustment to the carrying amount of assets or liabilities in future periods.

Judgments

In the process of applying the Company’s accounting policies, management has made judgments, which has the most significant effect on the amounts recognized in the consolidated financial statements in the following areas:

•	Leases

The Company enters into lease contracts on some of the aircraft it operates. The Company assesses, based on the terms and conditions of the arrangements, whether or not substantially all risks and rewards of ownership of the aircraft it leases have been transferred/retained by the lessor to determine the appropriate accounting classification of the contracts as an operating lease or finance lease.

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

Impairment exists when the carrying value of an asset or CGU exceeds its recoverable amount, which is the higher of its fair value less costs to sell and its value in use. The fair value less costs to sell calculation is based on available data from binding sales transactions, conducted at arm’s length, for similar assets or observable market prices less incremental costs for disposing of the asset. The value in use calculation is based on a discounted cash flow model. The cash flows are derived from the budget for the next five years and do not include restructuring activities that the Company is not yet committed to or significant future investments that will enhance the asset’s performance of the CGU being tested. The recoverable amount is most sensitive to the discount rate used for the discounted cash flow model as well as the expected future cash-inflows and the growth rate used for extrapolation purposes (see note 15).

•	Property and equipment

The Company’s management has determined that the salvage value of the airframe, engines, and components (rotable parts) owned is 15% of the cost of the asset, so the depreciation of flight equipment is made accordingly. Annually, management reviews the useful life and salvage value of each of these assets (see note 12).

F-26	(Continued)

COPA HOLDINGS, S. A. AND SUBSIDIARIES

Notes to the consolidated financial statements

•	Maintenance provision

The recording of maintenance provisions related to return conditions on aircraft leases requires management to make estimates of the future costs associated with the maintenance events required under the lease return condition and estimates of the expected future maintenance condition of the aircraft at the time of lease expiry. These estimates take into account current costs of these maintenance events, estimates of inflation surrounding these costs as well as assumptions surrounding utilization of the related aircraft. Any difference in the actual maintenance cost incurred and the amount of the provision is recorded in maintenance expense in the period. The effect of any changes in estimates, including changes in discount rates, inflation assumptions, cost estimates, or lease expiries, is also recognized in maintenance expense in the period (see note 20).

•	Share-based payments

The Company measures the cost of equity-settled transactions with employees by reference to the fair value of the equity instruments at the date at which they are granted. Estimating fair value for share-based payment transactions requires determination of the most appropriate valuation model, which is dependent on the terms and conditions of the grant. This estimate also requires determination of the most appropriate inputs to the valuation model including the expected life of the share option, volatility, and dividend yield and making assumptions about them. The assumptions and models used for estimating fair value for share-based payment transactions are disclosed in note 24.

•	Revenue recognition – expired tickets

The Company recognizes estimated fare revenue for tickets that are expected to expire (unused) based on historical data and experience. Estimating the expected expire tickets requires management’s judgment, among other things, the historical data and experience is an indication of the future customer behavior.

•	Multiple deliverable revenue arrangements - Frequent flyer program

The Company recognizes a portion of the proceeds from the sale of tickets as frequent-flyer deferred revenue, reflecting the value of the related miles earned by the passenger in a multiple element revenue arrangement. Pursuant to IFRIC 13, the Company estimates the fair value of the miles sold along with the ticketed flight using a blended calculation of rates charged when miles are sold to other partners and the average value of a mile flown by a customer. Also, the Company estimates and reduces the liability for the value of miles earned but expected to expire unused, based on historical experience of comparable partner airlines.

•	Taxes

The Company believes that tax positions taken are reasonable. However, various taxing authorities may challenge the positions taken resulting in additional liabilities for taxes and interest that may become payable in future years as a result of audits by the tax authorities.

The tax positions involve considerable judgment on the part of management and tax positions are reviewed and adjusted to account for changes in circumstances, such as lapsing of applicable statutes of limitations, conclusions of tax audits, additional exposures based on identification of new issues, or court decisions affecting a particular tax issue. Actual results could differ from estimates (see note 21).

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

All assets and liabilities for which fair value is measured or disclosed in the financial statements are categorized within the fair value hierarchy, described as follows, based on the lowest level input that is significant to the fair value measurement as a whole (see note 27.7 for further disclosures):

i)	Level 1 - Quoted (unadjusted) market prices in active markets for identical assets or liabilities.

ii)	Level 2 - Valuation techniques for which the lowest level input that is significant to the fair value measurement is directly or indirectly observable.

iii)	Level 3 - Valuation techniques for which the lowest level input that is significant to the fair value measurement is unobservable. The inputs to these models are taken from observable markets where possible, but where this is not feasible, a degree of judgment is required in establishing fair values. Judgments include considerations of inputs such as liquidity risk, credit risk and volatility. Changes in assumptions about these factors could affect the reported fair value of financial instruments.

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

As part of the implementation of IFRS 15 and IFRS 16, the Company has actively participated in a specialized airline industry accounting group, which is conformed by various airline members, accounting firms and the staff of the International Air Transport Association (IATA). The objective of this group is to discuss the nature and volume of implementation questions to adopt uniform accounting policies about these new standards within the airline industry. It has also begun to undertake evaluation efforts of the new standards as explained below.

F-28	(Continued)

COPA HOLDINGS, S. A. AND SUBSIDIARIES

Notes to the consolidated financial statements

IFRS 15 Revenue from contracts with customers

The new standard provides a framework that replaces existing revenue recognition guidance in IFRS. Entities will apply a five-step model to determine when to recognize revenue, and at what amount. During April, 2016 the IASB issued an amendment to this standard, introducing some clarification and guidance to identifying performance obligations, accounting for licenses of intellectual property and the principal versus agent assessment.

The model specifies that revenue should be recognized when (or as) an entity transfers control of goods or services to a customer at the amount to which the entity expects to be entitled. Depending on whether certain criteria are met, revenue is recognized:

•	over time, in a manner that depicts the entity’s performance; or

•	at a point in time, when control of the goods or services is transferred to the customer.

The Company plans to adopt IFRS15 in its consolidated financial statements for the annual period beginning on January 1, 2018.

The new standard permits two methods of adoption:

•	full retrospective method: presenting the effect of the adoption in each of the prior years reported

•	the cumulative catch-up method: recognizing the impact in the retained earnings of the date of adoption.

Once the Company determines the impact of the new rule, it will conclude which is the more adequate method to apply for the adoption.

In both scenarios, the cumulative effect of applying the new standard is recognized in the retained earnings.

The Company has begun evaluation and implementation efforts but has remaining analysis required in 2017. The Company is already assessing the potential impact on its consolidated financial statements that may result from the application of IFRS 15 and has identified some contracts or services related to the passenger or cargo services that are likely to be affected. Some of the contracts under review, include, but are not limited to the following matters which are generally anticipated to impact the airline industry as a whole:

•	Passenger ticket contract: considerations about these contracts are at what level and when revenues take place today, including items such as passenger tickets, exchange fees, interline revenue, redemptions, ancillary fees, commissions, agency sales, vouchers, etc.

•	Ancillary services: evaluation of key services under the performance obligation criteria, and contracts to sell services over time, including bags, exchange fees, upgrades fees and other fees.

•	Interline contract: interline gross versus net considerations on selling tickets for another airline.

•	Loyalty program contract: considerations about loyalty status, interline loyalty transactions, and loyalty points valuations.

•	Co-Brand contract: multiple customers in this contract related to points earn by the passenger and marketing related to the credit card with the bank.

F-29	(Continued)

COPA HOLDINGS, S. A. AND SUBSIDIARIES

Notes to the consolidated financial statements

•	Cargo contract: considerations on principal or agent accounting for sales and services for other providers and interline.

At this stage, the Company is not able to estimate the impact of the new rule on the consolidated financial statements. The Company will continue with the assessment of the standard throughout 2017.

IFRS 16 Leases

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

As a lessee, the Company can either apply the standard using a:

•	retrospective approach; or

•	modified retrospective approach with optional practical expedients

The lessee has to apply the election consistently to all of its leases. The Company has not yet determined which transition approach to apply.

As a lessor, the Company is not required to make any adjustment for leases in which it is a lessor.

The new standard is effective for annual periods beginning on or after January 1, 2019, early adoption is permitted for entities that apply IFRS 15. The Company is in the primary activities for the implementation of this standard, with topics that will be evaluating include, but are not limited to:

•	assessment of the maintenance obligation as part of the right of use of the leased aircraft

•	assessment of the lease term

•	contracts in the airports hub and non-hub, about if there is genuine right of substitution of the airport

•	implicit rate in the lease contract

At this point, the most significant impact identified is that the Company will recognize new assets (right of use) and liabilities in lieu of its operating leases of aircraft. For other facilities as real estate, airport and terminals, sales offices, and general offices, the Company is assessing which of these contracts will meet the definition of a lease in the scope of IFRS 16 (see note 13) in a case by case basis. At this stage, the Company is not able to estimate the impact of the new rule on the consolidated financial statements.

The Company will continue with the assessment of the standard and expects to disclose its transition approach and quantitative information before adoption. The Company is also evaluating an early adoption of the standard.

F-30	(Continued)

COPA HOLDINGS, S. A. AND SUBSIDIARIES

Notes to the consolidated financial statements

Amendments to IAS 7 Statement of cash flows on the disclosure initiative

The amendment is part of the IASB’s disclosure initiative and requires an entity to provide disclosures that enable users of financial statements to evaluate changes in liabilities arising from financing activities, including both changes arising from cash flows and non-cash changes.

These amendments are effective for annual periods beginning on or after January 1, 2017. The Company is evaluating the disclosure of this amendment and plans to adopt it on the required effective date.

Amendments to IAS 12 Recognition of deferred tax assets for unrealized losses

These amendments on the recognition of deferred tax assets for unrealized losses clarify how to account for deferred tax assets related to debt instruments measured at fair value.

These amendments are effective for annual periods beginning on or after January 1, 2017. Based on the deferred tax assets held as of December 31, 2016, the Company does not believe that new recognition requirements of IAS 12 would have a material impact on the actual accounting for financial instruments and financial liabilities.

Amendments to IFRS 2 Share based payments

This amendment clarifies the measurement basis for cash-settled, share-based payments and the accounting for modifications that change an award from cash-settled to equity-settled.

The amendment is effective for annual periods beginning on or after January 1, 2018. Based on the actual share - based payment’s plans, the Company does not expect any significant impact.

IFRS 9 Financial Instruments

The new standard includes revised guidance on the classification and measurement of financial assets, including impairment, and supplements the new hedge accounting principles published in 2013. IFRS 9 contains three principal classification categories for financial assets measured at: amortized cost, fair value through other comprehensive income (FVOCI), and fair value through profit or loss (FVTPL). Otherwise, the new standard retains almost all of the existing requirements in IAS 39 for financial liabilities.

The new standard is effective for annual periods beginning on or after January 1, 2018, early adoption is permitted. Based on the financial instrument held as December 31, 2016, the Company does not believe that new classification requirements of IFRS 9 would have a material impact on the actual accounting for financial instruments and financial liabilities.

Amendments to IFRS 4 Insurance contracts

The amended standard will give all companies that issue insurance contracts the option to recognize in other comprehensive income, rather than profit or loss, the volatility that could arise when IFRS 9 is applied before the new insurance contracts standard is issued; and give companies whose activities are predominantly connected with insurance an optional temporary exemption from applying IFRS 9 until 2021. The entities that defer the application of IFRS 9 will continue to apply the existing financial instruments standard— IAS 39.

The amendment is effective for annual periods beginning on or after January 1, 2018, and is not to be relevant to the Company.

F-31	(Continued)

COPA HOLDINGS, S. A. AND SUBSIDIARIES

Notes to the consolidated financial statements

Amendment to IAS 40 Investment property

These amendments clarify that to transfer to, or from, investment properties there must be a change in use. To conclude if a property has changed use there should be an assessment of whether the property meets the definition. This change must be supported by evidence.

The amendment is effective for annual periods beginning on or after January 1, 2018, and is not expected to be relevant to the Company.

Annual improvements 2014–2016

These amendments impact 3 standards:

•	IFRS 1,’ First-time adoption of IFRS’, regarding the deletion of short-term exemptions for first-time adopters regarding IFRS 7, IAS 19, and IFRS 10 effective 1 January 2018.

•	IFRS 12,’Disclosure of interests in other entities’ regarding clarification of the scope of the standard. These amendments should be applied retrospectively for annual periods beginning on or after 1 January 2017.

•	IAS 28,’Investments in associates and joint ventures’ regarding measuring an associate or joint venture at fair value effective 1 January 2018.

The amendments are not expected to be relevant to the Company.

IFRIC 22 Foreign currency transactions and advance consideration

This IFRIC addresses foreign currency transactions or parts of transactions where there is consideration that is denominated or priced in a foreign currency. The interpretation provides guidance for when a single payment/receipt is made as well as for situations where multiple payments/receipts are made. The guidance aims to reduce diversity in practice.

The amendment is effective for annual periods beginning on or after January 1, 2018, and is not expected to be relevant to the Company.

6.	Segment reporting

The Company’s business activities are conducted as one operating segment – Air transportation, the reporting results for which are regularly reviewed by management for purposes of analyzing its performance and making decisions about resource allocations. Information concerning operating revenue by principal geographic area for the period ended December 31 is as follows (in millions):

	2016	2015	2014
North America	$638.9	$559.6	$554.6
Panama	371.6	374.2	374.7
Central America and Caribbean	273.6	289.0	284.7
Brazil	245.4	290.6	395.6
Colombia	146.1	174.2	267.2
Venezuela	25.1	47.3	281.5
Others South America	521.1	515.2	546.8

	$2,221.8	$2,250.1	$2,705.1

The Company attributes revenue to the geographical areas based on point of sales. Our tangible assets and capital expenditures consist primarily of flight and related ground support equipment, which is mobile across geographic markets and, therefore, has not been allocated.

F-32	(Continued)

COPA HOLDINGS, S. A. AND SUBSIDIARIES

Notes to the consolidated financial statements

7.	Cash and cash equivalents

	2016	2015
Checking and saving accounts	$173,943	$120,304
Time deposits of no more than ninety days	57,500	38,320
Overnight deposits	99,933	45,897
Cash on hand	311	194

	$331,687	$204,715

As of December 31, 2016 and 2015, the Company’s cash and cash equivalents, are free of restriction or charges that could limit its availability.

The cash balance in Venezuela as of December 2016 and 2015 is $0.5 million and $13.4 million, respectively (see note 27.2)

Time deposits earned interest based on rates determined by the banks in which the instruments are held, ranging between 0.42% and 1.00% for investments in U.S. dollar in 2016 (2015: between 0.20% and 3.75%).

8.	Investments

	2016	2015
Short-term -
Time deposits between 90 and 365 days	$483,002	$416,005
Margin call	—	64,228

	$483,002	$480,233

Long term -
Time deposits of more than 365 days	$953	$861

	$953	$861

Time deposits earned interest based on rates determined by the banks in which the instruments are held. The use of the time deposits depends on the cash requirements of the Company and bear interest at rates ranging between 1.00% and 3.75% for investments denominated in U.S. dollar (2015: between 0.20% and 3.75%).

As of December 31, 2016, the Company does not maintain any investment denominated in Venezuelan Bolivar. During 2015, investment denominated in Venezuelan Bolivar held interest at rates ranging between 1% and 15.25%.

As of December 31, 2015, the Company maintained margin calls to secure derivative financial instrument transactions (see note 27.1).

F-33	(Continued)

COPA HOLDINGS, S. A. AND SUBSIDIARIES

Notes to the consolidated financial statements

9.	Accounts receivable

	2016	2015
Credit cards	$65,052	$53,813
Travel agencies and airlines clearing house	36,318	25,561
Cargo, mail and other travel agencies	9,278	10,873
Trade receivables due from related parties	499	642
Government	1,957	6,160
Other	6,735	11,725

	119,839	108,774
Provision for impairment	(3,739)	(2,997)

	$116,100	$105,777

Current	114,143	105,777
Non - current	1,957	—

	$116,100	$105,777

See detail of trade receivables due from related parties in note 22.

As of December 31, 2016, the Company maintained a non-current account receivable with a government institution for $1.9 million.

The maturity of the portfolio at each year-end is as follows:

	2016	2015
Neither past due nor impaired	$110,524	$73,465
Past due 1 to 30 days	711	3,611
Past due 31 to 60 days	914	9,883
More than 60 days	3,951	18,818

	116,100	105,777
Impaired	3,739	2,997

Total accounts receivable	$119,839	$108,774

Neither past due nor impaired accounts receivable are those that do not show delays in their payments, according to the payment date agreed with the customer.

Movements in the provision for impairment of receivables are as follows:

	2016	2015	2014
Balance at beginning of year	$(2,997)	$(3,691)	$(4,248)
(Additions) reversals	(1,511)	71	(1,851)
Bad debts written-off	769	623	2,408

Balance at end of year	$(3,739)	$(2,997)	$(3,691)

F-34	(Continued)

COPA HOLDINGS, S. A. AND SUBSIDIARIES

Notes to the consolidated financial statements

10.	Expendable parts and supplies

	2016	2015
Material for repair and maintenance	$71,876	$58,882
Purchases in transit	—	15
Other inventories	3,101	3,738

	74,977	62,635
Allowance for obsolescence	(475)	(388)

	$74,502	$62,247

The amount of expendable parts and supplies recognized as an expense in the consolidated statement of profit or loss under “Maintenance, material and repairs” amounts to $24.7 million, $27.2 million and $25.9 million, for the years ended December 31, 2016, 2015 and 2014, respectively.

11.	Prepaid expenses

	2016	2015
Prepaid taxes	$12,755	$18,474
Prepaid rent	6,707	8,698
Prepaid commissions	4,649	4,713
Prepaid insurance	772	755
Prepaid other	33,524	16,027

	$58,407	$48,667

“Prepaid other” mainly includes operating expenses related to management of fuel. As of December 31, 2016, “Prepaid other” includes $20 million paid in advance to GE Engines Services, LLC, for the purpose of future maintaining services related to aircraft engines.

F-35	(Continued)

COPA HOLDINGS, S. A. AND SUBSIDIARIES

Notes to the consolidated financial statements

12.	Property and equipment

	Land	Airframe	Engines	Purchase deposits for flight equipment	Aircraft components	Ramp and miscellaneous flight equipment	Furniture, fixture, equipment a and other	Leasehold improvements	Construction in progress	Total
Cost -
Balance at January 1, 2016	$6,301	$1,805,216	$1,075,108	$243,070	$150,037	$43,037	$25,947	$35,866	$10,054	$3,394,636
Transfer of pre-delivery payments	—	16,551	11,034	(27,585)	—	—	—	—	—	—
Additions	—	39,218	24,284	34,680	30,846	3,026	1,878	73	7,435	141,440
Disposals	—	(6,451)	(13,580)	—	(16,781)	(604)	(1,226)	(98)	—	(38,740)
Adjustments	—	100	—	—	—	—	2,363	—	—	2,463
Reclassifications	—	—	—	—	(340)	(289)	645	9,140	(10,896)	(1,740)

Balance at December 31, 2016	$6,301	$1,854,634	$1,096,846	$250,165	$163,762	$45,170	$29,607	$44,981	$6,593	$3,498,059
Accumulated depreciation -
Balance at January 1, 2016	$—	$(425,420)	$(209,991)	$—	$(36,013)	$(28,549)	$(21,891)	$(22,119)	$—	$(743,983)
Depreciation for the year	—	(72,599)	(47,882)	—	(12,321)	(3,724)	(2,284)	(4,246)	—	(143,056)
Disposals	—	—	438	—	13,149	524	1,220	12	—	15,343
Adjustments	—	(14)	—	—	—	—	(2,667)	—	—	(2,681)
Reclassifications	—	—	—	—	(99)	(116)	41	174	—	—

Balance at December 31, 2016	$—	$(498,033)	$(257,435)	$—	$(35,284)	$(31,865)	$(25,581)	$(26,179)	$—	$(874,377)
Carrying Amounts -
At December 31, 2015	$6,301	$1,379,796	$865,117	$243,070	$114,024	$14,488	$4,056	$13,747	$10,054	$2,650,653

At December 31, 2016	$6,301	$1,356,601	$839,411	$250,165	$128,478	$13,305	$4,026	$18,802	$6,593	$2,623,682

F-36	(Continued)

COPA HOLDINGS, S. A. AND SUBSIDIARIES

Notes to the consolidated financial statements

	Land	Airframe	Engines	Purchase deposits for flight equipment	Aircraft components	Ramp and miscellaneous flight equipment	Furniture, fixture, equipment a and other	Leasehold improvements	Construction in progress	Total
Cost -
Balance at January 1, 2015	$6,301	$1,608,730	$954,654	$321,175	$143,635	$39,740	$25,308	$28,580	$7,716	$3,135,839
Transfer of pre-delivery payments	—	96,701	64,468	(161,169)	—	—	—	—	—	—
Additions	—	110,991	55,986	83,064	11,605	2,827	2,269	3,190	9,751	279,683
Disposals	—	(11,206)	—	—	(5,567)	(25)	(864)	(881)	(2,343)	(20,886)
Reclassifications	—	—	—	—	364	495	(766)	4,977	(5,070)	—

Balance at December 31, 2015	$6,301	$1,805,216	$1,075,108	$243,070	$150,037	$43,037	$25,947	$35,866	$10,054	$3,394,636
Accumulated depreciation -
Balance at January 1, 2015	$—	$(362,137)	$(171,102)	$—	$(34,102)	$(26,560)	$(18,197)	$(18,405)	$—	$(630,503)
Depreciation for the year	—	(72,904)	(38,889)	—	(5,592)	(3,214)	(2,774)	(4,229)	—	(127,602)
Disposals	—	9,621	—	—	3,720	23	581	177	—	14,122
Reclassifications	—		—	—	(39)	1,202	(1,501)	338	—	—

Balance at December 31, 2015	$—	$(425,420)	$(209,991)	$—	$(36,013)	$(28,549)	$(21,891)	$(22,119)	$—	$(743,983)
Carrying Amounts -
At December 31, 2014	$6,301	$1,246,593	$783,552	$321,175	$109,533	$13,180	$7,111	$10,175	$7,716	$2,505,336

At December 31, 2015	$6,301	$1,379,796	$865,117	$243,070	$114,024	$14,488	$4,056	$13,747	$10,054	$2,650,653

The amount of $34.7 million corresponds to the advance payments on aircraft purchase contracts during 2016 (2015: $83.1 million).

As of December 31, 2016, the carrying amount of the asset acquired under finance leases is $463.4 million (2015: $433.6 million).

Aircraft with a carrying value of $1.7 billion are pledged as collateral for the obligation of the special purpose entities as of December 31, 2016 (2015: $1.8 billion).

The depreciation expense amounted $143.1 million during 2016 (2015: $127.6 million and 2014: $108.1 million)

As of December 31, 2016 and 2015, construction in progress mainly comprises remodeling projects for airport facilities.

During 2016, as result of the annual review of the useful life, the Company concluded that airframe and engines are now expected to remain in operations for 27 years from the purchase date. As consequence the expected useful life of the fleet decreased by 3 years. The effects of these changes on actual and expected depreciation expense of the current fleet, included in the operational expenses in the consolidated statement of profit or loss, amounts to $11.8 million per year.

F-37	(Continued)

COPA HOLDINGS, S. A. AND SUBSIDIARIES

Notes to the consolidated financial statements

13.	Leases

Finance leases

The Company entered into finance leases of aircraft through Japanese Operating Leases with Call Option (JOLCO) arrangements. These arrangements establish semiannual payments of obligations, and have a minimum lease term of 10 years, with a purchase option at the end of the lease.

As of December 31, 2016, the scheduled future minimum lease rental payments required under financial leases are as follows:

	Future minimum lease payments	Interest	Present value of minimum lease payments
Up to one year	$39,016	$14,524	$38,407
One to five years	152,880	48,979	139,322
Over five years	366,131	32,727	288,638

Total minimum lease rental payments	$558,027	$96,230	$466,367

As of December 31, 2015, the scheduled future minimum lease rental payments required under financial leases are as follows:

	Future minimum lease payments	Interest	Present value of minimum lease payments
Up to one year	$35,315	$13,893	$34,753
One to five years	157,267	52,231	141,820
Over five years	347,692	35,710	265,044

Total minimum lease rental payments	$540,274	$101,834	$441,617

Assets acquired under finance leases are classified under property and equipment, and the finance leases are classified as long - term debt (see note 17).

During the years ended 2016 and 2015, the Company’s non-cash investing and financing transactions are composed of the acquisition of a new aircraft that are financed using JOLCO structure in the amounts of $46.0 million and $276.0 million, respectively.

F-38	(Continued)

COPA HOLDINGS, S. A. AND SUBSIDIARIES

Notes to the consolidated financial statements

Operating leases

As of December 31, 2016, the scheduled future minimum lease payments required under aircraft and non-aircraft operating leases that have initial non-cancellable lease terms in excess of one year are as follows:

	Aircraft	Others
Up to one year	$118,656	$15,172
One to five years	342,155	78,523
Over five years	51,831	18,905

Total minimum lease rental payments	$512,642	$112,600

Total lease expense amounts to $138.8 million, $142.2 million and $129.7 million for the years ended December 31, 2016, 2015 and 2014, respectively.

The Company leases some of the aircraft it operates under long-term lease agreements with an average duration of 10 years. Aircraft under operating leases may be renewed in accordance with management’s business plan.

Other leased assets include real estate, airport and terminal facilities, sales offices, maintenance facilities, and general offices. Most leases agreements include renewal options; a few have escalation clauses, but no purchase options.

Because the lease renewals are not considered to be reasonably assured, the lease payments that would be due during the renewal periods are not included in the determination of lease expenses until the leases are renewed. Leasehold improvements are amortized over the contractually committed lease term, which does not include the renewal periods.

Since 2015, the Company is the lessor of two aircraft, as part of the strategy of fleet management, in order to optimize the use of aircraft in relation to the routes scheduled for that year. Each lease is scheduled to expire in 2020. The carrying amount of the two aircraft under operating leases is up to $39.3 million (2015: $41.6 million).

Total lease income amounts to $3.5 million and $1.9 million for the years ended December 31, 2016 and 2015, respectively, included under “Cargo, mail, and other” in the accompanying consolidated statement of profit or loss.

As of December 31, 2016, the future minimum lease receivables under non–cancellable leases are receivable as follows:

	2016	2015
Up to one year	$3,480	$3,480
One to five years	8,555	12,035

Total minimum lease rental payments	$12,035	$15,515

F-39	(Continued)

COPA HOLDINGS, S. A. AND SUBSIDIARIES

Notes to the consolidated financial statements

14.	Net pension asset

	2016	2015
Prepaid pension assets	$25,946	$22,273

Post employment benefits	(16,498)	(14,468)
Other employee benefits	(622)	(1,755)

Total employee benefits liability	$(17,120)	$(16,223)

Net pension asset	$8,826	$6,050

The Company contributes to the following defined benefit plans in Panama law:

Seniority premium plan: it covers all employees eligible for the seniority premium as provided by the Company. Employees are fully vested in their benefit upon leaving the Company. The benefits consist of 1.92% of eligible earnings accumulated for each year of service.

Indemnity plan: it covers all employees eligible for the indemnity plan as provided by the Company. The benefits consist of 6.54% of eligible earnings accumulated for each year of service.

The actuarial liability is recognized for the legal obligation under the formal terms of the plan, and for the implied projections as required under IAS 19R. These actuarial projections do not constitute a legal obligation for the Company.

The following table shows reconciliation from the opening balance to the closing balances for net pension asset and its components:

	Defined benefit obligation	Fair value of assets	Other employee benefits liability	Defined benefit assets (liability)
At January 1, 2016	$(14,468)	$22,273	$(1,755)	$6,050
Current service cost	(1,724)	—	—	(1,724)
Interest (cost) income	(516)	689	—	173
Return on plan assets greater (less)				—
than discount rate	—	518		518
Experience gain (loss)	(1,052)	—	—	(1,052)
Invesment return	—	27	—	27
Gross benefits paid	—	(513)	—	(513)
Assumption changes	(67)	—	—	(67)
Employer contributions	—	3,970	—	3,970
Benefits paid	1,329	(1,018)	(75)	236
Adjustments	—	—	1,208	1,208

At December 31, 2016	$(16,498)	$25,946	$(622)	$8,826

F-40	(Continued)

COPA HOLDINGS, S. A. AND SUBSIDIARIES

Notes to the consolidated financial statements

	Defined benefit obligation	Fair value of assets	Other employee benefits liability	Defined benefit assets (liability)
At January 1, 2015	$(12,778)	$18,559	$(3,259)	$2,522
Current service cost	(1,638)	—	—	(1,638)
Interest cost	(422)	532	—	110
Return on plan assets greater (less)		—		—
than discount rate	—	701		701
Experience (gain) loss	(809)	—	—	(809)
Invesment return	—	105	—	105
Gross benefits paid	—	(599)	—	(599)
Assumption changes	222	—	—	222
Employer contributions	—	3,749	—	3,749
Benefits paid	957	(774)	—	183
Adjustments	—	—	1,504	1,504

At December 31, 2015	$(14,468)	$22,273	$(1,755)	$6,050

As of December 31, 2016 and 2015, the plan assets are comprised totally by fixed term deposits.

The following were the principal actuarial assumptions at the reporting date:

	2016	2015
Economic assumptions -
Discount rate	3.37%	3.45%
Compensation - salary increase	4%	4%
Demographic assumptions -
Mortality	RP - 2000 no collar
Termination	13% all ages
Retirement
Males	62 years
Females	57 years

Reasonably possible changes at the reporting date to one of the relevant actuarial assumptions, holding other assumptions constant, would have affected the defined benefit obligation by the amount shown below:

	31 december 2016		31 december 2015
	Increase	Decrease	Increase	Decrease
Discount rate (0.5% movement)	$(410)	$434	$(366)	$388
Salary rate (0.5% movement)	122	(117)	114	(109)

F-41	(Continued)

COPA HOLDINGS, S. A. AND SUBSIDIARIES

Notes to the consolidated financial statements

15.	Intangible assets

		Other intangibles assets
	Goodwill	License and Software rights	Intangible in process	Total
Cost -
Balance at January 1, 2015	$20,380	37,663	24,474	82,517
Additions	—	121	19,297	19,418
Reclassifications	—	26,090	(26,090)	—
Disposals	—	(65)	—	(65)

Balance at December 31, 2015	20,380	63,809	17,681	101,870
Additions	—	73	14,401	14,474
Disposals	—	(1,546)	—	(1,546)
Impairment loss			(5,931)	(5,931)
Reclassifications	—	11,813	(10,073)	1,740

Balance at December 31, 2016	20,380	74,149	16,078	110,607
Amortization -
Balance at January 1, 2015	$—	(25,222)	—	(25,222)
Amortization for the year	—	(7,287)	—	(7,287)
Disposals		65		65

Balance at December 31, 2015	—	(32,444)	—	(32,444)
Amortization for the year	—	(10,207)	—	(10,207)
Disposals		1,546		1,546

Balance at December 31, 2016	—	(41,105)	—	(41,105)
Carrying amounts -
At December 31, 2015	$20,380	$31,365	$17,681	$69,426

At December 31, 2016	$20,380	$33,044	$16,078	69,502

The amortization expense amounted $10.2 million during 2016 (2015: $7.3 million and 2014: $7.0 million).

Goodwill

During both 2015 and 2014, the goodwill acquired through the Company’s past Colombia business combinations was allocated to the domestic and international routes comprising the CGUs of Copa Colombia. Through analysis it was estimated that the recoverable amount for goodwill was $269.1 million at December 31, 2015 by comparing the income approach via the discounted cash flow method and the market approach via the guideline public company method, based on the assessment that they were the most appropriate methods for estimating the recoverable amount of the CGUs.

During 2016, as a result of certain restructuring efforts, the Company has determined that a change in CGU was appropriate with all goodwill being attributable to consolidated air transportation services.

The Company performed its annual impairment test in October 2016 and the recoverable amount was estimated at $3,491.4 million, an amount far in excess of the $20.4 million of goodwill recorded.

F-42	(Continued)

COPA HOLDINGS, S. A. AND SUBSIDIARIES

Notes to the consolidated financial statements

The cash flows beyond the five–year period are extrapolated using a 3.0% growth rate. It was concluded that no impairment charge is necessary since the estimated recoverable amount of the CGU exceed its carrying value by approximately 97%.

Key assumptions used in value in use calculations

The calculations of value in use of the CGU, is sensitive to the following assumptions:

•	Revenue – the Company calculated the projected passenger revenue based on the current beliefs, expectations and projections about future events and financial trends affecting its business.

•	Cash flows - determination of the terminal value is based on the present value of the Company’s cash flows in perpetuity. When estimating the cash flow for use in the residual value calculation, it is essential to clearly define the normalized cash flows level, the appropriate discount rate for the degree of risk inherent in that return stream and a constant future growth rate for the related cash flows. To estimate the value, the Gordon Growth Model was used.

•	Discount rates – The selected rate of 10.5%, represents the current market assessment of the risks specific to each CGU, taking into consideration the time value of money and individual risks of the underlying assets that have not been incorporated in the cash flow estimates. The discount rate calculation is based on the specific circumstances of the Company and its operating segment and is derived from its weighted average cost of capital (WACC). The WACC takes into account both debt and equity. The cost of equity is derived from the expected return on investment by the Company’s investors. The cost of debt is based on the interest-bearing borrowings the Company is obliged to service. Segment-specific risk is incorporated by applying individual beta factors. The beta factors are evaluated annually based on publicly available market data.

Sensitivity to changes in assumptions

•	The Company estimated that a reduction to 9.5% or an increase to 11.5% in the discount rate would not cause the carrying amounts to exceed the recoverable amount.

F-43	(Continued)

COPA HOLDINGS, S. A. AND SUBSIDIARIES

Notes to the consolidated financial statements

Other intangible assets

Intangible assets in process

During 2016, the Company evaluated the recoverability of the development cost generated in a project in process related to some systems; as result of this the evaluation, the Company recognized an impairment of $5.9 million of incurred cost that will no longer generate probable future economic benefits.

Intangible assets in process as of December 31, 2016 mainly comprises the improvements to the reservation system.

During 2016, the Company capitalized $11.8 million deployment of new operating and administrative systems and improvements and auxiliary programs for FFP.

Intangible assets in process as of December 31, 2015 mainly comprises the deployment of new operating and administrative systems and improvements and auxiliary programs for FFP.

During 2015, the Company capitalized $14.3 million of the new business process management software and the new frequent flyer program (“FFP”). —

16.	Other assets

	2016	2015
Current -
Interest receivable	$6,741	$5,267
Others	909	679

	7,650	5,946

Non current -
Guaranty deposits	10,401	12,692
Maintenance deposits	—	22,111
Deposits for litigation	12,482	10,497
Complementary tax	14,863	9,567
Tax credit	11,535	7,026
Other assets	4,182	6,300

	53,463	68,193

	$61,113	$74,139

Guarantee deposits are mainly amounts paid to fuel suppliers, as required at the inception of the agreements (see note 22).

Maintenance deposits mainly refer to payments made in prior years by the Company for overhaul covered by power by the hour arrangements to be used for future engine maintenance events. During 2016, the Company has used the entire balances of these deposits.

Deposit for litigation is paid into the escrow account until the related dispute is settled (see note 20).

Complementary tax corresponds to advance payments of taxes which are credited to future payments from tax dividends in Panama.

F-44	(Continued)

COPA HOLDINGS, S. A. AND SUBSIDIARIES

Notes to the consolidated financial statements

Tax credit corresponds to tax credit to recover (income tax and value added tax) in the differents countries where the Company operates.

17.	Debt

	2016	2015
Long term fixed rate debt (secured fixed rate indebteness due through 2025 effective rates ranged from 1.81% to 5.58%)	$702,454	$782,511
Long term variable rate debt (secured variable rate indebteness due through 2026 effective rates ranged from 0.90% to 2.23%)	398,178	418,186
Loans payables (variable rate indebteness due through 2017 effective rates ranged from 1.88% to 1.98%)	83,500	100,000

	1,184,132	1,300,697
Current maturities	(222,718)	(245,514)

Long - term debt	$961,414	$1,055,183

Maturities of long-term debt for the next five years are as follows:

Year ending December 31,
2017	222,718
2018	164,317
2019	163,851
2020	113,097
2021	90,524
Thereafter	429,625

$1,184,132

As of December 31, 2016, long term fixed rate debt included $416.3 million ($437.6 million at December 31, 2015) and long term variable debt included $45.4 million corresponding to finance leases (see note 13).

As of December 31, 2016 and 2015, the Company had $446.5 million and $525.2 million of outstanding indebtedness, respectively, that is owed to financial institutions under financing arrangements guaranteed by the Export-Import Bank of the United States. The Export-Import Bank guarantees support 80% of the net purchase price of the aircraft and are secured with a first priority mortgage on the aircraft in favor of a security trustee on behalf of Export-Import Bank.

The Company’s Export-Import Bank supported financings are amortized on a quarterly basis, are denominated in U.S. Dollars and originally bear interest at a floating rate linked to LIBOR. The Export-Import Bank guaranteed facilities typically offer an option to fix the applicable interest rate. The Company has exercised this option with respect to $286.1 million as of December 31, 2016 ($344.9 million as of December 31, 2015).

In the past, the Company has extended the maturity of some of its aircraft financing to 15 years through the use of a “Stretched Overall Amortization and Repayment,” or SOAR, structure which provides serial draw-downs, calculated to result in a 100% loan accreting to a recourse balloon at the maturity of the Export-Import Bank guaranteed loan. The Company currently has 4 aircraft finance with SOAR structure which had an outstanding balance of $24.8 million as of December 31, 2016 (2015: $36.2 million).

F-45	(Continued)

COPA HOLDINGS, S. A. AND SUBSIDIARIES

Notes to the consolidated financial statements

As of December 31, 2016, the loan payable in the amount of $83.5 million (2015: $100 million) resulted from the use of the line of credit(see note 26 for information regarding financial covenants related to the Company’s financial agreement).

The detail of finance cost and income is as follows:

	2016	2015	2014
Finance income -
Interest income on short - term bank deposits	$675	$3,662	$2,514
Interest income on investment	12,325	22,285	15,552

	$13,000	$25,947	$18,066

Finance cost -
Interests expense on bank loans	$(32,647)	$(30,866)	$(24,936)
Interests expense on derivatives	—	—	(1,968)
Interest on factoring	(4,377)	(2,289)	(2,625)

	$(37,024)	$(33,155)	$(29,529)

18.	Trade, other payables and financial liabilities

	2016	2015
Account payable	$104,176	$94,741
Account payable to related parties	8,681	5,605

	112,857	100,346

Other Payables and financial liabilities -
Fuel derivative instruments	2,801	114,443
Severance and vacation payable	3,193	2,831
Others	1,586	1,349

	7,580	118,623

	$120,437	$218,969

See details of account due to related parties in note 22.

The Company periodically enters into fuel derivative instruments, with the purpose of providing a short-to mid-term economic hedge against sudden and significant increases in jet fuel prices. However, the use of these instruments does not satisfy the requirement for hedge accounting (see note 27.1.).

19.	Accrued expenses payable

	2016	2015
Accruals and estimations	$41,603	$53,620
Labor related provisions	38,513	29,328

	$80,116	$82,948

F-46	(Continued)

COPA HOLDINGS, S. A. AND SUBSIDIARIES

Notes to the consolidated financial statements

Accruals and estimations mainly include the accrual for formal agreements with third parties for operational maintenance events. The cost of these agreements are billed by power by the hour and charged to the consolidated statement of profit or loss.

As of December 31, 2016 and 2015, accruals and estimations include the estimated balance of the current portion of the provision for return condition of $2.3 million and $11.1 million, respectively (see note 20).

Labor related provisions include a profit-sharing program for both management and non-management personnel. For members of management, profit-sharing is based on a combination of the Company’s performance as a whole and the achievement of individual goals. Profit-sharing for non-management employees is based solely on the Company’s performance. The accrual at year-end represents the amount expensed for the current year, which is expected to be settled within 12 months.

20.	Other long-term liabilities

	Provision for litigations	Provision for return condition	Other long term liabilities	Total
Balance at January 1, 2016	$11,840	$51,605	$2,034	$65,479
Increases	589	35,523	363	36,475
Used	(3)	(28,829)	—	(28,832)
Effect of movements in exchange rates	1,892	—	—	1,892

Balance at December 2016	$14,318	$58,299	$2,397	$75,014

Current	—	2,320	—	2,320
Non current	14,318	55,979	2,397	72,694

	$14,318	$58,299	$2,397	$75,014

Provision for litigation

Provisions for litigation in process and expected payments related to labor legal cases.

The Company is the plaintiffs in an action filed against Empresa Brasileira de Infraestrutura Aeroportuária (“INFRAERO”), Brazil’s airport operator, in October of 2003 challenging the legality of the Additional Airport Tariffs (Adicional das Tarifas Aeroportuárias, or ATAERO), which is a 50% surcharge imposed on all airlines which fly to Brazil. Similar suits have been filed against INFRAERO by other major airline carriers. In its case, the court of first instance ruled in favor of INFRAERO and the Company has appealed the judgment. While the litigation is still pending, the Company continues to pay the ATAERO amounts due into an escrow account and as of December 31, 2016, the aggregate amount in such account totaled $12.8 million (2015: $12.9 million).

In the event that the Company receives a final unfavorable judgment it will be required to release the escrowed fund to INFRAERO and will not be able to recover such amounts. The Company does not, however, expect the release of such amounts to have a material impact on its financial results since these amounts already had been expensed.

Provision for return condition

For operating leases, the Company is contractually obliged to return aircraft in a defined condition. The Company accrues for restitution costs related to aircraft held under operating leases throughout the duration of the lease. As of December 31, 2016 and 2015, the Company presented the estimated balance of the current portion of this provision as “Accrued expenses payable” in the consolidated statement of financial position (see note 19).

F-47	(Continued)

COPA HOLDINGS, S. A. AND SUBSIDIARIES

Notes to the consolidated financial statements

Other long-term liabilities

Other long-term liabilities included principally the provision for the non-compete agreement created for payment to senior management related to covenants not to compete with the Company in the future (relative to the $3.1 million trust fund). This provision is accounted for as other long-term employee benefits under IAS 19R Employee benefits. The accrued amount is revalued annually using the projected benefit method as required by IAS 19R.

21.	Income taxes

	2016	2015	2014
Current taxes expense -
Current period	$(31,666)	$(30,435)	$(47,308)
Adjustment for prior period	(127)	(1,228)	(776)

	$(31,793)	$(31,663)	$(48,084)
Deferred taxes expenses -
Origination and reversal of temporary differences	(6,478)	(1,096)	11,445

Total income tax expense	$(38,271)	$(32,759)	$(36,639)

During the year 2016, the deferred tax balances have been re-measured as a result of the change in Colombia’s tax rate 40% for short term position and 37% and 33% for long term position according to the law N°1819 published on December, 29, 2016. Deferred tax expected to reverse in the year 2017, has been measured using the effective rate that will apply in Colombia for the period (40%).

The balances of deferred taxes are as follows:

	Statement		Statement of
	of financial position		profit or loss
	2016	2015	2016	2015	2014
Deferred tax liabilities
Intangible assets	$—	$—	$—	$—	$(561)
Maintenance deposits	(23,790)	(21,504)	2,286	5,866	1,197
Prepaid dividend tax	(12,432)	(7,132)	5,300	—	(7,000)
Property and equipment	(7,878)	(9,466)	(1,588)	3,579	(1,212)
Other	(6,028)	(16,160)	(10,132)	11,692	1,480
Set off tax	5,154	21,397	16,243	(24,568)	4,433

	$(44,974)	$(32,865)	$12,109	$(3,431)	$(1,663)
Deferred tax assets
Provision for return conditions	$7,606	$12,023	$4,417	$(11,203)	$(316)
Air traffic liability	1,015	1,320	305	1,076	1,683
Fuel derivative	107	4,510	4,403	94	(4,604)
Other provisions	4,613	1,528	(3,085)	4,716	(2,112)
Tax Loss	10,152	14,724	4,572	(14,724)	—
Set off tax	(5,154)	(21,397)	(16,243)	24,568	(4,433)

	$18,339	$12,708	$(5,631)	$4,527	$(9,782)

	$(26,635)	$(20,157)	$6,478	$1,096	$(11,445)

F-48	(Continued)

COPA HOLDINGS, S. A. AND SUBSIDIARIES

Notes to the consolidated financial statements

The deferred tax assets include an amount of $10.1 million which relates to carried forward tax losses of AeroRepública, S. A. (“Copa Colombia”) in 2015 of approximately $35.5 million. During 2016 the subsidiary generated a tax profit. The Company has concluded that the de ferred assets will be recoverable using the estimated future taxable income based on the approved business plans for the subsidiary. The subsidiary is expected to generate taxable income from 2017 onwards. The Company expects to use the remaining tax losses within the next five years, even these tax losses can be carried forward indefinitely.

The aggregate amount of temporary differences associated with investments in subsidiaries, for which deferred tax liabilities have not been recognized, is $62.7 million as of December 31, 2016 (2015: $49.5 million).

Reconciliation of the effective tax rate is as follows:

	Tax rate	2016	Tax rate	2015	Tax rate	2014
Net income (loss)		$334,544		$(224,974)		$361,669
Total income tax expense		38,271		32,759		36,639

Profit (loss) excluding income tax		372,815		(192,215)		398,308

Income taxes at Panamanian statutory rates	25.0%	93,204	25.0%	(48,054)	25.0%	99,577
Panamanian gross tax election
Effect of tax rates in non - panamanian jurisdictions	(2.6%)	(9,730)	(11.4%)	21,986	(4.5%)	(17,811)
Exemption in non - taxable countries	(12.2%)	(45,330)	(30.0%)	57,599	(11.5%)	(45,903)
Under provided in prior periods	0.03%	127	(0.6%)	1,228	0.2%	776

Provision for income taxes	10.2%	$38,271	(17.0%)	$32,759	9.2%	$36,639

22.	Accounts and transactions with related parties

	2016	2015
Account receivable -
Assa Compañía de Seguros, S. A.	$479	$642
Editora del Caribe, S. A.	15	—
Petroleos Delta, S. A.	5	—

	$499	$642

Account payable -
Petróleos Delta, S. A.	$7,504	$4,115
Assa Compañía de Seguros, S. A.	687	764
Desarrollos Inmobiliarios del Este, S. A.	421	501
Motta International, S. A.	25	23
Cable Onda	21	—
Galindo, Arias & López	16	197
Others	7	5

	$8,681	$5,605

F-49	(Continued)

COPA HOLDINGS, S. A. AND SUBSIDIARIES

Notes to the consolidated financial statements

Transactions with related parties for the year ended December 31 are as follows:

Related party	Transaction	Amount of transaction 2016	Amount of transaction 2015	Amount of transaction 2014
Petróleos Delta, S. A.	Purchase jet fuel	229,899	248,944	395,763
ASSA Compañía de Seguros, S. A.	Insurance	7,128	9,170	9,950
Desarrollo inmobiliario del Este, S. A.	Property leasing	3,795	2,982	2,959
Profuturo Administradora de Fondos de Pensión y Cesantía	Payments	3,238	—	—
Motta International	Purchase	1,646	1,290	1,553
Cable Onda, S. A.	Communications	1,625	—	—
GBM International, Inc.	Technological Support	272	533	—
Galindo, Arias & López	Legal Services	341	271	399
Global Brands Panamá, S. A.	Purchase	67	47	—
Lubricantes Delta, S. A.	Fuel accesories	63	—	—
Editora del Caribe, S. A.	Advertising	(162)	22	—
Banco General, S. A.	Interest income	$(1,284)	$(1,301)	$(1,113)

Banco General, S. A.: The Company’s controlling shareholders have a vote and a decision within the board of directors of BG Financial Group, which is the controlling company of Banco General. Likewise, Banco General, S. A. owns ProFuturo Administradora de Fondos de Pensión y Cesantía S.A., which manage the Company’s reserves for pension purposes.

Petróleos Delta, S. A.: Since 2005, the fuel company entered into a contract with the Company to meet its jet fuel needs. The contract’s term is two years, and the last contract subscribed was on June, 2016. As of December 31, 2016, the Company maintained guarantee deposits with Petróleos Delta in the amount of $7 million (2015: $10 million) recorded as “Other non-current assets” in the consolidated statement of financial position. While the Company’s controlling shareholders do not hold a controlling equity interest in Petróleos Delta, S. A., various members of the Company’s Board of Directors are also board members of Petróleos Delta, S. A.

ASSA Compañía de Seguros, S. A.: An insurance company controlled by the Company’s controlling shareholders that provides substantially all of the Company’s policies.

Desarrollo Inmobiliario del Este, S. A.: The Company leases five floors consisting of approximately 119,700 square feet of the building from Desarrollo Inmobiliario, an entity controlled by the same group of investors that controls Corporación de Inversiones Aéreas, S. A. (“CIASA”). CIASA owns 100% of the class B shares of the Company.

Motta Internacional, S. A: & Global Brands, S. A.: The Company purchases most of the alcohol and other beverages served on its aircraft from Motta Internacional, S. A. and Global Brands, S. A., both of which are controlled by the Company’s controlling shareholders.

GBM international, Inc.: provides systems integration and computer services, as well as technical services and enterprise management. A member of the Company’s Board of Directors is shareholder of GBM International, Inc.

Galindo, Arias & López: Certain partners of Galindo, Arias & López (a law firm) are indirect shareholders of CIASA and serve on the Company’s Board of Directors.

F-50	(Continued)

COPA HOLDINGS, S. A. AND SUBSIDIARIES

Notes to the consolidated financial statements

Editora del Caribe, S. A.: this Panamanian publisher is responsible for publishing the official journal of Copa Airlines “Panorama of the Americas”. A member of the Company’s Board of Directors is shareholder of Editora del Caribe, S. A.

Cable Onda S.A.: The Company is responsible for providing television and internet broadcasting services in Panamá. A member of the Company’s Board of Directors is shareholder of Cable Onda, S. A.

Compensation of key management personnel

Key management personnel compensation is as follows:

	2016	2015	2014
Short-term employees benefits	$3,763	$3,570	$3,766
Post-employment pension	72	68	72
Share-based payments	5,799	3,023	3,527

	$9,634	$6,661	$7,365

The Company has not set aside any additional funds for future payments to executive officers, other than one pursuant to a non-compete agreement for $3.1 million established in 2006 (see note 20).

23.	Equity

Common stock

The authorized capital stock consists of 80 million shares of common stock without par value, divided into Class A shares, Class B shares, and Class C shares. As of December 31, 2016, the Company had 33,743,286 Class A shares issued (2015: 33,455,857) and 31,112,356 shares outstanding (2015: 31,017,102), 10,938,125 Class B shares issued and outstanding (2015: 10,938,125), and no Class C shares outstanding. Class A and Class B shares have the same economic rights and privileges, including the right to receive dividends.

•	Class A shares

The holders of the Class A shares are not entitled to vote at our shareholders’ meetings, except in connection with the following specific matters: (i) a transformation of the Company into another corporate type; (ii) a merger, consolidation, or spin-off of the Company, (iii) a change of corporate purpose; (iv) voluntarily delisting Class A shares from the NYSE; (v) and any amendment to the foregoing special voting provisions adversely affecting the rights and privileges of the Class A shares.

•	Class B shares

Every holder of Class B shares is entitled to one vote per share on all matters for which shareholders are entitled to vote. The Class B shares may only be held by Panamanians, and upon registration of any transfer of a Class B share to a holder that does not certify that it is Panamanian, such Class B share shall automatically convert into a Class A share.

For transferees of Class B shares will be required to deliver to the Company a written certification of their status as Panamanian as a condition to registering the transfer to them of Class B shares.

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

Class A shares are listed on the NYSE under the symbol “CPA.” The Class B shares and Class C shares will not be listed on any stock exchange unless the Board of Directors determines that it is in the best interest of the Company to list the Class B shares on the Panama Stock Exchange.

Dividends

The payment of dividends on shares is subject to the discretion of the Board of Directors. Under Panamanian law, the Company may pay dividends only out of retained earnings and capital surplus. The Articles of Incorporation provide that all dividends declared by the Board of Directors will be paid equally with respect to all of the Class A and Class B shares.

In February 2016, the Board of Directors of the Company approved to change the dividend policy to base the calculation of the payment of yearly dividends to shareholders in an amount of up to 40% of the prior year’s annual consolidated underlying net income, distributed in equal quarterly installments upon board ratifications.

In 2016, the Company paid quarterly dividends in the amount of $0.51 per share (2015: $0.84 per share).

Treasury stock

When shares recognized as equity are repurchased, the amount of the consideration paid, which includes directly attributable cost net of any tax effects, is recognized as a deduction from equity and presented separately in the balance sheet. When treasury shares are sold or reissued subsequently, the amount received is recognized as an increase in equity, and the resulting surplus or deficit on the transaction is presented within share premium.

Since treasury stock is not considered outstanding for share count purposes, it is excluded from average common shares outstanding for basic and diluted earnings per share.

In November 2014, the Board of Directors of the Company approved a $250 million share repurchase program. Purchases will be made from time to time, subject to market and economic conditions, applicable legal requirements, and other relevant factors.

In the first quarter of 2015, the Company repurchased 167,650 shares for a total amount of $17.9 million.

During September 2015, the Company entered into an Accelerated Share Repurchase (“ASR”) with Citibank for a period of approximately 3 months for a total amount of $100 million. On December 15, 2015, the Bank delivered to the Company 1,960,250 shares, recognized at the settlement price of $51.01 per share.

F-52	(Continued)

COPA HOLDINGS, S. A. AND SUBSIDIARIES

Notes to the consolidated financial statements

24.	Share-based payments

The Company has established equity compensation plans under which it administers restricted stock, stock options, and certain other equity-based awards to attract, retain, and motivate executive officers, certain key employees, and non-employee directors to compensate them for their contributions to the growth and profitability of the Company. Shares delivered under this award program may be sourced from treasury stock, or authorized unissued shares.

The Company’s equity compensation plans are accounted for under IFRS 2 Share-Based Payment (“IFRS 2”). IFRS 2 requires companies to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award or at fair value of the award at each reporting date, depending on the type of award granted. The fair value is estimated using option-pricing models. The resulting cost is recognized over the period during which an employee is required to provide service in exchange for the award, which is usually the vesting period.

The total compensation cost recognized for non-vested stock and options awards was $7.5 million, $4.0 million, and $4.7 million in 2016, 2015, and 2014 respectively, and was recorded as a component of “Salaries and benefits” within operating expenses.

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

COPA HOLDINGS, S. A. AND SUBSIDIARIES

Notes to the consolidated financial statements

A summary of the terms and conditions, properly approved by the Compensation Committee of our Board of Directors, relating to the grants of the non-vested stock award under the equity compensation plan is as follows:

Grant Date	Number of instruments	Vesting, Conditions	Contractual life
June, 2012	4,547	15% first two anniversaries	5 years
		20% third anniversary
		30% fourth anniversary
		20% fifht anniversary
February, 2013	19,786	15% first three anniversaries	5 years
		25% fourth and 30% fifth anniversary
February, 2014	26,309	One-third every anniversary	3 years
February, 2015	13,709	One-third every anniversary	3 years
April, 2015	4,915	15% first three anniversaries	5 years
		25% fourth 30% fifth anniversary
June, 2015	10,920	One-third every anniversary	3 years
June, 2015	4,912	Third anniversary	3 years
June, 2015	6,750	15% first three anniversaries	5 years
		25% fourth 30% fifth anniversary
December, 2015	429	Third anniversary	3 years
February, 2016	18,680	One-third every anniversary	3 years
February, 2016	332	One-third every anniversary	3 years
February, 2016	147,000	15% first three anniversaries	5 years
		25% fourth 30% fifth anniversary
February, 2016	63,000	Fifth anniversary	5 years
May, 2016	7,899	15% first three anniversaries	5 years
		25% fourth 30% fifth anniversary
May, 2016	4,739	One-third every anniversary	3 years
June, 2016	25,280	One-third every anniversary	3 years
June, 2016	7,925	Third anniversary	3 years
Sept, 2016	6,668	Third anniversary	3 years
Sept, 2016	1,668	One-third every anniversary	3 years
Sept, 2016	3,337	One-third every anniversary	3 years

Non-vested stock awards were measured at their fair value on the grant date. For the 2016 grants, the fair value of these non-vested stock awards was $59.94, $63.3 per share, at February and May, respectively, and $59.94 per share at June and September (2015; $115.1 and $81.4 per share in February and June, respectively).

F-54	(Continued)

COPA HOLDINGS, S. A. AND SUBSIDIARIES

Notes to the consolidated financial statements

A summary of the non-vested stock award activity under the plan as of December 31, 2016 and 2015 with changes during these years is as follows (in number of shares):

	2016	2015
Non-vested at January 1st	139,962	199,786
Granted	291,872	36,291
Vested	(94,208)	(94,704)
Forfeited	(4,443)	(1,411)

Non-vested at December 31st	333,183	139,962

The Company uses the accelerated attribution method to recognize the compensation cost for awards with graded vesting periods. The Company estimates that the remaining compensation cost, not yet recognized for the non-vested stock awards, is $13.1 million (2015: $3.0 million) with a weighted average remaining contractual life of 2.8 years (2015: 2.6 years). Additionally, the Company estimates that the 2017 compensation cost related to these plans amount to $5.7 million.

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

The weighted-average fair value of the stock options at the grant date was $22.3 and was estimated using the Black-Scholes option-pricing model assuming an expected dividend yield of 0.58%, expected volatility of approximately 37.8% based on historical volatility, weighted average risk-free interest rate of 4.59%, and an expected term of 6 years calculated under the simplified method.

A summary of the options award activity under the plan as of December 31, 2016 and 2015 and changes during the year is as follows (in number of shares):

	2016	2015
Outstanding at January 1st	20,940	20,940
Exercised	(1,046)	—

Outstanding at December 31st	19,894	20,940

The Company uses the accelerated method to recognize the compensation cost for stock options. There is no additional compensation cost to be recognized for stock options. This option award will expire on March, 2017.

The Company plans to make additional equity-based awards under the plan from time to time, including additional non-vested stock and stock option awards. The Company anticipates that future employee non-vested stock and stock option awards granted pursuant to the plan will generally vest over a three-year period and the stock options will carry a ten-year term.

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

Diluted earnings per share amounts are calculated by dividing the net profit (loss) attributable to ordinary equity holders of the parent by the weighted average number of ordinary shares outstanding during the year plus the weighted average number of ordinary shares that would be issued on conversion of all the dilutive potential ordinary shares into ordinary shares, when the effect of their inclusion is dilutive (decreases earnings per share or increases loss per share). For the year ended December 2016, the number of potential ordinary shares was immaterial.

The computation of the income (loss) and share data used in the basic and diluted earnings per share are as follows:

	2016	2015	2014
Basic earnings per share -
Net income (loss)	$334,544	$(224,974)	$361,669
Weighted-average shares outstanding	42,036	43,716	44,162
Non - Vested dividend participating non vested awards	322	145	219

	42,358	43,861	44,381

	7.90	(5.13)	8.15

	2016	2015	2014
Diluted earnings per share -
Net income (loss)	$334,544	$(224,974)	$361,669
Weighted-average shares outstanding used for basic earnings per share	42,358	43,861	44,381
Share options on issue	5	8	12

	42,363	43,869	44,393

	7.90	(5.13)	8.15

26.	Commitments and contingencies

Purchase contracts

As of the December 31, 2016, the Company subscribed two (2) purchase contracts with Boeing. The first contract entails four (4) firm orders of Boeing 737 Next Generation aircraft, which will be delivered between 2017 and 2018, while the second contract entails seventy-one (71) firm orders of Boeing 737 MAX aircraft, which will be delivered between 2018 and 2025.

The firm orders have an approximate value of $9.5 billion based on aircraft list prices, including estimated amounts for contractual price escalation and pre-delivery deposits.

F-56	(Continued)

COPA HOLDINGS, S. A. AND SUBSIDIARIES

Notes to the consolidated financial statements

Covenants

As a result of the various aircraft financing contracts entered into by the Company, the Company is required to comply with certain financial covenants. These covenants, among other things, require the Company to maintain earnings before income taxes, depreciation, amortization, and restructuring, or rent cost (“EBITDAR”) to a fixed charge ratio of at least 2.5 times, a minimum tangible net worth of $160 million, an EBITDAR to a finance charge expense ratio of at least 2.0 times, a net borrowings to Company’s capitalization ratio of less than 92%, a total liability plus operating leases minus operating cash to tangible net worth ratio of less than 5.5, a long-term obligations to an EBITDAR ratio of less than 6.0, a minimum unrestricted cash balance of $50 million, and a minimum of $75 million in available cash, cash equivalents, and short-term investments.

As of December 31, 2016, the Company was in compliance with all required covenants.

The Company received a technical waiver in early 2016 from each of the lenders under the senior term loan facility relating to the EBITDAR to fixed charges covenant. These waivers permit to the Company disregard the Venezuela foreign currency translation loss in calculating the EBITDAR to fixed charges ratio for 2015 and 2016. After giving effect to these waivers, the Company complied with all required covenants as of December 31, 2015.

Labor Unions

Approximately 62% of the Company’s 8,733 employees are unionized. There are currently nine (9) union organizations, five (5) covering employees in Panama and four (4) covering employees in Colombia. The Company traditionally had good relations with its employees and all the unions and expects to continue to enjoy good relations with its employees and the unions in the future.

The five (5) unions covering employees in Panama include the pilots’ union (UNPAC); the flight attendants’ union (SIPANAB); the mechanics’ union (SITECMAP); the passenger service agents’ union (UGETRACO), and an industry union (SIELAS), which represents ground personnel, messengers, drivers, passenger service agents, counter agents, and other non-executive administrative staff.

Copa entered into collective bargaining agreements with the generalized union in December 2013, the mechanics’ union in February 2014, and most recently, Copa re-negotiated the collective bargaining agreement with the flight attendants’ union in September 2014. Also for collective bargaining agreements with the pilot union which expired in 2016, the Company is currently in negotiations for the renewal purposes.

Collective bargaining agreements in Panama typically have terms of four years.

The four (4) unions covering employees in Colombia are: Pilots’ union (ACDAC), whose bill of petitions has been resolved by arbitration on May 6, 2014, although the union presented an annulment against this decision. The Supreme Court decided on January 22, 2015 to reject this legal recourse, letting the arbitration award in firm and valid until December, 2015, extending the validation every 6 months from this date, until June 30 of 2017. Flight attendants’ union (ACAV), whose bill of petitions has been resolved by arbitration on July 15, 2014, rejected the arbitration decision presenting an annulment, so the process was leading to the Supreme Court. To the date, the Supreme Court has not issued a resolution of this case. In the last quarter of 2016, ACAV presented a legal action in order to oblige the Company to initiate a negotiation process with a new bill of petitions and to apply the benefits awarded in the arbitration. The Company was notified in December 16th, 2016 that the legal action was favorable in second instance to the Company. It means that the Company will wait for the resolution of the case by the Supreme Court.

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

In addition to unions in Panama and Colombia, the Company’s employees in Brazil are covered by industry union agreements that cover all airline industry employees in the country; employees in Uruguay are covered by an industry union, and airport employees in Argentina are affiliated to an industry union (UPADEP). Passenger services operations in Puerto Rico and Chile had been outsourced. Hence, the unions that operated in these two countries are no longer active, which minimizes the risk for the Company.

Lines of Credit for Working Capital and Letters of Credit

The Company maintained letters of credit with several banks with a value of $26.6 million and $29.0 million as of December 31, 2016 and 2015, respectively. These letters of credit are pledged mainly for operating lessors, maintenance providers and airport operators.

Copa Airlines has lines of credit for a total amount of $145.0 million, in which it has committed lines of credit totaling $20.0 million, including one line of credit for $15 million and one overdraft line of credit of $5 million with Banco General. Copa Airlines also has uncommitted lines of credit for a total $125.0 million, including one line of credit of $100.0 million with Bladex, a line of credit of $10 million with Citibank, a line of credit of $15 million with Banco Nacional de Panama. These lines of credit have been put in place to bridge liquidity gaps and for other potential contingencies.

As of December 31, 2016, the Company has a balance of $83.5 million from lines of credit (2015: $100 million).

Tax audit

In March 2016, the Company received notifications from the tax authorities in Colombia and Brazil. The Company, along with its tax advisors, has concluded that it is not probable that an outflow of resources embodying economic benefits will be required to settle them, especially considering that the Company has enough arguments to support its position and also taking into consideration that both cases are in the preliminary stages.

27.	Financial instrument - Risk management and fair value

In the normal course of its operations, the Company is exposed to a variety of financial risks: market risk (especially cash flow, currency, commodity price and interest rate risk), credit risk and liquidity risk. The Company has established risk management policies to minimize potential adverse effects on the Company’s financial performance:

27.1	Fuel price risk

The Company has risks that are common in its industry, which it mitigates through derivatives contracts. The main risk associated with the industry is the variation in fuel prices, which the Company mitigates through derivatives instruments contracts.

F-58	(Continued)

COPA HOLDINGS, S. A. AND SUBSIDIARIES

Notes to the consolidated financial statements

The Company periodically enters into transactions for derivative financial instruments, namely, fuel derivative instruments, with the purpose of providing for short to mid-term hedging (generally three to eighteen months) against sudden and significant increases in jet fuel prices, while simultaneously ensuring that the Company is not at competitive disadvantage in the event of a substantial decrease in the price of jet fuel. The Company does not hold or issue derivative financial instruments for trading purposes.

The Company’s derivative contracts did not qualify as hedges for financial reporting purposes. Accordingly, changes in fair value of such derivative contracts, which amounted to gains of $111.6 million and losses of $11.6 million and $117.9 million in years 2016, 2015, and 2014, respectively, were recorded as a component of “Mark-to-market fuel derivative” in the consolidated statement of profit or loss.

The fair value of derivative contracts amounted to $2.8 million at December 31, 2016 and $114.4 million as of December 31, 2015 and is recorded in “Trade, other payables and financial liabilities” in the consolidated statement of financial position. The Company’s purchases of jet fuel are made primarily from one supplier (see note 18).

Financial derivative instruments expose the Company to credit loss in the event of nonperformance by the counterparties to the agreements. However, the Company does not expect any failure of the counterparties to meet their obligations, as the Company’s policy to manage credit risk is to engage in business with counterparties that are financially stable and experienced in energy risk management. The amount of such credit exposure is generally the unrealized gain, if any, of such contracts.

Fuel price risk is estimated as a hypothetical 10% increase in the December 31, 2016 cost per gallon of fuel. Based on projected 2017 fuel consumption, such an increase would result in an increase to aircraft fuel expense of approximately $46.5 million in 2017, not taking into account the derivative contracts. The Company has hedged approximately 5% of its anticipated fuel needs for 2017.

27.2	Market risk

Foreign currency risk

Foreign exchange risk is originated when the Company performs transactions and maintains monetary assets and liabilities in currencies that are different from the functional currency of the Company. Assets and liabilities in foreign currency are converted with the exchange rates at the end of the period, except for non-monetary assets and liabilities that are converted at the equivalent cost of the U.S. dollar at the acquisition date and maintained at the historical rate. The results of foreign operations are converted with the average exchange rates that were in place during the period. Gains and losses deriving from exchange rates are included within “Exchange rate difference” in the consolidated statement of profit or loss.

The majority of the obligations are denominated in U.S. dollars. Since Panama uses the U.S. dollar as legal tender, the majority of the Company’s operating expenses are also denominated in U.S. dollars. The foreign exchange risk is limited, given that approximately 46.8% of the revenues and 67.2% of the expenses are in U.S. dollars (45.7% and 67.9% in 2015, respectively). A significant part of our revenue is denominated in foreign currencies, including the Colombian peso, Brazilian real, Argentinian peso and Chilean peso, which represented 11.8%, 10.1%, 6.8% and 4.0%, respectively.

Generally, our exposure to most of these foreign currencies, with the exception of the Venezuelan bolivar, is limited to the period of up to two weeks between the completion of a sale and the conversion to U.S. dollar.

F-59	(Continued)

COPA HOLDINGS, S. A. AND SUBSIDIARIES

Notes to the consolidated financial statements

Foreign companies operating in Venezuela, including airlines, have experienced increasing delays for approvals by the Venezuelan government to repatriate funds. To reduce the cash exposure in Venezuela, the Company processes its passenger tickets in U.S. dollars, constantly monitors sales and adjusts capacity.

During 2015, the Company used Sistema Complementario de Administracion de divisas (“SICAD”) rate of Bs13.50 per U.S. dollar. As of December 31, 2015, the Company decided that in view of the lack of repatriation the SICAD rate could no longer be considered available in practice, this combined with the deterioration of the Venezuelan economy. Instead, the Company has chosen to use Sistema Marginal de Divisas (“SIMADI”) exchange rate of Bs198.7 per U.S. dollar to translate all the financial assets and liabilities at the 2015 year-end, which is considered a better reflection of the Bolivar given the current economic reality of that country.

This rate was applied to all funds in Venezuela, resulting in a foreign currency translation loss of $430.2 million as of December 31, 2015. As a result of this revaluation, the cash balance in Venezuela at December 31, 2015 was $13.4 million (see notes 7 and 8).

On March 9, 2016, the Venezuelan government published in official gazette The Exchange Agreement No. 35 where is indicated the elimination of the Sistema complementario de administracion de divisas (SICAD) and the preferential exchange rate of Bs13.50 per dollar for aeronautical operations. The SICAD was replace by Sistema cambiario de divisas complementarias (DICOM), which consists of a system of floating exchange rate according to market conditions. As of December 31, 2016, the exchange rate to translate all the financial assets and liabilities in Venezuela, according to DICOM, is Bs673.7 per U.S. dollar.

The following chart summarizes the Company’s foreign currency risk exposure (assets and liabilities denominated in foreign currency) at December 31:

	2016	2015
Assets
Cash and cash equivalents	$51,718	$75,113
Investments	276	382
Accounts receivables, net	69,670	49,641
Prepaid expenses	23,137	64,669
Other assets	46,631	60,664

Total assets	$191,432	$250,469
Liabilities
Accounts payables suppliers and agencies	32,098	63,256
Accumulated taxes and expenses payables	37,435	59,108
Other liabilities	57,967	68,231

Total liabilities	$127,500	$190,595

Net position	$63,932	$59,874

From time to time the Company enters into factoring agreements on receivables outstanding or credit card sales in certain countries.

F-60	(Continued)

COPA HOLDINGS, S. A. AND SUBSIDIARIES

Notes to the consolidated financial statements

27.3	Credit risk

Credit risk originates from cash and cash equivalents, deposits in banks, investments in financial instruments and accounts receivables. It is the risk that the counterparty is not being capable of fulfilling its contracted obligations, causing financial losses to the Company.

To mitigate the credit risk arising from deposit in banks and investments in financial instruments, the Company only conducts business with financial institutions that have an investment grade above BBB-from Fitch or Standard & Poor’s, with strength and liquidity indicators aligning with or above the market average.

Regarding credit risk originating from commercial accounts receivables, the Company does not consider it significant since most of the accounts receivables can be easily converted into cash, usually in periods no longer than one month. Accounts receivable from cargo agencies are more likely to be exposed to credit risk, but this is mitigated with the established policies to make sure that the credit sales are to clients with good credit history. Specific credit limits and payment terms have been established according to periodic analysis of the client’s payment capacity.

A considerable amount of the Company’s tickets sales by are processed through major credit cards, resulting in accounts receivable that are generally short-term and usually collected before revenue is recognized. The Company considers that the credit risk associated with these accounts receivable is controllable based on the industry’s trends and strong policies and procedures established and followed by the Company.

27.4	Interest rate and cash flow risk

The income and operating cash flow of the Company are substantially independent of changes in interest rates, because the Company does not have significant assets that generate interest except for surplus cash and cash equivalents and short and long-term investments.

The interest rate risk is originated mainly for long term debts related with aircraft acquisition. These long term lease payments at variable interest rates expose the Company to cash flow risk. To mitigate the effect of variable cash flows associated to contracted rates and transform them into fixed rates, the Company entered into one Interest Rates Swap contract to hedge against market rates fluctuations.

The interest rate swap hedge derivative (notional amount $42.9 million) matured in August 2015. Gains and losses were recognize in the other comprehensive income in equity from the interest rate swap were continuously released to the consolidated statement of profit or loss until the repayment of the debt.

At December 31, 2016 and 2015, fixed interest rates vary from 1.81% to 5.58% and the main floating rate is LIBOR.

The Company’s earnings are affected by changes in interest rates due to the impact of those changes on interest expenses from variable-rate debt instruments and operating leases, and on interest income generated from cash and investment balances. If the interest rate average is 10% more in 2017 than in 2016, the interest expense would increase by approximately $0.8 million and the fair value of the debt would decrease by approximately $1.7 million. If interest rates average 10% less in 2017 than in 2016, the interest income from marketable securities would decrease by approximately $0.8 million and the fair value of the debt would increase by approximately $1.7 million. These amounts are determined by considering the impact of the hypothetical interest rates on the variable-rate debt and marketable securities equivalent balances at December 31, 2016.

F-61	(Continued)

COPA HOLDINGS, S. A. AND SUBSIDIARIES

Notes to the consolidated financial statements

27.5	Liquidity risk

The Company’s policy requires having sufficient cash to fulfill its obligations. The Company maintains sufficient cash on hand and in banks or cash equivalents that are highly. The Company also has credit lines in financial institutions that allow it to withstand potential cash shortages to fulfill its short term commitments (see note 26).

The table below summarizes the Company’s financial liabilities according to their maturity date. The amounts in the table are the contractual undiscounted cash flows. Balances due within twelve months equal their carrying balances as the impact of discounting is not significant.

December 31, 2016

	Note	Carrying amount	Contractual cash flow	Less than twelve months	Between 1 and 4 years	More than 4 years
Non - derivative financial liabilities
Debt	17	$1,184,132	$1,334,816	$252,680	$616,031	$466,105
Account payable	18	104,174	104,174	104,174	—	—
Account payable to related parties	18	7,196	7,196	7,196	—	—

		1,295,502	1,446,186	364,050	616,031	466,105
Derivative financial liabilities
Fuel derivative instrument	18	2,801	2,801	2,801	—	—

		$2,801	$2,801	$2,801	$—	$—

December 31, 2015

	Note	Carrying amount	Contractual cash flow	Less than twelve months	Between 1 and 4 years	More than 4 years
Non - derivative financial liabilities
Debt	17	$1,300,697	$1,474,953	$278,279	$663,717	$532,957
Account payable	18	94,741	94,741	94,741	—	—
Account payable to related parties	18	5,605	5,605	5,605	—	—

		1,401,043	1,575,299	378,625	663,717	532,957
Derivative financial liabilities
Fuel derivative instrument	18	114,443	114,443	106,671	7,772	—

		$114,443	$114,443	$106,671	$7,772	$—

27.6	Capital risk management

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

F-62	(Continued)

COPA HOLDINGS, S. A. AND SUBSIDIARIES

Notes to the consolidated financial statements

The Company’s gearing ratio (unaudited) is a follows:

	2016	2015
Total debt (Note 17)	$1,184,132	$1,300,697
Less: non-restricted cash and cash equivalents and short-term investments	(814,689)	(620,720)

Net debt	369,443	679,977
Total equity	1,842,271	1,587,422

Total capitalization	2,211,714	2,267,399

Gearing ratio	16.7%	30.0%

27.7	Fair value measurement

The following table shows the carrying amount and fair values of financial assets and financial liabilities at December 31:

		Carrying amount		Fair Value
	Note	2016	2015	2016	2015
Financial assets
Cash and cash equivalents	7	$331,687	$204,715	$331,687	$204,715
Short term investments	8	483,002	480,233	483,002	480,233
Account receivable	9	116,100	105,777	116,100	105,777
Long term investments	8	953	861	953	861
Financial liabilities
Debt	17	1,184,132	1,300,697	1,062,952	1,174,167
Account payable	18	112,857	100,346	112,857	100,346
Fuel derivative instruments	18	2,801	114,443	2,801	114,443

The fair value of the financial assets and liabilities is the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale.

The following methods and assumptions were used to estimate the fair values:

•	Cash and cash equivalents, short-term investments approximate their carrying amounts largely due to the short-term maturities of these instruments.

•	Accounts receivable are evaluated by the Company based on parameters such an interest rates, risk characteristics. Based on this evaluation, allowances are taken into account for the expected losses of these receivables.

•	Debt obligations, financial assets and financial liabilities are estimated by discounting future cash flows using the Company’s current incremental borrowing for a similar liability.

F-63	(Continued)

COPA HOLDINGS, S. A. AND SUBSIDIARIES

Notes to the consolidated financial statements

The following chart summarizes the Company’s financial instruments measured at fair value, classified according to the valuation method:

	Fair value measurement at reporting date
	2016	Level 1	Level 2	Level 3
Liabilities
Fuel derivatives	2,801	—	2,801	—

Total liabilities	$2,801	$—	$2,801	$—

	Fair value measurement at reporting date
	2015	Level 1	Level 2	Level 3
Liabilities
Fuel derivatives	114,443	—	114,443	—

Total liabilities	$114,443	$—	$114,443	$—

28.	Subsequent events

Stock Grants

During the first quarter of 2017, the Compensation Committee of the Company’s Board of Directors approved three awards. Awards under these plans will grant approximately 39,134 shares of non-vested stock, which will vest over a period of three to five years. The Company estimates the fair value of these awards to be approximately $4.2 million and the 2017 compensation cost for these plans will be $1.8 million.

F-64