Form 20-F
period 2017-12-31
Copa Holdings, S.A.
filed 2018-04-18
CIK 1345105

As filed with the Securities and Exchange Commission on April 18, 2018

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2017

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: At December 31, 2017, there were outstanding 42,123,766 shares of common stock, without par value, of which 31,185,641 were Class A shares and 10,938,125 were Class B shares.

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

Indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

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

Introduction

In this annual report on Form 20-F, unless the context otherwise requires, references to “Copa Airlines” are to Compañía Panameña de Aviación, S.A., the unconsolidated operating entity, “Copa Colombia” refers to AeroRepública, S.A., “Wingo” refers to the low-cost business model offered by AeroRepública, and references to “Copa,” ”Copa Holdings,” “we,” “us” or the “Company” are to Copa Holdings, S.A. and its consolidated subsidiaries. References to “Class A shares” refer to Class A shares of Copa Holdings, S.A.

This annual report contains terms relating to operating performance that are commonly used within the airline industry and are defined as follows:

•	“Aircraft utilization” represents the average number of block hours operated per day per aircraft for the total aircraft fleet.

•	“Available seat miles” or “ASMs” represents the aircraft seating capacity multiplied by the number of miles the seats are flown.

•	“Average stage length” represents the average number of miles flown per flight segment.

•	“Block hours” refers to the elapsed time between an aircraft leaving an airport gate and arriving at an airport gate.

•	“Load factor” represents the percentage of aircraft seating capacity that is actually utilized (calculated by dividing revenue passenger miles by available seat miles).

•	“Operating expense per available seat mile” represents operating expenses divided by available seat miles.

•	“Operating revenue per available seat mile” represents operating revenues divided by available seat miles.

•	“Passenger revenue per available seat mile” represents passenger revenues divided by available seat miles.

•	“Revenue passenger miles” represents the number of miles flown by revenue passengers.

•	“Revenue passenger kilometers” represents the number of kilometers flown by revenue passengers.

•	“Revenue passengers” represents the total number of paying passengers (including all passengers redeeming frequent flyer miles and other travel awards) flown on all flight segments (with each connecting segment being considered a separate flight segment).

•	“Yield” represent the average amount one passenger pays to fly one mile.

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

Presentation of Financial and Statistical Data

Included in this annual report are our audited consolidated statement of financial position as of December 31, 2017 and 2016, and the related audited consolidated statements of profit or loss, comprehensive income or loss, changes in equity and cash flows for the years ended December 31, 2017, 2016 and 2015.

ii

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

Special Note About Forward-Looking Statements

This annual report includes forward-looking statements, principally under the captions “Risk Factors,” “Business Overview” and “Operating and Financial Review and Prospects.” We have based these forward-looking statements largely on our current beliefs, expectations and projections about future events and financial trends affecting our business. Many important factors, in addition to those discussed elsewhere in this annual report, could cause our actual results to differ substantially from those anticipated in our forward- looking statements, including, among other things:

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

The words “believe,” “may,” “will,” “aim,” “estimate,” “continue,” “anticipate,” “intend,” “expect” and similar words are intended to identify forward-looking statements. Forward-looking statements include information concerning our possible or assumed future results of operations, business strategies, financing plans, competitive position, industry environment, potential growth opportunities, the effects of future regulation and the effects of competition. Forward-looking statements speak only as of the date they were made, and we undertake no obligation to update publicly or to revise any forward-looking statements after the date of this annual report because of new information, future events or other factors. In light of the risks and uncertainties described above, the forward- looking events and circumstances discussed in this annual report might not occur and are not guarantees of future performance.

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

The summary consolidated financial information as of December 31, 2017, and for the years ended December 31, 2017, 2016 and 2015 have been derived from our audited consolidated financial statements included elsewhere in this annual report. The summary consolidated financial information has been modified using the updated chart of accounts, resulting in the reclassification of certain lines from our consolidated statements of profit or loss for these periods compared to amounts previously reported. The summary consolidated financial information for the years ended December 31, 2014 and 2013 have been derived from our audited consolidated financial statements for those years (not included herein) after giving similar reclassification adjustments for such years.

	Year Ended December 31, (in thousands of dollars, except share and per share data and operating data)
	2017	2016	2015	2014	2013

STATEMENT OF PROFIT OR LOSS DATA

Operating revenue:

Passenger revenue	2,462,419	2,155,167	2,185,465	2,638,392	2,535,422

Cargo and mail revenue	55,290	53,989	56,738	60,715	60,872

Other operating revenue	9,847	12,696	11,507	12,218	17,715

Total operating revenues	2,527,556	2,221,852	2,253,710	2,711,325	2,614,009

Operating expenses:

Fuel	572,746	528,996	603,760	822,130	785,010

Wages, salaries, benefits and other employees expenses	415,147	370,190	373,631	376,193	344,233

Passenger servicing	99,447	86,329	84,327	90,457	81,761

Airport facilities and handling charges	171,040	159,771	148,078	141,594	130,893

Sales and distribution	200,413	193,984	188,961	193,038	198,931

Maintenance, materials and repairs	124,709	121,781	111,178	100,307	93,451

Depreciation and amortization	164,345	159,278	134,888	115,147	137,412

Flight operations	101,647	88,188	86,461	85,183	78,540

Aircraft rentals and other rentals	134,539	138,885	142,177	129,431	106,792

Cargo and courier expenses	7,375	6,099	6,471	7,601	6,525

Other operating and administrative expenses	96,087	92,215	105,484	118,746	130,192

Total operating expenses	2,087,495	1,945,716	1,985,416	2,179,827	2,093,740

Operating profit	440,061	276,136	268,294	531,498	520,269

Non-operating income (expense):

Finance cost	(35,223)	(37,024)	(33,155)	(29,529)	(30,180)

Finance income	17,939	13,000	25,947	18,066	12,636

Gain (loss) on foreign currency fluctuations	(5,218)	13,043	(440,097)	(6,448)	(22,929)

Net change in fair value of derivatives	2,801	111,642	(11,572)	(117,950)	5,241

Other non-operating income (expense)	(2,337)	(3,982)	(1,632)	2,671	3,533

Total non-operating income (expense), net	(22,038)	96,679	(460,509)	(133,190)	(31,699)

Profit (loss) before taxes	418,023	372,815	(192,215)	398,308	488,570

Income tax expenses	(48,000)	(38,271)	(32,759)	(36,639)	(61,099)

Net profit (loss)	370,023	334,544	(224,974)	361,669	427,471

STATEMENT OF FINANCIAL POSITION DATA

Total cash, cash equivalents and short-term investments	943,900	814,689	684,948	766,603	1,131,689

Accounts receivable, net	118,085	116,100	105,777	122,150	135,056

Total current assets	1,198,488	1,069,391	907,585	1,011,449	1,401,153

Purchase deposits for flight equipment	413,633	250,165	243,070	321,175	327,545

Total property and equipment	2,825,904	2,623,682	2,650,653	2,505,336	2,348,514

Total assets	4,252,931	3,846,113	3,715,476	4,079,612	3,952,764

Long-term debt	876,119	961,414	1,055,183	928,964	913,507

Total equity	2,111,495	1,842,271	1,587,422	2,075,108	1,901,906

Capital stock	101,449	93,440	85,845	81,811	77,123

CASH FLOW DATA

Net cash from operating activities	727,332	594,590	316,863	384,892	830,265

Net cash (used in) from investing activities	(578,159)	(179,909)	32,384	21,147	(565,720)

Net cash used in financing activities	(204,756)	(248,625)	(357,466)	(316,420)	(201,268)

OTHER FINANCIAL DATA

Underlying net income(1)	367,222	201,359	226,002	486,181	436,157

Adjusted EBITDA(2)	599,652	556,117	(50,119)	524,918	643,526

Aircraft rentals	116,449	120,841	122,217	112,082	90,233

Operating margin(3)	17.4%	12.4%	11.9%	19.6%	19.9%

Weighted average shares used in computing net income per share (basic)	42,418,773	42,358,091	43,861,084	44,381,265	44,388,098

Weighted average shares used in computing net income per share (diluted)	42,418,773	42,363,171	43,868,864	44,393,054	44,403,098

Earnings (Loss) per share (basic)	8.72	7.90	(5.13)	8.15	9.63

Earnings (Loss) per share (diluted)	8.72	7.90	(5.13)	8.15	9.63

Dividends per share paid	2.52	2.04	3.36	3.84	1.46

Total number of shares at end of period	42,123,766	42,050,481	41,955,227	43,988,423	44,098,620

OPERATING DATA

Revenue passengers carried(4)	14,201	12,870	11,876	11,681	11,345

Revenue passenger miles(5)	19,914	17,690	16,309	15,913	14,533

Available seat miles(6)	23,936	22,004	21,675	20,757	18,950

Load factor(7)	83.2%	80.4%	75.2%	76.7%	76.7%

Total block hours(8)	419,610	388,058	388,355	376,903	348,882

Average daily aircraft utilization(9)	11.5	10.6	10.8	11.0	11.1

Average passenger fare	173.4	167.5	184.0	225.9	223.5

Yield(10)	12.37	12.18	13.40	16.58	17.45

Passenger revenue per ASM(11)	10.29	9.79	10.08	12.71	13.38

Operating revenue per ASM(12)	10.56	10.10	10.40	13.06	13.79

Operating expenses per ASM (CASM)(13)	8.72	8.84	9.16	10.50	11.05

Departures	126,963	123,098	122,588	121,310	119,177

Average daily departures	347.8	337.3	335.9	332.4	326.5

Average number of aircraft	100.4	99.9	98.3	93.8	86.4

Airports served at period end	75	73	73	69	66

On-Time Performance(14)	86.8%	88.4%	90.6%	90.5%	87.7%

Stage Length(15)	1,282	1,213	1,236	1,213	1,140

(1)	Underlying net income represents net income (loss) minus the sum of fuel hedge mark-to-market gain/(loss), and devaluation and translation losses in Venezuela and Argentina. Underlying net income is presented because the Company uses this measure to determine annual dividends. However, underlying net income should not be considered in isolation, as a substitute for net income (loss) prepared in accordance with IFRS as issued by the IASB or as a measure of our profitability. The following table presents a reconciliation of our net income (loss) to underlying net income for the specified periods.

	2017	2016	2015	2014	2013

Net income (loss)	370,023	334,544	(224,974)	361,669	427,471
Fuel hedge mark to market gain/(loss)	(2,801)	(111,642)	11,572	117,850	(5,241)
Venezuela devaluation	—	(21,543)	432,503	6,562	13,927
Argentina devaluation	—	—	6,901	—	—

Underlying net income	367,222	201,359	226,002	486,181	436,157

(2)	Adjusted EBITDA represents net income (loss) plus the sum of interest expense, income taxes, depreciation, amortization and impairment minus interest income. Adjusted EBITDA is presented as supplemental information because we believe it is a useful indicator of our operating performance and is useful in comparing our operating performance with other companies in the airline industry. However, adjusted EBITDA should not be considered in isolation, as a substitute for net income (loss) prepared in accordance with IFRS as issued by the IASB or as a measure of our profitability. In addition, our calculation of adjusted EBITDA may not be comparable to other companies’ similarly titled measures. The following table presents a reconciliation of our net income (loss) to adjusted EBITDA for the specified periods. Aircraft rentals represent a significant operating expense of our business. Because we leased several of our aircraft during the periods presented, we believe that when assessing our adjusted EBITDA you should also consider the impact of our aircraft rentals.

	2017	2016	2015	2014	2013

Net income (loss)	370,023	334,544	(224,974)	361,669	427,471

Interest expense	35,223	37,024	33,155	29,529	30,180

Income taxes	48,000	38,271	32,759	36,639	61,099

Depreciation, amortization and impairment	164,345	159,278	134,888	115,147	137,412

Interest income	(17,939)	(13,000)	(25,947)	(18,066)	(12,636)

Adjusted EBITDA	599,652	556,117	(50,119)	524,918	643,526

(3)	Operating margin represents operating income as a percentage of operating revenues.
(4)	Total number of paying passengers (including all passengers redeeming frequent flyer miles and other travel awards) flown on all flight segments, expressed in thousands.
(5)	Number of miles flown by revenue passengers, expressed in millions.
(6)	Aircraft seating capacity multiplied by the number of miles the seats are flown, expressed in millions.
(7)	Percentage of aircraft seating capacity that is actually utilized. Load factors are calculated by dividing revenue passenger miles by available seat miles.
(8)	The number of hours from the time an airplane moves off the departure gate for a revenue flight until it is parked at the gate of the arrival airport.
(9)	Average number of block hours operated per day per aircraft for the total aircraft fleet.
(10)	Average amount (in cents) one passenger pays to fly one mile.
(11)	Passenger revenues (in cents) divided by the number of available seat miles.
(12)	Total operating revenues (in cents) divided by the number of available seat miles.
(13)	Total operating expenses (in cents) divided by the number of available seat miles.
(14)	Percentage of flights that arrive at the destination gate within fourteen minutes of scheduled arrival.
(15)	The average number of miles flown per flight.

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

Risks Relating to Our Company

Failure to successfully implement our growth strategy may adversely affect our results of operations and harm the market value of our Class A shares.

Through a growth-oriented plan, we intend to continue to expand our service to new markets and to increase the frequency of flights to the markets we currently serve. Achieving these goals allows our business to benefit from cost efficiencies resulting from economies of scale. We expect to have substantial cash needs as we expand, including cash required to fund aircraft acquisitions or aircraft deposits as we add to our fleet. If we do not have sufficient cash to fund such projects, we may not be able to successfully expand our route system and our future revenue and earnings growth would be limited.

When we commence a new route, load factors tend to be lower than those on our established routes and our advertising and other promotional costs tend to be higher, which could result in initial losses that could have a negative impact on our results of operations as well as require a substantial amount of cash to fund. We also periodically run special promotional fare campaigns, particularly in connection with the opening of new routes. Promotional fares can have the effect of increasing load factors while reducing our yield on such routes during the period that they are in effect. The number of markets we serve and flight frequencies depend on our ability to identify the appropriate geographic markets upon which to focus and to gain suitable airport access and route approval in these markets. There can be no assurance that the new markets we enter will yield passenger traffic that is sufficient to make our operations in those new markets profitable. Any condition that would prevent or delay our access to key airports or routes, including limitations on the ability to process more passengers, the imposition of flight capacity restrictions, the inability to secure additional route rights under bilateral agreements or the inability to maintain our existing slots and flight banks and obtain additional slots, could constrain the expansion of our operations.

The expansion of our business will also require additional skilled personnel, equipment and facilities. The inability to hire, train and/or retain pilots and other personnel or secure the required equipment and facilities efficiently, cost-effectively, and on a timely basis, could adversely affect our ability to execute our plans. It also could strain our existing management resources and operational, financial and management information systems to the point where they may no longer be adequate to support our operations, requiring us to make significant expenditures in these areas. In light of these factors, we cannot ensure that we will be able to successfully establish new markets or expand our existing markets, and our failure to do so could have an impact on our business and results of operations, as well as the value of our Class A shares.

Our performance is heavily dependent on economic and political conditions in the countries in which we do business.

Passenger demand is heavily cyclical and highly dependent on global, regional and country-specific economic growth, economic expectations and foreign exchange rate variations. In the past, we have been negatively impacted by poor economic performance in certain emerging market countries in which we operate, as well as by weaker Latin American currencies. Any of the following developments (or a continuation or worsening of any of the following currently in existence) in the countries in which we operate could adversely affect our business, financial condition, liquidity and results of operations:

•	changes in economic or other governmental policies, including exchange controls;

•	changes in regulatory, legal or administrative practices; or

•	other political or economic developments over which we have no control.

Additionally, a significant portion of our revenues is derived from discretionary and leisure travel, which are especially sensitive to economic downturns and political conditions. An adverse economic and/or political environment, whether global, regional or in a specific country, could result in a reduction in passenger traffic, and leisure travel in particular, as well as a reduction in our cargo business, and could also impact our ability to raise fares, which in turn would materially and negatively affect our financial condition and results of operations.

The cost of refinancing our debt and obtaining additional financing for new aircraft has increased and may continue to increase, which may negatively impact our business.

We currently finance our aircraft through bank loans, sale-leasebacks and operating leases under terms attractive to us. In the past, we have been able to obtain lease or debt financing on satisfactory terms to us with a significant portion of the financing for our Boeing aircraft purchases from commercial financial institutions utilizing guarantees provided by the Export-Import Bank of the United States. As of December 31, 2017, we had $372.0 million of outstanding indebtedness with financial institutions under financing arrangements guaranteed by the Export-Import Bank.

In recent years the Company has diversified its financing sources and obtained access to very competitive financing terms. Since 2014 our aircraft deliveries have been financed through a mix of sale-leasebacks and Japanese Operating Leases with Call Options (“JOLCO”).

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

The general structure of our flight operations follows what is known in the airline industry as a “hub-and-spoke” model. This model aggregates passengers by operating flights from a number of “spoke” origins to a central hub through which they are transported to their final destinations. In recent years, many traditional hub-and-spoke operators have faced significant and increasing competitive pressure from low-cost, point-to-point carriers on routes with sufficient demand to sustain point-to-point service. A point-to-point structure enables airlines to focus on the most profitable, high-demand routes and to offer greater convenience and, in many instances, lower fares. As demand for air travel in Latin America increases, some of our competitors have initiated non-stop service between destinations that we currently serve through our hub in Panama. Additionally, new aircraft models, such as, Boeing 737 MAX and Airbus 320-NEO, allow nonstop flights in certain city pairs that could not be served with prior generation aircraft and may bypass our hub. Non-stop service, which bypasses our hub in Panama, is more convenient and possibly less expensive than our connecting service and could significantly decrease demand for our service to those destinations. In December 2016, we launched a low-cost business model, Wingo, to diversify our offerings and to better compete with other low-cost carriers, or “LCCs,” in the market. However, our traditional hub and spoke model remains our primary operational model and we believe that competition from point-to-point carriers will be directed towards the largest markets that we serve and is likely to continue at this level or intensify in the future. As a result, the effect of competition on us could be significant and could have a material adverse effect on our business, financial condition and results of operations.

We may not realize benefits from Wingo, our low-cost business model.

Wingo, our low-cost business model, which is part of Copa Colombia, utilizes four of our 737-700s, each configured with 142 seats in a single class cabin. Wingo operates point-to-point flights within Colombia and to other international destinations in the region.

We have limited experience operating a low-cost business model and we may not be able to accurately predict its impact on our main line services. In particular, if demand for Wingo flights is not substantial, if our pricing strategy does not adequately align with our cost structure, if Wingo does not meet customer expectations or if demand for Wingo flights cannibalizes some of our main line flights, Wingo’s operations may have a negative impact on our reputation or our operating results.

Wingo operates administratively and functionally under Copa Colombia, with an independent structure for its planning, marketing, distribution systems and customer service.

Our business is subject to extensive regulation which may restrict our growth or our operations or increase our costs.

Our business, financial condition and results of operations could be adversely affected if we or certain aviation authorities in the countries to which we fly fail to maintain the required foreign and domestic governmental authorizations necessary for our operations. In order to maintain the necessary authorizations issued by the Panamanian Civil Aviation Authority (the Autoridad de

Aeronáutica Civil, or the “AAC”), the Colombian Civil Aviation Administration (the Unidad Administrativa Especial de Aeronáutica Civil, or the “UAEAC”), and other corresponding foreign authorities, we must continue to comply with applicable statutes, rules and regulations pertaining to the airline industry, including any rules and regulations that may be adopted in the future. In addition, Panama is a member state of the International Civil Aviation Organization, or “ICAO,” a United Nations specialized agency. ICAO coordinates with its member states and various industry groups to establish and maintain international civil aviation standards and recommended practices and policies, which are then used by ICAO member states to ensure that their local civil aviation operations and regulations conform to global standards. We cannot predict or control any actions that the AAC, the UAEAC, ICAO or other foreign aviation regulators may take in the future, which could include restricting our operations or imposing new and costly regulations or policies. Also, our fares are subject to review by the AAC, the UAEAC, and the regulators of certain other countries to which we fly, any of which may in the future impose restrictions on our fares.

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

The most active government regulator among the countries to which we fly is the U.S. Federal Aviation Administration, or “FAA.” The FAA from time to time issues directives and other regulations relating to the maintenance and operation of aircraft that require significant expenditures. FAA requirements cover, among other things, security measures, collision avoidance systems, airborne wind shear avoidance systems, noise abatement and other environmental issues, and increased inspections and maintenance procedures to be conducted on older aircraft. Additional new regulations continue to be regularly implemented by the U.S. Transportation Security Administration, or “TSA,” as well. As we continue to expand our presence on routes to and from the United States, we expect to continue incurring expenses to comply with the FAA’s and TSA’s regulations, and any increase in the cost of compliance could have an adverse effect on our financial condition and results of operations.

The growth of our operations to the United States and the benefits of our code-sharing arrangements with United Continental Holdings, Inc. (“UAL”) are dependent on Panama’s continued favorable safety assessment.

The FAA periodically audits the aviation regulatory authorities of other countries. As a result of its investigation, each country is given an International Aviation Safety Assessment, or “IASA,” rating. Since April 2004, IASA has rated Panama as a Category 1, which means that Panama complies with the safety requirements set forth by ICAO. A 2015 ICAO study found significant safety deficiencies in Panama, but the country’s category has not been downgraded. We cannot guarantee that the government of Panama and the AAC in particular, will continue to meet international safety standards, and we have no direct control over their compliance with IASA guidelines. If Panama’s IASA rating were to be downgraded in the future, it could prohibit us from increasing service to the United States and UAL affecting our code-share arrangement with United Airlines.

We are highly dependent on our hub at Panama City’s Tocumen International Airport.

Our business is heavily dependent on our operations at our hub at Panama City’s Tocumen International Airport. Substantially all of our Copa flights either depart from or arrive at our hub. Our operations and growth strategy is therefore highly dependent on its facilities and infrastructure, including the success of its multi-phase expansion projects, certain of which have been completed and others, such as Terminal 2, that are underway and have experienced important delays. One of the contractors responsible for the construction of Terminal 2, Norberto Odebrecht Construction, was subject to penalties in 2017 for its past practices related to project approvals. Their involvement in the construction of Terminal 2 may further delay completion of the expansion based on delays related to government approvals of individual projects or if they lack sufficient liquidity to complete their portion of the Tocumen International Airport. Terminal 2 is currently scheduled for completion toward the end of 2018. Due to the magnitude of the construction required for this new Terminal 2 currently under construction, we may experience logistical issues and/or be subject to further increases in passenger taxes and airport charges related to the financing of the construction.

In addition, the hub-and-spoke structure of our operations is particularly dependent on the on-time arrival of tightly coordinated groupings of flights (or banks) to ensure that passengers can make timely connections to continuing flights. Like other airlines, we are subject to delays caused by factors beyond our control, including air traffic congestion at airports, adverse weather conditions and increased security measures. On September 18, 2017, our operations were affected by a power outage at Tocumen International Airport, which caused significant delays and cancellation of flights. Delays inconvenience passengers, reduce aircraft utilization and increase costs, all of which in turn negatively affect our profitability. In addition, at its current utilization level, Tocumen International Airport has limited fuel storage capacity. In the event there is a disruption in the transport of fuel to the airport, we may be forced to suspend flights until the fuel tanks can be refueled. A significant interruption or disruption in service or fuel at Tocumen International Airport could have a serious impact on our business, financial condition and operating results.

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

The airline business is characterized by high leverage. We have significant fixed expenditures in connection with our operating leases and facility rental costs, and substantially all of our property and equipment is pledged to secure indebtedness. For the year ended December 31, 2017, our finance cost and aircraft and other rental expense under operating leases totaled $169.8 million. At December 31, 2017, approximately 36.1% of our total indebtedness bore interest at fixed rates and the remainder was determined with reference to LIBOR. Most of our aircraft lease obligations bear interest at fixed rates. Accordingly, our financing and rent expense will not decrease significantly if market interest rates decline, but our financing costs could materially increase as LIBOR rates increase.

As of December 31, 2017, the Company had two purchase contracts with Boeing: the first contract entails two firm orders of Boeing 737 Next Generation aircraft, to be delivered in the first half of 2018, and the second contract entails 71 firm orders of Boeing 737 MAX aircraft, which will be delivered between 2018 and 2025. The firm orders have an approximate value of $9.5 billion based on aircraft list prices, including estimated amounts for contractual price escalation and pre-delivery deposits. We will require substantial capital from external sources to meet our future financial commitments. In addition, the acquisition and financing of these aircraft will likely result in a substantial increase in our leverage and fixed financing costs. A high degree of leverage and fixed payment obligations could:

•	limit our ability in the future to obtain additional financing for working capital or other important needs;

•	impair our liquidity by diverting substantial cash from our operating needs to service fixed financing obligations; or

•	limit our ability to plan for or react to changes in our business, in the airline industry or in general economic conditions.

Any one of these factors could have a material adverse effect on our business, financial condition and results of operations.

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

If we fail to successfully take delivery of or reliably operate new aircraft, in particular our new Boeing 737 MAX aircraft, our business could be harmed.

We fly and rely on Boeing and Embraer aircraft. As of December 31, 2017 we operated a fleet of 80 Boeing aircraft and 20 Embraer 190 aircraft. In 2018, we expect to take delivery of two additional Boeing 737-800s and five of our first Boeing 737 MAX aircraft. In the future we expect to continue to incorporate new aircraft into our fleet. The decision to incorporate new aircraft is based on a variety of factors, including the implementation of our growth strategy. Acquisition of new aircraft involves a variety of risks relating to their ability to be successfully placed into service including:

•	manufacturer’s delays in meeting the agreed upon aircraft delivery schedule;

•	difficulties in obtaining financing on acceptable terms to complete our purchase of all of the aircraft we have committed to purchase; and

•	the inability of new aircraft and their components to comply with agreed upon specifications and performance standards.

In addition, we cannot predict the reliability of our fleet as the aircraft matures. In particular, we cannot predict the reliability of the Boeing 737 MAX aircraft, which first entered commercial service in May 2017. Any technical issues with our aircraft would increase our maintenance expenses.

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

Further, Wingo, our low-cost business model, uses a reservation system that differs from the system we have traditionally used for our operations. Any transition to new systems may result in a loss of data or service interruption that could harm our business. Information systems could also suffer disruptions due to events beyond our control, including natural disasters, power failures, terrorist attacks, cyber-attacks, data theft, equipment or software failures, computer viruses or telecommunications failures. We cannot ensure that our security measures or disaster recovery plans are adequate to prevent failures or disruptions. Substantial or repeated website, reservations systems or telecommunication system failures or disruptions, including failures or disruptions related to our integration of technology systems, could reduce the attractiveness of our Company versus our competitors, materially impair our ability to market our services and operate flights, result in the unauthorized release of confidential or otherwise protected information, and result in increased costs, lost revenue, or the loss or compromise of important data.

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

We transmit confidential credit card information by way of secure private retail networks and rely on encryption and authentication technology licensed from third parties to provide the security and authentication necessary to effect secure transmission and storage of confidential information, such as customer credit card information. The Company has made significant efforts to secure its computer network. If our security or computer network were compromised in any way, it could have a material adverse effect on the reputation, business, operating results and financial condition of the Company, and could result in a loss of customers. Additionally, any material failure by the Company to achieve or maintain compliance with the Payment Card Industry security requirements or rectify a security issue may result in fines and the imposition of restrictions on the Company’s ability to accept credit cards as a form of payment.

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

An accident or incident involving one of our aircraft could involve significant claims by injured passengers and others, as well as significant costs related to the repair or replacement of a damaged aircraft and its temporary or permanent loss from service. We are required by our creditors and the lessors of our aircraft under our operating lease agreements to carry liability insurance, but the amount of such liability insurance coverage may not be adequate and we may be forced to bear substantial losses in the event of an accident. Our insurance premiums may also increase, or we may lose our eligibility for insurance, due to an accident or incident affecting one of our aircraft. Substantial claims resulting from an accident in excess of our related insurance coverage or increased premiums would harm our business and financial results.

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

In 2017, approximately 59.8% of our expenses and 43.7% of our revenues were denominated in U.S. dollars, respectively (2016: 67.2% and 46.8%, respectively). A significant part of our revenue is denominated in foreign currencies, including the Brazilian real, Colombian peso and Argentinian peso, which represented 16.5%, 11.4% and 7.8%, respectively (2016: 10.1%, 11.8% and 6.8% respectively). If any of these currencies decline in value against the U.S. dollar, our revenues, expressed in U.S. dollars, and our operating margin would be adversely affected. We may not be able to adjust our fares denominated in other currencies to offset any increases in U.S. dollar-denominated expenses, increases in interest expense or exchange losses on fixed obligations or indebtedness denominated in foreign currency.

We are also exposed to exchange rate losses, as well as gains, due to the fluctuation in the value of local currencies the U.S. dollar during the period of time between the times we are paid in local currencies and the time we are able to repatriate the revenues in U.S. dollars. Typically this process takes between one and two weeks in most countries to which we fly, excluding Venezuela [note 28.2 – Market risk—on our Financial Statements].

Our maintenance costs will increase as our fleet ages.

The average age of our fleet was approximately 8.0 years as of December 31, 2017. Historically, we have incurred low levels of maintenance expenses relative to the size of our fleet because most of the parts on our aircraft are covered under multi-year warranties. As our fleet ages and these warranties expire and the mileage on each aircraft increases, our maintenance costs will increase, both on an absolute basis and as a percentage of our operating expenses.

If we enter into a prolonged dispute with any of our employees, many of whom are represented by unions, or if we are required to substantially increase the salaries or benefits of our employees, it may have an adverse impact on our operations and financial condition.

Approximately 62.9% of our 9,045 employees are unionized. There are currently five unions covering our employees based in Panama: the pilots’ union; the flight attendants’ union; the mechanics’ union; the passenger service agents’ union; and an industry union, which represents ground personnel, messengers, drivers, passenger service agents, counter agents and other non-executive administrative staff. Copa entered into collective bargaining agreements with the pilot’s union in July 2017, the industry union in December 2017, the mechanics’ union during the late first quarter 2018 and the flight attendants’ union during the early third quarter of 2018. Collective bargaining agreements in Panama typically have four-year terms. In addition to unions in Panama, there are four unions covering employees in Colombia; in Brazil, all airline industry employees in the country are covered by the industry union agreements; employees in Uruguay are covered by an industry union, and airport employees in Argentina are affiliated to an industry union (UPADEP).

A strike, work interruption or stoppage or any prolonged dispute with our employees who are represented by any of these unions could have an adverse impact on our operations. These risks are typically exacerbated during periods of renegotiation with the unions, which typically occurs every two to four years depending on the jurisdiction and the union. For example, on November 23, 2017, our ground staff held a one-day work stoppage at the end of the negotiation process between Copa and the Sindicato Nacional de Trabajadores de la Industria de la Aviación Civil union or “SIELAS.” Our operations were not interrupted during such work stoppage. Any renegotiated collective bargaining agreement could feature significant wage increases and a consequent increase in our operating expenses. Any failure to reach an agreement during negotiations with unions may require us to enter into arbitration proceedings, use financial and management resources, and potentially agree to terms that are less favorable to us than our existing agreements. Employees who are not currently members of unions may also form new unions that may seek further wage increases or benefits.

Our business is labor-intensive. We expect salaries, wages, benefits and other employee expenses to increase on a gross basis, and these costs could increase as a percentage of our overall costs. If we are unable to hire, train and retain qualified pilots and other employees at a reasonable cost, our business could be harmed and we may be unable to complete our expansion plans.

Our revenues depend on our relationship with travel agents and tour operators and we must manage the costs, rights and functionality of these third-party distribution channels effectively.

In 2017, approximately 67.3% of our revenues were derived from tickets sold through third-party distribution channels, including those provided by conventional travel agents, online travel agents, or “OTAs,” or tour operators. We cannot assure that we will be able to maintain favorable relationships with these ticket sellers. Our revenues could be adversely impacted if travel agents or tour operators elect to favor other airlines or to disfavor us. Our relationship with travel agents and tour operators may be affected by:

•	the size of commissions offered by other airlines;

•	changes in our arrangements with other distributors of airline tickets; and

•	the introduction and growth of new methods of selling tickets.

These third-party distribution channels, along with global distribution systems, or “GDSs,” that travel agents, “OTAs” and tour operators use to obtain airline travel information and issue airline tickets, are more expensive than those we operate ourselves, such as our website. Certain of these distribution channels also effectively restrict the manner in which we distribute our products generally. To remain competitive, we will need to successfully manage our distribution costs and rights, increase our distribution flexibility and improve the functionality of third-party distribution channels, while maintaining an industry-competitive cost structure. These initiatives may affect our relationships with our third-party distribution channels. Any inability to manage our third-party distribution costs, rights and functionality at a competitive level or any material diminishment or disruption in the distribution of our tickets could have a material adverse effect on our business, results of operations and financial condition.

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

We are subject to the risks of having a limited number of suppliers for our aircraft and engines. One of the elements of our business strategy is to save costs by operating a simplified fleet. Copa currently operates the Boeing 737-700/800 Next Generation aircraft powered by CFM 56-7B engines from CFM International and the Embraer 190, powered by CF 34-10 engines from General Electric. We currently intend to continue to rely exclusively on these aircraft. However, starting in August 2018 we will begin receiving the 737 MAX, which is an advanced version of the existing 737-Next Generation. This aircraft will be equipped with a Leap 1B engine, also manufactured by CFM International. If any of Boeing, Embraer, CFM International or General Electric are unable to perform their contractual obligations, or if we are unable to acquire or lease new aircraft or engines from aircraft or engine manufacturers or lessors on acceptable terms, we would have to find another supplier for a similar type of aircraft or engine.

If we have to lease or purchase aircraft from another supplier, we could lose the benefits we derive from our current fleet composition. We cannot ensure that any replacement aircraft would have the same operating advantages as the Boeing 737-700/800 Next Generation or Embraer 190 aircraft that would be replaced or that Copa could lease or purchase engines that would be as reliable and efficient as the CFM 56-7B and GE CF34-10. We may also incur substantial transition costs, including costs associated with acquiring spare parts for different aircraft models, retraining our employees, replacing our manuals and adapting our facilities. Our operations could also be harmed by the failure or inability of Boeing, Embraer, CFM International or General Electric to provide sufficient parts or related support services on a timely basis.

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

We face intense competition throughout our route network. Overall airline industry profit margins are low and industry earnings are volatile. Airlines compete in the areas of pricing, scheduling (frequency and flight times), on-time performance, frequent flyer programs and other services. Some of our competitors have larger customer bases and greater brand recognition in the markets we serve outside Panama, and some of our competitors have significantly greater financial and marketing resources than we have. Airlines based in other countries may also receive subsidies, tax incentives or other state aid from their respective governments, which are not provided by the Panamanian government. Changes in our interactions with our passengers or our product offerings could negatively impact our business. For example, prior to 2015, we had participated in UAL’s loyalty program, MileagePlus, but in July 2015, we launched our own ConnectMiles frequent flyer program. Although, ConnectMiles is allowing us to build a more direct relationship with our customers, it may not be as successful as UAL’s MileagePlus program in building, and maintaining, brand loyalty. In addition, the commencement of, or increase in, service on the routes we serve by existing or new carriers could negatively impact our operating results. Likewise, competitors’ service on routes that we are targeting for expansion may make those expansion plans less attractive.

We compete with a number of other airlines that currently serve some of the routes on which we operate, including Avianca, American Airlines, Delta Air Lines, Aeromexico, and LATAM Group among others. Strategic alliances, bankruptcy restructurings and industry consolidations characterize the airline industry and tend to intensify competition. Several air carriers have merged and/or reorganized in recent years, including certain of our competitors, such as LAN-TAM, Avianca-Taca, American-US Airways and Delta-Northwest, and have benefited from lower operating costs and fare discounting in order to maintain cash flows and to enhance continued customer loyalty.

Traditional hub-and-spoke carriers in the United States and Europe continue to face substantial and increasing competitive pressure from LCCs offering discounted fares. The LCCs’ operations are typically characterized by point-to-point route networks focusing on the highest demand city pairs, high aircraft utilization, single class service and fewer in-flight amenities. As evidenced by Grupo Viva, which is growing in domestic and international markets in Latin America; Spirit, which serves Latin America, including Panama, from Fort Lauderdale; Volaris that operates within Central America region, Mexico and the United States; JetBlue, which flies from Orlando to Latin America; Azul, which flies from Brazil to several South American countries and a number of other LCCs that operate within the Latin American region. The LCC business model appears to be gaining acceptance in the Latin American aviation industry. As a result, we may face new and substantial competition from LCCs in the future, which could result in significant and lasting downward pressure on the fares we charge for flights on our routes. In December 2016, Copa’s subsidiary in Colombia, AeroRepública, launched Wingo, a low-cost business model to serve domestic destinations and some point-to-point international leisure markets, to improve Copa’s position within Colombia, and better compete with low unbundled prices from LCCs. Although we intend to compete vigorously and maintain our strong competitive position in the industry, Avianca and LAN Colombia (LATAM) represent a significant portion of the domestic market in Colombia and have access to greater resources as a result of their recent combinations. Therefore, Copa faces stronger competition now than in recent years, and its prior results may not be indicative of its future performance.

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

Fuel costs constitute a significant portion of our total operating expenses, representing approximately 27.4% of operating expenses in 2017, 27.2% in 2016 and 30.4% in 2015. Jet fuel costs have been subject to wide fluctuations as a result of increases in demand, sudden disruptions in and other concerns about global supply, as well as market speculation. Fuel prices reached record levels during the middle of 2008, decreased substantially in 2009, and have fluctuated up and down since 2009. Both the cost and availability of fuel are subject to many economic, political, weather, environmental and other factors and events occurring throughout the world that we can neither control nor accurately predict, including international political and economic circumstances such as the political instability in major oil-exporting countries in Latin America, Africa and Asia. Any future fuel supply shortage (for example, as a result of production curtailments by the Organization of the Petroleum Exporting Countries, or “OPEC,” a disruption of oil imports, supply disruptions resulting from severe weather or natural disasters, the continued unrest in the Middle East or otherwise could result in higher fuel prices or further reductions in scheduled airline services). We cannot ensure that we would be able to offset any increases in the price of fuel by increasing our fares.

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

Under Panamanian law, there is a limit on the maximum number of non-Panamanian employees that we may employ. Our need for qualified pilots has at times exceeded the domestic supply and as such, we have had to hire a substantial number of non-Panamanian national pilots. However, we cannot ensure that we will continue to attract Panamanian and foreign pilots. The inability to attract and retain pilots may adversely affect our growth strategy by limiting our ability to add new routes or increase the frequency of existing routes.

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

A substantial portion of our assets is located in the Republic of Panama and a significant proportion of our passengers’ trips either originates or ends in Panama. Furthermore, substantially all of Copa’s flights operate through our hub at Tocumen International Airport. As a result, we depend on economic and political conditions prevailing from time to time in Panama. Panama’s economic conditions in turn highly depend on the continued profitability and economic impact of the Panama Canal. Control of the Panama Canal and many other assets were transferred from the United States to Panama in 1999 after nearly a century of U.S. control. Political events in Panama may significantly affect our operations.

Copa Colombia’s results of operations are highly sensitive to macroeconomic and political conditions prevailing in Colombia. Although the state of affairs in Colombia has been steadily improving since 2002, the Colombian economy’s growth slowed during 2015. Any political unrest and instability in Colombia could adversely affect Copa Colombia’s financial condition and results of operations.

According to International Monetary Fund estimates, during 2018 the Panamanian and Colombian economies are expected to grow by 6.1% and 3.8%, respectively, as measured by their GDP at constant prices. However, if either economy experiences a sustained recession, or significant political disruptions, our business, financial condition or results of operations could be materially and negatively affected.

Any increase in the taxes we or our shareholders pay in Panama or the other countries where we do business could adversely affect our financial performance and results of operations.

We cannot ensure that our current tax rates will not increase. Our income tax expenses were $48.0 million, $38.3 million and $32.8 million in the years ended December 31, 2017, 2016 and 2015, respectively, which represented an effective income tax rate of 11.5%, 10.2% and -17.0%, respectively. We are subject to local tax regulations in each of the jurisdictions where we operate, the great majority of which are related to the taxation of income. In some of the countries to which we fly, we do are not subject to pay income taxes, either because those countries do not have income tax or because of treaties or other arrangements those countries have with Panama. In the remaining countries, we pay income tax at rates ranging from 22% to 34% of income.

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

The Panamanian tax code for the airline industry states that tax is based on net income earned for traffic with an origin or final destination in the Republic of Panama. The applicable tax rate is currently 25%. Dividends from our Panamanian subsidiaries, including Copa, are separately subject to a 10% percent withholding tax on the portion attributable to Panamanian-sourced income and a 5% withholding tax on the portion attributable to foreign-sourced income. Additionally, a 7% value added tax is levied on tickets issued in Panama for travel commencing in Panama and going abroad, irrespective of where such tickets were ordered. If such taxes were to increase, our financial performance and results of operations could be materially and adversely affected.

Political unrest and instability in Latin American countries in which we operate may adversely affect our business and the market price of our Class A shares.

While geographic diversity helps reduce our exposure to risks in any one country, we operate primarily within Latin America and are thus subject to a full range of risks associated with our operations in these regions. These risks may include unstable political or economic conditions, lack of well-established or reliable legal systems, exchange controls and other limits on our ability to repatriate earnings and changeable legal and regulatory requirements. In Venezuela and Argentina, for example, we and other airlines and foreign companies may only repatriate cash through specific governmental programs, which may effectively preclude us from repatriating cash for periods of time. In addition, Venezuela has experienced difficult political conditions and declines in the rate of economic growth in recent periods as well as governmental actions that have adversely impacted businesses that operate there. For the year ended December 31, 2017, sales in local currency in Venezuela and Argentina represented 0.1% and 9.4% of our total sales, respectively. Inflation, any decline in GDP or other future economic, social and political developments in Latin America may adversely affect our financial condition or results of operations.

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

The holders of Class A shares have no right to vote at our shareholders’ meetings except with respect to corporate transformations of Copa Holdings, mergers, consolidations or spin-offs of Copa Holdings, changes of corporate purpose, voluntary delisting of the Class A shares from the NYSE, the approval of nominations of our independent directors and amendments to the foregoing provisions that adversely affect the rights and privileges of any Class A shares. The holders of Class B shares have the power to elect the Board of Directors and to determine the outcome of all other matters to be decided by a vote of shareholders. Class A shares will not have full voting rights unless the Class B shares represent less than 10% of our total capital stock (excluding newly issued shares sold with the approval of our independent directors committee). See “Item 10B. Memorandum and Articles of Association—Description of Capital Stock.” We cannot assure that the Class A shares will ever carry full voting rights.

Substantial future sales of our Class A shares by CIASA could cause the price of the Class A shares to decrease.

CIASA owns all of our Class B shares, and those Class B shares will be converted into Class A shares if they are sold to non-Panamanian investors. In connection with our initial public offering in December 2005, Continental and CIASA reduced their ownership of our total capital stock from 49.0% to approximately 27.3% and from 51.0% to approximately 25.1%, respectively. In a follow-on offering in June 2006, Continental further reduced its ownership of our total capital stock from 27.3% to 10.0%. In May 2008, we and CIASA released Continental from its standstill obligations and they sold down their remaining shares in the public market. CIASA holds registration rights with respect to a significant portion of its shares pursuant to a registration rights agreement entered into in connection with our initial public offering. In March 2010, CIASA converted a portion of its Class B shares into 1.6 million non-voting Class A shares and sold such Class A shares in an SEC-registered public offering. In the event CIASA seeks to reduce its ownership below 10% of our total share capital, our independent directors may decide to issue special voting shares solely to Panamanian nationals to maintain the ownership requirements mandated by the Panamanian Aviation Act. As a result, the market price of our Class A shares could drop significantly if CIASA further reduces its investment in us, other significant holders of our shares sell a significant number of shares or if the market perceives that CIASA or other significant holders intend to sell their shares. As of December 31, 2017 CIASA owned 26.0% of Copa Holdings’ total capital stock mainly as a result of share repurchase programs executed in 2014 and 2015.

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

Our Class A shares are listed on the NYSE. During the three months ended December 31, 2017, the average daily trading volume for our Class A shares as reported by the NYSE was approximately 249,224 shares. Active, liquid trading markets generally result in lower price volatility and more efficient execution of buy and sell orders for our investors. The liquidity of a securities market is often affected by the volume of shares publicly held by unrelated parties. We cannot predict whether an active liquid public trading market for our Class A shares will be sustained.

Our operations in Cuba may adversely affect the market price of our Class A shares

We currently operate seven daily departures to and from Cuba which provide passenger, cargo and mail transportation service. For the year ended December 31, 2017, our transported passengers to and from Cuba represented approximately 4.3% of our total passengers. Our operating revenues from Cuban operations during the year ended December 31, 2017 represented approximately 1.7% of our total consolidated operating revenues for such year. Our assets located in Cuba are not significant.

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

On May 6, 1998, Copa Holdings, S.A., the holding company for Copa and related companies was incorporated as a sociedad anónima under the laws of Panama to facilitate the sale by CIASA of a 49% stake in Copa Holdings to Continental. In connection with Continental’s investment, we entered into an extensive alliance agreement with Continental providing for code-sharing, joint marketing, technical exchanges and other cooperative initiatives between the airlines. At the time of our initial public offering in December 2005, Continental reduced its ownership of our total capital stock from 49% to approximately 27.3%. In a follow-on offering in June 2006, Continental further reduced its ownership of our total capital stock from 27.3% to 10.0%. In May 2008, Continental sold its remaining shares in the public market. In March 2010, CIASA sold 4.2% of its interest and as of December 31, 2017 held 26.0% of our total capital stock.

Since 1998, we have grown and modernized our fleet while improving customer service and reliability. Copa has expanded its operational fleet from 13 aircraft to 100 aircraft at December 31, 2017. In 1999, we received our first Boeing 737-700s, in 2003 we received our first Boeing 737-800, and in 2005 we received our first Embraer 190. In the first quarter of 2005, we completed our fleet renovation program and discontinued the use of our last Boeing 737-200.Since 2005, we have expanded from 24 destinations in 18 countries to 75 destinations in 31 countries. We plan to continue our expansion, which includes increasing our fleet, over the next several years. In 2018, we expect to take delivery of five of our first Boeing 737 MAX aircraft.

On April 22, 2005, we acquired an initial 85.6% equity ownership interest in AeroRepública, which was one of the largest domestic carriers in Colombia in terms of passengers carried. Through subsequent acquisitions, we increased our total ownership interest in AeroRepública to 99.9% by the end of that year. We believe that Copa Airlines’ operational coordination with Copa Colombia creates additional passenger traffic in our existing route network by providing Colombian passengers more convenient access to the international destinations served through our Panama hub.

In July 2015, we elected to cease co-branding the MileagePlus frequent flyer program in Latin America and launched our own frequent flyer program, ConnectMiles. We have reached a scale where establishing our own direct relationship with our customers is warranted. Copa and UAL will remain strong loyalty partners through our participation in Star Alliance.

In December 2016, we launched a low-cost business model, Wingo, to diversify our offerings and to better compete with other low- cost carriers in the markets. Wingo serves domestic flights in Colombia and some international cities to and from Colombia.

Our registered office is located at Avenida Principal y Avenida de la Rotonda, Urbanización Costa del Este, Complejo Business Park, Torre Norte, Parque Lefevre, Panama City, Panama and our telephone number is +507 304-2774. The website of Copa Airlines is www.copaair.com. Information contained on, or accessible through, this website is not incorporated by reference herein and shall not be considered part of this annual report. Our agent for service of process in the United States is Puglisi & Associates, 850 Library Avenue, Suite 204, Newark, Delaware 19715, and its telephone number is +(302) 738-6680.

Capital Expenditures

During 2017, our capital expenditures were $272.4 million, which consisted primarily of the acquisition of property and equipment. During 2016, our capital expenditures were $106.7 million, which consisted primarily of the acquisition of property and equipment. During 2015, our capital expenditures were $3.7 million, which consisted primarily of expenditures related to our purchase of four Boeing 737-800 aircraft, offset by reimbursement of advance payments on aircraft purchase contracts.

B. Business Overview

We are a leading Latin American provider of airline passenger and cargo service through our two principal operating subsidiaries, Copa Airlines and Copa Colombia. Copa Airlines operates from its strategically-located position in the Republic of Panama, and Copa Colombia flies from Colombia to Copa Airlines Hub of the Americas in Panama, and operates a low-cost business model within Colombia and various cities in the region. We currently operate a fleet of 106 aircraft, 80 Boeing 737-Next Generation aircraft and 20 Embraer 190 aircraft to meet our growing capacity requirements. As of December 31, 2017 the Company had two purchase contracts with Boeing: the first contract entails two firm orders of Boeing 737 Next Generation aircraft, to be delivered in the first half of 2018, and the second contract entails 71 firm orders of Boeing 737 MAX aircraft, which will be delivered between 2018 and 2025.

Copa currently offers approximately 347 daily scheduled flights among 75 destinations in 31 countries in North, Central and South America and the Caribbean from its Panama City hub. Copa provides passengers with access to flights to more than 200 other destinations through code-share arrangements with UAL and other airlines pursuant to which each airline places its name and flight designation code on the other’s flights. Through its Panama City hub, Copa is able to consolidate passenger traffic from multiple points to serve each destination effectively.

Copa began its strategic alliance with Continental in 1998. Since then, Copa, Continental and Continental’s successor, United Airlines, or “UAL” or “United,” have conducted joint marketing and code-sharing arrangements. On October, 2010, Continental merged with United Airlines. The combined carrier took the United Airlines name but uses the former Continental’s livery and logo. All of the service and alliance agreements we had in place with Continental have been transferred to the combined UAL entity. We believe that Copa’s co-branding and joint marketing activities, which continue with UAL, have enhanced its brand in Latin America, and that the relationship with UAL has afforded it cost-related benefits, such as improved purchasing power in negotiations with aircraft vendors and insurers. We have reached a mutually beneficial arrangement with UAL and extended the term, and continue with, an updated alliance agreement from May 2016 forward. Due to the long-standing alliance relationship with Continental, and in order to ensure Copa remained fully aligned with Continental on a number of important joint initiatives, Copa officially joined Star Alliance on June 21, 2012, which Continental had joined at the end of 2009.

Since January 2001, we have grown significantly and have established a track record of consistent profitability, with the one exception of 2015. Although in 2015 and 2016 our revenues and margins decreased as compared to 2014, our total operating revenues increased from $0.3 billion in 2001 to $2.5 billion in 2017 while our operating margins also increased from 8.6% to 17.4% over the same period.

Our Strengths

We believe our primary business strengths that have allowed us to compete successfully in the airline industry include the following:

•	Our “Hub of the Americas” airport is strategically located. We believe that Copa’s base of operations at the geographically central location of Tocumen International Airport in Panama City, Panama provides convenient connections to our principal markets in North, Central and South America and the Caribbean, enabling us to consolidate traffic to serve several destinations that do not generate enough demand to justify point-to-point service. Flights from Panama operate with few service disruptions due to weather, contributing to high completion factors and on-time performance. Tocumen International Airport’s sea-level altitude allows our aircraft to operate without the performance restrictions they would be subject to a higher altitude airports. We believe that Copa’s hub in Panama allows us to benefit from Panama City’s status as a center for financial services, shipping and commerce and from Panama’s stable, dollar-based economy, free-trade zone and growing tourism.

•	We focus on keeping our operating costs low. In recent years, our low operating costs and efficiency have contributed significantly to our profitability. Our operating CASM, excluding costs for fuel was $6.91 in 2013, $6.54 in 2014, $6.37 in 2015, $6.44 in 2016 and $6.33 in 2017. We believe that our cost per available seat mile reflects our modern fleet, efficient operations and the competitive cost of labor in Panama.

•	We operate a modern fleet. Our fleet consists of modern Boeing 737-Next Generation and Embraer 190 aircraft equipped with winglets and other modern cost-saving and safety features. Over the next several years, we intend to enhance our modern fleet through the addition of two Boeing 737-Next Generation aircraft which will be delivered in the first half of 2018 and 71 Boeing 737 MAX aircraft to be delivered between 2018 and 2025. We believe that our modern fleet contributes to our on-time performance and high completion factor (percentage of scheduled flights not cancelled).

•	We believe Copa has a strong brand and a reputation for quality service. We believe that the Copa brand is associated with value to passengers, providing world-class service and competitive pricing. For the year ended December 31, 2017, Copa’s statistic for on-time performance, according to DOT standard methodology of arrivals within 14 minutes of scheduled arrival time, was 86.8% and its completion factor was 99.5%. We believe our focus on customer service has helped to build passenger loyalty. In addition, the excellent response to our new loyalty program, ConnectMiles, demonstrates the strong affinity Copa customers have for the brand. During 2017 we were recognized by OAG as the fourth most on-time airline in the world, and by Flight Stats, for the fifth consecutive year as the most on-time airline in Latin America.

•	Our management fosters a culture of teamwork and continuous improvement. Our management team has been successful at creating a culture based on teamwork and focused on continuous improvement. Each of our employees has individual objectives based on corporate goals that serve as a basis for measuring performance. When corporate operational and financial targets are met, employees are eligible to receive bonuses according to our profit sharing program. See “Item 6D. Employees.” We also recognize outstanding performance of individual employees through company-wide recognition, one-time awards, special events and, in the case of our senior management, grants of restricted stock and stock options. Our goal-oriented culture and incentive programs have contributed to a motivated work force that is focused on satisfying customers, achieving efficiencies and growing profitability.

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

According to data from the International Air Transport Association, or “IATA,” Latin America comprised approximately 7.2% of international worldwide passengers flown in 2016 or million passengers.

The Central American aviation market is dominated by international traffic. According to data from IATA, international revenue passenger kilometers, or “RPKs,” are concentrated between North America and Central America. This segment represented 78% of international RPKs flown to and from Central America in 2016, compared to 16.4% RPKs flown between Central America and South America and 5.9% for RPKs flown between Central American countries. Total RPKs flown on international flights to and from Central America increased 6.1%, and load factors on international flights to and from Central America were 80% on average.

The chart below details passenger traffic between regions in 2016:

	2016 IATA Traffic Results
	Passenger Kms Flown		Available Seat Kms		Passenger Load Factor
	(Millions)	Change (%)	(Millions)	Change (%)	Load Factor	Change (%)

North America - Central America / Caribbean	144,853	4.4	175,212	3.3	83%	0.9 p.p.
North America - South America	97,822	(0.5)	116,775	(3.3)	84%	2.3 p.p.
Within South America	40,671	8.0	50,829	7.4	80%	0.5 p.p.
Central America/Caribbean - South America	30,459	4.3	37,622	(0.5)	81%	3.8 p.p.
Within Central America	10,971	45.3	15,206	32.7	72%	6.3 p.p.

Panama serves as a hub for connecting passenger traffic between major markets in North, South, and Central America and the Caribbean. Accordingly, passenger traffic to and from Panama is significantly influenced by economic growth in surrounding regions. Major passenger traffic markets in North, South and Central America experienced growth in their GDP in 2017. Preliminary figures indicate that real GDP increased by 5.8% in Panama and by 2.7% in Colombia, according to data of the World Economic and Financial Survey conducted by the International Monetary Fund or “IMF.”

	GDP (in US$ billions)		GDP per Capita
	2017	2017	2017
	Current Prices (US$)	Real GDP (% Growth)	Current Prices (US$)
Argentina	620	2.46	14,062

Brazil	2,081	0.75	10,020

Chile	263	1.38	14,315

Colombia	307	1.70	6,238

Mexico	1,142	2.15	9,249

Panama	59	5.30	14,409

USA	19,362	2.18	59,495

Source: International Monetary Fund, World Economic Outlook Database, October 2017

Panama has benefited from a stable economy with moderate inflation and steady GDP growth. According to IMF estimates, from 2011 to 2017, Panama’s real GDP grew at an average annual rate of 7.2%, while inflation averaged 2.9% per year The IMF currently estimates Panama’s population to be approximately 4.1 million in 2017, with the majority of the population concentrated in Panama City, where our hub at Tocumen International Airport is located. We believe the combination of a stable, service-oriented economy and steady population growth has helped drive our domestic origin and destination passenger traffic.

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

Colombia is the third largest country in Latin America in terms of population, with a population of approximately 49.3 million in 2017 according to the IMF, and has a land area of approximately 440,000 square miles. Colombia’s GDP is estimated to be $307.5 billion for 2017, and per capita income was approximately $6.2 thousand (current prices) according to the IMF. Colombia’s geography is marked by the Andean mountains and an inadequate road and rail infrastructure, making air travel a convenient and attractive transportation alternative. Colombia shares a border with Panama, and for historic, cultural and business reasons it represents a significant market for many Panamanian businesses.

Route Network and Schedules

As of December 31, 2017, Copa provided regularly-scheduled flights to 75 cities in North, Central and South America and the Caribbean. The majority of Copa flights operate through our hub in Panama City which allows us to transport passengers and cargo among a large number of destinations with service that is more frequent than if each route were served directly.

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

As a part of our strategic relationship with UAL, Copa provides flights through code-sharing arrangements to over 200 other destinations. In addition to code-shares provided with our Star Alliance partners, Copa also has code-sharing arrangements in place with several other carriers, including Air France, KLM, Iberia, Emirates, Gol, Tame and Aeromexico.

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

In December 2016, we launched a low-cost business model, Wingo, to diversify our offerings and to better compete with other low-cost carriers in the markets. Wingo serves domestic flights in Colombia and some international cities to and from Colombia.

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

Revenue by Region

The following table shows our revenue generated in each of our major operating regions.

	Year Ended December 31,
Region	2017	2016	2015	2014	2013

North America (1)	24.1%	28.8%	24.8%	20.5%	18.0%

South America	48.6%	42.2%	45.7%	55.1%	63.6%

Central America (2)	22.1%	23.1%	23.3%	19.7%	13.7%

Caribbean (3)	5.2%	5.9%	6.2%	4.7%	4.7%

(1)	Includes USA, Canada, Mexico
(2)	Includes Panama
(3)	Cuba, Dominican Republic, Haiti, Jamaica, Puerto Rico, Aruba, Curaçao, St. Maarten, Bahamas, and Trinidad and Tobago

Airline Operations

Passenger Operations

Passenger revenue accounted for approximately $2,462.4 million in 2017, $2,155.2 million in 2016, and $2,185.5 million in 2015, representing 97.4%, 97.0%, and 97.0%, respectively, of Copa’s total revenues. Leisure traffic, which makes up close to half of Copa’s total traffic, tends to coincide with holidays, school vacations and cultural events and peaks in July and August, and again in December and January. Despite these seasonal variations, Copa’s overall traffic pattern is relatively stable due to the constant influx of business travelers. Approximately half of Copa’s passengers regard Panama City as their destination or origination point, and most of the remaining passengers pass through Panama City in transit to other points on our route network.

Cargo Operations

In addition to our passenger service, we make efficient use of extra capacity in the belly of our aircraft by carrying cargo. Our cargo operations consist principally of freight service. Copa’s cargo business generated revenues of approximately $55.3 million in 2017, $54.0 million in 2016, and $56.7 million in 2015, representing 2.2%, 2.4%, and 2.5% respectively, of Copa’s operating revenues. We primarily move our cargo in the belly of our aircraft; however, we also wet-lease and charter freighter capacity when necessary to meet our cargo customers’ needs.

Pricing and Revenue Management

Copa has designed its fare structure to balance its load factors and yields in a way that it believes will maximize profits on its flights. Copa also maintains revenue management policies and procedures that are intended to maximize total revenues, while remaining generally competitive with those of our major competitors. Copa uses Revenue Manager (RMS), the revenue management software designed by Sabre.

Copa charges higher fares for tickets sold on higher-demand routes, tickets purchased on short notice and other itineraries suggesting a passenger would be willing to pay a premium. This represents strong value to Copa’s business customers, who need more flexibility with their flight plans. The number of seats Copa offers at each fare level in each market results from a continual process of analysis and forecasting. Past booking history, seasonality, the effects of competition and current booking trends are used to forecast demand. Current fares and knowledge of upcoming events at destinations that will affect traffic volumes are included in Copa’s forecasting model to arrive at optimal seat allocations for its fares on specific routes. Copa uses a combination of approaches, taking into account yields, flight load factors and effects on load factors of continuing traffic, depending on the characteristics of the markets served, to arrive at a strategy for achieving the best possible revenue per available seat mile, balancing the average fare charged against the corresponding effect on our load factors.

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

Copa Holdings is also a party to a supplemental agreement with CIASA and Continental entered into in connection with Continental’s May 1998 offering of our shares. The supplemental agreement terminates the shareholders’ agreement between the Company, CIASA and Continental that existed prior to Continental’s exit and further amends the amended and restated registration rights agreement between the parties. Pursuant to the supplemental agreement, Continental received the right to appoint a member of its senior management to our Board of Directors during the term of our alliance agreement with Continental.

On October 1, 2010, Continental merged with United Airlines and became a wholly-owned subsidiary of UAL. All the benefits from our previous alliance with Continental were recognized by UAL. Our alliance relationship with Continental enjoyed a grant of antitrust immunity from the U.S. Department of Transportation, or “DOT.” The DOT issued a “route transfer order” document after Continental merged with UAL, whereby the existing antitrust immunity grant between Continental and Copa Airlines is now in effect between UAL and Copa Airlines.

As a result of our alliance, we have benefited from Continental’s and now UAL’s expertise and experience over the years. For example, prior to July 2015 when we launched our own frequent flyer program, ConnectMiles, we adopted Continental’s OnePass (now UAL’s MileagePlus) frequent flyer program and rolled out a co-branded joint product in most of Latin America, which enabled Copa to develop brand loyalty among travelers. The co-branding of the OnePass (now MileagePlus) loyalty program helped Copa to leverage the brand recognition that Continental already enjoyed across Latin America and has enabled Copa to compete more effectively against regional competitors such as Avianca and the Oneworld alliance represented by American Airlines and LATAM Airlines. We also share UAL’s Sceptre inventory management software, which allows Copa to pool spare parts with UAL and to rely on UAL to provide engineering support for maintenance projects. We have also been able to take advantage of UAL’s purchasing power and negotiate more competitive rates for spare parts and third-party maintenance work. In addition to the Sceptre system, we have adopted several important information technology systems, such as the SHARES computer reservation system in an effort to maintain commonality with UAL.

In 2007, Copa joined the SkyTeam global alliance as an Associate Member, in part due to the support and sponsorship of Continental. Continental left the SkyTeam global alliance and joined Star Alliance effective the fourth quarter of 2009. Due to the long-standing alliance relationship with Continental, and in order to ensure Copa remained fully aligned with Continental on a number of important joint initiatives, Copa also exited the SkyTeam global alliance during the fourth quarter of 2009 and officially joined Star Alliance on June 21, 2012.

Alliance Agreement. Under our current alliance agreement with UAL, both entities agree to continue their code-sharing relationship with extensions as they feel appropriate and to work to maintain our antitrust immunity with the DOT. In order to support the code-sharing relationship, the alliance agreement also contains provisions mandating a continued frequent flyer relationship between the airlines, setting minimum levels of quality of service for the airlines and encouraging cooperation in marketing and other operational initiatives. Other than by expiration as described above, the agreement is also terminable by either airline in cases of, among other things, uncured material breaches of the alliance agreement by the other airline, bankruptcy of the other airline, termination of the services agreement for breach by the other airline, termination of the frequent flyer participation agreement without entering into a successor agreement with the other airline, certain competitive activities, certain changes of control of either of the parties and certain significant operational service failures by the other airline.

Frequent Flyer Participation Agreement. In July 2015, we elected to cease co-branding the MileagePlus frequent flyer program in Latin America and launched our own frequent flyer program, ConnectMiles. We have reached a scale where establishing our own direct relationship with our customers is warranted. Copa and UAL will remain strong loyalty partners through our participation in Star Alliance.

Trademark License Agreement. Under our trademark license agreement with UAL, we have the right to use a logo incorporating a design that is similar to the design of the new UAL logo. We also have the right to use UAL’s trade dress, aircraft livery and certain other UAL marks under the agreement that allow us to more closely align our overall product with our strategic alliance partner. The trademark license agreement is coterminous with the alliance agreement and can also be terminated for breach. In most cases, we have a period of five years after termination to cease to use the marks on our aircraft, with less time provided for signage and other uses of the marks or in cases where the agreement is terminated for a breach by us.

Sales, Marketing and Distribution

Sales and Distribution. Approximately 66.1% of sales during 2017 were completed through travel agents, including OTAs and other airlines while approximately 33.9% were direct sales via our city ticket offices, or “CTOs,” call centers, airport counters or website. Travel agents receive base commissions, not including back-end incentive payments, ranging from 0% to 6.7% depending on the country. The weighted average rate for these commissions during 2017 was 1.9%. In recent years, base commissions have decreased significantly in most markets as more efficient back-end incentive programs have been implemented to reward selected travel agencies that exceed their sales targets.

Travel agents obtain airline travel information and issue airline tickets through global distribution systems, or “GDSs,” that enable them to make reservations on flights from a large number of airlines. GDSs are also used by travel agents to make hotel and car rental reservations. Copa participates actively in all major international GDSs, including SABRE, Amadeus, Galileo and Worldspan. In return for access to these systems, Copa pays transaction fees that are generally based on the number of reservations booked through each system.

Copa has a sales and marketing network consisting of 68 domestic and international ticket offices, including city ticket offices located in Panama and Colombia, in addition to the airports where we operate.

The call center that operates Copa’s reservations and sales services handles calls from Panama as well as most other countries to which Copa flies. Such centralization has resulted in a significant increase in telephone sales, as it efficiently allows for improvements in service levels such as 24-hour-a-day, 7-days-a-week service, in three different languages.

Advertising and Promotional Activities. Our advertising and promotional activities include the use of television, print, radio and billboards, as well as targeted public relation events in the cities where we fly. In recent years, we have increased our use of digital marketing, including social media via Facebook, Instagram and Twitter to enhance our brand image and engage customers in a new way. We believe that the corporate traveler is an important part of our business, and we particularly promote our service to these customers by conveying the reliability, convenience and consistency of our service and offering value-added services such as convention and conference travel arrangements. We also promote package deals for the destinations where we fly through combined efforts with selected hotels and travel agencies.

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

Aircraft

As of December 31, 2017, Copa operated a fleet consisting of 100 aircraft, including 14 Boeing 737-700 Next Generation aircraft, 66 Boeing 737-800 Next Generation aircraft and 20 Embraer 190 aircraft. As of December 31, 2017, Copa had firm orders, including purchase and lease commitments, for two additional Boeing 737 Next Generation aircraft to be delivered in the first half of 2018, and 71 Boeing 737 MAX aircraft to be delivered between 2018 and 2025. The 737 MAX aircraft first entered commercial service in May 2017.

The current composition of the Copa fleet as of December 31, 2017 is fully described below:

	Average Term of Lease
	Number of Aircraft			Remaining	Average Age	Seating
	Total	Owned	Leased	(Years)	(Years)	Capacity
Boeing 737-700	14	12	2	3.3	15.6	124/142
Boeing 737-800	66	39	27	3.5	5.6	154/160
Embraer 190	20	19	1	0.2	10.6	94/100

Total	100	70	30	3.4	8.0	—

The table below describes the expected size of our fleet at the end of each year set forth below, assuming delivery of all aircraft for which we currently have firm orders but not taking into account any aircraft for which we have purchase rights and options:

Aircraft Type	2018	2019	2020	2021	2022
737-700(1)	14	14	16	14	14
737-800(2)	68	64	61	57	52
737-MAX(3)	5	13	22	34	46
Embraer 190	19	19	19	19	19

Total Fleet	106	110	118	124	131

(1)	Assumes the return of leased aircraft upon expiration of lease contracts.
(2)	We have the flexibility to choose between the different members of the 737-Next Generation family of aircraft for most of the 737-800 aircraft deliveries.
(3)	We have the flexibility to choose between the different members of the 737 MAX family.

The Boeing 737 aircraft currently in our fleet are fuel-efficient and suit our operations well for the following reasons:

•	They have simplified maintenance procedures.

•	They require just one type of standardized training for our crews.

•	They have one of the lowest operating costs in their class.

Our focus on profitable operations means that we periodically review our fleet composition. As a result, our fleet composition changes over time when we conclude that adding other types of aircraft will help us achieve this goal. The introduction of any new type of aircraft to our fleet is only done if, after careful consideration, we determine that such a step will improve our profitability. In line with this philosophy, after conducting a careful cost-benefit analysis, we added the Embraer 190 aircraft because its combination of smaller size and highly efficient operating characteristics made it the ideal aircraft to serve new mid-sized markets and to increase frequency to existing destinations. The Embraer 190 incorporates advanced design features, such as integrated avionics, fly-by-wire flight controls, and CF34-10 engines made by General Electric. The Embraer 190 has a range of approximately 2,000 nautical miles, enabling it to fly to a wide range of destinations from short-haul to certain medium-haul destinations. We have configured Copa’s Embraer aircraft with a business class section similar to the business class section we have on our Boeing 737-Next Generation aircraft. Following our growth strategy, we have placed an order of 71 Boeing 737 MAX aircraft. The 737 MAX will provide additional benefits to the current fleet such as fuel efficiency, longer range and additional capacity compared to the current Copa seat configuration.

Through several special purpose vehicles, we currently have beneficial ownership of 70 of our aircraft, including 19 Embraer 190s. In addition, we lease two of our Boeing 737-700s, 27 of our Boeing 737-800s, and one of our Embraer 190s under long-term operating lease agreements that have an average remaining term of 3.4 years. Since 2012, we have financed certain aircraft by entering into sale-leaseback transactions. In 2013, we sold four Boeing 737-800 aircraft delivered in 2013 to MC Aviation Partners, or “MCAP,” the aircraft leasing arm of Mitsubishi Corporation, and in 2014 an additional four Boeing 737-800 aircraft delivered in 2014 to SMBC Aviation Capital or “SMBC.” We have entered into leasing arrangements on market terms with the purchasers for all eight aircraft. Leasing some of our aircraft provides us with flexibility to change our fleet composition if we consider it to be in our best interests to do so. We make monthly rental payments, some of which are based on floating rates, but we are not required to make termination payments at the end of the lease. Currently, we do not have purchase options under any of our operating lease agreements. Under our operating lease agreements, we are required in some cases to keep maintenance reserve accounts and in other cases to make supplemental rent payments at the end of the lease that are calculated with reference to the aircraft’s maintenance schedule. In either case, we must return the aircraft in the agreed-upon condition at the end of the lease term. Title to the aircraft remains with the lessor. We are responsible for the maintenance, servicing, insurance, repair and overhaul of the aircraft during the term of the lease.

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

Each of our Boeing 737-Next Generation aircraft is powered by two CFM International Model CFM 56-7B engines. Each of our Embraer 190 aircraft is powered by two CF34-10 engines made by General Electric. We currently have 16 spare engines for service replacements and for periodic rotation through our fleet. In 2018, we will receive our first Boeing 737 MAX aircraft which is powered by two CMF International LEAP engines.

Maintenance

The maintenance performed on our aircraft can be divided into two general categories: line and heavy maintenance. Line maintenance consists of routine, scheduled maintenance checks on our aircraft, including pre-flight, service visits, “A-checks” and any diagnostics and routine repairs. Copa’s line maintenance is performed by Copa’s own technicians at our main base in Panama and/or at the out stations by Copa Airlines and/or Copa Colombia employees or third-party contractors. Heavy maintenance consists of more complex inspections and overhauls, including “C-checks,” and servicing of the aircraft that cannot be accomplished during an overnight visit. Maintenance checks are performed intermittently as determined by the aircraft manufacturer through Copa Airlines AAC approved maintenance program. These checks are based on the number of hours, departures or calendar months flown. Historically we had contracted with certified outside maintenance providers, such as COOPESA. In October of 2010, Copa decided to begin performing a portion of the heavy maintenance work in-house. The hiring, training, facility and tooling setup, as well as enhancing certain support shops, were completed during a ten-month period. Ultimately, Copa acquired the required certifications by the local authorities to perform the first in-house C-Check in August 2011, followed by its second C-check in October of the same year. Today we are performing a continuous line of C-Checks in-house for the entire year, and on January 20, 2017 we held the ground-breaking of our new maintenance facility which allows us to perform up to three complete continuous lines of C-checks, as required. We estimate the completion date for the new facility to be July 2018. In 2017, 19 heavy maintenance checks were successfully performed in-house. When possible, Copa attempts to schedule heavy maintenance during its lower-demand seasons in order to maximize productive use of its aircraft.

Copa has exclusive long-term contracts with GE Engines whereby they perform maintenance on all of our CFM-56 and CF-34 engines.

In October of 2014 Copa Airlines established its own maintenance technician training academy. Through this program, we recruit and train technicians through on-the-job training and formal classes. These future technicians stay in the program for four years total. After the first two years, each trainee will receive their airframe license and become a mechanic. After the next two years, each trainee will receive their power plant license and will be released as a mechanic into our work force. Presently, we have 60 students in the program.

Copa Airlines and Copa Colombia employ, system-wide, around 500 maintenance professionals, who perform maintenance in accordance with maintenance programs that are established by the manufacturers and approved and certified by international aviation authorities. Every mechanic is trained in factory procedures and goes through our own rigorous in-house training program. Every mechanic is licensed by the AAC and approximately 34 of our mechanics are also licensed by the FAA. Our safety and maintenance procedures are reviewed and periodically audited by the AAC (Panama), UAEAC (Colombia), the FAA (United States), IATA (IOSA) and, to a lesser extent, every foreign country to which we fly. Copa Airlines’ maintenance facility at Tocumen International Airport has been certified by the FAA as an approved repair station, and once a year the FAA inspects this facility to validate and renew the certification. Copa’s aircraft are initially covered by warranties that have a term of four years, resulting in lower maintenance expenses during the period of coverage. All of Copa Airlines’ and Copa Colombia’s mechanics are trained to perform line maintenance on each of the Boeing 737-Next Generation, Boeing 737 MAX and Embraer 190 aircraft.

All of Copa Colombia’s maintenance and safety procedures are certified by the Aeronáutica Civil of Colombia and BVQi, the institute that issues International Organization for Standardization, or “ISO,” quality certificates. All of Copa Colombia’s maintenance personnel are licensed by the Aeronáutica Civil of Colombia. In December 2017, Copa Colombia received its IATA Operational Safety Audit, or “IOSA,” compliance certification, which will remain valid until December 2019.

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

The SMS is supported by safety investigations and a comprehensive audit program. Investigations are initiated either by operational events or analyses of relevant trend information, such as via our Flight Data Analysis program. These investigations are conducted by properly qualified and trained internal safety professionals. Our audit program consists of three major components. The first serves as the aircraft maintenance quality assurance program and is supported by six dedicated maintenance professionals. The second team consists of an internal team dedicated to conducting standardized audits of airport, flight operations, and associated functions. The third component of our audit program is a biennial audit of all operational components by the internationally recognized standard IOSA (IATA Operational Safety Audit). We are happy to report that in 2017 Copa Airlines and Copa Colombia successfully completed IOSA audits by external providers.

Airport Facilities

We believe that our hub at Panama City’s Tocumen International Airport (PTY) is an excellent base of operations for the following reasons:

•	Panama’s consistently temperate climate is ideal for airport operations. For example, in recent years Tocumen was closed and unavailable for flight operations for a total of fewer than two hours per year on average.

•	Tocumen is the only airport in Central America with two operational runways. Also, unlike some other regional airports, consistent modernization and growth of our hub has kept pace with our needs. In 2012, Tocumen Airport completed Phase II of an expansion project of the existing terminal. In 2013, Tocumen was awarded the bid for the construction of a new south terminal, with an additional 20 gates, eight remote positions and a second customs area. Currently, this second terminal is under construction and scheduled for completion toward the end of 2018.

•	Panama’s central and sea level location provides a very efficient base to operate our narrow body fleet, efficiently serving short and long-haul destinations in Central, North and South America, as well as the Caribbean.

•	Travelers can generally make connections seamlessly through Tocumen because of its manageable size and Panama’s policies accommodating in-transit passengers.

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

We worked closely with the airport’s management and consulted with the IATA infrastructure group to provide plans and guidance for Phase I of an airport expansion that provided eight new gate positions with jet bridges, six new remote parking positions, expanded retail areas and improved baggage-handling facilities. The government authorized $70 million to cover the costs of this expansion. Work on Phase I was completed in the third quarter of 2006. Phase II of the expansion added 12 additional jet bridge gates and was completed in the fourth quarter of 2012. Construction on the south terminal started in 2013 and is expected to be completed toward the end of 2018.

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

Our Gold and higher PreferMember passengers also have access to four other Copa Clubs in the region, which are strategically located in San José, Guatemala City, Santo Domingo, Medellin and Bogota. The Copa Club in San José is located at the Juan Santa Maria International Airport and has a capacity of up to 135 passengers with an area of almost 6,400 square feet. The Copa Club in Guatemala City is located at the Aurora International Airport and has a capacity of 55 passengers with an area of almost 2,400 square feet. In Santo Domingo, the lounge is located at the Las Americas International Airport with a capacity in excess of 65 passengers and an area of almost 3,000 square feet. Additionally, the Copa Club in Medellin, located at Jose Maria Cordova International Airport, has an area close to 2,800 square feet and a capacity of more than 65 passengers. Lastly, our Copa Club in Bogota is located at the Dorado International Airport. It seats 107 passengers and has an area close to 3,500 square feet.

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

	Aircraft Fuel Data
	2017	2016	2015

Average price per gallon of jet fuel into plane (excluding hedge) (in U.S. dollars)	$1.85	$1.53	$1.83
Gallons consumed (in millions)	307.0	284.3	277.1
Available seat miles (in millions)	23,936	22,004	21,675
Gallons per ASM (in hundredths)	1.28	1.29	1.28

In 2017 the average price of West Texas Intermediate or “WTI” crude oil, a benchmark widely used for crude oil prices that is measured in barrels and quoted in U.S. dollars, increased by 17.9% from $43.1 per barrel to $50.9 per barrel. In 2017, we hedged approximately 5% of our fuel needs and for 2018 we have not hedged any part of our fuel needs. Although we have not added hedge positions since August of 2015, we continue to evaluate various hedging strategies and may enter into additional hedging agreements in the future, as any substantial and prolonged increase in the price of jet fuel will likely materially and negatively affect our business, financial condition and results of operation. In the past, we have managed to offset some of the increases in fuel prices with higher load factors, fuel surcharges and fare increases. In addition, our relatively young, winglet-equipped fleet also helps us mitigate the impact of higher fuel prices.

Tocumen International Airport has limited fuel storage capacity. In the event there is a disruption in the transport of fuel to the airport, we may be forced to suspend flights until the fuel tanks can be refueled.

Insurance

We maintain passenger liability insurance in an amount consistent with industry practice, and we insure our aircraft again losses and damages on an “all risks” basis. We have obtained all insurance coverage required by the terms of our leases. We believe our insurance coverage is consistent with airline industry standards and appropriate to protect us from material losses in light of the activities we conduct. No assurance can be given, however, that the amount of insurance we carry will be sufficient to protect us from material losses. We have negotiated low premiums on our Copa Airlines insurance policies by leveraging the purchasing power of our alliance partner, UAL.

Environmental

Our operations are covered by various local, national, and international environmental regulations. These regulations cover, among other things, gas emissions into the atmosphere, disposal of solid waste and aqueous effluents, aircraft noise, and other activities that result from the operation of aircraft and our aircraft comply with all environmental standards applicable to their operations as described in this annual report. Currently, we maintain an Environmental Management and Adequacy Program, or “PAMA,” in all our facilities, including our maintenance hangar and support facilities at the Tocumen International Airport, Administrative Offices at Costa del Este and Instruction Center at Clayton. This program was approved by the Panamanian National Environmental Authority, or “MiAmbiente,” in 2013, and includes actions like a recycling program, better use of natural resources, and final disposition of domestic water, among many others. Currently, the Copa Tocumen Airport PAMAs final report has been rendered to MiAmbiente, and we are waiting for formal resolution, which may allow us to monitoring and report our environmental follow-up assessments in an annual basis instead of each semester. Copa Airlines is an active signatory company of the Global Compact of the United Nations and its local chapter of the Global Compact Network Panama, and have, thus, published our Communication on Progress, or “COP,” since October 2001. This Global Compact agreement requires us to implement measures like maintaining a young fleet, incorporating new navigation technologies such as RNAV to reduce fuel consumption, installing winglets and scimitars in our planes to reduce fuel consumption, and recycling, among many others. From January to December 2017 we collected a total of 289.85 tons of recycling materials in Panama’s Copa facilities, which represents a total of approximately $33,912.45 in savings resulting from not sending this waste to the landfill. During the same period, our recycling programs also included the reconversion of burned oil from vehicles and contaminated fuel drained from aircraft, for which we outsourced the collection of 8,550 gallons of hydrocarbons for use as alternative fuel for other industries. We also outsourced the collection of 459,850 gallons of oily water from aircraft cleaning and painting operations; the subsequent treatment of that water made it possible to recover 367,880 gallons of water which were then returned to nature. We have incinerated a total of 61,600 kilograms of chemical disposals from Aircraft Maintenance operations which reduced our green gases emissions levels.

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

The Panamanian government does not have an equity interest in our Company. Bilateral agreements signed by the Panamanian government have protected our operational position and route network, allowing us to have a significant hub in Panama to transport traffic within and between the Americas and the Caribbean. All international fares are filed and, depending on the bilateral agreement, are technically subject to the approval of the Panamanian government. Historically, we have been able to modify ticket prices on a daily basis to respond to market conditions. Copa Airlines’ status as a private carrier means that it is not required under Panamanian law to serve any particular route and is free to withdraw service from any of the routes it currently serves, subject to bilateral agreements. We are also free to determine the frequency of service we offer across our route network without any minimum frequencies imposed by the Panamanian authorities.

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

Colombia has expanded its open-skies agreements with several countries in the last years. In addition to Aruba and the Andean Pact nations of Bolivia, Ecuador and Peru, open-skies agreements have been negotiated with Costa Rica, El Salvador, Panama, and Dominican Republic. In the framework of liberalization between Colombia and Panama, any airline has the right to operate unlimited frequencies between any city pair of the two countries. As a result, Copa offers scheduled services between eight main cities in Colombia and Panama. In November 2010, Colombia signed an open-skies agreement with the United States, which took effect in January 2013. With respect to domestic aviation, airlines must present feasibility studies to secure specific route rights, and no airline may serve the city pairs with the most traffic unless that airline has at least five aircraft with valid airworthiness certificates. While Aeronáutica Civil has historically regulated the competition on domestic routes, in December 2012 it revoked a restriction requiring a maximum number of competing airlines on each domestic route.

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

Passenger Facility Charges. Most major U.S. airports impose passenger facility charges. The ability of airlines to contest increases in these charges is restricted by federal legislation, DOT regulations and judicial decisions. With certain exceptions, air carriers pass these charges on to passengers. However, our ability to pass through passenger facility charges to our customers is subject to various factors, including market conditions and competitive factors. Passenger facility charges are capped at $4.50 per flight segment with a maximum of two PFCs charged on a one-way trip or four PFCs on a round trip, for a maximum of $9 or $18 total, respectively.

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

Copa Airlines is our principal airline operating subsidiary that operates out of our hub in Panama and provides passenger service in North, South and Central America and the Caribbean. Copa Airlines Colombia is our operating subsidiary that provides air travel from Colombia to Copa Airlines Hub of the Americas in Panama, and operates a low-cost business model within Colombia and various cities in the region. Oval Financial Leasing, Ltd. controls the special purpose vehicles that have a beneficial interest in the majority of our fleet.

D. Property, plants and equipment

Headquarters

Our headquarters are located six miles away from Tocumen International Airport. We have leased six floors consisting of approximately 119,700 square feet of the building from Desarollo Inmobiliario del Este, S.A., an entity controlled by the same group of investors that controls CIASA, under a ten-year lease that began in January 2015 at a rate of $0.2 million per month.

Other Property

At Tocumen International Airport, we lease a maintenance hangar, operations offices in the terminal, counter space, parking spaces and other operational properties from the entity that manages the airport. We pay approximately $165,720 per month for this leased property. Around Panama City, we also lease various office spaces, parking spaces and other properties from a variety of lessors, for which we pay approximately $90,302 per month in the aggregate.

In each of our destination cities, we also lease space at the airport for check-in, reservations and airport ticket office sales, and we lease space for CTOs in 49 of those cities.

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

We are a leading Latin American provider of airline passenger and cargo service through our two principal operating subsidiaries, Copa Airlines and Copa Colombia. Copa Airlines operates from its strategically located position in the Republic of Panama, and Copa Colombia provides air travel from Colombia to Copa Airlines Hub of the Americas in Panama and operates a low-cost business model within Colombia and various cities in the region.

Copa currently offers approximately 347 daily scheduled flights among 75 destinations in 31 countries in North, Central and South America and the Caribbean from its Panama City hub. Copa provides passengers with access to flights to more than 146 other destinations through code-share arrangements with our Star Alliance partners and other carriers including Air France, KLM, Iberia, Emirates, Gol, Tame and Aeromexico. Through its Panama City hub, Copa Airlines is able to consolidate passenger traffic from multiple points to serve each destination effectively.

Copa Airlines and Copa Colombia operate a modern fleet of 80 Boeing 737-Next Generation aircraft and 20 Embraer 190 aircraft. To meet growing capacity requirements we have firm orders, including purchase and lease commitments. As of December 31, 2017 the Company has two purchase contracts with Boeing: the first contract entails two firm orders of Boeing 737 Next Generation aircraft, to be delivered in the first half of 2018, the second contract entails 71 firm orders of Boeing 737 MAX, which will be delivered between 2018 and 2025.

We began our strategic alliance with Continental, now UAL, in 1998. Since then, we have conducted joint marketing and code-sharing arrangements. We believe that Copa’s co-branding and joint marketing activities with UAL have enhanced our brand in Latin America, and that the relationship with UAL has afforded cost-related benefits, such as improved purchasing power in negotiations with aircraft vendors and insurers. In May 2016, after mutually beneficial negotiations, we signed an updated alliance agreement with UAL that will continue to support the company’s performance and strategic development.

Factors Affecting Our Results of Operations

Fuel

In 2017 the average price of WTI crude oil, a benchmark widely used for crude oil prices that is measured in barrels and quoted in U.S. dollars, increased by 17.9% from $43.1 per barrel to $50.9 per barrel. For the year 2017, we maintained hedge positions representing 5% of our requirements through the use of jet fuel swap and zero cost collars. For 2018, although we have not hedged any part of our anticipated fuel needs, we continue to evaluate various hedging strategies and may enter into additional hedging agreements in the future, as any substantial and prolonged increase in the price of jet fuel will likely materially and negatively affect our business, financial condition and results of operation. In the past, we have managed to offset some of the increases in fuel prices with higher load factors, fuel surcharges and fare increases. In addition, our relatively young, winglet-equipped fleet also helps us mitigate the impact of higher fuel prices.

Regional Economic Environment

Our historical financial results have been, and we expect them to continue to be, materially affected by the general level of economic activity and growth of per capita disposable income in North, South and Central America and the Caribbean, which have a material impact on discretionary and leisure travel (drivers of our passenger revenue) and the volume of trade between countries in the region (the principal driver of our cargo revenue). As an example, during 2016 passenger revenue totaled $2.1 billion in 2016, a 1.5% decrease over passenger revenue of $2.2 billion in 2015, mainly driven by a yield decrease of 9.2 percentage points to 12.06 cents in 2016 compared to 2015. This decrease was due to weaker Latin American currencies, especially during the first half of the year. In 2017 our passenger yield increased by 1.5% to 12.37 cents compared to 2016.

In Colombia, real GDP growth in Colombia at constant prices was approximately 1.7% in 2017, which represented a slower growth rate than in 2016 primarily because of lower oil prices. Average inflation of consumer prices in Colombia rose approximately 4.1% in 2017, according to the IMF.

In previous years our yields in Venezuela were negatively impacted by exchange controls, along with high inflation and political uncertainty, which led us to restrict ticket sales for passengers paying in Venezuelan bolivars. Today, sales in Venezuela are very limited (0.1% of our total sales) and operational feasibility of Venezuela flights is closely monitored in order to deliver optimal profitability and avoid accumulations of Venezuelan strong bolivars. According to data from the IMF, Venezuela’s GDP contracted by 4.5% in 2017. Exact data regarding inflation rates in Venezuela varies significantly, depending on the source.

On April 5, 2018, the government of Venezuela announced that it was temporarily suspending economic, financial and commercial relations with Panama, including certain companies and Panamanian citizens, for a period of 90 days. This announcement includes the operations of Copa Airlines in Venezuela. Copa Airlines has cancelled all of its flights between Panama and Venezuela for the next 90 days, effective immediately. For the year ended December 31, 2017, revenue from Copa Airlines’ flights to Venezuela, including connecting traffic, represented about 5% of consolidated revenues and direct flights between Panama and Venezuela, excluding connections, represented about 2% of total available seat miles (ASMs). While it is too early to predict the ultimate impact of these restrictions, Copa Holdings does not expect any such cancellations to have other effects on Copa Holdings’ consolidated operations.

According to data from The Preliminary Overview of the Economies of Latin America and the Caribbean, an annual United Nations publication prepared by the Economic Development Division, the economy of Latin America (including the Caribbean) increased by 1.6% in 2017 and is estimated to increase by 2.1% in 2018. In recent years, the Panamanian economy has outpaced the economic growth of the United States and of Latin America as a whole. Preliminary figures for 2017 indicate that the Panamanian economy grew by 5.8% (versus 5.2% in 2016), while headline inflation (as indicated by the consumer price index) rose by 1.5% in 2017. Additionally, the Colombian economy has experienced relatively stable growth. The Colombian gross domestic product grew by 2.7% in 2017 and an estimated 3.8% in 2018, while headline inflation (as indicated by the consumer price index) rose by 4.1% in 2017.

Revenues

We derive our revenues primarily from passenger transportation, which represented 97.4% of our revenues for the year ended December 31, 2017. In addition, 2.2% of our total revenues are derived from cargo and 0.4% from other revenues.

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

We recognize cargo revenue when transportation is provided. Historically our other revenue consists primarily of commissions earned on tickets sold for flights on other airlines, special charges, charter flights, and services provided to other airlines.

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

The following table sets forth our capacity, load factor and yields for the periods indicated.

	2017	2016	2015	2014	2013

Capacity (in available seat miles, in millions)	23,936	22,004	21,675	20,757	18,950
Load factor	83.2%	80.4%	75.2%	76.7%	76.7%
Yield (in cents)	12.37	12.18	13.40	16.58	17.45

Seasonality

Generally, our revenues from and the profitability of our flights peak during the northern hemisphere’s summer season in July and August and again during the December and January holiday season. Given our high proportion of fixed costs, this seasonality is likely to cause our results of operations to vary from quarter to quarter.,

Operating Expenses

The main components of our operating expenses are aircraft fuel, wages, salaries, benefits and other employees’ expenses, sales and distribution and airport facilities and handling charges. A common measure of per unit costs in the airline industry is cost per available seat mile, or “CASM,” which is generally defined as operating expenses divided by ASMs.

Fuel. The price we pay for aircraft fuel varies significantly from country to country primarily due to local taxes. While we purchase aircraft fuel at most of the airports to which we fly, we attempt to negotiate fueling contracts with companies that have a multinational presence in order to benefit from volume purchases. During 2017, as a result of the location of its hub, Copa purchased 56% of its aircraft fuel in Panama. Copa has 21 suppliers of aircraft fuel across its network. In some cases, we tanker fuel in order to minimize our cost, by fueling in airports where fuel prices are lowest. Our aircraft fuel expenses are variable and fluctuate based on global oil prices.

	Aircraft Fuel Data
	2017	2016	2015

Average price per gallon of jet fuel into plane (excluding hedge) (in U.S. dollars)	$1.85	$1.53	$1.83
Gallons consumed (in millions)	307.0	284.3	277.1
Available seat miles (in millions)	23,936	22,004	21,675
Gallons per ASM (in hundredths)	1.28	1.29	1.28

Wages, salaries and other employees’ expenses. Salary and benefit expenses have historically increased at the rate of inflation and by the growth in the number of our employees. In some cases, we have adjusted the salaries of our employees to correspond to changes in the cost of living in the countries where these employees work. We do not increase salaries based on seniority.

Passenger servicing. Our passenger servicing expenses consist of expenses for liability insurance, baggage handling, catering, and in-flight entertainment. These expenses are generally directly related to the number of passengers we carry or the number of flights we operate. Passenger servicing expenses provide us with a directional measurement of cost variances.

Airport facilities and handling charges. Our airport facility and handling charges consist of take-off, landing and aircraft parking charges, baggage handling, and airport security charges. These charges are mainly driven by the number of flights we operate.

Sales and distribution. Our sales and distribution expenses are driven mainly by passenger revenues, indirect channel penetration performance, agreed commission rates, as opposed to ASM growth and from payments to global distribution systems “GDS”, such as Amadeus and Sabre. Our commission expenses consist primarily of payments for ticket sales made by travel agents and commissions paid to credit card companies. Travel agents receive base commissions, not including back-end incentive programs, ranging from 0% to 6.7% depending on the country. During the last few years we have reduced our commission expense per available seat mile as a result of an industry-wide trend of paying lower commissions to travel agencies and by increasing the proportion of our sales made through direct channels. We expect this trend to continue as more of our customers become accustomed to purchasing through call centers and through the internet. While increasing direct sales may increase the commissions we pay to credit card companies, we expect that the savings from the corresponding reduction in travel agency commissions will more than offset this increase. In recent years, base commissions paid to travel agents have decreased significantly. At the same time, we have encouraged travel agencies to move from standard base commissions to incentive compensation based on sales volume and fare types. In addition, the GDS or reservation systems tend to raise their rates periodically, but we expect that if we are successful in encouraging our customers to purchase tickets through our direct sales channels, these costs will decrease as a percentage of our operating costs. A portion of our reservations and sales expenses is also comprised of our licensing payments for the SHARES reservation and check-in management software we use, which is not expected to change significantly from period to period.

Maintenance, materials and repairs. Our maintenance, materials and repairs expenses consist of aircraft repair expenses and charges related to the line maintenance of our aircraft, including maintenance materials, and aircraft return costs. As the age of our fleet increases and our warranties expire, our maintenance expenses will increase. We conduct line maintenance internally and outsource most heavy maintenance to independent third-party contractors. In 2015, we restructure the original contract negotiated with GE Engine Services in 2003 for the repair and maintenance of our CFM-56 engines which power our Boeing 737 Next Generation fleet. Our engine maintenance costs are also aided by the sea-level elevation of our hub and the use of winglets which allow us to operate the engines on our Boeing 737 Next Generation aircraft with lower thrust, thus putting less strain on the engines. In 2011, we negotiated a maintenance agreement with GE Engine Services for the repair and maintenance of our CF-34 engines.

Depreciation and amortization. These expenses correspond primary to the depreciation of aircraft owned by the company.

Flight operations. These expenses are generally directly related to the number of flights we operate, with a component attributed to fixed costs relating to facility rental expenses.

Aircraft rentals and other rentals. Our aircraft rental expenses are generally fixed by the terms of our operating lease agreements. We currently have 30 operating leases, 25 of which are operating leases with fixed rates not subject to fluctuations in interest rates; the remaining five operating leases are tied to LIBOR. Our aircraft rent expense also includes rental payments related to any wet-leasing of freighter aircraft to supplement our cargo operations.

Cargo and courier expenses. Cargo and Courier expenses consist of expenses related to handling of cargo and courier and are driven by the volume of cargo transported.

Other operating and administrative expenses. Other expenses include our frequent flyer program, publicity and promotion expenses, expenses related to our cargo operations, technology related initiatives and miscellaneous other expenses.

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

Our income tax expense totaled approximately $48.0 million in 2017, $38.3 million in 2016 and $32.8 million in 2015.

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

Our critical accounting policies and estimates are described below as those that are reflective of significant judgments and uncertainties and potentially result in materially different results under different assumptions and conditions. For a discussion of these and other accounting policies, see notes 3 and 4 to our annual consolidated financial statements.

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

The Company performed its annual impairment test in September 2017 and the recoverable amount was estimated at $3.9 billion, an amount far in excess of the $20.4 million of goodwill recorded.

Provision for return condition. The Company records a maintenance provision to accrue for the cost that will be incurred in order to return certain aircraft to their lessors in the agreed-upon condition. The methodology applied to calculate the provision requires management to make assumptions, including the future maintenance costs, discount rate, related inflation rates and aircraft utilization. Any difference in the actual maintenance cost incurred and the amount of the provision is recorded in maintenance expense in the period. The effect of any changes in estimates, including changes in discount rates, inflation assumptions, cost estimates or lease expiries, is also recognized in maintenance expense in the period.

Accounting for Property and Equipment. Property and equipment, including rotable parts, are recorded at cost and are depreciated to estimated residual values over their estimated useful lives using the straight-line method.

Major maintenance events, including major engine overhauls, are capitalized and depreciated over the period until the next major event. All other replacement spares and costs relating to maintenance of fleet assets are charged to the consolidated statement of profit or loss on consumption or as incurred.

Pre-delivery deposits refer to prepayments made based on the agreements entered into with the Boeing Company for the purchase of aircraft and include interest and other finance charges incurred during the manufacture of aircraft. Interest costs incurred on borrowings that fund progress payments on assets under construction, including pre-delivery deposits to acquire new aircraft, are capitalized and included as part of the cost of the assets through the earlier of the date of completion or aircraft delivery.

The residual values, useful lives, and methods of depreciation of property and equipment are reviewed at each financial year-end and adjusted prospectively through depreciation and amortization expense, as required by the IFRS.

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

Revenue recognition – Expired tickets. The Company recognizes estimated fare revenue for tickets that are expected to expire based on departure date (unused tickets), based on historical data and experience. Estimating the expected expiration tickets requires management’s judgment, among other things, the historical data and experience is an indication of future customer behavior.

Frequent Flyer Program. On July 1, 2015, the Company launched its frequent flyer program, whose objective is to reward customer loyalty through the earning of miles whenever program members make certain flights. The miles or points earned can be exchanged for flights on Copa or any of the other Star Alliance partners’ airlines.

When a passenger elects to receive Copa’s frequent flyer miles in connection with a flight, the Company recognizes a portion of the ticket sales as revenue when the air transportation is provided and recognizes a deferred liability (Frequent flyer deferred revenue) for the portion of the ticket sale representing the value of the related miles as a multiple-deliverable revenue arrangement, in accordance with International Financial Reporting Interpretation Committee (IFRIC) 13: Customer loyalty programs. To determine the amount of revenue to be deferred, the Company estimates and allocates the fair value of the miles that were essentially sold along with the airfare, based on a weighted average ticket value, which incorporates the expected redemption of miles including factors such as redemption pattern, cabin class, loyalty status and geographic region.

Furthermore, the Company estimates miles earned by members which will not be redeemed for an award before they expire (breakage). A statistical model that estimates the percentage of points that will not be redeemed before expiration is utilized to estimate breakage. The breakage and the fair value of the miles are reviewed annually.

The Company calculates the short and long-term portion of the frequent flyer deferred revenue, using a model that includes estimates based on the members’ redemption rates projected by management due clients’ behavior.

Currently, when a member of another carrier frequent flyer program redeems miles on a Copa Airlines or Copa Colombia flights, those carriers pay to the Company a per mile rate. The rates paid by them depend on the class of service, the flight length, and the availability of the reward.

In addition, the Company sells miles to non-airline businesses with which it has marketing agreements. The main contracts to sell miles relate to co-branded credit card relationships with major banks in the region. The Company determined the selling prices of miles according to a negotiated rate.

Lease accounting. The Company enters into lease contracts on some of the aircraft it operates. The Company assesses, based on the terms and conditions of the arrangements, whether or not substantially all risks and rewards of ownership of the aircraft it leases have been transferred/retained by the lessor to determine the appropriate accounting classification of the contracts as an operating or finance lease.

Finance lease assets are measured initially at an amount equal to the lower of their fair value and the present value of the minimum lease payments. Minimum lease payments made under finance leases are apportioned between the finance cost and the reduction of the outstanding liability. The finance expense is allocated to each period during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability; these are recognized as finance cost in the consolidated statement of profit or loss. Lease agreements that do not transfer the risks and benefits to us are classified as operating leases. Operating leases are accounted as a rental, and the minimum lease expense is recognized through the straight line method.

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

•	IFRS 9, Financial Instruments

•	IFRS 15, Revenue from Contracts with Customers

•	IFRS 16, Leases

•	IFRS 17, Insurance Contracts

•	Amendment to IFRS 2, Share based payments

•	Amendment to IFRS 4, Insurance contracts

•	Amendment to IFRS 9, Financial instruments

•	Amendment to IAS 28, Investments in Associates and Joint Ventures

•	Amendment to IAS 40, Investment property

•	IFRIC 22, Foreign currency transactions and advance consideration

•	IFRIC 23, Uncertainty over income tax treatments

•	Annual Improvements Cycle 2014–2016

For a discussion of these improvements to IFRS, see note 6 to our annual consolidated financial statements.

Results of Operation

The following table shows each of the line items in our statement of profit or loss for the periods indicated as a percentage of our total operating revenues for that period:

	2017	2016	2015

Operating revenues:
Passenger revenue	97.4%	97.0%	97.0%
Cargo and mail revenue	2.2%	2.4%	2.5%
Other operating revenue	0.4%	0.6%	0.5%
Total operating revenues	100.0%	100.0%	100.0%
Operating expenses:
Fuel	22.7%	20.9%	26.8%
Wages, salaries, benefits and other employees expenses	16.4%	16.7%	16.6%
Passenger servicing	3.9%	3.9%	3.7%
Airport facilities and handling charges	6.8%	7.2%	6.6%
Sales and distribution	7.9%	8.7%	8.4%
Maintenance, materials and repairs	4.9%	5.5%	4.9%
Depreciation and amortization	6.5%	7.2%	6.0%
Flight operations	4.0%	4.0%	3.8%
Aircraft rentals and other rentals	5.3%	6.3%	6.3%
Cargo and courier expenses	0.3%	0.3%	0.3%
Other operating and administrative expenses	3.8%	4.2%	4.7%
Total operating expenses	82.6%	87.6%	88.1%
Operating income	17.4%	12.4%	11.9%
Non-operating income (expense):
Finance cost	-1.4%	-1.7%	-1.5%
Finance income	0.7%	0.6%	1.2%
Gain (loss) on foreign currency fluctuations	-0.2%	0.6%	-19.5%
Net change in fair value of derivatives	0.1%	5.0%	-0.5%
Other non-operating income (expense)	-0.1%	-0.2%	-0.1%
Total non-operating income (expense)	-0.9%	4.4%	-20.4%
Income/(loss) before income taxes	0.0%	0.0%	0.0%
Income taxes	-16.5%	-16.8%	8.5%
Net profit (loss)	14.6%	15.1%	-10.0%

Year 2017 Compared to Year 2016

Our consolidated net profit in 2017 totaled $370.0 million, a 10.6% increase from net profit of $334.5 million in 2016. In addition, we had consolidated operating profit of $440.1 million in 2017, a 59.4% increase over operating profit of $276.1 million in 2016. Our consolidated operating margin in 2017 was 17.4% an increase of 5.0 percentage point versus 2016.

Operating revenue

Our consolidated revenue totaled $2.5 billion in 2017, a 13.8% increase over operating revenue of $2.2 billion in 2016, due to an increase in passenger revenue. This increase was driven by a 1.5% increase in passenger yield, and a 2.8 percentage point increase in load factor, compared to 2016.

Passenger revenue. Passenger revenue totaled $2.5 billion in 2017, a 14.3% increase over passenger revenue of $2.2 billion in 2016. This increase was driven by a 1.5% increase in passenger yield, and a 2.8 percentage point increase in load factor, compared to 2016.

Cargo and mail revenue. Cargo and mail revenue totaled $55.3 million in 2017, a 2.4% increase from cargo and mail revenue of $54.0 million in 2016, driven by an increase in courier services, compared to 2016.

Other operating revenue. Other operating revenue totaled $9.8 million in 2017, a 22.4% decrease from other revenue of $12.7 million in 2016 driven by a decrease in revenues from services to other airlines.

Operating expenses

Our consolidated operating expenses totaled $2.1 billion in 2017, a 7.3% increase over operating expenses of $1.9 billion in 2016. This resulted from an increase in fuel and wages, salaries, benefits and other employees’ expenses.

An overview of the major variances on a consolidated basis follows:

Fuel. Aircraft fuel totaled $572.7 million in 2017, an 8.3% increase from aircraft fuel of $529.0 million in 2016, primary due to a 8.0% higher fuel consumption.

Wages, salaries and other employees’ expenses. Salaries and benefits totaled $415.1 million in 2017, a 12.1% increase over salaries and benefits of $370.2 million in 2016, mainly driven by variable compensation, full year effects on salary adjustments and headcount increases to support additional capacity.

Passenger servicing. Passenger servicing totaled $99.4 million in 2017 compared to $86.3 million in 2016. This represented a 15.2% increase driven by passenger traffic growth and an effective rate per passenger related to longer flights.

Airport facilities and handling charges. Airport facilities and handling charges totaled $171.0 million in 2017, a 7.1% increase of $159.8 million in 2016. This increase was driven mainly by a 3.1% departures increase and higher effective rates related to airport services.

Sales and Distribution. Sales and distribution totaled $200.4 million in 2017, a 3.3% increase compared to $194.0 million in 2016, due to 14.3% higher passenger revenue, offset by lower commission rates.

Maintenance, materials and repairs. Maintenance, materials and repairs totaled $124.7 million in 2017, a 2.4% increase over maintenance, materials and repairs of $121.8 million in 2016. This increase was primarily a result of more components and maintenance expenses due to 8.4% more hours flown, offset by fewer aircraft leased returns.

Depreciation and amortization. Depreciation totaled $164.3 million in 2017, a 3.2% increase over $159.3 million in 2016, mainly as a result of additional aircraft delivery and maintenance events capitalized.

Flight operations. Flight operations amounted to $101.6 million in 2017, a 15.3% increase compared to $88.2 million in 2016, mainly due to 8.1% more block hours and higher overflight rates.

Aircraft rentals and other rentals. Aircraft rental expense amounted to $134.5 million in 2017, a 3.1% decrease from $138.9 million reported in 2016. This decrease was primarily a result of fewer leased aircraft.

Cargo and courier expenses. Cargo and courier expenses amounted to $7.4 million in 2017, a 20.9% increase compared to $6.1 million in 2016, mainly due to a higher volume transported in courier services.

Other operating and administrative expenses. Other expenses totaled $96.1 million in 2017, a 4.2% increase from $92.2 million in 2016, mainly due to more expenses in professional services and consultancies.

Total Non-operating Income (Expense)

Non-operating expense totaled $22.0 million in 2017, as compared to non-operating income of $96.7 million in 2016 mainly due to fewer mark to market contracts (a net change in fair values of derivatives).

Finance cost. Finance cost totaled $35.2 million in 2017, an 4.9% decrease over finance cost of $37.0 million in 2016, as a result of a lower average debt balance and a lower factoring interest rate offset by higher flows.

Finance income. Finance income totaled $17.9 million in 2017, a 38.0% decrease over finance income of $13.0 million in 2016 due to higher investments.

Net change in fair value of derivatives. In 2017 the net change in fair value of derivatives decreased from $111.6 million in 2016 to $2.8 million in 2017 as a result of fewer mark to market contracts.

Other non-operating expense. Other non-operating expense totaled $2.3 million in 2017, compared to $4.0 million in 2016, mainly due to less maintenance scrap during 2017.

Year 2016 Compared to Year 2015

Our consolidated net profit in 2016 totaled $334.5 million, a substantial increase from a net loss of $225.0 million in 2015. In 2015, we recognized a Venezuelan currency translation and transactional loss of $432.5 million. In addition, we had consolidated operating profit of $276.1 million in 2016, a 2.9% increase over operating profit of $268.3 million in 2015. Our consolidated operating margin in 2016 was 12.4%, an increase of 0.5 percentage points versus 2015.

Operating revenue

Our consolidated revenue totaled $2.2 billion in 2016, a 1.4% decrease over operating revenue of $2.3 billion in 2015. This was mainly a result of a decrease in passenger revenue, driven by a 9.1% decrease in passenger yield in 2016 compared to 2015.

Passenger revenue. Passenger revenue totaled $2.1 billion in 2016, a 1.4% or $30.3 million decrease over passenger revenue of $2.2 billion in 2015. This decrease was mainly driven by a 9.1% drop in passenger yield compared to 2015 offset by a 5.1 percentage point increase in load factor. Passenger yield decreased to 12.18 cents in 2016, from 13.40 in 2015, mainly due to weaker Latin American currencies, especially during the first half of the year.

Cargo and mail revenue. Cargo, and mail revenue totaled $54.0 million in 2016, a 4.8% decrease from cargo and mail revenue of $56.7 million in 2015. This decrease was primarily the result of less volume of cargo due to higher passenger load factors during the second half of 2016, offset by better average rate per kilogram.

Other operating revenue. Other operating revenue totaled $12.7 million in 2016, a 10.3% increase from other operating revenue of $11.5 million in 2015. This increase was primarily related to maintenance income and incentives received from airport authorities for new routes.

Operating expenses

Our consolidated operating expenses totaled $1.9 billion in 2016, a 2.0% decrease over operating expenses of $2.0 billion in 2015, a result of lower all-in average fuel price per gallon of jet fuel.

An overview of the major variances on a consolidated basis follows:

Fuel. Fuel totaled $529.0 million in 2016, a 12.4% decrease from aircraft fuel of $603.8 million in 2015. This decrease was primarily a result of 14.6% decrease in the all-in average fuel price per gallon of jet fuel ($1.86 in 2016 compared to $2.17 in 2015) offset by a 2.6% higher fuel consumption, and is net of a realized fuel hedge loss of $93.7 million in 2016, as compared to a realized fuel hedge loss of $95.2 million in 2015.

Wages, salaries and other employees’ expenses. Wages salaries and benefits totaled $370.2 million in 2016, a 0.9% decrease over salaries and benefits of $373.6 million in 2015. This was primarily a result of a decrease in variable crew related expenses, offset by an increase in variable compensation accruals and full-year effects of inflation adjustments slightly offset by foreign exchange rates.

Passenger servicing. Passenger servicing totaled $86.3 million in 2016 compared to $84.3 million in 2015. This represented a 2.4% increase driven mainly by passenger traffic growth offset by efficiencies related to meals, beverages and supplies onboard.

Airport facilities and handling charges. Airport facilities and handling charges totaled $159.8 million in 2016, an increase of 7.9% over $148.1 million in 2015. This increase was driven mainly by an increase of departures and higher effective rates related to airport services.

Sales and distribution. Sales and distribution totaled $194.0 million in 2016, a 2.7% increase from sales and distribution expenses of $189.0 million in 2015. This increase was primarily because of higher volumes of net bookings, offset by a lower base of sales through indirect channels (BSP) and lower commission rates compared to 2015.

Maintenance, materials and repairs. Maintenance, materials and repairs totaled $121.8 million in 2016, a 9.5% increase over maintenance, materials and repairs of $111.2 million in 2015. This increase was primarily a result of aircraft lease returns, and increased provisions for future lease returns.

Depreciation and amortization. Depreciation totaled $159.3 million in 2016, an 18.1% increase over $134.9 million in 2015, mainly as a result of adjusting the fleet’s useful life assumption from 30 to 27 years, the full-year effect of additional aircraft and maintenance events from 2015 and one additional delivery in 2015.

Flight operations. Flight operations amounted to $88.2 million in 2016, a 2.0% increase compared to $86.6 million in 2015, mainly as a result of less overflights expenses and exchange rate devaluation on non-USD denominated costs mainly in Mexico and Venezuela.

Aircraft rentals and other rentals. Aircraft rentals and other rentals expenses amounted to $138.9 million in 2016, a 2.3% decrease from $142.2 million in 2015. This decrease is attributable to two leased aircraft returns and by fewer parts exchanges in 2016.

Cargo and courier expenses. Cargo and courier expenses totaled $6.1 million in 2016, a 5.7% decrease from cargo and courier expenses of $6.5 million in 2015. This decrease was mainly driven by less cargo volume during 2016, compared to 2015.

Other operating and administrative expenses. Other operating and administrative expenses totaled $92.2 million in 2016, a 12.6% decrease from $105.5 million in 2015. This decrease was mainly driven by less discretionary spending mostly related to general and administrative expenses.

Total Non-operating Income (Expense)

Non-operating income totaled $96.7 million in 2016, an increase from a net non-operating expense of $460.5 million in 2015. This was mainly recognition of a Venezuelan currency translation and transactional loss of $432.5 million during 2015.

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

Finance income. Finance income totaled $13.0 million in 2016, a 49.9% decrease over finance income of $25.9 million in 2015. This came as a result of recognition of a Venezuelan currency translation and transactional loss of $432.5 million during 2015, which affected our interest income related to our Venezuela funds.

B. Liquidity and Capital Resources

Our cash, cash equivalents, and short-term investments at December 31, 2017 increased by $129.2 million, to $943.9 million. As part of our financing policy, we expect to continue to finance our liquidity needs with cash from operations. We forecast our cash requirements weekly. As of the date hereof, our current unrestricted cash exceeds our forecasted cash requirements to carry out operations, including payment of debt service for fiscal year 2018.

Our cash, cash equivalent and short-term investment position represented 37.3% of our revenues for the year ended December 31, 2017; 22.2% of our total assets and 44.7% of our total equity as of December 31, 2017, which we believe provides us with a strong liquidity position.

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

Copa Airlines has lines of credit for a total of $212.3 million, in which it has committed lines of credit totaling $20.0 million, including one line of credit for $15 million and one overdraft line of credit of $5 million with Banco General. Copa Airlines also has uncommitted lines of credit for a total of $192.3 million, including one line of credit of $100.0 million with Bladex, one line of credit of $77.3 million with Citibank, and one line of credit of $15 million with Banco Nacional de Panama. These lines of credit have been put in place to bridge liquidity gaps and for other potential contingencies.

Operating Activities

We rely primarily on cash flows from operations to provide working capital for current and future operations. Net cash flows provided by operating activities for the year ended December 31, 2017 were $727.3 million, an increase of $132.7 million over the $594.6 million in 2016. Our principal source of cash is receipts from ticket sales to customers, which for the year ended December 31, 2017 increased by $336.0 million over receipts in the year 2016.

Net cash flows provided by operating activities for the year ended December 31, 2016 were $594.6 million, an increase of $277.7 million over $316.9 million in 2015. Our principal source of cash is receipts from ticket sales to customers, which for the year ended December 31, 2016 increased by $71.8 million over receipts in the year 2015. In addition, our cash outflows decreased overall in 2016 due to a decrease in cash payments for operational expenses of $67.5 million mainly related to fuel purchases, a decrease in collateral cash of $76.0 million related to fuel hedge contracts coming to term, a net increase in our accounts payable of $48.3 million related to the timing of certain payments at year-end, a decrease in passenger expenses of $3.4 million, and an increase in administrative expenses of $3.5 million mainly relating to salaries and benefits.

Investing Activities

Net cash flow used in investing activities was $578.2 million in 2017 compared to a net cash flow used in investing activities of $179.9 million in 2016 and net cash flow from investing activities of $32.4 million in 2015. During 2017, we made capital expenditures of $81.1 million, which consisted of expenditures related to the net of acquisition of property and equipment and advance payments on aircraft purchase contracts, compared to $50.9 million in 2016 and $82.8 million in 2015. In 2017, the Company used 287.1 million in acquiring investments compared to $67.1 million in 2016 and $52.1 million from net proceeds on investments in 2015.

Financing Activities

Net cash flow used in financing activities were $204.8 million in 2017 compared to net cash flows used in financing activities of $248.6 million in 2016 and $357.5 million in 2015. During 2017, $147.8 million of proceeds from borrowings were offset by the repayment of $246.3 million in debt and $106.8 million in dividends paid. During 2016, $164.4 million of proceeds from financing were offset by the repayment of $327.0 million in debt and $86.1 million in dividends declared. During 2015, $130.0 million of proceeds from borrowing were offset by the repayment of $221.9 million in long-term debt, $147.6 million in dividends paid and $118.0 million in repurchases of treasury shares.

We have financed the acquisition of 40 Boeing 737-Next Generation aircraft through syndicated loans provided by international financial institutions with the support of partial guarantees issued by the Export-Import Bank of the United States, or “Ex-Im,” with repayment profiles of 12 years. The Ex-Im guarantees support 80% of the net purchase price and are secured with a first priority mortgage on the aircraft in favor of a security trustee on behalf of Ex-Im. The documentation for each loan follows standard market forms for this type of financing, including standard events of default. Our Ex-Im supported financings amortize on a quarterly basis, are denominated in dollars and originally bear interest at a floating rate linked to LIBOR. Our Ex-Im guarantee facilities typically offer an option to fix the applicable interest rate. We have exercised this option with respect to $231.9 million as of December 31, 2017 at an average weighted interest rate of 3.27%. $140.1 million bears interest at a floating weighted average interest rate of 1.89% representing a spread of 20 bps over the 3 month LIBOR of December 31, 2017. At December 31, 2017, the total amount outstanding under our Ex-Im-supported financings totaled $372 million.

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

JOLCO is a Japanese-sourced lease transaction that provides for 100% financing, and is typically used to finance new aircraft and has a minimum lease term of 10 years. In a JOLCO, the aircraft is purchased by a Japanese equity investor. The Japanese equity investor funds approximately 20-30% of the acquisition cost of the aircraft and becomes the owner of the aircraft via a Special Purpose Entity. An international bank with on-shore lending capabilities provides the balance of the aircraft purchase price (approximately 70-80%) via a senior secured mortgage loan. JOLCOs have a call option, which lessees often expect the lessor to exercise. Under IFRS, these transactions are accounted for as financial leases. In 2015, 2016 and 2017 we financed 13 Boeing 737-800 aircraft through JOLCO.

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

We complied with all required covenants in 2017.

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

As of December 31, 2017 the Company has two purchase contracts with Boeing: the first contract entails two firm orders of Boeing 737 Next Generation aircraft, to be delivered in the first half of 2018, and the second contract entails 71 firm orders of Boeing 737 MAX aircraft, which will be delivered between 2018 and 2025. The firm orders have an approximate value $9.5 billion based on aircraft list prices, including estimated amounts for contractual price escalation and pre-delivery deposits. We meet our pre-delivery deposit requirements for our Boeing 737 aircraft by using cash from operations, or by using short or medium-term borrowing facilities and/or vendor financing for deposits required between three years and six months prior to delivery.

We maintain available facilities for letters of credit with several banks with outstanding balances of $25.5 million and $26.6 million at December 31, 2017 and 2016, respectively. These letters of credit are pledged mainly for operating lessors, maintenance providers and airport operators.

At December 31, 2017 Copa Airlines has lines of credit for a total of $212.3 million, in which it has committed lines of credit totaling $20.0 million, including one line of credit for $15.0 million and one overdraft line of credit of $5.0 million with Banco General. Copa Airlines also has uncommitted lines of credit for a total of $192.3 million, including one line of credit of $100.0 million with Bladex, one line of credit of $77.3 million with Citibank, and one line of credit of $15.0 million with Banco Nacional de Panama. These lines of credit have been put in place to bridge liquidity gaps and for other potential contingencies.

C.	Research and Development, Patents and Licenses, etc.

We believe that the Copa brand has strong value and indicates superior service and value in the Latin American travel industry. We have registered the trademarks “Copa”, “Copa Airlines” and “Wingo” with the trademark offices in Panama, the United States, and the majority of the countries in which we operate. We license certain brands, logos and trade uniforms under the trademark license agreement with UAL related to our alliance. We will have the right to continue to use our current logos on our aircraft for up to five years after the end of the alliance agreement term. “Copa Colombia”, “Copa Airlines Colombia” and “Wingo” are registered names and trademarks in Colombia, Panama, Ecuador, Venezuela, Mexico, Dominican Republic, and Guatemala.

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

Since the latter half of 2016 and continuing in 2017, we have been able to deliver high load factors and year-over-year yield improvement, resulting in a significant unit revenue expansion, mainly due to stable and improving macro-economic factors in the region. We are optimistic this trend will continue into 2018.

We intend to continue developing initiatives to improve our operations, including a continued focus on on-time performance and our completion factor. Additionally, we continue to seek further integration of Copa Airlines’ and Copa Colombia’s network through code-sharing and fleet interchange agreements.

E.	Off-Balance Sheet Arrangements

Our only off-balance sheet arrangements are operating leases, which are summarized in the contractual obligations table in “F. Tabular disclosure of Contractual Obligations” below. We are responsible for all maintenance, insurance and other costs associated with operating these aircraft; however, we have not made any residual value or other guarantees to our lessors.

We have no other off-balance sheet arrangements.

F.	Tabular Disclosure of Contractual Obligations

Our non-cancelable contractual obligations at December 31, 2017 included the following:

At December 31,
	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
	(in thousands of dollars)
Aircraft and engine purchase commitments	9,559,294	816,245	3,765,103	3,193,642	1,784,304
Aircraft operating leases	400,835	111,568	170,656	99,654	18,957
Other operating leases	107,440	14,988	44,966	29,977	17,509
Short-term debt and long-term debt(1)	1,174,580	298,462	381,637	89,143	405,338

Total	11,242,149	1,241,263	4,362,362	3,412,416	2,226,108

(1) Includes actual interest and estimated interest for floating-rate debt based on December 31, 2017 rates.

Most contract leases include renewal options. Non-aircraft related leases have renewable terms of one year, and their respective amounts included in the table above have been estimated through 2019, but we cannot estimate amounts with respect to those leases for later years. Our leases do not include residual value guarantees.

G.	Safe harbor

Not applicable.

Item 6. Directors, senior management and employees

A. Directors and Senior Management

Currently, our Board of Directors is comprised of eleven members. The number of directors elected each year varies. Messrs. Pedro Heilbron, Ricardo A. Arias, Alvaro Heilbron, Carlos A. Motta, John Gebo, Roberto Artavia and Andrew Levy were each re-elected for two-year terms at our annual shareholders’ meeting held in 2016, while Messrs. Stanley Motta, Jose Castañeda Velez, Jaime Arias and Josh Connor were re-elected as directors for two-year terms at our annual shareholders’ meeting held in 2017.

The following table sets forth the name, age and position of each member of our Board of Directors as of March 31, 2018. A brief biographical description of each member of our Board of Directors follows the table:

Name	Position	Age
Pedro Heilbron	Chief Executive Officer and Director	60
Stanley Motta	Chairman and Director	73
Alvaro Heilbron	Director	53
Jaime Arias	Director	84
Ricardo Alberto Arias	Director	79
Carlos A. Motta	Director	46
John Gebo	Director	48
Jose Castañeda Velez	Director	74
Roberto Artavia Loria	Director	59
Andrew Levy	Director	49
Josh Connor	Director	44

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

The following table sets forth the name, age and position of each of our executive officers as of March 31, 2018. A brief biographical description of each of our executive officers follows the table.

Name	Position	Age

Pedro Heilbron	Chief Executive Officer and Director	60

José Montero	Chief Financial Officer	48

Daniel Gun	Senior Vice-President of Operations	50

Dennis Cary	Senior Vice-President of Commercial and Planning	54

Vidalia de Casado	Vice-President of Human Resources	61

Julio Toro	Vice-President of Technology	44

Ahmad Zamany	Vice-President of Technical Operations	60

Bolívar Domínguez	Vice-President of Flight Operations	43

Timothy Manoles	Loyalty Vice-President	58

Edwin Garcia	Vice-President of Airports	46

Christophe Didier	Vice-President of Sales	54

Christopher Amenechi	Vice-President of Pricing and Revenue Management	52

Eduardo Lombana	Chief Executive Officer of Copa Colombia	56

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

Mr. Dennis Cary has been our Senior Vice-President of Commercial and Planning, since April 2015. Prior to joining Copa Airlines, Mr. Cary held Senior Vice-President position in various industries, including aviation. Mr. Cary served as Senior Vice-President, Chief Marketing and Customer Officer at United Airlines, and several other top management positions in United Airlines and American Airlines. Mr. Cary graduated from California State University, Northridge with a bachelor’s degree in Computer Sciences and holds an MBA from Duke University.

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

Captain Bolivar Dominguez G. has been our Vice President of Flight Operations since December 2017. He began his career with Copa Airlines in 2000 as a Copilot in the Boeing 737-200, and throughout his career within the Company, he has held roles of increased responsibility, such as Head of Training on the Embraer fleet, Director of System Operations Control Center (SOCC), and most recently Chief Pilot. Bolivar holds an Airline Transport Pilot License, with Type Ratings on the Boeing 727, Embraer 190, and Boeing 737, and received a BS in Industrial Engineering from Universidad Latina and a MBA from the University of Louisville.

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

Mr. Eduardo Lombana joined the Company in May 2005 as Chief Operating Officer and was appointed as Chief Executive Officer of Copa Colombia as of February 2012. He served three years at Avianca as Vice-President of Network, responsible for revenue management, network planning and revenue accounting during the company’s bankruptcy turn over. Prior to that, he served as VicePresident of Flight Operations for ACES before it merged with Avianca. Mr. Lombana holds a BS in Aviation Technology and an AS in Aviation Maintenance Technology from Embry Riddle Aeronautical University.

The business address for all of our senior management is c/o Copa Airlines, Avenida Principal y Avenida de la Rotonda, Urbanización Costa del Este, Complejo Business Park, Torre Norte, Parque Lefevre Panama City, Panama.

B. Compensation

In 2017, we paid an aggregate of approximately $5.1 million in cash compensation to our executive officers.

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

The following table shows shares granted

	2017	2016	2015
Shares	36,229	291,872	36,291
Fair value	$107.29	$59.94 to $63.3	$81.40 to $115.10
Contractual life	3 years	3 to 5 years	3 to 5 years

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

The weighted-average fair value of the stock options at the grant date was $22.3, and was estimated using the Black-Scholes option-pricing model assuming an expected dividend yield of 0.58%, expected volatility of approximately 37.8% based on historical volatility, weighted average risk-free interest rate of 4.6%, and an expected term of six years calculated under the simplified method.

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

The total compensation cost recognized for non-vested stock and option awards was $7.4 million, $7.5 million, $4.0 million, $4.7 million, and $6.0 million in 2017, 2016, 2015, 2014, and 2013, respectively, and was recorded as a component of “Wages, salaries and other employees benefits” within Operating Expense.

During the first quarter of 2018, the Compensation Committee of the Company’s Board of Directors approved three awards. Awards under these plans will grant approximately 39,761 shares of non-vested stock, which will vest over a period of three to five years. The Company estimates the fair value of these awards to be approximately $5.4 million and the 2018 compensation cost for these plans will be $2.5 million.

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

Currently, our Board of Directors is comprised of eleven members. The number of directors elected each year varies. Messrs. Pedro Heilbron, Ricardo A. Arias, Alvaro Heilbron, Carlos A. Motta, John Gebo, Roberto Artavia and Andrew Levy were each re-elected for two-year terms at our annual shareholders’ meeting held in 2016, while Messrs. Stanley Motta, Jose Castañeda Velez, Jaime Arias and Josh Connor were re-elected as directors for two-year terms at our annual shareholders’ meeting held in 2017.

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

Messrs. Roberto Artavia, Jose Castañeda and Josh Connor, all independent non-executive directors under the applicable rules of the New York Stock Exchange, are the current members of the committee, which is chaired by Mr. Roberto Artavia. All members are financially literate and have been determined to be financial experts by the Board of Directors.

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

Independent Directors Committee. Our Independent Directors Committee is created by our Articles of Incorporation and consists of any directors that the Board of Directors determines from time to time meet the independence requirements of the NYSE rules applicable to audit committee members of foreign private issuers. Our Articles of Incorporation provide that there will be no fewer than three independent directors at all times, subject to certain exceptions. Under our Articles of Incorporation, the Independent Directors Committee must approve:

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

Messrs. Josh Connor, Roberto Artavia, and Jose Castañeda, all independent non-executive directors under the applicable rules of the New York Stock Exchange, are the current members of the committee.

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

Approximately 75.2% of the Company’s employees are located in Panama, while the remaining 24.8% are distributed among our foreign stations. Copa’s employees can be categorized as follows:

	December 31,
	2017	2016	2015
Pilots	1,290	1,183	1,275
Flight attendants	2,204	2,043	1,965
Mechanics	512	477	529
Customer service agents, reservation agents, ramp and others	2,919	2,954	3,427
Management and clerical	2,120	2,076	2,106

Total employees	9,045	8,733	9,302

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

We provide training for all of our employees, including technical training for our pilots, dispatchers, flight attendants and other technical staff. In addition, we provide recurrent customer service training to frontline staff, as well as leadership training for managers. We currently have four flight simulators at our training facility in Panama’s City of Knowledge. In 2005, we leased a Level B flight simulator for Boeing 737-Next Generation training that served 80% of our initial training, transition and upgrade training, and 100% of our recurrent training needs relating to that aircraft. During 2007, we upgraded this simulator to provide 100% of our initial training. We leased a similar flight simulator for Embraer 190 until April 2017, when we decided to buy this simulator to serve our initial and recurrent training needs. In 2010, Copa bought a second 737-Next Generation Full Flight Simulator, or “FFS”, Level D. The Level D qualification is the highest certification provided by the Federal Aviation Administration (FAA) to any Flight Training Device. Another important acquisition in 2011 was the second B737 Virtual Procedure Trainer (VPT), which complements the new FFS training. In October 2012, the lease on our first B737 Next Generation simulator expired and we bought a new FFTX technology training device accompanied by a new Virtual Procedure Trainer (VPT). In 2014, Copa bought a new Boeing 737-800 Full Flight Simulator (FFS-X) compliant with regulatory Qualification Level D, and two new B737-800 Cockpit Procedure Trainers (CPTs) compliant with regulatory Qualification FTD Level 4 to provide 100% of our initial, recurrent, transition and upgrade training needs. We bought a new Boeing 737 MAX Full Flight Simulator compliant with regulatory qualification Level D to provide 100% of our training needs which is expected to be available for use at the end of 2018.

Approximately 62.9% of the Company’s 9,045 employees are unionized. Our employees currently belong to nine union organizations; five covering employees in Panama and four covering employees in Colombia, in addition to union organizations in other countries to which we fly. Copa Airlines has traditionally had good relations with its employees and all the unions, and expects to continue to enjoy good relations with its employees and the unions in the future.

The five unions covering employees in Panama include: the pilots’ union (UNPAC); the flight attendants’ union (SIPANAB); the mechanics’ union (SITECMAP); the passenger service agents’ union (UGETRACO), and the industry union (SIELAS), which represents ground personnel, messengers, drivers, passenger service agents, counter agents and other non-executive administrative staff.

Copa entered into collective bargaining agreements with the pilots’ union in July 2017, the industry union in December 2017, the mechanics’ union in late first quarter 2018 and will enter negotiations with the flight attendants’ union in early third quarter of 2018. Collective bargaining agreements in Panama are typically between three and four-year terms.

The four unions covering employees in Colombia are: the pilots’ union (ACDAC), the flight attendants’ union (ACAV), the industry union in Colombia (SINTRATAC), and the Mechanics Union in Colombia (ACMA).

Copa entered into collective bargaining with ACDAC and ACAV in January, 2018; both of which are expected to end towards the end of the first quarter of 2018. Additionally, SINTRATAC and Copa entered into collective bargaining agreement in December 2017 for terms of four years until December 2021. Negotiations with ACMA were resolved by arbitration on December 31, 2015, extending the validation every 6 months from this date, until June 30, 2017. As of December 31, 2017, ACMA has not presented a new bill of petition.

Typically, collective bargaining agreements in Colombia have terms of two to three years. Although Copa Colombia usually settles many of its collective bargaining agreement negotiations through arbitration proceedings, it has traditionally experienced good relations with its unions.

In addition to the unions in Panama and Colombia, the Company’s employees in Brazil are covered by industry union agreements that cover all airline industry employees in the country, employees in Uruguay are covered by an industry union, and airport employees in Argentina are affiliated with an industry union (UPADEP).

E. Share Ownership

The members of our Board of Directors and our executive officers as a group own less than one percent of our Class A shares. See “Item 7A. Major Shareholders.”

For a description of stock options granted to our Board of Directors and our executive officers, see “—Compensation—Incentive Compensation Program.”

Item 7. Major Shareholders and Related Party Transactions

A. Major Shareholders

The following table sets forth information relating to the beneficial ownership of our Class A shares as of December 31, 2017 by each person known to us to beneficially own 5% or more of our common shares and all our directors and officers as a group. Class A shares are limited voting shares entitled only to vote in certain specified circumstances. See “Item 10B. Additional Information – Memorandum and Articles of Association – Description of Capital Stock.”

Class A Shares
Beneficially Owned
	Shares	(%)(1)
CIASA(2)	0	0.0%
Executive officers and directors as a group (24 persons)	99,557	0.3%
Others	31,086,084	99.7%
Total	31,185,641

(1)	Based on a total of 31,185,641 Class A shares outstanding.
(2)	CIASA owns 100% of the Class B shares of Copa Holdings representing 26.0% of our total capital stock.

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

It is not practicable for us to determine the number of Class A shares beneficially owned in the United States. As of March 31, 2018, we had 144 registered record holders of our Class A shares.

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

Banco General, S.A.

We have a strong commercial banking relationship with Banco General, S.A., a Panamanian bank partially owned by our controlling shareholders. We have obtained financing from Banco General under short to medium-term financing arrangements for part of the commercial loan tranche of one of the Company’s Export-Import Bank facilities. We also maintain general lines of credit and time deposit accounts with Banco General. Interest received from Banco General amounted to $3.0 million, $1.3 million and $1.3 million in 2017, 2016 and 2015, respectively. There have not been any material interest payments for the last three years. There was no outstanding debt balance at December 31, 2017, 2016 or 2015. These amounts are included in “Current maturities of long-term debt” and “Long-term debt” in the consolidated statement of financial position.

ASSA Compañía de Seguros, S.A.

Panamanian law requires us to maintain our insurance policies through a local insurance company. We have contracted with ASSA, an insurance company controlled by our controlling shareholders, to provide substantially all of our insurance. ASSA has, in turn, reinsured almost all of the risks under those policies with insurance companies around the world. The payments to ASSA totaled $8.5 million in 2017, $7.1 million in 2016, and $9.2 million in 2015.

Petróleos Delta, S.A.

During 2005, we entered into a contract with Petróleos Delta, S.A. to supply our jet fuel needs. The price agreed to under this contract is based on the two-week average of the U.S. Gulf Coast Waterborne Mean index plus local taxes, certain third-party handling charges and a handling charge to Petróleos Delta, S.A. The contract term is two years and the last contract subscribed was in June 2016. While our controlling shareholders do not hold a controlling equity interest in Petróleos Delta, S.A., several of our directors are also board members of Petróleos Delta, S.A. Payments to Petróleos Delta totaled $290.2 million in 2017, $229.9 million in 2016 and $248.9 million in 2015.

Desarollo Inmobiliario del Este, S.A.

During January 2006, we moved into headquarters located six miles away from Tocumen International Airport. We lease six floors consisting of approximately 121,686 square feet of the building from Desarollo Inmobiliario del Este, S.A., an entity controlled by the same group of investors that controls CIASA. This lease was renewed in 2015 for 10 more years at a rate of approximately $0.3 million per month. Payments to Desarrollo Inmobiliario del Este, S.A. totaled $3.6 million, $3.8 million and $3.0 million in 2017, 2016 and 2015, respectively.

Galindo, Arias & Lopez

Most of our legal work is carried out by the law firm Galindo, Arias & Lopez. Messrs. Jaime Arias and Ricardo Alberto Arias, partners of Galindo, Arias & Lopez, are indirect shareholders of CIASA and serve on our Board of Directors. Payments to Galindo, Arias & Lopez totaled $0.4 million, $0.3 million and $0.3 million, in 2017, 2016 and 2015, respectively.

Cable Onda, S.A.

The Company is responsible for providing television and internet broadcasting services in Panama. A member of the Company’s Board of Directors is shareholder of Cable Onda, S.A. Payments to Cable Onda, S.A. totaled $1.4 million and $1.6 million in 2017 and 2016, respectively.

Panama Air Cargo Terminal

Provides cargo and courier services in Panama, an entity controlled by the same group of investors that controls CIASA. Payments to Panama Air Cargo Terminal totaled $4.9 million in 2017.

Other Transactions

We also purchase most of the alcohol and some of the other beverages served on our aircraft from Motta Internacional, S.A. and Global Brands, S.A., both of which are controlled by our controlling shareholders. We do not have any formal contracts for these purchases, but pay wholesale prices based on price lists periodically submitted by those importers and comparisons to other options in the marketplace. We paid these entities approximately $1.71 million in 2017, $1.71 million in 2016 and $1.3 million in 2015.

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

Dividend for Fiscal Year:	Payment Date	Total Dividend Payment (U.S. Dollars)	Cash Dividend per Share

2017	December 15, 2017	$32 million	0.75
2017	September 12, 2017	$32 million	0.75
2017	June 15, 2017	$22 million	0.51
2017	March 13, 2017	$22 million	0.51
2016	December 15, 2016	$22 million	0.51
2016	September 13, 2016	$22 million	0.51
2016	June 16, 2016	$21 million	0.51
2016	March 16, 2016	$21 million	0.51
2015	December 15, 2015	$37 million	0.84
2015	September 15, 2015	$37 million	0.84

2015	June 15, 2015	$37 million	0.84
2015	March 16, 2015	$37 million	0.84
2014	December 15, 2014	$43 million	0.96
2014	September 15, 2014	$43 million	0.96
2014	June 16, 2014	$42 million	0.96
2014	March 17, 2014	$43 million	0.96

B. Significant Changes

None

Item 9. The Offer and Listing

A. Offer and Listing Details

Our Class A shares have been listed on the New York Stock Exchange, or NYSE, under the symbol “CPA” since December 14, 2005. The following table sets forth, for the periods indicated, the high and low prices for the Class A shares on the NYSE for the periods indicated.

	Low	High
2013
Annual	96.38	161.36
2014
Annual	87.00	162.83
2015
Annual	39.03	121.25
2016
Annual	42.61	97.00
First Quarter	42.61	72.00
Second Quarter	48.57	70.88
Third Quarter	50.36	90.75
Fourth Quarter	83.26	97.00
2017
Annual	90.85	138.72
First Quarter	90.85	112.80
Second Quarter	107.90	125.78
Third Quarter	116.54	134.25
Fourth Quarter	120.22	138.72
October	120.22	131.70
November	121.09	138.69
December	131.14	138.72
2018
Annual	122.03	138.72
First Quarter	122.03	141.34
January	130.37	141.34
February	122.03	141.00
March	126.33	140.33

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

Common Stock

Our authorized capital stock consists of 80 million shares of common stock without par value, divided into Class A shares, Class B shares and Class C shares. As of December 31, 2017, we had 33,776,480 Class A shares issued and 31,185,641 Class A shares outstanding; 10,938,125 Class B shares issued and outstanding, and no Class C shares outstanding. Class A and Class B shares have the same economic rights and privileges, including the right to receive dividends, except as described in this section.

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

Tag-along Rights

Our Board of Directors shall refuse to register any transfer of shares in which CIASA proposes to sell Class B shares pursuant to a sale at a price per share that is greater than the average public trading price per share of the Class A shares for the preceding 30 days to an unrelated third-party that would, after giving effect to such sale, have the right to elect a majority of the Board of Directors and direct our management and policies, unless the proposed purchaser agrees to make, as promptly as possible, a public offer for the purchase of all outstanding Class A shares and Class B shares at a price per share equal to the price per share paid for the shares being sold by CIASA. While our Articles of Incorporation provide limited rights to holders of our Class A shares to sell their shares at the same price as CIASA in the event that a sale of Class B shares by CIASA results in the purchaser having the right to elect a majority of our board, there are other change of control transactions in which holders of our Class A shares would not have the right to participate, including the sale of interests by a party that had previously acquired Class B shares from CIASA, the sale of interests by another party in conjunction with a sale by CIASA, the sale by CIASA of control to more than one party, or the sale of controlling interests in CIASA itself.

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

Other Shareholder Rights

As a general principle, Panamanian law bars the majority of a corporation’s shareholders from imposing resolutions which violate its articles of incorporation or the law, and grants any shareholder the right to challenge, within 30 days, any shareholders’ resolution that is illegal or that violates its articles of incorporation or by-laws, by requesting the annulment of said resolution and/or the injunction thereof pending judicial decision. Minority shareholders representing at least 5% of all issued and outstanding shares have the right to require a judge to call a shareholders’ meeting and to appoint an independent auditor to examine the corporate accounting books, the background of the Company’s incorporation or its operation.

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

Panama	Delaware

Directors

Conflict of Interest Transactions. Transactions involving a Panamanian corporation and an interested director or officer are initially subject to the approval of the board of directors.	Conflict of Interest Transactions. Transactions involving a Delaware corporation and an interested director of that corporation are generally permitted if:

At the next shareholders’ meeting, shareholders will then have the right to disapprove the board of directors’ decision and to decide to take legal actions against the directors or officers who voted in favor of the transaction.	(1) the material facts as to the interested director’s relationship or interest are disclosed and a majority of disinterested directors approve the transaction;

(2) the material facts are disclosed as to the interested director’s relationship or interest and the stockholders approve the transaction; or

Panama	Delaware

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

Once a share is issued, the shareholders become entitled to the rights established in the articles of incorporation and such rights cannot be taken away, diminished or extinguished without the express consent of the shareholders entitled to such rights. If by amending the articles of incorporation, the rights granted to a class of shareholders is somehow altered or modified to their disadvantage, those shareholders will need to approve the amendment unanimously.

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

MAX Aircraft purchase Agreement between the Boeing Company and Copa Airlines.

In April 2015, Copa finalized negotiations with the Boeing Company for the purchase of 737 MAX airplanes. These negotiations started in 2013, and the agreement has been amended several times since then, most recently in October 2015.

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

With respect to non-corporate United States Holders, certain dividends received from a qualified foreign corporation may be subject to reduced rates of taxation. A foreign corporation generally is treated as a qualified foreign corporation with respect to dividends paid by that corporation on shares that are readily tradable on an established securities market in the United States. United States Treasury Department guidance indicates that our Class A shares, which are listed on the NYSE, are currently readily tradable on an established securities market in the United States. There can be no assurance, however, that our Class A shares will be considered readily tradable on an established securities market at a later date. Non-corporate United States Holders that do not meet a minimum holding period requirement during which they are not protected from the risk of loss or that elect to treat the dividend income as “investment income” pursuant to Section 163(d) (4) of the Code will not be eligible for the reduced rates of taxation regardless of our status as a qualified foreign corporation. In addition, the rate reduction will not apply to dividends if the recipient of a dividend is obligated to make related payments with respect to positions in substantially similar or related property. This disallowance applies even if the minimum holding period has been met. You should consult your own tax advisors regarding the application of these rules to your particular circumstances.

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

Item 11. Quantitative and Qualitative Disclosures about Market Risk

The risks inherent in our business are the potential losses arising from adverse changes to the price of fuel, interest rates and the U.S. dollar exchange rate. Please also refer to note 28 of our financial statements.

Aircraft Fuel. Our results of operations are affected by changes in the price and availability of aircraft fuel. To manage the price risk, we use crude oil swap agreements. Market risk is estimated as a hypothetical 10% increase in the December 31, 2017 cost per gallon of fuel. Based on projected 2017 fuel consumption, such an increase would result in an increase to aircraft fuel expense of approximately $60.9 million in 2018. There are no hedged contracts for 2018.

Interest. Our earnings are affected by changes in interest rates due to the impact those changes have on interest expense from variable-rate debt instruments and operating leases and on interest income generated from our cash and investment balances. If interest rates average 10% more in 2018 than they did during 2017, our interest expense would increase by approximately $1.4 million and the fair value of the debt would decrease by approximately $1.3 million. If interest rates average 10% less in 2018 than they did in 2017, our interest income from marketable securities would decrease by approximately $1.4 million and the fair value of our debt would increase by approximately $1.3 million. These amounts are determined by considering the impact of the hypothetical interest rates on our variable-rate debt and marketable securities equivalent balances at December 31, 2017.

Foreign Currencies. The majority of our obligations are denominated in U.S. dollars. Since Panama uses the U.S. dollar as legal tender, the majority of our operating expenses are also denominated in U.S. dollars, approximately 43.7% of revenues and 59.8% of expenses are in U.S. dollars. A significant part of our revenue is denominated in foreign currencies, including the Brazilian real, Colombian peso, and Argentinian peso, which represented 16.5%, 11.4%, and 7.8% of our revenue in 2017, respectively.

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

The following chart summarizes the Company’s exchange risk exposure (assets and liabilities denominated in foreign currency) at December 31, 2017 and 2016:

	As of December 31, 2017	As of December 31, 2016
Assets
Cash and cash equivalents	$25,189	$51,718
Investments	277	276
Accounts receivables, net	75,769	69,670
Prepaid expenses	32,045	23,137
Other assets	29,459	46,631

Total assets	$162,739	$191,432

Liabilities
Accounts payables suppliers and agencies	$37,186	$32,098
Accumulated taxes and expenses payables	50,922	37,435
Other liabilities	25,471	57,967

Total liabilities	$113,579	$127,500

Net position	$49,160	$63,932

Item 12. Description of Securities Other than Equity Securities

Not applicable.

A.	Debt securities

Not applicable.

B.	Warrants and rights

Not applicable.

C.	Other securities

Not applicable.

D.	American depositary shares

Not applicable.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15. Controls and Procedures Disclosure controls and procedures

Disclosure controls and procedures

Disclosure controls and procedures are designed to ensure that information required to be disclosed by the Company in reports filed or submitted under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms. We carried out an evaluation under the supervision of our Management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2017. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

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

Management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2017. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control – Integrated Framework (2013).

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

Based on this assessment, Management believes that, as of December 31, 2017, the Company’s internal control over financial reporting is effective based on those criteria.

Attestation Report of the registered public accounting firm

The effectiveness of our internal controls over financial reporting as of December 31, 2017 has been audited by Ernst & Young, the independent registered public accounting firm who also audited the Company’s consolidated financial statements. Ernst & Young’s attestation report of the effectiveness of the Company’s internal control over financial reporting is included herein.

Changes in internal control over financial reporting

There has been no change in our internal control over financial reporting during 2017 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Report of Independent Registered Public Accounting Firm

To The Board of Directors and Shareholders

COPA HOLDINGS, S.A. and Subsidiaries

Opinion on Internal control over Financial Reporting

We have audited Copa Holdings, S.A. and subsidiaries’ internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Copa Holdings, S.A. and subsidiaries (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2017, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statements of financial position of the Company as of December 31, 2017 and 2016 and the related consolidated statements of profit or loss, comprehensive income (loss), changes in equity and cash flows for each of the three years in the period ended December 31, 2017, and the related notes, and our report dated April 18, 2018, expressed an unqualified opinion thereon.

Basis for Opinion

The Company management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

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

Definition and Limitations of Internal Control Over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Ernst & Young Limited Corp.

A member practice of

Ernst & Young Global Limited

/s/ Ernst & Young

Panama City, Republic of Panama

April 18, 2018

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

Item 16C. Principal Accountant Fees and Services

The following table sets forth by category of service the total fees for services performed by our independent registered public accounting firm Ernst & Young and its affiliates during the fiscal years ended December 31, 2017, 2016 and 2015:

	2017	2016	2015
Audit Fees	$1,025,000	$1,150,000	$835,200
Audit-Related Fees		—	—
Tax Fees		—	4,889
All Other Fees		—	—
Total	$1,025,000	$1,150,000	$840,089

Audit Fees

Audit fees for 2017, 2016 and 2015 included the audit of our annual financial statements and internal controls, and the review of our quarterly reports.

Audit-Related Fees

There were no audit-related fees for 2017, 2016 or 2015.

Tax Fees

Tax fees for 2015 were $4,889. There were no tax fees for 2017 or 2016.

All Other Fees

Other fees for 2017, 2016 and 2015 included amounts paid for permitted consulting services performed by Ernst & Young and pre-approved by our audit committee. There were no such fees in 2017, 2016 or 2015.

Pre-Approval Policies and Procedures

Our audit committee approves all audit, audit-related, tax and other services provided by Ernst & Young. Any services provided by Ernst & Young that are not specifically included within the scope of the audit must be pre-approved by the audit committee in advance of any engagement. Pursuant to Rule 201 of Regulation S-X, audit committees are permitted to approve certain fees for audit-related services, tax services and other services pursuant to a de minimis exception prior to the completion of an audit engagement. In 2016, none of the fees paid to Ernst & Young were approved pursuant to the de minimis exception.

Item 16D. Exemptions from the Listing Standards for Audit Committees None

None

Item 16E. Purchase of Equity Securities by the Issuer and Affiliated Purchasers

The following table provides information related to the share repurchase program executed by month:

Period	Total number of shares purchased	Average price paid per share	Total number of shares purchased as part of publicly announced program	Maximum number of shares that may be yet be purchased under the program

Program 2014 (EOMR)

December 2014	182,592	$101.84	182,592	2,274,440

January 2015	139,196	$104.13	321,788	2,084,941

February 2015	28,454	$109.65	350,242	1,951,529

ASR 2015

September 2015	500,000		850,242

December 2015	1,460,250		2,310,492
Total	2,310,492

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

No transactions were made in 2016 or 2017.

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

Equity Compensation Plans. Equity compensation plans require shareholder approval, subject to limited exemptions.	Under Panamanian law, shareholder approval is not required for equity compensation plans.

Code of Ethics. Corporate governance guidelines and a code of business conduct and ethics is required, with disclosure of any waiver fordirectors or executive officers. §303A.10	Panamanian corporate governance standards do not require the adoption of specific guidelines as contemplated by the NYSE standards, although they do require that companies disclose differences between their practices and a list of specified practices recommended by the SMV.

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

Item 16H. Mine Safety Disclosure

None

PART III

Item 17. Financial Statements

See “Item 18. Financial Statements”

Item 18. Financial Statements

See our consolidated financial statements beginning on page F-1.

Item 19. Exhibits

3.1**	English translation of the Amended Articles of Incorporation (Pacto Social) of the Registrant

10.1**†	Aircraft Lease Agreement, dated as of October 1, 1998, between First Security Bank—now Wells Fargo Bank Northwest, National association— and Compañía Panameña de Aviación, S.A., in respect of Boeing Model 737-71Q Aircraft, Serial No. 29047

10.2 (2008)	Filed as 10.1. Supplemental Agreement dated as of May 13, 2008 by and among Copa Holdings, S.A. Corporation de Inversiones Aereas, S.A. and Continental Airlines, Inc.

10.3**†	Filed as 10.2. Letter Agreement dated as of November 6, 1998 amending Aircraft Lease Agreement, dated October 1, 1998, between First Security Bank—now Wells Fargo Bank Northwest, National association—and Compañía Panameña de Aviación, S.A., in respect of One Boeing Model 737-71Q Aircraft, Manufacturer’s Serial No. 29047

10.4**†	Filed as 10.3. Aircraft Lease Amendment Agreement dated as of May 21, 2003 to Aircraft Lease Agreement, dated October 1, 1998, between First Security Bank—now Wells Fargo Bank Northwest, National association—and Compañía Panameña de Aviación, S.A., in respect of Boeing Model 737-71Q Aircraft, Serial No. 29047

10.5**†	Filed as 10.4. Aircraft Lease Agreement, dated as of October 1, 1998, between First Security Bank—now Wells Fargo Bank Northwest, National association—and Compañía Panameña de Aviación, S.A., in respect of Boeing Model 737-71Q Aircraft, Serial No. 29048

10.6**†	Filed as 10.5. Letter Agreement dated as of November 6, 1998 amending Aircraft Lease Agreement, dated as of October 1, 1998, between First Security Bank—now Wells Fargo Bank Northwest, National association—and Compañía Panameña de Aviación, S.A., in respect of Boeing Model 737-71Q Aircraft, Serial No. 29048

10.7**†	Filed as 10.6. Aircraft Lease Amendment Agreement dated as of May 21, 2003 to Aircraft Lease Agreement, dated October 1, 1998, between First Security Bank—now Wells Fargo Bank Northwest, National association—and Compañía Panameña de Aviación, S.A., in respect of Boeing Model 737-71Q Aircraft, Serial No. 29048

10.8**†	Filed as 10.7. Aircraft Lease Agreement, dated as of November 18, 1998, between Aviation Financial Services Inc. and Compañía Panameña de Aviación, S.A., Boeing Model 737-700 Aircraft, Serial No. 28607

10.9**†	Filed as 10.8. Letter Agreement No. 1 dated as of November 18, 1998 to Aircraft Lease Agreement, dated November 18, 1998, between Aviation Financial Services Inc. and Compañía Panameña de Aviación, S.A., Boeing Model 737-700 Aircraft, Serial No. 28607

10.10**†	Filed as 10.9. Letter Agreement No. 2 dated as of March 8, 1999 to Aircraft Lease Agreement, dated November 18, 1998, between Aviation Financial Services Inc. and Compañía Panameña de Aviación, S.A., Boeing Model 737-700 Aircraft, Serial No. 28607

10.11**†	Filed as 10.10. Lease Extension and Amendment Agreement dated as of April 30, 2003, to Aircraft Lease Agreement, dated November 18, 1998, between Aviation Financial Services Inc. and Compañía Panameña de Aviación, S.A., Boeing Model 737-700 Aircraft, Serial No. 28607

10.12**†	Filed as 10.11. Aircraft Lease Agreement, dated as of November 18, 1998, between Aviation Financial Services Inc. and Compañía Panameña de Aviación, S.A., Boeing Model 737-700 Aircraft, Serial No. 30049

10.13**†	Filed as 10.12. Letter Agreement No. 1 dated as of November 18, 1998 to Aircraft Lease Agreement, dated November 18, 1998, between Aviation Financial Services Inc. and Compañía Panameña de Aviación, S.A., Boeing Model 737-700 Aircraft, Serial No. 30049

10.14**†	Filed as 10.13. Letter Agreement No. 2 dated as of March 8, 1999 to Aircraft Lease Agreement, dated November 18, 1998, between Aviation Financial Services Inc. and Compañía Panameña de Aviación, S.A., Boeing Model 737-700 Aircraft, Serial No. 30049

10.15**†	Filed as 10.14. Lease Extension and Amendment Agreement dated as of April 30, 2003, to Aircraft Lease Agreement, dated November 18, 1998, between Aviation Financial Services Inc. and Compañía Panameña de Aviación, S.A., Boeing Model 737-700 Aircraft, Serial No. 30049

10.16**†	Filed as 10.15. Aircraft Lease Agreement, dated as of November 30, 2003, between International Lease Finance corporation and Compañía Panameña de Aviación, S.A., Boeing Model 737-700 or 800 Aircraft, Serial No. 30676

10.17**†	Filed as 10.16. Aircraft Lease Agreement, dated as of March 4, 2004, between International Lease Finance corporation and Compañía Panameña de Aviación, S.A., Boeing Model 737-700 or 800 Aircraft, Serial No. 32800

10.18**†	Filed as 10.17. Aircraft Lease Agreement, dated as of December 23, 2004, between Wells Fargo Bank Noorthwest, N.A. and Compañía Panameña de Aviación, S.A., Boeing Model 737- 800 Aircraft, Serial No. 29670

10.19**†	Filed as 10.18. Embraer 190LR Purchase Agreement DCT-006/2003 dated as of May 2003 between Embraer— Empresa Brasileira de Aeronáutica S.A. and Regional Aircraft Holdings Ltd.

10.20**†	Filed as 10.19. Letter Agreement DCT-007/2003 dated as of May, 2003 to Aircraft Purchase Agreement DCT-006/2003 dated as of May, 2003, between Embraer— Empresa Brasileira de Aeronáutica S.A. and Regional Aircraft Holdings Ltd.

10.21**†	Filed as 10.20. Letter Agreement DCT-008/2003 dated as of May, 2003 to Aircraft Purchase Agreement DCT-006/2003 dated as of May, 2003, between Embraer— Empresa Brasileira de Aeronáutica S.A. and Regional Aircraft Holdings Ltd.

10.22**	Filed as 10.21. Aircraft General Terms Agreement, dated November 25, 1998, between The Boeing Company and Copa Holdings, S.A.

10.23**†	Filed as 10.22. Purchase Agreement Number 2191, dated November 25, 1998, between The Boeing Company and Copa Holdings, S.A., Inc. relating to Boeing Model 737-7V3 & 737-8V3 Aircraft

10.24**†	Filed as 10.23. Supplemental agreement No. 1 dated 2001 to Purchase Agreement Number 2191 between The Boeing Company and Copa Holdings, S.A.

10.25**†	Filed as 10.24. Supplemental Agreement No. 2 dated as of December 21, 2001 to Purchase Agreement Number 2191 between The Boeing Company and Copa Holdings, S.A.

10.26**†	Filed as 10.25. Supplemental Agreement No. 3 dated as of June 14, 2002 to Purchase Agreement Number 2191 between The Boeing Company and Copa Holdings, S.A.

10.27**†	Filed as 10.26. Supplemental Agreement No. 4 dated as of December 20, 2002 to Purchase Agreement Number 2191 between The Boeing Company and Copa Holdings, S.A.

10.28**†	Filed as 10.27. Supplemental Agreement No. 5 dated as of October 31, 2003 to Purchase Agreement Number 2191 between The Boeing Company and Copa Holdings, S.A.

10.29**†	Filed as 10.28. Supplemental Agreement No. 6 dated as of September 9, 2004 to Purchase Agreement Number 2191 between The Boeing Company and Copa Holdings, S.A.

10.30**†	Filed as 10.29. Supplemental Agreement No. 7 dated as of December 9, 2004 to Purchase Agreement Number 2191 between The Boeing Company and Copa Holdings, S.A.

10.31**†	Filed as 10.30. Supplemental Agreement No. 8 dated as of April 15, 2005 to Purchase Agreement Number 2191 between The Boeing Company and Copa Holdings, S.A.

10.32**†	Filed as 10.31. Maintenance Cost per Hour Engine Service Agreement, dated March 5, 2003, between G.E. Engine Services, Inc. and Copa Holdings, S.A.

10.33**†	Filed as 10.32. English translation of Aviation Fuel Supply Agreement, dated July 18, 2005, between Petróleos Delta, S.A. and Compañía Panameña de Aviación, S.A.

10.34**†	Filed as 10.33. Form of Amended and Restated Alliance Agreement between Continental Airlines, Inc. and Compañía Panameña de Aviación, S.A.

10.35**	Filed as 10.34. Form of Amended and Restated Services Agreement between Continental Airlines, Inc. and Compañía Panameña de Aviación, S.A.

10.36**	Filed as 10.35. Form of Second Amended and Restated Shareholders’ Agreement among Copa Holdings, S.A., Corporación de Inversiones Aéreas, S.A. and Continental Airlines, Inc.

10.37**	Filed as 10.36. Form of Guaranteed Loan Agreement

10.38**	Filed as 10.37. Form of Amended and Restated Registration Rights Agreement among Copa Holdings, S.A., Corporación de Inversiones Aéreas, S.A. and Continental Airlines, Inc.

10.39**	Filed as 10.38. Form of Copa Holdings, S.A. 2005 Stock Incentive Plan

10.40**	Filed as 10.39. Form of Copa Holdings, S.A. Restricted Stock Award Agreement

10.41*	Filed as 10.40. Form of Indemnification Agreement with the Registrant’s directors

10.42**	Filed as 10.41. Form of Amended and Restated Trademark License Agreement between Continental Airlines, Inc. and Compañía Panameña de Aviación, S.A.

10.43*†	Filed as 10.42. Embraer 190 Purchase Agreement COM 0028-06 dated February 2006 between Embraer—Empresa Brasileira de Aeronáutica S.A. and Copa Holdings, S.A. relating to Embraer 190LR aircraft

10.44*†	Filed as 10.43. Letter Agreement COM 0029-06 to the Embraer Agreement dated February 2006 between Embraer—Empresa Brasileira de Aeronáutica S.A. and Copa Holdings, S.A. relating to Embraer 190LR aircraft

10.45*†	Filed as 10.44. Supplemental Agreement No. 9 dated as of March 16, 2006 to the Boeing Purchase Agreement Number 2191 dated November 25, 1998 between the Boeing Company and Copa Holdings, S.A.

10.46 (2006)†	Filed as 10.44. Supplemental Agreement No. 11 dated as of August 30, 2006 to the Boeing Purchase Agreement Number 2191 dated November 25, 1998 between the Boeing Company and Copa Holdings, S.A.

10.47*†	Filed as 10.45. Supplemental Agreement No. 10 dated as of May 8, 2006 to the Boeing Purchase Agreement Number 2191 dated November 25, 1998 between the Boeing Company and Copa Holdings, S.A.

10.48 (2006)†	Filed as 10.45. Supplemental Agreement No. 12 dated as of February 26, 2007 to the Boeing Purchase Agreement Number 2191 dated November 25, 1998 between the Boeing Company and Copa Holdings, S.A.

10.49 (2006)†	Filed as 10.46. Supplemental Agreement No. 13 dated as of April 23, 2007 to the Boeing Purchase Agreement Number 2191 dated November 25, 1998 between the Boeing Company and Copa Holdings, S.A.

10.50(2007)†	Filed as 10.47. Supplemental Agreement No. 14 dated as of August 31, 2007 to the Boeing Purchase Agreement Number 2191 dated November 25, 1998 between the Boeing Company and Copa Holdings, S.A.

10.51(2007)†	Filed as 10.48. Supplemental Agreement No. 15 dated as of February 21, 2008 to the Boeing Purchase Agreement Number 2191 dated November 25, 1998 between the Boeing Company and Copa Holdings, S.A.

10.52(2008)†	Filed as 10.49. Supplemental Agreement No. 16 dated as of June 30, 2008 to the Boeing Purchase Agreement Number 2191 dated November 25, 1998 between the Boeing Company and Copa Holdings, S.A.

10.53(2008)†	Filed as 10.50. Supplemental Agreement No. 17 dated as of December 15, 2008 to the Boeing Purchase Agreement Number 2191 dated November 25, 1998 between the Boeing Company and Copa Holdings, S.A.

10.54(2009)†	Filed as 10.51. Supplemental Agreement No. 18 dated as of July 15, 2009 to the Boeing Purchase Agreement Number 2191 dated November 25, 1998 between the Boeing Company and Copa Holdings, S.A

10.55(2009)†	Filed as 10.52. Supplemental Agreement No. 19 dated as of August 31, 2009 to the Boeing Purchase Agreement Number 2191 dated November 25, 1998 between the Boeing Company and Copa Holdings, S.A

10.56(2009)†	Filed as 10.53. Supplemental Agreement No. 20 dated as of November 19, 2009 to the Boeing Purchase Agreement Number 2191 dated November 25, 1998 between the Boeing Company and Copa Holdings, S.A

10.57(2010)†	Filed as 10.54. Supplemental Agreement No. 21 dated as of May 28, 2010 to the Boeing Purchase Agreement Number 2191 dated November 25, 1998 between the Boeing Company and Copa Holdings, S.A

10.58(2010)†	Filed as 10.55. Supplemental Agreement No. 22 dated as of September 24, 2010 to the Boeing Purchase Agreement Number 2191 dated November 25, 1998 between the Boeing Company and Copa Holdings, S.A

10.59(2010)†	Filed as 10.56. Supplemental Agreement No. 23 dated as of October, 2010 to the Boeing Purchase Agreement Number 2191 dated November 25, 1998 between the Boeing Company and Copa Holdings, S.A

10.60(2011)†	Filed as 10.57. On Pointsm Solutions Rate per Engine Flight Hour Service Agreement dated as of May 22, 2011 between GE Engine Services, LLC., Copa Holdings, S.A., and Lease Management Services, LLC.

10.61(2012)†	Filed as 10.58. On Pointsm Solutions Rate per Engine Flight Hour Service Agreement dated as of April 15, 2012 between GE Engine Services, LLC., Copa Holdings, S.A., and Lease Management Services, LLC.

10.62 †	Purchase Agreement No. PA-03774 dated June 27, 2012 between The Boeing Company and Copa Holdings S.A. relating to Boeing Model 737 MAX Aircraft.

12.1	Certification of the Chief Executive Officer, pursuant to Rules 13a-14 and 15d-14 under the Securities Exchange Act of 1934.

12.2	Certification of the Chief Financial Officer, pursuant to Rules 13a-14 and 15d-14 under the Securities Exchange Act of 1934.

13.1	Certification of Chief Executive Officer, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2	Certification of the Chief Financial Officer, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

21.1**	Subsidiaries of the Registrant

101. INS	XBRL Instance Document.

101. SCH	XBRL Taxonomy Extension Schema Document.

101. CAL	XBRL Taxonomy Extension Calculation Linkbase Document.

101. LAB	XBRL Taxonomy Extension Label Linkbase Document.

101. PRE	XBRL Taxonomy Extension Presentation Linkbase Document.

101. DEF	XBRL Taxonomy Extension Definition Document.

*	Previously filed with the SEC as an exhibit and incorporated by reference from our Registration Statement on Form F-1, filed June 15, 2006, File No. 333-135031.

**	Previously filed with the SEC as an exhibit and incorporated by reference from our Registration Statement on Form F-1, filed November 28, 2005, as amended on December 1, 2005 and December 13, 2005, File No. 333-129967.

2006	Previously filed with the SEC as an exhibit and incorporated by reference from our Annual Report on Form 20-F, filed July 2, 2007, File No.001-07956031.

2007	Previously filed with the SEC as an exhibit and incorporated by reference from our Annual Report on Form 20-F, filed May 9, 2008, File No.001-08818238.

2008	Previously filed with the SEC as an exhibit and incorporated by reference from our Annual Report on Form 20-F, filed May 6, 2009, File No. 001- 09801609.

2009	Previously filed with the SEC as an exhibit and incorporated by reference from our Annual Report on Form 20-F, filed March 17, 2010, File No. 001- 10686910.

2010	Previously filed with the SEC as an exhibit and incorporated by reference from our Annual Report on Form 20-F, filed May 17, 2011, as amended on December 22, 2011, File No. 001- 111276555

2011	Previously filed with the SEC as an exhibit and incorporated by reference from our Annual Report on Form 20-F, filed April 16, 2012, File No. 001- 12762135.

2012	Previously filed with the SEC as an exhibit and incorporated by reference from our Annual Report on Form 20-F, filed April 29, 2013, File No. 001- 13792566.

†	The Registrant was granted confidential treatment for portions of this exhibit.

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

COPA HOLDINGS, S.A.

By:	/s/ Pedro Heilbron
	Name:	Pedro Heilbron
	Title:	Chief Executive Officer

By:	/s/ Jose Montero
	Name:	Jose Montero
	Title:	Chief Financial Officer

Dated: April 18, 2018

Consolidated Financial Statements

Copa Holdings, S. A. and Subsidiaries

Year ended December 31, 2017

with Report of the Independent Registered Public Accounting Firm

COPA HOLDINGS, S. A. AND SUBSIDIARIES

COPA HOLDINGS, S. A. AND SUBSIDIARIES

Report of the independent registered public accounting firm

To the Shareholders and the Board of Directors of

Copa Holdings, S.A. and subsidiaries

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Copa Holdings, S.A. and subsidiaries as of December 31, 2017 and 2016, and the related consolidated statements of profit or loss, comprehensive income (loss), changes in equity and cash flows for each of the three years in the period ended December 31, 2017 and the related notes (collectively referred to as the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company at December 31, 2017 and 2016, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2017, in conformity with International Financial Reporting Standards, as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as December 31, 2017, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission “(2013 framework)” and our report dated April 18, 2018 expressed an unqualified opinion thereon.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Ernst & Young Limited Corp.

A member practice of

Ernst & Young Global Limited

/s/ Ernst & Young

We have served as the Company’s auditor since 1999.

Panama City, Republic of Panama

April 18, 2018

Copa Holdings, S. A. and Subsidiaries

Consolidated statement of financial position

As of December, 31

(In US$ thousands)

	Notes	2017	2016
ASSETS
Current assets
Cash and cash equivalents	8	$238,792	$331,687
Investments	9	705,108	483,002
Accounts receivable	10,23	115,641	114,143
Expendable parts and supplies	11	81,825	74,502
Prepaid expenses	12	45,421	58,407
Other currents assets	17	11,701	7,650

		1,198,488	1,069,391
Non-current assets
Investments	9	65,953	953
Accounts receivable	10	2,444	1,957
Prepaid expenses	12	26,130	26,398
Property and equipment	13	2,825,904	2,623,682
Net pension asset	15	3,185	8,826
Intangible assets	16	81,115	69,502
Deferred tax assets	22	18,572	18,339
Other non-current assets	17	31,140	27,065

		3,054,443	2,776,722

Total assets		$4,252,931	$3,846,113

LIABILITIES AND EQUITY
Current liabilities
Current maturities of long-term debt	18	$298,462	$222,718
Trade, other payables and financial liabilities	19,23	130,590	120,437
Air traffic liability		470,693	396,237
Frequent flyer deferred revenue		13,186	9,044
Taxes and interest payable		81,440	68,483
Accrued expenses payable	20	60,321	44,362
Income tax payable		3,700	1,401

		1,058,392	862,682
Non-current liabilities
Long-term debt	18	876,119	961,414
Frequent flyer deferred revenue		33,115	26,324
Other long-term liabilities	21	123,182	108,448
Deferred tax liabilities	22	50,628	44,974

		1,083,044	1,141,160

Total liabilities		2,141,436	2,003,842

Equity	24
Issued capital
Class A common stock - 33,776,480 (2016 - 33,743,286) shares issued, 31,185,641 (2016 - 31,112,356) outstanding		21,038	20,988
Class B common stock - 10,938,125 (2016 - 10,938,125) shares issued and outstanding, no par value		7,466	7,466
Additional paid in capital		72,945	64,986
Treasury stock		(136,388)	(136,388)
Retained earnings		2,150,322	1,887,091
Accumulated other comprehensive loss		(3,888)	(1,872)

Total equity		2,111,495	1,842,271

Commitments and contingencies	27	—	—

Total liabilities and equity		$4,252,931	$3,846,113

The accompanying notes are an integral part of these consolidated financial statements.

Copa Holdings, S. A. and Subsidiaries

Consolidated statement of profit or loss

For the year ended December, 31

(In US$ thousands)

	Notes	2017	2016	2015
Operating revenue
Passenger revenue		$2,462,419	$2,155,167	$2,185,465
Cargo and mail revenue		55,290	53,989	56,738
Other operating revenue		9,847	12,696	11,507

	7	2,527,556	2,221,852	2,253,710
Operating expenses
Fuel		572,746	528,996	603,760
Wages, salaries, benefits and other employees’ expenses		415,147	370,190	373,631
Passenger servicing		99,447	86,329	84,327
Airport facilities and handling charges		171,040	159,771	148,078
Sales and distribution		200,413	193,984	188,961
Maintenance, materials and repairs		124,709	121,781	111,178
Depreciation and amortization	13,16	164,345	159,278	134,888
Flight operations		101,647	88,188	86,461
Aircraft rentals and other rentals		134,539	138,885	142,177
Cargo and courier expenses		7,375	6,099	6,471
Other Operating and administrative expenses		96,087	92,215	105,484

		2,087,495	1,945,716	1,985,416

Operating profit		440,061	276,136	268,294
Non-operating income (expense)
Finance cost	18	(35,223)	(37,024)	(33,155)
Finance income	18	17,939	13,000	25,947
(Loss) Gain on foreign currency fluctuations		(5,218)	13,043	(440,097)
Net change in fair value of derivatives		2,801	111,642	(11,572)
Other non-operating expense		(2,337)	(3,982)	(1,632)

		(22,038)	96,679	(460,509)

Profit (loss) before taxes		418,023	372,815	(192,215)
Income tax expense	22	(48,000)	(38,271)	(32,759)

Net profit (loss)		$370,023	$334,544	$(224,974)

Earnings (loss) per share

Basic and diluted	26	$8.72	$7.90	$(5.13)

The accompanying notes are an integral part of these consolidated financial statements.

Copa Holdings, S. A. and Subsidiaries

Consolidated statement of comprehensive income (loss)

For the year ended December, 31

(In US$ thousands)

	2017	2016	2015
Net profit (loss)	$370,023	$334,544	$(224,974)

Other comprehensive income (loss)
Other comprehensive income (loss) to be reclassified to profit or loss in subsequent periods -
Net change in fair value of derivative instrument	—	—	1,206

	—	—	1,206
Other comprehensive loss not to be reclassified to profit or loss in subsequent periods -
Remeasurement of actuarial loss, net of amortization	(2,016)	(1,104)	(2,212)

	(2,016)	(1,104)	(2,212)

Other comprehensive loss for the year, net of tax	(2,016)	(1,104)	(1,006)

Total comprehensive income (loss) for the year	$368,007	$333,440	$(225,980)

COPA HOLDINGS, S. A. AND SUBSIDIARIES

Notes to the consolidated financial statements

Copa Holdings, S. A. and Subsidiaries

Consolidated statement of changes in equity

For the year ended December,31

(In US$ thousands)

		Common stock (Non - par value)		Issued capital		Additional paid in	Treasury	Retained	Accumulated other comprehensive	Total
	Notes	Class A	Class B	Class A	Class B	capital	stock	earnings	income (loss)	equity
At December 31, 2014		33,050,298	10,938,125	$20,859	$7,466	$53,486	$(18,426)	$2,011,485	$238	$2,075,108
Net loss		—	—	—	—	—	—	(224,974)	—	(224,974)
Other comprehensive income		—	—	—	—	—	—	—	(1,006)	(1,006)
Issuance of stock for employee awards		94,704	—	65	—	(65)	—	—	—	—
Share-based compensation expense		—	—	—	—	4,034	—	—	—	4,034
Repurchase of treasury shares		(2,127,900)	—	—	—		(117,962)	—	—	(117,962)
Dividends paid		—	—	—	—	—	—	(147,592)	—	(147,592)
Other		—	—	—	—	—	—	(186)	—	(186)

At December 31, 2015		31,017,102	10,938,125	$20,924	$7,466	$57,455	$(136,388)	$1,638,733	$(768)	$1,587,422
Net income		—	—	—	—	—	—	334,544	—	334,544
Other comprehensive income		—	—	—	—	—	—	—	(1,104)	(1,104)
Issuance of stock for employee awards		94,208	—	64	—	(64)	—	—	—	—
Share-based compensation expense	25	—	—	—	—	7,539	—	—	—	7,539
Dividends paid	24	—	—	—	—	—	—	(86,116)	—	(86,116)
Other		1,046	—	—	—	56	—	(70)	—	(14)

At December 31, 2016		31,112,356	10,938,125	$20,988	$7,466	$64,986	$(136,388)	$1,887,091	$(1,872)	$1,842,271
Net income		—	—	—	—	—	—	370,023	—	370,023
Other comprehensive income		—	—	—	—	—	—	—	(2,016)	(2,016)
Issuance of stock for employee awards		62,224	—	42	—	(42)	—	—	—	—
Share-based compensation expense	25	—	—	—	—	7,422	—	—	—	7,422
Dividends paid	24	—	—	—	—	—	—	(106,792)	—	(106,792)
Share options exercised	25	11,061	—	8	—	579	—	—	—	587

At December 31, 2017		31,185,641	10,938,125	$21,038	$7,466	$72,945	$(136,388)	$2,150,322	$(3,888)	$2,111,495

The accompanying notes are an integral part of these consolidated financial statements.

F-5	(Continued)

Copa Holdings, S. A. and Subsidiaries

Consolidated statement of cash flows

For the year ended December, 31

(In US$ thousands)

	Notes	2017	2016	2015
Operating activities
Net profit (loss)		$370,023	$334,544	$(224,974)
Adjustments for:
Income tax expense		48,000	38,271	32,759
Finance cost	18	35,223	37,024	33,155
Finance income	18	(17,939)	(13,000)	(25,947)
Depreciation, amortization and impairment	13,16	164,345	159,194	134,888
Loss (gain) on sale of property and equipment		(2)	604	1,896
Disposal of assets		3,318	4,139	3,344
Impairment of accounts receivable	10	879	1,511	(71)
Allowance for obsolescence of expendable parts and supplies		182	87	63
Derivative instruments mark to market		(2,801)	(111,642)	11,572
Share-based compensation expense	25	7,422	7,539	4,034
Net foreign exchange differences		38,017	35,525	435,983
Change in:
Accounts receivable		(3,534)	(9,967)	17,471
Accounts receivable from related parties	10	181	143	(317)
Other current assets		25,770	(14,745)	4,398
Restricted cash		—	64,228	(11,803)
Other assets		(1,012)	10,202	14,628
Accounts payable		20,943	16,387	(31,913)
Accounts payable from related parties	19	4,199	3,076	(1,801)
Air traffic liability		74,456	44,127	(55,902)
Frequent flyer deferred revenue		10,933	16,484	18,884
Other liability		20,883	30,117	2,598

Cash from operating activities		799,486	653,848	362,945
Income tax paid		(51,077)	(33,364)	(39,168)
Interest paid		(35,312)	(37,420)	(31,668)
Interest received		14,235	11,526	24,754

Net cash from operating activities		727,332	594,590	316,863
Investing activities
Acquisition of investments		(854,119)	(553,037)	(383,005)
Proceeds from redemption of investments		567,007	485,944	435,110
Advance payments on aircraft purchase contracts and other		(191,315)	(47,479)	(83,064)
Reimbursement of advance payments on aircraft purchase contracts		28,888	29,150	161,169
Acquisition of property and equipment		(109,945)	(88,345)	(81,788)
Proceeds from sale of property and equipment		6	8,332	3,380
Acquisition of intangible assets	16	(18,681)	(14,474)	(19,418)

Net cash (used in) from investing activities		(578,159)	(179,909)	32,384
Financing activities
Proceeds from new borrowings		147,798	164,400	130,000
Payments on loans, borrowings and finance leases		(246,349)	(326,965)	(221,912)
Dividends paid		(106,792)	(86,116)	(147,592)
Proceeds from exercise of share options		587	56	—
Repurchase of treasury shares	24	—	—	(117,962)

Net cash used in financing activities		(204,756)	(248,625)	(357,466)

Net (decrease) increase in cash and cash equivalents		(55,583)	166,056	(8,219)
Cash and cash equivalents at January 1		331,687	204,715	221,443
Effect of exchange rate change on cash		(37,312)	(39,084)	(8,509)

Cash and cash equivalents at December 31		$238,792	$331,687	$204,715

The accompanying notes are an integral part of these consolidated financial statements.

COPA HOLDINGS, S. A. AND SUBSIDIARIES

Notes to the consolidated financial statements

1.	Corporate information

Copa Holdings, S. A. (“the Company”) was incorporated according to the laws of the Republic of Panama on May 6, 1988 with an indefinite duration. The Company is a public company listed in the New York Stock Exchange (NYSE) under the symbol CPA since December 14, 2005. The address of its registered office is Boulevard Costa del Este, Avenida Principal y Avenida de la Rotonda, Urbanización Costa del Este, Complejo Business Park, Torre Norte, Parque Lefevre, Panama City, Republic of Panama.

These consolidated financial statements comprise the Company and its subsidiaries: Compañía Panameña de Aviación, S. A. (“Copa Airlines”), Oval Financial Leasing, Ltd. (“OVAL”), AeroRepública, S. A. (“Copa Colombia”):

•	Copa Airlines: the Company’s core operation is incorporated according to the laws of the Republic of Panama and provides international air transportation for passengers, cargo and mail, operating from its Panama City hub in the Republic of Panama.

•	Copa Colombia: is a Colombian air carrier, incorporated according to the laws of the Republic of Colombia which provides domestic and international air transportation for passengers, cargo, and mail.

In October 2016, Copa Colombia officially launched “Wingo” a new low-cost business model. Wingo operates administratively and functionally under Copa Colombia, with an independent structure for its commercialization, distribution systems and customer service. Wingo began operations on December 1st, 2016, currently flights to 14 destinations, 6 domestic and 8 international, in 8 countries in South, Central America and the Caribbean.

•	OVAL: incorporated according to the laws of the British Virgin Islands, it controls the special-purpose entities that have a beneficial interest in the majority of the Company’s fleet, which is leased to either Copa Airlines or Copa Colombia.

The Company currently offers approximately 347 daily scheduled flights to 75 destinations in 31 countries in North, Central and South America and the Caribbean, mainly from its Panama City Hub. Additionally, the Company provides passengers with access to flights to more than 200 international destinations through codeshare agreements. The Company is part of Star Alliance, the leading global airline network since June 2012.

The Company has a broad commercial alliance with United Continental Holdings, Inc. (“United”), which was renewed during May 2016, for another five years. This Alliance includes an extensive and expanding code-sharing and technology cooperation. The Company participated in United’s Mileage Plus frequent flyer loyalty program until June 30, 2015.

On July 1, 2015, Copa Airlines started its new loyalty program “ConnectMiles”, designed to strengthen the relationship with its frequent flyers and provide exclusive attention. The program maintains the mile accumulation and redemption model that Copa Airlines’s passengers have enjoyed in recent years in United’s Mileage Plus frequent flyer loyalty program. ConnectMiles members are eligible to earn and redeem miles to any of Star Alliance’s 1,300 (unaudited) destinations in 190 countries within 28 airlines members (unaudited).

As of December 31, 2017, the Company operates a fleet of 100 aircraft with an average age of 8.00 years, and consists of 66 Boeing 737-800 Next Generation aircraft, 14 Boeing 737-700 Next Generation aircraft and 20 Embraer E190 aircraft.

F-7	(Continued)

COPA HOLDINGS, S. A. AND SUBSIDIARIES

Notes to the consolidated financial statements

The consolidated financial statements for the year ended December 31, 2017 have been authorized for issuance by the Company’s Chief Executive Officer and Chief Financial Officer on April 18, 2018.

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

Basis of measurement

The consolidated financial statements have been prepared on a historical cost basis, except for the following:

•	available-for-sale financial assets, derivative instruments, certain classes of property, plant and equipment and investment property – measured at fair value

•	assets held for sale – measured at fair value less cost of disposal, and

•	defined benefit pension plans – plan assets measured at fair value.

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

These consolidated financial statements comprise the financial statements of the Company and its subsidiaries. Control is achieved when the Company is exposed to, or has right to, variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Specifically, the Company controls the investee, when it has:

•	power over the investee

•	exposure, or rights to, variable returns from its involvement with the investee, and

•	the ability to use its power over the investee to affect its returns.

The Company reassesses whether or not it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control. Consolidation of a subsidiary begins when the Company obtains control over the subsidiary and ceases when the Company loses control of the subsidiary.

F-8	(Continued)

COPA HOLDINGS, S. A. AND SUBSIDIARIES

Notes to the consolidated financial statements

The financial statements of the subsidiaries are prepared for the same reporting period as the parent company, using consistent accounting policies. All intercompany balances, transactions, and dividends are eliminated in full.

The following are the significant subsidiaries included in these financial statements:

Name	Country of Incorporation	Ownership interest
		2017	2016
Copa Airlines	Panama	99%	99%
Copa Colombia	Colombia	99%	99%
Oval	British Virgin Islands	100%	100%

(b)	Current versus non-current classification

The Company presents assets and liabilities in the statement of financial position based on current/non-current classification.

An asset is current when it is:

•	expected to be realized or intended to be sold or consumed in the normal operating cycle

•	expected to be realized within twelve months after the reporting period, or

•	cash or cash equivalent, unless restricted.

All other assets are classified as non-current.

A liability is current when:

•	it is expected to be settled in the normal operating cycle

•	it is due to be settled within twelve months after the reporting period, or

•	there is no unconditional right to defer the settlement of the liability for at least twelve months after the reporting period.

The Company classifies all other liabilities as non-current.

Deferred tax assets and liabilities are classified as non-current assets and liabilities.

(c)	Foreign currencies

The Company’s consolidated financial statements are presented in U.S. dollars, which is the Company’s functional currency. The Company determines the functional currency for each entity, and the items included in the financial statements of each entity are measured using that functional currency.

Transactions and balances

Transactions in foreign currencies are initially recorded by the Company at the respective functional currency spot rates on the date when the transaction first qualifies for recognition.

Monetary assets and liabilities denominated in foreign currencies are translated at the functional currency spot exchange rate at the reporting date. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rates at the dates of the initial transactions.

F-9	(Continued)

COPA HOLDINGS, S. A. AND SUBSIDIARIES

Notes to the consolidated financial statements

Foreign exchange gains and losses are included in the exchange rate difference line in the consolidated statement of profit or loss for the year.

(d)	Revenue recognition

Revenue is recognized to the extent that it is probable that the economic benefits will flow to the Company and the revenue can be reliably measured, regardless of when the payment is made. Revenue is measured at the fair value of the consideration received or receivable, taking into account contractually defined terms of payment and excluding taxes or duties. The following specific recognition criteria must also be met before revenue is recognized:

Passenger revenue

Passenger revenue is recognized when transportation is provided rather than when a ticket is sold. The amount of passenger ticket sales, not yet recognized as revenue, is reflected under “Air traffic liability” in the consolidated statement of financial position. The Company performs a monthly liability evaluation, and a provision is recognized for tickets that are expected not to be used or redeemed. A year after the sales is made, all unredeemed sales are transferred from “Air Traffic liability” and recognized as revenue, and the provision is reversed.

A significant portion of the Company’s ticket sales are processed through major credit card companies, resulting in accounts receivable that are generally short-term in duration and typically collected prior to when revenue is recognized. The Company believes that the credit risk associated with these receivables is minimal.

The Company is required to charge certain taxes and fees on its passenger tickets. These taxes and fees include transportation taxes, airport passenger facility charges, and arrival and departure taxes. These taxes and fees are legal assessments on the customer. Since the Company has a legal obligation to act as a collection agent with respect to these taxes and fees, we do not include such amounts in passenger revenue. The Company records a liability when these amounts are collected and derecognizes the liability when payments are made to the applicable government agency or operating carrier.

Cargo and mail revenue

Cargo and mail revenue is recognized when the Company provides and completes the shipping services as requested by the client and the risks on the merchandise and goods are transferred.

Other operating revenue

Other operating revenue is primarily comprised of commissions earned on tickets sold for flights on other airlines, special charges, charter flights, and other services provided to other airlines and are recognized when the transportation or service is provided.

Frequent flyer program

On July 1, 2015, the Company launched its frequent flyer program, whose objective is to reward customer loyalty through the earning of miles whenever the programs members make certain flights. The miles or points earned can be exchanged for flights on Copa or any of other Star Alliance partners’ airlines.

F-10	(Continued)

COPA HOLDINGS, S. A. AND SUBSIDIARIES

Notes to the consolidated financial statements

When a passenger elects to receive Copa’s frequent flyer miles in connection with a flight, the Company recognizes a portion of the tickets sale as revenue when the air transportation is provided and recognizes a deferred liability (Frequent flyer deferred revenue) for the portion of the ticket sale representing the value of the related miles as a multiple-deliverable revenue arrangement, in accordance with International Financial Reporting Interpretation Committee (IFRIC) 13: Customer loyalty programs. To determine the amount of revenue to be deferred, the Company estimates and allocates the fair value of the miles that were essentially sold along with the airfare, based on a weighted average ticket value, which incorporates the expected redemption of miles including factors such as redemption pattern, cabin class, loyalty status and geographic region.

Furthermore, the Company estimates miles earned by members which will not be redeemed for an award before they expire (breakage). A statistical model that estimates the percentages of points that will not be redeemed before expiration is used to estimate breakage. The breakage and the fair value of the miles are reviewed annually.

The Company calculates the short and long-term portion of the frequent flyer deferred revenue, using a model that includes estimates based on the members´ redemption rates projected by management due to clients’ behavior.

Currently, when a member of another carrier frequent flyer program redeems miles on a Copa Airlines or Copa Colombia flights, those carriers pay to the Company a per mile rate. The rates paid by them depend on the class of service, the flight length, and the availability of the reward.

In addition, the Company sells miles to non-airline businesses with which it has marketing agreements. The main contracts to sell miles are related to co-branded credit card relationships with major banks in the region. The Company determined the selling prices of miles according to a negotiated rate.

Prior to July 1, 2015, the Company participated in United Airlines (“United”) Mileage Plus frequent flyer program. Under the terms of the Company’s frequent flyer agreement with United, Mileage Plus members received Mileage Plus frequent flyer mileage credits for traveling on the Company’s flights. Copa paid United a per mile rate for each mileage credit granted by United at the time of Copa’s flight.

The amounts paid to United were recognized by the Company as a reduction to “Passenger revenue” in the consolidated statement of profit or loss. Upon payment the Company did not have any further obligation with respect to the mileage credits.

(e)	Cash and cash equivalents

Cash and cash equivalents in the statement of financial position, comprise cash on hand and in banks, money market accounts, and time deposits with original maturities of three months or less from the date of purchase.

For the purpose of the consolidated statement of cash flows, cash and cash equivalents consist of cash net of outstanding bank overdrafts, if any. The Company has elected to present the statement of cash flows using the indirect method.

F-11	(Continued)

COPA HOLDINGS, S. A. AND SUBSIDIARIES

Notes to the consolidated financial statements

(f)	Financial instruments

A financial instrument is any contract that gives rise to a financial asset of one entity and a financial liability or equity instrument of another entity.

Financial assets

The Company’s financial assets include cash and cash equivalents, short and long-term investments and accounts receivable.

(i)	Initial recognition and derecognition

Financial assets are classified, at initial recognition, as financial assets at fair value through profit or loss, receivables, held to maturity investments, or as derivatives designated as hedging instruments in an effective hedge, as appropriate. All financial assets are recognized initially at fair value plus directly attributable transaction costs, except in the case of financial assets at fair value through profit and loss.

A financial asset is derecognized when:

•	the rights to receive cash flows from the asset have expired, or

•	the Company has transferred its rights to receive cash flows from the asset or has assumed an obligation to pay the received cash flows in full without material delay to a third party under a “pass-through” arrangement, and either (a) the Company has transferred substantially all of the risks and rewards of the asset, or (b) the Company has neither transferred nor retained substantially all of the risks and rewards of the asset, but has transferred control of the asset.

When the Company has transferred its rights to receive cash flows from an asset or has entered into a pass-through arrangement, it evaluates if and to what extent it has retained the risks and rewards of ownership. When it has neither transferred nor retained substantially all of the risks and rewards of the asset nor transferred control of the asset, the asset is recognized to the extent of the Company’s continuing involvement in the asset. In that case, the Company also recognizes an associated liability. The transferred asset and the associated liability are measured on a basis that reflects the rights and obligations that the Company has retained.

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

COPA HOLDINGS, S. A. AND SUBSIDIARIES

Notes to the consolidated financial statements

Amortized cost is calculated by taking into account any discount or premium on acquisition and fees or costs that are an integral part of the EIR. The EIR amortization is included in finance income in the consolidated statement of profit or loss. Restricted cash and cash equivalents are classified within short-term and long-term investments and are held as collateral for letters of credit.

•	Receivables

Accounts receivable are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. These financial instruments, which generally have 30 days terms, are initially recognized and carried at the original invoice amount since recognition of interest under the amortized cost would be immaterial less a provision for impairment. Losses arising from impairment are recognized under “Other operating expenses” in the consolidated statement of profit or loss.

The Company records its best estimate of the provision for impairment of receivables, based on several factors, including varying customer classifications, agreed upon credit terms, and the aging of the individual debt.

When the Company considers that there are no realistic prospects of recovery of the asset, the relevant amounts are written off. If the amount of impairment loss subsequently decreases and the decrease can be related objectively to an event occurring after the impairment was recognized, then the previously recognized impairment loss is reversed through profit or loss.

The Company considers that there is evidence of impairment if any of the following indicators are present:

•	the debtor is in a state of permanent disability

•	the Company has exhausted all legal and/or administrative recourse

•	where the account exceeds one year without decreases

•	when there are not documents that establishing the debt.

(iii)	Offsetting of financial instruments

Financial assets and financial liabilities are offset and the net amount presented in the statement of financial position when, and only when, the Company has a legally enforceable right to set off the recognized amounts and it intends either to settle them on a net basis or to realize the asset and settle the liability simultaneously. The legally enforceable right must not be contingent on future events and must be enforceable in the ordinary course of business and in the event of default, insolvency or bankruptcy of the Company or the counterparty.

Non-derivative financial liabilities

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

Financial liabilities are derecognized when the obligation under the liability is discharged, cancelled, or expire. When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as a derecognition of the original liability and the recognition of a new liability, and the difference in the respective carrying amounts is recognized in the consolidated statement of profit or loss.

(ii)	Measurement

The measurement of financial liabilities depends on their classification as described below:

•	Debt

All borrowings and loans are initially recognized at fair value less any directly attributable transaction costs. Subsequent to initial recognition, these liabilities are measured at amortized cost using the effective interest rate (EIR) method. Gains and losses are recognized in the consolidated statement of profit or loss when the liabilities are derecognized as well as through the EIR amortization process.

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

Gains and losses are recognized in the consolidated statement of profit or loss when the liabilities are derecognized as well as through the amortization process.

Derivative financial instruments and hedging activities

Derivative instruments are initially recognized at fair value on the date on which a derivative contract is entered into and are subsequently remeasured at their fair value.

Derivatives are carried as financial assets when the fair value results in a right to the Company and as financial liabilities when the fair value results in an obligation. The accounting for changes in value depends on whether the derivative is designated as a hedging instrument, and if so, the classification of the hedge. The fair values of various derivative instruments used for hedging purposes are shown in note 28.7.

For hedge accounting purposes, hedges are classified into:

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

As of December 31, 2017 and 2016, the Company does not have financial instruments designated under hedge accounting.

(g)	Impairment

Impairment of financial assets

The Company assesses at the end of each reporting date whether there is objective evidence that a financial asset or group of financial assets is impaired. An impairment exists if one or more events that have occurred since the initial recognition of the asset (an incurred “loss event”) have an impact on the estimated future cash flows of the financial asset or group of financial assets that can be reliably estimated.

Evidence of impairment may include indicators that the debtors or the group of debtors are experiencing financial difficulty, default or delinquency in interest or principal payments, the probability that they will enter bankruptcy or other financial reorganization, and observable data indicating that there is a measurable decrease in the estimated future cash flows.

•	Impairment of financial assets carried at amortized cost

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

Expendable parts and supplies for flight equipment are carried at the lower of the average acquisition cost or replacement cost, and are expensed when used in operations. The replacement cost is the estimated purchase price in the ordinary course of business.

(i)	Passenger traffic commissions

Passenger traffic commissions are recognized as expense when transportation is provided and the related revenue is recognized. Passenger traffic commissions paid but not yet recognized as expense are included under “Prepaid expenses” in the accompanying consolidated statement of financial position.

F-16	(Continued)

COPA HOLDINGS, S. A. AND SUBSIDIARIES

Notes to the consolidated financial statements

(j)	Property and equipment

Property and equipment comprise mainly airframe, engines, and other related flight equipment. All property and equipment is stated at cost, net of accumulated depreciation and accumulated impairment losses, if any.

Major maintenance events, including major engine overhauls, are capitalized and depreciated over the period until the next major maintenance event. All other replacement spares and costs relating to maintenance of fleet assets are charged to the consolidated statement of profit or loss on consumption or as incurred. Depreciation is calculated on a straight-line basis over the estimated useful lives of the assets and considering the following values:

	Estimate useful	Residual
Property and equipment	life (years)	Value
Flight equipment -
Airframe and engines	27	15%
Aircraft components (rotable parts)	27	15%
Major maintenance events	1-8	—
Ramp and miscellaneous -
Ground equipment	10	—
Furniture, fixture, equipment and other	5-10	—
Leasehold improvements	Lesser of remaining lease term and estimated useful life of the leasehold improvement	—

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

The costs of major maintenance events for leased aircraft (including operating leases) are capitalized and depreciated over the shorter of the scheduled usage period to the next major inspection event or the remaining life of lease term (as appropriate).

The residual values, useful lives, and methods of depreciation of property and equipment are reviewed at each financial year-end and adjusted prospectively, if appropriate.

During 2017, as result of the annual review of the useful life, the Company concluded that aircraft components are now expected to remain in operations for 27 years from the purchase date.

During 2016, as result of the annual review of the useful life, the Company concluded that airframe and engines are now expected to remain in operations for 27 years from the purchase date. As consequence the expected useful life of the fleet decreased by 3 years (see note 13).

The land owned by the Company is recognized at cost less any accumulated impairment.

(k)	Leases

The determination of whether an arrangement is or contains a lease is based on the substance of the arrangement at the inception date. The arrangement is assessed for whether the fulfillment of the agreement is dependent on the use of a specific asset or assets or the arrangement conveys a right to use the asset, even if that right is not explicitly specified in the arrangement.

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

The leased assets are measured initially at an amount equal to the lower of their fair value and the present value of the minimum lease payments. Minimum lease payments made under finance leases are apportioned between the finance cost and the reduction of the outstanding liability.

The finance expense is allocated to each period during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability; these are recognized as finance costs in the consolidated statement of profit or loss.

F-18	(Continued)

COPA HOLDINGS, S. A. AND SUBSIDIARIES

Notes to the consolidated financial statements

Sale and leaseback transactions

The Company enters into transactions whereby aircraft are sold and subsequently leased back. The Company has not entered into sale and leaseback transactions that resulted in finance leases.

If a sale and leaseback transaction results in an operating lease, and it is clear that the transaction is established at fair value, any profit or loss is recognized immediately. If the sale price is below fair value any profit is recognized immediately. If the transaction is not at fair value, any resulting loss that is compensated for by future lease payments at below market rate is deferred and amortized over the lease term.

(l)	Intangible assets

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

The Company’s intangible assets and the policies applied are summarized as follows:

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

Computer software development costs recognized as assets are amortized on a straight-line basis over their estimated useful lives, which range between three and five years.

Licenses and software rights acquired by the Company have finite useful lives and are amortized on a straight-line basis over the term of the contract and the amortization is recognized in the consolidated statement of profit or loss.

(m)	Taxes

Income tax expense

Income tax expense comprises current and deferred tax. It is recognized in profit or loss except when related to the items recognized directly in equity or in other comprehensive income (“OCI”).

Current income tax

The Company pays taxes in the Republic of Panama and in other countries in which it operates, based on regulations in effect in each respective country.

Revenue arise principally from foreign operations, and according to the Panamanian Tax Code, these foreign operations are not subject to income tax in Panama.

The Panamanian tax code for the airline industry states that tax is based on net income earned for traffic with origin or final destination in the Republic of Panama. The applicable tax rate is currently 25.0%. Dividends from the Panamanian subsidiaries, are separately subject to a 10% withholding tax on the portion attributable to Panamanian sourced income and a 5% withholding tax on the portion attributable to foreign sourced income.

The Company is also subject to local tax regulations in each of the other jurisdictions where it operates, the great majority of which are related to income taxes.

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

Deferred tax

Deferred tax is calculated using the liability method on temporary differences between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes at the reporting date.

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

(n)	Borrowing costs

Borrowing costs directly attributable to the acquisition, construction, or production of any qualifying asset, that necessarily takes a substantial period of time to get ready for its intended use or sale, are capitalized as part of the cost of the asset during that period of time.

Other borrowing costs are expensed in the period in which they occur. Borrowing costs consist of interest and other costs that an entity incurs in connection with the borrowing of funds.

(o)	Provisions

Provisions for costs, including restitution, restructuring and legal claims and assessments are recognized when:

•	the Company has a present legal or constructive obligation as a result of past events;

•	it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation; and

•	the amount of obligation can be reliably estimated.

For certain operating leases, the Company is contractually obliged to return the aircraft in a defined condition. The Company accrues a provision for restitution costs related to aircraft held under operating leases throughout the duration of the lease.

Restitution costs are based on the net present value of the estimated costs of returning the aircraft and are recognized in the consolidated statement of profit or loss under “Maintenance, materials and repairs”. These costs are reviewed annually and adjusted as appropriate.

(p)	Employee benefits

Defined benefit plan

The Company sponsors a defined benefit plan, which requires contributions to be made to a separately administered fund.

The calculation of the defined benefit obligation is performed annually by a qualified actuary using the projected unit credit actuarial cost method (PUC).

Remeasurements of the net defined benefit liability, which comprise actuarial gains and losses, the return on plan assets and the effect of the asset ceiling (if any), are recognized immediately in other comprehensive income. The Company determines the net interest by applying the discount rate to the net defined benefit liability or asset. The Company recognizes the following changes in the net defined benefit obligation in the consolidated statement of profit or loss.

F-22	(Continued)

COPA HOLDINGS, S. A. AND SUBSIDIARIES

Notes to the consolidated financial statements

Share-based payments

Employees (including senior executives) of the Company receive compensation in the form of share-based payment transactions, whereby employees render services as consideration for equity instruments (equity-settled transactions).

The cost of equity-settled transactions is recognized, together with a corresponding increase in additional paid in capital in equity, over the period in which the performance and/or service conditions are fulfilled. The cumulative expense recognized for equity-settled transactions at each reporting date until the vesting date reflects the extent to which the vesting period has expired and the Company’s best estimate of the number of equity instruments that will ultimately vest. Expense or credit for a period represents the movement in cumulative expense recognized as of the beginning and end of that period and is recognized under “Salaries and benefits” expense in the consolidated statement of profit or loss (note 25).

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

Judgments

In the process of applying the Company’s accounting policies, management has made judgments, which have the most significant effect on the amounts recognized in the consolidated financial statements in the following area:

•	Leases

The Company enters into lease contracts on some of the aircraft it operates. The Company assesses, based on the terms and conditions of the arrangements, whether or not substantially all risks and rewards of ownership of the aircraft it leases have been transferred/retained by the lessor to determine the appropriate accounting classification of the contracts as an operating or finance leases.

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

COPA HOLDINGS, S. A. AND SUBSIDIARIES

Notes to the consolidated financial statements

The Company based its assumptions and estimates on parameters available when the consolidated financial statements were prepared. Existing circumstances and assumptions about future developments, however, may change due to market changes or circumstances arising beyond the Company’s control. Such changes are reflected in the assumptions when they occur.

•	Impairment of non-financial assets

Impairment exists when the carrying amount of an asset or CGU exceeds its recoverable amount, which is the higher of its fair value less costs to sell and its value in use. The fair value less costs to sell calculation is based on available data from binding sales transactions, conducted at arm’s length, for similar assets or observable market prices less incremental costs for disposing of the asset. The value in use calculation is based on a discounted cash flow model. The cash flows are derived from the budget for the next five years and do not include restructuring activities that the Company is not yet committed to or significant future investments that will enhance the asset’s performance of the CGU being tested. The recoverable amount is most sensitive to the discount rate used for the discounted cash flow model as well as the expected future cash-inflows and the growth rate used for extrapolation purposes (see note 16).

•	Property and equipment

The Company’s management has determined that the residual value of the airframe, engines, and components (rotable parts) owned is 15% of the cost of the asset, so the depreciation of flight equipment is made accordingly. Annually, management reviews the useful life and residual value of each of these assets (see note 13).

•	Provision for return condition

The Company records a maintenance provision to accrue for the cost that will be incurred in order to return certain aircraft to their lessor in the agreed-upon condition. The methodology applied to calculate the provision requires management to make assumptions, including the future maintenance costs, discount rate, related inflation rates and aircraft utilization.

Any difference in the actual maintenance cost incurred and the amount of the provision is recorded in maintenance expenses in the period. The effect of any changes in estimates, including those mentioned above, is also recognized in maintenance expenses for the period (see note 21).

•	Share-based payments

The Company measures the cost of equity-settled transactions with employees by reference to the fair value of the equity instruments at the date at which they are granted. Estimating fair value for share-based payment transactions requires determination of the most appropriate valuation model, which is dependent on the terms and conditions of the grant. This estimate also requires determination of the most appropriate inputs to the valuation model including the expected life of the share option, volatility, and dividend yield and making assumptions about them. The assumptions and models used for estimating fair value for share-based payment transactions are disclosed in note 25.

•	Revenue recognition – expired tickets

The Company recognizes estimated fare revenue for tickets that are expected to expire based on departure date (unused tickets), based on historical data and experience. Estimating the expected expiration rate requires management’s judgment, among other things, the historical data and experience is an indication of the future customer behavior.

F-24	(Continued)

COPA HOLDINGS, S. A. AND SUBSIDIARIES

Notes to the consolidated financial statements

•	Multiple deliverable revenue arrangements - Frequent flyer program

The Company recognizes a portion of the proceeds from the sale of tickets as frequent-flyer deferred revenue, reflecting the value of the related miles earned by the passenger in a multiple element revenue arrangement. Pursuant to IFRIC 13, the Company estimates the fair value of the miles sold along with the ticketed flight using a blended calculation of rates charged when miles are sold to other partners and the average value of a mile flown by a customer. Also, the Company estimates and reduces the liability for the value of miles earned but expected to expire unused, based on historical experience.

•	Taxes

The Company believes that tax positions taken are reasonable. However, in the event of an audit by the tax authorities, they may challenge the positions taken by the Company, resulting in additional taxes and interest liabilities.

The tax positions involve considerable judgment by management and are reviewed and adjusted to account for changes in circumstances, such as lapsing of applicable statutes of limitations, conclusion of tax audits, additional exposures based on identification of new issues, or court decisions affecting a particular tax issue. Actual results may differ from estimates (see note 22).

•	Fair value measurement

The Company measures financial instruments such as derivatives at fair value at the date of each statement of financial position. Fair values of financial instruments measured at amortized cost are disclosed in note 28.7.

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

The fair value measurement is based on the presumption that the transaction to sell the asset or transfer the liability takes place either:

•	in the principal market for the asset or liability, or

•	in the absence of a principal market, in the most advantageous market for the asset or liability.

The principal or the most advantageous market must be accessible to the Company.

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

All assets and liabilities for which fair value is measured or disclosed in the financial statements are categorized within the fair value hierarchy, described as follows, based on the lowest level input that is significant to the fair value measurement as a whole (see note 28.7 for further disclosures):

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

5.	Changes in disclosures

5.1	Adoption of new and amended standards and interpretations

The Company applied for the first time certain amendments to the standards, which are effective for annual periods beginning on or after January 1, 2017. The Company has not early adopted any standards, interpretations or amendments that have been issued but are not yet effective.

•	Amendments to IAS 7 Statement of cash flows: disclosure initiative

The amendments require entities to provide disclosure of changes in their liabilities arising from financing activities, including both changes arising from cash flows and non-cash changes (such as foreign exchange gains or losses). The Company has provided the information for the current period in note 18.

•	Other standards

The following amendments effective for annual periods beginning on or after January 1, 2017, had no impact on the company’s financial statements:

Annual Improvements Cycle - 2014-2016: IFRS 12 ’Disclosure of interests in other entities’ regarding clarification of the scope of the standard.

Amendments to IAS 12 Income Taxes: recognition of deferred tax assets for unrealized losses

5.2	Change in accounts classifications

Consolidated statement of financial position

As disclosed in the table below, certain retrospective corrections have been made to the December 31, 2016 consolidated statement of financial position to conform to the 2017 presentation. The movement between current and non-current liabilities corresponds to the classification to non-current liabilities of a portion of the provision for maintenance. This provision include the accrual of formal agreements with third parties for operational maintenance events, the Company has determined that a part of this provision is not going to be settled within 12 months after the reporting period.

Additionally, the Company is adjusting the presentation of the prepaid income tax, previously presented within taxes and interest payables.

F-26	(Continued)

COPA HOLDINGS, S. A. AND SUBSIDIARIES

Notes to the consolidated financial statements

The following table reconcile the changes in presentation in prior years for comparative effects on the consolidated statement of financial position:

	As previosly reported	Reclasification	2016 (Adjusted)
Current liabilities
Taxes and interest payable	$47,389	$21,094	$68,483
Accrued expenses payable	$80,116	$(35,754)	$44,362
Income tax payable	$22,495	$(21,094)	$1,401

Non-current liabilities
Other long-term liabilities	$72,694	$35,754	$108,448

Consolidated statement of profit or loss

The Company has historically presented its IFRS consolidated statement of profit or loss “by nature and function on a ‘mixed basis” as permitted by IAS 1. During February 2017, the Company introduced a new business, planning and financial consolidation accounting system, with the objective of improving and giving greater uniformity to the structure and presentation of the consolidated financial statements. While the Company continues to present its consolidated income statement “by nature and function on a ‘mixed basis”, a new chart of accounts was implemented resulting in the reclassification of certain lines in the consolidated financial statements, as well as certain new financial statement line items. In the accompanying consolidated statements, prior periods have been retrospectively reclassified giving effect to the new classifications. The Company does not believe these reclassifications significantly affect its previously reported financial statements, nor do they have any significant impact on previously reported Key Performance Indicators (KPIs) or debt covenant compliance. There was also no impact on the Company’s basic or diluted earnings per share and no impact on the total operating, investing or financing cash flows for the years ended December 31, 2016 and 2015.

F-27	(Continued)

COPA HOLDINGS, S. A. AND SUBSIDIARIES

Notes to the consolidated financial statements

The following tables discloses both previously reported and as adjusted amounts of the consolidated statements of profit or loss:

2016

(Adjusted)
Operating revenue
Passenger revenue	$2,155,167
Cargo and mail revenue	53,989
Other operating revenue	12,696

2,221,852
Operating expenses
Fuel	528,996
Wages, salaries, benefits and other employees’ expenses	370,190
Passenger servicing	86,329
Airport facilities and handling charges	159,771
Sales and distribution	193,984

Maintenance, materials and repairs	121,781
Depreciation and amortization	159,278
Flight operations	88,188
Aircraft rentals and other rentals	138,885

Cargo and courier expenses	6,099
Other Operating and administrative expenses	92,215

1,945,716

Operating profit	276,136
Non-operating income (expense)
Finance cost	(37,024)
Finance income	13,000
(Loss) Gain on foreign currency fluctuations	13,043
Net change in fair value of derivatives	111,642
Other non-operating expense	(3,982)

96,679

Profit (loss) before taxes	372,815
Income tax expense	(38,271)

Net profit (loss)	$334,544

2016
(Previously reported)
Operating revenue
Passenger revenue	$2,133,186
Cargo, mail and other	88,663

2,221,849
Operating expenses
Aircraft fuel	527,918
Salaries and benefits	293,044
Passenger servicing	259,524

Commissions	83,981
Reservations and sales	99,918
Maintenance, material and repairs	122,873
Depreciation, amortization and impairment	159,278
Flight operations	127,777
Aircraft rentals	120,841
Landing fees and other rentals	55,498

Other	94,584

1,945,236

Operating profit	276,613
Non-operating income (expense)
Finance cost	(37,024)
Finance income	13,000
Exchange rate difference, net	13,043
Mark to market derivative income (expense)	111,642
Other income	2,888
Other expense	(7,347)

96,202

Profit (loss) before taxes	372,815
Income tax expense	(38,271)

Net profit (loss)	$334,544

F-28	(Continued)

COPA HOLDINGS, S. A. AND SUBSIDIARIES

Notes to the consolidated financial statements

2015

(Adjusted)
Operating revenue
Passenger revenue	$2,185,465
Cargo and mail revenue	56,738
Other operating revenue	11,507

2,253,710
Operating expenses
Fuel	603,760
Wages, salaries, benefits and other employees’ expenses	373,631
Passenger servicing	84,327
Airport facilities and handling charges	148,078
Sales and distribution	188,961

Maintenance, materials and repairs	111,178
Depreciation and amortization	134,888
Flight operations	86,461
Aircraft rentals and other rentals	142,177

Cargo and courier expenses	6,471
Other Operating and administrative expenses	105,484

1,985,416

Operating profit	268,294
Non-operating income (expense)
Finance cost	(33,155)
Finance income	25,947
(Loss) Gain on foreign currency fluctuations	(440,097)
Net change in fair value of derivatives	(11,572)
Other non-operating expense	(1,632)

(460,509)

Profit (loss) before taxes	(192,215)
Income tax expense	(32,759)

Net profit (loss)	$(224,974)

2015
(Previously reported)
Operating revenue
Passenger revenue	$2,166,727
Cargo, mail and other	83,335

2,250,062
Operating expenses
Aircraft fuel	602,777
Salaries and benefits	289,512
Passenger servicing	258,302

Commissions	88,557
Reservations and sales	88,051
Maintenance, material and repairs	111,181
Depreciation, amortization and impairment	134,888
Flight operations	130,930
Aircraft rentals	122,217
Landing fees and other rentals	56,703

Other	100,856

1,983,974

Operating profit	266,088
Non-operating income (expense)
Finance cost	(33,155)
Finance income	25,947
Exchange rate difference, net	(440,097)
Mark to market derivative income (expense)	(11,572)
Other income	7,025
Other expense	(6,451)

(458,303)

Profit (loss) before taxes	(192,215)
Income tax expense	(32,759)

Net profit (loss)	$(224,974)

6.	New standards and interpretations not yet adopted

The standards and interpretations that are issued, but not yet effective, up to the date of issuance of the Company’s financial statements are disclosed below. The Company intends to adopt these standards, if applicable, when they become effective.

As part of the implementation of IFRS 9 Financial instruments, IFRS 15 Revenue from contracts with customers and IFRS 16 Leases, the Company has actively participated in a specialized airline industry accounting group, which is comprise of by various airline members, accounting firms and the staff of the International Air Transport Association (IATA). The objective of this group is to discuss the nature and volume of implementation questions to adopt uniform accounting policies about these new standards within the airline industry.

IFRS 15 Revenue from contracts with customers

The new standard provides a framework that replaces existing revenue recognition guidance in IFRS. Entities will apply a five-step model to determine when to recognize revenue, and at what amount.

F-29	(Continued)

COPA HOLDINGS, S. A. AND SUBSIDIARIES

Notes to the consolidated financial statements

During April 2016, the IASB issued an amendment to this standard, introducing some clarification and guidance to identifying performance obligations, accounting for licenses of intellectual property and the principal versus agent assessment.

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

The Company plans to adopt IFRS 15 in its consolidated financial statements for the annual period beginning on January 1, 2018, using the full retrospective approach. The comparative results included in the 2018 financial statements will be restated with an adjustment to the opening equity at December 31, 2016.

The Company´s decision to adopt retrospectively was the result of a number of factors considering the time, effort and cost involved in doing so when compared to the benefits to users of the consolidated financial statements.

The Company has carried out an evaluation and implementation process, culminating at the end of the 2017 period. The Company’s analysis has resulted in a number of impacts on its consolidated financial statements, due to changes mainly related to the revenue recognition of passenger services.

The following are the causes of the impacts related to the process of adoption of the new standard:

•	Ancillary services: considerations about these contracts are at what level and when revenues take place. This was evaluated under the performance obligations criteria, including services such as excess baggage fees, exchange fees, upgrades fees and other fees. The main change is the recognition of revenue from the sales date to the departure date, the moment when the performance obligations are fulfilled. Under the new standard these deliverables are considered a single performance obligation, which will not exist without the main performance obligation, the travel service that is fulfilled at departure date.

•	Loyalty program contract: considerations about loyalty point valuations, related to co-brand contracts. Multiple deliverable in this contract relate to points earn by the passenger and marketing related to the credit card with the financial entities were changed from a residual method to a method which allocates consideration based upon the relative selling price of the deliverables. The relative selling price of the deliverables is determined based upon the estimated standalone selling prices of each deliverable in the arrangement. Due to this assessment, the value applied to miles earned under the co-brand agreements will be adjusted, changing the amount of revenue recognized from the inceptions of these contracts.

•	Denied board compensation: considerations about whether this performance obligation should be recognized as an operational expense or be allocated against the revenue. This impact consist in the reclassification of this type of performance obligation from the operational expense to contra revenue.

F-30	(Continued)

COPA HOLDINGS, S. A. AND SUBSIDIARIES

Notes to the consolidated financial statements

•	Classification of revenue streams: certain revenues that are currently presented as passenger revenue will be reclassified to other revenue. We expect that these revenues will be reclassified between passenger revenue, other revenue and operational expenses after the adoption. This reclassification occurs due to the analysis and classification of each contract according to each associated performance obligations. Some of this concepts include charter flights, publicity and fees related to cobrand agreements.

The impact of the adoption of the new standard on the Company’s equity, as at January 1, 2018, is based on assessments undertaken to date and is summarized below. The actual impacts of adopting the standard, at January 1, 2018, may be subject to changes arising from further reasonable and supportable information being made available to the Company during 2018.

For the period 2017, the Company’s consolidated statement of financial position and the consolidated statement of profit or loss presents the following impacts due to the adoption of the new standard:

	2017	Transition impact	2017 under IFRS15
ASSETS
Current assets	$1,198,488		1,198,488
Non - current assets	3,054,443		3,054,443

Total assets	$4,252,931	—	4,252,931

LIABILITIES AND EQUITY
Current liabilities
Air traffic liability	$470,693	6,475	477,168
Frequent flyer deferred revenue	13,186	4,011	17,197
Income tax payable	3,700	(820)	2,880
Other current liabilities	570,813		570,813

	1,058,392	9,666	1,068,058
Non - current liabilities
Frequent flyer deferred revenue	33,115		33,115
Other non - current liabilities	1,049,929		1,049,929

	1,083,044	—	1,083,044

Total liabilities	2,141,436	9,666	2,151,102

Equity
Issued capital	28,496		28,496
Additional paid in capital	72,953		72,953
Treasury stock	(136,388)		(136,388)
Retained earnings	1,780,299	(4,524)	1,775,775
Net income	370,023	(5,142)	364,881
Accumulated other comprehensive loss	(3,888)		(3,888)

Total equity	2,111,495	(9,666)	2,101,829

Total liabilities and equity	$4,252,931	—	4,252,931

F-31	(Continued)

COPA HOLDINGS, S. A. AND SUBSIDIARIES

Notes to the consolidated financial statements

	2017	Transition impact	2017 under IFRS15
Operating revenue
Passenger revenue	$2,462,419	(18,442)	2,443,977
Cargo and mail revenue	55,290		55,290
Other operating revenue	9,847	12,672	22,519

	2,527,556	(5,770)	2,521,786
Operating expenses
Other operating expenses	1,887,082		1,887,082
Sales and distribution	200,413	(157)	200,256

	2,087,495	(157)	2,087,338

Operating profit	440,061	(5,613)	434,448
Non - operating income (expense)	(22,038)		(22,038)

	(22,038)	—	(22,038)

Profit (loss) before taxes	418,023	(5,613)	412,410
Income tax expense	(48,000)	471	(47,529)

Net profit (loss)	370,023	(5,142)	364,881

The main components of the adjustment, for the period, are as follows:

•	An increase of $6.4 million and $4.0 million in Air traffic liability and Frequent flyer deferred revenue, due to the change in the timing of revenue recognition related to exchange fee and other ancillary, from the sales date, to the departure date, and the change in the amount deferred for mileages credits due to sales from co-brand partner agreements resulting from the change from the residual method to the relative selling price method, respectively.

•	A decrease of $4.5 million in retained earnings due to the impacts of the 2016 period.

•	A decrease of $18.4 million in Passenger revenue by: $2.8 million due to the change in the timing of revenue recognition related to exchange fee and other ancillary, from the sales date, to the departure date; $15.4 million due to the reclassification between Passenger revenue and Other operating revenue of the revenue related to the sale and transfer of miles and cobrand agreements from our frequent flyer program, the sale of advertising space, and charter flights; and $0.2 million due the reclassification of denied board compensation from the Sales and distribution operating expenses to Passenger revenue.

•	An increase of $12.7 million in Other operating revenue by: a decrease of $2.7 million due to the change in the amount deferred for mileages credits due to sales from co-brand partner agreements resulting from the change from the residual method to the relative selling price method; and an increase of $15.4 million due to the reclassification between Passenger revenue and Other operating revenue of the revenue related to the sale and transfer of miles and cobrand agreements from our frequent flyer program, the sale of advertising space, and charter flights.

•	A decrease of $0.4 million in Income tax expense, and Income tax payable as a result of the transitions impacts.

F-32	(Continued)

COPA HOLDINGS, S. A. AND SUBSIDIARIES

Notes to the consolidated financial statements

For the period 2016, the Company’s consolidated statement of financial position and the consolidated statement of profit or loss presents the following impacts due to the adoption of the new standard:

	2016	Transition impact	2016 under IFRS15
ASSETS
Current assets	$1,069,391		1,069,391
Non - current assets	2,776,722		2,776,722

Total assets	$3,846,113	—	3,846,113

LIABILITIES AND EQUITY
Current liabilities
Air traffic liability	$396,237	3,559	399,796
Frequent flyer deferred revenue	9,044	1,314	10,358
Income tax payable	22,495	(349)	22,146
Other current liabilities	470,660		470,660

	898,436	4,524	902,960
Non - current liabilities
Frequent flyer deferred revenue	26,324		26,324
Other non - current liabilities	1,079,082		1,079,082

	1,105,406	—	1,105,406

Total liabilities	2,003,842	4,524	2,008,366

Equity
Issued capital	28,454		28,454
Additional paid in capital	64,986		64,986
Treasury stock	(136,388)		(136,388)
Retained earnings	1,552,547	(2,354)	1,550,193
Net income	334,544	(2,170)	332,374
Accumulated other comprehensive loss	(1,872)		(1,872)

Total equity	1,842,271	(4,524)	1,837,747

Total liabilities and equity	$3,846,113	—	3,846,113

F-33	(Continued)

COPA HOLDINGS, S. A. AND SUBSIDIARIES

Notes to the consolidated financial statements

	2016	Transition impact	2016 under IFRS15
Operating revenue
Passenger revenue	$2,155,167	(6,666)	2,148,501
Cargo and mail revenue	53,989		53,989
Other operating revenue	12,696	4,000	16,696

	2,221,852	(2,666)	2,219,186
Operating expenses
Other operating expenses	1,751,732		1,751,732
Sales and distribution	193,984	(147)	193,837

	1,945,716	(147)	1,945,569

Operating profit	276,136	(2,519)	273,617
Non - operating income (expense)	96,679		96,679

	96,679	—	96,679

Profit (loss) before taxes	372,815	(2,519)	370,296
Income tax expense	(38,271)	349	(37,922)

Net profit (loss)	334,544	(2,170)	332,374

The main components of the adjustment, for the period 2016, are as follows:

•	An increase of $3.6 million, and $1.3 million in Air traffic liability and Frequent flyer deferred revenue, due to the change in the timing of revenue recognition related to exchange fee and other ancillary, from the sales date, to the departure date, and the change in the amount deferred for mileages credits due to sales from co-brand partner agreements resulting from the change from the residual method to the relative selling price method product, respectively.

•	A decrease of $2.4 million in retained earnings by: $2.2 million due to the change in the timing of revenue recognition related to exchange fee and other ancillary, from the sales date, to the departure date; and $0.2 million due to the change in the amount deferred for mileages credits due to sales from co-brand partner agreements resulting from the change from the residual method to the relative selling price method. This effect is the product of the impact of the 2015 period.

•	A decrease of $6.7 million in Passenger revenue by: $1.4 million due to the change in the timing of revenue recognition related to exchange fee and other ancillary, from the sales date, to the departure date; $5.1 million due to the reclassification between Passenger revenue and Other operating revenue of the revenue related to the sale and transfer of miles and cobrand agreements from our frequent flyer program, the sale of advertising space, and charter flights; and $0.2 million due the reclassification of denied board compensation from the Sales and distribution operating expenses to Passenger revenue.

•	An increase of $4.0 million in Other operating revenue by: an increase of $5.1 million due to the reclassification between Passenger revenue and Other operating revenue of the revenue related to the sale and transfer of miles and cobrand agreements from our frequent flyer program, the sale of advertising space, and charter flights; and a decrease of $1.1 million due to the change in the amount deferred for mileages credits due to sales from co-brand partner agreements resulting from the change from the residual method to the relative selling price method.

F-34	(Continued)

COPA HOLDINGS, S. A. AND SUBSIDIARIES

Notes to the consolidated financial statements

•	A decrease of $0.3 million in Income tax expense, and Income tax payable as a result of the transitions impacts.

The presentation and disclosure requirements in IFRS 15 are more detailed than under current IFRS.

IFRS 9 Financial Instruments

The new standard includes revised guidance on the classification and measurement of financial assets, including impairment, and supplements the new hedge accounting principles published in 2013. IFRS 9 contains three main classification categories for financial assets measured at: amortized cost, fair value through other comprehensive income (FVOCI), and fair value through profit or loss (FVTPL). Otherwise, the new standard retains almost all of the existing requirements for financial liabilities in IAS 39 Financial Instruments: Recognition and Measurement.

The Company plans to adopt the new standard on the required effective date and will not restate comparative information. The Company will take advantage of the exemption allowing it not to restate comparative information for prior periods with respect to classification and measurement (including impairment) changes.

During 2017, the Company has performed an assessment of all three aspects of IFRS 9: classification and measurement, impairment and hedge accounting. This assessment is based on currently available information and may be subject to changes arising from further reasonable and supportable information being made available to the Company during 2018, when the Company will adopt this standard.

•	Classification and measurement

The Company does not expect a significant impact on its consolidated statement of financial position on applying the classification and measurement requirements of IFRS 9, trade receivables and investments are held to collect contractual cash flows and are expected to give rise to cash flows representing solely payments of principal and interest. The Company analyzed the contractual cash flow characteristics of those instruments and concluded that they meet the criteria for amortized cost measurement under IFRS 9 therefore; reclassification for these instruments is not required.

There will be no impact on the Company’s accounting for financial liabilities, as the new requirements only affect the accounting for financial liabilities that are designated at fair value through profit or loss and the Company as of December 31, 2017 does not have any such liabilities.

•	Impairment

The new impairment model requires the recognition of impairment provisions based on expected credit losses (ECL) rather than only incurred credit losses as is the case under IAS 39. The Company will apply the simplified approach and record lifetime expected losses on all trade receivables. The Company does not expect a material increase in the provision for impairment of accounts receivable due the application this method.

•	Hedge accounting

As of December 31, 2017, the Company does not have financial instruments designated under hedge accounting.

F-35	(Continued)

COPA HOLDINGS, S. A. AND SUBSIDIARIES

Notes to the consolidated financial statements

•	Other

The new standard also introduces expanded disclosure requirements and changes in presentation. These are expected to change the nature and extent of the Company’s disclosures about its financial instruments particularly in the year of the adoption of the new standard.

Amendments to IFRS 9 Financial instruments

This amendment was issue in October, 2017 and confirm when a financial liability measured at amortized cost is modified without this resulting in de-recognition, a gain or loss should be recognized immediately in profit or loss.

The gain or loss is calculated as the difference between the original contractual cash flows and the modified cash flows discounted at the original effective interest rate. This means that the difference cannot be spread over the remaining life of the instrument which may be a change in practice from IAS 39.

The Amendment is mandatory for annual reporting periods beginning on or after January 1, 2019, with earlier application permitted. The Amendment is required to be applied retrospectively.

The Amendment provides specific transition provisions if it is only applied in 2019 rather than in 2018 with the remainder of IFRS 9:

•	The Company must revoke its application of the fair value option if, as a result of the Amendment, an accounting mismatch no longer exists, and may newly designate a financial asset or liability to be measured at fair value though profit or loss if a new accounting mismatch is created.

•	Restatement of prior periods is not required and is only permitted if such restatement is possible without the use of hindsight.

•	Additional disclosures must be made to describe the effect of applying the Amendment and any changes to the use of the fair value option.

During 2018, the Company will assess the impact on its consolidated financial statements resulting from the application of this amendment.

IFRS 16 Leases

This standard was issued in January 2016 and sets out the principles for the recognition, measurement, presentation and disclosure of leases for both parties to a contract, i.e. the customer (‘lessee’) and the supplier (‘lessor’). IFRS 16 eliminates the classification of leases as either operating leases or finance leases for a lessee. Instead all leases are treated in a similar way to finance leases under IAS 17 Leases.

The lessee is required to recognize the present values of future lease payments and showing them either as lease assets (right-of-use assets “ROU”) or together with property, plant and equipment, and also recognizing a financial liability representing its obligation to make future lease payments. Lessees will be required to separately recognise the interest expense on the lease liability and the depreciation expense on the ROU. IFRS 16 does not require a company to recognize assets and liabilities for (a) short-term leases (i.e. leases of 12 months or less), and (b) leases of low-value assets.

As a lessee, the Company can either apply the standard using a:

•	retrospective approach; or

•	modified retrospective approach with optional practical expedients.

F-36	(Continued)

COPA HOLDINGS, S. A. AND SUBSIDIARIES

Notes to the consolidated financial statements

As a lessor, the Company´s accounting under IFRS 16 is substantially unchanged from today’s accounting under IAS 17.

The new standard is effective for annual periods beginning on or after January 1, 2019, early adoption is permitted for entities that apply IFRS 15. The Company is evaluating some implementation topics, including, but not limited to:

•	assessment of the maintenance obligation as part of the ROU of the leased aircraft

•	assessment of the lease term

•	contracts in the airports, hub and non-hub, about if there is genuine right of substitution of the airport

•	determination of the discount rate in the calculation of ROU.

The Company is assessing the potential impact on its consolidated financial statements but has not yet completed its detailed assessment. The actual impact of applying IFRS 16 on its initial application will depend of future economic conditions, including the Company’s borrowing rate at January 1, 2019, the composition of the Company’s lease portfolio at that date, the latest assessment about the exercise of renewal options, among others.

The most significant impact identified is that the Company will recognize new assets and liabilities for its aircraft under operating leases. As of December 31, 2017, the Company’s future minimum lease payments under non-cancellable aircraft operating leases amount to $400.8 million on an undiscounted basis (see note 14). No significant impact is expected for the Company’s finance leases.

In the case of operating leases of facilities as real estate, airport and terminals, sales offices, and general offices, the Company is assessing which of these contracts meet the definition of a lease within the scope of IFRS 16.

In 2018, the Company will continue to assess the potential effect of IFRS 16 on its consolidated financial statements and covenant compliance, and expects to disclose quantitative information before adoption. The Company intends to apply the retrospective transition approach and will restate comparative amounts for the year prior to first adoption.

IFRIC 23 Uncertainty over income tax treatments

This IFRIC was issue in June, 2017 and clarifies how the recognition and measurement requirements of IAS 12 Income taxes, are applied where there is uncertainty over income tax treatments.

The IFRIC had clarified previously that IAS 12, not IAS 37 ‘Provisions, contingent liabilities and contingent assets’, applies to accounting for uncertain income tax treatments. IFRIC 23 explains how to recognize and measure deferred and current income tax assets and liabilities where there is uncertainty over a tax treatment.

An uncertain tax treatment is any tax treatment applied by an entity where there is uncertainty over whether that treatment will be accepted by the tax authority. For example, a decision to claim a deduction for a specific expense or not to include a specific item of income in a tax return is an uncertain tax treatment if its acceptability is uncertain under tax law. IFRIC 23 applies to all aspects of income tax accounting where there is an uncertainty regarding the treatment of an item, including taxable profit or loss, the tax bases of assets and liabilities, tax losses and credits and tax rates.

F-37	(Continued)

COPA HOLDINGS, S. A. AND SUBSIDIARIES

Notes to the consolidated financial statements

The Interpretation is applicable for annual reporting periods beginning on or after January 1, 2019; it provides a choice of two transition approaches:

•	full retrospective using IAS 8, only if the application is possible without the use of hindsight; or

•	modified retrospective with the cumulative effect of the initial application recognized as an adjustment to equity on the date of initial application. In this approach, comparative information is not restated.

During 2018, the Company will continue to assess the possible impact, if any, on its consolidated financial statements resulting from the application of this amendment.

Amendments to IFRS 2 Share-based payments

This amendment address three main areas: the effects of vesting conditions on the measurement of a cash-settled share-based payment transaction; the classification of a share-based payment transaction with net settlement features for withholding tax obligations; and accounting where a modification to the terms and conditions of a share-based payment transaction changes its classification from cash settled to equity settled.

The amendment is effective for annual periods beginning on or after January 1, 2018. Based on the actual share-based payment plans, the Company does not expect any impact.

Amendments to IFRS 4 Insurance contracts

The amended standard will give all companies that issue insurance contracts the option to recognize in other comprehensive income, rather than in profit or loss, the volatility that could arise when IFRS 9 is applied before the new insurance contracts standard is issued; and give companies whose activities are predominantly connected with insurance an optional temporary exemption from applying IFRS 9 until 2021. The entities that defer the application of IFRS 9 will continue to apply the existing standard IAS 39.

The amendment is effective for annual periods beginning on or after January 1, 2018, and will not be relevant to the Company.

Amendment to IAS 40 Investment property

These amendments clarify when an entity should transfer property into, or out of investment property. The amendments state that a change in use occurs when the property meets, or ceases to meet, the definition of investment property and there is evidence of the change in use. A mere change in management’s intentions for the use of a property does not provide evidence of a change in use.

The amendment is effective for annual periods beginning on or after January 1, 2018, and is not expected to be relevant to the Company, since does not have any investment property.

Annual Improvements Cycle 2014–2016

These amendments impact two standards:

•	IFRS 1,’ First-time adoption of IFRS’, regarding the deletion of short-term exemptions for first-time adopters regarding IFRS 7, IAS 19, and IFRS 10 effective January, 1 2018.

•	IAS 28,’Investments in associates and joint ventures’ regarding measuring an associate or joint venture at fair value effective January, 1 2018.

The amendments are not expected to be relevant to the Company.

F-38	(Continued)

COPA HOLDINGS, S. A. AND SUBSIDIARIES

Notes to the consolidated financial statements

Amendment to IAS 28 - Investments in Associates and Joint Ventures

This Amendment was issue in October, 2017 and clarify that companies account for long-term interests in an associate or joint venture to which the equity method is not applied using IFRS 9.

The Amendment is mandatory for annual reporting periods beginning on or after January 1, 2019, and is not expected to be relevant to the Company.

IFRS 17 Insurance Contracts

In May 2017, the IASB issued IFRS 17 Insurance Contracts (IFRS 17), a comprehensive new accounting standard for insurance contracts covering recognition and measurement, presentation and disclosure. Once effective, IFRS 17 will replace IFRS 4 Insurance Contracts (IFRS 4) that was issued in 2005. IFRS 17 applies to all types of insurance contracts (i.e., life, non-life, direct insurance and reinsurance), regardless of the type of entities that issue them, as well as to certain guarantees and financial instruments with discretionary participation features.

IFRS 17 is effective for reporting periods beginning on or after January 1, 2021 with comparative figures required. Early application is permitted; provided the entity also applies IFRS 9 and IFRS 15 on or before the date it first applies IFRS 17. This standard is not applicable to the Company.

IFRIC 22 Foreign currency transactions and advance consideration

This IFRIC addresses foreign currency transactions or parts of transactions where there is a consideration that is denominated or priced in a foreign currency. The interpretation provides guidance for when a single payment/receipt is made as well as for situations where multiple payments/receipts are made. The guidance aims to reduce diversity in practice.

The amendment is effective for annual periods beginning on or after January 1, 2018, since the Company’s current practice is in line with the Interpretation, the Company does not expect any effect on its consolidated financial statements.

7.	Segment reporting

The Company’s business activities are conducted as one operating segment – Air transportation, the reporting results of which are regularly reviewed by management for purposes of analyzing its performance and making decisions about resource allocations. Information concerning operating revenue by geographic area for the period ended December 31 is as follows (in millions):

	2017	2016	2015
North America	$610.0	$638.9	$559.6
Panama	413.5	371.6	374.2
Central America and the Caribbean	275.3	273.6	289.0
Brazil	363.7	245.4	290.6
Colombia	197.9	146.1	174.2
Others South America	667.2	546.2	566.1

	$2,527.6	$2,221.8	$2,253.7

F-39	(Continued)

COPA HOLDINGS, S. A. AND SUBSIDIARIES

Notes to the consolidated financial statements

The Company attributes revenue to the geographic areas based on point of sales. Our tangible assets and capital expenditures consist primarily of flight and related ground support equipment, which is mobile across geographic markets and, therefore, has not been allocated.

8.	Cash and cash equivalents

	2017	2016
Checking and saving accounts	$145,283	$173,943
Time deposits of no more than ninety days	30,000	57,500
Overnight deposits	63,157	99,933
Cash on hand	352	311

	$238,792	$331,687

As of December 31, 2017 and 2016, the Company’s cash and cash equivalents are free of restriction or charges that could limit its availability.

Time deposits earned interest based on rates determined by the banks in which the instruments are held, ranging between 1.49% and 1.58% for U.S. dollars investments until December 2017 (2016: between 0.42% and 1.00%).

9.	Investments

	2017	2016
Short-term
Time deposits between 90 and 365 days	$705,108	$483,002

	$705,108	$483,002

Long-term
Time deposits of more than 365 days	$65,953	$953

	$65,953	$953

Time deposits earned interest based on rates determined by the banks in which the instruments are held. The use of the time deposits depends on the cash requirements of the Company and bear interest at rates ranging between 1.37% and 3.75% for investments denominated in U.S. dollars (2016: between 1.00% and 3.75%).

During 2017, the Company acquired time deposits denominated in U.S. dollars with a contractual maturity of more than 365 days and bear interest at rates ranging between 3.20% and 3.75%.

F-40	(Continued)

COPA HOLDINGS, S. A. AND SUBSIDIARIES

Notes to the consolidated financial statements

10.	Accounts receivable

	2017	2016
Credit cards	$64,420	$65,052
Travel agencies and airlines clearing house	36,640	36,318
Cargo, mail and other travel agencies	6,798	9,278
Trade receivables due from related parties	318	499
Government	6,216	1,957
Other	7,366	6,735

	121,758	119,839
Provision for impairment	(3,673)	(3,739)

	$118,085	$116,100

Current	115,641	114,143
Non-current	2,444	1,957

	$118,085	$116,100

See detail of trade receivables due from related parties in note 23.

As of December 31, 2017, the Company maintained a non-current account receivable with a government institution in the amount of $2.4 million (2016: $1.9 million).

The maturity of the portfolio at each year-end is as follows:

	2017	2016
Neither past due nor impaired	$115,685	$110,524
Past due 1 to 30 days	1,286	711
Past due 31 to 60 days	617	914
More than 60 days	497	3,951

	118,085	116,100
Impaired	3,673	3,739

Total accounts receivable	$121,758	$119,839

Neither past due nor impaired accounts receivable are those that do not show delays in their payments, according to the payment date agreed with the customer.

Movements in the provision for impairment of receivables are as follows:

	2017	2016	2015
Balance at beginning of year	$(3,739)	$(2,997)	$(3,691)
(Additions) reversals	(879)	(1,511)	71
Write-offs	945	769	623

Balance at end of year	$(3,673)	$(3,739)	$(2,997)

F-41	(Continued)

COPA HOLDINGS, S. A. AND SUBSIDIARIES

Notes to the consolidated financial statements

11.	Expendable parts and supplies

	2017	2016
Material for repair and maintenance	$79,424	$71,876
Other inventories	3,058	3,101

	82,482	74,977
Allowance for obsolescence	(657)	(475)

	$81,825	$74,502

Expendable parts and supplies recognized as an expense in the accompanying consolidated statement of profit or loss under “Maintenance, materials and repairs” amount to $ 28.1 million, $24.7 million and $27.2 million, for the years ended December 31, 2017, 2016 and 2015, respectively.

12.	Prepaid expenses

	2017	2016
Prepaid taxes	$38,672	$39,153
Prepaid commissions	5,297	4,649
Prepaid rent	7,479	6,707
Prepaid insurance	207	772
Prepaid other	19,896	33,524

	$71,551	$84,805

Current	45,421	58,407
Non-current	26,130	26,398

	$71,551	$84,805

Prepaid taxes include $12.5 million of tax advance of VAT and withholdings taxes (2016: $12.7 million). The non-current portion of prepaid expenses corresponds to $12.9 million (2016: $14.8 million) of advance payments of taxes which are credited to future payments from tax dividends in Panama and $13.2 million in tax credits (2016: $11.5 million).

“Prepaid other” mainly includes operating expenses related to management of fuel and maintenance services. As of December 31, 2017, “Prepaid other” includes $4.0 million (2016: $20.0 million) paid in advance to GE Engines Services, LLC, for the purpose of future maintenance services related to aircraft engines.

F-42	(Continued)

COPA HOLDINGS, S. A. AND SUBSIDIARIES

Notes to the consolidated financial statements

13.	Property and equipment

	Land	Flight equipment	Purchase deposits for flight equipment	Ramp and miscellaneous	Furniture, fixtures, equipment a and other	Leasehold improvements	Construction in progress	Total
Cost -
Balance at January 1, 2015	$6,301	$2,707,019	$321,175	$39,740	$25,308	$28,580	$7,716	$3,135,839
Transfer of pre-delivery payments	—	161,169	(161,169)	—	—	—	—	—
Additions	—	178,582	83,064	2,827	2,269	3,190	9,751	279,683
Disposals	—	(16,773)	—	(25)	(864)	(881)	(2,343)	(20,886)
Reclassifications	—	364	—	495	(766)	4,977	(5,070)	—

Balance at December 31, 2015	$6,301	$3,030,361	$243,070	$43,037	$25,947	$35,866	$10,054	$3,394,636
Transfer of pre-delivery payments	—	27,585	(27,585)	—	—	—	—	—
Additions	—	94,348	34,680	3,026	1,878	73	7,435	141,440
Disposals	—	(36,812)	—	(604)	(1,226)	(98)	—	(38,740)
Adjustments	—	100	—	—	2,363	—	—	2,463
Reclassifications	—	(340)	—	(289)	645	9,140	(10,896)	(1,740)

Balance at December 31, 2016	$6,301	$3,115,242	$250,165	$45,170	$29,607	$44,981	$6,593	$3,498,059
Transfer of pre-delivery payments	—	28,674	(28,674)	—	—	—	—	—
Additions	—	158,557	192,196	1,461	3,392	1,614	5,246	362466
Disposals	—	(54,114)	(54)	(228)	(711)	—	—	(55,107)
Reclassifications	—	3,870	—	1,950	(4,764)	3448	(6,061)	(1,557)

Balance at December 31, 2017	$6,301	$3,252,229	$413,633	$48,353	$27,524	$50,043	$5,778	$3,803,861
Accumulated depreciation -
Balance at January 1, 2015	$—	$(567,341)	$—	$(26,560)	$(18,197)	$(18,405)	$—	$(630,503)
Depreciation for the year	—	(117,385)	—	(3,214)	(2,774)	(4,229)	—	(127,602)
Disposals	—	13,341	—	23	581	177	—	14,122
Reclassifications	—	(39)	—	1,202	(1,501)	338	—	—

Balance at December 31, 2015	$—	$(671,424)	$—	$(28,549)	$(21,891)	$(22,119)	$—	$(743,983)
Depreciation for the year	—	(132,802)	—	(3,724)	(2,284)	(4,246)	—	(143,056)
Disposals	—	13,587	—	524	1,220	12	—	15,343
Adjustments	—	(14)	—	—	(2,667)	—	—	(2,681)
Reclassifications	—	(99)	—	(116)	41	174	—	—

Balance at December 31, 2016	$—	$(790,752)	$—	$(31,865)	$(25,581)	$(26,179)	$—	$(874,377)
Depreciation for the year	—	(145,209)	—	(3,811)	(2,192)	(4,505)	—	(155,717)
Disposals	—	51,233	—	200	704	—	—	52,137
Reclassifications	—	(1,335)	—	(1,540)	4,110	(1,235)	—	—

Balance at December 31, 2017	$—	$(886,063)	$—	$(37,016)	$(22,959)	$(31,919)	$—	$(977,957)
Carrying amounts -
At December 31, 2015	$6,301	$2,358,937	$243,070	$14,488	$4,056	$13,747	$10,054	$2,650,653

At December 31, 2016	$6,301	$2,324,490	$250,165	$13,305	$4,026	$18,802	$6,593	$2,623,682

At December 31, 2017	$6,301	$2,366,166	$413,633	$11,337	$4,565	$18,124	$5,778	$2,825,904

F-43	(Continued)

COPA HOLDINGS, S. A. AND SUBSIDIARIES

Notes to the consolidated financial statements

Flight equipment comprises aircraft, engines, aircraft components and, major maintenance.

The amount of $192.2 million corresponds to the advance payments on aircraft purchase contracts during 2017 (2016: $34.7 million), which include $1.8 million of borrowing costs capitalized during the year ended December 31, 2017 (2016 and 2015: Nil). The rate used to determine the amount of borrowing costs eligible for capitalization was 2.14%, which is the interest rate of the specific borrowing (see note 18). As of December 31, 2017, the carrying amount of the asset acquired under finance leases is $535.5 million (2016: $463.4 million).

Aircraft with a carrying value of $1.7 billion are pledged as collateral for the obligation of the special purpose entities as of December 31, 2017 and 2016.

As of December 31, 2017 and 2016, construction in progress mainly comprises remodeling projects for airport facilities and offices, and the construction of the new hangar.

During 2016, as a result of the annual review of the useful life, the Company concluded that airframe and engines are now expected to remain in operation for 27 years from the purchase date. As consequence the expected useful life of the fleet decreased by 3 years. The effects of these changes on actual and expected depreciation expense of the current fleet, included in the operational expenses in the consolidated statement of profit or loss, amounts to $11.8 million per year.

14.	Leases

Finance leases

The Company entered into finance leases of aircraft through Japanese Operating Leases with Call Option (JOLCO) arrangements. These arrangements establish semi-annual payments of obligations, and have a minimum lease term of 10 years, with a purchase option at the end of the lease.

As of December 31, 2017, the scheduled future minimum lease payments required under finance leases are as follows:

	Future minimum lease payments	Interest	Present value of minimum lease payments
Up to one year	$46,274	$16,180	$45,416
One to five years	186,344	54,830	169,383
Over five years	388,005	26,924	310,388

Total minimum lease payments	$620,623	$97,934	$525,187

As of December 31, 2016, the scheduled future minimum lease payments required under finance leases are as follows:

	Future minimum lease payments	Interest	Present value of minimum lease payments
Up to one year	$39,016	$14,524	$38,407
One to five years	152,880	48,979	139,322
Over five years	366,131	32,727	288,638

Total minimum lease payments	$558,027	$96,230	$466,367

F-44	(Continued)

COPA HOLDINGS, S. A. AND SUBSIDIARIES

Notes to the consolidated financial statements

Assets acquired under finance leases are classified under property and equipment, and the finance leases are classified as long-term debt (see note 18).

During the years ended 2017 and 2016, the Company’s non-cash investing and financing transactions include the acquisition of new aircraft that are financed using a JOLCO structure in the amounts of $89.0 million and $46.0 million, respectively.

Operating leases

As of December 31, 2017, the scheduled future minimum lease payments required under aircraft and non-aircraft operating leases that have initial non-cancellable lease terms in excess of one year are as follows:

	Aircraft	Others
Up to one year	$111,568	$14,988
One to five years	270,310	74,943
More than five years	18,957	17,509

Total minimum lease payments	$400,835	$107,440

Total lease expense amount to $134.5 million for the year ended December, 31 2017 (2016: $138.8 million and 2015: $142.2 million) included under “Aircraft rentals and other rentals” in the accompanying consolidated statement of profit or loss.

The Company leases some of the aircraft it operates under long-term lease agreements with an average duration of 10 years. Aircraft under operating leases may be renewed in accordance with management’s business plan.

Other leased assets include real estate, airport and terminal facilities, sales offices, maintenance facilities, and general offices. Most lease agreements include renewal options; a few have escalation clauses, but no purchase options.

Because the lease renewals are not considered to be reasonably assured, the lease payments that would be due during the renewal periods are not included in the determination of lease expenses until the leases are renewed. Leasehold improvements are amortized over the contractually committed lease term, which does not include the renewal periods.

Since 2015, the Company is the lessor of two aircraft, as part of the strategy of fleet management, in order to optimize the use of aircraft in relation to the routes scheduled for that year. Each lease is scheduled to expire in 2020. The carrying amount of the two aircraft under operating leases is up to $37.0 million (2015: $41.6 million).

Total lease income amounts to $3.5 million for the year ended December 31, 2017 (2016: $3.5 million and 2015: $1.9 million), included under “Other operating revenue” in the accompanying consolidated statement of profit or loss.

As of December 31, 2017, future minimum lease receivables under non-cancellable leases are as follows:

	2017	2016
Up to one year	$3,480	$3,480
One to five years	5,075	8,555

Total minimum lease rental payments	$8,555	$12,035

F-45	(Continued)

COPA HOLDINGS, S. A. AND SUBSIDIARIES

Notes to the consolidated financial statements

15.	Net pension assets

	2017	2016
Pension assets	$23,794	$25,946

Post-employment benefits	(19,997)	(16,498)
Other employee benefits	(612)	(622)

Total employee benefits liability	$(20,609)	$(17,120)

Net pension asset	$3,185	$8,826

In accordance with Panamanian law, the Company contributes to the following defined benefit plans:

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

The following table summarizes the components of net benefit expense included under “Wages, salaries, benefits and other employees ‘expenses” in the accompanying consolidated statement of profit or loss:

	Defined benefit obligation	Fair value of assets	Defined benefit assets (liability)
Year ended December 31,2017
Current service cost	(1,767)	—	(1,767)
Interest cost on net benefit obligation	(568)	778	210

Net benefit expense	$(2,335)	$778	$(1,557)

	Defined benefit obligation	Fair value of assets	Defined benefit assets (liability)
Year ended December 31,2016
Current service cost	(1,724)	—	(1,724)
Interest cost on net benefit obligation	(516)	689	173

Net benefit expense	$(2,240)	$689	$(1,551)

	Defined benefit obligation	Fair value of assets	Defined benefit assets (liability)
Year ended December 31,2015
Current service cost	(1,638)	—	(1,638)
Interest cost on net benefit obligation	(422)	532	110

Net benefit expense	$(2,060)	$532	$(1,528)

F-46	(Continued)

COPA HOLDINGS, S. A. AND SUBSIDIARIES

Notes to the consolidated financial statements

The following table shows reconciliation from the opening balance to the closing balances for net pension asset and its components:

	Defined benefit obligation	Fair value of assets	Other employee benefits liability	Defined benefit assets (liability)
At January 1, 2015	$(12,778)	$18,559	$(3,259)	$2,522
Current service cost	(1,638)	—	—	(1,638)
Interest cost	(422)	532	—	110
Return on plan assets greater (less)		—		—
than discount rate	—	701		701
Experience (gain) loss	(809)	—	—	(809)
Invesment return	—	105	—	105
Gross benefits paid	—	(599)	—	(599)
Assumption changes	222	—	—	222
Employer contributions	—	3,749	—	3,749
Benefits paid	957	(774)	—	183
Adjustments	—	—	1,504	1,504

At December 31, 2015	$(14,468)	$22,273	$(1,755)	$6,050
Current service cost	(1,724)	—	—	(1,724)
Interest (cost) income	(516)	689	—	173
Return on plan assets greater (less) than discount rate	—	518		518
Experience gain (loss)	(1,052)	—	—	(1,052)
Invesment return	—	27	—	27
Gross benefits paid	—	(513)	—	(513)
Assumption changes	(67)	—	—	(67)
Employer contributions	—	3,970	—	3,970
Benefits paid	1,329	(1,018)	(75)	236
Adjustments	—	—	1,208	1,208

As of December 31, 2016	$(16,498)	$25,946	$(622)	$8,826
Current service cost	(1,767)	—	—	(1,767)
Interest (cost) income	(568)	778	—	210
than discount rate	—	(21)	—	(21)
Experience gain (loss)	(2,033)	—	—	(2,033)
Invesment return	—	88	—	88
Gross benefits paid	—	(440)	—	(440)
Assumption changes	(226)	—	—	(226)
Employer contributions	—	(1,677)	—	(1,677)
Benefits paid	1,095	(880)	—	215
Adjustments	—	—	10	10

As of December 31, 2017	$(19,997)	$23,794	$(612)	$3,185

As of December 31, 2017 and 2016, plan assets are comprised totally by fixed term deposits. As of December 31, 2017 employer contributions is a net amount of regular contributions by $3.5 million and retirement of interest earned by $5.2 million.

For the year ended December 31, 2017 actuarial loss of $2.0 million (2016: $1.1 million and 2015:$2.2 million) where recognized in other comprehensive income

F-47	(Continued)

COPA HOLDINGS, S. A. AND SUBSIDIARIES

Notes to the consolidated financial statements

The following were the principal actuarial assumptions at the reporting date:

	2017	2016	2015
Economic assumptions -
Discount rate	3.15%	3.37%	3.45%
Compensation - salary increase	4%	4%	4%
Demographic assumptions -
Mortality	RP - 2000 no collar
Termination	13% all ages
Retirement
Males	62 years
Females	57 years

Reasonably possible changes at the reporting date to one of the relevant actuarial assumptions, holding other assumptions constant, would have affected the defined benefit obligation by the amount shown below:

	December, 31 2017		December, 31 2016		December, 31 2015
	Increase	Decrease	Increase	Decrease	Increase	Decrease
Discount rate (0.5% movement)	$(506)	$537	$(410)	$434	$(366)	$388
Salary rate (0.5% movement)	99	(89)	122	(117)	114	(109)

The following payments are expected contributions to the defined benefit plan in future years:

	2017	2016
Up to one year	$3,424	$2,823
One to five years	10,794	9,195
Over five years	11,401	9,453

Total expected payments	$25,619	$21,471

F-48	(Continued)

COPA HOLDINGS, S. A. AND SUBSIDIARIES

Notes to the consolidated financial statements

16.	Intangible assets

		Other intangibles assets
	Goodwill	License and software rights	Intangible in process	Total
Cost -
Balance at January 1, 2015	$20,380	$37,663	$24,474	$82,517
Additions	—	121	19,297	19,418
Disposals	—	(65)	—	(65)
Reclassifications	—	26,090	(26,090)	—

Balance at December 31, 2015	20,380	63,809	17,681	101,870
Additions	—	73	14,401	14,474
Disposals	—	(1,546)	—	(1,546)
Impairment loss	—	—	(5,931)	(5,931)
Reclassifications	—	11,813	(10,073)	1,740

Balance at December 31, 2016	20,380	74,149	16,078	110,607
Additions	—	1,783	16,898	18,681
Disposals	—	(4,891)	—	(4,891)
Reclassifications	—	3,642	(2,085)	1,557

Balance at December 31, 2017	20,380	74,683	30,891	125,954
Amortization -
Balance at January 1, 2015	$—	$(25,222)	$—	$(25,222)
Amortization for the year	—	(7,287)	—	(7,287)
Disposals	—	65	—	65

Balance at December 31, 2015	—	(32,444)	—	(32,444)
Amortization for the year	—	(10,207)	—	(10,207)
Disposals	—	1,546	—	1,546

Balance at December 31, 2016	—	(41,105)	—	(41,105)
Amortization for the year	—	(8,628)	—	(8,628)
Disposals	—	4,894	—	4,894

Balance at December 31, 2017	—	(44,839)	—	(44,839)
Carrying amounts -
At December 31, 2015	$20,380	$31,365	$17,681	$69,426

At December 31, 2016	$20,380	$33,044	$16,078	$69,502

At December 31, 2017	$20,380	$29,844	$30,891	$81,115

Goodwill

The Company performed its annual impairment test in September 2017 and the recoverable amount was estimated at $4.4 billion (2016: $3.5 billion), an amount far in excess of the $20.4 million of goodwill recorded.

The cash flows beyond the five-year period are extrapolated using a 3.1% growth rate. It was concluded that no impairment charge is necessary since the estimated recoverable amount of the CGU exceed its carrying value by approximately 92%.

F-49	(Continued)

COPA HOLDINGS, S. A. AND SUBSIDIARIES

Notes to the consolidated financial statements

Key assumptions used in value in use calculations

The calculations of value in use of the CGU are sensitive to the following main assumptions:

•	Revenue – the Company calculated the projected passenger revenue based on the current beliefs, expectations, and projections about future events and financial trends affecting its business.

•	Cash flows - determination of the terminal value is based on the present value of the Company’s cash flows in perpetuity. When estimating the cash flows for use in the residual value calculation, it is essential to clearly define the normalized cash flows level, the appropriate discount rate for the degree of risk inherent in that return stream, and a constant future growth rate for the related cash flows. To estimate the value, the Gordon Growth Model was used.

•	Discount rates – The selected pre-tax rate of 12.92% represents the current market assessment of the risks specific to the CGU, taking into consideration the time value of money and individual risks of the underlying assets that have not been incorporated in the cash flow estimates. The discount rate calculation is based on the specific circumstances of the Company and its operating segment and is derived from its pre-tax weighted average cost of capital (WACC). The WACC takes into account both debt and equity. The cost of equity is derived from the expected return on investment by the Company’s investors. The cost of debt is based on the interest-bearing borrowings the Company is obliged to service. Segment-specific risk is incorporated by applying individual beta factors. The beta factors are evaluated annually based on publicly available market data.

Sensitivity to changes in assumptions

•	The Company estimated that a reduction to 11.5% or an increase to 13.5% in the discount rate would not cause the carrying amounts to exceed the recoverable amount.

Other intangible assets

Intangible assets in process

During 2016, the Company evaluated the recoverability of the development cost generated in a project in process related to some systems; as a result of this evaluation, the Company recognized an impairment of $5.9 million of incurred cost that will no longer generate probable future economic benefits.

Intangible assets in process as of December 31, 2017 and 2016 mainly comprise improvements to the tickets reservation system, and other operational system.

During 2016, the Company capitalized an $11.8 million of a new operating and administrative systems and other program for ConnectMiles.

F-50	(Continued)

COPA HOLDINGS, S. A. AND SUBSIDIARIES

Notes to the consolidated financial statements

17.	Other assets

	2017	2016
Current -
Interest receivable	$10,443	$6,741
Other	1,258	909

	11,701	7,650

Non-current -
Guarantee deposits	14,568	10,401
Deposits for litigation	12,390	12,482
Other	4,182	4,182

	31,140	27,065

	$42,841	$34,715

Guarantee deposits are mainly amounts paid to fuel suppliers, as required at the inception of the agreements (see note 23).

Deposit for litigation is cash deposited into the escrow account until the related dispute is settled (see note 21).

18.	Debt

	2017
	Due through	Effective rates ranged	Carrying Amount
Long-term fixed rate debt	2025	1.81% to 5.58%	$626,150
Long-term variable rate debt	2027	1.54% to 3.04%	420,634
Loans payables	2018	2.33% to 2.58%	127,797

			1,174,581
Current maturities			(298,462)

Long-term debt			$876,119

	2016
	Due through	Effective rates ranged	Carrying Amount
Long-term fixed rate debt	2025	1.81% to 5.58%	$702,454
Long-term variable rate debt	2026	0.90% to 2.23%	398,178
Loans payables	2017	1.88% to 1.98%	83,500

			1,184,132
Current maturities			(222,718)

Long-term debt			$961,414

F-51	(Continued)

COPA HOLDINGS, S. A. AND SUBSIDIARIES

Notes to the consolidated financial statements

Maturities of long-term debt for the next five years are as follows:

Year ending December 31, 2018	298,462
2019	167,191
2020	118,376
2021	96,070
2022	89,144
Thereafter	405,338

$1,174,581

As of December 31, 2017, long-term fixed rate debt included $394.2 million (2016: $416.3 million) and long-term variable debt included $128.4 million corresponding to finance leases (2016: $45.4 million) (see note 14).

As of December 31, 2017 the Company had $372.0 million (2016: $446.5 million) of outstanding indebtedness that is owed to financial institutions under financing arrangements guaranteed by the Export-Import Bank of the United States. The Export-Import Bank guarantees support 80% of the net purchase price of the aircraft and are secured with a first priority mortgage on the aircraft in favor of a security trustee on behalf of Export-Import Bank.

The Company’s Export-Import Bank supported financings are amortized on a quarterly basis, are denominated in U.S. dollars, and originally bear interest at a floating rate linked to LIBOR. The Export-Import Bank guaranteed facilities typically offer an option to fix the applicable interest rate. The Company has exercised this option with respect to $231.9 million as of December 31, 2017 (2016: $286.1 million).

In the past, the Company has extended the maturity of some of its aircraft financing to 15 years through the use of a “Stretched Overall Amortization and Repayment” (SOAR), structure which provides serial draw-downs, calculated to result in a 100% loan accreting to a recourse balloon at the maturity of the Export-Import Bank guaranteed loan. The Company currently has 4 aircraft finance under SOAR structure which had an outstanding balance of $28.3 million as of December 31, 2017 (2016: $24.8 million).

As of December 31, 2017, the loan payable in the amount of $127.8 million (2016: $83.5 million) resulted from the use of the lines of credits (see note 27 for information regarding financial covenants related to the Company’s financial agreement).

The detail of finance cost and income is as follows:

	2017	2016	2015
Finance income -
Interest income on short-term bank deposits	$1,499	$675	$3,662
Interest income on investment	16,440	12,325	22,285

	$17,939	$13,000	$25,947

Finance cost -
Interests expense on bank loans	$(32,599)	$(32,647)	$(30,866)
Interest on factoring	(2,624)	(4,377)	(2,289)

	$(35,223)	$(37,024)	$(33,155)

F-52	(Continued)

COPA HOLDINGS, S. A. AND SUBSIDIARIES

Notes to the consolidated financial statements

Changes in liabilities arising from financing activities:

				Non-cash
	2016	Cash flows	New debt	transactions	2017
Debt
Obligations under finance leases	$461,797	$(28,107)	$—	$89,000	$522,690
Debt	722,335	(218,242)	147,798	—	651,891

Total liabilities from
financing activities	$1,184,132	$(246,349)	$147,798	$89,000	$1,174,581

During 2017, the Company’s non-cash investing and financing transactions are comprised of $89.0 million related to the acquisition of new aircraft that are financed using the JOLCO structure (see note 14).

19.	Trade, other payables and financial liabilities

	2017	2016
Account payables	$116,554	$104,176
Account payables to related parties	12,880	8,681

	129,434	112,857
Other payables and financial liabilities - Fuel derivative instruments	—	2,801
Others	1,156	4,779

	1,156	7,580

	$130,590	$120,437

See details of the account due to related parties in note 23.

The Company used to engage on fuel derivative instruments, with the purpose of covering the risk of potential sudden and significant increases in jet fuel prices. However, the use of these instruments does not satisfy the requirement for hedge accounting. There are no fuel derivative instruments outstanding at December, 2017 (see note 28.1).

20.	Accrued expenses payable

	2017	2016
Accruals and estimations	$9,059	$5,849
Labor related provisions	44,188	31,785
Liability for social security contributions	6,432	5,700
Other	642	1,028

	$60,321	$44,362

As of December 31, 2017 accruals and estimations include the estimated balance of the current portion of the provision for return condition of $4.9 million (2016: $2.3 million) (see note 21).

As of December 31, 2017, accruals and estimations include the estimated balance of the current portion of the provision for maintenance of $4.2 million (2016: $3.5 million) (see note 21).

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

21.	Other long-term liabilities

	Provision for litigations	Provision for return condition	Other long- term liabilities	Total
Balance at January 1, 2017	$14,318	$58,299	$41,651	$114,268
Increases	1,021	33,060	463	34,544
Used	—	(5,824)	(3,325)	(9,149)
Reclassification	—	—	(7,235)	(7,235)
Effect of movements in exchange rates	(187)	—	—	(187)

Balance at December 31, 2017	$15,152	$85,535	$31,554	$132,241

Current	—	4,897	4,162	9,059
Non-current	15,152	80,638	27,392	123,182

	$15,152	$85,535	$31,554	$132,241

Provision for litigation

Provisions for litigation in process and expected payments related to labor legal cases.

The Company is the plaintiff in an action in October 2003 against Empresa Brasileira de Infraestrutura Aeroportuária (“INFRAERO”), Brazil’s airport operator, the legality of the Additional Airport Tariffs (Adicional das Tarifas Aeroportuárias, or ATAERO), which is a 50% surcharge imposed on all airlines which fly to Brazil. Similar suits have been filed against INFRAERO by other major airline carriers. In this case, the court of first instance ruled in favor of INFRAERO and the Company has appealed the judgment. While the litigation is still pending, the Company continues to pay the ATAERO amounts due into an escrow account and as of December 31, 2017, the aggregate amount in such account totaled $12.4 million (2016: $12.5 million).

In the event that the Company receives a final unfavorable judgment it will be required to release the escrowed fund to INFRAERO and will not be able to recover such amounts. The Company does not, however, expect the release of such amounts to have a material impact on its financial results since these amounts already had been expensed.

Provision for return condition

For operating leases, the Company is contractually obliged to return aircraft in an agreed-upon condition. The Company accrues for restitution costs related to aircraft held under operating leases throughout the duration of the lease. As of December 31, 2017 and 2016, the Company presented the estimated balance of the current portion of this provision as “Accrued expenses payable” in the consolidated statement of financial position (see note 20).

F-54	(Continued)

COPA HOLDINGS, S. A. AND SUBSIDIARIES

Notes to the consolidated financial statements

Other long-term liabilities

Other long-term liabilities include principally the provision for maintenance which mainly include the accrual of formal agreements with third parties for operational maintenance events. The cost of these agreements are billed by power by the hour and charged to the consolidated statement of profit or loss. As of December 31, 2017, the provision for maintenance amount to $28.9 million and the Company has presented the estimated balance of the current portion of this provision as “Accrued expenses payable” in the consolidated statement of financial position (see note 20).

Other long-term liabilities also include the provision for the non-compete agreement created for payment to senior management related to covenants not to compete with the Company in the future (relative to the $3.1 million trust fund). This provision is accounted for as “Other long-term employee benefits” under IAS 19R Employee benefits. The accrued amount is revalued annually using the projected benefit method as required by IAS 19R.

22.	Income taxes

	2017	2016	2015
Current taxes expense -
Current period	$(43,034)	$(31,666)	$(30,435)
Adjustment for prior period	455	(127)	(1,228)

	$(42,579)	$(31,793)	$(31,663)
Deferred taxes expenses -	—	—	—
Origination and reversal of temporary differences	(5,421)	(6,478)	(1,096)

Total income tax expense	$(48,000)	$(38,271)	$(32,759)

During the year 2016 the deferred tax balances have been re-measured as a result of the change in Colombia’s income tax rate, 37% for short term position and 33% for long term position according to the law N°1819 published on December 29, 2016. Deferred tax expected to reverse in the year 2018, has been measured using the effective rate that will apply in Colombia for the period (37%).

F-55	(Continued)

COPA HOLDINGS, S. A. AND SUBSIDIARIES

Notes to the consolidated financial statements

The balances of deferred taxes are as follows:

	Statement		Statement of
	of financial position		profit or loss
	2017	2016	2017	2016	2015
Deferred tax liabilities
Maintenance deposits	$(26,586)	$(23,790)	$2,796	$2,286	$5,866
Prepaid dividend tax	(14,103)	(12,432)	1,671	5,300	—
Property and equipment	(8,312)	(7,867)	445	(1,599)	3,579
Other	(3,876)	(6,013)	(2,137)	(10,147)	11,692
Set off tax	2,249	5,128	2,879	16,269	(24,568)

	$(50,628)	$(44,974)	$5,654	$12,109	$(3,431)
Deferred tax assets
Provision for return conditions	$7,332	$7,606	$274	$4,417	$(11,203)
Air traffic liability	1,281	1,015	(266)	305	1,076
Fuel derivative	—	107	107	4,403	94
Other provisions	4,859	4,587	(272)	(3,059)	4,716
Tax loss	7,349	10,152	2,803	4,572	(14,724)
Set off tax	(2,249)	(5,128)	(2,879)	(16,269)	24,568

	$18,572	$18,339	$(233)	$(5,631)	$4,527

	$(32,056)	$(26,635)	$5,421	$6,478	$1,096

At December 31, 2017 the deferred tax assets include an amount of $7.3 million ($10.1 million at December, 2016) which relates to carried forward tax losses of Copa Colombia. During 2017, the subsidiary generated a tax profit. The Company has concluded that the deferred assets will be recoverable using the estimated future taxable income based on the approved business plans for the subsidiary. The Company expects to use the remaining tax losses within the next three to five years, however, these tax losses can be carried forward indefinitely.

The aggregate amount of temporary differences associated with investments in subsidiaries, for which deferred tax liabilities have not been recognized, is $397.9 million as of December 31, 2017 (2016: $237.1 million).

Reconciliation of the effective tax rate is as follows:

	Tax rate	2017	Tax rate	2016	Tax rate	2015
Net income (loss)		$370,023		$334,544		$(224,974)
Total income tax expense		48,000		38,271		32,759

Profit (loss) excluding income tax		418,023		372,815		(192,215)

Income taxes at Panamanian statutory rates	25.0%	104,506	25.0%	93,204	25.0%	(48,054)
Panamanian gross tax election	—	—	0.0%	—	—	—
Effect of tax rates in non - panamanian jurisdictions	0.6%	2,626	(2.6%)	(9,729)	(11.4%)	21,986
Exemption in non - taxable countries	(14.0%)	(58,677)	(12.2%)	(45,330)	(30.0%)	57,599
Adjustment for prior period	(0.1%)	(455)	0.03%	127	(0.6%)	1,228

Provision for income taxes	11.5%	$48,000	10.2%	$38,271	(17.0%)	$32,759

F-56	(Continued)

COPA HOLDINGS, S. A. AND SUBSIDIARIES

Notes to the consolidated financial statements

23.	Accounts and transactions with related parties

	2017	2016
Account receivable -
Panama Air Cargo Terminal	$254	$—
Editora del Caribe, S.A.	32	15
Petroleos Delta, S.A.	19	5
Banco General, S.A.	12	—
Assa Compañía de Seguros, S.A.	1	479

	$318	$499

Account payable -
Petróleos Delta, S.A.	$10,371	$7,504
Assa Compañía de Seguros, S.A.	1,431	687
Desarrollos Inmobiliarios del Este, S.A.	650	421
Motta International, S.A.	81	25
Panama Air Cargo Terminal	200	—
Cable Onda, S.A.	112	21
Galindo, Arias & López	31	16
Global Brands, S.A.	4	7

	$12,880	$8,681

Transactions with related parties for the year ended December 31 are as follows:

Related party	Transaction	Amount of transaction 2017	Amount of transaction 2016	Amount of transaction 2015
Petróleos Delta, S.A.	Purchase of jet fuel	290,172	229,899	248,944
ASSA Compañía de Seguros, S.A.	Insurance	8,527	7,128	9,170
Desarrollo Inmobiliario del Este, S.A.	Property leasing	3,625	3,795	2,982
Profuturo Administradora de Fondos de Pensión y Cesantía	Payments	2,386	3,238	—
Motta International	Purchase	1,632	1,646	1,290
Cable Onda, S.A.	Communications	1,448	1,625	—
GBM International, Inc.	Technological support	273	272	533
Galindo, Arias & López	Legal services	373	341	271
Global Brands, S.A.	Purchase	79	67	47
Panama Air Cargo Terminal	Handling	4,869	—	—
Lubricantes Delta, S.A.	Fuel accesories	—	63	—
Editora del Caribe, S.A.	Advertising	4	(162)	22
Banco General, S.A.	Interest income	$(2,986)	$(1,284)	$(1,301)

Banco General, S.A.: The Company’s controlling shareholders have a vote and a decision within the board of directors of BG Financial Group, which is the controlling company of Banco General. Likewise, Banco General, S. A. owns ProFuturo Administradora de Fondos de Pensión y Cesantía S.A., which manage the Company’s reserves for pension purposes.

Petróleos Delta, S.A.: Since 2005, the fuel company entered into a contract with the Company to meet its jet fuel needs. The contract’s term is two years, and the last contract subscribed was on June, 2016.

F-57	(Continued)

COPA HOLDINGS, S. A. AND SUBSIDIARIES

Notes to the consolidated financial statements

As of December 31, 2017, the Company maintained guarantee deposits with Petróleos Delta, S.A. in the amount of $11.8 million (2016: $7 million), recorded as “Other non-current assets” in the consolidated statement of financial position. While the Company’s controlling shareholders do not hold a controlling equity interest in Petróleos Delta, S. A., various members of the Company’s Board of Directors are also board members of Petróleos Delta, S. A.

ASSA Compañía de Seguros, S. A.: An insurance company controlled by the Company’s controlling shareholders that provide substantially all of the Company’s insurance policies.

Desarrollo Inmobiliario del Este, S. A.: The Company leases five floors consisting of approximately 121,686 square feet of the building from Desarrollo Inmobiliario, an entity controlled by the same group of investors that controls Corporación de Inversiones Aéreas, S. A. (“CIASA”). CIASA owns 100% of the class B shares of the Company.

Motta Internacional, S.A. & Global Brands, S. A.: The Company purchases most of the alcohol and other beverages served on its aircraft from Motta Internacional, S. A. and Global Brands, S. A., both of which are controlled by the Company’s controlling shareholders.

GBM International, Inc.: Provides systems integration and computer services, as well as technical services and enterprise management. A member of the Company’s Board of Directors is shareholder of GBM International, Inc.

Galindo, Arias & López: Certain partners of Galindo, Arias & López (a law firm) are indirect shareholders of CIASA and serve on the Company’s Board of Directors.

Editora del Caribe, S.A.: this Panamanian publisher is responsible for publishing the official journal of Copa Airlines “Panorama of the Americas”. A member of the Company’s Board of Directors is shareholder of Editora del Caribe, S. A.

Cable Onda, S.A.: The Company is responsible for providing television and internet broadcasting services in Panama. A member of the Company’s Board of Directors is shareholder of Cable Onda, S. A.

Panama Air Cargo Terminal: Provides cargo and courier services in Panama, an entity controlled by the same group of investors that controls CIASA.

Compensation of key management personnel

Key management personnel compensation is as follows:

	2017	2016	2015
Short-term employee benefits	$5,133	$3,763	$3,570
Post-employment pension	99	72	68
Share-based payments	5,524	5,799	3,023

	$10,756	$9,634	$6,661

The Company has not set aside any additional funds for future payments to executive officers, other than one pursuant to a non-compete agreement for $3.1 million established in 2006 (see note 21).

F-58	(Continued)

COPA HOLDINGS, S. A. AND SUBSIDIARIES

Notes to the consolidated financial statements

24.	Equity

Common stock

The authorized capital stock consists of 80 million shares of common stock without par value, divided into Class A shares, Class B shares, and Class C shares. As of December 31, 2017, the Company had 33,776,480 Class A shares issued (2016: 33,743,286) and 31,185,641 shares outstanding (2016: 31,112,356), 10,938,125 Class B shares issued and outstanding (2016: 10,938,125), and no Class C shares outstanding. Class A and Class B shares have the same economic rights and privileges, including the right to receive dividends.

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

The Independent Directors Committee of the Board of Directors, or the Board of Directors as a whole if applicable, is authorized to issue Class C shares to the Class B holders pro rata in proportion to such Class B holders’ ownership of Copa Holdings. The Class C shares will have no economic value and will not be transferable except to Class B holders, but will possess such voting rights as the Independent Directors Committee shall deem necessary to ensure the effective control of the Company by Panamanians.

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

Dividends

The payment of dividends on shares is subject to the discretion of the Board of Directors. Under Panamanian law, the Company may pay dividends only out of retained earnings and capital surplus. The Articles of Incorporation provides that all dividends declared by the Board of Directors will be paid equally with respect to all of the Class A and Class B shares.

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

In 2017, the Company paid quarterly dividends in the amount of $0.51 per share for the first and second quarters and $0.75 per share for the third and fourth quarter (2016: $0.51 per share).

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

During September 2015, the Company entered into an Accelerated Share Repurchase (“ASR”) with Citibank for a period of approximately three months for a total amount of $100 million. On December 15, 2015, the Bank delivered to the Company 1,960,250 shares, recognized at the settlement price of $51.01 per share.

25.	Share-based payments

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

The total compensation cost recognized for non-vested stock and options awards amounts to $7.4 million, $7.5 million, and $4.0 million in 2017, 2016, and 2015, respectively, and was recorded as a component of “Wages, salaries, benefits and other employees’ expenses” within operating expenses.

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

COPA HOLDINGS, S. A. AND SUBSIDIARIES

Notes to the consolidated financial statements

A summary of the terms and conditions, properly approved by the Compensation Committee of our Board of Directors, relating to the grants of the non-vested stock award under the equity compensation plan is as follows:

Grant date	Number of instruments	Vesting conditions	Contractual life
February, 2013	19,786	15% first three anniversaries	5 years
		25% fourth and 30% fifth anniversary
February, 2015	13,709	One-third every anniversary	3 years
April, 2015	4,915	15% first three anniversaries	5 years
		25% fourth anniversary 30% fifth anniversary
June, 2015	10,920	One-third every anniversary	3 years
June, 2015	4,912	Third anniversary	3 years
June, 2015	6,750	15% first three anniversaries	5 years
		25% fourth anniversary 30% fifth anniversary
December, 2015	429	Third anniversary	3 years
February, 2016	19,012	One-third every anniversary	3 years
February, 2016	147,000	15% first three anniversaries	5 years
		25% fourth anniversary 30% fifth anniversary
February, 2016	63,000	Fifth anniversary	5 years
May, 2016	7,899	15% first three anniversaries	5 years
		25% fourth anniversary 30% fifth anniversary
May, 2016	4,739	One-third every anniversary	3 years
June, 2016	25,280	One-third every anniversary	3 years
June, 2016	7,925	Third anniversary	3 years
September, 2016	6,668	Third anniversary	3 years
September, 2016	5,005	One-third every anniversary	3 years
February, 2017	22,012	One-third every anniversary	3 years
June, 2017	11,980	One-third every anniversary	3 years
June, 2017	2,237	Third anniversary	3 years

Non-vested stock awards were measured at their fair value on the grant date. For the 2017 grants, the fair value of these non-vested stock awards amounts to $107.29 per share (2016: $59.94, $63.3 and $59.94).

F-61	(Continued)

COPA HOLDINGS, S. A. AND SUBSIDIARIES

Notes to the consolidated financial statements

A summary of the non-vested stock award activity under the plan as of December 31, 2017 and 2016 with changes during these years is as follows (in number of shares):

	2017	2016	2015
Non-vested as of January 1	333,183	139,962	199,786
Granted	36,229	291,872	36,291
Vested	(62,224)	(94,208)	(94,704)
Forfeited	(3,035)	(4,443)	(1,411)

Non-vested as of December 31	304,153	333,183	139,962

The Company uses the accelerated attribution method to recognize the compensation cost for awards with graded vesting periods. The Company estimates that the remaining compensation cost, not yet recognized for the non-vested stock awards, amounts to $9.3 million (2016: $13.1 million), with a weighted average remaining contractual life of 2.1 years (2016: 2.8 years). Additionally, the Company estimates that the 2018 compensation cost related to these plans amounts to $4.9 million.

Stock options

In March 2007, Copa Holdings granted 35,657 equity stock options to certain named executive officers, which vested over three (3) years in yearly installments equal to one-third of the awarded stock on each of the three anniversaries of the grant date. The exercise price of the options amounts to $53.1, which was the market price of the Company’s stock at the grant date. The stock options have a contractual term of 10 years.

The weighted-average fair value of the stock options at the grant date amounts to $22.3 and was estimated using the Black-Scholes option-pricing model assuming an expected dividend yield of 0.58%, expected volatility of approximately 37.80% based on historical volatility, weighted average risk-free interest rate of 4.59%, and an expected term of 6 years calculated under the simplified method.

A summary of the options award activity under the plan as of December 31, 2017 and 2016 and changes during the year is as follows (in number of shares):

	2017	2016	2015
Outstanding as of January 1	19,894	20,940	20,940
Exercised	(11,061)	(1,046)	—
Forfeited	(8,833)	—	—

Outstanding as of December 31	—	19,894	20,940

The Company uses the accelerated method to recognize the compensation cost for stock options. There is no additional compensation cost to be recognized for stock options. This option award expired on March 2017.

The Company plans to make additional equity-based awards under the plan from time to time, including additional non-vested stock and stock option awards. The Company anticipates that future employee non-vested stock and stock option awards granted pursuant to the plan will generally vest over a three to five year period and the stock options will carry a ten-year term.

F-62	(Continued)

COPA HOLDINGS, S. A. AND SUBSIDIARIES

Notes to the consolidated financial statements

26.	Earnings (loss) per share

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

The computation of the income (loss) and share data used in the basic and diluted earnings per share is as follows:

	2017	2016	2015
Basic earnings (loss) per share -
Net income (loss)	$370,023	$334,544	$(224,974)
Weighted-average shares outstanding	42,111	42,036	43,716
Non-vested dividend participating awards	308	322	145

	42,419	42,358	43,861

	8.72	7.90	(5.13)

	2017	2016	2015
Diluted earnings (loss) per share -
Net income (loss)	$370,023	$334,544	$(224,974)
Weighted-average shares outstanding used for basic earnings per share	42,419	42,358	43,861
Share options on issue	—	5	8

	42,419	42,363	43,869

	8.72	7.90	(5.13)

27.	Commitments and contingencies

Purchase contracts

As of December 31, 2017, the Company has subscribed two (2) purchase contracts with Boeing. The first contract entails two (2) firm orders of Boeing 737 Next Generation aircraft, which will be delivered in 2018, while the second contract entails seventy-one (71) firm orders of Boeing 737 MAX aircraft, which will be delivered between 2018 and 2025.

The firm orders have an approximate value of $9.5 billion based on aircraft list prices, including estimated amounts for contractual price escalation and pre-delivery deposits.

F-63	(Continued)

COPA HOLDINGS, S. A. AND SUBSIDIARIES

Notes to the consolidated financial statements

Covenants

As a result of the various aircraft financing contracts entered into by the Company, the Company is required to comply with certain financial covenants. These covenants, among other things, require the Company to maintain earnings before income taxes, depreciation, amortization, and restructuring, or rent cost (“EBITDAR”) to a fixed charge ratio of at least 2.5 times, a minimum tangible net worth of $160 million, an EBITDAR to a finance charge expense ratio of at least 2.0 times, a total liability plus operating leases minus operating cash to tangible net worth ratio of less than 5.5, a long-term obligations to an EBITDAR ratio of less than 6.0, a minimum unrestricted cash balance of $50 million, and a minimum of $75 million in available cash, cash equivalents, and short-term investments.

As of December 31, 2017 and 2016, the Company was in compliance with all required covenants.

Labor unions

Approximately 62% of the Company’s 9,045 employees are unionized. There are currently nine (9) union organizations, five (5) covering employees in Panama and four (4) covering employees in Colombia. The Company traditionally had good relations with its employees and with all the unions and expects to continue to enjoy good relations with its employees and the unions in the future.

The five (5) unions covering employees in Panama include the pilots’ union (UNPAC); the flight attendants’ union (SIPANAB); the mechanics’ union (SITECMAP); the passenger service agents’ union (UGETRACO), and the industry union (SIELAS), which represents ground personnel, messengers, drivers, passenger service agents, counter agents, and other non-executive administrative staff.

Copa entered into collective bargaining agreements with the pilot’s union in July 2017, the industry union in December 2017, the mechanics’ union during the late first quarter 2018 and the flight attendants’ union during the early third quarter of 2018.

Collective bargaining agreements in Panama typically have terms of four years.

The four (4) unions covering employees in Colombia are: the pilots’ union (ACDAC), the flight attendants’ union (ACAV), the industry union (SINTRATAC), and the Mechanics Union (ACMA).

Copa entered into collective bargaining with ACDAC and ACAV in January 2018; both of which are expected to end towards the end of the first quarter of 2018. Additionally, SINTRATAC and Copa entered into collective bargaining agreement in December 2017 for terms of four years until December 2021. Negotiations with ACMA were resolved by arbitration on December 31, 2015, extending the validation every 6 months from this date, until June 30, 2017. As of December 31, 2017, ACMA has not presented a new bill of petition.

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

F-64	(Continued)

COPA HOLDINGS, S. A. AND SUBSIDIARIES

Notes to the consolidated financial statements

Lines of credit for working capital and letters of credit

The Company maintained letters of credit with several banks with a value of $25.5 million as of December 31, 2017 (2016: $26.6 million). These letters of credit are pledged mainly for operating lessors, maintenance providers and airport operators.

Copa Airlines has lines of credit for a total of $212.3 million, in which it has committed lines of credit totaling $20.0 million, including one line of credit for $15 million and one overdraft line of credit of $5 million with Banco General. Copa Airlines also has uncommitted lines of credit for a total of $192.3 million, including one line of credit of $100.0 million with Bladex, one line of credit of $77.3 million with Citibank, and one line of credit of $15 million with Banco Nacional de Panama. These lines of credit have been put in place to bridge liquidity gaps and for other potential contingencies.

As of December 31, 2017, the Company has a balance of $127.8 million from lines of credit (2016: $83.5 million).

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

28.	Financial instruments - Risk management and fair value

In the normal course of its operations, the Company is exposed to a variety of financial risks: market risk (especially cash flow, currency, commodity prices and interest rate risk), credit risks and liquidity risk. The Company has established risk management policies to minimize potential adverse effects on the Company’s financial performance:

28.1	Fuel price risk

The Company has risks that are common in its industry, which it mitigates through derivatives contracts. The main risk associated with the industry is the variation in fuel prices, which the Company mitigates through derivatives instruments contracts.

The Company periodically enters into transactions for derivative financial instruments, namely, fuel derivative instruments, with the purpose of providing for short to mid-term hedging (generally three to eighteen months) against sudden and significant increases in jet fuel prices, while simultaneously ensuring that the Company is not at competitive disadvantage in the event of a substantial decrease in jet fuel prices. The Company does not hold or issue derivative financial instruments for trading purposes.

The Company’s derivative contracts did not qualify as hedges for financial reporting purposes. Accordingly, changes in fair value of such derivative contracts, which amounted to gains of $2.8 million (2016: gains of $111.6 million and loss of $11.6 million in 2015), were recorded as a component of “Net change in fair value of derivatives” in the accompanying consolidated statement of profit or loss.

The Company’s derivative contracts matured in December 2017 (2016: $2.8 million), the fair value of derivative was recorded in “Trade, other payables and financial liabilities” in the consolidated statement of financial position. The Company’s purchases of jet fuel are made primarily from one supplier (see note 19).

F-65	(Continued)

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

Fuel price risk is estimated as a hypothetical 10% increase in the December 31, 2017 cost per gallon of fuel. Based on projected 2018 fuel consumption, such an increase would result in an increase to aircraft fuel expense of approximately $60.9 million in 2018 (unaudited).

28.2	Market risk

Foreign currency risk

Foreign exchange risk is originated when the Company performs transactions and maintains monetary assets and liabilities in currencies that are different from the functional currency of the Company. Assets and liabilities in foreign currency are translated using with the exchange rates at the end of the period, except for non-monetary assets and liabilities that are translated at the equivalent cost of the U.S. dollar at the acquisition date and maintained at the historical rate. The results of foreign operations are translated using the average exchange rates that were in place during the period. Gains and losses deriving from exchange rates are included within “(Loss) Gain on foreign currency fluctuations” in the consolidated statement of profit or loss.

The majority of the obligations are denominated in U.S. dollars. Since Panama uses the U.S. dollar as legal tender, the majority of the Company’s operating expenses are also denominated in U.S. dollars, approximately 43.7% of revenues and 59.8% of expenses, respectively. A significant part of our revenue is denominated in foreign currencies, including the Brazilian real, Colombian peso and Argentinian peso, which represented 16.5%, 11.4% and 7.8%, respectively (2016: 10.1%, 11.8% and 6.8% respectively).

Generally, the Company’s exposure to most of these foreign currencies, with the exception of the Venezuelan bolivar, is limited to the period of up to two weeks between the completion of a sale and the conversion to U.S. dollar.

Foreign companies operating in Venezuela, including airlines, have experienced increasing delays for approvals by the Venezuelan government to repatriate funds. To reduce the cash exposure in Venezuela, the Company processes its passenger tickets mainly in U.S. dollars, constantly monitors sales and adjusts capacity.

During 2015, the Company used Sistema Complementario de Administracion de divisas (“SICAD”) rate of VEF 13.50 per U.S. dollar. As of December 31, 2015, the Company decided that in view of the lack of repatriation the SICAD rate could no longer be considered available in practice, this combined with the deterioration of the Venezuelan economy. Instead, the Company has chosen to use Sistema Marginal de Divisas (“SIMADI”) exchange rate of VEF198.7 per U.S. dollar to translate all the financial assets and liabilities at the 2015 year-end, which is considered a better reflection of the Bolivar given the current economic reality of that country.

This rate was applied to all funds in Venezuela, resulting in a foreign currency translation loss of $430.2 million as of December 31, 2015.

On March 9, 2016, the Venezuelan government published in official gazette The Exchange Agreement No. 35 where is indicated the elimination of the SICAD and the preferential exchange rate of VEF 13.50 per U.S. dollar for aeronautical operations. The SICAD was replace by Sistema de tipo de cambio complementario flotante de Mercado (DICOM), which consists of a system of floating exchange rate according to market conditions. As of December 31, 2017, the exchange rate to translate all the financial assets and liabilities in Venezuela, according to DICOM, is VEF 3,345.0 (2016: VEF 673.7) per U.S. dollar.

F-66	(Continued)

COPA HOLDINGS, S. A. AND SUBSIDIARIES

Notes to the consolidated financial statements

The following chart summarizes the Company’s foreign currency risk exposure (assets and liabilities denominated in foreign currency) as of December 31:

	2017	2016
Assets
Cash and cash equivalents	$25,189	$51,718
Investments	277	276
Accounts receivable, net	75,769	69,460
Prepaid expenses	32,045	34,635
Other assets	29,459	35,343

Total assets	$162,739	$191,432
Liabilities
Accounts payable	37,186	32,098
Taxes payable	50,922	55,060
Other liabilities	25,471	40,342

Total liabilities	$113,579	$127,500

Net position	$49,160	$63,932

From time to time the, Company enters into factoring agreements on receivables outstanding on credit card sales in certain countries.

28.3	Credit risk

Credit risk originates from cash and cash equivalents, deposits in banks, investments in financial instruments and accounts receivables. It is the risk that the counterparty is not being capable of fulfilling its contractual obligations, causing financial losses to the Company.

To mitigate the credit risk arising from deposits in banks and investments in financial instruments, the Company only conducts business with financial institutions that have an investment grade above BBB-from Fitch or Standard & Poor’s, with strength and liquidity indicators aligning with or above the market average.

Regarding credit risk originating from commercial accounts receivable, the Company does not consider it significant since most of the accounts receivable can be easily converted into cash, usually in periods no longer than one month. Accounts receivable from cargo agencies are more likely to be exposed to credit risk, but this is mitigated with the established policies to make sure that the credit sales are to clients with good credit history. Specific credit limits and payment terms have been established according to periodic analysis of the client’s payment capacity.

A considerable amount of the Company’s tickets sales are processed through major credit cards, resulting in accounts receivable that are generally short-term and usually collected before revenue is recognized. The Company considers that the credit risk associated with these accounts receivable is controllable based on the industry’s trends and strong policies and procedures established and followed by the Company.

F-67	(Continued)

COPA HOLDINGS, S. A. AND SUBSIDIARIES

Notes to the consolidated financial statements

28.4	Interest rate and cash flow risk

The income and operating cash flows of the Company are substantially independent of changes in interest rates, because the Company does not have significant assets that generate interest except for surplus cash and cash equivalents and short and long-term investments.

Interest rate risk is originates mainly from long-term debts related to aircraft acquisition. These long-term lease payments at variable interest rates expose the Company to cash flow risk. To mitigate the effect of variable cash flows associated to contracted rates and transform them into fixed rates, the Company entered into one Interest Rates Swap contract to hedge against market rates fluctuations.

As of December 31, 2017 and 2016, fixed interest rates range from 1.81% to 5.58%, and the main floating rate is LIBOR.

The Company’s earnings are affected by changes in interest rates due to the impact of those changes on interest expenses from variable-rate debt instruments and operating leases, and on interest income generated from cash and investment balances. If the interest rate average is 10% more in 2018 than in 2017, the interest expense would increase by approximately $1.4 million and the fair value of the debt would decrease by approximately $1.3 million. If interest rates average 10% less in 2018 than in 2017, the interest income from marketable securities would decrease by approximately $1.4 million and the fair value of the debt would increase by approximately $1.3 million. These amounts are determined by considering the impact of the hypothetical interest rates on the variable-rate debt and marketable securities equivalent balances at December 31, 2017.

28.5	Liquidity risk

The Company’s policy requires having sufficient cash to fulfill its obligations. The Company maintains sufficient cash on hand and in banks or cash equivalents that are highly liquid. The Company also has credit lines in financial institutions that allow it to withstand potential cash shortages to fulfill its short-term commitments (see note 27).

The table below summarizes the Company’s financial liabilities according to their maturity date. The amounts in the table are the contractual undiscounted cash flows. Balances due within twelve months equal their carrying balances as the impact of discounting is not significant.

December 31, 2017

	Note	Carrying amount	Contractual cash flow	Less than twelve months	Between 1 and 4 years	More than 4 years
Non-derivative financial liabilities
Debt	18	$1,174,581	$1,313,191	$329,284	$549,726	$434,181
Account payable	19	116,554	116,554	116,554	—	—
Account payable to related parties	19	12,880	12,880	12,880	—	—

		$1,304,015	$1,442,625	$458,718	$549,726	$434,181

F-68	(Continued)

COPA HOLDINGS, S. A. AND SUBSIDIARIES

Notes to the consolidated financial statements

December 31, 2016

	Note	Carrying amount	Contractual cash flow	Less than twelve months	Between 1 and 4 years	More than 4 years
Non-derivative financial liabilities
Debt	18	$1,184,132	$1,334,816	$252,680	$616,031	$466,105
Account payable	19	104,174	104,174	104,174	—	—
Account payable to related parties	19	8,681	8,681	8,681	—	—

		1,296,987	1,447,671	365,535	616,031	466,105
Derivative financial liabilities
Fuel derivative instrument	19	2,801	2,801	2,801	—	—

		$2,801	$2,801	$2,801	$—	$—

28.6	Equity risk management

The Company’s objectives when managing equity are to safeguard the Company’s ability to continue as a going concern in order to provide returns for shareholders and benefits for other stakeholders and to maintain an optimal equity structure to reduce the cost of capital.

Consistent with others in the industry, the Company monitors equity on the basis of the gearing ratio. This ratio is calculated as net debt divided by total equity. Net debt is calculated as total borrowings (including current and non-current borrowings as shown in the consolidated statement of financial position), less cash and cash equivalents and short-term investments. Total capitalization is calculated as equity as shown in the consolidated statement of financial position plus net debt.

The Company’s gearing ratio (unaudited) is a follows:

	2017	2016
Total debt (note 18)	$1,174,581	$1,184,132
Less: non-restricted cash and cash equivalents and short-term investments	(943,900)	(814,689)

Net debt	230,681	369,443
Total equity	2,111,495	1,842,271

Total capitalization	2,342,176	2,211,714

Gearing ratio	9.8%	16.7%

F-69	(Continued)

COPA HOLDINGS, S. A. AND SUBSIDIARIES

Notes to the consolidated financial statements

28.7	Fair value measurement

The following table shows the carrying amount and fair values of financial assets and financial liabilities as of December 31:

		Carrying amount		Fair Value
	Note	2017	2016	2017	2016
Financial assets
Cash and cash equivalents	8	$238,792	$331,687	$238,792	$331,687
Short-term investments	9	705,108	483,002	705,108	483,002
Account receivable	10	118,085	116,100	118,085	116,100
Long-term investments	9	65,953	953	65,953	953
Financial liabilities
Debt	18	1,174,581	1,184,132	1,053,070	1,062,952
Account payable	19	129,434	112,857	129,434	112,857
Fuel derivative instruments	19	—	2,801	—	2,801

The fair value of the financial assets and liabilities is the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale.

The following methods and assumptions were used to estimate the fair values:

•	Cash and cash equivalents, short-term investments approximate their carrying amounts largely due to the short-term maturities of these instruments.

•	Accounts receivable are evaluated by the Company based on parameters such as interest rates, and risk characteristics. Based on this evaluation, allowances are taken into account for the expected losses of these receivables.

•	Debt obligations, financial assets, and financial liabilities are estimated by discounting future cash flows using the Company’s current incremental borrowing for a similar liability.

The following chart summarizes the Company’s financial instruments measured at fair value, classified according to the valuation method:

	Fair value measurement as of reporting date
	2016	Level 1	Level 2	Level 3
Liabilities
Fuel derivatives	2,801	—	2,801	—

Total liabilities	$2,801	$—	$2,801	$—

F-70	(Continued)

COPA HOLDINGS, S. A. AND SUBSIDIARIES

Notes to the consolidated financial statements

29.	Subsequent events

Stock Grants

During the first quarter of 2018, the Compensation Committee of the Company’s Board of Directors approved three awards. Awards under these plans will grant approximately 39,761 shares of non-vested stock, which will vest over a period of three to five years. The Company estimates the fair value of these awards to be approximately $5.4 million and the 2018 compensation cost for these plans will be $2.5 million.

Venezuela’s exchange rate

On January 26, 2018, the Venezuelan government published in official gazette the Exchange Agreement No. 39 where is indicated the elimination of the Sistema de divisas protegidas (DIPRO) which were the preferential exchange rate of VEF 10 per U.S. dollar for importation of medicine and foods. The new model unifies the exchange rate that will manage through the DICOM and also include change to the way of auctions are held.

The new regulation establishes that the exchange rate resulting from the auctions carried out through the DICOM is the one that will be used as a reference for all foreign currency settlement operations, both in the public and private sectors. In its first auction on February 5, 2018, the Venezuela’s Central Bank reports the new DICOM exchange rate of VEF 25,000.0 per U.S. dollar. The Company does not expect a significant impact on its consolidated financial statement on applying the new exchange rate since the operations, assets and liabilities in VEF are not material.

Temporarily cancelation of all flights to Venezuela

On April 5, 2018, the government of Venezuela announced that it was temporarily suspending economic, financial and commercial relations with Panama, including certain companies and Panamanian citizens, for a period of 90 days. This announcement includes the operations of Copa Airlines in Venezuela. Copa Airlines has cancelled all of its flights between Panama and Venezuela for the next 90 days, effective immediately. For the year ended December 31, 2017, revenue from Copa Airlines’ flights to Venezuela, including connecting traffic, represented about 5% of consolidated revenues and direct flights between Panama and Venezuela. While it is too early to predict the ultimate impact of these restrictions, the Company does not expect any such cancellations to have other effects on Company’ consolidated operations.

F-71