Form 20-F/A
period 2017-12-31
Copa Holdings, S.A.
filed 2019-01-08
CIK 1345105

As filed with the Securities and Exchange Commission on January 8, 2019

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F/A

(Amendment No. 1)

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

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    ☐  Yes    ☒  No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.     ☒  Yes    ☐  No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).    ☒  Yes    ☐  No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer”, “accelerated filer” and “emerging growth company” in Rule 12b-2 of Exchange Act.:

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

This Amendment No. 1 on Form 20-F/A (this “Amendment No. 1”) to our annual report on Form 20-F for the year ended December 31, 2017, filed with the Securities and Exchange Commission on April 18, 2018 (the “2017 Form 20-F”), is filed [(i)] to amend and restate “Item 3. Key Information”, “Item 4. Information on the Company”, and “Item 5. Operating and Financial Review and Prospects” of Part I of the 2017 Form 20-F, (ii) to amend and restate “Item 15. Control and Procedures,” of Part II of the 2017 Form 20-F and (iii) to amend and restate] “Item 17. Financial Statements” and “Item 18. Financial Statements,” of Part III of the 2017 Form 20-F.

Pursuant to Rule 12b-15 promulgated under the Securities Exchange Act of 1934, as amended, new certifications by our chief executive officer and chief financial officer are being filed as exhibits to this Amendment No. 1. The amended “Item 19. Exhibits,” of Part III of the 2017 Form 20-F, is included in this Amendment No. 1.

This Amendment No. 1 speaks as of the filing date of the 2017 Form 20-F on April 18, 2018. Other than as described above, this Amendment No. 1 does not, and does not purport to, amend, update or restate any other information or disclosure included in the 2017 Form 20-F or reflect any events that have occurred after the filing of the 2017 Form 20-F on April 18, 2018.

i

ii

PART I

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

The summary consolidated financial information as of December 31, 2017, and for the years ended December 31, 2017, 2016 and 2015 have been derived from our audited consolidated financial statements included elsewhere in this annual report. The summary consolidated financial information has been modified using the updated chart of accounts, resulting in the reclassification of certain lines from our consolidated statements of profit or loss for these periods compared to amounts previously reported (see Note 5.2 to the consolidated financial statements). The summary consolidated financial information for the years ended December 31, 2014 and 2013 have been derived from our audited consolidated financial statements for those years (not included herein) after giving similar reclassification adjustments for such years.

	Year Ended December 31, (in thousands of dollars, except share and per share data and operating data)
	2017	2016	2015	2014	2013

STATEMENT OF PROFIT OR LOSS DATA

Operating revenue:

Passenger revenue	2,462,419	2,155,167	2,185,465	2,638,392	2,535,422

Cargo and mail revenue	55,290	53,989	56,738	60,715	60,872

Other operating revenue	9,847	12,696	11,507	12,218	17,715

Total operating revenues	2,527,556	2,221,852	2,253,710	2,711,325	2,614,009

Operating expenses:

Fuel	572,746	528,996	603,760	822,130	785,010

Wages, salaries, benefits and other employees expenses	415,147	370,190	373,631	376,193	344,233

Passenger servicing	99,447	86,329	84,327	90,457	81,761

Airport facilities and handling charges	171,040	159,771	148,078	141,594	130,893

Sales and distribution	200,413	193,984	188,961	193,038	198,931

Maintenance, materials and repairs	132,148	121,781	111,178	100,307	93,451

Depreciation and amortization	167,324	167,894	150,548	115,147	137,412

Flight operations	101,647	88,188	86,461	85,183	78,540

Aircraft rentals and other rentals	134,539	138,885	142,177	129,431	106,792

Cargo and courier expenses	7,375	6,099	6,471	7,601	6,525

Other operating and administrative expenses	96,087	92,215	105,484	118,746	130,192

Total operating expenses	2,097,913	1,954,332	2,001,076	2,179,827	2,093,740

Operating profit	429,643	267,520	252,634	531,498	520,269

Non-operating income (expense):

Finance cost	(35,223)	(37,024)	(33,155)	(29,529)	(30,180)

Finance income	17,939	13,000	25,947	18,066	12,636

Gain (loss) on foreign currency fluctuations	6,145	13,043	(440,097)	(6,448)	(22,929)

Net change in fair value of derivatives	2,801	111,642	(11,572)	(117,950)	5,241

Other non-operating income (expense)	(2,337)	(3,982)	(1,632)	2,671	3,533

Total non-operating income (expense), net	10,675	96,679	(460,509)	(133,190)	(31,699)

Profit (loss) before taxes	418,968	364,199	(207,875)	398,308	488,570

Income tax expenses	(49,310)	(38,271)	(32,759)	(36,639)	(61,099)

Net profit (loss)	369,658	325,928	(240,634)	361,669	427,471

STATEMENT OF FINANCIAL POSITION DATA

Total cash, cash equivalents and short-term investments	943,900	814,689	684,948	766,603	1,131,689

Accounts receivable, net	118,085	116,100	105,777	122,150	135,056

Total current assets	1,198,488	1,069,391	907,585	1,011,449	1,401,153

Purchase deposits for flight equipment	413,633	250,165	243,070	321,175	327,545

Total property and equipment	2,617,407	2,418,164	2,453,751	2,505,336	2,348,514

Total assets	4,044,961	3,640,595	3,518,574	4,079,612	3,952,764

Long-term debt	876,119	961,414	1,055,183	928,964	913,507

Total equity	1,905,612	1,636,753	1,390,520	2,075,108	1,901,906

Capital stock	101,449	93,440	85,845	81,811	77,123

CASH FLOW DATA

Net cash from operating activities	727,332	594,590	316,863	384,892	830,265

Net cash (used in) from investing activities	(578,159)	(179,909)	32,384	21,147	(565,720)

Net cash used in financing activities	(204,756)	(248,625)	(357,466)	(316,420)	(201,268)

OTHER FINANCIAL DATA

Underlying net income(1)	366,857	192,743	210,342	486,181	436,157

Adjusted EBITDA(2)	603,576	556,117	(50,119)	524,918	643,526

Aircraft rentals	116,449	120,841	122,217	112,082	90,233

Operating margin(3)	17.0%	12.0%	11.2%	19.6%	19.9%

Weighted average shares used in computing net income per share (basic)	42,418,773	42,358,091	43,861,084	44,381,265	44,388,098

Weighted average shares used in computing net income per share (diluted)	42,418,773	42,363,171	43,868,864	44,393,054	44,403,098

Earnings (Loss) per share (basic)	8.71	7.69	(5.49)	8.15	9.63

Earnings (Loss) per share (diluted)	8.71	7.69	(5.49)	8.15	9.63

Dividends per share paid	2.52	2.04	3.36	3.84	1.46

Total number of shares at end of period	42,123,766	42,050,481	41,955,227	43,988,423	44,098,620

OPERATING DATA

Revenue passengers carried(4)	14,201	12,870	11,876	11,681	11,345

Revenue passenger miles(5)	19,914	17,690	16,309	15,913	14,533

Available seat miles(6)	23,936	22,004	21,675	20,757	18,950

Load factor(7)	83.2%	80.4%	75.2%	76.7%	76.7%

Total block hours(8)	419,610	388,058	388,355	376,903	348,882

Average daily aircraft utilization(9)	11.5	10.6	10.8	11.0	11.1

Average passenger fare	173.4	167.5	184.0	225.9	223.5

Yield(10)	12.37	12.18	13.40	16.58	17.45

Passenger revenue per ASM(11)	10.29	9.79	10.08	12.71	13.38

Operating revenue per ASM(12)	10.56	10.10	10.40	13.06	13.79

Operating expenses per ASM (CASM)(13)	8.76	8.88	9.23	10.50	11.05

Departures	126,963	123,098	122,588	121,310	119,177

Average daily departures	347.8	337.3	335.9	332.4	326.5

Average number of aircraft	100.4	99.9	98.3	93.8	86.4

Airports served at period end	75	73	73	69	66

On-Time Performance(14)	86.8%	88.4%	90.6%	90.5%	87.7%

Stage Length(15)	1,282	1,213	1,236	1,213	1,140

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

	2017	2016	2015	2014	2013

Net income (loss)	369,658	325,928	(240,634)	361,669	427,471
Fuel hedge mark to market gain/(loss)	(2,801)	(111,642)	11,572	117,950	(5,241)
Venezuela devaluation	—	(21,543)	432,503	6,562	13,927
Argentina devaluation	—	—	6,901	—	—
Underlying net income	366,857	192,743	210,342	486,181	436,157

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

	2017	2016	2015	2014	2013

Net income (loss)	369,658	325,928	(240,634)	361,669	427,471

Interest expense	35,223	37,024	33,155	29,529	30,180

Income taxes	49,310	38,271	32,759	36,639	61,099

Depreciation, amortization and impairment	167,324	167,894	150,548	115,147	137,412

Interest income	(17,939)	(13,000)	(25,947)	(18,066)	(12,636)

Adjusted EBITDA	603,576	556,117	(50,119)	524,918	643,526

(3)	Operating margin represents operating income as a percentage of operating revenues.
(4)	Total number of paying passengers (including all passengers redeeming frequent flyer miles and other travel awards) flown on all flight segments, expressed in thousands.
(5)	Number of miles flown by revenue passengers, expressed in millions.
(6)	Aircraft seating capacity multiplied by the number of miles the seats are flown, expressed in millions.
(7)	Percentage of aircraft seating capacity that is actually utilized. Load factors are calculated by dividing revenue passenger miles by available seat miles.
(8)	The number of hours from the time an airplane moves off the departure gate for a revenue flight until it is parked at the gate of the arrival airport.
(9)	Average number of block hours operated per day per aircraft for the total aircraft fleet.
(10)	Average amount (in cents) one passenger pays to fly one mile.
(11)	Passenger revenues (in cents) divided by the number of available seat miles.
(12)	Total operating revenues (in cents) divided by the number of available seat miles.
(13)	Total operating expenses (in cents) divided by the number of available seat miles.
(14)	Percentage of flights that arrive at the destination gate within fourteen minutes of scheduled arrival.
(15)	The average number of miles flown per flight.

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

Fuel costs constitute a significant portion of our total operating expenses, representing approximately 27.3% of operating expenses in 2017, 27.1% in 2016 and 30.2% in 2015. Jet fuel costs have been subject to wide fluctuations as a result of increases in demand, sudden disruptions in and other concerns about global supply, as well as market speculation. Fuel prices reached record levels during the middle of 2008, decreased substantially in 2009, and have fluctuated up and down since 2009. Both the cost and availability of fuel are subject to many economic, political, weather, environmental and other factors and events occurring throughout the world that we can neither control nor accurately predict, including international political and economic circumstances such as the political instability in major oil-exporting countries in Latin America, Africa and Asia. Any future fuel supply shortage (for example, as a result of production curtailments by the Organization of the Petroleum Exporting Countries, or “OPEC,” a disruption of oil imports, supply disruptions resulting from severe weather or natural disasters, the continued unrest in the Middle East or otherwise could result in higher fuel prices or further reductions in scheduled airline services). We cannot ensure that we would be able to offset any increases in the price of fuel by increasing our fares.

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

We cannot ensure that our current tax rates will not increase. Our income tax expenses were $49.3 million, $38.3 million and $32.8 million in the years ended December 31, 2017, 2016 and 2015, respectively, which represented an effective income tax rate of 11.8%, 10.5% and -15.8%, respectively. We are subject to local tax regulations in each of the jurisdictions where we operate, the great majority of which are related to the taxation of income. In some of the countries to which we fly, we do are not subject to pay income taxes, either because those countries do not have income tax or because of treaties or other arrangements those countries have with Panama. In the remaining countries, we pay income tax at rates ranging from 22% to 34% of income.

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

Since 1998, we have grown and modernized our fleet while improving customer service and reliability. Copa has expanded its operational fleet from 13 aircraft to 100 aircraft at December 31, 2017. In 1999, we received our first Boeing 737-700s, in 2003 we received our first Boeing 737-800, and in 2005 we received our first Embraer 190. In the first quarter of 2005, we completed our fleet renovation program and discontinued the use of our last Boeing 737-200. Since 2005, we have expanded from 24 destinations in 18 countries to 75 destinations in 31 countries. We plan to continue our expansion, which includes increasing our fleet, over the next several years. In 2018, we expect to take delivery of five of our first Boeing 737 MAX aircraft.

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

B. Business Overview

We are a leading Latin American provider of airline passenger and cargo service through our two principal operating subsidiaries, Copa Airlines and Copa Colombia. Copa Airlines operates from its strategically-located position in the Republic of Panama, and Copa Colombia flies from Colombia to Copa Airlines Hub of the Americas in Panama, and operates a low-cost business model within Colombia and various cities in the region. We currently operate a fleet of 100 aircraft, 80 Boeing 737-Next Generation aircraft and 20 Embraer 190 aircraft to meet our growing capacity requirements. As of December 31, 2017 the Company had two purchase contracts with Boeing: the first contract entails two firm orders of Boeing 737 Next Generation aircraft, to be delivered in the first half of 2018, and the second contract entails 71 firm orders of Boeing 737 MAX aircraft, which will be delivered between 2018 and 2025.

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

Since January 2001, we have grown significantly and have established a track record of consistent profitability, with the one exception of 2015. Although in 2015 and 2016 our revenues and margins decreased as compared to 2014, our total operating revenues increased from $0.3 billion in 2001 to $2.5 billion in 2017 while our operating margins also increased from 8.6% to 17.0% over the same period.

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

•

We focus on keeping our operating costs low. In recent years, our low operating costs and efficiency have contributed significantly to our profitability. Our operating CASM, excluding costs for fuel was $6.91 in 2013, $6.54 in 2014, $6.45 in 2015, $6.48 in 2016 and $6.37 in 2017. We believe that our cost per available seat mile reflects our modern fleet, efficient operations and the competitive cost of labor in Panama.

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

	GDP (in US$ billions)		GDP per Capita
	2017	2017	2017
	Current Prices	Real GDP	Current Prices
	(US$)	(% Growth)	(US$)
Argentina	620	2.46	14,062

Brazil	2,081	0.75	10,020

Chile	263	1.38	14,315

Colombia	307	1.70	6,238

Mexico	1,142	2.15	9,249

Panama	59	5.30	14,409

USA	19,362	2.18	59,495

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

Other Property

At Tocumen International Airport, we lease a maintenance hangar, operations offices in the terminal, counter space, parking spaces and other operational properties from the entity that manages the airport. We pay approximately $165,720per month for this leased property. Around Panama City, we also lease various office spaces, parking spaces and other properties from a variety of lessors, for which we pay approximately $90,302per month in the aggregate.

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

On April 5, 2018, the government of Venezuela announced that it was temporally suspending economic, financial and commercial relations with Panama, including certain companies and Panamanian citizens, for a period of 90 days. This announcement includes the operations of Copa Airlines in Venezuela. Copa Airlines has cancelled all of its flights between Panama and Venezuela for the next 90 days, effective immediately. For the year ended December 31, 2017, revenue from Copa Airlines’ flights to Venezuela, including connecting traffic, represented about 5% of consolidated revenues and direct flights between Panama and Venezuela, excluding connections, represented about 2% of total available seat miles (ASMs). While it is too early to predict the ultimate impact of these restrictions, Copa Holdings does not expect any such cancellations to have other effects on Copa Holdings’ consolidated operations.

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

Depreciation and amortization. These expenses correspond primary to the depreciation of aircraft owned by the company, engines, maintenance components and other related flight equipment.

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

Our income tax expense totaled approximately $49.3 million in 2017, $38.3 million in 2016 and $32.8 million in 2015.

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

Results of Operation

The following table shows each of the line items in our statement of profit or loss for the periods indicated as a percentage of our total operating revenues for that period:

	2017	2016	2015

Operating revenues:
Passenger revenue	97.4%	97.0%	97.0%
Cargo and mail revenue	2.2%	2.4%	2.5%
Other operating revenue	0.4%	0.6%	0.5%

Total operating revenues	100.0%	100.0%	100.0%
Operating expenses:
Fuel	22.7%	20.9%	26.8%
Wages, salaries, benefits and other employees expenses	16.4%	16.7%	16.6%
Passenger servicing	3.9%	3.9%	3.7%
Airport facilities and handling charges	6.8%	7.2%	6.6%
Sales and distribution	7.9%	8.7%	8.4%
Maintenance, materials and repairs	5.2%	5.5%	4.9%
Depreciation and amortization	6.6%	7.6%	6.7%
Flight operations	4.0%	4.0%	3.8%
Aircraft rentals and other rentals	5.3%	6.3%	6.3%
Cargo and courier expenses	0.3%	0.3%	0.3%
Other operating and administrative expenses	3.8%	4.2%	4.7%

Total operating expenses	83.0%	88.0%	88.8%
Operating income	17.0%	12.0%	11.2%
Non-operating income (expense):
Finance cost	-1.4%	-1.7%	-1.5%
Finance income	0.7%	0.6%	1.2%
Gain (loss) on foreign currency fluctuations	0.2%	0.6%	-19.5%
Net change in fair value of derivatives	0.1%	5.0%	-0.5%
Other non-operating income (expense)	-0.1%	-0.2%	-0.1%

Total non-operating income (expense)	-0.4%	4.4%	-20.4%
Income/(loss) before income taxes	0.0%	0.0%	0.0%
Income taxes	-16.6%	-16.4%	9.2%
Net profit (loss)	14.6%	14.7%	-10.7%

Year 2017 Compared to Year 2016

Our consolidated net profit in 2017 totaled $369.7 million, a 13.4% increase from net profit of $325.9 million in 2016. In addition, we had consolidated operating profit of $429.6 million in 2017, a 60.6% increase over operating profit of $267.5 million in 2016. Our consolidated operating margin in 2017 was 17.0% an increase of 5.0 percentage point versus 2016.

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

Operating expenses

Our consolidated operating expenses totaled $2.1 billion in 2017, a 7.3% increase over operating expenses of $2.0 billion in 2016. This resulted from an increase in fuel and wages, salaries, benefits and other employees’ expenses.

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

Maintenance, materials and repairs. Maintenance, materials and repairs totaled $132.1 million in 2017, a 8.5% increase over maintenance, materials and repairs of $121.8 million in 2016. This increase was primarily a result of more components and maintenance expenses due to 8.4% more hours flown, offset by fewer aircraft leased returns.

Depreciation and amortization. Depreciation totaled $167.3 million in 2017, a 0.3% decrease over $167.9 million in 2016, mainly as a result of additional aircraft delivery and maintenance events capitalized.

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

Total Non-operating Income (Expense)

Non-operating expense totaled $10.7 million in 2017, as compared to non-operating income of $96.7 million in 2016 mainly due to fewer mark to market contracts (a net change in fair values of derivatives).

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

Year 2016 Compared to Year 2015

Our consolidated net profit in 2016 totaled $325.9 million, a substantial increase from a net loss of $240.6 million in 2015. In 2015, we recognized a Venezuelan currency translation and transactional loss of $432.5 million. In addition, we had consolidated operating profit of $267.5 million in 2016, a 5.9% increase over operating profit of $252.6 million in 2015. Our consolidated operating margin in 2016 was 12%, an increase of 0.8 percentage points versus 2015.

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

Operating expenses

Our consolidated operating expenses totaled $2.0 billion in 2016, a 2.3% decrease over operating expenses of $2.0 billion in 2015, a result of lower all-in average fuel price per gallon of jet fuel.

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

Depreciation and amortization. Depreciation totaled $167.9 million in 2016, a 11.5% increase over $150.5 million in 2015, mainly as a result of adjusting the fleet’s useful life assumption from 30 to 27 years, the full-year effect of additional aircraft and maintenance events from 2015 and one additional delivery in 2015.

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

Our cash, cash equivalent and short-term investment position represented 37.3% of our revenues for the year ended December 31, 2017; 23.3% of our total assets and 49.5% of our total equity as of December 31, 2017, which we believe provides us with a strong liquidity position.

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

PART II

Item 15. Controls and Procedures

A. Disclosure Controls and Procedures

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

B. Management’s Annual Report on Internal Control over Financial Reporting

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

During the year ended December 31, 2018, the Company reevaluated its accounting treatment for flight equipment and concluded that characteristics related to the derecognition of certain aircraft components after maintenance events must be corrected to be compliant with IFRS.

Due to these conclusions, Management identified a material weakness in our internal control over financial reporting in the year ended December 31, 2017 related to the Company’s flight equipment accounting treatment, and concluded that our internal control over financial reporting was not effective as of December 31, 2017. We have adjusted our policies accordingly and reflected the appropriate correction in our 2017 consolidated financial statements, and have retrospectively adjusted the prior years presented for comparable purposes (see Note 5.1 to our consolidated financial statements). Management believes that these actions will remediate the material weakness in internal control over financial reporting described above. Also, Management will consider the implementation of additional controls related to the Company’s flight equipment accounting treatment.

C. Attestation Report of the Registered Public Accounting Firm

The effectiveness of our internal controls over financial reporting as of December 31, 2017 has been audited by Ernst &Young, the independent registered public accounting firm who also audited the Company’s consolidated financial statements. Ernst & Young’s attestation report of the effectiveness of the Company’s internal control over financial reporting is included herein.

D. Changes in Internal Control over Financial Reporting

Besides the material weakness related to the Company’s flight equipment accounting treatment, there has been no additional change in our internal control over financial reporting during 2017 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders

of Copa Holdings, S.A. and subsidiaries

Opinion on Internal Control over Financial Reporting

We have audited Copa Holdings, S.A. and subsidiaries’ internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, because of the effect of the material weakness described below on the achievement of the objectives of the control criteria, Copa Holdings, S.A. and subsidiaries (the Company) has not maintained effective internal control over financial reporting as of December 31, 2017, based on the COSO criteria.

In our report dated April 18, 2018, we expressed an unqualified opinion that the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2017, based on the COSO criteria. Management has subsequently identified a deficiency in controls related to its prior accounting for flight equipment with respect to the identification of the built-in maintenance events at initial recognition and has further concluded that such deficiency represented a material weakness as of December 31, 2017. As a result, management has revised its assessment, as presented in the accompanying Management’s Report on Internal Control Over Financial Reporting; to conclude that the Company´s internal control over financial reporting was not effective as of December 31, 2017. Accordingly, our present opinion on the effectiveness of December 31, 2017´s internal control over financial reporting as of December 31, 2017, as expressed herein, is different from that expressed in our previous report.

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. The following material weakness has been identified and included in management´s assessment. Management has identified a material weakness in controls related to the Company´s prior accounting for flight equipment with respect to the identification of the built-in maintenance events at initial recognition.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statements of financial position of the Company as of December 31, 2017 and 2016 and the related consolidated statements of profit or loss, comprehensive income (loss), changes in equity and cash flows for each of the three years in the period ended December 31, 2017. This material weakness was considered in determining the nature, timing and extent of audit tests applied in our audit of the December 31, 2017 consolidated financial statements, and this report does not affect our report dated April 18, 2018, except for the error correction discussed in note 5.1., as to which the date is January 8, 2019, which expressed an unqualified opinion on those financial statements.

Basis for Opinion

The Company´s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

Ernst & Young Limited Corp.

A member practice of

Ernst & Young Global Limited

/s/ Ernst & Young Limited Corp.

Panama City, Republic of Panama

April 18, 2018, except for the effect of the material weakness described in the third paragraph above, as to which the date is January 8, 2019

PART III

Item 17. Financial Statements

See “Item 18. Financial Statements”

Item 18. Financial Statements

See our consolidated financial statements beginning on page F-1.

Item 19. Exhibits

3.1**	English translation of the Amended Articles of Incorporation (Pacto Social) of the Registrant

10.1**†	Aircraft Lease Agreement, dated as of October 1, 1998, between First Security Bank—now Wells Fargo Bank Northwest, National association—and Compañía Panameña de Aviación, S.A., in respect of Boeing Model 737-71Q Aircraft, Serial No. 29047

10.1 (2008)	Supplemental Agreement dated as of May 13, 2008 by and among Copa Holdings, S.A. Corporation de Inversiones Aereas, S.A. and Continental Airlines, Inc.

10.2**†	Letter Agreement dated as of November 6, 1998 amending Aircraft Lease Agreement, dated October 1, 1998, between First Security Bank—now Wells Fargo Bank Northwest, National association—and Compañía Panameña de Aviación, S.A., in respect of One Boeing Model 737-71Q Aircraft, Manufacturer’s Serial No. 29047

10.3**†	Aircraft Lease Amendment Agreement dated as of May 21, 2003 to Aircraft Lease Agreement, dated October 1, 1998, between First Security Bank and Compañía Panameña de Aviación, S.A., in respect of Boeing Model 737-71Q Aircraft, Serial No. 29047

10.4**†	Aircraft Lease Agreement, dated as of October 1, 1998, between First Security Bank and Compañía Panameña de Aviación, S.A., in respect of Boeing Model 737-71Q Aircraft, Serial No. 29048

10.5**†	Letter Agreement dated as of November 6, 1998 amending Aircraft Lease Agreement, dated as of October 1, 1998, between First Security Bank and Compañía Panameña de Aviación, S.A., in respect of Boeing Model 737-71Q Aircraft, Serial No. 29048

10.6**†	Aircraft Lease Amendment Agreement dated as of May 21, 2003 to Aircraft Lease Agreement, dated October 1, 1998, between First Security Bank and Compañía Panameña de Aviación, S.A., in respect of Boeing Model 737-71Q Aircraft, Serial No. 29048

10.7**†	Aircraft Lease Agreement, dated as of November 18, 1998, between Aviation Financial Services Inc. and Compañía Panameña de Aviación, S.A., Boeing Model 737-700 Aircraft, Serial No. 28607

10.8**†	Letter Agreement No. 1 dated as of November 18, 1998 to Aircraft Lease Agreement, dated November 18, 1998, between Aviation Financial Services Inc. and Compañía Panameña de Aviación, S.A., Boeing Model 737-700 Aircraft, Serial No. 28607

10.9**†	Letter Agreement No. 2 dated as of March 8, 1999 to Aircraft Lease Agreement, dated November 18, 1998, between Aviation Financial Services Inc. and Compañía Panameña de Aviación, S.A., Boeing Model 737-700 Aircraft, Serial No. 28607

10.10**†	Lease Extension and Amendment Agreement dated as of April 30, 2003, to Aircraft Lease Agreement, dated November 18, 1998, between Aviation Financial Services Inc. and Compañía Panameña de Aviación, S.A., Boeing Model 737-700 Aircraft, Serial No. 28607

10.11**†	Aircraft Lease Agreement, dated as of November 18, 1998, between Aviation Financial Services Inc. and Compañía Panameña de Aviación, S.A., Boeing Model 737-700 Aircraft, Serial No. 30049

10.12**†	Letter Agreement No. 1 dated as of November 18, 1998 to Aircraft Lease Agreement, dated November 18, 1998, between Aviation Financial Services Inc. and Compañía Panameña de Aviación, S.A., Boeing Model 737-700 Aircraft, Serial No. 30049

10.13**†	Letter Agreement No. 2 dated as of March 8, 1999 to Aircraft Lease Agreement, dated November 18, 1998, between Aviation Financial Services Inc. and Compañía Panameña de Aviación, S.A., Boeing Model 737-700 Aircraft, Serial No. 30049

10.14**†	Lease Extension and Amendment Agreement dated as of April 30, 2003, to Aircraft Lease Agreement, dated November 18, 1998, between Aviation Financial Services Inc. and Compañía Panameña de Aviación, S.A., Boeing Model 737-700 Aircraft, Serial No. 30049

10.15**†	Aircraft Lease Agreement, dated as of November 30, 2003, between International Lease Finance corporation and Compañía Panameña de Aviación, S.A., Boeing Model 737-700 or 800 Aircraft, Serial No. 30676

10.16**†	Aircraft Lease Agreement, dated as of March 4, 2004, between International Lease Finance corporation and Compañía Panameña de Aviación, S.A., Boeing Model 737-700 or 800 Aircraft, Serial No. 32800

10.17**†	Aircraft Lease Agreement, dated as of December 23, 2004, between Wells Fargo Bank Noorthwest, N.A. and Compañía Panameña de Aviación, S.A., Boeing Model 737- 800 Aircraft, Serial No. 29670

10.18**†	Embraer 190LR Purchase Agreement DCT-006/2003 dated as of May 2003 between Embraer—Empresa Brasileira de Aeronáutica S.A. and Regional Aircraft Holdings Ltd.

10.19**†	Letter Agreement DCT-007/2003 dated as of May, 2003 to Aircraft Purchase Agreement DCT-006/2003 dated as of May, 2003, between Embraer—Empresa Brasileira de Aeronáutica S.A. and Regional Aircraft Holdings Ltd.

10.20**†	Letter Agreement DCT-008/2003 dated as of May, 2003 to Aircraft Purchase Agreement DCT-006/2003 dated as of May, 2003, between Embraer—Empresa Brasileira de Aeronáutica S.A. and Regional Aircraft Holdings Ltd.

10.21**	Aircraft General Terms Agreement, dated November 25, 1998, between The Boeing Company and Copa Holdings, S.A.

10.22**†	Purchase Agreement Number 2191, dated November 25, 1998, between The Boeing Company and Copa Holdings, S.A., Inc. relating to Boeing Model 737-7V3 & 737-8V3 Aircraft

10.23**†	Suplemental agreement No. 1 dated 2001 to Purchase Agreement Number 2191 between The Boeing Company and Copa Holdings, S.A.

10.24**†	Supplemental Agreement No. 2 dated as of December 21, 2001 to Purchase Agreement Number 2191 between The Boeing Company and Copa Holdings, S.A.

10.25**†	Supplemental Agreement No. 3 dated as of June 14, 2002 to Purchase Agreement Number 2191 between The Boeing Company and Copa Holdings, S.A.

10.26**†	Supplemental Agreement No. 4 dated as of December 20, 2002 to Purchase Agreement Number 2191 between The Boeing Company and Copa Holdings, S.A.

10.27**†	Supplemental Agreement No. 5 dated as of October 31, 2003 to Purchase Agreement Number 2191 between The Boeing Company and Copa Holdings, S.A.

10.28**†	Supplemental Agreement No. 6 dated as of September 9, 2004 to Purchase Agreement Number 2191 between The Boeing Company and Copa Holdings, S.A.

10.29**†	Supplemental Agreement No. 7 dated as of December 9, 2004 to Purchase Agreement Number 2191 between The Boeing Company and Copa Holdings, S.A.

10.30**†	Supplemental Agreement No. 8 dated as of April 15, 2005 to Purchase Agreement Number 2191 between The Boeing Company and Copa Holdings, S.A.

10.31**†	Maintenance Cost per Hour Engine Service Agreement, dated March 5, 2003, between G.E. Engine Services, Inc. and Copa Holdings, S.A.

10.32**†	English translation of Aviation Fuel Supply Agreement, dated July 18, 2005, between Petróleos Delta, S.A. and Compañía Panameña de Aviación, S.A.

10.33**†	Form of Amended and Restated Alliance Agreement between Continental Airlines, Inc. and Compañía Panameña de Aviación, S.A.

10.34**	Form of Amended and Restated Services Agreement between Continental Airlines, Inc. and Compañía Panameña de Aviación, S.A.

10.35**	Form of Second Amended and Restated Shareholders’ Agreement among Copa Holdings, S.A., Corporación de Inversiones Aéreas, S.A. and Continental Airlines, Inc.

10.36**	Form of Guaranteed Loan Agreement

10.37**	Form of Amended and Restated Registration Rights Agreement among Copa Holdings, S.A., Corporación de Inversiones Aéreas, S.A. and Continental Airlines, Inc.

10.38**	Form of Copa Holdings, S.A. 2005 Stock Incentive Plan

10.39**	Form of Copa Holdings, S.A. Restricted Stock Award Agreement

10.40*	Form of Indemnification Agreement with the Registrant’s directors

10.41**	Form of Amended and Restated Trademark License Agreement between Continental Airlines, Inc. and Compañía Panameña de Aviación, S.A.

10.42*†	Embraer 190 Purchase Agreement COM 0028-06 dated February 2006 between Embraer—Empresa Brasileira de Aeronáutica S.A. and Copa Holdings, S.A. relating to Embraer 190LR aircraft

10.43*†	Letter Agreement COM 0029-06 to the Embraer Agreement dated February 2006 between Embraer—Empresa Brasileira de Aeronáutica S.A. and Copa Holdings, S.A. relating to Embraer 190LR aircraft

10.44*†	Supplemental Agreement No. 9 dated as of March 16, 2006 to the Boeing Purchase Agreement Number 2191 dated November 25, 1998 between the Boeing Company and Copa Holdings, S.A.

10.44 (2006)†	Supplemental Agreement No. 11 dated as of August 30, 2006 to the Boeing Purchase Agreement Number 2191 dated November 25, 1998 between the Boeing Company and Copa Holdings, S.A.

10.45*†	Supplemental Agreement No. 10 dated as of May 8, 2006 to the Boeing Purchase Agreement Number 2191 dated November 25, 1998 between the Boeing Company and Copa Holdings, S.A.

10.45 (2006)†	Supplemental Agreement No. 12 dated as of February 26, 2007 to the Boeing Purchase Agreement Number 2191 dated November 25, 1998 between the Boeing Company and Copa Holdings, S.A.

10.46 (2006)†	Supplemental Agreement No. 13 dated as of April 23, 2007 to the Boeing Purchase Agreement Number 2191 dated November 25, 1998 between the Boeing Company and Copa Holdings, S.A.

10.47(2007)†	Supplemental Agreement No. 14 dated as of August 31, 2007 to the Boeing Purchase Agreement Number 2191 dated November 25, 1998 between the Boeing Company and Copa Holdings, S.A.

10.48(2007)†	Supplemental Agreement No. 15 dated as of February 21, 2008 to the Boeing Purchase Agreement Number 2191 dated November 25, 1998 between the Boeing Company and Copa Holdings, S.A.

10.49(2008)†	Supplemental Agreement No. 16 dated as of June 30, 2008 to the Boeing Purchase Agreement Number 2191 dated November 25, 1998 between the Boeing Company and Copa Holdings, S.A.

10.50(2008)†	Supplemental Agreement No. 17 dated as of December 15, 2008 to the Boeing Purchase Agreement Number 2191 dated November 25, 1998 between the Boeing Company and Copa Holdings, S.A.

10.51(2009)†	Supplemental Agreement No. 18 dated as of July 15, 2009 to the Boeing Purchase Agreement Number 2191 dated November 25, 1998 between the Boeing Company and Copa Holdings, S.A

10.52(2009)†	Supplemental Agreement No. 19 dated as of August 31, 2009 to the Boeing Purchase Agreement Number 2191 dated November 25, 1998 between the Boeing Company and Copa Holdings, S.A

10.53(2009)†	Supplemental Agreement No. 20 dated as of November 19, 2009 to the Boeing Purchase Agreement Number 2191 dated November 25, 1998 between the Boeing Company and Copa Holdings, S.A

10.54(2010)†	Supplemental Agreement No. 21 dated as of May 28, 2010 to the Boeing Purchase Agreement Number 2191 dated November 25, 1998 between the Boeing Company and Copa Holdings, S.A

10.55(2010)†	Supplemental Agreement No. 22 dated as of September 24, 2010 to the Boeing Purchase Agreement Number 2191 dated November 25, 1998 between the Boeing Company and Copa Holdings, S.A

10.56(2010)†	Supplemental Agreement No. 23 dated as of October, 2010 to the Boeing Purchase Agreement Number 2191 dated November 25, 1998 between the Boeing Company and Copa Holdings, S.A

10.57(2011)†	On Pointsm Solutions Rate per Engine Flight Hour Service Agreement dated as of May 22, 2011 between GE Engine Services, LLC., Copa Holdings, S.A., and Lease Management Services, LLC.

10.58(2012)†	On Pointsm Solutions Rate per Engine Flight Hour Service Agreement dated as of April 15, 2012 between GE Engine Services, LLC., Copa Holdings, S.A., and Lease Management Services, LLC.

10.62(2017) †	Purchase Agreement No. PA-03774 dated June 27, 2012 between The Boeing Company and Copa Holdings S.A. relating to Boeing Model 737 MAX Aircraft.

12.1	Certification of the Chief Executive Officer, pursuant to Rules 13a-14 and 15d-14 under the Securities Exchange Act of 1934.

12.2	Certification of the Chief Financial Officer, pursuant to Rules 13a-14 and 15d-14 under the Securities Exchange Act of 1934.

13.1	Certification of Chief Executive Officer, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2	Certification of the Chief Financial Officer, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

21.1**	Subsidiaries of the Registrant

101. INS	XBRL Instance Document.

101. SCH	XBRL Taxonomy Extension Schema Document.

101. CAL	XBRL Taxonomy Extension Calculation Linkbase Document.

101. LAB	XBRL Taxonomy Extension Label Linkbase Document.

101. PRE	XBRL Taxonomy Extension Presentation Linkbase Document.

101. DEF	XBRL Taxonomy Extension Definition Document.

*	Previously filed with the SEC as an exhibit and incorporated by reference from our Registration Statement on Form F-1, filed June 15, 2006, File No. 333-135031.

**	Previously filed with the SEC as an exhibit and incorporated by reference from our Registration Statement on Form F-1, filed November 28, 2005, as amended on December 1, 2005 and December 13, 2005, File No. 333-129967.

2006	Previously filed with the SEC as an exhibit and incorporated by reference from our Annual Report on Form 20-F, filed July 2, 2007, File No.001-07956031.

2007	Previously filed with the SEC as an exhibit and incorporated by reference from our Annual Report on Form 20-F, filed May 9, 2008, File No.001-08818238.

2008	Previously filed with the SEC as an exhibit and incorporated by reference from our Annual Report on Form 20-F, filed May 6, 2009, File No. 001- 09801609.

2009	Previously filed with the SEC as an exhibit and incorporated by reference from our Annual Report on Form 20-F, filed March 17, 2010, File No. 001- 10686910.

2010	Previously filed with the SEC as an exhibit and incorporated by reference from our Annual Report on Form 20-F, filed May 17, 2011, as amended on December 22, 2011, File No. 001- 111276555

2011	Previously filed with the SEC as an exhibit and incorporated by reference from our Annual Report on Form 20-F, filed April 16, 2012, File No. 001- 12762135.

2012	Previously filed with the SEC as an exhibit and incorporated by reference from our Annual Report on Form 20-F, filed April 29, 2013, File No. 001- 13792566.

†	The Registrant was granted confidential treatment for portions of this exhibit.

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Amendment No.1 on Form 20-F/A on its behalf.

COPA HOLDINGS, S.A.

By:	/s/ Pedro Heilbron
	Name:	Pedro Heilbron
	Title:	Chief Executive Officer

By:	/s/ Jose Montero
	Name:	Jose Montero
	Title:	Chief Financial Officer

Dated: January 8, 2019

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

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as December 31, 2017, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated April 18, 2018, except for the effect of the material weakness described in the third paragraph of that report, as to which the date is January 8, 2019, expressed an adverse opinion thereon.

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

As discussed in Note 5.1 to the consolidated financial statements, the 2017 financial statements have been restated to correct its prior accounting for flight equipment with respect to the identification of the built-in maintenance events at initial recognition and correct other previously identified differences.

Ernst & Young Limited Corp.

A member practice of

Ernst & Young Global Limited

/s/ Ernst & Young Limited Corp.

We have served as the Company’s auditor since 1999.

Panama City, Republic of Panama

April 18, 2018, except for note 5.1., as to which the date is January 8, 2019

Copa Holdings, S. A. and Subsidiaries

Consolidated statement of financial position

As of December 31

(In US$ thousands)

	Notes	2017 Restated*	2016 Restated*	As at 1 January 2016 Restated*
ASSETS
Current assets
Cash and cash equivalents	8	$238,792	$331,687	$204,715
Investments	9	705,108	483,002	480,233
Accounts receivable	10,23	115,641	114,143	105,777
Expendable parts and supplies	11	81,825	74,502	62,247
Prepaid expenses	12	45,421	58,407	48,667
Other currents assets	17	11,701	7,650	5,946

		1,198,488	1,069,391	907,585
Non-current assets
Investments	9	65,953	953	861
Accounts receivable	10	2,444	1,957	—
Prepaid expenses	12	26,130	26,398	—
Property and equipment	13	2,617,407	2,418,164	2,453,751
Net pension asset	15	3,185	8,826	6,050
Intangible assets	16	81,115	69,502	69,426
Deferred tax assets	22	19,099	18,339	12,708
Other non-current assets	17	31,140	27,065	68,193

		2,846,473	2,571,204	2,610,989

Total assets		$4,044,961	$3,640,595	$3,518,574

LIABILITIES AND EQUITY
Current liabilities
Current maturities of long-term debt	18	$298,462	$222,718	$245,514
Trade, other payables and financial liabilities	19,23	130,590	120,437	218,969
Air traffic liability		470,693	396,237	352,110
Frequent flyer deferred revenue		13,186	9,044	18,884
Taxes and interest payable		70,077	68,483	43,176
Accrued expenses payable	20	60,321	44,362	82,948
Income tax payable		3,700	1,401	24,066

		1,047,029	862,682	985,667
Non-current liabilities
Long-term debt	18	876,119	961,414	1,055,183
Frequent flyer deferred revenue		33,115	26,324	—
Other long-term liabilities	21	130,621	108,448	54,339
Deferred tax liabilities	22	52,465	44,974	32,865

		1,092,320	1,141,160	1,142,387

Total liabilities		2,139,349	2,003,842	2,128,054

Equity	24
Issued capital
Class A common stock - 33,776,480 (2016 - 33,743,286) shares issued, 31,185,641 (2016 - 31,112,356) outstanding		21,038	20,988	20,924
Class B common stock - 10,938,125 (2016 - 10,938,125) shares issued and outstanding, no par value		7,466	7,466	7,466
Additional paid in capital		72,945	64,986	57,455
Treasury stock		(136,388)	(136,388)	(136,388)
Retained earnings		1,944,439	1,681,573	1,441,831
Accumulated other comprehensive loss		(3,888)	(1,872)	(768)

Total equity		1,905,612	1,636,753	1,390,520

Commitments and contingencies	27	—	—	—

Total liabilities and equity		$4,044,961	$3,640,595	$3,518,574

* See in note 5.1

The accompanying notes are an integral part of these consolidated financial statements.

Copa Holdings, S. A. and Subsidiaries

Consolidated statement of profit or loss

For the year ended December 31

(In US$ thousands)

	Notes	2017 Restated*	2016 Restated*	2015 Restated*
Operating revenue
Passenger revenue		$2,462,419	$2,155,167	$2,185,465
Cargo and mail revenue		55,290	53,989	56,738
Other operating revenue		9,847	12,696	11,507

	7	2,527,556	2,221,852	2,253,710
Operating expenses
Fuel		572,746	528,996	603,760
Wages, salaries, benefits and other employees’ expenses		415,147	370,190	373,631
Passenger servicing		99,447	86,329	84,327
Airport facilities and handling charges		171,040	159,771	148,078
Sales and distribution		200,413	193,984	188,961
Maintenance, materials and repairs		132,148	121,781	111,178
Depreciation and amortization	13,16	167,324	167,894	150,548
Flight operations		101,647	88,188	86,461
Aircraft rentals and other rentals		134,539	138,885	142,177
Cargo and courier expenses		7,375	6,099	6,471
Other Operating and administrative expenses		96,087	92,215	105,484

		2,097,913	1,954,332	2,001,076

Operating profit		429,643	267,520	252,634
Non-operating income (expense)
Finance cost	18	(35,223)	(37,024)	(33,155)
Finance income	18	17,939	13,000	25,947
Gain (Loss) on foreign currency fluctuations		6,145	13,043	(440,097)
Net change in fair value of derivatives		2,801	111,642	(11,572)
Other non-operating expense		(2,337)	(3,982)	(1,632)

		(10,675)	96,679	(460,509)

Profit (loss) before taxes		418,968	364,199	(207,875)
Income tax expense	22	(49,310)	(38,271)	(32,759)

Net profit (loss)		$369,658	$325,928	$(240,634)

Earnings (loss) per share

Basic and diluted	26	$8.71	$7.69	$(5.49)

* See in note 5.1

The accompanying notes are an integral part of these consolidated financial statements.

Copa Holdings, S. A. and Subsidiaries

Consolidated statement of comprehensive income (loss)

For the year ended December 31

(In US$ thousands)

	2017 Restated*	2016 Restated*	2015 Restated*
Net profit (loss)	$369,658	$325,928	$(240,634)

Other comprehensive income (loss)
Other comprehensive income (loss) to be reclassified to profit or loss in subsequent periods -
Net change in fair value of derivative instrument	—	—	1,206

	—	—	1,206
Other comprehensive loss not to be reclassified to profit or loss in subsequent periods -
Remeasurement of actuarial loss, net of amortization	(2,016)	(1,104)	(2,212)

	(2,016)	(1,104)	(2,212)

Other comprehensive loss for the year, net of tax	(2,016)	(1,104)	(1,006)

Total comprehensive income (loss) for the year	$367,642	$324,824	$(241,640)

* See in note 5.1

Copa Holdings, S. A. and Subsidiaries

Consolidated statement of changes in equity

For the year ended December 31

(In US$ thousands)

		Common stock (Non - par value)		Issued capital		Additional paid in	Treasury	Retained	Accumulated other comprehensive	Total
	Notes	Class A	Class B	Class A	Class B	capital	stock	earnings	income (loss)	equity
At December 31, 2014 (reported)		33,050,298	10,938,125	$20,859	$7,466	$53,486	$(18,426)	$2,011,485	$238	$2,075,108
Adjustment on correction of error	5.1	—	—	—	—	—	—	(181,242)	—	(181,242)

At December 31, 2014 (restated)		33,050,298	10,938,125	20,859	7,466	53,486	(18,426)	1,830,243	238	1,893,866
Net loss		—	—	—	—	—	—	(240,634)	—	(240,634)
Other comprehensive income		—	—	—	—	—	—	—	(1,006)	(1,006)
Issuance of stock for employee awards		94,704	—	65	—	(65)	—	—	—	—
Share-based compensation expense		—	—	—	—	4,034	—	—	—	4,034
Repurchase of treasury shares		(2,127,900)	—	—	—		(117,962)	—	—	(117,962)
Dividends paid		—	—	—	—	—	—	(147,592)	—	(147,592)
Other		—	—	—	—	—	—	(186)	—	(186)

At December 31, 2015 (restated)		31,017,102	10,938,125	$20,924	$7,466	$57,455	$(136,388)	$1,441,831	$(768)	$1,390,520
Net income		—	—	—	—	—	—	325,928	—	325,928
Other comprehensive income		—	—	—	—	—	—	—	(1,104)	(1,104)
Issuance of stock for employee awards		94,208	—	64	—	(64)	—	—	—	—
Share-based compensation expense	25	—	—	—	—	7,539	—	—	—	7,539
Dividends paid	24	—	—	—	—	—	—	(86,116)	—	(86,116)
Other		1,046	—	—	—	56	—	(70)	—	(14)

At December 31, 2016 (restated)		31,112,356	10,938,125	$20,988	$7,466	$64,986	$(136,388)	$1,681,573	$(1,872)	$1,636,753
Net income		—	—	—	—	—	—	369,658	—	369,658
Other comprehensive income		—	—	—	—	—	—	—	(2,016)	(2,016)
Issuance of stock for employee awards		62,224	—	42	—	(42)	—	—	—	—
Share-based compensation expense	25	—	—	—	—	7,422	—	—	—	7,422
Dividends paid	24	—	—	—	—	—	—	(106,792)	—	(106,792)
Share options exercised	25	11,061	—	8	—	579	—	—	—	587

At December 31, 2017 (restated)		31,185,641	10,938,125	$21,038	$7,466	$72,945	$(136,388)	$1,944,439	$(3,888)	$1,905,612

The accompanying notes are an integral part of these consolidated financial statements.

Copa Holdings, S. A. and Subsidiaries

Consolidated statement of cash flows

For the year ended December 31

(In US$ thousands)

	Notes	2017 Restated*	2016 Restated*	2015 Restated*
Operating activities
Net profit (loss)		$369,658	$325,928	$(240,634)
Adjustments for:
Income tax expense		49,310	38,271	32,759
Finance cost	18	35,223	37,024	33,155
Finance income	18	(17,939)	(13,000)	(25,947)
Depreciation, amortization and impairment	13,16	167,324	167,810	150,548
Loss (gain) on sale of property and equipment		(2)	604	1,896
Disposal of assets		3,318	4,139	3,344
Impairment of accounts receivable	10	879	1,511	(71)
Allowance for obsolescence of expendable parts and supplies		182	87	63
Derivative instruments mark to market		(2,801)	(111,642)	11,572
Share-based compensation expense	25	7,422	7,539	4,034
Net foreign exchange differences		26,654	35,525	435,983
Change in:
Accounts receivable		(3,534)	(9,967)	17,471
Accounts receivable from related parties	10	181	143	(317)
Other current assets		25,770	(14,745)	4,398
Restricted cash		—	64,228	(11,803)
Other assets		(1,012)	10,202	14,628
Accounts payable		20,943	16,387	(31,913)
Accounts payable from related parties	19	4,199	3,076	(1,801)
Air traffic liability		74,456	44,127	(55,902)
Frequent flyer deferred revenue		10,933	16,484	18,884
Other liability		28,322	30,117	2,598

Cash from operating activities		799,486	653,848	362,945
Income tax paid		(51,077)	(33,364)	(39,168)
Interest paid		(35,312)	(37,420)	(31,668)
Interest received		14,235	11,526	24,754

Net cash from operating activities		727,332	594,590	316,863
Investing activities
Acquisition of investments		(854,119)	(553,037)	(383,005)
Proceeds from redemption of investments		567,007	485,944	435,110
Advance payments on aircraft purchase contracts and other		(191,315)	(47,479)	(83,064)
Reimbursement of advance payments on aircraft purchase contracts		28,888	29,150	161,169
Acquisition of property and equipment		(109,945)	(88,345)	(81,788)
Proceeds from sale of property and equipment		6	8,332	3,380
Acquisition of intangible assets	16	(18,681)	(14,474)	(19,418)

Net cash (used in) from investing activities		(578,159)	(179,909)	32,384
Financing activities
Proceeds from new borrowings		147,798	164,400	130,000
Payments on loans, borrowings and finance leases		(246,349)	(326,965)	(221,912)
Dividends paid		(106,792)	(86,116)	(147,592)
Proceeds from exercise of share options		587	56	—
Repurchase of treasury shares	24	—	—	(117,962)

Net cash used in financing activities		(204,756)	(248,625)	(357,466)

Net (decrease) increase in cash and cash equivalents		(55,583)	166,056	(8,219)
Cash and cash equivalents at January 1		331,687	204,715	221,443
Effect of exchange rate change on cash		(37,312)	(39,084)	(8,509)

Cash and cash equivalents at December 31		$238,792	$331,687	$204,715

* See in note 5.1

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

COPA HOLDINGS, S. A. AND SUBSIDIARIES

Notes to the consolidated financial statements

The consolidated financial statements for the year ended December 31, 2017 have been authorized for issuance by the Company’s Chief Executive Officer and Chief Financial Officer on January 8, 2019.

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

The consolidated financial statements provide comparative information in respect of the previous period. In addition, the Company presents an additional statement of financial position at 1 January 2016 in these consolidated financial statements due to the correction of an error.

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

Property and equipment comprise mainly airframe, engines, maintenance components and other related flight equipment. All property and equipment is stated at cost, net of accumulated depreciation and accumulated impairment losses, if any.

When a major maintenance inspection or overhaul cost is embedded in the initial purchase cost of an aircraft, the Company estimates the carrying amount of the component. These initial built-in maintenance assets are depreciated over the estimated time period until the first maintenance event is performed. The cost of major maintenance events completed after the aircraft acquisition are capitalized and depreciated over the estimated time period until the next major maintenance event. The remaining value of the previously capitalized component if any, is charged to expense upon completion of the subsequent maintenance event.

The Company recognizes the depreciation on a straight-line basis over the estimated useful lives of the assets. Depreciation is recognized in the consolidated statement of profit or loss from the date the property, and equipment is installed and ready for use.

	Estimate useful	Residual
Property and equipment	life (years)	Value
Flight equipment -
Airframe and engines	27	15%
Major maintenance events	3-16	—
Ramp and miscellaneous -
Ground equipment	10	—
Furniture, fixture, equipment and other	5-10	—
Leasehold improvements	Lesser of remaining lease term and estimated useful life of the leasehold improvement	—

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

The costs of major maintenance events for leased aircraft are capitalized and depreciated over the shorter operating of the scheduled usage period to the next major inspection event or the remaining life of lease term (as appropriate). The value of major maintenance inspection or overhaul embedded in the aircraft operating leases is not recognised as a separated component under IAS 17 Leases.

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

5.	Correction and changes in disclosures

5.1	Restatement of previous issues financial statements

In connection with the implementation of the new accounting standard IFRS 16 Leases, the Company concluded its prior accounting for flight equipment with respect to the identification of the built-in maintenance events at initial recognition was incorrect. These initial built-in maintenance components should have been depreciated over a shorter life then the lives assigned for the core airframe and engines, specifically, the time period until the first maintenance event was performed with any remaining value derecognized and charged to expense at the time of the major maintenance event. However, the Company instead had included such components in airframe and engines assets, and depreciated with the same useful life. The restatement reflects the corrected amortization of these initial maintenance components and derecognizes any remaining balance of each such component at the moment of the capitalization of the next maintenance event, if any.

In addition, the Company corrected other previously identified differences, including an error in the valuation method of foreign currency in certain local tax accounts, which resulted the Company recognized an unrealized foreign currency gain on translation of $11 million in 2017, and the Company corrected for the discount rate used to calculate the present value of the provision for return condition in 2017. The Company’s operating leases provide that the Company is contractually obliged to return aircraft in an agreed-upon condition (see note 21).

F-28	(Continued)

COPA HOLDINGS, S. A. AND SUBSIDIARIES

Notes to the consolidated financial statements

The tables below reflects each of the affected financial statement line items for the prior periods, as follows:

Impact on the statement of financial position (increase/(decrease)):

	2017	2016
ASSETS
Non - current assets
Property and equipment	$(208,497)	$(205,518)
Deferred tax assets	527	—

Total assets	$(207,970)	$(205,518)

LIABILITIES AND EQUITY
Current liabilities
Taxes and interest payable	(11,363)	—
Non-current liabilities
Other long-term liabilities	7,439	—
Deferred tax liabilities	1,837	—

Total liabilities	(2,087)	—

Equity
Retained earnings	(205,518)	(196,902)
Net income	(365)	(8,616)

Total equity	(205,883)	(205,518)

Total liabilities and equity	$(207,970)	$(205,518)

Impact on the statement of profit or loss (increase/(decrease)):

	2017	2016	2015
Operating expenses
Maintenance, materials and repairs	$7,439	$—	$—
Depreciation and amortization	2,979	8,616	15,660

	10,418	8,616	15,660

Operating profit	(10,418)	(8,616)	(15,660)
Non-operating income (expense)
Gain (loss) on foreign currency fluctuations	11,363	—	—

Profit (loss) before taxes	945	(8,616)	(15,660)

Income tax expense	(1,310)	—	—

Net profit (loss)	$(365)	$(8,616)	$(15,660)

Earnings (loss) per share

Basic and diluted	$(0.01)	$(0.21)	$(0.36)

The change did not have a material impact on the consolidated statement of comprehensive income (loss) for the period. The impact on the statement of cash flows for the year ended December 31, 2017, 2016 and 2015, only relates to the changes in the net profit by the adjustment in the depreciation expense and working capital items. There was no impact on the net cash flows from operating activities. The cash flows from investing and financing activities were not affected.

The following notes are restated by the correction of the error: 3(j), 13, 21, 22, 26 and 28.6.

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

COPA HOLDINGS, S. A. AND SUBSIDIARIES

Notes to the consolidated financial statements

The following tables discloses both previously reported and as adjusted amounts of the consolidated statement of profit or loss:

2016
Adjusted
Operating revenue
Passenger revenue	$2,155,167
Cargo and mail revenue	53,989
Other operating revenue	12,696

2,221,852
Operating expenses
Fuel	528,996
Wages, salaries, benefits and other employees’ expenses	370,190
Passenger servicing	86,329
Airport facilities and handling charges	159,771
Sales and distribution	193,984

Maintenance, materials and repairs	121,781
Depreciation and amortization	167,894
Flight operations	88,188
Aircraft rentals and other rentals	138,885

Cargo and courier expenses	6,099
Other Operating and administrative expenses	92,215

1,954,332

Operating profit	267,520
Non-operating income (expense)
Finance cost	(37,024)
Finance income	13,000
(Loss) Gain on foreign currency fluctuations	13,043
Net change in fair value of derivatives	111,642
Other non-operating expense	(3,982)

96,679

Profit (loss) before taxes	364,199
Income tax expense	(38,271)

Net profit (loss)	$325,928

2016 Previously
Reported
Operating revenue
Passenger revenue	$2,133,186
Cargo, mail and other	88,663

2,221,849
Operating expenses
Aircraft fuel	527,918
Salaries and benefits	293,044
Passenger servicing	259,524

Commissions	83,981
Reservations and sales	99,918
Maintenance, material and repairs	122,873
Depreciation, amortization and impairment	167,894
Flight operations	127,777
Aircraft rentals	120,841
Landing fees and other rentals	55,498

Other	94,584

1,953,852

Operating profit	267,997
Non-operating income (expense)
Finance cost	(37,024)
Finance income	13,000
Exchange rate difference, net	13,043
Mark to market derivative income (expense)	111,642
Other income	2,888
Other expense	(7,347)

96,202

Profit (loss) before taxes	364,199
Income tax expense	(38,271)

Net profit (loss)	$325,928

F-32	(Continued)

COPA HOLDINGS, S. A. AND SUBSIDIARIES

Notes to the consolidated financial statements

2015
Adjusted
Operating revenue
Passenger revenue	$2,185,465
Cargo and mail revenue	56,738
Other operating revenue	11,507

2,253,710
Operating expenses
Fuel	603,760
Wages, salaries, benefits and other employees’ expenses	373,631
Passenger servicing	84,327
Airport facilities and handling charges	148,078
Sales and distribution	188,961

Maintenance, materials and repairs	111,178
Depreciation and amortization	150,548
Flight operations	86,461
Aircraft rentals and other rentals	142,177

Cargo and courier expenses	6,471
Other Operating and administrative expenses	105,484

2,001,076

Operating profit	252,634
Non-operating income (expense)
Finance cost	(33,155)
Finance income	25,947
(Loss) Gain on foreign currency fluctuations	(440,097)
Net change in fair value of derivatives	(11,572)
Other non-operating expense	(1,632)

(460,509)

Profit (loss) before taxes	(207,875)
Income tax expense	(32,759)

Net profit (loss)	$(240,634)

2015
Previously Reported
Operating revenue
Passenger revenue	$2,166,727
Cargo, mail and other	83,335

2,250,062
Operating expenses
Aircraft fuel	602,777
Salaries and benefits	289,512
Passenger servicing	258,302

Commissions	88,557
Reservations and sales	88,051
Maintenance, material and repairs	111,181
Depreciation, amortization and impairment	150,548
Flight operations	130,930
Aircraft rentals	122,217
Landing fees and other rentals	56,703

Other	100,856

1,999,634

Operating profit	250,428
Non-operating income (expense)
Finance cost	(33,155)
Finance income	25,947
Exchange rate difference, net	(440,097)
Mark to market derivative income (expense)	(11,572)
Other income	7,025
Other expense	(6,451)

(458,303)

Profit (loss) before taxes	(207,875)
Income tax expense	(32,759)

Net profit (loss)	$(240,634)

5.3	Adoption of new and amended standards and interpretations

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

The following amendments effective for annual periods beginning on or after January 1, 2017, had no impact on the Company’s financial statements:

Annual Improvements Cycle—2014-2016: IFRS 12 ’Disclosure of interests in other entities’ regarding clarification of the scope of the standard.

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

COPA HOLDINGS, S. A. AND SUBSIDIARIES

Notes to the consolidated financial statements

For the period 2017, the Company’s consolidated statement of financial position and the consolidated statement of profit or loss presents the following impacts due to the adoption of the new standard:

	2017	Transition impact	2017 under IFRS15
ASSETS
Current assets	$1,198,488	$—	$1,198,488
Non - current assets	2,846,473	—	2,846,473

Total assets	$4,044,961	$—	$4,044,961

LIABILITIES AND EQUITY
Current liabilities
Air traffic liability	$470,693	$6,475	$477,168
Frequent flyer deferred revenue	13,186	4,011	17,197
Income tax payable	3,700	(820)	2,880
Other current liabilities	559,450	—	559,450

	1,047,029	9,666	1,056,695
Non - current liabilities
Frequent flyer deferred revenue	33,115	—	33,115
Other non - current liabilities	1,059,205	—	1,059,205

	1,092,320	—	1,092,320

Total liabilities	2,139,349	9,666	2,149,015

Equity
Issued capital	28,504	—	28,504
Additional paid in capital	72,945	—	72,945
Treasury stock	(136,388)	—	(136,388)
Retained earnings	1,574,781	(4,524)	1,570,257
Net income	369,658	(5,142)	364,516
Accumulated other comprehensive loss	(3,888)	—	(3,888)

Total equity	1,905,612	(9,666)	1,895,946

Total liabilities and equity	$4,044,961	$—	$4,044,961

F-36	(Continued)

COPA HOLDINGS, S. A. AND SUBSIDIARIES

Notes to the consolidated financial statements

	2017	Transition impact	2017 under IFRS15
Operating revenue
Passenger revenue	$2,462,419	$(18,442)	$2,443,977
Cargo and mail revenue	55,290	—	55,290
Other operating revenue	9,847	12,672	22,519

	2,527,556	(5,770)	2,521,786
Operating expenses
Other operating expenses	1,897,500	—	1,897,500
Sales and distribution	200,413	(157)	200,256

	2,097,913	(157)	2,097,756

Operating profit	429,643	(5,613)	424,030
Non - operating income (expense)	(10,675)	—	(10,675)

Profit (loss) before taxes	418,968	(5,613)	413,355
Income tax expense	(49,310)	471	(48,839)

Net profit (loss)	$369,658	$(5,142)	$364,516

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

COPA HOLDINGS, S. A. AND SUBSIDIARIES

Notes to the consolidated financial statements

For the period 2016, the Company’s consolidated statement of financial position and the consolidated statement of profit or loss presents the following impacts due to the adoption of the new standard:

	2016	Transition impact	2016 under IFRS15
ASSETS
Current assets	$1,069,391	$—	$1,069,391
Non - current assets	2,571,204	—	2,571,204

Total assets	$3,640,595	$—	$3,640,595

LIABILITIES AND EQUITY
Current liabilities
Air traffic liability	$396,237	$3,559	$399,796
Frequent flyer deferred revenue	9,044	1,314	10,358
Income tax payable	1,401	(349)	1,052
Other current liabilities	456,000	—	456,000

	862,682	4,524	867,206
Non - current liabilities
Frequent flyer deferred revenue	26,324	—	26,324
Other non - current liabilities	1,114,836	—	1,114,836

	1,141,160	—	1,141,160

Total liabilities	2,003,842	4,524	2,008,366

Equity
Issued capital	28,454	—	28,454
Additional paid in capital	64,986	—	64,986
Treasury stock	(136,388)	—	(136,388)
Retained earnings	1,355,645	(2,354)	1,353,291
Net income	325,928	(2,170)	323,758
Accumulated other comprehensive loss	(1,872)	—	(1,872)

Total equity	1,636,753	(4,524)	1,632,229

Total liabilities and equity	$3,640,595	$—	$3,640,595

F-38	(Continued)

COPA HOLDINGS, S. A. AND SUBSIDIARIES

Notes to the consolidated financial statements

	2016	Transition impact	2016 under IFRS15
Operating revenue
Passenger revenue	$2,155,167	$(6,666)	$2,148,501
Cargo and mail revenue	53,989	—	53,989
Other operating revenue	12,696	4,000	16,696

	2,221,852	(2,666)	2,219,186
Operating expenses
Other operating expenses	1,760,348	—	1,760,348
Sales and distribution	193,984	(147)	193,837

	1,954,332	(147)	1,954,185

Operating profit	267,520	(2,519)	265,001
Non - operating income (expense)	96,679	—	96,679

Profit (loss) before taxes	364,199	(2,519)	361,680
Income tax expense	(38,271)	349	(37,922)

Net profit (loss)	$325,928	$(2,170)	$323,758

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

IFRS 16 Leases

This standard was issued in January 2016 and sets out the principles for the recognition, measurement, presentation and disclosure of leases for both parties to a contract, i.e. the customer (‘lessee’) and the supplier (‘lessor’). IFRS 16 eliminates the classification of leases as either operating leases or finance leases for a lessee. Instead all leases are treated in a similar way to finance leases under IAS 17.

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

F-47	(Continued)

COPA HOLDINGS, S. A. AND SUBSIDIARIES

Notes to the consolidated financial statements

13.	Property and equipment

	Land	Flight equipment	Purchase deposits for flight equipment	Ramp and miscellaneous	Furniture, fixtures, equipment a and other	Leasehold improvements	Construction in progress	Total
Cost -
Balance at January 1, 2015	$6,301	$2,707,019	$321,175	$39,740	$25,308	$28,580	$7,716	$3,135,839
Transfer of pre-delivery payments	—	161,169	(161,169)	—	—	—	—	—
Additions	—	178,582	83,064	2,827	2,269	3,190	9,751	279,683
Disposals	—	(16,773)	—	(25)	(864)	(881)	(2,343)	(20,886)
Reclassifications	—	364	—	495	(766)	4,977	(5,070)	—

Balance at December 31, 2015	$6,301	$3,030,361	$243,070	$43,037	$25,947	$35,866	$10,054	$3,394,636
Transfer of pre-delivery payments	—	27,585	(27,585)	—	—	—	—	—
Additions	—	94,348	34,680	3,026	1,878	73	7,435	141,440
Disposals	—	(36,812)	—	(604)	(1,226)	(98)	—	(38,740)
Adjustments	—	100	—	—	2,363	—	—	2,463
Reclassifications	—	(340)	—	(289)	645	9,140	(10,896)	(1,740)

Balance at December 31, 2016	$6,301	$3,115,242	$250,165	$45,170	$29,607	$44,981	$6,593	$3,498,059
Transfer of pre-delivery payments	—	28,674	(28,674)	—	—	—	—	—
Additions	—	158,557	192,196	1,461	3,392	1,614	5,246	362,466
Disposals	—	(54,114)	(54)	(228)	(711)	—	—	(55,107)
Reclassifications	—	3,870	—	1,950	(4,764)	3448	(6,061)	(1,557)

Balance at December 31, 2017	$6,301	$3,252,229	$413,633	$48,353	$27,524	$50,043	$5,778	$3,803,861
Accumulated depreciation -
Balance at January 1, 2015 (reported)	$—	$(567,341)	$—	$(26,560)	$(18,197)	$(18,405)	$—	$(630,503)
Adjustment on correction of error	—	(181,242)	—	—	—	—	—	(181,242)

Balance at January 1, 2015 (restated)	$—	$(748,583)	$—	$(26,560)	$(18,197)	$(18,405)	$—	$(811,745)
Depreciation for the year	—	(133,045)	—	(3,214)	(2,774)	(4,229)	—	(143,262)
Disposals	—	13,341	—	23	581	177	—	14,122
Reclassifications	—	(39)	—	1,202	(1,501)	338	—	—

Balance at December 31, 2015 (restated)	$—	$(868,326)	$—	$(28,549)	$(21,891)	$(22,119)	$—	$(940,885)
Depreciation for the year	—	(141,418)	—	(3,724)	(2,284)	(4,246)	—	(151,672)
Disposals	—	13,587	—	524	1,220	12	—	15,343
Adjustments	—	(14)	—	—	(2,667)	—	—	(2,681)
Reclassifications	—	(99)	—	(116)	41	174	—	—

Balance at December 31, 2016 (restated)	$—	$(996,270)	$—	$(31,865)	$(25,581)	$(26,179)	$—	$(1,079,895)
Depreciation for the year	—	(148,188)	—	(3,811)	(2,192)	(4,505)	—	(158,696)
Disposals	—	51,233	—	200	704	—	—	52,137
Reclassifications	—	(1,335)	—	(1,540)	4,110	(1,235)	—	—

Balance at December 31, 2017 (restated)	$—	$(1,094,560)	$—	$(37,016)	$(22,959)	$(31,919)	$—	$(1,186,454)
Carrying amounts -
At December 31, 2015 (restated)	$6,301	$2,162,035	$243,070	$14,488	$4,056	$13,747	$10,054	$2,453,751

At December 31, 2016 (restated)	$6,301	$2,118,972	$250,165	$13,305	$4,026	$18,802	$6,593	$2,418,164

At December 31, 2017 (restated)	$6,301	$2,157,669	$413,633	$11,337	$4,565	$18,124	$5,778	$2,617,407

F-48	(Continued)

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

Aircraft and related maintenance components with a carrying value of $1.7 billion are pledged as collateral for the obligation of the special purpose entities as of December 31, 2017 and 2016.

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

The following table summarizes the components of net benefit expense included under “Wages, salaries, benefits and other employees ‘expenses” in the accompanying consolidated statement of profit or loss:

	Defined benefit obligation	Fair value of assets	Defined benefit assets (liability)
Year ended December 31, 2017
Current service cost	(1,767)	—	(1,767)
Interest cost on net benefit obligation	(568)	778	210

Net benefit expense	$(2,335)	$778	$(1,557)

	Defined benefit obligation	Fair value of assets	Defined benefit assets (liability)
Year ended December 31, 2016
Current service cost	(1,724)	—	(1,724)
Interest cost on net benefit obligation	(516)	689	173

Net benefit expense	$(2,240)	$689	$(1,551)

	Defined benefit obligation	Fair value of assets	Defined benefit assets (liability)
Year ended December 31, 2015
Current service cost	(1,638)	—	(1,638)
Interest cost on net benefit obligation	(422)	532	110

Net benefit expense	$(2,060)	$532	$(1,528)

F-51	(Continued)

COPA HOLDINGS, S. A. AND SUBSIDIARIES

Notes to the consolidated financial statements

The following table shows reconciliation from the opening balance to the closing balances for net pension asset and its components:

	Defined benefit obligation	Fair value of assets	Other employee benefits liability	Defined benefit assets (liability)
At January 1, 2015	$(12,778)	$18,559	$(3,259)	$2,522
Current service cost	(1,638)	—	—	(1,638)
Interest cost	(422)	532	—	110
Return on plan assets greater (less) than discount rate	—	701		701
Experience (gain) loss	(809)	—	—	(809)
Investment return	—	105	—	105
Gross benefits paid	—	(599)	—	(599)
Assumption changes	222	—	—	222
Employer contributions	—	3,749	—	3,749
Benefits paid	957	(774)	—	183
Adjustments	—	—	1,504	1,504

At December 31, 2015	$(14,468)	$22,273	$(1,755)	$6,050
Current service cost	(1,724)	—	—	(1,724)
Interest (cost) income	(516)	689	—	173
Return on plan assets greater (less) than discount rate	—	518		518
Experience gain (loss)	(1,052)	—	—	(1,052)
Investment return	—	27	—	27
Gross benefits paid	—	(513)	—	(513)
Assumption changes	(67)	—	—	(67)
Employer contributions	—	3,970	—	3,970
Benefits paid	1,329	(1,018)	(75)	236
Adjustments	—	—	1,208	1,208

As of December 31, 2016	$(16,498)	$25,946	$(622)	$8,826
Current service cost	(1,767)	—	—	(1,767)
Interest (cost) income	(568)	778	—	210
Return on plan assets greater (less) than discount rate	—	(21)	—	(21)
Experience gain (loss)	(2,033)	—	—	(2,033)
Investment return	—	88	—	88
Gross benefits paid	—	(440)	—	(440)
Assumption changes	(226)	—	—	(226)
Employer contributions	—	(1,677)	—	(1,677)
Benefits paid	1,095	(880)	—	215
Adjustments	—	—	10	10

As of December 31, 2017	$(19,997)	$23,794	$(612)	$3,185

As of December 31, 2017 and 2016, plan assets are comprised totally by fixed term deposits. As of December 31, 2017 employer contributions is a net amount of regular contributions by $ 3.5 million and retirement of interest earned by $ 5.2 million.

For the year ended December 31, 2017 actuarial loss of $2.0 million (2016: $1.1 million and 2015:$2.2 million) where recognized in other comprehensive income.

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

21.	Other long-term liabilities

	Provision for litigations	Provision for return condition	Other long- term liabilities	Total
Balance at January 1, 2017	$14,318	$58,299	$41,651	$114,268
Increases	1,021	40,499	463	41,983
Used	—	(5,824)	(3,325)	(9,149)
Reclassification	—	—	(7,235)	(7,235)
Effect of movements in exchange rates	(187)	—	—	(187)

Balance at December 31, 2017	$15,152	$92,974	$31,554	$139,680

Current	—	4,897	4,162	9,059
Non-current	15,152	88,077	27,392	130,621

	$15,152	$92,974	$31,554	$139,680

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

22.	Income taxes

	2017	2016	2015
Current taxes expense -
Current period	$(43,034)	$(31,666)	$(30,435)
Adjustment for prior period	455	(127)	(1,228)

	$(42,579)	$(31,793)	$(31,663)
Deferred taxes expenses -
Origination and reversal of temporary differences	(6,731)	(6,478)	(1,096)

Total income tax expense	$(49,310)	$(38,271)	$(32,759)

During the year 2016 the deferred tax balances have been re-measured as a result of the change in Colombia’s income tax rate, 37% for short term position and 33% for long term position according to the law N°1819 published on December 29, 2016. Deferred tax expected to reverse in the year 2018, has been measured using the effective rate that will apply in Colombia for the period (37%).

F-60	(Continued)

COPA HOLDINGS, S. A. AND SUBSIDIARIES

Notes to the consolidated financial statements

The balances of deferred taxes are as follows:

	Statement		Statement of
	of financial position		profit or loss
	2017	2016	2017	2016	2015
Deferred tax liabilities
Maintenance deposits	$(26,586)	$(23,790)	$2,796	$2,286	$5,866
Prepaid dividend tax	(14,103)	(12,432)	1,671	5,300	—
Property and equipment	(9,975)	(7,867)	2,108	(1,599)	3,579
Other	(4,050)	(6,013)	(1,963)	(10,147)	11,692
Set off tax	2,249	5,128	2,879	16,269	(24,568)

	$(52,465)	$(44,974)	$7,491	$12,109	$(3,431)
Deferred tax assets
Provision for return conditions	$7,859	$7,606	$(253)	$4,417	$(11,203)
Air traffic liability	1,281	1,015	(266)	305	1,076
Fuel derivative	—	107	107	4,403	94
Other provisions	4,859	4,587	(272)	(3,059)	4,716
Tax loss	7,349	10,152	2,803	4,572	(14,724)
Set off tax	(2,249)	(5,128)	(2,879)	(16,269)	24,568

	$19,099	$18,339	$(760)	$(5,631)	$4,527

	$(33,366)	$(26,635)	$6,731	$6,478	$1,096

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

Reconciliation of the effective tax rate is as follows:

	Tax rate	2017	Tax rate	2016	Tax rate	2015
Net income (loss)		$369,658		$325,928		$(240,634)
Total income tax expense		49,310		38,271		32,759

Profit (loss) excluding income tax		418,968		364,199		(207,875)

Income taxes at Panamanian statutory rates	25.0%	104,742	25.0%	91,050	25.0%	(51,969)
Panamanian gross tax election
Effect of tax rates in non-panamanian jurisdictions	0.1%	590	(2.5%)	(9,260)	(11.0%)	22,936
Exemption in non - taxable countries	(13.3%)	(55,567)	(12.0%)	(43,646)	(29.1%)	60,564
Adjustment for prior period	(0.1%)	(455)	0.03%	127	(0.6%)	1,228

Provision for income taxes	11.7%	$49,310	10.5%	$38,271	(15.7%)	$32,759

F-61	(Continued)

COPA HOLDINGS, S. A. AND SUBSIDIARIES

Notes to the consolidated financial statements

23.	Accounts and transactions with related parties

	2017	2016
Account receivable -
Panama Air Cargo Terminal	$254	$—
Editora del Caribe, S.A.	32	15
Petroleos Delta, S.A.	19	5
Banco General, S.A.	12	—
Assa Compañía de Seguros, S.A.	1	479

	$318	$499

Account payable -
Petróleos Delta, S.A.	$10,371	$7,504
Assa Compañía de Seguros, S.A.	1,431	687
Desarrollos Inmobiliarios del Este, S.A.	650	421
Motta International, S.A.	81	25
Panama Air Cargo Terminal	200	—
Cable Onda, S.A.	112	21
Galindo, Arias & López	31	16
Global Brands, S.A.	4	7

	$12,880	$8,681

Transactions with related parties for the year ended December 31 are as follows:

Related party	Transaction	Amount of transaction 2017	Amount of transaction 2016	Amount of transaction 2015
Petróleos Delta, S.A.	Purchase of jet fuel	290,172	229,899	248,944
ASSA Compañía de Seguros, S.A.	Insurance	8,527	7,128	9,170
Desarrollo Inmobiliario del Este, S.A.	Property leasing	3,625	3,795	2,982
Profuturo Administradora de Fondos de Pensión y Cesantía	Payments	2,386	3,238	—
Motta International	Purchase	1,632	1,646	1,290
Cable Onda, S.A.	Communications	1,448	1,625	—
GBM International, Inc.	Technological support	273	272	533
Galindo, Arias & López	Legal services	373	341	271
Global Brands, S.A.	Purchase	79	67	47
Panama Air Cargo Terminal	Handling	4,869	—	—
Lubricantes Delta, S.A.	Fuel accesories	—	63	—
Editora del Caribe, S.A.	Advertising	4	(162)	22
Banco General, S.A.	Interest income	$(2,986)	$(1,284)	$(1,301)

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

The computation of the income (loss) and share data used in the basic and diluted earnings per share is as follows:

	2017	2016	2015
Basic earnings (loss) per share -
Net income (loss)	$369,658	$325,928	$(240,634)
Weighted-average shares outstanding	42,111	42,036	43,716
Non-vested dividend participating awards	308	322	145

	42,419	42,358	43,861

	8.71	7.69	(5.49)

	2017	2016	2015
Diluted earnings (loss) per share -
Net income (loss)	$369,658	$325,928	$(240,634)
Weighted-average shares outstanding used for basic earnings per share	42,419	42,358	43,861
Share options on issue	—	5	8

	42,419	42,363	43,869

	8.71	7.69	(5.49)

27.	Commitments and contingencies

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

F-71	(Continued)

COPA HOLDINGS, S. A. AND SUBSIDIARIES

Notes to the consolidated financial statements

The following chart summarizes the Company’s foreign currency risk exposure (assets and liabilities denominated in foreign currency) as of December 31:

	2017	2016
Assets
Cash and cash equivalents	$25,189	$51,718
Investments	277	276
Accounts receivable, net	75,769	69,460
Prepaid expenses	32,045	34,635
Other assets	29,459	35,343

Total assets	$162,739	$191,432
Liabilities
Accounts payable	37,186	32,098
Taxes payable	39,559	55,060
Other liabilities	25,471	40,342

Total liabilities	$102,216	$127,500

Net position	$60,523	$63,932

From time to time the, Company enters into factoring agreements on receivables outstanding on credit card sales in certain countries.

28.3	Credit risk

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

F-72	(Continued)

COPA HOLDINGS, S. A. AND SUBSIDIARIES

Notes to the consolidated financial statements

28.4	Interest rate and cash flow risk

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

December 31, 2017

	Note	Carrying amount	Contractual cash flow	Less than twelve months	Between 1 and 4 years	More than 4 years
Non-derivative financial liabilities
Debt	18	$1,174,581	$1,313,191	$329,284	$549,726	$434,181
Account payable	19	116,554	116,554	116,554	—	—
Account payable to related parties	19	12,880	12,880	12,880	—	—

		$1,304,015	$1,442,625	$458,718	$549,726	$434,181

F-73	(Continued)

COPA HOLDINGS, S. A. AND SUBSIDIARIES

Notes to the consolidated financial statements

December 31, 2016

	Note	Carrying amount	Contractual cash flow	Less than twelve months	Between 1 and 4 years	More than 4 years
Non-derivative financial liabilities
Debt	18	$1,184,132	$1,334,816	$252,680	$616,031	$466,105
Account payable	19	104,174	104,174	104,174	—	—
Account payable to related parties	19	8,681	8,681	8,681	—	—

		1,296,987	1,447,671	365,535	616,031	466,105
Derivative financial liabilities
Fuel derivative instrument	19	2,801	2,801	2,801	—	—

		$2,801	$2,801	$2,801	$—	$—

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

The Company’s gearing ratio (unaudited) is a follows:

	2017	2016
Total debt (note 18)	$1,174,581	$1,184,132
Less: non-restricted cash and cash equivalents and short-term investments	(943,900)	(814,689)

Net debt	230,681	369,443
Total equity	1,905,612	1,636,753

Total capitalization	2,136,293	2,006,196

Gearing ratio	10.8%	18.4%

F-74	(Continued)

COPA HOLDINGS, S. A. AND SUBSIDIARIES

Notes to the consolidated financial statements

28.7	Fair value measurement

The following table shows the carrying amount and fair values of financial assets and financial liabilities as of December 31:

		Carrying amount		Fair Value
	Note	2017	2016	2017	2016
Financial assets
Cash and cash equivalents	8	$238,792	$331,687	$238,792	$331,687
Short-term investments	9	705,108	483,002	705,108	483,002
Account receivable	10	118,085	116,100	118,085	116,100
Long-term investments	9	65,953	953	65,953	953
Financial liabilities
Debt	18	1,174,581	1,184,132	1,053,070	1,062,952
Account payable	19	129,434	112,857	129,434	112,857
Fuel derivative instruments	19	—	2,801	—	2,801

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

•	Debt obligations, financial assets, and financial liabilities are estimated by discounting future cash flows using the Company’s current incremental borrowing for a similar liability.

The following chart summarizes the Company’s financial instruments measured at fair value, classified according to the valuation method:

	Fair value measurement as of reporting date
	2016	Level 1	Level 2	Level 3
Liabilities
Fuel derivatives	2,801	—	2,801	—

Total liabilities	$2,801	$—	$2,801	$—

F-75	(Continued)

COPA HOLDINGS, S. A. AND SUBSIDIARIES

Notes to the consolidated financial statements

29.	Subsequent events

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

F-76