Form 20-F
period 2018-12-31
Copa Holdings, S.A.
filed 2019-04-24
CIK 1345105

As filed with the Securities and Exchange Commission on April 24, 2019

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2018

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: At December 31, 2018, there were outstanding 42,195,811 shares of common stock, without par value, of which 31,257,686 were Class A shares and 10,938,125 were Class B shares.

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

  ☐ Item17    ☐ Item18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    ☐  Yes    ☒  No

i

Introduction

In this annual report on Form 20-F, unless the context otherwise requires, references to “Copa Airlines” are to Compañía Panameña de Aviación, S.A., the consolidated operating entity, “Copa Colombia” refers to AeroRepública, S.A., “Wingo” refers to the low-cost business model offered by AeroRepública, and references to “Copa”, “Copa Holdings”, “we”, “us” or the “Company” are to Copa Holdings, S.A. and its consolidated subsidiaries. References to “Class A shares” refer to Class A shares of Copa Holdings, S.A.

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

Market Data

This annual report contains certain statistical data regarding our airline routes, our competitive position, market share and the market size of the Latin American airline industry. This information has been derived from a variety of sources, including the International Air Transport Association, the U.S. Federal Aviation Administration, the International Monetary Fund and other third-party sources, governmental agencies or industry or general publications. Information for which no source is cited has been prepared by us on the basis of our knowledge of Latin American airline markets and other information available to us. The methodology and terminology used by different sources are not always consistent, and data from different sources are not readily comparable. In addition, sources other than us use methodologies that are not identical to ours and may produce results that differ from our own estimates. Although we have not independently verified the information concerning our competitive position, market share, market size, market growth or other similar data provided by third-party sources or by industry or general publications, we believe these sources and publications are generally accurate and reliable.

Presentation of Financial and Statistical Data

Included in this annual report are our audited consolidated statement of financial position as of December 31, 2018 and 2017, and the related audited consolidated statements of profit or loss, comprehensive income or loss, changes in equity and cash flows for the years ended December 31, 2018, 2017 and 2016. Our audited consolidated financial statements as of December 31, 2018 and for the years ended December 31, 2017 and 2016 have been restated to reflect the application of IFRS 15 (see note 5.1 to our annual consolidated financial statements).

ii

The Company’s consolidated financial statements have been prepared in accordance with International Financial Reporting Standards or “IFRS”, as issued by the International Accounting Standards Board, or “IASB”.

Unless otherwise indicated, all references in the annual report to “$” or “dollars” refer to U.S. dollars.

Certain figures included in this annual report have been subject to rounding adjustments. Accordingly, figures shown as totals in certain tables may not be an arithmetic aggregation of the figures that precede them.

Special Note About Forward-Looking Statements

This annual report includes forward-looking statements, principally under the captions “Risk Factors”, “Business Overview” and “Operating and Financial Review and Prospects”. We have based these forward-looking statements largely on our current beliefs, expectations and projections about future events and financial trends affecting our business. Many important factors, in addition to those discussed elsewhere in this annual report, could cause our actual results to differ substantially from those anticipated in our forward- looking statements, including, among other things:

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

The words “believe”, “may”, “will”, “aim”, “estimate”, “continue”, “anticipate”, “intend”, “expect” and similar words are intended to identify forward-looking statements. Forward-looking statements include information concerning our possible or assumed future results of operations, business strategies, financing plans, competitive position, industry environment, potential growth opportunities, the effects of future regulation and the effects of competition. Forward-looking statements speak only as of the date they were made, and we undertake no obligation to update publicly or to revise any forward-looking statements after the date of this annual report because of new information, future events or other factors. In light of the risks and uncertainties described above, the forward- looking events and circumstances discussed in this annual report might not occur and are not guarantees of future performance.

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

The summary consolidated financial information as of December 31, 2018, and for the years ended December 31, 2018, 2017 and 2016 have been derived from our audited consolidated financial statements included elsewhere in this annual report. The summary consolidated financial information for the years ended December 31, 2015 and 2014 have been derived from our audited consolidated financial statements for those years (not included herein), which have not been restated to reflect the application of IFRS 15.

	Year Ended December 31, (in thousands of dollars, except share and per share data and operating data)
	2018	2017	2016	2015	2014
STATEMENT OF PROFIT OR LOSS DATA
Operating revenue:
Passenger revenue	2,587,389	2,444,251	2,148,501	2,185,465	2,638,392
Cargo and mail revenue	62,483	55,290	53,989	56,738	60,715
Other operating revenue	27,755	22,245	16,696	11,507	12,218

Total operating revenues	2,677,627	2,521,786	2,219,186	2,253,710	2,711,325
Operating expenses:
Fuel	765,781	572,746	528,996	603,760	822,130
Wages, salaries, benefits and other employees expenses	443,287	415,147	370,190	373,631	376,193
Passenger servicing	104,346	99,447	86,329	84,327	90,457
Airport facilities and handling charges	186,422	171,040	159,771	148,078	141,594
Sales and distribution	210,158	200,256	193,837	188,961	193,038
Maintenance, materials and repairs	111,677	132,148	121,781	111,178	100,307
Depreciation, amortization and impairment	358,060	167,324	167,894	150,548	115,147
Flight operations	108,437	101,647	88,188	86,461	85,183
Aircraft rentals and other rentals	132,534	134,539	138,885	142,177	129,431
Cargo and courier expenses	10,075	7,375	6,099	6,471	7,601
Other operating and administrative expenses	101,812	96,087	92,215	105,484	118,746

Total operating expenses	2,532,589	2,097,756	1,954,185	2,001,076	2,179,827
Operating profit	145,038	424,030	265,001	252,634	531,498

Non-operating income (expense):
Finance cost	(35,850)	(35,223)	(37,024)	(33,155)	(29,529)
Finance income	23,628	17,939	13,000	25,947	18,066
Gain (loss) on foreign currency fluctuations	(9,952)	6,145	13,043	(440,097)	(6,448)
Net change in fair value of derivatives	—	2,801	111,642	(11,572)	(117,950)
Other non-operating income (expense)	(239)	(2,337)	(3,982)	(1,632)	2,671

Total non-operating income (expense), net	(22,413)	(10,675)	96,679	(460,509)	(133,190)

Profit (loss) before taxes	122,625	413,355	361,680	(207,875)	398,308
Income tax expenses	(34,530)	(49,310)	(38,271)	(32,759)	(36,639)

Net profit (loss)	88,095	364,045	323,409	(240,634)	361,669

STATEMENT OF FINANCIAL POSITION DATA
Total cash, cash equivalents and short-term investments	722,358	943,900	814,689	684,948	766,603
Accounts receivable, net	117,231	118,085	116,100	105,777	122,150
Total current assets	1,062,999	1,198,488	1,069,391	907,585	1,011,449
Purchase deposits for flight equipment	474,060	413,633	250,165	243,070	321,175
Total property and equipment	2,701,322	2,617,407	2,623,682	2,453,751	2,505,336
Total assets	4,087,250	4,044,961	3,846,113	3,518,574	4,079,612
Long-term debt	975,283	876,119	961,414	1,055,183	928,964
Total equity	1,840,679	1,895,126	(48,708)	1,390,520	2,075,108
Capital stock	108,594	101,449	93,440	85,845	81,811

CASH FLOW DATA
Net cash from operating activities	436,759	727,332	594,590	316,863	384,892
Net cash from (used in) investing activities	(149,596)	(578,159)	(179,909)	32,384	21,147
Net cash used in financing activities	(323,937)	(204,756)	(248,625)	(357,466)	(316,420)

OTHER FINANCIAL DATA
Underlying net profit(1)	276,719	361,244	190,244	210,342	486,181
Adjusted EBITDA(2)	492,907	597,963	553,598	(50,119)	524,918
Aircraft rentals	113,327	116,449	120,841	122,217	112,082
Operating margin(3)	5.4%	16.8%	11.9%	11.2%	19.6%
Weighted average shares used in computing net income per share (basic)	42,468,402	42,418,773	42,358,091	43,861,084	44,381,265
Weighted average shares used in computing net income per share (diluted)	42,468,402	42,418,773	42,363,171	43,868,864	44,393,054
Earnings (Loss) per share (basic)	2.07	8.59	7.64	(5.49)	8.15
Earnings (Loss) per share (diluted)	2.07	8.59	7.63	(5.49)	8.15
Dividends per share paid	3.48	2.52	2.04	3.36	3.84
Total number of shares at end of period	42,195,811	42,123,766	42,050,481	41,955,227	43,988,423

OPERATING DATA
Revenue passengers carried(4)	15,168	14,201	12,870	11,876	11,681
Revenue passenger miles(5)	21,529	19,914	17,690	16,309	15,913
Available seat miles(6)	25,817	23,936	22,004	21,675	20,757
Load factor(7)	83.4%	83.2%	80.4%	75.2%	76.7%
Total block hours(8)	444,851	419,610	388,058	388,355	376,903
Average daily aircraft utilization(9)	12.0	11.5	10.6	10.8	11.0
Average passenger fare	170.6	172.1	166.9	184.0	225.9
Yield(10)	12.02	12.27	12.15	13.40	16.58
Passenger revenue per ASM(11)	10.02	10.21	9.76	10.08	12.71
Operating revenue per ASM(12)	10.37	10.54	10.09	10.40	13.06
Operating expenses per ASM (CASM)(13)	9.81	8.76	8.88	9.23	10.50
Departures	132,498	126,963	123,098	122,588	121,310
Average daily departures	363.0	347.8	337.3	335.9	332.4
Average number of aircraft	106.0	100.4	99.9	98.3	93.8
Airports served at period end	80	75	73	73	69
On-Time Performance(14)	89.8%	86.8%	88.4%	90.6%	90.5%
Stage Length(15)	1,321	1,282	1,213	1,236	1,213

(1)

Underlying net profit represents net income (loss) minus the sum of Embraer 190 impairment, fuel hedge mark-to-market gain/(loss), and devaluation and translation losses in Venezuela and Argentina. Underlying net profit is presented because the Company uses this measure to determine annual dividends. However, underlying net profit should not be considered in isolation, as a substitute for net profit (loss) prepared in accordance with IFRS as issued by the IASB or as a measure of our profitability. The following table presents a reconciliation of our net profit (loss) to underlying net profit for the specified periods.

	2018	2017	2016	2015	2014
Net profit (loss)	88,095	364,045	323,409	(240,634)	361,669
Fuel hedge Mark to market loss/(gain)	—	(2,801)	(111,642)	11,572	117,950
Venezuela Devaluation	—	—	(21,543)	432,503	6,562
Argentina Devaluation	—	—	—	6,901	—
Impairment of non-financial assets	188,624	—	—	—	—
Underlying net profit	276,719	361,244	190,224	210,342	486,181

(2)

Adjusted EBITDA represents net income (loss) plus the sum of interest expense, income taxes, depreciation, amortization and impairment minus finance income. Adjusted EBITDA is presented as supplemental information because we believe it is a useful indicator of our operating performance and is useful in comparing our operating performance with other companies in the airline industry. However, adjusted EBITDA should not be considered in isolation, as a substitute for net profit (loss) prepared in accordance with IFRS as issued by the IASB or as a measure of our profitability. In addition, our calculation of adjusted EBITDA may not be comparable to other companies’ similarly titled measures. The following table presents a reconciliation of our net profit (loss) to adjusted EBITDA for the specified periods. Aircraft rentals represent a significant operating expense of our business. Because we leased several of our aircraft during the periods presented, we believe that when assessing our adjusted EBITDA, you should also consider the impact of our aircraft rentals.

	2018	2017	2016	2015	2014
Net profit (loss)	88,095	364,045	323,409	(240,634)	361,669
Finance cost	35,850	35,223	37,024	33,155	29,529
Income taxes	34,530	49,310	38,271	32,759	36,639
Depreciation, amortization and impairment	358,060	167,324	167,894	150,548	115,147
Finance income	(23,628)	(17,939)	(13,000)	(25,947)	(18,066)
Adjusted EBITDA	492,907	597,963	553,598	(50,119)	524,918

(3)	Operating margin represents operating profit as a percentage of operating revenues.
(4)	Total number of paying passengers (including all passengers redeeming frequent flyer miles and other travel awards) flown on all flight segments, expressed in thousands.
(5)	Number of miles flown by revenue passengers, expressed in millions.
(6)	Aircraft seating capacity multiplied by the number of miles the seats are flown, expressed in millions.
(7)	Percentage of aircraft seating capacity that is actually utilized. Load factors are calculated by dividing revenue passenger miles by available seat miles.
(8)	The number of hours from the time an airplane moves off the departure gate for a revenue flight until it is parked at the gate of the arrival airport.
(9)	Average number of block hours operated per day per aircraft for the total aircraft fleet.
(10)	Average amount (in cents) one passenger pays to fly one mile.
(11)	Passenger revenues (in cents) divided by the number of available seat miles.
(12)	Total operating revenues (in cents) divided by the number of available seat miles.
(13)	Total operating expenses (in cents) divided by the number of available seat miles.
(14)	Percentage of flights that arrive at the destination gate within fourteen minutes of scheduled arrival.
(15)	The average number of miles flown per flight.

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

Risks Relating to Our Company

Failure to successfully implement our growth strategy may adversely affect our results of operations and harm the market value of our Class A shares.

We intend to continue to expand our service to new markets and to increase the frequency of flights to the markets we currently serve. Achieving these goals allows our business to benefit from cost efficiencies resulting from economies of scale. We expect to have substantial cash needs as we expand, including cash required to fund aircraft acquisitions or aircraft deposits as we add to our fleet. If we do not have sufficient cash to fund such projects, we may not be able to successfully expand our route system, therefore, our future revenue and earnings growth would be limited.

When we commence a new route, load factors tend to be lower than those on our established routes and our advertising and other promotional costs tend to be higher, which could result in initial losses that could have a negative impact on our results of operations as well as require a substantial amount of cash to fund. We also periodically run special promotional fare campaigns, particularly in connection with the opening of new routes. Promotional fares can have the effect of increasing load factors while reducing our yield on such routes during the period that they are in effect. The number of markets we serve and flight frequencies depend on our ability to identify the appropriate geographic markets upon which to focus to gain suitable airport access and route approval in these markets. There can be no assurance that the new markets we enter will yield passenger traffic, at the expected fares, that is sufficient to make our operations in those new markets profitable. Any condition that would prevent or delay our access to key airports or routes, including limitations on the ability to process more passengers, the imposition of flight capacity restrictions, the inability to secure additional route rights under bilateral agreements or the inability to maintain our existing slots, flight banks and obtain additional slots, could constrain the expansion of our operations.

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

Passenger demand is heavily cyclical and highly dependent on global, regional and country-specific economic growth, economic expectations and foreign exchange rate variations. In the past, we have been negatively impacted by poor economic performance in certain emerging market countries in which we operate, as well as by weaker Latin American currencies. For example, in 2018 we experienced a decrease of 1.9% in passenger revenue per available seat mile (PRASM) compared to 2017, mainly due to currency devaluation and the deteriorating demand environment in Brazil and Argentina. In addition, Venezuela has experienced difficult political conditions and declines in the rate of economic growth in recent periods as well as governmental actions that have adversely impacted businesses that operate there. The Company cancelled flights between Panama and Venezuela during April 2018, as a result of a temporary suspension of diplomatic and commercial relations between the two countries. Any of the following developments (or a continuation or worsening of any of the following currently in existence) in the countries in which we operate could adversely affect our business, financial condition, liquidity and results of operations:

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

The cost of financing our aircraft may increase, which could negatively impact our business.

We have historically been able to achieve favorable financing terms through commercial and US Export-Import bank guaranteed loans, sale-leasebacks and operating leases. In recent years, due to the fact that U.S. Export-Import Bank guaranteed loans have not been available, the Company has diversified its financing sources and obtained access to very competitive financing terms. Since 2014 our aircraft deliveries have been financed through a mix of sale-leasebacks and Japanese Operating Leases with Call Options (“JOLCO”). As of December 31, 2018, we had $776.8 million of outstanding indebtedness under JOLCO financing arrangements.

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

We have historically operated using a hub-and-spoke model and are vulnerable to competitors offering direct flights between destinations we serve and/or opening new hubs.

The general structure of our flight operations follows what is known in the airline industry as a “hub-and-spoke” model. This model aggregates passengers by operating flights from a number of “spoke” origins to a central hub through which they are transported to their final destinations. In recent years, many traditional hub-and-spoke operators have faced significant and increasing competitive pressure from low-cost, point-to-point carriers on routes with sufficient demand to sustain point-to-point service. A point-to-point structure enables airlines to focus on the most profitable, high-demand routes and to offer greater convenience and, in many instances, lower fares. As demand for air travel in Latin America increases, some of our competitors have initiated non-stop service between destinations that we currently serve through our hub in Panama. Additionally, newer aircraft models, such as, Boeing 737 MAX and Airbus 320-NEO, allow nonstop flights in certain city pairs that could not be served with prior generation narrow-body aircraft and may bypass our hub. Competitors are also opening new international hubs, especially in Brazil. Competitive services, which bypass our hub in Panama, may be more convenient and possibly less expensive than our services and could significantly decrease demand for our service to those destinations. In December 2016, we launched a low-cost business model, Wingo, to diversify our offerings and to better compete with other low-cost carriers, or “LCCs,” in the market. However, our traditional hub and spoke model remains our primary operational model and we believe that competition from point-to-point carriers will be directed towards the largest markets that we serve and is likely to continue at this level or intensify in the future. As a result, the effect of competition on us could be significant and could have a material adverse effect on our business, financial condition and results of operations.

We may not realize benefits from Wingo, our low-cost business model.

Wingo, our low-cost business model, which is part of Aerorepublica, S.A., utilizes four of our 737-700s, each configured with 142 seats in a single class cabin. By the end of 2019, we expect to swap the four 737-700s with 737-800s, each configured with 186 seats in a single class cabin; we also expect to transfer a fifth 737-800 with potential base in Panama. Wingo operates point-to-point flights within Colombia and to other international destinations in the region.

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

We may not realize benefits from our strategic alliances and other commercial relationships, including from our recently announced joint business agreement with United Airlines, Inc. (“UAL”) and Avianca Holdings (“Avianca”).

We maintain a number of strategic alliances and other commercial relationships in many of the jurisdictions in which we operate. For example, we have been a Star Alliance member since June 2012, and we renewed our strategic alliance with UAL in May 2016. In addition, on November 30, 2018, we disclosed that we have entered into a three-way joint business agreement (“JBA”) with UAL and Avianca that is intended to cover our combined network between the United States and Latin America (except Brazil). We, UAL and Avianca intend to apply for regulatory approval of the JBA and an accompanying grant of antitrust immunity from the U.S. Department of Transportation and other relevant agencies. However, we can provide no assurances as to whether or when the parties will receive such approvals, and we do not plan to fully implement the JBA until we have received such approvals. The purpose of these alliances and relationships is to increase revenues by enhancing our network and offering our customers services that we could not otherwise offer. However, the intended benefits may not be realized, or may not outweigh the technological and other costs associated with any alliance or relationship. In addition, if any of our strategic alliances or commercial relationships deteriorates, or is terminated, our business, financial condition and operational results could be adversely affected.

Our business is subject to extensive regulation which may restrict our growth or our operations or increase our costs.

Our business, financial condition and operational results could be adversely affected if we, or certain aviation authorities in the countries to which we fly, fail to maintain the required foreign and domestic governmental authorizations necessary for our operations. In order to maintain the necessary authorizations issued by the Panamanian Civil Aviation Authority (the Autoridad de Aeronáutica Civil, or the “AAC”), the Colombian Civil Aviation Administration (the Unidad Administrativa Especial de Aeronáutica Civil, or the “UAEAC”), and other corresponding foreign authorities, we must continue to comply with applicable statutes, rules and regulations pertaining to the airline industry, including any rules and regulations that may be adopted in the future. In addition, Panama is a member state of the International Civil Aviation Organization, or “ICAO,” a United Nations specialized agency. ICAO coordinates with its member states and various industry groups to establish and maintain international civil aviation standards and recommended practices and policies, which are then used by ICAO member states to ensure that their local civil aviation operations and regulations conform to global standards. We cannot predict or control any actions that the AAC, the UAEAC, the ICAO or other foreign aviation regulators may take in the future, which could include restricting our operations or imposing new and costly regulations or policies. Also, our fares are subject to review by the AAC, the UAEAC, and the regulators of certain other countries to which we fly, any of which may in the future impose restrictions on our fares.

We are also subject to international bilateral air transport agreements that provide for the exchange of air traffic rights between each of Panama and Colombia, and various other countries, and we must obtain permission from the applicable foreign governments to provide service to foreign destinations. There can be no assurance that existing bilateral agreements between the countries in which our airline operating companies are based and foreign governments will continue, or that we will be able to obtain more route rights under those agreements to accommodate our future expansion plans. Any modification, suspension or revocation of one or more bilateral agreements could have a material adverse effect on our business, financial condition and results of operations. The suspension of our permits to operate to certain airports or destinations, the cancellation of any of our provisional routes, the inability for us to obtain favorable take-off and landing rights at certain high-density airports or the imposition of other sanctions could also have a negative impact on our business. We cannot be certain that a change in a foreign government’s administration of current laws and regulations or the adoption of new laws and regulations will not have a material adverse effect on our business, financial condition and results of operations.

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

The FAA periodically audits the aviation regulatory authorities of other countries. As a result of this inspection, each country is given an International Aviation Safety Assessment, or “IASA”, rating. In connection with its most recent assessment in 2018 and since April 2004, IASA has rated Panama as a Category 1 country, which means that Panama complies with the safety requirements set forth by ICAO. A 2015 ICAO study found significant safety deficiencies in Panama, but the country’s category was not downgraded. A 2017 ICAO study found no significant safety deficiencies in Panama. We cannot guarantee that the government of Panama and the AAC in particular, will continue to meet international safety standards, and we have no direct control over their compliance with IASA guidelines. If Panama’s IASA rating were to be downgraded in the future, it could prohibit us from increasing service to the United States and could affect our code-share arrangement with UAL.

We are highly dependent on our hub at Panama City’s Tocumen International Airport.

Our business is heavily dependent on our operations at our hub at Panama City’s Tocumen International Airport. Most of our Copa flights either depart from or arrive at our hub. Our operations and growth strategy is therefore highly dependent on its facilities and infrastructure, including the success of its multi-phase expansion projects, certain of which have been completed and others, such as Terminal 2, that are underway and have experienced important delays. One of the contractors responsible for the construction of Terminal 2, Norberto Odebrecht Construction, was subject to penalties in 2017 for its past practices related to project approvals. Their involvement in the construction of Terminal 2 may further delay completion of the expansion based on delays related to government approvals of individual projects or if they lack sufficient liquidity to complete their portion of the Tocumen International Airport. Terminal 2 is currently scheduled for completion toward the end of 2019. Due to the magnitude of the construction required for this new Terminal 2, we may experience logistical issues and/or be subject to further increases in passenger taxes and airport charges related to the financing of the construction.

In addition, the hub-and-spoke structure of our operations is particularly dependent on the on-time arrival of tightly coordinated groupings of flights (or banks) to ensure that passengers can make timely connections to continuing flights. Like other airlines, we are subject to delays caused by factors beyond our control, including air traffic congestion at airports, adverse weather conditions, power outages and increased security measures. Delays affect passengers, reduce aircraft utilization and increase costs, all of which in turn negatively affect our profitability. In addition, at its current utilization level, Tocumen International Airport has limited fuel storage capacity. In the event there is a disruption in the transport of fuel to the airport, we may be forced to suspend flights, or do tankering, until fuel levels are reestablished. A significant interruption or disruption in service or fuel at Tocumen International Airport could have a serious impact on our business, financial condition and operating results. Nevertheless, new fuel storage capacity, consisting of three 1 million-gallon tanks, is expected to be added to existing storage capacity during 2019. This would increase airport storage capacity from 1.5 million to 4.5 million gallons, which represents approximately five days of fuel availability at current consumption levels.

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

The airline business is characterized by high leverage. We have significant fixed expenditures in connection with our operating leases and facility rental costs, and substantially all of our property and equipment is pledged to secure indebtedness. For the year ended December 31, 2018, our finance cost, in combination with aircraft and other rental expense under operating leases, totaled $168.4 million. At December 31, 2018, approximately 60.6% of our total indebtedness bore interest at fixed rates and the remainder was determined with reference to LIBOR. Most of our aircraft lease obligations bear interest at fixed rates.

As of December 31, 2018, the Company had one purchase contract with Boeing which entails 67 firm orders of Boeing 737 MAX aircraft, agreed to be delivered between 2019 and 2025. The aircraft under this contract have an approximate value of $8.8 billion based on aircraft list prices, including estimated amounts for contractual price escalation and pre-delivery deposits. We will require substantial capital from external sources to meet our future financial commitments. In addition, the acquisition and financing of these aircraft will likely result in a substantial increase in our leverage and fixed financing costs. A high degree of leverage and fixed payment obligations could:

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

If we fail to successfully operate new aircraft, in particular our new Boeing 737 MAX aircraft, our business could be harmed.

We fly and rely on Boeing and Embraer aircraft. As of December 31, 2018 we operated a fleet of 86 Boeing aircraft and 19 Embraer 190 aircraft. In 2019, we expect to take delivery of nine additional Boeing 737 MAX 9 aircraft.

In the future, we expect to continue incorporating new aircraft into our fleet. This is based on a variety of factors, including the implementation of our growth strategy. Acquisition of new aircraft involves a variety of risks relating to their ability to be successfully placed into service including:

•	manufacturer’s delays in meeting the agreed upon aircraft delivery schedule;

•	difficulties in obtaining financing on acceptable terms to complete our purchase of all of the aircraft we have committed to purchase; and

•	the inability of new aircraft and their components to comply with agreed upon specifications and performance standards.

In addition, we cannot predict the reliability of our new fleet as the aircraft matures. In particular, we cannot predict the reliability of the Boeing 737 MAX aircraft, powered by, Leap 1B engines, from CFM International, which first entered commercial service in May 2017. The LEAP engine was developed by Safran Aircraft Engines and GE through their joint company, CFM International, to power the next generation of single-aisle commercial jets. The LEAP-1B has been selected by Boeing as the exclusive powerplant for the new 737 MAX single-aisle jetliner.

Following the Ethiopian Airlines accident involving a Boeing 737 MAX 8 aircraft on March 10, 2019, we temporarily suspended operations of our 6 Boeing 737 MAX 9 aircraft, after authorities in Panama and other countries grounded worldwide the 737 MAX fleet, during the investigation into the cause of the accident. We had been covering most of our regular operation, with other aircraft in our fleet, with minor cancellations and delays. Any technical issues with our aircraft would increase our maintenance expenses and could cause flight cancellations and other disruptions in our services.

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

For example, as a result of the Company’s continuing fleet optimization and efficiency efforts, in October 2018 the Company signed a letter of intent with Azorra Aviation for the sale of up to six Embraer 190 aircraft, five of which are expected to exit the fleet in 2019. In connection with the transaction, we recognized an impairment charge in respect of our entire Embraer 190 fleet and related spare parts. This impairment generated a one-time non-cash loss of $188.6 million, which was recorded in the fourth quarter of 2018.

We rely on information and other aviation technology systems to operate our businesses and any failure or disruption of these systems may have an impact on our operational and financial results.

We rely upon information technology systems to operate our business and increase our efficiency. We are highly reliant on certain systems for flight operations, maintenance, reservations, check-in boarding, revenue management, baggage handling accounting and cargo distribution. Other systems are designed to decrease distribution costs through internet reservations and to maximize cargo distributions, crew utilization and flight scheduling. These systems may not deliver their anticipated benefits.

In the ordinary course of business, we may upgrade or replace our systems or otherwise modify and refine our existing systems to address changing business requirements. In particular, our digital channels rely on advanced technology and, as this technology is updated, older technology may become obsolete. Our operations and competitive position could be adversely affected if we are unable to upgrade or replace our systems in a timely and effective manner once they become outdated, and any inability to upgrade or replace our systems could negatively impact our financial results.

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

We make extensive use of online services and centralized data processing, including through third-party service providers. The secure maintenance and transmission of customer and employee information is a critical element of our operations. Our information technology and other systems, or those of service providers or business partners that maintain and transmit customer information, may be compromised by a malicious third-party penetration of our security measures, or of a third-party service provider or business partner, or impacted by deliberate or inadvertent actions or inactions by our employees, or those of a third-party service provider or business partner. As a result, personal information may be lost, disclosed, accessed or taken without consent.

We transmit confidential credit card information throughout secure private retail networks and rely on encryption and authentication technology licensed from third parties to provide the security and authentication necessary to effect secure transmission and storage of confidential information, such as customer credit card information. The Company has made significant efforts to secure its data network. If our security or network were compromised in any way, it could have a material adverse effect on the reputation, business, operating results and financial condition of the Company, and could result in a loss of customers. Additionally, any material failure by the Company to achieve or maintain compliance with the Payment Card Industry security requirements or rectify a security issue may result in fines and the imposition of restrictions on the Company’s ability to accept credit cards as a form of payment.

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

The airline industry is by nature cyclical and seasonal, and our operating results may vary from quarter to quarter. In general, demand for air travel is higher in the third and fourth quarters, particularly in international markets, because of the increase in vacation travel during these periods relative to the remainder of the year. We tend to experience the highest levels of traffic and revenue in July and August, with a smaller peak in traffic in December and January. We generally experience our lowest levels of passenger traffic in April and May. Given our high proportion of fixed costs, seasonality can affect our profitability from quarter to quarter. Demand for air travel is also affected by factors such as economic conditions, capacity additions by competitors, war or the threat of war, fare levels and weather conditions.

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

In 2018, approximately 55.3% of our expenses and 44.7% of our revenues were denominated in U.S. dollars, respectively (2017: 59.8% and 43.7%, respectively). A significant part of our revenue is denominated in foreign currencies, including the Brazilian real, Colombian peso and Argentinian peso, which represented 22.7%, 11.3% and 7.2%, respectively (2017: 16.5%, 11.4% and 7.8% respectively). If any of these currencies decline in value against the U.S. dollar, our revenues, expressed in U.S. dollars, and our operating margin would be adversely affected. For example, weakening currencies in Brazil and Argentina impacted yields in the third and fourth quarter of fiscal 2018. We may not be able to adjust our fares denominated in other currencies to offset any increases in U.S. dollar-denominated expenses, increases in interest expense or exchange losses on fixed obligations or indebtedness denominated in foreign currency.

We are also exposed to exchange rate losses, as well as gains, due to the fluctuation in the value of local currencies against the U.S. dollar during the period of time between the times we are paid in local currencies and the time we are able to repatriate the revenues in U.S. dollars. Typically, this process takes between one and two weeks in most countries to which we fly, excluding Venezuela.

Changes in accounting standards could adversely affect our financial results.

The IASB, or other regulatory authorities, periodically introduce modifications to financial accounting and reporting standards or issue new financial accounting and reporting standards under which we prepare our consolidated financial statements. These changes can materially affect the way we present our financial condition and results of operations. We may also be required to retroactively apply new or revised standards, which would require us to restate previous financial statements.

Effective from January 1, 2019, we are required to adopt the new accounting standard IFRS 16 Leases (“IFRS 16”).

IFRS 16 requires significant changes that will affect the accounting treatment for all lease contracts where we act as lessee, other than certain short-term leases and leases of low-value assets. We estimate that the initial application of IFRS 16 will result in the recognition of additional assets and liabilities in a range of approximately $390 million to $430 million, this calculation excluded the impact that would occur if the lease return conditions are included in the ROU (Right of Use) asset and lease liability for which the Company have not yet completed evaluation.

The actual impacts of adopting the standard on January 1, 2019 may change because the new accounting policies are subject to change until the Company presents its first financial statements that include the date of initial application.

See note 6 to our annual consolidated financial statements for more information on the main impacts expected from the initial adoption of IFRS 16.

Our maintenance costs will increase as our fleet ages.

The average age of our fleet was approximately 8.5 years as of December 31, 2018. Historically, we have incurred low levels of maintenance expenses relative to the size of our fleet because most of the parts on our aircraft are covered under multi-year warranties. As our fleet ages and these warranties expire and the mileage on each aircraft increases, our maintenance costs will increase, both on an absolute basis and as a percentage of our operating expenses.

If we enter into a prolonged dispute with any of our employees, many of whom are represented by unions, or if we are required to substantially increase the salaries or benefits of our employees, it may have an adverse impact on our operations and financial condition.

Approximately 63.2% of our 9,450 employees are unionized. There are currently four unions covering our employees based in Panama: the pilots’ union; the flight attendants’ union; the mechanics’ union; and an industry union, which represents ground personnel, messengers, drivers, passenger service agents, counter agents and other non-executive administrative staff. Copa entered into collective bargaining agreements with the pilot’s union in July 2017, the industry union in December 2017, the mechanics’ union in May 2018 and the flight attendants’ union in October 2018. Collective bargaining agreements in Panama typically have four-year terms. In addition to unions in Panama, there are four unions covering employees in Colombia; in Brazil, all airline industry employees in the country are covered by the industry union agreements; employees in Uruguay are covered by an industry union, and airport employees in Argentina are affiliated to an industry union (UPADEP).

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

In 2018, approximately 67.2% of our revenues were derived from tickets sold through third-party distribution channels, including those provided by conventional travel agents, online travel agents, or “OTAs,” or tour operators. We cannot assure that we will be able to maintain favorable relationships with these ticket sellers. Our revenues could be adversely impacted if travel agents or tour operators elect to favor other airlines or to disfavor us. Our relationship with travel agents and tour operators may be affected by:

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

We have several agreements with third-party contractors to provide certain services primarily outside of Panama. Maintenance services include aircraft heavy checks, engine maintenance, overhaul, component repairs and line maintenance activities. In addition to call center services, third-party contractors also provide us with airport services. At airports other than Tocumen International Airport, most of our aircraft services are performed by third-party contractors. Substantially all of our agreements with third-party contractors are subject to termination on short notice. The loss or expiration of these agreements or our inability to renew these agreements or to negotiate new agreements with other providers at comparable rates could negatively impact our business and results of operations. Further, our reliance on third parties to provide reliable equipment or essential services on our behalf could lead us to have less control over the costs, efficiency, timeliness and quality of our service. A contractor’s negligence could compromise our aircraft or endanger passengers and crew. This could also have a material adverse effect on our business. We expect to be dependent on such agreements for the foreseeable future and if we enter any new market, we will need to have similar agreements in place.

We depend on a limited number of suppliers.

We are subject to the risks of having a limited number of suppliers for our aircraft and engines. One of the elements of our business strategy is to save costs by operating a simplified fleet. Copa currently operates a fleet of Boeing 737-700/800 Next Generation aircraft powered by CFM 56-7B engines from CFM International, Embraer 190, powered by CF 34-10 engines from General Electric, and Boeing 737MAX 9, powered by, Leap 1B engines, from CFM International. If any of Boeing, Embraer, CFM International or General Electric are unable to perform their contractual obligations, or if we are unable to acquire or lease new aircraft or engines from aircraft or engine manufacturers or lessors on acceptable terms, we would have to find another supplier for a similar type of aircraft or engine.

If we have to lease or purchase aircraft from another supplier, including in connection with the Boeing 737 MAX aircraft that have been temporarily grounded by global aviation requirements, we could lose the benefits we derive from our current fleet composition. We cannot ensure that any replacement aircraft would have the same operating advantages as the Boeing 737-700/800 Next Generation, Boeing 737 MAX 9 or Embraer 190 aircraft that would be replaced or that Copa could lease or purchase engines that would be as reliable and efficient as the CFM 56-7B, Leap 1B and GE CF34-10. We may also incur substantial transition costs, including costs associated with acquiring spare parts for different aircraft models, retraining our employees, replacing our manuals and adapting our facilities. Our operations could also be harmed by the failure or inability of Boeing, Embraer, CFM International or General Electric to provide sufficient parts or related support services on a timely basis.

Our business would be impacted if a design defect or mechanical problem with any of the types of aircraft, engines or components that we operate were discovered that would ground any of our aircraft while the defect or problem was being addressed, assuming it could be corrected at all. The use of our aircraft could be suspended or restricted by regulatory authorities in the event of any actual or perceived mechanical or design issues. Following the Ethiopian Airlines accident involving a Boeing 737 MAX 8 aircraft, we temporarily suspended operations of our six Boeing 737 MAX 9 aircraft during the investigation into the cause of the accident, as regulatory authorities around the world grounded the aircraft. Our business would also be negatively impacted if the public began to avoid flying with us due to an adverse perception of the types of aircraft that we operate stemming from safety concerns or other problems, whether real or perceived, or in the event of an accident involving those types of aircraft or components.

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

We face intense competition throughout our route network. Overall airline industry profit margins are low and industry earnings are volatile. Airlines compete in the areas of pricing, scheduling (frequency and flight times), on-time performance, frequent flyer programs and other services. Some of our competitors have larger customer bases and greater brand recognition in the markets we serve outside Panama, and some of our competitors have significantly greater financial and marketing resources than we have. Airlines based in other countries may also receive subsidies, tax incentives or other state aid from their respective governments, which are not provided by the Panamanian government. Changes in our interactions with our passengers or our product offerings could negatively impact our business. For example, prior to 2015, we had participated in UAL’s loyalty program, MileagePlus. Starting in July 2015, we launched our own ConnectMiles frequent flyer program. Although, ConnectMiles is allowing us to build a more direct relationship with our customers, it may not be as successful as UAL’s MileagePlus program in building, and maintaining, brand loyalty. In addition, the commencement of, or increase in, service on the routes we serve by existing or new carriers could negatively impact our operating results. Likewise, competitors’ service on routes that we are targeting for expansion may make those expansion plans less attractive.

We compete with a number of other airlines that currently serve some of the routes on which we operate, including Avianca, American Airlines, Delta Air Lines, Aeromexico, and LATAM Group among others. Strategic alliances, bankruptcy restructurings and industry consolidations characterize the airline industry and tend to intensify competition. Several air carriers have merged and/or reorganized, including certain of our competitors, such as LAN-TAM, Avianca-Taca, American-US Airways and Delta-Northwest. As a result, they have benefited from lower operating costs and fare discounting in order to maintain cash flows and to enhance continued customer loyalty.

Traditional hub-and-spoke carriers in the United States and Europe continue to face substantial and increasing competitive pressure from LCCs offering discounted fares. The LCC business model appears to be gaining acceptance in the Latin American aviation industry. The LCCs’ operations are typically characterized by point-to-point route networks focusing on the highest demand city pairs, high aircraft utilization, single class service and fewer in-flight amenities. As a result, we may face new and substantial competition from LCCs in the future, which could result in significant and lasting downward pressure on the fares we charge for flights on our routes. In December 2016, Copa’s subsidiary in Colombia, AeroRepública, launched Wingo, a low-cost business model to serve domestic destinations and some point-to-point international leisure markets, to improve Copa’s position within Colombia, and better compete with low unbundled prices from LCCs. Although we intend to compete vigorously and maintain our strong competitive position in the industry, Avianca, LATAM and Viva Air represent a significant portion of the domestic market in Colombia and have access to greater resources as a result of their larger size. Therefore, Copa faces stronger competition now than in recent years, and its prior results may not be indicative of its future performance.

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

Fuel costs constitute a significant portion of our total operating expenses, representing approximately 30.2% of operating expenses in 2018, 27.3% of operating expenses in 2017 and 27.1% in 2016. Jet fuel costs have been subject to wide fluctuations as a result of increases in demand, sudden disruptions in and other concerns about global supply, as well as market speculation. Both the cost and availability of fuel are subject to many economic, political, weather, environmental and other factors and events occurring throughout the world that we can neither control nor accurately predict, including international political and economic circumstances such as the political instability in major oil-exporting countries in Latin America, Africa and Asia. Any future fuel supply shortage (for example, as a result of production curtailments by the Organization of the Petroleum Exporting Countries, or “OPEC”, a disruption of oil imports, supply disruptions resulting from severe weather or natural disasters, the continued unrest in the Middle East or otherwise could result in higher fuel prices or further reductions in scheduled airline services). We cannot ensure that we would be able to offset any increases in the price of fuel by increasing our fares.

As of December 31, 2018, the Company was not a party to any outstanding fuel hedge contracts, and has adopted a new strategy of remaining unhedged, while regularly reviewing its policies based on market conditions and others factors. For 2019, although we have not hedged any part of our anticipated fuel needs, we continue to evaluate various hedging strategies and may enter into additional hedging agreements in the future, as any substantial and prolonged increase in the price of jet fuel will likely materially and negatively affect our business, financial condition and results of operation.

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

Under Panamanian law, there is a limit on the maximum number of non-Panamanian employees that we may employ. Our need for qualified pilots has at times exceeded the domestic supply and as such, we have had to hire a substantial number of non-Panamanian national pilots. However, we cannot ensure that we will continue to attract Panamanian and foreign pilots. The inability to attract and retain pilots, or a change in Panamanian regulations, may adversely affect our growth strategy by limiting our ability to add new routes or increase the frequency of existing routes.

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

For example, the ICAO has issued the first edition of the Carbon Offsetting and Reduction Scheme for International Aviation (“CORSIA”) to address the increase in total CO2 emissions from international aviation. As Colombia and Panama are member states of ICAO, the Civil Aviation Authorities (“CAAs”) of Panama and Colombia are developing new regulations to implement CORSIA. They expect to make these regulations public at the end of the first quarter of 2019. Under CORSIA, airplane operators must annually report the fuel consumption of their international commercial operations and the corresponding CO2 emissions (domestic operations are excluded from these requirements). The first report must be presented no later than May 2020. Copa Airlines and AeroRepública have already presented to their CAAs the Emission Monitoring Plan (“EMP”) required by CORSIA.

In addition to encouraging CO2 emissions reductions, CORSIA will require airline operators to offset CO2 emissions through payments to authorized carbon banks, which will invest in environmental projects to reduce the global carbon footprint. Copa Airlines and AeroRepública will not be subject to the emissions offsetting requirements until 2027, because Panama and Colombia are not participating in the voluntary first phase of CORSIA.

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

According to International Monetary Fund estimates, during 2019 the Panamanian and Colombian economies are expected to grow by 6.8% and 3.5%, respectively, as measured by their GDP at constant prices. However, if either economy experiences a sustained recession, or significant political disruptions, our business, financial condition or results of operations could be materially and negatively affected.

Any increase in the taxes we or our shareholders pay in Panama or the other countries where we do business could adversely affect our financial performance and results of operations.

We cannot ensure that our current tax rates will not increase. Our income tax expenses were $34.5 million, $49.3 million and $38.3 million in the years ended December 31, 2018, 2017 and 2016, respectively, which represented an effective income tax rate of 28.2%, 11.9% and 10.6%, respectively. We are subject to local tax regulations in each of the jurisdictions where we operate, the great majority of which are related to the taxation of income. In some of the countries to which we fly, we do are not subject to pay income taxes, either because those countries do not have income tax or because of treaties or other arrangements those countries have with Panama. In the remaining countries, we pay income tax at rates ranging from 22% to 34% of income.

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

The Panamanian tax code for the airline industry states that tax is based on net income earned for passenger and cargo traffic with an origin or final destination in the Republic of Panama. The applicable tax rate is currently 25%. Dividends from our Panamanian subsidiaries, including Copa, are separately subject to a 10% percent withholding tax on the portion attributable to Panamanian-sourced income and a 5% withholding tax on the portion attributable to foreign-sourced income. Additionally, a 7% value added tax is levied on tickets issued in Panama for travel commencing in Panama and going abroad, irrespective of where such tickets were ordered. If such taxes were to increase, our financial performance and results of operations could be materially and adversely affected.

Political unrest and instability in Latin American countries in which we operate may adversely affect our business and the market price of our Class A shares.

While geographic diversity helps reduce our exposure to risks in any one country, we operate primarily within Latin America and are thus subject to a full range of risks associated with our operations in these regions. These risks may include unstable political or economic conditions, lack of well-established or reliable legal systems, exchange controls and other limits on our ability to repatriate earnings and changeable legal and regulatory requirements. In Venezuela, for example, we and other airlines and foreign companies may only repatriate cash through specific governmental programs, which may effectively preclude us from repatriating cash for periods of time. In addition, Venezuela has experienced difficult political conditions and declines in the rate of economic growth in recent periods as well as governmental actions that have adversely impacted businesses that operate there. The Company cancelled flights between Panama and Venezuela during April 2018, as a result of a temporary suspension of diplomatic and commercial relations between the two countries. For the year ended December 31, 2018, revenue from the Company’s flights to Venezuela, including connecting traffic, represented about 5.8% of consolidated revenues and direct flights between Panama and Venezuela. During the same period, sales in local currency in Venezuela represented 0.1% of our total sales, respectively. Inflation, any decline in GDP or other future economic, social and political developments in Latin America may adversely affect our financial condition or results of operations.

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

Pursuant to the Panamanian Aviation Act, as amended and interpreted to date, and certain of the bilateral treaties affording us the right to fly to other countries, we are required to be “substantially owned” and “effectively controlled” by Panamanian nationals. Our failure to comply with such requirements could result in the loss of our Panamanian operating license and/or our right to fly to certain important countries. Our Articles of Incorporation (Pacto Social) give special powers to our independent directors to take certain significant actions to attempt to ensure that the amount of shares held in us by non-Panamanian nationals does not reach a level that could jeopardize our compliance with Panamanian and bilateral ownership and control requirements. If our independent directors determine it is reasonably likely that we will be in violation of these ownership and control requirements and our Class B shares represent less than 10% of our total outstanding capital stock (excluding newly issued shares sold with the approval of our independent director’s committee), our independent directors will have the power to issue additional Class B shares or Class C shares with special voting rights solely to Panamanian nationals. See “Item 10B. Memorandum and Articles of Association—Description of Capital Stock”.

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

All of our Class B shares, representing approximately 25.9% of the economic interest in Copa Holdings and 100% of the voting power of our capital stock, are owned by Corporación de Inversiones Aéreas, S.A., or “CIASA”, a Panamanian entity. CIASA is in turn controlled by a group of Panamanian investors. In order to comply with the Panamanian Aviation Act, as amended and interpreted to date, we have amended our organizational documents to modify our share capital so that CIASA will continue to exercise voting control of Copa Holdings. CIASA will not be able to transfer its voting control unless control of our Company will remain with Panamanian nationals. CIASA will maintain voting control of the Company so long as CIASA continues to own a majority of our Class B shares and the Class B shares continue to represent more than 10% of our total share capital (excluding newly issued shares sold with the approval of our independent director’s committee). Even if CIASA ceases to own the majority of the voting power of our capital stock, CIASA may continue to control our Board of Directors indirectly through its control of our Nominating and Corporate Governance Committee. As the controlling shareholder, CIASA may direct us to take actions that could be contrary to other shareholders’ interests and under certain circumstances CIASA will be able to prevent other shareholders, including you, from blocking these actions. Also, CIASA may prevent change of control transactions that might otherwise provide an opportunity to dispose of or realize a premium on investments in our Class A shares.

The Class A shares will only be permitted to vote in very limited circumstances and may never have full voting rights.

The holders of Class A shares have no right to vote at our shareholders’ meetings except with respect to corporate transformations of Copa Holdings, mergers, consolidations or spin-offs of Copa Holdings, changes of corporate purpose, voluntary delisting of the Class A shares from the NYSE, the approval of nominations of our independent directors and amendments to the foregoing provisions that adversely affect the rights and privileges of any Class A shares. The holders of Class B shares have the power to elect the Board of Directors and to determine the outcome of all other matters to be decided by a vote of shareholders. Class A shares will not have full voting rights unless the Class B shares represent less than 10% of our total capital stock (excluding newly issued shares sold with the approval of our independent director’s committee). See “Item 10B. Memorandum and Articles of Association—Description of Capital Stock”. We cannot assure that the Class A shares will ever carry full voting rights.

Substantial future sales of our Class A shares by CIASA could cause the price of the Class A shares to decrease.

CIASA owns all of our Class B shares, and those Class B shares will be converted into Class A shares if they are sold to non-Panamanian investors. In connection with our initial public offering in December 2005, Continental and CIASA reduced their ownership of our total capital stock from 49.0% to approximately 27.3% and from 51.0% to approximately 25.1%, respectively. In a follow-on offering in June 2006, Continental further reduced its ownership of our total capital stock from 27.3% to 10.0%. In May 2008, we and CIASA released Continental from its standstill obligations and they sold down their remaining shares in the public market. CIASA holds registration rights with respect to a significant portion of its shares pursuant to a registration rights agreement entered into in connection with our initial public offering. In March 2010, CIASA converted a portion of its Class B shares into 1.6 million non-voting Class A shares and sold such Class A shares in an SEC-registered public offering. In the event CIASA seeks to reduce its ownership below 10% of our total share capital, our independent directors may decide to issue special voting shares solely to Panamanian nationals to maintain the ownership requirements mandated by the Panamanian Aviation Act. As a result, the market price of our Class A shares could drop significantly if CIASA further reduces its investment in us, other significant holders of our shares sell a significant number of shares or if the market perceives that CIASA or other significant holders intend to sell their shares. As of December 31, 2018 CIASA owned 25.9% of Copa Holdings’ total capital stock.

Holders of our common stock are not entitled to preemptive rights, and as a result, shareholders may experience substantial dilution upon future issuances of stock by us.

Under Panamanian corporate law and our organizational documents, holders of our Class A shares are not entitled to any preemptive rights with respect to future issuances of capital stock by us. Therefore, unlike companies organized under the laws of many other Latin American jurisdictions, we are free to issue new shares of stock to other parties without first offering them to our existing Class A shareholders. In the future we may sell Class A or other shares to persons other than our existing shareholders at a lower price than the shares already sold, and as a result, shareholders may experience substantial dilution of their interest in us.

Shareholders may not be able to sell our Class A shares at the price or at the time desired because an active or liquid market for the Class A shares may not continue.

Our Class A shares are listed on the NYSE. During the three months ended December 31, 2018, the average daily trading volume for our Class A shares as reported by the NYSE was approximately 531,602 shares. Active, liquid trading markets generally result in lower price volatility and more efficient execution of buy and sell orders for our investors. The liquidity of a securities market is often affected by the volume of shares publicly held by unrelated parties. We cannot predict whether an active liquid public trading market for our Class A shares will be sustained.

Our operations in Cuba may adversely affect the market price of our Class A shares

We currently offer passenger, cargo and mail transportation services to and from Cuba. For the year ended December 31, 2018, our transported passengers to and from Cuba represented approximately 4.5% of our total passengers. Our operating revenues from Cuban operations during the year ended December 31, 2018 represented approximately 2.3% of our total consolidated operating revenues for such year. Our assets located in Cuba are not significant.

The U.S. Department of the Treasury’s Office of Foreign Assets Control (OFAC) administers and enforces economic and trade sanctions based on U.S. foreign policy against Cuba, and groups opposed to the Cuban regime may seek to use U.S. sanctions to exert pressure on companies doing business in Cuba. Although Cuba has been removed from the U.S. Department of State’s list of state sponsors of terrorism, uncertainty remains over the future of U.S. economic sanctions against Cuba and the impact such sanctions will have on our operations, particularly if the United States impose additional relevant sanctions. Additionally, on March 4, 2019, the U.S. Department of State announced that the U.S. government would issue only a limited suspension of Title III of the Cuban Liberty and Democratic Solidarity (Libertad) Act of 1996 (popularly known as the Helms-Burton Act) for an additional 30 days. Title III of Helms-Burton, which has been suspended since 1996, provides a cause of action for U.S. nationals to bring claims against any person who traffics in property expropriated by the Cuban Government. Both the possibility that the U.S. government decides to no longer suspend Title III of Helms-Burton and the scope of any potential claims are uncertain. If Title III of Helms-Burton comes into force, companies such as ours with commercial dealings in Cuba could face claims for damages.

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

In February 2016, the Board of Directors approved a change to the dividend policy to limit aggregate annual dividends to an amount equal to 40% of the previous year’s annual consolidated underlying net income, to be distributed in equal quarterly installments subject to board ratification each quarter. Our Board of Directors may, in its sole discretion and for any reason, amend or repeal any aspect of this dividend policy. Our Board of Directors may decrease the level of dividends provided for in this dividend policy or entirely discontinue the payment of dividends. Future dividends with respect to shares of our common stock, if any, will depend on, among other things, our results of operations, cash requirements, financial condition, contractual restrictions, business opportunities, provisions of applicable law and other factors that our Board of Directors may deem relevant. See “Item 8A. Consolidated Statements and Other Financial Information—Dividend Policy”.

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

Under Law No. 21 of January 29, 2003, as amended and interpreted to date, or the “Aviation Act”, which regulates the aviation industry in the Republic of Panama, Panamanian nationals must exercise “effective control” over the operations of the airline and must maintain “substantial ownership”. Under certain of the bilateral agreements between Panama and other countries pursuant to which we have the right to fly to those other countries and over their territories, we must also continue to have substantial Panamanian ownership and effective control by Panamanian nationals to retain these rights. On November 25, 2005, the Executive Branch of the Government of Panama promulgated a decree stating that the “substantial ownership” and “effective control” requirements of the Aviation Act are met if a Panamanian citizen or a Panamanian company is the record holder of shares representing 51% or more of the voting power of the Company. Although the decree has the force of law for so long as it remains in effect, it does not supersede the Aviation Act, and it could be modified or superseded at any time by a future Executive Branch decree. Additionally, the decree has no binding effect on regulatory authorities of other countries whose bilateral agreements impose Panamanian ownership and control limitations on us. These phrases are not defined in the Aviation Act itself or in the bilateral agreements to which Panama is a party, and it is unclear how a Panamanian court or, in the case of the bilateral agreements, foreign regulatory authorities, would interpret them.

The share ownership requirements and transfer restrictions contained in our Articles of Incorporation, as well as the dual-class structure of our voting capital stock, are designed to ensure compliance with these ownership and control restrictions. See “Item 10B. Memorandum and Articles of Association—Description of Capital Stock”. At the present time, CIASA is the record owner of 100% of our Class B voting shares, representing approximately 25.9% of our total share capital and all of the voting power of our capital stock. These provisions of our Articles of Incorporation may prevent change of control transactions that might otherwise provide an opportunity to realize a premium on investments in our Class A shares. They also ensure that Panamanians will continue to control all the decisions of our Company for the foreseeable future.

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

On May 6, 1998, Copa Holdings, S.A., the holding company for Copa and related companies was incorporated as a sociedad anónima under the laws of Panama to facilitate the sale by CIASA of a 49% stake in Copa Holdings to Continental. In connection with Continental’s investment, we entered into an extensive alliance agreement with Continental providing for code-sharing, joint marketing, technical exchanges and other cooperative initiatives between the airlines. At the time of our initial public offering in December 2005, Continental reduced its ownership of our total capital stock from 49% to approximately 27.3%. In a follow-on offering in June 2006, Continental further reduced its ownership of our total capital stock from 27.3% to 10.0%. In May 2008, Continental sold its remaining shares in the public market. In March 2010, CIASA sold 4.2% of its interest and as of December 31, 2018 held 25.9% of our total capital stock.

Since 1998, we have grown and modernized our fleet while improving customer service and reliability. Copa has expanded its operational fleet from 13 aircraft to 105 aircraft at December 31, 2018. In 1999, we received our first Boeing 737-700s, in 2003 we received our first Boeing 737-800, and in 2005 we received our first Embraer 190. In the first quarter of 2005, we completed our fleet renovation program and discontinued the use of our last Boeing 737-200. Since 2005, we have expanded from 24 destinations in 18 countries to 80 destinations in 32 countries. We plan to continue our expansion, which includes increasing our fleet, over the next several years. In 2018, we took delivery of our first four Boeing 737 MAX 9 aircraft.

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

In addition, on November 30, 2018, we disclosed that we have entered into a three-way joint business agreement (“JBA”) with UAL and Avianca that is intended to cover our combined network between the United States and Latin America (except Brazil). We, UAL and Avianca intend to apply for regulatory approval of the JBA and an accompanying grant of antitrust immunity from the U.S. Department of Transportation and other relevant agencies. However, we can provide no assurances as to whether or when the parties will receive such approvals, and we do not plan to implement the JBA until we have received such approvals.

Our registered office is located at Avenida Principal y Avenida de la Rotonda, Urbanización Costa del Este, Complejo Business Park, Torre Norte, Parque Lefevre, Panama City, Panama and our telephone number is +507 304-2774. The website of Copa Airlines is www.copaair.com. Information contained on, or accessible through, this website is not incorporated by reference herein and shall not be considered part of this annual report. Our agent for service of process in the United States is Puglisi & Associates, 850 Library Avenue, Suite 204, Newark, Delaware 19715, and its telephone number is +(302) 738-6680. Also, the SEC maintains an internet site (www.sec.gov) that contains reports, proxy and information statements and other information about the Company that the Company has filed electronically with the SEC.

Capital Expenditures

During 2018, our capital expenditures were $183.1 million, which consisted primarily of advance payments on aircraft purchase contracts, offset by reimbursement of advance payments on aircraft purchase contracts. During 2017, our capital expenditures were $272.4 million, which consisted primarily of advance payments on aircraft purchase contracts, offset by reimbursement of advance payments on aircraft purchase contracts. During 2016, our capital expenditures were $106.7 million, which consisted primarily of the acquisition of property and equipment, offset by reimbursement of advance payments on aircraft purchase contracts.

B. Business Overview

We are a leading Latin American provider of airline passenger and cargo service through our two principal operating subsidiaries, Copa Airlines and Copa Colombia. Copa Airlines operates from its strategically-located position in the Republic of Panama, and Copa Colombia flies from Colombia to Copa Airlines Hub of the Americas in Panama, and operates a low-cost business model within Colombia and various cities in the region. As of December 31, 2018 we operate a fleet of 105 aircraft, 82 Boeing 737-Next Generation aircraft, 19 Embraer 190 aircraft and four Boeing 737 MAX 9 aircraft to meet our growing capacity requirements. The Company had one purchase contract with Boeing which entails 67 firm orders of Boeing 737 MAX aircraft, agreed to be delivered between 2019 and 2025.

Copa currently offers approximately 363 daily scheduled flights among 80 destinations in 32 countries in North, Central and South America and the Caribbean from its Panama City hub. Copa provides passengers with access to flights to more than 200 other destinations through code-share arrangements with UAL and other airlines pursuant to which each airline places its name and flight designation code on the other’s flights. Through its Panama City hub, Copa is able to consolidate passenger traffic from multiple points to serve each destination effectively.

Copa began its strategic alliance with Continental in 1998. Since then, Copa, Continental and Continental’s successor, United Airlines, or “UAL” or “United”, have conducted joint marketing and code-sharing arrangements. On October, 2010, Continental merged with United Airlines. The combined carrier took the United Airlines name but uses the former Continental’s livery and logo. All of the service and alliance agreements we had in place with Continental have been transferred to the combined UAL entity. We believe that Copa’s co-branding and joint marketing activities, which continue with UAL, have enhanced its brand in Latin America, and that the relationship with UAL has afforded it cost-related benefits, such as improved purchasing power in negotiations with aircraft vendors and insurers. We have reached a mutually beneficial arrangement with UAL and extended the term, and continue with, an updated alliance agreement from May 2016 forward. Due to the long-standing alliance relationship with Continental, and in order to ensure Copa remained fully aligned with Continental on a number of important joint initiatives, Copa officially joined Star Alliance on June 21, 2012, which Continental had joined at the end of 2009.

Since January 2001, we have grown significantly and have established a track record of consistent profitability, with the one exception of 2015. Although in 2015 and 2016 our revenues and margins decreased as compared to 2014, our total operating revenues increased from $0.3 billion in 2001 to $2.7 billion in 2018 while our operating income also increased from $25.0 million to $145.0 million over the same period.

Our Strengths

We believe our primary business strengths that have allowed us to compete successfully in the airline industry include the following:

•

Our “Hub of the Americas” airport is strategically located. We believe that Copa’s base of operations at the geographically central location of Tocumen International Airport in Panama City, Panama provides convenient connections to our principal markets in North, Central and South America and the Caribbean, enabling us to consolidate traffic to serve several destinations that do not generate enough demand to justify point-to-point service. Flights from Panama operate with few service disruptions due to weather, contributing to high completion factors and on-time performance. Tocumen International Airport’s sea-level altitude allows our aircraft to operate without the performance restrictions they would be subject to in higher altitude airports. We believe that Copa’s hub in Panama allows us to benefit from Panama City’s status as a center for financial services, shipping and commerce and from Panama’s stable, dollar-based economy, free-trade zone and growing tourism.

•

We focus on keeping our operating costs low. In recent years, our low operating costs and efficiency have contributed significantly to our profitability. Our operating CASM, excluding costs for fuel was 6.54 ¢ in 2014, 6.45¢ in 2015, 6.48¢ in 2016, 6.37¢ in 2017 and 6.84¢ in 2018. We believe that our cost per available seat mile reflects our modern fleet, efficient operations and the competitive cost of labor in Panama.

•

We operate a modern fleet. Our fleet consists of Boeing 737-MAX, Boeing 737 -Next Generation and Embraer 190 aircraft equipped with winglets and other modern cost-saving and safety features. Over the next several years, we intend to enhance our modern fleet through the addition of 67 Boeing 737 MAX aircraft to be delivered between 2019 and 2025. We believe that our modern fleet contributes to our on-time performance and high completion factor (percentage of scheduled flights not cancelled).

•

We believe Copa has a strong brand and a reputation for quality service. We believe that the Copa brand is associated with value to passengers, providing world-class service and competitive pricing. For the year ended December 31, 2018, Copa’s statistic for on-time performance, according to DOT standard methodology of arrivals within 14 minutes of scheduled arrival time, was 89.8% and its completion factor was 99.5%. We believe our focus on customer service has helped to build passenger loyalty. In addition, the excellent response to our new loyalty program, ConnectMiles, demonstrates the strong affinity Copa customers have for the brand. During 2018 we were recognized by OAG as the most on-time airline in the world, and by Flight Stats, for the sixth consecutive year as the most on-time airline in Latin America.

•

Our management fosters a culture of teamwork and continuous improvement. Our management team has been successful at creating a culture based on teamwork and focused on continuous improvement. Each of our employees has individual objectives based on corporate goals that serve as a basis for measuring performance. When corporate operational and financial targets are met, employees are eligible to receive bonuses according to our profit sharing program. See “Item 6D. Employees”. We also recognize outstanding performance of individual employees through company-wide recognition, one-time awards, special events and, in the case of our senior management, grants of restricted stock and stock options. Our goal-oriented culture and incentive programs have contributed to a motivated work force that is focused on satisfying customers, achieving efficiencies and growing profitability.

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

•

Emphasize superior service and value to our customers. We intend to continue to focus on satisfying our customers and earning their loyalty by providing a combination of superior service and competitive fares. We believe that continuing our operational success in keeping flights on time, reducing mishandled luggage and offering convenient schedules to attractive destinations will be essential to achieving this goal. In January 2019, we were recognized by OAG as the most on-time airline in the world. We intend to continue to incentivize our employees to improve or maintain operating and service metrics relating to our customers’ satisfaction by continuing our profit sharing plan and employee recognition programs. We will continue to reward our customer loyalty with, ConnectMiles awards, upgrades and access to our Copa Club lounges.

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

According to data from the International Air Transport Association, or “IATA”, Latin America comprised approximately 7.0% of international worldwide passengers flown in 2017 or 286 million passengers.

The Central American aviation market is dominated by international traffic. According to data from IATA, international revenue passenger kilometers, or “RPKs”, are concentrated between North America and Central America. This segment represented 78% of international RPKs flown to and from Central America in 2017, compared to 16.4% RPKs flown between Central America and South America and 5.9% for RPKs flown between Central American countries. Total RPKs flown on international flights to and from Central America increased 7.1%, and load factors on international flights to and from Central America were 82% on average.

The chart below details passenger traffic between regions in 2017:

	2017 IATA Traffic Results
	Passenger Kms Flown		Available Seat Kms		Passenger Load Factor
	(Millions)	Change (%)	(Millions)	Change (%)	Load Factor	Change (%)
North America—Central America / Caribbean	156,285	6.7	188,888	6.7	82.7%	0.0 p.p.
North America—South America	98,206	0.9	117,098	0.7	83.9%	0.1 p.p.
Within South America	44,942	10.5	54,992	8.2	81.7%	1.7 p.p.
Central America/Caribbean—South America	33,051	8.5	39,544	5.1	83.6%	2.6 p.p.
Within Central America	11,855	8.1	15,304	0.6	77.5%	5.3 p.p.

Panama serves as a hub for connecting passenger traffic between major markets in North, South, and Central America and the Caribbean. Accordingly, passenger traffic to and from Panama is significantly influenced by economic growth in surrounding regions. Major passenger traffic markets in North, South and Central America experienced growth in their GDP in 2018. Preliminary figures indicate that real GDP increased by 4.60% in Panama and by 2.81% in Colombia, according to data of the World Economic and Financial Survey conducted by the International Monetary Fund or “IMF”.

	GDP (in US$ billions)		GDP per Capita
	2018	2018	2018
	Current Prices (US$)	Real GDP (% Growth)	Current Prices (US$)
Argentina	475	(2.6)	10,667
Brazil	1,909	1.4	9,127
Chile	300	4.0	16,143
Colombia	337	2.8	6,761
Mexico	1,199	2.2	9,614
Panama	66	4.6	15,877
USA	20,513	2.9	62,518

Source: International Monetary Fund, World Economic Outlook Database, October 2018

Panama has benefited from a stable economy with moderate inflation and steady GDP growth. According to IMF estimates, from 2012 to 2018, Panama’s real GDP grew at an average annual rate of 6.1%, while inflation averaged 2.3% per year. The IMF currently estimates Panama’s population to be approximately 4.16 million in 2018, with the majority of the population concentrated in Panama City, where our hub at Tocumen International Airport is located. We believe the combination of a stable, service-oriented economy and steady population growth has helped drive our domestic origin and destination passenger traffic.

Domestic travel within Panama primarily consists of individuals visiting families as well as domestic and foreign tourists visiting the countryside. Most of this travel is done via ground transportation, and its main flow is to and from Panama City, where most of the economic activity and population is concentrated. Demand for domestic air travel is growing and relates primarily to leisure travel from foreign and local tourists. Since January 2015, Copa has operated daily flights to the second-largest city in Panama, David in Chiriqui. The remaining market is served primarily by one local airline, Air Panama, which operates a fleet primarily consisting of turbo prop aircraft generally with less than 50 seats. This airline offers limited international service and operates in the secondary Marcos Gelabert airport of Panama City, which is located 30 minutes by car from Tocumen International Airport.

Colombia is the third largest country in Latin America in terms of population, with a population of approximately 49.834 million in 2018 according to the IMF, and has a land area of approximately 440,000 square miles. Colombia’s GDP is estimated to be $336.94 billion for 2018, and per capita income was approximately $6.8 thousand (current prices) according to the IMF. Colombia’s geography is marked by the Andean mountains and an inadequate road and rail infrastructure, making air travel a convenient and attractive transportation alternative. Colombia shares a border with Panama, and for historic, cultural and business reasons it represents a significant market for many Panamanian businesses.

Route Network and Schedules

As of December 31, 2018, Copa provided regularly-scheduled flights to 80 cities in North, Central and South America and the Caribbean. The majority of Copa flights operate through our hub in Panama City which allows us to transport passengers and cargo among a large number of destinations with service that is more frequent than if each route were served directly.

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

As a part of our strategic relationship with UAL, Copa provides flights through code-sharing arrangements to over 200 other destinations. In addition to code-shares provided with our Star Alliance partners, Copa also has code-sharing arrangements in place with several other carriers, including Air France, KLM, Iberia, Emirates, Gol, Azul, Tame, Cubana and Aeromexico.

In addition to increasing the frequencies to destinations we already serve, Copa’s business strategy is also focused on adding new destinations across Latin America, the Caribbean and North America in order to increase the attractiveness of our Hub of the Americas at Tocumen International Airport for intra-American traffic. We currently plan to introduce new destinations and to increase frequencies to many of the destinations that Copa currently serves. Our Embraer 190 aircraft, together with the Boeing 737 aircraft, allow us to improve our service by increasing frequencies and service to new destinations with the right-sized aircraft.

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

Revenue by Region

The following table shows our revenue generated in each of our major operating regions.

	Year Ended December 31,
Region	2018	2017	2016	2015	2014
North America (1)	26.4%	24.1%	28.8%	24.8%	20.5%
South America	46.6%	48.6%	42.2%	45.7%	55.1%
Central America (2)	21.8%	22.1%	23.1%	23.3%	19.7%
Caribbean (3)	5.2%	5.2%	5.9%	6.2%	4.7%

(1)	Includes USA, Canada, Mexico
(2)	Includes Panama
(3)	Cuba, Dominican Republic, Haiti, Jamaica, Puerto Rico, Aruba, Curaçao, St. Maarten, Bahamas, Barbados, and Trinidad and Tobago

Airline Operations

Passenger Operations

Passenger revenue accounted for approximately $2,587.4 million in 2018, $2,444.3 million in 2017, and $2,148.5 million in 2016, representing 96.6%, 96.9%, and 96.8%, respectively, of Copa’s total revenues. Leisure traffic, which makes up close to half of Copa’s total traffic, tends to coincide with holidays, school vacations and cultural events and peaks in July and August, and again in December and January. Despite these seasonal variations, Copa’s overall traffic pattern is relatively stable due to the constant influx of business travelers. Approximately one third of Copa’s passengers regard Panama City as their destination or origination point, and most of the remaining passengers pass through Panama City in transit to other points on our route network.

Cargo Operations

In addition to our passenger service, we make efficient use of extra capacity in the belly of our aircraft by carrying cargo. Our cargo operations consist principally of freight service. Copa’s cargo business generated revenues of approximately $62.5 million in 2018, $55.3 million in 2017, and $54.0 million in 2016, representing 2.3%, 2.2%, and 2.4% respectively, of Copa’s operating revenues. We primarily move our cargo in the belly of our aircraft; however, we also wet-lease and charter freighter capacity when necessary to meet our cargo customers’ needs.

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

On October 1, 2010, Continental merged with United Airlines and became a wholly-owned subsidiary of UAL. All the benefits from our previous alliance with Continental were recognized by UAL. Our alliance relationship with Continental enjoyed a grant of antitrust immunity from the U.S. Department of Transportation, or “DOT”. The DOT issued a “route transfer order” document after Continental merged with UAL, whereby the existing antitrust immunity grant between Continental and Copa Airlines is now in effect between UAL and Copa Airlines.

As a result of our alliance, we have benefited from Continental’s and now UAL’s expertise and experience over the years. For example, prior to July 2015 when we launched our own frequent flyer program, ConnectMiles, we adopted Continental’s OnePass (now UAL’s MileagePlus) frequent flyer program and rolled out a co-branded joint product in most of Latin America, which enabled Copa to develop brand loyalty among travelers. The co-branding of the OnePass (now MileagePlus) loyalty program helped Copa to leverage the brand recognition that Continental already enjoyed across Latin America and has enabled Copa to compete more effectively against regional competitors such as Avianca and the Oneworld alliance represented by American Airlines and LATAM Airlines. We also have adopted several important information technology systems, such as the SHARES computer reservation system in an effort to maintain commonality with UAL.

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

Alliance Agreement. Under our current alliance agreement with UAL, both entities agree to continue their code-sharing relationship with extensions as they feel appropriate and to work to maintain our antitrust immunity with the DOT. In order to support the code-sharing relationship, the alliance agreement also contains provisions mandating a continued frequent flyer relationship between the airlines, setting minimum levels of quality of service for the airlines and encouraging cooperation in marketing and other operational initiatives. Other than by expiration as described above, the agreement is also terminable by either airline in cases of, among other things, uncured material breaches of the alliance agreement, bankruptcy, termination of the services agreement for breach, termination of the frequent flyer participation agreement without entering into a successor agreement, certain competitive activities, certain changes of control of either of the parties and certain significant operational service failures.

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

Joint Business Agreement

Copa Airlines recently announced it has reached an agreement with UAL and Avianca for a JBA that, pending government approval, is expected to provide substantial benefits for customers, communities and the marketplace for air travel between the United States and 19 countries in Central and South America.

By integrating their complementary route networks into a collaborative revenue-sharing JBA, Copa, United and Avianca will offer customers many benefits, including:

•	Integrated, seamless service in more than 12,000 city pairs.

•	New nonstop routes.

•	Additional flights on existing routes, and

•	Reduced travel times.

The carriers expect the agreement to drive significant traffic growth at major gateway cities throughout Latin America, which the carriers believe should help bring new investment and create more economic development opportunities for their communities. Further, the carriers anticipate the JBA will provide customers with expanded codeshare flight options, competitive fares and a more streamlined travel experience.

Additionally, allowing the three carriers to serve customers as if they were a single airline is expected to enable the companies to better align their frequent flyer programs, coordinate flight schedules and look to improve the overall travel experience.

To enable the deep coordination required to deliver these benefits to consumers, communities and the marketplace, Copa, United and Avianca plan to apply for regulatory approval of the agreement and an accompanying grant of antitrust immunity from the DOT and other regulatory agencies. The parties plan to fully implement the JBA after receiving the necessary government approvals.

The JBA currently includes cooperation between the U.S. and Central and South America, excluding Brazil. With the recently concluded Open Skies agreement between the US and Brazil, the carriers are exploring the possibility of adding Brazil to the JBA.

Once approved, the JBA will enable deep commercial and strategic cooperation that will apply exclusively in the itineraries between Latin America and the U.S. contemplated in the agreement, but each of the three airlines will remain independent companies.

Sales, Marketing and Distribution

Sales and Distribution. Approximately 65.3% of sales during 2018 were completed through travel agents, including OTAs and other airlines while approximately 34.7% were direct sales via our city ticket offices, or “CTOs”, call centers, airport counters or website. In recent years, travel agents’ base commissions have decreased significantly in most markets as more efficient back-end incentive programs have been implemented to reward selected travel agencies that exceed their sales targets.

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

Advertising and Promotional Activities. In recent years, we have increased our use of digital marketing, including social media via Facebook, Instagram and Twitter to enhance our brand image and engage customers in a new way. Although the majority of our efforts are currently focused on digital channels, our advertising and promotional activities also include the use of television, print, radio and billboards, as well as targeted public relation events in the cities where we fly. We believe that the corporate traveler is an important part of our business, and we particularly promote our service to these customers by conveying the reliability, convenience and consistency of our service and offering value-added services such as convention and conference travel arrangements. We also promote package deals for the destinations where we fly through combined efforts with selected hotels and travel agencies.

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

Copa competes with a number of other airlines that currently serve the routes on which we operate, including Avianca, American Airlines, Delta Airlines, Spirit, JetBlue, Azul, Aeromexico, Viva Air, Volaris and LATAM, among others. In order to remain competitive, we must constantly react to changes in prices and services offered by our competitors.

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

Traditional hub-and-spoke carriers in the United States and Europe have in recent years faced substantial and increasing competitive pressure from low-cost carriers offering discounted fares. The low-cost carriers’ operations are typically characterized by point-to-point route networks focusing on the highest demand city pairs, high aircraft utilization, single class service and fewer in-flight amenities. As evidenced by the operations of competitors in South and Central American countries it is clear that low-cost carriers are gaining acceptance in the Latin American aviation industry.

With respect to our cargo operations, we will continue to face competition from all of the major airfreight companies, most notably DHL, which has a cargo hub operation at Tocumen International Airport.

Aircraft

As of December 31, 2018, Copa operated a fleet consisting of 105 aircraft, including 14 Boeing 737-700 Next Generation aircraft, 68 Boeing 737-800 Next Generation aircraft, four Boeing 737 MAX 9 aircraft and 19 Embraer 190 aircraft. Copa’s Boeing 737 MAX 9 aircraft have been temporarily grounded, pending the investigation of the cause of the Ethiopian Airlines accident involving a Boeing 737 MAX 8 aircraft. As of December 31, 2018, Copa had firm orders to purchase 67 Boeing 737 MAX aircraft to be delivered between 2019 and 2025. In October 2018 Copa signed a letter of intent with Azorra Aviation for the sale of up to six Embraer 190 aircraft, five of which are expected to exit the fleet in 2019. In connection with the transaction, Copa recognized an impairment charge in respect of its entire Embraer 190 fleet and related spare parts.

The current composition of the Copa fleet as of December 31, 2018 is fully described below:

	Number of Aircraft			Remaining	Average Age	Seating
Average Term of Lease	Total	Owned	Leased	(Years)	(Years)	Capacity
Boeing 737 MAX	4	4	0	—	0.2	166
Boeing 737-700	14	12	2	2.3	16.6	124/142
Boeing 737-800	68	41	27	3.3	6.4	154/160
Embraer 190	19	19	0	—	11.7	94/100

Total	105	76	29	3.2	8.5	—

The table below describes the expected size of our fleet at the end of each year set forth below, assuming delivery of all aircraft for which we currently have firm orders but not taking into account any aircraft for which we have purchase rights and options:

Aircraft Type	2019	2020	2021	2022	2023
737-700(1)	14	16	14	14	14
737-800	68	65	61	56	50
737-MAX(2)	13	22	34	46	58
Embraer 190(3)	14	13	13	13	13

Total Fleet	109	116	122	129	135

(1)	Assumes the return of leased aircraft upon expiration of lease contracts.
(2)	We have the flexibility to choose between the different members of the 737 MAX family.
(3)	Include the sale of five E90 to Azorra Aviation.

The Boeing 737 aircraft currently in our fleet are fuel-efficient and suit our operations well for the following reasons:

•	They have simplified maintenance procedures.

•	They require just one type of standardized training for our crews.

•	They have one of the lowest operating costs in their class.

Our focus on profitable operations means that we periodically review our fleet composition. As a result, our fleet composition changes over time when we conclude that adding other types of aircraft will help us achieve this goal. Following our growth strategy, we placed an order for 71 Boeing 737 MAX aircraft, four of which were delivered in 2018. The 737 MAX will provide additional benefits to the current fleet such as fuel efficiency, longer range and additional capacity compared to the current Copa seat configuration.

Through several special purpose vehicles, we currently have beneficial ownership of 76 of our aircraft, including 19 Embraer 190s. In addition, we lease two of our Boeing 737-700s and 27 of our Boeing 737-800s under long-term operating lease agreements that have an average remaining term of 3.3 years. Leasing some of our aircraft provides us with flexibility to change our fleet composition if we consider it to be in our best interests to do so. We make monthly rental payments, some of which are based on floating rates, but we are not required to make termination payments at the end of the lease. Currently, we do not have purchase options under any of our operating lease agreements. Under our operating lease agreements, we are required to make supplemental rent payments at the end of the lease that are calculated with reference to the aircraft’s maintenance schedule. In either case, we must return the aircraft in the agreed-upon condition at the end of the lease term. Title to the aircraft remains with the lessor. We are responsible for the maintenance, servicing, insurance, repair and overhaul of the aircraft during the term of the lease.

To better serve the growing number of business travelers, we offer a business class (Clase Ejecutiva) configuration in our fleet. Our business class service features upgraded meal service, special check-in desks, bonus mileage for full-fare business class passengers and access to VIP lounges. In each of our Boeing 737-700 aircraft, we offer 12 business class luxury seats with 38-inch pitch. Our Boeing 737-800 aircraft currently have two different configurations, one with 16 business class seats with 38-inch pitch; and a second, with 49-inch pitch seats, which is currently being used in 36 of our 737-800s. In order to accommodate these luxury seats, a row from economy class was removed, decreasing the total number of seats in those aircraft from 160 to 154. On our Embraer 190s, we offer two different configurations, one with 12 business class seats in a four abreast configuration with 40-inch pitch, and one with 10 business class seats in a three abreast configuration with 38-inch pitch. The Boeing 737 MAX 9 aircraft feature 16 comfortable lie-flat seats in business class (Dreams) and a total of 166 seats.

Also, within the Copa Holdings fleet, there are four 737-700s dedicated to the operations of Wingo. These aircraft are equipped with 142 economy class seats.

Each of our Boeing 737-Next Generation aircraft is powered by two CFM International Model CFM 56-7B engines. Each of our Embraer 190 aircraft is powered by two CF34-10 engines made by General Electric. Our Boeing 737 MAX 9 aircraft are powered by two CFM International Leap 1B engines. We currently have 14 spare engines for service replacements and for periodic rotation through our fleet.

Maintenance

The maintenance performed on our aircraft can be divided into two general categories: line and heavy maintenance. Line maintenance consists of routine, scheduled maintenance checks on our aircraft, including pre-flight, service visits, “A-checks” and any diagnostics and routine repairs. Copa’s line maintenance is performed by Copa’s own technicians at our main base in Panama and/or at the out stations by Copa Airlines and/or Copa Colombia employees or third-party contractors. Heavy maintenance consists of more complex inspections and overhauls, including “C-checks”, and servicing of the aircraft that cannot be accomplished during an overnight visit. Maintenance checks are performed intermittently as determined by the aircraft manufacturer through Copa Airlines AAC approved maintenance program. These checks are based on the number of hours, departures or calendar months flown. Historically we had contracted with certified outside maintenance providers, such as COOPESA. In October of 2010, Copa decided to begin performing a portion of the heavy maintenance work in-house. The hiring, training, facility and tooling setup, as well as enhancing certain support shops, were completed during a ten-month period. Ultimately, Copa acquired the required certifications by the local authorities to perform the first in-house C-Check in August 2011, followed by its second C-check in October of the same year. Today we are performing a continuous line of C-Checks in-house for the entire year, and on January 20, 2017 we held the ground-breaking of our new maintenance facility at Tocumen International Airport which allows us to perform up to three complete continuous lines of C-checks, as required. The new facility commenced operations in January 2019. In 2018, 18 heavy maintenance checks were successfully performed in-house. When possible, Copa attempts to schedule heavy maintenance during its lower-demand seasons in order to maximize productive use of its aircraft.

Copa has exclusive long-term contracts with GE Engines whereby they perform maintenance on all of our CFM-56 and CF-34 engines.

In October of 2014, Copa Airlines established its own maintenance technician training academy. Through this program, we recruit and train technicians through on-the-job training and formal classes. These future technicians stay in the program for four years total. After the first two years, each trainee will receive their airframe license and become a mechanic. After the next two years, each trainee will receive their power plant license and will be released as a mechanic into our work force. Presently, we have 95 students in the program.

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

All of Copa Colombia’s maintenance and safety procedures are certified by the Aeronáutica Civil of Colombia and BVQi, the institute that issues International Organization for Standardization, or “ISO”, quality certificates. All of Copa Colombia’s maintenance personnel are licensed by the Aeronáutica Civil of Colombia. In December 2017, Copa Colombia received its IATA Operational Safety Audit, or “IOSA”, compliance certification, which will remain valid until December 2019.

Safety

We place a high priority on providing safe and reliable air service. We are focused on continuously improving our safety performance by implementing internationally recognized best practices such as Safety Management System, or “SMS”, Flight Data Analysis (FDA), internal and external operational safety audits, and associated programs.

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

The SMS is supported by safety investigations and a comprehensive audit program. Investigations are initiated either by operational events or analyses of relevant trend information, such as via our Flight Data Analysis program. These investigations are conducted by properly qualified and trained internal safety professionals. Our audit program consists of three major components. The first serves as the aircraft maintenance quality assurance program and is supported by six dedicated maintenance professionals. The second team consists of an internal team dedicated to conducting standardized audits of airport, flight operations, and associated functions. The third component of our audit program is a biennial audit of all operational components by the internationally recognized standard IOSA (IATA Operational Safety Audit). We are happy to report that in 2019 Copa Airlines and Copa Colombia successfully completed IOSA audits by external providers.

Airport Facilities

We believe that our hub at Panama City’s Tocumen International Airport (PTY) is an excellent base of operations for the following reasons:

•	Panama’s consistently temperate climate is ideal for airport operations.

•

Tocumen is the only airport in Central America with two operational runways. Also, unlike some other regional airports, consistent modernization and growth of our hub has kept pace with our needs. In 2012, Tocumen Airport completed Phase II of an expansion project of the existing terminal. In 2013, Tocumen awarded the bid for the construction of a new south terminal, with an additional 20 gates and eight remote positions. Currently, this second terminal is under construction and is expected to open in 2019.

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

We provide most of our own ground services and handling of passengers and cargo at Tocumen International Airport. In addition, we provide services to several of the main foreign airlines that operate at Tocumen. In most of the other airports where we operate, airport support services are provided by external third parties.

We use a variety of facilities at Tocumen, including our maintenance hangars and our operations facilities in the airport terminal. In January 2019, we opened a new hangar next to our existing maintenance facility. This new hangar has an area of approximately 90,000 square feet and can accommodate up to three narrow body aircraft simultaneously.

Our Gold and higher PreferMember passengers have access to a Copa Club at the Tocumen International Airport in Panama. The capacity of the lounge is approximately 300 passengers and boasts a footprint of more than 13,000 square feet, offering, improved facilities and additional value to our passengers.

These passengers also have access to five other Copa Clubs in the region, which are strategically located in San José, Guatemala City, Santo Domingo, Medellin and Bogota. The Copa Club in San José is located at the Juan Santa Maria International Airport and has a capacity of up to 135 passengers with an area of almost 6,400 square feet. The Copa Club in Guatemala City is located at the Aurora International Airport and has a capacity of 55 passengers with an area of almost 2,400 square feet. In Santo Domingo, the lounge is located at the Las Americas International Airport with a capacity in excess of 65 passengers and an area of almost 3,000 square feet. Additionally, the Copa Club in Medellin, located at Jose Maria Cordova International Airport, has an area close to 2,800 square feet and a capacity of more than 70 passengers. Lastly, our Copa Club in Bogota is located at the Dorado International Airport. It seats 107 passengers and has an area close to 3,500 square feet.

Fuel

Fuel costs are extremely volatile, as they are subject to many global economic, geopolitical, weather, environmental and other factors that we can neither control nor accurately predict. Due to its inherent volatility, aircraft fuel has historically been our most unpredictable unit cost. In the past, rapid increases in prices have come from increased demand for oil coupled with limited refinery capacity and instability in oil-exporting countries. Recently, prices have increased significantly due to the strong U.S. dollar, the costs of refining jet fuel and the strength of the U.S. economy.

Aircraft Fuel Data	2018	2017	2016
Average price per gallon of jet fuel into plane (excluding hedge) (in U.S. dollars)	$2.32	$1.85	$1.53
Gallons consumed (in millions)	328.1	307.0	284.3
Available seat miles (in millions)	25,817	23,936	22,004
Gallons per ASM (in hundredths)	1.27	1.28	1.29

In 2018, the average price of West Texas Intermediate or “WTI” crude oil, a benchmark widely used for crude oil prices that is measured in barrels and quoted in U.S. dollars, increased by 27.6% from $50.9 per barrel to $64.9 per barrel. In 2018, we did not hedge any of our fuel needs, and we have not hedged any part of our fuel needs for 2019. Although we have not added hedge positions since August of 2015, we continue to evaluate various hedging strategies and may enter into additional hedging agreements in the future, as any substantial and prolonged increase in the price of jet fuel will likely materially and negatively affect our business, financial condition and results of operation. In the past, we have managed to offset some of the increases in fuel prices with higher load factors, fuel surcharges and fare increases. In addition, our relatively young, winglet-equipped fleet also helps us mitigate the impact of higher fuel prices.

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

Environmental

Our operations are covered by various local, national, and international environmental regulations. These regulations cover, among other things, gas emissions into the atmosphere, disposal of solid waste and aqueous effluents, aircraft noise, and other activities that result from the operation of aircraft and our aircraft comply with all environmental standards applicable to their operations as described in this annual report. Currently, we maintain an Environmental Management and Adequacy Program (“PAMA”), in all our facilities, including our maintenance hangar and support facilities at the Tocumen International Airport, Administrative Offices in Costa del Este and Training Center in Clayton. This program was approved by the Panamanian National Environmental Authority (“MiAmbiente”), in 2013, and includes actions such as a recycling program, better use of natural resources and final disposition of the unfiltered water used for aircraft maintenance, among many others. Currently, the Copa Tocumen Airport’s PAMA final report is presented to MiAmbiente on an annual basis to monitor and report our environmental follow-up assessments. Copa Airlines is an active signatory company of the Global Compact of the United Nations with its local chapter of the Global Compact Network Panama, and have, thus, published our Communication on Progress (“COP”) since October 2001. This Global Compact agreement requires us to implement measures like maintaining a young fleet, incorporating new navigation technologies such as RNAV to reduce fuel consumption, installing latest generation winglets in our planes to reduce fuel consumption and recycling, among many others.

From January to December 2018 we collected a total of 765.6 tons of recycling materials in Panama’s Copa facilities. In comparison to 2017, in 2018 our recycling program was increased by more than 200%, resulting in a significant reduction of waste sent to the landfill. During the same period, we recycled vehicle oil and fuel drained from aircraft, for which we outsourced the collection of 10,120 gallons of hydrocarbons for use as alternative fuel for other industries. We also outsourced the collection of 339,550 gallons of oil and/or water from aircraft cleaning and painting operations, and also from vehicle maintenance. The subsequent treatment of the collected water made it possible to recover 271,640 gallons of water which were then returned to nature. We have properly disposed of a total of 23,870 kilograms of chemical waste from Aircraft Maintenance operations. In comparison to 2017, in 2018 our environmental management reduced the generation of chemical waste and optimized the use of water during our operations.

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

Ownership Requirements. The most significant restriction on our Company imposed by the Panamanian Aviation Act, as amended and interpreted to date, is that Panamanian nationals must exercise “effective control” over the operations of the airline and must maintain “substantial ownership”. These phrases are not defined in the Aviation Act itself and it is unclear how a Panamanian court would interpret them. The share ownership requirements and transfer restrictions contained in our Articles of Incorporation, as well as the structure of our capital stock described under the caption “Description of Capital Stock”, are designed to ensure compliance with these ownership and control restrictions created by the Aviation Act. While we believe that our ownership structure complies with the ownership and control restrictions of the Aviation Act as interpreted by a decree by the Executive Branch, we cannot assure you that a Panamanian court would share our interpretation of the Aviation Act or the decree or that any such interpretations would remain valid for the entire time you hold our Class A shares.

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

Antitrust Regulations. In 1996, the Republic of Panama enacted antitrust legislation, which regulates industry concentration and vertical anticompetitive practices and prohibits horizontal collusion. The Consumer Protection and Free Trade Authority is in charge of enforcement and may impose fines only after a competent court renders an adverse judgment. The law also provides for direct action by any affected market participant or consumer, independently or through class actions. The law does not provide for the granting of antitrust immunity, as is the case in the United States. In February 2006, the antitrust legislation was amended to increase the maximum fines that may be assessed to $1,000,000 for violations and $250,000 for minor infractions of antitrust law. In October 2007, the antitrust legislation was amended again to include new regulations.

Colombia

Even though the Colombian aviation market continues to be regulated by the Colombian Civil Aviation Administration, Unidad Especial Administrativa de Aeronáutica Civil, or “Aeronáutica Civil”, the government policies have become more liberal in recent years.

Colombia has expanded its open-skies agreements with several countries in the last years. In addition to Aruba and the Andean Pact nations of Bolivia, Ecuador and Peru, open-skies agreements have been negotiated with Costa Rica, El Salvador, Panama and Dominican Republic. In the framework of liberalization between Colombia and Panama, any airline has the right to operate unlimited frequencies between any city pair of the two countries. As a result, Copa offers scheduled services between eight main cities in Colombia and Panama. In November 2010, Colombia signed an open-skies agreement with the United States, which took effect in January 2013. With respect to domestic aviation, airlines must present feasibility studies to secure specific route rights, and no airline may serve the city pairs with the most traffic unless that airline has at least five aircraft with valid airworthiness certificates. While Aeronáutica Civil has historically regulated the competition on domestic routes, in December 2012 it revoked a restriction requiring a maximum number of competing airlines on each domestic route.

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

Authorization and Certificates. Colombian law requires airlines providing commercial services in Colombia to hold an operation certificate issued by the Aeronáutica Civil, which is automatically renewed every five years. Copa Colombia’s operation certificate was automatically renewed in 2013.

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

Copa Airlines’ operations in the United States are also subject to regulation by the FAA with respect to aviation safety matters, including aircraft maintenance and operations, equipment, aircraft noise, ground facilities, dispatch, communications, personnel, training, weather observation, air traffic control and other matters affecting air safety. The FAA requires each foreign air carrier serving the United States to obtain operational specifications pursuant to 14 CFR Part 129 of its regulations and to meet operational criteria associated with operating specified equipment on approved international routes. We believe that we are in compliance in all material respects with all requirements necessary to maintain in good standing our operations specifications issued by the FAA. The FAA can amend, suspend, revoke or terminate those specifications, or can temporarily suspend or permanently revoke our authority if we fail to comply with the regulations, and can assess civil penalties for such failure. A modification, suspension or revocation of any of our DOT authorizations or FAA operating specifications could have a material adverse effect on our business. The FAA also conducts safety audits and has the power to impose fines and other sanctions for violations of airline safety regulations. We have not incurred any material fines related to operations. The FAA also conducts safety International Aviation Safety Assessment, or “IASA”, as to Panama’s compliance with ICAO safety standards. Panama is currently considered a Category 1 country that complies with ICAO international safety standards. As a Category 1 country, no limitations are placed upon our operating rights to the Unites States. If the FAA should determine that Panama does not meet the ICAO safety standards, the FAA and DOT would restrict our rights to expand operations to the United States.

Security. On November 19, 2001, the U.S. Congress passed, and the President signed into law, the Aviation and Transportation Security Act or the “Aviation Security Act”. This law federalized substantially all aspects of civil aviation security and created the TSA, an agency of the Department of Homeland Security, to which the security responsibilities previously held by the FAA were transitioned. The Aviation Security Act requires, among other things, the implementation of certain security measures by airlines and airports, such as the requirement that all passengers, their bags and all cargo be screened for explosives and other security-related contraband. Funding for airline and airport security required under the Aviation Security Act is provided in part by a $2.50 per segment passenger security fees for flights departing from the United States, subject to a $10 per roundtrip cap; however, airlines are responsible for costs incurred to meet security requirements beyond those provided by the TSA. The United States government is considering increases to this fee as the TSA’s costs exceed the revenue it receives from these fees. Implementation of the requirements of the Aviation Security Act has resulted in increased costs for airlines and their passengers. Since the events of September 11, 2001, the U.S. Congress has mandated and the TSA has implemented numerous security procedures and requirements that have imposed and will continue to impose burdens on airlines, passengers and shippers.

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

Airport Access. Two U.S. airports at which we operate, O’Hare International Airport in Chicago (O’Hare) and John F. Kennedy International Airport in New York, or “JFK”, were formerly designated by the FAA as “high density” traffic airports subject to arrival and departure slot restrictions during certain periods of the day. From time to time, the FAA has also issued temporary orders imposing slot restrictions at certain airports. Although slot restrictions at JFK were formally eliminated as of January 1, 2007, on January 15, 2008, the FAA issued an order limiting the number of scheduled flight operations at JFK during peak hours to address the over-scheduling, congestion and delays at JFK. The FAA is currently contemplating the implementation of a long-term congestion management rule at LaGuardia Airport, JFK and Newark Liberty International Airport, which would replace the order currently in effect at JFK. We cannot predict the outcome of this potential rule change on our costs or ability to operate at JFK.

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

D. Property, plants and equipment

Headquarters

Our headquarters are located six miles away from Tocumen International Airport. We have leased six floors consisting of approximately 121,686 square feet of the building from Desarollo Inmobiliario Del Este, S.A., an entity controlled by the same group of investors that controls CIASA, under a ten-year lease that began in January 2015 at a rate of $0.2 million per month.

Other Property

At Tocumen International Airport, we lease a maintenance hangar, operations offices in the terminal, counter space, parking spaces and other operational properties from the entity that manages the airport. We pay approximately $164,386 per month for this leased property. Around Panama City, we also lease various office spaces, parking spaces and other properties from a variety of lessors, for which we pay approximately $104,949 per month in the aggregate.

In each of our destination cities, we also lease space at the airport for check-in, reservations and airport ticket office sales, and we lease space for CTOs in those cities.

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

Copa currently offers approximately 363 daily scheduled flights among 80 destinations in 32 countries in North, Central, South America and the Caribbean from its Panama City hub. Copa provides passengers with access to flights to more than 200 other destinations through code-share arrangements with our Star Alliance partners and other carriers including Air France, KLM, Iberia, Emirates, Gol, Azul, Tame, Cubana and Aeromexico. Through its Panama City hub, Copa Airlines is able to consolidate passenger traffic from multiple points to serve each destination effectively.

As of December 31, 2018, Copa Airlines and Copa Colombia operate a modern fleet of 86 Boeing 737 aircraft and 19 Embraer 190 aircraft. To meet growing capacity requirements, we have firm orders, including purchase and lease commitments. The Company had one purchase contract with Boeing which entails 67 firm orders of Boeing 737 MAX aircraft, agreed to be delivered between 2019 and 2025.

We began our strategic alliance with Continental, now UAL, in 1998. Since then, we have conducted joint marketing and code-sharing arrangements. We believe that Copa’s co-branding and joint marketing activities with UAL have enhanced our brand in Latin America, and that the relationship with UAL has afforded cost-related benefits, such as improved purchasing power in negotiations with aircraft vendors and insurers. In May 2016, after mutually beneficial negotiations, we signed an updated alliance agreement with UAL that will continue to support the company’s performance and strategic development. In addition, on November 30, 2018, we disclosed that we have entered into a three-way joint business agreement (“JBA”) with UAL and Avianca that is intended to cover our combined network between the United States and Latin America (except Brazil). We, UAL and Avianca intend to apply for regulatory approval of the JBA and an accompanying grant of antitrust immunity from the DOT and other relevant agencies. However, we can provide no assurances as to whether or when the parties will receive such approvals, and we do not plan to implement the JBA until we have received such approvals.

Factors Affecting Our Results of Operations

Fuel

In 2018, the average price of WTI crude oil, a benchmark widely used for crude oil prices that is measured in barrels and quoted in U.S. dollars, increased by 27.6% from $50.9 per barrel to $64.9 per barrel. In 2018, we did not hedge any of our fuel needs. For 2019 although we have not hedged any part of our anticipated fuel needs, we continue to evaluate various hedging strategies and may enter into additional hedging agreements in the future, as any substantial and prolonged increase in the price of jet fuel will likely materially and negatively affect our business, financial condition and results of operation. In the past, we have managed to offset some of the increases in fuel prices with higher load factors, fuel surcharges and fare increases. In addition, our relatively young, winglet-equipped fleet also helps us mitigate the impact of higher fuel prices.

Regional Economic Environment

Our historical financial results have been, and we expect them to continue to be, materially affected by the general level of economic activity and growth of per capita disposable income in North, South and Central America and the Caribbean, which have a material impact on discretionary and leisure travel (drivers of our passenger revenue) and the volume of trade between countries in the region (the principal driver of our cargo revenue). As an example, passenger revenue totaled $2.6 billion in 2018, a 5.9% increase over passenger revenue of $2.4 billion in 2017 mainly driven by a 6.8% increase in passenger traffic compared to 2017. However, yield decreased 2.1% to 12.02 cents in 2018. This decrease was mainly driven by weaker Latin American currencies, specifically during the second half of the year.

In Colombia, real GDP growth, at constant prices, was approximately 2.8% in 2018, which represented a faster growth rate than in 2017. Average inflation of consumer prices in Colombia rose approximately 3.2% in 2017, according to the IMF.

In previous years our yields in Venezuela were negatively impacted by exchange controls, along with high inflation and political uncertainty, which led us to restrict ticket sales for passengers paying in Venezuelan bolivars. Today, sales in Venezuela are very limited (0.1% of our total sales) and operational feasibility of Venezuela flights is closely monitored in order to deliver optimal profitability and avoid accumulations of Venezuelan bolivars. According to data from the IMF, Venezuela’s GDP contracted by 18% in 2018. Exact data regarding inflation rates in Venezuela varies significantly, depending on the source. In response to continued hyperinflation, the Venezuelan government introduced the Bolivar Soberano on August 20, 2018, replacing the Bolivar Fuerte at a rate of 1 to 100,000.

Copa Airlines flights between Panama and Venezuela were cancelled during April 2018, as a result of a temporary suspension of diplomatic and commercial relations between the two countries. For the year ended December 31, 2018, revenue from Copa Airlines’ flights to Venezuela, including connecting traffic, represented about 5.8% of consolidated revenues and direct flights revenue between Panama and Venezuela, excluding connections, represented about 0.6% of consolidated revenues.

According to data from The Preliminary Overview of the Economies of Latin America and the Caribbean, an annual United Nations publication prepared by the Economic Development Division, the economy of Latin America (including the Caribbean) increased by 1.3% in 2017 and is estimated to increase by 1.2% in 2018. In recent years, the Panamanian economy has outpaced the economic growth of the United States and of Latin America as a whole. According to the Comptroller General of the Republic of Panama Contraloría General de la República de Panamá, in 2018 the Panamanian economy grew by 3.7% (versus 5.4% in 2017). Headline inflation in Panama (as indicated by the consumer price index) rose by 2.0% in 2018. Additionally, the Colombian economy has experienced relatively stable growth. The Colombian gross domestic product grew by 2.8% in 2018 and is estimated to grow by 3.6% in 2019, while headline inflation (as indicated by the consumer price index) rose by 32% in 2018.

Revenues

We derive our revenues primarily from passenger transportation, which represented 96.6% of our revenues for the year ended December 31, 2018. In addition, 2.3% of our total revenues are derived from cargo and 1.0% from other revenues.

We recognize passenger revenue from tickets when transportation is provided rather than when a ticket is sold. Passenger revenues reflect the capacity of our aircraft on the routes we fly, load factor and yield. Our capacity is measured in terms of available seat miles, or “ASMs”, which represents the number of seats available on our aircraft multiplied by the number of miles the seats are flown. Our usage is measured in terms of RPMs, which is the number of revenue passengers multiplied by the miles these passengers fly. Load factor, or the percentage of our capacity that is actually used by paying customers, is calculated by dividing RPMs by ASMs. Yield is the average amount that one passenger pays to fly one mile. We use a combination of approaches, taking into account yields, flight load factors and effects on load factors of connecting traffic, depending on the characteristics of the markets served, to arrive at a strategy for achieving the best possible revenue per available seat mile, balancing the average fare charged against the corresponding effect on our load factors.

We recognize cargo revenue when transportation is provided. Historically our other revenue consists primarily of commissions earned on tickets sold for flights on other airlines, special charges, charter flights and services provided to other airlines.

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

The following table sets forth our capacity, load factor and yields for the periods indicated.

	2018	2017	2016	2015	2014
Capacity (in available seat miles, in millions)	25,817	23,936	22,004	21,675	20,757
Load factor	83.4%	83.2%	80.4%	75.2%	76.7%
Yield (in cents)	12.02	12.27	12.15	13.40	16.58

Seasonality

Generally, our revenues from and the profitability of our flights peak during the northern hemisphere’s summer season in July and August and again during the December and January holiday season. Given our high proportion of fixed costs, this seasonality is likely to cause our results of operations to vary from quarter to quarter.

Operating Expenses

The main components of our operating expenses are aircraft fuel, wages, salaries, benefits and other employees’ expenses, sales and distribution and airport facilities and handling charges. A common measure of per unit costs in the airline industry is cost per available seat mile, or “CASM”, which is generally defined as operating expenses divided by ASMs.

Fuel. The price we pay for aircraft fuel varies significantly from country to country primarily due to local taxes. While we purchase aircraft fuel at most of the airports to which we fly, we attempt to negotiate fueling contracts with companies that have a multinational presence in order to benefit from volume purchases. During 2018, as a result of the location of its hub, Copa purchased 54% of its aircraft fuel in Panama. Copa has 22 suppliers of aircraft fuel across its network. In some cases, we tanker fuel in order to minimize our cost, by fueling in airports where fuel prices are lowest. Our aircraft fuel expenses are variable and fluctuate based on global oil prices.

Aircraft Fuel Data	2018	2017	2016
Average price per gallon of jet fuel into plane (excluding hedge) (in U.S. dollars)	$2.32	$1.85	$1.53
Gallons consumed (in millions)	328.1	307.0	284.3
Available seat miles (in millions)	25,817	23,936	22,004
Gallons per ASM (in hundredths)	1.27	1.28	1.29

Wages, salaries and other employees’ expenses. Salary and benefit expenses have historically increased at the rate of inflation and by the growth in the number of our employees. In some cases, we have adjusted the salaries of our employees to correspond to changes in the cost of living in the countries where these employees work. We do not increase salaries based on seniority.

Passenger servicing. Our passenger servicing expenses consist of catering, in-flight entertainment and liability insurance among others. These expenses are generally directly related to the number of passengers we carry or the number of flights we operate.

Airport facilities and handling charges. Our airport facility and handling charges consist of take-off/landing charges, aircraft parking charges, baggage handling, and airport security charges. These charges are mainly driven by the number of flights we operate.

Sales and distribution. Our sales and distribution expenses are driven mainly by passenger revenues, indirect channel penetration performance, agreed commission rates, and from payments to global distribution systems “GDS”, such as Amadeus and Sabre. Our commission expenses consist primarily of payments for ticket sales made by travel agents and commissions paid to credit card companies. depending on the country. During the last few years we have reduced our commission expense per available seat mile as a result of an industry-wide trend of paying lower commissions to travel agencies and by increasing the proportion of our sales made through direct channels. We expect this trend to continue as more of our customers become accustomed to purchasing through our website at www.copaair.com, mobile app and call centers. While increasing direct sales may increase the commissions we pay to credit card companies, we expect that the savings from the corresponding reduction in travel agency commissions will more than offset this increase. In recent years, base commissions paid to travel agents have decreased significantly. At the same time, we have encouraged travel agencies to move from standard base commissions to incentive compensation based on sales volume and fare types. In addition, the GDS or reservation systems tend to raise their rates periodically, but we expect that if we are successful in encouraging our customers to purchase tickets through our direct sales channels, these costs will decrease as a percentage of our operating costs. A portion of our reservations and sales expenses is also comprised of our licensing payments for the SHARES reservation and check-in management software we use, which is not expected to change significantly from period to period.

Maintenance, materials and repairs. Our maintenance, materials and repairs expenses consist of aircraft repair expenses and charges related to the line maintenance of our aircraft, including maintenance materials, and aircraft return costs. As the age of our fleet increases and our warranties expire, our maintenance expenses will increase. We conduct line and heavy maintenance internally and outsource some of the heavy maintenance to independent third-party contractors. In 2015, we restructured the original contract negotiated with GE Engine Services in 2003 for the repair and maintenance of our CFM-56 engines which power our Boeing 737-Next Generation fleet. Our engine maintenance costs are also aided by the sea-level elevation of our hub and the use of winglets which allow us to operate the engines on our Boeing 737-Next Generation aircraft with lower thrust, thus putting less strain on the engines. In 2011, we negotiated a maintenance agreement with GE Engine Services for the repair and maintenance of our CF-34 engines.

Depreciation, amortization and impairment. These expenses correspond primarily to the depreciation of aircraft owned by the company, engines, maintenance components and other related flight equipment.

Flight operations. These expenses are generally related to the charges that the countries which we overfly levy on our aircraft as overflight charges. These fees are generally related to the number of flights we operate.

Aircraft rentals and other rentals. Our aircraft rental expenses are generally fixed by the terms of our operating lease agreements. We currently have 29 operating leases, 24 of which are operating leases with fixed rates not subject to fluctuations in interest rates; the remaining five operating leases are tied to LIBOR. Our aircraft rent expense also includes rental payments related to any wet-leasing of freighter aircraft to supplement our cargo operations.

Cargo and courier expenses. Cargo and courier expenses consist of expenses related to handling of cargo and courier and are driven by the volume of cargo transported.

Other operating and administrative expenses. Other expenses include mainly overhead expenditures and miscellaneous expenses.

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

Our income tax expense totaled approximately $34.5 million in 2018, $49.3 million in 2017 and $38.3 million in 2016.

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

The Company performed its annual impairment test in September 2018 and the recoverable amount was estimated at $5.2 billion, an amount far in excess of the $20.4 million of goodwill recorded.

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

When a major maintenance inspection or overhaul cost is embedded in the initial purchase cost of an aircraft, the Company estimates the carrying amount of the component. These initial built-in maintenance assets are depreciated over the estimated time period until the first maintenance event is performed. The cost of major maintenance events completed after the aircraft acquisition are capitalized and depreciated over the estimated time period until the next major maintenance event. The remaining value of the previously capitalized component, if any, is charged to expense upon completion of the subsequent maintenance event.

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

We evaluate annually whether there is an indication that our property, plant and equipment may be impaired. Factors that would indicate potential impairment may include, but are not limited to technological obsolescence, significant decreases in the market value of long-lived asset(s), a significant change in physical condition or useful life of long-lived asset(s) and operating or cash flow losses associated with the use of long-lived asset(s). In 2018, we recognized a $188.6 million non-recurring impairment charge related to the Embraer fleet.

Revenue recognition – Expired tickets. The Company recognizes estimated fare revenue for tickets that are expected to expire based on departure date (unused tickets), based on historical data and experience. Estimating the expected expiration tickets requires management’s judgment, among other things, the historical data and experience is an indication of future customer behavior.

Frequent Flyer Program. The Company’s frequent flyer program objective, is to reward customer loyalty through the earning of miles whenever the program members make certain flights. The miles or points earned can be exchanged for flights on Copa or any of other Star Alliance partners’ airlines.

When a passenger elects to receive Copa’s frequent flyer miles in connection with a flight, the Company recognizes a portion of the tickets sale as revenue when the air transportation is provided and recognizes a deferred liability (Frequent flyer deferred revenue) for the portion of the ticket sale representing the value of the related miles as a separate performance obligation. To determine the amount of revenue to be deferred, the Company estimates and allocates the fair value of the miles that were essentially sold along with the airfare, based on a weighted average ticket value, which incorporates the expected redemption of miles including factors such as redemption pattern, cabin class, loyalty status and geographic region.

A statistical model that estimates the percentages of points that will not be redeemed before expiration is used to estimate breakage. The breakage and the fair value of the miles are reviewed annually, and any adjustments are reflected on a prospective basis to passenger revenues.

The Company calculates the short and long-term portion of the frequent flyer deferred revenue, using a model that includes estimates based on the members´ redemption rates projected by management due to clients’ behavior.

Currently, when a member of another carrier frequent flyer program redeems miles on Copa Airlines or Copa Colombia flights, those carriers pay to the Company a per mile rate. The rates paid by them depend on the class of service, the flight length and the availability of the reward, and is included in passenger revenues.

In addition, the Company recognizes, in other operating revenues, the marketing component of mileage sales to co-branded card and other partners, in addition to other marketing related payments.

The Company sells miles to non-airline businesses with which it has marketing agreements. The main contracts to sell miles are related to co-branded credit card relationships with major banks in the region. The Company determined the selling prices of miles according to a method which allocates consideration based upon the relative selling price of the deliverables. The relative selling price of the deliverables is determined based upon the estimated standalone selling prices of each deliverable in the arrangement and is allocated between the miles sold to the passenger (as described above) and the marketing elements. Revenue allocated to the performance obligations, related to marketing components, is recorded in other operating revenue when miles are delivered.

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

Finance lease assets are measured initially at an amount equal to the lower of their fair value and the present value of the minimum lease payments. Minimum lease payments made under finance leases are apportioned between the finance cost and the reduction of the outstanding liability. The finance expense is allocated to each period during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability; these are recognized as finance cost in the consolidated statement of profit or loss. Lease agreements that do not transfer the risks and benefits to us are classified as operating leases. Operating leases are accounted as a rental and the minimum lease expense is recognized through the straight line method.

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

•	IFRS 16, Leases

•	IFRS 17, Insurance Contracts

•	Amendment to IFRS 9, Financial instruments, on prepayment features with negative compensation

•	Amendment to IAS 28, Investments in Associates and Joint Ventures

•	Amendments to IAS 19 - Employee benefits’ on plan amendment, curtailment or settlement

•	Amendments to IFRS 3 - Definition of a business

•	Amendments to IAS 1 and IAS 8 - Definition of material

•	Amendments to IFRS 10 and IAS 28 - Sale or Contribution of Assets between an Investor and its Associate or Joint Venture

•	Annual Improvements Cycle 2015 - 2017

For a discussion of these improvements to IFRS, see note 6 to our annual consolidated financial statements.

Results of Operation

The following table shows each of the line items in our statement of profit or loss for the periods indicated as a percentage of our total operating revenues for that period:

	2018	2017	2016
Operating revenues:
Passenger revenue	96.6%	96.9%	96.8%
Cargo and mail revenue	2.3%	2.2%	2.4%
Other operating revenue	1.0%	0.9%	0.8%

Total operating revenues	100.0%	100.0%	100.0%
Operating expenses:
Fuel	28.6%	21.4%	23.8%
Wages, salaries, benefits and other employees expenses	16.6%	16.5%	16.7%
Passenger servicing	3.9%	3.9%	3.9%
Airport facilities and handling charges	7.0%	6.8%	7.2%
Sales and distribution	7.8%	7.9%	8.7%
Maintenance, materials and repairs	4.2%	5.2%	5.5%
Depreciation, amortization and impairment	13.4%	6.6%	7.6%
Flight operations	4.0%	4.0%	4.0%
Aircraft rentals and other rentals	4.9%	5.3%	6.3%
Cargo and courier expenses	0.4%	0.3%	0.3%
Other operating and administrative expenses	3.8%	3.8%	4.2%

Total operating expenses	94.6%	83.2%	88.1%
Operating income	5.4%	16.8%	11.9%
Non-operating income (expense):
Finance cost	-1.3%	-1.4%	-1.7%
Finance income	0.9%	0.7%	0.6%
Gain (loss) on foreign currency fluctuations	-0.4%	0.2%	0.6%
Net change in fair value of derivatives	0.0%	0.1%	5.0%
Other non-operating income (expense)	0.0%	-0.1%	-0.2%

Total non-operating income (expense)	-0.8%	-0.4%	4.4%
Income/(loss) before income taxes	0.0%	0.0%	0.0%
Income taxes	-4.6%	-16.4%	-16.3%
Net profit (loss)	3.3%	14.4%	14.6%

Year 2018 Compared to Year 2017

Our consolidated net profit in 2018 totaled $88.1 million, a 75.8% decrease from net profit of $364.0 million in 2017. In addition, we had consolidated operating profit of $145.0 million in 2018, a 65.8% decrease over operating profit of $424.0 million in 2017. Our consolidated operating margin in 2018 was 5.4%, a decrease of 11.4 percentage points versus 2017. The 2018 results include a $188.6 million non-cash and non-recurrent impairment charge related to the Embraer fleet.

Operating revenue

Our consolidated revenue totaled $2.7 billion in 2018, a 6.2% increase over operating revenue of $2.5 billion in 2017, mainly due to an increase of 5.9% in passenger revenue. This was driven by a 6.8% increase in passenger traffic partially offset by a 2.1% decrease in passenger yield compared to 2017.

Passenger revenue. Passenger revenue totaled $2.6 billion in 2018, a 5.9% increase over passenger revenue of $2.4 billion in 2017. This was driven by a 6.8% increase in passenger traffic, partially offset by a decrease of 2.1% in passenger yield compared to 2017.

Cargo and mail revenue. Cargo and mail revenue totaled $62.5 million in 2018, a 13.0% increase from cargo and mail revenue of $55.3 million in 2017, driven by more capacity.

Other operating revenue. Other operating revenue totaled $27.8 million in 2018, a 24.8% increase from other revenue of $22.2 million in 2017 driven by an increase in revenues from services to other airlines.

Operating expenses

Our consolidated operating expenses totaled $2.5 billion in 2018, a 20.7% increase over operating expenses of $2.1 billion in 2017. This resulted mainly from an increase in fuel, labor, and depreciation expenses.

An overview of the major variances on a consolidated basis follows:

Fuel. Aircraft fuel totaled $765.8 million in 2018, an 33.7% increase from aircraft fuel of $572.7 million in 2017, mainly due to a 24.6% higher effective fuel price and a 6.0% increase in block hours.

Wages, salaries and other employees’ expenses. Salaries and benefits totaled $443.3 million in 2018, a 6.8% increase over salaries and benefits of $415.1 million in 2017, mainly driven by a headcount increase to support additional capacity and the full year effect of inflationary salary adjustments.

Passenger servicing. Passenger servicing totaled $104.3 million in 2018 compared to $99.4 million in 2017. This represented a 4.9% increase driven by passenger traffic growth, partly offset by a lower effective rate per passenger.

Airport facilities and handling charges. Airport facilities and handling charges totaled $186.4 million in 2018, a 9.0% increase over $171.0 million in 2017. This increase was driven mainly by a 4.4% departures increase and higher effective rates related to airport services and handling charges in North America.

Sales and Distribution. Sales and distribution totaled $210.2 million in 2018, a 4.9% increase compared to $200.3 million in 2017, due to 5.9% higher passenger revenue, offset by lower commission rates.

Maintenance, materials and repairs. Maintenance, materials and repairs totaled $111.7 million in 2018, a 15.5% decrease over maintenance, materials and repairs of $132.1 million in 2017. This decrease was primarily a result of lower lease return expenses.

Depreciation, amortization and impairment. Depreciation totaled $358.1 million in 2018, a 114.0% increase over $167.3 million in 2017, mainly due to a $188.6 million non-recurring impairment charge related to the Embraer fleet.

Flight operations. Flight operations amounted to $108.4 million in 2018, a 6.7% increase compared to $101.6 million in 2017, mainly due to 6.0% more block hours and higher overflight rates.

Aircraft rentals and other rentals. Aircraft rental expense amounted to $132.5 million in 2018, a 1.5% decrease from $134.5 million reported in 2017. This decrease was primarily a result of fewer leased aircraft, and lower lease rates.

Cargo and courier expenses. Cargo and courier expenses amounted to $10.1 million in 2018, a 36.6% increase compared to $7.4 million in 2017, mainly due to an increase in transported kilos.

Other operating and administrative expenses. Other expenses totaled $101.8 million in 2018, a 6.0% increase from $96.1 million in 2017, mainly due to taxes and overhead expenses.

Total Non-operating Income (Expense)

Non-operating expense totaled $22.4 million in 2018, as compared to non-operating expense of $10.7 million in 2017 mainly due to a translational loss in foreign exchange rates.

Finance cost. Finance cost totaled $35.9 million in 2018, an 1.8% increase over finance cost of $35.2 million in 2017, as a result of a lower average debt balance with higher rates that were offset by lower factoring interest rate flows.

Finance income. Finance income totaled $23.6 million in 2018, a 31.7% increase over finance income of $17.9 million in 2017 due to an increase in investments and higher interest rates.

Other non-operating income (expense). Other non-operating expense totaled $0.2 million in 2018, compared to $2.3 million in 2017 mainly due to fix asset disposition.

Year 2017 Compared to Year 2016

Our consolidated net profit in 2017 totaled $364.0 million, a 12.6% increase from a net profit of $323.4 million in 2016. In addition, we had consolidated operating profit of $424.0 million in 2017, a 60.0% increase over operating profit of $265.0 million in 2016. Our consolidated operating margin in 2017 was 16.8%, an increase of 4.9 percentage points versus 2016.

Operating revenue

Our consolidated revenue totaled $2.5 billion in 2017, a 13.6% increase over operating revenue of $2.2 billion in 2016, due to an increase in passenger revenue. This increase was driven by a 1.5% increase in passenger yield, and a 2.8 percentage point increase in load factor, compared to 2016.

Passenger revenue. Passenger revenue totaled $2.4 billion in 2017, a 13.8% increase over passenger revenue of $2.1 billion in 2016. This increase was driven by a 1.5% increase in passenger yield, and a 2.8 percentage point increase in load factor, compared to 2016.

Cargo and mail revenue. Cargo and mail revenue totaled $55.3 million in 2017, a 2.4% increase from cargo and mail revenue of $54.0 million in 2016, driven by an increase in courier services, compared to 2016.

Other operating revenue. Other operating revenue totaled $22.2 million in 2017, a 33.2% increase from other operating revenue of $16.7 million in 2016, driven by an increase in revenues from services to other airlines.

Operating expenses

Our consolidated operating expenses totaled $2.1 billion in 2017, a 7.3% increase over operating expenses of $2.0 billion in 2016. This resulted from an increase in fuel and wages, salaries, benefits and other employees’ expenses.

An overview of the major variances on a consolidated basis follows:

Fuel. Aircraft fuel totaled $572.7 million in 2017, an 8.3% increase from aircraft fuel of $529.0 million in 2016, mainly due to an 8.0% higher fuel consumption.

Wages, salaries and other employees’ expenses. Wages, salaries and benefits totaled $415.1 million in 2017, a 12.1% increase over salaries and benefits of $370.2 million in 2016, mainly driven by variable compensation, full year effects on salary adjustments and headcount increases to support additional capacity.

Passenger servicing. Passenger servicing totaled $99.4 million in 2017 compared to $86.3 million in 2016. This represented a 15.2% increase driven mainly by passenger traffic growth and an effective rate per passenger related to longer flights.

Airport facilities and handling charges. Airport facilities and handling charges totaled $171.0 million in 2017, a 7.1% increase over $159.8 million in 2016. This increase was driven mainly by a 3.1% departures increase and higher effective rates related to airport services.

Sales and distribution. Sales and distribution totaled $200.3 million in 2017, a 3.3% increase compared to $193.8 million in 2016 due to 14.3% higher passenger revenue, offset by lower commission rates.

Maintenance, materials and repairs. Maintenance, materials and repairs totaled $132.1 million in 2017, an 8.5% increase over maintenance, materials and repairs of $121.8 million in 2016. This increase was primarily a result of more components and maintenance expenses due to 8.4% more hours flown, offset by fewer aircraft lease returns.

Depreciation, amortization and impairment. Depreciation totaled $167.3 million in 2017, a 0.3% decrease over $167.9 million in 2016, mainly as a result fewer maintenance events capitalized.

Flight operations. Flight operations amounted to $101.6 million in 2017, a 15.3% increase compared to $88.2 million in 2016, mainly due to 8.1% more block hours and higher overflight rates.

Aircraft rentals and other rentals. Aircraft rentals and other rentals expenses amounted to $134.5 million in 2017, a 3.1% decrease from $138.9 million in 2016. This decrease was primarily a result of fewer leased aircraft.

Cargo and courier expenses. Cargo and courier expenses amounted to $7.4 million in 2017, a 20.9% increase compared to $6.1 million in 2016, mainly due to a higher volume transported in courier services.

Other operating and administrative expenses. Other operating and administrative expenses totaled $96.1 million in 2017, a 4.2% increase from $92.2 million in 2016, mainly due to more expenses in legal fees, software and equipment.

Total Non-operating Income (Expense)

Non-operating expenses totaled $10.7 million in 2017, as compared to non-operating income of $96.7 million in 2016, mainly due to fewer mark to market contracts (a net change in fair values of derivatives).

Finance cost. Finance cost totaled $35.2 million in 2017, an 4.9% decrease over finance cost of $37.0 million in 2016, as a result of a lower average debt balance and a lower factoring interest rate offset by higher flows.

Finance income. Finance income totaled $17.9 million in 2017, a 38.0% increase over finance income of $13.0 million in 2016, due to higher investments.

Net Change in fair value derivatives. In 2017 the net change in fair value of derivatives decreased from $111.6 million in 2016 to $2.8 million in 2017 as a result of fewer mark to market contracts.

Other non-operating income (expense). Other non-operating expense totaled $2.3 million in 2017, compared to $4.0 million in 2016, mainly due to less maintenance scrap during 2017.

B. Liquidity and Capital Resources

Our cash, cash equivalents, and short-term investments at December 31, 2018 decreased by $221.5 million, to $722.4 million. As part of our financing policy, we expect to continue to finance our liquidity needs with cash from operations. We forecast our cash requirements weekly. As of the date hereof, our current unrestricted cash exceeds our forecasted cash requirements to carry out operations, including payment of debt service for fiscal year 2018.

Our cash, cash equivalent and short-term investment position represented 27.0% of our revenues for the year ended December 31, 2018; 17.7% of our total assets and 39.2% of our total equity as of December 31, 2018, which we believe provides us with a strong liquidity position.

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

Copa Holdings, S.A., through its subsidiaries, has short term unsecured credit facilities with financial institutions in the aggregate amount of $212.3 million. These lines of credit have been put in place to finance aircraft delivery pre-delivery payments and for working capital purposes. As of December 31, 2018, our outstanding borrowings under these credit lines were $140.0 million (2017: $127.8 million).

Operating Activities

We rely primarily on cash flows from operations to provide working capital for current and future operations. Net cash flows provided by operating activities for the year ended December 31, 2018 were $436.8 million, a decrease of $290.6 million over the $727.3 million in 2017. Our principal source of cash is receipts from ticket sales to customers, which for the year ended December 31, 2018 increased by $73.0 million over receipts in the year 2017.

Net cash flows provided by operating activities for the year ended December 31, 2017 were $727.3 million, an increase of $132.7 million over $594.6million in 2016. Our principal source of cash is receipts from ticket sales to customers, which for the year ended December 31, 2017 increased by $334.4 million over receipts in the year 2016.

Investing Activities

Net cash flow used in investing activities was $149.6 million in 2018 compared to a net cash flow used in investing activities of $578.2 million in 2017 and net cash flow used in investing activities of $179.9 million in 2016. During 2018, we made capital expenditures of $33.7 million, which consisted of expenditures related to the net of acquisition of property and equipment and reimbursements of advance payments on aircraft purchase contracts, compared to $81.1 million in 2017 and $50.9 million in 2016. In 2018, the Company used $63.7 million in acquiring investments compared to $287.1 million in 2017 and $67.1 million from net proceeds on investments in 2016.

Financing Activities

Net cash flow used in financing activities were $323.9 million in 2018 compared to net cash flows used in financing activities of $204.8 million in 2017 and $248.6 million in 2016. During 2018, $225.0 million of proceeds from borrowings were offset by the repayment of $401.3 million in debt and $147.6 million in dividends paid. During 2017, $147.8 million of proceeds from financing were offset by the repayment of $246.3 million in debt and $106.8 million in dividends declared. During 2016, $164.4 million of proceeds from borrowing were offset by the repayment of $327.0 million in debt, $86.1 million in dividends paid.

Over the years, we have financed the acquisition of 40 Boeing 737-Next Generation aircraft through syndicated loans provided by international financial institutions with the support of partial guarantees issued by the Export-Import Bank of the United States, or “Ex-Im”, with repayment profiles of 12 years. The Ex-Im guarantees support 80% of the net purchase price and are secured with a first priority mortgage on the aircraft in favor of a security trustee on behalf of Ex-Im. The documentation for each loan follows standard market forms for this type of financing, including standard events of default. Our Ex-Im supported financings amortize on a quarterly basis, are denominated in dollars and originally bear interest at a floating rate linked to LIBOR. Our Ex-Im guarantee facilities typically offer an option to fix the applicable interest rate. We have exercised this option with respect to $178.3 million as of December 31, 2018 at an average weighted interest rate of 3.15%, $119.5 million bears interest at a floating weighted average interest rate of 3.01% representing a spread of 20 bps over the 3 month LIBOR of December 31, 2018. At December 31, 2018, the total amount outstanding under our Ex-Im-supported financings totaled $298 million.

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

Since 2014, we have financed our aircraft through a mix of Japanese Operating Leases with Call Options, or “JOLCO”, and sale-leasebacks.

JOLCO is a Japanese-sourced lease transaction that provides for 100% financing, and is typically used to finance new aircraft and has a minimum lease term of 10 years. In a JOLCO, the aircraft is purchased by a Japanese equity investor. The Japanese equity investor funds approximately 30% of the acquisition cost of the aircraft and becomes the owner of the aircraft via a Special Purpose Entity. An international bank with on-shore lending capabilities provides the balance of the aircraft purchase price via a senior secured mortgage loan. JOLCOs have a call option, which lessees often expect the lessor to exercise. Under IFRS, these transactions are accounted for as financial leases. We have financed 19 Boeing 737 Next Generation and 737 MAX aircraft since 2014 through JOLCO financing. As of December 31, 2018 JOLCO financed debt outstanding was $776.8 million.

Our Embraer aircraft have all been financed via commercial loans. As of December 31, 2018 the total amount outstanding is $57.6 million.

We complied with all required covenants in 2018.

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

As of December 31, 2018, the Company had one purchase contract with Boeing which entails 67 firm orders of Boeing 737 MAX aircraft, agreed to be delivered between 2019 and 2025. The aircraft under this contract have an approximate value of $8.8 billion based on aircraft list prices, including estimated amounts for contractual price escalation and pre-delivery deposits.

We meet our pre-delivery deposit requirements for our Boeing 737 aircraft by using cash from operations, or by using short or medium-term borrowing facilities and/or vendor financing for deposits required between three years and six months prior to delivery.

The Company maintained letters of credit with several banks with a value of $25.9 million as of December 31, 2018 ($25.5 million as of December 31, 2017). These letters of credit are pledged mainly for operating lessors, maintenance providers and airport operators.

Copa Airlines has lines of credit for a total of $262.3 million, in which it has committed lines of credit totaling $20.0 million, including one line of credit for $15.0 million and one overdraft line of credit of $5.0 million with Banco General. Copa Airlines also has uncommitted lines of credit for a total of $192.3 million, including one line of credit of $100.0 million with Bladex, one line of credit of $77.3 million with Citibank, and one line of credit of $15.0 million with Banco Nacional de Panama. These lines of credit have been put in place to bridge liquidity gaps and for other potential contingencies.

As of December 31, 2018, the Company has a balance of outstanding lines of credit of $140.0 million. As of December 31, 2017, the Company’s balance from lines of credit was $127.8 million.

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

D. Trend Information

Beginning in the middle of 2018, we have experienced a soft yield environment driven primarily by weak macro-economic factors in the region, especially in Brazil and Argentina. We expect to continue seeing weak unit revenues in the first half of 2019 driven by low yields, particularly when compared to a very strong first quarter in 2018. By the second half of 2019 we expect the environment to stabilize or even modestly recover.

We intend to continue developing initiatives to improve our operational efficiency and performance, including a continued focus on maintaining our industry leading on-time performance and completion factor.

Wingo had a successful 2018 both operationally and financially. It achieved profitability in Colombia earlier than planned, and was recognized as the Best Budget Carrier in Latin America according to Kayak users. In 2019, Wingo will significantly increase its capacity and expects to improve both its unit costs and profitability. During 2019, Wingo’s four 737-700 aircraft will be transitioned to Copa Airlines livery and configuration, and Copa will send five 737-800 to Wingo. The fifth Wingo aircraft will most likely be based in Panama.

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

We have no other off-balance sheet arrangements.

F. Tabular Disclosure of Contractual Obligations

Our non-cancelable contractual obligations at December 31, 2018 included the following:

At December 31,	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
	(in thousands of dollars)
Aircraft and engine purchase commitments	8,878,648	1,130,899	2,754,003	3,197,842	1,795,904
Aircraft operating leases	454,825	113,233	199,949	122,334	19,309
Other operating leases	109,247	15,222	45,835	30,027	18,163
Short-term debt and long-term debt(1)	1,287,248	311,965	240,311	188,392	546,580

Total	10,729,968	1,571,319	3,240,098	3,538,595	2,379,956

(1)	Includes actual interest and estimated interest for floating-rate debt based on December 31, 2018 rates.

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

Item 6. Directors, senior management and employees

A. Directors and Senior Management

Currently, our Board of Directors is comprised of eleven members. The number of directors elected each year varies. Messrs. Stanley Motta, Jose Castañeda Velez, Jaime Arias and Josh Connor were re-elected as directors for two-year terms at our annual shareholders’ meeting held in 2017. Messrs. Pedro Heilbron, Ricardo A. Arias, Alvaro Heilbron, Carlos A. Motta, John Gebo, Roberto Artavia and Andrew Levy were each re-elected for two-year terms at our annual shareholders’ meeting held in 2018.

The following table sets forth the name, age and position of each member of our Board of Directors as of March 31, 2019. A brief biographical description of each member of our Board of Directors follows the table:

Name	Position	Age
Pedro Heilbron	Chief Executive Officer and Director	61
Stanley Motta	Chairman and Director	74
Alvaro Heilbron	Director	54
Jaime Arias	Director	85
Ricardo Alberto Arias	Director	80
Carlos A. Motta	Director	47
John Gebo	Director	49
Jose Castañeda Velez	Director	75
Roberto Artavia Loria	Director	60
Andrew Levy	Director	50
Josh Connor	Director	45

Mr. Pedro Heilbron. See “—Executive Officers”.

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

Mr. Andrew Levy is one of the independent directors of Copa Holdings. Previously, he served as CFO of UAL. He also served as President, Chief Operating Officer and a member of the Board of Directors of Allegiant Travel Company. He joined Allegiant in early 2001, and during his tenure, his executive responsibilities included strategy, planning, finance, commercial, people and operations. Mr. Levy became President in 2009, served as Chief Financial Officer from 2007 to 2010, and was its Treasurer from 2001 through 2010. Mr. Levy started his airline career in 1994 at ValuJet Airlines, Inc. and then joined Savoy Capital, an investment, banking and advisory firm specializing in the airline industry in 1996. He holds a Juris Doctor degree from Emory University School of Law and a BA degree in Economics from Washington University in St. Louis.

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

The following table sets forth the name, age and position of each of our executive officers as of March 31, 2019. A brief biographical description of each of our executive officers follows the table.

Name	Position	Age
Pedro Heilbron	Chief Executive Officer and Director	61
José Montero	Chief Financial Officer	49
Daniel Gun	Senior Vice-President of Operations	51
Dennis Cary	Senior Vice-President of Commercial and Planning	55
Vidalia de Casado	Vice-President of Human Resources	62
Julio Toro	Vice-President of Technology	45
Ahmad Zamany	Vice-President of Technical Operations	61
Bolívar Domínguez	Vice-President of Flight Operations	44
Timothy Manoles	Loyalty Vice-President	59
Christophe Didier	Vice-President of Sales	55
Christopher Amenechi	Vice-President of Pricing and Revenue Management	53
Eduardo Lombana	Chief Executive Officer of Copa Colombia	57

Mr. Pedro Heilbron has been our Chief Executive Officer since 1988. He received an MBA from George Washington University and a BA from College of the Holy Cross. Mr. Heilbron is the brother of Mr. Alvaro Heilbron, a member of our Board of Directors.

Mr. Jose Montero has been our Chief Financial Officer since March 2013. He started his career with Copa Airlines in 1993 and has held various technical, supervisory, and management positions including Manager of Flight Operations, Director of System Operations Control Center (SOCC), and, between 2004 and 2013, Director of Strategic Planning. He has a BS in Aeronautical Studies from Embry-Riddle Aeronautical University and an MBA from Cornell University.

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

Mr. Christopher Amenechi has been our Vice-President of Pricing and Revenue Management since May 2016. Prior to joining Copa, Mr. Amenechi was Vice-President of Revenue Management and Porter Escapes at Porter Airlines in Toronto, Canada. He also served as Vice President of E-Commerce and Merchandising at United Airlines where he held several top management positions over a 20-year career. Mr. Amenechi graduated from Embry Riddle Aeronautical University, Daytona Beach with a bachelor’s degree in Aeronautical Engineering and a Masters in Aviation Management.

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

B. Compensation

In 2018, we paid an aggregate of approximately $6.1million in cash compensation to our executive officers. In addition, members of committees of the Board of Directors receive additional compensation per committee meeting. All of the members of our Board of Directors and their spouses receive benefits to travel on Copa flights as well.

Incentive Compensation Program

In 2005, the Compensation Committee of our Board of Directors eliminated the then-existing Long Term Retention Plan and approved a one-time non-vested stock bonus award program for certain executive officers or the “Stock Incentive Plan”. Non-vested stock delivered under the Stock Incentive Plan may be sourced from treasury stock or authorized un-issued shares. In accordance with this program, the Compensation Committee of our Board of Directors had granted restricted stock awards to our senior management and to certain named executive officers and key employees. Normally, these shares vest over three to five years in yearly installments equal to one-third of the awarded stock on each anniversary of the grant date, 100% of the awarded stock at the third anniversary of the grant date or in yearly installments equal to 15% of the awarded stock on each of the first three anniversaries of the grant date, 25% on the fourth anniversary and 30% on the fifth anniversary.

The following table shows shares granted

	2018	2017	2016
Shares	43,355	36,229	291,872
Fair value	135.81	$107.29	$59.94 to $63.3
Contractual life	3 to 5 years	3 years	3 to 5 years

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

The total compensation cost recognized for non-vested stock and options awards amounts to $7.1 million, $7.4 million, and $7.5 million in 2018, 2017, and 2016, respectively, and was recorded as a component of “Wages, salaries, benefits and other employees’ expenses” within operating expenses.

During the first quarter of 2019, the Compensation Committee of the Company’s Board of Directors approved three awards. Awards under these plans will grant approximately 30,412 shares of non-vested stock, which will vest over a period of three years. The Company estimates the fair value of these awards to be approximately $2.7 million and the 2019 compensation cost for these plans will be $1.4 million.

Please also see “Item 6D. Employees” for a description of the bonus plan implemented by the Company.

C. Board Practices

Our Board of Directors currently meets quarterly. Additionally, informal meetings with UAL are held on an ongoing basis, and are supported by annual formal meetings of an “Alliance Steering Committee”, which directs and reports on the progress of the Copa and UAL Alliance. Our Board of Directors is focused on providing our overall strategic direction and as a result is responsible for establishing our general business policies and for appointing our executive officers and supervising their management.

Currently, our Board of Directors is comprised of eleven members. The number of directors elected each year varies. Messrs. Stanley Motta, Jose Castañeda Velez, Jaime Arias and Josh Connor were re-elected as directors for two-year terms at our annual shareholders’ meeting held in 2017. Messrs. Pedro Heilbron, Ricardo A. Arias, Alvaro Heilbron, Carlos A. Motta, John Gebo, Roberto Artavia and Andrew Levy were each re-elected for two-year terms at our annual shareholders’ meeting held in 2018.

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

•

the effectiveness of our internal financial control and risk management systems, including cybersecurity and privacy risks and the Company’s procedures and policies for assessing and managing such risks;

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

The Independent Directors Committee shall also have any other powers expressly delegated by the Board of Directors. Under the Articles of Incorporation, these powers can only be changed by the Board of Directors acting as a whole upon the written recommendation of the Independent Directors Committee. The Independent Directors Committee will only meet regularly until the first shareholders’ meeting at which the Class A shareholders will be entitled to vote for the election of directors and afterwards at any time that Class C shares are outstanding. All decisions of the Independent Directors Committee shall be made by a majority of the members of the committee. See “Item 10B. Memorandum and Articles of Association—Description of Capital Stock”.

Messrs. Josh Connor, Roberto Artavia, Jose Castañeda and Andrew Levy, all independent non-executive directors under the applicable rules of the New York Stock Exchange, are the current members of the committee.

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

Approximately 76.8% of the Company’s employees are located in Panama, while the remaining 23.2% are distributed among our foreign stations. Copa’s employees can be categorized as follows:

December 31,
	2018	2017	2016
Pilots	1,426	1,290	1,183
Flight attendants	2,358	2,204	2,043
Mechanics	440	512	477
Customer service agents, reservation agents, ramp and others	2,905	2,919	2,954
Management and clerical	2,321	2,120	2,076

Total employees	9,450	9,045	8,733

Our profit-sharing program reflects our belief that our employees will remain dedicated to our success if they have a stake in that success. We identify key performance drivers within each employee’s control as part of our annual objectives plan, or “Path to Success”. Typically, we pay bonuses in the first quarter of the year based on our performance during the preceding calendar year. For members of management, 75% of the bonus amount is based on our performance as a whole and 25% is based on the achievement of individual goals. Bonuses for non-management employees are based on the Company’s performance and payment is typically a multiple of the employee’s weekly salary. The bonus payments are approved by our compensation committee. We typically make accruals each month for the expected annual bonuses, which are reconciled to actual payments at their dispersal within the first half of the following year.

We provide training for all of our employees, including technical training for our pilots, dispatchers, flight attendants and other technical staff. In addition, we provide recurrent customer service training to frontline staff, as well as leadership training for managers. We currently have four flight simulators at our training facility in Panama’s City of Knowledge. In 2005, we leased a Level B flight simulator for Boeing 737-Next Generation training that served 80% of our initial training, transition and upgrade training, and 100% of our recurrent training needs relating to that aircraft. During 2007, we upgraded this simulator to provide 100% of our initial training. We leased a similar flight simulator for Embraer 190 until April 2017, when we decided to buy this simulator to serve our initial and recurrent training needs. In 2010, Copa bought a second 737-Next Generation Full Flight Simulator, or “FFS”, Level D. The Level D qualification is the highest certification provided by the Federal Aviation Administration (FAA) to any Flight Training Device. Another important acquisition in 2011 was the second B737 Virtual Procedure Trainer (VPT), which complements the new FFS training. In October 2012, the lease on our first B737 Next Generation simulator expired and we bought a new FFTX technology training device accompanied by a new Virtual Procedure Trainer (VPT). In 2014, Copa bought a new Boeing 737-800 Full Flight Simulator (FFS-X) compliant with regulatory Qualification Level D, and two new B737-800 Cockpit Procedure Trainers (CPTs) compliant with regulatory Qualification FTD Level 4 to provide 100% of our initial, recurrent, transition and upgrade training needs. We bought a new Boeing 737 MAX Full Flight Simulator compliant with regulatory qualification Level D to provide 100% of our training needs which is expected to be available for use in May of 2019.

Approximately 63.2% of the Company’s 9,450 employees are unionized. Our employees currently belong to eight union organizations; four covering employees in Panama and four covering employees in Colombia, in addition to union organizations in other countries to which we fly. Copa Airlines has traditionally had good relations with its employees and all the unions, and expects to continue to enjoy good relations with its employees and the unions in the future.

The four unions covering employees in Panama include: the pilots’ union (UNPAC); the flight attendants’ union (SIPANAB); the mechanics’ union (SITECMAP), and the industry union (SIELAS), which represents ground personnel, messengers, drivers, passenger service agents, counter agents and other non-executive administrative staff.

Copa entered into collective bargaining agreements with the pilots’ union in July 2017, the industry union in December 2017, the mechanics’ union in late first quarter 2018 and with the flight attendants’ union in third quarter of 2018. Collective bargaining agreements in Panama are typically between three and four-year terms.

The four unions covering employees in Colombia are: the pilots’ union (ACDAC), the flight attendants’ union (ACAV), the industry union in Colombia (SITRANAC), and the Mechanics Union in Colombia (ACMA).

Copa entered into collective bargaining with ACDAC and ACAV in January 2018. ACDAC has not yet resolved and ACAV ended with an arbitration process and we have a new arbitration collective document for terms of two years until September 2020.

Additionally, SINTRATAC and Copa entered into collective bargaining agreement in December 2017 for terms of four years until December 2021. Negotiations with ACMA were resolved by arbitration on December 31, 2015, extending the validation every 6 months from this date, until June 30, 2018. ACMA has not presented a new bill of petition.

Copa Colombia has traditionally experienced good relations with its unions.

In addition to the unions in Panama and Colombia, the Company’s employees in Brazil are covered by industry union agreements that cover all airline industry employees in the country, employees in Uruguay are covered by an industry union, and airport employees in Argentina are affiliated with an industry union (UPADEP).

E. Share Ownership

The members of our Board of Directors and our executive officers as a group own less than one percent of our Class A shares. See “Item 7A. Major Shareholders”.

For a description of stock options granted to our Board of Directors and our executive officers, see “—Compensation—Incentive Compensation Program”.

Item 7. Major Shareholders and Related Party Transactions

A. Major Shareholders

The following table sets forth information relating to the beneficial ownership of our Class A shares as of December 31, 2018 by each person known to us to beneficially own 5% or more of our common shares and all our directors and officers as a group.

Class A shares are limited voting shares entitled only to vote in certain specified circumstances. See “Item 10B. Additional Information – Memorandum and Articles of Association – Description of Capital Stock”.

Class A Shares Beneficially Owned	Shares	(%)(1)
CIASA(2)	0	0.0%
Executive officers and directors as a group (15 persons)	92,761	0.3%
Others	31,164,925	99.7%

Total	31,257,686

(1)	Based on a total of 31,257,686 Class A shares outstanding.
(2)	CIASA owns 100% of the Class B shares of Copa Holdings representing 25.9% of our total capital stock.

In June 2006, Continental reduced its ownership of our total capital stock from 27.3% to 10.0%. In May 2008, Continental sold down its remaining shares in the public market.

CIASA currently owns 100% of the Class B shares of Copa Holdings, representing 100% of the voting power of our capital stock. CIASA is controlled by a group of Panamanian investors representing several prominent families in Panama. This group of investors has historically acted together in a variety of business activities both in Panama and elsewhere in Latin America, including banking, insurance, real estate, telecommunications, international trade and commerce and wholesale. Members of the Motta, Heilbron and Arias families and their affiliated companies beneficially own approximately 90% of CIASA’s shares. Our Chief Executive Officer, Mr. Pedro Heilbron, and several of our directors, including Messrs. Stanley Motta, Carlos A. Motta, Mr. Alvaro Heilbron, Mr. Jaime Arias and Mr. Ricardo Alberto Arias, and their immediate families as a group, beneficially owned approximately 78% of CIASA’s shares, as of March 31, 2019. Such individual shareholders of CIASA have entered into a shareholders’ agreement that restricts transfers of CIASA shares to non-Panamanian nationals. Mr. Stanley Motta exercises effective control of CIASA.

In March 2010, CIASA converted a portion of its Class B shares into 1.6 million non-voting New York Stock Exchange-listed Class A shares and sold such Class A shares in an SEC-registered public offering. As a result, CIASA’s ownership decreased from 29.2% to 25.1% of our capital stock. CIASA’s current ownership is 25.9% of our capital stock. In the event CIASA seeks to reduce its ownership below 10% of our total share capital, our independent directors may decide to issue special voting shares solely to Panamanian nationals to maintain the ownership requirements mandated by the Panamanian Aviation Act.

The address of CIASA is Corporación de Inversiones Aéreas, S.A., c/o Copa Holdings, S.A., Boulevard Costa del Este, Avenida Principal y Avenida de la Rotonda, Urbanización Costa del Este, Complejo Business Park, Torre Oeste, Parque Lefevre, Panama City, Panama.

It is not practicable for us to determine the number of Class A shares beneficially owned in the United States. As of March 31, 2019, we had 337 registered record holders of our Class A shares.

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

Banco General, S.A.

We have a strong commercial banking relationship with Banco General, S.A., a Panamanian bank partially owned by our controlling shareholders. We have obtained financing from Banco General under short to medium-term financing arrangements for part of the commercial loan tranche of one of the Company’s Export-Import Bank facilities. We also maintain general lines of credit and time deposit accounts with Banco General. Interest received from Banco General amounted to $3.8 million, $3.0 million and $1.3 million in 2018, 2017, and 2016, respectively. There have not been any material interest payments for the last three years. There was no outstanding debt balance at December 31 2018, 2017, or 2016. These amounts are included in “Current maturities of long-term debt” and “Long-term debt” in the consolidated statement of financial position.

ASSA Compañía de Seguros, S.A.

Panamanian law requires us to maintain our insurance policies through a local insurance company. We have contracted with ASSA, an insurance company controlled by our controlling shareholders, to provide substantially all of our insurance. ASSA has, in turn, reinsured almost all of the risks under those policies with insurance companies around the world. The payments to ASSA totaled $9.7 million in 2018, $8.5 million in 2017 and $7.1 million in 2016.

Petróleos Delta, S.A.

During 2005, we entered into a contract with Petróleos Delta, S.A. to supply our jet fuel needs. The price agreed to under this contract is based on the two-week average of the U.S. Gulf Coast Waterborne Mean index plus local taxes, certain third-party handling charges and a handling charge to Petróleos Delta, S.A. The contract term is two years and the last contract subscribed was in June 2016. While our controlling shareholders do not hold a controlling equity interest in Petróleos Delta, S.A., several of our directors are also board members of Petróleos Delta, S.A. Payments to Petróleos Delta totaled $398.7 million in 2018, $290.2 million in 2017 and $229.9 million in 2016.

Desarollo Inmobiliario del Este, S.A.

During January 2006, we moved into headquarters located six miles away from Tocumen International Airport. We lease six floors consisting of approximately 121,686 square feet of the building from Desarollo Inmobiliario Del Este, S.A., an entity controlled by the same group of investors that controls CIASA. This lease was renewed in 2015 for 10 more years at a rate of approximately $0.2 million per month. Payments to Desarrollo Inmobiliario Del Este, S.A. totaled $3.8 million, $3.6 million and $3.8 million in 2018, 2017 and 2016, respectively.

Galindo, Arias & Lopez

Most of our legal work is carried out by the law firm Galindo, Arias & Lopez. Messrs. Jaime Arias and Ricardo Alberto Arias, partners of Galindo, Arias & Lopez, are indirect shareholders of CIASA and serve on our Board of Directors. Payments to Galindo, Arias & Lopez totaled $0.5 million, $0.4 million and $0.3 million in 2018, 2017 and 2016, respectively.

Cable Onda, S.A.

The Company is responsible for providing television and internet broadcasting services in Panama. A member of the Company’s Board of Directors is shareholder of Cable Onda, S.A. Payments to Cable Onda, S.A. totaled $1.7 million. $1.4 million, and $1.6 million in 2018, 2017 and 2016, respectively.

Panama Air Cargo Terminal

Provides cargo and courier services in Panama, an entity controlled by the same group of investors that controls CIASA. Payments to Panama Air Cargo Terminal totaled $5.8 million in 2018 and $4.9 million in 2017.

Other Transactions

We also purchase most of the alcohol and some of the other beverages served on our aircraft from Motta Internacional, S.A. and Global Brands, S.A., both of which are controlled by our controlling shareholders. We do not have any formal contracts for these purchases, but pay wholesale prices based on price lists periodically submitted by those importers and comparisons to other options in the marketplace. We paid these entities approximately $1.6 million in 2018, $1.7 million in 2017 and $1.7 million in 2016.

C. Interests of Experts and Counsel

Not applicable.

Item 8. Financial Information

A. Consolidated Statements and Other Financial Information

See “Item 3A. Key Information—Selected Financial Data” and “Item 18. Financial Statements”.

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

Dividends and Dividend Policy

The payment of dividends on our shares is subject to the discretion of our Board of Directors. Under Panamanian law, we may pay dividends only out of retained earnings and capital surplus. So long as we do not default on our payments under our loan agreements, there are no covenants or other restrictions on our ability to declare and pay dividends. Our Articles of Incorporation provide that all dividends declared by our Board of Directors will be paid equally with respect to all of the Class A and Class B shares. See “Item 10B. Additional Information—Memorandum and Articles of Association—Description of Capital Stock—Dividends”.

In February 2016, the Board of Directors approved a change to the dividend policy to limit aggregate annual dividends to an amount equal to 40% of the prior year’s annual consolidated underlying net income, to be distributed in equal quarterly installments subject to board ratification each quarter. Our Board of Directors may, in its sole discretion and for any reason, amend or discontinue the dividend policy. Our Board of Directors may change the level of dividends provided for in this dividend policy or entirely discontinue the payment of dividends. Future dividends with respect to shares of our common stock, if any, will depend on, among other things, our results of operations, cash requirements, financial condition, contractual restrictions, business opportunities, provisions of applicable law and other factors that our Board of Directors may deem relevant.

Dividend for	Payment Date	Total Dividend Payment	Cash Dividend per
Fiscal Year:		(U.S. Dollars)	Share
2018	December 14, 2018	$37 million	0.87
2018	September 14, 2018	$37 million	0.87
2018	June 15, 2018	$37 million	0.87
2018	March 15, 2018	$37 million	0.87
2017	December 15, 2017	$32 million	0.75
2017	September 12, 2017	$32 million	0.75
2017	June 15, 2017	$22 million	0.51
2017	March 13, 2017	$22 million	0.51
2016	15-dic-16	$22 million	0.51
2016	13-sep-16	$22 million	0.51
2016	16-jun-16	$21 million	0.51
2016	16-mar-16	$21 million	0.51
2015	December 15, 2015	$37 million	0.84
2015	September 15, 2015	$37 million	0.84
2015	June 15, 2015	$37 million	0.84
2015	March 16, 2015	$37 million	0.84

B. Significant Changes

None

Item 9. The Offer and Listing

A. Offer and Listing Details

Our Class A shares have been listed on the New York Stock Exchange, or NYSE, under the symbol “CPA” since December 14, 2005. The following table sets forth, for the periods indicated, the high and low prices for the Class A shares on the NYSE for the periods indicated.

		Low	High
	2014
Annual		87.00	162.83
	2015
Annual		39.03	121.25
	2016
Annual		42.61	97.00
	2017
Annual		90.85	138.72
First Quarter		90.85	112.80
Second Quarter		107.90	125.78
Third Quarter		116.54	134.25
Fourth Quarter		120.22	138.72
	2018
Annual		67.38	141.34
First Quarter		122.03	141.34
Second Quarter		91.75	130.94
Third Quarter		74.77	99.78
Fourth Quarter		67.38	88.15
October		67.38	85.09
November		68.50	85.27
December		72.00	88.15
	2019
Annual		77.31	100.00
First Quarter		77.31	100.00
January		77.31	100.00
February		87.09	99.12
March		77.94	85.91

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

Common Stock

Our authorized capital stock consists of 80 million shares of common stock without par value, divided into Class A shares, Class B shares and Class C shares. As of December 31, 2018, we had 33,816,276 Class A shares issued and 31,257,686 Class A shares outstanding; 10,938,125 Class B shares issued and outstanding, and no Class C shares outstanding. Class A and Class B shares have the same economic rights and privileges, including the right to receive dividends, except as described in this section.

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

At least 30 days prior to taking any of the actions listed above, we must give notice to the Class A and Class B shareholders of our intention to do so. If requested by shareholders representing at least 5% of our outstanding shares, the Board of Directors shall call an extraordinary shareholders’ meeting to approve such action. At the extraordinary shareholders’ meeting, shareholders representing a majority of all of the outstanding shares must approve a resolution authorizing the proposed action. For such purpose, every holder of our shares is entitled to one vote per share. See below under “—Shareholders Meetings”.

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

Class B Shares

Every holder of Class B shares is entitled to one vote per share on all matters for which shareholders are entitled to vote. Class B shares will be automatically converted into Class A shares upon the registration of transfer of such shares to holders which are not Panamanian as described below under “—Restrictions on Transfer of Common Stock; Conversion of Class B Shares”.

Class C Shares

Upon the occurrence and during the continuance of a triggering event described below in “—Aviation Rights Protections”, the Independent Directors Committee of our Board of Directors, or the Board of Directors as a whole if applicable, are authorized to issue Class C shares to the Class B holders pro rata in proportion to such Class B holders’ ownership of Copa Holdings. The Class C shares will have no economic value and will not be transferable except to Class B holders, but will possess such voting rights as the Independent Directors Committee shall deem necessary to ensure the effective control of the Company by Panamanians. The Class C shares will be redeemable by the Company at such time as the Independent Directors Committee determines that such a triggering event shall no longer be in effect. The Class C shares will not be entitled to any dividends or any other economic rights.

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

Aviation Rights Protections

As described in “Item 4. Information on the Company. Business Overview. Regulation—Panama”, the Panamanian Aviation Act, including the related decrees and regulations, and the bilateral treaties between Panama and other countries that allow us to fly to those countries require that Panamanians exercise “effective control” of Copa and maintain “significant ownership” of the airline. The Independent Directors Committee has certain powers under our Articles of Incorporation to ensure that certain levels of ownership and control of Copa Holdings remain in the hands of Panamanians upon the occurrence of certain triggering events referred to below.

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

Vote required

Resolutions are passed at shareholders’ meetings by the affirmative vote of a majority of those shares entitled to vote at such meeting and present or represented at the meeting.

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

Listing

Our Class A shares are listed on the NYSE under the symbol “CPA”. The Class B shares and Class C shares will not be listed on any exchange unless the Board of Directors determines that it is in the best interest of the Company to list the Class B shares on the Panama Stock Exchange.

Transfer Agent and Registrar

The transfer agent and registrar for our Class A shares is Computershare Inc. Until the Board of Directors otherwise provides, the transfer agent for our Class B shares and any Class C shares is Galindo, Arias & Lopez, who maintains the share register for each class in Panama. Transfers of Class B shares must be accompanied by a certification of the transferee that such transferee is Panamanian.

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

Unless Delaware corporations specifically elect otherwise, Delaware corporations may not enter into a “business combination”, including mergers, sales and leases of assets, issuances of securities and similar transactions, with an “interested stockholder”, or one that beneficially owns 15% or more of a corporation’s voting stock, within three years of such person becoming an interested shareholder unless:

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

Engine Services Agreements between GE Engine Services, LLC and Copa Holdings, S.A.

Since May 2011, we have entered into three separate Rate per Engine Flight Hour Engine Services Agreements with GE Engine Services, LLC, pursuant to which GE shall be the exclusive provider of maintenance, repair and overhaul services to our CF-34 and CFM-56 aircraft engines. Most maintenance services are performed at a certain rate per engine flight hour incurred by our engines. These rates were set based on our predicted operating parameters and will be adjusted in case of variation of those parameters. Unless terminated, the agreement with respect to the CF-34 engines will continue through September 30, 2022 while the agreements with respect to the CFM-56 engines expire on December 31, 2021 and April 30, 2026, respectively, in each case unless renewed upon the parties’ mutual agreements. Either party may terminate the agreement in the event of insolvency of the other party or upon a material breach by the other party which remains uncured. Any material breach by us of this agreement could, at the option of GE, trigger a cross-default of all our other contracts with GE. GE may also terminate this agreement if the number of engines covered decreases below the prescribed minimum. Upon early termination of the agreement for any reason, we shall pay GE for all services or work performed by GE up to the time of such termination by means of reconciliation.

MAX Aircraft purchase Agreement between the Boeing Company and Copa Airlines.

In April 2015, Copa finalized negotiations with the Boeing Company for the purchase of 737 MAX airplanes. These negotiations started in 2013, and the agreement has been amended several times since then, most recently in January 2019.

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

E. Taxation

United States

The following summary describes the material United States federal income tax consequences of the ownership and disposition of our Class A shares as of the date hereof. The discussion set forth below is applicable to United States Holders (as defined below) that beneficially own our Class A shares as capital assets for United States federal income tax purposes (generally, property held for investment). This summary does not represent a detailed description of the United States federal income tax consequences applicable to you if you are subject to special treatment under the United States federal income tax laws, including if you are:

•	a bank;

•	a dealer in securities or currencies;

•	a financial institution;

•	a regulated investment company;

•	a real estate investment trust;

•	an insurance company;

•	a tax-exempt organization;

•	a person holding our Class A shares as part of a hedging, integrated or conversion transaction, a constructive sale or a straddle;

•	a trader in securities that has elected the mark-to-market method of accounting for your securities;

•	a person liable for alternative minimum tax;

•	a person who owns 10% or more of our stock (by vote of value);

•	a partnership or other pass-through entity (or investor therein) for United States federal income tax purposes; or

•	a person whose “functional currency” is not the United States dollar.

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

Subject to certain conditions and limitations, Panamanian withholding taxes on dividends may be treated as foreign taxes eligible for credit against your United States federal income tax liability. For purposes of calculating the foreign tax credit, dividends paid on the Class A shares generally will be treated as income from sources outside the United States and will generally constitute passive income. Further, in certain circumstances, if you:

•	have held Class A shares for less than a specified minimum period during which you are not protected from risk of loss, or

•	are obligated to make related to the payments with respect to positions in substantially similar or related property,

You will not be allowed a foreign tax credit for foreign taxes imposed on dividends paid on the Class A shares, if any. The rules governing the foreign tax credit are complex. You are urged to consult your tax advisors regarding the availability of the foreign tax credit under your particular circumstances.

Passive Foreign Investment Company

We do not believe that we were a passive foreign investment company (a “PFIC”) for United States federal income tax purposes for 2018, and we expect to operate in such a manner so as not to become a PFIC in 2019 or the foreseeable future. If, however, we are or become a PFIC, you could be subject to additional United States federal income taxes on gain recognized with respect to the Class A shares and on certain distributions, plus an interest charge on certain taxes treated as having been deferred under the PFIC rules. Further, non-corporate United States Holders will not be eligible for reduced rates of taxation on any dividends received from us if we are a PFIC in the taxable year in which such dividends are paid or the preceding taxable year.

Taxation of Capital Gains

For United States federal income tax purposes, you will recognize taxable gain or loss on any sale or exchange of a Class A share in an amount equal to the difference between the amount realized for the Class A share and your tax basis in the Class A share. Such gain or loss will generally be capital gain or loss. Capital gains of individuals derived with respect to capital assets held for more than one year generally are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations. Any gain or loss recognized by you will generally be treated as United States source gain or loss.

Information Reporting and Backup Withholding

In general, information reporting will apply to dividends in respect of our Class A shares and the proceeds from the sale, exchange or redemption of our Class A shares that are paid to you within the United States (and in certain cases, outside the United States), unless you establish that you are an exempt recipient such as a corporation. A backup withholding tax may apply to such payments unless you provide an accurate taxpayer identification number and make any other required certification or otherwise establish an exemption.

Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against your United States federal income tax liability provided the required information is timely furnished to the Internal Revenue Service.

Panama

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

Taxation of Capital Gains

As long as the Class A shares are registered with the SMV and are sold through an organized market, Panamanian taxes on capital gains will not apply either to Panamanians or other countries’ nationals. We have registered the Class A shares, with both the NYSE and the SMV.

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

Aircraft Fuel. Our results of operations are affected by changes in the price and availability of aircraft fuel. The Company has not entered into new fuel hedge contracts, and has adopted a new strategy of remaining unhedged, while regularly reviewing its policies based on market conditions and others factors. As of December 31, 2018, the Company did not have any outstanding fuel hedge contracts. Market risk is estimated as a hypothetical 10% increase in the December 31, 2018 cost per gallon of fuel. Based on projected 2018 fuel consumption, such an increase would result in an increase to aircraft fuel expense of approximately $58.0 million in 2019. There are no hedged contracts for 2019.

Interest. Our earnings are affected by changes in interest rates due to the impact those changes have on interest expense from variable-rate debt instruments and operating leases and on interest income generated from our cash and investment balances. If interest rates average 10% more in 2019 than they did during 2018, our interest expense would increase by approximately $1.4 million and the fair value of the debt would decrease by approximately $10.2 million. If interest rates average 10% less in 2019 than they did in 2018, our interest income from marketable securities would decrease by approximately $1.4 million and the fair value of our debt would increase by approximately $10.2 million. These amounts are determined by considering the impact of the hypothetical interest rates on our variable-rate debt and marketable securities equivalent balances at December 31, 2018.

Foreign Currencies. The majority of our obligations are denominated in U.S. dollars. Since Panama uses the U.S. dollar as legal tender, the majority of our operating expenses are also denominated in U.S. dollars, approximately 44.7% of revenues and 55.3% of expenses are in U.S. dollars. A significant part of our revenue is denominated in foreign currencies, including the Brazilian real, Colombian peso, and Argentinian peso, which represented 22.7%, 11.3%, and 7.2% of our revenue in 2018, respectively.

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

The following chart summarizes the Company’s exchange risk exposure (assets and liabilities denominated in foreign currency) at December 31, 2018 and 2017:

	As of December 31, 2018	As of December 31, 2017
Assets
Cash and cash equivalents	$53,123	$25,189
Investments	2	277
Accounts receivables, net	68,171	75,769
Other assets	19,107	29,459

Total assets	$140,403	$130,694

Liabilities
Accounts payables suppliers and agencies	$48,501	$37,186
Accumulated taxes and expenses payables	40,243	50,922
Other liabilities	20,771	25,471

Total liabilities	$109,515	$113,579

Net position	$30,888	$17,114

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

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15. Controls and Procedures

A. Disclosure Controls and Procedures

Disclosure controls and procedures are designed to ensure that information required to be disclosed by the Company in reports filed or submitted under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms. We carried out an evaluation under the supervision of our Management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2018. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

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

Management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2018. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control – Integrated Framework (2013).

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

Based on this assessment, Management believes that, as of December 31, 2018, the Company’s internal control over financial reporting is effective based on those criteria.

C. Attestation Report of the Registered Public Accounting Firm

The effectiveness of our internal controls over financial reporting as of December 31, 2018 has been audited by Ernst &Young, the independent registered public accounting firm who also audited the Company’s consolidated financial statements. Ernst & Young’s attestation report of the effectiveness of the Company’s internal control over financial reporting is included herein.

D. Changes in Internal Control over Financial Reporting

During the last quarter of 2018, the Company migrated the its cargo activities into a new cargo system, and also initiated the phased implementation upgrade of the system supporting the sales and reservation program with the intention of automating internal procedures and controls, and increasing functionality to support operations. Our internal controls over financial reporting were adjusted to mitigate key risks regarding the quality of information produced from our cargo services processes which includes our service organization reports. In preparation for the adoption of IFRS 16 in January 2019, the Company designed an internal project to document, evaluate, design and implement changes to be produced thereinafter. A risk-based analysis was addressed and documented accordingly aligned with our internal control standards.

In relation with the material weakness in our internal control over financial reporting in the year ended December 31, 2017 related to the Company’s flight equipment accounting treatment, we have remediated it by adjusting our policies accordingly and reflected the appropriate accounting treatment in our 2018 consolidated financial statements.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders

COPA HOLDINGS, S.A. and Subsidiaries

Opinion on Internal Control over Financial Reporting

We have audited Copa Holdings, S.A. and subsidiaries’ internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Copa Holdings, S.A. and subsidiaries (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2018, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statements of financial position of the Company as of December 31, 2018 and 2017 and the related consolidated statements of profit or loss, comprehensive income (loss), changes in equity and cash flows for each of the three years in the period ended December 31, 2018, and the related notes, and our report dated April 24, 2019, expressed an unqualified opinion thereon.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

April 24, 2019

Item 16. Reserved

Item 16A. Audit Committee Financial Expert

Our Board of Directors has determined that Messrs. Jose Castañeda, Roberto Artavia and Josh Connor qualify as an “audit committee financial experts” as defined by current SEC rules and meet the independence requirements of the SEC and the NYSE listing standards. For a discussion of the role of our audit committee, see “Item 6C. Board Practices—Audit Committee”.

Item 16B. Code of Ethics

Our Board of Directors has adopted a Code of Business Conduct and Ethics applicable to our directors, officers, employees and consultants. The Code of Business Conduct and Ethics can be found at www.copaair.com under the heading “Investor Relations—Corporate Governance”. Information found on this website is not incorporated by reference into this document.

Item 16C. Principal Accountant Fees and Services

The following table sets forth by category of service the total fees for services performed by our independent registered public accounting firm Ernst & Young and its affiliates during the fiscal years ended December 31, 2018, 2017 and 2016:

	2018	2017	2016
Audit Fees	$981,810	$1,025,000	$1,150,000
Audit-Related Fees	—	—	—
Tax Fees	—	—	—
All Other Fees	—	—	—
Total	$981,810	$1,025,000	$1,150,000

Audit Fees

Audit fees for 2018, 2017 and 2016 included the audit of our annual financial statements and internal controls, and the review of our quarterly reports.

Audit-Related Fees

There were no audit-related fees for 2018, 2017 or 2016.

Tax Fees

There were no tax fees for 2018, 2017 or 2016.

All Other Fees

Other fees for 2018, 2017 and 2016 included amounts paid for permitted consulting services performed by Ernst & Young and pre-approved by our audit committee. There were no such fees in 2018, 2017 or 2016.

Pre-Approval Policies and Procedures

Our audit committee approves all audit, audit-related, tax and other services provided by Ernst & Young. Any services provided by Ernst & Young that are not specifically included within the scope of the audit must be pre-approved by the audit committee in advance of any engagement. Pursuant to Rule 201 of Regulation S-X, audit committees are permitted to approve certain fees for audit-related services, tax services and other services pursuant to a de minimis exception prior to the completion of an audit engagement. In 2018, none of the fees paid to Ernst & Young were approved pursuant to the de minimis exception.

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

No transactions were made in 2016, 2017 or 2018.

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

Item 16H. Mine Safety Disclosure

None

PART III

Item 17. Financial Statements

See “Item 18. Financial Statements”

Item 18. Financial Statements

See our consolidated financial statements beginning on page F-1.

Item 19. Exhibits

3.1**	English translation of the Amended Articles of Incorporation (Pacto Social) of the Registrant

10.1**†	Aircraft Lease Agreement, dated as of October 1, 1998, between First Security Bank – now Wells Fargo Bank Northwest, National association—and Compañía Panameña de Aviación, S.A., in respect of Boeing Model 737-71Q Aircraft, Serial No. 29047

10.1 (2008)	Supplemental Agreement dated as of May 13, 2008 by and among Copa Holdings, S.A. Corporation de Inversiones Aereas, S.A. and Continental Airlines, Inc.

10.2**†	Letter Agreement dated as of November 6, 1998 amending Aircraft Lease Agreement, dated October 1, 1998, between First Security Bank– now Wells Fargo Bank Northwest, National association—and Compañía Panameña de Aviación, S.A., in respect of One Boeing Model 737-71Q Aircraft, Manufacturer’s Serial No. 29047

10.3**†	Aircraft Lease Amendment Agreement dated as of May 21, 2003 to Aircraft Lease Agreement, dated October 1, 1998, between Wells Fargo Bank Northwest and Compañía Panameña de Aviación, S.A., in respect of Boeing Model 737-71Q Aircraft, Serial No. 29047

10.4**†	Aircraft Lease Agreement, dated as of October 1, 1998, between First Security Bank and Compañía Panameña de Aviación, S.A., in respect of Boeing Model 737-71Q Aircraft, Serial No. 29048

10.5**†	Letter Agreement dated as of November 6, 1998 amending Aircraft Lease Agreement, dated as of October 1, 1998, between First Security Bank and Compañía Panameña de Aviación, S.A., in respect of Boeing Model 737-71Q Aircraft, Serial No. 29048

10.6**†	Aircraft Lease Amendment Agreement dated as of May 21, 2003 to Aircraft Lease Agreement, dated October 1, 1998, between Wells Fargo Bank Northwest and Compañía Panameña de Aviación, S.A., in respect of Boeing Model 737-71Q Aircraft, Serial No. 29048

10.7**†	Aircraft Lease Agreement, dated as of November 18, 1998, between Aviation Financial Services Inc. and Compañía Panameña de Aviación, S.A., Boeing Model 737-700 Aircraft, Serial No. 28607

10.8**†	Letter Agreement No. 1 dated as of November 18, 1998 to Aircraft Lease Agreement, dated November 18, 1998, between Aviation Financial Services Inc. and Compañía Panameña de Aviación, S.A., Boeing Model 737-700 Aircraft, Serial No. 28607

10.9**†	Letter Agreement No. 2 dated as of March 8, 1999 to Aircraft Lease Agreement, dated November 18, 1998, between Aviation Financial Services Inc. and Compañía Panameña de Aviación, S.A., Boeing Model 737-700 Aircraft, Serial No. 28607

10.10**†	Lease Extension and Amendment Agreement dated as of April 30, 2003, to Aircraft Lease Agreement, dated November 18, 1998, between Aviation Financial Services Inc. and Compañía Panameña de Aviación, S.A., Boeing Model 737-700 Aircraft, Serial No. 28607

10.11**†	Aircraft Lease Agreement, dated as of November 18, 1998, between Aviation Financial Services Inc. and Compañía Panameña de Aviación, S.A., Boeing Model 737-700 Aircraft, Serial No. 30049

10.12**†	Letter Agreement No. 1 dated as of November 18, 1998 to Aircraft Lease Agreement, dated November 18, 1998, between Aviation Financial Services Inc. and Compañía Panameña de Aviación, S.A., Boeing Model 737-700 Aircraft, Serial No. 30049

10.13**†	Letter Agreement No. 2 dated as of March 8, 1999 to Aircraft Lease Agreement, dated November 18, 1998, between Aviation Financial Services Inc. and Compañía Panameña de Aviación, S.A., Boeing Model 737-700 Aircraft, Serial No. 30049

10.14**†	Lease Extension and Amendment Agreement dated as of April 30, 2003, to Aircraft Lease Agreement, dated November 18, 1998, between Aviation Financial Services Inc. and Compañía Panameña de Aviación, S.A., Boeing Model 737-700 Aircraft, Serial No. 30049

10.15**†	Aircraft Lease Agreement, dated as of November 30, 2003, between International Lease Finance corporation and Compañía Panameña de Aviación, S.A., Boeing Model 737-700 or 800 Aircraft, Serial No. 30676

10.16**†	Aircraft Lease Agreement, dated as of March 4, 2004, between International Lease Finance corporation and Compañía Panameña de Aviación, S.A., Boeing Model 737-700 or 800 Aircraft, Serial No. 32800

10.17**†	Aircraft Lease Agreement, dated as of December 23, 2004, between Wells Fargo Bank Noorthwest, N.A. and Compañía Panameña de Aviación, S.A., Boeing Model 737- 800 Aircraft, Serial No. 29670

10.18**†	Embraer 190LR Purchase Agreement DCT-006/2003 dated as of May 2003 between Embraer— Empresa Brasileira de Aeronáutica S.A. and Regional Aircraft Holdings Ltd.

10.19**†	Letter Agreement DCT-007/2003 dated as of May, 2003 to Aircraft Purchase Agreement DCT-006/2003 dated as of May, 2003, between Embraer— Empresa Brasileira de Aeronáutica S.A. and Regional Aircraft Holdings Ltd.

10.20**†	Letter Agreement DCT-008/2003 dated as of May, 2003 to Aircraft Purchase Agreement DCT-006/2003 dated as of May, 2003, between Embraer— Empresa Brasileira de Aeronáutica S.A. and Regional Aircraft Holdings Ltd.

10.21**	Aircraft General Terms Agreement, dated November 25, 1998, between The Boeing Company and Copa Holdings, S.A.

10.22**†	Purchase Agreement Number 2191, dated November 25, 1998, between The Boeing Company and Copa Holdings, S.A., Inc. relating to Boeing Model 737-7V3 & 737-8V3 Aircraft

10.23**†	Suplemental agreement No. 1 dated 2001 to Purchase Agreement Number 2191 between The Boeing Company and Copa Holdings, S.A.

10.24**†	Supplemental Agreement No. 2 dated as of December 21, 2001 to Purchase Agreement Number 2191 between The Boeing Company and Copa Holdings, S.A.

10.25**†	Supplemental Agreement No. 3 dated as of June 14, 2002 to Purchase Agreement Number 2191 between The Boeing Company and Copa Holdings, S.A.

10.26**†	Supplemental Agreement No. 4 dated as of December 20, 2002 to Purchase Agreement Number 2191 between The Boeing Company and Copa Holdings, S.A.

10.27**†	Supplemental Agreement No. 5 dated as of October 31, 2003 to Purchase Agreement Number 2191 between The Boeing Company and Copa Holdings, S.A.

10.28**†	Supplemental Agreement No. 6 dated as of September 9, 2004 to Purchase Agreement Number 2191 between The Boeing Company and Copa Holdings, S.A.

10.29**†	Supplemental Agreement No. 7 dated as of December 9, 2004 to Purchase Agreement Number 2191 between The Boeing Company and Copa Holdings, S.A.

10.30**†	Supplemental Agreement No. 8 dated as of April 15, 2005 to Purchase Agreement Number 2191 between The Boeing Company and Copa Holdings, S.A.

10.31**†	Maintenance Cost per Hour Engine Service Agreement, dated March 5, 2003, between G.E. Engine Services, Inc. and Copa Holdings, S.A.

10.32**†	English translation of Aviation Fuel Supply Agreement, dated July 18, 2005, between Petróleos Delta, S.A. and Compañía Panameña de Aviación, S.A.

10.33**†	Form of Amended and Restated Alliance Agreement between Continental Airlines, Inc. and Compañía Panameña de Aviación, S.A.

10.34**	Form of Amended and Restated Services Agreement between Continental Airlines, Inc. and Compañía Panameña de Aviación, S.A.

10.35**	Form of Second Amended and Restated Shareholders’ Agreement among Copa Holdings, S.A., Corporación de Inversiones Aéreas, S.A. and Continental Airlines, Inc.

10.36**	Form of Guaranteed Loan Agreement

10.37**	Form of Amended and Restated Registration Rights Agreement among Copa Holdings, S.A., Corporación de Inversiones Aéreas, S.A. and Continental Airlines, Inc.

10.38**	Form of Copa Holdings, S.A. 2005 Stock Incentive Plan

10.39**	Form of Copa Holdings, S.A. Restricted Stock Award Agreement

10.40*	Form of Indemnification Agreement with the Registrant’s directors

10.41**	Form of Amended and Restated Trademark License Agreement between Continental Airlines, Inc. and Compañía Panameña de Aviación, S.A.

10.42*†	Embraer 190 Purchase Agreement COM 0028-06 dated February 2006 between Embraer—Empresa Brasileira de Aeronáutica S.A. and Copa Holdings, S.A. relating to Embraer 190LR aircraft

10.43*†	Letter Agreement COM 0029-06 to the Embraer Agreement dated February 2006 between Embraer—Empresa Brasileira de Aeronáutica S.A. and Copa Holdings, S.A. relating to Embraer 190LR aircraft

10.44*†	Supplemental Agreement No. 9 dated as of March 16, 2006 to the Boeing Purchase Agreement Number 2191 dated November 25, 1998 between the Boeing Company and Copa Holdings, S.A.

10.44 (2006)†	Supplemental Agreement No. 11 dated as of August 30, 2006 to the Boeing Purchase Agreement Number 2191 dated November 25, 1998 between the Boeing Company and Copa Holdings, S.A.

10.45*†	Supplemental Agreement No. 10 dated as of May 8, 2006 to the Boeing Purchase Agreement Number 2191 dated November 25, 1998 between the Boeing Company and Copa Holdings, S.A.

10.45 (2006)†	Supplemental Agreement No. 12 dated as of February 26, 2007 to the Boeing Purchase Agreement Number 2191 dated November 25, 1998 between the Boeing Company and Copa Holdings, S.A.

10.46 (2006)†	Supplemental Agreement No. 13 dated as of April 23, 2007 to the Boeing Purchase Agreement Number 2191 dated November 25, 1998 between the Boeing Company and Copa Holdings, S.A.

10.47(2007)†	Supplemental Agreement No. 14 dated as of August 31, 2007 to the Boeing Purchase Agreement Number 2191 dated November 25, 1998 between the Boeing Company and Copa Holdings, S.A.

10.48(2007)†	Supplemental Agreement No. 15 dated as of February 21, 2008 to the Boeing Purchase Agreement Number 2191 dated November 25, 1998 between the Boeing Company and Copa Holdings, S.A.

10.49(2008)†	Supplemental Agreement No. 16 dated as of June 30, 2008 to the Boeing Purchase Agreement Number 2191 dated November 25, 1998 between the Boeing Company and Copa Holdings, S.A.

10.50(2008)†	Supplemental Agreement No. 17 dated as of December 15, 2008 to the Boeing Purchase Agreement Number 2191 dated November 25, 1998 between the Boeing Company and Copa Holdings, S.A.

10.51(2009)†	Supplemental Agreement No. 18 dated as of July 15, 2009 to the Boeing Purchase Agreement Number 2191 dated November 25, 1998 between the Boeing Company and Copa Holdings, S.A

10.52(2009)†	Supplemental Agreement No. 19 dated as of August 31, 2009 to the Boeing Purchase Agreement Number 2191 dated November 25, 1998 between the Boeing Company and Copa Holdings, S.A

10.53(2009)†	Supplemental Agreement No. 20 dated as of November 19, 2009 to the Boeing Purchase Agreement Number 2191 dated November 25, 1998 between the Boeing Company and Copa Holdings, S.A

10.54(2010)†	Supplemental Agreement No. 21 dated as of May 28, 2010 to the Boeing Purchase Agreement Number 2191 dated November 25, 1998 between the Boeing Company and Copa Holdings, S.A

10.55(2010)†	Supplemental Agreement No. 22 dated as of September 24, 2010 to the Boeing Purchase Agreement Number 2191 dated November 25, 1998 between the Boeing Company and Copa Holdings, S.A

10.56(2010)†	Supplemental Agreement No. 23 dated as of October, 2010 to the Boeing Purchase Agreement Number 2191 dated November 25, 1998 between the Boeing Company and Copa Holdings, S.A

10.57(2011)†	On Pointsm Solutions Rate per Engine Flight Hour Service Agreement dated as of May 22, 2011 between GE Engine Services, LLC., Compañía Panameña de Aviación, S.A., and Lease Management Services, LLC.

10.58(2012)†	On Pointsm Solutions Rate per Engine Flight Hour Service Agreement dated as of April 15, 2012 between GE Engine Services, LLC., Compañía Panameña de Aviación, S.A., and Lease Management Services, LLC.

10.62(2017) †	Purchase Agreement No. PA-03774 dated June 27, 2012 between The Boeing Company and Copa Holdings S.A. relating to Boeing Model 737 MAX Aircraft.

12.1	Certification of the Chief Executive Officer, pursuant to Rules 13a-14 and 15d-14 under the Securities Exchange Act of 1934.

12.2	Certification of the Chief Financial Officer, pursuant to Rules 13a-14 and 15d-14 under the Securities Exchange Act of 1934.

13.1	Certification of Chief Executive Officer, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2	Certification of the Chief Financial Officer, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

21.1**	Subsidiaries of the Registrant

101. INS	XBRL Instance Document.

101. SCH	XBRL Taxonomy Extension Schema Document.

101. CAL	XBRL Taxonomy Extension Calculation Linkbase Document.

101. LAB	XBRL Taxonomy Extension Label Linkbase Document.

101. PRE	XBRL Taxonomy Extension Presentation Linkbase Document.

101. DEF	XBRL Taxonomy Extension Definition Document.

*	Previously filed with the SEC as an exhibit and incorporated by reference from our Registration Statement on Form F-1, filed June 15, 2006, File No. 333-135031.
**	Previously filed with the SEC as an exhibit and incorporated by reference from our Registration Statement on Form F-1, filed November 28, 2005, as amended on December 1, 2005 and December 13, 2005, File No. 333-129967.
2006	Previously filed with the SEC as an exhibit and incorporated by reference from our Annual Report on Form 20-F, filed July 2, 2007, File No.001-07956031.
2007	Previously filed with the SEC as an exhibit and incorporated by reference from our Annual Report on Form 20-F, filed May 9, 2008, File No.001-08818238.
2008	Previously filed with the SEC as an exhibit and incorporated by reference from our Annual Report on Form 20-F, filed May 6, 2009, File No. 001- 09801609.
2009	Previously filed with the SEC as an exhibit and incorporated by reference from our Annual Report on Form 20-F, filed March 17, 2010, File No. 001- 10686910.

2010	Previously filed with the SEC as an exhibit and incorporated by reference from our Annual Report on Form 20-F, filed May 17, 2011, as amended on December 22, 2011, File No. 001- 111276555
2011	Previously filed with the SEC as an exhibit and incorporated by reference from our Annual Report on Form 20-F, filed April 16, 2012, File No. 001- 12762135.
2012	Previously filed with the SEC as an exhibit and incorporated by reference from our Annual Report on Form 20-F, filed April 29, 2013, File No. 001- 13792566.
2017	Previously filed with the SEC as an exhibit and incorporated by reference from our Annual Report on Form 20-F, filed April 18, 2017, File No. 001-32696
†	The Registrant was granted confidential treatment for portions of this exhibit.

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

COPA HOLDINGS, S.A.

By:	/s/ Pedro Heilbron
Name: Pedro Heilbron
Title: Chief Executive Officer

By:	/s/ Jose Montero
Name: Jose Montero
Title: Chief Financial Officer

Dated: April 24, 2019

Consolidated Financial Statements

Copa Holdings, S. A. and Subsidiaries

Year ended December 31, 2018

with Report of the Independent Registered Public Accounting Firm

COPA HOLDINGS, S. A. AND SUBSIDIARIES

F - i

COPA HOLDINGS, S. A. AND SUBSIDIARIES

F - ii

Report of the Independent Registered Public Accounting Firm

To the Board of Directors and the Shareholders of

Copa Holdings, S.A. and subsidiaries

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Copa Holdings, S.A. and subsidiaries as of December 31, 2018 and 2017, and the related consolidated statements of profit or loss, comprehensive income (loss), changes in equity and cash flows for each of the three years in the period ended December 31, 2018 and the related notes (collectively referred to as the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company at December 31, 2018 and 2017, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2018, in conformity with International Financial Reporting Standards, as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as December 31, 2018, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated April 24, 2019 expressed an unqualified opinion thereon.

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

Panama City, Republic of Panama

April 24, 2019

Copa Holdings, S. A. and Subsidiaries

Consolidated statement of financial position

As of December, 31

(In US$ thousands)

	Notes	2018	2017 Restated*
ASSETS
Current assets
Cash and cash equivalents	8	$156,158	$238,792
Investments	9	566,200	705,108
Accounts receivable	10,23	116,054	115,641
Expendable parts and supplies	11	86,530	81,825
Prepaid expenses	12	74,384	45,421
Prepaid income tax		10,357	—
Other currents assets	13,17	54,386	11,701

		1,064,069	1,198,488
Non-current assets
Investments	9	138,846	65,953
Accounts receivable	10	1,177	2,444
Prepaid expenses	12	25,637	26,130
Property and equipment	13	2,701,322	2,617,407
Net pension asset	15	5,091	3,185
Intangible assets	16	101,168	81,115
Deferred tax assets	22	16,041	19,099
Other non-current assets	17	33,899	31,140

		3,023,181	2,846,473

Total assets		$4,087,250	$4,044,961

LIABILITIES AND EQUITY
Current liabilities
Current maturities of long-term debt	18	$311,965	$298,462
Trade, other payables and financial liabilities	19,23	141,030	130,590
Air traffic liability	7.2	471,676	477,168
Frequent flyer deferred revenue	7.2	30,342	17,197
Taxes and interest payable		44,749	70,077
Accrued expenses payable	20	47,390	60,321
Income tax payable		—	3,700

		1,047,152	1,057,515
Non-current liabilities
Long-term debt	18	975,283	876,119
Frequent flyer deferred revenue	7.2	37,472	33,115
Other long-term liabilities	21	137,724	130,621
Deferred tax liabilities	22	48,940	52,465

		1,199,419	1,092,320

Total liabilities		2,246,571	2,149,835

Equity	24
Issued capital
Class A common stock -33,816,276 (2017 -33,776,480) shares issued, 31,257,686 (2017 - 31,185,641) outstanding		21,087	21,038
Class B common stock - 10,938,125 (2017 - 10,938,125) shares issued and outstanding, no par value		7,466	7,466
Additional paid in capital		80,041	72,945
Treasury stock		(136,388)	(136,388)
Retained earnings		1,872,700	1,933,953
Accumulated other comprehensive loss		(4,227)	(3,888)

Total equity		1,840,679	1,895,126

Commitments and contingencies	27	—	—

Total liabilities and equity		$4,087,250	$4,044,961

*	See in note 5.1

The accompanying notes are an integral part of these consolidated financial statements.

Copa Holdings, S. A. and Subsidiaries

Consolidated statement of profit or loss

For the year ended December, 31

(In US$ thousands)

	Notes	2018	2017 Restated*	2016 Restated*
Operating revenue
Passenger revenue		$2,587,389	$2,444,251	$2,148,501
Cargo and mail revenue		62,483	55,290	53,989
Other operating revenue		27,755	22,245	16,696

	7	2,677,627	2,521,786	2,219,186
Operating expenses
Fuel		765,781	572,746	528,996
Wages, salaries, benefits and other employees’ expenses		443,287	415,147	370,190
Passenger servicing		104,346	99,447	86,329
Airport facilities and handling charges		186,422	171,040	159,771
Sales and distribution		210,158	200,256	193,837
Maintenance, materials and repairs		111,677	132,148	121,781
Depreciation and amortization	13,16	169,436	167,324	167,894
Impairment of non financial assets	13	188,624	—	—
Flight operations		108,437	101,647	88,188
Aircraft rentals and other rentals		132,534	134,539	138,885
Cargo and courier expenses		10,075	7,375	6,099
Other operating and administrative expenses		101,812	96,087	92,215

		2,532,589	2,097,756	1,954,185

Operating profit		145,038	424,030	265,001
Non-operating (expense) income
Finance cost	18	(35,850)	(35,223)	(37,024)
Finance income	18	23,628	17,939	13,000
(Loss) Gain on foreign currency fluctuations		(9,952)	6,145	13,043
Net change in fair value of derivatives		—	2,801	111,642
Other non-operating expense		(239)	(2,337)	(3,982)

		(22,413)	(10,675)	96,679

Profit before taxes		122,625	413,355	361,680
Income tax expense	22	(34,530)	(49,310)	(38,271)

Net profit		$88,095	$364,045	$323,409

Earnings per share
Basic and diluted	26	$2.07	$8.58	$7.63

*	See in note 5.1

The accompanying notes are an integral part of these consolidated financial statements.

Copa Holdings, S. A. and Subsidiaries

Consolidated statement of comprehensive income

For the year ended December, 31

(In US$ thousands)

	2018	2017 Restated*	2016 Restated*
Net profit	$88,095	$364,045	$323,409

Other comprehensive loss
Other comprehensive loss not to be reclassified to profit or loss in subsequent periods -
Remeasurement of actuarial loss, net of amortization	(339)	(2,016)	(1,104)

Total comprehensive income for the year	$87,756	$362,029	$322,305

*	See in note 5.1

Copa Holdings, S. A. and Subsidiaries

Consolidated statement of changes in equity

For the year ended December, 31

(In US$ thousands)

									Accumulated
		Common stock				Additional			other
		(Non - par value)		Issued capital		paid in	Treasury	Retained	comprehensive	Total
	Notes	Class A	Class B	Class A	Class B	capital	stock	earnings	income (loss)	equity
At January 1, 2016		31,017,102	10,938,125	$20,924	$7,466	$57,455	$(136,388)	$1,441,831	$(768)	$1,390,520
Effect of adoption of IFRS 15	5.1	—	—	—	—	—		(2,354)	—	(2,354)

At January 1, 2016 (restated)		31,017,102	10,938,125	20,924	7,466	57,455	(136,388)	1,439,477	(768)	1,388,166
Net profit		—	—	—	—	—	—	323,409	—	323,409
Other comprehensive loss		—	—	—	—	—	—	—	(1,104)	(1,104)
Issuance of stock for employee awards		94,208	—	64	—	(64)	—	—	—	—
Share-based compensation expense		—	—	—	—	7,539	—	—	—	7,539
Dividends paid		—	—	—	—	—	—	(86,116)	—	(86,116)
Other		1,046	—	—	—	56	—	(70)	—	(14)

At December 31, 2016 (restated)		31,112,356	10,938,125	$20,988	$7,466	$64,986	$(136,388)	$1,676,700	$(1,872)	$1,631,880
Net profit		—	—	—	—	—	—	364,045	—	364,045
Other comprehensive loss		—	—	—	—	—	—	—	(2,016)	(2,016)
Issuance of stock for employee awards		62,224	—	42	—	(42)	—	—	—	—
Share-based compensation expense	25	—	—	—	—	7,422	—	—	—	7,422
Dividends paid	24	—	—	—	—	—	—	(106,792)	—	(106,792)
Share options exercised		11,061	—	8	—	579	—	—	—	587

At December 31, 2017 (restated)		31,185,641	10,938,125	$21,038	$7,466	$72,945	$(136,388)	$1,933,953	$(3,888)	$1,895,126
Adjustment on initial application of IFRS 9	5.2	—	—	—	—	—	—	(1,744)	—	(1,744)
Net profit		—	—	—	—	—	—	88,095	—	88,095
Other comprehensive loss		—	—	—	—	—	—	—	(339)	(339)
Issuance of stock for employee awards		72,045	—	49	—	(49)	—	—	—	—
Share-based compensation expense	25	—	—	—	—	7,145	—	—	—	7,145
Dividends paid	24	—	—	—	—	—	—	(147,604)	—	(147,604)

At December 31, 2018		31,257,686	10,938,125	$21,087	$7,466	$80,041	$(136,388)	$1,872,700	$(4,227)	$1,840,679

The accompanying notes are an integral part of these consolidated financial statements.

Copa Holdings, S. A. and Subsidiaries

Consolidated statement of cash flows

For the year ended December, 31

(In US$ thousands)

	Notes	2018	2017 Restated*	2016 Restated*
Operating activities
Net profit		$88,095	$364,045	$323,409
Adjustments for:
Income tax expense		34,530	49,310	38,271
Finance cost	18	35,850	35,223	37,024
Finance income	18	(23,628)	(17,939)	(13,000)
Depreciation and amortization	13,16	169,436	167,324	167,810
Impairment of non finacial assets		188,624	—	—
Disposal of assets		3,746	3,316	4,743
Impairment of financial assets	10	1,409	879	1,511
Allowance for obsolescence of expendable parts and supplies		159	182	87
Derivative instruments mark to market		—	(2,801)	(111,642)
Share-based compensation expense	25	7,145	7,422	7,539
Net foreign exchange differences		43,090	26,654	35,525
Change in:
Accounts receivable		(3,150)	(3,534)	(9,967)
Accounts receivable from related parties	10	95	181	143
Other current assets		(50,531)	25,770	(14,745)
Restricted cash		—	—	64,228
Other assets		(5,669)	(1,012)	10,202
Accounts payable		8,820	20,943	16,387
Accounts payable from related parties	19	2,584	4,199	3,076
Air traffic liability		(5,492)	77,372	45,551
Frequent flyer deferred revenue		17,502	13,630	17,579
Other liability		(23,548)	28,322	30,117

Cash from operating activities		489,067	799,486	653,848
Income tax paid		(38,698)	(51,077)	(33,364)
Interest paid		(35,147)	(35,312)	(37,420)
Interest received		21,537	14,235	11,526

Net cash from operating activities		436,759	727,332	594,590
Investing activities
Acquisition of investments		(711,840)	(854,119)	(553,037)
Proceeds from redemption of investments		775,504	567,007	485,944
Advance payments on aircraft purchase contracts and other		(216,732)	(191,315)	(47,479)
Reimbursement of advance payments on aircraft purchase contracts		152,651	28,888	29,150
Acquisition of property and equipment		(118,997)	(109,945)	(88,345)
Proceeds from sale of property and equipment		—	6	8,332
Acquisition of intangible assets	16	(30,182)	(18,681)	(14,474)

Net cash used in investing activities		(149,596)	(578,159)	(179,909)
Financing activities
Proceeds from new borrowings	18	225,000	147,798	164,400
Payments on loans, borrowings and finance leases	18	(401,333)	(246,349)	(326,965)
Dividends paid		(147,604)	(106,792)	(86,116)
Proceeds from exercise of share options		—	587	56

Net cash used in financing activities		(323,937)	(204,756)	(248,625)

Net (decrease) increase in cash and cash equivalents		(36,774)	(55,583)	166,056
Cash and cash equivalents at January 1		238,792	331,687	204,715
Effect of exchange rate change on cash		(45,860)	(37,312)	(39,084)

Cash and cash equivalents at December 31		$156,158	$238,792	$331,687

*	See note 5.1

The accompanying notes are an integral part of these consolidated financial statements.

COPA HOLDINGS, S. A. AND SUBSIDIARIES

Notes to the consolidated financial statements

1.	Corporate information

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

In October 2016, Copa Colombia officially launched “Wingo” a new low-cost business model. Wingo operates administratively and functionally under Copa Colombia, with an independent structure for its commercialization, distribution systems and customer service. Wingo began operations on December 1st, 2016, currently flights to 14 destinations, 6 domestic and 8 international, in 8 countries in South and Central America and the Caribbean.

•

OVAL: incorporated according to the laws of the British Virgin Islands, it controls the special-purpose entities that have a beneficial interest in the majority of the Company’s fleet, which is leased to either Copa Airlines or Copa Colombia.

The Company currently offers approximately 363 daily scheduled flights to 80 destinations in 32 countries in North, Central and South America and the Caribbean, mainly from its Panama City Hub. Additionally, the Company provides passengers with access to flights to more than 200 international destinations through codeshare agreements. The Company is part of Star Alliance, the leading global airline network since June 2012.

The Company has a broad commercial alliance with United Continental Holdings, Inc. (“United”), which was renewed during May 2016, for another five years. This Alliance includes an extensive and expanding code-sharing and technology cooperation. The Company participated in United’s Mileage Plus frequent flyer loyalty program until June 30, 2015.

On July 1, 2015, Copa Airlines started its new loyalty program “ConnectMiles”, designed to strengthen the relationship with its frequent flyers and provide exclusive attention. The program maintains the mile accumulation and redemption model that Copa Airlines’s passengers have enjoyed in recent years in United’s Mileage Plus frequent flyer loyalty program. ConnectMiles members are eligible to earn and redeem miles to any of Star Alliance’s 1,317 (unaudited) destinations in 193 countries within 28 airlines members (unaudited).

As of December 31, 2018, the Company operates a fleet of 105 aircraft with an average age of 8.50 years, and consists of 68 Boeing 737-800 Next Generation aircraft, 14 Boeing 737-700 Next Generation aircraft, 4 Boeing 737 MAX-9 aircraft and 19 Embraer E190 aircraft.

The consolidated financial statements for the year ended December 31, 2018 have been authorized for issuance by the Company’s Chief Executive Officer and Chief Financial Officer on April 24, 2019.

F - 7	(Continued)

COPA HOLDINGS, S. A. AND SUBSIDIARIES

Notes to the consolidated financial statements

2.	Basis of preparation

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

Basis of measurement

The consolidated financial statements have been prepared on a historical cost basis, except for the following:

•	certain financial assets, certain classes of property, plant and equipment and investment property – measured at fair value

•	assets held for sale – measured at fair value less cost of disposal, and

•	defined benefit pension plans – plan assets measured at fair value.

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

These consolidated financial statements comprise the financial statements of the Company and its subsidiaries. Control is achieved when the Company is exposed to, or has right to, variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Specifically, the Company controls the investee, when it has:

•	power over the investee,

•	exposure, or rights to, variable returns from its involvement with the investee, and

•	the ability to use its power over the investee to affect its returns.

The Company reassesses whether or not it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control. Consolidation of a subsidiary begins when the Company obtains control over the subsidiary and ceases when the Company loses control of the subsidiary.

F - 8	(Continued)

COPA HOLDINGS, S. A. AND SUBSIDIARIES

Notes to the consolidated financial statements

The financial statements of the subsidiaries are prepared for the same reporting period as the parent company, using consistent accounting policies. All intercompany balances, transactions, and dividends are eliminated in full.

The following are the significant subsidiaries included in these financial statements:

	Country of Incorporation	Ownership interest
Name		2018	2017
Copa Airlines	Panama	99%	99%
Copa Colombia	Colombia	99%	99%
Oval	British Virgin Islands	100%	100%

(b)	Current versus non-current classification

The Company presents assets and liabilities in the statement of financial position based on current/non-current classification.

An asset is current when it is:

•	expected to be realized or intended to be sold or consumed in the normal operating cycle

•	expected to be realized within twelve months after the reporting period, or

•	cash or cash equivalent, unless restricted.

All other assets are classified as non-current.

A liability is current when:

•	it is expected to be settled in the normal operating cycle

•	it is due to be settled within twelve months after the reporting period, or

•	there is no unconditional right to defer the settlement of the liability for at least twelve months after the reporting period.

The Company classifies all other liabilities as non-current.

Deferred tax assets and liabilities are classified as non-current assets and liabilities.

(c)	Foreign currencies

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

F - 9	(Continued)

COPA HOLDINGS, S. A. AND SUBSIDIARIES

Notes to the consolidated financial statements

Foreign exchange gains and losses are included in the exchange rate difference line in the consolidated statement of profit or loss for the year.

(d)	Revenue recognition

Revenue is recognized when control of the goods or services are transferred to the customer at an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods or services. The consideration received or receivable is measured taking into account contractually defined terms of payment and excluding taxes or duties. The following specific recognition criteria must also be met before revenue is recognized:

Passenger revenue

Passenger revenue is primarily composed of passenger ticket sales, frequent flyer miles and ancillaries revenues performed in conjunction with a passenger’s flight.

•	Passenger tickets

Passenger revenue from tickets is recognized when transportation is provided rather than when a ticket is sold. The amount of passenger ticket sales, to not yet recognized as revenue, is reflected under “Air traffic liability” in the consolidated statement of financial position. Refundable and nonrefundable tickets expire after one year from the date of issuance.The Company performs a monthly liability evaluation uses its historical experience with refundable and nonrefundable expired tickets and other facts, and a provision is recognized for tickets that are expected not to be used or redeemed. A year after the sales is made, all unredeemed sales are transferred from “Air Traffic liability” and recognized as revenue, and the provision is reversed.

The Company sells certain tickets with connecting flights with one or more segments operated by its other airline partners. For segments operated by other airline partners, the Company has determined that it is acting as an agent on behalf of the other airlines as they are responsible for their portion of the contract. The Company, as the agent, reduce from “Air traffic liability” when consideration is remitted to those airlines, and recognizes revenue for the net amount representing commission to be retained by the Company for any segments flown by other airlines.

•	Ticket Taxes

The Company is required to charge certain taxes and fees on its passenger tickets. These taxes and fees include transportation taxes, airport passenger facility charges, and certain governmentally imposed airport arrival and departure taxes. These taxes and fees are legal assessments on the customer. Since the Company has a legal obligation to act as a collection agent with respect to these taxes and fees, we do not include such amounts in passenger revenue. The Company records a liability when these amounts are collected and derecognizes the liability when payments are made to the applicable government agency or operating carrier.

F - 10	(Continued)

COPA HOLDINGS, S. A. AND SUBSIDIARIES

Notes to the consolidated financial statements

•	Frequent flyer program

Passenger revenue include income generated by the frequent flyer program. The Company’s frequent flyer program objective, is to reward customer loyalty through the earning of miles whenever the programs members make certain flights. The miles or points earned can be exchanged for flights on Copa or any of other Star Alliance partners’ airlines.

When a passenger elects to receive Copa’s frequent flyer miles in connection with a flight, the Company recognizes a portion of the tickets sale as revenue when the air transportation is provided and recognizes a deferred liability (Frequent flyer deferred revenue) for the portion of the ticket sale representing the value of the related miles as a separate performance obligation. To determine the amount of revenue to be deferred, the Company estimates and allocates the fair value of the miles that were essentially sold along with the airfare, based on a weighted average ticket value, which incorporates the expected redemption of miles including factors such as redemption pattern, cabin class, loyalty status and geographic region.

A statistical model that estimates the percentages of points that will not be redeemed before expiration is used to estimate breakage. The breakage and the fair value of the miles are reviewed annually, and any adjustments are reflected on a prospective basis to passenger revenues.

The Company calculates the short and long-term portion of the frequent flyer deferred revenue, using a model that includes estimates based on the members´ redemption rates projected by management due to clients’ behavior.

Currently, when a member of another carrier frequent flyer program redeems miles on a Copa Airlines or Copa Colombia flights, those carriers pay to the Company a per mile rate. The rates paid by them depend on the class of service, the flight length, and the availability of the reward and is included in passenger revenues.

•	Ancillaries revenues

Are primarily composed of services performed in conjunction with a passenger’s flight, including administrative fees (such as ticket change fees), baggage fees, and other ticket-related fees. These ancillary fees are part of the travel performance obligation and, as such, are recognized as passenger revenue when the travel occurs.

Cargo and mail revenue

Cargo and mail revenue is recognized when the Company provides and completes the shipping services as requested by the client and the risks on the merchandise and goods are transferred.

Other operating revenue

Other revenue includes revenue associated with the frequent flyer program, which is comprised principally of the marketing component of mileage sales to co-branded card and other partners and other marketing related payments.

The Company sells miles to non-airline businesses with which it has marketing agreements. The main contracts to sell miles are related to co-branded credit card relationships with major banks in the region. The Company determined the selling prices of miles according to a method which allocates consideration based upon the relative selling price of the deliverables. The relative selling

F - 11	(Continued)

COPA HOLDINGS, S. A. AND SUBSIDIARIES

Notes to the consolidated financial statements

price of the deliverables is determined based upon the estimated standalone selling prices of each deliverable in the arrangement and is allocated between the miles sold to the passenger (as described above) and the marketing elements. Revenue allocated to the performance obligations related to, marketing components, is recorded in other operating revenue when miles are delivered.

The remaining amounts included within other revenue relate lease income, advertising and vacation-related services.

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

Financial assets

The Company’s financial assets include cash and cash equivalents, short and long-term investments and accounts receivable.

(i)	Initial recognition and measurement

Financial assets are classified, at initial recognition, as subsequently measured at amortized cost, fair value through other comprehensive income (OCI), and fair value through profit or loss.

The classification of financial assets at initial recognition depends on the financial assets contractual cash flow characteristics and the Company’s business model for managing them. With the exception of trade receivables that do not contain a significant financing component or for which the Company has applied the practical expedient, the Company initially measures a financial asset at its fair value plus, in the case of a financial asset not at fair value through profit or loss, transaction costs. Trade receivables that do not contain a significant financing component or for which the Company has applied the practical expedient are measured at the transaction price.

In order for a financial asset to be classified and measured at amortized cost or fair value through OCI, it needs to give rise to cash flows that are ‘solely payments of principal and interest’ (SPPI) on the principal amount outstanding. This assessment is referred to as the SPPI test and is performed at an instrument level.

The Company’s business model for managing financial assets refers to how it manages its financial assets in order to generate cash flows. The business model determines whether cash flows will result from collecting contractual cash flows, selling the financial assets, or both.

All financial assets are recognized on the trade date, which is the date on which the Company becomes a party to the contractual provisions of an instrument.

F - 12	(Continued)

COPA HOLDINGS, S. A. AND SUBSIDIARIES

Notes to the consolidated financial statements

(ii)	Subsequent measurement (policy applicable from January 1, 2018)

For purposes of subsequent measurement, financial assets are classified in four categories:

•	Financial assets at amortized cost (debt instruments)

•	Financial assets at fair value through OCI with recycling of cumulative gains and losses (debt instruments)

•	Financial assets designated at fair value through OCI with no recycling of cumulative gains and losses upon derecognition (equity instruments)

•	Financial assets at fair value through profit or loss

Financial assets at amortized cost

This category is the most relevant to the Company. The Company measures financial assets at amortized cost if both of the following conditions are met:

•	The financial asset is held within a business model with the objective to hold financial assets in order to collect contractual cash flows; and

•	The contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

Financial assets at amortized cost are subsequently measured using the effective interest rate (EIR) method and are subject to impairment. Gains and losses are recognized in profit or loss when the asset is derecognized, modified or impaired.

The Company’s financial assets at amortized cost included the Company’s investments and its receivables.

The Company invests in short-term deposits and bonds with original maturities of more than three months but less than one year, and invests in long-term deposits and bonds with maturities greater than one year. These investments are classified as short and long-term investments, respectively, in the accompanying consolidated statement of financial position.

Accounts receivable are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. These financial instruments are initially recognized and carried at the original invoice amount since recognition of interest under the amortized cost would be immaterial less a provision for impairment.

Financial assets at fair value through OCI

The Company measures debt instruments at fair value through OCI if both of the following conditions are met:

•	The financial asset is held within a business model with the objective of both holding to collect contractual cash flows and selling; and

•	The contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding

F - 13	(Continued)

COPA HOLDINGS, S. A. AND SUBSIDIARIES

Notes to the consolidated financial statements

For debt instruments at fair value through OCI, interest income, foreign exchange revaluation and impairment losses or reversals are recognized in the statement of profit or loss and computed in the same manner as for financial assets measured at amortized cost. The remaining fair value changes are recognized in OCI. Upon derecognition, the cumulative fair value change recognized in OCI is recycled to profit or loss.

The Company currently does not have assets classified under this category.

Financial assets designated at fair value through OCI

Upon initial recognition, the Company may elect to classify irrevocably its equity investments as equity instruments designated at fair value through OCI when they meet the definition of equity under IAS 32 Financial Instruments: Presentation and are not held for trading. The classification is determined on an instrument-by-instrument basis.

Gains and losses on these financial assets are never recycled to profit or loss. Dividends are recognized as other income in the statement of profit or loss when the right of payment has been established, except when the Company benefits from such proceeds as a recovery of part of the cost of the financial asset, in which case, such gains are recorded in OCI. Equity instruments designated at fair value through OCI are not subject to impairment assessment.

The Company currently does not have assets classified under this category.

Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss include financial assets held for trading, financial assets designated upon initial recognition at fair value through profit or loss, or financial assets mandatorily required to be measured at fair value. Financial assets are classified as held for trading if they are acquired for the purpose of selling or repurchasing in the near term. Derivatives, including separated embedded derivatives, are also classified as held for trading unless they are designated as effective hedging instruments. Financial assets with cash flows that are not solely payments of principal and interest are classified and measured at fair value through profit or loss, irrespective of the business model. Notwithstanding the criteria for debt instruments to be classified at amortized cost or at fair value through OCI, as described above, debt instruments may be designated at fair value through profit or loss on initial recognition if doing so eliminates, or significantly reduces, an accounting mismatch.

Financial assets at fair value through profit or loss are carried in the statement of financial position at fair value with net changes in fair value recognized in the statement of profit or loss.

The Company currently does not have assets classified under this category.

(iii)	Derecognition

A financial asset is derecognized when:

•	the rights to receive cash flows from the asset have expired, or

•

the Company has transferred its rights to receive cash flows from the asset or has assumed an obligation to pay the received cash flows in full without material delay to a third party under a “pass-through” arrangement, and either (a) the Company has transferred substantially all the risks and rewards of the asset, or (b) the Company has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

F - 14	(Continued)

COPA HOLDINGS, S. A. AND SUBSIDIARIES

Notes to the consolidated financial statements

When the Company has transferred its rights to receive cash flows from an asset or has entered into a pass-through arrangement, it evaluates, if and to what extent, it has retained the risks and rewards of ownership. When it has neither transferred nor retained substantially all the risks and rewards of the asset nor transferred control of the asset, the asset is recognized to the extent of the Company’s continuing involvement in the asset. In that case, the Company also recognizes an associated liability. The transferred asset and the associated liability are measured on a basis that reflects the rights and obligations that the Company has retained.

(iv)	Impairment of financial assets

The Company recognizes an allowance for expected credit losses (ECLs) on financial asset measured at amortized cost. Loss allowance for financial assets are deducted from the gross carrying amount on the assets.

ECLs are based on the difference between the contractual cash flows due in accordance with the contract and all the cash flows that the Company expects to receive, discounted at an approximation of the original effective interest rate.

ECLs are recognized in two stages. For credit exposures for which there has not been a significant increase in credit risk since initial recognition, ECLs are provided for credit losses that result from default events that are possible within the next 12-months (a 12-month ECL). For those credit exposures for which there has been a significant increase in credit risk since initial recognition, a loss allowance is required for credit losses expected over the remaining life of the exposure, irrespective of the timing of the default (a lifetime ECL).

Both, lifetime ECLs and 12-month ECLs, are calculated on either an individual basis or a collective basis, depending on the nature of the underlying portfolio of financial instruments.

The Company has established a policy to perform an assessment, at the end of each quarterly reporting period, of whether a financial instrument’s credit risk has increased significantly since initial recognition, by considering the change in the risk of default occurring over the remaining life of the financial instrument.

For trade receivables the Company applies a simplified approach in calculating ECLs. Therefore, the Company does not track changes in credit risk, but instead recognizes a loss allowance based on lifetime ECLs at each quarterly reporting date.

The Company has established a provision matrix to measure ECLs. Loss rates are calculated using a ‘roll rate’ method based on the probability of a receivable progressing through successive stages of delinquency to write-off. To measure the ECLs, trade receivables have been grouped based on shared credit risk characteristics and the day past due.

Loss rates are based on actual credit loss experience over the last 12 months and adjusted for forward-looking factors specific to the debtors and the economic environment over the expected life of the receivables.

A financial assets is written off when there is a no reasonable expectation of recovering the contractual cash flows. The Company considers that there are no realistic prospects of recovery of the asset if any of the following indicators are present:

•	the debtor is in a state of permanent disability

F - 15	(Continued)

COPA HOLDINGS, S. A. AND SUBSIDIARIES

Notes to the consolidated financial statements

•	the Company has exhausted all legal and/or administrative recourse

•	where the account exceeds one year without decreases

•	when there are not documents that establishing the debt

Losses arising from impairment are recognized under “Other operating and administrative expenses” in the consolidated statement of profit or loss.

Financial liabilities

(i)	Initial recognition and measurement

Financial liabilities are classified, at initial recognition, as financial liabilities at fair value through profit or loss, loans and borrowings, payables, or derivatives designated as hedging instruments in an effective hedge, as appropriate.

All financial liabilities are recognized initially at fair value and, in the case of loans and borrowings and payables, net of directly attributable transaction costs.

The Company’s financial liabilities include trade and other payables and loans and borrowings including bank overdrafts.

(ii)	Subsequent measurement

The measurement of financial liabilities depends on their classification as described below:

•	Debt

Subsequent to initial recognition, all borrowings and loans are measured at amortized cost using the EIR method. Gains and losses are recognized in the consolidated statement of profit or loss when the liabilities are derecognized as well as through the EIR amortization process.

Amortized cost is calculated by taking into account any discount or premium on acquisition and fees or costs that are an integral part of the EIR. The EIR amortization is included under finance cost in the consolidated statement of profit or loss.

(iii)	Derecognition

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

Offsetting of financial instruments

Financial assets and financial liabilities are offset and the net amount presented in the consolidated statement of financial position when, and only when, the Company has a legally enforceable right to set off the recognized amounts and it intends either to settle them on a net basis or to realize the asset and settle the liability simultaneously. The legally enforceable right must not be contingent on future events and must be enforceable in the ordinary course of business and in the event of default, insolvency or bankruptcy of the Company or the counterparty.

F - 16	(Continued)

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

For hedge accounting purposes, hedges are classified into:

•	Fair value hedges when hedging the exposure to changes in the fair value of a recognized asset or liability or an unrecognized firm commitment

•

Cash flow hedges when hedging the exposure to variability in cash flows that is either attributable to a particular risk associated with a recognized asset or liability or a highly probable forecast transaction or the foreign currency risk in an unrecognized firm commitment

•	hedges of a net investment in a foreign operation.

At the inception of a hedge relationship, the Company formally designates and documents the hedge relationship to which it wishes to apply hedge accounting and the risk management objective and strategy for undertaking the hedge.

The documentation includes identification of the hedging instrument, the hedged item, the nature of the risk being hedged and how the Company will assess whether the hedging relationship meets the hedge effectiveness requirements. A hedging relationship qualifies for hedge accounting if it meets all of the following effectiveness requirements:

•	There is ‘an economic relationship’ between the hedged item and the hedging instrument.

•	The effect of credit risk does not ‘dominate the value changes’ that result from that economic relationship.

•

The hedge ratio of the hedging relationship is the same as that resulting from the quantity of the hedged item that the Company actually hedges and the quantity of the hedging instrument that the Company actually uses to hedge that quantity of hedged item.

As of December 31, 2018 and 2017, the Company does not have financial instruments designated under hedge accounting.

(g)	Impariment no—financial assets

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

F - 17	(Continued)

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

F - 18	(Continued)

COPA HOLDINGS, S. A. AND SUBSIDIARIES

Notes to the consolidated financial statements

The Company recognizes the depreciation on a straight-line basis over the estimated useful lives of the assets. Depreciation is recognized in the consolidated statement of profit or loss from the date the property, and equipment is installed and ready for use.

Property and equipment	Estimate useful life (years)	Residual Value
Flight equipment -
Airframe and engines	27	15%
Major maintenance events	3-16	—
Ramp and miscellaneous -
Ground equipment	10	—
Furniture, fixture, equipment and other	5-10	—
Leasehold improvements	Lesser of remaining lease term and estimated useful life of the leasehold improvement	—

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

The costs of major maintenance events for leased aircraft (including operating leases) are capitalized and depreciated over the shorter of the scheduled usage period to the next major inspection event or the remaining life of lease term (as appropriate). The value of major maintenance inspection or overhaul embedded in the aircraft operating leases is not recognized as a separated component under IAS 17 Leases.

The residual values, useful life, and methods of depreciation of property and equipment are reviewed at each financial year-end and adjusted prospectively, if appropriate.

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

F - 19	(Continued)

COPA HOLDINGS, S. A. AND SUBSIDIARIES

Notes to the consolidated financial statements

The Company as lessor

(i)	Operating leases

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

F - 20	(Continued)

COPA HOLDINGS, S. A. AND SUBSIDIARIES

Notes to the consolidated financial statements

(l)	Intangible assets

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

Intangible assets with finite lives are amortized over their useful economic life and assessed for impairment whenever there is an indication that the intangible asset may be impaired. The amortization period and amortization method for an intangible asset with a finite useful life are reviewed at least at the end of each reporting period. Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset are considered to modify the amortization period or method, as appropriate, and are treated as changes in accounting estimates. The amortization expense on intangible assets with finite life is recognized in the consolidated statement of profit or loss as the expense category that is consistent with the function of the intangible assets.

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

F - 21	(Continued)

COPA HOLDINGS, S. A. AND SUBSIDIARIES

Notes to the consolidated financial statements

The Company’s intangible assets and the policies applied are summarized as follows:

•	Licenses and software rights

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

The Panamanian tax code for the airline industry states that tax is based on net income earned for passenger traffic with origin or final destination in the Republic of Panama. The applicable tax rate is currently 25.0%. Dividends from the Panamanian subsidiaries, are separately subject to a 10% withholding tax on the portion attributable to Panamanian sourced income and a 5% withholding tax on the portion attributable to foreign sourced income.

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

F - 22	(Continued)

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

F - 23	(Continued)

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

F - 24	(Continued)

COPA HOLDINGS, S. A. AND SUBSIDIARIES

Notes to the consolidated financial statements

The cost of equity-settled transactions is recognized, together with a corresponding increase in additional paid in capital in equity, over the period in which the performance and/or service conditions are fulfilled. The cumulative expense recognized for equity-settled transactions at each reporting date until the vesting date reflects the extent to which the vesting period has expired and the Company’s best estimate of the number of equity instruments that will ultimately vest. Expense or credit for a period represents the movement in cumulative expense recognized as of the beginning and end of that period and is recognized under “Wages, salaries, benefits and other employees’ expenses” expense in the consolidated statement of profit or loss (note 25).

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

(q)	Non-current assets held for sale and discontinued operations

The Company classifies non-current assets and disposal groups as held for sale if their carrying amounts will be recovered principally through a sale transaction rather than through continuing use. Non-current assets and disposal groups classified as held for sale are measured at the lower of their carrying amount and fair value less costs to sell. Costs to sell are the incremental costs directly attributable to the disposal of an asset (disposal group), excluding finance costs and income tax expense.

The criteria for held for sale classification is regarded as met only when the sale is highly probable and the asset or disposal group is available for immediate sale in its present condition. Actions required to complete the sale should indicate that it is unlikely that significant changes to the sale will be made or that the decision to sell will be withdrawn. Management must be committed to the plan to sell the asset and the sale expected to be completed within one year from the date of the classification.

Property and equipment and intangible assets are not depreciated or amortized once classified as held for sale.

All the financial statements include amounts for continuing operations. Additional disclosures about assets held for sale are provided in Note 13.

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

F - 25	(Continued)

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

•	Impairment of financial assets

The loss allowances for financial assets are based on assumptions about risk of default and expected loss rates. The Company uses judgement in making these assumptions and selecting the inputs to the impairment calculation, based on the Company’s past history, existing market conditions as well as forward looking estimates at the end of each quarterly reporting period.

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

F - 26	(Continued)

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

•	Multiple deliverable revenue arrangements—Frequent flyer program

The frequent flyer program includes two major of transactions that are considered revenue arrangements with multiple performance obligations: (i) mileage credits earned with travel and (ii) mileage credits sold to co-branded credit card partner and other partners. The Company estimates the fair value of the miles in those transactions using a blended calculation of rates charged when miles are sold to other partners and the average value of a mile flown by a customer. Also, the Company estimates and reduces the liability for the value of miles earned but expected to expire unused, based on historical experience.

•	Taxes

The Company believes that taken tax positions, including transfer pricing between entities, are reasonable. However, in the event of an audit by the tax authorities, they may challenge the positions taken by the Company, resulting in additional taxes and interest liabilities.

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

F - 27	(Continued)

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

All assets and liabilities for which fair value is measured or disclosed in the financial statements are categorized within the fair value hierarchy, described as follows, based on the lowest level input that is significant to the fair value measurement as a whole (see note 28.7 for further disclosures):

i)	Level 1—Quoted (unadjusted) market prices in active markets for identical assets or liabilities.

ii)	Level 2—Valuation techniques for which the lowest level input that is significant to the fair value measurement is directly or indirectly observable.

iii)

Level 3—Valuation techniques for which the lowest level input that is significant to the fair value measurement is unobservable. The inputs to these models are taken from observable markets where possible, but where this is not feasible, a degree of judgment is required in establishing fair values. Judgments include considerations of inputs such as liquidity risk, credit risk and volatility. Changes in assumptions about these factors could affect the reported fair value of financial instruments.

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

Adoption of new and amended standards and interpretations

The Company applied for the first time the following standards and amendment, which are effective for annual periods beginning on or after January 1, 2018:

•	IFRS 9 Financial instruments

•	IFRS 15 Revenue from contracts with customers

•	Amendment to IFRS 15 Revenue from contracts with customers

The following amendments effective for annual periods beginning on or after January 1, 2018, had no impact on the company’s financial statements:

Amendments to IFRS 2 Share based payments

Amendments to IFRS 4 Insurance contracts

Amendments to IAS 40 Investment property

Annual Improvements Cycle—2014-2016: IFRS 1 Adoption for the first time of international financial reporting standards and IAS 28 Investments in associates and joint ventures.

IFRIC 22 Foreign currency transactions and advance consideration

F - 28	(Continued)

COPA HOLDINGS, S. A. AND SUBSIDIARIES

Notes to the consolidated financial statements

The Company has not early adopted any standards, interpretations or amendments that have been issued but are not yet effective.

5.1	IFRS 15 Revenue from contracts with customers

The new standard provides a framework that replaces existing revenue recognition guidance in IFRS and establishes a five-step model to account for revenue arising from contracts with customers and requires that revenue be recognized at an amount that reflects the consideration to which an entity expects to be entitled in exchange for transferring goods or services to a customer.

The model specifies that revenue should be recognized when (or as) an entity transfers control of goods or services to a customer at the amount to which the entity expects to be entitled.

Depending on whether certain criteria are met, revenue is recognized:

•	over time, in a manner that depicts the entity’s performance; or

•	at a point in time, when control of the goods or services is transferred to the customer.

The Company adopted IFRS 15 using the full retrospective method of adoption, using the following practical expedients:

•	The effect of the transition on the current period has not been disclosed.

•	Not restate contracts that begin and end within the same annual reporting period.

•	Not disclose the amount of the remaining performance obligations for contracts since the original expected duration of the contacts are less or equal to one year.

•	The costs to obtain a contract are recognized as expense because the amortization period is one year or less.

F - 29	(Continued)

COPA HOLDINGS, S. A. AND SUBSIDIARIES

Notes to the consolidated financial statements

The effect of adopting IFRS 15 is, as follows:

Impact on statement of profit or loss

	2017	IFRS 15	2017 Restated
Operating revenue
Passenger revenue	$2,462,419	$(18,168)	$2,444,251
Cargo and mail revenue	55,290	—	55,290
Other operating revenue	9,847	12,398	22,245

	2,527,556	(5,770)	2,521,786
Operating expenses
Other operating expenses	1,897,500	—	1,897,500
Sales and distribution	200,413	(157)	200,256

	2,097,913	(157)	2,097,756

Operating profit	429,643	(5,613)	424,030
Non—operating (expense) income	(10,675)	—	(10,675)

Profit before taxes	418,968	(5,613)	413,355
Income tax expense	(49,310)	—	(49,310)

Net profit	369,658	(5,613)	364,045

Earnings per share

Basic and diluted	$8.71	$(0.13)	$8.58

	2016	IFRS 15	2016 Restated
Operating revenue
Passenger revenue	$2,155,167	$(6,666)	$2,148,501
Cargo and mail revenue	53,989	—	53,989
Other operating revenue	12,696	4,000	16,696

	2,221,852	(2,666)	2,219,186
Operating expenses
Other operating expenses	1,760,348	—	1,760,348
Sales and distribution	193,984	(147)	193,837

	1,954,332	(147)	1,954,185

Operating profit	267,520	(2,519)	265,001
Non—operating (expense) income	96,679	—	96,679

Profit before taxes	364,199	(2,519)	361,680
Income tax expense	(38,271)	—	(38,271)

Net profit	325,928	(2,519)	323,409

Earnings per share

Basic and diluted	$7.69	$(0.06)	$7.63

The nature of these adjustments are described below:

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

F - 30	(Continued)

COPA HOLDINGS, S. A. AND SUBSIDIARIES

Notes to the consolidated financial statements

Under the new standard these deliverables are considered a single performance obligation, which will not exist without the main performance obligation, the travel service that is fulfilled at departure date.

The Company recognized a decrease of $2.6 million and $1.4 million for the year ended as of December 2017 and 2016, respectively, in Passenger revenue due to the change in the timing of revenue recognition related to exchange fee and other ancillary, from the sales date, to the departure date.

•

Denied board compensation: considerations about whether this performance obligation should be recognized as an operational expense or be allocated against the revenue. This impact consists in the reclassification of this type of performance obligation from the operational expense to contra revenue.

The Company recognized a decrease of $0.2 million in each year ended as of December 2017 and 2016 in Passenger revenue, due the reclassification of denied board compensation from the Sales and distribution operating expenses.

•

Classification of revenue streams: certain revenues that was presented as passenger revenue has been reclassified to other revenue. This revenue has been reclassified between passenger revenue, other revenue and operational expenses for the adoption. This reclassification occurred due to the analysis and classification of each contract according to each associated performance obligations. Some of these concepts include charter flights, publicity and fees related to cobrand agreements.

The Company recognized a decrease of $15.4 million and $5.1 million for the year ended as of December 2017 and 2016 due to the reclassification from Passenger revenue to Other operating revenue of the revenue related to the sale and transfer of miles and cobrand agreements from our frequent flyer program, the sale of advertising space, and charter flight.

•

Loyalty program contract: considerations about loyalty point valuations, related to co-brand contracts. Multiple deliverable in this contract relate to points earn by the passenger and marketing related to the credit card with the financial entities were changed from a residual method to a method which allocates consideration based upon the relative selling price of the deliverables. The relative selling price of the deliverables is determined based upon the estimated standalone selling prices of each deliverable in the arrangement. Due to this assessment, the value applied to miles earned under the co-brand agreements have been be adjusted, changing the amount of revenue recognized from the inceptions of these contracts.

The Company recognized a decrease of $2.7 million and $1.1 million for the year ended as of December 2017 and 2016, respectively, in other operating revenue due to the change in the amount deferred for mileages credits due to sales from co-brand partner agreements resulting from the change from the residual method to the relative selling price method.

F - 31	(Continued)

COPA HOLDINGS, S. A. AND SUBSIDIARIES

Notes to the consolidated financial statements

Impact on the consolidated statement of financial position

	2017	IFRS 15	2017 Restated
ASSETS	$4,044,961	—	4,044,961
LIABILITIES AND EQUITY
Current liabilities
Air traffic liability	470,693	6,475	477,168
Frequent flyer deferred revenue	13,186	4,011	17,197
Other current liabilities	563,150	—	563,150

	1,047,029	10,486	1,057,515
Non—current liabilities	1,092,320	—	1,092,320

Total liabilities	2,139,349	10,486	2,149,835

Equity
Retained earnings	1,574,781	(4,873)	1,569,908
Net income	369,658	(5,613)	364,045
Equity	(38,827)	—	(38,827)

Total equity	1,905,612	(10,486)	1,895,126

Total liabilities and equity	$4,044,961	—	4,044,961

	2016	IFRS 15	2016 Restated
ASSETS	$3,640,595	—	3,640,595
LIABILITIES AND EQUITY
Current liabilities
Air traffic liability	396,237	3,559	399,796
Frequent flyer deferred revenue	9,044	1,314	10,358
Other current liabilities	457,401	—	457,401

	862,682	4,873	867,555
Non—current liabilities	1,141,160	—	1,141,160

Total liabilities	2,003,842	4,873	2,008,715

Equity
Retained earnings	1,355,645	(2,354)	1,353,291
Net income	325,928	(2,519)	323,409
Equity	(44,820)	—	(44,820)

Total equity	1,636,753	(4,873)	1,631,880

Total liabilities and equity	$3,640,595	—	3,640,595

The nature of these adjustments are described below:

•

An increase of $6.4 million and $3.6 million as of December 31, 2017 and 2016, respectively, due to the change in the timing of revenue recognition related to exchange fee and other ancillary, from the sales date, to the departure date

•

An increase of $4.0 and $1.3 million as of December 31, 2017 and 2016, respectively, in Frequent flyer deferred revenue, due the change in the amount deferred for mileages credits due to sales from co-brand partner agreements resulting from the change from the residual method to the relative selling price method product.

F - 32	(Continued)

COPA HOLDINGS, S. A. AND SUBSIDIARIES

Notes to the consolidated financial statements

•

A decrease of $4.9 million in retained earnings due to the impacts of the 2016 period. A decrease of $2.4 million in retained earnings by: $2.2 million due to the change in the timing of revenue recognition related to exchange fee and other ancillary, from the sales date, to the departure date; and $0.2 million due to the change in the amount deferred for mileages credits due to sales from co-brand partner agreements resulting from the change from the residual method to the relative selling price method. This effect is the product of the impact of the 2015 period.

The change did not have a material impact on OCI for the period. The impact on the statement of cash flows for the year ended 31 December 2017 and 2016, only relates to the changes in the net profit. There was no impact on the net cash flows from operating activities. The cash flows from investing and financing activities were not affected.

5.2	IFRS 9 Financial instruments

IFRS 9 Financial Instruments replaces IAS 39 Financial Instruments: Recognition and Measurement for annual periods beginning on or after January 1, 2018, bringing together all three aspects of the accounting for financial instruments: classification and measurement; impairment; and hedge accounting.

The Company adopted the new standard without restating comparative information. The adjustments arising from the new impairment rules are therefore recognized in the opening balance on January, 1, 2018. The adoption of IFRS 9 resulted in changes in accounting policies set out in note 3(f).

•	Classification and measurement

The classification and measurement requirements of IFRS 9 did not have an impact on the Company. Trade receivables and investments are held to collect contractual cash flows and are expected to give rise to cash flows representing solely payments of principal and interest. The Company analyzed the contractual cash flow characteristics of those instruments and concluded that they meet the criteria for amortized cost measurement under IFRS 9 therefore; reclassification for these instruments is not required.

There was not impact on the Company’s accounting for financial liabilities, as the new requirements only affect the accounting for financial liabilities that are designated at fair value through profit or loss and the Company as of January 1, 2018 did not have any such liabilities.

•	Impairment of financial assets

The adoption of IFRS 9 has fundamentally changed the Company’s accounting for impairment losses for financial assets by replacing IAS 39’s incurred loss approach with a forward-looking ECL approach. IFRS 9 requires the Company to recognize an allowance for ECLs for all financial assets not held at fair value through profit or loss.

F - 33	(Continued)

COPA HOLDINGS, S. A. AND SUBSIDIARIES

Notes to the consolidated financial statements

Set out below is the reconciliation of the ending impairment allowances in accordance with IAS 39 to the opening loss allowances determined in accordance with IFRS 9:

	Allowance for impairment under IAS 39 as at 31 December 2017	Remeasurement	ECL under IFRS 9 as at 1 January 2018
Investment	$—	$(1,120)	$(1,120)
Account receivables	(3,673)	(624)	(4,297)

	(3,673)	(1,744)	(5,417)

•	Investments at amortized cost

Are considered to be low risk, and therefore the impairment provision is determined at 12-month ECLs using the general approach as prescribed by IFRS 9. Applying the expected credit risk model results in the recognition of a loss allowance of $1.1 million on January 1, 2018 and further increase of $0.1 million in the current period.

•	Accounts receivables

For accounts receivables, the Company applies the simplified approach, which requires the use of the lifetime expected loss provision for all trade receivables. Applying the simplified approach results in the recognition of a loss allowance of $0.6 million on January 1, 2018 and further increase of $1.3 million in the current period.

Further disclosures are provided in note 28.3.

•	Hedge accounting

At the date of initial application, January 1, 2018, the Company does not have financial instruments designated under hedge accounting.

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

The lessee is required to recognize the present values of future lease payments and showing them either as lease assets (right-of-use assets “ROU”) or together with property, plant and equipment, and also recognizing a financial liability representing its obligation to make future lease payments. Lessees will be required to separately recognize the interest expense on the lease liability and the depreciation expense on the ROU. IFRS 16 does not require a company to recognize assets and liabilities for (a) short-term leases (i.e. leases of 12 months or less), and (b) leases of low-value assets.

F - 34	(Continued)

COPA HOLDINGS, S. A. AND SUBSIDIARIES

Notes to the consolidated financial statements

Lessor accounting under IFRS 16 is substantially unchanged from today’s accounting under IAS 17. Lessors will continue to classify all leases using the same classification principle as in IAS 17 and distinguish between two types of leases: operating and finance leases.

Transition to IFRS 16

The Company plans to adopt IFRS 16 retrospectively to each prior reporting period presented.

The Company will elect to use the exemptions proposed by the standard on lease contracts for which the lease terms ends within 12 months as of the date of initial application, and lease contracts for which the underlying asset is of low value. The Company has leases of certain office equipment (i.e., personal computers, printing and photocopying machines) that are considered of low value.

The Company has set up a project team which has reviewed all of the Company’s leasing arrangements over the last year in light of the new lease accounting rules in IFRS 16. The standard will affect primarily the accounting for the Company’s operating leases (see note 14). Also, the Company has actively participated in a specialized airline industry accounting group, which is comprise of by various airline members, accounting firms and the staff of the International Air Transport Association (IATA). The objective of this group is to discuss the nature and volume of implementation questions to adopt uniform accounting policies about these new standards within the airline industry.

The Company’s activities as a lessor are not material and the Company does not expect any significant impact on the financial statements. However, some additional disclosures will be required from next year.

During 2018, the Company has assessed the estimated impact that initial application of IFRS 16 will have on its consolidated financial statements. The Company expect that the adoption of this standard will result in the recognition of additional liabilities in a range of approximately $390.0 million to $430.0 million, this calculation excluded the impact that would occur if the lease return conditions are included in the ROU asset and lease liability for which the Company have not yet completed the evaluation.

The actual impacts of adopting the standard on January 1, 2019 may change because the new accounting policies are subject to change until the Company presents its first financial statements that include the date of initial application.

IFRS 17 Insurance Contracts

In May 2017, the IASB issued IFRS 17 Insurance Contracts, a comprehensive new accounting standard for insurance contracts covering recognition and measurement, presentation and disclosure. Once effective, IFRS 17 will replace IFRS 4 Insurance Contracts that was issued in 2005. IFRS 17 applies to all types of insurance contracts (i.e., life, non-life, direct insurance and reinsurance), regardless of the type of entities that issue them, as well as to certain guarantees and financial instruments with discretionary participation features.

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

F - 35	(Continued)

COPA HOLDINGS, S. A. AND SUBSIDIARIES

Notes to the consolidated financial statements

The IFRIC had clarified previously that IAS 12, not IAS 37 Provisions, contingent liabilities and contingent assets, applies to accounting for uncertain income tax treatments. IFRIC 23 explains how to recognize and measure deferred and current income tax assets and liabilities where there is uncertainty over a tax treatment.

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

Since the Company does not have any uncertainty over income tax treatments, the amendments will not have an impact on its consolidated financial statements.

Amendment to IAS 28—Investments in Associates and Joint Ventures

This amendment was issue in October, 2017 and clarify that companies account for long-term interests in an associate or joint venture to which the equity method is not applied using IFRS 9.

The amendment is mandatory for annual reporting periods beginning on or after January 1, 2019. Since the Company does not have such long-term interests in its associate and joint venture, the amendments will not have an impact on its consolidated financial statements.

Amendment to IFRS 9 – Prepayment features with negative compensation

This amendment was issue in October 2017 and clarify that a financial asset passes the SPPI criterion regardless of the event or circumstance that causes the early termination of the contract and irrespective of which party pays or receives reasonable compensation for the early termination of the contract.

The IASB also clarified in the Basis for Conclusions to the Amendment that, under IFRS 9, gains and losses arising on modifications of financial liabilities that do not result in derecognition should be recognised in profit or loss.

The amendments should be applied retrospectively and are effective from 1 January 2019, with earlier application permitted. These amendments have no impact on the consolidated financial statements of the Company.

Amendments to IAS 19—Employee benefits’ on plan amendment, curtailment or settlement

The amendments to IAS 19 was issue in February 2018 and address the accounting when a plan amendment, curtailment or settlement occurs during a reporting period. The amendments specify that when a plan amendment, curtailment or settlement occurs during the annual reporting period, an entity is required to:

•

Determine current service cost for the remainder of the period after the plan amendment, curtailment or settlement, using the actuarial assumptions used to remeasure the net defined benefit liability (asset) reflecting the benefits offered under the plan and the plan assets after that event.

F - 36	(Continued)

COPA HOLDINGS, S. A. AND SUBSIDIARIES

Notes to the consolidated financial statements

•

Determine net interest for the remainder of the period after the plan amendment, curtailment or settlement using: the net defined benefit liability (asset) reflecting the benefits offered under the plan and the plan assets after that event; and the discount rate used to remeasure that net defined benefit liability (asset).

The amendments also clarify that an entity first determines any past service cost, or a gain or loss on settlement, without considering the effect of the asset ceiling. This amount is recognised in profit or loss. An entity then determines the effect of the asset ceiling after the plan amendment, curtailment or settlement. Any change in that effect, excluding amounts included in the net interest, is recognised in other comprehensive income.

The amendments apply to plan amendments, curtailments, or settlements occurring on or after the beginning of the first annual reporting period that begins on or after January 1, 2019, with early application permitted. These Amendments will apply only to any future plan amendments, curtailments, or settlements of the Company.

Amendments to IFRS 3 – Definition of a business

This amendment was issue in October 2018 and revises the definition of a business. According to the new guidance to be considered a business, an acquisition would have to include an input and a substantive process that together significantly contribute to the ability to create outputs.

The amendment is effective for reporting periods beginning on or after January 1, 2020 and the Company does not expect that those amendments have a material impact on its consolidated financial statements.

Amendments to IAS 1 and IAS 8—Definition of material

The amendments to IAS 1 Presentation of financial statements, and IAS 8 Accounting policies, changes in accounting estimates and errors and consequential amendments to other IFRSs, were issue in October 2018 and revises:

i)	the use of a consistent definition of materiality throughout IFRSs and the Conceptual Framework for Financial Reporting;

ii)	clarify the explanation of the definition of material; and

iii)	incorporate some of the guidance in IAS 1 about immaterial information.

These amendments should be applied for annual periods beginning on or after 1 January 2020. Earlier application is permitted. The Company does not expect that those amendments have a material impact on its consolidated financial statements.

Amendments to IFRS 10 and IAS 28—Sale or Contribution of Assets between an Investor and its Associate or Joint Venture

The amendments address the conflict between IFRS 10 and IAS 28 in dealing with the loss of control of a subsidiary that is sold or contributed to an associate or joint venture. The amendments clarify that the gain or loss resulting from the sale or contribution of assets that constitute a business, as defined in IFRS 3, between an investor and its associate or joint venture, is recognized in full. Any gain or loss resulting from the sale or contribution of assets that do not constitute a business, however, is recognized only to the extent of unrelated investors’ interests in the associate or joint venture. The IASB has deferred the effective date of these amendments indefinitely, but an entity that early adopts the amendments must apply them prospectively. These amendments are not applicable to the Company.

F - 37	(Continued)

COPA HOLDINGS, S. A. AND SUBSIDIARIES

Notes to the consolidated financial statements

Annual Improvements Cycle 2015–2017

These improvements include:

•	IFRS 3 Business combinations, a company remeasures its previously held interest in a joint operation when it obtains control of the business.

An entity applies those amendments to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after 1 January 2019, with early application permitted. These amendments are currently not applicable to the Company.

•	IFRS 11 Joint arrangements, a company does not remeasure its previously held interest in a joint operation when it obtains joint control of the business.

An entity applies those amendments to transactions in which it obtains joint control on or after the beginning of the first annual reporting period beginning on or after 1 January 2019, with early application permitted. These amendments are currently not applicable to the Company

•

IAS 12 Income taxes, all income tax consequences of dividends (including payments on financial instruments classified as equity) are recognized consistently with the transactions that generated the distributable profits.

An entity applies those amendments for annual reporting periods beginning on or after 1 January 2019, with early application is permitted. When an entity first applies those amendments, it applies them to the income tax consequences of dividends recognized on or after the beginning of the earliest comparative period. The Company is evaluating these amendments and plans to adopt it on the required effective date.

•	IAS 23 Borrowing costs, a company treats as part of general borrowings any borrowing originally made to develop an asset when the asset is ready for its intended use or sale.

An entity applies those amendments to borrowing costs incurred on or after the beginning of the annual reporting period in which the entity first applies those amendments. An entity applies those amendments for annual reporting periods beginning on or after 1 January 2019, with early application permitted. The Company is evaluating these amendments and plans to adopt it on the required effective date. The Company does not expect that those amendments have a material impact on its consolidated financial statements.

F - 38	(Continued)

COPA HOLDINGS, S. A. AND SUBSIDIARIES

Notes to the consolidated financial statements

7.	Revenue from contract with customers

7.1	Revenue disaggregation

Operating revenues are comprised of passenger revenues, cargo and mail, and other operating revenues. The following table shows disaggregated operating revenues for the years ended as December 31, 2018, 2017 and 2016.

	2018	2017	2016
Passenger revenue
Passenger revenue	$2,567,316	$2,434,820	$2,142,804
Miles redeemed	20,073	9,431	5,697

	2,587,389	2,444,251	2,148,501
Cargo and mail revenue	62,483	55,290	53,989

	62,483	55,290	53,989
Other operating revenue
Frequent flyer program—marketing services	16,291	13,332	5,378
Other operating revenue	11,464	8,913	11,318

	27,755	22,245	16,696

Total revenue	$2,677,627	$2,521,786	$2,219,186

7.2	Contract balances

The significant contract liabilities are comprises of ticket sales for transportation that has not yet been provided, record as “Air traffic liability” and outstanding loyalty program miles that may be redeemed for future travel, record as “Frequent flyer deferred revenue”.

The table below presents the changes in air traffic liability:

	2018	2017	2016
Balance at beginning of year	$477,168	$399,796	$352,110
Deferred of revenue	2,537,772	2,511,970	2,164,165
Recognition of revenue	(2,543,264)	(2,434,598)	(2,116,479)

Balance at end of year	$471,676	$477,168	$399,796

The contract duration of passenger tickets is one year. Accordingly, any revenue associated with ticket sold for future travel dates will be recognized within twelve months.

F - 39	(Continued)

COPA HOLDINGS, S. A. AND SUBSIDIARIES

Notes to the consolidated financial statements

The table below presents the activity of the current and non-current frequent flyer liability:

Frequent flyer liability

	2018	2017	2016
Balance at beginning of year	$50,312	$36,682	$18,884
Deferred of revenue	37,575	23,061	23,495
Recognition of revenue	(20,073)	(9,431)	(5,697)

Balance at end of year	$67,814	$50,312	36,682

Current	30,342	17,197	10,358
Non-current	37,472	33,115	26,324

	$67,814	$50,312	$36,682

Contract assets are reflected as account receivable. See note 10.

7.3	Segment reporting

The Company’s business activities are conducted as one operating segment – Air transportation, the reporting results of which are regularly reviewed by management for purposes of analyzing its performance and making decisions about resource allocations. Information concerning operating revenue by geographic area for the period ended December 31 is as follows (in millions):

	2018	2017	2016
North America	$707.2	$610.0	$638.9
Panama	432.6	407.7	369.0
Central America and the Caribbean	289.2	275.3	273.6
Brazil	319.5	363.7	245.4
Argentina	266.3	241.4	178.6
Colombia	214.4	197.9	146.1
Others South America	448.4	425.8	367.6

	$2,677.6	$2,521.8	$2,219.2

The Company attributes revenue to the geographic areas based on point of sales. Our tangible assets and capital expenditures consist primarily of flight and related ground support equipment, which is mobile across geographic markets and, therefore, has not been allocated.

8.	Cash and cash equivalents

	2018	2017
Checking and saving accounts	$121,799	$208,440
Time deposits of no more than ninety days	34,000	30,000
Cash on hand	359	352

	$156,158	$238,792

As of December 31, 2018 and 2017, the Company’s cash and cash equivalents are free of restriction or charges that could limit its availability.

F - 40	(Continued)

COPA HOLDINGS, S. A. AND SUBSIDIARIES

Notes to the consolidated financial statements

Time deposits earned interest based on rates determined by the banks in which the instruments are held, ranging between 2.45% and 2.90% for U.S. dollars investments until December 2018 (2017: between 1.49% and 1.58% for U.S. dollars investments).

9.	Investments

	2018			2017
	Current	Non Current	Total	Current	Non Current	Total
Time deposits	$531,002	$65,000	$596,002	$705,108	$65,953	$771,061
Bonds	35,895	74,367	110,262	—	—	—

	566,897	139,367	706,264	705,108	65,953	771,061
Allowance for expected credit losses	(697)	(521)	(1,218)	—	—	—

	$566,200	$138,846	$705,046	$705,108	$65,953	$771,061

Time deposits earned interest based on rates determined by the banks in which the instruments are held. The use of these instruments depends on the cash requirements of the Company. Time deposits denominated with a contractual maturity of less than 365 days, bear interest at rates ranging between 2.62% and 3.75% (2017: between 1.37% and 3.75%), and with a contractual maturity of more than 365 rate ranging between 3.35% and 4.38% (2017: between 3.20% and 3.75%).

During 2018, the Company acquired bonds with semiannual interest payment, the interest rates of these investments ranging between 2.53% and 3.32%.

All of the investment at amortized cost are denominated on U.S. dollar, as a result, there is no exposure to foreign currency risk. There is also no exposure to price risk as the investments will be held to maturity.

The information about the expected credit loss over these financial assets are disclosed in note 28.3.

10.	Accounts receivable

	2018	2017
Credit cards	$56,446	$64,420
Travel agencies and airlines clearing house	32,978	36,640
Cargo and other travel agencies	11,766	6,798
Government	6,342	6,216
Trade receivables from related parties	223	318
Other	14,533	7,366

	122,288	121,758
Allowance for expected credit losses	(5,057)	(3,673)

	$117,231	$118,085

Current	116,054	115,641
Non-current	1,177	2,444

	$117,231	$118,085

Trade receivable are non-interest bearing and are generally on term of 30 to 90 days.

See detail of trade receivables from related parties in note 23.

F - 41	(Continued)

COPA HOLDINGS, S. A. AND SUBSIDIARIES

Notes to the consolidated financial statements

As of December 31, 2018, the Company maintained a non-current account receivable with a government institution in the amount of $2.2 million (2017: $2.4 million).

The category “Other” mainly includes $10.9 million of receivables from miles partners and $1.0 million of employees accounts (2017: $3.6 million and $1.1 million respectively).

The movement in the allowance for impairment in respect of account receivables during the year was as follows. Comparative amounts for 2017 represent the allowance account for impairment losses under IAS 39.

	2018	2017	2016
Balance at beginning of year	$(3,673)	$(3,739)	$(2,997)
Adjustment on initial application of IFRS 9	(624)	—	—

Balance at beginning of year under IFRS 9	(4,297)	(3,739)	(2,997)

Additions	(1,311)	(879)	(1,511)
Write-offs	551	945	769

Balance at end of year	$(5,057)	$(3,673)	$(3,739)

The information about the credit exposures are disclosed in Note 28.3.

11.	Expendable parts and supplies

	2018	2017
Material for repair and maintenance	$93,654	$79,424
Other inventories	3,315	3,058

	96,969	82,482
Allowance for obsolescence	(10,439)	(657)

	$86,530	$81,825

Expendable parts and supplies recognized as an expense in the accompanying consolidated statement of profit or loss under “Maintenance, materials and repairs” amount to $31.9 million, $28.1 million and $24.7 million, for the years ended December 31, 2018, 2017 and 2016, respectively.

During 2018, due the recognition of impairment over the Embraer 190 fleet (see note 13), the Company estimated the amount of inventory that is not expected to be consumed during the next 5 year, resulted in a loss of $9.6 million recognize as “Impairment of non financial assets” in the accompanying consolidated statement of profit or loss.

F - 42	(Continued)

COPA HOLDINGS, S. A. AND SUBSIDIARIES

Notes to the consolidated financial statements

12.	Prepaid expenses

	2018	2017
Prepaid taxes	$40,504	$38,672
Prepaid commissions	4,694	5,297
Prepaid rent	6,849	7,479
Prepaid insurance	2,304	207
Prepaid to supplier	45,670	19,896

	$100,021	$71,551

Current	74,384	45,421
Non-current	25,637	26,130

	$100,021	$71,551

Prepaid taxes include $14.9 million of tax advance of VAT and withholdings taxes (2017: $12.5 million). The non-current portion of prepaid expenses corresponds to $11.2 million (2017: $12.9 million) of advance payments of taxes which are credited to future payments from tax dividends in Panama and $14.4 million in tax credits (2017: $13.2 million).

Prepaid to supplier mainly includes operating expenses related to management of fuel and maintenance services. As of December 31, 2018, includes $24.0 million (2017: $4.0 million) paid in advance to GE Engines Services, LLC, for the purpose of future maintenance services related to aircraft engines.

F - 43	(Continued)

COPA HOLDINGS, S. A. AND SUBSIDIARIES

Notes to the consolidated financial statements

13.	Property and equipment

	Land	Flight equipment	Purchase deposits for flight equipment	Ramp and miscellaneous	Furniture, fixtures, equipment a and other	Leasehold improvements	Construction in progress	Total
Cost -
Balance at January 1, 2016	$6,301	$3,030,361	$243,070	$43,037	$25,947	$35,866	$10,054	$3,394,636
Transfer of pre-delivery payments	—	27,585	(27,585)	—	—	—	—	—
Additions	—	94,348	34,680	3,026	1,878	73	7,435	141,440
Disposals	—	(36,812)	—	(604)	(1,226)	(98)	—	(38,740)
Adjustments		100	—	—	2,363	—	—	2,463
Reclassifications	—	(340)	—	(289)	645	9,140	(10,896)	(1,740)

Balance at December 31, 2016	$6,301	$3,115,242	$250,165	$45,170	$29,607	$44,981	$6,593	$3,498,059
Transfer of pre-delivery payments	—	28,674	(28,674)	—	—	—	—	—
Additions	—	158,557	192,196	1,461	3,392	1,614	5,246	362,466
Disposals	—	(54,114)	(54)	(228)	(711)	—	—	(55,107)
Reclassifications	—	3,870	—	1,950	(4,764)	3448	(6,061)	(1,557)

Balance at December 31, 2017	$6,301	$3,252,229	$413,633	$48,353	$27,524	$50,043	$5,778	$3,803,861
Transfer of pre-delivery payments	—	156,305	(156,305)	—	—	—	—	—
Additions	—	228,302	216,732	5,434	3,773	3,388	10,795	468,424
Disposals	—	(20,737)	—	(128)	(393)	(6,246)	(10)	(27,514)
Assets held for sale	—	(164,201)	—	—	—	—	—	(164,201)
Reclassifications	—	(2,371)	—	77	14	2,219	(2,310)	(2,371)

Balance at December 31, 2018	$6,301	$3,449,527	$474,060	$53,736	$30,918	$49,404	$14,253	$4,078,199
Accumulated depreciation -
Balance at January 1, 2016	$—	$(868,326)	$—	$(28,549)	$(21,891)	$(22,119)	$—	$(940,885)
Depreciation for the year	—	(141,418)	—	(3,724)	(2,284)	(4,246)	—	(151,672)
Disposals	—	13,587	—	524	1,220	12	—	15,343
Adjustments	—	(14)	—	—	(2,667)	—	—	(2,681)
Reclassifications		(99)	—	(116)	41	174	—	—

Balance at December 31, 2016	$—	$(996,270)	$—	$(31,865)	$(25,581)	$(26,179)	$—	$(1,079,895)
Depreciation for the year	—	(148,188)	—	(3,811)	(2,192)	(4,505)	—	(158,696)
Disposals	—	51,233	—	200	704	—	—	52,137
Reclassifications	—	(1,335)	—	(1,540)	4,110	(1,235)	—	—

Balance at December 31, 2017	$—	$(1,094,560)	$—	$(37,016)	$(22,959)	$(31,919)	$—	$(1,186,454)
Depreciation for the year	—	(147,980)	—	(3,783)	(2,506)	(5,038)	—	(159,307)
Disposals	—	16,876	—	118	379	6,396	—	23,769
Assets held for sale	—	75,556	—	—	—	—	—	75,556
Reclassifications	—	268	—	—	—	—	—	268
Impairment		(130,709)						(130,709)

Balance at December 31, 2018	$—	$(1,280,549)	$—	$(40,681)	$(25,086)	$(30,561)	$—	$(1,376,877)
Carrying amounts -							—
At December 31, 2016	$6,301	$2,118,972	$250,165	$13,305	$4,026	$18,802	$6,593	$2,418,164

At December 31, 2017	$6,301	$2,157,669	$413,633	$11,337	$4,565	$18,124	$5,778	$2,617,407

At December 31, 2018	$6,301	$2,168,978	$474,060	$13,055	$5,832	$18,843	$14,253	$2,701,322

F - 44	(Continued)

COPA HOLDINGS, S. A. AND SUBSIDIARIES

Notes to the consolidated financial statements

Flight equipment comprises aircraft, engines, aircraft components and major maintenance.

The amount of $216.7 million corresponds to the advance payments on aircraft purchase contracts during 2018 (2017: $192.2 million), which include $1.4 million of borrowing costs capitalized during the year ended December 31, 2018 (2017: $1.8 million and 2016: Nil). The rate used to determine the amount of borrowing costs eligible for capitalization was 3.54%, which is the interest rate of the specific borrowing (see note 18).

As of December 31, 2018, the carrying amount of the assets acquired under finance leases is $691.7 million (2017: $535.5 million).

During 2018, 6 new aircraft were capitalized, 2 Boeing 737-800 and 4 Boeing 737 MAX 9.

Aircraft with a carrying value of $1.3 billion are pledged as collateral for the obligation of the special purpose entities as of December 31, 2018 and 2017.

As of December 31, 2018 and 2017 construction in progress mainly comprises remodeling projects for airport facilities and offices, and the construction of the new hangar.

Impairment of property and equipment

During 2018 the Company reassessed the Embraer 190 assets given it updated fleet plan and other consdiderations, as consequence the expected useful life of the Embraer 190 fleet was shortened to 5 years from the year 2019. This review over the useful live triggered an evaluation of the recoverable amount of the Embraer 190 fleet, as the higher of the aircraft’s fair value less costs to sell and its value in use. The value in use was determined using cash flow projections from financial budgets approved by senior management covering a five year period. The pre-tax discount rate applied to cash flow projections was 13.5%. As a result of this analysis, the Company determined the book value was in excess of its recoverable amount and recognized an impairment of $179.0 million over to the Embraer 190 fleet, and it was written down to its fair value less cost to sell, which include the amount listed below for the 5 Embrear 190 that are held for sale as of December 31, 2018.

The fair value of the Embraer 190 fleet was determine considering specific circumstances of the fleet such as aircraft age, maintenance requirements and condition and therefore classifies as Level 2 in the fair value hierarchy. The Company reassessed the Embraer 190 assets and adjusted the depreciable life and salvage value to align with the expected transition dates. The effect of theses change on the expected depreciation expense of this fleet amounts to $0.3 million per year.

On November 2018, the shareholders of the Company approved the plan to sell five aircraft Embraer 190. Efforts to sell the aircraft have started and the sale is expected to be completed within a year from the reporting date.

Asset held for sale are included under “Other current assests” in the accompanying consolidated statement of financial position (see note 17)

F - 45	(Continued)

COPA HOLDINGS, S. A. AND SUBSIDIARIES

Notes to the consolidated financial statements

14.	Leases

Finance leases

The Company entered into finance leases of aircraft through Japanese Operating Leases with Call Option (JOLCO) arrangements. These arrangements establish semi-annual payments of obligations, and have a minimum lease term of 10 years, with a minimal purchase option at the end of the lease.

As of December 31, 2018, the scheduled future minimum lease payments required under finance leases are as follows:

	Future minimum lease payments	Interest	Present value of minimum lease payments
Up to one year	$67,743	$23,707	$66,548
One to five years	280,126	82,233	254,811
Over five years	577,164	42,371	456,661

Total minimum lease payments	$925,033	$148,311	$778,020

As of December 31, 2017, the scheduled future minimum lease payments required under finance leases are as follows:

	Future minimum lease payments	Interest	Present value of minimum lease payments
Up to one year	$46,274	$16,180	$45,416
One to five years	186,344	54,830	169,383
Over five years	388,005	26,924	310,388

Total minimum lease payments	$620,623	$97,934	$525,187

Assets acquired under finance leases are classified under property and equipment, and the finance leases are classified as long-term debt (see note 18).

Operating leases

As of December 31, 2018, the scheduled future minimum lease payments required under aircraft and non-aircraft operating leases that have initial non-cancellable lease terms in excess of one year are as follows:

	Aircraft	Others
Up to one year	$113,233	$15,222
One to five years	322,283	75,862
More than five years	19,309	18,163

Total minimum lease payments	$454,825	$109,247

Total lease expense amount to $132.5 million for the year ended December, 31 2018 (2017: $134.5 million and 2016: $138.8 million) included under “Aircraft rentals and other rentals” in the accompanying consolidated statement of profit or loss.

The Company leases some aircraft under long-term lease agreements with an average duration of 10 years. Aircraft under operating leases may be renewed in accordance with management’s business plan.

F - 46	(Continued)

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

Since 2015, the Company is the lessor of two aircraft, as part of the strategy of fleet management, in order to optimize the use of aircraft in relation to the routes scheduled for that year. Each lease is scheduled to expire in 2020. The carrying amount of the two aircraft under operating leases is up to $30.7 million (2017: $32.6 million).

Total lease income amounts to $3.5 million for the year ended December 31, 2018 (2017: $3.5 million and 2016: $3.5 million), included under “Other operating revenue” in the accompanying consolidated statement of profit or loss.

As of December 31, 2018, future minimum lease receivables under non-cancellable leases are as follows:

	2018	2017
Up to one year	$3,480	$3,480
One to five years	1,595	5,075

Total minimum lease rental payments	$5,075	$8,555

15.	Net pension assets

	2018	2017
Pension assets	$28,339	$23,794

Post-employment benefits	(22,568)	(19,997)
Other employee benefits	(680)	(612)

Total employee benefits liability	$(23,248)	$(20,609)

Net pension asset	$5,091	$3,185

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

F - 47	(Continued)

COPA HOLDINGS, S. A. AND SUBSIDIARIES

Notes to the consolidated financial statements

The following table summarizes the components of net benefit expense included under “Wages, salaries, benefits and other employees ‘expenses” in the accompanying consolidated statement of profit or loss:

Year ended December 31, 2018	Defined benefit obligation	Fair value of assets	Defined benefit assets (liability)
Current service cost	(2,105)	—	(2,105)
Interest cost on net benefit obligation	(642)	666	24

Net benefit expense	$(2,747)	$666	$(2,081)

Year ended December 31, 2017	Defined benefit obligation	Fair value of assets	Defined benefit assets (liability)
Current service cost	(1,767)	—	(1,767)
Interest cost on net benefit obligation	(568)	778	210

Net benefit expense	$(2,335)	$778	$(1,557)

Year ended December 31, 2016	Defined benefit obligation	Fair value of assets	Defined benefit assets (liability)
Current service cost	(1,724)	—	(1,724)
Interest cost on net benefit obligation	(516)	689	173

Net benefit expense	$(2,240)	$689	$(1,551)

F - 48	(Continued)

COPA HOLDINGS, S. A. AND SUBSIDIARIES

Notes to the consolidated financial statements

The following table shows reconciliation from the opening balance to the closing balances for net pension asset and its components:

	Defined benefit obligation	Fair value of assets	Other employee benefits liability	Defined benefit assets (liability)
At January 1, 2016	$(14,468)	$22,273	$(1,755)	$6,050
Current service cost	(1,724)	—	—	(1,724)
Interest cost	(516)	689	—	173
Return on plan assets greater (less) than discount rate	—	518		518
Experience (gain) loss	(1,052)	—	—	(1,052)
Invesment return	—	27	—	27
Assumption changes	(67)	—	—	(67)
Employer contributions	—	3,970	—	3,970
Benefits paid	1,329	(1,531)	(75)	(277)
Adjustments	—	—	1,208	1,208

At December 31, 2016	$(16,498)	$25,946	$(622)	$8,826
Current service cost	(1,767)	—	—	(1,767)
Interest (cost) income	(568)	778	—	210
Return on plan assets greater (less) than discount rate	—	(21)	—	(21)
Experience gain (loss)	(2,033)	—	—	(2,033)
Invesment return	—	88	—	88
Assumption changes	(226)	—	—	(226)
Employer contributions	—	(1,677)	—	(1,677)
Benefits paid	1,095	(1,320)	—	(225)
Adjustments	—	—	10	10

As of December 31, 2017	$(19,997)	$23,794	$(612)	$3,185
Current service cost	(2,105)	—	—	(2,105)
Interest (cost) income	(642)	666	—	24
Return on plan assets greater (less) than discount rate	—	483	—	483
Experience gain (loss)	(1,943)	—	—	(1,943)
Invesment return	—	67	—	67
Assumption changes	877	—	—	877
Employer contributions	1,242	4,780	—	6,022
Benefits paid	—	(1,451)	—	(1,451)
Adjustments	—	—	(68)	(68)

As of December 31, 2018	$(22,568)	$28,339	$(680)	$5,091

As of December 31, 2018 and 2017, plan assets are comprised totally by fixed term deposits.

As of December 31, 2017 employer contributions is a net amount of regular contributions by $3.5 million and retirement of interest earned by $5.2 million.

For the year ended December 31, 2018 actuarial loss of $0.3 million (2017: $2.0 million and 2016: $1.1 million) where recognized in other comprehensive income.

F - 49	(Continued)

COPA HOLDINGS, S. A. AND SUBSIDIARIES

Notes to the consolidated financial statements

The following were the principal actuarial assumptions at the reporting date:

	2018	2017	2016
Economic assumptions -
Discount rate	3.91%	3.15%	3.37%
Compensation—salary increase	4%	4%	4%
Demographic assumptions -
Mortality	RP - 2000 no collar
Termination	13% all ages
Retirement
Males	62 years
Females	57 years

Reasonably possible changes at the reporting date to one of the relevant actuarial assumptions, holding other assumptions constant, would have affected the defined benefit obligation by the amount shown below:

	December, 31 2018		December, 31 2017		December, 31 2016
	Increase	Decrease	Increase	Decrease	Increase	Decrease
Discount rate (0.5% movement)	$(538)	$569	$(506)	$537	$(410)	$434
Salary rate (0.5% movement)	103	(93)	99	(89)	122	(117)

The following payments are expected contributions to the defined benefit plan in future years:

	2018	2017
Up to one year	$4,163	$3,424
One to five years	12,293	10,794
Over five years	13,076	11,401

Total expected payments	$29,532	$25,619

F - 50	(Continued)

COPA HOLDINGS, S. A. AND SUBSIDIARIES

Notes to the consolidated financial statements

16.	Intangible assets

		Other intangibles assets
	Goodwill	License and software rights	Intangible in process	Total
Cost -
Balance at January 1, 2016	$20,380	$63,809	$17,681	$101,870
Additions	—	73	14,401	14,474
Disposals	—	(1,546)	—	(1,546)
Impairment loss	—	—	(5,931)	(5,931)
Reclassifications	—	11,813	(10,073)	1,740

Balance at December 31, 2016	20,380	74,149	16,078	110,607
Additions	—	1,783	16,898	18,681
Disposals	—	(4,891)	—	(4,891)
Reclassifications	—	3,642	(2,085)	1,557

Balance at December 31, 2017	20,380	74,683	30,891	125,954
Additions	—	2,711	27,471	30,182
Reclassifications	—	16,730	(16,730)	—

Balance at December 31, 2018	20,380	94,124	41,632	156,136
Amortization -
Balance at January 1, 2016	$—	$(32,444)	$—	$(32,444)
Amortization for the year	—	(10,207)	—	(10,207)
Disposals	—	1,546	—	1,546

Balance at December 31, 2016	—	(41,105)	—	(41,105)
Amortization for the year	—	(8,628)	—	(8,628)
Disposals	—	4,894	—	4,894

Balance at December 31, 2017	—	(44,839)	—	(44,839)
Amortization for the year	—	(10,129)	—	(10,129)

Balance at December 31, 2018	—	(54,968)	—	(54,968)
Carrying amounts -
At December 31, 2016	$20,380	$33,044	$16,078	$69,502

At December 31, 2017	$20,380	$29,844	$30,891	$81,115

At December 31, 2018	$20,380	$39,156	$41,632	$101,168

Goodwill

The Company performed its annual impairment test in September 2018 and 2107 and the recoverable amount was estimated at $5.2 billion (2017: $4.4 billion), an amount far in excess of the $20.4 million of goodwill recorded.

The cash flows beyond the five-year period are extrapolated using a 3.0% growth rate. It was concluded that no impairment charge is necessary since the estimated recoverable amount of the CGU exceed its carrying value by approximately 51%.

F - 51	(Continued)

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

•

Discount rates – The selected pre-tax rate of 13.5% represents the current market assessment of the risks specific to the CGU, taking into consideration the time value of money and individual risks of the underlying assets that have not been incorporated in the cash flow estimates. The discount rate calculation is based on the specific circumstances of the Company and its operating segment and is derived from its pre-tax weighted average cost of capital (WACC). The WACC takes into account both debt and equity. The cost of equity is derived from the expected return on investment by the Company’s investors. The cost of debt is based on the interest-bearing borrowings the Company is obliged to service. Segment-specific risk is incorporated by applying individual beta factors. The beta factors are evaluated annually based on publicly available market data.

Sensitivity to changes in assumptions

•	The Company estimated that a reduction to 12.5% or an increase to 14.5% in the discount rate would not cause the carrying amounts to exceed the recoverable amount.

Other intangible assets

Intangible assets in process

Intangible assets in process as of December 31, 2018 and 2017 mainly comprise improvements to the tickets reservation system, and other operational system.

During 2018, the Company capitalized a $16.7 million of a new internet booking engine, renew aircraft maintenance systems and other programs.

During 2016, the Company evaluated the recoverability of the development cost generated in a project in process related to some systems; as a result of this evaluation, the Company recognized an impairment of $5.9 million of incurred cost that will no longer generate probable future economic benefits.

During 2016, the Company capitalized an $11.8 million of a new operating and administrative systems and other program for ConnectMiles.

F - 52	(Continued)

COPA HOLDINGS, S. A. AND SUBSIDIARIES

Notes to the consolidated financial statements

17.	Other assets

	2018	2017
Current -
Asset held for sale	$40,330	$—
Interest receivable	12,534	10,443
Other	1,522	1,258

	54,386	11,701
Non-current -
Guarantee deposits	20,015	14,568
Deposits for litigation	10,672	12,390
Other	3,212	4,182

	33,899	31,140

	$88,285	$42,841

Guarantee deposits are mainly amounts paid to fuel suppliers, as required at the inception of the agreements (see note 23).

Deposit for litigation is cash deposited into the escrow account until the related dispute is settled (see note 21).

18.	Debt

	2018
	Due through	Effective rates ranged	Carrying Amount
Long-term fixed rate debt	2028	1.58% to 4.90%	779,592
Long-term variable rate debt	2028	2.67% to 3.91%	367,656
Loans payables	2019	3.41% to 3.71%	140,000

			1,287,248
Current maturities			(311,965)

Long-term debt			$975,283

	2017
	Due through	Effective rates ranged	Carrying Amount
Long-term fixed rate debt	2025	1.81% to 5.58%	$626,150
Long-term variable rate debt	2027	1.54% to 3.04%	420,634
Loans payables	2018	2.33% to 2.58%	127,797

			1,174,581
Current maturities			(298,462)

Long-term debt			$876,119

F - 53	(Continued)

COPA HOLDINGS, S. A. AND SUBSIDIARIES

Notes to the consolidated financial statements

Maturities of long-term debt for the next five years are as follows:

Year ending December 31,
2019	311,965
2020	128,842
2021	111,469
2022	104,893
2023	83,499
Thereafter	546,580

$1,287,248

As of December 31, 2018, long-term fixed rate debt included $601.3 million (2017: $394.2 million) and long-term variable debt included $175.5 million corresponding to finance leases using a JOLCO structure (2017: $128.4 million) (see note 14).

As of December 31, 2018 the Company had $297.8 million (2017: $372.0 million) of outstanding indebtedness that is owed to financial institutions under financing arrangements guaranteed by the Export-Import Bank of the United States. The Export-Import Bank guarantees support 80% of the net purchase price of the aircraft and are secured with a first priority mortgage on the aircraft in favor of a security trustee on behalf of Export-Import Bank.

The Company’s Export-Import Bank supported financings are amortized on a quarterly basis, are denominated in U.S. dollars, and originally bear interest at a floating rate linked to LIBOR. The Export-Import Bank guaranteed facilities typically offer an option to fix the applicable interest rate. The Company has exercised this option with respect to $178.3 million as of December 31, 2018 (2017: $231.9 million).

In the past, the Company has extended the maturity of some of its aircraft financing to 15 years through the use of a “Stretched Overall Amortization and Repayment” (SOAR), structure which provides serial draw-downs, calculated to result in a 100% loan accreting to a recourse balloon at the maturity of the Export-Import Bank guaranteed loan. The Company currently has 4 aircraft finance under SOAR structure which had an outstanding balance of $15.0 million as of December 31, 2018 (2017: $28.3 million).

As of December 31, 2018, the loan payable in the amount of $140.0 million (2017: $127.8 million) resulted from the use of the lines of credits (see note 27 for information regarding financial covenants related to the Company’s financial agreement).

F - 54	(Continued)

COPA HOLDINGS, S. A. AND SUBSIDIARIES

Notes to the consolidated financial statements

The detail of finance cost and income is as follows:

	2018	2017	2016
Finance income -
Interest income on short-term bank deposits	$1,670	$1,499	$675
Interest income on investment	21,958	16,440	12,325

	$23,628	$17,939	$13,000

Finance cost -
Interests expense on bank loans	$(34,687)	$(32,599)	$(32,647)
Interest on factoring	(1,163)	(2,624)	(4,377)

	$(35,850)	$(35,223)	$(37,024)

Changes in liabilities arising from financing activities:

	2017	Cash flows	New debt	Non-cash transactions	2018
Debt
Obligations under finance leases	$522,690	$(34,899)	$—	$289,000	$776,791
Debt	651,891	(366,434)	225,000	—	510,457

Total liabilities from financing activities	$1,174,581	$(401,333)	$225,000	$289,000	$1,287,248

During 2018, the Company’s non-cash investing and financing transactions are comprised of $289.0 million related to the acquisition of new aircraft that are financed using the JOLCO structure (see note 14).

19.	Trade, other payables and financial liabilities

	2018	2017
Account payables	$124,962	$116,554
Account payables to related parties	15,464	12,880

	140,426	129,434
Others	604	1,156

	$141,030	$130,590

See details of the account due to related parties in note 23.

20.	Accrued expenses payable

	2018	2017
Accruals and estimations	$4,500	$9,059
Labor related provisions	36,953	44,188
Liability for social security contributions	4,955	6,432
Other	982	642

	$47,390	$60,321

As of December 31, 2018, accruals and estimations include the estimated balance of the current portion of the provision for maintenance of $4.5 million (2017: 4.2 million) (see note 21).

F - 55	(Continued)

COPA HOLDINGS, S. A. AND SUBSIDIARIES

Notes to the consolidated financial statements

As of December 31, 2017 accruals and estimations include the estimated balance of the current portion of the provision for return condition of $4.9 million.

Labor related provisions include a profit-sharing program for both management and non-management staff. For members of management, profit-sharing is based on a combination of the Company’s performance as a whole and the achievement of individual goals. Profit-sharing for non-management employees is based solely on the Company’s performance. The accrual at year-end represents the amount expensed for the current year, which is expected to be settled within 12 months.

21.	Other long-term liabilities

	Provision for litigations	Provision for return condition	Other long-term liabilities	Total
Balance at January 1, 2018	$15,152	$92,974	$31,554	$139,680
Increases	302	17,067	364	17,733
Used	(753)	(6,540)	(4,568)	(11,861)
Reclassification	—	—	(1,506)	(1,506)
Effect of movements in exchange rates	(1,822)	—	—	(1,822)

Balance at December 31, 2018	$12,879	$103,501	$25,844	$142,224

Current	—	—	4,500	4,500
Non-current	12,879	103,501	21,344	137,724

	$12,879	$103,501	$25,844	$142,224

Provision for litigation

Provisions for litigation in process and expected payments related to labor legal cases.

The Company is the plaintiff in an action in October 2003 against Empresa Brasileira de Infraestrutura Aeroportuária (“INFRAERO”), Brazil’s airport operator, the legality of the Additional Airport Tariffs (Adicional das Tarifas Aeroportuárias, or ATAERO), which is a 50% surcharge imposed on all airlines which fly to Brazil. Similar suits have been filed against INFRAERO by other major airline carriers. In this case, the court of first instance ruled in favor of INFRAERO and the Company has appealed the judgment. While the litigation is still pending, the Company continues to pay the ATAERO amounts due into an escrow account and as of December 31, 2018, the aggregate amount in such account totaled $10.6 million (2017: $12.4 million).

In the event that the Company receives a final unfavorable judgment it will be required to release the escrowed fund to INFRAERO and will not be able to recover such amounts. The Company does not, however, expect the release of such amounts to have a material impact on its financial results since these amounts already had been expensed.

Provision for return condition

For operating leases, the Company is contractually obliged to return aircraft in an agreed-upon condition. The Company accrues for restitution costs related to aircraft held under operating leases throughout the duration of the lease. The Company has been not have planned aircrafts return on 2019. As of December 31, 2017, the Company presented the estimated balance of the current portion of this provision as “Accrued expenses payable” in the consolidated statement of financial position (see note 20).

F - 56	(Continued)

COPA HOLDINGS, S. A. AND SUBSIDIARIES

Notes to the consolidated financial statements

Other long-term liabilities

Other long-term liabilities include principally the provision for maintenance which mainly include the accrual of formal agreements with third parties for operational maintenance events. The cost of these agreements are billed by power by the hour and charged to the consolidated statement of profit or loss. As of December 31, 2018, the provision for maintenance amount to $22.9 million (2017: $28.9 million) and the Company has presented the estimated balance of the current portion of this provision as “Accrued expenses payable” in the consolidated statement of financial position (see note 20).

Other long-term liabilities also include the provision for the non-compete agreement created for payment to senior management related to covenants not to compete with the Company in the future (relative to the $2.6 million trust fund). This provision is accounted for as “Other long-term employee benefits” under IAS 19R Employee benefits. The accrued amount is revalued annually using the projected benefit method as required by IAS 19R.

22.	Income taxes

	2018	2017	2016
Current taxes expense -
Current period	$(35,258)	$(43,034)	$(31,666)
Adjustment for prior period	261	455	(127)

	$(34,997)	$(42,579)	$(31,793)
Deferred taxes expenses -
Origination and reversal of temporary differences	467	(6,731)	(6,478)

Total income tax expense	$(34,530)	$(49,310)	$(38,271)

During the year 2018, the deferred tax balances have been re-measured as a result of the change in Colombia’s income tax rate, 33%, 32%, 31% and 30% for the taxable year 2019, 2020, 2021 and 2022, respectively according to the law N°1943 published on December 28, 2018. Deferred tax expected to reverse in the year 2019, has been measured using the effective rate that will apply in Colombia for the period (33%).

F - 57	(Continued)

COPA HOLDINGS, S. A. AND SUBSIDIARIES

Notes to the consolidated financial statements

The balances of deferred taxes are as follows:

	Statement of financial position		Statement of profit or loss
	2018	2017	2018	2017	2016
Deferred tax liabilities
Maintenance deposits	$(29,863)	$(26,586)	$3,277	$2,796	$2,286
Prepaid dividend tax	(8,859)	(14,103)	(5,244)	1,671	5,300
Property and equipment	(7,396)	(9,532)	(2,136)	2,107	(1,599)
Other	(4,691)	(4,050)	641	(1,962)	(10,147)
Set off tax	1,869	1,806	(63)	2,879	16,269

	$(48,940)	$(52,465)	$(3,525)	$7,491	$12,109
Deferred tax assets
Provision for return conditions	$7,136	$7,859	$723	$(253)	$4,417
Air traffic liability	1,792	1,281	(511)	(266)	305
Fuel derivative	—	—	—	107	4,403
Other provisions	4,687	4,416	(271)	(272)	(3,059)
Tax loss	4,295	7,349	3,054	2,803	4,572
Set off tax	(1,869)	(1,806)	63	(2,879)	(16,269)

	$16,041	$19,099	$3,058	$(760)	$(5,631)

	$(32,899)	$(33,366)	$(467)	$6,731	$6,478

At December 31, 2018 the deferred tax assets include an amount of $4.3 million ($7.3 million at December, 2017) which relates to carried forward tax losses of Copa Colombia. During 2018, the subsidiary generated a tax profit. The Company has concluded that the deferred assets will be recoverable using the estimated future taxable income based on the approved business plans for the subsidiary. The Company expects to use the remaining tax losses within the next three to five years, however, these tax losses can be carried forward indefinitely.

The aggregate amount of temporary differences associated with investments in subsidiaries, for which deferred tax liabilities have not been recognized, is $453.8 million as of December 31, 2018 (2017: $397.9 million).

Reconciliation of the effective tax rate is as follows:

	Tax rate	2018	Tax rate	2017	Tax rate	2016
Net income		$88,095		$364,045		$323,409
Total income tax expense		34,530		49,310		38,271

Profit excluding income tax		122,625		413,355		361,680

Income taxes at Panamanian statutory rates	25.0%	30,656	25.0%	103,339	25.0%	90,420
Stations - Taxable/Panama	(19.6%)	(23,986)	(7.8%)	(32,043)	(5.5%)	(20,150)
Stations - Taxable/Non Panama	9.2%	11,319	1.7%	6,856	0.9%	3,383
Stations - Non Taxable/Non panama	3.4%	4,106	(9.4%)	(38,684)	(9.8%)	(35,509)
Dividend tax	10.4%	12,696	2.5%	10,297	0.0%	—
(Over) under provided in prior periods	(0.2%)	(261)	(0.1%)	(455)	0.04%	127

Provision for income taxes	28.2%	$34,530	11.9%	$49,310	10.6%	$38,271

F - 58	(Continued)

COPA HOLDINGS, S. A. AND SUBSIDIARIES

Notes to the consolidated financial statements

23.	Accounts and transactions with related parties

	2018	2017
Account receivable -
Panama Air Cargo Terminal	$102	$254
Banco General, S.A.	102	12
Petroleos Delta, S.A.	10	19
Editora del Caribe, S.A.	8	32
Lubricantes Delta, S.A.	1	—
Assa Compañía de Seguros, S.A.	—	1

	$223	$318

Account payable -
Petróleos Delta, S.A.	$12,150	$10,371
Assa Compañía de Seguros, S.A.	2,224	1,431
Desarrollos Inmobiliarios del Este, S.A.	811	650
Banco General, S.A.	135	—
Panama Air Cargo Terminal	53	200
Galindo, Arias & López	43	31
Motta International, S.A.	48	81
Cable Onda, S.A.	—	112
Global Brands, S.A.	—	4

	$15,464	$12,880

Transactions with related parties for the year ended December 31 are as follows:

Related party	Transaction	Amount of transaction 2018	Amount of transaction 2017	Amount of transaction 2016
Petróleos Delta, S.A.	Purchase of jet fuel	398,733	290,172	229,899
ASSA Compañía de Seguros, S.A.	Insurance	9,735	8,527	7,128
Panama Air Cargo Terminal	Handling	5,849	4,869	—
Profuturo Administradora de Fondos
de Pensión y Cesantía	Payments	4,716	2,386	3,238
Desarrollo Inmobiliario del Este, S.A.	Property leasing	3,838	3,625	3,795
Motta International	Purchase	1,585	1,632	1,646
Cable Onda, S.A.	Communications	1,687	1,448	1,625
Galindo, Arias & López	Legal services	490	373	341
GBM International, Inc.	Technological support	231	273	272
Global Brands, S.A.	Purchase	55	79	67
Lubricantes Delta, S.A.	Fuel accesories	—	—	63
Editora del Caribe, S.A.	Advertising	—	4	(162)
Banco General, S.A.	Interest income	$(3,781)	$(2,986)	$(1,284)

Banco General, S.A.: The Company’s controlling shareholders have a vote and a decision within the board of directors of BG Financial Group, which is the controlling company of Banco General. Likewise, Banco General, S. A. owns ProFuturo Administradora de Fondos de Pensión y Cesantía S.A., which manage the Company’s reserves for pension purposes.

Also the Company has interest receivable by $1.8 million (2017: $2.3 million) due to short and long term time deposits in this financial institution.

F - 59	(Continued)

COPA HOLDINGS, S. A. AND SUBSIDIARIES

Notes to the consolidated financial statements

Petróleos Delta, S.A.: Since 2005, the fuel company entered into a contract with the Company to meet its jet fuel needs. The contract’s term is four years, and the last contract subscribed was on June, 2016.

As of December 31, 2018, the Company maintained guarantee deposits with Petróleos Delta, S.A. in the amount of $16.1 million (2017: $11.8 million), recorded as “Other non-current assets” in the consolidated statement of financial position. While the Company’s controlling shareholders do not hold a controlling equity interest in Petróleos Delta, S. A., various members of the Company’s Board of Directors are also board members of Petróleos Delta, S. A.

ASSA Compañía de Seguros, S. A.: An insurance company controlled by the Company’s controlling shareholders that provide substantially all of the Company’s insurance policies.

Desarrollo Inmobiliario del Este, S. A.: The Company leases six floors consisting of approximately 121,686 square feet of the building from Desarrollo Inmobiliario, an entity controlled by the same group of investors that controls Corporación de Inversiones Aéreas, S. A. (“CIASA”). CIASA owns 100% of the class B shares of the Company.

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

Panama Air Cargo Terminal: Provides cargo and courier services in Panama, an entity controlled by the same group of investors that controls CIASA.

Compensation of key management personnel

Key management personnel compensation is as follows:

	2018	2017	2016
Short-term employee benefits	$6,104	$5,133	$3,763
Post-employment pension	117	99	72
Share-based payments	5,092	5,524	5,799

	$11,313	$10,756	$9,634

The Company has not set aside any additional funds for future payments to executive officers, other than one pursuant to a non-compete agreement for $3.1 million established in 2006 (see note 21).

F - 60	(Continued)

COPA HOLDINGS, S. A. AND SUBSIDIARIES

Notes to the consolidated financial statements

24.	Equity

Common stock

The authorized capital stock consists of 80 million shares of common stock without par value, divided into Class A shares, Class B shares, and Class C shares. As of December 31, 2018, the Company had 33,816,276 Class A shares issued (2017: 33,776,480) and 31,257,686 shares outstanding (2017: 31,185,641), 10,938,125 Class B shares issued and outstanding (2017: 10,938,125) and no Class C shares outstanding. Class A and Class B shares have the same economic rights and privileges, including the right to receive dividends.

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

F - 61	(Continued)

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

In 2018, the Company paid quarterly dividends in the amount of $0.87 per share (2017: $0.51 per share for the first and second quarters and $0.75 per share for the third and fourth quarter).

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

The total compensation cost recognized for non-vested stock and options awards amounts to $7.1 million, $7.4 million, and $7.5 million in 2018, 2017, and 2016, respectively, and was recorded as a component of “Wages, salaries, benefits and other employees’ expenses” within operating expenses.

Non-vested Stock

The Company approved a non-vested stock bonus award for certain executive officers of the Company.

F - 62	(Continued)

COPA HOLDINGS, S. A. AND SUBSIDIARIES

Notes to the consolidated financial statements

A summary of the terms and conditions, properly approved by the Compensation Committee of our Board of Directors, relating to the grants of the non-vested stock award under the equity compensation plan is as follows:

Grant date	Number of instruments	Vesting conditions	Contractual life
February, 2015	13,709	One-third every anniversary	3 years

April, 2015	4,915	15% first three anniversaries	5 years
		25% fourth anniversary 30% fifth anniversary

June, 2015	10,920	One-third every anniversary	3 years

June, 2015	4,912	Third anniversary	3 years

June, 2015	6,750	15% first three anniversaries	5 years
		25% fourth anniversary 30% fifth anniversary

December, 2015	429	Third anniversary	3 years

February, 2016	19,012	One-third every anniversary	3 years

February, 2016	147,000	15% first three anniversaries	5 years
		25% fourth anniversary 30% fifth anniversary

February, 2016	63,000	Fifth anniversary	5 years

May, 2016	7,899	15% first three anniversaries	5 years
		25% fourth anniversary 30% fifth anniversary

May, 2016	4,739	One-third every anniversary	3 years

June, 2016	25,280	One-third every anniversary	3 years

June, 2016	7,925	Third anniversary	3 years

September, 2016	6,668	Third anniversary	3 years

September, 2016	5,005	One-third every anniversary	3 years

February, 2017	22,012	One-third every anniversary	3 years

June, 2017	11,980	One-third every anniversary	3 years

June, 2017	2,237	Third anniversary	3 years

February, 2018	21,556	7% first month 31% first three anniversaries	3 years

February, 2018	14,379	33% first three anniversaries	3 years

February, 2018	1,316	15% first three anniversaries	5 years
		25% fourth 30% fifth anniversary

July, 2018	6,104	Third anniversary	3 years

Non-vested stock awards were measured at their fair value on the grant date. For the 2018 grants, the fair value of these non-vested stock awards amounts to $135.81 per share (2017: $107.29).

F - 63	(Continued)

COPA HOLDINGS, S. A. AND SUBSIDIARIES

Notes to the consolidated financial statements

A summary of the non-vested stock award activity under the plan as of December 31, 2018 and 2017 with changes during these years is as follows (in number of shares):

	2018	2017	2016
Non-vested as of January 1	304,153	333,183	139,962
Granted	43,355	36,229	291,872
Vested	(72,045)	(62,224)	(94,208)
Forfeited	(3,559)	(3,035)	(4,443)

Non-vested as of December 31	271,904	304,153	333,183

The Company uses the accelerated attribution method to recognize the compensation cost for awards with graded vesting periods. The Company estimates that the remaining compensation cost, not yet recognized for the non-vested stock awards, amounts to $9.8 million (2017: $9.3 million), with a weighted average remaining contractual life of 2.3 years (2017: 2.1 years). Additionally, the Company estimates that the 2019 compensation cost related to these plans amounts to $4.77 million.

The Company plans to make additional equity-based awards under the plan from time to time, including additional non-vested stock and stock option awards. The Company anticipates that future employee non-vested stock and stock option awards granted pursuant to the plan will generally vest over a three to five year period and the stock options will carry a ten-year term.

26.	Earnings per share

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

The computation of the income and share data used in the basic and diluted earnings per share is as follows:

	2018	2017	2016
Basic earnings per share -
Net income	$88,095	$364,045	$323,409
Weighted-average shares outstanding	42,182	42,111	42,036
Non-vested dividend participating awards	274	308	322

	42,456	42,419	42,358

	2.07	8.58	7.63

F - 64	(Continued)

COPA HOLDINGS, S. A. AND SUBSIDIARIES

Notes to the consolidated financial statements

	2018	2017	2016
Diluted earnings per share -
Net income	$88,095	$364,045	$323,409
Weighted-average shares outstanding used for basic earnings per share	42,456	42,419	42,358
Share options on issue	—	—	5

	$42,456	$42,419	$42,363

	2.07	8.58	7.63

27.	Commitments and contingencies

Purchase contracts

As of December 31, 2018, the Company has subscribed a purchase contract with Boeing consisting of sixty seven (67) Boeing 737 MAX aircraft, which will be delivered between 2019 and 2025.

The firm orders have an approximate value of $8.8 billion based on aircraft list prices, including estimated amounts for contractual price escalation and pre-delivery deposits.

Covenants

As a result of the various aircraft financing contracts entered into by the Company, the Company is required to comply with certain financial covenants. These covenants, among other things, require the Company to maintain earnings before income taxes, depreciation, amortization, and restructuring, or rent cost (“EBITDAR”) to a fixed charge ratio of at least 2.5 times, a minimum tangible net worth of $16.0 million, an EBITDAR to a finance charge expense ratio of at least 2.0 times, a total liability plus operating leases minus operating cash to tangible net worth ratio of less than 5.5, a long-term obligations to an EBITDAR ratio of less than 6.0, a minimum unrestricted cash balance of $50 million, and a minimum of $75 million in available cash, cash equivalents, and short-term investments. Breaches in meeting the financial covenants would permit the bank to immediately call loans and borrowings.

As of December 31, 2018, the total of aircraft financing contracts with covenants were paid. As of December 21, 2017, the Company was in compliance with all required covenants.

Labor unions

Approximately 63.2% of the Company’s 9,450 employees are unionized. There are currently eight (8) union organizations, four (4) covering employees in Panama and four (4) covering employees in Colombia. The Company traditionally had good relations with its employees and with all the unions and expects to continue to enjoy good relations with its employees and the unions in the future.

The four (4) unions covering employees in Panama include the pilots’ union (UNPAC); the flight attendants’ union (SIPANAB); the mechanics’ union (SITECMAP), and the industry union (SIELAS), which represents ground personnel, messengers, drivers, passenger service agents, counter agents, and other non-executive administrative staff.

Copa entered into collective bargaining agreements with the pilot’s union in July 2017, the industry union in December 2017, the mechanics’ union in June 2018 and the flight attendants’ union in October 2018.

F - 65	(Continued)

COPA HOLDINGS, S. A. AND SUBSIDIARIES

Notes to the consolidated financial statements

Collective bargaining agreements in Panama typically have terms of four years.

The four (4) unions covering employees in Colombia are: the pilots’ union (ACDAC), the flight attendants’ union (ACAV), the industry union (SINTRATAC), and the Mechanics Union (ACMA).

Copa entered into collective bargaining with ACDAC and ACAV in January 2018. ACDAC has not yet resolved and ACAV ended with an arbitration process and we have a new arbitration collective document for terms of two years until September 2020. Additionally, SINTRATAC and Copa entered into collective bargaining agreement in December 2017 for terms of four years until December 2021. Negotiations with ACMA were resolved by arbitration on December 31, 2015, extending the validation every 6 months from this date, until June 30, 2018. ACMA has not presented a new bill of petition.

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

Lines of credit for working capital and letters of credit

The Company maintained letters of credit with several banks with a value of $25.9 million as of December 31, 2018 (2017: $25.5 million). These letters of credit are pledged mainly for operating lessors, maintenance providers and airport operators.

The Company, has short term unsecured credit facilities with financial institutions in the aggregate amount of $212.3 million. These lines of credit have been put in place to pre-delivery payments and for working capital purposes. As of December 31, 2018, our outstanding borrowings under these credit lines were $140.0 million (2017: $127.8 million).

Tax audit

In March 2016, the Company received notifications from the tax authorities in Colombia. The Company, along with its tax advisors, has concluded that it is not probable that an outflow of resources embodying economic benefits will be required to settle them, especially considering that the Company has enough arguments to support its position and also taking into consideration that both cases are in the preliminary stages.

28.	Financial instruments—Risk management and fair value

In the normal course of its operations, the Company is exposed to a variety of financial risks: market risk (especially cash flow, currency, commodity prices and interest rate risk), credit risks and liquidity risk. The Company has established risk management policies to minimize potential adverse effects on the Company’s financial performance:

28.1	Fuel price risk

The Company has risks that are common in its industry, related to the price level of aircraft fuel, which can significantly affect its operations, financial position and liquidity.

In the past the Company has entered into financial derivative contracts in an effort to mitigate this risk, but with inconsistent results. The Company has not entered into new fuel hedge contracts, and has adopted a new strategy of remaining unhedged, while regularly reviewing its policies based on market conditions and others factors. As of December 31, 2018, The Company did not have any outstanding fuel hedge contracts.

F - 66	(Continued)

COPA HOLDINGS, S. A. AND SUBSIDIARIES

Notes to the consolidated financial statements

The Company’s derivative in 2017 contracts did not qualify as hedges for financial reporting purposes. Accordingly, changes in fair value of such derivative contracts, which amounted to gains of in 2017 of $2.8 million and loss of $111.6 million in 2016, were recorded as a component of “Net change in fair value of derivatives” in the accompanying consolidated statement of profit or loss.

The Company’s derivative contracts matured in December 2017, the fair value of derivative was recorded in “Trade, other payables and financial liabilities” in 2017 in the consolidated statement of financial position. The Company’s purchases of jet fuel are made primarily from one supplier (see note 19).

Fuel price risk is estimated as a hypothetical 10% increase in the December 31, 2018 cost per gallon of fuel. Based on projected 2019 fuel consumption, such an increase would result in an increase to aircraft fuel expense of approximately $58.0 million in 2019 (unaudited).

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

The majority of the obligations are denominated in U.S. dollars. Since Panama uses the U.S. dollar as legal tender, the majority of the Company’s operating expenses are also denominated in U.S. dollars, approximately 44.7% of revenues and 55.3% of expenses, respectively. A significant part of our revenue is denominated in foreign currencies, including the Brazilian real, Colombian peso and Argentinian peso, which represented 22.7%, 11.3% and 7.2%, respectively (2017: 16.5%, 11.4% and 7.8% respectively).

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

On July 25, 2018, the Venezuelan government published the official gazette No. 41,460 where is indicated the unit of the monetary system of the Bolivarian Republic of Venezuela has been restated. The Banco Central de Venezuela have introduced their new Bolivar Soberano since August 20, 2018. The new currency replaced the “Bolivar Fuerte”, the older currency that was being used, and consists in the elimination of five zeros from it.

F - 67	(Continued)

COPA HOLDINGS, S. A. AND SUBSIDIARIES

Notes to the consolidated financial statements

The following chart summarizes the Company’s foreign currency risk exposure (assets and liabilities denominated in foreign currency) as of December 31:

	2018	2017
Assets
Cash and cash equivalents	$53,123	$25,189
Investments	2	277
Accounts receivable, net	68,171	75,769
Other assets	19,107	29,459

Total assets	$140,403	$130,694
Liabilities
Accounts payable	48,501	37,186
Taxes payable	40,243	50,922
Other liabilities	20,771	25,471

Total liabilities	$109,515	$113,579

Net position	$30,888	$17,114

From time to time the, Company enters into factoring agreements on receivables outstanding on credit card sales in certain countries.

28.3	Credit risk

Credit risk is the risk that a counterparty will not meet its obligations under a financial instrument or customer contract, leading to a financial loss. The Company is exposed to credit risk from its financing activities, including deposits with banks and investments in financial instruments and from its account receivables.

The carrying amounts of financial assets represent the maximum credit risk.

Short and long-term investments

To mitigate the credit risk arising from deposits in bank and investments in financial instruments, the Company only conducts business with financial institutions that have an investment grade above BBB-from Standard & Poor’s, with strength and liquidity indicators aligning with or above the market average.

The Company has established a policy to perform an assessment, at the end of each quarterly reporting period, of whether a financial instrument’s credit risk has increased significantly since initial recognition, by monitors changes in credit risk ratings published by Standard & Poor’s.

As the financial instruments are considered to be low risk, the impairment provision is determined at 12-month ECLs using the general approach as prescribed by IFRS 9.

The movement in the allowance for impairment for short and long-term investments at amortized cost during the year was as follows.

F - 68	(Continued)

COPA HOLDINGS, S. A. AND SUBSIDIARIES

Notes to the consolidated financial statements

2018
Balance at beginning of year (under IAS 39)	$—
Adjustment on initial application of IFRS 9	(1,120)

Balance at beginning of year under IFRS 9	(1,120)

Additions	(98)

Balance at end of year	$(1,218)

Account receivables

Regarding credit risk originating from commercial accounts receivable, the Company does not consider it significant since most of the accounts receivable can be easily converted into cash, usually in periods no longer than one month. The risk is managed by each business unit subject to the Company’s established policy, procedures and control relating to customer credit risk management. Specific credit limits and payment terms have been established according to periodic analysis of the client’s payment capacity.

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

As result of the previously explained, the Company evaluates the concentration of risk with respect to trade receivables as low.

An impairment analysis is performed at each quarterly reporting date using a provision matrix to measure expected credit losses. Loss rates are calculated using a ‘roll rate’ method based on the probability of a receivable progressing through successive stages of delinquency to write-off. To measure the ECLs, trade receivables have been grouped based on shared credit risk characteristics and the day past due.

Loss rates are based on actual credit loss experience over the last 12 months and adjusted for forward-looking factors specific to the debtors and the economic environment over the expected life of the receivables.

The Company evaluates the concentration of risk with respect to trade receivables as low, as its customers are located in several jurisdictions and operate in largely independent markets.

Set out below is the information about the credit risk exposure on the Company’s trade receivables using a provision matrix at December 31, 2018:

	Account receivables
		Days past due
	Total	Current	<30	30-60	60-90	>90
Expected credit loss rate		0.1%	16.8%	26.8%	48.1%	59.8%
Gross carrying amount	$122,288	$112,394	$1,799	$533	$312	$7,250
Expected credit loss	$5,057	$124	$303	$143	$150	$4,337

F - 69	(Continued)

COPA HOLDINGS, S. A. AND SUBSIDIARIES

Notes to the consolidated financial statements

The information as of December 31, 2017 under IAS 39 is as follows:

2017
Neither past due nor impaired	$115,685
Past due 1 to 30 days	1,286
Past due 31 to 60 days	617
More than 60 days	497

118,085
Impaired	3,673

Total accounts receivable	$121,758

28.4	Interest rate and cash flow risk

The income and operating cash flows of the Company are substantially independent of changes in interest rates, because the Company does not have significant assets that generate interest except for surplus cash and cash equivalents and short and long-term investments.

Interest rate risk is originates mainly from long-term debt related to aircraft financing. These long-term lease payments at variable interest rates expose the Company to cash flow risk. The Company mitigates this risk by entering into fixed rate financing agreements in at least half of its outstanding debt.

As of December 31, 2018 and 2017, fixed interest rates range from 1.58% to 4.90%, and the main floating rate is LIBOR.

The Company’s earnings are affected by changes in interest rates due to the impact of those changes on interest expenses from variable-rate debt instruments and operating leases, and on interest income generated from cash and investment balances. If the interest rate average is 10% more in 2019 than in 2018, the interest expense would increase by approximately $1.4 million and the fair value of the debt would decrease by approximately $10.2 million. If interest rates average 10% less in 2019 than in 2018, the interest income from marketable securities would decrease by approximately $1.4 million and the fair value of the debt would increase by approximately $10.2 million. These amounts are determined by considering the impact of the hypothetical interest rates on the variable-rate debt and marketable securities equivalent balances at December 31, 2018.

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

F - 70	(Continued)

COPA HOLDINGS, S. A. AND SUBSIDIARIES

Notes to the consolidated financial statements

December 31, 2018

	Note	Carrying amount	Contractual cash flow	Less than twelve months	Between 1 and 4 years	More than 4 years
Non-derivative financial liabilities
Debt	18	$1,287,248	$1,465,223	$348,654	$529,624	$586,945
Account payable	19	124,962	124,962	124,962	—	—
Account payable to related parties	19	15,464	15,464	15,464	—	—

		$1,427,674	$1,605,649	$489,080	$529,624	$586,945

December 31, 2017

	Note	Carrying amount	Contractual cash flow	Less than twelve months	Between 1 and 4 years	More than 4 years
Non-derivative financial liabilities
Debt	18	$1,174,581	$1,313,191	$329,284	$549,726	$434,181
Account payable	19	116,554	116,554	116,554	—	—
Account payable to related parties	19	12,880	12,880	12,880	—	—

		$1,304,015	$1,442,625	$458,718	$549,726	$434,181

28.6	Equity risk management

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

The Company’s gearing ratio (unaudited) is a follows:

	2018	2017
Total debt (note 18)	$1,287,248	$1,174,581
Less: non-restricted cash and cash equivalents and short-term investments	(722,358)	(943,900)

Net debt	564,890	230,681
Total equity	1,840,679	1,895,126

Total capitalization	2,405,569	2,125,807

Gearing ratio	23.5%	10.9%

F - 71	(Continued)

COPA HOLDINGS, S. A. AND SUBSIDIARIES

Notes to the consolidated financial statements

28.7	Fair value measurement

The following table shows the carrying amount and fair values of financial assets and financial liabilities as of December 31:

		Carrying amount		Fair Value
	Note	2018	2017	2018	2017
Financial assets
Cash and cash equivalents	8	$156,158	$238,792	$156,158	$238,792
Short-term investments	9	566,200	705,108	566,200	705,108
Account receivable	10	117,231	118,085	117,231	118,085
Long-term investments	9	138,846	65,953	138,349	65,953
Financial liabilities
Debt	18	1,287,248	1,174,581	1,147,248	1,053,070
Account payable	19	140,426	129,434	140,426	129,434

The fair value of the financial assets and liabilities is the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale.

The following methods and assumptions were used to estimate the fair values:

•	Cash and cash equivalents, short-term investments approximate their carrying amounts largely due to the short-term maturities of these instruments.

•	Long-term investments in bonds are based on published price quotations in an active market at the reporting date.

•

Accounts receivable are evaluated by the Company based on parameters such as interest rates, and risk characteristics. Based on this evaluation, allowances are taken into account for the expected losses of these receivables.

•	Debt obligations, financial assets, and financial liabilities are estimated by discounting future cash flows using the Company’s current incremental borrowing for a similar liability.

29.	Subsequent events

Stock Grants

During the first quarter of 2019, the Compensation Committee of the Company’s Board of Directors approved three awards. Awards under these plans will grant approximately 30,412 shares of non-vested stock, which will vest over a period of three years. The Company estimates the fair value of these awards to be approximately $2.7 million and the 2019 compensation cost for these plans will be $1.4 million.

Sale of aircraf

During the first quarter of 2019, the Company delivered the two first Embraer 190 aircraft classified as “Other current asset” in the consolidated statement of financial position (see note 13).

F - 72	(Continued)

COPA HOLDINGS, S. A. AND SUBSIDIARIES

Notes to the consolidated financial statements

Suspension of operations Max 9

During the first quarter of 2019, the Company temporarily suspended operations of its Boeing 737 MAX 9 aircraft during the investigation into the cause of the accident of Ethiopian Airlines involving a Boeing 737 MAX 8 aircraft. Regulatory authorities around the world grounded the aircraft. The Company estimates this suspension would increase the maintenance expenses and could cause flight cancellations and other interruptions in the services.

F - 73	(Continued)