Form 20-F
period 2019-12-31
Copa Holdings, S.A.
filed 2020-04-08
CIK 1345105

As filed with the Securities and Exchange Commission on April 8, 2020

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2019

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

Raul Pascual

Complejo Business Park, Torre Norte

Parque Lefevre, Panama City, Panama

+507 304 2774 (Telephone)

+507 304 2535 (Facsimile)

(Registrant’s Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act

Title of Each Class:	Trading Symbol(s)	Name of Each Exchange On Which Registered
Class A Common Stock, without par value	CPA	New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: At December 31, 2019, there were outstanding 42,275,981 shares of common stock, without par value, of which 31,337,856 were Class A shares and 10,938,125 were Class B shares.

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

Introduction

In this annual report on Form 20-F, unless the context otherwise requires, references to “Copa Airlines” are to Compañía Panameña de Aviación, S.A., the consolidated operating entity, “Copa Colombia” refers to AeroRepública, S.A., “Wingo” refers to the low-cost business model offered by AeroRepública and La Nueva Aerolínea, S.A., and references to “Copa”, “Copa Holdings”, “we”, “us” or the “Company” are to Copa Holdings, S.A. and its consolidated subsidiaries. References to “Class A shares” refer to Class A shares of Copa Holdings, S.A.

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

Presentation of Financial and Statistical Data

Included in this annual report are our audited consolidated statement of financial position as of December 31, 2019 and 2018, and the related audited consolidated statements of profit or loss, comprehensive income or loss, changes in equity and cash flows for the years ended December 31, 2019, 2018 and 2017. Our audited consolidated financial statements for the years ended December 31, 2018 and 2017 have been restated to reflect the application of IFRS 16. The details of the changes in accounting policies and impacts due the application of IFRS 16 are disclosed in note 5 of our annual consolidated financial statements.

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

Special Note About Forward-Looking Statements

This annual report includes forward-looking statements, principally under the captions “Risk Factors”, “Business Overview” and “Operating and Financial Review and Prospects”. We have based these forward-looking statements largely on our current beliefs, expectations and projections about future events and financial trends affecting our business. Many important factors, in addition to those discussed elsewhere in this annual report, could cause our actual results to differ substantially from those anticipated in our forward- looking statements, including, among other things:

•	general economic, political and business conditions in Panama and Latin America and particularly in the geographic markets we serve;

•	the recently events related to the coronavirus (“COVID-19”) outbreak;

•	our management’s expectations and estimates concerning our future financial performance and financing plans and programs;

•	our level of debt and other fixed obligations;

•	demand for passenger and cargo air service in the markets in which we operate;

•	competition;

•	our capital expenditure plans;

•	changes in the regulatory environment in which we operate;

•	changes in labor costs, maintenance costs, fuel costs and insurance premiums;

•	changes in market prices, customer demand and preferences and competitive conditions;

•	cyclical and seasonal fluctuations in our operating results;

•	defects or mechanical problems with our aircraft;

•	our ability to successfully implement our growth strategy;

•	our ability to obtain financing on commercially reasonable terms; and

•	the risk factors discussed under “Risk Factors” beginning on page 7.

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

The summary consolidated financial information as of December 31, 2019, and for the years ended December 31, 2019, 2018 and 2017 have been derived from our audited consolidated financial statements included elsewhere in this annual report. The summary consolidated financial information for the years ended December 31, 2016 and 2015 have been derived from our audited consolidated financial statements for those years (not included herein), which have not been restated to reflect the application of IFRS 15 and IFRS 16.

	Year Ended December 31, (in thousands of dollars, except share and per share data and operating data)
	2019	2018	2017	2016	2015
STATEMENT OF PROFIT OR LOSS DATA
Operating revenue:
Passenger revenue	2,612,605	2,587,389	2,444,251	2,148,501	2,185,465
Cargo and mail revenue	62,460	62,483	55,290	53,989	56,738
Other operating revenue	32,343	27,755	22,245	16,696	11,507

Total operating revenues	2,707,408	2,677,627	2,521,786	2,219,186	2,253,710
Operating expenses:
Fuel	696,249	765,781	572,746	528,996	603,760
Wages, salaries, benefits and other employees expenses	450,439	443,287	415,147	370,190	373,631
Passenger servicing	102,103	104,346	99,447	86,329	84,327
Airport facilities and handling charges	181,959	186,422	171,040	159,771	148,078
Sales and distribution	210,623	210,158	200,256	193,837	188,961
Maintenance, materials and repairs	127,562	110,710	131,181	121,781	111,178
Depreciation, amortization and impairment(1)	371,424	465,187	277,523	167,894	150,548
Flight operations	102,806	108,437	101,647	88,188	86,461
Other operating and administrative expenses	118,090	123,737	114,415	237,199	254,132

Total operating expenses	2,361,255	2,518,065	2,083,402	1,954,185	2,001,076
Operating profit	346,153	159,562	438,384	265,001	252,634

Non-operating income (expense):
Finance cost	(57,432)	(50,825)	(51,096)	(37,024)	(33,155)
Finance income	24,405	23,628	17,939	13,000	25,947
Gain (loss) on foreign currency fluctuations	(15,408)	(9,398)	6,218	13,043	(440,097)
Net change in fair value of derivatives	—	—	2,801	111,642	(11,572)
Other non-operating income (expense)	(4,279)	(239)	(2,337)	(3,982)	(1,632)

Total non-operating income (expense), net	(52,714)	(36,834)	(26,475)	96,679	(460,509)

Profit (loss) before taxes	293,439	122,728	411,909	361,680	(207,875)
Income tax expenses	(46,437)	(34,530)	(49,310)	(38,271)	(32,759)

Net profit (loss)	247,002	88,198	362,599	323,409	(240,634)

(1)

Depreciation, amortization and impairment includes a non-cash loss of $89.3 million in 2019, related to the measurement upon held for sale obligation of the Embraer 190 fleet and spare parts inventory and $188.6 million in 2018 related to the impairment of our Embraer 190 fleet as well as General Electric CF34 spare engines.

STATEMENT OF FINANCIAL POSITION DATA
Total cash, cash equivalents and short-term investments	851,135	722,358	943,900	814,689	684,948
Accounts receivable, net	129,781	116,054	115,641	116,100	105,777
Asset held for sale	120,006	40,330	—	—	—
Total current assets	1,234,443	1,059,922	1,194,631	1,069,391	907,585
Purchase deposits for flight equipment	463,274	474,060	413,633	250,165	243,070
Total property and equipment	2,532,402	2,698,131	2,614,216	2,623,682	2,453,751
Total assets	4,357,378	4,441,905	4,422,263	3,846,113	3,518,574
Long-term debt	938,183	975,283	876,119	961,414	1,055,183
Total equity	1,934,906	1,796,594	1,850,938	1,631,824	1,390,520
Capital stock	114,743	108,594	101,449	93,384	85,845
CASH FLOW DATA
Net cash from operating activities	784,883	543,013	835,506	594,590	316,863
Net cash (used in) from investing activities	(192,868)	(149,596)	(578,159)	(179,909)	32,384
Net cash used in financing activities	(545,334)	(430,191)	(312,930)	(248,625)	(357,466)
OTHER FINANCIAL DATA
Underlying net profit(2)	336,346	276,822	359,798	190,224	210,342
Adjusted EBITDA(3)	697,890	615,112	722,589	553,598	(50,119)
Operating margin(4)	12.8%	6.0%	17.4%	11.9%	11.2%
Weighted average shares used in computing net income per share (basic)	42,483,048	42,456,032	42,418,773	42,358,091	43,861,084
Weighted average shares used in computing net income per share (diluted)	42,483,048	42,456,032	42,418,773	42,363,171	43,868,864
Earnings (Loss) per share (basic)	5.81	2.08	8.55	7.64	(5.49)
Earnings (Loss) per share (diluted)	5.81	2.08	8.55	7.63	(5.49)
Dividends per share paid	2.60	3.48	2.52	2.04	3.36
Total number of shares at end of period	42,275,981	42,195,811	42,123,766	42,050,481	41,955,227
OPERATING DATA
Revenue passengers carried(5)	15,424	15,168	14,201	12,870	11,876
Revenue passenger miles(6)	21,303	21,529	19,914	17,690	16,309
Available seat miles(7)	25,113	25,817	23,936	22,004	21,675
Load factor(8)	84.8%	83.4%	83.2%	80.4%	75.2%
Total block hours(9)	431,749	444,851	419,610	388,058	388,355
Average daily aircraft utilization(10)	11.3	12.0	11.5	10.6	10.8
Average passenger fare	169.4	170.6	172.1	166.9	184.0
Yield(11)	12.26	12.02	12.27	12.15	13.40
Passenger revenue per ASM(12)	10.40	10.02	10.21	9.76	10.08
Operating revenue per ASM(13)	10.78	10.37	10.54	10.09	10.40
Operating expenses per ASM (CASM)(14)	9.40	9.75	8.70	8.88	9.23
Departures	131,819	132,498	126,963	123,098	122,588
Average daily departures	361.1	363.0	347.8	337.3	335.9
Average number of aircraft	104.8	101.6	100.4	99.9	98.3
Airports served at period end	80	80	75	73	73
On-Time Performance(15)	91.4%	89.8%	86.8%	88.4%	90.6%
Stage Length(16)	1,288	1,321	1,282	1,213	1,236

(2)	Underlying net profit for the year ended on December 31, 2019 and 2018 represents net income (loss) minus the sum of Embraer 190 impairment.

Underlying net profit for the years ended on December 31, 2017, 2016 and 2015 represents net income (loss) minus fuel hedge mark-to-market gain/(loss), and devaluation and translation losses in Venezuela and Argentina.

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

	2019	2018	2017	2016	2015
Net profit (loss)	247,002	88,198	362,599	323,409	(240,634)
Fuel hedge mark to market loss/(gain)	—	—	(2,801)	(111,642)	11,572
Venezuela devaluation	—	—	—	(21,543)	432,503
Argentina devaluation	—	—	—	—	6,901
Impairment of non-financial assets	89,344	188,624	—	—	—

Underlying net profit	336,346	276,822	359,798	190,224	210,342

(3)

Adjusted EBITDA represents net profit (loss) plus the sum of interest expense, income taxes, depreciation, amortization and impairment minus finance income. Adjusted EBITDA is presented as supplemental information because we believe it is a useful indicator of our operating performance and is useful in comparing our operating performance with other companies in the airline industry. However, adjusted EBITDA should not be considered in isolation, as a substitute for net profit (loss) prepared in accordance with IFRS as issued by the IASB or as a measure of our profitability. In addition, our calculation of adjusted EBITDA may not be comparable to other companies’ similarly titled measures. The following table presents a reconciliation of our net profit (loss) to adjusted EBITDA for the specified periods.

	2019	2018	2017	2016	2015
Net profit (loss)	247,002	88,198	362,599	323,409	(240,634)
Finance Cost	57,432	50,825	51,096	37,024	33,155
Income Taxes	46,437	34,530	49,310	38,271	32,759
Depreciation, amortization and impairment	371,424	465,187	277,523	167,894	150,548
Finance income	(24,405)	(23,628)	(17,939)	(13,000)	(25,947)

Adjusted EBITDA	697,890	615,112	722,589	553,598	(50,119)

(4)	Operating margin represents operating profit as a percentage of operating revenues.
(5)	Total number of paying passengers (including all passengers redeeming frequent flyer miles and other travel awards) flown on all flight segments, expressed in thousands.
(6)	Number of miles flown by revenue passengers, expressed in millions.
(7)	Aircraft seating capacity multiplied by the number of miles the seats are flown, expressed in millions.
(8)	Percentage of aircraft seating capacity that is actually utilized. Load factors are calculated by dividing revenue passenger miles by available seat miles.

(9)	The number of hours from the time an airplane moves off the departure gate for a revenue flight until it is parked at the gate of the arrival airport.
(10)	Average number of block hours operated per day per aircraft for the total aircraft fleet.
(11)	Average amount (in cents) one passenger pays to fly one mile.
(12)	Passenger revenues (in cents) divided by the number of available seat miles.
(13)	Total operating revenues (in cents) divided by the number of available seat miles.
(14)	Total operating expenses (in cents) divided by the number of available seat miles.
(15)	Percentage of flights that arrive at the destination gate within fourteen minutes of scheduled arrival.
(16)	The average number of miles flown per flight.

a. Capitalization and Indebtedness

Not applicable.

b. Reasons for the Offer and Use of Proceeds

Not applicable.

c. Risk Factors

Risks Relating to Our Company

Failure to successfully implement our growth strategy may adversely affect our results of operations and harm the market value of our Class A shares.

We intend to continue expanding our service to new markets as well as increasing the frequency of flights to the markets we currently serve. Achieving these goals allows our business to benefit from cost efficiencies resulting from economies of scale. We expect to have substantial cash needs as we expand, including cash required to fund aircraft acquisitions or aircraft deposits as we add to our fleet. If we do not have enough cash to fund such projects, we may not be able to successfully expand our route system, therefore, our future revenue and earnings growth would be limited.

When we commence a new route, load factors tend to be lower than those on our established routes and our advertising and other promotional costs tend to be higher, which could result in initial losses that could have a negative impact on our results of operations as well as require a substantial amount of cash to fund. We also periodically run special promotional fare campaigns, particularly in connection with the opening of new routes. Promotional fares can have the effect of increasing load factors while reducing our yield on such routes during the period that they are in effect. The number of markets we serve and flight frequencies depend on our ability to identify the appropriate geographic markets upon which to focus and to gain suitable airport access in addition to route approval in the aforementioned markets. There can be no assurance that the new markets we enter will yield passenger traffic, at the expected fares, that is sufficient to make our operations in those new markets profitable. Any condition that would prevent or delay our access to key airports or routes, including limitations on the ability to process more passengers, the imposition of flight capacity restrictions, the inability to secure additional route rights under bilateral agreements or the inability to maintain our existing slots, flight banks and obtain additional slots, could constrain the expansion of our operations.

The expansion of our business will also require additional skilled personnel, equipment and facilities. The inability to hire, train and/or retain pilots and other personnel or secure the required equipment and facilities efficiently, cost-effectively, and on a timely basis, could adversely affect our ability to execute our plans. It also could strain our existing management resources and operational, financial and management information systems to the point where they may no longer be adequate to support our operations, requiring us to make significant expenditures in these areas. Difficulties obtaining necessary equipment could also affect the expansion of our business. For example, the mandatory grounding of Boeing 737 MAX 9 aircraft has affected the delivery scheduled for 2019 and 2020. Due to the Boeing 737 MAX 9 aircraft grounding we have experienced a constraint in capacity growth. While we currently expect operation of our Boeing 737 MAX fleet, and deliveries of the Boeing 737 MAX 9 aircraft, to resume by the second half of 2020, further delays are possible. Considering these factors, we cannot ensure that we will be able to successfully establish new markets or expand our existing markets, and our failure to do so could have an impact on our business and results of operations, as well as the value of our Class A shares.

Our performance is heavily dependent on economic and political conditions in the countries in which we do business.

Passenger demand is heavily cyclical and highly dependent on global, regional and country-specific economic growth, economic expectations and foreign exchange rate variations. We have been negatively impacted by poor economic performance in certain emerging market countries in which we operate, as well as by weaker Latin American currencies. For example, in 2018 we experienced a decrease of 1.9% in passenger revenue per available seat mile (PRASM) compared to 2017, mainly due to currency devaluation and the deteriorating demand environment in Brazil and Argentina. In addition, Venezuela has experienced difficult political conditions and declines in the rate of economic growth in recent periods as well as governmental actions that have adversely impacted businesses that operate there. The Company cancelled flights between Panama and Venezuela during April 2018, as a result of a temporary suspension of diplomatic and commercial relations between the two countries. Also, on May 15, 2019 the Homeland Security Department of the United States announced a suspension of all commercial passenger and cargo flights between United States and Venezuela. The U.S. Department of Transportation (DOT) concurred with this determination and issued an order suspending all foreign air transportation for passengers or cargo to or from any airport in Venezuela. Any of the following developments (or a continuation or worsening of any of the following currently in existence) in the countries in which we operate could adversely affect our business, financial condition, liquidity and results of operations:

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

We have historically been able to achieve favorable financing terms through commercial and US Export-Import bank guaranteed loans, sale-leasebacks and operating leases. In recent years, due to the fact that U.S. Export-Import Bank guaranteed loans have not been available, the Company has diversified its financing sources and obtained access to very competitive financing terms. Since 2014 our aircraft deliveries have been financed through a mix of sale-leasebacks and Japanese Operating Leases with Call Options (“JOLCO”). As of December 31, 2019, we had $828.8 million of outstanding indebtedness under JOLCO financing arrangements.

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

The general structure of our flight operations follows what is known in the airline industry as a “hub-and-spoke” model. This model aggregates passengers by operating flights from a number of “spoke” origins to a central hub through which they are transported to their final destinations. In recent years, many traditional hub-and-spoke operators have faced significant and increasing competitive pressure from low-cost, point-to-point carriers on routes with sufficient demand to sustain point-to-point service. A point-to-point structure enables airlines to focus on the most profitable, high-demand routes and to offer greater convenience and, in many instances, lower fares. As demand for air travel in Latin America increases, some of our competitors have initiated non-stop service between destinations that we currently serve through our hub in Panama. Additionally, newer aircraft models, such as, Boeing 737 MAX and Airbus 320-NEO, allow nonstop flights in certain city pairs that could not be served with prior generation narrow-body aircraft and may bypass our hub. Airbus also recently announced they will launch the A321 XLR; a new model of the Airbus 320 family that will extend the range of the current Airbus 320 NEO allowing competitors to explore new competitive routes overflying our Hub, it is expected to be released on 2023. Competitors are also opening new international hubs, especially in Brazil. Competitive services, which bypass our hub in Panama, may be more convenient and possibly less expensive than our services and could significantly decrease demand for our service to those destinations. In December 2016, we launched a low-cost business model, Wingo, to diversify our offerings and to better compete with other low-cost carriers, or “LCCs,” in the market. However, our traditional hub-and-spoke model remains our primary operational model and we believe that competition from point-to-point carriers will be directed towards the largest markets that we serve and is likely to continue at this level or intensify in the future. As a result, the effect of competition on us could be significant and could have a material adverse effect on our business, financial condition and results of operations.

We may not realize benefits from Wingo, our low-cost business model.

Wingo, our low-cost business model, which is operated by AeroRepública, S.A., utilizes four of our 737-800s, each configured with 186 seats in a single class cabin. By 2020, we expect to incorporate a new Wingo operator, La Nueva Aerolínea S.A., which will be based in Panama and will initially operate one 737-800 from the Panama Pacífico International Airport outside of Panama City.

During the last years we have successfully operated our low-cost business model, with better results than expected. Therefore, we decided to change the 737-700s fleet to 737-800s with a greater seat density and lower unitary costs which shall make stronger our competitive position. Even though we have gained knowledge regarding the low-cost business model, we have limited experience operating it and we may not be able to accurately predict its impact on our main line services. In particular, if demand for Wingo flights is not substantial, if our pricing strategy does not adequately align with our cost structure, if Wingo does not meet customer expectations or if demand for Wingo flights cannibalizes some of our main line flights, Wingo’s operations may have a negative impact on our reputation or our operating results.

We may not realize benefits from our strategic alliances and other commercial relationships, including from our announced joint business agreement with United Airlines, Inc. (“UAL”) and Avianca Holdings (“Avianca”).

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

Our business is subject to extensive regulation which may restrict our growth, our operations or increase our costs.

Our business, financial condition and operational results could be adversely affected if we or certain aviation authorities in the countries to which we fly fail to maintain the required foreign and domestic governmental authorizations necessary for our operations. In order to maintain the necessary authorizations issued by the Panamanian Civil Aviation Authority (the Autoridad de Aeronáutica Civil, or the “AAC”), the Colombian Civil Aviation Administration (the Unidad Administrativa Especial de Aeronáutica Civil, or the “UAEAC”), and other corresponding foreign authorities, we must continue to comply with applicable statutes, rules and regulations pertaining to the airline industry, including any rules and regulations that may be adopted in the future. In addition, Panama is a member state of the International Civil Aviation Organization, or “ICAO,” a United Nations specialized agency. ICAO coordinates with its member states and various industry groups to establish and maintain international civil aviation standards and recommended practices and policies, which are then used by ICAO member states to ensure that their local civil aviation operations and regulations conform to global standards. We cannot predict or control any actions that the AAC, the UAEAC, the ICAO or other foreign aviation regulators may take in the future, which could include restricting our operations or imposing new and costly regulations or policies. Also, our fares are subject to review by the AAC, the UAEAC, and the regulators of certain other countries to which we fly, any of which may in the future impose restrictions on our fares.

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

The most active government regulator among the countries to which we fly is the U.S. Federal Aviation Administration, or “FAA”. The FAA from time to time issues directives and other regulations relating to the maintenance and operation of aircraft that require significant expenditures. FAA requirements cover, among other things, security measures, collision avoidance systems, airborne wind shear avoidance systems, noise abatement and other environmental issues, and increased inspections and maintenance procedures to be conducted on older aircraft. On March 13, 2019, the FAA issued an emergency order prohibiting the operation of Boeing 737 MAX series airplanes by U.S. certificated operators. The FAA emergency order is still in place, and it has had an adverse impact on our capacity growth and therefore on our expansion plans. See “—If we fail to successfully operate new aircraft, in particular our new Boeing 737 MAX aircraft, our business could be harmed.” Additional new regulations continue to be regularly implemented by the U.S. Transportation Security Administration, or “TSA”, as well. As we continue to expand our presence on routes to and from the United States, we expect to continue incurring expenses to comply with the FAA’s and TSA’s regulations, and any increase in the cost of compliance could have an adverse effect on our financial condition and results of operations.

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

Our business is heavily dependent on our operations at our hub at Panama City’s Tocumen International Airport. Most of our Copa flights either depart from or arrive at our hub. Our operations and growth strategy is therefore highly dependent on its facilities and infrastructure, including the success of its multi-phase expansion projects, certain of which have been completed while others are underway and have experienced significant delays. For example, Terminal 2 has experienced delays since one of the contractors responsible for the construction, Norberto Odebrecht Construction, was subject to penalties in 2017 for its past practices related to project approvals. Terminal 2 started operating a few gates during the early part of 2019, but construction is ongoing and is expected to be completed during 2020. Due to the magnitude of the construction required for this new Terminal 2, we may experience logistical issues and/or be subject to further increases in passenger taxes and airport charges related to the financing of the construction.

In addition, the hub-and-spoke structure of our operations is particularly dependent on the on-time arrival of tightly coordinated groupings of flights (or banks) to ensure that passengers can make timely connections to continuing flights. Like other airlines, we are subject to delays caused by factors beyond our control, including air traffic congestion at airports, adverse weather conditions, power outages and increased security measures. Delays affect passengers, reduce aircraft utilization and increase costs, all of which in turn negatively affect our profitability. In addition, at its current utilization level, Tocumen International Airport has limited fuel storage capacity. In the event there is a disruption in the transport of fuel to the airport, we may be forced to suspend flights, or do tankering, until fuel levels are reestablished. A significant interruption or disruption in service or fuel at Tocumen International Airport could have a serious impact on our business, financial condition and operating results. Nevertheless, new fuel storage capacity, consisting of three 1 million-gallon tanks, were added to existing storage capacity during 2019. This addition resulted in an increase of airport fuel storage capacity from 1.5 million to 4.5 million gallons, which represents approximately seven days of fuel availability at current consumption levels.

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

We must pay fees to airport operators for the use of their facilities. Any additional fees or substantial increase in current airport charges, including at Tocumen International Airport, could have a material adverse impact on our results of operations. Passenger taxes and airport charges have increased in recent years, sometimes substantially. Certain important airports that we use may be privatized in the near future, which is likely to result in significant cost increases to the airlines that use these airports. We cannot ensure that the airports used by us will not impose, or further increase, passenger taxes and airport charges in the future, and any such increases could have an adverse effect on our financial condition and results of operations.

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

The airline business is characterized by high leverage. We have significant fixed expenditures in connection with our operating leases and facility rental costs, and a significant portion of our property and equipment is pledged to secure indebtedness. For the year ended December 31, 2019, our finance cost totaled $57.4 million. At December 31, 2019, approximately 69.4% of our total indebtedness bore interest at fixed rates and the remainder was determined with reference to LIBOR. Most of our aircraft lease obligations bear interest at fixed rates.

As of December 31, 2019, the Company had one purchase contract with Boeing which entails 65 firm orders of Boeing 737 MAX aircraft, agreed to be delivered between 2020 and 2025. The aircraft under this contract have an approximate value of $3.1 billion based on contractual obligations net of discounts and pre-delivery payments, including estimated amounts for contractual price escalation. We will require substantial capital from external sources to meet our future financial commitments. In addition, the acquisition and financing of these aircraft will likely result in a substantial increase in our leverage and fixed financing costs. A high degree of leverage and fixed payment obligations could:

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

Discontinuation, reform or replacement of LIBOR, or uncertainty related to the potential for any of the foregoing, may adversely affect us.

On July 27, 2017, the Financial Conduct Authority (the authority that regulates LIBOR) announced that it intends to stop compelling banks to submit rates for the calculation of LIBOR after 2021. It is unclear whether new methods of calculating LIBOR will be established such that it continues to exist after 2021. The U.S. Federal Reserve, in conjunction with the Alternative Reference Rates Committee, is considering replacing U.S. dollar LIBOR with a newly created index, calculated based on repurchase agreements backed by treasury securities. It is not possible to predict the effect of these changes, other reforms or the establishment of alternative reference rates in the United Kingdom, the United States or elsewhere.

If we fail to successfully operate new aircraft, in particular our new Boeing 737 MAX aircraft, our business could be harmed.

We fly and rely on Boeing and Embraer aircraft. As of December 31, 2019 we operated a fleet of 88 Boeing aircraft and 14 Embraer 190 aircraft. In 2020, we expect to take delivery of ten additional Boeing 737 MAX 9 aircraft.

In the future we expect to continue incorporating new aircraft into our fleet. This is based on a variety of factors, including the implementation of our growth strategy. Acquisition of new aircraft involves a variety of risks relating to their ability to be successfully placed into service including:

•	manufacturer’s delays in meeting the agreed upon aircraft delivery schedule;

•	difficulties in obtaining financing on acceptable terms to complete our purchase of all of the aircraft we have committed to purchase; and

•	the inability of new aircraft and their components to comply with agreed upon specifications and performance standards.

In addition, we cannot predict the reliability of our new fleet as the aircraft matures. In particular, we cannot predict the reliability of the Boeing 737 MAX aircraft, powered by, Leap 1B engines, from CFM International, which first entered commercial service in May 2017. The LEAP engine was developed by Safran Aircraft Engines and GE through their joint company, CFM International, to power the next generation of single-aisle commercial jets. The LEAP-1B has been selected by Boeing as the exclusive power plant for the new 737 MAX single-aisle jetliner.

Following the Ethiopian Airlines accident involving a Boeing 737 MAX 8 aircraft on March 10, 2019, we suspended operations of our 6 Boeing 737 MAX 9 aircraft, after authorities in Panama and other countries grounded the 737 MAX fleet worldwide, during the investigation into the cause of the accident. We partially covered our operation, with other aircraft in our fleet, with significant cancellations and delays. Authorities in Panama and other countries in which we operate would lift the grounding after completing satisfactory testing and investigation. While we currently expect to resume operations of our Boeing 737 MAX fleet by the second half of 2020 after implementing regulatory requirements and determining that the fleet is safe for operation, further delays are possible. Boeing has announced that it will compensate all airlines impacted by the worldwide suspension of the Boeing MAX fleet operations. However, this compensation will only cover financial impact caused by the suspension of Boeing MAX operations. We cannot estimate any reputational and commercial impact that we may have suffered due the grounding of Boeing MAX aircraft. Any technical issues with our aircraft would increase our maintenance expenses and could cause flight cancellations and other disruptions in our services.

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

For example, as a result of the Company’s continuing fleet optimization and efficiency efforts, in December 2018 the Company signed an aircraft sale and purchase agreement with Azorra Aviation for the sale of five Embraer 190 aircraft in 2019. In connection with the transaction, we recognized an impairment charge in respect of our entire Embraer 190 fleet and related spare parts. This impairment generated a non-cash loss of $188.6 million, which was recorded in the fourth quarter of 2018. During 2019, we announced our intention to accelerate the exit of our entire Embraer 190 fleet by selling the remaining 14 aircraft by 2020. This anticipated exit resulted in a non-cash loss of $89.3 million related to the remaining aircraft as well as General Electric CF34 spare engines, and our Embraer 190 spare parts inventory.

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

However, it is difficult or impossible to defend against every risk being posed by changing technologies as well as acts of cyber-crime. Increasing sophistication of cyber criminals and terrorists make keeping up with new threats difficult and controls employed by our information technology department and cloud vendors could prove inadequate. As a result, we cannot be certain that we will not be the target of attacks on our networks and intrusions into our data, particularly given continuous advances in the technical capabilities of potential attackers, and increased financial and political motivations to carry out cyber-attacks on physical systems, gain unauthorized access to information, and make information unavailable for use through, for example, ransomware or denial-of-service attacks, and otherwise exploit new and existing vulnerabilities in our infrastructure. The risk of a data security incident or disruption, particularly through cyber-attack or cyber intrusion, including by computer hackers, foreign governments, criminal organizations and cyber terrorists, has increased as the number, intensity and sophistication of attempted attacks and intrusions from around the world have increased.

Furthermore, in response to data security threats and to data privacy concerns, there has been heightened legislative and regulatory focus on attacks on critical infrastructures, including those in the transportation sector, and on data security and privacy in Panama, Brazil, the United States and other countries where we operate, including requirements for varying levels of data usage consent and data subject notification in the event of a data security incident.

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

The Company has agreements with financial institutions that process customer credit card transactions for the sale of air travel and other services. Under certain of the Company’s credit card processing agreements, the financial institutions in certain circumstances have the right to require that the Company maintain a reserve equal to a portion of advance ticket sales that has been processed by that financial institution, but for which the Company has not yet provided the air transportation. Such financial institutions may require additional cash or other collateral reserves to be established or additional withholding of payments related to receivables collected if the Company does not maintain certain minimum levels of unrestricted cash, cash equivalents and short-term investments (collectively, “Unrestricted Liquidity”). The Company follows a policy of giving passengers credit to be redeemed in future dates instead of providing refunds which helps maintain healthy levels of unrestricted Liquidity.

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

Our reputation and financial results could be harmed in the event of an accident or incident involving our aircraft or the type of aircraft that we operate.

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

Moreover, any aircraft accident or incident, even if fully insured, could cause the public to perceive us as less safe or reliable than other airlines, which could harm our business and results of operations. The Copa brand name and our corporate reputation are important and valuable assets. Adverse publicity (whether or not justified) could tarnish our reputation and reduce the value of our brand. Adverse perceptions of the types of aircraft that we operate arising from safety concerns or other problems, whether real or perceived, or in the event of an accident involving those types of aircraft, could significantly harm our business as the public may avoid flying on our aircraft. See “—If we fail to successfully operate new aircraft, in particular our new Boeing 737 MAX aircraft, our business could be harmed.”

Fluctuations in foreign exchange rates could negatively affect our net income.

In 2019, approximately 67.3% of revenues and 81.3% of expenses were denominated in U.S. dollars (for 2018, US dollar-denominated expenses and revenues were 55.3% and 44.7%, respectively). A significant part of our revenue is denominated in foreign currencies, including the Brazilian real, Colombian peso and Argentinian peso, which represented 8.7%, 8.3% and 4.8%, of our revenues in 2019, respectively (for 2018, Brazilian real, Colombian peso and Argentinian peso comprised 22.7%, 11.3% and 7.2% respectively). If any of these currencies decline in value against the U.S. dollar, our revenues, expressed in U.S. dollars, and our operating margin would be adversely affected. We may not be able to adjust our fares denominated in other currencies to offset any increases in U.S. dollar-denominated expenses, increases in interest expense or exchange losses on fixed obligations or indebtedness denominated in foreign currency.

We are also exposed to exchange rate losses, as well as gains, due to the fluctuation in the value of local currencies against the U.S. dollar during the period of time between the times we are paid in local currencies and the time we are able to repatriate the revenues in U.S. dollars. Typically, this process takes between one and two weeks in most countries to which we fly.

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

Effective from January 1, 2019, we were required to adopt the new accounting standard IFRS 16 Leases (“IFRS 16”). As a result, the Company has changed its accounting policy for lease contracts. IFRS 16 supersedes IAS 17 Leases, IFRIC 4 Determining whether an arrangement contains a lease, SIC-15 operating leases-incentives, and SIC-27 Evaluating the substance of transactions involving the legal form of a lease. The standard sets out the principles for the recognition, measurement, presentation and disclosure of leases and requires lessees to recognize most leases on the statement of financial position.

The Company has adopted the standard using the full retrospective approach and has restated comparatives for the 2018 and 2017 reporting periods. The details of the changes in accounting policies and impacts are disclosed in note 5 to our annual consolidated financial statements.

Our maintenance costs will increase as our fleet ages.

The average age of our fleet was approximately 9.2 years as of December 31, 2019. Historically, we have incurred low levels of maintenance expenses relative to the size of our fleet because most of the parts on our aircraft are covered under multi-year warranties. As our fleet ages and these warranties expire and the time flown by each aircraft increases, our maintenance costs will increase, both on an absolute basis and as a percentage of our operating expenses.

If we enter into a prolonged dispute with any of our employees, many of whom are represented by unions, or if we are required to substantially increase the salaries or benefits of our employees, it may have an adverse impact on our operations and financial condition.

Approximately 61.8% of our 8,877 employees are unionized. There are currently five unions covering our employees based in Panama: the pilots’ union; the flight attendants’ union; the mechanics’ union; the passenger service agents’ union; and an industry union, which represents ground personnel, messengers, drivers, passenger service agents, counter agents and other non-executive administrative staff. Copa entered into collective bargaining agreements with the pilot’s union in July 2017, the industry union in December 2017, the mechanics’ union in June 2018 and the flight attendants’ union in October 2018. Collective bargaining agreements in Panama typically have four-year terms. In addition to unions in Panama, there are four unions covering employees in Colombia; in Brazil, all airline industry employees in the country are covered by the industry union agreements, and airport employees in Argentina are affiliated to an industry union (UPADEP).

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

In 2019, approximately 66.8% of our revenues were derived from tickets sold through third-party distribution channels, including those provided by conventional travel agents, online travel agents, or “OTAs,” or tour operators. We cannot assure that we will be able to maintain favorable relationships with these ticket sellers. Our revenues could be adversely impacted if travel agents or tour operators elect to favor other airlines or to disfavor us. Our relationship with travel agents and tour operators may be affected by:

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

If we have to lease or purchase aircraft from another supplier, including in connection with the recent Boeing 737 MAX aircraft grounding, we could lose the benefits we derive from our current fleet composition. We cannot ensure that any replacement aircraft would have the same operating advantages as the Boeing 737-700/800 Next Generation, Boeing 737-MAX 9 or Embraer 190 aircraft that would be replaced or that Copa could lease or purchase engines that would be as reliable and efficient as the CFM 56-7B, Leap 1B and GE CF34-10. We may also incur substantial transition costs, including costs associated with acquiring spare parts for different aircraft models, retraining our employees, replacing our manuals and adapting our facilities. Our operations could also be harmed by the failure or inability of Boeing, Embraer, CFM International or General Electric to provide sufficient parts or related support services on a timely basis.

Our business would be impacted if a design defect or mechanical problem with any of the types of aircraft, engines or components that we operate were discovered that would ground any of our aircraft while the defect or problem was being addressed, assuming it could be corrected at all. The use of our aircraft could be suspended or restricted by regulatory authorities in the event of any actual or perceived mechanical or design issues. Following the Ethiopian Airlines accident involving a Boeing 737 MAX 8 aircraft, we suspended operations of our six Boeing 737 MAX 9 aircraft, as regulatory authorities around the world grounded the aircraft. Our business would also be negatively impacted if the public began to avoid flying with us due to an adverse perception of the types of aircraft that we operate stemming from safety concerns or other problems, whether real or perceived, or in the event of an accident involving those types of aircraft or components.

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

Risks Relating to the Airline Industry

An outbreak of disease or similar public health threat, such as the coronavirus, could have a material adverse impact on the Company’s business, operating results and financial condition.

An outbreak of disease or similar public health threat, or fear of such an event, that affects travel demand or travel behavior could have a material adverse impact on the Company’s business, financial condition and operating results. In addition, outbreaks of disease could result in travel bans or restrictions, increased government restrictions and regulation, including quarantines of our personnel or an inability to access facilities or our aircraft, which could adversely affect our operations.

In December 2019, a novel strain of coronavirus (“COVID-19”) was reported in Wuhan, China. The virus has promulgated significantly outside China, and now exists in most of the world. As a result, The World Health Organization has declared COVID-19 a pandemic. In addition, on March 13 the U.S. government declared a state of emergency and took some important actions including enhanced screenings, quarantine requirements and travel restrictions to certain countries. Other countries have put in place similar measures.

As of the date of this report, the Company is experiencing decline in near-term demand as evidence by a significant reduction in forward sales over the next few months, with declines of as much as 50% as compared to forward sales during the same period the previous year. In March 2020 we temporarily suspended, for a maximum of 30 days, some flights to markets on Central America, South America and The Caribbean due to government travel restrictions as the result of the virus.

We have implemented certain initiatives, including cost savings, temporary capacity reductions, deferral of the company’s non-essential capital expenditures, and the drawing of $300 million from medium-term liquidity facilities. All of these actions are intended to mitigate the disruptions caused by the coronavirus.

The extent of the impact of the COVID-19 on the Company’s operational and financial performance will depend on future developments, including the duration, spread of the outbreak, related travel advisories, restrictions and the impact of the COVID-19 on overall demand for air travel, all of which are highly uncertain and cannot be predicted. If traffic on the Company’s routes were to remain at these levels for an extended period, and/or routes in other parts of the Company’s network begin to see significant declines in demand, our results of operations for 2020 would be materially adversely affected and we may have to take additional actions to preserve our long- term sustainability.

Our auditors have included a going concern emphasis paragraph in their opinion due to the significant drop in demand for air travel as a result of the effects of the COVID-19 global pandemic, and specifically the actions taken by governments, including the closing of the Panama City Airport, which are largely out of our control.

The Company’ consolidated financial statements have been presented on the basis that it is a going concern, which contemplates the realization of assets and satisfaction of liabilities in the ordinary course of business. However, because of the significant drop in worldwide demand for air travel caused by the COVID-19 global pandemic that has affected the entire aviation industry, and the significant travel restrictions that have been placed by numerous countries, including the decision by the government of the Republic of Panama to suspend all passenger flights for a period of one month effective on March 22, 2020, the Company’ independent registered public accounting firm, in their report on the Company’ consolidated financial statements for the year ended December 31, 2019, have expressed substantial doubt about the Company’ ability to continue as a going concern.

Following the suspension of its operations as a result of the government restrictions related to the COVID-19 global pandemic, the Company has implemented several measures to maintain robust liquidity levels, including the acceleration of collection of its accounts receivable through increased factoring, and the negotiation of longer payment terms with its main suppliers. As of March 15, 2020 the company had $1.0 billion in cash and equivalents, and approximately $300 million on currently available lines of credit. As of March 31, 2020 the company had drawn on $145 million of the $300 million available and ended the month of March 2020 with approximately $1.15 billion in cash and equivalents. To further bolster its cash and equivalents position the Company has the possibility of raising approximately $400 million in additional funds by refinancing its unencumbered aircraft, engines and aircraft spare parts, as well as by requesting advances from banks secured by its investments (including time deposits and fixed income instruments). In addition, the Company is reducing operational expenses and non-essential capital expenditure outflows. With these operating and financing measures it expects to decrease its monthly cash burn ratio to approximately $70 million per month for the remainder of 2020. The Company cannot guarantee that it will be successful in implementing these initiatives.

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

We compete with a number of other airlines that currently serve some of the routes on which we operate, including Avianca, American Airlines, Delta Air Lines, Aeromexico, and LATAM Group among others. Strategic alliances, bankruptcy restructurings and industry consolidations characterize the airline industry and tend to intensify competition. Several air carriers have merged and/or reorganized, including certain of our competitors, such as LAN-TAM, Avianca-Taca, American-US Airways, Delta-Northwest and, most recently, the strategic partnership between Delta Airlines and LATAM Group. As a result, they have benefited from lower operating costs and fare discounting in order to maintain cash flows and to enhance continued customer loyalty.

Traditional hub-and-spoke carriers in the United States and Europe continue to face substantial and increasing competitive pressure from LCCs offering discounted fares. The LCC business model appears to be gaining acceptance in the Latin American aviation industry. The LCCs’ operations are typically characterized by point-to-point route networks focusing on the highest demand city pairs, high aircraft utilization, single class service and fewer in-flight amenities. As a result, we may face new and substantial competition from

LCCs in the future, which could result in significant and lasting downward pressure on the fares we charge for flights on our routes. Current LCCs such as Volaris, Spirit, JetBlue, Interjet and Gol are adding pressure to our fares and are also exploring new competitive routes overflying our Hub. We also expect more competition from new entrants in the market such as JetSmart and FlyBondi. In December 2016, Copa’s subsidiary in Colombia, AeroRepública, launched Wingo, a low-cost business model to serve domestic destinations and some point-to-point international leisure markets, to improve Copa’s position within Colombia, and better compete with low unbundled prices from LCCs. Although we intend to compete vigorously and maintain our strong competitive position in the industry, Avianca, LATAM and Viva Air represent a significant portion of the domestic market in Colombia and have access to greater resources as a result of their larger size. Therefore, Copa faces stronger competition now than in recent years, and its prior results may not be indicative of its future performance.

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

Fuel costs constitute a significant portion of our total operating expenses, representing approximately 29.5% of operating expenses in 2019, 30.4% of operating expenses in 2018 and 27.5% in 2017. Jet fuel costs have been subject to wide fluctuations as a result of increases in demand, sudden disruptions in and other concerns about global supply, as well as market speculation. Both the cost and availability of fuel are subject to many economic, political, weather, environmental and other factors and events occurring throughout the world that we can neither control nor accurately predict, including international political and economic circumstances such as the political instability in major oil-exporting countries in Latin America, Africa and Asia. Any future fuel supply shortage (for example, as a result of production curtailments by the Organization of the Petroleum Exporting Countries, or “OPEC”, a disruption of oil imports, supply disruptions resulting from severe weather or natural disasters, the continued unrest in the Middle East or otherwise could result in higher fuel prices or further reductions in scheduled airline services). We cannot ensure that we would be able to offset any increases in the price of fuel by increasing our fares.

Furthermore, in October 2016, the International Maritime Organization (IMO) enacted a new regulation requiring sulphur content in marine fuels to be reduced from 3.5% to 0.5%. Considering that the implementation date for this regulation is January 1, 2020, airlines could be directly affected as refiner efforts to produce this new bunker product is expected to increase the price of jet fuel.

As of December 31, 2019, the Company was not a party to any outstanding fuel hedge contracts, and has adopted a new strategy of remaining unhedged, while regularly reviewing its policies based on market conditions and others factors.    For 2020, although we have not hedged any part of our anticipated fuel needs, we continue to evaluate various hedging strategies and may enter into additional hedging agreements in the future, as any substantial and prolonged increase in the price of jet fuel will likely materially and negatively affect our business, financial condition and results of operation.

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

For example, the ICAO has issued the first edition of the Carbon Offsetting and Reduction Scheme for International Aviation (“CORSIA”) to address the increase in total CO2 emissions from international aviation. As Colombia and Panama are member states of ICAO, the Civil Aviation Authorities (“CAAs”) of Panama and Colombia are developing new regulations to implement CORSIA. They expect to make these regulations public in 2020. Under CORSIA, airplane operators must annually report the fuel consumption of their international commercial operations and the corresponding CO2 emissions (domestic operations are excluded from these requirements). The first report must be presented no later than May 2020. Copa Airlines and AeroRepública have already presented to their CAAs the Emission Monitoring Plan (“EMP”) required by CORSIA.

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

Copa Colombia’s results of operations are highly sensitive to macroeconomic and political conditions prevailing in Colombia. Although the state of affairs in Colombia has been steadily improving since 2002, the Colombian economy’s growth slowed during 2017. Any political unrest and instability in Colombia could adversely affect Copa Colombia’s financial condition and results of operations.

According to International Monetary Fund estimates, during 2020 the Panamanian and Colombian economies are expected to grow by 5.5% and 3.6%, respectively, as measured by their GDP at constant prices. However, if either economy experiences a sustained recession, or significant political disruptions, our business, financial condition or results of operations could be materially and negatively affected.

Any increase in the taxes we or our shareholders pay in Panama or the other countries where we do business could adversely affect our financial performance and results of operations.

We cannot ensure that our current tax rates will not increase. Our income tax expenses were $46.4 million, $34.5 million and $49.3 million in the years ended December 31, 2019, 2018 and 2017, respectively, which represented an effective income tax rate of 15.8%, 28.1% and 12.0%, respectively. We are subject to local tax regulations in each of the jurisdictions where we operate, the great majority of which are related to the taxation of income. In some of the countries to which we fly, we are not subject to pay income taxes, either because those countries do not have income tax or because of treaties or other arrangements those countries have with Panama. In the remaining countries, we pay income tax at rates ranging from 22% to 34% of income.

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

The Panamanian tax code for the airline industry states that tax is based on net income earned for passenger and cargo traffic with an origin or final destination in the Republic of Panama. The applicable tax rate is currently 25%. Dividends from our Panamanian subsidiaries, including Copa, are separately subject to a 10% percent withholding tax on the portion attributable to Panamanian-sourced income and a 5% withholding tax on the portion attributable to foreign-sourced income. Additionally, a 7% value added tax is levied on tickets issued in Panama for travel commencing in Panama and going abroad, irrespective of where such tickets were ordered. If such taxes were to increase, our financial performance and results of operations could be materially and adversely affected. In February 2020, the Company received two notifications from the tax authority in Panama related to a tax audit process that began in 2019. The notifications include adjustments to the reported dividend tax for the years 2012 to 2016 and income tax 2016. The Company has filed and administrative appeal which is the first legal stage under Panamanian laws. The Company, along with its tax advisors, has concluded that it is not probable that an outflow of resources embodying economic benefits will be required to settle these notices. According to Panamanian laws, the statute of limitations is 3 and 15 years for income tax and dividend tax, respectively. If after going through the appeal process our tax position does not prevail we could have to issue a significant disbursement to the tax authorities.

Political unrest and instability in Latin American countries in which we operate may adversely affect our business and the market price of our Class A shares.

While geographic diversity helps reduce our exposure to risks in any one country, we operate primarily within Latin America and are thus subject to a full range of risks associated with our operations in these regions. These risks may include unstable political or economic conditions, lack of well-established or reliable legal systems, exchange controls and other limits on our ability to repatriate earnings and changeable legal and regulatory requirements. In Venezuela, for example, we and other airlines and foreign companies may only repatriate cash through specific governmental programs, which may effectively preclude us from repatriating cash for periods of time. In addition, Venezuela has experienced difficult political conditions and declines in the rate of economic growth in recent periods as well as governmental actions that have adversely impacted businesses that operate there. For the year ended December 31, 2019, revenue from the Company’s flights to Venezuela, including connecting traffic, represented about 6.3% of consolidated revenues and direct flights between Panama and Venezuela. Inflation, any decline in GDP or other future economic, social and political developments in Latin America may adversely affect our financial condition or results of operations.

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

CIASA owns all of our Class B shares, and those Class B shares will be converted into Class A shares if they are sold to non-Panamanian investors. In connection with our initial public offering in December 2005, Continental and CIASA reduced their ownership of our total capital stock from 49.0% to approximately 27.3% and from 51.0% to approximately 25.1%, respectively. In a follow-on offering in June 2006, Continental further reduced its ownership of our total capital stock from 27.3% to 10.0%. In May 2008, we and CIASA released Continental from its standstill obligations and they sold down their remaining shares in the public market. CIASA holds registration rights with respect to a significant portion of its shares pursuant to a registration rights agreement entered into in connection with our initial public offering. In March 2010, CIASA converted a portion of its Class B shares into 1.6 million non-voting Class A shares and sold such Class A shares in an SEC-registered public offering. In the event CIASA seeks to reduce its ownership below 10% of our total share capital, our independent directors may decide to issue special voting shares solely to Panamanian nationals to maintain the ownership requirements mandated by the Panamanian Aviation Act. As a result, the market price of our Class A shares could drop significantly if CIASA further reduces its investment in us, other significant holders of our shares sell a significant number of shares or if the market perceives that CIASA or other significant holders intend to sell their shares. As of December 31, 2019 CIASA owned 25.9% of Copa Holdings’ total capital stock.

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

Our Class A shares are listed on the NYSE. During the three months ended December 31, 2019, the average daily trading volume for our Class A shares as reported by the NYSE was approximately 272,642 shares. Active, liquid trading markets generally result in lower price volatility and more efficient execution of buy and sell orders for our investors. The liquidity of a securities market is often affected by the volume of shares publicly held by unrelated parties. We cannot predict whether an active liquid public trading market for our Class A shares will be sustained.

Our operations in Cuba may adversely affect the market price of our Class A shares

We currently offer passenger, cargo and mail transportation services to and from Cuba. For the year ended December 31, 2019, our transported passengers to and from Cuba represented approximately 4.8% of our total passengers. Our operating revenues from Cuban operations during the year ended December 31, 2019 represented approximately 2.0% of our total consolidated operating revenues for such year. Our assets located in Cuba are not significant.

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

On May 6, 1998, Copa Holdings, S.A., the holding company for Copa and related companies was incorporated as a sociedad anónima under the laws of Panama to facilitate the sale by CIASA of a 49% stake in Copa Holdings to Continental. In connection with Continental’s investment, we entered into an extensive alliance agreement with Continental providing for code-sharing, joint marketing, technical exchanges and other cooperative initiatives between the airlines. At the time of our initial public offering in December 2005, Continental reduced its ownership of our total capital stock from 49% to approximately 27.3%. In a follow-on offering in June 2006, Continental further reduced its ownership of our total capital stock from 27.3% to 10.0%. In May 2008, Continental sold its remaining shares in the public market. In March 2010, CIASA sold 4.2% of its interest and as of December 31, 2019 held 25.9% of our total capital stock.

Since 1998, we have grown and modernized our fleet while improving customer service and reliability. Copa has expanded its operational fleet from 13 aircraft to 102 aircraft at December 31, 2019. In 1999, we received our first Boeing 737-700s, in 2003 we received our first Boeing 737-800, and in 2005 we received our first Embraer 190. In the first quarter of 2005, we completed our fleet renovation program and discontinued the use of our last Boeing 737-200. Since 2005, we have expanded from 24 destinations in 18 countries to 80 destinations in 33 countries. We plan to continue our expansion, which includes increasing our fleet, over the next several years. In 2018, we took delivery of our first four Boeing 737 MAX 9 aircraft.

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

In addition, on November 30, 2018, we disclosed that we have entered into a three-way joint business agreement (“JBA”) with UAL and Avianca that is intended to cover our combined network between the United States and Latin America (except Brazil). We, UAL and Avianca intend to apply for regulatory approval of the JBA and an accompanying grant of antitrust immunity from the U.S. Department of Transportation and other relevant agencies. However, with the recently coronavirus (COVID-19) outbreak, we can provide no assurances of the approvals and subsequence implementation of the JBA.

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

Capital Expenditures

During 2019, our capital expenditures were $131.8 million, which consisted of advance payments on aircraft purchase contracts and acquisition of property and equipment, offset by reimbursement of advance payments on aircraft purchase contracts. During 2018, our capital expenditures were $183.1 million, which consisted primarily of advance payments on aircraft purchase contracts, offset by reimbursement of advance payments on aircraft purchase contracts. During 2017, our capital expenditures were $272.4 million, which consisted primarily of the acquisition of property and equipment, offset by reimbursement of advance payments on aircraft purchase contracts.

B. Business Overview

We are a leading Latin American provider of airline passenger and cargo service through our two principal operating subsidiaries, Copa Airlines and Copa Colombia. Copa Airlines operates from its strategically-located position in the Republic of Panama, and Copa Colombia flies from Colombia to Copa Airlines Hub of the Americas in Panama, and operates a low-cost business model within Colombia and various cities in the region. As of December 31, 2019 we operate a fleet of 102 aircraft, 82 Boeing 737-Next Generation aircraft, 14 Embraer 190 aircraft and six Boeing 737 MAX 9 aircraft to meet our growing capacity requirements. The Company had one purchase contract with Boeing which entails 65 firm orders of Boeing 737 MAX aircraft, agreed to be delivered between 2020 and 2025.

Copa currently offers approximately 361 daily scheduled flights among 80 destinations in 33 countries in North, Central and South America and the Caribbean from its Panama City hub. Copa provides passengers with access to flights to more than 200 other destinations through code-share arrangements with UAL and other airlines pursuant to which each airline places its name and flight designation code on the other’s flights. Through its Panama City hub, Copa is able to consolidate passenger traffic from multiple points to serve each destination effectively.

Copa has a strategic alliance with United Airlines, or “UAL” or “United,” that encompass joint marketing strategies and code-sharing arrangements, among other things. In addition, Copa has entered into a three-way JBA with UAL and Avianca that is intended to cover our combined network between the United States and Latin America (except Brazil). Copa has been a member of Star Alliance since June 2012.

Since January 2001, we have grown significantly and have established a track record of consistent profitability. Our total operating revenues increased from $0.3 billion in 2001 to $2.7 billion in 2019 while our operating income also increased from $25.0 million to $346.2 million over the same period.

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

•

We focus on keeping our operating costs low. In recent years, our low operating costs and efficiency have contributed significantly to our profitability. Our operating CASM, excluding costs for fuel was 6.63¢ in 2019, 6.79¢ in 2018, 6.31¢ in 2017, 6.48¢ in 2016 and 6.45¢ in 2015. We believe that our cost per available seat mile reflects our modern fleet, efficient operations and the competitive cost of labor in Panama.

•

We operate a modern fleet. Our fleet consists of Boeing 737-MAX, Boeing 737 -Next Generation and Embraer 190 aircraft equipped with winglets and other modern cost-saving and safety features. Over the next several years, we intend to enhance our modern fleet through the addition of 65 Boeing 737 MAX aircraft to be delivered between 2020 and 2025. We believe that our modern fleet contributes to our on-time performance and high completion factor (percentage of scheduled flights not cancelled).

•

We believe Copa has a strong brand and a reputation for quality service. We believe that the Copa brand is associated with value to passengers, providing world-class service and competitive pricing. For the year ended December 31, 2019, Copa’s statistic for on-time performance, according to DOT standard methodology of arrivals within 14 minutes of scheduled arrival time, was and its completion factor was 99.8%. We believe our focus on customer service has helped to build passenger loyalty. In addition, the excellent response to our new loyalty program, ConnectMiles, demonstrates the strong affinity Copa customers have for the brand. During 2019, we were recognized by OAG as the second most on-time airline in the world, and by Flight Stats, for the seventh consecutive year as the most on-time airline in Latin America.

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

•

Emphasize superior service and value to our customers. We intend to continue to focus on satisfying our customers and earning their loyalty by providing a combination of superior service and competitive fares. We believe that continuing our operational success in keeping flights on time, reducing mishandled luggage and offering convenient schedules to attractive destinations will be essential to achieving this goal. In January 2020, we were recognized by OAG as the second most on-time airline in the world and the most on-time airline in Latin America. We intend to continue to incentivize our employees to improve or maintain operating and service metrics relating to our customers’ satisfaction by continuing our profit sharing plan and employee recognition programs. We will continue to reward our customer loyalty with, ConnectMiles awards, upgrades and access to our Copa Club lounges.

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

According to data from the International Air Transport Association, or “IATA”, Latin America comprised approximately 6.9% of international worldwide passengers flown in 2018 or 302 million passengers.

The Central American aviation market is dominated by international traffic. According to data from IATA, international revenue passenger kilometers, or “RPKs”, are concentrated between North America and Central America. This segment represented 75% of international RPKs flown to and from Central America in 2018, compared to 17.9% RPKs flown between Central America and South America and 6.7% for RPKs flown between Central American countries. Total RPKs flown on international flights to and from Central America increased 7.1%, and load factors on international flights to and from Central America were 84% on average.

The chart below details passenger traffic between regions in 2018:

			2018 IATA Traffic Results
	Passenger Kms Flown		Available Seat Kms		Passenger Load Factor
	(Millions)	Change (%)	(Millions)	Change (%)	Load Factor	Change (%)
North America - Central America / Caribbean	151,067	4.4	184,490	4.0	81.9%	0.3 p.p.
North America - South America	120,118	4.6	145,210	5.6	82.7%	0.3 p.p.
Within South America	41,401	0.6	51,690	2.0	80.1%	-1.1 p.p.
Central America/Caribbean - South America	35,785	7.1	43,598	8.0	82.1%	-0.7 p.p.
Within Central America	13,372	5.5	17,291	3.9	77.3%	1.2 p.p.

Panama serves as a hub for connecting passenger traffic between major markets in North, South, and Central America and the Caribbean. Accordingly, passenger traffic to and from Panama is significantly influenced by economic growth in surrounding regions. Major passenger traffic markets in North, South and Central America experienced growth in their GDP in 2019. Preliminary figures indicate that real GDP increased by 4.3% in Panama and by 3.4% in Colombia, according to data of the World Economic and Financial Survey conducted by the International Monetary Fund or “IMF”.

	GDP (in US$ billions)		GDP per Capita
	2019	2019	2019
	Current Prices	Real GDP	Current Prices
	(US$)	(% Growth)	(US$)
Argentina	445	(3.1)	9,888
Brazil	1,847	0.9	8,797
Chile	294	2.5	15,399
Colombia	328	3.4	6,508
Mexico	1,274	0.4	10,118
Panama	69	4.3	16,245
USA	21,439	2.4	65,112

Source: International Monetary Fund, World Economic Outlook Database, October 2019

Panama has benefited from a stable economy with moderate inflation and steady GDP growth. According to IMF estimates, from 2013 to 2019, Panama’s real GDP grew at an average annual rate of 5.1%, while inflation averaged 1.3% per year. The IMF currently estimates Panama’s population to be approximately 4.2 million in 2019, with the majority of the population concentrated in Panama City, where our hub at Tocumen International Airport is located. We believe the combination of a stable, service-oriented economy and steady population growth has helped drive our domestic origin and destination passenger traffic.

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

Colombia is the third largest country in Latin America in terms of population, with a population of approximately 50.4 million in 2019 according to the IMF, and has a land area of approximately 440,000 square miles. Colombia’s GDP is estimated to be $327.9 billion for 2019, and per capita income was approximately $6.5 thousand (current prices) according to the IMF. Colombia’s geography is marked by the Andean mountains and an inadequate road and rail infrastructure, making air travel a convenient and attractive transportation alternative. Colombia shares a border with Panama, and for historic, cultural and business reasons it represents a significant market for many Panamanian businesses.

Route Network and Schedules

As of December 31, 2019, Copa provided regularly-scheduled flights to 80 cities in North, Central and South America and the Caribbean. The majority of Copa flights operate through our hub in Panama City which allows us to transport passengers and cargo among a large number of destinations with service that is more frequent than if each route were served directly.

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

As a part of our strategic relationship with UAL, Copa provides flights through code-sharing arrangements to over 200 other destinations. In addition to code-shares provided with our Star Alliance partners, Copa also has code-sharing arrangements in place with several other carriers, including Air France, KLM, Iberia, Air Europa, Emirates, Gol, Azul, Tame, Cubana and Aeromexico.

In addition to increasing the frequencies to destinations we already serve, Copa’s business strategy is also focused on adding new destinations across Latin America, the Caribbean and North America in order to increase the attractiveness of our Hub of the Americas at Tocumen International Airport for intra-American traffic. We currently plan to introduce new destinations and to increase frequencies to many of the destinations that Copa currently serves. Our fleet allows us to improve our service by increasing frequencies and service to new destinations with the right-sized aircraft.

In December 2016, we launched a low-cost business model, Wingo, to diversify our offerings and to better compete with other low-cost carriers in the markets. Wingo serves domestic flights in Colombia and some international cities to and from Colombia. We also expect to incorporate a new Wingo operator, La Nueva Aerolínea S.A., which will be based in Panama and will initially operate one 737-800 from the Panama Pacífico International Airport outside of Panama City.

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

Revenue by Region

The following table shows our revenue generated in each of our major operating regions.

	Year Ended December 31,
Region	2019	2018	2017	2016	2015
North America (1)	32.0%	31.2%	29.6%	28.8%	24.8%
South America	36.4%	40.6%	42.2%	42.2%	45.7%
Central America (2)	27.7%	24.5%	24.5%	23.1%	23.3%
Caribbean (3)	3.8%	3.7%	3.7%	5.9%	6.2%

(1)	Includes USA, Canada, Mexico
(2)	Includes Panama
(3)	Cuba, Dominican Republic, Haiti, Jamaica, Puerto Rico, Aruba, Curaçao, St. Maarten, Bahamas, Barbados, and Trinidad and Tobago

Airline Operations

Passenger Operations

Passenger revenue accounted for approximately $2,612.6 million in 2019, $2,587.4 million in 2018, and $2,444.3 million in 2017, representing 96.5%, 96.6%, and 96.9%, respectively, of Copa’s total revenues. Leisure traffic, which makes up close to half of Copa’s total traffic, tends to coincide with holidays, school vacations and cultural events and peaks in July and August, and again in December and January. Despite these seasonal variations, Copa’s overall traffic pattern is relatively stable due to the constant influx of business travelers. Approximately one third of Copa’s passengers regard Panama City as their destination or origination point, and most of the remaining passengers pass through Panama City in transit to other points on our route network.

Cargo Operations

In addition to our passenger service, we make efficient use of extra capacity in the belly of our aircraft by carrying cargo. Our cargo operations consist principally of freight service. Copa’s cargo business generated revenues of approximately $62.5 million in 2019, $62.5 million in 2018, and $55.3 million in 2017, representing 2.3%, 2.3%, and 2.2% respectively, of Copa’s operating revenues. We primarily move our cargo in the belly of our aircraft; however, we also wet-lease and charter freighter capacity when necessary to meet our cargo customers’ needs.

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

Relationship with UAL

In May 1998, Copa Airlines and Continental entered into a comprehensive alliance agreement to offer a more complete and seamless travel experience to passengers. The agreement encompasses a broad array of activities, including Copa’s participation in Continental’s frequent flyer programs and VIP lounges, as well as trademark agreements merged to permit joint marketing activities. Continental became a subsidiary of UAL after its merger with United Airlines in 2010, and UAL has recognized all benefits of our original alliance with Continental.

As a result of our alliance, we have benefited from Continental’s and UAL’s expertise and experience over the years. For example, prior to July 2015 when we launched our own frequent flyer program, ConnectMiles, we adopted Continental’s OnePass (now UAL’s MileagePlus) frequent flyer program and rolled out a co-branded joint product in most of Latin America, which enabled Copa to develop brand loyalty among travelers. The co-branding of the OnePass (now MileagePlus) loyalty program helped Copa to leverage the brand recognition that Continental already enjoyed across Latin America and has enabled Copa to compete more effectively against regional competitors such as Avianca and the Oneworld alliance represented by American Airlines and LATAM Airlines. We also have adopted several important information technology systems, such as the SHARES computer reservation system in an effort to maintain commonality with UAL.

Our alliance relationship with UAL enjoys a grant of antitrust immunity from the U.S. Department of Transportation, or “DOT”. The agreement expires in 2021, and is terminable by either airline in cases of, among other things, uncured material breaches of the alliance agreement, bankruptcy, termination of the services agreement for breach, termination of the frequent flyer participation agreement without entering into a successor agreement, certain competitive activities, certain changes of control of either of the parties and certain significant operational service failures.

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

Joint Business Agreement

In November 2018, Copa Airlines announced it has reached an agreement with UAL and Avianca for a JBA that, pending government approval, is expected to provide substantial benefits for customers, communities and the marketplace for air travel between the United States and 19 countries in Central and South America.

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

Once approved, the JBA will enable deep commercial and strategic cooperation that will apply exclusively in the itineraries between Latin America and the U.S. contemplated in the agreement, but each of the three airlines will remain independent companies. However, with the recently coronavirus (COVID-19) outbreak, we can provide no assurances of the approvals and subsequence implementation of the JBA.

Sales, Marketing and Distribution

Sales and Distribution. Approximately 65.7% of sales during 2019 were completed through travel agents, including OTAs and other airlines while approximately 34.3% were direct sales via our city ticket offices, or “CTOs”, call centers, airport counters or website. In recent years, travel agents’ base commissions have decreased significantly in most markets as more efficient back-end incentive programs have been implemented to reward selected travel agencies that exceed their sales targets.

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

Copa has a sales and marketing network consisting of 63 domestic and international ticket offices, including city ticket offices located in Panama and Colombia, in addition to the airports where we operate.

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

Copa competes with a number of other airlines that currently serve the routes on which we operate, including Avianca, American Airlines, Delta Airlines, Spirit, JetBlue, Azul, Aeromexico, Gol, Interjet, Volaris and LATAM, among others. In order to remain competitive, we must constantly react to changes in prices and services offered by our competitors.

The airline industry continues to experience increased consolidation and changes in international alliances, both of which have altered and will continue to alter the competitive landscape in the industry by resulting in the formation of airlines and alliances with increased financial resources, more extensive global networks and altered cost structures.

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

Aircraft

As of December 31, 2019, Copa operated a fleet consisting of 102 aircraft, including 14 Boeing 737-700 Next Generation aircraft, 68 Boeing 737-800 Next Generation aircraft and 14 Embraer 190 aircraft. Since March 2019, the six Copa’s Boeing 737 MAX 9 aircraft have been temporarily grounded as a function of the worldwide grounding of the 737 MAX fleet. As of December 31, 2019, Copa had firm orders to purchase 65 Boeing 737 MAX aircraft to be delivered between 2020 and 2025. In October 2018 Copa signed an aircraft sale and purchase agreement with Azorra Aviation for the sale of five Embraer 190 aircraft in 2019. During 2019, we announced our intention to accelerate the exit of our entire Embraer 190 fleet by selling the remaining 14 aircraft by 2020.

The current composition of the Copa fleet as of December 31, 2019 is fully described below:

	Average Term of Lease
	Number of Aircraft			Remaining	Average Age	Seating
	Total	Owned	Leased	(Years)	(Years)	Capacity
Boeing 737 MAX	6	6	0	—	1.1	166
Boeing 737-700	14	12	2	1.3	17.6	124
Boeing 737-800	68	41	27	2.9	7.4	154/160/186
Embraer 190	14	14	0	—	12.7	94

Total	102	73	29	2.8	9.2	—

The table below describes the expected size of our fleet at the end of each year set forth below, assuming delivery of all aircraft for which we currently have firm orders but not taking into account any aircraft for which we have purchase rights and options:

Aircraft Type	2020	2021	2022	2023	2024
737-700(1)	14	14	13	14	14
737-800	68	64	59	50	42
737-MAX(2)	16	29	41	53	63
Embraer 190(3)	9	0	0	0	0

Total Fleet	107	107	113	117	119

(1)	Assumes the return of leased aircraft upon expiration of lease contracts.
(2)

We have the flexibility to choose between the different members of the 737 MAX family. The delivery schedule above reflects contractual commitments; although, the timing of future deliveries is uncertain due to the mandatory grounding of Boeing 737 MAX 9 aircraft.

(3)	Assumes the sale of the remainder of our Embraer 190 fleet.

The Boeing 737 aircraft currently in our fleet are fuel-efficient and suit our operations well for the following reasons:

•	They have simplified maintenance procedures.

•	They require just one type of standardized training for our crews.

•	They have one of the lowest operating costs in their class.

Our focus on profitable operations means that we periodically review our fleet composition. As a result, our fleet composition changes over time when we conclude that adding other types of aircraft will help us achieve this goal. Following our growth strategy, we placed an order for 71 Boeing 737 MAX aircraft, six of which were delivered between 2018 and 2019. The 737 MAX will provide additional benefits to the current fleet such as fuel efficiency, longer range and additional capacity compared to the current Copa seat configuration. Following the Ethiopian Airlines accident involving a Boeing 737 MAX 8 aircraft, we suspended operations of our six Boeing 737 MAX 9 aircraft as regulatory authorities around the world grounded the aircraft.

Through several special purpose vehicles, we currently have beneficial ownership of 73 of our aircraft, including 14 Embraer 190s. In addition, we lease two of our Boeing 737-700s and 27 of our Boeing 737-800s under long-term operating lease agreements that have an average remaining term of 2.9 years. Leasing some of our aircraft provides us with flexibility to change our fleet composition if we consider it to be in our best interests to do so. We make monthly rental payments, some of which are based on floating rates, but we are not required to make termination payments at the end of the lease. Currently, we do not have purchase options under any of our operating lease agreements. Under our operating lease agreements, we are required to make supplemental rent payments at the end of the lease that are calculated with reference to the aircraft’s maintenance schedule. In either case, we must return the aircraft in the agreed-upon condition at the end of the lease term. Title to the aircraft remains with the lessor. We are responsible for the maintenance, servicing, insurance, repair and overhaul of the aircraft during the term of the lease.

To better serve the growing number of business travelers, we offer a business class (Clase Ejecutiva) configuration in our fleet. Our business class service features upgraded meal service, special check-in desks, bonus mileage for full-fare business class passengers and access to VIP lounges. In each of our Boeing 737-700 aircraft, we offer 12 business class seats with 38-inch pitch. Our Boeing 737-800 aircraft currently have two different configurations, one with 16 business class seats with 38-inch pitch; and a second, with 49-inch pitch seats, which is currently being used in 36 of our 737-800s. In order to accommodate these seats, a row from economy class was removed, decreasing the total number of seats in those aircraft from 160 to 154. On our Embraer 190s, we offer a configuration with 10 business class seats in a three abreast configuration with 38-inch pitch. The Boeing 737 MAX 9 aircraft feature 16 full lie-flat seats in business class (Dreams) and a total of 166 seats.

Also, within the Copa Holdings fleet, there are four 737-800s dedicated to the operations of Wingo. These aircraft are equipped with 186 economy class seats.

Each of our Boeing 737-Next Generation aircraft is powered by two CFM International Model CFM 56-7B engines. Each of our Embraer 190 aircraft is powered by two CF34-10 engines made by General Electric. Our Boeing 737 MAX 9 aircraft are powered by two CFM International Leap 1B engines. We currently have 14 spare engines for service replacements and for periodic rotation through our fleet.

Maintenance

The maintenance performed on our aircraft can be divided into two general categories: line and heavy maintenance. Line maintenance consists of routine, scheduled maintenance checks on our aircraft, including pre-flight, service visits, “A-checks” and any diagnostics and routine repairs. Copa’s line maintenance is performed by Copa’s own technicians at our main base in Panama and/or at the out stations by Copa Airlines and/or Copa Colombia employees or third-party contractors. Heavy maintenance consists of more complex inspections and overhauls, including “C-checks,” and servicing of the aircraft that cannot be accomplished during an overnight visit. Maintenance checks are performed intermittently as determined by the aircraft manufacturer through Copa Airlines AAC approved maintenance program. These checks are based on the number of hours, departures or calendar months flown. Historically we had contracted with certified outside maintenance providers, such as COOPESA. In October of 2010, Copa decided to begin performing a portion of the heavy maintenance work in-house. The hiring, training, facility and tooling setup, as well as enhancing certain support shops, were completed during a ten-month period. Ultimately, Copa acquired the required certifications by the local authorities to perform the first in-house C-Check in August 2011, followed by its second C-check in October of the same year. Today we are performing a continuous line of C-Checks in-house for the entire year, and on January 20, 2017 we held the ground-breaking of our new maintenance facility at Tocumen International Airport which allows us to perform up to three complete continuous lines of C-checks, as required. The new facility commenced operations in January 2019. In 2019, 33 heavy maintenance checks were successfully performed in-house. When possible, Copa attempts to schedule heavy maintenance during its lower-demand seasons in order to maximize productive use of its aircraft.

Copa has exclusive long-term contracts with GE Engines whereby they perform maintenance on all of our CFM-56 and CF-34 engines.

In October of 2014, Copa Airlines established its own maintenance technician training academy. Through this program, we recruit and train technicians through on-the-job training and formal classes. These future technicians stay in the program for four years total. After the first two years, each trainee receives their airframe license and becomes a mechanic. After the next two years, each trainee receives their power plant license and is released as a mechanic into our work force. Presently, we have 106 students in the program.

Copa Airlines and Copa Colombia employ, system-wide, around 740 maintenance professionals, who perform maintenance in accordance with maintenance programs that are established by the manufacturers and approved and certified by international aviation authorities. Every mechanic is trained in factory procedures and goes through our own rigorous in-house training program. Every mechanic is licensed by the AAC and approximately 34 of our mechanics are also licensed by the FAA. Our safety and maintenance procedures are reviewed and periodically audited by the AAC (Panama), UAEAC (Colombia), the FAA (United States), IATA (IOSA) and, to a lesser extent, every foreign country to which we fly. Copa Airlines’ maintenance facility at Tocumen International Airport has been certified by the FAA as an approved repair station, and once a year the FAA inspects this facility to validate and renew the certification. Copa’s aircraft are initially covered by warranties that have a term of four years, resulting in lower maintenance expenses during the period of coverage. All of Copa Airlines’ and Copa Colombia’s mechanics are trained to perform line maintenance on each of the Boeing 737-Next Generation, Boeing 737 MAX and Embraer 190 aircraft.

All of Copa Colombia’s maintenance and safety procedures are certified by the Aeronáutica Civil of Colombia and BVQi, the institute that issues International Organization for Standardization, or “ISO”, quality certificates. All of Copa Colombia’s maintenance personnel are licensed by the Aeronáutica Civil of Colombia. In December 2017, Copa Colombia received its IATA Operational Safety Audit, or “IOSA”, compliance certification, which will remain valid until December 2021.

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

•

Tocumen is the only airport in Central America with two operational runways. Also, unlike some other regional airports, consistent modernization and growth of our hub has kept pace with our needs. In 2012, Tocumen Airport completed Phase II of an expansion project of the existing terminal. In 2013, Tocumen awarded the bid for the construction of a new south terminal, with an additional 20 gates and eight remote positions. Currently, this second terminal is partially operating and is expected to operate at full capacity in 2020.

•

Panama’s central and sea level location provides a very efficient base to operate our narrow body fleet, efficiently serving short and long-haul destinations in Central, North and South America, as well as the Caribbean.

Tocumen International Airport is operated by an independent corporate entity established by the government, where stakeholders have a say in the operation and development of the airport. The law that created this entity also provided for a significant portion of revenues generated at Tocumen to be used for airport expansion and improvements. None of the airlines operating at Tocumen have any formal, written agreements with the airport management to govern access fees, landing rights or allocation of terminal gates. We rely upon our good working relationship with the airport’s management and the Panamanian government to ensure that we have access to the airport resources we need at prices that are reasonable.

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

Our Gold and higher PreferMember passengers have access to a Copa Club at the Tocumen International Airport in Panama. We also expect to inaugurate in 2020 a brand new Copa Club at the new Terminal 2 of Tocumen International Airport. This new lounge will have a capacity of approximately 420 passengers with an area of more than 20,000 square feet.

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

Aircraft Fuel Data	2019	2018	2017
Average price per gallon of jet fuel into plane (excluding hedge) (in U.S. dollars)	$2.16	$2.32	$1.85
Gallons consumed (in millions)	321.4	328.1	307.0
Available seat miles (in millions)	25,113	25,817	23,936
Gallons per ASM (in hundredths)	1.28	1.27	1.28

In 2019, the average price of West Texas Intermediate or “WTI” crude oil, a benchmark widely used for crude oil prices that is measured in barrels and quoted in U.S. dollars, decreased by 19.9% from $64.9 per barrel to $52.0 per barrel. In 2019, we did not hedge any of our fuel needs, and we have not hedged any part of our fuel needs for 2020. Although we have not added hedge positions since August of 2015, we continue to evaluate various hedging strategies and may enter into additional hedging agreements in the future, as any substantial and prolonged increase in the price of jet fuel will likely materially and negatively affect our business, financial condition and results of operation. In the past, we have managed to offset some of the increases in fuel prices with higher load factors, fuel surcharges and fare increases. In addition, our relatively young, winglet-equipped fleet also helps us mitigate the impact of higher fuel prices.

Tocumen International Airport has limited fuel storage capacity. In the event there is a disruption in the transport of fuel to the airport, we may be forced to suspend flights until the fuel tanks can be refueled. However, during 2019, new fuel storage capacity, consisting of three 1 million-gallon tanks, were added to existing storage capacity. This addition resulted in an increase of airport fuel storage capacity from 1.5 million to 4.5 million gallons, which represents approximately seven days of fuel availability at current consumption levels.

Insurance

We maintain passenger liability insurance in an amount consistent with industry practice, and we insure our aircraft against losses and damages on an “all risks” basis. We have obtained all insurance coverage required by the terms of our leases. We believe our insurance coverage is consistent with airline industry standards and appropriate to protect us from material losses in light of the activities we conduct. No assurance can be given, however, that the amount of insurance we carry will be sufficient to protect us from material losses. By leveraging the purchasing power of our alliance partner, UAL, we have been able to negotiate lower premiums than those we would get if we were to purchase a standalone Hull and Airline Liability Insurance policy.

Environmental

Our operations are covered by various local, national, and international environmental regulations. These regulations cover, among other things, gas emissions into the atmosphere, disposal of solid waste and aqueous effluents, aircraft noise, and other activities that result from the operation of aircraft and our aircraft comply with all environmental standards applicable to their operations as described in this annual report. Currently, we maintain an Environmental Management and Adequacy Program (“PAMA”), in all our facilities located in Panama, including our maintenance hangar and support facilities at the Tocumen International Airport, Administrative Offices in Costa del Este and Training Center in Clayton. This program was approved by the Panamanian National Environmental Authority (“MiAmbiente”), in 2013, and includes actions such as a recycling program, better use of natural resources and final disposition of the unfiltered water used for aircraft maintenance, among many others. Currently, the Copa Tocumen Airport’s PAMA final report is presented to MiAmbiente on an annual basis to monitor and report our environmental follow-up assessments. Copa Airlines is an active signatory company of the Global Compact of the United Nations with its local chapter of the Global Compact Network Panama, and have, thus, published our Communication on Progress (“COP”) since October 2001. This Global Compact agreement requires us to implement measures like maintaining a young fleet, incorporating new navigation technologies such as RNAV to reduce fuel consumption, installing latest generation winglets and scimitars in our planes to reduce fuel consumption and recycling, among many others.

Starting in 2019, Copa is reporting the fuel consumption burned during its annual flight operations and its gas emissions to the Panamanian Civil Aviation Authority. As a result, Copa is in line with the global aviation effort led by ICAO to implement the Carbon Offsetting and Reduction Scheme for International Aviation.

From January to December 2019 we collected a total of 307.71 tons of recycling materials in Panama’s Copa facilities, and strengthen the recycling culture of our employees and contractors. Because of our recycling program, we obtained a significant reduction of the waste sent to the landfill. During the same period, we recycled vehicle oil and aircraft fuel, for which we outsourced the collection of 11,542 gallons of hydrocarbons for use as alternative fuel for other industries, thus avoiding the contamination of natural resources. We also outsourced the collection of 378,375 gallons of oil and/or water from aircraft cleaning and painting operations, and also from vehicle maintenance process. The subsequent treatment of the collected water made it possible to recover 302,700 gallons of water which were then returned to nature. We have properly disposed of a total of 41,709 kilograms of chemical waste from Aircraft Maintenance operations. In comparison to 2018, in 2019 our environmental management reduced the generation of chemical waste and optimized the use of water during our operations.

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

Authorization and Certificates. Colombian law requires airlines providing commercial services in Colombia to hold an operation certificate issued by the Aeronáutica Civil, which is renewed every five years. Copa Colombia’s operation certificate was renewed in 2017.

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

Passenger Facility Charges. Most major U.S. airports impose passenger facility charges. The ability of airlines to contest increases in these charges is restricted by federal legislation, DOT regulations and judicial decisions. With certain exceptions, air carriers pass these charges on to passengers. However, our ability to pass through passenger facility charges to our customers is subject to various factors, including market conditions and competitive factors. Passenger facility charges are capped at $4.50 per flight segment with a maximum of two PFCs charged on a one-way trip or four PFCs on a round trip, for a maximum of $18 total, respectively.

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

Other Property

At Tocumen International Airport, we lease two maintenance hangars, operations offices in the terminal, counter space, parking spaces and other operational properties from the entity that manages the airport. We pay approximately $241,402 per month for this leased property. Around Panama City, we also lease various office spaces, parking spaces and other properties from a variety of lessors, for which we pay approximately $198,905 per month in the aggregate.

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

Item 4A. Unresolved Staff Comments

None.

Item 5. Operating and Financial Review and Prospects

A. Operating Results

You should read the following discussion in conjunction with our consolidated financial statements and the related notes and the other financial information included elsewhere in this annual report. Discussions of year-over-year comparisons between 2018 and 2017 that are not included in this Form 20-F can be found in Part I, Item 5, Operating and Financial Review and Prospects” of our Form 20-F for the fiscal year ended December 31, 2018.

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

Copa currently offers approximately 361 daily scheduled flights among 80 destinations in 33 countries in North, Central, South America and the Caribbean from its Panama City hub. Copa provides passengers with access to flights to more than 200 other destinations through code-share arrangements with our Star Alliance partners and other carriers including Air France, KLM, Iberia, Emirates, Gol, Azul, Tame, Cubana and Aeromexico. Through its Panama City hub, Copa Airlines is able to consolidate passenger traffic from multiple points to serve each destination effectively.

As of December 31, 2019, Copa Airlines and Copa Colombia operate a modern fleet of 88 Boeing 737 aircraft and 14 Embraer 190 aircraft. To meet growing capacity requirements, we have firm orders, including purchase and lease commitments. The Company had one purchase contract with Boeing which entails 65 firm orders of Boeing 737 MAX aircraft, agreed to be delivered between 2020 and 2025. However, the Boeing 737 MAX fleet is still grounded, and we have suspended operations of our six Boeing 737 MAX 9.

Factors Affecting Our Results of Operations

Fuel

In 2019, the average price of WTI crude oil, a benchmark widely used for crude oil prices that is measured in barrels and quoted in U.S. dollars, decreased by 19.9% from $64.9 per barrel to $52.0 per barrel. In 2019, we did not hedge any of our fuel needs. For 2020 although we have not hedged any part of our anticipated fuel needs, we continue to evaluate various hedging strategies and may enter into additional hedging agreements in the future, as any substantial and prolonged increase in the price of jet fuel will likely materially and negatively affect our business, financial condition and results of operation. In the past, we have managed to offset some of the increases in fuel prices with higher load factors, fuel surcharges and fare increases. In addition, our relatively young, winglet-equipped fleet also helps us mitigate the impact of higher fuel prices.

Regional Economic Environment

Our historical financial results have been, and we expect them to continue to be, materially affected by the general level of economic activity and growth of per capita disposable income in North, South and Central America and the Caribbean, which have a material impact on discretionary and leisure travel (drivers of our passenger revenue) and the volume of trade between countries in the region (the principal driver of our cargo revenue). As an example, passenger revenue totaled $2.6 billion in 2019, a 1.1% increase over passenger revenue of $2.6 billion in 2018 mainly driven by a 1.7% increase in passenger traffic compared to 2018. However, passenger average fare decreased 0.7% in 2019.

In Colombia, real GDP growth, at constant prices, was approximately 3.4% in 2019, which represented a faster growth rate than in 2018. Average inflation of consumer prices in Colombia rose approximately 3.6% in 2019, according to the IMF.

In previous years our yields in Venezuela were negatively impacted by exchange controls, along with high inflation and political uncertainty, which led us to restrict ticket sales for passengers paying in Venezuelan bolivars. Today, sales in Venezuela are very limited (0.1% of our total sales) and operational feasibility of Venezuela flights is closely monitored in order to deliver optimal profitability and avoid accumulations of Venezuelan bolivars. According to data from the IMF, Venezuela’s GDP contracted by 35% in 2019. Exact data regarding inflation rates in Venezuela varies significantly, depending on the source. In response to continued hyperinflation, the Venezuelan government introduced the Bolivar Soberano on August 20, 2018, replacing the Bolivar Fuerte at a rate of 1 to 100,000.

According to data from The Preliminary Overview of the Economies of Latin America and the Caribbean, an annual United Nations publication prepared by the Economic Development Division, the economy of Latin America (including the Caribbean) increased by 0.1% in 2019 and is estimated to increase by 1.3% in 2020. In recent years, the Panamanian economy has outpaced the economic growth of the United States and of Latin America as a whole. Preliminary figures for 2019 indicate that the Panamanian economy grew by 4.3% (versus 3.7% in 2018). Headline inflation in Panama (as indicated by the consumer price index) presented no significant change in 2019 compared to 2018. Additionally, the Colombian economy has experienced relatively stable growth. The Colombian gross domestic product grew by 3.4% in 2019 and is estimated to grow by 3.6% in 2020, while headline inflation (as indicated by the consumer price index) rose by 3.6% in 2019.

Revenues

We derive our revenues primarily from passenger transportation, which represented 96.5% of our revenues for the year ended December 31, 2019. In addition, 2.3%of our total revenues are derived from cargo and 1.2% from other activities.

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

We recognize cargo revenue when transportation is provided. Historically our other revenue consists primarily of commissions earned on tickets sold for flights on other airlines, special charges, non-air frequent flyer program revenue and services provided to other airlines.

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

The following table sets forth our capacity, load factor and yields for the periods indicated.

	2019	2018	2017	2016	2015
Capacity (in available seat miles, in millions)	25,113	25,817	23,936	22,004	21,675
Load factor	84.8%	83.4%	83.2%	80.4%	75.2%
Yield (in cents)	12.26	12.02	12.27	12.15	13.40

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

Fuel. The price we pay for aircraft fuel varies significantly from country to country primarily due to local taxes. While we purchase aircraft fuel at most of the airports to which we fly, we attempt to negotiate fueling contracts with companies that have a multinational presence in order to benefit from volume purchases. During 2019, as a result of the location of its hub, Copa purchased 57% of its aircraft fuel in Panama. Copa has 22 suppliers of aircraft fuel across its network. In some cases, we tanker fuel in order to minimize our cost, by fueling in airports where fuel prices are lowest. Our aircraft fuel expenses are variable and fluctuate based on global oil prices.

Aircraft Fuel Data	2019	2018	2017
Average price per gallon of jet fuel into plane (excluding hedge) (in U.S. dollars)	$2.16	$2.32	$1.85
Gallons consumed (in millions)	321.4	328.1	307.0
Available seat miles (in millions)	25,113	25,817	23,936
Gallons per ASM (in hundredths)	1.28	1.27	1.28

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

Sales and distribution. Our sales and distribution expenses are driven mainly by passenger revenues, indirect channel penetration performance, agreed commission rates, and from payments to global distribution systems “GDS”, such as Amadeus and Sabre. Our commission expenses consist primarily of payments for ticket sales made by travel agents and commissions paid to credit card companies, depending on the country. During the last few years we have reduced our commission expense per available seat mile as a result of an industry-wide trend of paying lower commissions to travel agencies and by increasing the proportion of our sales made through direct channels. We expect this trend to continue as more of our customers become accustomed to purchasing through our website at www.copaair.com, mobile app, and call centers. While increasing direct sales may increase the commissions we pay to credit card companies, we expect that the savings from the corresponding reduction in travel agency commissions will more than offset this increase. In recent years, base commissions paid to travel agents have decreased significantly. At the same time, we have encouraged travel agencies to move from standard base commissions to incentive compensation based on sales volume and fare types. In addition, the GDS or reservation systems tend to raise their rates periodically, but we expect that if we are successful in encouraging our customers to purchase tickets through our direct sales channels, these costs will decrease as a percentage of our operating costs. A portion of our reservations and sales expenses is also comprised of our licensing payments for the SHARES reservation and check-in management software we use, which is not expected to change significantly from period to period.

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

Depreciation, amortization and impairment. These expenses correspond primarily to the depreciation of aircraft owned by the company, engines, maintenance components, other related flight equipment and the depreciation of the right of use on leased assets.

Flight operations. These expenses are related to the charges that the countries which we overfly levy on our aircraft as overflight charges. These fees are generally related to the number of flights we operate.

Other operating and administrative expenses. Other expenses include cargo and courier expenses, overhead expenditures and miscellaneous expenses. Also includes the expense for contract services, variable lease payments, short term and low value leases.

Taxes

We pay taxes in the Republic of Panama and in other countries in which we operate, based on regulations in effect in each respective country. Our revenues come principally from foreign operations, and according to the Panamanian Fiscal Code income from these foreign operations are not subject to income tax in Panama.

The Panamanian Fiscal Code for the airline industry states that tax is based on net income earned for traffic whose origin or final destination is the Republic of Panama. The applicable tax rate is currently 25%. Dividends from our Panamanian subsidiaries, including Copa, are separately subject to a 10% percent withholding tax on the portion attributable to Panamanian sourced income and a 5% withholding tax on the portion attributable to foreign sourced income. Additionally, a 7% value added tax is levied on tickets issued in Panama for travel commencing in Panama and going abroad, irrespective of where such tickets were ordered. In February 2020, the Company received two notifications from the tax authority in Panama related to a tax audit process that began in 2019. The notifications include adjustments to the reported dividend tax for the years 2012 to 2016 and income tax 2016. The Company has filed an administrative appeal which is the first legal stage under Panamanian laws. The Company, along with its tax advisors, has concluded that it is not probable that an outflow of resources embodying economic benefits will be required to settle these notices. According to Panamanian laws, the statute of limitations is 3 and 15 years for income tax and dividend tax, respectively.

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

Our income tax expense totaled approximately $46.4 million in 2019, $34.5 million in 2018 and $49.3 million in 2017.

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

Our critical accounting policies and estimates are described below as those that are reflective of significant judgments and uncertainties and potentially result in materially different results under different assumptions and conditions. For a more extensive disclosure of these and other accounting policies, see notes 3 and 4 to our annual consolidated financial statements in Item 18 of this report.

Revenue recognition

Revenue is recognized when control of the goods or services is transferred to the customer at an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods or services. The consideration received or receivable is measured taking into account contractually defined terms of payment and excluding taxes or duties. The following specific recognition criteria must also be met before revenue is recognized:

Passenger tickets. Passenger revenue from tickets is recognized when transportation is provided rather than when a ticket is sold. The amount of passenger ticket sales, not yet recognized as revenue, is reflected under “Air traffic liability” in the consolidated statement of financial position. Refundable and nonrefundable tickets expire after one year from the date of issuance. The Company performs a monthly liability evaluation using its historical experience with refundable and nonrefundable expired tickets and other facts, and a provision is recognized for tickets that are expected not to be used. A year after the sales is made, actual ticket breakage is removed from “Air Traffic liability” and recognized as revenue, and the provision is reversed.

Estimating the expected expiration tickets requires management’s judgment, among other things, the historical data and experience is an indication of future customer behavior.

Frequent flyer program. The Company’s frequent flyer program objective, is to reward customer loyalty. Members in this program earn miles for travel on Copa Airlines, Star Alliance partners’ airlines and also by purchasing the goods and services of the Company network of non-airline partners and co-branded credit cards. The miles or points earned can be exchanged for flights on Copa or any of other Star Alliance partners’ airlines.

Passenger revenue includes flights redeemed under our frequent flyer program. When a passenger elects to receive Copa’s frequent flyer miles in connection with a flight, the Company recognizes a portion of the tickets sale as revenue when the air transportation is provided and recognizes a deferred liability (Frequent flyer deferred revenue) for the portion of the ticket sale representing the value of the related miles as a separate performance obligation. To determine the amount of revenue to be deferred, the Company estimates and allocates the fair value of the miles that were essentially sold along with the airfare, based on a weighted average ticket value, which incorporates the expected redemption of miles including factors such as redemption pattern, cabin class and geographic region.

A statistical model that estimates the percentages of points that will not be redeemed before expiration is used to estimate breakage. The breakage and the fair value of the miles are reviewed at least annually, and any adjustments are reflected on a prospective basis to passenger revenues.

The Company calculates the short and long-term portion of the frequent flyer deferred revenue, using a model that includes estimates based on the members’ redemption rates projected by management due to clients’ behavior.

Currently, when a member of another carrier frequent flyer program redeems miles on Copa Airlines or Copa Colombia flights, those carriers pay to the Company a per mile rate. The rates paid by them depend on the class of service, the flight length and the availability of the reward, and is included in passenger revenues.

Ancillaries revenues. Are primarily composed of services performed in conjunction with a passenger’s flight, including administrative fees (such as ticket change fees), baggage fees, and other ticket-related fees. These ancillary fees are part of the travel performance obligation and, as such, are recognized as passenger revenue when the travel occurs.

Cargo and mail revenue. Cargo and mail revenue are recognized when the Company provides and completes the shipping services as requested by the client and the risks on the merchandise and goods are transferred.

Other operating revenue. Other operating revenue includes revenue associated with the marketing component of the frequent flyer program. This revenue is comprised of the marketing component of mileage sales to co-branded card, other partners and other marketing related payments.

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

The remaining amounts included within other revenue is related to lease income, advertising and vacation-related services.

Accounting for property and equipment

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

The Company recognizes the depreciation on a straight-line basis, which for some aircraft components is akin to depreciation based on use, over the estimated useful life of the assets. Depreciation is recognized in the consolidated statement of profit or loss from the date the property, and equipment is installed and ready for use.

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

The costs of major maintenance events for leased aircraft are capitalized and depreciated over the shorter of the scheduled usage period to the next major inspection event or the remaining life of lease term (as appropriate) the remaining value of the previously capitalized maintenance or the right-of-use asset (“ROU”) component if any, is charged to expense upon completion of the subsequent maintenance event.

The residual values, useful life and methods of depreciation of property and equipment are reviewed at each financial year-end and adjusted prospectively, if appropriate.

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

We evaluate annually whether there is an indication that our property, plant and equipment may be impaired. Factors that would indicate potential impairment may include, but are not limited to technological obsolescence, significant decreases in the market value of long-lived asset(s), a significant change in physical condition or useful life of long-lived asset(s) and operating or cash flow losses associated with the use of long-lived asset(s). In November 2019, the Company announced its decision to accelerate the exit of its Embraer 190 fleet and is initiated an active program to locate a buyer to sell the remaining 14 aircraft, spare engines, spare parts and inventory by 2020. The decision responds to the continued deterioration of the Embraer 190 fleet performance and the need to grow capacity in some markets aligned with the fleet optimization plan. This anticipated exit results in impairment losses of $89.3 million to write down the assets to the lower of its carrying amount and its fair value less cost to sell. To meet its capacity demands, the Company is evaluating entering into a short term leaseback of the Embraer fleet.

Goodwill. Goodwill is initially measured at cost, being the excess of the aggregate of the consideration transferred over the net identifiable assets acquired and liabilities assumed of the acquired subsidiary at the date of acquisition. After initial recognition, goodwill is measured at cost less any accumulated impairment losses. For the purpose of impairment testing, goodwill acquired in a business combination is, from the acquisition date, allocated to each of the Company’s Cash Generating Unit (CGU) or group of CGU’s that are expected to benefit from the combination, irrespective of whether other assets or liabilities of the acquiree are assigned to those units. When the recoverable amount of the CGU is less than its carrying amount, an impairment loss is recognized. The Company performed an annual impairment test.

Lease accounting. The Company enters into contracts for the use of the aircraft it operates and real estate which include, airport and terminal facilities, sales offices, maintenance facilities, and general offices. The Company assesses, based on the terms and conditions of the arrangements, whether the contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.

At the commencement date, the Company recognizes a ROU and a lease liability.

The ROU is subsequently depreciated using the straight line method from the commencement date to the earlier of the end of the useful life of the ROU or component, or lease term. The estimated useful life of ROU is determined of the same basis of those property and equipment.

The lease liability, is initially measured at the present value of the lease payments that are not paid at that date, discounted using the interest rate implicit in the lease, if that rate can be readily determined or the lessee’s incremental borrowing rate.

For leases under IFRS 16 the Company recognizes a provision to estimate the costs for work required to be performed just before the redelivery of the aircraft to the lessors and which does not depend of the aircraft utilization, this provision is booked as a dismantling provision cost under “long term liabilities” in the consolidated statement of financial position.

The lease liability is subsequent measured at amortized cost using the effective interest method. It is remeasured when there is a change in future lease payments arising from a change in an index or a rate, if there a change in the Company’s estimated amount expected to be payable under a residual value guarantee or if the Company changes its assessment of whether it will exercise a purchase, extension or termination option.

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

Provision for return condition

The Company records a provision to accrue for the cost that will be incurred in order to return the lease aircraft to their lessor in the agreed-upon condition, excluded estimated dismantling costs not based on utilization of the aircraft which are included in the ROU asset and long term liabilities. The methodology applied to calculate the provision requires management to make assumptions, including the future maintenance costs, discount rate, related inflation rates and aircraft utilization. The cash flows are discounted at a current pre-tax rate that reflects the risks specific to the decommissioning. Any difference in the actual maintenance cost incurred and the amount of the provision is recorded under “Maintenance, materials and repairs” in the consolidated statement of profit or loss. The effect of any changes in estimates, including those mentioned above, is also recognized under “Maintenance, materials and repairs” for the period.

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

•	Amendments to IFRS 3 - Definition of a business

•	Amendments to IAS 1 and IAS 8 - Definition of material

•	Amendments to IFRS 9, IAS 39 and IFRS 7 – Interest rate benchmark reform

Effective from January 1, 2019, we were required to adopt the new accounting standard IFRS 16 Leases (“IFRS 16”). As a result, the Company has changed its accounting policy for lease contracts. IFRS 16 supersedes IAS 17 Leases, IFRIC 4 Determining whether an arrangement contains a lease, SIC-15 operating leases-incentives, and SIC-27 Evaluating the substance of transactions involving the legal form of a lease. The standard sets out the principles for the recognition, measurement, presentation and disclosure of leases and requires lessees to recognize most leases on the statement of financial position.

For a discussion of these improvements to IFRS, see note 6 to our annual consolidated financial statements.

Results of Operation

The following table shows each of the line items in our statement of profit or loss for the periods indicated as a percentage of our total operating revenues for that period:

	2019	2018	2017
Operating revenues:
Passenger revenue	96.5%	96.6%	96.9%
Cargo and mail revenue	2.3%	2.3%	2.2%
Other operating revenue	1.2%	1.0%	0.9%

Total operating revenues	100.0%	100.0%	100.0%
Operating expenses:
Fuel	25.7%	28.6%	22.7%
Wages, salaries, benefits and other employees expenses	16.6%	16.6%	16.5%
Passenger servicing	3.8%	3.9%	3.9%
Airport facilities and handling charges	6.7%	7.0%	6.8%
Sales and distribution	7.8%	7.8%	7.9%
Maintenance, materials and repairs	4.7%	4.1%	5.2%
Depreciation, amortization and impairment	13.7%	17.4%	11.0%
Flight operations	3.8%	4.0%	4.0%
Other operating and administrative expenses	4.4%	4.6%	4.5%
Total operating expenses	87.2%	94.0%	82.6%
Operating income	12.8%	6.0%	17.4%

Non-operating income (expense):
Finance cost	-2.1%	-1.9%	-2.0%
Finance income	0.9%	0.9%	0.7%
Gain (loss) on foreign currency fluctuations	-0.6%	-0.4%	0.2%
Net change in fair value of derivatives	0.0%	0.0%	0.1%
Other non-operating income (expense)	-0.2%	0.0%	-0.1%
Total non-operating income (expense)	-1.9%	-1.4%	-1.0%
Profit before income taxes	10.8%	4.6%	16.3%

Income taxes	-1.7%	-1.3%	-2.0%
Net profit	9.1%	3.3%	14.4%

Year 2019 Compared to Year 2018

Our consolidated net profit in 2019 totaled $247.0 million, a 180.1% increase from net profit of $88.2 million in 2018. In addition, we had consolidated operating profit of $346.2 million in 2019, a 116.9% increase over operating profit of $159.6 million in 2018. Our consolidated operating margin in 2019 was 12.8%, an increase of 6.8 percentage points versus 2018. This results include a non-cash loss of $89.3 million in 2019 and $188.6 million in 2018 related to an impairment of non-financial assets due to the sale of our Embraer fleet.

Operating revenue

Our consolidated revenue totaled $2.7 billion in 2019, a 1.1% increase over operating revenue of $2.7 billion in 2018, mainly due to an increase of 1.0% in passenger revenue. This was driven by a 1.7% increase in passenger traffic partially offset by a 0.7% decrease in passenger average fare compared to 2018.

Passenger revenue. Passenger revenue totaled $2.6 billion in 2019, a 1.0% increase over passenger revenue of $2.6 billion in 2018. This was driven by a 1.7% increase in passenger traffic, partially offset by a decrease of 0.7% in passenger average fare compared to 2018.

Cargo and mail revenue. Cargo and mail revenue totaled $62.5 million in 2019, a minor difference from cargo and mail revenue of $62.5 million in 2018, reflecting a decrease in capacity, that was offset by a higher average fare per kilo.

Other operating revenue. Other operating revenue totaled $32.3 million in 2019, a 16.5% increase from other revenue of $27.8 million in 2018 driven by an increase in frequent flyer program partnership revenues. Other operating revenue includes revenue associated with the marketing component of the frequent flyer program.

Operating expenses

Our consolidated operating expenses totaled $2.4 billion in 2019, a 6.2% decrease over operating expenses of $2.5 billion in 2018. This resulted mainly from a decrease in fuel and depreciation expenses.

An overview of the major variances in operating expenses on a consolidated basis follows:

Fuel. Aircraft fuel totaled $696.2 million in 2019, a 9.1% decrease from aircraft fuel of $765.8 million in 2018, mainly due to a 7.2% lower effective fuel price and a 2.9% decrease in block hours.

Wages, salaries and other employees’ expenses. Salaries and benefits totaled $450.4 million in 2019, a 1.6% increase over salaries and benefits of $443.3 million in 2018, mainly driven by the full year effect of inflationary salary adjustments, offset by headcount efficiencies and currency effect.

Passenger servicing. Passenger servicing totaled $102.1 million in 2019 compared to $104.3 million in 2018. This represented a 2.1% decrease driven by a lower effective rate per passenger.

Airport facilities and handling charges. Airport facilities and handling charges totaled $182.0 million in 2019, a 2.4% decrease over $186.4 million in 2018. This decrease was driven mainly by a 0.5% decrease in departures and lower effective rates related to airport services in North America.

Sales and Distribution. Sales and distribution totaled $210.6 million in 2019, a 0.2% increase compared to $210.2 million in 2018, due to 1.0% higher passenger revenue, offset by lower commission rates.

Maintenance, materials and repairs. Maintenance, materials and repairs totaled $127.6 million in 2019, a 15.2% increase over maintenance, materials and repairs of $110.7 million in 2018. This increase was primarily a result of landing gear and APU maintenance events which are expensed as incurred.

Depreciation, amortization and impairment. Depreciation totaled $371.4 million in 2019, a 20.2% decrease over $465.2 million in 2018, mainly due to a non-recurring impairment charge related to the Embraer fleet in 2018.

Flight operations. Flight operations amounted to $102.8 million in 2019, a 5.2% decrease compared to $108.4 million in 2018, mainly due to 2.9% less block hours and lower overflight rates.

Other operating and administrative expenses. Other expenses totaled $118.1 million in 2019, a 4.6% decrease from $123.7 million in 2018, mainly due to less overhead expenses.

Total Non-operating Income (Expense)

Non-operating expense totaled $52.7 million in 2019, as compared to non-operating expense of $36.8 million in 2018 mainly due to a translational loss in foreign exchange rates and an increase in finance cost.

Finance cost. Finance cost totaled $57.4 million in 2019, an 13.0% increase over finance cost of $50.8 million in 2018, mainly as a result of a higher average debt balance with higher interest rates, and higher factoring flows.

Finance income. Finance income totaled $24.4 million in 2019, a 3.3% increase over finance income of $23.6 million in 2018 mainly due to higher interest rates offset by a decrease in investments in 2019.

Other non-operating income (expense). Other non-operating expense totaled $4.3 million in 2019, compared to $0.2 million in 2018 mainly due to Embraer sales related expenses.

B. Liquidity and Capital Resources

Our cash, cash equivalents, and short-term investments at December 31, 2019 increased by $128.8 million, to $851.1 million. As part of our financing policy, we expect to continue to finance our liquidity needs with cash from operations. We forecast our cash requirements weekly. As of the date hereof, our current unrestricted cash exceeds our forecasted cash requirements to carry out operations, including payment of debt service for fiscal year 2019.

Our cash, cash equivalent and short-term investment position represented 31.4% of our revenues for the year ended December 31, 2019; 19.6% of our total assets and 44.0% of our total equity as of December 31, 2019, which we believe provides us with a strong liquidity position.

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

Copa Holdings, S.A., through its subsidiaries, has short term unsecured credit facilities with financial institutions in the aggregate amount of $305.0 million. These lines of credit have been put in place to finance aircraft delivery pre-delivery payments and for working capital purposes. As of December 31, 2019, we had no outstanding borrowings under these credit lines, while as of December 31, 2018 we had outstanding borrowings of $140.0 million under these credit lines.

Operating Activities

We rely primarily on cash flows from operations to provide working capital for current and future operations. Net cash flows provided by operating activities for the year ended December 31, 2019 were $784.9 million, an increase of $241.9 million over the $543.0 million in 2018. Our principal source of cash is receipts from ticket sales to customers, which for the year ended December 31, 2019 increased by $61.0 million over receipts in the year 2018.

Investing Activities

Net cash flow used in investing activities was $192.9 million in 2019 compared to a net cash flow used in investing activities of $149.6 million in 2018. During 2019, we made capital expenditures of $29.5 million, which consisted of expenditures related to the net of acquisition of property and equipment, reimbursements of advance payments on aircraft purchase contracts, and proceeds from sale of property equipment, compared to $33.7 million in 2018. In 2019, the Company used $121.4 million in acquisition and redemption from investments compared to $63.7 million in 2018. Also, in 2019 we had advance payments on aircraft purchase contracts of $75.4 million compared to $216.7 million in 2018, and $25.5 million in acquisition of intangible assets compared to $30.2 million in 2018.

Financing Activities

Net cash flow used in financing activities were $545.3 million in 2019 compared to net cash flows used in financing activities of $430.2 million in 2018. During 2019, $95.0 million of proceeds from borrowings were offset by the repayment of $426.8 million in debt, $110.4 million in dividends paid and $103.1 million in payment of lease liability. During 2018, $225.0 million of proceeds from financing were offset by the repayment of $401.3 million in debt, $147.6 million in dividends declared and $106.3 million in payment of lease liability.

Over the years, we have financed the acquisition of 40 Boeing 737-Next Generation aircraft through syndicated loans provided by international financial institutions with the support of partial guarantees issued by the Export-Import Bank of the United States, or “Ex-Im”, with repayment profiles of 12 years. The Ex-Im guarantees support 80% of the net purchase price and are secured with a first priority mortgage on the aircraft in favor of a security trustee on behalf of Ex-Im. The documentation for each loan follows standard market forms for this type of financing, including standard events of default. Our Ex-Im supported financings amortize on a quarterly basis, are denominated in dollars and originally bear interest at a floating rate linked to LIBOR. Our Ex-Im guarantee facilities typically offer an option to fix the applicable interest rate. We have exercised this option with respect to $128.1 million as of December 31, 2019 at an average weighted interest rate of 3.02%, $98.5 million bears interest at a floating weighted average interest rate of 2.10% representing a spread of 20 bps over the 3 month LIBOR as of December 31, 2019. At December 31, 2019, the total amount outstanding under our Ex-Im-supported financings totaled $226.6 million.

Since 2014, we have financed our aircraft through a mix of Japanese Operating Leases with Call Options, or “JOLCO”, and sale-leasebacks.

JOLCO is a Japanese-sourced lease transaction that provides for 100% financing, and is typically used to finance new aircraft and has a minimum lease term of 10 years. In a JOLCO, the aircraft is purchased by a Japanese equity investor. The Japanese equity investor funds approximately 30% of the acquisition cost of the aircraft and becomes the owner of the aircraft via a Special Purpose Entity. An international bank with on-shore lending capabilities provides the balance of the aircraft purchase price via a senior secured mortgage loan. JOLCOs have a call option, which lessees often expect the lessor to exercise. Under IFRS, these transactions are accounted for as financings. We have financed 19 Boeing 737 Next Generation and 737 MAX aircraft since 2014 through JOLCO financing. As of December 31, 2019 JOLCO financed debt outstanding was $828.8 million.

We complied with all required covenants in 2018 and 2019.

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

As of December 31, 2019, the Company had one purchase contract with Boeing which entails 65 firm orders of Boeing 737 MAX aircraft, agreed to be delivered between 2020 and 2025. The aircraft under this contract have an approximate value of $3.1 billion based on contractual obligations net of discounts and pre-delivery payments, including estimated amounts for contractual price escalation.

We meet our pre-delivery deposit requirements for our Boeing 737 aircraft by using cash from operations, or by using short or medium-term borrowing facilities and/or vendor financing for deposits required between three years and six months prior to delivery.

The Company maintained letters of credit with several banks with a value of $25.8 million as of December 31, 2019 ($25.9 million as of December 31, 2018). These letters of credit are pledged mainly for operating lessors, maintenance providers and airport operators.

The Company, has short term unsecured credit facilities with financial institutions in the aggregate amount of $305.0 million. These lines of credit have been put in place to pre-delivery payments and for working capital purposes. As of December 31, 2019, we had no outstanding borrowings under these credit lines (2018: $140.0 million).

C. Research and Development, Patents and Licenses, etc.

We believe that the Copa brand has strong value and indicates superior service and value in the Latin American travel industry. We have registered the trademarks “Copa”, “Copa Airlines”, “Wingo” and “Hub of the Americas” with the trademark offices in Panama, the United States, and the majority of the countries in which we operate. We license certain brands, logos and trade uniforms under the trademark license agreement with UAL related to our alliance. We will have the right to continue to use our current logos on our aircraft for up to five years after the end of the alliance agreement term. “Copa Colombia”, “Copa Airlines Colombia”, “Wingo” and “Hub of the Americas” are registered names and trademarks in Colombia, Panama, Ecuador, Venezuela, Mexico, Dominican Republic, and Guatemala.

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

D. Trend Information

Since the second quarter of 2019, and continuing until the end of the year, we have been able to deliver continuous year over year yield improvement, resulting in a significant unit revenue expansion, mainly due to a more stable macro-economic environment in the region, especially in Brazil.

We intend to continue developing initiatives to improve our operational efficiency and performance, including a continued focus on maintaining our industry leading on-time performance and completion factor.

Wingo had a successful 2019 both operationally and financially. It achieved profitability in Colombia earlier than planned and was recognized as the Best Budget Carrier in Latin America according to Kayak users, for the second consecutive year. In 2020, Wingo will significantly increase its capacity by transitioning its fleet from four B737-700 to four B737-800 with 44 additional seats per aircraft. With this, Wingo expects to improve both its unit costs and profitability. Additionally, in the second half of 2020, Wingo will receive a fifth aircraft, also a B737-800, which will most likely be based in Panama.

E. Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements.

F. Tabular Disclosure of Contractual Obligations

Our non-cancelable contractual obligations at December 31, 2019 included the following:

At December 31,	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
	(in thousands of dollars)
Aircraft and engine purchase commitments (1)	3,102,354	495,097	1,194,497	1,153,663	259,097
Aircraft operating leases	286,876	99,309	146,810	40,757	0
Other operating leases (3)	42,153	8,247	14,210	10,631	9,065
Short-term debt and long-term debt (2)	1,055,421	117,238	225,692	246,610	465,881

Total	4,486,804	719,891	1,581,209	1,451,661	734,042

(1)	Based on contractual obligations net of discounts and pre-delivery payments, including estimated amounts for contractual price escalation.
(2)	Includes actual interest and estimated interest for floating-rate debt based on December 31, 2019 rates.
(3)	Only includes contracts classified as leases according to IFRS 16.

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

Item 6. Directors, senior management and employees

A. Directors and Senior Management

Currently, our Board of Directors is comprised of eleven members. The number of directors elected each year varies. Messrs. Stanley Motta, Jaime Arias, Jose Castañeda and Josh Connor were re-elected as directors for two-year terms at our annual shareholders’ meeting held in 2019. Messrs. Pedro Heilbron, Ricardo A. Arias, Alvaro Heilbron, Carlos A. Motta, John Gebo, Roberto Artavia and Andrew Levy were each re-elected for two-year terms at our annual shareholders’ meeting held in 2018. Mr. Roberto Artavia tendered his resignation as director of the Company in August 2019 and Mrs. Julianne Canavaggio was elected as director to fill the vacancy.

The following table sets forth the name, age and position of each member of our Board of Directors as of February 29, 2020. A brief biographical description of each member of our Board of Directors follows the table:

Name	Position	Age
Pedro Heilbron	Chief Executive Officer and Director	61
Stanley Motta	Chairman and Director	74
Alvaro Heilbron	Director	54
Jaime Arias	Director	85
Ricardo Alberto Arias	Director	80
Carlos A. Motta	Director	47
John Gebo	Director	49
Jose Castañeda Velez	Director	75
Andrew Levy	Director	50
Josh Connor	Director	46
Julianne Canavaggio	Director	38

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

Mr. Alvaro Heilbron was elected as director of Copa Holdings in 2012. Mr. Heilbron is the brother of Mr. Pedro Heilbron, our chief executive officer. Mr. Heilbron is Co-Founder and Executive Director at Editora del Caribe, S.A. He serves on the board of Grupo PTM Panama, S.A., Gold Mills de Panama, S.A., Calox Panameña, S.A., Inversiones Haripasa and he is a member of Babson College’s Global Advisory Board. Mr. Heilbron holds a BS in Business Administration from George Washington University, and a Post-Graduate degree in Management from INCAE Business School. Mr. Heilbron also served as Vice-President of Commercial for Copa Airlines between the years of 1988 and 1999.

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

Mr. Carlos A. Motta was elected as a director of Copa Holdings in 2014. He has held several positions within Motta Internacional, S.A. and is currently a director and part of the executive committee. He is the son of Mr. Stanley Motta. Mr. Motta serves on the board of Inversiones Bahia, Copa Holdings, ASSA Compañía de Seguros, S.A, Banco General, Motco Inc., Fundación Alberto C. Motta, IFF Panama (Panama Film Festival), and Junior Achievement Worldwide among others. Mr Motta is a member of YPO (Young Presidents Organization); AGLN (The Aspen Global Leadership Network); CEAL (Consejo Empresarial de America Latina). Mr. Motta received a bachelor’s degree in marketing from Boston College and an MBA from Thunderbird (The American Graduate School of International Management).

Mr. John Gebo was elected as a director of Copa Holdings in 2015. He is Senior Vice President of Alliances for United Airlines. Prior to his current position, Mr. Gebo was United’s Senior Vice President of Financial Planning and Analysis. Mr. Gebo joined United in 2000, and has held positions of increasing responsibility in finance, investor relations, and alliances. Prior to joining United, Mr. Gebo worked at General Motors Corporation in manufacturing engineering. Mr. Gebo received his bachelor’s degree in mechanical engineering from the University of Texas and his master’s degree in business administration from the University of Michigan. Mr. Gebo is also a current member of the board of directors of Azul S.A. and served for eight years on the board of directors of Alliant Credit Union, one of the largest credit unions in the United States, last serving as Vice Chairman in 2018.

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

Mr. Andrew Levy is one of the independent directors of Copa Holdings. He is currently Chairman of Audit Committee and Independent Director Committees. CEO of Houston Air Holdings, Inc, owner of a small passenger charger airline in the US. Previously, he served as CFO of UAL. He also served as President, Chief Operating Officer and a member of the Board of Directors of Allegiant Travel Company. He joined Allegiant in early 2001, and during his tenure, his executive responsibilities included strategy, planning, finance, commercial, people and operations. Mr. Levy became President in 2009, served as Chief Financial Officer from 2007 to 2010, and was its Treasurer from 2001 through 2010. Mr. Levy started his airline career in 1994 at ValuJet Airlines, Inc. and then joined Savoy Capital, an investment, banking and advisory firm specializing in the airline industry in 1996. He holds a Juris Doctor degree from Emory University School of Law and a BA degree in Economics from Washington University in St. Louis.

Mr. Josh Connor is one of the independent directors of Copa Holdings. He is the founding partner of the investment firm Connor Capital. He was a Managing Director and the Head of the Industrials Banking Group at Barclays until July 2015, and was a member of the firm’s Operating Committee. Prior to joining Barclays in 2011, he was with Morgan Stanley for 15 years and was the Co-Head of Morgan Stanley’s Transportation & Infrastructure Investment Banking Group, a member of the firm’s Investment Banking Management Committee, and was on the Board of Trustees for the Morgan Stanley Foundation. He has a BA degree in Economics from Williams College, is on the Board of Directors of Frontier Airlines, is a strategic adviser to Oaktree Capital Management’s Infrastructure Fund, and is a Trustee of Laguna Blanca School.

Mrs. Julianne Canavaggio was elected as an independent director of Copa Holdings in 2019. She is a Managing Director and Head of Central America and the Caribbean for Lazard, responsible for Lazard’s financial advisory division in this geography. Ms. Canavaggio joined Lazard in 2014, and has held positions of increasing responsibility. Prior to joining Lazard, Julianne established a successful legal career in mergers and acquisitions across a variety of industries. Ms. Canavaggio currently serves on the board of directors of a Sustainable Luxury® real estate development company, as well as two private investment vehicles. She has previously served on the board of directors of a conglomerate of wholesale distribution operations for fragrances, cosmetics and skin care products, as well as a Panamanian chain of department stores in the mid-high range, and a general license bank authorized to operate in Panama in the banking and trust business (fiduciaries). Ms. Canavaggio holds a BA from Harvard University and a JD from Tulane University.

The following table sets forth the name, age and position of each of our executive officers as of February 29, 2020. A brief biographical description of each of our executive officers follows the table.

Pedro Heilbron	Chief Executive Officer and Director	61
José Montero	Chief Financial Officer	50
Daniel Gun	Senior Vice-President of Operations	52
Dennis Cary	Senior Vice-President of Commercial and Planning	55
Peter Donkersloot	Vice-President of Human Resources	36
Julio Toro	Vice-President of Technology	46
Bolívar Domínguez	Vice-President of Flight Operations	44
Timothy Manoles	Loyalty Vice-President	59
Christophe Didier	Vice-President of Sales	56
Christopher Amenechi	Vice-President of Pricing and Revenue Management	54
Eduardo Lombana	Chief Executive Officer of AeroRepública, S.A. (Copa Airlines Colombia)	58

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

Mr. Peter Donkersloot joined Copa Airlines in August 2019 and has served as Vice President of Human Resources since January 2020. Mr. Donkersloot has over fifteen years working experience holding key positions in five different countries (Jamaica, Panama, Peru, El Salvador and Guatemala). His experience ranges in Commercial Operations, Logistics, Risk Assessment, Strategic Planning and General Management. He holds a Global MBA from the Thunderbird School of Global Management along with professional qualifications in Industrial Engineering from the Instituto Tecnológico y de Estudios Superiores de Monterrey (ITESM).

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

Captain Bolivar Dominguez G. has been our Vice President of Flight Operations since December 2017. He began his career with Copa Airlines in 2000 as a Copilot in the Boeing 737-200, and throughout his career within the Company, he has held roles of increased responsibility, such as Head of Training on the Embraer fleet, Director of System Operations Control Center (SOCC), and most recently Chief Pilot. Bolivar is also a member since 2019 of the IATA Safety, Flight and Ground Operations Advisory Council (SFGOAC), responsible to act as advisor to the Board of Governors and the Director General of IATA on all matters connected with the improvement of safety and efficiency of civil air transport, ground operations and baggage. Bolivar holds an Airline Transport Pilot License, with Type Ratings on the Boeing 727, Embraer 190, and Boeing 737, and received a BS in Industrial Engineering from Universidad Latina and a MBA from the University of Louisville.

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

Mr. Christophe Didier has been our Vice-President of Sales since September 2016. Prior to joining Copa Airlines, Mr. Didier held several sales and marketing positions in the airline industry since 1990, including Air France, Delta Air Lines and Etihad Airways, based in Europe and the Americas. He served as Delta’s Vice-President for Latin America and the Caribbean during Delta’s significant expansion in the region, merger with Northwest Airlines and Transatlantic joint venture implementation with Air France / KLM and equity investment in Gol and Aeromexico. Mr. Didier, a French and Brazilian National, holds a Master in Management from ESCP Europe business school based in Paris and speaks English, Spanish, Portuguese and French.

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

B. Compensation

In 2019, we paid an aggregate of approximately $5.0 million in cash compensation to our executive officers. In addition, members of committees of the Board of Directors receive additional compensation per committee meeting. All of the members of our Board of Directors and their spouses receive benefits to travel on Copa flights as well.

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

The following table shows shares granted

	2019	2018	2017
Shares	28,497	43,355	36,229
Fair value	$96.46	$135.81	$107.29
Contractual life	3 years	3 to 5 years	3 years

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

The total compensation cost recognized for non-vested stock and options awards amounts to $6.1 million, $7.1 million, and $7.4 million in 2019, 2018, and 2017, respectively, and was recorded as a component of “Wages, salaries, benefits and other employees’ expenses” within operating expenses.

During the first quarter of 2020, the Compensation Committee of the Company’s Board of Directors approved two awards. Awards under these plans will grant approximately 50,381 shares of non-vested stock, which will vest over a period of three years. The Company estimates the fair value of these awards to be approximately $5.4 million and the 2020 compensation cost for these plans will be $2.5 million.

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

Currently, our Board of Directors is comprised of eleven members. The number of directors elected each year varies. Messrs. Stanley Motta, Jose Castañeda, Jaime Arias and Josh Connor were re-elected as directors for two-year terms at our annual shareholders’ meeting held in 2019. Messrs. Pedro Heilbron, Ricardo A. Arias, Alvaro Heilbron, Carlos A. Motta, John Gebo, Roberto Artavia and Andrew Levy were each re-elected for two-year terms at our annual shareholders’ meeting held in 2018. Mr. Roberto Artavia tendered his resignation as director of the Company in August 2019 and Mrs. Julianne Canavaggio was elected as director to fill the vacancy.

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

Mrs. Julianne Canavaggio and Messrs. Jose Castañeda, Josh Connor, and Andrew Levy, all independent non-executive directors under the applicable rules of the New York Stock Exchange, are the current members of the committee. The Committee’s chairman is Mr. Andrew Levy. All members are financially literate. Messrs. Castañeda, Connor, and Levy have been determined to be financial experts by the Board of Directors.

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

Nominating and Corporate Governance Committee. Our Nominating and Corporate Governance Committee is responsible for developing and recommending criteria for selecting new directors, overseeing evaluations of the Board of Directors, its members and committees of the Board of Directors and handling other matters that are specifically delegated to the Nominating and Corporate Governance Committee by the Board of Directors from time to time. Our charter documents require that there be at least one independent member of the Nominating and Corporate Governance Committee until the first shareholders’ meeting to elect directors after such time as the Class A shares are entitled to full voting rights. Messrs. Carlos Alberto Motta, Alvaro Heilbron, and José Castañeda are the members of our Nominating and Corporate Governance Committee, and Mr. Carlos Alberto Motta is the Chairman of the Nominating and Corporate Governance Committee.

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

Mrs. Julianne Canavaggio and Messrs. Jose Castañeda, Josh Connor, and Andrew Levy, are independent non-executive directors under the applicable rules of the New York Stock Exchange, are the current members of the committee.

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

Approximately 78.5% of the Company’s employees are located in Panama, while the remaining 21.5% are distributed among our foreign stations. Copa’s employees can be categorized as follows:

December 31,
	2019	2018	2017
Pilots	1,391	1,426	1,290
Flight attendants	2,185	2,358	2,204
Mechanics	527	440	512
Customer service agents, reservation agents, ramp and others	2,544	2,905	2,919
Management and clerical	2,230	2,321	2,120

Total employees	8,877	9,450	9,045

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

We provide training for all of our employees, including technical training for our pilots, dispatchers, flight attendants and other technical staff. In addition, we provide recurrent customer service training to frontline staff, as well as leadership training for managers. We currently have four flight simulators at our training facility in Panama’s City of Knowledge. In 2006, we leased a Level B flight simulator for Boeing 737-Next Generation training that served 80% of our initial training, transition and upgrade training, and 100% of our recurrent training needs relating to that aircraft. During 2007, we upgraded this simulator to Level C to provide 100% of our initial training. We leased a similar flight simulator for Embraer 190 until October 2015, when we decided to buy this simulator to serve our initial and recurrent training needs. In 2011, Copa bought a second 737-Next Generation Full Flight Simulator, or “FFS”, Level D. The Level D qualification is the highest certification provided by the Federal Aviation Administration (FAA) to any Flight Training Device. Another important acquisition in 2011 was the second B737 Virtual Procedure Trainer (VPT), which complements the new FFS training. In October 2012, the lease on our first B737 Next Generation simulator expired and we bought a new FFTX technology training device accompanied by a new Virtual Procedure Trainer (VPT). In 2015, Copa bought a new Boeing 737-800 Full Flight Simulator (FFS-X) compliant with regulatory Qualification Level D, and two new B737-800 Cockpit Procedure Trainers (CPTs) compliant with regulatory Qualification FTD Level 4 to provide 100% of our initial, recurrent, transition and upgrade training needs. We bought a new Boeing 737 MAX Full Flight Simulator compliant with regulatory qualification Level D to provide 100% of our training needs which is available for use since May of 2019.

Approximately 61.8% of the Company’s 8,877 employees are unionized. Our employees currently belong to nine union organizations; five covering employees in Panama and four covering employees in Colombia, in addition to union organizations in other countries to which we fly. Copa Airlines has traditionally had good relations with its employees and all the unions, and expects to continue to enjoy good relations with its employees and the unions in the future.

The five unions covering employees in Panama include: the pilots’ union (UNPAC); the flight attendants’ union (SIPANAB); the mechanics’ union (SITECMAP), the industry union (SIELAS), which represents ground personnel, messengers, drivers, passenger service agents, counter agents and other non-executive administrative staff, and other industry union named UGETRACO which represents ground personnel and flight attendants.

Copa entered into collective bargaining agreements with the pilots’ union in July 2017, the industry union in December 2017, the mechanics’ union in June 2018 and with the flight attendants’ union in October 2018. Collective bargaining agreements in Panama are typically between three and four-year terms.

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

In addition to the unions in Panama and Colombia, the Company’s employees in Brazil are covered by industry union agreements that cover all airline industry employees in the country and airport employees in Argentina are affiliated with an industry union (UPADEP).

E. Share Ownership

The members of our Board of Directors and our executive officers as a group own less than one percent of our Class A shares. See “Item 7A. Major Shareholders”.

For a description of stock options granted to our Board of Directors and our executive officers, see “—Compensation—Incentive Compensation Program”.

Item 7. Major Shareholders and Related Party Transactions

A. Major Shareholders

The following table sets forth information relating to the beneficial ownership of our Class A shares as of December 31, 2019 by each person known to us to beneficially own 5% or more of our common shares and all our directors and officers as a group.

Class A shares are limited voting shares entitled only to vote in certain specified circumstances. See “Item 10B. Additional Information – Memorandum and Articles of Association – Description of Capital Stock”.

Class A Shares Beneficially Owned	Shares	(%)(1)
CIASA(2)	0	0.0%
Executive officers and directors as a group (14 persons)	110,492	0.4%
Others	31,227,364	99.6%

Total	31,337,856

(1)	Based on a total of 31,337,856 Class A shares outstanding.
(2)	CIASA owns 100% of the Class B shares of Copa Holdings representing 25.9% of our total capital stock.

In June 2006, Continental reduced its ownership of our total capital stock from 27.3% to 10.0%. In May 2008, Continental sold down its remaining shares in the public market.

CIASA currently owns 100% of the Class B shares of Copa Holdings, representing 100% of the voting power of our capital stock. CIASA is controlled by a group of Panamanian investors representing several prominent families in Panama. This group of investors has historically acted together in a variety of business activities both in Panama and elsewhere in Latin America, including banking, insurance, real estate, telecommunications, international trade and commerce and wholesale. Members of the Motta, Heilbron and Arias families and their affiliated companies beneficially own approximately 90% of CIASA’s shares. Our Chief Executive Officer, Mr. Pedro Heilbron, and several of our directors, including Messrs. Stanley Motta, Carlos A. Motta, Mr. Alvaro Heilbron, Mr. Jaime Arias and Mr. Ricardo Alberto Arias, and their immediate families as a group, beneficially owned approximately 78% of CIASA’s shares, as of February 29, 2020. Such individual shareholders of CIASA have entered into a shareholders’ agreement that restricts transfers of CIASA shares to non-Panamanian nationals. Mr. Stanley Motta exercises effective control of CIASA.

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

It is not practicable for us to determine the number of Class A shares beneficially owned in the United States. As of March 8, 2020, we had 351 registered record holders of our Class A shares.

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

Banco General, S.A.

We have a strong commercial banking relationship with Banco General, S.A., a Panamanian bank partially owned by our controlling shareholders. We have obtained financing from Banco General under short to medium-term financing arrangements for part of the commercial loan tranche of one of the Company’s Export-Import Bank facilities. We also maintain general lines of credit and time deposit accounts with Banco General. Interest received from Banco General amounted to $4.2 million, $3.8 million and $3.0 million in 2019, 2018, or 2017, respectively. There have not been any material interest payments for the last three years. There was no outstanding debt balance at December 31 2019, 2018, or 2017.

ASSA Compañía de Seguros, S.A.

Panamanian law requires us to maintain our insurance policies through a local insurance company. We have contracted with ASSA, an insurance company controlled by our controlling shareholders, to provide substantially all of our insurance. ASSA has, in turn, reinsured almost all of the risks under those policies with insurance companies around the world. The payments to ASSA totaled $11.2 million in 2019, $9.7 million in 2018 and $8.5 million in 2017.

Petróleos Delta, S.A.

During 2005, we entered into a contract with Petróleos Delta, S.A. to supply our jet fuel needs. The price agreed to under this contract is based on the two-week average of the U.S. Gulf Coast Waterborne Mean index plus local taxes, certain third-party handling charges and a handling charge to Petróleos Delta, S.A. The contract term is four years and the last contract subscribed was in June 2016. While our controlling shareholders do not hold a controlling equity interest in Petróleos Delta, S.A., several of our directors are also board members of Petróleos Delta, S.A. Payments to Petróleos Delta totaled $376.8 million in 2019, $398.7 million in 2018 and $290.2 million in 2017.

Desarollo Inmobiliario del Este, S.A.

During January 2006, we moved into headquarters located six miles away from Tocumen International Airport. We lease six floors consisting of approximately 121,686 square feet of the building from Desarollo Inmobiliario Del Este, S.A., an entity controlled by the same group of investors that controls CIASA. This lease was renewed in 2015 for 10 more years at a rate of approximately $0.2 million per month. Payments to Desarrollo Inmobiliario Del Este, S.A. totaled $4.0 million, $3.8 million and $3.6 million in 2019, 2018 and 2017, respectively.

Galindo, Arias & Lopez

Most of our legal work is carried out by the law firm Galindo, Arias & Lopez. Messrs. Jaime Arias and Ricardo Alberto Arias, partners of Galindo, Arias & Lopez, are indirect shareholders of CIASA and serve on our Board of Directors. Payments to Galindo, Arias & Lopez totaled $0.3 million, $0.5 million and $0.4 million in 2019, 2018 and 2017, respectively.

Cable Onda, S.A.

The Company is responsible for providing television and internet broadcasting services in Panama. A member of the Company’s Board of Directors is shareholder of Cable Onda, S.A. Payments to Cable Onda, S.A. totaled $1.4 million. $1.7 million, and $1.4 million in 2019, 2018 and 2017, respectively.

Panama Air Cargo Terminal

Provides cargo and courier services in Panama, an entity controlled by the same group of investors that controls CIASA. Payments to Panama Air Cargo Terminal totaled $3.5 million in 2019, $5.8 million in 2018 and $4.9 million in 2017.

GBM International, Inc.

Provides systems integration and computer services, as well as technical services and enterprise management. A member of the Company’s Board of Directors is shareholder of GBM International, Inc. Payments to GBM International, Inc. totaled $0.2 million, $0.2 million and $0.3 million in 2019, 2018, 2017, respectively.

Other Transactions

We also purchase most of the alcohol and some of the other beverages served on our aircraft from Motta Internacional, S.A. and Global Brands, S.A., both of which are controlled by our controlling shareholders. We do not have any formal contracts for these purchases, but pay wholesale prices based on price lists periodically submitted by those importers and comparisons to other options in the marketplace. We paid these entities approximately $2.0 million in 2019, $1.6 million in 2018 and $1.7 million in 2017.

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

Dividend for Fiscal Year:	Payment Date	Total Dividend Payment (U.S. Dollars)	Cash Dividend per Share
2019	December 13, 2019	$28 million	0.65
2019	September 13, 2019	$28 million	0.65
2019	June 14, 2019	$28 million	0.65
2019	March 15, 2019	$28 million	0.65
2018	December 14, 2018	$37 million	0.87
2018	September 14, 2018	$37 million	0.87
2018	June 15, 2018	$37 million	0.87
2018	March 15, 2018	$37 million	0.87
2017	December 15, 2017	$32 million	0.75
2017	September 12, 2017	$32 million	0.75
2017	June 15, 2017	$22 million	0.51
2017	March 13, 2017	$22 million	0.51
2016	December 15, 2016	$22 million	0.51
2016	September 13, 2016	$22 million	0.51
2016	June 16, 2016	$21 million	0.51
2016	March 16, 2016	$21 million	0.51

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

Common Stock

Our authorized capital stock consists of 80 million shares of common stock without par value, divided into Class A shares, Class B shares and Class C shares. As of December 31, 2019, we had 33,835,747 Class A shares issued and 31,337,856 Class A shares outstanding; 10,938,125 Class B shares issued and outstanding, and no Class C shares outstanding. Class A and Class B shares have the same economic rights and privileges, including the right to receive dividends, except as described in this section.

For a description of our common stock, see Exhibit 2.d to this annual report.

C. Material Contracts

1998 Aircraft General Terms Agreement between The Boeing Company and Copa Airlines

In 1998, Copa entered into an agreement with Boeing for the purchase of aircraft, installation of buyer furnished equipment provided by Copa, customer support services and product assurance. In addition to the aircraft supplied, the Boeing Company will provide maintenance training and flight training programs, as well as operations engineering support. The agreement is still in effect and has been amended several times since then, most recently in October 2019.

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

MAX Aircraft purchase Agreement between the Boeing Company and Copa Airlines.

In April 2015, Copa finalized negotiations with the Boeing Company for the purchase of 737 MAX airplanes. These negotiations started in 2013, and the agreement has been amended several times since then, most recently in October 2019.

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

E. Taxation

United States

The following summary describes the material United States federal income tax consequences of the ownership and disposition of our Class A shares as of the date hereof. The discussion set forth below is applicable to United States Holders (as defined below) that beneficially own our Class A shares as capital assets for United States federal income tax purposes (generally, property held for investment). This summary does not represent a detailed description of the United States federal income tax consequences applicable to you if you are subject to special treatment under the United States federal income tax laws, including if you are:

•	a bank;

•	a dealer in securities or currencies;

•	a financial institution;

•	a regulated investment company;

•	a real estate investment trust;

•	an insurance company;

•	a tax-exempt organization;

•	a person holding our Class A shares as part of a hedging, integrated or conversion transaction, a constructive sale or a straddle;

•	a trader in securities that has elected the mark-to-market method of accounting for your securities;

•	a person liable for alternative minimum tax;

•	a person who owns 10% or more of our stock (by vote or value);

•	a partnership or other pass-through entity (or investor therein) for United States federal income tax purposes; or

•	a person whose “functional currency” is not the United States dollar.

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

Passive Foreign Investment Company

We do not believe that we were a passive foreign investment company (a “PFIC”) for United States federal income tax purposes for 2019, and we expect to operate in such a manner so as not to become a PFIC in 2020 or the foreseeable future. However, the determination whether we are a PFIC must be made annually based on the facts and circumstances at that time, some of which may be beyond our control, such as our market capitalization and the valuation of our assets, including goodwill and other intangible assets, and the nature and sources of our income. If, contrary to our expectations, we are or become a PFIC, you could be subject to additional United States federal income taxes on gain recognized with respect to the Class A shares and on certain distributions, plus an interest charge on certain taxes treated as having been deferred under the PFIC rules. Further, non-corporate United States Holders will not be eligible for reduced rates of taxation on any dividends received from us if we are a PFIC in the taxable year in which such dividends are paid or the preceding taxable year.

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

Aircraft Fuel. Our results of operations are affected by changes in the price and availability of aircraft fuel. The Company has not entered into new fuel hedge contracts, and has adopted a new strategy of remaining unhedged, while regularly reviewing its policies based on market conditions and others factors. As of December 31, 2019, the Company did not have any outstanding fuel hedge contracts. Market risk is estimated as a hypothetical 10% increase in the December 31, 2019 cost per gallon of fuel. Based on projected 2020 fuel consumption, such an increase would result in an increase to aircraft fuel expense of approximately $64.8 million in 2020. There are no hedged contracts for 2020.

Interest. Our earnings are affected by changes in interest rates due to the impact those changes have on interest expense from variable-rate debt instruments and operating leases and on interest income generated from our cash and investment balances. If interest rates average 10% more in 2020 than they did during 2019, our interest expense would increase by approximately $0.9 million and the fair value of the debt would decrease by approximately $6.5 million. If interest rates average 10% less in 2020 than they did in 2019, our interest income from marketable securities would decrease by approximately $0.9 million and the fair value of our debt would increase by approximately $6.5 million. These amounts are determined by considering the impact of the hypothetical interest rates on our variable-rate debt and marketable securities equivalent balances at December 31, 2019.

Foreign Currencies. The majority of our obligations are denominated in U.S. dollars. Since Panama uses the U.S. dollar as legal tender, the majority of our operating expenses are also denominated in U.S. dollars, approximately 67.3% of revenues and 81.3% of expenses are in U.S. dollars. A significant part of our revenue is denominated in foreign currencies, including the Brazilian real, Colombian peso, and Argentinian peso, which represented 8.7%, 8.3%, and 4.8% of our revenue in 2019, respectively.

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

The following chart summarizes the Company’s exchange risk exposure (assets and liabilities denominated in foreign currency) at December 31, 2019 and 2018:

	As of December 31, 2019	As of December 31, 2018
Assets
Cash and cash equivalents	$22,818	$24,123
Investments	—	2
Accounts receivables, net	73,018	68,171
Other assets	15,726	19,107

Total assets	$111,562	$111,403

Liabilities
Accounts payables suppliers and agencies	$51,313	$48,501
Accumulated taxes and expenses payables	37,137	40,243
Other liabilities	18,513	20,771

Total liabilities	$106,963	$109,515

Net position	$4,599	$1,888

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

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15. Controls and Procedures

A. Disclosure Controls and Procedures

Disclosure controls and procedures are designed to ensure that information required to be disclosed by the Company in reports filed or submitted under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms. We carried out an evaluation under the supervision of our Management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2019. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

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

Management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2019. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control – Integrated Framework (2013).

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

Based on this assessment, Management believes that, as of December 31, 2019, the Company’s internal control over financial reporting is effective based on those criteria.

C. Attestation Report of the Registered Public Accounting Firm

The effectiveness of our internal controls over financial reporting as of December 31, 2019 has been audited by Ernst &Young, the independent registered public accounting firm who also audited the Company’s consolidated financial statements. Ernst & Young’s attestation report of the effectiveness of the Company’s internal control over financial reporting is included herein.

D. Changes in Internal Control over Financial Reporting

During the year 2019, the Company performed and internal project that successfully achieved the adoption of the IFRS16. Our internal controls over financial reporting were adjusted to mitigate key risks for the adoption of IFRS 16. A risk-based analysis was addressed and documented accordingly aligned with our internal control standards.

There has been no other change in our internal control over financial reporting during 2019 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders

COPA HOLDINGS, S.A. and Subsidiaries

Opinion on Internal Control over Financial Reporting

We have audited Copa Holdings, S.A. and subsidiaries’ internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Copa Holdings, S.A. and subsidiaries (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2019, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statements of financial position of the Company as of December 31, 2019 and 2018 and the related consolidated statements of profit or loss, comprehensive income (loss), changes in equity and cash flows for each of the three years in the period ended December 31, 2019, and the related notes, and our report dated April 8, 2020, expressed an unqualified opinion thereon.

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

April 8, 2020

Item 16. Reserved

Item 16A. Audit Committee Financial Expert

Our Board of Directors has determined that Mrs. Julianne Canavaggio and Messrs. Jose Castañeda, Josh Connor and Andrew Levy qualify as an “audit committee financial experts” as defined by current SEC rules and meet the independence requirements of the SEC and the NYSE listing standards. For a discussion of the role of our audit committee, see “Item 6C. Board Practices—Audit Committee”.

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

Item 16C. Principal Accountant Fees and Services

The following table sets forth by category of service the total fees for services performed by our independent registered public accounting firm Ernst & Young and its affiliates during the fiscal years ended December 31, 2019, 2018 and 2017:

	2019	2018	2017
Audit Fees	$944,220	$981,810	$1,025,000
Audit-Related Fees	—	—	—
Tax Fees	—	—	—
All Other Fees	$245,000	—	—
Total	$1,189,220	$981,810	$1,025,000

Audit Fees

Audit fees for 2019, 2018 and 2017 included the audit of our annual financial statements and internal controls, and the review of our quarterly reports.

Audit-Related Fees

There were no audit-related fees for 2019, 2018 or 2017.

Tax Fees

There were no tax fees for 2019, 2018 or 2017.

All Other Fees

Other fees for 2019 include amounts paid for permitted consulting services performed by Ernst & Young and pre-approved by our audit committee. There were no such fees in 2018 or 2017.

Pre-Approval Policies and Procedures

Our audit committee approves all audit, audit-related, tax and other services provided by Ernst & Young. Any services provided by Ernst & Young that are not specifically included within the scope of the audit must be pre-approved by the audit committee in advance of any engagement. Pursuant to Rule 201 of Regulation S-X, audit committees are permitted to approve certain fees for audit-related services, tax services and other services pursuant to a de minimis exception prior to the completion of an audit engagement. In 2019, none of the fees paid to Ernst & Young were approved pursuant to the de minimis exception.

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

No transactions were made in 2017, 2018 or 2019.

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

Item 16H. Mine Safety Disclosure

None

PART III

Item 17. Financial Statements

See “Item 18. Financial Statements”

Item 18. Financial Statements

See our consolidated financial statements beginning on page F-1.

Item 19. Exhibits

2.d	Description of the registrant’s securities registered pursuant to Section 12 of the Securities Exchange Act of 1934.

3.1**	English translation of the Amended Articles of Incorporation (Pacto Social) of the Registrant

10.1**†	Aircraft Lease Agreement, dated as of October 1, 1998, between First Security Bank – now Wells Fargo Bank Northwest, National association - and Compañía Panameña de Aviación, S.A., in respect of Boeing Model 737-71Q Aircraft, Serial No. 29047

10.1 (2008)	Supplemental Agreement dated as of May 13, 2008 by and among Copa Holdings, S.A. Corporation de Inversiones Aereas, S.A. and Continental Airlines, Inc.

10.2**†	Letter Agreement dated as of November 6, 1998 amending Aircraft Lease Agreement, dated October 1, 1998, between First Security Bank– now Wells Fargo Bank Northwest, National association - and Compañía Panameña de Aviación, S.A., in respect of One Boeing Model 737-71Q Aircraft, Manufacturer’s Serial No. 29047

10.3**†	Aircraft Lease Amendment Agreement dated as of May 21, 2003 to Aircraft Lease Agreement, dated October 1, 1998, between Wells Fargo Bank Northwest and Compañía Panameña de Aviación, S.A., in respect of Boeing Model 737-71Q Aircraft, Serial No. 29047

10.4**†	Aircraft Lease Agreement, dated as of October 1, 1998, between First Security Bank and Compañía Panameña de Aviación, S.A., in respect of Boeing Model 737-71Q Aircraft, Serial No. 29048

10.5**†	Letter Agreement dated as of November 6, 1998 amending Aircraft Lease Agreement, dated as of October 1, 1998, between First Security Bank and Compañía Panameña de Aviación, S.A., in respect of Boeing Model 737-71Q Aircraft, Serial No. 29048

10.6**†	Aircraft Lease Amendment Agreement dated as of May 21, 2003 to Aircraft Lease Agreement, dated October 1, 1998, between Wells Fargo Bank Northwest and Compañía Panameña de Aviación, S.A., in respect of Boeing Model 737-71Q Aircraft, Serial No. 29048

10.7**†	Aircraft Lease Agreement, dated as of November 18, 1998, between Aviation Financial Services Inc. and Compañía Panameña de Aviación, S.A., Boeing Model 737-700 Aircraft, Serial No. 28607

10.8**†	Letter Agreement No. 1 dated as of November 18, 1998 to Aircraft Lease Agreement, dated November 18, 1998, between Aviation Financial Services Inc. and Compañía Panameña de Aviación, S.A., Boeing Model 737-700 Aircraft, Serial No. 28607

10.9**†	Letter Agreement No. 2 dated as of March 8, 1999 to Aircraft Lease Agreement, dated November 18, 1998, between Aviation Financial Services Inc. and Compañía Panameña de Aviación, S.A., Boeing Model 737-700 Aircraft, Serial No. 28607

10.10**†	Lease Extension and Amendment Agreement dated as of April 30, 2003, to Aircraft Lease Agreement, dated November 18, 1998, between Aviation Financial Services Inc. and Compañía Panameña de Aviación, S.A., Boeing Model 737-700 Aircraft, Serial No. 28607

10.11**†	Aircraft Lease Agreement, dated as of November 18, 1998, between Aviation Financial Services Inc. and Compañía Panameña de Aviación, S.A., Boeing Model 737-700 Aircraft, Serial No. 30049

10.12**†	Letter Agreement No. 1 dated as of November 18, 1998 to Aircraft Lease Agreement, dated November 18, 1998, between Aviation Financial Services Inc. and Compañía Panameña de Aviación, S.A., Boeing Model 737-700 Aircraft, Serial No. 30049

10.13**†	Letter Agreement No. 2 dated as of March 8, 1999 to Aircraft Lease Agreement, dated November 18, 1998, between Aviation Financial Services Inc. and Compañía Panameña de Aviación, S.A., Boeing Model 737-700 Aircraft, Serial No. 30049

10.14**†	Lease Extension and Amendment Agreement dated as of April 30, 2003, to Aircraft Lease Agreement, dated November 18, 1998, between Aviation Financial Services Inc. and Compañía Panameña de Aviación, S.A., Boeing Model 737-700 Aircraft, Serial No. 30049

10.15**†	Aircraft Lease Agreement, dated as of November 30, 2003, between International Lease Finance corporation and Compañía Panameña de Aviación, S.A., Boeing Model 737-700 or 800 Aircraft, Serial No. 30676

10.16**†	Aircraft Lease Agreement, dated as of March 4, 2004, between International Lease Finance corporation and Compañía Panameña de Aviación, S.A., Boeing Model 737-700 or 800 Aircraft, Serial No. 32800

10.17**†	Aircraft Lease Agreement, dated as of December 23, 2004, between Wells Fargo Bank Noorthwest, N.A. and Compañía Panameña de Aviación, S.A., Boeing Model 737- 800 Aircraft, Serial No. 29670

10.18**†	Embraer 190LR Purchase Agreement DCT-006/2003 dated as of May 2003 between Embraer— Empresa Brasileira de Aeronáutica S.A. and Regional Aircraft Holdings Ltd.

10.19**†	Letter Agreement DCT-007/2003 dated as of May, 2003 to Aircraft Purchase Agreement DCT-006/2003 dated as of May, 2003, between Embraer— Empresa Brasileira de Aeronáutica S.A. and Regional Aircraft Holdings Ltd.

10.20**†	Letter Agreement DCT-008/2003 dated as of May, 2003 to Aircraft Purchase Agreement DCT-006/2003 dated as of May, 2003, between Embraer— Empresa Brasileira de Aeronáutica S.A. and Regional Aircraft Holdings Ltd.

10.21**	Aircraft General Terms Agreement, dated November 25, 1998, between The Boeing Company and Copa Holdings, S.A.

10.22**†	Purchase Agreement Number 2191, dated November 25, 1998, between The Boeing Company and Copa Holdings, S.A., Inc. relating to Boeing Model 737-7V3 & 737-8V3 Aircraft

10.23**†	Suplemental agreement No. 1 dated 2001 to Purchase Agreement Number 2191 between The Boeing Company and Copa Holdings, S.A.

10.24**†	Supplemental Agreement No. 2 dated as of December 21, 2001 to Purchase Agreement Number 2191 between The Boeing Company and Copa Holdings, S.A.

10.25**†	Supplemental Agreement No. 3 dated as of June 14, 2002 to Purchase Agreement Number 2191 between The Boeing Company and Copa Holdings, S.A.

10.26**†	Supplemental Agreement No. 4 dated as of December 20, 2002 to Purchase Agreement Number 2191 between The Boeing Company and Copa Holdings, S.A.

10.27**†	Supplemental Agreement No. 5 dated as of October 31, 2003 to Purchase Agreement Number 2191 between The Boeing Company and Copa Holdings, S.A.

10.28**†	Supplemental Agreement No. 6 dated as of September 9, 2004 to Purchase Agreement Number 2191 between The Boeing Company and Copa Holdings, S.A.

10.29**†	Supplemental Agreement No. 7 dated as of December 9, 2004 to Purchase Agreement Number 2191 between The Boeing Company and Copa Holdings, S.A.

10.30**†	Supplemental Agreement No. 8 dated as of April 15, 2005 to Purchase Agreement Number 2191 between The Boeing Company and Copa Holdings, S.A.

10.31**†	Maintenance Cost per Hour Engine Service Agreement, dated March 5, 2003, between G.E. Engine Services, Inc. and Copa Holdings, S.A.

10.32**†	English translation of Aviation Fuel Supply Agreement, dated July 18, 2005, between Petróleos Delta, S.A. and Compañía Panameña de Aviación, S.A.

10.33**†	Form of Amended and Restated Alliance Agreement between Continental Airlines, Inc. and Compañía Panameña de Aviación, S.A.

10.34**	Form of Amended and Restated Services Agreement between Continental Airlines, Inc. and Compañía Panameña de Aviación, S.A.

10.35**	Form of Second Amended and Restated Shareholders’ Agreement among Copa Holdings, S.A., Corporación de Inversiones Aéreas, S.A. and Continental Airlines, Inc.

10.36**	Form of Guaranteed Loan Agreement

10.37**	Form of Amended and Restated Registration Rights Agreement among Copa Holdings, S.A., Corporación de Inversiones Aéreas, S.A. and Continental Airlines, Inc.

10.38**	Form of Copa Holdings, S.A. 2005 Stock Incentive Plan

10.39**	Form of Copa Holdings, S.A. Restricted Stock Award Agreement

10.40*	Form of Indemnification Agreement with the Registrant’s directors

10.41**	Form of Amended and Restated Trademark License Agreement between Continental Airlines, Inc. and Compañía Panameña de Aviación, S.A.

10.42*†	Embraer 190 Purchase Agreement COM 0028-06 dated February 2006 between Embraer—Empresa Brasileira de Aeronáutica S.A. and Copa Holdings, S.A. relating to Embraer 190LR aircraft

10.43*†	Letter Agreement COM 0029-06 to the Embraer Agreement dated February 2006 between Embraer—Empresa Brasileira de Aeronáutica S.A. and Copa Holdings, S.A. relating to Embraer 190LR aircraft

10.44*†	Supplemental Agreement No. 9 dated as of March 16, 2006 to the Boeing Purchase Agreement Number 2191 dated November 25, 1998 between the Boeing Company and Copa Holdings, S.A.

10.44 (2006)†	Supplemental Agreement No. 11 dated as of August 30, 2006 to the Boeing Purchase Agreement Number 2191 dated November 25, 1998 between the Boeing Company and Copa Holdings, S.A.

10.45*†	Supplemental Agreement No. 10 dated as of May 8, 2006 to the Boeing Purchase Agreement Number 2191 dated November 25, 1998 between the Boeing Company and Copa Holdings, S.A.

10.45 (2006)†	Supplemental Agreement No. 12 dated as of February 26, 2007 to the Boeing Purchase Agreement Number 2191 dated November 25, 1998 between the Boeing Company and Copa Holdings, S.A.

10.46 (2006)†	Supplemental Agreement No. 13 dated as of April 23, 2007 to the Boeing Purchase Agreement Number 2191 dated November 25, 1998 between the Boeing Company and Copa Holdings, S.A.

10.47 (2007)†	Supplemental Agreement No. 14 dated as of August 31, 2007 to the Boeing Purchase Agreement Number 2191 dated November 25, 1998 between the Boeing Company and Copa Holdings, S.A.

10.48 (2007)†	Supplemental Agreement No. 15 dated as of February 21, 2008 to the Boeing Purchase Agreement Number 2191 dated November 25, 1998 between the Boeing Company and Copa Holdings, S.A.

10.49 (2008)†	Supplemental Agreement No. 16 dated as of June 30, 2008 to the Boeing Purchase Agreement Number 2191 dated November 25, 1998 between the Boeing Company and Copa Holdings, S.A.

10.50 (2008)†	Supplemental Agreement No. 17 dated as of December 15, 2008 to the Boeing Purchase Agreement Number 2191 dated November 25, 1998 between the Boeing Company and Copa Holdings, S.A.

10.51 (2009)†	Supplemental Agreement No. 18 dated as of July 15, 2009 to the Boeing Purchase Agreement Number 2191 dated November 25, 1998 between the Boeing Company and Copa Holdings, S.A

10.52 (2009)†	Supplemental Agreement No. 19 dated as of August 31, 2009 to the Boeing Purchase Agreement Number 2191 dated November 25, 1998 between the Boeing Company and Copa Holdings, S.A

10.53 (2009)†	Supplemental Agreement No. 20 dated as of November 19, 2009 to the Boeing Purchase Agreement Number 2191 dated November 25, 1998 between the Boeing Company and Copa Holdings, S.A

10.54 (2010)†	Supplemental Agreement No. 21 dated as of May 28, 2010 to the Boeing Purchase Agreement Number 2191 dated November 25, 1998 between the Boeing Company and Copa Holdings, S.A

10.55 (2010)†	Supplemental Agreement No. 22 dated as of September 24, 2010 to the Boeing Purchase Agreement Number 2191 dated November 25, 1998 between the Boeing Company and Copa Holdings, S.A

10.56 (2010)†	Supplemental Agreement No. 23 dated as of October, 2010 to the Boeing Purchase Agreement Number 2191 dated November 25, 1998 between the Boeing Company and Copa Holdings, S.A

10.57 (2011)†	On Pointsm Solutions Rate per Engine Flight Hour Service Agreement dated as of May 22, 2011 between GE Engine Services, LLC., Compañía Panameña de Aviación, S.A., and Lease Management Services, LLC.

10.58 (2012)†	On Pointsm Solutions Rate per Engine Flight Hour Service Agreement dated as of April 15, 2012 between GE Engine Services, LLC., Compañía Panameña de Aviación, S.A., and Lease Management Services, LLC.

10.62 (2017) †	Purchase Agreement No. PA-03774 dated June 27, 2012 between The Boeing Company and Copa Holdings S.A. relating to Boeing Model 737 MAX Aircraft.

12.1	Certification of the Chief Executive Officer, pursuant to Rules 13a-14 and 15d-14 under the Securities Exchange Act of 1934.

12.2	Certification of the Chief Financial Officer, pursuant to Rules 13a-14 and 15d-14 under the Securities Exchange Act of 1934.

13.1	Certification of Chief Executive Officer, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2	Certification of the Chief Financial Officer, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

21.1**	Subsidiaries of the Registrant

101. INS	XBRL Instance Document.

101. SCH	XBRL Taxonomy Extension Schema Document.

101. CAL	XBRL Taxonomy Extension Calculation Linkbase Document.

101. LAB	XBRL Taxonomy Extension Label Linkbase Document.

101. PRE	XBRL Taxonomy Extension Presentation Linkbase Document.

101. DEF	XBRL Taxonomy Extension Definition Document.

*	Previously filed with the SEC as an exhibit and incorporated by reference from our Registration Statement on Form F-1, filed June 15, 2006, File No. 333-135031.
**	Previously filed with the SEC as an exhibit and incorporated by reference from our Registration Statement on Form F-1, filed November 28, 2005, as amended on December 1, 2005 and December 13, 2005, File No. 333-129967.
2006	Previously filed with the SEC as an exhibit and incorporated by reference from our Annual Report on Form 20-F, filed July 2, 2007, File No.001-07956031.
2007	Previously filed with the SEC as an exhibit and incorporated by reference from our Annual Report on Form 20-F, filed May 9, 2008, File No.001-08818238.
2008	Previously filed with the SEC as an exhibit and incorporated by reference from our Annual Report on Form 20-F, filed May 6, 2009, File No. 001- 09801609.
2009	Previously filed with the SEC as an exhibit and incorporated by reference from our Annual Report on Form 20-F, filed March 17, 2010, File No. 001- 10686910.

2010	Previously filed with the SEC as an exhibit and incorporated by reference from our Annual Report on Form 20-F, filed May 17, 2011, as amended on December 22, 2011, File No. 001- 111276555
2011	Previously filed with the SEC as an exhibit and incorporated by reference from our Annual Report on Form 20-F, filed April 16, 2012, File No. 001- 12762135.
2012	Previously filed with the SEC as an exhibit and incorporated by reference from our Annual Report on Form 20-F, filed April 29, 2013, File No. 001- 13792566.
†	The Registrant was granted confidential treatment for portions of this exhibit.

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

COPA HOLDINGS, S.A.

By:	/s/ Pedro Heilbron
Name: Pedro Heilbron
Title: Chief Executive Officer

By:	/s/ Jose Montero
Name: Jose Montero
Title: Chief Financial Officer

Dated: April 8, 2020

Consolidated Financial Statements

Copa Holdings, S. A. and Subsidiaries

Year ended December 31, 2019

with Report of the Independent Registered Public Accounting Firm

COPA HOLDINGS, S. A. AND SUBSIDIARIES

COPA HOLDINGS, S. A. AND SUBSIDIARIES

Report of the Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of

Copa Holdings, S.A. and subsidiaries

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Copa Holdings, S.A. and subsidiaries as of December 31, 2019 and 2018, the related consolidated statements of profit or loss, comprehensive income (loss), changes in equity and cash flows for each of the three years in the period ended December 31, 2019 and the related notes (collectively referred to as the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company at December 31, 2019 and 2018, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2019, in conformity with International Financial Reporting Standards, as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated April 8, 2020 expressed an unqualified opinion thereon.

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

Material Uncertainty Related to Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 29 to the financial statements, as a result of the effects of COVID-19 global pandemic in March 2020 the Company and the entire aviation industry began to experience a significant drop in the demand for air travel, as evidenced by a significant reduction in forward sales over the next few months. In addition, several countries have either prohibited flights to their countries or imposed significant travel restrictions. On March 19, 2020 the Republic of Panama suspended all international passenger fights in Tocumen International Airport, where the Company’s hub is located, for a period of 30 days in response to the virus. As a result of the government’s decision the Company was compelled to suspend all its operations in the near term. These actions, which are largely outside the control of the Company, raise substantial doubt about the Company’s ability to continue as a going concern. In response, the Company has accessed additional sources of liquidity, deferred capital expenditures, and is seeking various vendor relief. Management’s plans in regard to these matters are further described in Note 29. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Adoption of IFRS 16 – Leases

Description of the Matter

Under IFRS 16 – Leases, the lessee is required to recognize the present value of future lease payments as a right-of-use asset and a corresponding financial liability.

The Company adopted IFRS 16 under the full retrospectively approach, which required the initial assessment of all lease contracts from the beginning of the contracts and the restatement of each prior reporting period presented. As described in Note 5 to the consolidated financial statements, the initial application of IFRS 16 resulted in the recognition of a US$384 million right of use asset and a US$397 million lease liability as of December 31, 2017.

Auditing the adoption of IFRS 16 was complex as it involved evaluating significant judgments and assumptions applied by Management in calculating the incremental borrowing rate, assessment of the contracts to determine if are lease, determining the lease term, assessing the leased aircraft’s return obligations that are not utilization based and the determination of the components of the right of use asset.

How We Addressed the Matter in Our Audit

We obtained an understanding, evaluated the design and tested the operating effectiveness of controls over the Company’s IFRS 16 adoption process including controls over management’s review of the significant assumptions described above, the data inputs used by the Company in the calculations of right of use assets and lease liabilities and the recording of the balances in the financial statements.

To test the completeness and accuracy of the underlying data used to calculate the right of use asset and lease liability our procedures included, among others, comparing the leases’ terms and conditions as per the contracts to the data used in the calculation and comparing the leases included in the adoption analysis to the leases included in the total prior period lease expense to determine whether any agreements were omitted.

To test the assumptions used in the model our procedures included, among others, testing the componentization of the leased aircraft, principally consisting of maintenance related components, and its useful lives by comparing them with the historical componentization of owned aircraft in the same fleet and evaluating the basis to determine the costs of the return obligations that are not utilization based and the useful lives. Further, we involved our specialists to assist in evaluating management’s methodology for determining the incremental borrowing rate (e.g., adjustments for collateral and lease term). We clerically tested the Company’s calculations to determine the right-of-use asset and lease liability as of January 1, 2017, December 31, 2017, December 31, 2018 and December 31, 2019.

In addition, we compared the Company’s disclosures related to the adoption of IFRS 16 to the disclosure requirements in IAS 8 - Accounting Policies, Changes in Accounting Estimates and Errors and in IFRS 16.

Provision for Return Conditions

Description of the Matter	As described in Note 4 to the consolidated financial statements, the Company records a provision in accordance IAS 37 – Provisions, Contingent Liabilities and Contingent Assets to accrue for the expected cost that will be incurred to return aircrafts to their lessors in an agreed-upon condition. These payments are generally owed at the end of the lease term and represent a restoration obligation incurred over the lease term as the aircraft and engines are utilized. The provision is based on the net present value of the estimated costs of returning the aircraft and is accrued during the term of the lease. These costs are reviewed annually and adjusted as appropriate. Changes in estimates between the provision balance and the expected costs are adjusted prospectively with any final difference recorded in the period when the aircraft is returned. As of December 31, 2019, the Company’s provision for return conditions totaled US$133 million.

Auditing this provision is a Critical Audit Matter because of the subjectivity and complexity of the required assumptions applied in the model used by the Company, including estimates of future maintenance costs, determination of an appropriate discount rate, application of inflation rates and operational estimates of aircraft utilization. Other key inputs include flight hours and flight cycles, route increases, entry of new aircraft, lease extensions and actual aircraft return costs.

How We Addressed the Matter in Our Audit

We obtained an understanding, evaluated the design and tested the operating effectiveness of controls over the Company’s return condition estimation process. We tested controls over management’s review of the expected return cost and discount rate calculation, the other significant assumptions and the data inputs outlined above that are used in the calculation.

To test the provision for return condition, we involved a valuation specialist to assist in the review of the discount rate. Our audit procedures included, among others, evaluating the methodology and the significant assumptions used, the review of the accuracy and completeness of the lease contract population and underlying data used by Management to calculate the return cost. We tested the inputs used in the calculation, including historical return costs incurred, and specified return conditions, discount rate, escalation rate based on contractual terms, leased aircraft return date and return condition requirements, including minimum flight hours and flight cycles (each established in the lease contracts), and the actual utilization reports from the Company’s aircraft maintenance system records.

We compared the assumptions used by management to historical data and evaluated the change in the provision for return conditions from prior years in relation to changes in return costs and discount rates. In addition, we independently recalculated the discount rate as of December 31, 2019 and we compared our results with the Company’s calculations.

Frequent Flyer Deferred Revenue

Description of the Matter	The Company’s frequent flyer deferred revenue totaled US$80 million as of December 31, 2019. As described in Note 3 to the consolidated financial statements, when a passenger elects to receive Copa’s frequent flyer miles in connection with a flight, the Company recognizes a portion of the revenue related to the flight performance obligation when the air transportation is provided and defers a portion of the revenue (frequent flyer deferred revenue) representing the value of the related miles as a separate performance obligation. To determine the amount of revenue to be deferred, the Company estimates the selling price of miles. The selling price is based on an equivalent weighted average ticket value, which incorporates the expected redemption of miles including factors such as breakage (i.e., miles sold that will not be redeemed for an award before they expire) and other important redemption attributes such as cabin class, geographic region and redemptions on other airlines. The Company also sells miles to non-airline businesses with which it has marketing agreements. The portion of the revenue from these contracts that represents a mileage performance obligation is also deferred as frequent flyer deferred revenue.

To estimate breakage the Company uses a statistical model that incorporates the internal historical redemption data as well as industry patterns. However, considering Copa’s frequent flyer program was established in 2015, its historical redemption data is limited. Changes in the estimated breakage and estimated selling price of miles are applied on a prospective basis. The initial estimate of breakage is established at the time the miles are sold, but the expected breakage on outstanding miles is updated annually along with the estimated fair value of the miles sold. The Company engages a specialist to assist in the performance of the breakage calculation.

Auditing the breakage and fair value of the miles in the frequent flyer program is a Critical Audit Matter due to the complexity of the models used and the subjectivity of the assumptions applied as described above.

How We Addressed the Matter in Our Audit

We obtained an understanding, evaluated the design and tested the controls that address the risks of material misstatement relating to the measurement and valuation of the frequent flyer program deferred revenue. We tested controls over management’s review of the fair value and breakage calculations including the data inputs used for the calculation.

To test the fair value of miles, our procedures included evaluating the model used by management and the significant assumptions applied to determine the average fare, breakage and the number of miles required for each redemption category. We also tested the completeness and accuracy of the underlying data used by the Company.

In addition, to test the estimated miles that will expire without use, our procedures included evaluating the methodology used and the assumptions applied, including whether the historical redemption data used in the model is representative of future redemption behavior. We also evaluated the competence of management’s specialist. To test the completeness and accuracy of the underlying data our procedures included a review of the actual redemptions made from program inception to 2019.

Classification of Embraer Fleet as Held for Sale

Description of the Matter

As described in Note 13 to the consolidated financial statements, in November 2019, the Company announced its decision to accelerate the exit of its remaining 14 Embraer 190 aircraft and related spare parts, expendables and supplies in the near term. As a result of this decision the Company reclassified the Embraer fleet and spare parts, expendables and supplies to assets held for sale and recognized an impairment of US$89 million upon measuring the assets at the lower of their carrying amount and fair value less cost to sell.

The Company determined the fair value of the aircraft (including engines) by reference to values established in a preliminary agreement with a potential buyer and confirmed the reasonableness of those amounts by reference to published sources and prior sales occurring during 2019. The Company engaged a specialist to assist in the performance of the fair value calculation of the spare parts, expendables and supplies.

Auditing the classification of the Embraer fleet as held for sale is a Critical Audit Matter due to the high degree of subjectivity applied by the Company to determine whether the assets meet the definition of held for sale and to measure the fair value less cost to sell of the aircraft and related spare parts, expendables and supplies.

How We Addressed the Matter in Our Audit

We obtained an understanding, evaluated the design and tested the controls that address the risks of material misstatement relating to the measurement of the impairment of non-financial assets. We tested controls over management’s review of the fair value and cost to sell calculations including the data inputs used for the calculation.

Our substantive audit procedures included, among others, evaluating management’s efforts to complete the sale within one year from the date of classification to held for sale, including consideration of the fleet replacement plan. We compared the fair value of the aircraft to the preliminary agreement and prices from public sources and previous sales activity. We tested the assumptions applied to determine the fair value of the spare parts, expendables and supplies from the range of values determined by management’s specialists. We also tested the accuracy and completeness of the underlying data used to determine the impairment loss. Further, we evaluated the competence of management’s specialist involved in determining the fair value of the spare parts, expendables and supplies.

Ernst & Young Limited Corp.

A member practice of Ernst & Young Global Limited

/s/ Ernst & Young Limited Corp.

We have served as the Company’s auditor since 1999

Panama City, Republic of Panama

April 8, 2020

Copa Holdings, S. A. and Subsidiaries

Consolidated statement of financial position

As of December, 31

(In US$ thousands)

	Notes	2019	2018 Restated*	2017 Restated*
ASSETS
Current assets
Cash and cash equivalents	8	$158,732	$156,158	$238,792
Investments	9	692,403	566,200	705,108
Accounts receivable	10,23	129,781	116,054	115,641
Expendable parts and supplies	11	69,100	86,530	81,825
Prepaid expenses	12	49,034	70,237	41,564
Prepaid income tax		1,181	10,357	—
Other currents assets	17	14,206	14,056	11,701

		1,114,437	1,019,592	1,194,631
Asset held for sale	13	120,006	40,330	—

		1,234,443	1,059,922	1,194,631
Non-current assets
Investments	9	134,347	138,846	65,953
Accounts receivable	10	2,139	1,177	2,444
Prepaid expenses	12	17,743	25,637	26,130
Property and equipment	13	2,532,402	2,698,131	2,614,216
Right of use assets	14	290,843	361,993	384,350
Net pension asset	15	249	5,091	3,185
Intangible assets	16	108,116	101,168	81,115
Deferred tax assets	22	19,215	16,041	19,099
Other non-current assets	17	17,881	33,899	31,140

		3,122,935	3,381,983	3,227,632

Total assets		$4,357,378	$4,441,905	$4,422,263

LIABILITIES AND EQUITY
Current liabilities
Current maturities of long-term debt	18	$117,238	$311,965	$298,462
Current portion of lease liability	14	97,732	102,452	106,950
Trade, other payables and financial liabilities	19,23	133,502	140,239	129,961
Air traffic liability	7.2	497,374	471,676	477,168
Frequent flyer deferred revenue	7.2	35,120	30,342	17,197
Taxes and interest payable		51,611	44,749	70,077
Accrued expenses payable	20	55,373	47,390	61,278
Income tax payable		9,683	—	3,700

		997,633	1,148,813	1,164,793
Non-current liabilities
Long-term debt	18	938,183	975,283	876,119
Lease liability	14	206,832	273,231	290,056
Frequent flyer deferred revenue	7.2	45,206	37,472	33,115
Other long-term liabilities	21	191,221	161,572	154,777
Deferred tax liabilities	22	43,397	48,940	52,465

		1,424,839	1,496,498	1,406,532

Total liabilities		2,422,472	2,645,311	2,571,325

Equity	24
Issued capital
Class A common stock - 33,835,747 (2018 -33,816,276) shares issued 31,337,856 (2018 - 31,257,686) outstanding		21,142	21,087	21,038
Class B common stock - 10,938,125 (2018 - 10,938,125) shares issued and outstanding, no par value		7,466	7,466	7,466
Additional paid in capital		86,135	80,041	72,945
Treasury stock		(136,388)	(136,388)	(136,388)
Retained earnings		1,965,179	1,828,615	1,889,765
Accumulated other comprehensive loss		(8,628)	(4,227)	(3,888)

Total equity		1,934,906	1,796,594	1,850,938

Commitments and contingencies	27	—	—	—

Total liabilities and equity		$4,357,378	$4,441,905	$4,422,263

*	See in note 5

The accompanying notes are an integral part of these consolidated financial statements.

Copa Holdings, S. A. and Subsidiaries

Consolidated statement of profit or loss

For the year ended December, 31

(In US$ thousands)

	Notes	2019	2018 Restated*	2017 Restated*
Operating revenue
Passenger revenue		$2,612,605	$2,587,389	$2,444,251
Cargo and mail revenue		62,460	62,483	55,290
Other operating revenue		32,343	27,755	22,245

	7	2,707,408	2,677,627	2,521,786
Operating expenses
Fuel		696,249	765,781	572,746
Wages, salaries, benefits and other employees’ expenses		450,439	443,287	415,147
Passenger servicing		102,103	104,346	99,447
Airport facilities and handling charges		181,959	186,422	171,040
Sales and distribution		210,623	210,158	200,256
Maintenance, materials and repairs		127,562	110,710	131,181
Depreciation and amortization	13,14,16	282,080	276,563	277,523
Impairment of non financial assets	13	89,344	188,624	—
Flight operations		102,806	108,437	101,647
Other operating and administrative expenses		118,090	123,737	114,415

		2,361,255	2,518,065	2,083,402
Operating profit		346,153	159,562	438,384
Non-operating (expense) income
Finance cost	14,18	(57,432)	(50,825)	(51,096)
Finance income	18	24,405	23,628	17,939
(Loss) Gain on foreign currency fluctuations		(15,408)	(9,398)	6,218
Net change in fair value of derivatives		—	—	2,801
Other non-operating expense		(4,279)	(239)	(2,337)

		(52,714)	(36,834)	(26,475)

Profit before taxes		293,439	122,728	411,909
Income tax expense	22	(46,437)	(34,530)	(49,310)

Net profit		$247,002	$88,198	$362,599

Earnings per share

Basic and diluted	26	$5.81	$2.08	$8.55

*	See in note 5

The accompanying notes are an integral part of these consolidated financial statements.

Copa Holdings, S. A. and Subsidiaries

Consolidated statement of comprehensive income

For the year ended December, 31

(In US$ thousands)

	2019	2018 Restated*	2017 Restated*
Net profit	$247,002	$88,198	$362,599

Other comprehensive loss
Other comprehensive loss not to be reclassified to profit or loss in subsequent periods -
Remeasurement of actuarial loss, net of amortization	(4,401)	(339)	(2,016)

Total comprehensive income for the year	$242,601	$87,859	$360,583

*	See in note 5

Copa Holdings, S. A. and Subsidiaries

Consolidated statement of changes in equity

For the year ended December, 31

(In US$ thousands)

									Accumulated
		Common stock				Additional			other
		(Non - par value)		Issued capital		paid in	Treasury	Retained	comprehensive	Total
	Notes	Class A	Class B	Class A	Class B	capital	stock	earnings	income (loss)	equity
At January 1, 2017 (restated)		31,112,356	10,938,125	$20,988	$7,466	$64,986	$(136,388)	$1,673,509	$(1,872)	1,628,689
Adjustment on initial application of IFRS 16	5	—	—	—	—	—	—	(39,551)	—	(39,551)

At January 1, 2017 (restated)		31,112,356	10,938,125	$20,988	$7,466	$64,986	$(136,388)	$1,633,958	$(1,872)	$1,589,138
Net profit		—	—	—	—	—	—	362,599	—	362,599
Other comprehensive loss		—	—	—	—	—	—	—	(2,016)	(2,016)
Issuance of stock for employee awards		62,224	—	42	—	(42)	—	—	—	—
Share-based compensation expense		—	—	—	—	7,422	—	—	—	7,422
Dividends paid		—	—	—	—	—	—	(106,792)	—	(106,792)
Share options exercised		11,061	—	8	—	579	—	—	—	587

At December 31, 2017 (restated)		31,185,641	10,938,125	$21,038	$7,466	$72,945	$(136,388)	$1,889,765	$(3,888)	$1,850,938
Adjustment on initial application of IFRS 9	28.3	—	—	—	—	—	—	(1,744)	—	(1,744)
Net profit		—	—	—	—	—	—	88,198	—	88,198
Other comprehensive loss	15	—	—	—	—	—	—	—	(339)	(339)
Issuance of stock for employee awards		72,045	—	49	—	(49)	—	—	—	—
Share-based compensation expense	25	—	—	—	—	7,145	—	—	—	7,145
Dividends paid	24	—	—	—	—	—	—	(147,604)	—	(147,604)

At December 31, 2018 (restated)		31,257,686	10,938,125	$21,087	$7,466	$80,041	$(136,388)	$1,828,615	$(4,227)	$1,796,594
Net profit		—	—	—	—	—	—	247,002	—	247,002
Other comprehensive loss		—	—	—	—	—	—	—	(4,401)	(4,401)
Issuance of stock for employee awards		80,170	—	55	—	(55)	—	—	—	—
Share-based compensation expense	25	—	—	—	—	6,149	—	—	—	6,149
Dividends paid	24	—	—	—	—	—	—	(110,438)	—	(110,438)

At December 31, 2019		31,337,856	10,938,125	$21,142	$7,466	$86,135	$(136,388)	$1,965,179	$(8,628)	$1,934,906

The accompanying notes are an integral part of these consolidated financial statements.

Copa Holdings, S. A. and Subsidiaries

Consolidated statement of cash flows

For the year ended December, 31

(In US$ thousands)

	Notes	2019	2018 Restated*	2017 Restated*
Operating activities
Net profit		$247,002	$88,198	$362,599
Adjustments for:
Income tax expense		46,437	34,530	49,310
Finance cost	18	57,432	50,825	51,096
Finance income	18	(24,405)	(23,628)	92,260
Depreciation and amortization	13,14,16	282,080	276,563	167,324
Impairment of non financial assets		89,344	188,624	—
Disposal of assets		3,850	3,746	3,316
Impairment of financial assets	10	483	1,409	879
Allowance for obsolescence of expendable parts and supplies		164	159	182
Derivative instruments mark to market		—	—	(2,801)
Share-based compensation expense	25	6,149	7,145	7,422
Net foreign exchange differences		45,086	42,536	26,581
Change in:
Accounts receivable		(17,054)	(3,150)	(3,534)
Accounts receivable from related parties	10	76	95	181
Other current assets		15,653	(50,241)	26,018
Other assets		20,678	(5,669)	(1,012)
Accounts payable		(2,984)	8,270	20,313
Accounts payable from related parties	19	(587)	2,584	4,199
Air traffic liability		25,698	(5,492)	77,372
Frequent flyer deferred revenue		12,512	17,502	13,630
Other liability		48,400	(24,515)	27,355

Cash from operating activities		856,014	609,491	922,690
Income tax paid		(42,999)	(38,698)	(51,077)
Interest paid		(52,234)	(49,317)	(50,342)
Interest received		24,102	21,537	14,235

Net cash from operating activities		784,883	543,013	835,506
Investing activities
Acquisition of investments		(711,045)	(711,840)	(854,119)
Proceeds from redemption of investments		589,602	775,504	567,007
Advance payments on aircraft purchase contracts and other		(75,428)	(216,732)	(191,315)
Reimbursement of advance payments on aircraft purchase contracts		48,262	152,651	28,888
Acquisition of property and equipment		(62,397)	(118,997)	(109,945)
Proceeds from sale of property and equipment		43,603	—	6
Acquisition of intangible assets	16	(25,465)	(30,182)	(18,681)

Net cash used in investing activities		(192,868)	(149,596)	(578,159)
Financing activities
Proceeds from new borrowings	18	95,000	225,000	147,798
Payments on loans and borrowings	18	(426,827)	(401,333)	(246,349)
Payment of lease liability	14	(103,069)	(106,254)	(108,174)
Dividends paid		(110,438)	(147,604)	(106,792)
Proceeds from exercise of share options		—	—	587

Net cash used in financing activities		(545,334)	(430,191)	(312,930)

Net increase (decrease) in cash and cash equivalents		46,681	(36,774)	(55,583)
Cash and cash equivalents at January 1		156,158	238,792	331,687
Effect of exchange rate change on cash		(44,107)	(45,860)	(37,312)

Cash and cash equivalents at December 31		$158,732	$156,158	238,792

*	See note 5

The accompanying notes are an integral part of these consolidated financial statements.

COPA HOLDINGS, S. A. AND SUBSIDIARIES

Notes to the consolidated financial statements

1.	Corporate information

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

Copa Colombia operates “Wingo” a brand under a low-cost business model. Wingo operates administratively and functionally under Copa Colombia, with an independent structure for its commercialization, distribution systems and customer service. Wingo currently flights to 22 destinations, 6 domestic and 16 international, in 10 countries in South and Central America and the Caribbean.

•

OVAL: incorporated according to the laws of the British Virgin Islands, it controls the special-purpose entities that have a beneficial interest in the majority of the Company’s fleet, which is leased to either Copa Airlines or Copa Colombia.

The Company currently offers approximately 361 daily scheduled flights to 80 destinations in 33 countries in North, Central and South America and the Caribbean, mainly from its Panama City Hub. Additionally, the Company provides passengers with access to flights to more than 200 international destinations through codeshare agreements. The Company is part of Star Alliance, the leading global airline network since June 2012.

The Company has a broad commercial alliance with United Airlines Holdings, Inc. (“United”), which was renewed during May 2016, for another five years. This Alliance includes an extensive and expanding code-sharing and technology cooperation.

Copa Airlines has the loyalty program “ConnectMiles”, designed to strengthen the relationship with its frequent flyers and provide exclusive attention. ConnectMiles members are eligible to earn and redeem miles to any of Star Alliance’s 1,300 (unaudited) destinations in 195 countries within 26 airlines members (unaudited).

As of December 31, 2019, the Company operates a fleet of 102 aircraft with an average age of 9.2 years, and consists of 68 Boeing 737-800 Next Generation aircraft, 14 Boeing 737-700 Next Generation aircraft, and 14 Embraer E190 aircraft.

On March 2019, the Federal Aviation Administration (FAA) grounded all U.S. registered Boeing 737 MAX aircraft an action that was followed by most of the world’s aviation regulators, including Panamanian aviation regulators. The Company’ grounded fleet currently includes 6 Boeing 737 MAX aircraft, in addition the Company have 65 aircraft on order (see note 27).

As of December 31, 2019 the Company has an investment in MAX aircraft (measured at net book value) of $786.2 million, which included deposits made for future purchases of $463.3 million.

F-11	(Continued)

COPA HOLDINGS, S. A. AND SUBSIDIARIES

Notes to the consolidated financial statements

The Company is currently in negotiations with Boeing over compensation for the damages that its have suffered as a result of the MAX grounding and expect those to be satisfactory resolved in the near term.

As part of its plan to increase efficiencies, the Company has decided to further accelerate the exit of its Embraer E190 fleet and is planning to sell the remaining 14 aircraft over the next year. However, the Company may enter into short term sale leasebacks to meet operating demand. As of December 31, 2019 the Embraer E190 fleet was classified as “Asset held for sale” in the consolidated statement of financial position (see note 13).

The consolidated financial statements for the year ended December 31, 2019 have been authorized for issuance by the Company’s Chief Executive Officer and Chief Financial Officer on April 8, 2020.

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

The following are the significant subsidiaries included in these financial statements:

		Ownership
	Country of	interest
Name	Incorporation	2019	2018
Copa Airlines	Panama	99%	99%
Copa Colombia	Colombia	99%	99%
Oval	British Virgin Islands	100%	100%

(b)	Current versus non-current classification

The Company presents assets and liabilities in the statement of financial position based on current/non-current classification.

An asset is current when it is:

•	expected to be realized or intended to be sold or consumed in the normal operating cycle

•	expected to be realized within twelve months after the reporting period, or

•	cash or cash equivalent, unless restricted.

All other assets are classified as non-current.

A liability is current when:

•	it is expected to be settled in the normal operating cycle

•	it is due to be settled within twelve months after the reporting period, or

•	there is no unconditional right to defer the settlement of the liability for at least twelve months after the reporting period.

The Company classifies all other liabilities as non-current.

Deferred tax assets and liabilities are classified as non-current assets and liabilities.

F-13	(Continued)

COPA HOLDINGS, S. A. AND SUBSIDIARIES

Notes to the consolidated financial statements

(c)	Foreign currencies

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

Revenue is recognized when control of the goods or services is transferred to the customer at an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods or services. The consideration received or receivable is measured taking into account contractually defined terms of payment and excluding taxes or duties. The following specific recognition criteria must also be met before revenue is recognized:

Passenger revenue

Passenger revenue is primarily composed of passenger ticket sales, frequent flyer miles redeemed and ancillaries revenues associated with a passenger’s flight.

•	Passenger tickets

Passenger revenue from tickets is recognized when transportation is provided rather than when a ticket is sold. The amount of passenger ticket sales, not yet recognized as revenue, is reflected under “Air traffic liability” in the consolidated statement of financial position. Refundable and nonrefundable tickets expire after one year from the date of issuance. The Company performs a monthly liability evaluation using its historical experience with refundable and nonrefundable expired tickets and other facts. Revenue is recognized for tickets that are expected not to be used. A year after the sales is made, actual ticket breakage is removed from “Air Traffic liability” and the provision is reversed.

The Company sells certain tickets with connecting flights with one or more segments operated by its other airline partners. For segments operated by other airline partners, the Company has determined that it is acting as an agent on behalf of the other airlines as they are responsible for their portion of the contract. The Company, as the agent, reduces its “Air traffic liability” when consideration is remitted to those airlines, and recognizes revenue for the net amount representing commission to be retained by the Company for any segments flown by other airlines.

F-14	(Continued)

COPA HOLDINGS, S. A. AND SUBSIDIARIES

Notes to the consolidated financial statements

Denied boarding compensation made to customers for voluntarily or involuntarily denied boarding reduces revenue when the voucher is issued to the passenger.

•	Frequent flyer program

The Company’s frequent flyer program objective, is to reward customer loyalty. Members in this program earn miles for travel on Copa Airlines, Star Alliance partners’ airlines. and also by purchasing the goods and services of the Company network of non-airline partners and co-branded credit cards. The miles or points earned can be exchanged for flights on Copa or any of other Star Alliance partners’ airlines.

Passenger revenue includes flights redeemed under our frequent flyer program.

When a passenger elects to receive Copa’s frequent flyer miles in connection with a flight, the Company recognizes a portion of the tickets sale as revenue when the air transportation is provided and recognizes a deferred liability (Frequent flyer deferred revenue) for the portion of the ticket sale representing the value of the related miles as a separate performance obligation. To determine the amount of revenue to be deferred, the Company estimates and allocates the fair value of the miles that were essentially sold along with the airfare, based on a weighted average ticket value, which incorporates the expected redemption of miles including factors such as redemption pattern, cabin class and geographic region.

A statistical model that estimates the percentages of points that will not be redeemed before expiration is used to estimate breakage. The breakage and the fair value of the miles are reviewed at least annually, and any adjustments are reflected on a prospective basis to passenger revenues.

The Company calculates the short and long-term portion of the frequent flyer deferred revenue, using a model that includes estimates based on the members’ redemption rates projected by management due to clients’ behavior.

Currently, when a member of another carrier frequent flyer program redeems miles on a Copa Airlines flights, those carriers pay to the Company a per mile rate. The rates paid by them depend on the class of service, the flight length, and the availability of the reward and is included in passenger revenues.

•	Ancillaries revenues

Are primarily composed of services performed in conjunction with a passenger’s flight, including administrative fees (such as ticket change fees), baggage fees, and other ticket-related fees. These ancillary fees are part of the travel performance obligation and, as such, are recognized as passenger revenue when the travel occurs.

Cargo and mail revenue

Cargo and mail revenue are recognized when the Company provides and completes the shipping services as requested by the client and the risks on the merchandise and goods are transferred.

F-15	(Continued)

COPA HOLDINGS, S. A. AND SUBSIDIARIES

Notes to the consolidated financial statements

Other operating revenue

Other operating revenue includes revenue associated with the marketing component of the frequent flyer program. This revenue is comprised of the marketing component of mileage sales to co-branded card, other partners and other marketing related payments.

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

The remaining amounts included within other revenue is related to lease income, advertising and vacation-related services.

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

The classification of financial assets at initial recognition depends on the financial assets contractual cash flow characteristics and the Company’s business model for managing them. With the exception of accounts receivables that do not contain a significant financing component or for which the Company has applied the practical expedient, the Company initially measures a financial asset at its fair value plus, in the case of a financial asset not at fair value through profit or loss, transaction costs. Accounts receivables that do not contain a significant financing component or for which the Company has applied the practical expedient are measured at the transaction price.

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

(ii)	Subsequent measurement

For purposes of subsequent measurement, financial assets are classified in four categories:

•	Financial assets at amortized cost (debt instruments)

•	Financial assets at fair value through OCI with recycling of cumulative gains and losses (debt instruments)

•	Financial assets designated at fair value through OCI with no recycling of cumulative gains and losses upon derecognition (equity instruments)

•	Financial assets at fair value through profit or loss

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

For accounts receivables the Company applies a simplified approach in calculating ECLs. Therefore, the Company does not track changes in credit risk, but instead recognizes a loss allowance based on lifetime ECLs at each quarterly reporting date.

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

A financial asset is written off when there is no reasonable expectation of recovering the contractual cash flows. The Company considers that there are no realistic prospects of recovery of the asset if any of the following indicators are present:

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

As of December 31, 2019 and 2018, the Company does not have financial instruments designated under hedge accounting.

(g) Impairment of non - financial assets

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

Impairment losses of continuing operations, including impairment on inventories, are recognized under “Impairment of non financial assets” in the consolidated statement of profit or loss.

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

The Company recognizes the depreciation on a straight-line basis, which for some aircraft components is akin to depreciation based on use, over the estimated useful life of the assets. Depreciation is recognized in the consolidated statement of profit or loss from the date the property, and equipment is installed and ready for use.

Property and equipment	Estimate useful life (years)	Residual Value
Flight equipment (*)
Airframe and engines	27	15%
Major maintenance events	3-16	—
Ramp and miscellaneous
Ground equipment	10	—
Furniture, fixture, equipment and other	5-10	—
Leasehold improvements	Lesser of remaining lease term and estimated useful life of the leasehold improvement	—

(*)	Excluding the Embraer 190 fleet, see note 13.

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

The costs of major maintenance events for leased aircraft are capitalized and depreciated over the shorter of the scheduled usage period to the next major inspection event or the remaining life of lease term (as appropriate), the remaining value of the previously capitalized maintenance or the right-of-use asset (“ROU”) component if any, is charged to expense upon completion of the subsequent maintenance event.

The residual values, useful life, and methods of depreciation of property and equipment are reviewed at each financial year-end and adjusted prospectively, if appropriate.

The land owned by the Company is recognized at cost less any accumulated impairment.

F-23	(Continued)

COPA HOLDINGS, S. A. AND SUBSIDIARIES

Notes to the consolidated financial statements

(k) Leases

At inception of a contract, the Company assesses whether the contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. To assess whether a contract, conveys the right to control the use of an identified asset, the Company assesses whether:

•	The Company has the right to obtain substantially all of the economic benefits from use of the identified asset; and

•	The Company has the right to direct the use of the identified asset.

The Company as a lessee

At the commencement date, the Company recognizes a ROU and a lease liability.

The ROU is measured at cost and comprises:

•	the amount of the initial measurement of the lease liability,

•	any lease payments made at or before the commencement date, less any lease incentives received;

•	any initial direct costs incurred by the lessee; and

•

an estimate of costs to be incurred by the lessee in dismantling and removing the underlying asset, restoring the site on which it is located or restoring the underlying asset to the condition required by the terms and conditions of the lease, unless those costs are incurred to produce inventories. The Company incurs the obligation for those costs either at the commencement date or as a consequence of having used the underlying asset during a particular period.

The ROU is subsequently depreciated using the straight line method from the commencement date to the earlier of the end of the useful life of the ROU or component, or lease term. The estimated useful life of ROU is determined of the same basis of owned property and equipment.

At inception or on reassessment of a contract that contains a lease component, the Company allocates the consideration in the contract to each lease component on the basis of their relative stand-alone prices. In this regard, the Company applies the following, by class of underlying asset:

•	for the leases of real estate, the Company has elected to separate non-lease components.

•

for aircraft leases, the value of major maintenance inspection or overhaul embedded in the aircraft is recognized as a separated component and is depreciated over the estimated time period until the first maintenance event is performed or the remaining life of lease term (as appropriate) which ever is shorter.

The lease liability, is initially measured at the present value of the lease payments that are not paid at that date, discounted using the interest rate implicit in the lease, if that rate can be readily determined or the lessee’s incremental borrowing rate.

F-24	(Continued)

COPA HOLDINGS, S. A. AND SUBSIDIARIES

Notes to the consolidated financial statements

The lease payments included in the measurement of the lease liability comprise:

•	fixed payments (including in-substance fixed payments), less any lease incentives receivable;

•	variable lease payments that depend on an index or a rate, initially measured using the index or rate as at the commencement date;

•	amounts expected to be payable by the lessee under residual value guarantees;

•	the exercise price of a purchase option if the lessee is reasonably certain to exercise that option; and

•	payments of penalties for terminating the lease, if the lease term reflects the lessee exercising an option to terminate the lease.

Variable lease payments that do not depend on an index or a rate are recognized as lease expenses in the period in which the event or condition that triggers the payment occurs, under “Other operating and administrative expenses” in the consolidated statement of profit or loss.

The lease liability is measured at amortized cost using the effective interest method. It is remeasured when there is a change in future lease payments arising from a change in an index or a rate, if there is a change in the Company’s estimated amount expected to be payable under a residual value guarantee or if the Company changes its assessment of whether it will exercise a purchase, extension or termination option.

When the lease liability is remeasured in this way, a corresponding adjustment is made to the carrying amount of the ROU, or is recorded in profit or loss if the carrying amount of ROU has been reduced to zero.

Financing arrangements where is certain that the asset will be purchased at the end of the lease term, are “in substance purchases” and not leases, in those cases, the related liability is considered a financial liability under IFRS 9 and the asset, as property and equipment, according to IAS 16.

The Company has elected not to recognize ROU and lease liabilities for short-term leases that have a lease term of 12 months or less and leases of low value assets. The Company recognizes the lease payments associated with these leases as an expense on a straight-line basis over the lease term as “Other operating and administrative expenses” in the consolidated statement of profit or loss.

The Company as lessor

When assets are leased under operating leases, the asset is included in the consolidated statement of financial position according to its nature. Revenue from operating leases is recognized over the lease term on a straight-line basis as part of other operating revenue.

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

The useful life of intangible assets are assessed as either finite or indefinite.

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

Intangible assets with indefinite useful life are not amortized but are tested for impairment at least annually, either individually or at the CGU level. The assessment of indefinite life is reviewed annually to determine whether the indefinite life continues to be supportable. If not, the change in useful life from indefinite to finite is made on a prospective basis.

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

COPA HOLDINGS, S. A. AND SUBSIDIARIES

Notes to the consolidated financial statements

Acquired computer software licenses are capitalized on the basis of the costs incurred to acquire and bring to use the specific software. These costs are amortized using the straight-line method over their estimated useful life (from three to eight years) and the amortization is recognized in the consolidated statement of profit or loss. Costs associated with maintaining computer software programs are recognized as an expense as incurred.

Costs that are directly associated with the production of identifiable and unique software products controlled by the Company and that are estimated to generate economic benefits exceeding costs beyond one year, are recognized as intangible assets. Direct costs include the software development employee costs and an appropriate portion of relevant overheads. These costs are amortized using the straight-line method over their estimated useful life (from five to fifteen years).

(m) Taxes

Income tax expense

Income tax expense comprises current and deferred tax. It is recognized in profit or loss except when related to the items recognized directly in equity or in other comprehensive income (“OCI”).

•	Current income tax

The Company pays taxes in the Republic of Panama and in other countries in which it operates, based on regulations in effect in each respective country.

Revenue arises principally from foreign operations, and according to the Panamanian Tax Code, these foreign operations are not subject to income tax in Panama.

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

•	Deferred tax

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

Ticket taxes

The Company is required to charge certain taxes and fees on its passenger tickets. These taxes and fees include transportation taxes, airport passenger facility charges, and certain governmentally imposed airport arrival and departure taxes. These taxes and fees are legal assessments on the customer. Since the Company has a legal obligation to act as a collection agent with respect to these taxes and fees, such amounts are not include in passenger revenue. The Company records a liability when these amounts are collected and derecognizes the liability when payments are made to the applicable government agency or operating carrier.

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

For aircraft leases, the Company is contractually obliged to return the aircraft in a defined condition. The Company accrues a provision for return conditions which are based on the usage of leased aircraft throughout the duration of the lease.

Return conditions are based on the net present value of the estimated costs of returning the aircraft and are recognized in the consolidated statement of profit or loss under “Maintenance, materials and repairs”. These costs are reviewed annually and adjustments, if any are recognized prospectively over the remaining lease term.

(p) Employee benefits

Defined benefit plan

The Company sponsors a defined benefit plan, which requires contributions to be made to a separately administered fund.

The calculation of the defined benefit obligation is performed annually by a qualified actuary using the projected unit credit actuarial cost method (PUC).

Remeasurements of the net defined benefit liability, which comprises actuarial gains and losses, the return on plan assets and the effect of the asset ceiling (if any), are recognized immediately in other comprehensive income. The Company determines the net interest by applying the discount rate to the net defined benefit liability or asset. The Company recognizes the following changes in the net defined benefit obligation in the consolidated statement of profit or loss.

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

Judgments

In the process of applying the Company’s accounting policies, management has made judgments, which have the most significant effect on the amounts recognized in the consolidated financial statements in the following area:

F-30	(Continued)

COPA HOLDINGS, S. A. AND SUBSIDIARIES

Notes to the consolidated financial statements

•	Leases

The Company enters into contracts for the use of the aircraft and real estate which include, airport and terminal facilities, sales offices, maintenance facilities, and general offices. The Company assesses, based on the terms and conditions of the arrangements, whether the contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.

•	Lease term

The Company determines the lease term as the non-cancellable term of the lease, together with any periods covered by an option to extend the lease if it is reasonably certain to be exercised, or any periods covered by an option to terminate the lease, if it is reasonably certain not to be exercised.

The Company applies judgement in evaluating whether it is reasonably certain or not to exercise the option to renew or terminate the lease. That is, it considers all relevant factors that create an economic incentive for it to exercise either the renewal or termination. After the commencement date, the Company reassesses the lease term if there is a significant event or change in circumstances that is within its control and affects its ability to exercise or not to exercise the option to renew or to terminate (e.g., construction of significant leasehold improvements or significant customisation to the leased asset).

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

The Company records a provision to accrue for the cost that will be incurred in order to return the lease aircraft to their lessor in the agreed-upon condition, excluded estimated dismantling costs not based on utilization of the aircraft which are included in the ROU asset and lease liability. The methodology applied to calculate the provision requires management to make assumptions, including the future maintenance costs, discount rate, related inflation rates and aircraft utilization. The cash flows are discounted at a current pre-tax rate that reflects the risks specific to the decommissioning.

Any difference in the actual maintenance cost incurred and the amount of the provision is recorded under “Maintenance, materials and repairs” in the consolidated statement of profit or loss. The effect of any changes in estimates, including those mentioned above, is also recognized under “Maintenance, materials and repairs” for the period (see note 21).

•	Revenue recognition – expired tickets

The Company recognizes estimated fare revenue for tickets that are expected to expire based on departure date (unused tickets), historical data and experience. Estimating the expected expiration rate requires management’s judgment, among other things, the historical data and experience is an indication of the future customer behavior.

•	Multiple deliverable revenue arrangements - Frequent flyer program

The frequent flyer program includes two major transactions that are considered revenue arrangements with multiple performance obligations: (i) mileage credits earned with travel and (ii) mileage credits sold to co-branded credit card partner and other partners. The Company estimates the fair value of the miles in those transactions using a blended calculation of rates charged when miles are sold to other partners and the average value of a mile flown by a customer, less and estimate of the miles that will expire unused (breakage). The Company engages a specialist to assist in the performance of the breakage calculation.

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

•	Incremental borrowing rate for leases

The Company cannot readily determine the interest rate implicit in the lease, therefore, it uses its incremental borrowing rate (IBR) to measure lease liabilities. The IBR is the rate of interest that the Company would have to pay to borrow over a similar term, and with a similar security, the funds necessary to obtain an asset of a similar value to the right-of-use asset in a similar economic environment. The Company estimates the IBR using observable inputs (such as market interest rates) when available and is required to make certain entity-specific estimates.

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

COPA HOLDINGS, S. A. AND SUBSIDIARIES

Notes to the consolidated financial statements

5.	Adoption of new and amended standards and interpretations

IFRS 16 leases

Except for the changes below, the Company has consistently applied the accounting policies to all periods present in these consolidated financial statement.

The Company has applied IFRS 16 with a date of initial application of 1 January 2019. As a result, the Company has changed its accounting policy for lease contracts as detailed in note 3 (k). IFRS 16 supersedes IAS 17 Leases, IFRIC 4 Determining whether an arrangement contains a lease, SIC-15 operating leases-incentives and SIC-27 Evaluating the substance of transactions involving the legal form of a lease. The standard sets out the principles for the recognition, measurement, presentation and disclosure of leases and requires lessees to recognize most leases on the statement of financial position.

The Company has adopted the standard using the full retrospective approach and has restated comparatives for the 2018 and 2017 reporting periods. The details of the changes in accounting policies are disclosed below:

The Company as a lessee

Previously, the Company determined at contract inception, whether an arrangement is or contains a lease under IAS 17 and IFRIC 4 classifying leases as operating or finance leases based on its assessment of whether the lease transferred significantly all of the risks and rewards incidental to ownership of the underlying asset to the Company. Under IFRS 16, the Company set up a project team which reviewed all of the Company’s operating leases under IAS 17, over the new lease definition as explained in note 3(k) to classify the contracts in lease or contract services.

The Company has elected to present right-of-use assets and lease liabilities (short-term and long-term) separately in the consolidated statement of financial position. Moreover, rental expenses were previously presented under “aircraft rentals and other rentals” in the consolidated statement of profit or loss, with the adoption of IFRS 16 this caption was integrated under “Other operating and administrative expenses” which include the expense for contract services, variable lease payments, short term and low value lease.

The Company elected to use the exemptions proposed by the standard on lease contracts for which the lease terms ends within 12 months, and lease contracts for which the underlying asset is of low value. The Company has leases of certain office equipment (i.e., personal computers, printing, photocopying machines, and others) that are considered of low value.

For leases that were not covered by the recognition exemptions under IFRS 16, the Company recognized ROU and lease liabilities measured under IFRS 16.

The main changes arising on the adoption of IFRS 16 include the capitalization of the following major classes of underlying assets previously classified as operating leases:

•	Aircraft

As of December 31, 2019 and 2018 the Company has 29 (2017: 30) aircraft under long-term lease agreements (all previously operating leases under IAS 17) with an average lease term of 10 years. The lease term used on the IFRS 16 calculations, corresponds to the duration of the contracts signed except in cases where the Company is reasonably certain of exercising renewal options foreseen. Those long term contracts, include fix payments and variables under LIBOR and do not include residual value provisions.

F-34	(Continued)

COPA HOLDINGS, S. A. AND SUBSIDIARIES

Notes to the consolidated financial statements

These leases do not provide a readily determinable implicit rate, so the Company has estimated the incremental borrowing rate based on what it would have to pay to borrow over a similar term, and with a similar asset in a similar economic environment.

On ROU of lease aircraft, the Company has identified major maintenance inspection or overhaul embedded in the aircraft which has been recognized as a separated component and is depreciated over the estimated period until the first maintenance event is performed or the remaining lease term.

In addition, as part of the ROU cost as of the inception of the contract, the Company has capitalized an estimate of the costs from work required to be performed just before the redelivery of the aircraft to the lessors and which does not depend of the aircraft utilization. The related obligation is booked as a dismantling provision cost under “long term liabilities” in the consolidated statement of financial position.

•	Real estate

The Company uses real estate assets including airport and terminal facilities, sales offices, maintenance facilities, and general offices. Contracts agreements include renewal options; a few have escalation clauses, but no purchase options. Most of the spaces in airport, are generally leased from government agencies that control the use of the airport, therefore, these agreements may include the use of non-exclusive areas where there is no dedicated asset. In other cases, although a dedicated asset exists, the lessor has an effective substitution right. As a result, in both cases the Company does not consider the existence of a lease contract.

Expenses related to the use of airports facilities outside the scope of IFRS 16 are recognized under “Other operating and administrative expenses” in the consolidated statement of profit or loss.

The Company has capitalized lease contracts concerning lounges and maintenance hangar highly customized for Company use, and administrative and sales offices. The lease term corresponds to the not terminable period completed, if necessary, by options of renewal which are reasonably certain. The discount rate used is the incremental borrowing rate based on mortgage rates.

The Company as a lessor

Lessor accounting under IFRS 16 is substantially unchanged from IAS 17. Lessors will continue to classify leases as either operating or finance leases using similar principles as in IAS 17. Therefore, IFRS 16 does not have an impact for leases where the Company is the lessor. As of December 31, 2019 and 2018, the Company only acts as a lessor under operating leases.

F-35	(Continued)

COPA HOLDINGS, S. A. AND SUBSIDIARIES

Notes to the consolidated financial statements

The effect of adopting IFRS 16 is, as follows:

Impact on the consolidated statement of financial position

(increase/(decrease))

	2019	2018	2017
ASSETS
Currents assets
Prepaid expenses	$(3,718)	$(4,147)	$(3,857)

Total currents assets	(3,718)	(4,147)	(3,857)
Non-currents assets
Right of use assets	290,843	361,993	384,350

Total non-currents assets	290,843	361,993	384,350

Total assets	$287,125	$357,846	$380,493

LIABILITIES AND EQUITY
Current liabilities
Trade, other payables and financial liabilities	$(819)	$(791)	$(629)
Current portion of lease liability	97,732	102,452	106,950
Accrued expenses payable	—	—	957

Total current liabilities	96,913	101,661	107,278

Non-current liabilities
Lease liability	206,832	273,231	290,056
Other long-term liabilities	24,327	23,848	24,156

Total non-current liabilities	231,159	297,079	314,212

Total liabilities	328,072	398,740	421,490

EQUITY
Retained earnings	(40,894)	(40,997)	(39,551)
Net (loss) profit	(52)	103	(1,446)

Total equity	(40,946)	(40,894)	(40,997)

Total liabilities and equity	$287,126	$357,846	$380,493

F-36	(Continued)

COPA HOLDINGS, S. A. AND SUBSIDIARIES

Notes to the consolidated financial statements

Impact on the consolidated statement of profit or loss

(increase/(decrease))

	2019	2018	2017
Operating expenses
Maintenance, materials and repairs	$—	$(967)	$(967)
Depreciation and amortization	102,824	107,127	110,199
Other operating and administrative expenses	(116,828)	(120,684)	(123,586)

	(14,004)	(14,524)	(14,354)
Operating profit	14,004	14,524	14,354
Non-operating (expense) income
Finance cost	(14,140)	(14,975)	(15,873)
Gain on foreign currency fluctuations	84	554	73

	(14,056)	(14,421)	(15,800)

Net (loss) profit	$(52)	$103	$(1,446)

There is no material impact on the Company’s basic or diluted earnings per share for the year ended December 31, 2018 and 2017.

Impact on the consolidated statement of cash flows

(increase/(decrease))

	2018	2017
Operating activities
Net profit (loss)	$103	$(1,446)
Adjustments for:
Finance cost	14,975	15,873
Depreciation and amortization	107,127	110,199
Net foreign exchange differences	(554)	(73)
Change in:
Other current assets	290	248
Accounts payable	(550)	(630)
Other liability	(967)	(967)

Cash from operating activities	120,424	123,204
Interest paid	(14,170)	(15,030)

Net cash from operating activities	106,254	108,174
Financing activities
Payment of lease liabilities	(106,254)	(108,174)

Net cash used in financing activities	(106,254)	(108,174)

The major impact on the consolidated statement of cash flows was the reclassification from operating cash flow to financing cash flow of the repayments of lease liabilities.

F-37	(Continued)

COPA HOLDINGS, S. A. AND SUBSIDIARIES

Notes to the consolidated financial statements

Other standards issued

The following amendments and interpretations effective for annual periods beginning on or after January 1, 2019, had no impact on the company’s financial statements:

IFRIC 23 Uncertainty over income tax treatments. The Company determined, based on its tax compliance and transfer pricing study, that it is probable that its tax treatments (including those for the subsidiaries) will be accepted by the taxation authorities.

Amendment to IFRS 9 Prepayment features with negative compensation

Amendment to IAS 28 Investments in Associates and Joint Ventures

Amendments to IAS 19 Employee benefits’ on plan amendment, curtailment or settlement

Annual Improvements Cycle 2015–2017: IFRS 3 Business combinations, IFRS 11 Joint arrangements, IAS 12 Income taxes and IAS 23 Borrowing costs.

The Company has not early adopted any standards, interpretations or amendments that have been issued but are not yet effective.

6.	Standards issued but not yet effective

The new and amended standards and interpretations that are issued, but not yet effective, up to the date of issuance of the Company’s financial statements are disclosed below. The Company intends to adopt these standards, if applicable, when they become effective.

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

The amendment is effective for reporting periods beginning on or after January 1, 2020 and the Company does not expect that this amendment has a material impact on its consolidated financial statements.

Amendments to IAS 1 and IAS 8 - Definition of material

In October 2018, the IASB has issued amendments to IAS 1 Presentation of Financial Statements and IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors to align the definition of ‘material’ across the standards and to clarify certain aspects of the definition. The new definition states that, “Information is material if omitting, misstating or obscuring it could reasonably be expected to influence decisions that the primary users of general purpose financial statements make on the basis of those financial statements, which provide financial information about a specific reporting entity.”

F-38	(Continued)

COPA HOLDINGS, S. A. AND SUBSIDIARIES

Notes to the consolidated financial statements

These amendments should be applied for annual periods beginning on or after January 1, 2020. Earlier application is permitted. The Company does not expect that those amendments have a material impact on its consolidated financial statements.

Amendments to IFRS 9, IAS 39 and IFRS 7 – Interest rate benchmark reform

In September 2019, the IASB has issued amendments to IFRS 9 Financial Instruments, IAS 39 Financial Instruments: Recognition and Measurement and IFRS 7 Financial Instruments: Disclosures that provide certain reliefs in connection with interest rate benchmark reform. The reliefs relate to hedge accounting and have the effect that InterBank Offered Rate (IBOR) reform should not generally cause hedge accounting to terminate. However, any hedge ineffectiveness should continue to be recorded in the income statement. Given the pervasive nature of hedges involving IBOR-based contracts, the reliefs will affect companies in all industries.

These amendments should be applied for annual periods beginning on or after January 1, 2020. Earlier application is permitted. Since the Company does not have financial instruments designated under hedge accounting, the amendments will not have an impact on its consolidated financial statements.

7.	Revenue from contract with customers

7.1	Revenue disaggregation

Operating revenues are comprised of passenger revenues, cargo and mail, and other operating revenues. The following table shows disaggregated operating revenues for the years ended as December 31, 2019, 2018 and 2017.

	2019	2018	2017
Passenger revenue
Passenger revenue	$2,581,179	$2,567,316	$2,434,820
Miles redeemed	31,426	20,073	9,431

	2,612,605	2,587,389	2,444,251
Cargo and mail revenue	62,460	62,483	55,290
Other operating revenue
Frequent flyer program - marketing services	22,170	16,291	13,332
Other operating revenue	10,173	11,464	8,913

	32,343	27,755	22,245

	$2,707,408	$2,677,627	$2,521,786

7.2	Contract balances

The significant contract liabilities are comprises of ticket sales for transportation that has not yet been provided, recorded as “Air traffic liability” and outstanding loyalty program miles that may be redeemed for future travel, recorded as “Frequent flyer deferred revenue”.

F-39	(Continued)

COPA HOLDINGS, S. A. AND SUBSIDIARIES

Notes to the consolidated financial statements

The table below presents the changes in air traffic liability:

	2019	2018	2017
Balance at beginning of year	$471,676	$477,168	$399,796
Deferred of revenue	2,514,601	2,537,772	2,511,970
Recognition of revenue	(2,488,903)	(2,543,264)	(2,434,598)

Balance at end of year	$497,374	$471,676	$477,168

The contract duration of passenger tickets is one year. Accordingly, any revenue associated with tickets sold for future travel dates will be recognized within twelve months.

The table below presents the activity of the current and non-current frequent flyer liability:

Frequent flyer liability

	2019	2018	2017
Balance at beginning of year	$67,814	$50,312	$36,682
Deferred of revenue	43,938	37,575	23,061
Recognition of revenue	(31,426)	(20,073)	(9,431)

Balance at end of year	$80,326	$67,814	50,312

Current	35,120	30,342	17,197
Non-current	45,206	37,472	33,115

	$80,326	$67,814	$50,312

Contract assets are reflected as account receivable. See note 10.

7.3	Segment reporting

The Company’s business activities are conducted as one operating segment – Air transportation, the reporting results of which are regularly reviewed by management for purposes of analyzing its performance and making decisions about resource allocations. Information concerning operating revenue by geographic area for the period ended December 31 is as follows :

	2019	2018	2017
North America	$857,002	$826,529	$740,541
Panama	630,966	536,036	501,896
Central America and the Caribbean	211,567	210,800	202,390
Brazil	279,718	284,858	328,109
Argentina	156,149	234,042	211,777
Colombia	201,887	203,411	186,315
Others South America	337,776	354,196	328,513

	$2,675,065	$2,649,872	$2,499,541

The Company attributes revenue to the geographic areas based on point of sales. Our tangible assets and capital expenditures consist primarily of flight and related ground support equipment, which is mobile across geographic markets and, therefore, has not been allocated.

F-40	(Continued)

COPA HOLDINGS, S. A. AND SUBSIDIARIES

Notes to the consolidated financial statements

8.	Cash and cash equivalents

	2019	2018
Checking and saving accounts	$118,367	$121,799
Time deposits of no more than ninety days	40,000	34,000
Cash on hand	365	359

	$158,732	$156,158

As of December 31, 2019 and 2018, the Company’s cash and cash equivalents are free of restriction or charges that could limit its availability.

Time deposits earned interest based on rates determined by the banks in which the instruments are held, ranging between 1.71% and 1.98% for U.S. dollars investments until December 2019 (2018: between 2.45% and 2.90% for U.S. dollars investments).

9.	Investments

	2019			2018
	Current	Non Current	Total	Current	Non Current	Total
Time deposits	$640,500	$60,000	$700,500	$531,002	$65,000	$596,002
Bonds	52,573	74,634	127,207	35,895	74,367	110,262

	693,073	134,634	827,707	566,897	139,367	706,264
Allowance for expected credit losses	(670)	(287)	(957)	(697)	(521)	(1,218)

	$692,403	$134,347	$826,750	$566,200	$138,846	$705,046

Time deposits earned interest based on rates determined by the banks in which the instruments are held. The use of these instruments depends on the cash requirements of the Company. Time deposits with a contractual maturity of less than 365 days, bear interest at rates ranging between 2.00% and 3.75% (2018: between 2.62% and 3.75%), and those with a contractual maturity of more than 365 have rates ranging between 3.25% and 4.38% (2018: between 3.35% and 4.38%).

The Company acquired bonds with semiannual interest payment, the interest rates of these investments ranging between 2.06% and 3.32% (2018: between 2.53% and 3.32%).

All of the investments at amortized cost are denominated in U.S. dollar, as a result, there is no exposure to foreign currency risk. There is also no exposure to price risk as the investments will be held to maturity.

The information about the expected credit loss over these financial assets are disclosed in note 28.3.

F-41	(Continued)

COPA HOLDINGS, S. A. AND SUBSIDIARIES

Notes to the consolidated financial statements

10.	Accounts receivable

	2019	2018
Credit cards	$64,596	$56,446
Travel agencies and airlines clearing house	31,087	32,978
Cargo and other travel agencies	19,389	11,766
Government	8,031	6,342
Trade receivables from related parties	147	223
Other	14,250	14,533

	137,500	122,288
Allowance for expected credit losses	(5,579)	(5,057)

	$131,921	$117,231

Current	129,781	116,054
Non-current	2,139	1,177

	$131,920	$117,231

Trade receivables are non-interest bearing and have maturities between 30 to 90 days.

See detail of trade receivables from related parties in note 23.

As of December 31, 2019, the Company maintains a non-current account receivable with a government institution in the amount of $2.1 million net of the expected credit losses (2018: $1.2 million).

The category “Other” mainly includes receivables from miles partners and employees accounts.

The movement in the allowance for expected credit losses in respect of accounts receivable during the year was as follows.

	2019	2018	2017
Balance at beginning of year	$(5,057)	$(3,673)	$(3,739)
Adjustment on initial application of IFRS 9	—	(624)	—

Balance at beginning of year under IFRS 9	(5,057)	(4,297)	(3,739)

Additions	(744)	(1,311)	(879)
Write-offs	222	551	945

Balance at end of year	$(5,579)	$(5,057)	$(3,673)

The information about the credit exposures is disclosed in note 28.3.

F-42	(Continued)

COPA HOLDINGS, S. A. AND SUBSIDIARIES

Notes to the consolidated financial statements

11.	Expendable parts and supplies

	2019	2018
Material for repair and maintenance	$66,418	$93,654
Other inventories	3,686	3,315

	70,104	96,969
Allowance for obsolescence	(1,004)	(10,439)

	$69,100	$86,530

Expendable parts and supplies recognized when used as an expense in the accompanying consolidated statement of profit or loss under “Maintenance, materials and repairs” amount to $32.4 million, $31.9 million and $28.1 million, for the years ended December 31, 2019, 2018 and 2017, respectively.

As of December 31, 2019 the expendables parts and supplies related to the Embraer E190 fleet were classified as “Asset held for sale”. Impairment losses of $11.6 millions to write-down these assets to the lower of its carrying amount and its fair value less cost to sell have been included in “Impairment of non financial assets” in the consolidated statement of profit or loss (see note 13). The Company engaged a specialist to assist in the performance of the fair value calculation of the expendables and supplies.

As of December 31, 2018, the allowance for obsolescence included $9.6 million, recorded as impairment of non-financial assets, which was the estimated amount of Embraer inventory that was not expected to be consumed during the next 5 year remaining fleet life of the Embraer 190 fleet.

12.	Prepaid expenses

	2019	2018
Prepaid taxes	$26,164	$40,504
Prepaid commissions	4,298	4,694
Prepaid rent	1,197	2,702
Prepaid insurance	1,231	2,304
Prepaid to supplier	33,887	45,670

	$66,777	$95,874

Current	49,034	70,237
Non-current	17,743	25,637

	$66,777	$95,874

Prepaid taxes include $8.4 million of tax advance of VAT and withholdings taxes (2018: $14.9 million). The non-current portion of prepaid expenses corresponds to $1.3 million (2018: $11.2 million) of advance payments of taxes which are credited to future payments from tax dividends in Panama and $16.5 million in tax credits (2018: $14.4 million).

F-43	(Continued)

COPA HOLDINGS, S. A. AND SUBSIDIARIES

Notes to the consolidated financial statements

Prepaid to supplier mainly includes operating expenses related to fuel and maintenance services. As of December 31, 2019, includes $2.0 million (2018: $24.0 million) paid in advance to GE Engines Services, LLC, for the purpose of future maintenance services related to aircraft engines.

F-44	(Continued)

COPA HOLDINGS, S. A. AND SUBSIDIARIES

Notes to the consolidated financial statements

13.	Property and equipment

	Land	Flight equipment	Purchase deposits for flight equipment	Ramp and miscellaneous	Furniture, fixtures, equipment a and other	Leasehold improvements	Construction in progress	Total
Cost -
Balance at January 1, 2017	$6,301	$3,115,242	$250,165	$45,170	$29,607	$44,981	$6,593	$3,498,059
Transfer of pre-delivery payments	—	28,674	(28,674)	—	—	—	—	—
Additions	—	158,557	192,196	1,461	3,392	1,614	5,246	362,466
Disposals	—	(54,114)	(54)	(228)	(711)	—	—	(55,107)
Reclassifications	—	3,870	—	1,950	(4,764)	3,448	(6,061)	(1,557)

Balance at December 31, 2017	$6,301	$3,252,229	$413,633	$48,353	$27,524	$50,043	$5,778	$3,803,861
Transfer of pre-delivery payments	—	156,305	(156,305)	—	—	—	—	—
Additions	—	228,302	216,732	5,434	3,773	3,388	10,795	468,424
Disposals	—	(20,737)	—	(128)	(393)	(6,246)	(10)	(27,514)
Assets held for sale	—	(164,201)	—	—	—	—	—	(164,201)
Reclassifications	—	(2,371)	—	77	14	2,219	(2,310)	(2,371)

Balance at December 31, 2018	$6,301	$3,449,527	$474,060	$53,736	$30,918	$49,404	$14,253	$4,078,199
Transfer of pre-delivery payments	—	78,143	(78,143)	—	—	—	—	—
Additions	—	109,286	67,357	2,693	2,450	3,269	4,436	189,491
Disposals	—	(184,685)	—	(102)	(570)	(134)	(340)	(185,831)
Assets held for sale	—	(413,677)	—	—	—	—	—	(413,677)
Reclassifications	—	—	—	10	—	12,752	(12,762)	—

Balance at December 31, 2019	$6,301	$3,038,594	$463,274	$56,337	$32,798	$65,291	$5,587	$3,668,182
Accumulated depreciation -
Balance at January 1, 2017	$—	$(999,461)	$—	$(31,865)	$(25,581)	$(26,179)	$—	$(1,083,086)
Depreciation for the year	—	(148,188)	—	(3,811)	(2,192)	(4,505)	—	(158,696)
Disposals	—	51,233	—	200	704	—	—	52,137
Reclassifications	—	(1,335)	—	(1,540)	4,110	(1,235)	—	—

Balance at December 31, 2017	$—	$(1,097,751)	$—	$(37,016)	$(22,959)	$(31,919)	$—	$(1,189,645)
Depreciation for the year	—	(147,980)	—	(3,783)	(2,506)	(5,038)	—	(159,307)
Disposals	—	16,876	—	118	379	6,396	—	23,769
Assets held for sale	—	75,556	—	—	—	—	—	75,556
Reclassifications	—	268	—	—	—	—	—	268
Impairment	—	(130,709)	—	—	—	—	—	(130,709)

Balance at December 31, 2018	$—	$(1,283,740)	$—	$(40,681)	$(25,086)	$(30,561)	$—	$(1,380,068)
Depreciation for the year	—	(148,832)	—	(3,292)	(2,938)	(5,757)	—	(160,819)
Disposals	—	178,168	—	102	518	—	—	178,788
Assets held for sale	—	226,319	—	—	—	—	—	226,319

Balance at December 31, 2019	$—	$(1,028,085)	$—	$(43,871)	$(27,506)	$(36,318)	$—	$(1,135,780)
Carrying amounts -
At December 31, 2017	$6,301	$2,154,478	$413,633	$11,337	$4,565	$18,124	$5,778	$2,614,216

At December 31, 2018	$6,301	$2,165,787	$474,060	$13,055	$5,832	$18,843	$14,253	$2,698,131

At December 31, 2019	$6,301	$2,010,509	$463,274	$12,466	$5,292	$28,973	$5,587	$2,532,402

F-45	(Continued)

COPA HOLDINGS, S. A. AND SUBSIDIARIES

Notes to the consolidated financial statements

Flight equipment

Flight equipment comprises aircraft, engines, aircraft components and major maintenance of own and leased aircraft.

The Company has acquired aircraft through Japanese Operating Leases with Call Option (JOLCO) arrangements. These arrangements establish semi-annual payments of obligations, and have a term of 10 years, with a purchase option at the end of the period. During 2019, 2 new aircraft Boeing 737 MAX 9 were acquired through this type of arrangements (2018: 2 Boeing 737-800 and 4 Boeing 737 MAX 9).

Aircraft with a carrying value of $1.5 billion (include aircraft acquired through JOLCO) are pledged as collateral for the obligation of the special purpose entities as of December 31, 2019 (2018: $1.6 billion).

In March 2019, the Federal Aviation Administration (FAA) grounded all U.S. registered Boeing 737 MAX aircraft. The Company’ fleet currently includes 6 Boeing 737 MAX aircraft with an additional 65 aircraft on order (see note 27). The Company does not expect any recognition of impairment of this fleet, since there is no available evidence of obsolescence or physical damage of these assets, it has no plans to dispose of the fleet, reassess the lifetime or change the expected use of the aircraft once the FAA restriction is finalized.

The Company is currently in negotiations with Boeing over compensation for the damages that its have suffered as a result of the MAX grounding and expect those to be satisfactory resolved in the near term.

Purchase deposits for flight equipment

The additions for $67.3 million include $75.4 million of advance payments on aircraft and engines purchase contracts made during 2019 (2018: $216.7 million), which includes $1.4 million of borrowing costs capitalized during the year ended December 31, 2019 (2018: $1.4 million and 2017: $1.8 million), and $8.1 million of credits received on aircraft adquisition The rate used to determine the amount of borrowing costs eligible for capitalization was 3.40%, which is the interest rate of the specific borrowing (see note 18).

As of December 31, 2019 the total amount of purchase deposits for flight equipments correspond to the future purchase of MAX aircraft and engines (see note 27).

Other property and equipment

During 2019, the Company capitalized as “Leasehold improvements” $11.6 million of a new hangar located at the Tocumen International Airport.

As of December 31, 2019 and 2018 construction in progress mainly comprises remodeling projects for airport facilities and offices.

F-46	(Continued)

COPA HOLDINGS, S. A. AND SUBSIDIARIES

Notes to the consolidated financial statements

Assets held for sale

During 2018, the shareholders of the Company approved the plan to sell five aircraft Embraer 190. During 2019, the Company has completed the sale of the five Embraer 190 according to the sales plan, no significant additional gain or loss was recognized.

In November, 2019 the Company announced its decision to accelerate the exit of its Embraer 190 fleet and is initiated an active program to locate a buyer to sell the remaining 14 aircraft, spare engines, spare parts and inventory by 2020. The decision responds to the continued deterioration of the Embraer 190 fleet performance and the need to grow capacity in some markets aligned with the fleet optimization plan. This anticipated exit results in impairment losses of $89.3 million to write down the assets to the lower of its carrying amount and its fair value less cost to sell, which have been included under “Impairment of non financial assets” in the accompanying consolidated statement of profit or loss. To meet its capacity demands, the Company is evaluating entering into a short term sale leaseback of the Embraer fleet.

During 2018 the Company reassessed the Embraer 190 assets given its updated fleet plan and other considerations, as consequence the expected useful life of the Embraer 190 fleet was shortened to 5 years from the year 2019. This review over the useful live triggered an evaluation of the recoverable amount of the Embraer 190 fleet, as the higher of the aircraft’s fair value less costs to sell and its value in use. The value in use was determined using cash flow projections from financial budgets approved by senior management covering a five year period. The pre-tax discount rate applied to cash flow projections was 13.5%. As a result of this analysis, the Company determined the book value was in excess of its recoverable amount and recognized an impairment of $179.0 million over to the Embraer 190 fleet, and it was written down to its fair value less cost to sell.

The fair value of the Embraer 190 fleet was determined considering specific circumstances of the fleet such as aircraft age, maintenance requirements and condition and therefore classifies as Level 2 in the fair value hierarchy. The Company reassessed the Embraer 190 assets and adjusted the depreciable life and salvage value to align with the expected transition dates. The effect of theses changes on the expected depreciation expense of this fleet amounts to $0.3 million per year.

At 31 December 2019, the assets held for sale comprised the following assets:

Assets	2019	2018
Flight equipment	$109,665	40,330
Expendable parts and supplies	10,341	—

	$120,006	$40,330

14.	Leases

The Company as a lessee

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

COPA HOLDINGS, S. A. AND SUBSIDIARIES

Notes to the consolidated financial statements

Information about leases for which the Company is a lessee is presented below:

Right of use assets

	Aircraft	Real estate	Total
Balance at January 1, 2018	$350,517	$33,833	$384,350
Additions	83,389	1,381	84,770
Depreciation expense	(100,857)	(6,270)	(107,127)

Balance at December 31, 2018	$333,049	$28,944	$361,993
Additions	23,162	8,512	31,674
Depreciation expense	(95,564)	(7,260)	(102,824)

Balance at December 31, 2019	$260,647	$30,196	$290,843

Additions to the right-of-use assets include new leases, contract extensions ,changes in discount rate and changes in rental payments.

Lease liabilities

	2019	2018
Current portion of lease liability
Aircraft	$91,246	$96,853
Real estate	6,486	5,599

	$97,732	$102,452

Long-term lease liability
Aircraft	$179,031	$246,292
Real estate	27,801	26,939

	$206,832	$273,231

	$304,564	$375,683

For leases under IFRS 16 the Company recognizes a provision to estimate the costs for work required to be performed just before the redelivery of the aircraft to the lessors and which does not depend of the aircraft utilization, this provision is booked as a dismantling provision cost under “long term liabilities” in the consolidated statement of financial position. As of December 31, 2019 the total liability related to leases including the provision of dismantling amounts to $328.9 million (2018: $399.5 million).

Total cash outflow for leases for the years ended as December 31, 2019 and 2018:

	2019	2018
Aircraft	$107,610	$112,707
Real estate	9,458	8,329

	$117,068	$121,036

As of December 31, 2019, the average incremental borrowing rate of leased aircraft is 3.57% (2018: 3.4%).

The maturity analysis of lease liabilities is disclosed in note 28.5.

F-48	(Continued)

COPA HOLDINGS, S. A. AND SUBSIDIARIES

Notes to the consolidated financial statements

Amounts recognized in the consolidated statement of profit or loss related to leases:

	2019	2018	2017
Depreciation and amortization
Aircraft	$95,564	$100,857	$104,282
Real estate	7,260	6,270	5,917

	$102,824	$107,127	$110,199
Other operating and administrative expenses
Short-term leases	$364	$1,412	$1,373
Leases of low-value assets	733	853	758
Variable lease payments not include in the measurement of lease liabilities	706	611	542

	$1,803	$2,876	$2,673
Finance cost
Aircraft	$11,221	$12,074	$12,956
Real estate	2,073	2,105	2,151
Unwinding of discount and changes in the discount rate	846	796	766

	$14,140	$14,975	$15,873

	$118,767	$124,978	$128,745

Some property leases in airport contain variable payment terms that are linked to the number of passenger using the areas.

The unwinding of discount and changes in the discount rate over leased aircraft correspond to the interest expenses of the discounted dismantling provision (see note 18).

The Company as a lessor

Since 2015, the Company is the lessor of two aircraft, as part of the strategy of fleet management, in order to optimize the use of aircraft in relation to the routes scheduled for that year. Each lease is scheduled to expire in 2022. The carrying amount of the two aircraft under operating leases is up to $37.7 million (2018: $40.7 million).

Total lease income amounts to $3.5 million for the period ended December 31, 2019 (2018: $3.5 million and 2017: $3.5 million), included under “Other operating revenue” in the accompanying consolidated statement of profit or loss.

The following table sets out a maturity analysis of lease payments, showing the undiscounted lease payments to be received after the reporting date

The future minimum lease receivables under non-cancellable leases are as follows:

	2019	2018
Up to one year	$3,220	$3,480
One to five years	5,875	1,595

Total minimum lease rental receivables	$9,095	$5,075

F-49	(Continued)

COPA HOLDINGS, S. A. AND SUBSIDIARIES

Notes to the consolidated financial statements

15.	Net pension assets

	2019	2018
Pension assets	$29,086	$28,339

Post-employment benefits	(28,195)	(22,568)
Other employee benefits	(642)	(680)

Total employee benefits liability	$(28,837)	$(23,248)

Net pension asset	$249	$5,091

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

The following table summarizes the components of net benefit expense included under “Wages, salaries, benefits and other employees ‘expenses” in the accompanying consolidated statement of profit or loss:

Year ended December 31, 2019	Defined benefit obligation	Fair value of assets	Defined benefit assets (liability)
Current service cost	$2,192	$—	$2,192
Interest cost on net benefit obligation	887	(979)	(92)

Net benefit expense	$3,079	$(979)	$2,100

Year ended December 31, 2018	Defined benefit obligation	Fair value of assets	Defined benefit assets (liability)
Current service cost	2,105	—	2,105
Interest cost on net benefit obligation	642	(666)	(24)

Net benefit expense	$2,747	$(666)	$2,081

Year ended December 31, 2017	Defined benefit obligation	Fair value of assets	Defined benefit assets (liability)
Current service cost	1,767	—	1,767
Interest cost on net benefit obligation	568	(778)	(210)

Net benefit expense	$2,335	$(778)	$1,557

F-50	(Continued)

COPA HOLDINGS, S. A. AND SUBSIDIARIES

Notes to the consolidated financial statements

The following table shows reconciliation from the opening balance to the closing balances for net pension asset and its components:

	Defined benefit obligation	Fair value of assets	Other employee benefits liability	Defined benefit assets (liability)
At January 1, 2017	$(16,498)	$25,946	$(622)	$8,826
Current service cost	(1,767)	—	—	(1,767)
Interest cost	(568)	778	—	210
Return on plan assets greater (less)
than discount rate	—	(21)	—	(21)
Experience gain (loss)	(2,033)	—	—	(2,033)
Investment return	—	88	—	88
Assumption changes	(226)	—	—	(226)
Employer contributions	—	(1,677)	—	(1,677)
Benefits paid	1,095	(1,320)	—	(225)
Adjustments	—	—	10	10

At December 31, 2017	$(19,997)	$23,794	$(612)	$3,185
Current service cost	(2,105)	—	—	(2,105)
Interest (cost) income	(642)	666	—	24
Return on plan assets greater (less)
than discount rate	—	483	—	483
Experience gain (loss)	(1,943)	—	—	(1,943)
Investment return	—	67	—	67
Assumption changes	877	—	—	877
Employer contributions	—	4,780	—	4,780
Benefits paid	1,242	(1,451)	—	(209)
Adjustments	—	—	(68)	(68)

As of December 31, 2018	$(22,568)	$28,339	$(680)	$5,091
Current service cost	(2,192)	—	—	(2,192)
Interest (cost) income	(887)	979	—	92
Experience gain (loss)	(1,681)	—	—	(1,681)
Investment return	—	138	—	138
Assumption changes	(1,874)	—	—	(1,874)
Employer contributions	—	1,903	—	1,903
Benefits paid	1,007	(1,086)	—	(79)
Adjustments	—	(1,187)	38	(1,149)

As of December 31, 2019	$(28,195)	$29,086	$(642)	$249

As of December 31, 2019 and 2018, plan assets are comprised totally by fixed term deposits.

For the year ended December 31, 2019 actuarial loss of 4.4 million (2018: $0.3 million and 2017: $2.0 million) were recognized in other comprehensive income.

As of December 31, 2019 employer contributions is a net amount of regular contributions by $4.4 million (2018: $4.8 million and 2017: $3.5 million) and retirement of interest earned by $2.5 million (2018: null and 2017: $5.2 million).

F-51	(Continued)

COPA HOLDINGS, S. A. AND SUBSIDIARIES

Notes to the consolidated financial statements

The following were the principal actuarial assumptions at the reporting date:

	2019	2018	2017
Economic assumptions -
Discount rate	2.52%	3.91%	3.15%
Compensation - salary increase	4%	4%	4%

Demographic assumptions -
Mortality	RP - 2000 no collar
Termination	13% all ages
Retirement
Males	62 years
Females	57 years

Reasonably possible changes at the reporting date to one of the relevant actuarial assumptions, holding other assumptions constant, would have affected the defined benefit obligation by the amount shown below:

	December, 31 2019		December, 31 2018		December, 31 2017
	Increase	Decrease	Increase	Decrease	Increase	Decrease
Discount rate (0.5% movement)	$709	$(751)	$538	$(569)	$506	$(537)
Salary rate (0.5% movement)	(144)	136	(103)	93	(99)	89

The following payments are expected contributions to the defined benefit plan in future years:

	2019	2018
Up to one year	$5,169	$4,163
One to five years	14,008	12,293
Over five years	14,049	13,076

Total expected payments	$33,226	$29,532

F-52	(Continued)

COPA HOLDINGS, S. A. AND SUBSIDIARIES

Notes to the consolidated financial statements

16.	Intangible assets

		Other intangibles assets
	Goodwill	License and software rights	Intangible in process	Total
Cost -
Balance at January 1, 2017	$20,380	$74,149	$16,078	$110,607
Additions	—	1,783	16,898	18,681
Disposals	—	(4,891)	—	(4,891)
Reclassifications	—	3,642	(2,085)	1,557

Balance at December 31, 2017	$20,380	$74,683	$30,891	$125,954
Additions	—	2,711	27,471	30,182
Disposals	—	—	—	—
Reclassifications	—	16,730	(16,730)	—

Balance at December 31, 2018	$20,380	$94,124	$41,632	$156,136
Additions	—	8,503	16,962	25,465
Disposals	—	(86)	—	(86)
Reclassifications	—	40,660	(40,660)	—

Balance at December 31, 2019	$20,380	$143,201	$17,934	181,515
Amortization -
Balance at January 1, 2017	$—	$(41,105)	$—	$(41,105)
Amortization for the year	—	(8,628)	—	(8,628)
Disposals	—	4,894	—	4,894

Balance at December 31, 2017	$—	$(44,839)	$—	$(44,839)
Amortization for the year	—	(10,129)	—	(10,129)
Disposals	—	—	—	—

Balance at December 31, 2018	$—	$(54,968)	$—	$(54,968)
Amortization for the year	—	(18,437)	—	(18,437)
Disposals	—	6	—	6

Balance at December 31, 2019	$—	$(73,399)	$—	$(73,399)
Carrying amounts -
At December 31, 2017	$20,380	$29,844	$30,891	$81,115

At December 31, 2018	$20,380	$39,156	$41,632	$101,168

At December 31, 2019	$20,380	$69,802	$17,934	$108,116

Goodwill

For impairment testing, goodwill acquired through business combinations is allocated to the air transportation CGU. Goodwill is tested for impairment annually as at 30 August and when circumstances indicate that the carrying value may be impaired.

The Company considers the relationship between its market capitalization and its book value, among other factors, when reviewing for indicators of impairment. As of December 30, 2019, the market capitalization of the Company is greater than the book value of its equity, indicating goodwill is not impaired.

The recoverable amount of $4.3 billion (2018: $5.2 billion) has been determined based on a value in use calculation using cash flow projections from financial budgets approved by senior management covering a five-year period. The cash flows beyond the five-year period are extrapolated using a 3.0% growth rate. It was concluded that no impairment charge is necessary since the estimated recoverable amount of the CGU exceed its carrying value.

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

Other intangible assets

Intangible assets in process

Intangible assets in process as of December 31, 2019 and 2018 mainly comprise the development of an operational system.

During 2019, the Company capitalized $23.6 million of the new tickets reservation system. During 2018, the Company capitalized a $16.7 million of a new internet booking engine, renew aircraft maintenance systems and other programs.

F-54	(Continued)

COPA HOLDINGS, S. A. AND SUBSIDIARIES

Notes to the consolidated financial statements

17.	Other assets

	2019	2018
Current -
Interest receivable	$12,838	$12,534
Other	1,368	1,522

	14,206	14,056
Non-current -
Guarantee deposits	4,121	20,015
Deposits for litigation	10,548	10,672
Other	3,212	3,212

	17,881	33,899

	$32,087	$47,955

Guarantee deposits are mainly amounts paid to fuel suppliers, as required at the inception of the agreements (see note 23).

Deposit for litigation is cash deposited into the escrow account until the related dispute is settled (see note 21).

18.	Debt

	2019
	Due through	Effective rates ranged	Carrying Amount
Long-term fixed rate debt	2029	1.49% to 4.90%	732,657
Long-term variable rate debt	2029	2.15% to 3.50%	322,764
			1,055,421
Current maturities			(117,238)
Long-term debt			$938,183
	2018
	Due through	Effective rates ranged	Carrying Amount
Long-term fixed rate debt	2028	1.58% to 4.90%	779,592
Long-term variable rate debt	2028	2.67% to 3.91%	367,656
Loans payables	2019	3.41% to 3.71%	140,000

			1,287,248
Current maturities			(311,965)

Long-term debt			$975,283

F-55	(Continued)

COPA HOLDINGS, S. A. AND SUBSIDIARIES

Notes to the consolidated financial statements

Maturities of long-term debt for the next five years are as follows:

Year ending December 31, 2020	117,238
2021	115,965
2022	109,727
2023	88,786
2024	157,824
Thereafter	465,881

$1,055,421

As of December 31, 2019, long-term fixed rate debt included $604.5 million (2018: $601.3 million) and long-term variable debt included $224.3 million corresponding to aircraft adquisitions using JOLCO arrangements (2018: $175.5 million).

As of December 31, 2019 the Company had $226.6 million (2018: $297.8 million) of outstanding indebtedness that is owed to financial institutions under financing arrangements guaranteed by the Export-Import Bank of the United States. The Export-Import Bank guarantees support 80% of the net purchase price of the aircraft and are secured with a first priority mortgage on the aircraft in favor of a security trustee on behalf of Export-Import Bank.

The Company’s Export-Import Bank supported financings are amortized on a quarterly basis, are denominated in U.S. dollars, and originally bear interest at a floating rate linked to LIBOR. The Export-Import Bank guaranteed facilities typically offer an option to fix the applicable interest rate. The Company has exercised this option with respect to $128.1 million as of December 31, 2019 (2018: $178.3 million).

In the past, the Company has extended the maturity of some of its aircraft financing to 15 years through the use of a “Stretched Overall Amortization and Repayment” (SOAR), structure which provides serial draw-downs, calculated to result in a 100% loan accreting to a recourse balloon at the maturity of the Export-Import Bank guaranteed loan. During 2019, the Company paid off its 2 remaining aircraft under SOAR structure, therefore there is no any outstanding balance as of December 31, 2019 (2018: $15.0 million).

As of December 31, 2019, the Company do not have any outstanding balances related to its lines of credits (2018: $140.0 million).

F-56	(Continued)

COPA HOLDINGS, S. A. AND SUBSIDIARIES

Notes to the consolidated financial statements

The detail of finance cost and income is as follows:

	2019	2018	2017
Finance income -
Interest income on short-term bank deposits	$1,432	$1,670	$1,499
Interest income on investment	22,973	21,958	16,440

	$24,405	$23,628	$17,939

Finance cost -
Interests expense on bank loans	$(36,676)	$(34,687)	$(32,599)
Interest on factoring	(1,316)	(1,163)	(2,624)
Interest on lease liabilities (see note 14)	(13,294)	(14,179)	(15,107)
Other finance cost	(6,146)	(796)	(766)

	$(57,432)	$(50,825)	$(51,096)

Changes in liabilities arising from financing activities:

	2018	Cash flows	New debt	Non-cash transactions	2019
Loans and borrowings	$1,287,248	$(426,827)	$95,000	$100,000	$1,055,421
Lease liability	375,683	(103,069)	—	31,950	304,564
Dividends payable	—	(110,438)	—	—	(110,438)

Total liabilities from financing activities	$1,662,931	$(640,334)	$95,000	$131,950	$1,249,547

	2017	Cash flows	New debt	Non-cash transactions	2018
Loans and borrowings	$1,174,581	$(401,333)	$225,000	$289,000	$1,287,248
Lease liability	397,006	(106,254)	—	84,931	375,683
Dividends payable	—	(147,604)	—	—	(147,604)

Total liabilities from financing activities	$1,571,587	$(655,191)	$225,000	$373,931	$1,515,327

The Company had non-cash additions to right-of-use asset and lease liabilities of $31.9 million in 2019 (2018: 84.9 million).

During 2019, the Company’s non-cash investing and financing transactions are comprised of $100.0 million related to the acquisition of two new aircraft that are financed using the JOLCO structure (2018: $289.0 million).

The Company classifies interest paid as cash flows from operating activities.

F-57	(Continued)

COPA HOLDINGS, S. A. AND SUBSIDIARIES

Notes to the consolidated financial statements

19.	Trade, other payables and financial liabilities

	2019	2018
Account payables	$119,332	$124,962
Account payables to related parties	14,086	14,673

	133,418	139,635
Others	84	604

	$133,502	$140,239

See details of the account due to related parties in note 23.

20.	Accrued expenses payable

	2019	2018
Accruals and estimations	$4,616	$4,500
Labor related provisions	44,401	36,953
Liability for social security contributions	5,617	4,955
Other	739	982

	$55,373	$47,390

As of December 31, 2019, accruals and estimations include the estimated balance of the current portion of the provision for maintenance of $4.6 million (2018: $4.5 million) (see note 21).

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

21.	Other long-term liabilities

	Provision for litigations	Provision for return condition	Dismantling provision	Other long-term liabilities	Total
Balance at January 1, 2019	$12,879	$103,501	$23,848	$25,844	$166,072
Increases	524	24,213	—	4,307	29,044
Used	(26)	—	—	(4,616)	(4,642)
Adjustment	—	—	(367)	—	(367)
Effect of movements in exchange rates	(416)	—	—	—	(416)
Unwinding of discount and changes in the discount rate	—	5,300	846	—	6,146

Balance at December 31, 2019	$12,961	$133,014	$24,327	$25,535	$195,837

Current	—	—	—	4,616	4,616
Non-current	12,961	133,014	24,327	20,919	191,221

	$12,961	$133,014	$24,327	$25,535	$195,837

F-58	(Continued)

COPA HOLDINGS, S. A. AND SUBSIDIARIES

Notes to the consolidated financial statements

Provision for litigation

Provisions for litigation in process and expected payments related to labor legal cases.

The Company is the plaintiff in an action in October 2003 against Empresa Brasileira de Infraestrutura Aeroportuária (“INFRAERO”), Brazil’s airport operator, the legality of the Additional Airport Tariffs (Adicional das Tarifas Aeroportuárias, or ATAERO), which is a 50% surcharge imposed on all airlines which fly to Brazil. Similar suits have been filed against INFRAERO by other major airline carriers. In this case, the court of first instance ruled in favor of INFRAERO and the Company has appealed the judgment. While the litigation is still pending, the Company continues to pay the ATAERO amounts due into an escrow account and as of December 31, 2019, the aggregate amount in such account totaled $10.4 million (2018: $10.6 million).

In the event that the Company receives a final unfavorable judgment it will be required to release the escrowed fund to INFRAERO and will not be able to recover such amounts. The Company does not, however, expect the release of such amounts to have a material impact on its financial results since these amounts already had been expensed.

Provision for return condition

For operating leases, the Company is contractually obliged to return aircraft in an agreed-upon condition. The Company accrues for return conditions related to aircraft held under operating leases throughout the duration of the lease. The Company does not plan to return aircraft in 2020.

The unwinding of the discount and changes in the discount rate is expensed as incurred and recognised in the statement of profit or loss as a finance cost.

Dismantling provision

For leases under IFRS 16 the Company recognizes a dismantling provision to estimate the costs for work required to be performed just before the redelivery of the aircraft to the lessors and which does not depend of the aircraft utilization.

Other long-term liabilities

Other long-term liabilities include principally the provision for maintenance which mainly include the accrual of formal agreements with third parties for operational maintenance events. The cost of these agreements is billed by power by the hour and charged to the consolidated statement of profit or loss. As of December 31, 2019, the provision for maintenance amounts to $20.1 million (2018: $22.9 million) and the Company has presented the estimated balance of the current portion of this provision as “Accrued expenses payable” in the consolidated statement of financial position (see note 20).

Other long-term liabilities also include the provision for the non-compete agreement created for payment to senior management related to covenants not to compete with the Company in the future (relative to the $3.0 million trust fund). This provision is accounted for as “Other long-term employee benefits” under IAS 19R Employee benefits. The accrued amount is revalued annually using the projected benefit method as required by IAS 19R.

F-59	(Continued)

COPA HOLDINGS, S. A. AND SUBSIDIARIES

Notes to the consolidated financial statements

22.	Income taxes

	2019	2018	2017
Current taxes expense -
Current period	$(55,847)	$(35,258)	$(43,034)
Adjustment for prior period	693	261	455

	$(55,154)	$(34,997)	$(42,579)
Deferred taxes expenses -
Origination and reversal of temporary differences	8,717	467	(6,731)

Total income tax expense	$(46,437)	$(34,530)	$(49,310)

During the year 2018, the deferred tax balances have been re-measured as a result of the change in Colombia’s income tax rate, 32%, 31% and 30% for the taxable year, 2020, 2021 and 2022, respectively according to the law N°1943 published on December 28, 2018. Deferred tax expected to reverse in the year 2020, has been measured using the effective rate that will apply in Colombia for the period (32%).

The balances of deferred taxes are as follows:

	Statement of financial position		Statement of profit or loss
	2019	2018	2019	2018	2017
Deferred tax liabilities
Maintenance deposits	$(29,863)	$(29,863)	$—	$3,277	$2,796
Prepaid dividend tax	(7,403)	(8,859)	(1,456)	(5,244)	1,671
Property and equipment	(2,896)	(7,396)	(4,500)	(2,136)	2,107
Other	(4,690)	(4,691)	(1)	641	(1,962)
Set off tax	1,455	1,869	414	(63)	2,879

	$(43,397)	$(48,940)	$(5,543)	$(3,525)	$7,491
Deferred tax assets
Provision for return conditions	$10,095	$7,136	$(2,959)	$723	$(253)
Air traffic liability	2,039	1,792	(247)	(511)	(266)
Fuel derivative	—	—	—	—	107
Other provisions	6,826	4,687	(2,139)	(271)	(272)
Tax loss	1,710	4,295	2,585	3,054	2,803
Set off tax	(1,455)	(1,869)	(414)	63	(2,879)

	$19,215	$16,041	$(3,174)	$3,058	$(760)

	$(24,182)	$(32,899)	$(8,717)	$(467)	$6,731

At December 31, 2019 the deferred tax assets include an amount of $1.7 million ($4.3 million at December, 2018) which relates to tax losses carried forward of Copa Colombia. During 2019, the subsidiary generated a tax profit. The Company has concluded that the deferred assets will be recoverable using the estimated future taxable income based on the approved business plans for the subsidiary. The Company expects to use the remaining tax losses within the next two years, however, these tax losses can be carried forward indefinitely.

The aggregate amount of temporary differences associated with investments in subsidiaries, for which deferred tax liabilities have not been recognized, is $272.5 million as of December 31, 2019 (2018: $453.8 million).

F-60	(Continued)

COPA HOLDINGS, S. A. AND SUBSIDIARIES

Notes to the consolidated financial statements

Reconciliation of the effective tax rate is as follows:

	Tax rate	2019	Tax rate	2018	Tax rate	2017
Net income		$247,002		$88,198		$362,599
Total income tax expense		46,437		34,530		49,310

Profit excluding income tax		293,439		122,728		411,909

Income taxes at Panamanian statutory rates	25.0%	73,360	25.0%	30,682	25.0%	102,977
Stations - Taxable / Panama	(13.7%)	(40,205)	(19.3%)	(23,745)	(7.6%)	(31,272)
Stations - Taxable / Non Panama	2.4%	7,043	9.0%	11,052	1.6%	6,447
Stations - Non Taxable / Non Panama	(4.9%)	(14,444)	3.3%	4,106	(9.4%)	(38,684)
Dividend tax	7.2%	21,376	10.3%	12,696	2.5%	10,297
(Over) under provided in prior periods	(0.2%)	(693)	(0.2%)	(261)	(0.1%)	(455)

Provision for income taxes	15.8%	$46,437	28.1%	$34,530	12.0%	$49,310

23.	Accounts and transactions with related parties

	2019	2018
Account receivable -
Panama Air Cargo Terminal	$101	$102
Banco General, S.A.	24	102
Petróleos Delta, S.A.	22	10
Editora del Caribe, S.A.	—	8
Lubricantes Delta, S.A.	—	1

	$ 147	$ 223

Account payable -
Petróleos Delta, S.A.	$13,330	$12,150
Assa Compañía de Seguros, S.A.	283	2,224
Panama Air Cargo Terminal	250	53
Banco General, S.A.	151	135
Motta International, S.A.	32	48
Desarrollos Inmobiliarios del Este, S.A.	20	20
Cable Onda, S.A.	20	—
Galindo, Arias & López	—	43

	$14,086	$14,673

F-61	(Continued)

COPA HOLDINGS, S. A. AND SUBSIDIARIES

Notes to the consolidated financial statements

Transactions with related parties for the year ended December 31 are as follows:

Related party	Transaction	Amount of transaction 2019	Amount of transaction 2018	Amount of transaction 2017
Petróleos Delta, S.A.	Purchase of jet fuel	$376,765	$398,733	$290,172
ASSA Compañía de Seguros, S.A.	Insurance	11,215	9,735	8,527
Panama Air Cargo Terminal	Handling	3,522	5,849	4,869
Profuturo Administradora de Fondos
de Pensión y Cesantía	Payments	5,145	4,716	2,386
Desarrollo Inmobiliario del Este, S.A.	Property leasing	4,017	3,838	3,625
Motta International	Purchase	1,854	1,585	1,632
Cable Onda, S.A.	Communications	1,396	1,687	1,448
Galindo, Arias & López	Legal services	309	490	373
GBM International, Inc.	Technological support	240	231	273
Global Brands, S.A.	Purchase	108	55	79
Banco General, S.A.	Interest income	$(4,181)	$(3,781)	$(2,986)

Banco General, S.A.: The Company’s controlling shareholders have a vote and a decision within the board of directors of BG Financial Group, which is the controlling company of Banco General. Likewise, Banco General, S. A. owns ProFuturo Administradora de Fondos de Pensión y Cesantía S.A., which manages the Company’s reserves for pension purposes. Also the Company has interest receivable by $2.1 million (2018: $1.8 million) due to short and long term time deposits in this financial institution.

Petróleos Delta, S.A.: Since 2005, the fuel company entered into a contract with the Company to meet its jet fuel needs. The contract’s term is four years, and the last contract subscribed was on June, 2016.

As of December 31, 2019, the Company does not maintain guarantee deposits with Petróleos Delta, S. A. (2018: $16.1 million). While the Company’s controlling shareholders do not hold a controlling equity interest in Petróleos Delta, S. A., various members of the Company’s Board of Directors are also board members of Petróleos Delta, S. A.

ASSA Compañía de Seguros, S. A.: An insurance company controlled by the Company’s controlling shareholders that provide substantially all of the Company’s insurance policies.

Desarrollo Inmobiliario del Este, S. A.: The Company leases six floors consisting of approximately 121,686 square feet of the building from Desarrollo Inmobiliario, an entity controlled by the same group of investors that controls Corporación de Inversiones Aéreas, S. A. (“CIASA”). CIASA owns 100% of the class B shares of the Company. This contract is a lease contract under IFRS 16.

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

Panama Air Cargo Terminal: Provides cargo and courier services in Panama, an entity controlled by the same group of investors that controls CIASA.

Compensation of key management personnel

Key management personnel compensation is as follows:

	2019	2018	2017
Short-term employee benefits	$4,969	$6,104	$5,133
Post-employment pension	95	117	99
Share-based payments	3,246	5,092	5,524

	$8,310	$11,313	$10,756

The Company has not set aside any additional funds for future payments to executive officers, other than one pursuant to a non-compete agreement for $3.0 million established in 2006 (see note 21).

24.	Equity

Common stock

The authorized capital stock consists of 80 million shares of common stock without par value, divided into Class A shares, Class B shares, and Class C shares. As of December 31, 2019, the Company had 33,835,747 Class A shares issued (2018: 33,816,276 ) and 31,337,856 shares outstanding (2018: 31,257,686 ), 10,938,125 Class B shares issued and outstanding (2018: 10,938,125) and no Class C shares outstanding. Class A and Class B shares have the same economic rights and privileges, including the right to receive dividends.

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

In 2019, the Company paid quarterly dividends in the amount of $0.65 per share (2018: $0.87 per share).

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

In November, 2014, the Board of Directors of the Company approved a $250 million share repurchase program. Purchases will be made from time to time, subject to market and economic conditions, applicable legal requirements, and other relevant factor. Between November 2014 and September 2015, the Company repurchased 2,310,492 shares for a total amount of $136.4 million. As of December 31, 2019, the Company had $113.6 million remaining to purchase shares under its share repurchase program.

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

The total compensation cost recognized for non-vested stock and options awards amounts to $6.1 million, $7.1 million, and $7.4 million in 2019, 2018, and 2017, respectively, and was recorded as a component of “Wages, salaries, benefits and other employees’ expenses” within operating expenses.

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

COPA HOLDINGS, S. A. AND SUBSIDIARIES

Notes to the consolidated financial statements

A summary of the terms and conditions, properly approved by the Compensation Committee of our Board of Directors, relating to the grants of the non-vested stock award under the equity compensation plan is as follows:

Grant date	Number of instruments	Vesting conditions	Contractual life
April, 2015	4,915	15% first three anniversaries	5 years
		25% fourth 30% fifth anniversary
June, 2015	5,839	15% first three anniversaries	5 years
		25% fourth 30% fifth anniversary
February, 2016	147,000	15% first three anniversaries	5 years
		25% fourth 30% fifth anniversary
February, 2016	63,000	Fifth anniversary	5 years
May, 2016	7,899	15% first three anniversaries	5 years
		25% fourth 30% fifth anniversary
February, 2017	22,012	One-third every anniversary	3 years
February, 2017	11,980	One-third every anniversary	3 years
February, 2017	2,237	Third anniversary	3 years
February, 2018	21,556	7% first month 31% first three anniversaries	3 years
February, 2018	14,379	33% first three anniversaries	3 years
February, 2018	1,316	15% first three anniversaries	5 years
		25% fourth 30% fifth anniversary
July, 2018	6,104	Third anniversary	3 years
February, 2019	15,951	1% first month 33% first three anniversaries	3 years
June, 2019	9,256	33% first three anniversaries	3 years
June, 2019	977	33% first three anniversaries	3 years
August, 2019	1,039	33% first three anniversaries	3 years
December, 2019	1,724	100% first anniversary	1 year

Non-vested stock awards were measured at their fair value on the grant date. For the 2019 grants, the fair value of these non-vested stock awards amounts to $96.46 per share (2018: $135.81).

F-66	(Continued)

COPA HOLDINGS, S. A. AND SUBSIDIARIES

Notes to the consolidated financial statements

A summary of the non-vested stock award activity under the plan as of December 31, 2019, 2018 and 2017 with changes during these years is as follows (in number of shares):

	2019	2018	2017
Non-vested as of January 1	271,904	304,153	333,183
Granted	28,947	43,355	36,229
Vested	(80,170)	(72,045)	(62,224)
Forfeited	(9,476)	(3,559)	(3,035)

Non-vested as of December 31	211,205	271,904	304,153

The Company uses the accelerated attribution method to recognize the compensation cost for awards with graded vesting periods. The Company estimates that the remaining compensation cost, not yet recognized for the non-vested stock awards, amounts to $4.0 million (2018: $9.8 million), with a weighted average remaining contractual life of 2.1 years (2018: 2.3 years). Additionally, the Company estimates that the 2020 compensation cost related to these plans amounts to $3.2 million.

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

The computation of the income and share data used in the basic and diluted earnings per share is as follows:

	2019	2018	2017
Basic and diluted earnings per share -
Net income	$247,002	$88,198	$362,599
Weighted-average shares outstanding	42,258	42,182	42,111
Non-vested dividend participating awards	225	274	308

	42,483	42,456	42,419

	5.81	2.08	8.55

F-67	(Continued)

COPA HOLDINGS, S. A. AND SUBSIDIARIES

Notes to the consolidated financial statements

27.	Commitments and contingencies

Purchase contracts

As of December 31, 2019, the Company had one purchase contract with Boeing entailing sixty five (65) firm orders of Boeing 737 MAX aircraft, agreed to be delivered between 2020 and 2025. The aircraft contractual obligations net of discounts and pre-delivery payments, including estimated amounts for contractual price escalation, are as follows:

Year ending December 31, 2020	495,097
2021	567,088
2022	627,409
2023	648,753
2024	504,910
Thereafter	259,097

$3,102,354

As of December 31, 2019 the Company has paid $468.8 million in predelivery deposits of 737 MAX aircraft.

In March 2019, the FAA issued an order to suspend operations of all Boeing 737 MAX aircraft in the U.S. and by U.S. aircraft operators. Non-U.S. civil aviation authorities also issued directives to similar effect as consequence Boeing has suspended deliveries of the Boeing 737 MAX until clearance is granted by the appropriate regulatory authorities. As result, delivery of the aircraft is subject to change which may result in certain commitments being deferred to later periods.

Labor unions

Approximately 61.8% of the Company’s 8,877 employees are unionized. There are currently nine (9) union organizations, five (5) covering employees in Panama and four (4) covering employees in Colombia. The Company traditionally had good relations with its employees and with all the unions and expects to continue to enjoy good relations with its employees and the unions in the future.

The five (5) unions covering employees in Panama include the pilots’ union (UNPAC); the flight attendants’ union (SIPANAB); the mechanics’ union (SITECMAP), the industry union (SIELAS), which represents ground personnel, messengers, drivers, passenger service agents, counter agents, and other non-executive administrative staff, and other industry union named UGETRACA which represents ground personnel and flight attendants.

Copa entered into collective bargaining agreements with the pilot’s union in July 2017, the industry union in December 2017, the mechanics’ union in June 2018 and the flight attendants’ union in October 2018. Copa does not have a collective bargain agreement negotiated with UGETRACA because they do not have the eligible amount of employees.

Collective bargaining agreements in Panama typically have terms of four years.

The four (4) unions covering employees in Colombia are: the pilots’ union (ACDAC), the flight attendants’ union (ACAV), the industry union (SINTRATAC), and the Mechanics Union (ACMA).

F-68	(Continued)

COPA HOLDINGS, S. A. AND SUBSIDIARIES

Notes to the consolidated financial statements

Copa entered into collective bargaining with ACDAC and ACAV in January 2018. ACDAC has not yet resolved and ACAV ended with a new arbitration collective document for two years expiring in September 2020. Additionally, SINTRATAC and Copa entered into collective bargaining agreement in December 2017 for terms of four years until December 2021. Negotiations with ACMA were resolved by arbitration on December 31, 2015, extending the validation every 6 months from this date, until June 30, 2018. ACMA has not presented a new bill of petition.

Typically, collective bargaining agreements in Colombia have terms of two to three years. Although Copa Colombia usually settles many of its collective bargaining agreement negotiations through arbitration proceedings, it has traditionally experienced good relations with its unions.

In addition to unions in Panama and Colombia, the Company’s employees in Brazil are covered by industry union agreements that cover all airline industry employees in the country and airport employees in Argentina are affiliated to an industry union (UPADEP).

Lines of credit for working capital and letters of credit

The Company maintained letters of credit with several banks with a value of $25.8 million as of December 31, 2019 (2018: $25.9 million). These letters of credit are pledged mainly for operating lessors, maintenance providers and airport operators.

The Company, has short term unsecured credit facilities with financial institutions in the aggregate amount of $305.0 million. These lines of credit have been put in place to pre-delivery payments and for working capital purposes. As of December 31, 2019, the Company do not have any outstanding borrowings under these credit lines (2018: $140.0 million).

Tax audit

The Company received notifications from the tax authorities in Panama and Colombia. The Company, along with its tax advisors, has concluded that it is not probable that an outflow of resources embodying economic benefits will be required to settle them, especially considering that the Company has enough arguments to support its position and also taking into consideration that both cases are in the preliminary stages.

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

In the past the Company has entered into financial derivative contracts in an effort to mitigate this risk, but with inconsistent results. The Company has not entered into new fuel hedge contracts, and has adopted a new strategy of remaining unhedged, while regularly reviewing its policies based on market conditions and others factors. As of December 31, 2019 and 2018, the Company did not have any outstanding fuel hedge contracts.

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

Fuel price risk is estimated as a hypothetical 10% increase in the December 31, 2019 cost per gallon of fuel. Based on projected 2020 fuel consumption, such an increase would result in an increase to aircraft fuel expense of approximately $64.8 million in 2020 (unaudited).

28.2	Market risk

Foreign currency risk

Foreign exchange risk is originated when the Company performs transactions and maintains monetary assets and liabilities in currencies that are different from the functional currency of the Company. Assets and liabilities in foreign currency are translated using the exchange rates at the end of the period, except for non-monetary assets and liabilities that are translated at the equivalent cost of the U.S. dollar at the acquisition date and maintained at the historical rate. The results of foreign operations are translated using the average exchange rates that were in place during the period. Gains and losses deriving from exchange rates are included within “(Loss) Gain on foreign currency fluctuations” in the consolidated statement of profit or loss.

The majority of the obligations are denominated in U.S. dollars. Since Panama uses the U.S. dollar as legal tender, the majority of the Company’s operating expenses are also denominated in U.S. dollars, approximately 67.3% of revenues and 81.3% of expenses. A significant part of our revenue is denominated in foreign currencies, including the Brazilian real, Colombian peso and Argentinian peso, which represented 8.7%, 8.3% and 4.8%, respectively (2018: 22.7%, 11.4% and 7.2% respectively).

Generally, the Company’s exposure to most of these foreign currencies, is limited to the period of up to two weeks between the completion of a sale and the conversion to U.S. dollar. The following chart summarizes the Company’s foreign currency risk exposure (assets and liabilities denominated in foreign currency) as of December 31:

	2019	2018
Assets
Cash and cash equivalents	$22,818	$24,123
Investments	—	2
Accounts receivable, net	73,018	68,171
Other assets	15,726	19,107

Total assets	$111,562	$111,403
Liabilities
Accounts payable	51,313	48,501
Taxes payable	37,137	40,243
Other liabilities	18,513	20,771

Total liabilities	$106,963	$109,515

Net position	$4,599	$1,888

From time to time the, Company enters into factoring agreements on receivables outstanding on credit card sales in certain countries.

F-70	(Continued)

COPA HOLDINGS, S. A. AND SUBSIDIARIES

Notes to the consolidated financial statements

28.3	Credit risk

Credit risk is the risk that a counterparty will not meet its obligations under a financial instrument or customer contract, leading to a financial loss. The Company is exposed to credit risk from its financing activities, including deposits with banks and investments in financial instruments and from its accounts receivable. IFRS 9 requires the Company to recognize an allowance for ECLs for all financial assets not held at fair value through profit or loss.

The carrying amounts of financial assets represent the maximum credit risk.

Short and long-term investments

To mitigate the credit risk arising from deposits in bank, the Company only conducts business with financial institutions that have an investment grade above BBB- from Standard & Poor’s and liquidity indicators aligning with or above the market average. For the investments in financial instruments, different from deposits in bank, the Company requires a grade above A- from Standard & Poor’s.

The Company has established a policy to perform an assessment, at the end of each quarterly reporting period, of whether a financial instrument’s credit risk has increased significantly since initial recognition, by monitoring changes in credit risk ratings published by Standard & Poor’s.

As the financial instruments are considered to be low risk, the impairment provision is determined at 12-month ECLs using the general approach as prescribed by IFRS 9.

The movement in the allowance for impairment for short and long-term investments at amortized cost for the year ended December 31 was as follows:

	2019	2018
Balance at beginning of year	$(1,218)	$(1,120)
Reversal/(Additions)	261	(98)

Balance at end of year	$(957)	$(1,218)

Accounts receivable

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

Set out below is the information about the credit risk exposure on the Company’s trade receivables using a provision matrix as of December 31:

	2019
		Days past due
	Total	Current	<30	30-60	60-90	>90
Expected credit loss rate		0.1%	2.3%	3.7%	12.0%	33.3%
Gross carrying amount	$137,500	$111,779	$6,170	$2,786	$1,636	$15,129
Expected credit loss	$5,579	$99	$141	$104	$196	$5,039

	2018
		Days past due
	Total	Current	<30	30-60	60-90	>90
Expected credit loss rate		0.1%	16.8%	26.8%	48.1%	59.8%
Gross carrying amount	$122,288	$112,394	$1,799	$533	$312	$7,250
Expected credit loss	$5,057	$124	$303	$143	$150	$4,337

28.4	Interest rate and cash flow risk

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

As of December 31, 2019 and 2018, fixed interest rates range from 1.49% to 4.90%, and the main floating rate is LIBOR.

The Company’s earnings are affected by changes in interest rates due to the impact of those changes on interest expenses from variable-rate debt instruments and operating leases, and on interest income generated from cash and investment balances. If the interest rate average is 10% more in 2020 than in 2019, the interest expense would increase by approximately $0.9 million and the fair value of the debt would decrease by approximately $6.5 million. If interest rates average 10% less in 2020 than in 2019, the interest income from marketable securities would decrease by approximately $0.9 million and the fair value of the debt would increase by approximately $6.5 million. These amounts are determined by considering the impact of the hypothetical interest rates on the variable-rate debt and marketable securities equivalent balances at December 31, 2019.

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

December 31, 2019

	Note	Carrying amount	Contractual cash flow	Less than twelve months	Between 1 and 4 years	More than 4 years
Non-derivative financial liabilities
Debt	18	$1,055,421	$1,197,635	$146,434	$556,257	$494,944
Lease liabitily	14	304,564	329,029	107,556	212,408	9,065
Account payable	19	119,332	119,332	119,332	—	—
Account payable to related parties	19	14,086	14,086	14,086	—	—

		$1,493,403	$1,660,082	$387,408	$768,665	$504,009

December 31, 2018

	Note	Carrying amount	Contractual cash flow	Less than twelve months	Between 1 and 4 years	More than 4 years
Non-derivative financial liabilities
Debt	18	$1,287,248	$1,465,223	$348,654	$529,624	$586,945
Lease liability	14	375,683	407,117	114,576	277,513	15,028
Account payable	19	124,962	124,962	124,962	—	—
Account payable to related parties	19	14,673	14,673	14,673	—	—

		$1,802,566	$2,011,975	$602,865	$807,137	$601,973

28.6	Equity risk management

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

The Company’s gearing ratio (unaudited) is a follows:

	2019	2018
Total debt (note 18)	$1,055,421	$1,287,248
Less: non-restricted cash and cash equivalents and short-term investments	(851,135)	(722,358)

Net debt	204,286	564,890
Total equity	1,934,906	1,796,594

Total capitalization	2,139,192	2,361,484

Gearing ratio	9.5%	23.9%

F-73	(Continued)

COPA HOLDINGS, S. A. AND SUBSIDIARIES

Notes to the consolidated financial statements

28.7	Fair value measurement

The following table shows the carrying amount and fair values of financial assets and financial liabilities as of December 31:

		Carrying amount		Fair Value
	Note	2019	2018	2019	2018
Financial assets
Cash and cash equivalents	8	$158,732	$156,158	$158,732	$156,158
Short-term investments	9	692,403	566,200	692,403	566,200
Account receivable	10	131,920	117,231	131,920	117,231
Long-term investments	9	134,347	138,846	155,051	138,349
Financial liabilities
Debt	18	1,055,421	1,287,248	1,063,617	1,147,248
Account payable	19	133,418	139,635	133,418	139,635

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

Stock Grants

During the first quarter of 2020, the Compensation Committee of the Company’s Board of Directors approved two awards. Awards under these plans will grant approximately 50,381 shares of non-vested stock, which will vest over a period of three years. The Company estimates the fair value of these awards to be approximately $5.4 million and the 2020 compensation cost for these plans will be $2.5 million.

Taxes

In February 2020, the Company received two notifications from the tax authority in Panama related to a tax audit process that began in 2019. The notification includes potentially significant adjustments to the reported dividend tax for the years 2012 to 2016 and income tax 2016. The Company has filed an administrative appeal which is the first legal stage under Panamanian laws. The Company, along with its tax advisors, has concluded that is probable that the Company’s tax position will be upheld. As a result, is not probable that the Company will incur any significant additional tax as a result. According to Panamanian laws, the statute of limitations is 3 and 15 years for income tax and dividend tax, respectively.

F-74	(Continued)

COPA HOLDINGS, S. A. AND SUBSIDIARIES

Notes to the consolidated financial statements

Coronavirus 2019 (COVID-19)

In December 2019, a novel strain of coronavirus (“COVID-19”) was reported in Wuhan, China. The virus has promulgated significantly outside China, and now exists in most of the world. As a result, the World Health Organization has declared COVID-19 a pandemic. In addition, on March 13, 2020 the U.S. government declared a state of emergency and took some important actions including enhanced screenings, quarantine requirements and travel restrictions to certain countries. Additionally, on March 19, 2020 the government of Panama issued a decree suspending all commercial passenger flights to and from Panama for a period of one month effective March 22, 2020. Other countries have put in place similar measures.

As of the date of this report, the Company is experiencing decline in medium-term demand as evidenced by a significant reduction in forward sales over the next few months, with declines of as much as 80% compared to forward sales during the same period the previous year.

Following the suspension of its operations, the Company implemented certain initiatives, including cost savings, deferral of the company’s non-essential capital expenditures, and the drawing of $300 million from short and medium-term liquidity facilities.

The extent of the impact of the COVID-19 on the Company’s operational and financial performance will depend on future developments, including the duration and spread of the outbreak and related travel advisories and restrictions and the impact of the COVID-19 on overall demand for air travel, all of which are highly uncertain and cannot be predicted. If traffic on the Company’s routes were to remain at these levels for an extended period, and/or routes in other parts of the Company’s network begin to see significant declines in demand, the results of operations for 2020 would be materially adversely affected, and the Company may have to take additional actions to preserve our long- term sustainability.

Uncertainty related to going concern

As a result of the COVID-19 global pandemic which is affecting the entire aviation industry, the Company has implemented several measures to raise and maintain very robust liquidity levels, including the acceleration of collection of its accounts receivable through higher factoring levels, negotiating longer payment terms with its main suppliers, as well as drawing on currently available lines of credit, for approximately $300 million. The Company also can access additional funding through the refinancing of its unencumbered aircraft and engines and aircraft spare parts, as well as requesting advances from banks secured by future maturities of investments (time deposits and fixed income instruments), which could generate an additional inflow for approximately $400 million. This additional $700 million would increase the cash position which as of March 15, 2020 was around $1.0 billion. The Company is also reducing operational expenses and non-essential capital expenditure outflows, and it expects to decrease its monthly cash burn ratio to approximately $70 million per month for the remainder of 2020. The Company anticipates that these initiatives to obtain additional sources of liquidity, along with measures to contain operational expenses and non-essential capex outflows, will provide ample resources to endure a prolonged downturn in demand.

Credit card processors

Due to the decrease in sales during the first quarter of 2020, the Company liquidity could be adversely impacted in the event one or more of its credit card processors were to impose material reserve requirements for payments due to the Company from credit card transactions.

The Company has agreements with financial institutions that process customer credit card transactions for the sale of air travel and other services. Under certain of the Company’s credit card processing agreements, the financial institutions in certain circumstances have the right to require that the Company maintains a reserve equal to a portion of advance ticket sales that has been processed by that financial institution, but for which the Company has not yet provided the air transportation. Such financial institutions may require additional cash or other collateral reserves to be established or additional withholding of payments related to receivables collected if the Company does not maintain certain minimum levels of unrestricted cash, cash equivalents and short-term investments (collectively, “Unrestricted Liquidity”).

The Company follows a policy of giving passengers credit to be redeemed in future dates instead of providing refunds, in those jurisdictions where permitted. This helps the Company maintain healthy levels of Unrestricted Liquidity.

F-75	(Continued)