Form 20-F
period 2020-12-31
Copa Holdings, S.A.
filed 2021-04-23
CIK 1345105

As filed with the Securities and Exchange Commission on April 23, 2021

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2020

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

Raul Pascual

Complejo Business Park, Torre Norte

Parque Lefevre, Panama City, Panama

+507 304 2774 (Telephone)

+507 304 2696 (Facsimile)

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

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: At December 31, 2020, there were outstanding 42,359,390 shares of common stock, without par value, of which 31,421,265 were Class A shares and 10,938,125 were Class B shares.

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

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.  ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued	☒	Other ☐
by the International Accounting Standards Board

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

Presentation of Financial and Statistical Data

Included in this annual report are our audited consolidated statement of financial position as of December 31, 2020 and 2019, and the related audited consolidated statements of profit or loss, comprehensive income or loss, changes in equity and cash flows for the years ended December 31, 2020, 2019 and 2018. Our audited consolidated financial statements for the year ended December 31, 2018 have been restated to reflect the application of IFRS 16.

ii

The details of the changes in accounting policies or presentation are disclosed in note 5 of our annual consolidated financial statements.

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

Special Note About Forward-Looking Statements

This annual report includes forward-looking statements, principally under the captions “Risk Factors”, “Business Overview” and “Operating and Financial Review and Prospects”. We have based these forward-looking statements largely on our current beliefs, expectations and projections about future events and financial trends affecting our business. Many important factors, in addition to those discussed elsewhere in this annual report, could cause our actual results to differ substantially from those anticipated in our forward- looking statements, including, among other things:

•	general economic, political and business conditions in Panama and Latin America and particularly in the geographic markets we serve;

•	the recent events related to the coronavirus (“COVID-19”) outbreak;

•	our management’s expectations and estimates concerning our future financial performance and financing plans and programs;

•	our level of debt and other fixed obligations;

•	demand for passenger and cargo air service in the markets in which we operate;

•	competition;

•	our capital expenditure plans;

•	changes in the regulatory environment in which we operate;

•	changes in labor costs, maintenance costs, fuel costs and insurance premiums;

•	changes in market prices, customer demand and preferences and competitive conditions;

•	cyclical and seasonal fluctuations in our operating results;

•	defects or mechanical problems with our aircraft;

•	our ability to successfully implement our growth strategy;

•	our ability to obtain financing on commercially reasonable terms; and

•	the risk factors discussed under “Risk Factors” beginning on page 4.

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

The selected financial data previously required by this Item 3.A has been omitted in reliance on SEC Release No. 33-10890, Management’s Discussion and Analysis, Selected Financial Data, and Supplementary Financial Information.

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

Risks Relating to the COVID-19 Outbreak

The COVID-19 outbreak has had and is expected to continue to have a material adverse impact on our business.

The spread of COVID-19 and the global pandemic are having significant adverse impacts on all aspects of our business. In response to the pandemic, many governments around the world have implemented a variety of aggressive measures to reduce the spread of the virus, including travel restrictions and bans. As a result, we and the broader air travel industry have suffered unprecedented reductions in demand, which has significantly affected our business, financial condition and operating results. Because substantially all of our flights are international, we may be more adversely affected than other air carriers. This adverse effect is likely to continue until the virus is contained and may continue thereafter, particularly if economic conditions, as well as government regulation of, and consumer attitudes toward, air travel change in a lasting way that reduces the effectiveness of our hub-and-spoke or low-cost business models.

As a result of the travel restrictions imposed by the governments of the countries in which we operate, including the Panamanian authorities’ suspension of commercial operations to and from Panama, we suspended all commercial flights on March 22, 2020. On August 14, the Company restarted limited scheduled commercial operations, subject to Panama’s health control restrictions on the number of flights and on entry for non-citizens and non-residents to Panama which were subsequently lifted on October 11. The Company has been gradually increasing capacity since then. We expect that the ramp up of our operational levels will continue to be gradual and driven by weaker underlying demand and dependent on the easing or lifting of travel restrictions and advisories and improvement of health conditions in markets we serve. This will require us to reduce flight frequencies and destinations, and consequently, to re-evaluate our number of aircraft, our network and workforce levels going forward. There is no guarantee that capacity will increase as anticipated or at all.

The COVID-19 pandemic has had, and may continue to have, a material adverse impact on the Company’s operations. The extent of the future impact of COVID-19 on the Company’s operational and financial performance will depend on future developments, including, but not limited to, the scope and severity of the pandemic related travel advisories and restrictions, the availability and effectiveness of vaccines, the effectiveness of available vaccines against variants of the virus, the duration and severity of the impact of COVID-19 on overall demand for air travel, and the deep economic recession expected, all of which are highly uncertain and cannot be predicted. If the Company’s operations were to shut down or significantly reduced levels for an extended period, or if governments implement permanent travel restrictions, including enhanced COVID-19-related screening measures that may apply to our personnel and/or the traveling public, our results of operations would be materially adversely affected, and we may have to take additional actions to preserve our long- term sustainability.

In addition, an outbreak of another disease or similar public health threat, or fear of such an event, including a resurgence of COVID-19 and its variations, that affects travel demand, travel behavior or travel restrictions could have a material adverse impact on the Company’s business, financial condition and operating results. Outbreaks of other diseases could also result in increased government restrictions and regulation, such as those actions described above or otherwise, which could adversely affect our operations.

We may not have sufficient liquidity for the duration of the COVID-19 pandemic and resulting effects therefrom.

As of December 31, 2020, we had approximately $890 million in cash, cash equivalents, and short-term investments. Our continued access to sources of liquidity depends on multiple factors, including global economic conditions, government regulation, the condition of global financial markets, the availability of sufficient amounts of financing, our operating performance and our credit ratings. There is no guarantee that these additional sources of financing will be available on commercially reasonable terms or at all, and there is no guarantee that we will be successful in implementing our other outlined strategic initiatives, in which case we may need to seek other sources of funding. In addition, the terms of future debt agreements could include restrictive covenants, which could restrict our business operations.

Our average monthly cash consumption rate for the months of April to December 2020 was $40 million. Our cash consumption is defined as cash disbursements less proceeds, excluding extraordinary financing activities and asset sales. We have reduced our monthly cash consumption rate by significantly reducing the number of flights, suspending capital expenditures (other than necessary aircraft maintenance capital expenditures and any aircraft that is delivered to us under existing contractual arrangements) and reducing fixed and variable expenses. Our ability to meet our liquidity needs is subject to numerous risks and uncertainties, including the levels of the cash refunds of customer deposits, our ability to reduce labor costs, the result of contract renegotiations with suppliers and whether we take delivery of aircraft pursuant to existing commitments as well as the terms on which we do so and the terms of any related financing available to us. Additionally, if air traffic levels do not rebound, or if we face further interruptions to air travel, then we may not be able to maintain sufficient liquidity to meet our financial needs.

The significant adverse effect that the COVID-19 pandemic has had on the airline industry may cause an impairment in our long-lived assets.

The spread of COVID-19 and the recent developments surrounding the global pandemic are having an unprecedented adverse impact on the airline industry. As a result, we may be required to write down the carrying value of certain of our long-lived assets, such as aircraft, to the extent the value of those assets declines.

The Company can provide no assurance that a material impairment loss of assets will not occur in a future period, and the risk of future material impairments has been significantly heightened as result of the effects of the COVID-19 pandemic on our flight schedules and business. The value of the Company’s aircraft could also be impacted in future periods by changes in supply and demand for these aircraft. Such changes in supply and demand for certain aircraft types could result from the continued or additional future grounding of aircraft. An impairment loss could have a material adverse effect on the Company’s financial condition, operating results and ability to secure financing.

The COVID-19 pandemic is having a significant negative impact on the economies of the countries in which we operate, which is reducing demand for travel.

Travel expenditures are sensitive to personal and business discretionary spending levels and grow more slowly or decline during economic downturns. A substantial portion of our assets are located in Panama and a significant proportion of our passengers’ trips either originates or ends in Panama. Furthermore, a large majority of Copa’s flights operate through our hub at Tocumen International Airport. As a result, we depend on economic and political conditions prevailing from time to time in Panama. We also derive a substantial portion of our revenues from Colombia, Brazil, the United States, and other countries in Latin America.

The COVID-19 outbreak has significantly and negatively impacted the global economy, including in Panama and other countries where we operate. The pandemic has resulted in increased unemployment, reduced financial capacity of both business and leisure travelers, diminished liquidity and credit availability, declines in consumer confidence and discretionary income, large devaluations in the currencies of many countries in Latin America, and general uncertainty about economic stability. We do not expect economic and operating conditions for our business to improve until customers, who to date are experiencing increasing levels of unemployment and income loss, are once again willing and able to travel, and once we, other airlines and accommodation providers, such as hotels, are able to serve those customers. This may not occur until well after the broader global economy begins to improve. We cannot predict the effect the COVID-19 pandemic could have on long-term demand for air travel even once broader global economic conditions improve and travel restrictions are eased or lifted, including whether the increased usage of video conferencing technology results in a permanent reduction in business travel, or whether our hub-and-spoke or low-cost business models will be effective in a changed demand environment. We cannot predict the magnitude, length or recurrence of these impacts to the global economy, which have impacted, and may continue to impact demand for travel and lead to reduced spending on the services we provide.

Risks Relating to our Company

Failure to successfully implement our business strategy may adversely affect our results of operations and harm the market value of our Class A shares.

We intend to restore capacity to pre-pandemic levels, as well as increase the frequency of flights to the markets we currently serve over the long term. Achieving these goals will allow our business to benefit from cost efficiencies resulting from economies of scale, but will require substantial cash needs, as described below. If we do not have enough cash to fund such projects, we may not be able to successfully expand our route system, therefore, our future revenue and earnings growth would be limited.

When we restart routes, add new frequencies to existing routes, or add new routes, our advertising and other promotional costs tend to be higher, which could result in initial losses that could have a negative impact on our results of operations as well as require a substantial amount of cash to fund. We also periodically run special promotional fare campaigns. Promotional fares can have the effect of increasing load factors while reducing our yield on such routes during the period that they are in effect. The number of markets we serve and flight frequencies depend on available demand and on our ability to identify the appropriate geographic markets upon which to focus and to gain suitable airport access in addition to route approval in the aforementioned markets. There can be no assurance that the markets we enter will yield passenger traffic, at the expected fares, that is sufficient to make our operations in those new markets profitable. Any condition that would prevent or delay our access to key airports or routes, including limitations on the ability to process more passengers, the imposition of flight capacity restrictions, the inability to secure additional route rights under bilateral agreements or the inability to maintain our existing slots, flight banks and obtain additional slots, could constrain the expansion of our operations.

Our business also requires skilled personnel, equipment and facilities. The inability to hire, train and/or retain pilots and other personnel or secure the required equipment and facilities efficiently, cost-effectively, and on a timely basis, could adversely affect our ability to execute our plans. It also could strain our existing management resources and operational, financial and management information systems to the point where they may no longer be adequate to support our operations, requiring us to make significant expenditures in these areas. Difficulties obtaining necessary equipment could also affect our business. For example, the mandatory grounding of Boeing 737 MAX 9 aircraft has affected the deliveries scheduled for 2020 and 2021. On November 18, the FAA rescinded the order that grounded the Boeing 737-MAX aircraft type and published an Airworthiness Directive and MAX training requirements, paving the way for a return to service. Having an excess of assets may also affect our business. For example, difficulties selling our Boeing 737-700 could lead to substantial cash outflows related to non-operative aircraft. Considering these factors, we cannot ensure that we will be able to successfully establish new markets or expand our existing markets, and our failure to do so could have an impact on our business and results of operations, as well as the value of our Class A shares.

Our performance is heavily dependent on economic and political conditions in the countries in which we do business.

Passenger demand is heavily cyclical and highly dependent on global, regional and country-specific economic growth, economic expectations and foreign exchange rate variations. We have been negatively impacted by poor economic performance in certain emerging market countries in which we operate, as well as by weaker Latin American currencies, including as a result of the COVID-19 pandemic. See “— The COVID-19 pandemic is having a significant negative impact on the economies of the countries in which we operate, which is reducing demand for travel.” In addition, Venezuela has experienced difficult political conditions and declines in the rate of economic growth in recent periods as well as governmental actions that have adversely impacted businesses that operate there. The Company cancelled flights between Panama and Venezuela during April 2018, as a result of a temporary suspension of diplomatic and commercial relations between the two countries, and in December 2020, due to of government restrictions intended to contain the COVID-19 pandemic. Also, on May 15, 2019 the Homeland Security Department of the United States announced a suspension of all commercial passenger and cargo flights between United States and Venezuela. The U.S. Department of Transportation (DOT) concurred with this determination and issued an order suspending all foreign air transportation for passengers or cargo to or from any airport in

Venezuela. Any of the following developments (or a continuation or worsening of any of the following currently in existence) in the countries in which we operate could adversely affect our business, financial condition, liquidity and results of operations:

•	changes in economic or other governmental policies, including exchange controls;

•	changes in regulatory, legal or administrative practices; or

•	other political or economic developments over which we have no control.

Additionally, a significant portion of our revenues are derived from discretionary and leisure travel, which are especially sensitive to economic downturns and political conditions. An adverse economic and/or political environment, whether global, regional or in a specific country, could result in a reduction in passenger traffic, and leisure travel in particular, as well as a reduction in our cargo business, and could also impact our ability to raise fares, which in turn would materially and negatively affect our financial condition and results of operations.

The cost of financing our aircraft may increase, or the availability of financing could be limited, which could negatively impact our business.

We have historically been able to achieve favorable financing terms through commercial and US Export-Import bank guaranteed loans, sale-leasebacks, as well as financial and operating leases. Given the state of the industry as a result of the COVID-19 pandemic, aviation financing has become much harder and more expensive to obtain. Therefore, we cannot ensure that we will be able to continue to raise financing from past sources, or from other sources, on terms comparable to our existing financing or at all. Additionally, the disruption and volatility in the global and domestic capital markets resulting from the COVID-19 pandemic may increase the cost of capital and limit our ability to access capital. If the cost of such financing increases or we are unable to obtain such financing, we may be forced to incur higher than anticipated financing costs, which could have an adverse impact on the execution of our growth strategy and business. On April 30, 2020, we issued $350 million aggregate principal amount of 4.5% convertible senior notes. The conversion rate of the convertible senior notes may represent a significant premium over the trading price of our stock at the time of conversion, resulting in dilution to our shareholders.

We have historically operated using a hub-and-spoke model and are vulnerable to competitors offering direct flights between destinations we serve and/or opening new hubs.

The general structure of our flight operations follows what is known in the airline industry as a “hub-and-spoke” model. This model aggregates passengers by operating flights from a number of “spoke” origins to a central hub through which they are transported to their final destinations. In recent years, many traditional hub-and-spoke operators have faced significant and increasing competitive pressure from low-cost, point-to-point carriers on routes with sufficient demand to sustain point-to-point service. A point-to-point structure enables airlines to focus on the most profitable, high-demand routes and to offer greater convenience and, in many instances, lower fares. If demand for air travel in Latin America increases, some of our competitors have initiated non-stop service between destinations that we currently serve through our hub in Panama. Additionally, newer aircraft models, such as, Boeing 737 MAX and Airbus 320-NEO, allow nonstop flights in certain city pairs that could not be served with prior generation narrow-body aircraft and may bypass our hub. Airbus will also launch the A321 XLR; a new model of the Airbus 320 family that will extend the range of the current Airbus 320 NEO allowing competitors to explore new competitive routes overflying our Hub, it is expected to be released on 2023. Competitors are also opening new international hubs, especially in Brazil. Competitive services, which bypass our hub in Panama, may be more convenient and possibly less expensive than our services and could significantly decrease demand for our service to those destinations. In December 2016, we launched a low-cost business model, Wingo, to diversify our offerings and to better compete with other low-cost carriers, or “LCCs,” in the market. However, our traditional hub-and-spoke model remains our primary operational model and we believe that competition from point-to-point carriers will be directed towards the largest markets that we serve and is likely to continue at this level or intensify in the future. As a result, the effect of competition on us could be significant and could have a material adverse effect on our business, financial condition and results of operations.

We may not realize benefits from Wingo, our low-cost business model.

Wingo is our low-cost business model, which is operated by AeroRepública, S.A., As of December 31, 2020 Wingo used five of our Boeing 737-800s, each configured with 186 seats in a single class cabin. During the first quarter of 2021, we incorporated a new Wingo operator, La Nueva Aerolínea S.A., which will be based in Panama and will initially operate one Boeing 737-800 based in Panama City.

During recent years, we have successfully operated our low-cost business model, with better results than first expected. Therefore, we decided to change the Boeing 737-700s fleet to Boeing 737-800s, with a greater seat density and lower unitary costs, which shall make stronger our competitive position. Even though we have gained knowledge regarding the low-cost business model over recent years, we have limited experience operating it and we may not be able to accurately predict its impact on our main line services. In particular, if demand for Wingo flights is not substantial, or cannibalizes Copa´s mainline flights, if our pricing strategy does not adequately align with our cost structure, or if Wingo does not meet customer expectations, Wingo’s operations could have a negative impact on our reputation or our operating results.

We may not realize benefits from our strategic alliances and other commercial relationships, including from our announced joint business agreement with United Airlines, Inc. (“UAL”) and Avianca Holdings (“Avianca”).

We maintain a number of strategic alliances and other commercial relationships in many of the jurisdictions in which we operate. For example, we have been a Star Alliance member since June 2012, and we renewed our strategic alliance with UAL in May 2016. In addition, on November 30, 2018, we announced a three-way joint business agreement (“JBA”) with UAL and Avianca that is intended to cover our combined network between the United States and Latin America (except Brazil). We, UAL and Avianca intend to apply for regulatory approval of the JBA and an accompanying grant of antitrust immunity from the U.S. Department of Transportation and other relevant agencies. However, we can provide no assurances as to whether or when the parties will receive such approvals, and we do not plan to fully implement the JBA until we have received such approvals. Furthermore, there can be no assurance as to what the impact will be of the recent coronavirus (COVID-19) outbreak or Avianca’s voluntary petitions for relief under title 11 of the United States Code with the U.S. Bankruptcy Court (“Chapter 11”). The purpose of these alliances and relationships is to increase revenues by enhancing our network and offering our customers services that we could not otherwise offer. However, the intended benefits may not be realized, or may not outweigh the technological and other costs associated with any alliance or relationship. In addition, if any of our strategic alliances or commercial relationships deteriorates, or is terminated, our business, financial condition and operational results could be adversely affected.

Our business is subject to extensive regulation which may restrict our growth, our operations or increase our costs.

Our business, financial condition and operational results could be adversely affected if we or certain aviation authorities in the countries to which we fly fail to maintain the required foreign and domestic governmental authorizations necessary for our operations. In order to maintain the necessary authorizations issued by the Panamanian Civil Aviation Authority (the Autoridad Aeronáutica Civil, or the “AAC”), the Colombian Civil Aviation Administration (the Unidad Administrativa Especial de Aeronáutica Civil, or the “UAEAC”), and other corresponding foreign authorities, we must continue to comply with applicable statutes, rules and regulations pertaining to the airline industry, including any rules and regulations that may be adopted in the future. In addition, Panama is a member state of the International Civil Aviation Organization, or “ICAO,” a United Nations specialized agency. ICAO coordinates with its member states and various industry groups to establish and maintain international civil aviation standards and recommended practices and policies, which are then used by ICAO member states to ensure that their local civil aviation operations and regulations conform to global standards. We cannot predict or control any actions that the AAC, the UAEAC, the ICAO or other foreign aviation regulators may take in the future, which could include restricting our operations or imposing new and costly regulations or policies. Also, our fares are subject to review by the AAC, the UAEAC, and the regulators of certain other countries to which we fly, any of which may in the future impose restrictions on our fares.

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

We plan to restore the scale of our operations and revenues by expanding our presence on previously existing routes. Our ability to successfully implement this strategy will depend upon many factors, several of which are outside our control or subject to change, including the timing and easing of regulations, restrictions and testing requirements promulgated by health authorities in Panama and other countries where we operate in response to the COVID-19 pandemic. These factors include the permanence of a suitable political, economic and regulatory environment in the Latin American countries in which we operate or intend to operate and our ability to identify strategic local partners.

The most active government regulator among the countries to which we fly is the U.S. Federal Aviation Administration, or “FAA”. The FAA from time to time issues directives and other regulations relating to the maintenance and operation of aircraft that require significant expenditures. FAA requirements cover, among other things, security measures, collision avoidance systems, airborne wind shear avoidance systems, noise abatement and other environmental issues, and increased inspections and maintenance procedures to be conducted on older aircraft. On March 13, 2019, the FAA issued an emergency order prohibiting the operation of Boeing 737 MAX series airplanes by U.S. certificated operators. On November 18, 2020, the FAA rescinded the order that grounded the Boeing 737-MAX aircraft type and published an Airworthiness Directive and MAX training requirements, paving the way for a return to service. See “—If we fail to successfully operate new aircraft, in particular our new Boeing 737 MAX aircraft, our business could be harmed.” Additional new regulations continue to be regularly implemented by the U.S. Transportation Security Administration, or “TSA”, as well. As we expand our presence on routes to and from the United States, we expect to continue incurring expenses to comply with the FAA’s and TSA’s regulations, and any increase in the cost of compliance could have an adverse effect on our financial condition and results of operations.

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

The FAA periodically audits the aviation regulatory authorities of other countries. As a result of this inspection, each country is given an International Aviation Safety Assessment, or “IASA,” rating. As of 2018, Panama was rated a Category 1 country under the IASA program, which means that Panama complies with the safety requirements set forth by ICAO. Furthermore, in 2020 Copa Airlines and Copa Colombia successfully completed IOSA audits by external providers. We cannot guarantee that the government of Panama and the AAC in particular, will continue to meet international safety standards, and we have no direct control over their compliance with IASA guidelines. If Panama’s IASA rating were to be downgraded in the future, it could prevent us from increasing service to the United States and could affect our code-share arrangement with UAL.

We are highly dependent on our hub at Panama City’s Tocumen International Airport.

Our business is heavily dependent on our operations at our hub at Panama City’s Tocumen International Airport. The Tocumen International Airport has experienced significant closures and delays as a result of the COVID-19 pandemic, see “—The COVID-19 outbreak has had and is expected to continue to have a material adverse impact on our business.”

Most of our Copa flights either depart from or arrive at our hub. Our operations and business strategy is therefore dependent on its facilities and infrastructure, including the success of its multi-phase expansion projects, certain of which have been completed while others are underway and have experienced significant delays. Terminal 2 has experienced delays since one of the contractors responsible for the construction, Norberto Odebrecht Construction, was subject to penalties in 2017 for its past practices related to project approvals. Terminal 2 started operating a few gates during the early part of 2019, but construction is ongoing and is expected to be completed by the end of 2021. Due to the magnitude of the construction required for this new Terminal 2, we may experience logistical issues and/or be subject to further increases in passenger taxes and airport charges related to the financing of the construction.

In addition, the hub-and-spoke structure of our operations is particularly dependent on the on-time arrival of tightly coordinated groupings of flights (or banks) to ensure that passengers can make timely connections to continuing flights. Like other airlines, we are subject to delays caused by factors beyond our control, including air traffic congestion at airports, adverse weather conditions, power outages and increased security measures. Delays affect passengers, reduce aircraft utilization and increase costs, all of which in turn negatively affect our profitability. In addition, at full utilization levels, Tocumen International Airport has limited fuel storage capacity. In the event there is a disruption in the transport of fuel to the airport, we may be forced to suspend flights, or do tankering, until fuel levels are reestablished. A significant interruption or disruption in service or fuel at Tocumen International Airport could have a serious impact on our business, financial condition and operating results. Nevertheless, new fuel storage capacity, consisting of three 1 million- gallon tanks, were added to existing storage capacity during 2019. This addition resulted in an increase of airport fuel storage capacity from 1.5 million to 4.5 million gallons.

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

We are exposed to increases in airport charges, taxes and various other fees and cannot be assured access to adequate facilities and landing rights necessary to achieve our business strategy.

We must pay fees to airport operators for the use of their facilities. Any additional fees or substantial increase in current airport charges, including at Tocumen International Airport, could have a material adverse impact on our results of operations. Passenger taxes and airport charges have increased in recent years, sometimes substantially. For example, in 2020 we experienced higher effective rates related to airport services in North America. Certain important airports that we use may be privatized in the near future, which is likely to result in significant cost increases to the airlines that use these airports. We cannot ensure that the airports used by us will not impose, or further increase, passenger taxes and airport charges in the future, and any such increases could have an adverse effect on our financial condition and results of operations.

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

The airline business is characterized by high leverage. We have significant fixed expenditures in connection with our operating leases and facility rental costs, and a significant portion of our property and equipment is pledged to secure indebtedness. For the year ended December 31, 2020, our finance cost totaled $73.0 million. As of December 31, 2020, approximately 70.2% of our total indebtedness bore interest at fixed rates and the remainder was determined with reference to LIBOR. Most of our aircraft lease obligations bear interest at fixed rates.

As of December 31, 2020, the Company had one purchase contract with Boeing which entails 60 firm orders of Boeing 737 MAX aircraft, agreed to be delivered between 2021 and 2027. The aircraft under this contract have an approximate value of $2.9 billion based on contractual obligations net of discounts and pre-delivery payments, including estimated amounts for contractual price escalation. We will require substantial capital from external sources to meet our future financial commitments. In addition, the acquisition and financing of these aircraft will likely result in a substantial increase in our leverage and fixed financing costs. A high degree of leverage and fixed payment obligations could:

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

On July 27, 2017, the Financial Conduct Authority (the authority that regulates LIBOR) announced that it intends to stop compelling banks to submit rates for the calculation of LIBOR after 2021. The discontinuation date for submission and publication of rates for certain tenors of USD LIBOR (1-month, 3-month, 6-month and 12-month) has been extended until June 30, 2023. Similarly, it is not possible to predict whether LIBOR will continue to be viewed as an acceptable market benchmark, what rate or rates may become acceptable alternatives to LIBOR, or what effect these changes in views or alternatives may have on financial markets for LIBOR-linked financial instruments. The U.S. Federal Reserve, in conjunction with the Alternative Reference Rates Committee, has chosen the Secured Overnight Financing Rate (SOFR) as the recommended risk-free reference rate for the U.S. (calculated based on repurchase agreements backed by treasury securities). It is not possible to predict the effect of these changes, other reforms or the establishment of alternative reference rates in the United Kingdom, the United States or elsewhere.

If we fail to successfully operate new aircraft, in particular our new Boeing 737 MAX aircraft, our business could be harmed.

We fly and rely on Boeing aircraft. As of December 31, 2020 we operated a fleet of 77 Boeing aircraft, excluding the aircraft classified as assets held for sale. In 2021, we expect to take delivery of eight additional Boeing 737 MAX 9 aircraft.

In the future we expect to continue incorporating new aircraft into our fleet. This is based on a variety of factors, including the implementation of our business strategy. Acquisition of new aircraft involves a variety of risks relating to their ability to be successfully placed into service including:

•	manufacturer’s delays in meeting the agreed upon aircraft delivery schedule;

•	difficulties in obtaining financing on acceptable terms to complete our purchase of all of the aircraft we have committed to purchase; and

•	the inability of new aircraft and their components to comply with agreed upon specifications and performance standards.

In addition, we cannot predict the reliability of our new fleet as the aircraft matures. In particular, we cannot predict the reliability of the Boeing 737 MAX aircraft, powered by, LEAP 1B engines, which first entered commercial service in May 2017. The LEAP 1B engine was developed by Safran Aircraft Engines and GE through their joint company, CFM International, to power the next generation of single-aisle commercial jets. The LEAP-1B has been selected by Boeing as the exclusive power plant for the new 737 MAX single-aisle jetliner.

Following the Ethiopian Airlines accident involving a Boeing 737 MAX 8 aircraft on March 10, 2019, we suspended operations of our six Boeing 737 MAX 9 aircraft, after authorities in Panama and other countries grounded the 737 MAX fleet worldwide, during the investigation into the cause of the accident. We partially covered our operation, with other aircraft in our fleet, with significant cancellations and delays. On November 18, 2020 the FAA rescinded its grounding order, issued an airworthiness directive, and published training requirements enabling the Company to begin modifying certain operating procedures, implementing enhanced pilot training requirements, installing FAA-approved flight control software updates, and completing other required maintenance tasks specific to the MAX aircraft. In January 2021, we resumed operations of our Boeing 737 MAX fleet after the authorization of the AAC.

Boeing has announced that it will compensate all airlines impacted by the worldwide suspension of the Boeing MAX fleet operations. During the first quarter of 2021, the Company has reached an agreement with Boeing regarding compensation related to the Boeing 737 MAX grounding. As part of the agreement, the Company will receive compensation in the form of certain credits concurrent with future aircraft deliveries and other considerations, including a revised delivery stream. However, this compensation will only cover financial impact caused by the suspension of Boeing MAX operations. We cannot estimate any reputational and commercial impact that we may have suffered due the grounding of Boeing MAX aircraft. Any technical issues with our aircraft would increase our maintenance expenses and could cause flight cancellations and other disruptions in our services.

If we were to determine that our aircraft, rotable parts or inventory were impaired, it would have a significant adverse effect on our operating results.

If there is objective evidence that an impairment loss on long-lived assets carried at amortized cost has been incurred, the amount of the impairment loss is measured as the difference between the asset’s carrying amount and the higher of its fair value less cost to sell and its value in use, defined as the present value of estimated future cash flows (excluding future expected credit losses that have not been incurred) discounted at the asset’s risk adjusted interest rate. The carrying amount of the asset is reduced and the loss is recorded in the consolidated statement of profit or loss. In addition to the fact that the value of our fleet declines as it ages, any potential excess capacity in the airline industry, airline bankruptcies and other factors beyond our control may further contribute to the decline of the fair market value of our aircraft and related rotable parts and inventory. When these impairments occur, we are required under IFRS to write down these assets through a charge to earnings. A significant charge to earnings would adversely affect our financial condition and operating results. In addition, the interest rates on and the availability of certain of our aircraft financing loans are tied to the value of the aircraft securing the loans. If those values were to decrease substantially, our interest rates may rise or the lenders under those loans may cease extending credit to us, either of which could have an adverse impact on our financial condition and results of operations.

For example, as a result of the Company’s continuing fleet optimization and efficiency efforts, in December 2018 the Company signed an aircraft sale and purchase agreement with Azorra Aviation for the sale of five Embraer 190 aircraft in 2019. In connection with the transaction, we recognized an impairment charge in respect of our entire Embraer 190 fleet and related spare parts. This impairment generated a non-cash loss of $188.6 million, which was recorded in the fourth quarter of 2018. In 2020, we signed an aircraft sale and purchase agreement for the remaining Embraer 190 aircraft. The deliveries of these aircraft will be completed by June 2021. This anticipated exit resulted in a non-cash loss of $89.3 million related to the remaining aircraft as well as General Electric CF34 spare engines, and our Embraer 190 spare parts inventory. In 2020, we updated the fair value less cost to sell of the Embraer 190 fleet and related assets (spare engines, spare parts and a simulator) and recorded a non-cash loss of $49.5 million.

During 2020, we announced the sale of our B737-700 fleet which resulted in a non-cash impairment charge of $191.2 million. We may experience additional impairment as a result of the COVID-19 pandemic. See “--The significant adverse effect that the COVID-19 pandemic has had on the airline industry is likely to cause impairment in our long-lived assets.”

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

We transmit confidential credit card information throughout secure private retail networks and rely on encryption and authentication technology licensed from third parties to provide the security and authentication necessary to effectively secure transmission and storage of confidential information, such as customer credit card information. The Company has made significant efforts to secure its data network. If our security or network were compromised in any way, it could have a material adverse effect on the reputation, business, operating results and financial condition of the Company, and could result in a loss of customers. Additionally, any material failure by the Company to achieve or maintain compliance with the Payment Card Industry security requirements or rectify a security issue may result in fines and the imposition of restrictions on the Company’s ability to accept credit cards as a form of payment.

As a result of these types of risks, we regularly review and update procedures and processes to prevent and protect against unauthorized access to our systems and information and inadvertent misuse of data.

However, it is difficult or impossible to defend against every risk being posed by changing technologies as well as acts of cyber-crime. Increasing sophistication of cyber criminals and terrorists make keeping up with new threats difficult and controls employed by our information technology department and cloud vendors could prove inadequate. As a result, we cannot be certain that we will not be the target of attacks on our networks and intrusions into our data, particularly given continuous advances in the technical capabilities of potential attackers, and increased financial and political motivations to carry out cyber-attacks on physical systems, gain unauthorized access to information, and make information unavailable for use through, for example, ransomware or denial-of-service attacks, and otherwise exploit new and existing vulnerabilities in our infrastructure. The risk of a data security incident or disruption, particularly through cyber-attack or cyber intrusion, including by computer hackers, foreign governments, criminal organizations and cyber terrorists, has increased as the number, intensity and sophistication of attempted attacks and intrusions from around the world have increased. Also, the COVID-19 pandemic increased the reliance on employees working remotely, which has increased the risk of exploitation of vulnerabilities in their devices by malicious actors.

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

The Company has agreements with financial institutions that process customer credit card transactions for the sale of air travel and other services. Under certain of the Company’s credit card processing agreements, the financial institutions in certain circumstances have the right to require that the Company maintain a reserve equal to a portion of advance ticket sales that has been processed by that financial institution, but for which the Company has not yet provided the air transportation. Such financial institutions may require additional cash or other collateral reserves to be established or additional withholding of payments related to receivables collected if the Company does not maintain certain minimum levels of unrestricted cash, cash equivalents and short-term investments (collectively, “Unrestricted Liquidity”). In light of the effect COVID-19 is having on demand, and in turn capacity, the Company has seen an increase in demand from passengers for refunds on their tickets, and we anticipate that this will continue to be the case for the foreseeable future. Refunds lower our liquidity and put us at risk of triggering liquidity covenants in these credit card processing agreements and, in doing so, could force us to post cash collateral with the credit card companies for advance ticket sales. The Company provides additional credit to incentivize passengers to keep their purchased tickets for future dates, which helps to maintain healthy levels of Unrestricted Liquidity.

Our quarterly results could fluctuate substantially, and the trading price of our Class A shares may be affected by such variations.

The airline industry is by nature cyclical and seasonal, and our operating results may vary from quarter to quarter. In general, demand for air travel is higher in the third and fourth quarters, particularly in international markets, because of the increase in vacation travel during these periods relative to the remainder of the year. We tend to experience the highest levels of traffic and revenue in July and August, with a smaller peak in traffic in December and January. We generally experience our lowest levels of passenger traffic in April and May. Given our high proportion of fixed costs, seasonality can affect our profitability from quarter to quarter. Demand for air travel is also affected by factors such as disease outbreaks, economic conditions, capacity additions by competitors, war or the threat of war, fare levels and weather conditions. The COVID-19 pandemic has materially and negatively affected demand for air travel and disrupted the normal business cycles in our industry. See “—The COVID-19 outbreak has had and is expected to continue to have a material adverse impact on our business.”

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

In 2020, approximately 65.7% of revenues and 86.0% of expenses were denominated in U.S. dollars (for 2019, US dollar-denominated expenses and revenues were 67.3% and 81.3%, respectively). A significant part of our revenue is denominated in foreign currencies, including the Brazilian real, Colombian peso and Argentinian peso, which represented 9.5%, 9.1% and 4.0%, of our revenues in 2020, respectively (for 2019, Brazilian real, Colombian peso and Argentinian peso comprised 8.7%, 8.3% and 4.8% respectively). If any of these currencies decline in value against the U.S. dollar, our revenues, expressed in U.S. dollars, and our operating margin would be adversely affected. We may not be able to adjust our fares denominated in other currencies to offset any increases in U.S. dollar-denominated expenses, increases in interest expense or exchange losses on fixed obligations or indebtedness denominated in foreign currency.

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

The average age of our fleet was approximately 8.2 years as of December 31, 2020. Historically, we have incurred low levels of maintenance expenses relative to the size of our fleet because most of the parts on our aircraft are covered under multi-year warranties. As our fleet ages and these warranties expire and the time flown by each aircraft increases, our maintenance costs will increase, both on an absolute basis and as a percentage of our operating expenses.

If we enter into a prolonged dispute with any of our employees, many of whom are represented by unions, or if we are required to substantially increase the salaries or benefits of our employees, it may have an adverse impact on our operations and financial condition.

Approximately 66.3% of our 5,667 employees are unionized. There are currently five unions covering our employees based in Panama: the pilots’ union; the flight attendants’ union; the mechanics’ union; the passenger service agents’ union; and an industry union, which represents ground personnel, messengers, drivers, passenger service agents, counter agents and other non-executive administrative staff. Copa entered into collective bargaining agreements with the pilot’s union in July 2017, the industry union in December 2017, the mechanics’ union in June 2018 and the flight attendants’ union in October 2018. Collective bargaining agreements in Panama typically have four-year terms. In addition to unions in Panama, there are four unions covering employees in Colombia; in Brazil, all airline industry employees in the country are covered by the industry union agreements, and airport employees in Argentina are affiliated to an industry union (UPADEP).

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

In 2020, a significant portion of our revenues were derived from tickets sold through third-party distribution channels, including those provided by conventional travel agents, online travel agents, or “OTAs,” or tour operators. We cannot assure that we will be able to maintain favorable relationships with these ticket sellers. Our revenues could be adversely impacted if travel agents or tour operators elect to favor other airlines or to disfavor us. Our relationship with travel agents and tour operators may be affected by:

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

We are subject to the risks of having a limited number of suppliers for our aircraft and engines. One of the elements of our business strategy is to save costs by operating a simplified fleet. Copa currently operates a fleet of Boeing 737-800 Next Generation aircraft powered by CFM 56-7B engines from CFM International and Boeing 737MAX 9, powered by, Leap 1B engines, from CFM International. If any of Boeing, CFM International or General Electric are unable to perform their contractual obligations, or if we are unable to acquire or lease new aircraft or engines from aircraft or engine manufacturers or lessors on acceptable terms, we would have to find another supplier for a similar type of aircraft or engine.

If we have to lease or purchase aircraft from another supplier we could lose the benefits we derive from our current fleet composition. We cannot ensure that any replacement aircraft would have the same operating advantages as the Boeing 737-800 Next Generation or Boeing 737-MAX 9 that would be replaced or that Copa could lease or purchase engines that would be as reliable and efficient as the CFM 56-7B and Leap 1B. We may also incur substantial transition costs, including costs associated with acquiring spare parts for different aircraft models, retraining our employees, replacing our manuals and adapting our facilities. Our operations could also be harmed by the failure or inability of Boeing, CFM International or General Electric to provide sufficient parts or related support services on a timely basis.

Our business would be impacted if a design defect or mechanical problem with any of the types of aircraft, engines or components that we operate were discovered that would ground any of our aircraft while the defect or problem was being addressed, assuming it could be corrected at all. The use of our aircraft could be suspended or restricted by regulatory authorities in the event of any actual or perceived mechanical or design issues. Following the Ethiopian Airlines accident involving a Boeing 737 MAX 8 aircraft, we suspended operations of our six Boeing 737 MAX 9 aircraft, as regulatory authorities around the world grounded the aircraft, and on November 18, 2020 the FAA rescinded the order that grounded the Boeing 737-MAX aircraft type and published an Airworthiness Directive and MAX training requirements, paving the way for a return to service. On January 2021, we resumed operations of our Boeing 737 MAX fleet after the authorization of the Autoridad Aeronáutica Civil de Panama. Our business would also be negatively impacted if the public began to avoid flying with us due to an adverse perception of the types of aircraft that we operate stemming from safety concerns or other problems, whether real or perceived, or in the event of an accident involving those types of aircraft or components.

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

An outbreak of disease or similar public health threat, or fear of such an event, that affects travel demand or travel behavior could have a material adverse impact on the Company’s business, financial condition and operating results. In addition, outbreaks of disease could result in travel bans or restrictions, increased government restrictions and regulation, including quarantines of our personnel or an inability to access facilities or our aircraft, which could adversely affect our operations. The COVID-19 pandemic has promulgated globally and has caused travel restrictions that have had a significant impact on the airline industry. See “Risks Relating to the COVID-19 Outbreak.”

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

We compete with a number of other airlines that currently serve some of the routes on which we operate, including Avianca, American Airlines, Delta Air Lines, Aeromexico, and LATAM Group among others. Strategic alliances, bankruptcy restructurings and industry consolidations characterize the airline industry and tend to intensify competition. In the past, several air carriers have merged and/or reorganized, including certain of our competitors, such as LAN-TAM, Avianca-Taca, American-US Airways, Delta-Northwest. Furthermore, some of our competitors have received, or may receive, government subsidies due to the COVID-19 pandemic, including from the U.S. government. As a result, they have benefited from lower operating costs and fare discounting in order to maintain cash flows and to enhance continued customer loyalty. It is uncertain how the current Chapter 11 proceedings of Avianca, LATAM and Aeromexico will affect future competition in our markets.

Traditional hub-and-spoke carriers in the United States and Europe continue to face substantial and increasing competitive pressure from LCCs offering discounted fares. The LCC business model appears to be gaining acceptance in the Latin American aviation industry. The LCCs’ operations are typically characterized by point-to-point route networks focusing on the highest demand city pairs, high aircraft utilization, single class service and fewer in-flight amenities. As a result, we may face new and substantial competition from LCCs in the future, which could result in significant and lasting downward pressure on the fares we charge for flights on our routes. Current LCCs such as Volaris, Spirit, JetBlue, Azul and Gol are adding pressure to our fares and are also exploring new competitive routes overflying our Hub. We also expect more competition in the market from newer players such as JetSmart and Sky. In December 2016, Copa’s subsidiary in Colombia, AeroRepública, launched Wingo, a low-cost business model to serve domestic destinations and some point-to-point international leisure markets, to improve Copa’s position within Colombia, and better compete with low unbundled prices from LCCs. Although we intend to compete vigorously and maintain our strong competitive position in the industry, Avianca, LATAM and Viva Air represent a significant portion of the domestic market in Colombia and have access to greater resources as a result of their larger size. Therefore, Copa faces stronger competition now than in recent years, and its prior results may not be indicative of its future performance.

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

Fuel costs constitute a significant portion of our total operating expenses, representing approximately 13.2% of operating expenses in 2020, 29.5% of operating expenses in 2019 and 30.4% in 2018. Jet fuel costs have been subject to wide fluctuations as a result of fluctuations in demand, sudden disruptions in and other concerns about global supply, as well as market speculation. Both the cost and availability of fuel are subject to many economic, political, weather, environmental and other factors and events occurring throughout the world that we can neither control nor accurately predict, including international political and economic circumstances such as the political instability in major oil-exporting countries in Latin America, Africa and Asia. Any future fuel supply shortage (for example, as a result of production curtailments by the Organization of the Petroleum Exporting Countries, or “OPEC,” a disruption of oil imports, supply disruptions resulting from severe weather or natural disasters, the continued unrest in the Middle East or otherwise could result in higher fuel prices or further reductions in scheduled airline services). We cannot ensure that we would be able to offset any increases in the price of fuel by increasing our fares.

As of December 31, 2020, the Company was not a party to any outstanding fuel hedge contracts, and has adopted a new strategy of remaining unhedged, while regularly reviewing its policies based on market conditions and other factors. For 2021, although we have not hedged any part of our anticipated fuel needs, we continue to evaluate various hedging strategies and may enter into additional hedging agreements in the future, as any substantial and prolonged increase in the price of jet fuel will likely materially and negatively affect our business, financial condition and results of operation.

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

In connection with the reduction in demand and revenues caused by the COVID-19 pandemic, we have reduced the number of flights, suspended capital expenditures (other than necessary aircraft maintenance capital expenditures and any aircraft that is delivered to us under existing contractual arrangements) and reduced fixed and variable expenses. However, this reduction in fixed and variable expenses has been and continues to be gradual and has been outpaced by the sudden decrease in revenues.

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

For example, the ICAO has issued the first edition of the Carbon Offsetting and Reduction Scheme for International Aviation (“CORSIA”) to address the increase in total CO2 emissions from international aviation. As Colombia and Panama are member states of ICAO, the Civil Aviation Authorities (“CAAs”) of Panama and Colombia are developing new regulations to implement CORSIA. They expect to make these regulations public in 2021. Under CORSIA, airplane operators must annually report the fuel consumption of their international commercial operations and the corresponding CO2 emissions (domestic operations are excluded from these requirements). The first annual report was presented on October 2020. Copa Airlines and AeroRepública have already presented to their CAAs the Emission Monitoring Plan (“EMP”) required by CORSIA.

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

Copa Colombia’s results of operations are also highly sensitive to macroeconomic and political conditions prevailing in Colombia and any political unrest and instability in Colombia could adversely affect Copa Colombia’s financial condition and results of operations.

Panama and Colombia have experienced significant economic growth over the last several years. However, like other countries in the region and around the world, the economies of Panama and Colombia have been adversely affected by the COVID-19 pandemic. See “—The COVID-19 pandemic is having a significant negative impact on the economies of the countries in which we operate, which is reducing demand for travel”. According to International Monetary Fund estimates, during 2021 the Panamanian and Colombian economies both are expected to grow by 4.0%, as measured by their GDP at constant prices, even with preliminary figures indicating that real GDP decreased by 9.0% in Panama in 2020. However, if either economy experiences a sustained recession, or significant political disruptions, our business, financial condition or results of operations could be materially and negatively affected.

Any increase in the taxes we or our shareholders pay in Panama or the other countries where we do business could adversely affect our financial performance and results of operations.

We cannot ensure that our current tax rates will not increase. Our income tax expenses (credit) were ($23.7 million), $46.4 million and $34.5 million in the years ended December 31, 2020, 2019 and 2018, respectively, which represented an effective income tax rate of (3.8%), 15.8% and 28.1%, respectively. We are subject to local tax regulations in each of the jurisdictions where we operate, the great majority of which are related to the taxation of income. In some of the countries to which we fly, we are not subject to pay income taxes, either because those countries do not have income tax or because of treaties or other arrangements those countries have with Panama. In the remaining countries, we pay income tax at rates ranging from 7% to 34% of income.

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

The Panamanian tax code for the airline industry states that tax is based on net income earned for passenger and cargo traffic with an origin or final destination in the Republic of Panama. The applicable tax rate is currently 25%. Dividends from our Panamanian subsidiaries, including Copa, are separately subject to a 10% percent withholding tax on the portion attributable to Panamanian-sourced income and a 5% withholding tax on the portion attributable to foreign-sourced income. Additionally, a 7% value added tax is levied on tickets issued in Panama for travel commencing in Panama and going abroad, irrespective of where such tickets were ordered. If such taxes were to increase, our financial performance and results of operations could be materially and adversely affected. In February 2020, the Company received two notifications from the tax authority in Panama related to a tax audit process that began in 2019. The notifications include adjustments to the reported dividend tax for the years 2012 to 2016 and income tax 2016. The Company has filed an administrative appeal, which is the first legal stage under Panamanian laws. The Company, along with its tax advisors, has concluded that it is not probable that an outflow of resources embodying economic benefits will be required to settle these notices. According to Panamanian laws, the statute of limitations is 3 and 15 years for income tax and dividend tax, respectively. If after going through the appeal process our tax position does not prevail we could have to issue a significant disbursement to the tax authorities.

Political unrest and instability in Latin American countries in which we operate may adversely affect our business and the market price of our Class A shares.

While geographic diversity helps reduce our exposure to risks in any one country, we operate primarily within Latin America and are thus subject to a full range of risks associated with our operations in these regions. These risks may include unstable political or economic conditions, lack of well-established or reliable legal systems, exchange controls and other limits on our ability to repatriate earnings and changeable legal and regulatory requirements. In Venezuela, for example, we and other airlines and foreign companies may only repatriate cash through specific governmental programs, which may effectively preclude us from repatriating cash for periods of time. In addition, Venezuela has experienced difficult political conditions and declines in the rate of economic growth in recent periods as well as governmental actions that have adversely impacted businesses that operate there. For the year ended December 31, 2020, revenue from the Company’s flights to Venezuela, including connecting traffic, represented about 5.0% of consolidated revenues and direct flights between Panama and Venezuela. Inflation, any decline in GDP or other future economic, social and political developments in Latin America may adversely affect our financial condition or results of operations.

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

All of our Class B shares, representing approximately 25.8% of the economic interest in Copa Holdings and 100% of the voting power of our capital stock, are owned by Corporación de Inversiones Aéreas, S.A., or “CIASA,” a Panamanian entity. CIASA is in turn controlled by a group of Panamanian investors. In order to comply with the Panamanian Aviation Act, as amended and interpreted to date, we have amended our organizational documents to modify our share capital so that CIASA will continue to exercise voting control of Copa Holdings. CIASA will not be able to transfer its voting control unless control of our Company will remain with Panamanian nationals. CIASA will maintain voting control of the Company so long as CIASA continues to own a majority of our Class B shares and the Class B shares continue to represent more than 10% of our total share capital (excluding newly issued shares sold with the approval of our independent director’s committee). Even if CIASA ceases to own the majority of the voting power of our capital stock, CIASA may continue to control our Board of Directors indirectly through its control of our Nominating and Corporate Governance Committee. As the controlling shareholder, CIASA may direct us to take actions that could be contrary to other shareholders’ interests and under certain circumstances CIASA will be able to prevent other shareholders, including you, from blocking these actions. Also, CIASA may prevent change of control transactions that might otherwise provide an opportunity to dispose of or realize a premium on investments in our Class A shares.

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

CIASA owns all of our Class B shares, and those Class B shares will be converted into Class A shares if they are sold to non-Panamanian investors. In connection with our initial public offering in December 2005, Continental and CIASA reduced their ownership of our total capital stock from 49.0% to approximately 27.3% and from 51.0% to approximately 25.1%, respectively. In a follow-on offering in June 2006, Continental further reduced its ownership of our total capital stock from 27.3% to 10.0%. In May 2008, we and CIASA released Continental from its standstill obligations and they sold down their remaining shares in the public market. CIASA holds registration rights with respect to a significant portion of its shares pursuant to a registration rights agreement entered into in connection with our initial public offering. In March 2010, CIASA converted a portion of its Class B shares into 1.6 million non-voting Class A shares and sold such Class A shares in an SEC-registered public offering. In the event CIASA seeks to reduce its ownership below 10% of our total share capital, our independent directors may decide to issue special voting shares solely to Panamanian nationals to maintain the ownership requirements mandated by the Panamanian Aviation Act. As a result, the market price of our Class A shares could drop significantly if CIASA further reduces its investment in us, other significant holders of our shares sell a significant number of shares or if the market perceives that CIASA or other significant holders intend to sell their shares. As of December 31, 2020 CIASA owned 25.8% of Copa Holdings’ total capital stock.

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

Our Class A shares are listed on the NYSE. During the three months ended December 31, 2020, the average daily trading volume for our Class A shares as reported by the NYSE was approximately 473,925 shares. Active, liquid trading markets generally result in lower price volatility and more efficient execution of buy and sell orders for our investors. The liquidity of a securities market is often affected by the volume of shares publicly held by unrelated parties. We cannot predict whether an active liquid public trading market for our Class A shares will be sustained.

Our operations in Cuba may adversely affect the market price of our Class A shares

We currently offer passenger, cargo and mail transportation services to and from Cuba. For the year ended December 31, 2020, our transported passengers to and from Cuba represented approximately 4.5% of our total passengers. Our operating revenues from Cuban operations during the year ended December 31, 2020 represented approximately 1.4% of our total consolidated operating revenues for the year. Our assets located in Cuba are not significant.

The United States administers and enforces broad economic and trade sanctions and restrictions against Cuba, and groups opposed to the Cuban regime may seek to exert pressure on companies doing business in Cuba. U.S. policy towards Cuba has been in flux in recent years and uncertainty remains over the future of U.S. economic sanctions against Cuba and the impact such sanctions will have on our operations, particularly if the United States imposes additional relevant sanctions. While we believe our operations in Cuba are in compliance with all applicable laws, any violations of U.S. sanctions could result in the imposition of civil and/or criminal penalties and have an adverse effect on our business and reputation. Additionally, Title III of the Cuban Liberty and Democratic Solidarity (Libertad) Act of 1996 (the Helms-Burton Act) provides a cause of action for U.S. nationals to bring claims against any person who traffics in property expropriated by the Cuban Government. The scope of any potential claims under the Helms-Burton Act are uncertain and companies with commercial dealings in Cuba have faced claims for damages; we could face such claims in the future.

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

In February 2016, the Board of Directors approved a change to the dividend policy to limit aggregate annual dividends to an amount equal to 40% of the previous year’s annual consolidated underlying net income, to be distributed in equal quarterly installments subject to board ratification each quarter. Our Board of Directors may, in its sole discretion and for any reason, amend or repeal any aspect of this dividend policy. Our Board of Directors may decrease the level of dividends provided for in this dividend policy or entirely discontinue the payment of dividends. Future dividends with respect to shares of our common stock, if any, will depend on, among other things, our results of operations, cash requirements, financial condition, contractual restrictions, business opportunities, provisions of applicable law and other factors that our Board of Directors may deem relevant. See “Item 8A. Consolidated Statements and Other Financial Information—Dividend Policy.” On April 26, 2020, given the challenges presented by the COVID-19 pandemic, the Board decided to postpone payment of dividends for the remainder of 2020.

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

The share ownership requirements and transfer restrictions contained in our Articles of Incorporation, as well as the dual-class structure of our voting capital stock, are designed to ensure compliance with these ownership and control restrictions. See “Item 10B. Memorandum and Articles of Association—Description of Capital Stock”. At the present time, CIASA is the record owner of 100% of our Class B voting shares, representing approximately 25.8% of our total share capital and all of the voting power of our capital stock. These provisions of our Articles of Incorporation may prevent change of control transactions that might otherwise provide an opportunity to realize a premium on investments in our Class A shares. They also ensure that Panamanians will continue to control all the decisions of our Company for the foreseeable future.

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

On May 6, 1998, Copa Holdings, S.A., the holding company for Copa and related companies was incorporated as a sociedad anónima under the laws of Panama to facilitate the sale by CIASA of a 49% stake in Copa Holdings to Continental. In connection with Continental’s investment, we entered into an extensive alliance agreement with Continental providing for code-sharing, joint marketing, technical exchanges and other cooperative initiatives between the airlines. At the time of our initial public offering in December 2005, Continental reduced its ownership of our total capital stock from 49% to approximately 27.3%. In a follow-on offering in June 2006, Continental further reduced its ownership of our total capital stock from 27.3% to 10.0%. In May 2008, Continental sold its remaining shares in the public market. In March 2010, CIASA sold 4.2% of its interest and as of December 31, 2019 held 25.8% of our total capital stock.

Since 1998, we have grown and modernized our fleet while improving customer service and reliability. Our operational fleet has grown from 13 aircraft in 1998 to 102 aircraft as of the start of 2020. In 2020, we reduced the size of our fleet to 77 aircraft as of December 31, 2020, in part to reduce our capacity due to the COVID-19 pandemic. In 1999, we received our first Boeing 737-700s, followed by our first Boeing 737-800 in 2003 and our first Embraer 190 in 2005. We discontinued the use of our last Boeing 737-200 in 2005. In 2018, we took delivery of our first four Boeing 737 MAX 9 aircraft. In addition, continuing our fleet optimization and efficiency efforts, in 2020 we signed an aircraft sale and purchase agreement for the remaining Embraer 190 fleet. During 2020, we also announced the sale of our B737-700 fleet. We intend to restore capacity to pre-pandemic levels, as well as increase the frequency to the markets we currently serve over the long run.

On April 22, 2005, we acquired an initial 85.6% equity ownership interest in AeroRepública, which was one of the largest domestic carriers in Colombia in terms of passengers carried. Through subsequent acquisitions, we increased our total ownership interest in AeroRepública to 99.9% by the end of that year. In December 2016, we launched a low-cost business model, Wingo, to diversify our offerings and to better compete with other low- cost carriers in the markets. We believe that Copa Airlines’ operational coordination with Copa Colombia creates additional passenger traffic in our existing route network by providing Colombian passengers more convenient access to the international destinations served through our Panama hub and by offering direct domestic and international service through our low cost business model, Wingo.

In July 2015, we elected to cease co-branding the MileagePlus frequent flyer program in Latin America and launched our own frequent flyer program, ConnectMiles. We believe that establishing our own direct relationship with our customers is essential to better serve them. Copa and UAL will remain strong loyalty partners through our participation in Star Alliance.

In addition, on November 30, 2018, we disclosed that we have entered into a three-way joint business agreement (“JBA”) with UAL and Avianca that is intended to cover our combined network between the United States and Latin America (except Brazil). We, UAL and Avianca intend to apply for regulatory approval of the JBA and an accompanying grant of antitrust immunity from the U.S. Department of Transportation and other relevant agencies. However, there can be no assurance as to what the impact will be of the recent COVID-19 outbreak or Avianca’s Chapter 11 proceedings.

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

Capital Expenditures

During 2020, our capital expenditures were $44.1 million, which consisted of acquisition of property and equipment. During 2019, our capital expenditures were $89.6 million, which consisted primarily of advance payments on aircraft purchase contracts and acquisition of property and equipment, offset by reimbursement of advance payments on aircraft purchase contracts. During 2018, our capital expenditures were $183.1 million, which consisted primarily of advance payments on aircraft purchase contracts and acquisition of property and equipment, offset by reimbursement of advance payments on aircraft purchase contracts.

B. Business Overview

We are a leading Latin American provider of airline passenger and cargo service through our two principal operating subsidiaries, Copa Airlines and Copa Colombia. Copa Airlines operates from its strategically located position in the Republic of Panama, and Copa Colombia flies from Colombia to Copa Airlines Hub of the Americas in Panama, and operates a low-cost business model, Wingo, within Colombia and various cities in the region. As of December 31, 2020, we operate a fleet of 77 aircraft, 70 Boeing 737-Next Generation aircraft and seven Boeing 737 MAX 9 aircraft to meet our current capacity requirements. The Company had one purchase contract with Boeing, which entails 60 firm orders of Boeing 737 MAX aircraft, agreed to be delivered between 2021 and 2027.

Copa currently offers approximately 104 daily scheduled flights among 54 destinations in 25 countries in North, Central and South America and the Caribbean from its Panama City hub. Copa provides passengers with access to flights to more than 200 other destinations through code-share arrangements with UAL and other airlines pursuant to which each airline places its name and flight designation code on the other’s flights. Through its Panama City hub, Copa is able to consolidate passenger traffic from multiple points to serve each destination effectively.

Copa has a strategic alliance with United Airlines, or “UAL” or “United,” that encompass joint marketing strategies and code-sharing arrangements, among other things. We have been a member of Star Alliance since June 2012.

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

•

We focus on keeping our operating costs low. In recent years, our low operating costs and efficiency have contributed significantly to our profitability. We believe that our cost per available seat mile reflects our modern fleet, efficient operations and the competitive cost of labor in Panama. During 2020 Panama’s authorities suspended commercial operations to and from Panama, Copa underwent through extensive renegotiations of contracts and cost reduction exercise that will lead us to achieve CASM levels in the range of 6¢ when we are able to achieve back around 80% of pre-COVID-19 capacity. See “—The COVID-19 outbreak has had and is expected to continue to have a material adverse impact on our business.”

•

We operate a modern fleet. Our fleet consists of Boeing 737-MAX and Boeing 737 -Next Generation aircraft equipped with winglets and other modern cost-saving and safety features. Over the next several years, we intend to enhance our modern fleet through the addition of 60 Boeing 737 MAX aircraft to be delivered between 2021 and 2027. We believe that our modern fleet contributes to our on-time performance and high completion factor (percentage of scheduled flights not cancelled).

•

We believe Copa has a strong brand and a reputation for quality service. We believe that the Copa brand is associated with value to passengers, providing world-class service and competitive pricing. For the year ended December 31, 2020, Copa’s statistic for on-time performance, according to DOT standard methodology of arrivals within 14 minutes of scheduled arrival time, was and its completion factor was 90.1%. We believe our focus on customer service has helped to build passenger loyalty. In addition, the excellent response to our new loyalty program, ConnectMiles, demonstrates the strong affinity Copa customers have for the brand. In January 2020, we were recognized by OAG as the second most on-time airline in the world and the most on-time airline in Latin America, and by Flight Stats in 2019, for the seventh consecutive year as the most on-time airline in Latin America.

•

Our management fosters a culture of teamwork and continuous improvement. Our management team has been successful at creating a culture based on teamwork and focused on continuous improvement. Each of our employees has individual objectives based on corporate goals that serve as a basis for measuring performance. When corporate operational and financial targets are met, employees are eligible to receive bonuses according to our profit-sharing program. See “Item 6D. Employees”. We also recognize outstanding performance of individual employees through company-wide recognition, one-time awards, special events and, in the case of our senior management, grants of restricted stock and stock options. Our goal-oriented culture and incentive programs have contributed to a motivated work force that is focused on satisfying customers, achieving efficiencies and growing profitability.

Our Strategy

Our goal is to continue to grow profitably and enhance our position as a leader in Latin American aviation by providing a combination of superior customer service, convenient schedules and competitive fares, while maintaining competitive costs. The key elements of our business strategy include the following:

•

Expand our network by increasing frequencies and adding new destinations. We believe that demand for air travel in Latin America is likely to expand in the next decade, and we intend to use our increasing fleet capacity to meet this growing demand. We intend to focus on expanding our operations by increasing flight frequencies on our most profitable routes and initiating service to new destinations. Copa’s Panama City hub allows us to consolidate traffic and provide non-stop or one-stop connecting service to over 2,000 city pairs, and we intend to focus on providing new or increased service to destinations that we believe best enhance the overall connectivity and profitability of our network. While the core tenets of our business model remain in place, the future demand and competitive environment of the region remain highly uncertain due to the coronavirus (COVID-19) outbreak and the restructuring of several of our competitors.

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

•

Emphasize superior service and value to our customers. We intend to continue to focus on satisfying our customers and earning their loyalty by providing a combination of superior service and competitive fares. We believe that continuing our operational success in keeping flights on time, reducing mishandled luggage and offering convenient schedules to attractive destinations will be essential to achieving this goal. In January 2020, we were recognized by OAG as the second most on-time airline in the world and the most on-time airline in Latin America, and by Flight Stats in 2019, for the seventh consecutive year as the most on-time airline in Latin America. We intend to continue to incentivize our employees to improve or maintain operating and service metrics relating to our customers’ satisfaction by continuing our profit-sharing plan and employee recognition programs. We will continue to reward our customer loyalty with, ConnectMiles awards, upgrades and access to our Copa Club lounges.

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

According to data from the International Air Transport Association, or “IATA”, Latin America comprised approximately 7.0% of international worldwide passengers flown in 2019 or 317 million passengers.

The Central American aviation market is dominated by international traffic. According to data from IATA, international revenue passenger kilometers, or “RPKs”, are concentrated between North America and Central America. This segment represented 76% of international RPKs flown to and from Central America in 2019, compared to 17.5% RPKs flown between Central America and South America and 6.4% for RPKs flown between Central American countries. Total RPKs flown on international flights to and from Central America increased 2.8%, and load factors on international flights to and from Central America were 84% on average.

The chart below details passenger traffic between regions in 2019:

	2019 IATA Traffic Results
	Passenger Kms Flown		Available Seat Kms		Passenger Load Factor
	(Millions)	Change (%)	(Millions)	Change (%)	Load Factor	Change (%)
North America - Central America / Caribbean	160,104	6.0	192,527	4.4	83.2%	1.3 p.p.
North America - South America	116,929	(2.7)	136,619	(5.9)	85.6%	2.9 p.p.
Within South America	40,217	(2.9)	49,993	(3.3)	80.4%	0.4 p.p.
Central America/Caribbean - South America	36,789	2.8	44,531	2.1	82.6%	0.5 p.p.
Within Central America	13,433	0.5	17,281	(0.1)	77.7%	0.4 p.p.

For 2020, due to the COVID pandemic, some countries in Latin America declared a suspension of operations for several months. Operations were restarted for most airlines in Latin America on the fourth quarter, and capacity is gradually being restored following the currently reduced demand.

Panama serves as a hub for connecting passenger traffic between major markets in North, South, and Central America and the Caribbean. Accordingly, passenger traffic to and from Panama is significantly influenced by economic growth in surrounding regions. Major passenger traffic markets in North, South and Central America experienced a decrease in their GDP in 2020. Preliminary figures indicate that real GDP decreased by 9.0% in Panama and by 8.2% in Colombia, according to data of the World Economic and Financial Survey conducted by the International Monetary Fund or “IMF”.

	GDP (in US$ billions)		GDP per Capita
	2020	2020	2020
	Current Prices	Real GDP	Current Prices
	(US$)	(% Growth)	(US$)
Argentina	383	(11.8)	8,433
Brazil	1,364	(5.8)	6,450
Chile	245	(6.0)	12,612
Colombia	265	(8.2)	5,207
Mexico	1,040	(9.0)	8,069
Panama	60	(9.0)	14,090
USA	20,807	(4.3)	63,051

Source: International Monetary Fund, World Economic Outlook Database, October 2020

Prior to the COVID-19 pandemic, Panama had benefited from a stable economy with moderate inflation and steady GDP growth. According to IMF estimates, from 2014 to 2020, Panama’s real GDP grew at an average annual rate of 2.7%, while inflation averaged 0.6% per year. The IMF currently estimates Panama’s population to be approximately 4.4 million in 2020, with the majority of the population concentrated in Panama City, where our hub at Tocumen International Airport is located. We believe the combination of a stable, service-oriented economy and steady population growth has helped drive our domestic origin and destination passenger traffic.

Domestic travel within Panama primarily consists of individuals visiting families as well as domestic and foreign tourists visiting the countryside. Most of this travel is done via ground transportation, and its main flow is to and from Panama City, where most of the economic activity and population is concentrated. Demand for domestic air travel is growing and relates primarily to leisure travel from foreign and local tourists. Since January 2015, Copa has operated daily flights to the second-largest city in Panama, David in the province of Chiriqui. The remaining market is served primarily by one local airline, Air Panama, which operates a fleet consisting of turbo prop aircraft generally with less than 50 seats. This airline offers limited international service and operates in the secondary Marcos Gelabert airport of Panama City, which is located 30 minutes by car from Tocumen International Airport.

Colombia is the third largest country in Latin America in terms of population, with a population of approximately 50.9 million in 2020 according to the IMF and has a land area of approximately 440,000 square miles. Colombia’s GDP is estimated to be $264.9 billion for 2020, and per capita income was approximately $5.2 thousand (current prices) according to the IMF. Colombia’s geography is marked by the Andean mountains and an inadequate road and rail infrastructure, making air travel a convenient and attractive transportation alternative. Colombia shares a border with Panama, and for historic, cultural and business reasons it represents a significant market for many Panamanian businesses.

Route Network and Schedules

As of December 31, 2020, Copa provided regularly scheduled flights to 54 cities in North, Central and South America and the Caribbean. These represent 67% the number of cities served in 2019. The reduction in the number of cities served is due to the effects of the COVID-19 pandemic on the economies in the region. The majority of Copa flights operate through our hub in Panama City which allows us to transport passengers and cargo among a large number of destinations with service that is more frequent than if each route were served directly.

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

As a part of our strategic relationship with UAL, Copa provides flights through code-sharing arrangements to over 200 other destinations. In addition to code-shares provided with our Star Alliance partners, Copa also has code-sharing arrangements in place with several other carriers, including Air France, KLM, Iberia, Air Europa, Emirates, Gol, Azul and Cubana.

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

The coronavirus (COVID-19) outbreak and the resulting effects of decreased demand and increased passenger entry requirements implemented by many governments in our region has had a dramatic impact on our traffic volumes and therefore the flight schedules we offer. While most experts project that it will take several years for air travel demand to return to the levels of 2019, there can be no assurance as to if or when air travel demand will recover in our region.

Revenue by Region

The following table shows our revenue generated in each of our major operating regions.

	Year Ended December 31,
Region	2020	2019	2018	2017	2016
North America (1)	29.8%	32.0%	31.2%	29.6%	28.8%
South America	36.0%	36.5%	40.6%	42.2%	42.2%
Central America (2)	31.6%	27.7%	24.5%	24.5%	23.1%
Caribbean (3)	2.7%	3.8%	3.7%	3.7%	5.9%

(1)	Includes USA, Canada, Mexico
(2)	Includes Panama
(3)	Cuba, Dominican Republic, Haiti, Jamaica, Puerto Rico, Aruba, Curaçao, St. Maarten, Bahamas, Barbados, and Trinidad and Tobago

Airline Operations

Passenger Operations

Passenger revenue accounted for approximately $760.6 million in 2020, $2,612.6 million in 2019, and $2,587.4 million in 2018, representing 95.0%, 96.5%, and 96.6%, respectively, of Copa’s total revenues. Leisure traffic, which makes up close to half of Copa’s total traffic, tends to coincide with holidays, school vacations and cultural events and peaks in July and August, and again in December and January. Despite these seasonal variations, Copa’s overall traffic pattern is relatively stable due to the constant influx of business travelers. Approximately one third of Copa’s passengers regard Panama City as their destination or origination point, and most of the remaining passengers pass through Panama City in transit to other points on our route network.

Cargo Operations

In addition to our passenger service, we make efficient use of extra capacity in the belly of our aircraft by carrying cargo. Our cargo operations consist principally of freight service. Copa’s cargo business generated revenues of approximately $21.0 million in 2020, $62.5 million in 2019, and $62.5 million in 2018, representing 2.6%, 2.3%, and 2.3% respectively, of Copa’s operating revenues. We primarily move our cargo in the belly of our aircraft; however, we also wet-lease and charter freighter capacity when necessary to meet our cargo customers’ needs.

Pricing and Revenue Management

Copa has designed its fare structure to balance its load factors and yields in a way that it believes will maximize profits on its flights. Copa also maintains revenue management policies and procedures that are intended to maximize total revenues, while remaining generally competitive with those of our major competitors. In 2020, Copa implemented the PROS Revenue Management system, replacing the system formerly used by the company.

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

As a result of our alliance, we have benefited from Continental’s and UAL’s expertise and experience over the years. For example, prior to July 2015 when we launched our own frequent flyer program, ConnectMiles, we adopted Continental’s OnePass (now UAL’s MileagePlus) frequent flyer program and rolled out a co-branded joint product in most of Latin America, which enabled Copa to develop brand loyalty among travelers. The co-branding of the OnePass (now MileagePlus) loyalty program helped Copa to leverage the brand recognition that Continental already enjoyed across Latin America and has enabled Copa to compete more effectively against regional. We also have adopted several important information technology systems, such as the SHARES computer reservation system in an effort to maintain commonality with UAL.

Our alliance relationship with UAL enjoys a grant of antitrust immunity from the U.S. Department of Transportation, or “DOT”. The agreement expires in 2026, and is terminable by either airline in cases of, among other things, uncured material breaches of the alliance agreement, bankruptcy, termination of the services agreement for breach, termination of the frequent flyer participation agreement without entering into a successor agreement, certain competitive activities, certain changes of control of either of the parties and certain significant operational service failures.

Trademark License Agreement. Under our trademark license agreement with UAL, we have the right to use a logo incorporating a design that is similar to the design of the UAL logo. We also have the right to use UAL’s trade dress, aircraft livery and certain other UAL marks under the agreement that allow us to more closely align our overall product with our strategic alliance partner. The trademark license agreement is coterminous with the alliance agreement and can also be terminated for breach. In most cases, we have a period of five years after termination to cease to use the marks on our aircraft, with less time provided for signage and other uses of the marks or in cases where the agreement is terminated for a breach by us.

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

Once approved, the JBA will enable deep commercial and strategic cooperation that will apply exclusively in the itineraries between Latin America and the U.S. contemplated in the agreement, but each of the three airlines will remain independent companies. However, given the recent COVID-19 outbreak and Avianca’s Chapter 11 proceedings, we can provide no assurances of the approvals and subsequence implementation of the JBA.

Sales, Marketing and Distribution

Sales and Distribution. A significant portion of our sales were completed through travel agents, including OTAs and other airlines while the rest came from direct sales via our city ticket offices, or “CTOs,” call centers, airport counters or website. In recent years, travel agents’ base commissions have decreased significantly in most markets as more efficient back-end incentive programs have been implemented to reward selected travel agencies that exceed their sales targets.

Travel agents obtain airline travel information and issue airline tickets through global distribution systems, or “GDSs,” that enable them to make reservations on flights from a large number of airlines. GDSs are also used by travel agents to make hotel and car rental reservations. Copa participates actively in all major international GDSs, including SABRE, Amadeus, Travelport. In return for access to these systems, Copa pays transaction fees that are generally based on the number of reservations booked through each system.

Copa has a sales and marketing network consisting of 33 domestic and international ticket offices, including city ticket offices located in Panama and Colombia, in addition to the airports where we operate.

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

Copa competes with a number of other airlines that currently serve the routes on which we operate, including Avianca, American Airlines, Delta Air Lines, Spirit, JetBlue, Azul, Aeromexico, Gol, Interjet, Volaris, Viva Air and LATAM, among others. In order to remain competitive, we must constantly react to changes in prices and services offered by our competitors.

The airline industry continues to experience increased consolidation and changes in international alliances, both of which have altered and will continue to alter the competitive landscape in the industry by resulting in the formation of airlines and alliances with increased financial resources, more extensive global networks and altered cost structures. Moreover, the COVID-19 outbreak and consequent economic effects has created significant uncertainty about the competitive landscape in the coming years.

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

Aircraft

As of December 31, 2020, Copa operated a fleet consisting of 77 aircraft, including two Boeing 737-700 Next Generation aircraft and 68 Boeing 737-800 Next Generation aircraft. As of December 31, 2020, Copa had firm orders to purchase 60 Boeing 737 MAX aircraft to be delivered between 2021 and 2027. In October 2018 Copa signed an aircraft sale and purchase agreement with Azorra Aviation for the sale of five Embraer 190 aircraft in 2019. In 2020, we signed an aircraft sale and purchase agreement for the remaining Embraer 190 aircraft. The deliveries of these aircraft will be completed by June 2021. During 2020, we also announced the sale of our Boeing 737-700 fleet.

The current composition of the Copa fleet as of December 31, 2020 is fully described below:

	Average Term of Lease
	Number of Aircraft			Remaining	Average Age	Seating
	Total	Owned	Leased	(Years)	(Years)	Capacity
Boeing 737 MAX	7	7	0	—	1.8	166
Boeing 737-700	2	0	2	0.3	21.2	124
Boeing 737-800	68	41	27	2.7	8.4	154/160/186

Total	77	48	29	2.5	8.2	—

The table below describes the expected size of our fleet at the end of each year set forth below, assuming delivery of all aircraft for which we currently have firm orders but not taking into account any aircraft for which we have purchase rights and options:

Aircraft Type	2021	2022	2023	2024	2025
737-800	67	62	53	42	41
737-MAX(1)	15	20	28	36	45

Total Fleet	82	82	81	78	86

(1)	We have the flexibility to choose between the different members of the 737 MAX family. The delivery schedule above reflects contractual commitments.

The Boeing 737 aircraft currently in our fleet are fuel-efficient and suit our operations well for the following reasons:

•	They have simplified maintenance procedures.

•	They require just one type of standardized training for our crews.

•	They have one of the lowest operating costs in their class.

Our focus on profitable operations means that we periodically review our fleet composition. As a result, our fleet composition changes over time when we conclude that adding other types of aircraft will help us achieve this goal. Following our strategy, by December 31, 2020 we had an order for 60 Boeing 737 MAX aircraft. The 737 MAX provides additional benefits to the current fleet such as fuel efficiency, longer range and additional capacity compared to the current Copa seat configuration. Following the Ethiopian Airlines accident involving a Boeing 737 MAX 8 aircraft, we suspended operations of our six Boeing 737 MAX 9 aircraft as regulatory authorities around the world grounded the aircraft. On November 18, 2020 the FAA rescinded its grounding order, issued an airworthiness directive, and published training requirements enabling the Company to begin modifying certain operating procedures, implementing enhanced pilot training requirements, installing FAA-approved flight control software updates, and completing other required maintenance tasks specific to the MAX aircraft. On January 2021, we resumed operations of our Boeing 737 MAX fleet after the authorization of the Autoridad Aeronáutica Civil de Panama.

Through several special purpose vehicles, we currently have beneficial ownership of 48 of our aircraft. In addition, we lease two of our Boeing 737-700s and 27 of our Boeing 737-800s under long-term operating lease agreements that have an average remaining term of 2.5 years. Leasing some of our aircraft provides us with flexibility to change our fleet composition if we consider it to be in our best interests to do so. We make monthly rental payments, some of which are based on floating rates, but we are not required to make termination payments at the end of the lease. Currently, we do not have purchase options under any of our operating lease agreements. Under our operating lease agreements, we are required to make supplemental rent payments at the end of the lease that are calculated with reference to the aircraft’s maintenance schedule. In either case, we must return the aircraft in the agreed-upon condition at the end of the lease term. Title to the aircraft remains with the lessor. We are responsible for the maintenance, servicing, insurance, repair and overhaul of the aircraft during the term of the lease.

To better serve the growing number of business travelers, we offer a business class (Clase Ejecutiva) configuration in our fleet. Our business class service features upgraded meal service, special check-in desks, bonus mileage for full-fare business class passengers and access to VIP lounges. Our Boeing 737-800 aircraft currently have two different configurations, one with 16 business class seats with 38-inch pitch; and a second, with 48-inch pitch seats, which is currently being used in 36 of our 737-800s. In order to accommodate these seats, a row from economy class was removed, decreasing the total number of seats in those aircraft from 160 to 154. The Boeing 737 MAX 9 aircraft feature 16 full lie-flat seats in business class (Dreams) and a total of 166 seats. By the end of 2021, a new Boeing 737 MAX 9 configuration will be part of the fleet, with 12 full lie-flat seats in business class (Dreams) and a total of 174 seats.

Also, within the Copa Holdings fleet, there are six 737-800s dedicated to the operations of Wingo. These aircraft are equipped with 186 economy class seats.

Each of our Boeing 737-Next Generation aircraft is powered by two CFM International Model CFM 56-7B engines. Our Boeing 737 MAX 9 aircraft are powered by two CFM International Leap 1B engines. We currently have nine spare engines for service replacements and for periodic rotation through our fleet.

Maintenance

The maintenance performed on our aircraft can be divided into two general categories: line and heavy maintenance. Line maintenance consists of routine, scheduled maintenance checks on our aircraft, including pre-flight, service visits, “A-checks” and any diagnostics and routine repairs. Copa’s line maintenance is performed by Copa’s own technicians at our main base in Panama and/or at the out stations by Copa Airlines and/or Copa Colombia employees or third-party contractors. Heavy maintenance consists of more complex inspections and overhauls, including “C-checks,” and servicing of the aircraft that cannot be accomplished during an overnight visit. Maintenance checks are performed intermittently as determined by the aircraft manufacturer through Copa Airlines AAC approved maintenance program. These checks are based on the number of hours, departures or calendar months flown. Historically we had contracted with certified outside maintenance providers, such as COOPESA. In October of 2010, Copa decided to begin performing a portion of the heavy maintenance work in-house. The hiring, training, facility and tooling setup, as well as enhancing certain support shops, were completed during a ten-month period. Ultimately, Copa acquired the required certifications by the local authorities to perform the first in-house C-Check in August 2011, followed by its second C-check in October of the same year. Today we are performing a continuous line of C-Checks in-house for the entire year, and on January 20, 2017 we held the ground-breaking of our new maintenance facility at Tocumen International Airport which allows us to perform up to three complete continuous lines of C-checks, as required. The new facility commenced operations in January 2019. In 2020, 5 heavy maintenance checks were successfully performed in-house. When possible, Copa attempts to schedule heavy maintenance during its lower-demand seasons in order to maximize productive use of its aircraft. Additionally, as of the of 2020, 13 of our Boeing 737-700/800 had been sent to CAVU Aerospace at Roswell International Air Center in New Mexico in 2020 for short term and long-term storage due to the COVID-19 pandemic impact on the economies we serve and our operations.

Copa has exclusive long-term contracts with GE Engines whereby they perform maintenance on all of our CFM-56 engines.

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

Copa Airlines and Copa Colombia employ, system-wide, around 483 maintenance professionals, who perform maintenance in accordance with maintenance programs that are established by the manufacturers and approved and certified by international aviation authorities. Every mechanic is trained in factory procedures and goes through our own rigorous in-house training program. Every mechanic is licensed by the AAC and approximately 24 of our mechanics are also licensed by the FAA. Our safety and maintenance procedures are reviewed and periodically audited by the AAC (Panama), UAEAC (Colombia), the FAA (United States), IATA (IOSA) and, to a lesser extent, every foreign country to which we fly. Copa Airlines’ maintenance facility at Tocumen International Airport has been certified by the FAA as an approved repair station, under FAR Part 145, and once a year the FAA inspects this facility to validate and renew the certification. Copa’s aircraft are initially covered by warranties that have a term of four years, resulting in lower maintenance expenses during the period of coverage. All of Copa Airlines’ and Copa Colombia’s mechanics are trained to perform line maintenance on each of the Boeing 737-Next Generation and Boeing 737 MAX.

All of Copa Colombia’s maintenance and safety procedures are certified by the Aeronáutica Civil of Colombia and Bureau Veritas Quality International (“BVQI”), the institute that issues International Organization for Standardization, or “ISO,” quality certificates. All of Copa Colombia’s maintenance personnel are licensed by the Aeronáutica Civil of Colombia. In December 2017, Copa Colombia received its IATA Operational Safety Audit, or “IOSA,” compliance certification, which will remain valid until December 2021.

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

The SMS is supported by safety investigations and a comprehensive audit program. Investigations are initiated either by operational events or analyses of relevant trend information, such as via our Flight Data Analysis program. These investigations are conducted by properly qualified and trained internal safety professionals. Our audit program consists of three major components. The first serves as the aircraft maintenance quality assurance program and is supported by six dedicated maintenance professionals. The second team consists of an internal team dedicated to conducting standardized audits of airport, flight operations, and associated functions. The third component of our audit program is a biennial audit of all operational components by the internationally recognized standard IOSA (IATA Operational Safety Audit). In 2020 Copa Airlines and Copa Colombia successfully completed IOSA audits by external providers.

Airport Facilities

We believe that our hub at Panama City’s Tocumen International Airport (PTY) is an excellent base of operations for the following reasons:

•	Panama’s consistently temperate climate is ideal for airport operations.

•

Tocumen is the only airport in Central America with two operational runways. Also, unlike some other regional airports, consistent modernization and growth of our hub has kept pace with our needs. In 2012, Tocumen Airport completed Phase II of an expansion project of the existing terminal. In 2013, Tocumen awarded the bid for the construction of a new terminal (“Terminal 2” or “T2”), with an additional 20 gates and eight remote positions. Currently, T2 is partially operating and is expected to be available to operate at full capacity by the end of 2021.

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

Our Gold and higher PreferMember passengers have access to a Copa Club at the Tocumen International Airport in Panama. These passengers also have access to other Copa Clubs in the region, which are strategically located in San José, Guatemala City, Santo Domingo and Bogota.

Due to COVID-19, the Copa Clubs were temporarily closed for a significant part of 2020. The Copa Clubs at Tocumen International Airport and in San José have restarted operations. We expect the rest to reopen during 2021.

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

Aircraft Fuel Data	2020	2019	2018
Average price per gallon of jet fuel into plane (excluding hedge) (in U.S. dollars)	$1.81	$2.16	$2.32
Gallons consumed (in millions)	92.8	321.4	328.1
Available seat miles (in millions)	7,301	25,113	25,817
Gallons per ASM (in hundredths)	1.27	1.28	1.27

In 2020, the average price of West Texas Intermediate or “WTI” crude oil, a benchmark widely used for crude oil prices that is measured in barrels and quoted in U.S. dollars, decreased by 31.2% from $57.0 per barrel to $39.2 per barrel. In 2020, we did not hedge any of our fuel needs, and we have not hedged any part of our fuel needs for 2021. Although we have not added hedge positions since August of 2015, we continue to evaluate various hedging strategies and may enter into additional hedging agreements in the future, as any substantial and prolonged increase in the price of jet fuel will likely materially and negatively affect our business, financial condition and results of operation. In the past, we have managed to offset some of the increases in fuel prices with higher load factors, fuel surcharges and fare increases. In addition, our relatively young, winglet-equipped fleet and robust fuel conservation measures also help us mitigate the impact of higher fuel prices.

Tocumen International Airport has limited fuel storage capacity. In the event there is a disruption in the transport of fuel to the airport, we may be forced to suspend flights until the fuel tanks can be refueled. However, during 2019, new fuel storage capacity, consisting of three 1 million-gallon tanks, were added to existing storage capacity. This addition resulted in an increase of airport fuel storage capacity from 1.5 million to 4.5 million gallons.

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

Starting in 2019, Copa is reporting the fuel consumption burned during its annual flight operations and its gas emissions to the AAC. As a result, Copa is in line with the global aviation effort led by ICAO to implement CORSIA. The first gas emissions report corresponding to 2019 operations was successfully delivered to the AAC on October 2020, after passing the audit by our external Verification Body of greenhouse gas emissions accredited by ICAO.

From January to December 2020 our recycling program was affected by the COVID-19 pandemic and the temporary suspension of our operations, however, we were able to collect a total of 52,876 tons of recycling materials in Panama’s Copa facilities and avoid sending waste to the landfill. During the same period, we recycled vehicle oil and aircraft fuel, for which we outsourced the collection of 5,155 gallons of hydrocarbons for use as alternative fuel for other industries, thus avoiding the contamination of natural resources. We also outsourced the collection of 214,689 gallons of water contaminated with chemicals generated during aircraft cleaning and painting operations, and also from vehicle maintenance processes. The subsequent treatment of the collected water made it possible to recover 171,751 gallons of water which were then returned to nature. We have properly disposed of a total of 23,110 kilograms of chemical waste from Aircraft Maintenance operations. In comparison to 2019, in 2020 our environmental management reduced the generation of chemical waste and optimized the use of water during our operations.

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

In October 2011, Aeronáutica Civil announced its decision to liberalize air fares in Colombia starting April 1, 2012, including the elimination of fuel surcharges. However, airlines are required to charge an administrative fee (tarifa administrativa) for each ticket sold on domestic routes within Colombia through an airline’s direct channels. Passengers in Colombia are also entitled by law to compensation in the event of delays in excess of four hours, over-bookings and cancellations. Currently, the San Andrés, Bogotá, Pereira, Cali, Cartagena, Medellin, Bucaramanga, Santa Marta and Cucuta airports, among others, are under private management arrangements. The government’s decision to privatize airport administration in order to finance the necessary expansion projects and increase the efficiency of operations has increased airports fees and facility rentals at those airports.

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

Security. On November 19, 2001, the U.S. Congress passed, and the President signed into law, the Aviation and Transportation Security Act or the “Aviation Security Act”. This law federalized substantially all aspects of civil aviation security and created the TSA, an agency of the Department of Homeland Security, to which the security responsibilities previously held by the FAA were transitioned. The Aviation Security Act requires, among other things, the implementation of certain security measures by airlines and airports, such as the requirement that all passengers, their bags and all cargo be screened for explosives and other security-related contraband. Funding for airline and airport security required under the Aviation Security Act is provided in part by a $2.50 per segment passenger security fees for flights departing from the United States, subject to a $10 per roundtrip cap; however, airlines are responsible for costs incurred to meet security requirements beyond those provided by the TSA. The United States government is considering increases to this fee as the TSA’s costs exceed the revenue it receives from these fees. Implementation of the requirements of the Aviation Security Act has resulted in increased costs for airlines and their passengers. Since the events of September 11, 2001, the U.S. Congress has mandated, and the TSA has implemented numerous security procedures and requirements that have imposed and will continue to impose burdens on airlines, passengers and shippers.

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

On July 8, 2008, the DOT also issued a revised Airport Rates and Charges policy that allows airports to establish non-weight based fees during peak hours and to apportion certain expenses from “reliever” airports to the charges for larger airports in an effort to limit congestion. Additionally, in 2020, due to the reduced number of departures of several airports in North America, we experienced higher effective rates related to airport services.

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

Copa Airlines is our principal airline operating subsidiary that operates out of our hub in Panama and provides passenger service in North, South and Central America and the Caribbean. Copa Airlines Colombia is our operating subsidiary that provides air travel from Colombia to Copa Airlines Hub of the Americas in Panama, and operates a low-cost business model, Wingo, within Colombia and various cities in the region. Oval Financial Leasing, Ltd. controls the special purpose vehicles that have a beneficial interest in the majority of our fleet.

D. Property, plants and equipment

Headquarters

Our headquarters are located six miles away from Tocumen International Airport. We have leased five floors consisting of approximately 105,981 square feet of the building from Desarollo Inmobiliario Del Este, S.A., an entity controlled by some of the investors that controls CIASA, under a ten-year lease that began in January 2015 at a rate of $0.2 million per month.

Other Property

At Tocumen International Airport, we lease two maintenance hangars, operations offices in the terminal, counter space, parking spaces and other operational properties from the entity that manages the airport. We pay approximately $212,439 per month for this leased property. Around Panama City, we also lease various office spaces, parking spaces and other properties from a variety of lessors, for which we pay approximately $108,931 per month in the aggregate.

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

Item 4A. Unresolved Staff Comments

None.

Item 5. Operating and Financial Review and Prospects

A. Operating Results

You should read the following discussion in conjunction with our consolidated financial statements and the related notes and the other financial information included elsewhere in this annual report. Discussions of year-over-year comparisons between 2019 and 2018 that are not included in this Form 20-F can be found in Part I, Item 5, Operating and Financial Review and Prospects” of our Form 20-F for the fiscal year ended December 31, 2019.

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

Copa currently offers approximately 104 daily scheduled flights among 54 destinations in 25 countries in North, Central, South America and the Caribbean from its Panama City hub. Copa provides passengers with access to flights to more than 200 other destinations through code-share arrangements with our Star Alliance partners and other carriers including Air France, KLM, Iberia, Emirates, Gol, Azul, Tame, Cubana and Aeromexico. Through its Panama City hub, Copa Airlines is able to consolidate passenger traffic from multiple points to serve each destination effectively.

As of December 31, 2020, Copa Airlines and Copa Colombia operate a modern fleet of 77 Boeing 737 aircraft. To meet growing capacity requirements, we have firm orders, including purchase and lease commitments. The Company had one purchase contract with Boeing, which entails 60 firm orders of Boeing 737 MAX aircraft, agreed to be delivered between 2021 and 2027.

Factors Affecting Our Results of Operations

Fuel

In 2020, the average price of WTI crude oil, a benchmark widely used for crude oil prices that is measured in barrels and quoted in U.S. dollars, decreased by 31.2% from $57.0 per barrel to $39.2 per barrel. In 2020, we did not hedge any of our fuel needs. For 2021 although we have not hedged any part of our anticipated fuel needs, we continue to evaluate various hedging strategies and may enter into additional hedging agreements in the future, as any substantial and prolonged increase in the price of jet fuel will likely materially and negatively affect our business, financial condition and results of operation. In the past, we have managed to offset some of the increases in fuel prices with higher load factors, fuel surcharges and fare increases. In addition, our relatively young, winglet-equipped fleet and robust fuel conservation measures also help us mitigate the impact of higher fuel prices.

Regional Economic Environment

Our historical financial results have been, and we expect them to continue to be, materially affected by the general level of economic activity and growth of per capita disposable income in North, South and Central America and the Caribbean, which have a material impact on discretionary and leisure travel (drivers of our passenger revenue) and the volume of trade between countries in the region (the principal driver of our cargo revenue).As a result of the effects of COVID-19 global pandemic, in March 2020 the Company and the entire aviation industry began to experience a significant drop in the demand for air travel.

In Colombia, real GDP, at constant prices, experienced a decline of 8.2% in 2020. Average inflation of consumer prices in Colombia was approximately 2.4% in 2020, according to the IMF.

In previous years our yields in Venezuela were negatively impacted by exchange controls, along with high inflation and political uncertainty, which led us to restrict ticket sales for passengers paying in Venezuelan bolivars. Today, sales in Venezuela are very limited (approximately 0.1% of our total sales) and operational feasibility of Venezuela flights is closely monitored in order to deliver optimal profitability and avoid accumulations of Venezuelan bolivars. According to data from the IMF, Venezuela’s GDP contracted by 25% in 2020. Exact data regarding inflation rates in Venezuela varies significantly, depending on the source. In response to continued hyperinflation, the Venezuelan government introduced the Bolivar Soberano on August 20, 2018, replacing the Bolivar Fuerte at a rate of 1 to 100,000.

According to data from The Preliminary Overview of the Economies of Latin America and the Caribbean, an annual United Nations publication prepared by the Economic Development Division, the economy of Latin America (including the Caribbean) is estimated to increase by 3.7% in 2021. Preliminary figures for 2020 indicate that the Panamanian economy decreased by 9.0% (versus 3.0% growth in 2019). Headline deflation in Panama (as indicated by the consumer price index) was 0.8% compared to 2019.

Revenues

We derive our revenues primarily from passenger transportation, which represented 95.0% of our revenues for the year ended December 31, 2020. In addition, 2.6% of our total revenues are derived from cargo and 2.4% from other activities.

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

The following table sets forth our capacity, load factor and yields for the periods indicated.

	2020	2019	2018	2017	2016
Capacity (in available seat miles, in millions)	7,301	25,113	25,817	23,936	22,004
Load factor	79.6%	84.8%	83.4%	83.2%	80.4%
Yield (in cents)	13.09	12.26	12.02	12.27	12.15

Seasonality

Generally, revenues and profitability of our flights peak during the northern hemisphere’s summer season in July and August and again during the December and January holiday season. Given our high proportion of fixed costs, this seasonality is likely to cause our results of operations to vary from quarter to quarter.

Operating Expenses

The main components of our operating expenses are aircraft fuel, wages, salaries, benefits and other employees’ expenses, sales and distribution and airport facilities and handling charges. A common measure of per unit costs in the airline industry is cost per available seat mile, or “CASM”, which is generally defined as operating expenses divided by ASMs.

Fuel. The price we pay for aircraft fuel varies significantly from country to country primarily due to local taxes. While we purchase aircraft fuel at most of the airports to which we fly, we attempt to negotiate fueling contracts with companies that have a multinational presence in order to benefit from volume purchases. During 2020, as a result of the location of its hub, Copa purchased 57% of its aircraft fuel in Panama. Copa has 22 suppliers of aircraft fuel across its network. In some cases, we tanker fuel in order to minimize our cost, by fueling in airports where fuel prices are lowest. Our aircraft fuel expenses are variable and fluctuate based on global oil prices.

Aircraft Fuel Data	2020	2019	2018
Average price per gallon of jet fuel into plane (excluding hedge) (in U.S. dollars)	$1.81	$2.16	$2.32
Gallons consumed (in millions)	92.8	321.4	328.1
Available seat miles (in millions)	7,301	25,113	25,817
Gallons per ASM (in hundredths)	1.27	1.28	1.27

Wages, salaries and other employees’ expenses. Salary and benefit expenses have historically increased at the rate of inflation and by the growth in the number of our employees. In some cases, we have adjusted the salaries of our employees to correspond to changes in the cost of living in the countries where these employees work. We do not increase salaries based on seniority. On 2020 we are showing a decrease in salary and benefit expenses, mostly as a result of a reduced payroll given contract suspensions, workhour reductions and voluntary retirements, among others, partly offset by severance related expenses.

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

We are also subject to local tax regulations in each of the other jurisdictions where we operate, the great majority of which are related to the taxation of our income. In some of the countries to which we fly, we do not pay any income taxes because we do not generate income under the laws of those countries either because they do not have income taxes or due to treaties or other arrangements those countries have with Panama. In the remaining countries, we pay income tax at rates ranging from 7% to 34% of our income attributable to those countries. Different countries calculate our income in different ways, but they are typically derived from our sales in the applicable country multiplied by our net margin or by a presumed net margin set by the relevant tax legislation.

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

Our income tax expense (credit) totaled approximately ($23.7) million in 2020, $46.4 million in 2019 and $34.5 million in 2018.

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

In addition, revenue is recognized for tickets that are expected not to be used, the Company performs a monthly liability evaluation using its historical experience with refundable and nonrefundable expired tickets and other facts. A year after the sale is made, actual ticket breakage is removed from “Air Traffic liability” and the provision is reversed.

Estimating the expected expiration tickets requires management’s judgment, among other things, the historical data and experience is an indication of future customer behavior.

Typically, unused tickets expire after one year, and any revenue associated with tickets sold for future travel is recognized within 12 months. In response to COVID-19, the Company is extending the ticket expiration date up to December 2021, only for tickets purchased on or before December 31, 2020 and with original travel dates ending on or before December 31, 2020. As such, any revenue associated with these tickets will not be recognized until the new flight date. Additionally, given this change in travel schedule, the Company’s estimates of revenue from unused tickets may be subject to variability and differ from historical averages.

Frequent flyer program. The Company’s frequent flyer program objective is to reward customer loyalty. Members in this program earn miles for travel on Copa Airlines, Star Alliance partners’ airlines and also by purchasing the goods and services of the Company network of non-airline partners and co-branded credit cards. The miles or points earned can be exchanged for flights on Copa or any of other Star Alliance partners’ airlines.

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

Currently, when a member of another carrier frequent flyer program redeems miles on a Copa Airlines flight, those carriers pay to the Company a per mile rate. The rates paid by them depend on the class of service, the flight length and the availability of the reward, and is included in passenger revenues.

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

The remaining amounts included within other revenue are related to lease income and advertising.

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

We evaluate annually whether there is an indication that our property, plant and equipment may be impaired. Factors that would indicate potential impairment may include, but are not limited to technological obsolescence, significant decreases in the market value of long-lived asset(s), a significant change in physical condition or useful life of long-lived asset(s) and operating or cash flow losses associated with the use of long-lived asset(s). The Company assesses at each reporting date whether there is an indication that an asset or its cash-generating unit (“CGU”) may be impaired. If any such indication exists, or when annual impairment testing for an asset is required, the Company estimates the asset’s or CGU’s recoverable amount. For a more extensive disclosure of these accounting policies, see notes 13 and 16 of our annual consolidated financial statements in Item 18 of this report.

Goodwill. Goodwill is initially measured at cost, being the excess of the aggregate of the consideration transferred over the net identifiable assets acquired and liabilities assumed of the acquired subsidiary at the date of acquisition. After initial recognition, goodwill is measured at cost less any accumulated impairment losses. For the purpose of impairment testing, goodwill acquired in a business combination is, from the acquisition date, allocated to each of the Company’s CGU or group of CGU’s that are expected to benefit from the combination, irrespective of whether other assets or liabilities of the acquiree are assigned to those units. When the recoverable amount of the CGU is less than its carrying amount, an impairment loss is recognized. Impairment losses relating to goodwill cannot be reversed in future periods. For a more extensive disclosure of these accounting policies, see note 16 of our annual consolidated financial statements in Item 18 of this report.

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

The ROU is subsequently depreciated using the straight-line method from the commencement date to the earlier of the end of the useful life of the ROU or component, or lease term. The estimated useful life of ROU is determined of the same basis of those property and equipment.

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

The lease liability is subsequently measured at amortized cost using the effective interest method. It is remeasured when there is a change in future lease payments arising from a change in an index or a rate, if there a change in the Company’s estimated amount expected to be payable under a residual value guarantee or if the Company changes its assessment of whether it will exercise a purchase, extension or termination option.

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

Provision for return condition

The Company records a provision to accrue for the cost that will be incurred in order to return the lease aircraft to their lessor in the agreed-upon condition, excluded estimated dismantling costs not based on utilization of the aircraft which are included in the ROU asset and lease liabilities. The methodology applied to calculate the provision requires management to make assumptions, including the future maintenance costs, discount rate, related inflation rates and aircraft utilization. The cash flows are discounted at a current pre-tax rate that reflects the risks specific to the decommissioning. Any difference in the actual maintenance cost incurred and the amount of the provision is recorded under “Maintenance, materials and repairs” in the consolidated statement of profit or loss. The effect of any changes in estimates, including those mentioned above, is also recognized under “Maintenance, materials and repairs” for the period.

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

•	Amendments to IAS 1 – Classification of Liabilities as Current or Non-current

•	Amendments to IFRS 3 – Reference to the Conceptual Framework

•	Amendment to IAS 16 – Property, Plant and Equipment: Proceeds before Intended Use

•	Amendments to IAS 37 – Onerous Contracts – Costs of Fulfilling a Contract

•	Amendments to IFRS 7, IFRS 4 and IFRS 16 – Interest rate benchmark reform

•	Amendment to IFRS 9 – Fees in the ’10 per cent’ test for derecognition of financial liabilities

For a discussion of these improvements to IFRS, see note 6 to our annual consolidated financial statements.

Results of Operation

The following table shows each of the line items in our statement of profit or loss for the periods indicated as a percentage of our total operating revenues for that period:

	2020	2019	2018
Operating revenues:
Passenger revenue	95.0%	96.5%	96.6%
Cargo and mail revenue	2.6%	2.3%	2.3%
Other operating revenue	2.4%	1.2%	1.0%

Total operating revenues	100.0%	100.0%	100.0%
Operating expenses:
Fuel	20.8%	25.7%	28.6%
Wages, salaries, benefits and other employees expenses	32.0%	16.6%	16.6%
Passenger servicing	3.4%	3.8%	3.9%
Airport facilities and handling charges	7.4%	6.7%	7.0%
Sales and distribution	8.8%	7.8%	7.8%
Maintenance, materials and repairs	9.6%	4.7%	4.1%
Depreciation, amortization and impairment	62.7%	13.7%	17.4%
Flight operations	3.7%	3.8%	4.0%
Other operating and administrative expenses	9.0%	4.4%	4.6%

Total operating expenses	157.5%	87.2%	94.0%
Operating income	-57.5%	12.8%	6.0%
Non-operating income (expense):
Finance cost	-9.1%	-2.1%	-1.9%
Finance income	2.5%	0.9%	0.9%
Gain (loss) on foreign currency fluctuations	-1.1%	-0.6%	-0.4%
Net change in fair value of derivatives	-13.4%	0.0%	0.0%
Other non-operating income (expense)	-0.1%	-0.2%	0.0%

Total non-operating income (expense)	-21.2%	-1.9%	-1.4%
Profit before income taxes	-78.7%	10.8%	4.6%
Income taxes	3.0%	-1.7%	-1.3%
Net (loss) profit	-75.8%	9.1%	3.3%

Year 2020 Compared to Year 2019

Our consolidated net loss in 2020 totaled $607.1 million, compared to a net profit of $247.0 million in 2019. In addition, we had consolidated operating loss of $460.9 million in 2020, compared to an operating profit of $346.2 million in 2019. Our consolidated operating margin in 2020 was -57.5%, a decrease of 70.3 percentage points versus 2019. These results were driven by sharp declines in passenger demand and bookings resulting from the COVID-19 pandemic and the related travel restrictions. Our revenue declined at a greater rate than certain costs because of the fixed nature of such costs, and because of delays before certain costs savings could be realized. These results also include a non-cash loss of $243.1 million mainly related to the measurement upon held for sale designation of the Embraer 190 and Boeing 737-700 fleet in 2020 and $89.3 million in 2019 related to an impairment of non-financial assets due to the sale of our Embraer fleet.

Operating revenue

Our consolidated revenue totaled $801.0 million in 2020, a 70.4% decrease over operating revenue of $2,707.4 million in 2019, mainly due to less revenue related to COVID-19 impact.

Passenger revenue. Passenger revenue totaled $760.6 million in 2020, a 70.9% decrease over passenger revenue of $2,612.6 million in 2019. This was driven by a reduction in passengers carried of 72.0%, partially offset by an increase of 4.0% in passenger average fare compared to 2019.

Cargo and mail revenue. Cargo and mail revenue totaled $21.0 million in 2020, a 66.4% decrease from cargo and mail revenue of $62.5 million in 2019, reflecting a decrease in capacity, which was offset by a higher average fare per kilo.

Other operating revenue. Other operating revenue totaled $19.4 million in 2020, a 40.0% decrease from other revenue of $32.3 million in 2019 driven by a decrease in frequent flyer program partnership revenues. Other operating revenue includes revenue associated with the marketing component of the frequent flyer program.

Operating expenses

Our consolidated operating expenses totaled $1.3 billion in 2020, a 46.6% decrease over operating expenses of $2.4 billion in 2019. This is mainly as a result of fixed expenses with a reduced operation versus 2019.

An overview of the major variances in operating expenses on a consolidated basis follows:

Fuel. Aircraft fuel totaled $166.7 million in 2020, a 76.1% decrease from aircraft fuel of $696.2 million in 2019, mainly due to a 31% lower effective fuel price and a 71.5% decrease in block hours.

Wages, salaries and other employees’ expenses. Salaries and benefits totaled $256.3 million in 2020, a 43.1% decrease over salaries and benefits of $450.4 million in 2019, mostly as a result of a reduced payroll given contract suspensions, workhour reductions and voluntary retirements, among others, partly offset by severance related expenses.

Passenger servicing. Passenger servicing totaled $27.6 million in 2020 compared to $102.1 million in 2019. This represented a 73.0% decrease driven by 72.0% less passengers and a lower effective rate per passenger.

Airport facilities and handling charges. Airport facilities and handling charges totaled $59.5 million in 2020, a 67.3% decrease over $182.0 million in 2019. This decrease was driven mainly by a 71.3% decrease in departures offset by higher effective rates related to airport services in North America.

Sales and Distribution. Sales and distribution totaled $70.4 million in 2020, a 66.6% decrease compared to $210.6 million in 2019, driven mainly to 70.9% less passenger revenue.

Maintenance, materials and repairs. Maintenance, materials and repairs totaled $76.9 million in 2020, a 39.7% decrease over maintenance, materials and repairs of $127.6 million in 2019. This decrease was primarily a result of less operation due to COVID-19.

Depreciation, amortization and impairment. Depreciation totaled $502.4 million in 2020, a 35.3% increase over $371.4 million in 2019, mainly due to a non-recurring impairment charge related to the Boeing 737-700 fleet in 2020.

Flight operations. Flight operations amounted to $30.0 million in 2020, a 70.8% decrease compared to $102.8 million in 2019, mainly due to 71.5% less block hours.

Other operating and administrative expenses. Other expenses totaled $72.0 million in 2020, a 39.0% decrease from $118.1 million in 2019, mainly due to less overhead expenses.

Total Non-operating Income (Expense)

Non-operating expense totaled $169.8 million in 2020, as compared to non-operating expense of $52.7 million in 2019 mainly due to a translational loss in fair value derivatives and an increase in finance cost.

Finance cost. Finance cost totaled $73.0 million in 2020, a 27.2% increase over finance cost of $57.4 million in 2019, mainly as a result of interest expense related to convertible notes issued in 2020.

Finance income. Finance income totaled $20.0 million in 2020, an 18.2% decrease over finance income of $24.4 million in 2019 mainly due to lower interest rates.

Other non-operating income (expense). Other non-operating expense totaled $1.2 million in 2020, compared to $4.3 million in 2019 mainly due to Embraer sales related expenses.

B. Liquidity and Capital Resources

Our cash, cash equivalents, and short-term investments at December 31, 2020 increased by $38.7 million, to $889.9 million. As part of our financing policy, we expect to meet our liquidity needs with cash from operations, cash on hand and the utilization of committed credit facilities, if needed. As of the date hereof, our current unrestricted cash exceeds our forecasted cash requirements to carry out operations, including payment of debt service for fiscal year 2021.

Our cash, cash equivalent and short-term investment position represented 111.1% of our revenues for the year ended December 31, 2020; 23.1% of our total assets and 69.3% of our total equity as of December 31, 2020, which we believe provides us with an adequate liquidity position.

In recent years, we have been able to meet our working capital requirements through cash from our operations. However, as a result of the impact of COVID-19 on our operations, in 2020 we experienced an operational net cash outflow of $779.6 million. To maintain its liquidity position, the Company issued new debt in the form of a convertible bond issuance in the amount of $350.0 million. Our ability to meet our liquidity needs in the future is subject to numerous risks and uncertainties, including the levels of cash refunds of customer deposits, our ability to reduce labor costs, the result of contract negotiations with suppliers and whether we take delivery of aircraft pursuant to existing commitments as well as the terms on which we do so and the terms of any related financing available to us. Additionally, if air traffic levels do not rebound, or if we face further interruptions to air travel, then we may not be able to maintain sufficient liquidity to me our liquidity needs.

Our capital expenditures, which consist primarily of aircraft purchases, are funded through a combination of our cash from operations and long-term financing. From time to time, we finance pre-delivery payments related to our aircraft with short or medium-term financing in the form of commercial bank loans and/or bonds privately placed with commercial banks, as well as resorting to a deferred pre-delivery schedule from the aircraft manufacturer. Given the state of the industry as a result of the COVID-19 pandemic, aviation financing has become much harder and more expensive to obtain. Therefore, we cannot ensure that we will be able to continue to raise financing from past sources, or from other sources, on terms comparable to our existing financing or at all.

Copa Holdings, S.A., through its subsidiaries, has short term unsecured committed credit facilities with financial institutions in the aggregate amount of $305.0 million. These lines of credit have been put in place to finance aircraft pre-delivery payments and for working capital purposes. As of December 31, 2020, we had no outstanding borrowings under these credit lines.

Operating Activities

We rely primarily on cash flows from operations to provide working capital for current and future operations. Nevertheless, as a result of the impact of COVID-19 and the related restrictions on air travel for most of the year, our net cash flows provided by operating activities for the year ended December 31, 2020 were a net operating cash inflow of $5.3 million, a decrease compared to a net operating cash inflow of $784.9 million in 2019. Our principal source of cash is receipts from ticket sales to customers, which for the year ended December 31, 2020 decreased by $1,958.8 million over receipts in the year 2019.

Investing Activities

Net cash flow used in investing activities was $93.8 million in 2020 compared to a net cash flow used in investing activities of $192.9 million in 2019. During 2020, we made capital expenditures of $13.4 million, which consisted of expenditures related to the net of acquisition of property and equipment, and proceeds from sale of property equipment, compared to $29.5 million in 2019. In 2020, the Company used $63.9 million in acquisition and redemption from investments compared to $121.4 million in 2019. Also, in 2020 we had no advance payments on aircraft purchase contracts compared to $75.4 million in 2019, and $16.4 million in acquisition of intangible assets compared to $25.5 million in 2019.

Financing Activities

Net cash inflow used in financing activities were $93.6 million in 2020 compared to net cash outflows used in financing activities of $545.3 million in 2019. During 2020, $342.9 million in proceeds from issue of convertible notes and $145.0 million of proceeds from borrowings were offset by the repayment of $267.1 million in debt, $34.0 million in dividends paid and $93.2 million in payment of lease liability. During 2019, $95.0 million of proceeds from financing were offset by the repayment of $426.8 million in debt, $110.4 million in dividends declared and $103.1 million in payment of lease liability.

Over the years, we have financed the acquisition of 40 Boeing 737-Next Generation aircraft through syndicated loans provided by international financial institutions with the support of guarantees issued by the Export-Import Bank of the United States, or “Ex-Im”, with repayment profiles of 12 years. The Ex-Im guarantees support 80%-85% of the net purchase price and are secured with a first priority mortgage on the aircraft in favor of a security trustee on behalf of Ex-Im. The documentation for each loan follows standard market forms for this type of financing, including standard events of default. Our Ex-Im supported financings amortize on a quarterly basis, are denominated in dollars and can bear interest at a floating rate linked to LIBOR or be set at a fixed rate. Our Ex-Im guarantee facilities typically offer an option to fix the applicable interest rate. We have exercised this option with respect to $83.3 million as of December 31, 2020 at an average weighted interest rate of 2.88%, $77.1 million bears interest at a floating weighted average interest rate of 0.44% representing a spread of 20 bps over the 3 month LIBOR as of December 31, 2020. At December 31, 2020, the total amount outstanding under our Ex-Im-supported financings totaled $160.7 million.

Since 2014, we have financed our aircraft through a mix of Japanese Operating Leases with Call Options, or “JOLCO”, and sale-leasebacks.

JOLCO is a Japanese-sourced lease transaction that provides for 100% financing and is typically used to finance new aircraft and has a minimum lease term of 10 years. In a JOLCO, the aircraft is purchased by a Japanese equity investor. The Japanese equity investor funds approximately 30% of the acquisition cost of the aircraft and becomes the owner of the aircraft via a Special Purpose Entity. An international bank with onshore lending capabilities provides the balance of the aircraft purchase price via a senior secured mortgage loan. JOLCOs have a call option, which lessees often expect the lessor to exercise. Under IFRS, these transactions are accounted for as financings. We have financed 19 Boeing 737 Next Generation and 737 MAX aircraft since 2014 through JOLCO financing. As of December 31, 2020 JOLCO, financed debt outstanding was $782.3 million.

Capital resources. We finance our aircraft through long-term debt and operating lease financings. Although we expect to finance future aircraft deliveries with a combination of similar debt arrangements and financing leases, we may not be able to secure such financing on attractive terms. To the extent we cannot secure financing, we may be required to modify our aircraft acquisition plans or incur higher than anticipated financing costs. We expect to meet our operating obligations as they become due through available cash and internally generated funds, supplemented as necessary by short-term or medium-term credit lines.

As of December 31, 2020, the Company had one purchase contract with Boeing which entails 60 firm orders of Boeing 737 MAX aircraft, agreed to be delivered between 2021 and 2027. The aircraft under this contract have an approximate value of $2.9 billion based on contractual obligations net of discounts and pre-delivery payments, including estimated amounts for contractual price escalation.

We meet our pre-delivery deposit requirements for our Boeing 737 MAX aircraft by using cash from operations, or by using short or medium-term borrowing facilities and/or vendor financing for deposits required between three years and six months prior to delivery.

The Company maintained letters of credit with several banks with a value of $44.3 million as of December 31, 2020 ($25.8 million as of December 31, 2019). These letters of credit are pledged mainly for IATA settlement systems, operating lessors, maintenance providers and airport operators.

The Company has committed unsecured credit facilities of $200.0 million, currently undrawn. In addition, the Company closed a secured revolving credit facility for an initial aggregate amount of $105.0 million. Including this facility, the Company has $305.0 million in unutilized committed credit facilities as of December 31, 2020 (2019: $305.0 million). These credit facilities have been put in place for contingency and working capital purposes.

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

In 2020 the COVID-19 pandemic has had, and may continue to have in 2021, a material adverse impact on the Company’s operations, including but not limited to a material negative impact on our average monthly cash consumption rate for the months of April to December 2020 of $40 million per month. The extent of the future impact of COVID-19 on the Company’s operational and financial performance will depend on future developments, including, but not limited to, the scope and severity of the pandemic related travel advisories and restrictions, the availability and effectiveness of vaccines, the effectiveness of available vaccines against variants of the virus, the duration and severity of the impact of COVID-19 on overall demand for air travel, and the deep economic recession expected, all of which are highly uncertain and cannot be predicted. We do not expect economic and operating conditions for our business to improve until customers, who to date are experiencing increasing levels of unemployment and income loss, are once again willing and able to travel, and once we, other airlines and accommodation providers, such as hotels, are able to serve those customers. This may not occur until well after the broader global economy begins to improve.

E.	Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements.

F.	Tabular Disclosure of Contractual Obligations

Our non-cancelable contractual obligations at December 31, 2020 included the following:

At December 31,	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
		(in thousands of dollars)
Aircraft and engine purchase commitments (1)	2,975,408	560,914	609,689	953,982	850,823
Aircraft operating leases	212,212	83,065	117,165	11,982	0
Other operating leases (3)	32,981	5,878	9,743	8,640	8,720
Short-term debt and long-term debt (2)	643,411	121,357	212,145	183,967	125,941

Total	4,507,804	805,759	971,652	1,573,695	1,156,698

(1)	Based on contractual obligations net of discounts and pre-delivery payments, including estimated amounts for contractual price escalation.
(2)	Includes actual interest and estimated interest for floating-rate debt based on December 31, 2020 rates.
(3)	Only includes contracts classified as leases according to IFRS 16.

Most contract leases include renewal options. Non-aircraft related leases have renewable terms of one year, and their respective amounts included in the table above have been estimated through 2020, but we cannot estimate amounts with respect to those leases for later years. Our leases do not include residual value guarantees.

G.	Safe harbor

Not applicable.

Item 6. Directors, senior management and employees

A. Directors and Senior Management

Currently, our Board of Directors is comprised of eleven members. The number of directors elected each year varies. Messrs. Stanley Motta, Jaime Arias, Jose Castañeda and Josh Connor were re-elected as directors for two-year terms at our annual shareholders’ meeting held in 2019. Messrs. Pedro Heilbron, Ricardo A. Arias, Alvaro Heilbron, Carlos A. Motta, John Gebo, Julianne Canavaggio, and Andrew Levy were each re-elected for two-year terms at our annual shareholders’ meeting held in 2020.

The following table sets forth the name, age and position of each member of our Board of Directors as of February 28, 2021. A brief biographical description of each member of our Board of Directors follows the table:

Name	Position	Age

Pedro Heilbron	Chief Executive Officer and Director	62
Stanley Motta	Chairman and Director	75
Alvaro Heilbron	Director	55
Jaime Arias	Director	86
Ricardo Alberto Arias	Director	81
Carlos A. Motta	Director	48
John Gebo	Director	50
Jose Castañeda Velez	Director	76
Andrew Levy	Director	51
Josh Connor	Director	47
Julianne Canavaggio	Director	39

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

Mr. Alvaro Heilbron was elected as director of Copa Holdings in 2012. He is the brother of Mr. Pedro Heilbron, our chief executive officer. Mr. Heilbron is Co-Founder and Executive Director at Editora del Caribe, S.A. He serves on the board of Grupo PTM Panama, S.A., Gold Mills de Panama, S.A., Desarrollo Costa del Este, Inversiones Haripasa and he is a member of Babson College´s Global Advisory Board. Mr. Heilbron holds a B.S. in Business Administration from George Washington University, and a Post-Graduate degree in Management from INCAE Business School. Mr. Heilbron also served as Vice-President of Commercial for Copa Airlines between the years of 1988 and 1999.

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

Mr. John Gebo was elected as a director of Copa Holdings in 2015. He is Senior Vice President of Transformation for United Airlines. Prior to his current position, Mr. Gebo was United’s Senior Vice President of Alliances, and Senior Vice President of Financial Planning and Analysis. Mr. Gebo joined United in 2000, and has held positions of increasing responsibility in finance, investor relations, and alliances. Prior to joining United, Mr. Gebo worked at General Motors Corporation in manufacturing engineering. Mr. Gebo received his bachelor’s degree in mechanical engineering from the University of Texas and his master’s degree in business administration from the University of Michigan. Mr. Gebo has also been a member of the board of directors of Azul S.A. and served for eight years on the board of directors of Alliant Credit Union, one of the largest credit unions in the United States, last serving as Vice Chairman in 2018.

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

Mr. Andrew Levy is CEO of Houston Air Holdings, Inc, owner of a small passenger charter airline in the US. Previously, he served as CFO of UAL. He also served as President, Chief Operating Officer and a member of the Board of Directors of Allegiant Travel Company. He joined Allegiant in early 2001, and during his tenure, his executive responsibilities included strategy, planning, finance, commercial, people and operations. Mr. Levy became President in 2009, served as Chief Financial Officer from 2007 to 2010, and was its Treasurer from 2001 through 2010. Mr. Levy started his airline career in 1994 at ValuJet Airlines, Inc. and then joined Savoy Capital, an investment, banking and advisory firm specializing in the airline industry in 1996. He holds a Juris Doctor degree from Emory University School of Law and a BA degree in Economics from Washington University in St. Louis.

Mr. Josh Connor is one of the independent directors of Copa Holdings. He is currently Chairman of the Audit Committee and Independent Directors Committees. He is the founding partner of the investment firm Connor Capital. He was a Managing Director and the Head of the Industrials Banking Group at Barclays until July 2015; and was a member of the firm’s Operating Committee. Prior to joining Barclays in 2011, he was with Morgan Stanley for 15 years and was the Co-Head of Morgan Stanley’s Transportation & Infrastructure Investment Banking Group, a member of the firm’s Investment Banking Management Committee, and was on the Board of Trustees for the Morgan Stanley Foundation. He has a BA degree in Economics from Williams College, is on the Board of Directors of Frontier Airlines, is a strategic adviser to Oaktree Capital Management’s Infrastructure Fund, and is a Trustee of Laguna Blanca School.

Mrs. Julianne Canavaggio was elected as an independent director of Copa Holdings in 2019. She is a Managing Director and Head of Central America and the Caribbean for Lazard, responsible for Lazard’s financial advisory division in this geography. Ms. Canavaggio joined Lazard in 2014; and has held positions of increasing responsibility. Prior to joining Lazard, Julianne established a successful legal career in mergers and acquisitions across a variety of industries. Ms. Canavaggio currently serves on the board of directors of a Sustainable Luxury® real estate development company, as well as two private investment vehicles. She has previously served on the board of directors of a conglomerate of wholesale distribution operations for fragrances, cosmetics and skin care products, as well as a Panamanian chain of department stores in the mid-high range, and a general license bank authorized to operate in Panama in the banking and trust business (fiduciaries). Ms. Canavaggio holds a BA from Harvard University and a JD from Tulane University.

The following table sets forth the name, age and position of each of our executive officers as of February 28, 2021. A brief biographical description of each of our executive officers follows the table.

Name	Position	Age

Pedro Heilbron	Chief Executive Officer and Director	62
José Montero	Chief Financial Officer	51
Daniel Gunn	Senior Vice-President of Operations	53
Dennis Cary	Senior Vice-President of Commercial and Planning	56
Peter Donkersloot	Vice-President of Human Resources	37
Julio Toro	Vice-President of Technology	47
Bolívar Domínguez	Vice-President of Flight Operations	45
Christophe Didier	Vice-President of Sales	57
Eduardo Lombana	Chief Executive Officer of AeroRepública, S.A. (Copa Airlines Colombia)	59

Mr. Pedro Heilbron has been our Chief Executive Officer since 1988. He received an MBA from George Washington University and a BA from College of the Holy Cross. He is a member of the Star Alliance Chief Executive Board, where he served as its Chairman from December 2016, until December 2020, President of the Association of Latin America and Caribbean Airlines (ALTA) and member of IATA’s Chair Committee and Board of Governors. He is currently a member of the advisory board of the Smithsonian Tropical Research Institute. Mr. Heilbron is the brother of Mr. Alvaro Heilbron, a member of our Board of Directors.

Mr. Jose Montero has been our Chief Financial Officer since March 2013. He started his career with Copa Airlines in 1993 and has held various technical, supervisory, and management positions including Manager of Flight Operations, Director of System Operations Control Center (SOCC), and, between 2004 and 2013, Director of Strategic Planning. He has a BS in Aeronautical Studies from Embry-Riddle Aeronautical University and an MBA from Cornell University. He serves as an independent director of Latinex, Inc, the holding company of the Panama Stock Exchange, and is a member of IATA’s Financial Advisory Council.

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

Captain Bolivar Dominguez G. has been our Vice President of Flight Operations since December 2017. He began his career with Copa Airlines in 2000 as a Copilot in the Boeing 737-200, and throughout his career within the Company, he has held roles of increased responsibility, such as Head of Training on the Embraer fleet, Director of System Operations Control Center (SOCC), and most recently Chief Pilot. Bolivar is also a member since 2019 of the IATA Safety, Flight and Ground Operations Advisory Council (SFGOAC), responsible to act as advisor to the Board of Governors and the Director General of IATA on all matters connected with the improvement of safety and efficiency of civil air transport, ground operations and baggage. Bolivar holds an Airline Transport Pilot License, with Type Ratings on the Boeing 727, Embraer 190, and Boeing 737, and received a BS in Industrial Engineering from Universidad Latina and an MBA from the University of Louisville.

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

B. Compensation

In 2020, we paid an aggregate of approximately $3.2 million in cash compensation to our executive officers. In addition, members of committees of the Board of Directors receive additional compensation per committee meeting. All of the members of our Board of Directors and their spouses receive benefits to travel on Copa flights as well.

Incentive Compensation Program

In 2005, the Compensation Committee of our Board of Directors eliminated the then-existing Long-Term Retention Plan and approved a one-time non-vested stock bonus award program for certain executive officers or the “Stock Incentive Plan”. Non-vested stock delivered under the Stock Incentive Plan may be sourced from treasury stock or authorized un-issued shares. In accordance with this program, the Compensation Committee of our Board of Directors had granted restricted stock awards to our senior management and to certain named executive officers and key employees. Normally, these shares vest over three to five years in yearly installments equal to one-third of the awarded stock on each anniversary of the grant date, 100% of the awarded stock at the third anniversary of the grant date or in yearly installments equal to 15% of the awarded stock on each of the first three anniversaries of the grant date, 25% on the fourth anniversary and 30% on the fifth anniversary.

The following table shows shares granted:

	2020	2019	2018
Shares	28,201	29,462	43,355
Fair value	$108.77	$89.33/$96.25	$135.81
Contractual life	3 years	3 years	3 to 5 years

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

The total compensation cost recognized for non-vested stock and options awards amounts to $5.3 million, $6.1 million, and $7.1 million in 2020, 2019, and 2018, respectively, and was recorded as a component of “Wages, salaries, benefits and other employees’ expenses” within operating expenses.

During the first quarter of 2021, the Compensation Committee of the Company’s Board of Directors approved two awards. Awards under these plans will grant approximately 136,654 shares of non-vested stock, which will vest over a period of three to five years. The Company estimates the fair value of these awards to be approximately $11.5 million and the 2021 compensation cost for these plans will be $5.7 million.

Please also see “Item 6D. Employees” for a description of the bonus plan implemented by the Company.

C. Board Practices

Our Board of Directors currently meets quarterly. Additionally, informal meetings with UAL are held on an ongoing basis and are supported by annual formal meetings of an “Alliance Steering Committee”, which directs and reports on the progress of the Copa and UAL Alliance. Our Board of Directors is focused on providing our overall strategic direction and as a result is responsible for establishing our general business policies and for appointing our executive officers and supervising their management.

Currently, our Board of Directors is comprised of eleven members. The number of directors elected each year varies. Messrs. Stanley Motta, Jose Castañeda, Jaime Arias and Josh Connor were re-elected as directors for two-year terms at our annual shareholders’ meeting held in 2019. Messrs. Pedro Heilbron, Ricardo A. Arias, Alvaro Heilbron, Carlos A. Motta, John Gebo, Julianne Canavaggio and Andrew Levy were each re-elected for two-year terms at our annual shareholders’ meeting held in 2020.

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

The Audit Committee is also responsible for implementing procedures for receiving, retaining and addressing complaints regarding accounting, internal control and auditing matters, including the submission of confidential, anonymous complaints regarding questionable accounting, ethical or auditing matters.

Mrs. Julianne Canavaggio and Messrs. Jose Castañeda, and Josh Connor, all independent non-executive directors under the applicable rules of the New York Stock Exchange, are the current members of the committee. The Committee´s chairman is Mr. Josh Connor. All members are financially literate. Messrs. Castañeda and Connor have been determined to be financial experts by the Board of Directors.

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

Mrs. Julianne Canavaggio and Messrs. Jose Castañeda, and Josh Connor, are independent non-executive directors under the applicable rules of the New York Stock Exchange, are the current members of the committee.

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

Approximately 84.2% of the Company’s employees are located in Panama, while the remaining 15.8% are distributed among our foreign stations. Copa’s employees can be categorized as follows:

December 31,	2020	2019	2018
Pilots	1,060	1,391	1,426
Flight attendants	1,462	2,185	2,358
Mechanics	340	527	530
Customer service agents, reservation agents, ramp and others	1,087	2,544	2,905
Management and clerical	1,718	2,230	2,231

Total employees	5,667	8,877	9,450

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

We provide training for all of our employees, including technical training for our pilots, dispatchers, flight attendants and other technical staff. In addition, we provide recurrent customer service training to frontline staff, as well as leadership training for managers. We currently have three flight simulators at our training facility in Panama’s City of Knowledge. In 2006, we leased a Level B flight simulator for Boeing 737-Next Generation training that served 80% of our initial training, transition and upgrade training, and 100% of our recurrent training needs relating to that aircraft. During 2007, we upgraded this simulator to Level C to provide 100% of our initial training. We leased a similar flight simulator for Embraer 190 until October 2015, when we decided to buy this simulator to serve our initial and recurrent training needs. This Embraer 190 flight simulator was sold in November 2020. In 2011, Copa bought a second 737-Next Generation Full Flight Simulator, or “FFS”, Level D. The Level D qualification is the highest certification provided by the Federal Aviation Administration (FAA) to any Flight Training Device. Another important acquisition in 2011 was the second B737 Virtual Procedure Trainer (VPT), which complements the new FFS training. In October 2012, the lease on our first B737 Next Generation simulator expired and we bought a new FFTX technology training device accompanied by a new Virtual Procedure Trainer (VPT). In 2015, Copa bought a new Boeing 737-800 Full Flight Simulator (FFS-X) compliant with regulatory Qualification Level D, and two new B737-800 Cockpit Procedure Trainers (CPTs) compliant with regulatory Qualification FTD Level 4 to provide 100% of our initial, recurrent, transition and upgrade training needs. We bought a new Boeing 737 MAX Full Flight Simulator compliant with regulatory qualification Level D to provide 100% of our training needs which is available for use since May of 2019.

Approximately 66.3% of the Company’s 5,667 employees are unionized. Our employees currently belong to nine union organizations; five covering employees in Panama and four covering employees in Colombia, in addition to union organizations in other countries to which we fly. Copa Airlines has traditionally had good relations with its employees and all the unions and expects to continue to enjoy good relations with its employees and the unions in the future.

The five unions covering employees in Panama include: the pilots’ union (UNPAC); the flight attendants’ union (SIPANAB); the mechanics’ union (SITECMAP), the industry union (SIELAS), which represents ground personnel, messengers, drivers, passenger service agents, counter agents and other non-executive administrative staff, and other industry union named UGETRACA which represents ground personnel and flight attendants.

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

Item 7. Major Shareholders and Related Party Transactions

A. Major Shareholders

The following table sets forth information relating to the beneficial ownership of our Class A shares as of December 31, 2020 by each person known to us to beneficially own 5% or more of our common shares and all our directors and officers as a group.

Class A shares are limited voting shares entitled only to vote in certain specified circumstances. See “Item 10B. Additional Information – Memorandum and Articles of Association – Description of Capital Stock”.

Class A Shares

Beneficially Owned
Shares
CIASA(2)	0
Executive officers and directors as a group (13 persons)	105,256
Others	31,316,009

Total	31,421,265

(1)	Based on a total of 31,421,265 Class A shares outstanding.
(2)	CIASA owns 100% of the Class B shares of Copa Holdings representing 25.8% of our total capital stock.

In June 2006, Continental reduced its ownership of our total capital stock from 27.3% to 10.0%. In May 2008, Continental sold down its remaining shares in the public market.

CIASA currently owns 100% of the Class B shares of Copa Holdings, representing 100% of the voting power of our capital stock. CIASA is controlled by a group of Panamanian investors representing several prominent families in Panama. This group of investors has historically acted together in a variety of business activities both in Panama and elsewhere in Latin America, including banking, insurance, real estate, telecommunications, international trade and commerce and wholesale. Members of the Motta, Heilbron and Arias families, and their affiliated companies, including our Chief Executive Officer, Mr. Pedro Heilbron, and several of our directors beneficially own approximately 90% of CIASA’s shares, as of February 28, 2021. Such individual shareholders of CIASA have entered into a shareholders’ agreement that restricts transfers of CIASA shares to non-Panamanian nationals. Mr. Stanley Motta exercises effective control of CIASA.

In March 2010, CIASA converted a portion of its Class B shares into 1.6 million non-voting New York Stock Exchange-listed Class A shares and sold such Class A shares in an SEC-registered public offering. As a result, CIASA’s ownership decreased from 29.2% to 25.1% of our capital stock. CIASA’s current ownership is 25.8% of our capital stock. In the event CIASA seeks to reduce its ownership below 10% of our total share capital, our independent directors may decide to issue special voting shares solely to Panamanian nationals to maintain the ownership requirements mandated by the Panamanian Aviation Act.

The address of CIASA is Corporación de Inversiones Aéreas, S.A., c/o Copa Holdings, S.A., Boulevard Costa del Este, Avenida Principal y Avenida de la Rotonda, Urbanización Costa del Este, Complejo Business Park, Torre Oeste, Parque Lefevre, Panama City, Panama.

It is not practicable for us to determine the number of Class A shares beneficially owned in the United States. As of February 28, 2021, we had 204 registered record holders of our Class A shares.

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

Banco General, S.A.

We have a strong commercial banking relationship with Banco General, S.A., a Panamanian bank partially owned by our controlling shareholders. We have obtained financing from Banco General under short to medium-term financing arrangements for part of the commercial loan tranche of one of the Company’s Export-Import Bank facilities. We also maintain general lines of credit and time deposit accounts with Banco General. Interest received from Banco General amounted to $2.7 million, $4.2 million and $3.8 million in 2020, 2019, or 2018, respectively. There have not been any material interest payments for the last three years. There was no outstanding debt balance at December 31, 2020, 2019, or 2018.

ASSA Compañía de Seguros, S.A.

Panamanian law requires us to maintain our insurance policies through a local insurance company. We have contracted with ASSA, an insurance company that provide substantially all of the Company’s insurance policies. While the Company’s controlling shareholders do not hold a controlling equity interest in ASSA Compañía de Seguros, S. A., various members of the Company’s Board of Directors are also board members of ASSA Compañía de Seguros, S. A. ASSA has, in turn, reinsured almost all of the risks under those policies with insurance companies around the world. The payments to ASSA totaled $7.2 million in 2020, $11.2 million in 2019 and $9.7 million in 2018.

Petróleos Delta, S.A.

Since 2005, we entered into a contract with Petróleos Delta, S.A. to supply our jet fuel needs. The price agreed to under this contract is based on the two-week average of the U.S. Gulf Coast Waterborne Mean index plus local taxes, certain third-party handling charges and a handling charge to Petróleos Delta, S.A. The contract term is two years and the last contract subscribed was on June 2020. While our controlling shareholders do not hold a controlling equity interest in Petróleos Delta, S.A., several of our directors are also board members of Petróleos Delta, S.A. Payments to Petróleos Delta totaled $102.7 million in 2020, $376.8 million in 2019 and $398.7 million in 2018.

Desarollo Inmobiliario del Este, S.A.

During January 2006, we moved into headquarters located six miles away from Tocumen International Airport. We lease five floors consisting of approximately 105,981 square feet of the building from Desarollo Inmobiliario Del Este, S.A., an entity controlled by the same group of investors that controls CIASA. Payments to Desarrollo Inmobiliario Del Este, S.A. totaled $3.3 million, $4.0 million and $3.8 million in 2020, 2019 and 2018, respectively.

Galindo, Arias & Lopez

Most of our legal work is carried out by the law firm Galindo, Arias & Lopez. Messrs. Jaime Arias and Ricardo Alberto Arias, partners of Galindo, Arias & Lopez, are indirect shareholders of CIASA and serve on our Board of Directors. Payments to Galindo, Arias & Lopez totaled $0.2 million, $0.3 million and $0.5 million in 2020, 2019 and 2018, respectively.

Cable Onda, S.A.

The Company is responsible for providing television and internet broadcasting services in Panama. A member of the Company’s Board of Directors is shareholder of Cable Onda, S.A. Payments to Cable Onda, S.A. totaled $0.7 million. $1.4 million, and $1.7 million in 2020, 2019 and 2018, respectively.

Panama Air Cargo Terminal

Provides cargo and courier services in Panama, an entity controlled by the same group of investors that controls CIASA. Payments to Panama Air Cargo Terminal totaled $2.0 million in 2020, $3.5 million in 2019 and $5.8 million in 2018.

GBM International, Inc.

Provides systems integration and computer services, as well as technical services and enterprise management. A member of the Company’s Board of Directors is shareholder of GBM International, Inc. Payments to GBM International, Inc. totaled $0.1 million, $0.2 million and $0.2 million in 2020, 2019, 2018, respectively.

Other Transactions

We also purchase most of the alcohol and some of the other beverages served on our aircraft from Motta Internacional, S.A. and Global Brands, S.A., both of which are controlled by our controlling shareholders. We do not have any formal contracts for these purchases but pay wholesale prices based on price lists periodically submitted by those importers and comparisons to other options in the marketplace. We paid these entities approximately $0.58 million in 2020, $1.96 million in 2019 and $1.64 million in 2018.

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

In February 2016, the Board of Directors approved a change to the dividend policy to limit aggregate annual dividends to an amount equal to 40% of the prior year’s annual consolidated underlying net income, to be distributed in equal quarterly installments subject to board ratification each quarter. Our Board of Directors may, in its sole discretion and for any reason, amend or discontinue the dividend policy. Our Board of Directors may change the level of dividends provided for in this dividend policy or entirely discontinue the payment of dividends. Future dividends with respect to shares of our common stock, if any, will depend on, among other things, our results of operations, cash requirements, financial condition, contractual restrictions, business opportunities, provisions of applicable law and other factors that our Board of Directors may deem relevant. Given the uncertainty related to the COVID-19 pandemic, including the effect on future air travel demand, on April 26, 2020 our Board of Directors postponed dividend payments for the remainder of 2020.

Dividend for Fiscal Year:	Payment Date	Total Dividend Payment (U.S. Dollars)	Cash Dividend per Share
2020	March 13, 2020	$34 million	0.80
2019	December 13, 2019	$28 million	0.65
2019	September 13, 2019	$28 million	0.65
2019	June 14, 2019	$28 million	0.65
2019	March 15, 2019	$28 million	0.65
2018	December 14, 2018	$37 million	0.87
2018	September 14, 2018	$37 million	0.87
2018	June 15, 2018	$37 million	0.87
2018	March 15, 2018	$37 million	0.87
2017	December 15, 2017	$32 million	0.75
2017	September 12, 2017	$32 million	0.75
2017	June 15, 2017	$22 million	0.51
2017	March 13, 2017	$22 million	0.51
2016	December 15, 2016	$22 million	0.51
2016	September 13, 2016	$22 million	0.51
2016	June 16, 2016	$21 million	0.51
2016	March 16, 2016	$21 million	0.51

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

B. Memorandum and Articles of Association

Copa Holdings was formed on May 6, 1998 as acorporation (sociedad anónima) duly incorporated under the laws of Panama with an indefinite duration. The Registrant is registered under Public Document No. 3.989 of May 5, 1998 of the Notary Number Eight of the Circuit of Panama and recorded in the Public Registry Office, Microfilm (Mercantile) Section, Microjacket 344962, Film Roll 59672, Frame 0023.

Objects and Purposes

Copa Holdings is principally engaged in the investment in airlines and aviation-related companies and ventures, although our Articles of Incorporation grant us general powers to engage in any other lawful business, whether or not related to any of the specific purposes set forth in the Articles of Incorporation (See Article 2 of the Company’s Articles of Incorporation).

Common Stock

Our authorized capital stock consists of 80 million shares of common stock without par value, divided into Class A shares, Class B shares and Class C shares. As of December 31, 2020, we had 33,861,872 Class A shares issued and 31,421,265 Class A shares outstanding; 10,938,125 Class B shares issued and outstanding, and no Class C shares outstanding. Class A and Class B shares have the same economic rights and privileges, including the right to receive dividends, except as described in this section.

For a description of our common stock, see Exhibit 2.1 to this annual report.

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

MAX Aircraft purchase Agreement between the Boeing Company and Copa Airlines.

In April 2015, Copa finalized negotiations with the Boeing Company for the purchase of 737 MAX airplanes. These negotiations started in 2013, and the agreement has been amended several times since then, most recently in March 2021.

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

Passive Foreign Investment Company

We do not believe that we were a passive foreign investment company (a “PFIC”) for United States federal income tax purposes for 2020, and we expect to operate in such a manner so as not to become a PFIC in 2021 or the foreseeable future. However, the determination whether we are a PFIC must be made annually based on the facts and circumstances at that time, some of which may be beyond our control, such as our market capitalization and the valuation of our assets, including goodwill and other intangible assets, and the nature and sources of our income. If, contrary to our expectations, we are or become a PFIC, you could be subject to additional United States federal income taxes on gain recognized with respect to the Class A shares and on certain distributions, plus an interest charge on certain taxes treated as having been deferred under the PFIC rules. Further, non-corporate United States Holders will not be eligible for reduced rates of taxation on any dividends received from us if we are a PFIC in the taxable year in which such dividends are paid or the preceding taxable year.

Taxation of Disposition of Shares

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

Panama

The following is a discussion of the material Panamanian tax considerations to holders of Class A shares under Panamanian tax law and is based upon the tax laws and regulations in force and effect as of the date hereof, which may be subject to change. This discussion, to the extent it states matters of Panamanian tax law or legal conclusions and subject to the qualifications herein, represents the opinion of Galindo, Arias & Lopez, our Panamanian counsel.

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

Aircraft Fuel. Our results of operations are affected by changes in the price and availability of aircraft fuel. The Company has not entered into new fuel hedge contracts, and has adopted a strategy of remaining unhedged, while regularly reviewing its policies based on market conditions and other factors. As of December 31, 2020, the Company did not have any outstanding fuel hedge contracts. Market risk is estimated as a hypothetical 10% increase in the December 31, 2020 cost per gallon of fuel. Based on projected 2021 fuel consumption, such an increase would result in an increase to aircraft fuel expense of approximately $21.3 million in 2021. There are no hedged contracts for 2021.

Interest. Our earnings are affected by changes in interest rates due to the impact those changes have on interest expense from variable-rate debt instruments and operating leases and on interest income generated from our cash and investment balances. If the interest rate average is 100 basis points more in 2020, the variable-rate debt interest expense would increase by approximately $2.8 million and the estimated fair value of the fixed-rate debt would decrease by approximately $1.5 million. These amounts are determined by considering the impact of the hypothetical interest rates on the variable-rate debt and marketable securities equivalent balances at December 31, 2020.

Foreign Currencies. The majority of our obligations are denominated in U.S. dollars. Since Panama uses the U.S. dollar as legal tender, the majority of our operating expenses are also denominated in U.S. dollars, approximately 65.7% of revenues and 86.0% of expenses are in U.S. dollars. A significant part of our revenue is denominated in foreign currencies, including the Brazilian real, Colombian peso, and Argentinian peso, which represented 9.5%, 9.1% and 4.0% of our revenue in 2020, respectively.

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

The following chart summarizes the Company’s exchange risk exposure (assets and liabilities denominated in foreign currency) at December 31, 2020 and 2019:

	As of December 31, 2020	As of December 31, 2019
Assets
Cash and cash equivalents	$12,322	$22,818
Investments	—	—
Accounts receivables, net	27,670	73,018
Other assets	18,942	15,726

Total assets	$58,934	$111,562

Liabilities
Accounts payables suppliers and agencies	$20,142	$51,313
Accumulated taxes and expenses payables	13,757	37,137
Other liabilities	11,387	18,513

Total liabilities	$45,286	$106,963

Net position	$13,648	$4,599

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

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15. Controls and Procedures

A. Disclosure Controls and Procedures

Disclosure controls and procedures are designed to ensure that information required to be disclosed by the Company in reports filed or submitted under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms. We carried out an evaluation under the supervision of our Management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2020. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

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

Management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2020. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control – Integrated Framework (2013).

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

Based on this assessment, Management believes that, as of December 31, 2020, the Company’s internal control over financial reporting is effective based on those criteria.

C. Attestation Report of the Registered Public Accounting Firm

The effectiveness of our internal controls over financial reporting as of December 31, 2020 has been audited by Ernst &Young, the independent registered public accounting firm who also audited the Company’s consolidated financial statements. Ernst & Young’s attestation report of the effectiveness of the Company’s internal control over financial reporting is included herein.

D. Changes in Internal Control over Financial Reporting

There has been no change in our internal control over financial reporting during 2020 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders

Copa Holdings, S.A. and Subsidiaries

Opinion on Internal Control over Financial Reporting

We have audited Copa Holdings, S.A. and subsidiaries’ (the Company) internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Copa Holdings, S.A. and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2020, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statements of financial position of the Company as of December 31, 2020 and 2019 and the related consolidated statements of profit or loss, comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2020, and the related notes, and our report dated April 23, 2021, expressed an unqualified opinion thereon.

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

April 23, 2021

Item 16. Reserved

Item 16A. Audit Committee Financial Expert

Our Board of Directors has determined that Messrs. Jose Castañeda and Josh Connor qualify as an “audit committee financial experts” as defined by current SEC rules and meet the independence requirements of the SEC and the NYSE listing standards. For a discussion of the role of our audit committee, see “Item 6C. Board Practices—Audit Committee”.

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

Item 16C. Principal Accountant Fees and Services

The following table sets forth by category of service the total fees for services performed by our independent registered public accounting firm Ernst & Young and its affiliates during the fiscal years ended December 31, 2020, 2019 and 2018:

	2020	2019	2018
Audit Fees	$685,000	$944,220	$981,810
Audit-Related Fees	—	—	—
Tax Fees	—	—	—
All Other Fees	$130,000	245,000	—
Total	$815,000	$1,189,220	$981,810

Audit Fees

Audit fees for 2020, 2019 and 2018 included the audit of our annual financial statements and internal controls, and the review of our quarterly reports.

Audit-Related Fees

There were no audit-related fees for 2020, 2019 or 2018.

Tax Fees

There were no tax fees for 2020, 2019 or 2018.

All Other Fees

Other fees for 2020 and 2019 include amounts paid for permitted consulting services performed by Ernst & Young and pre-approved by our audit committee. There were no such fees in 2018.

Pre-Approval Policies and Procedures

Our audit committee approves all audit, audit-related, tax and other services provided by Ernst & Young. Any services provided by Ernst & Young that are not specifically included within the scope of the audit must be pre-approved by the audit committee in advance of any engagement. Pursuant to Rule 201 of Regulation S-X, audit committees are permitted to approve certain fees for audit-related services, tax services and other services pursuant to a de minimis exception prior to the completion of an audit engagement. In 2020, none of the fees paid to Ernst & Young were approved pursuant to the de minimis exception.

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

No transactions were made in 2018, 2019 or 2020.

Item 16F. Changes in Registrant’s Certifying Accountant

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

Item 16H. Mine Safety Disclosure

None.

PART III

Item 17. Financial Statements

See “Item 18. Financial Statements”

Item 18. Financial Statements

See our consolidated financial statements beginning on page F-1.

Item 19. Exhibits

2.1 (2019)	Description of the registrant’s securities registered pursuant to Section 12 of the Securities Exchange Act of 1934.

3.1**	English translation of the Amended Articles of Incorporation (Pacto Social) of the Registrant

4.1 (2008)	Supplemental Agreement dated as of May 13, 2008 by and among Copa Holdings, S.A. Corporation de Inversiones Aereas, S.A. and Continental Airlines, Inc.

4.2†	Aircraft Lease Agreement, dated as of March 4, 2004, between International Lease Finance corporation and Compañía Panameña de Aviación, S.A., Boeing Model 737-700 or 800 Aircraft, Serial No. 32800

4.3**	Aircraft General Terms Agreement, dated November 25, 1998, between The Boeing Company and Copa Holdings, S.A.

4.4†	Maintenance Cost per Hour Engine Service Agreement, dated March 5, 2003, between G.E. Engine Services, Inc. and Copa Holdings, S.A.

4.5†	Form of Amended and Restated Alliance Agreement between Continental Airlines, Inc. and Compañía Panameña de Aviación, S.A.

4.6**	Form of Amended and Restated Services Agreement between Continental Airlines, Inc. and Compañía Panameña de Aviación, S.A.

4.7**	Form of Second Amended and Restated Shareholders’ Agreement among Copa Holdings, S.A., Corporación de Inversiones Aéreas, S.A. and Continental Airlines, Inc.

4.8**	Form of Guaranteed Loan Agreement

4.9**	Form of Amended and Restated Registration Rights Agreement among Copa Holdings, S.A., Corporación de Inversiones Aéreas, S.A. and Continental Airlines, Inc.

4.10**	Form of Copa Holdings, S.A. 2005 Stock Incentive Plan

4.11**	Form of Copa Holdings, S.A. Restricted Stock Award Agreement

4.12*	Form of Indemnification Agreement with the Registrant’s directors

4.13**	Form of Amended and Restated Trademark License Agreement between Continental Airlines, Inc. and Compañía Panameña de Aviación, S.A.

4.14†	Supplemental Agreement No. 11 dated as of August 30, 2006 to the Boeing Purchase Agreement Number 2191 dated November 25, 1998 between the Boeing Company and Copa Holdings, S.A.

4.15†	Supplemental Agreement No. 12 dated as of February 26, 2007 to the Boeing Purchase Agreement Number 2191 dated November 25, 1998 between the Boeing Company and Copa Holdings, S.A.

4.16†	Supplemental Agreement No. 13 dated as of April 23, 2007 to the Boeing Purchase Agreement Number 2191 dated November 25, 1998 between the Boeing Company and Copa Holdings, S.A.

4.17†	Supplemental Agreement No. 14 dated as of August 31, 2007 to the Boeing Purchase Agreement Number 2191 dated November 25, 1998 between the Boeing Company and Copa Holdings, S.A.

4.18†	Supplemental Agreement No. 15 dated as of February 21, 2008 to the Boeing Purchase Agreement Number 2191 dated November 25, 1998 between the Boeing Company and Copa Holdings, S.A.

4.19†	Supplemental Agreement No. 16 dated as of June 30, 2008 to the Boeing Purchase Agreement Number 2191 dated November 25, 1998 between the Boeing Company and Copa Holdings, S.A.

4.20†	Supplemental Agreement No. 17 dated as of December 15, 2008 to the Boeing Purchase Agreement Number 2191 dated November 25, 1998 between the Boeing Company and Copa Holdings, S.A.

4.21†	Supplemental Agreement No. 18 dated as of July 15, 2009 to the Boeing Purchase Agreement Number 2191 dated November 25, 1998 between the Boeing Company and Copa Holdings, S.A

4.22†	Supplemental Agreement No. 19 dated as of August 31, 2009 to the Boeing Purchase Agreement Number 2191 dated November 25, 1998 between the Boeing Company and Copa Holdings, S.A

4.23†	Supplemental Agreement No. 20 dated as of November 19, 2009 to the Boeing Purchase Agreement Number 2191 dated November 25, 1998 between the Boeing Company and Copa Holdings, S.A

4.24†	Supplemental Agreement No. 21 dated as of May 28, 2010 to the Boeing Purchase Agreement Number 2191 dated November 25, 1998 between the Boeing Company and Copa Holdings, S.A

4.25†	Supplemental Agreement No. 22 dated as of September 24, 2010 to the Boeing Purchase Agreement Number 2191 dated November 25, 1998 between the Boeing Company and Copa Holdings, S.A

4.26†	Supplemental Agreement No. 23 dated as of October, 2010 to the Boeing Purchase Agreement Number 2191 dated November 25, 1998 between the Boeing Company and Copa Holdings, S.A

4.27†	On Pointsm Solutions Rate per Engine Flight Hour Service Agreement dated as of April 15, 2012 between GE Engine Services, LLC., Compañía Panameña de Aviación, S.A., and Lease Management Services, LLC.

4.28†	Purchase Agreement No. PA-03774 dated June 27, 2012 between The Boeing Company and Copa Holdings S.A. relating to Boeing Model 737 MAX Aircraft.

8.1	Subsidiaries of the Registrant

12.1	Certification of the Chief Executive Officer, pursuant to Rules 13a-14 and 15d-14 under the Securities Exchange Act of 1934.

12.2	Certification of the Chief Financial Officer, pursuant to Rules 13a-14 and 15d-14 under the Securities Exchange Act of 1934.

13.1	Certification of Chief Executive Officer, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2	Certification of the Chief Financial Officer, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

101. INS	XBRL Instance Document.

101. SCH	XBRL Taxonomy Extension Schema Document.

101. CAL	XBRL Taxonomy Extension Calculation Linkbase Document.

101. LAB	XBRL Taxonomy Extension Label Linkbase Document.

101. PRE	XBRL Taxonomy Extension Presentation Linkbase Document.

101. DEF	XBRL Taxonomy Extension Definition Document.

*	Previously filed with the SEC as an exhibit and incorporated by reference from our Registration Statement on Form F-1, filed June 15, 2006, File No. 333-135031.

**	Previously filed with the SEC as an exhibit and incorporated by reference from our Registration Statement on Form F-1, filed November 28, 2005, as amended on December 1, 2005 and December 13, 2005, File No. 333-129967.

2008	Previously filed with the SEC as an exhibit and incorporated by reference from our Annual Report on Form 20-F, filed May 6, 2009, File No. 001- 09801609.

2019	Previously filed with the SEC as an exhibit and incorporated by reference from our Annual Report on Form 20-F, filed April 8, 2010, File No. 001-32696.

†	Certain information from this exhibit has been excluded from this exhibit because it is both not material and is the type the registrant treats as private or confidential.

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

COPA HOLDINGS, S.A.

By:	/s/ Pedro Heilbron
Name: Pedro Heilbron
Title: Chief Executive Officer

By:	/s/ Jose Montero
Name: Jose Montero
Title: Chief Financial Officer

Dated: April 23, 2021

Consolidated Financial Statements

Copa Holdings, S. A. and Subsidiaries

Year ended December 31, 2020

with Report of the Independent Registered Public Accounting Firm

COPA HOLDINGS, S. A. AND SUBSIDIARIES

COPA HOLDINGS, S. A. AND SUBSIDIARIES

Report of the Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of

Copa Holdings, S.A. and subsidiaries

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Copa Holdings, S.A. and subsidiaries as of December 31, 2020 and 2019, the related consolidated statements of profit or loss, comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2020, and the related notes (collectively referred to as the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2020, in conformity with International Financial Reporting Standards, as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated April 23, 2021 expressed an unqualified opinion thereon.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

Impairment of aircraft fleet cash-generating unit

Description of the Matter

As described in Note 3 to the consolidated financial statements, the Company assesses at each reporting date whether there is an indication that an asset or its cash-generating unit (CGU) may be impaired. If any such indication exists, or when annual impairment testing for an asset is required, the Company estimates the asset’s or CGU’s recoverable amount. The recoverable amount is the higher of an asset’s or its CGU’s fair value less costs to sell and its value in use. When the carrying amount of an asset or CGU exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount. As part of this analysis the Company identified one CGU which includes the aircraft fleet, right of use assets, goodwill and certain definitive useful life intangible assets.

In 2020 the Company performed a quantitative impairment test and estimated the recoverable amount of the CGU by calculating the CGU value in use. As a result of this analysis, the Company determined the recoverable amount was in excess of the CGU book value and, therefore, no impairment was recorded.

Auditing management’s impairment test was complex and highly judgmental due to the significant estimation required to determine the value in use. In particular, the value in use estimate was sensitive to significant assumptions, such as changes in the discount rate and revenue growth rate, which are affected by expectations about future market and economic conditions.

How We Addressed the Matter in Our Audit

We obtained an understanding, evaluated the design and tested the operating effectiveness of controls over the CGU impairment analysis including controls over management’s review of the significant assumptions described above.

To test the CGU’s value in use, our audit procedures included, among others, evaluating the Company’s use of the discounted cash flows method, testing of the significant assumptions and inputs to the valuation model used to develop the projected financial information and testing the completeness and accuracy of the underlying data. We involved our valuation specialists to assist in our evaluation of the Company’s model, significant assumptions including the revenue growth rates and the discount rate.

We compared the significant assumptions to current industry, market, analyst reports and economic trends, to the Company’s historical results and those of other guideline companies in the same industry. In addition, we assessed the accuracy of the Company’s historical projections by comparing them to actual operating results and performed a sensitivity analysis of the significant assumptions to evaluate the change in the recoverable amount of the CGU that would result from changes in the assumptions.

Provision for Return Conditions

Description of the Matter

As described in Note 4 to the consolidated financial statements, the Company records a provision in accordance with IAS 37 – Provisions, Contingent Liabilities and Contingent Assets to accrue for the expected cost that will be incurred to return aircrafts to their lessors in an agreed-upon condition. These payments are generally owed at the end of the lease term and represent a restoration obligation incurred over the lease term as the aircraft and engines are utilized. The provision is based on the net present value of the estimated costs of returning the aircraft and is accrued during the term of the lease. These costs are reviewed annually and adjusted as appropriate. Changes in estimates between the provision balance and the expected costs are adjusted prospectively with any final difference recorded in the period when the aircraft is returned. As of December 31, 2020, the Company’s provision for return conditions totaled US$183 million.

Auditing this provision is a Critical Audit Matter because of the subjectivity and complexity of the required assumptions applied in the model used by the Company, including estimates of future maintenance costs, leases extension, determination of an appropriate discount rate and operational estimates of aircraft utilization.

How We Addressed the Matter in Our Audit

We obtained an understanding, evaluated the design and tested the operating effectiveness of controls over the Company’s return condition estimation process. We tested controls over management’s review of the expected return cost, leases extension, expected aircraft utilization and discount rate calculation.

Our audit procedures included, among others, evaluating the methodology and the significant assumptions used, the review of the accuracy and completeness of the lease contract population and underlying data used by Management to calculate the return cost. We tested the inputs used in the calculation, including historical return costs incurred, and specified return conditions, discount rate and return condition requirements, including minimum flight hours and flight cycles (each established in the lease contracts), and the actual utilization reports from the Company’s aircraft maintenance system records. We involved a valuation specialist to assist in the review of the discount rate.

We compared the assumptions used by management to historical data and evaluated the change in the provision for return conditions from prior years in relation to changes in return costs and discount rates. In addition, we independently recalculated the discount rate as of December 31, 2020 and we compared our results with the Company’s calculations.

Ernst & Young Limited Corp.

A member practice of Ernst & Young Global Limited

/s/ Ernst & Young Limited Corp.

We have served as the Company’s auditor since 1999

Panama City, Republic of Panama

April 23, 2021

Copa Holdings, S. A. and Subsidiaries

Consolidated statement of financial position

As of December, 31

(In US$ thousands)

	Notes	2020	2019 Restated*
ASSETS
Current assets
Cash and cash equivalents	8	$119,065	$158,732
Investments	9	770,816	692,403
Accounts receivable	10,23	64,635	129,781
Expendable parts and supplies	11	74,319	69,100
Prepaid expenses	12	30,473	49,034
Prepaid income tax		16,716	1,181
Other currents assets	17	7,805	14,206

		1,083,829	1,114,437
Asset held for sale	13	135,542	120,006

		1,219,371	1,234,443
Non-current assets
Investments	9	119,617	134,347
Accounts receivable	10	1,054	2,139
Prepaid expenses	12	6,066	17,743
Property and equipment	13	2,147,486	2,532,402
Right of use assets	14	214,279	290,843
Net employee defined benefit assets	15	—	249
Intangible assets	16	95,568	108,116
Deferred tax assets	22	35,595	19,215
Other non-current assets	17	14,348	17,881

		2,634,013	3,122,935

Total assets		$3,853,384	$4,357,378

LIABILITIES AND EQUITY
Current liabilities
Loans and borrowings	18	$127,946	$122,582
Current portion of lease liabilities	14	83,605	97,732
Trade, other payables and financial liabilities	19,23	66,683	133,502
Air traffic liability	7.2	470,695	497,374
Frequent flyer deferred revenue	7.2	16,041	35,120
Taxes payable		13,400	46,267
Accrued expenses payable	20	33,995	55,373
Income tax payable		1,023	9,683

		813,388	997,633
Non-current liabilities
Loans and borrowings long-term	18	1,035,954	938,183
Lease liabilities	14	146,905	206,832
Frequent flyer deferred revenue	7.2	75,172	45,206
Net employee defined benefit liabilities	15	14,332	—
Derivative financial instruments	18	245,560	—
Deferred tax liabilities	22	22,190	43,397
Other long-term liabilities	21	216,325	191,221

		1,756,438	1,424,839

Total liabilities		2,569,826	2,422,472

Equity	24
Issued capital
Class A common stock - 33,861,872 (2019 -33,835,747) shares issued 31,421,265 (2019 - 31,337,856) outstanding		21,199	21,142
Class B common stock - 10,938,125 (2019 - 10,938,125) shares issued and outstanding, no par value		7,466	7,466
Additional paid in capital		91,341	86,135
Treasury stock		(136,388)	(136,388)
Retained earnings		1,324,022	1,965,179
Accumulated other comprehensive loss		(24,082)	(8,628)

Total equity		1,283,558	1,934,906

Commitments and contingencies	27	—	—

Total liabilities and equity		$3,853,384	$4,357,378

*	See in note 5.2

The accompanying notes are an integral part of these consolidated financial statements.

Copa Holdings, S. A. and Subsidiaries

Consolidated statement of profit or loss

For the year ended December, 31

(In US$ thousands)

	Notes	2020	2019	2018
Operating revenue
Passenger revenue		$760,594	$2,612,605	$2,587,389
Cargo and mail revenue		21,002	62,460	62,483
Other operating revenue		19,407	32,343	27,755

	7	801,003	2,707,408	2,677,627
Operating expenses
Fuel		166,723	696,249	765,781
Wages, salaries, benefits and other employees’ expenses		256,327	450,439	443,287
Passenger servicing		27,566	102,103	104,346
Airport facilities and handling charges		59,536	181,959	186,422
Sales and distribution		70,395	210,623	210,158
Maintenance, materials and repairs		76,948	127,562	110,710
Depreciation and amortization	13,14,16	259,336	282,080	276,563
Impairment of non financial assets	13,16	243,097	89,344	188,624
Flight operations		30,028	102,806	108,437
Other operating and administrative expenses		71,977	118,090	123,737

		1,261,933	2,361,255	2,518,065

Operating (loss) profit		(460,930)	346,153	159,562
Non-operating (expense) income
Finance cost	14,18	(73,045)	(57,432)	(50,825)
Finance income	18	19,963	24,405	23,628
Loss on foreign currency fluctuations		(8,459)	(15,408)	(9,398)
Net change in fair value of derivatives	18	(107,139)	—	—
Other non-operating expense		(1,169)	(4,279)	(239)

		(169,849)	(52,714)	(36,834)

(Loss) profit before taxes		(630,779)	293,439	122,728
Income tax expense	22	23,717	(46,437)	(34,530)

Net (loss) profit		$(607,062)	$247,002	$88,198

(Loss) earnings per share

Basic and diluted	26	$(14.28)	$5.81	$2.08

The accompanying notes are an integral part of these consolidated financial statements.

Copa Holdings, S. A. and Subsidiaries

Consolidated statement of comprehensive income

For the year ended December, 31

(In US$ thousands)

	2020	2019	2018
Net (loss) profit	$(607,062)	$247,002	$88,198

Other comprehensive loss
Other comprehensive loss not to be reclassified to profit or loss in subsequent periods - Remeasurement of actuarial loss, net of amortization	(15,454)	(4,401)	(339)

Total comprehensive (loss) income for the year	$(622,516)	$242,601	$87,859

The accompanying notes are an integral part of these consolidated financial statements.

Copa Holdings, S. A. and Subsidiaries

Consolidated statement of changes in equity

For the year ended December, 31

(In US$ thousands)

									Accumulated
		Common stock				Additional			other
		(Non - par value)		Issued capital		paid in	Treasury	Retained	comprehensive	Total
	Notes	Class A	Class B	Class A	Class B	capital	stock	earnings	income (loss)	equity
At January 1, 2018		31,185,641	10,938,125	$21,038	$7,466	$72,945	$(136,388)	$1,889,765	$(3,888)	$1,850,938
Adjustment on initial application of IFRS 9		—	—	—	—	—	—	(1,744)	—	(1,744)
Net profit		—	—	—	—	—	—	88,198	—	88,198
Other comprehensive loss	15	—	—	—	—	—	—	—	(339)	(339)
Issuance of stock for employee awards		72,045	—	49	—	(49)	—	—	—	—
Share-based compensation expense		—	—	—	—	7,145	—	—	—	7,145
Dividends paid	25	—	—	—	—	—	—	(147,604)	—	(147,604)

At December 31, 2018		31,257,686	10,938,125	$21,087	$7,466	$80,041	$(136,388)	$1,828,615	$(4,227)	$1,796,594
Net profit		—	—	—	—	—	—	247,002	—	247,002
Other comprehensive loss	15	—	—	—	—	—	—	—	(4,401)	(4,401)
Issuance of stock for employee awards		80,170	—	55	—	(55)	—	—	—	—
Share-based compensation expense	25	—	—	—	—	6,149	—	—	—	6,149
Dividends paid	24	—	—	—	—	—	—	(110,438)	—	(110,438)

At December 31, 2019		31,337,856	10,938,125	$21,142	$7,466	$86,135	$(136,388)	$1,965,179	$(8,628)	$1,934,906
Net loss		—	—	—	—	—	—	(607,062)	—	(607,062)
Other comprehensive loss	15	—	—	—	—	—	—	—	(15,454)	(15,454)
Issuance of stock for employee awards		83,409	—	57	—	(57)	—	—	—	—
Share-based compensation expense	25	—	—	—	—	5,263	—	—	—	5,263
Dividends paid	24	—	—	—	—	—	—	(33,990)	—	(33,990)
Other		—	—	—	—	—	—	(105)	—	(105)

At December 31, 2020		31,421,265	10,938,125	$21,199	$7,466	$91,341	$(136,388)	$1,324,022	$(24,082)	$1,283,558

The accompanying notes are an integral part of these consolidated financial statements.

Copa Holdings, S. A. and Subsidiaries

Consolidated statement of cash flows

For the year ended December, 31

(In US$ thousands)

	Notes	2020	2019	2018
Operating activities
Net (loss) profit		$(607,062)	$247,002	$88,198
Adjustments for:
Income tax expense		(23,717)	46,437	34,530
Finance cost	18	73,045	57,432	50,825
Finance income	18	(19,963)	(24,405)	(23,628)
Depreciation and amortization	13,14,16	259,336	282,080	276,563
Impairment of non finacial assets		243,097	89,344	188,624
Disposal of non financial assets		4,635	3,850	3,746
Impairment of financial assets	9,10	1,570	483	1,409
Allowance for obsolescence of expendable parts and supplies		47	164	159
Share-based compensation expense	25	5,263	6,149	7,145
Net change in fair value of derivatives	18	107,139	—	—
Net foreign exchange differences		44,328	45,086	42,536
Change in:
Accounts receivable		71,625	(17,054)	(3,150)
Accounts receivable from related parties	10	(1,282)	76	95
Other current assets		11,148	15,653	(50,241)
Other assets		8,895	20,678	(5,669)
Accounts payable		(55,718)	(2,984)	8,270
Accounts payable from related parties	19	(11,116)	(587)	2,584
Air traffic liability		(26,679)	25,698	(5,492)
Frequent flyer deferred revenue		10,887	12,512	17,502
Other liability		(36,975)	48,400	(24,515)

Cash from operating activities		58,503	856,014	609,491
Income tax paid		(37,631)	(42,999)	(38,698)
Interest paid		(41,938)	(52,234)	(49,317)
Interest received		26,343	24,102	21,537

Net cash from operating activities		5,277	784,883	543,013
Investing activities
Acquisition of investments		(904,570)	(711,045)	(711,840)
Proceeds from redemption of investments		840,627	589,602	775,504
Advance payments on aircraft purchase contracts and other		—	(75,428)	(216,732)
Reimbursement of advance payments on aircraft purchase contracts		—	48,262	152,651
Acquisition of property and equipment		(44,065)	(62,397)	(118,997)
Proceeds from sale of property and equipment		30,666	43,603	—
Acquisition of intangible assets	16	(16,419)	(25,465)	(30,182)

Net cash used in investing activities		(93,761)	(192,868)	(149,596)
Financing activities
Proceeds from issue of convertible notes, net of costs	18	342,898	—	—
Proceeds from new borrowings	18	145,000	95,000	225,000
Payments on loans and borrowings	18	(267,086)	(426,827)	(401,333)
Payment of lease liability	14	(93,213)	(103,069)	(106,254)
Dividends paid		(33,990)	(110,438)	(147,604)

Net cash from (used) in financing activities		93,609	(545,334)	(430,191)

Net increase (decrease) in cash and cash equivalents		5,125	46,681	(36,774)
Cash and cash equivalents at January 1		158,732	156,158	238,792
Effect of exchange rate change on cash		(44,792)	(44,107)	(45,860)

Cash and cash equivalents at December 31		$119,065	$158,732	156,158

The accompanying notes are an integral part of these consolidated financial statements.

COPA HOLDINGS, S. A. AND SUBSIDIARIES

Notes to the consolidated financial statements

1.	Corporate information

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

The Company has a broad commercial alliance with United Airlines Holdings, Inc. (“United”), which was renewed during May 2016, for another five years. This Alliance includes an extensive and expanding code-sharing and technology cooperation. In addition, the Company is part of Star Alliance, the leading global airline network since June 2012.

Copa Airlines has the loyalty program “ConnectMiles”, designed to strengthen the relationship with its frequent flyers and provide exclusive attention. ConnectMiles members are eligible to earn and redeem miles to any of Star Alliance’s 1,300 (unaudited) destinations in 195 countries within 26 airlines members (unaudited).

Situation of Covid-19

The novel strain of coronavirus (“Covid-19”) first identified in Wuhan, China in December 2019 has now spread to nearly all regions around the world. The outbreak, and measures taken to contain or mitigate it, have had dramatic adverse consequences for the global economy, including on consumer demand, operations, supply chains and financial markets.

In an effort to slow-down the Covid-19 outbreak in the region, Panama and several countries throughout Latin America extended their restrictions on international travel. Due to this air travel restrictions, the Company did not provide scheduled commercial service from March 22, 2020 until July 2020, and only operated a small number of charters and humanitarian flights. On August 2020, the Panamanian Government authorized the establishment of a Controlled Operations Center for the interconnection of international commercial aviation in which, in a limited way, permitted air operations for transit through the Tocumen Airport for the departure of passengers and the controlled entry of Panamanians or residents in Panama.

F-12	(Continued)

COPA HOLDINGS, S. A. AND SUBSIDIARIES

Notes to the consolidated financial statements

After the lifting of significant travel restrictions in October 2020, the Company began rebuilding its network. As of December 31, 2020, the Company offers approximately 104 daily scheduled flights to 54 destinations in 25 countries in North, Central and South America and the Caribbean, mainly from its Panama City Hub. Additionally, the Company provides passengers with access to flights to more than 200 international destinations through codeshare agreements.

The Company has taken aggressive actions, focusing on reducing fixed costs, further bolstering its liquidity position, and adjusting its size, for what it believes will be a weakened demand environment in the immediate future.

•	Capacity reduction

In terms of capacity, and as a result of the uncertainty regarding the Covid-19 pandemic and including governments restrictions and travel demand, among others, the Company´s operations represented less than 70.9% of its 2019 capacity. As a consequence, the Company’s revenues amounted to $801.0 million, a decrease of 70.4% compared to last year, with Passenger revenues decreasing by 70.9%, Cargo and mail revenue by 66.4% and Other operating revenue by 40.0% (see note 7).

•	Fleet

To better align the fleet with the lower passenger demand, the Company has decided to sell its Boeing 737-700 fleet (14 aircraft) over the next year. As of December 31, 2020 the Boeing 737-700 fleet was classified as “Asset held for sale” in the consolidated statement of financial position (see note 13).

In addition, during July, the Company signed a contract for the sale of its 14 Embraer-190 aircraft, 6 spare engines, spare parts and flight simulator. The decision to exit this fleet was made and announced in 2019, and these assets were already presented as “Asset held for sale” as of December 31, 2019. During 2020, the Company has delivered 6 aircraft, and expects to deliver the remaining 8 within a year from the reporting date.

These decisions will bring cost savings and efficiencies due to operating a single aircraft type.

As of December 31, 2020, the Company has a fleet (excluding aircraft available for sale) of 77 aircraft, and consisting of 68 Boeing 737-800 Next Generation aircraft, 2 Boeing 737-700 Next Generation aircraft and 7 Boeing 737 MAX aircraft. Since June 2020, 9 aircraft were grounded at desert storage facilities, and will remain there until returned to service if required. The average age of the operating fleet is 8.2 years

From March 2019 to November 18, 2020, the Federal Aviation Administration (FAA) grounded all U.S. registered Boeing 737 MAX aircraft an action that was followed by most of the world’s aviation regulators, including Panamanian aviation regulators. As a consequence, during February 2021, the Company has reached an agreement with Boeing regarding compensation related to the damages that it has suffered during this period. Terms remain confidential (see note 29).

•	Liquidity position

Following the suspension of its operations, the Company implemented certain initiatives to preserve cash and improve the liquidity position, including:

•	In April 2020, the Company raised US$342.9 million in cash through a senior convertible note offering (see note 18).

•

The Company also has committed unsecured credit facilities of $200.0 million, currently undrawn. In addition, the Company closed a secured revolving credit facility for an initial aggregate amount of $105.0 million. Including this facility, the Company has $305.0 million in unutilized committed credit facilities as of December 31, 2020 (see note 27).

F-13	(Continued)

COPA HOLDINGS, S. A. AND SUBSIDIARIES

Notes to the consolidated financial statements

•

Monthly cash consumption was reduced to approximately $20.0 million during the second half of 2020. This cash consumption includes Company’s net operational cash flows (including its expectation for the cash reimbursement of passenger tickets), a revised capital expenditures plan and payments of financial obligations, reduction of labor-related expenses, as well as the reduction of other costs as a result of contract renegotiations with suppliers.

•

On December 16, 2020 the Company received the final commitment for a guaranteed loan from the Export-Import Bank of the United States (the “EXIM Bank”) to finance seven Boeing 737 MAX aircraft for a total amount up to $327.9 million and expects to finalize this transaction during the first quarter of 2021.

•

The Company may also take additional actions to improve its financial position, including measures to improve liquidity, such as the issuance of additional unsecured and secured debt securities, equity securities and equity-linked securities, the sale of assets and/or the entry into additional bilateral and syndicated secured and/or unsecured credit facilities.

The Company’s continued access to sources of liquidity depends on multiple factors, including global economic conditions, government regulation, the condition of global financial markets, the availability of sufficient amounts of financing, its operating performance and its credit ratings.

As of December 31, 2020, the Company has approximately $1.01 billion in cash, cash equivalents, short-term and long-term investments (see notes 8 and 9).

Based on the liquidity analysis for the next 12 months, recovery plan and measures taken since the inception of the Covid-19 pandemic, the consolidated financial statements as of December 31, 2020 have been prepared according to going concern basis.

The consolidated financial statements for the year ended December 31, 2020 have been authorized for issuance by the Company’s Chief Executive Officer and Chief Financial Officer on April 23, 2021.

2.	Basis of preparation

Statement of compliance

The Company’s consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

As used in these notes to the consolidated financial statements, the terms “the Company”, “we”, “us”, “our”, and similar terms refer to Copa Holdings, S. A. and, unless the context indicates otherwise, its consolidated subsidiaries.

Basis of measurement

The consolidated financial statements have been prepared on a historical cost basis, except for the following:

•	certain financial assets, certain classes of property, plant and equipment, investment property and derivative financial instruments – measured at fair value

F-14	(Continued)

COPA HOLDINGS, S. A. AND SUBSIDIARIES

Notes to the consolidated financial statements

•	assets held for sale – measured at fair value less cost of disposal, and

•	defined benefit pension plans – plan assets measured at fair value.

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

The following are the significant subsidiaries included in these financial statements:

Name	Country of Incorporation	Ownership interest
		2020	2019
Copa Airlines	Panama	99.9%	99.9%
Copa Colombia	Colombia	99.9%	99.9%
Oval	British Virgin Islands	100%	100%

(b)	Current versus non-current classification

The Company presents assets and liabilities in the statement of financial position based on current/non-current classification.

An asset is current when it is:

•	expected to be realized or intended to be sold or consumed in the normal operating cycle

•	expected to be realized within twelve months after the reporting period, or

F-15	(Continued)

COPA HOLDINGS, S. A. AND SUBSIDIARIES

Notes to the consolidated financial statements

•	cash or cash equivalent, unless restricted.

All other assets are classified as non-current.

A liability is current when:

•	it is expected to be settled in the normal operating cycle

•	it is due to be settled within twelve months after the reporting period, or

•	there is no unconditional right to defer the settlement of the liability for at least twelve months after the reporting period.

The Company classifies all other liabilities as non-current.

Deferred tax assets and liabilities are classified as non-current assets and liabilities.

(c)	Foreign currencies

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

COPA HOLDINGS, S. A. AND SUBSIDIARIES

Notes to the consolidated financial statements

In addition, revenue is recognized for tickets that are expected not to be used, the Company performs a monthly liability evaluation using its historical experience with refundable and nonrefundable expired tickets and other facts. A year after the sale is made, actual ticket breakage is removed from “Air Traffic liability” and the provision is reversed.

Typically, unused tickets expire after one year, and any revenue associated with tickets sold for future travel is recognized within 12 months. In response to Covid-19, the Company is extending the ticket expiration date up to December 2021, only for tickets purchased on or before December 31, 2020 and with original travel dates ending on or before December 31, 2020. As such, any revenue associated with these tickets will not be recognized until the new flight date. Additionally, given this change in travel schedule, the Company’s estimates of revenue from unused tickets may be subject to variability and may differ from historical averages.

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

COPA HOLDINGS, S. A. AND SUBSIDIARIES

Notes to the consolidated financial statements

Currently, when a member of another carrier frequent flyer program redeems miles on a Copa Airlines flight, those carriers pay to the Company a per mile rate. The rates paid by them depend on the class of service, the flight length, and the availability of the reward and is included in passenger revenues.

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

The remaining amounts included within other revenue are related to lease income, advertising and vacation-related services.

(e)	Cash and cash equivalents

Cash and cash equivalents in the statement of financial position, comprise cash on hand and in banks, money market accounts, and time deposits with original maturities of three months or less from the date of purchase.

The Company evaluates the term and conditions relating to its restricted cash to determine where it should be presented, as current assets in cash and cash equivalents or as non-current assets in long-term investments.

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

The classification of financial assets at initial recognition depends on the financial assets contractual cash flow characteristics and the Company’s business model for managing them. With the exception of accounts receivables that do not contain a significant financing component or for which the Company has applied the practical expedient, the Company initially measures a financial asset at its fair value plus, in the case of a financial asset not at fair value through profit or loss, transaction costs. Accounts receivable that do not contain a significant financing component or for which the Company has applied the practical expedient are measured at the transaction price.

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

The Company’s financial assets at amortized cost includes the Company’s investments and its receivables.

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

A financial asset is written off when there is no reasonable expectation of recovering the contractual cash flows. The Company considers that there are no realistic prospects of recovery of the asset if any of the following indicators are present:

•	the debtor is in a state of permanent disability

•	the Company has exhausted all legal and/or administrative recourse

•	where the account exceeds one year without decreases

•	when there are no documents that establishing the debt

Losses arising from impairment are recognized under “Other operating and administrative expenses” in the consolidated statement of profit or loss.

Financial liabilities

(i)	Initial recognition and measurement

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

The Company’s financial liabilities include trade and other payables and loans and borrowings including bank overdrafts, and derivative financial instruments.

F-22	(Continued)

COPA HOLDINGS, S. A. AND SUBSIDIARIES

Notes to the consolidated financial statements

(ii)	Subsequent measurement

For purposes of subsequent measurement, financial liabilities are classified in two categories:

•	Financial liabilities at fair value through profit or loss

•	Financial liabilities at amortized cost (loans and borrowings)

Financial liabilities at fair value through profit or loss

Financial liabilities at fair value through profit or loss include financial liabilities held for trading and financial liabilities designated upon initial recognition as at fair value through profit or loss.

Financial liabilities are classified as held for trading if they are incurred for the purpose of repurchasing in the near term. This category also includes derivative financial instruments entered into by the Company that are not designated as hedging instruments in hedge relationships as defined by IFRS 9. Separated embedded derivatives are also classified as held for trading unless they are designated as effective hedging instruments.

Gains or losses on liabilities held for trading are recognized in the statement of profit or loss.

Financial liabilities at amortized cost (loans and borrowings)

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

As of December 31, 2020 and 2019, the Company does not have financial instruments designated under hedge accounting.

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

COPA HOLDINGS, S. A. AND SUBSIDIARIES

Notes to the consolidated financial statements

Impairment losses of continuing operations, including impairment on inventories, are recognized under “Impairment of non-financial assets” in the consolidated statement of profit or loss.

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

(h)	Senior convertible notes

Senior convertible notes are classified as hybrid instruments that comprises a debt host contract for the interest and principal payments plus a derivative instrument for the conversion option.

The initial carrying amount of the non-derivative host contract is the difference between the fair value minus transaction costs of the hybrid instrument and the fair value of the embedded derivative. Under this approach, all of the transaction costs are always allocated to and deducted from the carrying amount of the non-derivative host contract on initial recognition.

After initial recognition, the debt host contract would be measured at amortized cost and the derivative liability, not being closely related to the debt host contract, would be measured at fair value through profit or loss.

(i)	Expendable parts and supplies

Expendable parts and supplies for flight equipment are carried at the lower of the average acquisition cost or replacement cost, and are expensed when used in operations. The replacement cost is the estimated purchase price in the ordinary course of business.

(j)	Passenger traffic commissions

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

COPA HOLDINGS, S. A. AND SUBSIDIARIES

Notes to the consolidated financial statements

The Company recognizes the depreciation on a straight-line basis which for some aircraft components is akin to depreciation based on use, over the estimated useful life of the assets. Depreciation is recognized in the consolidated statement of profit or loss from the date the property, and equipment is installed and ready for use.

Property and equipment	Estimate useful life (years)	Residual Value
Flight equipment (*)
Airframe and engines	27	15%
Major maintenance events	3-16	—
Ramp and miscellaneous
Ground equipment	10	—
Furniture, fixture, equipment and other	5-10	—
Leasehold improvements	Lesser of remaining lease term and estimated useful life of the leasehold improvement	—

(*) Excluding the Embraer 190 and 737-700 fleet, see note 13.

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

The ROU assets are also subject to impairment. Refer to the accounting policies in section (g) impairment of non-financial assets.

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

Ticket taxes

The Company is required to charge certain taxes and fees on its passenger tickets. These taxes and fees include transportation taxes, airport passenger facility charges, and certain governmentally imposed airport arrival and departure taxes. These taxes and fees are legal assessments on the customer. Since the Company has a legal obligation to act as a collection agent with respect to these taxes and fees, such amounts are not included in passenger revenue. The Company records a liability when these amounts are collected and derecognizes the liability when payments are made to the applicable government agency or operating carrier.

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

Return conditions are based on the net present value of the estimated costs of returning the aircraft and are recognized in the consolidated statement of profit or loss under “Maintenance, materials and repairs”. These costs are reviewed annually and adjustments, if any, are recognized prospectively over the remaining lease term.

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

(r)	Non-current assets held for sale and discontinued operations

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

The consolidated financial statements have thus been established taking into consideration the current context of the Covid-19 pandemic and on the basis of financial parameters available at the closing date.

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

The Company applies judgement in evaluating whether it is reasonably certain or not to exercise the option to renew or terminate the lease. That is, it considers all relevant factors that create an economic incentive for it to exercise either the renewal or termination. After the commencement date, the Company reassesses the lease term if there is a significant event or change in circumstances that is within its control and affects its ability to exercise or not to exercise the option to renew or to terminate (e.g., construction of significant leasehold improvements or significant customization to the leased asset).

•	Assets held for sale

The Company has decided to sell its Boeing 737-700 fleet (14 aircraft) over the next year. As of December 31, 2020 the Boeing 737-700 fleet was classified as “Asset held for sale” in the consolidated statement of financial position.

The Company considered the fleet to meet the criteria to be classified as held for sale for the following reasons:

•	The fleet is available for immediate sale and can be sold to the buyer in its current condition.

•	The actions to complete the sale were initiated and expected to be completed within one year from the date of initial classification.

•	The Board of Directors approved the plan to sell its Boeing 737-700 fleet.

For more details on assets held for sale refer to note 13.

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

Typically, unused tickets expire after one year, and any revenue associated with tickets sold for future travel is recognized within 12 months. In response to Covid-19, the Company is extending the expiration date up to December 2021, only for tickets purchased on or before December 31, 2020 and with original travel dates ending on or before December 31, 2020. As such, any revenue associated with these tickets will not be recognized until the new flight date. Additionally, given this change in travel schedule, the Company’s estimates of revenue from unused tickets may be subject to variability and may differ from historical averages.

•	Multiple deliverable revenue arrangements - Frequent flyer program

The frequent flyer program includes two major transactions that are considered revenue arrangements with multiple performance obligations: (i) mileage credits earned with travel and (ii) mileage credits sold to co-branded credit card partner and other partners. The Company estimates the fair value of the miles in those transactions using a blended calculation of rates charged when miles are sold to other partners and the average value of a mile flown by a customer earned with travel, less an estimate of the miles that will expire unused (breakage). The Company engages a specialist to assist in the performance of the breakage calculation.

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

The Company measures financial instruments such as derivatives at fair value at the date of each statement of financial position. Fair values of financial instruments measured at amortized cost are disclosed in note 28.6.

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

COPA HOLDINGS, S. A. AND SUBSIDIARIES

Notes to the consolidated financial statements

All assets and liabilities for which fair value is measured or disclosed in the financial statements are categorized within the fair value hierarchy, described as follows, based on the lowest level input that is significant to the fair value measurement as a whole (see note 28.6 for further disclosures):

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

Amendment to IFRS 16 Leases – Covid-19 related rent concessions

On May 28, 2020, the IASB issued Covid-19-Related Rent Concessions - amendment IFRS 16 Leases.

The amendments provide relief to lessees from applying IFRS 16 guidance on lease modification accounting for rent concessions arising as a direct consequence of the Covid-19 pandemic. As a practical expedient, a lessee may elect not to assess whether a Covid-19 related rent concession from a lessor is a lease modification. A lessee that makes this election accounts for any change in lease payments resulting from the Covid-19 related rent concession the same way it would account for the change under IFRS 16, if the change were not a lease modification.

The practical expedient applies only to rent concessions occurring as a direct consequence of the Covid-19 pandemic and only if all of the following conditions described in IFRS 16 paragraph 46B are met:

•	The change in lease payments results in revised consideration for the lease that is substantially the same as, or less than, the consideration for the lease immediately preceding the change.

•

Any reduction in lease payments affects only payments originally due on or before June 30, 2021 (for example, a rent concession would meet this condition if it results in reduced lease payments before June 30, 2021 and increased lease payments that extend beyond June 30, 2021).

•	There is no substantive change to other terms and conditions of the lease.

The amendment is effective for annual reporting periods beginning on or after 1 June 2020. Earlier application is permitted.

The Company received rent concessions occurred as a direct consequence of the Covid-19 pandemic only for its real estate leases, and applied the practical expedient, accounting the concession in the form of forgiveness or deferral of lease payments, as a negative variable lease payment to the concessions. (see note 14 – Leases).

F-37	(Continued)

COPA HOLDINGS, S. A. AND SUBSIDIARIES

Notes to the consolidated financial statements

Other standards issued

The following amendments and interpretations effective for annual periods beginning on or after January 1, 2020, had no impact on the company’s financial statements:

Amendment to IFRS 3 Definition of a business

Amendments to IAS 1 and IAS 8 Definition of material

Amendments to IFRS 9, IAS 39 and IFRS 7 – Interest rate benchmark reform

The Company has not early adopted any standards, interpretations or amendments that have been issued but are not yet effective.

5.2	Change in presentation

As disclosed in the table below, a retrospective change in presentation has been made to the December 31, 2019 consolidated statement of financial position to conform to the 2020 presentation. The Company is changing the presentation of the interest payable, previously presented within taxes and interest payables in the consolidated statement of financial position.

The following table reconcile the changes in presentation in prior years for comparative effects on the consolidated statement of financial position:

	As previosly reported	Reclasification	2019 (Restated)
Current liabilities
Loans and borrowings	$117,238	$5,344	$122,582
Taxes and interest payable	$51,611	$(5,344)	$46,267

6.	Standards issued but not yet effective

The new and amended standards and interpretations that are issued, but not yet effective, up to the date of issuance of the Company’s financial statements are disclosed below. The Company intends to adopt these standards, if applicable, when they become effective.

Amendments to IAS 1 – Classification of Liabilities as Current or Non-current

In January 2020, the IASB issued amendments to paragraphs 69 to 76 of IAS 1 Presentation of Financial Statements to specify the requirements for classifying liabilities as current or non-current. The amendments clarify:

•	What is meant by a right to defer settlement.

•	That a right to defer must exist at the end of the reporting period.

•	That classification is unaffected by the likelihood that an entity will exercise its deferral right.

The amendments are effective for reporting periods beginning on or after January 1, 2023 and must be applied retrospectively. The Company does not expect that these amendments have a material impact on its consolidated financial statements.

F-38	(Continued)

COPA HOLDINGS, S. A. AND SUBSIDIARIES

Notes to the consolidated financial statements

Amendments to IFRS 3 – Reference to the Conceptual Framework

In May 2020, the IASB issued Amendments to IFRS 3 Business Combinations—Reference to the Conceptual Framework. The amendments are intended to replace a reference to the Framework for the Preparation and Presentation of Financial Statements, issued in 1989, with a reference to the Conceptual Framework for Financial Reporting issued in March 2018 without significantly changing its requirements.

The Board also added an exception to the recognition principle of IFRS 3 to avoid the issue of potential ‘day 2’ gains or losses arising for liabilities and contingent liabilities that would be within the scope of IAS 37 Provisions, Contingent Liabilities and Contingent Assets or IFRIC 21 Levies, if incurred separately.

At the same time, the Board decided to clarify existing guidance in IFRS 3 for contingent assets that would not be affected by replacing the reference to the Framework for the Preparation and Presentation of Financial Statements.

The amendments are effective for annual reporting periods beginning on or after January 1, 2022 and apply prospectively. The Company does not expect that these amendments have a material impact on its consolidated financial statements.

Amendment to IAS 16 – Property, Plant and Equipment: Proceeds before Intended Use

In May 2020, the IASB issued Property, Plant and Equipment — Proceeds before Intended Use, which prohibits entities deducting from the cost of an item of property, plant and equipment, any proceeds from selling items produced while bringing that asset to the location and condition necessary for it to be capable of operating in the manner intended by management. Instead, an entity recognizes the proceeds from selling such items, and the costs of producing those items, in profit or loss.

The amendment is effective for annual reporting periods beginning on or after January 1, 2022 and must be applied retrospectively to items of property, plant and equipment made available for use on or after the beginning of the earliest period presented when the entity first applies the amendment.

The amendment is not expected to has a material impact on the Company.

Amendments to IAS 37 – Onerous Contracts – Costs of Fulfilling a Contract

In May 2020, the IASB issued amendments to IAS 37 to specify which costs an entity needs to include when assessing whether a contract is onerous or loss-making.

The amendments apply a “directly related cost approach”. The costs that relate directly to a contract to provide goods or services include both incremental costs and an allocation of costs directly related to contract activities. General and administrative costs do not relate directly to a contract and are excluded unless they are explicitly chargeable to the counterparty under the contract.

The amendments are effective for annual reporting periods beginning on or after January 1, 2022. The Company does not expect that these amendments have a material impact on its consolidated financial statements.

Amendments to IFRS 7, IFRS 4 and IFRS 16 – Interest rate benchmark reform – Phase 2

In August 2020, the IASB has issued amendments to IFRS 7 Financial Instruments: Disclosures, IFRS 4 and IFRS 16 that address issues arising during the reform of benchmark interest rates including the replacement of one benchmark rate with an alternative one. Given the pervasive nature of InterBank Offered Rate (IBOR)-based contracts, the amendments could affect companies in all industries.

F-39	(Continued)

COPA HOLDINGS, S. A. AND SUBSIDIARIES

Notes to the consolidated financial statements

These amendments should be applied for annual periods beginning on or after January 1, 2021. Earlier application is permitted. At this stage, the Company is in process to estimate the impact of these amendments on the consolidated financial statements. The Company will continue with the assessment of the standard throughout 2021.

Amendment to IFRS 9 – Fees in the ’10 per cent’ test for derecognition of financial liabilities

As part of its 2018-2020 annual improvements to IFRS standards process the IASB issued amendment to IFRS 9. The amendment clarifies the fees that an entity includes when assessing whether the terms of a new or modified financial liability are substantially different from the terms of the original financial liability. These fees include only those paid or received between the borrower and the lender, including fees paid or received by either the borrower or lender on the other’s behalf. An entity applies the amendment to financial liabilities that are modified or exchanged on or after the beginning of the annual reporting period in which the entity first applies the amendment.

The amendment is effective for annual reporting periods beginning on or after 1 January 2022 with earlier adoption permitted. The Company will apply the amendments to financial liabilities that are modified or exchanged on or after the beginning of the annual reporting period in which the entity first applies the amendment.

The amendment is not expected to has a material impact on the Company.

7.	Revenue from contract with customers

7.1	Revenue disaggregation

Operating revenues are comprised of passenger revenues, cargo and mail, and other operating revenues. The following table shows disaggregated operating revenues for the years ended as December 31, 2020, 2019 and 2018.

	2020	2019	2018
Passenger revenue
Passenger revenue	$752,050	$2,581,179	$2,567,316
Miles redeemed	8,544	31,426	20,073

	760,594	2,612,605	2,587,389

Cargo and mail revenue	21,002	62,460	62,483

Other operating revenue
Frequent flyer program—marketing services	15,452	22,170	16,291
Other operating revenue	3,955	10,173	11,464

	19,407	32,343	27,755

	$801,003	$2,707,408	$2,677,627

7.2	Contract balances

The significant contract liabilities are comprised of ticket sales for transportation that has not yet been provided, recorded as “Air traffic liability” and outstanding loyalty program miles that may be redeemed for future travel, recorded as “Frequent flyer deferred revenue”.

F-40	(Continued)

COPA HOLDINGS, S. A. AND SUBSIDIARIES

Notes to the consolidated financial statements

The table below presents the changes in air traffic liability:

	2020	2019
Balance at beginning of year	$497,374	$471,676
Sales	887,004	2,878,814
Revenue recognition	(700,406)	(2,355,626)
Tax recognition	(113,473)	(404,732)
Reimbursements	(82,910)	(45,396)
Interline tickets	(15,056)	(35,272)
Other	(1,838)	(12,090)

Balance at end of year	$470,695	$497,374

The contract duration of passenger tickets is one year. Accordingly, any revenue associated with tickets sold for future travel dates will be recognized within twelve months. In response to Covid-19, the Company is extending the ticket expiration date up to December 2021, only for tickets purchased on or before December 31, 2020 and with original travel dates ending on or before December 31, 2020.

The table below presents the activity of the current and non-current frequent flyer liability:

	2020	2019
Balance at beginning of year	$80,326	$67,814
Deferred of revenue	19,431	43,938
Recognition of revenue	(8,544)	(31,426)

Balance at end of year	$91,213	$80,326

Current	16,041	35,120
Non-current	75,172	45,206

	$91,213	$80,326

Contract assets are reflected as account receivable. See note 10.

7.3	Segment reporting

The Company’s business activities are conducted as one operating segment – Air transportation (that includes cargo and mail revenue), the reporting results of which are regularly reviewed by management for purposes of analyzing its performance and making decisions about resource allocations. Information concerning operating revenue by geographic area for the period ended December 31 is as follows:

	2020	2019	2018
North America	$233,039	$857,002	$826,529
South America	281,008	975,530	1,076,507
Central America	246,727	740,358	648,747
Caribbean	20,822	102,175	98,089

	$781,596	$2,675,065	$2,649,872

The Company attributes revenue to the geographic areas based on point of sales. Our tangible assets and capital expenditures consist primarily of flight and related ground support equipment, which is mobile across geographic markets and, therefore, has not been allocated.

F-41	(Continued)

COPA HOLDINGS, S. A. AND SUBSIDIARIES

Notes to the consolidated financial statements

8.	Cash and cash equivalents

	2020	2019
Checking and saving accounts	$99,286	$118,367
Time deposits of no more than ninety days	19,500	40,000
Cash on hand	279	365

	$119,065	$158,732

Time deposits earned interest based on rates determined by the banks in which the instruments are held, ranging between 0.24% and 0.35% for U.S. dollars investments until December 2020 (2019: between 1.71% and 1.98% for U.S. dollars investments).

As of December 31, 2020, the cash and cash equivalents disclosed above and in the consolidated statement of cash flows include $5.9 million that the Company has pledged from its checking and saving accounts to fulfill the collateral requirement.

As of December 31, 2020 and 2019, except for the cash pledged to fulfill collateral requirement,the Company’s cash and cash equivalents are free of restriction or charges that could limit its availability.

9.	Investments

	2020			2019
	Current	Non Current	Total	Current	Non Current	Total
Time deposits	$430,000	$80,000	$510,000	$640,500	$60,000	$700,500
Bonds	341,854	39,796	381,650	52,573	74,634	127,207

	771,854	119,796	891,650	693,073	134,634	827,707

Allowance for expected credit losses	(1,038)	(179)	(1,217)	(670)	(287)	(957)

	$770,816	$119,617	$890,433	$692,403	$134,347	$826,750

Time deposits earned interest based on rates determined by the banks in which the instruments are held. The use of these instruments depends on the cash requirements of the Company. Time deposits with a contractual maturity of less than 365 days, bear interest at rates ranging between 0.27% and 4.38% (2019: between 2.00% and 3.75%), and those with a contractual maturity of more than 365 have rates ranging between 1.20% and 4.25% (2019: between 3.25% and 4.38%).

The Company acquired bonds with semiannual interest payment, the effective interest rates of these investments ranging between 0.21% and 3.32% (2019: between 2.06% and 3.32%).

All of the investments at amortized cost are denominated in U.S. dollar, as a result, there is no exposure to foreign currency risk. There is also no exposure to price risk as the investments will be held to maturity.

The information about the expected credit loss over these financial assets are disclosed in note 28.3.

F-42	(Continued)

COPA HOLDINGS, S. A. AND SUBSIDIARIES

Notes to the consolidated financial statements

10.	Accounts receivable

	2020	2019
Credit cards	$35,882	$64,595
Cargo and other travel agencies	10,052	19,389
Airlines and clearing house	6,156	31,087
Government	5,466	8,031
Trade receivables from related parties	1,429	147
Other	13,187	14,250

	72,172	137,499
Allowance for expected credit losses	(6,483)	(5,579)

	$65,689	$131,920

Current	64,635	129,781
Non-current	1,054	2,139

	$65,689	$131,920

Trade receivables are non-interest bearing and have maturities between 30 to 90 days.

See detail of trade receivables from related parties in note 23.

As of December 31, 2020, the Company maintains a non-current account receivable with a government institution in the amount of $1.0 million net of the expected credit losses (2019: $2.1 million).

The category “Other” mainly includes receivables from miles’ partners and employees accounts.

The change in the allowance for expected credit losses in respect of accounts receivable during the year was as follows.

	2020	2019	2018
Balance at beginning of year	$(5,579)	$(5,057)	$(3,673)
Adjustment on initial application of IFRS 9	—	—	(624)

Balance at beginning of year under IFRS 9	(5,579)	(5,057)	(4,297)

Additions	(1,310)	(744)	(1,311)
Write-offs	406	222	551

Balance at end of year	$(6,483)	$(5,579)	$(5,057)

The information about the credit exposures is disclosed in note 28.3.

F-43	(Continued)

COPA HOLDINGS, S. A. AND SUBSIDIARIES

Notes to the consolidated financial statements

11.	Expendable parts and supplies

	2020	2019
Material for repair and maintenance	$69,737	$66,418
Other inventories	4,920	3,686

	74,657	70,104
Allowance for obsolescence	(338)	(1,004)

	$74,319	$69,100

Expendable parts and supplies recognized when used as an expense in the accompanying consolidated statement of profit or loss under “Maintenance, materials and repairs” amount to $12.7 million, $32.4 million and $31.9 million, for the years ended December 31, 2020, 2019 and 2018, respectively.

12.	Prepaid expenses

	2020	2019
Prepaid taxes	$10,022	$26,164
Prepaid commissions	3,908	4,298
Prepaid insurance	5,385	1,231
Prepaid to supplier	17,224	35,084

	$36,539	$66,777

Current	30,473	49,034
Non-current	6,066	17,743

	$36,539	$66,777

Prepaid taxes include $4.0 million of tax advance of VAT and withholdings taxes (2019: $8.4 million). The non-current portion of prepaid expenses corresponds to $1.6 million (2019: $1.3 million) of advance payments of taxes which are credited to future payments from tax dividends in Panama and $4.5 million in tax credits (2019: $16.5 million).

During 2020, the Tax Authorities in Colombia recognized the return of credits of income tax in tax refund titles equivalents to $14.8 million. The Company sold these titles and recognized a loss in sale of $0.01 million included under Other non-operating expense on the consolidated statement of profit or loss.

Prepaid to supplier mainly includes operating expenses related to aircraft rent, fuel and maintenance services.

F-44	(Continued)

COPA HOLDINGS, S. A. AND SUBSIDIARIES

Notes to the consolidated financial statements

13.	Property and equipment

	Land	Flight equipment	Purchase deposits for flight equipment	Ramp and miscellaneous	Furniture, fixtures, equipment a and other	Leasehold improvements	Construction in progress	Total
Cost -
Balance at January 1, 2018	$6,301	$3,252,229	$413,633	$48,353	$27,524	$50,043	$5,778	$3,803,861
Transfer of pre-delivery payments	—	156,305	(156,305)	—	—	—	—	—
Additions	—	228,302	216,732	5,434	3,773	3,388	10,795	468,424
Disposals	—	(20,737)	—	(128)	(393)	(6,246)	(10)	(27,514)
Assets held for sale	—	(164,201)	—	—	—	—	—	(164,201)
Reclassifications	—	(2,371)	—	77	14	2,219	(2,310)	(2,371)

Balance at December 31, 2018	$6,301	$3,449,527	$474,060	$53,736	$30,918	$49,404	$14,253	$4,078,199
Transfer of pre-delivery payments	—	78,143	(78,143)	—	—	—	—	—
Additions	—	109,286	67,357	2,693	2,450	3,269	4,436	189,491
Disposals	—	(184,685)	—	(102)	(570)	(134)	(340)	(185,831)
Assets held for sale	—	(413,677)	—	—	—	—	—	(413,677)
Reclassifications	—	—	—	10	—	12,752	(12,762)	—

Balance at December 31, 2019	$6,301	$3,038,594	$463,274	$56,337	$32,798	$65,291	$5,587	$3,668,182
Transfer of pre-delivery payments	—	49,860	(49,860)	—	—	—	—	—
Additions	—	39,492	—	582	221	566	3,204	44,065
Disposals	—	(34,626)	—	(306)	(223)	(780)	—	(35,935)
Assets held for sale	—	(554,790)	—	—	—	—	—	(554,790)
Reclassifications	—	244	(5,600)	—	—	2,382	(2,626)	(5,600)

Balance at December 31, 2020	$6,301	$2,538,774	$407,814	$56,613	$32,796	$67,459	$6,165	$3,115,922

Accumulated depreciation and impairment -
Balance at January 1, 2018	$—	$(1,097,751)	$—	$(37,016)	$(22,959)	$(31,919)	$—	$(1,189,645)
Depreciation for the year	—	(147,980)	—	(3,783)	(2,506)	(5,038)	—	(159,307)
Disposals	—	16,876	—	118	379	6,396	—	23,769
Assets held for sale	—	75,556	—	—	—	—	—	75,556
Reclassifications	—	268	—	—	—	—	—	268
Impairment	—	(130,709)	—	—	—	—	—	(130,709)

Balance at December 31, 2018	$—	$(1,283,740)	$—	$(40,681)	$(25,086)	$(30,561)	$—	$(1,380,068)
Depreciation for the year	—	(148,832)	—	(3,292)	(2,938)	(5,757)	—	(160,819)
Disposals	—	178,168	—	102	518	—	—	178,788
Assets held for sale	—	226,319	—	—	—	—	—	226,319

Balance at December 31, 2019	$—	$(1,028,085)	$—	$(43,871)	$(27,506)	$(36,318)	$—	$(1,135,780)
Depreciation for the year	—	(126,988)	—	(3,121)	(3,134)	(5,759)	—	(139,002)
Disposals	—	32,335	—	290	179	295	—	33,099
Impairment	—	—	—	—	—	—	(4)	(4)
Assets held for sale	—	273,251	—	—	—	—	—	273,251

Balance at December 31, 2020	$—	$(849,487)	$—	$(46,702)	$(30,461)	$(41,782)	$(4)	$(968,436)

Carrying amounts -
At December 31, 2018	$6,301	$2,165,787	$474,060	$13,055	$5,832	$18,843	$14,253	$2,698,131

At December 31, 2019	$6,301	$2,010,509	$463,274	$12,466	$5,292	$28,973	$5,587	$2,532,402

At December 31, 2020	$6,301	$1,689,287	$407,814	$9,911	$2,335	$25,677	$6,161	$2,147,486

F-45	(Continued)

COPA HOLDINGS, S. A. AND SUBSIDIARIES

Notes to the consolidated financial statements

Flight equipment

Flight equipment comprises aircraft, engines, aircraft components and major maintenance of own and leased aircraft.

During December 2020, one Boeing 737 MAX aircraft was delivered, the Company expects to finalize the financing from the Export-Import Bank of the United States (the “EXIM Bank”) of this aircraft, during the first quaeter of 2021.

The Company has acquired aircraft through Japanese Operating Leases with Call Option (JOLCO) arrangements. These arrangements establish semi-annual payments of obligations, and have a term of 10 years, with a purchase option at the end of the period. During 2019, 2 new aircraft Boeing 737 MAX 9 were acquired through this type of arrangements.

Aircraft with a carrying value of $1.3 billion (include aircraft acquired through JOLCO) are pledged as collateral for the obligation of the special purpose entities as of December 31, 2020 (2019: $1.5 billion).

From March 2019 to November 2020, the Federal Aviation Administration (FAA) grounded all U.S. registered Boeing 737 MAX aircraft. The Company’ fleet currently includes 7 Boeing 737 MAX aircraft with an additional 64 aircraft on order (see note 27). The Company is currently in negotiations with Boeing over compensation for the damages that it has suffered as a result of the MAX grounding and expect those to be satisfactory resolved in the near term.

During 2020, the Company identified indicators of impairment in its aircraft due the capacity reductions, the temporary grounding of part of its fleet, following by the reduction in air traffic as a result of the Covid-19 pandemic. To determine whether impairment exists, the recoverable amount at the level of the CGU, was determined using cash flow projections from financial forecasts approved by senior management covering a five-year period. The pre-tax discount rate applied to cash flow projections was 13.1%. As a result of this analysis, the Company determined the recoverable amount of the CGU was in excess of its book value and, therefore, no impairment was recorded (See note 16).

Purchase deposits for flight equipment

As of December 31, 2020 there were no additions to purchase deposits.

As of December 31, 2019 the additions for $67.3 million include $75.4 million of advance payments on aircraft and engines purchase contracts made during 2019, which includes $1.4 million of borrowing costs capitalized during the year ended December 31, 2019, and $8.1 million of credits received on aircraft acquisition. The rate used in 2019 to determine the amount of borrowing costs eligible for capitalization was 3.40%, which is the interest rate of the specific borrowing (see note 18).

As of December 31, 2020 the total amount of purchase deposits for flight equipment corresponds to the future purchase of MAX aircraft (see note 27).

Other property and equipment

During 2020, the Company capitalized under “Leasehold improvements” $1.6 million for improvements to the Training Center located at the Ciudad del Saber, Panama City and $0.8 million in other remodeling projects for airport facilities and offices.

During 2019, the Company capitalized as “Leasehold improvements” $11.6 million of a new hangar located at the Tocumen International Airport. As of December 31, 2020 and 2019 construction in progress mainly comprises remodeling projects for airport facilities and offices.

COPA HOLDINGS, S. A. AND SUBSIDIARIES

Notes to the consolidated financial statements

Assets held for sale

In November 2019, the Company announced its decision to accelerate the exit of its Embraer 190 fleet and initiated an active program to locate a buyer to sell the remaining 14 aircraft, spare engines, spare parts and inventory by 2020. As December 31, 2019 this anticipated exit resulted in impairment losses of $89.3 million to write down the assets to the lower of their carrying amount and the fair value less cost to sell, which have been included under “Impairment of non-financial assets” in the accompanying consolidated statement of profit or loss.

In June 2020, the Company updated the fair value less cost to sell of the Embraer 190 fleet and related assets and recognized additional impairment losses of $49.5 million. The fair value of the Embraer 190 fleet was determined considering the negotiated sales prices adjusted by the costs to disposal estimated by the Company, and therefore classifies as level 3 in the fair value hierarchy. During the third quarter of 2020 the Company signed the contract for the sale of 14 EMB-190s, 6 spare engines, expendables, spare parts and supplies, and an EMB 190 flight simulator. The Company has delivered 6 aircraft, and expects to deliver the remaining 8 and other related assets, within a year from the reporting date.

In August 2020, motivated by the decrease in demand as a consequence of Covid-19, the Board of Directors of the Company approved the plan to sell fourteen aircraft Boeing 737-700. Efforts to sell the aircraft have started and the sale is expected to be completed within a year from the reporting date. This anticipated exit results in impairment losses of $191.2 million to write down the assets to the lower of its carrying amount and its fair value less cost to sell, which have been included under “Impairment of non-financial assets” in the accompanying consolidated statement of profit or loss.

The fair value of the Boeing 737-700 fleet was determined considering purchase proposal adjusted by the costs to disposal estimated by the Company, therefore classifies as level 3 in the fair value hierarchy (see note 28.6).

At 31 December 2020, the assets held for sale comprised the following assets:

	2020	2019
Assets
Flight equipment	$129,443	$91,252
Expendables, spare parts and other supplies	6,099	28,754

	$135,542	$120,006

14.	Leases

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

COPA HOLDINGS, S. A. AND SUBSIDIARIES

Notes to the consolidated financial statements

Information about leases for which the Company is a lessee is presented below:

Right of use assets

	Aircraft	Real estate	Total
Balance at January 1, 2018	$350,517	$33,833	$384,350
Additions	83,389	1,381	84,770
Depreciation expense	(100,857)	(6,270)	(107,127)

Balance at December 31, 2018	$333,049	$28,944	$361,993
Additions	23,162	8,512	31,674
Depreciation expense	(95,564)	(7,260)	(102,824)

Balance at December 31, 2019	$260,647	$30,196	$290,843
Additions/(Terminations)	21,706	(1,888)	19,818
Impairment	(1,541)	—	(1,541)
Depreciation expense	(88,451)	(6,390)	(94,841)

Balance at December 31, 2020	$192,361	$21,918	$214,279

Additions to the right-of-use assets include new leases, contract extensions, changes in discount rate and changes in rental payments.

The impairment loss relates to leased aircraft grounded until its redelivery due the capacity reductions a result of the Covid-19 pandemic.

Lease liabilities

	2020	2019
Current portion of lease liability
Aircraft	$77,777	$91,246
Real estate	5,828	6,486

	$83,605	$97,732

Long-term lease liability
Aircraft	$125,216	$179,031
Real estate	21,689	27,801

	$146,905	$206,832

	$230,510	$304,564

For leases under IFRS 16 the Company recognizes a provision to estimate the costs for work required to be performed just before the redelivery of the aircraft to the lessors and which does not depend on the aircraft utilization. This provision is booked as a dismantling provision cost under “long term liabilities” in the consolidated statement of financial position. As of December 31, 2020 the total liability related to leases including the provision of dismantling amounts to $255.5 million (2019: $328.9 million).

COPA HOLDINGS, S. A. AND SUBSIDIARIES

Notes to the consolidated financial statements

Total cash outflow for leases for the years ended as December 31, 2020 and 2019:

	2020	2019
Aircraft	$97,353	$107,610
Real estate	6,039	9,458

	$103,392	$117,068

As of December 31, 2020 and 2019 the average incremental borrowing rate of leased aircraft is 3.37%.

The maturity analysis of lease liabilities is disclosed in note 28.5.

Amounts recognized in the consolidated statement of profit or loss related to leases:

	2020	2019	2018
Depreciation and amortization
Aircraft	$88,451	$95,564	$100,857
Real estate	6,390	7,260	6,270

	$94,841	$102,824	$107,127

Impairment of non financial assets
Aircraft	$1,541	$—	$—

Other operating and administrative expenses
Short-term leases	$90	$364	$1,412
Leases of low-value assets	330	733	853
Variable lease payments not include in the measurement of lease liabilities	827	706	611
Variable lease payments by rental concessions received	(489)	—	—

	$758	$1,803	$2,876
Finance cost
Aircraft	$8,185	$11,221	$12,074
Real estate	1,717	2,073	2,105
Unwinding of discount and changes in the discount rate	832	846	796

	$10,734	$14,140	$14,975

	$107,874	$118,767	$124,978

Some property leases contain variable payment terms that are linked to the number of passengers or employees using the areas. Additional, some aircraft leases contain variable payment terms that depend on the aircraft’s flight hours.

The unwinding of discount and changes in the discount rate over leased aircraft correspond to the interest expenses of the discounted dismantling provision.

COPA HOLDINGS, S. A. AND SUBSIDIARIES

Notes to the consolidated financial statements

The Company as a lessor

Since 2015, the Company is the lessor of two aircraft Boeing 737-700, as part of the strategy of fleet management, in order to optimize the use of aircraft in relation to the routes scheduled for that year. Each lease is scheduled to expire in 2022. The carrying amount of the two aircraft under operating leases is up to $12.3 million (2019: $37.7 million).

Total lease income amounts to $3.2 million for the period ended December 31, 2020 (2019: $3.5 million and 2018: $3.5 million), included under “Other operating revenue” in the accompanying consolidated statement of profit or loss.

The following table sets out a maturity analysis of lease payments, showing the undiscounted lease payments to be received after the reporting date.

The future minimum lease receivables under non-cancellable leases are as follows:

	2020	2019
Up to one year	$3,000	$3,220
One to five years	2,875	5,875

Total minimum lease rental receivables	$5,875	$9,095

15.	Net employee defined benefit

	2020	2019
Fair value of plan assets	$25,783	$29,086

Defined benefit obligation	(39,466)	(28,195)
Other employee benefits	(649)	(642)

	$(40,115)	$(28,837)

Benefit (liability) assets	$(14,332)	$249

In accordance with Panamanian law, the Company contributes to the following defined benefit plans:

Seniority premium plan: is a contingent liability that companies must pay to their employees according to article 224 of Panama´s Labor Code according to the following:

Eligibility:	All employees
Benefit:	One week of salary per years of service
Salary:	Average of the 5 prior years of the monthly base salary
Payment:	Lump sum

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

COPA HOLDINGS, S. A. AND SUBSIDIARIES

Notes to the consolidated financial statements

The following table summarizes the components of net benefit expense included under “Wages, salaries, benefits and other employees´ expenses” in the accompanying consolidated statement of profit or loss:

Year ended December 31,2020	Defined benefit obligation	Fair value of assets	Defined benefit assets (liability)
Current service cost	$2,393	$—	$2,393
Interest cost on net benefit obligation	706	(731)	(25)
Past service cost	457	—	457
Curtailment / Settlement	(2,026)	—	(2,026)

Net benefit expense	$1,530	$(731)	$799

Year ended December 31,2019	Defined benefit obligation	Fair value of assets	Defined benefit assets (liability)
Current service cost	2,192	—	2,192
Interest cost on net benefit obligation	887	(979)	(92)

Net benefit expense	$3,079	$(979)	$2,100

Year ended December 31,2018	Defined benefit obligation	Fair value of assets	Defined benefit assets (liability)
Current service cost	2,105	—	2,105
Interest cost on net benefit obligation	642	(666)	(24)

Net benefit expense	$2,747	$(666)	$2,081

COPA HOLDINGS, S. A. AND SUBSIDIARIES

Notes to the consolidated financial statements

The following table shows reconciliation from the opening balance to the closing balances for net employee defined benefit liabilities and its components:

	Defined benefit obligation	Fair value of assets	Other employee benefits liability	Defined benefit assets (liability)
At January 1, 2018	$(19,997)	$23,794	$(612)	$3,185
Current service cost	(2,105)	—	—	(2,105)
Interest (cost) income	(642)	666	—	24
Return on plan assets	—	483	—	483
Experience gain (loss)	(1,943)	—	—	(1,943)
Invesment return	—	67	—	67
Actuarial changes arising from changes in financial assumptions	877	—	—	877
Employer contributions	—	4,780	—	4,780
Benefits paid	1,242	(1,451)	—	(209)
Adjustments	—	—	(68)	(68)

At December 31, 2018	$(22,568)	$28,339	$(680)	$5,091
Current service cost	(2,192)	—	—	(2,192)
Interest (cost) income	(887)	979	—	92
Experience gain (loss)	(1,681)	—	—	(1,681)
Invesment return	—	138	—	138
Actuarial changes arising from changes in financial assumptions	(1,874)	—	—	(1,874)
Employer contributions	—	1,903	—	1,903
Benefits paid	1,007	(1,086)	—	(79)
Adjustments	—	(1,187)	38	(1,149)

As of December 31, 2019	$(28,195)	$29,086	$(642)	$249
Current service cost	(2,393)	—	—	(2,393)
Interest (cost) income	(706)	731	—	25
Past service cost	(457)	—	—	(457)
Curtailment / Settlement	2,026	—	—	2,026
Return on plan assets	—	374	—	374
Experience gain (loss)	(4,001)	—	—	(4,001)
Actuarial changes arising from changes in demographic assumptions	(11,285)	—	—	(11,285)
Actuarial changes arising from changes in financial assumptions	(1,028)	—	—	(1,028)
Employer contributions	—	1,709	—	1,709
Benefits paid	6,573	(6,117)	—	456
Adjustments	—	—	(7)	(7)

As of December 31, 2020	$(39,466)	$25,783	$(649)	$(14,332)

As of December 31, 2020 and 2019, plan assets are comprised totally by fixed term deposits.

For the year ended December 31, 2020 actuarial losses of $15.5 million (2019: $4.4 million and 2018: $0.3 million) were recognized in other comprehensive income.

As of December 31, 2020, employer contributions are a net amount of regular contributions by $2.8 million (2019: $4.4 million and 2018: $4.8 million) and retirement of interest earned by $1.1 million (2019: 2.5 million and 2018: null).

COPA HOLDINGS, S. A. AND SUBSIDIARIES

Notes to the consolidated financial statements

The following were the principal actuarial assumptions at the reporting date:

	2020	2019	2018
Economic assumptions -
Discount rate	2.0%	2.5%	3.9%
Compensation - salary increase	4.0%	4.0%	4.0%

Demographic assumptions -
Mortality	Panama expirence	RP - 2000 no collar	RP -2000 no collar
Termination	2003 SoA pension plan	13% all ages	13% all ages
Retirement
Males	62 years
Females	57 years

Reasonably possible changes at the reporting date to one of the relevant actuarial assumptions, holding other assumptions constant, would have affected the defined benefit obligation by the amount shown below:

	December, 31 2020		December, 31 2019		December, 31 2018
	Increase	Decrease	Increase	Decrease	Increase	Decrease
Discount rate (0.5% movement)	$2,318	$(2,554)	$709	$(751)	$538	$(569)

The sensitivity analyses above have been determined based on a method that extrapolates the impact on the defined benefit obligation as a result of reasonable changes in key assumptions occurring at the end of the reporting period. The sensitivity analyses are based on a change in a significant assumption, keeping all other assumptions constant. The sensitivity analyses may not be representative of an actual change in the defined benefit obligation as it is unlikely that changes in assumptions would occur in isolation from one another.

The following payments are expected contributions to the defined benefit plan in future years:

	2020	2019
Up to one year	$2,299	$5,169
One to five years	8,777	14,008
Over five years	14,112	14,049

Total expected payments	$25,188	$33,226

The average duration of the defined benefit plan obligation at the end of the reporting period is 9.0 years.

COPA HOLDINGS, S. A. AND SUBSIDIARIES

Notes to the consolidated financial statements

16.	Intangible assets

		Other intangibles assets
		License and	Intangible
	Goodwill	software rights	in process	Total
Cost -
Balance at January 1, 2018	$20,380	$74,683	$30,891	$125,954
Additions	—	2,711	27,471	30,182
Disposals	—	—	—	—
Reclassifications	—	16,730	(16,730)	—

Balance at December 31, 2018	$20,380	$94,124	$41,632	$156,136
Additions	—	8,503	16,962	25,465
Disposals	—	(86)	—	(86)
Reclassifications	—	40,660	(40,660)	—

Balance at December 31, 2019	$20,380	$143,201	$17,934	$181,515
Additions	—	4,378	12,041	16,419
Disposals	—	(5,546)	—	(5,546)
Reclassifications	—	13,975	(13,975)	—

Balance at December 31, 2020	$20,380	$156,008	$16,000	192,388

Accumulated amortization and impairment -
Balance at January 1, 2018	$—	$(44,839)	$—	$(44,839)
Amortization for the year	—	(10,129)	—	(10,129)
Disposals	—	—	—	—

Balance at December 31, 2018	$—	$(54,968)	$—	$(54,968)
Amortization for the year	—	(18,437)	—	(18,437)
Disposals	—	6	—	6

Balance at December 31, 2019	$—	$(73,399)	$—	$(73,399)
Amortization for the year	—	(25,493)	—	(25,493)
Impairment	—	—	(1,020)	(1,020)
Disposals	—	3,092	—	3,092

Balance at December 31, 2020	$—	$(95,800)	$(1,020)	$(96,820)

Carrying amounts -
At December 31, 2018	$20,380	$39,156	$41,632	$101,168

At December 31, 2019	$20,380	$69,802	$17,934	$108,116

At December 31, 2020	$20,380	$60,208	$14,980	$95,568

Goodwill

For impairment testing, goodwill acquired through business combinations is allocated to the air transportation CGU which is also the operating and reportable segment of the Company. Goodwill is tested for impairment annually as at September 30 and when circumstances indicate that the carrying value may be impaired. The Company considers the relationship between its market capitalization and its book value, among other factors, when reviewing for indicators of impairment. On December 31, 2020, the market capitalization of the Company was below the book value of its equity, indicating a potential impairment of goodwill and impairment of the assets of the operating segment. In addition, the overall decline in air transportation around the world, as well as the ongoing economic uncertainty, have led to a decreased demand in the CGU.

The recoverable amount of the CGU of $2.5 billion (2019: $4.3 billion) has been determined based on a value in use calculation using cash flow projections from financial budgets approved by senior management covering a five-year period. The pre-tax discount rate applied to cash flow projections is 13.8% (2019: 13.5%) and the cash flows beyond the five-year period are extrapolated using a 4.5% (2019: 3.0%) growth rate. It was concluded that no impairment charge is necessary since the estimated recoverable amount of the CGU exceed its carrying value.

COPA HOLDINGS, S. A. AND SUBSIDIARIES

Notes to the consolidated financial statements

The calculations of value in use of the CGU are sensitive to the following main assumptions:

•	Revenue – the Company calculated the projected passenger revenue based on the current beliefs, expectations, and projections about future events and financial trends affecting its business.

•

Cash flows—determination of the terminal value is based on the present value of the Company’s cash flows in perpetuity. When estimating the cash flows for use in the residual value calculation, it is essential to clearly define the normalized cash flows level, the appropriate discount rate for the degree of risk inherent in that return stream, and a constant future growth rate for the related cash flows. To estimate the value, the Gordon Growth Model was used.

•

Discount rates – The selected pre-tax rate of 13.8% represents the current market assessment of the risks specific to the CGU, taking into consideration the time value of money and individual risks of the underlying assets that have not been incorporated in the cash flow estimates. The discount rate calculation is based on the specific circumstances of the Company and its operating segment and is derived from its pre-tax weighted average cost of capital (WACC). The WACC takes into account both debt and equity. The cost of equity is derived from the expected return on investment by the Company’s investors. The cost of debt is based on the interest-bearing borrowings the Company is obliged to service. Segment-specific risk is incorporated by applying individual beta factors. The beta factors are evaluated annually based on publicly available market data.

A rise in the discount rate to 15.2% (i.e., +1.4%) would result in an impairment.

Other intangible assets

Intangible assets in process

Intangible assets in process as of December 31, 2020 and 2019 mainly comprise the development of operational systems.

During 2020, the Company capitalized $10.8 million on marketing, sales and human resources programs. During 2019, the Company capitalized $23.6 million of the new tickets reservation system.

As of December 31, 2020 the amount of $1.0 million recognized as “Impairment of non-financial assets” in the consolidated statement of profit or loss, is related to intangibles in process that will not continue to develop as consequence of the Covid-19 pandemic.

In addition, the Company identified and wrote-off $2.5 million, net of amortization related to capitalized software that were discontinued as a result of the COVID-19 pandemic.

COPA HOLDINGS, S. A. AND SUBSIDIARIES

Notes to the consolidated financial statements

17.	Other assets

	2020	2019
Current -
Interest receivable	$6,457	$12,838
Other	1,348	1,368

	7,805	14,206
Non-current -
Guarantee deposits	3,010	4,121
Deposits for litigation	8,126	10,548
Other	3,212	3,212

	14,348	17,881

	$22,153	$32,087

Guarantee deposits are mainly amounts paid to fuel suppliers, as required at the inception of the agreements (see note 23).

Deposit for litigation is cash deposited into the escrow account until the related dispute is settled (see note 21).

18.	Loans and borrowings

	2020
	Due through	Effective rates ranged	Carrying Amount
Long-term fixed rate debt	2029	1.49% to 4.45%	663,293
Long-term variable rate debt	2029	0.42% to 1.66%	279,778
Senior convertible notes	2025	14.68%	220,829

			1,163,900
Current maturities			(127,946)

Loans and borrowings long-term			$1,035,954

	2019
	Due through	Effective rates ranged	Carrying Amount
Long-term fixed rate debt	2029	1.49% to 4.90%	736,790
Long-term variable rate debt	2029	2.15% to 3.50%	323,975

			1,060,765
Current maturities			(122,582)

Loans and borrowings long-term			$938,183

COPA HOLDINGS, S. A. AND SUBSIDIARIES

Notes to the consolidated financial statements

Maturities of the loans and borrowings for the next five years are as follows:

Year ending December 31, 2021	127,946
2022	116,767
2023	96,132
2024	158,459
2025	375,385
Thereafter	289,211

$1,163,900

Senior convertible notes

In April 2020, the Company issued Senior Convertible Notes (“notes”) in the total principal amount of $350.0 million maturing on April 15, 2025, in a private offering to qualified institutional buyers pursuant to Rule 144A under the Securities Act of 1933, as amended (the “Securities Act”).

The notes are senior, unsecured obligations of the Company and will accrue interest at a rate of 4.50% per annum, payable semi-annually in arrears on April 15 and October 15 of each year.

Noteholders have the right to convert their notes only upon the occurrence of certain events. From and after October 15, 2024, noteholders may convert their notes at any time at their election until the close of business on the second scheduled trading day immediately before the maturity date. The Company will settle conversions by paying or delivering, as applicable, cash, shares of their Class A common stock or a combination of cash and shares of their Class A common stock, at the Company’s election. The initial conversion rate is 19.3564 shares per $1,000 principal amount of notes, which represents an initial conversion price of approximately $51.66 per share of Class A common stock and will be subject to adjustment upon the occurrence of certain events.

The net proceeds from the offering, after deducting the initial purchasers’ discounts, commissions and other transaction costs is as follows:

	Nominal issue	Cost assigned to the debt host liability	Net funding
Date
April 30, 2020	$350,000	$(7,102)	$342,898

The Company used the net proceeds from the offering for general corporate purposes.

The notes are redeemable, in whole or in part, for cash at the Company’s option at any time, and from time to time, on or after April 17, 2023 and on or before the 40th scheduled trading day immediately before the maturity date, but only if the last reported sale price per share of the Company’s Class A common stock exceeds 130% of the conversion price for a specified period of time. In addition, the notes are redeemable, in whole and not in part, at the Company’s option in connection with certain changes in tax law at any time. The redemption price will be equal to the principal amount of the notes to be redeemed, plus accrued and unpaid interest, if any, to, but excluding, the redemption date, plus a make-whole premium.

The component corresponding to the conversion feature of the notes is recorded an embedded derivative under “Derivative financial instruments” in the consolidated statement of financial position. The fair value of the embedded derivative at initial recognition was $138.4 million. At December 31, 2020, the fair value was $245.6 million and the Company recorded an unrealized loss of $107.1 recorded as “Net change in fair value of derivatives” in the consolidated statement of profit or loss (see note 28.6).

COPA HOLDINGS, S. A. AND SUBSIDIARIES

Notes to the consolidated financial statements

Long term debt and loan payable

As of December 31, 2020, long-term fixed rate debt included $579.7 million (2019: $608.3 million) and long-term variable debt included $202.6 million corresponding to aircraft acquisitions using JOLCO arrangements (2019: $225.2 million).

As of December 31, 2020 the Company had $160.7 million (2019: $227.3 million) of outstanding indebtedness that is owed to financial institutions under financing arrangements guaranteed by the Export-Import Bank of the United States. The Export-Import Bank guarantees support 80% of the net purchase price of the aircraft and are secured with a first priority mortgage on the aircraft in favor of a security trustee on behalf of Export-Import Bank.

The Company’s Export-Import Bank supported financings are amortized on a quarterly basis, are denominated in U.S. dollars, and originally bear interest at a floating rate linked to LIBOR. The Export-Import Bank guaranteed facilities typically offer an option to fix the applicable interest rate. The Company has exercised this option with respect to $83.6 million as of December 31, 2020 (2019: $128.1 million).

The detail of finance cost and income is as follows:

	2020	2019	2018
Finance income -
Interest income on short-term bank deposits	$543	$1,432	$1,670
Interest income on investment	19,420	22,973	21,958

	$ 19,963	$ 24,405	$ 23,628

Finance cost -
Interests expense on bank loans	$(29,711)	$(36,676)	$(34,687)
Interests expense on senior convertible notes	(23,571)	—	—
Interest on factoring	(256)	(1,316)	(1,163)
Interest on lease liabilities (see note 14)	(10,734)	(14,140)	(14,975)
Other finace cost	(8,773)	(5,300)	—

	$(73,045)	$(57,432)	$(50,825)

COPA HOLDINGS, S. A. AND SUBSIDIARIES

Notes to the consolidated financial statements

Changes in liabilities arising from financing activities:

			Non-cash movements
	2019	Cash flows	Foreign exchange movement	Leases	Concession Covid-19	Other	2020
Loans and borrowings	$1,060,765	$220,812	$—	$—	$—	$(117,677)	$1,163,900
Lease liability	304,564	(93,213)	(347)	19,995	(489)	—	230,510
Dividends payable	—	(33,990)	—	—	—	—	(33,990)

Total liabilities from financing activities	$1,365,329	$93,609	$(347)	$19,995	$(489)	$(117,677)	$1,360,420

			Non-cash movements
	2018	Cash flows	Foreign exchange movement	Leases	Concession Covid-19	Other	2019
Loans and borrowings	$1,293,541	$(331,827)	$—	$—	$—	$99,051	$1,060,765
Lease liability	375,683	(103,069)	(84)	32,034	—	—	304,564
Dividends payable	—	(110,438)	—	—	—	—	(110,438)

Total liabilities from financing activities	$1,669,224	$(545,334)	$(84)	$32,034	$—	$99,051	$1,254,891

The column “Leases” includes the non-cash additions to right-of-use assets and lease liabilities.

The “Concession Covid-19” column disclose the reduction or absence of cash outflows that arise from rent concessions to which the Company has applied the practical expedient.

For the year ended December 31, 2020 the column “Other” includes the recognition of the embedded derivative of the Notes recorded at its fair value at the inception of the transaction and the effect of accrued but not yet paid interest on loans and borrowings. For the year ended December 31, 2019, also includes the non-cash investing and financing transactions related to the acquisition of new aircraft financed using the JOLCO structure.

The Company classifies interest paid as cash flows from operating activities.

19.	Trade, other payables and financial liabilities

	2020	2019
Account payables	$63,461	$119,332
Account payables to related parties	2,970	14,086

	66,431	133,418
Others	252	84

	$66,683	$133,502

See details of the account due to related parties in note 23.

20.	Accrued expenses payable

	2020	2019
Accruals and estimations	$23,589	$4,616
Labor related provisions	6,541	44,401
Liability for social security contributions	3,275	5,617
Other	590	739

	$33,995	$55,373

COPA HOLDINGS, S. A. AND SUBSIDIARIES

Notes to the consolidated financial statements

As of December 31, 2020 and 2019, accruals and estimations include the estimated balance of the current portion of the long term provisions (see note 21).

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

21.	Other long-term liabilities

	Provision for litigations	Provision for return condition	Dismantling provision	Other long-term liabilities	Total
Balance at January 1, 2020	$12,961	$133,014	$24,327	$25,535	$195,837
Increases	59	41,051	—	685	41,795
Used	—	—	—	(4,047)	(4,047)
Adjustment	—	—	(178)	—	(178)
Effect of movements in exchange rates	(2,108)	—	—	—	(2,108)
Unused amounts reversed	(990)	—	—	—	(990)
Unwinding of discount and changes in the discount rate	—	8,773	832	—	9,605

Balance at December 31, 2020	$9,922	$182,838	$24,981	$22,173	$239,914

Current	—	17,283	1,931	4,375	23,589
Non-current	9,922	165,555	23,050	17,798	216,325

	$9,922	$182,838	$24,981	$22,173	$239,914

Provision for litigation

Provisions for litigation in process and expected payments related to labor legal cases.

The Company is the plaintiff in an action in October 2003 against Empresa Brasileira de Infraestrutura Aeroportuária (“INFRAERO”), Brazil’s airport operator, the legality of the Additional Airport Tariffs (Adicional das Tarifas Aeroportuárias, or ATAERO), which is a 50% surcharge imposed on all airlines which fly to Brazil. Similar suits have been filed against INFRAERO by other major airline carriers. In this case, the court of first instance ruled in favor of INFRAERO and the Company has appealed the judgment. While the litigation is still pending, the Company continues to pay the ATAERO amounts due into an escrow account and as of December 31, 2020, the aggregate amount in such account totaled $8.1 million (2019: $10.4 million).

In the event that the Company receives a final unfavorable judgment it will be required to release the escrowed fund to INFRAERO and will not be able to recover such amounts. The Company does not, however, expect the release of such amounts to have a material impact on its financial results since these amounts already had been expensed.

Provision for return condition

For operating leases, the Company is contractually obliged to return aircraft in an agreed-upon condition. The Company accrues for return conditions related to aircraft held under operating leases throughout the duration of the lease. As of December 31, 2020, the estimated balance of the current portion of this provision amounts to $17.4 million, presented as “Accrued expenses payable” in the consolidated statement of financial position (see note 20).

The unwinding of the discount and changes in the discount rate is expensed as incurred and recognized in the statement of profit or loss as a finance cost.

COPA HOLDINGS, S. A. AND SUBSIDIARIES

Notes to the consolidated financial statements

Dismantling provision

For leases under IFRS 16 the Company recognizes a dismantling provision to estimate the costs for work required to be performed just before the redelivery of the aircraft to the lessors and which does not depend of the aircraft utilization. As of December 31, 2020, the estimated balance of the current portion of this provision amounts to $1.9 million, presented as “Accrued expenses payable” in the consolidated statement of financial position (see note 20).

Other long-term liabilities

Other long-term liabilities include principally the provision for maintenance which mainly include the accrual of formal agreements with third parties for operational maintenance events. The cost of these agreements is billed by power by the hour and charged to the consolidated statement of profit or loss. As of December 31, 2020, the provision for maintenance amounts to $19.0 million (2019: $22.4 million) and the Company has presented the estimated balance of the current portion of this provision as “Accrued expenses payable” in the consolidated statement of financial position (see note 20).

Other long-term liabilities also include the provision for the non-compete agreement created for payment to senior management related to covenants not to compete with the Company in the future (relative to the $3.0 million trust fund). This provision is accounted for as “Other long-term employee benefits” under IAS 19R Employee benefits. The accrued amount is revalued annually using the projected benefit method as required by IAS 19R (see note 23 - Compensation of key management personnel).

22.	Income taxes

	2020	2019	2018
Current taxes expense -
Current period	$(14,032)	$(55,847)	$(35,258)
Adjustment for prior period	162	693	261

	$(13,870)	$(55,154)	$(34,997)
Deferred taxes expenses -
Origination and reversal of temporary differences	37,587	8,717	467

Total income tax	$23,717	$(46,437)	$(34,530)

During the year 2018, the deferred tax balances have been re-measured as a result of the change in Colombia’s income tax rate, 31% and 30% for the taxable year 2021 and 2022, respectively according to the law N°1943 published on December 28, 2018. Deferred tax expected to reverse in the year 2021, has been measured using the effective rate that will apply for Copa Airlines (25%), Copa Colombia (31%) and OVAL (21%)

COPA HOLDINGS, S. A. AND SUBSIDIARIES

Notes to the consolidated financial statements

The balances of deferred taxes are as follows:

	Statement of financial position		Statement of profit or loss
	2020	2019	2020	2019	2018
Deferred tax liabilities
Maintenance deposits	$(23,891)	$(29,863)	$(5,972)	$—	$3,277
Prepaid dividend tax	—	(7,403)	(7,403)	(1,456)	(5,244)
Property and equipment	2,108	(2,896)	(5,004)	(4,500)	(2,136)
Other	(1,500)	(4,690)	(3,190)	(1)	641
Set off tax	1,093	1,455	362	414	(63)

	$(22,190)	$(43,397)	$(21,207)	$(5,543)	$(3,525)
Deferred tax assets
Provision for return conditions	$12,665	$10,095	$(2,570)	$(2,959)	$723
Air traffic liability	2,486	2,039	(447)	(247)	(511)
Other provisions	624	6,826	6,202	(2,139)	(271)
Tax loss	20,913	1,710	(19,203)	2,585	3,054
Set off tax	(1,093)	(1,455)	(362)	(414)	63

	$35,595	$19,215	$(16,380)	$(3,174)	$3,058

	$13,405	$(24,182)	$(37,587)	$(8,717)	$(467)

At December 31, 2020 the deferred tax assets include tax losses carried forward of $11.8 million in Copa Airlines and $9.1 million in Copa Colombia ($1.7 million at December 2019). The Company has concluded that the deferred assets will be recoverable using the estimated future taxable income based on the approved business plans for the subsidiary. The Company expects to use the tax losses of Copa Airlines from 2023 for 3 years and the tax losses of Copa Colombia within the next 7 years beginning from 2022.

At December 31, 2020 the company does not have aggregate amount of temporary differences associated with investments in subsidiaries, for which deferred tax liabilities have not been recognized for the tax losses of the year (2019: $272.5 million).

Reconciliation of the effective tax rate is as follows:

	Tax rate	2020	Tax rate	2019	Tax rate	2018
Net income		$(607,062)		$247,002		$88,198
Total income tax expense		(23,717)		46,437		34,530

Profit excluding income tax		(630,779)		293,439		122,728

Income taxes at Panamanian statutory rates	25.0%	(157,695)	25.0%	73,360	25.0%	30,682
Stations - Taxable / Panama	(13.2%)	83,071	(13.7%)	(40,205)	(19.3%)	(23,745)
Stations - Taxable / Non Panama	(1.5%)	9,850	2.4%	7,043	9.0%	11,052
Stations - Non Taxable / Non Panama	(5.3%)	33,728	(4.9%)	(14,444)	3.3%	4,106
Dividend tax	(1.2%)	7,491	7.2%	21,376	10.3%	12,696
(Over) under provided in prior periods	0.0%	(162)	(0.2%)	(693)	(0.2%)	(261)

Provision for income taxes	3.8%	$(23,717)	15.8%	$46,437	28.1%	$34,530

COPA HOLDINGS, S. A. AND SUBSIDIARIES

Notes to the consolidated financial statements

23.	Accounts and transactions with related parties

	2020	2019
Account receivable -
Banco General, S.A.	$1,231	$24
Panama Air Cargo Terminal	186	101
Petróleos Delta, S.A.	12	22

	$1,429	$147

Account payable -
Petróleos Delta, S.A.	$2,476	$13,330
Assa Compañía de Seguros, S.A.	358	283
Desarrollos Inmobiliarios del Este, S.A.	51	20
Panama Air Cargo Terminal	40	250
Galindo, Arias & López	36	—
Cable Onda, S.A.	9	20
Banco General, S.A.	—	151
Motta International, S.A.	—	32

	$2,970	$14,086

Transactions with related parties for the year ended December 31 are as follows:

		Amount of transaction	Amount of transaction	Amount of transaction
Related party	Transaction	2020	2019	2018
Petróleos Delta, S.A.	Purchase of jet fuel	$102,702	$376,765	$398,733
ASSA Compañía de Seguros, S.A.	Insurance	7,147	11,215	9,735
Desarrollo Inmobiliario del Este, S.A.	Property leasing	3,301	4,017	3,838
Profuturo Administradora de Fondos
de Pensión y Cesantía	Payments	2,839	5,145	4,716
Panama Air Cargo Terminal	Handling	2,037	3,522	5,849
Motta International	Purchase	550	1,854	1,585
Cable Onda, S.A.	Communications	703	1,396	1,687
Galindo, Arias & López	Legal services	236	309	490
GBM International, Inc.	Technological support	146	240	231
Global Brands, S.A.	Purchase	31	108	55
Televisora Nacional, S.A.	Communications	13	—	—
Banco General, S.A.	Interest income	$(2,657)	$(4,181)	$(3,781)

Banco General, S.A.: The Company’s controlling shareholders have a vote and a decision within the board of directors of BG Financial Group, which is the controlling company of Banco General. Likewise, Banco General, S. A. owns ProFuturo Administradora de Fondos de Pensión y Cesantía S.A., which manages the Company’s reserves for pension purposes. Also the Company has interest receivable by $1.0 million (2019: $2.1 million) due to short and long term time deposits in this financial institution.

Petróleos Delta, S.A.: Since 2005, the fuel company entered into a contract with the Company to meet its jet fuel needs. The contract’s term is two years, and the last contract subscribed was on June, 2020.

While the Company’s controlling shareholders do not hold a controlling equity interest in Petróleos Delta, S.A., various members of the Company’s Board of Directors are also board members of Petróleos Delta, S. A.

ASSA Compañía de Seguros, S. A.: An insurance that provide substantially all of the Company’s insurance policies. While the Company’s controlling shareholders do not hold a controlling equity interest in ASSA Compañía de Seguros, S. A., various members of the Company’s Board of Directors are also board members of ASSA Compañía de Seguros, S. A.

COPA HOLDINGS, S. A. AND SUBSIDIARIES

Notes to the consolidated financial statements

Desarrollo Inmobiliario del Este, S. A.: The Company leases five floors consisting of approximately 105,981 square feet of the building from Desarrollo Inmobiliario, an entity controlled by the same group of investors that controls Corporación de Inversiones Aéreas, S. A. (“CIASA”). CIASA owns 100% of the class B shares of the Company. This contract is a lease contract under IFRS 16.

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

Televisora Nacional, S.A.: This Panamanian television channel provide broadcasting services. A member of the Company’s Board of Directors is shareholder of Televisora Nacional, S. A.

Compensation of key management personnel

Key management personnel compensation is as follows:

	2020	2019	2018
Short-term employee benefits	$3,177	$4,969	$6,104
Post-employment pension	61	95	117
Share-based payments	2,362	3,246	5,092

	$5,600	$8,310	$11,313

The Company has not set aside any additional funds for future payments to executive officers, other than one pursuant to a non-compete agreement for $3.0 million established in 2006 (see note 21).

24.	Equity

Common stock

The authorized capital stock consists of 80 million shares of common stock without par value, divided into Class A shares, Class B shares, and Class C shares. As of December 31, 2020, the Company had 33,861,872 Class A shares issued (2019: 33,835,747) and 31,421,265 shares outstanding (2019: 31,337,856), 10,938,125 Class B shares issued and outstanding (2019: 10,938,125) and no Class C shares outstanding. Class A and Class B shares have the same economic rights and privileges, including the right to receive dividends.

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

During the first quarter of 2020, the Company paid dividends in the amount of $80 cents per share. Given the uncertainty related to the Covid-19 pandemic, including the effect on future air travel demand, on April 26, 2020 the Board of Directors postponed dividend payments for the remaining quarters of 2020.

In 2019, the Company paid quarterly dividends in the amount of $65 cents per share.

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

The total compensation cost recognized for non-vested stock and options awards amounts to $5.3 million, $6.1 million, and $7.1 million in 2020, 2019, and 2018, respectively, and was recorded as a component of “Wages, salaries, benefits and other employees’ expenses” within operating expenses.

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

COPA HOLDINGS, S. A. AND SUBSIDIARIES

Notes to the consolidated financial statements

A summary of the terms and conditions, properly approved by the Compensation Committee of our Board of Directors, relating to the grants of the non-vested stock award under the equity compensation plan is as follows:

Grant date	Number of instruments	Vesting conditions	Contractual life
April, 2015	4,915	15% first three anniversaries 25% fourth 30% fifth anniversary	5 years
June, 2015	5,839	15% first three anniversaries 25% fourth 30% fifth anniversary	5 years
February, 2016	147,000	15% first three anniversaries 25% fourth 30% fifth anniversary	5 years
February, 2016	63,000	Fifth anniversary	5 years
May, 2016	7,899	15% first three anniversaries 25% fourth 30% fifth anniversary	5 years
February, 2017	22,012	One-third every anniversary	3 years
February, 2017	11,980	One-third every anniversary	3 years
February, 2017	2,237	Third anniversary	3 years
February, 2018	21,556	7% first month 31% first three anniversaries	3 years
February, 2018	14,379	33% first three anniversaries	3 years
February, 2018	1,316	15% first three anniversaries 25% fourth 30% fifth anniversary	5 years
July, 2018	6,104	Third anniversary	3 years
February, 2019	15,951	1% first month 33% first three anniversaries	3 years
June, 2019	9,256	33% first three anniversaries	3 years
June, 2019	977	33% first three anniversaries	3 years
August, 2019	1,039	33% first three anniversaries	3 years
December, 2019	1,724	100% first anniversary	1 year
February, 2020	24,650	1% first month 33% first three anniversaries	3 years
December, 2020	3,551	100% first anniversary	1 year

Non-vested stock awards were measured at their fair value on the grant date. For the 2020 grants, the fair value of these non-vested stock awards amounts to $93.99 per share (2019: $96.46).

COPA HOLDINGS, S. A. AND SUBSIDIARIES

Notes to the consolidated financial statements

A summary of the non-vested stock award activity under the plan as of December 31, 2020, 2019 and 2018 with changes during these years is as follows (in number of shares):

	2020	2019	2018
Non-vested as of January 1	211,205	271,904	304,153
Granted	28,201	28,947	43,355
Vested	(83,409)	(80,170)	(72,045)
Forfeited	(2,076)	(9,476)	(3,559)

Non-vested as of December 31	153,921	211,205	271,904

The Company uses the accelerated attribution method to recognize the compensation cost for awards with graded vesting periods. The Company estimates that the remaining compensation cost, not yet recognized for the non-vested stock awards, amounts to $1.9 million (2019: $4.0 million), with a weighted average remaining contractual life of 1.6 years (2019: 2.1 years). Additionally, the Company estimates that the 2021 compensation cost related to these plans amounts to $1.4 million.

The Company plans to make additional equity-based awards under the plan from time to time, including additional non-vested stock and stock option awards. The Company anticipates that future employee non-vested stock and stock option awards granted pursuant to the plan will generally vest over a three to five-year period and the stock options will carry a ten-year term.

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

The computation of the (losses) income and share data used in the basic and diluted (loss) earnings per share is as follows:

	2020	2019	2018
Basic earnings per share -
Net (loss) income	$(607,062)	$247,002	$88,198
Weighted-average shares outstanding	42,338	42,258	42,182
Non-vested dividend participating awards	170	225	274

	42,508	42,483	42,456

	(14.28)	5.81	2.08

COPA HOLDINGS, S. A. AND SUBSIDIARIES

Notes to the consolidated financial statements

27.	Commitments and contingencies

Purchase contracts

As of December 31, 2020, the Company had one purchase contract with Boeing entailing sixty- (60) firm orders of Boeing 737 MAX aircraft, agreed to be delivered between 2021 and 2027.

The aircraft and engines contractual obligations net of discounts and pre-delivery payments, including estimated amounts for contractual price escalation, are as follows:

Year ending December 31, 2021	560,914
2022	201,544
2023	408,145
2024	439,433
2025	514,549
Thereafter	850,823

$2,975,408

As of December 31,2020 the Company has paid $410.9 million (2019: $468.8 million) in predelivery deposits related to the purchase contract with Boeing for the 737 MAX aircraft.

From March 2019 to November 18, 2020, the Federal Aviation Administration (FAA) grounded all U.S. registered Boeing 737 MAX aircraft an action that was followed by most of the world’s aviation regulators, including Panamanian aviation regulators. As a consequence, during February 2021, the Company has reached an agreement with Boeing regarding compensation related to the damages that it has suffered during this period. Terms remain confidential (see note 29).

Labor unions

Approximately 66.3% of the Company’s 5,667 employees are unionized. There are currently nine (9) union organizations, five (5) covering employees in Panama and four (4) covering employees in Colombia. The Company traditionally had good relations with its employees and with all the unions and expects to continue to enjoy good relations with its employees and the unions in the future.

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

The four (4) unions covering employees in Colombia are: the pilots’ union (ACDAC), the flight attendants’ union (ACAV), the industry union (SINTRATAC), and the Mechanics Union (ACMA), approximately 39.0% of the Company’s 418 employees are unionized.

COPA HOLDINGS, S. A. AND SUBSIDIARIES

Notes to the consolidated financial statements

Copa entered into collective bargaining with ACDAC and ACAV in January 2018. ACDAC has not yet resolved and ACAV ended with a new arbitration collective document for two years that expired in September 2020. This new arbitration was authomatically extended until March 2021. Additionally, SINTRATAC and Copa entered into collective bargaining agreement in December 2017 for terms of four years until December 2021. Negotiations with ACMA were resolved by arbitration on December 31, 2015, extending the validation every 6 months from this date, until June 30, 2018. ACMA has not presented a new bill of petition.

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

Lines of credit for working capital and letters of credit

The Company maintained letters of credit with several banks with a value of $44.3 million as of December 31, 2020 (2019: $25.8 million). These letters of credit are pledged mainly for International Air Transport Association (IATA) settlement systems, operating lessors, maintenance providers and airport operators.

The Company has committed unsecured credit facilities of $200.0 million, currently undrawn. In addition, the Company closed a secured revolving credit facility for an initial aggregate amount of $105.0 million. Including this facility, the Company has $305.0 million in unutilized committed credit facilities as of December 31, 2020 (2019: $305.0 million). These credit facilities have been put in place for contingency and working capital purposes.

Tax audit

The Company received notifications from the tax authorities in Panama on February 2020 and in Colombia on November 2020 and March 2016. The Company, along with its tax advisors, has concluded that it is not probable that an outflow of resources embodying economic benefits will be required to settle them, especially considering that the Company has enough arguments to support its position and also taking into consideration that both cases are in the preliminary stages.

In February 2020, the Company received two notifications from the tax authority in Panama related to a tax audit process that began in 2019. The notification includes potentially significant adjustments to the reported dividend tax for the years 2012 to 2016 and income tax 2016. The Company has filed an administrative appeal which is the first legal stage under Panamanian laws. The Company, along with its tax advisors, has concluded that is probable that the Company’s tax position will be upheld. As a result, is not probable that the Company will incur any significant additional tax as result. According to Panamanian laws, the statute of limitations is 3 and 15 years for income tax and dividend tax, respectively.

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

COPA HOLDINGS, S. A. AND SUBSIDIARIES

Notes to the consolidated financial statements

28.1	Fuel price risk

The Company has risks that are common in its industry, related to the price level of aircraft fuel, which can significantly affect its operations, financial position and liquidity.

In the past the Company has entered into financial derivative contracts in an effort to mitigate this risk, but with inconsistent results. The Company has not entered into new fuel hedge contracts, and has adopted a new strategy of remaining unhedged, while regularly reviewing its policies based on market conditions and others factors. As of December 31, 2020 and 2019 , the Company did not have any outstanding fuel hedge contracts.

Fuel price risk is estimated as a hypothetical 10% increase in the December 31, 2020 cost per gallon of fuel. Based on projected 2021 fuel consumption, such an increase would result in an increase to aircraft fuel expense of approximately $21.3 million in 2021 (unaudited). There are no hedged contracts for 2021.

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

The majority of the Company’s obligations are denominated in U.S. dollars. Since Panama uses the U.S. dollar as legal tender, the majority of the Company’s operating expenses are also denominated in U.S. dollars, approximately 65.7% of revenues and 86.0% of expenses. A significant part of our revenue is denominated in foreign currencies, including the Brazilian real, Colombian peso and Argentinian peso, which represented 9.5%, 9.1% and 4.0%, respectively (2019: 8.7%, 8.3% and 4.8% respectively).

COPA HOLDINGS, S. A. AND SUBSIDIARIES

Notes to the consolidated financial statements

Generally, the Company’s exposure to most of these foreign currencies, is limited to the period of up to two weeks between the completion of a sale and the conversion to U.S. dollar. The following chart summarizes the Company’s foreign currency risk exposure (assets and liabilities denominated in foreign currency) as of December 31:

	2020	2019
Assets
Cash and cash equivalents	$12,322	$22,818
Accounts receivable, net	27,670	73,018
Other assets	18,942	15,726

Total assets	$58,934	$111,562
Liabilities
Accounts payable	20,142	51,313
Taxes payable	13,757	37,137
Other liabilities	11,387	18,513

Total liabilities	$45,286	$106,963

Net position	$13,648	$4,599

From time to time the, Company enters into factoring agreements on receivables outstanding on credit card sales in certain countries.

28.3	Credit risk

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

COPA HOLDINGS, S. A. AND SUBSIDIARIES

Notes to the consolidated financial statements

The movement in the allowance for impairment for short and long-term investments at amortized cost for the year ended December 31 was as follows:

	2020	2019
Balance at beginning of year	$(957)	$(1,218)
(Additions)/Reversal	(260)	261

Balance at end of year	$(1,217)	$(957)

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

As a result of the previously explained, the Company evaluates the concentration of risk with respect to trade receivables as low.

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

Although the Company evaluates the concentration of risk with respect to trade receivables as low, and its customers are located in several jurisdictions and operate in largely independent markets, some of them have been affected by Covid-19 to a greater degree than others and therefore be exposed to different risks of default. As a consequence, forward-looking information includes one or more downside scenarios related to the spread of Covid 19, specifically with respect to the categories “Government” and “Cargo and other travel agencies”.

Set out below is the information about the credit risk exposure on the Company’s trade receivables using a provision matrix as of December 31:

	2020
		Days past due
	Total	Current	<30	30-60	60-90	>90
Expected credit loss rate		0.0%	0.1%	2.5%	3.7%	41.5%
Gross carrying amount	$72,172	$50,180	$3,554	$1,867	$1,228	$15,343
Expected credit loss	$6,483	$20	$3	$46	$46	$6,368

	2019
		Days past due
	Total	Current	<30	30-60	60-90	>90
Expected credit loss rate		0.1%	2.3%	3.7%	12.0%	33.3%
Gross carrying amount	$137,499	$111,778	$6,170	$2,786	$1,636	$15,129
Expected credit loss	$5,579	$99	$141	$104	$196	$5,039

COPA HOLDINGS, S. A. AND SUBSIDIARIES

Notes to the consolidated financial statements

28.4	Interest rate and cash flow risk

The income and operating cash flows of the Company are substantially independent of changes in interest rates, because the Company does not have significant assets that generate interest except for surplus cash and cash equivalents and short and long-term investments.

Interest rate risk originates mainly from long-term debt related to aircraft financing. These long-term lease payments at variable interest rates expose the Company to cash flow risk. The Company mitigates this risk by entering into fixed rate financing agreements in at least half of its outstanding debt.

As of December 31, 2020 and 2019, fixed interest rates range from 1.49% to 4.45%, and the main floating rate is LIBOR.

The Company’s earnings are affected by changes in interest rates primarily due to the impact of those changes on interest expenses from variable-rate debt instruments. As of December 31st, 2020 we had $663.3 million of fixed-rated debt and $279.8 million of variable-rated debt. If the interest rate average is 100 basis points more in 2020, the variable-rate debt interest expense would increase by approximately $2.8 million and the estimated fair value of the fixed-rate debt would decreased– by approximately $1.5 million. These amounts are determined by considering the impact of the hypothetical interest rates on the variable-rate debt and marketable securities equivalent balances at December 31, 2020.

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

December 31, 2020

	Note	Carrying amount	Contractual cash flow	Less than twelve months	Between 1 and 4 years	More than 4 years
Non-derivative financial liabilities
Loans and borrowings	18	$1,163,900	$1,287,203	$155,902	$834,145	$297,156
Lease liabitity	14	230,510	246,495	90,244	147,530	8,720
Account payable	19	63,461	63,461	63,461	—	—
Account payable to related parties	19	2,970	2,970	2,970	—	—

		$1,460,841	$1,600,129	$312,577	$981,675	$305,876

December 31, 2019

	Note	Carrying amount	Contractual cash flow	Less than twelve months	Between 1 and 4 years	More than 4 years
Non-derivative financial liabilities
Loans and borrowings	18	$1,060,765	$1,197,635	$146,434	$556,257	$494,944
Lease liabitity	14	304,564	329,029	107,556	212,408	9,065
Account payable	19	119,332	119,332	119,332	—	—
Account payable to related parties	19	14,086	14,086	14,086	—	—

		$1,498,747	$1,660,082	$387,408	$768,665	$504,009

COPA HOLDINGS, S. A. AND SUBSIDIARIES

Notes to the consolidated financial statements

28.6	Fair value measurement

Set out below is a comparison, by class, of the carrying amounts and fair values of the Company’s financial instruments, other than those with carrying amounts that are reasonable approximations of fair values:

		Carrying amount		Fair Value
	Note	2020	2019	2020	2019
Financial assets
Long-term investments	9	119,617	134,347	120,938	155,051

Financial liabilities
Loans and borrowings	18	1,163,900	1,060,765	1,327,282	1,068,961

The fair value of the financial assets and liabilities is the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale.

The management assessed that the fair values of cash and short-term investments, accounts receivables, account payable and other current liabilities approximate their carrying amounts largely due to the short-term maturities of these instruments.

The following methods and assumptions were used to estimate the fair values:

•	Long-term investments in bonds are based on published price quotations in an active market at the reporting date.

•	Debt obligations, financial assets, and financial liabilities are estimated by discounting future cash flows using the Company’s current incremental borrowing for a similar liability.

•	Asset held for sale was determined considering observable quoted prices, in active markets adjusted by the costs to disposal estimated by the Company.

•

Derivative financial instruments is valued by the Company, using a Least Square Monte Carlo pricing method by modelling the different triggers under which the notes can be converted. The market data used to calibrate the model are historical volatility measures based on stock prices of the Company obtained from Bloomberg and a zero-coupon interest rate curve in US$ (US$ Libor 3m Swap curve).

COPA HOLDINGS, S. A. AND SUBSIDIARIES

Notes to the consolidated financial statements

The following chart summarizes the Company’s financial instruments measured at fair value, classified according to the valuation method:

	Fair value measurement as of reporting date
	2020	Quoted prices in active markets (Level 1)	Significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Non - recurring fair value measurements
Assets
Asset held for sale	135,542	—	—	135,542

Total assets	$135,542	$—	$—	$135,542

Recurring fair value measurements
Liabilities
Derivative financial instruments	245,560	—	245,560	—

Total liabilities	$245,560	$—	$245,560	$—

Company’s approach and the key assumptions used to determine the fair value less costs of disposal of the assets held for sale were as follows:

	Unobservable input	Value assigned to key assumption	Approach to determining key assumption
Asset held for sale	Sales price	145,399	Average of purchase proposals received
	Cost of disposal	(9,857)	Estimated based on the Company’s experience with disposal of similar assets.

29.	Subsequent events

Stock Grants

During the first quarter of 2021, the Compensation Committee of the Company’s Board of Directors approved two awards. Awards under these plans will grant approximately 136,654 shares of non-vested stock, which will vest over a period of three to five years. The Company estimates the fair value of these awards to be approximately $11.5 million and the 2021 compensation cost for these plans will be $5.7 million.

Compensation Boeing

During the first quarter of 2021, the Company reached an agreement with Boeing regarding compensation related to the Boeing 737 MAX grounding. As part of the agreement, the Company will receive compensation in the form of certain credits concurrent with future aircraft deliveries and other considerations, including a revised delivery stream.

COPA HOLDINGS, S. A. AND SUBSIDIARIES

Notes to the consolidated financial statements

The updated aircraft contractual obligations net of discounts and pre-delivery payments, including estimated amounts for contractual price escalation as March,31 2021, are as follows:

Year ending December 31, 2021	49,800
2022	187,882
2023	383,231
2024	421,271
2025	487,348
Thereafter	1,893,442

$3,422,974

During the first quarter of 2021, six Boeing 737 MAX aircraft were delivered.

