Form 20-F
period 2021-12-31
Copa Holdings, S.A.
filed 2022-04-04
CIK 1345105

As filed with the Securities and Exchange Commission on April
4
, 2022

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM
20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2021
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
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
Daniel Tapia
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
None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: At December 31, 2021, there were outstanding 41,933,245 shares of common stock, without par value, of which 30,995,120 were Class A shares and 10,938,125 were Class B shares.
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
of the Exchange Act).
☐
  Yes
☒

No

i

Introduction
In this annual report on Form
20-F,
unless the context otherwise requires, references to “Copa Airlines” are to Compañía Panameña de Aviación, S.A., the consolidated operating entity, “Wingo” refers to the low-cost
business model offered by AeroRepública and La Nueva Aerolínea, S.A., and references to “Copa”, “Copa Holdings”, “we”, “us” or the “Company” are to Copa Holdings, S.A. and its consolidated subsidiaries. References to “Class A shares” refer to Class A shares of Copa Holdings, S.A.
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
Presentation of Financial and Statistical Data
Included in this annual report are our audited consolidated statement of financial position as of December 31, 2021 and 2020, and the related audited consolidated statements of profit or loss, comprehensive income or loss, changes in equity and cash flows for the years ended December 31, 2021, 2020 and 2019.
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
Special Note About Forward-Looking Statements
This annual report includes forward-looking statements, principally under the captions “Risk Factors,” “Business Overview” and “Operating and Financial Review and Prospects.” We have based these forward-looking statements largely on our current beliefs, expectations and projections about future events and financial trends affecting our business. Many important factors, in addition to those discussed elsewhere in this annual report, could cause our actual results to differ substantially from those anticipated in our forward- looking statements, including, among other things:

•	general economic, political and business conditions in Panama and Latin America and particularly in the geographic markets we serve;

•	the continued effect of the coronavirus (“COVID-19”) pandemic on our business and the markets in which we operate;

•	our management’s expectations and estimates concerning our future financial performance and financing plans and programs;

•	our level of debt and other fixed obligations;

•	demand for passenger and cargo air service in the markets in which we operate;

•	competition;

•	our capital expenditure plans;

•	changes in the regulatory environment in which we operate;

•	changes in labor costs, maintenance costs, fuel costs and insurance premiums;

•	changes in market prices, customer demand and preferences and competitive conditions;

•	cyclical and seasonal fluctuations in our operating results;

•	defects or mechanical problems with our aircraft;

•	our ability to successfully implement our growth strategy;

•	our ability to obtain financing on commercially reasonable terms; and

•	the risk factors discussed under “Risk Factors” beginning on page 4.
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
Not applicable.

B.	Capitalization and Indebtedness
Not applicable.

C.	Reasons for the Offer and Use of Proceeds
Not applicable.

D.	Risk Factors
Risks Relating to the
COVID-19
Pandemic
The
COVID-19
pandemic has had and is expected to continue to have a material adverse impact on our business.
The spread of
COVID-19
and the global pandemic had a significant adverse impact on all aspects of our business. In response to the pandemic, many governments around the world implemented a variety of aggressive measures to reduce the spread of the virus, including travel restrictions, bans and vaccination requirements. As a result, we and the broader air travel industry have suffered unprecedented reductions in demand, which has significantly affected our business, financial condition and operating results. This adverse effect, however to a lesser extent, may continue after the virus is contained, particularly if economic conditions, as well as government regulation and consumer attitudes toward air travel change in a lasting way that reduces the effectiveness of our hub-and-spoke
or
low-cost
business models.
As a result of the travel restrictions imposed by the governments of the countries in which we operate, including the Panamanian authorities’ suspension of commercial operations to and from Panama, we suspended all commercial flights on March 22, 2020. On August 14, 2020, the Company restarted limited scheduled commercial operations, subject to Panama’s health control restrictions on the number of flights and on entry for non-citizens
and
non-residents
to Panama. These restrictions were subsequently lifted on October 11, 2020. The Company has been gradually increasing capacity since then. The ramp up of our operations have been steady. As of June 15, 2021, we resumed service at our six-bank
hub at Tocumen International Airport. Our operations have grown steadily during this period. In December 2021, we operated at 88% of the December 2019 capacity. However, we continue to evaluate demand levels, the easing or lifting of travel restrictions, and advisories and changes of health conditions in markets we serve. Reduction of demand levels and new restrictions imposed by governments could require us to reduce flight frequencies and destinations, and consequently, to re-evaluate
the size of our fleet, our network and our workforce levels going forward.
Laws, regulations, orders, or other government actions that require employees or passengers to be vaccinated in the countries in which we operate could materially adversely affect the Company’s operations. Vaccination requirements for international travelers could negatively impact demand in certain of our markets. For example, the Argentine, Canadian, Chilean and United States governments have required international passengers traveling into each country to be vaccinated or comply with certain quarantine and testing requirements. Additionally, to the extent that our employees or third-party vendors and service providers are subject to vaccination regulations, the Company’s operations could be materially adversely affected should these individuals be unable or unwilling to comply with the applicable requirements.

The
COVID-19
pandemic has had, and may continue to have, a material adverse impact on the Company’s operations. The extent of the future impact of
COVID-19
on the Company’s operational and financial performance will depend on future developments, including, but not limited to, the scope and severity of the pandemic related travel advisories and restrictions, the availability and effectiveness of vaccines, the effectiveness of available vaccines against variants of the virus, the duration and severity of the impact of
COVID-19
on overall demand for air travel, and its economic impact, all of which are highly uncertain and cannot be predicted. Pilots, flight attendants and other employees testing positive for COVID has resulted and may result in flight cancellations or may require us to otherwise scale back services. If the Company’s operations were to shut down or significantly reduced levels for an extended period, or if governments implement permanent travel restrictions, including enhanced
COVID-19-related
screening measures that may apply to our personnel and/or the traveling public, our results of operations would be materially adversely affected, and we may have to take additional actions to preserve our long- term sustainability.
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
As of December 31, 2021, we had approximately $1.0 billion in cash, cash equivalents, and short-term investments. Our continued access to sources of liquidity depends on multiple factors, including global economic conditions, government regulation, the condition of global financial markets, the availability of sufficient amounts of financing and our operating and financial performance. There is no guarantee that these additional sources of financing will be available on commercially reasonable terms or at all, and there is no guarantee that we will be successful in implementing our other outlined strategic initiatives, in which case we may need to seek other sources of funding. In addition, the terms of future debt agreements could include restrictive covenants, which could restrict our business operations.
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
The Company can provide no assurance that a material impairment loss of assets will not occur in a future period, and the risk of future material impairments has been significantly heightened as result of the effects of the
COVID-19
pandemic on our flight schedules and business. The value of the Company’s aircraft could also be impacted in future periods by changes in supply and demand for these aircraft. These changes in supply and demand for certain aircraft types could result from the continued or additional future grounding of aircraft. An impairment loss could have a material adverse effect on the Company’s financial condition, operating results and ability to secure financing.
The
COVID-19
pandemic is having a significant negative impact on the economies of the countries in which we operate, which is reducing demand for travel.
Travel expenditures are sensitive to personal and business discretionary spending levels and grow more slowly or decline during economic downturns. A substantial portion of our assets are located in Panama and a significant portion of our passengers’ trips either originate or end in Panama. Furthermore, a large majority of Copa’s flights operate through our hub at Tocumen International Airport. As a result, we depend on economic and political conditions prevailing from time to time in Panama. We also derive a substantial portion of our revenues from Colombia, Brazil, the United States, and other countries in Latin America.
The
COVID-19
pandemic has significantly and negatively impacted the global economy, including in Panama and other countries where we operate. The pandemic has resulted in increased unemployment, reduced financial capacity of both business and leisure travelers, diminished liquidity and credit availability, declines in consumer confidence and discretionary income, large devaluations in the currencies of many countries in Latin America, and general uncertainty about economic stability. Although we have seen partial economic recovery, we cannot predict the impact future
COVID-19
variants may have on our economic recovery nor can we predict when our business operations will return to pre
COVID-19
levels. This may not occur until well after the broader global economy begins to improve. We cannot predict the effect the
COVID-19
pandemic could have on long-term demand for air travel even once broader global economic conditions improve and travel restrictions are eased or lifted, including whether the increased usage of video conferencing technology results in a permanent reduction in business travel, or whether our hub-and-spoke
or
low-cost
business models will be effective in a changed demand environment. We cannot predict the magnitude, length or recurrence of these impacts to the global economy, which have impacted, and may continue to impact demand for travel and lead to reduced spending on the services we provide.
Risks Relating to our Company
Failure to successfully implement our business strategy may adversely affect our results of operations and harm the market value of our Class A shares.
We intend to restore capacity to
pre-pandemic
levels, increase the frequency of flights to the markets we currently serve over the long term and offer new destinations that add value to our network. Achieving these goals will allow our business to benefit from cost efficiencies resulting from economies of scale, but will require substantial cash needs. If we do not have enough cash to fund such projects, we may not be able to successfully expand our route system, therefore, our future revenue and earnings growth would be limited.
As we restart routes, add new frequencies to existing routes, or add new routes, our advertising and other promotional costs generally increase, which may result in initial losses that could have a negative impact on our results of operations as well as require substantial amounts of cash. We also periodically run special promotional fare campaigns. Promotional fares can have the effect of increasing load factors while reducing our yield on such routes during the period that they are in effect. The number of markets we serve and flight frequencies depend on available demand and on our ability to identify the appropriate geographic markets upon which to focus and to gain suitable airport access in addition to route approval in the aforementioned markets. There can be no assurance that the markets we enter will yield passenger traffic at the expected fares that will be sufficient to make our operations in those new markets profitable. Any condition that would prevent or delay our access to key airports or routes, including limitations on the ability to process more passengers, the imposition of flight capacity restrictions, the inability to secure additional route rights or renew existing route rights that we ceased to use during the pandemic, under bilateral agreements or the inability to maintain our existing slots, flight banks and obtain additional slots, could constrain the expansion of our operations.
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
In addition, Venezuela has experienced difficult political conditions and declines in the rate of economic growth in recent periods as well as governmental actions that have adversely impacted businesses that operate there. In December 2020, the Company cancelled flights between Panama and Venezuela, due to the Venezuelan government’s air travel restrictions intended to contain the
COVID-19
pandemic. The Company resumed service between Panama and Venezuela in January 2021 after the Venezuelan government lifted the passenger flight restrictions. Also, on May 15, 2019 the Homeland Security Department of the United States announced a suspension of all commercial passenger and cargo flights between the United States and Venezuela. The U.S. Department of Transportation (DOT) concurred with this determination and issued an order suspending all foreign air transportation for passengers or cargo to or from any airport in Venezuela.

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
We have historically been able to achieve favorable financing terms through commercial and US Export-Import bank guaranteed loans, sale-leasebacks, as well as financial and operating leases. Given the state of the industry as a result of the
COVID-19
pandemic, aviation financing has become much harder and more expensive to obtain. Therefore, we cannot ensure that we will be able to continue to raise financing from past sources, or from other sources, on terms comparable to our existing financing or at all. Additionally, the disruption and volatility in the global and domestic capital markets resulting from the
COVID-19
pandemic may increase the cost of capital and limit our ability to access capital. If the cost of such financing increases or we are unable to obtain such financing, we may be forced to incur higher than anticipated financing costs, which could have an adverse impact on our business, including the execution of our growth strategy. Due to limited availability of financing, our last seven deliveries have been financed through the Export Import Bank of the United States (or
“Ex-Im”
bank) guaranteed loans.
On April 30, 2020, we issued $350 million aggregate principal amount of 4.5% convertible senior, unsecured notes due 2025 in a private offering. Noteholders may convert their notes at their election on and following October 15, 2024 through the maturity date, with an initial conversion price of approximately $51.66 per share of Class A common stock. The conversion rate of the convertible senior notes may represent a significant premium over the trading price of our stock at the time of conversion, which could result in dilution to our shareholders.
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
allow nonstop flights in certain city pairs that could not be served with prior generation narrow-body aircraft and may bypass our hub. Airbus will also launch the A321 XLR: a new model of the Airbus 320 family that will extend the range of the current Airbus 320 NEO allowing competitors to explore new competitive routes overflying our Hub. It is expected to be released in 2023. Competitors are also opening new international hubs, especially in Brazil. Competitive services, which bypass our hub in Panama, may be more convenient and possibly less expensive than our services and could significantly decrease demand for our service to those destinations. In December 2016, we launched a low-cost
business model, Wingo, to diversify our offerings and to better compete with other low-cost
carriers, or “LCCs,” in the market. However, our traditional hub-and-spoke
model remains our primary operational model and we believe that competition from point-to-point
carriers will be directed towards the largest markets that we serve and is likely to continue at this level or intensify in the future. As a result, the effect of competition on us could be significant and could have a material adverse effect on our business, financial condition and results of operations.
We may not realize benefits from Wingo, our
low-cost
business model.
Wingo is our
low-cost
business model, which is operated by AeroRepública, S.A., During the third quarter of 2021, we incorporated a new operator, La Nueva Aerolínea S.A., which is based in Panama and will initially operate under the Wingo brand. As of December 31, 2021, Wingo operated eight of our Boeing
737-800s,
each configured with 186 seats in a single class cabin. During 2022, Wingo, through La Nueva Aerolinea, S.A., will incorporate one additional aircraft based in Panama City.

During recent years, we have successfully operated our Wingo low-cost
business model, with better results than initially expected. As a result, we decided to change the Boeing
737-700s
fleet to Boeing
737-800s,
with a greater seat density and lower unitary costs, which shall make our competitive position stronger. Even though we have gained knowledge regarding the low-cost
business model over recent years, we have limited experience operating it, and we may not be able to accurately predict its impact on our main line services. In particular, if demand for Wingo flights is not substantial, or cannibalizes Copa´s mainline flights, if our pricing strategy does not adequately align with our cost structure, or if Wingo does not meet customer expectations, Wingo’s operations could have a negative impact on our reputation or our operating results.
We may not realize benefits from our strategic alliances and other commercial relationships, including from our announced joint business agreement with United Airlines, Inc. (“UAL”) and Avianca Holdings (“Avianca”).
We maintain a number of strategic alliances and other commercial relationships in many of the jurisdictions in which we operate. For example, we have been a Star Alliance member since June 2012, and we renewed our strategic alliance with UAL in May 2021. In addition, on November 30, 2018, we announced a three-way
joint business agreement (“JBA”) with UAL and Avianca that is intended to cover our combined network between the United States and Latin America (except Brazil). We, UAL and Avianca intend to apply for regulatory approval of the JBA and an accompanying grant of antitrust immunity from the U.S. Department of Transportation and other relevant agencies. However, we can provide no assurances as to whether or when the parties will receive such approvals, and we do not plan to fully implement the JBA until we have received such approvals. Furthermore, there can be no assurance as to what the impact will be of the
COVID-19
pandemic or the implementation of Avianca’s approved bankruptcy reorganization plan following its exit from United States Code title 11 bankruptcy proceeding with the U.S. Bankruptcy Court (“Chapter 11”). The parties to the JBA recently agreed to an amendment that provides, among other terms, that they will negotiate mutually acceptable amendments to the JBA for a period of up to two years after the confirmation of a plan of reorganization in Avianca’s Chapter 11 case. The parties also agreed that any party may terminate the JBA without liability or compensation after the completion of such a two-year
“discussion period” by delivering notice to the other parties within 60 days. The purpose of these alliances and relationships is to increase revenues by enhancing our network and offering our customers services that we could not otherwise offer. However, the intended benefits may not be realized, or may not outweigh the technological and other costs associated with any alliance or relationship. In addition, if any of our strategic alliances or commercial relationships deteriorate, or is terminated, our business, financial condition and operational results could be adversely affected.
Our business is subject to extensive regulation which may restrict our growth, our operations or increase our costs.
Our business, financial condition and operational results could be adversely affected if we or certain aviation authorities in the countries to which we fly fail to maintain the required foreign and domestic governmental authorizations necessary for our operations. In order to maintain the necessary authorizations issued by the Panamanian Civil Aviation Authority (the
Autoridad Aeronáutica Civil
, or the “AAC”), the Colombian Civil Aviation Administration (the
Unidad Administrativa Especial de Aeronáutica Civil
, or the “UAEAC”), and other corresponding foreign authorities, we must continue to comply with applicable statutes, rules and regulations pertaining to the airline industry, including any rules and regulations that may be adopted in the future. In addition, Panama is a member state of the International Civil Aviation Organization, or “ICAO,” a United Nations specialized agency. ICAO coordinates with its member states and various industry groups to establish and maintain international civil aviation standards and recommended practices and policies, which are then used by ICAO member states to ensure that their local civil aviation operations and regulations conform to global standards. We cannot predict or control any actions that the AAC, the UAEAC, the ICAO or other foreign aviation regulators may take in the future, which could include restricting our operations or imposing new and costly regulations or policies. Also, our fares are subject to review by the AAC, the UAEAC, and the regulators of certain other countries to which we fly, any of which may in the future impose restrictions on our fares.
We are also subject to international bilateral air transport agreements that provide for the exchange of air traffic rights between each of Panama and Colombia, and various other countries, and we must obtain permission from the applicable foreign governments to provide service to foreign destinations. There can be no assurance that existing bilateral agreements between the countries in which our airline operating companies are based and foreign governments will continue, or that we will be able to obtain more route rights under those agreements to accommodate our future expansion plans. Any modification, suspension or revocation of one or more bilateral agreements could have a material adverse effect on our business, financial condition and results of operations. The suspension of our permits to operate in certain airports or destinations, the cancellation of any of our provisional routes, the inability for us to obtain favorable take-off
and landing rights at certain high-density airports or the imposition of other sanctions could also have a negative impact on our business. We cannot be certain that a change in a foreign government’s administration of current laws and regulations or the adoption of new laws and regulations will not have a material adverse effect on our business, financial condition and results of operations.

We plan to restore the scale of our operations and revenues to pre-pandemic
levels by expanding our presence on previously existing routes and to including new destinations. Our ability to successfully implement this strategy will depend upon many factors, several of which are outside our control or subject to change, including the timing and easing of regulations, restrictions and testing requirements promulgated by health authorities in Panama and other countries where we operate in response to the
COVID-19
pandemic. These factors include the permanence of a suitable political, economic and regulatory environment in the Latin American countries in which we operate or intend to operate and our ability to identify strategic local partners.
The most active government regulator among the countries to which we fly is the U.S. Federal Aviation Administration, or “FAA”. The FAA from time to time issues directives and other regulations relating to the maintenance and operation of aircraft that require significant expenditures. FAA requirements cover, among other things, security measures, collision avoidance systems, airborne wind shear avoidance systems, noise abatement and other environmental issues, and increased inspections and maintenance procedures to be conducted on older aircraft. On March 13, 2019, the FAA issued an emergency order prohibiting the operation of Boeing 737 MAX series airplanes by U.S. certificated operators. On November 18, 2020, the FAA rescinded the order that grounded the Boeing
737-MAX
aircraft type and published an Airworthiness Directive and MAX training requirements, paving the way for a return to service. See “—If we fail to successfully operate new aircraft, in particular our new Boeing 737 MAX aircraft, our business could be harmed.” If the FAA were to issue another order prohibiting the operation of these aircraft, our ability to carry out regular operations could be negatively impacted. Additional new regulations continue to be regularly implemented by the U.S. Transportation Security Administration, or “TSA”, as well. As we expand our presence on routes to and from the United States, we expect to continue incurring expenses to comply with the FAA’s and TSA’s regulations, and any increase in the cost of compliance could have an adverse effect on our financial condition and results of operations.
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
The FAA periodically audits the aviation regulatory authorities of other countries. As a result of this inspection, each country is given an International Aviation Safety Assessment, or “IASA,” rating. As of 2018, Panama was rated a Category 1 country under the IASA program, which means that Panama complies with the safety requirements set forth by ICAO. Furthermore in 2021, Copa Airlines and AeroRepública successfully completed IOSA audits by external providers. We cannot guarantee that the government of Panama and the AAC in particular, will continue to meet international safety standards, and we have no direct control over their compliance with IASA guidelines. If Panama’s IASA rating were to be downgraded in the future, it could prevent us from increasing service to the United States and could affect our code-share arrangement with UAL.
We are highly dependent on our hub at Panama City’s Tocumen International Airport.
Our business is heavily dependent on our operations at our hub at Panama City’s Tocumen International Airport. The Tocumen International Airport has experienced significant closures and delays as a result of the
COVID-19
pandemic, see “—The
COVID-19
pandemic has had and is expected to continue to have a material adverse impact on our business.”
Most of our Copa flights either depart from or arrive at our hub. Our operations and business strategy is therefore dependent on its facilities and infrastructure, including the success of its multi-phase expansion projects, certain of which have been completed while others are underway and have experienced significant delays. Terminal 2 has experienced delays since one of the contractors responsible for the construction, Norberto Odebrecht Construction, was subject to penalties in 2017 for its past practices related to project approvals. Terminal 2 started operating a few gates during the early part of 2019. In 2021, Tocumen International Airport terminated the contract with Odebrecht due to their non-compliance

in the

construction of the new passenger terminal. As of February 28, 2022, the contract is still in dispute, and no other company has been selected to continue with the construction of Terminal 2. Due to the construction delays, we are currently unable to determine when Copa Operations will function at full capacity in Terminal 2. Due to the magnitude of the construction required for this new Terminal 2, we may experience logistical issues and/or be subject to further increases in passenger taxes and airport charges related to the financing of the construction.
In addition, the
hub-and-spoke
structure of our operations is particularly dependent on the on-time
arrival of tightly coordinated groupings of flights (or banks) to ensure that passengers can make timely connections to continuing flights. Like other airlines, we are subject to delays caused by factors beyond our control, including air traffic congestion at airports, adverse weather conditions, power outages and increased security/health measures. Delays affect passengers, reduce aircraft utilization and increase costs, all of which in turn negatively affect our profitability.
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
We must pay fees to airport operators for the use of their facilities. Any additional fees or substantial increase in current airport charges, including at Tocumen International Airport, could have a material adverse impact on our results of operations. Passenger taxes and airport charges have increased in recent years, sometimes substantially. For example, in 2020 the industry experienced materially higher effective rates related to airport services in North America. Certain important airports that we use may be privatized in the near future, which is likely to result in significant cost increases to the airlines that use these airports. We cannot ensure that the airports used by us will not impose, or further increase, passenger taxes and airport charges in the future, and any such increases could have an adverse effect on our financial condition and results of operations.
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
The airline business is characterized by high leverage. We have significant fixed expenditures in connection with our operating leases and facility rental costs, and a significant portion of our property and equipment is pledged to secure indebtedness. For the year ended December 31, 2021, our finance cost totaled $76.2 million. As of December 31, 2021, approximately 75.8% of our total indebtedness bore interest at fixed rates and the remainder was determined with reference to LIBOR. Most of our aircraft lease obligations bear interest at fixed rates.
As of December 31, 2021, the Company had one purchase contract with Boeing which entails 66 firm orders of The Boeing 737 MAX aircraft, agreed to be delivered between 2022 and 2028. The aircraft under this contract have an approximate value of $3.1 billion based on contractual obligations net of discounts and pre-delivery
payments, including estimated amounts for contractual price escalation. We will require substantial capital from external sources to meet our future financial commitments. In addition, the acquisition and financing of these aircraft will likely result in a substantial increase in our leverage and fixed financing costs. A high degree of leverage and fixed payment obligations could:

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
The phase out of the London Interbank offered Rate (LIBOR), or the replacement of LIBOR with a different reference rate, may adversely affect interest rates.
In March 2021, the ICE Benchmark Administration (the Financial Conduct Authority-regulated and authorized administrator of LIBOR) announced that it would cease the publication of the one-week
and
two-month
U.S. dollar LIBOR after December 31, 2021, and the publication of all remaining U.S. dollar LIBOR tenors after June 30, 2023.
The U.S. Federal Reserve, in conjunction with the Alternative Reference Rates Committee (the “ARRC”), a steering committee comprised of large U.S. financial institutions, has proposed a new index calculated by short term repurchase agreements, backed by U.S. Treasury securities, called the Secured Overnight Financing Rate (“SOFR”) as an alternative to LIBOR for use in contracts that are currently indexed to U.S. dollar LIBOR and has proposed a paced market transition plan to SOFR. On July 29, 2021, the ARRC formally recommended SOFR as its preferred alternative replacement rate for U.S. dollar LIBOR.
Although many of our LIBOR-based obligations provide for alternative methods of calculating the interest rate payable if LIBOR is not reported, the extent and manner of any future changes with respect to methods of calculating LIBOR or replacing LIBOR with another benchmark are unknown and impossible to predict at this time and, as such, may result in interest rates that are materially higher than current interest rates. This could materially and adversely affect our results of operations, cash flows and liquidity.
If we are unable to successfully operate new aircraft due to safety concerns, in particular our new Boeing 737 MAX aircraft, our business could be harmed.
We fly and rely on Boeing aircraft. As of December 31, 2021, we operated a fleet of 91 Boeing aircraft, including three Boeing
737-700
aircraft currently in temporary storage. In 2022, we expect to take delivery of eight additional Boeing 737 MAX 9 aircraft.
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
In addition, we cannot predict the reliability of our new fleet as the aircraft matures. In particular, we cannot predict the reliability of the Boeing 737 MAX aircraft, powered by LEAP 1B engines, which first entered commercial service in May 2017. The LEAP 1B engine was developed by Safran Aircraft Engines and GE through their joint company, CFM International, to power the next generation of single-aisle commercial jets. The LEAP 1B has been selected by Boeing as the exclusive power plant for the new 737 MAX single-aisle jetliner.
Following the Ethiopian Airlines accident involving a Boeing 737 MAX 8 aircraft on March 10, 2019, we suspended operations of our six Boeing 737 MAX 9 aircraft, after authorities in Panama and other countries grounded the 737 MAX fleet worldwide, during the investigation into the cause of the accident. We partially covered our operation with other aircraft in our fleet, with significant cancellations and delays. On November 18, 2020, the FAA rescinded its grounding order, issued an airworthiness directive, and published training requirements enabling the Company to begin modifying certain operating procedures, implementing enhanced pilot training requirements, installing
FAA-approved
flight control software updates and completing other required maintenance tasks specific to the MAX aircraft. In January 2021, we resumed operations of our Boeing 737 MAX fleet after the authorization of the
AAC.

In 2020, Boeing announced that it will compensate all airlines impacted by the worldwide suspension of the Boeing MAX fleet operations. During the first quarter of 2021, the Company reached an agreement with Boeing regarding compensation related to the Boeing 737 MAX grounding. As part of the agreement, the Company will receive compensation in the form of certain credits concurrent with specified aircraft deliveries and other considerations, including a revised delivery stream. However, this compensation will only cover financial impact caused by the suspension of Boeing MAX operations. We cannot estimate any reputational and commercial impact that we may have suffered due to the grounding of Boeing MAX aircraft. Any technical issues with our aircraft would increase our maintenance expenses and could cause flight cancellations and other disruptions in our services.
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
For example, as a result of the Company’s continuing fleet optimization and efficiency efforts, we signed an aircraft sale and purchase agreement for the remaining Embraer 190 aircraft in 2020. The deliveries of these aircraft was completed by June 2021. This sale resulted in a non-cash
loss of $89.3 million in 2019 related to the remaining aircraft as well as General Electric CF34 spare engines, and our Embraer 190 spare parts inventory. In 2020, we updated the fair value less cost to sell of the Embraer 190 fleet and related assets (spare engines, spare parts and a simulator) and recorded a non-cash
loss of $49.3 million.
During 2020, we announced the sale of our
B737-700
fleet which resulted in a
non-cash
impairment charge of $191.2 million. In 2021, we sold six
B737-700
aircraft, and due to an increase in demand in the region, the Board of Directors approved continuing to operate the remaining eleven Boeing
737-700
aircraft for a period of three years. The Company reclassified these aircraft to property plant and equipment since the classification of assets held for sale is no longer met. This reclassification resulted in a reversal of impairment losses of $5.4 million. We may experience additional impairment as a result of the
COVID-19
pandemic. See
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
We make extensive use of online services and centralized data processing, including through third-party service providers. The secure maintenance and transmission of customer and employee information is a critical element of our operations. Our information technology and other systems, or those of service providers or business partners that maintain and transmit customer information, may be compromised by a malicious third-party penetration of our security measures or of a third-party service provider or business partner, or impacted by deliberate or inadvertent actions or inactions by our employees or those of a third-party service provider or business partner. As a result, personal information may be lost, disclosed, accessed or taken without consent.
We transmit confidential credit card information throughout secure private retail networks and rely on encryption and authentication technology licensed from third parties to provide the security and authentication necessary to effectively secure transmission and storage of confidential information, such as customer credit card information. The Company has made significant efforts to secure its data network. If our security or network were compromised in any way, it could have a material adverse effect on the reputation, business, operating results and financial condition of the Company and could result in a loss of customers. Additionally, any material failure by the Company to achieve or maintain compliance with the Payment Card Industry security requirements or rectify a security issue may result in fines and the imposition of restrictions on the Company’s ability to accept credit cards as a form of payment.
As a result of these types of risks, we regularly review and update procedures and processes to prevent and protect against unauthorized access to our systems and information and inadvertent misuse of data.
However, it is difficult or impossible to defend against every risk being posed by changing technologies as well as acts of cyber-crime. Increasing sophistication of cyber criminals and terrorists make keeping up with new threats difficult and controls employed by our information technology department and cloud vendors could prove inadequate. As a result, we cannot be certain that we will not be the target of attacks on our networks and intrusions into our data, particularly given continuous advances in the technical capabilities of potential attackers, and increased financial and political motivations to carry out cyber-attacks on physical systems, gain unauthorized access to information, make information unavailable for use through, for example, ransomware or denial-of-service
attacks, and otherwise exploit new and existing vulnerabilities in our infrastructure. Such a cyber-attack could lead to significant costs or other material financing impacts, which may not be covered by or may exceed the coverage limits of, our cyber insurance, and such costs and impacts may have a material adverse effect on our business, reputation, financial condition, cash flows and operating results. The risk of a data security incident or disruption, particularly through cyber-attack or cyber intrusion, including by computer hackers, foreign governments, criminal organizations and cyber terrorists, has increased as the number, intensity and sophistication of attempted attacks and intrusions from around the world have increased. Also, the
COVID-19
pandemic increased the reliance on employees working remotely, which has increased the risk of malicious actors exploiting vulnerabilities in their devices.
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
The Company has agreements with financial institutions that process customer credit card transactions for the sale of air travel and other services. Under certain of the Company’s credit card processing agreements, the financial institutions in certain circumstances have the right to require that the Company maintain a reserve equal to a portion of advance ticket sales that has been processed by that financial institution, but for which the Company has not yet provided the air transportation. Such financial institutions may require additional cash or other collateral reserves to be established or additional withholding of payments related to receivables collected if the Company does not maintain certain minimum levels of unrestricted cash, cash equivalents and short-term investments (collectively, “Unrestricted Liquidity”). In light of the effect
COVID-19
is having on demand, and in turn capacity, the Company has seen an increase in demand from passengers for refunds on their tickets, which could continue for the foreseeable future. Refunds lower our liquidity and put us at risk of triggering liquidity covenants in these credit card processing agreements and, in doing so, could force us to post cash collateral with the credit card companies for advance ticket sales. The Company provides additional credit to incentivize passengers to keep their purchased tickets for future dates, which helps to maintain healthy levels of Unrestricted Liquidity.
Our quarterly results could fluctuate substantially, and the trading price of our Class A shares may be affected by such variations.
The airline industry is by nature cyclical and seasonal, and our operating results may vary from quarter to quarter. In general, demand for air travel is higher in the third and fourth quarters, particularly in international markets, because of the increase in vacation travel during these periods relative to the remainder of the year. We tend to experience the highest levels of traffic and revenue in July and August, with a smaller peak in traffic in December and January. We generally experience our lowest levels of passenger traffic in April and May. Given our high proportion of fixed costs, seasonality can affect our profitability from quarter to quarter. Demand for air travel is also affected by factors such as disease outbreaks, economic conditions, capacity additions by competitors, war or the threat of war, fare levels and weather conditions. The
COVID-19
pandemic has materially affected demand for air travel and disrupted the normal business cycles in our industry. See “—The
COVID-19
pandemic has had and is expected to continue to have a material adverse impact on our business.”
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
In 2021, approximately 65.8% of revenues and 80.4% of expenses were denominated in U.S. dollars (for 2020, US dollar-denominated revenues and expenses were 65.7% and 86.0%, respectively). A significant part of our revenue is denominated in foreign currencies, including the Colombian peso, Brazilian real, Mexican peso and Argentinian peso, which represented 13.6%, 8.1%, 2.5% and 2.0%, respectively (for 2020, these foreign currencies-denominated revenues were 9.1%, 9.5%, 2.9% and 4.0%, respectively). If any of these currencies decline in value against the U.S. dollar, our revenues, expressed in U.S. dollars, and our operating margin would be adversely affected. We may not be able to adjust our fares denominated in other currencies to offset any increases in U.S. dollar-denominated expenses, increases in interest expense or exchange losses on fixed obligations or indebtedness denominated in foreign currency.
We are also exposed to exchange rate losses, as well as gains, due to the fluctuation in the value of local currencies against the U.S. dollar between the times we are paid in local currencies and the time we are able to repatriate the revenues in U.S. dollars. Typically, this process takes between one and two weeks in most countries to which we fly.
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
The average age of our fleet was approximately 9.1 years as of December 31, 2021. Historically, we have incurred low levels of maintenance expenses relative to the size of our fleet because most of the parts on our aircraft are covered under multi-year warranties. As our fleet ages, these warranties expire and the time flown by each aircraft increases, our maintenance costs will increase, both on an absolute basis and as a percentage of our operating expenses.
If we enter into a prolonged dispute with any of our employees, many of whom are represented by unions, or if we are required to substantially increase the salaries or benefits of our employees, it may have an adverse impact on our operations and financial condition.
Approximately 65.8% of our 6,127 employees are unionized. There are currently five unions covering our employees based in Panama: the pilots’ union; the flight attendants’ union; the mechanics’ union; the passenger service agents’ union; and an industry union, which represents ground personnel, messengers, drivers, passenger service agents, counter agents and other non-executive
administrative staff. Copa entered into collective bargaining agreements with the pilot’s union in July 2017, the industry union in December 2017, the mechanics’ union in June 2018 and the flight attendants’ union in October 2018. We do not have a collective bargain agreement with UGETRACAS, an aviation industry union in Panama, because they do not have the required number of employees. Collective bargaining agreements in Panama typically have four-year terms. In addition to unions in Panama, there are unions in Colombia, Brazil and Argentina that cover our employees in these countries. In Colombia there are three unions covering employees. In Brazil, all airline industry employees in the country are covered by the industry union agreements. In Argentina airport employees are affiliated with an industry union (UPADEP).
A strike, work interruption, stoppage or any prolonged dispute with our employees who are represented by any of these unions could have an adverse impact on our operations. These risks are typically exacerbated during periods of renegotiation with the unions, which typically occurs every two to four years depending on the jurisdiction and the union. Any renegotiated collective bargaining agreement could feature significant wage increases and a consequent increase in our operating expenses. Any failure to reach an agreement during negotiations with unions may require us to enter into arbitration proceedings, use financial and management resources and potentially agree to terms that are less favorable to us than our existing agreements. Employees who are not currently members of unions may also form new unions that may seek further wage increases or benefits.

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
In 2021, a significant portion of our revenues were derived from tickets sold through third-party distribution channels, including those provided by conventional travel agents, online travel agents (“OTAs”) or tour operators. We cannot assure that we will be able to maintain favorable relationships with these ticket sellers. Our revenues could be adversely impacted if travel agents or tour operators elect to favor other airlines or to disfavor us. Our relationship with travel agents and tour operators may be affected by:

•	the size of commissions offered by other airlines;

•	changes in our arrangements with other distributors of airline tickets; and

•	the introduction and growth of new methods of selling tickets.
These third-party distribution channels, along with global distribution systems, or “GDSs,” that travel agents, OTAs and tour operators use to obtain airline travel information and issue airline tickets, are more expensive than those we operate ourselves, such as our website. Certain of these distribution channels also effectively restrict the manner in which we distribute our products generally. To remain competitive, we will need to successfully manage our distribution costs and rights, increase our distribution flexibility and improve the functionality of third-party distribution channels, while maintaining an industry-competitive cost structure. These initiatives may affect our relationships with our third-party distribution channels. Any inability to manage our third-party distribution costs, rights and functionality at a competitive level or any material diminishment or disruption in the distribution of our tickets could have a material adverse effect on our business, results of operations and financial condition.
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
We are subject to the risks of having a limited number of suppliers for our aircraft and engines. One of the elements of our business strategy is to save costs by operating a simplified fleet. Copa currently operates a fleet of Boeing
737-800/700
Next Generation aircraft powered by CFM
56-7B
engines from CFM International and Boeing 737MAX 9, powered by Leap 1B engines, from CFM International. If any of Boeing, CFM International or General Electric are unable to perform their contractual obligations, or if we are unable to acquire or lease new aircraft or engines from aircraft or engine manufacturers or lessors on acceptable terms, we would have to find another supplier for a similar type of aircraft or engine.
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
Risks Relating to the Airline Industry
An outbreak of disease or similar public health threat, such as the
COVID-19
pandemic, could have a material adverse impact on the Company’s business, operating results and financial condition.
An outbreak of disease or similar public health threat, or fear of such an event, that affects travel demand or travel behavior could have a material adverse impact on the Company’s business, financial condition and operating results. In addition, outbreaks of disease could result in travel bans or restrictions, increased government restrictions and regulation, including quarantines of our personnel or an inability to access facilities or our aircraft, which could adversely affect our operations. The global
COVID-19
pandemic has caused travel restrictions that have had a significant impact on the airline industry. See “Risks Relating to the
COVID-19
Pandemic.”
The airline industry is highly competitive.
We face intense competition throughout our route network. Overall airline industry profit margins are low and industry earnings are volatile. Airlines compete in the areas of pricing, scheduling (frequency and flight times), on-time
performance, frequent flyer programs and other services. Some of our competitors have larger customer bases and greater brand recognition in the markets we serve outside Panama, and some of our competitors have significantly greater financial and marketing resources than we have. Airlines based in other countries may also receive subsidies, tax incentives or other state aid from their respective governments, which are not provided by the Panamanian government. In addition, the commencement of or increase in service on the routes we serve by existing or new carriers could negatively impact our operating results. Likewise, competitors’ service on routes that we are targeting for expansion may make those expansion plans less attractive.
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
Avianca-Taca,
American-US
Airways and Delta-Northwest. Furthermore, some of our competitors have received, or may receive, government subsidies due to the
COVID-19
pandemic, including from the U.S. government. As a result, they have benefited from lower operating costs and fare discounting in order to maintain cash flows and to enhance continued customer loyalty. It is uncertain how the implementation of Avianca’s restructuring plan following its emergence from Chapter 11 and the current Chapter 11 proceedings of LATAM and Aeromexico will affect future competition in our markets.
Traditional
hub-and-spoke
carriers in the United States and Europe continue to face substantial and increasing competitive pressure from LCCs offering discounted fares. The LCC business model appears to be gaining acceptance in the Latin American aviation industry. The LCCs’ operations are typically characterized by point-to-point
route networks focusing on the highest demand city pairs, high aircraft utilization, single class service and fewer in-flight
amenities. As a result, we may face new and substantial competition from LCCs in the future, which could result in significant and lasting downward pressure on the fares we charge for flights on our routes. Current LCCs such as Volaris, Spirit, JetBlue, Azul and Gol are adding pressure to our fares and are also exploring new competitive routes overflying our Hub. We also expect more competition in the market from newer players such as JetSmart and Sky. In December 2016, Copa’s subsidiary in Colombia, AeroRepública, launched Wingo, a low-cost
business model to serve domestic destinations and some
point-to-point
international leisure markets, to improve Copa’s position within Colombia and better compete with low unbundled prices from LCCs. Although we intend to compete vigorously and maintain our strong competitive position in the industry, Avianca, LATAM and Viva Air represent a significant portion of the domestic market in Colombia and have access to greater resources as a result of their larger size. Therefore, Copa faces stronger competition now than in recent years, and its prior results may not be indicative of its future performance.

We must constantly react to changes in prices and services offered by our competitors to remain competitive. The airline industry is highly susceptible to price discounting, particularly because airlines incur very low marginal costs for providing service to passengers occupying otherwise unsold seats. Carriers use discount fares to stimulate traffic during periods of lower demand to generate cash flow and to increase market share. Any lower fares offered by one airline are often matched by competing airlines, which tend to result in lower industry yields with little or no increase in traffic levels. Price competition among airlines in the future could lead to lower fares or passenger traffic on some or all of our routes, which could negatively impact our profitability. We cannot be certain that any of our competitors will not undercut our fares in the future or increase capacity on routes in an effort to increase their respective market share. Although we intend to compete vigorously and to assert our rights against any predatory conduct, such activity by other airlines could reduce the level of fares or passenger traffic on our routes to the point where profitable levels of operations cannot be maintained. Due to our smaller size and lesser financial resources compared to several of our competitors, we may be less able to withstand aggressive marketing tactics or fare wars engaged in by our competitors should such events occur.
Significant changes or extended periods of high fuel costs or fuel supply disruptions could materially affect our operating results.
Fuel costs constitute a significant portion of our total operating expenses, representing approximately 28.1% of operating expenses in 2021, 13.2% of operating expenses in 2020 and 29.5% in 2019. Jet fuel costs have been subject to wide fluctuations as a result of fluctuations in demand, sudden disruptions in and other concerns about global supply, as well as market speculation. Both the cost and availability of fuel are subject to many economic, political, weather, environmental and other factors and events occurring throughout the world that we can neither control nor accurately predict, including international political and economic circumstances such as the political instability in major oil-exporting
countries in Latin America, Africa and Asia. For example, the recent conflict between Russia and Ukraine beginning in February 2022 has lead to an increase in fuel costs. Due to the evolving nature of the conflict, we can neither predict the duration of the increasing fuel costs nor the extent of its impact on our business operations. Any future fuel supply shortage (for example, as a result of production curtailments by the Organization of the Petroleum Exporting Countries, or “OPEC,” a disruption of oil imports, supply disruptions resulting from severe weather or natural disasters, the continued unrest in the Middle East or otherwise could result in higher fuel prices or further reductions in scheduled airline services). We cannot ensure that we would be able to offset any increases in the price of fuel by increasing our fares.
As of December 31, 2021, the Company was not a party to any outstanding fuel hedge contracts, and has adopted a new strategy of remaining unhedged, while regularly reviewing its policies based on market conditions and other factors. For 2022, although we have not hedged any part of our anticipated fuel needs, we continue to evaluate various hedging strategies and may enter into additional hedging agreements in the future, as any substantial and prolonged increase in the price of jet fuel will likely materially and negatively affect our business, financial condition and results of operation.
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
In connection with the reduction in demand and revenues caused by the
COVID-19
pandemic, during 2020 and 2021, we reduced the number of flights, suspended capital expenditures (other than necessary aircraft maintenance capital expenditures and any aircraft that is delivered to us under existing contractual arrangements) and reduced fixed and variable expenses. However, this reduction in fixed and variable expenses was gradual and was outpaced by the sudden decrease in revenues. The benefits of these negotiations are reflected on the Company’s CASM ex-Fuel,
as operations grew to levels similar to 2019.
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
Combatting climate change has been the focus of regulators from regional to international governing bodies. For example, the ICAO has issued the first edition of the Carbon Offsetting and Reduction Scheme for International Aviation (“CORSIA”) to address the increase in total CO2 emissions from international aviation. As Colombia and Panama are member states of ICAO, the Civil Aviation Authorities (“CAAs”) of Panama and Colombia have developed new regulations to implement CORSIA. Under CORSIA, airplane operators must annually report the fuel consumption of their international commercial operations and the corresponding CO2 emissions (domestic operations are excluded from these requirements). Although, the impact of CORSIA cannot be fully predicted, it is still expected to result in increased operating costs for airlines that operate internationally, including COPA. The first annual emissions reports corresponding to Copa Airlines and AeroRepública’s 2019 operations were presented in October 2020 and the 2020 emissions report was presented in May 2021. Copa Airlines and AeroRepública have already presented to their respective CAAs the Emission Monitoring Plan (“EMP”) required by CORSIA.
Carbon emissions by the airline industry and their impact on climate change have become a particular focus in the international community, including in the jurisdictions where we operate. There are various regulations currently in place in the jurisdictions where we operate, and we would expect additional regulations in this area in the future. Other than as described in this annual report, to date those regulations have neither applied to nor had a material effect on our operations. However, our operations may become subject to additional regulation in any of the jurisdictions where we operate, which could lead to an impact on our operations and result in increased costs, which could be material. We expect to continue to monitor and evaluate the potential impact of any additional regulation regarding climate change.
In addition to encouraging CO2 emissions reductions, CORSIA will require airline operators to offset CO2 emissions through payments to authorized carbon banks, which will invest in environmental projects to reduce the global carbon footprint. Copa Airlines and AeroRepública will not be subject to the emissions offsetting requirements until 2027, because Panama and Colombia are not participating in the voluntary first phase of CORSIA. It is possible. However, that various national and regional regulators will enforce their own varying emission restrictions due to concerns over climate change, and even individual airports could adopt climate-related goals around greenhouse gas emission.
In January 2021, the U.S. Environmental Protection Agency (EPA) adopted greenhouse gas emission standards for new aircraft engines designed to implement the ICAO standard, aligned with the 2017 ICAO airplane engine GHG emission standards. The final EPA standards would not apply to engines on in-service
aircraft. States and environmental groups have challenged the standards. The outcome of the legal challenge cannot be predicted. On September 9, 2021, the U.S. Department of Energy, the U.S. Department of Transportation, and the U.S. Department of Agriculture launched the Sustainable Aviation Fuel Grand Challenge to scale up the production of sustainable aviation fuel, reduce greenhouse gas emissions from aviation, and replace all traditional aviation fuel with sustainable aviation fuel by 2050.
We are subject to risks associated with climate change, including increased regulation of our carbon emissions, changing consumer preferences and the potential increased impacts of severe weather events on our operations and infrastructure.
As customers become more aware of the risks of climate change, their preferences around flying may also change, which can pose a risk to our results of operations. For example, customers may choose to fly less in order to decrease their negative impact to the environment and climate. Customers may also decide to choose airlines they perceive to be operating and conducting business in a more environmentally sustainable manner based on the airline’s reputation. Additionally, customers may opt to take a high speed rail instead of a flight or opt out of traveling entirely by engaging in virtual meetings instead. Debt and equity investors may also make investment decisions based on environmental, social and governance considerations, which could increase our cost of capital, to the extent we do not comply with certain criteria.
In addition, climate change may cause severe weather such as increased storms and flooding, rising sea level, and excessive heat. These conditions could negatively impact our operations and infrastructure. The operational impact can include flight cancelations, flight delays, increased fuel prices, among others. Climate change may even make destinations less attractive for visitors if the destination becomes more prone to extreme weather events. All of these factors could result in loss of revenue. We are not able to predict accurately the materiality of any potential losses or costs associated with the physical effects of climate change.
Combatting climate change has been the focus of regulators from regional to international governing bodies. We are subject to various environmental regulations and may become subject to further regulation in the future. See
“—Failure to comply with applicable environmental regulations could adversely affect our business.”
Even though future requirements resulting from climate change-related regulation are unknown, it is likely that they will adversely affect the business resulting in emission reduction requirements, the need to purchase new equipment or technologies, and other increases to operating costs.

Risks Relating to Panama and our Region
We are highly dependent on conditions in Panama and, to a lesser extent, in Colombia.
A substantial portion of our assets are located in the Republic of Panama and a significant proportion of our passengers’ trips either originate or end in Panama. Furthermore, substantially all of Copa’s flights operate through our hub at Tocumen International Airport. As a result, we depend on economic and political conditions prevailing from time to time in Panama. Panama’s economic conditions in turn highly depend on the continued profitability and economic impact of the Panama Canal. Control of the Panama Canal and many other assets were transferred from the United States to Panama in 1999 after nearly a century of U.S. control. Political events in Panama may significantly affect our operations.
Wingo’s results of operations are also highly sensitive to macroeconomic and political conditions prevailing in Colombia and any political unrest and instability in Colombia could adversely affect Wingo’s financial condition and results of operations.
Panama and Colombia have experienced significant economic growth over the last several years. However, like other countries in the region and around the world, the economies of Panama and Colombia have been adversely affected by the
COVID-19
pandemic. See “—The
COVID-19
pandemic is having a significant negative impact on the economies of the countries in which we operate, which is reducing demand for travel”. According to International Monetary Fund estimates, during 2022 the Panamanian and Colombian economies are expected to grow 5.0% and 3.8% respectively, as measured by their GDP at constant prices, even with preliminary figures indicating that real GDP increased by 12.0% in Panama and by 7.6% in Colombia in 2021. However, if either economy experiences a sustained recession, or significant political disruptions, our business, financial condition or results of operations could be materially and negatively affected.
Any increase in the taxes we or our shareholders pay in Panama or the other countries where we do business could adversely affect our financial performance and results of operations.
We cannot ensure that our current tax rates will not increase. Our income tax expenses (credit) were ($10.5 million), $23.7 million and $46.4 million in the years ended December 31, 2021, 2020 and 2019, respectively, which represented an effective income tax rate of (19.3%), 3.8% and 15.8%, respectively. We are subject to local tax regulations in each of the jurisdictions where we operate, the great majority of which are related to the taxation of income. In some of the countries to which we fly, we are not subject to income taxes, either because those countries do not have income tax or because of treaties or other arrangements those countries have with Panama. In the remaining countries, we pay income tax at rates ranging from 7% to 34% of income.
Different countries calculate income in different ways, but they are typically derived from sales in the applicable country multiplied by our net margin or by a presumed net margin set by the relevant tax legislation. The determination of our taxable income in certain countries is based on a combination of revenues sourced to each particular country and the allocation of expenses of our operations to that particular country. The methodology for multinational transportation company sourcing of revenues and expenses is not always specifically prescribed in the relevant tax regulations, and therefore is subject to interpretation by both us and the respective taxing authorities. Additionally, in some countries, the applicability of certain regulations governing non-income
taxes and the determination of our filing status are also subject to interpretation. We cannot estimate the amount, if any, of potential tax liabilities that might result if the allocations, interpretations and filing positions used by us in our tax returns were challenged by the taxing authorities of one or more countries. If taxes were to increase, our financial performance and results of operations could be materially and adversely affected. Due to the competitive revenue environment, many increases in fees and taxes have been absorbed by the airline industry rather than being passed on to the passenger. If we were to pass any of these increases in fees and taxes onto passengers, we may no longer compete effectively as those increases may result in reduced customer demand for air travel with us, thereby reducing our revenues. If we were to absorb any increases in fees and taxes, the additional costs could have a material adverse effect on our results of operations.
The Panamanian tax code for the airline industry states that tax is based on net income earned for passenger and cargo traffic with an origin or final destination in the Republic of Panama. The applicable tax rate is currently 25%. Dividends from our Panamanian subsidiaries, including Copa, are separately subject to a 10% percent withholding tax on the portion attributable to Panamanian-sourced income and a 5% withholding tax on the portion attributable to foreign-sourced income. Additionally, a 7% value added tax is levied on tickets issued in Panama for travel commencing in Panama and going abroad, irrespective of where such tickets were ordered. If such taxes were to increase, our financial performance and results of operations could be materially and adversely affected. In February 2020, the Company received two notifications from the tax authority in Panama related to a tax audit process that began in 2019. The notifications include adjustments to the reported dividend tax for the years 2012 to 2016 and income tax 2016. The Company has filed an administrative appeal, which is the first legal stage under Panamanian laws. The Company, along with its tax advisors, has concluded that it is not probable that an outflow of resources embodying economic benefits will be required to settle these notices. According to Panamanian laws, the statute of limitations is 3 and 15 years for income tax and dividend tax, respectively. If our tax position does not prevail after going through the appeal process, we could have to issue a significant disbursement to the tax authorities.

Political unrest and instability in Latin American countries in which we operate may adversely affect our business and the market price of our Class A shares.
While geographic diversity helps reduce our exposure to risks in any one country, we operate primarily within Latin America and are thus subject to a full range of risks associated with our operations in these regions. These risks may include unstable political or economic conditions, lack of well-established or reliable legal systems, exchange controls and other limits on our ability to repatriate earnings and changeable legal and regulatory requirements. In Venezuela, for example, we and other airlines and foreign companies may only repatriate cash through specific governmental programs, which may effectively preclude us from repatriating cash for periods of time. In addition, Venezuela has experienced difficult political conditions and declines in the rate of economic growth in recent periods as well as governmental actions that have adversely impacted businesses that operate there. For the year ended December 31, 2021, revenue from the Company’s flights to Venezuela, including connecting traffic, represented about 5.8% of consolidated revenues and direct flights between Panama and Venezuela. Inflation, any decline in GDP or other future economic, social and political developments in Latin America may adversely affect our financial condition or results of operations.
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
Pursuant to the Panamanian Aviation Act, as amended and interpreted to date, and certain of the bilateral treaties affording us the right to fly to other countries, we are required to be “substantially owned” and “effectively controlled” by Panamanian nationals. Our failure to comply with such requirements could result in the loss of our Panamanian operating license and/or our right to fly to certain important countries. Our Articles of Incorporation (
Pacto Social
) give special powers to our independent directors to take certain significant actions to attempt to ensure that the amount of shares held in us by non-Panamanian
nationals does not reach a level that could jeopardize our compliance with Panamanian and bilateral ownership and control requirements. If our independent directors determine it is reasonably likely that we will be in violation of these ownership and control requirements and our Class B shares represent less than 10% of our total outstanding capital stock (excluding newly issued shares sold with the approval of our independent director’s committee), our independent directors will have the power to issue additional Class B shares or Class C shares with special voting rights solely to Panamanian nationals. See “Item 10B. Memorandum and Articles of Association—Description of Capital Stock.”
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
All of our Class B shares, representing approximately 26.1% of the economic interest in Copa Holdings and 100% of the voting power of our capital stock, are owned by

Corporación de Inversiones Aéreas, S.A
., or “CIASA,” a Panamanian entity. CIASA is in turn controlled by a group of Panamanian investors. In order to comply with the Panamanian Aviation Act, as amended and interpreted to date, we have amended our organizational documents to modify our share capital so that CIASA will continue to exercise voting control of Copa Holdings. CIASA will not be able to transfer its voting control unless control of our Company will remain with Panamanian nationals. CIASA will maintain voting control of the Company so long as CIASA continues to own a majority of our Class B shares and the Class B shares continue to represent more than 10% of our total share capital (excluding newly issued shares sold with the approval of our independent director’s committee). Even if CIASA ceases to own the majority of the voting power of our capital stock, CIASA may continue to control our Board of Directors indirectly through its control of our Nominating and

Corporate Governance Committee. As the controlling shareholder, CIASA may direct us to take actions that could be contrary to other shareholders’ interests and under certain circumstances CIASA will be able to prevent other shareholders, including you, from blocking these actions. Also, CIASA may prevent change of control transactions that might otherwise provide an opportunity to dispose of or realize a premium on investments in our Class A shares.
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
Class A shares and sold such Class A shares in an
SEC-registered
public offering. In the event CIASA seeks to reduce its ownership below 10% of our total share capital, our independent directors may decide to issue special voting shares solely to Panamanian nationals to maintain the ownership requirements mandated by the Panamanian Aviation Act. As a result, the market price of our Class A shares could drop significantly if CIASA further reduces its investment in us, other significant holders of our shares sell a significant number of shares or if the market perceives that CIASA or other significant holders intend to sell their shares. As of December 31, 2021 CIASA owned 26.1% of Copa Holdings’ total capital stock.
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
Shareholders may not be able to sell our Class A shares at the price or at the time desired because an active or liquid mark et for the Class A shares may not continue.
Our Class A shares are listed on the NYSE. During the three months ended December 31, 2021, the average daily trading volume for our Class A shares as reported by the NYSE was approximately 454,728 shares. Active, liquid trading markets generally result in lower price volatility and more efficient execution of buy and sell orders for our investors. The liquidity of a securities market is often affected by the volume of shares publicly held by unrelated parties. We cannot predict whether an active liquid public trading market for our Class A shares will be sustained.
Our operations in Cuba may adversely affect the market price of our Class A shares
We currently offer passenger, cargo and mail transportation services to and from Cuba. For the year ended December 31, 2021, our transported passengers to and from Cuba represented approximately 0.7% of our total passengers. Our operating revenues from Cuban operations during the year ended December 31, 2021 represented approximately 0.4% of our total consolidated operating revenues for the year. Our assets located in Cuba are not significant.

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
In February 2016, the Board of Directors approved a change to the dividend policy to limit aggregate annual dividends to an amount equal to 40% of the previous year’s annual consolidated adjusted net income, to be distributed in equal quarterly installments subject to board ratification each quarter. Our Board of Directors may, in its sole discretion and for any reason, amend or repeal any aspect of this dividend policy. Our Board of Directors may decrease the level of dividends provided for in this dividend policy or entirely discontinue the payment of dividends. Future dividends with respect to shares of our common stock, if any, will depend on, among other things, our results of operations, cash requirements, financial condition, contractual restrictions, business opportunities, provisions of applicable law and other factors that our Board of Directors may deem relevant. See “Item 8A. Consolidated Statements and Other Financial Information—Dividend Policy.” On April 26, 2020, given the challenges presented by the
COVID-19
pandemic, the Board decided to postpone payment of dividends for the remainder of 2020. No dividends were paid in 2021.
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

The share ownership requirements and transfer restrictions contained in our Articles of Incorporation, as well as the dual-class structure of our voting capital stock, are designed to ensure compliance with these ownership and control restrictions. See “Item 10B. Memorandum and Articles of Association—Description of Capital Stock”. At the present time, CIASA is the record owner of 100% of our Class B voting shares, representing approximately 26.1% of our total share capital and all of the voting power of our capital stock. These provisions of our Articles of Incorporation may prevent change of control transactions that might otherwise provide an opportunity to realize a premium on investments in our Class A shares. They also ensure that Panamanians will continue to control all the decisions of our Company for the foreseeable future.
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
anónima
under the laws of Panama to facilitate the sale by CIASA of a 49% stake in Copa Holdings to Continental. In connection with Continental’s investment, we entered into an extensive alliance agreement with Continental providing for code-sharing, joint marketing, technical exchanges and other cooperative initiatives between the airlines. At the time of our initial public offering in December 2005, Continental reduced its ownership of our total capital stock from 49% to approximately 27.3%. In a follow-on
offering in June 2006, Continental further reduced its ownership of our total capital stock from 27.3% to 10.0%. In May 2008, Continental sold its remaining shares in the public market. In March 2010, CIASA sold 4.2% of its interest and as of December 31, 2021 held 26.1% of our total capital stock.
Since 1998, we have grown and modernized our fleet while improving customer service and reliability. Our operational fleet has grown from 13 aircraft in 1998 to 91 aircraft as of December 31, 2021. In 1999, we received our first Boeing
737-700s,
followed by our first Boeing
737-800
in 2003 and our first Embraer 190 in 2005. We discontinued the use of our last Boeing
737-200
in 2005. In 2018, we took delivery of our first four Boeing 737 MAX 9 aircraft. In addition, continuing our fleet optimization and efficiency efforts, in 2020, we signed an aircraft sale and purchase agreement for the remaining Embraer 190 fleet. In 2021, we sold three
B737-700
aircraft. We intend to restore capacity to
pre-pandemic
levels during 2022 and expand our network with new frequencies and routes in the mid-term.

On April 22, 2005, we acquired an initial 85.6% equity ownership interest in AeroRepública, which was one of the largest domestic carriers in Colombia in terms of passengers carried. Through subsequent acquisitions, we increased our total ownership interest in AeroRepública to 99.9% by the end of that year. In December 2016, we launched a low-cost
business model, Wingo, to diversify our offerings and to better compete with other low-
cost carriers in the markets. We believe that Copa Airlines creates additional passenger traffic in our existing route network by providing Colombian passengers more convenient access to the international destinations served through our Panama hub and by offering direct domestic and international service through our low-cost
business model, Wingo.
In July 2015, we elected to cease
co-branding
the MileagePlus frequent flyer program in Latin America and launched our own frequent flyer program, ConnectMiles. We believe that establishing our own direct relationship with our customers is essential to better serve them. Copa and UAL will remain strong loyalty partners through our participation in Star Alliance.
In addition, on November 30, 2018, we disclosed that we have entered into a three-way
joint business agreement (“JBA”) with UAL and Avianca that is intended to cover our combined network between the United States and Latin America (except Brazil). We, UAL and Avianca intend to apply for regulatory approval of the JBA and an accompanying grant of antitrust immunity from the U.S. Department of Transportation and other relevant agencies. However, there can be no assurance as to what the impact will be of the recent
COVID-19
pandemic or Avianca’s Chapter 11 proceedings.
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
Capital Expenditures
During 2021, our capital expenditures were $412.9 million, which consisted of advance payments and reimbursements on aircraft purchase contracts and acquisition of property and equipment, that correspond mainly to the 7 aircraft that arrived during 2021, compared to capital expenditures of $44.1 million in 2020 and $89.6 million in 2019.
B. Business Overview
We are a leading Latin American provider of airline passenger and cargo service through our two principal operating subsidiaries, Copa Airlines and AeroRepública. Copa Airlines operates from its strategically located position in the Republic of Panama, and AeroRepública operates a low-cost
business model, Wingo, within Colombia and various cities in the region. As of December 31, 2021, we operate a fleet of 91 aircraft, 77 Boeing
737-Next
Generation aircraft and 14 Boeing 737 MAX 9 aircraft to meet our current capacity requirements. The Company had one purchase contract with Boeing, which entails 66 firm orders of Boeing 737 MAX aircraft, agreed to be delivered between 2022 and 2028.
Copa currently offers approximately 204 daily scheduled flights among 69 destinations in 29 countries in North, Central and South America and the Caribbean from its Panama City hub. Copa provides passengers with access to flights to more than 150 other destinations through code-share arrangements with UAL and other airlines pursuant to which each airline places its name and flight designation code on the other’s flights. Through its Panama City hub, Copa is able to consolidate passenger traffic from multiple points to serve each destination effectively.
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
In recent years, our low operating costs and efficiency have contributed significantly to our profitability. We believe that our cost per available seat mile reflects our modern fleet, efficient operations and the competitive cost of labor in Panama. During 2020, Panama’s authorities suspended commercial operations to and from Panama, during this time Copa underwent through extensive renegotiations of contracts and a cost reduction exercise that we believe will lead us to achieve CASM ex-fuel
below 6.0 cents at approximately 90% of
pre-COVID-19
capacity levels. See “—The
COVID-19
pandemic has had and is expected to continue to have a material adverse impact on our business.”

•
We operate a modern fleet.
Our fleet consists of Boeing
737-MAX
and Boeing 737 -Next Generation aircraft equipped with winglets and other modern cost-saving and safety features. Over the next several years, we intend to enhance our modern fleet through the addition of 66 Boeing 737 MAX aircraft to be delivered between 2022 and 2028. We believe that our modern fleet contributes to our on-time
performance and high completion factor (percentage of scheduled flights not cancelled).

•
We believe Copa has a strong brand and a reputation for quality service
. We believe that the Copa brand is associated with value to passengers, providing world-class service and competitive pricing. For the year ended December 31, 2021, Copa’s statistic for on-time
performance, according to DOT standard methodology of arrivals within 14 minutes of scheduled arrival time, was and its completion factor was 90.3%. We believe our focus on customer service has helped to build passenger loyalty. In addition, the excellent response to our new loyalty program, ConnectMiles, demonstrates the strong affinity Copa customers have for the brand. In January 2022, we were recognized by The Cirium 2021 On Time Performance (OTP) Review as the most on-time
airline in Latin America for the eighth consecutive year.

•
Our management fosters a culture of teamwork and continuous improvement
. Our management team has been successful at creating a culture based on teamwork and focused on continuous improvement. Each of our employees has individual objectives based on corporate goals that serve as a basis for measuring performance. When corporate operational and financial targets are met, employees are eligible to receive bonuses according to our profit-sharing program. See “Item 6D. Employees”. We also recognize outstanding performance of individual employees through company-wide recognition, one-time
awards, special events and, in the case of our senior management, grants of restricted stock and stock options. Our goal-oriented culture and incentive programs have contributed to a motivated work force that is focused on satisfying customers, achieving efficiencies and growing profitability.

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

•
Continue to focus on keeping our costs low
. We seek to reduce our cost per available seat mile without sacrificing services valued by our customers as we execute our growth plans. Our goal is to maintain a modern fleet and to make effective use of our resources through efficient aircraft utilization and employee productivity. We intend to reduce our distribution costs by increasing direct sales as well as improving efficiency through technology and automated processes.

•
Emphasize superior service and value to our customers.
We intend to continue to focus on satisfying our customers and earning their loyalty by providing a combination of superior service and competitive fares. We believe that continuing our operational success in keeping flights on time, reducing mishandled luggage and offering convenient schedules to attractive destinations will be essential to achieving this goal. In January 2022, we were recognized by The Cirium 2021 On Time Performance (OTP) Review as the most on-time
airline in Latin America for the eighth consecutive year. We intend to continue to incentivize our employees to improve or maintain operating and service metrics relating to our customers’ satisfaction by continuing our profit-sharing plan and employee recognition programs. We will continue to reward our customer loyalty with, ConnectMiles awards, upgrades and access to our Copa Club lounges.

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
According to data from the International Air Transport Association, or “IATA”, Latin America comprised approximately 6.8% of international worldwide passengers flown in 2020 or 124 million passengers.
The Central American aviation market is dominated by international traffic. According to data from IATA, international revenue passenger kilometers, or “RPKs”, are concentrated between North America and Central America. This segment represented 82% of international RPKs flown to and from Central America in 2019, compared to 13.3% RPKs flown between Central America and South America and 4.6% for RPKs flown between Central American countries. Total RPKs flown on international flights to and from Central America decreased 63.8%, and load factors on international flights to and from Central America were 70% on average.
The chart below details passenger traffic between regions in 2020:

	2020 IATA Traffic Results
	Passenger Kms Flown		Available Seat Kms		Passenger Load Factor
	(Million)	Change (%)	(Million)	Change (%)	Load Factor	Change (%)

North America - Central America / Caribbean	63,324	(60.4)	91,976	(52.2)	68.8%	(14.3 p.p.	)
North America - South America	36,453	(68.8)	52,663	(61.5)	69.2%	(16.4 p.p.	)
Within South America	9,583	(76.2)	12,716	(74.6)	75.4%	(5.1 p.p.	)
Central America/Caribbean - South America	10,255	(72.1)	13,515	(69.7)	75.9%	(6.7 p.p.	)
Within Central America	3,570	(73.4)	4,900	(71.6)	72.9%	(4.9 p.p.	)
For 2020, due to the COVID pandemic, some countries in Latin America declared a suspension of operations for several months. Operations were restarted for most airlines in Latin America in the fourth quarter, and capacity is being gradually restored during 2021 and 2022.
Panama serves as a hub for connecting passenger traffic between major markets in North, South, and Central America and the Caribbean. Accordingly, passenger traffic to and from Panama is significantly influenced by economic growth in surrounding regions.

Preliminary figures indicate that real GDP increased by 12% in Panama and by 7.6% in Colombia, according to data of the World Economic and Financial Survey conducted by the International Monetary Fund or “IMF”.

	GDP (in US$ billions)		GDP per Capita
	2021	2021	2021
	Current Prices	Real GDP	Current Prices
	(US$)	(% Growth)	(US$)

Argentina	455	7.5	9,929
Brazil	1,646	5.2	7,741
Chile	331	11.0	16,799
Colombia	301	7.6	5,892
Mexico	1,286	6.2	9,967
Panama	60	12.0	13,861
USA	22,940	6.0	69,375
Source: International Monetary Fund, World Economic Outlook Database, October 2021.
Prior to the
COVID-19
pandemic, Panama had benefited from a stable economy with moderate inflation and steady GDP growth. According to IMF estimates, from 2014 to 2021, Panama’s real GDP grew at an average annual rate of 2.7%, while inflation averaged 0.6% per year. The IMF currently estimates Panama’s population to be approximately 4.3 million in 2021, with the majority of the population concentrated in Panama City, where our hub at Tocumen International Airport is located. We believe the combination of a stable, service-oriented economy and steady population growth has helped drive our domestic origin and destination passenger traffic.
Domestic travel within Panama primarily consists of individuals visiting families as well as domestic and foreign tourists visiting the countryside. Most of this travel is done via ground transportation, and its main flow is to and from Panama City, where most of the economic activity and population is concentrated. Demand for domestic air travel is growing and relates primarily to leisure travel from foreign and local tourists. Since January 2015, Copa has operated daily flights to the second-largest city in Panama, David in the province of Chiriqui. The remaining market is served primarily by one local airline, Air Panama, which operates a fleet consisting of mainly turbo prop aircraft generally with less than 50 seats. This airline offers limited international service and operates in the secondary Marcos Gelabert airport of Panama City, which is located 30 minutes by car from Tocumen International Airport.
Colombia is the third largest country in Latin America in terms of population, with a population of approximately 51.0 million in 2021 according to the IMF and has a land area of approximately 440,000 square miles. Colombia’s GDP is estimated to be $300.8 billion for 2021, and per capita income was approximately $5.9 thousand (current prices) according to the IMF. Colombia’s geography is marked by the Andean mountains and an inadequate road and rail infrastructure, making air travel a convenient and attractive transportation alternative. Colombia shares a border with Panama, and for historic, cultural and business reasons it represents a significant market for many Panamanian businesses.
Route Network and Schedules
As of December 31, 2021, Copa provided regularly scheduled flights to 69 cities in North, Central and South America and the Caribbean. These destinations represent 90% the number of cities served in 2019. The reduction in the number of cities served is due to the effects of the
COVID-19
pandemic on the economies in the region. The majority of Copa flights operate through our hub in Panama City which allows us to transport passengers and cargo among a large number of destinations with service that is more frequent than if each route were served directly.
We believe our
hub-and-spoke
model is the most efficient way for us to operate our business since most of the origination/destination city pairs we serve do not generate sufficient traffic to justify point-to-point
service. Also, since we serve many countries, it would be very difficult to obtain the bilateral route rights necessary to operate a competitive network-wide point-to-point
system.

Copa schedules its hub flights using a “connecting bank” structure, where flights arrive at the hub at approximately the same time and depart a short time later. In June 2011, we increased our banks of flights from four to six a day. This allowed us to increase efficiency in the use of hub infrastructure in addition to providing more time-of-day
choices to passengers.
As a part of our strategic relationship with UAL, Copa provides flights through code-sharing arrangements to over 150 other destinations. In addition to codeshares provided with our Star Alliance partners, Copa also has code-sharing arrangements in place with several other carriers, including Air France, KLM, Iberia, Air Europa, Emirates, Gol, Azul and Cubana.
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
In December 2016, we launched a
low-cost
business model, Wingo, to diversify our offerings and to better compete with other low-cost
carriers in the markets. Wingo serves domestic flights in Colombia and some international cities to and from Colombia. In 2021 we incorporated a new Wingo operator, La Nueva Aerolínea S.A., based in Panama and it is expected to start operating one
737-800
aircraft during 2022.
Revenue by Region
The following table shows our revenue generated in each of our major operating regions.

	Year Ended December 31,
Region	2021	2020	2019	2018

North America (1)	28.9%	29.8%	32.0%	31.2%
South America	37.6%	36.0%	36.5%	40.6%
Central America (2)	32.0%	31.6%	27.7%	24.5%
Caribbean (3)	1.5%	2.7%	3.8%	3.7%

(1)	Includes USA, Canada and Mexico
(2)	Includes Panama
(3)	Includes Cuba, Dominican Republic, Haiti, Jamaica, Puerto Rico, Aruba, Curaçao, St. Maarten, Bahamas, Barbados and Trinidad and Tobago
Airline Operations
Passenger Operations
Passenger revenue accounted for approximately $1.4 billion in 2021, $760.6 million in 2020, and $2.6 billion in 2019, representing 93.5%, 95.0%, and 96.5%, respectively, of Copa’s total revenues. Leisure traffic, which makes up close to half of Copa’s total traffic, tends to coincide with holidays, school vacations and cultural events and peaks in July and August, and again in December and January. Approximately one third of Copa’s passengers regard Panama City as their destination or origination point, and most of the remaining passengers pass through Panama City in transit to other points on our route network.
Cargo Operations
In addition to our passenger service, we make efficient use of extra capacity in the belly of our aircraft by carrying cargo. Our cargo operations consist principally of freight service. Copa’s cargo business generated revenues of approximately
$71.6
 million
in 2021, $21.0 million in 2020, and $62.5 million in 2019, representing 4.7%, 2.6%, and 2.3% respectively, of Copa’s operating revenues. We primarily move our cargo in the belly of our aircraft; however, we also wet-lease
and charter freighter capacity when necessary to meet our cargo customers’ needs. In 2021, we converted a Boeing
737-800
passenger aircraft into a cargo aircraft, which we expect will begin its operations later in 2022.

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
As a result of our alliance, we have benefited from Continental’s and UAL’s expertise and experience over the years. For example, prior to July 2015 when we launched our own frequent flyer program, ConnectMiles, we adopted Continental’s OnePass (now UAL’s MileagePlus) frequent flyer program and rolled out a co-branded
joint product in most of Latin America, which enabled Copa to develop brand loyalty among travelers. The co-branding
of the OnePass (now MileagePlus) loyalty program helped Copa to leverage the brand recognition that Continental already enjoyed across Latin America and has enabled Copa to compete more effectively against regional airlines. We also have adopted several important information technology systems, such as the SHARES computer reservation system in an effort to maintain commonality with UAL.
Our alliance relationship with UAL enjoys a grant of antitrust immunity from the U.S. Department of Transportation, or “DOT”. The alliance agreement expires in 2026, and is terminable by either airline in cases of, among other things, uncured material breaches of the alliance agreement, bankruptcy, termination of the services agreement for breach, termination of the frequent flyer participation agreement without entering into a successor agreement, certain competitive activities, certain changes of control of either of the parties and certain significant operational service failures.
Trademark License Agreement
. Under our trademark license agreement with UAL, we have the right to use a logo incorporating a design that is similar to the design of the UAL logo. We also have the right to use UAL’s trade dress, aircraft livery and certain other UAL marks under the agreement that allow us to more closely align our overall product with our strategic alliance partner. The trademark license agreement is coterminous with the alliance agreement and can also be terminated for breach. In most cases, we have a period of five years after termination to cease to use the marks on our aircraft, with less time provided for signage and other uses of the marks or in cases where the agreement is terminated for a breach by us.
Joint Business Agreement
In November 2018, Copa Airlines announced it has reached an agreement with UAL and Avianca for a JBA that, pending government approval, is expected to provide substantial benefits for customers, communities and the marketplace for air travel between the United States and 19 countries in Central and South America. The parties to JBA recently agreed to an amendment to the JBA that provides, among other terms, that they will negotiate mutually accepted amendments to the JBA for a period of up to two years after the confirmation of a plan of reorganization in Avianca’s Chapter 11 case.
Sales, Marketing and Distribution
Sales and Distribution
. A significant portion of our sales were completed through travel agents, including OTAs and other airlines while the rest came from direct sales via our city ticket offices, or “CTOs,” call centers, airport counters or website. In recent years, travel agents’ base commissions have decreased significantly in most markets as more efficient back-end
incentive programs have been implemented to reward selected travel agencies that exceed their sales targets.

Travel agents obtain airline travel information and issue airline tickets through a direct connection program that we launched in mid-2021
using the New Distribution Capability (NDC) Level 4 standard and through the traditional global distribution systems, or “GDSs,” that enable them to make reservations on flights from a large number of airlines. GDSs are also used by travel agents to make hotel and car rental reservations. Copa participates actively in all major international GDSs, including SABRE, Amadeus and Travelport. In return for access to these GDS systems, Copa pays transaction fees that are generally based on the number of segments booked through each system.
Copa has a sales and marketing network consisting of 32 ticket offices, including city ticket offices located in Panama and Colombia, in addition to the airports where we operate.
Advertising and Promotional Activities
. In recent years, we have increased our use of digital marketing, including social media via Facebook, Instagram and Twitter to enhance our brand image and engage customers in a new way. Although the majority of our efforts are currently focused on digital channels, our advertising and promotional activities also include the use of television, print, radio and billboards, as well as targeted public relation events in the cities where we fly. We believe that the corporate traveler is an important part of our business, and we particularly promote our service to these customers by conveying the reliability, convenience and consistency of our service and offering value-added services such as convention and conference travel arrangements. We also promote package deals for the destinations where we fly through combined efforts with selected hotels and travel agencies.
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
Copa competes with a number of other airlines that currently serve the routes on which we operate, including Avianca, American Airlines, Delta Air Lines, Spirit, JetBlue, Azul, Aeromexico, Gol, Volaris, Viva Air and LATAM, among others. In order to remain competitive, we must constantly react to changes in prices and services offered by our competitors.
The airline industry continues to experience increased consolidation and changes in international alliances, both of which have altered and will continue to alter the competitive landscape in the industry by resulting in the formation of airlines and alliances with increased financial resources, more extensive global networks and altered cost structures. Moreover, the
COVID-19
pandemic and consequent economic effects has created significant uncertainty about the competitive landscape in the coming years.
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
Aircraft
As of December 31, 2021, Copa operated a fleet consisting of 91 aircraft
.
As of December 31, 2021, Copa had firm orders to purchase 66 Boeing 737 MAX aircraft to be delivered between 2022 and 2028. In October 2018 Copa signed an aircraft sale and purchase agreement with Azorra Aviation for the sale of five Embraer 190 aircraft in 2019. In 2020, we signed an aircraft sale and purchase agreement for the remaining Embraer 190 aircraft. The deliveries of these aircraft were completed by June 2021.
The current composition of the Copa fleet as of December 31, 2021 is fully described below:
Average Term of Lease

	Number of Aircraft			Remaining	Average Age	Seating
	Total	Owned	Leased	(Years)	(Years)	Capacity

Boeing 737 MAX	14	14	0	0.0	1.8	166
Boeing 737-700	9	9	0	0.0	18.2	124
Boeing 737-800	68	41	27	2.4	9.4	154/160/186

Total	91	64	27	2.4	9.1	—
The table below describes the expected size of our fleet at the end of each year set forth below, assuming delivery of all aircraft for which we currently have firm orders but not taking into account any aircraft for which we have purchase rights and options:

Aircraft Type	2022	2023	2024	2025	2026	2027	2028

737-700	9	9	3	0	0	0	0
737-800	68	59	48	41	41	41	39
737-MAX (1)	22	32	46	55	64	73	80

Total Fleet	99	100	97	96	105	114	119

(1)	We have the flexibility to choose between the different members of the 737 MAX family. The delivery schedule above reflects contractual commitments.
The Boeing 737 aircraft currently in our fleet are fuel-efficient and suit our operations well for the following reasons:

•	They have simplified maintenance procedures.

•	They require just one type of standardized training for our crews.

•	They have one of the lowest operating costs in their class.
Our focus on profitable operations means that we periodically review our fleet composition. As a result, our fleet composition changes over time when we conclude that adding other types of aircraft will help us achieve this goal. Following our strategy, by December 31, 2021 we had an order for 66 Boeing 737 MAX aircraft. The 737 MAX provides additional benefits to the current fleet such as fuel efficiency, longer range and additional capacity compared to the current Copa seat configuration. Following the Ethiopian Airlines accident involving a Boeing 737 MAX 8 aircraft, we suspended operations of our six Boeing 737 MAX 9 aircraft as regulatory authorities around the world grounded the aircraft. On November 18, 2020 the FAA rescinded its grounding order, issued an airworthiness directive, and published training requirements enabling the Company to begin modifying certain operating procedures, implementing enhanced pilot training requirements, installing
FAA-approved
flight control software updates, and completing other required maintenance tasks specific to the MAX aircraft. On January 2021, we resumed operations of our Boeing 737 MAX fleet after the authorization of the
Autoridad Aeronáutica Civil de Panama.
Through several special purpose vehicles, we currently have beneficial ownership of 64 of our aircraft. In addition, we lease 27 of our Boeing
737-800s
under long-term lease agreements that have an average remaining term of 2.4 years. Leasing some of our aircraft provides us with flexibility to change our fleet composition if we consider it to be in our best interests to do so. We make monthly rental payments, some of which are based on floating rates, but we are not required to make termination payments at the end of the lease.

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
To better serve our business travelers, we offer a business class (
Clase Ejecutiva
) configuration in our fleet. Our business class service features upgraded meal service, special check-in
desks, bonus mileage for full-fare business class passengers and access to VIP lounges. Our Boeing
737-800
aircraft currently have two different configurations, one with 16 business class seats with
38-inch
pitch; and a second, with
48-inch
pitch seats, which is currently being used in 36 of our
737-800s.
In order to accommodate these seats, a row from economy class was removed, decreasing the total number of seats in those aircraft from 160 to 154. The Boeing 737 MAX 9 aircraft feature two configurations: one with 16 full lie-flat
seats in business class (Dreams) and a total of 166 seats and another configuration with 12 full lie-flat
seats in business class (Dreams) and a total of 174 seats.
Also, within the Copa Holdings fleet, there are eight
737-800s
dedicated to the operations of Wingo. These aircraft are equipped with 186 economy class seats.
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
service visits,
“A-checks”
and any diagnostics and routine repairs. Copa’s line maintenance is performed by Copa’s own technicians at our main base in Panama and/or at the out stations by Copa Airlines and/or AeroRepública employees or third-party contractors. Heavy maintenance consists of more complex inspections and overhauls, including
“C-checks,”
and servicing of the aircraft that cannot be accomplished during an overnight visit. Maintenance checks are performed intermittently as determined by the aircraft manufacturer through Copa Airlines AAC approved maintenance program. These checks are based on the number of hours, departures or calendar months flown. Historically we had contracted with certified outside maintenance providers, such as COOPESA. In October of 2010, Copa decided to begin performing a portion of the heavy maintenance work in-house.
The hiring, training, facility and tooling setup, as well as enhancing certain support shops, were completed during a ten-month
period. Ultimately, Copa acquired the required certifications by the local authorities to perform the first in-house
C-Check
in August 2011, followed by its second
C-check
in October of the same year. Today we are performing a continuous line of
C-Checks
in-house
for the entire year, and on January 20, 2017 we held the ground-breaking of our new maintenance facility at Tocumen International Airport which allows us to perform up to three complete continuous lines of
C-checks,
as required. The new facility commenced operations in January 2019. In 2021, 22 heavy maintenance checks were successfully performed in-house.
When possible, Copa attempts to schedule heavy maintenance during its lower-demand seasons in order to maximize productive use of its aircraft. Additionally, as of the December 31, 2021, three of our Boeing
737-700/800
are still in CAVU Aerospace at Roswell International Air Center in New Mexico for storage due to the
COVID-19
pandemic impact on the economies we serve and our operations.
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
Copa Airlines and AeroRepública employ, system-wide, around 477 maintenance professionals, who perform maintenance in accordance with maintenance programs that are established by the manufacturers and approved and certified by international aviation authorities. Every mechanic is trained in factory procedures and goes through our own rigorous in-house
training program. Every mechanic is licensed by the AAC and approximately 24 of our mechanics are also licensed by the FAA. Our safety and maintenance procedures are reviewed and periodically audited by the AAC (Panama), UAEAC (Colombia), the FAA (United States), IATA (IOSA) and, to a lesser extent, every foreign country to which we fly. Copa Airlines’ maintenance facility at Tocumen International Airport has been certified by the FAA as an approved repair station, under FAR Part 145, and once a year the FAA inspects this facility to validate and renew the certification. Copa’s aircraft are initially covered by warranties that have a term of four years, resulting in lower maintenance expenses during the period of coverage. All of Copa Airlines’ and AeroRepública’s mechanics are trained to perform line maintenance on each of the Boeing
737-Next
Generation and Boeing 737 MAX.

All of AeroRepública’s’s maintenance and safety procedures are certified by the
Aeronáutica Civil
of Colombia and Bureau Veritas Quality International (“BVQI”), the institute that issues International Organization for Standardization, or “ISO,” quality certificates. All of AeroRepública’s maintenance personnel are licensed by the
Aeronáutica Civil
of Colombia. In December 2017, AeroRepública received its IATA Operational Safety Audit, or “IOSA,” compliance certification, which will remain valid until December 2021.
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
The SMS is supported by safety investigations and a comprehensive audit program. Investigations are initiated either by operational events or analyses of relevant trend information, such as via our Flight Data Analysis program. These investigations are conducted by properly qualified and trained internal safety professionals. Our audit program consists of three major components. The first serves as the aircraft maintenance quality assurance program and is supported by six dedicated maintenance professionals. The second team consists of an internal team dedicated to conducting standardized audits of airport, flight operations, and associated functions. The third component of our audit program is a biennial audit of all operational components by the internationally recognized standard IOSA (IATA Operational Safety Audit). In 2021 Copa Airlines and AeroRepública successfully completed IOSA audits by external providers.
Airport Facilities
We believe that our hub at Panama City’s Tocumen International Airport (PTY) is an excellent base of operations for the following reasons:

•	Panama’s consistently temperate climate is ideal for airport operations.

•
Tocumen International Airport is the only airport in Central America with two operational runways. Also, unlike some other regional airports, consistent modernization and growth of our hub has kept pace with our needs. In 2012, Tocumen International Airport completed Phase II of an expansion project of the existing terminal. In 2013, Tocumen International Airport awarded the bid for the construction of a new terminal (“Terminal 2” or “T2”), with an additional 20 gates and eight remote positions. Terminal 2 started operating a few gates during the early part of 2019. In 2021, Tocumen International Airport terminated the contract with Odebrecht due to their non-compliance
in the construction of the new passenger terminal. As of February 28, 2022, the contract is still in dispute, and no other company has been selected to continue with the construction of Terminal 2.

•
Panama’s central and sea level location provides a very efficient base to operate our narrow body fleet, efficiently serving short and long-haul destinations in Central, North and South America, as well as the Caribbean.

Tocumen International Airport is operated by an independent corporate entity established by the government, where stakeholders have a say in the operation and development of the airport. The law that created this entity also provided for a significant portion of revenues generated at Tocumen International Airport to be used for airport expansion and improvements. None of the airlines operating at Tocumen International Airport have any formal, written agreements with the airport management to govern access fees, landing rights or allocation of terminal gates. We rely upon our good working relationship with the airport’s management and the Panamanian government to ensure that we have access to the airport resources we need at prices that are reasonable.

We provide most of our own ground services and handling of passengers and cargo at Tocumen International Airport. In addition, we provide services to several of the main foreign airlines that operate at Tocumen International Airport. In most of the other airports where we operate, airport support services are provided by external third parties.
We use a variety of facilities at Tocumen International Airport, including our maintenance hangars and our operations facilities in the airport terminal. In January 2019, we opened a new hangar next to our existing maintenance facility. This new hangar has an area of approximately 90,000 square feet and can accommodate up to three narrow body aircraft simultaneously.
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
countries.
Aircraft Fuel Data

	2021	2020	2019

Average price per gallon of jet fuel into plane (excluding hedge) (in U.S. dollars)	$2.14	$1.81	$2.16
Gallons consumed (in millions)	177.4	92.8	321.4
Available seat miles (in millions)	14,934	7,301	25,113
Gallons per ASM (in hundredths)	1.19	1.27	1.28
In 2021, the average price of West Texas Intermediate or “WTI” crude oil, a benchmark widely used for crude oil prices that is measured in barrels and quoted in U.S. dollars, increased by 73.3% from $39.2 per barrel to $68.0 per barrel. In 2021, we did not hedge any of our fuel needs, and we have not hedged any part of our fuel needs for 2022. Although we have not added hedge positions since August of 2015, we continue to evaluate various hedging strategies and may enter into additional hedging agreements in the future, as any substantial and prolonged increase in the price of jet fuel will likely materially and negatively affect our business, financial condition and results of operation. In the past, we have managed to offset some of the increases in fuel prices with higher load factors, fuel surcharges and fare increases. In addition, our relatively young, winglet-equipped fleet and robust fuel conservation measures also help us mitigate the impact of higher fuel prices.
Additionally, global geopolitical events, such as the conflict between Russia and Ukraine beginning in February 2022, have led to an increase in fuel costs which may negatively impact our business operations. Due to the evolving nature of such events, we are unable to predict the duration of the conflict or the extent of the impact on our business.
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

Environmental
Our operations are covered by various local, national, and international environmental regulations. These regulations cover, among other things, gas emissions into the atmosphere, disposal of solid waste and aqueous effluents, aircraft noise, and other activities that result from the operation of aircraft and our aircraft comply with all environmental standards applicable to their operations as described in this annual report. Currently, we maintain an Environmental Management and Adequacy Program (“PAMA”), in all our facilities located in Panama, including our maintenance hangar and support facilities at the Tocumen International Airport, Administrative Offices in Costa del Este and Training Center in Clayton. This program was approved by the Panamanian National Environmental Authority (“ANAM”) in 2013, a governmental entity now named the Ministry of Environment (“MiAmbiente”), and includes actions such as a recycling program, better use of natural resources and final disposition of the unfiltered water used for aircraft maintenance, among many others. Currently, the Copa Tocumen International Airport’s PAMA final report is presented to MiAmbiente on an annual basis to monitor and report our environmental follow-up
assessments. Copa Airlines is an active signatory company of the Global Compact of the United Nations with its local chapter of the Global Compact Network Panama, and have, thus, published our Communication on Progress (“COP”) since October 2001. This Global Compact agreement requires us to implement measures like maintaining a young fleet, incorporating new navigation technologies such as RNAV to reduce fuel consumption, installing latest generation winglets and scimitars in our planes to reduce fuel consumption and recycling, among many others.
Starting in 2019, Copa is reporting the fuel consumption burned during its annual flight operations and its gas emissions to the AAC. As a result, Copa is in line with the global aviation effort led by ICAO, Colombia, and Panama Civil Aviation Authorities with the implementation of the Carbon Offsetting and Reduction Scheme for International Aviation (CORSIA). The first gas emissions report corresponding to 2019 operations was successfully delivered to the AAC on October 2020, after passing the audit by our external Verification Body of greenhouse gas emissions accredited by ICAO. The Gas Emissions Report (ER) corresponding to 2020 operations was delivered to the AAC on May 2021.
In 2021, we were able to collect a total of 41 tons of recycling materials in Panama’s Copa facilities and avoid sending waste to the landfill. During the same period, we recycled vehicle oil and aircraft fuel, for which we outsourced the collection of 10,801 gallons of hydrocarbons for use as alternative fuel for other industries, thus avoiding the contamination of natural resources. We also outsourced the collection of 435,319 gallons of water contaminated with chemicals generated during aircraft cleaning and painting operations, and from vehicle maintenance processes. The subsequent treatment of the collected water made it possible to recover 348,255 gallons of water which were then returned to nature. We have properly disposed of a total of 25,190 kilograms of chemical waste from Aircraft Maintenance operations.
Regulation
Panama
Authorizations and Certificates
. Panamanian law requires airlines providing commercial services in Panama to hold an Operation Certificate and an Air Transportation License/Certificate issued by the AAC. The Air Transportation Certificate specifies the routes, equipment used, capacity, and frequency of flights. This certificate must be updated every time Copa acquires new aircraft, or when routes and frequencies to a particular destination are modified.
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
Ownership Requirements
. The most significant restriction on our Company imposed by the Panamanian Aviation Act, as amended and interpreted to date, is that Panamanian nationals must exercise “effective control” over the operations of the airline and must maintain “substantial ownership.” These phrases are not defined in the Aviation Act itself and it is unclear how a Panamanian court would interpret them. The share ownership requirements and transfer restrictions contained in our Articles of Incorporation, as well as the structure of our capital stock described under the caption “Description of Capital Stock”, are designed to ensure compliance with these ownership and control restrictions created by the Aviation Act. While we believe that our ownership structure complies with the ownership and control restrictions of the Aviation Act as interpreted by a decree by the Executive Branch, we cannot assure you that a Panamanian court would share our interpretation of the Aviation Act or the decree or that any such interpretations would remain valid for the entire time you hold our Class A shares.

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
Colombia
Even though the Colombian aviation market continues to be regulated by the Colombian Civil Aviation Administration,
Unidad Especial Administrativa de Aeronáutica Civil
, or “
Aeronáutica Civil
,” the government policies have become more liberal in recent years.
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
In October 2011,
Aeronáutica Civil
announced its decision to liberalize air fares in Colombia starting April 1, 2012, including the elimination of fuel surcharges. However, airlines are required to charge an administrative fee (
tarifa administrativa
) for each ticket sold on domestic routes within Colombia through an airline’s direct channels. Passengers in Colombia are also entitled by law to compensation in the event of delays in excess of four hours, over-bookings and cancellations. Currently, the San Andrés, Bogotá, Pereira, Cali, Cartagena, Medellin, Bucaramanga, Santa Marta and Cucuta airports, among others, are under private management arrangements. The government’s decision to privatize airport administration in order to finance the necessary expansion projects and increase the efficiency of operations has increased airports fees and facility rentals at those airports.
Authorization and Certificates.
Colombian law requires airlines providing commercial services in Colombia to hold an operation certificate issued by the
Aeronáutica Civil,
which is renewed every five years. AeroRepública’s operation certificate was renewed in 2017.
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
Aeronáutica Civil
.
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
Authorizations and Licenses
. The DOT has jurisdiction over international aviation with respect to air transportation to and from the United States, including regulation of related route authorities, the granting of which are subject to review by the President of the United States. The DOT exercises its jurisdiction with respect to unfair practices and methods of competition by airlines and related consumer protection matters as to all airlines operating to and from the United States. Copa Airlines is authorized by the DOT to engage in scheduled and charter air transportation services, including the transportation of persons, property (cargo) and mail, or combinations thereof, between points in Panama and points in the United States and beyond (via intermediate points in other countries). Copa Airlines holds the necessary authorizations from the DOT in the form of a foreign air carrier permit, an exemption authority and statements of authorization to conduct our current operations to and from the United States. The exemption authority was granted by the DOT in February 1998 and was due to expire in February 2000. However, the authority remains in effect by operation of law under the terms of the Administrative Procedure Act pending final DOT action on the application we filed to renew the authority on January 3, 2000. There can be no assurance that the DOT will grant the application. Our foreign air carrier permit has no expiration date.
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
Security
. On November 19, 2001, the U.S. Congress passed, and the President signed into law, the Aviation and Transportation Security Act or the “Aviation Security Act”. This law federalized substantially all aspects of civil aviation security and created the TSA, an agency of the Department of Homeland Security, to which the security responsibilities previously held by the FAA were transitioned. The Aviation Security Act requires, among other things, the implementation of certain security measures by airlines and airports, such as the requirement that all passengers, their bags and all cargo be screened for explosives and other security-related contraband. Funding for airline and airport security required under the Aviation Security Act is provided in part by a $2.50 per segment passenger security fees for flights departing from the United States, subject to a $10 per roundtrip cap; however, airlines are responsible for costs incurred to meet security requirements beyond those provided by the TSA. The United States government is considering increases to this fee as the TSA’s costs exceed the revenue it receives from these fees. Implementation of the requirements of the Aviation Security Act has resulted in increased costs for airlines and their passengers. Since the events of September 11, 2001, the U.S. Congress has mandated, and the TSA has implemented numerous security procedures and requirements that have imposed and will continue to impose burdens on airlines, passengers and shippers.
Passenger Facility Charges
. Most major U.S. airports impose passenger facility charges. The ability of airlines to contest increases in these charges is restricted by federal legislation, DOT regulations and judicial decisions. With certain exceptions, air carriers pass these charges on to passengers. However, our ability to pass through passenger facility charges to our customers is subject to various factors, including market conditions and competitive factors. Passenger facility charges are capped at $4.50 per flight segment with a maximum of two PFCs charged on a one-way
trip or four PFCs on a round trip, for a maximum of $18 total, respectively.
Airport Access
. Two U.S. airports at which we operate, O’Hare International Airport in Chicago (O’Hare) and John F. Kennedy International Airport in New York, or “JFK”, were formerly designated by the FAA as “high density” traffic airports subject to arrival and departure slot restrictions during certain periods of the day. From time to time, the FAA has also issued temporary orders imposing slot restrictions at certain airports. Although slot restrictions at JFK were formally eliminated as of January 1, 2007, on January 15, 2008, the FAA issued an order limiting the number of scheduled flight operations at JFK during peak hours to address the over-scheduling, congestion and delays at JFK. The FAA is currently contemplating the implementation of a long-term congestion management rule at LaGuardia Airport, JFK and Newark Liberty International Airport, which would replace the order currently in effect at JFK. We cannot predict the outcome of this potential rule change on our costs or ability to operate at JFK.

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

D. Property, plants and equipment
Headquarters
Our headquarters are located six miles away from Tocumen International Airport. We have leased five floors consisting of approximately 105,981 square feet of the building from
Desarollo Inmobiliario Del Este, S.A.
, an entity controlled by some of the investors that controls CIASA, under a ten-year
lease that began in January 2015 at a rate of $0.2 million per month.
Other Property
At Tocumen International Airport, we lease two maintenance hangars, operations offices in the terminal, counter space, parking spaces and other operational properties from the entity that manages the airport. We pay approximately $119,333 per month for this leased property. Around Panama City, we also lease various office spaces, parking spaces and other properties from a variety of lessors, for which we pay approximately $115,744 per month in the aggregate.
In each of our destination cities, we also lease space at the airport for check-in,
reservations and airport ticket office sales, and we lease space for CTOs in those cities.
AeroRepública leases most of its airport offices and CTOs. Owned properties only include one CTO and a warehouse close to the Bogota airport.
See also our discussion of “Aircraft” and “Airport Facilities” above.
Item 4A. Unresolved Staff Comments
None.
Item 5. Operating and Financial Review and Prospects
A. Operating Results
You should read the following discussion in conjunction with our consolidated financial statements and the related notes and the other financial information included elsewhere in this annual report. Discussions of year-over-year comparisons between 2020 and 2019 that are not included in this Form
20-F
can be found in Part I, Item 5, Operating and Financial Review and Prospects” of our Form
20-F
for the fiscal year ended December 31, 2020.
We are a leading Latin American provider of airline passenger and cargo service through our two principal operating subsidiaries, Copa Airlines and AeroRepública. Copa Airlines operates from its strategically located position in the Republic of Panama, and AeroRepública operates a low-cost
business model within Colombia and various cities in the region.
Copa currently offers approximately 204 daily scheduled flights among 69 destinations in 29 countries in North, Central, South America and the Caribbean from its Panama City hub. Copa provides passengers with access to flights to more than 150 other destinations through code-share arrangements with our Star Alliance partners and other carriers including Air France, KLM, Iberia, Emirates, Gol, Azul, Tame, Cubana and Aeromexico. Through its Panama City hub, Copa Airlines is able to consolidate passenger traffic from multiple points to serve each destination effectively.
As of December 31, 2021, Copa Airlines and Wingo operate a modern fleet of 91 Boeing 737 aircraft. To meet growing capacity requirements, we have firm orders, including purchase and lease commitments. The Company had one purchase contract with Boeing, which entails 66 firm orders of Boeing 737 MAX aircraft, agreed to be delivered between 2022 and 2028.

Factors Affecting Our Results of Operations
Fuel
In 2021, the average price of WTI crude oil, a benchmark widely used for crude oil prices that is measured in barrels and quoted in U.S. dollars, increase by 73.3% from $39.2 per barrel to $68.0 per barrel. In 2021, we did not hedge any of our fuel needs. For 2022 although we have not hedged any part of our anticipated fuel needs, we continue to evaluate various hedging strategies and may enter into additional hedging agreements in the future, as any substantial and prolonged increase in the price of jet fuel will likely materially and negatively affect our business, financial condition and results of operation. In the past, we have managed to offset some of the increases in fuel prices with higher load factors, fuel surcharges and fare increases. In addition, our relatively young, winglet-equipped fleet and robust fuel conservation measures also help us mitigate the impact of higher fuel prices.
Additionally, global geopolitical events, such as the conflict between Russia and Ukraine beginning in February 2022, have led to an increase in fuel costs which may negatively impact our business operations. Due to the evolving nature of such events, we are unable to predict the duration of the conflict or the extent of the impact on our business.
Regional Economic Environment
Our historical financial results have been, and we expect them to continue to be, materially affected by the general level of economic activity and growth of per capita disposable income in North, South and Central America and the Caribbean, which have a material impact on discretionary and leisure travel (drivers of our passenger revenue) and the volume of trade between countries in the region (the principal driver of our cargo revenue). As a result of the effects of
COVID-19
global pandemic, in March 2020 the Company and the entire aviation industry began to experience a significant drop in the demand for air travel. This demand has been steadily recovering since the beginning of 2021.
In Colombia, real GDP, at constant prices, increased 7.6% in 2021. Average inflation of consumer prices in Colombia was approximately 3.2% in 2021, according to the IMF.
According to data from The Preliminary Overview of the Economies of Latin America and the Caribbean, an annual United Nations publication prepared by the Economic Development Division, the economy of Latin America (including the Caribbean) is estimated to increase by 2.1% in 2022. Preliminary figures for 2021 indicate that the Panamanian economy increased by 12.0% (versus 17% decrease in 2020). Headline inflation in Panama (as indicated by the consumer price index) was 1.5% compared to 1.6% in 2020.
Revenues
We derive our revenues primarily from passenger transportation, which represented 93.5% of our revenues for the year ended December 31, 2021. In addition, 4.7% of our total revenues are derived from cargo and 1.7% from other activities.
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

The following table sets forth our capacity, load factor and yields for the periods indicated.

	2021	2020	2019

Capacity (in available seat miles, in millions)	14,934	7,301	25,113
Load factor	78.6%	79.6%	84.8%
Yield (in cents)	12.04	13.09	12.26
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
Fuel.
The price we pay for aircraft fuel varies significantly from country to country primarily due to local taxes. While we purchase aircraft fuel at most of the airports to which we fly, we attempt to negotiate fueling contracts with companies that have a multinational presence in order to benefit from volume purchases. During 2021, as a result of the location of its hub, Copa purchased 53% of its aircraft fuel in Panama. Copa has 21 suppliers of aircraft fuel across its network. In some cases, we tanker fuel in order to minimize our cost, by fueling in airports where fuel prices are lowest. Our aircraft fuel expenses are variable and fluctuate based on global oil prices.

Aircraft Fuel Data
	2021	2020	2019

Average price per gallon of jet fuel into plane (excluding hedge) (in U.S. dollars)	$2.14	$1.81	$2.16
Gallons consumed (in millions)	177.4	92.8	321.4
Available seat miles (in millions)	14,934	7,301	25,113
Gallons per ASM (in hundredths)	1.19	1.27	1.28
Wages, salaries and other employees’ expenses
. Salary and benefit expenses have historically increased at the rate of inflation and by the growth in the number of our employees. In some cases, we have adjusted the salaries of our employees to correspond to changes in the cost of living in the countries where these employees work. We do not increase salaries based on seniority. During 2021, we have been gradually reincorporating personnel, whose contracts had been suspended, in line with our operational needs.
Passenger servicing
. Our passenger servicing expenses consist of catering,
in-flight
entertainment and liability insurance among others. These expenses are generally directly related to the number of passengers we carry or the number of flights we operate.
Airport facilities and handling charges
. Our airport facility and handling charges consist of
take-off/landing
charges, aircraft parking charges, baggage handling, and airport security charges. These charges are mainly driven by the number of flights we operate.
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
Depreciation, amortization and impairment
. These expenses correspond primarily to the depreciation of aircraft owned by the company, engines, maintenance components, other related flight equipment and the depreciation of the right of use on leased assets.
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
Our income tax expense (credit) totaled approximately $10.5 million in 2021, $23.7 million in 2020 and $46.4 million in 2019.
Results of Operation
The following table shows each of the line items in our statement of profit or loss for the periods indicated as a percentage of our total operating revenues for that period:

	2021	2020	2019
Operating revenues:
Passenger revenue	93.5%	95.0%	96.5%
Cargo and mail revenue	4.7%	2.6%	2.3%
Other operating revenue	1.7%	2.4%	1.2%
Total operating revenues	100.0%	100.0%	100.0%
Operating expenses:
Fuel	25.4%	20.8%	25.7%
Wages, salaries, benefits and other employees expenses	17.1%	32.0%	16.6%
Passenger servicing	2.4%	3.4%	3.8%
Airport facilities and handling charges	8.7%	7.4%	6.7%
Sales and distribution	8.6%	8.8%	7.8%
Maintenance, materials and repairs	2.8%	9.6%	4.7%
Depreciation, amortization and impairment	15.9%	32.4%	10.4%
Impairment of non financial assets	(0.4%)	30.3%	3.3%
Flight operations	3.7%	3.7%	3.8%
Other operating and administrative expenses	5.8%	9.0%	4.4%
Total operating expenses	89.9%	157.5%	87.2%
Operating income	10.1%	(57.5%)	12.8%
Non-operating income (expense):
Finance cost	(5.0%)	(9.1%)	(2.1%)
Finance income	0.7%	2.5%	0.9%
Gain (loss) on foreign currency fluctuations	(0.4%)	(1.1%)	(0.6%)
Net change in fair value of derivatives	(1.5%)	(13.4%)	0.0%
Other non-operating income (expense)	(0.2%)	(0.1%)	(0.2%)
Total non-operating income (expense)	(6.5%)	(21.2%)	(1.9%)
Profit before income taxes	3.6%	(78.7%)	10.8%
Income taxes	(0.7%)	3.0%	(1.7%)
Net profit	2.9%	(75.8%)	9.1%
Year 2021 Compared to Year 2020
Our consolidated net profit in 2021 totaled $43.8 million, compared to a net loss of $607.1 million in 2020. In addition, we had consolidated operating profit of $152.0 million in 2021, compared to an operating loss of $460.9 million in 2020. Our consolidated operating margin in 2021 was 10.1%, an increase of 67.6 percentage points versus 2020. These results were driven by passenger demand ramping up to the point where capacity in the fourth quarter 2021 was roughly 83% of the same period in 2019, and load factors were 83.5%.
Operating revenue
Our consolidated revenue totaled $1.5 billion in 2021, an 88.5% increase over operating revenue of $801.0 million in 2020, mainly due to passenger demand ramping up after the gradual uplift of travel restrictions resulting from the
COVID-19
pandemic.

Passenger revenue
. Passenger revenue totaled $1.4 billion in 2021, an 85.7% increase over passenger revenue of $760.6 million in 2020. This was driven by a 118.8% increase in passengers, partially offset by a decrease of 15.1% in passenger average fare compared to 2020.
Cargo and mail revenue
. Cargo and mail revenue totaled $71.6 million in 2021, a 240.8% increase from cargo and mail revenue of $21.0 million in 2020, reflecting an increase in capacity and a 12% higher average fare per kilo.
Other operating revenue
. Other operating revenue totaled $26.0 million in 2021, a 33.8% increase from other revenue of $19.4 million in 2020 driven by an increase in frequent flyer program partnership revenues.
Operating expenses
Our consolidated operating expenses totaled $1.4 billion in 2021, a 7.6% increase over operating expenses of $1.3 billion in 2020. This is mainly as a result of 104.6% increase of ASMs versus 2020. This includes a non-recurring
impairment charge related to the Boeing
737-700
fleet in 2020.
An overview of the major variances in operating expenses on a consolidated basis follows:
Fuel
. Aircraft fuel totaled $383.2 million in 2021, a 129.8% increase from aircraft fuel of $166.7 million in 2020, mainly due to a 18.4% higher effective fuel price and a 91.3% increase in block hours.
Wages, salaries and other employees
’
expenses
. Salaries and benefits totaled $258.1 million in 2021, a 0.7% increase over salaries and benefits of $256.3 million in 2020, mostly as a result of employee reactivations from contract suspensions, the end of workhour reduction and the rehiring of personnel due to operations volume recovery.
Passenger servicing
. Passenger servicing totaled $35.9 million in 2021 compared to $27.6 million in 2020. This represented a 30.1% increase driven by 118.8% more passengers, offset by a lower effective rate per passenger that resulted from a simplified onboard product offering due to temporary
COVID-19
biosafety protocols.
Airport facilities and handling charges
. Airport facilities and handling charges totaled $131.3 million in 2021, a 120.6% increase over $59.5 million in 2020. This increase was driven mainly by a 100.1% increase in departures and by higher airport fees mainly in the United States.
Sales and Distribution
. Sales and distribution totaled $129.9 million in 2021, an 84.5% increase compared to $70.4 million in 2020, driven mainly to 85.7% more passenger revenue.
Maintenance, materials and repairs.
Maintenance, materials and repairs totaled $41.9 million in 2021, a 45.6% decrease over maintenance, materials and repairs of $76.9 million in 2020. This decrease was primarily a result of a reduction of the company’s provision related to the return of leased aircraft, offset by 90% more flight hours in 2021 vs 2020.
Depreciation, amortization and impairment
. Depreciation totaled $234.5 million in 2021, a 53.3% decrease over $502.4 million in 2020, mainly due to a non-recurring
impairment charge related to the Boeing
737-700
fleet in 2020.
Flight operations.
Flight operations amounted to $55.8 million in 2021, an 85.7% increase compared to $30.0 million in 2020, mainly due to 91.3% more block hours.
Other operating and administrative expenses.
Other expenses totaled $87.4 million in 2021, a 21.5% increase from $72.0 million in 2020, mainly due to more overhead and cargo related expenses.
Total
Non-operating
Income (Expense)
Non-operating
expense totaled $97.6 million in 2021, as compared to
non-operating
expense of $169.8 million in 2020 mainly due to a translational loss in fair value derivatives in 2020.

Finance cost
. Finance cost totaled $76.2 million in 2021 mainly comprised of convertible notes interest expense, loan interest, commission expenses and interest charges related to operating leases. This represents a 4.4% increase over finance cost of $73.0 million in 2020.
Finance income
. Finance income totaled $10.8 million in 2021, an 45.7% decrease over finance income of $20.0 million in 2020 mainly due to lower interest rates.
Loss in foreign currency fluctuations
. Loss in foreign currency fluctuations totaled $6.2 million in 2021, an 27.0% decrease over finance income of $8.4 million in 2020 mainly due to lower exchange rates.
Net change in fair value of derivatives
. Net fair value of derivatives totaled $22.8 million in 2021, a 78.7% decrease over $107.1 million in 2020, due to unrealized mark to market loss related to the senior convertible notes issued in 2020.
Other
non-operating
income (expense).
Other
non-operating
expense totaled $3.3 million in 2021, compared to $1.2 million in 2020 mainly due to Embraer sales related expenses.
B. Liquidity and Capital Resources
Our cash, cash equivalents, and short-term investments at December 31, 2021 increased by $127.5 million, to $1.0 billion. As part of our financing policy, we expect to meet our liquidity needs with cash from operations, cash on hand and the utilization of committed credit facilities, if needed. As of the date hereof, our current unrestricted cash exceeds our forecasted cash requirements to carry out operations, including capital expenditures and payment of debt service for fiscal year 2022.
Our cash, cash equivalent and short-term investment position represented 67.4% of our revenues for the year ended December 31, 2021; 23.9% of our total assets and 78.5% of our total equity as of December 31, 2021, which we believe provides us with an adequate liquidity position.
In recent years, we have been able to meet our working capital requirements through cash from our operations. In 2021 we experienced an operational net cash inflow of $502.0 million. Our ability to meet our liquidity needs in the future is subject to numerous risks and uncertainties, including the levels of cash refunds of customer deposits, the result of contract negotiations with suppliers and whether we take delivery of aircraft pursuant to existing commitments as well as the terms on which we do so and the terms of any related financing available to us. Additionally, if air traffic levels do not rebound, or if we face further interruptions to air travel, then we may not be able to maintain sufficient liquidity to me our liquidity needs.
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
Copa Holdings, S.A., through its subsidiaries, has short term unsecured committed credit facilities with financial institutions in the aggregate amount of $345.0 million, including $295.0 million in unutilized credit facilities as of December 31, 2021. These lines of credit have been put in place to finance aircraft pre-delivery
payments and for working capital purposes. As of December 31, 2021, we had $50.0 million borrowing under these credit lines.
Operating Activities
We rely primarily on cash flows from operations to provide working capital for current and future operations. Our net cash flows provided by operating activities for the year ended December 31, 2021 were a net operating cash inflow of $507.3 million, an increase of $502.0 million compared to a net operating cash inflow of $5.3 million in 2020. Our principal source of cash is receipts from ticket sales to customers, which for the year ended December 31, 2021 increased by $822.2 million over receipts in the year 2020.

Investing Activities
Net cash flow used in investing activities was $459.1 million in 2021 compared to a net cash flow used in investing activities of $93.8 million in 2020. During 2021, we made capital expenditures of $412.9 million, which consisted of expenditures related to acquisition of property and equipment and the net of advance payments and reimbursements on aircraft purchase contracts, related to the arrival of 7 Boeing 737 MAX during 2021, compared to $44.1 million in 2020. In 2021, the Company used $115.9 million in acquisition and redemption from investments compared to $63.9 million in 2020. Also, in 2021 we had proceeds from sale of property and equipment of $81.3 million, compared to $30.6 million in 2020 corresponding to the sale of our Embraer 190 fleet and 3 Boeing 737-700. We also had expenditures of $11.6 million in acquisition of intangible assets in 2021 compared to $16.4 million in 2020.
Financing Activities
Net cash inflow used in financing activities were $88.5 million in 2021 compared to net cash inflow used in financing activities of $93.6 million in 2020. During 2021, $352.3 million of proceeds from borrowings were offset by the repayment of $142.2 million in debt, $81.0 million in payment of lease liability and $40.5 million in repurchase of treasury shares. During 2020, $342.9 million in proceeds from issue of convertible notes and $145.0 million of proceeds from borrowings were offset by the repayment of $267.1 million in debt, $34.0 million in dividends paid and $93.2 million in payment of lease liability.
Over the years, we have financed the acquisition of Boeing
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
The documentation for each loan follows standard market forms for this type of financing, including standard events of default. Our
Ex-Im
supported financings amortize on a quarterly basis, are denominated in dollars and can bear interest at a floating rate linked to LIBOR or be set at a fixed rate. Our
Ex-Im
guarantee facilities typically offer an option to fix the applicable interest rate. We have exercised this option with respect to $347.3 million as of December 31, 2021 at an average weighted interest rate of 1.35%, $55.3 million bears interest at a floating weighted average interest rate of 0.41% representing a spread of 20 bps over the 3 month LIBOR as of December 31, 2021. At December 31, 2021, the total amount outstanding under our
Ex-Im-supported
financings totaled $403.2 million.
Since 2014, we have financed our aircraft through a mix of Japanese Operating Leases with Call Options, or “JOLCO”, and sale-leasebacks.
JOLCO is a Japanese-sourced lease transaction that provides for 100% financing and is typically used to finance new aircraft and has a minimum lease term of 10 years. In a JOLCO, the aircraft is purchased by a Japanese equity investor. The Japanese equity investor funds approximately 30% of the acquisition cost of the aircraft and becomes the owner of the aircraft via a Special Purpose Entity. An international bank with onshore lending capabilities provides the balance of the aircraft purchase price via a senior secured mortgage loan. JOLCOs have a call option, which lessees often expect the lessor to exercise. Under IFRS, these transactions are accounted for as financings. We have financed 21 Boeing 737 Next Generation and 737 MAX aircraft since 2014 through JOLCO financing. As of December 31, 2021 JOLCO financed debt outstanding was $729.0 million.
Capital resources
. We finance our aircraft through long-term debt and operating lease financings. Although we expect to finance future aircraft deliveries with a combination of similar debt arrangements and financing leases, we may not be able to secure such financing on attractive terms. To the extent we cannot secure financing, we may be required to modify our aircraft acquisition plans or incur higher than anticipated financing costs. We expect to meet our operating obligations as they become due through available cash and internally generated funds, supplemented as necessary by short-term or medium-term credit lines.
As of December 31, 2021, the Company had one purchase contract with Boeing which entails 66 firm orders of Boeing 737 MAX aircraft, agreed to be delivered between 2022 and 2028. The aircraft under this contract have an approximate value of $3.1 billion based on contractual obligations net of discounts and pre-delivery
payments, including estimated amounts for contractual price escalation.
We meet our
pre-delivery
deposit requirements for our Boeing 737 MAX aircraft by using cash from operations, or by using short or medium-term borrowing facilities and/or vendor financing for deposits required between three years and six months prior to delivery.
The Company maintained letters of credit with several banks with a value of $20.2 million as of December 31, 2021 (2020: $44.3 million). These letters of credit are pledged mainly for operating lessors, maintenance providers and airport operators.

The Company has committed unsecured credit facilities in the amount of $225.0 million, of which $50.0 million was drawn as of December 31, 2021. In addition, the Company maintains a secured revolving credit facility for an aggregate amount of $120.0 million. Including this facility, the Company had available $295.0 million in unutilized committed credit facilities as of December 31, 2021 (2020: $305.0 million). These credit facilities have been put in place for contingency and working capital purposes.
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
D. Trend Information
In 2020 and 2021, the
COVID-19
pandemic had a material adverse impact on the airline industry and the Company’s operations. Despite the recent significant economic improvements due to more passenger demand and less travel restrictions, the extent of the future impact of the
COVID-19
pandemic on the Company’s operational and financial performance will depend on future developments, including, but not limited to, the scope and severity of the pandemic related travel advisories and restrictions, the availability and effectiveness of vaccines, the effectiveness of available vaccines against variants of the virus, the duration and severity of the impact of the
COVID-19
pandemic on overall demand for air travel, and the deep economic recession expected, all of which are highly uncertain and cannot be predicted. See “Risk Relating to the
COVID-19
pandemic”.
Additionally, global geopolitical events, such as the conflict between Russia and Ukraine beginning in February 2022, have led to an increase in fuel costs which may negatively impact our business operations. Due to the evolving nature of such events, we are unable to predict the duration of the conflict or the extent of the impact on our business. While we do not expect that the conflict will be directly material to us, collateral effects off the geopolitical instability, such as the imposition of sanctions against Russia and Russia’s response to such sanctions, could adversely affect the global economy or domestic markets where we operate.
E. Off-Balance Sheet arrangements
Not applicable.
Item 6. Directors, senior management and employees

A.	Directors and Senior Management
Currently, our Board of Directors is comprised of eleven members. The number of directors elected each year varies. Messrs. Stanley Motta, Jaime Arias, Jose Castañeda and Josh Connor were re-elected
as directors for
two-year
terms at our annual shareholders’ meeting held in 2021. Messrs. Pedro Heilbron, Ricardo A. Arias, Alvaro Heilbron, Carlos A. Motta, John Gebo, Andrew Levy and Mrs. Julianne Canavaggio were each re-elected
for
two-year
terms at our annual shareholders’ meeting held in 2020.
The following table sets forth the name, age and position of each member of our Board of Directors as of February 28, 2022. A brief biographical description of each member of our Board of Directors follows the table:

Name	Position	Age
Pedro Heilbron	Chief Executive Officer and Director	63
Stanley Motta	Chairman and Director	76
Alvaro Heilbron	Director	56
Jaime Arias	Director	87
Ricardo Alberto Arias	Director	82
Carlos A. Motta	Director	49
John Gebo	Director	51
Jose Castañeda Velez	Director	77
Andrew Levy	Director	52
Josh Connor	Director	48
Julianne Canavaggio	Director	40

Mr.
 Pedro Heilbron.
See “—Executive Officers”.
Mr.
 Stanley
 A. Motta
has been one of the directors of Copa Airlines since 1986 and a director of Copa Holdings since it was established in 1998. Since 1990, he has served as the President of Motta Internacional, S.A. an international importer and distributor of consumer goods. Mr. Motta is father of Mr. Carlos A. Motta. He serves on the boards of directors of Motta Internacional, S.A., Grupo ASSA and ASSA Compañía de Seguros, S.A., Inversiones Bahía, Ltd. and GBM Corporation and also serves as a director in numerous other privately held companies. Mr. Motta is a graduate of Tulane University 67.
Mr.
 Alvaro Heilbron
was elected as director of Copa Holdings in 2012. He is the brother of Mr. Pedro Heilbron, our chief executive officer. Mr. Heilbron is
Co-Founder
of Editora del Caribe, S.A. He serves on the board of Grupo PTM Panama, S.A., Gold Mills de Panama, S.A., Desarrollo Costa del Este, Inversiones Haripasa and he is a member of Babson College´s Global Advisory Board. Mr. Heilbron holds a B.S. in Business Administration from George Washington University, and a Post-Graduate degree in Management from INCAE Business School. Mr. Heilbron also served as Vice-President of Commercial for Copa Airlines between the years of 1988 and 1999.
Mr.
 Jaime Arias
has been one of the directors of Copa Airlines since 1983 and a director of Copa Holdings since it was established in 1998. He is a founding partner of Galindo, Arias & Lopez. Mr. Arias holds a BA from Yale University, a JD from Tulane University and completed legal studies at the University of Paris, Sorbonne. In addition to COPA, he presently only serves in one other public company, which is Promed, S.A.
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

Mr.
 Andrew Levy
was elected as a director of Copa Holdings in 2016. Mr. Levy is currently Chairman and CEO of Avelo, Inc. and its wholly owned subsidiary Avelo Airlines, a new ultra-low-cost
carrier focused on the US domestic market. Previously, he served as Executive Vice President and Chief Financial Officer of United Airlines from 2016 to 2018. He also served as President, Chief Operating Officer, Chief Financial Officer, Treasurer and as a member of the Board of Directors of Allegiant Travel Company, parent company of US ultra-low-cost
carrier Allegiant Air, from 2001 to 2014. Mr. Levy started his airline career in 1994 at ValuJet Airlines, Inc. and then joined Savoy Capital, an investment banking and advisory firm specializing in the airline industry in 1996. He holds a Juris Doctor degree from Emory University School of Law and a BA degree in Economics from Washington University in St. Louis.
Mr.
 Josh Connor
is the founding partner of Connor Capital SB, LLC, an investment firm founded in December 2015. Since April 2017, he has served as a managing director and co-portfolio
manager of infrastructure investing at Oaktree Capital Management, an asset management firm specializing in alternative investment strategies. From October 2013 to July 2015, Mr. Connor served as a managing director and co-head
of the industrials banking group at Barclays Capital Inc., an international investment bank. While at Barclays, Mr. Connor also served as global head of transportation banking from April 2011 to October 2013. Prior to joining Barclays, Mr. Connor was with Morgan Stanley, an international investment bank, for 15 years, where he served as co-head
of the global transportation and infrastructure investment banking group. Mr. Connor has served on the board of Frontier Airlines since August 2015, on the board of managers of Watco Companies LLC since December 2018, on the board of U.S. Rail & Logistics since June 2021, and as chairman of the board of Neighborhood Property Group, LLC since November 2020. Mr. Connor holds a B.A. in Economics from Williams College.
Ms. Julianne Canavaggio
was elected as an independent director of Copa Holdings in 2019. Julianne is an investment banker and lawyer with over 20 years of experience working in the US and Latin America. She is Chief of Staff for the financial advisory division of Lazard, where she supports its leadership team, clients, and external partners in the delivery of Lazard’s strategic priorities. Prior to her role as Chief of Staff, she held various positions at the company, most recently as Managing Director and Head of Central America and the Caribbean. Julianne works with business leaders, entrepreneurs and families as a trusted advisor, supporting them on strategic decisions, so that these decisions best serve their greater company goals. Her client work focuses on domestic and cross-border mergers and acquisitions, divestitures, joint ventures, and special committee assignments. Ms. Canavaggio is also an independent board member of Provivienda / Cusezar, a real estate development conglomerate in Colombia, Panama and Mexico, and holds multiple independent and non-independent director positions in privately held companies. She has previously served on the board of directors of a conglomerate of wholesale distribution operations for personal care products, as well as a chain of department stores, and a general license bank. Ms. Canavaggio is on the board of trustees for the Panamerican Development Foundation, a nonprofit organization established by the Organization of American States. Ms. Canavaggio holds a BA from Harvard University and a JD from Tulane University.
The following table sets forth the name, age and position of each of our executive officers as of February 28, 2022. A brief biographical description of each of our executive officers follows the table.

Name	Position	Age
Pedro Heilbron	Chief Executive Officer and Director	63
José Montero	Chief Financial Officer	52
Daniel Gunn	Senior Vice-President of Operations	54
Dennis Cary	Senior Vice-President of Commercial and Planning	57
Peter Donkersloot	Vice-President of Human Resources	38
Julio Toro	Vice-President of Technology	48
Bolívar Domínguez	Vice-President of Flight Operations	46
Christophe Didier	Vice-President of Sales	58
Eduardo Lombana	Chief Executive Officer of AeroRepública, S.A. (Wingo)	60
Rafael Samudio	Vice-President of Technical Operations	51
Maria Jaen	Vice-President of On Board Service	48
Jan Ohlsson Svensson	Vice-President of Airport	59
Mr.
 Pedro Heilbron
has been our Chief Executive Officer since 1988. He received an MBA from George Washington University and a BA from College of the Holy Cross. Mr. Heilbron is the brother of Mr. Alvaro Heilbron, a member of our Board of Directors.

Mr.
 Jose Montero
has been our Chief Financial Officer since March 2013. He started his career with Copa Airlines in 1993 and has held various technical, supervisory, and management positions including Manager of Flight Operations, Director of System Operations Control Center (SOCC), and, between 2004 and 2013, Director of Strategic Planning. He has a BS in Aeronautical Studies from Embry-Riddle Aeronautical University and an MBA from Cornell University. He serves as independent director of Latinex, Inc, the holding company of the Panamá Stock Exchange, and is a member of IATA’S Financial Advisory Council.
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
Mr.
 Peter Donkersloot
joined Copa Airlines in August 2019 and has served as Vice President of Human Resources since January 2020. Mr. Donkersloot has over seventeen years working experience holding key positions in five different countries (Jamaica, Panama, Peru, El Salvador and Guatemala). His experience ranges in Commercial Operations, Logistics, Risk Assessment, Strategic Planning and General Management. He holds a Global MBA from the Thunderbird School of Global Management along with professional qualifications in Industrial Engineering from the
Instituto Tecnológico y de Estudios Superiores de Monterrey
(ITESM).
Mr.
 Julio Toro
has been our Vice-President of Technology since October 2015. He joined Copa in May 2011 as Director of the Project Management Office. Before joining Copa, he served as Operations Manager and Vice-President of Information Systems for Cable & Wireless Panama. He received a BS in Electrical Engineering from Texas A&M University, a Master in Renewable Energy from
Universidad Tecnológica
, and an MBA jointly issued by New York University Stern School of Business, London School of Economics and Political Science, and HEC Paris School of Management.
Captain Bolivar Dominguez G.
has been our Vice President of Flight Operations since December 2017. He began his career with Copa Airlines in 2000 as a Copilot in the Boeing
737-200,
and has held positions of increasing responsibility, such as Head of Training on the Embraer fleet, Director of our System Operations Control Center (SOCC), and before his latest appointment as Chief Pilot. Bolivar is also a member since 2019 of the IATA Safety, Flight and Ground Operations Advisory Council (SFGOAC), responsible to act as advisor to the Board of Governors and the Director General of IATA on all matters connected with the improvement of safety and efficiency of civil air transport, ground operations and baggage. Bolivar holds an Airline Transport Pilot License, with Type Ratings on the Boeing 727, Embraer 190, and Boeing 737, and received a BS in Industrial Engineering from
Universidad Latina
in Panama, and an MBA from the University of Louisville.
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
Mr.
 Eduardo Lombana
joined the Company in May 2005 as Chief Operating Officer and was appointed as Chief Executive Officer of AeroRepública as of February 2012. He served three years at Avianca as Vice-President of Network, responsible for revenue management, network planning and revenue accounting during the company’s bankruptcy turn over. Prior to that, he served as VicePresident of Flight Operations for ACES before it merged with Avianca. Mr. Lombana holds a BS in Aviation Technology and an AS in Aviation Maintenance Technology from Embry Riddle Aeronautical University.
The business address for all of our senior management is c/o Copa Airlines, Avenida Principal y Avenida de la Rotonda, Urbanización Costa del Este, Complejo Business Park, Torre Norte, Parque Lefevre Panama City, Panama.

Mr.
 Rafael Samudio
has been our Vice President of Technical Operation since January 2022. He started his career with Copa Airlines in 1994 and has held various technical, supervisory, and management positions including, Director of Engineering & Maintenance Planning, and Senior Director of Procurement & Technical Contracts. He has a BS in Electromechanical Engineering from Technology University of Panama and an MBA from Latin American University of Science and Technology (ULACIT).
Mrs.
 Maria Alejandra Jaén
has been our Vice-President of Inflight Services since January 2022. She joined Copa in November 2014 as Director of Inflight Training and Standards. Before joining Copa, she held several management positions in large multinational companies such as Dell and Citibank. Her previous experience included Operations, Customer Service, Project Management and Business Process Improvement, being a Certified Black Belt. She has a BS in Industrial Engineering from Universidad Tecnológica de Panama, an MBA from Nova Southeastern University and an Executive Certification in Management and Leadership from MIT Sloan School of Management.
Mr.
 Jan Ohlsson
has been our Vice-President of Airports since May 2021. Prior to joining Copa Airlines, Mr. Ohlsson has held various positions in the tour operation, hotel and airline industry since 1984. First in the SAS group, including 21 years in Spanair holding the positions as Senior Vice-President Passenger Services and later as Senior Vice-President Traffic Execution. His previous experience before Copa Airlines during the last 9 years was the Spanish LCC Start up Volotea where he served as Director Ground Operations and Inflight Services. Mr. Ohlsson, a Swedish and Spanish National, is a Construction Engineer, and speaks English, Spanish and the Scandinavian languages.
The business address for all of our senior management is c/o Copa Airlines, Avenida Principal y Avenida de la Rotonda, Urbanización Costa del Este, Complejo Business Park, Torre Norte, Parque Lefevre Panama City, Panama.
B. Compensation
In 2021, we paid an aggregate of approximately $2.7 million in cash compensation to our executive officers. In addition, members of committees of the Board of Directors receive additional compensation per committee meeting. All of the members of our Board of Directors and their spouses receive benefits to travel on Copa flights as well.
Incentive Compensation Program
In 2005, the Compensation Committee of our Board of Directors eliminated the then-existing Long-Term Retention Plan and approved a one-time
non-vested
stock bonus award program for certain executive officers or the “Stock Incentive Plan”.
Non-vested
stock delivered under the Stock Incentive Plan may be sourced from treasury stock or authorized un-issued
shares. In accordance with this program, the Compensation Committee of our Board of Directors had granted restricted stock awards to our senior management and to certain named executive officers and key employees. Normally, these shares vest over three to five years in yearly installments equal to one-third
of the awarded stock on each anniversary of the grant date, 100% of the awarded stock at the third anniversary of the grant date or in yearly installments equal to 15% of the awarded stock on each of the first three anniversaries of the grant date, 25% on the fourth anniversary and 30% on the fifth anniversary. See note 25 – “Share-based payments” from our consolidated financial statements beginning on page
F-1.
The following table shows shares granted:

	2021	2020	2019

Shares	137,799	28,201	29,462
Fair value	$85.31	$93.99	$89.33/$96.25
Contractual life	3 to 5 years	1 to 3 years	1 to 3 years

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
ten-year
term.
The total compensation cost recognized for
non-vested
stock and options awards amounts to $7.1 million, $5.3 million, and $6.1 million in 2021, 2020, and 2019, respectively, and was recorded as a component of “Wages, salaries, benefits and other employees’ expenses” within operating expenses.
During the first quarter of 2022, the Compensation Committee of the Company’s Board of Directors approved three awards. Awards under these plans will grant approximately 25,643 shares of non-vested
stock, which will vest over a period of three to five years. The Company estimates the fair value of these awards to be approximately $2.4 million and the 2022 compensation cost for these plans will be $1.1 million.
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
Currently, our Board of Directors is comprised of eleven members. The number of directors elected each year varies. Messrs. Stanley Motta, Jose Castañeda, Jaime Arias and Josh Connor were re-elected
as directors for
two-year
terms at our annual shareholders’ meeting held in 2021. Messrs. Pedro Heilbron, Ricardo A. Arias, Alvaro Heilbron, Carlos A. Motta, John Gebo, Andrew Levy and Mrs. Julianne Canavaggio were each re-elected
for
two-year
terms at our annual shareholders’ meeting held in 2020.
Pursuant to contractual arrangements with us and CIASA, UAL is entitled to designate one of our directors. Currently, Mr. John Gebo is the
UAL-appointed
director.
None of our Directors has entered into any service contract with the Company or its subsidiaries.
Committees of the Board of Directors
Audit Committee
. The primary function of the Audit Committee is to assist the Board of Directors in fulfilling its oversight
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

Messrs. Jose Castañeda, Josh Connor and Mrs. Julianne Canavaggio, are independent non-executive
directors under the applicable rules of the New York Stock Exchange, are the current members of the committee. The Committee´s chairman is Mr. Josh Connor. All members are financially literate. Messrs. Castañeda, Connor and Mrs. Canavaggio have been determined to be financial experts by the Board of Directors.
Compensation Committee
. Our Compensation Committee is responsible for the selection process of the Chief Executive Officer and the evaluation of all executive officers (including the CEO), recommending the level of compensation and any associated bonus. The charter of our Compensation Committee requires that all its members shall be non-executive
directors, of which at least one member will be an independent director under the applicable rules of the New York Stock Exchange. Messrs. Stanley Motta, Jaime Arias and Jose Castañeda are the members of our Compensation Committee, and Mr. Stanley Motta is the Chairman of the Compensation Committee.
Nominating and Governance Committee
. Our Nominating and Governance Committee is responsible for developing and recommending criteria for selecting new directors, overseeing evaluations of the Board of Directors, its members and committees of the Board of Directors, environmental, social and governance matters and handling other issues that are specifically delegated to the Nominating and Governance Committee by the Board of Directors from time to time. Our charter documents require that there be at least one independent member of the Nominating and Governance Committee until the first shareholders’ meeting to elect directors after such time as the Class A shares are entitled to full voting rights. Messrs. Carlos Alberto Motta, Alvaro Heilbron, and José Castañeda are the members of our Nominating and Governance Committee, and Mr. Carlos Alberto Motta is the Chairman of the Nominating and Governance Committee.
Independent Directors Committee
. Our Independent Directors Committee is created by our Articles of Incorporation and consists of any directors that the Board of Directors determines from time to time meet the independence requirements of the NYSE rules applicable to audit committee members of foreign private issuers. Our Articles of Incorporation provide that there will be no fewer than three independent directors at all times, subject to certain exceptions. Under our Articles of Incorporation, the Independent Directors Committee must approve:

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
Mrs. Julianne Canavaggio, Messrs. Jose Castañeda, and Josh Connor, are independent non-executive
directors under the applicable rules of the New York Stock Exchange, are the current members of the committee.
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

Approximately 84.2% of the Company’s employees are located in Panama, while the remaining 15.8% are distributed among our foreign stations. Copa’s employees can be categorized as follows:

December 31,
	2021	2020	2019

Pilots	1040	1,060	1,391
Flight attendants	1822	1,462	2,185
Mechanics	477	340	527
Customer service agents, reservation agents, ramp and others	913	1,087	2,544
Management and clerical	1,875	1,718	2,230

Total employees	6,127	5,667	8,877

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
B737-800
Cockpit Procedure Trainers (CPTs) compliant with regulatory Qualification FTD Level 4 to provide 100% of our initial, recurrent, transition and upgrade training needs. We bought a new Boeing 737 MAX Full Flight Simulator compliant with regulatory qualification Level D to provide 100% of our training needs which is available for use since May of 2019, which underwent an important upgrade with the Boeing 737
MAX-9
data package software in November 2021 to resemble our fleet.
Approximately 65.8% of the Company’s 6,127 employees are unionized. Our employees currently belong to eight union organizations; five covering employees in Panama and three covering employees in Colombia, in addition to union organizations in other countries to which we fly. Copa Airlines has traditionally had good relations with its employees and all the unions and expects to continue to enjoy good relations with its employees and the unions in the future.
The five unions covering employees in Panama include: the pilots’ union (UNPAC); the flight attendants’ union (SIPANAB); the mechanics’ union (SITECMAP), the industry union (SIELAS), which represents ground personnel, messengers, drivers, passenger service agents, counter agents and other non-executive
administrative staff, and other industry union named UGETRACAS which represents ground personnel and flight attendants.
Copa entered into collective bargaining agreements with the pilots’ union in July 2017, the industry union in December 2017, the mechanics’ union in June 2018 and with the flight attendants’ union in October 2018. Collective bargaining agreements in Panama are typically between three and four-year terms.
The three unions covering employees in Colombia are: the pilots’ union (ACDAC), the flight attendants’ union (ACAV) and the industry union in Colombia (SITRANAC).

Copa entered into collective bargaining with ACDAC in January 2018 and ended without agreement. ACDAC ended without agreement and resolved to extend the benefits provided by arbitration in December 2014 up to June 2022. ACAV arbitration decision was extended until March 2022, since ACAV has not presented a new bill of petitions. Additionally, SINTRATAC and Copa entered into collective bargaining agreement in December 2017 for terms of four years until December 2021. This agreement was automatically extended until June 2022. Negotiations with ACMA were resolved by arbitration on December 31, 2015, extending the validation every 6 months from this date, until June 2022. ACMA has not presented a new bill of petition.
Typically, collective bargaining agreements in Colombia have terms of two to three years. Although AeroRepública usually settles many of its collective bargaining agreement negotiations through arbitration proceedings, it has traditionally experienced good relations with its unions.
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
Item 7. Major Shareholders and Related Party Transactions
A. Major Shareholders
The following table sets forth information relating to the beneficial ownership of our Class A shares as of December 31, 2021 by each person known to us to beneficially own 5% or more of our common shares and all our directors and officers as a group.
Class A shares are limited voting shares entitled only to vote in certain specified circumstances. See “Item 10B. Additional Information – Memorandum and Articles of Association – Description of Capital Stock”.

Class A Shares
Beneficially Owned
Shares
CIASA (2)	42,989
Executive officers and directors as a group (13 persons)	113.446
Others	30,838,685

Total	30,995,120

(1)	Based on a total of 30,995,120 Class A shares outstanding.
(2)	CIASA owns 100% of the Class B shares of Copa Holdings representing 26.1% of our total capital stock.
In June 2006, Continental reduced its ownership of our total capital stock from 27.3% to 10.0%. In May 2008, Continental sold down its remaining shares in the public market.
CIASA currently owns 100% of the Class B shares of Copa Holdings, representing 100% of the voting power of our capital stock. CIASA is controlled by a group of Panamanian investors representing several prominent families in Panama. This group of investors has historically acted together in a variety of business activities both in Panama and elsewhere in Latin America, including banking, insurance, real estate, telecommunications, international trade and commerce and wholesale. Members of the Motta, Heilbron and Arias families, and their affiliated companies, including our Chief Executive Officer, Mr. Pedro Heilbron, and several of our directors beneficially own approximately 83% of CIASA’s shares, as of February 28, 2022. Such individual shareholders of CIASA have entered into a shareholders’ agreement that restricts transfers of CIASA shares to non-Panamanian
nationals. Mr. Stanley Motta exercises effective control of CIASA.

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
It is not practicable for us to determine the number of Class A shares beneficially owned in the United States. As of February 28, 2022, we had 231 registered record holders of our Class A shares.
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
Banco General, S.A.
We have a strong commercial banking relationship with Banco General, S.A., a Panamanian bank partially owned by our controlling shareholders. We have obtained financing from Banco General under short to medium-term financing arrangements for part of the commercial loan tranche of one of the Company’s Export-Import Bank facilities. We also maintain general lines of credit and time deposit accounts with Banco General. Interest received from Banco General amounted to $1.5 million, $2.7 million and $4.2 million in 2021, 2020, or 2019, respectively. There have not been any material interest payments for the last three years. There was no outstanding debt balance at December 31, 2021, 2020, or 2019.
ASSA Compañía de Seguros, S.A.
Panamanian law requires us to maintain our insurance policies through a local insurance company. We have contracted with ASSA, an insurance company that provide substantially all of the Company’s insurance policies. While the Company’s controlling shareholders do not hold a controlling equity interest in ASSA
Compañía de Seguros, S. A
.
, various members of the Company’s Board of Directors are also board members of ASSA Compañía de Seguros, S. A. ASSA has, in turn, reinsured almost all of the risks under those policies with insurance companies around the world. The payments to ASSA totaled $9.7 million in 2021, $7.2 million in 2020 and $11.2 million in 2019.
Petróleos Delta, S.A.
Since 2005, we entered into a contract with Petróleos Delta, S.A. to supply our jet fuel needs. The contract term is two years and the last contract subscribed was in June 2020. While our controlling shareholders do not hold a controlling equity interest in Petróleos Delta, S.A., several of our directors are also board members of Petróleos Delta, S.A. Payments to Petróleos Delta totaled $190.6 million in 2021, $102.7 million in 2020 and $376.8 million in 2019.

Desarollo Inmobiliario del Este, S.A.
During January 2006, we moved into headquarters located six miles away from Tocumen International Airport. We lease four floors consisting of approximately 105,981 square feet of the building from Desarollo Inmobiliario Del Este, S.A., an entity controlled by the same group of investors that controls CIASA. Payments to Desarrollo Inmobiliario Del Este, S.A. totaled $3.4 million, $3.3 million and $4.0 million in 2021, 2020 and 2019, respectively.
Galindo, Arias & Lopez
Most of our legal work is carried out by the law firm Galindo, Arias & Lopez. Messrs. Jaime Arias and Ricardo Alberto Arias, partners of Galindo, Arias & Lopez, are indirect shareholders of CIASA and serve on our Board of Directors. Payments to Galindo, Arias & Lopez totaled $0.2 million, $0.2 million and $0.3 million in 2021, 2020 and 2019, respectively.
Milicom Tigo Panama, S.A.
The Company is responsible for providing television and internet broadcasting services in Panama. A member of the Company’s Board of Directors is shareholder of Milicom Tigo Panama, S.A. Payments to Milicom Tigo Panama, S.A. totaled $0.6 million. $0.7 million, and $1.4 million in 2021, 2020 and 2019, respectively.
Panama Air Cargo Terminal
Provides cargo and courier services in Panama, an entity controlled by the same group of investors that controls CIASA. Payments to Panama Air Cargo Terminal totaled $3.2 million in 2021, $2.0 million in 2020 and $3.5 million in 2019.
GBM International, Inc.
Provides systems integration and computer services, as well as technical services and enterprise management. A member of the Company’s Board of Directors is shareholder of GBM International, Inc. Payments to GBM International, Inc. totaled $0.1 million, $0.1 million and $0.2 million in 2021, 2020, 2019, respectively.
Other Transactions
We also purchase most of the alcohol and some of the other beverages served on our aircraft from Motta Internacional, S.A. and Global Brands, S.A., both of which are controlled by our controlling shareholders. We do not have any formal contracts for these purchases but pay wholesale prices based on price lists periodically submitted by those importers and comparisons to other options in the marketplace. We paid these entities approximately $0.1 million in 2021, $0.6 million in 2020 and $1.9 million in 2019.
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

In February 2016, the Board of Directors approved a change to the dividend policy to limit aggregate annual dividends to an amount equal to 40% of the prior year’s annual consolidated adjusted net income, to be distributed in equal quarterly installments subject to board ratification each quarter. Our Board of Directors may, in its sole discretion and for any reason, amend or discontinue the dividend policy. Our Board of Directors may change the level of dividends provided for in this dividend policy or entirely discontinue the payment of dividends. Future dividends with respect to shares of our common stock, if any, will depend on, among other things, our results of operations, cash requirements, financial condition, contractual restrictions, business opportunities, provisions of applicable law and other factors that our Board of Directors may deem relevant.
During the first quarter of 2020, the Company paid dividends in the amount of $80 cents per share. Given the uncertainty related to the
COVID-19
pandemic, including the effect on future air travel demand, on April 26, 2020 the Board of Directors postponed dividend payments for the remaining quarters of 2020 and as of December 31, 2021, the decision remains.

Dividend or Fiscal Year:	Payment Date	Total Dividend Payment (U.S. Dollars)	Cash Dividend per Share
2020	March 13, 2020	$34 million	0.80
2019	December 13, 2019	$28 million	0.65
2019	September 13, 2019	$28 million	0.65
2019	June 14, 2019	$28 million	0.65
2019	March 15, 2019	$28 million	0.65
2018	December 14, 2018	$37 million	0.87
2018	September 14, 2018	$37 million	0.87
2018	June 15, 2018	$37 million	0.87
2018	March 15, 2018	$37 million	0.87
2017	December 15, 2017	$32 million	0.75
2017	September 12, 2017	$32 million	0.75
2017	June 15, 2017	$22 million	0.51
2017	March 13, 2017	$22 million	0.51
2016	December 15, 2016	$22 million	0.51
2016	September 13, 2016	$22 million	0.51
2016	June 16, 2016	$21 million	0.51
2016	March 16, 2016	$21 million	0.51
B. Significant Changes
None.
Item 9. The Offer and Listing

A.	Offer and Listing Details
Our Class A shares have been listed on the New York Stock Exchange, or NYSE, under the symbol “CPA” since December 14, 2005.

B.	Plan of Distribution
Not applicable.

C.	Markets
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
Copa Holdings was formed on May 6, 1998 as a corporation (
sociedad anónima
) duly incorporated under the laws of Panama with an indefinite duration. The Registrant is registered under Public Document No. 3.989 of May 5, 1998 of the Notary Number Eight of the Circuit of Panama and recorded in the Public Registry Office, Microfilm (Mercantile) Section, Microjacket 344962, Film Roll 59672, Frame 0023.
Objects and Purposes
Copa Holdings is principally engaged in the investment in airlines and aviation-related companies and ventures, although our Articles of Incorporation grant us general powers to engage in any other lawful business, whether or not related to any of the specific purposes set forth in the Articles of Incorporation (See Article 2 of the Company’s Articles of Incorporation).
Common Stock
Our authorized capital stock consists of 80 million shares of common stock without par value, divided into Class A shares, Class B shares and Class C shares. As of December 31, 2021, we had 33,998,654 Class A shares issued and 30,995,120 Class A shares outstanding; 10,938,125 Class B shares issued and outstanding, and no Class C shares outstanding. Class A and Class B shares have the same economic rights and privileges, including the right to receive dividends, except as described in this section.
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
engines will continue through September 30, 2022 while the agreements with respect to the
CFM-56
engines expire on December 31, 2021 and April 30, 2028, respectively, in each case unless renewed upon the parties’ mutual agreements. Either party may terminate the agreement in the event of insolvency of the other party or upon a material breach by the other party which remains uncured. Any material breach by us of this agreement could, at the option of GE, trigger a cross-default of all our other contracts with GE. GE may also terminate this agreement if the number of engines covered decreases below the prescribed minimum. Upon early termination of the agreement for any reason, we shall pay GE for all services or work performed by GE up to the time of such termination by means of reconciliation.

MAX Aircraft purchase Agreement between the Boeing Company and Copa Airlines.
In April 2015, Copa finalized negotiations with the Boeing Company for the purchase of 737 MAX airplanes. These negotiations started in 2013, and the agreement has been amended several times since then, most recently in November 2021.
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
Passive Foreign Investment Company
We do not believe that we were a passive foreign investment company (a “PFIC”) for United States federal income tax purposes for 2021, and we expect to operate in such a manner so as not to become a PFIC in 2022 or the foreseeable future. However, the determination whether we are a PFIC must be made annually based on the facts and circumstances at that time, some of which may be beyond our control, such as our market capitalization and the valuation of our assets, including goodwill and other intangible assets, and the nature and sources of our income. If, contrary to our expectations, we are or become a PFIC, you could be subject to additional United States federal income taxes on gain recognized with respect to the Class A shares and on certain distributions, plus an interest charge on certain taxes treated as having been deferred under the PFIC rules. Further, non-corporate
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
Aircraft Fuel
. Our results of operations are affected by changes in the price and availability of aircraft fuel. The Company has not entered into new fuel hedge contracts and has adopted a strategy of remaining unhedged, while regularly reviewing its policies based on market conditions and other factors. As of December 31, 2021, the Company did not have any outstanding fuel hedge contracts. Market risk is estimated as a hypothetical 10% increase in the December 31, 2021 cost per gallon of fuel. Based on projected 2022 fuel consumption, such an increase would result in an increase to aircraft fuel expense of approximately $62.0 million in 2022. There are no hedged contracts for 2022. Additionally, global geopolitical events, such as the conflict between Russia and Ukraine beginning in February 2022, have led to an increase in fuel costs which may negatively impact our business operations. Due to the evolving nature of such events, we are unable to predict the duration of the conflict or the extent of the impact on our business.
Interest
. Our earnings are affected by changes in interest rates due to the impact those changes have on interest expense from variable-rate debt instruments and operating leases and on interest income generated from our cash and investment balances. If the interest rate average is 100 basis points more in 2021, the variable-rate debt interest expense would increase by approximately $2.8 million and the estimated fair value of the fixed-rate debt would decrease by approximately $0.1 million. These amounts are determined by considering the impact of the hypothetical interest rates on the variable-rate debt and marketable securities equivalent balances at December 31, 2021.
Foreign Currencies.
The majority of our obligations are denominated in U.S. dollars. Since Panama uses the U.S. dollar as legal tender, the majority of our operating expenses are also denominated in U.S. dollars, approximately 65.8% of revenues and 80.4% of expenses are in U.S. dollars. A significant part of our revenue is denominated in foreign currencies, including the Colombian peso, Brazilian real, Mexican peso and Argentinian peso, which represented 13.6%, 8.1%, 2.5% and 2.0%, respectively of our revenue in 2021, respectively.
On January 1, 2015, given the change in its business strategy focused on international markets, AeroRepública concluded that the most appropriate functional currency of the Company would be U.S. dollars. This reflects the fact that the majority of the airline’s business is influenced by pricing in international markets, with a dollar economic environment. In the same way, the major operating expenses such as fuel, leasing, airport services and sales commissions are dollarized. Until December 31, 2014, the previous functional currency of the Company was the Colombian peso.

The following chart summarizes the Company’s exchange risk exposure (assets and liabilities denominated in foreign currency) at December 31, 2021 and 2020:

	2021	2020

Assets
Cash and cash equivalents	10,848	12,322
Accounts receivable, net	50,103	27,670
Other assets	17,811	18,942

Total assets	$78,762	$58,934
Liabilities
Accounts payable	35,948	20,142
Taxes payable	25,827	13,757
Other liabilities	12,239	11,387

Total liabilities	$74,014	$45,286

Net position	$4,748	$13,648

Item 12. Description of Securities Other than Equity Securities
Not applicable.

A.	Debt securities
Not applicable.

B.	Warrants and rights
Not applicable.

C.	Other securities
Not applicable.

D.	American depositary shares
Not applicable.

PART II
Item 13. Defaults, Dividend Arrearages and Delinquencies
None.
Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds
None.
Item 15. Controls and Procedures

A.	Disclosure Controls and Procedures
Disclosure controls and procedures are designed to ensure that information required to be disclosed by the Company in reports filed or submitted under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms. We carried out an evaluation under the supervision of our Management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2021. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

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
Management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2021. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control – Integrated Framework (2013).
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
Based on this assessment, Management believes that, as of December 31, 2021, the Company’s internal control over financial reporting is effective based on those criteria.

C.	Attestation Report of the Registered Public Accounting Firm
The effectiveness of our internal controls over financial reporting as of December 31, 2021 has been audited by Ernst &Young, the independent registered public accounting firm who also audited the Company’s consolidated financial statements. Ernst & Young’s attestation report of the effectiveness of the Company’s internal control over financial reporting is included herein.

D.	Changes in Internal Control over Financial Reporting
There has been no change in our internal control over financial reporting during 2021 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Report of Independent Registered Public Accounting Firm
To the Shareholders and the Board of Directors Of
Copa Holdings, S.A. and Subsidiaries
Opinion on Internal Control over Financial Reporting
We have audited Copa Holdings, S.A. and subsidiaries’ (the Company) internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Copa Holdings, S.A. and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2021, based on the COSO criteria.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statements of financial position of the Company as of December 31, 2021 and 2020 and the related consolidated statements of profit or loss, comprehensive income (loss), changes in equity and cash flows for each of the three years in the period ended December 31, 2021, and the related notes, and our report dated April 4, 2022, expressed an unqualified opinion thereon.
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
4
, 2022

Item 16. Reserved
Item 16A. Audit Committee Financial Expert
Our Board of Directors has determined that Messrs. Jose Castañeda and Josh Connor and Mrs. Julianne Canavaggio qualify as an “audit committee financial experts” as defined by current SEC rules and meet the independence requirements of the SEC and the NYSE listing standards. For a discussion of the role of our audit committee, see “Item 6C. Board Practices—Audit Committee”.
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
Item 16C. Principal Accountant Fees and Services
The following table sets forth by category of service the total fees for services performed by our independent registered public accounting firm Ernst & Young Limited Corp (PCAOB ID No. 1415) and its affiliates during the fiscal years ended December 31, 2021, 2020 and 2019:

	2021	2020	2019
Audit Fees	$695,934	$815,000	$944,220
Audit-Related Fees	—	—	—
Tax Fees	—	—	—
All Other Fees	—	—	245,000
Total	$695,934	$815,000	$1,189,220
Audit Fees
Audit fees for 2021, 2020 and 2019 included the audit of our annual financial statements and internal controls.
Audit-Related Fees
There were no audit-related fees for 2021, 2020 or 2019.
Tax Fees
There were no tax fees for 2021, 2020 or 2019.
All Other Fees
Other fees for 2021 and 2020 include amounts paid for permitted consulting services performed by Ernst & Young and pre-approved
by our audit committee.
Pre-Approval
Policies and Procedures
Our audit committee approves all audit, audit-related, tax and other services provided by Ernst & Young. Any services provided by Ernst & Young that are not specifically included within the scope of the audit must be pre-approved
by the audit committee in advance of any engagement. Pursuant to Rule 201 of Regulation
S-X,
audit committees are permitted to approve certain fees for audit-related services, tax services and other services pursuant to a de minimis exception prior to the completion of an audit engagement. In 2021, none of the fees paid to Ernst & Young were approved pursuant to the de minimis exception.

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
The following table provides a summary for the Company’s share repurchase program as of December 31, 2021:

Period	Total number of shares purchased	Average price paid per share	Total number of shares purchased as part of publicly announced program	Maximum number of shares that may be yet be purchased under the program (1)
Program 2014 (EOMR)
December 2014	182,592	$101.84	182,592	2,274,440
January 2015	139,196	$104.13	321,788	2,084,941
February 2015	28,454	$109.65	350,242	1,951,529
ASR 2015
September 2015	500,000		850,242
December 2015	1,460,250		2,310,492
Program 2021 (10b5-1)
July 2021	1,474	$64.88	2,311,966	1,373,184
November 2021	54,998	$70.68	2,366,964	1,326,157
December 2021	502,553	$72.67	2,869,517	884,346

Total	2,869,517

(1)	Calculated based on the last share price for the end of the year
As of December 31, 2021, the Company had $73.1 million remaining to purchase shares under its share repurchase program.
Item 16F. Changes in Registrant’s Certifying Accountant
None.
Item 16G. Corporate Governance
Companies that are registered in Panama are required to disclose whether or not they comply with certain corporate governance guidelines and principles that are recommended by the Superintendence of the Securities Market (
Superintendencia del Mercado de Valores, or SMV
). Statements below referring to Panamanian governance standards reflect these voluntary guidelines set by the SMV rather than legal requirements or standard national practices. Our Class A shares are registered with the SMV, and we comply with the SMV’s disclosure requirements.

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
Item 19. Exhibits

2.1 (2019)	Description of the registrant’s securities registered pursuant to Section 12 of the Securities Exchange Act of 1934.

3.1**	English translation of the Amended Articles of Incorporation (Pacto Social) of the Registrant

4.1 (2008)	Supplemental Agreement dated as of May 13, 2008 by and among Copa Holdings, S.A. Corporation de Inversiones Aereas, S.A. and Continental Airlines, Inc.

4.2†	Aircraft Lease Agreement, dated as of March 4, 2004, between International Lease Finance corporation and Compañía Panameña de Aviación, S.A., Boeing Model 737-700 or 800 Aircraft, Serial No. 32800

4.3**	Aircraft General Terms Agreement, dated November 25, 1998, between The Boeing Company and Copa Holdings, S.A.

4.4†	Maintenance Cost per Hour Engine Service Agreement, dated March 5, 2003, between G.E. Engine Services, Inc. and Copa Holdings, S.A.

4.5†	Form of Amended and Restated Alliance Agreement between Continental Airlines, Inc. and Compañía Panameña de Aviación, S.A.

4.6**	Form of Amended and Restated Services Agreement between Continental Airlines, Inc. and Compañía Panameña de Aviación, S.A.

4.7**	Form of Second Amended and Restated Shareholders’ Agreement among Copa Holdings, S.A., Corporación de Inversiones Aéreas, S.A. and Continental Airlines, Inc.

4.8**	Form of Guaranteed Loan Agreement

4.9**	Form of Amended and Restated Registration Rights Agreement among Copa Holdings, S.A., Corporación de Inversiones Aéreas, S.A. and Continental Airlines, Inc.

4.10**	Form of Copa Holdings, S.A. 2005 Stock Incentive Plan

4.11**	Form of Copa Holdings, S.A. Restricted Stock Award Agreement

4.12*	Form of Indemnification Agreement with the Registrant’s directors

4.13**	Form of Amended and Restated Trademark License Agreement between Continental Airlines, Inc. and Compañía Panameña de Aviación, S.A.

4.14†	Supplemental Agreement No. 11 dated as of August 30, 2006 to the Boeing Purchase Agreement Number 2191 dated November 25, 1998 between the Boeing Company and Copa Holdings, S.A.

4.15†	Supplemental Agreement No. 12 dated as of February 26, 2007 to the Boeing Purchase Agreement Number 2191 dated November 25, 1998 between the Boeing Company and Copa Holdings, S.A.

4.16†	Supplemental Agreement No. 13 dated as of April 23, 2007 to the Boeing Purchase Agreement Number 2191 dated November 25, 1998 between the Boeing Company and Copa Holdings, S.A.

4.17†	Supplemental Agreement No. 14 dated as of August 31, 2007 to the Boeing Purchase Agreement Number 2191 dated November 25, 1998 between the Boeing Company and Copa Holdings, S.A.

4.18†	Supplemental Agreement No. 15 dated as of February 21, 2008 to the Boeing Purchase Agreement Number 2191 dated November 25, 1998 between the Boeing Company and Copa Holdings, S.A.

4.19†	Supplemental Agreement No. 16 dated as of June 30, 2008 to the Boeing Purchase Agreement Number 2191 dated November 25, 1998 between the Boeing Company and Copa Holdings, S.A.

4.20†	Supplemental Agreement No. 17 dated as of December 15, 2008 to the Boeing Purchase Agreement Number 2191 dated November 25, 1998 between the Boeing Company and Copa Holdings, S.A.

4.21†	Supplemental Agreement No. 18 dated as of July 15, 2009 to the Boeing Purchase Agreement Number 2191 dated November 25, 1998 between the Boeing Company and Copa Holdings, S.A

4.22†	Supplemental Agreement No. 19 dated as of August 31, 2009 to the Boeing Purchase Agreement Number 2191 dated November 25, 1998 between the Boeing Company and Copa Holdings, S.A

4.23†	Supplemental Agreement No. 20 dated as of November 19, 2009 to the Boeing Purchase Agreement Number 2191 dated November 25, 1998 between the Boeing Company and Copa Holdings, S.A

4.24†	Supplemental Agreement No. 21 dated as of May 28, 2010 to the Boeing Purchase Agreement Number 2191 dated November 25, 1998 between the Boeing Company and Copa Holdings, S.A

4.25†	Supplemental Agreement No. 22 dated as of September 24, 2010 to the Boeing Purchase Agreement Number 2191 dated November 25, 1998 between the Boeing Company and Copa Holdings, S.A

4.26†	Supplemental Agreement No. 23 dated as of October, 2010 to the Boeing Purchase Agreement Number 2191 dated November 25, 1998 between the Boeing Company and Copa Holdings, S.A

4.27†	On Pointsm Solutions Rate per Engine Flight Hour Service Agreement dated as of April 15, 2012 between GE Engine Services, LLC., Compañía Panameña de Aviación, S.A., and Lease Management Services, LLC.

4.28†	Purchase Agreement No. PA-03774 dated June 27, 2012 between The Boeing Company and Copa Holdings S.A. relating to Boeing Model 737 MAX Aircraft.

8.1	Subsidiaries of the Registrant

12.1	Certification of the Chief Executive Officer, pursuant to Rules 13a-14 and 15d-14 under the Securities Exchange Act of 1934.

12.2	Certification of the Chief Financial Officer, pursuant to Rules 13a-14 and 15d-14 under the Securities Exchange Act of 1934.

13.1	Certification of Chief Executive Officer, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2	Certification of the Chief Financial Officer, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

101. INS	Inline XBRL Instance Document.

101. SCH	Inline XBRL Taxonomy Extension Schema Document.

101. CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.

101. LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.

101. PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.

101. DEF	Inline XBRL Taxonomy Extension Definition Document.

104.	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

*	Previously filed with the SEC as an exhibit and incorporated by reference from our Registration Statement on Form F-1, filed June 15, 2006, File No. 333-135031.
**
Previously filed with the SEC as an exhibit and incorporated by reference from our Registration Statement on Form
F-1,
filed November 28, 2005, as amended on December 1, 2005 and December 13, 2005, File
No. 333-129967.

2008	Previously filed with the SEC as an exhibit and incorporated by reference from our Annual Report on Form 20-F, filed May 6, 2009, File No. 001- 09801609.

2019	Previously filed with the SEC as an exhibit and incorporated by reference from our Annual Report on Form 20-F, filed April 8, 2020, File No. 001- 32696.
†	Certain information from this exhibit has been excluded from this exhibit because it is both not material and is the type the registrant treats as private or confidential.

SIGNATURES
The Registrant hereby certifies that it meets all of the requirements for filing on Form
20-F
and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

COPA HOLDINGS, S.A.

By:	/s/ Pedro Heilbron
Name: Pedro Heilbron
Title: Chief Executive Officer

By:	/s/ Jose Montero
Name: Jose Montero
Title: Chief Financial Officer
Dated: April
4
, 2022

Consolidated Financial Statements
Copa Holdings, S. A. and Subsidiaries
Year ended December 31, 2021
with Report of the Independent Registered Public Accounting Firm

COPA HOLDINGS, S. A. AND SUBSIDIARIES

COPA HOLDINGS, S. A. AND SUBSIDIARIES

Report of Independent Registered Public Accounting Firm
To the Shareholders and the Board of Directors of
Copa Holdings, S.A. and Subsidiaries
Opinion on the Financial Statements
We have audited the accompanying consolidated statements of financial position of Copa Holdings, S.A. and Subsidiaries (the Company) as of December 31, 2021 and 2020, the related consolidated statements of profit or loss, comprehensive income (loss), changes in equity and cash flows for each of the three years in the period ended December 31, 2021, and the related notes (collectively referred to as the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2021 and 2020, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2021, in conformity with International Financial Reporting Standards, as issued by the International Accounting Standards Board.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated April 4, 2022 expressed an unqualified opinion thereon.
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

F-1	(Continued)

Impairment of aircraft fleet cash-generating unit

Description of the Matter
As described in Notes 3, 4, 13 and 16 to the consolidated financial statements, the Company assesses at each reporting date whether there is an indication that an asset or its cash-generating unit (CGU) may be impaired. If any such indication exists, or when annual impairment testing for an asset is required, the Company estimates the asset’s or CGU’s recoverable amount. The recoverable amount is the higher of an asset’s or its CGU’s fair value less costs to sell and its value in use. When the carrying amount of an asset or CGU exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount. As part of this analysis the Company identified one CGU which includes the aircraft fleet, right of use assets, goodwill and certain definitive useful life intangible assets.

In 2021 the Company performed a quantitative impairment test and estimated the recoverable amount of the CGU by calculating the CGU value in use. As a result of this analysis, the Company determined the recoverable amount was in excess of the CGU’s carrying amount, therefore, no impairment was recorded.

Auditing management’s impairment test was complex and highly judgmental due to the significant estimation required to determine the value in use. In particular, the value in use estimate was sensitive to significant assumptions, such as changes in the discount rate, fuel expense and revenue growth rate, which are affected by expectations about future market and economic conditions.

How We Addressed the Matter in Our Audit
We obtained an understanding, evaluated the design and tested the operating effectiveness of controls over the CGU impairment analysis including controls over management’s review of the significant assumptions described above.

To test the CGU’s value in use, our audit procedures included, among others, evaluating the Company’s use of the discounted cash flows method, testing of the significant assumptions and inputs to the valuation model used to develop the projected financial information and testing the completeness and accuracy of the underlying data. We involved our valuation specialists to assist in our evaluation of the Company’s model, significant assumptions including the revenue growth rates, fuel expense and the discount rate.

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

Provision for Return Conditions

Description of the Matter
As described in Notes 3, 4 and 21 to the consolidated financial statements, the Company records a provision in accordance with IAS 37 – Provisions, Contingent Liabilities and Contingent Assets to accrue for the expected cost that will be incurred to return aircraft to their lessors in an agreed-upon condition. These payments are generally owed at the end of the lease term and represent a restoration obligation incurred over the lease term as the aircraft and engines are utilized. The provision is based on the net present value of the estimated costs of returning the aircraft and is accrued during the term of the lease.

F-2	(Continued)

These costs are reviewed annually and adjusted as appropriate. Changes in estimates between the provision balance and the expected costs are adjusted prospectively with any final difference recorded in the period when the aircraft is returned. As of December 31, 2021, the Company’s provision for return conditions totaled US$159 million.

Auditing this provision is a Critical Audit Matter because of the subjectivity and complexity of the required assumptions applied in the model used by the Company, including estimates of future maintenance costs, leases extension, determination of an appropriate discount rate and operational estimates of aircraft utilization.

How We Addressed the Matter in Our Audit
We obtained an understanding, evaluated the design and tested the operating effectiveness of controls over the Company’s return condition estimation process. We tested controls over management´s review of the expected return cost, leases extension, expected aircraft utilization and discount rate calculation

Our audit procedures included, among others, evaluating the methodology and the significant assumptions used, the review of the accuracy and completeness of the lease contract population and underlying data used by the Company to calculate the return cost. We tested the inputs used in the calculation, discount rate, specified return conditions requirements and the actual utilization reports from the Company’s aircraft maintenance records. We involved a valuation specialist to assist in the review of the discount rate.

We evaluated the change in the provision for return conditions from prior years in relation to changes in return costs and discount rates. In addition, we independently recalculated the discount rate as of December 31, 2021 and we compared our results with the Company’s calculations.

Frequent Flyer Deferred Revenue – Mileage Breakage

Description of the Matter
The Company’s frequent flyer deferred revenue totaled $95 million as of December 31, 2021. As described in Notes 3, 4 and 7 to the consolidated financial statements, members of the Company’s ConnectMiles program earn miles through the Company’s flights, Star Alliance partners and also by purchasing the goods and services of the Company network of non-airline partners and co-branded credit cards. The miles or points earned can be exchanged for flights on Copa or any of other Star Alliance partner airlines. In determining the value of mileage credits earned, the Company applies an estimate of mileage credits earned that are not expected to be redeemed (“breakage”) prior to their expiration.

To estimate breakage the Company uses a statistical model that incorporates the internal historical redemption data as well as industry patterns. However, considering Copa’s frequent flyer program was established in 2015, its historical redemption data is limited. Changes in the estimated breakage are applied on a prospective basis. The initial estimate of breakage is established at the time the miles are earned, but the expected breakage on outstanding miles is updated annually along with the estimated fair value of the miles earned. The Company engages a specialist to assist in the performance of the breakage calculation.

Auditing the breakage in the frequent flyer program is a Critical Audit Matter due to the complexity of the models used related to the determination of future behavior of redemptions.

How We Addressed the Matter in Our Audit
We obtained an understanding, evaluated the design and tested the controls over the Company’s frequent flyer program. We tested controls over management’s review of the breakage calculations including redemptions statistical behavior method and the data inputs used for the calculation.

To test the estimated miles that will expire without use, our procedures included evaluating the redemptions statistical behavior used and the assumptions applied, including whether the historical redemption data used in the model is representative of future redemption behavior. We also evaluated the competence of management’s specialist. We involved our valuation specialists to assist in our evaluation of the Company’s model, assumptions related to redemptions behavior and calculation of mileage breakage. Also, we performed a sensitivity analysis to determine the impact of changes in the breakage rate.

To test the completeness and accuracy of the underlying data our procedures included a review of the actual redemptions made from program inception to 2021.

Ernst & Young Limited Corp.
A member practice of Ernst & Young Global Limited
/s/ Ernst & Young Limited Corp.
We have served as the Company’s auditor since 1999
Panama City, Republic of Panama
April
4
, 2022

Copa Holdings, S. A. and Subsidiaries
Consolidated statement of financial position
As of December, 31
(In US$ thousands)

	Notes	2021	2020
ASSETS
Current assets
Cash and cash equivalents	8	$211,081	$119,065
Investments	9	806,340	770,816
Accounts receivable	10,23	92,450	64,635
Expendable parts and supplies	11	74,778	74,319
Prepaid expenses	12	31,148	30,473
Prepaid income tax		16,938	16,716
Other currents assets	17	6,054	7,805

		1,238,789	1,083,829
Asset held for sale	13	—	135,542

		1,238,789	1,219,371
Non-current assets
Investments	9	199,670	119,617
Accounts receivable	10	—	1,054
Prepaid expenses	12	6,727	6,066
Property and equipment	13	2,512,704	2,147,486
Right of use assets	14	166,328	214,279
Intangible assets	16	81,749	95,568
Deferred tax assets	22	28,196	35,595
Other non-current assets	17	14,098	14,348

		3,009,472	2,634,013

Total assets		$4,248,261	$3,853,384

LIABILITIES AND EQUITY
Current liabilities
Loans and borrowings	18	$196,602	$127,946
Current portion of lease liabilities	14	73,917	83,605
Trade, other payables and financial liabilities	19,23	121,330	66,683
Air traffic liability	7.2	557,331	470,695
Frequent flyer deferred revenue	7.2	34,719	16,041
Taxes payable		32,600	13,400
Accrued expenses payable	20	32,767	33,995
Income tax payable		3,835	1,023

		1,053,101	813,388
Non-current liabilities
Loans and borrowings long-term	18	1,229,031	1,035,954
Lease liabilities	14	104,734	146,905
Frequent flyer deferred revenue	7.2	60,395	75,172
Net defined benefit liabilities	15	7,670	14,332
Derivative financial instruments	18	268,338	245,560
Deferred tax liabilities	22	18,782	22,190
Other long-term liabilities	21	206,813	216,325

		1,895,763	1,756,438

Total liabilities		2,948,864	2,569,826

Equity	24
Issued capital
Class A common stock - 33,998,654 (2020 -33,861,872) shares issued 30,995,120 (2020 - 31,421,265) outstanding		21,289	21,199
Class B common stock - 10,938,125 (2020 - 10,938,125) shares issued and outstanding, no par value		7,466	7,466
Additional paid in capital		98,348	91,341
Treasury stock		(176,902)	(136,388)
Retained earnings		1,367,866	1,324,022
Accumulated other comprehensive loss		(18,670)	(24,082)

Total equity		1,299,397	1,283,558

Commitments and contingencies	27	—	—

Total liabilities and equity		$4,248,261	$3,853,384

The accompanying notes are an integral part of these consolidated financial statements.

Copa Holdings, S. A. and Subsidiaries
Consolidated statement of profit or loss
For the year ended December, 31
(In US$ thousands)

	Notes	2021	2020	2019
Operating revenue
Passenger revenue		$1,412,390	$760,594	$2,612,605
Cargo and mail revenue		71,577	21,002	62,460
Other operating revenue		25,964	19,407	32,343
	7	1,509,931	801,003	2,707,408
Operating expenses
Fuel		383,179	166,723	696,249
Wages, salaries, benefits and other employees’ expenses		258,128	256,327	450,439
Passenger servicing		35,869	27,566	102,103
Airport facilities and handling charges		131,335	59,536	181,959
Sales and distribution		129,877	70,395	210,623
Maintenance, materials and repairs		41,888	76,948	127,562
Depreciation and amortization	13,14,16	239,946	259,336	282,080
(Reversal) impairment of non financial assets	13,16	(5,441)	243,097	89,344
Flight operations		55,766	30,028	102,806
Other operating and administrative expenses		87,426	71,977	118,090
		1,357,973	1,261,933	2,361,255
Operating profit (loss)		151,958	(460,930)	346,153
Non-operating (expense) income
Finance cost	14,18	(76,234)	(73,045)	(57,432)
Finance income	18	10,849	19,963	24,405
Loss on foreign currency fluctuations		(6,174)	(8,459)	(15,408)
Net change in fair value of derivatives	18	(22,778)	(107,139)	—
Other net non-operating expense		(3,291)	(1,169)	(4,279)
		(97,628)	(169,849)	(52,714)
Profit (loss) before taxes		54,330	(630,779)	293,439
Income tax expense	22	(10,486)	23,717	(46,437)
Net profit (loss)		$43,844	$(607,062)	$247,002
Earnings (loss) per share
Basic and diluted	26	$1.03	$(14.28)	$5.81
The accompanying notes are an integral part of these consolidated financial statements.

Copa Holdings, S. A. and Subsidiaries
Consolidated statement of comprehensive income (loss)
For the year ended December, 31
(In US$ thousands)

	2021	2020	2019
Net profit (loss)	$43,844	$(607,062)	$247,002

Other comprehensive income (loss)
Other comprehensive loss not to be reclassified to profit or loss in subsequent periods - Remeasurement of actuarial income (loss), net of amortization	5,412	(15,454)	(4,401)

Total comprehensive income (loss) for the year	$49,256	$(622,516)	$242,601

The accompanying notes are an integral part of these consolidated financial statements.

Copa Holdings, S. A. and Subsidiaries
Consolidated statement of changes in equity
For the year ended December,31
(In US$ thousands)

		Common stock (Non - par value)		Issued capital		Additional paid in capital	Treasury stock	Retained earnings	Accumulated other comprehensive income (loss)	Total equity
	Notes	Class A	Class B	Class A	Class B

At January 1, 2019		31,257,686	10,938,125	$21,087	$7,466	$80,041	$(136,388)	$1,828,615	$(4,227)	$1,796,594
Net profit		—	—	—	—	—	—	247,002	—	247,002
Other comprehensive loss	15	—	—	—	—	—	—	—	(4,401)	(4,401)
Issuance of stock for employee awards		80,170	—	55	—	(55)	—	—	—	—
Share-based compensation expense	25	—	—	—	—	6,149	—	—	—	6,149
Dividends pai d	24	—	—	—	—	—	—	(110,438)	—	(110,438)

At December 31, 2019		31,337,856	10,938,125	$21,142	$7,466	$86,135	$(136,388)	$1,965,179	$(8,628)	$1,934,906
Net loss		—	—	—	—	—	—	(607,062)	—	(607,062)
Other comprehensive loss	15	—	—	—	—	—	—	—	(15,454)	(15,454)
Issuance of stock for employee awards		83,409	—	57	—	(57)	—	—	—	—
Share-based compensation expense	25	—	—	—	—	5,263	—	—	—	5,263
Dividends paid	24	—	—	—	—	—	—	(33,990)	—	(33,990)
Other		—	—	—	—	—	—	(105)	—	(105)

At December 31, 2020		31,421,265	10,938,125	$21,199	$7,466	$91,341	$(136,388)	$1,324,022	$(24,082)	$1,283,558
Net profit		—	—	—	—	—	—	43,844	—	43,844
Other comprehensive income	15	—	—	—	—	—	—	—	5,412	5,412
Issuance of stock for employee awards		132,880	—	90	—	(90)	—	—	—	—
Share-based compensation expense	25	—	—	—	—	7,097	—	—	—	7,097
Repurchase of treasury shares		(559,025)	—	—	—	—	(40,514)	—	—	(40,514)

At December 31, 2021		30,995,120	10,938,125	$21,289	$7,466	$98,348	$(176,902)	$1,367,866	$(18,670)	$1,299,397

The accompanying notes are an integral part of these consolidated financial statements.

Copa Holdings, S. A. and Subsidiaries
Consolidated statement of cash flows
For the year ended December,31
(In US$ thousands)

	Notes	2021	2020	2019
Operating activities

Net profit (loss)		$43,844	$(607,062)	$247,002
Adjustments for:
Income tax expense		10,846	(23,717)	46,437
Finance cost	18	76,234	73,045	57,432
Finance income	18	(10,849)	(19,963)	(24,405)
Depreciation and amortization	13,14,16	239,946	259,336	282,080
(Reversal) impairment of non finacial assets		(5,441)	243,097	89,344
Disposal of non financial assets		4,260	4,635	3,850
Impairment of financial assets	9,10	1,516	1,570	483
Allowance for obsolescence of expendable parts and supplies		30	47	164
Share-based compensation expense	25	7,097	5,263	6,149
Net change in fair value of derivatives	18	22,778	107,139	—
Unrealized loss on investment		274	—	—
Net foreign exchange differences		44,853	44,328	45,086
Change in:
Accounts receivable		(35,645)	71,625	(17,054)
Accounts receivable from related parties	10	(403)	(1,282)	76
Other current assets		(4,599)	11,148	15,653
Other assets		(6,786)	8,895	20,678
Accounts payable		49,285	(55,718)	(2,984)
Accounts payable from related parties	19	4,978	(11,116)	(587)
Air traffic liability		86,636	(26,679)	25,698
Frequent flyer deferred revenue		3,901	10,887	12,512
Other liability		6,450	(36,975)	48,400

Cash from operating activities		538,845	58,503	856,014
Income tax paid		(3,904)	(37,631)	(42,999)
Interest paid		(40,170)	(41,938)	(52,234)
Interest received		12,514	26,343	24,102

Net cash from operating activities		507,285	5,277	784,883
Investing activities
Acquisition of investments		(1,117,214)	(904,570)	(711,045)
Proceeds from redemption of investments		1,001,268	840,627	589,602
Advance payments on aircraft purchase contracts and other		(276,939)	—	(75,428)
Reimbursement of advance payments on aircraft purchase contracts		70,800	—	48,262
Acquisition of property and equipment		(206,795)	(44,065)	(62,397)
Proceeds from sale of property and equipment		81,336	30,666	43,603
Acquisition of intangible assets	16	(11,591)	(16,419)	(25,465)

Net cash used in investing activities		(459,135)	(93,761)	(192,868)
Financing activities
Proceeds from issue of convertible notes, net of costs	18	—	342,898	—
Proceeds from new borrowings	18	352,278	145,000	95,000
Payments on loans and borrowings	18	(142,233)	(267,086)	(426,827)
Payment of lease liability	14	(80,992)	(93,213)	(103,069)
Repurchase of treasury shares	24	(40,514)	—	—
Dividends paid		—	(33,990)	(110,438)

Net cash from (used) in financing activities		88,539	93,609	(545,334)

Net increase in cash and cash equivalents		136,689	5,125	46,681
Cash and cash equivalents at January 1		119,065	158,732	156,158
Effect of exchange rate change on cash		(44,673)	(44,792)	(44,107)

Cash and cash equivalents at December 31		$211,081	$119,065	$158,732

The accompanying notes are an integral part of these consolidated financial statements.

COPA HOLDINGS, S. A. AND SUBSIDIARIES
Notes to the consolidated financial statements

1.	Corporate information
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
These consolidated financial statements comprise the Company and its subsidiaries: Compañía Panameña de Aviación, S. A. (“Copa Airlines”), Oval Financial Leasing, Ltd. (“OVAL”), AeroRepública, S. A. (“AeroRepública”) and, La Nueva Aerolínea, S.A.

•
Copa Airlines: the Company’s core operation is incorporated according to the laws of the Republic of Panama and provides international air transportation for passengers, cargo and mail, operating from its Panama City hub in the Republic of Panama.

•	AeroRepública: is a Colombian air carrier, incorporated according to the laws of the Republic of Colombia which provides domestic and international air transportation for passengers, cargo, and mail.
AeroRepública operates “Wingo” a brand under a
low-cost
business model. Wingo operates administratively and functionally under AeroRepública, with an independent structure for its commercialization, distribution systems and customer service.

•
OVAL: incorporated according to the laws of the British Virgin Islands, it controls the special-purpose entities that have a beneficial interest in the majority of the Company’s fleet, which is leased to either Copa Airlines or AeroRepública.

•
La Nueva Aerolínea, S.A. is a Panamanian air carrier, incorporated according to the laws of the Republic of Panama and will provide international air transportation for passengers, cargo and mail, operating from the Republic of Panama.

La Nueva Aerolínea, S.A. will operate under “Wingo’s” brand, low-cost
business model, and it is expected to start operations during 2022.
The Company currently offers approximately
 204 daily scheduled flights to 69 destinations in 29 countries in North, Central and South America and the Caribbean, mainly from its Panama City Hub. Additionally, the Company provides passengers with access to flights to more than 150 international destinations through codeshare agreements. The Company is part of Star Alliance, the leading global airline network since June 2012.
The Company has a broad commercial alliance with United Airlines Holdings, Inc. (“United”), which was renewed during May 2021, for another five years. This Alliance includes an extensive and expanding code-sharing and technology cooperation.
Copa Airlines has the loyalty program “ConnectMiles”, designed to strengthen the relationship with its frequent flyers and provide exclusive attention. ConnectMiles members are eligible to earn and redeem miles to any of Star Alliance’s 1,300 (unaudited) destinations in 195 countries (unaudited) within 26 airlines members (unaudited).
As of December 31, 2021, the Company operates a fleet of 91 aircraft with an average age of 9.1 years, and consists of 68 Boeing
737-800
Next Generation aircraft, 9 Boeing
737-700
Next Generation aircraft, and 14
737-MAX
aircraft.

F- 9	(Continued)

COPA HOLDINGS, S. A. AND SUBSIDIARIES
Notes to the consolidated financial statements

The consolidated financial statements for the year ended December 31, 2021 have been authorized for issuance by the Company’s Chief Executive Officer and Chief Financial Officer on April
4
, 2022.

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
Going concern
Covid-19
significantly impacted the world economy since 2020 and may continue to do so in the years to come.
In an effort to slow-down outbreak in the region, Panama and several countries throughout Latin America extended their restrictions on international travel. Due to these air travel restrictions, the Company did not provide scheduled commercial flights from April 2020 until July 2020, and only operated a small number of charters and humanitarian flights during that period. In August 2020, the Panamanian Government authorized the establishment of a Controlled Operations Center for the interconnection of international commercial aviation in which, in a limited way, permitted air operations for transit through the Tocumen Airport for the departure of passengers and the controlled entry of Panamanians or Panama residents.
During 2021, even though the aviation industry in Latin America still faces significant challenges due to the impact of the
Covid-19
pandemic, international travel demand is showing some signs of recovery, mainly in countries without significant travel restrictions. However, several countries in the region continue to have travel restrictions and health requirements, which affect air travel demand and continue to limit the Company’s ability to further grow its capacity.

F- 10	(Continued)

COPA HOLDINGS, S. A. AND SUBSIDIARIES
Notes to the consolidated financial statements

Management has taken various measures to manage the impact of
Covid-19
including cost saving measures, revised capital expenditures plan and payments of financial obligations, reduction of labor-related expenses, as well as the reduction of other costs as a result of contract renegotiations with suppliers.
As of December 31, 2021, the Company ended the year with US$1.5 billion of available liquidity, consisting of approximately US$1.2 billion in cash, short-term and long-term investments (see notes 8 and 9), and US$295 million of committed and undrawn credit facilities (see note 27).
The Company’s continued access to sources of liquidity depends on multiple factors, including global economic conditions, government regulation, the condition of global financial markets, the availability of sufficient amounts of financing, its operating performance and its credit ratings.
Based on the recovery plan and measures taken since the inception of the
Covid-19
pandemic, the consolidated financial statements as of December 31, 2021 have been prepared according to going concern basis.

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
The following are the significant subsidiaries included in these financial statements:

	Country of Incorporation	Ownership interest

Name		2021	2020
Copa Airlines	Panama	99.9%	99.9%
AeroRepública	Colombia	99.9%	99.9%
Oval	British Virgin Islands	100%	100%
La Nueva Aerolínea	Panama	100%	100%

F- 11	(Continued)

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
Foreign exchange gains and losses are included in the exchange rate difference line in the consolidated statement of profit or loss for the year.
F- 12	(Continued)

COPA HOLDINGS, S. A. AND SUBSIDIARIES
Notes to the consolidated financial statements

(d)	Revenue recognition
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
The unused tickets expire after one year, and any revenue associated with tickets sold for future travel is recognized within 12 months.
In response to
Covid-19,
the Company has established a new commercial policy that extended the tickets expiration to certain ticket to June 30, 2022, for those tickets which were scheduled to expire before June 2021. During 2021, the Company calculated a specific breakage for tickets that are expected not to be used based on this new commercial policy, therefore, the Company’s estimates may be subject to variability and may differ from historical averages.
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

F- 13	(Continued)

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

(ii)	Subsequent measurement
For purposes of subsequent measurement, financial assets are classified in four categories:

•	Financial assets at amortized cost (debt instruments)

•	Financial assets at fair value through OCI with recycling of cumulative gains and losses (debt instruments)

•	Financial assets designated at fair value through OCI with no recycling of cumulative gains and losses upon derecognition (equity instruments)

•	Financial assets at fair value through profit or loss

F- 15	(Continued)

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
Financial assets at fair value through OCI (debt instruments)
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
Financial assets designated at fair value through OCI (equity instruments)
Upon initial recognition, the Company may elect to classify irrevocably its equity investments as equity instruments designated at fair value through OCI when they meet the definition of equity under IAS 32
Financial Instruments: Presentation and are not held for trading
. The classification is determined on an
instrument-by-instrument
basis.

F- 16	(Continued)

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

F- 17	(Continued)

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
A financial asset is written off when there is no reasonable expectation of recovering the contractual cash flows. The Company considers that there are no realistic prospects of recovery of the asset if any of the following indicators are present:

•	the debtor is in a state of permanent disability

•	the Company has exhausted all legal and/or administrative recourse

•	where the account exceeds one year without decreases

•	when there are no documents that establishing the debt
Losses arising from impairment are recognized under “Other operating and administrative expenses” in the consolidated statement of profit or loss.
Financial liabilities

(i)	Initial recognition and measurement

F- 18	(Continued)

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

F- 19	(Continued)

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

As of December 31, 2021 and 2020, the Company does not have financial instruments designated under hedge accounting.

F- 20	(Continued)

COPA HOLDINGS, S. A. AND SUBSIDIARIES
Notes to the consolidated financial statements

(g)	Impairment of non - financial assets
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
Senior convertible notes are classified as hybrid instruments that comprise a debt host contract for the interest and principal payments plus a derivative instrument for the conversion option.
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

(*) Estimates for Boeing 737-700 fleet may differ , see note 13.
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
right-of-use
asset (“ROU”) component if any, is charged to expense upon completion of the subsequent maintenance event.

F- 22	(Continued)

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
non-financial
assets.
In this regard, the Company applies the following, by class of underlying asset:

•	for the leases of real estate, the Company has elected to separate non-lease components.

F- 23	(Continued)

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

F- 24	(Continued)

COPA HOLDINGS, S. A. AND SUBSIDIARIES
Notes to the consolidated financial statements

Initial direct costs incurred by the Company in negotiating and arranging an operating lease are added to the carrying amount of the leased asset and recognized as an expense over the lease term on the same basis as the related lease income
.

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
The Company’s intangible assets and the policies applied are summarized as follows:

F- 25	(Continued)

COPA HOLDINGS, S. A. AND SUBSIDIARIES
Notes to the consolidated financial statements

•	Licenses and software rights
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
The Panamanian tax code for the airline industry states that tax is based on net income earned for passenger traffic with origin or final destination in the Republic of Panama. The applicable tax rate is currently 25%. Additionally, entities with annual taxable income over one million five hundred thousand dollars, must pay income tax on the greater of:

•	Net taxable income calculated by the traditional method, or

•	Net taxable income resulting from applying four-point sixty-seven percent (4.67%) to the total taxable income (alternative method “CAIR”).
In the event that, due to income tax, the taxpayer incurs in losses or that the effective rate is higher than 25%, the taxpayer may submit a request to the authorities for the non-application
of the alternative method and in its effective that the payment of income tax is accepted on the traditional basis.
Dividends from the Panamanian subsidiaries are separately subject to a 10% withholding tax on the portion attributable to Panamanian sourced income and a 5% withholding tax on the portion attributable to foreign sourced income.
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

F- 26	(Continued)

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

F- 27	(Continued)

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

F- 28	(Continued)

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
If the Company has classified an asset as held for sale, but the criteria for held for sale classification is no longer met, the Company shall cease to classify the asset as held for sale.

F- 29	(Continued)

COPA HOLDINGS, S. A. AND SUBSIDIARIES
Notes to the consolidated financial statements

The Company shall measure a non-current asset that ceases to be classified as held for sale at the lower of:

i)
its carrying amount before the asset was classified as held for sale, adjusted for any depreciation, amortization or revaluations that would have been recognized had the asset not been classified as held for sale, and

ii)
its recoverable amount at the date of the subsequent decision not to sell or distribute. The recoverable amount of the asset is the higher between its fair value less costs to sell and its value in use.

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
In 2020, the Company decided to sell 14 Boeing
737-700
fleet over the next year. As of December 31, 2020 the Boeing
737-700
fleet was classified as “Asset held for sale” in the consolidated statement of financial position.
The Company considered the fleet to meet the criteria to be classified as held for sale for the following reasons:

•	The fleet was available for immediate sale and can be sold to the buyer in its current condition.

•	The actions to complete the sale were initiated and expected to be completed within one year from the date of initial classification.

•	The Board of Directors approved the plan to sell its Boeing 737-700 fleet.
During 2021, the Company signed an agreement for the sale of three Boeing
737-700
and the Board of Directors approved to keep the remaining eleven Boeing
737-700
for a period of three years. The Company has reclassified these aircraft to “Property and equipment” in the consolidated statement of financial position. Additional estimates were made by the Company to proceed with this reclassification.
For more details refer to note 13.
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
The Company’s management has determined that the residual value of the airframe, engines, and components (rotable parts) owned is 15%
of the cost of the asset, therefore the depreciation of flight equipment is made accordingly. Annually, management reviews the useful life and residual value of each of these assets (see note 13).

•	Reclassification from assets held for sale to property and equipment
During 2021, the Board of Directors of the Company approved not to sale for a period of three years, eleven Boeing
737-700
that were reclassified to available for sale assets on 2020. During 2021, the Company reclassified these aircraft to property and equipment.
According to IFRS 5
“Non-current
Assets Held for Sale and Discontinued Operations”
, the Company shall measure a non-current asset that ceases to be classified as held for sale at the lower of:

i)
its carrying amount before the asset was classified as held for sale, adjusted for any depreciation, amortization or revaluations that would have been recognized had the asset not been classified as held for sale, and

ii)
its recoverable amount at the date of the subsequent decision not to sell or distribute. The recoverable amount of the asset is the higher between its fair value less costs to sell and its value in use.

The Company concluded that the recoverable amount was the fair value less cost to disposal. The Company plans to exit of its
737-700
fleet in 2025 (see note 13).

•	Provision for return condition
The Company records a provision to accrue for the cost that will be incurred in order to return the lease aircraft to their lessor in the agreed-upon condition, excluded estimated dismantling costs not based on utilization of the aircraft which are included in the ROU asset and lease liability. The methodology applied to calculate the provision requires management to make assumptions, including the future maintenance costs, discount rate, and related inflation rates and aircraft utilization. The cash flows are discounted at a current pre-tax
rate that reflects the risks specific to the decommissioning.
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
The unused tickets expire after one year, and any revenue associated with tickets sold for future travel is recognized within 12 months.

In response to
Covid-19,
the Company has established a new commercial policy that

extended the tickets expiration to certain ticket to June 30, 2022, for those tickets which were scheduled to expire before June 2021.

F- 32	(Continued)

COPA HOLDINGS, S. A. AND SUBSIDIARIES
Notes to the consolidated financial statements

During 2021, the Company calculated a specific breakage for tickets that are expected not to be used based on this new commercial policy, therefore, the Company’s estimates may be subject to variability and may differ from historical averages.

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

F- 33	(Continued)

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

5.	Adoption of new and amended standards and interpretations
Interest Rate Benchmark Reform –
Phase 2: Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16
The amendments provide temporary reliefs which address the financial reporting effects when an interbank offered rate (IBOR) is replaced with an alternative nearly risk-free interest rate (RFR). The amendments include the following practical expedients:

•
A practical expedient to require contractual changes, or changes to cash flows that are directly required by the reform, to be treated as changes to a floating interest rate, equivalent to a movement in a market rate of interest

•	Permit changes required by IBOR reform to be made to hedge designations and hedge documentation without the hedging relationship being discontinued

•	Provide temporary relief to entities from having to meet the separately identifiable requirement when an RFR instrument is designated as a hedge of a risk component
The Company has exposures to LIBORs on its variable rate aircraft loans. Amendments to the financial debt instruments with contractual terms indexed to LIBOR such that they incorporate new benchmark rates, is expected to be completed between 2022 and 2023, using as the alternative reference rate, the Secured Overnight Financing Rate (SOFR).

F- 34	(Continued)

COPA HOLDINGS, S. A. AND SUBSIDIARIES
Notes to the consolidated financial statements

Although US dollar LIBOR was planned to be discontinued by the end of 2021, in November 2020 the ICE Benchmark Administration (IBA), the
FCA-regulated
and authorized administrator of LIBOR, announced that it had started to consult on its intention to cease the publication of certain USD LIBORs after June 2023. As of 31 December 2021, it is still unclear when the announcement that will set a date for the termination of the publication of US dollar LIBOR will take place. Nevertheless, the Company is in the process of implementing appropriate fallback provisions for all US dollar LIBOR indexed exposures and expects to finish by the end of 2023.
As of December 31, 2021 the amendment had no impact on the consolidated financial statements of the Company. The Company intends to use the practical expedients in following years, when the change on interest rate in our financing contracts become applicable.
Amendment to IFRS 16
Leases –
Covid-19
related rent concessions
On May 28, 2020, the IASB issued
Covid-19-Related
Rent Concessions
—amendment IFRS 16
Leases
.
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
The amendment was intended to apply until 30 June 2021, but as the impact of the
Covid-19
pandemic is continuing, on 31 March 2021, the IASB extended the period of application of the practical expedient to 30 June 2022. The amendment applies to annual reporting periods beginning on or after 1 April 2021.
The practical expedient applies only to rent concessions occurring as a direct consequence of the
Covid-19
pandemic and only if all of the following conditions described in IFRS 16 paragraph 46B are met:

•	The change in lease payments results in revised consideration for the lease that is substantially the same as, or less than, the consideration for the lease immediately preceding the change.

•
Any reduction in lease payments affects only payments originally due on or before June 30, 2022 (for example, a rent concession will meet this condition if it results in reduced lease payments before June 30, 2022 and increased lease payments that extend beyond June 30, 2022).

•	There is no substantive change to other terms and conditions of the lease.
The amendment is effective for annual reporting periods beginning on or after 1 April 2021. Earlier application is permitted.
The Company received rent concessions occurred as a direct consequence of the
Covid-19
pandemic only for its real estate leases, and applied the practical expedient, accounting the concession in the form of forgiveness or deferral of lease payments, as a negative variable lease payment to the concessions. (See note 14 –
Leases
).

6.	Standards issued but not yet effective
The new and amended standards and interpretations that are issued, but not yet effective, up to the date of issuance of the Company’s financial statements are disclosed below. The Company intends to adopt these standards, if applicable, when they become effective.

F- 35	(Continued)

COPA HOLDINGS, S. A. AND SUBSIDIARIES
Notes to the consolidated financial statements

Amendments to IAS 1
– Classification of Liabilities as Current or
Non-current
In January 2020, the IASB issued amendments to paragraphs 69 to 76 of IAS 1
Presentation of Financial Statements
to specify the requirements for classifying liabilities as current or non-current.
The amendments clarify:

•	What is meant by a right to defer settlement.

•	That a right to defer must exist at the end of the reporting period.

•	That classification is unaffected by the likelihood that an entity will exercise its deferral right.

•	That only if an embedded derivative in a convertible liability is itself an equity instrument would the terms of a liability not impact its classification
The amendments are effective for reporting periods beginning on or after January 1, 2023 and must be applied retrospectively. The Company does not expect that these amendments have a material impact on its consolidated financial statements.
Amendments to IFRS 3
– Reference to the Conceptual Framework
In May 2020, the IASB issued Amendments to IFRS 3
Business Combinations—Reference to the Conceptual Framework
. The amendments are intended to replace a reference to the Framework for the Preparation and Presentation of Financial Statements, issued in 1989, with a reference to the Conceptual Framework for Financial Reporting issued in March 2018 without significantly changing its requirements.
The Board also added an exception to the recognition principle of IFRS 3 to avoid the issue of potential ‘day 2’ gains or losses arising for liabilities and contingent liabilities that would be within the scope of IAS 37
Provisions, Contingent Liabilities and Contingent Assets
or IFRIC 21
Levies
, if incurred separately.
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
Property, Plant and Equipment — Proceeds before Intended Use
, which prohibits entities deducting from the cost of an item of property, plant and equipment, any proceeds from selling items produced while bringing that asset to the location and condition necessary for it to be capable of operating in the manner intended by management. Instead, an entity recognizes the proceeds from selling such items, and the costs of producing those items, in profit or loss.
The amendment is effective for annual reporting periods beginning on or after January 1, 2022 and must be applied retrospectively to items of property, plant and equipment made available for use on or after the beginning of the earliest period presented when the entity first applies the amendment.
The amendment is not expected to have a material impact on the Company.

F- 36	(Continued)

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
The amendments are effective for annual reporting periods beginning on or after 1 January 2022. The Company will apply these amendments to contracts for which it has not yet fulfilled all its obligations at the beginning of the annual reporting period in which it first applies the amendments.
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
The amendment is not expected to have a material impact on the Company.
Amendments to IAS 8 -
Definition of Accounting Estimates
In February 2021, the IASB issued amendments to IAS 8, in which it introduces a definition of ‘accounting estimates’. The amendments clarify the distinction between changes in accounting estimates and changes in accounting policies and the correction of errors. Also, they clarify how entities use measurement techniques and inputs to develop accounting estimates.
The amendments are effective for annual reporting periods beginning on or after 1 January 2023 and apply to changes in accounting policies and changes in accounting estimates that occur on or after the start of that period. Earlier application is permitted as long as this fact is disclosed.
The amendments are not expected to have a material impact on the Company.
Amendments to IAS 1 and IFRS Practice Statement 2 -
Disclosure of Accounting Policies
-
In February 2021, the IASB issued amendments to IAS 1 and IFRS Practice Statement 2 Making Materiality Judgements, in which it provides guidance and examples to help entities apply materiality judgements to accounting policy disclosures. The amendments aim to help entities provide accounting policy disclosures that are more useful by replacing the requirement for entities to disclose their ‘significant’ accounting policies with a requirement to disclose their ‘material’ accounting policies and adding guidance on how entities apply the concept of materiality in making decisions about accounting policy disclosures.

F- 37	(Continued)

COPA HOLDINGS, S. A. AND SUBSIDIARIES
Notes to the consolidated financial statements

The amendments to IAS 1 are applicable for annual periods beginning on or after 1 January 2023 with earlier application permitted. Since the amendments to the Practice Statement 2 provide non-mandatory
guidance on the application of the definition of material to accounting policy information, an effective date for these amendments is not necessary.
The Company will be assessing the impact of the amendments to determine the impact they will have on the Company’s accounting policy disclosures.
Amendments to IAS 12
Deferred Tax related to Assets and Liabilities arising from a Single Transaction
In May 2021 the IASB issued the amendments to IAS 12 Income Taxes require companies to recognize deferred tax on transactions that, on initial recognition, give rise to equal amounts of taxable and deductible temporary differences. They will typically apply to transactions such as leases of lessees and decommissioning obligations and will require the recognition of additional deferred tax assets and liabilities.
The amendments apply for annual reporting periods beginning on or after 1 January 2023, and should be applied to transactions that occur on or after the beginning of the earliest comparative period presented. In addition, entities should recognize deferred tax assets (to the extent that it is probable that they can be utilized) and deferred tax liabilities at the beginning of the earliest comparative period for all deductible and taxable temporary differences associated with:

•	Right-of-use assets and lease liabilities, and

•	Decommissioning, restoration and similar liabilities, and the corresponding amounts recognized as part of the cost of the related assets.
The cumulative effect of recognizing these adjustments is recognized in retained earnings, or another component of equity, as appropriate.
The Company does not expect that these amendments have a material impact on its consolidated financial statements.

F- 38	(Continued)

COPA HOLDINGS, S. A. AND SUBSIDIARIES
Notes to the consolidated financial statements

7.	Revenue from contract with customers
7.1     Revenue disaggregation
Operating revenues are comprised of passenger revenues, cargo and mail, and other operating revenues. The following table shows disaggregated operating revenues for the years ended as December 31, 2021, 2020 and 2019.

	2021	2020	2019
Passenger revenue
Passenger revenue	$1,388,089	$752,050	$2,581,179
Miles redeemed	24,301	8,544	31,426

	1,412,390	760,594	2,612,605

Cargo and mail revenue	71,577	21,002	62,460

Other operating revenue
Frequent flyer program - marketing services	18,897	15,452	22,170
Other operating revenue	7,067	3,955	10,173

	25,964	19,407	32,343

	$1,509,931	$801,003	$2,707,408

7.2     Contract balances
The significant contract liabilities are comprised of ticket sales for transportation that has not yet been provided, recorded as “Air traffic liability” and outstanding loyalty program miles that may be redeemed for future travel, recorded as “Frequent flyer deferred revenue”.
The table below presents the changes in air traffic liability:

	2021	2020
Balance at beginning of year	$470,695	$497,374
Sales	1,801,347	887,004
Revenue recognition	(1,326,627)	(700,406)
Tax recognition	(218,624)	(113,473)
Reimbursements	(129,296)	(82,910)
Interline tickets	(26,436)	(15,056)
Other	(13,728)	(1,838)

Balance at end of year	$557,331	$470,695

The contract duration of passenger tickets is one year. Accordingly, any revenue associated with tickets sold for future travel dates will be recognized within twelve months. In response to
Covid-19,
the Company has established
a
new commercial policy that extended the tickets expiration to certain ticket to June 30, 2022, for those tickets which were scheduled to expire before June 2021.

F- 39	(Continued)

COPA HOLDINGS, S. A. AND SUBSIDIARIES
Notes to the consolidated financial statements

The table below presents the activity of the current and
non-current
frequent flyer liability:

	2021	2020
Balance at beginning of year	$91,213	$80,326
Deferred of revenue	28,202	19,431
Recognition of revenue	(24,301)	(8,544)

Balance at end of year	$95,114	$91,213

Current	34,719	16,041
Non-current	60,395	75,172

	$95,114	$91,213

Contract assets are reflected as account receivable. See note 10.
7.3     Segment reporting
The Company’s business activities are conducted as one operating segment – Air transportation (that includes cargo and mail revenue), the reporting results of which are regularly reviewed by management for purposes of analyzing its performance and making decisions about resource allocations. Information concerning operating revenue by geographic area for the period ended December 31 is as follows:

	2021	2020	2019
North America	$428,457	$233,039	$857,002
South America	557,827	281,008	975,530
Central America	475,590	246,727	740,358
Caribbean	22,093	20,822	102,175

	$1,483,967	$781,596	$2,675,065

The Company attributes revenue to the geographic areas based on point of sales. Our tangible assets and capital expenditures consist primarily of flight and related ground support equipment, which is mobile across geographic markets and, therefore, has not been allocated.
8.     Cash and cash equivalents

	2021	2020
Checking and saving accounts	$210,818	$99,286
Time deposits of no more than ninety days	—	19,500
Cash on hand	263	279

	$211,081	$119,065

Time deposits earned interest based on rates determined by the banks in which the instruments are held, ranging between 0.24% and 0.40% for U.S. dollars investments during 2021 (2020: between 0.24% and 0.35% for U.S. dollars investments).

F- 40	(Continued)

COPA HOLDINGS, S. A. AND SUBSIDIARIES
Notes to the consolidated financial statements

As of December 31, 2021, the cash and cash equivalents disclosed above and in the consolidated statement of cash flows include $
12.9
million (2020: $
5.9
million) that the Company has pledged from its checking and saving accounts to fulfill the collateral requirement.

As of December 31, 2021 and 2020, except for the cash pledged to fulfill collateral requirement, the Company’s cash and cash equivalents are free of restriction or charges that could limit its availability.

9.	Investments

	2021			2020
	Current	Non Current	Total	Current	Non Current	Total
Investment at amortised cost
Time deposits	$382,000	$103,000	$485,000	$430,000	$80,000	$510,000
Bonds	300,630	96,966	397,596	341,854	39,796	381,650

	682,630	199,966	882,596	771,854	119,796	891,650
Allowance for expected credit losses	(1,016)	(296)	(1,312)	(1,038)	(179)	(1,217)

	681,614	199,670	881,284	770,816	119,617	890,433
Investment at fair value through profit or loss
Investment funds	124,726	—	124,726	—	—	—

	$806,340	$199,670	$1,006,010	$770,816	$119,617	$890,433

Time deposits earned interest based on rates determined by the banks in which the instruments are held. The use of these instruments depends on the cash requirements of the Company. Time deposits with a contractual maturity of less than 365 days, bear interest at rates ranging between 0.22% and 4.25% (2020: between 0.27% and 4.38%), and those with a contractual maturity of more than 365 days have rates ranging between 0.60% and 2.41% (2020: between 1.20% and 4.25%).
The Company acquired bonds with semiannual interest payment, the effective interest rates of these investments ranging between 0.15% and 5.75% (2020: between 0.21% and 3.32%).
All of the investments at amortized cost are denominated in U.S. dollar, as a result, there is no exposure to foreign currency risk. There is also no exposure to price risk as the investments will be held to maturity.
The information about the expected credit loss over these financial assets is disclosed in note 28.3.
Investments at fair value through profit or loss (“FVPL”) include investments in listed equity shares of an Investment fund. Fair values of these equity shares are determined by reference to published price quotations in an active market. During 2021, the Company recognize a net loss on instruments at FVPL of $0.3 million recorded under “Other net non-operating
expense” in the accompanying consolidated statement of profit or loss.
For information about the methods and assumptions used in determining fair value see 28.6.

F- 41	(Continued)

COPA HOLDINGS, S. A. AND SUBSIDIARIES
Notes to the consolidated financial statements

10.	Accounts receivable

	2021	2020
Credit cards	$48,361	$35,882
Cargo and other travel agencies	12,998	10,052
Airlines and clearing house	19,689	6,156
Government	6,060	5,466
Trade receivables from related parties	1,832	1,429
Other	11,075	13,187

	100,015	72,172
Allowance for expected credit losses	(7,565)	(6,483)

	$92,450	$65,689

Current	92,450	64,635
Non-current	—	1,054

	$92,450	$65,689

Trade receivables are
non-interest
bearing and have maturities between 30 to 90 days.
See detail of trade receivables from related parties in note 23.
The category “Other” mainly includes receivables from miles’ partners and employees accounts.
The change in the allowance for expected credit losses in respect of accounts receivable during the year was as follows.

	2021	2020	2019
Balance at beginning of years	$(6,483)	$(5,579)	$(5,057)
Additions	(1,421)	(1,310)	(744)
Write-off	339	406	222

Balance at end of year	$(7,565)	$(6,483)	$(5,579)

The information about the credit exposures is disclosed in note 28.3.

11.	Expendable parts and supplies

	2021	2020
Material for repair and maintenance	$70,929	$69,737
Other inventories	4,217	4,920

	75,146	74,657
Allowance for obsolescence	(368)	(338)

	$74,778	$74,319

Expendable parts and supplies recognized when used as an expense in the accompanying consolidated statement of profit or loss under “Maintenance, materials and repairs” amount to $22.0 million, $12.7 million and $32.4 million, for the years ended December 31, 2021, 2020 and 2019, respectively.

F- 42	(Continued)

COPA HOLDINGS, S. A. AND SUBSIDIARIES
Notes to the consolidated financial statements

12.	Prepaid expenses

	2021	2020

Prepaid taxes	$13,095	$10,022
Prepaid commissions	4,822	3,908
Prepaid insurance	522	5,385
Prepaid to supplier	19,436	17,224

	$37,875	$36,539

Current	31,148	30,473
Non-current	6,727	6,066
	$37,875	$36,539

The current portion of prepaid taxes include $6.4 million of tax advance of VAT, and withholdings taxes (2020: $4.0 million). The non-current
portion of prepaid expenses mainly include tax credits for $5.2 million (2020: $4.5 million).
Prepaid to supplier mainly includes operating expenses related to aircraft rent, fuel and maintenance services.

F- 43	(Continued)

COPA HOLDINGS, S. A. AND SUBSIDIARIES
Notes to the consolidated financial statements

13.    Property and equipment

	Land	Flight equipment	Purchase deposits for flight equipment	Ramp and miscellaneous	Furniture, fixtures, equipment a and other	Leasehold improvements	Construction in progress	Total
Cost -
Balance at January 1, 2019	$6,301	$3,449,527	$474,060	$53,736	$30,918	$49,404	$14,253	$4,078,199
Transfer of pre-delivery payments	—	78,143	(78,143)	—	—	—	—	—
Additions	—	109,286	67,357	2,693	2,450	3,269	4,436	189,491
Disposals	—	(184,685)	—	(102)	(570)	(134)	(340)	(185,831)
Assets held for sale	—	(413,677)	—	—	—	—	—	(413,677)
Reclassifications	—	—	—	10	—	12,752	(12,762)	—

Balance at December 31, 2019	$6,301	$3,038,594	$463,274	$56,337	$32,798	$65,291	$5,587	$3,668,182
Transfer of pre-delivery payments	—	49,860	(49,860)	—	—	—	—	—
Additions	—	39,492	—	582	221	566	3,204	44,065
Disposals	—	(34,626)	—	(306)	(223)	(780)	—	(35,935)
Assets held for sale	—	(554,790)	—	—	—	—	—	(554,790)
Reclassifications	—	244	(5,600)	—	—	2,382	(2,626)	(5,600)

Balance at December 31, 2020	$6,301	$2,538,774	$407,814	$56,613	$32,796	$67,459	$6,165	$3,115,922
Transfer of pre-delivery payments	—	284,170	(284,170)	—	—	—	—	—
Additions	—	75,080	347,010	525	1,114	290	11,296	435,315
Disposals	—	(36,351)	—	(3,576)	(140)	(3,139)	—	(43,206)
Reclassifications	—	1,028	5,600	—	135	657	(1,877)	5,543
Reclassifications from assets held for sale	—	62,875	—	—	—	—	—	62,875

Balance at December 31, 2021	$6,301	$2,925,576	$476,254	$53,562	$33,905	$65,267	$15,584	$3,576,449
Accumulated depreciation and impairment -
Balance at January 1, 2019	$—	$(1,283,740)	$—	$(40,681)	$(25,086)	$(30,561)	$—	$(1,380,068)
Depreciation for the year	—	(148,832)	—	(3,292)	(2,938)	(5,757)	—	(160,819)
Disposals	—	178,168	—	102	518	—	—	178,788
Assets held for sale	—	226,319	—	—	—	—	—	226,319

Balance at December 31, 2019	$—	$(1,028,085)	$—	$(43,871)	$(27,506)	$(36,318)	$—	$(1,135,780)
Depreciation for the year	—	(126,988)	—	(3,121)	(3,134)	(5,759)	—	(139,002)
Disposals	—	32,335	—	290	179	295	—	33,099
Impairment	—	—	—	—	—	—	(4)	(4)
Assets held for sale	—	273,251	—	—	—	—	—	273,251

Balance at December 31, 2020	$—	$(849,487)	$—	$(46,702)	$(30,461)	$(41,782)	$(4)	$(968,436)
Depreciation for the year	—	(127,432)	—	(2,576)	(1,639)	(4,696)	—	(136,343)
Disposals	—	34,893	—	3,501	137	2,503	—	41,034

Balance at December 31, 2021	$—	$(942,026)	$—	$(45,777)	$(31,963)	$(43,975)	$(4)	$(1,063,745)
Carrying amounts -
At December 31, 2019	$6,301	$2,010,509	$463,274	$12,466	$5,292	$28,973	$5,587	$2,532,402

At December 31, 2020	$6,301	$1,689,287	$407,814	$9,911	$2,335	$25,677	$6,161	$2,147,486

At December 31, 2021	$6,301	$1,983,550	$476,254	$7,785	$1,942	$21,292	$15,580	$2,512,704

F-44	(Continued)

COPA HOLDINGS, S. A. AND SUBSIDIARIES
Notes to the consolidated financial statements

Flight equipment
Flight equipment includes aircraft, engines, aircraft components, and major maintenance of own and leased aircraft.
During 2021, the Company capitalized seven Boeing 737 MAX aircraft (2020: one Boeing 737 MAX aircraft). The Company acquired these aircraft mainly through financing from the Export-Import Bank of the United States (the “EXIM Bank”). These arrangements establish quarterly payments of obligations, and have a term of 12 years.
Aircraft with a carrying value of $1.5 billion (include aircraft acquired through JOLCO) are pledged as collateral for the obligation of the special purpose entities as of December 31, 2021 (2020: $1.3 billion).
During 2021 and 2020, the Company identified indicators of impairment in its CGU due the capacity reductions, the temporary grounding of part of its fleet, following by the reduction in air traffic as a result of the
Covid-19
pandemic. To determine whether impairment exists, the recoverable amount at the level of the CGU, was determined using cash flow projections from financial forecasts approved by senior management covering a five-year period. The pre-tax
discount rate applied to cash flow projections was 13.6% (2020: 13.8%). As a result of this analysis, the Company determined the recoverable amount of the CGU was in excess of its book value and, therefore, no impairment was recorded (See note 16).
Purchase deposits for flight equipment
As of December 31, 2021 the additions for $347.0 million include $276.9 million of advance payments paid on aircraft purchase contracts made during 2021.
During the first quarter of 2021, the Company reached an agreement with Boeing regarding compensation related to the Boeing 737 MAX grounding. The terms of the agreement are confidential, but the Company has received compensation in the form of certain credits concurrent with the aircraft deliveries and other considerations, including a revised delivery stream. In accordance with applicable accounting principles, the Company accounted for substantially all the compensation received from Boeing as a reduction in cost basis of the aircraft. No material financial impacts of the agreement were recorded in the Company’s earnings during the year ended December 31, 2021.
As of December 31, 2021 the total amount of purchase deposits for flight equipment corresponds to the future purchase of MAX aircraft (see note 27).
As of December 31, 2020 there were no additions to purchase deposits.
Other property and equipment
During 2021, the Company capitalized under “Leasehold improvements” $0.7 million of remodeling projects for airport facilities and offices.
As of December 31, 2021 and 2020, construction in progress mainly includes the construction of the new VIP lounge in the Terminal 2 of Tocumen airport and other remodeling projects for airport facilities and offices.
During 2020, the Company capitalized under “Leasehold improvements” $1.6 million for improvements to the Training Center located at the Ciudad del Saber in Panama City, and $0.8 million in other remodeling projects for airport facilities and offices.

F- 45	(Continued)

COPA HOLDINGS, S. A. AND SUBSIDIARIES
Notes to the consolidated financial statements

Assets held for sale
Embraer 190 fleet
In November 2019, the Company announced its decision to accelerate the exit of its Embraer 190 fleet and initiated an active program to locate a buyer to sell the remaining 14 aircraft, spare engines, spare parts and inventory by 2020.
In June 2020, the Company updated the fair value less cost to sell of the Embraer 190 fleet and related assets and recognized additional impairment losses of $49.5 million, which have been included under “Impairment of non-financial
assets” in the accompanying consolidated statement of profit or loss.
During the third quarter of 2020 the Company signed the contract for the sale of 14
EMB-190s,
6 spare engines, expendables, spare parts and supplies, and an EMB 190 flight simulator.
As of December 31, 2021, the Company has completed the delivery of the Embraer 190 assets according to the sales plan, no significant additional gain or loss was recognized on the sale.
Boeing
737-700
fleet
In August 2020, motivated by the decrease in demand as a consequence of
Covid-19,
the Board of Directors of the Company approved the plan to sell fourteen aircraft Boeing
737-700.
As of December 31, 2020, this decision resulted in impairment losses of $191.2 million.
During 2021, the Company signed an agreement for the sale of three Boeing
737-700
and four spare engines. As of December 31, 2021, the Company has completed the sale of the assets according to the sales plan, no significant additional gain or loss was recognized on the sale.
Due to an increase in demand in the region, the Board of Directors approved to keep the remaining eleven Boeing
737-700
for a period of three years. The Company reclassified these aircraft to property and equipment since the classification as assets held for sale is no longer met, and proceeded to measure the aircraft at its fair value less cost of disposal determined considering sales contracts.
This reclassification resulted in reversal of impairment losses of $5.4 million, which have been included under “Impairment of non-financial
assets” in the accompanying consolidated statement of profit or loss.
14.    Leases
The Company as a lessee
The Company leases some aircraft under long-term lease agreements with an average duration of 11 years. Aircraft under operating leases may be renewed in accordance with management’s business plan.
Other leased assets include real estate, airport and terminal facilities, sales offices, maintenance facilities, and general offices. Most lease agreements include renewal options; a few have escalation clauses, but no purchase options.

F-46	(Continued)

COPA HOLDINGS, S. A. AND SUBSIDIARIES
Notes to the consolidated financial statements

Information about leases for which the Company is a lessee is presented below:
Right of use assets

	Aircraft	Real estate	Total
Balance at January 1, 2019	$333,049	$28,944	$361,993
Additions	23,162	8,512	31,674
Depreciation expense	(95,564)	(7,260)	(102,824)

Balance at December 31, 2019	$260,647	$30,196	$290,843
Additions/(Terminations)	21,706	(1,888)	19,818
Impairment	(1,541)	—	(1,541)
Depreciation expense	(88,451)	(6,390)	(94,841)

Balance at December 31, 2020	$192,361	$21,918	$214,279
Additions/(Terminations)	29,157	1,085	30,242
Depreciation expense	(73,687)	(4,506)	(78,193)

Balance at December 31, 2021	$147,831	$18,497	$166,328

Additions to the
right-of-use
assets include new leases, contract extensions, changes in discount rate and changes in rental payments.
At December 31, 2020, the impairment loss relates to leased aircraft grounded until its redelivery due the capacity reductions a result of the
Covid-19
pandemic.
Lease liabilities

	2021	2020
Current portion of lease liability
Aircraft	$70,061	$77,777
Real estate	3,856	5,828

	$73,917	$83,605

Long-term lease liability
Aircraft	$86,167	$125,216
Real estate	18,567	21,689

	$104,734	$146,905

	$178,651	$230,510

For leases under IFRS 16 the Company recognizes a provision to estimate the costs for work required to be performed just before the redelivery of the aircraft to the lessors and which does not depend on the aircraft utilization. This provision is booked as a dismantling provision cost under “long term liabilities” in the consolidated statement of financial position. As of December 31, 2021 the total liability related to leases including the provision of dismantling amounts to $203.1 million (2020: $255.5 million).

F- 47	(Continued)

COPA HOLDINGS, S. A. AND SUBSIDIARIES
Notes to the consolidated financial statements

Total cash outflow for leases for the years ended as December 31, 2021 and 2020:

	2021	2020
Aircraft	$81,936	$97,353
Real estate	5,862	6,039

	$87,798	$103,392

As of December 31, 2021 the average incremental borrowing rate of leased aircraft is 2.95% (2020: 3.37%).
The maturity analysis of lease liabilities is disclosed in note 28.5.
Amounts recognized in the consolidated statement of profit or loss related to leases:

	2021	2020	2019
Depreciation and amortization
Aircraft	$73,687	$88,451	$95,564
Real estate	4,506	6,390	7,260

	$78,193	$94,841	$102,824
Impairment of non financial assets
Aircraft	$—	$1,541	$—
Other operating and administrative expenses
Short-term leases	$440	$90	$364
Leases of low-value assets	279	330	733
Variable lease payments not include in the measurement of lease liabilities	1,352	827	706
Variable lease payments by rental concessions received	(1,295)	(489)	—

	$776	$758	$1,803
Finance cost
Aircraft	$5,480	$8,185	$11,221
Real estate	1,326	1,717	2,073
Unwinding of discount and changes in the discount rate	762	832	846

	$7,568	$10,734	$14,140

	$86,537	$107,874	$118,767

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

COPA HOLDINGS, S. A. AND SUBSIDIARIES
Notes to the consolidated financial statements

is scheduled to expire in 2022. The carrying amount of the two aircraft under operating leases is up to $12.9 million (2020: $12.3 million).
Total lease income amounts to $3.0 million for the period ended December 31, 2021 (2020: $3.2 million and 2019: $3.5 million), included under “Other operating revenue” in the accompanying consolidated statement of profit or loss.
The following table sets out a maturity analysis of lease payments, showing the undiscounted lease payments to be received after the reporting date.
The future minimum lease receivables under
non-cancellable
leases are as follows:

	2021	2020
Up to one year	$2,875	$3,000
One to five years	—	2,875

Total minimum lease rental receivables	$2,875	$5,875

15.     Net defined benefit liability

	2021	2020
Fair value of plan assets	$27,413	$25,783

Defined benefit obligation	(34,593)	(39,466)
Other employee benefits	(490)	(649)

	$(35,083)	$(40,115)

Net defined benefit liability	$(7,670)	$(14,332)

In accordance with Panamanian law, the Company contributes to the following defined benefit plans:
Seniority premium plan:
is a contingent liability that companies must pay to their employees according to article 224 of Panama´s Labor Code according to the following:

Eligibility:	All employees
Benefit:	One week of salary per years of service
Salary:	Average of the 5 prior years of the monthly base salary
Payment:	Lump sum
The actuarial liability is recognized for the legal obligation under the formal terms of the plan, and for the implied projections as required under IAS 19R. These actuarial projections do not constitute a legal obligation for the Company.
Indemnity plan:
According to paragraph 225 of Panama’s Labor Code, in the case of unjustified dismissal the employee is entitled to an Indemnity Plan depending on their weekly salary and seniority. However, this benefit does not constitute a constructive obligation for the Company as described in paragraphs 61 and 62 of IAS19, therefore there is no obligation calculated for this benefit. The following table summarizes the components of net benefit expense included under “Wages, salaries, benefits and other employees´ expenses” in the accompanying consolidated statement of profit or loss:

F- 49	(Continued)

COPA HOLDINGS, S. A. AND SUBSIDIARIES
Notes to the consolidated financial statements

Year ended December 31, 2021	Defined benefit obligation	Fair value of assets	Defined benefit assets (liability)
Current service cost	$3,272	$—	$3,272
Interest cost on net benefit obligation	721	(472)	249
Past service cost	191	—	191

Net periodic benefit cost (income)	$4,184	$(472)	$3,712

Year ended December 31, 2020	Defined benefit obligation	Fair value of assets	Defined benefit assets (liability)
Current service cost	2,393	$—	$2,393
Interest cost on net benefit obligation	706	(731)	(25)
Past service cost	457	—	457
Curtailment / Settlement	(2,026)	—	(2,026)

Net periodic benefit cost (income)	$1,530	$(731)	$799

Year ended December 31, 2019	Defined benefit obligation	Fair value of assets	Defined benefit assets (liability)
Current service cost	2,192	—	2,192
Interest cost on net benefit obligation	887	(979)	(92)

Net periodic benefit cost (income)	$3,079	$(979)	$2,100

F- 50	(Continued)

COPA HOLDINGS, S. A. AND SUBSIDIARIES
Notes to the consolidated financial statements

The following table shows reconciliation from the opening balance to the closing balances for net employee defined benefit liabilities and its components:

	Defined benefit obligation	Fair value of assets	Other employee benefits liability	Net defined benefit assets (liability)
At January 1, 2019	$(22,568)	$28,339	$(680)	$5,091
Current service cost	(2,192)	—	—	(2,192)
Interest (cost) income	(887)	979	—	92
Experience gain (loss)	(1,681)	—	—	(1,681)
Return on plan assets	—	138	—	138
Actuarial changes arising from changes in financial assumptions	(1,874)	—	—	(1,874)
Employer contributions	—	1,903	—	1,903
Benefits paid	1,007	(1,086)	—	(79)
Others	—	(1,187)	38	(1,149)

As of December 31, 2019	$(28,195)	$29,086	$(642)	$249
Current service cost	(2,393)	—	—	(2,393)
Interest (cost) income	(706)	731	—	25
Past service cost	(457)	—	—	(457)
Curtailment / Settlement	2,026	—	—	2,026
Return on plan assets	—	374	—	374
Experience gain (loss)	(4,001)	—	—	(4,001)
Actuarial changes arising from changes in demographic assumptions	(11,285)	—	—	(11,285)
Actuarial changes arising from changes in financial assumptions	(1,028)	—	—	(1,028)
Employer contributions	—	1,709	—	1,709
Benefits paid	6,573	(6,117)	—	456
Others	—	—	(7)	(7)

As of December 31, 2020	$(39,466)	$25,783	$(649)	$(14,332)

Current service cost	(3,272)	—	—	(3,272)
Interest (cost) income	(721)	472	—	(249)
Past service cost	(191)	—	—	(191)
Return on plan assets	—	416	—	416
Experience gain (loss)	602	—	—	602
Actuarial changes arising from changes in financial assumptions	4,411	—	—	4,411
Employer contributions	—	2,565	—	2,565
Benefits paid	1,622	(1,102)	—	520
Adjustments	2,422	—	—	2,422
Others	—	(721)	159	(562)

As of December 31, 2021	$(34,593)	$27,413	$(490)	$(7,670)

As of December 31, 2021, and 2020, plan assets are comprised totally by fixed term deposits.
For the year ended December 31, 2021, actuarial gain of $5.4 million, (2020: actuarial loss of $15.5 million and 2019: $4.4 million) were recognized in other comprehensive income.
During 2021, the Company did not retire interest earned of the fund. As of December 31, 2020 employer contributions is a net amount of regular contributions by $2.8 million (2019: $4.4 million) and retirement of interest earned by $1.1 million (2019:$2.5).

F- 51	(Continued)

COPA HOLDINGS, S. A. AND SUBSIDIARIES
Notes to the consolidated financial statements

The following were the principal actuarial assumptions at the reporting date:

	2021	2020	2019
Economic assumptions -
Discount rate	2.9%	2.0%	2.5%
Compensation - salary increase	4.0%	4.0%	4.0%

Demographic assumptions -
Mortality	Panama expirence		RP - 2000 no collar
Termination	2003 SoA pension plan		13% all ages
Retirement
Males		62 years
Females		57 years
Reasonably possible changes at the reporting date to one of the relevant actuarial assumptions, holding other assumptions constant, would have affected the defined benefit obligation by the amount shown below:

	December, 31 2021		December, 31 2020		December, 31 2019
	Increase	Decrease	Increase	Decrease	Increase	Decrease
Discount rate (0.5% movement)	$1,876	$(2,056)	$2,318	$(2,554)	$709	$(751)
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
The following payments are expected contributions to the defined benefit plan in future years:

	2021	2020
Up to one year	$2,202	$2,299
One to five years	8,853	8,777
Over five years	13,271	14,112

Total expected payments	$24,326	$25,188

The average duration of the defined benefit plan obligation at the end of the reporting period is 11.8 years.

F- 52	(Continued)

COPA HOLDINGS, S. A. AND SUBSIDIARIES
Notes to the consolidated financial statements

16.	Intangible assets

		Other intangibles assets
	Goodwill	License and software rights	Intangible in process	Total
Cost -
Balance at January 1, 2019	$20,380	$94,124	$41,632	$156,136
Additions	—	8,503	16,962	25,465
Disposals	—	(86)	—	(86)
Reclassifications	—	40,660	(40,660)	—

Balance at December 31, 2019	$20,380	$143,201	$17,934	$181,515
Additions	—	4,378	12,041	16,419
Disposals	—	(5,546)	—	(5,546)
Reclassifications	—	13,975	(13,975)	—

Balance at December 31, 2020	$20,380	$156,008	$16,000	$192,388
Additions	—	1,694	9,897	11,591
Reclassifications	—	14,495	(14,495)	—

Balance at December 31, 2021	$20,380	$172,197	$11,402	$203,979
Accumulated amortization and impairment -
Balance at January 1, 2019	$—	$(54,968)	$—	$(54,968)
Amortization for the year	—	(18,437)	—	(18,437)
Disposals	—	6	—	6

Balance at December 31, 2019	$—	$(73,399)	$—	$(73,399)
Amortization for the year	—	(25,493)	—	(25,493)
Impairment	—	—	(1,020)	(1,020)
Disposals	—	3,092	—	3,092

Balance at December 31, 2020	$—	$(95,800)	$(1,020)	$(96,820)
Amortization for the year	—	(25,410)	—	(25,410)

Balance at December 31, 2021	$—	$(121,210)	$(1,020)	$(122,230)

Carrying amounts -
At December 31, 2019	$20,380	$69,802	$17,934	$108,116

At December 31, 2020	$20,380	$60,208	$14,980	$95,568

At December 31, 2021	$20,380	$50,987	$10,382	$81,749

Goodwill
For impairment testing, goodwill acquired through business combinations is allocated to the air transportation CGU which is also the operating and reportable segment of the Company. Goodwill is tested for impairment annually at August, 31 and when circumstances indicate that the carrying value may be impaired. The Company considers the relationship between its market capitalization and its book value, among other factors, when reviewing for indicators of impairment. During 2021, the overall decline in air transportation around the world, as well as the ongoing economic uncertainty, have led to a decreased demand in the CGU.
The recoverable amount of the CGU of $2.8 billion (2020: $2.5 billion) has been determined based on a value in use calculation using cash flow projections from financial budgets approved by senior management covering a five-year period. The pre-tax
discount rate applied to cash flow projections is 13.6% (2020: 13.8%) and the cash flows beyond the five-year period are extrapolated using a 4.9% (2020: 4.5%) growth rate.
It was concluded that no impairment charge is necessary since the estimated recoverable amount of the CGU exceed its carrying value.

F- 53	(Continued)

COPA HOLDINGS, S. A. AND SUBSIDIARIES
Notes to the consolidated financial statements

The calculations of value in use of the CGU are sensitive to the following main assumptions:

•	Revenue – the Company calculated the projected passenger revenue based on the current beliefs, expectations, and projections about future events and financial trends affecting its business.

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

•
Discount rates – The selected
pre-tax
rate of 13.6% represents the current market assessment of the risks specific to the CGU, taking into consideration the time value of money and individual risks of the underlying assets that have not been incorporated in the cash flow estimates. The discount rate calculation is based on the specific circumstances of the Company and its operating segment and is derived from its pre-tax
weighted average cost of capital (WACC). The WACC takes into account both debt and equity. The cost of equity is derived from the expected return on investment by the Company’s investors. The cost of debt is based on the interest-bearing borrowings the Company is obliged to service. Segment-specific risk is incorporated by applying individual beta factors. The beta factors are evaluated annually based on publicly available market data.

A rise
in the discount rate to 15.3% (i.e., +1.7%) would result in an impairment.
Other intangible assets
Intangible assets in process
Intangible assets in process as of December 31, 2021 and 2020 mainly comprise the development of sales and operational systems and improvements.
During 2021, the Company capitalized $11.2 million on marketing, sales and revenue programs. During 2020, the Company capitalized $10.8 million on marketing, sales and human resources programs.
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
$2.5 million, net of amortization related to capitalized software that were discontinued as a result of the
COVID-19
pandemic.

F- 54	(Continued)

COPA HOLDINGS, S. A. AND SUBSIDIARIES
Notes to the consolidated financial statements

17.	Other assets

	2021	2020
Current -
Interest receivable	$4,791	$6,457
Other	1,263	1,348

	6,054	7,805

Non-current -
Guarantee deposits	3,296	3,010
Deposits for litigation	7,590	8,126
Other	3,212	3,212

	14,098	14,348

	$20,152	$22,153

Guarantee deposits are mainly amounts paid to fuel suppliers, as required at the inception of the agreements (see note 23).
Deposit for litigation is cash deposited into the escrow account until the related dispute is settled (see note 21).

18.	Loans and borrowings

	2021
	Due through	Effective rates ranged	Carrying Amount
Long term fixed rate debt	2033	0.97% to 3.70%	896,607
Long term variable rate debt	2029	0.31% to 1.47%	235,632
Loan payable	2022		50,014
Senior convertible notes	2025	14.68%	243,380

			1,425,633
Current maturities			(196,602)

Loans and borrowings long-term			$1,229,031

	2020
	Due through	Effective rates ranged	Carrying Amount
Long-term fixed rate debt	2029	1.49% to 4.45%	663,293
Long-term variable rate debt	2029	0.42% to 1.66%	279,778
Senior convertible notes	2025	14.68%	220,829

			1,163,900
Current maturities			(127,946)

Loans and borrowings long-term			$1,035,954

F- 55	(Continued)

COPA HOLDINGS, S. A. AND SUBSIDIARIES
Notes to the consolidated financial statements

Maturities of the loans and borrowings for the next five years are as follows:

Year ending December 31,

2022	196,602
2023	121,829
2024	186,329
2025	426,577
2026	79,810
Thereafter	414,486

$1,425,633

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

F- 56	(Continued)

COPA HOLDINGS, S. A. AND SUBSIDIARIES
Notes to the consolidated financial statements

embedded
derivative at initial recognition was $
138.4
 million. At December
31
,
2021
, the fair value was $
268.3
 million
(2020
: $
245.6
million) and the Company recorded an unrealized net loss of $
22.7
 million
(2020
: $
107.1
 million unrealized net loss) recorded as “Net change in fair value of derivatives” in the consolidated statement of profit or loss (see note
28.6)
.
Long term debt and loan payable
As of December 31, 2021, long-term fixed rate debt included $548.7 million (2020: $579.7 million) and long-term variable debt included $180.3 million corresponding to aircraft acquisitions using JOLCO arrangements (2020: $202.6 million).
As of December 31, 2021 the Company had $403.2 million (2020: $160.7 million) of outstanding indebtedness that is owed to financial institutions under financing arrangements guaranteed by the Export-Import Bank of the United States. The Export-Import Bank guarantees support 80
% -
85% of the net purchase price of the aircraft and are secured with a first priority mortgage on the aircraft in favor of a security trustee on behalf of Export-Import Bank.
The Company’s Export-Import Bank supported financings are amortized on a quarterly basis, are denominated in U.S. dollars, and originally bear interest at a floating rate linked to LIBOR. The Export-Import Bank guaranteed facilities typically offer an option to fix the applicable interest rate. The Company has exercised this option with respect to $347.9 million as of December 31, 2021 (2020: $83.6 million).
The detail of finance cost and income is as follows:

	2021	2020	2019
Finance income -
Interest income on short-term bank deposits	$211	$543	$1,432
Interest income on investment	10,638	19,420	22,973

	$10,849	$19,963	$24,405

Finance cost -
Interests expense on bank loans	$(26,817)	$(29,711)	$(36,676)
Interests expense on senior convertible notes	(38,301)	(23,571)	—
Interest on factoring	(1,365)	(256)	(1,316)
Interest on lease liabilities (see note 14)	(7,568)	(10,734)	(14,140)
Other finace cost	(2,183)	(8,773)	(5,300)

	$(76,234)	$(73,045)	$(57,432)

F- 57	(Continued)

COPA HOLDINGS, S. A. AND SUBSIDIARIES
Notes to the consolidated financial statements

Changes in liabilities arising from financing activities:

			Non-cash movements
	2020	Cash flows	Foreign exchange movement	Leases	Concession Covid-19	Other	2021

Loans and borrowings	$1,163,900	$210,045	$—	$—	$—	$51,688	$1,425,633
Lease liability	230,510	(80,992)	(348)	30,776	(1,295)	—	178,651

Total liabilities from financing activities	$1,394,410	$129,053	$(348)	$30,776	$(1,295)	$51,688	$1,604,284

			Non-cash movements
	2019	Cash flows	Foreign exchange movement	Leases	Concession Covid-19	Other	2020
Loans and borrowings	$1,060,765	$220,812	$—	$—	$—	$(117,677)	$1,163,900
Lease liability	304,564	(93,213)	(347)	19,995	(489)	—	230,510
Dividends payable	—	(33,990)	—	—	—	—	(33,990)

Total liabilities from financing activities	$1,365,329	$93,609	$(347)	$19,995	$(489)	$(117,677)	$1,360,420

The column “Leases” includes the
non-cash
additions to
right-of-use
assets and lease liabilities.
The “Concession
Covid-19”
column discloses the reduction or absence of cash outflows that arise from rent concessions to which the Company has applied the practical expedient.
For the year ended December 31, 2021 the column “Other” includes non-cash
investing and financing transactions related to the acquisition of new aircraft, and also includes the effect of accrued but not yet paid interest on loans and borrowings.
For the year ended December 31, 2020 the column “Other” includes the recognition of the embedded derivative of the Notes recorded at its fair value at the inception of the transaction and the effect of accrued but not yet paid interest on loans and borrowings.
The Company classifies interest paid as cash flows from operating activities.

19.	Trade, other payables and financial liabilities

	2021	2020
Account payables	$112,596	$63,461
Account payables to related parties	7,948	2,970

	120,544	66,431
Others	786	252

	$121,330	$66,683

See details of the account due to related parties in note 23.

F- 58	(Continued)

COPA HOLDINGS, S. A. AND SUBSIDIARIES
Notes to the consolidated financial statements

20.	Accrued expenses payable

	2021	2020
Accruals and estimations	$4,290	$23,589
Labor related provisions	23,163	6,541
Liability for social security contributions	5,043	3,275
Other	271	590

	$32,767	$33,995

During 2021, the Company returned two leased aircraft Boeing
737-700.
As of December 31, 2020, the accrual and estimation included $6.2 million of provisions related to the return of these aircraft.
As of December 31, 2021 and 2020, accruals and estimations include the estimated balance of the current portion of the long-term provisions (see note 21).
Labor related provisions include a profit-sharing program for both management and non-management
staff. For members of management, profit-sharing is based on a combination of the Company’s performance as a whole and the achievement of individual goals. Profit-sharing for non-management
employees is based solely on the Company’s performance. The accrual at year-end
represents the amount expensed for the current year, which is expected to be settled within 12 months.

21.	Other long-term liabilities

	Provision	Provision for	Dismantling	Other long-term
	for litigations	return condition	provision	liabilities	Total

Balance at January 1, 2021	$9,922	$182,838	$24,981	$22,173	$239,914
Increases	77	18,949	—	300	19,326
Used	—	(3,766)	(784)	(2,226)	(6,776)
Adjustment	—	(39,217)	(319)	—	(39,536)
Effect of movements in exchange rates	(750)	—	—	—	(750)
Unused amounts reversed	(197)	(1,448)	(216)	(2,159)	(4,020)
Unwinding of discount and changes in the discount rate	—	2,183	762	—	2,945

Balance at December 31, 2021	$9,052	$159,539	$24,424	$18,088	$211,103

Current	—	—	—	4,290	4,290
Non-current	9,052	159,539	24,424	13,798	206,813

	$9,052	$159,539	$24,424	$18,088	$211,103

Provision for litigation
Provisions for litigation in process and expected payments related to labor legal cases.
The Company is the plaintiff in an action in October 2003 against Empresa Brasileira de Infraestrutura Aeroportuária (“INFRAERO”), Brazil’s airport operator, the legality of the Additional Airport Tariffs (
Adicional das Tarifas Aeroportuárias
, or ATAERO), which is a 50% surcharge imposed on all airlines which fly to Brazil. Similar suits have been filed against INFRAERO by other major airline carriers. In this case, the court of first instance ruled in favor of INFRAERO and the Company has appealed the judgment. While the litigation is still pending, the Company continues to pay the ATAERO amounts due into an escrow account and as of December 31, 2021, the aggregate amount in such account totaled $7.5 million (2020: $8.1 million).

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
Provision for return condition
For operating leases, the Company is contractually obliged to return aircraft in an agreed-upon condition. The Company accrues for return conditions related to aircraft held under operating leases throughout the duration of the lease. The Company does not plan to return aircraft in 2022.
During 2021, the uses of the provision correspond to the return of two leased aircraft Boeing
737-700.
Additionally, the Company adjusted $39.2 million of its provision for return condition due to a renewals of aircraft contracts during 2021.
Dismantling provision
For leases under IFRS 16 the Company recognizes a dismantling provision to estimate the costs for work required to be performed just before the redelivery of the aircraft to the lessors and which does not depend of the aircraft utilization.
During 2021, the uses of the provision correspond to the return of two leased aircraft Boeing
737-700.
Other long-term liabilities
Other long-term liabilities include principally the provision for maintenance which mainly include the accrual of formal agreements with third parties for operational maintenance events. The cost of these agreements is billed by power by the hour and charged to the consolidated statement of profit or loss. As of December 31, 2021, the provision for maintenance amounts to $14.9 million (2020: $19.0 million) and the Company has presented the estimated balance of the current portion of this provision as “Accrued expenses payable” in the consolidated statement of financial position (see note 20).
Other long-term liabilities also include the provision for the non-compete
agreement created for payment to senior management related to covenants not to compete with the Company in the future (relative to the $3.0 million trust fund). This provision is accounted for as “Other long-term employee benefits” under IAS 19R
Employee benefits
. The accrued amount is revalued annually using the projected benefit method as required by IAS 19R (see note 23 - Compensation of key management personnel).

F- 60	(Continued)

COPA HOLDINGS, S. A. AND SUBSIDIARIES
Notes to the consolidated financial statements

22.	Income taxes

	2021	2020	2019
Current taxes expense -
Current period	$(8,892)	$(14,032)	$(55,847)
Adjustment for prior period	2,397	162	693

	$(6,495)	$(13,870)	$(55,154)
Deferred taxes expenses -
Origination and reversal of temporary differences	(3,991)	37,587	8,717

Total income tax	$(10,486)	$23,717	$(46,437)

As of December 31, 2021, the Panamanian subsidiaries calculated income tax in accordance with the traditional method.
As of December 31, 2020, the company in Panama generated tax losses and calculated the income tax based on CAIR. In August 2021, the Company was authorized by Panamanian tax authority for the non-application
of CAIR and the provision was reversed.
In accordance with current tax regulations in Panama, income tax returns are subject to review by the tax authorities for up to the last three (3) years, including the ending period on December 31, 2021.

During the year 2021, the deferred tax balances have been
re-measured
as a result of the change in Colombia’s income tax rate, 35% for the taxable year from 2022, according to the law N°2155 published on September 14, 2021. Deferred tax expected to reverse in the year 2022, has been measured using the effective rate that will apply for Copa Airlines (25%),
AeroRepública
(35%) and OVAL (21%)
The balances of deferred taxes are as follows:

	Statement		Statement of
	of financial position		profit or loss
	2021	2020	2021	2020	2019
Deferred tax liabilities

Maintenance deposits	$(17,918)	$(23,891)	$(5,973)	$(5,972)	$—
Prepaid dividend tax	(2,003)	—	2,003	(7,403)	(1,456)
Property and equipment	1,502	2,108	606	(5,004)	(4,500)
Other	(1,879)	(1,500)	379	(3,190)	(1)
Set off tax	1,516	1,093	(423)	362	414

	$(18,782)	$(22,190)	$(3,408)	$(21,207)	$(5,543)
Deferred tax assets
Provision for return conditions	$8,564	$12,665	$4,101	$(2,570)	$(2,959)
Air traffic liability	2,462	2,486	24	(447)	(247)
Other provisions	2,109	624	(1,485)	6,202	(2,139)
Tax loss	16,577	20,913	4,336	(19,203)	2,585
Set off tax	(1,516)	(1,093)	423	(362)	(414)

	$28,196	$35,595	$7,399	$(16,380)	$(3,174)

	$9,414	$13,405	$3,991	$(37,587)	$(8,717)

At December 31, 2021, the deferred tax assets include tax losses carried forward of $10.5 million in Copa Airlines and $6.0 million in
AeroRepública
(December 2020: $11.8 million and $9.1 million respectively). The Company has concluded that the deferred assets will be recoverable using the estimated future taxable income based on the approved business plans for the subsidiary.
Tax losses in Panama can be used for 5 years from the year the loss is incurred. The Company started utilizing these losses in 2021 and plans to continue using them until 2025. The Company plans to use the tax losses of
AeroRepública
within the next four years beginning in 2021.

F-61	(Continued)

COPA HOLDINGS, S. A. AND SUBSIDIARIES
Notes to the consolidated financial statements

At December 31,
2021
the aggregate amount of temporary differences associated with investments in subsidiaries, for which deferred tax liabilities have been recognized, is $33.5 million (2020: Null).
Reconciliation of the effective tax rate is as follows:

	Tax rate	2021	Tax rate	2020	Tax rate	2019
Net profit (loss)		$43,844		$(607,062)		$247,002
Total income tax expense		10,486		(23,717)		46,437

Profit excluding income tax		54,330		(630,779)		293,439

Income taxes at Panamanian statutory rates	25.0%	13,583	25.0%	(157,695)	25.0%	73,360

Stations - Taxable / Panama	15.4%	8,379	(13.2%)	83,071	(13.7%)	(40,205)
Stations - Taxable / Non Panama	10.3%	5,605	(1.5%)	9,850	2.4%	7,043
Stations - Non Taxable / Non Panama	(27.0%)	(14,684)	(5.3%)	33,728	(4.9%)	(14,444)
Dividend tax	0.0%	—	(1.2%)	7,491	7.2%	21,376
(Over) under provided in prior periods	(4.4%)	(2,397)	0.0%	(162)	(0.2%)	(693)

Provision for income taxes	(19.3%)	$10,486	3.8%	$(23,717)	15.8%	$46,437

23.	Accounts and transactions with related parties

	2021	2020
Account receivable -
Banco General, S.A.	$1,589	$1,231
Panama Air Cargo Terminal	217	186
Petróleos Delta, S.A.	26	12

	$1,832	$1,429

Account payable -
Petróleos Delta, S.A.	$7,677	$2,476
Assa Compañía de Seguros, S.A.	196	358
Desarrollos Inmobiliarios del Este, S.A.	37	51
Panama Air Cargo Terminal	11	40
Galindo, Arias & López	17	36
Motta Internacional, S.A.	7	—
Millicom Tigo Panamá, S.A.	3	9

	$7,948	$2,970

F- 62	(Continued)

COPA HOLDINGS, S. A. AND SUBSIDIARIES
Notes to the consolidated financial statements

Transactions with related parties for the year ended December 31 are as follows:

		Amount of transaction	Amount of transaction	Amount of transaction
Related party	Transaction	2021	2020	2019

Petróleos Delta, S.A.	Purchase of jet fuel	$190,628	$102,702	$376,765
ASSA Compañía de Seguros, S.A.	Insurance	9,713	7,147	11,215
Desarrollo Inmobiliario del Este, S.A.	Property leasing	3,384	3,301	4,017
Profuturo Administradora de Fondos de Pensión y Cesantía	Payments	2,565	2,839	5,145
Panama Air Cargo Terminal	Handling	3,193	2,037	3,522
Motta International	Purchase	108	550	1,854
Millicom Tigo Panamá, S.A.	Communications	568	703	1,396
Galindo, Arias & López	Legal services	170	236	309
GBM International, Inc.	Technological support	102	146	240
Global Brands, S.A.	Purchase	31	31	108
Televisora Nacional, S.A.	Communications	—	13	—
Banco General, S.A.	Interest income	$(1,546)	$(2,657)	$(4,181)
Banco General, S.A.:
The Company’s controlling shareholders have a vote and a decision within the board of directors of BG Financial Group, which is the controlling company of Banco General. Likewise, Banco General, S. A. owns ProFuturo Administradora de Fondos de Pensión y Cesantía S.A., which manages the Company’s reserves for pension purposes. Also the Company has interest receivable by $0.9 million (2020: $1.0 million) due to short and long term time deposits in this financial institution.
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
ASSA Compañía de Seguros, S. A.:
An insurance company that provides substantially all of the Company’s insurance policies. While the Company’s controlling shareholders do not hold a controlling equity interest in ASSA
Compañía de Seguros, S. A
.
, various members of the Company’s Board of Directors are also board members of ASSA Compañía de Seguros, S. A.
Desarrollo Inmobiliario del Este, S. A.:
The Company leases four floors consisting of approximately 105,981 square feet of the building from Desarrollo Inmobiliario, an entity controlled by the same group of investors that controls Corporación de Inversiones Aéreas, S. A. (“CIASA”). CIASA owns 100% of the class B shares of the Company. This contract is a lease contract under IFRS 16.
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
Millicom Tigo Panamá, S.A.:
The Company is responsible for providing television and internet broadcasting services in Panama. A member of the Company’s Board of Directors is shareholder of Millicom Tigo Panamá, S.A.
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
Televisora Nacional, S.A.:
This Panamanian television channel provides broadcasting services. A member of the Company’s Board of Directors is a shareholder of Televisora Nacional, S. A
.
Compensation of key management personnel
Key management personnel compensation is as follows:

	2021	2020	2019
Short-term employee benefits	$2,748	$3,177	$4,969
Post-employment pension	53	61	95
Share-based payments	1,083	2,362	3,246

	$3,884	$5,600	$8,310

The Company has not set aside any additional funds for future payments to executive officers, other than one pursuant to a non-compete
agreement for $3.0 million established in 2006 (see note 21).

24.	Equity
Common stock

The authorized capital stock consists of 80 million shares of common stock without par value, divided into Class A shares, Class B shares, and Class C shares. As of December 31, 2021, the Company had 33,998,654 Class A shares issued (2020: 33,861,872) and 30,995,120 shares outstanding (2020: 31,421,265), 10,938,125 Class B shares issued and outstanding (2020: 10,938,125) and no Class C shares outstanding. Class A and Class B shares have the same economic rights and privileges, including the right to receive dividends.

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

F- 64	(Continued)

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
During the first quarter of 2020, the Company paid dividends in the amount of $80 cents per share. Given the uncertainty related to the
Covid-19
pandemic, including the effect on future air travel demand, on April 26, 2020 the Board of Directors postponed dividend payments for the remaining quarters of 2020 and as of December 31, 2021, the decision remains.
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

F- 65	(Continued)

COPA HOLDINGS, S. A. AND SUBSIDIARIES
Notes to the consolidated financial statements

A summary of the repurchased shares for the Company as of December 31, 2021 is as follows:

	Shares	Cash paid (in thousands)
2014	182,592	$18,506
2015	2,127,900	117,882
2021	559,025	40,514

	2,869,517	$176,902

As of December 31, 2021, the Company had $73.1 million remaining to purchase shares under its share repurchase program.

25.	Share-based payments
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
The total compensation cost recognized for
non-vested
stock and options awards amounts to $7.1 million, $5.3 million, and $6.1 million in 2021, 2020, and 2019, respectively, and was recorded as a component of “Wages, salaries, benefits and other employees’ expenses” within operating expenses.
Non-vested
Stock
The Company approved a
non-vested
stock bonus award for certain executive officers of the Company.

F- 66	(Continued)

COPA HOLDINGS, S. A. AND SUBSIDIARIES
Notes to the consolidated financial statements

A summary of the terms and conditions, properly approved by the Compensation Committee of our Board of Directors, relating to the grants of the non-vested
stock award under the equity compensation plan is as follows:

Grant date	Number of instruments	Vesting conditions	Contractual life
February, 2016	147,000	15% first three anniversaries 25% fourth 30% fifth anniversary	5 years
February, 2016	63,000	Fifth anniversary	5 years
February, 2018	21,556	7% first month 31% first three anniversaries	3 years
February, 2018	14,379	33% first three anniversaries	3 years
February, 2018	1,316	15% first three anniversaries 25% fourth 30% fifth anniversary	5 years
July, 2018	6,104	Third anniversary	3 years
February, 2019	15,951	1% first month 33% first three anniversaries	3 years
June, 2019	9,256	33% first three anniversaries	3 years
June, 2019	977	33% first three anniversaries	3 years
August, 2019	1,039	33% first three anniversaries	3 years
December, 2019	1,724	100% first anniversary	1 year
February, 2020	24,650	1% first month 33% first three anniversaries	3 years
December, 2020	3,551	100% first anniversary	1 year
February, 2021	32,852	20% first five anniversaries	5 years
February, 2021	103,802	33% first three anniversaries	3 years
April, 2021	1,145	33% first three anniversaries	3 years
Non-vested
stock awards were measured at their fair value on the grant date. For the 2021 grants, the fair value of these non-vested
stock awards amounts to $85.31 per share (2020: $93.99).
A summary of the
non-vested
stock award activity under the plan as of December 31, 2021, 2020 and 2019 with changes during these years is as follows (in number of shares):

	2021	2020	2019
Non-vested as of January 1	153,921	211,205	271,904
Granted	137,799	28,201	28,947
Vested	(132,880)	(83,409)	(80,170)
Forfeited	(1,017)	(2,076)	(9,476)

Non-vested as of December 31	157,823	153,921	211,205

The Company uses the accelerated attribution method to recognize the compensation cost for awards with graded vesting periods. The Company estimates that the remaining compensation cost, not yet recognized for the non-vested
stock awards, amounts to $6.3 million (2020: $1.9 million), with a weighted average remaining contractual life of 2.6 years (2020: 1.6 years). Additionally, the Company estimates that the 2022 compensation cost related to these plans amounts to $4.0 million.

F- 67	(Continued)

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
Convertible notes issued during 2020 are considered to be potential ordinary shares are not included in the calculation of diluted earnings per share because they are antidilutive for the year ended 31 December 2021 and 2020. These options could potentially dilute basic earnings per share in the future. The notes have not been included in the determination of basic earnings per share. Details relating to the notes are set out in note 18.
The computation of the income (losses) and share data used in the basic and diluted (loss) earnings per share is as follows:

	2021	2020	2019
Basic earnings per share—
Net profit (loss)	$43,844	$(607,062)	$247,002
Weighted-average shares outstanding	42,439	42,338	42,258
Non-vested dividend participating awards	162	170	225

	42,601	42,508	42,483

	1.03	(14.28)	5.81

F- 68	(Continued)

COPA HOLDINGS, S. A. AND SUBSIDIARIES
Notes to the consolidated financial statements

27.	Commitments and contingencies
Purchase contracts
As of December 31, 2021, the Company had one purchase contract with Boeing entailing sixty six (66) firm orders of Boeing 737 MAX aircraft, agreed to be delivered between 2022 and 2028.
The aircraft and engines contractual obligations net of discounts and pre-delivery
payments, including estimated amounts for contractual price escalation, are as follows:

Year ending December 31,
2022	242,602
2023	379,985
2024	707,197
2025	517,339
2026	417,853
Thereafter	842,125

$3,107,101

As of December 31, 2021, the Company has paid $469.4 million (2020: $410.9 million) in predelivery deposits related to the purchase contract with Boeing for the 737 MAX aircraft.
From March 2019 to November 18, 2020, the Federal Aviation Administration (FAA) grounded all U.S. registered Boeing 737 MAX aircraft an action that was followed by most of the world’s aviation regulators, including Panamanian aviation regulators. As a consequence, during February 2021, the Company reached an agreement with Boeing regarding compensation related to the Boeing 737 MAX grounding. As part of the agreement, the Company will receive compensation in the form of certain credits concurrent with future aircraft deliveries and other considerations, including a revised delivery stream.
Labor unions
Approximately 65.8% of the Company’s 6,127 employees are unionized. There are currently eight
(8) union organizations, five (5) covering employees in Panama, three (3) covering employees in Colombia. The Company traditionally had good relations with its employees and with all the unions and expects to continue to enjoy good relations with its employees and the unions in the future.
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
Copa entered into collective bargaining agreements with the pilot’s union in July 2017, the industry union in December 2017, the mechanics’ union in June 2018 and the flight attendants’ union in October 2018. Copa does not have a collective bargain agreement negotiated with UGETRACAS because they do not have the eligible amount of employees.
Collective bargaining agreements in Panama typically have terms of four years.
The three (3) unions covering employees in Colombia are: the pilots’ union (ACDAC), the flight attendants’ union (ACAV), the industry union (SINTRATAC), approximately 33.08% of the Company’s 532 employees are unionized.

F- 69	(Continued)

COPA HOLDINGS, S. A. AND SUBSIDIARIES
Notes to the consolidated financial statements

Copa entered into collective bargaining with ACDAC and ACAV in January 2018. ACDAC has not yet resolved and ACAV ended with a new arbitration collective document for two years that expired in September 2020. This new arbitration was automatically extended until March 2022. Additionally, SINTRATAC and Copa entered into collective bargaining agreement in December 2017 for terms of four years until December 2021. This agreement automatically extended until June 2022. Negotiations with ACMA were resolved by arbitration on December 31, 2015, extending the validation every 6 months from this date, until June, 2022. ACMA has not presented a new bill of petition.
Typically, collective bargaining agreements in Colombia have terms of two to three years.
Although AeroRepública usually settles many of its collective bargaining agreement negotiations through arbitration proceedings, it has traditionally experienced good relations with its unions.
In addition to unions in Panama and Colombia, the Company’s employees in Brazil are covered by industry union agreements that cover all airline industry employees in the country and airport employees in Argentina are affiliated to an industry union (UPADEP).
Lines of credit for working capital and letters of
credit
The Company maintained letters of credit with several banks with a value of $20.2 million as of December 31, 2021 (2020: $44.3 million). These letters of credit are pledged mainly for operating lessors, maintenance providers and airport operators.
The Company has committed unsecured credit facilities of $225.0 million, currently drawn $50.0 million. In addition, the Company has a secured revolving credit facility for an aggregate amount of $120.0 million. Including this facility, the Company has $295.0 million in unutilized committed credit facilities as of December 31, 2021 (2020: $305.0 million). These credit facilities have been put in place for contingency and working capital purposes.
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
In terms of equity, the Company’s objectives when managing equity are to safeguard the Company’s ability to continue as a going concern in order to provide returns for shareholders and benefits for other stakeholders and to maintain an optimal equity structure to reduce the cost of capital.

F- 70	(Continued)

COPA HOLDINGS, S. A. AND SUBSIDIARIES
Notes to the consolidated financial statements

The Company has established risk management policies to minimize potential adverse effects on the Company’s financial performance:

28.1	Fuel price risk
The Company has risks that are common in its industry, related to the price level of aircraft fuel, which can significantly affect its operations, financial position and liquidity.
In the past the Company has entered into financial derivative contracts in an effort to mitigate this risk, but with inconsistent results. The Company has not entered into new fuel hedge contracts, and has adopted a new strategy of remaining unhedged, while regularly reviewing its policies based on market conditions and others factors. As of December 31, 2021 and 2020, the Company did not have any outstanding fuel hedge contracts.
Fuel price risk is estimated as a hypothetical 10% increase in the December 31, 2021 cost per gallon of fuel. Based on projected 2022 fuel consumption, such an increase would result in an increase to aircraft fuel expense of approximately $62.0 million in 2022 (unaudited). There are no hedged contracts for 2022.

28.2	Market risk
Equity price risk
The Company’s listed and
non-listed
equity investments are susceptible to market price risk arising from uncertainties about future values of the investment securities. The Company manages the equity price risk through diversification and by placing limits on individual and total equity instruments. Reports on the equity portfolio are submitted to the Company’s senior management on a regular basis. The Company’s Board of Directors reviews and approves all equity investment decisions. At the reporting date, the exposure on investments at fair value is $124.7 million (2020:
Null
).
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
The majority of the Company’s obligations are denominated in U.S. dollars. Since Panama uses the U.S. dollar as legal tender, the majority of the Company’s operating expenses are also denominated in U.S. dollars, approximately 65.8% of revenues and 80.4% of expenses. A significant part of our revenue is denominated in foreign currencies, including the Colombian peso, Brazilian real, Mexican peso and Argentinian peso, which represented 13.6%, 8.1%, 2.5% and 2.0%, respectively (2020: 9.1%, 9.5%, 2.9% and 4.0% respectively).

F- 71	(Continued)

COPA HOLDINGS, S. A. AND SUBSIDIARIES
Notes to the consolidated financial statements

Generally, the Company’s exposure to most of these foreign currencies, is limited to the period of up to two weeks between the completion of a sale and the conversion to U.S. dollar. The following chart summarizes the Company’s foreign currency risk exposure (assets and liabilities denominated in foreign currency) as of December 31:

	2021	2020
Assets
Cash and cash equivalents	$10,848	$12,322
Accounts receivable, net	50,103	27,670
Other assets	17,811	18,942

Total assets	$78,762	$58,934
Liabilities
Accounts payable	35,948	20,142
Taxes payable	25,827	13,757
Other liabilities	12,239	11,387

Total liabilities	$74,014	$45,286

Net position	$4,748	$13,648

From time to time the Company enters into factoring agreements on receivables outstanding on credit card sales in certain countries.

28.3	Credit risk
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
As the financial instruments are considered to be low risk, the impairment provision is determined at
12-month
ECLs using the general approach as prescribed by IFRS 9.

F- 72	(Continued)

COPA HOLDINGS, S. A. AND SUBSIDIARIES
Notes to the consolidated financial statements

The movement in the allowance for impairment for short and long-term investments at amortized cost for the year ended December 31 was as follows:

	2021	2020
Balance at beginning of year	$(1,217)	$(957)
(Additions)/Reversal	(95)	(260)

Balance at end of year	$(1,312)	$(1,217)

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
Set out below is the information about the credit risk exposure on the Company’s trade receivables using a provision matrix as of December 31:

	2021
		Days past due
	Total	Current	<30	30-60	60-90	>90
Expected credit loss rate		0.0%	3.2%	3.4%	13.5%	51.2%
Gross carrying amount	$100,015	$77,995	$3,157	$4,080	$658	$14,125
Expected credit loss	$7,565	$9	$100	$139	$89	$7,228

F- 73	(Continued)

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
As of December 31, 2021, fixed interest rates range from 0.97% to 3.70%, and the main floating rate is LIBOR.
The Company’s earnings are affected by changes in interest rates primarily due to the impact of those changes on interest expenses from variable-rate debt instruments. As of December 31th, 2021 we had $894.0M of fixed-rated debt and $285.4M of variable-rated debt. If the interest rate average is 100 basis points more in 2021, the variable-rate debt interest expense would increase by approximately $2.8 million and the estimated fair value of the fixed-rate debt would decrease– by approximately $0.1 million. These amounts are determined by considering the impact of the hypothetical interest rates on the variable-rate debt and marketable securities equivalent balances at December 31, 2021.

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
December 31, 2021

	Note	Carrying amount	Contractual cash flow	Less than twelve months	Between 1 and 4 years	More than 4 years
Non-derivative financial liabilities
Loans and borrowings	18	$1,425,633	$1,549,887	$228,272	$895,620	$425,995
Lease liabitity	14	178,651	217,526	89,413	123,434	4,679
Account payable	19	112,596	112,596	112,596	—	—
Account payable to related parties	19	7,948	7,948	7,948	—	—

		$1,724,828	$1,887,957	$438,229	$1,019,054	$430,674

F-74	(Continued)

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

28.6    Fair value measurement
Set out below is a comparison, by class, of the carrying amounts and fair values of the Company’s financial instruments, other than those with carrying amounts that are reasonable approximations of fair values:

		Carrying amount		Fair Value
	Note	2021	2020	2021	2020
Financial assets
Long-term investments	9	199,670	119,617	199,082	120,938
Financial liabilities
Loans and borrowings	18	1,425,633	1,163,900	1,549,934	1,327,282
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
The following methods and assumptions were used to estimate the fair values:

•
The fair values of the quoted notes and bonds are based on price quotations at the reporting date Debt obligations, financial assets, and financial liabilities are estimated by discounting future cash flows using the Company’s current incremental borrowing for a similar liability.

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

COPA HOLDINGS, S. A. AND SUBSIDIARIES
Notes to the consolidated financial statements

The following chart summarizes the Company’s financial instruments measured at fair value, classified according to the valuation method:

	Fair value measurement as of reporting date
	2021	Quoted prices in active markets (Level 1)	Significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Recurring fair value measurements
Assets
Investment fund	124,726	124,726	—	—

Total assets	$124,726	$124,726	$—	$—

Liabilities
Derivative financial instruments	268,338	—	268,338	—

Total liabilities	$268,338	$—	$268,338	$—

	Fair value measurement as of reporting date
	2020	Quoted prices in active markets (Level 1)	Significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Non-recurring fair value measurements
Assets
Asset held for sale	135,542	—	135,542	—

Total assets	$135,542	$—	$135,542	$—

Recurring fair value measurements
Liabilities
Derivative financial instruments	245,560	—	245,560	—

Total liabilities	$245,560	$—	$245,560	$—

As of December 31, 2020, The Company approach and the key assumptions used to determine the fair value less costs of disposal of the assets held for sale were as follows:

	Unobservable input	Value assigned to key assumption	Approach to determining key assumption
Asset held for sale	Sales price	145,399	Average of purchase proposals received
	Cost of disposal	(9,857)	Estimated based on the Company’s experience with disposal of similar assets.

		135,542

F-76	(Continued)

COPA HOLDINGS, S. A. AND SUBSIDIARIES
Notes to the consolidated financial statements

29.	Subsequent events
Stock Grants
During the first quarter of 2022, the Compensation Committee of the Company’s Board of Directors approved
3
 awards. Awards under these plans will grant approximately 25,643 shares of non-vested
stock, which will vest over a period of three to five years. The Company estimates the fair value of these awards to be approximately $2.4 million and the 2022 compensation cost for these plans will be $1.1 million.
Covid
-19
During the first quarter of 2022, the Company had 1,300 canceled flights (4% scheduled flights) due to the impact of the increase in positive Covid cases in a group of its employees, mainly driven by the Omicron variant.
The
COVID-19
pandemic is still having a negative impact on the economies of the countries in which the Company operates, thereby reducing the demand for air travel. Individual countries’ laws and regulations that require passengers to be vaccinated and tested for Covid could materially adversely affect the passenger demand. However, the Company currently believes that the impact of Omicron will be temporary and that the recovery of international air travel demand should resume later in the first quarter.
The Company has taken proactive actions, focusing on reducing fixed costs, further bolstering the liquidity position, to continue strengthening its long term competitive position and to implement initiatives to further strengthen its network and product in the post
COVID-19
world.
Conflict between Russia and Ukraine
The conflict between Russia and Ukraine beginning in February 2022 has lead to an increase in fuel costs. Due to the evolving nature of the conflict, the Company can neither predict the duration of the increasing fuel costs nor the extent of its impact on its business operations