Form 20-F
period 2022-12-31
Copa Holdings, S.A.
filed 2023-03-24
CIK 1345105

As filed with the Securities and Exchange Commission on March 2
4
, 2023

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM
20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2022
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Commission file number:
001-32696

COPA HOLDINGS, S.A.
(Exact name of Registrant as Specified in Its Charter)

Not Applicable
(Translation of Registrant’s Name Into English)
Republic of Panama
(Jurisdiction of Incorporation or Organization)
Avenida Principal y Avenida de la Rotonda, Costa del Este
Complejo Business Park, Torre Norte
Parque Lefevre, Panama City
Panama
0816-06819
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
None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: At December 31, 2022, there were outstanding 39,415,829 shares of common stock, without par value, of which 28,477,704 were Class A shares and 10,938,125 were Class B shares.
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
☒
If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements.
☐
Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to
§240.10D-1(b).
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

Presentation of Financial and Statistical Data

Included in this annual report are our audited consolidated statement of financial position as of December 31, 2022 and 2021, and the related audited consolidated statements of profit or loss, comprehensive income or loss, changes in equity and cash flows for the years ended December 31, 2022, 2021 and 2020.

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

Special Note About Forward-Looking Statements

This annual report includes forward-looking statements, principally under the captions “Risk Factors,” “Business Overview” and “Operating and Financial Review and Prospects.” We have based these forward-looking statements largely on our current beliefs, expectations and projections about future events and financial trends affecting our business. Many important factors, in addition to those discussed elsewhere in this annual report, could cause our actual results to differ substantially from those anticipated in our forward- looking statements, including, among other things:

•	general economic, political and business conditions in Panama and Latin America and particularly in the geographic markets we serve;

•	the continued effect of the coronavirus (“COVID-19”) pandemic on our business and the markets in which we operate;

•	our management’s expectations and estimates concerning our future financial performance and financing plans and programs;

•	our level of debt and other fixed obligations;

•	demand for passenger and cargo air service in the markets in which we operate;

•	competition;

•	our capital expenditure plans;

•	changes in the regulatory environment in which we operate;

•	changes in labor costs, maintenance costs, fuel costs and insurance premiums;

•	changes in market prices, customer demand and preferences and competitive conditions;

•	cyclical and seasonal fluctuations in our operating results;

•	defects or mechanical problems with our aircraft;

•	our ability to successfully implement our growth strategy;

•	our ability to obtain financing on commercially reasonable terms; and

•	the risk factors discussed under “Risk Factors” beginning on page 3.

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

The spread of COVID-19 and the global pandemic had a significant adverse impact on all aspects of our business. In response to the pandemic, many governments around the world implemented a variety of aggressive measures to reduce the spread of the virus, including travel restrictions, bans and vaccination requirements. As a result, we and the broader air travel industry have suffered unprecedented reductions in demand, which has significantly affected our business, financial condition and operating results. This adverse effect may continue after the virus is contained even if the effects are more limited, particularly if economic conditions, as well as government regulation and consumer attitudes toward air travel change in a lasting way that reduces the effectiveness of our hub-and-spoke or low-cost business models.

As a result of the travel restrictions imposed by the governments of the countries in which we operate, including the Panamanian authorities’ suspension of commercial operations to and from Panama, we suspended all commercial flights on March 22, 2020. On August 14, 2020, the Company restarted limited scheduled commercial operations, subject to Panama’s health control restrictions on the number of flights and on entry for non-citizens and non-residents to Panama. These restrictions were subsequently lifted on October 11, 2020. The Company has been gradually increasing capacity since then. As of June 15, 2021, we resumed service at our six-bank hub at Tocumen International Airport. Our operations have grown steadily since this time. During 2022, we operated at 97% of our 2019 capacity. However, we continue to evaluate demand levels, the easing or lifting of travel restrictions, and advisories and changes of health conditions in markets we serve. Reduction of demand levels and new restrictions imposed by governments could require us to reduce flight frequencies and destinations, and consequently, to re-evaluate the size of our fleet, our network and our workforce levels going forward.

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

The COVID-19 pandemic has had, and may continue to have, an adverse impact on the Company’s operations. The extent of the future impact of COVID-19 on the Company’s operational and financial performance will depend on future developments, including, but not limited to, the scope and severity of the pandemic related travel advisories and restrictions, the availability and effectiveness of vaccines, the effectiveness of available vaccines against variants of the virus, the duration and severity of the impact of COVID-19 on overall demand for air travel, and its economic impact, all of which are highly uncertain and cannot be predicted. Pilots, flight attendants and other employees testing positive for COVID has resulted and may result in flight cancellations or may require us to otherwise scale back services. If the Company’s operations were to shut down or significantly reduced levels for an extended period, or if governments implement permanent travel restrictions, including enhanced COVID-19-related screening measures that may apply to our personnel and/or the traveling public, our results of operations would be materially adversely affected, and we may have to take additional actions to preserve our long- term sustainability.

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

We have historically been able to achieve favorable financing terms through commercial and US Export-Import bank guaranteed loans, sale-leasebacks, as well as financial and operating leases. Given the state of the industry as a result of the COVID-19 pandemic, aviation financing has become much harder and more expensive to obtain. Therefore, we cannot ensure that we will be able to continue to raise financing from past sources, or from other sources, on terms comparable to our existing financing or at all. Additionally, there has been a significant increase in recent periods in interest rates and the overall cost of funding, in particular for financing denominated in U.S. dollars, as a result of central bank responses to inflation and global macroeconomic trends. If the cost of such financing increases or we are unable to obtain such financing, we may be forced to incur higher than anticipated financing costs, which could have an adverse impact on our business, including the execution of our growth strategy. We have also been able to obtain financing through Japanese Operating Leases with Call Options (“JOLCOs”), which are a form of tax financial leases obtained from Japanese lenders. If the JOLCO market were to substantially decrease or become unavailable, this could also limit options for financing and negatively impact our overall business.

We have historically operated using a hub-and-spoke model and are vulnerable to competitors offering direct flights between destinations we serve and/or opening new hubs.

The general structure of our flight operations follows what is known in the airline industry as a “hub-and-spoke” model. This model aggregates passengers by operating flights from a number of “spoke” origins to a central hub through which they are transported to their final destinations. In recent years, many traditional hub-and-spoke operators have faced significant and increasing competitive pressure from low-cost, point-to-point carriers on routes with sufficient demand to sustain point-to-point service. A point-to-point structure enables airlines to focus on the most profitable, high-demand routes and to offer greater convenience and, in many instances, lower fares. As demand for air travel in Latin America increases, some of our competitors have initiated non-stop service between destinations that we currently serve through our hub in Panama. Additionally, newer aircraft models, such as Boeing 737 MAX and Airbus 320-NEO, allow nonstop flights in certain city pairs that could not be served with prior generation narrow-body aircraft and may bypass our hub. Airbus will also launch the A321 XLR: a new model of the Airbus 320 family that will extend the range of the current Airbus 320 NEO allowing competitors to explore new competitive routes overflying our Hub. It is expected to be released in 2024. Competitors are also opening new international hubs, especially in Brazil. Competitive services, which bypass our hub in Panama, may be more convenient and possibly less expensive than our services and could significantly decrease demand for our service to those destinations. In December 2016, we launched a low-cost business model, Wingo, to diversify our offerings and to better compete with other low-cost carriers, or “LCCs,” in the market. However, our traditional hub-and-spoke model remains our primary operational model and we believe that competition from point-to-point carriers will be directed towards the largest markets that we serve and is likely to continue at this level or intensify in the future. As a result, the effect of competition on us could be significant and could have a material adverse effect on our business, financial condition and results of operations.

We may not realize benefits from Wingo, our low-cost business model.

Wingo is our low-cost business model, which is operated by AeroRepública, S.A. During the third quarter of 2021, we incorporated a new operator, La Nueva Aerolínea S.A., which is based in Panama and will initially operate under the Wingo brand. As of December 31, 2022, Wingo operated nine of our Boeing 737-800s, each configured with 186 seats in a single class cabin.

During recent years, we have successfully operated our Wingo low-cost business model, with better results than initially expected. As a result, we decided to change the Boeing 737-700s fleet to Boeing 737-800s, with a greater seat density and lower unit costs, which should make our competitive position stronger. Even though we have gained knowledge regarding the low-cost business model over recent years, we have limited experience operating it, and we may not be able to accurately predict its impact on our main line services. In particular, if demand for Wingo flights is not substantial, or cannibalizes Copa´s mainline flights, if our pricing strategy does not adequately align with our cost structure, or if Wingo does not meet customer expectations, Wingo’s operations could have a negative impact on our reputation or our operating results.

Currently, the Wingo passenger service is provided through a Colombian Air Operator Certificate (“AOC”) and serves mostly the Colombian domestic and international markets; therefore, the local economic and competitive environment could affect its operating results.

We may not realize benefits from our strategic alliances and other commercial relationships, including from our announced joint business agreement with United Airlines, Inc. (“UAL”) and Avianca Holdings (“Avianca”).

We maintain a number of strategic alliances and other commercial relationships in many of the jurisdictions in which we operate. For example, we have been a Star Alliance member since June 2012, and we renewed our strategic alliance with UAL in August 2021. In addition, on November 30, 2018, we announced a three-way joint business agreement (“JBA”) with UAL and Avianca that would cover our combined network between the United States and Latin America (except Brazil). We, UAL and Avianca would apply for regulatory approval of the JBA and an accompanying grant of antitrust immunity from the U.S. Department of Transportation and other relevant agencies. However, we can provide no assurances as to whether or when the parties will receive such approvals, and we do not plan to fully implement the JBA until we have received such approvals. The parties to the JBA recently agreed to an amendment that provides, among other terms, that they will negotiate mutually acceptable amendments to the JBA for a period of up to two years after the confirmation of a plan of reorganization in Avianca’s United States Code title 11 bankruptcy proceeding with the U.S. Bankruptcy Court (“Chapter 11”). Avianca completed its Chapter 11 proceeding on December 1, 2021. The parties also agreed that any party may terminate the JBA without liability or compensation after the completion of such a two-year “discussion period” by delivering notice to the other parties within 60 days. Therefore, we can provide no assurances that the JBA will be completed.

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

The most active government regulator among the countries to which we fly is the U.S. Federal Aviation Administration, or “FAA”. The FAA from time to time issues directives and other regulations relating to the maintenance and operation of aircraft that require significant expenditures. FAA requirements cover, among other things, security measures, collision avoidance systems, airborne wind shear avoidance systems, noise abatement and other environmental issues, and increased inspections and maintenance procedures to be conducted on older aircraft. For example, following the Ethiopian Airlines accident involving a Boeing 737 MAX 8 aircraft on March 10, 2019, we suspended operations of our six Boeing 737 MAX 9 aircraft, after authorities in Panama and other countries grounded the 737 MAX fleet worldwide, during the investigation into the cause of the accident. We partially covered our operation with other aircraft in our fleet, with significant cancellations and delays. On November 18, 2020, the FAA rescinded its grounding order, issued an airworthiness directive, and published training requirements enabling the Company to begin modifying certain operating procedures, implementing enhanced pilot training requirements, installing FAA-approved flight control software updates and completing other required maintenance tasks specific to the MAX aircraft. In January 2021, we resumed operations of our Boeing 737 MAX fleet after the authorization of the AAC. See “—If we fail to successfully operate new aircraft, in particular our new Boeing 737 MAX aircraft, our business could be harmed.” If the FAA or the U.S. Transportation Security Administration, or “TSA”, were to issue additional regulations on aircraft, our ability to carry out regular operations could be negatively impacted. As we expand our presence on routes to and from the United States, we expect to continue incurring expenses to comply with the FAA’s and TSA’s regulations, and any increase in the cost of compliance could have an adverse effect on our financial condition and results of operations.

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

The FAA periodically audits the aviation regulatory authorities of other countries. As a result of this inspection, each country is given an International Aviation Safety Assessment, or “IASA,” rating. As of 2018, Panama was rated a Category 1 country under the IASA program, which means that Panama complies with the safety requirements set forth by ICAO. Furthermore in 2022, Copa Airlines and Copa Colombia successfully completed IOSA audits by external providers. We cannot guarantee that the government of Panama and the AAC in particular, will continue to meet international safety standards, and we have no direct control over their compliance with IASA guidelines. If Panama’s IASA rating were to be downgraded in the future, it could prevent us from increasing service to the United States and could affect our code-share arrangement with UAL.

We are highly dependent on our hub at Panama City’s Tocumen International Airport.

Our business is heavily dependent on our operations at our hub at Panama City’s Tocumen International Airport. Most of our Copa flights either depart from or arrive at our hub. Our operations and business strategy is therefore dependent on its facilities and infrastructure, including the success of its multi-phase expansion projects, certain of which have been completed while others are underway. Terminal 2 started operating a few gates during the early part of 2019. On June 22, 2022, we moved our ticket counter and baggage claim operations to Terminal 2 and began using 20 fully equipped gates in this new terminal. We also opened a new 20,720 square feet Copa Club in the new terminal.

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

We must pay fees to airport operators for the use of their facilities. Any additional fees or substantial increase in current airport charges, including at Tocumen International Airport, could have a material adverse impact on our results of operations. Passenger taxes and airport charges have increased in recent years, sometimes substantially, particularly since the beginning of the pandemic. For example, in 2020 the industry experienced materially higher effective rates related to airport services in North America. Certain important airports that we use may be privatized in the near future, which is likely to result in significant cost increases to the airlines that use these airports. We cannot ensure that the airports used by us will not impose, or further increase, passenger taxes and airport charges in the future, and any such increases could have an adverse effect on our financial condition and results of operations.

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

The airline business is characterized by high leverage. We have significant fixed expenditures in connection with our operating leases and facility rental costs, and a significant portion of our property and equipment is pledged to secure indebtedness. For the year ended December 31, 2022, our finance cost totaled $87.6 million. As of December 31, 2022, approximately 83.8% of our total indebtedness bore interest at fixed rates and the remainder was determined with reference to LIBOR. Most of our aircraft lease obligations bear interest at fixed rates. Given worldwide increases in interest rates and benchmark rates, we expect our financing cost to increase in future periods.

As of December 31, 2022, the Company had firm orders to purchase 66 Boeing 737 MAX aircraft to be delivered between 2023 and 2028. The aircraft under this contract have an approximate value of $3.0 billion based on contractual obligations net of discounts and pre-delivery payments, including estimated amounts for contractual price escalation. We will require substantial capital from external sources to meet our future financial commitments. In addition, the acquisition and financing of these aircraft will likely result in a substantial increase in our leverage and fixed financing costs. A high degree of leverage and fixed payment obligations could:

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

Although many of our LIBOR-based obligations provide for alternative methods of calculating the interest rate payable if LIBOR is not reported, the extent and manner of any future changes with respect to methods of calculating LIBOR or replacing LIBOR with another benchmark are unknown and impossible to predict at this time and, as such, may result in interest rates that are materially higher than current interest rates. The Company is currently in the process of implementing appropriate fallback provisions for all U.S. dollar LIBOR referenced exposures. Nevertheless, this could materially and adversely affect our results of operations, cash flows and liquidity.

If we are unable to successfully operate new aircraft due to safety concerns, in particular our new Boeing 737 MAX aircraft, our business could be harmed.

We fly and rely on Boeing aircraft. As of December 31, 2022, we operated a fleet of 97 Boeing aircraft. In 2023, we expect to take delivery of twelve additional Boeing 737 MAX 9 aircraft.

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

Following the Ethiopian Airlines accident involving a Boeing 737 MAX 8 aircraft on March 10, 2019, we suspended operations of our six Boeing 737 MAX 9 aircraft, after authorities in Panama and other countries grounded the 737 MAX fleet worldwide. On November 18, 2020, the FAA rescinded its grounding order, issued an airworthiness directive, and published various new requirements and operating procedures specific to the MAX aircraft. In January 2021, we resumed operations of our Boeing 737 MAX fleet after the authorization of the AAC.

In 2020, Boeing announced that it will compensate all airlines impacted by the worldwide suspension of the Boeing MAX fleet operations. During the first quarter of 2021, the Company reached an agreement with Boeing regarding compensation related to the Boeing 737 MAX grounding. As part of the agreement, the Company received compensation in the form of certain credits concurrent with specified aircraft deliveries and other considerations, including a revised delivery stream. However, this compensation only covered financial impact caused by the suspension of Boeing MAX operations. We cannot estimate any reputational and commercial impact that we may have suffered due to the grounding of Boeing MAX aircraft. Any technical issues with our aircraft would increase our maintenance expenses and could cause flight cancellations and other disruptions in our services.

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

During 2020, we announced the sale of our B737-700 fleet, which resulted in a non-cash impairment charge of $191.2 million. In 2021, we sold three B737-700 aircraft, and due to an increase in demand in the region, the Board of Directors approved continuing to operate the remaining nine Boeing 737-700 aircraft for a period of three years. The Company reclassified these aircraft to property plant and equipment since the classification of assets held for sale is no longer met. This reclassification resulted in a reversal of impairment losses of $5.4 million.

During 2022, the Company sold two B737-700 airframes that were under a lease agreement to a third party, and no significant additional gain or loss was recognized on the sale.

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

However, it is difficult or impossible to defend against every risk being posed by changing technologies as well as acts of cyber-crime. Increasing sophistication of cyber criminals and terrorists make keeping up with new threats difficult and controls employed by our information technology department and cloud vendors could prove inadequate. As a result, we cannot be certain that we will not be the target of attacks on our networks and intrusions into our data, particularly given continuous advances in the technical capabilities of potential attackers, and increased financial and political motivations to carry out cyber-attacks on physical systems, gain unauthorized access to information, make information unavailable for use through, for example, ransomware or denial-of-service attacks, and otherwise exploit new and existing vulnerabilities in our infrastructure. Such a cyber-attack could lead to significant costs or other material financing impacts, which may not be covered by or may exceed the coverage limits of, our cyber insurance, and such costs and impacts may have material adverse effect on our business, reputation, financial condition, cash flows and operating results. The risk of a data security incident or disruption, particularly through cyber-attack or cyber intrusion, including by computer hackers, foreign governments, criminal organizations and cyber terrorists, has increased as the number, intensity and sophistication of attempted attacks and intrusions from around the world have increased. Also, the COVID-19 pandemic increased the reliance on employees working remotely, which has increased the risk of malicious actors exploiting vulnerabilities in their devices.

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

On September 25, 2022, one of our aircraft was involved in an accident where it veered off the runway in Panama City, Panama after its landing. None of the passengers or flight crew members were injured in the accident.

Fluctuations in foreign exchange rates could negatively affect our net income.

In 2022, approximately 63.3% of revenues and 77.3% of expenses were denominated in U.S. dollars (for 2021, U.S. dollar-denominated revenues and expenses were 65.8% and 80.4%, respectively). A significant part of our revenue is denominated in foreign currencies, including the Colombian peso, Brazilian real, Argentinian peso and Chilean peso, which represented 12.1%, 8.0%, 4.6% and 3.2%, respectively (for 2021, these foreign currencies-denominated revenues were 13.6%, 8.1%, 2.0% and 1.79%, respectively). If any of these currencies decline in value against the U.S. dollar, our revenues, expressed in U.S. dollars, and our operating margin would be adversely affected. We may not be able to adjust our fares denominated in other currencies to offset any increases in U.S. dollar-denominated expenses, increases in interest expense or exchange losses on fixed obligations or indebtedness denominated in foreign currency.

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

The average age of our fleet was approximately 9.5 years as of December 31, 2022. Historically, we have incurred low levels of maintenance expenses relative to the size of our fleet because most of the parts on our aircraft are covered under multi-year warranties. As our fleet ages, these warranties expire and the time flown by each aircraft increases, and our maintenance costs will increase, both on an absolute basis and as a percentage of our operating expenses.

If we enter into a prolonged dispute with any of our employees, many of whom are represented by unions, or if we are required to substantially increase the salaries or benefits of our employees, it may have an adverse impact on our operations and financial condition.

Approximately 65.4% of our 7,265 employees are unionized. There are currently five unions covering our employees based in Panama: the pilots’ union, the flight attendants’ union, the mechanics’ union, the passenger service agents’ union, and an industry union, which represents ground personnel, messengers, drivers, passenger service agents, counter agents and other non-executive administrative staff. Copa entered into collective bargaining agreements with the pilot’s union in February 2023, the industry union in March 2022, the mechanics’ union in May 2022 and the flight attendants’ union in March 2023. We do not have a collective bargain agreement with UGETRACAS, an aviation industry union in Panama, because they do not have the required number of employees. Collective bargaining agreements in Panama typically have four-year terms. In addition to unions in Panama, there are unions in Colombia, Brazil and Argentina that cover our employees in these countries. In Colombia there are four unions covering employees. In Brazil, all airline industry employees in the country are covered by the industry union agreements. In Argentina airport employees are affiliated with an industry union (UPADEP).

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

In 2022, a significant portion of our revenues were derived from tickets sold through third-party distribution channels, including those provided by conventional travel agents, online travel agents (“OTAs”) or tour operators. We cannot assure that we will be able to maintain favorable relationships with these ticket sellers. Our revenues could be adversely impacted if travel agents or tour operators elect to favor other airlines or to disfavor us. Our relationship with travel agents and tour operators may be affected by:

•	the size of commissions offered by other airlines;

•	changes in our arrangements with other distributors of airline tickets; and

•	the introduction and growth of new methods of selling tickets.

These third-party distribution channels, along with global distribution systems (“GDSs”) that travel agents, OTAs and tour operators use to obtain airline travel information and issue airline tickets, are more expensive than those we operate ourselves, such as our website. Certain of these distribution channels also effectively restrict the manner in which we distribute our products generally. To remain competitive, we need to successfully manage our distribution costs and rights, increase our distribution flexibility and improve the functionality of third-party distribution channels, while maintaining an industry-competitive cost structure. These initiatives may affect our relationships with our third-party distribution channels. Any inability to manage our third-party distribution costs, rights and functionality at a competitive level or any material diminishment or disruption in the distribution of our tickets could have a material adverse effect on our business, results of operations and financial condition.

In September 2022, Copa implemented a channel differentiation strategy (“Copa Connect”) with the objective of shifting sales to more cost-efficient channels. This strategy adds a distribution surcharge to the fare for tickets purchased through the traditional travel agency GDS channel in order to partially offset the higher cost of this channel. For travel agencies, and their customers, who want to avoid the GDS distribution surcharge, we have offered alternatives leveraging the IATA “New Distribution Capability” (NDC) standard. Agency adoption rates are uncertain because Copa Connect requires process and/or technology changes for travel agencies. Moreover, GDS suppliers, in some cases, also provide agencies with financial incentives based on the volume of bookings or tickets issued via the GDS so agencies may have a financial incentive to continue using the traditional channels. No distribution surcharge is included in tickets sold through copa.com.

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

Our business would be impacted if a design defect or mechanical problem with any of the types of aircraft, engines or components that we operate were discovered that would ground any of our aircraft while the defect or problem was being addressed, assuming it could be corrected at all. The use of our aircraft could be suspended or restricted by regulatory authorities in the event of any actual or perceived mechanical or design issues. For example, following the Ethiopian Airlines accident involving a Boeing 737 MAX 8 aircraft, the FAA and other regulatory bodies around the world grounded the aircraft, and on November 18, 2020 the FAA rescinded this order. Our business would also be negatively impacted if the public began to avoid flying with us due to an adverse perception of the types of aircraft that we operate stemming from safety concerns or other problems, whether real or perceived, or in the event of an accident involving those types of aircraft or components.

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

To a significant extent, our success depends on the ability of our senior management team and key personnel to operate and manage our business effectively. Most of our employment agreements with key personnel do not contain any non-competition provisions applicable upon termination. Competition for highly qualified personnel is intense. If we lose any executive officer, senior manager or other key employee and are not able to obtain an adequate replacement, or if we are unable to attract and retain new qualified personnel, our business, financial condition and results of operations could be materially adversely affected.

Risks Relating to the Airline Industry

An outbreak of disease or similar public health threat, such as the COVID-19 pandemic, could have a material adverse impact on the Company’s business, operating results and financial condition.

An outbreak of disease or similar public health threat, or fear of such an event, that affects travel demand or travel behavior could have a material adverse impact on the Company’s business, financial condition and operating results. In addition, outbreaks of disease could result in travel bans or restrictions, increased government restrictions and regulation, including quarantines of our personnel or an inability to access facilities or our aircraft, which could adversely affect our operations. The global COVID-19 pandemic has caused travel restrictions that have had a significant impact on the airline industry. See “Risks Relating to our Company.”

The airline industry is highly competitive.

We face intense competition throughout our route network. Overall airline industry profit margins are low and industry earnings are volatile. Airlines compete in the areas of pricing, scheduling (frequency and flight times), frequent flyer programs, on-time performance, and other services. Some of our competitors have larger customer bases and greater brand recognition in the markets we serve outside Panama, and some of our competitors have significantly greater financial and marketing resources than we have. Airlines based in other countries may also receive subsidies, tax incentives or other state aid from their respective governments, which are not provided by the Panamanian government. In addition, the commencement of or increase in service on the routes we serve by existing or new carriers could negatively impact our operating results. Likewise, competitors’ service on routes that we are targeting for expansion may make those expansion plans less attractive.

We compete with a number of other airlines that currently serve some of the routes on which we operate, including Avianca, American Airlines, Delta Air Lines, Aeromexico, and LATAM Group among others. Strategic alliances, bankruptcy restructurings and industry consolidations characterize the airline industry and tend to intensify competition. In the past, several air carriers have merged and/or reorganized, including certain of our competitors, such as LAN-TAM, Avianca-Taca, American-US Airways and Delta-Northwest. Furthermore, some of our competitors have received, or may receive, government subsidies due to the COVID-19 pandemic, including from the U.S. government. As a result, they have benefited from lower operating costs and fare discounting in order to maintain cash flows and to enhance continued customer loyalty. It is uncertain how the implementation of the restructuring plans of Avianca, LATAM Group and Aeromexico following their emergence from Chapter 11 will affect future competition in our markets.

Traditional hub-and-spoke carriers in the United States and Europe continue to face substantial and increasing competitive pressure from LCCs offering discounted fares. The LCC business model is gaining acceptance in the Latin American aviation industry. The LCCs’ operations are typically characterized by point-to-point route networks focusing on the highest demand city pairs, high aircraft utilization, single class service and fewer in-flight amenities. As a result, we may face new and substantial competition from LCCs in the future, which could result in significant and lasting downward pressure on the fares we charge for flights on our routes. Current LCCs such as Volaris, Spirit, JetBlue, Azul and Gol are adding pressure to our fares and are also exploring new competitive routes overflying our Hub. We also expect more competition in the market from newer players such as JetSmart, Sky and Arajet.

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

Fuel costs constitute a significant portion of our total operating expenses, representing approximately 41.9% of operating expenses in 2022, 28.2% of operating expenses in 2021 and 13.2% in 2020. Jet fuel costs have been subject to wide fluctuations as a result of fluctuations in demand, sudden disruptions in and other concerns about global supply, as well as market speculation. Both the cost and availability of fuel are subject to many economic, political, weather, environmental and other factors and events occurring throughout the world that we can neither control nor accurately predict, including international political and economic circumstances such as the political instability in major oil-exporting countries in Latin America, Africa and Asia. For example, the conflict between Russia and Ukraine beginning in February 2022 led to an increase in fuel costs. Due to the evolving nature of the conflict, we can neither predict the duration of the increasing fuel costs nor the extent of its impact on our business operations. Any future fuel supply shortage (for example, as a result of production curtailments by the Organization of the Petroleum Exporting Countries, or “OPEC,” a disruption of oil imports, supply disruptions resulting from severe weather or natural disasters, the continued unrest in the Middle East or otherwise could result in higher fuel prices or further reductions in scheduled airline services). We cannot ensure that we would be able to offset any increases in the price of fuel by increasing our fares.

As of December 31, 2022, the Company was not a party to any outstanding fuel hedge contracts and has adopted a strategy of remaining unhedged, while regularly reviewing its policies based on market conditions and other factors. For 2023, although we have not hedged any part of our anticipated fuel needs, we continue to evaluate various hedging strategies and may enter into hedging agreements in the future, as any substantial and prolonged increase in the price of jet fuel will likely materially and negatively affect our business, financial condition and results of operation.

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

Combatting climate change has been the focus of regulators from regional to international governing bodies. For example, in 2018, the ICAO council adopted “SARPs” (Standards and Recommended Practices) laying out the criteria for Carbon Offsetting and Reduction Scheme for International Aviation (“CORSIA”) and issuing the first edition of the CORSIA to address the increase in total CO2 emissions from international aviation. As Colombia and Panama are member states of ICAO, the Civil Aviation Authorities (“CAAs”) of Panama and Colombia have developed new regulations to implement CORSIA. Under CORSIA, airplane operators must annually report the fuel consumption of their international commercial operations and the corresponding CO2 emissions (domestic operations are excluded from these requirements and need to be managed according to the local regulatory entity requirements). Although, the impact of CORSIA cannot be fully predicted, it is still expected to result in increased operating costs for airlines that operate internationally, including COPA. The first annual emissions reports corresponding to Copa Airlines and AeroRepública’s 2019 operations were presented in October 2020, the 2020 emissions reports were presented in May 2021 and the 2021 operation’s emissions reports were presented in May 2022. Copa Airlines and AeroRepública presented the Emission Monitoring Plan (“EMP”) required by CORSIA to their respective CAAs.

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

In addition to encouraging CO2 emissions reductions, CORSIA will require airline operators to offset CO2 emissions through payments to authorized carbon banks, which will invest in environmental projects to reduce the global carbon footprint. Copa Airlines and AeroRepública will not be subject to the emissions offsetting requirements until 2027, because Panama and Colombia are not participating in the voluntary first phase of CORSIA. However, it is possible that various national and regional regulators will enforce their own varying emission restrictions due to concerns over climate change, and even individual airports could adopt climate-related goals around greenhouse gas emission.

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

As customers become more aware of the risks of climate change, their preferences around flying may also change, which can pose a risk to our results of operations. For example, customers may choose to fly less in order to decrease their negative impact to the environment and climate. Customers may also decide to choose airlines they perceive to be operating and conducting business in a more environmentally sustainable manner based on the airline’s reputation. Additionally, customers may opt to take a high-speed rail instead of a flight or opt out of traveling entirely by engaging in virtual meetings instead. Debt and equity investors may also make investment decisions based on environmental, social and governance considerations, which could increase our cost of capital, to the extent we do not comply with certain criteria.

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

All the countries that are party to the Paris Agreement have agreed to limit the average increase in global temperature to 2 degrees Celsius compared to pre-industrial levels, to maximize efforts not to exceed an increase of 1.5 degrees by the end of this century and to achieve climate neutrality in 2050. We are subject to various environmental regulations in the markets where we operate and may become subject to further new regulations in the future. See “—Failure to comply with applicable environmental regulations could adversely affect our business.” Even though future requirements resulting from climate change-related regulation are unknown, it is likely that they will adversely affect the business resulting in emission reduction requirements, the need to purchase new Sustainable Aviation Fuels (SAF) or new equipment or technologies, and other increases to operating costs.

The deployment of new 5G wireless communications systems by major telecommunications service providers could result in a disruption to or otherwise adversely affect our operations.

The deployment of new 5G systems could cause, among other consequences, operational and security issues, interference with critical aircraft instruments and adverse impact to low-visibility operations. This could potentially result in flight cancellations, diversions and delays, or could result in damage to our aircraft and other equipment and a diminished margin of safety in airline operations. On January 18, 2022, major U.S. telecommunications companies agreed to delay the implementation of 5G near airports until July 5, 2022 while working with the FAA to develop long-term mitigations to support safe aviation operations. On June 17, 2022, the FAA announced that the major U.S. telecommunications companies have agreed to continue to keep 5G mitigations beyond July 5, 2022, but simultaneously announced their expectation that the U.S. mainline commercial fleet to have radio altimeter retrofits or other enhancements in place by July 2023. Boeing has indicated that it is highly unlikely that all of their aircraft will make the July 2023 deadline due to supply chain and other issues. To date, neither Panama nor other countries where we operate have announced similar arrangements.

The FAA is working with the Federal Communications Commission, major telecommunications providers and airlines to reduce effects of this potential disruption. There is, however, a high level of uncertainty regarding the timing of extent of any requirements or restrictions imposed on airlines by the FAA, the FCC or other government agencies.    Any sustained impact to our operations due to the deployment of 5G wireless communications system or as a result of requirements or restrictions by governmental authorities as a result thereof could adversely affect our business, results of operations and financial condition.

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

Panama and Colombia have experienced significant economic growth over the last several years. However, like other countries in the region and around the world, the economies of Panama and Colombia have been adversely affected by the COVID-19 pandemic. According to International Monetary Fund estimates, during 2023 the Panamanian and Colombian economies are expected to grow 4.0% and 2.2% respectively, as measured by their GDP at constant prices, even with preliminary figures indicating that real GDP increased by 7.5% in Panama and by 7.6% in Colombia in 2022. However, if either economy experiences a sustained recession, or significant political disruptions, our business, financial condition or results of operations could be materially and negatively affected.

Any increase in the taxes we or our shareholders pay in Panama or the other countries where we do business could adversely affect our financial performance and results of operations.

We cannot ensure that our current tax rates will not increase. Our income tax expenses (credit) were $40.2 million, $10.5 million and ($23.7 million) in the years ended December 31, 2022, 2021 and 2020, respectively, which represented an effective income tax rate of 10.4%, 19.3% and (3.8%), respectively. We are subject to local tax regulations in each of the jurisdictions where we operate, the great majority of which are related to the taxation of income. In some of the countries to which we fly, we are not subject to income taxes, either because those countries do not have income tax or because of treaties or other arrangements those countries have with Panama. In the remaining countries, we pay income tax at rates ranging from 7% to 35% of income.

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

The Panamanian tax code for the airline industry states that tax is based on net income earned for passenger and cargo traffic with an origin or final destination in the Republic of Panama. The applicable tax rate is currently 25%. Dividends from our Panamanian subsidiaries, including Copa, are separately subject to a 10% percent withholding tax on the portion attributable to Panamanian-sourced income and a 5% withholding tax on the portion attributable to foreign-sourced income. Additionally, a 7% value added tax is levied on tickets issued in Panama for travel commencing in Panama and going abroad, irrespective of where such tickets were ordered. If such taxes were to increase, our financial performance and results of operations could be materially and adversely affected. In February 2020, the Company received two notifications from the tax authority in Panama related to a tax audit process that began in 2019. The notifications include adjustments to the reported dividend tax for the years 2012 to 2016 and income tax 2016. The Company has filed an administrative appeal, which is the first legal stage under Panamanian laws. The Company, along with its tax advisors, has concluded that it is not probable that an outflow of resources embodying economic benefits will be required to settle these notices. According to Panamanian laws, the statute of limitations is three and 15 years for income tax and dividend tax, respectively. If our tax position does not prevail after going through the appeal process, we could have to issue a significant disbursement to the tax authorities.

We may face increased taxes in future periods as a result of the global minimum tax. On October 8, 2021, 136 countries, including Panama, reached an agreement for a two-pillar approach to international tax reform. Among other things, Pillar One proposes a reallocation of a proportion of taxes to market jurisdictions, while the Pillar Two Global anti-Base Erosion rules (“GloBE Rules”) propose four new taxing mechanisms under which multinational enterprises (“MNEs”) would pay a minimum level of tax (“Minimum Tax”). The Subject to Tax Rule is a tax treaty-based rule that generally proposes a Minimum Tax on certain cross-border intercompany transactions that otherwise are not subject to a minimum level of tax. The Income Inclusion Rule (IIR), the Under Taxed Payments Rule (UTPR), and the Qualified Domestic Minimum Top-up Tax (QDMT) generally propose a Minimum Tax of 15% on the income arising in each jurisdiction in which an MNE operates. We expect to implement these new rules by 2024.

As of December 31, 2022, the Company did not have sufficient information to determine the potential quantitative impact. As of that date, none of the jurisdictions in which the Company operates had enacted or substantively enacted the tax legislation related to the top-up tax. The impact of changes in corporate tax rates on the measurement of tax assets and liabilities depends on the nature and timing of the legislative changes in each country.

Political unrest and instability in Latin American countries in which we operate may adversely affect our business and the market price of our Class A shares.

While geographic diversity helps reduce our exposure to risks in any one country, we operate primarily within Latin America and are thus subject to a full range of risks associated with our operations in these regions. These risks may include unstable political or economic conditions, lack of well-established or reliable legal systems, exchange controls and other limits on our ability to repatriate earnings and changeable legal and regulatory requirements. In Venezuela, for example, we and other airlines and foreign companies may only repatriate cash through specific governmental programs, which may effectively preclude us from repatriating cash for periods of time. In addition, Venezuela has experienced difficult political conditions and declines in the rate of economic growth in recent periods as well as governmental actions that have adversely impacted businesses that operate there. For the year ended December 31, 2022, revenue from the Company’s flights to Venezuela, including connecting traffic, represented about 6.5% of consolidated revenues and direct flights between Panama and Venezuela. Inflation, any decline in GDP or other future economic, social and political developments in Latin America may adversely affect our financial condition or results of operations.

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

All of our Class B shares, representing approximately 27.8% of the economic interest in Copa Holdings and 100% of the voting power of our capital stock, are owned by Corporación de Inversiones Aéreas, S.A., or “CIASA,” a Panamanian entity. CIASA is in turn controlled by a group of Panamanian investors. In order to comply with the Panamanian Aviation Act, as amended and interpreted to date, we have amended our organizational documents to modify our share capital so that CIASA will continue to exercise voting control of Copa Holdings. CIASA will not be able to transfer its voting control unless control of our Company will remain with Panamanian nationals. CIASA will maintain voting control of the Company so long as CIASA continues to own a majority of our Class B shares and the Class B shares continue to represent more than 10% of our total share capital (excluding newly issued shares sold with the approval of our independent director’s committee). Even if CIASA ceases to own the majority of the voting power of our capital stock, CIASA may continue to control our Board of Directors indirectly through its control of our Nominating and Corporate Governance Committee. As the controlling shareholder, CIASA may direct us to take actions that could be contrary to other shareholders’ interests and under certain circumstances CIASA will be able to prevent other shareholders, including you, from blocking these actions. Also, CIASA may prevent change of control transactions that might otherwise provide an opportunity to dispose of or realize a premium on investments in our Class A shares.

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

CIASA owns all of our Class B shares, and those Class B shares will be converted into Class A shares if they are sold to non-Panamanian investors. In connection with our initial public offering in December 2005, Continental and CIASA reduced their ownership of our total capital stock from 49.0% to approximately 27.3% and from 51.0% to approximately 25.1%, respectively. In a follow-on offering in June 2006, Continental further reduced its ownership of our total capital stock from 27.3% to 10.0%. In May 2008, we and CIASA released Continental from its standstill obligations and they sold down their remaining shares in the public market. CIASA holds registration rights with respect to a significant portion of its shares pursuant to a registration rights agreement entered into in connection with our initial public offering. In March 2010, CIASA converted a portion of its Class B shares into 1.6 million non-voting Class A shares and sold such Class A shares in an SEC-registered public offering. In the event CIASA seeks to reduce its ownership below 10% of our total share capital, our independent directors may decide to issue special voting shares solely to Panamanian nationals to maintain the ownership requirements mandated by the Panamanian Aviation Act. As a result, the market price of our Class A shares could drop significantly if CIASA further reduces its investment in us, other significant holders of our shares sell a significant number of shares or if the market perceives that CIASA or other significant holders intend to sell their shares. As of December 31, 2022 CIASA owned 27.8% of Copa Holdings’ total capital stock.

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

Our Class A shares are listed on the NYSE. During the three months ended December 31, 2022, the average daily trading volume for our Class A shares as reported by the NYSE was approximately 282,027 shares. Active, liquid trading markets generally result in lower price volatility and more efficient execution of buy and sell orders for our investors. The liquidity of a securities market is often affected by the volume of shares publicly held by unrelated parties. We cannot predict whether an active liquid public trading market for our Class A shares will be sustained.

Our operations in Cuba may adversely affect the market price of our Class A shares.

We currently offer passenger, cargo and mail transportation services to and from Cuba. For the year ended December 31, 2022, our transported passengers to and from Cuba represented approximately 2.4% of our total passengers. Our operating revenues from Cuban operations during the year ended December 31, 2022 represented approximately 0.5% of our total consolidated operating revenues for the year. Our assets located in Cuba are not significant.

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

In February 2016, the Board of Directors approved a change to the dividend policy to limit aggregate annual dividends to an amount equal to 40% of the previous year’s annual consolidated underlying net income, to be distributed in equal quarterly installments subject to board ratification each quarter. Our Board of Directors may, in its sole discretion and for any reason, amend or repeal any aspect of this dividend policy. Our Board of Directors may decrease the level of dividends provided for in this dividend policy or entirely discontinue the payment of dividends. Future dividends with respect to shares of our common stock, if any, will depend on, among other things, our results of operations, cash requirements, financial condition, contractual restrictions, business opportunities, provisions of applicable law and other factors that our Board of Directors may deem relevant. See “Item 8A. Consolidated Statements and Other Financial Information—Dividend Policy.” On April 26, 2020, given the challenges presented by the COVID-19 pandemic, the Board decided to postpone payment of dividends for the remainder of 2020. No dividends were paid in 2022.

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

The share ownership requirements and transfer restrictions contained in our Articles of Incorporation, as well as the dual-class structure of our voting capital stock, are designed to ensure compliance with these ownership and control restrictions. See “Item 10B. Memorandum and Articles of Association—Description of Capital Stock”. At the present time, CIASA is the record owner of 100% of our Class B voting shares, representing approximately 27.8% of our total share capital and all of the voting power of our capital stock. These provisions of our Articles of Incorporation may prevent change of control transactions that might otherwise provide an opportunity to realize a premium on investments in our Class A shares. They also ensure that Panamanians will continue to control all the decisions of our Company for the foreseeable future.

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

Item 4. Information on the Company

A. History and Development of the Company

General

Copa was established in 1947 by a group of Panamanian investors and Pan American World Airways, which provided technical and economic assistance as well as capital. Initially, Copa served three domestic destinations in Panama with a fleet of three Douglas C- 47 aircraft. In the 1960s, Copa began its international service with three weekly flights to cities in Costa Rica, Jamaica and Colombia using a small fleet of Avro 748s and Electra 188s. In 1971, Pan American World Airways sold its stake in Copa to a group of Panamanian investors who retained control of the airline until 1986. During the 1980s, Copa suspended its domestic service to focus on international flights.

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

On May 6, 1998, Copa Holdings, S.A., the holding company for Copa and related companies was incorporated as a sociedad anónima under the laws of Panama to facilitate the sale by CIASA of a 49% stake in Copa Holdings to Continental. In connection with Continental’s investment, we entered into an extensive alliance agreement with Continental providing for code-sharing, joint marketing, technical exchanges and other cooperative initiatives between the airlines. At the time of our initial public offering in December 2005, Continental reduced its ownership of our total capital stock from 49% to approximately 27.3%. In a follow-on offering in June 2006, Continental further reduced its ownership of our total capital stock from 27.3% to 10.0%. In May 2008, Continental sold its remaining shares in the public market. In March 2010, CIASA sold 4.2% of its interest and as of December 31, 2022 held 27.8% of our total capital stock.

Since 1998, we have grown and modernized our fleet while improving customer service and reliability. Our operational fleet has grown from 13 aircraft in 1998 to 97 aircraft as of January 1, 2023. In 1999, we received our first Boeing 737-700s, followed by our first Boeing 737-800 in 2003 and our first Embraer 190 in 2005. We discontinued the use of our last Boeing 737-200 in 2005. In 2018, we took delivery of our first four Boeing 737 MAX 9 aircraft. In addition, continuing our fleet optimization and efficiency efforts, in 2020, we signed an aircraft sale and purchase agreement for the remaining Embraer 190 fleet. In 2021, we sold three B737-700 aircraft. During 2022, we sold two B737-700 airframes, restored capacity to pre-pandemic levels and expanded our network with new frequencies and routes.

On April 22, 2005, we acquired an initial 85.6% equity ownership interest in AeroRepública, which was one of the largest domestic carriers in Colombia in terms of passengers carried. Through subsequent acquisitions, we increased our total ownership interest in AeroRepública to 99.9% by the end of that year. In December 2016, we launched a low-cost business model, Wingo, to diversify our offerings and to better compete with other low-cost carriers in the markets. We believe that Copa Airlines creates additional passenger traffic in our existing route network by providing Colombian passengers more convenient access to the international destinations served through our Panama hub and by offering direct domestic and international service through our low-cost business model, Wingo. In 2021 we incorporated a new Wingo operator, La Nueva Aerolínea S.A., based in Panama, which is expected to start operating one 737-800 aircraft during 2023.

In July 2015, we elected to cease co-branding the MileagePlus frequent flyer program in Latin America and launched our own frequent flyer program, ConnectMiles. We believe that establishing our own direct relationship with our customers is essential to better serve them. Copa and UAL will remain strong loyalty partners through our participation in Star Alliance.

In addition, on November 30, 2018, we disclosed that we had entered into a three-way joint business agreement (“JBA”) with UAL and Avianca that would cover our combined network between the United States and Latin America (except Brazil). We, UAL and Avianca would apply for regulatory approval of the JBA and an accompanying grant of antitrust immunity from the U.S. Department of Transportation and other relevant agencies. However, the parties have agreed to allow for amendments to the JBA for a period of time following Avianca’s emergence from Chapter 11 proceedings and for the parties to have the right to exit the JBA in certain circumstances.

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

Capital Expenditures

During 2022, our capital expenditures were $526.9 million, which consisted of advance payments and reimbursements on aircraft purchase contracts and acquisition of property and equipment, that correspond mainly to 7 aircraft that arrived during 2022, compared to capital expenditures of $412.9 million in 2021 and $44.1 million in 2020.

B. Business Overview

We are a leading Latin American provider of airline passenger and cargo service through our two principal operating subsidiaries, Copa Airlines and AeroRepública. Copa Airlines operates from its strategically located position in the Republic of Panama, and AeroRepública operates a low-cost business model, Wingo, within Colombia and various cities in the region. As of December 31, 2022, we operate a fleet of 97 aircraft, 77 Boeing 737-Next Generation aircraft, 20 Boeing 737 MAX 9 aircraft and one Boeing 737-800 BCF (Boeing Converted Freighter). As of December 31, 2022, the Company has firm orders to purchase 66 Boeing 737 MAX aircraft to be delivered between 2023 and 2028.

Copa currently offers approximately 327 daily scheduled flights among 78 destinations in 32 countries in North, Central and South America and the Caribbean from its Panama City hub. Copa provides passengers with access to flights to more than 180 other destinations through code-share arrangements with UAL and other airlines pursuant to which each airline places its name and flight designation code on the other’s flights. Through its Panama City hub, Copa is able to consolidate passenger traffic from multiple points to serve each destination effectively.

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

•

We focus on keeping our operating costs low. In recent years, our low operating costs and efficiency have contributed significantly to our profitability. Our operating CASM, excluding costs for fuel, was 5.98¢ in 2022. We believe that our cost per available seat mile reflects our modern fleet, efficient operations and the competitive cost of labor in Panama.

•

We operate a modern fleet. Our fleet consists of Boeing 737-MAX and Boeing 737-Next Generation aircraft equipped with winglets and other modern cost-saving and safety features. Over the next several years, we intend to enhance our modern fleet through the addition of 66 Boeing 737 MAX aircraft to be delivered between 2023 and 2028. We believe that our modern fleet contributes to our on-time performance and high completion factor (percentage of scheduled flights not cancelled).

•

We believe Copa has a strong brand and a reputation for quality service. We believe that the Copa brand is associated with value to passengers, providing world-class service and competitive pricing. For the year ended December 31, 2022, Copa’s statistic for on-time performance, according to DOT standard methodology of arrivals within 14 minutes of scheduled arrival time, was and its completion factor was 87.5%. We believe our focus on customer service has helped to build passenger loyalty. In addition, the excellent response to our new loyalty program, ConnectMiles, demonstrates the strong affinity Copa customers have for the brand. In January 2023, we were recognized by OAG as the most on-time airline in Latin America in 2022.

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

Our Strategy

Our goal is to continue to grow profitably and enhance our position as a leader in Latin American aviation by providing a combination of superior customer service, convenient schedules and competitive fares, while maintaining competitive costs. The key elements of our business strategy include the following:

•

Expand our network by increasing frequencies and adding new destinations. We believe that demand for air travel in Latin America is likely to expand in the next decade, and we intend to use our increasing fleet capacity to meet this growing demand. We intend to focus on expanding our operations by increasing flight frequencies on our most profitable routes and initiating service to new destinations. Copa’s Panama City hub allows us to consolidate traffic and provide non-stop or one-stop connecting service to over 4,000 city pairs, and we intend to focus on providing new or increased service to destinations that we believe best enhance the overall connectivity and profitability of our network.

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

•

Emphasize superior service and value to our customers. We intend to continue to focus on satisfying our customers and earning their loyalty by providing a combination of superior service and competitive fares. We believe that continuing our operational success in keeping flights on time, reducing mishandled luggage and offering convenient schedules to attractive destinations will be essential to achieving this goal. In January 2023, we were recognized by OAG as the most on-time airline in Latin America in 2022. We intend to continue to incentivize our employees to improve or maintain operating and service metrics relating to our customers’ satisfaction by continuing our profit-sharing plan and employee recognition programs. We will continue to reward our customer loyalty with, ConnectMiles awards, upgrades and access to our Copa Club lounges.

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

According to data from the International Air Transport Association, or “IATA”, Latin America comprised approximately 8.1% of international worldwide passengers flown in 2021 or 187 million passengers.

The Central American aviation market is dominated by international traffic. According to data from IATA, international revenue passenger kilometers, or “RPKs”, are concentrated between North America and Central America. This segment represented 84% of international RPKs flown to and from Central America in 2021, compared to 11.5% RPKs flown between Central America and South America and 4.6% for RPKs flown between Central American countries. Total RPKs flown on international flights to and from Central America increased 62.6%, and load factors on international flights to and from Central America were 70% on average.

The chart below details passenger traffic between regions in 2021:

	2021 IATA Traffic Results
	Passenger Kms Flown		Available Seat Kms		Passenger Load Factor
	(Million)	Change (%)	(Million)	Change (%)	Load Factor	Change (%)
North America - Central America / Caribbean	112,540	73.1	157,899	67.8	71.3%	2.2 p.p.
North America - South America	56,885	54.3	87,646	64.4	64.9%	(4.3 p.p.	)
Within South America	4,902	(50.1)	7,240	(44.5)	67.7%	(7.6 p.p.	)
Central America/Caribbean - South America	15,500	51.1	21,650	60.2	71.6%	(4.3 p.p.	)
Within Central America	6,236	74.4	8,627	69.9	72.3%	1.9 p.p.

During 2020-2022, due to the COVID pandemic, some countries in Latin America declared a suspension of operations for several months. Operations resumed for most airlines in Latin America in the fourth quarter of 2020, and capacity has been gradually restored to pre-pandemic levels.

Panama serves as a hub for connecting passenger traffic between major markets in North, South, and Central America and the Caribbean. Accordingly, passenger traffic to and from Panama is significantly influenced by economic growth in surrounding regions. Preliminary figures indicate that real GDP increased by 7.5% in Panama and by 7.6% in Colombia, according to data of the World Economic and Financial Survey conducted by the International Monetary Fund (“IMF”).

	GDP (in US$ billions)		GDP per Capita
	2022	2022	2022
	Current Prices	Real GDP	Current Prices
	(US$)	(% Growth)	(US$)
Argentina	631	4.0	13,622
Brazil	1,895	2.8	8,857
Chile	311	2.0	15,604
Colombia	343	7.6	6,644
Mexico	1,425	2.1	10,948
Panama	71	7.5	16,173
USA	25,035	1.6	75,180

Source: International Monetary Fund, World Economic Outlook Database, October 2022.

Prior to the COVID-19 pandemic, Panama had benefited from a stable economy with moderate inflation and steady GDP growth. According to IMF estimates, from 2015 to 2022, Panama’s real GDP grew at an average annual rate of 3.5%, while inflation averaged 0.8% per year. The IMF currently estimates Panama’s population to be approximately 4.4 million in 2022, with the majority of the population concentrated in Panama City, where our hub at Tocumen International Airport is located. We believe the combination of a stable, service-oriented economy and steady population growth has helped drive our domestic origin and destination passenger traffic.

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

Colombia is the third largest country in Latin America in terms of population, with a population of approximately 51.6 million in 2022 according to the IMF and has a land area of approximately 440,000 square miles. Colombia’s GDP is estimated to be $342.9 billion for 2022, and per capita income was approximately $6.6 thousand (current prices) according to the IMF. Colombia’s geography is marked by the Andean mountains and an inadequate road and rail infrastructure, making air travel a convenient and attractive transportation alternative. Colombia shares a border with Panama, and for historic, cultural and business reasons it represents a significant market for many Panamanian businesses.

Route Network and Schedules

As of December 31, 2022, Copa provided regularly scheduled flights to 78 cities in North, Central and South America and the Caribbean. These destinations represent 98% the number of cities served in 2019. The reduction in the number of cities served is due to the effects of the COVID-19 pandemic on the economies in the region. The majority of Copa flights operate through our hub in Panama City which allows us to transport passengers and cargo among a large number of destinations with service that is more frequent than if each route were served directly.

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

As a part of our strategic relationship with UAL, Copa provides flights through code-sharing arrangements to over 120 other destinations. In addition to codeshares provided with our Star Alliance partners, Copa also has code-sharing arrangements in place with several other carriers, including Air France, KLM, Iberia, Air Europa, Emirates, Gol, Azul and Cubana.

In December 2016, we launched a low-cost business model, Wingo, to diversify our offerings and to better compete with other low-cost carriers in the markets. Wingo serves domestic flights in Colombia and some international cities to and from Colombia. In 2021 we incorporated a new Wingo operator, La Nueva Aerolínea S.A., based in Panama and it is expected to start operating one 737-800 aircraft during 2023.

Revenue by Region

The following table shows our revenue generated in each of our major operating regions.

	Year Ended December 31,
Region	2022	2021	2020

North America (1)	32.7%	28.9%	29.8%
South America	37.4%	37.6%	36.0%
Central America (2)	28.0%	32.0%	31.6%
Caribbean (3)	1.9%	1.5%	2.7%

(1)	Includes USA, Canada and Mexico
(2)	Includes Panama
(3)	Includes Cuba, Dominican Republic, Haiti, Jamaica, Puerto Rico, Aruba, Curaçao, St. Maarten, Bahamas, Barbados and Trinidad and Tobago

Airline Operations

Passenger Operations

Passenger revenue accounted for approximately $2.8 billion in 2022, $1.4 billion in 2021, and $760.6 million in 2020, representing 95.3%, 93.5%, and 95.0%, respectively, of Copa’s total revenues. Leisure traffic, which makes up close to half of Copa’s total traffic, tends to coincide with holidays, school vacations and cultural events and peaks in July and August, and again in December and January. Approximately one third of Copa’s passengers regard Panama City as their destination or origination point, and most of the remaining passengers pass through Panama City in transit to other points on our route network.

Cargo Operations

In addition to our passenger service, we make efficient use of extra capacity in the belly of our aircraft by carrying cargo. Our cargo operations consist principally of freight service. Copa’s cargo business generated revenues of approximately $101.8 million in 2022, $71.6 million in 2021, and $21.0 million in 2020, representing 3.4%, 4.7%, and 2.6% respectively, of Copa’s operating revenues. We primarily move our cargo in the belly of our aircraft; however, we also wet-lease and charter freighter capacity when necessary to meet our cargo customers’ needs. In 2021, we converted a Boeing 737-800 passenger aircraft into a cargo aircraft. In March 2022, the newly converted freighter aircraft, the Boeing 737-800 BCF with a capacity of 21.7 tons per flight, began operations.

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

Copa charges higher fares for tickets sold on higher-demand routes, tickets purchased on short notice and other itineraries suggesting a passenger would be willing to pay a premium. This represents strong value to Copa’s business customers, who need more flexibility with their flight plans. The number of seats Copa offers at each fare level in each market results from a continual process of analysis and forecasting. Past booking history, seasonality, the effects of competition and current booking trends are used to forecast demand. Current fares and knowledge of upcoming events at destinations that will affect traffic volumes are included in Copa’s forecasting model to arrive at optimal seat allocations for its fares on specific routes. Copa uses a combination of approaches, taking into account yields, load factors and other factors, depending on the characteristics of the markets served, to arrive at a strategy for achieving the best possible revenue per available seat mile, balancing the average fare charged against the corresponding effect on our load factors.

Relationship with UAL

In May 1998, Copa Airlines and Continental Airlines entered into a comprehensive alliance agreement to offer a more complete and seamless travel experience to passengers. The agreement encompassed a broad array of activities, including Copa’s participation in Continental’s frequent flyer programs and VIP lounges, codesharing, other joint business activities, as well as trademark agreements. Continental became a subsidiary of UAL after its merger with United Airlines in 2010, and UAL has continued its longstanding cooperation with Copa Airlines through a series of renewed agreements.

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

Joint Business Agreement

In November 2018, Copa Airlines announced it has reached an agreement with UAL and Avianca for a JBA that, pending governmental approval, is expected to provide substantial benefits for customers, communities and the marketplace for air travel between the United States and 19 countries in Central and South America. In October 2021, the parties to the JBA agreed to an amendment to the JBA that provides, among other terms, that they will negotiate mutually accepted amendments to the JBA for a period of up to two years after the confirmation of a plan of reorganization in Avianca’s United States Code title 11 bankruptcy proceeding with the U.S. Bankruptcy Court (“Chapter 11”). The parties also agreed that any party may terminate the JBA without liability or compensation after the completion of such a two-year “discussion period” by delivering notice to the other parties within 60 days. Avianca completed its Chapter 11 proceeding on December 1, 2021.

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

Travel agents obtain airline travel information and issue airline tickets through a direct connection program that we launched on September 1, 2022 using the New Distribution Capability (NDC) Level 4 standard and through the traditional GDSs that enable them to make reservations on flights from a large number of airlines. GDSs are also used by travel agents to make hotel and car rental reservations. Copa participates actively in major international GDSs, including SABRE, Amadeus and Travelport. In return for access to these GDS systems, Copa pays transaction fees that are generally based on the number of segments booked through each system.

Copa has a sales and marketing network consisting of 32 ticket offices, including city ticket offices located in Panama, Colombia and other countries, in addition to the airports where we operate.

In September 2022, Copa implemented a channel differentiation strategy (“Copa Connect”) with the objective of shifting sales to more cost-efficient channels. This strategy adds a distribution surcharge to the fare for tickets purchased through the traditional travel agency GDS channel (known as EDIFACT) in order to partially offset the higher cost of this channel. For travel agencies, and their customers, who want to avoid the GDS distribution surcharge, we have offered alternatives leveraging the IATA “New Distribution Capability” (NDC) standard. Agency adoption rates are uncertain because Copa Connect can require process and technology changes for travel agencies. Moreover, GDS suppliers, in some cases, also provide agencies with financial incentives based on the volume of bookings or tickets issued via the GDS so agencies may have a financial incentive to continue using the traditional channels. No distribution surcharge is included for tickets sold through copa.com, call center, or other direct Copa channels.

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

Aircraft

As of December 31, 2022, Copa operates a fleet consisting of 97 aircraft. As of December 31, 2022, Copa has firm orders to purchase 66 Boeing 737 MAX aircraft to be delivered between 2023 and 2028. In October 2018, Copa signed an aircraft sale and purchase agreement with Azorra Aviation for the sale of five Embraer 190 aircraft in 2019. In 2020, we signed an aircraft sale and purchase agreement for the remaining Embraer 190 aircraft and announced the sale of the B737-700 fleet. In 2021, the deliveries of the Embraer 190 aircraft were completed by June 2021, and three B737-700 aircraft were sold. Due to an increase in demand in the region, the Board of Directors approved continuing to operate the remaining nine Boeing 737-700 aircraft for a period of three years. During 2022, the Company sold two B737-700 airframes that were under a lease agreement to a third party.

The current composition of the Copa fleet as of December 31, 2022 is fully described below:

Average Term of Lease

	Number of Aircraft			Remaining	Average Age	Seating
	Total	Owned	Leased	(Years)	(Years)	Capacity
Boeing 737 MAX	20	17	3	7.8	2.1	166/174
Boeing 737-700	9	9	0	0.0	19.2	124/126
Boeing 737-800	68	41	27	2.4	10.4	154/160/166/186

Total	97	67	30	2.9	9.5	—

The table below describes the expected size of our fleet at the end of each year set forth below, assuming delivery of all aircraft for which we currently have firm orders but not taking into account any aircraft for which we have purchase rights and options:

Aircraft Type	2023	2024	2025	2026	2027	2028	2029
737-700	9	9	9	6	5	0	0
737-800	68	57	47	43	43	41	41
737-MAX(1)	32	50	59	70	79	86	86

Total Fleet	109	116	115	119	127	127	127

(1)	We have the flexibility to choose between the different members of the 737 MAX family. The delivery schedule above reflects contractual commitments.

The Boeing 737 aircraft currently in our fleet are fuel-efficient and suit our operations well for the following reasons:

•	They have simplified maintenance procedures.

•	They require just one type of standardized training for our crews.

•	They have one of the lowest operating costs in their class.

Our focus on profitable operations means that we periodically review our fleet composition. As a result, our fleet composition changes over time when we conclude that adding other types of aircraft will help us achieve this goal. Following our strategy, as of December 31, 2022, we have firm orders to purchase 66 Boeing 737 MAX aircraft to be delivered between 2023 and 2028. The 737 MAX provides additional benefits to the current fleet such as fuel efficiency, longer range and additional capacity compared to the current Copa seat configuration. Following the Ethiopian Airlines accident involving a Boeing 737 MAX 8 aircraft, we suspended operations of our six Boeing 737 MAX 9 aircraft as regulatory authorities around the world grounded the aircraft. On November 18, 2020 the FAA rescinded its grounding order, issued an airworthiness directive, and published training requirements enabling the Company to begin modifying certain operating procedures, implementing enhanced pilot training requirements, installing FAA-approved flight control software updates, and completing other required maintenance tasks specific to the MAX aircraft. On January 2021, we resumed operations of our Boeing 737 MAX fleet after the authorization of the Autoridad Aeronáutica Civil de Panama.

Through several special purpose vehicles, we currently have beneficial ownership of 67 of our aircraft. In addition, we lease 30 of our aircraft under long-term lease agreements that have an average remaining term of 2.9 years. Leasing some of our aircraft provides us with flexibility to change our fleet composition if we consider it to be in our best interests to do so. We make monthly rental payments, some of which are based on floating rates, but we are not required to make termination payments at the end of the lease. Currently, we do not have purchase options under any of our operating lease agreements. Under our operating lease agreements, we are required to make supplemental rent payments at the end of the lease that are calculated with reference to the aircraft’s maintenance schedule. In either case, we must return the aircraft in the agreed-upon condition at the end of the lease term. Title to the aircraft remains with the lessor. We are responsible for the maintenance, servicing, insurance, repair and overhaul of the aircraft during the term of the lease.

To better serve our business travelers, we offer a business class (Clase Ejecutiva) configuration in our fleet. Our business class service features upgraded meal service, special check-in desks, bonus mileage for full-fare business class passengers and access to VIP lounges. Our Boeing 737-800 aircraft currently have three different configurations: one with 16 business class seats with 38-inch pitch and a total of 160 seats, a second with 16 business class seats with 48-inch pitch seats and a total of 154 seats and a third with 16 business class seats and a total of 166 seats. Our Boeing 737 MAX 9 aircraft feature two configurations: one with 16 full lie-flat seats in business class (Dreams) and a total of 166 seats and another configuration with twelve full lie-flat seats in business class (Dreams) and a total of 174 seats. Our Boeing 737-700 aircraft have 12 business class seats and a total of 124 seats.

Also, within the Copa Holdings fleet, there are nine 737-800s dedicated to the operations of Wingo. These aircraft are equipped with 186 economy class seats.

Each of our Boeing 737-Next Generation aircraft is powered by two CFM International Model CFM 56-7B engines. Our Boeing 737 MAX 9 aircraft are powered by two CFM International Leap 1B engines. We currently have ten spare engines for service replacements and for periodic rotation through our fleet.

Maintenance

The maintenance performed on our aircraft can be divided into two general categories: line and heavy maintenance. Line maintenance consists of routine, scheduled maintenance checks on our aircraft, including pre-flight, service visits, “A-checks” and any diagnostics and routine repairs. Copa’s line maintenance is performed by Copa’s own technicians at our main base in Panama and/or at the out stations by Copa Airlines and/or AeroRepública employees or third-party contractors. Heavy maintenance consists of more complex inspections and overhauls, including “C-checks,” and servicing of the aircraft that cannot be accomplished during an overnight visit. Maintenance checks are performed intermittently as determined by the aircraft manufacturer through Copa Airlines AAC approved maintenance program. These checks are based on the number of hours, departures or calendar months flown. Historically we had contracted with certified outside maintenance providers, such as COOPESA. In October of 2010, Copa decided to begin performing a portion of the heavy maintenance work in-house. The hiring, training, facility and tooling setup, as well as enhancing certain support shops, were completed during a ten-month period. Ultimately, Copa acquired the required certifications by the local authorities to perform the first in-house C-Check in August 2011, followed by its second C-check in October of the same year. Today we are performing a continuous line of C-Checks in-house for the entire year, and on January 20, 2017 we held the ground-breaking of our new maintenance facility at Tocumen International Airport which allows us to perform up to three complete continuous lines of C-checks, as required. The new facility commenced operations in January 2019. In 2022, 16 heavy maintenance checks were successfully performed in-house. When possible, Copa attempts to schedule heavy maintenance during its lower-demand seasons in order to maximize productive use of its aircraft.

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

Copa Airlines and AeroRepública employ, system-wide, around 610 maintenance professionals, who perform maintenance in accordance with maintenance programs that are established by the manufacturers and approved and certified by international aviation authorities. Every mechanic is trained in factory procedures and goes through our own rigorous in-house training program. Every mechanic is licensed by the AAC and approximately 24 of our mechanics are also licensed by the FAA. Our safety and maintenance procedures are reviewed and periodically audited by the AAC (Panama), UAEAC (Colombia), the FAA (United States), IATA (IOSA) and, to a lesser extent, every foreign country to which we fly. Copa Airlines’ maintenance facility at Tocumen International Airport has been certified by the FAA as an approved repair station, under FAR Part 145, and once a year the FAA inspects this facility to validate and renew the certification. Copa’s aircraft are initially covered by warranties that have a term of four years, resulting in lower maintenance expenses during the period of coverage. All of Copa Airlines’ and AeroRepública’s mechanics are trained to perform line maintenance on each of the Boeing 737-Next Generation and Boeing 737 MAX.

All of AeroRepública’s’s maintenance and safety procedures are certified by the Aeronáutica Civil of Colombia and Bureau Veritas Quality International (“BVQI”), the institute that issues International Organization for Standardization, or “ISO,” quality certificates. All of AeroRepública’s maintenance personnel are licensed by the Aeronáutica Civil of Colombia. In December 2017, AeroRepública received its IATA Operational Safety Audit, or “IOSA,” compliance certification, which will remain valid until December 2024.

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

The SMS is supported by safety investigations and a comprehensive audit program. Investigations are initiated either by operational events or analyses of relevant trend information, such as via our Flight Data Analysis program. These investigations are conducted by properly qualified and trained internal safety professionals. Our audit program consists of three major components. The first serves as the aircraft maintenance quality assurance program and is supported by six dedicated maintenance professionals. The second team consists of an internal team dedicated to conducting standardized audits of airport, flight operations, and associated functions. The third component of our audit program is a biennial audit of all operational components by the internationally recognized standard IOSA (IATA Operational Safety Audit). In 2022 Copa Airlines and AeroRepública successfully completed IOSA audits by external providers.

Airport Facilities

We believe that our hub at Panama City’s Tocumen International Airport (PTY) is an excellent base of operations for the following reasons:

•	Panama’s consistently temperate climate is ideal for airport operations.

•

Tocumen International Airport is the only airport in Central America with two operational runways. Also, unlike some other regional airports, consistent modernization and growth of our hub has kept pace with our needs. In 2012, Tocumen International Airport completed Phase II of an expansion project of the existing terminal. In 2013, Tocumen International Airport awarded the bid for the construction of a new terminal (“Terminal 2” or “T2”), with an additional 20 gates and eight remote positions. Terminal 2 started operating a few gates during the early part of 2019. On June 22, 2022, we moved our ticket counter and baggage claim operations to Terminal 2 and began using 20 fully equipped gates in this new terminal. We also opened a new 20,720 square feet Copa Club in the new Terminal.

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

Our Gold and higher PreferMember passengers have access to two Copa Clubs at the Tocumen International Airport in Panama, one located at Terminal 1 and the second located in the new Terminal 2. These passengers also have access to other Copa Clubs in the region, which are strategically located in San José, Guatemala City, Santo Domingo and Bogotá.

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

Aircraft Fuel Data

	2022	2021	2020
Average price per gallon of jet fuel into plane (excluding hedge) (in U.S. dollars)	$3.60	$2.14	$1.81
Gallons consumed (in millions)	291.4	177.4	92.8
Available seat miles (in millions)	24,430	14,934	7,301
Gallons per ASM (in hundredths)	1.19	1.19	1.27

In 2022, the average price of West Texas Intermediate or “WTI” crude oil, a benchmark widely used for crude oil prices that is measured in barrels and quoted in U.S. dollars, increased by 39.6% from $68.0 per barrel to $94.9 per barrel. In 2022, we did not hedge any of our fuel needs, and we have not hedged any part of our fuel needs for 2023. Although we have not added hedge positions since August of 2015, we continue to evaluate various hedging strategies and may enter into additional hedging agreements in the future, as any substantial and prolonged increase in the price of jet fuel will likely materially and negatively affect our business, financial condition and results of operation. In the past, we have managed to offset some of the increases in fuel prices with higher load factors, fuel surcharges and fare increases. In addition, our relatively young, winglet-equipped fleet and robust fuel conservation measures also help us mitigate the impact of higher fuel prices.

Additionally, global geopolitical events, such as the conflict between Russia and Ukraine beginning in February 2022, led to an increase in fuel costs which may negatively impact our business operations. Due to the evolving nature of such events, we are unable to predict the extent of the impact on our business.

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

Environmental

Our operations are covered by various local, national, and international environmental regulations. These regulations cover, among other things, gas emissions into the atmosphere, disposal of solid waste and aqueous effluents, aircraft noise, and other activities that result from the operation of aircraft and our aircraft comply with all environmental standards applicable to their operations as described in this annual report. Currently, we maintain an Environmental Management and Adequacy Program (“PAMA”), in all our facilities located in Panama, including our maintenance hangar and support facilities at the Tocumen International Airport, Administrative Offices in Costa del Este and Training Center in Clayton. This program was approved by the Panamanian National Environmental Authority (“ANAM”) in 2013, governmental entity now named Ministry of Environment (“MiAmbiente”), and includes actions such as a recycling program, better use of natural resources and final disposition of the unfiltered water used for aircraft maintenance, among many others. Currently, the Copa Tocumen International Airport’s PAMA final report is presented to MiAmbiente on an annual basis to monitor and report our environmental follow-up assessments. Copa Airlines is an active signatory company of the Global Compact of the United Nations with its local chapter of the Global Compact Network Panama, and have, thus, published our Communication on Progress (“COP”) since October 2001. This Global Compact agreement requires us to implement measures like maintaining a young fleet, incorporating new navigation technologies such as RNAV to reduce fuel consumption, installing latest generation winglets and scimitars in our planes to reduce fuel consumption and recycling, among many others.

Starting in 2019, Copa is reporting the fuel consumption burned during its annual flight operations and its gas emissions to the AAC. As a result, Copa is in line with the global aviation effort led by ICAO, Colombia, and Panama Civil Aviation Authorities with the implementation of the Carbon Offsetting and Reduction Scheme for International Aviation (CORSIA). The first gas emissions report corresponding to 2019 operations was successfully delivered to the AAC on October 2020, after passing the audit by our external Verification Body of greenhouse gas emissions accredited by ICAO. The Gas Emissions Report (ER) corresponding to 2021 operations was delivered to the AAC on May 2022.

In 2022, we were able to collect a total of 150 tons of recycling materials in Panama’s Copa facilities and avoid sending waste to the landfill. During the same period, we recycled vehicle oil and aircraft fuel, for which we outsourced the collection of 11,063 gallons of hydrocarbons for use as alternative fuel for other industries, thus avoiding the contamination of natural resources. We also outsourced the collection of 435,879 gallons of water contaminated with chemicals generated during aircraft cleaning and painting operations, and from vehicle maintenance processes. The subsequent treatment of the collected water made it possible to recover 348,703 gallons of water which were then returned to nature. We have properly disposed of a total of 24,570 kilograms of chemical waste from Aircraft Maintenance operations.

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

Colombia has expanded its open-skies agreements with several countries in the last years. In addition to Aruba and the Andean Pact nations of Bolivia, Ecuador and Peru, open-skies agreements have been negotiated with Costa Rica, El Salvador, Panama and Dominican Republic. In the framework of liberalization between Colombia and Panama, any airline has the right to operate unlimited frequencies between any city pair of the two countries. As a result, Copa offers scheduled services between eleven main cities in Colombia and Panama. In November 2010, Colombia signed an open-skies agreement with the United States, which took effect in January 2013. With respect to domestic aviation, airlines must present feasibility studies to secure specific route rights, and no airline may serve the city pairs with the most traffic unless that airline has at least five aircraft with valid airworthiness certificates. While Aeronáutica Civil has historically regulated the competition on domestic routes, in December 2012 it revoked a restriction requiring a maximum number of competing airlines on each domestic route.

In October 2011, Aeronáutica Civil announced its decision to liberalize air fares in Colombia starting April 1, 2012, including the elimination of fuel surcharges. However, airlines are required to charge an administrative fee (tarifa administrativa) for each ticket sold on domestic routes within Colombia through an airline’s direct channels. Passengers in Colombia are also entitled by law to compensation in the event of delays in excess of four hours, over-bookings and cancellations. Currently, the Bogotá, Pereira, Cali, Cartagena, Medellin, Bucaramanga, Barranquilla, Santa Marta and Cucuta airports, among others, are under private management arrangements. The government’s decision to privatize airport administration in order to finance the necessary expansion projects and increase the efficiency of operations has increased airports fees and facility rentals at those airports.

Authorization and Certificates. Colombian law requires airlines providing commercial services in Colombia to hold an operation certificate issued by the Aeronáutica Civil, which is renewed every five years. AeroRepública’s operation certificate was renewed in 2018.

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

Airport Access. Two U.S. airports at which we operate, O’Hare International Airport in Chicago (O’Hare) and John F. Kennedy International Airport in New York, or “JFK”, were formerly designated by the FAA as “high density” traffic airports subject to arrival and departure slot restrictions during certain periods of the day. From time to time, the FAA has also issued temporary orders imposing slot restrictions at certain airports. Although slot restrictions at JFK were formally eliminated as of January 1, 2007, on January 15, 2008, the FAA issued an order limiting the number of scheduled flight operations at JFK during peak hours to address the over-scheduling, congestion and delays at JFK. We cannot predict the outcome of potential future rule changes to address congestion on our costs or ability to operate at JFK.

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

Other Property

At Tocumen International Airport, we lease two maintenance hangars, operations offices in the terminal, counter space, parking spaces and other operational properties from the entity that manages the airport. We pay approximately $242,371 per month for this leased property. Around Panama City, we also lease various office spaces, parking spaces and other properties from a variety of lessors, for which we pay approximately $114,023 per month in the aggregate.

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

Item 4A. Unresolved Staff Comments

None.

Item 5. Operating and Financial Review and Prospects

A. Operating Results

You should read the following discussion in conjunction with our consolidated financial statements and the related notes and the other financial information included elsewhere in this annual report. Discussions of year-over-year comparisons between 2021 and 2020 that are not included in this Form 20-F can be found in Part I, Item 5, Operating and Financial Review and Prospects” of our Form 20-F for the fiscal year ended December 31, 2021.

We are a leading Latin American provider of airline passenger and cargo service through our two principal operating subsidiaries, Copa Airlines and AeroRepública. Copa Airlines operates from its strategically located position in the Republic of Panama, and AeroRepública operates a low-cost business model within Colombia and various cities in the region.

Copa currently offers approximately 327 daily scheduled flights among 78 destinations in 32 countries in North, Central, South America and the Caribbean from its Panama City hub. Copa provides passengers with access to flights to more than 180 other destinations through code-share arrangements with our Star Alliance partners and other carriers including Air France, KLM, Iberia, Emirates, Gol, Azul, Tame, Cubana and Aeromexico. Through its Panama City hub, Copa Airlines is able to consolidate passenger traffic from multiple points to serve each destination effectively.

As of December 31, 2022, Copa Airlines and Wingo operate a modern fleet of 97 Boeing 737 aircraft. To meet growing capacity requirements, we have firm orders, including purchase and lease commitments. As of December 31, 2022, the Company has firm orders to purchase 66 Boeing 737 MAX aircraft to be delivered between 2023 and 2028.

Factors Affecting Our Results of Operations

Fuel

In 2022, the average price of WTI crude oil, a benchmark widely used for crude oil prices that is measured in barrels and quoted in U.S. dollars, increase by 39.6% from $68.0 per barrel to $94.9 per barrel. In 2022, we did not hedge any of our fuel needs. For 2023 although we have not hedged any part of our anticipated fuel needs, we continue to evaluate various hedging strategies and may enter into hedging agreements in the future, as any substantial and prolonged increase in the price of jet fuel will likely materially and negatively affect our business, financial condition and results of operation. In the past, we have managed to offset some of the increases in fuel prices with higher load factors, fuel surcharges and fare increases. In addition, our relatively young, winglet-equipped fleet and robust fuel conservation measures also help us mitigate the impact of higher fuel prices.

Additionally, global geopolitical events, such as the conflict between Russia and Ukraine beginning in February 2022, have led to an increase in fuel costs which may negatively impact our business operations. Due to the evolving nature of such events, we are unable to predict the extent of the impact on our business.

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

In Colombia, real GDP, at constant prices, increased 7.6% in 2022. Average inflation of consumer prices in Colombia was approximately 9.8% in 2022, according to the IMF.

According to data from The Preliminary Overview of the Economies of Latin America and the Caribbean, an annual United Nations publication prepared by the Economic Development Division, the economy of Latin America (including the Caribbean) is estimated to increase by 1.3% in 2023. Preliminary figures, according to the IMF, for 2022 indicate that the Panamanian economy increased by 7.5% (versus 15.3% increase in 2021). Headline inflation in Panama was 3.9% compared to 1.6% in 2021.

Revenues

We derive our revenues primarily from passenger transportation, which represented 95.3% of our revenues for the year ended December 31, 2022. In addition, 3.4% of our total revenues are derived from cargo and 1.3% from other activities.

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

The following table sets forth our capacity, load factor and yields for the periods indicated.

	2022	2021	2020
Capacity (in available seat miles, in millions)	24,430	14,934	7,301
Load factor	85.1%	78.6%	79.6%
Yield (in cents)	13.59	12.04	13.09

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

Fuel. The price we pay for aircraft fuel varies significantly from country to country primarily due to local taxes. While we purchase aircraft fuel at most of the airports to which we fly, we attempt to negotiate fueling contracts with companies that have a multinational presence in order to benefit from volume purchases. During 2022, as a result of the location of its hub, Copa purchased 53% of its aircraft fuel in Panama. Copa has 24 suppliers of aircraft fuel across its network. In some cases, we tanker fuel in order to minimize our cost, by fueling in airports where fuel prices are lowest. Our aircraft fuel expenses are variable and fluctuate based on global oil prices.

Aircraft Fuel Data
	2022	2021	2020
Average price per gallon of jet fuel into plane (excluding hedge) (in U.S. dollars)	$3.60	$2.14	$1.81
Gallons consumed (in millions)	291.4	177.4	92.8
Available seat miles (in millions)	24,430	14,934	7,301
Gallons per ASM (in hundredths)	1.19	1.19	1.27

Wages, salaries and other employees’ expenses. Salary and benefit expenses have historically increased at the rate of inflation and by the growth in the number of our employees. In some cases, we have adjusted the salaries of our employees to correspond to changes in the cost of living in the countries where these employees work. We do not increase salaries based on seniority. During 2022, we have been gradually reincorporating personnel, whose contracts had been suspended, in line with our operational needs.

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

The Panamanian Fiscal Code for the airline industry states that tax is based on net income earned for traffic whose origin or final destination is the Republic of Panama. The applicable tax rate is currently 25%. Dividends from our Panamanian subsidiaries, including Copa, are separately subject to a 10% percent withholding tax on the portion attributable to Panamanian sourced income and a 5% withholding tax on the portion attributable to foreign sourced income. Additionally, a 7% value added tax is levied on tickets issued in Panama for travel commencing in Panama and going abroad, irrespective of where such tickets were ordered. In February 2020, the Company received two notifications from the tax authority in Panama related to a tax audit process that began in 2019. The notifications include adjustments to the reported dividend tax for the years 2012 to 2016 and income tax 2016. The Company has filed an administrative appeal which is the first legal stage under Panamanian laws. The Company, along with its tax advisors, has concluded that it is not probable that an outflow of resources embodying economic benefits will be required to settle these notices. According to Panamanian laws, the statute of limitations is three and 15 years for income tax and dividend tax, respectively.

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

Our income tax expense (credit) totaled approximately $40.2 million in 2022, $10.5 million in 2021 and ($23.7 million) in 2020.

Results of Operation

The following table shows each of the line items in our statement of profit or loss for the periods indicated as a percentage of our total operating revenues for that period:

	2022	2021	2020
Operating revenues:
Passenger revenue	95.3%	93.5%	95.0%
Cargo and mail revenue	3.4%	4.7%	2.6%
Other operating revenue	1.3%	1.7%	2.4%
Total operating revenues	100.0%	100.0%	100.0%

Operating expenses:
Fuel	35.5%	25.4%	20.8%
Wages, salaries, benefits and other employees expenses	12.8%	17.1%	32.0%
Passenger servicing	2.4%	2.4%	3.4%
Airport facilities and handling charges	6.5%	8.7%	7.4%
Sales and distribution	7.6%	8.6%	8.8%
Maintenance, materials and repairs	3.5%	2.8%	9.6%
Depreciation, amortization and impairment	9.0%	15.9%	32.4%
Impairment of non financial assets	0.0%	(0.4%)	30.3%
Flight operations	3.3%	3.7%	3.7%
Other operating and administrative expenses	4.2%	5.8%	9.0%
Total operating expenses	84.8%	89.9%	157.5%
Operating income	15.2%	10.1%	(57.5%)
Non-operating income (expense):
Finance cost	(3.0%)	(5.0%)	(9.1%)
Finance income	0.6%	0.7%	2.5%
Gain (loss) on foreign currency fluctuations	(0.3%)	(0.4%)	(1.1%)
Net change in fair value of derivatives	0.6%	(1.5%)	(13.4%)
Other non-operating income (expense)	0.0%	(0.2%)	(0.1%)
Total non-operating income (expense)	(2.1%)	(6.5%)	(21.2%)
Profit before income taxes	13.1%	3.6%	(78.7%)
Income taxes	(1.4%)	(0.7%)	3.0%
Net profit	11.7%	2.9%	(75.8%)

Year 2022 Compared to Year 2021

Our consolidated net profit in 2022 totaled $348.1 million, compared to a net profit of $43.8 million in 2021. In addition, we had consolidated operating profit of $450.4 million in 2022, compared to an operating profit of $152.0 million in 2021. Our consolidated operating margin in 2022 was 15.2%, an increase of 5.1 percentage points versus 2021. These results were driven by passenger demand increase with higher average fares.

Operating revenue

Our consolidated revenue totaled $3.0 billion in 2022, a 96.4% increase over operating revenue of $1.5 billion in 2021, mainly due to a 66.4% increase in passenger traffic and 20.2% higher average fare.

Passenger revenue. Passenger revenue totaled $2.8 billion in 2022, a 100.0% increase over passenger revenue of $1.4 billion in 2021. This was driven by a 66.4% increase in passengers and by an increase of 20.2% in passenger average fare compared to 2021.

Cargo and mail revenue. Cargo and mail revenue totaled $101.8 million in 2022, a 42.2% increase from cargo and mail revenue of $71.6 million in 2021, reflecting an increase in capacity including our newly converted freighter aircraft.

Other operating revenue. Other operating revenue totaled $38.5 million in 2022, a 48.5% increase from other revenue of $26.0 million in 2021 driven by an increase in frequent flyer program partnership revenues.

Operating expenses

Our consolidated operating expenses totaled $2.5 billion in 2022, a 85.2% increase over operating expenses of $1.4 billion in 2021. This is mainly as a result of 63.6% increase of ASMs versus 2021 and higher fuel prices.

An overview of the major variances in operating expenses on a consolidated basis follows:

Fuel. Aircraft fuel totaled $1,052.6 million in 2022, a 174.7% increase from aircraft fuel of $383.2 million in 2021, mainly due to a 67.9% higher effective fuel price and a 66.0% increase in block hours.

Wages, salaries and other employees’ expenses. Salaries and benefits totaled $380.4 million in 2022, a 47.4% increase over salaries and benefits of $258.1 million in 2021, mainly as a result of an increased headcount to support additional capacity.

Passenger servicing. Passenger servicing totaled $70.1 million in 2022 compared to $35.9 million in 2021. This represented a 95.4% increase driven by 66.4% more passengers and a higher effective rate per passenger that resulted from the partial reestablishment of the onboard product offering.

Airport facilities and handling charges. Airport facilities and handling charges totaled $192.6 million in 2022, a 46.6% increase over $131.3 million in 2021. This increase was driven mainly by a 58.6% increase in departures, offset by lower airport fees mainly in the United States.

Sales and Distribution. Sales and distribution totaled $224.5 million in 2022, a 72.8% increase compared to $129.9 million in 2021, driven mainly to 85.0% more sales, offset by lower commission rates.

Maintenance, materials and repairs. Maintenance, materials and repairs totaled $104.1 million in 2022, a 148.6% increase over $41.9 million in 2021, primarily a result of an increase on the company’s provision related to the return of leased aircraft, increase of component repairs and 65% more flight hours in 2022 vs 2021.

Depreciation, amortization and impairment. Depreciation totaled $267.7 million in 2022, a 14.2% increase over $234.5 million in 2021, mainly due to new aircraft and more maintenance events.

Flight operations. Flight operations amounted to $97.3 million in 2022, an 74.4% increase compared to $55.8 million in 2021, mainly due to 66.0% more block hours and higher overflight rates.

Other operating and administrative expenses. Other expenses totaled $125.4 million in 2022, a 43.5% increase from $87.4 million in 2021, mostly related to a higher quantity of leased spare engines and an increase in administrative and overhead expenses.

Total Non-operating Income (Expense)

Non-operating expense totaled $62.2 million in 2022, as compared to non-operating expense of $97.6 million in 2021 mainly due to a translational gain in fair value derivatives issued in 2020.

Finance cost. Finance cost totaled $87.6 million in 2022 mainly comprised of convertible notes interest expense, loan interest, interest charges related to operating leases and factoring. This represents a 15.0% increase over finance cost of $76.2 million in 2021.

Finance income. Finance income totaled $18.0 million in 2022, an 66.2% increase over finance income of $10.8 million in 2021 mainly due to higher interest rates.

Loss in foreign currency fluctuations. Loss in foreign currency fluctuations totaled $9.8 million in 2022, an 58.9% increase over loss in foreign currency fluctuations of $6.2 million in 2021 mainly due to higher exchange rates.

Net change in fair value of derivatives. Net fair value of derivatives totaled $17.2 million income in 2022, a 175.5% decrease over $22.8 million loss in 2021, due to unrealized mark to market gain related to the senior convertible notes issued in 2020.

Other non-operating income (expense). Other non-operating expense totaled $0.1 million income in 2022, compared to $3.3 million loss in 2021 mainly due to the sale of two 737-700 airframes previously leased to a third party.

B. Liquidity and Capital Resources

Our cash, cash equivalents, and short-term investments at December 31, 2022 decreased by $82.7 million compared to December 31, 2021, to $934.7 million. As part of our financing policy, we expect to meet our liquidity needs with cash from operations, cash on hand and the utilization of committed credit facilities, if needed. As of the date hereof, our current unrestricted cash exceeds our forecasted cash requirements to carry out operations, including payment of debt service, for fiscal year 2023.

Our cash, cash equivalent and short-term investment position represented 31.5% of our revenues for the year ended December 31, 2022; 19.9% of our total assets and 62.6% of our total equity as of December 31, 2022, which we believe provides us with an adequate liquidity position.

In recent years, we have been able to meet our working capital requirements through cash from our operations. In 2022, we experienced an operational net cash inflow of $251.3 million. Our ability to meet our liquidity needs in the future is subject to numerous risks and uncertainties, including the levels of cash refunds of customer deposits, the results of contract negotiations with suppliers and whether we take delivery of aircraft pursuant to existing commitments as well as the terms on which we do so and the terms of any related financing available to us.

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

Copa Holdings, S.A., through its subsidiaries, has aggregate credit facilities of $355.0 million, of which $295.0 million are unsecured and secured credit facilities and $60.0 million are structured as a secured revolving credit facility.

Operating Activities

We rely primarily on cash flows from operations to provide working capital for current and future operations. Our net cash flows provided by operating activities for the year ended December 31, 2022 were a net operating cash inflow of $758.5 million, an increase of $251.3 million compared to a net operating cash inflow of $507.3 million in 2021. Our principal source of cash is receipts from ticket sales to customers, which for the year ended December 31, 2022 increased by $1.5 billion over receipts in the year 2021.

Investing Activities

Net cash flow used in investing activities was $552.2 million in 2022 compared to a net cash flow used in investing activities of $459.1 million in 2021. During 2022, we made capital expenditures of $526.9 million, which consisted of expenditures related to acquisition of property and equipment and net of advance payments and reimbursements on aircraft purchase contracts, related to the arrival of 6 Boeing 737 MAX during 2022, compared to $412.9 million in 2021. In 2022, the Company used $14.3 million in acquisition and redemption from investments compared to $115.9 million in 2021. Also, in 2022, we had proceeds from sale of property and equipment of $7.4 million, compared to $81.3 million in 2021. We also had expenditures of $18.5 million in acquisition of intangible assets in 2022 compared to $11.6 million in 2021.

Financing Activities

Net cash outflow used in financing activities was $273.7 million in 2022 compared to net cash inflow used in financing activities of $88.5 million in 2021. During 2022, $222.5 million of proceeds from borrowings were offset by the repayment of $249.5 million in debt, $79.0 million in payment of lease liability and $167.6 million in repurchase of treasury shares. During 2021, $352.3 million of proceeds from borrowings were offset by the repayment of $142.2 million in debt, $81.0 million in payment of lease liability and $40.5 million in repurchase of treasury shares.

Over the years, we have financed the acquisition of Boeing 737-Next Generation aircraft through syndicated loans provided by international financial institutions with the support of guarantees issued by the Export-Import Bank of the United States, or “Ex-Im”, with repayment profiles of 12 years. The Ex-Im guarantees support 80%-85% of the net purchase price and are secured with a first priority mortgage on the aircraft in favor of a security trustee on behalf of Ex-Im. The documentation for each loan follows standard market forms for this type of financing, including standard events of default. Our Ex-Im supported financings amortize on a quarterly basis, are denominated in dollars and can bear interest at a floating rate linked to LIBOR or be set at a fixed rate. As of December 31, 2022 the Company had $466.6 million (2021: $403.2 million) of long-term fixed rate debt and $33.3 million on long-term variable debt of outstanding indebtedness that is owed to financial institutions under financing arrangements guaranteed by the Export-Import Bank of the United States. At December 31, 2022, the total amount outstanding under our Ex-Im-supported financings totaled $499.9 million.

Since 2014, we have financed our aircraft through a mix of Japanese Operating Leases with Call Options, or “JOLCO”, and sale-leasebacks.

JOLCO is a Japanese-sourced lease transaction that provides for 100% financing and is typically used to finance new aircraft and has a minimum lease term of 10 years. In a JOLCO, the aircraft is purchased by a Japanese equity investor. The Japanese equity investor funds approximately 30% of the acquisition cost of the aircraft and becomes the owner of the aircraft via a Special Purpose Entity. An international bank with onshore lending capabilities provides the balance of the aircraft purchase price via a senior secured mortgage loan. JOLCOs have a call option, which lessees often expect the lessor to exercise. Under IFRS, these transactions are accounted for as financings. We have financed 21 Boeing 737 Next Generation and 737 MAX aircraft since 2014 through JOLCO financing. As of December 31, 2022 JOLCO financed debt outstanding was $674.3 million.

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

As of December 31, 2022, we have firm orders to purchase 66 Boeing 737 MAX aircraft to be delivered between 2023 and 2028. The aircraft under this contract have an approximate value of $3.0 billion based on contractual obligations net of discounts and pre-delivery payments, including estimated amounts for contractual price escalation.

We meet our pre-delivery deposit requirements for our Boeing 737 MAX aircraft by using cash from operations, or by using short or medium-term borrowing facilities and/or vendor financing for deposits required between three years and six months prior to delivery.

The Company maintained letters of credit with several banks with a value of $32.3 million as of December 31, 2022 (2021: $20.2 million). These letters of credit are pledged mainly for operating lessors, maintenance providers and airport operators.

The Company has aggregate credit facilities of $355.0 million, of which $295.0 million are unsecured and secured credit facilities and $60.0 million are structured a secured revolving credit facility. These credit facilities are in place for contingency and working capital purposes. As of December 31, 2022, the Company did not have any outstanding borrowings under these credit facilities.

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

Since 2020, the COVID-19 pandemic has had a material adverse impact on the airline industry and the Company’s operations. Despite the recent significant economic improvements due to more passenger demand and less travel restrictions, the extent of the future impact of the COVID-19 pandemic on the Company’s operational and financial performance will depend on future developments, including, but not limited to, the scope and severity of the pandemic related travel advisories and restrictions, the availability and effectiveness of vaccines, the effectiveness of available vaccines against variants of the virus, the duration and severity of the impact of the COVID-19 pandemic on overall demand for air travel, and the ongoing economic recession, all of which are highly uncertain and cannot be predicted. See “Risks Relating to our Company”.

Additionally, global geopolitical events, such as the conflict between Russia and Ukraine beginning in February 2022, have led to an increase in fuel costs which may negatively impact our business operations. Due to the evolving nature of such events, we are unable to predict the extent of the impact on our business. While we do not expect that the conflict will be directly material to us, collateral effects of the geopolitical instability, such as the imposition of sanctions against Russia and Russia’s response to such sanctions, could adversely affect the global economy or domestic markets where we operate. Also, global macroeconomic conditions, such as inflation and recession, in key markets where we operate can negatively impact our business and we cannot predict the severity or duration of such conditions or their effect.

E.	Critical Accounting Estimates

Not applicable.

Item 6. Directors, senior management and employees

A.	Directors and Senior Management

Currently, our Board of Directors is comprised of eleven members. The number of directors elected each year varies. Messrs. Stanley Motta, Jaime Arias, Jose Castañeda and Josh Connor were re-elected as directors for two-year terms at our annual shareholders’ meeting held in 2021. Messrs. Pedro Heilbron, Alvaro Heilbron, Carlos A. Motta, John Gebo, Andrew Levy, Mrs. Julianne Canavaggio and Makelín Arias were each re-elected for two-year terms at our annual shareholders’ meeting held in 2022.

The following table sets forth the name, age and position of each member of our Board of Directors as of February 28, 2023. A brief biographical description of each member of our Board of Directors follows the table:

Name	Position	Age
Pedro Heilbron	Chief Executive Officer and Director	64
Stanley Motta	Chairman and Director	77
Alvaro Heilbron	Director	57
Jaime Arias	Director	88
Makelín Arias	Director	57
Carlos A. Motta	Director	50
John Gebo	Director	52
Jose Castañeda Velez	Director	78
Andrew Levy	Director	53
Josh Connor	Director	49
Julianne Canavaggio	Director	41

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

Mr. Alvaro Heilbron was elected as director of Copa Holdings in 2012. He is the brother of Mr. Pedro Heilbron, our chief executive officer. Mr. Heilbron is the Founder and CEO of Gotuuri, a technology and tourism startup. He serves on the boards of Grupo PTM Panama, S.A., Editora del Caribe, S.A. and Inversiones Haripasa. Mr. Heilbron holds a B.S. in Business Administration from George Washington University, and a Post-Graduate degree in Management from INCAE Business School. Mr. Heilbron also served as Vice-President of Commercial for Copa Airlines between the years of 1988 and 1999.

Mr. Jaime Arias has been one of the directors of Copa Airlines since 1983. He was a director of Copa Holdings since it was established in 1998 until January 2023. He is a founding partner of Galindo, Arias & Lopez. Mr. Arias holds a BA from Yale University, a JD from Tulane University and completed legal studies at the University of Paris, Sorbonne. In addition to COPA, he presently only serves in one other public company, which is Promed, S.A.

Mrs. Makelín Arias was elected as a director of Copa Holdings in 2022. She is the Executive Vice President of Human Resources and Corporate Services for Banco General, S.A., and its subsidiaries. She joined Banco General in 2007 after a merger with Banco Continental. Her current responsibilities include managing human capital, administration & real estate, coordinating the compliance of the Corporate Governance guidelines, and implementing the Corporate Social Responsibility strategy for the bank. Currently, her main focus is the constant strengthening of the organizational culture, professional and personal development of human capital, and assuring compliance with the corporate governance guidelines based on the values that are the backbone of the organization. Before joining the financial industry, Mrs. Arias worked for Copa Airlines for ten years, where she held the positions of Courier Services Manager, Purchasing Manager, and Director of Human Capital. During her tenure in the company, her main achievements included participating in the definition of the company’s Strategic Vision in 1994, being part of the Copa Airlines and Continental Airlines’ integration team, implementing a model based on targeted objectives for evaluating management, and being responsible for maintaining healthy labor and union relations. Mrs. Arias holds a BA in Economics and Philosophy from Boston College.

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

Mrs. Julianne Canavaggio was elected as an independent director of Copa Holdings in 2019. She is CEO of Latin America for Lazard (NYSE:LAZ), where she leads the company’s financial advisory business in the region. Her client work focuses on transformational domestic and cross-border mergers and acquisitions, divestitures, joint ventures and special committee assignments. Prior to serving as CEO of Latin America, she held various positions at the company, most recently as the Chief of Staff for the financial advisory division of Lazard, working with the leadership team and external partners to support the delivery of Lazard’s strategic priorities. Prior to joining Lazard, Julianne established a successful legal career in mergers and acquisitions across a variety of industries. Ms. Canavaggio currently serves on the board of directors of a real estate development conglomerate in Colombia, Panama and Mexico, as well as independent and non-independent director positions in various privately held companies and investment vehicles. She also serves on the board of trustees of the Panamerican Development Foundation, a nonprofit organization established by the Organization of American States. She has previously served on the board of directors of a Sustainable Luxury® real estate development company, a conglomerate of wholesale distribution operations for fragrances, cosmetics and skin care products, as well as a Panamanian chain of department stores in the mid-high range, and a general license bank authorized to operate in Panama in the banking and trust business (fiduciaries). Ms. Canavaggio holds a BA from Harvard University and a JD from Tulane University.

The following table sets forth the name, age and position of each of our executive officers as of February 28, 2023. A brief biographical description of each of our executive officers follows the table.

Name	Position	Age
Pedro Heilbron	Chief Executive Officer and Director	64
José Montero	Chief Financial Officer	53
Daniel Gunn	Senior Vice-President of Operations	55
Dennis Cary	Senior Vice-President of Commercial and Planning	58
Peter Donkersloot	Vice-President of Human Resources	39
Julio Toro	Vice-President of Technology	49
Bolívar Domínguez	Vice-President of Flight Operations	47
Christophe Didier	Vice-President of Sales	59
Eduardo Lombana	Chief Executive Officer of AeroRepública, S.A. (Copa Airlines Colombia)	61
Rafael Samudio	Vice-President of Technical Operations	52
Maria Jaen	Vice-President of On Board Service	49
Ola Ohlsson Svensson	Vice-President of Airport	60

Mr. Pedro Heilbron has been our Chief Executive Officer since 1988. He received an MBA from George Washington University and a BA from College of the Holy Cross. Mr. Heilbron is the brother of Mr. Alvaro Heilbron, a member of our Board of Directors.

Mr. Jose Montero has been our Chief Financial Officer since March 2013. He started his career with Copa Airlines in 1993 and has held various technical, supervisory, and management positions including Manager of Flight Operations, Director of System Operations Control Center (SOCC), and, between 2004 and 2013, Director of Strategic Planning. He has a BS in Aeronautical Studies from Embry-Riddle Aeronautical University and an MBA from Cornell University. He serves as independent director of Latinex, Inc, the holding company of the Panama Stock Exchange, and is a member of IATA’S Financial Advisory Council.

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

Mrs. Maria Alejandra Jaén has been our Vice-President of Inflight Services since January 2022. She joined Copa in November 2014 as Director of Inflight Training and Standards. Before joining Copa, she held several management positions in large multinational companies such as Dell and Citibank. Her previous experience included Operations, Customer Service, Project Management and Business Process Improvement, being a Certified Black Belt. She has a BS in Industrial Engineering from Universidad Tecnológica de Panamá, an MBA from Nova Southeastern University and an Executive Certification in Management and Leadership from MIT Sloan School of Management.

Mr. Ola Ohlsson has been our Vice-President of Airports since May 2021. Prior to joining Copa Airlines, Mr. Ohlsson has held various positions in the tour operation, hotel and airline industry since 1984. First in the SAS group, including 21 years in Spanair holding the positions as Senior Vice-President Passenger Services and later as Senior Vice-President Traffic Execution. His previous experience before Copa Airlines, during the last 9 years, was the Spanish LCC Start up Volotea where he served as Director Ground Operations and Inflight Services. Mr. Ohlsson, a Swedish and Spanish National, is a Construction Engineer, and speaks English, Spanish and the Scandinavian languages.

The business address for all of our senior management is c/o Copa Airlines, Avenida Principal y Avenida de la Rotonda, Urbanización Costa del Este, Complejo Business Park, Torre Norte, Parque Lefevre Panama City, Panama.

B. Compensation

In 2022, we paid an aggregate of approximately $2.9 million in cash compensation to our executive officers. In addition, members of committees of the Board of Directors receive additional compensation per committee meeting. All of the members of our Board of Directors and their spouses receive benefits to travel on Copa flights as well.

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

The following table shows shares granted:

	2022	2021	2020
Shares	35,305	137,799	28,201
Fair value	$71.59	$85.31	$93.99
Contractual life	3 years	3 to 5 years	1 to 3 years

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

The total compensation cost recognized for non-vested stock and options awards amounts to $5.2 million, $7.1 million, and $5.3 million in 2022, 2021, and 2020, respectively, and was recorded as a component of “Wages, salaries, benefits and other employees’ expenses” within operating expenses.

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

Currently, our Board of Directors is comprised of eleven members. The number of directors elected each year varies. Messrs. Stanley Motta, Jose Castañeda, Jaime Arias and Josh Connor were re-elected as directors for two-year terms at our annual shareholders’ meeting held in 2021. Messrs. Pedro Heilbron, Alvaro Heilbron, Carlos A. Motta, John Gebo, Andrew Levy, Mrs. Julianne Canavaggio and Makelín Arias were each re-elected for two-year terms at our annual shareholders’ meeting held in 2022.

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

Nominating and Governance Committee. Our Nominating and Governance Committee is responsible for developing and recommending criteria for selecting new directors, overseeing evaluations of the Board of Directors, its members and committees of the Board of Directors, environmental, social and governance matters and handling other issues that are specifically delegated to the Nominating and Governance Committee by the Board of Directors from time to time. Our charter documents require that there be at least one independent member of the Nominating and Governance Committee until the first shareholders’ meeting to elect directors after such time as the Class A shares are entitled to full voting rights. Messrs. Carlos Alberto Motta, Alvaro Heilbron, and José Castañeda are the members of our Nominating and Governance Committee, and Mr. Carlos Alberto Motta is the Chairman of the Nominating and Governance Committee.

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

Approximately 85.2% of the Company’s employees are located in Panama, while the remaining 14.8% are distributed among our foreign stations. Copa’s employees can be categorized as follows:

December 31,
	2022	2021	2020

Pilots	1,230	1,040	1,060
Flight attendants	2,344	1,822	1,462
Mechanics	610	477	340
Customer service agents, reservation agents, ramp and others	1,022	913	1,087
Management and clerical	2,059	1,875	1,718

Total employees	7,265	6,127	5,667

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

Approximately 65.4% of the Company’s 7,265 employees are unionized. Our employees currently belong to eight union organizations; five covering employees in Panama and three covering employees in Colombia, in addition to union organizations in other countries to which we fly. Copa Airlines has traditionally had good relations with its employees and all the unions and expects to continue to enjoy good relations with its employees and the unions in the future.

The five unions covering employees in Panama include: the pilots’ union (UNPAC), the flight attendants’ union (SIPANAB), the mechanics’ union (SITECMAP), the industry union (SIELAS), which represents ground personnel, messengers, drivers, passenger service agents, counter agents and other non-executive administrative staff, and other industry union named UGETRACAS which represents ground personnel and flight attendants.

Copa entered into collective bargaining agreements with the pilots’ union in February 2023, the industry union in March 2022, the mechanics’ union in May 2022 and the flight attendants’ union in March 2023. Collective bargaining agreements in Panama are typically between three and four-year terms.

The four unions covering employees in Colombia are: the pilots’ union (ACDAC), the flight attendants’ union (ACAV), the industry union in Colombia (SITRANAC) and the mechanics’ union (ACMA).

Copa entered into collective bargaining with ACDAC and ACAV in January 2018 and ended without an agreement. ACDAC has not yet resolved and ACAV ended with a new arbitration collective agreement for two years that expired in September 2020. This new arbitration agreement was automatically extended until March 2023. Additionally, SINTRATAC and Copa entered into collective bargaining agreement in September 2022 for terms of four years until August 2026. Negotiations with ACMA were resolved by arbitration on December 31, 2015, extending the validation every 6 months from this date until December 2022. ACMA has not presented a new bill of petition.

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

Item 7. Major Shareholders and Related Party Transactions

A. Major Shareholders

The following table sets forth information relating to the beneficial ownership of our Class A shares as of December 31, 2022 by each person known to us to beneficially own 5% or more of our common shares and all our directors and officers as a group.

Class A shares are limited voting shares entitled only to vote in certain specified circumstances. See “Item 10B. Additional Information – Memorandum and Articles of Association – Description of Capital Stock”.

Class A Shares
Beneficially Owned
Shares
CIASA(2)	65,000
Executive officers and directors as a group (13 persons)	164,668
Others	28,248,036

Total	28,477,704

(1)	Based on a total of 28,477,704 Class A shares outstanding.
(2)	CIASA owns 100% of the Class B shares of Copa Holdings representing 27.8% of our total capital stock.

In June 2006, Continental reduced its ownership of our total capital stock from 27.3% to 10.0%. In May 2008, Continental sold down its remaining shares in the public market.

CIASA currently owns 100% of the Class B shares of Copa Holdings, representing 100% of the voting power of our capital stock. CIASA is controlled by a group of Panamanian investors representing several prominent families in Panama. This group of investors has historically acted together in a variety of business activities both in Panama and elsewhere in Latin America, including banking, insurance, real estate, telecommunications, international trade and commerce and wholesale. Members of the Motta, Heilbron and Arias families, and their affiliated companies, including our Chief Executive Officer, Mr. Pedro Heilbron, and several of our directors beneficially own approximately 83.5% of CIASA’s shares, as of January 31, 2023. Such individual shareholders of CIASA have entered into a shareholders’ agreement that restricts transfers of CIASA shares to non-Panamanian nationals. Mr. Stanley Motta exercises effective control of CIASA.

In March 2010, CIASA converted a portion of its Class B shares into 1.6 million non-voting New York Stock Exchange-listed Class A shares and sold such Class A shares in an SEC-registered public offering. As a result, CIASA’s ownership decreased from 29.2% to 25.1% of our capital stock. CIASA’s current ownership is 27.8% of our capital stock. In the event CIASA seeks to reduce its ownership below 10% of our total share capital, our independent directors may decide to issue special voting shares solely to Panamanian nationals to maintain the ownership requirements mandated by the Panamanian Aviation Act.

The address of CIASA is Corporación de Inversiones Aéreas, S.A., c/o Copa Holdings, S.A., Boulevard Costa del Este, Avenida Principal y Avenida de la Rotonda, Urbanización Costa del Este, Complejo Business Park, Torre Oeste, Parque Lefevre, Panama City, Panama.

It is not practicable for us to determine the number of Class A shares beneficially owned in the United States. As of January 31, 2023, we had 222 registered record holders of our Class A shares.

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

Banco General, S.A.

We have a strong commercial banking relationship with Banco General, S.A., a Panamanian bank partially owned by our controlling shareholders. We have obtained financing from Banco General under short to medium-term financing arrangements for part of the commercial loan tranche of one of the Company’s Export-Import Bank facilities. We also maintain general lines of credit and time deposit accounts with Banco General. Interest received from Banco General amounted to $0.8 million, $1.5 million and $2.7 million in 2022, 2021, or 2020, respectively. There have not been any material interest payments for the last three years. There was no outstanding debt balance at December 31, 2022, 2021, or 2020.

The Company’s controlling shareholders have a vote and a decision within the board of directors of BG Financial Group, which is the controlling company of Banco General. Likewise, Banco General, S. A. owns ProFuturo Administradora de Fondos de Pensión y Cesantĺa S.A., which manages the Company’s reserves for pension purposes.

ASSA Compañía de Seguros, S.A.

Panamanian law requires us to maintain our insurance policies through a local insurance company. We have contracted with ASSA, an insurance company that provide substantially all of the Company’s insurance policies. While the Company’s controlling shareholders do not hold a controlling equity interest in ASSA Compañía de Seguros, S. A., various members of the Company’s Board of Directors are also board members of ASSA Compañía de Seguros, S. A. ASSA has, in turn, reinsured almost all of the risks under those policies with insurance companies around the world. The payments to ASSA totaled $10.2 million in 2022, $9.7 million in 2021 and $7.1 million in 2020.

Petróleos Delta, S.A.

Since 2005, we entered into a contract with Petróleos Delta, S.A. to supply our jet fuel needs. Until 2021, various members of the Company’s Board of Directors were shareholders of Petróleos Delta, S.A. As of December 2022, those individuals are no longer members of the Company’s Board. Therefore, Petróleos Delta is no longer a related party.

Desarollo Inmobiliario del Este, S.A.

During January 2006, we moved into headquarters located six miles away from Tocumen International Airport. We lease four floors consisting of approximately 105,981 square feet of the building from Desarollo Inmobiliario Del Este, S.A., an entity controlled by the same group of investors that controls CIASA. Payments to Desarrollo Inmobiliario Del Este, S.A. totaled $3.0 million, $3.4 million and $3.3 million in 2022, 2021 and 2020, respectively.

Galindo, Arias & Lopez

Most of our legal work is carried out by the law firm Galindo, Arias & Lopez. Messrs. Jaime Arias and Ricardo Alberto Arias, partners of Galindo, Arias & Lopez, are indirect shareholders of CIASA and serve on our Board of Directors. Payments to Galindo, Arias & Lopez totaled $0.5 million, $0.2 million and $0.2 million in 2022, 2021 and 2020, respectively.

Milicom Tigo Panama, S.A.

The Company is responsible for providing television and internet broadcasting services in Panama. Until 2021, a member of the Company’s Board of Directors was shareholder of Millicom Tigo Panamá, S.A. As of December 2022, this company was no longer a related party.

Panama Air Cargo Terminal

Provides cargo and courier services in Panama, an entity controlled by the same group of investors that controls CIASA. Payments to Panama Air Cargo Terminal totaled $4.1 million in 2022, $3.2 million in 2021 and $2.0 million in 2020.

GBM International, Inc.

Provides systems integration and computer services, as well as technical services and enterprise management. A member of the Company’s Board of Directors is shareholder of GBM International, Inc. Payments to GBM International, Inc. totaled $0.1 million, $0.1 million and $0.1 million in 2022, 2021, 2020, respectively.

Other Transactions

We also purchase most of the alcohol and some of the other beverages served on our aircraft from Motta Internacional, S.A. and Global Brands, S.A., both of which are controlled by our controlling shareholders. We do not have any formal contracts for these purchases but pay wholesale prices based on price lists periodically submitted by those importers and comparisons to other options in the marketplace. We paid these entities approximately $0.9 million in 2022, $0.1 million in 2021 and $0.6 million in 2020.

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

During the first quarter of 2020, the Company paid dividends in the amount of $0.80 per share. Given the uncertainty related to the COVID-19 pandemic, including the effect on future air travel demand, on April 26, 2020 the Board of Directors postponed dividend payments for the remaining quarters of 2020, until December 31, 2022.

On March 22, 2023, the Board of Directors of Copa Holdings approved a 2023 dividend of $0.82 cents per share per quarter, corresponding to 40% of the adjusted consolidated net income of 2022. Proposed dividends are subject to board ratification each quarter, and are not recognized as a liability as at December 31, 2022.

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

Common Stock

Our authorized capital stock consists of 80 million shares of common stock without par value, divided into Class A shares, Class B shares and Class C shares. As of December 31, 2022, we had 34,033,575 Class A shares issued and 28,477,704 Class A shares outstanding; 10,938,125 Class B shares issued and outstanding, and no Class C shares outstanding. Class A and Class B shares have the same economic rights and privileges, including the right to receive dividends, except as described in this section.

For a description of our common stock, see Exhibit 2.1 to this annual report.

C. Material Contracts

Engine Services Agreements between GE Engine Services, LLC and Copa Holdings, S.A.

Regarding engine maintenance, Copa currently has two Rate per Engine Flight Hour Services Agreements and one “Time and Material” Service Agreement with GE Engine Services, LLC, (“GE”) pursuant to which GE shall be the exclusive provider of maintenance, repair and overhaul services to our CFM-56 and CFM LEAP 1-B aircraft engines. Under the Rate per Engine Flight Hour Service Agreements, the maintenance services are performed at a certain rate per engine flight hour incurred by our engines. These rates were set based on our predicted operating parameters and will be adjusted in case of variation of those parameters. Unless terminated, the agreement with respect to the CFM-56 engines will continue through September 30, 2028, while the agreement with respect to the LEAP-1B engines will be valid for at least 12 years for each individual engine and terminates once each engine has gone through two performance restoration shop visits. Under the aforementioned “Time and Material” Service Agreement, GE will perform maintenance services on 60 CFM56 engines of our fleet until the agreement expires on October 15, 2027. The services consist of defined scopes of work, each with a set maximum cost and specific repair services included. Pursuant to all of these agreements, either party may terminate the agreement in the event of insolvency of the other party or upon a material breach by the other party which remains uncured. Any material breach of this agreement by us could, at the option of GE, trigger a cross-default of all our other contracts. GE may also terminate this agreement if the number of engines covered decreases below the prescribed minimum. Upon early termination of the agreement for any reason, we shall pay GE for all services or work performed up to the time of such termination by means of reconciliation.

MAX Aircraft purchase Agreement between the Boeing Company and Copa Airlines.

In April 2015, Copa finalized negotiations with the Boeing Company for the purchase of 737 MAX airplanes. These negotiations started in 2013, and the agreement has been amended several times since then, most recently in August 2022.

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

Passive Foreign Investment Company

We do not believe that we were a passive foreign investment company (a “PFIC”) for United States federal income tax purposes for 2022, and we expect to operate in such a manner so as not to become a PFIC in 2023 or the foreseeable future. However, the determination whether we are a PFIC must be made annually based on the facts and circumstances at that time, some of which may be beyond our control, such as our market capitalization and the valuation of our assets, including goodwill and other intangible assets, and the nature and sources of our income. If, contrary to our expectations, we are or become a PFIC, you could be subject to additional United States federal income taxes on gain recognized with respect to the Class A shares and on certain distributions, plus an interest charge on certain taxes treated as having been deferred under the PFIC rules. Further, non-corporate United States Holders will not be eligible for reduced rates of taxation on any dividends received from us if we are a PFIC in the taxable year in which such dividends are paid or the preceding taxable year.

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

Aircraft Fuel. Our results of operations are affected by changes in the price and availability of aircraft fuel. The Company has not entered into new fuel hedge contracts and has adopted a strategy of remaining unhedged, while regularly reviewing its policies based on market conditions and other factors. As of December 31, 2022, the Company did not have any outstanding fuel hedge contracts. Market risk is estimated as a hypothetical 10% increase in the December 31, 2022 cost per gallon of fuel. Based on projected 2023 fuel consumption, such an increase would result in an increase to aircraft fuel expense of approximately $101.0 million in 2023. There are no hedged contracts for 2023. Additionally, global geopolitical events, such as the conflict between Russia and Ukraine beginning in February 2022, have led to an increase in fuel costs which negatively impact our business operations. Due to the evolving nature of such events, we are unable to predict the extent of the impact on our business.

Interest. Our earnings are affected by changes in interest rates due to the impact those changes have on interest expense from variable-rate debt instruments and operating leases and on interest income generated from our cash and investment balances. If the interest rate average is 100 basis points more in 2022, the variable-rate debt interest expense would increase by approximately $1.9 million and the estimated fair value of the fixed-rate debt would decrease by approximately $16.6 million. These amounts are determined by considering the impact of the hypothetical interest rates on the variable-rate debt and marketable securities equivalent balances at December 31, 2022.

Foreign Currencies. The majority of our obligations are denominated in U.S. dollars. Since Panama uses the U.S. dollar as legal tender, the majority of our operating expenses are also denominated in U.S. dollars, approximately 63.3% of revenues and 77.3% of expenses are in U.S. dollars. A significant part of our revenue is denominated in foreign currencies, including the Colombian peso, Brazilian real, Argentinian peso, and Chilean peso, which represented 12.1%, 8.0%, 4.6% and 3.2% of our revenue in 2022, respectively.

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

The following chart summarizes the Company’s exchange risk exposure (assets and liabilities denominated in foreign currency) at December 31, 2022 and 2021:

	2022	2021

Assets
Cash and cash equivalents	$13,546	$10,848
Accounts receivable, net	48,900	50,103
Other assets	20,605	17,811

Total assets	$83,051	$78,762
Liabilities
Accounts payable	16,969	35,948
Taxes payable	38,303	25,827
Other liabilities	13,465	12,239

Total liabilities	$68,737	$74,014

Net position	$14,314	$4,748

Item 12. Description of Securities Other than Equity Securities

Not applicable.

A.	Debt securities

Not applicable.

B.	Warrants and rights

Not applicable.

C.	Other securities

Not applicable.

D.	American depositary shares

Not applicable.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15. Controls and Procedures

A.	Disclosure Controls and Procedures

Disclosure controls and procedures are designed to ensure that information required to be disclosed by the Company in reports filed or submitted under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms. We carried out an evaluation under the supervision of our Management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2022. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

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

Management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2022. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control – Integrated Framework (2013).

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

Based on this assessment, Management believes that, as of December 31, 2022, the Company’s internal control over financial reporting is effective based on those criteria.

C.	Attestation Report of the Registered Public Accounting Firm

The effectiveness of our internal controls over financial reporting as of December 31, 2022 has been audited by Ernst &Young, the independent registered public accounting firm who also audited the Company’s consolidated financial statements. Ernst & Young’s attestation report of the effectiveness of the Company’s internal control over financial reporting is included herein.

D.	Changes in Internal Control over Financial Reporting

There has been no change in our internal control over financial reporting during 2022 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders

Copa Holdings, S.A. and Subsidiaries

Opinion on Internal Control over Financial Reporting

We have audited Copa Holdings, S.A. and subsidiaries internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Copa Holdings, S.A. and subsidiaries (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statements of financial position of the Company as of December 31, 2022 and 2021 and the related consolidated statements of profit or loss, comprehensive income (loss), changes in equity and cash flows for each of the three years in the period ended December 31, 2022, and the related notes, and our report dated March 24, 2023, expressed an unqualified opinion thereon.

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

March 24, 2023

Item 16. Reserved
Item 16A. Audit Committee Financial Expert
Our Board of Directors has determined that Messrs. Jose Castañeda, Josh Connor and Mrs. Julianne Canavaggio qualify as an “audit committee financial experts” as defined by current SEC rules and meet the independence requirements of the SEC and the NYSE listing standards. For a discussion of the role of our audit committee, see “Item 6C. Board Practices—Audit Committee”.
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
Item 16C. Principal Accountant Fees and Services
The following table sets forth by category of service the total fees for services performed by our independent registered public accounting firm Ernst & Young Limited Corp (PCAOB ID No. 1415) and its affiliates during the fiscal years ended December 31, 2022, 2021 and 2020:

	2022	2021	2020
Audit Fees	$948,700	$695,934	$815,000
Audit-Related Fees	—	—	—
Tax Fees	—	—	—
All Other Fees	$—	—	—
Total	$948,700	$695,934	$815,000
Audit Fees
Audit fees for 2022, 2021 and 2020 included the audit of our annual financial statements and internal controls.
Audit-Related Fees
There were no audit-related fees for 2022, 2021 or 2020.
Tax Fees
There were no tax fees for 2022, 2021 or 2020.
All Other Fees
Other fees for 2022 and 2021 include amounts paid for permitted consulting services performed by Ernst & Young and pre-approved

by our audit committee.
Pre-Approval

Policies and Procedures
Our audit committee approves all audit, audit-related, tax and other services provided by Ernst & Young. Any services provided by Ernst & Young that are not specifically included within the scope of the audit must be pre-approved

by the audit committee in advance of any engagement. Pursuant to Rule 201 of Regulation

S-X,

audit committees are permitted to approve certain fees for audit-related services, tax services and other services pursuant to a de minimis exception prior to the completion of an audit engagement. In 2022, none of the fees paid to Ernst & Young were approved pursuant to the de minimis exception.

Item 16D. Exemptions from the Listing Standards for Audit Committees

None.

Item 16E. Purchase of Equity Securities by the Issuer and Affiliated Purchasers

In November 2014, the Board of Directors of the Company approved a $250 million share repurchase program. During 2022, the Board of Directors of Copa Holdings approved the expansion of the current share repurchase program by $200 million. Purchases can be made from time to time, subject to market and economic conditions, applicable legal requirements, and other relevant factors.

The following table provides a summary for the Company’s share repurchase program as of December 31, 2022:

Period	Total number of shares purchased	Average price paid per share	Total number of shares purchased as part of publicly announced program	Maximum number of shares that may be yet be purchased under the program
Program 2014 (EOMR)
December 2014	182,592	$101.84	182,592	2,274,440
January 2015	139,196	$104.13	321,788	2,084,941
February 2015	28,454	$109.65	350,242	1,951,529
ASR 2015
September 2015	500,000		850,242
December 2015	1,460,250		2,310,492
Program 2021 (10b5-1)
July 2021	1,474	$64.88	2,311,966	1,373,184
November 2021	54,998	$70.68	2,366,964	1,326,157
December 2021	502,553	$72.67	2,869,517	884,346
Program 2022
March 2022	401,950	$70.09	3,271,467	2,944,906
May 2022	651,992	$69.87	3,923,459	2,397,187
June 2022	1,224,868	$61.73	5,148,327	1,488,064
July 2022	279,007	$62.26	5,427,334	1,279,206
September 2022	14,100	$65.99	5,441,434	1,268,018

Total	5,441,434

(1)	Calculated based on the last share price for the end of the year

As of December 31, 2022, the Company had $105.5 million remaining to purchase shares under its share repurchase program.

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
Name: Jose Montero
Title: Chief Financial Officer

Dated: March 24, 2023

Consolidated Financial
Statements
Copa Holdings, S. A. and Subsidiaries
Year ended December 31, 2022
with Report of the Independent Registered Public Accounting Firm

COPA HOLDINGS, S. A. AND SUBSIDIARIES

COPA HOLDINGS, S. A. AND SUBSIDIARIES

Report of Independent Registered Public Accounting Firm
To the Shareholders and the Board of Directors of
Copa Holdings, S.A. and subsidiaries
Opinion on the Financial Statements
We have audited the accompanying consolidated statements of financial position of Copa Holdings, S.A. and subsidiaries
(the Company) as of December 31, 2022 and 2021, the related consolidated statements of profit or loss, comprehensive income (loss), changes in equity and cash flows for each of the three years in the period ended December 31, 2022, and the related notes (collectively referred to as the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022, in conformity with International Financial Reporting Standards, as issued by the International Accounting Standards Board.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated March 24, 2023 expressed an unqualified opinion thereon.
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

Provision for Return Conditions

Description of the Matter
As described in Notes 3, 4 and 21 to the consolidated financial statements, the Company records a provision in accordance with IAS 37 – Provisions, Contingent Liabilities and Contingent Assets to accrue for the expected cost that will be incurred to return aircraft to their lessors in an agreed-upon condition. These payments are generally owed at the end of the lease term and represent a restoration obligation incurred over the lease term as the aircraft and engines are utilized. The provision is based on the net present value of the estimated costs of returning the aircraft and is accrued during the term of the lease. These costs are reviewed annually and adjusted as appropriate. Changes in estimates between the provision balance and the expected costs are adjusted prospectively with any final difference recorded in the period when the aircraft is returned. As of December 31, 2022, the Company’s provision for return conditions
totaled $174 million.

Auditing this provision was complex due to the subjectivity of the assumptions applied in the model used by the Company, including estimates of future maintenance costs, leases extension, determination of an appropriate discount rate and operational estimates of aircraft utilization.

How We Addressed the Matter in Our Audit
We obtained an understanding, evaluated the design, and tested the operating effectiveness of controls over the Company’s return condition estimation process. We tested controls over management’s review of the expected return cost, leases extension, expected aircraft utilization and discount rate calculation.

Our audit procedures included, among others, evaluating the methodology and the significant assumptions used and the review of the accuracy and completeness of the lease contract population and underlying data used by the Company to calculate the return cost. We tested the inputs used in the calculation, discount rate, specified returns conditions requirements and the actual utilization reports from the Company’s aircraft maintenance records. We involved a valuation specialist to assist in the review of the discount rate.

We evaluated the change in the provision for return conditions from prior years in relation to changes in return costs and discount rates. In addition, we independently recalculated the discount rate as of December 31, 2022, and we compared our results with the Company’s calculations.

Frequent Flyer Deferred Revenue – Mileage Breakage

Description of the Matter
The Company’s frequent flyer deferred revenue totaled $112 million as of December 31, 2022. As described in Notes 3, 4 and 7 to the consolidated financial statements, members of the Company’s ConnectMiles program earn miles through the Company’s flights, Star Alliance partners and by purchasing the goods and services of the Company’s network of non-airline partners and co-branded credit cards. The miles or points earned can be exchanged for flights on Copa or any of other Star Alliance partner airlines. In determining the value of mileage credits earned, the Company applies an estimate of mileage credits earned that are not expected to be redeemed (“breakage”) prior to their expiration.

To estimate breakage the Company uses a statistical model that incorporates the internal historical redemption data as well as industry patterns to determine the redemptions behavior. However, considering Copa’s frequent flyer program was established in 2015, its historical redemption data is limited. Changes in the estimated breakage are applied on a prospective basis. The initial estimate of breakage is established at the time the miles are earned, but the expected breakage on outstanding miles is updated annually along with the estimated fair value of the miles earned. The Company engages a specialist to assist in the performance of the breakage calculation.

Auditing the breakage in the frequent flyer program was challenging due to the complexity of the models used related to the determination of future behavior of redemptions.

How We Addressed the Matter in Our Audit
We obtained an understanding, evaluated the design, and tested the controls over the Company’s frequent flyer program. We tested controls over management’s review of the breakage calculations including statistical behavior method of redemptions and the data inputs used for the calculation.

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

To test the completeness and accuracy of the underlying data our procedures included a review of the actual redemptions made from program inception to 2022.

Ernst & Young Limited Corp.
A member practice of Ernst & Young Global Limited
We have served as the Company’s auditor since 1999
Panama City, Republic of Panama
March 2
4
, 2023

Copa Holdings, S. A. and Subsidiaries
Consolidated statement of financial position
As of December, 31
(In US$ thousands)

	Notes	2022	2021
ASSETS
Current assets
Cash and cash equivalents	8	$122,424	$211,081
Investments	9	812,323	806,340
Accounts receivable	10,23	137,583	92,450
Expendable parts and supplies	11	93,332	74,778
Prepaid expenses	12	52,322	31,148
Prepaid income tax		798	16,938
Other currents assets	17	17,043	6,054

		1,235,825	1,238,789
Non-current assets
Investments	9	202,056	199,670
Prepaid expenses	12	7,770	6,727
Property and equipment	13	2,883,524	2,512,704
Right of use assets	14	234,380	166,328
Intangible assets	16	78,555	81,749
Net defined benefit assets	15	504	—
Deferred tax assets	22	30,743	28,196
Other non-current assets	17	17,005	14,098

		3,454,537	3,009,472

Total assets		$4,690,362	$4,248,261

LIABILITIES AND EQUITY
Current liabilities
Loans and borrowings	18	$142,484	$196,602
Current portion of lease liabilities	14	80,084	73,917
Trade, other payables and financial liabilities	19,23	168,839	121,330
Air traffic liability	7.2	651,805	557,331
Frequent flyer deferred revenue	7.2	55,292	34,719
Taxes payable		43,878	32,600
Accrued expenses payable	20	44,913	32,767
Income tax payable		6,276	3,835

		1,193,571	1,053,101
Non-current liabilities
Loans and borrowings long-term	18	1,301,819	1,229,031
Lease liabilities	14	158,289	104,734
Frequent flyer deferred revenue	7.2	56,234	60,395
Net defined benefit liabilities	15	—	7,670
Derivative financial instruments	18	251,150	268,338
Deferred tax liabilities	22	16,571	18,782
Other long-term liabilities	21	220,618	206,813

		2,004,681	1,895,763

Total liabilities		3,198,252	2,948,864

Equity	24
Issued capital
Class A common stock - 34,033,575 (2021 - 33,998,654) shares issued 28,477,704 (2021 - 30,995,120) outstanding		21,327	21,289
Class B common stock - 10,938,125 (2021 - 10,938,125) shares issued and outstanding, no par value		7,466	7,466
Additional paid in capital		103,465	98,348
Treasury stock		(344,541)	(176,902)
Retained earnings		1,715,838	1,367,866
Accumulated other comprehensive loss		(11,445)	(18,670)

Total equity		1,492,110	1,299,397

Commitments and contingencies	27	—	—

Total liabilities and equity		$4,690,362	$4,248,261

The accompanying notes are an integral part of these consolidated financial statements.

F-
4

Copa Holdings, S. A. and Subsidiaries
Consolidated statement of profit or loss
For the year ended December, 31
(In US$ thousands)

	Notes	2022	2021	2020
Operating revenue
Passenger revenue		$2,824,719	$1,412,390	$760,594
Cargo and mail revenue		101,765	71,577	21,002
Other operating revenue		38,549	25,964	19,407

	7	2,965,033	1,509,931	801,003
Operating expenses
Fuel		1,052,637	383,179	166,723
Wages, salaries, benefits and other employees’ expenses		380,385	258,128	256,327
Passenger servicing		70,080	35,869	27,566
Airport facilities and handling charges		192,584	131,335	59,536
Sales and distribution		224,465	129,877	70,395
Maintenance, materials and repairs		104,114	41,888	76,948
Depreciation and amortization	13,14,16	267,704	239,946	259,336
Impairment of non financial assets	13,16	—	(5,441)	243,097
Flight operations		97,256	55,766	30,028
Other operating and administrative expenses		125,424	87,426	71,977

		2,514,649	1,357,973	1,261,933

Operating profit (loss)		450,384	151,958	(460,930)
Non-operating income (expense)
Finance cost	14,18	(87,631)	(76,234)	(73,045)
Finance income	18	18,030	10,849	19,963
Loss on foreign currency fluctuations		(9,812)	(6,174)	(8,459)
Net change in fair value of derivatives	18	17,189	(22,778)	(107,139)
Other net non-operating income (expense)		70	(3,291)	(1,169)

		(62,154)	(97,628)	(169,849)

Profit (loss) before taxes		388,230	54,330	(630,779)
Income tax expense	22	(40,176)	(10,486)	23,717

Net profit (loss)		$348,054	$43,844	$(607,062)

Earnings (loss) per share	26

Basic		$8.58	$1.03	$(14.28)

Diluted		$7.88	$1.03	$(14.28)

The accompanying notes are an integral part of these consolidated financial statements.

F-
5

Copa Holdings, S. A. and Subsidiaries
Consolidated statement of comprehensive income (loss)
For the year ended December, 31
(In US$ thousands)

	2022	2021	2020
Net profit (loss)	$348,054	$43,844	$(607,062)

Other comprehensive income (loss)
Other comprehensive income (loss) not to be reclassified to profit or loss in subsequent periods - Remeasurement of actuarial gain (loss), net of amortization	7,225	5,412	(15,454)

Total comprehensive income (loss) for the year	$355,279	$49,256	$(622,516)

The accompanying notes are an integral part of these consolidated financial statements.

Copa Holdings, S. A. and Subsidiaries
Consolidated statement of changes in equity
For the year ended December,31
(In US$ thousands)

		Common stock (Non - par value)		Issued capital		Additional paid in capital	Treasury stock	Retained earnings	Accumulated other comprehensive income (loss)	Total equity
	Notes	Class A	Class B	Class A	Class B
At January 1, 2020		31,337,856	10,938,125	$21,142	$7,466	$86,135	$(136,388)	$1,965,179	$(8,628)	$1,934,906
Net loss		—	—	—	—	—	—	(607,062)	—	(607,062)
Other comprehensive loss	15	—	—	—	—	—	—	—	(15,454)	(15,454)
Issuance of stock for employee awards		83,409	—	57	—	(57)	—	—	—	—
Share-based compensation expense	25	—	—	—	—	5,263	—	—	—	5,263
Dividends paid	24	—	—	—	—	—	—	(33,990)	—	(33,990)
Other		—	—	—	—	—	—	(105)	—	(105)

At December 31, 2020		31,421,265	10,938,125	$21,199	$7,466	$91,341	$(136,388)	$1,324,022	$(24,082)	$1,283,558
Net profit		—	—	—	—	—	—	43,844	—	43,844
Other comprehensive income	15	—	—	—	—	—	—	—	5,412	5,412
Issuance of stock for employee awards		132,880	—	90	—	(90)	—	—	—	—
Share-based compensation expense	25	—	—	—	—	7,097	—	—	—	7,097
Repurchase of treasury shares	24	(559,025)	—	—	—	—	(40,514)	—	—	(40,514)

At December 31, 2021		30,995,120	10,938,125	$21,289	$7,466	$98,348	$(176,902)	$1,367,866	$(18,670)	$1,299,397
Net profit		—	—	—	—	—	—	348,054	—	348,054
Other comprehensive income	15	—	—	—	—	—	—	—	7,225	7,225
Issuance of stock for employee awards		54,501	—	38	—	(38)	—	—	—	—
Share-based compensation expense	25	—	—	—	—	5,155	—	—	—	5,155
Repurchase of treasury shares	24	(2,571,917)	—	—	—	—	(167,639)	—	—	(167,639)
Other		—	—	—	—	—	—	(82)	—	(82)

At December 31, 2022		28,477,704	10,938,125	$21,327	$7,466	$103,465	$(344,541)	$1,715,838	$(11,445)	$1,492,110

The accompanying notes are an integral part of these consolidated financial statements.

F-
7

Copa Holdings, S. A. and Subsidiaries
Consolidated statement of cash flows
For the year ended December,31
(In US$ thousands)

	Notes	2022	2021	2020
Operating activities
Net profit (loss)		$348,054	$43,844	$(607,062)
Adjustments for:
Income tax expense		40,176	10,486	(23,717)
Finance cost	18	87,631	76,234	73,045
Finance income	18	(18,030)	(10,849)	(19,963)
(Reversal) impairment of non financial assets		—	(5,441)	243,097
Depreciation and amortization	13,14,16	267,704	239,946	259,336
Disposal of non financial assets		(2,458)	4,260	4,635
Impairment of financial assets	9,10	2,408	1,516	1,570
Allowance for obsolescence of expendable parts and supplies		80	30	47
Share-based compensation expense	25	5,155	7,097	5,263
Net change in fair value of derivatives	18	(17,189)	22,778	107,139
Unrealized loss on investment	9	4,252	274	—
Net foreign exchange differences		25,330	44,853	44,328
Change in:
Accounts receivable		(51,318)	(35,645)	71,625
Accounts receivable from related parties	10	(336)	(403)	(1,282)
Other current assets		(47,436)	(4,599)	11,148
Other assets		(10,874)	(6,786)	8,895
Accounts payable		46,982	49,285	(55,718)
Accounts payable from related parties	19	(6,945)	4,978	(11,116)
Air traffic liability		94,474	86,636	(26,679)
Frequent flyer deferred revenue		16,413	3,901	10,887
Other liability		33,317	6,450	(36,975)

Cash from operating activities		817,390	538,845	58,503
Income tax paid		(26,353)	(3,904)	(37,631)
Interest paid		(44,761)	(40,170)	(41,938)
Interest received		12,267	12,514	26,343

Net cash from operating activities		758,543	507,285	5,277
Investing activities
Acquisition of investments		(763,842)	(1,117,214)	(904,570)
Proceeds from redemption and sale of investments		749,576	1,001,268	840,627
Advance payments on aircraft purchase contracts		(377,670)	(276,939)	—
Reimbursement of advance payments on aircraft purchase contracts		105,381	70,800	—
Acquisition of property and equipment		(254,561)	(206,795)	(44,065)
Proceeds from sale of property and equipment		7,426	81,336	30,666
Acquisition of intangible assets	16	(18,461)	(11,591)	(16,419)

Net cash used in investing activities		(552,151)	(459,135)	(93,761)
Financing activities
Proceeds from issue of convertible notes, net of costs	18	—	—	342,898
Proceeds from new borrowings	18	222,481	352,278	145,000
Payments on loans and borrowings	18	(249,519)	(142,233)	(267,086)
Payment of lease liability	14	(79,017)	(80,992)	(93,213)
Repurchase of treasury shares	24	(167,639)	(40,514)	—
Dividends paid		—	—	(33,990)

Net cash (used) from in financing activities		(273,694)	88,539	93,609

Net (decrease) increase in cash and cash equivalents		(67,302)	136,689	5,125
Cash and cash equivalents at January 1		211,081	119,065	158,732
Effect of exchange rate change on cash		(21,355)	(44,673)	(44,792)

Cash and cash equivalents at December 31		$122,424	$211,081	119,065

The accompanying notes are an integral part of these consolidated financial statements.

F-
8

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
These consolidated financial statements comprise the Company and its subsidiaries: Compañía Panameña de Aviación, S. A. (“Copa Airlines”), Oval Financial Leasing, Ltd. (“OVAL”), AeroRepública, S. A. (“AeroRepública”) and, La Nueva Aerolínea, S.A (“LNA”).

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

•
LNA. is a Panamanian air carrier, incorporated according to the laws of the Republic of Panama and will provide international air transportation for passengers, cargo and mail, operating from the Republic of Panama. LNA, will operate air transportation for passengers under “Wingo’s” brand, low-cost
business model, and it is expected to start operations during 2023.

The Company currently offers approximately 327 daily scheduled flights to 78 destinations in 32 countries in North, Central and South America and the Caribbean, mainly from its Panama City Hub. Additionally, the Company provides passengers with access to flights to more than 180 international destinations through codeshare agreements. The Company is part of Star Alliance, the leading global airline network since June 2012.
The Company has a broad commercial alliance with United Airlines Holdings, Inc. (“United”), which was renewed during May 2021, for another five years. This Alliance includes an extensive and expanding code-sharing and technology cooperation.
Copa Airlines has the loyalty program “ConnectMiles”, designed to strengthen the relationship with its frequent flyers and provide exclusive attention. ConnectMiles members are eligible to earn and redeem miles to any of Star Alliance’s, 1,200 (unaudited) destinations in 184 countries (unaudited) within 26 airlines members (unaudited).
In March 2022, the newly converted freighter aircraft, the Boeing
737-800
BCF (Boeing Converted Freighter) with a capacity of
21.7 tons
per flight, began operations. The aircraft came from the Company’s fleet and was converted into a freighter by Boeing. This freighter aircraft will further increase cargo capacity. As of December 31, 2022, the Company operates a fleet of 97 aircraft with an average age of 9.5 years, and consists of 67 Boeing
737-800
Next Generation aircraft, 9 Boeing
737-700
Next Generation aircraft, 1 Boeing
737-800
BCF and 20
737-MAX
aircraft.

F- 9	(Continued)

COPA HOLDINGS, S. A. AND SUBSIDIARIES
Notes to the consolidated financial statements

The consolidated financial statements for the year ended December 31, 2022 have been authorized for issuance by the Company’s Chief Executive Officer and Chief Financial Officer on March 2
4
, 2023.

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
Going concern
Since the beginning of the pandemic in 2020, the Company has taken proactive actions, focusing on reducing fixed costs, further bolstering its liquidity position, to continue strengthening its long term competitive position and to implement initiatives to further strengthen its network and product in the post
COVID-19
world.
As of December 31, 2022, the Company ended the year with $1.3 billion of available liquidity, consisting of approximately $927.4 million in cash, short-term investments (see notes 8 and 9), and
$355.0 million of committed and undrawn credit facilities (see note 27).
Based on these factors, manage
m
ent has prepared the financial statements as of December 31, 2022 on the basis that it will continue to operate as a going concern.

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
The following are the significant subsidiaries included in these financial statements:

	Country of Incorporation	Ownership interest
Name		2022	2021
Copa Airlines	Panama	99.9%	99.9%
AeroRepublica	Colombia	99.9%	99.9%
Oval	British Virgin Islands	100%	100%
LNA	Panama	100%	100%

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
Passenger revenue from tickets is recognized when transportation is provided or when the ticket expires unused, rather than when a ticket is sold. The amount of passenger ticket sales, not yet recognized as revenue, is reflected under “Air traffic liability” in the consolidated statement of financial position.
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
Since 2020, in response to
Covid-19
and

for those

tickets which were scheduled to expire before June 2021, the Company established a new commercial policy that extended the tickets expiration to June 30, 2022.
The Company calculated a specific breakage for tickets that were not expected not to be used based on this new commercial policy. As of December 31, 2022, all revenue related to these tickets has been recognized in the consolidated statement of profit or loss.
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
As of December 31, 2022 and 2021, the Company cash position is comprise from cash on hand and in banks.

F- 14	(Continued)

COPA HOLDINGS, S. A. AND SUBSIDIARIES
Notes to the consolidated financial statements

(f)	Financial instruments
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
A financial asset is written off when there is no reasonable expectation of recovering the contractual cash flows. The Company considers that there are no realistic prospects of recovery of the asset if any of the following indicators are present:

•	the debtor is in a state of permanent disability

•	the Company has exhausted all legal and/or administrative recourse

•	where the account exceeds one year without decreases

•	when there are no documents establishing the debt
Losses arising from impairment are recognized under “Other operating and administrative expenses” in the consolidated statement of profit or loss.

F-18	(Continued)

COPA HOLDINGS, S. A. AND SUBSIDIARIES
Notes to the consolidated financial statements

Financial liabilities

(i)	Initial recognition and measurement
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

As of December 31, 2022 and 2021, the Company does not have financial instruments designated under hedge accounting.

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
non-derivative
host contract on initial recognition.
After initial recognition, the debt host contract would be measured at amortized cost, and the derivative liability, not being closely related to the debt host contract, would be measured at fair value through profit or loss.

(i)	Expendable parts and supplies
Expendable parts and supplies for flight equipment are carried at the lower of the average acquisition cost or replacement cost, and are expensed when used in operations. The replacement cost is the estimated purchase price in the ordinary course of business.

F- 21	(Continued)

COPA HOLDINGS, S. A. AND SUBSIDIARIES
Notes to the consolidated financial statements

(j)	Passenger traffic commissions
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

Property and equipment	Estimate useful life (years)	Residual Value
Flight equipment (*)
Airframe and core engines	27	15%
Major maintenance events	3-16	—
Convertion to freighter	Lesser of 10 years and remaining useful life of the aircraft
Cabin refurbishment	Lesser of remaining useful life of the aircraft and estimated useful life of the refurbishment
Ramp and miscellaneous
Ground equipment	10	—
Furniture, fixture, equipment and other	5-10	—
Leasehold improvements	Lesser of remaining lease term and estimated useful life of the leasehold improvement	—
(*) Estimates for Boeing 737-700 fleet may differ , see note 13.

F- 22	(Continued)

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
Sale and leaseback transactions
The Company enters into transactions whereby an asset is sold and subsequently lease back.
The Company applies the IFRS 15 requirements for determining whether the transfer of an asset is accounted for as a sale.
If the transfer of an asset by the seller-lessee satisfies the requirements of IFRS 15 to be accounted for as a sale of the asset:

•	The seller-lessee measures the ROU at the proportion of the previous carrying amount that relates to the ROU retained by the seller-lessee; and

•	The buyer-lessor shall account for the purchase applying the appropriate standards and for the lease applying IFRS 16.
Where either the sale is below fair value or the leasing arrangement below market rates, adjustments are required to measure the proceeds at fair value.
Below market terms are to be accounted for as a prepayment of lease payments and above market terms shall be accounted for as additional financing provided by the buyer to the seller.
The adjustment must be measured with reference to the more determinable of the the difference between the consideration for the sale and the fair value of the asset or the difference between the present value of the contractual lease payments and the the present value of payments for the lease at market rates.
If the transaction does not meet the sale recognition requirements of IFRS 15:

•
the seller-lessee shall continue to recognize the transferred asset and shall recognize a financial liability equal to the transfer proceeds. It shall account for the financial liability applying IFRS 9.

•	the buyer-lessor shall not recognize the transferred asset and shall recognize a financial asset equal to the transfer proceeds. It shall account for the financial asset applying IFRS 9.

F- 25	(Continued)

COPA HOLDINGS, S. A. AND SUBSIDIARIES
Notes to the consolidated financial statements

(m)	Intangible assets
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

•	Global minimum tax
On 8 October 2021, 136 countries, including Panama, reached an agreement for a two-pillar
approach to international tax reform. Amongst other things, Pillar One proposes a reallocation of a proportion of tax to market jurisdictions, while the Pillar Two Global anti-Base Erosion rules (“GloBE Rules”) propose four new taxing mechanisms under which multinational enterprises (“MNEs”) would pay a minimum level of tax (“Minimum Tax”): the Subject to Tax Rule is a tax treaty-based rule that generally proposes a Minimum Tax on certain cross-border intercompany transactions that otherwise are not subject to a minimum level of tax; the Income Inclusion Rule (“IIR”); the Under Taxed Payments Rule (“UTPR”); and the Qualified Domestic Minimum
Top-up
Tax (“QDMT”) generally propose a Minimum Tax
of 15
% on the income arising in each jurisdiction in which an MNE operates. The Company expects implement these new rules by 2024.
Under IAS 12
Income Tax
, a new tax law is effective when it is enacted or substantively enacted in a particular jurisdiction. The Company as MNE is monitoring the regulatory developments in respect of (substantive) enactment of the GloBE Rules in all of the jurisdictions where its operates either through wholly- or partially owned subsidiaries and, permanent establishments. At the date when the financial statements were authorized for issue, none of the jurisdictions in which the Company operates had enacted or substantively enacted the tax legislation related to the top-up
tax.
At December 31, 2022, the Company did not have sufficient information to determine the potential quantitative impact. The impact of changes in corporate tax rates on the measurement of tax assets and liabilities depends on the nature and timing of the legislative changes in each country.

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

F- 29	(Continued)

COPA HOLDINGS, S. A. AND SUBSIDIARIES
Notes to the consolidated financial statements

(p)	Provisions
Provisions for costs, including restitution, restructuring and legal claims and assessments are recognized when:

•	the Company has a present legal or constructive obligation as a result of past events;

•	it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation; and the amount of obligation can be reliably estimated.
When the Company expects some or all of a provision to be reimbursed, for example, under an insurance contract, the reimbursement is recognised as a separate asset, but only when the reimbursement is virtually certain. The expense relating to a provision is presented in the statement of profit or loss net of any reimbursement.
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
Defined benefit plan
The Company has a defined benefit plan in accordance with Panamanian law, which requires contributions to be made to a separately administered fund.
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

F- 30	(Continued)

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

All the financial statements include amounts for continuing operations. Additional disclosures about assets held for sale are provided in note 13.

F- 31	(Continued)

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
737-700
fleet was classified as “Asset held for sale” in the consolidated statement of financial position.
The Company considered the fleet to meet the criteria to be classified as held for sale for the following reasons:

•	The fleet was available for immediate sale and could be sold to the buyer in its current condition.

•	The actions to complete the sale were initiated and expected to be completed within one year from the date of initial classification.

•	The Board of Directors approved the plan to sell its Boeing 737-700 fleet.
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
Since 2020, in response to
Covid-19
and
for those
tickets which were scheduled to expire before June 2021, the Company established a new commercial policy that extended the tickets expiration to June 30, 2022. The Company calculated a specific breakage for tickets that were not expected to be used based on this new commercial policy. As of December 31, 2022, all revenue related to these tickets has been recognized in the consolidated statement of profit or loss.

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
Management judgement is required to determine the amount of deferred tax assets that can be recognised, based upon the likely timing and the level of future taxable profits, together with future tax planning strategies (see note 22).

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
737-700
fleet in 2025 (see note 13).

5.	Adoption of new and amended standards and interpretations
The Company applied for the first-time certain standards and amendments, which are effective for annual periods beginning on or after 1 January 2022 (unless otherwise stated). The Company has not early adopted any other standard, interpretation or amendment that has been issued but is not yet effective.
Amendments to IAS 37
– Onerous Contracts – Costs of Fulfilling a Contract
An onerous contract is a contract under which the unavoidable of meeting the obligations under the contract costs (i.e., the costs that the Company cannot avoid because it has the contract) exceed the economic benefits expected to be received under it.
The amendments specify that when assessing whether a contract is onerous or loss-making, an entity needs to include costs that relate directly to a contract to provide goods or services including both incremental costs (e.g., the costs of direct labour and materials) and an allocation of costs directly related to contract activities (e.g., depreciation of equipment used to fulfil the contract and costs of contract management and supervision). General and administrative costs do not relate directly to a contract and are excluded unless they are explicitly chargeable to the counterparty under the contract.
As of December 31, 2022, the Company has not identified any contracts as being onerous. The Company will apply these amendments when an onerous contract is identified.
Amendments to IFRS 3
– Reference to the Conceptual Framework
The amendments replace a reference to a previous version of the IASB’s Conceptual Framework with a reference to the current version issued in March 2018 without significantly changing its requirements.
The amendments add an exception to the recognition principle of IFRS 3 Business Combinations to avoid the issue of potential ‘day 2’ gains or losses arising for liabilities and contingent liabilities that would be within the scope of IAS 37 Provisions, Contingent Liabilities and Contingent Assets or IFRIC 21 Levies, if incurred separately. The exception requires entities to apply the criteria in IAS 37 or IFRIC 21, respectively, instead of the Conceptual Framework, to determine whether a present obligation exists at the acquisition date.
The amendments also add a new paragraph to IFRS 3 to clarify that contingent assets do not qualify for recognition at the acquisition date.
These amendments had no impact on the consolidated financial statements of the Company as there were no business combinations within the scope of these amendments that arose during the period.

F- 36	(Continued)

COPA HOLDINGS, S. A. AND SUBSIDIARIES
Notes to the consolidated financial statements

Amendment to IAS 16
– Property, Plant and Equipment: Proceeds before Intended Use
The amendment prohibits entities from deducting from the cost of an item of property, plant and equipment, any proceeds of the sale of items produced while bringing that asset to the location and condition necessary for it to be capable of operating in the manner intended by management. Instead, an entity recognises the proceeds from selling such items, and the costs of producing those items, in profit or loss.
These amendments had no impact on the consolidated financial statements of the Company.
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
These amendments had no impact on the consolidated financial statements of the Company as there were no modifications of the Company’s financial instruments during the period.
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
The Company has exposures to LIBORs on its variable rate aircraft loans. Amendments to the financial debt instruments with contractual terms indexed to LIBOR such that they incorporate new benchmark rates, is expected to be completed during 2023, using as the alternative reference rate, the Secured Overnight Financing Rate (SOFR).
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
As of December 31, 2022 the amendment had no impact on the consolidated financial statements of the Company. The Company intends to use the practical expedients in 2023, when the change on interest rate in our financing contracts become applicable.

F- 37	(Continued)

COPA HOLDINGS, S. A. AND SUBSIDIARIES
Notes to the consolidated financial statements

6.	Standards issued but not yet effective
The new and amended standards and interpretations that are issued, but not yet effective, up to the date of issuance of the Company’s financial statements are disclosed below. The Company intends to adopt these standards, if applicable, when they become effective
Amendments to IAS 1
- Classification of Liabilities as Current or
Non-current
In January 2020, the IASB issued amendments to paragraphs 69 to 76 of IAS 1
Presentation of Financial Statements
to specify the requirements for classifying liabilities as current or non-current
and apply for annual reporting periods beginning on or after January 2023. The amendments clarify:

•	What is meant by a right to defer settlement.

•	That a right to defer must exist at the end of the reporting period.

•	That classification is unaffected by the likelihood that an entity will exercise its deferral right.

•	That only if an embedded derivative in a convertible liability is itself an equity instrument would the terms of a liability not impact its classification
However, the IASB has subsequently proposed further amendments to IAS 1 and the deferral on the effective date to no earlier than January 2024. Due to these ongoing developments, the Company is unable to determine the impacts of these amendments on the consolidated financial statements in the period of initial application.
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
The amendments apply for annual reporting periods beginning on or after 1 January 2023, and1 January 2023 and should be applied to transactions that occur on or after the beginning of the earliest comparative period presented. In addition, entities should recognize deferred tax assets (to the extent that it is probable that they can be utilized) and deferred tax liabilities at the beginning of the earliest comparative period for all deductible and taxable temporary differences associated with:

•	Right-of-use assets and lease liabilities, and

•	Decommissioning, restoration and similar liabilities, and the corresponding amounts recognized as part of the cost of the related assets.
The cumulative effect of recognizing these adjustments is recognized in retained earnings, or another component of equity, as appropriate.
The Company is currently assessing the impact of the amendment, there will be an impact on retained earnings, for the initial recognition of the deferred tax liability related to the taxable temporary difference in relation to the ROU and a deferred tax asset for the deductible temporary difference in relation to the lease liability, but will not be material in the consolidated financial statements.
Amendment to IFRS 16 -
Lease Liability in a Sale and Leaseback
In September 2022, the IASB issued Lease Liability in a Sale and Leaseback. The amendment to IFRS 16 Leases specifies the requirements that a seller-lessee uses in measuring the lease liability arising in a sale and leaseback transaction, to ensure the seller-lessee does not recognise any amount of the gain or loss that relates to the right of use it retains. These amendments explain how an entity accounts for a sale and leaseback after the date of the transaction. Sale and leaseback transactions where some or all the lease payments are variable lease payments that do not depend on an index or rate are most likely to be impacted.
The amendment applies retrospectively to annual reporting periods beginning on or after 1 January 2024. Earlier application is permitted.
During 2022, the Company entered into sale and lease back transactions, howewer we do not expect impacts for the adoption of this amendment since the lease payments on these transactions are fixed.
Amendment to IAS 1 -
Non current liabilities with covenants
In November 2022, the IASB issued Non current liabilities with covenants, in the amendments, the Board clarifies that only covenants with which an entity must comply on or before the reporting date will affect a liability’s classification as current or non-current.
The amendments will be effective for annual reporting periods beginning on or after 1 January 2024 and will need to be applied retrospectively in accordance with IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors. Early adoption is permitted, but will need to be disclosed.
The amendment is not expected to have a material impact on the consolidated financial statements.

F- 39	(Continued)

COPA HOLDINGS, S. A. AND SUBSIDIARIES
Notes to the consolidated financial statements

7.	Revenue from contract with customers

7.1	Revenue disaggregation
Operating revenues are comprised of passenger revenues, cargo and mail, and other operating revenues. The following table shows disaggregated operating revenues for the years ended as December 31, 2022, 2021 and 2020.

	2022	2021	2020
Passenger revenue
Passenger revenue	$2,793,420	$1,388,089	$752,050
Miles redeemed	31,299	24,301	8,544

	2,824,719	1,412,390	760,594

Cargo and mail revenue	101,765	71,577	21,002

Other operating revenue
Frequent flyer program - marketing services	28,396	18,897	15,452
Other operating revenue	10,153	7,067	3,955

	38,549	25,964	19,407

	$2,965,033	$1,509,931	$801,003

7.2	Contract balances
The significant contract liabilities are comprised of ticket sales for transportation that has not yet been provided, recorded as “Air traffic liability” and outstanding loyalty program miles that may be redeemed for future travel, recorded as “Frequent flyer deferred revenue”.
The table below presents the changes in air traffic liability:

	2022	2021
Balance at beginning of year	$557,331	$470,695
Sales	3,320,260	1,801,347
Revenue recognition	(2,623,256)	(1,326,627)
Tax recognition	(450,541)	(218,624)
Reimbursements	(105,508)	(129,296)
Interline tickets	(52,496)	(26,436)
Other	6,015	(13,728)

Balance at end of year	$651,805	$557,331

The contract duration of passenger tickets is one year. Accordingly, any revenue associated with tickets sold for future travel dates will be recognized within twelve months. Since 2020, in response to
Covid-19
and
for those
tickets which were scheduled to expire before June 2021, the Company established a new commercial policy that extended the tickets expiration to June 30, 2022 The Company calculated a specific breakage for tickets that were not expected be used based on this new commercial policy. As of December 31, 2022, the revenue related to these tickets, has been recognized in the consolidated statement of profit or loss.

F- 40	(Continued)

COPA HOLDINGS, S. A. AND SUBSIDIARIES
Notes to the consolidated financial statements

The table below presents the activity of the current and
non-current
frequent flyer liability:

	2022	2021
Balance at beginning of year	$95,114	$91,213
Deferred of revenue	47,711	28,202
Recognition of revenue	(31,299)	(24,301)

Balance at end of year	$111,526	$95,114

Current	55,292	34,719
Non-current	56,234	60,395

	$111,526	$95,114

Contract assets are reflected as account receivable. See note 10.
7.3     Segment reporting
The Company’s business activities are conducted as one operating segment – Air transportation (that includes cargo and mail revenue), the reporting results of which are regularly reviewed by management for purposes of analyzing its performance and making decisions about resource allocations. Information concerning operating revenue by geographic area for the period ended December 31 is as follows:

	2022	2021	2020
North America	$957,730	$428,457	$233,039
South America	1,094,450	557,827	281,008
Central America	819,534	475,590	246,727
Caribbean	54,770	22,093	20,822

	$2,926,484	$1,483,967	$781,596

The Company attributes revenue to the geographic areas based on point of sales. Our tangible assets and capital expenditures consist primarily of flight and related ground support equipment, which is mobile across geographic markets and, therefore, has not been allocated.
8.     Cash and cash equivalents

	2022	2021
Checking and saving accounts	$122,184	$210,818
Cash on hand	240	263

	$122,424	$211,081

Cash at checking and saving accounts, earned interest based on rates determined by the banks in which the instruments are held.
As of December 31, 2022, the cash and cash equivalents disclosed above and in the consolidated statement of cash flows include $7.3 million (2021: $12.9 million) that the Company has pledged from its checking and saving accounts to fulfill the collateral requirement.
As of December 31, 2022 and 2021, except for the cash pledged to fulfill collateral requirement, the Company’s cash and cash equivalents are free of restriction or charges that could limit its availability.

F- 41	(Continued)

COPA HOLDINGS, S. A. AND SUBSIDIARIES
Notes to the consolidated financial statements

9.	Investments

	2022			2021
	Current	Non Current	Total	Current	Non Current	Total
Investment at amortised cost
Time deposits	$432,750	$65,000	$497,750	$382,000	$103,000	$485,000
Bonds	286,203	137,907	424,110	300,630	96,966	397,596

	718,953	202,907	921,860	682,630	199,966	882,596
Allowance for expected credit losses	(2,104)	(851)	(2,955)	(1,016)	(296)	(1,312)

	716,849	202,056	918,905	681,614	199,670	881,284
Investment at fair value through profit or loss
Investment funds	95,474	—	95,474	124,726	—	124,726

	$812,323	$202,056	$1,014,379	$806,340	$199,670	$1,006,010

Investments at amortised cost include time deposits, and bonds which include, zero coupon bonds and listed corporate bonds. All of the investments are denominated in U.S. dollar, as a result, there is no exposure to foreign currency risk. There is also no exposure to price risk as the investments will be held to maturity.
Time deposits earned interest based on rates determined by the banks in which the instruments are held. The use of these instruments before its maturity date depends on the cash requirements of the Company.
Listed corporate bonds, have interest rates ranging between 0.40% and 5.25% (2021: between 0.15% and 5.75%).
The information about the expected credit loss over these financial assets is disclosed in note 28.3.
Investments at fair value through profit or loss (“FVPL”) include investments in listed equity shares of an investment fund. Fair values of these equity shares are determined by reference to published price quotations in an active market. During 2022, the Company recognize a net unrealized loss on instruments at FVPL of $4.2 million (2021: $0.3 million) recorded under “Other net non-operating
income (expense)” in the accompanying consolidated statement of profit or loss.
For information about the methods and assumptions used in determining fair value see 28.6.

10.	Accounts receivable

	2022	2021
Credit cards	$75,274	$48,361
Clearing house	32,278	16,566
Airlines	2,180	3,123
Cargo and courier	9,023	10,784
Agencies	4,090	2,214
Government	6,446	6,060
Trade receivables from related parties	2,168	1,832
Other	13,814	11,075

	145,273	100,015
Allowance for expected credit losses	(7,690)	(7,565)

	$137,583	$92,450

Trade receivables are
non-interest
bearing and have maturities between 30 to 90 days.

F- 42	(Continued)

COPA HOLDINGS, S. A. AND SUBSIDIARIES
Notes to the consolidated financial statements

See detail of trade receivables from related parties in note 23.
The category “Other” mainly includes receivables from miles’ partners and employees accounts.
The change in the allowance for expected credit losses in respect of accounts receivable during the year was as follows.

	2022	2021	2020
Balance at beginning of years	$(7,565)	$(6,483)	$(5,579)
Additions	(765)	(1,421)	(1,310)
Write-off	640	339	406

Balance at end of year	$(7,690)	$(7,565)	$(6,483)

The information about the credit exposures is disclosed in note 28.3.

11.	Expendable parts and supplies

	2022	2021
Material for repair and maintenance	$88,276	$70,929
Other inventories	5,158	4,217

	93,434	75,146
Allowance for obsolescence	(102)	(368)

	$93,332	$74,778

Expendable parts and supplies recognized when used as an expense in the accompanying consolidated statement of profit or loss under “Maintenance, materials and repairs” amount to $25.4 million, (2021: $22.0 million and, 2020: $12.7 million).

12.	Prepaid expenses

	2022	2021
Prepaid taxes	$25,385	$13,095
Prepaid commissions	3,936	4,822
Prepaid insurance	446	522
Prepaid to supplier	30,325	19,436

	$60,092	$37,875

Current	52,322	31,148
Non-current	7,770	6,727

	$60,092	$37,875

The current portion of prepaid taxes amounts to $9.2 million and mainly includes tax advance of VAT, and withholdings taxes (2021: $6.4 million). The non-current
portion of prepaid expenses mainly include tax credits for $7.7 million (2021: $5.2 million).
Prepaid to supplier mainly includes operating expenses related to aircraft rent, fuel and maintenance services.

F- 43	(Continued)

COPA HOLDINGS, S. A. AND SUBSIDIARIES
Notes to the consolidated financial statements

13.    Property and equipment

	Land	Flight equipment	Purchase deposits for flight equipment	Ramp and miscellaneous	Furniture, fixtures, equipment a and other	Leasehold improvements	Construction in progress	Total
Cost -
Balance at January 1, 2020	$6,301	$3,038,594	$463,274	$56,337	$32,798	$65,291	$5,587	$3,668,182
Transfer of pre-delivery payments	—	49,860	(49,860)	—	—	—	—	—
Additions	—	39,492	—	582	221	566	3,204	44,065
Disposals	—	(34,626)	—	(306)	(223)	(780)	—	(35,935)
Assets held for sale	—	(554,790)	—	—	—	—	—	(554,790)
Reclassifications	—	244	(5,600)	—	—	2,382	(2,626)	(5,600)

Balance at December 31, 2020	$6,301	$2,538,774	$407,814	$56,613	$32,796	$67,459	$6,165	$3,115,922
Transfer of pre-delivery payments	—	284,170	(284,170)	—	—	—	—	—
Additions	—	75,080	347,010	525	1,114	290	11,296	435,315
Disposals	—	(36,351)	—	(3,576)	(140)	(3,139)	—	(43,206)
Reclassifications	—	1,028	5,600	—	135	657	(1,877)	5,543
Reclassifications from assets held for sale	—	62,875	—	—	—	—	—	62,875

Balance at December 31, 2021	$6,301	$2,925,576	$476,254	$53,562	$33,905	$65,267	$15,584	$3,576,449
Transfer of pre-delivery payments	—	50,977	(50,977)	—	—	—	—	—
Additions	—	228,908	383,176	2,903	3,318	3,291	882	622,478
Disposals	—	(46,121)	—	(1,395)	(4,265)	(164)	(29)	(51,974)
Reclassifications	—	8,179	(76,200)	—	—	5,873	(14,052)	(76,200)

Balance at December 31, 2022	$6,301	$3,167,519	$732,253	$55,070	$32,958	$74,267	$2,385	$4,070,753
Accumulated depreciation and impairment -
Balance at January 1, 2020	$—	$(1,028,085)	$—	$(43,871)	$(27,506)	$(36,318)	$—	$(1,135,780)
Depreciation for the year	—	(126,988)	—	(3,121)	(3,134)	(5,759)	—	(139,002)
Disposals	—	32,335	—	290	179	295	—	33,099
Impairment	—	—	—	—	—	—	(4)	(4)
Assets held for sale	—	273,251	—	—	—	—	—	273,251

Balance at December 31, 2020	$—	$(849,487)	$—	$(46,702)	$(30,461)	$(41,782)	$(4)	$(968,436)
Depreciation for the year	—	(127,432)	—	(2,576)	(1,639)	(4,696)	—	(136,343)
Disposals	—	34,893	—	3,501	137	2,503	—	41,034

Balance at December 31, 2021	$—	$(942,026)	$—	$(45,777)	$(31,963)	$(43,975)	$(4)	$(1,063,745)
Depreciation for the year	—	(163,674)	—	(2,392)	(1,354)	(4,490)	—	(171,910)
Disposals	—	42,631	—	1,366	4,265	164	—	48,426

Balance at December 31, 2022	$—	$(1,063,069)	$—	$(46,803)	$(29,052)	$(48,301)	$(4)	$(1,187,229)
Carrying amounts -
At December 31, 2020	$6,301	$1,689,287	$407,814	$9,911	$2,335	$25,677	$6,161	$2,147,486

At December 31, 2021	$6,301	$1,983,550	$476,254	$7,785	$1,942	$21,292	$15,580	$2,512,704

At December 31, 2022	$6,301	$2,104,450	$732,253	$8,267	$3,906	$25,966	$2,381	$2,883,524

F- 44	(Continued)

COPA HOLDINGS, S. A. AND SUBSIDIARIES
Notes to the consolidated financial statements

Flight equipment
Flight equipment includes aircraft, engines, aircraft components, and major maintenance of own and leased aircraft.
During 2022, the Company capitalized 3 Boeing 737 MAX aircraft (2021: 6 Boeing 737 MAX aircraft). The Company acquired these aircraft through financing from the Export-Import Bank of the United States (the “EXIM Bank”). These arrangements establish quarterly payments of obligations, and have a term of 12 years.
In March 2022, the newly converted freighter aircraft, the Boeing
737-800
BCF (Boeing Converted Freighter) with a capacity of 21.7 tons per flight, began operations. The convertion is depreciated over the lesser of ten years or remaining useful life of the aircraft.
Aircraft with a carrying value of $1.5 billion (includes new acquired aircraft) are pledged as collateral for the obligation of the special purpose entities as of December 31, 2022 (2021: $1.5 billion).
During 2021, the Company identified indicators of impairment in its CGU due the capacity reductions, the temporary grounding of part of its fleet, following by the reduction in air traffic as a result of the
Covid-19
pandemic. To determine whether impairment exists, the recoverable amount at the level of the CGU, was determined using cash flow projections from financial forecasts approved by senior management covering a five-year period. The pre-tax
discount rate applied to cash flow projections was 13.6%. As a result of this analysis, the Company determined the recoverable amount of the CGU was in excess of its book value and, therefore, no impairment was recorded
(See note 16). No impairment indicators were identified in 2022.
Purchase deposits for flight equipment
Purchase deposits for flight equipment corresponds to the future purchase of MAX aircraft and engines (see note 27).
As of December 31, 2022, the additions for $383.2 million include $377.7 million of advance payments paid on aircraft purchase contracts made during 2022 (2021: the additions for $347.0 million include $276.9 million of advance payments paid on aircraft purchase contracts).
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
Other property and equipment
As of December 31, 2022 construction in progress mainly includes remodeling projects for airport facilities and offices. As of December 31, 2021, construction in progress mainly includes the construction of the new VIP lounge in the Terminal 2 of Tocumen International Airport and other remodeling projects for airport facilities and offices.
During 2022, the Company capitalized under “Leasehold improvements” $5.2 million for improvements to the the new VIP lounge in Terminal 2 of Tocumen International Airport and other remodeling projects for Terminal facilities and offices.

F- 45	(Continued)

COPA HOLDINGS, S. A. AND SUBSIDIARIES
Notes to the consolidated financial statements

During 2021, the Company capitalized under “Leasehold improvements” $0.7 million for improvements to the Training Center located at the Ciudad del Saber in Panama City, and $0.8 million in other remodeling projects for airport facilities and offices.
Reclassification from assets held for sale
Boeing
737-700
fleet
In August 2020, motivated by the decrease in demand as a consequence of
Covid-19,
the Board of Directors of the Company approved the plan to sell fourteen aircraft Boeing
737-700.
As of December 31, 2020, this decision resulted in impairment losses of $191.2 million.
In 2021, the Company signed an agreement for the sale of three Boeing
737-700
and four spare engines. As of December 31, 2021, the Company has completed the sale of the assets according to the sales plan, no significant additional gain or loss was recognized on the sale.
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
During 2022, the Company sold 2 Boeing
737-700
airframes, no significant additional gain or loss was recognized on the sale.
14.    Leases
The Company as a lessee
The Company leases some aircraft under long-term lease agreements with an average duration of 12 years. Aircraft under operating leases may be renewed in accordance with management’s business plan.
Other leased assets include real estate, airport and terminal facilities, sales offices, maintenance facilities, and general offices. Most lease agreements include renewal options; a few have escalation clauses, but no purchase options.

F- 46	(Continued)

COPA HOLDINGS, S. A. AND SUBSIDIARIES
Notes to the consolidated financial statements

Information about leases for which the Company is a lessee is presented below:
Right of use assets

	Aircraft	Real estate	Total
Balance at January 1, 2020	$260,647	$30,196	$290,843
Additions	21,706	(1,888)	19,818
Impairment	(1,541)	—	(1,541)
Depreciation expense	(88,451)	(6,390)	(94,841)

Balance at December 31, 2020	$192,361	$21,918	$214,279
Additions/(Terminations)	29,157	1,085	30,242
Depreciation expense	(73,687)	(4,506)	(78,193)

Balance at December 31, 2021	$147,831	$18,497	$166,328
Additions/(Terminations)	132,122	10,069	142,191
Depreciation expense	(69,167)	(4,972)	(74,139)

Balance at December 31, 2022	$210,786	$23,594	$234,380

Additions to the
right-of-use
assets include new leases, contract extensions, changes in discount rate and changes in rental payments.
During 2022, the Company entered into lease transactions with third parties, for 3 new Boeing 737 MAX 9 aircraft for approximately 8 years.
Lease liabilities

	2022	2021
Current portion of lease liability
Aircraft	$74,906	$70,061
Real estate	5,178	3,856

	$80,084	$73,917

Long-term lease liability
Aircraft	$135,609	$86,167
Real estate	22,680	18,567

	$158,289	$104,734

	$238,373	$178,651

For leases under IFRS 16 the Company recognizes a provision to estimate the costs for work required to be performed just before the redelivery of the aircraft to the lessors and which does not depend on the aircraft utilization. This provision is booked as a dismantling provision cost under “long term liabilities” in the consolidated statement of financial position. As of December 31, 2022 the total liability related to leases including the provision of dismantling amounts to $266.4 million (2021: $203.1 million).

F- 47	(Continued)

COPA HOLDINGS, S. A. AND SUBSIDIARIES
Notes to the consolidated financial statements

Total cash outflow for leases for the years ended as December 31, 2022 and 2021:

	2022	2021
Aircraft	$79,812	$81,936
Real estate	5,832	5,862

	$85,644	$87,798

As of December 31, 2022 the average incremental borrowing rate of leased aircraft is 3.63% (2021: 2.95%).
The maturity analysis of lease liabilities is disclosed in note 28.5.
Amounts recognized in the consolidated statement of profit or loss related to leases:

	2022	2021	2020
Depreciation and amortization
Aircraft	$69,167	$73,687	$88,451
Real estate	4,972	4,506	6,390

	$74,139	$78,193	$94,841
Impairment of non financial assets
Aircraft	$—	$—	$1,541
Other operating and administrative expenses
Short-term leases	$9,530	$440	$90
Leases of low-value assets	377	279	330
Variable lease payments not include in the measurement of lease liabilities	3,222	1,352	827
Variable lease payments by rental concessions received	—	(1,295)	(489)

	$12,259	$776	$758
Finance cost
Aircraft	$5,153	$5,480	$8,185
Real estate	1,473	1,326	1,717
Unwinding of discount and changes in the discount rate	819	762	832

	$7,445	$7,568	$10,734

	$93,843	$86,537	$107,874

Some property leases contain variable payment terms that are linked to the number of passengers or employees using the areas. Additional, some aircraft leases contain variable payment terms that depend on the aircraft’s flight hours.
The unwinding of discount and changes in the discount rate over leased aircraft correspond to the interest expenses of the discounted dismantling provision.
As of December 31, 2022, the Company did not receive concessions as a direct consequence of the
Covid-19
pandemic. As of December 31, 2021, the Company received rent concessions occurred as a direct consequence of the
Covid-19
pandemic only for its real estate leases, and applied the practical expedient, accounting the

F- 48	(Continued)

COPA HOLDINGS, S. A. AND SUBSIDIARIES
Notes to the consolidated financial statements

concession in the form of forgiveness or deferral of lease payments, as a negative variable lease payment to the concessions.
At December 31, 2020, the impairment loss relates to leased aircraft grounded until its redelivery due the capacity reductions a result of the
Covid-19
pandemic.
The Company as a lessor
From June 2015 to August 2022, the Company leased two aircraft Boeing
737-700,
as part of the strategy of fleet management, in order to optimize the use of aircraft in relation to the routes scheduled for those years. Both leases expired during 2022 and both aircraft airframes were sold to third parties.
Total lease income amounts to $1.7 million for the period ended December 31, 2022 (2021: $3.0 million and 2020: $3.2 million), and is included under “Other operating revenue” in the accompanying consolidated statement of profit or loss.
As of December 31, 2021, the carrying amount of the two aircraft under operating leases was $12.9 million.
15.     Net defined benefit assets (liability)

	2022	2021
Fair value of plan assets	$31,197	$27,413

Defined benefit obligation	(30,332)	(34,593)
Other employee benefits	(361)	(490)

	$(30,693)	$(35,083)

Net defined benefit asset (liability)	$504	$(7,670)

In accordance with Panamanian law, the Company contributes to the following defined benefit plans:
Seniority premium plan:
is a contingent liability that companies must pay to their employees according to article 224 of Panama’s Labor Code according to the following:

Eligibility:	All employees
Benefit:	One week of salary per years of service
Salary:	Average of the 5 prior years of the monthly base salary
Payment:	Lump sum
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

COPA HOLDINGS, S. A. AND SUBSIDIARIES
Notes to the consolidated financial statements

The following table summarizes the components of net benefit expense included under “Wages, salaries, benefits and other employees’ expenses” in the accompanying consolidated statement of profit or loss:

Year ended December 31,2022	Defined benefit obligation	Fair value of assets	Defined benefit assets (liability)
Current service cost	$2,860	$—	$2,860
Interest cost on net benefit obligation	972	(722)	250
Past service cost	16	—	16

Net periodic benefit cost (income)	$3,848	$(722)	$3,126

Year ended December 31,2021	Defined benefit obligation	Fair value of assets	Defined benefit assets (liability)
Current service cost	3,272	$—	$3,272
Interest cost on net benefit obligation	721	(472)	249
Past service cost	191	—	191

Net periodic benefit cost (income)	$4,184	$(472)	$3,712

Year ended December 31,2020	Defined benefit obligation	Fair value of assets	Defined benefit assets (liability)
Current service cost	2,393	—	2,393
Interest cost on net benefit obligation	706	(731)	(25)
Past service cost	457	—	457
Curtailment / Settlement	(2,026)	—	(2,026)

Net periodic benefit cost (income)	$1,530	$(731)	$799

F- 50	(Continued)

COPA HOLDINGS, S. A. AND SUBSIDIARIES
Notes to the consolidated financial statements

The following table shows reconciliation from the opening balance to the closing balances for net employee defined benefit liabilities and its components:

	Defined benefit obligation	Fair value of assets	Other employee benefits liability	Net defined benefit assets (liability)
At January 1, 2020	$(28,195)	$29,086	$(642)	$249
Current service cost	(2,393)	—	—	(2,393)
Interest (cost) income	(706)	731	—	25
Past service cost	(457)	—	—	(457)
Curtailment / Settlement	2,026	—	—	2,026
Return on plan assets	—	374	—	374
Experience gain (loss)	(4,001)	—	—	(4,001)
Actuarial changes arising from changes in demographic assumptions	(11,285)	—	—	(11,285)
Actuarial changes arising from changes in financial assumptions	(1,028)	—	—	(1,028)
Employer contributions	—	1,709	—	1,709
Benefits paid	6,573	(6,117)	—	456
Others	—	—	(7)	(7)

As of December 31, 2020	$(39,466)	$25,783	$(649)	$(14,332)
Current service cost	(3,272)	—	—	(3,272)
Interest (cost) income	(721)	472	—	(249)
Past service cost	(191)	—	—	(191)
Return on plan assets	—	416	—	416
Experience gain (loss)	602	—	—	602
Actuarial changes arising from changes in financial assumptions	4,411	—	—	4,411
Employer contributions	—	2,565	—	2,565
Benefits paid	1,622	(1,102)	—	520
Adjustments	2,422	—	—	2,422
Others	—	(721)	159	(562)

As of December 31, 2021	$(34,593)	$27,413	$(490)	$(7,670)
Current service cost	(2,860)	—	—	(2,860)
Interest (cost) income	(972)	722	—	(250)
Past service cost	(16)	—	—	(16)
Return on plan assets	—	172		172
Experience gain (loss)	(3,959)	—	—	(3,959)
Actuarial changes arising from changes in financial assumptions	10,874	—	—	10,874
Employer contributions	—	3,911	—	3,911
Benefits paid	1,194	(869)	—	325
Others	—	(152)	129	(23)

As of December 31, 2022	$(30,332)	$31,197	$(361)	$504

F- 51	(Continued)

COPA HOLDINGS, S. A. AND SUBSIDIARIES
Notes to the consolidated financial statements
As of December 31, 2022, and 2021, plan assets are comprised totally by fixed term deposits.
For the year ended December 31, 2022, actuarial gain of $7.2 million, (2021: actuarial gain of $5.4 million and 2020: actuarial loss of $15.5 million) were recognized in other comprehensive income.
During 2022 and 2021, the Company did not retire interest earned of the fund. As of December 31, 2020 employer contributions is a net amount of regular contributions by $2.8 million and retirement of interest earned by $1.1 million.

F - 52	(Continued)

COPA HOLDINGS, S. A. AND SUBSIDIARIES
Notes to the consolidated financial statements

The following were the principal actuarial assumptions
at t
he reporting date:

	2022	2021	2020
Economic assumptions -
Discount rate	5.9%	2.9%	2.0%
Compensation - salary increase	4.0%	4.0%	4.0%

Demographic assumptions -
Mortality	Panama expirence		RP - 2000 no collar
Termination	2003 SoA pension plan		13% all ages
Retirement
Males		62 years
Females		57 years
Reasonably possible changes at the reporting date to one of the relevant actuarial assumptions, holding other assumptions constant, would have affected the defined benefit obligation by the amount shown below:

	December, 31 2022		December, 31 2021		December, 31 2020
	Increase	Decrease	Increase	Decrease	Increase	Decrease
Discount rate (0.5% movement)	$1,338	$(1,451)	$1,876	$(2,056)	$2,318	$(2,554)
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
The following payments are expected contributions to the defined benefit plan in future years:

	2022	2021
Up to one year	$2,532	$2,202
One to five years	10,989	8,853
Over five years	16,847	13,271

Total expected payments	$30,368	$24,326

The average duration of the defined benefit plan obligation at the end of the reporting period is 9.8 years.

F- 53	(Continued)

COPA HOLDINGS, S. A. AND SUBSIDIARIES
Notes to the consolidated financial statements

16.	Intangible assets

		Other intangibles assets
	Goodwill	License and software rights	Intangible in process	Total
Cost -
Balance at January 1, 2020	$20,380	$143,201	$17,934	$181,515
Additions	—	4,378	12,041	16,419
Disposals	—	(5,546)	—	(5,546)
Reclassifications	—	13,975	(13,975)	—

Balance at December 31, 2020	$20,380	$156,008	$16,000	$192,388
Additions	—	1,694	9,897	11,591
Reclassifications	—	14,495	(14,495)	—

Balance at December 31, 2021	$20,380	$172,197	$11,402	$203,979
Additions	—	2,899	15,562	18,461
Disposals	—	(29,214)	—	(29,214)
Reclassifications	—	9,594	(9,594)	—

Balance at December 31, 2022	$20,380	$155,476	$17,370	$193,226
Accumulated amortization and impairment—
Balance at January 1, 2020	$—	$(73,399)	$—	$(73,399)
Amortization for the year	—	(25,493)	—	(25,493)
Impairment	—	—	(1,020)	(1,020)
Disposals	—	3,092	—	3,092

Balance at December 31, 2020	$—	$(95,800)	$(1,020)	$(96,820)
Amortization for the year	—	(25,410)	—	(25,410)

Balance at December 31, 2021	$—	$(121,210)	$(1,020)	$(122,230)
Amortization for the year	—	(21,655)	—	(21,655)
Disposals	—	29,214	—	29,214

Balance at December 31, 2022	$—	$(113,651)	$(1,020)	$(114,671)
Carrying amounts -
At December 31, 2020	$20,380	$60,208	$14,980	$95,568

At December 31, 2021	$20,380	$50,987	$10,382	$81,749

At December 31, 2022	$20,380	$41,825	$16,350	$78,555

Goodwill
For impairment testing, goodwill acquired through business combinations is allocated to the air transportation CGU which is also the operating and reportable segment of the Company. Goodwill is tested for impairment annually at August, 31 and when circumstances indicate that the carrying value may be impaired.
The recoverable amount of the CGU of $5.1 billion (2021: $2.8 billion) has been determined based on a value in use calculation using cash flow projections from financial budgets approved by senior management covering a five-year period. The pre-tax
discount rate applied to cash flow projections is 13.8% (2021: 13.6%) and the cash flows beyond the five-year period are extrapolated using a 3.0% (2021: 4.9%) growth rate. It was concluded that no impairment charge is necessary since the estimated recoverable amount of the CGU exceed its carrying value.

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

A rise in the discount rate to 20.7% (i.e., +6.9%) would result in an impairment.
Other intangible assets
Intangible assets in process
Intangible assets in process as of December 31, 2022 and 2021 mainly comprise the development of sales, revenues and operational systems and improvements.
During 2022, the Company capitalized $9.6 million on sales and revenue programs. During 2021, the Company capitalized $11.2 million on marketing, sales and human resources programs.

17.	Other assets

	2022	2021
Current -
Interest receivable	$10,554	$4,791
Other	6,489	1,263

	17,043	6,054

Non-current -
Guarantee deposits	5,493	3,296
Deposits for litigation	8,300	7,590
Other	3,212	3,212

	17,005	14,098

	$34,048	$20,152

F- 55	(Continued)

COPA HOLDINGS, S. A. AND SUBSIDIARIES
Notes to the consolidated financial statements

Guarantee deposits are mainly amounts paid to fuel suppliers, as required at the inception of the agreements (see note 23).
Deposit for litigation is cash deposited into the escrow account until the related dispute is settled (see note 21).

18.	Loans and borrowings

	2022
	Due through	Effective rates ranged	Carrying Amount
Long term fixed rate debt	2034	1.73% to 3.95%	983,138
Long term variable rate debt	2029	4.97% to 6.35%	191,132
Senior convertible notes	2025	14.68%	270,033

			1,444,303
Current maturities			(142,484)

Loans and borrowings long-term			$1,301,819

	2021
	Due through	Effective rates ranged	Carrying Amount
Long-term fixed rate debt	2033	0.97% to 3.70%	896,607
Long-term variable rate debt	2029	0.31% to 1.47%	235,632
Loan payable	2022		50,014
Senior convertible notes	2025	14.68%	243,380

			1,425,633
Current maturities			(196,602)

Loans and borrowings long-term			$1,229,031

Maturities of the loans and borrowings for the next five years are as follows:

2023	142,484
2024	201,979
2025	202,978
2026	361,455
2027	101,387
Thereafter	434,020

$1,444,303

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
The component corresponding to the conversion feature of the notes is recorded an embedded derivative under “Derivative financial instruments” in the consolidated statement of financial position. The fair value of the embedded derivative at initial recognition on April 30, 2020 was $138.4 million.
The Company recorded an unrealized net profit or loss, for the change in the fair value of the embedded derivative as “Net change in fair value of derivatives” in the consolidated statement of profit or loss (see note 28.6):
The impact of the embedded derivative on the consolidated statement of financial position and consolidated statement of profit or loss is, as follows:

	Statement of financial position		Statement of profit or loss
	2022	2021	2022	2021	2020
Derivative financial instrument	$251,150	$268,338	$17,189	$(22,778)	$(107,139)
Long term debt and loan payable
As of December 31, 2022, long-term fixed rate debt included $516.5 million (2021: $548.7 million) and long-term variable debt included $157.8 million corresponding to aircraft acquisitions using JOLCO arrangements (2021: $180.3 million).

F- 57	(Continued)

COPA HOLDINGS, S. A. AND SUBSIDIARIES
Notes to the consolidated financial statements

As of December 31, 2022 the Company had $466.6 million (2021: $403.2 million) on long-term fixed rate debt and $33.3 million on long-term variable debt of outstanding indebtedness that is owed to financial institutions under financing arrangements guaranteed by the Export-Import Bank of the United States. The Export-Import Bank guarantees support 80%—85% of the net purchase price of the aircraft and are secured with a first priority mortgage on the aircraft in favor of a security trustee on behalf of Export-Import Bank.
The Company’s Export-Import Bank supported financings are amortized on a quarterly basis, are denominated in U.S. dollars.
The detail of finance cost and income is as follows:

	2022	2021	2020
Finance income -
Interest income on short-term bank deposits	$954	$211	$543
Interest income on investment	17,076	10,638	19,420

	$18,030	$10,849	$19,963

Finance cost -
Interests expense on bank loans	$(30,502)	$(26,817)	$(29,711)
Interests expense on senior convertible notes	(42,403)	(38,301)	(23,571)
Interest on factoring	(5,393)	(1,365)	(256)
Interest on lease liabilities (see note 14)	(7,445)	(7,568)	(10,734)
Unwinding of discount and changes in the discount rate	(1,888)	(2,183)	(8,773)

	$(87,631)	$(76,234)	$(73,045)

Changes in liabilities arising from financing activities:

			Non-cash movements
	2021	Cash flows	Foreign exchange movement	Leases	Concession Covid-19	Other	2022
Loans and borrowings	$1,425,633	$(27,038)	$—	$—	$—	$45,708	$1,444,303
Lease liability	178,651	(79,017)	(275)	139,014	—	—	238,373

Total liabilities from financing activities	$1,604,284	$(106,055)	$(275)	$139,014	$—	$45,708	$1,682,676

			Non-cash movements
	2020	Cash flows	Foreign exchange movement	Leases	Concession Covid-19	Other	2021
Loans and borrowings	$1,163,900	$210,045	$—	$—	$—	$51,688	$1,425,633
Lease liability	230,510	(80,992)	(348)	30,776	(1,295)	—	178,651

Total liabilities from financing activities	$1,394,410	$129,053	$(348)	$30,776	$(1,295)	$51,688	$1,604,284

The column “Leases” includes the
non-cash
additions to ROU and lease liabilities.
For the year ended December 31, 2022 and 2021 the column “Other” includes non-cash
investing and financing transactions related to the acquisition of new aircraft, and also includes the effect of accrued but not yet paid interest on loans and borrowings.
The Company classifies interest paid as cash flows from operating activities.

F- 58	(Continued)

COPA HOLDINGS, S. A. AND SUBSIDIARIES
Notes to the consolidated financial statements

For the year ended December 31, 2021, the “Concession
Covid-19”
column discloses the reduction or absence of cash outflows that arise from rent concessions to which the Company has applied the practical expedient.

19.	Trade, other payables and financial liabilities

	2022	2021
Account payables	$166,660	$112,596
Account payables to related parties	1,004	7,948

	167,664	120,544
Others	1,175	786

	$168,839	$121,330

See details of the account due to related parties in note 23.

20.	Accrued expenses payable

	2022	2021
Accruals and estimations	$4,167	$4,290
Labor related provisions	34,423	23,163
Liability for social security contributions	6,323	5,043
Other	—	271

	$44,913	$32,767

As of December 31, 2022 and 2021, accruals and estimations include the estimated balance of the current portion of the long-term provisions (see note 21).
Labor related provisions include a profit-sharing program for both management and non-management
staff. For members of management, profit-sharing is based on a combination of the Company’s performance as a whole and the achievement of individual goals. Profit-sharing for non-management
employees is based solely on the Company’s performance. The accrual at year-end
represents the amount expensed for the current year, which is expected to be settled within 12 months.

21.	Other long-term liabilities

	Provision for litigations	Provision for return condition	Dismantling provision	Other long-term liabilities	Total
Balance at January 1, 2022	$9,052	$159,539	$24,424	$18,088	$211,103
Increases	703	20,223	2,133	869	23,928
Used	(61)	—	—	(4,066)	(4,127)
Adjustment	—	(7,381)	680	(2,338)	(9,039)
Effect of movements in exchange rates	531	—	—	—	531
Unused amounts reversed	(318)	—	—	—	(318)
Unwinding of discount and changes in the discount rate	—	1,888	819	—	2,707

Balance at December 31, 2022	$9,907	$174,269	$28,056	$12,553	$224,785

Current	—	—	—	4,167	4,167
Non-current	9,907	174,269	28,056	8,386	220,618

	$9,907	$174,269	$28,056	$12,553	$224,785

F- 59	(Continued)

COPA HOLDINGS, S. A. AND SUBSIDIARIES
Notes to the consolidated financial statements

Provision for litigation
Provisions for litigation in process and expected payments related to labor legal cases.
The Company is the plaintiff in an action in October 2003 against Empresa Brasileira de Infraestrutura Aeroportuária (“INFRAERO”), Brazil’s airport operator, the legality of the Additional Airport Tariffs (
Adicional das Tarifas Aeroportuárias
, or ATAERO), which is a 50% surcharge imposed on all airlines which fly to Brazil. Similar suits have been filed against INFRAERO by other major airline carriers. In this case, the court of first a second instance ruled in favor of INFRAERO. The Company has paid the amounts due into an escrow account and as of December 31, 2022, the aggregate amount in such account tota led $
8.2
 million
(2021
: $
7.5
million).
During 2023, the Company could be required to release the escrowed fund to INFRAERO once the company receives the formal final notification from de judge and confirmation of the amount. The Company does not, however, expect the release of such amounts could have a material impact on its financial results since these amounts already had been expensed.
Provision for return condition
For operating leases, the Company is contractually obliged to return aircraft in an agreed-upon condition. The Company accrues for return conditions related to aircraft held under operating leases throughout the duration of the lease. The Company does not plan to return aircraft in 2023.
During 2022, the Company adjusted $7.3 million of its provision for return condition due to a renewals of aircraft contracts during 2022.
Dismantling provision
For leases under IFRS 16 the Company recognizes a dismantling provision to estimate the costs for work required to be performed just before the redelivery of the aircraft to the lessors and which does not depend of the aircraft utilization.
Other long-term liabilities
Other long-term liabilities include principally the provision for maintenance which mainly include the accrual of formal agreements with third parties for operational maintenance events. The cost of these agreements is billed by power by the hour and charged to the consolidated statement of profit or loss. As of December 31, 2022, the provision for maintenance amounts to $9.2 million (2021: $14.9 million) and the Company has presented the estimated balance of the current portion of this provision as “Accrued expenses payable” in the consolidated statement of financial position (see note 20).
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

F- 60	(Continued)

COPA HOLDINGS, S. A. AND SUBSIDIARIES
Notes to the consolidated financial statements

22.	Income taxes

	2022	2021	2020
Current taxes expense -
Current period	$(45,561)	$(8,892)	$(14,032)
Adjustment for prior period	626	2,397	162

	$(44,935)	$(6,495)	$(13,870)
Deferred taxes expenses -
Origination and reversal of temporary differences	4,759	(3,991)	37,587

Total income tax	$(40,176)	$(10,486)	$23,717

As of December 31, 2022, the Panamanian subsidiaries calculated income tax in accordance with the traditional method.
In accordance with current tax regulations in Panama, income tax returns are subject to review by the tax authorities for up to the last three (3) years, including the ending period on December 31, 2022.
During the year 2022 and 2021, deferred tax expected to reverse in the next year, has been measured using the effective rate applying for Copa Airlines (25%) and AeroRepública (35%).
The balances of deferred taxes are as follows:

	Statement		Statement of
	of financial position		profit or loss
	2022	2021	2022	2021	2020
Deferred tax liabilities
Maintenance deposits	$(11,945)	$(17,918)	$(5,973)	$(5,973)	$(5,972)
Prepaid dividend tax	(5,801)	(2,003)	3,798	2,003	(7,403)
Property and equipment	944	1,502	558	606	(5,004)
Other	(1,738)	(1,879)	(141)	379	(3,190)
Set off tax	1,969	1,516	(453)	(423)	362

	$(16,571)	$(18,782)	$(2,211)	$(3,408)	$(21,207)
Deferred tax assets
Provision for return conditions	$9,807	$8,564	$(1,243)	$4,101	$(2,570)
Air traffic liability	2,686	2,462	(224)	24	(447)
Other provisions	1,946	2,109	161	(1,485)	6,202
Tax loss	18,273	16,577	(1,695)	4,336	(19,203)
Set off tax	(1,969)	(1,516)	453	423	(362)

	$30,743	$28,196	$(2,548)	$7,399	$(16,380)

	$14,172	$9,414	$(4,759)	$3,991	$(37,587)

At December 31, 2022, the deferred tax assets include tax losses carried forward of $11.4 million in Copa Airlines and $6.9 million in AeroRepública (December 2021: $10.5 million and $6.0 million respectively). The Company has concluded that the deferred assets will be recoverable using the estimated future taxable income based on the approved business plans for the subsidiary. Tax losses in Panama can be used for 5 years from the year the loss is incurred. The Company started utilizing these losses in 2021 and plans to continue using them until 2025. The Company plans to use the tax losses of AeroRepública within the next two years.

F- 61	(Continued)

COPA HOLDINGS, S. A. AND SUBSIDIARIES
Notes to the consolidated financial statements

Reconciliation of the effective tax rate is as follows:

	Tax rate	2022	Tax rate	2021	Tax rate	2020
Net profit (loss)		$348,054		$43,844		$(607,062)
Total income tax expense		40,176		10,486		(23,717)

Profit (loss) excluding income tax		388,230		54,330		(630,779)

Income taxes at Panamanian statutory rates	25.0%	97,057	25.0%	13,583	25.0%	(157,695)

Stations - Taxable / Panama	(16.8%)	(65,384)	15.4%	8,379	(13.2%)	83,071
Stations - Taxable / Non Panama	0.2%	945	10.3%	5,605	(1.5%)	9,850
Stations - Non Taxable / Non Panama	(2.3%)	(8,961)	(27.0%)	(14,684)	(5.3%)	33,728
Dividend tax	4.4%	17,145	0.0%	—	(1.2%)	7,491
Over provided in prior periods	(0.1%)	(626)	(4.4%)	(2,397)	0.0%	(162)

Provision for income taxes	10.4%	$40,176	19.3%	$10,486	3.8%	$(23,717)

23.	Accounts and transactions with related parties

	2022	2021
Account receivable -
Banco General, S.A.	$1,960	$1,589
Panama Air Cargo Terminal	208	217
Petróleos Delta, S.A.	—	26

	$2,168	$1,832

Account payable -
Petróleos Delta, S.A.	$—	$7,677
Assa Compañía de Seguros, S.A.	765	196
Desarrollos Inmobiliarios del Este, S.A.	51	37
Panama Air Cargo Terminal	141	11
Galindo, Arias & López	28	17
Motta Internacional, S.A.	14	7
Millicom Tigo Panamá, S.A.	—	3
GBM International, Inc.	5	—

	$1,004	$7,948

F- 62	(Continued)

COPA HOLDINGS, S. A. AND SUBSIDIARIES
Notes to the consolidated financial statements

Transactions with related parties for the year ended December 31 are as follows:

		Amount of transaction	Amount of transaction	Amount of transaction
Related party	Transaction	2022	2021	2020
Petróleos Delta, S.A.	Purchase of jet fuel	$—	$190,628	$102,702
ASSA Compañía de Seguros, S.A.	Insurance	10,157	9,713	7,147
Desarrollo Inmobiliario del Este, S.A.	Property leasing	2,989	3,384	3,301
Profuturo Administradora de Fondos de Pensión y Cesantía	Payments	3,911	2,565	2,839
Panama Air Cargo Terminal	Handling	4,116	3,193	2,037
Motta International	Purchase	812	108	550
Galindo, Arias & López	Legal services	530	170	236
GBM International, Inc.	Technological support	50	102	146
Global Brands, S.A.	Purchase	60	31	31
Televisora Nacional, S.A.	Communications	—	—	13
Banco General, S.A.	Interest income	$(829)	$(1,546)	$(2,657)
Banco General, S.A.:
The Company’s controlling shareholders have a vote and a decision within the board of directors of BG Financial Group, which is the controlling company of Banco General. Likewise, Banco General, S. A. owns ProFuturo Administradora de Fondos de Pensión y Cesantía S.A., which manages the Company’s reserves for pension purposes. As of December 31, 2022 Company has interest receivable by $
0.1
 million (2021: $
0.9
million) due to short and long term time deposits in this
financial institution.
Also Banco General it is a non air partner of the Copa’s loyalty program “ConnectMiles”. During, 2022 the Company sales miles to Banco General for $18.9 million (2021: $13.8 million, 2020: $10.7 million).
Petróleos Delta, S.A.:
Since 2005, the fuel company entered into a contract with the Company to meet its jet fuel needs. Until 2021, various member of the Company’s Board of Directors were shareholder of Petróleos Delta, S.A. As of December 2022 those individuals are no longer members of the Company’s Board. Therefore, Petroleos Delta is not longer a related party.
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
Millicom Tigo Panamá, S.A.:
The Company is responsible for providing television and internet broadcasting services in Panama. Until 2021, a member of the Company’s Board of Directors was shareholder of Millicom Tigo Panamá, S.A. As of December 2022, this company is not longer a related party.
Galindo, Arias
 & López:
Certain partners of Galindo, Arias & López (a law firm) are indirect shareholders of CIASA and serve on the Company’s Board of Directors.

F- 63	(Continued)

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
.
Compensation of key management personnel
Key management personnel compensation is as follows:

	2022	2021	2020
Short-term employee benefits	$2,901	$2,748	$3,177
Post-employment pension	56	53	61
Share-based payments	318	1,083	2,362

	$3,275	$3,884	$5,600

The Company has not set aside any additional funds for future payments to executive officers, other than one pursuant to a non-compete
agreement for $3.0 million established in 2006 (see note 21).

24.	Equity
Common stock
The authorized capital stock consists of 80 million shares of common stock without par value, divided into Class A shares, Class B shares, and Class C shares. As of December 31, 2022, the Company had 34,033,575 Class A shares issued (2021: 33,998,654) and 28,477,704 shares outstanding (2021:
30,995,120)
, 10,938,125 Class B shares issued and outstanding (2021: 10,938,125) and no Class C shares outstanding. Class A and Class B shares have the same economic rights and privileges, including the right to receive dividends.

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
Class A shares are listed on the NYSE under the symbol “CPA” The Class B shares and Class C shares will not be listed on any stock exchange unless the Board of Directors determines that it is in the best interest of the Company to list the Class B shares on the Panama Stock Exchange.
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
On April 26, 2020 the Board of Directors postponed dividend payments given the uncertainty related to the
Covid-19
pandemic. As of December 31, 2021 and 2022, the decision remains.
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
In November, 2014, the Board of Directors of the Company approved a $250 million share repurchase program. Subsequently, during the second quarter of 2022, the Board approved the expansion of the current shares repurchase program by $200.0 million. Purchases will be made from time to time, subject to market and economic conditions, applicable legal requirements, and other relevant factors.
A summary of the repurchased shares for the Company as of December 31, 2022 is as follows:

	Shares	Cash paid (in thousands)
2014	182,592	$(18,506)
2015	2,127,900	(117,882)
2021	559,025	(40,514)
2022	2,571,917	(167,639)

	5,441,434	$(344,541)

F- 65	(Continued)

COPA HOLDINGS, S. A. AND SUBSIDIARIES
Notes to the consolidated financial statements

25.	Share-based payments
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
The total compensation cost recognized for
non-vested
stock and options awards amounts to $5.2 million, $7.1 million, and $5.3 million in 2022, 2021, and 2020, respectively, and was recorded as a component of “Wages, salaries, benefits and other employees’ expenses” within operating expenses.

F- 66	(Continued)

COPA HOLDINGS, S. A. AND SUBSIDIARIES
Notes to the consolidated financial statements

Non-vested
Stock
The Company approved a
non-vested
stock bonus award for certain executive officers of the Company.
A summary of the terms and conditions, properly approved by the Compensation Committee of our Board of Directors, relating to the grants of the non-vested
stock award under the equity compensation plan is as fol
low
s:

Grant date	Number of instruments	Vesting conditions	Contractual life
February, 2016	147,000	15% first three anniversaries 25% fourth 30% fifth anniversary	5 years
February, 2016	63,000	Fifth anniversary	5 years
February, 2018	21,556	7% first month 31% first three anniversaries	3 years
February, 2018	14,379	33% first three anniversaries	3 years
February, 2018	1,316	15% first three anniversaries 25% fourth 30% fifth anniversary	5 years
July, 2018	6,104	Third anniversary	3 years
February, 2019	15,951	1% first month 33% first three anniversaries	3 years
June, 2019	9,256	33% first three anniversaries	3 years
June, 2019	977	33% first three anniversaries	3 years
August, 2019	1,039	33% first three anniversaries	3 years
December, 2019	1,724	100% first anniversary	1 year
February, 2020	24,650	1% first month 33% first three anniversaries	3 years
December, 2020	3,551	100% first anniversary	1 year
February, 2021	32,852	20% first five anniversaries	5 years
February, 2021	103,802	33% first three anniversaries	3 years
April, 2021	1,145	33% first three anniversaries	3 years
February, 2022	13,943	33% first three anniversaries	3 years
June, 2022	20,368	33% first three anniversaries	3 years
June, 2022	994	33% first three anniversaries	3 years
Non-vested
stock awards were measured at their fair value on the grant date. For the 2022 grants, the fair value of these non-vested
stock awards amounts to $71.59 per share (2021: $85.31).

F- 67	(Continued)

COPA HOLDINGS, S. A. AND SUBSIDIARIES
Notes to the consolidated financial statements

A summary of the
non-vested
stock award activity under the plan as of December 31, 2022, 2021 and 2020 with changes during these years is as follows (in number of shares):

	2022	2021	2020
Non-vested as of January 1	157,823	153,921	211,205
Granted	35,305	137,799	28,201
Vested	(54,501)	(132,880)	(83,409)
Forfeited	(384)	(1,017)	(2,076)

Non-vested as of December 31	138,243	157,823	153,921

The Company uses the accelerated attribution method to recognize the compensation cost for awards with graded vesting periods. The Company estimates that the remaining compensation cost, not yet recognized for the non-vested
stock awards, amounts to $3.7 million (2021: $6.3 million), with a weighted average remaining contractual life of 2.2 years (2021: 2.6 years). Additionally, the Company estimates that the 2023 compensation cost related to these plans amounts to $2.7 million.
The Company plans to make additional equity-based awards under the plan from time to time, including additional non-vested
stock and stock option awards. The Company anticipates that future employee non-vested
stock and stock option awards granted pursuant to the plan will generally vest over a three to five-year period and the stock options will carry a ten-year
term.

26.	Earnings per share
Basic earnings per share amounts are calculated by dividing the net profit for the year attributable to ordinary equity holders of the parent by the weighted average number of shares outstanding during the year, increased by the number of non-vested
dividend participating share-based payment awards outstanding during the period.
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
F- 68	(Continued)

COPA HOLDINGS, S. A. AND SUBSIDIARIES
Notes to the consolidated financial statements

The computation of the income (losses) and share data used in the basic and diluited earnings per share is as follows:

	2022	2021	2020
Basic earnings per share—
Net profit (loss)	$348,054	$43,844	$(607,062)
Weighted-average shares outstanding	40,445	42,439	42,338
Non-vested dividend participating awards	136	162	170

	40,581	42,601	42,508

	8.58	1.03	(14.28)

Diluted earnings per share—
Net profit (loss)	$348,054	$43,844	$(607,062)
Interest on convertible senior notes	42,403	—	—
Net change in fair value of derivatives	(17,189)	—	—

Net profit (loss) income adjusted for the effect of dilution	373,268	43,844	(607,062)
Weighted-average shares outstanding	40,581	42,601	42,508
Convertible shares	6,775	—	—

	47,356	42,601	42,508

	7.88	1.03	(14.28)

At December 31, 2021 and 2020, 6.7 million of shares of potential ordinary shares related to the convertible notes issued on 2020 and its related expenses, were excluded from the calculation of diluted earnings per share, because their effect was antidilutive. Details relating to the notes are set out in note 18.

27.	Commitments and contingencies
Purchase contracts
As of December 31, 2022, the Company had one purchase contract with Boeing entailing sixty six (66)
firm orders of Boeing 737 MAX aircraft, agreed to be delivered between 2023 and 2028. Also, the Company has agrees to purchase and take delivery between 2023 and 2028, 6 LEAP-1B spare Engines from CFM International.
The aircraft and engines contractual obligations net of discounts and pre-delivery
payments, including estimated amounts for contractual price escalation, are as follows:

Year ending December 31,
2023	423,579
2024	634,353
2025	494,232
2026	526,425
2027	533,922
2028	415,075

$3,027,586

As of December 31, 2022, the Company has paid $720.5 million (2021: $469.4 million) in predelivery deposits related to the purchase contract with Boeing for the 737 MAX aircraft.
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

COPA HOLDINGS, S. A. AND SUBSIDIARIES
Notes to the consolidated financial statements

agreement with Boeing regarding compensation related to the Boeing 737 MAX grounding. As part of the agreement, the Company received compensation in the form of certain credits concurrent with future aircraft deliveries and other considerations, including a revised delivery stream.
Labor unions
Approximately 65.4% of the Company’s 7,265 employees are unionized. There are currently nine (
9
) union organizations, five (
5
) covering employees in Panama, and four (
4
) covering employees in Colombia. The Company traditionally had good relations with its employees and with all the unions and expects to continue to enjoy good relations with its employees and the unions in the future.
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
Copa Airlines entered into collective bargaining agreements with the industry union in April 2022, the mechanics’ union in May 2022. As of December 31, 2022, Copa Airlines is in negotiations for new collective agreements for the flight attendants’ union and de pilot union. Copa Airlines does not have a collective bargain agreement negotiated with UGETRACAS because they do not have the eligible amount of employees.
Collective bargaining agreements in Panama typically have terms of four years.
The four (4) unions covering employees in Colombia are: the pilots’ union (ACDAC), the flight attendants’ union (ACAV), the industry union (SINTRATAC), the mechanics’unionmechanics ‘union (ACMA), approximately 31.8% of the Company’s 645 employees are unionized.
AeroRepública entered

into collective bargaining with ACDAC and ACAV in January 2018. ACDAC has not yet resolved and ACAV ended with a new arbitration collective document for two years that expired in September 2020. This new arbitration was automatically extended until March 2023. Additionally, SINTRATAC and Copa entered into collective bargaining agreement in September 2022 for terms of four years until August 2026. Negotiations with ACMA were resolved by arbitration on December 31, 2015, extending the validation every 6 months from this date, until December, 2022. ACMA has not presented a new bill of petition.
Typically, collective bargaining agreements in Colombia have terms of two
to
three years
. Although AeroRepública usually settles many of its collective bargaining agreement negotiations through arbitration proceedings, it has traditionally experienced good relations with its unions.
In addition to unions in Panama and Colombia, the Company’s employees in Brazil are covered by industry union agreements that cover all airline industry employees in the country and airport employees in Argentina are affiliated to an industry union (UPADEP).
Lines of credit for working capital and letters of credit
The Company maintained letters of credit with several banks with a value of $32.3 million as of December 31, 2022 (2021: $20.2 million). These letters of credit are pledged mainly for operating lessors, maintenance providers and airport operators.
The Company has aggregate credit facilities of $355.0 million (2021: 345.0 million), of which $295.0 million are unsecured and secured
credit facilities and $60.0 million are structured a secured revolving credit facility. These credit facilities are in place for contingency and working capital purposes. As of December 31, 2022, the Company does not have any outstanding borrowings under these credit facilities.

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
Aircraft incident
On 26 September 2022, one of the Company’s Boeing
737-800
aircraft came off the runway while landing at Tocumen International Airport in Panama. Surveyors are in the process of assessing the extended of the damages of the two engines
CFM56-7B.
The event is covered by the Company’s insurance policy. Reimbursement will be requested from the insurers once the damage has been assessed. As of December 31, 2022, the Company is unable to estimate the incremental cost relating to reparation of the engines.
As December 31, 2022, the Company has recognized and asset for reimbursement within other current assets, corresponding to the repair of the aircraft’s airframe (see note 17).

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
In the past the Company has entered into financial derivative contracts in an effort to mitigate this risk, but with inconsistent results. The Company has not entered into new fuel hedge contracts, and has adopted a new strategy of remaining unhedged, while regularly reviewing its policies based on market conditions and others factors. As of December 31, 2022 and 2021, the Company did not have any outstanding fuel hedge contracts.
Fuel price risk is estimated as a hypothetical 10% increase in the December 31, 2022 cost per gallon of fuel. Based on projected 2023 fuel consumption, such an increase would result in an increase to aircraft fuel expense of approximately $101 million in 2023 (unaudited).

F- 71	(Continued)

COPA HOLDINGS, S. A. AND SUBSIDIARIES
Notes to the consolidated financial statements

28.2	Market risk
Equity price risk
The Company’s listed and
non-listed
equity investments are susceptible to market price risk arising from uncertainties about future values of the investment securities. The Company manages the equity price risk through diversification and by placing limits on individual and total equity instruments. Reports on the equity portfolio are submitted to the Company’s senior management on a regular basis. The Company’s Board of Directors reviews and approves all equity investment decisions. At the reporting date, the exposure on investments at fair value is $95.5 million (2021: 124.7 million).
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
The majority of the Company’s obligations are denominated in U.S. dollars. Since Panama uses the U.S. dollar as legal tender, the majority of the Company’s operating expenses are also denominated in U.S. dollars, approximately 63.3% of revenues and 77.3% of expenses. A significant part of our revenue is denominated in foreign currencies, including the Colombian peso, Brazilian real, Argentinian peso, and Chilean peso, which represented 12.1%, 8.0%, 4.6% and 3.2%, respectively (2021: 13.6%, 8.1%, 2.0% and 1.79% respectively).
Generally, the Company’s exposure to most of these foreign currencies, is limited to the period of up to two weeks between the completion of a sale and the conversion to U.S. dollar. The following chart summarizes the Company’s foreign currency risk exposure (assets and liabilities denominated in foreign currency) as of December 31:

	2022	2021
Assets
Cash and cash equivalents	$13,546	$10,848
Accounts receivable, net	48,900	50,103
Other assets	20,605	17,811

Total assets	$83,051	$78,762
Liabilities
Accounts payable	16,969	35,948
Taxes payable	38,303	25,827
Other liabilities	13,465	12,239

Total liabilities	$68,737	$74,014

Net position	$14,314	$4,748

From time to time the Company enters into factoring agreements on receivables outstanding on credit card sales in certain countries.

F- 72	(Continued)

COPA HOLDINGS, S. A. AND SUBSIDIARIES
Notes to the consolidated financial statements

28.3	Credit risk
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
As the financial instruments are considered to be low risk, the impairment provision is determined at
12-month
ECLs using the general approach as prescribed by IFRS 9.
The movement in the allowance for impairment for short and long-term investments at amortized cost for the year ended December 31 was as follows:

	2022	2021
Balance at beginning of year	$(1,312)	$(1,217)
(Additions)/Reversal	(1,643)	(95)

Balance at end of year	$(2,955)	$(1,312)

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
Set out below is the information about the credit risk exposure on the Company’s trade receivables using a provision matrix as of December 31:

	2022
		Days past due
	Total	Current	<30	30-60	60-90	>90
Expected credit loss rate		0.0%	5.9%	13.1%	30.5%	57.3%
Gross carrying amount	$145,273	$127,412	$2,877	$2,134	$545	$12,305
Expected credit loss	$7,690	$28	$170	$279	$166	$7,047

	2021
		Days past due
	Total	Current	<30	30-60	60-90	>90
Expected credit loss rate		0.0%	3.2%	3.4%	13.5%	51.2%
Gross carrying amount	$100,015	$77,995	$3,157	$4,080	$658	$14,125
Expected credit loss	$7,565	$9	$100	$139	$89	$7,228

28.4	Interest rate and cash flow risk
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
As of December 31, 2022, fixed interest rates range from 1.73% to 3.95%, and the main floating rate is LIBOR.
The Company’s earnings are affected by changes in interest rates primarily due to the impact of those changes on interest expenses from variable-rate debt instruments. As of December 31, 2022 we had $983.1 million of fixed-rated debt and $191.1 million of variable-rated debt. If the interest rate average is 100 basis points more in 2022, the variable-rate debt interest expense would increase by approximately $1.9 million, and the estimated fair value of the fixed-rate debt would decrease– by approximately $16.6 million. These amounts are determined by considering the impact of the hypothetical interest rates on the variable-rate debt and marketable securities equivalent balances at December 31, 2022.

28.5	Liquidity risk
The Company’s policy requires having sufficient cash to fulfill its obligations. The Company maintains sufficient cash on hand and in banks or cash equivalents that are highly liquid. The Company also has credit lines in financial institutions that allow it to withstand potential cash shortages to fulfill its short-term commitments (see note 27).

F- 74	(Continued)

COPA HOLDINGS, S. A. AND SUBSIDIARIES
Notes to the consolidated financial statements

The table below summarizes the Company’s financial liabilities according to their maturity date. The amounts in the table are the contractual undiscounted cash flows. Balances due within twelve months equal their carrying balances as the impact of discounting is not significant.
December 31, 2022

	Note	Carrying amount	Contractual cash flow	Less than twelve months	Between 1 and 4 years	More than 4 years
Non-derivative financial liabilities
Loans and borrowings	18	$1,444,303	$1,538,467	$167,759	$920,846	$449,862
Lease liabitity	14	238,373	341,847	106,076	195,253	40,518
Account payable	19	166,660	166,660	166,660	—	—
Account payable to related parties	19	1,004	1,004	1,004	—	—

		$1,850,340	$2,047,978	$441,499	$1,116,099	$490,380
December 31, 2021

	Note	Carrying amount	Contractual cash flow	Less than twelve months	Between 1 and 4 years	More than 4 years
Non-derivative financial liabilities
Loans and borrowings	18	$1,425,633	$1,549,887	$228,272	$895,620	$425,995
Lease liabitity	14	178,651	217,526	89,413	123,434	4,679
Account payable	19	112,596	112,596	112,596	—	—
Account payable to related parties	19	7,948	7,948	7,948	—	—

		$1,724,828	$1,887,957	$438,229	$1,019,054	$430,674

28.6	Fair value measurement
Set out below is a comparison, by class, of the carrying amounts and fair values of the Company’s financial instruments, other than those with carrying amounts that are reasonable approximations of fair values:

		Carrying amount		Fair Value
	Note	2022	2021	2022	2021
Financial assets
Long-term investments	9	202,056	199,670	201,061	199,082
Financial liabilities
Loans and borrowings	18	1,444,303	1,425,633	1,559,435	1,549,934
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

•	Asset held for sale was determined considering observable quoted prices, in active markets adjusted by the costs to disposal estimated by the Company.

F- 75	(Continued)

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

The following chart summarizes the Company’s financial instruments measured at fair value, classified according to the valuation method:

	Fair value measurement as of reporting date
	2022	Quoted prices in active markets (Level 1)	Significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Recurring fair value measurements
Assets
Investment fund	95,474	95,474	—	—

Total assets	$95,474	$95,474	$—	$—

Liabilities
Derivative financial instruments	251,150	—	251,150	—

Total liabilities	$251,150	$—	$251,150	$—

	Fair value measurement as of reporting date
	2021	Quoted prices in active markets (Level 1)	Significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Recurring fair value measurements
Assets
Investment fund	124,726	124,726	—	—

Total assets	$124,726	$124,726	$—	$—

Liabilities
Derivative financial instruments	268,338	—	268,338	—

Total liabilities	$268,338	$—	$268,338	$—

F- 76	(Continued)

COPA HOLDINGS, S. A. AND SUBSIDIARIES
Notes to the consolidated financial statements

29.	Subsequent events
New collective bargainings
During the first quarter of 2023, Copa Airlines reached an agreement for the new collective bargaining agreements with the pilots’ union UNPAC and for the flight attendants’ union SIPANAB, for the period
2023-2027.
Dividends
On March 22, 2023, the Board of Directors of Copa Holdings approved a 2023 dividend of $0.82 cents per share per quarter, corresponding to 40% of the adjusted consolidated net income of 2022. Proposed dividends are subject to board ratification each quarter, and are not recognized as a liability as at December 31, 2022.

F-