Form 20-F
period 2023-12-31
Copa Holdings, S.A.
filed 2024-04-29
CIK 1345105

As filed with the Securities and Exchange Commission on April 29, 2024

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
____________________
FORM 20-F
____________________

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2023
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Commission file number: 001-32696
____________________

COPA HOLDINGS, S.A.
(Exact name of Registrant as Specified in Its Charter)
____________________

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
None
____________________
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: As of December 31, 2023, there were outstanding 42,039,814 shares of common stock, without par value, of which 31,101,689 were Class A shares and 10,938,125 were Class B shares.
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
This annual report contains terms relating to operating performance that are commonly used within the airline industry and are defined as follows:
•“Aircraft utilization” represents the average number of block hours operated per day per aircraft for the total aircraft fleet.
•“Available seat miles” or “ASMs” represents the aircraft seating capacity multiplied by the number of miles the seats are flown.
•“Average stage length” represents the average number of miles flown per flight segment.
•“Block hours” refers to the elapsed time between an aircraft leaving an airport gate and arriving at an airport gate.
•“Load factor” represents the percentage of aircraft seating capacity that is actually utilized (calculated by dividing revenue passenger miles by available seat miles).
•“Operating expense per available seat mile” represents operating expenses divided by available seat miles.
•“Operating revenue per available seat mile” represents operating revenues divided by available seat miles.
•“Passenger revenue per available seat mile” represents passenger revenues divided by available seat miles.
•“Revenue passenger miles” represents the number of miles flown by revenue passengers.
•“Revenue passenger kilometers” represents the number of kilometers flown by revenue passengers.
•“Revenue passengers” represents the total number of paying passengers (including all passengers redeeming frequent flyer miles and other travel awards) flown on all flight segments (with each connecting segment being considered a separate flight segment).
•“Yield” represents the average amount one passenger pays to fly one mile.
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

Presentation of Financial and Statistical Data
Included in this annual report are our audited consolidated statement of financial position as of December 31, 2023 and 2022, and the related audited consolidated statements of profit or loss, comprehensive income or loss, changes in equity and cash flows for the years ended December 31, 2023, 2022 and 2021.
The details of the changes in accounting policies or presentation are disclosed in note 5 of our annual consolidated financial statements.
Our consolidated financial statements have been prepared in accordance with International Financial Reporting Standards or “IFRS,” as issued by the International Accounting Standards Board, or “IASB.”
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
Special Note About Forward-Looking Statements
This annual report includes forward-looking statements, principally under the captions “Risk Factors,” “Business Overview” and “Operating and Financial Review and Prospects.” We have based these forward-looking statements largely on our current beliefs, expectations and projections about future events and financial trends affecting our business. Many important factors, in addition to those discussed elsewhere in this annual report, could cause our actual results to differ substantially from those anticipated in our forward- looking statements, including, among other things:
•general economic, political and business conditions in Panama and Latin America and particularly in the geographic markets we serve;
•our management’s expectations and estimates concerning our future financial performance and financing plans and programs;
•our level of debt and other fixed obligations;
•demand for passenger and cargo air service in the markets in which we operate;
•competition;
•our capital expenditure plans;
•changes in the regulatory environment in which we operate;
•changes in labor costs, maintenance costs, fuel costs and insurance premiums;
•changes in market prices, customer demand and preferences and competitive conditions;
•cyclical and seasonal fluctuations in our operating results;
•defects or mechanical problems with our aircraft;
•our ability to successfully implement our growth strategy;
•our ability to obtain financing on commercially reasonable terms; and
•the risk factors discussed under “Risk Factors” beginning on page 3.

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
Item 2. Offer Statistics and Expected Timetable
Not applicable.
Item 3. Key Information
A.Selected Financial Data
Not applicable.
B.Capitalization and Indebtedness
Not applicable.
C.Reasons for the Offer and Use of Proceeds
Not applicable.
D.Risk Factors
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
As we restart routes, add new frequencies to existing routes or add new routes, our advertising and other promotional costs generally increase, which may result in initial losses that could have a negative impact on our results of operations as well as require substantial amounts of cash. We also periodically run special promotional fare campaigns. Promotional fares can have the effect of increasing load factors while reducing our yield on such routes during the period that they are in effect. The number of markets we serve and flight frequencies depend on available demand and on our ability to identify the appropriate geographic markets upon which to focus and to gain suitable airport access in addition to route approval in the aforementioned markets. There can be no assurance that the markets we enter will yield passenger traffic at the expected fares that will be sufficient to make our operations in those new markets profitable. Any condition that would prevent or delay our access to key airports or routes, including limitations on the ability to process more passengers, the imposition of flight capacity restrictions, the inability to secure additional route rights or renew existing route rights that we ceased to use during the pandemic, under bilateral agreements or the inability to maintain our existing slots, flight banks and obtain additional slots, could constrain the expansion of our operations.
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
Travel expenditures are sensitive to personal and business discretionary spending levels and tend to grow more slowly or decline during economic downturns. A substantial portion of our assets is located in Panama and a significant portion of our passengers’ trips either originate or end in Panama. Furthermore, a large majority of Copa’s flights operate through our hub at Tocumen International Airport. As a result, we depend on economic and political conditions prevailing from time to time in Panama.
In the fourth quarter of 2023, Panama experienced significant political and economic disruption due to the Panamanian government’s contract with a Canadian mining company, First Quantum, which led to widespread protests that caused disruptions in various key sectors, including transportation and retail. Additionally, the upcoming 2024 Panamanian general elections may generate further uncertainty, as political shifts could lead to changes in economic or regulatory policies that could affect the business environment in Panama. Additionally, loss of investor confidence or a downgrade of Panama’s investment grade credit rating could result in increases to financing costs and adversely affect our operations in Panama.
We also derive a substantial portion of our revenues from Colombia, Brazil, the United States, Argentina, and other countries in Latin America. We have been negatively impacted by poor economic performance in certain emerging market countries in which we operate, as well as by weaker Latin American currencies.
For example, the recent political shift in Argentina’s government could lead to significant policy reforms, which might include a potential change in the national currency. A new currency or further devaluations of the Argentine Peso could increase the cost of our operations and the value of our assets in the country. The uncertainty associated with political and economic shifts might also impact our investment decisions and long-term strategy in Argentina.
In addition, Venezuela has experienced difficult political conditions and declines in the rate of economic growth in recent periods as well as governmental actions that have adversely impacted businesses operating there. In December 2020, we cancelled flights between Panama and Venezuela, due to the Venezuelan government’s restrictions on air travel aimed at controlling the spread of COVID-19 pandemic. We resumed service between Panama and Venezuela in January 2021 after the Venezuelan government lifted the passenger flight restrictions. On May 15, 2019, the Homeland Security Department of the United States announced a suspension of all commercial passenger and cargo flights between the United States and Venezuela. The U.S. Department of Transportation (DOT) concurred with this determination and issued an order suspending all foreign air transportation for passengers or cargo to or from any airport in Venezuela.
Any of the following developments (or a continuation or worsening of any of the following currently in existence) in the countries in which we operate could adversely affect our business, financial condition, liquidity and results of operations:
•changes in economic or other governmental policies, including exchange controls;
•changes in regulatory, legal or administrative practices; or
•other political or economic developments over which we have no control.
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
We have historically been able to achieve favorable financing terms through commercial and US Export-Import bank guaranteed loans, sale-leasebacks, as well as operating leases. We have also been able to obtain financing through Japanese Operating Leases with Call Options (“JOLCOs”), which are a form of tax financial leases obtained from Japanese lenders. If the JOLCO market were to substantially decrease or become unavailable, this could limit our financing options and negatively impact our overall business.

Aviation financing costs have increased significantly in recent periods, in particular for financing denominated in U.S. dollars, as a result of central bank responses to inflation and global macroeconomic trends. If the costs of such financing increase or we are unable to obtain such financing, we may be forced to incur higher than anticipated financing costs, which could have an adverse impact on our business, including the execution of our growth strategy.
If we are unable to successfully operate new aircraft due to safety concerns, in particular our new Boeing 737 MAX aircraft, our business could be harmed.
We fly and rely on Boeing aircraft. As of December 31, 2023, we operated a fleet of 106 Boeing aircraft. In 2024, we expect to take delivery of three additional Boeing 737 MAX 9 aircraft and twelve additional Boeing 737 MAX 8 aircraft.
In the future we expect to continue incorporating new aircraft into our fleet. This is based on a variety of factors, including the implementation of our business strategy. Acquisition of new aircraft involves a variety of risks relating to their ability to be successfully placed into service including:
•manufacturer’s delays in meeting the agreed upon aircraft delivery schedule;
•difficulties in obtaining financing on acceptable terms to complete our purchase of all of the aircraft we have committed to purchase; and
•the inability of new aircraft and their components to comply with agreed upon specifications and performance standards.
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
However, the recent incident on January 5, 2024, involving an Alaska Airlines Boeing 737 MAX in Portland, Oregon, raised concerns over the 737 MAX’s operational safety. Following this incident, the FAA issued directives leading to the temporary grounding of certain Boeing 737 MAX 9 aircraft, including 21 of our planes. From January 6 to January 29, a total of 1,788 flights were cancelled. After undergoing the technical inspections required by regulators, most of these aircraft have returned to our flight schedule. We cannot estimate any reputational and commercial impact that may have resulted from the grounding of Boeing MAX aircraft. Technical issues with our aircraft would increase our maintenance expenses and could lead to flight cancellations and other disruptions in our services.
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
Wingo is our low-cost business model, which is operated by AeroRepública, S.A. During 2021, we incorporated a new operator based in Panama, La Nueva Aerolínea S.A., which started operating under the Wingo brand during the third quarter of 2023. As of December 31, 2023, Wingo operated nine of our Boeing 737-800s, each configured with 186 seats in a single class cabin.
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
The most active government regulator among the countries to which we fly is the U.S. Federal Aviation Administration, or “FAA”. The FAA from time to time issues directives and other regulations relating to the maintenance and operation of aircraft that require significant expenditures. FAA requirements cover, among other things, security measures, collision avoidance systems, airborne wind shear avoidance systems, noise abatement and other environmental issues, and increased inspections and maintenance procedures to be conducted on older aircraft. For example, following the Ethiopian Airlines accident involving a Boeing 737 MAX 8 aircraft on March 10, 2019, we suspended operations of our six Boeing 737 MAX 9 aircraft, after authorities in Panama and other countries grounded the 737 MAX fleet worldwide, during the investigation into the cause of the accident. We partially covered our operation with other aircraft in our fleet, with significant cancellations and delays. On November 18, 2020, the FAA rescinded its grounding order, issued an airworthiness directive, and published training requirements enabling the Company to begin modifying certain operating procedures, implementing enhanced pilot training requirements, installing FAA-approved flight control software updates and completing other required maintenance tasks specific to the MAX aircraft. In January 2021, we resumed operations of our Boeing 737 MAX fleet after the authorization of the AAC. On January 6, 2024, following the Airworthiness Directive issued by the FAA, we suspended operations of 21 Boeing 737 MAX 9 aircraft. From January 6 to January 29, 2024, a total of 1,788 flights were cancelled. After undergoing the technical inspections required by regulators, most of these aircraft have returned to our flight schedule. See “—If we are unable to successfully operate new aircraft due to safety concerns, in particular our new Boeing 737 MAX aircraft, our business could be harmed.” If the FAA or the U.S. Transportation Security Administration, or “TSA”, were to issue additional regulations on aircraft, our ability to carry out regular operations could be negatively impacted. As we expand our presence on routes to and from the United States, we expect to continue incurring expenses to comply with the FAA’s and TSA’s regulations, and any increase in the cost of compliance could have an adverse effect on our financial condition and results of operations.
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
Our business is heavily dependent on our operations at our hub at Panama City’s Tocumen International Airport. Most of our Copa flights either depart from or arrive at our hub. Our operations and business strategy is therefore dependent on its facilities and infrastructure, including the success of its multi-phase expansion projects, certain of which have been completed while others are underway. Terminal 2 started operating a few gates during the early part of 2019. On June 22, 2022, we moved our ticket counter and baggage claim operations to Terminal 2 and began using 20 fully equipped gates in this new terminal. We also opened a new 20,720 square foot Copa Club in the new terminal. Our operations were not affected by the transition between terminals.
In addition, the hub-and-spoke structure of our operations is particularly dependent on the on-time arrival of tightly coordinated groupings of flights (or banks) to ensure that passengers can make timely connections to continuing flights. Like other airlines, we are subject to delays caused by factors beyond our control, including air traffic, congestion at airports, adverse weather conditions, power outages and increased security/health measures. Delays affect passengers, reduce aircraft utilization and increase costs, all of which in turn negatively affect our profitability.
Tocumen International Airport is operated by a corporation that is owned and controlled by the government of the Republic of Panama. We depend on our good working relationship with the quasi-governmental corporation that operates the airport to ensure that we have adequate access to aircraft parking positions, landing rights and gate assignments for our aircraft to accommodate our current operations and future plans for expansion. The corporation that operates Tocumen International Airport does not enter into any formal, written leases or other agreements with airlines to govern rights to use the airport’s jet ways or aircraft parking spaces. Therefore, we would not have contractual recourse if the airport authority reassigned needed resources in peak times to other airlines, materially raised fees or discontinued investments in the airport’s maintenance and expansion. Any of these events could have a material adverse effect on our current operations or capacity for future growth.
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
The airline business is characterized by high leverage. We have significant fixed expenditures in connection with our operating leases and facility rental costs, and a significant portion of our property and equipment is pledged to secure indebtedness. For the year ended December 31, 2023, our finance cost totaled $158.2 million. As of December 31, 2023, approximately 71.1% of our total indebtedness bore interest at fixed rates and the remainder was determined with reference to the Secured Overnight Financing Rate (“SOFR”). Most of our aircraft lease obligations bear interest at fixed rates. Given worldwide increases in interest rates and benchmark rates, we expect our financing cost to increase in future periods.
As of December 31, 2023, the Company had one purchase contract with Boeing involving 57 firm orders of Boeing 737 MAX aircraft, agreed to be delivered between 2024 and 2028. The aircraft under this contract have an approximate value of $2.8 billion based on contractual obligations net of discounts and pre-delivery payments, including estimated amounts for contractual price escalation. We will require substantial capital from external sources to meet our future financial commitments. In addition, the acquisition and financing of these aircraft will likely result in a substantial increase in our leverage and fixed financing costs. A high degree of leverage and fixed payment obligations could:
•limit our ability in the future to obtain additional financing for working capital or other important needs;
•impair our liquidity by diverting substantial cash from our operating needs to service fixed financing obligations; or
•limit our ability to plan for or react to changes in our business, in the airline industry or in general economic conditions.
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
During 2022, we sold two B737-700 airframes that were under a lease agreement to a third party, and no significant additional gain or loss was recognized on the sale.
No impairment indicators were identified in 2023 and 2022 in the property and equipment or inventory.
We rely on information and other aviation technology systems to operate our businesses and any failure or disruption of these systems may have an impact on our operational and financial results.
We rely upon information technology systems to efficiently operate our business. We are highly reliant on certain systems for flight operations, aircraft maintenance, check-in, boarding, baggage handling, revenue management and pricing, reservations, accounting, and cargo. Other systems are designed to decrease distribution costs through internet reservations and to maximize cargo distributions, crew utilization and flight scheduling. These systems may not deliver their anticipated benefits.
In the ordinary course of business, we may upgrade or replace our systems or otherwise modify and refine our existing systems to address changing business requirements. In particular, our digital channels rely on continuously changing technology and, as this technology is updated, older technology may become obsolete. Our operations and competitive position could be adversely affected if we are unable to upgrade or replace our systems in a timely and effective manner once they become outdated, and any inability to upgrade or replace our systems could negatively impact our financial results.
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
We make extensive use of online services and centralized data processing, including through third-party service providers. The secure maintenance and transmission of customer and employee information is a critical element of our operations. Our information technology and other systems, or those of service providers or business partners that maintain and transmit customer information, may be particularly vulnerable to cyberattacks, including ransomware. Our systems may also be compromised by a malicious third-party penetration of our security measures or of a third-party service provider or business partner, or impacted by deliberate or inadvertent actions or inactions by our employees or those of a third-party service provider or business partner. As a result, personal information may be lost, disclosed, accessed or taken without consent.
Future cybersecurity requirements in compliance with applicable laws could increase our costs and our reputation and business may be harmed and we may be subject to legal claims if there is a loss, unlawful disclosure or misappropriation of, or unsanctioned access to, our customers’, employees’, business partners’ or our own information, or if there are any other breaches of our information security.
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
However, it is difficult or impossible to defend against every risk being posed by changing technologies as well as acts of cyber-crime. Increasing sophistication of cyber criminals and terrorists make keeping up with new threats difficult and controls employed by our information technology department and cloud vendors could prove inadequate. As a result, we cannot be certain that we will not be the target of attacks on our networks and intrusions into our data, particularly given continuous advances in the technical capabilities of potential attackers, and increased financial and political motivations to carry out cyber-attacks on physical systems, gain unauthorized access to information, make information unavailable for use through, for example, ransomware or denial-of-service attacks, and otherwise exploit new and existing vulnerabilities in our infrastructure. Such a cyber-attack could lead to significant costs or other material financing impacts, which may not be covered by or may exceed the coverage limits of, our cyber insurance, and such costs and impacts may have material adverse effect on our business, reputation, financial condition, cash flows and operating results. The risk of a data security incident or disruption, particularly through cyber-attack or cyber intrusion, including by computer hackers, foreign governments, criminal organizations and cyber terrorists, has increased as the number, intensity and sophistication of attempted attacks and intrusions from around the world have increased. Also, since the COVID-19 pandemic, there is increased reliance on employees working remotely, which has increased the risk of malicious actors exploiting vulnerabilities in their devices.
Furthermore, in response to data security threats and to data privacy concerns, there has been heightened legislative and regulatory focus on attacks on critical infrastructures, including those in the transportation sector, and on data security and privacy in Panama, Brazil, the United States and other countries where we operate, including requirements for varying levels of data usage consent and data subject notification in the event of a data security incident. This regulatory environment is increasingly complex and may lead to material obligations to our business, including significantly expanded compliance demands and related costs.
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
Moreover, any aircraft accident or incident, even if fully insured, could cause the public to perceive us as less safe or reliable than other airlines, which could harm our business and results of operations. The Copa brand name and our corporate reputation are important and valuable assets. Adverse publicity (whether or not justified) could tarnish our reputation and reduce the value of our brand. Adverse perceptions of the types of aircraft that we operate arising from safety concerns or other problems, whether real or perceived, or in the event of an accident involving those types of aircraft, could significantly harm our business as the public may avoid flying on our aircraft. See “—If we are unable to successfully operate new aircraft due to safety concerns, in particular our new Boeing 737 MAX aircraft, our business could be harmed.”
Fluctuations in foreign exchange rates could negatively affect our net income.
In 2023, approximately 64.3% of revenues and 79.2% of expenses were denominated in U.S. dollars (for 2022, U.S. dollar-denominated revenues and expenses were 63.3% and 77.3%, respectively). A significant part of our revenue is denominated in foreign currencies, including the Colombian peso, Brazilian real, Argentinian peso and Mexican peso, which represented 10.0%, 7.7%, 5.1% and 3.5%, respectively (for 2022, these foreign currencies-denominated revenues were 12.1%, 8.0%, 4.6% and 2.6%, respectively). If any of these currencies decline in value against the U.S. dollar, our revenues, expressed in U.S. dollars, and our operating margin would be adversely affected. We may not be able to adjust our fares denominated in other currencies to offset any increases in U.S. dollar-denominated expenses, increases in interest expense or exchange losses on fixed obligations or indebtedness denominated in foreign currency.
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
The average age of our fleet was approximately 9.7 years as of December 31, 2023. Historically, we have incurred low levels of maintenance expenses relative to the size of our fleet because most of the parts on our aircraft are covered under multi-year warranties. As our fleet ages, these warranties expire and the time flown by each aircraft increases, and our maintenance costs will increase, both on an absolute basis and as a percentage of our operating expenses.
If we enter into a prolonged dispute with any of our employees, many of whom are represented by unions, or if we are required to substantially increase the salaries or benefits of our employees, it may have an adverse impact on our operations and financial condition.
Approximately 64.2% of our 7,625 employees are unionized. There are currently five unions covering our employees based in Panama: the pilots’ union, the flight attendants’ union, the mechanics’ union, the passenger service agents’ union, and an industry union, which represents ground personnel, messengers, drivers, passenger service agents, counter agents and other non-executive administrative staff.
We entered into collective bargaining agreements with the flight attendants’ union in March 2023, the pilot’s union in February 2023, the mechanics’ union in May 2022 and the industry union in March 2022. We do not have a collective bargain agreement negotiated with UGETRACAS, an aviation industry union in Panama, because they do not have the eligible amount of employees. Collective bargaining agreements in Panama typically have four-year terms.
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
In 2023, a portion of our revenues were derived from tickets sold through third-party distribution channels, including those provided by conventional travel agents, online travel agents (“OTAs”) or tour operators. We cannot assure that we will be able to maintain favorable relationships with these ticket sellers. Our revenues could be adversely impacted if travel agents or tour operators elect to favor other airlines or to disfavor us. Our relationship with travel agents and tour operators may be affected by:
•the size of commissions offered by other airlines;
•changes in our arrangements with other distributors of airline tickets; and

•the introduction and growth of new methods of selling tickets.
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
In September 2022, Copa Airlines implemented a channel differentiation strategy (“Copa Connect”) with the objective of shifting sales to more cost-efficient channels. This strategy adds a distribution surcharge to the fare for tickets purchased through the traditional travel agency GDS channel in order to partially offset the higher cost of this channel. For travel agencies, and their customers, who want to avoid the GDS distribution surcharge, we have offered alternatives leveraging the IATA “New Distribution Capability” (NDC) standard.
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
Our business would be impacted if a design defect or mechanical problem with any of the types of aircraft, engines or components that we operate were discovered that would ground any of our aircraft while the defect or problem was being addressed, assuming it could be corrected at all. The use of our aircraft could be suspended or restricted by regulatory authorities in the event of any actual or perceived mechanical or design issues. For example, following the Ethiopian Airlines accident involving a Boeing 737 MAX 8 aircraft, the FAA and other regulatory bodies around the world grounded the aircraft, and on November 18, 2020 the FAA rescinded this order. On January 6, 2024, following the Airworthiness Directive issued by the FAA, we suspended operations of 21 Boeing 737 MAX 9 aircraft. From January 6 to January 29, 2024, a total of 1,788 flights were cancelled. After undergoing the technical inspections required by regulators, most of these aircraft have returned to our flight schedule. Our business would also be negatively impacted if the public began to avoid flying with us due to an adverse perception of the types of aircraft that we operate stemming from safety concerns or other problems, whether real or perceived, or in the event of an accident involving those types of aircraft or components.
We also depend on a limited number of suppliers with respect to supplies obtained locally, such as our fuel. These local suppliers may not be able to maintain the pace of our growth and our requirements may exceed their capabilities, which may adversely affect our ability to execute our day-to-day operations and our growth strategy.
Our business could also face disruptions due to external factors beyond our control, such as delays in aircraft deliveries. Notably, Boeing has experienced delays in delivering its aircraft. This has been partly due to increased regulatory scrutiny and quality lapses at key suppliers. Such delays in receiving new aircraft could affect our operational efficiency and growth strategy.
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
The COVID-19 pandemic led to significant reductions in demand due to travel restrictions and bans implemented globally. This has affected our business, financial condition, and operating results, and may continue to do so even after the virus is contained, especially if there are lasting changes in economic conditions, government regulation, and consumer attitudes toward air travel that impact our business models.
The future impact of COVID-19 on our operations and financial performance is uncertain and will depend on various factors, including the scope and severity of the pandemic, travel advisories and restrictions, the availability and effectiveness of vaccines, and the overall demand for air travel. Additionally, positive COVID-19 tests among our employees could result in flight cancellations or reduced services. Lasting travel restrictions or a significant decrease in operations could materially adversely affect our results and long-term sustainability.
In addition, an outbreak of another disease or a resurgence of COVID-19 could have a similar adverse impact on our business, potentially leading to increased government restrictions and regulations that could further affect our operations.
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
Traditional hub-and-spoke carriers in the United States and Europe continue to face substantial and increasing competitive pressure from LCCs offering discounted fares. The LCC business model is gaining acceptance in the Latin American aviation industry. The LCCs’ operations are typically characterized by point-to-point route networks focusing on the highest demand city pairs, high aircraft utilization, single class service and fewer in-flight amenities. As a result, we may face new and substantial competition from LCCs in the future, which could result in significant and lasting downward pressure on the fares we charge for flights on our routes. Current LCCs such as Avianca, Volaris, Spirit, JetBlue, Azul and Gol are adding pressure to our fares and are also exploring new competitive routes overflying our Hub. We also expect more competition in the market from newer players such as JetSmart, Sky and Arajet.
In December 2016, Copa’s subsidiary in Colombia, AeroRepública, launched Wingo, a low-cost business model to serve domestic destinations and some point-to-point international leisure markets, to improve Copa’s position within Colombia and better compete with low unbundled prices from LCCs. In 2021, we incorporated a new Wingo operator based in Panama, La Nueva Aerolínea, S.A., and in 2023, we started operating one 737-800 aircraft. Although we intend to compete vigorously and maintain our strong competitive position in the industry, Avianca and LATAM represent a significant portion of the domestic market in Colombia and have access to greater resources as a result of their larger size. Therefore, Copa faces stronger competition now than in recent years, and its prior results may not be indicative of its future performance.
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
Fuel costs constitute a significant portion of our total operating expenses, representing approximately 37.6% of operating expenses in 2023, 41.9% of operating expenses in 2022 and 28.2% in 2021. Jet fuel costs have been subject to wide fluctuations as a result of fluctuations in demand, sudden disruptions in and other concerns about global supply, as well as market speculation. Both the cost and availability of fuel are subject to many economic, political, weather, environmental and other factors and events occurring throughout the world that we can neither control nor accurately predict, including international political and economic circumstances such as the political instability in major oil-exporting countries in Latin America, Africa and Asia. For example, the conflict between Russia and Ukraine beginning in February 2022 led to an increase in fuel costs. Due to the evolving nature of the conflict, we can neither predict the duration of the increasing fuel costs nor the extent of its impact on our business operations. Any future fuel supply shortage (for example, as a result of production curtailments by the Organization of the Petroleum Exporting Countries, or “OPEC,” a disruption of oil imports, supply disruptions resulting from severe weather or natural disasters, the continued unrest in the Middle East or otherwise could result in higher fuel prices or further reductions in scheduled airline services). We cannot ensure that we would be able to offset any increases in the price of fuel by increasing our fares.
As of December 31, 2023, the Company was not a party to any outstanding fuel hedge contracts and has adopted a strategy of remaining unhedged, while regularly reviewing its policies based on market conditions and other factors. For 2024, although we have not hedged any part of our anticipated fuel needs, we continue to evaluate various hedging strategies and may enter into hedging agreements in the future, as any substantial and prolonged increase in the price of jet fuel will likely materially and negatively affect our business, financial condition and results of operation.
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
Events such as the conflict between Russia and Ukraine, the political unrest in Sudan, and the ongoing crisis in Israel have put upward pressure on aviation insurance premiums, particularly in the Hull War sector of the airline insurance market. In fact, the conflict between Russia and Ukraine could lead to one of the largest ever aviation claims of US$10 billion to US$15 billion, significantly higher than the claims resulting from 9/11. Such geopolitical events, and any other conflicts that may arise, may continue to impact claims and premiums going forward.
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
Combatting climate change has been the focus of regulators from regional to international governing bodies. For example, in 2018, the ICAO council adopted “SARPs” (Standards and Recommended Practices) laying out the criteria for Carbon Offsetting and Reduction Scheme for International Aviation (“CORSIA”) and issuing the first edition of the CORSIA to address the increase in total CO2 emissions from international aviation. As Colombia and Panama are member states of ICAO, the Civil Aviation Authorities (“CAAs”) of Panama and Colombia have developed new regulations to implement CORSIA. Under CORSIA, airplane operators must annually report the fuel consumption of their international commercial operations and the corresponding CO2 emissions (domestic operations are excluded from these requirements and need to be managed according to the local regulatory entity requirements). Although, the impact of CORSIA cannot be fully predicted, it is still expected to result in increased operating costs for airlines that operate internationally, including COPA. Copa Airlines and AeroRepública began presenting their CO2 emissions reports from the operations in 2019 and onwards. The CO2 emissions reports are presented to the Civil Aviation Authorities in the month of May after having been audited by an accredited auditing company. Copa Airlines and AeroRepública presented the Emission Monitoring Plan (“EMP”) required by CORSIA to their respective CAAs.
Carbon emissions by the airline industry and their impact on climate change have become a particular focus in the international community, including in the countries where we operate. There are various regulations currently in place in the jurisdictions where we operate, and we would expect additional regulations in this matter in the future. Other than as described in this annual report, to date those regulations have neither applied to nor had a material effect on our operations. However, our operations may become subject to additional regulation in any of the jurisdictions where we operate, which could lead to an impact on our operations and result in increased costs, which could be material. We expect to continue to monitor and evaluate the potential impact of any additional regulation regarding climate change.
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
Our business could face future regulatory challenges due to evolving sustainability standards and carbon emission reduction targets. Although Panama, the United States, and other countries we operate in have not yet adopted the new Sustainability Standards IFRS S1 and IFRS S2, the global trend towards enhanced sustainability reporting and accountability suggests potential future compliance requirements. These standards focus on comprehensive sustainability reporting, which could necessitate changes in our operational and reporting processes.

Additionally, we are aware of the growing emphasis on environmental impact and the risk posed by potential regulations aimed at reducing carbon emissions. The recent CAAF/3 resolution, which targets a 5% reduction in carbon emissions by 2030, exemplifies this trend. While not currently binding on us, such resolutions could pave the way for mandatory measures, including carbon taxes or stricter operational regulations to curb emissions.
These potential developments may lead to increased operational costs, necessitate investment in newer, more environmentally friendly technologies, and require strategic shifts in our business practices. Failure to adapt to these changes or comply with new regulations could result in financial penalties, reputational harm, and a competitive disadvantage.
We are subject to risks associated with climate change, including increased regulation of our carbon emissions, changing consumer preferences and the potential increased impacts of severe weather events on our operations and infrastructure.
As customers become more aware of the risks of climate change, their preferences around flying may also change, which can pose a risk to our results of operations. For example, customers may choose to fly less in order to decrease their negative impact to the environment and climate. Customers may also decide to choose airlines they perceive to be operating and conducting business in a more environmentally sustainable manner based on the airline’s reputation or who permit customers to pay for the emissions caused by their flights. Additionally, customers may opt to take a high-speed rail instead of a flight or opt out of traveling entirely by engaging in virtual meetings instead. Debt and equity investors may also make investment decisions based on environmental, social and governance considerations, which could increase our cost of capital, to the extent we do not comply with certain criteria.
In addition, climate change may cause severe weather such as increased storms and flooding, rising sea level, and excessive heat. For example, Panama has been facing a severe drought, affecting the Panama Canal’s operations and, by extension, the national economy. These varying climate conditions could negatively impact our operations and infrastructure. The operational impact can include flight cancellations, flight delays, increased fuel prices, among others. Climate change may even make destinations less attractive for visitors if the destination becomes more prone to extreme weather events. All of these factors could result in loss of revenue. We are not able to predict accurately the materiality of any potential losses or costs associated with the physical effects of climate change.
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
Panama and Colombia have experienced significant economic growth over the last several years. However, like other countries in the region and around the world, the economies of Panama and Colombia have been adversely affected by the COVID-19 pandemic. According to International Monetary Fund estimates, during 2024 the Panamanian and Colombian economies are expected to grow 4.0% and 2.0% respectively, as measured by their GDP at constant prices, even with preliminary figures indicating that real GDP increased by 6.0% in Panama and by 1.4% in Colombia in 2023. However, if either economy experiences a sustained recession, or significant political disruptions, our business, financial condition or results of operations could be materially and negatively affected.
Any increase in the taxes we or our shareholders pay in Panama or the other countries where we do business could adversely affect our financial performance and results of operations.
We cannot ensure that our current tax rates will not increase. Our income tax expenses were $97.0 million, $40.2 million and $10.5 million in the years ended December 31, 2023, 2022 and 2021, respectively, which represented an effective income tax rate of 15.9%, 10.4% and 19.3%, respectively. We are subject to local tax regulations in each of the jurisdictions where we operate, the great majority of which are related to the taxation of income. In some of the countries to which we fly, we are not subject to income taxes, either because those countries do not have income tax or because of treaties or other arrangements those countries have with Panama. In the remaining countries, we pay income tax at rates ranging from 7% to 35% of income.
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
We received notifications from the tax authorities in Panama in February 2020 and in Colombia in November 2020 and March 2016. We, along with our tax advisors, have concluded that it is unlikely that we will need to allocate resources to settle these claims. This conclusion is based on the strength of our defense arguments and the fact that both cases are in the preliminary stages.
In February 2020, we received two notifications from the tax authorities in Panama related to a tax audit process that began in 2019. The notifications include potentially significant adjustments to the reported dividend tax for the years 2012 to 2016 and income tax for the year 2016. We have filed an administrative appeal, which is the first legal stage under Panamanian laws. We, along with our tax advisors, have concluded that is probable that our tax position will be upheld. As a result, it is not probable that we will incur any significant additional tax as a result. According to Panamanian laws, the statute of limitations is three and 15 years for income tax and dividend tax claims, respectively.
We may face increased taxes in future periods as a result of the global minimum tax, a critical element of the Base Erosion and Profit Shifting (“BEPS”) initiative. On October 8, 2021, 136 countries, including Panama, reached an agreement for a two-pillar approach to international tax reform, integral to the BEPS project. Among other things, Pillar One proposes a reallocation of a proportion of taxes to market jurisdictions, while the Pillar Two Global anti-Base Erosion rules (“GloBE Rules”) propose four new taxing mechanisms under which multinational enterprises (“MNEs”) would pay a minimum level of tax (“Minimum Tax”). The Subject to Tax Rule is a tax treaty-based rule that generally proposes a Minimum Tax on certain cross-border intercompany transactions that otherwise are not subject to a minimum level of tax. The Income Inclusion Rule (IIR), the Under Taxed Payments Rule (UTPR), and the Qualified Domestic Minimum Top-up Tax (QDMT) generally propose a Minimum Tax of 15% on the income arising in each jurisdiction in which an MNE operates.
On December 18, 2023, Pillar Two legislation was enacted in Ireland, the jurisdiction of the special purpose vehicles owned by the Company that beneficially own 75 aircraft of the Company's fleet. The income inclusion rule (IIR) and qualified domestic minimum top-up tax (QDMTT) provisions will apply for fiscal years beginning on or after December 31, 2023. The undertaxed profits rule (UTPR) will apply for fiscal years beginning on or after December 31, 2024 and will come into effect beginning January 1, 2024.
Since the Pillar Two legislation was not effective as of the reporting date, the Company has no related current tax exposure. The Company applies the exception to recognizing and disclosing information about deferred tax assets and liabilities related to Pillar Two income taxes, as provided in the amendments.
At the date when the financial statements were authorized for issue, no other of the jurisdictions in which the Company operates had enacted or substantively enacted the tax legislation related to the top-up tax.
As of December 31, 2023, the Company did not have sufficient information to determine the potential quantitative impact. The impact of changes in corporate tax rates on the measurement of tax assets and liabilities depends on the nature and timing of the legislative changes in each country.
Political unrest and instability in Latin American countries in which we operate may adversely affect our business and the market price of our Class A shares.
While geographic diversity helps reduce our exposure to risks in any one country, we operate primarily within Latin America and are thus subject to a full range of risks associated with our operations in these regions. These risks may include unstable political or economic conditions, lack of well-established or reliable legal systems, exchange controls and other limits on our ability to repatriate earnings and changeable legal and regulatory requirements. In Venezuela, for example, we and other airlines and foreign companies may only repatriate cash through specific governmental programs, which may effectively preclude us from repatriating cash for periods of time. In addition, Venezuela has experienced difficult political conditions and declines in the rate of economic growth in recent periods as well as governmental actions that have adversely impacted businesses that operate there. For the year ended December 31, 2023, revenue from the Company’s flights to Venezuela, including connecting traffic, represented about 6.8% of consolidated revenues and direct flights between Panama and Venezuela. Inflation, any decline in GDP or other future economic, social and political developments in Latin America may adversely affect our financial condition or results of operations.
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
CIASA owns all of our Class B shares, and those Class B shares will be converted into Class A shares if they are sold to non-Panamanian investors. In connection with our initial public offering in December 2005, Continental and CIASA reduced their ownership of our total capital stock from 49.0% to approximately 27.3% and from 51.0% to approximately 25.1%, respectively. In a follow-on offering in June 2006, Continental further reduced its ownership of our total capital stock from 27.3% to 10.0%. In May 2008, we and CIASA released Continental from its standstill obligations and they sold down their remaining shares in the public market. CIASA holds registration rights with respect to a significant portion of its shares pursuant to a registration rights agreement entered into in connection with our initial public offering. In March 2010, CIASA converted a portion of its Class B shares into 1.6 million non-voting Class A shares and sold such Class A shares in an SEC-registered public offering. In the event CIASA seeks to reduce its ownership below 10% of our total share capital, our independent directors may decide to issue special voting shares solely to Panamanian nationals to maintain the ownership requirements mandated by the Panamanian Aviation Act. As a result, the market price of our Class A shares could drop significantly if CIASA further reduces its investment in us, other significant holders of our shares sell a significant number of shares or if the market perceives that CIASA or other significant holders intend to sell their shares. As of December 31, 2023 CIASA owned 26.0% of Copa Holdings’ total capital stock.
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
Our Class A shares are listed on the NYSE. During the three months ended December 31, 2023, the average daily trading volume for our Class A shares as reported by the NYSE was approximately 295,625 shares. Active, liquid trading markets generally result in lower price volatility and more efficient execution of buy and sell orders for our investors. The liquidity of a securities market is often affected by the volume of shares publicly held by unrelated parties. We cannot predict whether an active liquid public trading market for our Class A shares will be sustained.
Our operations in Cuba may adversely affect the market price of our Class A shares.
We currently offer passenger, cargo and mail transportation services to and from Cuba. For the year ended December 31, 2023, our transported passengers to and from Cuba represented approximately 2.7% of our total passengers. Our operating revenues from Cuban operations during the year ended December 31, 2023 represented approximately 0.4% of our total consolidated operating revenues for the year. Our assets located in Cuba are not significant.
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
In February 2016, the Board of Directors approved a change to the dividend policy to limit aggregate annual dividends to an amount equal to 40% of the previous year’s annual consolidated underlying net income, to be distributed in equal quarterly installments subject to board ratification each quarter. Our Board of Directors may, in its sole discretion and for any reason, amend or repeal any aspect of this dividend policy. Our Board of Directors may decrease the level of dividends provided for in this dividend policy or entirely discontinue the payment of dividends. Future dividends with respect to shares of our common stock, if any, will depend on, among other things, our results of operations, cash requirements, financial condition, contractual restrictions, business opportunities, provisions of applicable law and other factors that our Board of Directors may deem relevant. See “Item 8A. Consolidated Statements and Other Financial Information—Dividend Policy.” On April 26, 2020, given the challenges presented by the COVID-19 pandemic, the Board decided to postpone payment of dividends for the remainder of 2020, 2021 and 2022. On March 22, 2023, the Board of Directors of Copa Holdings approved a 2023 dividend payment corresponding to 40% of the adjusted consolidated net income of 2022.
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
Item 4. Information on the Company
A.History and Development of the Company
General
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
On May 6, 1998, Copa Holdings, S.A., the holding company for Copa and related companies was incorporated as a sociedad anónima under the laws of Panama to facilitate the sale by CIASA of a 49% stake in Copa Holdings to Continental. In connection with Continental’s investment, we entered into an extensive alliance agreement with Continental providing for code-sharing, joint marketing, technical exchanges and other cooperative initiatives between the airlines. At the time of our initial public offering in December 2005, Continental reduced its ownership of our total capital stock from 49% to approximately 27.3%. In a follow-on offering in June 2006, Continental further reduced its ownership of our total capital stock from 27.3% to 10.0%. In May 2008, Continental sold its remaining shares in the public market. In March 2010, CIASA sold 4.2% of its interest and as of December 31, 2023 held 26.0% of our total capital stock.
Since 1998, we have grown and modernized our fleet while improving customer service and reliability. Our operational fleet has grown from 13 aircraft in 1998 to 106 aircraft as of January 1, 2024. In 1999, we received our first Boeing 737-700s, followed by our first Boeing 737-800 in 2003 and our first Embraer 190 in 2005. We discontinued the use of our last Boeing 737-200 in 2005. In 2018, we took delivery of our first four Boeing 737 MAX 9 aircraft. In addition, continuing our fleet optimization and efficiency efforts, in 2020, we signed an aircraft sale and purchase agreement for the remaining Embraer 190 fleet. In 2021, we sold three B737-700 aircraft. During 2022, we sold two B737-700 airframes, restored capacity to pre-pandemic levels and expanded our network with new frequencies and routes.
On April 22, 2005, we acquired an initial 85.6% equity ownership interest in AeroRepública, which was one of the largest domestic carriers in Colombia in terms of passengers carried. Through subsequent acquisitions, we increased our total ownership interest in AeroRepública to 99.9% by the end of that year. In December 2016, we launched a low-cost business model, Wingo, to diversify our offerings and to better compete with other low-cost carriers in the markets. We believe that Copa Airlines creates additional passenger traffic in our existing route network by providing Colombian passengers more convenient access to the international destinations served through our Panama hub and by offering direct domestic and international service through our low-cost business model, Wingo. In 2021, we incorporated a new Wingo operator based in Panama, La Nueva Aerolínea, S.A., and in 2023, we started operating one 737-800 aircraft.
In July 2015, we elected to cease co-branding the MileagePlus frequent flyer program in Latin America and launched our own frequent flyer program, ConnectMiles. We believe that establishing our own direct relationship with our customers is essential to better serve them. Copa and UAL will remain strong loyalty partners through our participation in Star Alliance.

Our registered office is located at Avenida Principal y Avenida de la Rotonda, Urbanización Costa del Este, Complejo Business Park, Torre Norte, Parque Lefevre, Panama City, Panama and our telephone number is +507 304-2774. The website of Copa Airlines is www.copaair.com. Information contained on, or accessible through, this website is not incorporated by reference herein and shall not be considered part of this annual report. Our agent for service of process regarding SEC securities filings in the United States is Puglisi & Associates, 850 Library Avenue, Suite 204, Newark, Delaware 19715, and its telephone number is +(302) 738-6680. Also, the SEC maintains an internet site (www.sec.gov) that contains reports, proxy and information statements and other information about the Company that the Company has filed electronically with the SEC.
Capital Expenditures
During 2023, our capital expenditures were $572.1 million, which consisted of advance payments and reimbursements on aircraft purchase contracts and acquisition of property and equipment, that correspond mainly to 8 aircraft that arrived during 2023, compared to capital expenditures of $526.9 million in 2022 and $412.9 million in 2021.
B.Business Overview
We are a leading Latin American provider of airline passenger and cargo service through our two principal operating subsidiaries, Copa Airlines and AeroRepública. Copa Airlines operates from its strategically located position in the Republic of Panama, and AeroRepública operates a low-cost business model, Wingo, within Colombia and various cities in the region. As of December 31, 2023, we operate a fleet of 106 aircraft, 76 Boeing 737-Next Generation aircraft, 29 Boeing 737 MAX 9 aircraft and one Boeing 737-800 BCF (Boeing Converted Freighter). As of December 31, 2023, we had one purchase contract with Boeing entailing 57 firm orders of Boeing 737 MAX aircraft. These aircraft are scheduled for delivery between 2024 and 2028.
Copa currently offers approximately 375 daily scheduled flights among 82 destinations in 32 countries in North, Central and South America and the Caribbean from its Panama City hub. Copa provides passengers with access to flights to more than 180 other destinations through code-share arrangements with UAL and other airlines, pursuant to which each airline places its name and flight designation code on the other’s flights. Through its Panama City hub, Copa is able to consolidate passenger traffic from multiple points to serve each destination effectively.
Copa has a strategic alliance with United Airlines, or “UAL” or “United,” that encompasses joint marketing strategies and code-sharing arrangements, among other things. We have been a member of Star Alliance since June 2012.
Our Strengths
We believe our primary business strengths that have allowed us to compete successfully in the airline industry include the following:
•Our “Hub of the Americas” airport is strategically located. We believe that Copa’s base of operations at the geographically central location of Tocumen International Airport in Panama City, Panama provides convenient connections to our principal markets in North, Central and South America and the Caribbean, enabling us to consolidate traffic to serve several destinations that do not generate enough demand to justify point-to-point service. Flights from Panama operate with few service disruptions due to weather, contributing to high completion factors and on-time performance. Tocumen International Airport’s sea-level altitude allows our aircraft to operate without the performance restrictions they would be subject to in higher altitude airports. We believe that Copa’s hub in Panama allows us to benefit from Panama City’s status as a center for financial services, shipping and commerce and from Panama’s stable, dollar-based economy, free-trade zone and growing tourism.
•We focus on keeping our operating costs low. In recent years, our low operating costs and efficiency have contributed significantly to our profitability. Our operating CASM, excluding costs for fuel, was 5.97¢ in 2023. We believe that our cost per available seat mile reflects our modern fleet, efficient operations and the competitive cost of labor in Panama.
•We operate a modern fleet. Our fleet consists of Boeing 737-MAX and Boeing 737-Next Generation aircraft equipped with winglets and other modern cost-saving and safety features. Over the next several years, we intend to enhance our modern fleet through the addition of 57 firm orders of Boeing 737 MAX aircraft, agreed to be delivered between 2024 and 2028. . We believe that our modern fleet contributes to our on-time performance and high completion factor (percentage of scheduled flights not cancelled).
•We believe Copa has a strong brand and a reputation for quality service. We believe that the Copa brand is associated with value to passengers, providing world-class service and competitive pricing. For the year ended December 31, 2023, Copa’s statistic for on-time performance, according to DOT standard methodology of arrivals within 14 minutes of scheduled arrival time, was and its completion factor was 89.5%. We believe our focus on customer service has helped to build passenger loyalty. In addition, the excellent response to our new loyalty program, ConnectMiles, demonstrates the strong affinity Copa customers have for the brand. In January 2024, for the ninth year, we received recognition from The Cirium 2023 On Time Performance (OTP) Review, as the most on-time airline in Latin America.
•Our management fosters a culture of teamwork and continuous improvement. Our management team has been successful at creating a culture based on teamwork and focused on continuous improvement. Each of our employees has individual objectives based on corporate goals that serve as a basis for measuring performance.
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
Our Strategy
Our goal is to continue to grow profitably and enhance our position as a leader in Latin American aviation by providing a combination of superior customer service, convenient schedules and competitive fares, while maintaining competitive costs. The key elements of our business strategy include the following:
•Expand our network by increasing frequencies and adding new destinations. We believe that demand for air travel in Latin America is likely to expand in the next decade, and we intend to use our increasing fleet capacity to meet this growing demand. We intend to focus on expanding our operations by increasing flight frequencies on our most profitable routes and initiating service to new destinations. Copa’s Panama City hub allows us to consolidate traffic and provide non-stop or one-stop connecting service to over 5,000 city pairs, and we intend to focus on providing new or increased service to destinations that we believe best enhance the overall connectivity and profitability of our network.
•Continue to focus on keeping our costs low. We seek to reduce our cost per available seat mile without sacrificing services valued by our customers as we execute our growth plans. Our goal is to maintain a modern fleet and to make effective use of our resources through efficient aircraft utilization and employee productivity. We intend to reduce our distribution costs by increasing direct sales as well as improving efficiency through technology and automated processes.
•Emphasize superior service and value to our customers. We intend to continue to focus on satisfying our customers and earning their loyalty by providing a combination of superior service and competitive fares. We believe that continuing our operational success in keeping flights on time, reducing mishandled luggage and offering convenient schedules to attractive destinations will be essential to achieving this goal. We intend to continue to incentivize our employees to improve or maintain operating and service metrics relating to our customers’ satisfaction by continuing our profit-sharing plan and employee recognition programs. We will continue to reward our customer loyalty with, ConnectMiles awards, upgrades and access to our Copa Club lounges.

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
According to data from the International Air Transport Association, or “IATA”, Latin America comprised approximately 12.1% of international worldwide passengers flown in 2022.
The Central American aviation market is dominated by international traffic. According to data from IATA, international revenue passenger kilometers, or “RPKs”, are concentrated between North America and Central America. This segment represented 79.8% of international RPKs flown to and from Central America in 2022, compared to 14.7% RPKs flown between Central America and South America and 5.6% for RPKs flown between Central American countries. Total RPKs flown on international flights to and from Central America increased 68.1%, and load factors on international flights to and from Central America were 83% on average.
The chart below details passenger traffic between regions in 2022:

	2022 IATA Traffic Results
	Passenger Kms Flown		Available Seat Kms		Passenger Load Factor
	(Million)	Change (%)	(Million)	Change (%)	Load Factor	Change (%)
North America - Central America / Caribbean	162,466	45.5	200,427	27.7	81.1%	9.9 p.p.
North America - South America	97,333	64.3	117,730	29.5	82.7%	17.5 p.p.
Within South America	22,898	315.4	29,131	254.2	78.6%	11.6 p.p.
Central America/Caribbean - South America	29,875	99.4	37,568	79.4	79.5%	8.0 p.p.
Within Central America	11,341	81.9	14,556	68.7	77.9%	5.6 p.p.
Panama serves as a hub for connecting passenger traffic between major markets in North, South, and Central America and the Caribbean. Accordingly, passenger traffic to and from Panama is significantly influenced by economic growth in surrounding regions. Preliminary figures indicate that real GDP increased by 6.0% in Panama and by 1.4% in Colombia, according to data of the World Economic and Financial Survey conducted by the International Monetary Fund (“IMF”).

	GDP (in US$ billions)		GDP per Capita
	2022 Current Prices (US$)	2022 Real GDP (% Growth)	2022 Current Prices (US$)
Argentina	622	-2.5	13,297
Brazil	2,127	3.1	10,413
Chile	344	-0.5	17,254
Colombia	364	1.4	6,976
Mexico	1,811	3.2	13,804
Panama	82	6.0	18,493
USA	26,950	2.1	80,412
Source: International Monetary Fund, World Economic Outlook Database, October 2023.
According to IMF estimates, from 2016 to 2023, Panama’s real GDP grew at an average annual rate of 4.1%, while inflation averaged 0.8% per year. The IMF currently estimates Panama’s population to be approximately 4.5 million in 2023, with the majority of the population concentrated in Panama City, where our hub at Tocumen International Airport is located. We believe the combination of a stable, service-oriented economy and steady population growth has helped drive our domestic origin and destination passenger traffic.
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
Colombia is the third largest country in Latin America in terms of population, with a population of approximately 52.2 million in 2023 according to the IMF and has a land area of approximately 440,000 square miles. Colombia’s GDP is estimated to be $363.8 billion for 2023, and per capita income was approximately $7.0 thousand (current prices) according to the IMF. Colombia’s geography is marked by the Andean mountains and an inadequate road and rail infrastructure, making air travel a convenient and attractive transportation alternative. Colombia shares a border with Panama, and for historic, cultural and business reasons it represents a significant market for many Panamanian businesses.
Route Network and Schedules
As of December 31, 2023, Copa provided regularly scheduled flights to 82 cities in North, Central and South America and the Caribbean. The majority of Copa flights operate through our hub in Panama City which allows us to transport passengers and cargo among a large number of destinations with service that is more frequent than if each route were served directly.
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
In December 2016, we launched a low-cost business model, Wingo, to diversify our offerings and to better compete with other low-cost carriers in the markets. Wingo serves domestic flights in Colombia and some international cities to and from Colombia. In 2021, we incorporated a new Wingo operator based in Panama, La Nueva Aerolínea, S.A., and in 2023, we started operating one 737-800 aircraft.

Revenue by Region
The following table shows our revenue generated in each of our major operating regions.

	Year Ended December 31,
Region	2023	2022	2021
North America (1)	38.9%	32.7%	28.9%
South America	36.1%	37.4%	37.6%
Central America (2)	23.3%	28.0%	32.0%
Caribbean (3)	1.6%	1.9%	1.5%
(1)Includes USA, Canada and Mexico
(2)Includes Panama
(3)Includes Cuba, Dominican Republic, Haiti, Jamaica, Puerto Rico, Aruba, Curaçao, St. Maarten, Bahamas, Barbados and Trinidad and Tobago
Airline Operations
Passenger Operations
Passenger revenue accounted for approximately $3.3 billion in 2023, $2.8 billion in 2022, and $1.4 billion in 2021, representing 95.9%, 95.3%, and 93.5%, respectively, of Copa’s total revenues. Leisure traffic, which makes up close to half of Copa’s total traffic, tends to coincide with holidays, school vacations and cultural events and peaks in July and August, and again in December and January. Approximately one third of Copa’s passengers regard Panama City as their destination or origination point, and most of the remaining passengers pass through Panama City in transit to other points on our route network.
Cargo Operations
In addition to our passenger service, we make efficient use of extra capacity in the belly of our aircraft by carrying cargo. Our cargo operations consist principally of freight service. Copa’s cargo business generated revenues of approximately $97.1 million in 2023, $101.8 million in 2022, and $71.6 million in 2021, representing 2.8%, 3.4%, and 4.7% respectively, of Copa’s operating revenues. We primarily move our cargo in the belly of our aircraft; however, we also wet-lease and charter freighter capacity when necessary to meet our cargo customers’ needs. In 2021, we converted a Boeing 737-800 passenger aircraft into a cargo aircraft. In March 2022, the newly converted freighter aircraft, the Boeing 737-800 BCF with a capacity of 21.7 tons per flight, began operations.
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
Our alliance relationship with UAL enjoys a grant of antitrust immunity from the U.S. Department of Transportation, or “DOT”. The alliance agreement expires in 2026 and is terminable by either airline in cases of, among other things, uncured material breaches of the alliance agreement, bankruptcy, termination of the services agreement for breach, termination of the frequent flyer participation agreement without entering into a successor agreement, certain competitive activities, certain changes of control of either of the parties and certain significant operational service failures.
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
Sales, Marketing and Distribution
Sales and Distribution. A portion of our sales were completed through travel agents, including OTAs and other airlines while the rest came from direct sales via our city ticket offices, or “CTOs,” call centers, airport counters or website. In recent years, travel agents’ base commissions have decreased significantly in most markets as more efficient back-end incentive programs have been implemented to reward selected travel agencies that exceed their sales targets.
Travel agents may obtain airline travel information and issue airline tickets through a direct connection program that we launched on September 1, 2022 using the New Distribution Capability (NDC) Level 4 standard or through the traditional GDSs that enable them to make reservations on flights from a large number of airlines. GDSs are also used by travel agents to make hotel and car rental reservations. Copa participates actively in major international GDSs, including SABRE, Amadeus and Travelport. In return for access to these GDS systems, Copa pays transaction fees that are generally based on the number of segments booked through each system and a portion of these transaction fees are now passed on to the passenger in the form of a distribution cost recovery surcharge.
Copa has a sales and marketing network consisting of 30 ticket offices, including city ticket offices located in Panama, Colombia and other countries, in addition to the airports where we operate.
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
Aircraft
As of December 31, 2023, Copa operates a fleet consisting of 106 aircraft. As of December 31, 2023, Copa has firm orders to purchase 57 Boeing 737 MAX aircraft to be delivered between 2024 and 2028. In October 2018, Copa signed an aircraft sale and purchase agreement with Azorra Aviation for the sale of five Embraer 190 aircraft in 2019. In 2020, we signed an aircraft sale and purchase agreement for the remaining Embraer 190 aircraft and announced the sale of the B737-700 fleet. In 2021, we completed the sales of the Embraer 190 aircraft and the three B737-700 aircraft. Due to an increase in demand in the region, the Board of Directors approved continuing to operate the remaining nine Boeing 737-700 aircraft for a period of three years. During 2022, the Company sold two B737-700 airframes that were under a lease agreement to a third party.

The current composition of the Copa fleet as of December 31, 2023 is fully described below:
Average Term of Lease

	Number of Aircraft		Leased	Remaining (Years)	Average Age (Years)	Seating Capacity
	Total	Owned
Boeing 737 MAX	29	25	4	6.9	2.3	166/174
Boeing 737-700	9	9	0	0	20.2	124/126
Boeing 737-800	68	41	27	3.4	11.4	154/160/166/186
Total	106	75	31	3.8	9.7	—
The table below describes the expected size of our fleet at the end of each year set forth below, assuming delivery of all aircraft for which we currently have firm orders but not taking into account any aircraft for which we have purchase rights and options:

Aircraft Type	2024	2025	2026	2027	2028	2029	2030
737-700	9	9	6	5	0	0	0
737-800	68	59	56	55	47	47	43
737-MAX(1)	38	54	70	79	86	86	83
Total Fleet	115	122	132	139	133	133	126
(1)We have the flexibility to choose between the different members of the 737 MAX family. The delivery schedule above reflects contractual commitments.
The Boeing 737 aircraft currently in our fleet are fuel-efficient and suit our operations well for the following reasons:
•They have simplified maintenance procedures.
•They require just one type of standardized training for our crews.
•They have one of the lowest operating costs in their class.
Our focus on profitable operations means that we periodically review our fleet composition. As a result, our fleet composition changes over time when we conclude that adding other types of aircraft will help us achieve this goal. Following our strategy, as of December 31, 2023, we have firm orders to purchase 57 Boeing 737 MAX aircraft to be delivered between 2024 and 2028. The 737 MAX provides additional benefits to the current fleet such as fuel efficiency, longer range and additional capacity compared to the current Copa seat configuration. Following the Ethiopian Airlines accident involving a Boeing 737 MAX 8 aircraft, we suspended operations of our six Boeing 737 MAX 9 aircraft as regulatory authorities around the world grounded the aircraft. On November 18, 2020 the FAA rescinded its grounding order, issued an airworthiness directive, and published training requirements enabling the Company to begin modifying certain operating procedures, implementing enhanced pilot training requirements, installing FAA-approved flight control software updates, and completing other required maintenance tasks specific to the MAX aircraft. On January 2021, we resumed operations of our Boeing 737 MAX fleet after the authorization of the Autoridad Aeronáutica Civil de Panama. On January 6, 2024, following the Airworthiness Directive issued by the FAA, we suspended operations of 21 Boeing 737 MAX 9 aircraft. From January 6 to January 29, 2024, a total of 1,788 flights were cancelled. After undergoing the technical inspections required by regulators, most of these aircraft have returned to our flight schedule.
Through several special purpose vehicles, we currently have beneficial ownership of 75 of our aircraft. In addition, we lease 31 of our aircraft under long-term lease agreements that have an average remaining term of 3.8 years. Leasing some of our aircraft provides us with flexibility to change our fleet composition if we consider it to be in our best interests to do so. We make monthly rental payments, some of which are based on floating rates, but we are not required to make termination payments at the end of the lease. Currently, we do not have purchase options under any of our operating lease agreements. Under our operating lease agreements, we are required to make supplemental rent payments at the end of the lease that are calculated with reference to the aircraft’s maintenance schedule. In either case, we must return the aircraft in the agreed-upon condition at the end of the lease term. Title to the aircraft remains with the lessor. We are responsible for the maintenance, servicing, insurance, repair and overhaul of the aircraft during the term of the lease.

To better serve our business travelers, we offer a business class (Clase Ejecutiva) configuration in our fleet. Our business class service features upgraded meal service, special check-in desks, bonus mileage for full-fare business class passengers and access to VIP lounges. Our Boeing 737-800 aircraft currently have three different configurations: one with 16 business class seats with 38-inch pitch and a total of 160 seats, a second with 16 business class seats with 48-inch pitch seats and a total of 154 seats and a third with 16 business class seats and a total of 166 seats. Our Boeing 737 MAX 9 aircraft feature two configurations: one with 16 full lie-flat seats in business class (Dreams) and a total of 166 seats and another configuration with twelve full lie-flat seats in business class (Dreams) and a total of 174 seats. Our Boeing 737-700 aircraft have 12 business class seats and a total of 124 and 126 seats.
Also, within the Copa Holdings fleet, there are nine 737-800s dedicated to the operations of Wingo. These aircraft are equipped with 186 economy class seats.
Each of our Boeing 737-Next Generation aircraft is powered by two CFM International Model CFM 56-7B engines. Our Boeing 737 MAX 9 aircraft are powered by two CFM International Leap 1B engines. We currently have twelve spare engines for service replacements and for periodic rotation through our fleet.
Maintenance
The maintenance performed on our aircraft can be divided into two general categories: line and heavy maintenance. Line maintenance consists of routine, scheduled maintenance checks on our aircraft, including pre-flight, service visits, “A-checks” and any diagnostics and routine repairs. Copa’s line maintenance is performed by Copa’s own technicians at our main base in Panama and/or at the out stations by Copa Airlines and/or AeroRepública employees or third-party contractors. Heavy maintenance consists of more complex inspections and overhauls, including “C-checks,” and servicing of the aircraft that cannot be accomplished during an overnight visit. Maintenance checks are performed intermittently as determined by the aircraft manufacturer through Copa Airlines AAC approved maintenance program. These checks are based on the number of hours, departures or calendar months flown. Historically we had contracted with certified outside maintenance providers, such as COOPESA. In October of 2010, Copa decided to begin performing a portion of the heavy maintenance work in-house. The hiring, training, facility and tooling setup, as well as enhancing certain support shops, were completed during a ten-month period. Ultimately, Copa acquired the required certifications by the local authorities to perform the first in-house C-Check in August 2011, followed by its second C-check in October of the same year. Today we are performing a continuous line of C-Checks in-house for the entire year, and on January 20, 2017 we held the ground-breaking of our new maintenance facility at Tocumen International Airport which allows us to perform up to three complete continuous lines of C-checks, as required. The new facility commenced operations in January 2019. In 2023, 17 heavy maintenance checks were successfully performed in-house. When possible, Copa attempts to schedule heavy maintenance during its lower-demand seasons in order to maximize productive use of its aircraft.
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
Copa Airlines and AeroRepública employ, system-wide, around 679 maintenance professionals, who perform maintenance in accordance with maintenance programs that are established by the manufacturers and approved and certified by international aviation authorities. Every mechanic is trained in factory procedures and goes through our own rigorous in-house training program. Every mechanic is licensed by the AAC and approximately 24 of our mechanics are also licensed by the FAA. Our safety and maintenance procedures are reviewed and periodically audited by the AAC (Panama), UAEAC (Colombia), the FAA (United States), IATA (IOSA) and, to a lesser extent, every foreign country to which we fly. Copa Airlines’ maintenance facility at Tocumen International Airport has been certified by the FAA as an approved repair station, under FAR Part 145, and once a year the FAA inspects this facility to validate and renew the certification. Copa’s aircraft are initially covered by warranties that have a term of four years, resulting in lower maintenance expenses during the period of coverage. All of Copa Airlines’ and AeroRepública’s mechanics are trained to perform line maintenance on each of the Boeing 737-Next Generation and Boeing 737 MAX.
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
Airport Facilities
We believe that our hub at Panama City’s Tocumen International Airport (PTY) is an excellent base of operations for the following reasons:
•Panama’s consistently temperate climate is ideal for airport operations.
•Tocumen International Airport is the only airport in Central America with two operational runways. Also, unlike some other regional airports, consistent modernization and growth of our hub has kept pace with our needs. In 2012, Tocumen International Airport completed Phase II of an expansion project of the existing terminal. In 2013, Tocumen International Airport awarded the bid for the construction of a new terminal (“Terminal 2” or “T2”), with an additional 20 gates and eight remote positions. Terminal 2 started operating a few gates during the early part of 2019. On June 22, 2022, we moved our ticket counter and baggage claim operations to Terminal 2 and began using 20 fully equipped gates in this new terminal. We also opened a new Copa Club, spanning 20,720 square feet, in the new Terminal. The transition between terminals did not impact our operations.
•Panama’s central and sea level location provides a very efficient base to operate our narrow body fleet, efficiently serving short and long-haul destinations in Central, North and South America, as well as the Caribbean.
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
Our Gold and higher PreferMember passengers have access to two Copa Clubs at the Tocumen International Airport in Panama, one located in Terminal 1 and the second located in Terminal 2. These passengers also have access to other Copa Clubs in the region, which are strategically located in San José, Guatemala City, Santo Domingo and Bogotá.
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
Aircraft Fuel Data

	2023	2022	2021
Average price per gallon of jet fuel into plane (excluding hedge) (in U.S. dollars)	$3.02	$3.60	$2.14
Gallons consumed (in millions)	327.6	291.4	177.4
Available seat miles (in millions)	27,700	24,430	14,934
Gallons per ASM (in hundredths)	1.18	1.19	1.19
In 2023, the average price of West Texas Intermediate or “WTI” crude oil, a benchmark widely used for crude oil prices that is measured in barrels and quoted in U.S. dollars, decreased by 18.2% from $94.9 per barrel to $77.6 per barrel. In 2023, we did not hedge any of our fuel needs, and we have not hedged any part of our fuel needs for 2024. Although we have not added hedge positions since August of 2015, we continue to evaluate various hedging strategies and may enter into additional hedging agreements in the future, as any substantial and prolonged increase in the price of jet fuel will likely materially and negatively affect our business, financial condition and results of operation. In the past, we have managed to offset some of the increases in fuel prices with higher load factors, fuel surcharges and fare increases. In addition, our relatively young, winglet-equipped fleet and robust fuel conservation measures also help us mitigate the impact of higher fuel prices.
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
Starting in 2019, Copa is reporting the fuel consumption burned during its annual flight operations and its gas emissions to the AAC. As a result, Copa is in line with the global aviation effort led by ICAO, Colombia, and Panama Civil Aviation Authorities with the implementation of the Carbon Offsetting and Reduction Scheme for International Aviation (CORSIA). The first gas emissions report corresponding to 2019 operations was successfully delivered to the AAC on October 2020, after passing the audit by our external Verification Body of greenhouse gas emissions accredited by ICAO. The Gas Emissions Report (ER) corresponding to 2022 operations was delivered to the AAC on May 2023.
In 2022, we were able to collect a total of 168 tons of recycling materials in Panama’s Copa facilities and avoid sending waste to the landfill. During the same period, we recycled vehicle oil and aircraft fuel, for which we outsourced the collection of 11,375 gallons of hydrocarbons for use as alternative fuel for other industries, thus avoiding the contamination of natural resources. We also outsourced the collection of 590,801 gallons of water contaminated with chemicals generated during aircraft cleaning and painting operations, and from vehicle maintenance processes. The subsequent treatment of the collected water made it possible to recover 95% of the volume treated returning 561,261 gallons of water to nature. We have properly disposed of a total of 28,299 kilograms of chemical waste from Aircraft Maintenance operations. Additionally, we have collected 361,000 gallons of waste from beverages on board, which were treated by a supplier and safely returned to nature.
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
Colombia has expanded its open-skies agreements with several countries in the last years. In addition to Aruba and the Andean Pact nations of Bolivia, Ecuador and Peru, open-skies agreements have been negotiated with Costa Rica, El Salvador, Panama and Dominican Republic. In the framework of liberalization between Colombia and Panama, any airline has the right to operate unlimited frequencies between any city pair of the two countries. As a result, Copa offers scheduled services between eleven cities in Colombia and Panama. In November 2010, Colombia signed an open-skies agreement with the United States, which took effect in January 2013. With respect to domestic aviation, airlines must present feasibility studies to secure specific route rights, and no airline may serve the city pairs with the most traffic unless that airline has at least five aircraft with valid airworthiness certificates. While Aeronáutica Civil has historically regulated the competition on domestic routes, in December 2012 it revoked a restriction requiring a maximum number of competing airlines on each domestic route.
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
Authorization and Certificates. Colombian law requires airlines providing commercial services in Colombia to hold an operation certificate issued by the Aeronáutica Civil, which is renewed every five years. AeroRepública’s operation certificate was renewed in 2023.
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
C.Organizational Structure
The following is an organizational chart showing Copa Holdings and its principal subsidiaries.
*Includes ownership by us held through wholly-owned holding companies organized in the British Virgin Islands.
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

D.Property, plants and equipment
Headquarters
Our headquarters are located six miles away from Tocumen International Airport. We have leased five floors consisting of approximately 105,9811 square feet of the building from Desarollo Inmobiliario Del Este, S.A., an entity controlled by some of the investors that controls CIASA, under a ten-year lease that began in January 2015 at a rate of $0.2 million per month.
Other Property
At Tocumen International Airport, we lease two maintenance hangars, operations offices in the terminal, counter space, parking spaces and other operational properties from the entity that manages the airport. We pay approximately $286,799 per month for this leased property. Around Panama City, we also lease various office spaces, parking spaces and other properties from a variety of lessors, for which we pay approximately $112,418 per month in the aggregate.
In each of our destination cities, we also lease space at the airport for check-in, reservations and airport ticket office sales, and we lease space for CTOs in those cities.
AeroRepública leases most of its airport offices and CTOs. Owned properties only include one CTO and a warehouse close to the Bogota airport.
See also our discussion of “Aircraft” and “Airport Facilities” above.
Item 4A. Unresolved Staff Comments
None.
Item 5. Operating and Financial Review and Prospects
A.Operating Results
You should read the following discussion in conjunction with our consolidated financial statements and the related notes and the other financial information included elsewhere in this annual report. Discussions of year-over-year comparisons between 2022 and 2021 that are not included in this Form 20-F can be found in Part I, Item 5, Operating and Financial Review and Prospects” of our Form 20-F for the fiscal year ended December 31, 2022.
We are a leading Latin American provider of airline passenger and cargo service through our two principal operating subsidiaries, Copa Airlines and AeroRepública. Copa Airlines operates from its strategically located position in the Republic of Panama, and AeroRepública operates a low-cost business model within Colombia and various cities in the region.
Copa currently offers approximately 375 daily scheduled flights among 82 destinations in 32 countries in North, Central and South America and the Caribbean from its Panama City hub. Copa provides passengers with access to flights to more than 180 other destinations through code-share arrangements with our Star Alliance partners and other carriers including Air France, KLM, Iberia, Emirates, Gol, Azul, Tame, Cubana and Aeromexico. Through its Panama City hub, Copa Airlines is able to consolidate passenger traffic from multiple points to serve each destination effectively.
As of December 31, 2023, Copa Airlines and Wingo operate a modern fleet of 106 Boeing 737 aircraft. To meet growing capacity requirements, we have firm orders, including purchase and lease commitments. As of December 31, 2023, the Company has firm orders to purchase 57 Boeing 737 MAX aircraft to be delivered between 2024 and 2028.
Factors Affecting Our Results of Operations
Fuel
In 2023, the average price of WTI crude oil, a benchmark widely used for crude oil prices that is measured in barrels and quoted in U.S. dollars, decreased by 18.2% from $94.9 per barrel to $77.6 per barrel. In 2023, we did not hedge any of our fuel needs. For 2024 although we have not hedged any part of our anticipated fuel needs, we continue to evaluate various hedging strategies and may enter into hedging agreements in the future, as any substantial and prolonged increase in the price of jet fuel will likely materially and negatively affect our business, financial condition and results of operation. In the past, we have managed to offset some of the increases in fuel prices with higher load factors, fuel surcharges and fare increases. In addition, our relatively young, winglet-equipped fleet and robust fuel conservation measures also help us mitigate the impact of higher fuel prices.
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
In Colombia, real GDP, at constant prices, increased 1.4% in 2023. Average inflation of consumer prices in Colombia was approximately 11.4 in 2023, according to the IMF.
According to data from The Preliminary Overview of the Economies of Latin America and the Caribbean, an annual United Nations publication prepared by the Economic Development Division, the economy of Latin America (including the Caribbean) is estimated to increase by 1.9%% in 2024. Preliminary figures, according to the IMF, for 2023 indicate that the Panamanian economy increased by 6.0% (versus 10.8% increase in 2022). Headline inflation in Panama was 1.5% compared to 2.9% in 2022.
Revenues
We derive our revenues primarily from passenger transportation, which represented 95.9% of our revenues for the year ended December 31, 2023. In addition, 2.8% of our total revenues are derived from cargo and 1.3% from other activities.
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
Overall demand for our passenger and cargo services is highly dependent on the regional economic environment in which we operate, including the GDP of the countries we serve and the disposable income of the residents of those countries. Approximately 25% of our passengers travel at least in part for business reasons, and the growth of intraregional trade greatly affects that portion of our business. The remaining 75% of our passengers are tourists or travelers visiting friends and family.
The following table sets forth our capacity, load factor and yields for the periods indicated.

	2023	2022	2021
Capacity (in available seat miles, in millions)	27,700	24,430	14,934
Load factor	86.8%	85.1%	78.6%
Yield (in cents)	13.79	13.59	12.04

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
Fuel. The price we pay for aircraft fuel varies significantly from country to country primarily due to local taxes. While we purchase aircraft fuel at most of the airports to which we fly, we attempt to negotiate fueling contracts with companies that have a multinational presence in order to benefit from volume purchases. During 2023, as a result of the location of its hub, Copa purchased 52% of its aircraft fuel in Panama. Copa has 26 suppliers of aircraft fuel across its network. In some cases, we tanker fuel in order to minimize our cost, by fueling in airports where fuel prices are lowest. Our aircraft fuel expenses are variable and fluctuate based on global oil prices.
Aircraft Fuel Data

	2023	2022	2021
Average price per gallon of jet fuel into plane (excluding hedge) (in U.S. dollars)	$3.02	$3.60	$2.14
Gallons consumed (in millions)	327.6	291.4	177.4
Available seat miles (in millions)	27,700	24,430	14,934
Gallons per ASM (in hundredths)	1.18	1.19	1.19
Wages, salaries and other employees’ expenses. Salary and benefit expenses have historically increased at the rate of inflation and by the growth in the number of our employees. In some cases, we have adjusted the salaries of our employees to correspond to changes in the cost of living in the countries where these employees work. We do not increase salaries based on seniority. Our profit-sharing variable compensation program reflects our belief that our employees will remain dedicated to our success if they have a stake in that success. We typically make accruals each month for the expected annual bonuses, which are reconciled to actual payments at their dispersal within the first half of the following year. The bonus payments are approved by our compensation committee.
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
We received notifications from the tax authorities in Panama in February 2020 and in Colombia in November 2020 and March 2016. We, along with our tax advisors, have concluded that it is unlikely that we will need to allocate resources to settle these claims. This conclusion is based on the strength of our defense arguments and the fact that both cases are in the preliminary stages.
In February 2020, we received two notifications from the tax authorities in Panama related to a tax audit process that began in 2019. The notifications include potentially significant adjustments to the reported dividend tax for the years 2012 to 2016 and income tax for the year 2016. We have filed an administrative appeal, which is the first legal stage under Panamanian laws. We, along with our tax advisors, have concluded that is probable that our tax position will be upheld. As a result, it is not probable that we will incur any significant additional tax as result. According to Panamanian laws, the statute of limitations is three and 15 years for income tax and dividend tax claims, respectively.
We are also subject to local tax regulations in each of the other jurisdictions where we operate, the great majority of which are related to the taxation of our income. In some of the countries to which we fly, we do not pay any income taxes because we do not generate income under the laws of those countries either because they do not have income taxes or due to treaties or other arrangements those countries have with Panama. In the remaining countries, we pay income tax at rates ranging from 7% to 35% of our income attributable to those countries. Different countries calculate our income in different ways, but they are typically derived from our sales in the applicable country multiplied by our net margin or by a presumed net margin set by the relevant tax legislation.
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
Our income tax expense totaled approximately $97.0 million in 2023, $40.2 million in 2022 and $10.5 million in 2021.
Results of Operation
The following table shows each of the line items in our statement of profit or loss for the periods indicated as a percentage of our total operating revenues for that period:

	2023	2022	2021
Operating revenues:
Passenger revenue	95.9%	95.3%	93.5%
Cargo and mail revenue	2.8%	3.4%	4.7%
Other operating revenue	1.3%	1.3%	1.7%
Total operating revenues	100.0%	100.0%	100.0%
Operating expenses:
Fuel	28.8%	35.5%	25.4%
Wages, salaries, benefits and other employees expenses	12.6%	12.8%	17.1%
Passenger servicing	2.6%	2.4%	2.4%
Airport facilities and handling charges	6.4%	6.5%	8.7%
Sales and distribution	6.6%	7.6%	8.6%
Maintenance, materials and repairs	3.8%	3.5%	2.8%
Depreciation, amortization and impairment	8.9%	9.0%	15.9%
Impairment of non financial assets	—%	—%	(0.4)%
Flight operations	3.2%	3.3%	3.7%
Other operating and administrative expenses	3.8%	4.2%	5.8%
Total operating expenses	76.6%	84.8%	89.9%
Operating income	23.4%	15.2%	10.1%
Non-operating income (expense):
Finance cost	(4.6)%	(3.0)%	(5.0)%
Finance income	1.5%	0.6%	0.7%
Gain (loss) on foreign currency fluctuations	0.1%	(0.3)%	(0.4)%
Net change in fair value of derivatives	(2.8)%	0.6%	(1.5)%
Other non-operating income (expense)	0.2%	—%	(0.2)%
Total non-operating income (expense)	(5.7)%	(2.1)%	(6.5)%
Profit before income taxes	17.7%	13.1%	3.6%
Income taxes	(2.8)%	(1.4)%	(0.7)%
Net profit	14.9%	11.7%	2.9%
Year 2023 Compared to Year 2022
Our consolidated net profit in 2023 totaled $514.1 million, compared to a net profit of $348.1 million in 2022. In addition, we had consolidated operating profit of $807.2 million in 2023, compared to an operating profit of

$450.4 million in 2022. Our consolidated operating margin in 2023 was 23.4%, an increase of 8.2 percentage points versus 2022. These results were driven by passenger demand increase with higher average fares.
Operating revenue
Our consolidated revenue totaled $3.5 billion in 2023, a 16.6% increase over operating revenue of $3.0 billion in 2022, mainly due to a 18.1% increase in passenger traffic, offset by a decrease of 0.6% in passenger average fare, and lower cargo volumes and rates.
Passenger revenue. Passenger revenue totaled $3.3 billion in 2023, a 17.4% increase over passenger revenue of $2.8 billion in 2022. This was driven by a 18.1% increase in passengers, partially offset by a decrease of 0.6% in passenger average fare.
Cargo and mail revenue. Cargo and mail revenue totaled $97.1 million in 2023, a 4.6% decrease from cargo and mail revenue of $101.8 million in 2022, related to lower cargo volumes and rates.
Other operating revenue. Other operating revenue totaled $43.5 million in 2023, a 13.0% increase from other revenue of $38.5 million in 2022 driven by an increase in frequent flyer program partnership revenues.
Operating expenses
Our consolidated operating expenses totaled $2.6 billion in 2023, a 5.4% increase over operating expenses of $2.5 billion in 2022. This is mainly as a result of 13.4% increase of ASMs versus 2022, offset by lower fuel costs.
An overview of the major variances in operating expenses on a consolidated basis follows:
Fuel. Aircraft fuel totaled $995.9 million in 2023, a 5.4% decrease from aircraft fuel of $1,052.6 million in 2022, mainly due to a 16.1% lower effective fuel price, offset by a 12.4% increase in block hours.
Wages, salaries and other employees’ expenses. Salaries and benefits totaled $436.5 million in 2023, a 14.7% increase over salaries and benefits of $380.4 million in 2022, mainly as a result of an increased headcount to support additional capacity, as well as salary adjustments and provisions for variable compensation.
Passenger servicing. Passenger servicing totaled $89.1 million in 2023 compared to $70.1 million in 2022. This represented a 27.3% increase driven by 18.1% more passengers and a higher effective rate per passenger that resulted from an upgrade in the onboard product offering.
Airport facilities and handling charges. Airport facilities and handling charges totaled $221.9 million in 2023, a 15.2% increase over $192.6 million in 2022. This increase was driven mainly by a 14.1% increase in departures and higher effective rates related to handling charges and airport services.
Sales and Distribution. Sales and distribution totaled $227.2 million in 2023, a 1.2% increase compared to $224.5 million in 2022, driven mainly to 9.1% more sales, offset by a reduction in our distribution costs as a result of higher penetration of both direct sales and the lower-cost travel agency channels.
Maintenance, materials and repairs. Maintenance, materials and repairs totaled $132.5 million in 2023, a 27.3% increase over $104.1 million in 2022, primarily a result of an increase of major component repairs and materials consumption related to 11.7% more flight hours in 2023 versus 2022, partially offset by an adjustment in the company’s provision related to the future return of leased aircraft.
Depreciation, amortization and impairment. Depreciation totaled $306.1 million in 2023, a 14.3% increase over $267.7 million in 2022, mainly related to additional aircraft and more maintenance events.
Flight operations. Flight operations amounted to $109.9 million in 2023, an 13.0% increase compared to $97.3 million in 2022, mainly due to 12.4% more block hours and higher overflight rates.
Other operating and administrative expenses. Other expenses totaled $130.7 million in 2023, a 4.1% increase from $125.4 million in 2022, mostly related to an increase in overhead expenses mainly related to IT costs.

Total Non-operating Income (Expense)
Non-operating expense totaled $196.1 million in 2023, as compared to non-operating expense of $62.2 million in 2022 mainly due to a translational loss in fair value derivatives in our convertible notes as a result of the settlement.
Finance cost. Finance cost totaled $158.2 million in 2023 mainly comprised of the interest expense related to the amortization of the debt principal and debt issuance costs associated with the convertible notes retired during the period, loan interest and commission expenses, discount rate utilized for the calculation of leased aircraft charges, interest charges related to operating leases and other interest charges. This represents a 80.6% increase over finance cost of $87.6 million in 2022.
Finance income. Finance income totaled $50.2 million in 2023, an 178.6% increase over finance income of $18.0 million in 2022 mainly due to higher interest rates.
Gain (loss) in foreign currency fluctuations. Gain in foreign currency fluctuations totaled $3.1 million in 2023, an 131.5% decrease over loss in foreign currency fluctuations of $9.8 million in 2022, this result mainly driven by the Colombian peso strengthening throughout the year 2023.
Net change in fair value of derivatives. Net fair value of derivatives totaled $98.3 million loss in 2023, a 671.9% decrease over $17.2 million income in 2022, related to the Company’s convertible notes as a result of the settlement.
Other non-operating income (expense). Other non-operating expense totaled $7.2 million income in 2023, compared to $0.1 million income in 2022 mainly due to changes in the value of financial investments.
B.Liquidity and Capital Resources
Our cash, cash equivalents, and short-term investments at December 31, 2023 decreased by $19.6 million compared to December 31, 2022, to $915.2 million. As part of our financing policy, we expect to meet our liquidity needs with cash from operations, cash on hand and the utilization of committed credit facilities, if needed. As of the date hereof, our current unrestricted cash exceeds our forecasted cash requirements to carry out operations, including payment of debt service, for fiscal year 2024.
Our cash, cash equivalent and short-term investment position represented 26.5% of our revenues for the year ended December 31, 2023 and 17.6% of our total assets and 43.1% of our total equity as of December 31, 2023, which we believe provides us with an adequate liquidity position.
In recent years, we have been able to meet our working capital requirements through cash from our operations. In 2023, we experienced an increase in our operational net cash inflow of $286.2 million compared with the previous year. Our ability to meet our liquidity needs in the future is subject to numerous risks and uncertainties, including the levels of cash refunds of customer deposits, the results of contract negotiations with suppliers and whether we take delivery of aircraft pursuant to existing commitments as well as the terms on which we do so and the terms of any related financing available to us.
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
Copa Holdings, S.A., through its subsidiaries, has aggregate uncommitted unsecured credit facilities of $325.0 million as of December 31, 2023.
Operating Activities
We rely primarily on cash flows from operations to provide working capital for current and future operations. Our net cash flows provided by operating activities for the year ended December 31, 2023 were a net operating cash inflow of $1,044.8 million, an increase of $286.2 million compared to a net operating cash inflow of $758.5 million in 2022. Our principal source of cash is receipts from ticket sales to customers, which for the year ended December 31, 2023 increased by $358 million over receipts in the year 2022.

Investing Activities
Net cash flow used in investing activities was $543.0 million in 2023 compared to a net cash flow used in investing activities of $552.2 million in 2022. During 2023, we made capital expenditures of $572.1 million, which consisted of expenditures related to acquisition of property and equipment and net of advance payments and reimbursements on aircraft purchase contracts, related to the arrival of 8 Boeing 737 MAX during 2023, compared to $526.9 million in 2022. In 2023, the Company had $53.7 million from net proceeds of investments compared to $14.3 million used in acquisition and redemption from investments in 2022. Also, in 2023, we had proceeds from sale of property and equipment of $5.1 million, compared to $7.4 million in 2022. We also had expenditures of $29.7 million in acquisition of intangible assets in 2023 compared to $18.5 million in 2022.
Financing Activities
Net cash flow used in financing activities was $394.0 million in 2023 compared to net cash flow used in financing activities of $273.7 million in 2022. During 2023, $428.3 million of proceeds from borrowings were offset by the repayment of $350.0 million of the convertible notes, repayment of $152.3 million in debt, $134.2 million in dividends paid, $105.9 million in repurchase of treasury shares and $80.0 million in payment of lease liability. During 2022, $222.5 million of proceeds from borrowings were offset by the repayment of $249.5 million in debt, $167.6 million in repurchase of treasury shares and $79.0 million in payment of lease liability.
Over the years, we have financed the acquisition of Boeing 737-Next Generation aircraft through syndicated loans provided by international financial institutions with the support of guarantees issued by the Export-Import Bank of the United States, or “Ex-Im”, with repayment profiles of 12 years. The Ex-Im guarantees support 80%-85% of the net purchase price and are secured with a first priority mortgage on the aircraft in favor of a security trustee on behalf of Ex-Im. The documentation for each loan follows standard market forms for this type of financing, including standard events of default. Our Ex-Im supported financings amortize on a quarterly basis, are denominated in dollars and can bear interest at a floating rate linked to SOFR or be set at a fixed rate. As of December 31, 2023 the Company had $416.6 million (2022: $466.6 million) of long-term fixed rate debt of outstanding indebtedness that is owed to financial institutions under financing arrangements guaranteed by the Export-Import Bank of the United States. At December 31, 2023, the total amount outstanding under our Ex-Im-supported financings totaled $416.6 million.
Since 2014, we have financed our aircraft through a mix of Japanese Operating Leases with Call Options, or “JOLCO”, and sale-leasebacks.
JOLCO is a Japanese-sourced lease transaction that provides for 100% financing and is typically used to finance new aircraft and has a minimum lease term of 10 years. In a JOLCO, the aircraft is purchased by a Japanese equity investor. The Japanese equity investor funds approximately 30% of the acquisition cost of the aircraft and becomes the owner of the aircraft via a Special Purpose Entity. An international bank with onshore lending capabilities provides the balance of the aircraft purchase price via a senior secured mortgage loan. JOLCOs have a call option, which lessees often expect the lessor to exercise. Under IFRS, these transactions are accounted for as financings. We have financed 29 Boeing 737 Next Generation and 737 MAX aircraft since 2014 through JOLCO financing. As of December 31, 2023, JOLCO financed debt outstanding was $1.0 billion.
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
As of December 31, 2023, we have firm orders to purchase 57 Boeing 737 MAX aircraft to be delivered between 2024 and 2028. The aircraft under this contract have an approximate value of $2.8 billion based on contractual obligations net of discounts and pre-delivery payments, including estimated amounts for contractual price escalation.
We meet our pre-delivery deposit requirements for our Boeing 737 MAX aircraft by using cash from operations, or by using short or medium-term borrowing facilities and/or vendor financing for deposits required between three years and six months prior to delivery.

The Company maintained letters of credit with several banks with a value of $31.3 million as of December 31, 2023 (compared to 2022: $32.3 million, as of December 31, 2022). These letters of credit are pledged mainly for operating lessors, maintenance providers and airport operators.
The Company has aggregate unsecured credit facilities of $325.0 million (2022: 355.0 million). These credit facilities are in place for contingency and working capital purposes. As of December 31, 2023, the Company does not have any outstanding borrowings under these credit facilities.
C.Research and Development, Patents and Licenses, etc.
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
D.Trend Information
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
Additionally, global geopolitical events, such as the conflict between Russia and Ukraine beginning in February 2022 and the conflict between Israel and Hamas beginning in October 2023, have led to an increase in fuel costs which may negatively impact our business operations. Due to the evolving nature of such events, we are unable to predict the extent of the impact on our business. While we do not expect that the conflict will be directly material to us, collateral effects of the geopolitical instability, such as the imposition of sanctions against Russia and Russia’s response to such sanctions, could adversely affect the global economy or domestic markets where we operate. Also, global macroeconomic conditions, such as inflation and recession, in key markets where we operate can negatively impact our business and we cannot predict the severity or duration of such conditions or their effect.
E.Critical Accounting Estimates
Not applicable.
Item 6. Directors, senior management and employees
A.Directors and Senior Management
Currently, our Board of Directors is comprised of eleven members. The number of directors elected each year varies. Pedro Heilbron, Alvaro Heilbron, Carlos A. Motta, John Gebo, Andrew Levy, Julianne Canavaggio and Makelin Arias were each re-elected for two-year terms at our annual shareholders’ meeting held in 2022. Carlos Mario Giraldo was elected as independent director for two-year terms and Stanley Motta, José Castañeda, and John Connor were each re-elected as directors for two-year terms at our annual shareholders’ meeting held in 2023.

The following table sets forth the name, age and position of each member of our Board of Directors as of February 29, 2024. A brief biographical description of each member of our Board of Directors follows the table:

Name	Position	Age
Pedro Heilbron	Chief Executive Officer and Director	65
Stanley Motta	Chairman and Director	78
Alvaro Heilbron	Director	58
Carlos A. Motta	Director	51
John Gebo	Director	53
José Castañeda Velez	Director	79
Andrew Levy	Director	54
Josh Connor	Director	50
Julianne Canavaggio	Director	42
Makelin Arias	Director	58
Carlos Mario Giraldo	Director	63

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
Mr. Alvaro Heilbron was elected as director of Copa Holdings in 2012. He is the brother of Mr. Pedro Heilbron, our chief executive officer. Mr. Heilbron is the Co-Founder and President at Gotuuri, an online marketplace for Experiences and Activities. He co-founded and serves on the board of Editora del Caribe, S.A. He also serves on the board of Grupo PTM Panama, S.A., and Inversiones Haripasa. Mr. Heilbron holds a B.S. in Business Administration from George Washington University, and a Post-Graduate degree in Management from INCAE Business School. Mr. Heilbron also served as Vice-President of Commercial for Copa Airlines between the years of 1988 and 1999.
Mr. Carlos A. Motta was elected as a director of Copa Holdings in 2014. He has held several positions within Motta Internacional, S.A. and is currently a director and part of the executive committee. He is the son of Mr. Stanley Motta. Mr. Motta serves on the board of Inversiones Bahia, Copa Holdings, ASSA Compañía de Seguros, S.A, Banco General, Motco Inc., Fundación Alberto C. Motta, IFF Panama (Panama Film Festival), and Junior Achievement Worldwide among others. Mr. Motta is a member of YPO (Young Presidents Organization); AGLN (The Aspen Global Leadership Network); CEAL (Consejo Empresarial de America Latina). Mr. Motta received a bachelor’s degree in marketing from Boston College and an MBA from Thunderbird (The American Graduate School of International Management).
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
Mr. Andrew Levy was elected as a director of Copa Holdings in 2016. Mr. Levy is currently Chairman and CEO of Avelo, Inc. and its wholly owned subsidiary Avelo Airlines, a new ultra-low-cost carrier focused on the US domestic market. Previously, he served as Executive Vice President and Chief Financial Officer of United Airlines from 2016 to 2018. He also served as President, Chief Operating Officer, Chief Financial Officer, Treasurer and as a member of the Board of Directors of Allegiant Travel Company, parent company of US ultra-low-cost carrier Allegiant Air, from 2001 to 2014. Mr. Levy started his airline career in 1994 at ValuJet Airlines, Inc. and then joined Savoy Capital, an investment banking and advisory firm specializing in the airline industry in 1996, also joined the board of AerSale (NASDAQ listed ASLE) in April 2023 and currently is a member of their audit committee. He holds a Juris Doctor degree from Emory University School of Law and a BA degree in Economics from Washington University in St. Louis.
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
Ms. Julianne Canavaggio was elected as an independent director of Copa Holdings in 2019. She is a Managing Director at Cuestamoras, a family office in Central America. Prior to joining Cuestamoras, Ms. Canavaggio served in various leadership positions at Lazard (NYSE:LAZ) a global financial advisor, including CEO of Latin America, Chief of Staff to the CEO of Financial Advisory, and Head of Central America and the Caribbean. Prior to joining Lazard, Julianne established a successful legal career in mergers and acquisitions across a variety of industries. Ms. Canavaggio currently serves on the board of directors of a real estate development conglomerate in Colombia, Panama and Mexico, a telecommunications company in Costa Rica, as well as independent and non-independent director positions in various privately held companies and investment vehicles. She also serves on the board of trustees of the Panamerican Development Foundation, a nonprofit organization established by the Organization of American States. Ms. Canavaggio holds a BA from Harvard University and a JD from Tulane University.
Mrs. Makelin Arias was elected as a director of Copa Holdings in 2022. She is the Executive Vice President of Human Resources and Corporate Services for Banco General, S.A., and its subsidiaries. She joined Banco General in 2007 after a merger with Banco Continental. Her current responsibilities include managing human capital, administration & real estate, coordinating the compliance of the Corporate Governance guidelines, and implementing the Corporate Social Responsibility strategy for the bank. Currently, her main focus is the constant strengthening of the organizational culture, professional and personal development of human capital, and assuring compliance with the corporate governance guidelines based on the values that are the backbone of the organization. Before joining the financial industry, Mrs. Arias worked for Copa Airlines for ten years, where she held the positions of Courier Services Manager, Purchasing Manager, and Director of Human Capital. During her tenure in the company, her main achievements included: participating in the definition of the company’s Strategic Vision in 1994, being part of the Copa Airlines and Continental Airlines’ integration team, implementing a model based on targeted objectives for evaluating management, and being responsible for maintaining healthy labor and union relations. Mrs. Arias holds a BA in Economics and Philosophy from Boston College.
Mr. Carlos Mario Giraldo was elected as an independent director of Copa Holdings in 2023. He is currently the CEO of Grupo Exito, the main retailer in Colombia and Uruguay, a position he has held for ten years. Previously, he worked at Nutresa Group for thirteen years, the main producer of processed food in Colombia, holding the position of President of Noel Biscuit Division. He serves as a board member of the National Association of Retailers in Colombia and the Consumer Goods Forum at the global level. Mr. Giraldo holds a law degree from the University of Medellin and an LLM from Tulane University.

The following table sets forth the name, age and position of each of our executive officers as of February 29, 2024. A brief biographical description of each of our executive officers follows the table.

Name	Position	Age
Pedro Heilbron	Chief Executive Officer and Director	65
José Montero	Chief Financial Officer	54
Daniel Gunn	Senior Vice-President of Operations	56
Dennis Cary	Senior Vice-President of Commercial and Planning	59
Peter Donkersloot	Vice-President of Human Resources	40
Julio Toro	Vice-President of Technology	50
Bolívar Domínguez	Vice-President of Flight Operations	48
Eduardo Lombana	Chief Executive Officer of AeroRepública, S.A. (Copa Airlines Colombia)	62
Rafael Samudio	Vice-President of Technical Operations	53
María Jaén	Vice-President of On Board Service	50
William Meehan	Vice-President of Airport	64
Mr. Pedro Heilbron has been our Chief Executive Officer since 1988. He received an MBA from George Washington University and a BA from College of the Holy Cross. Mr. Heilbron is the brother of Mr. Alvaro Heilbron, a member of our Board of Directors.
Mr. José Montero has been our Chief Financial Officer since March 2013. He started his career with Copa Airlines in 1993 and has held various technical, supervisory, and management positions including Manager of Flight Operations, Director of System Operations Control Center (SOCC), and, between 2004 and 2013, Director of Strategic Planning. He has a BS in Aeronautical Studies from Embry-Riddle Aeronautical University and an MBA from Cornell University. He serves as independent director of Latinex, Inc, the holding company of the Panama Stock Exchange, and is a member of IATA’S Financial Advisory Council.
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
Captain Bolivar Dominguez G. has been our Vice President of Flight Operations since December 2017. He began his career with Copa Airlines in 2000 as a Copilot in the Boeing 737-200, and has held positions of increasing responsibility, such as Head of Training on the Embraer fleet, Director of our System Operations Control Center (SOCC), and System Chief Pilot. Bolivar was also a member of the IATA Safety, Flight and Ground Operations Advisory Council

(SFGOAC) from 2019 to 2023, responsible for advising the Board of Governors and the Director General of IATA on all matters connected with the improvement of safety and efficiency of civil air transport, ground operations and baggage. Bolivar holds an Airline Transport Pilot License, with Type Ratings on the Boeing 727, Embraer 190, and Boeing 737, and received a BS in Industrial Engineering from Universidad Latina in Panama, and an MBA from the University of Louisville.
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
Mrs. María Alejandra Jaén has been our Vice-President of Inflight Services since January 2022. She joined Copa in November 2014 as Director of Inflight Training and Standards. Before joining Copa, she held several management positions in large multinational companies such as Dell and Citibank. Her previous experience included Operations, Customer Service, Project Management and Business Process Improvement, being a Certified Black Belt. She has a BS in Industrial Engineering from Universidad Tecnológica de Panamá, an MBA from Nova Southeastern University and an Executive Certification in Management and Leadership from MIT Sloan School of Management.
Mr. William Meehan has been our Vice President of Airports since September 2023. Prior to joining Copa Airlines, Mr. Meehan worked in the airline industry for 40 years, including at Frontier Airlines as Chief Operations Officer. Also, prior to Frontier Airlines, he served as Chief Operations Officer at Pemco World Air Service, a maintenance MRO servicing numerous airlines. Finally, prior to Pemco, he spent 28-years in numerous positions at Continental Airlines, starting as an aircraft technician and ending as the Senior Vice President of Airport Services. Mr. Meehan received a BA in Aviation Maintenance, Management and Engineering from Lewis University and is a FAA Certified Aircraft Maintenance Technician.
The business address for all of our senior management is c/o Copa Airlines, Avenida Principal y Avenida de la Rotonda, Urbanización Costa del Este, Complejo Business Park, Torre Norte, Parque Lefevre Panama City, Panama.
B.Compensation
In 2023, we paid an aggregate of approximately $5.0 million in cash compensation to our executive officers. In addition, members of committees of the Board of Directors receive additional compensation per committee meeting. All of the members of our Board of Directors and their spouses receive benefits to travel on Copa flights as well.
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

The following table shows shares granted:

	2023	2022	2021
Shares	42,010	35,305	137,799
Fair Value	$91.69	$71.59	$85.31
Contractual life	3 years	3 years	3 to 5 year
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
The total compensation cost recognized for non-vested stock awards amounts to $4.4 million, $5.2 million, and $7.1 million in 2023, 2022, and 2021, respectively, and was recorded as a component of “Wages, salaries, benefits and other employees’ expenses” within operating expenses.
Please also see “Item 6D. Employees” for a description of the bonus plan implemented by the Company.
C.Board Practices
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
Currently, our Board of Directors is comprised of eleven members. The number of directors elected each year varies. Pedro Heilbron, Alvaro Heilbron, Carlos A. Motta, John Gebo, Andrew Levy, Mrs. Julianne Canavaggio and Makelin Arias were each re-elected for two-year terms at our annual shareholders’ meeting held in 2022. Carlos Mario Giraldo was elected as independent director for two-year terms and Stanley Motta, José Castañeda, and John Connor were each re-elected as directors for two-year terms at our annual shareholders’ meeting held in 2023.
Pursuant to contractual arrangements with us and CIASA, UAL is entitled to designate one of our directors. Currently, John Gebo is the UAL-appointed director.
None of our Directors has entered into any service contract with the Company or its subsidiaries.
Committees of the Board of Directors
Audit Committee. The primary function of the Audit Committee is to assist the Board of Directors in fulfilling its oversight responsibilities by reviewing:
•the integrity of financial reports and other financial information made available to the public or any regulator or governmental body;
•the effectiveness of our internal financial control and risk management systems, including cybersecurity and privacy risks and the Company’s procedures and policies for assessing and managing such risks;
•the effectiveness of our internal audit function, and the independent audit process including the appointment, retention, compensation, and supervision of the independent auditor; and
•the compliance with laws and regulations, as well as the policies and ethical codes established by management and the Board of Directors.
The Audit Committee is also responsible for implementing procedures for receiving, retaining and addressing complaints regarding accounting, internal control and auditing matters, including the submission of confidential, anonymous complaints regarding questionable accounting, ethical or auditing matters.

José Castañeda, Josh Connor, and Julianne Canavaggio are independent non-executive directors under the applicable rules of the New York Stock Exchange, are the current members of the committee. The Committee´s chairman is Josh Connor. All members are financially literate. Castañeda, Connor and Canavaggio have been determined to be financial experts by the Board of Directors.
Compensation Committee. Our Compensation Committee is responsible for the selection process of the Chief Executive Officer and the evaluation of all executive officers (including the CEO), recommending the level of compensation and any associated bonus. The charter of our Compensation Committee requires that all its members shall be non-executive directors, of which at least one member will be an independent director under the applicable rules of the New York Stock Exchange. Stanley Motta, José Castañeda and Makelin Arias are the members of our Compensation Committee, and Stanley Motta is the Chairman of the Compensation Committee.
Nominating and Governance Committee. Our Nominating and Governance Committee is responsible for developing and recommending criteria for selecting new directors, overseeing evaluations of the Board of Directors, its members and committees of the Board of Directors, environmental, social and governance matters and handling other issues that are specifically delegated to the Nominating and Governance Committee by the Board of Directors from time to time. Our charter documents require that there be at least one independent member of the Nominating and Governance Committee until the first shareholders’ meeting to elect directors after such time as the Class A shares are entitled to full voting rights. Carlos Alberto Motta, Alvaro Heilbron, and José Castañeda are the members of our Nominating and Governance Committee, and Carlos Alberto Motta is the Chairman of the Nominating and Governance Committee.
Independent Directors Committee. Our Independent Directors Committee is created by our Articles of Incorporation and consists of any directors that the Board of Directors determines from time to time meet the independence requirements of the NYSE rules applicable to audit committee members of foreign private issuers. Our Articles of Incorporation provide that there will be no fewer than three independent directors at all times, subject to certain exceptions. Under our Articles of Incorporation, the Independent Directors Committee must approve:
•any transactions in excess of $5 million between us and our controlling shareholders;
•the designation of certain primary share issuances that will not be included in the calculation of the percentage ownership pertaining to the Class B shares for purposes of determining whether the Class A shares should be converted to voting shares under our Articles of Incorporation; and
•the issuance of additional Class B shares or Class C shares to ensure Copa Airlines’ compliance with aviation laws and regulations.
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
Mrs. Julianne Canavaggio, Messrs. José Castañeda, Josh Connor, and Carlos Mario Giraldo are independent non-executive directors under the applicable rules of the New York Stock Exchange, are the current members of the committee.
D.Employees
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

Approximately 85.6% of the Company’s employees are located in Panama, while the remaining 14.4% are distributed among our foreign stations. Copa’s employees can be categorized as follows:
December 31,

	2023	2022	2021
Pilots	1,422	1,230	1,040
Flight attendants	2,368	2,344	1,822
Mechanics	679	610	477
Customer service agents, reservation agents, ramp and others	1,011	1,022	913
Management and clerical	2,145	2,059	1,875
Total employees	7,625	7,265	6,127
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
Approximately 64.2% of the Company’s 7,625 employees are unionized. Our employees currently belong to nine union organizations; five covering employees in Panama and four covering employees in Colombia, in addition to union organizations in other countries to which we fly. Copa Airlines has traditionally had good relations with its employees and all the unions and expects to continue to enjoy good relations with its employees and the unions in the future.
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
We entered into collective bargaining agreements with the flight attendants’ union in March 2023, the pilot’s union in February 2023, the mechanics’ union in May 2022 and the industry union in March 2022. Collective bargaining agreements in Panama typically have four-year terms.
The four unions covering employees in Colombia are: the pilots’ union (ACDAC), the flight attendants’ union (ACAV), the industry union in Colombia (SITRANAC) and the mechanics’ union (ACMA).

We entered into collective bargaining with ACDAC and ACAV in January 2018. ACDAC has not yet resolved and intends to enter into a new collective bargaining in 2024. ACAV ended with a new arbitration collective document for two years that expired in September 2020. This arbitration was automatically extended until March 2024. Additionally, SINTRATAC and AeroRepública entered into collective bargaining agreement in September 2022 for terms of four years until August 2026. Negotiations with ACMA were resolved by arbitration on December 31, 2015, extending the validation every 6 months from this date, until June, 2024. ACMA has not presented a new bill of petition.
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
E.Share Ownership
The members of our Board of Directors and our executive officers as a group own less than one percent of our Class A shares. See “Item 7A. Major Shareholders”.
For a description of stock options granted to our Board of Directors and our executive officers, see “—Compensation—Incentive Compensation Program”.
Item 7. Major Shareholders and Related Party Transactions
A.Major Shareholders
The following table sets forth information relating to the beneficial ownership of our Class A shares as of December 31, 2023 by each person known to us to beneficially own 5% or more of our common shares and all our directors and officers as a group.
Class A shares are limited voting shares entitled only to vote in certain specified circumstances. See “Item 10B. Additional Information – Memorandum and Articles of Association – Description of Capital Stock”.
Class A Shares
Beneficially Owned

Shares
CIASA(2)	115,000
Executive officers and directors as a group (21 persons)	214,872
Others	30,771,817
Total	31,101,689
(1)Based on a total of 31,101,689 Class A shares outstanding.
(2)CIASA owns 100% of the Class B shares of Copa Holdings representing 26.0% of our total capital stock.
In June 2006, Continental reduced its ownership of our total capital stock from 27.3% to 10.0%. In May 2008, Continental sold down its remaining shares in the public market.
CIASA currently owns 100% of the Class B shares of Copa Holdings, representing 100% of the voting power of our capital stock. CIASA is controlled by a group of Panamanian investors representing several prominent families in Panama. This group of investors has historically acted together in a variety of business activities both in Panama and elsewhere in Latin America, including banking, insurance, real estate, telecommunications, international trade and commerce and wholesale. Members of the Motta, Heilbron and Arias families, and their affiliated companies, including our Chief Executive Officer, Pedro Heilbron, and several of our directors beneficially own approximately 83.7% of CIASA’s shares, as of January 31, 2024. Such individual shareholders of CIASA have entered into a shareholders’ agreement that restricts transfers of CIASA shares to non-Panamanian nationals. Stanley Motta exercises effective control of CIASA.

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
It is not practicable for us to determine the number of Class A shares beneficially owned in the United States. As of January 31, 2024, we had 159 registered record holders of our Class A shares.
B.Related Party Transactions
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
Banco General, S.A.
We have a strong commercial banking relationship with Banco General, S.A., a Panamanian bank partially owned by our controlling shareholders. We maintain general lines of credit and time deposit accounts with Banco General. Interest received from Banco General amounted to $2.4 million, $0.8 million and $1.5 million in 2023, 2022, or 2021, respectively. There have not been any material interest payments for the last three years. There was no outstanding debt balance at December 31, 2023, 2022, or 2021.
Some members of the Company’s Board of Directors are also board members of BG Financial Group, which is the controlling company of Banco General. Likewise, Banco General, S. A. owns ProFuturo Administradora de Fondos de Pensión y Cesantía S.A., which manages the Company’s reserves for pension purposes.
ASSA Compañía de Seguros, S.A.
Panamanian law requires us to maintain our insurance policies through a local insurance company. We have contracted with ASSA, an insurance company that provide substantially all of the Company’s insurance policies. While the Company’s controlling shareholders do not hold a controlling equity interest in ASSA Compañía de Seguros, S. A., various members of the Company’s Board of Directors are also board members of ASSA Compañía de Seguros, S. A. ASSA has, in turn, reinsured almost all of the risks under those policies with insurance companies around the world. The payments to ASSA totaled $12.1 million in 2023, $10.2 million in 2022 and $9.7 million in 2021.
Desarollo Inmobiliario del Este, S.A.
During January 2006, we moved into headquarters located six miles away from Tocumen International Airport. We lease four floors consisting of approximately 105,981 square feet of the building from Desarollo Inmobiliario Del Este, S.A., an entity controlled by the same group of investors that controls CIASA. Payments to Desarrollo Inmobiliario Del Este, S.A. totaled $3.6 million, $3.0 million and $3.4 million in 2023, 2022 and 2021, respectively.

Galindo, Arias & Lopez
Most of our legal work is carried out by the law firm Galindo, Arias & Lopez. Certain partners of Galindo, Arias & Lopez, are indirect shareholders of CIASA. Payments to Galindo, Arias & Lopez totaled $0.4 million, $0.5 million and $0.2 million in 2023, 2022 and 2021, respectively.
Panama Air Cargo Terminal
Provides cargo and courier services in Panama, an entity controlled by the same group of investors that controls CIASA. Payments to Panama Air Cargo Terminal totaled $3.9 million in 2023, $4.1 million in 2022 and $3.2 million in 2021.
GBM International, Inc.
Provides systems integration and computer services, as well as technical services and enterprise management. A member of the Company’s Board of Directors is shareholder of GBM International, Inc. Payments to GBM International, Inc. totaled $0.1 million, $0.1 million and $0.1 million in 2023, 2022, 2021, respectively.
Other Transactions
We also purchase most of the alcohol and some of the other beverages served on our aircraft from Motta Internacional, S.A. and Global Brands, S.A., both of which are controlled by our controlling shareholders. We do not have any formal contracts for these purchases but pay wholesale prices based on price lists periodically submitted by those importers and comparisons to other options in the marketplace. We paid these entities approximately $1.1 million in 2023, $0.9 million in 2022 and $0.1 million in 2021.
C.Interests of Experts and Counsel
Not applicable.
Item 8. Financial Information
A.Consolidated Statements and Other Financial Information
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
On February 7, 2024, the Board of Directors of Copa Holdings approved a 2024 dividend of $1.61 cents per share per quarter, corresponding to 40% of the adjusted consolidated net income of 2023. Proposed dividends are subject to board ratification each quarter, and are not recognized as a liability as at December 31, 2023.

Dividend for Fiscal Year:	Payment Date	Total Dividend Payment (U.S. Dollars)		Cash Dividend per Share
2023	December 14, 2023	$35	million	0.82
2023	October 13, 2023	$35	million	0.82
2023	June 15, 2023	$32	million	0.82
2023	April 20, 2023	$32	million	0.82
2020	March 13, 2020	$34	million	0.80
2019	December 13, 2019	$28	million	0.65
2019	September 13, 2019	$28	million	0.65
2019	June 14, 2019	$28	million	0.65
2019	March 15, 2019	$28	million	0.65
2018	December 14, 2018	$37	million	0.87
2018	September 14, 2018	$37	million	0.87
2018	June 15, 2018	$37	million	0.87
2018	March 15, 2018	$37	million	0.87
2017	December 15, 2017	$32	million	0.75
2017	September 12, 2017	$32	million	0.75
2017	June 15, 2017	$22	million	0.51
2017	March 13, 2017	$22	million	0.51
2016	December 15, 2016	$22	million	0.51
2016	September 13, 2016	$22	million	0.51
2016	June 16, 2016	$21	million	0.51
2016	March 16, 2016	$21	million	0.51
B.Significant Changes
None.
Item 9. The Offer and Listing
A.Offer and Listing Details
Our Class A shares have been listed on the New York Stock Exchange, or NYSE, under the symbol “CPA” since December 14, 2005.
B.Plan of Distribution
Not applicable.
C.Markets
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
D.Selling Shareholders
Not applicable.
E.Dilution
Not applicable.
F.Expenses of the Issue
Not applicable.
Item 10. Additional Information
A.Share Capital
Not applicable.
B.Memorandum and Articles of Association
Copa Holdings was formed on May 6, 1998 as a corporation (sociedad anónima) duly incorporated under the laws of Panama with an indefinite duration. The Registrant is registered under Public Document No. 3.989 of May 5, 1998 of the Notary Number Eight of the Circuit of Panama and recorded in the Public Registry Office, Microfilm (Mercantile) Section, Microjacket 344962, Film Roll 59672, Frame 0023.
Objects and Purposes
Copa Holdings is principally engaged in the investment in airlines and aviation-related companies and ventures, although our Articles of Incorporation grant us general powers to engage in any other lawful business, whether or not related to any of the specific purposes set forth in the Articles of Incorporation (See Article 2 of the Company’s Articles of Incorporation).
Common Stock
Our authorized capital stock consists of 80 million shares of common stock without par value, divided into Class A shares, Class B shares and Class C shares. As of December 31, 2023, we had 34,110,338 Class A shares issued and 31,101,689 Class A shares outstanding; 10,938,125 Class B shares issued and outstanding, and no Class C shares outstanding. Class A and Class B shares have the same economic rights and privileges, including the right to receive dividends, except as described in this section.
For a description of our common stock, see Exhibit 2.1 to this annual report.
C.Material Contracts
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
MAX Aircraft purchase Agreement between the Boeing Company and Copa Airlines.
In April 2015, Copa finalized negotiations with the Boeing Company for the purchase of 737 MAX airplanes. These negotiations started in 2013, and the agreement has been amended several times since then, most recently in January 2024.
D.Exchange Controls
There are currently no Panamanian restrictions on the export or import of capital, including foreign exchange controls, and no restrictions on the payment of dividends or interest, nor are there limitations on the rights.
E.Taxation
United States
The following summary describes the material United States federal income tax consequences of the ownership and disposition of our Class A shares as of the date hereof. The discussion set forth below is applicable to United States Holders (as defined below) that beneficially own our Class A shares as capital assets for United States federal income tax purposes (generally, property held for investment). This summary does not represent a detailed description of the United States federal income tax consequences applicable to you if you are subject to special treatment under the United States federal income tax laws, including if you are:
•a bank;
•a dealer in securities or currencies;
•a financial institution;
•a regulated investment company;
•a real estate investment trust;
•an insurance company;
•a tax-exempt organization;
•a person holding our Class A shares as part of a hedging, integrated or conversion transaction, a constructive sale or a straddle;
•a trader in securities that has elected the mark-to-market method of accounting for your securities;
•a person liable for alternative minimum tax;
•a person who owns 10% or more of our stock (by vote or value);
•a partnership or other pass-through entity (or investor therein) for United States federal income tax purposes; or
•a person whose “functional currency” is not the United States dollar.
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
As used herein, “United States Holder” means a beneficial owner of our Class A shares that is for United States federal income tax purposes:
•an individual citizen or resident of the United States;
•a corporation (or other entity treated as a corporation for United States federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;
•an estate the income of which is subject to United States federal income taxation regardless of its source; or
•a trust if it (1) is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person.
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
Subject to certain conditions and limitations, Panamanian withholding taxes on dividends may be treated as foreign taxes eligible for credit against your United States federal income tax liability. For purposes of calculating the foreign tax credit, dividends paid on the Class A shares generally will be treated as income from sources outside the United States and will generally constitute passive income. Further, in certain circumstances, if you:
•have held Class A shares for less than a specified minimum period during which you are not protected from risk of loss, or
•are obligated to make related to the payments with respect to positions in substantially similar or related property,

You will not be allowed a foreign tax credit for foreign taxes imposed on dividends paid on the Class A shares, if any. The rules governing the foreign tax credit are complex. You are urged to consult your tax advisors regarding the availability of the foreign tax credit under your particular circumstances.
Passive Foreign Investment Company
We do not believe that we were a passive foreign investment company (a “PFIC”) for United States federal income tax purposes for 2023, and we expect to operate in such a manner so as not to become a PFIC in 2024 or the foreseeable future. However, the determination whether we are a PFIC must be made annually based on the facts and circumstances at that time, some of which may be beyond our control, such as our market capitalization and the valuation of our assets, including goodwill and other intangible assets, and the nature and sources of our income. If, contrary to our expectations, we are or become a PFIC, you could be subject to additional United States federal income taxes on gain recognized with respect to the Class A shares and on certain distributions, plus an interest charge on certain taxes treated as having been deferred under the PFIC rules. Further, non-corporate United States Holders will not be eligible for reduced rates of taxation on any dividends received from us if we are a PFIC in the taxable year in which such dividends are paid or the preceding taxable year.
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
F.Dividends and Paying Agents
Not applicable.
G.Statement by Experts
Not applicable.
H.Documents on Display
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
I.Subsidiary Information
Not applicable.
Item 11. Quantitative and Qualitative Disclosures about Market Risk
The risks inherent in our business are the potential losses arising from adverse changes to the price of fuel, interest rates and the U.S. dollar exchange rate. Please also refer to note 28 of our financial statements.
Aircraft Fuel. Our results of operations are affected by changes in the price and availability of aircraft fuel. The Company has not entered into new fuel hedge contracts and has adopted a strategy of remaining unhedged, while regularly reviewing its policies based on market conditions and other factors. As of December 31, 2023, the Company did not have any outstanding fuel hedge contracts. Fuel price risk is estimated as a hypothetical 10% increase in the December 31, 2023 cost per gallon of fuel. Based on projected 2024 fuel consumption, such an increase would result in an increase to aircraft fuel expense of approximately $89.1 million in 2024. There are no hedged contracts for 2023. Additionally, global geopolitical events, such as the conflict between Russia and Ukraine beginning in February 2022, have led to an increase in fuel costs which negatively impact our business operations. Due to the evolving nature of such events, we are unable to predict the extent of the impact on our business.
Interest. Our earnings are affected by changes in interest rates due to the impact those changes have on interest expense from variable-rate debt instruments and operating leases and on interest income generated from our cash and investment balances. If the interest rate average is 100 basis points more in 2024 than in 2023, the variable-rate debt interest expense would increase by approximately $4.2 million and the estimated fair value of the fixed-rate debt would increase by approximately $16.1 million. These amounts are determined by considering the impact of the hypothetical interest rates on the variable-rate debt and marketable securities equivalent balances at December 31, 2023.
Foreign Currencies. The majority of our obligations are denominated in U.S. dollars. Since Panama uses the U.S. dollar as legal tender, the majority of our operating expenses are also denominated in U.S. dollars, approximately 64.3% of revenues and 79.2% of expenses are in U.S. dollars. A significant part of our revenue is denominated in foreign currencies, including the Colombian peso, Brazilian real, Argentinian peso, and Mexican peso, which represented 10.0%, 7.7%, 5.1% and 3.5% of our revenue in 2023, respectively.
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
The following chart summarizes the Company’s exchange risk exposure (assets and liabilities denominated in foreign currency) at December 31, 2023 and 2022:

	2023	2022
Assets
Cash and cash equivalents	$15,858	$13,546
Accounts receivable, net	108,767	48,900
Other assets	25,707	20,605
Total assets	$150,332	$83,051
Liabilities
Accounts payable	53,393	16,969
Taxes payable	38,157	38,303
Other liabilities	16,543	13,465
Total liabilities	$108,093	$68,737
Net position	$42,239	$14,314

Item 12. Description of Securities Other than Equity Securities
Not applicable.
A.Debt securities
Not applicable.
B.Warrants and rights
Not applicable.
C.Other securities
Not applicable.
D.American depositary shares
Not applicable.

PART II
Item 13. Defaults, Dividend Arrearages and Delinquencies
None.
Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds
None.
Item 15. Controls and Procedures
A.Disclosure Controls and Procedures
Disclosure controls and procedures are designed to ensure that information required to be disclosed by the Company in reports filed or submitted under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms. We carried out an evaluation under the supervision of our Management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2023. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.
B.Management’s Annual Report on Internal Control over Financial Reporting
The management of Copa Holdings, S.A. or the “Company”, is responsible for establishing and maintaining effective internal control over financial reporting as defined in Rules 13a-15(f) under the Securities Exchange Act of 1934. The Company’s internal control over financial reporting is designed to provide reasonable assurance to the Company’s management and board of directors regarding the preparation and fair presentation of published financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.
Management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2023. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control – Integrated Framework (2013).
Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Our internal control over financial reporting includes those policies and procedures that:
(i)pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets;
(ii)provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and
(iii)provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on our financial statements.
Based on this assessment, management believes that, as of December 31, 2023, the Company’s internal control over financial reporting is effective based on those criteria.

C.Attestation Report of the Registered Public Accounting Firm
The effectiveness of our internal controls over financial reporting as of December 31, 2023 has been audited by Ernst & Young, the independent registered public accounting firm who also audited the Company’s consolidated financial statements. Ernst & Young’s attestation report of the effectiveness of the Company’s internal control over financial reporting is included herein.
D.Changes in Internal Control over Financial Reporting
There has been no change in our internal control over financial reporting during 2023 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Copa Holdings, S.A. and subsidiaries
Opinion on Internal Control Over Financial Reporting
We have audited Copa Holdings, S.A. and subsidiaries internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Copa Holdings, S.A. and subsidiaries (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on the COSO criteria.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the 2023 consolidated financial statements of the Company, and our report dated April 29, 2024, expressed an unqualified opinion thereon.
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
April 29, 2024

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
Item 16C. Principal Accountant Fees and Services
The following table sets forth by category of service the total fees for services performed by our independent registered public accounting firm Ernst & Young Limited Corp (PCAOB ID No. 1415) and its affiliates during the fiscal years ended December 31, 2023, 2022 and 2021:

	2023	2022	2021
Audit Fees	$913,853	$948,700	$695,934
Audit-Related Fees	—	—	—
Tax Fees	—	—	—
All Other Fees	$—	$—	$—
Total	$913,853	$948,700	$695,934
Audit Fees
Audit fees for 2023, 2022 and 2021 included the audit of our annual financial statements and internal controls.
Audit-Related Fees
There were no audit-related fees for 2023, 2022 or 2021.
Tax Fees
There were no tax fees for 2023, 2022 or 2021.
All Other Fees
Other fees for 2023 and 2022 include amounts paid for permitted consulting services performed by Ernst & Young and pre-approved by our audit committee.
Pre-Approval Policies and Procedures
Our audit committee approves all audit, audit-related, tax and other services provided by Ernst & Young. Any services provided by Ernst & Young that are not specifically included within the scope of the audit must be pre-approved by the audit committee in advance of any engagement. Pursuant to Rule 201 of Regulation S-X, audit committees are permitted to approve certain fees for audit-related services, tax services and other services pursuant to a de minimis exception prior to the completion of an audit engagement. In 2023, none of the fees paid to Ernst & Young were approved pursuant to the de minimis exception.
Item 16D. Exemptions from the Listing Standards for Audit Committees
None.

Item 16E. Purchase of Equity Securities by the Issuer and Affiliated Purchasers
In November, 2014, the Board of Directors of the Company approved a $250.0 million share repurchase program. Subsequently, during the second quarter of 2022, the Board approved the expansion of the current shares repurchase program by $200.0 million.
In October 2023, the Company completed its previously disclosed Share Repurchase Program and on November 15, 2023, the Board of Directors of the Company approved a new $200.0 million Share Repurchase Program.
Purchases can be made from time to time, subject to market and economic conditions, applicable legal requirements, and other relevant factors.
The following table provides a summary for the Company’s share repurchase program as of December 31, 2023:

Period	Total number of shares purchased	Average price paid per share	Total number of shares purchased as part of publicly announced program	Maximum number of shares that may be yet be purchased under the program
Program 2014
December 2014	182,592	$101.84	182,592	2,274,440
January 2015	139,196	$104.13	321,788	2,084,941
February 2015	28,454	$109.65	350,242	1,951,529
ASR 2015
September 2015	500,000		850,242
December 2015	1,460,250		2,310,492
Program 2021
July 2021	1,474	$64.88	2,311,966	1,373,184
November 2021	54,998	$70.68	2,366,964	1,326,157
December 2021	502,553	$72.67	2,869,517	884,346
Program 2022
March 2022	401,950	$70.09	3,271,467	2,944,906
May 2022	651,992	$69.87	3,923,459	2,397,187
June 2022	1,224,868	$61.73	5,148,327	1,488,064
July 2022	279,007	$62.26	5,427,334	1,279,206
September 2022	14,100	$65.99	5,441,434	1,268,018
Program 2023
March 2023	141,714	$88.53	5,583,148	2,755,287
June 2023	26,800	$108.72	5,609,948	2,727,879
August 2023	422,062	$97.60	6,032,010	2,340,381
September 2023	495,027	$89.95	6,527,037	1,921,549
October 2023	55,713	$85.28	6,582,750	1,876,857
Total	6,582,750
(1)Calculated based on the last share price for the end of the year
As of December 31, 2023, the Company had $199.5 million remaining to purchase shares under its share repurchase program.

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
Item 16H. Mine Safety Disclosure
None.
Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections
None.
Item 16J. Insider Trading Policies
None.
Item 16K. Cybersecurity
We recognize the critical importance of maintaining trust and safeguarding personal information. To achieve this, we have a cybersecurity governance framework in place, designed to protect information and information systems from unauthorized access, use, disclosure, disruption, modification, or destruction. Our program is based on industry best practices, continuous benchmarking, and advanced security technology. It is managed by an experienced team of experts who receive regular training. Our cybersecurity program consists of controls designed to identify, protect against, detect, respond to, and recover from information and cybersecurity incidents.
We have a cybersecurity and information security framework that includes risk assessment and mitigation through a threat intelligence-driven approach, application controls, and enhanced security with ransomware defense. The framework leverages International Organization for Standardization (ISO) 27001 standards for general information technology controls, the National Institute of Standards and Technology (NIST) Cyber Security Framework for measuring overall readiness to respond to cyber threats, and Sarbanes-Oxley (SOX) for the assessment of internal controls.
We utilize policies, software, training programs, and hardware solutions that are designed to protect and monitor our environment, including multi-factor authentication on all critical systems, firewalls, intrusion detection and prevention systems, vulnerability and penetration testing, and identity management systems.
Our Information Security team conducts regular information security awareness training for all employees involved in our systems and processes that handle customer data and audits of our systems and enhanced training for specialized personnel. We conduct semi-annual cyber awareness training and tabletop exercises to simulate incidents and practice responses. We use the findings to improve our practices and technologies.
Our corporate IT Security and Risk organization, led by our Chief Information Security Officer (CISO), maintains an incident response plan, which outlines risk mitigation steps such as identification, triage, containment, eradication, recovery, and lessons learned and provides a framework for handling cybersecurity incidents based on the severity of the incident and facilitates cross-functional coordination across our business, and has established an enterprise Security Operations Center to identify cyber incidents in real time and activate an immediate response.

We regularly conduct risk assessments to identify threats and vulnerabilities. We then use a qualitative methodology to evaluate the likelihood and impact of each risk. We identify risks from various sources, including vulnerability scans, penetration tests, vendors’ risk assessments, product and services audits, internal compliance assessments, and threat-hunting operations. We actively monitor our infrastructure and applications to identify evolving cyber threats, scan for vulnerabilities, and mitigate risks.
The office of the CISO participates in several cybersecurity information industry groups with third parties to share and gather intelligence, benchmark best practices, and discuss emerging issues. These groups include the Aviation ISAC (Information Sharing and Analysis Center), the Star Alliance cybersecurity group, and the IATA cybersecurity group.
We share threat intelligence and collaborate with organizations in various industries to share best practices, fight cybercrime, enhance privacy, discuss new technologies, understand regulatory changes, and advance our capabilities.
We regularly schedule third-party vulnerability detection and testing for our IT infrastructure. We engage an independent security company to conduct monthly, annual, and on-demand tests for cyber vulnerabilities.
Our Chief Information Officer and Chief Information Security Officer oversee our dedicated technology risk management and privacy teams, which work in partnership with our internal audit department to review information about technology-related internal controls with our independent external auditors as part of the overall internal controls process.
We conduct cybersecurity “tabletop” exercises with respect to breach and other problematic information security scenarios. The facilitator poses questions to participants and advises how other companies typically respond to similar situations. Participants include key leaders and stakeholders from the Company, including Finance, Flight Operations, Airports, IT, and others.
Our cybersecurity risk management program includes due diligence of third-party vendors’ information security programs.
With a bi-monthly cadence, the corporate IT Security and Risk organization presents the state of cybersecurity risk and compliance to the corporate Chief Information Officer (CIO) and top IT management. Compliance with regulatory agencies and with internal policies and processes is included. This meeting is tracked as an IT governance control.
With a bi-weekly cadence, the office of the CISO sends a status report to the CIO, which is presented in the corporate bi-weekly Executive Committee meeting that includes the CEO, CFO, COO, CCO (Chief Commercial Officer), Chief Legal Officer, and other executive officers.
With a quarterly cadence, the CISO leads the Information Security Oversight Committee to discuss the progress and status of the corporate information security program. This meeting includes the Chief Legal Officer and Internal Audit.
With a quarterly cadence, the CIO and the CISO prepare a cybersecurity status report to the Board of Directors and to the Audit Committee of the Board of Directors. The CIO and CISO present any relevant issues to the Committee and answer questions. The Audit Committee's primary function is to assist and advise the Board of Directors in fulfilling its oversight responsibilities by reviewing the effectiveness of our internal financial control and risk management systems, including cybersecurity and privacy risks and our procedures and policies for assessing and managing such risks. The Audit Committee reports on their interaction with management, their assessment of risk and provides any recommendation related to risk prevention and mitigation.
Finally, our Corporate Business Continuity Plan is activated in the event of a cyber incident that significantly impacts our operations. This Business Continuity Plan involves the activation of several crisis committees and includes the participation of our CEO. We have cybersecurity insurance and regularly review our policy and levels of coverage based on current risks.

PART III
Item 17. Financial Statements
See “Item 18. Financial Statements”
Item 18. Financial Statements
See our consolidated financial statements beginning on page F-1.
Item 19. Exhibits

2.1 (2019)	Description of the registrant’s securities registered pursuant to Section 12 of the Securities Exchange Act of 1934.

3.1**	English translation of the Amended Articles of Incorporation (Pacto Social) of the Registrant

4.1 (2008)	Supplemental Agreement dated as of May 13, 2008 by and among Copa Holdings, S.A. Corporation de Inversiones Aereas, S.A. and Continental Airlines, Inc.

4.2†	Aircraft Lease Agreement, dated as of March 4, 2004, between International Lease Finance corporation and Compañía Panameña de Aviación, S.A., Boeing Model 737-700 or 800 Aircraft, Serial No. 32800

4.3**	Aircraft General Terms Agreement, dated November 25, 1998, between The Boeing Company and Copa Holdings, S.A.

4.4†	Maintenance Cost per Hour Engine Service Agreement, dated March 5, 2003, between G.E. Engine Services, Inc. and Copa Holdings, S.A.

4.5†	Form of Amended and Restated Alliance Agreement between Continental Airlines, Inc. and Compañía Panameña de Aviación, S.A.

4.6**	Form of Amended and Restated Services Agreement between Continental Airlines, Inc. and Compañía Panameña de Aviación, S.A.

4.7**	Form of Second Amended and Restated Shareholders’ Agreement among Copa Holdings, S.A., Corporación de Inversiones Aéreas, S.A. and Continental Airlines, Inc.

4.8**	Form of Guaranteed Loan Agreement

4.9**	Form of Amended and Restated Registration Rights Agreement among Copa Holdings, S.A., Corporación de Inversiones Aéreas, S.A. and Continental Airlines, Inc.

4.10**	Form of Copa Holdings, S.A. 2005 Stock Incentive Plan

4.11**	Form of Copa Holdings, S.A. Restricted Stock Award Agreement

4.12*	Form of Indemnification Agreement with the Registrant’s directors

4.13**	Form of Amended and Restated Trademark License Agreement between Continental Airlines, Inc. and Compañía Panameña de Aviación, S.A.

4.14†	Supplemental Agreement No. 11 dated as of August 30, 2006 to the Boeing Purchase Agreement Number 2191 dated November 25, 1998 between the Boeing Company and Copa Holdings, S.A.

4.15†	Supplemental Agreement No. 12 dated as of February 26, 2007 to the Boeing Purchase Agreement Number 2191 dated November 25, 1998 between the Boeing Company and Copa Holdings, S.A.

4.16†	Supplemental Agreement No. 13 dated as of April 23, 2007 to the Boeing Purchase Agreement Number 2191 dated November 25, 1998 between the Boeing Company and Copa Holdings, S.A.

4.17†	Supplemental Agreement No. 14 dated as of August 31, 2007 to the Boeing Purchase Agreement Number 2191 dated November 25, 1998 between the Boeing Company and Copa Holdings, S.A.

4.18†	Supplemental Agreement No. 15 dated as of February 21, 2008 to the Boeing Purchase Agreement Number 2191 dated November 25, 1998 between the Boeing Company and Copa Holdings, S.A.

4.19†	Supplemental Agreement No. 16 dated as of June 30, 2008 to the Boeing Purchase Agreement Number 2191 dated November 25, 1998 between the Boeing Company and Copa Holdings, S.A.

4.20†	Supplemental Agreement No. 17 dated as of December 15, 2008 to the Boeing Purchase Agreement Number 2191 dated November 25, 1998 between the Boeing Company and Copa Holdings, S.A.

4.21†	Supplemental Agreement No. 18 dated as of July 15, 2009 to the Boeing Purchase Agreement Number 2191 dated November 25, 1998 between the Boeing Company and Copa Holdings, S.A

4.22†	Supplemental Agreement No. 19 dated as of August 31, 2009 to the Boeing Purchase Agreement Number 2191 dated November 25, 1998 between the Boeing Company and Copa Holdings, S.A

4.23†	Supplemental Agreement No. 20 dated as of November 19, 2009 to the Boeing Purchase Agreement Number 2191 dated November 25, 1998 between the Boeing Company and Copa Holdings, S.A

4.24†	Supplemental Agreement No. 21 dated as of May 28, 2010 to the Boeing Purchase Agreement Number 2191 dated November 25, 1998 between the Boeing Company and Copa Holdings, S.A

4.25†	Supplemental Agreement No. 22 dated as of September 24, 2010 to the Boeing Purchase Agreement Number 2191 dated November 25, 1998 between the Boeing Company and Copa Holdings, S.A

4.26†	Supplemental Agreement No. 23 dated as of October, 2010 to the Boeing Purchase Agreement Number 2191 dated November 25, 1998 between the Boeing Company and Copa Holdings, S.A

4.27†	On Pointsm Solutions Rate per Engine Flight Hour Service Agreement dated as of April 15, 2012 between GE Engine Services, LLC., Compañía Panameña de Aviación, S.A., and Lease Management Services, LLC.

4.28†	Purchase Agreement No. PA-03774 dated June 27, 2012 between The Boeing Company and Copa Holdings S.A. relating to Boeing Model 737 MAX Aircraft.

8.1	Subsidiaries of the Registrant

12.1	Certification of the Chief Executive Officer, pursuant to Rules 13a-14 and 15d-14 under the Securities Exchange Act of 1934.

12.2	Certification of the Chief Financial Officer, pursuant to Rules 13a-14 and 15d-14 under the Securities Exchange Act of 1934.

13.1	Certification of Chief Executive Officer, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2	Certification of the Chief Financial Officer, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
97.1	Policy for Recovery of Erroneously Awarded Compensation
101. INS	XBRL Instance Document.

101. SCH	XBRL Taxonomy Extension Schema Document.

101. CAL	XBRL Taxonomy Extension Calculation Linkbase Document.

101. LAB	XBRL Taxonomy Extension Label Linkbase Document.

101. PRE	XBRL Taxonomy Extension Presentation Linkbase Document.

101. DEF	XBRL Taxonomy Extension Definition Document.
*Previously filed with the SEC as an exhibit and incorporated by reference from our Registration Statement on Form F-1, filed June 15, 2006, File No. 333-135031.
**Previously filed with the SEC as an exhibit and incorporated by reference from our Registration Statement on Form F-1, filed November 28, 2005, as amended on December 1, 2005 and December 13, 2005, File No. 333-129967.
2008   Previously filed with the SEC as an exhibit and incorporated by reference from our Annual Report on Form 20-F, filed May 6, 2009, File No. 001- 09801609.
2019   Previously filed with the SEC as an exhibit and incorporated by reference from our Annual Report on Form 20-F, filed April 8, 2020, File No. 001- 32696.
†Certain information from this exhibit has been excluded from this exhibit because it is both not material and is the type the registrant treats as private or confidential.

SIGNATURES
The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

COPA HOLDINGS, S.A.

By:	/s/ Pedro Heilbron
Name: Pedro Heilbron
Title: Chief Executive Officer

By:	/s/ Jose Montero
Name: Jose Montero
Title: Chief Financial Officer
Dated: April 29, 2024

Consolidated Financial Statements
Copa Holdings, S. A. and Subsidiaries
Year ended December 31, 2023
with Report of the Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm
To the Shareholders and the Board of Directors of
Copa Holdings, S.A., and subsidiaries
Opinion on the Financial Statements
We have audited the accompanying consolidated statements of financial position of Copa Holdings, S.A. and subsidiaries (the Company) as of December 31, 2023 and 2022, the related consolidated statements of profit or loss, comprehensive income (loss), changes in equity and cash flows for each of the three years in the period ended December 31, 2023, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023, in conformity with International Financial Reporting Standards, as issued by the International Accounting Standards Board.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated April 29, 2024 expressed an unqualified opinion thereon.
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

Provision for Return Conditions

Description of the Matter
As described in Note 3, 4 and 21 to the consolidated financial statements, the Company records a provision in accordance with IAS 37 – Provisions, Contingent Liabilities and Contingent Assets to accrue for the expected cost that will be incurred to return aircraft to their lessors in an agreed-upon condition. These payments are generally owed at the end of the lease term and represent a restoration obligation incurred over the lease term as the aircraft and engines are utilized. The provision is based on the net present value of the estimated costs of returning the aircraft and is accrued during the term of the lease. These costs are reviewed annually and adjusted as appropriate. Changes in estimates between the provision balance and the expected costs are adjusted prospectively with any final difference recorded in the period when the aircraft is returned. As of December 31, 2023, the Company’s provision for return conditions totaled $192 million.
Auditing this provision was complex due to subjectivity of the required assumptions applied in the model used by the Company, including estimates of future maintenance costs, leases extension, determination of an appropriate discount rate and operational estimates of aircraft utilization.

How We Addressed the Matter in Our Audit
We obtained an understanding, evaluated the design, and tested the operating effectiveness of controls over the Company’s return condition estimation process. We tested controls over management’s review of the expected return cost, leases extension, expected aircraft utilization and discount rate calculation.
Our audit procedures included, among others, evaluating the methodology and the significant assumptions used and the review of the completeness and accuracy of the lease contract population and underlying data used by the Company to calculate the return cost. We tested the inputs used in the calculation, discount rate, specified returns conditions requirements and the actual utilization reports from the Company’s aircraft maintenance records. We involved a valuation specialist to assist in the review of the discount rate.
We evaluated the change in the provision for return conditions from prior years in relation to changes in return costs and discount rates. In addition, we independently recalculated the discount rate as of December 31, 2023, and we compared our results with the Company’s calculations.

Frequent Flyer Deferred Revenue – Mileage Breakage

Description of the Matter
The Company’s frequent flyer deferred revenue totaled $125 million as of December 31, 2023. As described in Note 3, 4 and 7 to the consolidated financial statements, members of the Company’s ConnectMiles program earn miles through the Company’s flights, Star Alliance partners and by purchasing the goods and services of the Company’s network of non-airline partners and co-branded credit cards. The miles or points earned can be exchanged for flights on Copa or any other Star Alliance partner airlines. In determining the value of mileage credits earned, the Company applies an estimate of mileage credits earned that are not expected to be redeemed (“breakage”) prior to their expiration.
To estimate breakage the Company uses a statistical model that incorporates internal historical redemption data to determine the redemptions behavior. However, considering Copa’s frequent flyer program was established in 2015, its historical redemption data is limited. Changes in the estimated breakage are applied on a prospective basis. The initial estimate of breakage is established at the time the miles are earned, but the expected breakage on outstanding miles is updated annually along with the estimated fair value of the miles earned. The Company engages a specialist to assist in the performance of the breakage calculation.
Auditing the breakage in the frequent flyer program was challenging due to the complexity of the models used related to the determination of future behavior of redemptions.

How We Addressed the Matter in Our Audit
We obtained an understanding, evaluated the design, and tested the controls over the Company’s frequent flyer program. We tested controls over management’s review of the breakage calculations including the statistical behavior method of redemptions and the data inputs used for the calculation.
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
To test the completeness and accuracy of the underlying data our procedures included a review of the actual redemptions made from program inception to 2023.

/s/ Ernst & Young Limited Corp.
A member practice of Ernst & Young Global Limited
We have served as the Company’s auditor since 1999
Panama City, Republic of Panama
April 29, 2024

Copa Holdings, S. A. and Subsidiaries
Consolidated statement of financial position
As of December, 31
(In US$ thousands)

	Notes	2023	2022
ASSETS
Current assets
Cash and cash equivalents	8	$206,375	$122,424
Investments	9	708,809	812,323
Accounts receivable	10,23	159,247	137,583
Expendable parts and supplies	11	116,604	93,332
Prepaid expenses	12	44,635	52,322
Prepaid income tax		66	798
Other currents assets	17	32,227	17,043
		1,267,963	1,235,825
Non-current assets
Investments	9	258,934	202,056
Prepaid expenses	12	9,633	7,770
Property and equipment	13	3,238,632	2,883,524
Right of use assets	14	281,146	234,380
Intangible assets	16	87,986	78,555
Net defined benefit assets	15	5,346	504
Deferred tax assets	22	30,148	30,743
Other non-current assets	17	17,048	17,005
		3,928,873	3,454,537
Total assets		$5,196,836	$4,690,362
LIABILITIES AND EQUITY
Current liabilities
Loans and borrowings	18	$222,430	$142,484
Current portion of lease liabilities	14	68,304	80,084
Trade, other payables and financial liabilities	19,23	184,934	168,839
Air traffic liability	7.2	611,856	651,805
Frequent flyer deferred revenue	7.2	55,062	55,292
Taxes payable		44,210	43,878
Accrued expenses payable	20	64,940	44,913
Income tax payable		26,741	6,276
		1,278,477	1,193,571
Non-current liabilities
Loans and borrowings long-term	18	1,240,261	1,301,819
Lease liabilities	14	215,353	158,289
Frequent flyer deferred revenue	7.2	69,754	56,234
Net defined benefit liabilities	15	—	—
Derivative financial instruments	18	—	251,150
Deferred tax liabilities	22	36,369	16,571
Other long-term liabilities	21	234,474	220,618
		1,796,211	2,004,681
Total liabilities		3,074,688	3,198,252
Equity	24
Issued capital
Class A common stock - 34,110,338 (2022 - 34,033,575) shares issued 31,101,689 (2022 - 28,477,704) outstanding		23,201	21,327
Class B common stock - 10,938,125 (2022 - 10,938,125) shares issued and outstanding, no par value		7,466	7,466
Additional paid in capital		209,102	103,465
Treasury stock		(204,130)	(344,541)
Retained earnings		2,095,835	1,715,838
Accumulated other comprehensive loss		(9,326)	(11,445)
Total equity		2,122,148	1,492,110
Commitments and contingencies	27	—	—
Total liabilities and equity		$5,196,836	$4,690,362
The accompanying notes are an integral part of these consolidated financial statements.

Copa Holdings, S. A. and Subsidiaries
Consolidated statement of profit or loss
For the year ended December, 31
(In US$ thousands)

	Notes	2023	2022	2021
Operating revenue
Passenger revenue		$3,316,361	$2,824,719	$1,412,390
Cargo and mail revenue		97,105	101,765	71,577
Other operating revenue		43,538	38,549	25,964
	7	3,457,004	2,965,033	1,509,931
Operating expenses
Fuel		995,862	1,052,637	383,179
Wages, salaries, benefits and other employees’ expenses		436,526	380,385	258,128
Passenger servicing		89,146	70,080	35,869
Airport facilities and handling charges		221,878	192,584	131,335
Sales and distribution		227,171	224,465	129,877
Maintenance, materials and repairs		132,531	104,114	41,888
Depreciation and amortization	13,14,16	306,114	267,704	239,946
Impairment of non financial assets	13,16	—	—	(5,441)
Flight operations		109,892	97,256	55,766
Other operating and administrative expenses		130,656	125,424	87,426
		2,649,776	2,514,649	1,357,973
Operating profit		807,228	450,384	151,958
Non-operating income (expense)
Finance cost	14,18	(158,216)	(87,631)	(76,234)
Finance income	18	50,208	18,030	10,849
Gain (loss) on foreign currency fluctuations		3,076	(9,812)	(6,174)
Net change in fair value of derivatives	18	(98,347)	17,189	(22,778)
Other net non-operating income (expense)		7,153	70	(3,291)
		(196,126)	(62,154)	(97,628)
Profit before taxes		611,102	388,230	54,330
Income tax expense	22	(97,005)	(40,176)	(10,486)
Net profit		$514,097	$348,054	$43,844
Earnings per share	26
Basic		$12.78	$8.58	$1.03
Diluted		$12.78	$7.88	$1.03
The accompanying notes are an integral part of these consolidated financial statements.

Copa Holdings, S. A. and Subsidiaries
Consolidated statement of comprehensive income
For the year ended December, 31
(In US$ thousands)

	2023	2022	2021
Net profit	$514,097	$348,054	$43,844
Other comprehensive income
Other comprehensive income not to be reclassified to profit or loss in subsequent periods - Remeasurement on defined benefit plans	2,119	7,225	5,412
Total comprehensive income for the year	$516,216	$355,279	$49,256
The accompanying notes are an integral part of these consolidated financial statements.

Copa Holdings, S. A. and Subsidiaries
Consolidated statement of changes in equity
For the year ended December,31
(In US$ thousands)

		Common stock (Shares)		Issued capital		Additional paid in capital	Treasury stock	Retained earnings	Accumulated other comprehensive income (loss)	Total equity
	Notes	Class A	Class B	Class A	Class B
At January 1, 2021		31,421,265	10,938,125	$21,199	$7,466	$91,341	$(136,388)	$1,324,022	$(24,082)	$1,283,558
Net profit		—	—	—	—	—	—	43,844	—	43,844
Other comprehensive income	15	—	—	—	—	—	—	—	5,412	5,412
Issuance of stock for employee awards		132,880	—	90	—	(90)	—	—	—	—
Share-based compensation expense	25	—	—	—	—	7,097	—	—	—	7,097
Dividends	24	—	—	—	—	—	—	—	—	—
Acquisition of treasury shares		(559,025)	—	—	—	—	(40,514)	—	—	(40,514)
At December 31, 2021		30,995,120	10,938,125	$21,289	$7,466	$98,348	$(176,902)	$1,367,866	$(18,670)	$1,299,397
Net profit		—	—	—	—	—	—	348,054	—	348,054
Other comprehensive income	15	—	—	—	—	—	—	—	7,225	7,225
Issuance of stock for employee awards		54,501	—	38	—	(38)	—	—	—	—
Share-based compensation expense	25	—	—	—	—	5,155	—	—	—	5,155
Acquisition of treasury shares	24	(2,571,917)	—	—	—	—	(167,639)	—	—	(167,639)
Other		—	—	—	—	—	—	(82)	—	(82)
At December 31, 2022		28,477,704	10,938,125	$21,327	$7,466	$103,465	$(344,541)	$1,715,838	$(11,445)	$1,492,110
Net profit		—	—	—	—	—	—	514,097	—	514,097
Other comprehensive income	15	—	—	—	—	—	—	—	2,119	2,119
Issuance of stock for employee awards		59,066	—	40	—	(40)	—	—	—	—
Share-based compensation expense	25	—	—	—	—	4,359	—	—	—	4,359
Acquisition of treasury shares	24	(1,141,316)	—	—	—	—	(105,932)	—	—	(105,932)
Dividends paid		—	—	—	—	—	—	(134,085)	—	(134,085)
Share settlement convertible notes	18	3,694,845	—	—	—	103,152	246,343	—	—	349,495
Other		11,390	—	1,834	—	(1,834)	—	(15)	—	(15)
At December 31, 2023		31,101,689	10,938,125	$23,201	$7,466	$209,102	$(204,130)	$2,095,835	$(9,326)	$2,122,148
The accompanying notes are an integral part of these consolidated financial statements.

Copa Holdings, S. A. and Subsidiaries
Consolidated statement of cash flows
For the year ended December,31
(In US$ thousands)

	Notes	2023	2022	2021
Operating activities
Net profit		$514,097	$348,054	$43,844
Adjustments for:
Income tax expense		97,005	40,176	10,486
Finance cost	18	158,216	87,631	76,234
Finance income	18	(50,208)	(18,030)	(10,849)
(Reversal) impairment of non financial assets		—	—	(5,441)
Depreciation and amortization	13,14,16	306,114	267,704	239,946
Disposal of non financial assets		847	(2,458)	4,260
Impairment of financial assets	9,28.3	(201)	2,408	1,516
Allowance for obsolescence		—	80	30
Share-based compensation expense	25	4,359	5,155	7,097
Net change in fair value of derivatives	18	98,347	(17,189)	22,778
Unrealized loss on investment	9	(6,338)	4,252	274
Net foreign exchange differences		11,117	25,330	44,853
Change in:
Accounts receivable		(27,199)	(51,318)	(35,645)
Accounts receivable from related parties	10	(359)	(336)	(403)
Other current assets		(23,145)	(47,436)	(4,599)
Other assets		(7,219)	(10,874)	(6,786)
Accounts payable		19,143	46,982	49,285
Accounts payable from related parties	19	224	(6,945)	4,978
Air traffic liability		(39,950)	94,474	86,636
Frequent flyer deferred revenue		13,289	16,413	3,901
Other liabilities		40,266	33,317	6,450
Cash from operating activities		1,108,405	817,390	538,845
Income tax paid		(55,414)	(26,353)	(3,904)
Interest paid		(50,931)	(44,761)	(40,170)
Interest received		42,726	12,267	12,514
Net cash from operating activities		1,044,786	758,543	507,285
Investing activities
Acquisition of investments		(644,909)	(763,842)	(1,117,214)
Proceeds from redemption and sale of investments		698,580	749,576	1,001,268
Advance payments on aircraft purchase contracts		(200,000)	(377,670)	(276,939)
Reimbursement of advance payments on aircraft purchase contracts		228,111	105,381	70,800
Acquisition of property and equipment		(600,175)	(254,561)	(206,795)
Proceeds from sale of property and equipment		5,095	7,426	81,336
Acquisition of intangible assets	16	(29,697)	(18,461)	(11,591)
Net cash used in investing activities		(542,995)	(552,151)	(459,135)
Financing activities
Payment of convertible notes	18	(350,001)	—	—
Proceeds from new borrowings	18	428,310	222,481	352,278
Payments on loans and borrowings	18	(152,254)	(249,519)	(142,233)
Payment of lease liability	18	(79,999)	(79,017)	(80,992)
Repurchase of treasury shares	24	(105,932)	(167,639)	(40,514)
Dividends paid		(134,152)	—	—
Net cash (used in) from financing activities		(394,028)	(273,694)	88,539
Net increase (decrease) in cash and cash equivalents		107,763	(67,302)	136,689
Cash and cash equivalents at January 1		122,424	211,081	119,065
Effect of exchange rate change on cash		(23,812)	(21,355)	(44,673)
Cash and cash equivalents at December 31		$206,375	$122,424	211,081
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
•Copa Airlines: the Company’s core operation is incorporated according to the laws of the Republic of Panama and provides international air transportation for passengers, cargo and mail, operating from its Panama City hub in the Republic of Panama.
•AeroRepública: is a Colombian air carrier, incorporated according to the laws of the Republic of Colombia which provides domestic and international air transportation for passengers, cargo, and mail.
AeroRepública operates “Wingo” a brand under a low-cost business model. Wingo operates administratively and functionally under AeroRepública, with an independent structure for its commercialization, distribution systems and customer service.
•OVAL: incorporated according to the laws of the British Virgin Islands, it controls the special-purpose entities that have a beneficial interest in the majority of the Company’s fleet, which is leased to either Copa Airlines or AeroRepública.
•LNA: is a Panamanian air carrier, incorporated according to the laws of the Republic of Panama and provides domestic and international air transportation for passengers, cargo and mail, operating from the Republic of Panama. LNA, operates air transportation for passengers under “Wingo’s” brand.
The Company currently offers approximately 375 daily scheduled flights to 82 destinations in 32 countries in North, Central and South America and the Caribbean, mainly from its Panama City Hub. Additionally, the Company provides passengers with access to flights to more than 180 international destinations through codeshare agreements. The Company is part of Star Alliance, the leading global airline network since June 2012.
The Company has a broad commercial alliance with United Airlines Holdings, Inc. (“United”), which was renewed during May 2021, for another five years. This Alliance includes an extensive and expanding code-sharing and technology cooperation.
Copa Airlines has the loyalty program “ConnectMiles”, designed to strengthen the relationship with its frequent flyers and provide exclusive attention. ConnectMiles members are eligible to earn and redeem miles to any of Star Alliance’s, 1,200 (unaudited) destinations within 26 airlines members (unaudited).
As of December 31, 2023, the Company operates a fleet of 106 aircraft with an average age of 9.7 years, and consists of 67 Boeing 737-800 Next Generation aircraft, 9 Boeing 737-700 Next Generation aircraft, 1 Boeing 737-800 BCF and 29 737-MAX aircraft. In March 2022, the newly converted freighter aircraft, the Boeing 737-800 BCF (Boeing Converted Freighter) with a capacity of 21.7 tons per flight, began operations. The aircraft came from the Company’s fleet and was converted into a freighter by Boeing. This freighter aircraft will further increase cargo capacity.
The consolidated financial statements for the year ended December 31, 2023 have been authorized for issuance by the Company’s Chief Executive Officer and Chief Financial Officer on April 29, 2024.

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
The Company has prepared the financial statements on the basis that it will continue to operate as a going concern.
Basis of measurement
The consolidated financial statements have been prepared on a historical cost basis, except for the following:
•certain financial assets, certain classes of property, plant and equipment, investment property and derivative financial instruments – measured at fair value
•assets held for sale – measured at fair value less cost of disposal, and
•defined benefit pension plans – plan assets measured at fair value.
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
3.       Material accounting policies
(a) Basis of consolidation
These consolidated financial statements comprise the financial statements of the Company and its subsidiaries. Control is achieved when the Company is exposed to, or has right to, variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Specifically, the Company controls the investee, when it has:
•power over the investee,
•exposure, or rights to, variable returns from its involvement with the investee, and
•the ability to use its power over the investee to affect its returns.
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

F-10	(Continued)

COPA HOLDINGS, S. A. AND SUBSIDIARIES
Notes to the consolidated financial statements
The following are the significant subsidiaries included in these financial statements:

	Country of Incorporation	Ownership interest
Name		2023	2022
Copa Airlines	Panama	99.9%	99.9%
AeroRepublica	Colombia	99.9%	99.9%
Oval	British Virgin Islands	100%	100%
LNA	Panama	100%	100%
(b) Current versus non-current classification
The Company presents assets and liabilities in the statement of financial position based on current/non-current classification.
An asset is current when it is:
•expected to be realized or intended to be sold or consumed in the normal operating cycle
•expected to be realized within twelve months after the reporting period, or
•cash or cash equivalent, unless restricted.
All other assets are classified as non-current.
A liability is current when:
•it is expected to be settled in the normal operating cycle
•it is due to be settled within twelve months after the reporting period, or
•there is no unconditional right to defer the settlement of the liability for at least twelve months after the reporting period.
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
•Passenger tickets
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
The unused tickets expire after one year from the sale date, and any revenue associated with tickets sold for future travel is recognized within 12 months.
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
In response to Covid-19 the Company established a new commercial policy where some tickets scheduled to expire before June 2021, were extended to June 30, 2022. During 2022, the Company calculated a specific breakage for tickets that were not expected to be used based on this commercial policy. As of December 31, 2022, all revenue related to these tickets has been recognized in the consolidated statement of profit or loss and since then, there are no tickets with expiration dates for more than one year.
•Frequent flyer program
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
•Ancillaries revenues
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
As of December 31, 2023 and 2022, the Company cash position is comprised from cash on hand and in banks.
(f) Financial instruments
A financial instrument is any contract that gives rise to a financial asset of one entity and a financial liability or equity instrument of another entity.
Financial assets
The Company’s financial assets include cash and cash equivalents, short and long-term investments and accounts receivable.
(i)Initial recognition and measurement
Financial assets are classified, at initial recognition, as subsequently measured at amortized cost, fair value through other comprehensive income (OCI), and fair value through profit or loss.
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
(ii)Subsequent measurement
For purposes of subsequent measurement, financial assets are classified in four categories:
•Financial assets at amortized cost (debt instruments)
•Financial assets at fair value through OCI with recycling of cumulative gains and losses (debt instruments)
•Financial assets designated at fair value through OCI with no recycling of cumulative gains and losses upon derecognition (equity instruments)
•Financial assets at fair value through profit or loss

F-14	(Continued)

COPA HOLDINGS, S. A. AND SUBSIDIARIES
Notes to the consolidated financial statements
Financial assets at amortized cost
This category is the most relevant to the Company. The Company measures financial assets at amortized cost if both of the following conditions are met:
•The financial asset is held within a business model with the objective to hold financial assets in order to collect contractual cash flows; and
•The contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.
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
•The financial asset is held within a business model with the objective of both holding to collect contractual cash flows and selling; and
•The contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding
For debt instruments at fair value through OCI, interest income, foreign exchange revaluation and impairment losses or reversals are recognized in the statement of profit or loss and computed in the same manner as for financial assets measured at amortized cost. The remaining fair value changes are recognized in OCI. Upon derecognition, the cumulative fair value change recognized in OCI is recycled to profit or loss.
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
(iii)Derecognition
A financial asset is derecognized when:
•the rights to receive cash flows from the asset have expired, or
•the Company has transferred its rights to receive cash flows from the asset or has assumed an obligation to pay the received cash flows in full without material delay to a third party under a “pass-through” arrangement, and either (a) the Company has transferred substantially all the risks and rewards of the asset, or (b) the Company has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.
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
(iv)Impairment of financial assets
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
A financial asset is written off when there is no reasonable expectation of recovering the contractual cash flows. The Company considers that there are no realistic prospects of recovery of the asset if any of the following indicators are present:
•the debtor is in a state of permanent disability
•the Company has exhausted all legal and/or administrative recourse
•where the account exceeds one year without decreases
•when there are no documents establishing the debt
Losses arising from impairment are recognized under “Other operating and administrative expenses” in the consolidated statement of profit or loss.
Financial liabilities
(i)Initial recognition and measurement
Financial liabilities are classified, at initial recognition, as financial liabilities at fair value through profit or loss, loans and borrowings, payables, or derivatives designated as hedging instruments in an effective hedge, as appropriate.
All financial liabilities are recognized initially at fair value and, in the case of loans and borrowings and payables, net of directly attributable transaction costs.
The Company’s financial liabilities include trade and other payables and loans and borrowings including bank overdrafts, and derivative financial instruments.
(ii)Subsequent measurement
For purposes of subsequent measurement, financial liabilities are classified in two categories:
•Financial liabilities at fair value through profit or loss
•Financial liabilities at amortized cost (loans and borrowings)
Financial liabilities at fair value through profit or loss
Financial liabilities at fair value through profit or loss include financial liabilities held for trading and financial liabilities designated upon initial recognition as at fair value through profit or loss.
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
(iii)Derecognition
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
In September 2023, the Company settled the total outstanding notes (see Note 18).
(i) Property and equipment
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

Property and equipment	Estimate useful life (years)	Residual Value
Flight equipment (*)
Airframe and core engines	27	15%
Major maintenance events	3-16	—
Conversion to freighter	Lesser of 10 years and remaining useful life of the aircraft
Cabin refurbishment	Lesser of remaining useful life of the aircraft and estimated useful life of the refurbishment
Ramp and miscellaneous
Ground equipment	10	—
Furniture, fixture, equipment and other	5-10	—
Leasehold improvements	Lesser of remaining lease term and estimated useful life of the leasehold improvement	—

F-19	(Continued)

COPA HOLDINGS, S. A. AND SUBSIDIARIES
Notes to the consolidated financial statements
(*)Estimates for Boeing 737-700 fleet may differ , see note 13.
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
(j) Leases
At inception of a contract, the Company assesses whether the contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. To assess whether a contract, conveys the right to control the use of an identified asset, the Company assesses whether:
•The Company has the right to obtain substantially all of the economic benefits from use of the identified asset; and
•The Company has the right to direct the use of the identified asset.
The Company as a lessee
At the commencement date, the Company recognizes a ROU and a lease liability.
The ROU is measured at cost and comprises:
•the amount of the initial measurement of the lease liability,
•any lease payments made at or before the commencement date, less any lease incentives received;
•any initial direct costs incurred by the lessee; and
•an estimate of costs to be incurred by the lessee in dismantling and removing the underlying asset, restoring the site on which it is located or restoring the underlying asset to the condition required by the terms and conditions of the lease, unless those costs are incurred to produce inventories. The Company incurs the obligation for those costs either at the commencement date or as a consequence of having used the underlying asset during a particular period.
The ROU is subsequently depreciated using the straight line method from the commencement date to the earlier of the end of the useful life of the ROU or component, or lease term. The estimated useful life of ROU is determined on the same basis of owned property and equipment.
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
In this regard, the Company applies the following, by class of underlying asset:
•for the leases of real estate, the Company has elected to separate non-lease components.
•for aircraft leases, the value of major maintenance inspection or overhaul embedded in the aircraft is recognized as a separated component and is depreciated over the estimated time period until the first maintenance event is performed or the remaining life of lease term (as appropriate) which ever is shorter.
The lease liability, is initially measured at the present value of the lease payments that are not paid at that date, discounted using the interest rate implicit in the lease, if that rate can be readily determined or the lessee’s incremental borrowing rate.
The lease payments included in the measurement of the lease liability comprise:
•fixed payments (including in-substance fixed payments), less any lease incentives receivable;
•variable lease payments that depend on an index or a rate, initially measured using the index or rate as at the commencement date;
•amounts expected to be payable by the lessee under residual value guarantees;
•the exercise price of a purchase option if the lessee is reasonably certain to exercise that option; and
•payments of penalties for terminating the lease, if the lease term reflects the lessee exercising an option to terminate the lease.
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
If the transfer of an asset by the seller-lessee satisfies the requirements of IFRS 15 to be accounted for as a sale of the asset:
•The seller-lessee measures the ROU at the proportion of the previous carrying amount that relates to the ROU retained by the seller-lessee; and
•The buyer-lessor shall account for the purchase applying the appropriate standards and for the lease applying IFRS 16.
Where either the sale is below fair value or the leasing arrangement below market rates, adjustments are required to measure the proceeds at fair value.
Below market terms are to be accounted for as a prepayment of lease payments and above market terms shall be accounted for as additional financing provided by the buyer to the seller.
The adjustment must be measured with reference to the more determinable of the difference between the consideration for the sale and the fair value of the asset or the difference between the present value of the contractual lease payments and the present value of payments for the lease at market rates.
If the transaction does not meet the sale recognition requirements of IFRS 15:
•the seller-lessee shall continue to recognize the transferred asset and shall recognize a financial liability equal to the transfer proceeds. It shall account for the financial liability applying IFRS 9.
•the buyer-lessor shall not recognize the transferred asset and shall recognize a financial asset equal to the transfer proceeds. It shall account for the financial asset applying IFRS 9.
(k) Intangible assets
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
Gains and losses arising from the derecognition of an intangible asset are measured as the difference between the net disposal proceeds and the carrying amount of the asset and are recognized in the consolidated statement of profit or lossconsolidated statement of profit or lossconsolidated statement of profit or loss when the asset is derecognized.
The Company’s intangible assets and the policies applied are summarized as follows:
•Licenses and software rights
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
(l) Taxes
Income tax expense
Income tax expense comprises current and deferred tax. It is recognized in profit or loss except when related to the items recognized directly in equity or in other comprehensive income (“OCI”).
•Current income tax
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

COPA HOLDINGS, S. A. AND SUBSIDIARIES
Notes to the consolidated financial statements
Additionally, entities with annual taxable income over one million five hundred thousand dollars, must pay income tax on the greater of:
•Net taxable income calculated by the traditional method, or
•Net taxable income resulting from applying four-point sixty-seven percent (4.67%) to the total taxable income (alternative method “CAIR”).
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
•Deferred tax
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
Deferred tax assets are recognized for all deductible temporary differences, the carry forward of unused tax credits and unused tax losses. Deferred tax assets are recognized to the extent that it is probable that taxable profit will be available against which the deductible temporary differences and the carry forward of unused tax credits and unused tax losses can be utilized, except:
•when the deferred tax asset relating to the deductible temporary difference arises from initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither accounting profit nor taxable profit or loss.
•in respect of deductible temporary differences associated with investments in subsidiaries, associates, and interests in joint ventures, deferred tax assets are recognized only to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilized.
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
Deferred tax liabilities are recognized for all taxable temporary differences, except:
•when the deferred tax liability arises from the initial recognition of goodwill or an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither accounting profit nor taxable profit or loss.

F-24	(Continued)

COPA HOLDINGS, S. A. AND SUBSIDIARIES
Notes to the consolidated financial statements
•in respect of taxable temporary differences associated with investments in subsidiaries, associates, and interests in joint ventures, when the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.
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
•Ticket taxes
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
(m) Provisions
Provisions for costs, including restitution, restructuring and legal claims and assessments are recognized when:
•the Company has a present legal or constructive obligation as a result of past events;
•it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation; and the amount of obligation can be reliably estimated.
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
(n) Employee benefits
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
•Leases
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
•Lease term
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
•Impairment of financial assets
The loss allowances for financial assets are based on assumptions about risk of default and expected loss rates. The Company uses judgement in making these assumptions and selecting the inputs to the impairment calculation, based on the Company’s past history, existing market conditions as well as forward looking estimates at the end of each quarterly reporting period.
•Impairment of non-financial assets
Impairment exists when the carrying amount of an asset or CGU exceeds its recoverable amount, which is the higher of its fair value less costs to sell and its value in use. The fair value less costs to sell calculation is based on available data from binding sales transactions, conducted at arm’s length, for similar assets or observable market prices less incremental costs for disposing of the asset. The value in use calculation is based on a discounted cash flow model. The cash flows are derived from the budget for the next five years and do not include restructuring activities that the Company is not yet committed to or significant future investments that will enhance the asset’s performance of the CGU being tested. The recoverable amount is most sensitive to the discount rate used for the discounted cash flow model as well as the expected future cash-inflows and the growth rate used for extrapolation purposes (see note 16).
•Property and equipment
The Company’s management has determined that the residual value of the airframe, engines, and components (rotable parts) owned is 15% of the cost of the asset, therefore the depreciation of flight equipment is made accordingly. Annually, management reviews the useful life and residual value of each of these assets (see note 13).
•Provision for return condition
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
•Revenue recognition – expired tickets
The Company recognizes estimated fare revenue for tickets that are expected to expire based on departure date (unused tickets), based on historical data and experience. Estimating the expected expiration rate requires management’s judgment, among other things, the historical data and experience is an indication of the future customer behavior.
The unused tickets expire after one year after being sold, and any revenue associated with tickets sold for future travel is recognized within 12 months.

F-27	(Continued)

COPA HOLDINGS, S. A. AND SUBSIDIARIES
Notes to the consolidated financial statements
•Multiple deliverable revenue arrangements - Frequent flyer program
The frequent flyer program includes two major transactions that are considered revenue arrangements with multiple performance obligations: (i) mileage credits earned with travel and (ii) mileage credits sold to co-branded credit card partner and other partners. The Company estimates the fair value of the miles in those transactions using a blended calculation of rates charged when miles are sold to other partners and the average value of a mile flown by a customer earned with travel, less an estimate of the miles that will expire unused (breakage). The Company engages a specialist to assist in the performance of the breakage calculation.
•Taxes
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
•Incremental borrowing rate for leases
The Company cannot readily determine the interest rate implicit in the lease, therefore, it uses its incremental borrowing rate (IBR) to measure lease liabilities. The IBR is the rate of interest that the Company would have to pay to borrow over a similar term, and with a similar security, the funds necessary to obtain an asset of a similar value to the right-of-use asset in a similar economic environment. The Company estimates the IBR using observable inputs (such as market interest rates) when available and is required to make certain entity-specific estimates.
•Fair value measurement
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
The fair value measurement is based on the presumption that the transaction to sell the asset or transfer the liability takes place either:
•in the principal market for the asset or liability, or
•in the absence of a principal market, in the most advantageous market for the asset or liability.
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
All assets and liabilities for which fair value is measured or disclosed in the financial statements are categorized within the fair value hierarchy, described as follows, based on the lowest level input that is significant to the fair value measurement as a whole:
i)Level 1 - Quoted (unadjusted) market prices in active markets for identical assets or liabilities.

F-28	(Continued)

COPA HOLDINGS, S. A. AND SUBSIDIARIES
Notes to the consolidated financial statements
ii)Level 2 - Valuation techniques for which the lowest level input that is significant to the fair value measurement is directly or indirectly observable.
iii)Level 3 - Valuation techniques for which the lowest level input that is significant to the fair value measurement is unobservable. The inputs to these models are taken from observable markets where possible, but where this is not feasible, a degree of judgment is required in establishing fair values. Judgments include considerations of inputs such as liquidity risk, credit risk and volatility. Changes in assumptions about these factors could affect the reported fair value of financial instruments.
For assets and liabilities that are recognized in the financial statements on a recurring basis, the Company determines whether transfers have occurred between levels in the hierarchy by re-assessing categorization (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of each reporting period.
5. Adoption of new and amended standards and interpretations
The Company applied for the first-time certain standards and amendments, which are effective for annual periods beginning on or after 1 January 2023 (unless otherwise stated). The Company has not early adopted any other standard, interpretation or amendment that has been issued but is not yet effective.
Interest Rate Benchmark Reform – Phase 2: Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16
The amendments provide temporary reliefs which address the financial reporting effects when an interbank offered rate (IBOR) is replaced with an alternative nearly risk-free interest rate (RFR). The amendments include the following practical expedients:
•A practical expedient to require contractual changes, or changes to cash flows that are directly required by the reform, to be treated as changes to a floating interest rate, equivalent to a movement in a market rate of interest
•Permit changes required by IBOR reform to be made to hedge designations and hedge documentation without the hedging relationship being discontinued
•Provide temporary relief to entities from having to meet the separately identifiable requirement when an RFR instrument is designated as a hedge of a risk component
During 2023, the Company finish the process of implementing appropriate fall back clauses for its long term variable rate debt based of LIBOR and incorporated the new benchmark based on Secured Overnight Financing Rate (“SOFR”). The Company elected to apply the practical expedient introduced on the amendment since the changes resulted directly from IBOR reform and the change in contractual cash flows occurred on an ‘economically equivalent’ basis.
As of December 31, 2023, there was no impact to the consolidated financial statements, the changes were accounted updating the effective interest rate with no gain or loss recognized.
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
The amendments had no impact on the Company consolidated financial statements.

F-29	(Continued)

COPA HOLDINGS, S. A. AND SUBSIDIARIES
Notes to the consolidated financial statements
Amendments to IAS 1 and IFRS Practice Statement 2 - Disclosure of Accounting Policies.
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
Although the amendments did not result in any changes on the measurement, recognition or presentation of any items in the Company’s financial statements, Management reviewed the accounting policies and made updates to the information disclosed in Note 3 Material accounting policies (2022: Significant accounting policies) in certain instances in line of the amendments.
Amendments to IAS 12 Deferred Tax related to Assets and Liabilities arising from a Single Transaction
In May 2021 the IASB issued the amendments to IAS 12 Income Taxes which require companies to recognize deferred taxes on transactions that, on initial recognition, give rise to equal amounts of taxable and deductible temporary differences.
The amendments apply for annual reporting periods beginning on or after 1 January 2023, and and should be applied to transactions that occur on or after the beginning of the earliest comparative period presented. In addition, entities should recognize deferred tax assets (to the extent that it is probable that they can be utilized) and deferred tax liabilities at the beginning of the earliest comparative period for all deductible and taxable temporary differences associated with:
•Right-of-use assets and lease liabilities, and
•Decommissioning, restoration and similar liabilities, and the corresponding amounts recognized as part of the cost of the related assets.
The cumulative effect of recognizing these adjustments is recognized in retained earnings, or another component of equity, as appropriate.
The Company has recognized a separate deferred tax assets in relation to its lease liabilities and a deferred tax liability in relation to its ROU. However, there no material impact on the statement of financial position since the balances qualify for offset according to paragraph 74 of IAS 12. During 2023, the Company recognized a tax benefit of $1.8 million related to this deferred tax, under “Income tax expense” in the consolidated statement of profit or loss (see note 22).
Amendments to IAS 12 International Tax Reform—Pillar Two Model Rules
The amendments to IAS 12 have been introduced in response to the Organization for Economic Cooperation and Development’s ("OECD") Base erosion and profit shifting ("BEPS") Pillar Two rules and include:
•A mandatory temporary exception to the recognition and disclosure of deferred taxes arising from the jurisdictional implementation of the Pillar Two model rules; and
•Disclosure requirements for affected entities to help users of the financial statements better understand an entity’s exposure to Pillar Two income taxes arising from that legislation, particularly before its effective date.
The mandatory temporary exception – the use of which is required to be disclosed – applies immediately. The remaining disclosure requirements apply for annual reporting periods beginning on or after 1 January 2023, but not for any interim periods ending on or before 31 December 2023.

F-30	(Continued)

COPA HOLDINGS, S. A. AND SUBSIDIARIES
Notes to the consolidated financial statements
On December 18, 2023, Pillar Two legislation was enacted in Ireland, the jurisdiction in which the Company has special purpose vehicles that have a beneficial interest in some of the aircraft of the Company's fleet. The income inclusion rule (IIR) and qualified domestic minimum top-up tax (QDMTT) provisions will apply for fiscal years beginning on or after 31 December 2023. The undertaxed profits rule (UTPR) will apply for fiscal years beginning on or after 31 December 2024 and will come into effect from 1 January 2024.
Since the Pillar Two legislation was not effective at the reporting date, the Company has no related current tax exposure. The Company applies the exception to recognizing and disclosing information about deferred tax assets and liabilities related to Pillar Two income taxes, as provided in this amendments.
At the date when the financial statements were authorized for issue, no other of the jurisdictions in which the Company operates had enacted or substantively enacted the tax legislation related to the top-up tax.
Amendments to IAS 21 Lack of Exchangeability
In August 2023 the IASB issued the amendment to IAS 21 The Effects of Changes in Foreign Exchange Rates to add requirements to help entities to determine whether a currency is exchangeable into another currency, and the spot exchange rate to use when it is not.
The amendment is effective for annual reporting periods beginning on or after 1 January 2025. Earlier application is permitted. The Company will apply these amendments to Foreign Exchange Rates for which it has fulfilled all its conditions at the beginning of the annual reporting period in which it first applies the amendments.
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
•What is meant by a right to defer settlement.
•That a right to defer must exist at the end of the reporting period.
•That classification is unaffected by the likelihood that an entity will exercise its deferral right.
•That only if an embedded derivative in a convertible liability is itself an equity instrument would the terms of a liability not impact its classification
However, the IASB has subsequently proposed further amendments to IAS 1 and the deferral on the effective date to no earlier than January 2024. Due to these ongoing developments, the Company is unable to determine the impacts of these amendments on the consolidated financial statements in the period of initial application.
Amendment to IFRS 16 – Lease Liability in a Sale and Leaseback
In September 2022, the IASB issued Lease Liability in a Sale and Leaseback. The amendment to IFRS 16 Leases specifies the requirements that a seller-lessee uses in measuring the lease liability arising in a sale and leaseback transaction, to ensure the seller-lessee does not recognize any amount of the gain or loss that relates to the right of use it retains. These amendments explain how an entity accounts for a sale and leaseback after the date of the transaction. Sale and leaseback transactions where some or all the lease payments are variable lease payments that do not depend on an index or rate are most likely to be impacted.
The amendment applies retrospectively to annual reporting periods beginning on or after 1 January 2024. Earlier application is permitted.

F-31	(Continued)

COPA HOLDINGS, S. A. AND SUBSIDIARIES
Notes to the consolidated financial statements
During 2022, the Company entered into sale and lease back transactions, however we do not expect impacts for the adoption of this amendment since the lease payments on these transactions are fixed. During 2023, the Company did not entered into sale and lease back transactions.
Amendment to IAS 1 – Non current liabilities with covenants
In November 2022, the IASB issued Non current liabilities with covenants, in the amendments, the Board clarifies that only covenants with which an entity must comply on or before the reporting date will affect a liability’s classification as current or non-current.
The amendments will be effective for annual reporting periods beginning on or after 1 January 2024 and will need to be applied retrospectively in accordance with IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors. Early adoption is permitted, but will need to be disclosed.
The amendment is not expected to have a material impact on the consolidated financial statements.
Amendments to IAS 7 and IFRS 7 - Supplier Finance Arrangements (“SFAs”)
In May 2023, the IASB issued amendments to IAS 7 Statement of Cash Flows and IFRS 7 Financial Instruments: Disclosures to clarify the characteristics of supplier finance arrangements and require additional disclosure of such arrangements. The disclosure requirements in the amendments are intended to assist users of financial statements in understanding the effects of supplier finance arrangements on an entity’s liabilities, cash flows and exposure to liquidity risk.
The amendments will be effective for annual reporting periods beginning on or after 1 January 2024. Early adoption is permitted, but will need to be disclosed.
The amendments are not expected to have a material impact on the Company consolidated financial statements since the Company don’t use this type of transactions.
6.1 IFRS Sustainability Disclosure Standards
In June 2023, the International Sustainability Standards Board (ISSB) released its first two sustainability disclosure standards:
•IFRS S1 General Requirements for Disclosure of Sustainability-related Financial Information(General Requirements standard): this standard requires an entity to disclose information about all sustainability-related risks and opportunities that could reasonably be expected to affect the entity’s cash flows, its access to finance or cost of capital over the short, medium or long term.
•IFRS S2 Climate-related Disclosures: the objective of this standard is to require an entity to disclose information about its climate-related risks and opportunities that is useful to users of general purpose financial reports in making decisions relating to providing resources to the entity. IFRS S2 applies to climate-related risks to which the entity is exposed, which are:
i.climate-related physical risks; and
ii.climate-related transition risks; and
iii.climate-related opportunities available to the entity.
This standard is effective for annual reporting periods beginning on or after 1 January 2024 with earlier application permitted as long as IFRS S1 General Requirements for Disclosure of Sustainability-related Financial Information is also applied.
These ISSB standards are not mandatory on a global scale, rather they provide a tool for individual jurisdictions to implement mandatory reporting as required. The Company is currently engaged with specialists to assist them with applying the new standards.

F-32	(Continued)

COPA HOLDINGS, S. A. AND SUBSIDIARIES
Notes to the consolidated financial statements
7. Revenue from contract with customers
7.1    Revenue disaggregation
Operating revenues are comprised of passenger revenues, cargo and mail, and other operating revenues. The following table shows disaggregated operating revenues for the years ended as December 31, 2023, 2022 and 2021.

	2023	2022	2021
Passenger revenue
Passenger revenue	$3,263,764	$2,793,420	$1,388,089
Miles redeemed	52,597	31,299	24,301
	3,316,361	2,824,719	1,412,390

Cargo and mail revenue	97,105	101,765	71,577

Other operating revenue
Frequent flyer program - marketing services	37,930	28,396	18,897
Other operating revenue	5,608	10,153	7,067
	43,538	38,549	25,964
	$3,457,004	$2,965,033	$1,509,931
7.2    Contract balances
The significant contract liabilities are comprised of ticket sales for transportation that has not yet been provided, recorded as “Air traffic liability” and outstanding loyalty program miles that may be redeemed for future travel, recorded as “Frequent flyer deferred revenue”.
The table below presents the changes in air traffic liability:

	2023	2022
Balance at beginning of year	$651,805	$557,331
Sales	3,722,763	3,320,260
Revenue recognition	(3,076,635)	(2,623,256)
Tax recognition	(547,206)	(450,541)
Reimbursements	(84,033)	(105,508)
Interline tickets	(52,675)	(52,496)
Other	(2,163)	6,015
Balance at end of year	$611,856	$651,805
The contract duration of passenger tickets is one year. Accordingly, any revenue associated with tickets sold for future travel dates will be recognized within twelve months.

F-33	(Continued)

COPA HOLDINGS, S. A. AND SUBSIDIARIES
Notes to the consolidated financial statements
The table below presents the activity of the current and non-current frequent flyer liability:

	2023	2022
Balance at beginning of year	$111,526	$95,114
Deferred of revenue	65,887	47,711
Recognition of revenue	(52,597)	(31,299)
Balance at end of year	$124,816	$111,526
Current	55,062	55,292
Non-current	69,754	56,234
	$124,816	$111,526
Contract assets are reflected as accounts receivable. See note 10.
7.3    Segment reporting
The Company’s business activities are conducted as one operating segment – Air transportation (that includes cargo and mail revenue), the reporting results of which are regularly reviewed by management for purposes of analyzing its performance and making decisions about resource allocations. Information concerning operating revenue by geographic area for the period ended December 31 is as follows:

	2023	2022	2021
North America	$1,328,504	$957,730	$428,457
South America	1,233,362	1,094,450	557,827
Central America	796,679	819,534	475,590
Caribbean	54,921	54,770	22,093
	$3,413,466	$2,926,484	$1,483,967
The Company attributes revenue to the geographic areas based on point of sales. Our tangible assets and capital expenditures consist primarily of flight and related ground support equipment, which is mobile across geographic markets and, therefore, has not been allocated.
8. Cash and cash equivalents

	2023	2022
Checking and saving accounts	$151,146	$122,184
Time deposit	55,000	—
Cash on hand	229	240
	$206,375	$122,424
Cash at checking and saving accounts, earned interest based on rates determined by the banks in which the instruments are held.
As of December 31, 2023, the cash and cash equivalents disclosed above and in the consolidated statement of cash flows include $1.4 million (2022: $7.3 million) that the Company has pledged from its checking and saving accounts to fulfill collateral requirements.
As of December 31, 2023 and 2022, except for the cash pledged to fulfill collateral requirement, the Company’s cash and cash equivalents are free of restriction or charges that could limit its availability.

F-34	(Continued)

COPA HOLDINGS, S. A. AND SUBSIDIARIES
Notes to the consolidated financial statements
9. Investments

	2023			2022
	Current	Non Current	Total	Current	Non Current	Total
Investment at amortised cost
Time deposits	$314,495	$100,000	$414,495	$432,750	$65,000	$497,750
Bonds	293,311	160,132	453,443	286,203	137,907	424,110
	607,806	260,132	867,938	718,953	202,907	921,860
Allowance for expected credit losses	(1,060)	(1,198)	(2,258)	(2,104)	(851)	(2,955)
	606,746	258,934	865,680	716,849	202,056	918,905
Investment at fair value through profit or loss
Investment funds	102,063	—	102,063	95,474	—	95,474
	$708,809	$258,934	$967,743	$812,323	$202,056	$1,014,379
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
As of December 31, 2023, the Company has pledged $6.5 million of its time deposits in order to fulfil the collateral requirements for some lease and airport contracts.
Listed corporate bonds, have interest rates ranging between 1.00% and 5.70% (2022: between 0.40% and 5.25%).
The information about the expected credit loss over these financial assets is disclosed in note 28.3
Investments at fair value through profit or loss (“FVPL”) include investments in listed equity shares of an investment fund. Fair values of these equity shares are determined by reference to published price quotations in an active market. During 2023, the Company recognized a net unrealized profit on instruments at FVPL of $6.3 million (2022: $4.2 million net loss) recorded under “Other net non-operating income (expense)” in the accompanying consolidated statement of profit or loss.
For information about the methods and assumptions used in determining fair value see 28.6.
10. Accounts receivable

	2023	2022
Credit cards	$86,673	$75,274
Clearing house	27,873	32,278
Airlines	3,904	2,180
Cargo and courier	9,204	9,023
Agencies	2,628	4,090
Government	8,799	6,446
Account receivables from related parties	2,527	2,168
Other	20,936	13,814
	162,544	145,273
Allowance for expected credit losses	(3,297)	(7,690)
	$159,247	$137,583

F-35	(Continued)

COPA HOLDINGS, S. A. AND SUBSIDIARIES
Notes to the consolidated financial statements
Trade receivables are non-interest bearing and have maturities between 30 to 90 days.
See detail of trade receivables from related parties in note 23.
The category “Other” mainly includes receivables from miles’ partners and employees accounts.
The change in the allowance for expected credit losses in respect of accounts receivable during the year was as follows.

	2023	2022	2021
Balance at beginning of years	$(7,690)	$(7,565)	$(6,483)
Additions /(Reversal)	(496)	(765)	(1,421)
Write-off	4,889	640	339
Balance at end of year	$(3,297)	$(7,690)	$(7,565)
The information about the credit exposures is disclosed in note 28.3.
11. Expendable parts and supplies
Expendable parts and supplies are mainly related to maintenance and repair of flight equipment, and are carried at the lower of the average acquisition cost or replacement cost.

	2023	2022
Material for repair and maintenance	$111,938	$88,276
Other inventories	4,768	5,158
	116,706	93,434
Allowance for obsolescence	(102)	(102)
	$116,604	$93,332
Expendable parts and supplies recognized when used as an expense in the accompanying consolidated statement of profit or loss under “Maintenance, materials and repairs” amount to $34.7 million, (2022: $25.4 million and, 2021: $22.0 million).
12. Prepaid expenses

	2023	2022
Prepaid taxes	$20,521	$25,385
Prepaid commissions	3,489	3,936
Prepaid insurance	416	446
Prepaid to supplier	29,842	30,325
	$54,268	$60,092
Current	44,635	52,322
Non-current	9,633	7,770
	$54,268	$60,092
The current portion of prepaid taxes amounts to $10.9 million and mainly includes tax advance of VAT, and withholdings taxes (2022: $9.2 million). The non-current portion of prepaid expenses mainly include tax credits for $9.6 million (2022: $7.7 million).
Prepaid to supplier mainly includes operating expenses related to aircraft rent, fuel and maintenance services.

F-36	(Continued)

COPA HOLDINGS, S. A. AND SUBSIDIARIES
Notes to the consolidated financial statements
13. Property and equipment

	Land	Flight equipment	Purchase deposits for flight equipment	Ramp and miscellaneous	Furniture, fixtures, equipment and other	Leasehold improvements	Construction in progress	Total
Cost -
Balance at January 1, 2021	$6,301	$2,538,774	$407,814	$56,613	$32,796	$67,459	$6,165	$3,115,922
Transfer of pre-delivery payments	—	284,170	(284,170)	—	—	—	—	—
Additions	—	75,080	347,010	525	1,114	290	11,296	435,315
Disposals	—	(36,351)	—	(3,576)	(140)	(3,139)	—	(43,206)
Reclassifications	—	1,028	5,600	—	135	657	(1,877)	5,543
Reclassifications from assets held for sale	—	62,875	—	—	—	—	—	62,875
Balance at December 31, 2021	$6,301	$2,925,576	$476,254	$53,562	$33,905	$65,267	$15,584	$3,576,449
Transfer of pre-delivery payments	—	50,977	(50,977)	—	—	—	—	—
Additions	—	228,908	383,176	2,903	3,318	3,291	882	622,478
Disposals	—	(46,121)	—	(1,395)	(4,265)	(164)	(29)	(51,974)
Reclassifications	—	8,179	(76,200)	—	—	5,873	(14,052)	(76,200)
Balance at December 31, 2022	$6,301	$3,167,519	$732,253	$55,070	$32,958	$74,267	$2,385	$4,070,753
Transfer of pre-delivery payments	—	211,703	(211,703)	—	—	—	—	—
Additions	—	373,983	205,030	3,993	3,760	1,991	9,302	598,059
Disposals	—	(56,979)	—	(427)	(1,476)	(897)	—	(59,779)
Reclassifications	—	(549)	(25,400)	—	—	617	(68)	(25,400)
Balance at December 31, 2023	$6,301	$3,695,677	$700,180	$58,636	$35,242	$75,978	$11,619	$4,583,633
Accumulated depreciation and impairment -
Balance at January 1, 2021	$—	$(849,487)	$—	$(46,702)	$(30,461)	$(41,782)	$(4)	$(968,436)
Depreciation for the year	—	(127,432)	—	(2,576)	(1,639)	(4,696)	—	(136,343)
Disposals	—	34,893	—	3,501	137	2,503	—	41,034
Balance at December 31, 2021	$—	$(942,026)	$—	$(45,777)	$(31,963)	$(43,975)	$(4)	$(1,063,745)
Depreciation for the year	—	(163,674)	—	(2,392)	(1,354)	(4,490)	—	(171,910)
Disposals	—	42,631	—	1,366	4,265	164	—	48,426
Balance at December 31, 2022	$—	$(1,063,069)	$—	$(46,803)	$(29,052)	$(48,301)	$(4)	$(1,187,229)
Depreciation for the year	—	(200,851)	—	(2,546)	(2,190)	(4,320)	—	(209,907)
Disposals	—	49,382	—	398	1,470	885	—	52,135
Balance at December 31, 2023	$—	$(1,214,538)	$—	$(48,951)	$(29,772)	$(51,736)	$(4)	$(1,345,001)
Carrying amounts -
At December 31, 2021	$6,301	$1,983,550	$476,254	$7,785	$1,942	$21,292	$15,580	$2,512,704
At December 31, 2022	$6,301	$2,104,450	$732,253	$8,267	$3,906	$25,966	$2,381	$2,883,524
At December 31, 2023	$6,301	$2,481,139	$700,180	$9,685	$5,470	$24,242	$11,615	$3,238,632
Flight equipment
Flight equipment includes aircraft, engines, aircraft components, and major maintenance of own and leased aircraft.
During 2023, the Company capitalized 8 Boeing 737 MAX aircraft. The Company acquired these aircraft with financing through a Japanese Operating Leases with Call Options (“JOLCOs”) which are a form financing obtained from Japanese lenders. Under IFRS, these transactions are considered a purchase and are accounted for as an element of Property and equipment. These arrangements establish semi-annually payments of obligations and have a term of 12 years.
During 2022, the Company capitalized 3 Boeing 737 MAX aircraft. The Company acquired these aircraft through financing from the Export-Import Bank of the United States (the “EXIM Bank”). These arrangements establish quarterly payments of obligations, and have a term of 12 years.

F-37	(Continued)

COPA HOLDINGS, S. A. AND SUBSIDIARIES
Notes to the consolidated financial statements
In March 2022, the newly converted freighter aircraft, the Boeing 737-800 BCF (Boeing Converted Freighter) with a capacity of 21.70 tons per flight, began operations. The conversion is depreciated over the lesser of 10.0 years or remaining useful life of the aircraft.
Aircraft with a carrying value of $1.5 billion (includes new acquired aircraft) are pledged as collateral for the obligation of the special purpose entities as of December 31, 2023 (2022: $1.5 billion).
On 26 September 2022, one of the Company’s Boeing 737-800 aircraft came off the runway while landing at Tocumen International Airport in Panama. During 2023, the Company completed the repair of the aircraft and its engines under the Company’s insurance policy. As of December 31, 2023, the Company has recognized an asset from reimbursement within other current assets in the consolidated statement of financial position of $11.5 million. (see note 17).
No impairment indicators were identified in 2023 and 2022 in the property and equipment.
Purchase deposits for flight equipment
Purchase deposits for flight equipment correspond to the future purchase of MAX aircraft and engines (see note 27).
As of December 31, 2023, the additions for $200.2 million include $200.0 million of advance payments paid on aircraft purchase contracts made during 2023 (2022: the additions for $383.2 million include $377.7 million of advance payments paid on aircraft purchase contracts).
Other property and equipment
As of December 31, 2023 and 2022 construction in progress mainly includes remodeling projects for airport facilities and offices. As of December 31, 2021, construction in progress mainly includes the construction of the new VIP lounge in the Terminal 2 of Tocumen International Airport and other remodeling projects for airport facilities and offices.
During 2023, the Company capitalized under “Leasehold improvements” $0.6 million in other remodeling projects for airport facilities and offices.
During 2022, the Company capitalized under “Leasehold improvements” $5.2 million to the new VIP lounge in Terminal 2 of Tocumen International Airport and other remodeling projects for Terminal facilities and offices.
Reclassification from assets held for sale
Boeing 737-700 fleet
In August 2020, motivated by the decrease in demand as a consequence of Covid-19, the Board of Directors of the Company approved the plan to sell fourteen aircraft Boeing 737-700. As of December 31, 2020, this decision resulted in impairment losses of $191.2 million.
In 2021, the Company signed an agreement for the sale of three Boeing 737-700 and four spare engines. As of December 31, 2021, the Company completed the sale of the assets according to the sales plan, no significant additional gain or loss was recognized on the sale.
During 2022, due to an increase in demand in the region, the Board of Directors approved to keep the remaining eleven Boeing 737-700 for a period of three years. The Company reclassified these aircraft to property and equipment since the classification as assets held for sale was no longer met, and proceeded to measure the aircraft at its fair value less cost of disposal determined considering sales contracts.
This reclassification resulted in reversal of impairment losses of $5.4 million, which were included under “Impairment of non-financial assets” in the accompanying consolidated statement of profit or loss.
During 2022, the Company sold 2 Boeing 737-700 airframes, no significant additional gain or loss was recognized on the sale.
14. Leases
The Company as a lessee

F-38	(Continued)

COPA HOLDINGS, S. A. AND SUBSIDIARIES
Notes to the consolidated financial statements
The Company leases some aircraft under long-term lease agreements with an average duration of 13 years. Aircraft under operating leases may be renewed in accordance with management’s business plan.
Other leased assets include real estate, airport and terminal facilities, sales offices, maintenance facilities, and general offices. Most lease agreements include renewal options; a few have escalation clauses, but no purchase options.
Information about leases for which the Company is a lessee is presented below:
Right of use assets

	Aircraft	Real estate	Total
Balance at January 1, 2021	$192,361	$21,918	$214,279
Additions	29,157	1,085	30,242
Depreciation expense	(73,687)	(4,506)	(78,193)
Balance at December 31, 2021	$147,831	$18,497	$166,328
Additions	132,122	10,069	142,191
Depreciation expense	(69,167)	(4,972)	(74,139)
Balance at December 31, 2022	$210,786	$23,594	$234,380
Additions	120,747	1,960	122,707
Depreciation expense	(70,622)	(5,319)	(75,941)
Balance at December 31, 2023	$260,911	$20,235	$281,146
Additions to the right-of-use assets include new leases, contract extensions, changes in discount rate and changes in rental payments.
During 2023, the Company entered into lease transactions with third parties, for 1 new Boeing 737 MAX 9 aircraft for approximately 8 years (2022: 3 new Boeing 737 MAX 9).
Lease liabilities

	2023	2022
Current portion of lease liability
Aircraft	$62,234	$74,906
Real estate	6,070	5,178
	$68,304	$80,084
Long-term lease liability
Aircraft	$196,873	$135,609
Real estate	18,480	22,680
	$215,353	$158,289
	$283,657	$238,373
For leases under IFRS 16 the Company recognizes a provision to estimate the costs for work required to be performed just before the redelivery of the aircraft to the lessors and which does not depend on the aircraft utilization. This provision is booked as a dismantling provision cost under “long term liabilities” in the consolidated statement of financial position. As of December 31, 2023 the total liability related to leases including the provision of dismantling amounts to $310.8 million (2022: $266.4 million).
The Company had total cash outflows for leases of $92.2 million the year ended as December 31, 2023 (2022: $85.6 million ).
As of December 31, 2023 the average incremental borrowing rate of leased aircraft is 4.6% (2022: 3.6%).
The maturity analysis of lease liabilities is disclosed in note 28.5.

F-39	(Continued)

COPA HOLDINGS, S. A. AND SUBSIDIARIES
Notes to the consolidated financial statements
Amounts recognized in the consolidated statement of profit or loss related to leases:

	2023	2022	2021
Depreciation and amortization
Depreciation expense of right of use assets	$75,941	$74,139	$78,193

Other operating and administrative expenses
Short-term leases	$12,310	$9,530	$440
Leases of low-value assets	425	377	279
Variable lease payments not include in the measurement of lease liabilities	2,895	3,222	1,352
Variable lease payments by rental concessions received	—	—	(1,295)
	$15,630	$13,129	$776
Finance cost
Interest expense on lease liability	$12,173	$6,626	$6,806
Unwinding of discount and changes in the discount rate	1,106	819	762
	$13,279	$7,445	$7,568
	$104,850	$94,713	$86,537
Some property leases contain variable payment terms that are linked to the number of passengers or employees using the areas. Additionally, some aircraft leases contain variable payment terms that depend on the aircraft’s flight hours.
The unwinding of discount and changes in the discount rate over leased aircraft correspond to the interest expenses of the discounted dismantling provision.
As of December 31, 2023 and 2022, the Company did not receive concessions as a direct consequence of the Covid-19 pandemic. As of December 31, 2021, the Company received rent concessions occurred as a direct consequence of the Covid-19 pandemic only for its real estate leases, and applied the practical expedient, accounting the concession in the form of forgiveness or deferral of lease payments, as a negative variable lease payment to the concessions.
The Company as a lessor
From June 2015 to August 2022, the Company leased two aircraft Boeing 737-700, as part of the strategy of fleet management, in order to optimize the use of aircraft in relation to the routes scheduled for those years. Both leases expired during 2022 and both aircraft airframes were sold to third parties.
Total lease income amounts to $1.7 million for the period ended December 31, 2022 (2021: $3.0 million), and is included under “Other operating revenue” in the accompanying consolidated statement of profit or loss.

15. Net defined benefit assets (liability)

F-40	(Continued)

COPA HOLDINGS, S. A. AND SUBSIDIARIES
Notes to the consolidated financial statements

	2023	2022
Fair value of plan assets	$37,159	$31,197
Defined benefit obligation	(31,440)	(30,332)
Other employee benefits	(373)	(361)
	$(31,813)	$(30,693)
Net defined benefit asset	$5,346	$504
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
The following table summarizes the components of net benefit expense included under “Wages, salaries, benefits and other employees’ expenses” in the accompanying consolidated statement of profit or loss:

Year ended December 31,2023	Defined benefit obligation	Fair value of assets	Defined benefit assets (liability)
Current service cost	$2,725	$—	$2,725
Interest cost on net benefit obligation	1,715	(1,641)	74
Past service cost	13	—	13
Net periodic benefit cost (income)	$4,453	$(1,641)	$2,812

Year ended December 31,2022	Defined benefit obligation	Fair value of assets	Defined benefit assets (liability)
Current service cost	2,860	$—	$2,860
Interest cost on net benefit obligation	972	(722)	250
Past service cost	16	—	16
Net periodic benefit cost (income)	$3,848	$(722)	$3,126

Year ended December 31,2021	Defined benefit obligation	Fair value of assets	Defined benefit assets (liability)
Current service cost	3,272	—	3,272
Interest cost on net benefit obligation	721	(472)	249
Past service cost	191	—	191
Net periodic benefit cost (income)	$4,184	$(472)	$3,712

F-41	(Continued)

COPA HOLDINGS, S. A. AND SUBSIDIARIES
Notes to the consolidated financial statements
The following table shows reconciliation from the opening balance to the closing balances for net employee defined benefit liabilities and its components:

	Defined benefit obligation	Fair value of assets	Other employee benefits liability	Net defined benefit assets (liability)
At January 1, 2021	$(39,466)	$25,783	$(649)	$(14,332)
Current service cost	(3,272)	—	—	(3,272)
Interest (cost) income	(721)	472	—	(249)
Past service cost	(191)	—	—	(191)
Curtailment / Settlement	—	—	—	—
Return on plan assets	—	416	—	416
Experience gain (loss)	602	—	—	602
Actuarial changes arising from changes in financial assumptions	4,411	—	—	4,411
Employer contributions	—	2,565	—	2,565
Benefits paid	1,622	(1,102)	—	520
Adjustments	2,422	—	—	2,422
Others	—	(721)	159	(562)
As of December 31, 2021	$(34,593)	$27,413	$(490)	$(7,670)
Current service cost	(2,860)	—	—	(2,860)
Interest (cost) income	(972)	722	—	(250)
Past service cost	(16)	—	—	(16)
Return on plan assets	—	172		172
Experience gain (loss)	(3,959)	—	—	(3,959)
Actuarial changes arising from changes in financial assumptions	10,874	—	—	10,874
Employer contributions	—	3,911	—	3,911
Benefits paid	1,194	(869)	—	325
Others	—	(152)	129	(23)
As of December 31, 2022	$(30,332)	$31,197	$(361)	$504
Current service cost	(2,725)	—	—	(2,725)
Interest (cost) income	(1,715)	1,641	—	(74)
Past service cost	(13)	—	—	(13)
Return on plan assets	—	(251)		(251)
Experience gain (loss)	80	—	—	80
Actuarial changes arising from changes in financial assumptions	2,295	—	—	2,295
Employer contributions	—	4,572	—	4,572
Benefits paid	970	—	—	970
Others	—	—	(12)	(12)
As of December 31, 2023	$(31,440)	$37,159	$(373)	$5,346
As of December 31, 2023, and 2022, plan assets are comprised totally by fixed term deposits.
For the year ended December 31, 2023, actuarial gain of $2.1 million, (2022: actuarial gain of $7.2 million and 2021: actuarial loss of $5.4 million) were recognized in other comprehensive income.

F-42	(Continued)

COPA HOLDINGS, S. A. AND SUBSIDIARIES
Notes to the consolidated financial statements
During 2023 and 2022, the Company did not retire interest earned of the fund.
The following were the principal actuarial assumptions at the reporting date:

	2023	2022	2021
Economic assumptions -
Discount rate	6.7%	5.9%	2.9%
Compensation - salary increase	4.0%	4.0%	4.0%
Demographic assumptions -
Mortality	Panama expirence
Termination	2003 SoA pension plan
Retirement
Males		62 years
Females		57 years
Reasonably possible changes at the reporting date to one of the relevant actuarial assumptions, holding other assumptions constant, would have affected the defined benefit obligation by the amount shown below:

	December, 31 2023		December, 31 2022		December, 31 2021
	Increase	Decrease	Increase	Decrease	Increase	Decrease
Discount rate (0.5% movement)	$1,296	$(1,400)	$1,338	$(1,451)	$1,876	$(2,056)
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
The following payments are expected contributions to the defined benefit plan in future years:

	2023	2022
Up to one year	$3,313	$2,532
One to five years	11,873	10,989
Over five years	18,878	16,847
Total expected payments	$34,064	$30,368
The average duration of the defined benefit plan obligation at the end of the reporting period is 8.3 years.

F-43	(Continued)

COPA HOLDINGS, S. A. AND SUBSIDIARIES
Notes to the consolidated financial statements
16. Intangibles

		Other intangibles assets
	Goodwill	License and software rights	Intangible in process	Total
Cost -
Balance at January 1, 2021	$20,380	$156,008	$16,000	$192,388
Additions	—	1,694	9,897	11,591
Reclassifications	—	14,495	(14,495)	—
Balance at December 31, 2021	$20,380	$172,197	$11,402	$203,979
Additions	—	2,899	15,562	18,461
Disposals	—	(29,214)	—	(29,214)
Reclassifications	—	9,594	(9,594)	—
Balance at December 31, 2022	$20,380	$155,476	$17,370	$193,226
Additions	—	6,059	23,638	29,697
Disposals	—	—	—	—
Reclassifications	—	13,530	(13,530)	—
Balance at December 31, 2023	$20,380	$175,065	$27,478	$222,923
Accumulated amortization and impairment—
Balance at January 1, 2021	$—	$(95,800)	$(1,020)	$(96,820)
Amortization for the year	—	(25,410)	—	(25,410)
Balance at December 31, 2021	$—	$(121,210)	$(1,020)	$(122,230)
Amortization for the year	—	(21,655)	—	(21,655)
Disposals	—	29,214	—	29,214
Balance at December 31, 2022	$—	$(113,651)	$(1,020)	$(114,671)
Amortization for the year	—	(20,266)	—	(20,266)
Disposals	—	—	—	—
Balance at December 31, 2023	$—	$(133,917)	$(1,020)	$(134,937)
Carrying amounts -
At December 31, 2021	$20,380	$50,987	$10,382	$81,749
At December 31, 2022	$20,380	$41,825	$16,350	$78,555
At December 31, 2023	$20,380	$41,148	$26,458	$87,986
Goodwill
For impairment testing, goodwill acquired through business combinations is allocated to the air transportation CGU which is also the operating and reportable segment of the Company. Goodwill is tested for impairment annually at August, 31 and when circumstances indicate that the carrying value may be impaired.
The recoverable amount of the CGU of $6.2 billion (2022: $5.1 billion) has been determined based on a value in use calculation using cash flow projections from financial budgets approved by senior management covering a five-year period. The pre-tax discount rate applied to cash flow projections is 15.8% (2022: 13.8%) and the cash flows beyond the five-year period are extrapolated using a 3.0% (2022: 3.0%) growth rate. It was concluded that no impairment charge is necessary since the estimated recoverable amount of the CGU exceed its carrying value.
The calculations of value in use of the CGU are sensitive to the following main assumptions:
•Revenue – the Company calculated the projected passenger revenue based on the current beliefs, expectations, and projections about future events and financial trends affecting its business.

F-44	(Continued)

COPA HOLDINGS, S. A. AND SUBSIDIARIES
Notes to the consolidated financial statements
•Cash flows – determination of the terminal value is based on the present value of the Company’s cash flows in perpetuity. When estimating the cash flows for use in the residual value calculation, it is essential to clearly define the normalized cash flows level, the appropriate discount rate for the degree of risk inherent in that return stream, and a constant future growth rate for the related cash flows. To estimate the value, the Gordon Growth Model was used.
•Discount rates – The selected pre-tax rate of 15.8% represents the current market assessment of the risks specific to the CGU, taking into consideration the time value of money and individual risks of the underlying assets that have not been incorporated in the cash flow estimates. The discount rate calculation is based on the specific circumstances of the Company and its operating segment and is derived from its pre-tax weighted average cost of capital (WACC). The WACC takes into account both debt and equity. The cost of equity is derived from the expected return on investment by the Company’s investors. The cost of debt is based on the interest-bearing borrowings the Company is obliged to service. Segment-specific risk is incorporated by applying individual beta factors. The beta factors are evaluated annually based on publicly available market data.
A rise in the discount rate to 26.4% (i.e., +10.6%) would result in an impairment.
Other intangible assets
Intangible assets in process
Intangible assets in process as of December 31, 2023 and 2022 mainly comprise the development of sales, revenues and operational systems and improvements.
During 2023, the Company capitalized $13.5 million (2022: $9.6 million) on sales and revenue systems.
17. Other assets

	2023	2022
Current -
Interest receivable	$18,037	$10,554
Other	14,190	6,489
	32,227	17,043
Non-current -
Guarantee deposits	4,605	5,493
Deposits for litigation	9,231	8,300
Other	3,212	3,212
	17,048	17,005
	$49,275	$34,048
Guarantee deposits are mainly amounts paid to suppliers, as required at the inception of the agreements.
Deposit for litigation is cash deposited into the escrow account until the related dispute is settled (see note 21).

F-45	(Continued)

COPA HOLDINGS, S. A. AND SUBSIDIARIES
Notes to the consolidated financial statements
18. Loans and borrowings

	2023
	Due through	Effective rates ranged	Carrying Amount
Long term fixed rate debt	2034	1.73% to 3.99%	1,039,821
Long term variable rate debt	2033	6.53% to 6.86%	422,870
			1,462,691
Current maturities			(222,430)
Loans and borrowings long-term			$1,240,261

	2022
	Due through	Effective rates ranged	Carrying Amount
Long-term fixed rate debt	2034	1.73% to 3.95%	983,138
Long-term variable rate debt	2029	4.97% to 6.35%	191,132
Senior convertible notes	2025	14.68%	270,033
			1,444,303
Current maturities			(142,484)
Loans and borrowings long-term			$1,301,819
Maturities of the loans and borrowings for the next five years are as follows:

2024	222,430
2025	227,628
2026	120,522
2027	128,653
2028	211,853
Thereafter	551,605
$1,462,691
Senior convertible notes
In April 2020, the Company issued Senior Convertible Notes (“notes”) in the total principal amount of $350.0 million maturing on April 15, 2025, in a private offering to qualified institutional buyers pursuant to Rule 144A under the Securities Act of 1933, as amended (the “Securities Act”).
The notes were senior, unsecured obligations of the Company and were accrued interest at a rate of 4.50% per annum, payable semi-annually in arrears on April 15 and October 15 of each year.
Noteholders had the right to convert their notes only upon the occurrence of certain events. From and after October 15, 2024, noteholders could convert their notes at any time at their election until the close of business on the second scheduled trading day immediately before the maturity date. The Company would have settled conversions by paying or delivering, as applicable, cash, shares of their Class A common stock or a combination of cash and shares of their Class A common stock, at the Company’s election. The initial conversion rate was 19.3564 shares per $1,000 principal amount of notes, which represents an initial conversion price of approximately $51.66 per share of Class A common stock subject to adjustment upon the occurrence of certain events.

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
The notes were redeemable, in whole or in part, for cash at the Company’s option at any time, and from time to time, on or after April 17, 2023 and on or before the 40 days scheduled trading day immediately before the maturity date, but only if the last reported sale price per share of the Company’s Class A common stock exceeds 130% of the conversion price for a specified period of time.
On July 14, 2023, the Company exercised its option, an announced it would redeem all of its outstanding Notes due 2025 on September 18, 2023 at a redemption price equal to 100% of the principal amount of the Notes redeemed plus accrued and unpaid interest up to, but excluding, the redemption date. The Notes could be converted at any time before 5:00 p.m., New York City time, on September 15, 2023, which was the business day immediately before the redemption date, in accordance with and subject to the terms of the Indenture governing the notes, dated as of April 30, 2020.
The Company, determined that the Notes surrendered for conversion would be settled in cash up to the principal amount of the Notes surrendered for conversion and shares of Company’s common stock for the remainder of the conversion obligation, in excess of the principal amount in accordance with the terms of the Indenture.
The sending of the notice of redemption was a make-whole fundamental change under the Indenture, and therefore the conversion rate was increased for all conversions of Notes to 20.1603 shares of Company’s common stock per $1,000.0 principal amount of Notes.
Since the Company’s initial announcement of the redemption on July 14, 2023, holders of $349.0 million aggregate principal amount of Note converted their notes in accordance with the terms of the Notes. Outstanding Notes in the aggregate principal amount of $1.0 million that had not been converted by holders thereof were redeemed at a price equal to 100% of the principal amount of each Note called for redemption, payable in cash, plus accrued and unpaid interest on such Note to, but excluding, September 18, 2023 for such Note. The Notes that were converted were settled for $349.0 million in cash, plus approximately 3.7 million shares, reissued from the Company’s treasury shares (see on note 24).
The exercise of the call option, resulted in a remeasured of the amortized cost of the liability component to reflect the new settlement date by recomputing the effective interest rate of the instrument. The Company recognized $87.9 million for this remeasure under “finance cost” in the consolidated statement of profit or loss. The component corresponding to the conversion feature of the notes was recorded as an embedded derivative under “Derivative financial instruments” in the consolidated statement of financial position. The fair value of the embedded derivative at initial recognition on April 30, 2020 was $138.4 million
The impact of the embedded derivative on the consolidated statement of financial position and consolidated statement of profit or loss is, as follows:

	Statement of financial position		Statement of profit or loss
	2023	2022	2023	2022	2021
Derivative financial instrument	$—	$251,150	$(98,347)	$17,189	$(22,778)

F-47	(Continued)

COPA HOLDINGS, S. A. AND SUBSIDIARIES
Notes to the consolidated financial statements
The impact in the consolidated statement of profit or loss, for the change in the fair value of the embedded derivative is recognized as “Net change in fair value of derivatives” in the consolidated statement of profit or loss(see note 28.6).
Long term debt and loan payable
As of December 31, 2023, long-term fixed rate debt included $623.2 million (2022: $516.5 million) and long-term variable debt included $422.9 million corresponding to aircraft acquisitions using JOLCO arrangements (2022: $157.8 million).
As of December 31, 2023 the Company had $416.6 million (2022: $466.6 million) on long-term fixed rate debt of outstanding indebtedness that is owed to financial institutions under financing arrangements guaranteed by the Export-Import Bank of the United States. The Export-Import Bank guarantees support 80%—85% of the net purchase price of the aircraft and are secured with a first priority mortgage on the aircraft in favor of a security trustee on behalf of Export-Import Bank.
The Company’s Export-Import Bank supported financings are amortized on a quarterly basis and, are denominated in U.S. dollars.
The detail of finance cost and income is as follows:

	2023	2022	2021
Finance income -
Interest income on short-term bank deposits	$1,541	$954	$211
Interest income on investment	48,667	17,076	10,638
	$50,208	$18,030	$10,849
Finance cost -
Interests expense on bank loans	$(41,917)	$(30,502)	$(26,817)
Interests expense on senior convertible notes	(87,862)	(42,403)	(38,301)
Interest on factoring	(3,315)	(5,393)	(1,365)
Interest expense on lease liabilities	(13,279)	(7,445)	(7,568)
Unwinding of discount and changes in the discount rate	(11,843)	(1,888)	(2,183)
	$(158,216)	$(87,631)	$(76,234)
Changes in liabilities arising from financing activities:

	2022	Cash flows	Non-cash movements
			Foreign exchange movement	Leases	Other	2023
Loans and borrowings	$1,444,303	$(73,945)	$—	$—	$92,333	$1,462,691
Lease liability	238,373	(79,999)	448	124,835	—	283,657
Total liabilities used in financing activities	$1,682,676	$(153,944)	$448	$124,835	$92,333	$1,746,348

			Non-cash movements
	2021	Cash flows	Foreign exchange movement	Leases	Other	2022
Loans and borrowings	$1,425,633	$(27,038)	$—	$—	$45,708	$1,444,303
Lease liability	178,651	(79,017)	(275)	139,014	—	238,373
Total liabilities used in financing activities	$1,604,284	$(106,055)	$(275)	$139,014	$45,708	$1,682,676
The column “Leases” includes the non-cash additions to ROU and lease liabilities.

F-48	(Continued)

COPA HOLDINGS, S. A. AND SUBSIDIARIES
Notes to the consolidated financial statements
For the year ended December 31, 2023 and 2022 the column “Other” includes the effect of accrued but not yet paid interest on loans and borrowings.
The Company classifies interest paid as cash flows from operating activities.
19. Trade, other payable and financial liabilities

	2023	2022
Accounts payable	$182,303	$166,660
Accounts payable to related parties	1,228	1,004
	183,531	167,664
Others	1,403	1,175
	$184,934	$168,839
See details of the account due to related parties in note 23.
20. Accrued expenses payable

	2023	2022
Accruals and estimations	$4,231	$4,167
Labor related provisions	53,510	34,423
Liability for social security contributions	7,018	6,323
Other	181	—
	$64,940	$44,913
As of December 31, 2023 and 2022, accruals and estimations include the estimated balance of the current portion of the long-term provisions (see note 21).
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
21. Other long – Term liabilities

	Provision for litigations	Provision for return condition	Dismantling provision	Other long-term liabilities	Total
Balance at January 1, 2022	$9,907	$174,269	$28,056	$12,553	$224,785
Increases	561	18,741	715	1,606	21,623
Used	(282)	—	—	(4,301)	(4,583)
Adjustment	—	(13,262)	(2,755)	—	(16,017)
Effect of movements in exchange rates	909	—	—	—	909
Unused amounts reversed	(961)	—	—	—	(961)
Unwinding of discount and changes in the discount rate	—	11,843	1,106	—	12,949
Balance at December 31, 2023	$10,134	$191,591	$27,122	$9,858	$238,705
Current	—	—	—	4,231	4,231
Non-current	10,134	191,591	27,122	5,627	234,474
	$10,134	$191,591	$27,122	$9,858	$238,705

F-49	(Continued)

COPA HOLDINGS, S. A. AND SUBSIDIARIES
Notes to the consolidated financial statements
Provision for litigation
Provisions for litigation in process and expected payments related to labor legal cases.
The Company is the plaintiff in an action in October 2003 against Empresa Brasileira de Infraestrutura Aeroportuária (“INFRAERO”), Brazil’s airport operator, in regards to the legality of the Additional Airport Tariffs (Adicional das Tarifas Aeroportuárias, or ATAERO), which is a 50% surcharge imposed on all airlines which fly to Brazil. Similar suits have been filed against INFRAERO by other major airline carriers. In this case, the court of first a second instance ruled in favor of INFRAERO. The Company has paid the amounts due into an escrow account and as of December 31, 2023, the aggregate amount in such account totaled $8.4 million (2022: $8.2 million).
During 2024, the Company could be required to release the escrowed fund to INFRAERO once the company receives the formal final notification from the judge and confirmation of the amount. The Company does not, however, expect the release of such amounts could have a material impact on its financial results since these amounts already had been expensed.
Provision for return condition
For operating leases, the Company is contractually obliged to return aircraft in an agreed-upon condition. The Company accrues for return conditions related to aircraft held under operating leases throughout the duration of the lease. The Company does not plan to return aircraft in 2024.
During 2023, the Company adjusted $13.3 million of its provision for return condition due to renewals of aircraft contracts.
Dismantling provision
For leases under IFRS 16 the Company recognizes a dismantling provision to estimate the costs for work required to be performed just before the redelivery of the aircraft to the lessors and which does not depend of the aircraft utilization.
Other long-term liabilities
Other long-term liabilities include principally the provision for maintenance which mainly include the accrual of formal agreements with third parties for operational maintenance events. The cost of these agreements is billed by power by the hour and charged to the consolidated statement of profit or loss. As of December 31, 2023, the provision for maintenance amounts to $6.5 million (2022: $9.2 million) and the Company has presented the estimated balance of the current portion of this provision as “Accrued expenses payable” in the consolidated statement of financial position (see note 20).
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
22. Income taxes

	2023	2022	2021
Current taxes expense -
Current period	$(76,630)	$(45,561)	$(8,892)
Adjustment for prior period	18	626	2,397
	$(76,612)	$(44,935)	$(6,495)
Deferred taxes expenses -
Origination and reversal of temporary differences	(20,393)	4,759	(3,991)
Total income tax	$(97,005)	$(40,176)	$(10,486)
As of December 31, 2023, the Panamanian subsidiaries calculated income tax in accordance with the traditional method.

F-50	(Continued)

COPA HOLDINGS, S. A. AND SUBSIDIARIES
Notes to the consolidated financial statements
In accordance with current tax regulations in Panama, income tax returns are subject to review by the tax authorities for up to the last three (3) years, including the ending period on December 31, 2023.
During the year 2023 and 2022, deferred tax expected to reverse in the next year, has been measured using the effective rate applying for Copa Airlines (25%) and AeroRepública (35%).
The balances of deferred taxes are as follows:

	Statement of financial position		Statement of profit or loss
	2023	2022	2023	2022	2021
Deferred tax liabilities
Maintenance deposits	$(5,972)	$(11,945)	$(5,973)	$(5,973)	$(5,973)
Prepaid dividend tax	(30,984)	(5,801)	25,183	3,798	2,003
Property and equipment	389	944	555	558	606
Right of use assets	(17,136)	—	17,136	—	—
Other	(1,385)	(1,738)	(353)	(141)	379
Set off tax	18,719	1,969	(16,750)	(453)	(423)
	$(36,369)	$(16,571)	$19,798	$(2,211)	$(3,408)
Deferred tax assets
Provision for return conditions	$11,521	$9,807	$(1,714)	$(1,243)	$4,101
Air traffic liability	2,089	2,686	597	(224)	24
Lease Liability	18,971	—	(18,971)	—	—
Other provisions	3,849	1,946	(1,903)	161	(1,485)
Tax loss	12,437	18,273	5,836	(1,695)	4,336
Set off tax	(18,719)	(1,969)	16,750	453	423
	$30,148	$30,743	$595	$(2,548)	$7,399
	$(6,221)	$14,172	$20,393	$(4,759)	$3,991
At December 31, 2023, the deferred tax assets include tax losses carried forward of $7.6 million in Copa Airlines and $4.8 million in AeroRepública (December 2022: $11.4 million and $6.9 million respectively). The Company has concluded that the deferred assets will be recoverable using the estimated future taxable income based on the approved business plans for the subsidiary. Tax losses in Panama can be used for 5 years from the year the loss is incurred. The Company started utilizing these losses in 2021 and plans to continue using them until 2025. The Company plans to use the tax losses of AeroRepública within the next year.
Reconciliation of the effective tax rate is as follows:

	Tax rate	2023	Tax rate	2022	Tax rate	2021
Net profit		$514,097		$348,054		$43,844
Total income tax expense		97,005		40,176		10,486
Profit excluding income tax		611,102		388,230		54,330
Income taxes at Panamanian statutory rates	25.0%	152,776	25.0%	97,057	25.0%	13,583
Stations - Taxable / Panama	(10.2%)	(62,113)	(16.8%)	(65,384)	15.4%	8,379
Stations - Taxable / Non Panama	(0.7%)	(4,414)	0.2%	945	10.3%	5,605
Stations - Non Taxable / Non Panama	(1.1%)	(6,483)	(2.3%)	(8,961)	(27.0%)	(14,684)
Dividend tax	2.8%	17,257	4.4%	17,145	—%	—
Over provided in prior periods	—%	(18)	(0.1%)	(626)	(4.4%)	(2,397)
Provision for income taxes	15.9%	$97,005	10.4%	$40,176	19.3%	$10,486

F-51	(Continued)

COPA HOLDINGS, S. A. AND SUBSIDIARIES
Notes to the consolidated financial statements
Global minimum tax
On 8 October 2021, 136 countries, including Panama, reached an agreement for a two-pillar approach to international tax reform. Amongst other things, Pillar One proposes a reallocation of a proportion of tax to market jurisdictions, while the Pillar Two Global anti-Base Erosion rules (“GloBE Rules”) propose four new taxing mechanisms under which multinational enterprises (“MNEs”) would pay a minimum level of tax (“Minimum Tax”): the Subject to Tax Rule is a tax treaty-based rule that generally proposes a Minimum Tax on certain cross-border intercompany transactions that otherwise are not subject to a minimum level of tax; the Income Inclusion Rule (“IIR”); the Under Taxed Payments Rule (“UTPR”); and the Qualified Domestic Minimum Top-up Tax (“QDMT”) generally propose a Minimum Tax of 15% on the income arising in each jurisdiction in which an MNE operates.
Under IAS 12 Income Tax, a new tax law is effective when it is enacted or substantively enacted in a particular jurisdiction. The Company as MNE is monitoring the regulatory developments in respect of (substantive) enactment of the GloBE Rules in all of the jurisdictions where its operates either through wholly- or partially owned subsidiaries and, permanent establishments.
On December 18, 2023, Pillar Two legislation was enacted in Ireland, the jurisdiction in which the Company has special purpose vehicles that have a beneficial interest in some of the aircraft of the Company's fleet. The income inclusion rule (IIR) and qualified domestic minimum top-up tax (QDMTT) provisions will apply for fiscal years beginning on or after 31 December 2023. The undertaxed profits rule (UTPR) will apply for fiscal years beginning on or after 31 December 2024 and will come into effect from 1 January 2024.
Since the Pillar Two legislation was not effective at the reporting date, the Company has no related current tax exposure. The Company applies the exception to recognizing and disclosing information about deferred tax assets and liabilities related to Pillar Two income taxes, as provided in this amendments.
At the date when the financial statements were authorized for issue, no other of the jurisdictions in which the Company operates had enacted or substantively enacted the tax legislation related to the top-up tax.
At December 31, 2023, the Company did not have sufficient information to determine the potential quantitative impact. The impact of changes in corporate tax rates on the measurement of tax assets and liabilities depends on the nature and timing of the legislative changes in each country.
23. Accounts and transactions with related parties

	2023	2022
Accounts receivable -
Banco General, S.A.	$2,408	$1,960
Panama Air Cargo Terminal	119	208
	$2,527	$2,168
Accounts payable -
Assa Compañía de Seguros, S.A.	496	765
Desarrollos Inmobiliarios del Este, S.A.	19	51
Panama Air Cargo Terminal	658	141
Galindo, Arias & López	24	28
Motta Internacional, S.A.	13	14
GBM International, Inc.	5	5
	$1,228	$1,004

F-52	(Continued)

COPA HOLDINGS, S. A. AND SUBSIDIARIES
Notes to the consolidated financial statements
Transactions with related parties for the year ended December 31 are as follows:

Related party	Transaction	Amount of transaction 2023	Amount of transaction 2022	Amount of transaction 2021
ASSA Compañía de Seguros, S.A.	Insurance	12,116	10,157	9,713
Desarrollo Inmobiliario del Este, S.A.	Property leasing	3,564	2,989	3,384
Profuturo Administradora de Fondos de Pensión y Cesantía	Payments	4,572	3,911	2,565
Panama Air Cargo Terminal	Handling	3,889	4,116	3,193
Motta International	Purchase	1,013	812	108
Galindo, Arias & López	Legal services	407	530	170
GBM International, Inc.	Technological support	51	50	102
Global Brands, S.A.	Purchase	83	60	31
Banco General, S.A.	Interest income,net	$(2,368)	$(829)	$(1,546)
Banco General, S.A.: some members of the Company’s Board of Directors are also board members of BG Financial Group, which is the controlling company of Banco General. Likewise, Banco General, S. A. owns ProFuturo Administradora de Fondos de Pensión y Cesantía S.A., which manages the Company’s reserves for pension purposes. As of December 31, 2023 the Company has interest receivable by $1.8 million (2022: $0.1 million) due to short and long term time deposits in this financial institution.
Also Banco General is a non air partner of the Copa’s loyalty program “ConnectMiles”. During, 2023 the Company sold miles to Banco General for $24.9 million (2022: $18.9 million, 2021: $13.8 million).
ASSA Compañía de Seguros, S. A.: An insurance company that provides substantially all of the Company’s insurance policies. While the Company’s controlling shareholders do not hold a controlling equity interest in ASSA Compañía de Seguros, S. A., various members of the Company’s Board of Directors are also board members of ASSA Compañía de Seguros, S. A.
Desarrollo Inmobiliario del Este, S. A.: The Company leases four floors consisting of approximately 105,981 square feet of the building from Desarrollo Inmobiliario, an entity controlled by the same group of investors that controls Corporación de Inversiones Aéreas, S. A. (“CIASA”). CIASA owns 100% of the class B shares of the Company. This contract is a lease under IFRS 16.
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
Galindo, Arias & López: Certain partners of Galindo, Arias & López (a law firm) are indirect shareholders of CIASA.
GBM International, Inc.: Provides systems integration and computer services, as well as technical services and enterprise management. A member of the Company’s Board of Directors is shareholder of GBM International, Inc.
Televisora Nacional, S.A.: This Panamanian television channel provides broadcasting services. A member of the Company’s Board of Directors is a shareholder of Televisora Nacional, S. A.

F-53	(Continued)

COPA HOLDINGS, S. A. AND SUBSIDIARIES
Notes to the consolidated financial statements
Compensation of key management personnel
Key management personnel compensation is as follows:

	2023	2022	2021
Short-term employee benefits	$4,975	$2,901	$2,748
Post-employment pension	96	56	53
Share-based payments	1,548	318	1,083
	$6,619	$3,275	$3,884
The Company has not set aside any additional funds for future payments to executive officers, other than one pursuant to a non-compete agreement for $3.0 million established in 2006 (see note 21).
24. Equity
Common stock
The authorized capital stock consists of 80 million shares of common stock without par value, divided into Class A shares, Class B shares, and Class C shares. As of December 31, 2023, the Company had 34,110,338 Class A shares issued (2022: 34,033,575) and 31,101,689 shares outstanding (2022: 28,477,704), 10,938,125 Class B shares issued and outstanding (2022: 10,938,125) and no Class C shares outstanding. Class A and Class B shares have the same economic rights and privileges, including the right to receive dividends.
•Class A shares
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
•Class B shares
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
•Class C shares
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
In February 2016, the Board of Directors of the Company approved to change the dividend policy to base the calculation of the payment of yearly dividends to shareholders in an amount of up to 40% of the prior year’s annual consolidated underlying net income, distributed in equal quarterly installments upon board ratification.
On April 26, 2020 the Board of Directors postponed dividend payments given the uncertainty related to the Covid-19 pandemic, during the years 2021 and 2022.
On March 22, 2023, the Board of Directors of the Company approved a 2023 dividend of $0.82 cents per share per quarter of 2023.
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
In November, 2014, the Board of Directors of the Company approved a $250.0 million share repurchase program. Subsequently, during the second quarter of 2022, the Board approved the expansion of the current shares repurchase program by $200.0 million.
In October 2023, the Company completed its previously disclosed Share Repurchase Program and on November 15, 2023, the board of directors of the Company approved a new $200.0 million Share Repurchase Program.
Purchases will be made from time to time, subject to market and economic conditions, applicable legal requirements, and other relevant factors.
On September 18, 2023, the Company settled the notes issued in April 2020. The Notes that were converted were settled for $349.0 million in cash, plus approximately 3.7 million shares, reissued from the Company’s treasury shares (see Note 18).
The movement of the treasury shares is as follow:

	Shares	Cash paid
At January 1, 2022	2,869,517	$(176,902)
Acquisition of treasury shares	2,571,917	(167,639)
At December 31, 2022	5,441,434	(344,541)
Acquisition of treasury shares	1,141,316	(105,932)
Share settlement convertible notes	(3,694,845)	246,343
At December 31, 2023	2,887,905	$(204,130)

F-55	(Continued)

COPA HOLDINGS, S. A. AND SUBSIDIARIES
Notes to the consolidated financial statements
A summary of the total shares repurchased by the Company through December 31, 2023 is as follows:

	Shares	Cash paid
2014	182,592	$(18,506)
2015	2,127,900	(117,882)
2021	559,025	(40,514)
2022	2,571,917	(167,639)
2023	1,141,316	(105,932)
	6,582,750	$(450,473)
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
The total compensation cost recognized for non-vested stock awards amounts to $4.4 million, $5.2 million, and $7.1 million in 2023, 2022, and 2021, respectively, and was recorded as a component of “Wages, salaries, benefits and other employees’ expenses” within operating expenses.
A summary of the terms and conditions, properly approved by the Compensation Committee of our Board of Directors, relating to the grants of the non-vested stock award under share-based payments plans is as follows:

Grant date	Number of instruments	Vesting conditions	Contractual life
February, 2018	1,316	15% first three anniversaries 25% fourth 30% fifth anniversary	5 years
February, 2019	15,951	1% first month 33% first three anniversaries	3 years
June, 2019	9,256	33% first three anniversaries	3 years
June, 2019	977	33% first three anniversaries	3 years
August, 2019	1,039	33% first three anniversaries	3 years
February, 2020	24,650	1% first month 33% first three anniversaries	3 years
February, 2021	32,852	20% first five anniversaries	5 years
February, 2021	103,802	33% first three anniversaries	3 years
April, 2021	1,145	33% first three anniversaries	3 years
February, 2022	13,943	33% first three anniversaries	3 years
June, 2022	20,368	33% first three anniversaries	3 years
June, 2022	994	33% first three anniversaries	3 years
February, 2023	30,567	33% first three anniversaries	3 years
June, 2023	10,809	33% first three anniversaries	3 years
September, 2023	634	33% first three anniversaries	3 years

F-56	(Continued)

COPA HOLDINGS, S. A. AND SUBSIDIARIES
Notes to the consolidated financial statements
Non-vested stock awards were measured at their fair value on the grant date. For the 2023 grants, the fair value of these non-vested stock awards amounts to $91.69 per share (2022: $71.59).
A summary of the non-vested stock award activity under the plan as of December 31, 2023, 2022 and 2021 with changes during these years is as follows (in number of shares):

	2023	2022	2021
Non-vested as of January 1	138,243	157,823	153,921
Granted	42,010	35,305	137,799
Vested	(59,066)	(54,501)	(132,880)
Forfeited	(443)	(384)	(1,017)
Non-vested as of December 31	120,744	138,243	157,823
The Company uses the accelerated attribution method to recognize the compensation cost for awards with graded vesting periods. The Company estimates that the remaining compensation cost, not yet recognized for the non-vested stock awards, amounts to $3.1 million (2022: $3.7 million), with a weighted average remaining contractual life of 2.0 years years (2022: 2.2 years). Additionally, the Company estimates that the 2024 compensation cost related to these plans amounts to $2.2 million.
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

F-57	(Continued)

COPA HOLDINGS, S. A. AND SUBSIDIARIES
Notes to the consolidated financial statements
The computation of the income and share data used in the basic and diluted earnings per share is as follows:

	2023	2022	2021
Basic earnings per share—
Net profit	$514,097	$348,054	$43,844
Weighted-average shares outstanding	40,105	40,445	42,439
Non-vested dividend participating awards	123	136	162
	40,228	40,581	42,601
	12.78	8.58	1.03
Diluted earnings per share—
Net profit	$514,097	$348,054	$43,844
Interest on convertible senior notes	—	42,403	—
Net change in fair value of derivatives	—	(17,189)	—
Net profit income adjusted for the effect of dilution	514,097	373,268	43,844
Weighted-average shares outstanding	40,228	40,581	42,601
Convertible shares	—	6,775	—
	40,228	47,356	42,601
	12.78	7.88	1.03
As of December 31, 2023, the Company doesn’t have any outstanding transaction involving potential ordinary shares. On September 18, 2023, the Company settled the notes issued in April 2020 (see Note 18).
At December 31, 2021, 6.7 million of shares of potential ordinary shares related to the convertible notes issued on 2020 and its related expenses, were excluded from the calculation of diluted earnings per share, because their effect was antidilutive.
27. Commitments and contingencies
Purchase contracts
As of December 31, 2023, the Company had one purchase contract with Boeing entailing 57 firm orders of Boeing 737 MAX aircraft, agreed to be delivered between 2024 and 2028. Also, the Company has agreed to purchase and take delivery between 2024 and 2028,of — LEAP-1B spare Engines from CFM International.
The aircraft and engines contractual obligations net of discounts and pre-delivery payments, including estimated amounts for contractual price escalation, are as follows:

Year ending December 31,
2024	469,096
2025	762,389
2026	583,561
2027	539,680
2028	420,981
$2,775,707
As of December 31, 2023, the Company has paid $689.1 million (2022: $720.5 million) in predelivery deposits related to the purchase contract with Boeing for the 737 MAX aircraft.

F-58	(Continued)

COPA HOLDINGS, S. A. AND SUBSIDIARIES
Notes to the consolidated financial statements
Labor unions
Approximately 64.2% of the Company’s 7,625 employees are unionized. There are currently nine (9) union organizations, five (5) covering employees in Panama, and four (4) covering employees in Colombia. The Company traditionally had good relations with its employees and with all the unions and expects to continue to enjoy good relations with its employees and the unions in the future.
The five (5) unions covering employees in Panama include the pilots’ union (UNPAC); the flight attendants’ union (SIPANAB); the mechanics’ union (SITECMAP), the industry union (SIELAS), which represents ground personnel, messengers, drivers, passenger service agents, counter agents, and other non-executive administrative staff, and other industry union named UGETRACAS which represents ground personnel and flight attendants.
Copa Airlines entered into collective bargaining agreements with the flight attendants’ union in March 2023, the pilot’s union in February 2023, the mechanics’ union in May 2022 and the industry union in March 2022. Copa Airlines does not have a collective bargain agreement negotiated with UGETRACAS, an aviation industry union in Panama, because they do not have the eligible amount of employees. Collective bargaining agreements in Panama typically have terms of 4 years.
The four (4) unions covering employees in Colombia are: the pilots’ union (ACDAC), the flight attendants’ union (ACAV), the industry union (SINTRATAC), the mechanics’union (ACMA), approximately 29.4% of the Company’s 625 employees are unionized.
AeroRepública entered into collective bargaining with ACDAC and ACAV in January 2018. ACDAC has not yet resolved and intends to enter into a new collective bargaining in 2024. ACAV ended with a new arbitration collective document for two years that expired in September 2020. This arbitration was automatically extended until March 2024. Additionally, SINTRATAC and AeroRepública entered into collective bargaining agreement in September 2022 for terms of four years until August 2026. Negotiations with ACMA were resolved by arbitration on December 31, 2015, extending the validation every 6 months from this date, until June, 2024. ACMA has not presented a new bill of petition.
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
Lines of credit for working capital and letters of credit
The Company maintained letters of credit with several banks with a value of $31.3 million as of December 31, 2023 (2022: $32.3 million). These letters of credit are pledged mainly for operating lessors, maintenance providers and airport operators.
The Company has aggregate unsecured credit facilities of $325.0 million (2022: 355.0 million). These credit facilities are in place for contingency and working capital purposes. As of December 31, 2023, the Company does not have any outstanding borrowings under these credit facilities.
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
28.1. Fuel price risk
The Company has risks that are common in its industry, related to the price level of aircraft fuel, which can significantly affect its operations, financial position and liquidity.
In the past the Company has entered into financial derivative contracts in an effort to mitigate this risk, but with inconsistent results. The Company has not entered into new fuel hedge contracts, and has adopted a new strategy of remaining unhedged, while regularly reviewing its policies based on market conditions and others factors. As of December 31, 2023 and 2022, the Company did not have any outstanding fuel hedge contracts.
Fuel price risk is estimated as a hypothetical 10% increase in the December 31, 2023 cost per gallon of fuel. Based on projected 2023 fuel consumption, such an increase would result in an increase to aircraft fuel expense of approximately $89.1 million in 2024 (unaudited).
28.2. Market risk
Equity price risk
The Company’s listed and non-listed equity investments are susceptible to market price risk arising from uncertainties about future values of the investment securities. The Company manages the equity price risk through diversification and by placing limits on individual and total equity instruments. Reports on the equity portfolio are submitted to the Company’s senior management on a regular basis. The Company’s Board of Directors reviews and approves all equity investment decisions. At the reporting date, the exposure on investments at fair value is $102.1 million (2022: 95.5 million).
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
The majority of the Company’s obligations are denominated in U.S. dollars. Since Panama uses the U.S. dollar as legal tender, the majority of the Company’s operating expenses are also denominated in U.S. dollars, approximately 64.3% of revenues and 79.2% of expenses, for the year ended 2023.

F-60	(Continued)

COPA HOLDINGS, S. A. AND SUBSIDIARIES
Notes to the consolidated financial statements
A significant part of our revenue is denominated in the following foreign currencies:

	2023	2022
	%	%
U.S. dollars	64.3%	63.3%
Foreign currencies -
Colombian peso	10.0%	12.1%
Brazilian real	7.7%	8.0%
Argentinian peso	5.1%	4.6%
Chilean peso	3.1%	3.2%
Mexican peso	3.5%	2.6%
Other currencies	6.3%	6.2%
	100.0%	100.0%
Generally, the Company’s exposure to most of these foreign currencies, is limited to the period of up to two weeks between the completion of a sale and the conversion to U.S. dollar. The following chart summarizes the Company’s foreign currency risk exposure (assets and liabilities denominated in foreign currency) as of December 31:

	2023	2022
Assets
Cash and cash equivalents	$15,858	$13,546
Accounts receivable, net	108,767	48,900
Other assets	25,707	20,605
Total assets	$150,332	$83,051
Liabilities
Accounts payable	53,393	16,969
Taxes payable	38,157	38,303
Other liabilities	16,543	13,465
Total liabilities	$108,093	$68,737
Net position	$42,239	$14,314
From time to time the Company enters into factoring agreements on receivables outstanding on credit card sales in certain countries.
28.3. Credit risk
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
The movement in the allowance for impairment for short and long-term investments at amortized cost for the year ended December 31 was as follows:

	2023	2022
Balance at beginning of year	$(2,955)	$(1,312)
(Additions) / Reversal	697	(1,643)
Balance at end of year	$(2,258)	$(2,955)
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
Set out below is the information about the credit risk exposure on the Company’s trade receivables using a provision matrix as of December 31:

	2023
		Days past due
	Total	Current	<30	30-60	60-90	>90
Expected credit loss rate		0.0%	8.8%	9.0%	24.4%	53.9%
Gross carrying amount	$162,544	$153,289	$2,487	$1,174	$258	$5,336
Expected credit loss	$3,297	$35	$218	$106	$63	$2,875

F-62	(Continued)

COPA HOLDINGS, S. A. AND SUBSIDIARIES
Notes to the consolidated financial statements

	2022
		Days past due
	Total	Current	<30	30-60	60-90	>90
Expected credit loss rate		0.0%	5.9%	13.1%	30.5%	57.3%
Gross carrying amount	$145,273	$127,412	$2,877	$2,134	$545	$12,305
Expected credit loss	$7,690	$28	$170	$279	$166	$7,047
28.4. Interest rates and cash flow risk
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
During 2023, the Company finish the process of implementing appropriate fall back clauses for its long term variable rate debt based of LIBOR and incorporated the new benchmark based on SOFR.
As of December 31, 2023, fixed interest rates range from 1.73% to 3.99%, and the main floating rate is SORF.
The Company’s earnings are affected by changes in interest rates primarily due to the impact of those changes on interest expenses from variable-rate debt instruments. As of December 31, 2023 we had $1,039.8 million of fixed-rated debt and $422.9 million of variable-rated debt. If the interest rate average is 100 basis points more in 2024 than 2023, the variable-rate debt interest expense would increase by approximately $4.2 million, and the estimated fair value of the fixed-rate debt would increase by approximately $16.1 million. These amounts are determined by considering the impact of the hypothetical interest rates on the variable-rate debt and marketable securities equivalent balances at December 31, 2023.
28.5. Liquidity risk
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
December 31, 2023

	Note	Carrying amount	Contractual cash flow	Less than twelve months	Between 1 and 4 years	More than 4 years
Non-derivative financial liabilities
Loans and borrowings	18	$1,462,691	$1,624,325	$256,216	$780,090	$588,019
Lease liability	14	283,657	322,858	80,513	195,340	47,005
Account payable	19	182,303	182,303	182,303	—	—
Account payable to related parties	19	1,228	1,228	1,228	—	—
		$1,929,879	$2,130,714	$520,260	$975,430	$635,024

F-63	(Continued)

COPA HOLDINGS, S. A. AND SUBSIDIARIES
Notes to the consolidated financial statements
December 31, 2022

	Note	Carrying amount	Contractual cash flow	Less than twelve months	Between 1 and 4 years	More than 4 years
Non-derivative financial liabilities
Loans and borrowings	18	$1,444,303	$1,538,467	$167,759	$920,846	$449,862
Lease liability	14	238,373	341,847	106,076	195,253	40,518
Account payable	19	166,660	166,660	166,660	—	—
Account payable to related parties	19	1,004	1,004	1,004	—	—
		$1,850,340	$2,047,978	$441,499	$1,116,099	$490,380
28.6. Fair value measurement
Set out below is a comparison, by class, of the carrying amounts and fair values of the Company’s financial instruments, other than those with carrying amounts that are reasonable approximations of fair values:

		Carrying amount		Fair Value
	Note	2023	2022	2023	2022
Financial assets
Long-term investments	9	258,934	202,056	260,534	201,061
Financial liabilities
Loans and borrowings	18	1,462,691	1,444,303	1,494,124	1,559,435
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
The following methods and assumptions were used to estimate the fair values:
•The fair values of the quoted notes and bonds are based on price quotations at the reporting date.
•Debt obligations, financial assets, and financial liabilities are estimated by discounting future cash flows using the Company’s current incremental borrowing for a similar liability.
The following chart summarizes the Company’s financial instruments measured at fair value, classified according to the valuation method:

	Fair value measurement as of reporting date
	2023	Quoted prices in active markets (Level 1)	Significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Recurring fair value measurements
Assets
Investment fund	102,063	102,063	—	—
Total assets	$102,063	$102,063	$—	$—

F-64	(Continued)

COPA HOLDINGS, S. A. AND SUBSIDIARIES
Notes to the consolidated financial statements

	Fair value measurement as of reporting date
	2022	Quoted prices in active markets (Level 1)	Significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Recurring fair value measurements
Assets
Investment fund	95,474	95,474	—	—
Total assets	$95,474	$95,474	$—	$—
Liabilities
Derivative financial instruments	251,150	—	251,150	—
Total liabilities	$251,150	$—	$251,150	$—
Derivative financial instruments are valued by the Company, using a Least Square Monte Carlo pricing method by modelling the different triggers under which the notes can be converted. The market data used to calibrate the model are historical volatility measures based on stock prices of the Company obtained from Bloomberg and a zero-coupon interest rate curve in US$ (US$ Libor 3m Swap curve).
29. Subsequent events
Dividends
On February 7, 2024, the Board of Directors of Copa Holdings approved a 2024 dividend of $1.61 cents per share per quarter, corresponding to 40% of the adjusted consolidated net income of 2023. Proposed dividends are subject to board ratification each quarter, and are not recognized as a liability as at December 31, 2023.
Stock Grants
During the first quarter of 2024, the Compensation Committee of the Company’s Board of Directors approved 3 awards. Awards under these plans will grant approximately 50,176 shares of non-vested stock, which will vest over a period of three years. The Company estimates the fair value of these awards to be approximately $5.0 million and the 2024 compensation cost for these plans will be $2.3 million.
737 MAX fleet
During the month of January of 2024 the Company suspended operations of twenty-one 737 MAX9 aircraft, following the Airworthiness Directive issued by the United States Federal Aviation Administration (FAA) on January 6. From January 6 to January 29, a total of 1,788 flights were cancelled. After undergoing the technical inspections required by the regulators, all of these aircraft returned to Copa Airlines’ flight schedule.
The Company is in the process of reaching an agreement with Boeing regarding compensation related to the grounding of the Boeing 737 MAX. In accordance with applicable accounting principles, the Company expect to booked any compensation received from Boeing as a reduction of the cost basis of the aircraft. The agreement is expected to be signed during the second quarter of 2024.