Form 20-F
period 2024-12-31
Copa Holdings, S.A.
filed 2025-04-29
CIK 1345105

As filed with the Securities and Exchange Commission on April 28, 2025

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
____________________
FORM 20-F
____________________

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2024
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
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
None
____________________
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: As of December 31, 2024, there were outstanding 41,172,956 shares of common stock, without par value, of which 30,234,831 were Class A shares and 10,938,125 were Class B shares.
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

Presentation of Financial and Statistical Data
Included in this annual report are our audited consolidated statement of financial position as of December 31, 2024 and 2023, and the related audited consolidated statements of profit or loss, comprehensive income or loss, changes in equity and cash flows for the years ended December 31, 2024, 2023 and 2022.
The details of the changes in accounting policies or presentation are disclosed in note 5 of our annual consolidated financial statements.
Our consolidated financial statements have been prepared in accordance with IFRS Accounting Standards or “IFRS,” as issued by the International Accounting Standards Board (“IASB”).
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
Special Note About Forward-Looking Statements
This annual report includes forward-looking statements, principally under the captions “Risk Factors,” “Business Overview” and “Operating and Financial Review and Prospects.” We have based these forward-looking statements largely on our current beliefs, expectations and projections about future events and financial trends affecting our business. Many important factors, in addition to those discussed elsewhere in this annual report, could cause our actual results to differ substantially from those anticipated in our forward- looking statements, including, among other things:
•general economic, political and business conditions in Panama and Latin America and particularly in the geographic markets we serve, as well as governmental relations between the United States and Panama;
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
•our ability to obtain financing on commercially reasonable terms; and
•the risk factors discussed under “Risk Factors” beginning on page 4.

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
General elections were held in Panama on May 5, 2024, and Mr. José Raúl Mulino was democratically elected president. We cannot predict the impact that the new administration’s measures will have or their timing, nor can we estimate the impact they may have on our business, financial condition and results of operations. Political shifts could lead to changes in economic or regulatory policies that could affect the business environment in Panama. Additionally, loss of investor confidence or further downgrades of Panama’s credit rating could result in increases to financing costs and adversely affect our operations in Panama. On November 26, 2024, S&P downgraded Panama’s credit rating from “BBB” to “BBB-”. On November 29, 2024, Moody’s changed the outlook on Panama’s ratings to negative from stable and affirmed its rating at “Baa3”. We cannot guarantee that Panama’s credit rating or rating outlook will not be further downgraded in the future.
We also derive a substantial portion of our revenues from Colombia, Brazil, the United States, Argentina, and other countries in Latin America. We have been negatively impacted by poor economic performance in certain emerging market countries in which we operate, as well as by weaker Latin American currencies.
The imposition of adverse economic policies in these countries could materially and adversely affect the economy or national currency of each country, which could increase the cost of our operations and the value of our assets in such countries.
For example, the Brazilian and Argentinian currencies have historically been subject to significant exchange rate fluctuations in relation to the U.S. dollar and other currencies and have been devalued frequently over the past decades.
In addition, Venezuela has experienced difficult political conditions and declines in the rate of economic growth in recent periods as well as governmental actions that have adversely impacted businesses operating there. On July 29, 2024, following the general elections in Venezuela, the government issued a Notice to Air Mission (“NOTAM”), suspending commercial flights between various countries, including Panama. On July 31, 2024, we cancelled flights between Panama and Venezuela, as a result of a temporary disruption of diplomatic and commercial relations between the two countries. The suspension was initially scheduled for one month, but it has been extended for an unspecified period. As of December 31, 2024, service between Panama and Venezuela remains suspended. Similarly, on May 15, 2019, the Homeland Security Department of the United States announced a suspension of all commercial passenger and cargo flights between the United States and Venezuela. The U.S. Department of Transportation (DOT) concurred with this determination and issued an order suspending all foreign air transportation for passengers or cargo to or from any airport in Venezuela.
There is significant uncertainty about the future relationship between the United States and other countries with respect to tariffs, trade policies, taxes, and government regulations. The United States government has announced intentions to increase tariffs, which could lead to corresponding punitive actions by the countries with which the U.S. trades and ultimately affect international passenger traffic. We are subject to certain regulations from U.S. governmental authorities, including the Federal Aviation Administration (“FAA”). Any changes or potential changes in trade policies in the United States, other related regulator actions, the potential corresponding actions by other countries in which we do business and their political and economic relationships could adversely and materially affect our business, results of operations, and financial conditions.
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
Since 2013, we have been able to obtain favorable financing terms through Japanese Operating Leases with Call Options (“JOLCOs”), which are a form of financing obtained from Japanese lenders. If the JOLCO market were to substantially decrease or become unavailable, this could limit our financing options and negatively impact our overall business. Additionally, we have historically been able to achieve favorable financing terms through commercial and US Export-Import bank guaranteed loans, sale-leasebacks, as well as operating leases.
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
If we are unable to successfully operate new aircraft due to safety concerns, in particular our Boeing 737 MAX aircraft, our business could be harmed.
We fly and rely on Boeing aircraft. As of December 31, 2024, we operated a fleet of 112 Boeing aircraft. In 2025, we expect to take delivery of 13 additional Boeing 737 MAX 8 aircraft.
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
In addition, we cannot predict the reliability of our new fleet as the aircraft matures. In particular, we cannot predict the reliability of the Boeing 737 MAX aircraft and its LEAP 1B engines, which first entered commercial service in May 2017. The LEAP 1B engine was developed by Safran Aircraft Engines and GE through their joint company, CFM International, to power the next generation of single-aisle commercial jets. The LEAP 1B has been selected by Boeing as the exclusive power plant for the new 737 MAX single-aisle jetliner.
On November 18, 2020, the FAA approved the ungrounding of the 737 MAX, issued an airworthiness directive, and published various new requirements and operating procedures specific to the MAX aircraft. In January 2021, we resumed operations of our Boeing 737 MAX fleet after the authorization of the Panamanian Civil Aviation Authority (the Autoridad Aeronáutica Civil, or the “AAC”).
The incident on January 5, 2024, involving an Alaska Airlines Boeing 737 MAX in Portland, Oregon, raised concerns over the 737 MAX’s operational safety. Following this incident, the FAA issued directives leading to the temporary grounding of certain Boeing 737 MAX 9 aircraft, including 21 of our planes. From January 6 to January 29, a total of 1,788 flights were cancelled. After undergoing the technical inspections required by regulators, all of these aircraft returned to our flight schedule. During the second quarter of 2024, we signed a confidential agreement with Boeing to cover the impact of the partial grounding of its Boeing 737 MAX 9 fleet in January. However, the compensation under such agreement only covered the financial impact caused by the suspension of Boeing MAX aircraft. We cannot estimate any reputational and commercial impact that may have resulted from the grounding of Boeing MAX aircraft. Technical issues with our aircraft and/or engines would increase our maintenance expenses and could lead to flight cancellations and other disruptions in our services. Additionally, there can be no assurance that the FAA and/or AAC will not, now or in the future, apply additional maintenance or oversight in relation to the operation of the 737 MAX aircraft, which will delay delivery of these aircraft and/or materially increase the cost of operating this aircraft type.

We have historically operated using a hub-and-spoke model and are vulnerable to competitors offering direct flights between destinations we serve and/or opening new hubs.
The general structure of our flight operations follows what is known in the airline industry as a “hub-and-spoke” model. This model aggregates passengers by operating flights from a number of “spoke” origins to a central hub through which they are transported to their final destinations. In recent years, many traditional hub-and-spoke operators have faced significant and increasing competitive pressure from low-cost, point-to-point carriers on routes with sufficient demand to sustain point-to-point service. A point-to-point structure enables airlines to focus on the most profitable, high-demand routes and to offer greater convenience and, in many instances, lower fares. As demand for air travel in Latin America increases, some of our competitors have initiated non-stop service between destinations that we currently serve through our hub in Panama. Additionally, newer aircraft models, such as Boeing 737 MAX and Airbus 320-NEO, allow nonstop flights in certain city pairs that could not be served with prior generation narrow-body aircraft and may bypass our hub. During the fourth quarter of 2024, Airbus delivered the first A321XLR: a new model of the Airbus 320 family that will extend the range of the current Airbus 320 NEO allowing competitors to explore new competitive routes overflying our Hub. Competitors are also opening new international hubs in various countries. Competitive services, which bypass our hub in Panama, may be more convenient and possibly less expensive than our services and could significantly decrease demand for our service to those destinations. In December 2016, we launched a low-cost business model, Wingo, to diversify our offerings and to better compete with other low-cost carriers, or “LCCs,” in the market. However, our traditional hub-and-spoke model remains our primary operational model and we believe that competition from point-to-point carriers will be directed towards the markets that we serve and is likely to continue at this level or intensify in the future. As a result, the effect of competition on us could be significant and could have a material adverse effect on our business, financial condition and results of operations.
We may not realize benefits from Wingo, our low-cost business model.
Wingo is our low-cost business model, which is operated by AeroRepública, S.A. In 2021, we expanded operations by incorporating a new operator based in Panama, La Nueva Aerolínea S.A., which began operating under the Wingo brand in the third quarter of 2023. As of December 31, 2024, Wingo utilized nine Boeing 737-800 aircraft, each configured with 186 seats in a single-class cabin.
During recent years, we have successfully operated our Wingo low-cost business model, achieving better results than initially expected. This success prompted us to transition the Boeing 737-700 fleet to Boeing 737-800 aircraft, which offers increased seat density and lower unit costs, thereby strengthening our competitive position. However, our experience with the low-cost business model is still limited, and we may face challenges in accurately predicting its long-term impact.
Wingo’s passenger services are currently provided under a Colombian Air Operator Certificate (“AOC”), primarily targeting the Colombian domestic and international markets. These markets are highly competitive, with local legacy carriers significantly increasing capacity and driving yields down. Consequently, Wingo’s operational results could be adversely affected by the local economic and the competitive environment.
Our business is subject to extensive regulation which may restrict our growth, our operations or increase our costs.
Our business, financial condition and operational results could be adversely affected if we or certain aviation authorities in the countries to which we fly fail to maintain the required foreign and domestic governmental authorizations necessary for our operations. In order to maintain the necessary authorizations issued by the AAC, the Colombian Civil Aviation Administration (the Unidad Administrativa Especial de Aeronáutica Civil, or the “UAEAC”), and other corresponding foreign authorities, we must continue to comply with applicable statutes, rules and regulations pertaining to the airline industry, including any rules and regulations that may be adopted in the future. In addition, Panama is a member state of the International Civil Aviation Organization, or “ICAO,” a United Nations specialized agency. ICAO coordinates with its member states and various industry groups to establish and maintain international civil aviation standards and recommended practices and policies, which are then used by ICAO member states to ensure that their local civil aviation operations and regulations conform to global standards. We cannot predict or control any actions that the AAC, the UAEAC, the ICAO or other foreign aviation regulators may take in the future, which could include restricting our operations or imposing new and costly regulations or policies. Also, our fares are subject to review by the AAC, the UAEAC, and the regulators of certain other countries to which we fly, any of which may in the future impose restrictions on airfares.

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
The most active government regulator among the countries to which we fly is the FAA. The FAA from time to time issues directives and other regulations relating to the maintenance and operation of aircraft that require significant expenditures. FAA requirements cover, among other things, security measures, collision avoidance systems, airborne wind shear avoidance systems, noise abatement and other environmental issues, and increased inspections and maintenance procedures to be conducted on older aircraft. For example, following the Ethiopian Airlines accident involving a Boeing 737 MAX 8 aircraft on March 10, 2019, we suspended operations of our six Boeing 737 MAX 9 aircraft, after authorities in Panama and other countries grounded the 737 MAX fleet worldwide, during the investigation into the cause of the accident. We partially covered our operation with other aircraft in our fleet, with significant cancellations and delays. On November 18, 2020, the FAA rescinded its grounding order, issued an airworthiness directive, and published training requirements enabling the Company to begin modifying certain operating procedures, implementing enhanced pilot training requirements, installing FAA-approved flight control software updates and completing other required maintenance tasks specific to the MAX aircraft. In January 2021, we resumed operations of our Boeing 737 MAX fleet after the authorization of the AAC. On January 6, 2024, following the Airworthiness Directive issued by the FAA, we suspended operations of 21 Boeing 737 MAX 9 aircraft. From January 6 to January 29, 2024, a total of 1,788 flights were cancelled. After undergoing the technical inspections required by regulators, all of these aircraft returned to our flight schedule. See “—If we are unable to successfully operate new aircraft due to safety concerns, in particular our new Boeing 737 MAX aircraft, our business could be harmed.” If the FAA or the U.S. Transportation Security Administration, or “TSA”, were to issue additional regulations on aircraft, our ability to carry out regular operations could be negatively impacted. As we expand our presence on routes to and from the United States, we expect to continue incurring expenses to comply with the FAA’s and TSA’s regulations, and any increase in the cost of compliance could have an adverse effect on our financial condition and results of operations.
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
The growth of our operations to the United States and the benefits of our code-sharing arrangements with United Airlines (“UAL”) are dependent on Panama’s continued favorable safety assessment.
The FAA periodically audits the aviation regulatory authorities of other countries. As a result of this inspection, each country is given an International Aviation Safety Assessment, or “IASA,” rating. As of 2018, Panama was rated a Category 1 country under the IASA program, which means that Panama complies with the safety requirements set forth by ICAO. Furthermore in 2024, Copa Airlines and Copa Colombia successfully completed IOSA audits by external providers. We cannot guarantee that the government of Panama and the AAC in particular, will continue to meet international safety standards, and we have no direct control over their compliance with IASA guidelines. If Panama’s IASA rating were to be downgraded in the future, it could prevent us from increasing service to the United States and could affect our code-share arrangement with UAL.

We are highly dependent on our hub at Panama City’s Tocumen International Airport.
Our business is heavily dependent on our operations at our hub at Panama City’s Tocumen International Airport. Most of our Copa flights either depart from or arrive at our hub. Our operations and business strategy are therefore dependent on its facilities and infrastructure, including the success of its multi-phase expansion projects, certain of which have been completed while others are underway. Terminal 2 started operating a few gates during the early part of 2019. On June 22, 2022, we moved our ticket counter and baggage claim operations to Terminal 2 and began using 20 fully equipped gates in this new terminal. We also opened a new 20,720 square foot Copa Club in the new terminal. Our operations were not affected by the transition between terminals.
In addition, the hub-and-spoke structure of our operations is particularly dependent on the on-time arrival of tightly coordinated groupings of flights (or banks) to ensure that passengers can make timely connections to continuing flights. Like other airlines, we are subject to delays caused by factors beyond our control, including air traffic, congestion at airports, adverse weather conditions, power outages and increased security/health measures. As saturation of Tocumen International Airport increases, we could face operational efficiency challenges. The growing congestion could lead to longer turnaround times, delayed flights, reduced aircraft utilization and increased costs, all of which in turn could negatively affect our profitability. Furthermore, if the airport is unable to expand during the next years, it could limit our ability to capitalize on growth opportunities, adversely affecting our competitive position in the market.
Tocumen International Airport is operated by a corporation that is owned and controlled by the government of the Republic of Panama. We depend on our track record and good working relationship with the governmental-owned corporation that operates the airport to ensure that we have adequate access to aircraft parking positions, landing rights and gate assignments for our aircraft to accommodate our current operations and future plans for expansion. The corporation that operates Tocumen International Airport does not enter into any formal, written leases or other agreements with airlines to govern landing rights or to use the airport’s jet ways or aircraft parking spaces. Therefore, we would not have contractual recourse if the airport authority reassigned needed resources in peak times to other airlines, materially raised fees or discontinued investments in the airport’s maintenance and expansion. Moreover, should the Panamanian government choose to privatize or concession the airport to a new operator, our operational costs and fees at Tocumen could rise. Any of these events could have a material adverse effect on our current operations or capacity for future growth.
We are exposed to increases in airport charges, taxes and various other fees and cannot be assured access to adequate facilities and landing rights necessary to achieve our business strategy.
We must pay fees to airport operators for the use of their facilities. Any additional fees or substantial increase in current airport charges, including at Tocumen International Airport, could have a material adverse impact on our results of operations. Passenger taxes and airport charges have increased in recent years, sometimes substantially, particularly since the beginning of the pandemic. For example, in 2020 the industry experienced materially higher effective rates related to airport services in North America, some of which have since been reduced closer to previous levels. Certain important airports that we use may be privatized in the near future, which is likely to result in significant cost increases to the airlines that use these airports. We cannot ensure that the airports used by us will not impose, or further increase, passenger taxes and airport charges in the future, and any such increases could have an adverse effect on our financial condition and results of operations.
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
The airline business is characterized by high leverage. We have significant fixed expenditures in connection with our aircraft and engine leases and facility rental costs, and a significant portion of our property and equipment is pledged to secure indebtedness. For the year ended December 31, 2024, our finance cost totaled $84.5 million. As of

December 31, 2024, approximately 64.5% of our total indebtedness bore interest at fixed rates and the remainder was determined with reference to the Secured Overnight Financing Rate (“SOFR”). Most of our aircraft lease obligations bear interest at fixed rates. Given worldwide increases in interest rates and benchmark rates, we expect our financing cost to increase in future periods.
As of December 31, 2024, the Company had one purchase contract with Boeing involving 51 firm orders of Boeing 737 MAX aircraft, agreed to be delivered between 2025 and 2030. The aircraft under this contract have an approximate value of $2.3 billion based on contractual obligations net of discounts and pre-delivery payments, including estimated amounts for contractual price escalation. We will require substantial capital from external sources to meet our future financial commitments. In addition, the acquisition and financing of these aircraft will likely result in a substantial increase in our leverage and fixed financing costs. A high degree of leverage and fixed payment obligations could:
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
No impairment indicators were identified in 2024 and 2023 in the property and equipment or inventory.
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
An accident or incident involving one of our aircraft could involve significant claims by injured passengers and others, as well as significant costs related to the repair or replacement of a damaged aircraft and its temporary or permanent loss from service. We are required by our creditors and the lessors of our aircraft under our operating lease agreements to carry liability insurance, but the amount of such liability insurance coverage may not be adequate, and we may be forced to bear substantial losses in the event of an accident. Our insurance premiums may also increase, or we may lose our eligibility for insurance, due to an accident or incident affecting one of our aircraft. Substantial claims resulting from an accident in excess of our related insurance coverage or increased premiums would harm our business and financial results.

Moreover, any aircraft accident or incident, even if fully insured, could cause the public to perceive us as less safe or reliable than other airlines, which could harm our business and results of operations. The Copa brand name and our corporate reputation are important and valuable assets. Adverse publicity (whether or not justified) could tarnish our reputation and reduce the value of our brand. Adverse perceptions of the types of aircraft that we operate arising from safety concerns or other problems, whether real or perceived, or in the event of an accident involving those types of aircraft, could significantly harm our business as the public may avoid flying on our aircraft. See “—If we are unable to successfully operate new aircraft due to safety concerns, in particular our Boeing 737 MAX aircraft, our business could be harmed.”
Fluctuations in foreign exchange rates could negatively affect our net income.
In 2024, approximately 65.0% of revenues and 83.6% of expenses were denominated in U.S. dollars (for 2023, U.S. dollar-denominated revenues and expenses were 64.3% and 79.2%, respectively). A significant part of our revenue is denominated in foreign currencies, including the Brazilian real, Colombian peso, Mexican peso and Chilean peso, which represented 9.9%, 8.1%, 3.9% and 3.2%, respectively (for 2023, these foreign currencies-denominated revenues were 7.7%, 10.0%, 3.5% and 3.1%, respectively). If any of these currencies decline in value against the U.S. dollar, our revenues, expressed in U.S. dollars, and our operating margin would be adversely affected. We may not be able to adjust our fares denominated in other currencies to offset any increases in U.S. dollar-denominated expenses, increases in interest expense or exchange losses on fixed obligations or indebtedness denominated in foreign currency.
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
The average age of our fleet was approximately 10.1 years as of December 31, 2024. Historically, we have incurred low levels of maintenance expenses relative to the size of our fleet because most of the parts on our aircraft are covered under multi-year warranties. As our fleet ages, these warranties expire and the time flown by each aircraft increases, and our maintenance costs will increase, both on an absolute basis and as a percentage of our operating expenses.
If we enter into a prolonged dispute with any of our employees, many of whom are represented by unions, or if we are required to substantially increase the salaries or benefits of our employees, it may have an adverse impact on our operations and financial condition.
Approximately 65.0% of our 7,909 employees are unionized. There are currently five unions covering our employees based in Panama: the pilots’ union, the flight attendants’ union, the mechanics’ union, the airport personnel union, which represents ground personnel, drivers, cleaners, passenger service agents, counter agents and other non-executive administrative staff, and another industry union which represents ground personnel and flight attendants.
We entered into collective bargaining agreements with the flight attendants’ union in March 2023, the pilot’s union in February 2023, the mechanics’ union in May 2022 and the airport personnel union in March 2022. We do not have a collective bargain agreement negotiated with the other industry union, because they do not have the eligible amount of employees. Collective bargaining agreements in Panama typically have four-year terms.
In addition to unions in Panama, there are unions in Colombia, Brazil and Argentina that cover our employees in these countries. In Colombia there are three unions covering employees. In Brazil, all airline industry employees in the country are covered by the industry union agreements. In Argentina airport employees are affiliated with an industry union.
A strike, work interruption, stoppage or any prolonged dispute with our employees who are represented by any of these unions could have an adverse impact on our operations. These risks are typically exacerbated during periods of renegotiation with the unions, which typically occurs every two to four years depending on the country jurisdiction and the union. Any renegotiated collective bargaining agreement could feature significant wage increases and a consequent increase in our operating expenses. Any failure to reach an agreement during negotiations with unions may require us to enter into arbitration proceedings, use financial and management resources and potentially agree to terms that are less favorable to us than our existing agreements. Employees who are not currently members of unions may also form new unions that may seek further wage increases or benefits.
Our business is labor-intensive. We expect salaries, wages, benefits and other employee expenses to increase on a gross basis, and these costs could increase as a percentage of our overall costs. If we are unable to hire, train and retain qualified pilots and other employees at a reasonable cost, our business could be harmed, and we may be unable to complete our expansion plans.
Our revenues depend on our relationship with travel agents and tour operators and we must manage the costs, rights and functionality of these third-party distribution channels effectively.
In 2024, a portion of our revenues were derived from tickets sold through third-party distribution channels, including those provided by conventional travel agents, online travel agents (“OTAs”) or tour operators. We cannot assure that we will be able to maintain favorable relationships with these ticket sellers. Our revenues could be adversely impacted if travel agents or tour operators elect to favor other airlines or to disfavor us. Our relationship with travel agents and tour operators may be affected by:
•the size of commissions offered by other airlines;
•changes in our arrangements with other distributors of airline tickets; and
•the introduction and growth of new methods of selling tickets.
These third-party distribution channels, along with global distribution systems (“GDSs”) that travel agents, OTAs and tour operators use to obtain airline travel information and issue airline tickets, are more expensive than those we operate ourselves, such as our website or travel agencies direct connections. Certain of these distribution channels also effectively restrict the manner in which we distribute our products generally. To remain competitive, we need to successfully manage our distribution costs and rights, increase our distribution flexibility and improve the functionality of third-party distribution channels, while maintaining an industry-competitive cost structure. These initiatives may affect our relationships with our third-party distribution channels. Any inability to manage our third-party distribution costs, rights and functionality at a competitive level or any material diminishment or disruption in the distribution of our tickets could have a material adverse effect on our business, results of operations and financial condition.
In September 2022, Copa Airlines implemented a channel differentiation strategy (“Copa Connect”) with the objective of shifting sales to more cost-efficient channels. This strategy adds a distribution surcharge to the fare for tickets purchased through the traditional travel agency GDS channel in order to offset the higher cost of this channel. For travel agencies, and their customers, who want to avoid the GDS distribution surcharge, we have offered a direct connection alternative leveraging the IATA “New Distribution Capability” (NDC) standard. While this strategy initially carried risks related to pricing competitiveness, due to the surcharge, those risks have largely been mitigated as most travel agencies have adopted the new distribution channel.
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
We are subject to the risks of having a limited number of suppliers for our aircraft and engines. One of the elements of our business strategy is to save costs by operating a simplified fleet. Copa currently operates a fleet of Boeing 737-800/700 Next Generation aircraft powered by CFM 56-7B engines from CFM International and Boeing 737MAX 9 and MAX8, powered by Leap 1B engines, from CFM International. If any of Boeing, CFM International or General Electric are unable to perform their contractual obligations, or if we are unable to acquire or lease new aircraft or engines from aircraft or engine manufacturers or lessors on acceptable terms, we would have to find another supplier for a similar type of aircraft or engine.
If we have to lease or purchase aircraft from another supplier, we could lose the benefits we derive from our current fleet composition. We cannot ensure that any replacement aircraft would have the same operating advantages as the Boeing 737-800/700 Next Generation or Boeing 737-MAX 9/8 that would be replaced or that Copa could lease or purchase engines that would be as reliable and efficient as the CFM 56-7B and Leap 1B. We may also incur substantial transition costs, including costs associated with acquiring spare parts for different aircraft models, retraining our employees, replacing our manuals and adapting our facilities. Our operations could also be harmed by the failure or inability of Boeing, CFM International or General Electric to provide sufficient parts or related support services on a timely basis.
Our business would be impacted if a design defect or mechanical problem with any of the types of aircraft, engines or components that we operate were discovered that would ground any of our aircraft while the defect or problem was being addressed, assuming it could be corrected at all. The use of our aircraft could be suspended or restricted by regulatory authorities in the event of any actual or perceived mechanical or design issues. For example, following the Ethiopian Airlines accident involving a Boeing 737 MAX 8 aircraft, the FAA and other regulatory bodies around the world grounded the aircraft, and on November 18, 2020, the FAA rescinded this order. On January 6, 2024, following the Airworthiness Directive issued by the FAA, we suspended operations of 21 Boeing 737 MAX 9 aircraft. From January 6 to January 29, 2024, a total of 1,788 flights were cancelled. After undergoing the technical inspections required by regulators, all of these aircraft have returned to our flight schedule. Our business would also be negatively impacted if the public began to avoid flying with us due to an adverse perception of the types of aircraft that we operate stemming from safety concerns or other problems, whether real or perceived, or in the event of an accident involving those types of aircraft or components.
We also depend on a limited number of suppliers with respect to supplies obtained locally, such as our fuel. These local suppliers may not be able to maintain the pace of our growth and our requirements may exceed their capabilities, which may adversely affect our ability to execute our day-to-day operations and our growth strategy.
Our business could also face disruptions due to external factors beyond our control, such as delays in aircraft deliveries. Boeing has significant production constraints as well as regulatory delays for certain Boeing 737 aircraft. Recently, Boeing was impacted by an employee strike which temporarily halted production of Boeing 737 aircraft. These challenges have impacted and will continue to impact the timing of deliveries. If we are unable to receive aircraft in a timely manner, our growth plans and operations could be negatively impacted. Additionally, further consolidation among aircraft and aircraft parts manufacturers could further limit the number of suppliers. This could result in production instability in the locations in which the aircraft and its parts are manufactured or an inability to operate our aircraft.
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
Risks Relating to the Airline Industry
An outbreak of disease, a pandemic or similar public health threat, could have a material adverse impact on the Company’s business, operating results and financial condition.
An outbreak of disease, a pandemic or similar public health threat, or fear of such an event, that affects travel demand or travel behavior could have a material adverse impact on the Company’s business, financial condition and operating results. In addition, outbreaks of disease could result in travel bans or restrictions, increased government restrictions and regulation, including quarantines of our personnel or an inability to access facilities or our aircraft, which could adversely affect our operations.
The airline industry is highly competitive.
We face intense competition throughout our route network. Overall airline industry profit margins are low and industry earnings are volatile. Airlines compete in the areas of pricing, capacity, scheduling (frequency and flight times), frequent flyer programs, on-time performance, and other services. Some of our competitors have larger customer bases and greater brand recognition in the markets we serve outside Panama, and some of our competitors have greater financial and marketing resources than we have. Airlines based in other countries may also receive subsidies, tax incentives or other state aid from their respective governments, which are not provided by the Panamanian government. In addition, the commencement of or increase in service on the routes we serve by existing or new carriers could negatively impact our operating results. Likewise, competitors’ service on routes that we are targeting for expansion may make those expansion plans less attractive.
We compete with a number of other airlines that currently serve some of the routes on which we operate, including Avianca, American Airlines, Delta Air Lines, Aeromexico, and LATAM, among others. Strategic alliances, bankruptcy restructurings and industry consolidations characterize the airline industry and tend to intensify competition. In the past, several air carriers have merged and/or reorganized, including certain of our competitors, such as LAN-TAM, Avianca-Taca, American-US Airways and Delta-Northwest.
Traditional hub-and-spoke carriers in the United States and Europe continue to face substantial and increasing competitive pressure from LCCs offering discounted fares. The LCC business model has gained acceptance in the Latin American aviation industry. The LCCs’ operations are typically characterized by point-to-point route networks focusing on the highest demand city pairs, high aircraft utilization, single class service and fewer in-flight amenities. As a result, we may face new and substantial competition from LCCs in the future, which could result in significant and lasting downward pressure on the fares we charge for flights on our routes. Current LCCs such as Avianca, Volaris, Spirit, Azul and Gol are adding pressure to our fares and are also exploring new competitive routes overflying our Hub. We also expect more competition in the market from newer players such as JetSmart, Sky and Arajet.
In December 2016, Copa’s subsidiary in Colombia, AeroRepública, launched Wingo, a low-cost business model to serve domestic destinations and some point-to-point international leisure markets, to improve Copa’s position within Colombia and better compete with low unbundled prices from LCCs. In 2021, we incorporated a new Wingo operator based in Panama, La Nueva Aerolínea, S.A. (“LNA”), and in 2023, LNA started operating one 737-800 aircraft. Although we intend to compete vigorously and maintain our strong competitive position in the industry, Avianca and LATAM represent a significant portion of the domestic market in Colombia and have access to greater resources as a result of their larger size. Therefore, Copa faces stronger competition now than in recent years, and its prior results may not be indicative of its future performance.
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
Fuel costs constitute a significant portion of our total operating expenses, representing approximately 35.2% of operating expenses in 2024, 37.6% in 2023 and 41.9% in 2022. Jet fuel costs have been subject to wide fluctuations as a result of changes in demand, sudden disruptions in and other concerns about global supply, as well as market speculation. Both the cost and availability of fuel are subject to many economic, political, weather, environmental and other factors and events occurring throughout the world that we can neither control nor accurately predict, including international political and economic circumstances such as the political instability in major oil-exporting countries in Latin America, Africa and Asia. For example, the conflict between Russia and Ukraine, or the conflict in the Middle-East maintain an evolving nature. We can neither predict the fluctuation of fuel costs nor the extent of its impact on our business operations. Any future fuel supply shortage (for example, as a result of production curtailments by the Organization of the Petroleum Exporting Countries, or “OPEC,” a disruption of oil imports, supply disruptions resulting from severe weather or natural disasters, the continued unrest in the Middle East or otherwise could result in higher fuel prices or further reductions in scheduled airline services). Moreover, we cannot ensure that we would be able to offset any increases in the price of fuel by increasing our fares.
As of December 31, 2024, the Company was not a party to any outstanding fuel hedge contracts and has adopted a strategy of remaining unhedged, while regularly reviewing its policies based on market conditions and other factors. For 2025, although we have not hedged any part of our anticipated fuel needs, we continue to evaluate various hedging strategies and may enter into hedging agreements in the future, as any substantial and prolonged increase in the price of jet fuel will likely materially and negatively affect our business, financial condition and results of operation.
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
Following the 2001 terrorist attacks, premiums for insurance against aircraft damage and liability to third parties increased substantially, and insurers could reduce their coverage or increase their premiums even further in the event of additional terrorist attacks, hijackings, airline crashes or other events adversely affecting the airline industry abroad or in Latin America. In the future, certain aviation insurance could become unaffordable, unavailable, or available only for reduced amounts of coverage that are insufficient to comply with the levels of insurance coverage required by aircraft lenders and lessors or applicable government regulations. While governments in other countries have agreed to indemnify airlines for liabilities that they might incur from terrorist attacks or provide low-cost insurance for terrorism risks, the Panamanian government has not indicated an intention to provide similar benefits. Increases in the cost of insurance may result in higher fares, which could result in a decreased demand and materially and negatively affect our business, financial condition and results of operations.
Events such as the conflict between Russia and Ukraine, the political unrest in Sudan, and the ongoing crisis in the Middle-East have put upward pressure on aviation insurance premiums, particularly in the Hull War sector of the airline insurance market. In fact, the conflict between Russia and Ukraine could lead to one of the largest ever aviation claims of US$10 billion to US$15 billion, significantly higher than the claims resulting from 9/11. Such geopolitical events, and any other conflicts that may arise, may continue to impact claims and premiums going forward.
We continue to pursue various financing options. Our business may be adversely affected if we are unable to service our debt or meet our future financing requirements.
External conditions in the financial and credit markets may limit the availability of funding or increase its costs, which could adversely affect our profitability, our competitive position and result in lower net interest margins, earnings and cash flows, as well as lower returns on shareholders’ equity and invested capital. Factors that may affect the availability of funding or cause an increase in our funding costs include global macro-economic crises, reductions in our credit rating or in that of our issuances, and other potential market disruptions. We cannot guarantee that we will have access to or be able to arrange for financing in the future on favorable terms. Higher financing costs could affect our ability to expand or renew our fleet, which in turn could adversely affect our business.
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
In addition, climate change may cause severe weather such as increased storms and flooding, rising sea level, and excessive heat. For example, Panama faced a severe drought during the beginning of 2024, affecting the Panama Canal’s operations and, by extension, the national economy. These varying climate conditions could negatively impact our operations and infrastructure. The operational impact can include flight cancellations, flight delays, increased fuel prices, among others. Climate change may even make destinations less attractive for visitors if the destination becomes more prone to extreme weather events. All of these factors could result in loss of revenue. We are not able to predict accurately the materiality of any potential losses or costs associated with the physical effects of climate change.
All the countries that are party to the Paris Agreement have agreed to limit the average increase in global temperature to 2 degrees Celsius compared to pre-industrial levels, to maximize efforts not to exceed an increase of 1.5 degrees by the end of this century and to achieve climate neutrality in 2050. We are subject to various environmental regulations in the markets where we operate and may become subject to further new regulations in the future. See “—Failure to comply with applicable environmental regulations could adversely affect our business.” Even though future requirements resulting from climate change-related regulation are unknown, it is likely that they will adversely affect the business resulting in emission reduction requirements, the need to purchase new Sustainable Aviation Fuels (SAF) or new equipment or technologies, and other increases to operating costs. For example, for domestic flights, jet fuel is subject to a carbon tax in Colombia and the current administration recently proposed to increase such tax.
If we fail to maintain effective internal controls, any material weakness could adversely affect our ability to report our results of operations accurately and cause a loss of investor confidence and may adversely impact our stock price.
If we cannot maintain effective internal controls over financial reporting or effective disclosure controls and procedures, it could harm our ability to accurately record, process, and report financial information and prepare financial statements within the required timeframe. Any material weaknesses identified could negatively impact our business operations, financial results, and the value of our securities and might lead to a loss of investor confidence. See Management’s Annual Report on Internal Control over Financial Reporting on Item 15.
Risks Relating to Panama and our Region
We are highly dependent on conditions in Panama and, to a lesser extent, in Colombia.
A substantial portion of our assets are located in the Republic of Panama and a significant proportion of our passengers’ trips either originate or end in Panama. Furthermore, a majority of Copa’s flights operate through our hub at Tocumen International Airport. As a result, we depend on economic and political conditions prevailing from time to time in Panama. Instances of political instability and social unrest, could negatively affect our operations.
Panama’s economic conditions in turn highly depend on the continued profitability and economic impact of the Panama Canal. Control of the Panama Canal and many other assets were transferred from the United States to Panama in 1999 after nearly a century of U.S. control. Since then, Panama has significantly expanded and modernized the canal, which is now the country’s main source of income. Any prolonged disruption to the canal operations could further weaken Panama’s economy, reducing demand for air travel and materially affecting our business, financial condition, and results of operations.
The U.S. government has announced intentions to increase tariffs, which could lead to corresponding punitive actions by the countries with which the U.S. trades and ultimately affect international passenger traffic. We are also subject to certain regulations from U.S. governmental authorities, including the FAA. Any changes or potential changes in trade policies in the United States, other relating regulator actions, the potential corresponding actions by other countries in which we do business and their political and economic relationships could adversely and materially affect our business, results of operations, and financial conditions.
Wingo’s results of operations are also highly sensitive to macroeconomic and political conditions prevailing in Colombia and any political unrest and instability in Colombia could adversely affect Wingo’s financial condition and results of operations.
Panama and Colombia have experienced significant economic growth over the last several years. However, like other countries in the region and around the world, the economies of Panama and Colombia have been adversely affected by the COVID-19 pandemic. According to International Monetary Fund estimates, during 2025 the Panamanian and Colombian economies are expected to grow 3.0% and 2.5% respectively, as measured by their GDP at constant prices, even with preliminary figures indicating that real GDP increased by 2.5% in Panama and by 1.6% in Colombia in 2024. However, if either economy experiences a sustained recession, or significant political disruptions, our business, financial condition or results of operations could be materially and negatively affected.
Any increase in the taxes we or our shareholders pay in Panama or the other countries where we do business could adversely affect our financial performance and results of operations.
We cannot ensure that our current tax rates will not increase. Our income tax expenses were $97.7 million, $97.0 million and $40.2 million in the years ended December 31, 2024, 2023 and 2022, respectively, which represented an effective income tax rate of 13.8%, 15.9% and 10.3%, respectively. We are subject to local tax regulations in each of the jurisdictions where we operate, the great majority of which are related to the taxation of income. In some of the countries to which we fly, we are not subject to income taxes, either because those countries do not have income tax or because of treaties or other bilateral agreements those countries have with Panama. In the remaining countries, we pay income tax at rates ranging from 7% to 35% of income.
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
On December 18, 2023, Pillar Two legislation was enacted in Ireland, the jurisdiction of the special purpose vehicles owned by the Company that beneficially own 75 aircraft of the Company's fleet. The income inclusion rule (IIR) and qualified domestic minimum top-up tax (QDMTT) provisions will apply for fiscal years beginning on or after December 31, 2023. The undertaxed profits rule (UTPR) will apply for fiscal years beginning on or after December 31, 2024, and will come into effect beginning January 1, 2024.
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
As of December 31, 2024, the Company did not have sufficient information to determine the potential quantitative impact. The impact of changes in corporate tax rates on the measurement of tax assets and liabilities depends on the nature and timing of the legislative changes in each country.
Political unrest and instability in Latin American countries in which we operate may adversely affect our business and the market price of our Class A shares.
While geographic diversity helps reduce our exposure to risks in any one country, we operate primarily within Latin America and are thus subject to a full range of risks associated with our operations in these regions. These risks may include unstable political or economic conditions, lack of well-established or reliable legal systems, exchange controls and other limits on our ability to repatriate earnings and changeable legal and regulatory requirements. In Venezuela, for example, we and other airlines and foreign companies may only repatriate cash through specific governmental programs, which may effectively preclude us from repatriating cash for periods of time. In addition, Venezuela has experienced difficult political conditions and declines in the rate of economic growth in recent periods as well as governmental actions that have adversely impacted businesses operating there. On July 29, 2024, following the general elections in Venezuela, the government issued a NOTAM, suspending commercial flights between various countries, including Panama. On July 31, 2024, we cancelled flights between Panama and Venezuela, as a result of a temporary disruption of diplomatic and commercial relations between the two countries. The suspension was initially scheduled for one month, but it has been extended for an unspecified period. As of December 31, 2024, service between Panama and Venezuela remains suspended. For the year ended December 31, 2024, revenue from the Company’s flights to Venezuela, including connecting traffic, represented about 3.4% of consolidated revenues and direct flights between Panama and Venezuela. Inflation, any decline in GDP or other future economic, social and political developments in Latin America may adversely affect our financial condition or results of operations.
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
All of our Class B shares, representing approximately 26.6% of the economic interest in Copa Holdings and 100% of the voting power of our capital stock, are owned by Corporación de Inversiones Aéreas, S.A., or “CIASA,” a Panamanian entity. CIASA is in turn controlled by a group of Panamanian investors. In order to comply with the Panamanian Aviation Act, as amended and interpreted to date, we have amended our organizational documents to modify our share capital so that CIASA will continue to exercise voting control of Copa Holdings. CIASA will not be able to transfer its voting control unless control of our Company will remain with Panamanian nationals. CIASA will maintain voting control of the Company so long as CIASA continues to own a majority of our Class B shares and the Class B shares continue to represent more than 10% of our total share capital (excluding newly issued shares sold with the approval of our independent director’s committee). Even if CIASA ceases to own the majority of the voting power of our capital stock, CIASA may continue to control our Board of Directors indirectly through its control of our Nominating and Corporate Governance Committee. As the controlling shareholder, CIASA may direct us to take actions that could be contrary to other shareholders’ interests and under certain circumstances CIASA will be able to prevent other shareholders, including you, from blocking these actions. Also, CIASA may prevent change of control transactions that might otherwise provide an opportunity to dispose of or realize a premium on investments in our Class A shares.
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
CIASA owns all of our Class B shares, and those Class B shares will be converted into Class A shares if they are sold to non-Panamanian investors. In connection with our initial public offering in December 2005, Continental Airlines (“Continental”) and CIASA reduced their ownership of our total capital stock from 49.0% to approximately 27.3% and from 51.0% to approximately 25.1%, respectively. In a follow-on offering in June 2006, Continental further reduced its ownership of our total capital stock from 27.3% to 10.0%. In May 2008, we and CIASA released Continental from its standstill obligations, and they sold down their remaining shares in the public market. CIASA holds registration rights with respect to a significant portion of its shares pursuant to a registration rights agreement entered into in connection with our initial public offering. In March 2010, CIASA converted a portion of its Class B shares into 1.6 million non-voting Class A shares and sold such Class A shares in an SEC-registered public offering. In the event CIASA seeks to reduce its ownership below 10% of our total share capital, our independent directors may decide to issue special voting shares solely to Panamanian nationals to maintain the ownership requirements mandated by the Panamanian Aviation Act. As a result, the market price of our Class A shares could drop significantly if CIASA further reduces its investment in us, other significant holders of our shares sell a significant number of shares or if the market perceives that CIASA or other significant holders intend to sell their shares. As of December 31, 2024, CIASA owned 26.6% of Copa Holdings’ total capital stock.
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
Our Class A shares are listed on the NYSE. During the three months ended December 31, 2024, the average daily trading volume for our Class A shares as reported by the NYSE was approximately 349,739 shares. Active, liquid trading markets generally result in lower price volatility and more efficient execution of buy and sell orders for our investors. The liquidity of a securities market is often affected by the volume of shares publicly held by unrelated parties. We cannot predict whether an active liquid public trading market for our Class A shares will be sustained.
Our operations in Cuba may adversely affect the market price of our Class A shares.
We currently offer passenger, cargo and mail transportation services to and from Cuba. For the year ended December 31, 2024, our transported passengers to and from Cuba represented approximately 2.4% of our total passengers. Our operating revenues from Cuban operations during the year ended December 31, 2024, represented approximately 0.4% of our total consolidated operating revenues for the year. Our assets located in Cuba are not significant.
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
In February 2025, we filed a final voluntary self-disclosure with the U.S. Department of the Treasury's Office of Foreign Assets Control (OFAC) concerning a potential violation of the United States Cuban Assets Control Regulations (CACR), OFAC is currently reviewing this voluntary self-disclosure. We have kept OFAC appraised of these actions and remain in communication with OFAC concerning our voluntary self-disclosure.
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
In February 2016, the Board of Directors approved a change to the dividend policy to limit aggregate annual dividends to an amount equal to 40% of the previous year’s annual consolidated underlying net income, to be distributed in equal quarterly installments subject to board ratification each quarter. Our Board of Directors may, in its sole discretion and for any reason, amend or repeal any aspect of this dividend policy. Our Board of Directors may decrease the level of dividends provided for in this dividend policy or entirely discontinue the payment of dividends. Future dividends with respect to shares of our common stock, if any, will depend on, among other things, our results of operations, cash requirements, financial condition, contractual restrictions, business opportunities, provisions of applicable law and other factors that our Board of Directors may deem relevant. See “Item 8A. Consolidated Statements and Other Financial Information—Dividend Policy.” On April 26, 2020, given the challenges presented by the COVID-19 pandemic, the Board decided to postpone payment of dividends for the remainder of 2020, 2021 and 2022. On February 12, 2025, the Board of Directors of Copa Holdings approved a 2025 quarterly dividend payment of $1.61 per share, maintaining last year’s dividend payment. Proposed dividends are subject to board ratification each quarter, and are not recognized as a liability as at December 31, 2024.
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
The share ownership requirements and transfer restrictions contained in our Articles of Incorporation, as well as the dual-class structure of our voting capital stock, are designed to ensure compliance with these ownership and control restrictions. See “Item 10B. Memorandum and Articles of Association—Description of Capital Stock”. At the present time, CIASA is the record owner of 100% of our Class B voting shares, representing approximately 26.6% of our total share capital and all of the voting power of our capital stock. These provisions of our Articles of Incorporation may prevent change of control transactions that might otherwise provide an opportunity to realize a premium on investments in our Class A shares. They also ensure that Panamanians will continue to control all the decisions of our Company for the foreseeable future.
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
On May 6, 1998, Copa Holdings, S.A., the holding company for Copa and related companies was incorporated as a sociedad anónima under the laws of Panama to facilitate the sale by CIASA of a 49% stake in Copa Holdings to Continental Airlines. In connection with Continental’s investment, we entered into an extensive alliance agreement with Continental providing for code-sharing, joint marketing, technical exchanges and other cooperative initiatives between the airlines. At the time of our initial public offering in December 2005, Continental reduced its ownership of our total capital stock from 49% to approximately 27.3%. In a follow-on offering in June 2006, Continental further reduced its ownership of our total capital stock from 27.3% to 10.0%. In May 2008, Continental sold its remaining shares in the public market. In March 2010, CIASA sold 4.2% of its interest and as of December 31, 2024, held 26.6% of our total capital stock.
Since 1998, we have grown and modernized our fleet while improving customer service and reliability. Our operational fleet has grown from 13 aircraft in 1998 to 112 aircraft as of January 1, 2025. In 1999, we received our first Boeing 737-700s, followed by our first Boeing 737-800 in 2003 and our first Embraer 190 in 2005. We discontinued the use of our last Boeing 737-200 in 2005. In 2018, we took delivery of our first four Boeing 737 MAX 9 aircraft. In addition, continuing our fleet optimization and efficiency efforts, in 2020, we signed an aircraft sale and purchase agreement for the remaining Embraer 190 fleet. In 2021, we sold three B737-700 aircraft. During 2022, we sold two B737-700 airframes, restored capacity to pre-pandemic levels and expanded our network with new frequencies and routes.
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
Capital Expenditures
During 2024, our capital expenditures were $465.9 million, which consisted of advance payments and reimbursements on aircraft purchase contracts and acquisition of property and equipment, that correspond mainly to 6 aircraft that arrived during 2024, compared to capital expenditures of $572.1 million in 2023 and $526.9 million in 2022.
B.Business Overview
We are a leading Latin American provider of airline passenger and cargo service through our two principal operating subsidiaries, Compañía Panameña de Aviación, S.A. (“Copa Airlines”) and AeroRepública. Copa Airlines operates from its strategically located position in the Republic of Panama, and AeroRepública operates a low-cost business model, Wingo, within Colombia and various cities in the region. As of December 31, 2024, we operate a fleet of 112 aircraft, 76 Boeing 737-Next Generation aircraft, 32 Boeing 737 MAX 9 aircraft, three Boeing 737 MAX 8 aircraft and one Boeing 737-800 BCF (Boeing Converted Freighter). As of December 31, 2024, we had one purchase contract with Boeing entailing 51 firm orders and 6 options of Boeing 737 MAX aircraft. These aircraft are scheduled for delivery between 2025 and 2030.
Copa currently offers approximately 401 daily scheduled flights among 82 destinations in 32 countries in North, Central and South America and the Caribbean from its Panama City hub. Copa provides passengers with access to flights to more than 180 other destinations through code-share arrangements with UAL and other airlines, pursuant to which each airline places its name and flight designation code on the other’s flights. Through its Panama City hub, Copa is able to consolidate passenger traffic from multiple points to serve each destination effectively.
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
•We focus on keeping our operating costs low. In recent years, our low operating costs and efficiency have contributed significantly to our profitability. Our operating CASM, excluding costs for fuel, was 5.80¢ in 2024. We believe that our cost per available seat mile reflects our modern fleet, efficient operations and the competitive cost of labor in the region.
•We operate a modern fleet. Our fleet consists of Boeing 737-MAX and Boeing 737-Next Generation aircraft equipped with winglets and other modern cost-saving and safety features. Over the next several years, we intend to enhance our modern fleet through the addition of 51 firm orders of Boeing 737 MAX aircraft, agreed to be delivered between 2025 and 2030. We believe that our modern fleet contributes to our on-time performance and high completion factor (percentage of scheduled flights not cancelled).
•We believe Copa has a strong brand and a reputation for quality service. We believe that the Copa brand is associated with value to passengers, providing world-class service and competitive pricing. For the year ended December 31, 2024, Copa’s statistic for on-time performance, according to DOT standard methodology of arrivals within 14 minutes of scheduled arrival time, was 86.4% and its completion factor was 98.9%. We believe our focus on customer service has helped to build passenger loyalty. In addition, the excellent response to our new loyalty program, ConnectMiles, demonstrates the strong affinity Copa customers have for the brand. In January 2025, for the tenth year, we received recognition from The Cirium 2024 On Time Performance (OTP) Review, as the most on-time airline in Latin America.
•Our management fosters a culture of teamwork and continuous improvement. Our management team has been successful at creating a culture based on teamwork and focused on continuous improvement. Each of our employees have individual or group objectives based on corporate goals that serve as a basis for measuring performance.

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
Industry
In Latin America, the scheduled passenger service market consists of three principal groups of travelers: strictly leisure, business and travelers visiting friends and family. Leisure passengers and passengers visiting friends and family typically place a higher emphasis on lower fares, whereas business passengers typically place a higher emphasis on flight frequency, on-time performance, schedule and service enhancements, including loyalty programs and airport lounges.
According to data from the International Air Transport Association, or “IATA”, Latin America comprised approximately 10.6% of international worldwide passengers flown in 2023.
The Central American aviation market is dominated by international traffic. According to data from IATA, international revenue passenger kilometers, or “RPKs”, are concentrated between North America and Central America. This segment represented 78.1% of international RPKs flown to and from Central America in 2023, compared to 15.8% RPKs flown between Central America and South America and 6.1% for RPKs flown between Central American countries. Total RPKs flown on international flights to and from Central America increased 13.1%, and load factors on international flights to and from Central America were 86% on average.

The chart below details passenger traffic between regions in 2023:

	2023 IATA Traffic Results
	Passenger Kms Flown		Available Seat Kms		Passenger Load Factor
	(Million)	Change (%)	(Million)	Change (%)	Load Factor	Change (%)
North America - Central America / Caribbean	183,157	14.0	217,678	9.9	84.1%	3.1 p.p.
North America - South America	111,840	18.6	130,558	13.9	85.7%	3.4 p.p.
Within South America	34,760	52.4	43,083	48.4	80.7%	2.1 p.p.
Central America/Caribbean - South America	37,090	13.5	44,265	6.9	83.8%	4.9 p.p.
Within Central America	14,226	21.6	18,310	20.3	77.7%	0.8 p.p.
Panama serves as a hub for connecting passenger traffic between major markets in North, South, and Central America and the Caribbean. Accordingly, passenger traffic to and from Panama is significantly influenced by economic growth in surrounding regions. Preliminary figures indicate that real GDP in 2024 increased by 2.5% in Panama and by 1.6% in Colombia, according to data of the World Economic and Financial Survey conducted by the International Monetary Fund (“IMF”).

	GDP (in US$ billions)		GDP per Capita
	2024 Current Prices (US$)	2024 Real GDP (% Growth)	2024 Current Prices (US$)
Argentina	604	-3.5	12,814
Brazil	2,188	3.0	10,296
Chile	329	2.5	16,365
Colombia	417	1.6	7,917
Mexico	1,848	1.5	13,972
Panama	87	2.5	19,369
USA	29,168	2.8	86,601
Source: International Monetary Fund, World Economic Outlook Database, October 2024.
According to IMF estimates, from 2017 to 2024, Panama’s real GDP grew at an average annual rate of 3.9%, while inflation averaged 0.9% per year. The IMF currently estimates Panama’s population to be approximately 4.5 million in 2024, with the majority of the population concentrated in Panama City, where our hub at Tocumen International Airport is located. We believe the combination of a stable, service-oriented economy and steady population growth has helped drive our domestic origin and destination passenger traffic.
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
Colombia is the third largest country in Latin America in terms of population, with a population of approximately 52.7 million in 2024 according to the IMF and has a land area of approximately 440,000 square miles. Colombia’s GDP is estimated to be $417.2 billion for 2024, and per capita income was approximately $7.9 thousand (current prices) according to the IMF. Colombia’s geography is marked by the Andean mountains and an inadequate road and rail infrastructure, making air travel a convenient and attractive transportation alternative. Colombia shares a border with Panama, and for historic, cultural and business reasons it represents a significant market for many Panamanian businesses.

Route Network and Schedules
As of December 31, 2024, Copa provided regularly scheduled flights to 82 cities in North, Central and South America and the Caribbean. The majority of Copa flights operate through our hub in Panama City which allows us to transport passengers and cargo among a large number of destinations with service that is more frequent than if each route were served directly.
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
In addition to increasing the frequencies to destinations we already serve, Copa’s business strategy is also focused on adding new destinations across Latin America, the Caribbean and North America. We currently plan to introduce new destinations and to increase frequencies to many of the destinations that Copa currently serves. Our fleet allows us to improve our service by increasing frequencies and service to new destinations with the right-sized aircraft.
As a part of our strategic relationship with United Airlines (“UAL”), Copa provides flights through code-sharing arrangements to over 130 other destinations. In addition to codeshares provided with our Star Alliance partners, Copa also has code-sharing arrangements in place with several other carriers, including Air France, KLM, Iberia, Air Europa, Emirates, Gol and Azul.
In December 2016, we launched a low-cost business model, Wingo, to diversify our offerings and to better compete with other low-cost carriers in the markets. Wingo serves domestic flights in Colombia and some international cities to and from Colombia. In 2021, we incorporated a new Wingo operator based in Panama, La Nueva Aerolínea, S.A., and in 2023, we started operating one 737-800 aircraft.
Revenue by Region
The following table shows our revenue generated in each of our major operating regions.

	Year Ended December 31,
Region	2024	2023	2022
North America (1)	40.5%	38.9%	32.7%
South America	35.9%	36.1%	37.4%
Central America (2)	22.0%	23.3%	28.0%
Caribbean (3)	1.5%	1.6%	1.9%
(1)Includes USA, Canada and Mexico
(2)Includes Panama
(3)Includes Cuba, Dominican Republic, Haiti, Jamaica, Puerto Rico, Aruba, Curaçao, St. Maarten, Bahamas, Barbados and Trinidad and Tobago
Airline Operations
Passenger Operations
Passenger revenue accounted for approximately $3.3 billion in 2024, $3.3 billion in 2023, and $2.8 billion in 2022, representing 95.6%, 95.9%, and 95.3%, respectively, of Copa’s total revenues. Leisure traffic, which makes up close to half of Copa’s total traffic, tends to coincide with holidays, school vacations and cultural events and peaks in July and August, and again in December and January. Approximately one third of Copa’s passengers regard Panama City as their destination or origination point, and most of the remaining passengers pass through Panama City in transit to other points on our route network.
Cargo Operations
In addition to our passenger service, we make efficient use of extra capacity in the belly of our aircraft by carrying cargo. Our cargo operations consist principally of freight service. Copa’s cargo business generated revenues of approximately $100.5 million in 2024, $97.1 million in 2023, and $101.8 million in 2022, representing 2.9%, 2.8%, and 3.4% respectively, of Copa’s operating revenues. We primarily move our cargo in the belly of our aircraft; however, we also wet-lease and charter freighter capacity when necessary to meet our cargo customers’ needs. In 2021, we converted a Boeing 737-800 passenger aircraft into a cargo aircraft. In March 2022, the newly converted freighter aircraft, the Boeing 737-800 BCF with a capacity of 21.7 tons per flight, began operations.
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
Copa charges higher fares for tickets sold on higher-demand routes, tickets purchased on short notice and other itineraries suggesting a passenger would be willing to pay a premium. This represents strong value to Copa’s business customers, who need more flexibility with their flight plans, and allows for lower leisure fares when bought early. The number of seats Copa offers at each fare level in each market results from a continual process of analysis and forecasting. Past booking history, seasonality, the effects of competition and current booking trends are used to forecast demand. Current fares and knowledge of upcoming events at destinations that will affect traffic volumes are included in Copa’s forecasting model to arrive at optimal seat allocations for its fares on specific routes. Copa uses a combination of approaches, taking into account yields, load factors and other factors, depending on the characteristics of the markets served, to arrive at a strategy for achieving the best possible revenue per available seat mile, balancing the average fare charged against the corresponding effect on our load factors.
Relationship with UAL
In May 1998, Copa Airlines and Continental Airlines entered into a comprehensive alliance agreement to offer a more complete and seamless travel experience to passengers. The agreement encompassed a broad array of activities, including Copa’s participation in Continental’s frequent flyer programs and VIP lounges, code sharing, other joint business activities, as well as trademark agreements. Continental became a subsidiary of UAL after its merger with United Airlines in 2010, and UAL has continued its longstanding cooperation with Copa Airlines through a series of renewed agreements.
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
Our alliance relationship with UAL enjoys a grant of antitrust immunity from the U.S. Department of Transportation, or “DOT”. The alliance agreement has an initial term through May 2026 and is set to automatically renew for subsequent five-year terms, though it is terminable by either airline in cases of, among other things, uncured material breaches of the alliance agreement, bankruptcy, termination of the services agreement for breach, termination of the frequent flyer participation agreement without entering into a successor agreement, certain competitive activities, certain changes of control of either of the parties and certain significant operational service failures.
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
Travel agents may obtain airline travel information and issue airline tickets through a direct connection program that we launched on September 1, 2022, using the New Distribution Capability (NDC) standard or through the traditional GDSs that enable them to make reservations on flights from a large number of airlines. GDSs are also used by travel agents to make hotel and car rental reservations. Copa participates actively in major international GDSs, including SABRE, Amadeus and Travelport. In return for access to these GDS systems, Copa pays transaction fees that are generally based on the number of segments booked through each system and a portion of these transaction fees are now passed on to the passenger in the form of a distribution cost recovery surcharge.
Copa has a sales and marketing network consisting of 30 ticket offices, including city ticket offices located in Panama, Colombia and other countries, in addition to the airports where we operate.
In September 2022, Copa implemented a channel differentiation strategy (“Copa Connect”) with the objective of shifting sales to more cost-efficient channels. This strategy adds a distribution surcharge to the fare for tickets purchased through the traditional travel agency GDS channel (known as EDIFACT) in order to offset the higher cost of this channel. For travel agencies, and their customers, who want to avoid the GDS distribution surcharge, we have offered a direct connection alternative leveraging the IATA “New Distribution Capability” (NDC) standard.
Advertising and Promotional Activities. In recent years, we have increased our use of digital marketing, including social media via Facebook, Instagram and Twitter (X) to enhance our brand image and engage customers in a new way. Although the majority of our efforts are currently focused on digital channels, our advertising and promotional activities also include the use of television, print, radio and billboards, as well as targeted public relation events in the cities where we fly. We believe that the corporate traveler is an important part of our business, and we particularly promote our service to these customers by conveying the reliability, convenience and consistency of our service and offering value-added services such as convention and conference travel arrangements. We also promote package deals for the destinations where we fly through combined efforts with selected hotels and travel agencies.
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
Copa competes with a number of other airlines that currently serve the routes on which we operate, including Avianca, American Airlines, Delta Air Lines, Spirit, JetBlue, Azul, Aeromexico, Gol, Volaris, Arajet, Jetsmart and LATAM, among others. In order to remain competitive, we must constantly react to changes in prices and services offered by our competitors.
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
Aircraft
As of December 31, 2024, Copa operates a fleet consisting of 112 aircraft. As of December 31, 2024, Copa has firm orders to purchase 51 Boeing 737 MAX aircraft to be delivered between 2025 and 2030. In October 2018, Copa signed an aircraft sale and purchase agreement for the sale of five Embraer 190 aircraft in 2019. In 2020, we signed an aircraft sale and purchase agreement for the remaining Embraer 190 aircraft. In 2021, we completed the sales of the Embraer 190 aircraft and the three B737-700 aircraft. During 2022, the Company sold two B737-700 airframes that were under a lease agreement to a third party.
The current composition of the Copa fleet as of December 31, 2024, is fully described below:
Average Term of Lease

	Number of Aircraft		Leased	Remaining (Years)	Average Age (Years)	Seating Capacity
	Total	Owned
Boeing 737 MAX	35	31	4	5.9	3.3	166/174
Boeing 737-700	9	9	0	0	21.2	124/126
Boeing 737-800	68	45	23	4.5	12.5	154/160/166/186
Total	112	85	27	4.7	10.1	—
The table below describes the expected size of our fleet at the end of each year set forth below, assuming delivery of all aircraft for which we currently have firm orders:

Aircraft Type	2025	2026	2027	2028	2029	2030	2031
737-700	9	8	5	0	0	0	0
737-800	69	66	64	58	58	50	45
737-MAX(1)	48	54	65	84	91	89	88
Total Fleet	126	128	134	142	149	139	133
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

Following our strategy, as of December 31, 2024, we have firm orders to purchase 51 Boeing 737 MAX aircraft to be delivered between 2025 and 2030. The 737 MAX provides additional benefits to the current fleet such as fuel efficiency, longer range and additional capacity compared to the current Copa seat configuration. Following the Ethiopian Airlines accident involving a Boeing 737 MAX 8 aircraft, we suspended operations of our six Boeing 737 MAX 9 aircraft as regulatory authorities around the world grounded the aircraft. On November 18, 2020, the FAA rescinded its grounding order, issued an airworthiness directive, and published training requirements enabling the Company to begin modifying certain operating procedures, implementing enhanced pilot training requirements, installing FAA-approved flight control software updates, and completing other required maintenance tasks specific to the MAX aircraft. On January 2021, we resumed operations of our Boeing 737 MAX fleet after the authorization of the Autoridad Aeronáutica Civil de Panama. On January 6, 2024, following the Airworthiness Directive issued by the FAA, we suspended operations of 21 Boeing 737 MAX 9 aircraft. From January 6 to January 29, 2024, a total of 1,788 flights were cancelled. After undergoing the technical inspections required by regulators, all of these aircraft have returned to our flight schedule.
Through several special purpose vehicles, we currently have beneficial ownership of 85 of our aircraft. In addition, we lease 27 of our aircraft under long-term lease agreements that have an average remaining term of 4.7 years. Leasing some of our aircraft provides us with flexibility to change our fleet composition if we consider it to be in our best interests to do so. We make monthly rental payments, some of which are based on floating rates, but we are not required to make termination payments at the end of the lease. Currently, we do not have purchase options under any of our operating lease agreements. Under our operating lease agreements, we are required to make supplemental rent payments at the end of the lease that are calculated with reference to the aircraft’s maintenance schedule. In either case, we must return the aircraft in the agreed-upon condition at the end of the lease term. Title to the aircraft remains with the lessor. We are responsible for the maintenance, servicing, insurance, repair and overhaul of the aircraft during the term of the lease.
To better serve our business travelers, we offer a business class (Clase Ejecutiva) configuration in our fleet. Our business class service features upgraded meal service, special check-in desks, bonus mileage for full-fare business class passengers and access to VIP lounges. Our Boeing 737-800 aircraft currently have three different configurations: one with 16 business class seats with 38-inch pitch seats and a total of 160 seats, a second with 16 business class seats with 49-inch pitch seats and a total of 154 seats and a third with 16 business class seats with 38-inch pitch seats and a total of 166 seats. Our Boeing 737 MAX 9 aircraft feature two configurations: one with 16 full lie-flat seats in business class (Dreams) and a total of 166 seats and another configuration with 12 full lie-flat seats in business class (Dreams) and a total of 174 seats. Our Boeing 737-700 aircraft have 12 business class seats and a total of 126 seats.
Also, within the Copa Holdings fleet, there are nine 737-800s dedicated to the operations of Wingo. These aircraft are equipped with 186 economy class seats.
Each of our Boeing 737-Next Generation aircraft is powered by two CFM International Model CFM 56-7B engines. Our Boeing 737 MAX aircraft are powered by two CFM International Leap 1B engines. We currently have thirteen spare engines for service replacements and for periodic rotation through our fleet.
Maintenance
The maintenance performed on our aircraft can be divided into two general categories: line and heavy maintenance. Line maintenance consists of routine, scheduled maintenance checks on our aircraft, including pre-flight, service visits, “A-checks” and any diagnostics and routine repairs. Copa’s line maintenance is performed by Copa’s own technicians at our main base in Panama and/or at the out stations by Copa Airlines and/or AeroRepública employees or third-party contractors. Heavy maintenance consists of more complex inspections and overhauls, including “C-checks,” and servicing of the aircraft that cannot be accomplished during an overnight visit. Maintenance checks are performed intermittently as determined by the aircraft manufacturer through Copa Airlines AAC approved maintenance program. These checks are based on the number of hours, departures or calendar months flown. Historically we had contracted with certified outside maintenance providers, such as COOPESA. In October of 2010, Copa decided to begin performing a portion of the heavy maintenance work in-house. The hiring, training, facility and tooling setup, as well as enhancing certain support shops, were completed during a ten-month period. Ultimately, Copa acquired the required certifications by the local authorities to perform the first in-house C-Check in August 2011, followed by its second C-check in October of the same year. Today we are performing a continuous line of C-Checks in-house for the entire year, and on January 20, 2017, we held the ground-breaking of our new maintenance facility at Tocumen International Airport which allows us to perform up to three complete continuous lines of C-checks, as required. The new facility commenced operations in January 2019. In 2024, 29 heavy maintenance checks were successfully performed in-house. When possible, Copa attempts to schedule heavy maintenance during its lower-demand seasons in order to maximize productive use of its aircraft.

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
Copa Airlines and AeroRepública employ, system-wide, around 727 maintenance professionals, who perform maintenance in accordance with maintenance programs that are established by the manufacturers and approved and certified by international aviation authorities. Every mechanic is trained in factory procedures and goes through our own rigorous in-house training program. Every mechanic is licensed by the AAC and approximately 24 of our mechanics are also licensed by the FAA. Our safety and maintenance procedures are reviewed and periodically audited by the AAC (Panama), UAEAC (Colombia), the FAA (United States), IATA (IOSA) and, to a lesser extent, every foreign country to which we fly. Copa Airlines’ maintenance facility at Tocumen International Airport has been certified by the FAA as an approved repair station, under FAR Part 145, and once a year the FAA inspects this facility to validate and renew the certification. Copa’s aircraft are initially covered by warranties that have a term of four years, resulting in lower maintenance expenses during the period of coverage. All of Copa Airlines’ and AeroRepública’s mechanics are trained to perform line maintenance on each of the Boeing 737-Next Generation and Boeing 737 MAX.
All of AeroRepública’s maintenance and safety procedures are certified by the Aeronáutica Civil of Colombia and Bureau Veritas Quality International (“BVQI”), the institute that issues International Organization for Standardization, or “ISO,” quality certificates. All of AeroRepública’s maintenance personnel are licensed by the Aeronáutica Civil of Colombia. In August 2024, AeroRepública received its IATA Operational Safety Audit, or “IOSA,” compliance certification, which will remain valid until December 2026.
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
The SMS is supported by safety investigations and a comprehensive audit program. Investigations are initiated either by operational events or analyses of relevant trend information, such as via our Flight Data Analysis program. These investigations are conducted by properly qualified and trained internal safety professionals. Our audit program consists of three major components. The first serves as the aircraft maintenance quality assurance program and is supported by six dedicated maintenance professionals. The second team consists of an internal team dedicated to conducting standardized audits of airport, flight operations, and associated functions. The third component of our audit program is a biennial audit of all operational components by the internationally recognized standard IOSA (IATA Operational Safety Audit). In 2024, Copa Airlines and AeroRepública successfully completed IOSA audits by external providers.
Airport Facilities
We believe that our hub at Panama City’s Tocumen International Airport (PTY) is an excellent base of operations for the following reasons:
•Panama’s consistently temperate climate is ideal for airport operations.
•Tocumen International Airport is the only airport in Central America with two operational runways. Also, unlike some other regional airports, consistent modernization and growth of our hub has kept pace with our needs. In 2012, Tocumen International Airport completed

Phase II of an expansion project of the existing terminal. In 2013, Tocumen International Airport awarded the bid for the construction of a new terminal (“Terminal 2” or “T2”), with an additional 20 gates and eight remote positions. Terminal 2 started operating a few gates during the early part of 2019. On June 22, 2022, we moved our ticket counter and baggage claim operations to Terminal 2 and began using 20 fully equipped gates in this new terminal. In 2022, we also opened a new Copa Club, spanning 20,720 square feet, in the new Terminal. The transition between terminals did not impact our operations.
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
Aircraft Fuel Data

	2024	2023	2022
Average price per gallon of jet fuel into plane (excluding hedge) (in U.S. dollars)	$2.66	$3.02	$3.60
Gallons consumed (in millions)	354.5	327.6	291.4
Available seat miles (in millions)	30,077	27,700	24,430
Gallons per ASM (in hundredths)	1.18	1.18	1.19
In 2024, the average price of West Texas Intermediate or “WTI” crude oil, a benchmark widely used for crude oil prices that is measured in barrels and quoted in U.S. dollars, decreased by 1.3% from $77.6 per barrel to $76.6 per barrel. In 2024, we did not hedge any of our fuel needs, and we have not hedged any part of our fuel needs for 2025. Although we have not added hedge positions since August of 2015, we continue to evaluate various hedging strategies and may enter into additional hedging agreements in the future, as any substantial and prolonged increase in the price of jet fuel will likely materially and negatively affect our business, financial condition and results of operation. In the past, we have managed to offset some of the increases in fuel prices with higher load factors, fuel surcharges and fare increases. In addition, our relatively young, winglet-equipped fleet and robust fuel conservation measures also help us mitigate the impact of higher fuel prices.

Additionally, global geopolitical events, such as the conflict between Russia and Ukraine beginning in February 2022, led to an increase in fuel costs which may negatively impact our business operations. Due to the evolving nature of such events, we are unable to predict the extent of the impact on our business.
Insurance
We maintain passenger liability insurance in an amount consistent with industry practice, and we insure our aircraft against losses and damages on an “all risks” basis. We have obtained all insurance coverage required by the terms of our leases. We believe our insurance coverage is consistent with airline industry standards and appropriate to protect us from material losses in light of the activities we conduct. No assurance can be given, however, that the amount of insurance we carry will be sufficient to protect us from material losses. By leveraging the purchasing power of our alliance partner, UAL, we believe we are able to negotiate lower premiums and better coverage terms than those we would get if we were to purchase a standalone policy.
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
Starting in 2019, Copa is reporting the fuel consumption ratios during its annual flight operations and its gas emissions to the AAC. As a result, Copa is in line with the global aviation effort led by ICAO, Colombia, and Panama Civil Aviation Authorities with the implementation of the Carbon Offsetting and Reduction Scheme for International Aviation (CORSIA). The first gas emissions report corresponding to 2019 operations was successfully delivered to the AAC on October 2020, after passing the audit by our external Verification Body of greenhouse gas emissions accredited by ICAO. The Gas Emissions Report (ER) corresponding to 2023 operations was delivered to the AAC on May 2024 and the ER corresponding to the 2024 operations will be delivered to the AAC on May 2025.
In 2024, we were able to collect a total of 207 tons of recycling materials in Panama’s Copa facilities and avoid sending waste to the landfill. During the same period, we recycled vehicle oil and aircraft fuel, for which we outsourced the collection of 5,710 gallons of hydrocarbons for use as alternative fuel for other industries, thus avoiding the contamination of natural resources. We also outsourced the collection of 696,337 gallons of water contaminated with chemicals generated during aircraft cleaning and painting operations, and from vehicle maintenance processes. The subsequent treatment of the collected water made it possible to recover 95% of the volume treated returning 661,520 gallons of water to nature. We have properly disposed of a total of 42.33 tons of chemical waste from Aircraft Maintenance operations. Additionally, we have collected 428,000 gallons of waste from beverages on board, which were treated by a supplier and safely returned to nature.
We have implemented several initiatives to reduce our carbon footprint. We have installed solar panels at our facilities located in Panama, including our maintenance hangar and support facilities at the Tocumen International Airport, harnessing renewable energy for a portion of our ground-based operations. Additionally, we have transitioned a significant portion of our ground support equipment to electric-powered alternatives, reducing emissions from ground operations. Furthermore, we have eliminated a significant amount of plastic cups in our operations by removing the use of single-use plastics on our flights, replacing them with biodegradable and reusable materials, diverting substantial plastic waste from landfills. These efforts reflect our ongoing dedication to mitigating environmental impact while maintaining operational efficiency.

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
Open Skies Agreements. We operate within the framework of multiple open skies agreements established by Panama. These bilateral and multilateral agreements liberalize air services by removing restrictions on routes, capacity, and pricing, enhancing operational flexibility and pursue of new market opportunities. As of 2024, Panama has entered into open skies agreements with over 20 countries, including the United States, Brazil, the Dominican Republic, Colombia, and Singapore, with recent additions such as Qatar (2023) and the United Arab Emirates (2024). Panama is also a signatory to the Multilateral Open Skies Agreement of the Latin American Civil Aviation Commission (LACAC), with certain reservations, further expanding our regional connectivity.

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
D.Property, plants and equipment
Headquarters
Our headquarters are located six miles away from Tocumen International Airport. We have leased five floors consisting of approximately 105,981 square feet of the building from Desarollo Inmobiliario Del Este, S.A., an entity controlled by some of the investors that control CIASA, under a ten-year lease that began in January 2015 and that was renewed in 2025 for an eleven-year period at a rate of $0.2 million per month.
Other Property
At Tocumen International Airport, we lease two maintenance hangars, operations offices in the terminal, counter space, parking spaces and other operational properties from the entity that manages the airport. We pay approximately $321,338 per month for this leased property. Around Panama City, we also lease various office spaces, parking spaces and other properties from a variety of lessors, for which we pay approximately $59,372 per month in the aggregate.

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
You should read the following discussion in conjunction with our consolidated financial statements and the related notes and the other financial information included elsewhere in this annual report. Discussions of year-over-year comparisons between 2023 and 2022 that are not included in this Form 20-F can be found in Part I, Item 5, Operating and Financial Review and Prospects” of our Form 20-F for the fiscal year ended December 31, 2023.
We are a leading Latin American provider of airline passenger and cargo service through our two principal operating subsidiaries, Copa Airlines and AeroRepública. Copa Airlines operates from its strategically located position in the Republic of Panama, and AeroRepública operates a low-cost business model within Colombia and various cities in the region.
Copa currently offers approximately 401 daily scheduled flights among 82 destinations in 32 countries in North, Central and South America and the Caribbean from its Panama City hub. Copa provides passengers with access to flights to more than 180 other destinations through code-share arrangements with our Star Alliance partners and other carriers including Air France, KLM, Iberia, Air Europa, Emirates, Gol and Azul. Through its Panama City hub, Copa Airlines is able to consolidate passenger traffic from multiple points to serve each destination effectively.
As of December 31, 2024, Copa Airlines and Wingo operate a modern fleet of 112 Boeing 737 aircraft. To meet growing capacity requirements, we have firm orders, including purchase and lease commitments. As of December 31, 2024, the Company has firm orders to purchase 51 Boeing 737 MAX aircraft to be delivered between 2025 and 2030.
Factors Affecting Our Results of Operations
Fuel
In 2024, the average price of WTI crude oil, a benchmark widely used for crude oil prices that is measured in barrels and quoted in U.S. dollars, decreased by 1.3% from $77.6 per barrel to $76.6 per barrel. In 2024, we did not hedge any of our fuel needs. For 2025 although we have not hedged any part of our anticipated fuel needs, we continue to evaluate various hedging strategies and may enter into hedging agreements in the future, as any substantial and prolonged increase in the price of jet fuel will likely materially and negatively affect our business, financial condition and results of operation. In the past, we have managed to offset some of the increases in fuel prices with higher load factors, fuel surcharges and fare increases. In addition, our relatively young, winglet-equipped fleet and robust fuel conservation measures also help us mitigate the impact of higher fuel prices.
Additionally, global geopolitical events, such as the conflict between Russia and Ukraine beginning in February 2022, or the conflict in the Middle-East, have contributed to fluctuations in fuel costs, which may negatively impact our business operations. Due to the evolving nature of such events, we are unable to predict the extent of the impact on our business.
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

In Colombia, real GDP, at constant prices, increased 1.6% in 2024. Average inflation of consumer prices in Colombia was approximately 6.7% in 2024, according to the IMF.
According to data from The Preliminary Overview of the Economies of Latin America and the Caribbean, an annual United Nations publication prepared by the Economic Development Division, the economy of Latin America (including the Caribbean) is estimated to increase by 2.4% in 2025. Preliminary figures, according to the IMF, for 2024 indicate that the Panamanian economy increased by 2.5% (versus 7.3% increase in 2023). Headline inflation in Panama was 1.3% compared to 1.5% in 2023.
Revenues
We derive our revenues primarily from passenger transportation, which represented 95.6% of our revenues for the year ended December 31, 2024. In addition, 2.9% of our total revenues are derived from cargo and 1.5% from other activities.
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
The following table sets forth our capacity, load factor and yields for the periods indicated.

	2024	2023	2022
Capacity (in available seat miles, in millions)	30,077	27,700	24,430
Load factor	86.3%	86.8%	85.1%
Yield (in cents)	12.68	13.79	13.59
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
Fuel. The price we pay for aircraft fuel varies significantly from country to country primarily due to local taxes. While we purchase aircraft fuel at most of the airports to which we fly, we attempt to negotiate fueling contracts with companies that have a multinational presence in order to benefit from volume purchases. During 2024, as a result of the location of its hub, Copa purchased 53% of its aircraft fuel in Panama. Copa has 26 suppliers of aircraft fuel across its network. In some cases, we tanker fuel in order to minimize our cost, by fueling in airports where fuel prices are lowest. Our aircraft fuel expenses are variable and fluctuate based on global oil prices.
Aircraft Fuel Data

	2024	2023	2022
Average price per gallon of jet fuel into plane (excluding hedge) (in U.S. dollars)	$2.66	$3.02	$3.60
Gallons consumed (in millions)	354.5	327.6	291.4
Available seat miles (in millions)	30,077	27,700	24,430
Gallons per ASM (in hundredths)	1.18	1.18	1.19
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
Sales and distribution. Our sales and distribution expenses are driven mainly by passenger revenues, indirect channel penetration performance, agreed commission rates, and from payments to global distribution systems “GDS”, such as Amadeus and Sabre. Our commission expenses consist primarily of payments for ticket sales made by travel agents and commissions paid to credit card companies, depending on the country. During the last few years, we have reduced our commission expense per available seat mile primarily by increasing the proportion of our sales made through direct channels. We expect this trend to continue as more of our customers become accustomed to purchasing through our website at www.copaair.com, mobile app, and call centers. While increasing direct sales may increase the commissions we pay to credit card companies, we expect that the savings from the corresponding reduction in travel agency commissions will more than offset this increase. In recent years, base commissions paid to travel agents have decreased significantly. At the same time, we have encouraged travel agencies to move from standard base commissions to incentive compensation based on sales volume and fare types. In addition, the GDS or reservation systems tend to raise their rates periodically, but we expect that if we are successful in encouraging our customers to purchase tickets through our direct sales channels, including the direct NDC channel for travel agencies, these costs will continue to decrease as a percentage of our operating costs. A portion of our reservations and sales expenses is also comprised of our licensing payments for the SHARES reservation and check-in management software we use, which is not expected to change significantly from period to period; as well as other suppliers.
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
We are also subject to local tax regulations in each of the other jurisdictions where we operate, the great majority of which are related to the taxation of our income. In some of the countries to which we fly, we do not pay any income taxes because we do not generate income under the laws of those countries either because they do not have income taxes or due to bilateral treaties or other arrangements those countries have with Panama. In the remaining countries, we pay income tax at rates ranging from 7% to 35% of our income attributable to those countries. Different countries calculate our income in different ways, but they are typically derived from our sales in the applicable country multiplied by our net margin or by a presumed net margin set by the relevant tax legislation.
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
Our income tax expense totaled approximately $97.7 million in 2024, $97.0 million in 2023 and $40.2 million in 2022.

Results of Operation
The following table shows each of the line items in our statement of profit or loss for the periods indicated as a percentage of our total operating revenues for that period:

	2024	2023	2022
Operating revenues:
Passenger revenue	95.6%	95.9%	95.3%
Cargo and mail revenue	2.9%	2.8%	3.4%
Other operating revenue	1.5%	1.3%	1.3%
Total operating revenues	100.0%	100.0%	100.0%
Operating expenses:
Fuel	27.5%	28.8%	35.5%
Wages, salaries, benefits and other employees expenses	13.7%	12.6%	12.8%
Passenger servicing	3.2%	2.6%	2.4%
Airport facilities and handling charges	7.3%	6.4%	6.5%
Sales and distribution	6.0%	6.6%	7.6%
Maintenance, materials and repairs	3.1%	3.8%	3.5%
Depreciation, amortization and impairment	9.6%	8.9%	9.0%
Impairment of non financial assets	—%	—%	—%
Flight operations	3.8%	3.2%	3.3%
Other operating and administrative expenses	4.0%	3.8%	4.2%
Total operating expenses	78.2%	76.6%	84.8%
Operating income	21.8%	23.4%	15.2%
Non-operating income (expense):
Finance cost	(2.5)%	(4.6)%	(3.0)%
Finance income	1.7%	1.5%	0.6%
Gain (loss) on foreign currency fluctuations	(1.0)%	0.1%	(0.3)%
Net change in fair value of derivatives	0.1%	(2.8)%	0.6%
Other non-operating income (expense)	0.2%	0.2%	—%
Total non-operating income (expense)	(1.4)%	(5.7)%	(2.1)%
Profit before income taxes	20.5%	17.7%	13.1%
Income taxes	(2.8)%	(2.8)%	(1.4)%
Net profit	17.6%	14.9%	11.7%
Year 2024 Compared to Year 2023
Our consolidated net profit in 2024 totaled $608.1 million, compared to a net profit of $514.1 million in 2023. In addition, we had consolidated operating profit of $753.0 million in 2024, compared to an operating profit of $807.2 million in 2023. Our consolidated operating margin in 2024 was 21.8%, a decrease of 1.6 percentage points versus 2023. These results were driven by passenger demand increase, offset by lower passenger average fares.
Operating revenue
Our consolidated revenue totaled $3.4 billion in 2024, a 0.3% decrease over operating revenue of $3.5 billion in 2023, mainly due to a decrease of 8.3% in passenger average fare, offset by an 8.3% increase in passenger traffic.
Passenger revenue. Passenger revenue totaled $3.3 billion in 2024, a 0.7% decrease over passenger revenue of $3.3 billion in 2023. This was driven by a decrease of 8.3% in passenger average fare, offset by a 8.3% increase in passengers.
Cargo and mail revenue. Cargo and mail revenue totaled $100.5 million in 2024, a 3.5% increase from cargo and mail revenue of $97.1 million in 2023, related to higher cargo volumes.

Other operating revenue. Other operating revenue totaled $52.3 million in 2024, a 20.2% increase from other revenue of $43.5 million in 2023 driven by an increase in frequent flyer program partnership revenues.
Operating expenses
Our consolidated operating expenses totaled $2.7 billion in 2024, a 1.6% increase over operating expenses of $2.6 billion in 2023. This is mainly as a result of 8.6% increase of ASMs versus 2023, offset by lower fuel costs and sales and distribution expenses.
An overview of the major variances in operating expenses on a consolidated basis follows:
Fuel. Aircraft fuel totaled $949.3 million in 2024, a 4.7% decrease from aircraft fuel of $995.9 million in 2023, mainly due to a 11.9% lower effective fuel price, offset by a 7.3% increase in block hours.
Wages, salaries and other employees’ expenses. Salaries and benefits totaled $470.6 million in 2024, a 7.8% increase over salaries and benefits of $436.5 million in 2023, mainly as a result of an increased headcount to support additional capacity, as well as cost of living salary adjustments.
Passenger servicing. Passenger servicing totaled $109.2 million in 2024 compared to $89.1 million in 2023. This represented a 22.5% increase driven by 8.3% more passengers and a higher effective rate per passenger that resulted mainly from passenger compensation related to the max grounding.
Airport facilities and handling charges. Airport facilities and handling charges totaled $252.8 million in 2024, a 13.9% increase over $221.9 million in 2023. This increase was driven mainly by a 7.0% increase in departures, changes in mix of destinations, and higher airport and handling fees in certain countries.
Sales and Distribution. Sales and distribution totaled $208.0 million in 2024, an 8.5% decrease compared to $227.2 million in 2023, driven mainly by a reduction in our distribution costs as a result of higher penetration of both direct sales and the lower-cost travel agency channels.
Maintenance, materials and repairs. Maintenance, materials and repairs totaled $105.9 million in 2024, a 20.1% decrease over $132.5 million in 2023. This decrease was primarily a result of an adjustment in the company’s provision related to the future return of leased aircraft, offset by 7.3% more flight hours in 2024 versus 2023.
Depreciation, amortization and impairment. Depreciation totaled $330.7 million in 2024, an 8.0% increase over $306.1 million in 2023, mainly related to additional aircraft and more maintenance events.
Flight operations. Flight operations amounted to $129.5 million in 2024, an 17.8% increase compared to $109.9 million in 2023, mainly due to 7.3% more block hours and higher overflight rates.
Other operating and administrative expenses. Other expenses totaled $137.1 million in 2024, a 5.0% increase from $130.7 million in 2023, mostly related to an increase in overhead expenses mainly related to IT costs.
Total Non-operating Income (Expense)
Non-operating expense totaled $47.2 million in 2024, as compared to non-operating expense of $196.1 million in 2023 mainly due to the unrealized mark-to-market gain of hedge transactions related to the Brazilian real.
Finance cost. Finance cost totaled $84.5 million in 2024 mainly comprised of the loan interest and commission expenses, discount rate utilized for the calculation of leased aircraft charges, interest charges related to operating leases and other interest charges. This represents a 46.6% decrease over finance cost of $158.2 million in 2023.
Finance income. Finance income totaled $58.9 million in 2024, an 17.3% increase over finance income of $50.2 million in 2023 due to an increase in investments and higher interest rates.
Gain (loss) in foreign currency fluctuations. Loss in foreign currency fluctuations totaled $34.0 million in 2024, a decrease over a gain in foreign currency fluctuations of $3.1 million in 2023. This result mainly driven by the devaluation of the Brazilian real and Colombian peso throughout the year 2024.
Net change in fair value of derivatives. Net fair value of derivatives totaled $4.5 million gain in 2024, a 104.5% increase over $98.3 million loss in 2023, mostly driven by the unrealized mark-to-market gain of hedge transactions related to the Brazilian real.

Other non-operating income (expense). Other non-operating expense totaled $7.9 million income in 2024, compared to $7.2 million income in 2023 mainly due to changes in the value of financial investments.
B.Liquidity and Capital Resources
Our cash, cash equivalents, and short-term investments at December 31, 2024, increased by $284.0 million compared to December 31, 2023, to $1,199.2 million. As part of our financing policy, we expect to meet our liquidity needs with cash from operations, cash on hand and the utilization of committed credit facilities, if needed. As of the date hereof, our current unrestricted cash exceeds our forecasted cash requirements to carry out operations, including payment of debt service, for fiscal year 2025.
Our cash, cash equivalent and short-term investment position represented 34.8% of our revenues for the year ended December 31, 2024, and 20.9% of our total assets and 50.5% of our total equity as of December 31, 2024, which we believe provides us with an adequate liquidity position.
In recent years, we have been able to meet our working capital requirements through cash from our operations. In 2024, we experienced an operational net cash decrease of $47.9 million compared with the previous year. Our ability to meet our liquidity needs in the future is subject to numerous risks and uncertainties, including the levels of cash refunds of customer deposits, the results of contract negotiations with suppliers and whether we take delivery of aircraft pursuant to existing commitments as well as the terms on which we do so and the terms of any related financing available to us.
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
Copa Holdings, S.A., through its subsidiaries, has aggregate uncommitted unsecured credit facilities of $175.0 million as of December 31, 2024.
Operating Activities
We rely primarily on cash flows from operations to provide working capital for current and future operations. Our net cash flows provided by operating activities for the year ended December 31, 2024, were a net operating cash inflow of $996.8 million, a decrease of $47.9 million compared to a net operating cash inflow of $1,044.8 million in 2023. Our principal source of cash is receipts from ticket sales to customers, which for the year ended December 31, 2024, increased by $39 million over receipts in the year 2023.
Investing Activities
Net cash flow used in investing activities was $343.1 million in 2024 compared to a net cash flow used in investing activities of $543.0 million in 2023. During 2024, we made capital expenditures of $465.9 million, which consisted of expenditures related to the acquisition of property and equipment and net of advance payments and reimbursements on aircraft purchase contracts, related to the arrival of six Boeing 737 MAX during 2024, compared to $572.1 million in 2023. In 2024, the Company had $139.9 million from net proceeds of investments compared to $53.7 million from net proceeds of investments in 2023. Also, in 2024, we had proceeds from the sale of property and equipment of $13.0 million, compared to $5.1 million in 2023. We also had expenditures of $30.2 million in acquisition of intangible assets in 2024 compared to $29.7 million in 2023.
Financing Activities
Net cash flow used in financing activities was $219.6 million in 2024 compared to net cash flow used in financing activities of $394.0 million in 2023. During 2024, $414.6 million of proceeds from borrowings were offset by the repayment of $216.6 million in debt, $269.1 million in dividends paid, $87.3 million in repurchase of treasury shares and $61.1 million in payment of lease liability.
Over the years, we have financed the acquisition of Boeing 737-Next Generation aircraft through syndicated loans provided by international financial institutions with the support of guarantees issued by the Export-Import Bank of the United States, or “Ex-Im”, with repayment profiles of 12 years. The Ex-Im guarantees support 80%-85% of the net purchase price and are secured with a first priority mortgage on the aircraft in favor of a security trustee on behalf of Ex-Im. The documentation for each loan follows standard market forms for this type of financing, including standard events of default. Our Ex-Im supported financings amortize on a quarterly basis, are denominated in dollars and can bear interest at a floating rate linked to SOFR or be set at a fixed rate. As of December 31, 2024, the Company had $376.7 million (2023: $416.6 million) of long-term fixed rate debt of outstanding indebtedness that is owed to financial institutions under financing arrangements guaranteed by the Export-Import Bank of the United States. At December 31, 2024, the total amount outstanding under our Ex-Im-supported financings totaled $376.7 million.
Since 2014, we have financed our aircraft through a mix of Japanese Operating Leases with Call Options, or “JOLCO”, and sale-leasebacks.
JOLCO is a Japanese-sourced lease transaction that provides for 100% financing and is typically used to finance new aircraft and has a minimum lease term of 10 years. In a JOLCO, the aircraft is purchased by a Japanese equity investor. The Japanese equity investor funds approximately 30% of the acquisition cost of the aircraft and becomes the owner of the aircraft via a Special Purpose Entity. A Japanese bank or an international bank with onshore lending capabilities provides the balance of the aircraft purchase price via a senior secured mortgage loan. JOLCOs have a call option, which lessees often expect the lessor to exercise. Under IFRS, these transactions are accounted for as financings. We have financed 15 Boeing 737 Next Generation and 20 Boeing 737 MAX aircraft since 2014 through JOLCO financing. As of December 31, 2024, JOLCO financed debt outstanding totaled approximately $1.3 billion.
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
As of December 31, 2024, we have firm orders to purchase 51 Boeing 737 MAX aircraft to be delivered between 2025 and 2030. The aircraft under this contract have an approximate value of $2.3 billion based on contractual obligations net of discounts and pre-delivery payments, including estimated amounts for contractual price escalation.
We meet our pre-delivery deposit requirements for our Boeing 737 MAX aircraft by using cash from operations, or by using short or medium-term borrowing facilities for deposits required between three years and six months prior to delivery.
The Company maintained letters of credit with several banks with a value of $20.6 million as of December 31, 2024 (compared to 2023: $31.3 million, as of December 31, 2023). These letters of credit are pledged mainly for operating lessors, maintenance providers and airport operators.
The Company has aggregate unsecured credit facilities of $175.0 million (2023: 325.0 million). These credit facilities are in place for contingency and working capital purposes. As of December 31, 2024, the Company does not have any outstanding borrowings under these credit facilities.
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
D.Trend Information
Global geopolitical events, such as the conflict between Russia and Ukraine beginning in February 2022 and the conflict in the Middle-East beginning in October 2023, have led to fluctuations in fuel costs which may negatively impact our business operations. Due to the evolving nature of such events, we are unable to predict the extent of the impact on our business. While we do not expect that the conflict will be directly material to us, collateral effects of the geopolitical instability, such as the imposition of sanctions against Russia and Russia’s response to such sanctions, could adversely affect the global economy or domestic markets where we operate. Also, global macroeconomic conditions, such as inflation and recession, in key markets where we operate can negatively impact our business and we cannot predict the severity or duration of such conditions or their effect.
E.Critical Accounting Estimates
For a comprehensive discussion of our significant accounting policies and related judgments and estimates, refer to the Notes 3 and 4 to our consolidated financial statements, which have been prepared in accordance with IFRS Accounting Standards.
Item 6. Directors, senior management and employees
A.Directors and Senior Management
Currently, our Board of Directors is comprised of eleven members. The number of directors elected each year varies. At our annual shareholders’ meeting held in 2023, Carlos Mario Giraldo was elected as independent director for two-year terms and Stanley Motta, José Castañeda, and John Connor were each re-elected as directors for two-year terms. At our annual shareholders’ meeting held in 2024, Julianne Canavaggio was elected as independent director for a two-year term, while Pedro Heilbron, Alvaro Heilbron, Carlos A. Motta, John Gebo, Andrew Levy and Makelin Arias were each re-elected for a two-year term, ending in 2026.
The following table sets forth the name, age and position of each member of our Board of Directors as of March 31, 2025. A brief biographical description of each member of our Board of Directors follows the table:

Name	Position	Age
Pedro Heilbron	Chief Executive Officer and Director	67
Stanley Motta	Chairman and Director	79
Alvaro Heilbron	Director	59
Carlos A. Motta	Director	52
John Gebo	Director	54
José Castañeda Velez	Director	81
Andrew Levy	Director	55
John Connor	Director	51
Julianne Canavaggio	Director	43
Makelin Arias	Director	60
Carlos Mario Giraldo	Director	64

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
Mr. Alvaro Heilbron was elected as director of Copa Holdings in 2012. He is the brother of Mr. Pedro Heilbron, our chief executive officer. Mr. Heilbron is the Founder and President at Gotuuri, an online marketplace for TAA’s (tours, activities and attractions). He co-founded and serves on the board of directors of Editora del Caribe, S.A. He also serves on the board of Grupo PTM Panama, S.A., and Inversiones Haripasa. Mr. Heilbron holds a B.S. in Business Administration from George Washington University, and a Post-Graduate degree in Management from INCAE Business School. Mr. Heilbron also served as Vice-President of Commercial for Copa Airlines between the years of 1988 and 1999.

Mr. Carlos A. Motta was elected as a director of Copa Holdings in 2014. Mr. Motta is the President of Motta International Group. He is the son of Mr. Stanley Motta. Mr. Motta serves on the board of Banco General, Inversiones Bahía, Copa Holdings, ASSA Compañía de Seguros, S.A, Bahia Motors, Fundación Alberto C. Motta, IFF Panama (Panama Film Festival), and Junior Achievement Worldwide among others. Mr. Motta is a member of YPO (Young Presidents Organization); AGLN (The Aspen Global Leadership Network); CEAL (Consejo Empresarial de America Latina). Mr. Motta received a bachelor’s degree in marketing from Boston College and an MBA from Thunderbird (The American Graduate School of International Management).
Mr. John Gebo was elected as a director of Copa Holdings in 2015. He is Senior Vice President of Treasury, Fleet and Fuel for United Airlines. Prior to his current position, Mr. Gebo was United’s Senior Vice President and Chief Transformation Officer, Senior Vice President of Alliances, and Senior Vice President of Financial Planning and Analysis. Mr. Gebo joined United in 2000, and has held positions of increasing responsibility in finance, investor relations, and alliances. Prior to joining United, Mr. Gebo worked at General Motors Corporation in manufacturing engineering. Mr. Gebo received his bachelor’s degree in mechanical engineering from the University of Texas and his master’s degree in business administration from the University of Michigan. Mr. Gebo has also been a member of the board of directors of Azul S.A. and served for eight years on the board of directors of Alliant Credit Union, one of the largest credit unions in the United States, last serving as Vice Chairman in 2018.
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
Mr. John Connor (also known as Josh Connor) has been the co-founder of Duration Capital Partners, LLC since July 2024, as well as, the founding partner of Connor Capital SB, LLC, an investment firm founded in December 2015. From April 2017 to July 2024, he served as a managing director and co-portfolio manager of infrastructure investing at Oaktree Capital Management, an asset management firm specializing in alternative investment strategies. From October 2013 to July 2015, Mr. Connor served as a managing director and co-head of the industrials banking group at Barclays Capital Inc., an international investment bank. While at Barclays, Mr. Connor also served as global head of transportation banking from April 2011 to October 2013. Prior to joining Barclays, Mr. Connor was with Morgan Stanley, an international investment bank, for 15 years, where he served as co-head of the global transportation and infrastructure investment banking group. Mr. Connor has served on the board of Frontier Airlines since August 2015, on the board of managers of Watco Companies LLC since December 2018, on the board of U.S. Rail & Logistics since June 2021, and as chairman of the board of Neighborhood Property Group, LLC since November 2020. Mr. Connor holds a B.A. in Economics from Williams College.
Ms. Julianne Canavaggio was elected as an independent director of Copa Holdings in 2019. She is a Managing Director at Cuestamoras, a family office in Central America. Prior to joining Cuestamoras, Ms. Canavaggio served in various leadership positions at Lazard (NYSE:LAZ) a global financial advisor, including CEO of Latin America, Chief of Staff to the CEO of Financial Advisory, and Head of Central America and the Caribbean. Prior to joining Lazard, Julianne established a successful legal career in mergers and acquisitions across a variety of industries in the United States and Central America. Ms. Canavaggio currently serves on the board of directors of a real estate development conglomerate in Colombia, Panama and Mexico, a telecommunications company in Costa Rica and Panama, a financial services and banking conglomerate in Latin America, as well as independent and non-independent director positions in various privately held companies. Ms. Canavaggio holds a BA from Harvard University and a JD from Tulane University.
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
The following table sets forth the name, age and position of each of our executive officers as of March 31, 2025. A brief biographical description of each of our executive officers follows the table.

Name	Position	Age
Pedro Heilbron	Chief Executive Officer and Director	67
Robert Carey	Executive Vice-President	45
Peter Donkersloot	Chief Financial Officer	41
Daniel Gunn	Senior Vice-President of Operations	57
Dennis Cary	Senior Vice-President of Commercial and Planning	60
Julio Toro	Vice-President of Technology	51
Bolívar Domínguez	Vice-President of Flight Operations	49
Eduardo Lombana	Chief Executive Officer of AeroRepública, S.A. (Copa Airlines Colombia)	63
Rafael Samudio	Vice-President of Technical Operations	54
María Jaén	Vice-President of On Board Service	52
Ricardo Sotelo	Vice-President of Airports	44
Mr. Pedro Heilbron has been our Chief Executive Officer since 1988. He received an MBA from George Washington University and a BA from College of the Holy Cross. Mr. Heilbron is the brother of Mr. Alvaro Heilbron, a member of our Board of Directors.
Mr. Robert Carey has been our Executive Vice-President since October 2024. Prior to joining Copa Airlines, Mr. Carey served as President of Wizz Air, Chief Commercial and Customer Officer for EasyJet, and worked for Delta Air Lines and America West Airlines. Mr. Carey was also a Partner at McKinsey & Company. Mr. Carey received an MBA from the Harvard Business School and a BS in Industrial Engineering from Arizona State University.
Mr. Peter Donkersloot has been our Chief Financial Officer since March 2025. Prior to this, he joined Copa Airlines in August 2019 and served as Vice-President of Human Resources since January 2020. Mr. Donkersloot has over twenty years working experience holding key positions in five different countries (Jamaica, Panama, Peru, El Salvador and Guatemala). His experience ranges in Commercial Operations, Logistics, Risk Assessment, Strategic Planning, Financial Planning and General Management with full P&L responsibility. He holds a Global MBA from the Thunderbird School of Global Management along with professional qualifications in Industrial Engineering from the Instituto Tecnológico y de Estudios Superiores de Monterrey (ITESM).
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
Captain Bolivar Dominguez G. has been our Vice-President of Flight Operations since December 2017. He began his career with Copa Airlines in 2000 as a Copilot in the Boeing 737-200, and has held positions of increasing responsibility, such as Head of Training on the Embraer fleet, Director of our System Operations Control Center (SOCC), and System Chief Pilot. Bolivar was also a member of the IATA Safety, Flight and Ground Operations Advisory Council (SFGOAC) from 2019 to 2023, responsible for advising the Board of Governors and the Director General of IATA on all matters connected with the improvement of safety and efficiency of civil air transport, ground operations and baggage. Bolivar holds an Airline Transport Pilot License, with Type Ratings on the Boeing 727, Embraer 190, and Boeing 737, and received a BS in Industrial Engineering from Universidad Latina in Panama, and an MBA from the University of Louisville.
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
Mr. Rafael Samudio has been our Vice-President of Technical Operation since January 2022. He started his career with Copa Airlines in 1994 and has held various technical, supervisory, and management positions including, Director of Engineering & Maintenance Planning, and Senior Director of Procurement & Technical Contracts. He has a BS in Electromechanical Engineering from Technology University of Panama and an MBA from Latin American University of Science and Technology (ULACIT).
Mrs. María Alejandra Jaén has been our Vice-President of Inflight Services since January 2022. She joined Copa in November 2014 as Director of In flight Training and Standards. Before joining Copa, she held several management positions in large multinational companies such as Dell and Citibank. Her previous experience included Operations, Customer Service, Project Management and Business Process Improvement, being a Certified Black Belt. She has a BS in Industrial Engineering from Universidad Tecnológica de Panamá, an MBA from Nova Southeastern University and an Executive Certification in Management and Leadership from MIT Sloan School of Management.
Mr. Ricardo Sotelo has been our Vice-President of Airport Services since January 2025. Prior to this, Mr. Sotelo served as Senior Director of Digital Product and Services, Director of Loyalty Programs and held other positions within Copa Airlines. Mr. Sotelo graduated from Universidad Santa María la Antigua, Panama with a bachelor’s degree in Industrial Engineering and holds an MBA from Instituto de Empresa (IE), Madrid.
The business address for all of our senior management is c/o Copa Airlines, Avenida Principal y Avenida de la Rotonda, Urbanización Costa del Este, Complejo Business Park, Torre Norte, Parque Lefevre Panama City, Panama.
B.Compensation
In 2024, we paid an aggregate of approximately $5.2 million in cash compensation to our executive officers. In addition, members of committees of the Board of Directors receive additional compensation per committee meeting. All of the members of our Board of Directors and their spouses receive benefits to travel on Copa flights as well.

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
The following table shows shares granted:

	2024	2023	2022
Shares	85,616	42,010	35,305
Fair Value	$96.60	$91.69	$71.59
Contractual life	3 to 5 years	3 years	3 years
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
The total compensation cost recognized for non-vested stock awards amounts to $5.5 million, $4.4 million, and $5.2 million in 2024, 2023, and 2022, respectively, and was recorded as a component of “Wages, salaries, benefits and other employees’ expenses” within operating expenses.
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
Currently, our Board of Directors is comprised of eleven members. The number of directors elected each year varies. At our annual shareholders’ meeting held in 2023, Carlos Mario Giraldo was elected as independent director for two-year terms and Stanley Motta, José Castañeda, and John Connor were each re-elected as directors for two-year terms. At our annual shareholders’ meeting held in 2024, Julianne Canavaggio was elected as independent director for a two-year term, while Pedro Heilbron, Alvaro Heilbron, Carlos A. Motta, John Gebo, Andrew Levy and Makelin Arias were each re-elected for a two-year term, ending in 2026.
Mr. Stanley Motta has informed our Board of Directors that he will step down from his role as non-executive Chairman of the Board effective June 30th, 2025. Mr. Motta plans to continue serving as an active member of the Copa Holdings Board as of that date. The Board of Directors of the Company has elected Mr. Pedro Heilbron to succeed Mr. Motta as Chairman effective July 1st, 2025. Mr. Heilbron will assume the role of Executive Chairman in addition to his current responsibilities as Chief Executive Officer.
Pursuant to the commercial alliance agreement between UAL and us, UAL is entitled to designate one of our directors. Currently, John Gebo is the UAL-appointed director.
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
José Castañeda, John Connor (also known as Josh Connor), and Julianne Canavaggio are independent non-executive directors under the applicable rules of the New York Stock Exchange, are the current members of the committee. The Committee’s chairman is Julianne Canavaggio. All members are financially literate. Castañeda, Connor and Canavaggio have been determined to be financial experts by the Board of Directors.
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
Mrs. Julianne Canavaggio, Messrs. José Castañeda, John Connor (also known as Josh Connor), and Carlos Mario Giraldo are independent non-executive directors under the applicable rules of the New York Stock Exchange, are the current members of the committee.
D.Employees
We believe that our growth potential and the achievement of our results-oriented corporate goals are directly linked to our ability to attract, motivate and maintain the best professionals available in the airline business. In order to help retain our employees, we encourage open communication channels between our employees and management. Our CEO meets quarterly with all of our Copa employees in Panama in town hall-style meetings and virtually for our foreign stations, during which he explains the Company’s performance and encourages feedback from attendees. Our compensation strategy reinforces our determination to retain talented and highly motivated employees and is designed to align the interests of our employees with our shareholders through profit-sharing.
Approximately 86.2% of the Company’s employees are located in Panama, while the remaining 13.8% are distributed among our foreign stations. Copa’s employees can be categorized as follows:
December 31,

	2024	2023	2022
Pilots	1,456	1,422	1,230
Flight attendants	2,485	2,368	2,344
Mechanics	727	679	610
Customer service agents, reservation agents, ramp and others	1,090	1,011	1,022
Management and clerical	2,151	2,145	2,059
Total employees	7,909	7,625	7,265
Our profit-sharing program reflects our belief that our employees will remain dedicated to our success if they have a stake in that success. We identify key performance drivers within each employee’s control as part of our annual objectives plan, or “Path to Success”. Typically, we pay bonuses in the first quarter of the year based on our performance during the preceding calendar year. For members of management, 75% of the bonus amount is based on our financial performance as a whole and 25% is based on the achievement of individual goals. Bonuses for non-management employees are based on the Company’s performance and payment is typically a multiple of the employee’s weekly salary. The bonus payments are approved by our compensation committee. We typically make accruals each month for the expected annual bonuses, which are reconciled to actual payments at their dispersal within the first half of the following year.
We provide training for all of our employees, including technical training for our pilots, dispatchers, flight attendants and other technical staff. In addition, we provide recurrent customer service training to frontline staff, as well as leadership training for managers. We currently have three full motion flight simulators as well as other different levels of Flight Simulation Training Device (FSTD) at our training facility in Panama’s City of Knowledge. In 2006, we leased a Level B flight simulator for Boeing 737-Next Generation training that served 80% of our initial training, transition and upgrade training, and 100% of our recurrent training needs relating to that aircraft. During 2007, we upgraded this simulator to Level C to provide 100% of our initial training. In 2011, Copa bought a second 737-Next Generation Full Flight Simulator, or “FFS”, Level D. The Level D qualification is the highest certification provided by the Federal Aviation Administration (FAA) to any Flight Training Device. Another important acquisition in 2011 was the second B737 Virtual Procedure Trainer (VPT), which complements the new FFS training. In October 2012, the lease on our first B737 Next Generation simulator expired and we bought a new FFTX technology training device accompanied by a new Virtual Procedure Trainer (VPT). In 2015, Copa bought a new Boeing 737-800 Full Flight Simulator (FFS-X) compliant with regulatory Qualification Level D, and two new B737-800 Cockpit Procedure Trainers (CPTs) compliant with regulatory Qualification FTD Level 4 to provide 100% of our initial, recurrent, transition and upgrade training needs. We bought a new Boeing 737 MAX Full Flight Simulator compliant with regulatory qualification Level D to provide 100% of our training needs which is available for use since May of 2019, which underwent an important upgrade with the Boeing 737 MAX-9 data package software in November 2021 to resemble our fleet. In February 2024, we installed and certified a

Boeing 737 MAX-9 Flight Training Device, level 5, built by Multi Pilot Solutions (MPS), adding the latest simulation technology to the existing fleet.
Approximately 65.0% of the Company’s 7,909 employees are unionized. Our employees currently belong to eight union organizations; five covering employees in Panama and three covering employees in Colombia, in addition to union organizations in other countries to which we fly. Copa Airlines has traditionally had good relations with its employees and all the unions and expects to continue to enjoy good relations with its employees and the unions in the future.
The five unions covering employees in Panama include: the pilots’ union (UNPAC), the flight attendants’ union (SIPANAB), the mechanics’ union (SITECMAP), the airport personnel union (SIELAS), which represents ground personnel, drivers, cleaners, passenger service agents, counter agents and other non-executive administrative staff, and another industry union named UGETRACAS which represents ground personnel and flight attendants.
We entered into collective bargaining agreements with the flight attendants’ union in March 2023, the pilot’s union in February 2023, the mechanics’ union in May 2022 and the airport personnel union in March 2022. Collective bargaining agreements in Panama typically have four-year terms.
The three unions covering employees in Colombia are: the pilots’ union (ACDAC), the flight attendants’ union (ACAV), and the industry union in Colombia (SITRANAC).
We entered into collective bargaining with ACDAC and ACAV in January 2018. ACDAC has not yet resolved and intends to enter into a new collective bargaining in 2025. ACAV ended with a new arbitration collective document for two years that expired in September 2020. This arbitration was automatically extended until March 2025. Additionally, SINTRATAC and AeroRepública entered into collective bargaining agreement in September 2022 for terms of four years until August 2026.
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
Item 7. Major Shareholders and Related Party Transactions
A.Major Shareholders
The following table sets forth information relating to the beneficial ownership of our Class A shares as of December 31, 2024, by each person known to us to beneficially own 5% or more of our common shares and all our directors and officers as a group.
Class A shares are limited voting shares entitled only to vote in certain specified circumstances. See “Item 10B. Additional Information – Memorandum and Articles of Association – Description of Capital Stock”.

Class A Shares
Beneficially Owned

Shares
CIASA(2)	220,000
Executive officers and directors as a group (21 persons)	264,071
Others	29,750,760
Total	30,234,831
(1)Based on a total of 30,234,831 Class A shares outstanding.
(2)CIASA owns 100% of the Class B shares of Copa Holdings representing 26.6% of our total capital stock.
CIASA currently owns 100% of the Class B shares of Copa Holdings, representing 100% of the voting power of our capital stock. CIASA is controlled by a group of Panamanian investors representing several families in Panama. This group of investors has historically acted together in a variety of business activities both in Panama and elsewhere in Latin America, including banking, insurance, real estate, telecommunications, international trade and commerce and wholesale. Members of the Motta, Heilbron and Arias families, and their affiliated companies, including our Chief Executive Officer, Pedro Heilbron, and several of our directors beneficially own approximately 84.0% of CIASA’s shares, as of December 31, 2024. Such individual shareholders of CIASA have entered into a shareholders’ agreement that restricts transfers of CIASA shares to non-Panamanian nationals. Mr. Stanley Motta exercises effective control of CIASA.
In March 2010, CIASA converted a portion of its Class B shares into 1.6 million non-voting New York Stock Exchange-listed Class A shares and sold such Class A shares in an SEC-registered public offering. As a result, CIASA’s ownership decreased from 29.2% to 25.1% of our capital stock. CIASA’s current ownership is 26.6% of our capital stock. In the event CIASA seeks to reduce its ownership below 10% of our total share capital, our independent directors may decide to issue special voting shares solely to Panamanian nationals to maintain the ownership requirements mandated by the Panamanian Aviation Act.
The address of CIASA is Corporación de Inversiones Aéreas, S.A., c/o Copa Holdings, S.A., Boulevard Costa del Este, Avenida Principal y Avenida de la Rotonda, Urbanización Costa del Este, Complejo Business Park, Torre Oeste, Parque Lefevre, Panama City, Panama.
It is not practicable for us to determine the number of Class A shares beneficially owned in the United States. As of January 31, 2025, we had 163 registered record holders of our Class A shares.
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
Banco General, S.A.
We have a strong commercial banking relationship with Banco General, S.A., a Panamanian bank partially owned by our controlling shareholders. We maintain general lines of credit and time deposit accounts with Banco General. Interest received from Banco General amounted to $3.7 million, $2.4 million and $0.8 million in 2024, 2023, and 2022, respectively. There have not been any material interest payments for the last three years. There was no outstanding debt balance at December 31, 2024, 2023, or 2022.
Some members of the Company’s Board of Directors are also board members of BG Financial Group, which is the controlling company of Banco General. Likewise, Banco General, S. A. owns ProFuturo Administradora de Fondos de Pensión y Cesantía S.A., which manages the Company’s reserves for pension purposes.
ASSA Compañía de Seguros, S.A.
Panamanian law requires us to maintain our insurance policies through a local insurance company. We have contracted with ASSA, an insurance company that provide substantially all of the Company’s insurance policies. While the Company’s controlling shareholders do not hold a controlling equity interest in ASSA Compañía de Seguros, S. A., various members of the Company’s Board of Directors are also board members of ASSA Compañía de Seguros, S. A. ASSA has, in turn, reinsured almost all of the risks under those policies with insurance companies around the world. The payments to ASSA totaled $13.2 million in 2024, $12.1 million in 2023 and $10.2 million in 2022.
Desarollo Inmobiliario del Este, S.A.
During January 2006, we moved into headquarters located six miles away from Tocumen International Airport. We lease four floors consisting of approximately 105,981 square feet of the building from Desarollo Inmobiliario Del Este, S.A., an entity controlled by the same group of investors that controls CIASA. Payments to Desarrollo Inmobiliario Del Este, S.A. totaled $3.4 million, $3.6 million and $3.0 million in 2024, 2023 and 2022, respectively. During 2024, the lease agreement was extended and will expire in 2035.
Galindo, Arias & Lopez
Most of our legal work is carried out by the law firm Galindo, Arias & Lopez. Certain partners of Galindo, Arias & Lopez, are indirect shareholders of CIASA. Payments to Galindo, Arias & Lopez totaled $0.4 million, $0.4 million and $0.5 million in 2024, 2023 and 2022, respectively.
Panama Air Cargo Terminal
Provides cargo and courier services in Panama, an entity controlled by the same group of investors that controls CIASA. Payments to Panama Air Cargo Terminal totaled $3.5 million in 2024, $3.9 million in 2023 and $4.1 million in 2022.
GBM International, Inc.
Provides systems integration and computer services, as well as technical services and enterprise management. A member of the Company’s Board of Directors is shareholder of GBM International, Inc. Payments to GBM International, Inc. totaled $0.1 million, $0.1 million and $0.1 million in 2024, 2023, 2022, respectively.
Other Transactions
We also purchase most of the alcohol and some of the other beverages served on our aircraft from Motta Internacional, S.A. and Global Brands, S.A., both of which are controlled by our controlling shareholders. We do not have any formal contracts for these purchases but pay wholesale prices based on price lists periodically submitted by those importers and comparisons to other options in the marketplace. We paid these entities approximately $1.2 million in 2024, $1.1 million in 2023 and $0.9 million in 2022.
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
During the first quarter of 2020, the Company paid dividends in the amount of $0.80 per share. Given the uncertainty related to the COVID-19 pandemic, including the effect on future air travel demand, on April 26, 2020, the Board of Directors postponed dividend payments for the remaining quarters of 2020, until December 31, 2022.
On February 12, 2025, the Board of Directors of Copa Holdings approved a 2025 quarterly dividend payment of $1.61 per share, maintaining last year’s dividend payment. Proposed dividends are subject to board ratification each quarter, and are not recognized as a liability as at December 31, 2024.

Dividend for Fiscal Year:	Payment Date	Total Dividend Payment (U.S. Dollars)		Cash Dividend per Share
2024	December 12, 2024	$67	million	1.61
2024	September 12, 2024	$67	million	1.61
2024	June 13, 2024	$67	million	1.61
2024	March 14, 2024	$68	million	1.61
2023	December 14, 2023	$35	million	0.82
2023	October 13, 2023	$35	million	0.82
2023	June 15, 2023	$32	million	0.82
2023	April 20, 2023	$32	million	0.82
2020	March 13, 2020	$34	million	0.80
2019	December 13, 2019	$28	million	0.65
2019	September 13, 2019	$28	million	0.65
2019	June 14, 2019	$28	million	0.65
2019	March 15, 2019	$28	million	0.65
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
D.Selling Shareholders
Not applicable.
E.Dilution
Not applicable.
F.Expenses of the Issue
Not applicable.
Item 10. Additional Information
A.Share Capital
Not applicable.
B.Memorandum and Articles of Association
Copa Holdings was formed on May 6, 1998 as a corporation (sociedad anónima) duly incorporated under the laws of Panama with an indefinite duration. The Registrant is registered under Public Document No. 3.989 of May 5, 1998, of the Notary Number Eight of the Circuit of Panama and recorded in the Public Registry Office, Microfilm (Mercantile) Section, Microjacket 344962, Film Roll 59672, Frame 0023.
Objects and Purposes
Copa Holdings is principally engaged in the investment in airlines and aviation-related companies and ventures, although our Articles of Incorporation grant us general powers to engage in any other lawful business, whether or not related to any of the specific purposes set forth in the Articles of Incorporation (See Article 2 of the Company’s Articles of Incorporation).
Common Stock
Our authorized capital stock consists of 80 million shares of common stock without par value, divided into Class A shares, Class B shares and Class C shares. As of December 31, 2024, we had 34,195,704 Class A shares issued and 30,234,831 Class A shares outstanding; 10,938,125 Class B shares issued and outstanding, and no Class C shares outstanding. Class A and Class B shares have the same economic rights and privileges, including the right to receive dividends, except as described in this section.

For a description of our common stock, see Exhibit 2.1 to this annual report.
C.Material Contracts
Engine Services Agreements between GE Engine Services, LLC and Copa Holdings, S.A.
Regarding engine maintenance, Copa currently has two Rate per Engine Flight Hour Services Agreements and one “Time and Material” Service Agreement with GE Engine Services, LLC, (“GE”) pursuant to which GE shall be the exclusive provider of maintenance, repair and overhaul services to our CFM-56 and CFM LEAP 1-B aircraft engines. Under the Rate per Engine Flight Hour Service Agreements, the maintenance services are performed at a certain rate per engine flight hour incurred by our engines. These rates were set based on our predicted operating parameters and will be adjusted in case of variation of those parameters. Unless terminated, the agreement with respect to the CFM-56 engines will continue through September 30, 2028, while the agreement with respect to the LEAP-1B engines will be valid for at least 12 years for each individual engine since it begins operation and terminates once each engine has gone through two performance restoration shop visits. Under the aforementioned “Time and Material” Service Agreement, GE will perform maintenance services on 60 CFM56 engines of our fleet until the agreement expires on October 15, 2027. The services consist of defined scopes of work, each with a set maximum cost and specific repair services included. Pursuant to all of these agreements, either party may terminate the agreement in the event of insolvency of the other party or upon a material breach by the other party which remains uncured. Any material breach of this agreement by us could, at the option of GE, trigger a cross-default of all our other contracts. GE may also terminate this agreement if the number of engines covered decreases below the prescribed minimum. Upon early termination of the agreement for any reason, we shall pay GE for all services or work performed up to the time of such termination by means of reconciliation.
MAX Aircraft purchase Agreement between the Boeing Company and Copa Airlines.
In April 2015, Copa finalized negotiations with the Boeing Company for the purchase of 737 MAX airplanes. These negotiations started in 2013, and the agreement has been amended several times since then, most recently in February 2025.
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
If an entity or arrangement that is treated as a partnership for U.S. federal income tax purposes holds our Class A shares, the tax treatment of a partner in such partnership will generally depend upon the status of the partner and upon the activities of the partnership. An investor who is a partner in an entity or arrangement that is treated as a partnership for U.S. federal income tax purposes that holds our Class A shares should consult its own tax advisor.
Taxation of Dividends
Distributions on the Class A shares (including amounts withheld to reflect Panamanian withholding taxes, if any) will be taxable as dividends to the extent paid out of our current or accumulated earnings and profits, as determined under United States federal income tax principles. Such dividends will be includable in your gross income as foreign-source ordinary income on the day actually or constructively received by you. Such dividends will not be eligible for the dividends received deduction allowed to corporations. Because we do not intend to keep earnings and profits in accordance with United States federal income tax principles, you should expect that distributions on the Class A shares will generally be treated as dividends.
Non-corporate United States Holders may be subject to reduced rates of taxation on “qualified dividends.” Subject to certain exceptions for short-term positions, dividends paid on the Class A shares will be treated as qualified dividends if:
•the Class A shares are readily tradable on an established securities market in the United States; and

•we were not, in the year prior to the year in which the dividend was paid, and are not, in the year in which the dividend is paid, a “passive foreign investment company” (“PFIC”).
The Class A shares are listed on the NYSE and should qualify as readily tradable as long as they are so listed. As discussed in more detail below under “ – Passive Foreign Investment Company,” we do not believe that we were a PFIC for United States federal income tax purposes for 2023 and 2024, and we expect to operate in such a manner so as not to become a PFIC in 2025 or the foreseeable future. You should consult your own tax advisors regarding the application of these rules to your particular circumstances.
Subject to generally applicable limitations and conditions, Panamanian dividend withholding tax paid at the appropriate rate applicable to the United States Holder may be eligible for a credit against such United States Holder’s United States federal income tax liability. These generally applicable limitations and conditions include requirements adopted by the United States Internal Revenue Service (“IRS”) in regulations promulgated in December 2021 and any Panamanian tax generally will need to satisfy these requirements in order to be eligible to be a creditable tax for a United States Holder. In the case of a United States Holder that consistently elects to apply a modified version of these rules under recently issued temporary guidance and complies with specific requirements set forth in such guidance, the Panamanian tax on dividends will be treated as meeting the new requirements and therefore as a creditable tax. In the case of all other United States Holders, the application of these requirements to the Panamanian tax on dividends is uncertain and we have not determined whether these requirements have been met. If the Panamanian dividend tax is not a creditable tax or the United States Holder does not elect to claim a foreign tax credit for any foreign income taxes paid or accrued in the same taxable year, the United States Holder may be able to deduct the Panamanian tax in computing such United States Holder’s taxable income for United States federal income tax purposes. Dividend distributions will constitute income from sources without the United States and, for United States Holders that elect to claim foreign tax credits, generally will constitute “passive category income” for foreign tax credit purposes.
The availability and calculation of foreign tax credits and deductions for foreign taxes depend on a United States Holder’s particular circumstances and involve the application of complex rules to those circumstances. The temporary guidance discussed above also indicates that the Treasury and the IRS are considering proposing amendments to the December 2021 regulations and that the temporary guidance can be relied upon until additional guidance is issued that withdraws or modifies the temporary guidance. United States Holders should consult their own tax advisors regarding the application of these rules to their particular situations.
Passive Foreign Investment Company
Special U.S. tax rules apply to investors in companies that are consider to be PFICs. We will be classified as a PFIC in a particular taxable year if, after applying certain look-through rules, either (i) 75 percent or more of our gross income for the taxable year is passive income or (ii) the average percent of the value of our assets that produce or are held for the production of passive income is at least 50 percent. We do not believe that we were a PFIC for United States federal income tax purposes for 2023 and 2024, and we expect to operate in such a manner so as not to become a PFIC in 2025 or the foreseeable future. However, the determination whether we are a PFIC must be made annually based on the facts and circumstances at that time, some of which may be beyond our control, such as our market capitalization and the valuation of our assets, including goodwill and other intangible assets, and the nature and sources of our income. If, contrary to our expectations, we are or become a PFIC, you could be subject to additional United States federal income taxes on gain recognized with respect to the Class A shares and on certain distributions, plus an interest charge on certain taxes treated as having been deferred under the PFIC rules. Further, non-corporate United States Holders will not be eligible for reduced rates of taxation on any dividends received from us if we are a PFIC in the taxable year in which such dividends are paid or the preceding taxable year. Additionally, you would be subject to additional reporting requirements with respect to your Class A shares. You should consult your own tax advisor regarding the potential application of the PFIC rules to an investment in the Class A shares.
Taxation of Disposition of Shares
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
Foreign Financial Asset Reporting
Individual United States Holders that own “specified foreign financial assets” with an aggregate value in excess of U.S.$50,000 on the last day of the taxable year, or U.S.$75,000 at any time during the taxable year, are generally required to file an information statement along with their tax returns, currently on Form 8938, with respect to such assets. “Specified foreign financial assets” include any financial accounts held at a non-U.S. financial institution, as well as securities issued by a non-U.S. issuer that are not held in accounts maintained by financial institutions. Higher reporting thresholds apply to certain individuals living abroad and to certain married individuals. Regulations extend this reporting requirement to certain entities that are treated as formed or availed of to hold direct or indirect interests in specified foreign financial assets based on objective criteria. United States Holders who fail to report the required information could be subject to substantial penalties. In addition, the statute of limitations for assessment of tax would be suspended, in whole or part. Prospective investors should consult with their own tax advisors regarding the possible application of these rules, including the application of the rules to their particular circumstances.
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
Other Panamanian Taxes
There are no estate, gift or other taxes imposed by the Panamanian government that would affect a holder of the Class A shares, whether such holder was Panamanian or a national of another country.
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
As a foreign private issuer, we are not subject to the same disclosure requirements as a domestic U.S. registrant under the Exchange Act. For example, we are not required to prepare and issue quarterly reports. In 2016, the SEC approved a new rule, and the NYSE published a new requirement for foreign private issuers to submit interim financials as of the end of and for the first two quarters of its fiscal year if they do not already furnish interim financials at least semi-annually. This new requirement will not affect us because we furnish our shareholders with annual reports containing financial statements audited by our independent auditors and make available to our shareholders quarterly reports containing unaudited financial data for the first three quarters of each fiscal year. We furnish such quarterly reports with the SEC within two months of each quarter of our fiscal year, and we file annual reports on Form 20-F within the time period required by the SEC, which is currently four months from December 31, the end of our fiscal year.
I.Subsidiary Information
Not applicable.
Item 11. Quantitative and Qualitative Disclosures about Market Risk
The risks inherent in our business are the potential losses arising from adverse changes to the price of fuel, interest rates and the U.S. dollar exchange rate. Please also refer to note 28 of our financial statements.
Aircraft Fuel. Our results of operations are affected by changes in the price and availability of aircraft fuel. The Company has not entered into new fuel hedge contracts and has adopted a strategy of remaining unhedged, while regularly reviewing its policies based on market conditions and other factors. As of December 31, 2024, the Company did not have any outstanding fuel hedge contracts. Fuel price risk is estimated as a hypothetical 10% increase in the December 31, 2024, cost per gallon of fuel. Based on projected 2025 fuel consumption, such an increase would result in an increase to aircraft fuel expense of approximately $81.9 million in 2025. There are no hedged contracts for 2025. Additionally, global geopolitical events, such as the conflict between Russia and Ukraine beginning in February 2022, or the conflict in the Middle-East, have contributed to fluctuations in fuel costs, which may negatively impact our business operations. Due to the evolving nature of such events, we are unable to predict the extent of the impact on our business.
Interest. Our earnings are affected by changes in interest rates due to the impact those changes have on interest expense from variable-rate debt instruments and operating leases and on interest income generated from our cash and investment balances. If the interest rate average is 100 basis points more in 2025 than in 2024, the variable-rate debt interest expense would increase by approximately $5.9 million, and the estimated fair value of the fixed-rate debt would increase by approximately $22.9 million. These amounts are determined by considering the impact of the hypothetical interest rates on the variable-rate debt and marketable securities equivalent balances at December 31, 2024.
Foreign Currencies. The majority of our obligations are denominated in U.S. dollars. Since Panama uses the U.S. dollar as legal tender, the majority of our operating expenses are also denominated in U.S. dollars, approximately 65.0% of revenues and 83.6% of expenses are in U.S. dollars. A significant part of our revenue is denominated in foreign currencies, including the Brazilian real, Colombian peso, Mexican peso and Chilean peso, which represented 9.9%, 8.1%, 3.9% and 3.2% of our revenue in 2024, respectively.
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
During 2024, we began using foreign currency non-delivery forward contracts (“NDFs”) to manage certain transaction exposures in Brazilian real. These contracts are not designated for hedge accounting and are typically structured for periods that align the underlying foreign currency exposures, generally ranging from one to six months. Additionally, we occasionally enter into factoring agreements for outstanding receivables from credit card sales in certain countries.
The following chart summarizes the Company’s exchange risk exposure (assets and liabilities denominated in foreign currency) at December 31, 2024, and 2023:

	2024	2023
Assets
Cash and cash equivalents	$12,213	$15,858
Accounts receivable, net	72,842	108,767
Other assets	17,035	25,707
Total assets	$102,090	$150,332
Liabilities
Accounts payable	23,234	53,393
Taxes payable	60,285	38,157
Other liabilities	12,375	16,543
Total liabilities	$95,894	$108,093
Net position	$6,196	$42,239

Item 12. Description of Securities Other than Equity Securities
Not applicable.
A.Debt securities
Not applicable.
B.Warrants and rights
Not applicable.
C.Other securities
Not applicable.
D.American depositary shares
Not applicable.

PART II
Item 13. Defaults, Dividend Arrearages and Delinquencies
None.
Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds
None.
Item 15. Controls and Procedures
A.Disclosure Controls and Procedures
Disclosure controls and procedures are designed to ensure that information required to be disclosed by the Company in reports filed or submitted under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms. We carried out an evaluation under the supervision of our Management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2024. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.
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
Management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2024. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control – Integrated Framework (2013).
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
During 2024, the Company implemented a new frequent flyer program system, Comarch Loyalty Management (CLM). The Company concluded that certain technology general controls were ineffective, specifically user access and change management controls, which resulted in ineffective application controls and IT dependent manual controls due to insufficient evidence of remediation. Additionally, the Company concluded that certain Frequent Flyer Program (“FFP”) transactional level controls were ineffective due to design and operational deficiencies.
As a result of the ineffectiveness, in both, technology general controls and FFP transaction level controls, management identified a material weakness in our internal control over financial reporting in the year ended December 31, 2024, related to the Company’s frequent flyer program, and concluded that our internal control over financial reporting was not effective as of December 31, 2024. This material weakness did not result in a material misstatement in our consolidated financial statements as of and for the year ended December 31, 2024.
C.     Remediation Plan for Material Weaknesses in Internal Control over Financial Reporting
We have implemented additional controls to address possible control failures. Management believes that these controls will remediate the material weakness in internal control over financial reporting described above. The material weaknesses will not be considered remediated until the applicable controls operate for a sufficient period of time and management concludes, through testing, that these controls are operating effectively.
D.     Attestation Report of the Registered Public Accounting Firm
The effectiveness of our internal controls over financial reporting as of December 31, 2024, has been audited by Ernst & Young, the independent registered public accounting firm who also audited the Company’s consolidated financial statements. Ernst & Young’s attestation report of the effectiveness of the Company’s internal control over financial reporting is included herein.
E.     Changes in Internal Control over Financial Reporting
There has been no change in our internal control over financial reporting during 2024 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Copa Holdings, S.A. and subsidiaries
Opinion on Internal Control Over Financial Reporting
We have audited Copa Holdings, S.A. and subsidiaries internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), (the COSO criteria). In our opinion, because of the effect of the material weakness described below on the achievement of the objectives of the control criteria, Copa Holdings, S.A. and subsidiaries (the Company) has not maintained effective internal control over financial reporting as of December 31, 2024, based on the COSO criteria.
A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. The following material weakness has been identified and included in management’s assessment. Management has identified a material weakness in the Company’s Frequent Flyer Program (“FFP”) process arising from design and operational deficiencies in FFP transaction level controls; and from design and operational deficiencies in the user access and change management information technology general controls in the FFP system which resulted in ineffective application controls and IT dependent manual controls.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the 2024 consolidated financial statements of the Company. This material weakness was considered in determining the nature, timing and extent of audit tests applied in our audit of the 2024 consolidated financial statements, and this report does not affect our report dated April 28, 2025 which expressed an unqualified opinion thereon.
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
Definition and Limitations of Internal Control Over Financial Reporting
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS Accounting Standard , as issued by the International Accounting Standards Board. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS Accounting Standard , as issued by the International Accounting Standards Board, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company’s assets that could have a material effect on the financial statements.

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
April 28, 2025

Item 16. Reserved
Item 16A. Audit Committee Financial Expert
Our Board of Directors has determined that Messrs. Jose Castañeda, John Connor (also known as Josh Connor) and Mrs. Julianne Canavaggio qualify as an “audit committee financial experts” as defined by current SEC rules and meet the independence requirements of the SEC and the NYSE listing standards. For a discussion of the role of our audit committee, see “Item 6C. Board Practices—Audit Committee”.
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
Item 16C. Principal Accountant Fees and Services
The following table sets forth by category of service the total fees for services performed by our independent registered public accounting firm Ernst & Young Limited Corp (PCAOB ID No. 1415) and its affiliates during the fiscal years ended December 31, 2024, 2023 and 2022:

	2024	2023	2022
Audit Fees	$1,008,703	$913,853	$948,700
Audit-Related Fees	—	—	—
Tax Fees	—	—	—
All Other Fees	$—	$—	$—
Total	$1,008,703	$913,853	$948,700
Audit Fees
Audit fees for 2024, 2023 and 2022 included the audit of our annual financial statements and internal controls.
Audit-Related Fees
There were no audit-related fees for 2024, 2023 or 2022.
Tax Fees
There were no tax fees for 2024, 2023 or 2022.
All Other Fees
Other fees for 2024 and 2023 include amounts paid for permitted consulting services performed by Ernst & Young and pre-approved by our audit committee.
Pre-Approval Policies and Procedures
Our audit committee approves all audit, audit-related, tax and other services provided by Ernst & Young. Any services provided by Ernst & Young that are not specifically included within the scope of the audit must be pre-approved by the audit committee in advance of any engagement. Pursuant to Rule 201 of Regulation S-X, audit committees are permitted to approve certain fees for audit-related services, tax services and other services pursuant to a de minimis exception prior to the completion of an audit engagement. In 2024, none of the fees paid to Ernst & Young were approved pursuant to the de minimis exception.
Item 16D. Exemptions from the Listing Standards for Audit Committees
None.

Item 16E. Purchase of Equity Securities by the Issuer and Affiliated Purchasers
In November 2014, the Board of Directors of the Company approved a $250.0 million share repurchase program. Subsequently, during the second quarter of 2022, the Board approved the expansion of the current shares repurchase program by $200.0 million.
In October 2023, the Company completed its previously disclosed Share Repurchase Program and on November 15, 2023, the Board of Directors of the Company approved a new $200.0 million Share Repurchase Program.
Purchases can be made from time to time, subject to market and economic conditions, applicable legal requirements, and other relevant factors.
The following table provides a summary for the Company’s share repurchase program as of December 31, 2024:

Period	Total number of shares purchased	Average price paid per share	Total number of shares purchased as part of publicly announced program	Maximum number of shares that may be yet be purchased under the program(1)
Program 2014
December 2014	182,592	$101.84	182,592	2,274,440
January 2015	139,196	$104.13	321,788	2,084,941
February 2015	28,454	$109.65	350,242	1,951,529
ASR 2015
September 2015	500,000		850,242
December 2015	1,460,250		2,310,492
Program 2021
July 2021	1,474	$64.88	2,311,966	1,373,184
November 2021	54,998	$70.68	2,366,964	1,326,157
December 2021	502,553	$72.67	2,869,517	884,346
Program 2022
March 2022	401,950	$70.09	3,271,467	2,944,906
May 2022	651,992	$69.87	3,923,459	2,397,187
June 2022	1,224,868	$61.73	5,148,327	1,488,064
July 2022	279,007	$62.26	5,427,334	1,279,206
September 2022	14,100	$65.99	5,441,434	1,268,018
Program 2023
March 2023	141,714	$88.53	5,583,148	2,755,287
June 2023	26,800	$108.72	5,609,948	2,727,879
August 2023	422,062	$97.60	6,032,010	2,340,381
September 2023	495,027	$89.95	6,527,037	1,921,549
October 2023	55,713	$85.28	6,582,750	1,876,857
Program 2024
February 2024	180,000	$99.34	6,762,750	2,066,993
March 2024	225,459	$98.91	6,988,209	1,813,238
April 2024	102,294	$97.78	7,090,503	1,699,424
May 2024	2,188	$99.91	7,092,691	1,696,937
December 2024	420,000	$87.87	7,512,691	1,276,978
Total	7,512,691
(1)Calculated based on the last share price for the end of the year
As of December 31, 2024, the Company had $112.2 million remaining to purchase shares under its share repurchase program.
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
Item 16H. Mine Safety Disclosure
None.
Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections
None.
Item 16J. Insider Trading Policies
We have adopted an insider trading policy governing all transactions in the securities of the Company, including common stock, options for common stock and any other securities the Company may issue from time to time, such as preferred stock, warrants and convertible debentures, as well as derivative securities relating to the Company’s stock, whether or not issued by the Company, such as exchange-traded options.
The policy applies to (a) all officers of the Company, all members of the Company’s Board of Directors, and (b) all employees of, and consultants and contractors to, the Company and its subsidiaries, affiliates and other business units who receive or have access to material nonpublic information regarding the Company.
The policy is designed to promote compliance with insider trading laws, rules and regulations, and listing standards applicable to the Company. The policy is filed as Exhibit 11.1 to this annual report on Form 20-F.
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
Our Chief Information Security Officer (CISO) was appointed in March 2019 and brings extensive experience in cybersecurity and information security, having held various roles since 2006, including Director of IT Strategic Projects and Director of Infrastructure Services and Security. As CISO, he is responsible for overseeing our cybersecurity programs, managing cyber risks, and directing IT security operations. He holds a Bachelor’s degree in Systems Engineering from Universidad Autónoma de Colombia, a specialization in Digital Marketing from the University of California, Irvine, a diploma from the Cybersecurity Leadership Program at Duke University’s Sanford School of Public Policy, and a CISO Executive Certificate from Duke University. The CISO regularly reports to the Audit Committee and the Board of Directors on our cybersecurity strategy, including efforts to prevent, detect, mitigate, and respond to cybersecurity threats.
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

PART III
Item 17. Financial Statements
See “Item 18. Financial Statements”
Item 18. Financial Statements
See our consolidated financial statements beginning on page F-1.
Item 19. Exhibits

2.1 (2019)	Description of the registrant’s securities registered pursuant to Section 12 of the Securities Exchange Act of 1934.

3.1**	English translation of the Amended Articles of Incorporation (Pacto Social) of the Registrant

4.1 (2008)	Supplemental Agreement dated as of May 13, 2008 by and among Copa Holdings, S.A. Corporation de Inversiones Aereas, S.A. and Continental Airlines, Inc.

4.2†	Aircraft Lease Agreement, dated as of March 4, 2004, between International Lease Finance corporation and Compañía Panameña de Aviación, S.A., Boeing Model 737-700 or 800 Aircraft, Serial No. 32800

4.3**	Aircraft General Terms Agreement, dated November 25, 1998, between The Boeing Company and Copa Holdings, S.A.

4.4†	Maintenance Cost per Hour Engine Service Agreement, dated March 5, 2003, between G.E. Engine Services, Inc. and Copa Holdings, S.A.

4.5†	Form of Amended and Restated Alliance Agreement between Continental Airlines, Inc. and Compañía Panameña de Aviación, S.A.

4.6**	Form of Amended and Restated Services Agreement between Continental Airlines, Inc. and Compañía Panameña de Aviación, S.A.

4.7**	Form of Second Amended and Restated Shareholders’ Agreement among Copa Holdings, S.A., Corporación de Inversiones Aéreas, S.A. and Continental Airlines, Inc.

4.8**	Form of Guaranteed Loan Agreement

4.9**	Form of Amended and Restated Registration Rights Agreement among Copa Holdings, S.A., Corporación de Inversiones Aéreas, S.A. and Continental Airlines, Inc.

4.10**	Form of Copa Holdings, S.A. 2005 Stock Incentive Plan

4.11**	Form of Copa Holdings, S.A. Restricted Stock Award Agreement

4.12*	Form of Indemnification Agreement with the Registrant’s directors

4.13**	Form of Amended and Restated Trademark License Agreement between Continental Airlines, Inc. and Compañía Panameña de Aviación, S.A.

4.14†	Supplemental Agreement No. 11 dated as of August 30, 2006 to the Boeing Purchase Agreement Number 2191 dated November 25, 1998 between the Boeing Company and Copa Holdings, S.A.

4.15†	Supplemental Agreement No. 12 dated as of February 26, 2007 to the Boeing Purchase Agreement Number 2191 dated November 25, 1998 between the Boeing Company and Copa Holdings, S.A.

4.16†	Supplemental Agreement No. 13 dated as of April 23, 2007 to the Boeing Purchase Agreement Number 2191 dated November 25, 1998 between the Boeing Company and Copa Holdings, S.A.

4.17†	Supplemental Agreement No. 14 dated as of August 31, 2007 to the Boeing Purchase Agreement Number 2191 dated November 25, 1998 between the Boeing Company and Copa Holdings, S.A.

4.18†	Supplemental Agreement No. 15 dated as of February 21, 2008 to the Boeing Purchase Agreement Number 2191 dated November 25, 1998 between the Boeing Company and Copa Holdings, S.A.

4.19†	Supplemental Agreement No. 16 dated as of June 30, 2008 to the Boeing Purchase Agreement Number 2191 dated November 25, 1998 between the Boeing Company and Copa Holdings, S.A.

4.20†	Supplemental Agreement No. 17 dated as of December 15, 2008 to the Boeing Purchase Agreement Number 2191 dated November 25, 1998 between the Boeing Company and Copa Holdings, S.A.

4.21†	Supplemental Agreement No. 18 dated as of July 15, 2009 to the Boeing Purchase Agreement Number 2191 dated November 25, 1998 between the Boeing Company and Copa Holdings, S.A

4.22†	Supplemental Agreement No. 19 dated as of August 31, 2009 to the Boeing Purchase Agreement Number 2191 dated November 25, 1998 between the Boeing Company and Copa Holdings, S.A

4.23†	Supplemental Agreement No. 20 dated as of November 19, 2009 to the Boeing Purchase Agreement Number 2191 dated November 25, 1998 between the Boeing Company and Copa Holdings, S.A

4.24†	Supplemental Agreement No. 21 dated as of May 28, 2010 to the Boeing Purchase Agreement Number 2191 dated November 25, 1998 between the Boeing Company and Copa Holdings, S.A

4.25†	Supplemental Agreement No. 22 dated as of September 24, 2010 to the Boeing Purchase Agreement Number 2191 dated November 25, 1998 between the Boeing Company and Copa Holdings, S.A

4.26†	Supplemental Agreement No. 23 dated as of October, 2010 to the Boeing Purchase Agreement Number 2191 dated November 25, 1998 between the Boeing Company and Copa Holdings, S.A

4.27†	On Pointsm Solutions Rate per Engine Flight Hour Service Agreement dated as of April 15, 2012 between GE Engine Services, LLC., Compañía Panameña de Aviación, S.A., and Lease Management Services, LLC.

4.28†	Purchase Agreement No. PA-03774 dated June 27, 2012 between The Boeing Company and Copa Holdings S.A. relating to Boeing Model 737 MAX Aircraft.

8.1	Subsidiaries of the Registrant

11.1	Insider Trading Policy

12.1	Certification of the Chief Executive Officer, pursuant to Rules 13a-14 and 15d-14 under the Securities Exchange Act of 1934.

12.2	Certification of the Chief Financial Officer, pursuant to Rules 13a-14 and 15d-14 under the Securities Exchange Act of 1934.

13.1	Certification of Chief Executive Officer, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2	Certification of the Chief Financial Officer, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
97.1	Policy for Recovery of Erroneously Awarded Compensation
101. INS	XBRL Instance Document.

101. SCH	XBRL Taxonomy Extension Schema Document.

101. CAL	XBRL Taxonomy Extension Calculation Linkbase Document.

101. LAB	XBRL Taxonomy Extension Label Linkbase Document.

101. PRE	XBRL Taxonomy Extension Presentation Linkbase Document.

101. DEF	XBRL Taxonomy Extension Definition Document.
*Previously filed with the SEC as an exhibit and incorporated by reference from our Registration Statement on Form F-1, filed June 15, 2006, File No. 333-135031.
**Previously filed with the SEC as an exhibit and incorporated by reference from our Registration Statement on Form F-1, filed November 28, 2005, as amended on December 1, 2005, and December 13, 2005, File No. 333-129967.
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

COPA HOLDINGS, S.A.

By:	/s/ Pedro Heilbron
Name: Pedro Heilbron
Title: Chief Executive Officer

By:	/s/ Peter Donkersloot
Name: Peter Donkersloot
Title: Chief Financial Officer
Dated: April 28, 2025

Consolidated Financial Statements
Copa Holdings, S. A. and Subsidiaries
Year ended December 31, 2024
with Report of the Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm
To the Shareholders and the Board of Directors of
Copa Holdings, S.A., and subsidiaries
Opinion on the Financial Statements
We have audited the accompanying consolidated statements of financial position of Copa Holdings, S.A. and subsidiaries (the Company) as of December 31, 2024 and 2023, the related consolidated statements of profit or loss, comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2024, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024, in conformity with IFRS Accounting Standards, as issued by the International Accounting Standards Board.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated April 28, 2025 expressed an adverse opinion thereon.
Basis for Opinion
These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
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

Provision for Return Conditions

Description of the Matter
As described in Note 3, 4 and 21 to the consolidated financial statements, the Company records a provision in accordance with IAS 37 – Provisions, Contingent Liabilities and Contingent Assets to accrue for the expected cost that will be incurred to return aircraft to their lessors in an agreed-upon condition. These payments are generally owed at the end of the lease term and represent a restoration obligation incurred over the lease term as the aircraft and engines are utilized. The provision is based on the net present value of the estimated costs of returning the aircraft and is accrued during the term of the lease. These costs are reviewed annually and adjusted as appropriate. Changes in estimates between the provision balance and the expected costs are adjusted prospectively with any final difference recorded in the period when the aircraft is returned. As of December 31, 2024, the Company’s provision for return conditions totaled $184.4 million.
Auditing this provision was complex due to complexity of the models used by the Company, including estimates of future maintenance costs, leases extension, determination of an appropriate discount rate and operational estimates of aircraft utilization.

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
We evaluated the change in the provision for return conditions from prior years in relation to changes in return costs and discount rates. In addition, we independently recalculated the discount rate as of December 31, 2024, and we compared our results with the Company’s calculations.

Frequent Flyer Deferred Revenue – Mileage Breakage

Description of the Matter
The Company’s frequent flyer deferred revenue totaled $132.06 million as of December 31, 2024. As described in Note 3, 4 and 7 to the consolidated financial statements, members of the Company's Connect Miles program earn miles through the Company's flights, Star Alliance partners and by purchasing the goods and services of the Company's network of non-airline partners and co-branded credit cards. The miles or points earned can be exchanged for flights on Copa or any of other Star Alliance partner airlines. In determining the value of mileage credits earned, the Company applies an estimate of mileage credits earned that are not expected to be redeemed (“breakage”) prior to their expiration.
To estimate breakage the Company uses a statistical model that incorporates the internal historical redemption data as well as industry patterns to determine the redemption behavior. However, considering Copa’s frequent flyer program was established in 2015, its historical redemption data is limited. Changes in the estimated breakage are applied on a prospective basis. The initial estimate of breakage is established at the time the miles are earned, but the expected breakage on outstanding miles is updated annually along with the estimated fair value of the miles earned. The Company engages a specialist to assist in the performance of the breakage calculation.
Auditing the breakage in the frequent flyer program, including the information on the IT system impacted by the material weakness, was complex and required performance of incremental audit procedures due to the complexity of the models used related to the determination of future behavior of redemptions.

How We Addressed the Matter in Our Audit
To test the estimated miles that will expire without use, our procedures included evaluating the redemptions statistical behavior used and the assumptions applied, including whether the historical redemption data used in the model is representative of future redemption behavior. We also tested the completeness and accuracy of the underlying data used in the model.
We evaluated the competence of management’s specialist and we involved our valuation specialists to assist in our evaluation of the Company's model, certain key assumptions related to redemptions behavior and calculation of mileage breakage.

/s/ Ernst & Young Limited Corp.
A member practice of Ernst & Young Global Limited
We have served as the Company’s auditor since 1999
Panama City, Republic of Panama
April 28, 2025

Copa Holdings, S. A. and Subsidiaries
Consolidated statement of financial position
As of December 31
(In US$ thousands)

	Notes	2024	2023
ASSETS
Current assets
Cash and cash equivalents	8	$613,313	$206,375
Investments	9	585,919	708,809
Accounts receivable	10,23	168,990	159,247
Expendable parts and supplies	11	132,341	116,604
Prepaid expenses	12	42,926	44,635
Prepaid income tax		11,678	66
Other currents assets	17	21,710	32,227
		1,576,877	1,267,963
Non-current assets
Investments	9	248,936	258,934
Prepaid expenses	12	8,237	9,633
Property and equipment	13	3,458,260	3,238,632
Right of use assets	14	309,303	281,146
Intangible assets	16	96,753	87,986
Net defined benefit assets	15	1,058	5,346
Deferred tax assets	22	20,749	30,148
Other non-current assets	17	22,113	17,048
		4,165,409	3,928,873
Total assets		$5,742,286	$5,196,836
LIABILITIES AND EQUITY
Current liabilities
Loans and borrowings	18	$254,854	$222,430
Current portion of lease liabilities	14	59,103	68,304
Trade, other payables and financial liabilities	19,23	231,998	184,934
Air traffic liability	7.2	621,895	611,856
Frequent flyer deferred revenue	7.2	59,449	55,062
Taxes payable		55,505	44,210
Accrued expenses payable	20	62,673	64,940
Income tax payable		9,801	26,741
		1,355,278	1,278,477
Non-current liabilities
Loans and borrowings long-term	18	1,415,953	1,240,261
Lease liabilities	14	270,594	215,353
Frequent flyer deferred revenue	7.2	72,616	69,754
Deferred tax liabilities	22	37,476	36,369
Other long-term liabilities	21	217,626	234,474
		2,014,265	1,796,211
Total liabilities		3,369,543	3,074,688
Equity	24
Issued capital
Class A common stock - 34,195,704 (2023 - 34,110,338) shares issued 30,234,831 (2023 - 31,101,689) outstanding		23,244	23,201
Class B common stock - 10,938,125 (2023 - 10,938,125) shares issued and outstanding, no par value		7,466	7,466
Additional paid in capital		214,542	209,102
Treasury stock		(291,438)	(204,130)
Retained earnings		2,434,677	2,095,835
Accumulated other comprehensive loss		(15,748)	(9,326)
Total equity		2,372,743	2,122,148
Commitments and contingencies	27	—	—
Total liabilities and equity		$5,742,286	$5,196,836
The accompanying notes are an integral part of these consolidated financial statements.

Copa Holdings, S. A. and Subsidiaries
Consolidated statement of profit or loss
For the year ended December 31
(In US$ thousands)

	Notes	2024	2023	2022
Operating revenue
Passenger revenue		$3,293,361	$3,316,361	$2,824,719
Cargo and mail revenue		100,507	97,105	101,765
Other operating revenue		52,330	43,538	38,549
	7	3,446,198	3,457,004	2,965,033
Operating expenses
Fuel		949,309	995,862	1,052,637
Wages, salaries, benefits and other employees’ expenses		470,644	436,526	380,385
Passenger servicing		109,243	89,146	70,080
Airport facilities and handling charges		252,798	221,878	192,584
Sales and distribution		207,968	227,171	224,465
Maintenance, materials and repairs		105,936	132,531	104,114
Depreciation and amortization	13,14,16	330,710	306,114	267,704
Flight operations		129,520	109,892	97,256
Other operating and administrative expenses		137,119	130,656	125,424
		2,693,247	2,649,776	2,514,649
Operating profit		752,951	807,228	450,384
Non-operating income (expense)
Finance cost	14,18	(84,493)	(158,216)	(87,631)
Finance income	18	58,912	50,208	18,030
(Loss) gain on foreign currency fluctuations		(33,991)	3,076	(9,812)
Net change in fair value of derivatives	18	4,469	(98,347)	17,189
Other net non-operating income (expense)		7,940	7,153	70
		(47,163)	(196,126)	(62,154)
Profit before taxes		705,788	611,102	388,230
Income tax expense	22	(97,674)	(97,005)	(40,176)
Net profit		$608,114	$514,097	$348,054
Earnings per share	26
Basic		$14.55	$12.78	$8.58
Diluted		$14.55	$12.78	$7.88
The accompanying notes are an integral part of these consolidated financial statements.

Copa Holdings, S. A. and Subsidiaries
Consolidated statement of comprehensive income
For the year ended December, 31
(In US$ thousands)

	2024	2023	2022
Net profit	$608,114	$514,097	$348,054
Other comprehensive income
Other comprehensive (loss) income not to be reclassified to profit or loss in subsequent periods - Remeasurement on defined benefit plans	(6,422)	2,119	7,225
Total comprehensive income for the year	$601,692	$516,216	$355,279
The accompanying notes are an integral part of these consolidated financial statements.

Copa Holdings, S. A. and Subsidiaries
Consolidated statement of changes in equity
For the year ended December,31
(In US$ thousands)

		Common stock (Shares)		Issued capital		Additional paid in capital	Treasury stock	Retained earnings	Accumulated other comprehensive income (loss)	Total equity
	Notes	Class A	Class B	Class A	Class B
At January 1, 2022		30,995,120	10,938,125	$21,289	$7,466	$98,348	$(176,902)	$1,367,866	$(18,670)	$1,299,397
Net profit		—	—	—	—	—	—	348,054	—	348,054
Other comprehensive income	15	—	—	—	—	—	—	—	7,225	7,225
Issuance of stock for employee awards		54,501	—	38	—	(38)	—	—	—	—
Share-based compensation expense	25	—	—	—	—	5,155	—	—	—	5,155
Acquisition of treasury shares	24	(2,571,917)	—	—	—	—	(167,639)	—	—	(167,639)
Other		—	—	—	—	—	—	(82)	—	(82)
At December 31, 2022		28,477,704	10,938,125	$21,327	$7,466	$103,465	$(344,541)	$1,715,838	$(11,445)	$1,492,110
Net profit		—	—	—	—	—	—	514,097	—	514,097
Other comprehensive income	15	—	—	—	—	—	—	—	2,119	2,119
Issuance of stock for employee awards		59,066	—	40	—	(40)	—	—	—	—
Share-based compensation expense	25	—	—	—	—	4,359	—	—	—	4,359
Acquisition of treasury shares	24	(1,141,316)	—	—	—	—	(105,932)	—	—	(105,932)
Dividends		—	—	—	—	—	—	(134,085)	—	(134,085)
Share settlement convertible notes	18	3,694,845	—	—	—	103,152	246,343	—	—	349,495
Other		11,390	—	1,834	—	(1,834)	—	(15)	—	(15)
At December 31, 2023		31,101,689	10,938,125	$23,201	$7,466	$209,102	$(204,130)	$2,095,835	$(9,326)	$2,122,148
Net profit		—	—	—	—	—	—	608,114	—	608,114
Other comprehensive income	15	—	—	—	—	—	—	—	(6,422)	(6,422)
Issuance of stock for employee awards		63,083	—	43	—	(43)	—	—	—	—
Share-based compensation expense	25	—	—	—	—	5,483	—	—	—	5,483
Acquisition of treasury shares	24	(929,941)	—	—	—	—	(87,308)	—	—	(87,308)
Dividends		—	—	—	—	—	—	(269,272)	—	(269,272)
At December 31, 2024		30,234,831	10,938,125	$23,244	$7,466	$214,542	$(291,438)	$2,434,677	$(15,748)	$2,372,743
The accompanying notes are an integral part of these consolidated financial statements.

Copa Holdings, S. A. and Subsidiaries
Consolidated statement of cash flows
For the year ended December,31
(In US$ thousands)

	Notes	2024	2023	2022
Operating activities
Net profit		$608,114	$514,097	$348,054
Adjustments for:
Income tax expense		97,674	97,005	40,176
Finance cost	18	84,493	158,216	87,631
Finance income	18	(58,912)	(50,208)	(18,030)
Depreciation and amortization	13,14,16	330,710	306,114	267,704
Disposal of non financial assets		2,907	847	(2,458)
Impairment of financial assets	9,28.3	(1,313)	(201)	2,408
Allowance for obsolescence		—	—	80
Share-based compensation expense	25	5,483	4,359	5,155
Unrealized (gains) losses in fair value of derivatives	18	(1,410)	98,347	(17,189)
Unrealized loss on investment	9	(5,894)	(6,338)	4,252
Net foreign exchange differences		29,038	11,117	25,330
Provisions		(17,060)	—	—
Change in:
Accounts receivable		(15,009)	(27,199)	(51,318)
Accounts receivable from related parties	10	(449)	(359)	(336)
Other current assets		(1,720)	(23,145)	(47,436)
Other assets		(11,167)	(7,219)	(10,874)
Accounts payable		46,387	19,143	46,982
Accounts payable from related parties	19	396	224	(6,945)
Air traffic liability		10,039	(39,950)	94,474
Frequent flyer deferred revenue		7,249	13,289	16,413
Other liabilities		5,790	40,266	33,317
Cash from operating activities		1,115,346	1,108,405	817,390
Income tax paid		(115,721)	(55,414)	(26,353)
Interest paid		(61,038)	(50,931)	(44,761)
Interest received		58,262	42,726	12,267
Net cash from operating activities		996,849	1,044,786	758,543
Investing activities
Acquisition of investments		(569,787)	(644,909)	(763,842)
Proceeds from redemption and sale of investments		709,725	698,580	749,576
Advance payments on aircraft purchase contracts		—	(200,000)	(377,670)
Reimbursement of advance payments on aircraft purchase contracts		160,302	228,111	105,381
Acquisition of property and equipment		(626,161)	(600,175)	(254,561)
Proceeds from sale of property and equipment		12,958	5,095	7,426
Acquisition of intangible assets	16	(30,179)	(29,697)	(18,461)
Net cash used in investing activities		(343,142)	(542,995)	(552,151)
Financing activities
Payment of convertible notes	18	—	(350,001)	—
Proceeds from new borrowings	18	414,587	428,310	222,481
Payments on loans and borrowings	18	(216,649)	(152,254)	(249,519)
Payment of lease liability	18	(61,140)	(79,999)	(79,017)
Repurchase of treasury shares	24	(87,308)	(105,932)	(167,639)
Dividends paid		(269,139)	(134,152)	—
Net cash used in financing activities		(219,649)	(394,028)	(273,694)
Net increase (decrease) in cash and cash equivalents		434,058	107,763	(67,302)
Cash and cash equivalents at January 1		206,375	122,424	211,081
Effect of exchange rate change on cash		(27,120)	(23,812)	(21,355)
Cash and cash equivalents at December 31		$613,313	$206,375	122,424
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
The main subsidiaries included in these consolidated financial statements are as follows:
•Compañía Panameña de Aviación, S. A. (“Copa Airlines”): the Company’s core operation is incorporated according to the laws of the Republic of Panama and provides international air transportation for passengers, cargo and mail, operating from its Panama City hub in the Republic of Panama.
•AeroRepública, S. A. (“AeroRepública”): is a Colombian air carrier, incorporated according to the laws of the Republic of Colombia which provides domestic and international air transportation for passengers, cargo, and mail.
AeroRepública operates “Wingo” a brand under a low-cost business model. Wingo operates administratively and functionally under AeroRepública, with an independent structure for its commercialization, distribution systems and customer service.
•Oval Financial Leasing, Ltd. (“OVAL”): incorporated according to the laws of the British Virgin Islands, it controls the special-purpose entities that have a beneficial interest in the majority of the Company’s fleet, which is leased to either Copa Airlines or AeroRepública.
•La Nueva Aerolínea, S.A. (“LNA”): is a Panamanian air carrier, incorporated according to the laws of the Republic of Panama and provides domestic and international air transportation for passengers, cargo and mail, operating from the Republic of Panama. LNA, operates air transportation for passengers under “Wingo’s” brand.
The Company currently offers approximately 401 daily scheduled flights to 82 destinations in 32 countries in North, Central and South America and the Caribbean, mainly from its Panama City Hub. Additionally, the Company provides passengers with access to flights to more than 180 international destinations through codeshare agreements. The Company is part of Star Alliance, the leading global airline network since June 2012.
The Company has a broad commercial alliance with United Airlines Holdings, Inc. (“United”), which was renewed during May 2021, for another five years. This Alliance includes an extensive and expanding code-sharing and technology cooperation.
Copa Airlines has the loyalty program “ConnectMiles”, designed to strengthen the relationship with its frequent flyers and provide exclusive attention. ConnectMiles members are eligible to earn and redeem miles to any of Star Alliance’s, 1,200 (unaudited) destinations within 25 airlines members (unaudited).
As of December 31, 2024, the Company operates a fleet of 112 aircraft with an average age of 10.1 years, and consists of 67 Boeing 737-800 Next Generation aircraft, 9 Boeing 737-700 Next Generation aircraft, 1 Boeing 737-800 BCF, 32 737-MAX 9 aircraft and 3 737-MAX 8 aircraft . In March 2022, the newly converted freighter aircraft, the Boeing 737-800 BCF (Boeing Converted Freighter) with a capacity of 21.7 tons per flight, began operations. The aircraft came from the Company’s fleet and was converted into a freighter by Boeing. This freighter aircraft will further increase cargo capacity.
The consolidated financial statements for the year ended December 31, 2024 have been authorized for issuance by the Company’s Chief Executive Officer and Chief Financial Officer on April 28, 2025.

F-9	(Continued)

COPA HOLDINGS, S. A. AND SUBSIDIARIES
Notes to the consolidated financial statements

2. Basis of preparation
Statement of compliance
The Company’s consolidated financial statements have been prepared in accordance with IFRS Accounting Standards or “IFRS”, as issued by the International Accounting Standards Board (“IASB”).
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
Basis of measurement
The consolidated financial statements have been prepared on a historical cost basis, except for the following:
•certain financial assets, and derivative financial instruments – measured at fair value
•assets held for sale – measured at fair value less cost of disposal, and
•defined benefit pension plans – plan assets measured at fair value.
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

F-10	(Continued)

COPA HOLDINGS, S. A. AND SUBSIDIARIES
Notes to the consolidated financial statements

The following are the significant subsidiaries included in these financial statements:

	Country of Incorporation	Ownership interest
Name		2024	2023
Copa Airlines	Panama	99.9%	99.9%
AeroRepública	Colombia	99.9%	99.9%
Oval	British Virgin Islands	100%	100%
LNA	Panama	100%	100%
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
Cargo and mail revenue
Cargo and mail revenue is recognized when the Company provides and completes the shipping services as requested by the client and the risks control on the merchandise and goods are transferred.
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
The remaining amounts included within other revenue are related to advertising and vacation-related services.
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
As of December 31, 2024 and 2023, the Company cash position is comprised from cash on hand and in banks.
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
Financial assets at fair value through profit or loss
Financial assets at fair value through profit or loss include financial assets held for trading, financial assets designated upon initial recognition at fair value through profit or loss, or financial assets mandatory required to be measured at fair value. Financial assets are classified as held for trading if they are acquired for the purpose of selling or repurchasing in the near term. Derivatives, including separated embedded derivatives, are also classified as held for trading unless they are designated as effective hedging instruments. Financial assets with cash flows that are not solely payments of principal and interest are classified and measured at fair value through profit or loss, irrespective of the business model. Notwithstanding the criteria for debt instruments to be classified at amortized cost or at fair value through OCI, as described above, debt instruments may be designated at fair value through profit or loss on initial recognition if doing so eliminates, or significantly reduces, an accounting mismatch.

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
For accounts receivable the Company applies a simplified approach in calculating ECLs. Therefore, the Company does not track changes in credit risk, but instead recognizes a loss allowance based on lifetime ECLs at each quarterly reporting date.
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
The changes in fair value of any derivative instrument that is not designated as a hedge are recognized immediately in the consolidated statement of profit or loss in “Net change in fair value of derivatives”.
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
When a major maintenance inspection or overhaul cost is embedded in the initial purchase cost of an aircraft, the Company estimates the carrying amount of the component. These initial built-in maintenance assets are depreciated over the estimated time period until the first maintenance event is performed. The cost of major maintenance events completed after the aircraft acquisition are capitalized and depreciated over the estimated time period until the next major maintenance event or, in the case of a right-of-use ("ROU") asset, over the shorter of the scheduled period of use until the next major inspection event or the remaining lease term. The remaining value of the previously capitalized component if any, is charged to expense upon completion of the subsequent maintenance event.
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
(*)Estimates for Boeing 737-700 fleet may differ , see note 13.

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
When the Company expects some or all of a provision to be reimbursed, for example, under an insurance contract, the reimbursement is recognized as a separate asset, but only when the reimbursement is virtually certain. The expense relating to a provision is presented in the statement of profit or loss net of any reimbursement.
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
Share-based payments
Selected employees (including senior executives) of the Company receive compensation in the form of share-based payment transactions, whereby employees render services as consideration for equity instruments (equity-settled transactions).

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
Judgments
In the process of applying the Company’s accounting policies, management has made judgments, which have the most significant effect on the amounts recognized in the consolidated financial statements in the following area:
•Leases - whether the contract is, or contains, a lease. (See note 3 (j))
•Lease term - whether the Company reasonably certain to be exercised extension options. (See note 3 (j))
The Company determines the lease term as the non-cancellable term of the lease, together with any periods covered by an option to extend the lease if it is reasonably certain to be exercised, or any periods covered by an option to terminate the lease, if it is reasonably certain not to be exercised.
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
•Impairment of financial assets - Note 3 (f)
•Impairment of non-financial assets - Note 3 (g)
•Estimation of provision for return condition - Note 3 (m)
•Revenue recognition – estimate for expired tickets - Note 3 (d)
•Multiple deliverable revenue arrangements - Frequent flyer program - Note 3 (d)
•Taxes
The Company believes that taken tax positions, including transfer pricing between entities, are reasonable. However, in the event of an audit by the tax authorities, they may challenge the positions taken by the Company, resulting in additional taxes and interest liabilities.
Management judgement is required to determine the amount of deferred tax assets that can be recognized, based upon the likely timing and the level of future taxable profits, together with future tax planning strategies (see note 22).
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
5. Adoption of new and amended standards and interpretations
The Company applied for the first-time certain standards and amendments, which are effective for annual periods beginning on or after 1 January 2024 (unless otherwise stated). The Company has not early adopted any other standard, interpretation or amendment that has been issued but is not yet effective.
Amendments to IAS 1 - Classification of Liabilities as Current or Non-current
In January 2020, the IASB issued amendments to paragraphs 69 to 76 of IAS 1 Presentation of Financial Statements to specify the requirements for classifying liabilities as current or non-current and apply for annual reporting periods beginning on or after January 2024 . The amendments clarify:
•What is meant by a right to defer settlement.
•That a right to defer must exist at the end of the reporting period.
•That classification is unaffected by the likelihood that an entity will exercise its deferral right.
•That only if an embedded derivative in a convertible liability is itself an equity instrument would the terms of a liability not impact its classification
The amendments had no impact on the consolidated financial statements.
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
During 2024 and 2023, the Company did not entered into sale and lease back transactions.

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
The amendment applies retrospectively to annual reporting periods beginning on or after 1 January 2024 in accordance with IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors.
The amendment had no impact on the consolidated financial statements, based on the outstanding liabilities as of December 2024..
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
The amendments applies to annual reporting periods beginning on or after 1 January 2024.
The amendment had no impact on the consolidated financial statements since the Company don’t use this type of transactions.
6. Standards issued but not yet effective
The new and amended standards and interpretations that are issued, but not yet effective, up to the date of issuance of the Company’s financial statements are disclosed below. The Company intends to adopt these standards, if applicable, when they become effective
Amendments to IAS 21- Lack of Exchangeability
In August 2023 the IASB issued the amendment to IAS 21 The Effects of Changes in Foreign Exchange Rates to add requirements to help entities to determine whether a currency is exchangeable into another currency, and the spot exchange rate to use when it is not.
The amendment is effective for annual reporting periods beginning on or after 1 January 2025. Earlier application is permitted. The Company will apply these amendments to Foreign Exchange Rates for which it has fulfilled all its conditions at the beginning of the annual reporting period in which it first applies the amendments.
Amendment to IFRS 9 and IFRS 7 - Classification and Measurement of Financial Instruments
In May 2024 the IASB issued the amendment to IFRS 9 and IFRS 7 Classification and Measurement of Financial Instruments to address matters identified during the post-implementation review of the classification and measurement requirements of IFRS 9 Financial Instruments:
•Derecognition of a financial liability settled through electronic transfer: clarify the requirements for the timing of recognition and derecognition of some financial assets and liabilities, with a new exception for some financial liabilities settled through an electronic cash transfer system;
•Classification of financial assets: clarify and add further guidance for assessing whether a financial asset meets the solely payments of principal and interest (SPPI) criterion;
•Disclosures: add new disclosures for certain instruments with contractual terms that can change cash flows (such as some instruments with features linked to the achievement of environment, social and governance (ESG) targets); and

F-29	(Continued)

COPA HOLDINGS, S. A. AND SUBSIDIARIES
Notes to the consolidated financial statements

•Make updates to the disclosures for equity instruments designated at Fair Value through Other Comprehensive Income (FVOCI).
The amendments are effective for reporting periods beginning on or after 1 January 2026 and is not expected to have a material impact on the consolidated financial statements.
IFRS 18 - Presentation and Disclosure in Financial Statements
In April 2024 the IASB issued the new standards IFRS 18 - Presentation and Disclosure in Financial Statements to improve reporting of financial performance. The key new concepts introduced are relate to:
•The structure of the statement of profit or loss
•Required disclosures in the financial statements for certain profit or loss performance measures that are reported outside an entity’s financial statements; and
•Enhanced principles on aggregation and disaggregation which apply to the primary financial statements and notes in general.
The new standards are effective for reporting periods beginning on or after 1 January 2027.
The Company is still in the process of assessing the impacts of the new standard, particularly with respect to the structure of the Company's statement of profit or loss and notes to the financial statements.
IFRS - Annual Improvements
In July 2024 the IASB issued of Annual Improvements to IFRS Accounting Standards - Volumen 11.Annual improvements are limited to changes that either clarify the wording in an Accounting Standard or correct relatively minor unintended consequences, oversights or conflicts between the requirements in the Accounting Standards.

Accounting Standard	Subject of amendments
IFRS 1 First-time Adoption of International Financial Reporting Standards	Hedge accounting by a first-time adopter
IFRS 7 Financial Instruments: Disclosures	Gain or loss on derecognition
Guidance on implementing IFRS 7 Financial Instruments: Disclosures	Introduction
Disclosure of deferred difference between fair value and transaction price
Credit risk disclosures
IFRS 9 Financial Instruments	Derecognition of lease liabilities
Transaction price
IFRS 10 Consolidated Financial Statements	Determination of a ‘de facto agent’
IAS 7 Statement of Cash Flows	Cost method
The changes are effective for reporting periods beginning on or after 1 January 2026. Earlier application is permitted and is not expected to have a material impact on the consolidated financial statements.
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
Operating revenues are comprised of passenger revenues, cargo and mail, and other operating revenues. The following table shows disaggregated operating revenues for the years ended as December 31, 2024, 2023 and 2022.

	2024	2023	2022
Passenger revenue
Passenger revenue	$3,220,718	$3,263,764	$2,793,420
Miles redeemed	72,643	52,597	31,299
	3,293,361	3,316,361	2,824,719

Cargo and mail revenue	100,507	97,105	101,765
Total passenger and cargo and mail revenue	3,393,868	3,413,466	2,926,484

Other operating revenue
Frequent flyer program - marketing services	47,844	37,930	28,396
Other operating revenue	4,486	5,608	10,153
	52,330	43,538	38,549
	$3,446,198	$3,457,004	$2,965,033

7.2    Contract balances
The significant contract liabilities are comprised of ticket sales for transportation that has not yet been provided, recorded as “Air traffic liability” and outstanding loyalty program miles that may be redeemed for future travel, recorded as “Frequent flyer deferred revenue”.

F-31	(Continued)

COPA HOLDINGS, S. A. AND SUBSIDIARIES
Notes to the consolidated financial statements

The table below presents the changes in air traffic liability:

	2024	2023
Balance at beginning of year	$611,856	$651,805
Sales	3,843,468	3,722,763
Revenue recognition	(3,083,778)	(3,076,635)
Tax recognition	(587,551)	(547,206)
Reimbursements	(119,844)	(84,033)
Interline tickets	(35,485)	(52,675)
Other	(6,771)	(2,163)
Balance at end of year	$621,895	$611,856
The contract duration of passenger tickets is one year. Accordingly, any revenue associated with tickets sold for future travel dates will be recognized within twelve months. The table below presents the activity of the current and non-current frequent flyer liability:

	2024	2023
Balance at beginning of year	$124,816	$111,526
Deferred of revenue	79,892	65,887
Recognition of revenue	(72,643)	(52,597)
Balance at end of year	$132,065	$124,816

Current	59,449	55,062
Non-current	72,616	69,754
	$132,065	$124,816

Contract assets are reflected as accounts receivable. See note 10.
7.3    Segment reporting
The Company’s business activities are conducted as one operating segment – Air transportation (that includes cargo and mail revenue), the reporting results of which are regularly reviewed by management for purposes of analyzing its performance and making decisions about resource allocations. Information concerning operating revenue by geographic area for the period ended December 31 is as follows:

	2024	2023	2022
North America	$1,375,018	$1,328,504	$957,730
South America	1,219,893	1,233,362	1,094,450
Central America	747,871	796,679	819,534
Caribbean	51,086	54,921	54,770
	$3,393,868	$3,413,466	$2,926,484

The Company attributes revenue to the geographic areas based on point of sales. Our tangible assets and capital expenditures consist primarily of flight and related ground support equipment, which is mobile across geographic markets and, therefore, has not been allocated.

F-32	(Continued)

COPA HOLDINGS, S. A. AND SUBSIDIARIES
Notes to the consolidated financial statements

8. Cash and cash equivalents

	2024	2023
Checking and saving accounts	$271,337	$151,146
Time deposit	291,000	55,000
Cash on hand	250	229
Bonds	50,726	—
	$613,313	$206,375

Cash at checking and saving accounts, earned interest based on rates determined by the banks in which the instruments are held.
Time deposits and bonds are presented as cash equivalents if they have a maturity of three months or less. They are denominated in U.S. dollar and held to maturity.
As of December 31, 2024, the cash and cash equivalents disclosed above and in the consolidated statement of cash flows include $1.4 million (2023: $1.4 million) that the Company has pledged from its checking and saving accounts to fulfill collateral requirements. As of December 31, 2024 and 2023, except for the cash pledged to fulfill collateral requirement, the Company’s cash and cash equivalents are free of restriction or charges that could limit its availability.
9. Investments

	2024			2023
	Current	Non Current	Total	Current	Non Current	Total
Investment at amortised cost
Time deposits	$288,387	$108,000	$396,387	$314,495	$100,000	$414,495
Bonds	190,355	141,459	331,814	293,311	160,132	453,443
	478,742	249,459	728,201	607,806	260,132	867,938
Allowance for expected credit losses	(580)	(523)	(1,103)	(1,060)	(1,198)	(2,258)
	478,162	248,936	727,098	606,746	258,934	865,680
Investment at fair value through profit or loss
Investment funds	107,757	—	107,757	102,063	—	102,063
	$585,919	$248,936	$834,855	$708,809	$258,934	$967,743

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
As of December 31, 2024, the Company has pledged $5.9 million of its time deposits in order to fulfil the collateral requirements for some lease and airport contracts.
Listed corporate bonds, have interest rates ranging between 1.15% and 7.95% (2023: between 1.00% and 5.70%).
The information about the expected credit loss over these financial assets is disclosed in note 28.3

F-33	(Continued)

COPA HOLDINGS, S. A. AND SUBSIDIARIES
Notes to the consolidated financial statements

Investments at fair value through profit or loss (“FVPL”) include investments in listed equity shares of an investment fund. Fair values of these equity shares are determined by reference to published price quotations in an active market. During 2024, the Company recognized a net unrealized profit on instruments at FVPL of $5.9 million (2023: $6.3 million net profit) recorded under “Other net non-operating income (expense)” in the accompanying consolidated statement of profit or loss.
For information about the methods and assumptions used in determining fair value see 28.6.
10. Accounts receivable

	2024	2023
Credit cards	$87,611	$86,673
Clearing house	31,322	27,873
Airlines	7,417	3,904
Cargo and courier	10,881	9,204
Agencies	1,424	2,628
Government	1,325	8,799
Account receivables from related parties	2,976	2,527
Clients	26,177	18,376
Other	2,916	2,560
	172,049	162,544
Allowance for expected credit losses	(3,059)	(3,297)
	$168,990	$159,247

During 2024, the Company recovered $8.1 million corresponding to accounts receivable with a government institution.
Trade receivables are non-interest bearing and have maturities between 30 to 90 days.
See detail of trade receivables from related parties in note 23.
The category “Other” mainly includes receivables from miles’ partners and employees accounts.
The change in the allowance for expected credit losses in respect of accounts receivable during the year was as follows.

	2024	2023	2022
Balance at beginning of years	$(3,297)	$(7,690)	$(7,565)
Additions /(Reversal)	158	(496)	(765)
Write-off	80	4,889	640
Balance at end of year	$(3,059)	$(3,297)	$(7,690)

The information about the credit exposures is disclosed in note 28.3.

F-34	(Continued)

COPA HOLDINGS, S. A. AND SUBSIDIARIES
Notes to the consolidated financial statements

11. Expendable parts and supplies
Expendable parts and supplies are mainly related to maintenance and repair of flight equipment, and are carried at the lower of the average acquisition cost or replacement cost.

	2024	2023
Material for repair and maintenance	$127,364	$111,938
Other inventories	5,079	4,768
	132,443	116,706
Allowance for obsolescence	(102)	(102)
	$132,341	$116,604

Expendable parts and supplies recognized when used as an expense in the accompanying consolidated statement of profit or loss under “Maintenance, materials and repairs” amount to $38.0 million, (2023: $34.7 million and, 2022: $25.4 million).
12. Prepaid expenses

	2024	2023
Prepaid taxes	$19,293	$20,521
Prepaid commissions	3,186	3,489
Prepaid insurance	462	416
Prepaid to supplier	28,222	29,842
	$51,163	$54,268
Current	42,926	44,635
Non-current	8,237	9,633
	$51,163	$54,268

The current portion of prepaid taxes amounts to $11.1 million and mainly includes tax advance of VAT, and withholdings taxes (2023: $10.9 million). The non-current portion of prepaid expenses mainly include tax credits for $8.2 million (2023: $9.6 million).
Prepaid to supplier mainly includes operating expenses related to aircraft rent, fuel and maintenance services.

F-35	(Continued)

COPA HOLDINGS, S. A. AND SUBSIDIARIES
Notes to the consolidated financial statements

13. Property and equipment

	Land	Flight equipment	Purchase deposits for flight equipment	Ramp and miscellaneous	Furniture, fixtures, equipment and other	Leasehold improvements	Construction in progress	Total
Cost -
Balance at January 1, 2022	$6,301	$2,925,576	$476,254	$53,562	$33,905	$65,267	$15,584	$3,576,449
Transfer of pre-delivery payments	—	50,977	(50,977)	—	—	—	—	—
Additions	—	228,908	383,176	2,903	3,318	3,291	882	622,478
Disposals	—	(46,121)	—	(1,395)	(4,265)	(164)	(29)	(51,974)
Reclassifications	—	8,179	(76,200)	—	—	5,873	(14,052)	(76,200)
Balance at December 31, 2022	$6,301	$3,167,519	$732,253	$55,070	$32,958	$74,267	$2,385	$4,070,753
Transfer of pre-delivery payments	—	211,703	(211,703)	—	—	—	—	—
Additions	—	373,983	205,030	3,993	3,760	1,991	9,302	598,059
Disposals	—	(56,979)	—	(427)	(1,476)	(897)	—	(59,779)
Reclassifications	—	(549)	(25,400)	—	—	617	(68)	(25,400)
Balance at December 31, 2023	$6,301	$3,695,677	$700,180	$58,636	$35,242	$75,978	$11,619	$4,583,633
Transfer of pre-delivery payments	—	175,930	(175,930)	—	—	—	—	—
Additions	—	444,469	13,987	5,205	3,260	3,701	4,779	475,401
Disposals	—	(75,550)	—	(945)	(2,441)	(1,095)	—	(80,031)
Reclassifications	—	2,329	—	—	39	6,696	(9,026)	38
Balance at December 31, 2024	$6,301	$4,242,855	$538,237	$62,896	$36,100	$85,280	$7,372	$4,979,041
Accumulated depreciation and impairment -
Balance at January 1, 2022	$—	$(942,026)	$—	$(45,777)	$(31,963)	$(43,975)	$(4)	$(1,063,745)
Depreciation for the year	—	(163,674)	—	(2,392)	(1,354)	(4,490)	—	(171,910)
Disposals	—	42,631	—	1,366	4,265	164	—	48,426
Balance at December 31, 2022	$—	$(1,063,069)	$—	$(46,803)	$(29,052)	$(48,301)	$(4)	$(1,187,229)
Depreciation for the year	—	(200,851)	—	(2,546)	(2,190)	(4,320)	—	(209,907)
Disposals	—	49,382	—	398	1,470	885	—	52,135
Balance at December 31, 2023	$—	$(1,214,538)	$—	$(48,951)	$(29,772)	$(51,736)	$(4)	$(1,345,001)
Depreciation for the year	—	(229,622)	—	(2,923)	(3,143)	(5,173)	—	(240,861)
Disposals	—	60,616	—	945	2,430	1,090	—	65,081
Balance at December 31, 2024	$—	$(1,383,544)	$—	$(50,929)	$(30,485)	$(55,819)	$(4)	$(1,520,781)
Carrying amounts -
At December 31, 2022	$6,301	$2,104,450	$732,253	$8,267	$3,906	$25,966	$2,381	$2,883,524
At December 31, 2023	$6,301	$2,481,139	$700,180	$9,685	$5,470	$24,242	$11,615	$3,238,632
At December 31, 2024	$6,301	$2,859,311	$538,237	$11,967	$5,615	$29,461	$7,368	$3,458,260
Flight equipment
Flight equipment includes aircraft, engines, aircraft components, and major maintenance of own and leased aircraft.
During 2024, the Company capitalized 6 Boeing 737 MAX aircraft (2023: 8 Boeing 737 MAX aircraft). The Company acquired these aircraft through a Japanese Operating Leases with Call Options (“JOLCOs”) which are a form financing obtained from Japanese lenders. Under IFRS, these transactions are considered a purchase and are accounted for as an element of Property and equipment. These arrangements establish semi-annually payments of obligations and have a term of 10 years.
In March 2022, the newly converted freighter aircraft, the Boeing 737-800 BCF (Boeing Converted Freighter) with a capacity of 21.70 tons per flight, began operations. The conversion is depreciated over the lesser of 10.0 years or remaining useful life of the aircraft.

F-36	(Continued)

COPA HOLDINGS, S. A. AND SUBSIDIARIES
Notes to the consolidated financial statements

Aircraft with a carrying value of $1.7 billion (includes new acquired aircraft) are pledged as collateral for the obligation of the special purpose entities as of December 31, 2024 (2023: $1.5 billion).
On 26 September 2022, one of the Company’s Boeing 737-800 aircraft came off the runway while landing at Tocumen International Airport in Panama. During 2023, the Company completed the repair of the aircraft and its engines under the Company's insurance policy, and recognized a reimbursement asset of $11.5 million within other current assets in the consolidated statement of financial position. As of December 31, 2024, the reimbursement asset amounts to $0.2 million (2023:$11.5 million ) (see note 17).
No impairment indicators were identified in 2024 and 2023 in the property and equipment.
Purchase deposits for flight equipment
Purchase deposits for flight equipment mainly correspond to the future purchase of MAX aircraft and engines (see note 27).
As of December 31, 2024, the additions for $14.0 million do not include any advance payments made on aircraft purchase contracts (2023: the additions for $200.2 million include $200.0 million of advance payments paid on aircraft purchase contracts).
During the 2024, the Company grounded twenty-one 737 MAX9 aircraft in response to the Federal Aviation Administration (FAA) airworthiness directive issued on January 6. A total of 1,788 flights were canceled from January 6 through January 29. After undergoing the technical inspections required by the authorities, all of these aircraft returned to Copa Airlines' schedule.
In 2024, the Company signed a confidential agreement with Boeing to cover the impact of the partial grounding of its Boeing 737 MAX 9 fleet in January. In accordance with applicable accounting principles, the Company recorded the compensation received from Boeing as a reduction of the cost basis of the aircraft.
Other property and equipment
As of December 31, 2024 and 2023 construction in progress mainly includes remodeling projects for airport facilities and offices.
During 2024, the Company capitalized under “Leasehold improvements” $6.7 million (2023: $0.6 million) in other remodeling projects for airport facilities and offices in the Terminal 2 of Tocumen International Airport in Panama.
14. Leases
The Company as a lessee
The Company leases some aircraft under long-term lease agreements with an average duration of 15 years. Aircraft under operating leases may be renewed in accordance with management’s business plan.
Other leased assets include real estate, airport and terminal facilities, sales offices, maintenance facilities, and general offices. Most lease agreements include renewal options; a few have escalation clauses, but no purchase options.

F-37	(Continued)

COPA HOLDINGS, S. A. AND SUBSIDIARIES
Notes to the consolidated financial statements

Information about leases for which the Company is a lessee is presented below:
Right of use assets

	Aircraft	Real estate	Total
Balance at January 1, 2022	$147,831	$18,497	$166,328
Additions	132,122	10,069	142,191
Depreciation expense	(69,167)	(4,972)	(74,139)
Balance at December 31, 2022	$210,786	$23,594	$234,380
Additions	120,747	1,960	122,707
Depreciation expense	(70,622)	(5,319)	(75,941)
Balance at December 31, 2023	$260,911	$20,235	$281,146
Additions	98,603	18,300	116,903
Derecognition	(20,271)	—	(20,271)
Depreciation expense	(62,327)	(6,148)	(68,475)
Balance at December 31, 2024	$276,916	$32,387	$309,303

Additions to the right-of-use assets include new leases, contract extensions, changes in discount rate and changes in rental payments.
During 2024, right-of-use of aircraft, includes the non-cash derecognition of $20.3 million, due the purchase from lessors of four Boeing 737-800 NG aircraft. These aircraft were capitalized in the consolidated statement of financial position at their acquisition cost in Property and equipment.
During 2023, the Company entered into lease transactions with third parties, for 1 new Boeing 737 MAX 9 aircraft for approximately 8 years (2022: 3 new Boeing 737 MAX 9).
Lease liabilities

	2024	2023
Current portion of lease liability
Aircraft	$54,134	$62,234
Real estate	4,969	6,070
	$59,103	$68,304
Long-term lease liability
Aircraft	$239,193	$196,873
Real estate	31,401	18,480
	$270,594	$215,353
	$329,697	$283,657
For leases under IFRS 16 the Company recognizes a provision to estimate the costs for work required to be performed just before the redelivery of the aircraft to the lessors and which does not depend on the aircraft utilization. This provision is booked as a dismantling provision cost under “long term liabilities” in the consolidated statement of financial position. As of December 31, 2024 the total liability related to leases including the provision of dismantling amounts to $351.9 million (2023: $310.8 million).
The Company had total cash outflows for leases of $77.1 million the year ended as December 31, 2024 (2023: $92.2 million ).
As of December 31, 2024 the average incremental borrowing rate of leased aircraft is 5.2% (2023: 4.6%).

F-38	(Continued)

COPA HOLDINGS, S. A. AND SUBSIDIARIES
Notes to the consolidated financial statements

The maturity analysis of lease liabilities is disclosed in note 28.5.
Amounts recognized in the consolidated statement of profit or loss related to leases:

	2024	2023	2022
Depreciation and amortization
Depreciation expense of right of use assets	$68,475	$75,941	$74,139

Other operating and administrative expenses
Short-term leases	$6,681	$12,310	$9,530
Leases of low-value assets	369	425	377
Variable lease payments not include in the measurement of lease liabilities	3,225	2,895	3,222
	$10,275	$15,630	$13,129
Finance cost
Interest expense on lease liability	$16,366	$12,173	$6,626
Unwinding of discount and changes in the discount rate	(2,501)	1,106	819
	$13,865	$13,279	$7,445
	$92,615	$104,850	$94,713
Some property leases contain variable payment terms that are linked to the number of passengers or employees using the areas. Additionally, some aircraft leases contain variable payment terms that depend on the aircraft’s flight hours.
The unwinding of discount and changes in the discount rate over leased aircraft correspond to the interest expenses of the discounted dismantling provision. As of December 31, 2024, unwinding of discount and changes in discount rate includes $4.2 million representing the unused portion of the dismantling provision related to the purchase of four leased Boeing 737-800 aircraft (see Note 21).
15. Net defined benefit assets (liability)

	2024	2023
Fair value of plan assets	$42,488	$37,159
Defined benefit obligation	(41,042)	(31,440)
Other employee benefits	(388)	(373)
	$(41,430)	$(31,813)
Net defined benefit asset	$1,058	$5,346
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
The following table summarizes the components of net benefit expense included under “Wages, salaries, benefits and other employees’ expenses” in the accompanying consolidated statement of profit or loss:

Year ended December 31,2024	Defined benefit obligation	Fair value of assets	Defined benefit assets (liability)
Current service cost	$2,690	$—	$2,690
Interest cost on net benefit obligation	2,015	(2,205)	(190)
Past service cost	62	—	62
Net periodic benefit cost (income)	$4,767	$(2,205)	$2,562

Year ended December 31,2023	Defined benefit obligation	Fair value of assets	Defined benefit assets (liability)
Current service cost	2,725	$—	$2,725
Interest cost on net benefit obligation	1,715	(1,641)	74
Past service cost	13	—	13
Net periodic benefit cost (income)	$4,453	$(1,641)	$2,812

Year ended December 31,2022	Defined benefit obligation	Fair value of assets	Defined benefit assets (liability)
Current service cost	2,860	—	2,860
Interest cost on net benefit obligation	972	(722)	250
Past service cost	16	—	16
Net periodic benefit cost (income)	$3,848	$(722)	$3,126

F-40	(Continued)

COPA HOLDINGS, S. A. AND SUBSIDIARIES
Notes to the consolidated financial statements

The following table shows reconciliation from the opening balance to the closing balances for net employee defined benefit liabilities and its components:

	Defined benefit obligation	Fair value of assets	Other employee benefits liability	Net defined benefit assets (liability)
At January 1, 2022	$(34,593)	$27,413	$(490)	$(7,670)
Current service cost	(2,860)	—	—	(2,860)
Interest (cost) income	(972)	722	—	(250)
Past service cost	(16)	—	—	(16)
Return on plan assets	—	172	—	172
Experience gain (loss)	(3,959)	—	—	(3,959)
Actuarial changes arising from changes in financial assumptions	10,874	—	—	10,874
Employer contributions	—	3,911	—	3,911
Benefits paid	1,194	(869)	—	325
Others	—	(152)	129	(23)
As of December 31, 2022	$(30,332)	$31,197	$(361)	$504
Current service cost	(2,725)	—	—	(2,725)
Interest (cost) income	(1,715)	1,641	—	(74)
Past service cost	(13)	—	—	(13)
Return on plan assets	—	(251)	—	(251)
Experience gain (loss)	80	—	—	80
Actuarial changes arising from changes in financial assumptions	2,295	—	—	2,295
Employer contributions	—	4,572	—	4,572
Benefits paid	970	—	—	970
Others	—	—	(12)	(12)
As of December 31, 2023	$(31,440)	$37,159	$(373)	$5,346
Current service cost	(2,690)	—	—	(2,690)
Interest (cost) income	(2,015)	2,205	—	190
Past service cost	(62)	—	—	(62)
Return on plan assets	—	(335)		(335)
Experience gain (loss)	(440)	—	—	(440)
Actuarial changes arising from changes in financial assumptions	(5,633)	—	—	(5,633)
Employer contributions	—	4,875	—	4,875
Benefits paid	1,238	(1,416)	—	(178)
Others	—	—	(15)	(15)
As of December 31, 2024	$(41,042)	$42,488	$(388)	$1,058
As of December 31, 2024, and 2023, plan assets are comprised totally by fixed term deposits.
For the year ended December 31, 2024, actuarial loss of $(6.4) million, (2023: actuarial gain of $2.1 million and 2022: actuarial gain of $7.2 million) were recognized in other comprehensive income.

F-41	(Continued)

COPA HOLDINGS, S. A. AND SUBSIDIARIES
Notes to the consolidated financial statements

The following were the principal actuarial assumptions at the reporting date:

	2024	2023	2022
Economic assumptions -
Discount rate	5.0%	6.7%	5.9%
Compensation - salary increase	4.0%	4.0%	4.0%
Demographic assumptions -
Mortality	Panama experience
Termination	2003 SoA pension plan
Retirement
Males		62 years
Females		57 years
Reasonably possible changes at the reporting date to one of the relevant actuarial assumptions, holding other assumptions constant, would have affected the defined benefit obligation by the amount shown below:

	December, 31 2024		December, 31 2023		December, 31 2022
	Increase	Decrease	Increase	Decrease	Increase	Decrease
Discount rate (0.5% movement)	$1,832	$(1,989)	$1,296	$(1,400)	$1,338	$(1,451)
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
The following payments are expected contributions to the defined benefit plan in future years:

	2024	2023
Up to one year	$4,271	$3,313
One to five years	13,301	11,873
Over five years	21,288	18,878
Total expected payments	$38,860	$34,064
The average duration of the defined benefit plan obligation at the end of the reporting period is 9.6 years.

F-42	(Continued)

COPA HOLDINGS, S. A. AND SUBSIDIARIES
Notes to the consolidated financial statements

16. Intangibles

		Other intangibles assets
	Goodwill	License and software rights	Intangible in process	Total
Cost -
Balance at January 1, 2022	$20,380	$172,197	$11,402	$203,979
Additions	—	2,899	15,562	18,461
Disposals	—	(29,214)	—	(29,214)
Reclassifications	—	9,594	(9,594)	—
Balance at December 31, 2022	$20,380	$155,476	$17,370	$193,226
Additions	—	6,059	23,638	29,697
Reclassifications	—	13,530	(13,530)	—
Balance at December 31, 2023	$20,380	$175,065	$27,478	$222,923
Additions	—	7,479	22,700	30,179
Reclassifications	—	25,596	(25,634)	(38)
Balance at December 31, 2024	$20,380	$208,140	$24,544	$253,064
Accumulated amortization and impairment—
Balance at January 1, 2022	$—	$(121,210)	$(1,020)	$(122,230)
Amortization for the year	—	(21,655)	—	(21,655)
Disposals	$—	$29,214	$—	$29,214
Balance at December 31, 2022	$—	$(113,651)	$(1,020)	$(114,671)
Amortization for the year	—	(20,266)	—	(20,266)
Balance at December 31, 2023	$—	$(133,917)	$(1,020)	$(134,937)
Amortization for the year	—	(21,374)	—	(21,374)
Balance at December 31, 2024	$—	$(155,291)	$(1,020)	$(156,311)
Carrying amounts -
At December 31, 2022	$20,380	$41,825	$16,350	$78,555
At December 31, 2023	$20,380	$41,148	$26,458	$87,986
At December 31, 2024	$20,380	$52,849	$23,524	$96,753

Goodwill
For impairment testing, goodwill acquired through business combinations is allocated to the air transportation CGU which is also the operating and reportable segment of the Company. Goodwill is tested for impairment annually at August, 31 and when circumstances indicate that the carrying value may be impaired.
The recoverable amount of the CGU of $4.6 billion (2023: $6.2 billion) has been determined based on a value in use calculation using cash flow projections from financial budgets approved by senior management covering a five-year period. The pre-tax discount rate applied to cash flow projections is 17.4% (2023: 15.8%) and the cash flows beyond the five-year period are extrapolated using a 2.8% (2023: 3.0%) growth rate. It was concluded that no impairment charge is necessary since the estimated recoverable amount of the CGU exceed its carrying value.
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
•Discount rates – The selected pre-tax rate of 17.4% represents the current market assessment of the risks specific to the CGU, taking into consideration the time value of money and individual risks of the underlying assets that have not been incorporated in the cash flow estimates. The discount rate calculation is based on the specific circumstances of the Company and its operating segment and is derived from its pre-tax weighted average cost of capital (WACC). The WACC takes into account both debt and equity. The cost of equity is derived from the expected return on investment by the Company’s investors. The cost of debt is based on the interest-bearing borrowings the Company is obliged to service. Segment-specific risk is incorporated by applying individual beta factors. The beta factors are evaluated annually based on publicly available market data.
A rise in the discount rate to 21.7% (i.e., +4.3%) would result in an impairment.
Other intangible assets
Intangible assets in process
Intangible assets in process as of December 31, 2024 and 2023 mainly comprise the development of sales, revenues and operational systems and improvements.
During 2024, the Company capitalized $25.6 million (2023: $13.5 million) on sales and revenue systems.
17. Other assets

	2024	2023
Current -
Interest receivable	$18,687	$18,037
Foreign currency forward	1,410	—
Other	1,613	14,190
	21,710	32,227
Non-current -
Guarantee deposits	11,690	4,605
Deposits for litigation	7,211	9,231
Other	3,212	3,212
	22,113	17,048
	$43,823	$49,275

Guarantee deposits are mainly amounts paid to suppliers, as required at the inception of the agreements.
Deposit for litigation is cash deposited into the escrow account until the related dispute is settled (see note 21).

F-44	(Continued)

COPA HOLDINGS, S. A. AND SUBSIDIARIES
Notes to the consolidated financial statements

18. Loans and borrowings

	2024
	Due through	Effective rates ranged	Carrying Amount
Long term fixed rate debt	2034	1.74% to 4.91%	1,077,395
Long term variable rate debt	2034	5.71% to 6.05%	593,412
			1,670,807
Current maturities			(254,854)
Loans and borrowings long-term			$1,415,953

	2023
	Due through	Effective rates ranged	Carrying Amount
Long term fixed rate debt	2034	1.73% to 3.99%	1,039,821
Long term variable rate debt	2033	6.53% to 6.86%	422,870
			1,462,691
Current maturities			(222,430)
Loans and borrowings long-term			$1,240,261
Maturities of the loans and borrowings for the next five years are as follows:

2025	254,854
2026	138,569
2027	148,467
2028	233,952
2029	198,164
Thereafter	696,801
$1,670,807
Long term debt
As of December 31, 2024, long-term fixed rate debt included $700.7 million (2023: $623.2 million) and long-term variable debt included $593.4 million corresponding to aircraft acquisitions using JOLCO arrangements (2023: $422.9 million).
As of December 31, 2024 the Company had $376.7 million (2023: $416.6 million) on long-term fixed rate debt of outstanding indebtedness that is owed to financial institutions under financing arrangements guaranteed by the Export-Import Bank of the United States. The Export-Import Bank guarantees support 80%—85% of the net purchase price of the aircraft and are secured with a first priority mortgage on the aircraft in favor of a security trustee on behalf of Export-Import Bank.
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
The exercise of the call option, resulted in a remeasured of the amortized cost of the liability component to reflect the new settlement date by recomputing the effective interest rate of the instrument. The Company recognized $87.9 million for this remeasure under “finance cost” in the consolidated statement of profit or loss. The component corresponding to the conversion feature of the notes was recorded as an embedded derivative under “Derivative financial instruments” in the consolidated statement of financial position. The fair value of the embedded derivative at initial recognition on April 30, 2020 was $138.4 million
The impact of this embedded derivative on the consolidated statement of profit or loss is, as follows:

	Statement of profit or loss
	2024	2023	2022
Derivative financial instrument	$—	$(98,347)	$17,189

F-46	(Continued)

COPA HOLDINGS, S. A. AND SUBSIDIARIES
Notes to the consolidated financial statements

The impact in the consolidated statement of profit or loss, for the change in the fair value of the embedded derivative is recognized as “Net change in fair value of derivatives” in the consolidated statement of profit or loss(see note 28.6).
The detail of finance cost and income is as follows:

	2024	2023	2022
Finance income -
Interest income on short-term bank deposits	$2,316	$1,541	$954
Interest income on investment	56,596	48,667	17,076
	$58,912	$50,208	$18,030
Finance cost -
Interests expense on bank loans	$(54,188)	$(41,917)	$(30,502)
Interests expense on senior convertible notes	—	(87,862)	(42,403)
Interest on factoring	—	(3,315)	(5,393)
Interest expense on lease liabilities	(13,865)	(13,279)	(7,445)
Unwinding of discount and changes in the discount rate	(16,440)	(11,843)	(1,888)
	$(84,493)	$(158,216)	$(87,631)
Changes in liabilities arising from financing activities:

	2023	Cash flows	Non-cash movements
			Foreign exchange movement	Leases	Other	2024
Loans and borrowings	$1,462,691	$197,938	$—	$—	$10,178	$1,670,807
Lease liability	283,657	(61,140)	(330)	107,118	392	329,697
Total liabilities used in financing activities	$1,746,348	$136,798	$(330)	$107,118	$10,570	$2,000,504

			Non-cash movements
	2022	Cash flows	Foreign exchange movement	Leases	Other	2023
Loans and borrowings	$1,444,303	$(73,945)	$—	$—	$92,333	$1,462,691
Lease liability	238,373	(79,999)	448	124,835	—	283,657
Total liabilities used in financing activities	$1,682,676	$(153,944)	$448	$124,835	$92,333	$1,746,348
The column “Leases” includes the non-cash additions to ROU and lease liabilities.
For the year ended December 31, 2024 and 2023 the column “Other” includes the effect of accrued but not yet paid interest on loans and borrowings.
The Company classifies interest paid as cash flows from operating activities.

F-47	(Continued)

COPA HOLDINGS, S. A. AND SUBSIDIARIES
Notes to the consolidated financial statements

19. Trade, other payable and financial liabilities

	2024	2023
Accounts payable	$229,104	$182,303
Accounts payable to related parties	1,624	1,228
	230,728	183,531
Others financial liabilities -
Other	1,270	1,403
	1,270	1,403
	$231,998	$184,934

See details of the account due to related parties in note 23.
20. Accrued expenses payable

	2024	2023
Accruals and estimations	$4,288	$4,231
Labor related provisions	50,949	53,510
Liability for social security contributions	7,267	7,018
Other	169	181
	$62,673	$64,940
As of December 31, 2024 and 2023, accruals and estimations include the estimated balance of the current portion of the long-term provisions (see note 21).
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

F-48	(Continued)

COPA HOLDINGS, S. A. AND SUBSIDIARIES
Notes to the consolidated financial statements

21. Other long – Term liabilities

	Provision for litigations	Provision for return condition	Dismantling provision	Other long-term liabilities	Total
Balance at January 1, 2024	$10,134	$191,591	$27,122	$9,858	$238,705
Increases	313	—	—	2,344	2,657
Used	(298)	—	—	(4,560)	(4,858)
Remeasurement	—	(1,679)	(2,452)	—	(4,131)
Effect of movements in exchange rates	(2,024)	—	—	—	(2,024)
Unused amounts reversed	(428)	(21,946)	(4,196)	—	(26,570)
Unwinding of discount and changes in the discount rate	—	16,440	1,695	—	18,135
Balance at December 31, 2024	$7,697	$184,406	$22,169	$7,642	$221,914

Current	—	—	—	4,288	4,288
Non-current	7,697	184,406	22,169	3,354	217,626
	$7,697	$184,406	$22,169	$7,642	$221,914

Provision for litigation
Provisions for litigation in process and expected payments related to labor legal cases.
The Company is the plaintiff in an action in October 2003 against Empresa Brasileira de Infraestrutura Aeroportuária (“INFRAERO”), Brazil’s airport operator, in regards to the legality of the Additional Airport Tariffs (Adicional das Tarifas Aeroportuárias, or ATAERO), which is a 50% surcharge imposed on all airlines which fly to Brazil. Similar suits have been filed against INFRAERO by other major airline carriers. In this case, the court of first a second instance ruled in favor of INFRAERO. The Company has paid the amounts due into an escrow account and as of December 31, 2024, the aggregate amount in such account totaled $7.0 million (2023: $8.4 million).
During 2025, the Company could be required to release the escrowed fund to INFRAERO once the Company receives the formal final notification from the judge and confirmation of the amount. The Company does not, however, expect the release of such amounts could have a material impact on its financial results since these amounts already had been expensed.
Provision for return condition
For operating leases, the Company is contractually obliged to return aircraft in an agreed-upon condition. The Company accrues for return conditions related to aircraft held under operating leases throughout the duration of the lease. The Company does not plan to return aircraft in 2025.
During 2024, the Company adjusted $1.7 million of its provision for return condition due to renewals of aircraft contracts.
During 2024, the Company acquired from lessors four Boeing 737-800 NG aircraft that were part of its current fleet under operating leases. As of December 31, 2024, the provision for return condition includes $21.9 million representing the unused portion of the provision for return condition related to these aircraft.
Dismantling provision
For leases under IFRS 16 the Company recognizes a dismantling provision to estimate the costs for work required to be performed just before the redelivery of the aircraft to the lessors and which does not depend of the aircraft utilization.

F-49	(Continued)

COPA HOLDINGS, S. A. AND SUBSIDIARIES
Notes to the consolidated financial statements

As of December 31, 2024, unwinding of discount and changes in discount rate includes $4.2 million representing the unused portion of the dismantling provision related to the purchase of four leased Boeing 737-800 aircraft.
Other long-term liabilities
Other long-term liabilities include principally the provision for maintenance which mainly include the accrual of formal agreements with third parties for operational maintenance events. The cost of these agreements is billed by power by the hour and charged to the consolidated statement of profit or loss. As of December 31, 2024, the provision for maintenance amounts to $4.5 million (2023: $6.5 million) and the Company has presented the estimated balance of the current portion of this provision as “Accrued expenses payable” in the consolidated statement of financial position (see note 20).
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
22. Income taxes

	2024	2023	2022
Current taxes expense -
Current period	$(87,431)	$(76,630)	$(45,561)
Adjustment for prior period	263	18	626
	$(87,168)	$(76,612)	$(44,935)
Deferred taxes expenses -
Origination and reversal of temporary differences	(10,506)	(20,393)	4,759
Total income tax	$(97,674)	$(97,005)	$(40,176)
As of December 31, 2024, the Panamanian subsidiaries calculated income tax in accordance with the traditional method.
In accordance with current tax regulations in Panama, income tax returns are subject to review by the tax authorities for up to the last three (3) years, including the period ending on December 31, 2024.
During the year 2024 and 2023, deferred tax expected to reverse in the next year, has been measured using the effective rate applying for Copa Airlines (25%) and AeroRepública (35%).

F-50	(Continued)

COPA HOLDINGS, S. A. AND SUBSIDIARIES
Notes to the consolidated financial statements

The balances of deferred taxes are as follows:

	Statement of financial position		Statement of profit or loss
	2024	2023	2024	2023	2022
Deferred tax liabilities
Maintenance deposits	$—	$(5,972)	$(5,972)	$(5,973)	$(5,973)
Prepaid dividend tax	(36,992)	(30,984)	6,008	25,183	3,798
Property and equipment	(300)	389	689	555	558
Right of use assets	(18,900)	(17,136)	1,764	17,136	—
Other	(4,495)	(1,385)	3,110	(353)	(141)
Offsetting tax	23,211	18,719	(4,492)	(16,750)	(453)
	$(37,476)	$(36,369)	$1,107	$19,798	$(2,211)
Deferred tax assets
Provision for return conditions	$11,140	$11,521	$381	$(1,714)	$(1,243)
Air traffic liability	1,046	2,089	1,043	597	(224)
Lease Liability	21,486	18,971	(2,515)	(18,971)	—
Other provisions	5,334	3,849	(1,485)	(1,903)	161
Tax loss	4,954	12,437	7,483	5,836	(1,695)
Offsetting tax	(23,211)	(18,719)	4,492	16,750	453
	$20,749	$30,148	$9,399	$595	$(2,548)
	$(16,727)	$(6,221)	$10,506	$20,393	$(4,759)
At December 31, 2024, the deferred tax assets include tax losses carried forward of $3.8 million in Copa Airlines and $1.1 million in AeroRepública (December 2023: $7.6 million and $4.8 million respectively). The Company has concluded that the deferred assets will be recoverable using the estimated future taxable income based on the approved business plans for the subsidiary. Tax losses in Panama can be used for 5 years from the year the loss is incurred. The Company started utilizing these losses in 2021 and plans to continue using them until 2025. The Company plans to use the tax losses of AeroRepública within the next year.
Reconciliation of the effective tax rate is as follows:

	Tax rate	2024	Tax rate	2023	Tax rate	2022
Net profit		$608,114		$514,097		$348,054
Total income tax expense		97,674		97,005		40,176
Profit excluding income tax		705,788		611,102		388,230
Income taxes at Panamanian statutory rates	25.0%	176,447	25.0%	152,776	25.0%	97,057
Stations - Taxable / Panama	(15.2%)	(107,360)	(10.2%)	(62,113)	(16.8%)	(65,384)
Stations - Taxable / Non Panama	0.6%	4,163	(0.7%)	(4,414)	0.2%	945
Stations - Non Taxable / Non Panama	(1.0%)	(6,808)	(1.1%)	(6,483)	(2.3%)	(8,961)
Dividend tax	4.5%	31,495	2.8%	17,257	4.4%	17,145
Over provided in prior periods	—%	(263)	—%	(18)	(0.1%)	(626)
Provision for income taxes	13.8%	$97,674	15.9%	$97,005	10.4%	$40,176
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
On December 18, 2023, Pillar Two legislation was enacted in Ireland, the jurisdiction in which the Company has special purpose vehicles that have a beneficial interest in some of the aircraft of the Company's fleet. The income inclusion rule (IIR) and qualified domestic minimum top-up tax (QDMTT) provisions apply for fiscal years beginning on or after 31 December 2023. The undertaxed profits rule (UTPR) apply for fiscal years beginning on or after 31 December 2024 and came into effect from 1 January 2024. This rule, do not have a material impact in the consolidated financial statements.

As of December 31, 2024 and 2023, the Company has no related current tax exposure. The Company applies the exception to recognizing and disclosing information about deferred tax assets and liabilities related to Pillar Two income taxes, as provided in these amendments.

At the date when the financial statements were authorized for issue, no other of the jurisdictions in which the Company operates had enacted or substantively enacted the tax legislation related to the top-up tax.
At December 31, 2024, the Company did not have sufficient information to determine the potential quantitative impact. The impact of changes in corporate tax rates on the measurement of tax assets and liabilities depends on the nature and timing of the legislative changes in each country. Although the Company operates in several jurisdictions, the ultimate parent entity ("UPE") has been determined to be in Panama. Panama has not enacted legislation to implement the Global Minimum Additional Tax.
23. Accounts and transactions with related parties

	2024	2023
Accounts receivable -
Banco General, S.A.	$2,838	$2,408
Panama Air Cargo Terminal	138	119
	$2,976	$2,527
Accounts payable -
Assa Compañía de Seguros, S.A.	686	496
Desarrollos Inmobiliarios del Este, S.A.	31	19
Panama Air Cargo Terminal	560	658
Galindo, Arias & López	330	24
Motta Internacional, S.A.	11	13
GBM International, Inc.	6	5
Global Brands, S.A.	—	13
	$1,624	$1,228

F-52	(Continued)

COPA HOLDINGS, S. A. AND SUBSIDIARIES
Notes to the consolidated financial statements

Transactions with related parties for the year ended December 31 are as follows:

Related party	Transaction	Amount of transaction 2024	Amount of transaction 2023	Amount of transaction 2022
ASSA Compañía de Seguros, S.A.	Insurance	13,247	12,116	10,157
Desarrollo Inmobiliario del Este, S.A.	Property leasing	3,382	3,564	2,989
Profuturo Administradora de Fondos de Pensión y Cesantía	Payments	4,875	4,572	3,911
Panama Air Cargo Terminal	Handling	3,509	3,889	4,116
Motta International	Purchase	1,199	1,013	812
Galindo, Arias & López	Legal services	395	407	530
GBM International, Inc.	Technological support	73	51	50
Global Brands, S.A.	Purchase	2	83	60
Banco General, S.A.	Interest income,net	$(3,710)	$(2,368)	$(829)
Banco General, S.A.: some members of the Company’s Board of Directors are also board members of BG Financial Group, which is the controlling company of Banco General. Likewise, Banco General, S. A. owns ProFuturo Administradora de Fondos de Pensión y Cesantía S.A., which manages the Company’s reserves for pension purposes. As of December 31, 2024 the Company has interest receivable by $2.7 million (2023: $1.8 million) due to short and long term time deposits in this financial institution.
Also Banco General is a non air partner of Copa’s loyalty program “ConnectMiles”. During, 2024 the Company sold miles to Banco General for $28.9 million (2023: $24.9 million, 2022: $18.9 million).
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

COPA HOLDINGS, S. A. AND SUBSIDIARIES
Notes to the consolidated financial statements

Compensation of key management personnel
Key management personnel compensation is as follows:

	2024	2023	2022
Short-term employee benefits	$5,221	$4,975	$2,901
Post-employment pension	100	96	56
Share-based payments	2,748	1,548	318
	$8,069	$6,619	$3,275
The Company has not set aside any additional funds for future payments to executive officers, other than one pursuant to a non-compete agreement for $3.1 million established in 2006 (see note 21).
24. Equity
Common stock
The authorized capital stock consists of 80 million shares of common stock without par value, divided into Class A shares, Class B shares, and Class C shares. As of December 31, 2024, the Company had 34,195,704 Class A shares issued (2023: 34,110,338) and 30,234,831 shares outstanding (2023: 31,101,689), 10,938,125 Class B shares issued and outstanding (2023: 10,938,125) and no Class C shares outstanding. Class A and Class B shares have the same economic rights and privileges, including the right to receive dividends.
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
In accordance with its dividend policy, the Company's Board of Directors approved a 2024 dividend of $1.61 cents per share per quarter of 2024 (2023: $0.82 cents per share per quarter).
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
In October 2023, the Company completed $450.0 million its previously disclosed Share Repurchase Program and on November 15, 2023, the board of directors of the Company approved a new $200.0 million Share Repurchase Program.
Purchases will be made from time to time, subject to market and economic conditions, applicable legal requirements, and other relevant factors.
On September 18, 2023, the Company settled the notes issued in April 2020. The Notes that were converted were settled for $349.0 million in cash, plus approximately 3.7 million shares, reissued from the Company’s treasury shares (see Note 18).
The movement of the treasury shares is as follow:

	Shares	Cash paid
At January 1, 2023	5,441,434	$(344,541)
Acquisition of treasury shares	1,141,316	(105,932)
Share settlement convertible notes	(3,694,845)	246,343
At December 31, 2023	2,887,905	(204,130)
Acquisition of treasury shares	929,941	(87,308)
At December 31, 2024	3,817,846	$(291,438)
A summary of the total shares repurchased by the Company through December 31, 2024 is as follows:

	Shares	Cash paid
2014	182,592	$(18,506)
2015	2,127,900	(117,882)
2021	559,025	(40,514)
2022	2,571,917	(167,639)
2023	1,141,316	(105,932)
2024	929,941	(87,308)
	7,512,691	$(537,781)

F-55	(Continued)

COPA HOLDINGS, S. A. AND SUBSIDIARIES
Notes to the consolidated financial statements

25. Share-based payments
The Company has established equity compensation plans under which it grants restricted stock, stock options, and certain other equity-based awards to attract, retain, and motivate executive officers, certain key employees, and non-employee directors to compensate them for their contributions to the growth and profitability of the Company. Shares delivered under this award program may be sourced from treasury stock, or authorized unissued shares.
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
The total compensation cost recognized for non-vested stock awards amounts to $5.5 million, $4.4 million, and $5.2 million in 2024, 2023, and 2022, respectively, and was recorded as a component of “Wages, salaries, benefits and other employees’ expenses” within operating expenses.
A summary of the terms and conditions, properly approved by the Compensation Committee of our Board of Directors, relating to the grants of the non-vested stock award under share-based payments plans, in effect as of December 31, 2024 and 2023 is as follows:

Grant date	Number of instruments	Vesting conditions	Contractual life
February, 2021	32,852	20% first five anniversaries	5 years
February, 2021	103,802	33% first three anniversaries	3 years
February, 2022	13,943	33% first three anniversaries	3 years
June, 2022	20,368	33% first three anniversaries	3 years
June, 2022	994	33% first three anniversaries	3 years
February, 2023	30,567	33% first three anniversaries	3 years
June, 2023	10,809	33% first three anniversaries	3 years
September, 2023	634	33% first three anniversaries	3 years
February, 2024	33,147	33% first three anniversaries	3 years
June, 2024	42,469	33% first three anniversaries	3 years
September, 2024	10,000	15% first three anniversaries 25% fourth 30% fifth anniversary	5 years
Non-vested stock awards were measured at their fair value on the grant date. For the 2024 grants, the average fair value of these non-vested stock awards is $96.60 per share (2023: $91.69).
A summary of the non-vested stock award activity under the plan as of December 31, 2024, 2023 and 2022 with changes during these years is as follows (in number of shares):

	2024	2023	2022
Non-vested as of January 1	120,744	138,243	157,823
Granted	85,616	42,010	35,305
Vested	(63,083)	(59,066)	(54,501)
Forfeited	(250)	(443)	(384)
Non-vested as of December 31	143,027	120,744	138,243
The Company uses the accelerated attribution method to recognize the compensation cost for awards with graded vesting periods. The Company estimates that the remaining compensation cost, not yet recognized for the non-vested stock awards,

F-56	(Continued)

COPA HOLDINGS, S. A. AND SUBSIDIARIES
Notes to the consolidated financial statements

amounts to $6.1 million (2023: $3.1 million), with a weighted average remaining contractual life of 2.6 years years (2023: 2.0 years). Additionally, the Company estimates that the 2025 compensation cost related to these plans amounts to $4.0 million.
The Company plans to make additional equity-based awards under the stock incentive plan from time to time, including additional non-vested stock and stock option awards. The Company anticipates that future employee non-vested stock and stock option awards granted pursuant to the plan will generally vest over a three to five-year period.
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
The computation of the income and share data used in the basic and diluted earnings per share is as follows:

	2024	2023	2022
Basic earnings per share—
Net profit	$608,114	$514,097	$348,054
Weighted-average shares outstanding	41,670	40,105	40,445
Non-vested dividend participating awards	127	123	136
	41,797	40,228	40,581
	14.55	12.78	8.58
Diluted earnings per share—
Net profit	$608,114	$514,097	$348,054
Interest on convertible senior notes	—	—	42,403
Net change in fair value of derivatives	—	—	(17,189)
Net profit income adjusted for the effect of dilution	608,114	514,097	373,268
Weighted-average shares outstanding	41,797	40,228	40,581
Convertible shares	—	—	6,775
	41,797	40,228	47,356
	14.55	12.78	7.88
As of December 31, 2024, the Company doesn’t have any outstanding transaction involving potential ordinary shares. On September 18, 2023, the Company settled the notes issued in April 2020 (see Note 18).
27. Commitments and contingencies
Purchase contracts
As of December 31, 2024, the Company had one purchase contract with Boeing entailing 51 firm orders of Boeing 737 MAX aircraft, agreed to be delivered between 2025 and 2030. Also, the Company has agreed to purchase and take delivery between 2025 and 2030, of 4 LEAP-1B spare Engines from CFM International.
The aircraft and engines contractual obligations net of discounts and pre-delivery payments, including estimated amounts for contractual price escalation, are as follows:

F-57	(Continued)

COPA HOLDINGS, S. A. AND SUBSIDIARIES
Notes to the consolidated financial statements

Year ending December 31,
2025	429,430
2026	247,068
2027	483,707
2028	687,938
2029	393,344
2030	57,063
$2,298,550
As of December 31, 2024, the Company has paid $530.7 million (2023: $689.1 million) in predelivery deposits related to the purchase contract with Boeing for the 737 MAX aircraft.
Labor unions
Approximately 65.0% of the Company’s 7,909 employees are unionized. There are currently eight (8) union organizations, five (5) covering employees in Panama, and three (3) covering employees in Colombia. The Company traditionally had good relations with its employees and with all the unions and expects to continue to enjoy good relations with its employees and the unions in the future.
The five (5) unions covering employees in Panama include the pilots’ union (UNPAC); the flight attendants’ union (SIPANAB); the mechanics’ union (SITECMAP), the airport personnel union (SIELAS), which represents ground personnel, drivers, cleaners, passenger service agents, counter agents, and other non-executive administrative staff, and another industry union named UGETRACAS which represents ground personnel and flight attendants.
Copa Airlines entered into collective bargaining agreements with the flight attendants’ union in March 2023, the pilot’s union in February 2023, the mechanics’ union in May 2022 and the airport personnel union in March 2022. Copa Airlines does not have a collective bargain agreement negotiated with the other industry union, because they do not have the eligible amount of employees. Collective bargaining agreements in Panama typically have terms of 4 years.
The three (3) unions covering employees in Colombia are: the pilots’ union (ACDAC), the flight attendants’ union (ACAV), and the industry union (SINTRATAC), approximately 30.7% of the Company’s 632 employees are unionized.
AeroRepública entered into collective bargaining with ACDAC and ACAV in January 2018. ACDAC has not yet resolved and intends to enter into a new collective bargaining in 2025. ACAV ended with a new arbitration collective document for two years that expired in September 2020. This arbitration was automatically extended until March 2025. Additionally, SINTRATAC and AeroRepública entered into collective bargaining agreement in September 2022 for terms of four years until August 2026.
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
Lines of credit for working capital and letters of credit
The Company maintained letters of credit with several banks with a value of $20.6 million as of December 31, 2024 (2023: $31.3 million). These letters of credit are pledged mainly for operating lessors, maintenance providers and airport operators.
The Company has aggregate unsecured credit facilities of $175.0 million (2023: 325.0 million). These credit facilities are in place for contingency and working capital purposes. As of December 31, 2024, the Company does not have any outstanding borrowings under these credit facilities.

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
In the past the Company has entered into financial derivative contracts in an effort to mitigate this risk, but with inconsistent results. The Company has not entered into new fuel hedge contracts, and has adopted a new strategy of remaining unhedged, while regularly reviewing its policies based on market conditions and others factors. As of December 31, 2024 and 2023, the Company did not have any outstanding fuel hedge contracts.
Fuel price risk is estimated as a hypothetical 10% increase in the December 31, 2024 cost per gallon of fuel. Based on projected 2023 fuel consumption, such an increase would result in an increase to aircraft fuel expense of approximately $81.9 million in 2025 (unaudited).
28.2. Market risk
Equity price risk
The Company’s listed and non-listed equity investments are susceptible to market price risk arising from uncertainties about future values of the investment securities. The Company manages the equity price risk through diversification and by placing limits on individual and total equity instruments. Reports on the equity portfolio are submitted to the Company’s senior management on a regular basis. The Company’s Board of Directors reviews and approves all equity investment decisions. At the reporting date, the exposure on investments at fair value is $107.8 million (2023: 102.1 million).
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
The Company uses foreign currency non-delivery forward contracts ("NDF") to manage some of its transaction exposures in Brazilian Real. The contracts are not designated as hedged accounting and are entered into for periods consistent with foreign currency exposure of the underlying transactions, generally from 1 month to 6 months. Also from time to time the Company enters into factoring agreements on receivables outstanding on credit card sales in certain countries.
For the year end December 31, 2024, the Company recorded a net gain on derivative instruments at fair value through profit or loss of $4.5 million related to foreign currency forward contracts that did not qualify for hedge accounting within “Net change in fair value of derivatives” in the consolidated statement of profit or loss.
The majority of the Company’s obligations are denominated in U.S. dollars. Since Panama uses the U.S. dollar as legal tender, the majority of the Company’s operating expenses are also denominated in U.S. dollars, approximately 65.0% of operating revenues and 83.6% of operating expenses, for the year ended 2024.
A significant part of our revenue is denominated in the following foreign currencies:

	2024	2023
	%	%
U.S. dollars	65.0%	64.3%
Foreign currencies -
Brazilian real	9.9%	7.7%
Colombian peso	8.1%	10.0%
Mexican peso	3.9%	3.5%
Chilean peso	3.2%	3.1%
Canadian dollar	1.8%	1.2%
Argentinian peso	1.6%	5.1%
Other currencies	6.5%	5.1%
	100.0%	100.0%
Generally, the Company’s exposure to most of these foreign currencies, is limited to the period of up to two weeks between the completion of a sale and the conversion to U.S. dollar. The following chart summarizes the Company’s foreign currency risk exposure (assets and liabilities denominated in foreign currency) as of December 31:

	2024	2023
Assets
Cash and cash equivalents	$12,213	$15,858
Accounts receivable, net	72,842	108,767
Other assets	17,035	25,707
Total assets	$102,090	$150,332
Liabilities
Accounts payable	23,234	53,393
Taxes payable	60,285	38,157
Other liabilities	12,375	16,543
Total liabilities	$95,894	$108,093
Net position	$6,196	$42,239

F-60	(Continued)

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
The movement in the allowance for impairment for short and long-term investments at amortized cost for the year ended December 31 was as follows:

	2024	2023
Balance at beginning of year	$(2,258)	$(2,955)
(Additions) / Reversal	1,155	697
Balance at end of year	$(1,103)	$(2,258)
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
As a result , the Company evaluates the concentration of risk with respect to trade receivables as low.
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

COPA HOLDINGS, S. A. AND SUBSIDIARIES
Notes to the consolidated financial statements

Set out below is the information about the credit risk exposure on the Company’s trade receivables using a provision matrix as of December 31:

	2024
		Days past due
	Total	Current	<30	30-60	60-90	>90
Expected credit loss rate		0.0%	9.3%	7.4%	11.2%	63.8%
Gross carrying amount	$172,049	$163,053	$2,978	$1,494	$547	$3,977
Expected credit loss	$3,059	$71	$278	$111	$61	$2,538

	2023
		Days past due
	Total	Current	<30	30-60	60-90	>90
Expected credit loss rate		0.0%	8.8%	9.0%	24.4%	53.9%
Gross carrying amount	$162,544	$153,289	$2,487	$1,174	$258	$5,336
Expected credit loss	$3,297	$35	$218	$106	$63	$2,875
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
As of December 31, 2024, fixed interest rates range from 1.74% to 4.91%, and the main floating rate is SOFR.
The Company’s earnings are affected by changes in interest rates primarily due to the impact of those changes on interest expenses from variable-rate debt instruments. As of December 31, 2024 we had $1,077.4 million of fixed-rated debt and $593.4 million of variable-rated debt. If the interest rate average is 100 basis points more in 2025 than 2024, the variable-rate debt interest expense would increase by approximately $5.9 million, and the estimated fair value of the fixed-rate debt would increase by approximately $22.9 million. These amounts are determined by considering the impact of the hypothetical interest rates on the variable-rate debt and marketable securities equivalent balances at December 31, 2024.
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

F-62	(Continued)

COPA HOLDINGS, S. A. AND SUBSIDIARIES
Notes to the consolidated financial statements

December 31, 2024

	Note	Carrying amount	Contractual cash flow	Less than twelve months	Between 1 and 4 years	More than 4 years
Non-derivative financial liabilities
Loans and borrowings	18	$1,670,807	$1,872,779	$302,202	$835,630	$734,947
Lease liability	14	329,697	383,417	73,739	247,913	61,765
Account payable	19	229,104	229,104	229,104	—	—
Account payable to related parties	19	1,624	1,624	1,624	—	—
		$2,231,232	$2,486,924	$606,669	$1,083,543	$796,712
December 31, 2023

	Note	Carrying amount	Contractual cash flow	Less than twelve months	Between 1 and 4 years	More than 4 years
Non-derivative financial liabilities
Loans and borrowings	18	$1,462,691	$1,624,325	$256,216	$780,090	$588,019
Lease liability	14	283,657	322,858	80,513	195,340	47,005
Account payable	19	182,303	182,303	182,303	—	—
Account payable to related parties	19	1,228	1,228	1,228	—	—
		$1,929,879	$2,130,714	$520,260	$975,430	$635,024
28.6. Fair value measurement
Set out below is a comparison, by class, of the carrying amounts and fair values of the Company’s financial instruments, other than those with carrying amounts that are reasonable approximations of fair values:

		Carrying amount		Fair Value
	Note	2024	2023	2024	2023
Financial assets
Long-term investments	9	248,936	258,934	250,008	260,534
Financial liabilities
Loans and borrowings	18	1,670,807	1,462,691	1,710,529	1,494,124
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

COPA HOLDINGS, S. A. AND SUBSIDIARIES
Notes to the consolidated financial statements

The following chart summarizes the Company’s financial instruments measured at fair value, classified according to the valuation method:

	Fair value measurement as of reporting date
	2024	Quoted prices in active markets (Level 1)	Significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Recurring fair value measurements
Assets
Investment fund	107,757	107,757	—	—
Derivatives that do not qualify for hedge accounting-
Foreign currency forward	1,410	1,410	—	—
Total assets	$109,167	$109,167	$—	$—

The fair value of derivatives that do not qualify for hedge accounting is the present value of future cash flows based on forward exchange rates at the reporting date.

	Fair value measurement as of reporting date
	2023	Quoted prices in active markets (Level 1)	Significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Recurring fair value measurements
Assets
Investment fund	102,063	102,063	—	—
Total assets	$102,063	$102,063	$—	$—

29. Subsequent events
Dividends
On February 12, 2025, the Board of Directors of Copa Holdings approved a 2025 dividend of $1.61 cents per share per quarter, maintaining the last year dividend payment. Proposed dividends are subject to board ratification each quarter, and are not recognized as a liability as at December 31, 2024.
Stock Grants
During the first quarter of 2025, the Compensation Committee of the Company’s Board of Directors approved 3 awards. Awards under these plans will grant approximately 39,653 shares of non-vested stock, which will vest over a period of 3 years. The Company estimates the fair value of these awards to be approximately $3.9 million and the 2024 compensation cost for these plans will be $1.9 million.
Purchase contracts
During the first quarter of 2025, the Company exercised its option over the acquisition of 6 additional Boeing 737 MAX aircraft, to be delivered in 2028. By exercising this option, the company's current Boeing 737 MAX order increases to 57 aircraft.

F-64	(Continued)

COPA HOLDINGS, S. A. AND SUBSIDIARIES
Notes to the consolidated financial statements

Voluntary Self -disclosure
During the first quarter of 2025, the Company has filed a Final Voluntary Self-Disclosure with the U.S. Department of the Treasury’s Office of Foreign Assets Control (“OFAC”) regarding a potential violation of the United States Cuban Assets Control Regulations (CACR). The Company is cooperating with OFAC, and plans to provide responses to its questions regarding the disclosures. At this moment, the Company does not have the capacity to determine any possible impact on the financial statements.

F-65