Form 20-F
period 2025-12-31
Copa Holdings, S.A.
filed 2026-02-26
CIK 1345105

As filed with the Securities and Exchange Commission on February 26, 2026

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
____________________
FORM 20-F
____________________

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2025
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
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
None
____________________
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: As of December 31, 2025, there were outstanding 41,138,553 shares of common stock, without par value, of which 30,200,428 were Class A shares and 10,938,125 were Class B shares.
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

Presentation of Financial and Statistical Data
Included in this annual report are our audited consolidated statement of financial position as of December 31, 2025 and 2024, and the related audited consolidated statements of profit or loss, comprehensive income or loss, changes in equity and cash flows for the years ended December 31, 2025, 2024 and 2023.
The details of the changes in accounting policies or presentation are disclosed in Note 5 of our annual consolidated financial statements.
Our consolidated financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS Accounting Standards"), as issued by the International Accounting Standards Board (“IASB”).
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
•our ability to successfully implement our growth strategy;
•general economic, political and business conditions in Panama and Latin America and particularly in the geographic markets we serve, as well as governmental relations between the United States and Panama;
•our ability to obtain financing on commercially reasonable terms;
•defects or mechanical problems with our aircraft;
•competition;
•our capital expenditure plans;
•changes in the regulatory environment in which we operate;
•changes in labor costs, maintenance costs, fuel costs and insurance premiums;
•demand for passenger and cargo air service in the markets in which we operate;
•our level of debt and other fixed obligations;
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
A new presidential administration began in Panama in 2024 and will last until 2029. Political shifts could lead to changes in economic or regulatory policies that could affect the business environment in Panama. Additionally, loss of investor confidence or downgrades of Panama’s credit rating could result in increases to financing costs and adversely affect our operations in Panama. Panama has retained its investment-grade status with credit ratings of “Baa3” from Moody’s and “BBB-” from S&P, but we cannot guarantee that Panama’s credit rating or rating outlook will not be downgraded in the future.
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
Venezuela has experienced difficult political conditions and declines in the rate of economic growth as well as governmental actions that have adversely impacted businesses operating there. In recent periods, the Venezuelan government has suspended commercial flights between Venezuela and certain countries, including Panama, the United States government has suspended commercial passenger and cargo flights between the United States and Venezuela, and we have cancelled flights between Panama and Venezuela as a result of disruptions of diplomatic and commercial relations between the two countries. In July 2024, following general elections in Venezuela, commercial flights between Panama and Venezuela were suspended due to a temporary disruption in diplomatic and commercial relations. After resuming in May 2025, with limited operations to Caracas, we suspended service to Caracas in December 2025 due to operational and safety-related considerations. As of January 30, 2026, restrictions have been lifted and operations in Venezuela, including between Venezuela and the United States, have been restored.
On January 3, 2026, the United States launched a series of strikes against Venezuela and captured and removed former President Maduro and his wife, Cilia Flores, from the country. As a result, flights into and out of Venezuela and the eastern Caribbean were disrupted for approximately five days. Following the U.S. strikes, Venezuela announced a state of national emergency, and the Vice President, Delcy Rodriguez, has been elevated to the Presidency. Further escalation of the situation in Venezuela or significant prolonged disruption of flights could have a material adverse effect on the region and on our business, financial position, results of operations and cash flows. On January 5, 2026, we resumed flights to Maracaibo and on January 13, 2026, we resumed scheduled commercial flights between Panama and Caracas, initially with a daily frequency, although we expect to restore additional frequencies thereafter.
There is significant uncertainty about the future relationship between the United States and other countries with respect to tariffs, trade policies, taxes, and government regulations. The United States government has in recent years adopted a series of broad-based tariffs and import surcharges, resulting in a more restrictive trade environment. In 2026, the Supreme Court of the United States invalidated certain expansive tariffs. In response, the U.S. administration implemented a temporary 15% global tariff. These actions, and the ongoing uncertainty surrounding future tariff policy, have heightened trade tensions and have prompted, and may continue to prompt, retaliatory or responsive measures by U.S. trading partners, which could adversely affect international passenger traffic, demand for air travel, and broader global economic conditions. We are subject to certain regulations from U.S. governmental authorities, including the Federal Aviation Administration (“FAA”). Any changes or potential changes in trade policies in the United States, other related regulator actions, the potential corresponding actions by other countries in which we do business and their political and economic relationships could adversely and materially affect our business, results of operations, and financial conditions.

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
Since 2013, we have been able to obtain favorable financing terms through Japanese Operating Leases with Call Options (“JOLCOs”), which are a form of financing obtained from Japanese lenders. If the JOLCO market were to substantially decrease or become unavailable, this could limit our financing options and potentially increase our overall financing cost. Additionally, we have historically been able to achieve favorable financing terms through commercial and US Export-Import bank guaranteed loans, sale-leasebacks, as well as operating leases.
Changes in interest rates and the associated risk premium, in particular with respect to U.S. dollar financing, may affect our financing costs, including as a result of central bank responses to inflation and macroeconomic trends. If the costs of such financing increase or we are unable to obtain such financing, we may be forced to incur higher than anticipated financing costs, which could have an adverse impact on our business, including the execution of our growth strategy.
If we are unable to successfully operate new aircraft, in particular our Boeing 737 MAX aircraft, our business could be harmed.
We fly and rely on Boeing aircraft. As of December 31, 2025, we operated a fleet of 125 Boeing aircraft. In 2026, we expect to take delivery of 8 additional Boeing 737 MAX 8 aircraft.
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
In addition, we cannot predict the reliability of our new fleet as the aircraft matures. In particular, we cannot predict the reliability of the Boeing 737 MAX aircraft and its LEAP 1B engines. Aviation regulatory authorities have periodically issued model-specific airworthiness directives, operational requirements, and modified operating procedures following safety incidents and consequent investigations with respect to the Boeing 737 MAX aircraft. These regulatory actions have, on occasion, resulted in temporary fleet groundings that caused significant operational disruptions, including flight cancellations and schedule adjustments. Following such groundings, we have completed required technical inspections, modified training and operating procedures, and fulfilled other regulatory requirements before returning affected aircraft to service. Technical issues with our aircraft and/or engines in the future would increase our maintenance expenses and could lead to flight cancellations and other disruptions in our services. Additionally, there can be no assurance that the FAA and/or AAC will not, now or in the future, apply additional maintenance or oversight in relation to the operation of the 737 MAX aircraft, which will delay delivery of these aircraft and/or materially increase the cost of operating this aircraft type.

We have historically operated using a hub-and-spoke model and are vulnerable to competitors offering direct flights between destinations we serve and/or opening new hubs.
The general structure of our flight operations follows what is known in the airline industry as a “hub-and-spoke” model. This model aggregates passengers by operating flights from a number of “spoke” origins to a central hub through which they are transported to their final destinations. In recent years, many traditional hub-and-spoke operators have faced significant and increasing competitive pressure from low-cost, point-to-point carriers on routes with sufficient demand to sustain point-to-point service. A point-to-point structure enables airlines to focus on the most profitable, high-demand routes and to offer greater convenience and, in many instances, lower fares. As demand for air travel in Latin America increases, some of our competitors have initiated non-stop service between destinations that we currently serve through our hub in Panama. Additionally, newer aircraft models, such as Boeing 737 MAX and Airbus 320-NEO, allow nonstop flights in certain city pairs that could not be served with prior generation narrow-body aircraft and may bypass our hub. New aircraft models may have greater range, which could allow competitors to explore new competitive routes overflying our Hub. Competitors are also opening new international hubs in various countries. Competitive services, which bypass our hub in Panama, may be more convenient and possibly less expensive than our services and could significantly decrease demand for our service to those destinations. In December 2016, we launched a low-cost business model, Wingo, to diversify our offerings and to better compete with other low-cost carriers, or “LCCs,” in the market. However, our traditional hub-and-spoke model remains our primary operational model and we believe that competition from point-to-point carriers will be directed towards the markets that we serve and is likely to continue at this level or intensify in the future. As a result, the effect of competition on us could be significant and could have a material adverse effect on our business, financial condition and results of operations.
We may not realize benefits from Wingo, our low-cost business model.
Wingo is our low-cost business model, which is operated by AeroRepública, S.A. In 2021, we expanded operations by incorporating a new operator based in Panama, La Nueva Aerolínea S.A., which began operating under the Wingo brand in the third quarter of 2023. Since August 2025, La Nueva Aerolínea S.A. has not conducted any passenger service due to better performing route alternatives and has exclusively conducted freight operations. As of December 31, 2025, Wingo utilized ten Boeing 737-800 aircraft, each configured with 186 seats in a single-class cabin.
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
The most active government regulator among the countries to which we fly is the FAA. The FAA from time to time issues directives and other regulations relating to the maintenance and operation of aircraft that require significant expenditures. FAA requirements cover, among other things, security measures, collision avoidance systems, airborne wind shear avoidance systems, noise abatement and other environmental issues, and increased inspections and maintenance procedures to be conducted on older aircraft. The FAA has issued grounding orders for certain aircraft models, including the 737 MAX, during safety investigations, resulting in operational disruptions including flight cancellations and delays. Following such incidents, we have implemented modified operating procedures, enhanced pilot training, flight control software updates, and other maintenance tasks before resuming operations of affected aircraft. See “—If we are unable to successfully operate new aircraft due to safety concerns, in particular our Boeing 737 MAX aircraft, our business could be harmed.” If the FAA or the U.S. Transportation Security Administration, or “TSA”, were to issue additional regulations on aircraft, our ability to carry out regular operations could be negatively impacted. As we expand our presence on routes to and from the United States, we expect to continue incurring expenses to comply with the FAA’s and TSA’s regulations, and any increase in the cost of compliance could have an adverse effect on our financial condition and results of operations.
Copa Airlines is authorized by the U.S. Department of Transportation (“DOT”) to engage in scheduled and charter air transportation services, including the transportation of persons, property (cargo) and mail, or combinations thereof, between points in Panama and points in the United States and beyond (via intermediate points in other countries). Copa Airlines holds the necessary authorizations from the DOT in the form of a foreign air carrier permit and statements of authorization to conduct our current operations to and from the United States. Our foreign air carrier permit has no expiration date. A modification, suspension or revocation of any of our DOT authorizations or FAA operating specifications, or of the authorizations or arrangements governing Panama’s aviation relationship with the United States, could have a material adverse effect on our business.
The growth of our operations to the United States and the benefits of our code-sharing arrangements with United Airlines (“UAL”) are dependent on Panama’s continued favorable international aviation safety rating and our ability to maintain compliance with international aviation safety standards.
The FAA periodically audits the aviation regulatory authorities of other countries. As a result of this inspection, each country is given an International Aviation Safety Assessment, or “IASA,” rating. Panama is currently rated a Category 1 country under the IASA program, which means that Panama complies with the safety requirements set forth by ICAO. In 2024, Copa Airlines and Copa Colombia successfully completed IOSA audits by external providers. IATA has evolved IOSA into a risk-based audit model (RBI), which updates the audit methodology and tailors the scope of each audit based on an operator’s specific risk profile. We cannot guarantee that the government of Panama and the AAC in particular, will continue to meet international safety standards, and we have no direct control over their compliance with IASA guidelines. If Panama’s IASA rating were to be downgraded in the future, it could prevent us from increasing service to the United States and could affect our code-share arrangement with UAL.
We are highly dependent on our hub at Panama City’s Tocumen International Airport.
Our business is heavily dependent on our operations at our hub at Panama City’s Tocumen International Airport. Most of our Copa flights either depart from or arrive at our hub. Our operations and business strategy are therefore dependent on its facilities and infrastructure.
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
The airline business is characterized by high leverage. We have significant fixed expenditures in connection with our aircraft and engine leases and facility rental costs, and a significant portion of our property and equipment is pledged to secure indebtedness. For the year ended December 31, 2025, our finance cost totaled $98.4 million. As of December 31, 2025, approximately 53.7% of our total indebtedness bore interest at fixed rates and the remainder was determined with reference to the Secured Overnight Financing Rate (“SOFR”). Most of our aircraft lease obligations bear interest at fixed rates.
As of December 31, 2025, the Company had purchase contracts with Boeing involving 85 firm orders of Boeing 737 MAX aircraft, agreed to be delivered between 2026 and 2034. The aircraft under these contracts have an approximate value of $0.2 billion in 2026, $0.5 billion in 2027, $0.9 billion in 2028, $0.4 billion in 2029, and $2.7 billion thereafter, based on contractual obligations net of discounts and pre-delivery payments, including estimated amounts for contractual price escalation. We will require substantial capital from external sources to meet our future financial commitments. In addition, the acquisition and financing of these aircraft will likely result in an increase in our leverage and fixed financing costs. A high degree of leverage and fixed payment obligations could:
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
If there is objective evidence that an impairment loss on long-lived assets carried at amortized cost has been incurred, the amount of the impairment loss is measured as the difference between the asset’s carrying amount and the higher of its fair value less cost to sell and its value in use, defined as the present value of estimated future cash flows (excluding future expected credit losses that have not been incurred) discounted at the asset’s risk adjusted interest rate. The carrying amount of the asset is reduced and the loss is recorded in the consolidated statement of profit or loss. In addition to the fact that the value of our fleet declines as it ages, any potential excess capacity in the airline industry, airline bankruptcies and other factors beyond our control may further contribute to the decline of the fair market value of our aircraft and related rotable parts and inventory. When these impairments occur, we are required under IFRS to write down these assets through a charge to earnings. We have recognized impairment charges in prior periods that have had a significant impact on our earnings in that period. Although no impairment indicators were identified in 2025, 2024, or 2023, future impairment charges may adversely affect our financial condition and operating results. In addition, the interest rates on and the availability of certain of our aircraft financing loans are tied to the value of the aircraft securing the loans. If those values were to decrease substantially, our interest rates may rise or the lenders under those loans may cease extending credit to us, either of which could have an adverse impact on our financial condition and results of operations.
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
However, it is difficult or impossible to defend against every risk being posed by changing technologies as well as acts of cyber-crime, including the recent adoption of artificial intelligence by cyberattackers. Increasing sophistication of cyber criminals and terrorists make keeping up with new threats difficult and controls employed by our information technology department and cloud vendors could prove inadequate. As a result, we cannot be certain that we will not be the target of attacks on our networks and intrusions into our data, particularly given continuous advances in the technical capabilities of potential attackers, and increased financial and political motivations to carry out cyber-attacks on physical systems, gain unauthorized access to information, make information unavailable for use through, for example, ransomware or denial-of-service attacks, and otherwise exploit new and existing vulnerabilities in our infrastructure. Such a cyber-attack could lead to significant costs or other material financing impacts, which may not be covered by or may exceed the coverage limits of, our cyber insurance, and such costs and impacts may have material adverse effect on our business, reputation, financial condition, cash flows and operating results. The risk of a data security incident or disruption, particularly through cyber-attack or cyber intrusion, including by computer hackers, foreign governments, criminal organizations and cyber terrorists, has increased as the number, intensity and sophistication of attempted attacks and intrusions from around the world have increased. Also, since the COVID-19 pandemic, there is increased reliance on employees working remotely, which has increased the risk of malicious actors exploiting vulnerabilities in their devices.
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
In 2025, approximately 67.5% of revenues and 84.2% of expenses were denominated in U.S. dollars (for 2024, U.S. dollar-denominated revenues and expenses were 65.0% and 83.6%, respectively). If the foreign exchange currencies fluctuate in value against the U.S. dollar, our revenues and expenses, expressed in U.S. dollars, as well as our operating margin could be adversely affected. We may not be able to adjust our fares denominated in other currencies to offset any increases in U.S. dollar-denominated expenses, increases in interest expense or exchange losses on fixed obligations or indebtedness denominated in foreign currency.
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
The average age of our fleet was approximately 10.2 years as of December 31, 2025. Historically, we have incurred low levels of maintenance expenses relative to the size of our fleet given several parts on our aircraft are covered under multi-year warranties. As our fleet ages, these warranties expire, the time flown by each aircraft increases, and our maintenance costs will increase as well, both on an absolute basis and as a percentage of our operating expenses.
If we enter into a prolonged dispute with any of our employees, many of whom are represented by unions, or if we are required to substantially increase the salaries or benefits of our employees, it may have an adverse impact on our operations and financial condition.
Approximately 65.9% of our 8,565 employees are unionized. There are currently five unions covering our employees based in Panama: the pilots’ union, the flight attendants’ union, the mechanics’ union, the airport personnel union, which represents ground personnel, drivers, cleaners, passenger service agents, counter agents and other non-executive administrative staff, and another industry union which represents ground personnel and flight attendants.
We entered into collective bargaining agreements with the airport personnel union in December 2025, flight attendants’ union in March 2023, the pilot’s union in February 2023 and the mechanics’ union in May 2022. We do not have a collective bargain agreement negotiated with the other industry union, because they do not have the eligible amount of employees. Collective bargaining agreements in Panama typically have four-year terms.
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
In 2025, a portion of our revenues were derived from tickets sold through third-party distribution channels, including those provided by conventional travel agents, online travel agents (“OTAs”) or tour operators. We cannot assure that we will be able to maintain favorable relationships with these ticket sellers. Our revenues could be adversely impacted if travel agents or tour operators elect to favor other airlines or to disfavor us. Our relationship with travel agents and tour operators may be affected by:
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
We are subject to the risks of having a limited number of suppliers for our aircraft and engines. One of the elements of our business strategy is to save costs by operating a simplified fleet. Copa currently operates a fleet of Boeing 737-800/700 Next Generation aircraft powered by CFM 56-7B engines from CFM International and Boeing 737 MAX 9 and MAX 8, powered by Leap 1B engines, from CFM International. If any of Boeing, CFM International or General Electric are unable to perform their contractual obligations, or if we are unable to acquire or lease new aircraft or engines from aircraft or engine manufacturers or lessors on acceptable terms, we would have to find another supplier for a similar type of aircraft or engine.
If we have to lease or purchase aircraft from another supplier, we could lose the benefits we derive from our current fleet composition. We cannot ensure that any replacement aircraft would have the same operating advantages or that Copa could lease or purchase engines that would be as reliable and efficient as the current fleet’s. We may also incur substantial transition costs, including costs associated with acquiring spare parts for different aircraft models, retraining our employees, replacing our manuals and adapting our facilities. Our operations could also be harmed by the failure or inability of Boeing, CFM International or General Electric to provide sufficient parts or related support services on a timely basis.
Our business would be impacted if a design defect or mechanical problem with any of the types of aircraft, engines or components that we operate were discovered that would ground any of our aircraft while the defect or problem was being addressed, assuming it could be corrected at all. The use of our aircraft could be suspended or restricted by regulatory authorities in the event of any actual or perceived mechanical or design issues as has occurred in recent periods, leading to service interruptions. Our business would also be negatively impacted if the public began to avoid flying with us due to an adverse perception of the types of aircraft that we operate or in the event of an accident involving those types of aircraft or components.

We also depend on a limited number of suppliers with respect to supplies obtained locally, such as our fuel. These local suppliers may not be able to maintain the pace of our growth and our requirements may exceed their capabilities, which may adversely affect our ability to execute our day-to-day operations and our growth strategy.
Our business could also face disruptions due to external factors beyond our control, such as delays in aircraft deliveries. Boeing has significant production constraints as well as regulatory delays for certain Boeing 737 aircraft, which could impact the timing of deliveries. If we are unable to receive aircraft in a timely manner, our growth plans and operations could be negatively impacted. Additionally, consolidation among aircraft and aircraft parts manufacturers could further limit the number of suppliers. This could result in production instability in the locations in which the aircraft and its parts are manufactured or an inability to operate our aircraft.
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
Traditional hub-and-spoke carriers in the United States and Europe continue to face substantial and increasing competitive pressure from LCCs offering discounted fares. The LCC business model has gained acceptance in the Latin American aviation industry. The LCCs’ operations are typically characterized by point-to-point route networks focusing on the highest demand city pairs, high aircraft utilization, single class service and fewer in-flight amenities. As a result, we may face new and substantial competition from LCCs in the future, which could result in significant and lasting downward pressure on the fares we charge for flights on our routes. Current LCCs, including Volaris, Spirit, Azul, Gol, JetSmart, Sky, Arajet and Frontier, are adding pressure to our fares and are also exploring new competitive routes overflying our Hub.

In December 2016, Copa’s subsidiary in Colombia, AeroRepública, launched Wingo, a low-cost business model to serve domestic destinations and some point-to-point international leisure markets, to improve Copa’s position within Colombia and better compete with low unbundled prices from LCCs. In 2021, we incorporated a new Wingo operator based in Panama, La Nueva Aerolínea, S.A. (“LNA”), and in 2023, LNA started operating one 737-800 aircraft. Although we intend to compete vigorously and maintain our strong competitive position in the industry, Avianca, LATAM and JetSmart represent a significant portion of the domestic market in Colombia and have access to greater resources as a result of their larger size. Therefore, Copa faces stronger competition now than in recent years, and its prior results may not be indicative of its future performance.
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
Fuel costs constitute a significant portion of our total operating expenses, representing approximately 33.3% of operating expenses in 2025, 35.2% in 2024 and 37.6% in 2023. Jet fuel costs have been subject to wide fluctuations as a result of changes in demand, sudden disruptions and other concerns about global supply, as well as market speculation. Both the cost and availability of fuel are subject to many economic, political, weather, environmental and other factors and events occurring throughout the world that we can neither control nor accurately predict, including international political and economic circumstances such as the political instability in major oil-exporting countries in Latin America, Africa and Asia. In recent periods, fuel costs have experienced volatility and threatened fuel supply as a result of international conflicts, including the conflict between Russia and Ukraine, as well as threatened or actual trades tensions or tariffs between different countries, including significant oil producers. We can neither predict the fluctuation of fuel costs nor the extent of its impact on our business operations. Any future fuel supply shortage could result in higher fuel prices or further reductions in scheduled airline services. Moreover, we cannot ensure that we would be able to offset any increases in the price of fuel by increasing our fares.
As of December 31, 2025, the Company was not a party to any outstanding fuel hedge contracts and has adopted a strategy of remaining unhedged, while regularly reviewing its policies based on market conditions and other factors. For 2026, although we have not hedged any part of our anticipated fuel needs, we continue to evaluate various hedging strategies and may enter into hedging agreements in the future, as any substantial and prolonged increase in the price of jet fuel will likely materially and negatively affect our business, financial condition and results of operation.
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
To help address these challenges, we have invested in internal training and development initiatives. These include the Academia Latinoamericana de Aviación Superior (“ALAS”), our pilot training academy established in collaboration with the Technological University of Panama, and the Academia de Técnicos Aeronáuticos (“ATA”), which provides technical training for aircraft maintenance personnel. Although these initiatives are intended to support the development of qualified personnel over the long term, they may not be sufficient to mitigate the impact of labor shortages, regulatory constraints or competitive pressures in the aviation industry.
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
Following the 2001 terrorist attacks, premiums for insurance against aircraft damage and liability to third parties increased substantially, and insurers reduced their coverage or increase their premiums even further in the event of additional terrorist attacks, hijackings, airline crashes or other events adversely affecting the airline industry abroad or in Latin America. In the future, certain aviation insurance could become unaffordable, unavailable, or available only for reduced amounts of coverage that are insufficient to comply with the levels of insurance coverage required by aircraft lenders and lessors or applicable government regulations. While governments in other countries have agreed to indemnify airlines for liabilities that they might incur from terrorist attacks or provide low-cost insurance for terrorism risks, the Panamanian government has not indicated an intention to provide similar benefits. Increases in the cost of insurance may result in higher fares, which could result in a decreased demand and materially and negatively affect our business, financial condition and results of operations. Also, it is a distinct possibility that the detonation of a nuclear device in any theater of war or in a terrorist attack, could ground the worldwide fleet with insurers applying the automatic cancellation of the war liability cover afforded through AVN 52E.
Events such as the conflict between Russia and Ukraine, the political unrest in Sudan, and the ongoing crisis in the Middle-East have put upward pressure on aviation insurance premiums, particularly in the Hull War sector of the airline insurance market. In fact, the conflict between Russia and Ukraine could lead to one of the largest ever aviation claims of US$4.5 billion, higher than the claims resulting from 9/11. Such geopolitical events, and any other conflicts that may arise, may continue to impact claims and premiums going forward.

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
As customers become more aware of the risks of climate change, their preferences around flying may also change, which can pose a risk to our results of operations. For example, customers may choose to fly less in order to decrease their negative impact to the environment and climate. Customers may also decide to choose airlines they perceive to be operating and conducting business in a more environmentally sustainable manner based on the airline’s reputation or who permit customers to pay for the emissions caused by their flights. Additionally, customers may choose alternative modes of transportation perceived to be more environmentally sustainable, where available, or opt out of traveling entirely by engaging in virtual meetings instead. Debt and equity investors may also make investment decisions based on environmental, social and governance considerations, which could increase our cost of capital, to the extent we do not comply with certain criteria.
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
The current cost of SAF remains significantly higher than that of conventional Jet A-1 fuel used in our flight operations. Governments in the Americas are expected to adopt measures aimed at supporting the development and production of SAF. However, the cost of SAF must be reduced substantially for it to become commercially competitive with Jet A-1.
Our management identified a material weakness in our internal control over financial reporting.
Our management identified a material weakness in our internal control over financial reporting in the year ended December 31, 2024, related to deficiencies in technology controls within the Company’s frequent flyer program. As a result, management concluded that our internal control over financial reporting was not effective as of December 31, 2024. This material weakness did not result in a material misstatement in our consolidated financial statements as of and for the year ended December 31, 2024. We have implemented additional controls to address possible control failures which management believes has remediated the material weakness. For the information, see Management’s Annual Report on Internal Control over Financial Reporting on Item 15.

We cannot be certain that additional material weakness will not develop or be discovered in the future. If we cannot maintain effective internal controls over financial reporting or effective disclosure controls and procedures, it could harm our ability to accurately record, process, and report financial information and prepare financial statements within the required timeframe. Any material weaknesses identified could negatively impact our business operations, financial results, and the value of our securities and might lead to a loss of investor confidence.
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
The United States government has in recent years adopted a series of broad-based tariffs and import surcharges, resulting in a more restrictive trade environment. In 2026, the Supreme Court of the United States blocked certain expansive tariffs. In response, the U.S. administration implemented a temporary 15% global tariff. These actions, and the ongoing uncertainty surrounding future tariff policy, have heightened trade tensions and have prompted, and may continue to prompt, retaliatory or responsive measures by U.S. trading partners, which could adversely affect international passenger traffic, demand for air travel, and broader global economic conditions. We are also subject to certain regulations from U.S. governmental authorities, including the FAA. Any changes or potential changes in trade policies in the United States, other relating regulator actions, the potential corresponding actions by other countries in which we do business and their political and economic relationships could adversely and materially affect our business, results of operations, and financial conditions.
Wingo’s results of operations are also highly sensitive to macroeconomic and political conditions prevailing in Colombia and any political unrest and instability in Colombia could adversely affect Wingo’s financial condition and results of operations.
Panama and Colombia have experienced economic growth over the last several years. According to International Monetary Fund estimates, during 2026 the Panamanian and Colombian economies are expected to grow 4.0% and 2.3% respectively, as measured by their GDP at constant prices, even with preliminary figures indicating that real GDP increased by 4.0% in Panama and by 2.5% in Colombia in 2025. However, if either economy experiences a sustained recession, or significant political disruptions, our business, financial condition or results of operations could be materially and negatively affected.
Any increase in the taxes we or our shareholders pay in Panama or the other countries where we do business could adversely affect our financial performance and results of operations.
We cannot ensure that our current tax rates will not increase. Our income tax expenses were $104.0 million, $97.7 million and $97.0 million in the years ended December 31, 2025, 2024 and 2023, respectively, which represented an effective income tax rate of 13.4%, 13.8% and 15.9%, respectively. We are subject to local tax regulations in each of the jurisdictions where we operate, the great majority of which are related to the taxation of income. In some of the countries to which we fly, we are not subject to income taxes, either because those countries do not have income tax or because of treaties or other bilateral agreements those countries have with Panama. In the remaining countries, we pay income tax at rates ranging from 7% to 35% of income.
Countries calculate taxable income in different ways, but they are typically derived from sales in the applicable country multiplied by our net margin or by a presumed net margin set by the relevant tax legislation. The determination of our taxable income in certain countries is based on a combination of revenues sourced to each particular country and the allocation of expenses of our operations to that particular country. The methodology for multinational transportation company sourcing of revenues and expenses is not always specifically prescribed in the relevant tax regulations, and therefore is subject to interpretation by both us and the respective taxing authorities. Additionally, in some countries, the applicability of certain regulations governing non-income taxes and the determination of our filing status are also subject to interpretation. We cannot estimate the amount, if any, of potential tax liabilities that might result if the allocations, interpretations and filing positions used by us in our tax returns were challenged by the taxing authorities of one or more countries. If taxes were to increase, our financial performance and results of operations could be materially and adversely affected. Due to the competitive revenue environment, many increases in fees and taxes have been absorbed by the airline industry rather than being passed on to the passenger. If we were to pass any of these increases in fees and taxes onto passengers, we may no longer compete effectively as those increases may result in reduced customer demand for air travel with us, thereby reducing our revenues. If we were to absorb any increases in fees and taxes, the additional costs could have a material adverse effect on our results of operations.
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
We received notifications from the tax authorities in Panama and Colombia:
•In February 2020, the Company received two notifications from the Panamanian tax authority in connection with a tax audit initiated in 2019. The notifications relate to potentially significant adjustments to dividend tax for fiscal years 2012 through 2016 and income tax for fiscal year 2016. The Company filed an administrative appeal in accordance with the first legal stage under Panamanian law. Under Panamanian law, the statute of limitations is three years for income tax and fifteen years for dividend tax.
•In Colombia, the Company received two notifications in March 2016 and November 2020. The notification received in March 2016 was resolved in favor of the Company. The remaining notification, which relates to income tax, was responded to within the applicable legal term by the Company and remains under review by the tax authority.
The Company, together with its tax advisors, has assessed these matters and concluded that it is not probable that an outflow of resources embodying economic benefits will be required to settle them, as the Company has sufficient technical arguments to support its tax positions.
We may face increased taxes in future periods as a result of the global minimum tax, a critical element of the Base Erosion and Profit Shifting (“BEPS”) initiative. On October 8, 2021, 136 countries, including Panama, reached an agreement for a two-pillar approach to international tax reform, integral to the BEPS project. Among other things, Pillar One proposes a reallocation of a proportion of taxes to market jurisdictions, while the Pillar Two Global anti-Base Erosion rules (“GloBE Rules”) propose four new taxing mechanisms under which multinational enterprises (“MNEs”) would pay a minimum level of tax (“Minimum Tax”). The Subject to Tax Rule is a tax treaty-based rule that generally proposes a Minimum Tax on certain cross-border intercompany transactions that otherwise are not subject to a minimum level of tax. The Income Inclusion Rule (IIR), the Under Taxed Payments Rule (UTPR), and the Qualified Domestic Minimum Top-up Tax (QDMTT) generally propose a Minimum Tax of 15% on the income arising in each jurisdiction in which an MNE operates.
On December 18, 2023, Pillar Two legislation was enacted in Ireland, where the Company holds special purpose vehicles owned by the Company that beneficially own certain aircraft within the Company's fleet. In Ireland, the IIR and QDMTT apply for fiscal years beginning on January 1, 2024, while the UTPR applies for fiscal years beginning on January 1, 2025. Although the IIR is effective in Ireland, it is not applicable to the Group, as the Group’s ultimate parent entity is located in Panama.
The Company has assessed the impact arising from the application of the QDMTT and UTPR in Ireland as not material, based on the information available as of December 31, 2025 and the nature and activities of its Irish entities, which primarily operate as special purpose vehicles with limited functional risks. These assessments may change as additional guidance becomes available or as facts and circumstances evolve.
The overall impact of the GloBE Rules on the Company continues to be assessed. The application of such rules is complex and depends on the interaction of Pillar Two legislation across multiple jurisdictions, the availability of complete and reliable tax information at group level and evolving interpretative guidance. While no material impact has been identified at the Group level to date, changes in legislation, interpretations or facts could result in increased tax exposure in future periods.
Although the Company operates in multiple jurisdictions, its ultimate parent entity (“UPE”) is resident in Panama. As of December 31, 2025, Panama has not enacted legislation to implement the GloBE rules. However, Panama or other jurisdictions in which the Company operates may enact related legislation in the future, which could increase the Company’s effective tax rate and affect its financial position, results of operations and cash flows.
Political unrest and instability in Latin American countries in which we operate may adversely affect our business and the market price of our Class A shares.
While geographic diversity helps reduce our exposure to risks in any one country, we operate primarily within Latin America and are thus subject to a full range of risks associated with our operations in these regions. These risks may include unstable political or economic conditions, lack of well-established or reliable legal systems, exchange controls and other limits on our ability to repatriate earnings, and changeable legal and regulatory requirements. In Venezuela, for example, we and other airlines and foreign companies may only repatriate cash through specific governmental programs, which may effectively preclude us from repatriating cash for periods of time. In addition, Venezuela has experienced difficult political conditions and declines in the rate of economic growth in recent periods as well as governmental actions that have adversely impacted businesses operating there.
On July 29, 2024, following the general elections in Venezuela, the Venezuelan government issued a Notice to Air Mission (“NOTAM”), suspending commercial flights between various countries, including Panama. On July 31, 2024, we cancelled flights between Panama and Venezuela as a result of a temporary disruption in diplomatic and commercial relations between both countries. After several months of suspension, commercial flights between Panama and Venezuela resumed on May 27, 2025, with operations limited to Caracas. However, in early December 2025, we suspended our operations to and from Caracas due to operational and safety-related considerations affecting commercial aviation in the region. On December 20, 2025, following a test flight and assessment of operating conditions, we began daily commercial flights between Panama and Maracaibo, reestablishing service to Venezuela through that destination. After extending the temporary suspension of the Caracas route into early January, we resumed scheduled commercial service between Panama and Caracas on January 13, 2026, initially with a daily frequency and plans to restore additional frequencies thereafter.
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
The holders of Class A shares are entitled to vote at our shareholders’ meetings regarding only the following matters: (i) a transformation of the Company into another corporate type; (ii) a merger, consolidation, or spin-offs of the Company; (iii) a change of corporate purpose; (iv) voluntary delisting of the Class A shares from the NYSE; (v) the approval of the nomination of any Independent Director after the first annual General Shareholders Meeting following the registration of amended articles in the Panamanian Public Registry; and (vi) any amendment to the foregoing special voting provisions adversely affecting the rights and privileges of the Class A shares. The holders of Class B shares have the power to elect the Board of Directors and to determine the outcome of all other matters to be decided by a vote of shareholders. Class A shares will not have full voting rights unless the Class B shares represent less than 10% of our total capital stock (excluding newly issued shares sold with the approval of our independent director’s committee). See “Item 10B. Memorandum and Articles of Association—Description of Capital Stock.” We cannot assure that the Class A shares will ever carry full voting rights.
Substantial future sales of our Class A shares by CIASA could cause the price of the Class A shares to decrease.
CIASA owns all of our Class B shares, and those Class B shares will be converted into Class A shares if they are sold to non-Panamanian investors. In connection with our initial public offering in December 2005, Continental Airlines (“Continental”) and CIASA reduced their ownership of our total capital stock from 49.0% to approximately 27.3% and from 51.0% to approximately 25.1%, respectively. In a follow-on offering in June 2006, Continental further reduced its ownership of our total capital stock from 27.3% to 10.0%. In May 2008, we and CIASA released Continental from its standstill obligations, and they sold down their remaining shares in the public market. CIASA holds registration rights with respect to a significant portion of its shares pursuant to a registration rights agreement entered into in connection with our initial public offering. In March 2010, CIASA converted a portion of its Class B shares into 1.6 million non-voting Class A shares and sold such Class A shares in an SEC-registered public offering. In the event CIASA seeks to reduce its ownership below 10% of our total share capital, our independent directors may decide to issue special voting shares solely to Panamanian nationals to maintain the ownership requirements mandated by the Panamanian Aviation Act. As a result, the market price of our Class A shares could drop significantly if CIASA further reduces its investment in us, other significant holders of our shares sell a significant number of shares or if the market perceives that CIASA or other significant holders intend to sell their shares. As of December 31, 2025, CIASA owned 26.6% of Copa Holdings’ total capital stock.

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
Our Class A shares are listed on the NYSE. During the three months ended December 31, 2025, the average daily trading volume for our Class A shares as reported by the NYSE was approximately 246,675 shares. Active, liquid trading markets generally result in lower price volatility and more efficient execution of buy and sell orders for our investors. The liquidity of a securities market is often affected by the volume of shares publicly held by unrelated parties. We cannot predict whether an active liquid public trading market for our Class A shares will be sustained.
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
Cuba has also experienced structural fuel shortages in recent months, arising from reduced fuel imports, foreign currency constraints and the broader Cuban economic environment, which have limited the availability of fuel at certain airports. As a result, we may be unable to refuel locally and may need to tanker additional fuel from our origin stations to support round-trip operations, which increases aircraft weight and fuel consumption, may reduce payload flexibility and may increase operating costs. Fuel supply constraints may also increase the risk of delays, schedule adjustments or cancellations, resulting in additional expenses and potential effects on customer demand.
In addition, broader infrastructure challenges in Cuba, including periodic electricity shortages, may affect airport operations such as runway lighting, navigation and radar systems, terminal services, baggage handling, security screening and communications. These conditions could lead to operational disruptions, reduced service reliability and, to the extent they deter travel to Cuba more broadly, reduced passenger demand on our routes. If these conditions persist or worsen, our operating costs, operational performance and results of operations on our Cuba routes could be adversely affected.
On February 18, 2025, we submitted a Final Voluntary Self-Disclosure (“VSD”) to the U.S. Department of the Treasury's Office of Foreign Assets Control (“OFAC”) regarding a potential violation of the United States Cuban Assets Control Regulations (“CACR”). On September 19, 2025, OFAC concluded the process. No civil monetary penalties or other sanctions were imposed. We remain fully committed to upholding strong compliance programs and to complying with all applicable laws, regulations, and regulatory requirements in every jurisdiction where we operate.
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
In February 2016, the Board of Directors approved a change to the dividend policy to limit aggregate annual dividends to an amount equal to 40% of the previous year’s annual consolidated underlying net income, to be distributed in equal quarterly installments subject to board ratification each quarter. Our Board of Directors may, in its sole discretion and for any reason, amend or repeal any aspect of this dividend policy. Our Board of Directors may decrease the level of dividends provided for in this dividend policy or entirely discontinue the payment of dividends. Future dividends with respect to shares of our common stock, if any, will depend on, among other things, our results of operations, cash requirements, financial condition, contractual restrictions, business opportunities, provisions of applicable law and other factors that our Board of Directors may deem relevant. See “Item 8A. Consolidated Statements and Other Financial Information—Dividend Policy.” On February 11, 2026, the Board of Directors of Copa Holdings approved a 2026 quarterly dividend payment of $1.71 per share, maintaining last year’s dividend payment. Proposed dividends are subject to board ratification each quarter, and are not recognized as a liability as at December 31, 2025.
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
On May 6, 1998, Copa Holdings, S.A., the holding company for Copa and related companies was incorporated as a sociedad anónima under the laws of Panama to facilitate the sale by CIASA of a 49% stake in Copa Holdings to Continental Airlines. In connection with Continental’s investment, we entered into an extensive alliance agreement with Continental providing for code-sharing, joint marketing, technical exchanges and other cooperative initiatives between the airlines. At the time of our initial public offering in December 2005, Continental reduced its ownership of our total capital stock from 49% to approximately 27.3%. In a follow-on offering in June 2006, Continental further reduced its ownership of our total capital stock from 27.3% to 10.0%. In May 2008, Continental sold its remaining shares in the public market. In March 2010, CIASA sold 4.2% of its interest and as of December 31, 2025, held 26.6% of our total capital stock.
Since 1998, we have grown and modernized our fleet while improving customer service and reliability. Our operational fleet has grown from 13 aircraft in 1998 to 125 aircraft as of December 31, 2025. In 1999, we received our first Boeing 737-700s, followed by our first Boeing 737-800 in 2003 and our first Embraer 190 in 2005. We discontinued the use of our last Boeing 737-200 in 2005. In 2018, we took delivery of our first four Boeing 737 MAX 9 aircraft. In addition, continuing our fleet optimization and efficiency efforts, in 2020, we signed an aircraft sale and purchase agreement for the remaining Embraer 190 fleet. In 2021, we sold three B737-700 aircraft. During 2022, we sold two B737-700 airframes, restored capacity to pre-pandemic levels and expanded our network with new frequencies and routes.
On April 22, 2005, we acquired an initial 85.6% equity ownership interest in AeroRepública, which was one of the largest domestic carriers in Colombia in terms of passengers carried. Through subsequent acquisitions, we increased our total ownership interest in AeroRepública to 99.9% by the end of that year. In December 2016, we launched a low-cost business model, Wingo, to diversify our offerings and to better compete with other low-cost carriers in the markets. We believe that Copa Airlines creates additional passenger traffic in our existing route network by providing Colombian passengers more convenient access to the international destinations served through our Panama hub and by offering direct domestic and international service through our low-cost business model, Wingo. In 2021, we incorporated a new Wingo operator based in Panama, La Nueva Aerolínea, S.A., and in 2023, we started operating one 737-800 aircraft. Since August 2025, La Nueva Aerolínea, S.A. has not conducted any passenger service and has exclusively conducted freight operations.
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
Capital Expenditures
During 2025, our capital expenditures were $922.2 million, which consisted of advance payments and reimbursements on aircraft purchase contracts and acquisition of property and equipment, that correspond mainly to 12 aircraft that arrived during 2025, compared to capital expenditures of $465.9 million in 2024 and $572.1 million in 2023.
B.Business Overview
We are a leading Latin American provider of airline passenger and cargo service through our two principal operating subsidiaries, Compañía Panameña de Aviación, S.A. (“Copa Airlines”) and AeroRepública. Copa Airlines operates from its strategically located position in the Republic of Panama, and AeroRepública operates a low-cost business model, Wingo, within Colombia and various cities in the region. As of December 31, 2025, we operate a fleet of 125 aircraft, 76 Boeing 737-Next Generation aircraft, 32 Boeing 737 MAX 9 aircraft, 15 Boeing 737 MAX 8 aircraft and two Boeing 737-800 BCF (Boeing Converted Freighter). As of December 31, 2025, we had purchase contracts with Boeing entailing 85 firm orders and 20 options of Boeing 737 MAX aircraft. These aircraft are scheduled for delivery between 2026 and 2034.
Copa currently offers approximately 436 daily scheduled flights among 84 destinations in 32 countries in North, Central and South America and the Caribbean from its Panama City hub. Copa provides passengers with access to flights to more than 200 other destinations through code-share arrangements with UAL and other airlines, pursuant to which each airline places its name and flight designation code on the other’s flights. Through its Panama City hub, Copa is able to consolidate passenger traffic from multiple points to serve each destination effectively.
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
•We focus on keeping our operating costs low. In recent years, our low operating costs and efficiency have contributed significantly to our profitability. Our operating CASM, excluding costs for fuel, was 5.76¢ in 2025. We believe that our cost per available seat mile reflects our modern fleet, efficient operations and the competitive cost of labor in the region.

•We operate a modern fleet. Our fleet consists of Boeing 737-MAX and Boeing 737-Next Generation aircraft equipped with winglets and other modern cost-saving and safety features. Over the next several years, we intend to enhance our modern fleet through the addition of 85 firm orders of Boeing 737 MAX aircraft, agreed to be delivered between 2026 and 2034. We believe that our modern fleet contributes to our on-time performance and high completion factor (percentage of scheduled flights not cancelled).
•We believe Copa has a strong brand and a reputation for quality service. We believe that the Copa brand is associated with value to passengers, providing world-class service and competitive pricing. For the year ended December 31, 2025, Copa’s statistic for on-time performance, according to DOT standard methodology of arrivals within 14 minutes of scheduled arrival time, was 90.2% and its completion factor was 99.8%. We believe our focus on customer service has helped to build passenger loyalty. In addition, the excellent response to our new loyalty program, ConnectMiles, demonstrates the strong affinity Copa customers have for the brand. In January 2026, for the eleventh year, we received recognition from The Cirium 2025 On Time Performance (OTP) Review, as the most on-time airline in Latin America.
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
According to data from the International Air Transport Association, or “IATA”, Latin America comprised approximately 9.8% of international worldwide passengers flown in 2024.
The Central American aviation market is dominated by international traffic. According to data from IATA, international revenue passenger kilometers, or “RPKs”, are concentrated between North America and Central America. This segment represented 78.1% of international RPKs flown to and from Central America in 2024, compared to 16.0% RPKs flown between Central America and South America and 5.9% for RPKs flown between Central American countries. Total RPKs flown on international flights to and from Central America increased 9.1%, and load factors on international flights to and from Central America were 85% on average.
The chart below details passenger traffic between regions in 2024:

	2024 IATA Traffic Results
	Passenger Kms Flown		Available Seat Kms		Passenger Load Factor
	(Million)	Change (%)	(Million)	Change (%)	Load Factor	Change (%)
North America - Central America / Caribbean	198,024	7.9	237,304	8.8	83.4%	-0.7 p.p.
North America - South America	118,229	5.7	135,553	3.8	87.2%	1.6 p.p.
Within South America	44,392	27.2	55,376	28.0	80.2%	-0.5 p.p.
Central America/Caribbean - South America	40,631	9.9	49,074	11.3	82.8%	-1.0 p.p.
Within Central America	14,832	4.3	18,748	2.4	79.1%	1.4 p.p.
Panama serves as a hub for connecting passenger traffic between major markets in North, South, and Central America and the Caribbean. Accordingly, passenger traffic to and from Panama is significantly influenced by economic growth in surrounding regions. Preliminary figures indicate that real GDP in 2025 increased by 4.0% in Panama and by 2.5% in Colombia, according to data of the World Economic and Financial Survey conducted by the International Monetary Fund (“IMF”).

	GDP (in US$ billions)		GDP per Capita
	2025 Current Prices (US$)	2025 Real GDP (% Growth)	2025 Current Prices (US$)
Argentina	683	4.5	14,359
Brazil	2,257	2.4	10,578
Chile	347	2.5	17,181
Colombia	438	2.5	8,249
Mexico	1,863	1.0	13,967
Panama	90	4.0	19,802
USA	30,616	2.0	89,599
Source: International Monetary Fund, World Economic Outlook Database, October 2025.

According to IMF estimates, from 2018 to 2025, Panama’s real GDP grew at an average annual rate of 3.8%, while inflation averaged 0.7% per year. The IMF currently estimates Panama’s population to be approximately 4.6 million in 2025, with the majority of the population concentrated in Panama City, where our hub at Tocumen International Airport is located. We believe the combination of a stable, service-oriented economy and steady population growth has helped drive our domestic origin and destination passenger traffic.
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
Colombia is the third largest country in Latin America in terms of population, with a population of approximately 53.1 million in 2025 according to the IMF and has a land area of approximately 440,000 square miles. Colombia’s GDP is estimated to be $438.1 billion for 2025, and per capita income was approximately $8.2 thousand (current prices) according to the IMF. Colombia’s geography is marked by the Andean mountains and an inadequate road and rail infrastructure, making air travel a convenient and attractive transportation alternative. Colombia shares a border with Panama, and for historic, cultural and business reasons it represents a significant market for many Panamanian businesses.
Route Network and Schedules
As of December 31, 2025, Copa provided regularly scheduled flights to 84 cities in North, Central and South America and the Caribbean. The majority of Copa flights operate through our hub in Panama City which allows us to transport passengers and cargo among a large number of destinations with service that is more frequent than if each route were served directly.
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
As a part of our strategic relationship with United Airlines (“UAL”), Copa provides flights through code-sharing arrangements to over 120 other destinations. In addition to codeshares provided with our Star Alliance partners, Copa also has code-sharing arrangements in place with several other carriers, including Air France, KLM, Iberia, Air Europa, Emirates, Gol, Azul and Volaris.
In December 2016, we launched a low-cost business model, Wingo, to diversify our offerings and to better compete with other low-cost carriers in the markets. Wingo serves domestic flights in Colombia and some international cities to and from Colombia. In 2021, we incorporated a Wingo operator based in Panama, La Nueva Aerolínea, S.A., and in 2023, we started operating one 737-800 aircraft. Since August 2025, La Nueva Aerolínea, S.A. has not conducted any passenger service and has exclusively conducted freight operations.

Revenue by Region
The following table shows our revenue generated in each of our major operating regions.

	Year Ended December 31,
Region	2025	2024	2023
North America (1)	42.9%	40.5%	38.9%
South America	36.1%	35.9%	36.1%
Central America (2)	19.6%	22.0%	23.3%
Caribbean (3)	1.4%	1.5%	1.6%
(1)Includes USA, Canada and Mexico
(2)Includes Panama
(3)Includes Cuba, Dominican Republic, Haiti, Jamaica, Puerto Rico, Aruba, Curaçao, St. Maarten, Bahamas, Barbados and Trinidad and Tobago
Airline Operations
Passenger Operations
Passenger revenue accounted for approximately $3.4 billion in 2025, $3.3 billion in 2024, and $3.3 billion in 2023, representing 94.8%, 95.6%, and 95.9%, respectively, of Copa’s total revenues. Leisure traffic, which makes up close to half of Copa’s total traffic, tends to coincide with holidays, school vacations and cultural events and peaks in July and August, and again in December and January. Approximately one third of Copa’s passengers regard Panama City as their destination or origination point, and most of the remaining passengers pass through Panama City in transit to other points on our route network.
Cargo Operations
In addition to our passenger service, we make efficient use of extra capacity in the belly of our aircraft by carrying cargo. Our cargo operations consist principally of freight service. Copa’s cargo business generated revenues of approximately $115.7 million in 2025, $100.5 million in 2024, and $97.1 million in 2023, representing 3.2%, 2.9%, and 2.8% respectively, of Copa’s operating revenues. We primarily move our cargo in the belly of our aircraft; however, we also wet-lease and charter freighter capacity when necessary to meet our cargo customers’ needs. In 2021, we converted a Boeing 737-800 passenger aircraft into a cargo aircraft. In March 2022, the first converted freighter aircraft, the Boeing 737-800 BCF with a capacity of 21.7 tons per flight, began operations. In September 2025, we began operating our second freighter aircraft, a Boeing 737-800 BCF with a capacity of 21.7 tons per flight.
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
The alliance agreement has an initial term through May 2026 and is set to automatically renew for subsequent five-year terms, though it is terminable by either airline in cases of, among other things, uncured material breaches of the alliance agreement, bankruptcy, termination of the services agreement for breach, termination of the frequent flyer participation agreement without entering into a successor agreement, certain competitive activities, certain changes of control of either of the parties and certain significant operational service failures. Our alliance relationship with UAL enjoys a grant of antitrust immunity from the U.S. Department of Transportation.
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
Aircraft
As of December 31, 2025, Copa operates a fleet consisting of 125 aircraft. As of December 31, 2025, Copa has firm orders to purchase 85 Boeing 737 MAX aircraft to be delivered between 2026 and 2034. In October 2018, Copa signed an aircraft sale and purchase agreement for the sale of five Embraer 190 aircraft in 2019. In 2020, we signed an aircraft sale and purchase agreement for the remaining Embraer 190 aircraft. In 2021, we completed the sales of the Embraer 190 aircraft and the three B737-700 aircraft. During 2022, the Company sold two B737-700 airframes that were under a lease agreement to a third party.

The current composition of the Copa fleet as of December 31, 2025, is fully described below:
Average Term of Lease

	Number of Aircraft		Leased	Remaining (Years)	Average Age (Years)	Seating Capacity
	Total	Owned
Boeing 737 MAX	47	43	4	4.9	2.9	166/174
Boeing 737-700	9	9	0	0	22.2	124/126
Boeing 737-800	67	44	23	4.3	13.3	160/166/186
Boeing 737-800BCF	2	1	1	1.6	20.4
Total	125	97	28	4.4	10.2	—
The table below describes the expected size of our fleet at the end of each year set forth below, assuming delivery of all aircraft for which we currently have firm orders and return of our leased aircraft:

Aircraft Type	2026	2027	2028	2029	2030	2031	2032
737-700	9	9	9	8	5	0	0
737-800/800BCF	69	67	61	61	50	44	41
737-MAX(1)	55	68	85	92	107	122	122
Total Fleet	133	144	155	161	162	166	163
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
Our focus on profitable operations means that we periodically review our fleet composition. As a result, our fleet composition changes over time when we conclude that adding other types of aircraft will help us achieve this goal. Following our strategy, as of December 31, 2025, we have firm orders to purchase 85 Boeing 737 MAX aircraft to be delivered between 2026 and 2034. The 737 MAX provides additional benefits to the current fleet such as fuel efficiency, longer range and additional capacity compared to the current Copa seat configuration.
Through several special purpose vehicles, we currently have beneficial ownership of 97 of our aircraft. In addition, we lease 28 of our aircraft under long-term lease agreements that have an average remaining term of 4.4 years. Leasing some of our aircraft provides us with flexibility to change our fleet composition if we consider it to be in our best interests to do so. We make monthly rental payments, some of which are based on floating rates, but we are not required to make termination payments at the end of the lease. Currently, we do not have purchase options under any of our operating lease agreements. Under our operating lease agreements, we are required to make supplemental rent payments at the end of the lease that are calculated with reference to the aircraft’s maintenance schedule. In either case, we must return the aircraft in the agreed-upon condition at the end of the lease term. Title to the aircraft remains with the lessor. We are responsible for the maintenance, servicing, insurance, repair and overhaul of the aircraft during the term of the lease.
To better serve our business travelers, we offer a Business Class (Clase Ejecutiva) configuration in our fleet. Our business class service features upgraded meal service, special check-in desks, bonus mileage for full-fare business class passengers and access to VIP lounges. Our Boeing 737-800 aircraft currently have three different configurations: one with 16 business class seats with 38-inch pitch seats and a total of 160 seats, a second with 16 business class seats with 49-inch pitch seats and a total of 160 seats and a third with 16 business class seats with 38-inch pitch seats and a total of 166 seats. Our Boeing 737 MAX 9 aircraft feature two configurations: one with 16 full lie-flat seats in business class (Dreams) and a total of 166 seats and another configuration with 12 full lie-flat seats in business class (Dreams) and a total of 174 seats. Our Boeing 737 MAX 8 aircraft have 16 business class seats and a total of 166 seats. Our Boeing 737-700 aircraft have 12 business class seats and a total of 126 seats.
Also, within the Copa Holdings fleet, there are ten 737-800s dedicated to the operations of Wingo. These aircraft are equipped with 186 economy class seats.
Each of our Boeing 737-Next Generation aircraft is powered by two CFM International Model CFM 56-7B engines. Our Boeing 737 MAX aircraft are powered by two CFM International Leap 1B engines. We currently have fifteen spare engines for service replacements and for periodic rotation through our fleet.
Maintenance
The maintenance performed on our aircraft can be divided into two general categories: line and heavy maintenance. Line maintenance consists of routine, scheduled maintenance checks on our aircraft, including pre-flight, service visits, “A-checks” and any diagnostics and routine repairs. Copa’s line maintenance is performed by Copa’s own technicians at our main base in Panama and/or at the out stations by Copa Airlines and/or AeroRepública employees or third-party contractors. Heavy maintenance consists of more complex inspections and overhauls, including “C-checks,” and servicing of the aircraft that cannot be accomplished during an overnight visit. Maintenance checks are performed intermittently as determined by the aircraft manufacturer through Copa Airlines AAC approved maintenance program. These checks are based on the number of hours, departures or calendar months flown. Historically we had contracted with certified outside maintenance providers, such as COOPESA. In October of 2010, Copa decided to begin performing a portion of the heavy maintenance work in-house. The hiring, training, facility and tooling setup, as well as enhancing certain support shops, were completed during a ten-month period. Ultimately, Copa acquired the required certifications by the local authorities to perform the first in-house C-Check in August 2011, followed by its second C-check in October of the same year. Today we are performing a continuous line of C-Checks in-house for the entire year, and on January 20, 2017, we held the ground-breaking of our new maintenance facility at Tocumen International Airport which allows us to perform up to three complete continuous lines of C-checks, as required. The new facility commenced operations in January 2019. In 2025, 26 heavy maintenance checks were successfully performed in-house. When possible, Copa attempts to schedule heavy maintenance during its lower-demand seasons in order to maximize productive use of its aircraft.
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
Copa Airlines and AeroRepública employ, system-wide, around 827 maintenance professionals, who perform maintenance in accordance with maintenance programs that are established by the manufacturers and approved and certified by international aviation authorities. Every mechanic is trained in factory procedures and goes through our own rigorous in-house training program. Every mechanic is licensed by the AAC and approximately 20 of our mechanics are also licensed by the FAA. Our safety and maintenance procedures are reviewed and periodically audited by the AAC (Panama), UAEAC (Colombia), the FAA (United States), IATA (IOSA) and, to a lesser extent, every foreign country to which we fly. Copa Airlines’ maintenance facility at Tocumen International Airport has been certified by the FAA as an approved repair station, under FAR Part 145, and once a year the FAA inspects this facility to validate and renew the certification. Copa’s aircraft are initially covered by warranties that have a term of four years, resulting in lower maintenance expenses during the period of coverage. All of Copa Airlines’ and AeroRepública’s mechanics are trained to perform line maintenance on each of the Boeing 737-Next Generation and Boeing 737 MAX.
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
•Tocumen International Airport is the only airport in Central America with two operational runways. Unlike some other regional airports, consistent modernization and growth of our hub has kept pace with our needs. The development of the new terminal (“Terminal 2” or “T2”), which provides 20 additional fully equipped gates and eight remote positions, has expanded the airport’s capacity and has been fully integrated into our operations since 2022.
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
Aircraft Fuel Data

	2025	2024	2023
Average price per gallon of jet fuel into plane (excluding hedge) (in U.S. dollars)	$2.45	$2.66	$3.02
Gallons consumed (in millions)	377.5	354.5	327.6
Available seat miles (in millions)	32,408	30,077	27,700
Gallons per ASM (in hundredths)	1.16	1.18	1.18
In 2025, the average price of West Texas Intermediate or “WTI” crude oil, a benchmark widely used for crude oil prices that is measured in barrels and quoted in U.S. dollars, decreased by 14.6% from $76.6 per barrel to $65.4 per barrel. In 2025, we did not hedge any of our fuel needs, and we have not hedged any part of our fuel needs for 2026. Although we have not added hedge positions since August of 2015, we continue to evaluate various hedging strategies and may enter into additional hedging agreements in the future, as any substantial and prolonged increase in the price of jet fuel will likely materially and negatively affect our business, financial condition and results of operation. In the past, we have managed to offset some of the increases in fuel prices with higher load factors, fuel surcharges and fare increases. In addition, our relatively young, winglet-equipped fleet and robust fuel conservation measures also help us mitigate the impact of higher fuel prices.
Additionally, global geopolitical events, such as the conflict between Russia and Ukraine beginning in February 2022, the ongoing political instability in Venezuela, or the conflict in the Middle-East, have contributed to fluctuations in fuel costs, which may negatively impact our business operations. Due to the evolving nature of such events, we are unable to predict the extent of the impact on our business.
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

Starting in 2019, Copa is reporting the fuel consumption ratios during its annual flight operations and its gas emissions to the AAC. As a result, Copa is in line with the global aviation effort led by ICAO, Colombia, and Panama Civil Aviation Authorities with the implementation of the Carbon Offsetting and Reduction Scheme for International Aviation (CORSIA). The first gas emissions report corresponding to 2019 operations was successfully delivered to the AAC on October 2020, after passing the audit by our external Verification Body of greenhouse gas emissions accredited by ICAO. The Gas Emissions Report (ER) corresponding to 2024 operations was delivered to the AAC on May 2025 and the ER corresponding to the 2025 operations will be delivered to the AAC on May 2026.
In 2025, we were able to collect a total of 176 tons of recycling materials in Panama’s Copa facilities and avoid sending waste to the landfill. During the same period, we recycled vehicle oil and aircraft fuel, for which we outsourced the collection of 9,870 gallons of hydrocarbons for use as alternative fuel for other industries, thus avoiding the contamination of natural resources. We also outsourced the collection of 1,184,727 gallons of water contaminated with chemicals generated during aircraft cleaning and painting operations, and from vehicle maintenance processes. The subsequent treatment of the collected water made it possible to recover 95% of the volume treated returning 1,125,491 gallons of water to nature. We have properly disposed of a total of 85 tons of chemical waste from Aircraft Maintenance operations. Additionally, we have collected 530,000 gallons of waste from beverages on board, which were treated by a supplier and safely returned to nature.
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
Open Skies Agreements. We operate within the framework of multiple open skies agreements established by Panama. These bilateral and multilateral agreements liberalize air services by removing restrictions on routes, capacity, and pricing, enhancing operational flexibility and pursue of new market opportunities. As of 2025, Panama has entered into open skies agreements with over 20 countries, including the United States, Brazil, the Dominican Republic, Colombia, and Singapore, with recent additions such as Qatar (2023) and the United Arab Emirates (2024). Panama is also a signatory to the Multilateral Open Skies Agreement of the Latin American Civil Aviation Commission (LACAC), with certain reservations, further expanding our regional connectivity.
Colombia
Even though the Colombian aviation market continues to be regulated by the Colombian Civil Aviation Administration, Unidad Especial Administrativa de Aeronáutica Civil, or “Aeronáutica Civil,” the government policies have become more liberal in recent years.
Colombia has expanded its open-skies agreements with several countries in the last years. In addition to Aruba and the Andean Pact nations of Bolivia, Ecuador and Peru, open-skies agreements have been negotiated with Costa Rica, El Salvador, Panama, Argentina and the Dominican Republic. In the framework of liberalization between Colombia and Panama, any airline has the right to operate unlimited frequencies between any city pair of the two countries. As a result, Copa offers scheduled services between eleven cities in Colombia and Panama. In November 2010, Colombia signed an open-skies agreement with the United States, which took effect in January 2013. With respect to domestic aviation, airlines must present feasibility studies to secure specific route rights, and no airline may serve the city pairs with the most traffic unless that airline has at least five aircraft with valid airworthiness certificates. While Aeronáutica Civil has historically regulated the competition on domestic routes, in December 2012 it revoked a restriction requiring a maximum number of competing airlines on each domestic route.
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
Authorizations and Licenses. The DOT has jurisdiction over international aviation with respect to air transportation to and from the United States, including regulation of related route authorities, the granting of which are subject to review by the President of the United States. The DOT exercises its jurisdiction with respect to unfair practices and methods of competition by airlines and related consumer protection matters as to all airlines operating to and from the United States. Copa Airlines is authorized by the DOT to engage in scheduled and charter air transportation services, including the transportation of persons, property (cargo) and mail, or combinations thereof, between points in Panama and points in the United States and beyond (via intermediate points in other countries). Copa Airlines holds the necessary authorizations from the DOT in the form of a foreign air carrier permit and statements of authorization to conduct our current operations to and from the United States. Our foreign air carrier permit has no expiration date.
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
Security. On November 19, 2001, the U.S. Congress passed, and the President signed into law, the Aviation and Transportation Security Act or the “Aviation Security Act”. This law federalized substantially all aspects of civil aviation security and created the TSA, an agency of the Department of Homeland Security, to which the security responsibilities previously held by the FAA were transitioned. The Aviation Security Act requires, among other things, the implementation of certain security measures by airlines and airports, such as the requirement that all passengers, their bags and all cargo be screened for explosives and other security-related contraband. Funding for airline and airport security required under the Aviation Security Act is provided in part by a $5.60 per one-way passenger security fee for flights departing from the United States, subject to a $11.20 per roundtrip cap; however, airlines are responsible for costs incurred to meet security requirements beyond those provided by the TSA. The United States government is considering increases to this fee as the TSA’s costs exceed the revenue it receives from these fees. Implementation of the requirements of the Aviation Security Act has resulted in increased costs for airlines and their passengers. Since the events of September 11, 2001, the U.S. Congress has mandated, and the TSA has implemented numerous security procedures and requirements that have imposed and will continue to impose burdens on airlines, passengers and shippers.
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

Airport Access. Two U.S. airports at which we operate, O’Hare International Airport in Chicago (O’Hare) and John F. Kennedy International Airport in New York, or “JFK”, were formerly designated by the FAA as “high density” traffic airports subject to arrival and departure slot restrictions during certain periods of the day. From time to time, the FAA has also issued temporary orders imposing slot restrictions at certain airports. Although slot restrictions at JFK were formally eliminated as of January 1, 2007, on January 15, 2008, the FAA issued an order limiting the number of scheduled flight operations at JFK during peak hours to address the over-scheduling, congestion and delays at JFK. Our current operations at both JFK and O’Hare are largely conducted outside of the hours subject to slot controls at those airports. We cannot predict the outcome of potential future rule changes to address congestion on our costs or ability to operate at JFK.
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
Copa Airlines is our principal airline operating subsidiary that operates out of our hub in Panama and provides passenger service in North, South and Central America and the Caribbean. La Nueva Aerolínea, S.A. is an additional operating subsidiary based in Panama, which began operating under the Wingo brand in the third quarter of 2023. Since August 2025, La Nueva Aerolínea, S.A. has not conducted any passenger service and has exclusively conducted freight operations, an operating model that will continue indefinitely. AeroRepública, S.A. (Copa Colombia) is our operating subsidiary that provides air travel from Colombia to Copa Airlines Hub of the Americas in Panama, and operates a low-cost business model, Wingo, within Colombia and various cities in the region. Oval Financial Leasing, Ltd. controls the special purpose vehicles that have a beneficial interest in the majority of our fleet.
D.Property, plants and equipment
Headquarters
Our headquarters are located six miles away from Tocumen International Airport. We have leased five floors consisting of approximately 105,981 square feet of the building from Desarollo Inmobiliario Del Este, S.A., an entity controlled by some of the investors that control CIASA, under a ten-year lease that began in January 2015 and that was renewed in 2024 for an eleven-year period at a rate of $0.2 million per month.
Other Property
At Tocumen International Airport, we lease two maintenance hangars, operations offices in the terminal, counter space, parking spaces and other operational properties from the entity that manages the airport. We pay approximately $363,923 per month for this leased property. Around Panama City, we also lease various office spaces, parking spaces and other properties from a variety of lessors, for which we pay approximately $62,974 per month in the aggregate.
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
You should read the following discussion in conjunction with our consolidated financial statements and the related notes and the other financial information included elsewhere in this annual report. Discussions of year-over-year comparisons between 2024 and 2023 that are not included in this Form 20-F can be found in Part I, Item 5, Operating and Financial Review and Prospects” of our Form 20-F for the fiscal year ended December 31, 2024.
We are a leading Latin American provider of airline passenger and cargo service through our two principal operating subsidiaries, Copa Airlines and AeroRepública. Copa Airlines operates from its strategically located position in the Republic of Panama, and AeroRepública operates a low-cost business model within Colombia and various cities in the region.
Copa currently offers approximately 436 daily scheduled flights among 84 destinations in 32 countries in North, Central and South America and the Caribbean from its Panama City hub. Copa provides passengers with access to flights to more than 200 other destinations through code-share arrangements with our Star Alliance partners and other carriers including Air France, KLM, Iberia, Air Europa, Emirates, Gol, Azul and Volaris. Through its Panama City hub, Copa Airlines is able to consolidate passenger traffic from multiple points to serve each destination effectively.
As of December 31, 2025, Copa Airlines and Wingo operate a modern fleet of 125 Boeing 737 aircraft. To meet growing capacity requirements, we have firm orders, including purchase and lease commitments. As of December 31, 2025, the Company has firm orders to purchase 85 Boeing 737 MAX aircraft to be delivered between 2026 and 2034.
Factors Affecting Our Results of Operations
Fuel
In 2025, the average price of WTI crude oil, a benchmark widely used for crude oil prices that is measured in barrels and quoted in U.S. dollars, decreased by 14.6% from $76.6 per barrel to $65.4 per barrel. In 2025, we did not hedge any of our fuel needs. For 2026 although we have not hedged any part of our anticipated fuel needs, we continue to evaluate various hedging strategies and may enter into hedging agreements in the future, as any substantial and prolonged increase in the price of jet fuel will likely materially and negatively affect our business, financial condition and results of operation. In the past, we have managed to offset some of the increases in fuel prices with higher load factors, fuel surcharges and fare increases. In addition, our relatively young, winglet-equipped fleet and robust fuel conservation measures also help us mitigate the impact of higher fuel prices.
Additionally, global geopolitical events, such as the conflict between Russia and Ukraine beginning in February 2022, the ongoing political instability in Venezuela, or the conflict in the Middle-East, have contributed to fluctuations in fuel costs, which may negatively impact our business operations. Due to the evolving nature of such events, we are unable to predict the extent of the impact on our business.
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
In Colombia, real GDP, at constant prices, increased 2.5% in 2025. Average inflation of consumer prices in Colombia was approximately 4.9% in 2025, according to the IMF.
According to data from The Preliminary Overview of the Economies of Latin America and the Caribbean, an annual United Nations publication prepared by the Economic Development Division, the economy of Latin America (including the Caribbean) is estimated to increase by 2.3% in 2026. Preliminary figures, according to the IMF, for 2025 indicate that the Panamanian economy increased by 4.0% (versus 2.7% increase in 2024). Headline deflation in Panama was 0.1% compared to 0.8% inflation in 2024.
Revenues
We derive our revenues primarily from passenger transportation, which represented 94.8% of our revenues for the year ended December 31, 2025. In addition, 3.2% of our total revenues are derived from cargo and 2.0% from other activities.
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
The following table sets forth our capacity, load factor and yields for the periods indicated.

	2025	2024	2023
Capacity (in available seat miles, in millions)	32,408	30,077	27,700
Load factor	87.0%	86.3%	86.8%
Yield (in cents)	12.16	12.68	13.79
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
Fuel. The price we pay for aircraft fuel varies significantly from country to country primarily due to local taxes. While we purchase aircraft fuel at most of the airports to which we fly, we attempt to negotiate fueling contracts with companies that have a multinational presence in order to benefit from volume purchases. During 2025, as a result of the location of its hub, Copa purchased 54% of its aircraft fuel in Panama. Copa has 23 suppliers of aircraft fuel across its network. In some cases, we tanker fuel in order to minimize our cost, by fueling in airports where fuel prices are lowest. Our aircraft fuel expenses are variable and fluctuate based on global oil prices.

Aircraft Fuel Data

	2025	2024	2023
Average price per gallon of jet fuel into plane (excluding hedge) (in U.S. dollars)	$2.45	$2.66	$3.02
Gallons consumed (in millions)	377.5	354.5	327.6
Available seat miles (in millions)	32,408	30,077	27,700
Gallons per ASM (in hundredths)	1.16	1.18	1.18
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
We received notifications from the tax authorities in Panama and Colombia:
•In February 2020, the Company received two notifications from the Panamanian tax authority in connection with a tax audit initiated in 2019. The notifications relate to potentially significant adjustments to dividend tax for fiscal years 2012 through 2016 and income tax for fiscal year 2016. The Company filed an administrative appeal in accordance with the first legal stage under Panamanian law. Under Panamanian law, the statute of limitations is three years for income tax and fifteen years for dividend tax.
•In Colombia, the Company received two notifications in March 2016 and November 2020. The notification received in March 2016 was resolved in favor of the Company. The remaining notification, which relates to income tax, was responded to within the applicable legal term by the Company and remains under review by the tax authority.
The Company, together with its tax advisors, has assessed these matters and concluded that it is not probable that an outflow of resources embodying economic benefits will be required to settle them, as the Company has sufficient technical arguments to support its tax positions.
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
Our income tax expense totaled approximately $104.0 million in 2025, $97.7 million in 2024 and $97.0 million in 2023.

Results of Operation
The following table shows each of the line items in our statement of profit or loss for the periods indicated as a percentage of our total operating revenues for that period:

	2025	2024	2023
Operating revenues:
Passenger revenue	94.8%	95.6%	95.9%
Cargo and mail revenue	3.2%	2.9%	2.8%
Other operating revenue	2.0%	1.5%	1.3%
Total operating revenues	100.0%	100.0%	100.0%
Operating expenses:
Fuel	25.8%	27.5%	28.8%
Wages, salaries, benefits and other employees expenses	13.9%	13.7%	12.6%
Passenger servicing	2.9%	3.2%	2.6%
Airport facilities and handling charges	7.5%	7.3%	6.4%
Sales and distribution	5.8%	6.0%	6.6%
Maintenance, materials and repairs	4.3%	3.1%	3.8%
Depreciation, amortization and impairment	10.1%	9.6%	8.9%
Impairment of non financial assets	—%	—%	—%
Flight operations	3.9%	3.8%	3.2%
Other operating and administrative expenses	3.3%	4.0%	3.8%
Total operating expenses	77.4%	78.2%	76.6%
Operating income	22.6%	21.8%	23.4%
Non-operating income (expense):
Finance cost	(2.7)%	(2.5)%	(4.6)%
Finance income	1.7%	1.7%	1.5%
Gain (loss) on foreign currency fluctuations	(0.1)%	(1.0)%	0.1%
Net change in fair value of derivatives	(0.1)%	0.1%	(2.8)%
Other non-operating income (expense)	—%	0.2%	0.2%
Total non-operating income (expense)	(1.2)%	(1.4)%	(5.7)%
Profit before income taxes	21.4%	20.5%	17.7%
Income taxes	(2.9)%	(2.8)%	(2.8)%
Net profit	18.6%	17.6%	14.9%
Year 2025 Compared to Year 2024
Our consolidated net profit in 2025 totaled $671.6 million, compared to a net profit of $608.1 million in 2024. In addition, we had consolidated operating profit of $819.0 million in 2025, compared to an operating profit of $753.0 million in 2024. Our consolidated operating margin in 2025 was 22.6%, an increase of 0.8 percentage points versus 2024. These results were driven by passenger demand increase, offset by lower passenger average fares.
Operating revenue
Our consolidated revenue totaled $3.6 billion in 2025, a 5.0% increase over operating revenue of $3.4 billion in 2024, mainly due to a 9.9% increase in passenger traffic, offset by a decrease of 5.2% in passenger average fare.
Passenger revenue. Passenger revenue totaled $3.4 billion in 2025, a 4.2% increase over passenger revenue of $3.3 billion in 2024. This was driven by a 9.9% increase in passengers, offset by a decrease of 5.2% in passenger average fare.

Cargo and mail revenue. Cargo and mail revenue totaled $115.7 million in 2025, a 15.1% increase from cargo and mail revenue of $100.5 million in 2024, related to higher cargo volumes aided by the addition of a second freighter operation in service during the latter part of the year.
Other operating revenue. Other operating revenue totaled $70.9 million in 2025, a 35.4% increase from other revenue of $52.3 million in 2024 driven by an increase in frequent flyer program partnership revenues.
Operating expenses
Our consolidated operating expenses totaled $2.8 billion in 2025, a 3.9% increase over operating expenses of $2.7 billion in 2024. This is mainly as a result of 7.8% increase of ASMs versus 2024, offset by lower fuel costs and sales and distribution expenses.
An overview of the major variances in operating expenses on a consolidated basis follows:
Fuel. Aircraft fuel totaled $932.3 million in 2025, a 1.8% decrease from aircraft fuel of $949.3 million in 2024, mainly due to a 7.9% lower effective fuel price, offset by a 7.5% increase in block hours.
Wages, salaries and other employees’ expenses. Salaries and benefits totaled $502.0 million in 2025, a 6.7% increase over salaries and benefits of $470.6 million in 2024, mainly as a result of an increased headcount to support additional capacity, as well as cost of living salary adjustments.
Passenger servicing. Passenger servicing totaled $105.2 million in 2025 compared to $109.2 million in 2024. This represented a 3.7% decrease mainly driven by the year-over-year effect of expenses related to the grounding of the MAX 9 grounding in 2024, partially offset by a 9.9% increase in onboard passengers.
Airport facilities and handling charges. Airport facilities and handling charges totaled $270.0 million in 2025, a 6.8% increase over $252.8 million in 2024. This increase was driven mainly by a 8.6% increase in departures, partially offset by changes in route mix.
Sales and Distribution. Sales and distribution totaled $208.3 million in 2025, an 0.1% increase compared to $208.0 million in 2024, driven mainly by higher sales, offset by a reduction in our distribution costs due to higher penetration of both direct sales and lower-cost NDC travel agency channels.
Maintenance, materials and repairs. Maintenance, materials and repairs totaled $156.7 million in 2025, a 48.0% increase over $105.9 million in 2024. This increase was primarily a result of a non-cash adjustment in the company’s provision in 2024 related to the future return of leased aircraft, and by 7.6% more flight hours in 2025 versus 2024.
Depreciation, amortization and impairment. Depreciation totaled $365.1 million in 2025, an 10.4% increase over $330.7 million in 2024, mainly related to additional aircraft and more maintenance events.
Flight operations. Flight operations amounted to $141.3 million in 2025, an 9.1% increase compared to $129.5 million in 2024, mainly due to 7.5% more block hours and higher overflight rates.
Other operating and administrative expenses. Other expenses totaled $117.9 million in 2025, a 14.0% decrease from $137.1 million in 2024, mostly related to a realized gain related to engine exchange transactions.
Total Non-operating Income (Expense)
Non-operating expense totaled $43.4 million in 2025, as compared to non-operating expense of $47.2 million in 2024 primarily reflecting the appreciation of the Brazilian real and Colombian peso against the U.S. dollar during the year 2025.
Finance cost. Finance cost totaled $98.4 million in 2025 mainly comprised of the loan interest and commission expenses, discount rate utilized for the calculation of leased aircraft charges, interest charges related to operating leases and other interest charges. This represents a 16.5% increase over finance cost of $84.5 million in 2024.
Finance income. Finance income totaled $62.6 million in 2025, an 6.3% increase over finance income of $58.9 million in 2024 related to proceeds from investments.

Gain (loss) in foreign currency fluctuations. Loss in foreign currency fluctuations totaled $4.6 million in 2025, a decrease over a loss in foreign currency fluctuations of $34.0 million in 2024. The year-over-year improvement was mainly attributable to the strengthening of the Brazilian real and Colombian peso against the U.S. dollar during 2025.
Net change in fair value of derivatives. Net fair value of derivatives totaled $4.3 million loss in 2025, a 196.9% decrease over $4.5 million gain in 2024, mostly driven by the unrealized mark-to-market loss of hedge transactions related to the Brazilian real throughout the year 2025.
Other non-operating income (expense). Other non-operating expense totaled $1.4 million income in 2025, compared to $7.9 million income in 2024 mainly due to changes in the value of financial investments.
B.Liquidity and Capital Resources
Our cash, cash equivalents, and short-term investments at December 31, 2025, increased by $138.9 million compared to December 31, 2024, to $1,338.2 million. As part of our financing policy, we expect to meet our liquidity needs with cash from operations, cash on hand and the utilization of committed credit facilities, if needed. As of the date hereof, our current unrestricted cash exceeds our forecasted cash requirements to carry out operations, including payment of debt service, for fiscal year 2026.
Our cash, cash equivalent and short-term investment position represented 37.0% of our revenues for the year ended December 31, 2025, and 20.3% of our total assets and 48.2% of our total equity as of December 31, 2025, which we believe provides us with an adequate liquidity position.
In recent years, we have been able to meet our working capital requirements through cash from our operations. In 2025, we experienced an operational net cash increase of $153.6 million compared with the previous year. Our ability to meet our liquidity needs in the future is subject to numerous risks and uncertainties, including the levels of cash refunds of customer deposits, the results of contract negotiations with suppliers and whether we take delivery of aircraft pursuant to existing commitments as well as the terms on which we do so and the terms of any related financing available to us.
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
Copa Holdings, S.A., through its subsidiaries, has aggregate uncommitted unsecured credit facilities of $160.0 million as of December 31, 2025.
Operating Activities
We rely primarily on cash flows from operations to provide working capital for current and future operations. Our net cash flows provided by operating activities for the year ended December 31, 2025, were a net operating cash inflow of $1,150.4 million, an increase of $153.6 million compared to a net operating cash inflow of $996.8 million in 2024. Our principal source of cash is receipts from ticket sales to customers, which for the year ended December 31, 2025, increased by $277 million over receipts in the year 2024.
Investing Activities
Net cash flow used in investing activities was $1,318.5 million in 2025 compared to a net cash flow used in investing activities of $343.1 million in 2024. During 2025, we made capital expenditures of $922.2 million, which consisted of expenditures related to the acquisition of property and equipment and net of advance payments and reimbursements on aircraft purchase contracts, related to the arrival of twelve Boeing 737 MAX during 2025, compared to $465.9 million in 2024. In 2025, the Company had $365.5 million from net proceeds of investments compared to $139.9 million from net proceeds of investments in 2024. Also, in 2025, we had proceeds from the sale of property and equipment of $0.2 million, compared to $13.0 million in 2024. We also had expenditures of $30.9 million in acquisition of intangible assets in 2025 compared to $30.2 million in 2024.
Financing Activities
Net cash flow used in financing activities was $36.1 million in 2025 compared to net cash flow used in financing activities of $219.6 million in 2024. During 2025, $552.2 million of proceeds from borrowings were offset by the repayment of $254.6 million in debt, $265.9 million in dividends paid, $8.7 million in repurchase of treasury shares and $59.1 million in payment of lease liability.
Over the years, we have financed the acquisition of Boeing 737-Next Generation aircraft through syndicated loans provided by international financial institutions with the support of guarantees issued by the Export-Import Bank of the United States, or “Ex-Im”, with repayment profiles of 12 years. The Ex-Im guarantees support 80%-85% of the net purchase price and are secured with a first priority mortgage on the aircraft in favor of a security trustee on behalf of Ex-Im. The documentation for each loan follows standard market forms for this type of financing, including standard events of default. Our Ex-Im supported financings amortize on a quarterly basis, are denominated in dollars and can bear interest at a floating rate linked to SOFR or be set at a fixed rate. As of December 31, 2025, the Company had $336.1 million (2024: $376.7 million) of long-term fixed rate debt of outstanding indebtedness that is owed to financial institutions under financing arrangements guaranteed by the Export-Import Bank of the United States. At December 31, 2025, the total amount outstanding under our Ex-Im-supported financings totaled $336.1 million.
Since 2014, we have financed our aircraft through a mix of Japanese Operating Leases with Call Options, or “JOLCO”, and sale-leasebacks.
JOLCO is a Japanese-sourced lease transaction that provides for 100% financing and is typically used to finance new aircraft and has a minimum lease term of 9 years. In a JOLCO, the aircraft is purchased by a Japanese equity investor. The Japanese equity investor funds approximately 30% of the acquisition cost of the aircraft and becomes the owner of the aircraft via a Special Purpose Entity. A Japanese bank or an international bank with onshore lending capabilities provides the balance of the aircraft purchase price via a senior secured mortgage loan. JOLCOs have a call option, which lessees often expect the lessor to exercise. Under IFRS, these transactions are accounted for as a financial lease. We have financed 11 Boeing 737 Next Generation and 34 Boeing 737 MAX aircraft since 2014 through JOLCO financing. As of December 31, 2025, JOLCO financed debt outstanding totaled approximately $1.6 billion.
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
As of December 31, 2025, we have firm orders to purchase 85 Boeing 737 MAX aircraft to be delivered between 2026 and 2034. The aircraft under these contracts have an approximate value of $0.2 billion in 2026, $0.5 billion in 2027, $0.9 billion in 2028, $0.4 billion in 2029, and $2.7 billion thereafter, based on contractual obligations net of discounts and pre-delivery payments, including estimated amounts for contractual price escalation.
We meet our pre-delivery deposit requirements for our Boeing 737 MAX aircraft by using cash from operations, or by using short or medium-term borrowing facilities for deposits required between three years and six months prior to delivery.
The Company maintained letters of credit with several banks with a value of $27.0 million as of December 31, 2025 (compared to 2024: $20.6 million, as of December 31, 2024). These letters of credit are pledged mainly for operating lessors, maintenance providers and airport operators.
The Company has aggregate unsecured credit facilities of $160.0 million (2024: 175.0 million). These credit facilities are in place for contingency and working capital purposes. As of December 31, 2025, the Company does not have any outstanding borrowings under these credit facilities.
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
D.Trend Information
Global geopolitical events, such as the conflict between Russia and Ukraine beginning in February 2022 and the conflict in the Middle-East beginning in October 2023, have led to fluctuations in fuel costs which may negatively impact our business operations. Due to the evolving nature of such events, we are unable to predict the extent of the impact on our business. While we do not expect that the conflict will be directly material to us, collateral effects of the geopolitical instability, such as the imposition of sanctions against Russia and Russia’s response to such sanctions, could adversely affect the global economy or domestic markets where we operate. Further instability in Venezuela may result in disruptions to our service or in reduced demand for air travel in Venezuela and neighboring countries. Also, global macroeconomic conditions, such as inflation and recession, in key markets where we operate can negatively impact our business and we cannot predict the severity or duration of such conditions or their effect.
E.Critical Accounting Estimates
For a comprehensive discussion of our significant accounting policies and related judgments and estimates, refer to the Notes 3 and 4 to our consolidated financial statements, which have been prepared in accordance with IFRS Accounting Standards.
Item 6. Directors, senior management and employees
A.Directors and Senior Management
Currently, our Board of Directors is comprised of eleven members. The number of directors elected each year varies. At our annual shareholders’ meeting held in 2024, Julianne Canavaggio was elected as independent director for a two-year term, while Pedro Heilbron, Alvaro Heilbron, Carlos A. Motta, John Gebo, Andrew Levy and Makelin Arias were each re-elected for a two-year term, ending in 2026. At our annual shareholders’ meeting held in 2025, Stanley Motta, José Castañeda, Carlos Mario Giraldo and John Connor were each re-elected as directors for two-year terms, ending in 2027.
The following table sets forth the name, age and position of each member of our Board of Directors as of January 31, 2026. A brief biographical description of each member of our Board of Directors follows the table:

Name	Position	Age
Pedro Heilbron	Chief Executive Officer and Chairman	67
Stanley Motta	Director	80
Alvaro Heilbron	Director	60
Carlos A. Motta	Director	53
John Gebo	Director	55
José Castañeda Velez	Director	81
Andrew Levy	Director	56
John Connor	Director	52
Julianne Canavaggio	Director	44
Makelin Arias	Director	60
Carlos Mario Giraldo	Director	65

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
Mr. Alvaro Heilbron was elected as director of Copa Holdings in 2012. He is the brother of Mr. Pedro Heilbron, our chairman and chief executive officer. Mr. Heilbron is the Founder and President at Gotuuri, an online marketplace for TAA’s (tours, activities and attractions). He co-founded and serves on the board of directors of Editora del Caribe, S.A. He also serves on the board of Inversiones Haripasa. Mr. Heilbron is also the Founder and President of Millo Verde Ventures Coffee Estate. Mr. Heilbron holds a B.S. in Business Administration from George Washington University, and a Post-Graduate degree in Management from INCAE Business School. Mr. Heilbron also served as Vice-President of Commercial for Copa Airlines between the years of 1988 and 1999.
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
Ms. Julianne Canavaggio was elected as an independent director of Copa Holdings in 2019. She is a Managing Director at Cuestamoras, a family office in Central America. Prior to joining Cuestamoras, Ms. Canavaggio served in various leadership positions at Lazard (NYSE:LAZ) a global financial advisor, including CEO of Latin America, Chief of Staff to the CEO, and Head of Central America and the Caribbean. Prior to joining Lazard, Julianne established a successful legal career in mergers and acquisitions across a variety of industries in the United States and Central America. Ms. Canavaggio currently serves on the board of directors of a real estate development conglomerate in Colombia, Panama and Mexico, a telecommunications company in Costa Rica and Panama, a financial services and banking conglomerate in Latin America, as well as independent and non-independent director positions in various privately held companies. Ms. Canavaggio holds a BA from Harvard University and a JD from Tulane University.
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
The following table sets forth the name, age and position of each of our executive officers as of January 31, 2026. A brief biographical description of each of our executive officers follows the table.

Name	Position	Age
Pedro Heilbron	Chief Executive Officer and Chairman	67
Robert Carey	Executive Vice-President	46
Peter Donkersloot	Chief Financial Officer	42
Daniel Gunn	Senior Vice-President of Operations	58
Julio Toro	Vice-President of Technology	52
Karen Barahona	Vice-President of Human Resources	50
Bolívar Domínguez	Vice-President of Flight Operations	50
Eduardo Lombana	Chief Executive Officer of AeroRepública, S.A. (Copa Airlines Colombia)	64
Rafael Samudio	Vice-President of Technical Operations	55
María Jaén	Vice-President of On Board Service	52
Ricardo Sotelo	Vice-President of Airports	45
Mr. Pedro Heilbron has been our Chief Executive Officer since 1988 and currently serves as CEO and Executive Chairman of the Board of Directors. He received an MBA from George Washington University and a BA from College of the Holy Cross. Mr. Heilbron is the brother of Mr. Alvaro Heilbron, a member of our Board of Directors.
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
Mr. Peter Donkersloot has served as our Chief Financial Officer since March 2025. He joined Copa Airlines in August 2019 and previously served as Vice-President of Human Resources from January 2020. Mr. Donkersloot has over twenty years of professional experience, having held senior leadership roles in five different countries. He holds a

Global MBA from the Thunderbird School of Global Management and a degree in Industrial Engineering from the Instituto Tecnológico y de Estudios Superiores de Monterrey (ITESM).
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
Mrs. Karen Barahona joined the Company in August 2025 as Vice-President of Human Resources. She brings more than twenty-five years of leadership experience across finance and executive management, having held Vice-President roles in multiple industries. Prior to joining Copa Airlines, Mrs. Barahona served as Vice-President of Finance in the retail and beverage sectors, including Supermercados Xtra, S.A.; Heineken Panama and Cervecería Nacional, a subsidiary of AB-Inveb. She holds an MBA from INCAE Business School in Nicaragua and a Bachelor of Science in Industrial Engineering from Universidad Santa María la Antigua in Panama.
Captain Bolivar Dominguez G. has been our Vice-President of Flight Operations since December 2017. He began his career with Copa Airlines in 2000 as a Copilot in the Boeing 737-200, and advanced through roles including Head of Training, Director of System Operations Control Center (SOCC), and System Chief Pilot. From 2019 to 2023, he served on IATA’s Safety, Flight and Ground Operations Advisory Council. He holds an Airline Transport Pilot (ATP) license, a BS in Industrial Engineering from Universidad Latina in Panama, and an MBA from the University of Louisville.
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

B.Compensation
In 2025, we paid an aggregate of approximately $4.9 million in cash compensation to our executive officers. In addition, members of committees of the Board of Directors receive additional compensation per committee meeting. All of the members of our Board of Directors and their spouses receive benefits to travel on Copa flights as well.
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
The following table shows shares granted:

	2025	2024	2023
Shares	33,985	85,616	42,010
Fair Value	$101.74	$96.60	$91.69
Contractual life	3 to 5 years	3 to 5 years	3 years
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
The total compensation cost recognized for non-vested stock awards amounts to $5.7 million, $5.5 million, and $4.4 million in 2025, 2024, and 2023, respectively, and was recorded as a component of “Wages, salaries, benefits and other employees’ expenses” within operating expenses.
Please also see “Item 6D. Employees” for a description of the bonus plan implemented by the Company.
C.Board Practices
Our Board of Directors currently meets quarterly and it is focused on providing our overall strategic direction and as a result is responsible for establishing our general business policies and for appointing our executive officers and supervising their management.
Currently, our Board of Directors is comprised of eleven members. The number of directors elected each year varies. At our annual shareholders’ meeting held in 2024, Julianne Canavaggio was elected as independent director for a two-year term, while Pedro Heilbron, Alvaro Heilbron, Carlos A. Motta, John Gebo, Andrew Levy and Makelin Arias were each re-elected for a two-year term, ending in 2026. At our annual shareholders’ meeting held in 2025, Stanley Motta, José Castañeda, Carlos Mario Giraldo and John Connor were each re-elected as directors for two-year terms, ending in 2027.
On June 30, 2025, Mr. Stanley Motta stepped down from his role as non-executive Chairman of the Board and has continued to serve as an active member of the Copa Holdings Board since that date. The Board of Directors of the Company elected Mr. Pedro Heilbron to succeed Mr. Motta as Chairman effective July 1, 2025. Mr. Heilbron now serves as Chairman in addition to his responsibilities as Chief Executive Officer.
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
•the effectiveness of our internal financial control and risk management systems, including cybersecurity, privacy, and artificial intelligence risks and the Company’s procedures and policies for assessing and managing such risks;
•the effectiveness of our internal audit function, and the independent audit process including the appointment, retention, compensation, and supervision of the independent auditor;
•any critical audited matters that are being considered for inclusion in the independent auditor’s opinion; and
•the compliance with laws and regulations, as well as the policies and ethical codes established by management and the Board of Directors.
The Audit Committee is also responsible for implementing procedures for receiving, retaining and addressing complaints regarding accounting, internal control and auditing matters, including the submission of confidential, anonymous complaints regarding questionable accounting, ethical or auditing matters.
José Castañeda, John Connor (also known as Josh Connor), Carlos Mario Giraldo and Julianne Canavaggio are independent non-executive directors under the applicable rules of the New York Stock Exchange, are the current members of the Committee. The Committee’s chairman is Julianne Canavaggio. All members are financially literate. Castañeda, Connor, Giraldo and Canavaggio have been determined to be financial experts by the Board of Directors.
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
Approximately 87.1% of the Company’s employees are located in Panama, while the remaining 12.9% are distributed among our foreign stations. Copa’s employees can be categorized as follows:
December 31,

	2025	2024	2023
Pilots	1,552	1,456	1,422
Flight attendants	2,742	2,485	2,368
Mechanics	827	727	679
Customer service agents, reservation agents, ramp and others	1,217	1,090	1,011
Management and clerical	2,227	2,151	2,145
Total employees	8,565	7,909	7,625
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
Approximately 65.9% of the Company’s 8,565 employees are unionized. Our employees currently belong to nine union organizations; five covering employees in Panama and four covering employees in Colombia, in addition to union organizations in other countries to which we fly. Copa Airlines has traditionally had good relations with its employees and all the unions and expects to continue to enjoy good relations with its employees and the unions in the future.
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
We entered into collective bargaining agreements with the airport personnel union in December 2025, the flight attendants’ union in March 2023, the pilot’s union in February 2023 and the mechanics’ union in May 2022. Collective bargaining agreements in Panama typically have four-year terms.
The four unions covering employees in Colombia are: the pilots’ unions (ACDAC and ALAR), the flight attendants’ union (ACAV), and the industry union (SINTRATAC).
We entered into collective bargaining with ACAV in January 2018. The collective bargaining process with ACAV resulted in an arbitration award with a two years term that expired in September 2020, which was automatically extended and remains in effect until March 2026.
With respect to ACDAC, a list of demands was submitted in April 2025, and the negotiation process is currently pending resolution by a third party through an arbitration tribunal, which is expected to issue its arbitral award in March 2026.
Additionally, we entered into a collective bargaining agreement with SINTRATAC in September 2022 for a term of four years expiring August 2026. In December 2025, we entered into a collective bargaining agreement with ALAR, a newly formed pilots’ union, for a term of three years, which expires in December 2028.
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
Item 7. Major Shareholders and Related Party Transactions
A.Major Shareholders
The following table sets forth information relating to the beneficial ownership of our Class A shares as of December 31, 2025, by each person known to us to beneficially own 5% or more of our common shares and all our directors and officers as a group.

Class A shares are limited voting shares entitled only to vote in certain specified circumstances. See “Item 10B. Additional Information – Memorandum and Articles of Association – Description of Capital Stock”.
Class A Shares
Beneficially Owned

Shares
CIASA(2)	220,000
Executive officers and directors as a group (22 persons)	111,106
Others	29,869,322
Total	30,200,428
(1)Based on a total of 30,200,428 Class A shares outstanding.
(2)CIASA owns 100% of the Class B shares of Copa Holdings representing 26.6% of our total capital stock.
CIASA currently owns 100% of the Class B shares of Copa Holdings, representing 100% of the voting power of our capital stock. CIASA is controlled by a group of Panamanian investors representing several families in Panama. This group of investors has historically acted together in a variety of business activities both in Panama and elsewhere in Latin America, including banking, insurance, real estate, telecommunications, international trade and commerce and wholesale. Members of the Motta, Heilbron and Arias families, and their affiliated companies, including our Chief Executive Officer, Pedro Heilbron, and several of our directors beneficially own approximately 84.1% of CIASA’s shares, as of December 31, 2025. Such individual shareholders of CIASA have entered into a shareholders’ agreement that restricts transfers of CIASA shares to non-Panamanian nationals. Mr. Stanley Motta exercises effective control of CIASA.
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
It is not practicable for us to determine the number of Class A shares beneficially owned in the United States. As of January 31, 2026, we had 162 registered record holders of our Class A shares.
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

Banco General, S.A.
We have a strong commercial banking relationship with Banco General, S.A., a Panamanian bank partially owned by our controlling shareholders. We maintain general lines of credit and time deposit accounts with Banco General. Interest received from Banco General amounted to $5.6 million, $3.7 million and $2.4 million in 2025, 2024, and 2023, respectively. There have not been any material interest payments for the last three years. There was no outstanding debt balance at December 31, 2025, 2024, or 2023.
Some members of the Company’s Board of Directors are also board members of BG Financial Group, which is the controlling company of Banco General. Likewise, Banco General, S.A. owns ProFuturo Administradora de Fondos de Pensión y Cesantía S.A., which manages the Company’s reserves for pension purposes.
ASSA Compañía de Seguros, S.A.
Panamanian law requires us to maintain our insurance policies through a local insurance company. We have contracted with ASSA, an insurance company that provide substantially all of the Company’s insurance policies. While the Company’s controlling shareholders do not hold a controlling equity interest in ASSA Compañía de Seguros, S.A., various members of the Company’s Board of Directors are also board members of ASSA Compañía de Seguros, S.A. ASSA has, in turn, reinsured almost all of the risks under those policies with insurance companies around the world. The payments to ASSA totaled $12.9 million in 2025, $13.2 million in 2024 and $12.1 million in 2023.
Desarollo Inmobiliario del Este, S.A.
During January 2006, we moved into headquarters located six miles away from Tocumen International Airport. We lease five floors consisting of approximately 105,981 square feet of the building from Desarollo Inmobiliario Del Este, S.A., an entity controlled by the same group of investors that controls CIASA. Payments to Desarrollo Inmobiliario Del Este, S.A. totaled $3.3 million, $3.4 million and $3.6 million in 2025, 2024 and 2023, respectively. During 2024, the lease agreement was extended and will expire in 2035.
Galindo, Arias & Lopez
Most of our legal work is carried out by the law firm Galindo, Arias & Lopez. Certain partners of Galindo, Arias & Lopez, are indirect shareholders of CIASA. Payments to Galindo, Arias & Lopez totaled $— million, $0.4 million and $0.4 million in 2025, 2024 and 2023, respectively.
Panama Air Cargo Terminal
Provides cargo and courier services in Panama, an entity controlled by the same group of investors that controls CIASA. Payments to Panama Air Cargo Terminal totaled $4.3 million in 2025, $3.5 million in 2024 and $3.9 million in 2023.
GBM International, Inc.
Provides systems integration and computer services, as well as technical services and enterprise management. A member of the Company’s Board of Directors is shareholder of GBM International, Inc. Payments to GBM International, Inc. totaled $0.1 million, $0.1 million and $0.1 million in 2025, 2024, 2023, respectively.
Other Transactions
We also purchase most of the alcohol and some of the other beverages served on our aircraft from Motta Internacional, S.A. and Global Brands, S.A., both of which are controlled by our controlling shareholders. We do not have any formal contracts for these purchases but pay wholesale prices based on price lists periodically submitted by those importers and comparisons to other options in the marketplace. We paid these entities approximately $1.3 million in 2025, $1.2 million in 2024 and $1.1 million in 2023.
We also use broadcasting services provided by Televisora Nacional, S.A., a Panamanian television channel, in which a member of the Company’s Board of Directors is a shareholder. Payments made to Televisora Nacional S.A. amounted to $15 thousand in 2025.

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
In February 2016, the Board of Directors approved a change to the dividend policy to limit aggregate annual dividends to an amount equal to 40% of the prior year’s annual consolidated adjusted net income, to be distributed in equal quarterly installments subject to board ratification each quarter. In recent periods, our Board of Directors has approved the payment of dividends in excess of this 40% policy level. Our Board of Directors may, in its sole discretion and for any reason, amend or discontinue the dividend policy. Our Board of Directors may change the level of dividends provided for in this dividend policy or entirely discontinue the payment of dividends. Future dividends with respect to shares of our common stock, if any, will depend on, among other things, our results of operations, cash requirements, financial condition, contractual restrictions, business opportunities, provisions of applicable law and other factors that our Board of Directors may deem relevant.

On February 11, 2026, the Board of Directors of Copa Holdings approved a 2026 quarterly dividend payment of $1.71 per share. Proposed dividends are subject to board ratification each quarter, and are not recognized as a liability as at December 31, 2025.

Dividend for Fiscal Year:	Payment Date	Total Dividend Payment (U.S. Dollars)		Cash Dividend per Share
2025	December 12, 2025	$66	million	1.61
2025	September 12, 2025	$66	million	1.61
2025	June 12, 2025	$66	million	1.61
2025	March 13, 2025	$66	million	1.61
2024	December 12, 2024	$67	million	1.61
2024	September 12, 2024	$67	million	1.61
2024	June 13, 2024	$67	million	1.61
2024	March 14, 2024	$68	million	1.61
2023	December 14, 2023	$35	million	0.82
2023	October 13, 2023	$35	million	0.82
2023	June 15, 2023	$32	million	0.82
2023	April 20, 2023	$32	million	0.82
2020	March 13, 2020	$34	million	0.80
2019	December 13, 2019	$28	million	0.65
2019	September 13, 2019	$28	million	0.65
2019	June 14, 2019	$28	million	0.65
2019	March 15, 2019	$28	million	0.65
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
Common Stock
Our authorized capital stock consists of 80 million shares of common stock without par value, divided into Class A shares, Class B shares and Class C shares. As of December 31, 2025, we had 34,229,801 Class A shares issued and 30,200,428 Class A shares outstanding; 10,938,125 Class B shares issued and outstanding, and no Class C shares outstanding. Class A and Class B shares have the same economic rights and privileges, including the right to receive dividends, except as described in this section.
For a description of our common stock, see Exhibit 2.1 to this annual report.
C.Material Contracts
Engine Services Agreements between GE Engine Services, LLC and Copa Holdings, S.A.
Regarding engine maintenance, Copa currently has two Rate per Engine Flight Hour Services Agreements and one “Time and Material” Service Agreement with GE Engine Services, LLC, (“GE”) pursuant to which GE shall be the exclusive provider of maintenance, repair and overhaul services to our CFM-56 and CFM LEAP 1-B aircraft engines. Under the Rate per Engine Flight Hour Service Agreements, the maintenance services are performed at a certain rate per engine flight hour incurred by our engines. These rates were set based on our predicted operating parameters and will be adjusted in case of variation of those parameters. Unless terminated, the agreement with respect to the CFM-56 engines will continue through September 30, 2028, while the agreement with respect to the LEAP-1B engines will be valid for at least 12 years for each individual engine since it begins operation and terminates once each engine has gone through two performance restoration shop visits. Under the aforementioned “Time and Material” Service Agreement, GE will perform maintenance services on CFM56 engines of our fleet until the agreement expires on October 15, 2027. The services consist of defined scopes of work, each with a set maximum cost and specific repair services included. Pursuant to all of these agreements, either party may terminate the agreement in the event of insolvency of the other party or upon a material breach by the other party which remains uncured. Any material breach of this agreement by us could, at the option of GE, trigger a cross-default of all our other contracts. GE may also terminate this agreement if the number of engines covered decreases below the prescribed minimum. Upon early termination of the agreement for any reason, we shall pay GE for all services or work performed up to the time of such termination by means of reconciliation.

MAX Aircraft purchase Agreement between the Boeing Company and Copa Airlines.
In April 2015, Copa Airlines entered into purchase agreements with The Boeing Company for Boeing 737 MAX aircraft. These agreements have been amended from time to time, most recently in 2025.
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
The Class A shares are listed on the NYSE and should qualify as readily tradable as long as they are so listed. As discussed in more detail below under “ – Passive Foreign Investment Company,” we do not believe that we were a PFIC for United States federal income tax purposes for 2024 and 2025, and we expect to operate in such a manner so as not to become a PFIC in 2026 or the foreseeable future. You should consult your own tax advisors regarding the application of these rules to your particular circumstances.
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
Passive Foreign Investment Company
Special U.S. tax rules apply to investors in companies that are considered to be PFICs. We will be classified as a PFIC in a particular taxable year if, after applying certain look-through rules, either (i) 75 percent or more of our gross income for the taxable year is passive income or (ii) the average percent of the value of our assets that produce or are held for the production of passive income is at least 50 percent. We do not believe that we were a PFIC for United States federal income tax purposes for 2024 and 2025, and we expect to operate in such a manner so as not to become a PFIC in 2026 or the foreseeable future. However, the determination whether we are a PFIC must be made annually based on the facts and circumstances at that time, some of which may be beyond our control, such as our market capitalization and the valuation of our assets, including goodwill and other intangible assets, and the nature and sources of our income. If, contrary to our expectations, we are or become a PFIC, you could be subject to additional United States federal income taxes on gain recognized with respect to the Class A shares and on certain distributions, plus an interest charge on certain taxes treated as having been deferred under the PFIC rules. Further, non-corporate United States Holders will not be eligible for reduced rates of taxation on any dividends received from us if we are a PFIC in the taxable year in which such dividends are paid or the preceding taxable year. Additionally, you would be subject to additional reporting requirements with respect to your Class A shares. You should consult your own tax advisor regarding the potential application of the PFIC rules to an investment in the Class A shares.
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
Aircraft Fuel. Our results of operations are affected by changes in the price and availability of aircraft fuel. The Company has not entered into new fuel hedge contracts and has adopted a strategy of remaining unhedged, while regularly reviewing its policies based on market conditions and other factors. As of December 31, 2025, the Company did not have any outstanding fuel hedge contracts. Fuel price risk is estimated as a hypothetical 10% increase in the December 31, 2025, cost per gallon of fuel. Based on projected 2026 fuel consumption, such an increase would result in an increase to aircraft fuel expense of approximately $88.9 million in 2026. There are no hedged contracts for 2026. Additionally, global geopolitical events, such as the conflict between Russia and Ukraine beginning in February 2022, the ongoing political instability in Venezuela, or the conflict in the Middle-East, have contributed to fluctuations in fuel costs, which may negatively impact our business operations. Due to the evolving nature of such events, we are unable to predict the extent of the impact on our business.
Interest. Our earnings are affected by changes in interest rates due to the impact those changes have on interest expense from variable-rate debt instruments and operating leases and on interest income generated from our cash and investment balances. If the interest rate average is 100 basis points more in 2026 than in 2025, the variable-rate debt interest expense would increase by approximately $9.1 million, and the estimated fair value of the fixed-rate debt would increase by approximately $36.1 million. These amounts are determined by considering the impact of the hypothetical interest rates on the variable-rate debt and marketable securities equivalent balances at December 31, 2025.
Foreign Currencies. The majority of our obligations are denominated in U.S. dollars. Since Panama uses the U.S. dollar as legal tender, the majority of our operating expenses are also denominated in U.S. dollars, approximately 67.5% of revenues and 84.2% of expenses are in U.S. dollars. A significant part of our revenue is denominated in foreign currencies, including the Brazilian real, Colombian peso, Mexican peso and Chilean peso, which represented 8.6%, 8.8%, 3.5% and 3.0% of our revenue in 2025, respectively.
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

The following chart summarizes the Company’s exchange risk exposure (assets and liabilities denominated in foreign currency) at December 31, 2025, and 2024:

	2025	2024
Assets
Cash and cash equivalents	$46,423	$12,213
Accounts receivable, net	101,623	72,842
Other assets	4,615	17,035
Total assets	$152,661	$102,090
Liabilities
Accounts payable	55,295	23,234
Taxes payable	71,855	60,285
Other liabilities	7,474	12,375
Total liabilities	$134,624	$95,894
Net position	$18,037	$6,196

Item 12. Description of Securities Other than Equity Securities
Not applicable.
A.Debt securities
Not applicable.
B.Warrants and rights
Not applicable.
C.Other securities
Not applicable.
D.American depositary shares
Not applicable.

PART II
Item 13. Defaults, Dividend Arrearages and Delinquencies
None.
Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds
None.
Item 15. Controls and Procedures
A.Disclosure Controls and Procedures
Disclosure controls and procedures are designed to ensure that information required to be disclosed by the Company in reports filed or submitted under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms. We carried out an evaluation under the supervision of our Management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2025. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.
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
Management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2025. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control – Integrated Framework (2013).
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
Based on this assessment, Management believes that, as of December 31, 2025, the Company’s internal control over financial reporting is effective on those criteria.

C.     Attestation Report of the Registered Public Accounting Firm
The effectiveness of our internal controls over financial reporting as of December 31, 2025, has been audited by Ernst & Young, the independent registered public accounting firm who also audited the Company’s consolidated financial statements. Ernst & Young’s attestation report of the effectiveness of the Company’s internal control over financial reporting is included herein.
D.     Changes in Internal Control over Financial Reporting
During the year 2025, the Company implemented additional controls related to our Frequent Flyer Program (FFP) in order to address a material weakness in internal control over financial reporting from prior year, that extended to both information technology general controls and transactional activity-level controls. These controls were evaluated over sufficient period of time by means of operational effectiveness testing, allowing management to conclude that they operated effectively as of December 31, 2025.
There has been no other change in our internal control over financial reporting during 2025 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Copa Holdings, S.A. and subsidiaries
Opinion on Internal Control Over Financial Reporting
We have audited Copa Holdings, S.A. and subsidiaries’ internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), (the COSO criteria). In our opinion, Copa Holdings, S.A. and subsidiaries (the Company) maintained, in all material respect, effective internal control over financial reporting as of December 31, 2025, based on the COSO criteria.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the 2025 consolidated financial statements of the Company and our report dated February 26, 2026, expressed an unqualified opinion thereon.
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
Definition and Limitations of Internal Control Over Financial Reporting
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS Accounting Standards, as issued by the International Accounting Standards Board. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Ernst & Young Limited Corp.

Panama City, Republic of Panama
February 26, 2026

Item 16. Reserved
Item 16A. Audit Committee Financial Expert
Our Board of Directors has determined that Messrs. Jose Castañeda, John Connor (also known as Josh Connor), Carlos Mario Giraldo and Mrs. Julianne Canavaggio qualify as an “audit committee financial experts” as defined by current SEC rules and meet the independence requirements of the SEC and the NYSE listing standards. For a discussion of the role of our audit committee, see “Item 6C. Board Practices—Audit Committee”.
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
Item 16C. Principal Accountant Fees and Services
The following table sets forth by category of service the total fees for services performed by our independent registered public accounting firm Ernst & Young Limited Corp (PCAOB ID No. 1415) and its affiliates during the fiscal years ended December 31, 2025, 2024 and 2023:

	2025	2024	2023
Audit Fees	$1,300,000	$1,008,703	$913,853
Audit-Related Fees	—	—	—
Tax Fees	—	—	—
All Other Fees	$—	$—	$—
Total	$1,300,000	$1,008,703	$913,853
Audit Fees
Audit fees for 2025, 2024 and 2023 included the audit of our annual financial statements and internal controls.
Audit-Related Fees
There were no audit-related fees for 2025, 2024 or 2023.
Tax Fees
There were no tax fees for 2025, 2024 or 2023.
All Other Fees
Other fees for 2025 and 2024 include amounts paid for permitted consulting services performed by Ernst & Young and pre-approved by our audit committee.
Pre-Approval Policies and Procedures
Our audit committee approves all audit, audit-related, tax and other services provided by Ernst & Young. Any services provided by Ernst & Young that are not specifically included within the scope of the audit must be pre-approved by the audit committee in advance of any engagement. Pursuant to Rule 201 of Regulation S-X, audit committees are permitted to approve certain fees for audit-related services, tax services and other services pursuant to a de minimis exception prior to the completion of an audit engagement. In 2025, none of the fees paid to Ernst & Young were approved pursuant to the de minimis exception.
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
Purchases can be made from time to time, subject to market and economic conditions, applicable legal requirements, and other relevant factors.
The following table provides a summary for the Company’s share repurchase program as of December 31, 2025:

Period	Total number of shares purchased	Average price paid per share	Total number of shares purchased as part of publicly announced program	Maximum number of shares that may be yet be purchased under the program(1)
Program 2014
December 2014	182,592	$101.84	182,592	2,274,440
January 2015	139,196	$104.13	321,788	2,084,941
February 2015	28,454	$109.65	350,242	1,951,529
ASR 2015
September 2015	500,000		850,242
December 2015	1,460,250		2,310,492
Program 2021
July 2021	1,474	$64.88	2,311,966	1,373,184
November 2021	54,998	$70.68	2,366,964	1,326,157
December 2021	502,553	$72.67	2,869,517	884,346
Program 2022
March 2022	401,950	$70.09	3,271,467	2,944,906
May 2022	651,992	$69.87	3,923,459	2,397,187
June 2022	1,224,868	$61.73	5,148,327	1,488,064
July 2022	279,007	$62.26	5,427,334	1,279,206
September 2022	14,100	$65.99	5,441,434	1,268,018
Program 2023
March 2023	141,714	$88.53	5,583,148	2,755,287
June 2023	26,800	$108.72	5,609,948	2,727,879
August 2023	422,062	$97.60	6,032,010	2,340,381
September 2023	495,027	$89.95	6,527,037	1,921,549
October 2023	55,713	$85.28	6,582,750	1,876,857
Program 2024
February 2024	180,000	$99.34	6,762,750	2,066,993
March 2024	225,459	$98.91	6,988,209	1,813,238
April 2024	102,294	$97.78	7,090,503	1,699,424
May 2024	2,188	$99.91	7,092,691	1,696,937
December 2024	420,000	$87.87	7,512,691	1,276,978
Program 2025
January 2025	40,466	$87.86	7,553,157	900,967
April 2025	61,247	$84.09	7,614,404	858,264
Total	7,614,404
(1)Calculated based on the last share price for the end of the year
As of December 31, 2025, the Company had $103.5 million remaining to purchase shares under its share repurchase program.
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

PART III
Item 17. Financial Statements
See “Item 18. Financial Statements”
Item 18. Financial Statements
See our consolidated financial statements beginning on page F-1.
Item 19. Exhibits

2.1 (2019)	Description of the registrant’s securities registered pursuant to Section 12 of the Securities Exchange Act of 1934.

3.1**	English translation of the Amended Articles of Incorporation (Pacto Social) of the Registrant

4.1 (2008)	Supplemental Agreement dated as of May 13, 2008 by and among Copa Holdings, S.A. Corporation de Inversiones Aereas, S.A. and Continental Airlines, Inc.

4.2†	Aircraft Lease Agreement, dated as of March 4, 2004, between International Lease Finance corporation and Compañía Panameña de Aviación, S.A., Boeing Model 737-700 or 800 Aircraft, Serial No. 32800

4.3**	Aircraft General Terms Agreement, dated November 25, 1998, between The Boeing Company and Copa Holdings, S.A.

4.4†	Maintenance Cost per Hour Engine Service Agreement, dated March 5, 2003, between G.E. Engine Services, Inc. and Copa Holdings, S.A.

4.5†	Form of Amended and Restated Alliance Agreement between Continental Airlines, Inc. and Compañía Panameña de Aviación, S.A.

4.6**	Form of Amended and Restated Services Agreement between Continental Airlines, Inc. and Compañía Panameña de Aviación, S.A.

4.7**	Form of Second Amended and Restated Shareholders’ Agreement among Copa Holdings, S.A., Corporación de Inversiones Aéreas, S.A. and Continental Airlines, Inc.

4.8**	Form of Guaranteed Loan Agreement

4.9**	Form of Amended and Restated Registration Rights Agreement among Copa Holdings, S.A., Corporación de Inversiones Aéreas, S.A. and Continental Airlines, Inc.

4.10**	Form of Copa Holdings, S.A. 2005 Stock Incentive Plan

4.11**	Form of Copa Holdings, S.A. Restricted Stock Award Agreement

4.12*	Form of Indemnification Agreement with the Registrant’s directors

4.13**	Form of Amended and Restated Trademark License Agreement between Continental Airlines, Inc. and Compañía Panameña de Aviación, S.A.

4.14†	Supplemental Agreement No. 11 dated as of August 30, 2006 to the Boeing Purchase Agreement Number 2191 dated November 25, 1998 between the Boeing Company and Copa Holdings, S.A.

4.15†	Supplemental Agreement No. 12 dated as of February 26, 2007 to the Boeing Purchase Agreement Number 2191 dated November 25, 1998 between the Boeing Company and Copa Holdings, S.A.

4.16†	Supplemental Agreement No. 13 dated as of April 23, 2007 to the Boeing Purchase Agreement Number 2191 dated November 25, 1998 between the Boeing Company and Copa Holdings, S.A.

4.17†	Supplemental Agreement No. 14 dated as of August 31, 2007 to the Boeing Purchase Agreement Number 2191 dated November 25, 1998 between the Boeing Company and Copa Holdings, S.A.

4.18†	Supplemental Agreement No. 15 dated as of February 21, 2008 to the Boeing Purchase Agreement Number 2191 dated November 25, 1998 between the Boeing Company and Copa Holdings, S.A.

4.19†	Supplemental Agreement No. 16 dated as of June 30, 2008 to the Boeing Purchase Agreement Number 2191 dated November 25, 1998 between the Boeing Company and Copa Holdings, S.A.

4.20†	Supplemental Agreement No. 17 dated as of December 15, 2008 to the Boeing Purchase Agreement Number 2191 dated November 25, 1998 between the Boeing Company and Copa Holdings, S.A.

4.21†	Supplemental Agreement No. 18 dated as of July 15, 2009 to the Boeing Purchase Agreement Number 2191 dated November 25, 1998 between the Boeing Company and Copa Holdings, S.A

4.22†	Supplemental Agreement No. 19 dated as of August 31, 2009 to the Boeing Purchase Agreement Number 2191 dated November 25, 1998 between the Boeing Company and Copa Holdings, S.A

4.23†	Supplemental Agreement No. 20 dated as of November 19, 2009 to the Boeing Purchase Agreement Number 2191 dated November 25, 1998 between the Boeing Company and Copa Holdings, S.A

4.24†	Supplemental Agreement No. 21 dated as of May 28, 2010 to the Boeing Purchase Agreement Number 2191 dated November 25, 1998 between the Boeing Company and Copa Holdings, S.A

4.25†	Supplemental Agreement No. 22 dated as of September 24, 2010 to the Boeing Purchase Agreement Number 2191 dated November 25, 1998 between the Boeing Company and Copa Holdings, S.A

4.26†	Supplemental Agreement No. 23 dated as of October, 2010 to the Boeing Purchase Agreement Number 2191 dated November 25, 1998 between the Boeing Company and Copa Holdings, S.A

4.27†	On Pointsm Solutions Rate per Engine Flight Hour Service Agreement dated as of April 15, 2012 between GE Engine Services, LLC., Compañía Panameña de Aviación, S.A., and Lease Management Services, LLC.

4.28†	Purchase Agreement No. PA-03774 dated June 27, 2012 between The Boeing Company and Copa Holdings S.A. relating to Boeing Model 737 MAX Aircraft.

4.29†	Purchase Agreement No. COP-PA-05596 between The Boeing Company and Copa Holdings S.A. relating to Boeing Model 737 MAX Aircraft.

8.1	Subsidiaries of the Registrant

11.1	Insider Trading Policy

12.1	Certification of the Chief Executive Officer, pursuant to Rules 13a-14 and 15d-14 under the Securities Exchange Act of 1934.

12.2	Certification of the Chief Financial Officer, pursuant to Rules 13a-14 and 15d-14 under the Securities Exchange Act of 1934.

13.1	Certification of Chief Executive Officer, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2	Certification of the Chief Financial Officer, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
97.1	Policy for Recovery of Erroneously Awarded Compensation
101. INS	XBRL Instance Document.

101. SCH	XBRL Taxonomy Extension Schema Document.

101. CAL	XBRL Taxonomy Extension Calculation Linkbase Document.

101. LAB	XBRL Taxonomy Extension Label Linkbase Document.

101. PRE	XBRL Taxonomy Extension Presentation Linkbase Document.

101. DEF	XBRL Taxonomy Extension Definition Document.
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
Name: Peter Donkersloot
Title: Chief Financial Officer
Dated: February 26, 2026

Consolidated Financial Statements
Copa Holdings, S.A. and Subsidiaries
Year ended December 31, 2025
with Report of the Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm
To the Shareholders and the Board of Directors of
Copa Holdings, S.A., and subsidiaries
Opinion on the Financial Statements
We have audited the accompanying consolidated statements of financial position of Copa Holdings, S.A. and subsidiaries (the Company) as of December 31, 2025, and 2024, the related consolidated statements of profit or loss, comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2025, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025, in conformity with IFRS Accounting Standards, as issued by the International Accounting Standards Board.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated February 26, 2026 expressed an unqualified opinion thereon.
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

Provision for Return Conditions

Description of the Matter
As described in Notes 3, 4 and 21 to the consolidated financial statements, the Company records a provision in accordance with IAS 37 Provisions, Contingent Liabilities and Contingent Assets to accrue for the expected cost that will be incurred to return leased aircraft as per conditions set forth in the respective lease agreements. Payments of these costs are generally owed at the end of the lease term and represent a restoration obligation incurred over the lease term as the aircraft and engines are utilized. The provision is based on the net present value of the estimated costs of returning the aircraft and is accrued during the term of the lease. These costs are reviewed annually and adjusted as appropriate. Changes in estimates between the provision balance and the expected costs are adjusted prospectively with any final difference recorded in the period when the aircraft is returned. As of December 31, 2025, the Company’s provision for return conditions totaled $215.9 million.
Auditing this provision was complex due to complexity of the models used by the Company, including estimates of future maintenance costs, lease extensions, and aircraft utilization and the determination of an appropriate discount rate.

How We Addressed the Matter in Our Audit
We obtained an understanding, evaluated the design, and tested the operating effectiveness of controls over the Company’s return conditions estimation process. We tested controls over management’s review of the expected return costs, lease extensions, aircraft utilization and the determination of the discount rate.
Our audit procedures included, among others, evaluating the methodology and the significant assumptions used and the review of the accuracy and completeness of the lease contract population and underlying data used by the Company to calculate the return costs. We tested the inputs used in the calculation, discount rate, specified return condition requirements and the actual utilization reports from the Company’s aircraft maintenance records. We also involved a valuation specialist to assist in the review of the discount rate.
We evaluated the change in the provision for return conditions from prior years in relation to changes in return costs and discount rates. In addition, we independently recalculated the discount rate as of December 31, 2025, and we compared our results with the Company’s calculations.

Frequent Flyer Deferred Revenue – Mileage Breakage

Description of the Matter
The Company’s frequent flyer deferred revenue totaled $155.6 million as of December 31, 2025. As described in Notes 3, 4 and 7 to the consolidated financial statements, members of the Company's Connect Miles program earn miles through the Company's flights, Star Alliance partners and by purchasing goods and services of the Company’s network of non-airline partners and co-branded credit cards. The miles or points earned can be exchanged for flights on Copa or any of the other Star Alliance partner airlines. In determining the value of mileage credits earned, the Company applies an estimate of mileage credits earned that are not expected to be redeemed (“breakage”) prior to their expiration.
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
Auditing the breakage in the frequent flyer program was complex due to the complexity of the models used related to the determination of future behavior of redemptions.

How We Addressed the Matter in Our Audit
We obtained an understanding, evaluated the design, and tested the operating effectiveness of controls over the Company’s frequent flyer program. We tested controls over management’s review of the breakage calculations including a statistical behavior method of redemptions and the data inputs used for the calculation.

To test the estimated miles that will expire without use, our procedures included evaluating the redemption statistical behavior used and the assumptions applied, including whether the historical redemption data used in the model is representative of future redemption behavior. We also tested the completeness and accuracy of the underlying data used in the model.

We evaluated the competence of management’s specialist, and we also involved our valuation specialist to assist in our assessment of the Company's model, certain key assumptions related to redemption behavior and the calculation of mileage breakage.

/s/ Ernst & Young Limited Corp.

We have served as the Company’s auditor since 1999
Panama City, Republic of Panama
February 26, 2026

Copa Holdings, S.A. and Subsidiaries
Consolidated statement of financial position
As of December 31,
(In US$ thousands)

	Notes	2025	2024
ASSETS
Current assets
Cash and cash equivalents	8	$382,554	$613,313
Investments	9	955,604	585,919
Accounts receivable	10	197,642	168,990
Expendable parts and supplies	11	148,127	132,341
Prepaid expenses	12	55,209	42,926
Prepaid income tax		6,172	11,678
Other currents assets	17	32,769	21,710
		1,778,077	1,576,877
Non-current assets
Investments	9	248,579	248,936
Prepaid expenses	12	5,434	8,237
Property and equipment	13	4,120,055	3,458,260
Right of use assets	14	296,761	309,303
Intangible assets	16	104,071	96,753
Net defined benefit assets	15	3,221	1,058
Deferred tax assets	22	19,873	20,749
Other non-current assets	17	6,953	22,113
		4,804,947	4,165,409
Total assets		$6,583,024	$5,742,286
LIABILITIES AND EQUITY
Current liabilities
Loans and borrowings	18	$172,885	$254,854
Current portion of lease liabilities	14	66,132	59,103
Trade, other payables and financial liabilities	19	167,014	231,998
Air traffic liability	7.2	737,616	621,895
Frequent flyer deferred revenue	7.2	74,216	59,449
Taxes payable		62,931	55,505
Accrued expenses payable	20	66,016	62,673
Income tax payable		11,929	9,801
		1,358,739	1,355,278
Non-current liabilities
Loans and borrowings long-term	18	1,807,556	1,415,953
Lease liabilities	14	258,383	270,594
Frequent flyer deferred revenue	7.2	81,369	72,616
Deferred tax liabilities	22	59,217	37,476
Other long-term liabilities	21	242,337	217,626
		2,448,862	2,014,265
Total liabilities		3,807,601	3,369,543
Equity	24
Issued capital
Class A common stock - 34,229,801 (2024 - 34,195,704) shares issued 30,200,428 (2024 - 30,234,831) outstanding		23,290	23,244
Class B common stock - 10,938,125 (2024 - 10,938,125) shares issued and outstanding, no par value		7,466	7,466
Additional paid in capital		220,190	214,542
Treasury stock		(300,143)	(291,438)
Retained earnings		2,840,559	2,434,677
Accumulated other comprehensive loss		(15,939)	(15,748)
Total equity		2,775,423	2,372,743
Commitments and contingencies	27	—	—
Total liabilities and equity		$6,583,024	$5,742,286

The accompanying notes are an integral part of these consolidated financial statements.

Copa Holdings, S.A. and Subsidiaries
Consolidated statement of profit or loss
For the year ended December 31,
(In US$ thousands)

	Notes	2025	2024	2023
Operating revenue
Passenger revenue		$3,431,253	$3,293,361	$3,316,361
Cargo and mail revenue		115,718	100,507	97,105
Other operating revenues		70,851	52,330	43,538
	7	3,617,822	3,446,198	3,457,004
Operating expenses
Fuel		932,251	949,309	995,862
Wages, salaries, benefits and other employees’ expenses		501,979	470,644	436,526
Passenger servicing		105,233	109,243	89,146
Airport facilities and handling charges		270,041	252,798	221,878
Sales and distribution		208,289	207,968	227,171
Maintenance, materials and repairs		156,741	105,936	132,531
Depreciation and amortization	13,14,16	365,136	330,710	306,114
Flight operations		141,276	129,520	109,892
Other operating and administrative expenses, net		117,916	137,119	130,656
		2,798,862	2,693,247	2,649,776
Operating profit		818,960	752,951	807,228
Non-operating income (expense)
Finance cost	18	(98,393)	(84,493)	(158,216)
Finance income	18	62,592	58,912	50,208
(Loss) gain on foreign currency fluctuations		(4,633)	(33,991)	3,076
Net change in fair value of derivatives		(4,325)	4,469	(98,347)
Other net non-operating income (expense)		1,409	7,940	7,153
		(43,350)	(47,163)	(196,126)
Profit before taxes		775,610	705,788	611,102
Income tax expense	22	(103,962)	(97,674)	(97,005)
Net profit		$671,648	$608,114	$514,097
Earnings per share	26
Basic		$16.28	$14.55	$12.78
Diluted		$16.28	$14.55	$12.78
The accompanying notes are an integral part of these consolidated financial statements.

Copa Holdings, S.A. and Subsidiaries
Consolidated statement of comprehensive income
For the year ended December 31,
(In US$ thousands)

	2025	2024	2023
Net profit	$671,648	$608,114	$514,097
Other comprehensive income
Other comprehensive (loss) income not to be reclassified to profit or loss in subsequent periods - Remeasurement on defined benefit plans	(191)	(6,422)	2,119
Total comprehensive income for the year	$671,457	$601,692	$516,216
The accompanying notes are an integral part of these consolidated financial statements.

Copa Holdings, S.A. and Subsidiaries
Consolidated statement of changes in equity
For the year ended December 31,
(In US$ thousands)

		Common stock (Shares)		Issued capital		Additional paid in capital	Treasury stock	Retained earnings	Accumulated other comprehensive loss	Total equity
	Notes	Class A	Class B	Class A	Class B
At January 1, 2023		28,477,704	10,938,125	$21,327	$7,466	$103,465	$(344,541)	$1,715,838	$(11,445)	$1,492,110
Net profit		—	—	—	—	—	—	514,097	—	514,097
Other comprehensive income	15	—	—	—	—	—	—	—	2,119	2,119
Issuance of stock for employee awards		59,066	—	40	—	(40)	—	—	—	—
Share-based compensation expense	25	—	—	—	—	4,359	—	—	—	4,359
Acquisition of treasury shares	24	(1,141,316)	—	—	—	—	(105,932)	—	—	(105,932)
Dividends		—	—	—	—	—	—	(134,085)	—	(134,085)
Share settlement convertible notes	18	3,694,845	—	—	—	103,152	246,343	—	—	349,495
Other		11,390	—	1,834	—	(1,834)	—	(15)	—	(15)
At December 31, 2023		31,101,689	10,938,125	$23,201	$7,466	$209,102	$(204,130)	$2,095,835	$(9,326)	$2,122,148
Net profit		—	—	—	—	—	—	608,114	—	608,114
Other comprehensive loss	15	—	—	—	—	—	—	—	(6,422)	(6,422)
Issuance of stock for employee awards		63,083	—	43	—	(43)	—	—	—	—
Share-based compensation expense	25	—	—	—	—	5,483	—	—	—	5,483
Acquisition of treasury shares	24	(929,941)	—	—	—	—	(87,308)	—	—	(87,308)
Dividends		—	—	—	—	—	—	(269,272)	—	(269,272)
At December 31, 2024		30,234,831	10,938,125	$23,244	$7,466	$214,542	$(291,438)	$2,434,677	$(15,748)	$2,372,743
Net profit		—	—	—	—	—	—	671,648	—	671,648
Other comprehensive loss	15	—	—	—	—	—	—	—	(191)	(191)
Issuance of stock for employee awards		66,843	—	46	—	(46)	—	—	—	—
Share-based compensation expense	25	—	—	—	—	5,694	—	—	—	5,694
Acquisition of treasury shares	24	(101,713)	—	—	—	—	(8,705)	—	—	(8,705)
Dividends		—	—	—	—	—	—	(265,766)	—	(265,766)
Other		467	—	—	—	—	—	—	—	—
At December 31, 2025		30,200,428	10,938,125	$23,290	$7,466	$220,190	$(300,143)	$2,840,559	$(15,939)	$2,775,423

The accompanying notes are an integral part of these consolidated financial statements.

Copa Holdings, S.A. and Subsidiaries
Consolidated statement of cash flows
For the year ended December 31,
(In US$ thousands)

	Notes	2025	2024	2023
Operating activities
Net profit		$671,648	$608,114	$514,097
Adjustments for:
Income tax expense	22	103,962	97,674	97,005
Finance cost	18	98,393	84,493	158,216
Finance income	18	(62,592)	(58,912)	(50,208)
Depreciation and amortization	13,14,16	365,136	330,710	306,114
Disposal of non- financial assets (gains) losses, net		(14,090)	2,907	847
Impairment of financial assets		(455)	(1,313)	(201)
Share-based compensation expense	25	5,694	5,483	4,359
Unrealized (gains) losses in fair value of derivatives		(1,252)	(1,410)	98,347
Unrealized gain on investments		(3,487)	(5,894)	(6,338)
Net foreign exchange differences		27,159	29,038	11,117
Provisions		22,151	(17,060)	—
Change in:
Accounts receivable		(30,424)	(15,458)	(27,558)
Other current assets		(30,731)	(1,720)	(23,145)
Other assets		9,510	(11,167)	(7,219)
Accounts payable		(65,098)	46,783	19,367
Air traffic liability		115,721	10,039	(39,950)
Frequent flyer deferred revenue		23,520	7,249	13,289
Other liabilities		3,786	5,790	40,266
Cash from operating activities		1,238,551	1,115,346	1,108,405
Income tax paid		(73,711)	(115,721)	(55,414)
Interest paid		(68,167)	(61,038)	(50,931)
Interest received		53,763	58,262	42,726
Net cash from operating activities		1,150,436	996,849	1,044,786
Investing activities
Acquisition of investments		(1,060,647)	(569,787)	(644,909)
Proceeds from redemption and sale of investments		695,161	709,725	698,580
Advance payments on aircraft purchase contracts		(251,430)	—	(200,000)
Reimbursement of advance payments on aircraft purchase contracts		144,924	160,302	228,111
Acquisition of property and equipment		(815,726)	(626,161)	(600,175)
Proceeds from sale of property and equipment		163	12,958	5,095
Acquisition of intangible assets	16	(30,921)	(30,179)	(29,697)
Net cash used in investing activities		(1,318,476)	(343,142)	(542,995)
Financing activities
Payment of convertible notes	18	—	—	(350,001)
Proceeds from new borrowings		552,200	414,587	428,310
Payments on loans and borrowings		(254,616)	(216,649)	(152,254)
Payment of lease liability	18	(59,089)	(61,140)	(79,999)
Repurchase of treasury shares	24	(8,705)	(87,308)	(105,932)
Dividends paid		(265,852)	(269,139)	(134,152)
Net cash used in financing activities		(36,062)	(219,649)	(394,028)
Net (decrease) increase in cash and cash equivalents		(204,102)	434,058	107,763
Cash and cash equivalents at January 1		613,313	206,375	122,424
Effect of exchange rate change on cash		(26,657)	(27,120)	(23,812)
Cash and cash equivalents at December 31		$382,554	$613,313	$206,375

The accompanying notes are an integral part of these consolidated financial statements.

COPA HOLDINGS, S.A. AND SUBSIDIARIES
Notes to the consolidated financial statements

1. Corporate information
Copa Holdings, S.A. (“the Company”) was incorporated according to the laws of the Republic of Panama on May 6, 1988 with an indefinite duration. The Company is a public company listed in the New York Stock Exchange (NYSE) under the symbol CPA since December 14, 2005. The address of its registered office is Boulevard Costa del Este, Avenida Principal y Avenida de la Rotonda, Urbanización Costa del Este, Complejo Business Park, Torre Norte, Parque Lefevre, Panama City, Republic of Panama.
The main subsidiaries included in these consolidated financial statements are as follows:
•Compañía Panameña de Aviación, S.A. (“Copa Airlines”): the Company’s core operation is incorporated according to the laws of the Republic of Panama and provides international air transportation for passengers, cargo and mail, operating from its Panama City hub in the Republic of Panama.
•AeroRepública, S.A. (“AeroRepública”): is a Colombian air carrier, incorporated according to the laws of the Republic of Colombia which provides domestic and international air transportation for passengers, cargo, and mail.
AeroRepública operates “Wingo”, a brand under a low-cost business model. Wingo operates administratively and functionally under AeroRepública, with an independent structure for its commercialization, distribution systems and customer service.
•Oval Financial Leasing, Ltd. (“OVAL”): incorporated according to the laws of the British Virgin Islands, it controls the special-purpose entities that have a beneficial interest in the majority of the Company’s fleet, which is leased to either Copa Airlines or AeroRepública.
•La Nueva Aerolínea, S.A. (“LNA”): . is an additional operating subsidiary based in Panama, which began operating under the Wingo brand in the third quarter of 2023. Since August 2025, LNA has not conducted any passenger service and has exclusively conducted freight operations, an operating model that will continue indefinitely.
The Company currently offers approximately 436 daily scheduled flights to 84 destinations in 32 countries in North, Central and South America and the Caribbean, mainly from its Panama City Hub. Additionally, the Company provides passengers with access to flights to more than 200 international destinations through codeshare agreements. The Company is part of the Star Alliance, a leading global airline network since June 2012.
The Company has a broad commercial alliance with United Airlines Holdings, Inc. (“United”), which was renewed during May 2021 for another five years. This Alliance includes an extensive and expanding code-sharing and technology cooperation.
Copa Airlines has the loyalty program “ConnectMiles”, designed to strengthen the relationship with its frequent flyers and provide exclusive attention. ConnectMiles members are eligible to earn and redeem miles to any of Star Alliance’s, 1,150 (unaudited) destinations within 25 airlines members (unaudited).
As of December 31, 2025, the Company operates a fleet of 125 aircraft with an average age of 10.2 years, and consists of 32 737-MAX 9 aircraft, 15 737-MAX 8 aircraft, 67 Boeing 737-800 Next Generation aircraft, 9 Boeing 737-700 Next Generation aircraft, and 2 Boeing 737-800 BCF.
The consolidated financial statements for the year ended December 31, 2025 have been authorized for issuance by the Company’s Chief Executive Officer and Chief Financial Officer on February 26, 2026.
2. Basis of preparation
Statement of compliance
The Company’s consolidated financial statements have been prepared in accordance with IFRS Accounting Standards or “IFRS”, as issued by the International Accounting Standards Board (“IASB”).

F-9	(Continued)

COPA HOLDINGS, S.A. AND SUBSIDIARIES
Notes to the consolidated financial statements

As used in these notes to the consolidated financial statements, the terms “the Company”, “we”, “us”, “our”, and similar terms refer to Copa Holdings, S.A. and, unless the context indicates otherwise, its consolidated subsidiaries.
The Company has prepared the consolidated financial statements on the basis that it will continue to operate as a going concern.
Basis of measurement
The consolidated financial statements have been prepared on a historical cost basis, except for the following:
•certain financial assets, and derivative financial instruments – measured at fair value, and
•defined benefit pension plans and related plan assets - measured at fair value.
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
3.       Material accounting policies
(a) Basis of consolidation
These consolidated financial statements comprise the financial statements of the Company and its subsidiaries. Control is achieved when the Company is exposed to, or has right to, variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Specifically, the Company controls the investee when it has:
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
The following are the significant subsidiaries included in these consolidated financial statements:

	Country of Incorporation	Ownership interest
Name		2025	2024
Copa Airlines	Panama	99.9%	99.9%
AeroRepública	Colombia	99.9%	99.9%
Oval	British Virgin Islands	100%	100%
LNA	Panama	100%	100%

F-10	(Continued)

COPA HOLDINGS, S.A. AND SUBSIDIARIES
Notes to the consolidated financial statements

(b) Current versus non-current classification
The Company presents assets and liabilities in the consolidated statement of financial position based on current/non-current classification.
An asset is current when it is:
•expected to be realized or intended to be sold or consumed in the normal operating cycle,
•expected to be realized within twelve months after the reporting period, or
•cash or cash equivalent, unless restricted.
All other assets are classified as non-current.
A liability is current when:
•it is expected to be settled in the normal operating cycle,
•it is due to be settled within twelve months after the reporting period, or
•there is no unconditional right to defer the settlement of the liability for at least twelve months after the reporting period.
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

F-11	(Continued)

COPA HOLDINGS, S.A. AND SUBSIDIARIES
Notes to the consolidated financial statements

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

F-12	(Continued)

COPA HOLDINGS, S.A. AND SUBSIDIARIES
Notes to the consolidated financial statements

Currently, when a member of another carrier frequent flyer program redeems miles on a Copa Airlines flight, those carriers pay to the Company a per mile rate. The rates paid by them depend on the class of service, the flight length, and the availability of the reward and are included in passenger revenues.
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
Other operating revenue
Other operating revenue includes revenue associated with the marketing component of the frequent flyer program. This revenue is comprised of the marketing component of mileage sales to co-branded cards, other partners and other marketing related payments.
The Company sells miles to non-airline businesses with which it has marketing agreements. The main contracts to sell miles are related to co-branded credit card relationships with major banks in the region. The Company determined the selling prices of miles according to a method which allocates consideration based upon the relative selling price of the deliverables. The relative selling price of the deliverables is determined based upon the estimated standalone selling prices of each deliverable in the arrangement and is allocated between the miles sold to the passenger (as described above) and the marketing elements. Revenue allocated to the performance obligations related to marketing components is recorded in other operating revenue when miles are delivered.
The remaining amounts included within other revenue are related to advertising and vacation-related services.
(e) Cash and cash equivalents
Cash and cash equivalents in the consolidated statement of financial position, comprise cash on hand and in banks, money market accounts, and time deposits with original maturities of three months or less from the date of purchase.
The Company evaluates the term and conditions relating to its restricted cash to determine where it should be presented, as current assets in cash and cash equivalents or as non-current assets in long-term investments.
For the purpose of the consolidated statement of cash flows, cash and cash equivalents consist of cash net of outstanding bank overdrafts, if any. The Company has elected to present consolidated the statement of cash flows using the indirect method.
As of December 31, 2025 and 2024, the Company cash position is comprised from cash on hand and in banks.
(f) Financial instruments
A financial instrument is any contract that gives rise to a financial asset of one entity and a financial liability or equity instrument of another entity.
Financial assets
The Company’s financial assets include cash and cash equivalents, short and long-term investments and accounts receivable.

F-13	(Continued)

COPA HOLDINGS, S.A. AND SUBSIDIARIES
Notes to the consolidated financial statements

(i)Initial recognition and measurement
Financial assets are classified, at initial recognition, as subsequently measured at amortized cost, fair value through other comprehensive income ("OCI"), and fair value through profit or loss.
The classification of financial assets at initial recognition depends on the financial assets contractual cash flow characteristics and the Company’s business model for managing them. With the exception of accounts receivable that do not contain a significant financing component or for which the Company has applied the practical expedient, the Company initially measures a financial asset at its fair value plus, in the case of a financial asset not at fair value through profit or loss, transaction costs. Accounts receivable that do not contain a significant financing component or for which the Company has applied the practical expedient are measured at the transaction price.
In order for a financial asset to be classified and measured at amortized cost or fair value through OCI, it needs to give rise to cash flows that are ‘solely payments of principal and interest’ ("SPPI") on the principal amount outstanding. This assessment is referred to as the SPPI test and is performed at an instrument level.
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
Financial assets at amortized cost are subsequently measured using the effective interest rate ("EIR") method and are subject to impairment. Gains and losses are recognized in profit or loss when the asset is derecognized, modified or impaired.
The Company’s financial assets at amortized cost includes the Company’s investments and its receivables.
The Company invests in short-term deposits and bonds with original maturities of more than three months but less than one year, and invests in long-term deposits and bonds with maturities greater than one year. These

F-14	(Continued)

COPA HOLDINGS, S.A. AND SUBSIDIARIES
Notes to the consolidated financial statements

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
•the financial asset is held within a business model with the objective of both holding to collect contractual cash flows and selling; and
•the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding
For debt instruments at fair value through OCI, interest income, foreign exchange revaluation and impairment losses or reversals are recognized in the consolidated statement of profit or loss and computed in the same manner as for financial assets measured at amortized cost. The remaining fair value changes are recognized in OCI. Upon derecognition, the cumulative fair value change recognized in OCI is recycled to profit or loss.
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
Gains and losses on these consolidated financial assets are never recycled to profit or loss. Dividends are recognized as other income in the statement of profit or loss when the right of payment has been established, except when the Company benefits from such proceeds as a recovery of part of the cost of the financial asset, in which case, such gains are recorded in OCI. Equity instruments designated at fair value through OCI are not subject to impairment assessment.
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
Financial assets at fair value through profit or loss are carried in the consolidated statement of financial position at fair value with net changes in fair value recognized in the consolidated statement of profit or loss.

F-15	(Continued)

COPA HOLDINGS, S.A. AND SUBSIDIARIES
Notes to the consolidated financial statements

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
(iv)Impairment of financial assets
The Company recognizes an allowance for expected credit losses ("ECLs") on financial assets measured at amortized cost. Loss allowance for financial assets are deducted from the gross carrying amount on the assets.
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
The Company has established a provision matrix to measure ECLs. Loss rates are calculated using a "roll rate" method based on the probability of a receivable progressing through successive stages of delinquency to write-off. To measure the ECLs, trade receivables have been grouped based on shared credit risk characteristics and the day past due.
Loss rates are based on actual credit loss experience over the last 12 months and adjusted for forward-looking factors specific to the debtors and the economic environment over the expected life of the receivables.

F-16	(Continued)

COPA HOLDINGS, S.A. AND SUBSIDIARIES
Notes to the consolidated financial statements

A financial asset is written off when there is no reasonable expectation of recovering the contractual cash flows. The Company considers that there are no realistic prospects of recovery of the asset if any of the following indicators are present:
•the debtor is in a state of permanent disability
•the Company has exhausted all legal and/or administrative recourse
•where the account exceeds one year without decreases, or
•when there are no documents establishing the debt
Losses arising from impairment are recognized under “Other operating and administrative expenses” in the consolidated statement of profit or loss.
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
Gains or losses on liabilities held for trading are recognized in the consolidated statement of profit or loss.
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

COPA HOLDINGS, S.A. AND SUBSIDIARIES
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
(g) Impairment of non - financial assets
The Company assesses at each reporting date whether there is an indication that an asset or its cash-generating unit ("CGU") may be impaired. If any such indication exists, or when annual impairment testing for an asset is required, the Company estimates the asset’s or CGU’s recoverable amount. The recoverable amount is the higher of an asset’s or its CGU’s fair value less costs to sell and its value in use. The recoverable amount is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or group of assets. When the carrying amount of an asset or CGU exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount.
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
A previously recognized impairment loss is reversed only if there has been a change in the assumptions used to determine the asset’s recoverable amount since the last impairment loss was recognized. The reversal is limited so that the carrying amount of the asset does not exceed its recoverable amount, nor exceed the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognized for the asset in prior years. Such reversal is recognized in the consolidated statement of profit or loss.

F-18	(Continued)

COPA HOLDINGS, S.A. AND SUBSIDIARIES
Notes to the consolidated financial statements

(h) Property and equipment
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
The Company recognizes the depreciation on a straight-line basis which for some aircraft components is akin to depreciation based on use, over the estimated useful life of the assets. Depreciation is recognized in the consolidated statement of profit or loss from the date the property and equipment are installed and ready for use.

Property and equipment	Estimate useful life (years)	Residual value
Flight equipment
Airframe	27	15%
Core engines	15-27	15%
Major maintenance events	3-16	—
Conversion to freighter	Lesser of 10 years and remaining useful life of the aircraft
Cabin refurbishment	Lesser of remaining useful life of the aircraft and estimated useful life of the refurbishment
Ramp and miscellaneous
Ground equipment	10	—
Furniture, fixture, equipment and other	5-10	—
Leasehold improvements	Lesser of remaining lease term and estimated useful life of the leasehold improvement	—
An item of property and equipment and any significant part initially recognized is derecognized upon disposal or when no future economic benefits are expected from its use or disposal. Any gain or loss arising on derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in the consolidated statement of profit or loss when the asset is derecognized.
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

F-19	(Continued)

COPA HOLDINGS, S.A. AND SUBSIDIARIES
Notes to the consolidated financial statements

The Company’s fleet maintenance strategy includes periodic engine exchange transactions carried out with third-party operators. These transactions involve the exchange of engines with similar technical specifications and remaining useful life, with the purpose of maintaining operational efficiency and optimizing aircraft utilization.
Asset exchanges with third-parties are accounted for under IAS 16 Property, Plant and Equipment. When such transactions have commercial substance and the fair values of the exchanged assets can be reliably measured, the asset given up is derecognized and the asset received is recognized at fair value. The difference between the carrying amount of the asset derecognized and the fair value of the asset received is recognized as a gain or loss in operating results under "Other operating and administrative expenses" in the consolidated statement of profit or loss.
If the exchange lacks commercial substance or fair value cannot be reliably measured, the asset received is recognized at the carrying amount of the asset given up, and no gain or loss is recognized.
(i) Leases
At inception of a contract, the Company assesses whether the contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. To assess whether a contract, conveys the right to control the use of an identified asset, the Company assesses whether:
•the Company has the right to obtain substantially all of the economic benefits from use of the identified asset, and
•the Company has the right to direct the use of the identified asset.
The Company as a lessee
At the commencement date, the Company recognizes a ROU and a lease liability.
The ROU is measured at cost and comprises:
•the amount of the initial measurement of the lease liability,
•any lease payments made at or before the commencement date, less any lease incentives received,
•any initial direct costs incurred by the lessee, and
•an estimate of costs to be incurred by the lessee in dismantling and removing the underlying asset, restoring the site on which it is located or restoring the underlying asset to the condition required by the terms and conditions of the lease, unless those costs are incurred to produce inventories. The Company incurs the obligation for those costs either at the commencement date or as a consequence of having used the underlying asset during a particular period.
The ROU is subsequently depreciated using a straight - line method from the commencement date to the earlier of the end of the useful life of the ROU or component, or lease term. The estimated useful life of ROU is determined on the same basis of owned property and equipment.
At inception or on reassessment of a contract that contains a lease component, the Company allocates the consideration in the contract to each lease component on the basis of their relative stand-alone prices.
The ROU assets are also subject to impairment. Refer to the accounting policies in section (g) impairment of non-financial assets.
In this regard, the Company applies the following, by class of underlying asset:
•for the leases of real estate, the Company has elected to separate non-lease components.

F-20	(Continued)

COPA HOLDINGS, S.A. AND SUBSIDIARIES
Notes to the consolidated financial statements

•for aircraft leases, the value of major maintenance inspection or overhaul embedded in the aircraft is recognized as a separated component and is depreciated over the estimated time period until the first maintenance event is performed or the remaining life of lease term (as appropriate) which ever is shorter.
The lease liability is initially measured at the present value of the lease payments that are not paid at that date, discounted using the interest rate implicit in the lease, if that rate can be readily determined or the lessee’s incremental borrowing rate.
The lease payments included in the measurement of the lease liability comprise:
•fixed payments (including in-substance fixed payments), less any lease incentives receivable,
•variable lease payments that depend on an index or a rate, initially measured using the index or rate as at the commencement date,
•amounts expected to be payable by the lessee under residual value guarantees,
•the exercise price of a purchase option if the lessee is reasonably certain to exercise that option, and
•payments of penalties for terminating the lease, if the lease term reflects the lessee exercising an option to terminate the lease.
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
When the lease liability is remeasured in this way, a corresponding adjustment is made to the carrying amount of the ROU or is recorded in profit or loss if the carrying amount of ROU has been reduced to zero.
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
The Company applies the IFRS 15 requirements for determining whether the transfer of an asset is accounted for as a sale.
If the transfer of an asset by the seller-lessee satisfies the requirements of IFRS 15 to be accounted for as a sale of the asset:
•the seller-lessee measures the ROU at the proportion of the previous carrying amount that relates to the ROU retained by the seller-lessee; and

F-21	(Continued)

COPA HOLDINGS, S.A. AND SUBSIDIARIES
Notes to the consolidated financial statements

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
(j) Intangible assets
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

F-22	(Continued)

COPA HOLDINGS, S.A. AND SUBSIDIARIES
Notes to the consolidated financial statements

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
(k) Taxes
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
In the event that, due to income tax, the taxpayer incurs in losses or the effective rate is higher than 25%, the taxpayer may submit a request to the authorities for the non-application of the alternative method.
Dividends from the Panamanian subsidiaries are separately subject to a 10% withholding tax on the portion attributable to Panamanian sourced income and a 5% withholding tax on the portion attributable to foreign sourced income.

F-23	(Continued)

COPA HOLDINGS, S.A. AND SUBSIDIARIES
Notes to the consolidated financial statements

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

F-24	(Continued)

COPA HOLDINGS, S.A. AND SUBSIDIARIES
Notes to the consolidated financial statements

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
(l) Provisions
Provisions for costs, including restitution, restructuring and legal claims and assessments are recognized when:
•the Company has a present legal or constructive obligation as a result of past events, and
•it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation; and the amount of obligation can be reliably estimated.
When the Company expects some or all of a provision to be reimbursed, for example, under an insurance contract, the reimbursement is recognized as a separate asset, but only when the reimbursement is virtually certain. The expense relating to a provision is presented in the consolidated statement of profit or loss net of any reimbursement.
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
(m) Employee benefits
Defined benefit plan
The Company has a defined benefit plan in accordance with Panamanian law, which requires contributions to be made to a separately administered fund.
The calculation of the defined benefit obligation is performed annually by a qualified actuary using the projected unit credit actuarial cost method ("PUC").
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
The cost of equity-settled transactions is recognized, together with a corresponding increase in additional paid in capital in equity, over the period in which the performance and/or service conditions are fulfilled. The cumulative expense is recognized for equity-settled transactions at each reporting date until the vesting date

F-25	(Continued)

COPA HOLDINGS, S.A. AND SUBSIDIARIES
Notes to the consolidated financial statements

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
The Company recognizes termination benefits when it is demonstrably committed to either terminate the employment of current employees according to a detailed formal plan without realistic possibility of withdrawal, or provide termination benefits as a result of an offer made to encourage voluntary redundancy.
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
Judgments
In the process of applying the Company’s accounting policies, management has made judgments, which have the most significant effect on the amounts recognized in the consolidated financial statements in the following area:
•Leases - whether the contract is, or contains, a lease. (See Note 3 (i))
•Lease term - whether the Company is reasonably certain to exercise extension options. (See Note 3 (i))
The Company determines the lease term as the non-cancellable term of the lease, together with any periods covered by an option to extend the lease if it is reasonably certain to be exercised, or any periods covered by an option to terminate the lease, if it is reasonably certain not to be exercised.
The Company applies judgment in evaluating whether it is reasonably certain or not to exercise the option to renew or terminate the lease. That is, it considers all relevant factors that create an economic incentive for it to exercise either the renewal or termination. After the commencement date, the Company reassesses the lease term if there is a significant event or change in circumstances that is within its control and affects its ability to exercise or not to exercise the option to renew or to terminate (e.g., construction of significant leasehold improvements or significant customization to the leased asset).
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
•Impairment of financial assets - Note 3 (f)
•Impairment of non-financial assets - Note 3 (g)

F-26	(Continued)

COPA HOLDINGS, S.A. AND SUBSIDIARIES
Notes to the consolidated financial statements

•Estimation of provision for return condition - Note 3 (l)
•Revenue recognition – estimate for expired tickets - Note 3 (d)
•Multiple deliverable revenue arrangements - Frequent flyer program - Note 3 (d)
•Taxes - Note 3 (k)
The Company believes that taken tax positions, including transfer pricing between entities, are reasonable. However, in the event of an audit by the tax authorities, they may challenge the positions taken by the Company, resulting in additional taxes and interest liabilities.
Management judgment is required to determine the amount of deferred tax assets that can be recognized, based upon the likely timing and the level of future taxable profits, together with future tax planning strategies (see note 22).
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
•Fair value measurement
The Company measures financial instruments such as derivatives at fair value at the date of each consolidated statement of financial position. Fair values of financial instruments measured at amortized cost are disclosed in note 28.6.
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
All assets and liabilities for which fair value is measured or disclosed in the consolidated financial statements are categorized within the fair value hierarchy, described as follows, based on the lowest level input that is significant to the fair value measurement as a whole:
i)Level 1 - Quoted (unadjusted) market prices in active markets for identical assets or liabilities.
ii)Level 2 - Valuation techniques for which the lowest level input that is significant to the fair value measurement is directly or indirectly observable.

F-27	(Continued)

COPA HOLDINGS, S.A. AND SUBSIDIARIES
Notes to the consolidated financial statements

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
For assets and liabilities that are recognized in the consolidated financial statements on a recurring basis, the Company determines whether transfers have occurred between levels in the hierarchy by re-assessing categorization (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of each reporting period.
5. Adoption of new and amended standards and interpretations
The Company applied for the first-time certain standards and amendments, which are effective for annual periods beginning on or after 1 January 2025 (unless otherwise stated). The Company has not early adopted any other standard, interpretation or amendment that has been issued but is not yet effective.
Amendments to IAS 21- Lack of Exchangeability
For annual reporting periods beginning on or after January,1 2025, the amendment specifies how an entity should assess whether a currency is exchangeable and how it should determine a spot exchange rate when exchangeability is lacking. The amendments also require disclosure of information that enables users of its financial statements to understand how the currency not being exchangeable into the other currency affects, or is expected to affect, the entity’s consolidated financial performance, financial position and cash flows.
The amendments did not have a material impact on the Company’s consolidated financial statements.
6. Standards issued but not yet effective
The new or amended standards and interpretations that are issued, but not yet effective, up to the date of issuance of the Company’s consolidated financial statements and that could have an impact on those statements are disclosed below. The Company intends to adopt these standards, if applicable, when they become effective.
Amendment to IFRS 9 and IFRS 7 - Classification and Measurement of Financial Instruments
In May 2024 the IASB issued amendments to IFRS 9 and IFRS 7 Classification and Measurement of Financial Instruments to address matters identified during the post-implementation review of the classification and measurement requirements of IFRS 9 Financial Instruments:
•Derecognition of a financial liability settled through electronic transfer: clarify the requirements for the timing of recognition and derecognition of some financial assets and liabilities, with a new exception for some financial liabilities settled through an electronic cash transfer system.
•Classification of financial assets: clarify and add further guidance for assessing whether a financial asset meets the solely payments of principal and interest ("SPPI") criterion.
•Disclosures: add new disclosures for certain instruments with contractual terms that can change cash flows (such as some instruments with features linked to the achievement of environment, social and governance ("ESG") targets).
•Make updates to the disclosures for equity instruments designated at Fair Value through Other Comprehensive Income ("FVOCI").
The amendments are effective for reporting periods beginning on or after January 1, 2026 and are not expected to have a material impact on the consolidated financial statements.

F-28	(Continued)

COPA HOLDINGS, S.A. AND SUBSIDIARIES
Notes to the consolidated financial statements

IFRS 18 - Presentation and Disclosure in Financial Statements
In April 2024 the IASB issued the new standards IFRS 18 - Presentation and Disclosure in Financial Statements to improve reporting of financial performance. The key new concepts introduced are related to:
•the structure of the statement of profit or loss.
•required disclosures in the financial statements for certain profit or loss performance measures that are reported outside an entity’s financial statements, and
•enhanced principles on aggregation and disaggregation which apply to the primary financial statements and notes in general.
The new standards are effective for reporting periods beginning on or after January 1, 2027.
The Company is still in the process of assessing the impacts of the new standard, particularly with respect to the structure of the Company's consolidated statement of profit or loss and notes to the consolidated financial statements.
IFRS - Annual Improvements
In July 2024 the IASB issued of Annual Improvements to IFRS Accounting Standards - Volume 11. Annual improvements are limited to changes that either clarify the wording in an Accounting Standard or correct relatively minor unintended consequences, oversights or conflicts between the requirements in the Accounting Standards.

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

F-29	(Continued)

COPA HOLDINGS, S.A. AND SUBSIDIARIES
Notes to the consolidated financial statements

7. Revenue from contract with customers
7.1    Revenue disaggregation
Operating revenues are comprised of passenger revenues, cargo and mail, and other operating revenues. The following table shows disaggregated operating revenues for the years ended as December 31, 2025, 2024, and 2023.

	2025	2024	2023
Passenger revenue
Passenger revenue	$3,363,175	$3,220,718	$3,263,764
Miles redeemed	68,078	72,643	52,597
	3,431,253	3,293,361	3,316,361

Cargo and mail revenue	115,718	100,507	97,105
Total passenger and cargo and mail revenue	3,546,971	3,393,868	3,413,466

Other operating revenue
Frequent flyer program - marketing services	66,749	47,844	37,930
Other operating revenue	4,102	4,486	5,608
	70,851	52,330	43,538
	$3,617,822	$3,446,198	$3,457,004

7.2    Contract balances
The significant contract liabilities are comprised of ticket sales for transportation that has not yet been provided, recorded as “Air traffic liability” and outstanding loyalty program miles that may be redeemed for future travel, recorded as “Frequent flyer deferred revenue”.
The table below presents the changes in air traffic liability:

	2025	2024
Balance at beginning of year	$621,895	$611,856
Sales	4,121,670	3,843,468
Revenue recognition	(3,240,883)	(3,083,778)
Tax recognition	(638,415)	(587,551)
Reimbursements	(97,307)	(119,844)
Interline tickets	(25,012)	(35,485)
Other	(4,332)	(6,771)
Balance at end of year	$737,616	$621,895

F-30	(Continued)

COPA HOLDINGS, S.A. AND SUBSIDIARIES
Notes to the consolidated financial statements

The contract duration of passenger tickets is one year. Accordingly, any revenue associated with tickets sold for future travel dates will be recognized within twelve months.
The table below presents the activity of the current and non-current frequent flyer liability:

	2025	2024
Balance at beginning of year	$132,065	$124,816
Deferred of revenue	91,598	79,892
Recognition of revenue	(68,078)	(72,643)
Balance at end of year	$155,585	$132,065

Current	$74,216	$59,449
Non-current	81,369	72,616
	$155,585	$132,065

Contract assets are reflected as accounts receivable. See Note 10.

7.3    Segment reporting
The Company’s business activities are conducted as one operating segment – Air transportation (that includes cargo and mail revenue), the reporting results of which are regularly reviewed by management for purposes of analyzing its performance and making decisions about resource allocations. Information concerning operating revenue by geographic area for the period ended December 31 is as follows:

	2025	2024	2023
North America	$1,521,617	$1,375,018	$1,328,504
South America	1,279,177	1,219,893	1,233,362
Central America	696,032	747,871	796,679
Caribbean	50,145	51,086	54,921
	$3,546,971	$3,393,868	$3,413,466

The Company attributes revenue to the geographic areas based on point of sales. Our tangible assets and capital expenditures consist primarily of flight and related ground support equipment, which is mobile across geographic markets and, therefore, has not been allocated.

F-31	(Continued)

COPA HOLDINGS, S.A. AND SUBSIDIARIES
Notes to the consolidated financial statements

8. Cash and cash equivalents

	2025	2024
Checking and saving accounts	$267,929	$271,337
Time deposits	50,000	291,000
Cash on hand	271	250
Bonds	64,354	50,726
	$382,554	$613,313

Cash at checking and saving accounts, earned interest based on rates determined by the banks in which the instruments are held.
Time deposits and bonds are presented as cash equivalents if they have a maturity of three months or less. They are denominated in U.S. dollar and held to maturity.
As of December 31, 2025, the cash and cash equivalents disclosed above and in the consolidated statement of cash flows include $0.8 million (2024: $1.4 million) that the Company has pledged from its checking and saving accounts to fulfill collateral requirements. As of December 31, 2025 and 2024, except for the cash pledged to fulfill collateral requirement, the Company’s cash and cash equivalents are free of restriction or charges that could limit its availability.

9. Investments

	2025			2024
	Current	Non Current	Total	Current	Non Current	Total
Investment at amortized cost
Time deposits	$695,840	$105,000	$800,840	$288,387	$108,000	$396,387
Bonds	190,844	143,757	334,601	190,355	141,459	331,814
	886,684	248,757	1,135,441	478,742	249,459	728,201
Allowance for expected credit losses	(607)	(178)	(785)	(580)	(523)	(1,103)
	886,077	248,579	1,134,656	478,162	248,936	727,098
Investment at fair value through profit or loss
Investment funds	69,527	—	69,527	107,757	—	107,757
	$955,604	$248,579	$1,204,183	$585,919	$248,936	$834,855

F-32	(Continued)

COPA HOLDINGS, S.A. AND SUBSIDIARIES
Notes to the consolidated financial statements

Investments at amortized cost include time deposits, and bonds which include, zero coupon bonds and listed corporate bonds. The majority of the investments are denominated in U.S. dollar, as a result, there is no exposure to foreign currency risk. There is also no exposure to price risk as the investments will be held to maturity.
Time deposits earned interest based on rates determined by the banks in which the instruments are held. The use of these instruments before its maturity date depends on the cash requirements of the Company.
As of December 31, 2025, the Company has pledged $8.3 million of its time deposits in order to fulfil the collateral requirements for some lease and airport contracts (2024: $5.9 million).
Listed corporate bonds, have interest rates ranging between 1.23% and 6.41% (2024: between 1.15% and 7.95%).
The information about the expected credit loss over these financial assets is disclosed in Note 28.3
Investments at fair value through profit or loss (“FVPL”) include investments in listed equity shares of an investment fund. Fair values of these equity shares are determined by reference to published price quotations in an active market. During 2025, the Company recognized a net gain on instruments at FVPL of $6.5 million (2024: $5.9 million net gain, 2023: $6.3 million net gain) recorded under “Other net non-operating income (expense)” in the accompanying consolidated statement of profit or loss.
For information about the methods and assumptions used in determining fair value see Note 28.6.

10. Accounts receivable

	2025	2024
Credit cards	$104,113	$87,611
Clearing house	37,890	31,322
Clients	35,475	26,177
Cargo and courier	8,842	10,881
Airlines	5,430	7,417
Account receivables from related parties	3,217	2,976
Government	1,386	1,325
Agencies	1,033	1,424
Other	2,206	2,916
	199,592	172,049
Allowance for expected credit losses	(1,950)	(3,059)
	$197,642	$168,990

F-33	(Continued)

COPA HOLDINGS, S.A. AND SUBSIDIARIES
Notes to the consolidated financial statements

Trade receivables are non-interest bearing and have maturities between 30 to 90 days.
See detail of trade receivables from related parties in Note 23.
The category “Other” mainly includes receivables from miles’ partners and employees accounts.
The change in the allowance for expected credit losses in respect of accounts receivable during the year was as follows.

	2025	2024	2023
Balance at beginning of years	$(3,059)	$(3,297)	$(7,690)
Additions /(Reversals)	137	158	(496)
Write-off	972	80	4,889
Balance at end of year	$(1,950)	$(3,059)	$(3,297)

The information about the credit exposures is disclosed in Note 28.3.

11. Expendable parts and supplies
Expendable parts and supplies are mainly related to maintenance and repair of flight equipment, and are carried at the lower of the average acquisition cost or replacement cost.

	2025	2024
Material for repair and maintenance	$144,062	$127,364
Other inventories	4,167	5,079
	148,229	132,443
Allowance for obsolescence	(102)	(102)
	$148,127	$132,341

Expendable parts and supplies are recognized when used as an expense in the accompanying consolidated statement of profit or loss under “Maintenance, materials and repairs” amount to $39.8 million, (2024: $38.0 million and, 2023: $34.7 million).

12. Prepaid expenses

	2025	2024
Prepaid taxes	$12,242	$19,293
Prepaid commissions	3,858	3,186
Prepaid insurance	400	462
Prepaid to supplier	44,143	28,222
	$60,643	$51,163
Current	$55,209	$42,926
Non-current	5,434	8,237
	$60,643	$51,163

F-34	(Continued)

COPA HOLDINGS, S.A. AND SUBSIDIARIES
Notes to the consolidated financial statements

The current portion of prepaid taxes amounts to $9.9 million and mainly includes tax advance of VAT, and withholdings taxes (2024: $11.1 million). The non-current portion of prepaid expenses mainly include tax credits for $2.3 million (2024: $8.2 million).
Prepaid to supplier mainly includes operating expenses related to aircraft rent, fuel and maintenance services.

13. Property and equipment

F-35	(Continued)

COPA HOLDINGS, S.A. AND SUBSIDIARIES
Notes to the consolidated financial statements

	Land	Flight equipment	Purchase deposits for flight equipment	Ramp and miscellaneous	Furniture, fixtures, equipment and other	Leasehold improvements	Construction in progress	Total
Cost -
Balance at January 1, 2023	$6,301	$3,167,519	$732,253	$55,070	$32,958	$74,267	$2,385	$4,070,753
Transfer of pre-delivery payments	—	211,703	(211,703)	—	—	—	—	—
Additions	—	373,983	205,030	3,993	3,760	1,991	9,302	598,059
Disposals	—	(56,979)	—	(427)	(1,476)	(897)	—	(59,779)
Reclassifications	—	(549)	(25,400)	—	—	617	(68)	(25,400)
Balance at December 31, 2023	$6,301	$3,695,677	$700,180	$58,636	$35,242	$75,978	$11,619	$4,583,633
Transfer of pre-delivery payments	—	175,930	(175,930)	—	—	—	—	—
Additions	—	444,469	13,987	5,205	3,260	3,701	4,779	475,401
Disposals	—	(75,550)	—	(945)	(2,441)	(1,095)	—	(80,031)
Reclassifications	—	2,329	—	—	39	6,696	(9,026)	38
Balance at December 31, 2024	$6,301	$4,242,855	$538,237	$62,896	$36,100	$85,280	$7,372	$4,979,041
Transfer of pre-delivery payments	—	371,589	(371,589)	—	—	—	—	—
Additions	—	662,838	301,569	3,942	3,925	1,943	2,390	976,607
Disposals	—	(152,747)	—	(1,332)	(2,219)	(296)	(3,000)	(159,594)
Reclassifications	—	85	—	(5)	—	3,080	(3,160)	—
Balance at December 31, 2025	$6,301	$5,124,620	$468,217	$65,501	$37,806	$90,007	$3,602	$5,796,054
Accumulated depreciation and impairment -
Balance at January 1, 2023	$—	$(1,063,069)	$—	$(46,803)	$(29,052)	$(48,301)	$(4)	$(1,187,229)
Depreciation for the year	—	(200,851)	—	(2,546)	(2,190)	(4,320)	—	(209,907)
Disposals	—	49,382	—	398	1,470	885	—	52,135
Balance at December 31, 2023	$—	$(1,214,538)	$—	$(48,951)	$(29,772)	$(51,736)	$(4)	$(1,345,001)
Depreciation for the year	—	(229,622)	—	(2,923)	(3,143)	(5,173)	—	(240,861)
Disposals	—	60,616	—	945	2,430	1,090	—	65,081
Balance at December 31, 2024	$—	$(1,383,544)	$—	$(50,929)	$(30,485)	$(55,819)	$(4)	$(1,520,781)
Depreciation for the year	—	(262,922)	—	(3,344)	(3,646)	(5,738)	—	(275,650)
Disposals	—	116,653	—	1,324	2,176	279	—	120,432
Balance at December 31, 2025	$—	$(1,529,813)	$—	$(52,949)	$(31,955)	$(61,278)	$(4)	$(1,675,999)
Carrying amounts -
At December 31, 2023	$6,301	$2,481,139	$700,180	$9,685	$5,470	$24,242	$11,615	$3,238,632
At December 31, 2024	$6,301	$2,859,311	$538,237	$11,967	$5,615	$29,461	$7,368	$3,458,260
At December 31, 2025	$6,301	$3,594,807	$468,217	$12,552	$5,851	$28,729	$3,598	$4,120,055
Flight equipment
Flight equipment includes aircraft, engines, aircraft components, and major maintenance of own and leased aircraft.
During 2025, the Company capitalized 12 Boeing 737 MAX aircraft (2024: 6 Boeing 737 MAX aircraft). The Company acquired these aircraft through agreements known as Japanese Operating Leases with Call Options (“JOLCOs”) which are a form financing obtained from Japanese lenders. Under IFRS, these transactions are considered a purchase and are accounted for as an element of Property and equipment. These arrangements establish semi-annually payments of obligations and have a term of 10 years.

Aircraft with a carrying value of $1.9 billion (including new acquired aircraft) are pledged as collateral for the variable and fixed rate debt as of December 31, 2025 (2024: $1.7 billion).

F-36	(Continued)

COPA HOLDINGS, S.A. AND SUBSIDIARIES
Notes to the consolidated financial statements

No impairment indicators were identified in 2025 and 2024 in the property and equipment.
During 2025, additions and disposals of flight equipment include engine exchange transactions with third-party maintenance, repair, and overhaul ("MRO") providers, as part of the Company´s ongoing fleet maintenance and optimization program. These transactions involved the exchange of used engines for serviceable or overhauled engines of similar type and specification, with some cash consideration paid to the MROs. The engines received have been capitalized under “Flight equipment” within Property and equipment, and are being depreciated over their estimated remaining useful lives.
These exchange resulted, in a net gain of $20.7 million during 2025, which is presented as a reduction of “Other operating and administrative expenses, net” in the consolidated statement of profit or loss. The gain is also reflected under “Disposal of non- financial assets (gains) losses, net” in the consolidated statement of cash flows.
Purchase deposits for flight equipment
Purchase deposits for flight equipment mainly correspond to the future purchase of MAX aircraft and engines (see Note 27).
In 2025, the additions for $301.6 million include $251.4 million advance payments made on aircraft purchase contracts (2024: the additions for $14.0 million do not include advance payments paid on aircraft purchase contracts).
During 2024, the Company grounded twenty-one 737 MAX9 aircraft in response to the Federal Aviation Administration (FAA) airworthiness directive issued on January 6. A total of 1,788 flights were canceled from January 6 through January 29. After undergoing the technical inspections required by the authorities, all of these aircraft returned to Copa Airlines' schedule.
In 2024, the Company signed a confidential agreement with Boeing to cover the impact of the partial grounding of its Boeing 737 MAX 9 fleet in January. In accordance with applicable accounting principles, the Company recorded the compensation received from Boeing as a reduction of the cost basis of the aircraft.
Other property and equipment
As of December 31, 2025 and 2024 construction in progress mainly includes remodeling projects for airport facilities and offices.
During 2025, the Company capitalized under “Leasehold improvements” $3.1 million (2024: $6.7 million) in other remodeling projects for airport facilities and offices in the Terminal 2 of Tocumen International Airport in Panama.

14. Leases
The Company as a lessee
The Company leases some aircraft under long-term lease agreements with an average duration of 16 years. Aircraft under operating leases may be renewed in accordance with management’s business plan.
Other leased assets include real estate, airport and terminal facilities, sales offices, maintenance facilities, and general offices. Most lease agreements include renewal options; a few have escalation clauses, but no purchase options.

F-37	(Continued)

COPA HOLDINGS, S.A. AND SUBSIDIARIES
Notes to the consolidated financial statements

Information about leases for which the Company is a lessee is presented below:
Right of use assets

	Aircraft	Real estate	Total
Balance at January 1, 2023	$210,786	$23,594	$234,380
Additions	120,747	1,960	122,707
Depreciation expense	(70,622)	(5,319)	(75,941)
Balance at December 31, 2023	$260,911	$20,235	$281,146
Additions	98,603	18,300	116,903
Derecognition	(20,271)	—	(20,271)
Depreciation expense	(62,327)	(6,148)	(68,475)
Balance at December 31, 2024	$276,916	$32,387	$309,303
Additions	41,760	11,581	53,341
Depreciation expense	(59,437)	(6,446)	(65,883)
Balance at December 31, 2025	$259,239	$37,522	$296,761

Additions to the right-of-use assets include new leases, contract extensions, changes in discount rate and changes in rental payments. During 2025, the Company entered into a new lease transaction with a third party, for one Boeing 737-800 BCF converted freighter.
During 2024, right-of-use of aircraft include the non-cash derecognition of $20.3 million, due the purchase from lessors of 4 Boeing 737-800 NG aircraft. These aircraft were capitalized in the consolidated statement of financial position at their acquisition cost within "Property and equipment".
During 2023, the Company entered into a lease transaction with third parties, for 1 new Boeing 737 MAX 9 aircraft.
Lease liabilities

	2025	2024
Current portion of lease liability
Aircraft	$60,101	$54,134
Real estate	6,031	4,969
	$66,132	$59,103
Long-term lease liability
Aircraft	$222,113	$239,193
Real estate	36,270	31,401
	$258,383	$270,594
	$324,515	$329,697

For leases under IFRS 16 the Company recognizes a provision to estimate the costs for work required to be performed just before the redelivery of the aircraft to the lessors and which does not depend on the aircraft utilization. This provision is booked as a dismantling provision cost under “long term liabilities” in the consolidated statement of financial position. As of December 31, 2025 the total liability related to leases including the provision of dismantling amounts to $347.1 million (2024: $351.9 million).

F-38	(Continued)

COPA HOLDINGS, S.A. AND SUBSIDIARIES
Notes to the consolidated financial statements

The Company had total cash outflows for leases of $76.1 million the year ended as December 31, 2025 (2024: $77.1 million).
As of December 31, 2025 the average incremental borrowing rate of leased aircraft is 5.2% (2024: 5.2%).
The maturity analysis of lease liabilities is disclosed in Note 28.5.
Amounts recognized in the consolidated statement of profit or loss related to leases:

	2025	2024	2023
Depreciation and amortization
Depreciation expense of right of use assets	$65,883	$68,475	$75,941

Other operating and administrative expenses
Short-term leases	$9,713	$6,681	$12,310
Leases of low-value assets	351	369	425
Variable lease payments not include in the measurement of lease liabilities	851	3,225	2,895
	$10,915	$10,275	$15,630
Finance cost
Interest expense on lease liability	$16,972	$16,366	$12,173
Unwinding of discount and changes in the discount rate	1,154	(2,501)	1,106
	$18,126	$13,865	$13,279
	$94,924	$92,615	$104,850

Some property leases contain variable payment terms that are linked to the number of passengers or employees using the areas. Additionally, some aircraft leases contain variable payment terms that depend on the aircraft’s flight hours.
The unwinding of discount and changes in the discount rate over leased aircraft correspond to the interest expenses of the discounted dismantling provision.
As of December 31, 2024, unwinding of discount and changes in discount rate includes $4.2 million representing the unused portion of the dismantling provision related to the purchase of 4 leased Boeing 737-800 aircraft.

15. Net defined benefit assets (liabilities)

	2025	2024
Fair value of plan assets	$48,735	$42,488
Defined benefit obligation	(45,122)	(41,042)
Other employee benefits	(392)	(388)
	(45,514)	(41,430)
Net defined benefit assets	$3,221	$1,058

F-39	(Continued)

COPA HOLDINGS, S.A. AND SUBSIDIARIES
Notes to the consolidated financial statements

In accordance with Panamanian law, the Company contributes to the following defined benefit plans:
Seniority premium plan: It is a contingent liability that companies must pay to their employees according to article 224 of Panama’s Labor Code according to the following:

Eligibility:	All employees
Benefit:	One week of salary per years of service
Salary:	Average of the 5 prior years of the monthly base salary
Payment:	Lump sum
The actuarial liability is recognized for the legal obligation under the formal terms of the plan, and for the implied projections as required under IAS 19. These actuarial projections do not constitute a legal obligation for the Company.
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
The following table summarizes the components of net benefit expense included under “Wages, salaries, benefits and other employees’ expenses” in the accompanying consolidated statement of profit or loss:

Year ended December 31, 2025	Defined benefit obligation	Fair value of assets	Defined benefit assets (liabilities)
Current service cost	$3,452	$—	$3,452
Interest cost on net benefit obligation	1,948	(1,787)	161
Net periodic benefit cost (income)	$5,400	$(1,787)	$3,613

Year ended December 31, 2024	Defined benefit obligation	Fair value of assets	Defined benefit assets (liabilities)
Current service cost	$2,690	$—	$2,690
Interest cost on net benefit obligation	2,015	(2,205)	(190)
Past service cost	62	—	62
Net periodic benefit cost (income)	$4,767	$(2,205)	$2,562

Year ended December 31, 2023	Defined benefit obligation	Fair value of assets	Defined benefit assets (liabilities)
Current service cost	$2,725	$—	$2,725
Interest cost on net benefit obligation	1,715	(1,641)	74
Past service cost	13	—	13
Net periodic benefit cost (income)	$4,453	$(1,641)	$2,812

F-40	(Continued)

COPA HOLDINGS, S.A. AND SUBSIDIARIES
Notes to the consolidated financial statements

The following table shows reconciliation from the opening balance to the closing balances for net employee defined benefit liabilities and its components:

	Defined benefit obligation	Fair value of assets	Other employee benefits liability	Net defined benefit assets (liability)
At January 1, 2023	$(30,332)	$31,197	$(361)	$504
Current service cost	(2,725)	—	—	(2,725)
Interest (cost) income	(1,715)	1,641	—	(74)
Past service cost	(13)	—	—	(13)
Return on plan assets	—	(251)	—	(251)
Experience gain (loss)	80	—	—	80
Actuarial changes arising from changes in financial assumptions	2,295	—	—	2,295
Employer contributions	—	4,572	—	4,572
Benefits paid	970	—	—	970
Others	—	—	(12)	(12)
As of December 31, 2023	$(31,440)	$37,159	$(373)	$5,346
Current service cost	(2,690)	—	—	(2,690)
Interest (cost) income	(2,015)	2,205	—	190
Past service cost	(62)	—	—	(62)
Return on plan assets	—	(335)	—	(335)
Experience gain (loss)	(440)	—	—	(440)
Actuarial changes arising from changes in financial assumptions	(5,633)	—	—	(5,633)
Employer contributions	—	4,875	—	4,875
Benefits paid	1,238	(1,416)	—	(178)
Others	—	—	(15)	(15)
As of December 31, 2024	$(41,042)	$42,488	$(388)	$1,058
Current service cost	(3,452)	—	—	(3,452)
Interest (cost) income	(1,948)	1,787	—	(161)
Return on plan assets	—	486		486
Experience gain (loss)	139	—	—	139
Actuarial changes arising from changes in financial assumptions	(815)	—	—	(815)
Employer contributions	—	5,129	—	5,129
Benefits paid	1,996	(1,155)	—	841
Others	—	—	(4)	(4)
As of December 31, 2025	$(45,122)	$48,735	$(392)	$3,221
As of December 31, 2025, and 2024, plan assets are comprised totally by fixed term deposits.
For the year ended December 31, 2025, actuarial loss of $(0.2) million, (2024: actuarial loss of $(6.4) million and 2023: actuarial gain of $2.1 million) were recognized in other comprehensive income.

F-41	(Continued)

COPA HOLDINGS, S.A. AND SUBSIDIARIES
Notes to the consolidated financial statements

The following were the principal actuarial assumptions at the reporting date:

	2025	2024	2023
Economic assumptions -
Discount rate	4.8%	5.0%	6.7%
Compensation - salary increase	4.0%	4.0%	4.0%
Demographic assumptions -
Mortality	Panama experience
Termination	2003 SoA pension plan
Retirement
Males		62 years
Females		57 years
Reasonably possible changes at the reporting date to one of the relevant actuarial assumptions, holding other assumptions constant, would have affected the defined benefit obligation by the amount shown below:

	December, 31 2025		December, 31 2024		December, 31 2023
	Increase	Decrease	Increase	Decrease	Increase	Decrease
Discount rate (0.5% movement)	$1,989	$(2,159)	$1,832	$(1,989)	$1,296	$(1,400)
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
The following payments are expected contributions to the defined benefit plan in future years:

	2025	2024
Up to one year	$5,532	$4,271
One to five years	13,777	13,301
Over five years	23,142	21,288
Total expected payments	$42,451	$38,860
The average duration of the defined benefit plan obligation at the end of the reporting period is 9.8 years (2024: 9.6 years).

F-42	(Continued)

COPA HOLDINGS, S.A. AND SUBSIDIARIES
Notes to the consolidated financial statements

16. Intangibles

		Other intangibles assets
	Goodwill	License and software rights	Intangible in process	Total
Cost -
Balance at January 1, 2023	$20,380	$155,476	$17,370	$193,226
Additions	—	6,059	23,638	29,697
Reclassifications	—	13,530	(13,530)	—
Balance at December 31, 2023	$20,380	$175,065	$27,478	$222,923
Additions	—	7,479	22,700	30,179
Reclassifications	—	25,596	(25,634)	(38)
Balance at December 31, 2024	$20,380	$208,140	$24,544	$253,064
Additions	—	5,282	25,639	30,921
Reclassifications	—	21,297	(21,297)	—
Balance at December 31, 2025	$20,380	$234,719	$28,886	$283,985
Accumulated amortization and impairment—
Balance at January 1, 2023	$—	$(113,651)	$(1,020)	$(114,671)
Amortization for the year	—	(20,266)	—	(20,266)
Balance at December 31, 2023	$—	$(133,917)	$(1,020)	$(134,937)
Amortization for the year	—	(21,374)	—	(21,374)
Balance at December 31, 2024	$—	$(155,291)	$(1,020)	$(156,311)
Amortization for the year	—	(23,603)	—	(23,603)
Balance at December 31, 2025	$—	$(178,894)	$(1,020)	$(179,914)
Carrying amounts -
At December 31, 2023	$20,380	$41,148	$26,458	$87,986
At December 31, 2024	$20,380	$52,849	$23,524	$96,753
At December 31, 2025	$20,380	$55,825	$27,866	$104,071

Goodwill
For impairment testing, goodwill acquired through business combinations is allocated to the air transportation CGU which is also the operating and reportable segment of the Company. Goodwill is tested for impairment annually at August, 31 and when circumstances indicate that the carrying value may be impaired.
The recoverable amount of the CGU of $4.6 billion (2024: $4.6 billion) has been determined based on a value in use calculation using cash flow projections from financial budgets approved by senior management covering a five-year period. The pre-tax discount rate applied to cash flow projections is 17.4% (2024: 17.4%) and the cash flows beyond the five-year period are extrapolated using a 2.7% (2024: 2.8%) growth rate. It was concluded that no impairment charge is necessary since the estimated recoverable amount of the CGU exceed its carrying value.
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

F-43	(Continued)

COPA HOLDINGS, S.A. AND SUBSIDIARIES
Notes to the consolidated financial statements

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
A rise in the discount rate to 19.1% (i.e., +1.7%) would result in an impairment.
Other intangible assets
Intangible assets in process
Intangible assets in process as of December 31, 2025 and 2024 mainly comprise the development of sales, revenues and operational IT systems and improvements.
During 2025, the Company capitalized $21.3 million (2024: $25.6 million) on sales and revenue systems.

17. Other assets

	2025	2024
Current -
Interest receivable	$27,516	$18,687
Foreign currency forward	209	1,410
Other	5,044	1,613
	32,769	21,710
Non-current -
Guarantee deposits	$3,380	$11,690
Deposits for litigation	361	7,211
Other	3,212	3,212
	6,953	22,113
	$39,722	$43,823

Guarantee deposits are mainly amounts paid to suppliers, as required at the inception of the agreements.
As of December 31, 2024, the main balance within "Deposits for litigation" corresponded to cash deposited into an escrow account until the related dispute was settled. Although the cash remains temporarily in escrow for administrative purposes, the Company no longer controls it following the issuance of a final adverse ruling against the Company. Accordingly, during 2025 such deposit was derecognized (see Note 21).

F-44	(Continued)

COPA HOLDINGS, S.A. AND SUBSIDIARIES
Notes to the consolidated financial statements

18. Loans and borrowings

	2025
	Due through	Effective rates ranged	Carrying amount
Long term fixed rate debt	2035	0.97% to 4.91%	1,062,898
Long term variable rate debt	2035	4.89% to 5.87%	917,543
			1,980,441
Current maturities			(172,885)
Loans and borrowings long-term			$1,807,556

	2024
	Due through	Effective rates ranged	Carrying amount
Long term fixed rate debt	2034	1.74% to 4.91%	1,077,395
Long term variable rate debt	2034	5.71% to 6.05%	593,412
			1,670,807
Current maturities			(254,854)
Loans and borrowings long-term			$1,415,953
Maturities of the loans and borrowings for the next five years are as follows:

2026	172,885
2027	178,690
2028	266,859
2029	231,772
2030	127,457
Thereafter	1,002,778
$1,980,441
Long term debt
As of December 31, 2025, long-term fixed rate debt included $726.8 million (2024: $700.7 million) and long-term variable debt included $917.5 million (2024: $593.4 million) corresponding to aircraft acquisitions using JOLCO arrangements. The Company’s JOLCO arrangements are denominated in U.S. dollars.
As of December 31, 2025 the Company had $336.1 million (2024: $376.7 million) on long-term fixed rate debt that is owed to financial institutions under financing arrangements guaranteed by the Export-Import Bank of the United States. The Export-Import Bank guarantees 80% to 85% of the net purchase price of the aircraft and the indebtedness is secured with a first priority mortgage on the aircraft in favor of a security trustee on behalf of Export-Import Bank.
The Company’s Export-Import Bank supported financings are amortized on a quarterly basis and are denominated in U.S. dollars.
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

COPA HOLDINGS, S.A. AND SUBSIDIARIES
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
The sending of the notice of redemption was a make-whole fundamental change under the Indenture, and therefore the conversion rate was increased for all conversions of Notes to 20.1603 shares of Company’s common stock per $1,000.00 principal amount of Notes.
Since the Company’s initial announcement of the redemption on July 14, 2023, holders of $349.0 million aggregate principal amount of Note converted their notes in accordance with the terms of the Notes. Outstanding Notes in the aggregate principal amount of $1.0 million that had not been converted by holders thereof were redeemed at a price equal to 100% of the principal amount of each Note called for redemption, payable in cash, plus accrued and unpaid interest on such Note to, but excluding, September 18, 2023 for such Note. The Notes that were converted were settled for $349.0 million in cash, plus approximately 3.7 million shares, reissued from the Company’s treasury shares.
The exercise of the call option in 2023 resulted in a remeasured of the amortized cost of the liability component and the derecognition of the embedded derivative related to the conversion feature of the note. The remeasurement of the liability component resulted in an expense of $87.9 million recognized under “finance cost” of that year in the consolidated statement of profit or loss. In addition, the derecognition of the embedded derivative resulted in an impact of $98.3 million recognize under "Net change in fair value of derivatives"in the consolidated statement of profit or loss.
The detail of finance cost and income is as follows:

	2025	2024	2023
Finance income -
Interest income on short-term bank deposits	$2,398	$2,316	$1,541
Interest income on investment	60,194	56,596	48,667
	$62,592	$58,912	$50,208
Finance cost -
Interests expense on bank loans	$(63,246)	$(54,188)	$(41,917)
Interests expense on senior convertible notes	—	—	(87,862)
Interest on factoring	—	—	(3,315)
Interest expense on lease liabilities	(18,126)	(13,865)	(13,279)
Unwinding of discount and changes in the discount rate	(17,021)	(16,440)	(11,843)
	$(98,393)	$(84,493)	$(158,216)

F-46	(Continued)

COPA HOLDINGS, S.A. AND SUBSIDIARIES
Notes to the consolidated financial statements

Changes in liabilities arising from financing activities:

	2024	Cash flows	Non-cash movements
			Foreign exchange movement	Leases	Other	2025
Loans and borrowings	$1,670,807	$297,584	$—	$—	$12,050	$1,980,441
Lease liabilities	329,697	(59,089)	243	53,664	—	324,515
Total liabilities used in financing activities	$2,000,504	$238,495	$243	$53,664	$12,050	$2,304,956

			Non-cash movements
	2023	Cash flows	Foreign exchange movement	Leases	Other	2024
Loans and borrowings	$1,462,691	$197,938	$—	$—	$10,178	$1,670,807
Lease liabilities	283,657	(61,140)	(330)	107,118	392	329,697
Total liabilities used in financing activities	$1,746,348	$136,798	$(330)	$107,118	$10,570	$2,000,504
The column “Leases” includes the non-cash additions to ROU assets and lease liabilities.
For the year ended December 31, 2025 and 2024 the column “Other” includes the effect of accrued but not yet paid interest on loans and borrowings.
The Company classifies interest paid as cash flows from operating activities.

19. Trade, other payable and financial liabilities

	2025	2024
Accounts payable	$164,320	$229,104
Accounts payable to related parties	1,333	1,624
	165,653	230,728
Others financial liabilities -
Foreign currency forward	51	—
Other	1,310	1,270
	1,361	1,270
	$167,014	$231,998

See details of the account due to related parties in Note 23.

F-47	(Continued)

COPA HOLDINGS, S.A. AND SUBSIDIARIES
Notes to the consolidated financial statements

20. Accrued expenses payable

	2025	2024
Accruals and estimations	$3,050	$4,288
Labor related provisions	53,789	50,949
Liability for social security contributions	8,380	7,267
Other	797	169
	$66,016	$62,673
As of December 31, 2025 and 2024, accruals and estimations include the estimated balance of the current portion of the long-term provisions (see Note 21).
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

21. Other long – term liabilities

	Provision for litigations	Provision for return condition	Dismantling provision	Provision for maintenance	Other long-term liabilities	Total
Balance at January 1, 2025	$7,697	$184,406	$22,169	$4,479	$3,163	$221,914
Increases	87	—	—	2,863	43	2,993
Used	(13,732)	—	—	(4,292)	(20)	(18,044)
Remeasurement	—	14,450	(763)	—	—	13,687
Reclassification	(50)	—	—	—	50	—
Effect of movements in exchange rates	6,662	—	—	—	—	6,662
Unwinding of discount and changes in the discount rate	—	17,021	1,154	—	—	18,175
Balance at December 31, 2025	$664	$215,877	$22,560	$3,050	$3,236	$245,387

Current	$—	$—	$—	$3,050	$—	$3,050
Non-current	664	215,877	22,560	—	3,236	242,337
	$664	$215,877	$22,560	$3,050	$3,236	$245,387

Provision for litigation
The Company is the plaintiff in an action initiated in October 2003 against Empresa Brasileira de Infraestrutura Aeroportuária (“INFRAERO”), Brazil’s airport operator, in regards to the legality of the Additional Airport Tariffs (Adicional das Tarifas Aeroportuárias, or ATAERO), which is a 50% surcharge imposed on all airlines who fly to Brazil. Similar suits have been filed against INFRAERO by other major airline carriers. In this case, the court of first and second instance ruled in favor of INFRAERO. As a result, the Company deposited the amounts due into an escrow account. As of December 31, 2025, the aggregate balance of such escrow account in Brazilian reais amounted to the equivalent of $8.0 million U.S. dollars. The amounts deposited were recognized as an expense when paid.
The Company will be required to release the escrowed fund to INFRAERO once the Company receives the final notification from the respective court.

F-48	(Continued)

COPA HOLDINGS, S.A. AND SUBSIDIARIES
Notes to the consolidated financial statements

Although the formal legal documentation authorizing the release of the escrow balance remains pending at the reporting date, management considers the obligation irreversible and acknowledges that the Company no longer controls the escrowed funds. Accordingly, during 2025, the Company derecognized the deposit for litigation by offsetting the related provision for litigation, with no effect on profit or loss (see Note 17).
As of December 31, 2025, the balance of the provisions relates to ongoing litigation and expected payments related to labor legal cases.
Provision for return condition
For operating leases, the Company is contractually obliged to return aircraft in an agreed-upon condition. The Company accrues for return conditions related to aircraft held under operating leases throughout the duration of the lease. The Company does not plan to return aircraft in 2026.
During 2025, the provision for return conditions increased by $14.5 million from a remeasurement of the provision, mainly reflecting extensions of lease terms, revisions to assumptions regarding expected aircraft utilization, and the discount rate used to measure the obligation.
Dismantling provision
For leases under IFRS 16 the Company recognizes a dismantling provision to estimate the costs for work required to be performed just before the redelivery of the aircraft to the lessors and which does not depend on the aircraft utilization.
Provision for maintenance
Provision for maintenance include the accrual of formal agreements with third parties for operational maintenance events. The cost of these agreements is billed by power by the hour and charged to the consolidated statement of profit or loss. As of December 31, 2025, the provision for maintenance amounts to $3.0 million (2024: $4.5 million) and the Company has presented the estimated balance of the current portion of this provision as “Accrued expenses payable” in the consolidated statement of financial position (see Note 20).
Other long-term liabilities
Other long-term liabilities include the provision for the non-compete agreement established with senior management related to covenants not to compete with the Company in the future (relative to the $3.1 million trust fund). This provision is accounted for as “Other long-term employee benefits” under IAS 19 Employee Benefits. The accrued amount is revalued annually using the projected benefit method as required by IAS 19 (see Note 23 - Compensation of key management personnel).

22. Income taxes

	2025	2024	2023
Current taxes expense -
Current period	$(82,005)	$(87,431)	$(76,630)
Adjustment for prior period	660	263	18
	$(81,345)	$(87,168)	$(76,612)
Deferred taxes expenses -
Origination and reversal of temporary differences	(22,617)	(10,506)	(20,393)
Total income tax	$(103,962)	$(97,674)	$(97,005)
As of December 31, 2025, the Panamanian subsidiaries calculated income tax in accordance with the traditional method.
In accordance with current tax regulations in Panama, income tax returns are subject to review by the tax authorities for up to the last three (3) years, including the period ending on December 31, 2025.

F-49	(Continued)

COPA HOLDINGS, S.A. AND SUBSIDIARIES
Notes to the consolidated financial statements

During the years 2025 and 2024, deferred taxes expected to reverse in the next year have been measured using the effective rate applying for Copa Airlines (25%) and AeroRepública (35%).
The balances of deferred taxes are as follows:

	Statement of financial position		Statement of profit or loss
	2025	2024	2025	2024	2023
Deferred tax liabilities
Maintenance deposits	$—	$—	$—	$(5,972)	$(5,973)
Prepaid dividend tax	(59,217)	(36,992)	22,225	6,008	25,183
Property and equipment	—	(300)	(300)	689	555
Right of use assets	(17,772)	(18,900)	(1,128)	1,764	17,136
Other	(1,132)	(4,495)	(3,363)	3,110	(353)
Offsetting tax	18,904	23,211	4,307	(4,492)	(16,750)
	$(59,217)	$(37,476)	$21,741	$1,107	$19,798
Deferred tax assets
Provision for return conditions	$12,921	$11,140	$(1,781)	$381	$(1,714)
Air traffic liability	1,197	1,046	(151)	1,043	597
Lease Liability	20,826	21,486	660	(2,515)	(18,971)
Other provisions	3,833	5,334	1,501	(1,485)	(1,903)
Tax loss	—	4,954	4,954	7,483	5,836
Offsetting tax	(18,904)	(23,211)	(4,307)	4,492	16,750
	$19,873	$20,749	$876	$9,399	$595
	$(39,344)	$(16,727)	$22,617	$10,506	$20,393
The Company has concluded that the deferred tax assets will be recoverable using the estimated future taxable income based on the approved business plans for Copa Airlines and AeroRepública.
As of December 31, 2025, the deferred tax assets do not include any tax losses carried forward. As of December 31, 2024, the deferred tax assets included tax losses carried forward of $3.8 million for Copa Airlines and $1.1 million for AeroRepública .
Reconciliation of the effective tax rate is as follows:

	Tax rate	2025	Tax rate	2024	Tax rate	2023
Net profit		$671,648		$608,114		$514,097
Total income tax expense		103,962		97,674		97,005
Profit excluding income tax		775,610		705,788		611,102
Income taxes at Panamanian statutory rates	25.0%	193,903	25.0%	176,447	25.0%	152,776
Stations - Taxable / Panama	(12.0%)	(93,413)	(15.2%)	(107,360)	(10.2%)	(62,113)
Stations - Taxable / Non Panama	0.3%	2,672	0.6%	4,163	(0.7%)	(4,414)
Stations - Non Taxable / Non Panama	(2.0%)	(15,326)	(1.0%)	(6,808)	(1.1%)	(6,483)
Dividend tax	2.2%	16,786	4.5%	31,495	2.8%	17,257
Over provided in prior periods	(0.1%)	(660)	—%	(263)	0.0%	(18)
Provision for income taxes	13.4%	$103,962	13.8%	$97,674	15.9%	$97,005

F-50	(Continued)

COPA HOLDINGS, S.A. AND SUBSIDIARIES
Notes to the consolidated financial statements

Global minimum tax
On October 8, 2021, 136 countries, including Panama, reached an agreement on a two-pillar approach to international tax reform led by the OECD. Pillar One provides for a reallocation of taxing rights to market jurisdictions, while Pillar Two introduces the Global Anti-Base Erosion (“GloBE”) Rules, which are designed to ensure a minimum effective tax rate of 15% for multinational enterprise (“MNE”) groups.
Pillar Two includes the Income Inclusion Rule (“IIR”), the Undertaxed Payments Rule (“UTPR”), the Qualified Domestic Minimum Top-up Tax (“QDMTT”) and the Subject to Tax Rule (“STTR”). Under IAS 12 Income Taxes, tax legislation is considered effective when enacted or substantively enacted in the relevant jurisdiction, and the Company continues to monitor developments in the jurisdictions in which it operates.
Pillar Two legislation was enacted in Ireland on December 18, 2023. The IIR and QDMTT apply for fiscal years beginning on January 1, 2024, while the UTPR applies for fiscal years beginning on January 1, 2025. Although the IIR is effective in Ireland, it is not applicable to the Group, as the Group’s ultimate parent entity is located in Panama. Based on the information available as of December 31, 2025 and the nature and activities of the Company’s Irish entities, which primarily operate as special purpose vehicles with limited functional risks and do not generate significant net GloBE income, and taking into account the mechanics of the GloBE Rules, including relevant mitigating provisions, the Company has assessed the impact arising from the application of the QDMTT and UTPR in Ireland as not material.
The application of the UTPR remains complex and subject to evolving interpretative guidance and differing implementation approaches across jurisdictions, which may affect the Company’s assessment in future periods.
As of December 31, 2025, most of the entities operate in jurisdictions that have not yet enacted Pillar Two legislation. Panama, the jurisdiction of the Company’s ultimate parent entity, has not enacted legislation to implement the Global Minimum Top-up Tax as of December 31,2025. Consequently, the Company has not identified a material financial impact arising from the GloBE Rules on its consolidated financial statements as of that date.
In accordance with the amendments to IAS 12, the Company applies the mandatory temporary exception and therefore does not recognize or disclose deferred tax assets or liabilities related to Pillar Two income taxes.

23. Accounts and transactions with related parties

	2025	2024
Accounts receivable -
Banco General, S.A.	$3,131	$2,838
Panama Air Cargo Terminal	86	138
	$3,217	$2,976
Accounts payable -
Assa Compañía de Seguros, S.A.	$796	$686
Panama Air Cargo Terminal	431	560
Motta Internacional, S.A.	46	11
Desarrollos Inmobiliarios del Este, S.A.	40	31
GBM International, Inc.	20	6
Galindo, Arias & López	—	330
	$1,333	$1,624

F-51	(Continued)

COPA HOLDINGS, S.A. AND SUBSIDIARIES
Notes to the consolidated financial statements

Transactions with related parties for the year ended December 31 are as follows:

Related party	Type of transactions	Amount of transaction 2025	Amount of transaction 2024	Amount of transaction 2023
ASSA Compañía de Seguros, S.A.	Insurance	12,901	13,247	12,116
Desarrollo Inmobiliario del Este, S.A.	Property leasing	3,266	3,382	3,564
Profuturo Administradora de Fondos de Pensión y Cesantía	Payments	5,129	4,875	4,572
Panama Air Cargo Terminal	Handling	4,308	3,509	3,889
Motta Internacional, S.A.	Purchase	1,276	1,199	1,013
Galindo, Arias & López	Legal services	—	395	407
GBM International, Inc.	Technological support	109	73	51
Global Brands, S.A.	Purchase	10	2	83
Televisora Nacional, S.A.	Communications	15	—	—
Banco General, S.A.	Interest income,net	$(5,609)	$(3,710)	$(2,368)
Banco General, S.A.: Some members of the Company’s Board of Directors are also board members of BG Financial Group, which is the controlling company of Banco General. Likewise, Banco General, S.A. owns ProFuturo Administradora de Fondos de Pensión y Cesantía S.A., which manages the Company’s reserves for pension purposes. As of December 31, 2025 the Company has interest receivable of $2.2 million (2024: $2.7 million) due to short and long term time deposits in this financial institution.
Also Banco General is a non air partner of Copa’s loyalty program “ConnectMiles”. During, 2025 the Company sold miles to Banco General for $33.3 million (2024: $28.9 million, 2023: $24.9 million).
ASSA Compañía de Seguros, S.A.: An insurance company who provides substantially all of the Company’s insurance policies. While the Company’s controlling shareholders do not hold a controlling equity interest in ASSA Compañía de Seguros, S.A., various members of the Company’s Board of Directors are also board members of ASSA Compañía de Seguros, S.A.
Desarrollo Inmobiliario del Este, S.A.: The Company leases five floors consisting of approximately 105,981 square feet of the building from Desarrollo Inmobiliario, an entity controlled by the same group of investors that controls Corporación de Inversiones Aéreas, S.A. (“CIASA”). CIASA owns 100% of the class B shares of the Company. This contract constitutes a lease under IFRS 16.
Panama Air Cargo Terminal: Provides cargo and courier services in Panama, an entity controlled by the same group of investors who controls CIASA.
Motta Internacional, S.A. & Global Brands, S.A.: The Company purchases most of the alcohol and other beverages served on its aircraft from Motta Internacional and Global Brands., both of which are controlled by the Company’s controlling shareholders.
Galindo, Arias & López: Certain partners of Galindo, Arias & López (a law firm) were members of the Company’s Board of Directors. As of December 31, 2025 those individuals are no longer members of the Company’s Board. Therefore, Galindo, Arias & López is no longer a related party.
GBM International, Inc.: Provides systems integration and computer services, as well as technical services and enterprise management. A member of the Company’s Board of Directors is also a shareholder of GBM International, Inc.
Televisora Nacional, S.A.: This Panamanian television channel provides broadcasting services. A member of the Company’s Board of Directors is a shareholder of Televisora Nacional.

F-52	(Continued)

COPA HOLDINGS, S.A. AND SUBSIDIARIES
Notes to the consolidated financial statements

Compensation of key management personnel
Key management personnel compensation is as follows:

	2025	2024	2023
Short-term employee benefits	$4,906	$5,221	$4,975
Post-employment pension	94	100	96
Share-based payments	2,978	2,748	1,548
	$7,978	$8,069	$6,619
The Company has not set aside any additional funds for future payments to executive officers, other than one pursuant to a non-compete agreement for $3.1 million established in 2006 (see Note 21).

24. Equity
Common stock
The authorized capital stock consists of 80 million shares of common stock without par value, divided into Class A shares, Class B shares, and Class C shares. As of December 31, 2025, the Company has 34,229,801 Class A shares issued (2024: 34,195,704) and 30,200,428 shares outstanding (2024: 30,234,831), 10,938,125 Class B shares issued and outstanding (2024: 10,938,125) and no Class C shares outstanding. Class A and Class B shares have the same economic rights and privileges, including the right to receive dividends.
•Class A shares
The holders of the Class A shares are entitled to vote at our shareholders’ meetings regarding only the following matters: (i) a transformation of the Company into another corporate type; (ii) a merger, consolidation, or spin-off of the Company; (iii) a change of corporate purpose; (iv) voluntarily delisting Class A shares from the NYSE; (v) the approval of the nomination of any Independent Director after the first annual General Shareholders Meeting following the registration of amended articles in the Panamanian Public Registry; and (vi) any amendment to the foregoing special voting provisions adversely affecting the rights and privileges of the Class A shares.
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

F-53	(Continued)

COPA HOLDINGS, S.A. AND SUBSIDIARIES
Notes to the consolidated financial statements

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
In accordance with its dividend policy, the Company's Board of Directors approved a 2025 dividend of $1.61 cents per share per quarter of 2025 (2024: $1.61 cents per share per quarter).
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
In November 15, 2023, the Company's Board of Directors approved a $200.0 million Share Repurchase Program. Repurchases may be made from time to time, subject to market and economic conditions, applicable legal requirements, and other relevant factors. As of December 31, 2025, $103.5 million remained available for shares repurchase under the program.
The movement of the treasury shares is as follows:

	Shares	Cash paid
At January 1, 2024	2,887,905	$(204,130)
Acquisition of treasury shares	929,941	(87,308)
At December 31, 2024	3,817,846	(291,438)
Acquisition of treasury shares	101,713	(8,705)
At December 31, 2025	3,919,559	$(300,143)
A summary of the total shares repurchased by the Company through December 31, 2025 is as follows:

	Shares	Cash paid
2014	182,592	$(18,506)
2015	2,127,900	(117,882)
2021	559,025	(40,514)
2022	2,571,917	(167,639)
2023	1,141,316	(105,932)
2024	929,941	(87,308)
2025	101,713	(8,705)
	7,614,404	$(546,486)

F-54	(Continued)

COPA HOLDINGS, S.A. AND SUBSIDIARIES
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
The total compensation cost recognized for non-vested stock awards amounts to $5.7 million, $5.5 million, and $4.4 million in 2025, 2024, and 2023, respectively, and was recorded as a component of “Wages, salaries, benefits and other employees’ expenses” within operating expenses.
A summary of the terms and conditions, properly approved by the Compensation Committee of our Board of Directors, relating to the grants of the non-vested stock award under share-based payments plans, in effect as of December 31, 2025 and 2024 is as follows:

Grant date	Number of instruments	Vesting conditions	Contractual life
February, 2021	32,852	20% first five anniversaries	5 years
February, 2021	103,802	33% first three anniversaries	3 years
February, 2022	13,943	33% first three anniversaries	3 years
June, 2022	20,368	33% first three anniversaries	3 years
June, 2022	994	33% first three anniversaries	3 years
February, 2023	30,567	33% first three anniversaries	3 years
June, 2023	10,809	33% first three anniversaries	3 years
September, 2023	634	33% first three anniversaries	3 years
February, 2024	33,147	33% first three anniversaries	3 years
June, 2024	42,469	33% first three anniversaries	3 years
September, 2024	10,000	15% first three anniversaries 25% fourth anniversary 30% fifth anniversary	5 years
February, 2025	22,476	33% first three anniversaries	3 years
February, 2025	1,879	100% immediate	Immediate
June, 2025	7,752	33% first three anniversaries	3 years
June, 2025	1,020	20% first five anniversaries	5 years
August, 2025	858	33% first three anniversaries	3 years
Non-vested stock awards were measured at their fair value on the grant date. For the 2025 grants, the average fair value of these non-vested stock awards is $101.74 per share (2024: $96.60).

F-55	(Continued)

COPA HOLDINGS, S.A. AND SUBSIDIARIES
Notes to the consolidated financial statements

A summary of the non-vested stock award activity under the plan as of December 31, 2025, 2024 and 2023 with changes during these years is as follows (in number of shares):

	2025	2024	2023
Non-vested as of January 1	143,027	120,744	138,243
Granted	33,985	85,616	42,010
Vested	(66,843)	(63,083)	(59,066)
Forfeited	(355)	(250)	(443)
Non-vested as of December 31	109,814	143,027	120,744
The Company uses the accelerated attribution method to recognize the compensation cost for awards with graded vesting periods. The Company estimates that the remaining compensation cost, not yet recognized for the non-vested stock awards, amounts to $3.7 million (2024: $6.1 million), with a weighted average remaining contractual life of 2.8 years (2024: 2.6 years). Additionally, the Company estimates that the 2026 compensation cost related to these plans amounts to $2.6 million.
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
The computation of the income and share data used in the basic and diluted earnings per share is as follows:

	2025	2024	2023
Basic and diluted earnings per share—
Net profit	$671,648	$608,114	$514,097
Weighted-average shares outstanding	41,136	41,670	40,105
Non-vested dividend participating awards	122	127	123
	41,258	41,797	40,228
	16.28	14.55	12.78
As of December 31, 2025, the Company does not have any outstanding transactions involving potential ordinary shares.

F-56	(Continued)

COPA HOLDINGS, S.A. AND SUBSIDIARIES
Notes to the consolidated financial statements

27. Commitments and contingencies
Purchase contracts
As of December 31, 2025, purchase commitments for the Company’s aircraft and engine orders, including estimated amounts for contractual price escalations and pre-delivery payments, net of discounts, are expected to be $0.2 billion in 2026, $0.5 billion in 2027, $0.9 billion in 2028, $0.4 billion in 2029, and $2.7 billion thereafter. These aircraft and engines are expected to be delivered between 2026 and 2034.
Labor unions
Approximately 65.9% of the Company’s 8,565 employees are unionized. There are currently nine (9) union organizations, five (5) covering employees in Panama, and four (4) covering employees in Colombia. The Company traditionally had good relations with its employees and with all the unions and expects to continue to enjoy good relations with its employees and the unions in the future.
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
Copa Airlines entered into collective bargaining agreements with the airport personnel union in December 2025, flight attendants’ union in March 2023, the pilot’s union in February 2023 and the mechanics’ union in May 2022. Copa Airlines does not have a collective bargain agreement negotiated with the other industry unions, because they do not have the eligible amount of employees. Collective bargaining agreements in Panama typically have terms of 4 years.
The four (4) unions covering employees in Colombia are: the pilots’ unions (ACDAC and ALAR), the flight attendants’ union (ACAV), and the industry union (SINTRATAC). Approximately 31.9% of the Company’s 640 employees are unionized.
AeroRepública entered into collective bargaining with ACAV in January 2018. The collective bargaining process with ACAV resulted in an arbitration award with a two years term that expired in September 2020, which was automatically extended and remains in effect until March 2026.
With respect to ACDAC, a list of demands was submitted in April 2025, and the negotiation process is currently pending resolution by a third party through an arbitration tribunal, which is expected to issue its arbitral award in March 2026.
Additionally, AeroRepública and SINTRATAC entered into collective bargaining agreement in September 2022 for a term of four years expiring August 2026. In December 2025, AeroRepública entered into a collective bargaining agreement with ALAR, a newly formed pilots’ union, for a term of three years, which expires in December 2028.
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
Lines of credit for working capital and letters of credit
The Company maintained letters of credit with several banks with a value of $27.0 million as of December 31, 2025 (2024: $20.6 million). These letters of credit are pledged mainly for operating lessors, maintenance providers and airport operators.
The Company has aggregate unsecured credit facilities of $160.0 million (2024: 175.0 million). These credit facilities are in place for contingency and working capital purposes. As of December 31, 2025, the Company does not have any outstanding borrowings under these credit facilities.

F-57	(Continued)

COPA HOLDINGS, S.A. AND SUBSIDIARIES
Notes to the consolidated financial statements

Tax audit
The Company received notifications from the tax authorities in Panama and Colombia:
■In February 2020, the Company received two notifications from the Panamanian tax authority in connection with a tax audit initiated in 2019. The notifications relate to potentially significant adjustments to dividend tax for fiscal years 2012 through 2016 and income tax for fiscal year 2016. The Company filed an administrative appeal in accordance with the first legal stage under Panamanian law. Under Panamanian law, the statute of limitations is three years for income tax and fifteen years for dividend tax.
■In Colombia, the Company received two notifications in March 2016 and November 2020. The notification received in March 2016 was resolved in favor of the Company. The remaining notification, which relates to income tax, was responded to within the applicable legal term by the Company and remains under review by the tax authority.
The Company, together with its tax advisors, has assessed these matters and concluded that it is not probable that an outflow of resources embodying economic benefits will be required to settle them, as the Company has sufficient technical arguments to support its tax positions.

28. Financial instruments - Risk management and fair value
In the normal course of its operations, the Company is exposed to a variety of financial risks: market risk (especially cash flow, currency, commodity prices and interest rate risk), credit risk and liquidity risk.
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
In the past the Company has entered into financial derivative contracts in an effort to mitigate this risk, but with inconsistent results. During 2025 and 2024, the Company has not entered into new fuel hedge contracts, and has adopted a new strategy of remaining unhedged, while regularly reviewing its policies based on market conditions and others factors.
Fuel price risk is estimated as a hypothetical 10% increase in the December 31, 2025 cost per gallon of fuel. Based on projected 2026 fuel consumption, such an increase would result in an increase to aircraft fuel expense of approximately $88.9 million in 2026 (unaudited).
28.2. Market risk
Equity price risk
The Company’s listed and non-listed equity investments are susceptible to market price risk arising from uncertainties about future values of the investment securities. The Company manages the equity price risk through diversification and by placing limits on individual and total equity instruments. Reports on the equity portfolio are submitted to the Company’s senior management on a regular basis. The Company’s Board of Directors reviews and approves all equity investment decisions. At the reporting date, the exposure on investments at fair value is $69.5 million (2024: $107.8 million).

F-58	(Continued)

COPA HOLDINGS, S.A. AND SUBSIDIARIES
Notes to the consolidated financial statements

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
The majority of the Company’s obligations are denominated in U.S. dollars. Since Panama uses the U.S. dollar as legal tender, the majority of the Company’s operating expenses are also denominated in U.S. dollars, approximately 84.2% of operating expenses for the year ended 2025 (2024: 83.6%, 2023: 79.2%)
Approximately 67.5% (2024: 65.0%, 2023: 64.3%) of the Company’s operating revenues are denominated in U.S. dollars. The remaining portion is are denominated in foreign currencies, as detailed below:

	2025	2024	2023
	%	%	%
U.S. dollars	67.5%	65.0%	64.3%
Foreign currencies -
Brazilian real	8.6%	9.9%	7.7%
Colombian peso	8.8%	8.1%	10.0%
Mexican peso	3.5%	3.9%	3.5%
Chilean peso	3.0%	3.2%	3.1%
Canadian dollar	1.8%	1.8%	1.2%
Argentinian peso	0.5%	1.6%	5.1%
Other currencies	6.3%	6.5%	5.1%
	100.0%	100.0%	100.0%

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
For the year ended December 31, 2025, the Company recorded a net loss on derivative instruments at fair value through profit or loss of $(4.3) million related to foreign currency forward contracts that did not qualify for hedge accounting within “Net change in fair value of derivatives” in the consolidated statement of profit or loss.

F-59	(Continued)

COPA HOLDINGS, S.A. AND SUBSIDIARIES
Notes to the consolidated financial statements

Generally, the Company’s exposure to most currencies, is limited to the period of up to two weeks between the completion of a sale and the conversion to the U.S. dollar. The following chart summarizes the Company’s foreign currency risk exposure (assets and liabilities denominated in foreign currency) as of December 31:

	2025	2024
Assets
Cash and cash equivalents	$46,423	$12,213
Accounts receivable, net	101,623	72,842
Other assets	4,615	17,035
Total assets	$152,661	$102,090
Liabilities
Accounts payable	55,295	23,234
Taxes payable	71,855	60,285
Other liabilities	7,474	12,375
Total liabilities	$134,624	$95,894
Net position	$18,037	$6,196
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
The carrying amounts of financial assets represent the maximum credit risk exposure.
Short and long-term investments
To mitigate the credit risk arising from deposits in bank, the Company only conducts business with financial institutions that have an investment grade above BBB- from Standard & Poor’s and liquidity indicators aligning with or above the market average. For investments in financial instruments, different from deposits in bank, the Company requires a grade above A- from Standard & Poor’s.
The Company has established a policy to perform an assessment, at the end of each quarterly reporting period, of whether a financial instrument’s credit risk has increased significantly since initial recognition, by monitoring changes in credit risk ratings published by Standard & Poor’s.
As the financial instruments are considered to have a low credit risk, the impairment provision is determined at 12-month ECLs using the general approach as prescribed by IFRS 9.
The movement in the allowance for impairment for short and long-term investments at amortized cost for the year ended December 31 was as follows:

	2025	2024
Balance at beginning of year	$(1,103)	$(2,258)
(Additions) / Reversal	318	1,155
Balance at end of year	$(785)	$(1,103)
Accounts receivable
Regarding credit risk originating from commercial accounts receivable, the Company does not consider it significant since most of the accounts receivable can be easily converted into cash, usually in periods no longer than one month. The risk is managed by each business unit subject to the Company’s established policy, procedures and control relating to customer

F-60	(Continued)

COPA HOLDINGS, S.A. AND SUBSIDIARIES
Notes to the consolidated financial statements

credit risk management. Specific credit limits and payment terms have been established according to periodic analysis of the clients’ payment capacity.
A considerable amount of the Company’s tickets sales are processed through major credit cards, resulting in accounts receivable that are generally short-term and usually collected before revenue is recognized. The Company considers that the credit risk associated with these accounts receivable is controllable based on industry trends and strong policies and procedures established and followed by the Company.
As a result, the Company evaluates the concentration of risk with respect to trade receivables as low.
An impairment analysis is performed at each quarterly reporting date using a provision matrix to measure expected credit losses. Loss rates are calculated using a "roll rate" method based on the probability of a receivable progressing through successive stages of delinquency to write-off. To measure the ECLs, trade receivables have been grouped based on shared credit risk characteristics and the day past due.
Loss rates are based on actual credit loss experience over the last 12 months and adjusted for forward-looking factors specific to the debtors and the economic environment over the expected life of the receivables.
Set out below is the information about the credit risk exposure on the Company’s trade receivables using a provision matrix as of December 31:

	2025
		Days past due
	Total	Current	<30	30-60	60-90	>90
Expected credit loss rate		0.1%	0.1%	1.6%	0.5%	61.3%
Gross carrying amount	$199,592	$141,266	$19,074	$13,713	$23,076	$2,463
Expected credit loss	$1,950	$72	$28	$216	$125	$1,509

	2024
		Days past due
	Total	Current	<30	30-60	60-90	>90
Expected credit loss rate		0.0%	9.3%	7.4%	11.2%	63.8%
Gross carrying amount	$172,049	$163,053	$2,978	$1,494	$547	$3,977
Expected credit loss	$3,059	$71	$278	$111	$61	$2,538
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
During 2023, the Company finished the process of implementing appropriate fall back clauses for its long term variable rate debt based of LIBOR and incorporated the new benchmark based on SOFR.
As of December 31, 2025, fixed interest rates range from 0.97% to 4.91%, and the main floating rate is SOFR.
The Company’s earnings are affected by changes in interest rates primarily due to the impact of those changes on interest expenses from variable-rate debt instruments. As of December 31, 2025 we had $1,062.9 million of fixed-rated debt and $917.5 million of variable-rated debt. If the interest rate average is 100 basis points more in 2026 than 2025, the variable-rate debt interest expense would increase by approximately $9.1 million, and the estimated fair value of the fixed-rate debt

F-61	(Continued)

COPA HOLDINGS, S.A. AND SUBSIDIARIES
Notes to the consolidated financial statements

would increase by approximately $36.1 million. These amounts are determined by considering the impact of the hypothetical interest rates on the variable-rate debt and marketable securities equivalent balances at December 31, 2025.
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
December 31, 2025

	Note	Carrying amount	Contractual cash flow	Less than twelve months	Between 1 and 4 years	More than 4 years
Non-derivative financial liabilities
Loans and borrowings	18	$1,980,441	$2,274,675	$235,397	$972,624	$1,066,654
Lease liability	14	324,515	371,740	80,303	251,546	39,891
Account payable	19	164,320	164,320	164,320	—	—
Account payable to related parties	19	1,333	1,333	1,333	—	—
		$2,470,609	$2,812,068	$481,353	$1,224,170	$1,106,545
December 31, 2024

	Note	Carrying amount	Contractual cash flow	Less than twelve months	Between 1 and 4 years	More than 4 years
Non-derivative financial liabilities
Loans and borrowings	18	$1,670,807	$1,872,779	$302,202	$835,630	$734,947
Lease liability	14	329,697	383,417	73,739	247,913	61,765
Account payable	19	229,104	229,104	229,104	—	—
Account payable to related parties	19	1,624	1,624	1,624	—	—
		$2,231,232	$2,486,924	$606,669	$1,083,543	$796,712
28.6. Fair value measurement
Set out below is a comparison, by class, of the carrying amounts and fair values of the Company’s financial instruments, other than those with carrying amounts that are reasonable approximations of fair values:

		Carrying amount		Fair Value
	Note	2025	2024	2025	2024
Financial assets
Long-term investments	9	$248,579	$248,936	250,307	$250,008
Financial liabilities
Loans and borrowings	18	$1,980,441	$1,670,807	2,053,384	$1,710,529
The fair value of the financial assets and liabilities is the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale.

F-62	(Continued)

COPA HOLDINGS, S.A. AND SUBSIDIARIES
Notes to the consolidated financial statements

Management assessed that the fair values of cash and short-term investments, accounts receivables, accounts payable and other current liabilities approximate their carrying amounts largely due to the short-term maturities of these instruments.
The following methods and assumptions were used to estimate the fair values:
•The fair values of the quoted notes and bonds are based on price quotations at the reporting date.
•Debt obligations, financial assets, and financial liabilities are estimated by discounting future cash flows using the Company’s current incremental borrowing for a similar liability.
The following chart summarizes the Company’s financial instruments measured at fair value, classified according to the valuation method:

	Fair value measurement as of reporting date
	2025	Quoted prices in active markets (Level 1)	Significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Recurring fair value measurements
Assets
Investment fund	$69,527	$69,527	$—	$—
Derivatives that do not qualify for hedge accounting-
Foreign currency forward	209	209	—	—
Total assets	$69,736	$69,736	$—	$—

The fair value of derivatives that do not qualify for hedge accounting is the present value of future cash flows based on forward exchange rates at the reporting date.

	Fair value measurement as of reporting date
	2024	Quoted prices in active markets (Level 1)	Significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Recurring fair value measurements
Assets
Investment fund	$107,757	$107,757	$—	$—
Derivatives that do not qualify for hedge accounting-
Foreign currency forward	1,410	1,410	$—	$—
Total assets	$109,167	$109,167	$—	$—
Liabilities
Derivatives that do not qualify for hedge accounting-
Foreign currency forward	$51	$51	$—	$—
Total liabilities	$51	$51	$—	$—

F-63	(Continued)

COPA HOLDINGS, S.A. AND SUBSIDIARIES
Notes to the consolidated financial statements

29. Subsequent events
Dividends
On February 11, 2026, the Board of Directors of Copa Holdings approved a 2026 dividend of $1.71 cents per share per quarter, corresponding to 40% of the adjusted consolidated net income of 2025. Proposed dividends are subject to board ratification each quarter, and are not recognized as a liability as at December 31, 2025.
Stock grants
In February 2026, the Compensation Committee of the Company’s Board of Directors approved 5 awards. Awards under these plans will grant approximately 57,916 shares of non-vested stock, which will vest over a period of 3 to 5 years. The Company estimates the fair value of these awards to be approximately $8.5 million and the 2026 compensation cost for these plans will be $3.4 million.

F-64